Form 20-F
period 2002-12-31
ENEL SOCIETA PER AZIONI
filed 2003-06-30
CIK 1096200

As filed with the Securities and Exchange Commission on June 30, 2003

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2002
1-14970
(Commission file number)
ENEL-Società per Azioni
(Exact name of registrant as specified in its charter)
ENEL S.p.A.
(Translation of registrant’s name into English)
Italy
(Jurisdiction of incorporation or organization)
Viale Regina Margherita 137
Rome, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered

American Depositary Shares	New York Stock Exchange
Ordinary shares with a par value of Euro 1 each	New York Stock Exchange*

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,063,075,189 Ordinary Shares

     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☑	No ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☑

*	Not for trading, but only in connection with the registration of the American Depositary Shares

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
GLOSSARY OF SELECTED ELECTRICITY TERMS
PART I
Item 1. Identity of Directors, Senior Management and Advisors
Item 2. Offer Statistics and Expected Timetable
Item 3. Key Information
The Enel Group
Selected Consolidated Financial Data
Exchange Rates
Risk Factors
Forward-Looking Statements
Item 4. Information on the Company
History And Development Of The Company
Business
Regulatory Matters
Properties, Plants and Equipment
Item 5. Operating and Financial Review and Prospects
The Electricity Market under the New Regulatory Framework
Overview
Outlook
Results of Operations
Inflation
U.S. GAAP Reconciliation
Liquidity and Capital Resources
Trend Information
Item 6. Directors, Senior Management and Employees
Directors
Senior Management
Board of Statutory Auditors
Executive Compensation
Share Ownership
Employees
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
Related Party Transactions
Item 8. Financial Information
Consolidated Financial Statements
Other Financial Information
Significant Changes
Item 9. The Offer and Listing
Markets and Price Range of ADSs and Ordinary Shares
Item 10. Additional Information
Stock Option Plan
By-Laws
Material Contracts
Exchange Controls
Taxation
Documents On Display
Item 11. Quantitative and Qualitative Disclosure About Market Risk
Price Risk Management and Market Risk Information
Item 12. Description of Securities Other than Equity Securities
PART II
Item 13. Defaults, Dividends Averages and Delinquencies
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
Item 15. Controls and Procedures
Item 16. [Reserved]
PART III
Item 17. Financial Statements
Item 18. Financial Statements
Item 19. Exhibits
SIGNATURES
Index to Exhibits
EXHIBIT 1.1
EXHIBIT 3.1
EXHIBIT 99.1

PRESENTATION OF FINANCIAL AND OTHER INFORMATION	1
GLOSSARY OF SELECTED ELECTRICITY TERMS	2
PART I	4
Item 1. Identity of Directors, Senior Management and Advisors	4
Item 2. Offer Statistics and Expected Timetable	4
Item 3. Key Information	4
The Enel Group	4
Selected Consolidated Financial Data	4
Exchange Rates	7
Risk Factors	8
Forward-Looking Statements	16
Item 4. Information on the Company	17
History and Development of the Company	17
Business	19
Overview	19
Strategy	23
The Enel Group	26
Regulatory Matters	62
Overview of Regulation in the Energy Sector	62
Electricity Regulation	62
Gas Regulation	77
Telecommunications Regulation	79
Water Regulation	81
Environmental Matters	81
Properties, Plants and Equipment	88
Item 5. Operating and Financial Review and Prospects	89
The Electricity Market under the New Regulatory Framework	89
Overview	91
Outlook	97
Results of Operations	100
2002 compared with 2001	101
2001 compared with 2000	111
Inflation	121
U.S. GAAP Reconciliation	121
Liquidity and Capital Resources	128
Trend Information	133

i

Item 6. Directors, Senior Management and Employees	133
Directors	133
Senior Management	136
Board of Statutory Auditors	138
Executive Compensation	139
Share Ownership	141
Employees	141
Employee benefits	143
Item 7. Major Shareholders and Related Party Transactions	144
Major Shareholders	144
Related Party Transactions	145
Item 8. Financial Information	146
Consolidated Financial Statements	146
Other Financial Information	146
Legal Proceedings	146
Dividend Policy	147
Significant Changes	149
Item 9. The Offer and Listing	150
Markets and Price Range of ADSs and Ordinary Shares	150
Item 10. Additional Information	152
Stock Option Plan	152
By-Laws	155
Material Contracts	170
Exchange Controls	170
Taxation	171
Documents on Display	175
Item 11. Quantitative and Qualitative Disclosure About Market Risk	175
Price risk management and market risk information	175
Item 12. Description of Securities Other than Equity Securities	179
PART II	179
Item 13. Defaults, Dividends Averages and Delinquencies	179
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds	179
Item 15. Controls and Procedures	179
Item 16. [Reserved]	179
PART III	179
Item 17. Financial Statements	179
Item 18. Financial Statements	179

ii

Item 19. Exhibits	181

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Unless we indicate otherwise, the financial information contained in this annual report is prepared in accordance with Italian GAAP, which are the accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragioneri (National Board of Chartered Accountants) and, to the extent such requirements or principles are silent on particular issues and not at variance, by those standards laid down by the International Accounting Standards Board (I.A.S.B.). These principles are described in note 2 to our consolidated financial statements included in this annual report. These principles differ in certain respects from generally accepted accounting principles in the United States or U.S. GAAP. We describe these differences in note 23 to our consolidated financial statements. Unless indicated otherwise, any reference in this annual report to our consolidated financial statements is to the consolidated financial statements (including the notes to the consolidated financial statements) included in this annual report.

     We publish our consolidated financial statements in euro. In this annual report, unless we specify otherwise or the context otherwise requires:

•	References to “dollars,” “$” and “U.S. dollars” are to United States dollars;

•	References to “lire,” “lira” or “Lit.” are to Italian lire; and

•	References to “€,” “euro” or “Euro” are to the euro, the single currency established for participants in the third stage of the European Economic and Monetary Union, or EMU, commencing January 1, 1999. The Republic of Italy is a participant in EMU. From January 1, 1999 through December 31, 2001, the lira existed solely as a subdivision of the euro and the euro existed in electronic form only. During such period, non-cash transactions were conducted in either euro or lire. Euro notes and coins were circulated for the first time on January 1, 2002. Beginning as of March 1, 2002, only euro notes and coins are legal tender in Italy and the other participating member states and the lira has ceased to exist.

     To facilitate a comparison, the consolidated financial statements included in Item 18 and all other lire-denominated financial data for periods prior to January 1, 2001 included in this annual report have been restated from lire to euro at the fixed rate as of December 31, 1998 established by the European Central Bank of Lit.1,936.27 = Euro 1.00.

     For convenience only and except where we specify otherwise, we have translated certain Euro figures into dollars at the rate of Euro 1.00 = $1.0485, the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”) on December 31, 2002, the date of the most recent balance sheet included in this annual report. By including convenience currency translations in this annual report, we are not representing that the euro amounts actually represent the dollar amounts shown or could be converted into dollars at the rates indicated. On June 24, 2003, the noon buying rate for euro was $1.1498 = Euro 1.00. For information about the rate of exchange between the dollar and the euro since January 1, 1999, you should read “Item 3. Key Information—Exchange Rates.”

     In this annual report, “Enel” and the “Company” refer to ENEL S.p.A. and the terms “Enel Group,” “Group,” “we,” “us” and “our” refer to ENEL S.p.A., together with its consolidated subsidiaries. All references to “Italy” or the “State” are to the Republic of Italy. All references to the “Treasury Ministry” or the “Treasury” are to the Ministry of Economy and Finance and its predecessor, the Ministry of the Treasury, Budget and Economic Planning of the Republic of Italy. All references to the “Industry Ministry” are to the Ministry of Productive Activities and its predecessor, the Ministry of Industry, Commerce and Handcrafts of the Republic of Italy, all references to the “Environment Ministry” are to the Ministry of the Environment of the Republic of Italy, all references to the “Energy Authority” are to the Authority for Electric Energy and Gas of the Republic of Italy, all references to the “Communications Authority” are to the Authority for the

Guarantee of Communications of the Republic of Italy, and all references to the “Antitrust Authority” are to the Antitrust Authority of the Republic of Italy. All references to the Gestore della Rete are to the Gestore della Rete di Trasmissione Nazionale S.p.A., a company owned by the Treasury Ministry that manages Italy’s national electricity transmission grid.

     We use a number of terms related to the electricity industry in this annual report. We have explained some of these terms in the following “Glossary of Selected Electricity Terms” included in this annual report.

GLOSSARY OF SELECTED ELECTRICITY TERMS

     The following explanations are not technical definitions, but they should assist you in understanding some of the terms used in this document.

Average thermal efficiency	A measure of the efficiency of a thermal generating plant in converting sources of energy such as fuel oil into electricity. Average thermal efficiency is expressed as the amount of electricity actually produced in kWh as a percentage of the kWh equivalent of the energy source consumed.

Combined Cycle Gas Turbine	A type of generating plant that produces electricity through both gas turbines and steam turbines. Conventional boilers or other generators recover and use the heat exiting from gas turbines.

Co-generation	The simultaneous generation of steam and electricity, typically where the need arises for industrial purposes.

Generating unit	An electric generator together with the turbine or other device which drives it.

Gigawatt (GW)	1,000,000,000 watts (1,000 megawatts).

Gigawatt hour (GWh)	One gigawatt of power supplied or demanded for one hour.

Installed capacity	The maximum power which could be produced continuously throughout a prolonged period of operation. All equipment is assumed to be fully operational.

Kilovolt (kV)	1,000 volts.

Kilovolt ampere (kVA)	1,000 volts ampere.

Kilowatt (kW)	1,000 watts.

Kilowatt hour (kWh)	One kilowatt of power supplied or demanded for one hour.

Megawatt (MW)	1,000,000 watts (1,000 kilowatts).

Megawatt hour (MWh)	One megawatt of power supplied or demanded for one hour.

Megavolt ampere (MVA)	1,000,000 volts ampere.

NOx	Oxides of nitrogen.

Orimulsion	Abbreviation of “Orinoco emulsion”, which is a fossil fuel from the Orinoco river basin in Venezuela consisting of very fine bitumen dispersed in water. Orimulsion emits the same amount of CO2 as fuel oil of equivalent energy value.

SO2	Sulfur dioxide.

Substation	Equipment which switches and/or changes or regulates the voltage of electricity in a transmission and distribution system.

Terawatt (TW)	1,000,000,000,000 watts (1,000 gigawatts).

Terawatthour (TWh)	One terawatt of power supplied or demanded for one hour.

Thermal unit	A generating unit which uses combustible fuel as the source of energy to drive an electric generator.

Volt	The basic unit of electric force analogous to water pressure in pounds per square inch.

Voltampere	The basic unit of apparent electrical power.

Watt	The basic unit of active electrical power.

PART I

Item 1. Identity of Directors, Senior Management and Advisors

     Not applicable.

Item 2. Offer Statistics and Expected Timetable

     Not applicable.

Item 3. Key Information

The Enel Group

     We are the principal electricity operator in Italy, with the leading position in the generation, distribution, sale and transmission of electricity. Our net electricity production in 2002 was 145.1 TWh (including 8.0 TWh generated by Eurogen and 5.7 TWh generated by Interpower, the generating companies that we sold in May 2002 and January 2003, respectively). Our net production decreased by 14%, or by 24 TWh, in 2002 as compared to 2001, primarily as a result of the divestiture of Elettrogen and Eurogen, which took place in September 2001 and May 2002, respectively. Based on data provided by the Gestore della Rete, we estimate that our production (including production by Eurogen and Interpower) represented 54% of Italian net production during 2002. We estimate that, in terms of the volume of electricity sold in the year 2002, we were one of the largest electric utilities in Europe. According to Bloomberg, based on market capitalization, Enel was the largest publicly traded electric utility in Europe. Based on revenues, we were one of the largest industrial groups in Italy, with operating revenues of Euro 29,977 million, or approximately $31,431 million, in 2002. We earned net income of Euro 2,008 million, or $2,105 million, in 2002.

     The Republic of Italy, through the Treasury Ministry, currently owns approximately 68% of Enel’s shares, having sold approximately 32% of the Company’s shares in the initial public offering in 1999 as part of the privatization and liberalization of the Italian electricity market. Our current senior management team has focused on preparing to face the challenges posed by market deregulation by capitalizing on our expertise in the electricity and gas sectors and by seeking new opportunities for growth in Italy and abroad. With this intent, we intend to focus on our core energy business, achieve cost leadership in the generation, distribution and sale of electricity and gas, and make customer care a high priority. In addition, we will continue to evaluate strategically relevant international opportunities, both in new markets and in our existing markets, such as Spain and, in the area of renewable energy, in North and Central America. We now view our telecommunications activities solely as a financial investment.

Selected Consolidated Financial Data

     You should read the following selected consolidated financial data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

     Our consolidated financial statements and the notes thereto included herein have been prepared in accordance with Italian GAAP, which differ in certain important respects from U.S. GAAP. For an explanation and quantification of such differences, see notes 23, 24 and 25 to our consolidated financial statements included herein.

	As of December 31,

	1998	1999	2000	2001	2002	2002(2)

	(euro in millions, except per share amount) (1)					(dollars
						in millions,
						except
						per share
						amounts)
Consolidated Statement of Income Data
Amounts in accordance with Italian GAAP:
Operating revenues	€20,549	€20,960	€25,109	€28,781	€29,977	$31,431
Operating expenses:
Depreciation and amortization	3,117	3,203	3,459	4,459	4,477	4,694
Other	12,472	12,372	16,897	20,844	22,620	23,717

Total operating expenses	15,589	15,575	20,356	25,303	27,097	28,411

Operating income	4,960	5,385	4,753	3,478	2,880	3,020
Financial income (expense)	(764)	(584)	(648)	(1,110)	(1,178)	(1,235)
Equity losses(3)	—	(227)	(458)	(85)	(59)	(62)
Extraordinary income (expense)(4)	(468)	(547)	192	2,318	736	771
Income before taxes	3,727	4,027	3,839	4,601	2,379	2,494
Income taxes	1,514	1,683	1,649	649	608	637
Net income (after minority interest)	€2,213	€2,345	€2,188	€4,226	€2,008	$2,105

Earnings per share(5)	€0.18	€0.19	€0.18	€0.70	€0.33	$0.35
Number of shares outstanding (in millions)	12.126	12.126	12.126	6.063	6.063	—
Amounts in accordance with U.S. GAAP(6):
Operating revenues	€20,539	€21,053	€26,432	€28,781	€30,604	$32,088
Depreciation and amortization	2,956	3,064	3,485	4,478	4,069	4,267
Operating income (7)	4,486	5,102	4,065	3,641	4	5
Income before taxes (7)	3,746	4,228	3,125	3,965	1,373	1,441
Net income (after minority interest)	1,823	2,295	1,841	3,688	1,399	1,467
Earnings per share(5)	€0.15	€0.19	€0.15	€0.61	€0.23	$0.24

See notes on next page.

	As of December 31,

	1998	1999	2000	2001	2002	2002(2)

	(euro in millions) (1)					(dollars in
						millions)
Consolidated Balance Sheet Data
Amounts in accordance with Italian GAAP:
Fixed assets, net	€39,089	€37,914	€35,744	€35,004	€37,533	$39,353
Current assets	6,524	6,193	9,456	11,902	14,464	15,165
Total assets	46,780	45,017	49,633	63,190	67,019	70,269
Current liabilities	11,275	10,796	15,621	19,164	21,916	22,979
Short-term debt(8)	5,412	3,481	6,406	7,107	8,371	8,777
Long-term debt(9)	8,780	8,760	7,984	16,072	17,172	18,005
Shareholders’ equity	18,530	17,577	18,312	20,966	20,772	21,779
Amounts in accordance with U.S. GAAP(6):
Fixed assets, net	€38,714	€37,709	€37,403	€36,035	€38,304	$40,162
Total assets	46,821	45,341	54,535	63,799	66,423	69,645
Short-term debt(8)	5,412	3,481	6,406	7,107	8,371	8,777
Long-term debt(9)	8,780	8,760	10,301	16,072	17,172	18,005
Shareholders’ equity	17,965	16,989	17,438	19,467	18,526	19,425
Consolidated Cash Flow Data
Amounts in accordance with Italian GAAP:
Net cash provided by operating activities	€7,875	€6,978	€4,900	€6,164	€4,793	$5,025
Net cash used in investing activities	(2,975)	(2,351)	(3,429)	(8,666)	(4,206)	(4,410)
Net cash (used in) provided by financing activities	(3,626)	(5,571)	(1,510)	2,598	(774)	(811)
Amounts in accordance with U.S. GAAP(6):
Net cash provided by operating activities	7,935	7,010	4,937	5,554	3,815	4,000
Net cash used in investing activities	(3,035)	(2,383)	(3,468)	(8,707)	(4,241)	4,447
Net cash (used in) provided by financing activities	(3,626)	(5,571)	(1,509)	3,249	239	250

	As of December 31,

	1998	1999	2000	2001		2002

Operating Data (unaudited)
Gross installed capacity (GW)	58.9	59.4	58.9	52.0	(10)	45.3	(14)
Domestic generation (TWh)(11)	179.5	178.8	182.5	169.1	(12)	145.1	(13)
Domestic sales to final customers (TWh) (11)	226.2	230.5	222.9	206.0		194.3
Customers (millions)	29.3	29.7	29.8	29.8		28.8
Employees	84,938	78,511	72,647	72,661		71,204

(1)	Lira amounts relating to the fiscal years 1997 to 2001 have been translated into euro amounts at the fixed rate of Lit. 1,936.27 = Euro1.00.
(2)	We have translated euro amounts into dollar amounts at the noon buying rate for euro on December 31, 2002 of Euro1.00 = $ 1.0485.
(3)	Under Italian GAAP, for the year ended December 31, 1999 and 2000, we accounted for our investment in WIND Telecomunicazioni S.p.A., or WIND, the lead company of our telecommunications segment, under the equity method of accounting. We have consolidated WIND on a line-by-line basis since January 1, 2001. We used the cost method of accounting in previous periods. You should read note 2 to our consolidated financial statements for a discussion of our consolidation principles. For purposes of U.S. GAAP, we have consolidated WIND since January 1, 2000.
(4)	You should read note 23 to our consolidated financial statements for a discussion of the different criteria used under Italian GAAP and U.S. GAAP for determining what constitutes an extraordinary item.
(5)	We calculate earnings per share by dividing our consolidated net income by the number of ordinary shares outstanding during each period. Prior to our initial public offering in November 1999, all of our ordinary shares were owned by the Treasury Ministry. Following the offering, and at December 31, 2002, the Treasury Ministry owned approximately 68% of our ordinary shares. You should consider that our share capital was Lit. 12,126,150,379,000 (corresponding to Euro 6,262,634,018) divided into 12,126,150,379 shares with a par value of each share of Lit. 1,000 (corresponding to Euro 0.52) until July 9, 2001, the date on which both the re-denomination of our share capital in Euro and the one-for-two reverse stock split became effective. As a result of the re-denomination and the reverse stock split, our share capital is now Euro 6,063,075,189, divided into 6,063,075,189 shares, each with a par value of Euro 1.
(6)	For information concerning differences between Italian GAAP and U.S. GAAP that are relevant to our consolidated financial statements, you should read notes 23, 24 and 25 to our consolidated financial statements.
(7)	Operating income under U.S. GAAP in 2000, 2001 and 2002 is affected by the different treatment under U.S. GAAP of extraordinary contributions to the national pension system (Euro 577 million, Euro 523 million and Euro 446 million, respectively). In 2002 it also includes the writedown of goodwill related to WIND for an amount of Euro 2,336 million. See note 23 to our consolidated financial statements.
(8)	Includes current portion of long-term debt.
(9)	Excludes current portion of long-term debt.
(10)	Including 7,346 MW owned by Eurogen, the generating company that we sold in May 2002.
(11)	For the period beginning on January 1 of each year and ending as of such date.
(12)	Including 12.2 TWh generated by Elettrogen and Valgen before they were divested during 2001, and 20.9 TWh generated by Eurogen.
(13)	Including 8.0 TWh generated by Eurogen before it was divested in May 2002, and 5.7 TWh generated by Interpower.
(14)	Including 3.0 GW of capacity of Interpower.

Exchange Rates

     The following table shows, for the periods indicated, information concerning the exchange rate between the U.S. dollar and the euro. Amounts for 1998 (before the adoption of the euro) have been calculated based on the noon buying rates for the Italian lira, converted into euro at the offered fixed conversion rate of Euro1 = Lit. 1936.27 and expressed in dollars per euro. These rates are provided solely for your convenience. We do not represent that the euro could be converted into U.S. dollars at these rates or at any other rate.

     The column of averages in the table below shows the averages of the relevant exchange rates on the last business day of each month during the relevant period. The high and low columns show the highest and lowest exchange rates on any business day during the relevant period.

	End of period	Average	High	Low

U.S. dollars per euro(1)
Year:
1998	1.1707	1.1147
1999	1.0070	1.0588
2000	0.9388	0.9207
2001	0.8901	0.8909
2002	1.0485	0.9495
Month ended:
December 31, 2002			1.0485	0.9927
January 31, 2003			1.0861	1.0361
February 28, 2003			1.0875	1.0708
March 31, 2003			1.1062	1.0545
April 30, 2003			1.1180	1.0621
May 30, 2003			1.1853	1.1200

(1)	Based on the Noon Buying Rate for the euro for the periods indicated.

     Our ordinary shares are quoted in euro on Telematico, the Italian automated screen-based trading market managed by Borsa Italiana. Our American Depositary Shares, or ADSs, are quoted in U.S. dollars and traded on the New York Stock Exchange.

     The fixed conversion rate between the euro and the lira established on December 31, 1998 was Lit.1,936.27 = Euro 1.00.

     On June 24, 2003 the noon buying rate for the euro was $1.1498 = Euro 1.00.

Risk Factors

You should carefully consider the risks described below and all of the other information in this document. If any of the risks described below actually occurs, our business, financial condition or results of operations could be materially adversely affected and the trading price of our ordinary shares or ADSs could decline.

Risks Relating to Our Energy Business

We must overcome regulatory challenges to implement our new strategy

     Regulatory changes implemented in Italy as part of the general liberalization of the electricity market in the past few years have led to increased competition and placed limits on the size of our power generation and other businesses. Even so, in 2002, our new management team made a strategic decision to move away from the diversification strategy we had been pursuing in recent years to refocus on our core energy business.

     As regards our electricity business, by law, since January 1, 2003, no single company or group may generate and/or import more than 50% of the total of imported and domestically produced electricity in Italy. As a result of this limit, we were required to sell not less than 15,000 MW of our generating capacity by January 1, 2003, which we achieved through the sale of Elettrogen S.p.A., Eurogen S.p.A. and Interpower S.p.A., three generating companies we call the “Gencos” (see Item 4. “Information on the Company—Disposal of the Gencos”). As a result of these sales, which occurred between September 2001 and January 2003, we expect to generate approximately 39% of the total amount of electricity generated and imported in Italy in 2003. In addition, based on data from the Gestore della Rete, we estimate that our market share in the sale of electricity in Italy decreased from 92% in 1999 to 67% in 2002, and we expect our market share to continue to decline in the coming years as liberalization progresses. As a consequence of our disposal of the three Gencos, our operating profits have declined, and will continue to do so as a result of the increased competition and regulatory constraints on our market share, unless we are able to offset the decrease in sales volumes of our generation business through improved efficiency, increased sales in other areas of our business or international expansion.

     Our entry into the gas sector also exposes us to risks relating to market regulation. Italian regulations enacted in May 2000 have sought to introduce competition into the Italian natural gas market through the liberalization of the import, export, transport, dispatching, distribution and sale of gas. However, we cannot predict whether or when these regulations will result in a fully liberalized market, or how the natural gas market will develop under these conditions. For example, on January 1, 2003, the gas market was supposed to have been completely liberalized, with sellers able to freely determine prices for all customers. However, the Energy Authority, which retained the right to control prices for certain, mainly residential, customers after that date, imposed a price freeze with respect to those customers at the levels that were in place on December 31, 2002, and is still establishing regulations to govern activities on the free market (such as sales regulations, network codes and provider-switching procedures).

     In this environment, our strategy is to seek both to be the cost leader in the generation of electricity and the distribution and sale of electricity and gas in Italy and to provide high quality customer service. If we are unable to implement this strategy, or are otherwise unable to adapt our core energy businesses to meet these regulatory challenges, it may have a material adverse effect on our business prospects, financial condition and results of operations.

We face increasing competition in the electricity market.

     For many years we had virtually no competition in the markets for the generation, transmission and distribution of electricity in Italy. The increase in competition under the new electricity market structure called for by the Bersani Decree, a law enacted in 1999 with the intent of liberalizing the Italian electricity market, may materially adversely affect our results of operations and financial condition by further reducing our market share, revenues and/or profits. Under the new structure, the number of customers able to purchase electricity on the free market will continue to increase each year as consumption thresholds determining eligibility drop, until all customers become eligible, in 2004 for non-household users and in 2007 for individual consumers.

     Our competitors in the generation business include independent power producers and municipal utilities. In addition, our disposal of the Gencos has exposed us to increasing competition from other operators of electricity generating capacity, including Italian and international power companies. In sales of electricity on the free market, we also face competition from suppliers and wholesalers that are intensive users of electricity and may resell to other end users the electricity that they purchase. We expect that competition will increase further due to:

•	An increase in bilateral contracts between our competitors and final customers;

•	The introduction of the pool market, on which prices will be determined by competitive bidding;

•	Regulations limiting each operator’s access to international electricity sources to a maximum percentage of available interconnection capacity; and

•	The construction of new generation facilities by our competitors and the development of new interconnection lines that would increase the volume of electricity that might be imported in Italy.

     For a more complete description of the regulation of the industry and the way we expect it to affect the electricity market, you should read “Item 4. Information on the Company—Regulatory Matters—Electricity Regulation.”

Future regulation could have a significant adverse effect on our energy businesses and their profitability.

     The laws, regulations and policies of the European Union and the Italian government significantly affect our revenues and profits and the way we conduct our business. The regulatory framework for both the Italian electricity and natural gas markets has changed significantly in recent years as a result of legislation designed to liberalize these markets and create more competition. Future regulation by the European Union or the Italian government may require significant changes in our business or otherwise affect our business in ways that we cannot predict. For example, the Italian Parliament is currently examining a bill that includes several regulatory changes to the current structure of the electricity industry. If this bill is adopted, our subsidiary Terna S.p.A., as owner of the national transmission network, could be merged with the national transmission network operator, the Gestore della Rete. The bill envisions the subsequent privatization of the merged entity, which would own and manage the Italian transmission network, and would place a limit on our ability to own shares in the privatized entity. Any new regulations that cause us to restructure or otherwise change our business may have a material adverse effect on our business prospects, results of operations and financial condition. You should read “Item 4. Information on the Company—Regulatory Matters” for a detailed discussion of these regulatory changes.

Significant increases in fuel prices or disruptions in our fuel supplies could have a negative effect on our business.

     Our thermal generating plants use fuel oil, natural gas and coal to generate electricity. Increases in energy prices, therefore, have a direct effect on our operating costs. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world that we can neither control nor accurately predict. While the government-set tariffs we charge on the regulated market include a component intended to compensate us for changes in the cost of fuel, the expected introduction of the pool market and the anticipated increase in the number of consumers who qualify to participate in the free market will increase risks relating to fuel price fluctuations.

     In addition, our use of natural gas has increased in recent years, and can be expected to continue to increase in the near future, particularly as we convert plants to combined cycle technology. In 2002, approximately 34.4% of the electricity we produced was generated by plants using natural gas. A significant portion of the natural gas we currently use depends on direct supplies from Algeria and Nigeria. Security concerns associated with this imported supply add an element of uncertainty regarding our continued ability to procure sufficient quantities of natural gas.

     If there are substantial increases in the price of the fuels we use to generate electricity that we are unable to pass on to our customers, or if adequate supplies of fuel become unavailable in the future, our results of operations and financial condition may be materially adversely affected.

We may not be able to realize the benefits of acquisitions in our gas distribution business.

     A significant part of our strategy going forward is to develop and increase our natural gas distribution activities. As part of this strategy, we have acquired a number of natural gas distributors with operations in various Italian regions during the past three years, including Camuzzi Gazometri S.p.A., or Camuzzi Gazometri, one of the largest alternative gas distributors in Italy. We are in the process of integrating these several entities into one gas distribution company in order to improve the efficiency of our operations. There can be no assurance that we will be able to realize potential synergies, cost savings or other benefits expected from their integration.

Our expansion outside of Italy subjects us to risks associated with local market conditions.

     We have in recent years expanded our operations overseas. We have operations in the renewable energy sector in North and Central America, and in 2002, we entered Spain’s electricity market through the acquisition of Electra de Viesgo, a Spanish electricity generation and distribution company. In 2003, we entered the Bulgarian market with our acquisition of a controlling stake in Entergy Power Holding Maritza BV, which through a subsidiary owns a power generation plant in Bulgaria. We also agreed to acquire a controlling stake in the renewable energy operations of Spain’s Union Fenosa, as well as a 50% stake in a combined cycle generation facility Union Fenosa is currently constructing. We will continue to evaluate opportunities abroad and may expand our investments in these countries or in new markets. Our acquisition of businesses outside of Italy requires us to become familiar with new markets and competitors, and exposes us to local economic, regulatory and political risks. Operating internationally also may subject us to risks related to currency exchange rate fluctuations, foreign investment restrictions or restrictions on remittances by local subsidiaries. Depending on the circumstances, unfavorable developments in one or more of these areas in a foreign country in which we have operations could adversely affect our business prospects, financial condition and results of operations.

New regulations may limit our ability to recover fully our stranded costs.

     Our stranded costs mainly consist of costs resulting from governmental requirements imposed in the past on the design and operation of our generation plants. In particular, because of governmental policies, we built most of our plants to ensure a high degree of flexibility in the type of fuel that they could use. The Industry Ministry and the Treasury Ministry determined which costs were to be considered as recoverable stranded costs and established a system to recover them. Under that system, we were to be permitted to recover a significant portion of our stranded costs between 2000 and 2006. However, a law enacted in April 2003 has narrowed the type of stranded costs that we will be able to recover after January 1, 2004 to those incurred in connection with our imports of liquefied natural gas from Nigeria. This law also provides that our recoverable stranded costs for the 2000-2003 period will be determined under parameters to be set by the Industry Ministry and the Treasury Ministry, after consultation with the Energy Authority. We cannot predict how the Industry Ministry and Treasury Ministry will calculate these costs, or whether the amounts we will be permitted to recover, if any, will be sufficient to reimburse us for costs actually incurred. You should read “Item 4. Information on the Company—Regulatory Matters—Electricity Regulation—The new tariff structure—Stranded costs” for a more detailed description of the stranded costs recovery plan.

Recent acquisitions have resulted in an increase in our level of indebtedness, and may result in credit rating downgrades or otherwise affect our financial condition.

     Recent acquisitions have had and will continue to have a significant effect on our results of operations and financial condition. Our acquisition of Infostrada, Italy’s second-largest provider of fixed-line telephone services in 2001, has had a negative impact on our results through the amortization of Euro 7,631 million in goodwill that arose from the transaction, and the indebtedness incurred to finance the acquisition has negatively affected our financial condition. In addition, in March 2003, we agreed to pay Wireless Services Belgium SA, a subsidiary of France Télécom, Euro 1,330 million for its 26.6% stake in WIND Telcomunicazioni S.p.A., or WIND. After the announcement of the transaction, Standard & Poor’s Rating Services changed the outlook on our long-term debt from stable to negative, and Moody’s Investors Service changed the outlook for all of its ratings on our debt from stable to negative, although both agencies confirmed their rating of A+ and A1, respectively, for our long-term debt. Credit rating downgrades would increase our borrowing costs. Our net financial debt at March 31, 2003, was Euro 22,831 million. If we incur additional indebtedness to finance future acquisitions, or if such transactions generate significant amounts of goodwill or result in the downgrade of our credit ratings, it could have a material adverse effect on financial condition and our results of operations.

We have had to increase investments and may incur additional costs to comply with regulations on the quality of electricity service.

     In Italy, we are subject to regulations on quality-of-service standards for electricity companies, particularly with regard to service continuity, or the frequency and duration of interruptions in service. In connection with the continuity standards, the Energy Authority has put in place a system of bonuses and penalties, under which entities that exceed the quality standards for continuity of service earn bonus payments from the Energy Authority, and entities that do not meet these standards must pay fines.

     In order to comply with these regulations and provide our electricity services in accordance with the quality-of-service standards, we invested approximately Euro 1,820 million from 2000 through 2002, and have in place a plan requiring expenditures of approximately Euro 2,910 million in the period 2003-2007 to enhance the quality of our service. We cannot be sure that our planned levels of capital expenditures will be adequate to ensure our compliance with existing quality of service targets, including those with respect to continuity of service, or whether our results of operations may be adversely affected by our failure to meet these targets, or by any penalties we might be required to pay as a result of any such failure.

Our core energy businesses and other activities are subject to numerous environmental regulations that could significantly affect our results of operations and financial condition.

     Our core electricity and gas businesses and other activities, such as power-related engineering and construction and telecommunications, are subject to extensive environmental regulation under Italian law, including laws adopted to implement European Union regulations and directives and international agreements on the environment. Environmental regulations affecting our business primarily relate to air emissions, water pollution, waste disposal and electromagnetic fields. The principal air emissions deriving from fossil-fueled electricity generation are sulfur dioxide (SO2), nitrogen oxides (NOX), carbon dioxide (CO2) and particulate matters such as dust and ash. A primary focus of environmental regulation applicable to our business is to reduce these emissions.

     We incur significant costs to comply with environmental regulations requiring us to implement preventive or remediation measures, although in some cases we may benefit from a reimbursement mechanism provided by law. In addition, expressions of public concern about environmental problems may result in even more stringent regulation in the future. Environmental regulatory measures:

•	May take such forms as emission limits, taxes or required remediation measures; and

•	May influence our policies in ways that affect our business decisions and strategy, such as by discouraging our use of certain fuels.

     We spent a total of Euro 352 million (including environmental taxes) in 2002 on measures to minimize the impact of our operations on the environment, including measures to comply with applicable law. Major expenditures include capital expenditures to limit SO2 and NOx emissions in generation and to install underground cables in our distribution network. We also incurred approximately Euro 580 million in 2002 in additional fuel costs to comply with environmental regulations.

     In addition, we are parties to a significant number of legal proceedings relating to environmental matters. The aggregate amounts of damages that we may be required to pay and the aggregate costs of remediation or preventive measures we may be required to implement following final adjudications in these proceedings may be significant.

     You should read “Item 4. Information on the Company—Regulatory Matters—Environmental Matters” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings” for a more complete discussion of environmental matters. See also “We may incur significant capital expenditures to comply with legislation on electromagnetic fields; we may not be fully reimbursed for these capital expenditures,” below.

Risks Relating to Our Other Businesses

We may be unable to divest our non-core businesses on acceptable terms.

     We intend to divest certain of our non-core businesses, such as Enel Real Estate S.p.A. We also may dispose of all or part of our telecommunications operations at some point in the future. Although these planned divestments generally fit into our strategy of focusing on our core energy business, there can be no assurance that we will be able to sell these assets in accordance with our own timetable, if at all, or that any sales will be made on favorable terms. Our inability to dispose of these businesses on acceptable terms could have a material adverse effect on our business strategy and financial condition.

WIND’s ability to offer competitive services depends on the use of rapidly changing technologies, which are unproven and can require significant expenditures.

     The telecommunications industry is subject to rapid technological change, which puts pressure on existing participants and new entrants to develop new or advanced fixed-line, mobile or Internet technologies that are unproven and may not provide the expected advantages over existing technologies. We cannot predict the effect of these technological changes on WIND or its ability to provide competitive services.

     For example, in late 2000, WIND made an initial payment of Euro 2,066 million in order to acquire a UMTS license from the Italian government for the provision of third generation mobile telephony services. WIND will be required to make substantial investments during the next several years in order to build out its UMTS network and develop related services and products, as well as paying an additional Euro 361.5 million in respect of its license over the next nine years. UMTS technology and UMTS-related services, however, are not yet fully tested. If UMTS technology is not developed on a timely basis, or if it does not deliver the anticipated advantages over current services or gain widespread acceptance, WIND’s results of operations could be materially and adversely affected.

     In 2001, WIND entered into two syndicated credit facilities for a total amount of Euro 7,000 million. As of December 31, 2002, Euro 5,865 million were outstanding on these two facilities. Under these facilities, the availability of funds and changes in applicable interest rates are conditioned upon the maintenance by WIND of certain financial ratios within certain levels, and WIND would be considered in default and required to make repayments if such ratio levels are not maintained.

     WIND expects that competition for resources and infrastructure needed to develop new telecommunications technologies will intensify. As new technologies develop, WIND may be placed at a competitive disadvantage and competitive pressures may force it to implement these new technologies at a substantial cost. Any inability by WIND to implement these new technologies on a timely basis, penetrate new markets in a timely manner in response to changing market conditions or customer requirements, or any failure by new or enhanced services offered by WIND to achieve a significant degree of market acceptance, could have a material adverse effect on WIND’s business prospects, operating results and financial condition.

WIND faces increasing competition.

     The Italian and EU telecommunications sector is highly competitive and we expect competition to increase.

     In fixed-line telephony, WIND competes primarily with Telecom Italia, the incumbent operator that historically held a monopoly for fixed-line services in Italy and continues to hold a significant majority of the overall market for fixed-line services. WIND also competes with a number of other fixed-line operators that, like WIND, seek to offer customers an alternative to Telecom Italia.

     In its mobile telephone business, WIND faces strong competition , particularly from Telecom Italia Mobile and Vodafone Omnitel, the two leading wireless operators in Italy. WIND expects further competition from “3”, a mobile operator which launched its commercial services at the beginning of 2003 and which, along with Telecom Italia Mobile, Vodafone Omnitel and WIND, successfully bid for UMTS licenses for third-generation mobile telephony services in 2000.

     WIND also faces significant competition from existing operators in the Internet and data service areas, and we expect that new competitors will emerge as these markets continue to evolve and grow.

     Telecom Italia, WIND’s principal competitor, has greater financial resources, more developed infrastructure and a larger market share than WIND. In order to compete effectively with existing competitors and any new entrants, WIND may be required to reduce its tariffs further and make additional capital expenditures to develop its services; subsequent reductions in revenues or increases in costs could have a material adverse impact on WIND’s operating results and financial condition.

WIND relies on agreements with other fixed-line and mobile telephone carriers to provide telephone services.

     WIND depends on its interconnection agreement with Telecom Italia’s network to provide indirect access for its fixed-line telephone services and on its ability to lease lines from Telecom Italia in order to provide direct access for certain of WIND’s largest corporate clients. WIND also relies on interconnection and roaming agreements with other telephone operators, including international carriers, in order to expand the scope and range of its telephony services. WIND’s ability to operate its networks and offer services to its customers may be adversely affected if the access to the network of Telecom Italia or any of the other carriers with which WIND has such an agreement is offered solely on economic terms that do not make it financially attractive for WIND to offer direct access to their customers.

WIND may not be able to expand its fixed-line business as planned if it does not implement access to the local loop on a timely basis.

     WIND is offering direct access to its network to fixed-line customers as a result of the unbundling of the local loop, a process whereby Telecom Italia is required to give alternative carriers such as WIND access to the “local loop”, Telecom Italia’s “last-mile” connections that include the wires leading to a customer’s home or office. Telecom Italia has begun to offer other operators access to the local loop under conditions established by the Communications Authority.

     Any delay in the expansion of WIND’s access to Telecom Italia’s local loop may adversely affect its operations and results. WIND may also be adversely affected if the economic terms and conditions at which access to the local loop is offered do not make it financially attractive for WIND to offer direct access services to its customers.

WIND’s ability to build out its network is dependent on its receipt of licenses and government authorizations.

     WIND requires government licenses and authorizations for rights of way to build out its networks. We cannot assure you that WIND will be able to obtain new licenses or authorizations or renew those that expire, in which case WIND will have to alter its plans for the development of the network. WIND may be also adversely affected if other telecommunications operators obtain licenses and authorizations on more favorable terms.

     We have made significant capital investments in developing WIND’s telecommunications business and expect that we will continue to be required to do so. We incurred a substantial amount of debt and made significant expenditures in connection with WIND’s purchase of a third generation UMTS mobile license and our acquisition of Infostrada.

Other Risks Relating to Our Businesses

We may incur significant capital expenditures to comply with legislation on electromagnetic fields; we may not be fully reimbursed for these capital expenditures.

     In 2001, the Italian parliament passed a law intended to protect the general public and workers against alleged potential long-term health effects of exposure to electromagnetic fields generated by both low frequency infrastructures, including electricity transmission and distribution lines and substations, and high-frequency infrastructures, including the transmission stations that WIND uses to provide mobile telephone services. The law provides for the adoption and implementation of programs to bring existing electricity transmission and distribution lines, substations and high frequency infrastructures into compliance with electromagnetic exposure requirements to be set by the Italian government. If the Italian government were to set limits that are stricter than those currently in effect, we could be required to upgrade, move or make other changes to some of our mobile telephony infrastructure or our existing electricity lines and transmission and distribution facilities. This process would increase our costs. Although with respect to electricity transmission and distribution lines and substations, the law requires the Energy Authority to set criteria, terms and conditions for the recovery of the costs that the owners would bear in implementing any required restructuring, any actual reimbursements we would receive may be lower than our actual costs. Our results and financial condition may be adversely affected as a consequence. You should read “Item 4. Information on the Company—Regulatory Matters—Environmental Matters” for a more detailed description.

If the Italian government reduces early retirement pensions, it will be more expensive for us to continue our plan of voluntary workforce reduction.

     Our ability to improve labor productivity and reduce the aggregate number of our employees may be affected by changes in government regulation. Beginning in 1996, we have reduced our headcount substantially, primarily through voluntary measures such as by providing incentives for early retirement and through attrition. In recent years, a number of Italian political figures have proposed plans for significant reform of the national pension system. Any substantial reform of the current system may reduce the availability of early retirement pension benefits. If this occurs, it may be more expensive for us to continue our plan of voluntary headcount reduction.

Risks relating to Enel’s Ordinary Shares and ADSs

The Treasury Ministry is Enel’s majority shareholder and will continue to control important actions of the Company.

     The Treasury Ministry holds approximately 68% of Enel’s outstanding share capital and therefore controls the Company.

     As long as the Treasury Ministry holds a majority of Enel’s ordinary shares, it will have the right to:

•	Control a number of important actions that the Company takes, including the power to block capital increases and other amendments to Enel’s by-laws;

•	Elect the chairman of the board of directors and all but one-fifth of the other directors; and

•	Appoint a member and an alternate member to Enel’s board of statutory auditors.

The special powers of the Italian government may limit Enel’s shareholders’ ability to benefit from a premium in connection with a change of control transaction.

     The Italian privatization law and Enel’s by-laws confer upon the Italian government, acting through the Treasury Ministry (which will act after consultations with and in agreement with the Industry Ministry), certain special powers with respect to the Company’s business and actions by its shareholders. These powers may permit the government to influence the Company’s business regardless of the level of its shareholding. The Government may review the scope and duration of the Treasury Ministry’s special powers starting in September 2004.

     The Treasury Ministry may directly appoint one member of Enel’s board of directors and the chairman of the board of statutory auditors, in addition to the directors and statutory auditors elected by the Treasury Ministry in its capacity as a shareholder. In addition, the Treasury Ministry has veto power over:

•	Whether any investor acquiring 3% or more of Enel’s share capital has the right to vote at the Company’s shareholders’ meetings. Should the Treasury Ministry exercise this veto power, these investors must sell their shareholding in Enel within one year;

•	Whether shares that are subject to shareholders’ agreements covering 5% or more of Enel’s share capital may be voted at the Company’s shareholders’ meetings; and

•	Major corporate actions involving the Company, such as a merger or a demerger.

     As a result, Enel may not enter into change of control transactions without the approval of the Treasury Ministry, in agreement with the Industry Ministry. This may limit Enel’s shareholders’ ability to benefit from a premium in connection with a change of control transaction.

The value of the ordinary shares or ADSs may be adversely affected by sales of substantial amounts of ordinary shares by the Treasury Ministry or the perception that such sales could occur.

     The Treasury Ministry may sell additional portions of its shareholding in Enel at any time and has announced that it intends to do so in the future. There are no minimum ownership or similar requirements under Italian law that would limit sales of additional shares by the Treasury Ministry. Sales of substantial amounts of Enel’s ordinary shares in the public market by the Treasury Ministry, or the perception that such sales could occur, could adversely affect the market price of Enel’s ordinary shares and American Depositary Shares, or ADSs, and Enel’s ability to raise capital through equity offerings.

The dollar value of dividends Enel pays in respect of the Company’s ordinary shares and ADSs will be affected by the euro/dollar exchange rate.

     Enel pays cash dividends in euro; as a result, exchange rate movements may affect the U.S. dollar amounts that investors receive from the depositary if they hold ADSs. The price of Enel’s ordinary shares is quoted in euro. Exchange rate movements may also affect the U.S. dollar price of the ADSs and the U.S. dollar equivalent of Enel’s ordinary share price.

If you hold ADSs rather than ordinary shares it may be difficult for you to exercise some of the rights of a shareholder.

     It may be more difficult for you to exercise the rights of a shareholder if you hold ADSs than it would be if you directly held ordinary shares. For example, if Enel offers new shares and you have the right to subscribe for a portion of them, the depositary is allowed, in its own discretion, to sell for your benefit that right to subscribe for new shares instead of making it available to you. Also, in some cases you may not be able to vote by giving instructions to the depositary on how to vote for you.

Forward-Looking Statements

     This annual report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements regard, among other things:

•	Anticipated trends in our businesses, including trends in demand for electricity;

•	Our ability to implement successfully our cost reduction program;

•	Our intention to develop our gas business or expand our core businesses;

•	Changes in our regulatory environment and expectations on how the new regulations will be implemented;

•	The impact of changes in electricity tariffs;

•	The remuneration of our generation activities based on competitive electricity prices rather than tariffs following the introduction of the pool market, which we currently expect to occur in early 2004;

•	The development of our telecommunications business, including the fact that we currently view our interest in WIND as a financial investment, and changes in the market environment, technology and regulation that may affect this business;

•	Our intention to divest certain non-core businesses; and

•	Future capital expenditures and investments.

     The forward-looking statements included in this annual report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of, among other things, the risk factors described under “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise occurring after the date of this annual report. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

Item 4. Information on the Company

History and Development of the Company

     We were established in December 1962 as a state-owned entity (Ente Nazionale per l’Energia Elettrica) through the nationalization of approximately 1,250 private power companies in Italy. Our principal objective following the nationalization was to provide low cost electricity to support the development of the country. We believe that we have accomplished the purpose for which we were established. In 1962, of a total population of 51 million, about 2 million Italians did not have electricity, and the country had only approximately 300,000 kilometers of high, medium and low tension electricity lines. Electricity now reaches virtually the entire Italian population, and at September 2000, the most recent date for which complete data is available, the country had about 1,095,700 kilometers of transmission and distribution lines.

     In 1992, we ceased to operate as a public entity and were transformed into a joint stock company, Enel S.p.A.

     On April 1, 1999, the Bersani Decree took effect. This decree began the transformation of the Italian electricity market from a highly regulated market to liberalized one, in which energy prices charged by generators will eventually be fully determined by competitive bidding. Beginning in October 1999, as required by the Bersani Decree, we formed separate subsidiary companies, to each of which we assigned the responsibility (and related assets, liabilities and personnel) for one of our significant businesses.

     In November 1999, Enel completed an initial public offering of 3,848,802,000 shares, representing a sale of 31.74% of the Company’s share capital. The gross proceeds of the initial public offering were Euro 16,550 million. As a result of the initial public offering, Enel’s ADSs were listed on the New York Stock Exchange and Enel’s shares were listed on the Mercato Telematico Azionario, or Telematico, the Italian screen-based trading market managed by Borsa Italiana S.p.A.

     Since 1999, we have expanded our operations in the gas sector through the acquisition of several independent gas distributors. We have also expanded our energy operations abroad through the acquisition of two power producers specializing in renewable resources – CHI Energy, Inc., a U.S. corporation, in December 2000, and Energia Global International, LLC (or EGI), which operates in Central and South America, in 2001 – as well as through the purchase in 2002 of Electra de Viesgo S.L. (Viesgo), a Spanish company with electricity generation and distribution operations. As required by Italian legislation, we have at the same time disposed of approximately 15,000 MW of our generating capacity through the sale of Elettrogen S.p.A. in September 2001, Eurogen S.p.A. in May 2002, and Interpower S.p.A. in January 2003; we have also been forced to sell several municipal distribution networks as part of the liberalization of the market.

     We have also invested in telecommunications, starting in 1997, when we along with our initial partners, France Télécom and Deutsche Telekom, formed our telecommunications subsidiary, WIND. Our initial stake in WIND was 51%, which increased to 73.4% following Deutsche Telekom’s exit from the joint venture in July 2000 and our purchase and contribution to WIND of Infostrada, which was merged into WIND as of January 1, 2002. In March 2003, we agreed to acquire the 26.6% stake in WIND held by Wireless Services Belgium SA, a subsidiary of France Télécom, becoming WIND’s sole shareholder. Closing of this transaction is expected to occur in early July 2003.

     In 2002, we reorganized our operations into six business divisions in order to increase the focus of our activities on the market and to better control costs and enhance synergies among our various subsidiaries. The new divisions are: Generation and Energy Management; Sales, Infrastructure and Networks; Transmission; Telecommunications; Services and Other Activities and Corporate.

     The Generation and Energy Management Division is responsible for our operations related to the production of electricity and the procurement of fuel for electricity generated. Our key subsidiaries in this division include Enel Produzione S.p.A., the division’s lead company, in energy generation; Enel Green Power S.p.A. (previously called E.R.G.A. S.p.A.), for generation of energy from renewable resources; Elettroambiente S.p.A., which specializes in waste-to-energy generation; Viesgo Generaciòn S.L. a Spanish power generation company; CHI Energy, Inc. and EGI, which generate power from renewable resources in the Americas; and Enel Trade S.p.A. (previously called Enel F.T.L. S.p.A.), which purchases fuel for all of our generating operations and is active in the fuel trading and logistics sector.

     Our Sales, Infrastructure and Networks Division comprises two business units, which operate as independent units under the umbrella of Enel Distribuzione, S.p.A., the division’s lead company. The Infrastructure and Networks business unit operates mainly through Enel Distribuzione, S.p.A., which distributes electricity in Italy; Electra de Viesgo Distribuciòn S.L., a Spanish company which primarily distributes and sells electricity on the regulated market in Spain; and three gas distribution companies in Italy, which we plan to merge into a single entity by the end of 2003. The Sales business unit sells electricity and gas and provides electricity-related services. Our key subsidiaries in this area include Enel Distribuzione S.p.A., which sells electricity on the regulated market in Italy; Enel Energia S.p.A. (previously called Enel Trade S.p.A.), which sells electricity on the free market in Italy; Enel Gas S.p.A., which resells natural gas to end users in Italy; So.l.e. S.p.A., which offers public lighting services; and Enel.si S.p.A. which offers electricity systems-related services and “beyond the meter” products and services, such as consulting and sale of electricity equipment.

     Terna S.p.A., our wholly owned subsidiary, constitutes our Transmission Division and owns approximately 94% of Italy’s national electricity grid.

     Our Telecommunications Division’s operations are carried out by WIND, and the Services and Other Activities Division includes our other non-core business operations, such as, among others, Enel Real Estate S.p.A. (previously called SEI S.p.A.), which provides commercial real estate management services; Enelpower S.p.A., which provides power-related engineering and construction services; and Enel.it S.p.A., our group-wide information technology unit. See “—Business—Overview” for a listing and description of our principal subsidiaries.

     Enel S.p.A. constitutes our Corporate division and, as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of all of these divisions. In addition, Enel manages finance operations and insurance risk coverage for all Group companies (in the case of finance operations, other than WIND) and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

     For a description of our capital expenditures in each of the last three fiscal years, please refer to “—Business—The Enel Group—Capital Investment Program.”

     Enel S.p.A. is a società per azioni, or a joint stock company whose capital is represented by shares, incorporated under the law of Italy. Enel’s statuto, or bylaws, provide that the duration of the Company is until December 31, 2100. Enel’s registered office is at Viale Regina Margherita 137, Rome, Italy. Enel’s main telephone number is +39 06 8305.1. Individual investors may reach our retail investors team at telephone number +39 06 8305 2081, while institutional investors may reach our investor relations team at telephone number +39 06 8305 7008. Enel is represented in the United States by our subsidiary CHI Energy Inc., whose name we expect to be changed into Enel North America Inc., located at 680 Washington Boulevard, Stamford, CT 06901.

Business

Overview

     We are the principal electricity company in Italy, with the leading position in the generation, distribution, sale and transmission of electricity. Our net electricity production in 2002 was 145.1 TWh (including 8.0 TWh generated by Eurogen and 5.7 TWh generated by Interpower, the generating companies that we sold in May 2002 and January 2003, respectively). Our net production decreased by 14%, or by 24 TWh, in 2002 as compared to 2001, primarily as a result of our sale of Elettrogen and Eurogen, which took place in September 2001 and May 2002, respectively. Based on data provided by the Gestore della Rete, we estimate that our production (including production by Eurogen and Interpower) represented 54% of Italian net production during 2002. We estimate that, in terms of the volume of electricity sold in the year 2002, we were one of the largest electric utility in Europe. According to Bloomberg, based on market capitalization, we were the largest publicly traded electric utility in Europe. Based on revenues, we were one of the largest industrial companies in Italy, with operating revenues of Euro 29,977 million, or approximately $31,431 million, in 2002. We earned net income of Euro 2,008 million, or $2,105 million, in 2002.

     Our Generation and Energy Management Division includes electricity operations in Italy and abroad. We are the largest producer of electricity in Italy through Enel Produzione S.p.A., our primary generating company, Enel Green Power S.p.A., which specializes in producing electricity from renewable resources, and Elettroambiente S.p.A., which specializes in the conversion of waste to energy. As of December 31, 2002, we had 586 generating plants (excluding plants owned by Interpower, which we sold in January 2003), consisting of thermal, hydroelectric, geothermal and other renewable resources facilities, which, based on data provided by the Gestore della Rete, we estimate represented approximately 53% of the total gross installed capacity in Italy as of December 31, 2002. In 2002, 75.5% of our net production was from thermal plants, 21.1% was from hydroelectric plants and the remaining 3.4% was from geothermal and other renewable resources plants. We no longer own or operate any nuclear plants. As explained in more detail below, Italian legislation designed to liberalize the electricity market required us to dispose of approximately of 15,000 MW of our generating capacity by the end of 2003. We have already met this requirement through the disposal of three companies formed for this purpose that we called the Gencos, Elettrogen S.p.A., Eurogen S.p.A. and Interpower S.p.A., which own generating plants having an aggregate net installed capacity of approximately 15,000 MW. We completed the sales of Elettrogen, Eurogen. and Interpower in September 2001, May 2002 and January 2003, respectively. In 2002, this division also included the distribution activities of Electra de Viesgo Distribuciòn SL. Starting from January 1, 2003, such activities are included in our Sales, Infrastructures and Networks division.

     At the same time, we have been expanding our Generation and Energy Management operations outside of Italy. Our largest operation abroad is through Viesgo Generaciòn S.L. (which until 2002 was a subsidiary of Electra de Viesgo S.L.), an electricity generation company in Spain, with a gross installed capacity of 2,365 MW, which we acquired on January 8, 2002. On March 5, 2003, we executed an agreement with Entergy Power Development Corporation for the purchase of 60% of the share capital of Entergy Power Holding Maritza BV, a Dutch company, with the option to acquire the remaining 40% if certain conditions are met. Entergy Power Holding Maritza BV holds 73% of Maritza East III Power Company AD, a Bulgarian company with a generating plant with a capacity of 840 MW.

     In 2002, this division had revenues of Euro 11,777 million, of which Euro 10,854 million came from domestic operations and Euro 923 million came from our international operations. This compares to revenues of Euro 12,631 million in 2001 or, excluding Elettrogen, Eurogen and Valgen S.p.A., a hydroelectric generating company we sold in 2001, Euro 11,490 million.

     Through Enel Distribuzione S.p.A. in our Infrastructure and Networks business unit, we are the largest electricity distributor in Italy. At December 31, 2002, our distribution network consisted of a total of 1,063,010 km of lines, mostly medium and low voltage, and 407,751 primary and secondary transformer substations, with a total transformer capacity of 151,336 MVA. As described in more detail below, Italian legislation has required us to dispose of our distribution networks in certain municipalities. Our Infrastructure and Networks area also includes our gas distribution operations, which in 2002 were carried out through Enel Distribuzione Gas S.p.A., GE.AD S.p.A. and Camuzzi Gazometri, which we acquired in May 2002. These companies, which we intend to merge into one unit by the end of 2003, provided us with access to an aggregate of approximately 1.7 million natural gas customers as of December 31, 2002. Starting from January 1, 2003, this division also includes the distribution activities of Electra de Viesgo Distribuciòn S.L., which were part of the international operations of our Generation and Energy Management division in 2002. Through Electra de Viesgo Distribuciòn S.L., we operate a 24,500 kilometer distribution network and sell electricity to approximately 510,000 end users in Spain.

     We are also the largest supplier of electricity in Italy through Enel Distribuzione S.p.A. and Enel Energia S.p.A. in our Sales area. In 2002, we sold electricity to approximately 23 million households, or approximately 90% of all households in Italy. We distributed and sold approximately 163.9 TWh of electricity on the regulated market in 2002, of which approximately 23% went to industrial customers, 32% went to customers in the commercial and other services sector, 34% went to residential customers, 8% went to other distributors or was exported, and 3% went to the agricultural sector. We also distributed a total of 94.0 TWh of electricity and sold approximately 30.3 TWh of electricity to consumers who meet consumption thresholds that permit them to participate in the free market, or “Eligible Customers.” Consumers not meeting these thresholds are called “Non-Eligible Customers.” See “—Regulatory Matters—Electricity Regulation” for additional information on the electricity market. Enel Gas S.p.A. (formerly Enel Vendita Gas S.p.A.), also in this area, resells natural gas to end users.

     In 2002, the Sales, Infrastructure and Networks Division had revenues of Euro 20,586 million, compared to Euro 22,206 million in 2001.

     Through Terna S.p.A. in our Transmission Division, we continue to own approximately 94% of the transmission assets of Italy’s national electricity grid, and we are the sole owner of Italy’s network of high voltage 380 kV lines. However, as a part of the liberalization of the Italian electricity sector, we were required to transfer responsibility for the management and control of the national transmission grid and responsibility for electricity dispatching to the Gestore della Rete, a company now wholly owned by the Treasury Ministry. The transmission system that we own and that the Gestore della Rete operates carries almost all the electricity transmitted to distribution networks for sale in Italy. As of December 31, 2002, that transmission system consisted of a total of approximately 37,583 km of lines and 275 primary transformer stations. Our revenues at this division in 2002 were Euro 828 million, compared to Euro 793 million in 2001.

     The following table shows selected operating data for our electricity operations in Italy for each of the past five years. Net production equals gross production of electricity less consumption by units generating electricity and mechanical and electrical losses in production.

	1998	1999	2000	2001		2002

Gross installed capacity at period end (GW)	58.9	59.4	58.9	52.0		45.3	(2)
Net production (TWh)	179.5	178.8	182.5	169.1	(1)	145.1	(3)
Electricity sold to final customers and to municipal distributors (TWh)	226.2	230.5	222.9	206.0		194.3
Electricity customers at year end (millions)	29.3	29.7	29.8	29.8		28.8

(1)	Including 12.2 TWh generated by Elettrogen and Valgen before they were divested.
(2)	Including 3.0 GW of capacity at Interpower.
(3)	Including 8.0 TWh generated by Eurogen before it was divested and 5.7 TWh generated by Interpower.

     The Telecommunications Division comprises WIND. As of March 31, 2003, WIND provided integrated fixed-line, mobile telephony and Internet services to a customer base in Italy comprising approximately 16.4 million fixed and mobile customer lines, and approximately 13.3 million registered users for its Internet access services. WIND’s revenues in 2002 were Euro 3,921 million, compared to Euro 3,176 million in 2001.

     Our Services and Other Activities Division includes, among other businesses, our real estate, engineering and construction and information technology services, as well as our water and reinsurance activities. In 2002, this division had revenues of Euro 2,874 million, compared to Euro 2,321 million in 2001.

     The following chart sets forth our principal business units and the main companies through which we conduct these businesses.

			Group
		Country of	Percentage
Name	Principal Business	Incorporation	Ownership
Enel S.p.A	Holding Company	Italy
	Generation and Energy Management
Enel Produzione S.p.A	Power generation	Italy	100%
Enel Trade S.p.A (formerly ENEL F.T.L. S.p.A.)	Fuel trading and logistics	Italy	100%
Enel Green Power S.p.A	Power generation from renewable geothermal and alternative resources	Italy	100%
CHI Energy Inc.	Power generation from renewable resources	U.S.A	100%
Energia Global International LLC	Power generation from renewable resources	U.S.A	100%

			Group
		Country of	Percentage
Name	Principal Business	Incorporation	Ownership
Enel Logistica Combustibili S.p.A	Fuel Logistics	Italy	100%
Conphoebus S.p.A	Renewable energy related services	Italy	100%
Elettroambiente S.p.A	Power generation from waste products	Italy	70.48%
Viesgo Generaciòn SL	Power generation	Spain	100%
	Sales, Infrastructure and Networks
Enel Distribuzione S.p.A	Electricity distribution, and electricity sales to Non-Eligible Customers	Italy	100%
Enel Energia S.p.A (formerly Enel Trade S.p.A.)	Sales of electricity to Eligible Customers	Italy	100%
So.l.e. S.p.A	Public and art lighting	Italy	100%
Enel.si S.p.A	Electricity systems-related services	Italy	100%
Enel Distribuzione Gas S.p.A	Natural gas distribution	Italy	100%
Deval S.p.A	Electricity distribution and sales to Non-Eligible Customers	Italy	51%
Camuzzi Gazometri S.p.A	Natural gas distribution; waste management	Italy	99.29%
Enel Gas S.p.A	Sales of natural gas	Italy	100%
GE.AD S.p.A	Natural gas distribution	Italy	100%
Electra de Viesgo Distribuciòn SL	Electricity distribution and sales	Spain	100%
	Transmission
Terna S.p.A	Transmission of electric power	Italy	100%
	Telecommunications
WIND Telecomunicazioni S.p.A	Telecommunications and Internet services	Italy	73.4%
	Services and Other activities
Enel.Hydro S.p.A	Design, construction and management of water distribution networks	Italy	100%
Enel Real Estate S.p.A	Commercial real estate management and general services	Italy	100%

			Group
		Country of	Percentage
Name	Principal Business	Incorporation	Ownership
Dalmazia Trieste S.p.A	Residential real estate management	Italy	100%
Enelpower S.p.A	Engineering and development of generation and transmission systems	Italy	100%
Enel.it S.p.A	Information technology and infrastructure related to transmission services	Italy	100%
Enel.factor S.p.A	Factoring	Italy	80%
Enel.Re.Ltd	Reinsurance	Ireland	99.99%
APE Gruppo Enel S.p.A	Personnel administration and related services	Italy	100%
Sfera S.p.A	Professional training services	Italy	100%

Strategy

     We are preparing to face the challenges posed by market deregulation by capitalizing on our expertise in the electricity and gas sectors and by seeking new opportunities for growth in Italy and abroad. With this intent, we have identified three strategic objectives:

•	focusing on our core energy business;

•	achieving cost leadership in the generation, distribution and sale of electricity and gas; and

•	making customer care a high priority.

     Our priority now is to refocus the Group’s activities, moving from the diversification strategy we had been pursuing in recent years, in order to concentrate our resources in those businesses in which we possess the experience, technology and know-how to create value. As part of this refocusing, in July 2002 we adopted a new organizational structure in order to streamline and manage more effectively our operations. Each of our new divisions has its own strategy to help us achieve our objectives. In addition, we will continue to evaluate strategically relevant international opportunities, both in new markets and in our existing markets, such as Spain and, in the area of renewable energy, in North and Central America.

     We now view our telecommunications activities solely as a financial investment.

Generation and Energy Management

The strategic objectives of this division are:

•	In generation, to have the lowest generation costs in Italy. We aim to achieve this goal by reducing our fuel costs through the conversion of generating capacity to combined cycle gas turbine technology and by improving the fuel mix we use to generate electricity by increasing our use of low-cost fuels such as orimulsion and coal, while continuing to comply with applicable environmental requirements. This improvement should also reduce fluctuations in our overall fuel costs. We also aim to reduce our operating costs to achieve international best practice levels by 2005 by adopting tailored maintenance programs to reduce maintenance costs.

•	In fuel procurement, keeping natural gas procurement costs low through supply diversification by tapping the Liquefied Natural Gas (LNG) market.

•	Continuing to seek opportunities for growth, particularly by developing our renewable energy operations and by evaluating acquisitions in power generation and distribution in Europe. The strategic criteria we use in evaluating such opportunities are:

•	Geography and macroeconomic climate: We look at countries or regions where we already operate, like the Iberian peninsula, as well as at countries where we see synergies with our current operations. In line with this strategy:

•	on March 5, 2003, we entered into an agreement with Entergy Power Development Corporation to acquire a 60% stake in Entergy Power Holding Maritza BV, a Dutch company with power generation operations in Bulgaria; and

•	on June 16, 2003, we agreed to acquire an 80% interest in the renewable energy operations of Spain’s Union Fenosa, as well as a 50% stake in a combined cycle generation facility Union Fenosa is currently constructing. These transactions remain subject to regulatory approval. See “—The Enel Group—Generation and Energy Management—International Generation Operations.”

We also look for countries with attractive and sustainable economic fundamentals and a stable regulatory environment.

•	Profitability: We seek to make investments that we believe will begin to be accretive to our earnings in the short term.

Sales

     Italy has made significant progress in its transition toward fully liberalized markets for the sale of electricity and gas. By the end of 2003, based on current and pending legislation, we expect that approximately 64% of electricity customers will be eligible to purchase electricity on the free market. We also expect that by the end of 2003 or early 2004, the regulatory framework will be in place for the full liberalization of sales of natural gas. See “—Regulatory Matters.”

     Based on data received from the Gestore della Rete, we estimate that, as a result of the liberalization, our share of the market for electricity sales has decreased from 92% in 1999 to 67% in 2002, and we expect this share to decline further in coming years as liberalization progresses. In this context, our goal is to retain the leading market share and to defend margins by identifying and targeting the most profitable customers. This will require an effective combination of marketing and sales tools to compete in each segment. In particular, we are:

•	investing Euro 150 million in a customer relationship management system being rolled out in the first half of 2003, and improving our customer contact centers and Internet tools; and

•	providing customers on the free market the opportunity to purchase electricity and natural gas from the same provider, an opportunity few of our competitors are able to provide.

     In the market for the sale of gas, we aim to expand our operations and to improve our margins. Our goal is both to increase our customer base, which was 1.7 million customers in 2002, and our volume sold, which was approximately 4.0 billion cubic meters in 2002. To increase our business, we plan to expand the customer base of the operations we have acquired in recent years by leveraging the ENEL brand name and providing high quality customer service. We also plan to participate in tenders for expiring concessions and make additional acquisitions, if appropriate. To improve margins, we will focus our efforts on retail consumers and on small business customers, which we believe represent the more profitable segments of the market.

Networks and Infrastructure

     In our electricity distribution business, we plan to respond to the challenges of deregulation by pursuing operating efficiency while providing high quality customer service. To achieve this goal:

•	We have implemented a cost-cutting program supported by an intensive benchmarking analysis, which has identified a number of opportunities for cost reductions. Between January 1, 2003, and the end of 2005, excluding expenditures on our Telemanagement remote metering system, we plan to reduce our “cash cost” (defined as operating costs (excluding amortization and depreciation) plus capital expenditures) per customer by approximately 15%.

•	We are reducing investment and maintenance costs associated with network management, principally by centralizing procurement processes and improving these processes through extensive use of e-business platforms, and by optimizing our investment program.

•	We seek to continue meeting performance quality targets set by the Energy Authority. We have consistently outperformed these targets, and have been granted Euro36 million in bonus payments for our performances in 2000 and 2001 in connection with the Energy Authority’s continuity-of-service performance targets. See “—Regulatory Matters—Electricity Regulation—The new tariff structure—Quality of service regulation.” We will seek to qualify for additional bonus payments in the future.

•	We are implementing the roll-out of our Telemanagement system for remote metering. This project, which started in the second half of 2001, involves the system-wide replacement of approximately 30 million traditional mechanical electricity meters with digital meters, or Telemeters, incorporating sophisticated technology. We believe that this project will provide us with operating advantages, including greater flexibility in remotely assisting our final customers, greater precision in measuring customer electricity consumption, and lower costs through the reduced need for physical measurement of consumption by our personnel.

     In gas distribution, our focus is on integrating the several gas companies we have acquired in the past three years into a single entity that will operate more efficiently, reducing overhead, optimizing capital investment and strengthening their position in the market. We began this consolidation in 2002, and expect to complete the restructuring in 2003 through the merger into a single entity of Enel Distribuzione Gas S.p.A., Camuzzi Gazometri S.p.A and GE.AD S.p.A. As in electricity distribution, our target here is to reduce our cash cost per customer by approximately 15% by 2005. We hope to realize additional operational savings from synergies between our electricity and gas distribution businesses.

Transmission

     In our transmission division, we intend to continue implementing our restructuring program to reduce costs and capital expenditures and increase efficiency, with the goal of reducing operating expenses. However, we may be required to reduce our interest in Terna if a bill currently being considered in Parliament is enacted. See “—Regulatory Matters” and “Item 3. Key Information—Risk Factors—Risks Relating to Our Energy Business—Future regulation could have a significant adverse effect on our energy businesses and their profitability.”

Telecommunications

     We no longer view our telecommunications activities, held through WIND, as potentially synergistic with our energy activities, but rather as a financial investment. To this end, we agreed in

March 2003 to acquire the 26.6% stake in WIND controlled by Wireless Services Belgium SA, a subsidiary of France Telecom, since as sole shareholder we expect to increase our flexibility in maximizing the value of this investment. Closing of this transaction is expected to occur in early July 2003. We expect to continue to support WIND until it achieves financial independence, which we expect to be by the end of 2004. We expect that this commitment will require us to invest up to Euro 1,000 million in new equity during this period.

Services and Other Activities

     In line with our strategic objective of focusing on our core energy business, Enel’s board has authorized the disposal of certain non-core subsidiaries, including Enel Real Estate S.p.A., of which we are currently negotiating the sale.

The Enel Group

Italian Electricity Demand

     Demand for electricity in Italy has grown at an average annual rate of approximately 2.7% during the past five years. The following table shows the annual rate of growth in Italy’s GDP in real terms and the annual rate of growth in electricity demand for the years indicated.

						Compound
						Annual Growth
						Rate
	1998	1999	2000	2001	2002	1998 - 2002

Growth in real GDP(1)	1.8%	1.6%	3.1%	1.8%	0.4%	1.7%
Growth in electricity demand(2)	2.9%	2.3%	4.2%	2.3%	1.8%	2.7%

Sources:

(1)  Istat Reports for 1998, 1999, 2000, 2001 and 2002, including revisions to certain historical data made in 2001.

(2)  Enel, Statistical Data about Energy in Italy, for 1998 data, and the Gestore della Rete for 1999, 2000, 2001 and 2002 data.

     Electricity demand grew by 1.8% in 2002, after having grown by 2.3% in 2001 and by 4.2% in 2000. The decrease in the annual rate of growth in electricity demand in 2001 and 2002 reflected the slower growth of the Italian economy in those years. The International Monetary Fund, in its April 2003 World Economic Outlook, forecast Italian GDP growth of 1.1% in 2003 and 2.3% in 2004.

     Per capita electricity consumption is lower in Italy than in a number of other leading industrialized countries. On the basis of data provided by the Gestore della Rete, we calculate that in 2002, electricity consumption in Italy was approximately 5,100 kWh per capita, compared to 4,928 kWh in 2001. As differences in the industrial or commercial and service sectors among countries not related to individual electricity use can distort comparisons of overall per capita production, we prefer to use per capita residential electricity use as our basic comparative measure. The following table compares per capita residential electricity consumption in Italy with that of other countries in the European Union for 2001, the most recent year for which complete data is available.

			Per Capita
		Residential	Residential
	Inhabitants	Consumption	Consumption

	(in millions)	(TWh)	(kWh/inhabitants)
France	58.8	133.0	2,261
United Kingdom	59.7	112.6	1,885
European Union	576.4	654.9	1,740
Germany	82.1	133.6	1,626
Spain	39.4	48.2	1,220
Italy	57.7	62.9	1,089

Source: Enel, based on data established by Enerdata – World Energy database – February 2002.

     We believe that a reason per capita electricity consumption is lower in Italy than in the other countries of the European Union indicated in the table above is that in the past the tariff structure established by government regulation in Italy discouraged high-volume residential use. Please refer to “—Regulatory Matters—Electricity Regulation—The new tariff structure” for a more detailed discussion of tariffs.

     The table below shows peak capacity demand, net available capacity at the winter peak load (net of plants in conservation or unavailable due to environmental retrofitting), import capacity under contract between us and foreign producers and our reserve margin in the period indicated. Reserve margin represents the total of net available capacity and guaranteed capacity under contract less peak capacity demand.

	2000	2001	2002

	(Gigawatts, except percentages)
Peak capacity demand	49.0	52.0	52.6
Net available capacity	56.6	55.9	55.4
Import capacity	6.3	6.5	7.0
Reserve Margin	13.9	10.4	9.8
As % of peak capacity demand	28.4%	19.9%	18.6%

Source: Enel, based on data provided by the Gestore della Rete.

Generation and Energy Management

     We are the largest producer of electricity in Italy through our Generation and Energy Management Division, which includes Enel Produzione, our primary generating company, and Enel Green Power, which specializes in producing electricity from renewable resources. The Generation and Energy Management Division also includes CHI Energy, EGI and Viesgo Generaciòn, our international generation operations, as well as our fuel procurement and trading activities, which are conducted primarily through Enel Trade. Unless otherwise specified, all operating data furnished in this section excludes data for the Gencos.

     Domestic operations – generating facilities

     At December 31, 2002, Enel Produzione and Enel Green Power together operated a total of 586 generating plants. Our generating facilities include thermal plants, which burn fossil fuels, hydroelectric plants, geothermal plants and other facilities that generate electricity from renewable resources. At December 31, 2002, these plants had a total gross installed capacity of 42.3 GW, representing approximately 53% of the total gross installed capacity in Italy. Excluding electricity produced by Elettrogen, Eurogen and Interpower, which we sold in September 2001, May 2002 and January 2003, respectively, our net electricity production in 2002 increased 1.8% from 2001 to a total of 131.4 TWh. When these assets are included, our net electricity production in 2002 decreased to 145 TWh, or by 14% from 2001, of which 8.0 TWh were generated by Eurogen before it was divested in May. In 2002, Interpower, the generating company we sold in January 2003, generated 5.7 TWh, or approximately 4% of our net electricity production for the year.

     We estimate that our net electricity production in 2002, excluding electricity produced by Eurogen and Interpower, represented 48.6% of Italian production during the year.

     The following table shows the gross installed capacity at December 31, 2002, and the net production in 2002 for the Italian electricity sector as a whole. Independent power producers include industrial companies that produce electricity for their own use and for sale to third parties. Imports include electricity purchased from foreign producers on the spot market or under annual or long-term contracts. Pumped storage consumption refers to the use of electricity by pumped storage hydroelectric plants to pump water to elevated areas for use at a later time to generate electricity.

	At December
	31,2002	2002

			Percentage of
	Gross Installed		Italian
	Capacity	Net Production	Production

	(GW)	(TWh)
Enel	42.3 (1)	131.4 (2)	48.6
Independent power producers	34.4	126	46.5
Municipal utilities	2.9	13.0	4.9

Total gross installed capacity and net production in Italy	79.6	270.4	100.0%

Total net imports into Italy		50.6
Total pumped storage consumption in Italy		10.6

Total demand in Italy		310.4

Source: ENEL’s estimates, based on data provided by Gestore della Rete.

(1)	Excluding 3 GW operated by Interpower.
(2)	Excluding 8.0 TWh generated by Eurogen and 5.7 TWh generated by Interpower.

You should read “—Competition in the Electricity and Gas Markets” for a more detailed discussion of the electricity markets in Italy.

     The following table shows certain statistics about our domestic generating facilities, broken down by type of plant at December 31, 2002 and for the year 2002. The table does not take into account data relating to Eurogen and Interpower, the generating companies we divested in May 2002 and January 2003, respectively. The weighted average age of the plants does not take into account refurbishments or upgrades after initial construction. The forced outage factor represents the amount of electricity that was not produced during the period because of unplanned outages, expressed as a percentage of the maximum theoretical amount of electricity that could have been produced during the period.

	At December 31, 2002		2002

		Weighted
	Gross	Average		Percentage	Forced
	Installed	Age of	Net	of our Net	Outage
	Capacity	Plant	Production	Production	Factor

	(GW)	(years)	(GWh)		(percent)
Thermal	27.2	19	99,265	75.5%	4.3%
Hydroelectric	14.3	36	27,745	21.1%	0.5%
Geothermal and other renewable	0.8	8	4,435	3.4%	5.2%

Total	42.3			100.0%

     We have no plans to construct new plants or add significant amounts of generating capacity, other than from renewable resources, in the near term. Instead, we have focused our investment plans on our existing generating plants. You should read “—Capital Investment Program—Generation and Energy Management” for a more detailed discussion of these plans.

     Thermal production

     In Italy, at December 31, 2002, we owned 45 thermal plants with an aggregate gross installed capacity of 27.2 GW, or approximately 64% of our gross installed capacity at that date. In 2002, our thermal net production was 99,265 GWh, or approximately 75% of our net production for the year.

     All our thermal plants consist of two or more generating units and most have a standardized design, with the generating units being of one of three types: steam-condensing units, gas turbine units and internal combustion units. Steam-condensing units consist of closed-cycle plants in which water is transformed into steam and used in a turbine to generate electricity. Steam is turned back into water through a cooling process using sea or river water. Gas-turbine units burn natural gas to drive a turbine and generate electricity. Internal combustion units use diesel engines to generate electricity. In addition to those conventional thermal plants, we own two combined cycle gas turbine. At December 31, 2002, approximately 75% of the gross installed capacity of our thermal plants consisted of steam-condensing units, approximately 13% of that capacity was represented by gas-turbine units and approximately 12% was represented by combined cycle technology units. Internal combustion units represented a minimal part of our thermal gross installed capacity.

     Each of our conventional thermal generating units is designed to operate using one or more kinds of fuel. Single fuel units use either petroleum products or coal but not both, dual fuel units can use petroleum products and either natural gas or coal, while triple fuel units can use petroleum products, coal and either natural gas, orimulsion or lignite. In 2002, single fuel units, the vast majority of which are petroleum powered, generated approximately 80% of our net production from thermal plants and represented approximately 73% of the gross installed capacity of these plants at year end. Dual fuel units accounted for approximately 20% of our net production from thermal plants and approximately 27% of our gross installed capacity of these plants at December 31, 2002. The average thermal efficiency, or the ratio of useful energy produced to the energy consumed to produce it, of our thermal plants improved by more than 2 percentage points in the period from 2000 through 2002, to approximately 38% at December 31, 2002.

     In 1997, we began converting a number of our conventional thermal plants into combined cycle plants, generally by installing one or more gas turbines and replacing conventional boilers with heat recovery steam boilers used to drive existing steam turbines. Converting plants to combined cycle generation increases efficiency and reduces emissions. We plan for our new combined cycle plants to have an expected average thermal efficiency of approximately 56%, in line with the average thermal efficiency at our existing combined cycle plants.

     Our original plan for combined cycle conversions covered a total of 14,200 MW of gross installed capacity. However, through the sale of the Gencos, we disposed of approximately 9,460

MW of such capacity, leaving approximately 4,740 MW of gross installed capacity to be converted. We expect to convert approximately 4,000 MW to combined cycle technology by the end of 2003. We currently estimate the average costs of conversion over the course of the project to be approximately Euro 320,000 per MW of gross installed capacity, or a total of approximately Euro 1,600 million through 2005, not including investments in plants owned by the Gencos. At December 31, 2002, we had spent approximately Euro 1,200 million of this total, not including investments in the plants owned by the Gencos, and had completed the conversion of plants for approximately 1.4 GW of our gross installed capacity to combined cycle technology.

     In addition to our combined cycle conversion program, we are planning to upgrade an additional 4,700 MW of gross installed capacity by:

•	converting a fuel oil plant to orimulsion technology;

•	converting a fuel oil plant to clean coal technology; and

•	upgrading the coal-burning technology of an existing coal plant.

     We have an ongoing program of refurbishment and maintenance of our plants, on which we invested Euro 35 million in 2002, an amount in line with our expenditures in 2001 and 2000, excluding expenditures on the Gencos. We plan to invest a similar amount in each of the next five years.

     We have made significant investments since 1990 to improve the environmental standards of our thermal plants and to comply with the emission thresholds established by applicable environmental laws and regulations. These measures have included installing desulfurization and denitrogenation units and upgrading burners and units for the treatment of waste water and ash resulting from the electricity generation process. Installation of desulfurization and denitrogenation units increases our flexibility to use different types of fuel, including lower-cost fuels such as high sulfur fuel oil and orimulsion, while maintaining compliance with emission restrictions.

     Our environmental capital expenditures for conventional thermal generation, excluding amounts spent on the Gencos, amounted to approximately Euro 46 million in 2002. In previous years, these amounts had represented an increasing percentage of our total capital investments related to generation. However, in 2003, we expect these expenditures will decrease to approximately Euro 17 million as a result of the completion of our major environmental investment program. You should read “—Regulatory Matters—Environmental Matters” for a discussion of the environmental laws and regulations affecting our generation operations.

     We operate a number of thermal plants located in state-owned coastal or fluvial areas pursuant to concessions from the Italian government. These concessions, for which we pay an annual fee of approximately Euro 6.0 million, expire at various times through 2020, depending on their individual terms. Should any of these concessions expire without being renewed, we would be required to transfer to the government the real estate assets and permanent fixtures that are located in the areas under concession, which have an aggregate net book value of Euro 71.2 million at December 31, 2002.

     Hydroelectric production

     At December 31, 2002, we had 495 hydroelectric plants in Italy with an aggregate gross installed capacity of 14.3 GW, or approximately 34% of our gross installed capacity at that date. In 2002, our hydroelectric net production was 27,745 GWh, or approximately 21% of our net production for the year.

     We classify our hydroelectric plants with reservoirs by fill-in rate, which represents the time required for a plant’s reservoir to fill from empty based on normal water flow. Pondage plants have fill-in rates ranging from two to 400 hours and reservoir plants have fill-in rates exceeding 400 hours. We also have run-of-river and pumped storage hydroelectric plants.

     In 2002, pondage plants generated approximately 28% of our net hydroelectric production and represented approximately 19% of our gross installed hydroelectric generation capacity at year end, while run-of-river plants accounted for approximately 25% of our net production from hydroelectric plants and approximately 12% of our gross installed hydroelectric generating capacity. Pumped storage (including mixed pumped storage) plants generated approximately 33% of our net hydroelectric production in 2002, and represented approximately 52% of our gross installed hydroelectric generating capacity, with reservoir plants accounting for the remaining approximate 14% of our net hydroelectric production and 17% of our gross installed hydroelectric capacity in the same periods.

     We invested Euro 32 million in 2002 to refurbish our hydroelectric plants (excluding expenditures on the Gencos), in line with amounts spent in 2000 and 2001, and we plan to invest similar amounts in each of the next five years. Our hydroelectric plants generate electricity from water streams in the public domain under licenses from the Italian government. These licenses expire in 2029 and are subject to renewal. Under the Bersani Decree, the Provincial Authorities of Trento and Bolzano, which enjoy special autonomous status under Italian law, may impose earlier license termination dates for hydroelectric plants in these areas, and, if any of these licenses expire without being renewed, we will have to transfer the affected hydroelectric plants to the governmental authority granting the license. The Provincial Authorities of Trento and Bolzano have set a termination date for the licenses they have granted of 2010. Our hydroelectric plants in these provinces have an aggregate gross installed capacity of 1,990 MW.

     Production from geothermal and other renewable resources

     Through our subsidiary Enel Green Power S.p.A. (previously called ERGA S.p.A.), we are one of the world’s leading producers of energy from renewable resources, and one of the few companies that combines significant experience in multiple technologies, including geothermal, wind and solar energy, with its own engineering and project development capabilities. Enel Green Power also operates substantially all of our smaller hydroelectric plants.

     At December 31, 2002, we had 33 geothermal power plants with an aggregate installed capacity of 707 MW. In 2002, our geothermal net production was 4,382 GWh, or 3% of our net production for the year.

     We also generate electricity from other forms of renewable resources, including solar photovoltaic systems and wind energy. At December 31, 2002, we operated eight wind farms with an aggregate gross installed capacity of about 60 MW and three photovoltaic solar grid connected power plants with an aggregate gross installed capacity of 3.5 MW. Together, these plants accounted for 53 GWh of our net production in 2002.

     Most of Enel Green Power’s revenues come from long-term sale agreements under the CIP 6 regime (see “—Purchased Power” for a description of this regime) and from sales at regulated tariffs of energy produced by its small hydroelectric plants. Enel Green Power has also begun to sell electricity on the free market through Enel Trade. We expect that the demand for energy produced from renewable resources will increase as a result of provisions in the Bersani Decree requiring producers to supply a specified amount of electricity generated from qualifying new renewable resources, as well as the introduction of a regime of tradable “green certificates” to be issued by the Gestore della Rete, for which a number of Enel Green Power’s projects have qualified.

     To comply with the new regulatory requirements, we can either produce electricity from qualifying renewable resources ourselves, or we can purchase “green certificates” from other qualified producers or the Gestore della Rete. Based on our production for 2002, the Bersani Decree will require us to provide approximately 2.0 TWh of electricity from renewable resources in 2003, a slight increase from the 1.9 TWh we were required to provide in 2002, based on our 2001 production (in each case excluding production by the Gencos). In 2002, we generated 0.3 TWh of energy from new qualifying renewable resources, and purchased “green certificates” for the remaining 1.6 TWh at a cost of approximately Euro 2.5 million. We expect to generate approximately 0.7 TWh of electricity from new qualifying renewable resources in 2003, and to purchase the remaining 1.3 TWh. We have started a capital investment program in order to reach a level of qualifying production from renewable resources of approximately 1.9 TWh by 2005, which we believe will permit us to meet the regulatory requirements (given the expected decline in our share of total generation in Italy), and, upon further development, may enable us to sell green certificates to the market in 2006. This program entails an additional increase in our renewable capacity (hydro, wind and geothermal) of about 0.6 GW by 2007.

     We expect to increase our installed capacity for production from renewable resources by 149 MW by the end of 2003 through the development of additional wind plants.

     Fuel

     We use fuel oil, natural gas, coal, orimulsion and other fuels in operating our thermal generation plants; we do not use significant amounts of fuel in operating our hydroelectric, geothermal or other renewable resource plants. Italy has small reserves of fossil fuels. As a consequence, we depend on imported oil, natural gas and coal for a large proportion of our energy needs. We attempt to maintain secure and flexible fuel supplies by diversifying our geographic sources of fuel and the types of fuel we purchase.

     In 2002, our fuel costs for thermal production, including fuel transport and excluding the Gencos, were Euro 3,651 million and constituted approximately 69% of our total operating expenses. In 2001, our fuel costs for thermal production, including fuel transport and excluding the Gencos, were Euro 3,761 million and constituted approximately 69% of our total operating expenses.

     Prior to July 1997, the electricity tariff structure did not directly affect our choice of fuels, as it included a thermal reimbursement element through which our actual fuel costs were effectively passed on to electricity customers. However, since July 1997, the tariff structure has contained an energy reimbursement component that is calculated with reference to an index of weighted average fuel prices and a consumption index based on the efficiencies expected to be obtained from the fuels comprising the fuel price index. Accordingly, we have sought to use a mix of fuels less expensive in the aggregate than the fuels comprising the weighted index and to generate energy more efficiently than the efficiency levels assumed in the calculation of the “heat rate” used in the Energy Authority’s consumption index. This new tariff structure also includes incentives to reduce production from thermal plants and to increase the use of renewable resources.

     Once the pool market is introduced, the tariff and fuel cost reimbursement structure will be replaced by a market price for electricity generation, and we will have an incentive to reduce all costs, including fuel costs, to compete on the market. You should read “—Regulatory Matters—Electricity Regulation” for a discussion of the new and former tariff structures.

     The following table provides a breakdown of our net electricity production in Italy for the periods indicated by primary energy source utilized. “Other” thermal energy sources include lignite, light distillate and derived gases. Data for 2002 represents production by Enel Produzione and Enel Green Power, and excludes production by Eurogen and Interpower.

	Year ended December 31,

	2000		2001		2002

	Net		Net		Net
	electricity	Percentage	electricity	Percentage	electricity	Percentage
	produced	of total	produced	of total	produced	of total

	(GWh)		(GWh)		(GWh)
Oil	58,960	32.3%	49,261	29.1%	33,949	26%
Natural gas	52,148	28.6	46,481	27.5	36,082	22
Coal and orimulsion	29,919	16.4	32,381	19.1	29,234	28
Other	364	0.2	197	0.1	00	0

Total thermal	141,391	77.5	128,320	75.9	99,265	76
Hydroelectric	36,692	20.1	36,516	21.6	27,745	21
Geothermal	4,415	2.4	4,239	2.5	4,382	3
Wind and photovoltaic	29	0.0	31	0.02	53	0

Total	182,527	100.0%	169,106	100.0%	131,445	100.0%

Source: Enel.

     In 2002, the approximate percentages of our net electricity produced by the thermal generation represented by each of the following fuels was approximately:

•	37% natural gas;

•	34% fuel oil; and

•	29% coal, orimulsion and other fuels.

     We estimate that by 2007, once we have completed our plant conversion programs, these percentages will be approximately:

•	47% natural gas;

•	6% fuel oil; and

•	47% coal, orimulsion and other fuels.

     Our policy is to diversify our sources of fuel supplies and to increase our use of less expensive fuels, such as orimulsion and coal, as well as fuels that have less impact on the environment when consumed, such as natural gas. However, generation using coal and orimulsion generally results in higher emissions levels compared to those other fuels. Our ability to increase use of these fuels is dependent on our ability to comply with restrictions on emissions established by national and European Union authorities.

     In January 1999, the Italian government introduced a carbon tax based on fossil fuel consumption in accordance with applicable European Union directives. Under the current Italian implementing legislation, the amount of the tax was initially scheduled to increase on an annual basis from 1999 through 2005, but was frozen for the years 2000, 2001 and 2002 at the level for 1999. On the basis of current forecasts of future fuel prices, we believe that application of the carbon tax as currently formulated could have a significant impact on the economic viability of our oil-fired plants by the year 2005, should the tax rates then reach their maximum levels. As part of an initiative to address the impact of the carbon tax, we have proposed that the Italian government adopt a different method for calculating the tax which would apply an equal amount of tax per unit of CO2 output, without regard for the type of fuel used to produce the energy in question. We believe that such a policy would produce the targeted reductions in CO2 emissions without creating unequal burdens on certain types of generating facilities, particularly oil fired and baseload plants.

     We manage our fuel supply by entering into term contracts for base quantities and supplementing these contracts with purchases of fuel on spot markets both in Italy and abroad. Our long-term fuel contracts, primarily for the purchase of natural gas, will require us to pay an average of approximately Euro 2,220 million per year over the next five years, based on current prices.

     Since June 2000, our subsidiary Enel Trade has been responsible for the purchase and sale of fuel for all of our domestic generating operations, including the Gencos (for which it continues to purchase fuel on a contractual basis), for our gas operations in the Italian market, and for a portion of the requirements of our Spanish subsidiary Viesgo. Enel Trade also engages in fuel trading, as well as the supply and development of related shipping, logistical and risk management services. In 2002, Enel Trade purchased an aggregate volume of 39.7 million tons of oil and oil equivalents, including crude oil and petroleum products, coal and natural gas, of which 11.4 million where for trading purposes only, compared to 34.6 million tons in 2001.

     Fuel oil

     We are among the world’s largest purchasers of fuel oil. The following table shows the amount of fuel oil supplied to our generation companies that we purchased from domestic and foreign suppliers in each of the periods indicated. Domestic suppliers include suppliers whose headquarters are in Italy, including Agip, a division of the Italian state-controlled energy group Eni S.p.A., while foreign suppliers include suppliers and refiners outside of Italy and traders of primarily non-Italian sources of oil.

	Year ended December 31,

	2000	2001	2002

	(in millions of tons)
Domestic suppliers	4.1	4.0	2.4
Foreign suppliers	9.5	7.1	6.9

Total fuel oil purchased	13.6	11.1	9.3

     As of December 31, 2002, we purchased approximately 59% of our fuel oil on the spot market, approximately 20% under contracts ranging in term from one to twelve months and approximately 21% under multi-year contracts. All purchases made on the basis of term contracts are indexed to market prices.

     The following table shows the amounts of fuel oil with low, mid and high sulfur content that we purchased in each of the periods indicated.

	Year ended December 31,

	2000	2001	2002

	(in millions of tons)
Fuel oil purchased
Low sulfur	3.7	2.7	3.8
Mid sulfur	9.1	8.1	5.2
High sulfur	0.8	0.3	0.3

Total	13.6	11.1	9.3

     Natural gas

     We purchase most of our natural gas under long-term, take-or-pay contracts. The price of natural gas under these contracts is generally tied to market prices for fuel oil. In 2002, we purchased 15.3 billion cubic meters of natural gas, of which 9.7 billion cubic meters was used for our thermal production operations. Eni S.p.A., the main Italian gas supplier and transporter, supplied approximately 39% of this natural gas.

     To meet our need for gas, in 2002 we continued to purchase large volumes under our supply contract with Sonatrach, the Algerian gas producer, obtaining approximately 29% of the natural gas we purchased in 2002 pursuant to our Algerian gas contract.

     In 1992, we entered into a 20-year take-or-pay contract with NLNG, a Nigerian joint venture, for the supply of 3.5 billion cubic meters of liquified natural gas per year, commencing in October 1999. However, due to environmental concerns, a once-planned Italian regasification facility has never been constructed. As a result, we are unable to import liquified natural gas, and instead, in 1997, entered into a swap agreement with Gaz de France and related transportation arrangements with Eni whereby Gaz de France takes the liquefied natural gas supplied by NLNG under the contract and provides us with equivalent volume of non-liquefied gas. We obtained approximately 22% of the natural gas we purchased in 2002 pursuant to our Nigerian gas contract. You should read “—Regulatory Matters—Electricity Regulation—The new tariff structure—Stranded costs” for a discussion of current regulations, which are expected to continue to provide us with a reimbursement of part of the cost of the NLNG contract.

     Of the remaining 10% of the gas we purchased, Italian company Edison S.p.A. supplied approximately 4% and we purchased approximately 6% on a spot basis in the national and international markets.

     Coal and orimulsion

     In 2002, our net production of electricity from coal and orimulsion was approximately 29.2 TWh, compared to a total of 25.0 TWh in 2001.

     In 2002, we purchased 18.2 million tons of coal, virtually all of which was imported, principally from South Africa, South America, the Far East and Eastern Europe. Approximately 12.2 million tons of coal purchased in 2002 were used by our generating companies. The remaining 6 million tons were sold on the market by Enel Trade.

     In 2002, we purchased 2.5 million tons of orimulsion. Approximately 60% of the orimulsion purchased in 2002 was supplied to Enel Produzione, while the remaining 40% was supplied to Endesa Italia (formerly Elettrogen).

     Purchased power

     In 2002, we purchased approximately 82.4 TWh of power from domestic and foreign producers to fulfill our legal and regulatory obligations, to diversify our sources of electricity, and to reduce our costs. Of this purchased power, 18.7 TWh were purchased by the Generation and Energy Management Division. Included in the aggregate amount of power purchased is power purchased from the Gencos, our former subsidiaries, each of which entered into a contract with us upon its divestiture initially requiring it to sell us, and obliging us to purchase, all the power they generate for distribution on the regulated market. These contracts are subject to modification should regulatory or other changes so require, and will terminate with the advent of the Single Buyer, the Gestore della Rete-owned entity that will be responsible for purchasing electricity on the pool market on behalf of regulated consumers. See “—Regulatory Matters—Electricity Regulation—The Single Buyer” for additional information on the Single Buyer.

     Since 1992, Regulation 6/92 of the Comitato Interministeriale Prezzi, an Italian governmental committee, required us to purchase all of the production of domestic producers of electricity that use renewable resources, or CIP 6 Producers, provided that the related production capacity had been constructed with our prior approval. We have made our purchases from CIP 6 Producers under a standard 15-year contract established by a 1992 ministerial decree. This contract has required us to purchase all of this capacity at a price equal to our avoided cost, including the avoided cost of production (plant operations and maintenance) and fuel, plus certain incentives for the first eight years of this contract.

     In order to increase the volume of electricity available on the free market, the Industry Ministry issued a decree in November 2000 that transferred all energy produced from renewable resources under the CIP 6 regime to the Gestore della Rete as of January 1, 2001. The Gestore della Rete is in turn making this energy available for sale to Eligible Customers in the free market.

     We purchase power from outside Italy through annual and long-term electricity supply contracts and on the spot market. Our long-term purchase contracts include contracts entered into to secure electricity supplies after we stopped generating electricity from nuclear power in 1988.

     The table below sets forth the amount of electricity we imported in Italy under long-term and annual contracts and by spot purchases during each of the years in the period indicated.

	2000	2001	2002

		(TWh)
Long-term contracts	20.8	20.9	21.7
Annual contracts	3.6	3.4	0.4
Spot purchases	0.7	0.8	0.4
Total imports	25.1	25.1	22.5

Source: Enel.

     The Italian electricity grid is interconnected to foreign networks through 15 international transmission lines. We believe these lines are currently operating at full capacity.

     In order to increase competition in the market for imported energy, the Energy Authority has established that no single importer may use more than 5% of the total interconnection capacity of the Italian network or, if demand for imports from any given country exceeds the interconnection capacity with that country, 10% of that interconnection capacity, in both cases excluding from the calculation capacity covered by long-term contracts in force at February 19, 1997. You should read “—Regulatory Matters—Electricity Regulation—The new tariff structure” for a discussion of these rules and their effect on us.

     Under the new electricity market framework, after the Single Buyer becomes operational, we may continue to purchase power from third parties inside and outside Italy through Enel Energia, which acts as our supplier to Eligible Customers.

     Waste-to-energy

     We formed Elettroambiente S.p.A. in January 1996 to support our environmental protection activities and our waste management, combustion and disposal business. Elettroambiente is developing industrial waste management systems and technology to recycle urban solid waste through thermal generation.

     In September 2001, Elettroambiente acquired Powerco, an Italian producer of energy derived from waste, landfill gas and biomass, for total consideration of Euro 18 million. As part of this transaction, Italgest Energia S.p.A., an Italian company active in the waste-to-energy sector, acquired a 29.5% stake in Elettroambiente. In December 2002, 20 months after the acquisition, because of difficulties encountered in Powerco’s business, we sold Powerco for Euro 3 million, after having acquired from Powerco licenses to operate approximately 43 MW of CIP 6-qualified plants on favorable terms.

     Elettroambiente currently holds a 40% shareholding in a 14 MW biomass plant in Calabria, in Southern Italy, and, in partnership with Enel Produzione and other local operators, recently won a public tender held by the regional authorities in Sicily for the building and operation of both a 50 MW and a 30 MW waste-to-energy power plant in Sicily.

     Disposal of the Gencos

     In order to increase competition in the Italian electricity generation market, the Bersani Decree provided that after January 1, 2003, no single company or group may generate or import in aggregate more than 50% of the total amount of electricity generated and imported in Italy. Accordingly, we were required to dispose of no less than 15,000 MW of our net generating capacity by that date in order to reduce our market share to an allowable level. In August 1999, the Italian government approved our plan to dispose of plants representing approximately 27% of our generating capacity at that date (15,057 MW of our net installed capacity, which is equivalent to 16,067 MW of our gross installed capacity).

     As part of this plan, in October 1999 we transferred to the Gencos the generating plants we selected for disposal, together with the management teams and employees needed to operate these plants. We subsequently divested each of the Gencos through a separate auction process in transactions with an aggregate value of approximately Euros 8,200 million, as follows:

•	On September 20, 2001, we sold 100% of the share capital of Elettrogen (now called Endesa Italia S.r.l.) to a consortium formed by Endesa S.A., ASM Brescia S.p.A. and Banco Santander Central Hispano S.A. for total final consideration of Euro 3,585 million, including Euro 2,687 million in cash and the assumption of Euro 898 million in debt;

•	On May 31, 2002, we sold 100% of the share capital of Eurogen (now part of Edipower S.p.A.) to Edipower S.p.A., a consortium formed by Edison S.p.A., AEM S.p.A., AEM Torino S.p.A., Aar e Ticino SA di Elettricità (Atel), Unicredito Italiano S.p.A., Interbanca S.p.A. and Albojo Limited for total final consideration of Euro 3,731 million, including Euro 2,980 million in cash and the assumption of Euro 751 million in debt; and

•	On January 29, 2003, we sold 100% of the share capital of Interpower (now called Tirreno Power S.p.A.) to a consortium of bidders including Italian consortium Energia Italiana, Electrabel S.A. and ACEA S.p.A. for Euro 853 million, including Euro 535 million in cash (which may increase or decrease as a result of the application of the price adjustment mechanism provided by the agreement) and the assumption of Euro 318 million in debt. With the sale of Interpower, we completed the disposals mandated by the Bersani Decree.

     The following table provides certain selected operating and financial data for Interpower at December 31, 2002, and for the year then ended, and for Eurogen at May 31, 2002 (the last date on which we owned it) and for the period between January 1, 2002, and May 31, 2002. The financial data included in the table has been prepared on the basis of Italian GAAP. Financial data related to Eurogen has not been audited.

Operating data
	Interpower	Eurogen
	Dec. 31, 2002	May 31, 2002
Gross installed capacity of all plants (MW)	2,961	7,346
Gross installed capacity of thermal plants (MW)	2,898	6,580
Gross installed capacity of hydroelectric plants (MW)	63	766
Net production 2002 (TWh)	5.7	8.0
Number of employees	880	1,738
Total number of plants	20	52
Number of thermal plants	3	6
Number of hydroelectric plants	17	46

Financial Data
	Year ended Dec. 31,	January 1- May 31,
(millions of euro)	2002	2002
Operating revenues	332	507
Operating income	(6)	79
Net income	(51)	26
Total net assets	356	1,031

     The generation assets we transferred to the Gencos broadly reflect the technological features, mix of fuels consumed and geographical distribution of the generation assets that we have retained. We transferred plants representing 9,460 MW of the 14,200 MW of thermal production capacity covered by our approved plan to convert fuel burning plants to combined cycle technology.

     The Gencos operate relatively more base load plants, which tend to operate on a continuous basis, than mid-merit plants, which we use principally to cover increases in demand for electricity during higher demand periods. As a result, our share of the total amount of electricity generated in Italy has declined by more than the percentage decline in our total gross installed capacity resulting from the disposals. With the completion of our disposal of the Gencos, our gross installed capacity has decreased to approximately 53% of total Italian gross installed capacity from approximately 66% in 2001 and 57% in 2002, and we expect to generate approximately 49% of the total amount of electricity generated and imported in Italy in 2003.

     International Generation Operations

     On January 8, 2002, we acquired 100% of the outstanding shares of Electra de Viesgo S.L. (Viesgo), a Spanish electricity company with generation and distribution company subsidiaries, from Endesa S.A. for total consideration of Euro 2,070 million, including Euro 1,920 million in cash and the assumption of Euro 150 million in debt. Viesgo Generaciòn S.L., the generation company, operates 7 thermal plants and 6 hydroelectric plants in Spain with an aggregate gross installed capacity of approximately 2,365 MW.

     In addition, on June 16, 2003, Enel agreed to purchase an 80% interest in Union Fenosa Energias Especiales (“UFEE”), the renewable energy operations of Spain’s third-largest utility, Union Fenosa, for Euro 168 million. UFEE, which produces predominantly wind and hydro power, has 281 MW of installed capacity already in operation, 157 MW currently under construction and an additional 324 MW planned for the 2004-2007 period, as well as an additional 874 MW of capacity scheduled to be built after 2007. Enel also agreed to purchase for Euro 158.5 million a 50% interest in a combined cycle generation facility Union Fenosa is currently constructing at Palos de la Frontera in southern Spain. The Palos de la Frontera plant is expected to include three units with capacity of approximately 400 MW each, and to be phased into operation in 2005. These transactions remain subject to regulatory approval.

     We also have generation operations in the United States through CHI Energy, a North American independent power producer specializing in renewable resources, and in Central and South America through Energia Global International, Ltd. (EGI), another power producer specializing in renewable resources. Both of these companies are owned by Enel Green Power. At December 31, 2002, CHI Energy operated 85 power plants in the United States and three in Canada with an aggregate gross installed capacity of 335 MW and a net production in 2002 of approximately 893 GWh. In 2002, CHI Energy increased its gross installed capacity by 80 MW, primarily reflecting an increase in its generating capacity from wind. At December 31, 2002, EGI operated two hydroelectric plants and a wind plant in Costa Rica, as well as two hydroelectric plants in Chile, with an aggregate gross installed capacity of 160 MW and net production in 2002 of approximately 771 GWh.

Sales, Infrastructure and Networks

     Our Sales, Infrastructure and Networks Division comprises two business units, the Sales unit and the Infrastructure and Networks unit, which operate as independent units under the umbrella of Enel Distribuzione, S.p.A., the division’s lead company. The division distributes and sells electricity in Italy in both the regulated and the free markets, provides electricity-related services and distributes and sells natural gas to end users in Italy.

     Electricity companies

     We operate in the electricity market through the following companies:

•	Enel Distribuzione, which owns the electricity distribution network serving the free and regulated markets and sells electricity on the regulated market;

•	Deval, a subsidiary in which we own a 51% interest, which engages in similar activities in the Valle d’Aosta Region;

•	Enel Energia, which sells electricity on the free market;

•	Electra de Viesgo Distribuciòn S.L., which operates our distribution activities in Spain (such activities were part of the international operations of our Generation and Energy Management division in 2002);

•	So.l.e. S.p.A., which provides public and art lighting services; and

•	Enel.si, which provides electricity-related services.

     On January 1, 2003, Enel Energia transferred to Enel Trade its business unit conducting electricity sales to “large electricity users” and “electricity wholesalers,” in order to focus Enel Energia’s own activities on the segment of the free market comprising customers with an annual electricity consumption of less than 100 GWh.

     Distribution and sales of electricity on the regulated market

     We own and operate the principal electricity distribution network in Italy. We use the term “distribution” to refer to the transport of electricity from the transmission network to end users. Enel Distribuzione, our wholly owned subsidiary, holds all of our distribution assets and operations. Its main responsibilities consist in operating and maintaining the distribution network, distributing electricity to end users and selling electricity on the regulated market.

     The following table sets forth the volumes of electricity transported to the free market, and transported to (and sold on) the regulated market by Enel Distribuzione and Deval.

	At December 31,

	2000	2001	2002

Transported to free market	45,200	76,845	94,043
Transported to regulated market	201,067	179,048	163,950
Total	246,267	255,893	257,993

     Growth in distribution of electricity to end users is closely related to economic growth in Italy. In 2000, the Italian economy experienced moderate growth, particularly in the industrial and service sectors. In 2001 and 2002, however, the growth of Italian economy was limited due to the general slowing of the world economy.

     We have focused on reducing operating costs in our distribution and sales operations. In particular, we have reduced the number of employees involved in these operations by approximately 18% over the past three years, and by 30% from December 31, 1998 to December 31, 2002. The following table shows the number of this division’s employees at the dates indicated:

	At December 31,

	2000	2001	2002

Distribution employees	44,072	38,296	36,103

     Electricity distribution network

     The table below sets forth certain information about our primary and secondary distribution networks at December 31, 2002.

		Insulated	Bare
	Underground	Aerial	Aerial	Total	Number of	Transformer
Type	Lines	Lines	Lines	Lines	Substations	Capacity

	(km)	(km)	(km)	(km)		(MVA)
Primary:
High voltage lines (40-150 kV)	366		19,950	20,316
Primary substations					1,976	87,026
Secondary:
Medium voltage lines (1-30 kV)	117,022	6,230	208,803	332,055
Low voltage lines	210,580	370,327	129,731	710,639
Secondary substations					405,775	64,310

     Our replacement and construction of distribution lines and substations are subject to Italian regulatory limitations on environmental and aesthetic grounds, including recently enacted legislation on electromagnetic fields that may make it more difficult to build new transmission and distribution lines and substations in the future and may require removing existing transmission and distribution lines and substations. You should read “Item 3. Key Information—Risk Factors—Other Risks Relating to Our Business—We may incur significant capital expenditures to comply with legislation on electromagnetic fields; we may not be fully reimbursed for such capital expenditures” and “—Regulatory Matters—Environmental Matters—Electromagnetic fields” for a more detailed description of the environmental laws and regulations affecting our distribution operations and the risks they pose for our business.

     Consolidation of electricity distribution network

     In some cases, a single municipality has historically been served both by our distribution network and the distribution network of a municipal utility. The Bersani Decree provided that a single distribution license would be issued for each municipality in Italy, thereby creating an incentive for the consolidation of such multiple distribution networks. Specifically, the Bersani Decree provided that any distribution company owned or partly owned by a municipality and serving at least 20% of the customers in that municipality had until March 31, 2001 to request that we sell our distribution network in that municipality to it. As a consequence, we have been forced to sell a significant number of these networks in the past few years.

     The most significant of these transactions in 2002 occurred effective October 31, when we sold our local distribution networks for the Milan and Rozzano municipalities, which served about 385,000 customers and sold approximately 3.1 TWh of electricity per year, to AEM Milano for Euro 424 million. As of December 1, 2002, we sold our local distribution networks for the Verona and Grezzana municipalities, which served about 90,000 customers and sold approximately 476 GWh of electricity per year, to AGSM Verona for Euro 108 million.

     We had previously sold our network in Trieste to A.C.E.GA.S. in March 2000, in Parma to A.M.P.S. in December 2000, in Rome and Formello to ACEA in July 2001, and in Turin to AEM Torino in December 2001. These networks, which served approximately 1 million clients and had an annual sales volume of approximately 6.5 TWh, were sold for aggregate consideration of approximately Euro 884 million.

     We have also sold the distribution networks of another 26 small municipalities, mainly in 2001 and 2002, which served an aggregate of 23,395 customers, for aggregate consideration of approximately Euro 58 million, while at the same time acquiring the distribution networks of 48 other small municipalities, serving an aggregate of approximately 14,300 clients, for aggregate consideration of Euro 13 million. Negotiations are currently pending regarding our sale of the distribution networks of 41 small municipalities and our acquisition of the distribution networks of another 85 small municipalities. The Bersani Decree also provided that if we had not agreed by September 30, 2000, on a sale price with any municipality that had timely requested to purchase a distribution network from us, the price would be decided by an arbitration panel. Eight such municipalities still have requests for price arbitration pending; 67 such requests have already been dismissed. We do not believe these pending transactions will involve material amounts of consideration, or that they will have a material effect on our revenues or the number of customers we serve.

     The distribution networks that we have sold are more profitable than our average distribution network, mainly because distribution in metropolitan areas has lower costs because of the high customer concentration. The Energy Authority has indicated that it intends to put in place an equalization system that may compensate for some or all of the comparative disadvantages of distributors serving non-urban areas.

     The Bersani Decree also contemplates the consolidation of our distribution networks with those of distribution companies (owned or partly owned by a municipality) that serve at least 100,000 customers in municipalities adjoining those where our networks are located. Pursuant to these provisions, certain municipal distribution companies, including those in Milan, Rome, Trieste, Modena and Brescia, have expressed an interest in purchasing our electricity distribution networks in adjoining municipalities. We believe that, under the Bersani Decree, any such sale may not occur without the agreement of all parties concerned.

     Other acquisitions and divestitures

     In June 2001, we sold to the Regional Authority of Valle d’Aosta a 49% interest in Deval S.p.A., a distribution company which owns and operates approximately 4,100 km of electricity distribution lines and serves approximately 118,800 customers in that region.

     In January 2002, we acquired Electra de Viesgo S.L. (Viesgo), a Spanish company with electricity generation and distribution subsidiaries. Electra de Viesgo Distribuciòn S.L., the Viesgo subsidiary which distributes and sells electricity on the regulated market in Spain, has a 24,500 km distribution network and serves approximately 510,000 clients mainly in Northern Spain, and had an annual sales volume in 2002 of approximately 4.4 TWh.

     Sales to Regulated Electricity Market

     The regulated market for electricity sales consists of:

•	All Non-Eligible Customers, or customers who do not meet the consumption threshold for participation in the free market; and

•	Those Eligible Customers, or customers who meet the consumption threshold for participation in the free market, that choose not to participate in it. Eligible Customers may choose to remain within the regulated market for a period of four years from the date on which they qualify as Eligible Customers.

     The consumption threshold for qualification as an Eligible Customer, which is set by regulation, is decreasing over time, reducing the number of customers who must buy electricity on the regulated market. The consumption threshold decreased significantly on January 1, 2002, so that individual end users and consortia of companies with annual consumption of 9 GWh or more of electricity became eligible to participate in the free market. On April 29, 2003, the consumption threshold took another significant drop, to 0.1 GWh per year, which has resulted in approximately 60% of our electricity customers becoming eligible to participate in the free market. See “—Regulatory Matters—Electricity Regulation—Regulatory framework—Eligible and Non-Eligible Customers” for further information.

     We supply electricity to four main classes of regulated market end users: industrial, commercial, household and agricultural users. As of December 31, 2002, we served approximately 23 million households, or approximately 90% of all households in Italy. The following table sets forth the amount of electricity that we sold by class of customer in each of the periods indicated.

	2000	2001	2002

	(TWh)	(TWh)	(TWh)

Industrial	77.0	52.2	37.3
Commercial and other services	55.5	56.6	52.5
Household	55.2	54.8	56.4
Agricultural	4.7	4.6	4.7

Total	192.4	168.2	150.9
Other distributors and exports	8.7	10.8	13.0

Total	201.1	179.0	163.9

     In 2000 and 2001, our sales to industrial users and to households decreased mainly due to the liberalization of the electricity market and our sale of certain municipal distribution networks as required by the Bersani Decree. In 2002, as a result of the drop in the consumption threshold described above, the decrease in sales involved not only industrial users but also commercial customers. The consumption of electricity by agricultural users has been generally stable during the periods shown, with only minor fluctuations due to weather conditions. The migration of customers from the regulated to the free market has not had a significant negative effect on our margins on the transport and sale of electricity as we distribute to both the regulated and the free markets, and the sales component of electricity tariffs has relatively less weight than the distribution component in the calculation of our overall margins.

     In 2002, we estimate that Enel sold approximately 67% of the electricity consumed in Italy in 2002, including electricity sold by Enel Energia on the free market.

     Customer service

     Providing high-quality customer service is an important part of our commercial strategy. In recent years, Enel Distribuzione has reorganized its sales network to change the manner in which customer relations are managed. We have expanded our customer services to provide customers with access to us through a number of different channels, and we have introduced specialized departments to manage relations with corporate and individual customers. Among other things, we have a customer call center, targeted primarily at individual consumers, and provide a self-service area through our Internet portal. The call center is supported by both a national documentation center located in Southern Italy, which receives, processes and electronically files all contractual documentation, and by a national printing center, which prints and distributes all correspondence with customers. As of December 31, 2002, our customer service network also included approximately 1,450 “QuiEnel” retail locations, Enel.si’s distribution and sales network, 148 retail locations managed directly by Enel Distribuzione, and 220 key account managers dedicated to mid-size business customers.

     We have also introduced several initiatives to improve customer satisfaction. We launched Contowatt, in 1997, and CartaWatt, in 2001, two services which allow customers the use of direct debits from bank accounts and credit cards, respectively, to pay their bills. In addition, in 2001 we introduced (in partnership with American Express) a co-branded credit card, which provides a special membership reward program.

     Quality of service targets

     The Energy Authority has issued guidelines setting targets for electricity service continuity (based on minutes of service interruptions per year) and quality (such as waiting time for appointments). The Energy Authority has also instituted a system in connection with quality targets for continuity of service, or lack of service interruptions, whereby it grants bonuses to companies that exceed these targets and imposes penalties on companies that fail to meet them. See “—Regulatory Matters—Electricity Regulation—The new tariff structure—Quality of service regulation.”

     Because we exceeded our continuity of service targets in 2000 and 2001, the Authority granted Enel Distribuzione a Euro 36 million bonus, which was paid in 2002, including Euro 4 million with respect to 2000 and Euro 32 million with respect to 2001. In 2002, we continued to make improvements in the continuity of service we provide, with our average duration of service interruptions decreasing by 17% to 103 minutes from 125 minutes in 2001. We believe our investments in customer service-related initiatives are sufficient to allow us to continue to comply with or exceed the quality thresholds set by the Authority.

     We remain in litigation with the Energy Authority regarding the accuracy of information we provided to the Authority regarding service interruptions in 1998 and 1999 in three southern regions. In 2002, the Lombardy Regional Administrative Court (TAR) granted an appeal filed by Enel Distribuzione declaring extinguished our obligations arising from a Euro 46.5 million fine imposed by the Authority, after we paid the Authority a reduced amount of Euro 52,000, as permitted by applicable law. The Authority has since appealed the ruling of the Lombardy TAR to the Italian State Council, the highest administrative court. This appeal is still pending.

     Sales of electricity to the free market

     The Bersani Decree established targets for 2000 and 2002 for the percentage of electricity Eligible Customers would be able to purchase on the free market of 35% and 40% of total Italian electricity consumption, respectively. These targets were achieved, both in 2000 and by 2002, since if Eligible Customers had made all of their electricity purchases on the free market in 2002, the level of free market purchases would have equaled 56% of total Italian electricity consumption. However, actual free market purchases in 2001 and 2002 were lower than these targets, primarily as a result of limitations on the volume of electricity available on the free market. According to our internal estimates, total Italian electricity consumption on the free market in 2002 was 93.5 TWh, or only 32% of total Italian electricity consumption for the year. The list of Eligible Customers is publicly available and included 13,714 Eligible Customers (including qualifying consortia) as of March 31, 2003.

     Enel Energia sold 30.3 TWh of electricity to 4,308 Eligible Customers during 2002, an increase of approximately 13% from the 26.9 TWh sold in 2001. In particular, we experienced significant growth (+48%) in medium voltage consumption, due to an increase in the number of customers associated in cooperatives, while we experienced a reduction of 8% of sales in high voltage consumption since these high-consumption consumers are able to purchase electricity from other suppliers.

     As required by the Bersani Decree, we formed Enel Energia in 1999 to focus on marketing and supplying electricity to Eligible Customers. The progressive liberalization of the Italian electricity market requires that Enel Energia provide our larger customers with increasingly flexible and competitive services that go beyond providing a reliable supply of electricity.

     As part of our marketing efforts, we have implemented a series of customer initiatives including:

•	specially tailored contract terms for different types of customers;

•	special pricing policies for customers depending on consumer profile and hours of use; and

•	value-added services such as energy monitoring and management.

     Under the new organizational structure put in place in 2002, Enel Energia’s operations in the free electricity market currently focus only on sales to low-consumption customers. The number of these potential customers increased significantly on May 1, 2003, when the consumption threshold determining eligibility to participate in the free market dropped to 0.1 GWh per year from 9 GWh previously.

     Public and art lighting

     So.l.e. S.p.A. operates our public lighting services in Italy and abroad. So.l.e. targets the general market for public lighting, as well as the market for customized lighting systems for monuments, public squares, churches and other landmarks and public spaces. So.l.e. offers both indoor and outdoor lighting systems, and provides maintenance services for the systems and the related electricity plants.

     In 2002, So.l.e. built lighting systems for third parties with an aggregate value of approximately Euro 39 million, an increase of approximately 26% from Euro 31 million in 2001. In addition, So.l.e. in 2002 signed contracts for approximately 164,000 public lighting points throughout Italy. As of December 31, 2002, So.l.e. managed approximately 1.8 million public lighting sites in 5,690 client municipalities. In the first half of 2003, So.l.e. entered into contracts with a total value of approximately Euro 27 million to build lighting systems for third parties.

     Electricity systems-related services

     We formed Enel.si S.p.A. in March 1999 to offer our clients construction and maintenance services for their electricity systems and operation and maintenance services for small co-generation power plants and photovoltaic plants through franchise stores established in local areas. Enel.si franchises draw on the technical capabilities of the Enel Group to assist clients in optimizing their use of electricity, as well as to offer them consulting and personnel training services.

     In 2002, 250 new Enel.si local sales and service franchises were opened, bringing the total number at December 31, 2002, to 610. We plan to increase our franchising network to approximately 2,500 stores over the next few years. Enel.si also developed the product range available in its stores in 2002, focusing on three main lines of products aimed at providing comfort, safety and energy savings.

     Gas

     We operate in the gas market through the following companies:

•	Enel Distribuzione Gas, GE.AD. and Camuzzi Gazometri, which each distribute gas. We plan to merge these three into one company by the end of 2003; and

•	Enel Gas, which sells natural gas to end users.

     As of January 2003, as a result of our internal reorganization, Enel Energia no longer provides natural gas to end users, and the major clients we served during 2002 are currently served by Enel Gas.

     The Italian natural gas market is also undergoing a process of liberalization. Under current legislation, the natural gas market was supposed to have been completely liberalized as of January 1, 2003, with sellers able to freely set prices to all customers. However, the Energy Authority retains the right to control prices for those customers that qualified as Gas Non-Eligible Customers until January 1, 2003, and imposed a price freeze with respect to such customers at the levels that were in place on December 31, 2002. Please see “—Regulatory Matters –Gas Regulation – Gas Eligible and Non-Eligible Customers “ for a definition of Gas Non-Eligible Customers. The Energy Authority has delayed the full liberalization of the market while it solicits public comment on proposed regulations to govern free market activities (such as sales regulations, network codes and provider-switching procedures). Please refer to “—Regulatory Matters—Gas Regulation” for a more detailed discussion of gas regulation in Italy.

     Until the conditions are in place for the development of full market liberalization, we believe that the most effective way for us to build our gas business is through acquisitions of other distributors or client bases. We believe that building our gas distribution activities offer us opportunities for potential synergies, including, for example, the ability to schedule and perform gas and electric network maintenance and upgrades in the same area at the same time and the ability to use call centers for both gas and electricity customers, as well as certain competitive advantages, including potential cost savings from economies of scale.

     We have acquired several gas distribution companies with operations in various Italian regions over the past three years. These acquisitions include those of the Colombo Gas Group in 2000, So.ge.gas S.p.A. and Agas S.p.A. in 2001, and Camuzzi Gazometri in 2002. Together, our acquisitions of gas companies have provided us with access to an aggregate of approximately 1.7 million natural gas customers as of June 2003.

     In November 2001, we merged twenty previously acquired gas companies into Enel Distribuzione Gas S.p.A. In January 2002, the sales activities of Enel Distribuzione Gas S.p.A. were spun off into Enel Gas S.p.A. (formerly Enel Vendita Gas S.p.A.), a newly incorporated company. In

December 2002, Plenia S.p.A., a former sales company of Camuzzi Gazometri, was merged into Enel Gas S.p.A. In January 2003, the sales activities of GE.AD and Enel Energia, (with the exception of the customers that are still served by Enel Trade) were contributed to Enel Gas S.p.A.

     In May 2002, we acquired 98.58% of the outstanding shares of Camuzzi Gazometri from Mill Hill Investments for a consideration of Euro 1,043 million, consolidating our position as the second-largest operator in Italian gas distribution market, second only to the incumbent provider, according to a study of the Italian gas industry by Mediocredito Centrale in March 2002. In acquiring Camuzzi Gazometri, we acquired both significant gas distribution assets and Camuzzi Gazometri’s waste management operations. We intend to dispose of Camuzzi Gazometri’s waste management operations.

     In 2002, we distributed more than 3 billion cubic meters of gas to approximately 1.7 million customers, representing approximately 11% of the Italian market. Of this, Camuzzi Gazometri distributed 1.6 billion cubic meters of gas to more than 937,000 customers (representing approximately 6% of the Italian market), with the rest distributed by our smaller distribution subsidiaries . Camuzzi Gazometri operates through approximately 11,000 km of network, principally located in Northern Italy and in the region of Puglia. In addition, Enel Energia sold 1.8 billion cubic meters of natural gas in 2002, a significant increase from the 336,000 cubic meters sold in 2001.

     We will continue actively to consider the acquisition of other companies involved in gas distribution. Furthermore, we are the second-largest importer of natural gas in Italy and may in the future consider alternative uses for the gas that currently serves as an energy source for our electricity generating plants.

     Competition in the Electricity and Gas Markets

          Electricity generation. Historically, we have not faced competition in our electricity generation business. In 2002, we accounted for approximately 54% of domestic electricity production. We also purchased approximately 43% of the electricity imported into Italy, and also purchased electricity produced by independent power producers, electricity generated by industrial producers in excess of their own consumption and electricity produced from renewable resources under the CIP 6 regime. In accordance with the Bersani Decree, we transferred our long-term purchase contracts with independent power producers under the CIP 6 regime to the Gestore della Rete in January 2001.

          The following table shows our estimates of gross installed capacity in Italy by category of producer at the dates indicated.

	At December 31,

	1998	1999	2000	2001	2002

	(GW)
Enel	58.9	59.4	58.9	52.0	45.3	(1)
Independent and other power producers	13.1	13.9	16.5	24.0	31.4
Municipal utilities	2.9	2.9	2.9	2.9	2.9
Total	74.9	76.2	78.3	78.9	79.6

(1)	Including 3 GW of Interpower

          As a result of the limitation on the production and import of electricity imposed by the Bersani Decree, we were required to sell plants with a total installed net capacity of at least 15.0 GW by January 1, 2003. In order to comply with the requirement, we created and sold the Gencos after transferring an aggregate of approximately 16.0 GW of gross installed capacity to them. With the completion of our disposal of the Gencos in January 2003, our gross installed capacity has decreased to approximately 53% of total Italian gross installed capacity from approximately 66% in 2001 and 57% in 2002, and we expect to generate approximately 49% of the total amount of electricity generated in Italy in 2003.

          The disposal of the Gencos has exposed us to increasing competition from other generating capacity operators on the open market. We expect that our competitors will also include domestic independent power producers, municipal utility companies and any foreign operators that export electricity to the Italian market or acquire Italian generation assets. In addition, up through 2002, other producers were authorized to build about 10 GW of new generating capacity in Italy.

          The three current leading independent electricity generators in Italy are Edison, Endesa Italia and Eni. Edison has a reported 9.7 GW of generation capacity (including its share of the capacity of Eurogen as one of Eurogen’s shareholders), Endesa Italia has a reported net generation capacity of 5.4 GW and Eni has a reported 2.4 GW of generation capacity.

          The main municipal electricity companies are AEM S.p.A., ACEA S.p.A. and AEM Torino S.p.A. They are each publicly traded, but remain majority-owned by the relevant municipality. AEM S.p.A. has approximately 1.1 GW of generation capacity, ACEA S.p.A. through Acea-Electrabel Produzione S.p.A. (a joint venture in the electricity generation business with Electrabel SA) has approximately 1.7 GW (including their share in Interpower’s generating capacity as participants in the consortium that acquired that Genco) and AEM Torino S.p.A. has approximately 0.5 GW of capacity. In addition to their core electricity business, these companies offer gas and/or water services.

          We believe that in 2002 we imported pursuant to long-term contracts approximately 42.9% of the electricity imported into Italy. Pursuant to the Bersani Decree, we may be required to transfer all or part of these contracts, which represent a total of approximately 21.7 TWh of electricity, to the Single Buyer. The remaining electricity that we will be permitted to import will be made available for sales to Eligible Customers. However, all of that transmission capacity is currently used and allocated according to the rules established by the Energy Authority. You should read “Generation and Energy Management—Purchased power” for a discussion of these rules.

          Electricity sales to Eligible Customers. We expect significant competition to result from the opening of the market to Eligible Customers, who are free to choose the supplier of their electricity. Enel Energia’s competitors in sales to Eligible Customers are independent power producers, importers, wholesalers and brokers. Since 2001, competition in the free market has increased as a result of our disposal of the Gencos, and the government-mandated addition to the free market of approximately 39 TWh of CIP 6 electricity produced from renewable resources, which the Gestore della Rete is selling to operators or directly to Eligible Customers. We expect competition in the free market to increase further in 2003 as a result of restrictions imposed by the Energy Authority on individual operators’ access to international electricity sources. These restrictions will reduce our access to electricity imports, while increasing the access of other market operators.

          Gas sales. In our gas business, we compete mainly with Eni, the incumbent operator that historically held a monopoly for gas distribution activities in Italy and continues to hold a significant majority of the overall market for such activities. According to a study of the Italian gas industry published by Mediocredito Centrale in March of 2002, we are the second-largest operator in the Italian gas distribution market, following our acquisition of Camuzzi Gazometri.

          The Italian gas market is currently going through a process of liberalization. Until 2002, Italian regulation distinguished between customers with gas consumption of more than 200,000 cubic meters per year, which were free to choose their supplier of natural gas, or Gas Eligible Customers, and customers that were below these consumption levels, or Gas Non-Eligible Customers. See “—Regulatory Matters—Gas Regulation—Gas Eligible and Non-Eligible Customers.” From January

1, 2003, both Gas Eligible and Gas Non-Eligible customers were to be permitted to purchase gas on the free market. However, the Energy Authority has imposed a freeze on prices to Gas Non-Eligible customers at the levels in place on December 31, 2002. The Energy Authority is also currently soliciting public comment on proposed regulations to govern free market activities (such as sales regulations, network codes and provider-switching procedures). We expect that once these policies are finalized and adopted by the Energy Authority, which we believe will be in the second half of 2003 or in early 2004, the conditions will be in place for free competition to develop in the gas market. See “—Regulatory Matters—Gas Regulation “ for a discussion of the regulation of the gas market.

     Seasonality of electricity and gas consumption

     Electricity and gas consumption in Italy is somewhat seasonal. Since use of artificial light is highest in the winter, electricity and gas consumption peaks during the winter months. Nevertheless, increased use of air conditioning has rendered less significant the difference in electricity demand during winter versus summer months, and increased use of gas for industrial production has rendered less significant the difference in gas demand during winter versus summer months. Electricity and gas consumption is particularly low in August, the traditional vacation period in Italy.

Transmission

     Through Terna, in our Transmission Division, we continue to own substantially all of the Italian national transmission grid. We use the term “transmission” to refer to the transportation of electricity on high and very high voltage interconnected networks from the plants where it is generated (or, in the case of imported energy, from the points of acquisition) to distribution systems.

     Terna is responsible within the Group for the management, maintenance and development of the national transmission grid, based on guidelines provided by the Gestore della Rete.

     The transmission system in Italy is undergoing significant changes as a result of the Bersani Decree. You should read “—Regulatory Matters—Electricity Regulation” for a more detailed discussion of these changes. As contemplated by the Bersani Decree:

•	In June 1999, the Industry Ministry issued a decree formally defining the Italian national transmission grid. The decree determined all of our 380 kV and 220 kV transmission lines and approximately 50% of our 150 kV and 132 kV transmission lines to be part of the national transmission grid.

•	In August 1999, we transferred dispatching and national grid management and related assets and liabilities to a wholly owned subsidiary called the Gestore della Rete.

•	In April 2000, we transferred the shares of the Gestore della Rete to the Treasury free of charge.

•	In December 2002, the Industry Ministry issued a decree that enlarges the Italian national transmission grid and provided for Terna’s annexation of about 950 km of lines and 18 transformer stations formerly owned by Enel Distribuzione S.p.A. and other companies belonging to our Generation and Energy Management Division.

     Under the Bersani Decree, owners of the various assets that comprise the national transmission grid, including Terna, operate and maintain those assets pursuant to guidelines issued by the Gestore della Rete. In accordance with this decree, in December 2002, Terna and the Gestore della Rete signed a service contract relating to the operation of the transmission grid. The general framework of the contract had been established by governmental decree on December 22, 2000, and provides for the following arrangements:

	Gestore della Rete		Terna

•	Is responsible for safety, reliability and efficiency of transmission network	•	Owns and operates the transmission network under the terms of the service contract

•	Manages power flows	•	Operates through a remotely controlled system

•	Approves network maintenance	•	Executes maintenance instructions

•	Determines network upgrades	•	Executes network upgrades

•	Evaluates third-party connection requirements

     Terna earns revenue from a fee per kWh transported that distributors and suppliers pay to us through the Gestore della Rete. The Energy Authority determines that fee, which is designed to cover our operating expenses, depreciation and a specified rate of return on our assets.

     The following table provides certain data about our transmission network as of December 31, 2002.

Type of facility	Number	Length

		(km)(1)
Primary transformer stations	275	—
Transformers	554	—
Busbar connections	3678	—
380kV lines	—	10,062
220kV lines	—	10,115
150kV and 132kV lines	—	17,406
Total lines	—	37,583

(1)	Length in kilometers refers to circuit line length.

     In 2002, we put 7 new transformer stations into service and repowered 12 other stations. As a result, our aggregate transformer capacity increased by 1,987 MVA up to 101,493 MVA.

     Our transmission network is connected to the distribution network through 275 primary transformer stations, typically transforming electricity from 380/220 kV to 150/132 kV.

     Our transmission lines make use of rights of way granted by local authorities in areas where the facilities are located. In addition, we have rights of eminent domain over private property. We are required to compensate landowners for any exercise of these rights.

     Our transmission network also connects the Italian electricity grid to the grids of neighboring countries through six 380 kV international lines and nine 220 kV international lines.

     On July 9, 2002, we completed construction and put in service a 400 kV direct current transmission line to Greece with 500 MW capacity. This line is 207 km long, with 163 km of submarine cable. The aggregate capital expenditure for the project was approximately Euro 340 million, of which our share was Euro 263 million; Athens Public Power Corporation, the Greek state-owned electricity utility, provided the balance. The European Union has committed structural adjustment funds to reimburse the parties for 40% of the aggregate capital expenditures relating to the project.

     In addition to the maintenance contracts we are directly assigned to manage, in January 2003, Terna won in competitive bidding contracts from the Gestore della Rete with an aggregate value of Euro 4 million to construct three new transformer stations in Sardinia by the end of 2004.

     The regulated distribution fees that Terna earns are also based on the “availability” of its transmission network. The following table shows the “availability” reported for each of the periods indicated.

	Year ended December 31,

	1999	2000	2001	2002

Network availability	98.0%	97.8%	98.0%	98.3%

Source: Enel.

     In 1998, we began to implement a program aimed at reducing the operating costs of, and capital expenditures on, our electricity transmission system. This program was focused on rationalizing the operations and maintenance of our transmission lines and transformer stations, simplifying technical specifications, reducing our personnel costs and the purchasing costs of major components, and reviewing our project planning and capital expenditure programs.

     We have continued to implement the program aimed at reducing the operating costs we launched in 1998, through the development of a new remotely managed and controlled system, the full deployment of a new organizational structure based on centralized management, and of a SAP management information system. In addition, we have recently implemented the “Monitor and Business Intelligence” project, an e-maintenance platform to monitor the operation and maintenance of Terna’s transmission grid, using particular tools that allow Terna to evaluate the condition of components of the system and to decide if and when to provide maintenance to any component.

     To diversify the revenue base of our transmission segment, we have begun to sell maintenance, long-distance metering and monitoring and related engineering and operating services to third parties which own or utilize high voltage power systems, including other electric companies, municipal utilities and large industrial plants. In 2002, we sold such services with an aggregate value of Euro 12 million. We also intend to offer these services to customers outside of Italy.

     As of June 2001, Terna agreed to assume responsibility for the operation and maintenance of approximately 21,000 km of high voltage lines that are part of Enel Distribuzione’s network. Under this agreement, 455 employees were transferred to Terna from Enel Distribuzione.

Telecommunications

     Overview

     We conduct our telecommunications and Internet service activities through WIND S.p.A. Since launching its services in 1999, WIND S.p.A. has become one of the leading providers of mobile and fixed-line telephony, Internet and data transmission services in Italy. WIND operates throughout Italy with its own network infrastructure and has rapidly developed its transmission backbone by leasing fiber optic cables from us.

     We formed WIND as a joint venture in 1997 along with our initial partners, France Télécom and Deutsche Telekom. Our stake in WIND initially was 51%, with France Télécom and Deutsche Telekom holding a 24.5% stake each. Following Deutsche Telekom’s exit at the end of July 2000, our stake rose to 56.6% and France Télécom’s share grew to 43.4%. We subsequently purchased Infostrada, a fixed line telecommunications and Internet company, and contributed it to WIND, effective July 30, 2001. This contribution increased our stake in WIND to 73.4%. Infostrada was merged into WIND effective on January 1, 2002. In March 2003, we agreed to acquire France

Télécom’s remaining 26.6% stake in WIND. We expect this transaction to close at the beginning of July 2003.

     We no longer view our telecommunications activities, held through WIND, as potentially synergistic with our energy activities, but rather as a financial investment. We believe that as sole shareholder of WIND we will increase our flexibility to maximize the value of this investment. We expect to support WIND until it achieves financial independence and that this will require us to invest no more than €1 billion in new equity.

     The acquisitions of Infostrada and certain assets of Blu

     On March 29, 2001, Enel Investment Holding BV, a Dutch company fully owned by us, acquired from Mannesman Investment BV (an indirect, wholly owned subsidiary of Vodafone Group plc), 100% of the capital stock of Infostrada, one of Italy’s leading alternative providers of fixed-line telecommunications services and the operator of one of Italy’s leading Internet portals at the time. The purchase price of the shares, amounting to Euro 7,250 million, was paid in full on the same date. As provided for in the share acquisition agreement, we also paid Mannnesman Investment Euro 132 million in respect of a receivable it has previously renounced in favor of Infostrada. Moreover, on the same date, Enel Investment Holding BV paid Vodafone Euro 821.2 million that Infostrada owed Vodafone, and became a creditor of Infostrada for this amount. In addition, in connection with the acquisition, we incurred certain ancillary costs amounting to approximately Euro 375 million.

     Effective July 30, 2001, we contributed all the shares of Infostrada to WIND in exchange for new shares issued in connection with a reserved capital increase. Effective January 1, 2002, Infostrada was merged into WIND.

     On October 4, 2002 WIND acquired certain assets from Blu S.p.A., one of the four Italian mobile operators active at the time. The acquisition took place in the context of the winding-up of Blu, for a purchase price totaling Euro 140 million.

     The assets purchased from Blu included Blu’s entire customer base (1.9 million mobile lines, approximately 700,000 of which were active at the time of the acquisition), the Blu trademark and logo, certain network and information technology assets, radio sites, sales points, a call center and a number of part time and full time employees (in the aggregate, equivalent to 540 full time employees). Effective April 1, 2003, WIND sold to Telecom Italian Mobile S.p.A., the network and information technology assets acquired from Blu in October 2002. The total consideration for this sale was Euro 20 million.

     In addition, in the context of the winding-up of Blu, each of WIND, Telecom Italian Mobile S.p.A. and Vodafone Omnitel S.p.A. were assigned, at no charge, 5 MHZ of the 15 MHZ of GSM/GPRS transmission frequencies originally assigned to Blu.

     The Italian Communications Market1

     Italy is one of the largest telecommunications markets in Europe, with a population of approximately 57 million people, utilizing an aggregate of approximately 54 million mobile telephone lines and approximately 27 million fixed lines, as of December 31, 2002. WIND uses the number of lines as the primary measure of its customer base and growth, as some of its customers have more than one line for mobile, fixed or Internet services. For mobile services, the number of lines represents the number of Subscriber Identity Module, or SIM, cards sold. For Internet services, the number of lines is equal to the number of registered users. As of December 31, 2002, WIND had an aggregate of

1          Data related to the Italian communications market presented in this section are based on WIND’s estimates, except where otherwise indicated.

approximately 16.1 million fixed and mobile telephone lines and approximately 12.4 million Internet registered users.

          Mobile Services

     The Italian mobile telephone market, one of the largest in Europe, continued to expand in 2002, to approximately 54 million lines at December 31, 2002, from approximately 51 million lines at the end of 2001.

     As of December 31, 2002, Telecom Italia Mobile S.p.A. had approximately 25.3 million lines, accounting for approximately 47% of the Italian total, while Vodafone Omnitel S.p.A. had more than 19 million lines, or approximately 35% of the total. As of the same date, WIND had approximately 8.7 million lines, or approximately 16% of the total market for Italian mobile telephony, compared to 7.9 million lines, or a market share of approximately 15.5%, at the end of 2001.

          Fixed telephony services

          As of December 31, 2002, the total number of lines operated by alternative fixed-line carriers in Italy (i.e., carriers other than Telecom Italia S.p.A.) totaled approximately 11 million, with a net increase of approximately 1 million since the beginning of the year. At the same date, WIND had approximately 7.4 million fixed lines. Other major alternative carriers include Tele2, Tiscali and Albacom, which focuses on the corporate market. Competition in the fixed-line telephony market is expected to evolve with the expanded availability of carrier pre-selection and the unbundling of the local loop. Please refer to “—Regulatory Matters—Telecommunications” for a detailed discussion of the unbundling of the local loop.

          Internet Services

          In 2002, the number of registered Internet users in Italy increased by approximately 30%, reaching a total of approximately 34 million as of December 31, 2002. WIND had approximately 12.4 million registered users as of December 31, 2002, or approximately 36% of the market. Other internet service providers include, among others, TIN.it and Tiscali, each with a market share of approximately 20% at the end of 2002.

     Customer Base

     Since its launch, WIND has been successful in rapidly increasing its customer base. As of March 31, 2003, WIND operated approximately 29.7 million lines.

     WIND uses the number of lines as the primary measure of its customer base and growth, as many of its customers have more than one line for mobile, fixed or Internet services. As of March 31, 2003 WIND had approximately:

•	9 million mobile lines, represented by the number of Subscriber Identity Module, or SIM, cards sold, an increase of approximately 1.1 million lines since December 31, 2001;

•	7.4 million fixed lines, an increase of approximately 0.4 million lines since December 31, 2001; and

•	13.3 million registered Internet users, an increase of approximately 4.3 million users since December 31, 2001.

     Products and Services

     WIND offers a number of mobile and fixed-line telephony products, Internet and other value-added services to corporate and residential customers. WIND also currently provides the Enel Group with most of its key telephony and other telecommunications services under an outsourcing contract entered into following the Enel Group’s contribution of its telecommunications division to WIND in 1999.

     Mobile Telephony. WIND offers a wide range of mobile telephony products and services including several tariff plans for mobile telephone users and products that integrate mobile with fixed-line and Internet services.

     Fixed-line Telephony. WIND offers fixed-line telephony services to business and residential customers using either carrier selection, where customers dial a predefined access code, to select WIND’s network for local, long distance and international calls on a per call basis, or “carrier pre-selection” where WIND arranges with Telecom Italia for automatic switching to its network without requiring an access code.

     Costs of fixed-line telephony services are generally calculated on the basis of the type and length of calls made, however, WIND also offers customers calling plans tailored to the type of consumer and its patterns of usage.

     WIND also offers business customers national toll-free and shared-toll services. It also sells prepaid and magnetic strip telephone cards and offers carrier and termination services in Italy to other national and international carriers.

     Internet. WIND offers a full array of Internet and data transmission services to both business and residential customers. Among other things, WIND manages Libero, a leading Italian portal, and offers high speed Internet access using ADSL, or Asymmetric Digital Subscriber Line technology, or HDSL, or High Bit-rate Digital Subscriber Line advanced services, both of which allow high speed data transmission and Internet navigation.

     Network Access. WIND provides its integrated fixed-line telephony, data transmission and Internet services to residential and corporate customers using several access methods:

•	Indirect Access. For its customers, WIND offers indirect access to its fixed voice and Internet services through either carrier selection or carrier pre-selection.

•	Direct Access: WIND is also able to offer direct access to its network for its largest corporate customers through microwave links, direct fiber optic connections or dedicated lines leased from Telecom Italia. In 2001, following the initial steps in the unbundling of the local loop that allow alternative carriers to have access to Telecom Italia’s local network, WIND began to expand the availability of direct access to other customers in very limited areas and continued to do so in 2002 as the unbundling process progressed. Where the unbundling of the local loop is fully operational WIND’s customers are no longer required to pay fixed-line access fees to Telecom Italia and WIND is also able to collect interconnection fees for calls originating on another operator’s network and terminating on WIND’s network. As of March 31, 2003, the unbundling of the local loop was operational in a number of areas through 449 unbundling sites, covering approximately 27% of the Italian population. As of the same date, a total of 316,000 WIND customers had requested direct access to the WIND network through those sites, 118,000 of whom had already been connected to the WIND network as of that date.

          WIND offers mobile services through its national dual band GSM-900 and GSM-1800 digital mobile network and roaming agreements with other Italian mobile operators. In 2001, WIND began offering its customers GPRS, the new mobile technology that provides greater bandwidth for data transmission and Internet access.

     Network Infrastructure and Licenses

     Since WIND began its operations, it has focused on developing its technical infrastructure, as well as entering into agreements with other telecommunications operators in order to expand its reach and enhance coverage. WIND uses a common system management software, referred to as its Intelligent Network, for its fixed-line and mobile networks, allowing it to provide integrated telephony and other value-added services to its customers. WIND’s network infrastructure provides high-capacity transmission capabilities, covers most of the domestic territory and allows the delivery of new and innovative services.

     As of March 31, 2003, WIND’s network infrastructure included:

•	A 18,300 km fiber optic transmission backbone using Synchronous Digital Hierarchy, or SDH, and Wavelength Division Multiplexing, or WDM technology, the European standard for high speed digital transmission;

•	Metropolitan Area Networks in the main Italian cities, including Rome, Milan, Turin, Naples, Florence, Genoa, Bologna and Palermo, comprising 2,240 km of underground cables;

•	A national voice switched network comprising 58 fixed switches and 50 mobile switches;

•	A packet switched data network comprising 192 Internet Protocol and data transmission points of presence for data transmission; and

•	A GSM/GPRS mobile network covering approximately 98% of the Italian population.

     WIND leases inactive, or dark, fiber on its national backbone from us under a renewable 15-year contract that became effective in 1999. Under that contract, WIND paid us a total initial consideration of Euro 108.4 million, and has been paying an additional Euro 45.1 million per year in annual fees since 2000; the annual lease fee can be adjusted in 2006 if market prices for fiber optic cable increase or decrease by more than 10%.

     WIND has also entered into a number of non-exclusive interconnection and roaming agreements with other Italian and with international telecommunications operators. Interconnection agreements allow one operator to make use of another operator’s network in order to have the necessary connections to terminate a call originating in that operator’s network, whereas roaming agreements allow one mobile operator to have its customers’ calls hosted by another mobile operator’s networks in geographical areas which its network does not cover. WIND’s roaming agreements include terms designed to ensure that WIND customers receive seamless connections, full access to their subscribed services and complete mobile network coverage.

     WIND has also begun offering direct access to its fixed-line customers following the unbundling of the local loop, a process whereby Telecom Italia is required to give alternative carriers access to Telecom Italia’s “last-mile” connections that include the wires leading to a customer’s home or office. As of March 31, 2003, WIND had installed 449 fully operational local loop unbundling sites, covering 27% of the Italian population. You should read “—Regulatory Matters—Telecommunications” for a detailed discussion of the unbundling of the local loop.

     WIND has obtained a number of important licenses and authorizations needed to build its business, including a license to provide mobile telephone services in Italy using digital GSM-1800 and GSM-900 technology and one of the five licenses to provide third-generation UMTS services in

Italy auctioned by the Italian government. The purchase price for WIND’s UMTS license totals Euro 2,427.3 million, of which Euro 2,138 million has already been paid and the remainder is to be paid over the next eight years. The UMTS license became effective January 1, 2002 and expires on December 31, 2022. The process by which the Italian government sold UMTS licenses is the subject of ongoing investigations by the public prosecutor for Rome and the Antitrust Authority, as well as other pending legal challenges. Although no assurance can be given as to the outcome of these proceedings, WIND does not believe that any of these proceedings will have a material adverse impact on its ability to offer UMTS services.

     Customer Care and Marketing

     Since beginning operations in 1999, WIND has focused on creating customer care systems that are accessible and convenient to use, including an integrated billing system for fixed-line and mobile phone telephone customers and a system that allows WIND’s corporate clients to pay bills, order supplies or obtain information electronically.

     WIND seeks to keep its pricing and billing policies for its fixed-line and mobile services as transparent and user-friendly as possible and markets its services and products through a multi-channel commercial distribution network with over 4,200 points of sale, including dealers, independent agents, business partners and distributors.

     Environmental and other regulatory matters

     Because of its relatively recent start-up of operations, WIND has been able to take advantage of recently developed technologies in the implementation of its quality and safety standards. Depending on the installation context, WIND deploys different network infrastructure elements in order to achieve radiation emission ranges lower than the minimum levels required by applicable Italian regulations, which are themselves more than 50% lower than the minimum radiation emission levels set by a number of other European countries. In addition, all plans for WIND’s base transceiver stations include a report on electromagnetic emissions that is submitted to the relevant public authorities. However, if the Italian government were to set limits on electromagnetic emissions that are stricter than those currently in effect, we could be required to upgrade, move or make other changes to our mobile telephony infrastructure. You should read “Item 3. Key Information—Risk Factors—Other Risks Relating to our Businesses—We may incur significant capital expenditures to comply with legislation on electromagnetic fields; we may not be fully reimbursed for these capital expenditures.”

     WIND, like other telecommunications providers in Italy, is subject to regulation by both the Italian government and the European Union. You should read “—Regulatory Matters—Telecommunications” for a discussion of the regulatory framework in which WIND operates.

Services and Other Activities

     Real estate and other services

     We conduct our commercial real estate management activities through Enel Real Estate S.p.A. (previously called SEI S.p.A.). Enel Real Estate is responsible for managing our commercial real estate assets, renovating, restructuring and maintaining buildings for commercial use and providing building cleaning, maintenance, security, canteen and other services to both Group companies and third parties. Enel Real Estate is also focusing on reducing the costs of our real estate portfolio, on leasing property and on actively managing vacant spaces.

     In the second half of 2002, we retained Lazard Real Estate and Schroeder Salomon Smith Barney as financial advisors to aid us in soliciting offers from potential investors for the acquisition of Enel Real Estate.

     In December 1999, we transferred certain residential and industrial real estate assets having a value of approximately Euro 367 million to Dalmazia-Trieste S.p.A., a company wholly owned by the Enel Group. We currently expect Dalmazia-Trieste to dispose of residential assets with a net book value of Euro 289 million as of December 31, 2002 over the next several years. At December 31, 2002, we owned real estate (net of the assets transferred to Dalmazia-Trieste) with an approximate net book value of Euro 1,780 million as of December 31, 2002, consisting mainly of office buildings and other commercial properties.

     In December 2000, Enel Real Estate sold to American Continental Properties Institutional Investors, for approximately Euro 140 million, its 51% interest in Immobiliare Foro Bonaparte, to which it had previously contributed Euro 520 million of real estate assets and a mortgage loan secured by the assets equal to approximately 50% of their value, as well as related personnel.

     In May 2001, Enel Real Estate sold to Deutsche Bank Real Estate, for approximately Euro 41 million, its 51% interest in Immobiliare Rio Nuovo, to it had previously had contributed approximately Euro 436 million of real estate assets, a mortgage loan secured by the assets, equal to approximately two thirds of their value, a subordinated debt of approximately Euro 67 million and related personnel. In March 2002, we sold the remaining 49% interest in Immobiliare Rio Nuovo to Deutsche Bank Group for Euro 44 million.

     In September 2001, Enel Real Estate established Leasys S.p.A., a joint venture with Fidis S.p.A. (a company of the Fiat Group), to which it transferred its car rental activities. Enel Real Estate owns 49% of the new company.

     In July 2002, Enel Real Estate acquired from Mitsubishi Electric Europe, for Euro 200,000, its 50% interest in Conphoebus Technology Services, the parties’ former joint venture. Conphoebus Technology Services was then merged into Enel Real Estate.

     Engineering and contracting

     We conduct our engineering, procurement and construction, or EPC, operations through Enelpower S.p.A. We formed Enelpower in 1999 by transferring to it the resources, capabilities and expertise of our thermal power plant and transmission line engineering and contracting division. Enelpower operates – directly or through its subsidiaries – as an engineering and contracting company and supplier of integrated power systems on a turnkey basis. During the last 34 years, our engineering and construction operations designed and built power plants with a total of 52,000 MW of gross generating capacity, and installed or constructed almost all of the electricity transmission and distribution facilities built in Italy. In January 2001, Enel.Hydro contributed all of its EPC activities related to hydroelectric power plants to Enelpower, thereby concentrating all our power generation EPC expertise in a single entity. In addition to serving as the primary EPC contractor for our Generation and Energy Management Division, Enelpower provides EPC services to third parties.

     During 2002, as part of the re-organization of the Enel Group’s activities, Enelpower has redefined its corporate mission. In particular, while Enelpower will complete international projects in which it is already involved; it will no longer pursue opportunities outside of Italy, in order to focus on serving the Italian market.

     In 2002 and the first part of 2003, Enelpower’s major achievements included:

•	In May 2002, Enelpower was awarded an EPC contract for the construction of a 1,140 MW power plant at Torrevaldaliga Sud by Interpower, one of the former Gencos;

•	In May 2002, Enelpower was awarded a contract by Enel Produzione for the repowering of a 375 MW power plant at Termini Imerese;

•	In June 2002, Enelpower was awarded an EPC contract for the repowering of a 380 MW power plant at Cassano d’Adda by AEM Milan;

•	In June 2002, a 760 MW combined cycle power plant located in La Spezia was completed;

•	In July 2002, Enelpower was awarded an EPC contract for the conversion to combined cycle technology of two sections of the Tavazzano and Montanaso 1,140 MW power plant by Endesa Italia (formerly Elettrogen); and

•	In the first quarter of 2003, Enelpower was awarded two contracts for the modernization of two hydroelectric power plants at Zevio and Gallicano by Enel Produzione.

     In 2002, Enelpower earned approximately 60 % of its revenues from projects granted by parties not belonging to the Enel Group. We expect this percentage to reach approximately 72 % in 2003 in part as a consequence of the deconsolidation of all of the former Gencos.

     On June 6, 2003, the Tribunal in Milan, upon request of the public prosecutor, ordered the arrest of the former chief executive officer and a former senior executive of Enelpower for alleged crimes, including embezzlement, fraud, corruption and false statements to shareholders, in connection with certain transactions carried out by Enelpower in the Middle East and Italy. None of the individuals charged to date are currently employed by Enel. Please see “Item 8. Financial Information—Other Financial Information—Legal Proceedings.” Enel and Enelpower intend to seek any damages caused to them by any violations committed by former officers of Enelpower, should such violations be proved as a result of the pending investigation.

     Information technology

     Enel.it S.p.A., which we formed in October 1999, designs new tools and services to support development of our new products and to enhance the efficiency and effectiveness of our information technology systems.

     During 2001 and 2002, Enel.it has implemented an integrated SAP information management system in many of the Group’s companies, which by the end of 2003 is expected to be implemented in all the companies belonging to the Group. In 2002, Enel.it completed the implementation of our new customer service system, which integrated our 25 nationwide call centers, making them reachable through a single call-in number and permitting them to manage more than 40 million calls per year. In addition, Enel Distribuzione in 2002 continued implementing the roll-out of the Telemanagement system for remote metering. This project, which started in the second half of 2001, involves the system-wide replacement of approximately 30 million traditional mechanical electricity meters with digital meters, or Telemeters, incorporating sophisticated technology

     Enel.it has three central data processing centers with five mainframes and with a total data processing capacity of 5.0 billion instructions per second, as well as more than 56,000 workstations, 1,600 local area networks, 5,600 servers and one wide area network.

     Together with WIND and Enel Distribuzione, Enel.it has continued to develop the Power Line Communication project for the transmission of data signals through the electricity distribution system, so as to offer Internet-based and other on-line services, as well as indoor communications technology services, to our customers. We are currently running a pilot program using this technology involving 2,300 customers. Enel.it is also advising other companies of the Group on possible uses and enhancements of their websites, including the implementation of e-commerce portals.

     According to the new core-business oriented strategy of the Group, Enel.it is now focusing its activities providing services to other Group companies.

     Water

     We operate our water business mainly through our wholly owned subsidiary Enel.Hydro S.p.A.. Enel.Hydro participates in several consortia that hold minority interests in entities that have been awarded contracts for the supply of water in certain geographical areas. Each of these projects is still in a start-up phase and not yet operational. Of these projects, the most significant are the following:

•	A consortium, in which we hold a 60% participation, which holds a minority interest in an entity that was awarded a 40-year contract to provide water to an area in Sicily with approximately 1.5 million residents.

•	A consortium, in which we hold a 45% participation, which holds a minority interest in an entity that was awarded a 30-year concession to provide water to an area in Calabria with approximately 2 million residents.

•	A consortium, in which we hold a 45% participation, which holds a minority interest in an entity that was awarded a 30-year contract to provide water to an area in Campania with approximately 1.5 million residents.

•	A consortium, in which we hold a 23% participation, which holds a minority interest in an entity, that was awarded a 30-year contract to provide water to an area in Lazio with approximately 1.1 million residents.

     Research and development

     We maintain our own research and development program to provide technological innovations to our businesses. The objective of our research and development activity is to improve the efficiency and capacity, and innovate and expand the service offerings, of our core energy businesses, as well as to reduce their environmental impact. We develop new products and processes internally and also acquire technology in the market which we then customize for our own purposes.

     During the past three years, we have conducted research and development activities mainly to improve the efficiency of our generation plants and our transmission and distribution networks, to minimize the environmental impact of electricity generation, and to develop innovative technologies so as to deliver new services through our network infrastructure. We conduct our research and development activities mainly through Enel Produzione, Enel.Hydro and Enel Green Power. We also conduct research and development activities through CESI S.p.A., which was one of our consolidated subsidiaries until 2002, and in which we currently hold a 40.92% participation. CESI S.p.A. is dedicated mainly to the testing of electrical and electronic equipment and to research on new electrical systems, plants, components and applications thereof.

     Research and development programs involved about 1,000 of our employees in 2002. Our expenditures on research and development were approximately Euro 100 million for 2002, Euro 100 million for 2001 and Euro 124 million for 2000.

     We historically have conducted and funded research for the national electricity system. CESI has become responsible for system research following the transfer to it of all related resources of Enel S.p.A. A system charge included in electricity tariffs is targeted for the financing of system research activities. We expect to reduce our shareholding in CESI over time.

     Personnel administration

     In January 2001, we formed APE Gruppo Enel S.p.A., a wholly owned company that manages personnel payrolls, pension funds and social security funds and provides related administration services for the Enel Group, as well as offering similar services to third parties. As of December 31, 2002, the company had 896 employees of its own, and provided services to a total of approximately 64,500 employees, of which 3,836 belonged to companies outside the Enel Group.

     Professional training services

     Sfera S.p.A., which we formed in 1999, is responsible for providing professional training services to our employees. In 2001, Sfera launched an integrated remote training system for employees of our Group (Enel Distance Learning System), reaching 28,000 registered users at the end of 2002. In 2002, Sfera developed a total of 64,000 “full-time equivalent” classroom days of instruction.

     Venture capital

     In 2000 and 2001, we directed some funds towards venture capital activities, focusing on minority investments in companies in the telecommunications, information technology and new technologies businesses. However, in line with our new strategy of focusing on our core energy businesses, in 2002 we divested part of these activities, and we intend to divest most of the remaining part of these activities in the near future. As of March 31, 2003, our venture capital activities had an aggregate book value of Euro 19 million.

     Factoring

     In May 2000, we established Enel.factor S.p.A., a captive factoring company 80% owned by us and 20% owned by Meliorbanca, an Italian bank. Enel.factor began operations in October 2000 and engages in the factoring of receivables owned by third parties against companies of our group. In 2002, Enel.factor registered a turnover of Euro 2,197 million, the number of customers at the end of the year amounted to 311.

Capital Investment Program

     Outlook and capital investments

     We have summarized in the table below our capital expenditures on tangible assets by division during each of 2000, 2001 and 2002 . During such period, we have not incurred capital expenditures with respect to activities of our Corporate division. The table includes expenditures made on the Gencos during these years.

	2000	2001	2002

	(millions of euro)
Generation and Energy Management	571	828	1,032
Sales, Infrastructure and Networks	1,358	1,366	1,855
Telecommunications	936	1,185	1,550
Transmission	190	173	178
Others	299	531	494

Total	3,354	4,083	5,109

     We incurred total capital expenditures in our core electricity and gas distribution businesses, including expenditures related to the Gencos, of approximately Euro 2,887 million in 2002, and we expect to incur capital expenditures of approximately Euro 3,000 million in 2003 and approximately Euro 3,600 million in 2004. We expect to reduce the amount of investment on tangible assets in our Telecommunications Division to Euro 660 million in 2003, and Euro 380 million in 2004.

     Generation and Energy Management

          Domestic Operations. In 1997, we began to implement a strategic plan designed to improve operating efficiency in our generation activities with the goal of reducing costs to the levels of the most efficient European and American generators of electricity. In implementing the plan, we have rationalized our allocation of capital expenditures by, among other things, switching to “when needed” maintenance from planned maintenance programs. We have also focused on reducing our fuel costs by improving sourcing, logistics and the mix of fuels we consume.

          In 2002, our capital expenditures (excluding expenditures on the Gencos) were Euro 865 million, an increase of Euro136 million, or 19%, from 2001, primarily reflecting the ongoing implementation of our conversion program of certain thermal generation plants to combined cycle technology, involving total gross installed capacity of approximately 4.7 GW. In particular, we have spent approximately Euro 1,200 million since this program started in 1998 through the end of 2002, and we plan to spend a further Euro 400 million by 2005 in order to complete this program.

          In addition to the combined cycle technology conversions, we have begun an investment program to convert two oil fired thermal plants to burn lower-cost fuels such as coal and orimulsion, and to upgrade the technology at an existing coal plant to improve its efficiency. The total gross installed capacity involved in these projects is approximately 4.7 GW, and we expect to make approximately Euro 2,200 million in capital expenditures by 2007 to complete these projects.

          We also continued implementing a strategic plan begun in 2001 to increase investment in renewable generation resources (wind, hydroelectric, geothermal) to allow us to comply with the regulations requiring us to provide a specified amount of “green” energy each year. We expect this program, on which we spent approximately Euro 67 million in 2002 and on which we plan to invest Euro 855 million in the 2003-2007 period, to permit us to be self-sufficient in meeting the requirements regarding the production of qualified renewable energy by 2005 (given the expected decline in our share of total generation in Italy), at which time we believe we will no longer have to purchase “green certificates” to make up for a shortfall in our own production. In 2002, we generated 0.3 TWh of energy from new qualifying renewable resources, out of the 1.9 TWh we were required to produce, and we expect to produce 0.7 TWh of the 2.0 TWh we are required to produce for 2003. If we achieve the goals set under this investment program, we expect that beginning in 2006 we will be producing more qualifying renewable energy than required, and that we will be able to sell the rest to other power producers in the form of “green certificates.”

          International Operations. In 2002 Enel’s international operations included the Viesgo Group, based in Spain, CHI Energy Inc. in the United States and EGI, which operates in Central and South America.

          The Viesgo Group, which we acquired on January 8, 2002, has two main operating companies, one in generation and one in distribution. In 2002, Viesgo Generaciòn made capital expenditures of approximately Euro 11 million to improve the capacity, efficiency and production at its 13 power plants, which at the end of 2002 had gross installed capacity of 2,365 MW. In 2003, Viesgo Generaciòn will begin to implement a program to convert certain of its conventional thermal generation plants to combined cycle technology, and expects to spend approximately Euro 41.1 million on this program in 2003. The distribution company, Viesgo Distribuciòn, made capital expenditures of Euro 43.9 million in 2002, primarily to upgrade its distribution grid in compliance with regulatory requirements.

          In 2002, CHI Energy spent approximately Euro 7 million on capital expenditures, or approximately 85% less than it spent in 2001. This decrease was primarily due to the fact that CHI Energy increased its capacity in 2002 mainly through the acquisition of projects from third parties, while in 2001 it focused more on developing additional capacity at its existing generation facilities. At EGI, capital expenditures in 2002 were approximately Euro 19 million, an increase from approximately Euro 6 million spent in the latter half of 2001 following our acquisition of EGI in June of that year, and were primarily devoted to increasing installed capacity at its generating facilities. As of December 31, 2002, EGI’s facilities had gross installed capacity of 160 MW, compared to 144 MW at the end of 2001. In 2003, CHI Energy expects to make capital expenditures of Euro 2.6 million, primarily on maintenance of its existing facilities, while EGI expects to spend approximately Euro 28 million.

     Sales, Infrastructure and Networks

     Capital expenditures in tangible assets for Sales, Infrastructure and Network divisions rose to Euro 1,855 million from Euro 1,366. Capital expenditures on our electricity distribution networks rose from Euro 1,339 million in 2001 to Euro 1,680 million in 2002. This increase was primarily attributable to our investment in the Telemanagement integrated remote metering system. In 1999, Enel Distribuzione began a project for the development of a digital meter to replace the 30 million analog meters currently installed. In June 2000, we signed an agreement with Echelon Corporation of the U.S. that will allow us to use Echelon’s LonWorks network control technology in our digital meter project. We also purchased 3,000,000 newly issued shares of Echelon’s common stock (representing approximately 8% of Echelon’s outstanding shares, at the time) for a total of $130.9 million. We have agreed to hold the shares through at least September 2003. The installation of the new meters is expected to be completed in 2005. The project, which we expect will entail total investments of approximately Euro 2,000 million, is intended to create an integrated system able remotely to manage metering, communications and electricity supply contracts, allowing for a significant reduction in operating costs and more effective monitoring of fraud. We intend to explore the possibility of using the Telemanagement system to develop a more advanced metering system that would allow us to tailor prices to patterns of customer electricity consumption. In 2002, we installed approximately 5.7 million new meters, at a cost of approximately Euro 361 million.

     We also continued to invest in our distribution network in 2002 to improve the quality of our service, in line with guidelines provided by the Energy Authority. For a discussion of these guidelines, please see “—Regulatory Matters—Electricity Regulation—The new tariff structure—Quality of service regulation.”

     We plan to invest approximately Euro 8,000 million, financed mainly through our cash flow, between 2003 and 2007 on our distribution business. Future planned investments in the Telemanagement integrated system total approximately Euro 1,600 million. Other network investments will target improving service quality, with the goal of exceeding targets established by the Energy Authority, as well as improving load factor and plant safety.

     We have also made significant investment in developing our gas business. In May 2002, we finalized the acquisition of a 98.58% participation in the capital of Camuzzi Gazometri for Euro 1,043 million. The operation allowed the Enel Group to become the second largest gas distributor in Italy. We plan to invest in developing our gas distribution networks. The investments are mainly for new pipelines built either as a consequence of customers’ requests or as part of our business development policies. We also intend to invest in improving our service levels and plant safety. We also plan significant capital expenditures in information technology in the 2003-2007 period, in particular on a new more customer-friendly billing system. In addition, we plan to implement an internal resource planning software to improve the efficiency of both our distribution activity and our accounting system. We also expect to make investments in order to better support customer relationships and sales activity.

     Transmission.

     Capital expenditures in our transmission segment rose to Euro 178 million in 2002 from Euro 173 million in 2001.

     Telecommunications.

     We have made significant investments in developing our telecommunications business. In March 2001, we acquired 100% of the capital stock of Infostrada, one of Italy’s leading alternative providers of fixed-line telecommunications services and the owner and operator of one of Italy’s leading Internet portals, for Euro 7,250 million. Please see “Business—The Enel Group—Telecommunications—The acquisitions of Infostrada and certain assets of Blu” in Item 4 for further details on the transaction. In 2002, we incurred total capital expenditures in tangible assets in our telecommunications business of Euro 1,550 million, and we expect to incur expenditures of approximately Euro 660 million (Euro 800 million including intangible assets) in 2003 and Euro 380 million (Euro 580 million including intangible assets) in 2004.

     Services and Other Activities.

     With respect to our other non-core businesses, we incurred total capital expenditures of approximately Euro 494 million in 2002 and expect to incur total capital expenditures in all those businesses of approximately Euro 450 million in 2003 and Euro 330 million in 2004.

Regulatory Matters

Overview of Regulation in the Energy Sector

     The Industry Ministry and the Energy Authority share responsibility for overall supervision and regulation of the Italian energy sector, comprising both electricity and gas.

     The Industry Ministry is responsible for establishing the strategic guidelines for the energy sector and for ensuring the safety and economic soundness of the electricity and gas sectors.

     The Energy Authority is responsible for:

•	Setting and adjusting tariffs on the basis of general criteria established by law;

•	Advising the Industry Ministry on the structuring and administration of licensing and authorization regimes for the energy sector;

•	Ensuring the quality of services provided to customers;

•	Overseeing the separation of utility companies into distinct units for accounting and management purposes; and

•	Otherwise protecting the interests of consumers. For this purpose, the Energy Authority has the authority to mediate disputes and preside over arbitration proceedings between utilities and consumers, and to impose fines and other sanctions for violations of regulations.

Electricity Regulation

     Prior to April 1999, the regulatory framework for the Italian electricity industry:

•	gave ultimate authority for the generation, transmission and distribution of electricity to the Italian government, which licensed such activities to us and to municipal electricity utilities;

•	restricted power generation to authorized producers and restricted other electricity producers to using their production only for their own consumption, for sales to affiliated companies, or for sales to us; and

•	provided that each year the Energy Authority determined electricity tariffs based on a “cost-plus” system.

     The regulatory framework for the Italian electricity sector has changed significantly as a result of an EU directive issued in December 1996, commonly referred to as the Electricity Directive, that requires EU member states to liberalize their electricity sectors. In particular, the Electricity Directive sought to liberalize the market for electricity by providing for the separation of generation, transmission and distribution activities and introducing competition in generation activities. In addition, each EU member state must ensure that a specified percentage of its electricity market (as established yearly by the EU Commission) is open to competition.

     On April 1, 1999, the Bersani Decree, which implemented the principles contained in the Electricity Directive, became effective in Italy. It began the transformation of the electricity sector from a highly regulated industry to one in which energy prices charged by generators will eventually be determined by competitive bidding. The Bersani Decree, among other things, required that distribution companies servicing the same municipality consolidate their networks. It also provided for a gradual liberalization of the electricity market so that customers whose annual consumption of electricity exceeded specified amounts would be able to contract freely with power generation companies, wholesalers or distributors to buy electric power.

     The Energy Authority has also replaced the “cost-plus” system for setting electricity tariffs with a new “price-cap” tariff methodology. Under the price-cap methodology, tariffs are reduced by a fixed percentage each year. This system creates incentives for operators to improve efficiency and gradually passes on savings to final customers.

     The EU Commission and Council have agreed to amend the Electricity Directive to further liberalize the electricity market at the EU level. When enacted, the amended Directive would, among other things, enable all non-household consumers to freely choose their supplier by 2004, irrespective of consumption levels, introduce new definitions of public service obligations and security of supply, and facilitate cross-border transactions in electricity.

Regulatory framework

     The Bersani Decree established a general regulatory framework for the Italian electricity industry that has gradually introduced free competition in power generation and sales to consumers meeting certain consumption thresholds while maintaining a regulated monopoly structure for power transmission, distribution and sales to other consumers. In particular, the Bersani Decree and the subsequent implementing regulations:

•	liberalized, as of April 1, 1999, the generation, import and export of electricity;

•	liberalized the sale of electricity to consumers meeting certain consumption thresholds, or “Eligible Customers,” who may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electricity, and provided that other consumers, or “Non-Eligible Customers,” would have to purchase electricity from the distributor serving the area in which they are located and pay tariffs determined by the Energy Authority;

•	provided that after January 1, 2003, no electricity company will be allowed to produce or import more than 50% of the total of imported and domestically produced electricity in Italy in order to increase competition in power generation; as a result of this limit, we were required to sell not less than 15,000 MW of our generating capacity by January 1, 2003;

•	provided for the establishment of the Single Buyer, a central purchaser of electricity from producers on behalf of all Non-Eligible Customers;

•	provided for the creation of the Borsa dell’Energia Elettrica, or pool market for electricity, in which producers, importers, wholesalers, distributors, the Gestore della Rete, other Eligible Customers and the Single Buyer will participate, with prices being determined through a competitive bidding process;

•	provided for the creation of the Gestore del Mercato, or Market Operator, charged with managing the pool market;

•	provided that the transmission and distribution of electricity are reserved to the Italian government and performed by licensed operators, and in this respect:

•	provided that management and operation of the national transmission network is licensed to an independent system operator, the Gestore della Rete, with owners of the transmission network such as ourselves retaining ownership of the network assets; and

•	established a new licensing regime for electricity distribution and provided incentives for the consolidation of electricity distribution networks within each municipality.

     Generation

     The Bersani Decree liberalized the regime for the generation of electric power. In order to increase the level of competition in the market, the Bersani Decree provided that, by January 1, 2003:

•	Neither we nor any other generation company would be permitted to produce or import more than 50% of the total amount of electricity produced or imported in Italy.

•	We would have to sell not less than 15,000 MW of our gross installed generating capacity, so as to reduce our market share. We complied with this requirement through disposal of the three Gencos. Please refer to “—Business—The Enel Group—Disposal of the Gencos” for further information.

     In 2002, the Italian Parliament approved a temporary measure streamlining the authorization procedures relating to the construction of new power generation plants and the renovation and expansion of existing plants, while a permanent procedure is considered by Parliament along with other energy sector reforms. This temporary measure expires on December 31, 2003.

Promotion of renewable resources

     In order to promote the generation of electricity from renewable resources, the Bersani Decree provided that, starting in 2001, all companies introducing more than 100 GWh of electricity generated from conventional sources into the national transmission network in any year must, in the following year, introduce into the national transmission network an amount of electricity produced from newly qualified renewable resources equal to at least 2% of the amount of such excess over 100 GWh, net of co-generation, self-consumption and exports. This electricity from renewable resources may be produced directly, purchased from other producers or purchased from the Gestore della Rete. Renewable resources include geothermal and hydroelectric energy sources. The electricity generated from those resources must be from generating capacity installed after April 1, 1999, the date the Bersani Decree became effective. Electricity generated from qualifying renewable resources will be certified by means of tradable “green certificates” issued by the Gestore della Rete.

     In addition, the Bersani Decree directs the Gestore della Rete to dispatch electricity into the national transmission network in the following order of priority: first, energy produced from qualified renewable resources, then that from co-generation and finally electricity produced from domestic fuel sources that the government seeks to favor. We plan to meet the specified thresholds for producing renewable resource electricity through the establishment of new plants and through the purchase of green certificates or any additional electricity from other plants using renewable resources. In particular, we plan to establish three new geothermal plants and 25 new wind plants, and to increase output from our existing hydroelectric plants, up to a level of 189 GWh. Please refer to “—Business—The Enel Group—Production from geothermal and other renewable resources” for information on our production from renewable resources.

     An EU Directive issued in September 2001 requires member states to comply with specified targets of production from renewable energy resources. In particular, the Directive requires that by 2010, a share equal to 22% of total electricity consumed in the EU must be from renewable energy resources, with member states being obliged to set national targets accordingly. The target for Italy has been set at 25%. Member states must adopt legislation to implement this Directive by October 2003.

Hydroelectric power

     Under the Bersani Decree, all of our licenses for the generation of electricity from large bodies of water, which had originally been granted to us for an indeterminate period of time, will now expire in April 2029. In addition, the Bersani Decree automatically extended to December 31, 2010 the term of all hydroelectric licenses for the generation of electricity from large bodies of water that were granted to other electricity producers and were scheduled to expire before such date. All hydroelectric licenses expiring after December 31, 2010 retain their original expiration date. After the expiration of any licenses we hold, we may bid for new licenses, which will have a duration of 30 years. A law issued in August 2000 states that hydroelectric licenses for the generation of electricity from small bodies of water, which had also previously been granted for an indefinite term, will also expire in 2029. The Bersani Decree also provides that the Provincial Authorities of Trento and Bolzano and the Regional Authority of Valle d’Aosta, which enjoy special autonomous status under Italian law, may reduce the duration of hydroelectric licenses in their jurisdiction to less than thirty years. Pursuant to a governmental decree of 1999, all of our hydroelectric licenses for the provinces of Trento and Bolzano, as well as all licenses held by other electricity producers in the same provinces which expire before December 31, 2010, will now expire on December 31, 2010, and, from that date, will be granted for 30-year periods. Finally, certain of our hydroelectric licenses were transferred to the Gencos pursuant to a law enacted in November 2000.

     In June 2001, we sold to the Regional Authority of Valle d’Aosta all our hydroelectric plants in that region and a 49% interest in our distribution subsidiary in that region.

Imports

     The volume of electricity that can be imported into Italy is limited by the capacity of transmission lines that connect the Italian network with those of other countries, currently a maximum of approximately 6,150 MW per year. A bill currently being considered in the Italian Parliament would provide incentives to the development of new transmission infrastructures.

     In 2002, we controlled approximately 2,600 MW of the total import capacity pursuant to long-term contracts between us and foreign producers and wholesalers. In order to address the allocation of the remaining capacity, the Bersani Decree authorizes the Energy Authority to set terms and conditions on import capacity, taking into account a fair allocation between Eligible and Non-Eligible Customers if import demand exceeds total interconnection capacity. In November 2002, the Energy Authority established the criteria for the allocation of import quotas for the year 2003. This allocation mechanism considers the total interconnection capacity available at the borders with France and Switzerland (the north-west pool) and Austria and Slovenia (the north-east pool) separately. Interconnection capacity is allocated on a pro-rata basis; in addition, in no case may a single importer hold more than 10% of the interconnection capacity available in any given pool. The Energy Authority and the French energy authority have agreed that they will jointly decide how to allocate the interconnection capacity in the north-west pool.

Eligible and Non-Eligible Customers

     One of the most important features of the new regulatory framework established by the Bersani Decree is the distinction between Eligible Customers and Non-Eligible Customers. All customers that do not qualify as Eligible Customers are considered Non-Eligible Customers.

     As of January 1, 2002, Eligible Customers consisted of:

•	Customers whose annual consumption of electricity at a single delivery point in the previous year (including electricity produced by them) was at least 9 GWh;

•	Consortia of business customers whose aggregate annual consumption of electricity meets the thresholds indicated above, but only if each member of such group or consortium:

•	had in the previous year annual consumption of at least 1 GWh, and

•	is located in the same municipality as, or in a contiguous municipality with, other members of the consortium;

•	Entities outside Italy that have the right to choose freely their supplier of electricity with respect to electricity consumed outside of Italy;

•	The local distribution company that serves the provinces of Trento and Bolzano;

•	Local distribution companies only with respect to electricity distributed by them to other Eligible Customers; and

•	Electricity wholesalers only with respect to electricity sold by them to other Eligible Customers.

     Customers whose annual consumption of electricity in the previous year was at least 1 GWh at each delivery point and 40 GWh in the aggregate have also qualified as Eligible Customers since January 1, 2002.

     The Industry Ministry may lower the consumption thresholds required for customers to qualify as Eligible Customers in order to meet the above-mentioned targets or to accelerate the development of competition. To this end, a law enacted in March 2001 lowered eligibility thresholds to include among the Eligible Customers those customers whose annual consumption of electricity in the prior year exceeded 0.1 GWh at a single delivery point. This threshold became effective on April 29, 2003.

     Eligible Customers may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electric power. Wholesalers, including our subsidiary Enel Energia, may buy electricity from any producer (or on the pool market once it is in operation) for resale to Eligible Customers. Once the pool market begins to operate, Eligible Customers will still be able to negotiate contracts directly with producers rather than participating in the pool market if so authorized by the Energy Authority.

     Non-Eligible Customers may purchase electricity only from the distribution company serving the geographic area in which they are located. The tariffs applicable to residential Non-Eligible Customers and tariff limits applicable to other Non-Eligible Customers are established by the Energy Authority and are intended to be the same throughout Italy for each category of customers. In addition to the price of electricity, both Eligible and Non-Eligible Customers also pay transmission fees and system charges as set by the Energy Authority. You should read “Electricity Regulation—The new tariff structure” for a discussion of tariffs and tariff limits.

     Eligible Customers may choose to remain subject to the regime and tariff structure applicable to Non-Eligible Customers for a period of two years from the date they first qualify as Eligible Customers. This period may be extended by an Eligible Customer for two additional years. Until the pool market for electricity becomes operational, Eligible Customers may also make such an election for a period shorter than two years, but once having done so, must become Eligible Customers at the end of that period.

     The EU Commission and Council have agreed to amend the Electricity Directive to further liberalize the electricity market at the EU level. When enacted, the amended Directive would, among other things, enable all non-household consumers to freely choose their supplier by 2004, irrespective of consumption levels, introduce new definitions of public service obligations and security of supply, and facilitate cross-border transactions in electricity.

     The Bersani Decree established targets with regard to the percentage of electricity that may be purchased by Eligible Customers that were 35% and 40% of total Italian electricity consumption for

2000 and for 2002, respectively. Each of these targets has been achieved. In 2002, if Eligible Customers had made all of their purchases on the free market, the percentage of electricity purchases made on the free market by Eligible Customers would have been equal to 56%. However, actual sales in 2001 and 2002 were lower than these targets, primarily as a result of limitations on the volume of electricity available on the free market.

     The list of Eligible Customers is publicly available and included 13,714 Eligible Customers (including qualifying consortia) as of March 31, 2003.

     On January 1, 2001, all energy produced from renewable sources under the CIP 6 regime was transferred to the Gestore della Rete. The Gestore della Rete in turn is making this energy available for sale to Eligible Customers in the free market by means of an auction system. We formerly had been required to purchase substantially all of the electricity produced under the CIP 6 regime at fixed prices. Please refer to “—Purchased power” for a more detailed discussion of these contracts.

The Single Buyer

     The Single Buyer is a joint stock company formed in November 1999 and wholly owned by the Gestore della Rete. It is responsible for ensuring the efficient, adequate and non-discriminatory supply of electricity to Non-Eligible Customers. The Single Buyer is expected to become operational together with the pool market, following the enactment of a decree by the Industry Ministry. Electricity distribution companies, including us, may take stakes of up to 10% in the Single Buyer, although the Gestore della Rete must remain the majority shareholder.

     The Single Buyer will be responsible for purchasing electricity on the pool market or, if so authorized by the Energy Authority, directly from producers on the basis of periodic estimates of future electricity demand and Industry Ministry guidelines. The Single Buyer will also be responsible for selling such electricity to distribution companies for supply to Non-Eligible Customers and may buy back and resell any excess energy directly on the pool market. In order to satisfy demand from Non-Eligible Customers at peak periods, the Single Buyer will be able to contract with producers for reserve capacity.

     Until the Single Buyer begins operations, electricity distributors will continue to purchase electricity from generating companies for supply to Non-Eligible Customers. Under the Bersani Decree, the pool market was scheduled to begin operating on January 1, 2001. However, as a result of delays in the implementation of the new system, the pool market is currently expected to begin limited operations during the second half of 2003 and then in full by January 1, 2004. During the period in which the pool market has only limited operations, electricity sold will be only for supply to Non-Eligible Customers.

     If the Single Buyer begins operations before the pool market is established, it will negotiate contracts with various producers and thereby seek to satisfy the estimated demand from Non-Eligible Customers for the transition period at a minimum aggregate price.

     The total payments by the Single Buyer to electricity producers (plus its own operating costs) will need to match the total revenues it earns from Non-Eligible Customers under the regulated tariff structure. As a consequence, the tariffs may need to be readjusted from time to time to reflect the prices actually paid by the Single Buyer, as well as other factors.

     The Italian Parliament is currently considering a bill that would provide for the merger of the Single Buyer into the Gestore della Rete. If it is enacted, this new law will entrust the task of ensuring efficient, adequate and non-discriminatory supply of electricity to Non-Eligible Customers to the local distribution companies, on the basis of certain directives set forth by the Energy Authority.

Pool Market Regulations

     The Bersani Decree provides for the creation of the Borsa dell’Energia Elettrica, or pool market for spot trading electricity, to be administered by an independent entity that will serve as the Market Operator. The Market Operator, a joint-stock company wholly owned by Gestore della Rete, was set up in June 2000 in accordance with the requirements of the Bersani Decree. The Market Operator is responsible for organizing and managing the Italian electricity market, according to transparency and objectivity principles, so as to promote competition between producers and to ensure an adequate availability of power reserve.

     In May 2001, the Industry Ministry, acting in consultation with the Energy Authority, approved the regulations for the pool market proposed by the Market Operator. These regulations provide only a general framework for the organization of the market, and are to be supplemented by rules adopted by the Market Operator with the approval of the Industry Ministry, acting in consultation with the Energy Authority. In January 2002, the Market Operator submitted a set of rules to the Industry Ministry, the approval of which is still pending.

     Under the regulations, transactions between producers and Eligible Customers will take place in different markets in order to ensure a steady supply of electricity. In particular, sellers and buyers will submit bids and offers for electricity to be supplied on the day following the transaction in the “day-ahead market” under the supervision of the Market Operator. The Market Operator will be responsible for matching electricity demand and supply and consequently, for the definition of power injection (supply) and withdrawal (demand) schedules. Variations in the schedules agreed upon in the “day-ahead” market will be negotiated through an “adjustment market.” Network congestion resulting from transactions negotiated on the day ahead market and the adjustment market will be managed through the “congestion management market” where sellers and buyers can submit bids and offers to increase or decrease the volume of energy to be supplied or withdrawn. Reserve capacity will be guaranteed by a special market where the Gestore della Rete will buy electricity when needed from certain power plants previously identified by Gestore della Rete as power plants that will ensure the availability of reserve power. Finally, balancing of supply and demand due to deviations from actual power injection and withdrawal schedules defined in the markets will be carried out through a “balancing market.”

     The rules proposed by the Market Operator would establish a registry of the operators admitted to the pool market and the requirements for admission, as well as granting the Market Operator power to decide on new admissions. The rules would also establish procedures for submitting and clearing bids and offers and settling transactions, including payment methods and guarantees.

     The pool market is currently expected to begin limited operations during the second half of 2003 and then in full by January 1, 2004. During the period in which the pool market has only limited operations, electricity sold will be only for supply to Non-Eligible Customers.

Transmission

     As noted, we use the term “transmission” to refer to the transportation of electricity on high and very high voltage interconnected networks from the plants where it is generated or, in the case of imported energy, from the points of acquisition to distribution systems. As part of the implementation of the Bersani Decree, the Industry Ministry has determined that the national electricity transmission network includes all of our very high voltage lines (380/220 kV) and approximately 50% of our high voltage lines (150/132 kV).

     The Bersani Decree provided that the transmission of electricity is reserved to the Italian government, but delegated the management and operation of the national electricity transmission network to the Gestore della Rete, under a license issued by the Industry Ministry. The Bersani

Decree required the owners of assets included in the national electricity transmission network to transfer to the Gestore della Rete the right to manage and operate those assets. The Gestore della Rete may, subject to the authorization of the Industry Ministry, authorize third parties to operate limited portions of the network pursuant to service agreements.

     In August 1999, we transferred our electricity dispatching and national transmission network management operations to the Gestore della Rete, which at that time was a subsidiary of ours. In April 2000, pursuant to the Bersani Decree, we transferred ownership of the Gestore della Rete to the Treasury at no cost. The Gestore della Rete operates pursuant to strategic and operational guidelines established by the Industry Ministry in January 2000. The Gestore della Rete has responsibility for the planning, operation and control of the national electricity transmission network, with a mandate to ensure the efficiency, adequacy and safety of Italy’s electricity supply and equal access to the network for all producers and consumers of electricity. As noted above, the Gestore della Rete must give priority for transmission to electricity generated from renewable resources and co-generation in accordance with guidelines issued by the Energy Authority. For a discussion of our arrangements with those producers, you should read “The Enel Group — Generation and Energy Management — Purchased power.”

     The Gestore della Rete enters into service agreements with the owners of transmission assets based on a model agreement approved by the Industry Ministry. These agreements regulate the payment of fees and the performance of the obligations concerning the maintenance and upgrading of the national electricity transmission network, and include fees for services supplied by the owners of the network prior to the date of the agreement.

     In addition, the Bersani Decree liberalized third-party access to power transmission and distribution networks as of April 1, 1999. The Gestore della Rete and distributors must grant free access to such networks to generators and importers of electricity for the purpose of supplying energy to Eligible Customers, subject to payment of the tariffs established by the Energy Authority. Since January 1, 2002, Eligible Customers are able to obtain access to the network by contracting with distributors under tariff option schemes that make the cost of transport equal for all customers. For a discussion of these tariff options, you should read “ — The new tariff structure.”

     The Italian Parliament is currently considering a new bill that would provide for the transfer of the property of the network assets to the Gestore della Rete and the privatization of the Gestore della Rete.

Distribution of Electricity

     As noted, we use the term “distribution” to refer to transportation of electricity from the transmission network to end users of electricity.

     The principal effects of the Bersani Decree on distribution were:

•	The formal adoption of a licensing regime applicable to the distribution of electricity; and

•	The promotion of the consolidation of electricity distribution activities.

Requirements

     The Bersani Decree required distribution companies to provide service to all customers who request it, subject to payment of applicable tariffs and to compliance with technical and safety requirements. In addition, the Bersani Decree required distribution companies serving more than 300,000 customers to distribute electricity to Non-Eligible Customers through separate companies that have such activity as their exclusive purpose. We began operating a separate subsidiary, Enel Distribuzione, for this purpose in October 1999.

Consolidation of the distribution industry

     The Bersani Decree sought to promote the consolidation of the Italian electricity distribution industry by providing for the issuance of only one distribution license within each municipality and establishing procedures to consolidate distribution activities under a single operator in municipalities where both we and a local distribution company were engaged in electricity distribution. The decree asked operators with distribution networks in the same municipality to submit joint consolidation proposals to the Industry Ministry by March 31, 2000; these proposals were considered to be approved unless the Industry Ministry objected within 60 days.

     If a joint proposal for the consolidation of networks in the same municipality was not submitted, or was not approved by the Industry Ministry, any local distribution companies owned or partly owned by a municipality that served at least 20% of the electricity customers of that municipality could request, by March 31, 2001, that we sell to it our distribution assets in that municipality at a price to be determined by agreement between us and the relevant local distribution company. To date, we have sold our local distribution network in 35 municipalities and we expect to sell another 41 distribution networks.

     In addition, substantially all of the other qualifying distribution companies in municipalities with co-existing networks have made requests to purchase our networks in these cities, including the municipally owned utilities in Milan and Verona. For more details on these agreements and the consolidation process, please refer to “ — Business — The Enel Group — Sales, Infrastructure and Networks — Electricity Companies — Consolidation of electricity distribution networks”.

     The Bersani Decree provided that if we had not agreed on a sale price with any of the parties who had made a timely request to purchase a distribution network by September 30, 2000, the price would be determined by an arbitration panel using accepted valuation methodologies that take into account market prices. The panels consist of one person nominated by each of the parties and a third person nominated by the President of the court having jurisdiction over the geographic area in which the local distribution company is located. To date, eight qualifying companies have issued formal requests for price arbitration that are still pending, and another 67 requests for price arbitration have been dismissed.

     On average, the distribution networks that we have been required to sell were more profitable than our other distribution networks, mainly because distribution in metropolitan areas has lower costs. The Energy Authority has indicated that an equalization system will be put in place that may compensate us for some or all of the higher costs associated with serving non-urban areas. However, to date, the equalization system has not yet been established. You should read “Risk Factors — The Bersani Decree requires us to sell a portion of our distribution networks and our operating profits may decrease as a consequence” for a discussion of the risks we face from this consolidation process.

     Under the Bersani Decree, local distribution companies owned or partly owned by a municipality that serve at least 100,000 customers may also request an authorization from the Industry Ministry to submit a joint proposal with us for the consolidation of their electricity distribution networks with our networks in adjoining municipalities. Certain distribution companies, particularly those in Rome, Milan, Trieste, Modena and Brescia, have expressed their interest in purchasing our electricity distribution networks in adjoining municipalities. We believe that, under the Bersani Decree, any such sale may occur only upon the agreement of each of the concerned parties, including ourselves.

The new tariff structure

     A new tariff regime set by the Energy Authority that came into effect on January 1, 2000, regulates the price paid by Non-Eligible Customers for electricity, while Eligible Customers pay for electricity at market prices. Both Eligible and Non-Eligible Customers pay transmission, distribution and system charges as set by the Energy Authority. Prior to January 1, 2002, the Energy Authority set different prices to cover transmission and distribution costs for Eligible and Non-Eligible Customers. Effective as of January 1, 2002, the Energy Authority established one set of transport charges for both Eligible and Non-Eligible Customers that are meant to cover transmission and distribution costs.

Tariffs for Non-Eligible Customers

     Under the new structure, the Energy Authority sets tariffs only for residential customers. Tariffs for all other classes of Non-Eligible Customers are set by distributors within certain limits established by the Energy Authority. The Energy Authority still retains a right of approval.

     The limits set by the Energy Authority on tariffs for non-residential customers are of two types. One limit sets an aggregate maximum amount of tariff revenues that each distributor will be allowed to receive from all customers belonging to the same category in a single year. A second limit sets the maximum amount of tariff revenues that any distributor will be allowed to receive from a single customer of a given category. If the aggregate limit is exceeded, the distributor must compensate customers for the amount of the excess. If the limit is exceeded by less than a set threshold, the distributor can elect to apply a proportional reduction of tariffs in the following year, including an additional payment to customers not fully compensated by this reduction; if the limit is exceeded by more than that threshold, each customer must be reimbursed in the following year for an amount equal to its proportionate share of the excess revenues plus an additional payment, if warranted to ensure that each customer gets its full refund. The threshold, which was 5% for excess revenues in the years 2000 and 2001, was raised to 10% by the Energy Authority decision adopted in October 2001 and effective as of January 1, 2002. We have not exceeded the threshold in any of these years.

     Compliance with the individual limit is ensured at the time tariffs are set by the distributors and approved by the Energy Authority. Within these limits, each distributor is free to offer tariff options to its customers in accordance with a trade policy code aimed at ensuring transparency.

     In setting tariffs for residential customers and establishing limits on tariffs for other classes of Non-Eligible Customers, the Energy Authority has sought to allow the recovery by electricity suppliers of their costs of supplying electricity, including:

•	Operating costs of generation, transmission and distribution activities, including procurement costs, and amortization and depreciation. In order to be recovered, these costs must be both actually incurred by the electricity companies and recognized by the Energy Authority;

•	An appropriate return on invested capital, including both equity and debt financing; and

•	The costs associated with system charges.

     Generation costs

     The first component of the tariffs reflects the generation costs incurred by electricity producers. Until the Single Buyer begins to operate, the Energy Authority determines these costs based on fixed-cost and variable-cost components of production costs. The fixed-cost component, which is intended to reflect non-fuel operating costs, is based on an estimate of the average recognized fixed cost associated with generation plants in Italy. The Energy Authority established this value for 2000 and will monitor its relationship to the pool price once the pool market begins to operate. In January 2001, due to the delay in the introduction of the pool market, the Energy Authority reduced the fixed cost component by 20%. In 2002 and 2003, the generation fixed-cost component has not been changed substantially. In order to ensure a gradual transition to the new tariff system, the fixed-cost component included in each of 2000 and 2001 an additional cost component of Euro 0.0031/kWh paid as a system charge. This additional cost component ceased to apply as of January 1, 2002. The variable-cost component of the tariffs, which used to be referred to as “Component B,” is principally intended to reflect fuel costs associated with thermal power generation and is included in the generation cost component of electricity tariffs. An Energy Authority decision issued in November 2002 and in effect since January 1, 2003, aimed at limiting the impact of oil price volatility, provides that the fuel cost component is to reflect only changes in the average price of fuel in a three-month period in excess of 3% of the average price of fuel in the previous six months The variable cost component of the tariffs aimed at covering fuel costs decreased on average by 16.4% in 2002 when compared to the level of such component calculated on average for the year 2001, mainly due to a decline in fuel prices.

     You should read “ — Charges payable to the Equalization Fund” for a discussion of this tariff component.

     After the Single Buyer begins to operate, the price paid to electricity producers will be determined by contracts between the Single Buyer and producers and, once the pool market becomes operational, by the competitive bidding system on the pool market. Consequently, the generation-cost component of the tariff for Non-Eligible Customers will reflect the price of electricity as determined on the competitive generation market. However, the Energy Authority will monitor this price and will set a price that the Single Buyer and the pool market will use as a reference price. If the price paid by the Single Buyer or the price on the pool market differs significantly from the Energy Authority’s reference price, the Energy Authority may impose its reference price as the price to be used in calculating the generation cost to be reflected in the tariffs.

     Both the price set for producers before the Single Buyer begins to operate and the reference price set by the Energy Authority after the Single Buyer begins to operate will apply to electricity produced by all types of generating plants. This has resulted in an increase in the relative profitability to us of:

•	Hydroelectric or geothermal generation, since these tariffs include a component calculated with reference to fuel costs, which hydroelectric or geothermal plants do not incur; and

•	The resale of electricity imported under long-term contracts already effective as of the date of the entry into force of the Electricity Directive or February 19, 1997, which may be cheaper than electricity generated in Italy.

     The Energy Authority decided to reduce this potential windfall profit for hydroelectric or geothermal producers by establishing a new surcharge to be paid by these producers to the Gestore della Rete with respect to the electricity sold by them. However, pursuant to the rules on stranded costs enacted in 2002, the surcharge on hydroelectric and geothermal generation has been abolished as of January 1, 2002. You should read “ — Stranded costs” for a more detailed discussion of this surcharge.

     Transmission costs

     Both Eligible and Non-Eligible Customers other than residential customers pay transmission fees to distributors on the basis of tariff options proposed by each distributor and approved by the Energy Authority. Transmission fees for residential customers are set directly by the Energy Authority as part of the tariff paid by such customers to distributors.

     Pursuant to a decision by the Energy Authority, effective January 1, 2002, transmission fees collected by distributors from Eligible and Non-Eligible Customers under any given tariff option reflect:

•	the fee paid by distributors to the Gestore della Rete for the transportation of electricity on high and very high voltage interconnected networks from the plants where it is generated (or, in the case of imported energy, from the points of acquisition) to distribution systems; plus

•	distribution costs, defined as the costs incurred by distributors for transportation of electricity through the local distribution network and for the sales-related services they provide to final consumers; plus

•	a specified return on invested capital.

     Distribution costs are calculated on the basis of average costs incurred by all Italian distributors and, with respect to cost of capital, on the basis of certified accounts or equivalent accounting documents and are aimed at covering those costs as well as a specified return on invested capital. All consumers in the same category pay the same price for the delivery of electricity regardless of where in Italy they are located. (You should read “ — Tariff categories” for a description of these categories). Therefore, distributors that serve areas where costs are significantly different from the national average, due to such factors as population density and geography, may either disproportionately benefit from or not be adequately compensated by the level of transmission fees set by the Energy Authority. The Energy Authority has indicated that it will put in place an equalization system to reduce this inequitable distribution by providing appropriate compensation to disadvantaged distributors. However, to date, this equalization system has not yet been established.

     Prior to January 1, 2002, the Energy Authority set different prices to cover transmission and distribution costs for Eligible and Non-Eligible Customers. As a result of its decision of October 2001, and effective as of January 1, 2002, the Energy Authority established so-called transport charges which are equal for both Eligible and Non-Eligible Customers and are meant to cover transmission and distribution costs. These charges continue to include transmission and distribution prices to cover the costs of transmission and distribution as before.

     Adjustment of transmission cost components

     In order to reduce electricity prices over time based on efficiency targets set by the Energy Authority, the components of electricity tariffs relating to the costs of transmission and distribution have been adjusted in each of 2001, 2002 and 2003 through a price cap mechanism. During this 2001-2003 period, tariffs have reflected an annual decrease in real terms of 4% in each of the transmission and distribution components of the tariff. Any improvement in productivity by a distributor in excess of the target level set by the Energy Authority will increase the distributor’s profits during the 2001-2003 period. At the end of the period, the Energy Authority will determine a new base tariff level and the annual percentage decrease in the transmission and distribution components of electricity tariffs for the following four-year period, based on the actual increases in productivity achieved by electricity companies during the 2001-2003 period. The Energy Authority’s determination will be made on the basis of, among other things, a mechanism that will allocate any benefits resulting from improvements in productivity above the target set for the previous period between electricity companies and consumers. The Energy Authority has indicated that not less than 50% of these benefits will be passed on to consumers.

     Implementation of tariff options

     In September 2000, we proposed a new set of tariffs for the year 2001 which was approved by the Energy Authority, in line with its parameters and the price cap mechanism. The new tariff structure allows customers to choose among more flexible options, with prices decreasing for high levels of consumption. In particular, for residential customers, we offered specific new tariffs designed for customers with levels of demand equal to 4.5 kW as well as 6.6 kW and over. For customers other than residential users, we offer several tariff options in addition to those established by the Energy Authority, taking into account variations in seasonal and time-of-day demand.

     The Energy Authority has also approved the tariffs we proposed for 2002 and 2003, which share the same basic structure.

     System charges

     The new tariff structure also addresses the need to cover various costs resulting from public policy-related requirements imposed on the Italian electricity industry by providing for the following charges:

•	Charges concerning the electricity system, which are imposed on both Eligible Customers and Non-Eligible Customers. These charges, established by the Industry Ministry, consist of:

•	A nuclear surcharge, covering part of the costs incurred by So.g.i.n., the company to which we transferred our discontinued nuclear operations, in connection with the dismantling of nuclear plants and decommissioning of nuclear fuels; this surcharge is designed to cover substantially all of such costs when added to the funds that we transferred to So.g.i.n.;

•	A surcharge that benefits producers from renewable resources.

•	Special surcharges covering the cost of supplying electricity at mandated discounts to certain customers (primarily the Italian state-owned railway company and Acciai Speciali Terni S.p.A., both of which transferred electricity assets to us as part of the nationalization of the Italian electricity industry in 1962);

•	Research and development surcharges, covering related costs; and

•	Certain stranded costs that have not yet been recovered. You should read “ — Stranded costs” for a discussion of these costs and the new rules applicable to them.

•	Other general interest charges established by the Energy Authority to adjust or refine the operation of the tariff mechanism (and imposed only on Non-Eligible Customers), which include adjustments to the equalization mechanism, if and when implemented, covering possible differences between costs recognized as recoverable by distributors under the current tariff structure and actual tariff revenues.

•	Charges recovered through upward adjustments to the price caps, as established by the Energy Authority (and imposed only on Non-Eligible Customers), which cover:

•	Incentives for the enhancement of the quality of service;

•	Costs deriving from unforeseeable events, changes in the regulatory framework or new obligations for universal service;

•	Costs deriving from demand-side management initiatives intended to promote a more efficient use of resources by electricity customers, including information campaigns; and

•	Additional recognized costs incurred in connection with the offer of value-added services in addition to basic options.

Stranded costs

     Stranded costs are current costs deriving from contractual commitments or investment decisions that electricity companies:

•	undertook for reasons of public policy;

•	undertook at a time when the electricity markets were not yet open to competition; and

•	could have been recovered in a monopoly regime but cannot be recovered under a regime of competitive electricity pricing.

     To facilitate the transition to open electricity markets, the European Commission has stated that electricity companies should be refunded their stranded costs provided that:

•	they minimize the impact of those costs (and, hence, the amount of the refund) on their future operations; and

•	they submit an industrial plan demonstrating the long-term profitability of the activity related to the stranded costs.

     Our stranded costs mainly consist of costs resulting from requirements that were imposed in the past on the design and operation of our generation plants. In particular, because of governmental policies, we built most of our plants to ensure a high degree of flexibility in the types of fuel that they can use.

     The Industry Ministry and the Treasury Ministry determine which costs are to be considered as recoverable stranded costs and have established a system to recover them. Commitments for investments we undertook prior to February 19, 1997, relating to generating plants currently in service are regarded as stranded costs, except for investments in plants that benefit from the CIP 6 regime and hydroelectric and geothermal plants. You should read “ — Business — The Enel Group — Generation and Energy Management—Purchased power” for a description of the CIP 6 regime. Under a recovery program adopted by the Industry Ministry in January 2000 and amended in April 2001, we were to be allowed to recover a significant portion of our stranded costs during the period from 2000 through 2006. However, a law enacted in April 2003 has narrowed the type of stranded costs that we will be able to recover after January 1, 2004 to those incurred in connection with our imports of liquefied natural gas from Nigeria. This law also provides that our recoverable stranded costs for the 2000-2003 period, if any, will be determined under parameters to be set by the Industry Ministry and the Treasury Ministry, after consultation with the Energy Authority.

     In addition, a surcharge on production of hydroelectric and geothermal power put in place by the January 2000 program has been abolished effective as of January 1, 2002.

Charges payable to the Equalization Fund.

     Revenues from certain tariff components are remitted to and managed by the Cassa Conguaglio per il Settore Elettrico, or the Equalization Fund, a public entity charged with redistributing such revenues to the electricity companies entitled to receive them. These revenues include those deriving from specific system charges.

Tariff categories

     The Energy Authority currently defines six tariff categories of electricity consumer, which have been in place since January 1, 2002. These six categories are:

•	low-voltage domestic consumers (residential customers);

•	low-voltage public lighting;

•	other low-voltage end users;

•	medium-voltage public lighting;

•	other medium-voltage end users; and

•	high-voltage end users.

     The Energy Authority established a new tariff system for residential customers that was expected to enter into force in January 2003, but which for administrative reasons has not yet been implemented. This system will require that all residential customers pay the same tariff, regardless of their location. Tariffs for customers in the other five categories will be set by distributors and may vary within limits set by the Energy Authority. These limits may differ for each category, but will not reflect differences in customers’ location.

     The changes in the tariff structure will primarily benefit low voltage non-residential customers, such as those in the commercial and other services sectors. We expect that the new tariffs will provide an incentive for these customers to increase their level of electricity consumption.

     The Energy Authority set these new tariffs to reflect the cost of delivery, reducing or eliminating cross-subsidies between electricity users. The new tariff structure will abolish subsidies currently applied to residential customers who only use a small amount of electricity.

Quality of service regulation

     Beginning in July 1, 2000, the Energy Authority has issued guidelines setting targets for electricity service continuity and quality. Continuity of service is measured by the frequency and total duration in minutes of service interruptions and is assessed with reference to annual targets set by the Energy Authority. Quality of service is measured in terms of waiting time for the performance of the most frequent commercial activities (such as connection cost estimates, connections, disconnections and reconnections).

     The Energy Authority has instituted a system in connection with quality targets for continuity of service, or lack of service interruptions, whereby it grants bonuses to companies that exceed these targets and imposes penalties on companies that fail to meet them.

     Distributors that outperform the targets are paid their bonuses through adjustments to the price cap mechanism. Because we exceeded our continuity of service targets in 2000 and 2001, the Authority granted Enel Distribuzione a Euro 36 million bonus, which was paid in 2002, including Euro 4 million with respect to 2000 and Euro 32 million with respect to 2001. We believe that the level of revenues expected under the current tariff structure will allow us and other distributors to cover the costs we need to incur to meet the continuity and quality of service targets set by the Energy Authority. See “ — Business — The Enel Group — Sales, Infrastructure and Networks — Electricity Companies — Quality of service targets”.

Impact of new tariff structure

     Average tariff levels declined by 10.4% in 2001 as compared to 2000 and declined further by approximately 7% in 2002 as compared to 2001. We expect the average tariff level to increase in 2003 as a result of the impact on the tariff of higher fuel costs and increased transport charges. The actual impact of tariff levels on our revenues depends on a number of factors, including the volume of electricity we sell in the regulated market and the mix of types of electricity we sell and customers we serve.

Prices of electricity

     The table below shows the average price (expressed in euro cent/kWh) and assuming constant consumption) paid by customers to whom we directly supplied electricity during the period from January 1998 to January 2003, and summarizes the impact of the new tariff structure that came into effect in January 2000 and the new tariffs effective January 2003.

	Average Paid by Direct Customers						New tariff impact

							%	%	%	%	%
			Jan-		Jan-	Jan-	change	change	change	change	change
	Jan-98	Jan-99	2000	Jan-2001	2002	2003	98-00	00-01	01-02	02-03	98-03

Base tariff	6.14	6.15	5.50	4.80	4.88	4.96	-10.4	-12.7	-0.6	2.3	-20.5
Fuel	2.96	2.16	3.16	5.36	4.53	4.53	6.6	69.9	-28.2	17.7	53.1
System charges	0.82	0.99	1.07	0.60	1.42	1.42	31.0	-43.9	111.7	11.8	74.0
Taxes	1.63	1.60	1.62	1.50	1.52	1.52	-0.3	-7.5	-1.3	2.7	-6.6
Total	11.55	10.89	11.35	12.26	12.35	12.43	-1.8	8.1	-7.3	8.6	6.9
Total % change in real terms							-5.1	4.8	-9.0	5.4	-4.5

     From January 1998 to January 2003, our average price to final customers (calculated at January of each year) increased by 6.9% in nominal terms, which corresponds to a decrease of 4.5% in real terms. From January 2002 to January 2003, our average price to final customers (calculated at January of each year) increased by 8.6% in nominal terms, which corresponds to an increase of 5.4% in real terms. The increase in nominal terms was above all due to a 17.7% increase in fuel costs and an 11.8% increase in system charges.

Taxes

     Since January 1, 2001, consumers of electricity services are subject to three indirect taxes, the first two of which are not applicable to residential customers who qualify for the social protection pricing scheme:

•	A state tax for residential uses of Euro 0.0047/kWh) and for other uses (of Euro 0.0031/kWh excluding users with consumption over 1.2 GWh per month);

•	Additional local taxes that vary from Euro 0.0093/kWh up to a maximum of Euro 0.0204/kWh; and

•	Value-added tax of 20% for all users with the exception of residential and industrial customers (who are taxed at a rate of 10%).

     A previous additional state tax that varied from Euro 0.0023/kWh to Euro 0.0054/kWh was abolished in January 2001.

Gas Regulation

     Italian regulations enacted in May 2000 pursuant to EU Directive 98/30 (which mandated the general liberalization of natural gas markets in the member states) seek to introduce competition into the Italian natural gas market through the liberalization of the import, export, transport, dispatching, distribution and sale of gas.

Gas Eligible and Non-Eligible Customers

     Current regulations, among other things, permit customers meeting certain requirements, or Gas Eligible Customers, to have direct access to the natural gas system and to freely choose their supplier of natural gas.

     Until December 31, 2002, Gas Eligible Customers were: (i) customers consuming more than 200,000 cubic meters per year; (ii) wholesalers and distributors of natural gas; (iii) electricity producers including producers of electricity and thermal energy; and (iv) consortia of customers consuming in aggregate more than 200,000 cubic meters per year provided that each member of the consortium consumes at least 50,000 cubic meters per year. Producers of gas are considered Gas Eligible Customers with respect to the quantities they produce. During the same period, customers who did not qualify as Gas Eligible Customers, or Gas Non-Eligible Customers, were obliged to purchase gas from distributors operating in their local area. From January 1, 2003, all customers have become Gas Eligible Customers and therefore most limitations on contractual freedom ceased. However, customers who were Gas Non-Eligible Customers as of December 31, 2002, are still subject to certain restrictions on their freedom to choose the supplier of gas. You should read “ — Sale and distribution tariffs for Gas Non-Eligible Customers” for a discussion of such restrictions.

Transport and Storage

     Companies engaged in the transport and dispatching of gas must allow access to third parties who request connection to their networks, provided that they have enough capacity and that giving such access is economically and technically feasible. Transport fees are established by the Energy Authority.

     Operators of natural gas storage facilities must obtain a concession from the Industry Ministry and are required to provide storage services to third parties, upon request, provided that they have enough capacity and that giving such storage services is economically and technically feasible. In addition, importers are required to maintain storage reserves equal to 10% of the gas they import.

Distribution and sale of gas

     The term distribution refers to the transport of gas through local networks for delivery to customer premises. After January 1, 2002, gas distribution activities may be carried out only by companies that are not otherwise engaged in the natural gas industry. The sale of gas to end users may be made only by companies that are not otherwise engaged in the natural gas industry except as importers, producers or wholesalers.

Restrictions on sale and imports of gas

     Sale of gas to end users is made under an authorization granted by the Industry Ministry, which Enel Trade has obtained. For each year from January 1, 2003, to December 31, 2010, no single operator is allowed to hold a market share higher than 50% of domestic sales to final customers. In addition, no single operator is allowed to introduce imported or national gas in the domestic transmission network for quantities exceeding a specified percentage of the total, set at 75% in 2003 and decreasing by two percentage points each year thereafter, to 61% in 2010. The applicable percentage will be calculated net of quantities of gas consumed by the relevant operator or sold by it to its controlled or affiliated companies.

Rules governing distribution of gas

     Under Italian regulations, distributors operate under concessions awarded by local authorities pursuant to tender procedures for periods not longer than 12 years. Through service agreements, local authorities may regulate the terms and conditions for the provision of the service and the quality objectives to be achieved. The tender are awarded based on financial terms, quality and safety standards, investment plans and technological and management skills offered. Distributors are required to connect to the distribution network any customer who so requests. Existing concessions including ours will expire at the earliest of their original expiry date and December 31, 2005, though under certain conditions a concession expiring before December 31, 2005, may be extended up to another five years.

Sale and distribution tariffs for Gas Non-Eligible Customers

     In December 2000, pursuant to Italian regulations, the Energy Authority identified tariff criteria that we and other gas distributors and suppliers must apply in setting tariffs for the distribution and the supply of gas to Gas Non-Eligible Customers. The tariff criteria for both distribution and supply include a fixed and a variable component reflecting the balance between fixed and variable costs incurred by distributors and suppliers, respectively, and operate to impose a cap on the rates gas distributors and suppliers may charge. The portion of the variable component relating to the cost of natural gas is revised for both distributors and suppliers on a bi-monthly basis.

     For distributors, the tariff criteria generally take into account average capital costs, as determined by the Energy Authority based on a sample of selected operators. However, since June 2002, the Energy Authority has permitted distributors to set their rates based on actually incurred capital costs if such costs can be adequately proven.

     For suppliers, prices charged to Gas Non-Eligible Customers were supposed to be freely set from January 1, 2003. However, in November 2002 the Energy Authority imposed a transitory regime under which suppliers are obliged to continue to supply former Gas Non-Eligible Customers using the same tariff criteria they applied as of December 31, 2002.

Telecommunications Regulation

     The Communications Authority and the Minister of Communications regulate all aspects of the fixed-line telephony and mobile telephony services and Internet markets. Their regulatory powers include licensing, interconnection, frequency allocation, numbering, universal service obligation, tariff regulation and rebalancing and arbitration of disputes between carriers. Current Italian regulations require telecommunications operators to obtain a license which is granted by the Minister of Communications, to provide fixed-line voice or mobile telephony, or an authorization to provide data transmission, Internet services and all other services; an authorization is considered to have been obtained by the operator upon such operator’s notice to the Minister of Communications of its intention to start offering telecommunications services subject to authorization and unless the Minister of Communications objects such intention.

     Once Italy implements European directives that create a new regulatory framework for telecommunications, expected in July 2003, fixed-line voice telephony services and mobile telephony services will no longer be subject to a license requirement, although existing license holders, including mobile telephony operators, will continue to operate under existing licenses until they expire. Under the new framework, all operators will simply need an authorization from the Communications Authority.

     In its Annual Reports since 1998, the Communications Authority has set forth the following main objectives:

•	To promote convergence among mobile telephony, fixed-line telephony, television and Internet services as well as the development of third-generation wireless and mobile systems;

•	To introduce further competition into the Italian telecommunications market;

•	To promote liberalization in the broadcasting and media industry;

•	Easing barriers to entry;

•	Fostering the growth of new markets; and

•	Protecting consumers.

Interconnection

     Telecom Italia, the former monopoly telephone services provider, owns and operates the largest fixed-line voice telephony network in Italy. As a result, other operators’ ability to interconnect with Telecom Italia’s network significantly affects their ability to provide fixed-line voice telephony and other telecommunications services. Currently, Telecom Italia is required to set interconnection rates subject to Communications Authority approval to ensure that interconnection rates reflect costs.

     Under a law enacted in 2002, Internet service providers are entitled to enter into interconnection agreements with Telecom Italia and other operators considered as having significant market power. In a decision issued in July 2002, the Communications Authority established that WIND is an operator having significant market power with respect to termination of calls onto the numbers of Internet operators. As a consequence, WIND is under an obligation to enter into interconnection agreements with operators that so request at rates that reflect costs. This obligation will be re-examined during the process of implementing the new European regulatory framework.

     The Communications Authority must also approve the interconnection rates Telecom Italia charges for calls originated on its fixed network and terminated on mobile networks.

Universal Service

     Current regulations allow the Communications Authority to require other voice telephony operators to compensate Telecom Italia for the costs the former incumbent provider incurs in connection with its obligation to provide universal service, defined as a minimum set of services of a given quality, available to end users regardless of their geographical location and at an affordable price. In 2000 and 2001, the Communications Authority determined that Telecom Italia, Infostrada, Telecom Italia Mobile and Vodafone Omnitel would have to make contributions to the universal service fund established for the years 1999 and 2000, with total contributions equal to Euro 61.0 million and Euro 58.9 million for each year respectively. In 2002, the Communications Authority determined that WIND had to contribute to this fund for an amount equal to Euro 2.4 million, on the grounds of both WIND’s and Infostrada’s activities in 2001.

Fixed-line voice telephony

     The Communications Authority and the Minister of Communications have implemented measures to promote competition in the fixed-line voice telephony services market such as:

•	carrier selection, which allows customers to select carriers on a call-by-call basis for both long-distance and local calls by dialing a set prefix before making a call;

•	carrier pre-selection, which allows customers to use alternative carriers’ networks for all of their local, long-distance, fixed- to-mobile and international calls without dialing a carrier selection code;

•	number portability, which allows customers to keep the same telephone number when they change carrier; and

•	unbundling of the local loop of Telecom Italia, which allows competing carriers access to the so-called “last mile”, or the wires leading directly into customers’ homes or offices.

     In addition, Telecom Italia is subject to a price cap for fixed-line telephony services to final customers. As a result, according to the 2002 Communications Authority annual report, Telecom Italia’s market share in voice telephony has decreased to 76.8% in 2001. Also, Telecom Italia is required to offer access to its network so as to enable its competitors to offer high-speed Internet access or x-DSL services under economic conditions set forth by the Communications Authority.

Mobile telephony

     Telecom Italia Mobile, Vodafone Omnitel, WIND and “3” are the current operators in the Italian mobile telephony services market. Pursuant to a Communications Authority determination adopted originally in 1999 and subsequently confirmed in 2002 and 2003, Telecom Italia Mobile and Vodafone Omnitel are operators with significant market power and, as such, must offer fixed-line operators non-discriminatory and cost-based interconnection rates for terminating calls originated in the fixed networks.

     In October 2000, WIND was awarded one of five government-auctioned licenses for UMTS, or third-generation mobile services, at the price of Euro 2,427.3 million. The UMTS license became effective on January 1, 2002 for a term of 15 years, which has been subsequently extended to 20 years.

     In 2001, the Communications Authority extended number portability to mobile telephony. As a result, competition in the mobile market has further increased.

Internet and electronic commerce

     Currently, Internet operators must obtain an authorization to provide Internet services from the Communications Authority. However, Internet service providers are not subject to universal service obligations, the tariffs regime or the other strict regulatory requirements applicable to fixed-line voice telephony and mobile telephony services operators.

Water Regulation

     Italian water regulations place primary control of water resources in the hands of regional and local public authorities, which have been granted oversight of regional water resources and aqueducts. Law n. 36 of 1994, the Galli Law, introduced a regulatory framework providing for:

•	provincial and municipal authorities’ ownership of water resources, with management contracted out to entities such as private companies, utilities owned by local public entities or other specified entities; the maximum duration of concessions to the use of water is limited to 30 years;

•	division of the national territory into so-called “optimal territorial zones” to maximize efficiency in the management of the national water system as a whole; and

•	determination of a reference tariff that accounts for costs as well as provision of a stabilizing mechanism to prevent excessive tariff increases.

     To date, the Galli Law has been implemented in only a few regions of Italy.

Environmental Matters

     Our electricity and other operations are subject to extensive environmental regulation, including laws adopted by the Italian Parliament or government to implement regulations and directives adopted by the European Union and international agreements on the environment.

     The principal objective of our environmental policy is to comply with all relevant legislation and to seek to reduce adverse effects that our activities may have on the environment. Since 1996, we have issued a public environmental report on a yearly basis. This year we will start publishing also a sustainability report, which contains an environmental section. We believe that environmental performance will represent an increasingly important competitive factor in a liberalized market.

     Environmental regulations affecting our business primarily relate to, air emissions, water pollution, waste disposal, noise and the clean up of contaminated sites. The principal air emissions of fossil-fueled electricity generation are sulfur dioxide (SO2), nitrogen oxides (NOx), and particulate matters such as dust and ash. A primary focus of the environmental regulations applicable to our business is an effort to reduce these emissions. Furthermore, particular attention has been given to electromagnetic fields and carbon dioxide (CO2).

     You should read “ — Business — The Enel Group — Generation and Energy Management — Thermal production” for a discussion of our investments to comply with these regulations.

Electromagnetic fields

     In 1992, the Italian government adopted a regulation relating to exposure to electromagnetic fields, which applies to the extremely low frequency (50 Hz) used for the transmission, distribution and consumption of electricity. The government supplemented the regulation with an additional decree in 1995. This regulation sets:

•	Maximum levels of exposure to electromagnetic fields from new and existing transmission and distribution lines and distribution substations. Compliance with maximum exposure limits for already installed lines generally involves increasing the height of towers carrying lines where necessary. We have submitted to the Environment Ministry plans to bring into compliance each of our approximately 130 transmission and distribution lines and distribution substations affected by the regulations. Approximately half of our plans have already been approved by the Ministry and we are awaiting approval of the others. We expect to complete implementation of compliance measures relating to these maximum exposure limits by 2004, as required under the regulation.

•	Minimum distances between transmission or high-voltage distribution lines or substations and residential buildings, office buildings and similar areas for lines built after the adoption of the 1992 regulation. The minimum distance requirements for transmission and distribution lines installed after the adoption of the 1992 regulation result in distances for these lines that exceed what would be required to comply with the maximum exposure levels. All of our lines installed after the adoption of the 1992 regulation are in compliance with the minimum distance requirements.

     The regulation on electromagnetic exposure summarized above complies with the maximum exposure limits set by international organizations such as the International Radiation Protection Association, the International Non-Ionizing Radiation Committee and the International Commission on Non-Ionizing Radiation Protection, and those set by a European Union recommendation issued on July 12, 1999.

     In September 1998, the Italian government adopted a regulation setting limits to exposure to electromagnetic fields generated by high frequency infrastructure such as the transmission stations that WIND uses to provide mobile telephone services. This regulation:

•	Sets maximum exposure levels;

•	Sets “caution levels” (for buildings that are occupied for at least four hours per day) and “quality targets” to be met by operators;

•	Gives Italian regional authorities the power to regulate the installation and modification of high-frequency infrastructure to ensure implementation of the regulation and responsibility for monitoring compliance with the maximum exposure levels and required preventive measures; and

•	Requires owners of high-frequency infrastructures that do not comply with the maximum exposure levels and with the preventive measures to undertake any remediation measures that the regional authorities require.

     We believe that WIND’s high-frequency infrastructures comply with the above requirements.

     In February 2001, the Italian Parliament passed a new law on electromagnetic field exposure. The law is intended to protect the general public and workers against alleged potential long-term health effects of exposure to electromagnetic fields generated by both low frequency infrastructures, such as electricity transmission and distribution lines and substations, and high-frequency infrastructures, such as the transmission stations that WIND uses to provide mobile telephone services. The new law may make it more difficult to install new transmission and distribution lines and substations in the future and may limit WIND’s ability to expand the radio coverage for its operations.

     Furthermore, the new law provides for the adoption and implementation of programs to restructure electricity transmission and distribution lines, substations and high frequency infrastructures, in accordance with maximum exposure levels, caution levels and quality targets to be set by the Italian government. These levels have been established by decrees approved by the Italian Parliament. We believe that the costs of complying with such levels will not have a material impact on our results of operations.

     In addition, the Bersani Decree requires that the Gestore della Rete pay to the owners of transmission lines consideration for the use of the lines, which adequately reflects the costs which these owners have incurred to comply with regulatory requirements. You should read “ — Business — The Enel Group — Transmission” and “ — Electricity Regulation — Regulatory framework—Transmission” for a more detailed discussion of the Gestore della Rete and “Item 3. Key Information — Risk Factors — Other Risks Relating to our Business” for a more detailed discussion of the risks electromagnetic field-related regulation poses for our business. You should also read “Item 8. Financial Information — Other Financial Information — Legal Proceedings” for a discussion of certain legal proceedings against us relating to electromagnetic fields.

Principal EU legislation and international treaties regarding SO2 and NOx

     The principal EU directive on air emissions affecting the electricity industry is the large combustion plants directive, or LCPD. The LCPD requires each European Union member state to establish and implement a program of progressive reduction of total SO2 emissions and total NOx emissions from generation plants licensed before July 1, 1988 and to establish emission limits for SO2, NOx and particulate matter from individual generation plants licensed after July 1, 1987. In 2001, new emission limits have been set by a Directive amending the LCPD. Member States had to implement the provisions of these Directives by November 2002. In addition, in 2001 the EU issued a directive on air pollution, whereby it mandated that Member States achieve specified reduction targets on SO2, NOx, COV and NH3 emissions by 2010. To this end, Member States are required to establish and implement a program of emission reduction in order to achieve the targets set in the directive.

     The 2001 amendment to the LCPD affects the electricity sector in so far as it sets more stringent emission limits. However, the impact of the amendment on our operations is limited due to the fact that Italian legislation implementing the LCPD had already set more stringent standards that those required under the original provisions.

     Italy is a member of the Helsinki Protocol and the Oslo Protocol, which require signatory countries to reduce SO2 emissions, and the Sofia Protocol, which requires signatories to reduce NOx emissions. The requirements under these protocols have been reflected in Italian law.

Principal Italian legislation regarding SO2 and NOx

     Italy implemented the LCPD by a ministerial decree in 1989, which established strict limits on emissions from new plants and required the gradual reduction of aggregate emissions from plants licensed prior to July 1, 1988 by setting 5-year targets. In some cases the limits applicable in Italy are stricter than those imposed by the protocols and the LCPD. The following tables show our actual level of SO2 and NOx emission reductions in each of 1993, 1998 and 2000, and aggregate emission reduction targets of the 1989 Italian ministerial decree for 1993, 1998 and 2003. The aggregate SO2 emission reduction target for 2003 is 63%. No target has been set for NOx emission reduction for 2003.

Reductions of NOx emissions against 1980 levels

		Enel’s
Year	Target	Result

1993	2%	19%
1998	30%	51%
2000	—	64%
2002	—	70%

     In addition, in 1990 Italy established a regulation limiting emissions of polluting substances from thermal plants licensed before July 1, 1988 that is stricter than the LCPD and covers a much broader range of pollutants. This regulation requires that individual existing thermal plants in Italy reduce emissions to levels similar to those established under the LCPD for individual plants licensed after July 1, 1988. This regulation also provides a time schedule for the implementation of environmental compliance measures at existing plants.

     In response to this regulation, we implemented in 1990 a significant program of environmental measures that affect our entire thermal generation operation. We submitted this program to the relevant ministries of the Italian government, including those for industry, environment and health. The program has been approved and provides for modifications to both physical plant and operating practices. The following table shows the targets which Italian regulation provides for the implementation of these environmental compliance measures for generating facilities and our levels of implementation for the relevant periods. Both the targets and our results are expressed as percentages of the total installed thermal capacity of generating facilities for the periods indicated.

		Enel’s Adopted or
		Planned
At December 31,	Target	Measures

1997	35%	41.5%
1999	60%	62.3%
2002	100%	92.6%

     We have not reached the target set for 2002 because we have not completed the conversion of one plant located in Porto Tolle. We expect to complete such conversion and meet the 100% reduction target as soon as we receive the approval of the Minister of the Environment needed to complete such conversion.

     In 1997, the Italian Parliament imposed a tax on total SO2 and NOx emissions from thermal plants that have a nominal capacity of greater than 50 MWh. These plants are the same plants as those regulated under the LCPD. In 2000 and 2001, our costs in connection with this tax were approximately Euro 27.3 million and Euro 21.7 million, respectively. In 2002, our costs were approximately Euro 14.4 million.

CO2 emissions

     Both the European Union and Italy are signatories to the Kyoto Protocol, which was signed under the United Nations Framework Convention on Climate Change. In accordance with a burden-sharing agreement among EU member states, Italy has set a target to reduce emissions of CO2 and the other greenhouse gases, or GHGs, listed in the Kyoto Protocol over the 2008-2012 period by 6.5% from their 1990 levels.

     In implementing the Kyoto protocol, on November 19, 1998, the Italian interministerial committee for economic planning issued the guidelines for Italian policies and measures for the reduction of GHG emissions in order to implement the Kyoto Protocol. These guidelines set targets for CO2 and other GHG emissions to be achieved through measures concerning various sectors of the Italian economy, including reduction of carbon produced in thermal electricity generation, increased use of electricity generation from renewable resources and demand side management to increase the efficiency of energy use. Furthermore, the guidelines promote certain projects aimed at the development of so called clean energy. The proposals contained in the guidelines have facilitated the participation of Italy in the Emission Trading mechanism. As of 2000, we produced approximately 18% of total GHG emissions in Italy.

     In July 2000, we signed a voluntary undertaking with the Environment Ministry and the Industry Ministry. Under this agreement, we undertook to reduce the annual level of CO2 emissions produced by our plants during the period between 2002 and 2006 from our level of emissions in 1990. The undertaking anticipates a number of measures to reduce GHGs emissions, including employing high-efficiency technologies, such as combined cycle conversions, promoting the use of renewable resources and developing innovative generation technologies using biomass. We also expect to take advantage of the flexibility provided under the Kyoto Protocol for reducing GHGs emissions through joint projects in industrialized and developing countries and through the national or international trading of carbon or emission credits.

     In January 1999, the Italian government introduced a carbon tax in accordance with applicable European Union directives. Under the current Italian implementing legislation, the amount of the tax, which is based on fossil fuel consumption, was initially scheduled to increase on an annual basis from 1999 through 2005, but has been frozen for the years 2000, 2001 and 2002 at the level for 1999. The legislation also establishes the possibility of review or cancellation of the tax if other EU member states have not adopted similar measures by 2001. On the basis of current forecasts of future fuel prices, we believe that application of the carbon tax as currently formulated could have a significant impact on the economic viability of our oil-fired plants by the year 2005, should the tax rates then reach their maximum levels. As part of an initiative to address the impact of the carbon tax, we have proposed that the Italian government adopt a different method for calculating the tax which would apply an equal amount of tax per unit of CO2 output, without regard for the type of fuel used to produce the energy in question. We believe that such a policy would produce the targeted reductions in CO2 emissions without creating unequal burdens on certain types of generating facilities, particularly oil fired and base load plants. In 2000 and 2001, our carbon tax liability amounted to approximately Euro 38.0 million and Euro 42.5 million respectively. Carbon tax liability for the year 2002 has remained unchanged from that in 2001.

PCBs and asbestos

     In May 1999, the Italian government adopted a legislative decree concerning the recovery and disposal of electric transformers and other equipment containing polychlorinated biphenyls, or PCBs. Pursuant to this decree, we are delivering all of our equipment containing PCBs to companies authorized to recover and dispose of such equipment. We are also delivering waste products containing asbestos to specialized companies authorized to treat and dispose of asbestos. Such waste products derive from the clean up of our plants we conduct in accordance with our general maintenance and environmental clean-up programs.

Water pollution prevention

     We are subject to environmental laws and regulations limiting heat and other characteristics of water discharges from our thermal plants and liquid waste from our hydroelectric plants. In May 1999, the Italian Parliament adopted a new law for the prevention of the pollution of fresh and salt water, which was amended in August 2000. We believe that the legislation does not affect the operation of our plants, which are already in line with the limits set by those rules. Similarly, we believe that the water treatment facilities already operating in our generation plants are in line with the new requirements on liquid waste.

Solid waste management

     In February 1997, the Italian government issued a legislative decree implementing the EU directives on solid waste management. In accordance with this decree, we increased the level of recycling of our waste.

Site clearance

     Italian legislation provides for ground and underground inspections to evaluate the possible contamination of sites, particularly in areas declared to be of national interest, using specific chemical, physical and historical analyses. If sites we own are found to be contaminated, the current regulation requires that we undertake a program of site clearance and restoration. In that case, under the new legislation the Italian government may provide financial support for the restoration of contaminated sites located in areas of national interest. Based on our environmental compliance practices and the current regulatory regime, we do not expect to have significant liability associated with contamination of sites being inspected.

Landscape safeguards

     We have taken the following actions to reduce the environmental impact of our transmission and distribution lines:

•	Re-using routes of previous power lines wherever possible;

•	Soliciting proposals internationally for the design of new towers for our transmission lines aimed at reducing the environmental and aesthetic impact of towers in non-urban areas of particular landscape value;

•	Acting to reduce the impact of lines in environmentally sensitive or protected areas;

•	For medium-voltage lines, placing underground cables in urban areas and aerial cables with low environmental impact in other areas with specific environmental value; and

•	Using aerial insulated cables or underground cables in low voltage networks (at present, we have built approximately two-thirds of our network in this way).

     We limit our use of underground high-voltage cables to urban areas because they are significantly more expensive than aerial cables and the process of installing them may involve significant logistic and environmental problems. Between 1994 and 2001:

•	We added approximately 31,250 km of aerial insulated and underground medium voltage cables. In 2001, aerial insulated cables and underground cables represented 37.1% of our medium voltage lines, compared to 29.8% in 1994; and

•	We added approximately 109,000 km of aerial insulated and underground low voltage cables. In 2001 and 2002, respectively, aerial insulated cables and underground cables represented 81.2% and 82% of our low voltage lines, compared to 72.8% in 1994.

Environmental registrations, certifications and authorizations

     We have joined EMAS, a European Union initiative to implement a voluntary environmental management and registration system, which seeks to improve the level of environmental efficiency and disclosure of European industrial companies, and includes ISO 14001 certification for registered plants and assets. Rules concerning EMAS are contained in an EU Regulation issued in 1993. In 2001, the EU passed a new regulation which permitted the utilization of the EMAS system also for assets not used in production. As a consequence, we started an experimental study in order to adapt the environmental management and registration system to the high voltage transmission grid.

     As of December 2001, 13 of our plants, representing approximately 30% of our installed generating capacity, have obtained environmental certifications. All of these 13 plants obtained ISO 14001 certification and eight obtained EMAS registration.

     In August 1999, the Italian government enacted a legislative decree implementing the 1996 EU directive on the prevention and reduction of pollution. This legislative decree requires all industrial plants to operate under a new integrated environmental license by 2007 and make use of the best techniques available for the prevention and reduction of pollution. The new license will set pollution limits and will be reviewed every five years or at any time plants undergo significant renovation. Licenses for EMAS-registered plans will be reviewed every eight years.

Cost of compliance

     The costs of ensuring compliance with applicable environmental regulation generally consist of costs associated with equipping newly constructed facilities with required technology or modifying existing facilities to comply with applicable regulation. In 2001 and 2002, respectively, our environmental capital expenditures totaled Euro 225 million and Euro 140 million, respectively, representing 5.5% and 2.5%, respectively, of our total capital expenditures.

Discontinued nuclear operations

     Since November 2000, we have not owned any nuclear power plants. We have not produced electricity from nuclear power plants since 1988.

     Following a national referendum in 1987 in which the Italian electorate expressed its opposition to the use of nuclear power, the Italian government ordered the interruption of power production from nuclear fuels and we ceased operations at our four nuclear plants in Italy, which had an aggregate net installed capacity of 1,500 MW.

     In addition to our nuclear power plants, we owned a 33% stake in NERSA, an electricity generation company that operated a nuclear power plant located in France. French and German utilities owned the balance of NERSA. In July 1998, we sold our stake in NERSA. We, however, retained ownership and responsibility for the decommissioning of our share of the nuclear fuel in the plant.

     Pursuant to the Bersani Decree, we have transferred our discontinued nuclear operations to So.g.i.n., a wholly owned subsidiary. The principal activity of So.g.i.n. will be the decommissioning of the nuclear plants and of our share of the nuclear fuel in the NERSA plant in France, including disposal of nuclear fuel and nuclear waste.

     Under the Bersani Decree, we were required to transfer to the Treasury Ministry all the shares of So.g.i.n. at no cost. The transfer was completed on November 3, 2000.

Nuclear liability

     Italy is a party to the 1960 Paris Convention on Third Party Liability in the Field of Nuclear Energy and the 1963 Brussels Supplementary Convention. Italian law implementing the conventions imposes strict liability for claims relating to nuclear plants and the transportation and storage of nuclear matter. Strict liability under Italian law means that someone does not need to be negligent in order to be found liable. The law imposes strict liability for nuclear accidents only on the entity that is the operator of the plant at the time of the accident. Consequently, we are not liable for any accident that may occur after the transfer to the Treasury Ministry of So.g.i.n.’s shares on November

3, 2000, even if the cause of the accident predates the transfer. Although we are not aware of any accident that predates the transfer, we will remain liable for any accident that occurred before the transfer, even if the damage, or the accident itself, is discovered in the future. The operator of the plant may claim reimbursement from a third party which has contributed to the cause of the accident for any sums it may have to pay but only if that party has accepted liability contractually or is a physical person who has intentionally caused the damage. Italian law implementing the conventions imposes a maximum period of ten years from the date of the accident in which someone claiming damages must bring claims. At the time of our transfer of So.g.i.n.’s shares, we represented to the Treasury that we had performed, on a regular basis, every required test on our nuclear plants and that we were not aware, with respect to all nuclear assets owned by So.g.i.n., of any event which might be the source of civil liability for nuclear operations.

     Under the Paris Convention and Italian law, direct liability arising from nuclear liability claims is limited to five million International Monetary Fund Special Drawing Rights, or SDRs, per accident. Under Italian law, to the extent any claim exceeds five million SDRs, someone claiming damages may sue us for only five million SDRs and must sue the Italian government for the excess liability up to 175 million SDRs. If the claim is in excess of 175 million SDRs, that person must sue the signatories to the conventions, but then only for the excess liability up to 300 million SDRs. However, the Italian government can claim reimbursement from us for any sums it may have to pay because of a nuclear accident arising from negligence on our part. On June 24, 2003, five million SDRs equaled approximately Euro 6.1 million.

     A provision of the Italian law implementing the conventions states that when damage has been caused concurrently by a nuclear accident and the emission of ionizing radiation, the liability of the person that caused this radiation is not subject to the limitations described above for damages caused by that emission. This provision does not fully conform to the conventions because it does not specify that the ionizing radiation must not independently qualify as a nuclear accident in order to give rise to unlimited liability. We believe, however, that the correct interpretation of Italian law implementing the conventions is that only radiation not classified as a nuclear accident gives rise to liability outside the limitations described above. We believe all emissions of radiation originating from within nuclear plants would qualify as nuclear accidents. As a consequence, because we held nuclear material inside our plants, we believe that we could only be liable outside the limitations described above under remote circumstances.

Properties, Plants and Equipment

     At December 31, 2002, we had 586 generating plants (excluding plants owned by Interpower), consisting of thermal, hydroelectric, geothermal and other renewable resources facilities, most of which were located in Italy. For further information with respect to our plants, see “ — Business — The Enel Group — Generation and Energy Management” above. We also own Italy’s transmission network of high voltage 380 kV lines, which consisted, at December 31, 2002, of a total of 37,583 km of lines and 275 primary transformer stations. For a description of such properties and related construction, expansion and improvement plans see “ — Business — The Enel Group — Transmission” above. We own the principal electricity distribution network in Italy, which consisted, at December 31, 2001 of a total of 1,063,010 km of lines, mostly medium and low voltage, and 407,751 primary and secondary transformer substations. For a description of such properties and related construction, expansion and improvement plans see “ — Business — The Enel Group — Sales, Infrastructure and Networks” above. At December 31, 2002, we owned approximately 18,000 km of fiber optic cable leased to WIND for the provision of telecommunications services. For a description of such properties and related construction, expansion and improvement plans see “ — Business — The Enel Group—Telecommunications” above. At December 31, 2002, we owned real estate, mainly in Italy, with an approximate net book value of Euro 1,780 million, consisting mainly of office buildings and other commercial properties and to a lesser extent residential real estate. For a description of such properties and related construction, expansion and improvement plans see “ — Business — The Enel Group—Services and Other Activities — Real estate and other services.”

     Management believes that our significant properties are in good condition and that they are adequate to meet our needs.

Item 5. Operating and Financial Review and Prospects

The Electricity Market under the New Regulatory Framework

     Our financial results have been and will be affected to a large extent by developments in the regulatory framework for the Italian electricity market. In particular, the Bersani Decree has significantly restructured the electricity market to increase competition and achieve other public policy goals. The significant changes introduced by the Bersani Decree include:

•	Liberalization. The generation, import and export of electricity, as well as the sale of electricity to major consumers of electricity known as Eligible Customers, have been liberalized as of April 1, 1999.

•	Maximum market share levels for producers. In order to ensure competition among electricity producers, the Bersani Decree provides that no single company or group may have more than a 50% market share of the electricity generation and import market after January 1, 2003. The decree required us to sell at least 15,000 MW of our generating capacity by that date in order to comply with this requirement. We have met this requirement through the disposal of three companies formed for this purpose that we called the Gencos, Elettrogen S.p.A., Eurogen S.p.A. and Interpower S.p.A.. We completed the sales of Elettrogen, Eurogen and Interpower in September 2001, May 2002 and January 2003, respectively.

•	Distinction between classes of customers. Electricity customers are classified as follows:

•	“Eligible Customers” are principally high volume users such as large manufacturing and industrial companies or consortia that meet specified thresholds of annual electricity consumption. Under the Bersani Decree, Eligible Customers are free to purchase electricity either from power producers or from wholesale suppliers. Sales to Eligible Customers are made on the basis of contracts between the customer and the producer or wholesale supplier and are intended to be competitive.

•	“Non-Eligible Customers” are customers who do not meet the criteria to be Eligible Customers, such as residential and small and medium-sized business customers, and as a result are not eligible to participate in the competitive market. Non-Eligible Customers must purchase electricity from the distributor that serves the area in which they are located. Sales to Non-Eligible Customers, and to Eligible Customers that choose not to participate in the free market, are regulated by the Energy Authority, an Italian governmental entity that acts under the supervision of the Industry Ministry.

•	Introduction of a pool market with competitive bidding. A pool market for the spot trading of electricity at prices to be determined by competitive bidding among generating companies, importers, wholesalers, distributors, other Eligible Customers and the Single Buyer described below is expected to become fully operational at the beginning of 2004.

•	Creation of a “Single Buyer.” A state-owned entity referred to as the Single Buyer is expected to begin operation contemporaneously with the creation of the pool market. It will be responsible for purchasing all of the electricity to be supplied to the regulated market.

•	New tariff regime. A new tariff regime administered by the Energy Authority took effect on January 1, 2000, significantly lowering the fixed tariff components for generation, transmission and distribution. In 2002 and 2003, reductions in fees also resulted from the application of the price-cap mechanism to transmission and distribution charges established by the Energy Authority. Once the pool market becomes operational, the tariff component for generation will be periodically adjusted to reflect prices on that market, while the tariff components for transmission and distribution will continue to be subject to a system of price-caps.

•	Creation of a system operator for the national transmission network. In 1999, we transferred our electricity dispatching and national transmission network grid management operations to the Gestore della Rete, a separate state-owned entity responsible for those functions.

•	Consolidation of distribution networks. Only one license for the distribution of electricity is to be granted in each municipality; distribution companies that now serve the same municipality are required to consolidate their local networks. As of June 15, 2003, we have sold, among others, our distribution networks in Milan, Rome, Turin, Trieste, Verona, Cremona and Parma.

     You should read “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation” for a more detailed discussion of the new regulatory and tariff regimes changing the Italian electricity sector and to “Item 3. Key Information — Risk Factors — Risks Relating to Our Energy Business” for a discussion of the principal regulatory risks we face.

     The restructuring of the Italian electricity market is still in progress. The following chart illustrates the expected structure of the electricity market following the introduction of the Single Buyer and the pool market. We now expect the Single Buyer and pool market to begin operating at the beginning of 2004. In the chart, contracts for differences represent swap or similar arrangements relating to electricity supply among power producers and the Single Buyer, retail suppliers or Eligible Customers.

Overview

Changes in tariffs and regulation

     Most of our operating revenues come from the sale of electricity. The price of electricity has historically been determined by a system of tariffs. These tariffs are currently set by the Energy Authority, the independent regulator for the electricity industry, which acts under the supervision of the Industry Ministry. Our operating revenues are directly related to the level of tariffs, except for revenues from sales to Eligible Customers, which currently represent a relatively minor portion of our revenues from the sale of electricity. For the years covered by the financial statements included in this annual report, our revenues from the sale of electricity consisted of:

•	electricity sales, which include both revenues derived from sales at the regulated tariffs, with the actual amount of revenues being determined by the contracted capacity required by a consumer and on the amount of electricity the customer actually consumed, and revenues from direct sales to Eligible Customers based on negotiated contracts; and

•	Equalization Fund contributions that, in 2000, principally related to our costs for fuel and electricity purchased from third parties. From January 2001, Equalization Fund contributions for fuel costs and imported electricity were abolished and a “fuel cost component” was included in the tariff.

     From July 1996 through 1999, tariffs remained largely unchanged. However, a new tariff framework came into effect on January 1, 2000 that resulted in:

•	significant reductions in generation, transmission and distribution tariffs in 2000; and

•	the application of global price-cap reductions to transmission and distribution tariffs in 2001, 2002 and 2003.

     In addition, a further reduction in generating revenues is expected following the introduction of the pool market, which is currently expected to become fully operational at the beginning of 2004.

     As a result of the introduction of the price-cap tariff methodology and a decrease of approximately Euro 0.0052 per kWh in the tariff component aimed at covering fixed generation costs, average tariff levels declined by 10.4% in 2001, as compared to 2000. Average tariff levels declined further by 7.0% in 2002, as compared to 2001, mainly as a result of a 16.4% decline in the tariff component aimed at covering fuel costs. We expect the average tariff level to increase in 2003 as a result of the impact on the tariff of higher fuel costs and increased transport charges. The actual impact of these tariff reductions on our revenues depends on a number of factors, including the volume of electricity we sell in the regulated market and the mix of types of electricity we sell and customers we serve.

     Equalization Fund contributions were paid through the Cassa Conguaglio per il Settore Elettrico, the Equalization Fund for the Electricity Industry, or the Equalization Fund. Under the Equalization Fund mechanism in effect from July 1997 to December 31, 2000:

•	We received payments for fuel costs according to an index based on weighted average industry fuel prices and on a consumption index related to our efficiency of production. As a result, although we faced some variation in profits between accounting periods because of the timing of contribution calculations, our profit levels over time were generally unaffected by fluctuations in fuel prices or exchange rates relating to fuel costs.

•	We received payments for the cost of imported electricity according to fuel indices, which were based on the assumed cost of fuel that would have been used to generate the electricity being imported. In practice, however, contribution levels were lower than the actual costs of our imports. As a result, our operating income generated from sales of imported electricity declined.

•	We also received payments for electricity purchases that Regulation 6/92 of the Comitato Interministeriale Prezzi, an Italian governmental committee, required us to make from domestic producers that use renewable resources. These producers are commonly referred to as “CIP 6 Producers”.

     Equalization Fund contributions for fuel costs and imported electricity were abolished in January 2001, when an equivalent “fuel cost component” calculated in the same manner as the former Equalization Fund contributions for fuel costs was included in the generation cost component of the electricity tariff. As a result, this change has had no impact on the Group’s results of operations. Also, on January 1, 2001, all electricity produced under the CIP 6 regime was transferred to the Gestore della Rete to meet demand on the free market. As a consequence, we have not received any Equalization Fund contributions for purchases of such electricity since 2000.

Macroeconomic factors

     Historically, the level of demand for electricity in Italy has been closely related to the general level of economic activity in the country. In recent years, economic growth in Italy has been in line with the European Union average. For example, from 2000 to 2002, Italy’s real gross domestic product or GDP grew at an average annual rate of 1.7%, which was the average annual rate for the European Union. On the other hand, growth in electricity demand in Italy has historically exceeded growth in gross domestic product, principally because electricity consumption has grown faster than total energy consumption. We estimate that electricity demand in Italy grew at an annual average of approximately 2.0% from 2000 to 2002.

     Interest rates in Italy and the rest of Europe rose in 2000 until the second half of 2001, when they declined following the general slowdown of the economy. Interest rates continued to decline in 2002. The weighted average interest rate on our long-term debt declined from 5.4% as of December 31, 2000 to 4.9% as of December 31, 2001 and 4.6% as of December 31, 2002. Our financing costs increase or decrease in line with changes in interest rates.

     Although we are insulated to a significant extent from the economic effect of fluctuations in fuel prices through the application of the fuel cost component of the tariff described above, time lags between our actual purchase of fuel and the calculation and payment to us of such fuel cost component can affect our revenues and income. Following the introduction of the pool market and anticipated increases in the number of consumers qualifying as Eligible Customers, we will face increased risks relating to fuel price fluctuations, which we intend to attempt to manage through implementation of our hedging policy. Please refer to “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Price risk management and market risk information” for a more detailed description of our hedging policy.

Critical accounting policies

     The results of operations, as presented above, are based on the application of Italian GAAP. The application of these principles often requires management to make certain judgments, assumptions and estimates that may result in different financial presentations. We believe that certain accounting principles are critical in terms of understanding our financial statements. We believe that our most critical accounting policies relate to the following.

     Use of estimates. The preparation of financial statements in conformity with Italian GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain accounting principles require subjective and complex judgments used in the preparation of financial statements.

     Accordingly, a different financial presentation could result depending on the judgment, estimates or assumptions that are used. Such estimates and assumptions, include, but are not specifically limited to: depreciation, amortization, interest rates, discount rates, future commodity prices, investment returns, impact of new accounting standards, international economic policy, future costs associated with long-term contractual obligations and future compliance costs associated with environmental regulations. Actual results could materially differ from those estimates or assumptions.

     Recoverability of long-lived assets. We periodically review the carrying value of our long-lived assets held and used and that of assets to be disposed of, including goodwill and other intangible assets, when events and circumstances warrant such a review. If the carrying value of a long-lived asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset group exceeds its estimated recovery value, in relation to its use or realization, as determined by reference to the most recent corporate plans. Management believes that the estimates of these recovery values are reasonable; however, changes in estimates of such recovery values could affect the relevant valuations. The analysis of each long-lived asset group is unique and requires management to use certain estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances.

     The above analysis resulted in an impairment charge against the goodwill related to our telecommunications segment of Euro 1,511 million during the year ended December 31, 2002.

     Realization of deferred tax assets. As of December 31, 2002, we had assets recorded for tax loss carry-forwards related primarily to our telecommunications segment. We have recorded our deferred tax assets in an amount that we believe is more likely than not to be recovered. The recoverability of the deferred tax assets associated with the tax loss carry-forwards of such entities are subject to the achievement of future profitability by the merged entities. While we have considered future taxable income and used ongoing prudent tax planning strategies in assessing the need for valuation allowances, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, the resulting adjustment to the deferred tax assets would be charged to income in the period such determination was made.

     In 2002, we reassessed the recoverability of the tax assets recorded for tax loss carry-forwards in our telecommunications segment upon an estimation of the future taxable income based on the new business plan. As a result of such reassessment, we recorded a Euro 269 million write down in deferred tax assets, corresponding to the portion of tax loss carry-forwards which we estimate we will not be able to use, given current estimates of future taxable income.

     Litigation. We are defendants in a number of legal proceedings incidental to the generation, transmission and distribution of electricity. Because of the nature of these proceedings, it is not possible to predict the ultimate outcomes of certain of these matters, some of which may be unfavorable to us. However, provisions are made for all significant liabilities where it has been determined by legal advisors that an unfavorable outcome is probable.

     A number of disputes are pending in relation to urban planning, landscape and environmental matters (mainly related to exposure to electromagnetic fields) linked to the construction and operation of several of our generating plants and power lines. The examination of such disputes, also on the basis of legal advice, leads us to believe that unfavorable outcomes would be a remote possibility. While the possibility is remote, the risk that a limited number of cases might have unfavorable outcomes cannot be ruled out, whose consequences could entail the payment of damages. At the present time, the possible imposition and magnitude of any such damages are not predictable and therefore, we have not accrued any liabilities for these disputes.

     Allowance for doubtful accounts. The allowance for doubtful accounts reflects our estimate of losses inherent in our credit portfolio. We have reserved for expected credit losses, based on past experience with similar receivables, including current and historical past due amounts, write-offs and collections, the careful monitoring of portfolio credit quality and the current and projected economic and market conditions. We believe that our reserves are adequate; however, different assumptions or changes in economic circumstances could result in changes to the allowance for doubtful accounts and therefore could affect earnings.

     Stranded costs. In 2000, we recognized reserves aggregating Euro 117 million related to our recovery of so-called “stranded costs”. Our individual companies made an estimate of their recovery requirements according to elements contained in the Ministerial Decree dated January 26, 2000 and in the “Note” issued by the Energy Authority on August 3, 2000. These calculations represented estimates, as final reference parameters were not given by the Energy Authority. The individual companies recorded reserves in situations where actual revenues exceeded the related estimated revenues allowed by the Energy Authority.

     In 2001, a decree of the Industry Ministry and a decision by the Energy Authority introduced significant changes in the method used to calculate stranded costs. Based on this new mechanism, stranded costs may be determined only at the end of the full period considered for the reimbursement (2000 - 2006) and not for each individual fiscal year. In light of these regulatory changes, the amount accrued to the provision at December 31, 2000 was reversed and recorded as income in 2001.

     A law enacted in April 2003 has narrowed the type of stranded costs that we will be able to recover after January 1, 2004 to those incurred in connection with our imports of liquefied natural gas from Nigeria. Also, under this law, the Industry Ministry and the Treasury Ministry, after consultation with the Energy Authority, will set the parameters for the calculation of the stranded costs for the period 2000-2003 that we will be able to recover. The relevant accounts will reflect revenues associated with the new stranded cost mechanism once these parameters have been defined and implemented.

Comparability of information

     The inter-period comparability of the information presented in this section is significantly affected by changes in scope of consolidation of the Group and several other factors that should be considered when reviewing the performance of the individual segments and of the Group as a whole. The most significant transactions that resulted in a change in the scope of consolidation include:

•	the consolidation on a line-by-line basis, effective January 1, 2002, of the companies resulting from the restructuring of Electra de Viesgo SL and its subsidiaries, or Viesgo, following our acquisition of this company. Viesgo operates in Spain in the generation and distribution of electricity;

•	the consolidation on a line-by-line basis of Camuzzi Gazometri, effective July 1, 2002, following our acquisition of this company. Camuzzi Gazometri operates in natural gas distribution and sales activities in Italy;

•	the deconsolidation of Eurogen S.p.A., the second Genco we sold, effective as of the date of its disposal, May 31, 2002;

•	the deconsolidation of the activity of the distribution network in the metropolitan area of Milan, effective November 1, 2002, the date of its disposal;

•	the consolidation on a line-by-line basis of the results of WIND effective January 1, 2001 and the consolidation on a line-by-line basis of Infostrada S.p.A. effective March 31, 2001, following our acquisition of this company;

•	the consolidation on a line-by-line basis, effective January 1, 2001, of Enel Distribuzione Gas S.p.A., a company into which in November 2001 we merged twenty gas companies, most of which we acquired in 2001;

•	the deconsolidation of Elettrogen S.p.A., the first Genco we sold, effective as of the date of its disposal, September 20, 2001;

•	the deconsolidation as of the date of their divestiture of the activities of the distribution networks in the metropolitan areas of Rome and Formello, effective July 1, 2001, and Turin, effective December 31, 2001; and

•	the deconsolidation of Valgen S.p.A., effective July 1, 2001, following the divestiture of this company to which we had previously contributed our generation activities in the Valle d’Aosta region.

     Other factors that significantly affect the comparability of information for the period presented include

•	the major changes which the Italian electricity sector is currently undergoing and which significantly affect our electricity activities, as described in more detail in “ — The Electricity Market under the New Regulatory Framework” above. These changes, include, but are not limited to, changing tariff rates and the inclusion, effective January 1, 2001, of a “fuel cost component” in the tariff following the abolition of the Equalization Fund contributions for fuel costs; and

•	the fact that currently, most of the revenues and costs recorded by our Generation and Energy Management, Sales, Infrastructure and Networks and Corporate segments arise from inter-segment transactions, reflecting our integrated structure and leading position in each of the core segments of the Italian electricity market. Pursuant to applicable regulations, since January 1, 2000, transfer prices for these transactions have been based on market prices. Once the Single Buyer and pool market begin to operate, however, we expect that the majority of operating revenues and costs for each segment will involve third parties. This change will further reduce the comparability of our segment information for 2001 and 2002 with that in future periods.

     Prior to January 1, 2001, the reporting currency of Enel and its consolidated subsidiaries was Italian lira. To facilitate a comparison, the consolidated financial statements and all other lira-denominated financial data for periods prior to January 1, 2001, presented have been restated from Italian lira to euro at the fixed rate as of December 31, 1998 established by the European Central Bank of Lit. 1,936.27 = Euro1.00. The comparative balances for prior years now reported in euro depict the same trends as would have been presented had the Group continued to report such amounts in Italian lira. The consolidated financial statements and other financial data for periods prior to January 1, 2001 may not be comparable to that of other companies reporting in euro if those companies had restated from a reporting currency other than Italian lira.

Business segments

     In 2002, our new management team made a strategic decision to move away from the diversification strategy we had been pursuing in recent years to refocus on our core energy business. To support this strategy, in July 2002, we reorganized our operations into six business divisions in order to increase the focus of our activities on the market and to better control costs and enhance synergies among our various subsidiaries. The new divisions are: Generation and Energy Management; Sales, Infrastructure and Networks; Transmission; Telecommunications; Services and Other Activities and Corporate. Each division has its own management structure, headed by a senior manager who reports directly to the Chief Executive Officer of Enel S.p.A.. Our Corporate division includes Enel S.p.A., which as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of the other divisions. The parent company also manages finance operations and insurance risk coverage for all Group companies (in the case of finance operations, other than WIND) and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

     In line with this new approach to managing our business, we have identified reportable segments corresponding to the following divisions:

     Generation and Energy Management. This segment corresponds to the division that is responsible for our electricity generation and fuel procurement operations, as well as fuel trading and risk management activities. This division generates operating revenues mainly from the sale of electricity to our Sales, Infrastructure and Networks Division, to the Gestore della Rete and to other operators in the domestic electricity market, as well as through fuel trading. The division, which procures fuel for all of the companies of the Group, also sells natural gas to our Sales, Infrastructure and Networks Division. By law, we were required to sell 15,000 MW of our generating capacity, which we did through the sales of Elettrogen, Eurogen and Interpower, in September 2001, May 2002 and January 2003, respectively. This division also includes our international operations in electricity generation and, only in 2002, the distribution activities of Viesgo in Spain. Beginning in 2003, Viesgo’s distribution activities are reported as part of our Sales, Infrastructure and Network segment; these activities accounted for approximately 3% of operating revenues, 4% of operating expenses and 2% of operating income of the Generation and Energy Management segment in 2002. The main companies in this division include the following: in Italy, Enel Produzione (thermal and hydroelectric generation), Enel Green Power (geothermal, hydroelectric and wind power generation), and Enel Trade (fuel procurement and trading, risk management); abroad, Viesgo Generacion SL in Spain and CHI Energy and EGI in the Americas.

     Sales, Infrastructure and Network. This segment corresponds to the division that includes our electricity and gas network operations and carries out sales of electricity and gas sales on the free and regulated markets in Italy and abroad. It also provides public and art lighting services and electricity systems-related services. Operating revenues at this division derive primarily from fees for transport of electricity and gas on our distribution networks, the sale of electricity to Eligible and Non-Eligible Customers and the sale of natural gas to end users. The division’s electricity-related activities are carried out primarily through Enel Distribuzione (sale of electricity on the regulated market and transport of electricity on our distribution network), Enel Energia (sale of electricity to Eligible Customers), So.l.e (public and art lighting) and Enel.si (electricity systems-related services). The division’s natural gas operations are carried out primarily through Enel Distribuzione Gas, Camuzzi Gazometri and GE.AD (ownership and management of the networks) and Enel Gas (sales). We expect to merge Enel Distribuzione Gas, Camuzzi Gazometri and GE.AD into a single entity by the end of 2003.

     Transmission. Our transmission segment includes the operations of Terna. Terna owns approximately 94% of Italy’s national electricity transmission grid. Under our new structure, Terna derives its operating revenues from the transportation of electricity on the portion of the national transmission grid that is owned by Terna, but operated by the Gestore della Rete.

     Telecommunications. Our Telecommunications segment includes the operations of WIND. For the period from April 1, 2001, our Telecommunications segment also includes the operations of Infostrada, which we acquired in March 2001 and merged into WIND effective January 1, 2002, and certain assets of Blu S.p.A. that we acquired in October 2002. Our telecommunications activities include the offer of mobile telecommunications services, fixed-line telephony services, Internet and other telecommunications related services.

     We formed WIND as a joint venture in 1997. Our stake in WIND initially was 51%, with France Télécom and Deutsche Telekom holding 24.5% each. As a result of Deutsche Telekom’s exit at the end of July 2000, our stake increased to 56.6% and France Télécom’s share grew to 43.4%. Effective July 30, 2001, we contributed all the shares of Infostrada to WIND, which resulted in an increase in our stake in WIND to 73.4%, while France Télécom’s stake decreased to 26.6%. On March 20, 2003 we signed an agreement to become the sole shareholder in WIND by acquiring Wireless Services Belgium SA’s shares for total consideration of Euro 1,330 million. Closing of this transaction is expected to occur in early July 2003.

     We did not consolidate WIND’s results of operations in 2000 under Italian GAAP, as we accounted for WIND on the equity method because of the existence of significant control restrictions provided for by the shareholders’ agreement in place until July 2000. For U.S. GAAP purposes only, we consolidated WIND’s results beginning in August 2000 because of the elimination of certain restrictions on our control as a result of a July 2000 amendment to the shareholders’ agreement following Deutsche Telekom’s exit from the venture. Since January 1, 2001, we have consolidated WIND on a line-by-line basis under both Italian GAAP and U.S. GAAP. For the purposes of comparing our 2001 results with those for 2000, we have prepared certain unaudited selected financial data on a consolidated Italian GAAP basis that estimate (i) what our results would have been for the period from January 1, 2000, through December 31, 2000, had we fully consolidated of WIND for that period and (ii) what our results would have been for the period from April 1, 2000, through December 31, 2000, had we fully consolidated Infostrada during that period.

     Corporate. We consider Enel S.p.A., the parent company of the Enel Group, as a separate reportable segment because it engages in limited fuel procurement and electricity purchasing activities. We are reducing these activities as a result of regulations governing the electricity sector and the reorganization of our corporate structure in 2002. Effective January 1, 2001, title to contracts for the acquisition of electricity from domestic producers that had been held by Enel S.p.A. were transferred to the Gestore della Rete pursuant to new regulations. Consequently, in 2001 and 2002, corporate purchases of electricity consisted only of electricity imports. Enel S.p.A. sells electricity purchased from third parties to the Sales, Infrastructure and Networks Division at prices established by the Energy Authority. Fuel purchase contracts that had been held by Enel S.p.A. were gradually transferred to Enel Trade, of our Generation and Energy Management Division, which transfer was completed in the second half of 2002. Until 2001, Enel S.p.A. also sold purchased fuel at cost to the Generation and Energy Management Division. Enel S.p.A., as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of these divisions. In addition, Enel S.p.A. manages finance operations and insurance risk coverage for all Group companies (in the case of finance operations, other than WIND) and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

     Services and Other Activities. This division includes non-core business operations, including Enelpower S.p.A., which provides power-related engineering and contracting services; Enel Real Estate S.p.A., which provides commercial real estate management services; and Enel.it S.p.A., our group-wide information technology unit, our research and development activities and other minor businesses.

Outlook

     We expect that the ongoing liberalization of the Italian electricity sector will materially affect our financial condition and results of operations over the next several years. Factors likely to have the most significant impact include:

•	The new tariff structure effective from January 1, 2000, and the price-cap mechanism established by the Energy Authority;

•	The introduction of the pool market (which is expected to become fully operational at the beginning of 2004), which introduction will cause our generation activities to be remunerated based on competitive electricity prices rather than tariffs;

•	Our exposure to increased competition resulting from the construction of new generation facilities by our competitors and the development of new interconnection lines that would increase the volume of electricity that might be imported in Italy; and

•	The profitability of our telecommunications business.

          You should read “Item 4. Information on the Company—Business—The Enel Group,” “Item 4. Information on the Company—Regulatory Matters” and “Item 3. Key Information—Risk Factors” for a more detailed discussion of these changes to our business.

          We believe that in 2003 we will produce less electricity than in 2002, due to the increase in production by independent power producers, our sale of Eurogen and Interpower, and increased sales by importers. We also expect that in 2003 our sales of electricity to Non-Eligible Customers will decrease due to the ongoing liberalization of the market. However, we expect that the impact of any such decrease will be offset to some extent by increased sales to Eligible Customers through Enel Energia, as well as increased fees paid by third parties for transport of power on our network.

          We will seek to reduce our costs significantly over the next several years in order to offset the impact of tariff reductions as well as to improve our operating margins. We expect that declining personnel costs resulting from headcount reductions, primarily due to attrition and early retirements, will be a major source of these cost reductions. Our goal is to reduce our total headcount by at least 8,600 between December 31, 2002 and the end of 2006, equivalent to approximately 12% of our workforce of 71,204 persons at December 31, 2002. This estimate includes reductions resulting from the divestiture of certain non-core subsidiaries, retirements of personnel and early retirements spurred by incentives. In this regard, we have already reduced our total number of employees by 25.4% between the end of 1996 and the end of 2002, notwithstanding the increase of the number of employees in our Telecommunications segment due to the consolidation of WIND and the acquisition of Infostrada, which together accounted for 8,428 employees at December 31, 2001 and 8,602 employees at December 31, 2002. We also expect to reduce our costs by reducing our fuel costs for thermal generation through the conversion of generating capacity to combined cycle gas turbine technology and the improvement of the fuel mix we use, and by adopting maintenance tailored to reduce maintenance costs. Finally, we expect to achieve cost-reductions in our domestic electricity distribution business by implementing a cost-cutting program aimed at reducing procurement costs and by reducing investment and maintenance costs associated with network management, principally by centralizing procurement processes and improving these processes through extensive use of e-business platforms.

          In addition, following the introduction of the Single Buyer, we will sell the electricity we produce to the Single Buyer, and purchase electricity back from the Single Buyer in order to distribute it to our customers. As a result, on a consolidated basis, our operating revenues and costs will both increase because we will record revenues from sales to the Single Buyer and from sales to end users of electricity and record costs relating to both the generation of electricity and the purchase of electricity from the Single Buyer. We expect that these increases in costs and revenues will largely offset each other, and that these changes will therefore not have a significant effect on our operating income.

          As part of our required restructuring under the Bersani Decree:

•	We transferred to the Gestore della Rete: 614 employees, assets with an aggregate book value of approximately Euro 60.4 million (net of technical depreciation) and liabilities in an aggregate amount of approximately Euro 40.8 million, all relating to our transmission network. We transferred all of the shares of the Gestore della Rete to the Treasury Ministry without charge on April 1, 2000. The results of the Gestore della Rete are therefore not included in our consolidated results for 2000.

•	We transferred all of our discontinued nuclear operations to So.g.i.n. S.p.A. and have transferred all of the shares of So.g.i.n. to the Treasury Ministry free of charge. As a result, So.g.i.n. is not included in our consolidated results for 2000.

•	We sold all of the outstanding shares of Elettrogen (now called Endesa Italia S.r.l.) for total final consideration of Euro 3,585 million, including Euro 2,687 million in cash and theassumption of Euro 898 million in debt on September 20, 2001. We sold all of the outstanding shares of Eurogen (now part of Edipower S.p.A.) for total final consideration of Euro 3,731 million, including Euro 2,980 million in cash and the assumption of Euro 751 million in debt, on May 31, 2002. We sold all of the outstanding shares of Interpower (now called Tirreno Power S.p.A.) for total consideration of Euro 853 million, including Euro 535 million in cash (this cash component, and therefore the total consideration, may increase or decrease as a result of the application of the price adjustment mechanism provided by the agreement) and the assumption of Euro 318 million in debt, on January 29, 2003.

          You should read “Item 4. Information on the Company—Business—The Enel Group—Generation and Energy Management—Disposal of the Gencos” for detail on the Gencos and their disposal. Intercompany purchases and sales of energy between the Gencos and the other members of the Enel Group have been based on market prices since January 1, 2000. As separate legal entities, since their formation in 1999, Elettrogen, Eurogen and Interpower have maintained individual management, financial reporting and legal personnel and related resources that simply were not needed when they were completely integrated with the Enel Group. Most purchasing and procurement decisions for inputs other than fuel, which had previously been made on a Group-wide or regional basis, have been made by the Gencos individually. In addition, since their formation, Elettrogen, Eurogen and Interpower have made their own production decisions on the basis of instructions from the Gestore della Rete, with a concomitant effect on their revenues. Moreover, we expect that the ongoing liberalization of the Italian electricity market will only accentuate these differences in future years. However, our operating profits will decline as a result of the disposal of the Gencos unless we are able to offset the decrease in sales volumes of our generation business in Italy through improved efficiencies, diversification of our operations or international expansion. We continued to fully include the results of the Gencos in our consolidated results until the date of their disposal.

          The proceeds we derive from any disposal of assets will increase our cash flow and return on equity, thus offsetting to some extent the negative impact on cash flow and operating results deriving from the liberalization of the market.

Acquisition of Infostrada

          On March 29, 2001, Enel Investment Holding BV, a Dutch company wholly owned by us, acquired from Mannesman Investment BV (an indirect, wholly owned subsidiary of Vodafone Group plc) 100% of the capital stock of Infostrada, one of Italy’s leading alternative providers of fixed line telecommunications services and the owner and operator of one of Italy’s leading Internet portals. The purchase price for the shares, amounting to Euro 7,250 million, was paid in full on the same date. As provided for in the share purchase agreement, Mannesman Investment BV was also repaid by us Euro 132 million representing a receivable against Infostrada that Mannesman Investment BV had previously renounced in favor of Infostrada. Moreover, on the same date, Enel Investment Holding BV paid Vodafone Euro 821.2 million due to Vodafone by Infostrada and became a creditor of Infostrada for the same amount. In addition, in connection with the acquisition, we incurred certain ancillary costs amounting to approximately Euro 375 million.

          We originally financed our acquisition of Infostrada with funds that we obtained under a Euro 10,000 million revolving credit facility that we entered into with a pool of banks in November 2000 and transferred to Enel Investment Holding BV through an intercompany loan. In June 2001, Enel Investment Holding BV refinanced a portion of this debt through the issuance of Euro 2,000 million in medium term notes with a maturity of three years (see “—Liquidity and Capital Resources—Capital resources”). We merged Infostrada into WIND effective January 2002 and integrated the operations of Infostrada and Wind.

          Our acquisition of Infostrada will continue to have a significant effect on our results of operations and financial condition, primarily as a result of the amortization of goodwill arising from the transaction and the debt incurred in order to finance the acquisition. The purchase price of Euro

7,250 million, and the Euro 132 million paid to Mannesman Investment BV at the time of the acquisition, are approximately Euro 7,256 million greater than the consolidated net book value of Infostrada as of March 31, 2001, thus giving rise to an equivalent amount of goodwill as of such date. In addition, in connection with the acquisition, we incurred certain ancillary costs amounting to Euro 375 million, which increased the goodwill associated with our purchase of Infostrada to Euro 7,631 million. Under Italian GAAP, we will have to amortize this goodwill over a period of 15 years. At December 31, 2002, we had amortized an aggregate of Euro 890 million of this goodwill. In 2002, we wrote-down Euro 1,511 million in the value of this goodwill, reflecting downward revision of expectations of growth of the telecommunications sector and applying a discounted cash flows approach.

          For further detail on the treatment of the goodwill associated with our purchase of Infostrada, please see note 7 to our consolidated financial statements for a discussion of treatment under Italian GAAP and note 23 to our consolidated financial statements for a discussion of the difference in the treatment of this goodwill under Italian GAAP and U.S. GAAP.

Results of Operations

          The following table shows certain financial data for the years ended December 31, 2000, 2001 and 2002, expressed in each case as a percentage of our operating revenues:

	Year ended December 31,

	2000	2001	2002

Operating revenues	100.0%	100.0%	100.0%
Operating expenses
Personnel	(14.1)	(12.9)	(12.0)
Fuel for thermal generation	(22.5)	(18.2)	(14.2)
Purchased power	(17.4)	(12.7)	(16.0)
Depreciation and amortization	(13.8)	(15.5)	(14.9)
Other operating expenses	(13.3)	(28.6)	(33.3)

Total	(81.1)	(87.9)	(90.4)

Operating income	18.9	12.1	9.6
Financial expense	(2.6)	(3.9)	(3.9)
Equity losses	(1.8)	(0.3)	(0.2)
Extraordinary income (expense)	0.8	8.1	2.4

Income before taxes	15.3	16.0	7.9
Income taxes	(6.6)	(2.3)	(2.0)

Income (before minority interests)	8.7%	13.7%	5.9%

          In 2002, we changed the composition of our reportable segments (see “—Overview—Business Segments”). Accordingly, in order to present segment information for the three years ended on December 31, 2002, 2001 and 2000, respectively, on a comparable basis, we have restated the amounts relating to reportable segments included in the consolidated financial statements for the year ending on December 31, 2001, and December 31, 2000, to conform to the 2002 presentation of reportable segment information.

2002 compared with 2001

Operating revenues

          The following table shows the different sources of our operating revenues for the years ended December 31, 2001 and 2002.

	Year ended December 31,

	2001	2002

	(in millions of euro)
Electricity sales
Tariff revenues from sales to Non-Eligible Customers and transport of electricity on our distribution network	€ 18,807	€ 16,244
Revenues from sales to Eligible Customers, sales to Gestore della Rete and international operations	2,516	3,964
Equalization Fund contributions	783	187
Total	€ 22,106	€ 20,395

Other revenues:
Telecommunications services	€ 2,817	€ 3,642
Reimbursement of costs for customer connections, inspections and repositioning services	591	645
Other (1)	3,267	5,295
Total other revenues	6,675	9,582

Total operating revenues	€ 28,781	€ 29,977

(1) “Other” mainly includes revenues from our engineering and contracting, gas distribution, fuel trading, public and art lighting, franchising, and research and development operations other than reimbursements and sales of materials.

          Our consolidated operating revenues for 2002 increased by Euro 1,196 million, or 4.2%, compared to 2001. The increase was primarily due to an increase of Euro 2,907 million, or 43.6%, in other revenues. This factor was partially offset by a Euro 1,711 million decrease in revenues from electricity sales and Equalization Fund contributions.

          In 2002, our revenues from electricity sales and Equalization Fund contributions decreased by Euro 1,711 million, or 7.7%, as compared to 2001. The decline was primarily due to a decrease of Euro 2,563 million, or 13.6%, in tariff revenues from sales to Non-Eligible Customers and transport of electricity on our distribution network, which reflected a 8.4% decline in the total volume of electricity sold and a 16.4% decline in the tariff component aimed at covering thermal fuel costs. This decline was only partially offset by a 22.4% increase in the volume of electricity for the domestic free market transported on our distribution network. The decline in revenues from electricity sales and Equalization Fund contributions was also attributable to a decrease of Euro 596 million, or 76.1%, in Equalization Fund contributions that reflected mainly the abolition, effective January 1, 2002, of the Euro 0.0031 per kWh tariff component for generation of electricity to be sold to Non-Eligible Customers.

          The decline in tariff revenues from sales to Non-Eligible Customers and transport of electricity on our distribution network and in Equalization Fund contributions was only partially offset by an increase in revenues from sales to Eligible Customers, sales to Gestore della Rete and international operations. In 2002, such revenues increased by Euro 1,448 million, or 57.6%, of which Euro 804 million were attributable to the first time consolidation of Viesgo, Euro 400 million were attributable to increased sales to other operators (in Italy) and the Gestore della Rete, Euro 121 million were attributable to revenues from electricity trading, and Euro 64 million were attributable to revenues resulting from our activities to hedge risks related to the changes in the tariff component aimed at covering fuel costs.

          In 2002, total other revenues increased by Euro 2,907 million, or 43.6%. This increase was due to an increase in revenues from businesses other than electricity and telecommunications, which rose by Euro 2,028 million, or 62.1%, an increase in revenues from telecommunications services, which rose by Euro 825 million, or 29.3%, and an increase in revenues from reimbursements of our costs for customer connections, inspections and repositioning services, which rose by Euro 54 million, or 9.1%. The increase in revenues from businesses other than electricity and telecommunications was attributable to revenues from fuel trading activities, which rose by Euro 796 million, natural gas distribution and sales, which rose by Euro 569 million, engineering and contracting, which rose by Euro 466 million, minor activities (information technology, real estate, public and art lighting, etc.) which increased by approximately Euro 90 million, and electricity transmission activities, which rose by Euro 21 million.

          The following table shows our operating revenues for each of our business segments for the periods presented.

	Year ended December 31,

	2001	2002

	(in millions of euro )
Generation and Energy Management	€12,631	€11,777
Sales, Infrastructure and Networks	22,206	20,586
Transmission	793	828
Telecommunications	3,176	3,921
Corporate	3,980	1,973
Services and Other Activities	2,321	2,874
Eliminations	(16,326)	(11,982)

Total	€28,781	€29,977

          Generation and Energy Management. In 2002, operating revenues of our Generation and Energy Management segment, prior to eliminations, decreased by Euro 854 million, or 6.8%, as compared to 2001. The decrease was primarily attributable to changes in the scope of consolidation (mainly related to the deconsolidation of Elettrogen, Valgen and Eurogen), which we estimate had a negative impact on the total of approximately Euro 1,600 million. The decrease also reflected a 16.4% decline in the tariff component aimed at covering fuel costs and the abolition of the Euro 0.0031 per kWh tariff component for generation of electricity to be sold on the regulated market. We estimate that the negative effect of these two factors on the revenues of this segment for 2002 resulted in a decrease of approximately Euro 1,300 million. The negative impact of these factors on the revenues of our Generation and Energy Management segment was partially offset by an increase of approximately Euro 700 million in revenues from sales of fuel, primarily due to the sale of fuel to Elettrogen and Eurogen, and an increase of approximately Euro 500 million in revenues from sales of natural gas to the Sales, Infrastructure and Networks segment. The total also reflected an increase of Euro 30 million in revenues from sales made in the U.S. market. Finally, the revenues of our Generation and Energy Management segment reflected the first time consolidation of Viesgo, which had Euro 825 million in revenues in 2002.

          Sales, Infrastructure and Networks. In 2002, operating revenues of our Sales, Infrastructure and Networks segment, prior to eliminations, decreased by Euro 1,620 million, or 7.3%, as compared to 2001. The decrease was primarily due to a Euro 2,251 million or 10.3%, decrease in revenues from the electricity operations of this segment, which decrease was only partially offset by an increase of Euro 631 million, or 144.1%, in revenues from the distribution and sales of natural gas that reflected the acquisition and first time consolidation of Camuzzi Gazometri. The decrease in revenues from electricity operations was attributable primarily to lower revenues from sales on the domestic regulated market and transport of electricity on our distribution network, which revenues decreased by

Euro 2,563 million, or 13.6%. The decrease reflected an 8.4% decline in the volume of electricity sold (reflecting lower sales to Non-Eligible Customers and the disposal of certain municipal distribution networks), and a 16.4% decline in the tariff component aimed at covering thermal fuel costs. The decrease in revenues from sales on the domestic regulated market and transport of electricity on our distribution network was only partially offset by a Euro 121 million increase in revenues from trading of electricity on international markets and a Euro 67 million increase in revenues from connection fees, franchising, and public and art lighting activities. Our 2002 revenues from electricity operations also included Euro 85 million attributable to transport fees for electricity transported in the previous year that the Gestore della Rete attributed to us in 2002.

          Transmission. In 2002, operating revenues of our Transmission segment, prior to eliminations, increased by Euro 35 million, or 4.4%, as compared to 2001, due to a Euro 21 million increase in revenues attributable to higher tariffs, and a Euro 14 million increase in revenues from fees for maintenance services related to the high-voltage lines owned by Enel Distribuzione.

          Telecommunications. In 2002, operating revenues of our Telecommunications segment, prior to eliminations, increased by Euro 745 million, or 23.5%, as compared to 2001, of which Euro 464 million was due to increased traffic on our network. Also, we estimate that approximately Euro 280 million of the increase was attributable to the inclusion of a full year’s results of the former Infostrada operations following their merger into WIND. In 2001, these operations had only been consolidated for the last nine months of the year.

          Corporate. In 2002, operating revenues of our Corporate segment, prior to eliminations, decreased by Euro 2,007 million, or 50.4%, as compared to 2001, of which Euro 1,687 million was attributable to the transfer of agreements for the purchase of fuel to Enel Trade and Euro 153 million was attributable to the lower price at which imported electricity was sold to Enel Distribuzione.

          Services and Other Activities. In 2002, operating revenues in our Services and Other Activities segment, prior to eliminations, increased by Euro 553 million, or 23.8%, as compared to 2001, primarily due to an increase of Euro 520 million in revenues from engineering and contracting that was attributable to increased activities with third parties (Euro 450 million) and with companies of our group (Euro 70 million). The increase was also due to a Euro 71 million increase in revenues from our information technology activities, primarily in connection with the implementation of a SAP information management system. The positive impact of these factors was partially offset by a Euro 68 million decrease in revenues from our real estate business attributable to reduced activities. Of the segment’s total of Euro 2,874 million in operating revenues, Euro 1,621 million was attributable to engineering and contracting, Euro 523 million to information technology services, and Euro 491 million to real estate and related services. Approximately 55% of such revenues were generated by transactions carried out with companies of the Group.

          Eliminations. Eliminations in operating revenues primarily relate to intersegment sales (primarily of fuel and electricity) and services (primarily engineering and contracting). In 2002, these eliminations decreased by Euro 4,344 million, or 26.6%, as compared to 2001, mainly reflecting the transfer of the agreements for the purchase of fuel from our Corporate segment to our Generation and Energy Management segment and the decline in the tariff component aimed at covering thermal fuel costs, which decline resulted in lower revenues from sales from our Generation and Energy Management segment to our Sales, Infrastructure and Networks segment.

Operating expenses

          The following table shows a breakdown of our operating expenses for each of the periods presented:

	Year ended December 31,

	2001	2002

	(in millions of euro)
Operating expenses:
Personnel	€3,722	€3,589
Fuel for thermal generation	5,249	4,255
Purchased power	3,649	4,802
Other operating expenses:
Services and rentals	5,633	5,710
Materials and supplies	2,349	4,212
Provisions	599	504
Other	577	721
Capitalized expenses	(934)	(1,173)

Total	€ 20,844	€ 22,620

          Our consolidated operating expenses for 2002 increased by Euro 1,776 million, or 8.5%, as compared to 2001. Expressed as a percentage of operating revenues, operating expenses increased from 72.4% in 2001 to 75.5% in 2002. The increase in our operating expenses was mostly due to a Euro 1,863 million increase in expenses for material and supplies (of which Euro 1,232 million was attributable to increased purchase costs for natural gas and fuels for distribution and trading activities, and Euro 631 million to increased costs for materials for our engineering and contracting activities and for other construction performed by our Sales, Infrastructure and Networks segment), and a Euro 1,153 million increase due to higher volumes of purchased power. The negative effects of these factors were only partially offset by a Euro 994 million decrease in costs for fuel for thermal generation reflecting the deconsolidation of Elettrogen and Eurogen, and by a Euro 239 million increase in capitalized expenses.

          Personnel costs decreased by Euro 133 million, or 3.6%, as compared to 2001, primarily due to a 6.8% decline in the average number of employees. The decline in headcount was mainly due to early retirements spurred by incentives and, to a lesser extent, reflected the deconsolidation of Elettrogen and Eurogen. These factors were partially offset by a 3.7% increase in the average cost per employee mainly attributable to increased compensation introduced by the new collective agreement for the electricity industry.

          Costs for fuel for thermal generation in 2002 decreased by Euro 994 million, or 18.9%, as compared to 2001, primarily due to a decrease of 13.7% in the volume of electricity produced from thermal sources, reflecting the deconsolidation of Elettrogen and Eurogen. The decrease in costs for fuel for thermal generation was also attributable to the decline of market prices for coal and natural gas and to the depreciation of the U.S. dollar (the currency in which most of our fuel purchases are denominated) against the euro. These factors were only partially offset by an additional Euro 184 million of costs for fuel for thermal generation attributable to the first time consolidation of Viesgo.

          Purchased power costs in 2002 increased by Euro 1,153 million, or 31.6%, as compared to 2001, reflecting a 21.2% increase in volumes purchased, primarily due to purchases made by our Sales, Infrastructure and Networks segment from Elettrogen and Eurogen after their disposal and by Viesgo in the Spanish electricity pool market. The increase in average purchase cost per unit is attributable to a decline of the percentage of total power purchased represented by the power purchased abroad (where prices are usually lower than in Italy).

          Services and rentals costs in 2002 increased by Euro 77 million, or 1.4% as compared to 2001, primarily due to a Euro 252 million increase in costs for services with respect to our increased engineering and contracting activities, and a Euro 243 million increase reflecting the inclusion of a full year’s results of the former Infostrada operations following their merger into WIND. The increase in services and rentals costs also reflected an aggregate Euro 62 million increase attributable to the first time consolidation of Viesgo and Camuzzi Gazometri, a Euro 35 million increase in charges paid to the Gestore della Rete with respect to increased fees to access the network, a Euro 16 million increase in fees paid for the use of water to local authorities, and an aggregate increase of Euro 16 million attributable to increased costs for several other services. These factors were partially offset by a Euro 253 million decrease in the surcharge paid to the Gestore della Rete with respect to the generation of hydroelectric or geothermal electricity as a result of a 21.8% decline in hydroelectric production and a 16.4% decline in the tariff component aimed at covering thermal fuel costs on the basis of which the surcharge is calculated, by a Euro 164 million decrease attributable to the deconsolidation of Elettrogen, Eurogen and Valgen, and by an approximately Euro 130 million decrease reflecting lower costs for interconnection and roaming in our telecommunications activities.

          Materials and supplies costs in 2002 increased by Euro 1,863 million, or 79.3% , as compared to 2001, primarily due to a Euro 804 million increase in costs for supplies of fuel for trading activities mainly attributable to fuel purchased for resale to Elettrogen and Eurogen after their disposal, a Euro 631 million increase in costs for materials for our engineering and contracting activities, and a Euro 428 million increase in costs for supplies of natural gas mainly attributable to the first time consolidation of Camuzzi Gazometri.

          Provisions in 2002 decreased by Euro 95 million, or 15.9%, as compared to 2001. The overall reduction reflected decreases of Euro 59 million in write-downs of fixed-assets and receivables recorded by our Telecommunications segment, and Euro 36 million in other provisions for risks and charges.

          Other costs in 2002 increased by Euro 144 million, or 25.0%, as compared to 2001, primarily due to a Euro 195 million increase in costs for the purchase of green certificates. Please refer to “Item 4. Information on the Company—Regulatory Matters—Electricity Regulation—Regulatory framework—Promotion of renewable resources.” Such increase was only partially offset by a Euro 44 million decrease in contributions paid by WIND with respect to telecommunications concessions.

          Capitalized expenses in 2002 increased by Euro 239 million, or 25.6%, as compared to 2001, primarily reflecting capital improvements of our plants, equipment and electricity distribution networks.

          The following table shows a breakdown of our operating expenses by business segment for each of the periods presented.

	Year ended December 31,

	2001	2002

	(in millions of euro)
Generation and Energy Management	€ 8,698	€ 8,994
Sales, Infrastructure and Networks	19,100	17,269
Transmission	324	310
Telecommunications	3,345	3,444
Corporate	3,642	1,805
Services and Other Activities	1,976	2,726
Eliminations	(16,241)	(11,928)

Total	€ 20,844	€ 22,620

          Generation and Energy Management. In 2002, operating expenses for our Generation and Energy Management segment (which primarily consist of fuel costs, fees paid to the Gestore della Rete, and personnel and maintenance costs for our power plants), prior to eliminations, increased by Euro 296 million, or 3.4%, as compared to 2001. This increase was primarily due to an aggregate increase of Euro 1,200 million in costs for purchases of fuel for our trading activities (including the resale of fuel to Elettrogen and Eurogen) and of natural gas for resale to our Sales, Infrastructure and Network segment. The increase also reflected Euro 640 million in costs attributable to the first time consolidation of Viesgo, a Euro 164 million increase in costs for this segment’s purchase of green certificates, a Euro 35 million increase in charges paid to the Gestore della Rete and a Euro 16 million increase in fees for the use of water. These factors were partially offset by the deconsolidation of Elettrogen, Valgen and Eurogen, which we estimate resulted in a reduction in costs of approximately Euro 1,170 million, a Euro 293 million decrease in costs for fuel for thermal generation, a Euro 253 million decrease in costs for hydroelectric surcharge and a Euro 65 million decrease in costs for personnel.

          Sales, Infrastructure and Networks. In 2002, operating expenses for our Sales, Infrastructure and Networks segment (which primarily consist of purchases of power and natural gas and costs associated with running our distribution network), prior to eliminations, decreased by Euro 1,831 million, or 9.6%, as compared to 2001. This decrease was primarily due to a Euro 2,317 million decrease in costs for purchased power, reflecting a 8.4% decline in volumes of electricity sold on the domestic regulated market and the reduction in the fuel cost component of the tariff paid to purchase electricity. The decrease was also due to a Euro 134 million decrease in costs for personnel employed in the domestic electricity activities. These factors were partially offset by the first time consolidation of Camuzzi Gazometri, which we estimate accounted for an increase in costs of approximately Euro 554 million (of which Euro 428 million related to costs for purchases of gas), an increase of Euro 50 million in expenses in our franchising and public and art lighting activities and an increase of Euro 27 million in accruals for provisions for risks and charges.

          Transmission. In 2002, operating expenses for our Transmission segment, prior to eliminations, decreased by Euro 14 million, or 4.3%, as compared to 2001, primarily due to lower costs for services.

          Telecommunications. In 2002, operating expenses for our Telecommunications segment, prior to eliminations, increased by Euro 99 million, or 3.0%, as compared to 2001. We estimate that an increase of approximately Euro 291 million (of which Euro 243 million relates to costs for services) was attributable to the inclusion of a full year’s results of the former Infostrada operations following their merger into WIND. The overall increase was also due to a Euro 45 million increase in interconnection costs due to increased traffic volumes. These factors were partially offset by a Euro 175 million decrease in roaming costs due to the development of our mobile telecommunication network, which reduced our need to access to other operator’s networks, and a Euro 59 million decrease reflecting lower write-downs of tangible assets and trade receivables in 2002.

          Corporate. In 2002, operating expenses for our Corporate segment, prior to eliminations, decreased by Euro 1,837 million, or 50.4%, as compared to 2001, primarily due to a Euro 1,689 million decrease in costs for purchases of fuel resulting from the transfer of the agreements for the purchase of fuel to Enel Trade. The overall decrease also reflected a Euro 53 million decrease in accruals for pension benefits to our retired managers, and a Euro 50 million decrease in costs for services.

          Services and Other Activities. In 2002, operating expenses in our Services and Other Activities segment, prior to eliminations, increased by Euro 750 million, or 38.0%, as compared to 2001, primarily due to a Euro 763 million increase in costs in our engineering and contracting operations, reflecting an increased level of activity, and a Euro 85 million increase in expenses in our information technology service business in connection with the implementation of a SAP information management system. These factors were only partially offset by an approximately Euro 100 million decrease in costs for our real estate business reflecting a reduced level of activity.

          Eliminations. Eliminations for operating expenses principally consist of the elimination of intersegment electricity and fuel purchases and costs for the provision of intersegment services. In 2002, the decrease of Euro 4,313 million, or 26.6%, was in line with the corresponding amount relating to operating revenues.

Depreciation and amortization

          The following table shows depreciation and amortization for each of our business segments for each of the periods presented:

	Year ended December 31,

	2001	2002

	(in millions of euro)
Generation and Energy Management	€ 1,363	€ 1,315
Sales, Infrastructure and Networks	1,580	1,217
Transmission	240	247
Telecommunications	1,068	1,496
Corporate	2	4
Services and Other Activities	206	198

Total	€ 4,459	€ 4,477

          Depreciation and amortization for 2002 increased by Euro 18 million, or 0.4%, as compared to 2001, mainly as a result of a Euro 428 million increase in our Telecommunications segment that was partially offset by a Euro 363 million decrease in our Sales, Infrastructure and Networks segment and a Euro 48 million decrease in our Generation and Energy Management segment.

          Depreciation and amortization for our Generation and Energy Management segment decreased by Euro 48 million, or 3.5%, as a result of the deconsolidation of Elettrogen, Valgen and Eurogen, which we estimate resulted in a decrease of Euro 179 million, partially offset by an increase of Euro 122 million attributable to the first time consolidation of Viesgo. Depreciation and amortization for our Sales, Infrastructure and Networks segment decreased by Euro 363 million, or 23.0%, primarily due to a Euro 407 million decrease mainly attributable to the fact that, until December 31, 2001, connection fees paid by Non-Eligible Customers were recorded as revenues as well as being partially reflected in an increase of the depreciation of capital investments on the distribution network. As a result of the state of completion attained by our distribution network, starting from 2002, connection fees are no longer deemed to be associated with the development of such network and are no longer reflected in the depreciation of capital investments, but rather are included in revenues as connections are made. This factor was partially offset by a Euro 44 million increase in depreciation and amortization for the gas activities as a result of the first time consolidation of Camuzzi Gazometri. Depreciation and amortization for our Telecommunications segment increased by Euro 428 million, or 40.1%, as compared to 2001, reflecting a Euro 244 million decrease in depreciation related to capital expenditures for the development of our telecommunications network. Also, we estimate that the inclusion of a full year’s results of the former Infostrada operations following their merger into WIND, was responsible for an increase in depreciation and amortization of approximately Euro 184 million, of which Euro 127 million represented the amortization of the goodwill associated with the acquisition of Infostrada.

Operating income

          The following table shows operating income for each of our business segments for the periods presented:

	Year ended December 31,

	2001	2002

	(in millions of euro)
Generation and Energy Management	€ 2,570	€ 1,468
Sales, Infrastructure and Networks	1,526	2,100
Transmission	229	271
Telecommunications	(1,237)	(1,019)
Corporate	336	164
Services and Other Activities	128	(50)
Eliminations	(74)	(54)

Total	€ 3,478	€ 2,880

          Operating income decreased by Euro 598 million, or 17.2%, as compared to 2001, primarily due to a Euro 1,102 million decrease in income in our Generation and Energy Management segment. The overall decrease also reflected a Euro 178 million decrease in income in the Services and Other Activities segment and a Euro 172 million decrease in income in the Corporate segment. These factors were only partially offset by a Euro 574 million increase in income in Sales, Infrastructure and Networks, a Euro 218 million increase in income in our Telecommunications segment, and a Euro 42 million increase in income in our Transmission segment.

          Generation and Energy Management. In 2002, operating income of our Generation and Energy Management segment, prior to eliminations, decreased by Euro 1,102 million, or 42.9%, as compared to 2001. This decrease was due to a Euro 931 million decrease in operating income earned from the sale of electricity that reflected lower tariffs, a 21.8% decline in hydroelectric production, and increased costs for the purchase of green certificates. This decrease also reflected the deconsolidation of Elettrogen, Eurogen and Valgen, which we estimate resulted in a decrease of approximately Euro 256 million. These factors were only partially offset by a Euro 85 million increase in operating income attributable to the first time consolidation of Viesgo.

          Sales, Infrastructure and Networks. In 2002, operating income of our Sales, Infrastructure and Networks segment, prior to eliminations, increased by Euro 574 million, or 37.6%, as compared to 2001. This increase was mainly due to lower depreciation and amortization of Euro 363 million, a Euro 178 million increase in operating income earned from sales and distribution of electricity, and a Euro 33 million increase due to the first time consolidation of Camuzzi Gazometri.

          Transmission. In 2002, operating income of our Transmission segment, prior to eliminations, increased by Euro 42 million, or 18.3%, as compared to 2001, primarily due to higher tariff and fee revenues.

          Telecommunications. In 2002, the operating loss of our Telecommunications segment, prior to eliminations, decreased by Euro 218 million, or 17.6%, as compared to 2001, reflecting a higher volume of activity. An increase in revenues reduced the operating loss of the sector’s core operations by Euro 424 million, though the effect of this on the total was partially offset by the effect of the inclusion of a full year’s results of the former Infostrada operations following their merger into WIND, which we estimate increased the segment’s operating losses by approximately Euro 206 million.

          Corporate. In 2002, operating income of our Corporate segment, prior to eliminations, decreased by Euro 172 million, or 51.2%, as compared to 2001, mainly due to the decline in the price at which this segment sold imported electricity to our Sales, Infrastructure and Networks segment.

          Services and Other Activities. In 2002, the operating loss of our Services and Other Activities segment, prior to eliminations, was Euro 50 million, as compared to operating income of Euro 128 million in 2001. This decrease was primarily due to a Euro 243 million decrease in operating income from our engineering and contracting business attributable to losses incurred with respect to certain international operations. This factor was partially offset by a Euro 73 million increase in operating income from our real estate and related services business.

          Eliminations. Eliminations for operating income mainly related to income from our engineering and contracting activities resulting from transactions with companies in our Generation and Energy Management segment. In 2002, the decrease of Euro 20 million, or 27.0%, was due to lower income from these activities.

Financial expense

          Net financial expense increased by Euro 68 million, or 6.1%, from Euro 1,110 million in 2001 to Euro 1,178 million in 2002, primarily due to an increase in our average net financial debt from Euro 20,743 million in 2001 to Euro 23,386 million in 2002. The total increase in our average net financial debt reflected primarily our capital expenditures in 2002 and the financing of our acquisition of Viesgo and Camuzzi Gazometri, which increased our financial debt, and the use of some of the proceeds from our divestiture of Eurogen for repayments, which reduced our financial debt.

Equity losses

          The Euro 59 million charge recorded in 2002 consisted primarily of write-downs in the value of investments in other companies, of which Euro 24 million related to our holdings in Echelon Corporation and Euro 31 million to venture-capital investments. The decrease of Euro 26 million in the total charge as compared to 2001 reflected mainly a reduction in the amount of such write-downs, as compared to 2001.

Extraordinary income (expense)

          We recorded net extraordinary income of Euro 736 million in 2002, as compared to Euro 2,318 million in 2001.

          Extraordinary income for 2002 principally consisted of:

•	A capital gain on the disposal of Eurogen of Euro 2,313 million;

•	Capital gains on the disposal of the distribution networks in the municipalities of Milan and Verona totaling Euro 459 million;

•	Adjustments in income taxes with respect to previous years for a total of Euro 64 million, resulting primarily from the re-calculation of the rates applicable to capital gains related to the sale of certain assets of our real estate business;

•	Adjustments in interconnection fees and other items relating to our Telecommunications segment, totaling Euro 46 million;

•	Adjustments and extraordinary gains attributable to the reimbursement of certain regulatory charges paid in prior years, which were recorded by Viesgo and totaled Euro 34 million;

          This extraordinary income was partially offset by extraordinary expenses that principally consisted of

•	A write-down of Euro 1,511 million in the value of goodwill relating to our Telecommunications segment, reflecting a reassessment of the value of our telecommunications business;

•	Charges connected with early retirement incentives totaling Euro 291 million;

•	A write-down of Euro 94 million in the value of a discontinued geothermal plant;

•	Adjustments, write-downs and other items relating to our Telecommunications segment, totaling Euro 92 million;

•	A write-down of Euro 58 million in the value of generation plants with respect to the decommissioning of such plants in view of their conversion to combined-cycle gas turbine technology;

•	A write-down of Euro 49 million in the value of parts of plants in connection with engineering and contracting projects in South America that are no longer expected to be realized due to the adverse economic conditions in the region.

•	An adjustment of Euro 41 million in the capitalized cost for extraordinary contributions due following the suppression of the Electricity Sector Employee Pension Fund, as a result of reductions in personnel;

•	Adjustments and accruals recorded by Viesgo totaling Euro 39 million.

          You should read note 23 to our consolidated financial statements for a discussion of the different criteria used under Italian GAAP and U.S. GAAP for determining what constitutes an extraordinary item.

Income taxes

          The following table shows a breakdown of our income taxes for the periods indicated.

	Year ended December 31,

	2001	2002

	(in millions of euro)
Income taxes:
Current and deferred taxes	€1,338	€881
Release of deferred tax provision following freeing-up of accelerated depreciation reserves	(603)	(60)
Tax incentives on capital expenditure (Tremonti-bis Law)	(86)	(213)
Total	€649	€608

          The total tax charge for 2002 was Euro 608 million, which was Euro 41 million, or 6.3%, lower than the charge for 2001. The decrease reflected primarily a Euro 457 million decrease in current and deferred taxes due to the decrease in income.

          The decrease was also attributable to the positive impact of the tax incentive regime applicable to capital investments made in 2001 and 2002. Pursuant to this regime, net capital investments made in excess of the amount corresponding to the average amount of such investments made in prior years were partially deductible from taxable income. In 2002, the benefit resulting from this incentive increased by Euro 127 million as compared to 2001. The decrease in total tax charges also reflected a Euro 60 million release, in 2002, of the provision for deferred taxes accrued at December 31, 2001. Italian tax law enables companies to apply an asset depreciation regime different from the one applicable for accounting purposes. Companies are entitled to accelerate the tax depreciation of assets insofar as they create two special reserves. Whereas one reserve must account for the accelerated depreciation, the other reserve accounts for the deferred taxes (calculated by applying the standard corporate tax rate) which will be due on the portion of depreciation resulting from the financial statements, but already deducted for tax purposes in prior periods, once the accelerated depreciation period is over. The Italian Budget Law for 2003 reconfirmed a regime (already available in 2002 with respect to the 2001 tax period) whereby companies had the option to release reserves for accelerated depreciation by paying immediately a tax of 19% in lieu of the tax accrued in the deferred taxes reserve at the standard corporate tax rate. As a result of such release, the provisions for deferred taxes were reduced for an amount corresponding to the difference between the standard corporate tax and the 19% substitute tax levied on the portion of the accelerated depreciation reserves released.

          In 2002, our tax rate applicable to ordinary income, net of the effects of the extraordinary items, was equal to approximately 47%, relatively unchanged as compared to 2001.

Net income

          Net income decreased by Euro 2,218 million, or 52.5%, from Euro 4,226 million in 2001 to Euro 2,008 million in 2002. This decrease was primarily due to a Euro 1,582 million decline in net extraordinary income reflecting a write-down of Euro 1,511 million in the value of goodwill relating to our Telecommunications segment, and a Euro 598 million decrease in operating income.

2001 compared with 2000

Operating revenues

          The following table shows the different sources of our operating revenues for the years ended December 31, 2000 and 2001.

	Year ended December 31,

	2000	2001

	(in millions of euro)
Electricity sales
Tariff revenues from sales to Non-Eligible Customers and transport of electricity on our distribution network	€11,683	€18,807
Revenues from Sales to Eligible Customers, sales to Gestore della Rete and international operations	1,298	2,516
Equalization Fund contributions for:
Fuel costs	5,367	—
Electricity imports, electricity purchases and other	4,410	783

Total	€22,758	€22,106

Other revenues:
Telecommunications services	€—	€2,817
Reimbursement of costs for customer connections, inspections and repositioning services	633	591
Other (1)	1,718	3,267

Total other revenues	2,351	6,675

Total operating revenues	€25,109	€28,781

(1)    “Other” mainly includes revenues from our engineering and contracting, gas distribution, fuel trading, public and art lighting , franchising, and research and development operations other than reimbursements and sales of materials.

          Our consolidated operating revenues for 2001 increased by Euro 3,672 million, or 14.6%, compared to 2000. The increase in our operating revenues was primarily due to the consolidation of our telecommunications companies that were not consolidated in 2000, as described in more detail in “—Overview—Business Segments.” The increase in our operating revenues was also due to an increase in other revenues. We estimate that our revenues would have increased by approximately Euro 2,021 million, or 7.6%, if we had consolidated WIND for the period from January 1, 2000 through December 31, 2000, and had owned and consolidated Infostrada for the period from April 1, 2000 through December 31, 2000.

          In 2001, our revenues from electricity sales and Equalization Fund contributions decreased by Euro 652 million, or 2.9%. The decline was primarily attributable to lower tariffs for electricity sold on the regulated market, which decreased on average by approximately 10.4% due to the introduction of the price-cap tariff methodology and the decrease of approximately Euro 0.0052 per kWh in the tariff component aimed at covering fixed production costs. The decrease in revenues from electricity sales and Equalization Fund contributions also reflected a 7.2% decline in the total volume of electricity sold in both the regulated and free markets. Finally, as of January 1, 2001, Equalization Fund contributions no longer include reimbursement for fuel costs, as a component aimed at covering fuel costs is now included in the tariff. In 2001, the tariff component aimed at covering fuel costs grew on average by approximately 12.5%.

          The effect on our revenues of the lower electricity tariffs and lower volume of electricity sold was only partially offset by the introduction, in January 2001, of a single price for electricity, which applies also to sales of hydroelectric and geothermal electricity and which includes a component relating to variable production costs that was previously covered by Equalization Fund contributions only with respect to the generation of thermal electricity.

          In 2001, total other revenues increased by Euro 4,324 million, or 183.9%, of which Euro 2,817 million was attributable to the first-time consolidation of our telecommunications companies. The increase also reflected higher revenues from businesses other than electricity and telecommunications, which rose by Euro 1,507 million, or 64.1%, primarily due to higher sales to third parties by our fuel trading, engineering and contracting and gas distribution activities.

          The following table shows our operating revenues for each of our business segments for the periods presented.

	Year ended December 31,

	2000	2001

	(in millions of euro)
Generation and Energy Management	€11,623	€12,631
Sales, Infrastructure and Networks	14,070	22,206
Transmission	771	793
Telecommunications	—	3,176
Corporate	9,800	3,980
Services and Other Activities	1,654	2,321
Eliminations	(12,809)	(16,326)

Total	€25,109	€28,781

          Generation and Energy Management. In 2001, operating revenues of our Generation and Energy Management segment, prior to eliminations, increased by Euro 1,008 million, or 8.7%, as compared to 2000. The increase was primarily attributable to a Euro 643 million increase in revenues from our fuel trading activities, as the volume of those activities continued to increase following their commencement in 2000. The increase also reflected Euro 365 million in revenues from generation activities mainly due to the introduction, in January 2001, of a single price for electricity, which applies also to sales of hydroelectric and geothermal electricity and which includes a component relating to variable production costs that was previously covered by the Equalization Fund contributions only with respect to the generation of thermal electricity, and to higher revenues from the fuel component of the tariffs paid in the first months of 2001, which reflected high fuel costs in the last quarter of 2000. In 2001, revenues of our Generation and Energy Management segment also included non-recurring revenues of Euro 431 million, of which Euro 314 million related to the receipt of CIP 6 contributions accrued in past years and Euro 117 million resulted from the release of a provision created in 2000 to cover potential liability for stranded costs that we believe will not accrue under the new method to calculate stranded costs introduced by the Ministerial Decree and the Energy Authority’s decision issued in 2001. The positive impact of these factors was partially offset by a decline of 7.4% in net domestic generation, primarily attributable to the sale of Elettrogen and Valgen during 2001, and a decrease of approximately Euro 0.0052 per kWh in the tariff component aimed at covering fixed production costs.

          Sales, Infrastructure and Networks. In 2001, operating revenues of our Sales, Infrastructure and Networks segment increased, prior to eliminations, by Euro 8,136 million, or 57.8%, as compared to 2000, primarily due to the new tariff structure which, starting on January 1, 2001, includes a component aimed at covering fuel costs, which had been previously been the subject of Equalization Fund contribution paid to the Generation and Energy Management segment. Revenues from sales to Eligible Customers increased by Euro 701 million, or 55.9%, reflecting an increase of approximately 28.3% in the volume of electricity sold and an increase of approximately 21.3% in revenues per unit that reflected the higher fuel component of the tariff and higher sales of medium-voltage electricity. The positive impact of these factors was partially offset by the effect of the price-cap tariff methodology introduced in 2001, which reduces electricity tariffs by a fixed percentage each year, and a reduced total volume of electricity sold on the regulated market, which decreased by 11.0%, as compared to 2000. The increase in revenues from this segment also reflected a Euro 359 million increase in revenues from sales of natural gas that was attributable to the acquisition of several gas distributors in the first half of 2001.

          Transmission. In 2001, operating revenues of our Transmission segment, prior to eliminations, increased by Euro 22 million, or 2.9%, as compared to 2000, due primarily to the increased scope of the segment’s activities following the transfer of responsibility for the maintenance of our high voltage distribution network from Enel Distribuzione. Revenues from fees to access the national transmission network were Euro 709 million and relatively unchanged as compared to 2000.

          Telecommunications. In 2001, the Telecommunications segment, prior to eliminations, recorded operating revenues of Euro 3,176 million, of which Euro 2,256 million was attributable to WIND and Euro 920 million was attributable to Infostrada for the nine month period from the date of the acquisition to the end of the year. As compared to the unaudited selected financial data we prepared for comparison purposes only for the year 2000, telecommunications revenues increased by Euro 1,040 million or 48.0% from Euro 2,136 million.

          Corporate. In 2001, operating revenues of our Corporate segment, prior to eliminations, were Euro 3,980 million, of which Euro 3,542 million was attributable to intra-Group sales of fuel and electricity and Euro 243 million to revenues from assistance and consulting services provided to companies of the Group. As compared to 2000, corporate revenues decreased by approximately Euro 5,820 million, or 59.4%, primarily as a result of the transfer of the contracts for the purchase of electricity from national producers to the Gestore della Rete, effective January 1, 2001, and the transfer of most of the fuel purchase contracts to our Generation and Energy Management segment.

          Services and Other Activities. In 2001, revenues from our Services and Other Activities segment, prior to eliminations, increased by Euro 667 million, or 40.3%, as compared to 2000, primarily due to a Euro 561 million increase in revenues from our engineering and contracting activities, of which Euro 406 million was attributable from engineering and contracting services provided to third parties. The increase also reflected an approximately Euro 100 million increase in revenues from information technology activities attributable to the implementation of our SAP information management system.

          Eliminations. Eliminations in operating revenues primarily relate to intersegment sales (primarily of fuel and electricity) and services (primarily engineering and contracting) and increased by Euro 3,517 million, or 27.5%, as compared to 2000, mainly as a result of the new tariff mechanism, under which distribution companies pay to generation companies the full price of the electricity sold, including the components that were covered by Equalization Fund contributions in 2000.

Operating expenses

          The following table shows a breakdown of our operating expenses for each of the periods presented:

	Year ended December 31,

	2000	2001

	(in millions of euro)
Operating expenses:
Personnel	€3,531	€3,722
Fuel for thermal generation	5,644	5,249
Purchased power	4,373	3,649
Other operating expenses:
Services and rentals	2,453	5,633
Materials and supplies	848	2,349
Provisions	534	599
Other	392	577
Capitalized expenses	(878)	(934)

Total	€16,897	€20,844

          Our consolidated operating expenses for 2001 increased by Euro 3,947 million, or 23.3%, as compared to 2000. Expressed as a percentage of operating revenues, operating expenses increased from 67.3% to 72.4%. The increase in our operating expenses was primarily due to the consolidation of telecommunications companies that were not consolidated in 2000, which accounted for operating expenses (net of intragroup transactions) of Euro 3,185 million in 2001. The Telecommunications segment’s operating expenses in 2001 related primarily to costs for services and rentals (Euro 2,337 million), costs for personnel (Euro 297 million) and costs for material and supplies (Euro 287 million). The increase in our operating expenses also reflected higher costs for services and rentals and for materials and supplies in segments other than our Telecommunications segment; these costs increased by Euro 1,144 million and Euro 1,214 million, respectively. Other costs in segments other than our Telecommunications segment also increased by Euro 56 million due to higher indirect and local taxes and charges related to the establishment by the Energy Authority of a system of bonuses and penalties to enhance the quality of service provided by electricity companies. The negative effects of these factors were partially offset by certain cost reductions in segments other than our Telecommunications segment, including reductions in costs for purchased power, which decreased by Euro 724 million, costs for fuel for thermal generation, which decreased by Euro 395 million, provisions, which decreased by Euro 132 million, and costs for personnel, which decreased by Euro 106 million. Finally, following WIND’s consolidation our consolidated operating expenses no longer include costs related to payments to WIND in consideration of telecommunication services provided to our Group; these costs amounted to Euro 301 million in 2000.

          Personnel costs in 2001 were Euro 3,722 million, of which Euro 297 million were attributable to our Telecommunications segment. Personnel costs in segments other than our Telecommunications segment decreased by approximately Euro 106 million, or 3.0%, partially due to a decrease of approximately 7.0% in the average number of employees in these segments. The decline in headcount was primarily attributable to the disposal of Elettrogen and certain municipal electricity distribution networks and to early retirements spurred by incentives. The impact of these factors on personnel costs was only partially offset by the negative impact of certain payments that we were required to make under the new collective bargaining agreement that came into effect as of July 24, 2001.

          Costs for fuel for thermal generation in 2001 were Euro 5,249 million, having declined by Euro 395 million, or 7.0%, primarily due to a decrease of 9.2% in the volume of electricity produced from thermal sources, the effect of which was only partially offset by the higher average purchase price of coal and the appreciation of the US dollar (the currency in which most of our fuel purchases are denominated) against the Euro.

          Purchased power costs in 2001 were Euro 3,649 million, having declined by approximately Euro 724 million, or 16.6%, notwithstanding a 2.8% increase in the volume of energy purchased during the year, reflecting lower unit costs for electricity acquired at direct auctions held by the Gestore della Rete.

          Services and rentals costs in 2001 were Euro 5,633 million, of which Euro 2,337 million were attributable to our Telecommunications segment (net of intragroup transactions). Services and rentals costs in segments other than our Telecommunications segment increased by Euro 1,144 million, or 46.6%, due primarily to a Euro 638 million increase in the surcharge paid to the Gestore della Rete with respect to the generation of hydroelectric or geothermal electricity. Please refer to “Item 4. Information on the Company—Regulatory Matters— Tariffs for Non-Eligible Customers.” Services and rentals costs in segments other than our Telecommunications segment also increased as a result of an increase of approximately Euro 155 million in costs for electricity transport due to higher volumes of electricity sold to Eligible Customers, an increase of approximately Euro 120 million in the cost of external services used in our engineering and contracting activities, which grew significantly during the year, and a Euro 90 million increase in leases and rental expenses due to the transfer of some of our real estate and motor vehicle leasing activities to affiliated companies.

          Materials and supplies costs in 2001 were Euro 2,349 million, of which approximately Euro 287 million were attributable to our Telecommunications segment. Materials and supplies costs in segments other than our Telecommunications segment increased by approximately Euro 1,214 million, or 143.2%, primarily due to approximately Euro 883 million in additional costs for fuel acquired for trading activities and gas acquired for distribution, as well as Euro 296 million in additional costs for materials mostly used in our engineering and contracting operations, which grew significantly during the year.

          Provisions in 2001 were Euro 599 million, of which approximately Euro 197 million were attributable to our Telecommunications segment. Provisions in segments other than our Telecommunications segment decreased by Euro 132 million, or 24.7%, primarily due to the release of a provision of Euro 117 million created in 2000 to cover potential liability for stranded costs that we now believe will not accrue under the new method to calculate stranded costs introduced by the Ministerial Decree and the Energy Authority’s decision issued in 2001.

          Other costs in 2001 were Euro 577 million, of which approximately Euro 129 million were attributable to our Telecommunications segment. Other costs in segments other than our Telecommunications segment increased by Euro 56 million, or 14.3%, due primarily to higher indirect and local taxes and charges related to the establishment by the Energy Authority of a system of bonuses and penalties to enhance the quality of service provided by electricity distribution companies.

          Capitalized expenses in 2001 were Euro 934 million, of which approximately Euro 54 million were attributable to our Telecommunications segment. Capitalized expenses in segments other than our Telecommunications segment were relatively unchanged as compared to 2000.

          The following table shows a breakdown of our operating expenses by business segment for each of the periods presented.

	Year ended December 31,

	2000	2001

	(in millions of euro)
Generation and Energy Management	€7,835	€8,698
Sales, Infrastructure and Networks	10,930	19,100
Transmission	305	324
Telecommunications	—	3,345
Corporate	9,305	3,642
Services and Other Activities	1,274	1,976
Eliminations	(12,752)	(16,241)

Total	€16,897	€20,844

          Generation and Energy Management. Operating expenses for the Generation and Energy Management segment (which primarily consist of fuel costs (for both thermal generation and trading activities), prior to eliminations, access fees to the national transmission network, and personnel and maintenance costs for our production plants, increased by Euro 863 million, or 11.0%, in 2001 as compared to 2000. The increase was due primarily to a Euro 638 million increase in the surcharge paid to the Gestore della Rete with respect to the generation of hydroelectric or geothermal electricity, and to a Euro 630 million increase in purchases of fuel for trading activities. Please refer to “Item 4. Information on the Company—Regulatory Matters— Tariffs for Non-Eligible Customers.” The negative impact of this factor was partially offset by a decrease of Euro 250 million in fuel costs for power generation due to a decline in consumption, and by the sale of Elettrogen, which we estimate resulted in reduction of costs amounting to approximately Euro 180 million.

          Sales, Infrastructure and Networks. Operating expenses for our Sales, Infrastructure and Networks segment (which primarily consist of purchased power and costs associated with running our distribution network), prior to eliminations, increased by Euro 8,170 million, or 74,7%, in 2001 as compared with 2000. The increase was primarily attributable to the fact that the segment’s costs for purchasing power on the regulated market rose by approximately Euro 7,197 million due to the new tariff which, starting on January 1, 2001, includes a component aimed at covering fuel costs, which had been previously covered by Equalization Fund contributions paid to the generation segment. The increase in operating expenses in this segment also reflected an increase of Euro 700 million in the costs for purchased power that was attributable to higher volumes of power that we sold on the free market in 2001, and an increase of approximately Euro 330 million in operating costs at our national gas operations following the acquisitions of several gas distributors during that year. These factors were partially offset by a decrease in personnel costs of approximately Euro 100 million due to reductions in headcount.

          Transmission. In 2001, operating expenses for our Transmission segment, prior to eliminations, increased by Euro 19 million, or 6.2%, as compared to 2000, primarily as a result of its increased scope of activities following the transfer from Enel Distribuzione of the maintenance of our high voltage distribution network.

          Telecommunications. Operating expenses for our Telecommunications segment, prior to eliminations, totaled Euro 3,345 million in 2001, of which Euro 2,463 million represented costs for services and rentals, Euro 297 million represented costs for personnel, and Euro 287 million represented costs for materials and supplies. As compared to the unaudited selected financial data we prepared for the year 2000, telecommunications expenses increased by approximately Euro 599 million, or 21.8%, from Euro 2,746 million.

          Corporate. Operating expenses of our Corporate segment, prior to eliminations, decreased in 2001 by Euro 5,663 million, or approximately 61.0%. This decrease was primarily due to a decrease of Euro 5,695 million in costs for purchases of fuel and electricity due to the transfer of the contracts for the purchase of electricity from national producers to the Gestore della Rete effective January 1, 2001, and the transfer of most of our fuel purchase contracts to our Generation and Energy Management segment. In addition, costs for personnel decreased by approximately Euro 59 million in 2001 as compared to 2000. Costs for services and rentals in our Corporate segment increased by approximately Euro 43 million in 2001 as compared to 2000.

          Services and Other Activities. In 2001, operating expenses for our Services and Other Activities segment, prior to eliminations, increased by Euro 702 million, or 55.1%, as compared to 2000, of which Euro 546 million was attributable to an increased level of activity at our engineering and contracting business. The increase also reflected an increase of approximately Euro 150 million in operating expenses of our information technology activity as a result of the implementation of our SAP information management system.

          Eliminations. Eliminations for operating expenses principally consist of the elimination of intersegment electricity and fuel purchases and costs for the provision of intersegment services. The increase of Euro 3,489 million, or 27.4%, was in line with the corresponding amount relating to operating revenues.

Depreciation and amortization

          The following table shows depreciation and amortization for each of our business segments for each of the periods presented:

	Year ended December 31,

	2000	2001

	(in millions of euro)
Generation and Energy Management	€1,409	€1,363
Sales, Infrastructure and Networks	1,631	1,580
Transmission	229	240
Telecommunications	—	1,068
Corporate	7	2
Services and Other Activities	183	206

Total	€3,459	€4,459

          Depreciation and amortization for 2001 increased by Euro 1,000 million, or 28.9% as compared to 2000, primarily as a result of the first time consolidation of our telecommunications companies. Depreciation and amortization for our Telecommunications segment during the year totaled 1,068 million, of which Euro 382 million related to the amortization of the Euro 7,631 million in goodwill associated with our acquisition of Infostrada in March 2001. Under Italian GAAP, amortization is recorded on a straight-line basis over a period of 15 years, with the amount recorded in 2001 relating to the nine months from the date of the acquisition to the end of the year. Depreciation and amortization in segments other than our Telecommunications segment decreased by Euro 68 million or 2.0% as compared with 2000, primarily due to an aggregate decline of Euro 91 million in the electricity sector, reflecting increased efficiency in the implementation of our investments. This factor was partially offset by an increase of Euro 23 million in depreciation and amortization in other activities, mainly due to the development of our information technology activities.

Operating income

          The following table shows operating income for each of our business segments for the periods presented:

	Year ended December 31,

	2000	2001

	(in millions of euro)
Generation and Energy Management	€2,379	€2,570
Sales, Infrastructure and Networks	1,509	1,526
Transmission	237	229
Telecommunications	—	(1,237)
Corporate	488	336
Services and Other Activities	197	128
Eliminations	(57)	(74)

Total	€4,753	€3,478

          Operating income decreased by Euro 1,275 million, or 26.8%, in 2001 as compared to 2000, primarily due to the first time consolidation of our telecommunications companies. Our Telecommunications segment recorded an operating loss of Euro 1,237 million in 2001, reflecting the significant level of their expenses and investments incurred as they develop their businesses. Operating income of segments other than our Telecommunications segment decreased by approximately Euro 38 million, or 0.8% or as compared to 2000, primarily due to decreases in the operating income of our Corporate and Services and Other Activities segments.

          Generation and Energy Management . In 2001, operating income of our Generation and Energy Management segment, prior to eliminations, increased by Euro 191 million, or 8.0%, as compared to 2000, primarily due to non-recurring income of Euro 431 million, of which Euro 314 million related to the receipt of CIP 6 contributions related to past years and Euro 117 million to our reversal of a provision for potential liability for stranded costs, which we now believe will not accrue under the new method to calculate stranded costs introduced by the Ministerial Decree and the Energy Authority’s decision issued in 2001. The increase also reflected a decrease of Euro 46 million in depreciation, an increase of Euro 36 million in income from fuel trading operations and an increase of Euro 10 million in income from international activities. The positive impact of these factors was partially offset by a decrease of Euro 280 million in operating income earned from sales of electricity that reflected lower tariffs and lower volumes of electricity generated, and the disposal of Elettrogen in September 2001, which reduced the sector’s operating income for the year by approximately Euro 70 million.

          Sales, Infrastructure and Networks. In 2001, operating income of our Sales, Infrastructure and Networks segment, prior to eliminations, increased by Euro 17 million, or 1.1%, as compared to 2000, primarily due to lower depreciation of Euro 77 million. The increase also reflected a Euro 8 million increase in operating income from the gas distribution activities as a result of the acquisition of several gas distributors. These factors were partially offset by a decrease of Euro 47 million in connection fees and a decline in other ancillary revenues.

          Transmission. In 2001, operating income of our Transmission segment, prior to eliminations, decreased by Euro 8 million, or 3.4%, as compared to 2000, mainly due to higher depreciation for new lines which came into operation in 2001.

          Telecommunications. In 2001, our Telecommunications segment, prior to eliminations, recorded an operating loss of Euro 1,237 million, of which Euro 572 million was attributable to operating losses at WIND and Euro 245 million was attributable to those at Infostrada for the nine month period from the date of the acquisition to the end of the year. In each case, the operating losses reflected the high level of expenses incurred by our telecommunications companies in line with their business plans. The segment’s overall operating loss in 2001 also reflected Euro 420 million in amortization of goodwill, primarily that associated with our acquisition of Infostrada (Euro 382 million) and our acquisition of a portion of the interest previously held in WIND by Deutsche Telekom (Euro 38 million). As compared to the selected financial data we prepared for the year 2000, the operating loss of the Telecommunications segment decreased by approximately Euro 216 million or 14.9% from estimated losses of Euro 1,453 million in 2001, of which Euro 401 million was attributed to amortization of goodwill.

          Corporate. In 2001, operating income of our Corporate segment, prior to eliminations, decreased by Euro 152 million, or 31.1% , as compared to 2000 mainly as a result of the transfer of the contracts for the acquisition of electricity from domestic producers to the Gestore della Rete.

          Services and Other Activities. In 2001, operating income of our Services and Other Activities segment, prior to eliminations, decreased by Euro 69 million, or 35.0%, as compared to 2000. This decrease was primarily due to a decrease of Euro 52 million in operating income from our real estate and services operations following the contribution of certain activities to unconsolidated joint ventures.

          Eliminations. Eliminations for operating income mainly related to income from our engineering and contracting activities resulting from transactions with companies in our Generation and Energy Management segment. In 2001, the increase of Euro 17 million, or 29.8%, was due to higher income from these intersegment activities.

Financial expense

          Net financial expense increased by Euro 462 million, or 71.3%, from Euro 648 million in 2000 to Euro 1,110 million in 2001, mainly due to the first time consolidation of our telecommunications companies, as well as an increase in our average net financial debt from Euro 12,466 million in 2000 to Euro 20,743 million in 2001 that was attributable to our financing of the acquisition of Infostrada and companies in the gas distribution and renewable resources generation sectors.

Equity losses

          The Euro 85 million charge recorded in 2001 consisted primarily of write-downs in the value of investments in other companies, of which Euro 56 million related to our holdings in Echelon Corporation, Euro 10 million to certain interests held by CHI Energy, and Euro 17 million to venture-capital investments. The decrease of Euro 373 million in the total charge as compared to 2000 reflects the fact that the 2000 result included Euro 420 million representing our share of equity losses and goodwill amortization in WIND, which is now consolidated.

Extraordinary income (expense)

          We recorded net extraordinary income of Euro 2,318 million in 2001, as compared to Euro 192 million in 2000.

          Extraordinary income for 2001 principally consisted of:

•	A capital gain on the sale of Elettrogen of Euro 1,900 million;

•	Euro 501 million relating to electricity supplied in the last part of 2000 but billed in 2001 applying the tariff valid until the end of 2000, which did not include a fuel cost component. We recorded this item as extraordinary income to retain comparability between revenues and costs related to the sale of electricity in 2001;

•	Capital gains on the disposal of generation plants located in the Valle d’Aosta region and of 49% of Deval totaling Euro 444 million;

•	Capital gains on the disposal of the distribution networks in the municipalities of Rome and Turin, totaling Euro 391 million;

•	Capital gains on the disposal of other assets totaling Euro 87 million; and

•	The receipt of Euro 40 million relating to the settlement of outstanding contributions from the Equalization Fund relating to previous years.

          This extraordinary income was partially offset by extraordinary expenses that principally consisted of:

•	A write-down of Euro 443 million due to our early replacement of analog meters with new digital meters;

•	A write-down of Euro 224 million in the value of plants and an accrual of expected costs for decommissioning, as a result of the conversion of certain of our generating plants to combined-cycle technology;

•	Incentives paid to participants in early retirement programs totaling Euro 190 million;

•	Charges connected with the integration of WIND and Infostrada’s businesses, totaling Euro 125 million;

•	Capital losses on disposal of assets and other extraordinary write-downs totaling Euro 76 million.

          You should read note 23 to our consolidated financial statements for a discussion of the different criteria used under Italian GAAP and U.S. GAAP for determining what constitutes an extraordinary item.

Income taxes

          The following table shows a breakdown of our income taxes for the periods indicated.

	Year ended December 31,

	2000	2001

	(in millions of euro)
Income taxes:
Current and deferred taxes	€1,797	€1,252
Adjustments made to deferred and prepaid taxes in accordance with new corporate tax rates	(148)	—
Release of deferred tax provision following freeing-up of accelerated depreciation reserves	—	(603)

Total	€1,649	€649

          The total tax charge for 2001 was Euro 649 million, which was Euro 1,000 million or 60.6% lower than the charge for 2000. This decrease was primarily due to a Euro 603 million reduction in the provisions for deferred taxes attributable to the introduction, by the Italian Budget Law for 2002, of a regime whereby companies had the option to release reserves for accelerated depreciation by paying immediately a tax of 19% in lieu of the tax accrued in the deferred taxes reserve at the standard corporate tax rate. As a result of such release, the provisions for deferred taxes were reduced for an amount corresponding to the difference between the standard corporate tax and the 19% substitute tax levied on the portion of the accelerated depreciation reserves released. Please see “—2002 compared with 2001—Income taxes” for additional information. The decrease also reflected the consolidation of WIND and Infostrada, which recorded prepaid taxes for an aggregate amount of Euro 350 million in 2001 calculated on losses that may be carried-forward for tax purposes. Finally, the decrease in the total tax charge was also due to the reduction from 37% to 36% of Italian corporate tax (IRPEG) rate, and the reversal of the difference between deferred taxes accrued on capital gains related to the sale of assets and businesses sold in 2001, and the 19% substitute tax, applicable to such capital gains pursuant the Italian Budget law for 2002.

          In 2001, our tax rate applicable to ordinary income, net of the effects of the first-time consolidation of telecommunications companies and extraordinary items, was equal to approximately 47%, relatively unchanged as compared to 2000.

Net income

          Net income increased by Euro 2,038 million, or 93.1%, from Euro 2,188 million in 2000 to Euro 4,226 million in 2001. This increase was primarily due to the increase of Euro 2,126 million in net extraordinary income that largely related to capital gains on divestments, including Elettrogen, and the decrease of Euro 1,000 million in income taxes. The increase also reflected the decrease of Euro 373 million in equity losses, and the increase of Euro 276 million in net losses attributed to third parties, each of which was primarily due to the first-time consolidation of our telecommunications companies. The positive effects of these factors were partially offset by the decrease of Euro 1,275 million in operating income and the increase of Euro 462 million in net financial expense, as explained in more detail above.

Inflation

          The tariffs for sales of electricity in effect over the periods covered by the financial statements included in this annual report were not adjusted for inflation. Inflation in Italy was 2.6% in 2000, 2.7% in 2001 and 2.5% in 2002. As a result, the real value of tariffs decreased over time.

U.S. GAAP Reconciliation

          We have prepared our consolidated financial statements in accordance with accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri, or Italian GAAP, which differ in certain respects from U.S. GAAP. The principal differences between Italian GAAP and U.S. GAAP, as applied to our consolidated financial statements, relate to the following:

•	Fixed assets and related depreciation;

•	Capitalized interest and related depreciation;

•	Customers’ connection fees;

•	Unbilled revenues;

•	Pension and employee termination accounting;

•	Other post retirement benefits accounting;

•	Social Security withholdings and contribution;

•	Derivatives;

•	Advertising and start-up costs;

•	Software;

•	Goodwill, write-down and related amortization;

•	Italian pension system obligation;

•	Accounting for income taxes;

•	Investment in equity securities; and

•	Extraordinary income and expenses.

          You should read note 23 to our consolidated financial statements for a more detailed discussion of the principal differences between Italian GAAP and U.S. GAAP that affect our consolidated financial statements. Note 24 to our consolidated financial statements for a reconciliation of net income and shareholders’ equity between Italian GAAP and U.S. GAAP and note 25 to our consolidated financial statements for additional U.S. GAAP disclosures.

          Our consolidated net income under U.S. GAAP was approximately Euro 1,841 million in 2000, Euro 3,688 million in 2001 and Euro 1,399 million in 2002, as compared to consolidated net income under Italian GAAP of Euro 2,188 million in 2000, Euro 4,226 million in 2001 and Euro 2,008 million in 2002. Our shareholders’ equity under U.S. GAAP was Euro 17,438 million at December 31, 2000, Euro 19,467 million at December 31, 2001, and Euro 18,526 million at December 31, 2002, as compared with shareholders’ equity under Italian GAAP of Euro 18,312 at December 31, 2000, Euro 20,966 million at December 31, 2001 and Euro 20,772 at December 31, 2002.

          The differences between U.S. GAAP and Italian GAAP also have an impact on operating income at the segment level. The differences result primarily from property-related adjustments, different classifications of extraordinary expenses goodwill impairment, and recognition of revenues related to customers’ connection fees. In addition, beginning in 2000, the extraordinary contribution to the national pension system represents a pre-tax reconciliation difference of Euro 577 million in 2000, Euro 523 million in 2001 and Euro 446 million in 2002. You should read “Item 6. Directors, Senior Management and Employees—Employees—Employee benefits” for a discussion of these contributions.

          Operating income by segment for 2000 under U.S. GAAP approximates Euro 2,273 million from Generation and Energy Management, Euro 933 million from Sales, Infrastructure and Network, Euro 213 million from Transmission, Euro 659 million from Corporate, and Euro 364 million from Services and Other Activities, as compared to 2000 operating income under Italian GAAP of Euro 2,379 million from Generation and Energy Management, Euro 1,509 million from Sales, Infrastructure and Network, Euro 237 million from Transmission, Euro 488 million from Corporate, and Euro 197 million from Services and Other Activities.

          Operating income by segment for 2001 under U.S. GAAP approximates Euro 2,873 million from Generation and Energy Management, Euro 1,233 million from Sales, Infrastructure and Network, Euro 212 million from Transmission, Euro 330 million from Corporate, and Euro 360 million from Services and Other Activities, as compared to 2001 operating income under Italian GAAP of Euro 2,570 million from Generation and Energy Management, Euro 1,526 million from Sales, Infrastructure and Network, Euro 229 million from Transmission, Euro 336 million from Corporate, and Euro 128 million from Services and Other Activities. Our Telecommunications segment reported an operating loss of approximately Euro 1,293 million under U.S. GAAP in 2001, as compared to an operating loss of Euro 1,237 million under Italian GAAP.

          Operating income by segment for 2002 under U.S. GAAP approximates Euro 1,166 million from Generation and Energy Management, Euro 1,452 million from Sales, Infrastructure and Network, Euro 234 million from Transmission and Euro 158 million from Corporate, as compared to 2002 operating income under Italian GAAP of Euro 1,468 million from Generation and Energy Management, Euro 2,100 million from Sales, Infrastructure and Network, Euro 271 million from Transmission, and Euro 164 million from Corporate. Our Telecommunications segment reported an operating loss of approximately Euro 2,839 million under U.S. GAAP in 2002, as compared to an operating loss of Euro 1,019 million under Italian GAAP. Our Services and Other Activities segment reported an operating loss of approximately Euro 113 million under U.S. GAAP in 2002, as compared to an operating loss of Euro 50 million under Italian GAAP.

Critical accounting policies under U.S. GAAP

          In addition to the critical accounting policies discussed above under “—Overview— Critical Accounting Policies”, management considers that the following critical accounting policies in the reconciliation of net income and shareholders’ equity between Italian GAAP and U.S. GAAP require reliance upon significant judgments, estimates and assumptions.

          Recoverability of goodwill. For US GAAP, we adopted the provisions of Statement of Financial Accounting Standard SFAS No. 142 (FASB 142), “Goodwill and Other Intangible Assets,”

as of January 1, 2002, which did not result in any impairment as of that date. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized and that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step approach at the reporting unit level. Reporting units may be tested at different times during the year. The first step involves comparing the fair value of the reporting unit to its book value, including goodwill and intangible assets. The determination of fair value of each reporting unit is based on the present value of future cash flows and requires significant judgment. If the fair value of the reporting unit is less than its book value, a second step is required to be performed which compares the implied fair values to the book values of the reporting units’ goodwill. The implied fair value of the goodwill is the difference between the fair value of the reporting unit and the net fair values of the recognized and unrecognized intangible identifiable assets and liabilities of the reporting unit. The fair value of intangible assets with indefinite lives is determined based on expected discounted future cash flows. If the fair value of goodwill and other intangible assets with indefinite lives are less than their book values, the differences are recorded as impairment charges. With regards to our telecommunications reporting unit, the annual impairment test, which was performed at June 30, 2002, resulted in us recording impairment charges of Euro 2,336 million relating to goodwill.

          Pension and other post-retirement benefits. Certain or our employees are covered under pension plans, which allow for retirement benefits based upon compensation and years of service, and certain employees are also covered under other postretirement benefit plans.

          Several statistical and judgmental factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, the rate of future compensation increases and health care cost trends. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates in making relevant estimates. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in the actual costs of health care. These differences may have a significant impact on the amount of pension and other post-retirement benefit expenses recorded.

          Accounting for derivatives. In 1998, the Financial Accounting Standards Board (FASB), issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 was later amended by SFAS 137 and 138 (collectively referred to as SFAS 133). For U.S. GAAP purposes only, we use the criteria in SFAS 133, as amended and interpreted, to determine if certain contracts must be accounted for as derivative instruments. The rules for determining whether a contract meets the criteria for derivative accounting are numerous and complex. As a result, significant judgment is required to determine whether a contract requires derivative accounting, and similar contracts can sometimes be accounted for differently.

          The types of contracts we currently account for as derivative instruments are interest rate swaps and locks, foreign currency exchange contracts, call options and swaps. We do not account for electric capacity, gas supply contracts, or purchase orders for numerous supply items as derivatives.

          If a contract must be accounted for as a derivative instrument, the contract is recorded as either an asset or a liability in the financial statements at the fair value of the contract. Any difference between the recorded book value and the fair value is reported either in earnings or in other comprehensive income depending on certain qualifying criteria. The recorded fair value of the contract is then adjusted quarterly to reflect any change in the market value of the contract.

          In order to value the contracts that are accounted for as derivative instruments, we use a combination of market quoted prices and mathematical models. Option models require various inputs, including forward prices, volatilities, interest rates and exercise periods. Changes in forward prices or volatilities could significantly change the calculated fair value of the call option contracts. The models we used have been tested against market quotes to ensure consistency between model outputs and market quotes.

          For derivative instruments to qualify for hedge accounting under SFAS 133, the hedging relationship must be formally documented at inception and be highly effective in achieving offsetting cash flows or offsetting changes in fair value attributable to the risk being hedged. If hedging a forecasted transaction, the forecasted transaction must be probable. If a derivative instrument used as a cash flow hedge is terminated early because it is probable that a forecasted transaction will not occur, any gain or loss as of such date is immediately recognized in earnings. If a derivative instrument used as a cash flow hedge is terminated early for other economic reasons, any gain or loss as of the termination date is deferred and recorded when then forecasted transaction affects earnings.

          Recoverability of intangible assets and other long-term assets. Under U.S. GAAP, in order to test the recoverability of intangible assets and other long term assets”, we apply SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We estimate the useful lives of intangible and other long-term assets based on the nature of the asset, historical experience and the terms of any related supply contracts. We test for impairment by comparing the sum of the future undiscounted cash flows expected to be received or derived from an asset or a group of assets to their carrying value. If the carrying value exceeds the future undiscounted cash flows, the impairment is measured using an estimation of the assets’ fair value, primarily using a discounted cash flow method. The identification of indicators of impairment, the estimation of future cash flow and the determination of fair values for assets or groups of assets require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and appropriate discount rates. A significant change to these assumptions could impact the estimated useful lives or valuation of intangible and other long-term assets resulting in a change to amortization expense and impairment charges.

New U.S. GAAP accounting standards

          In addition to the critical accounting policies discussed above under “—Overview— Critical Accounting Policies” and “— Critical Accounting Policies under U.S. GAAP”, our future U.S. GAAP results will be affected by a number of new accounting standards that have been recently issued.

          Business combinations, goodwill and other intangible assets. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations,” and SFAS 142 “Goodwill and Other Intangible Assets.” SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that must be recognized and reported separately from goodwill and those acquired intangible assets that must be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144 (see below). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite.

          We fully adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001, and January 1, 2002, respectively. These statements require that goodwill acquired in a business combination completed after June 30, 2001, and any intangible asset determined to have an indefinite useful life acquired after June 30, 2001, should not be amortized. We amortized goodwill acquired in business combinations completed before July 1, 2001, and intangible assets with indefinite useful lives acquired before July 1, 2001, until December 31, 2001.

          SFAS 142 required us to evaluate our existing intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. We reassessed the estimated useful lives and residual values of our intangible assets and determined that no adjustments regarding amortization periods were necessary.

          In connection with the transitional impairment evaluation, SFAS 142 required us to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, we (1) identified our reporting units, (2) determined the carrying value of each reporting unit by assigning the assets and liabilities, including the existing goodwill and intangible assets, to those reporting units, and (3) determined the fair value of each reporting unit. We determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary. As a result of the annual impairment test performed at June 30, 2002, on the telecommunications reporting unit, an impairment charge was recorded against goodwill of about Euro 2,336 million.

          Accounting for asset retirement obligations. In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The liability is changed at the end of each period to reflect the passage of time (i.e. accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. SFAS 143 is effective for our fiscal year commencing January 1, 2003. We expect the adoption of this standard will have no material impact on our financial position, results of operations or cash flows.

          Accounting for the impairment or disposal of long-lived assets. FASB 144, “Accounting for Impairment or Disposal of Long-lived Assets,” was issued by the FASB in October 2001, and supersedes SFAS No. 121. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30 for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity, and which components will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144, effective January 1, 2002, did not have a material impact on our consolidated financial statements.

          Extinguishment of debt. On April 22, 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No’s 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections”. The principal change is that gains or losses from extinguishments of debt will no longer be classified as extraordinary items as they were under SFAS No. 4. The provisions of SFAS No 145 are effective for fiscal years beginning after May 15, 2002, except for the provisions relating to the amendments of SFAS 13, which had been adopted for transactions occurring subsequent to May 15, 2002. The full adoption of SFAS No. 145, effective January 1, 2003, did not have a material impact on our financial position, results of operations or cash flows.

          Accounting for exit or disposal activities. In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred. Under current accounting guidance, a liability can be recognized when management has committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of this statement will affect our accounting for exit and disposal activities initiated after December 31, 2002.

          Stock based compensation. In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires more prominent disclosures in annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of FASB 148 are effective for fiscal years ending after December 15, 2002 and have been incorporated into our consolidated financial statements and accompanying footnotes. We have elected to continue to follow APB 25, which uses an intrinsic value based approach to measure compensation expense.

          Certain aspects of revenue arrangements. In November 2002, the Emerging Issues Task Force (EITF) reached consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. The provisions of this Issue become effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. We are currently determining the impact of the adoption of EITF 00-21 on our consolidated financial statements.

          Guarantor’s accounting and disclosure. In November 2002, the FASB issued FASB Interpretation (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34.” This Interpretation elaborates on the disclosure to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation due to the issuance of the guarantee. Disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The initial recognition and measurement provisions are effective on a prospective basis for guarantees issued or modified after December 31, 2002. We do not believe that the adoption of FIN 45 will have a material impact on our financial position, results of operations, or cash flows.

          Variable interest entities. In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51,” which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. The requirements of FIN 46 apply in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. In connection with our adoption of FIN 46, we are still evaluating the underlying circumstances in order to determine if a securitization vehicle with which WIND entered into a transaction in 2002 qualifies as a variable interest entity and should therefore be consolidated for U.S. GAAP purposes. See Note 4 for additional details on this transaction and the related accounting treatment. Were we to conclude that consolidation of the entity for U.S. GAAP purposes as of December 31, 2002 was appropriate, there would be no material effect on either our consolidated net income for the year then ended or on our consolidated shareholders’ equity at that date under U.S. GAAP. We have not identified any other entities which could be qualified as variable interest entities.

          Gains and losses on energy trading contracts. On October 25, 2002, the EITF reached a consensus on Issue 02-3, Recognition and Reporting of Gains and Losses on Energy Trading Contracts Under EITF Issues No. 98-10 and No. 00-17, that changed the accounting for certain energy contracts:

•	EITF 02-3 prohibits the use of mark-to-market accounting for any energy-related contracts unless they are derivatives. Any contracts subject to EITF 02-3 must be accounted for on the accrual basis if they are not derivatives. This change applies immediately to new contracts executed after October 25, 2002 and was applied to all then, existing non-derivative energy-related contracts beginning January 1, 2003.

•	We are required to report the impact of initially applying EITF 02-3 as the cumulative effect of a change in accounting principle effective January 1, 2003.

•	The EITF minutes on Issue 02-3 indicate that an entity should not record unrealized gains or losses at the inception of derivative contracts unless the fair value of the contracts is evidenced by observable market data.

EITF 02-3 requires us the recording of a non-cash, cumulative effect adjustment to convert non-derivative mark-to-market contracts to accrual accounting no later than January 1, 2003. We did not mark-to-market any non-derivative contract.

          Amendment to derivative instruments and hedging activities. On April 30, 2003, the FASB issued FASB Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.

          SFAS 149 has multiple effective date provisions depending on the nature of the amendment to SFAS 133. We are currently evaluating the impact of adopting SFAS 149 on our financial statements.

          Financial instruments with characteristics of both liabilities and equity. On May 15, 2003, the FASB issued FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. We are currently evaluating the impact of adopting SFAS 150 on our consolidated financial statements.

Liquidity and Capital Resources

Liquidity

          Our primary source of liquidity is cash generated from operations. Net cash provided by operating activities was Euro 4,793 million in 2002, as compared to Euro 6,164 million in 2001. The decrease of 22.2% as compared to 2001 was primarily attributable to the fact that in 2001 we recovered contributions from the Equalization Fund related to prior years for an aggregate of approximately Euro 1,600 million.

          Cash used in investing activities was Euro 7,984 million in 2002, as compared to Euro 13,559 million in 2001. The decrease of Euro 5,575 million, or 41.1%, was primarily due to a Euro 6,470 million decrease in expenditures for acquisitions. Our acquisition expenditures in 2002 principally comprised our payment of an aggregate of Euro 2,152 million for Viesgo and Camuzzi Gazometri, whereas in 2001 we spent a total of Euro 8,640 million for the acquisition of Infostrada and a number of minor gas distributors, as well as for advance payments related to the acquisition of Viesgo and Camuzzi Gazometri. The impact of the reduced level of acquisition expenditures was only partially offset by a Euro 999 million increase in capital expenditures that primarily consisted of expenditures related to the conversion of some of our power plants to combined-cycle technology, our digital meter project and the development of our telecommunications network. We met our financial requirements for the year primarily through Euro 4,793 million of cash generated by our operations and Euro 3,778 million generated by divestments, including the disposal of Eurogen for Euro 2,980 million, the disposal of certain municipal distribution networks for a total of Euro 550 million and the advance received on our disposal of Interpower for Euro 55 million.

          At December 31, 2002, our outstanding long-term debt, including current maturities, was Euro 18,292 million, as compared to Euro 16,639 million at December 31, 2001, reflecting increased borrowing to meet our financial requirements in 2002. The increase of Euro 1,653 million, or 9.9%, was primarily due to new loans (for a total principal amount of Euro 2,411 million) including a total of Euro 1,762 million drawn down by WIND from two syndicated credit facilities and a Euro 300 million loan extended by the European Investment Bank to Enel Green Power. See “—Capital resources.” The overall increase in long-term debt also reflected an increase of Euro 309 million attributable to acquisitions, including Euro 200 million in floating rate listed bonds issued by Camuzzi Finance SA. and guaranteed by Camuzzi Gazometri Repayments during the year totaling Euro 1,029 million, primarily reflecting payments at maturity, reduced the amount of the overall increase in outstanding long-term debt.

          At December 31, 2002, our outstanding short-term debt was Euro 7,251 million, as compared to Euro 6,540 million at December 31, 2001. The increase of Euro 711 million, or 10.9%, was due to an increase of Euro 1,167 million in funds drawn down from our revolving credit lines and loans with an 18-month maturity, and to the issuance of new commercial paper in an outstanding amount of Euro 840 million. The impact of these factors was partially offset by a Euro 1,083 million decrease attributable to the increased repayment of short-term financing, and a Euro 213 million decrease reflecting the changes in the scope of consolidation.

          You should read note 10 to our consolidated financial statements for a further discussion of our long-term and short-term debt.

Capital resources

          At December 31, 2002, our net financial position, which is our principal measure of liquidity and consists of cash at banks and marketable securities, factoring receivables and other finance receivables less short-term debt and long-term debt (including current maturities), was Euro 24,467 million, comprising a net long-term financial position of Euro 18,292 million (including current maturities) and a net short-term financial position of Euro 6,175 million. The increase of Euro 2,537 million, or 11.6%, as compared to Euro 21,930 million at December 31, 2001, reflected a Euro 2,770 million increase in our net outstanding long-term and net short-term financial position, net of currency differences, which accounted for a total of Euro 28 million, and the effect of changes in the scope of consolidation, which accounted for a total of Euro 205 million.

          The following table details our net financial position as at December 31, 2001 and 2002, and provides a reconciliation of this non-GAAP measure to “cash at banks and marketable securities” the most directly comparable GAAP measure appearing in our consolidated statements of cash flows. The parenthetical references to notes following particular line items in the table are to the specific notes to our consolidated financial statements included in Item 18 where these line items are presented in greater detail.

	At December 31,

	2001	2002

	(in millions of euro)
Cash at banks and marketable securities (note 2)	587	400
Factoring receivables (note 4)	644	676
Other finance receivables	18	—
	1,249	1,076
Short-term debt (note 10):
Bank loans
- 18-month loans	(500)	(700)
- Use of revolving credit lines	(2,421)	(3,388)
- Other short-term bank debt	(2,985)	(1,719)
Total bank loans	(5,906)	(5,807)
Commercial paper	(604)	(1,444)
Other short-term financial loans	(30)	—
Total short-term debt	(6,540)	(7,251)

Net short-term financial position	(5,291)	(6,175)
Long-term debt (including current maturities) (note 10):
Bank loans	(8,695)	(10,401)
Bonds	(7,406)	(7,543)
Other loans	(538)	(348)

Total Long-Term Debt (including current maturities)	(16,639)	(18,292)

Net Financial Position	(21,930)	(24,467)

          We maintain committed lines of credit for Euro 6,488 million (Euro 2,400 million of which were unused as of December 31, 2002) and uncommitted lines of credit and other short-term borrowing agreements with banks in Italy with maximum borrowing limits aggregating approximately Euro 3,001 million as of December 31, 2002 (Euro 1,792 million of which were unused as of that date). The weighted average interest rate on our short-term borrowings was approximately 3.2% as of December 31, 2002. We believe that our bank facilities, together with our portfolio of cash and cash equivalents, are sufficient to meet our present working capital needs.

          At December 31, 2002, only 3.2% of our long-term debt (including current maturities of long-term debt) was denominated in currencies of countries that are not participating in the euro, including Euro 172 million of long-term debt which relates to our operating subsidiaries in the U.S. At the same date, 8.8% of our long-term debt was guaranteed as to principal and interest by the Italian government. At December 31, 2002, 68.0% of our long-term debt bore interest at floating rates and 32.0% bore interest at fixed rates. To improve our mix of floating and fixed-rate obligations, we have entered into certain interest rate hedging contracts, particularly interest rate swaps, swaptions, forward rate agreements and collars. Taking these hedging positions into account, we have estimated that we are exposed to interest rate fluctuations with respect to approximately 41.0% of our outstanding long-term debt. You should read “Item 11. Quantitative and Qualitative Disclosure About Market Risk-Price risk management and market risk information” for a discussion of these contracts. Without giving effect to these arrangements, the weighted average interest rate on our outstanding long-term debt as of December 31, 2002 was approximately 4.6%, as compared to approximately 4.9% as of December 31, 2001.

          In 2001, WIND entered into two syndicated credit facilities for a total amount of Euro 7,000 million. Under such facilities, the availability of funds and changes in applicable interest rates are conditioned upon the maintenance by WIND of certain financial ratios within certain levels. As of December 31, 2002, Euro 5,865 million were outstanding under these two facilities.

          As part of our program to issue medium-term notes for a maximum aggregate authorized amount of maximum Euro 7,500 million, in 2000, Enel S.p.A. issued Euro 750 million of 5.875% fixed rate five-year bonds, and, in 2001, Enel Investment Holding BV, a wholly owned finance subsidiary of Enel S.p.A., issued Euro 2,000 million of 5 % fixed rate three-year bonds guaranteed by Enel S.p.A.. As part of the same program, in 2002, Enel S.p.A. issued 11 series of Euro-denominated bonds with an aggregate principal amount of Euro 617 million and three Japanese Yen-denominated series of bonds with an aggregate principal amount equivalent to Euro 118 million. The currency risk relating to the placement of these Japanese Yen-denominated bonds has been hedged through currency swaps entered into at the date of the issue. As of December 31, 2002, an aggregate of Euro 3,485 million in notes was outstanding under this program.

          In 2002, Enel Green Power entered into a 15-year floating-rate Euro 300 million loan with the European Investment Bank. Such loan is guaranteed by Enel S.p.A. and its proceeds are to be used to finance investment projects, including the construction of new plants and the upgrade of existing plants for the generation of electricity from renewable resources. As of December 31, 2002, an aggregate of Euro 300 million was outstanding under this loan.

          At December 31, 2002, a total of Euro 1,444 million was outstanding on commercial paper issued by our subsidiary Enel Investment Holding BV with the guarantee of Enel S.p.A., as part of a program with an aggregate authorized amount of Euro 1,500 million. Of this outstanding amount, Euro 720 million was denominated in euro, Euro 336 million was denominated in U.S. dollars, Euro 263 million in U.K. pounds, Euro 30 million in Japanese yen, and Euro 95 million in Swiss francs. We entered into currency swaps to hedge foreign exchange risk in connection with the portion of this debt denominated in currency other than the euro.

          In June 2003, Enel S.p.A. issued Euro 750 million of 4.75% fixed rate fifteen-year bonds and Euro 750 million of 4.25 % fixed rate ten-year bonds. Both series of bonds are denominated in Euro.

          Our borrowing requirements are not seasonal.

          We manage our short-term financial needs through our centralized treasury department, with the goal of optimizing cash flows for all the companies of the Group on a daily basis. We use short-term borrowings facilities in order to finance our working capital needs, aiming at ensuring flexible and cost-effective financing for all companies of the Group.

          The following table shows the ratings of our short-term debt and long-term debt according to Standard & Poor’s and Moody’s Investors Service at May 31, 2003.

Short-term debt	Standard & Poor’s	A-1
	Moody’s Investors Service	P-1
Long-term debt	Standard & Poor’s	A+
	Moody’s Investors Service	A1

Future Liquidity and Capital Resources

          The Group has adopted formal policies and decision making processes aimed at optimizing the Group’s overall financial situation and its allocation of financial funds, cash management processes and financial risk management, as well as ensuring sustainable levels of indebtedness.

          We expect that cash flow from operations and cash received from divestitures will continue to be the primary source of fund for our capital expenditures and working capital requirements in 2003. We believe that our cash flow and available liquid funds and credit lines will be sufficient to meet our anticipated cash needs.

          We expect that the following transactions have had or are likely to have a significant effect on our liquidity and capital resources in 2003:

•	the divestiture of Interpower for total consideration of Euro 853 million (of which Euro 55 million was received as an advance payment in 2002), including Euro 535 million in cash (this cash component, and therefore the total consideration, may increase or decrease as a result of the application of the price adjustment mechanism provided by the agreement) and the assumption of Euro 318 million in debt;

•	the acquisition of 26.6% of the share capital of WIND from Wireless Services Belgium SA., a subsidiary of France Télécom, for total consideration of Euro 1,330 million.

          We do not engage in the use of special purpose entities for off-balance sheet financing or any other purpose which results or may result in material assets or liabilities not being reflected in our consolidated financial statements.

          For a discussion of related party transactions, see “Item 7. Major Shareholders and Related Party Transactions— Related Party Transactions.”

Contractual Obligations

          The following tables set forth the contractual obligations of the Group with definitive payment terms which will require significant cash outlays in the future, as of December 31, 2002:

Contractual Obligations

	Less than 1			After 5
(in millions of euro)	year	1-3 year	4-5 years	years	Total

Long term debt (including current portion)	1,120	5,344	2,150	9,678	18,292
Substitute tax due upon the freeing-up of accelerated depreciation reserves	252	119	—	—	371
Payable to Treasury Ministry for UMTS license	36	72	72	109	289
Payable to Ferrovie dello Stato for the lease of Telecommunications Network rights of way	24	58	70	132	284
Commitments to suppliers of fuel	3,516	3,733	3,858	21,953	33,060
Commitments to suppliers of electricity	553	1,138	1,184	1,283	4,158
Operating leases	224	463	483	—	1,170

          We have entered into various fuel supply contracts primarily for the purchase of fuel oil and natural gas. We expect that our expenditures related to these commitments will approximate an aggregate of Euro 11,107 million for the period from January 1, 2003 through December 31, 2007.

          We also have unconditional purchase obligations for electric power. Our aggregate expenditures related to these commitments are expected to total Euro 2,875 million for the period from January 1, 2003 through December 31, 2007.

          The following table sets forth other commercial commitments of the Group with definitive payment terms which will require significant cash outlays in the future, as of December 31, 2002:

          Other Commercial Commitments

(in millions of euro)
Lines of credit	5,294
Commercial paper	1,444
Guarantees	14

Total Commercial Commitments	6,752

          We do not buy and sell derivative financial instruments for trading purposes and do not account for commodity contracts at fair value for Italian GAAP purposes. For a more detailed discussion of our commodities risk management, please refer to Item 11. Quantitative and Qualitative Disclosure About Market Risk— Price risk management and market risk information

Commitments

          Although the actual amount of our capital expenditures in future periods will depend on various factors that cannot presently be foreseen, we expect to make capital expenditures and financial investments of approximately Euro 20,600 million in the period from 2003 to 2007.

          Our planned capital expenditures include:

•	Approximately Euro 6,200 million in our generation businesses, including those scheduled to be made by Enel Green Power and Viesgo;

•	Approximately Euro 1,100 million in our transmission business;

•	Approximately Euro 2,700 million in our telecommunications business;

•	Approximately Euro 8,200 million in our electricity distribution business, including approximately Euro 1,700 million for our remote metering project;

•	Approximately Euro 400 million in our gas distribution business; and

•	Approximately Euro 1,500 million in our information technology, real estate and research and development activities.

          We have made significant capital investments in developing our telecommunications business. We expect to continue to support WIND until it achieves financial independence, which we expect to be by the end of 2004. We expect that this commitment will require us to invest up to Euro 1,000 million in new equity during this period. We incurred a substantial amount of debt and made significant expenditures in connection with WIND’s purchase of a third generation UMTS mobile license and our acquisition of Infostrada. You should read “Item 4. Information on the Company—Business—Telecommunications—Infrastructure and Licences.” WIND will be required to make substantial investments during the next several years in order to build out its UMTS network and develop related services and products, as well as paying an additional Euro 289 million in respect of its license by the end of 2010.

Trend Information

          Please refer to “—Overview” and “—Outlook” for information relating to recent trends in our production, sales, costs and selling prices, as well as events that are reasonably likely to have a material effect on our net sales, operating income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please refer to “—Commitments” for a discussion of our future capital expenditures.

Item 6. Directors, Senior Management and Employees

Directors

          Enel’s board of directors is responsible for the management of the Company’s business. It has the power to take all actions consistent with the corporate purpose described in the Company’s by-laws, except for actions that by law or under the Company’s by-laws may only be taken by the Company’s shareholders. Enel’s board is elected for a term of up to three years. Members are eligible for re-election. The board must consist of not less than three and not more than nine members. The board was appointed on May 24, 2002 and currently consists of seven members whose three-year terms are scheduled to expire in 2005.

          The chairman and chief executive officer are Enel’s legal representatives. The chief executive officer generally has the power to represent Enel within the scope of the functions delegated to him. For specific actions or categories of actions, the power to represent the Company can be delegated by the holder of such power to one of Enel’s employees or to third parties. On December 2002, Enel’s chairman was entrusted with the duties of overseeing the Company’s audit system and participating in the preparation of the Company’s strategy, in both cases in accordance with the chief executive officer.

          The quorum for board meetings is a majority of the members in place. Resolutions are adopted by a majority of votes of those present. A board meeting may be called by the chairman on his or her own initiative, must be called upon a request of the majority of the board’s members or upon request of the board of statutory auditors (or at least two of its members) and must also be called upon a request for a meeting for specific purposes of two directors (or one director when the board is composed of three members).

          The board has the power to delegate certain of its powers to one of its members, and determines the powers and the functions delegated to such person. Under applicable law and the Company’s by-laws, the board may not delegate certain of its responsibilities, such as the approval of the financial statements or proposals of increases or reductions of the Company’s capital.

          On June 26, 2002 Enel’s board of directors appointed the members of the Company’s compensation committee and internal audit committee. Both committees, which were originally established in January 2000, are composed of three non-executive members. The current members of the compensation committee are Francesco Taranto, Mauro Miccio and Fernando Napolitano. The current members of the internal audit committee are Piero Gnudi, Franco Morganti and Gianfranco Tosi. The compensation committee submits to the board of directors proposals for resolutions concerning the compensation of the chief executive officer, the directors to which certain powers have been delegated, and senior executives. The internal audit committee has the authority to evaluate the activity and periodic reports of both internal and external auditors, and is primarily concerned with verifying the adequacy of Enel’s internal controls system and in turn reporting to the full board of directors.

          The Treasury Ministry has confirmed that as long as it remains the Company’s majority shareholder, it intends to continue to participate in the nomination and election of the board of directors in order to protect its investment as a shareholder. Under current law, as long as the Treasury Ministry remains the Company’s majority shareholder, the Court of Accounts, which supervises the financial management of government-owned entities, will exercise certain powers to protect the financial interests of the Italian state. For example, the Court of Accounts has the right to inspect the Company’s financial statements and regularly reports its findings to the President of the Senate and the President of the House of Representatives. In addition, during this period, a non-voting representative of the Court of Accounts may attend the meetings of the Company’s board of directors and board of statutory auditors.

          The members of the Company’s board of directors whose term expired on May 24, 2002, were: Enrico Testa, who was also the chairman of the board of directors, Francesco Tatò, who was also the chief executive officer, Carlo Angelici, Giuseppe Morchio, Franco Morganti, Carlo Tamburi and Francesco Taranto. The names of the seven members of Enel’s current board of directors, their current positions and the year when each was initially appointed as director are set forth in the following table.

		Year Initially
Name	Position	Appointed

Piero Gnudi	Chairman	2002
Paolo Scaroni	Director and Chief Executive Officer	2002
Mauro Miccio	Director	2002
Franco Morganti	Director	1999
Fernando Napolitano	Director	2002
Francesco Taranto	Director	2000
Gianfranco Tosi	Director	2002

          We have briefly summarized below the principal business activities, experience and other principal directorships, if any, of each of the Company’s current directors.

          Piero Gnudi. Piero Gnudi gained professional experience holding numerous positions on the board of directors and the board of statutory auditors of several major Italian companies, including STET S.p.A. (now Telecom Italia S.p.A.), Eni S.p.A. (the holding company of the Italian state-controlled energy group), Enichem S.p.A. (a subsidiary of Eni S.p.A.), and Credito Italiano S.p.A., a major Italian bank. He also served as economic advisor to the Industry Ministry. In 1994, Mr. Gnudi was appointed to the board of directors of IRI S.p.A., where he held a number of positions including that of supervisor of privatizations in 1997, those of chairman of the board of directors and chief executive officer in 1999, and that of chairman of the IRI Liquidation Committee from 2000 to 2002. He is currently chairman of the board of directors of RAI Holding S.p.A. (the holding company of the Italian state-owned broadcasting group), vice-chairman of Unicredit Banca d’Impresa S.p.A., and director of Unicredito Italiano. He is also a member of the CNEL (National Council of Economy and Labor), the steering committee of Assonime (an association of Italian corporations) and the executive committee of the Aspen Institute. He has been the chairman of the Company’s board of directors since May 2002 and he also sits on the board of directors of several of our group companies.

          Paolo Scaroni. Paolo Scaroni gained executive experience in Italy and abroad with the Saint Gobain Group, a major manufacturer of glass, ceramics and other products. From 1985 to 1996, he was vice-chairman of the board of directors and chief executive officer of Techint S.p.A., an engineering and construction company. In 1996, he joined the Pilkington group, one of the world’s largest manufacturers of glass and glazing products, holding the position of chief executive officer of the parent company until May 2002. He is also vice-chairman of Sadi S.p.A., member of the board of directors of BAE Systems and Alliance Unichem Plc., member of the supervisory board of ABN AMRO Bank N.V., member of the executive committee of Confindustria (the association of Italian industrialists) and member of the board of the business school of Columbia University in New York. Mr. Scaroni has been the chief executive officer and direttore generale of the Company since May 2002, and he also sits on the board of directors of several of our group companies.

          Mauro Miccio. Mauro Miccio was a member of the board of directors of Ente Cinema S.p.A. (now Cinecittà Holding S.p.A.), an Italian film production and distribution company, from 1993 to 1996. Mr. Miccio was also a member of the board of directors of RAI S.p.A. from 1994 to 1996, chairman of FERPI (the Italian public relations federation) from 1994 to 2000, chairman of the board of directors of Cinecittà Multiplex S.p.A. from 1997 to 2000, director of A.S. Roma from 1997 to 2000 and chief executive officer of Agenzia della Moda from 1998 to 2001, member of the board of directors of ACEA S.p.A. (the municipal utility company of Rome) from 2000 to 2002. He is currently chief executive officer of Eur S.p.A. and member of the steering and executive committees of the Association of Industrialists in Rome. He is also president of ICI (Corporate Communication Association). He has been a member of the Company’s board of directors since May 2002.

          Franco Morganti. Franco Morganti began his career at Olivetti S.p.A. and SGS S.p.A. (now ST Microelectronics S.p.A.), and subsequently started his own business. Since 1974, he has offered strategic consulting services in the field of telecommunications, for both the public and private sectors. He was a member of the board of directors of STET S.p.A. (now Telecom Italia S.p.A.) from 1981 to 1984, and from 1991 to 1997 served as a member of the advisory committee on technology and market strategies of STET S.p.A. Mr. Morganti has also been vice-chairman of the Databank Group since 1989. He is currently the vice president of the International Institute of Communications in London, as well as president of the ANFOV, an association of multimedia companies. He has been a member of Enel’s board of directors since December 1999, and he is also a member of WIND’s board of directors.

          Fernando Napolitano. Fernando Napolitano began his career working in the marketing department at Laben S.p.A. (an aerospace production company in the Finmeccanica Group), and subsequently worked at Procter & Gamble Italia S.p.A. In 1990, he joined the Italian office of Booz Allen Hamilton, a consulting company in the management and technology sector, where he was appointed partner and vice-president in 1998. He is currently responsible for Booz Allen Hamilton’s Italian operations and actively involved in international projects. Mr. Napolitano has been a member of the committee for surface digital television at the Ministry of Communications since 2001 and director of the European Center for Aerospace Research since 2002. He has been a member of the Company’s board of directors since May 2002.

          Francesco Taranto. Francesco Taranto began his career with a brokerage firm in Milan, and subsequently worked (from 1965 to 1982) at Banco di Napoli S.p.A. He then held numerous managerial positions in companies operating in the mutual fund sector, becoming head of security management at Eurogest S.p.A. (from 1982 to 1984), and subsequently becoming general manager of Interbancaria Gestioni S.p.A. (from 1984 to 1987). Having moved to the Prime Group (where he worked from 1987 to 2000), he was for a long time the managing director of the group’s holding company. He is currently a member of the board of directors of Pioneer Global Asset Management S.p.A. (a company of the Unicredito Group) and Kedrios S.p.A., a company providing services to financial companies. He is also a member of the corporate governance committee for listed companies created by Borsa Italiana S.p.A., the Italian stock exchange. He has been a member of the Company’s board of directors since October 2000.

          Gianfranco Tosi. Gianfranco Tosi has been a professor of the Polytechnic Institute of Milan since 1982 and also taught in the University of Lecco in 1992. He extensively published on metallurgy, technology of metals and other related subjects. He has served as member of the board of directors of several Italian companies. He has also held several positions in associations instituted within Confindustria. He was mayor of the city of Busto Arsizio from 1993 to 2002. He has been a member of the Company’s board of directors since May 2002.

Senior Management

          The table below sets forth our executive officers, who are not also directors, their positions, the year they were appointed to such positions and their ages as of June 30, 2003:

				Year
			Year	Appointed to
			Joined the	Current
Name	Age	Management Position	Group	Position

Alessandro Bufacchi	56	E-Business Development	2000	2000
Vincenzo Cannatelli	50	Head of Sales, Infrastructure and Networks Division	1999	2002
Antonio Cardani	53	Audit	2000	2000
Salvatore Cardillo	53	Legal Affairs	2000	2000
Gianluca Comin	40	Press and Communications	2002	2002
Fulvio Conti	55	Chief Financial Officer	1999	1999
Antonino Craparotta	57	Head of Generation and Energy Management Division	1999	2002
Angelo Delfino	63	Human Resources	1997	1999
Alfredo Macchiati	51	Regulatory Relations	2000	2002
Sergio Mobili	62	Head of Transmission Division	1967	2002
Tommaso Pompei	61	Head of Telecommunications Division	1996	2002
Massimo Romano	44	Public and International Affairs	1997	1999
Claudio Sartorelli	58	Corporate Affairs	1970	1996
Luciana Tarozzi	59	Accounting	1965	1997
Salvatore Sardo	50	Purchasing	2003	2003

     We have briefly summarized below the principal business activities and experience of our executive officers listed above.

     Alessandro Bufacchi. Alessandro Bufacchi held several positions in a number of Italian computer companies, including Ing. Olivetti & C., where he served as Vice-President Marketing of Enterprise Computer Division from 1993 to 1996, Wang Global Italia, where he served as head of the New Business Development department from 1998 to 1999 and Getronics S.p.A., where he served as head of the Enterprise Systems Division in 1999. He joined the Enel Group in 2000. He has been head of Enel’s e-business development department since May 2000. He has been also head of the operations department of Enel.it since April 2003.

     Vincenzo Cannatelli. Vincenzo Cannatelli in the 1980s worked at STET, an Italian telecommunications holding company, in Planning and Control. In 1987, he became General Manager of Elsag S.p.A, of the Finmeccanica Group. He subsequently served as Managing Director of Elsag Bailey Process Automation. He joined the Enel Group in 1999 as Managing Director of the Gencos. In 2001, he became the Chief Executive Officer of Enel Distribuzione, and in July 2002, he was appointed Chief Operating Officer of each of the two business units in the Sales, Infrastructure and Network Division. He currently is the Chairman of Enel Distribuzione, Enel Gas, Enel Distribuzione Gas, So.le, Enel.si and Enel Energia.

     Antonio Cardani. Antonio Cardani served as head of the administration department of Olivetti S.p.A. from 1994 to 1995. He served as head of administration and finance department of Telemedia S.p.A. from 1995 to 1997. He joined Telecom Italia S.p.A. in 1997, where he was responsible for strategic planning from 1997 to 1998 and for planning and organizational development from 1998 to 2000. He has been head of Enel’s audit department since 2000.

     Salvatore Cardillo. Salvatore Cardillo has served as the General Counsel of a number of Italian companies, including Aeritalia-Finmeccanica (from 1983 to 1991), Alitalia S.p.A. (from 1991 to 1997), Edison S.p.A., a subsidiary of Compart Group-Montedison (from 1997 to 1999) and De Agostini S.p.A., a major Italian publishing company, from 1999 to 2000. He joined Enel in 2000 as General Counsel, which is the position he still holds.

     Fulvio Conti. Fulvio Conti held numerous positions in a number of Italian companies during the 1990’s. He served from 1993 to 1996 as head of the Montedison-Compart Group’s Finance department. He served from 1996 to 1998 as Chief Financial Officer and General Manager of Ferrovie dello Stato S.p.A. He held the position of General Manager and Chief Financial Officer of Telecom Italia S.p.A., where he also held a number of position in the Group companies in 1998 and 1999. He joined Enel in 1999 and he is currently Enel’s Chief Financial Officer and director of a number of our group companies, including Enel Distribuzione S.p.A., Enel Trade S.p.A., Enelpower S.p.A., Terna S.p.A., Enel Produzione S.p.A.

     Antonino Craparotta. Antonino Craparotta joined the GE Group in 1975. From 1985 to 1989 he served as General Manager of one of GE’s affiliated companies in Italy, SADE SADELMI Group. In 1991, he was named Executive Vice President of Power Generation at ABB Italy, and Managing Director of ABB SAE SADELMI. In 1997, Mr. Craparotta joined Techint S.p.A. as Executive Vice President. In 1999, he was named Chief Executive Officer of Enel Produzione S.p.A.. He is currently the Chief Operating Officer of the Generation and Energy Management Division.

     Angelo Delfino. Angelo Delfino served as head of Olivetti Italia S.p.A.’s human resources department from 1991 to 1996, before joining the Enel Group in 1997. He is currently head of Enel’s human resources department and director of a number of group companies, including Enel Distribuzione S.p.A., Enelpower S.p.A., Enel Produzione S.p.A.

     Alfredo Macchiati. Alfredo Macchiati served as head of the research department at CONSOB, the Italian Securities Exchange Commission from 1994 to 2000 and as head of investigation department at the Italian Antitrust Authority before joining Enel at the end of 2000. He currently serves as head of Enel’s Regulatory Affairs department.

     Sergio Mobili. Sergio Mobili began his career at Enel in 1967. He has held a number of positions within our Distribution Division, including heading the regional distribution departments in two Italian regions (Lombardy and the Veneto). In 1999, he was named Managing Director of Terna, and he is currently Head of Transmission Division.

     Tommaso Pompei. Tommaso Pompei has held positions at several Italian companies. Until 1981, he was head of Alitalia’s Information Technology Department. From 1982 to 1991, he was Managing Director of Sigma, a company specializing in the development of value-added services for tourism and transport. In 1991 and 1992, he served as a consultant to companies including Olivetti, IBM, CAP Gemini, Finsiel, Pacific Telesis International and STET. In 1992, he became Chief Executive Officer of the Pronto Italia consortium, and in 1994 he became Chief Operating Officer of Italy’s second mobile telephone operator (Omnitel Pronto Italia), during its start-up phase, and its Central Director of Corporate Affairs in 1995. He subsequently moved to the Olivetti Group, where he was Director of Telecommunications Policy and Strategy and Chairman of Olivetti Telemedia Holding. He joined the Enel Group in November 1996. He currently is the Chief Executive Officer of our subsidiary WIND and Head of the Telecommunications Division.

     Massimo Romano. Massimo Romano served as head of the Public Affairs department of the Ilva Group from 1990 to 1994 and as head of the External Relations department of the Lucchini Group from 1994 to 1997. He joined Enel in 1997, as head of the public affairs department. In 1999 he became head of Enel’s Public and International affairs department, which is the position he still holds. He is also member of the board of directors of Enel.Hydro S.p.A.

     Claudio Sartorelli. Claudio Sartorelli joined Enel in 1970. Since then he has held a number of positions. He was General Counsel from 1996 to 2000. He has been head of Enel’s Corporate Affairs department since 1996 and he currently serves as secretary of Enel’s board of directors.

     Luciana Tarozzi. Luciana Tarozzi joined Enel in 1965. Since then she has held a number of positions. She was head of Enel’s Control and Reporting department from 1996 to 1997, and became head of Enel’s Accounting department in 1997, which is the position she still holds. She is currently also a director of Enelpower S.p.A., Enel Distribuzione S.p.A. and Enel Produzione S.p.A.

     Gianluca Comin. Gianluca Comin served as head of the public relations department and communications department at Montedison S.p.A. from 1999 to 2001. He also served as head of the communications department at Telecom Italia S.p.A from September 2001 to June 2002. He worked as a journalist at “Il Gazzettino”, an Italian newspaper, from 1987 to 1999. He is also a member of the board of directors of Syremont S.p.A., a company in the Montedison Group. In July 2002, he joined Enel as head of the Press and Communications department, which is the position he still holds.

     Salvatore Sardo. Salvatore Sardo served from 1992 to 1997 as head of Planning and Control department of Stet S.p.A. After the merger of Stet into Telecom Italia in 1997, he became head of the Accounting and Control of Telecom Italia. He served as chairman of Seat Pagine Gialle S.p.A. from 1998 to 2001. He served as head of Real Estate and General Services department and held numerous positions in several companies of Telecom Italia Group from 1999 to January 2003. He joined Enel in February 2003 and he currently serves as head of Enel’s Purchasing department.

Board of Statutory Auditors

     Pursuant to the Italian Civil Code, in addition to electing the board, Enel’s shareholders also elect a board of statutory auditors.

     Statutory auditors remain in office for a three-year term and may be re-elected for consecutive terms or substituted automatically by an alternate auditor if they resign or are unable to complete their term. Statutory auditors may be removed only for cause and with the approval of an Italian court.

     The board of statutory auditors is responsible for reviewing Enel’s management and financial reporting and financial condition. In conducting this review the board of statutory auditors has a duty to the shareholders, to whom it reports, and to Enel. The role of the board of statutory auditors includes reviewing the Company’s management, and, in particular, ensuring compliance with applicable law and the Company’s by-laws. Furthermore, the statutory auditors must ensure that Enel maintains adequate organizational structure, internal controls and administrative and accounting systems.

     Enel’s current board of statutory auditors was appointed in May 2001. The term of its members will expire in 2004. At that time, new members will be appointed by the shareholders. The names of the current members, their positions and the year during which each was initially appointed are set forth in the following table.

		Year Initially
Name	Position	Appointed

Bruno De Leo	Chairman	1992
Gustavo Minervini	Auditor	1992
Franco Fontana	Auditor	2001
Roberto Ulissi	Alternate Auditor	2001
Francesco Bilotti	Alternate Auditor	1995

     In addition, under Italian securities regulations, the Company’s accounts must be audited by external auditors appointed by the shareholders. The appointment is communicated to the Commissione Nazionale per le Società e la Borsa, or CONSOB. As of the fiscal year 2002, the Company’s external auditors for both consolidated and non-consolidated accounts are KPMG S.p.A. Under Italian securities laws, listed companies may not appoint the same auditors for more than three consecutive three-year terms. The external auditors issue an opinion that the Company’s financial statements are presented fairly in all material respects. Their opinion is made available to the Company’s shareholders prior to the annual shareholders meeting.

Executive Compensation

     Applicable Italian regulations (Article 78 of CONSOB Regulation No. 11971, issued on May 14, 1999) require Enel to disclose in the Company’s financial statements the following information regarding the compensation for 2002 of each of the directors and statutory auditors who served in such year. The following amounts include compensation paid to such persons by Enel’s subsidiaries.

		Base		Bonuses and		Other
Name	Positions(s) Held	Compensation		Other Incentives		Compensation

Fees (in euro)
Former Directors
Enrico Testa	Chairman	90,845				310,593	(1)
Francesco Tatò	Managing Director and direttore generale	294,432		650,736	(2)	1,132,991	(3)
Carlo Angelici	Director	31,246
Giuseppe Morchio	Director	30,936
Carlo Tamburi	Director	30,936	(4)			6,870	(5)
Current Directors
Piero Gnudi	Chairman	388,076		112,117	(6)
Paolo Scaroni	Managing Director and direttore generale	424,785		295,361	(6)	264,777	(7)
Mauro Miccio	Director	57,953
Franco Morganti	Director	89,117				74,975	(8)
Fernando Napolitano	Director	57,953
Francesco Taranto	Director	93,821
Gianfranco Tosi	Director	57,953
Total compensation of Directors		1,648,053		1,058,214		1,790,206
Statutory Auditors
Bruno De Leo	Chairman	74,112	(9)
Franco Fontana	Statutory Auditor	61,200
Gustavo Minervini	Statutory Auditor	61,717
Total compensation of Statutory Auditors		197,029

Total compensation paid(10)		1,845,082		1,058,214		1,790,206

For all positions held in group companies other than in Enel S.p.A., the compensations of Francesco Tatò, Piero Gnudi and Paolo Scaroni have either been renounced by them or paid to Enel S.p.A. and included in their base compensation.

1)	Compensation paid for positions held in the following group companies: Conphoebus S.p.A. (Chairman), Elettroambiente S.p.A. (Chairman), Sfera S.p.A. (Chairman), Enel Real Estate S.p.A. (Chairman), Dalmazia Trieste S.p.A. (Chairman) e WIND (Director).
2)	Bonus paid in 2002 with respect to achievements of certain group results in 2001.
3)	Compensation paid as direttore generale and severance payment as chief executive officer.
4)	As required by a directive of the Department of Public Finance of the Presidenza del Consiglio dei Ministri (Presidency of the Council of Ministers), Euro 28,921.60 of the base compensation was paid to the Treasury Ministry.
5)	As required by a directive of the Department of Public Finance of the Presidenza del Consiglio dei Ministri (Presidency of the Council of Ministers), Euro 5,041 of the compensation paid as director of Wind were paid to the Treasury Ministry.
6)	Bonus paid with respect to achievements of certain results in 2002.
7)	Compensation paid as direttore generale.
8)	Compensation paid for the positions held in Wind, including that of Director.
9)	As required by a directive of the Department of Public Finance of the Presidenza del Consiglio dei Ministri (Presidency of the Council of Ministers), Euro 32,192.47 of the base compensation was paid to the Treasury Ministry.
10)	We also granted benefits in kind to Piero Gnudi and Paolo Scaroni for a total amount of Euro 3,625.

     There are no service contracts entered into by Enel’s directors with the Company or any of the Company’s subsidiaries providing for benefits upon termination of employment.

     We do not disclose to the Company’s shareholders or otherwise make available public information as to the compensation of the Company’s executive officers.

     The aggregate compensation Enel and its subsidiaries paid to all of the Company’s directors, senior managers and statutory auditors identified in this annual report, excluding pension, retirement or similar benefits, for the year ended December 31, 2002 was approximately Euro 10.2 million. The aggregate amount paid or accrued for pension, retirement or similar benefits for the same directors, statutory auditors and executive officers for the year ended December 31, 2002 was approximately Euro 939,000.

     In addition, Francesco Tatò, in his capacity as direttore generale until May 24, 2002, was granted:

•	In 2000, 1,100,000 options to purchase the same number of Enel’s ordinary shares. Only 616,000 of these options vested, and will be exercisable in 2003 and 2004 at an exercise price of Euro 8.6.

•	In 2001, 2,635,000 options to purchase the same number of Enel’s ordinary shares. Only 1,475,600 of these options vested, and will be exercisable in 2004 and 2005 at an exercise price of Euro 7.272.

•	In 2002, 3,820,500 options to purchase the same number of Enel’s ordinary shares. All these options vested and, consequently, 30% of these options may be exercised starting in 2003, an additional 30% may be exercised starting in 2004, and the remaining 40% may be exercised starting in 2005. The final date for the exercise of all such options is December 31, 2007. The exercise price of the options is Euro 6.426.

     Furthermore, in September 2002, Paolo Scaroni, in his capacity as direttore generale, was granted 2,503,500 options to purchase the same number of Enel’s ordinary shares. All these options vested and, consequently, 30% of the options may be exercised starting in 2003, an additional 30% starting in 2004 and the remaining 40% starting in 2005. The deadline for the exercise of all such options is December 31, 2007. The exercise price for the options granted to him in 2002 is Euro 6.480.

     Please refer to “Item 10. Additional Information—Stock Option Plan” for a complete description of the Company’s stock option plan.

Share Ownership

     The following table sets forth the number of Enel’s ordinary shares held by each of the Company’s directors and statutory auditors as of June 10, 2003:

Name of Director or Statutory Auditor	Number of ordinary shares held as of June 10, 2003

Piero Gnudi	58,524	(1)
Paolo Scaroni	20,192
Franco Morganti	787	(2)
Francesco Taranto	10,000
Bruno De Leo	525
Gustavo Minervini	262	(3)
All other directors and statutory auditors	0
Total:	90,290
(1)	40,000 are held by a company controlled by Mr. Gnudi and 18,262 by Mr. Gnudi’s wife.
(2)	262 are held by Mr. Morganti’s wife.
(2)	All shares are held by Mr. Minervini’s wife.

Employees

     As of December 31, 2002, we had 71,204 employees, of whom 891 held managerial positions. The following table shows the breakdown of employees in each of our principal segments as of December 31, 2002:

		Percentage of
	Number of	Total Number
Division	Employees	of Employees

Generation and Energy Management	13,397	18.8
Sales, Infrastructure and Networks	39,489 (*)	55.5
Transmission	3,106	4.4
Telecommunications	8,602	12.1
Other areas	6,083	8.5
Holding Company	527	0.7
Total Enel Group	71,204	100

(*) Including employees of Enel Gas and Enel Trade.

     In recent years, we have pursued a policy of workforce rationalization, primarily through attrition, which has resulted in a steady reduction in employment levels: the number of our employees declined by 20.0%, from 88,957 at December 31, 1997 to 71,204 employees at December 31, 2002.

     Based on the current retirement system available to our employees, the Company’s management estimates that the following number of employees will retire during each of the periods shown:

Estimated number of
potential retirees

2003	Not less than 3,900
2004	Not less than 1,000
2005	Not less than 1,800
2006	Not less than 1,700
2007	Not less than 2,000

     If Italy’s current system of governmental retirement benefits changes significantly, we will consider adopting other voluntary measures to reduce employment levels. These measures may involve increased costs.

     The increased use of automated, remote-controlled plants and of advanced information technology and other rationalization measures has improved our ability to conduct operations with fewer employees.

     The table below shows our employment levels at the dates indicated. The table does not take into account the employees of our telecommunications segment during the period from 1996 to 2000, prior to our consolidation of WIND.

	1997	1998	1999	2000	2001	2002

Employees (other than managers)	87,912	84,096	77,768	71,958	71,802	70,313
Managers	1,045	842	743	689	859	891
Total	88,957	84,938	78,511	72,647	72,661	71,204

     Most of our non-management employees in the electricity sector are members of labor unions. The principal labor unions are the National Federation of Energy Workers, to which 33.7% of our employees belong, the Italian Electrical Companies Federation, to which 29.4% of our employees belong, and the Italian Union of Chemical, Electrical and Manufacturing Workers, to which 9.4% of our employees belong. Other employees are members of smaller labor unions, none of which includes more than 2.0% of our employees.

     Typically, we and representatives of the three unions covering the largest number of our employees negotiate and enter into a single collective bargaining agreement every four years. Representatives of the smaller unions typically sign the same agreement at a later date. Under the collective bargaining agreement, wages and other compensation arrangements are negotiated every two years.

     In July 2001, we signed a collective bargaining agreement for employees in the electricity industry with the unions, Gestore della Rete and So.g.i.n. The new collective bargaining agreement for all electric employees also applies to independent producers and to municipally owned electric utilities.

     Under the terms of the collective bargaining agreements currently in effect, employees covered by the agreement enjoy stability of employment and we may terminate their employment only when they reach retirement age or for cause. We believe that we can achieve our workforce rationalization objectives principally through attrition.

     We believe that our relations with the unions are generally satisfactory. Our employees have the right under Italian law to strike, although the unions have guaranteed that in such event a minimum level of service will be provided in each of the generation, transmission and distribution segments. We have entered into an agreement with our principal labor unions which regulates the exercise of our employees’ right to strike. As a consequence, strikes or other work stoppages have not significantly affected our operations in recent years.

     Employee compensation in the past has been almost exclusively based on the seniority and the position held by each employee. In 1999, we introduced compensation based on performance for the our senior and junior management, largely using a “management by objective” system with certain correction mechanisms to ensure that compensation does not significantly depart from market levels. This compensation method applied to approximately 66% of our management in 2002. For top managers, the variable component of compensation accounts for approximately 33% of total compensation. Salary incentives based on sales have also been introduced for account managers of certain companies of our group.

Employee benefits

     We sponsor retirement plans that pay pension benefits as required by Italian law and our collective bargaining agreements. The costs related with these plans are expensed as the benefits vest. In addition, our employees are eligible, upon termination, for severance pay under Italian law. We accrue a reserve for these employee termination liabilities, net of applicable advances, over the employees’ service periods.

     Until the end of 1999, most of our employees were enrolled in the Electricity Fund managed by INPS, the state funded social security system, which covers pensions, disability pay and accidental death benefits. In 1999, the Italian Parliament enacted a law that required the government to terminate industry specific retirement funds, such as the Electricity Fund, and to merge them into the general retirement fund for Italian workers. The Electricity Fund was terminated on January 1, 2000 and covered workers have been enrolled in the general pension fund for Italian employees. We were required to make extraordinary contributions to the general pension fund in each of 2000, 2001 and 2002 to eliminate the deficit in the Electricity Fund. The net impact of this change on our cash flow over the three-year period from 2000 to 2002 was Euro 1,940 million. This impact reflected the effect of lower payments we made to the national pension system in respect of the family benefits program, following the January 2000 reduction of 3.72 percentage points in the rate on which our payments are based. For Italian GAAP purposes, we are expensing the amounts paid in the years 2000-2002 proportionately over the twenty-year period between 2000 and 2019. However, for U.S. GAAP purposes, we expensed these amounts in 2000-2002, during the year that the contributions were due. The difference between the treatment of these payments under Italian GAAP and U.S. GAAP therefore had a significant negative effect on our U.S. GAAP results in each of those three years. See “Item 5. Operating and Financial Review and Prospects—U.S. GAAP Reconciliation.”

Item 7. Major Shareholders and Related Party Transactions

Major Shareholders

     Prior to Enel’s initial public offering in November 1999, the Treasury Ministry was Enel’s sole shareholder, having become such when Enel became a joint stock company in July 1992. Before that date, Enel had been a public statutory body owned by the Italian government. Enel’s initial public offering consisted of a total of 3,848,802,000 ordinary shares (corresponding to 1,924,401,000 ordinary shares after the one-for-two reverse stock split effective July 9, 2001) in the form of ordinary shares and ADSs (each representing ten ordinary shares, at the time of the offering, and five ordinary shares after the aforesaid one-for-two reverse stock split). The offering of the Company’s shares was the second-largest in history at the time and generated gross proceeds of approximately Euro 16,550 million.

     As of May 23, 2003, the Treasury Ministry owned 4,097,164,124 of Enel’s ordinary shares, or 67.57% of the total number of outstanding ordinary shares. As of May 23, 2003, no other entity or individual held 2% or more of the Company’s outstanding ordinary shares.

     The Treasury Ministry may sell part of Enel’s shares at any time and has announced that it intends to sell certain of Enel’s shares. There are no minimum ownership or similar requirements under Italian law that would limit sales of Enel’s shares by the Treasury Ministry. Sales of Enel’s ordinary shares may have a material adverse effect on the price of the ordinary shares and ADSs.

     Within the context of the privatization procedures and regulations under Italian law, the Treasury Ministry may, as a significant shareholder, ask Enel’s board of directors to examine the possibility of dispositions, in whole or in part, of some entities we control. Enel’s board would implement any such transaction solely to enhance value for all shareholders.

     The Treasury Ministry has indicated that it intends to continue to participate in the nomination and election of Enel’s Board to protect its investment as a shareholder. Under the 1994 privatization law and a 2000 decree of the President of the Council of Ministers, the Treasury Ministry has special powers, regardless of the level of its shareholding in Enel, related to:

•	The acquisition of Enel’s shares by third parties;

•	Shareholders’ agreements;

•	Major corporate changes; and

•	Appointment of one director and the chairman of Enel’s board of statutory auditors.

     In addition, the privatization law provides that Enel’s by-laws may include:

•	Special rules concerning appointments of directors and statutory auditors in order to ensure that minority shareholders are represented; and

•	Limitations on the maximum number of shares that a shareholder, or group of shareholders, other than the Treasury Ministry, may hold.

     Certain provisions of Enel’s by-laws, as well as the special powers the Treasury Ministry retains, are described in more detail in “Item 10. Additional Information—By-laws”.

     As of June 10, 2003, 6,063,075,189 ordinary shares were outstanding. As of the same date, there were 3,163,484 ADSs (equivalent to 15,817,420 ordinary shares) held by 6 record holders (including the Depository Trust Company).

     Since certain of the shares and ADSs were held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.

Related Party Transactions

     As the entity primarily responsible for electricity generation, transmission and distribution in Italy, we provide services to many other state-owned entities. The rates earned are comparable to the tariff rates charged to similar commercial organizations.

     Under the current regulatory framework, we are required to enter into certain transactions with the Gestore della Rete (which is wholly owned by the Treasury Ministry, Enel’s majority shareholder). Prices and fees we pay to or receive from the Gestore della Rete in connection with these transactions are determined by the Energy Authority.

     Our Generation and Energy Management division sells all the electricity we produce under the CIP 6 regime to the Gestore della Rete. The revenues produced from these sales represented approximately 3% of our group revenues in 2002. Moreover, our generation companies pay to the Gestore della Rete a fee for the access to the National Transmission System due on the hydroelectric and geothermal production that does not fall within CIP 6 regime. The amount of these transactions represents approximately 2% of our operating expenses in 2002. Terna earns revenue from a fee per kWh transported that distributors and suppliers pay to us through the Gestore della Rete. The revenues relating to these fees represented approximately 2% of total Group revenues in 2002. Our Sales, Infrastructure and Networks division purchases electricity from the Gestore della Rete and pays to the same fees for the use of the national transmission network. The expenses relating to these price and fees represented approximately 10% of total operating expenses in 2002.

     We purchase fuel for our generation plants and gas for our sales activity from Eni S.p.A and its subsidiaries, whose largest shareholder is the Treasury Ministry, which owns approximately 30% of Eni’s shares. Total purchases from Eni accounted for approximately 7% of our total operating expenses in 2002.

     Total purchases from state-owned companies accounted for approximately 20% of our total operating expenses in 2002.

     No member of the board of directors or board of statutory auditors and no senior officer (including close members of any such person’s families) nor any enterprise over which any such person is able to exercise a significant influence has had any interest in any transactions that are or were unusual in their nature or conditions or are or were material to the Company, and that were either effected since December 31, 1999 or that were effected during an earlier period and remain in any respect outstanding or unperformed. Except as described below, we have not provided any loans or guarantees to or for the benefit of any such person since December 31, 1999 or that remain outstanding or unperformed.

     We generally provide loans to our employees, including executive officers, up to the amount of Euro 52,000 per employee. Under this policy, we have granted loans up to such amount to certain of our executive officers, including senior officers.

     You should read note 22 to our consolidated financial statements for further details.

Item 8. Financial Information

Consolidated Financial Statements

     Please refer to “Item 18. Financial Statements” of this annual report.

Other Financial Information

Legal Proceedings

     We are defendants in a number of legal proceedings incidental to the generation, transmission and distribution of electricity. Because of the nature of these proceedings, we are not able to predict their ultimate outcomes, some of which may be unfavorable to us. However, we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations.

     Our pending legal proceedings include various civil and environmental claims and disputes relating to the construction and operation of several power stations, transmission and distribution lines, and other matters that arise in the normal course of our business. We have established a reserve for litigation and other contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential loss involved. This reserve, which also includes provisions for other contingencies and uncertainties related to our operations, is included in other non-current liabilities in the consolidated balance sheets in our consolidated financial statements, and amounted to Euro 1,181 million at December 31, 2002, of which Euro 400 million related to legal proceedings.

     We have briefly summarized below the most significant proceedings.

     Notwithstanding the fact that the relevant infrastructure is, in our opinion, in compliance with applicable laws, we are currently defendants in numerous pending proceedings relating to the electromagnetic fields created by our transmission and distribution lines and in some pending proceedings relating to electromagnetic energy emanating from substations. In most of the proceedings, the plaintiffs seek the relocation or removal of lines or substations that are near to inhabited or occupied residential or office buildings. In a limited number of proceedings, the plaintiffs also seek damages based on our alleged non-compliance with regulations setting maximum exposure levels or minimum distance requirements for lines and substations or on the alleged health effects of exposure to electromagnetic fields.

     Alleged damage as a result of exposure to electromagnetic fields created by our transmission and distribution lines has also been the subject of certain criminal proceedings in which we are involved. In June 1999, the criminal court of Rimini fined us symbolic damages of approximately Euro 1,000 in one proceeding and transferred the case to the civil court for the quantification of the physical damage to the individual plaintiff. We have appealed the decision.

     In October 2000, the public prosecutor for the city of Turin initiated an investigation against a manager and the chief executive officer of Terna, as well as the former chairman of the Company’s board, based on alleged harmful effects in connection with certain instances of diseases that had occurred in the province of Piedmont.

     In the cases described above, the transmission and distribution lines in question are in compliance with all applicable laws. Moreover, we believe that certain of such proceedings have become moot as a result of a new law, enacted in March 2001, which replaced previous legislation on electromagnetic fields and introduced measures for the restructuring of the Italian electricity grid. In any event, if the outcome of the above civil cases is unfavorable to us, our potential liability would be limited mainly to damages, to the extent plaintiffs satisfied their burden of proof by demonstrating a causal connection between electromagnetic fields and the alleged damage. You should read “Item 3. Key Information—Risk Factors—Risks Relating to Our Energy Business—Our core energy business and other activities are subject to numerous environmental regulations that could significantly affect our results of operations and financial condition” and “Item 4. Information on the Company—Regulatory Matters—Environmental Matters—Electromagnetic fields” for a more detailed discussion of electromagnetic fields.

     Since 1997, several suppliers of equipment to our distribution division have brought civil actions against us claiming that we abused our market power in the Italian electricity distribution sector by imposing contractual terms and conditions on them. The plaintiffs have sought increases in the compensation paid to them under supply contracts with us. We are contesting the suppliers’ claims. The first three decisions rendered in these cases upheld our contention that civil courts lack jurisdiction to hear these cases. In 1995, the Antitrust Authority, prompted by similar claims filed by the same suppliers, issued an opinion in which it held that our conduct did not constitute an abuse of market power. Following the withdrawal of the petitions filed by several suppliers, the aggregate value of the claims currently pending against us is Euro 163 million.

     In February 2003, the public prosecutor of Milan seized documentation relating to certain transactions carried out by Enelpower in the Middle East. The seizure is part of a criminal proceeding against the former chief executive officer and a former senior executive of Enelpower and 12 other persons for the alleged commission of certain crimes, including embezzlement, fraud, corruption and false statements to shareholders, in connection with certain transactions carried out by Enelpower in the Middle East and Italy. On March 5, 2003, Enelpower was notified of the pending investigation and the possible administrative liability it may incur in relation to the alleged crimes. On June 6, 2003, the Tribunal in Milan, upon request of the public prosecutor, ordered the arrest of the former chief executive officer and a former senior executive of Enelpower on suspicion of such charges. None of the individuals charged to date are currently employed by Enel. Enel and Enelpower intend to seek any damages caused to them by any violations committed by former officers of Enelpower, should such violations be proved as a result of the pending investigation.

     In March 2003, the European Commission requested information from the Italian Government in order to assess whether the capital contributions we made to WIND from 1998 through October 2002, the loans we granted to WIND or the terms and conditions of our lease agreement for fiber optic cables with WIND violated restrictions on state aid to companies. At this stage, we cannot predict if the European Commission will open a formal investigation of any of these matters, nor can we predict the eventual outcome of such investigation.

     In March 2002, the Italian Antitrust Authority started an investigation in order to assess whether we abused of our dominant position by, inter alia, including in our form of agreement for the sale of electricity to Eligible Customers in 2002, certain exclusivity and priority clauses aimed at discouraging the Eligible Customers changing their supplier of electricity, therefore hindering the development of the free market. The conclusion of the investigation is expected to occur in October 2003. At this stage, we cannot predict the eventual outcome of such investigation.

     We are currently involved in a contract dispute with Echelon, which provides the network control technology for the Telemanagement system and in which we hold an 7.5% interest, regarding a payment of approximately $3 million. Echelon has indicated that if we do not make the payment Echelon believes it is due, it intends to pursue arbitration of the dispute.

Dividend Policy

     Enel’s shareholders are entitled to receive interim or annual dividends that the Company’s board recommends and, in the case of annual dividends, that the Company’s shareholders approve.

Dividends were declared and paid in Italian lire until July 8, 2001. On July 9, 2001, the re-denomination of the Company’s share capital into euro and a one-for-two reverse stock split became effective, and since then dividends have been declared and paid in euro. The following table shows the amount in euro of the Company’s dividends per share payable in respect of each of the fiscal years indicated based on the 12,126,150,379 ordinary shares outstanding in each of the years from 1998 to 2000, and the Company’s dividends per share based on the 6,063,075,189 ordinary shares outstanding in 2001 and 2002.

     Prior to the Company’s initial public offering in November 1999, the Treasury Ministry was Enel’s sole shareholder.

	Year ended December 31,

	1998	1999	2000	2001	2002

Dividends per ordinary share (in euro)	0.08	0.12	0.13	0.36	0.36
Dividends per ordinary share (in U.S. dollars) (1)	0.09	0.11	0.12	0.32	0.38

(1)	We have translated the historical dividend amounts into U.S. dollars using the noon buying rate for lire, with respect to the years 1998, and for euro, with respect to the years from 1999 to 2002, in effect on the respective payment dates. The noon buying rate for euro may differ from the rate that may be used by the Depositary for the ADSs in order to convert euro into U.S. dollars for purposes of making payments to holders of ADSs.

     At the Company’s shareholder’s meeting on September 3, 1999, the Treasury Ministry, at that time the Company’s sole shareholder, approved the distribution of an extraordinary dividend of Lit. 4,422,000 million (Euro 2,284 million) that was paid to the Treasury Ministry in October 1999.

     The dividends that we declared during the period prior to the Company’s initial public offering in November 1999 reflected the Company’s status as a company wholly owned by the Italian government. You should not consider the Company’s dividend pay-out ratio, or amount of dividends paid as a percentage of the Company’s earnings, during this period as indicative of Enel’s future dividend pay-out ratio.

     At Enel’s annual shareholders’ meeting on May 26, 2000, the shareholders approved the board of directors’ proposal to pay an aggregate dividend of approximately Lit. 2,813,000 million (Euro 1,453 million), or Lit. 232 (Euro 0.12) per ordinary share having a par value of Lit. 1,000 (Euro 0.52) each, in respect of the fiscal year ended December 31, 1999. The amount of the aggregate dividend was equal to approximately 62% of our consolidated net income for the year and was paid from June 22, 2000 to holders of record as of June 19, 2000.

     At Enel’s annual shareholders’ meeting on May 25, 2001, the shareholders approved the board of directors’ proposal to pay an aggregate dividend of approximately Lit. 3,056,000 million (Euro 1,578 million), or Lit. 252 (Euro 0.13) per ordinary share having a par value of Lit. 1,000 (Euro 0.52) each, in respect of the fiscal year ended December 31, 2000. The amount of the aggregate dividend was equal to approximately 72% of our consolidated net income for the year and was paid from June 21, 2001 to holders of record as of June 18, 2001.

     At Enel’s annual shareholders’ meeting on May 24, 2002, the shareholders approved the board of directors’ proposal to pay an aggregate dividend of approximately Euro 2,183 million, or Euro 0.36 per ordinary share having a par value of Euro 1 each, in respect of the fiscal year ended December 31, 2001. The amount of the aggregate dividend was equal to approximately 52% of our consolidated net income for the year and was paid from June 27, 2002 to holders of record as of June 24, 2002.

     At Enel’s annual shareholders’ meeting on May 23, 2003, the shareholders approved the board of directors’ proposal to pay an aggregate dividend of approximately Euro 2,183 million, or Euro 0.36 per ordinary share having a par value of Euro 1 each, in respect of the fiscal year ended December 31, 2002. The amount of the aggregate dividend was equal to approximately 109% of our consolidated net income for the year and was paid from June 26, 2003 to holders of record as of June 23, 2003.

     Italian law allows Enel to pay dividends only out of the Company’s statutory retained earnings, plus the distributable reserves and statutory net income for the current year, net of the amount to be allocated to the legal reserve in the subsequent year. Italian law requires companies to contribute 5% of their net income each year to the legal reserve until the aggregate amount of this reserve is equal to 20% of the aggregate par value of their issued and outstanding share capital. As the aggregate amount of Enel’s legal reserve was exceeding to such aggregate par value, the Company did not allocate any of its 2002 net income to such a reserve. Enel board will recommend the payment of any future dividends in light of conditions then existing, including:

•	Our financial performance;

•	Cash and capital requirements;

•	Any restrictions in financing agreements;

•	Prevailing business conditions.

     Enel will pay dividends on ordinary shares represented by ADSs to the Depositary. The Depositary will convert the dividends into U.S. dollars at the prevailing rate of exchange, net of conversion expenses of the Depositary and any applicable Italian withholding tax. The amount of dividends received by holders of ADSs in U.S. dollars may be affected by fluctuations in exchange rates. You should read “Item 3. Key Information—Exchange Rates” and “Item 3. Key Information—Risk Factors—Risks Relating to Enel’s Ordinary Shares and ADSs—The dollar value of dividends Enel pays in respect of the Company’s ordinary shares and ADSs will be affected by the euro/dollar exchange rate” for a more detailed discussion of the risks of Euro/dollar exchange rate fluctuations for holders of ADSs.

Significant Changes

     In January 2003, we sold 100% of the share capital of Interpower to a consortium of bidders including Italian consortium Energia Italiana, Electrabel S.A. and ACEA S.p.A. for a total consideration of Euro 853 million, including Euro 535 million in cash (the cash component, and therefore the total considered may increase or decrease as a result of the application of the price adjustment mechanism provided by the sale and purchase agreement) and the assumption of Euro 318 million in debt.

     In March 2003, in order to become WIND’s sole shareholder, we agreed with Wireless Services Belgium SA, a subsidiary of France Télécom, to acquire its 26.6% stake in WIND for Euro 1,330 million and the assumption of Euro 173 million in debt. In addition, Wireless Services Belgium SA, agreed to waive its right to increase its participation in WIND up to 44%. Closing of this transaction is expected to occur in early July 2003.

Item 9. The Offer and Listing

Markets and Price Range of ADSs and Ordinary Shares

     The principal trading market for Enel’s ordinary shares is the Mercato Telematico Azionario or Telematico, the Italian automated screen-based trading system managed by the Borsa Italiana S.p.A. Enel’s shares are traded on Telematico under the symbol “ENEL”. American Depositary Shares or ADSs (each representing 5 ordinary shares) are listed on the New York Stock Exchange, where they are traded under the symbol “EN”. Citibank, N.A. is Enel’s depositary for purposes of issuing the American Depositary Receipts evidencing the ADSs. Trading in Enel’s ordinary shares on the Telematico and in Enel’s ADSs on the New York Stock Exchange commenced on November 2, 1999.

     The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs on the New York Stock Exchange, adjusted to reflect the effect of the one-for-two reverse stock split, effective on July 9, 2001, on the ADSs.

	ADSs

	High	Low

	(in dollars)
1999
Fourth Quarter (starting Nov. 2)	45.23	41.13
2000
First Quarter	46.00	38.63
Second Quarter	45.38	41.13
Third Quarter	44.19	36.75
Fourth Quarter	39.70	35.05
2001
First Quarter	38.85	30.40
Second Quarter	34.72	30.06
Third Quarter	35.10	25.00
Fourth Quarter	33.50	26.80
2002
First Quarter	29.09	27.41
Second Quarter	30.31	28.07
Third Quarter	28.60	22.60
Fourth Quarter	25.85	23.70
December 2002 – May 2003
December 2002	25.85	24.20
January 2003	29.12	26.58
February 2003	29.64	27.44
March 2003	29.25	26.78
April 2003	29.56	28.58
May 2003	35.00	29.84

     The following table sets forth, for the periods indicated, the reported high and low “official” sales prices for the ordinary shares on Telematico, adjusted to reflect the one-for-two reverse stock split, effective on July 9, 2001.

	Ordinary
	Shares
	High	Low

	(in Euro)
1999
Fourth Quarter (starting Nov. 2)	8.593	7.840
2000
First Quarter	9.267	7.348
Second Quarter	9.357	8.499
Third Quarter	8.989	8.292
Fourth Quarter	8.832	7.740
2001
First Quarter	8.051	6.525
Second Quarter	7.603	6.954
Third Quarter	7.811	5.650
Fourth Quarter	6.873	6.079
2002
First Quarter	6.663	6.137
Second Quarter	6.765	5.607
Third Quarter	5.835	4.490
Fourth Quarter	5.167	4.784
December 2002 – May 2003
December 2002	5.087	4.841
January 2003	5.471	5.058
February 2003	5.445	5.115
March 2003	5.331	5.015
April 2003	5.432	5.227
May 2003	5.969	5.356

     Enel’s ordinary shares are among the constituents of the MIB 30 Index, the primary Italian stock market index.

     As of June 24, 2003, 6,063,075,189 ordinary shares were outstanding.

Item 10. Additional Information

Stock Option Plan

     In March 2000, Enel’s board of directors approved an executive stock option incentive plan, which we refer to as the Plan, for the grant of options to certain of the Group’s senior managers (as identified by the board of directors at the time of the grant).

     The Plan distinguishes between options that, once vested, may be exercised after the first anniversary of the grant date, or One Year Options, and those that, once vested, may be exercised only after the third anniversary of the grant date, or Three Year Options. Of the options granted to each individual participant in any single year, 20% are One Year Options and the remaining 80% are Three Year Options.

     Options vest if the average reference price of Enel’s shares on Telematico over the last three months of the year of the grant is higher than a target price determined by the board of directors at the time of the grant. The board sets the Target Price with reference to securities analysts’ estimates of the future price of Enel’s shares. If the Target Price is not met in a given year, all of the One Year Options and 30% of the Three Year Options granted in that year do not vest and expire. However, the remaining 70% of the Three Year Options granted in the year (56% of the Options) may still vest if (i) the price of Enel’s shares on Telematico during the year of the grant outperforms a specified reference index over the same period and (ii) the actual growth in value of our business, or AGV, during the year of the grant (as determined using a proprietary formula) exceeds the expected growth for that year, as determined by the board of directors at the time of the grant. If these conditions are not met, the remaining 70% of Three Year Options may also vest if the average reference price of Enel’s shares on Telematico over the last three months of the second year following the grant is higher than the Target Price for the year of the grant, as adjusted for the expected variation of the price of Enel’s shares in the following two years, as determined by the board of directors each year.

     One Year Options, if vested, may be exercised from the first to the fourth year following the grant. Three Year Options, if vested, may be exercised in the third and fourth year following the grant. In all cases, the options may only be exercised within fifteen trading days following the shareholders’ approval of the financial statements for the preceding fiscal year. The strike price of the options is set by the board of directors at a date no later than the date of the grant and cannot be lower than the average reference price of Enel’s shares on Telematico during the month preceding the grant. Options are not transferable, except in certain cases.

     Under the Plan, in March 2000, Enel’s board of directors granted to 144 of our senior officers, including the Company’s former Chief Executive Officer, an aggregate of 19,690,000 options with respect to an equal number of ordinary shares. The number of options and the corresponding number of ordinary shares decreased to 9,845,000 as a result of the one-for-two reverse stock split effective July 9, 2001. The number of options granted to participating managers has been determined pursuant to a formula based on the participant’s gross salary for the year in question and the value of the Three Year Options, calculated according to market value indications supplied by primary financial institutions. The Target Price of Enel’s stock in respect of the options granted in 2000 was set at Euro 4.70. Since such Target Price was not met in 2000, all One Year Options and 30% of the Three Year Options did not vest and, thus expired. However, in the same year, (i) the price of Enel’s shares on Telematico outperformed the specified reference index and (ii) the AGV exceeded the expected rate of growth, as determined by the board of directors at the time of the grant. As a result, 70% of the Three Year Options (equal to 11,026,400 options with respect to the same number of ordinary shares, and corresponding to 5,513,200 ordinary shares after the aforesaid one-for-two reverse stock split) vested and will become exercisable in the periods provided for by the Plan. The strike price of the options granted in 2000, originally set at Euro 4.30, is now Euro 8.60 per share as a result of the one-for-two reverse stock split.

     Under the Plan, in April 2001, Enel’s board of directors granted to 381 of our senior officers, including the Company’s former Chief Executive Officer, an aggregate of 68,548,100 options with respect of an equal number of ordinary shares. The number of options and the corresponding number of ordinary shares decreased to 34,274,050 as a result of the aforesaid one-for-two reverse stock split. The number of options granted to participating managers has been determined pursuant to a formula based on the participant’s gross salary for the year in question and the value of the Three Year Options, calculated according to market value indications supplied by primary financial institutions. The Target Price of Enel’s stock with respect to the options granted in 2001, originally fixed at Euro 4.40, was set at Euro 8.80 as a result of the one-for-two reverse stock split. The strike price of options granted in 2001 originally fixed at Euro 3.636 per share, was set at Euro 7.272 as a result of the one-for-two reverse stock split. Since the specified Target Price was not met in 2001, all One Year Options and 30% of the Three Year Options did not vest, and thus expired. However, in the same year, (i) the price of Enel’s shares on Telematico outperformed the specified reference index and (ii) the AGV exceeded the expected rate of growth as determined by the board of directors at the time of the grant. As a result, 70% of the Three Year Options (equal to 38,386,936 options with respect to the same number of ordinary shares, and corresponding to 19,193,468 ordinary shares after the one-for-two reverse stock split effective July 9, 2001) vested and will become exercisable in the periods provided for by the Plan.

     As authorized by Enel’s shareholders in December 1999, having already taken into account the one-for-two reverse stock split effective July 9, 2001, on April 9, 2001, Enel’s board of directors resolved: (i) to increase Enel’s share capital by an amount not to exceed Euro 5,513,200 through the issuance of a maximum of 5,513,200 new ordinary shares with a par value of Euro 1 each, at a price per share of Euro 8.60, reserved for issuance upon the exercise of options granted under the terms of the Plan to Enel’s executives selected in March 2000 and (ii) to increase Enel’s share capital by an amount not to exceed Euro 34,274,050 through the issuance of a maximum of 34,274,050 new ordinary shares with a par value of Euro 1 each, at a price per share of Euro 7.272, reserved for issuance upon the exercise of options granted under the terms of the Plan to Enel’s executives selected in April 2001.

     In May 2001, Enel’s shareholders authorized the board of directors to increase Enel’s outstanding share capital by an amount not to exceed Euro 60,630,750 in order to permit the issuance (in one or more tranches over a five-year period ending in May 2006) of a maximum of 60,630,750 new ordinary shares with a par value of Euro 1 each to be reserved for issuance upon exercise of options granted to the Group’s senior management by Enel’s board of directors under the terms of executive stock option incentive plans to be approved by the board itself. At the same time, Enel’s shareholders revoked the authorization granted to Enel’s board of directors in December 1999 with regard to capital increases not yet resolved under such authorization.

     In March 2002, Enel’s board of directors approved an executive stock option incentive plan for the year 2002, which we call the 2002 Plan, for the grant of options to certain of the Group’s senior managers (as identified by the board of directors at the time of the grant).

     If vested, 30% of the options may be exercised starting in 2003, another 30% starting in 2004, and the remaining 40% starting in 2005. No such options may be exercised after December 31, 2007. In each year, options may be exercised only within fifteen trading days following each of (i) the board of directors’ approval of preliminary financial data for the preceding fiscal year on a consolidated basis, (ii) the shareholders’ approval of the financial statements for the preceding fiscal year, and (iii) the board of directors’ approval of the report relating to the quarter ending September 30. Options vest if both the Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, of the Group for the fiscal year 2002 exceeds the estimated EBITDA as indicated in the budget approved by the board of directors and the price of Enel’s shares on Telematico outperforms a specified reference index over the same period. If any of these conditions is not met, all the options expire. The strike price of the options is set by the board of directors and cannot be lower than the average reference price of Enel’s shares on Telematico during the month preceding the grant. The number of options granted to participating managers has been determined pursuant to a formula based on the participant’s gross salary for the year in question and the value of an option exercisable in 2005, calculated according to market value indications supplied by primary financial institutions. In March 2003, Enel’s Board of Directors determined that the conditions for all the options to vest had been satisfied.

     Under the 2002 Plan, on March 28, 2002 and September 12, 2002, Enel’s board of directors granted to a total of 383 of our senior officers, including Enel’s former and current Chief Executive Officer, an aggregate of 41,748,500 options with respect to an equal number of ordinary shares. The strike price of the options was set at Euro 6.426. However, the strike price for the options granted to Enel’s current Chief Executive Officer, Mr. Paolo Scaroni, was determined with regard to the reference price of Enel’s shares on Telematico on the date of his appointment as direttore generale, and was therefore set at Euro 6.480.

     Consequently, as authorized by Enel’s shareholders in May 2001, on April 10, 2003 Enel’s Board of Directors resolved to increase the Company’s share capital in order to permit issuance of a maximum total amount of Euro 41,748,500 in connection with the 2002 Plan.

     In April 2003 Enel’s Board of Directors approved an executive stock option incentive plan for the year 2003, which we call the 2003 Plan, similar to the 2002 Plan.

     Under the 2003 Plan, options vest if both the Earning Before Interest, Taxes, Depreciation and Amortization, or EBITDA, of the Group for the fiscal year 2003 exceeds the estimated EBITDA as indicated in the budget approved by the board of directors and the price of Enel’s shares on Telematico outperforms a specified reference index over the same period. If any of these conditions is not met, all the options expire. The strike price of the options is set by the board of directors and cannot be lower than the average reference price of Enel’s shares on Telematico during the month preceding the grant. The number of options granted to participating managers has been determined pursuant to a formula based on the participant’s gross salary for the year in question and the value of an option exercisable in 2006 calculated according to market value indications supplied by primary financial institutions.

     If vested, 30% of the options may be exercised starting in 2004, an additional 30% starting in 2005, and the remaining 40% starting in 2006. No such options may be exercised after December 31, 2008.

     In each year, options may be exercised only within fifteen trading days following each of (i) the board of directors’ approval of preliminary financial data for the preceding fiscal year on a consolidated basis, (ii) the shareholders’ approval of the financial statements for the preceding fiscal year, and (iii) the board of directors’ approval of the report relating to the quarter ending September 30.

     Under the 2003 Plan, on April 10, 2003, Enel’s board of directors granted to approximately 550 of our senior officers, including the Company’s current Chief Executive Officer, an aggregate of 47,624,005 options with respect to an equal number of ordinary shares. The exercise price of the options was set at Euro 5.240.

     In May 2003, Enel’s shareholders authorized the board of directors to increase the Company’s share capital by an amount not exceeding Euro 47,624,005 in order to permit the issuance (in one or more tranches over a 5 year period ending in May 2008) of a maximum of 47,624,005 ordinatory shares with a per value of Euro 1 each to be reserved for issuance under the 2003 Plan.

     On October 15, 2001, the board of directors of Wind approved a stock option incentive plan for its senior officers. Such plan provides that the options granted under the plan may be exercised inter alia, only if Wind’s ordinary shares will be listed on a regulated market on or before September 30, 2003. We do not expect such condition to be satisfied.

By-Laws

     The following is a summary of certain information concerning Enel’s shares and by-laws (Statuto) and of Italian law applicable to Italian companies whose shares are listed in a regulated market in the European Union, as in effect at the date of this annual report. The summary contains all the information that we consider to be material regarding Enel’s shares but does not purport to be complete and is qualified in its entirety by reference to the by-laws or Italian law, as the case may be.

     Italian companies whose shares are listed on a regulated market of the European Union are principally governed by two sets of rules – the Italian Civil Code (applicable to all Italian companies), and the Unified Financial Act (Testo Unico dell’Intermediazione Finanziaria, or TUF) of February 24, 1998 and implementing regulations thereof (applicable to listed companies). In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Civil Code, which will come into force on January 1, 2004 (the so-called 2003 corporate law reform). There is some uncertainty as to how the amendments to the Italian Civil Code should coordinate with the TUF in areas of conflict or overlap. It is expected that such uncertainties will be clarified through amendments of the TUF. The following summary includes a description of certain main provisions introduced by the 2003 corporate law reform and, where material to Enel, takes into account those areas of uncertainty.

General

     In May 2001, the Company’s shareholders approved the re-denomination of the Company’s share capital in Euro and a one-for-two reverse stock split, effective July 9, 2001. As a result, starting from that date, the issued and outstanding share capital of the Company consists of 6,063,075,189 ordinary shares, each with a par value of Euro 1. Before that date, the Company’s share capital consisted of 12,126,150,379 ordinary shares, each with a par value of Lit. 1,000. In accordance with Italian law, in connection with the re-denomination, Enel’s share capital was rounded down by approximately Lit. 386 million (Euro 199,352), which the Company allocated to a special statutory reserve. All of Enel’s 6,063,075,189 issued and outstanding ordinary shares, with a par value of Euro 1, are fully paid, non-assessable and in registered form.

     Enel’s registered office is in Rome, Italy, at Viale Regina Margherita No. 137 and the Company is registered with the Italian Companies’ Register held by the Chamber of Commerce of Rome at No. 00811720580. As set forth in Article 4 of Enel’s by-laws, its corporate purpose is to acquire and manage equity holdings in Italian and foreign companies, and to provide such companies with strategic guidelines regarding their industrial organization and business activities. Through affiliates or subsidiaries, the Company operates principally in (i) the electricity industry, including the activities of production, importation and exportation, distribution and sale, as well as transmission within the limits of existing legislation; (ii) the energy industry in general, including the fuel sector, and the field of environmental protection, as well as in the water sector; (iii) the communication, telematics and information-technology industries and those of multimedia and interactive services; and (iv) the network-based services sector (electricity, water, gas, district heating, telecommunications) and those which, in any case, provide metropolitan services locally. Enel is generally authorized to take any actions necessary or useful to achieve the Company’s corporate purpose.

Authorization of Shares

     Enel’s board of directors is authorized, for a period of five years from the shareholders’ resolution of May 23, 2003, to increase Enel’s share capital by a maximum total amount of Euro

47,624,005 in order to permit the issuance (in one or more tranches over a five-year period ending in May 2008) of a maximum of 47,624,005 new ordinary shares under the terms of the 2003 Plan. At the same time, Enel’s shareholders revoked the authorization granted to Enel’s board of directors on May 25, 2001 with regard to capital increases not yet approved under such authorization.

     Under the authorization granted to Enel’s board of directors in 2001, on April 10, 2003, Enel’s board of directors resolved: (i) to increase Enel’s share capital by payment by a maximum amount of Euro 41,748,500 through the issue of a maximum number of 41,748,500 new ordinary shares with a par value of Euro 1 each, of which 39,245,000 at a price of Euro 6.426 and 2,503,500 at a price of Euro 6.480.

Form and Transfer of Shares

     Pursuant to the TUF, Legislative Decree No. 213 of June 24, 1998 (“Decree No. 213”) and CONSOB Regulation No. 11768 of December 23, 1998 (“Regulation No. 11768”), as amended, since January 1, 1999 it is no longer possible for a shareholder to obtain the physical delivery of share certificates representing shares of Italian listed companies. Upon full implementation, shares of Italian listed companies will no longer be represented by paper certificates and the transfer and exchange of shares will take place exclusively through an electronic book-entry system. All shares must, accordingly, be deposited by their owners with an intermediary (each an “Intermediary”), which is defined by Regulation No. 11768 as:

•	an Italian or EU bank;

•	a non-EU bank authorized by the Bank of Italy to operate in the Italian market;

•	Società di Intermediazione Mobiliare, or SIM;

•	an EU investment company;

•	a non-EU investment company authorized by CONSOB to provide investment services in Italy;

•	an Italian asset management company;

•	a stock broker;

•	the company which has issued the shares;

•	the controlling shareholder of the company which has issued the shares;

•	the Bank of Italy;

•	an EU or non-EU entity operating a centralized clearing system;

•	a financial intermediary operating a clearing system governed by art. 69 (2) and 70 of the TUF;

•	a financial intermediary registered on the list kept by the Bank of Italy under art. 107 of Legislative Decree No. 385 of September 1, 1993;

•	the Italian Post Office (Poste Italiane S.p.A.);

•	Cassa Depositi e Prestiti (a state-owned entity mainly responsible for extending loans to public administration bodies);

•	the Treasury Ministry; and

•	the managers of foreign clearing, settlement and guarantee systems for financial instruments, provided that they are subject to supervision equivalent to that provided by Italian law.

     The Intermediary will in turn deposit the shares with Monte Titoli or with another company authorized by CONSOB to operate a centralized clearing system.

     To transfer shares under the system introduced by Decree No. 213, owners of shares are required to give instructions to their Intermediaries. If the transferee is a client of the transferor’s Intermediary, the Intermediary will simply transfer the shares from the transferor’s account to the account of the transferee. If, however, the transferee is a client of another Intermediary, the transferor’s Intermediary will instruct the company operating a centralized clearing system to transfer the shares to the account of the transferee’s Intermediary, which will then record the shares in the transferee’s account.

     Each Intermediary maintains a custody account for each of its clients setting out the financial instruments of such client and keeps a record of all transfers, payment of dividends, exercise of rights attributable to such instruments, charges or other encumbrances on the instruments. The account holder or any other eligible party (for example, in the case of a pledge over the financial instrument, the pledge holder) may submit a request to the Intermediary for the issue of a certified statement of account. The request must indicate the quantity of the financial instruments in respect of which the statement is requested, the rights which the applicant intends to exercise (and, in the case of rights exercisable at shareholders’ meetings, the date and nature of the meeting) and the duration in respect of which the certificate’s validity is required. Within three business days from the receipt of such request, the Intermediary shall issue a certified statement of account that constitutes evidence of the account holder’s ownership of the financial instruments indicated. Once a certificate has been issued, the Intermediary may not effect any transfer of the corresponding securities until the certificate expires or is returned.

     The new book-entry system commenced operations on October 5, 1998, when Monte Titoli cancelled all certificates representing listed financial instruments in its possession and returned them to the issuing companies. At the same time, Monte Titoli registered the shares in accounts held under the name of the depositing Intermediaries and gave them and the issuing companies notice of the registration. The Intermediaries, in turn, registered the shares in the shareholders’ accounts. Since January 1, 1999, shareholders of listed companies have been allowed to exercise their rights only after they have deposited their share certificates with an Intermediary and authorized it to deposit the shares with a company operating a centralized clearing system.

     As a result of the foregoing, it is not possible for a shareholder to obtain physical delivery of share certificates representing Enel’s ordinary shares. Instead, transfers of shares are possible only using the procedures described above.

Limitations on shareholdings

     Enel’s by-laws provide that no shareholder, other than the Italian government, may own ordinary shares representing more than 3% of the Company’s voting share capital. The 3% limit may be cancelled only after a three-year period from its introduction has expired. This limit does not apply in the event that it is exceeded as a result of certain types of tender offers as provided under Italian law.

     The limitation on shareholding is calculated taking into account, among other things, shares owned by:

•	Controlling entities and directly or indirectly controlled entities, as well as entities controlled by the same controlling entity; and

•	Affiliated personal entities, including spouses and other closely related personal relatives.

     Enel’s by-laws restrict the ability of any entity to exercise any voting rights attributable to ordinary shares held or controlled by that entity representing more than 3% of Enel’s voting share capital. This restriction does not apply to any shareholdings held by the Italian state, other state-owned entities, or other entities controlled by the state or other state-owned entities. The voting rights of each entity to whom this limit on shareholding applies are reduced correspondingly. In the event that ordinary shares held or controlled in excess of the 3% threshold are voted, any shareholders’ resolution adopted pursuant to this vote may be challenged if the majority required to approve this resolution would not have been reached without the vote of ordinary shares exceeding this threshold. Ordinary shares not entitled to be voted are nevertheless counted for purposes of determining the quorum at a shareholders’ meeting. Further limitations on shareholding result from the special powers of the Treasury Ministry.

Special powers of the Treasury Ministry

     The Italian privatization law and the Company’s by-laws confer upon the Italian government, acting through the Treasury Ministry, certain special powers with respect to our business and actions by Enel’s shareholders. These powers may apply regardless of the Treasury Ministry’s shareholding in Enel. The government may review the scope and duration of the Treasury Ministry’s special powers starting from September 2004. In this review, the government will take into account, among other factors, the liberalization level achieved by that time in the European energy sector. The Treasury Ministry exercises these special powers after consultation with, and with the agreement of, the Industry Ministry.

     Enel’s by-laws reflect the following special powers of the Treasury Ministry:

Approval of material acquisitions of shares

     The Treasury Ministry must approve or disapprove the acquisition of material interests in Enel’s share capital. Enel’s by-laws define material interests as interests representing 3% or more of the Company’s voting share capital (including ordinary shares held in the form of American Depositary Shares). This limit is based on the limit currently set by the Treasury Ministry under the privatization law. If the Treasury Ministry changes this limit, Enel will amend the Company’s by-laws accordingly. Enel’s board of directors must file a notice with the Treasury Ministry at the time an acquiror of a material interest files a request for registration with the register of shareholders. Approval or disapproval by the Treasury Ministry must be given within 60 days from the date of this notice. Until the approval is granted, or in any case after the expiration of the 60-day period without the approval having been granted, the purchaser may not exercise any rights, including voting rights, other than economic rights pertaining to the ordinary shares representing the material interest. In the event the approval is denied by the Treasury Ministry or the 60-day period has expired without the approval having been granted, the purchaser must sell the ordinary shares representing the material interest within one year and may not exercise any rights, including voting rights, other than economic rights pertaining to these ordinary shares, in the interim. In the event of failure to comply with this requirement, the Treasury Ministry may petition the courts to order the forced sale of the ordinary shares representing the material interest. Holders and beneficial owners of ADSs are also subject to the 3% limit.

Approval of material shareholders’ agreements

     The Treasury Ministry has the authority to approve or disapprove material shareholders’ agreements or other arrangements, which are currently defined in Enel’s by-laws as shareholders’ agreements or other arrangements relating to 5% or more of Enel’s voting share capital. However, the Treasury Ministry may lower this limit in the future. The approval or the disapproval must be given within 60 days from the date of the notice to be provided to the Treasury Ministry by CONSOB following the notifications of these material shareholders’ agreements or other arrangements to CONSOB. Until the approval is granted, or in any case after the expiration of the 60-day period without the approval having been granted, shareholders that are parties to the agreement or other arrangement may not exercise any rights, including voting rights, other than economic rights pertaining to the ordinary shares subject to the agreement or other arrangement. In the event the approval is denied by the Treasury Ministry or the 60-day period has expired without the approval having been granted, the agreement is deemed ineffective. If the conduct of shareholders during a shareholders’ meeting nevertheless supports an inference that the shareholders are acting pursuant to the terms of such a shareholders’ agreement or other arrangement, then any resolutions adopted at that meeting that would not have been adopted but for the vote of these shareholders may be challenged.

Members of Enel’s Board of Directors and Board of Statutory Auditors

     The Treasury Ministry has the power to appoint one member of Enel’s board of directors and the chairman of Enel’s Board of Statutory Auditors in addition to the members elected by the Treasury Ministry as a shareholder.

Veto power over material changes

     The Treasury Ministry may veto resolutions to dissolve Enel, cause a significant transfer of its business, merge or demerge, transfer Enel’s registered office outside of Italy, change its corporate purpose or eliminate or modify any of the Treasury Ministry’s special powers.

     The special powers of the Treasury Ministry reflected in Enel’s by-laws have also been introduced into the by-laws of Enel Produzione, Terna and Enel Distribuzione.

Dividend Rights

     The payment by the company of any annual dividend is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of the company’s unconsolidated net income in any year, an amount equal to 5% of such net income must be allocated to the company’s legal reserve until such reserve is at least equal to one-fifth of the par value of the company’s issued share capital. As of December 31, 2002, the amount of Enel’s legal reserve was exceeding such aggregate par value. If the company’s capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The board of directors may authorize the distribution of interim dividends, subject to certain statutory limitations.

     Dividends are payable to those persons who hold the shares through an Intermediary on the day preceding the ex-dividend payment date declared by the shareholders’ meeting. Dividends not collected within five years from the dividend payment date are forfeited to the benefit of the Company. Payments in respect of dividends are distributed through Monte Titoli on behalf of each shareholder by the Intermediary with which the shareholder has deposited its shares. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through Citibank N.A., as ADR depositary, in accordance with the deposit agreement relating to the ADRs. See “Item 8. Financial Information—Other Financial Information—Dividend Policy”.

Voting Rights

     Shareholders are entitled to one vote per share, although a slate voting system applies in case of appointment of members of the board of directors and of the board of statutory auditors. See “—Minority Shareholders’ Rights”.

     Proxy solicitation is possible. Solicitation can be conducted only by certain professional investment and financial intermediaries, as well as certain companies whose sole purpose is to carry out proxy solicitation, on behalf of a qualified soliciting shareholder. With respect to Enel, a qualified soliciting shareholder has been defined by CONSOB as one or more shareholders who own and have owned at least 0.5% of Enel’s voting capital for more than six months and who have been registered as shareholders holding at least 0.5% of Enel’s voting capital for the same period of time. CONSOB periodically reconsiders the threshold to qualify as a qualified soliciting shareholder and could raise such threshold to up to 1% of Enel’s voting capital.

     Proxies may be collected by a shareholders’ association provided that such association has been formed by notarized private agreement, does not carry out business activities and is made up of at least 50 individuals, each of whom owns not more than 0.1% of the company’s voting capital. Members of the shareholders’ association may, but are not obliged to, grant proxies to the legal representative of the association, and proxies may also be granted in respect of only certain of the matters to be discussed at the relevant shareholders’ meeting. The association may vote in different manners in compliance with the instructions expressed by each member who has granted a proxy to the association.

     As a registered shareholder and ADR depositary, Citibank N.A. or its nominee is entitled to vote the shares underlying the ADSs. The Deposit Agreement requires Citibank (or its nominee) to accept voting instructions from owners of ADSs and to execute such instructions to the extent permitted by law.

Board of Directors

     Pursuant to Enel’s by-laws, Enel’s board of directors must consist of no less than three and no more than nine members. The board of directors is elected at a shareholders’ meeting for a term of up to three years. Members are eligible for re-election. As to the election of directors, see “—Minority Shareholders’ Rights”.

     In accordance with Enel’s by-laws, the board of directors is responsible for the management of the Company’s business. It has the power to take all actions consistent with the corporate purpose described in the by-laws, except for the actions that by applicable law or by-laws may only be taken by Enel’s shareholders.

     The chairman and chief executive officer are Enel’s legal representatives. The chief executive officer generally has the power to represent the Company within the scope of the functions delegated to him. For specific actions or categories of actions, the power to represent Enel can be delegated by the holder of such power to one of Enel’s employees or to third parties.

     The quorum for board meetings is a majority of the members in place. Resolutions are adopted by a majority of votes of those present. A board meeting may be called by the chairman on his or her own initiative, must be called upon a request of the majority of the board’s members or upon request of the board of statutory auditors (or at least two of its members) and also must be called upon a request for a meeting for specific purposes of two directors (or one director when the board is composed of three members).

     The board has the power to delegate certain of its powers to one of its members, and determines the powers and the functions delegated to such person. Under applicable law and Enel’s by-laws, the board may not delegate certain of its responsibilities, such as the approval of the financial statements or proposals of increases or reductions of the Company’s capital.

     Under Italian law, directors having a conflicting interest with the company regarding a proposed resolution must inform the other directors about the conflict and abstain from voting on the resolution. Resolutions adopted in breach of this rule may be challenged by dissenting or absent directors or the statutory auditors if the required majority would not have been attained without the vote of the director having a conflict of interests, and conflicted directors may be held liable for damages to the company resulting from a resolution adopted in breach of this rule (see “Minority Shareholders’ Rights”).

     Pursuant to the 2003 corporate law reform, with effect from January 1, 2004, directors having any interest in a proposed transaction will have to disclose their interest to the board, even if such interest is not in conflict with the interest of the company in the same transaction. The interested director will not be required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the company of, the approved transaction. In the event that the above mentioned provisions are not complied with or the transaction would not have been approved without the vote of the interested director, the resolution may be challenged by a director or by the board of statutory auditors if the approved transaction is potentially prejudicial to the company. A managing director having any such interest in a proposed transaction within the scope of his powers will have to solicit prior board approval of such transaction. Finally, as from January 1, 2004, directors may be held liable for damages to their company if they illicitly profit from insider information or corporate opportunities.

     Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting although, if removed in circumstances where there was no just cause, such directors may have a claim for indemnification against the company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next shareholders’ meeting, except for the director appointed by the Treasury Ministry, whose vacancy must be filled in by a substitute director also appointed by the Treasury Ministry (see “-Special powers of the Treasury Ministry-Members of Enel’s Board of Directors and Board of Statutory Auditors”). If at any time a majority of the then current members of the board of directors resign or otherwise cease to be directors, the entire board of directors will be considered to have lapsed and the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint a new board of directors.

     The compensation of directors is determined by shareholders at ordinary shareholders’ meetings. The board of directors determines, upon the proposal of the board compensation committee, the compensation of the chief executive officer and the directors to which certain powers have been delegated. Directors are entitled to reimbursement for expenses reasonably incurred in connection with their functions.

     With effect from January 1, 2004, an Italian stock corporation may adopt one of two different models of corporate governance structure, as an alternative to the current model based on a board of directors and a board of statutory auditors. Stock corporations may opt for (i) a one-tier model with a single board of directors, including an audit committee composed of independent non-executive directors, or (ii) a two-tier model, including a management board, which is entrusted with management responsibilities, and a supervisory board which is entrusted mainly with control and supervisory responsibilities and, among other functions, appoints and removes the members of the management board and approves the company’s annual financial statements. The adoption of one of the new corporate governance models requires an extraordinary shareholders meeting resolution. For the reasons explained above, however, it remains unclear whether a public company like Enel may opt for either of the new additional alternatives to the current traditional corporate governance model or how the provisions relating to those alternatives should be adapted to apply to public companies.

Statutory Auditors

     Under Italian law, in addition to electing the board of directors, the company’s shareholders elect a board of statutory auditors (Collegio Sindacale). At ordinary shareholders’ meetings of the company, the statutory auditors are elected for a term of three years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court. Each member of the board of statutory auditors must provide certain evidence that he is in good standing and meets certain professional standards.

     Pursuant to certain provisions of the TUF, the by-laws of listed companies must:

•	specify the number of statutory auditors (not fewer than three) and alternate members (not fewer than two);

•	regulate the appointment of the chairman of the board of statutory auditors;

•	limit the number of mandates that the statutory auditors may have in other companies; and

•	include clauses ensuring that minority shareholders may elect one statutory auditor (or two if the board is composed of more than three members).

     Enel’s by-laws currently provide that the board of statutory auditors shall consist of three statutory auditors and two alternate statutory auditors (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve). Enel’s by-laws also provide that the statutory auditors may not hold the position of statutory auditor in five or more other listed companies (not counting our subsidiaries). As to the election of statutory auditors please refer to “—Minority Shareholders’ Rights”.

     The TUF provides further that the board of statutory auditors will be required to verify that the company (i) complies with applicable law and its by-laws, (ii) respects the principles of correct administration, (iii) maintains adequate organizational structure, internal controls and administrative and accounting systems and (iv) adequately instructs its subsidiaries to transmit to the company information relevant to the disclosure obligations of the company.

     The company’s board of statutory auditors is required to meet at least once each quarter. In addition, the statutory auditors of the company must be present at meetings of the company’s board of directors and shareholders’ meetings and at meetings of the company’s executive committee, if any. The statutory auditors may decide to call a meeting of the shareholders, the board of directors or the executive committee, ask the directors for information on the management of the company, carry out inspections and verifications at the company and exchange information with the company’s external auditors. The board of directors must report to the statutory auditors at least quarterly on its activities and on the main transactions carried out by the company and its subsidiaries. Any shareholder may submit a complaint to the board of statutory auditors regarding facts that such shareholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the shareholders’ meeting. If shareholders collectively representing 2% of the company’s share capital submit such a complaint, the board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which must be convened immediately if the complaint appears to have a reasonable basis and there is an urgent need to take action). The board of statutory auditors may report to the competent court serious breaches of the duties of the directors. The company’s board of statutory auditors is also required to notify CONSOB without delay of any irregularities found during its review activities. CONSOB may report to the competent court serious breaches of the duties of the statutory auditors of a listed company.

     As mentioned in the preceding section, as from January 1, 2004, Italian stock corporations may depart from the traditional Italian model of corporate governance structure and opt for two alternative models neither of which will include a board of statutory auditors. As also mentioned, however, it remains unclear whether a public company like Enel may opt for either of the new additional alternatives to the current traditional corporate governance model or how the provisions relating to those alternatives should be adapted to apply to public companies.

External Auditors

     The TUF requires Italian companies whose shares are listed on regulated markets of EU Member States to appoint a firm of external auditors that shall verify (i) during the fiscal year, that the company’s accounting records are correctly kept and accurately reflect the company’s activities, and (ii) that the financial statements correspond to the accounting records and the verifications conducted by the external auditors and comply with applicable rules. The external auditors express their opinion on the financial statements in a report that may be consulted by the shareholders prior to the annual shareholders’ meeting.

     The external auditors are appointed by a resolution taken at the annual shareholders’ meeting for a three-year term (which may not be renewed more than twice). Such appointment must be notified to CONSOB.

     On May 2002, KPMG S.p.A., with registered offices at Via Vittor Pisani 25, Milan, was appointed as Enel’s external auditor for a three-year period.

Meetings of Shareholders

     Shareholders are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Votes may be cast personally or by proxy. Shareholders’ meetings may be called by the company’s board of directors (or the board of statutory auditors) and, must be called if requested by holders of at least 20% of the issued shares. Shareholders’ meetings may also be called if requested by holders of at least 10% of the issued shares. In this latter case, however, the board of directors may refuse to call the meeting if it believes that calling such a meeting conflicts with the company’s interest; any dispute arising from such a refusal must be resolved by the competent court. Shareholders are informed of all shareholders’ meetings to be held by publication of a notice in the Italian Official Gazette (Gazzetta Ufficiale) at least 30 days before the date fixed for the meeting (20 days if the meeting is called at the request of holders of at least 10% of the company’s share capital and 15 days for meetings convened pending a tender offer launched on the company’s shares). The notice is also published in at least two national daily newspapers, as recommended by CONSOB.

     Shareholders’ meetings must be convened at least once a year. The annual unconsolidated financial statements of the company are submitted for approval to the ordinary shareholders’ meeting which must be convened within six months after the end of the financial year to which such financial statements relate. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the board of directors and statutory auditors, determine their remuneration and vote on any business matter submitted by the directors.

     Extraordinary shareholders’ meetings may be called to pass upon proposed amendments to the by-laws, capital increases and reductions, mergers, spin-offs, dissolutions, issuance of debentures, appointment of receivers and similar extraordinary actions. The notice of a shareholders’ meeting may specify up to two or three meeting dates, respectively, for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls.”

     The quorum required for shareholder action at an ordinary shareholders’ meeting on first call is at least 50% of the total number of issued shares, while on second call there is no quorum requirement. In either case, resolutions may be approved by holders of the majority of the shares present or represented at the meeting.

     The quorum required at an extraordinary shareholders’ meeting on first, second and third call is more than 50%, one-third and one-fifth, respectively, of the issued shares of the company. Resolutions of any extraordinary shareholders’ meeting require the approval of at least two-thirds of the holders of shares present or represented at such meeting.

     To attend any shareholders’ meeting, holders of shares must, at least five days prior to the date fixed for the meeting on first call, deposit at the offices of the company or with such agent or bank as may be specified in the notice of meeting a certified statement of account which evidences their ownership of the shares in exchange for an admission ticket for the meeting. Such statements may be obtained by owners of shares through the Intermediary associated with Monte Titoli (or another centralized clearing institution authorized pursuant to the TUF). Alternatively, beneficial owners may instruct the relevant Intermediaries to provide the admission tickets and proxy forms.

Pursuant to the 2003 corporate law reform, starting from January 1, 2004, the law will no longer require that a certified statement of account be deposited prior to the shareholders’ meeting. However, a resolution adopted by an extraordinary shareholders’ meeting may re-introduce such prior-deposit requirement in Enel’s by-laws. The by-laws of listed companies, however, may not require that such deposit occurs earlier than two days before the meeting.

     Shareholders may attend the shareholders’ meeting by proxy. A proxy may be given only for a single shareholders’ meeting (including, however, the first, second and third calls of such meeting) and may be exercised only by the person expressly named in the applicable form. The person exercising the proxy cannot be a director, statutory auditor, or employee of the company, or of any of its subsidiaries or the external auditor.

     Proxies may be solicited by an Intermediary (banks or investment companies, asset management companies and companies having proxy solicitation as their sole purpose) on behalf of a qualified soliciting shareholder (a shareholder who owns and has owned at least 0.5% of the company’s voting capital for at least six months and who has been registered with the company as holder of such shares for the same period of time). Proxies may also be collected by a shareholders’ association from among its members provided that such association has been formed by notarized private agreement, does not carry out business activities other than those relevant to the purpose of the association and is made up of at least 50 individuals each of whom owns not more than 0.1% of the company’s voting capital. Members of the shareholders’ association may, but are not obliged to, grant proxies to the legal representative of the association and proxies may also be granted in respect of only certain of the matters to be discussed at the relevant shareholders’ meeting. The association may vote in different manners in compliance with the instructions given by each member who has granted a proxy to the association. CONSOB has established provisions which govern the transparency and proper performance of the solicitation and collection of proxies.

Preemptive Rights

     Pursuant to Italian law, holders of shares are entitled to subscribe for new issuances of shares, debentures convertible into shares and any other warrants, rights or options entitling the holders to subscribe for shares in proportion to their holdings, unless such issues are for non-cash consideration or preemptive rights are waived or limited by a resolution adopted at an extraordinary shareholders’ meeting by holders of a majority of the issued shares. There can be no assurance that the owners of ADSs will be able to exercise fully any preemptive rights to which the holders of shares are entitled.

Reports to Shareholders

     The Company is required to publish audited annual unconsolidated financial statements and audited annual consolidated financial statements, all prepared in conformity with Italian GAAP and in the Italian language. The Company also produces an annual report to shareholders in the Italian language which contains a directors’ report together with audited financial statements (consolidated and unconsolidated) of the Company.

     The Company is required to produce semi-annual and quarterly reports to shareholders in the Italian language which contain a directors’ report as well as unaudited semi-annual and quarterly condensed financial statements of the Company (consolidated and, in the case of semi-annual statements only, unconsolidated). The Company is also required to prepare annual reports on Form 20-F to be filed with the U.S. Securities and Exchange Commission containing, among other matters, audited consolidated financial statements of the Company.

Preference Shares and Savings Shares; other Securities

     Italian companies are permitted in accordance with Italian law to issue preference shares or savings shares, if their by-laws provide for such issuance. Enel’s by-laws currently do not provide for such issuance and would need to be amended at an extraordinary shareholders’ meeting to allow the Company to issue preference shares or savings shares. Preference shares would typically not be entitled to vote in an ordinary shareholders’ meeting, but would be entitled to vote together with the ordinary shares in extraordinary shareholders’ meetings and could be entitled to vote in ordinary shareholders’ meetings as well if their terms so provided. Savings shares are entitled to vote in neither ordinary nor extraordinary shareholders’ meetings. However, Italian law provides for special meetings of holders of each class of shares for the approval of resolutions adopted by the shareholders which affect their rights vis-à-vis the other classes of shares. Preference shares would have preferential rights to the payment of dividends and to the repayment of capital in the event of liquidation. Savings shares typically have preferential rights to the payment of dividends, but the by-laws may provide for different or additional preferential rights.

     Pursuant to the 2003 corporate law reform, starting in 2004, Italian companies will be permitted to issue other classes of equity securities with different economic and administrative rights, so-called participation certificates with limited voting rights, as well as so-called tracking stock, if their by-laws permit such issuance.

Segregation of Assets and Proceeds

     Pursuant to the 2003 corporate law reform, starting in 2004, the board of directors of an Italian company may resolve to segregate assets of the company into one or more separate pools. Such pools of assets may have an aggregate value not exceeding 10% of the shareholders’ equity of the company. Each pool of assets must be used exclusively for the carrying out of a specific business and may not be attached by the general creditors of the company. Similarly, creditors with respect to such specific business may only attach those assets of the company that are included in the corresponding pool. Tort creditors, on the other hand, may always attach any assets of the Company. The board of directors may issue securities carrying economic and administrative rights relating to a pool. In addition, financing agreements relating to the funding of a specific business may provide that the proceeds of such business be used exclusively to repay the financing. Such proceeds may be attached only by the financing party and such financing party would have no recourse against other assets of the company.

Liquidation Rights

     Pursuant to Italian law and subject to the satisfaction of the claims of all creditors, shareholders are entitled to a distribution in liquidation that is equal to the nominal value of their shares (to the extent available out of the net assets of the company). Holders of preferred shares, if Enel will issue any such shares in the future, would be entitled to a priority right to any such distribution from liquidation. Holders of savings shares, if the Company will issue any such shares in the future under Enel’s by-laws, would be entitled to a priority right to any distribution from liquidation. Thereafter, all shareholders would rank equally in their claims to the distribution of surplus assets, if any.

Purchase by the Company of its Own Shares

     The Company is permitted to purchase Enel’s own shares, subject to certain conditions and limitations provided by Italian law. Such shares may only be purchased out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder-approved unconsolidated financial statements. In addition, Enel may only repurchase fully paid-in shares. Such purchases must be authorized by an ordinary shareholders’ meeting. The number of shares to be acquired, together with any shares previously acquired by Enel or any of its subsidiaries may not (except in limited circumstances) exceed in aggregate 10% of the total number of Enel’s shares then issued and the aggregate purchase price of such shares may not exceed the amount specifically approved by Enel’s shareholders. Shares held in excess of such 10% limit must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of Enel’s shares carried out by Group’s subsidiaries.

     A corresponding reserve equal to the purchase price of such shares must be created in the balance sheet, and such reserve is not available for distribution unless such shares are sold or canceled. Shares purchased and held by Enel may be resold only pursuant to a resolution of Enel’s shareholders adopted at an ordinary shareholders’ meeting. The voting rights attaching to the shares held by Enel or its subsidiaries cannot be exercised, but the shares can be counted for quorum purposes at shareholders’ meetings. Dividends and other rights, including pre-emptive rights, attaching to such shares will accrue to the benefit of other shareholders.

     The TUF provides that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiaries must take place by way of a public tender offer or on the market, in a manner agreed with Borsa Italiana, ensuring the equality of treatment among shareholders. Subject to certain limitations, the foregoing does not apply to shares being purchased by a company from its employees or from the employees of its controlling company or subsidiaries.

     Enel’s shareholders authorized Enel’s board of directors to purchase a maximum of 155,000,000 ordinary shares (corresponding to approximately 2.55% of Enel’s share capital), for an aggregate consideration not exceeding Euro 1,000,000,000. The purchase may occur within eighteen months from the shareholders’ resolution of May 24, 2002, and must be made on Telematico in a manner agreed upon with Borsa Italiana and using Enel’s distributable reserves. The purchase price shall not be lower than the par value of each share (Euro 1) and shall not exceed the reference market price of Enel’s shares recorded on the day preceding each purchase of share by more than 5%. The board of directors is also authorized to trade at any time all or part of Enel’s own shares.

     At the date hereof, Enel does not own, directly or indirectly, any of its shares.

Notification of the Acquisition of Shares and Voting Rights

     Pursuant to Italian securities laws, including the TUF and implementing CONSOB regulations, any acquisition of any interest in excess of 2% in the voting shares of a listed company must be notified to CONSOB and the company whose shares are acquired. The voting rights attributable to the shares in respect of which such notification has not been made may not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been adopted in the absence of such votes.

     In addition, any person whose aggregate interest in the voting shares of a listed company exceeds or falls below 2%, 5%, 7.5%, 10% and successive percentages being multiples of 5, respectively, of the listed company’s voting share capital, is obliged to notify CONSOB and the issuer. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the voting rights attributable thereto are exercisable by such person or by a third party, are taken into consideration and, except in certain circumstances, account must also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. For the purpose of calculating the ownership thresholds of 5%, 10%, 25%, 50% and 75%, shares which: (i) a person has an option to, directly or indirectly, acquire or sell; and (ii) a person may acquire further to the exercise of a warrant or conversion right which is exercisable within 60 days, must also be taken into account. The notification must be repeated when such person, upon the exercise of the right referred to in (i) or (ii) above, acquires or sells shares which cause his aggregate ownership in the listed company to exceed or fall below the relevant thresholds. Notification must be made (except in certain circumstances) within five trading days of the event which gives rise to the notification obligation.

     Cross ownership of listed companies may not exceed 2% of their respective voting shares and cross ownership between a listed company and an unlisted company may not exceed 2% of the voting shares of the listed company and 10% of the voting shares of the unlisted company. If the relative threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of 12 months. If the company does not sell the excess shares, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the latter company to exceed the threshold, the limitation on voting rights and the obligation to sell the excess shares will apply to both of the companies concerned, subject to an agreement to the contrary between the two companies. The 2% limit for cross ownership in listed companies is increased to 5% on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary shareholders’ meeting of each of the two companies. Furthermore, if a party holds an interest in excess of 2% of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above 2% in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain which is the latter party to exceed the limit, the limitation on voting rights will, subject to any different agreement between the two parties, apply to both. Any shareholders’ resolution approved in violation of the limitation on voting rights may be annulled if the resolution would not have been adopted in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60% of a company’s ordinary shares or when a controlled company purchases shares of a controlling company within the limits set forth in Article 2359 bis of the Italian Civil Code and following the procedures described under “— Purchase by the Company of its Own Shares”; however, certain restrictions on the manner of purchase will apply.

     Pursuant to the TUF, agreements among shareholders of a listed company or of its parent company regarding the exercise of voting rights must be notified to CONSOB (within 5 days), published in summary form in the press (within 10 days) and filed with the Chamber of Commerce (within 15 days). Failure to comply with the above rules will render the agreements null and void and the shares cannot be voted. These rules apply also to shareholders’ agreements which:

     (i)      require prior consultation for the exercise of voting rights in a listed company or its controlling company;

     (ii)     contain limitations on the transfer of shares or securities which grant the right to purchase or subscribe shares of the companies mentioned in (i) above;

     (iii)    provide for the purchase of shares or securities mentioned in (ii) above; or

     (iv)    have as their object or effect the exercise (including joint exercise) of a dominant influence over a listed company or its controlling company.

     Any shareholders’ agreement of the nature described above may have a maximum term of three years or, if executed for an unlimited term, can be terminated by a party upon six months’ prior notice. In case of a public tender offer, shareholders who intend to participate in the tender offer may withdraw from the agreement without notice, such withdrawal being effective only in the event that the relevant shares are actually sold.

     CONSOB regulations specify the method and content of the notification and publication of the agreements as well as of subsequent amendments thereto. The regulation also provides that any party to an agreement regarding the exercise of voting rights or referred to in (i) and (iv) above concerning more than 5% of the listed company’s share capital is obliged to notify CONSOB and the listed company in question of its overall shareholding in the listed company, unless such information has already been notified in compliance with other provisions of the TUF.

     In accordance with Italian antitrust laws, the Antitrust Authority is required to prohibit any acquisition of control in a company which would create or strengthen a dominant position in the domestic market or a significant part thereof and result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain higher monetary thresholds, the antitrust review of the acquisition falls within the exclusive jurisdiction of the European Commission.

Minority Shareholders’ Rights.

     Any shareholder may, within three months, challenge any shareholders’ resolution on which he did not vote or in respect of which he dissented on the basis that it was not adopted in conformity with applicable law or Enel’s by-laws. Directors and statutory auditors may also challenge shareholders’ resolutions on this basis. Pursuant to the 2003 corporate law reform, as from January 1, 2004 resolutions which are not adopted in conformity with applicable law or Enel’s by-laws may be challenged by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 0.1% of Enel’s share capital (as well as by the Company’s board of directors or board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at Enel’s meetings may only claim damages deriving from the resolution, unless otherwise provided by the Company’s by-laws.

     In case of resolutions approving mergers or spin-offs involving the distribution of unlisted shares, dissenting shareholders may require Enel to buy back their shares for the average price of such shares over the previous six months. Pursuant to the 2003 corporate law reform, as from January 1, 2004 dissenting or absent shareholders may require Enel to buy back their shares also in other circumstances, including, among others, as a result of shareholders’ resolutions that approve material modifications of the Company’s purpose or of the voting rights relating to the Company’s shares.

     Each shareholder may bring to the attention of the board of statutory auditors facts or acts which are deemed wrongful. If such shareholders represent more than 2% of Enel’s share capital, the board of statutory auditors must investigate without delay and report its findings and recommendations to the shareholders’ meeting.

     Shareholders representing more than 5% of Enel’s share capital have the right to report major irregularities to the relevant court.

     In addition, pursuant to the TUF, shareholders representing at least 5% of the company’s share capital and who have been registered for at least six months in the register of shareholders, may commence derivative suits before the competent court against directors, statutory auditors and direttori generali of the company. The company may waive or settle the suit unless shareholders holding more than 5% of the share capital vote against such waiver or settlement. The company will reimburse the legal costs of such action in the event that the claim is successful and the court does not award such costs against the relevant directors, statutory auditors or direttori generali.

     Under Italian law, the by-laws of privatized companies that impose a maximum limit on the number of shares that may be held by any shareholder must provide for the election of directors and statutory auditors through the voting list system provided under the privatization law to ensure that minority shareholders of a company are represented on its board of directors and board of statutory auditors. Accordingly, Enel’s by-laws require that members of the board of directors and board of statutory auditors, except for the director and the statutory auditor appointed by the Italian government pursuant to its special powers (see “— Special Powers of the Treasury Ministry”), be elected on the basis of candidate lists presented either by the board of directors or by one or more shareholders, including the Treasury Ministry, representing in the aggregate at least 1% of Enel’s share capital having the right to vote at ordinary shareholders’ meetings. Such candidate lists must be deposited at Enel’s registered office and published in at least three Italian newspapers having general circulation in Italy, two of which must be daily business newspapers. Publication of the candidate list presented by the board of directors must occur at least 20 days before the first call of the shareholders’ meeting or 10 days in the case of candidate lists proposed by shareholders. Each shareholder may present or join in the presentation of only one candidate list and each candidate may appear on only one list.

     Under Enel’s by-laws, the election of the members of the board of directors, other than the director appointed by the Italian government through the exercise of its special powers, will proceed as follows:

•	Four-fifths of the members to be elected will be drawn out from the candidate list that receives the majority of votes expressed by the shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number; and

•	The remaining board members will be drawn out from the other candidate lists; for this purpose, the votes obtained by each such list will be divided by one, two, three and so forth up to the number of directors to be elected. The numbers obtained through this process are attributed to the candidates of each list in the order in which such candidates rank in the list. The candidates of the various lists are ranked in a single ranking and in decreasing order on the basis of the numbers attributed to each of them. The candidates with the highest numbers are elected.

     The election of members of the board of statutory auditors is governed by the same rules, except that the board of directors may not present a candidate list for the board of statutory auditors, and that, under Italian law, if Enel’s by-laws provide that Enel’s board of statutory auditors consists of four or more members, at least two of them must be appointed by minority shareholders. Enel’s current by-laws provide that the board of statutory auditors consists of three auditors, of which minority shareholders have the right to appoint one, and two alternate auditors, of which minority shareholders have the right to appoint one. The Treasury Ministry has the right to appoint the chairman of Enel’s Board of Statutory Auditors (see “—Special Powers of the Treasury Ministry”).

Tender Offer Rules

     Pursuant to the TUF, a public tender offer must be made by any person that, by reason of its purchases of shares, holds more than 30% of the ordinary shares of a listed company on an Italian regulated market. The tender offer must cover all the ordinary shares of the listed company. Similarly, a tender offer for the entire ordinary share capital of a listed company must be made by any person who, having more than 30% of the ordinary shares without exercising majority voting rights at ordinary shareholders’ meetings, acquires — by way of acquisition or exercise of subscription or conversion rights - during a 12-month period more than an additional 3% of the ordinary shares. The offer must be launched within thirty days from the date on which the relevant threshold was exceeded, at a price not lower than the average of the weighted average of the market price for the shares in the previous twelve months, and the highest price paid for the ordinary shares by the offeror in the same period.

     Under Regulation No. 11971, a purchaser is exempted from the tender offer obligation when: (i) the purchaser’s equity interest, as a result of an acquisition, does not exceed the 30% threshold by more than 3% (provided that the purchaser commits (a) not to exercise the voting rights pertaining to any shares exceeding the 30% threshold and (b) to sell any shares exceeding the 30% threshold within 12 months from the date of purchase); (ii) another person (or several persons acting jointly) already owns more than 50% of the outstanding common stock, (iii) the 30% threshold is exceeded as a result of a capital increase in connection with a debt restructuring plan approved by CONSOB, (iv) the 30% threshold is exceeded as a result of transfers of shares among related persons, (v) the 30% threshold is exceeded as a result of the exercise of preemptive rights, (vi) the 30% threshold is exceeded through mergers or demergers having an industrial purpose, approved by the shareholders of the company whose shares would otherwise be the target of the tender offer. The TUF provides further that the acquisition of an interest above 30% of the ordinary share capital of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60% or more of the ordinary shares of the company. This provision, however, is available only (i) if the tender offer has been approved by shareholders of the company holding a majority of the shares (excluding the offeror and the current majority shareholder), and (ii) if the offeror (its subsidiaries, controlling person, related companies and other person connected to it by virtue, inter alia, of shareholders’ agreements) has not acquired more than 1% of the ordinary shares of the company in the preceding 12 months; CONSOB shall ensure compliance with these conditions before allowing the offer to be launched. After such an offer has been completed, the offeror nevertheless becomes subject to the duty to launch an offer for 100% of the ordinary shares if, in the course of the subsequent 12 months, (i) it (or its affiliates) purchases more than an additional 1% of the ordinary shares of the company, or (ii) if the company approves a merger or split-up. Finally, the TUF provides that anyone holding 90% or more of the ordinary shares of a company must launch an offer for the remaining voting shares unless an adequate distribution is restored so as to ensure proper trading within a period of four months. Any shareholder holding more than 98% of the voting shares of a listed company following a tender offer for all such shares issued by the company, has the right to obtain title to the remaining shares within four months after the end of the tender offer if it has stated in the offer document its intention to make such an acquisition at a price set by a court-appointed expert.

Liability for Mismanagement of Subsidiaries

     Pursuant to the 2003 corporate law reform, companies and other entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their management and coordination powers are liable to such company’s shareholders and creditors for ensuing damages. Said liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such management and coordination powers. Management and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries.

Material Contracts

     Neither we nor any member of our group entered into any material contract, other than contracts entered into in the ordinary course of our businesses, during the two years immediately preceding the publication of this document.

Exchange Controls

     No exchange control consent is required in Italy for the transfer to persons outside of Italy of dividends of dividends or other distribution with respect to, or of the proceeds form the sale of, shares of an Italian company.

     However, Italian resident and non-resident investors who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments or other securities in excess of Euro 10,329 must report all such transfers to the Italian Exchange Office (“Ufficio Italiano Cambi” or “UIC”). In the case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years for inspection by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The UIC is required to maintain reports for a period of ten years and may use such reports, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

     Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period foreign investments or financial assets are no longer owned. No such tax disclosure is required if (i) the foreign investments or financial assets are exempt from income tax; or (ii) the total value of the foreign investments or financial assets at the end of the taxable period or the total amount of the transfers effected during the fiscal year does not exceed Euro 10,329. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.

     We cannot assure you that the present regulatory environment in or outside Italy will continue or that particular policies presently in effect will be maintained, although Italy is required to maintain certain regulations and policies by virtue of its membership of the European Union and other international organizations and its adherence to various bilateral and multilateral international agreements.

Taxation

     The following is a summary of certain United States federal and Italian tax matters. The summary contains a description of the principal United States federal and Italian tax consequences of the purchase, ownership and disposition of ADSs by a holder who is a citizen or resident of the United States or a U.S. corporation or who otherwise will be subject to United States federal income tax on a net income basis in respect of the ADSs (a “U.S. holder”). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ADSs. In particular, the summary deals only with beneficial owners who will hold ordinary shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of Enel’s voting shares or who may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies or dealers in securities or currencies, or persons that will hold ADSs as a position in a “straddle” for tax purposes or as part of a “constructive sale” or a “conversion” transaction or other integrated investment comprised of ADSs and one or more other investments. Nor does this summary discuss the treatment of ADSs that are held in connection with a permanent establishment or fixed base through which a non-resident beneficial owner carries on or performs personal services in Italy.

     The summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report. Prospective purchasers and current holders of ordinary shares or ADSs are advised to consult their own tax advisors as to the U.S., Italian or other tax consequences of the purchase, beneficial ownership and disposition of ordinary shares or ADSs, including, in particular, the effect of any state, local or national tax laws.

     For purposes of the summary, beneficial owners of ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Income Tax Convention”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. holders.” Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. holders that are also residents of Italy. A new tax treaty to replace the current Income Tax Convention was signed on August 25, 1999, but has not yet been ratified by Italy. The new treaty would not change significantly the provisions of the current Income Tax Convention that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis. Unless otherwise stated, this summary assumes that a U.S. holder is eligible for the benefits of the Income Tax Convention.

     For purposes of the Income Tax Convention and the United States Internal Revenue Code of 1986, or the Code, holders of American Depositary Receipts evidencing ADSs will be treated as the beneficial owners of the underlying ordinary shares represented by those ADSs.

Withholding Tax on Dividends

     Italian law provides for the withholding of income tax at a 27% rate on dividends paid by Italian companies to shareholders who are not residents of Italy for tax purposes. Accordingly, the amount initially made available to the Depositary for payment to U.S. holders will reflect withholding at the 27% rate.

     Under domestic Italian law, a non-resident holder of shares of common stock may recover up to four-ninths of the tax withheld on dividends by presenting evidence to the Italian tax authorities that income tax has been fully paid on the dividends in the non-resident holder’s country of residence in an amount at least equal to the total refund claimed. Non-resident holders seeking such payments from the Italian tax authorities have experienced extensive delays and incurred expenses.

     Alternatively, the 27% withholding tax may be reduced pursuant to an income tax convention between Italy and the non-resident holder’s country of residence. Generally, a reduced 15% withholding tax would be levied under the Income Tax Convention.

     Under current Italian law, all shares of Italian listed companies (including the ordinary shares) must be held in a centralized clearing system authorized by CONSOB. Under applicable tax provisions, if the ordinary shares are held through the centralized clearing system managed by Monte Titoli S.p.A. (“Monte Titoli”) (the only such system currently authorized in Italy), no withholding tax on dividends is applied by the Company. Instead of the withholding tax a substitute tax (imposta sostitutiva) is applied on dividend distributions to non-resident holders of ordinary shares (or ADSs relating to such ordinary shares) at a rate equal to the withholding tax that would otherwise be due. The substitute tax is applied by the resident or non-resident intermediary with which the ordinary shares are deposited and which participates in the Monte Titoli system (directly or through a foreign centralized clearing system participating in the Monte Titoli system). The procedures to be followed by a non-resident holder in order for the intermediary with which the ordinary shares are deposited to apply a reduced rate of tax pursuant to an applicable income tax convention are as follows. The intermediary must receive (i) a declaration of the non-resident holder that contains certain data identifying the non-resident holder and indicating the existence of all the conditions necessary for the application of the relevant income tax convention and the determination of the applicable treaty rate of withholding and (ii) a certification by the tax authorities of the non-resident holder’s country of residence that the holder is a resident of that country for purposes of the income tax convention and, as far as it is known to such authorities, the holder has no permanent establishment in Italy (which certificate will be effective until March 31 of the year following submission). If the ordinary shares are deposited with a non-resident intermediary, such intermediary must appoint as its fiscal representative in Italy a bank or an investment services company that is resident in Italy, or the permanent establishment in Italy of a non-resident bank or investment services company, to carry out all duties and obligations relating to the application and administration of the substitute tax.

     Since the ordinary shares underlying the ADSs will be held by the custodian in the centralized clearing system managed by Monte Titoli, the substitute tax regime described above will apply to the ADSs. In order to enable eligible U.S. holders to obtain a reduction at source or a refund of withholding tax under the Income Tax Convention, the Company and the Depositary have agreed to certain procedures. According to such procedures, the Depositary will send holders of the ADSs certain instructions before the dividend payment date specifying the documentation required and the deadlines for submission. The documentation generally will include the holder’s declaration and the tax certification specified under points (i) and (ii) in the preceding paragraph. In order to comply with the documentation described under point (ii) above, eligible U.S. holders must obtain a certificate of residence from the U.S. Internal Revenue Service (Form 6166) with respect to each dividend payment, unless a previously filed certification will be effective on the dividend payment date, and produce it together with a statement whereby such holder represents to be a U.S. resident individual or corporation and not to maintain a permanent establishment or a fixed base in Italy. The time for processing requests for certification by the Internal Revenue Service normally is six to eight weeks. Accordingly, holders requiring this certification must submit their requests to the Internal Revenue Service as soon as possible after receiving instructions from the Depositary. In the case of ADSs held through a broker or other financial intermediary, the required documentation must be delivered to such financial intermediary for transmission to the Depositary. In all other cases, eligible U.S. holders must deliver the required documentation directly to the Depositary at least five business days prior to the date set for the payment of dividends.

     If the documentation is not provided in the time allotted, or if the intermediary (i.e., the custodian in the case of the ADSs) determines that the produced documentation does not satisfy the prescribed requirements or that applicable law does not permit it to apply directly the reduced Income Tax Convention rate, the intermediary will withhold tax at the 27% rate on the dividends paid with respect to ADSs, and eligible U.S. holders will be required to claim an Income Tax Convention refund of 12% of the dividend (representing the difference between 27% and the 15% Income Tax Convention rate) directly from the Italian tax authorities. U.S. residents seeking refunds from the Italian tax authorities have encountered expenses and extensive delays.

     Distributions of profits in kind will be subject to withholding tax. In that case, prior to receiving the distribution, the holder will be required to provide the Company with the funds to pay the relevant withholding tax. Distributions of additional ordinary shares issued upon capitalization of reserves to beneficial owners with respect to their ADSs that are made as part of a pro rata distribution to all shareholders of the Company generally will not be subject to Italian tax. However, such additional shares will reduce the tax basis of each single share for the calculation of the capital gains tax.

     The gross amount of dividends (that is, the amount before reduction for Italian withholding tax) paid to U.S. holders will be subject to U.S. federal income taxation as dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in lire or euro will be includible in the income of U.S. holders in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual in respect of Enel’s shares or ADSs after December 31, 2002 and before January 1, 2009 is subject to taxation at a maximum rate of 15%. You should consult your own tax adviser regarding the availability of the reduced dividend tax rate in the light of your own particular circumstances. If the Depositary converts the lire or Euro into dollars on the day it receives them, U.S. holders generally must not realize foreign currency gain or loss in respect of dividend income. A U.S. holder who receives a treaty refund may be required to recognize foreign currency gain or loss, which will be treated as ordinary gain or loss, to the extent the amount of the treaty refund (in dollars) received by the holder differs from the dollar equivalent of the foreign currency amount of the treaty refund on the date the dividends were received by the Depositary. The Italian withholding tax (less any refund to which such holder is entitled under the Income Tax Convention) will be treated as a foreign income tax which such holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their United States federal income tax liability.

     Distributions of additional shares to U.S. holders with respect to their ADSs that are made as part of a pro rata distribution to all of Enel’s shareholders generally will not be subject to U.S. federal income tax.

Tax on capital gains

     Italian capital gains tax (“CGT”) normally is imposed on gains with respect to the transfer or sale of shares whether held within or outside Italy. More specifically, a 27% CGT will be levied on gains realized by a non-resident holder on the disposal of a “qualified” shareholding. A “qualified” shareholding is constituted by ordinary shares or ADSs and/or rights representing more than five percent of a listed company’s total share capital or more than two percent of its share capital voting in the ordinary shareholders meeting. However, under domestic law, an exemption applies to gains realized by holders not resident in Italy on the disposal of “non-qualified” shareholdings in an Italian company of shares which are listed on a regulated market, such as Enel’s ordinary shares, even when such shareholdings are held in Italy. A “non-qualified” shareholding is constituted by an interest in us which does not reach the thresholds described above.

     Furthermore, pursuant to the Income Tax Convention, a U.S. holder will not be subject to Italian CGT unless such U.S. holder has a permanent establishment or fixed base in Italy to which the ordinary shares or ADSs are effectively connected. To this end, U.S. residents selling ordinary shares or ADSs and claiming benefits under the Income Tax Convention may be required to produce appropriate documentation establishing that the above mentioned conditions have been met. Other countries have executed income tax conventions with Italy providing for a similar treatment of Italian CGT. No CGT will be imposed on the deposit or withdrawal of shares in return for ADSs.

     U.S. holders of ADSs will be subject to U.S. federal income tax on any capital gains to the same extent as on other gains from the disposition of stock. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2009 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%.

     A non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale of ADSs unless (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (ii) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Transfer tax

     An Italian transfer tax is normally payable on the transfer of shares in an Italian company. The transfer tax will not be payable with respect to any transfers of ordinary shares or ADSs involving non-Italian residents concluded either on a regulated market or with the intervention of a bank or an investment services company.

Estate and gift tax

     As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of ordinary shares or ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.

     However, should a gift of shares or ADSs for a value exceeding Euro 180,759.91 (the “Threshold”) occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of Euro 129,11 would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to Euro 516,456.91 in case the beneficiary is either underage (i.e., younger than 18) or a person with a handicap recognized pursuant to applicable law.

Information reporting and backup withholding

     Dividends paid on, and proceeds from the sale or other disposition of, ADSs paid to a U.S. holder generally may be subject to information reporting requirements and may be subject to backup withholding unless the holder (i) establishes that it is a corporation or other exempt holder or (ii) provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.

     A non-U.S. holder may be required to comply with certification and identification procedures in order to establish its exemption from information reporting and backup withholding.

Documents On Display

     Enel is subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. In accordance therewith, Enel is required to file reports and other information with the U.S. Securities and Exchange Commission. In particular, the Company is required to file annual reports on Form 20-F by electronic means. These materials, including this annual report on Form 20-F, are available for inspection and copying at the U.S. Securities and Exchange Commission’s public reference facilities in Washington D.C., New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Price Risk Management and Market Risk Information

     We purchase electricity from outside Italy and also purchase fuel in the international oil and natural gas markets. As a consequence, we are subject to market risks from changes in foreign exchange rates and commodity prices. We are also directly subject to interest rate risks related to our financial indebtedness.

     The current system for the reimbursement of fuel costs through tariffs reduces our commodity price and exchange rate risks from fuel purchases and imports of electricity. This structure includes a reimbursement component for fuel costs and imports that is based on, among other things, an index to the price of a basket of fuels on international markets (which are generally priced in U.S. dollars). This index is adjusted so that changes in fuel costs and exchange rate fluctuations are reflected in the levels of reimbursements and, as a consequence, in tariffs. As a result, our commodity price and exchange rate exposures for fuel purchases relate mainly to the time lag between our incurrence of fuel costs and calculation period used to determine the level of reimbursements.

     In response to both the increased volatility of commodities markets in recent years and the possibility that the Energy Authority will discontinue the fuel cost reimbursement mechanism after the introduction of the pool market, we have begun systematically to hedge our foreign exchange and commodity exposure for fuel purchases arising from the time lag noted above through Enel Trade.

     Once the pool market is operational, we will also face the market risk arising from the possibility that electricity market prices will not entirely correlate to costs borne by our generation companies. However, we believe this risk is mitigated by:

•	The substantial homogeneity of the productive structure of Italian generation companies; and

•	The limited import capacity of the Italian electricity network, arising from the saturation of existing international transmission lines and the geographical and environmental obstacles to building new ones.

     Our exchange rate exposure for electricity imports is principally limited to imports denominated in Swiss francs. In 2002, approximately 43% of our electricity imports by value were denominated in Swiss francs. The balance of our electricity imports are denominated in Euro, and we do not have an exchange rate risk on these imports as a result. We actively manage the exchange rate exposure on our accounts payable in Swiss francs.

     Almost all of our long-term debt is denominated in euro and as a result is not subject to exchange rate risk. Exchange rate risk on most of our long-term debt that is denominated in non-euro currencies is covered by the Republic of Italy either entirely or within a 5% band. The Republic of Italy covers these risks pursuant to a program for eligible companies that were financing new industrial investments as an incentive for economic development. At December 31, 2002, we were fully exposed to exchange rate risk on only Euro 545 million (including approximately Euro 172 million of U.S. dollar-denominated long-term debt which relates to our operating subsidiaries in the U.S.) out of a total Euro 18,292 million in outstanding long-term debt.

     Our financial risk manager is responsible for analyzing, monitoring and controlling our interest rate and foreign exchange risk management activities, while our treasurer is responsible for executing related financial operations. Senior management provides these two members of our finance department with guidance as to the strategic aspects of the management of our debt portfolio.

     Our calculation and measurement techniques are generally consistent with international banking standards established by the Basle Committee. Moreover, we believe that our policies regarding risk levels are generally significantly more conservative than those established by the Basle Committee.

     Our financial risk manager is responsible for measuring actual risk levels on the portfolio of financial instruments and monitoring compliance with our policies.

     With respect to commodities risk management, Enel Trade has managed fuel procurement and logistics for all of our companies since it began operations in June 2000 (under the name Enel F.T.L.).

     Our commodity risk manager is responsible for analyzing, monitoring and controlling commodity risk management activities. Senior management provides Enel Trade with guidance on appropriate hedging strategies and monitors the results of hedging activities, while Enel Trade has responsibility for identifying and executing commodities-related operations.

     We do not buy and sell derivative financial instruments for trading or speculative purposes.

     We have estimated our market risk exposure using sensitivity analysis. Market risk exposure represents the change in the fair value of financial instruments, including financial and commodity derivatives, resulting from an assumed 10% adverse change in market prices or rates. We determined fair value using pricing models that measure the effect of changes in market prices according to market practice for each category of financial instrument.

     We have used sensitivity analysis to determine the market risk exposure associated with our debt and with our foreign exchange, interest rate and commodity derivatives. We have summarized the results of this sensitivity analysis in the following paragraphs. Actual changes in market prices or rates may differ from hypothetical changes.

     The notional value of a derivative is the contractual amount on the basis of which the differentials are exchanged. This amount can be expressed either on a value basis or on a physical quantities basis such as tons. Amounts expressed in a foreign currency are converted into euro by applying the exchange rate at end of the relevant period.

Foreign exchange risk

     As explained above, our principal foreign exchange risk relates to fuel costs and electricity imports. At December 31, 2002, we also had foreign exchange risk exposure on Euro 545 million in debt denominated in non-euro currencies, which represented 3.2% of our total long-term debt outstanding. Our exposure to foreign currency exchange rates is primarily in respect of U.S. dollars for fuel purchases and in respect of Swiss francs for electricity imports.

     We use forward exchange contracts and currency options in managing our foreign exchange risk. At December 31, 2002, we had outstanding forward exchange contracts and options used to hedge our several exchange risks with an aggregate notional amount of Euro 2,543 million. The fair value of these derivatives was negative by Euro 34 million at such date. Assuming a 10% depreciation of the euro against all the other currencies to which we have exchange rate exposure, the fair market value of these financial instruments, including long-term debt exposed to foreign exchange risk, would have increased by Euro 68 million in 2002 (as compared to a decrease of Euro 12 million in 2001). In addition, we had outstanding euro/U.S. dollar forward exchange contracts that we used to hedge the foreign exchange risk related to the repayment of the commercial paper we issued in foreign currency and cash flows that we expected to generate in foreign currency with an aggregate notional amount of Euro 1,552 million at December 31, 2002. Such forward contracts are entered into with respect to the same amount and date of the repayment obligation or the cash flow that we expect to generate, thus any change in fair value of these contracts deriving from a possible appreciation or depreciation of the euro against the U.S. dollar would be fully offset by a corresponding change in the fair value of the underlying position.

Interest rate risk

     Our outstanding total medium-term and long-term debt at December 31, 2002 amounted to Euro 18,292 million, of which Euro 12,366 million, or 68% of the total, bore interest at floating rates, principally based on Euribor, and Euro 5,926 million, or 32%, bore interest at fixed rates.

     To improve the mix of our fixed and floating rate exposures, we have entered into interest rate hedging contracts, particularly interest rate swaps, forward rate agreements, collars and swaptions. In interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to the notional principal amount and the fixed or floating interest rates that we have agreed with the other parties. An interest rate collar is a combination of options that enables us to lock our debt cost into a predetermined interest rate range. We primarily use zero-cost collars that do not require payment of an option premium. In a forward rate agreement, the parties agree that a certain interest rate will apply to a certain notional principal amount during a specified future period of time. Through a swaption, we acquire or sell the option to enter into an interest rate swap at a certain date in the future.

     At December 31, 2002, we had arranged interest rate derivatives with a notional amount of Euro 8,704 million, of which Euro 7,697 million were interest rate swaps, Euro 857 million were interest rate collars, Euro 100 million were forward rate agreements, and Euro 50 million were swaptions. The fair value of these derivatives was negative by Euro 358 million at such date (Euro 136 million in 2001). You should read note 21 to our financial statements for a further discussion of the fair value of these derivatives. See also “Item 5.—U.S. GAAP Reconciliation—Critical Accounting Policies under U.S. GAAP—Commitments.”

     With these contracts in place, the portion of our debt still exposed to interest rate fluctuations, appropriately weighting the notional value of interest rate collars, is approximately 41% of our total long-term debt.

     Based on the results of our sensitivity analysis, at December 31, 2002, a 10% decrease in interest rates would have increased the net negative fair value of our portfolio of financial instruments, including long term debt and interest rate derivatives, by Euro 147 million (Euro 91 million in 2001). However, we do not consider such an increase in the net negative fair value to be a significant risk, because it would affect earnings and cash flow only if we were to reacquire all or a portion of these instruments on the open market prior to their maturity.

     Effective interest rate risk depends on the likelihood that interest rates will increase. Because our revenues are not directly linked to interest rates, our principal interest rate risk is that a general rise in interest rates will result in a higher interest expense on the unhedged portion of our floating-rate debt. If interest rates were to increase by 10% over December 31, 2002 levels, our consolidated interest expense, including with respect to long term debt and interest rate derivatives, would increase by a total of approximately Euro 18 million per year (Euro 21 million in 2001). Such amount is the net result of the impact of the increase in interest charges on the floating rate portion of our outstanding long term debt, partially offset by positive flows deriving from our hedging contracts.

Commodity price risk

     In 2000, we adopted a systematic approach to cover commodity pricing and currency risk linked to the reimbursement mechanism. Enel Trade entered into derivatives contracts on commodities in order to fix part of the difference between cost and contribution received through tariffs.

     At December 31, 2001, the notional value of our open contracts was as follows:

•	Futures: Euro 173 million or 7,932 contracts;

•	Swaps on petroleum indexes: Euro 382 million or 3,656,772 tons; and

•	Swaps on gas transmission fees: 1 billion cubic meters per year.

     At December 31, 2001, the fair value of these contracts was positive by Euro 17.4 million.

     At December 31, 2002, the notional value of our open contracts was as follows:

•	Futures: Euro 354 million or 12,752 contracts;

•	Swaps on petroleum indexes: Euro 268 million or 2,062,518 tones; and

•	Swaps on gas transmission fee: 1 billion cubic meters per year.

     At December 31, 2002 the fair value of these contracts was positive by Euro 20.9 million.

     Positive or negative changes in the fair value of our derivative contracts on commodities result from an increase or decrease in the price of the commodities and are offset by opposite negative or positive changes in the fair value of our revenues-cost margin, which reflects the time lag between the change in the cost of fuel and the later time in which such change is reflected by the fuel cost component of the electricity tariff.

     The sensitivity analysis shows the effects on the fair value of commodity derivatives contracts, as determined by a 10% increase or decrease in market price. Based on the results of our sensitivity analysis, at December 31, 2002, a 10% increase in commodity price levels would have caused an increase in the value of our derivative contracts of Euro 50 million (Euro 40 million in 2001), while a 10% decrease would have caused a concomitant decrease of Euro 50 million (Euro 40 million in 2001).

     In accordance with our accounting policies, we do not account for commodity contracts at fair value for Italian GAAP purposes. For additional detail on the volume of such contracts, see “Item 5. Operating and Financial Review Prospects—Liquidity and Capital Resources—Commitments.”

Item 12. Description of Securities Other than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividends Averages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

     Not applicable.

Item 15. Controls and Procedures

     Within the 90 days prior to the filing date of this report, the Company carried out an evaluation under the supervision and with the participation of the Company’s management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon and as of the date of the Company’s evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files or submits under the Exchange Act is recorded, processed, summarized and reported as and when required. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect these controls subsequent to the date of the evaluation of such controls.

Item 16. [Reserved]

PART III

Item 17. Financial Statements

     Not applicable.

Item 18. Financial Statements

     Notice on the audit report for 2001 and 2000. The audit firm Arthur Andersen S.p.A. has been the auditor of Enel S.p.A. and, consequently, principal auditor to the Group for the fiscal years 2000 and 2001. In May 2002, KPMG S.p.A. was appointed as our auditor for the three-year period 2002-2004. During 2002, Arthur Andersen S.p.A. terminated its affiliation with the Andersen Worldwide network and entered into an agreement to associate with the Deloitte Touche Tohmatsu international practice, through an agreement with that network’s Italian member firm, Deloitte & Touche S.p.A., and changed its business name to “Deloitte & Touche Italia S.p.A”. Deloitte & Touche LLP has confirmed to the Securities and Exchange Commission that Deloitte & Touche Italia S.p.A. is qualified to practice before the Commission, having provided written representation that policies and practices consistent with the objectives set forth in Appendix K, SECPS §1000.45 have been established. Deloitte & Touche Italia S.p.A. (as the successor entity to Arthur Andersen S.p.A.)

did not participate in the preparation of this report, did not reissue the Arthur Andersen S.p.A. audit report with respect to the financial statements for the years ended December 31, 2000 and 2001 included in this report and did not consent to the inclusion in this report of that audit report. We include in this Annual Report the report of independent auditors issued by Arthur Andersen S.p.A. with respect to the financial statements for the year 2000 and 2001.

Item 19. Exhibits

Index to Exhibits Filed With This Report

1.1	By-laws of the Company.

2.1	Deposit Agreement, as amended, among Enel S.p.A. and Citibank N.A., as Depositary, and the owners of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 333 – 6868) on Form F-6 effective as of October 29, 1999 and the Post-effective Amendment No. 1 to Form F-6 effective as of July 9, 2001).

3.1	List of Subsidiaries.

99.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
ENEL S.p.A.:

We have audited the accompanying consolidated balance sheet of ENEL S.p.A. (an Italian corporation) and subsidiaries (the “Company”) as of December 31, 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit. We did not audit the financial statements of certain subsidiaries, which statements reflect assets representing approximately 15% of total consolidated assets at December 31, 2002 and revenues representing approximately 12% of consolidated revenues for the year ended December 31, 2002. Those statements were audited by other auditors whose report has been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the report of the other auditors. The consolidated financial statements of the Company for the years ended December 31, 2001 and 2000, were audited by other auditors who were a member firm of a worldwide organization that has ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the restatement described in Note 25 (e) to the accompanying consolidated financial statements, in their report dated April 19, 2002.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audit and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ENEL S.p.A. and subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Italy.

Accounting principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States of America. The application of accounting principles generally accepted in the United States of America would have affected the results of operations for the year ended December 31, 2002 and shareholders’ equity as of that date, to the extent summarized in Notes 23, 24 and 25 to the consolidated financial statements.

As discussed above, the 2001 and 2000 consolidated financial statements of the Company were audited by other auditors. As described in Note 25 (e), the Company changed the composition of its reportable segments in 2002, and the amounts stated in the 2001 and 2000 consolidated financial statements relating to reportable segments have been restated to conform to the 2002 composition of reportable segments. We audited the adjustments that were applied to restate the disclosures for reportable segments reflected in the 2001 and 2000 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However we were not engaged to audit, review or apply any procedures to the 2001 and 2000 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 consolidated financial statements taken as a whole.

KPMG S.p.A.

Rome, Italy

May 2, 2003, except with reference to notes 26 (g) and 26 (h)
to the consolidated financial statements, for which this report is dated June 30, 2003

We include the report of independent auditors issued by Arthur Andersen S.p.A. with respect to the consolidated financial statements as at and for the year ended December 31, 2001 and 2000. Such audit report is a copy of the previously issued report dated April 19, 2002, previously issued by Arthur Andersen S.p.A., and has not been reissued by Deloitte & Touche Italia S.p.A. (the successor entity to Arthur Andersen S.p.A.). See “—Notice on the audit report for 2001 and 2000”

REPORT OF INDEPENDENT AUDITORS

To the Shareholders of
ENEL S.p.A.:

We have audited the accompanying consolidated balance sheets of ENEL S.p.A. (an Italian corporation) and subsidiaries (the “Company”) as of December 31, 2000 and 2001, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of certain subsidiaries, which statements reflect assets representing approximately 14% of total assets at December 31, 2001 and revenues representing approximately 10% of consolidated revenues for the period ended December 31, 2001. Those statements were audited by other auditors whose reports have been furnished to us and our opinion, insofar as it relates to the amounts included for those entities, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of ENEL S.p.A. and subsidiaries as of December 31, 2000 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in Italy.

The accounting practices used by the Company in preparing the accompanying consolidated financial statements conform with accounting principles generally accepted in Italy, but do not conform with accounting principles generally accepted in the United States (“U.S. GAAP”). A description of these differences and a reconciliation of net income and shareholders’ equity to U.S. GAAP are set forth in Notes 25 and 26 of the Notes to the Consolidated Financial Statements.

ARTHUR ANDERSEN S.p.A.

Rome, Italy,
April 19, 2002

ENEL S.p.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002

	2001	2002	2002

			(millions of U.S.
	(millions of euro)		dollars)
ASSETS
Current assets:
Cash and cash equivalents (Note 2)	587	400	419
Receivables: (Note 4)
Customers	6,799	6,924	7,260
Other	2,381	3,497	3,667
Inventories (Notes 2 and 5)	1,932	3,266	3,424
Accrued income and prepayments	203	377	395

	11,902	14,464	15,165

Utility plant (Notes 2 and 6)	77,958	81,832	85,801
Accumulated depreciation (Notes 2 and 6)	(45,210)	(46,741)	(49,008)

	32,748	35,091	36,793

Construction work in progress and advance payments	2,256	2,442	2,560

	35,004	37,533	39,353

Other non-current assets:
Intangible assets (Notes 2 and 7)	13,913	13,029	13,661
Investments (Notes 2 and 8)	632	385	404
Other (Note 9)	1,739	1,608	1,686

	16,284	15,022	15,751

Total Assets	63,190	67,019	70,269

     The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.p.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2001 AND 2002

	2001	2002	2002

			(millions of U.S.
	(millions of euro)		dollars)

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt (Note 10)	567	1,120	1,174
Short term debt (Note 10)	6,540	7,251	7,603
Trade accounts payable	6,037	6,664	6,987
Taxes payable	1,096	889	932
Advances from customers	772	1,988	2,085
Accrued expenses and other current liabilities	4,152	4,004	4,198

	19,164	21,916	22,979

Long-term debt (Note 10)	16,072	17,172	18,005

Other non-current liabilities:
Reserves for pensions and similar obligations (Note 11)	430	472	495
Reserves for employee termination indemnities	1,418	1,415	1,484
Deferred income taxes (Note 20)	2,581	3,104	3,254
Other (Notes 12 and 21)	2,559	2,168	2,273

	6,988	7,159	7,506

Shareholders’ equity (Note 13):
Share capital, euro 1 par value per share (6,063,075,189 shares authorized, issued and outstandings)	6,063	6,063	6,357
Legal reserve	1,453	1,453	1,524
Law 292/93 reserve	2,215	2,215	2,322
Other reserves	29	29	30
Retained earnings	6,980	9,004	9,441
Net income	4,226	2,008	2,105

	20,966	20,772	21,779

Total Liabilities and Shareholders’ Equity	63,190	67,019	70,269

     The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.p.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000 (1)	2001	2002	2002

				(millions of
	(millions of euro)			U.S. dollars)
Operating revenues (Notes 2 and 14):
Sales and services:
Energy sales and transport	12,981	21,323	20,208	21,188
Electricity equalization fund contribution	9,777	783	187	196
Telecommunications services		2,817	3,642	3,819
Other	2,351	3,858	5,940	6,228

	25,109	28,781	29,977	31,431
Operating expenses:
Personnel (Note 15)	3,531	3,722	3,589	3,763
Fuel for thermal generation (Note 16)	5,644	5,249	4,255	4,461
Purchased power (Note 16)	4,373	3,649	4,802	5,035
Depreciation and amortization (Notes 2 and 6)	3,459	4,459	4,477	4,694
Services and rentals (Note 17)	2,453	5,633	5,710	5,987
Materials and supplies (Note 16)	848	2,349	4,212	4,416
Provisions	534	599	504	529
Other	392	577	721	756
Capitalized expenses (Note 2)	(878)	(934)	(1,173)	(1,230)

	20,356	25,303	27,097	28,411

Operating income	4,753	3,478	2,880	3,020

Financial income (expense) (Note 18):
Financial income	150	207	286	300
Financial expense	(798)	(1,317)	(1,464)	(1,535)

	(648)	(1,110)	(1,178)	(1,235)

Equity losses	(458)	(85)	(59)	(62)
Extraordinary income (Notes 2 and 19)	192	2,318	736	771

Income before income taxes	3,839	4,601	2,379	2,494

Income taxes (Notes 2 and 20)	1,649	649	608	637

Income before minority interests	2,190	3,952	1,771	1,857
Minority interests	(2)	274	237	248

Net income	2,188	4,226	2,008	2,105

     The accompanying notes are an integral part of these consolidated financial statements.

(1)  Amount related to 2000 have restated from Italian Lire to Euro using the fixed rate of Lire 1,936.27=euro 1 as of January 1, 1999.

ENEL S.p.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

			Law
	Share	Legal	292/93	Other	Retained	Net
	Capital	Reserve	Reserve	Reserves	Earnings	Income	Total

	(millions of euro)
Balance at January 1, 2000 (*)	6,263	1,253	3,117	29	4,570	2,345	17,577

Allocation of 1999 net income to reserves	—	—	—	—	892	(892)	—
Dividends	—	—	—	—	—	(1,453)	(1,453)
Net income for 2000	—	—	—	—	—	2,188	2,188

Balance at December 31, 2000	6,263	1,253	3,117	29	5,462	2,188	18,312

Allocation of 2000 net income to reserves		—	—	—	1,963	(1,963)	—
Dividends	—	—	(902)	—	(451)	(225)	(1,578)
Translation of foreign companies’ financial statements and other changes	—	—	—	—	6	—	6
Restatement of the capital stock in euro and reverse stock split	(200)	200	—	—	—	—	—
Net income for 2001	—	—	—	—	—	4,226	4,226

Balance at December 31, 2001	6,063	1,453	2,215	29	6,980	4,226	20,966

Allocation of 2001 net income to reserves	—	—	—	—	2,043	(2,043)	—
Dividends	—	—	—	—	—	(2,183)	(2,183)
Translation of foreign companies’ financial statements and other changes	—	—	—	—	(19)	—	(19)
Net income for 2002	—	—	—	—	—	2,008	2,008

Balance at December 31, 2002	6,063	1,453	2,215	29	9,004	2,008	20,772

	(millions of U.S. dollars)
Balance at December 31, 2002	6,357	1,523	2,322	30	9,441	2,105	21,779

     The accompanying notes are an integral part of these consolidated financial statements.

     (*) Amounts related to 2000 have been restated from Italian Lire to Euro using the fixed rate of Lire 1,936.27=euro 1 as of January 1, 1999.

ENEL S.p.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2000, 2001 AND 2002

	2000 (*)	2001	2002	2002

				(millions of
	(millions of euro)			U.S. dollars)
CASH FLOW FROM OPERATING ACTIVITIES:
Net income	2,190	3,952	1,771	1,857
Depreciation and amortization	3,458	4,459	4,477	4,694
Writedowns (revaluations), net	458	774	1,832	1,921
Net changes in reserves for employee termination indemnities	116	(76)	117	123
Net changes in other reserves	(22)	(92)	19	20
Gain on disposal of assets, net	(70)	(3,017)	(2,772)	(2,906)
Interest income	(149)	(207)	(286)	(300)
Interest expense	798	1,317	1,465	1,536
Income taxes	1,649	649	608	637
(Increase) Decrease:
Inventories	(557)	(295)	(1,320)	(1,384)
Accounts receivable	(964)	(1,684)	134	140
Accrued income, prepayments and other	(31)	(13)	(53)	(56)
Equalization fund receivables	(1,675)	1,679	44	46
Trade accounts payables	1,237	356	1,434	1,504
Accrued expenses and other current liabilities	144	80	204	214
Interest received	149	207	286	300
Interest paid	(826)	(1,269)	(1,436)	(1,506)
Income taxes paid	(1,005)	(656)	(1,731)	(1,815)

Net cash provided by operating activities	4,900	6,164	4,793	5,025
CASH FLOW FROM INVESTING ACTIVITIES:
Investment:
Capital expenditure (tangibles and intangibles)	(2,579)	(4,718)	(5,717)	(5,994)
Unconsolidated subsidiaries	(1,169)	(547)	(39)	(41)
Investments in consolidated subsidiaries, net of cash acquired	(437)	(8,301)	(2,339)	(2,452)
Other changes in fixed assets	575	7	111	116

	(3,610)	(13,559)	(7,984)	(8,371)
Disposals:
Disposal of businesses	—	4,670	3,665	3,843
Fixed assets	181	223	113	118

	181	4,893	3,778	3,961

Net cash used in investing activities	(3,429)	(8,666)	(4,206)	(4,410)

CASH FLOW FROM FINANCING ACTIVITIES:
Increase in long-term debt	1,447	8,384	2,411	2,528
Repayment of long-term debt	(2,554)	(4,318)	(1,029)	(1,079)
Change in short-term debt	2,357	570	924	969

	1,250	4,636	2,306	2,418
Dividends paid	(1,453)	(1,578)	(2,183)	(2,289)
FPE contribution and other pension obligation	(1,313)	(651)	(611)	(641)
Payment of substitute tax on freeing-up of reserves	—	—	(402)	(421)
Minority capital contribution and other minor	6	191	116	122

Net cash (used in) provided by financing activities	(1,510)	2,598	(774)	(811)
NET CASH FLOW FOR THE YEAR	(39)	96	(187)	(196)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	530	491	587	615

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	491	587	400	419

     The accompanying notes are an integral part of these consolidated financial statements.

     (*) Amounts related to 2000 have been restated from Italian Lire to Euro using the fixed rate of Lire 1,936.27 = euro 1 as of January 1, 1999.

ENEL S.p.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	GENERAL

ENEL S.p.A. (the “Parent”) and its subsidiaries (the “Subsidiaries” or the “Subsidiary Companies”), (collectively the “Company” or the “ENEL Group”) are involved in the generation, transmission, distribution and sale of electricity, providing the majority of the electric service in Italy. ENEL Group, through WIND, also provides mobile and fixed telecommunications services. Gas distribution and sale, fuel trading, engineering and contracting represent the other principal activities of the ENEL Group. International operations are mainly represented by the generation and distribution of electricity in Spain, through Viesgo.

ENEL S.p.A. is the successor entity to Ente Nazionale per l’Energia Elettrica, which was established as a public statutory body by the Italian Parliament in 1962 when the Treasury Ministry nationalized approximately 1,250 private electric companies. In July 1992, the public statutory body was converted into a joint stock company in accordance with Law No. 359 of August 8, 1992 which provided for the privatization of the ENEL Group.

ENEL’s privatization was launched in 1999 when a total of 3,848,802,000 ENEL ordinary shares (1,924,401,000 taking into account the reverse stock split made in 2001) representing 31.74% of its capital stock, were placed on the market, with the net proceeds going to the Ministry of Treasury (the “Treasury Ministry”) of the Republic of Italy. At December 31, 2001 and 2002, 67.576% of the share capital of the Parent Company is owned by the Treasury Ministry.

In July 2000, the Company, which owned a 51% interest in Wind Telecomunicazioni S.p.A. (“WIND”), acquired an additional interest in WIND, as part of a settlement agreement among the Company, France Telecom and Deutsche Telekom. As part of the settlement, the Company acquired a portion of Deutsche Telekom’s interest, thus raising the Company’s interest to 56.63% while France Telecom owned the remaining interest. Additionally, a shareholders’ agreement was signed with France Telecom, which eliminated certain management and control restrictions previously imposed on the Company. The acquisition of this additional interest has been treated as a purchase, with resulting goodwill in the amount of euro 576 million, which is being amortized over 15 years (see Note 7). In 2000, the investment in WIND was accounted for under the equity method, due to the existence of control restrictions for the majority of the year. Since 2001, WIND is consolidated using the line-by-line method.

On March 29, 2001, ENEL through its wholly owned subsidiary Enel Investment Holding BV, purchased 100% of the share capital of Infostrada S.p.A. (fixed line telecommunications operator in Italy). The acquisition was treated as a purchase, with resulting goodwill, considering also the ancillary costs, in the amount of euro 7,632 million, which is being amortized over 15 years (see Note 7).

On July 31, 2001, Enel Investment Holding BV contributed its 100% interest in Infostrada S.p.A. to Wind against receipt of shares of WIND corresponding to 38.7% of the share capital of Wind, after the stock issuance, increasing ENEL’s share to 73.42%. For consolidation purposes, this transaction was treated as reorganization under common control, and accordingly the assets and liabilities transferred were accounted for at their carrying values.

In May 2001, ENEL, through its wholly owned subsidiaries Valgen and Valdis, sold 100% and 49% of the shares of Geval and Deval, respectively, to Finaosta (a finance company owned by the Valle d’Aosta Region Authority) for euro 802 million in cash. Geval owned the business unit relating to the generation of electricity in the Valle d’Aosta and Deval the activities related to sales and distribution of electricity in the same Italian region. The gain from the sales was euro 444 million, recorded as extraordinary income in the consolidated financial statements in the year ended December 31, 2001.

On September 20, 2001, the Company sold 100% of the share capital of Elettrogen to a consortium led by the Spanish Group Endesa. ENEL received euro 2,687 million in cash. The gain from the disposal was euro 1,900 million and was recorded as extraordinary income in the consolidated financial statements in the year ended December 31, 2001. Effective September 20, 2001, Elettrogen has been deconsolidated.

In January 2002, the Company purchased 100% of the share capital of Electra de Viesgo SL, the holding company of the Viesgo Group, the fourth largest electricity operator in Spain, at a price of euro 1,920 million. Following the restructuring of Electra de Viesgo and its subsidiaries, at the end of 2002, activities in power generation and distribution of electricity were contributed to Viesgo Generacion SL and Electra de Viesgo Distribucion SL, respectively. The former is controlled by Enel Produzione SpA while the latter is controlled by Enel Distribuzione SpA. The acquisition was treated as a purchase, with resulting goodwill in the amount of euro 757 million, which is being amortized over 20 years (see Note 7).

On May 31, 2002, the Company sold 100% of the share capital of Eurogen to Edipower, a consortium led by Edison SpA, at a price of euro 2,980 million. The gain from the disposal was euro 2,313 million and was recorded as extraordinary income in the consolidated financial statements in the year ended December 31, 2002. Effective May 31, 2002, Eurogen has been deconsolidated.

On November 12, 2002, the Company agreed to the sale of 100% of the share capital of Interpower to the Energia Italiana-ACEA-Electrabel consortium at a price of euro 535 million. The transfer of title to the shares took place on January 29, 2003.

The Bersani Decree requires that a local distribution company owned or jointly owned by a municipality that serves at least 20% of the electricity customers of a municipality may request the Company to sell to them its distribution assets in that municipality at a price to be determined by agreement between the ENEL Group and that relevant local distribution company. Under this requirement, in March 2001 and in December 2001, the Company, through its wholly owned subsidiary Enel Distribuzione, signed agreements for the sale of its local distribution network to A.C.E.A., the utility company serving Rome and Formello for euro 568 million and A.E.M. Torino S.p.A., the utility company serving Turin, for euro 248 million. In October 2002 and November 2002, distribution networks based in the municipalities of Milan and Verona were sold for euro 424 million and euro 108 million, respectively. The gains from the sales in aggregate amount to euro 391 million in 2001, and euro 459 million in 2002, and were recorded as extraordinary income in the consolidated statements of income.

During 2001, the Company began to consolidate several companies active in the distribution and sale of gas to the regulated market. The companies acquired until June 2001 were merged into Enel Distribuzione Gas. On May 2002, the Company purchased 98.81% of the share capital of Camuzzi Gazometri SpA, the second largest distributor of natural gas in Italy, at a price of euro 1,045 million. The acquisition was treated as a purchase, with resulting goodwill in the amount of euro 597 million, which is being amortized over 15 years (see Note 7). Camuzzi Gazometri SpA and its subsidiaries are consolidated effective July 1, 2002. In 2002, the Company purchased a number of minor gas distributors, which at the end of the year were merged into GE.AD SpA, a fully owned subsidiary of Enel Distribuzione Gas. Finally, in order to comply with the current regulation, the sales activity was spun off from the ownership and management of the networks and attributed to a separate legal entity, Enel Gas SpA.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Basis of Presentation

The Company’s consolidated financial statements were prepared from the accounts of the Parent and the individual financial statements of the Company’s subsidiaries (whether directly or indirectly controlled), in accordance with accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (“Italian GAAP”). The financial statements have been reformatted from the original Italian consolidated financial statement presentation and include certain financial statement reclassifications and additional disclosures in order to conform more closely with the form and content of financial statements required by the United States Securities and Exchange Commission.

Differences between the Company’s accounting principles and accounting principles generally accepted in the United States (“U.S. GAAP”) and their effects on consolidated shareholders’ equity as of December 31, 2001 and 2002 and on consolidated net income for each of the three years in the period ended December 31, 2002, are set forth in Notes 23 and 24.

The Company’s consolidated financial statements are presented in euro. Amounts related to 2000 have been restated from Italian Lire to euro using the fixed rate of Lire 1,936.27 equals euro 1 as of January 1, 1999.

The comparative consolidated financial statements reported in euro depict the same trend as would have been presented if the Company had continued to present financial statement in Italian Lira.

The consolidated financial statements are presented in euro. The translations of the euro amounts into U.S. Dollars (“USD”) at the rate of U.S. $ 1.0485 to 1 euro are included solely for the convenience of the reader, using the noon buying rate in New York City for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into USD at this or any other rate of exchange.

Certain reclassifications have been made to the consolidated financial statements of prior years in order to conform with the 2002 presentation.

Consolidation Principles

The Company’s consolidated financial statements include the Parent’s statutory accounts and the accounts of companies controlled by ENEL S.p.A., directly or indirectly, either by holding the majority of the voting rights or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings. Control is defined as the ability to govern the financial and operating policies of the enterprise so as to obtain benefits from the activities. The statutory financial statements reflect certain tax-basis amounts. Adjustments are made to consolidation to eliminate the effect of the tax-basis reporting and to eliminate all significant intercompany balances and transactions, including any unrealized gains and losses on such transactions.

Investments in entities that are not consolidated, when the Company has a 20% to 50% investment, if material, are accounted for under the equity method. Other investments are recorded at cost, and adjusted if a permanent impairment in value is present.

As further explained in Note 1, in 2002 the consolidation perimeter changed as compared to the prior year, due mainly to the disposal of Eurogen and the acquisition of Viesgo and Camuzzi. Other significant transactions, which affect the comparability of the financial statements as compared with previous years, are represented by the acquisition of some minor gas distributors and the disposal of the electricity distribution networks in the municipalities of Milan and Verona.

Cash and Cash Equivalents

Cash equivalents are comprised of highly liquid temporary investments with original maturities within three months.

Inventories

Inventories are stated at the lower of cost or market; cost is determined on the basis of the weighted average cost, and primarily includes fuel stock and other materials.

Obsolete or slow moving inventories are written down to their estimated realizable value.

“Contract work in progress” is stated on the basis of the contracted amounts due, if those amounts can be calculated with reasonable certainty, on a percentage-of-completion method.

Utility Plant

Utility plant is stated at cost, as adjusted by revaluations in accordance with various Italian laws.

Revaluations prior to 1993 increased the consolidated and statutory net book value of utility plant. Increases in utility plant of the Parent were credited to retained earnings in the statutory and consolidated financial statements. Revaluations that increased the net assets of Subsidiary Companies were reflected as an increase in “Other reserves” in the accompanying consolidated financial statements.

The application of Law No. 292 of August 9, 1993 resulted in a restatement of the net book value of the Parent’s utility plant in its statutory books to a valuation based upon a projected economic return. Such revaluation increased the gross book value of utility plant and created a distributable reserve in the statutory accounts that is reflected in the “Law 292/93 Reserve” in the accompanying consolidated financial statements. The application of Law No. 292 did not result in a restatement of the net assets of Subsidiary Companies.

Costs directly associated with improvements are capitalized while routine maintenance and repairs are expensed. Interest prior to 1989 was capitalized; however no amounts have been capitalized since.

If management has evidence that there has been a permanent impairment in the net value of any specific asset, a write-down is recorded accordingly. The Company assesses potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In making this assessment, the Company groups its assets at the lowest level of identifiable cash flows that are largely independent of the cash flows of other utility plant assets. If it is determined that the fair value of the assets is lower than the corresponding book value, an impairment change is recorded for the difference. The original value of the asset, net of depreciation, may be reinstated if the reasons for such a write-down subsequently cease to exist.

Replaced or retired property is removed from the utility plant accounts, together with the related accumulated depreciation.

Grants received to finance specific construction projects are recognized once the legal right to such grants has been acquired and their amount is reasonably determinable. These amounts are amortized over the life of the asset.

Depreciation

The consolidated financial statements reflect the depreciation of utility plant on a straight-line basis, using rates reflecting the estimated economic useful life (“economic depreciation”) of the related assets. In the statutory financial statements of the Parent and Subsidiary Companies, as permitted by Italian law, utility plant is depreciated over prescribed tax lives (“fiscal depreciation”) which are shorter than the economic useful lives. The excess amount of depreciation in the statutory accounts is eliminated in the consolidated financial statements.

As a result of a government law passed in 1986, which was aimed at providing funds for Enel to offset the cost of building the Italian electricity infrastructure and other costs of connecting new buildings to the electricity distribution network, customers requiring a new connection are obliged to pay a connection fee to the Company.

Prior to January 1, 2002, connection fees were initially recognized in revenue as assessed, with an offsetting charge to depreciation expense. Since that date, depreciation expense has been credited such that the connection fees were effectively recognized in income on a straight-line basis over the twenty year estimated useful life of the related infrastructure assets. Deferred connection fees are included in the consolidated balance sheets in accumulated depreciation. As a result of the state of capital completion attained by the electricity distribution network and of the different nature of the related capital expenditure, increasingly oriented towards improvements in the quality of service and the safeguard of the environment, starting from January 1, 2002, connection fees paid by Non-Eligible Customers are no longer attributed by the Company to the development of such network and are no longer reflected in the depreciation of capital investments for Italian GAAP purposes. The effect of this change to the attributable life of the fees is an increase in consolidated net income of euro 287 million in 2002 and an increase in earnings per share of euro 0.05 for the year ending December 31, 2002.

Depreciation expense in the consolidated financial statements is based on the following estimated economic useful lives:

Average years of estimated
Plant categories	Economic useful life

Buildings and associated land	40
Generating plant:
Hydroelectric	40
Thermal	20
Geothermal	12
Other renewable sources	20
Transmission lines	35
Distribution of electricity:
Transformer and substations	20
Lines	18-20
Telecommunications:
Mobile equipments	5-6
Fixed lines appliances	8
Cables	20

Intangible assets

Intangible assets are recorded following the same criteria adopted for tangible assets. They include the non-amortized balance of investments whose economic life spans over several years. For acquired intangible assets, including goodwill, amortization is calculated on a straight-line basis over five years or a different period if deemed to be more representative of the expected useful life of the assets. The extraordinary contribution due upon the suppression of the electricity industry pension fund, pursuant to Law 488, December 23, 1999 (the 2000 Budget Law), has also been recorded under intangible assets. This balance is amortized over a period of 20 years, as also permitted under Italian Law (see Note 7).

Reserve for Employee Termination Indemnities and Other Employee Benefits

The Company’s Italian employees are eligible for severance pay pursuant to Italian law. The Company accrues a reserve for such employee termination liabilities, net of applicable advances, over the employees’ service periods.

The Company also contributes to a management retirement plan that pays pension benefits, in accordance with Italian law and by agreements with the trade unions, to managers who retired prior to April 1, 1998. With the establishment of the FONDENEL Fund, the liabilities related to managers employed as of April 1, 1998 were transferred to the FONDENEL Fund. FONDENEL is managed externally and subject to the regulations governed by Decree No. 14 on April 21, 1993. In the last quarter of 2000, the Company reached an agreement with the majority of the participants in the management retirement plan for an early payment of the provision.

Accordingly, the pension benefits liability as of December 31, 2002 relates solely to those individuals who had retired prior to April 1, 1998 and did not agree to the early payment in the last quarter of 2000. The reserve also includes amounts to be paid to existing employees who have worked 35 years with the Company, in accordance with the collective labor contract and current union agreements.

In addition, Group Companies make contributions to certain employee associations that provide medical and various other employee benefits to both current and retired employees. These plans are not administered by the Companies, and contributions are determined in accordance with the provisions of negotiated contracts with the trade unions. The Group Companies expense their contributions to these plans when they are paid. Such amounts totaled euro 83 million, euro 82 million and euro 79 million for the years ended December 31, 2000, 2001 and 2002, respectively.

The Company grants, under existing contractual obligations, to its employees hired before July 1, 1996 (working, retired or to their surviving spouses), an 80% reduction on electricity tariffs (excluding taxes and duties) within certain consumption limits per year. These discounts are primarily presented as a reduction in operating revenues in the accompanying consolidated financial statements.
Employees of Viesgo are also entitled to certain benefits including a reduction on electricity tariffs and medical care.

In March 1999, the Company and the managers’ union signed an agreement which replaced the managers’ benefit of discounted electricity tariff rates with a monthly bonus paid during their working life and a one-time bonus paid at their retirement date.

In November 1999, the investors in ENEL’s initial public offering included 70,303 ENEL employees (about 87% of those eligible), who purchased an aggregate of 1.5% of ENEL’s capital stock. No discount was reserved for employees, with the exception of bonus shares in the ratio of 11 shares for every 200 shares held for a period of at least one year (for the general public, the allocation was 10 shares for every 200 shares held for at least one year). ENEL’s employees were permitted to obtain advances from the provision for termination indemnities for the purchase of these shares. The total amount of the advances was euro 745 million.

Operating Revenues
In 2001 the Authority for Electricity and Gas (the “Energy Authority”) modified in 2001 the previous tariff structure by including in the tariff paid to distribution companies amounts for the reimbursement of fuel costs which, until 2000, were paid by the Equalization Fund. Therefore, starting January 1, 2001, revenues from the sale of electricity include components previously recorded among contributions from electricity Equalization Fund (see Note 22). In order to ensure comparability between revenues from the sales of electricity and related costs, otherwise altered by the introduction of the new tariff system, starting from January 1, 2001, revenues from the sale of electricity (which in 2000 were recorded when the customer was billed or the meter was read) are integrated with estimates of revenues from the supply of electricity provided after the last meter reading prior to year end.
Pricing is based on the tariff structure, applicable for the year, as established by law and the Energy Authority.

Revenues for the telecommunications sector from traffic, interconnections and roaming are recorded according to the usage by customers and telephone operators calculated on an accrual basis. Such revenues include the amount relating to the access to and use of the Company’s network by customers and other domestic and international telephone operators. Revenues from the sale of rechargeable telephone cards and recharging are recorded solely for the amount corresponding to prepaid traffic effectively used by customers during the year. Revenues from the sale of mobile and fixed telephones and related accessories are recorded at the time of the transfer of ownership. Revenues from other services and the sale of goods are recognized when the service is provided or the title of ownership of the goods is transferred.

Statements of Cash Flows

The consolidated statements of cash flows are prepared using the indirect method and are in accordance with International Accounting Standard No. 7, issued by the International Accounting Standards Board, as well as Italian GAAP.

The payment in 2000, 2001 and 2002 of the three installments of the extraordinary contribution for the elimination of the electricity industry pension fund as well as the early payment in 2000 of retirement benefits are included in the consolidated statements of cash flows as financing activities.

Vacation Pay

Vacation pay for Italian employees is provided in accordance with Italian law. The related liabilities were euro 103 million and euro 85 million as of December 31, 2001 and 2002, respectively, and are included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets.

Income Taxes
The following two income taxes are payable by Italian companies:
•	IRPEG (corporate income tax), payable at respectively 37%, 36% and 36% for the years ended December 31, 2000, 2001 and 2002. The statutory rate for the year ending December 31, 2003 is 34%.

•	IRAP (regional income tax), payable at a regular tax rate of 4.25% for the years ended December 31, 2000, 2001 and 2002 and payable at the same rate for 2003. From January 1, 2003, each region may determine its own tax rate.
The tax base for IRAP differs significantly from that for IRPEG. In particular, employee related costs and net interest expense are not deductible for IRAP purpose.

Deferred tax assets and liabilities are recognized for differences between the financial reporting and tax bases of assets and liabilities at each reporting period end. Certain reserves within shareholders’ equity, totaling euro 258 million, are subject to taxation upon utilization. Deferred tax liabilities on such reserves are provided to the extent that such taxation will result from expected future distributions or other taxable events. Deferred tax assets, including tax loss carry-forwards, are recognized when management believes there is reasonable certainty of their realization.

Research and Development

Research and development activities, primarily relating to various studies involving technological innovation, improvements to plant efficiency, reliability and safety, environmental protection, service quality, and use of energy resources are charged to operating expenses as incurred. Amounts charged to operating expenses were euro 124 million, euro 100 million, and euro 100 million for the years ended December 31, 2000, 2001 and 2002, respectively.

Foreign Currency
Transactions denominated in currencies other than euro are translated to euro at the exchange rate in effect on the date of the transaction. At December 31, 2002, assets and liabilities denominated in currencies different from the euro have been translated into euro at the exchange rate at the balance sheet date. Foreign currency exchange gains and losses, both realized and unrealized, are included in income in the period they arise.

The balance sheet of companies operating in countries not participating in the European Monetary Union are translated into euro at the exchange rate applicable at the balance sheet date. Income statement items are translated into euro at average exchange rates for the year. Differences arising from the translation into euro of these statements are netted against retained earnings without any effect on net income. With regards to the Brazilian subsidiary TSN, it has been deemed appropriate to translate the financial statements of such subsidiary using the standards and procedures applicable if the transactions of the foreign operations had been those of the Parent Company itself. Property, plant and equipment of this subsidiary, and shareholders’ equity are translated at the historical exchange rate, monetary items are translated at the year-end exchange rate, while the annual average exchange rate is applied to the income statement items. The foreign exchange difference arising from the adoption of the above-described method is recorded in the income statement among financial income and expense for an amount of euro 8 million.

Financial Derivatives

With respect to interest rate, foreign exchange and price risks, the Company enters into derivative transactions to hedge specific transactions as well as to hedge general risk (see Note 21).
The interest differentials to be received or paid on interest rate swaps, as well as interest differentials on interest rate collars, are accrued over the life of the contract. The interest differentials on forward rate agreements are recognized at the date of settlement of the contract and accrued over the period hedged. Such interest rate differentials are recorded in accrued income and prepayments or accrued expenses and other current liabilities as applicable in the consolidated balance sheets. When recognized in the consolidated statements of income, the amounts are classified as financial income (expense).
Foreign exchange forward contracts are valued at the spot rate at year-end and the related gains and losses are recorded as financial income (expense). Costs for options are recognized at the expiry date of the option. Premiums or discounts are accrued over the life of the contract, and also classified as financial income (expense) in the consolidated statements of income. With reference to options, the premiums paid are recorded in the item accrued income, prepayment and other, on the basis of the maturity of the contract.

The economic effects of currency and commodity risk hedging contracts aimed at hedging risks deriving from the current tariff system are recorded in the consolidated statements of income in line with those of transactions for which risks are being hedged. If the economic effect of the hedged transaction has not yet occurred, the corresponding economic effect relating to the hedging instruments is deferred.

Derivative contracts originally entered into as hedging contracts for which the underlying asset or liability is extinguished prior to expiry or is not specifically identifiable, are valued at the lower of cost and market value as of the balance sheet date (interest rate derivatives) or are marked to market (foreign exchange derivatives). The corresponding effect of the valuation is recorded as financial charges.

Extraordinary Income and Expenses

The Company records items as extraordinary income and expenses if they relate to gains or losses on activities which impact the corporate structure of the Company (such as business re-organization costs, mergers and acquisitions, write-downs due to reconversions and replacement of plant and equipment due to new technologies); extraordinary write-downs of fixed assets and related restatement of original value when the reasons for asset write-downs subsequently cease to exist; contingent assets or liabilities from events or transactions that would not reasonably be expected to recur in the foreseeable future, such as theft or shortage, natural events or litigation related to non-operating areas (e.g., mergers and acquisitions) and items regarding previous fiscal years.

Environmental costs

Environmental costs refer to the avoidance, reduction and monitoring of the environmental impact of production activities. Recurring environmental costs are recorded in the consolidated statements of income in the year in which they occur, while costs relating to the extension of the useful life, increase in capacity and improvement in the safety of tangible assets are capitalized as part of the cost of the assets and depreciated over the residual useful lives of the assets. Provisions for risks and charges are accrued when it is probable or certain that the cost will be incurred and its amount can be reasonably estimated.

(3)	REGULATION AND RATES

On April 1, 1999, Legislative Decree No. 79/1999 (the “Bersani Decree”), implementing the principles contained in the Electricity Directive issued in 1996 by the European Union, became effective. The Bersani Decree has commenced the transformation of the electricity sector from a highly regulated industry to one where energy prices charged by generators will be eventually determined by competitive bidding. The Bersani Decree also mandates the consolidation of electricity distribution activities in urban areas. It further provides for a gradual liberalization of the electricity market so that customers whose annual consumption of electricity exceeds specified amounts, together with distributors and wholesalers (all defined as “Eligible Customers”) will be able to contract freely with power generation companies to buy electric power.
The Energy Authority has also replaced the “cost-plus” system for tariffs with a new “price cap” tariff methodology. Under the price-cap methodology, tariffs will be reduced by a fixed percentage each year. This system creates incentives for operators to improve efficiency and gradually passes on savings to final customers.
The Bersani Decree establishes a general regulatory framework for the Italian electricity industry that gradually introduces free competition in power generation and sales to Eligible Customers while maintaining a regulated monopoly structure for power transmission, distribution and sales to Non-Eligible Customers. In particular, the Bersani Decree and subsequent implementing regulations:

•	Liberalized, as of April 1, 1999, the generation, import and export of electricity, as well as the sale of electricity to Eligible Customers;

•	Provided that, after January 1, 2003, no electricity company will be allowed to produce or import more than 50% of the total of imported and domestically-produced electricity in Italy and, in connection with this limit, mandated that the Company sell not less than 15,000 MW of its generating capacity by January 1, 2003;

•	Distinguished between Eligible Customers, which may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electricity, and Non-Eligible Customers, which must purchase electricity from the distributor that serves the area in which they are located and pay tariffs determined by the Energy Authority;

•	Provided for the establishment of the Single Buyer, a central purchaser of electricity from producers on behalf of all Non-eligible Customers;

•	Provided for the creation of the Borsa dell’Energia Elettrica, (“Pool Market”) for electricity, in which producers, importers, wholesalers, distributors, the Gestore della Rete, other Eligible Customers and the Single Buyer will participate, with prices being determined through a competitive bidding process;

•	Provided for the creation of the Gestore del Mercato, (“Market Operator”), charged with managing the pool market;

•	Provided that the transmission and distribution of electricity are reserved to the Italian government and performed by licensed operators, and in this respect:

•	Provided that management and operation of the national transmission network is licensed to an independent system operator, the Gestore della Rete, (“System Operator”) while owners of the transmission network (including the ENEL Group) retain ownership of the network assets; and

•	Established a new licensing regime for electricity distribution and provided incentives for the consolidation of electricity distribution networks within each municipality.
The process of liberalizing the market enacted by the Bersani Decree is highly complex. Certain of the actions required by the Bersani Decree have not occurred within the contemplated time periods and it is likely that a number of the deadlines noted above may not be met.

(4)	RECEIVABLES

Receivables are stated at their net realizable value and primarily relate to amounts due for the supply of electricity, gas and services, and also include amounts to be billed for services rendered prior to year end. The following table shows a breakdown of receivables as of December 31, 2001 and 2002.

	2001	2002

	(millions of euro)
Electricity, gas and services	5,733	6,076
Telecommunication services	1,346	1,174
Allowance for doubtful accounts	(280)	(326)

	6,799	6,924
Taxes receivable	595	1,385
Deferred tax assets	481	729
Other	1,305	1,383

	2,381	3,497

	9,180	10,421

The increase in receivables for electricity, gas and services is mainly due to the growth in fuel trading operations, the change in the scope of activities in the gas distribution and sales sector and higher revenue realized by the engineering and contracting sector.

The decrease in receivables for telecommunication services is mainly related to a financing operation comprising the transfer of receivables (securitization) carried out by WIND in November 2002 for an original amount of euro 316 million. WIND has participated in this securitization with a primary third-party bank involving an entity created to manage such receivables. During 2002, WIND sold to the entity receivables having a face value of euro 316 million, receiving for these, liquid funds of euro 174 million and euro 142 million in financial notes issued by the entity. The entity will collect the receivables and will pay the obligations to WIND. The collection risk related to the receivables remains with WIND, although subsequent to year end all receivables were collected.

The increase in taxes receivable is mainly due to the different income tax position of the Parent Company following a decrease in revenues taxable at the current corporate tax rate and higher dividends carrying tax credits, in addition to corporate tax receivables of Enel Produzione and Enel Distribuzione. The increase in deferred tax assets is mainly due to the acquisition of Viesgo companies in addition to the recording of temporary differences resulting mainly from write-downs in the value of assets and the elimination of unrealized intra-Group gains.

Other receivables mainly include advances to suppliers, factoring receivables, receivables from social security institutions and net Equalization Fund receivables.

(5)	INVENTORIES

Inventories as of December 31, 2001 and 2002 were as follows:

	2001	2002

	(millions of euro)
Fuel	537	682
Materials, supplies and other inventories	318	444
Residential buildings held for disposal	304	340
Contract work in progress	707	1,731
Advances	66	69

Total	1,932	3,266

The increase in fuel inventories is primarily due to natural gas for sale to households held in stock by third parties for distribution in winter according to needs and, to a lesser extent, to the change in the scope of consolidation due to the acquisition of Viesgo.

The increase in materials, supplies and other inventories is mainly due to higher inventories of telephone equipment and related accessories held for resale by WIND.

The increase in contract work in progress is primarily due to the development of activities in the engineering and contracting sector for contract work acquired internationally. The increase is consistent with advances paid by customers, recorded under liabilities.

(6)	UTILITY PLANT

Net utility plant as of December 31, 2001 and 2002 consisted of the following:

	2001	2002

	(millions of euro)
Utility plant, gross:
Generating Plant:
Hydroelectric	8,299	8,201
Thermal	19,566	17,587
Geothermal and renewable resources	1,679	1,914
Transmission Line	6,303	6,590
Distribution Electricity Network	32,525	34,727
Distribution Gas Network	783	2,564
Telecommunication Networks	3,105	4,484
Land and Buildings	3,069	3,380
Other	2,629	2,385
Construction in progress	2,256	2,442

Total	80,214	84,274
Accumulated Depreciation:
Generating Plant:
Hydroelectric	3,341	3,392
Thermal	10,848	9,848
Geothermal and renewable resources	892	1,014
Transmission Line	3,045	3,264
Distribution Electricity Network	23,649	24,694
Distribution Gas Network	265	877
Telecommunication Networks	770	1,236
Land and Buildings	849	935
Other	1,551	1,481

Total	45,210	46,741
Utility plant, net:
Generating Plant:
Hydroelectric	4,958	4,809
Thermal	8,718	7,739
Geothermal and renewable resources	787	900
Transmission Line	3,258	3,326
Distribution Electricity Network	8,876	10,033
Distribution Gas Network	518	1,687
Telecommunication Networks	2,335	3,248
Land and Buildings	2,220	2,445
Other	1,078	904
Construction in progress	2,256	2,442

Total	35,004	37,533

As of December 31, 2002, utility plant includes assets to be relinquished, primarily hydroelectric, with a net book value of approximately euro 3,000 million. Italian law (Decree 79/99 applying European Commission Directive 92/62 regarding the electricity market) established the expiration date for concessions relating to large reservoirs managed and operated by the Company. The concessions will expire thirty years after the decree became effective, thus in 2029. Moreover, Law n. 340 dated November 24, 2000, extended to 2020 concessions regarding State property used for thermal generation activities. At such dates, all water catchment plant, control equipment, high pressure pipes and drainage pipes must be transferred to the State in good working order if the concession is not renewed. Therefore, the depreciation of the assets to be relinquished has been calculated on the basis of the lower between the length of the concession and the residual useful life of the assets.

The same decree also provides the possibility for the autonomous provinces of Trento and Bolzano to choose a different expiry date for hydroelectric concessions, that has been fixed in 2010.

The expiration of concessions for hydroelectric plants of the Viesgo companies varies between 2032 and 2065.

The following reflects changes in utility plant (millions of euro):

	December 31,				December 31,				December 31,
	2000				2001				2002

				Reclass. retirem.				Reclass. retirem.
	Net book value	Addition	Depreciation	and other mov.	Net book value	Addition	Depreciation	and other mov.	Net book value

Generating Plant:
Hydroelectric	5,628	136	(276)	(530)	4,958	45	(258)	64	4,809
Thermal	10,345	367	(913)	(1,081)	8,718	425	(816)	(588)	7,739
Geothermal and other renewables	831	21	(101)	36	787	103	(107)	117	900
Transmission line	3,243	21	(224)	218	3,258	161	(229)	136	3,326
Distribution network	9,944	1,104	(1,423)	(231)	9,394	1,548	(1,089)	1,867	11,720
Telecommunication networks	—	949	(388)	1,774	2,335	1,239	(552)	226	3,248
Land and buildings	2,699	29	(83)	(425)	2,220	124	(64)	165	2,445
Other	1,028	145	(222)	127	1,078	208	(218)	(164)	904
Construction in progress	2,026	1,311	—	(1,081)	2,256	1,256	—	(1,070)	2,442

Total	35,744	4,083	(3,630)	(1,193)	35,004	5,109	(3,333)	753	37,533

Reclassifications, retirements and other movements include the effect of the change in the Group’s structure in 2002 for the following:

•	the acquisition of the Viesgo companies, resulting in an increase of euro 1,421 million;

•	the acquisition of Camuzzi and minor gas companies, resulting in an increase of euro 1,145 million;

•	the disposal of Eurogen, which resulted in the deconsolidation of fixed assets amounting to euro 1,469 million.

The amount also includes current divestments of euro 175 million and write downs totaling euro 173 million.

Write downs relate almost entirely to a discontinued geothermal plant (euro 94 million) and to generation plants to be converted to combined-cycle technology (euro 58 million).

(7)	INTANGIBLE ASSETS

Intangible assets as of December 31, 2001 and 2002 were as follows:

	2001	2002

	(millions of euro)
Goodwill	8,102	7,391
Concessions, licenses, trademarks and similar rights	2,840	2,839
Extraordinary contribution for Electricity Industry Pension Fund	1,751	1,546
Patents and intellectual property rights	458	465
Other	762	788

Total	13,913	13,029

The amortization of intangible assets for the years ended December 31, 2001 and 2002 amounts to euro 815 million and to euro 1,142 million, respectively.

Goodwill is detailed as follows:

	December 31, 2001			December 31, 2002

		Accumulated			Accumulated
		amortization			amortization
		and write-	Net book	Historical	and write-	Net book	Amortization
(millions of euro)	Historical cost	downs	value	cost	downs	value	period

Telecommunications	8,230	439	7,791	8,360	2,511	5,849	15 years
Viesgo	—	—	—	757	38	719	20 years
Gas sector	162	14	148	695	35	660	15 years
CHI Energy and EGI	153	6	147	163	14	149	20 years
Other	16		16	15	1	14	10 years

Total	8,561	459	8,102	9,990	2,599	7,391

At December 31, 2002, goodwill for the telecommunications segment includes primarily the residual amount of the goodwill paid in March 2001 upon the acquisition of Infostrada, and in July 2000 for the acquisition of a 5.63% share in WIND, amounting to euro 5,230 million and to euro 480 million, respectively. Additionally, in 2002, following the break-up of the Italian mobile communications operator named “BLU”, WIND acquired certain of BLU’s assets, paying euro 130 million in goodwill. Amortization is calculated over a period of 15 years.

In view of the outlook of the telecommunications sector and the downwards revision of growth expectations inevitably affecting WIND, it has been deemed necessary to review the carrying value of the goodwill related to such segment at December 31, 2002. A valuation of the Group’s telecommunications business was thus carried out on the basis of estimated future cash flows. From such valuation, which involved the comparison of the estimated future discounted cash flows to the book value of the telecommunications segment, an impairment in value emerged of euro 1,511 million that was deemed to be other than temporary and therefore recorded among extraordinary charges in the consolidated statements of income.

Goodwill related to the acquisition of Viesgo is amortized over 20 years, deemed in line with the activity and business plans.

Goodwill paid in 2002 for the acquisitions of gas distributors (Camuzzi and other minor companies) amounts to euro 597 million, representing the difference between the price paid and the proportionate fair value of assets acquired and liabilities assumed at the time when control was acquired. Such goodwill, mainly related to the customer base acquired, is amortized over 15 years, deemed appropriate in view of current and expected performances of the business, despite growing competitive pressures and in view of the fact that sales activities are not directly connected to the expiration terms of licenses for the distribution of gas.

Concessions, licenses, trademarks and similar rights include costs incurred by WIND to participate in the auction for the awarding of a license for the installation and operation of third generation mobile telecommunications systems (UMTS — IMT 2000) as well as license registration costs, amounting to euro 2,447 million. The initial 15-year license issued by the Authority for Telecommunications on January 10, 2001 was extended in 2002 to a 20-year period, effective January 1, 2002. Amortization over the residual life of the license will start at the time the asset is ready for its intended use. No amortization was thus recorded in 2001 and 2002. The item also includes approximately euro 330 million relating to costs incurred by Infostrada (now part of WIND) to acquire concessions for the use of international circuits and for the usage and passage rights provided for in the contract signed in 1998 with Ferrovie dello Stato (State Railways), regulating the use of the related fiber optic network. The right of access to the network is amortized on the basis of the residual duration of the same (30 years). The right to use the existing optical fiber network is amortized over 20 years.

The extraordinary contribution due following the suppression of the electricity industry pension fund, was established through Law no. 488, dated December 23, 1999 (2000 Budget Law). Based on the three installments paid, the Company’s final total contribution of euro 1,940 million (the original estimate was euro 2,036 million) is expensed on a straight-line basis over a period of 20 years, as also permitted by the above-mentioned Budget Law.

Patents and intellectual property rights primarily relate to costs incurred by the telecommunications companies for the acquisition of proprietary and licensed software.

Other intangible assets mainly relate to leasehold improvements made by telecommunications companies on technical sites; costs incurred for the implementation of SAP and the Contact center; cost of advertising campaigns carried out to support new telecommunications services and trademarks and software development costs.

The accumulated amortization and write downs as of December 31, 2002, for goodwill, concessions, licenses, trademarks and similar rights and the extraordinary contribution relate to the suppression of the electricity industry pension fund, amounts to euro 2,599 million, euro 71 million and euro 340 million, respectively. The amortization for the year ended December 31, 2002, for goodwill, concessions, licenses, trademarks and similar rights and the extraordinary contribution relating to the suppression of the electricity industry pension fund, amounts to euro 595 million, euro 25 million and euro 92 million, respectively. Additionally, extraordinary charges for 2002 include the mentioned write down of the goodwill related to WIND (euro 1,511 million) together with extraordinary amortization of euro 45 million in connection with the contribution for the electricity industry pension fund and licenses.

(8)	INVESTMENTS

Investments as of December 31, 2001 and 2002 are as follows:

	2001	2002

	(millions of euro)
Investments in unconsolidated subsidiaries	10	7
Investments in affiliates	287	293
Investments in other companies	335	85

Total	632	385

Investment in affiliates primarily includes a 49% ownership in Immobiliare Foro Bonaparte (euro 114 million) following the contribution in 2001 of real estate property and a 49% ownership in Leasys (euro 109 million) following the contribution in 2001 of vehicles leasing and company fleet management activities.

Investments in other companies as of December 31, 2001 included a 12.5% share of Electra de Viesgo, acquired on December 21, 2001 for an amount of euro 234 million. Following the acquisition of the full capital in January 2002 and the consolidation on a line by line basis, this amount was consequently eliminated.

(9)	OTHER NON-CURRENT ASSETS

At December 31, 2002, the balance includes mainly the long-term portion of deferred tax assets, amounting to euro 939 million, tax receivables payable beyond twelve months, amounting to euro 294 million, and other long-term receivables amounting to euro 375 million.

At December 31, 2001, the item included advance payments for the acquisitions of Camuzzi and Viesgo for a total amount of euro 528 million, in addition to the long-term portion of deferred tax assets, amounting to euro 880 million, and other long-term receivables amounting to euro 331 million.

The decrease of euro 131 million is primarily due to the elimination of the advance payments above, following the acquisition of the two companies, partially offset by a euro 289 million increase in long-term tax receivables and by a euro 59 million increase in deferred tax assets.

Deferred tax assets recorded in WIND for tax loss carry-forwards amount to a total of euro 652 million. In this context, an amount equal to euro 174 million relates to losses that may be carried forward indefinitely, while the remainder expires in the years 2005 to 2007. In 2002, WIND recorded euro 265 million of deferred tax assets on the loss reported for the year while writing off euro 269 million of deferred tax assets relating to previous years, no longer believed recoverable in light of the new business plan.

(10)	DEBT

Long-Term Debt

The Company’s consolidated long-term debt balances, including current maturities, as of December 31, 2001 and 2002, and the related maturity schedules are as follows:

				Current		Long-term Maturity
Summary by Type	Maturity	Balance at	Balance at	Maturity
of Debt Instrument	Range	12/31/2001	12/31/2002	2003	2004	2005	2006	2007	After	Total

						(millions of euro)
Fixed - rate listed bonds	2004-2031	5,075	5,075	—	3,000	750	225	—	1,100	5,075
Floating - rate listed bonds	2004-2009	252	452	—	200	—	166	—	86	452
Fixed - rate bonds not listed	2005-2008	171	176	—	—	57	45	—	74	176
Floating - rate bonds not listed	2003-2021	1,625	1,614	18	20	21	21	22	1,512	1,596
Fixed - rate bond EU	2003-2010	263	210	53	38	39	37	32	11	157
Floating - rate bonds EU	2003-2009	20	16	5	3	3	3	1	1	11
Fixed - rate bank loans	2003-2012	89	75	11	10	9	8	5	32	64
Floating - rate bank loans	2003-2016	5,853	7,241	891	637	288	378	578	4,469	6,350
Fixed - rate EU Loans	2003-2009	429	247	79	46	37	30	29	26	168
Floating - rate EU Loans	2004-2016	2,324	2,838	49	56	104	260	284	2,085	2,789
Other financings	2003-2022	538	348	14	12	14	14	12	282	334

Total		16,639	18,292	1,120	4,022	1,322	1,187	963	9,678	17,172

Bonds include euro 1,358 million guaranteed by the Republic of Italy (euro 1,428 million at December 31, 2001).

The increase in long-term debt of euro 1,653 million is a result of new borrowings of euro 2,411 million and the change in the Group structure of euro 309 million, which are offset by principal repayments of euro 1,029 million and by foreign exchange differences of euro 38 million.

In 2001, WIND entered into two syndicated credit facilities for a total amount of euro 7,000 million aimed at financing capital expenditures on the network. These credit facilities were utilized in the amount of euro 5,865 million at year-end 2002, and of euro 4,103 million at year-end 2001. Such credit lines expire at the end of 2010 and are subject, for the full duration of their term, to equity, debt and financial ratio covenants according to which the availability of funds and the applicable spread on Euribor are determined.

In 2002, the European Investment Bank extended to Enel Green Power a euro 300 million, 15-year floating-rate loan guaranteed by the Parent Company. This loan will contribute to finance investment projects for new construction and for the revamping and upgrade of existing plants in the sector of electricity generation from renewable resources.

Long-term debt, including maturities, by currency, is as follows:

		Average Interest	At December 31,	Average Interest	At December 31, 2002
Currency	Maturity	rate	2001 (millions of euro)	rate	(millions of euro)

Euro	2003-2031	4.99%	16,118	4.58%	17,702

U.S. Dollar	2004-2026	7.84%	177	7.48%	187
British Pound	2004-2007	9.74%	17	9.73%	12
Swiss Franc	2003-2009	6.95%	65	6.92%	55
Danish Krone	—	10.55%	1	—	—
Japanese Yen	2003-2010	2.59%	183	2.24%	163
Brasilian Real	2016	—	—	13.91%	111
Other currencies	2005-2022	8.43%	78	8.29%	62

Non - EMU Currencies			521		590

Total Long-term Debt			16,639		18,292

At December 31, 2002, approximately 68% of the Company’s long-term debt was linked to floating-rates (63% as of December 31, 2001). To reduce exposure to interest rate mix, the Company entered into interest rate hedging transactions for a total nominal value of euro 8,704 million, of which euro 7,697 million is in the form of interest rate swaps, euro 857 million of interest rate collars and euro 150 million of forward rate agreements and swaptions. Considering the above mentioned hedging contracts, appropriately weighting the notional amount of the collars, the residual amount of debt still exposed to the risk of floating-rates was approximately 41% of total long-term debt at December 31, 2002.

Short-term Debt

The Company maintains committed revolving lines of credit with maximum borrowing limits aggregating euro 6,488 million and uncommitted lines of credit and other short-term borrowing agreements with banks with maximum borrowing limits aggregating approximately euro 3,001 million at December 31, 2002. These agreements provide for interest charges based on prevailing market conditions. As of December 31, 2001 and 2002, the average interest rate on short-term borrowings was 3.6% and 3.2%, respectively.

As of December 31, 2001 and 2002, euro 5,906 million and euro 5,807 million, respectively, in borrowings from banks were outstanding. Short-term bank debt includes 18-month loans amounting to euro 700 million and the use of revolving credit lines amounting to euro 3,388 million. In 2002, funds drawn down from the revolving credit lines and 18-month loans amounted to euro 1,167 million, while repayments of other short-term bank debt totaled euro 1,266 million.

Among the most significant short-term transactions carried out in 2002 is the renewal, for the original amount of euro 5 billion, of the revolving credit line, originally concluded with a pool of banks in November 2001.

In the context of a financial policy aimed at diversifying sources of financing and at reducing the cost of funding, Enel Investment Holding BV in 2001 established a Commercial Paper Program,

guaranteed by the Parent, for a total amount of euro 1,500 million. At December 31, 2002, euro 1,444 million of commercial paper was outstanding under such program (euro 604 million at December 31, 2001).
The increase in short-term debt (primarily due to the issuance of commercial paper) resulted in a more flexible financial management, giving to the Group a more adequate financial structure in a period characterized by strong financial flows, allowing the Company to benefit from low short-term interest rates in 2002.

(11)	RESERVE FOR PENSIONS AND SIMILAR OBLIGATIONS

As of December 31, 2002, an amount of euro 406 million represents the present value of future liabilities connected with trade union agreements regarding a supplemental pension fund for managers participating in the program. Since April 1, 1998, the reserve relates only to retired managers. The managers currently employed are covered by the FONDENEL Fund.

The agreement between the ENEL Group and FNDAI (National Federation of Industrial Managers), signed on January 23, 1998, led to the establishment of a Company - sponsored pension fund known as FONDENEL, which is managed externally. It differs from the previous pension plan, which was based on defined benefits, in that it is now a defined-contribution plan.
Viesgo employees are also entitled to retirement and post-retirement benefits similar to Italian employees, of which the related reserve as of December 31, 2002 amounts to euro 45 million.

The remaining reserve of euro 21 million covers payments in lieu of notice at the time of the retirement, to existing employees who have, among other conditions, worked at least 35 years, in accordance with collective labor contracts and current union agreements.

(12)	OTHER NON - CURRENT LIABILITIES

The amounts included in the caption “Other” in “Other non-current liabilities” in the accompanying consolidated balance sheets as of December 31, 2001 and 2002 were as follows:

	2001	2002

	(millions of euro)
Litigation and contingent liabilities reserves	1,054	1,181
Reserve for early retirement	30	110
Substitute tax due upon the releasing of accelerated depreciation reserves	392	119
Payable to Treasury for UMTS license	289	253
Payable to Ferrovie dello Stato for telecommunication network	284	260
Other	510	245

	2,559	2,168

Litigation and contingent liabilities reserves include euro 400 million to cover uncertainties, contingencies and potential liabilities from current legal proceedings (primarily relating to supply contracts, labor disputes and plant operations) of a determinate nature that, according to ENEL Group’s internal and external legal advisors, are reasonably estimable and which the Company believes an unfavorable outcome to be probable. An additional amount of euro 58 million has been accrued in the year ended December 31, 2002. The reserve does not take into account the effects of proceedings in which a favorable outcome is expected or those in which an adverse outcome cannot be reasonably estimated. Further information regarding litigation and contingent liabilities is provided in Note 21.

The reserve also covers additional estimated liabilities and charges of various nature, connected mainly to the operation and conversion of plants, penalties and other charges on engineering contracts, litigation with local administrations for taxes and fees of various nature, the estimated future cost arising from the post-merger integration of WIND and Infostrada’s activities (euro 57 million), in addition to amounts due on telecommunications licenses — for which the related resolution imposing them was appealed. With regards to the latter category, the provision at the end of 2002 amounted to euro 143 million, of which euro 69 million was accrued during the year. In 2002, in the context of the appeals submitted by Albacom and Infostrada, the Attorney General of the European Court of Justice indicated that EU regulations prohibit Member States from imposing on holders of individual telecommunications licenses additional taxes or any other tax different from those provided for in article 11 of the same Directive. The European Court decision is still pending. Other accruals for the year relate mainly to penalties and risks on engineering contracts, amounting to euro 92 million, charges relating to the operation of generation plants, amounting to euro 47 million, and an estimate of damages in excess of insurance coverage equal to euro 26 million.

The Italian 2002 and 2003 Budget Laws have enabled the release from corporate tax (IRPEG) of the reserves accumulated in the statutory accounts following the calculation of accelerated depreciation for tax purposes, after the recognition of a 19% substitute tax. A total of euro 712 million substitute tax payable was recorded at December 31, 2001 (euro 392 million representing the long-term portion as at December 31, 2001), of which euro 402 million has been paid in 2002. The outstanding debt of euro 371 million at December 31, 2002 reflects the residual amount of euro 310 million due upon the application of 2002 Budget Law rules in addition to euro 61 million arising from the 2003 Budget Law provisions. Such amounts are to be paid in 2003 for euro 252 million (included in current liabilities under taxes payable) and in 2004 for euro 119 million.

In 2001, WIND bought a 20-year license for the installation and operation of third generation mobile telecommunications system (UMTS — IMT 2000) for a total consideration of euro 2,447 million, of which euro 253 million is due in the years from 2004 to 2010.

The euro 260 million payable to Ferrovie dello Stato is related to the usage and transmission rights of the fiber optic network.

“Other” items mainly include minority interests (euro 70 million) and long-term trade and other payables (euro 175 million).

(13)	SHAREHOLDERS’ EQUITY

Share Capital

In accordance with the resolution of the Shareholders’ Meeting held on May 25, 2001, the capital stock of the Group Parent Company was restated in euro (bringing the nominal value of each share from lire 1,000 to euro 0.50). At the same time the shares were subject to a reverse split in a ratio of one share with nominal value euro 1 for every two shares of nominal value euro 0.50, effective July 9, 2001. Following such operations, the capital stock is now composed of 6,063,075,189 ordinary shares with a nominal value of euro 1 each. As a result of rounding, the capital stock was decreased from euro 6,263 million to euro 6,063 million, with the balance of euro 200 million transferred to the Legal reserve.

At December 31, 2002, on the basis of the Shareholders’ Register and information available, there are no shareholders with an ownership interest in the Company greater than 2% of the capital stock of the Company other than the Italian Treasury (which holds 67.576% of the capital stock).

Shareholders’ Equity Reserves

The “Legal reserve” represents undistributable earnings restricted from the payment of dividends pursuant to the Italian Civil Code (the “Civil Code”). Under the Civil Code, with respect to income of any year, an amount equal to 5% of the Company’s and Italian subsidiaries’ statutory income must be set aside until the cumulative legal reserve is equal to one-fifth of the par value of the Company’s issued and outstanding share capital. The legal reserve of the Parent Company represents 24% of its share capital, consequently the allocation is no longer required.

The “Law 292/93 reserve” reflects the write-up of assets of the Parent pursuant to Law No. 292. As discussed in Note 2, revaluation reserves of the Parent prior to 1993 have been credited to retained earnings in the accompanying consolidated financial statements. This reserve was decreased by euro 902 million in 2001 following the distribution resolved by the Shareholders’ Meeting held on May 25, 2001.

Retained Earnings

As provided by Italian law, dividends may only be paid out of the statutory retained earnings, plus its distributable reserves and statutory net income for the current year, net of the amount to be allocated to the legal reserve in the subsequent year. Approximately euro 6,000 million was available for dividends at December 31, 2002.

Reconciliation of Parent’s Statutory Net Income and Shareholders’ Equity to Consolidated Net Income and Shareholders’ Equity in the Parent’s statutory financial statements, investments in subsidiaries are accounted for under the cost method, consequently they do not reflect the consolidation of the Subsidiary Companies.

Adjustments are made in consolidating the accounts of the Parent and the Subsidiary Companies to reflect the consolidation principles described in Note 2. In addition, adjustments are made to eliminate the effect of certain tax-basis reporting applied by the Parent and the Subsidiary Companies in their respective statutory accounts.

The reconciliation of shareholders’ equity and net income as reported in the statutory financial statements to those reported in the consolidated financial statements, is as follows:

	Net Income			Shareholders’ Equity

	2000	2001	2002	2000	2001	2002

			(millions of euro)
Per Parent Statutory financial statements	226	3,578	2,405	11,350	13,350	13,573
Effects of consolidating the financial statements of the Subsidiary Companies	2,004	709	(370)	7,025	7,737	7,358
Elimination of intra-group gains and other	(42)	(61)	(27)	(63)	(121)	(159)

Per consolidated financial statements	2,188	4,226	2,008	18,312	20,966	20,772

The elimination of intra-group gains relates mainly to the elimination of margins earned on captive generation and transmission plant construction activities.

(14)	OPERATING REVENUES

Operating revenues for the years ended December 31, 2000, 2001 and 2002 were as follows:

	2000	2001	2002

	(millions of euro)
Sales and transport of electricity	12,981	21,323	20,208
Equalization Fund contributions	9,777	783	187
Telecommunications services	—	2,817	3,642
Other:
- Connections, inspections and repositioning services	633	591	645
- Other operating revenues	1,718	3,267	5,295

Total other	2,351	3,858	5,940

Total operating revenues	25,109	28,781	29,977

Revenues from the sale and transport of electricity declined in 2002 by euro 1,115 million mainly due to the reduction in the tariff component aimed at covering the cost of fuel and the decline in quantities sold on the domestic regulated market, following the liberalization of the same. These decreases were partially offset by changes in the scope of consolidation (due primarily to the contribution of the Viesgo Group), higher direct sales recorded by generation companies and the increase in the volume of electricity transported on Enel Distribuzione’s network for the free market.

The amounts included in Equalization Fund contributions for the years ended December 31, 2000, 2001, and 2002 were as follows:

	2000	2001	2002

	(millions of euro)
Contributions for thermal generation to the Non-Eligible Customers markets	5,367	—	—
Contributions for overseas net purchase of electricity	825	—	—

	2000	2001	2002

	(millions of euro)
Contributions for domestic purchases of electricity, incentives for renewable energy sources and other minor	3,133	331	187
Contributions for power generation to the Non-Eligible Customers	452	452	—

	9,777	783	187

As discussed in Note 2, starting from 2001, revenues from sales of electricity include the amounts for the reimbursement of fuel costs which were previously paid by the Equalization Fund. As a result, Equalization Fund contributions include in 2001 only euro 452 million relating to the contribution of euro 0.003 for each kWh produced for Non-Eligible Customers and euro 331 million mainly related to contributions on electricity generated by plants under the provisions of CIP Regulation 6/92 in previous years, but recognized in 2001.

In 2001, contributions previously received for the purchase of electricity from third parties and those on electricity generated by plants under the provisions of CIP Regulation 6/92 were also eliminated. The first were replaced by the above mentioned introduction of a single tariff for the sale of electricity, and the second by a corresponding share in the sale price of such energy to the System Operator (Gestore della Rete).
In compliance with the tariff regulations, effective January 1, 2002, Equalization Fund contributions for power generated for Non-Eligible Customers were eliminated. The decrease of euro 144 million in contributions for domestic purchases of electricity etc. is due to lower contributions for electricity generated in past years by plants falling under the provisions of CIP Regulation 6/92, mainly due to the disposal of generation companies.

Revenues from telecommunication services increase by euro 825 million due to higher traffic and to the contribution of Infostrada’s activities (now merged with WIND) for the full year, as compared with 2001 in which such contribution was limited to a period of nine months, as the acquisition was concluded on March 31, 2001.

Businesses other than electricity and telecommunications increased their revenues by euro 2,028 million in 2002 as compared to 2001 and by euro 1,549 million in 2001 as compared to 2000. Specifically, in 2002, fuel trading activities rose by euro 796 million, natural gas distribution and sales rose by euro 569 million, engineering and contracting increased by euro 466 million and minor activities (information technology, real estate, public lighting, etc.) increased by approximately euro 90 million. Sales of natural gas benefited from the acquisition in 2002 of Camuzzi and minor distributors.

In 2002, sales in countries other than Italy amounted to euro 1,596 million, of which euro 1,085 million were in Europe, euro 363 million in the Middle East, euro 91 million in the Americas and euro 57 million in Africa.

(15)	PERSONNEL EXPENSES

Personnel expenses for the years ended December 31, 2000, 2001 and 2002 were as follows:

	2000	2001	2002

	(millions of euro)
Wages and salaries	2,467	2,645	2,554
Social security contributions	691	726	700
Employee termination indemnities	217	218	208
Employee pension and similar obligations	21	26	22
Other costs	135	107	105

	3,531	3,722	3,589

Personnel expenses decreased by euro 133 million due to the reduction in headcount for the electricity sector, partially offset by the effect of changes in the scope of consolidation.

(16)	PURCHASED POWER, FUEL FOR THERMAL GENERATION AND MATERIALS AND SUPPLIES

Purchased power, fuel for thermal generation and materials and supplies for the years ended December 31, 2000, 2001 and 2002 were as follows:

	2000	2001	2002

	(millions of euro)
Purchased power	4,373	3,649	4,802
Fuel for thermal generation	5,644	5,249	4,255

Total fuel and power	10,017	8,898	9,057
Materials consumption	726	1,344	1,975
Gas for distribution and fuel for trading	122	1,005	2,237

Total materials and supplies	848	2,349	4,212

	10,865	11,247	13,269

The increase in the cost of purchased power of euro 1,153 million in 2002 as compared to 2001, is mainly connected to purchases made in 2002 from Elettrogen and Eurogen, which are no longer part of the Group and have become outside suppliers.

The decrease in the cost of thermal fuel reflects mainly the change in the scope of activity following the disposal of Elettrogen and Eurogen.

The increase in cost of materials is due to the growth in the construction of power plants on behalf of third parties carried out by the engineering and construction sector.

Increased purchases of gas for distribution and fuel for trading are related to the development of these operations during 2002.

(17)	SERVICES AND RENTALS

Services and rentals for the years ended December 31, 2000, 2001 and 2002 were as follows:

	2000	2001	2002

	(millions of euro)
Electricity transmission fees	958	1,751	1,399
Interconnections and roaming	—	1,424	1,426
Other services	1,263	1,843	2,164

Total services	2,221	5,018	4,989

Rentals and Leases	232	615	721

Total	2,453	5,633	5,710

The cost of services is substantially consistent with that recorded in 2001, showing an overall decrease of euro 29 million. Specifically, electricity transmission fees decreased by euro 352 million mainly due to a lower “Hydroelectric Surcharge” paid to the Gestore della Rete with respect to the hydroelectric and geothermal generation in connection with the decline in volumes and the reduction in the tariff component indexed to the cost of fuels. On February 19, 2003, Law Decree no. 25, dated February 18, 2003 containing “Urgent resolutions regarding general costs of the electricity system” was published. Article 2, comma 1 of the Decree establishes the elimination from January 1, 2002 of the “hydroelectric surcharge”. In 2002, pursuant to the legislation in force, Enel Produzione and Enel Green Power recorded a cost resulting from the application of such hydroelectric surcharge amounting to euro 424 million, that at December 31, 2002 were paid-up almost in full. The resulting benefit has not been recorded in the financial statements at December 31, 2002 since the Law Decree was issued after December 31, 2002 and its conversion into law was still pending. Additionally, the terms establishing the timing and specifics of the reimbursement had not yet been issued.

Interconnections and roaming costs in 2002 are consistent with those recorded in 2001 since the increase due to the contribution of Infostrada’s activities for the full year were offset by savings deriving from the development of WIND’s network, which allowed a reduction in the volume of traffic diverted to other operator’s networks.

Other services increased by euro 321 million primarily due to higher costs incurred in the engineering and contracting sector for the growth in activities.

Rental and lease costs increased by euro 106 million, primarily due to the increase in operating costs relating to the telecommunications network resulting from its growth, and to higher lease and rental costs as a result of the sale of businesses in the real estate and vehicles renting sectors carried out in 2001.

The Company has entered into various operating leases, primarily related to offices, vehicles and office equipment, used in the normal course of business. The original lease terms generally do not exceed six years in accordance with Italian law, but may be renewed on expiry. Rent expense for significant leases totaled approximately euro 93 million, euro 211 million and euro 216 million for the years ended December 31, 2000, 2001 and 2002, respectively. Future rental payments for the years 2003 through 2007 are estimated to be euro 224 million, euro 229 million, euro 234 million, euro 239 million and euro 244 million, respectively.

(18)   FINANCIAL INCOME AND EXPENSES

Financial income for the years ended December 31, 2000, 2001 and 2002 was as follows:

	2000	2001	2002

	(millions of euro)
Interest income	90	104	100
Foreign exchange differences	38	68	152
Other	22	35	34

Total	150	207	286

Financial expense for the years ended December 31, 2000, 2001 and 2002 was as follows:

	2000	2001	2002

	(millions of euro)
Interest and other charges on bonds	385	390	418
Interest and other charges on loans from banks and other financial institutions	198	413	510
Interest on short term debt from banks and other financial institutions	101	376	200
Foreign exchange differences	54	57	159
Other	60	81	177

Total	798	1,317	1,464

Net financial expense increased by euro 68 million over the previous year due mainly to the growth in average net financial debt. The impact of higher average debt with respect to 2001 was partially offset by the decline in interest rates, which the Group was able to take advantage of due to the debt management policies implemented.

(19)   EXTRAORDINARY INCOME AND EXPENSES

Extraordinary income in 2002 included:

•	gains on the disposal of Eurogen for euro 2,313 million (see Note 1);

•	gains on the disposal of the distribution networks in the municipalities of Milan and Verona for euro 459 million (see Note 1);

•	euro 64 million adjustment on previous years’ income taxes resulting primarily from the definition of the appropriate tax rules applicable to certain capital gains;

•	interconnection fee adjustments and other items relating to WIND amounting to euro 46 million;

•	adjustments and extraordinary gains amounting to euro 34 million recorded by the Viesgo Group; and

•	other extraordinary gains amounting to euro 88 million.

These extraordinary income items were offset in part by:

•	a write-down of euro 1,511 million to reflect the impairment in the value of the goodwill relating to WIND, based on the outlook for the telecommunications sector and the downwards revision of growth expectations (see Note 7);

•	early retirement incentives to personnel for euro 291 million;

•	a write-down of euro 94 million in the value of a discontinued geothermal plant (see Note 6);

•	adjustments, write-downs and items of various nature relating to WIND amounting to euro 92 million;

•	a write-down of euro 58 million in the value of generation plants to be decommissioned in view of their conversion to combined-cycle technology (see Note 6);

•	a write-down of euro 49 million in the value of parts of plants destined to international projects in the engineering and contracting sector which, in view of the adverse economic situation in the area in which such projects were based (South America), are no longer expected to be carried on;

•	adjustments and accruals recorded by Viesgo, amounting to euro 39 million;

•	an adjustment of euro 41 million in the unamortized cost paid upon the suppression of the electricity industry pension fund following a reduction in personnel; and

•	other extraordinary losses amounting to euro 93 million.

The net extraordinary income net of tax effect amounts to euro 1,067 million, reflecting different tax rates applicable to the single components of net extraordinary income.

Extraordinary income in 2001 included:

•	gains on the sale of Elettrogen for euro 1,900 million;

•	gains on the sales of generation plants located in the Valle d’Aosta (Geval) and of 49% of distribution activities in the Region (Deval) amounting to euro 444 million;

•	gains on the disposal of assets primarily represented by the distribution networks in the municipalities of Rome and Turin for euro 391 million;

•	other gains on the disposal of assets amounting to euro 87 million;

•	the recording of euro 501 million relating to electricity supplied at the end of 2000; such recognition was not possible according to the accounting and billing method previously used;

•	settlement of contributions from the Electricity Equalization Fund relating to previous years amounting to euro 40 million; and

•	other extraordinary gains amounting to euro 81 million.

These extraordinary income items were offset in part by:

•	A write-down of euro 443 million to reflect the early disposal of analog meters currently in use due to their replacement with electronic meters in the context of the “digital meter” project;

•	A write-down of euro 224 million in the value of plant and accrual of expected costs for the disposal of fixed assets as a result of the conversion of part of generating plants to combined cycle gas turbine technology;

•	early retirement incentives to personnel for euro 190 million;

•	charges connected with the business integration between WIND and Infostrada amounting to euro 125 million;

•	capital losses on disposal of assets and other extraordinary write-downs amounting to euro 76 million; and

•	other extraordinary losses amounting to euro 68 million.

Net extraordinary income net of the tax effect amounts to euro 2,078 million.

Extraordinary income in 2000 primarily included:

•	The collection of euro 160 million following the settlement of litigation on the reimbursement of certain previously incurred nuclear charges;

•	The collection of euro 60 million relating to the settlement of certain claims arising from the Vajont disaster litigation. After several years of negotiations, a final agreement was reached in July 2000 between the Italian State, the Company and Montedison, the parties responsible for damages caused by the Vajont dam catastrophe, to settle all outstanding claims;

•	Capital gains on the disposal of assets (primarily represented by the distribution networks in the towns of Parma and Trieste) for euro 70 million; and

•	The recovery of previous years’ taxes amounting to euro 57 million.

These extraordinary income items were offset in part by:

•	Early retirement incentives offered to personnel for euro 102 million; and

•	Accrued costs of euro 78 million related to the incentive program for personnel, recorded in the year to which the incentive refers.

(20)   INCOME TAXES

The provisions for income taxes for the years ended December 31, 2000, 2001 and 2002, were as follows:

	2000	2001	2002

	(millions of euro)
Current	872	1,655	562
Deferred	925	(317)	357
Adjustments made to deferred and prepaid taxes in accordance with new corporate tax rates	(148)	—	(38)
Tax incentives on capital expenditure	—	(86)	(213)
Release of deferred tax provision following the releasing of accelerated depreciation reserves	—	(603)	(60)

Total	1,649	649	608

The difference between the statutory and effective tax rate for the years ended December 31, 2000, 2001 and 2002 is due to the following factors:

	2000	2001	2002

	(millions of euro)
Combined statutory tax rate	48.0%	47.0%	47.0%
Adjustments made to deferred and prepaid taxes in accordance with new corporate tax rates	(6.0)	—	(1.6)
Release of deferred tax provision following the releasing of accelerated depreciation reserves	—	(13.1)	(2.5)
Capital gains subject to 19% substitute tax and release of excess deferred taxes of companies sold	—	(19.8)	(37.1)
Adjustments of deferred tax assets and other impacts relating to WIND	—	—	23.2
Tax incentives on capital expenditure	—	(1.8)	(9.0)
Impact due to corporate operations in the gas sector	—	—	5.0
Permanent differences and other	1.0	1.8	0.6

Effective tax rate	43.0%	14.1%	25.6%

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets have also been calculated on loss carry-forwards for tax purposes to the extent of the amount reasonably expected to be recovered in the future.

Income taxes for 2001 benefited from the reversal of a euro 603 million surplus in the deferred tax provision accrued on the reserves for accelerated depreciation up to December 31, 2000. Such reserves were released from corporate tax (IRPEG) in 2001 after the recognition of a 19% substitute tax, as permitted by the 2002 Budget Law issued at the end of 2001 and required to be reflected in 2001 financial statements. The reversal in the deferred tax provision represented the difference between deferred taxes accrued in accordance with ordinary corporate tax rates and the substitute tax payable. Reserves for accelerated depreciation accrued in 2001 and 2002 were partly released in 2002; the related reversal of the excess in the deferred tax provision amounts to euro 60 million.

The two financial years benefited from the taxation of large capital gains (euro 2,772 million in 2002 and euro 2,755 million in 2001) at a 19% substitute tax rate instead of the ordinary corporate tax rate, in addition to the further benefit consisting of the reversal of the surplus in deferred tax provisions accrued at the ordinary corporate tax rate on the temporary differences related to the assets and businesses sold during the year. Benefits deriving from tax incentives on capital expenditure (Tremonti-bis Law) for 2002 amounted to euro 213 million, against euro 86 million in 2001.

Deferred tax assets, recognized by WIND in 2001 and 2002, on the tax loss carry-forward for each of these years amounted to euro 350 million and euro 265 million, respectively. In 2002, following the definition of a new business plan, deferred tax assets amounting to euro 269 million were deemed no longer recoverable and were consequently written down.

Significant components of net deferred income tax liabilities at December 31, 2001 and 2002 as follows:

	2001	2002

	(millions of euro)
Deferred income tax liabilities:
Accelerated depreciation	(2,067)	(2,077)
Other	(513)	(1,027)
Deferred income tax assets:
Loss carry-forward	655	696
Accruals and reserves	706	973

Net deferred income tax liabilities	(1,219)	(1,435)

At December 31, 2002, income taxes for all fiscal years prior to 1997 have been settled by the Company with the Italian tax authorities.

(21)   COMMITMENTS AND CONTINGENCIES

Financial Derivatives

The Company, in connection with the generation of electricity, purchases fuel power in the international oil and natural gas market and also purchases electricity from outside of Italy. The Company is therefore subject to exposure to foreign exchange rates and commodity price risks.

Considering its medium and long-term debt positions, the Company is also subject to interest rate risk.

Derivative instruments are utilized by the Company to reduce these risks.

Notional Amounts and Credit Exposures of Derivatives

The notional value of a derivative is the contractual amount on the basis of which the differentials are exchanged; this amount can be expressed either on a value basis or on a physical quantities basis (such as tons). The amounts expressed in currencies different from euro are converted into euro by applying the exchange rate at year-end.

The notional amounts of derivatives summarized below do not represent amounts exchanged by the parties and, thus, are not a measure of the credit exposure of the Company.

Although the Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, given the high credit standing of the counterparties, the Company does not expect any failure in meeting their obligations.

Interest Rate Risk Management

The Company enters into various types of interest rate contracts in managing its interest rate risk. The financial instruments utilized as of December 31, 2001 and 2002 were as follows:

	2001	2002

	Notional amount

	(millions of euro)
Interest rate swaps	4,096	7,697
Interest rate collars	207	857
Swaptions	—	50
Forward Rate Agreements	—	100

Total	4,303	8,704

The Company enters into interest rate derivatives, particularly interest rate swaps, with the purpose of decreasing the amount of debt subject to interest rate fluctuations and to lower funding costs. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed notional principal amount and agreed fixed or floating interest rates.

Forward rate agreements are generally used by the Company to offset changes in the rates of short-term debt and the current maturity of long-term floating-rate debt. Forward rate agreements settle in cash at a specified future date based on the differential between agreed interest rates applied to a notional amount.

The Company also enters into interest rate collar contracts to reduce the potential impact of increases in interest rates on floating-rate long-term debt. These agreements are normally entered into when the fixed rate available under interest rate swaps are considered too high with respect to the Company’s view about the level of future interest rates. Moreover, the use of interest rate collars is deemed appropriate under uncertainty periods, in order to benefit from a possible decline in interest rates. The Company normally uses zero-cost collars that do not require payment of an option premium.

Swaptions provide the holder with the right to enter into an interest rate swap in the future. The Company generally buys the right to pay a fixed rate or sells the right to receive a fixed rate should the option be exercised, in order to eventually lock in a fixed rate hedging transaction at a rate lower than the actual level.

Foreign Exchange Rate Risk Management

The Company enters into various types of foreign exchange contracts in managing its foreign exchange risk. The foreign exchange contracts utilized as of December 31, 2001 and 2002, were as follows:

	2001	2002

	Notional amount

	(millions of euro)
Forward exchange contracts	280	671
Options	80	254
Forward exchange contracts relating to Commodity hedging	1,284	1,618

Total	1,644	2,543

At December 31, 2002, the Company had euro/dollar forward exchange contracts outstanding with an aggregate notional amount of euro 2,543 million, of which 1,618 focused on the hedging of foreign exchange risk arising from the time lag related to the fuel cost reimbursement mechanism. At December 31, 2002, the Company also had euro/dollar forward exchange contracts outstanding with an aggregate notional amount of euro 1,552 million, focused on the hedging of foreign exchange risk arising from debt issued in currencies other than euro under the Commercial Paper Program, and on the hedging of specific cash flows.

The Company uses forward exchange contracts and currency options primarily to hedge expenses denominated in foreign currencies. The accounts payable in currencies other than euro are denominated mainly in U.S. dollars and Swiss francs. Both buy and sell amounts of such contracts are indicated at the notional value. Currency options, traded in the over-the-counter market, provide the Company with the right or the obligation to buy or sell agreed amounts of currency at a specified exchange rate at the end of a specified period, never exceeding one year. Generally, the maturity of the Company’s forward exchange contracts also does not exceed one year.

Commodity Risk Management

At the end of 1999, the Company established a new company, Enel Trade (formerly Enel F.T.L. — Fuel Trading and Logistics) with the purpose of providing fuel to the individual generation companies and gas to the sale and distribution companies within the ENEL Group, to manage the Company’s risk in the oil market and to develop fuel trading activities on the international markets. Enel Trade started operations on June 1, 2000.

In 2000, due to the significant volatility in the currency and commodity market, and taking into consideration the next phase of the Energy Market that could discontinue the Equalization Fund mechanism (under Decree 70/1997), the Company adopted a systematic approach to cover commodity pricing and currency risk linked to the time lag present in the reimbursement mechanism.

Since 2000, Enel Trade has entered into derivative contracts on commodities to fix part of the margin between the costs and contribution received from the Authority under the Equalization Fund mechanism.

The Company does not enter into commodity derivatives for speculative trading purposes.

The Company has entered into different transactions with the intent to align revenues and costs through the management of oil price risk in the international market. The derivative instruments are based on benchmark indexes (for example, IPE Brent, NYMEX, WTI) that are considered the most appropriate instruments to hedge the oil index used and to fix the price for fuel supplies. Any variation in the portfolio value of the derivative contracts is offset by a corresponding variation of the market value in the portfolio of the physical contracts, except for a minor risk arising from the misalignment between the price index of the oil supplies and the benchmark.

Under the commodity swap contracts, the Company establishes with a counterparty the exchange, estimated on a specific pricing period basis, of the difference between the average of an index and the predetermined fixed quantity value.

For futures contracts, the Company purchases (sells) standardized contracts on the IPE – International Petroleum Exchange and the NYMEX – New York Mercantile Exchange. These contracts are subject to the daily payment of the margins and, therefore, no credit default risk exists.

At December 31, 2002, the notional value of open contracts was as follows:

•	Futures: euro 354 million or 12,752 contracts;

•	Swaps on petroleum indexes: euro 268 million or 2,062,518 tons; and;

•	Swaps on gas transmission fee: 1 billion cubic meters per year.

At December 31, 2002, the fair value of these contracts was positive by euro 21 million.

Purchase Commitments

The Company has entered into various fuel supply contracts primarily for the purchase of fuel oil and natural gas. The Company expects that its expenditures related to these commitments will approximate an aggregate of euro 11,107 million for the period from January 1, 2003 through December 31, 2007. The Company also has unconditional purchase obligations for electric power. The Company expects that its expenditures related to these commitments will approximate euro 2,875 million for the period from January 1, 2003 through December 31, 2007.

Insurance

The Company maintains third-party insurance to cover property liabilities, and other risks in the normal course of business in amounts that the Company’s management believes are adequate to cover the risks involved. In addition, the Company maintains casualty and liability insurance against risks of its business to the extent management considers appropriate. The level of this insurance is generally in line with that maintained by other companies in the same industry.

Litigation

The Company is a defendant in a number of legal proceedings incidental to the generation, transmission and distribution of electricity. Because of the nature of these proceedings, it is not possible to predict the ultimate outcome of certain of these matters, some of which may be unfavorable to the Company. However, the Company does not expect the outcome of such proceedings, either individually or in the aggregate, to have a material adverse effect upon its financial position or results of operations. However, provisions are made in the accompanying consolidated financial statements for all significant liabilities that are expected to materialize.

A number of disputes are pending in relation to urban planning, landscape and environmental matters linked to the construction and operation of several generating plants and power lines. The examination of such disputes, also on the basis of legal advice, leads the Company to believe that unfavorable outcomes would be a remote possibility. While the possibility is remote, the risk that a limited number of cases might have unfavorable outcomes cannot be ruled out, and whose consequences could entail, in addition to the payment of damages. At the present time, such charges are not predictable and therefore, the Company has not accrued any liabilities for these disputes.

Environmental litigation and contingencies

The Company has exposure for environmental contingencies as a result of the installation and operation of electrical equipment. The most important environmental issues are those relating to the effect of exposure to electric and magnetic fields generated by the equipment installed.

Notwithstanding the fact that the relevant infrastructure is, in the opinion of Company management, in compliance with applicable laws, Enel Distribuzione and TERNA are currently defendants in numerous pending proceedings relating to the electromagnetic fields created by transmission and distribution lines and in some pending proceedings relating to electromagnetic energy emanating from substations. In most of the proceedings, the plaintiffs seek the relocation or removal of lines or substations that are near to inhabited or occupied residential or office buildings. In a limited number of proceedings, the plaintiffs also seek damages based on alleged non-compliance with regulations setting maximum exposure levels or minimum distance requirements for lines and substations or on the alleged health effects of exposure to electromagnetic fields.

Alleged damage as a result of exposure to electromagnetic fields created by the Company’s transmission and distribution lines has also been the subject of certain criminal proceedings. In June 1999, the criminal court of Rimini determined a fine for symbolic damages of approximately Euro 1,000 in one proceeding and transferred the case to the civil court for the quantification of the physical damage to the individual plaintiff. The Company has appealed the decision.

In October 2000, the public prosecutor for the city of Turin initiated an investigation against a manager and the chief executive officer of TERNA, as well as the former chairman of the Company’s board, based on alleged harmful effects in connection with certain instances of diseases that had occurred in the province of Piedmont.

In the cases described above, the transmission and distribution lines in question are in compliance with all applicable laws. Moreover, the Company’s management believe that certain of such proceedings have become moot as a result of a new law, enacted in March 2001, which replaced previous legislation on electromagnetic fields and introduced measures for the restructuring of the Italian electricity grid. In any event, if the outcome of the above civil cases is unfavorable to the Company, the potential liability would be limited mainly to damages, to the extent the plaintiffs are able to satisfy their burden of proof by demonstrating a causal connection between electromagnetic fields and the alleged damage.

(22)   RELATED PARTY TRANSACTIONS

As the entity primarily responsible for electricity generation, transmission and distribution in Italy, the Company provides services to many other state-owned entities. The rates earned are comparable to the tariff rates charged to similar commercial organizations.

Under the current regulatory framework, the Company enters into certain transactions with the Gestore della Rete (which is wholly owned by the Treasury Ministry, the Company’s majority shareholder). Prices and fees paid to or received from the Gestore della Rete in connection with these transactions are determined by the Energy Authority. The Generation and Energy Management segment sells all the electricity produced under the CIP 6 regime to the Gestore della Rete. The revenues produced from these sales represented approximately 3% of total ENEL Group revenues in 2002 (2% in 2001). Moreover, the generation companies pay to the Gestore della Rete the additional access fee to the National Transmission System, due on the hydroelectric and geothermal production from plants not falling under the CIP 6 regime. The amount of these transactions represents approximately 2% of total operating expenses in 2002 and 2001. The Transmission segment earns revenue from a fee per kWh transported that distributors and suppliers pay to the Company through the Gestore della Rete. The revenues relating to these fees represented approximately 2% of total Group revenues in 2002 (3% in 2001). The Sales, Infrastructure and Networks segment purchases electricity from the Gestore della Rete and pays to the same fees for the use of the national transmission network. The expenses relating to these prices and fees represented approximately 10% of total operating expenses in 2002 (19% in 2001).

The Company purchases fuel for generation and gas for distribution from Eni, an Italian oil and gas company in which the Treasury Ministry has an ownership interest. Total purchases from Eni were approximately 7% of total operating expenses in 2002, 10% in 2001 and 7% in 2000.

Total purchases from state-owned companies were approximately 10%, 12% and 20% of total operating expenses for each of the three years ended December 31, 2002.

Until December 31, 2001, certain tariff components were remitted to and managed by the Cassa Conguaglio per il Settore Elettrico, or Equalization Fund, a public entity charged with redistributing such revenues to the electricity companies entitled to receive them. Effective January 1, 2002, these components, mainly related to the recovery of the fuel cost and to incentives on generation from renewable sources, are included in the sale price of electricity applicable for the generation companies. Equalization Fund contributions recognized in 2002 primarily represent the recovery of incentives arising from past years’ production from renewable sources. As the activity of the Equalization Fund is limited to the redistribution of certain tariff components among the operators of the electricity market, the Company does not believe such transactions fall under the definition of transactions with “Related Parties”.

(23)    DIFFERENCES BETWEEN ITALIAN GAAP AND U.S. GAAP

The consolidated financial statements are prepared in accordance with Italian GAAP, as described in Note 2, which differs in certain respects from U.S. GAAP. The significant differences are as follows:

Fixed Assets and Related Depreciation

In accordance with various Italian laws, certain utility plant balances have been restated. Under U.S. GAAP, such restatements are not permitted. In 2000, the Company initiated a plan to replace the existing meters with others based on digital technology. As a consequence, a one time write down was made in 2001 for Italian GAAP but not for U.S. GAAP purposes, and our estimate regarding their remaining useful life was revised. Additionally, due to the above, differences in gains or losses on disposal of fixed assets arise between Italian and U.S. GAAP.

The reconciliations below include adjustments to eliminate the restatements, and related accumulated depreciation, to reflect the effect of the recomputation of depreciation expense on a historical U.S. GAAP cost basis, to adjust for the one time write-down made under Italian GAAP and to recognize gains or losses on asset disposals in accordance with U.S. GAAP. The effect on net income and basic earnings per share of the change in estimates of the useful life of certain assets amounts to euro 56 million and euro 0.01 per share, euro 74 million and euro 0.01 per share and euro 51 million and euro 0.01 per share for the years ended December 31, 2000, 2001 and 2002, respectively.

Capitalized Interest and Related Depreciation

Under U.S. GAAP, interest is capitalized as part of the cost of constructing an asset in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”. Under Italian GAAP, interest capitalization is permitted, but not required. For Italian purposes, the Company has not capitalized any interest since December 31, 1988. The reconciliation below includes adjustments to reflect the capitalization of interest on assets, to the extent those assets qualify for interest capitalization in accordance with SFAS No. 34, and the related effect on depreciation.

Customer connection fees

As described in Note 2, the Company changed the period of recognition of fees charged to Non-Eligible Customers for connection to the electricity network, from deferring and amortizing the effect of the fees over 20 years, to recording the effect of the fees in income in the year of assessment. For U.S. GAAP purposes, these fees continue to be deferred over a 20 year period.

Unbilled Revenues

Until December 31, 2000, the Company recorded revenues for electric services rendered when the electric meter was read or when a customer was billed based on estimated consumption. Revenues for the supply of electricity provided after the last meter reading prior to year-end, as well as differences between estimated and actual consumption, were recognized in the subsequent period when billed. Under U.S. GAAP, revenues are recorded for all services provided through the end of the accounting period. The reconciliation presented for 2000 includes an adjustment to recognize the net impact on revenues for all services provided during the fiscal period, even if amounts were not billed at the period end. Following the new tariff rules, effective January 1, 2001, revenues under Italian GAAP reflect the estimated amounts of electricity supplied after the last meter reading prior to year end. At December 31, 2001, the difference between Italian GAAP and U.S. GAAP no longer exists. Previous years’ adjustments were reversed in 2001 in the reconciliation presented below.

Pension and Employee Termination Accounting

As discussed in Note 2, the Company grants certain pension and other benefits to its employees, as required by Italian law and under labor contracts. In particular, the Company’s Italian employees are covered by a plan required under Italian law and labor contracts which grants a termination indemnity based on compensation and years of service. For Italian GAAP purposes, the Company accrues the amount due to each employee as of the respective year-end, based on such factors and dates. In addition, the Company is required, by agreements with Italian trade unions, to provide certain additional employee termination benefits. The reserve for these termination benefits is accrued as a liability at the end of each year and accordingly is not actuarially computed.

SFAS No.87, “Employers’ Accounting for Pensions”, requires the provision for pension and other benefits to be recognized over the employees’ employment period based on actuarially determined calculations. Additionally, in determining the employee termination liability for U.S. GAAP purposes, the Company has applied Approach 2 of Emerging Issues Task Force (“EITF”) No. 88-1. Under this approach, the actuarial present value of the vested benefit obligation the employee is entitled to at separation is based on the employee’s expected date of separation or retirement. The reconciliations below include adjustments to recognize the pension and other benefits in accordance with SFAS No. 87 and EITF No. 88-1.

Additionally, SFAS 87 requires the recognition of an additional minimum liability if the unfunded accumulated benefit obligation exceeds the accrued pension liability. If an additional minimum pension liability is recognized an equal amount is recognized as an intangible asset to the extent of unrecognized prior service cost. Any remaining excess is reported as other comprehensive income.

Other Postretirement Benefits Accounting

As discussed in Note 2, the Company grants certain postretirement benefits to its employees, mainly relating to a reduction in electricity tariffs and contributions to certain employee programs that provide medical benefits. The related costs are expensed as incurred under Italian GAAP.

SFAS No. 106, “Accounting for Postretirement Benefits Other then Pensions”, requires the provision for various employee benefit arrangements to be recognized over the employees’ employment period based on actuarially determined calculations. The reconciliation presented below includes adjustments to recognize the other postretirement benefits in accordance with SFAS No. 106.

Derivatives

The Company enters into derivatives for general and specific hedging purposes. The general hedges are not designated against specific transactions. Under U.S. GAAP, derivatives that are not designated to hedge specific transactions are accounted for at market value with gains and losses being recognized currently in the statements of income. Specific hedges are accounted for as hedges if they meet the qualifying criteria for hedge accounting. The ineffective portion of effective hedge relationships is recorded in earnings when required by U.S. GAAP. The total ineffectiveness recorded in earnings during the year ended December 31, 2002 amounts to euro 0.7 million.

Additionally, in connection with the preliminary agreement signed by the Company in October 2000 to acquire Infostrada, the Company also entered into derivative instruments to manage its exposure to the variable price adjustment mechanism in the preliminary agreement. For Italian GAAP purposes, the settlement of the derivative instruments was considered a component of the purchase price of Infostrada, while U.S. GAAP does not allow hedge accounting for instruments intended to hedge the purchase price of a business combination. Therefore, the loss of euro 250 million from these instruments was recorded in 2001 as a loss in the statements of income under U.S. GAAP rather than as a part of the purchase price.

The reconciliation below includes adjustments to reflect the derivatives described above at their estimated market value in the consolidated statements of income, or in other comprehensive income, as appropriate.

Effect of U.S. GAAP adjustments on WIND Equity

As discussed in Note 2, up to December 31, 2000, the investment in WIND under Italian GAAP was accounted for under the equity method. Certain differences between Italian GAAP and U.S. GAAP existed in the accounts of WIND, primarily related to start-up and advertising costs, which are required to be expensed as incurred for U.S. GAAP purposes. The reconciliations below include for the year 2000 an adjustment to recognize the Company’s investment in WIND on a U.S. GAAP basis.

Starting January 1, 2001, WIND has been consolidated on a line by line basis and the related adjustments are reported in separate lines in the reconciliations below.

Advertising costs

Under Italian GAAP, certain advertising costs may be capitalized if certain conditions are met and are then amortized over 5 years by the Company. Under U.S. GAAP advertising costs are expensed as incurred.

Start-up costs

Under Italian GAAP, the Company capitalizes and amortizes start-up costs over 5 years. Under U.S. GAAP start-up costs are expensed as incurred.

Internal use software

For Italian GAAP, software development costs may be capitalized if certain conditions are met. For U.S. GAAP purposes, software development costs can be divided into three categories: costs incurred in a preliminary phase (strategic decisions, systems and performance requirements, vendors selection, general conceptual framework, preliminary studies and planning), development and implementation costs, and training and on-going maintenance costs. Under U.S. GAAP costs related to the preliminary phase and costs related to training and on-going maintenance are expensed as incurred. In determining the amounts to be charged to the income statement, management of the Company makes estimates in terms of percentages of total costs capitalized for software projects.

Additionally, under Italian GAAP, the Company accrues for costs expected to be incurred regarding the adaptation of software applications. Under U.S. GAAP these costs are expensed as incurred.

Reorganizations under common control

Under U.S. GAAP, acquisitions within a group of commonly controlled companies are accounted for as a reorganization of entities under common control in a similar manner to a ‘pooling of interests’. Accordingly, assets and liabilities acquired are recorded at historical cost with no goodwill or other adjustments to the historical carrying value of the assets acquired or liabilities assumed arising. U.S. GAAP requires the elimination of goodwill and other purchase price allocation adjustments arising on consolidation of companies acquired under common control together with the related amortization.

FS (Italian State Railways) Right of Way

In the consolidated financial statements of the Company, under Italian GAAP, the total consideration payable to the Italian State Railways for the rights of way over the FS rail network is recorded as an intangible asset and residual payments (13 installments over the period 1999 to 2011) are recorded at face value as liabilities;

the intangible asset is amortized over its estimated useful life. For U.S. GAAP purposes, the intangible asset is adjusted to the present value of amounts to be paid for liabilities incurred. Amortization is charged on the adjusted cost of the intangible asset and the discount to present value of the gross amounts to be paid is charged to interest expense using the effective interest rate method over the repayment period.

Sundry differences regarding telecommunications activities

The item includes several differences regarding telecommunications activities between Italian GAAP and U.S. GAAP, mainly related to customer acquisition costs and activation fees.

Goodwill and intangible assets

Under Italian GAAP, intangible assets, including goodwill, are amortized over a period deemed to be representative of the expected useful life of the assets.

Under U.S. GAAP, the Company has adopted Statement of Financial Accounting Standards No. 141 Business Combinations (SFAS 141) which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 prohibits the amortization of all goodwill and intangible assets with indefinite useful lives, and also requires that goodwill included in the carrying value of equity method investments no longer be amortized. Intangible assets that have finite useful lives continue to be amortized over their useful lives.

SFAS 142 requires that goodwill and intangible assets with indefinite useful lives be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is tested for impairment using the prescribed two-step process. The first step screens for potential impairment by comparing the fair value of the reporting units to their carrying values. If the fair value of a reporting unit is less than its carrying value, the second step measures the amount of impairment by comparing the fair value of the reporting unit to the fair value of the recognized and unrecognized assets and liabilities. In accordance with the requirements of SFAS 142, the Company performed the initial impairment test of goodwill as of January 1, 2002. Based on that test, no impairment was recorded at January 1, 2002 and accordingly there was no cumulative effect of this change in accounting principle.

Under SFAS 142, the Company estimates fair value for its reporting units using a present value technique with the objective of measuring fair value and incorporates estimated discounted future cash flow assumptions that marketplace participants would use in their estimates of fair value. The annual impairment test of the telecommunications reporting unit was done as of June 30, 2002, considering the outlook of the telecommunications sector and the downwards revision of growth expectations for the segment. The telecommunications reporting unit was evaluated on a stand alone basis, without considering the weighted average cost of capital benefits resulting from being part of the Enel Group. As a result of its annual impairment test performed on the telecommunications reporting unit, the Company recognized a goodwill impairment charge of euro 2,336 million. Based on the impairment tests performed during the year on the other reporting units, no additional goodwill impairment charges were recognized.

There are also differences between Italian GAAP and U.S. GAAP in the application of the purchase method of accounting which results in different allocations of the purchase price, in particular the allocation of fair values to intangible assets and the resulting goodwill.

The differences in accounting for goodwill between US and Italian GAAP described above results in differences between net income and shareholders’ equity presented under U.S. GAAP and Italian GAAP. In 2002 under Italian GAAP, and as described in Note 7, the Company recorded a goodwill impairment charge of euro 1,511 million relating to the telecommunications business and goodwill amortization for the Group of euro 595 million. Under U.S. GAAP, there was an additional impairment charge relating to the telecommunications reporting unit goodwill of euro 825 million, and goodwill is no longer amortized under U.S. GAAP.

The carrying values of goodwill under U.S. GAAP for the segments are as follows:

		Generation and
(millions of euro)	Telecommunications	Energy Management	Total

Balance as of January 1, 2002	7,694	163	7,857
Goodwill acquired during year	—	757	757
Impairment losses	(2,336)	—	(2,336)
Balance as of December 31, 2002	5,358	920	6,278

No goodwill has been allocated to any other segment.

On March 29, 2001, the Company acquired from Vodafone Airtouch Plc 100% of the voting stock of Infostrada, a fixed-line telecommunications and Italian internet operator, for euro 7.6 billion, including certain ancillary costs. Infostrada was merged into WIND effective January 1, 2002. Under Italian GAAP, the acquisition was accounted for as a purchase. Under U.S. GAAP, the acquisition was accounted for under the purchase method, as prescribed by APB 16, which results in certain differences in the purchase price allocation in the determination of the amount of resulting goodwill.

The Company allocated the purchase price to the assets acquired and liabilities assumed based on their fair values and calculated the goodwill under U.S. GAAP. The table below shows a reconciliation of goodwill at the acquisition date between Italian GAAP and U.S. GAAP.

(in million of euros)
Goodwill under Italian GAAP	7,631
Hedge cost (see footnote on derivatives)	(250)
Infostrada U.S. GAAP adjustments	165

Goodwill under U.S. GAAP	7,546

Until December 31, 2001 the goodwill was amortized over its expected useful life, which in the case of Infostrada was 15 years for both U.S. GAAP and Italian GAAP, prior to the adoption of FASB 142.
The difference in goodwill resulting from the purchase price allocation has been considered in the FASB 142 impairment test and is reflected in the reconciliation lines related to goodwill amortization and impairment.

The following table presents net income and earnings per share for the years ended December 31, 2000 and 2001 adjusted to exclude the amortization of goodwill in accordance with SFAS 142:

	Year ended December 31

(millions of euro, except per share data)	2000	2001

Reported net income as adjusted for U.S. GAAP	1,841	3,688
Add back goodwill amortization, net of tax	5	284
Pro-forma net income as adjusted for U.S. GAAP, after amortization add-back	1,846	3,972
Basic earnings per share:
Reported net income, adjusted for U.S. GAAP	0.30	0.61
Goodwill (net of minority interest)	—	0.05
Pro-forma basic earnings per share as adjusted for U.S. GAAP, after amortization add-back	0.30	0.66

Camuzzi purchase price allocation

In connection with the Camuzzi acquisition in 2002, under Italian GAAP goodwill of euro 597 million was recorded. Of this goodwill, an amount euro 566 million is being amortized over 15 years and euro 31 million is being amortized over 9 years. Under U.S. GAAP the Company recorded a customer relationship intangible of euro 566 million which is being amortized over 15 years and a license valued at euro 66 million which is being amortized over 9 years. The different allocation under Italian and U.S. GAAP results in additional amortization under U.S. GAAP of euro 4 million in 2002.

Restructuring Reserve

The Italian GAAP financial statements reflect accruals for future anticipated restructuring charges. U.S. GAAP requires that certain conditions must be met before a restructuring accrual can be recorded. Since these conditions have not been met, the reconciliations below reflect adjustments for the difference in the timing of the recording of accruals.

Italian Pension System Obligation

As discussed in Note 7, the Company was required to pay extraordinary contributions to the Italian national pension system in the three year period 2000-2002. U.S. GAAP requires the recognition of the required contribution as net pension cost for the period and recognition as a liability of any contributions due and unpaid, while Italian GAAP allows these amounts to be expensed over a 20-year period. The reconciliations presented below include an adjustment to recognize the expense in accordance with U.S. GAAP.

Investments in Equity Securities

The Company has an investment in the equity securities of Echelon Corporation. For Italian GAAP purposes, the investment is accounted for under the cost method, with adjustments to earnings in order to reflect declines in value judged to be other than temporary. For U.S. GAAP purposes, the securities are accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, classified as available-for-sale and are carried at their fair market value with the unrealized holding gains and losses reflected under “Other comprehensive income” in shareholders’ equity. Realized gains and losses, dividends and declines in value judged to be other than temporary are included in income. The reconciliations below include an adjustment to recognize the investment in accordance with SFAS No. 115. At December 31, 2002 and 2001 the investment has the same carrying amount for both Italian and U.S. GAAP.

Current and deferred taxes

The Company records deferred taxes in accordance with Italian Accounting Standard No. 25, which is substantially consistent with U.S. GAAP, as set forth in SFAS No. 109, “Accounting for Income Taxes.” For Italian GAAP purposes, the Company is not required to recognize deferred taxes on capital reserves if they are not expected to be distributed and the Company has not provided deferred taxes for the Legal Reserves, Law 292/93, Reserves or other reserves. For Italian GAAP purposes, the tax effect will be recognized when these amounts are distributed to the shareholders. For U.S. GAAP purposes, these taxes are required to be recognized since certain criteria have been met. The reconciliation below includes the adjustments to recognize income taxes in accordance with SFAS No. 109.

Additional adjustments to income taxes are also set forth in the reconciliation below to reflect the impact on deferred taxes related to the other Italian GAAP – U.S. GAAP differences described above.

The benefit of investment tax credits, including the Tremonti-bis law incentive, is recognized as a reduction of income tax expense in the year in which the credit is claimed for tax purposes.

Classification differences

In addition to recognition and measurement differences there are a number of classification differences between Italian GAAP and U.S. GAAP. The main classification differences are:

Extraordinary Income and Expenses

As discussed in Note 2, items are recorded as extraordinary under Italian GAAP if they meet certain criteria. U.S. GAAP requires more stringent conditions for the classification of extraordinary item by also requiring the underlying event or transaction to clearly possess a high degree of abnormality and be of a type that would not reasonably be expected to recur in the foreseeable future, taking into account the environment in which the event occurs. Items recorded by the Company as extraordinary in the years presented herein for Italian GAAP would not qualify as extraordinary under U.S. GAAP. Such items have been reclassified to the appropriate income statement captions as determined by U.S. GAAP, and consequently have been included in the determination of operating income contained in the condensed consolidated statements of income presented in Note 24.

Consolidation of WIND

At the end of July 2000, the Company acquired additional shares in WIND as a result of a settlement agreement with France Telecom and Deutsche Telekom. In association with the settlement agreement, a new shareholders’ agreement was signed between ENEL and France Telecom, which eliminated certain management and control restrictions previously imposed on the Company. In 2000, for U.S. GAAP purposes, WIND was consolidated starting August 1, 2000, while the investment was presented under the equity method for Italian GAAP purposes, due to the existence of control restrictions for the majority of the year. Therefore, in the condensed consolidated financial statements for the year ended December 31, 2000 presented in Note 24, WIND is accounted for under the equity method for the first seven months of the year and consolidated for the last five months.

Cash Flow Statements

Under Italian GAAP, the Company determines net cash flow from operating activities by the indirect method, starting from income before minority interests. Under U.S. GAAP net cash flow from operating activities is presented starting from net income.

Additionally, under Italian GAAP, extraordinary contributions to pension funds and the payment of substitute tax on the release of reserves are treated as cash flows from financing activities, while under U.S. GAAP they are classified as cash flows from operating activities.

Summarized cash flows determined in accordance with U.S. GAAP are presented below:

	2000	2001	2002	2002

				(million of US
	(millions of euro)			dollars)
Net cash provided by operating activities	4,937	5,554	3,815	4,000
Net cash used in investing activities	(3,468)	(8,707)	(4,241)	4,447
Net cash (used) provided in financing activities	(1,509)	3,249	239	250

Recently issued accounting standards

In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations.” The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The liability is changed at the end of each period to reflect the passage of time (i.e. accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. SFAS 143 is effective for the Company’s fiscal year commencing January 1, 2003. The Company expects the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

In October 2001 the FASB issued SFAS No. 144 “Accounting for Impairment or Disposal of Long Lived Assets”, that supersedes SFAS No. 121. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30 for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity, and which components will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144, effective January 1, 2002, did not have a material impact on the Company consolidated financial statements.

On April 22, 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No’s 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections”. The principal change is that gains or losses from extinguishments of debt will no longer be classified as extraordinary items as they were under SFAS No. 4. The provisions of SFAS No 145 are effective for fiscal years beginning after May 15, 2002, except for the provisions relating to the amendments of SFAS 13, which had been adopted for transactions occurring subsequent to May 15, 2002. The full adoption of SFAS No. 145, effective January 1, 2003, did not have a material impact on the Company’s financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred. Under current accounting guidance, a liability can be recognized when management has committed to an exit plan. The requirements under SFAS 146 are effective prospectively for exit or disposal activities initiated after December 31, 2002. The adoption of this statement will affect the Company’s accounting for exit and disposal activities initiated after December 31, 2002.

In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123.” SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires more prominent disclosures in annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of FASB 148 are effective for fiscal years ending after December 15, 2002 and have been incorporated into the Company’s consolidated financial statements and accompanying footnotes. The Company has elected to continue to follow APB 25, which uses an intrinsic value based approach to measure compensation expense.

In November 2002, the Emerging Issues Task Force (EITF) reached consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. The provisions of this Issue become effective for revenue arrangements entered into in fiscal periods beginning after June 15, 2003. The Company is currently determining the impact of the adoption of EITF 00-21 on its consolidated financial statements.

In November 2002, the FASB issued FASB Interpretation (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34.” This Interpretation elaborates on the disclosure to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation due to the issuance of the guarantee. Disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The initial recognition and measurement provisions are effective on a prospective basis for guarantees issued or modified after December 31, 2002. The Company does not believe the adoption of FIN 45 will have a material impact on its financial position, results of operations, or cash flows.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51,” which clarifies the application of the consolidation rules to certain variable interest entities. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. FIN 46 also provides disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. The requirements of FIN 46 apply in the first fiscal year or interim period beginning after June 15, 2003 to variable interest entities in which an enterprise holds a variable interest that is acquired before February 1, 2003. Also, certain disclosure requirements apply to all financial statements issued after January 31, 2003, regardless of when the variable interest entity was established. In connection with the matter discussed in note 4, concerning the securitization of receivables carried out by WIND, the Company is still evaluating the underlying circumstances in order to determine if the entity described in that note qualifies as a variable interest entity. Should the Company subsequently conclude that consolidation would be appropriate, the only effect at December 31, 2002 on the consolidated financial statements would be an increase in accounts receivable and an equal increase in financing liabilities of euro 173 million, with no material effect on consolidated net income for the year then ended nor on the consolidated shareholders’ equity at that date. The maximum exposure as of December 31, 2002 amounts to the carrying value of the financial notes for euro 133 million.

The Company has not identified any other entities which could be qualified as variable interest entities.

On October 25, 2002, the EITF reached a consensus on Issue 02-3, Recognition and Reporting of Gains and Losses on Energy Trading Contracts Under EITF Issues No. 98-10 and No. 00-17, that changed the accounting for certain energy contracts:

•	EITF 02-3 prohibits the use of mark-to-market accounting for any energy-related contracts unless they are derivatives. Any contracts subject to EITF 02-3 must be accounted for on the accrual basis if they are not derivatives. This change applied immediately to new contracts executed after October 25, 2002 and applies to all existing non-derivative energy-related contracts beginning January 1, 2003.

•	The Company is required to report the impact of initially applying EITF 02-3 as the cumulative effect of a change in accounting principle effective January 1, 2003.

•	The EITF minutes on Issue 02-3 indicate that an entity should not record unrealized gains or losses at the inception of derivative contracts unless the fair value of the contracts is evidenced by observable market data.

EITF 02-3 requires the recording of a non-cash, cumulative effect adjustment to convert non-derivative mark-to-market contracts to accrual accounting no later than January 1, 2003. The Company did not mark-to-market any non-derivative contract.

On April 30, 2003, the FASB issued FASB Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative.

SFAS 149 has multiple effective date provisions depending on the nature of the amendment to SFAS 133. The Company is currently evaluating the impact of adopting SFAS 149 on its financial statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, “Accounting for Certain Financial Instruments

with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The Company is currently evaluating the impact of adopting SFAS 150 on its consolidated financial statements.

(24)	RECONCILIATION BETWEEN NET INCOME AND SHAREHOLDERS’ EQUITY DETERMINED UNDER ITALIAN GAAP AND U.S. GAAP

The following table summarizes the significant adjustments to consolidated net income for the years ended December 31, 2000, 2001 and 2002 that would be required if U.S. GAAP had been applied instead of Italian GAAP:

	2000	2001	2002	2002

				(millions of U.S.
	(millions of euro (a))			dollars (a))

Net income as reported in the consolidated statements of income	2,188	4,226	2,008	2,105
Items increasing (decreasing) reported net income:
Fixed assets and related depreciation	370	570	391	410
Capitalized interest and related depreciation (b)	(33)	(90)	(37)	(39)
Customers’ connection fees	—	—	(491)	(515)
Unbilled revenues	(60)	(501)	—	—
Pension and employee termination accounting	(111)	117	(71)	(74)
Other postretirement benefits accounting	(19)	(23)	(22)	(23)
Derivatives	(83)	(179)	(42)	(44)
Effect of U.S. GAAP adjustments on WIND	1	—	—	—
Advertising costs	—	23	25	26
Start-up costs	—	14	(13)	(14)
Internal use of software	—	(5)	1	1
Reorganization under common control	—	2	2	2
FS (Italian State Railways) Right of Way	—	(4)	(4)	(4)
Sundry differences regarding telecommunications activity	—	7	2	2
Goodwill amortization	—	5	595	624
Goodwill impairment	—	—	(825)	(865)
Camuzzi purchase price allocation	—	—	(4)	(4)
Restructuring reserve	(17)	(11)	(2)	(2)
Italian pension system obligation	(577)	(523)	(446)	(468)
Investment in equity securities	35	(35)	—	—
Deferred taxes on equity reserves, including revaluations	—	(49)	(3)	(3)
Tax effects of reconciling items	147	151	340	357
Impact of reconciling items on minority interest	—	(4)	(5)	(5)

Net income in accordance with U.S. GAAP before the cumulative effect of implementation of SFAS 133, net of taxes	1,841	3,691	1,399	1,467
Cumulative effect of implementation of SFAS 133, net of taxes	—	(3)	—	—

Net income in accordance with U.S. GAAP	1,841	3,688	1,399	1,467

Basic and diluted earnings per share in accordance with U.S. GAAP (c)	0.30	0.61	0.23	0.24

(a)	Except per-share data which is in Euro and U.S. dollars

(b)	Includes related depreciation of euro 71 million, euro 72 million, euro 72 million and U.S. $ 75 million, respectively.

(c)	The per share amounts have been calculated in accordance with SFAS No. 128, “Earnings Per Share”. See Note 27 for additional information on earnings per share. For purposes of these calculations the weighted average number of shares, taking into account the reverse stock split, was 6,063,075,189 shares as of December 31, 2000, 2001 and 2002, respectively.

The following table summarizes the significant adjustments to consolidated shareholders’ equity as of December 31, 2001 and 2002 that would be required if U.S. GAAP had been applied instead of Italian GAAP:

	2001	2002	2002

			(millions of U.S.
	(millions of euro)		dollars)
Shareholders’ equity as reported in the consolidated Balance Sheet	20,966	20,772	21,779
Items increasing (decreasing) reported shareholders’ equity:
Fixed assets and related depreciation (a)	(772)	(381)	(399)
Capitalized interest and related depreciation (b)	1,385	1,348	1,413
Customers’ connection fees	—	(491)	(515)
Pension and employee termination accounting	(18)	(94)	(99)
Other postretirement benefits accounting	(1,078)	(1.100)	(1,153)
Derivatives	157	(338)	(354)
Advertising costs	(80)	(55)	(58)
Start-up costs	(19)	(36)	(38)
Internal use of software	(34)	(33)	(34)
Reorganization under common control	(12)	(10)	(11)
FS (Italian State Railways) Right of Way	(14)	(18)	(19)
Sundry differences regarding telecommunications activity	(3)	(1)	(1)
Camuzzi purchase price allocation	—	31	33
Goodwill impairment and related amortization	(79)	(309)	(324)
Restructuring reserve	2	—	—
Italian pension system obligation	(1,100)	(1,546)	(1,621)
Deferred taxes on equity reserves, including revaluations	(155)	(191)	(200)
Tax effects of reconciling items	469	972	1,020
Impact of reconciling items on minority interest	11	6	6

Shareholders’ equity in accordance with U.S. GAAP. before the cumulative effect of implementation of SFAS 133, net of taxes	19,626	18,526	19,425
Cumulative effect of implementation of SFAS 133, net of taxes	(159)	—	—

Shareholders’ equity in accordance with U.S. GAAP	19,467	18,526	19,425

(a)	Includes related accumulated depreciation of euro 11,281 million, euro 10,428 million, and U.S. $ 10,934 million, respectively.

(b)	Includes related accumulated depreciation of euro 544 million, euro 544 million and U.S. $ 570 million, respectively.

The condensed consolidated balance sheets as of December 31, 2001 and 2002 presented below have been restated to reflect the differences between Italian GAAP and U.S. GAAP.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2001	2002	2002

			(millions of
	(millions of euro)		U.S. dollars)
Assets
Current Assets	11,706	14,220	14,910
Fixed Assets, net	36,035	38,304	40,162
Other non-current assets	16,058	13,899	14,573

	63,799	66,423	69,645

Liabilities and Shareholders’ Equity
Current liabilities	19,367	22,255	23,334
Long-term debt	16,072	17,172	18,005
Other non-current liabilities	8,761	8,406	8,814

Total liabilities	44,200	47,833	50,153

Minority interest	132	64	67
Shareholders’ equity	19,467	18,526	19,425

	63,799	66,423	69,645

The condensed consolidated statements of income for the years ended December 31, 2000, 2001 and 2002 presented below have been restated to reflect the differences between Italian GAAP and U.S. GAAP.

CONSOLIDATED STATEMENTS OF INCOME

	2000	2001	2002	2002

				(millions of U.S.
	(millions of euro)			dollars)
Total operating revenues	26,432	28,781	30,604	32,088
Total operating expenses	22,367	25,140	30,600	32,083

Operating income	4,065	3,641	4	5
Financial income (expense)	(716)	(1,252)	(1,185)	(1,242)
Other non-operating income (expense)	(224)	1,576	2,554	2,678

Income before income taxes	3,125	3,965	1,373	1,441
Income tax expense	1,420	547	207	217

Income before minority interest	1,705	3,418	1,166	1,224
Minority interest (loss)	(136)	(270)	(233)	(243)

Net Income	1,841	3,688	1,399	1,467

Income before income taxes of euro 1,373 million is made up of income of euro 1,468 million arising from domestic operations and losses of euro 95 million from foreign operations.

The condensed consolidated statements of changes in shareholders’ equity for the years ended December 31, 2001 and 2002 presented below have been restated to reflect the differences between Italian GAAP and U.S. GAAP as discussed above.

     CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Other
	Share	Retained	Comprehensive
	Capital	Earnings	Income	Total

	(millions of euro)
Balance as of December 31, 2000	6,263	11,507	(332)	17,438
Restatement of the share capital in euro and reverse stock split	(200)	200	—	—
Cumulative effect from implementation of SFAS 133, net of taxes	—	—	(159)	(159)
Net income	—	3,688	—	3,688
Unrealized loss on equity securities	—	—	65	65
Derivatives	—	—	114	114
Minimum pension liabilities	—	—	(107)	(107)
Other changes	—	—	6	6
Dividends	—	(1,578)	—	(1,578)

Balance as of December 31, 2001	6,063	13,817	(413)	19,467

Net income	—	1,399	—	1,399
Derivatives	—	—	(135)	(135)
Minimum pension liabilities	—	—	(3)	(3)
Other changes	—	—	(19)	(19)
Dividends	—	(2,183)	—	(2,183)

Balance as of December 31, 2002	6,063	13,033	(570)	18,526

(millions of U.S. dollars)
Balance as of December 31, 2002	6,357	13,665	(597)	19,425

DISCLOSURE OF COMPREHENSIVE INCOME, NET OF TAX

	2001	2002	2002

	(millions of euro)		(millions of U.S. dollars)
Net income	3,688	1,399	1,467
Minimum pension liabilities	(107)	(3)	(3)
Unrealized loss on equity securities	65	—	—
Derivatives	(45)	(135)	(142)
Other changes	6	(19)	(20)

Total comprehensive income	3,607	1,242	1,302

(25)	ADDITIONAL U.S. GAAP DISCLOSURES

(a)	Concentrations of Risk and Certain Significant Estimates

The Company’s business is largely determined by laws, regulations and policies established by the European Union and the Italian government. As described in Note 3, the regulatory framework for the Italian electricity market has changed significantly in recent years with the implementation of the Bersani Decree, which is designed to liberalize and create more competition in the Italian electricity market. The changes caused by the Bersani Decree include the adoption of a new tariff structure, the restructuring of the Company’s transmission business in order to transfer the management of the transmission network to the System Operator, the reorganization of the Company’s generation, transmission and distribution operations into separate business units and the requirement that the Company sell no less than 15,000 MW of its generating capacity by January 2003. Because these regulations are still in the process of being implemented, the ultimate impact on the Company’s business and the Italian electricity market is difficult to predict.

Tariff Structure

A new tariff regime set by the Energy Authority that came into effect on January 1, 2000, regulates the price paid by Non-Eligible Customers for electricity, while Eligible Customers pay electricity at market price. Both Eligible and Non-Eligible Customers pay transmission, distribution and system charges as set by the Energy Authority. Prior to January 1, 2002, the Energy Authority set different prices to cover transmission and distribution costs for Eligible and Non-Eligible Customers. As a result of its decision of October 2001, and effective as of January 1, 2002, the Energy Authority established so-called transport charges which are equal for both Eligible and Non-Eligible Customers and are meant to cover transmission and distribution costs.

The Energy Authority has also established a mechanism that will allow the Company to recover a portion of its stranded costs through the transport charges paid by all customers.

The new tariff regime administered by the Energy Authority that took effect on January 1, 2000, significantly lowered the fixed tariff components for generation, transmission and distribution. In 2002 and 2001, reductions in fees also resulted from the application of the price cap mechanism to transmission and distribution charges established by the Energy Authority. Once the pool market becomes operational, the tariff component for generation will be periodically adjusted to reflect prices on that market, while the tariff components for transmission and distribution will continue to be subject to a system of price caps.

Increased Competition

For many years the Company has had virtually no competition in the generation, transmission and distribution of electricity market in Italy. The Company currently faces competition from independent power producers and municipal utilities in generation.

In addition, the disposal of the Gencos has exposed the Company to increasing competition from other operators of electricity generating capacity, including Italian and international power companies.

The Company also faces competition from suppliers and wholesalers for sales to customers that are intensive users of electricity and may freely purchase electricity from different producers.

The Company expects that competition will increase further due to:

•	An increase in bilateral contracts between its competitors and final customers;

•	The introduction of the pool market, on which prices will be determined by competitive bidding;

•	Regulations limiting each operator’s access to international electricity sources to a maximum percentage of available interconnection capacity; and

•	The construction of new generation facilities by its competitors and the development of new interconnection lines that would increase the volume of electricity that might be imported in Italy.

Basis of Presentation

The preparation of financial statements in conformity with Italian GAAP, along with the reconciliation to U.S. GAAP, requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(b)	Viesgo acquisition

On January 8, 2002, as part of the program aimed at expansion of its international operations, the Company acquired 100% of the share capital of Electra de Viesgo SL, the holding company of the Viesgo Group, the fourth largest electricity operator in Spain for euro 1,920 million in cash.

The following table summarizes the fair value of the assets acquired and liabilities assumed, on a U.S. GAAP basis, at the date of acquisition:

(million of euro)
Current assets	252
Fixed assets, net	1,421
Goodwill	757
Other non-current assets	123

Total assets acquired	2,553

Current liabilities	(457)
Long-term debt	(12)
Minority interest	(19)
Other non-current liabilities	(145)

Total liabilities assumed	(633)

Net assets acquired	1,920

The acquisition was treated as a purchase. Goodwill of euro 757 million was assigned to the Generation and Energy Management segment. Minority interest relates to certain Viesgo subsidiaries.

(c)	Camuzzi acquisition

On May 23, 2002, following the strategy to expand its operations in the natural gas distribution and sales activities, the Company purchased 98.81% of the share capital of Camuzzi Gazometri SpA, the second largest distributor of natural gas in Italy, for euro 1,045 million in cash.

The following table summarizes the fair value of the assets acquired and liabilities assumed, on a U.S. GAAP basis, at the date of acquisition:

(million of euro)
Current assets	479
Fixed assets, net	866
Intangible assets	632
Other non-current assets	98

Total assets acquired	2,075

Current liabilities	(658)
Long-term debt	(228)
Minority interest	(2)
Other non-current liabilities	(142)

Total liabilities assumed	(1,030)

Net assets acquired	1,045

The acquisition was treated as a purchase. Of the euro 632 million of acquired intangible assets, euro 566 million was assigned to customer relationships and is being amortized over a period of 15 years, deemed to be appropriate of view of estimated customer turnover, and euro 66 million was assigned to the licenses for the distribution of gas, amortized over the duration of the license of 9 years. If the license is not renewed, the customer relationship continues to exist even though the license is held by another party.

(d)	Accounting for Deferred Income Taxes

Under SFAS No. 109, the Company recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns.

Deferred tax assets and liabilities are determined based on the temporary differences between the financial and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

A detail of the provision for income taxes under U.S. GAAP for the years ended December 31, 2000, 2001 and 2002 is as follows:

	2000	2001	2002	2002

		(millions of euro)		(millions of U.S. dollars)
Current	872	1,569	285	299
Deferred	548	(1,022)	(78)	(82)

Total	1,420	547	207	217

The difference between the statutory and effective tax rate for the years ended December 31, 2000, 2001 and 2002, is due to the following factors:

	2000	2001	2002

Statutory tax rate	48.0%	47.0%	47.0%
Change in tax rates	(3.6)	—	(1.7)
Reversal of deferred tax provision following the release of accelerated depreciation reserves	—	(15.0)	(2.7)
Capital gains subject to a 19% substitute tax	—	(20.0)	(65.4)
Write-down of deferred tax assets and other items relate to Wind	—	—	40.1
Other differences	1.0	1.8	(2.2)

Effective tax rate	45.4%	13.8%	15.1%

The components of the deferred tax assets (liabilities) under U.S. GAAP as of December 31, 2001 and 2002 are as follows:

	2001	2002	2002

	(millions of euro)		(millions of U.S. dollars)
Deferred tax assets:
Other post retirement benefits	377	374	392
Revaluation of property, plant and equipment	303	146	153
Provision for contingent liabilities	643	896	939
Allowance for doubtful accounts	63	77	81
Tax loss carryforwards	655	696	730
Customers’ fees connection	—	192	201
Goodwill write-down and amortization	—	105	110
Other	37	145	152

Subtotal	2,078	2,631	2,758

Deferred tax liabilities:
Accelerated depreciation of utility plant	(2,067)	(2,077)	(2,178)
Capitalization of interest on utility plant	(545)	(516)	(541)
Equity reserves	(106)	(133)	(139)
Other	(128)	(501)	(525)

Subtotal	(2,846	(3,227)	(3,383)

Net deferred tax liabilities	(768)	(596)	(625)

Deferred tax assets on tax loss carryforwards as of December 31, 2002 relate to WIND for euro 651 million and to Enelpower for euro 45 million and are stated net of a valuation allowance of euro 269 million, all of which related to WIND. The balance as of December 31, 2001 all related to WIND and no valuation allowance was recognized.

The tax loss carryforwards as of December 31, 2002 expire as follows:

•	2005: euro 136 million;

•	2006: euro 509 million;

•	2007: euro 940 million;

•	no limits: euro 527 million.

There are no deferred tax liabilities not recognized due to the APB 23 exceptions.

Tax has been allocated to each item in Other Comprehensive Income as follows:

•	Pensions: euro 193 million;

•	Derivatives : euro 94 million.

There is no difference between Italian GAAP and U.S. GAAP in the classification of deferred tax assets and liabilities.

(e)	Segment Information

In 2002 the Company reorganized its operations into six business divisions in order to increase the focus of its activities on the market and to better control costs and enhance synergies among its various subsidiaries. The new divisions are: Generation and Energy Management; Sales, Infrastructure and Networks; Transmission; Telecommunications; Services and Other Activities and Corporate.

The Generation and Energy Management Division is responsible for operations related to the production of electricity and the procurement of fuel for electricity generated. The key subsidiaries in this division include Enel Produzione S.p.A., for energy generation; Enel Green Power S.p.A. (previously called E.R.G.A. S.p.A.), for generation of energy from renewable sources; Elettroambiente S.p.A., which specializes in waste-to-energy generation; Viesgo Generaciòn S.L., a Spanish power generation company; CHI Energy, Inc. and EGI, which generate power from renewable resources in the Americas; and Enel Trade S.p.A. (previously called Enel F.T.L. S.p.A.), which purchases fuel for all of the Group’s generating operations and is active in the fuel trading and logistics sector.

The Sales, Infrastructure and Networks Division comprises two business units, which operate as independent units under the umbrella of Enel Distribuzione S.p.A., the division’s lead company. The Infrastructure and Networks business unit operates mainly through Enel Distribuzione S.p.A., which distributes electricity in Italy; Electra de Viesgo Distribuciòn S.L., a Spanish company which primarily distributes and sells electricity on the regulated market in Spain; and three gas distribution companies in Italy. The Sales business unit sells electricity and gas and provides electricity-related services. The key subsidiaries in this business unit include Enel Distribuzione S.p.A., which sells electricity on the regulated market in Italy; Enel Energia S.p.A. (previously called Enel Trade S.p.A.), which sells electricity on the free market in Italy; Enel Gas S.p.A., which resells natural gas to end users in Italy; Enel So.l.e. S.p.A., which offers public and art lighting services; and Enel.si S.p.A. which offers electricity systems-related services and “beyond the meter” products and services, such as consulting and sale of electrical equipment.

Terna S.p.A., a wholly owned subsidiary, constituting the Transmission Division, owns approximately 94% of Italy’s national electricity grid.

The Telecommunications Division’s operations are carried out by WIND, and the Services and Other Activities Division includes other non-core business operations, such as, among others, Enel Real Estate S.p.A. (previously called SEI S.p.A.), which provides commercial real estate management services; Enelpower S.p.A., which provides power-related engineering and construction services; and Enel.it S.p.A., the group-wide information technology unit. Individually, none of these other activities met the quantitative thresholds for determining reportable segments in the periods covered by the financial statements included in this annual report and therefore have been grouped for purposes of segment reporting.

Enel S.p.A. constitutes the Corporate Division and, as the Parent Company, defines the strategic objectives for the Enel Group and coordinates the activities of all of these divisions. In addition, Enel manages finance operations and insurance risk coverage for all Group companies (in the case of finance operations, other than WIND) and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

The accounting policies of the segments are the same as those described as significant accounting policies (Note 2). No geographic information has been presented since foreign operations represent approximately 5% of total revenues for the year ended December 31, 2002 and approximately 6% of total assets as of December 31, 2002.

Considering the aforementioned segment redefinition which occurred in 2002, the segment information for prior years has been restated for comparative purposes.

Information about the Company’s segments, prepared in accordance with Italian GAAP, for the years ended December 31, 2000, 2001 and 2002 is as follows:

	Generation	Sales,				Services and
	and Energy	Infrastructures				Other
	Management	and Networks	Transmission	Telecom.	Corporate	activities	Eliminations	Consolidated
				(millions of euro)
2000
Revenues	11,623	14,070	771	—	9,800	1,654	(12,809)	25,109
Operating Income	2,379	1,509	237	—	488	197	(57)	4,753
Depreciation and Amortization	1,409	1,631	229	—	7	183	—	3,459
Capital Expenditures (1)	571	1,358	190	—	1	297	—	2,417
Identifiable Assets	23,511	17,539	4,138	—	6,402	10,150	(12,106)	49,634
2001
Revenues	12,631	22,206	793	3,176	3,980	2,321	(16,326)	28,781
Operating Income	2,570	1,526	229	(1,237)	336	128	(74)	3,478
Depreciation and Amortization	1,363	1,580	240	1,068	2	206	—	4,459
Capital Expenditures (1)	828	1,366	173	1,185	—	531	—	4,083
Identifiable Assets	21,686	19,254	4,537	16,899	6,093	7,636	(12,915)	63,190
2002
Revenues	11,777	20,586	828	3,921	1,973	2,874	(11;982)	29,977
Operating Income	1,468	2,100	271	(1,019)	164	(50)	(54)	2,880
Depreciation and Amortization	1,315	1,217	247	1,496	4	198	—	4,477
Capital Expenditures (1)	1,032	1,855	178	1,550	—	494	—	5,109
Identifiable Assets	23,100	21,306	4,635	15,678	7,505	8,839	(14,044)	67,019

	(millions of U.S. Dollars)
2002
Revenues	12,348	21,584	868	4,111	2,069	3,013	(12,563)	31,430
Operating Income	1,539	2,202	284	(1,086)	172	(52)	(57)	3,020
Depreciation and Amortization	1,379	1,276	259	1,568	4	208	—	4,694
Capital Expenditures (1)	1,082	1,945	187	1,625	—	518	—	5,357
Identifiable Assets	24,220	22,339	4,860	16,438	7,869	9,268	(14,725)	70,269

(1) Tangible assets.

The Company’s segment information, prepared in accordance with U.S. GAAP, for the years ended December 31, 2000, 2001 and 2002 presented below has been restated to reflect the differences between the Company’s accounting policies under Italian GAAP and U.S. GAAP.

	Generation	Sales,				Services and
	and Energy	Infrastructures				Other
	Management	and Networks	Transmission	Telecom.	Corporate	activities	Eliminations	Consolidated
				(millions of euro)
2000
Revenues	11,726	14,097	772	724	10,049	1,873	(12,809)	26,432
Operating Income	2,273	933	213	(320)	659	364	(57)	4,065
Depreciation and Amortization	1,376	1,639	212	107	22	129	—	3,485
Capital Expenditures (1)	609	1,358	190	—	1	297	—	2,455
Identifiable Assets	24,381	18,846	4,118	4,781	6,369	9,241	(13,201)	54,535
2001
Revenues	12,631	22,206	793	3,176	3,980	2,321	(16,326)	28,781
Operating Income	2,873	1,233	212	(1,293)	330	360	(74)	3,641
Depreciation and Amortization	1,312	1,746	220	1,034	2	164	—	4,478
Capital Expenditures (1)	869	1,366	173	1,185	—	531	—	4,124
Identifiable Assets	22,403	20,225	4,490	16,658	6,117	6,821	(12,915)	63,799
2002
Revenues	11,811	21,045	828	3,967	1,973	2,962	(11,982)	30,604
Operating Income	1,166	1,452	234	(2,839)	158	(113)	(54)	4
Depreciation and Amortization	1,254	1,516	230	930	1	138	—	4,069
Capital Expenditures (1)	1,067	1,855	178	1,550	—	494	—	5,144
Identifiable Assets	23,883	21,102	4,567	15,286	7,616	8,013	(14,044)	66,423

	(millions of U.S. Dollars)
2002
Revenues	12,383	22,066	868	4,159	2,069	3,106	(12,563)	32,088
Operating Income	1,222	1,523	245	(2,975)	166	(119)	(57)	5
Depreciation and Amortization	1,315	1,590	241	975	1	145	—	4,267
Capital Expenditures (1)	1,119	1,945	187	1,625	—	518	—	5,394
Identifiable Assets	25,041	22,125	4,789	16,028	7,985	8,402	(14,725)	69,645

(1)  Tangible assets.

(f)	Earnings per Share

In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The number of shares included in the computation of diluted earnings per share is increased to include the effect, if dilutive, of any potentially issuable common shares. Potentially issuable shares include options, warrants, and convertible securities. For the years ended December 31, 2000, 2001 and 2002, the Company had no dilutive potential common shares, therefore basic and diluted earnings per share were equal.

The computation of basic and diluted earnings per share for the years ended December 31, 2000, 2001 and 2002, prepared in accordance with U.S. GAAP, are as follows:

Basic and Diluted EPS	2000	2001	2002	2002

				(millions of U.S.
		(millions of euro*)		dollars*)
Net income available to common shareholders	1,841	3,688	1,399	1,467
Weighted average shares outstanding (in millions)	6,063	6,063	6,063	6,063

Earnings per share (basic and diluted)	0.38	0.30	0.23	0.24

(*) – Except per-share data which is in Euro and U.S. dollars

(g)	Fair Value of Financial Instruments

As required by SFAS No. 107, “ Disclosures about Fair Value of Financial Instruments”, the Company has estimated the fair values of its financial instruments held.

In the normal course of its business, the Company utilizes various types of financial instruments. These instruments include recorded assets and liabilities, as well as items that principally involve off-balance sheet risk. Information about the fair value of the Company’s financial instruments is presented below.

•	Cash and cash equivalents: the carrying values of cash and cash equivalents approximate their fair values because of their short maturities.

•	Short-term debt: the carrying value of short-term debt approximates fair value because of the short period of time between the origination and maturity of the borrowings.

•	Bonds payable-listed: the fair value of bonds payable-listed is based upon period-end market prices.

•	Other bonds and long-term debt (including current maturities): the fair values of other bonds and long-term debt (including current maturities) are based on discounted cash flow analyses.

	As of December 31,

	2001		2002

	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

		(millions of euro)
Bonds payable-listed	5,327	5,356	5,527	5,691
Other bonds and long-term debt, including Current maturities	11,312	11,328	12,765	12,606

•	Derivative financial instruments: the fair value of derivatives generally reflects the estimated amounts that the Company would pay or receive to terminate the contracts at the reporting date, thereby taking into account the current unrealized gains or losses of open contracts. Appropriate pricing models and current market input data (such as volatility, interest rate curves and foreign exchange rates) have been used to estimate the fair value of the Company’s derivatives.

	As of December, 31

	2001	2002

	Fair Value

	(millions of euro)
Interest rate swaps	(130)	(342)
Interest rate collars	(6)	(14)
Swaptions	—	(2)

Total interest rate derivatives	(136)	(358)
Forward foreign exchange	2	—
Forward Commodity risk hedging	17	(32)

Total	(117)	(390)

At December 31, 2002, the Company had euro/dollar forward exchange contracts outstanding with an aggregate notional amount of euro 2,543 million, of which euro 1,618 million focused on the hedging of foreign exchange risk arising from the time lag related to the fuel cost reimbursement mechanism. At December 31, 2002, the Company also had euro/dollar forward exchange contracts outstanding with an aggregate notional amount of euro 1,552 million, focused on the hedging of foreign exchange risk arising from debt issued in currencies other than euro under the Commercial Paper Program, and on the hedging of specific cash flows. Any changes in fair value of these contracts, deriving from a possible appreciation or depreciation of the euro against the dollar, would be fully offset by a corresponding change in the amount of the underlying transactions.

Interest rate derivatives used by the Company mainly consist of interest rate swaps, forward rate agreements, interest rate collars and swaptions, in order to lock in a fixed interest rate to balance the fix/floating ratio of its long-term debt.

The Company’s derivative financial instruments were recorded in the Italian GAAP financial statements at carrying amounts of euro 36 million and euro 11 million at December 31, 2002 and 2001, respectively.

(h)	Effects of Regulation

As discussed in Note 3, the Company is subject to the regulatory control of the Energy Authority with additional oversight provided by numerous laws, decrees and codes. The current regulatory tariff structure provides the Company with recovery of certain levels of cost through a price cap framework, and not necessarily its specific cost of providing service. Accordingly, SFAS No. 71, “ Accounting for the Effects of Certain Types of Regulation”, which relates to an entity whose rates are regulated on an actual cost basis, is not currently applicable to these consolidated financial statements.

(i)	Utility Plant

The Company’s net utility plant under U.S. GAAP consisted of the following:

	2001	2002	2002

	(millions of euro)		(millions of U.S. dollars*)
Utility plant, gross:
Generating Plant:
Hydroelectric	6,530	6,453	6,766
Thermal	18,015	16,740	17,552
Geothermal and other renewable resources	1,509	1,778	1,864
Transmission line	5,370	5,668	5,943
Distribution Network	29,700	33,769	35,407
Telecommunication	3,334	4,484	4,701
Land and Buildings	1,613	1,968	2,064
Other	2,181	2,349	2,463
Construction in progress	2,256	2,442	2,560

Total	70,508	75,651	79,320

Accumulated depreciation:
Generating Plant:
Hydroelectric	2,123	2,208	2,315
Thermal	8,063	7,763	8,140
Geothermal and other renewable resources	732	763	800
Transmission Line	2,123	2,340	2,453
Distribution Network	19,131	21,052	22,072
Telecommunication	847	1,236	1,296
Land and Buildings	324	523	549
Other	1,130	1,449	1,520
Construction in progress	—	—	—

Total	34,473	37,334	39,145

Utility plant, net:
Generating Plant:
Hydroelectric	4,407	4,245	4,451
Thermal	9,952	8,977	9,412
Geothermal and other renewable resources	777	1,015	1,064
Transmission Line	3,247	3,328	3,490
Distribution Network	10,569	12,717	13,335
Telecommunication	2,487	3,248	3,405
Land and Buildings	1,289	1,445	1,515
Other	1,051	900	943
Construction in progress	2,256	2,442	2,560

Total	36,035	38,317	40,175

(j)	Stock-Based Compensation

The Company accounts for all stock-based compensation issued under the provision and related interpretation of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”. In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company intends to continue to apply APB No. 25 for purposes of determining net income and to present the pro forma disclosures required by SFAS No. 123 as amended by SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure an amendment of FASB Statement No. 123” .

In 2000, following the authorization obtained in an ENEL Shareholders’ meeting, the Parent Company launched the “Stock Option Plan”, granting certain of its executives 9,845,000 options (Tranche 2000). Options under this plan vest if certain target prices or other criteria are met. Since these targets were not achieved, a portion of the options were forfeited. The status of the stock options granted under the Stock Option Plan is as follows:

	Number of	Average
	Options	Grant Price

		(euro)
Outstanding at January 1, 2000	—	—
Granted	9,845,000	8.60
Exercised	—	—
Forfeited	(4,331,800)	8.60

Outstanding at December 31, 2000	5,513,200	8.60

The average fair value of options granted during 2000 was approximately euro 0.47 per share. The fair value of each option grant is estimated using a standard Black-Scholes option pricing model with the following weighted-average assumption used for estimating fair value:

Tranche 2000

Future dividends per share	euro 0.26
Risk-free interest rate	4.77%
Expected life	2.5 years
Expected volatility	22%

In 2001, the Company granted a second tranche of options under the plan (Tranche 2001) for an additional 34,274,050 options. This tranche’s options vest if certain target prices or other criteria are met. Since these targets were not achieved, a portion of the options were forfeited. The status of the stock options granted under the Stock Option Plan is as follows:

	Number of	Average
	Options	Grant Price

		(euro)
Outstanding at January 1, 2001	5,513,200	8.60
Granted	34,274,050	7.27
Exercised	—	—
Forfeited	(15,090,582)	7.27

Outstanding at December 31, 2001	24,706,668	7.57

The average fair value of options granted during 2001 was approximately euro 0.48 per share. The fair value of each option grant is estimated using a standard Black-Scholes option-pricing model with the following weighted-average assumption used for estimating fair value:

Tranche 2001

Future dividends per share	euro 0.36
Risk-free interest rate	4.05%
Expected life	2.5years
Expected volatility	27%

In 2002, following the authorization obtained in an ENEL Shareholders’ meeting, the Parent Company launched a new “Stock Option Plan”, granting certain of its executives 41,748,500 options. Among the beneficiaries of the 2002 stock-option plan, in their capacity as General Manager, were also those who held, at different times, the position of Enel’s Chief Executive Officer during that year.

Options under this plan vest if earnings before interest, taxes, depreciation and amortization (EBITDA), of the Group for the fiscal year 2002 exceeds the estimated EBITDA as indicated in the budget approved by the Board of Directors, and if the price of ENEL shares on Telematico outperform a specified reference index over the same period. If neither of these conditions is met, all the options expire. In March 2003, the Company’s Board of Directors determined that the conditions for all the options to vest had been satisfied. In previous plans, exercise conditions of did not include performance targets such as EBITDA and were mainly related to target prices of ENEL shares.

The status of the stock options granted under the Stock Option Plan is as follows:

	Number of	Average
	Options	Grant Price

		(euro)
Outstanding at January 1, 2002	24,706,668	7.57
Granted *	41,748,500	6.43
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2002	66,455,168	6.85

* 2,503,500 granted to Enel’s Chief Executive Officer at euro 6.480.

The average fair value of options granted during 2002 was approximately euro 0.17 per share. The fair value of each option grant is estimated using a standard Black-Scholes option-pricing model with the following weighted-average assumption used for estimating fair value:

Tranche 2002

Future dividends per share	euro 0.28
Risk-free interest rate	2.88%
Expected life	2.0 years
Expected volatility	28%

The following table summarizes certain information for the options granted by the Parent Company, outstanding at December 31, 2002:

Options Outstanding				Options exercisable

		Weighted	Weighted	Weighted	Weighted
		Average	Average	Average	Average
	Range of	Remaining	Grant	Grant	Grant		Fair
Tranche	Grant Prices	Options	Life	Price	Options	Price	Value

	(euro)		(years)	(euro)		(euro)	(euro)
2000	8.60	5,513,200	0.5	8.60	5,513,200	8.60	0.47
2001	7.27	19,193,468	1.5	7.27	19,193,468	7.27	0.48
2002	6.43	41,748,500	2.0	6.43	41,748,500	6.43	0.17

In 2001, WIND launched a Stock Option Plan on WIND shares. Options under this plan vest if certain targets are met, or other criteria are met during the year 2002 and WIND’s IPO is executed before September 2003. The options could be exercised starting in 2004. The status of the stock options offered under the Stock Option Plan is as follows:

	Number of	Average
WIND Plan	Options	Grant Price

		(euro)
Outstanding at January 1, 2001	—	—
Granted	4,947,150	22.46
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2001	4,947,150

Granted	—	—
Exercised	—	—
Forfeited	(718,570)	22.46

Outstanding at December 31, 2002	4,228,580	22.46

The average fair value of options granted by WIND during 2001 was approximately euro 4.70 per share. The fair value of each option grant is estimated using a standard Black-Scholes option pricing model with the following weighted-average assumption used for estimating fair value:

Future dividend per share	—
Risk-free interest rate	4.70%
Expected life	5years
Expected volatility	—

The following table summarizes certain information for the options granted by WIND outstanding at December 31, 2002:

Options Outstanding				Options exercisable

	Weighted	Weighted	Weighted	Weighted
	Average	Average	Average	Average
Range of	Remaining	Grant	Grant	Grant
Grant Prices	Options	Life	Price	Options	Price

(euro)		(years)	(euro)		(euro)
22.46	4,228,580	5	22.46	—	—

The Company’s pro forma earnings and earnings per share for the year ended December 31, 2000, 2001 and 2002, had compensation costs relating to the plan launched by the Parent Company which have been recorded in accordance with SFAS No. 123, as amended by SFAS No. 148, are presented below (millions of euro):

	2000	2001	2002

Net income, as reported	1,841	3,688	1,399
Stock-based employee compensation expense, as reported	—	—	—
Stock-based employee compensation expense under fair value	5	6	6
Pro forma net income	1,836	3,682	1,393

	2000		2001		2002

	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma

Basic and diluted earnings per share	0.15	0.15	0.61	0.61	0.23	0.23

The effects of applying SFAS No. 123 in this pro forma disclosure should not be interpreted as being indicative of future effects.

(k)	Pension and Other Postretirement Benefit Costs

Certain employees of the ENEL Group are covered under pension plans, which allow for retirement benefits based upon compensation and year of service (see Notes 2 and 11). In accordance with SFAS No. 87, the Company accrues the amount due to each employee at year-end based upon these dates and certain assumptions.

Certain employees of the ENEL Group are also covered under certain other postretirement benefit plans (see Note 2). In accordance with SFAS No. 106, the Company accrues the amount due to each employee at year-end based upon these dates and certain assumptions.

Weighted Average Assumptions as of December 31:

	Pensions Benefits			Other Postretirement Benefits

	2000	2001	2002	2000	2001	2002

Discount rate	5.5%	5.0%	5.0%	5.5%	5.0%	5.0%
Expected long term rate of return on plan assets	N/A	N/A	5.0%	N/A	N/A	2.5%
Rate of compensation increase	3.5%	3.5%	3.5%	N/A	N/A	N/A
Change in Benefit Obligation:

	Pensions Benefits		Other Postretirement Benefits

	2001	2002	2001	2002

	(millions of euro)		(millions of euro)
Benefit obligation at January 1	2,172	2,051	1,021	1,067
Service cost	87	88	12	13
Interest cost	109	102	55	53
Actuarial (gain) loss	126	(24)	(19)	60
Curtailment cost/Initial accrual	(69)	75	—	—
Benefit paid from corporate assets	(486)	(205)	(44)	(43)

Benefit obligation at December 31	1,939	2,087	1,025	1,150

Reconciliation of Funded Status of the Plans:
Funded (un-funded) status	(1,939)	(2,087)	(1,025)	(1,150)
Unrecognized net (gain) loss	605	550	(53)	7
Unrecognized net transition obligation	(47)	(40)	—	—

Prepaid (accrued) benefit cost	(1,381)	(1,577)	(1,078)	(1,143)
Adjustment for minimum liability	(439)	(406)	—	—

Amount recognized in Balance Sheet	(1,820)	(1,983)	(1,078)	(1,143)

	Pensions Benefits			Other Postretirement Benefits

	2000	2001	2002	2000	2001	2002

Components of Net Periodic Benefit Cost:
Service cost (net of employee contribution)	148	87	89	12	12	13
Interest cost	139	109	102	53	55	52
Expected return on plan assets	—	—	(5)	—	—	—
Net amortization and deferral	24	16	20	—	—	—

Net periodic benefit cost	311	212	206	65	67	65

Curtailment gain/Initial accrual	(23)	(69)	75	—	—	—
Settlement cost	130	—	—	—	—	—

Total cost accrual	418	143	281	65	67	65

Change in Plan Assets:

Plan assets are represented by amounts related to Electra de Viesgo’s pension plan and approximate euro 134 million, as of December 31, 2002.

(l)	Derivative financial instruments

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives), and for hedging activities. SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.

As of January 1, 2001, the Company classified for U.S. GAAP purposes all of its derivative instruments into two categories, for which the accounting are as follows:

•	For “cash flow hedges”, the effective portion of the gain or loss from the derivative hedging instrument is accumulated in other comprehensive income (''OCI’’) and recognized in earnings during the period that the hedged forecasted transaction impacts earnings. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately.

•	For all other derivative contracts which do not qualify for the special hedge accounting treatment under SFAS 133, gains and losses are recorded in earnings each reporting period.

Since the adoption of SFAS 133, the Company implemented a control to identify and, if necessary, recognize any potential embedded derivatives. The Company believes that the majority of its contracts, power purchase agreements and gas transportation contracts qualify for the normal purchases and sales exception of SFAS No. 133 and are not subject to the accounting rules for derivative instruments. Accordingly, through December 31, 2002 no embedded derivatives were required to be separated from the underlying obligation and carried at fair value.

Cash Flow Hedges

ENEL’s cash flow hedges primarily include hedges of certain floating rate medium-term and long-term bank loans.

The Company has swapped these variable interest rate loans into fixed interest rate loans. Interest rate swaps are the most common type of derivative contract used to modify exposure to interest rate risk by converting floating rate liabilities to fixed rate liabilities. ENEL also enters into Swaptions and Forward rate agreements. Interest rate collars are also used when the fixed rate available under interest rate swaps are considered too high with respect to the Company’s view about the future level of interest rates.

ENEL’s cash flow hedges also include hedges of fixed rate medium-term and long-term foreign currency bank loans. In order to hedge the variability of the foreign functional currency equivalent cash flows on the loans, ENEL has entered into combinations of interest rate swaps to effectively switch the foreign fixed interest rate loans into euro fixed interest loans. These transactions must be viewed in combination and are designated jointly as a hedging instrument.

In addition, the Company also enters into combinations of interest rate swaps to switch the structured rate paid on certain medium-term and long-term bank loans into fixed interest rate outflows.

The breakdown of the hedging instruments, and the amounts recognized in other comprehensive income (loss) are as follows:

	OCI at	Gains/Losses		OCI at
	December 31,	Recorded	Reclassified to	December 31,
Type of Operation	2001	in 2002	earnings in 2002	2002
Interest rate swaps	(72)	(201)	3	(270)
Interest rate collars	—	(4)	—	(4)
Swaptions	—	(2)	—	(2)

Total	(72)	(207)	3	(276)

For each transaction, ENEL documents the hedging relationship, the risk management objective and strategy for undertaking the hedge, the nature of the risk being hedged, how ENEL measures ineffectiveness, and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk will be assessed.

The Company assumes no ineffectiveness in the hedge relationships that qualify for the short-cut method. For the cash flow hedges that do not meet the requirements for use of the short-cut method, ENEL formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives are highly effective in offsetting changes in cash flows of hedged items. All components of each derivative’s gain or loss are included in the assessment of hedge effectiveness. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting and recognizes changes in fair value of these contracts directly in earnings.

For the year ended December 31, 2002, the amount of hedge ineffectiveness on cash flow hedges was not material.

For all cash flow hedges, Enel recognizes all changes in fair value of the hedging instrument in other comprehensive income and subsequently reclassifies them into earnings as the hedged forecasted transaction impacts earnings.

The Company estimates that euro 50 million of net derivative losses included in other comprehensive income as of December 31, 2002 will be reclassified into earnings within the next twelve months.

Other Derivative Contracts

The Company enters into other derivative contracts used to mitigate the effects of crude oil, electricity, gas, foreign currency and interest rate price fluctuations. The Company has decided not to formally designate these contracts as hedges of specific assets, liabilities, firm commitments or anticipated transactions under the provisions of SFAS 133. Accordingly, the Company records these contracts at fair value with all changes in fair value being recorded as a component of income from continuing operations during the period that such contracts remain outstanding and, based on the guidance of SFAS 52, remeasures foreign-currency-denominated liabilities related to these contracts to spot exchange rates.

Gain/Losses Included in Earnings
Type of Operation	in 2002
Interest rate swaps	(6)
Interest rate collars	(1)
Swaptions	5
Forward exchange agreements	(52)
Options	—
Commodity swaps	(13)
Commodity futures	25

Total	(42)

Derivative instruments are reported on a net-by-counterparty basis on the consolidated balance sheet where management believes a legal right of setoff exists under an enforceable netting agreement.

(m)	Amortization of intangible assets

The estimated amortization of intangible assets for each year in the period from 2003 to 2007 amounts to approximately euro 850 million, euro 770 million, euro 750 million, euro 730 million and euro 720 million, respectively.

(26)	SUBSEQUENT EVENTS

(a) Disposal of Interpower

On January 29, 2003, the entire capital stock of Interpower was transferred to the Energia Italiana-Electrabel-Acea partenership. The operation was approved by the European Commission on December 23,2002. The price paid for Interpower amounts to euro 535 million, in addition to euro 318 million of debt with other Group companies. The gain recorded on the sale in the Parent Company’s accounts is equal to euro 437 million.

The disposal of Interpower marks a significant development in the liberalization of the domestic electricity market. After a term of 90 days from the sale, the threshold of annual consumption allowing access to the free market for electricity was reduced from 9 million kWh to 100,000 kWh.

(b) Enel Distribuzione receives an award for its electricity supply service

In February 2003, the Energy Authority awarded Enel Distribuzione euro 32 million for improvements achieved in 2001 regarding the quality of its electricity supply service. The average yearly disruption of service per customer was reduced to 125 minutes in 2001, representing a much shorter period than the target set by the Authority and about 25% lower than in 2000 (at which time Enel Distribuzione had already obtained a similar award of euro 4 million).

(c) Enel.Hydro enters a partnership for the management of Hydroitalia

In February 2003, the joint venture (in equal shares) formed by Enel.Hydro and Enertad (a Tad Group company operating in the environmental services sector), won the international competition held by Trenitalia (Ferrovie dello Stato Group) for the sale of a 51% share in Hydroitalia. The stake in Hydroitalia was purchased for euro 30 million. Trenitalia has the right, in a period between 2007 and 2009, to sell its residual 49% share and the joint-venture has the obligation to acquire it, for a minimum amount of euro 35 million. Hydroitalia owns the largest sewage treatment network in Italy, consisting of 46 treatment plants.

(d) Urgent resolution regarding general costs of the electricity system

On February 19, 2003, Law Decree no. 25, dated February 18, 2003 containing “Urgent resolutions regarding general costs of the electricity system” was published. Article 2, comma 1 of the Decree establishes the elimination from January 1, 2002 of the “hydroelectric surcharge” — as defined in article 2, comma 1, paragraph b) of the Decree issued by the Ministry of Industry dated January 26, 2000 and subsequent amendments. On the basis of the regulations existing during 2002, Enel Produzione and Enel Green Power recorded a cost resulting from the application of the hydroelectric surcharge amounting to euro 424 million, that at December 31, 2002 was substantially paid.

The benefit resulting from the retroactive law resolution has not been accrued in the consolidated financial statements at December 31, 2002 due to the following:

•	the Law Decree was issued after December 31, 2002; and

•	The terms for the timing and terms of the reimbursement have not yet been issued.

The same law decree also includes provisions regarding stranded costs, reiterating their abolition from January 1, 2004 with regards to generation plants, though without defining the method for calculating the resulting benefit.

(e) Information regarding possible State subsidies to WIND

On March 7, 2003, the European Commission requested preliminary information from the Italian Government regarding possible State subsidies provided by Enel in favor of WIND. The Company is offering wide cooperation to the inquiry and believes that it is able to demonstrate to have kept a fair behavior in its relationships with WIND, consistent with the behavior of any private investor. Management believes the inquiry will not lead to any claim or formal litigation.

(f) Acquisition of the share in WIND held by France Telecom

On March 20, 2003, Enel reached an agreement for the acquisition of the 26.6% share of WIND’s capital stock held by Wireless Services Belgium SA (France Telecom Group), thus reaching control of all the company’s shares. The shares were acquired for euro 1.33 billion in cash, which includes the cancellation of the call option held by France Telecom giving the latter the right to increase its share in WIND to 44%. The agreement provides for a partial reimbursement mechanism in favor of France Telecom in case Enel should sell WIND shares before December 2004, receiving a price per share higher than that received by France Telecom pursuant to the present agreement. The transaction provides also for the transfer to Enel of the euro 173 million subordinated loan extended by France Telecom to WIND. Closing of this transaction is expected to occur in early July 2003.

(g) Investigation of the Milan Attorney General on three contracts carried out by Enelpower in Middle Eastern Asia

In February 2003, the public prosecutor of Milan seized documentation relating to certain transactions carried out by Enelpower in the Middle East. The seizure is part of a criminal proceeding against the former chief executive officer and a former senior executive of Enelpower and twelve other persons for the alleged commission of certain crimes, including embezzlement, fraud, corruption and false statements to shareholders, in connection with certain transactions carried out by Enelpower in the Middle East and Italy. On March 5, 2003, Enelpower was notified of the pending investigation and the possible administrative liability it may incur in relation to the alleged crimes. On June 6, 2003, the Tribunal in Milan, upon request of the Public Prosecutor, ordered the arrest of the former chief executive officer and a former senior executive of Enelpower on suspicion of such charges. None of the individuals charged to date are currently employed by Enel. Enel and Enelpower intend to seek compensation for any damages caused to them by any violations committed by former officers of Enelpower, should such violations be proved as a result of the pending investigation. Management believes the possible liability of Enel will not have a material impact on the Company’s consolidated financial statements.

(h) EuroBond Issue

On June 4, 2003, the Company launched a euro-denominated fixed rate bond issue of a total value for euro 1.5 billion. The issue is in two equal tranches, with maturities of 10 and 15 years. The 10-year bond, issued at 99.90, offers a coupon of 4.25%, corresponding to a spread of 48 basis points on the 10-year swap rate. The 15-year bond, issued at 99.369, offers a coupon of 4.75%, corresponding to a spread of 60 basis points on the 15-year swap rate.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of
Wind Telecomunicazioni SpA

We have audited the consolidated balance sheet of Wind Telecomunicazioni SpA (an Italian corporation) and its subsidiaries (the ''Company’’) as of December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the year then ended (all expressed in Euro). These financial statements are the responsibility of the Company’s directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wind Telecomunicazioni SpA and its subsidiaries as of December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in Italy.

We draw your attention to the matters regarding deferred tax assets and intangible assets as described in the notes to the consolidated financial statements.

We also draw your attention to the fact that this opinion relates only to the financial statements referred to above that were prepared under the Italian regulation governing financial statements and do not conform with accounting principles generally accepted in the United States (U.S. GAAP).

Rome, 19 March 2003

PricewaterhouseCoopers SpA

SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all the requirements of filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENEL S.P.A.

(Registrant)

/s/ FULVIO CONTI

FULVIO CONTI Chief Financial Officer
Date: June 30, 2003

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Paolo Scaroni, certify that:

1.	I have reviewed this annual report on Form 20-F of ENEL S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/S/ PAOLO SCARONI

Paolo Scaroni
Chief Executive Officer
June 30, 2003

Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

I, Fulvio Conti, certify that:

1.	I have reviewed this annual report on Form 20-F of ENEL S.p.A.;

2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)	designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)	evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and

c)	presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent function):

a)	all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weakness in internal controls; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and

6.	The registrant’s other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

/S/ FULVIO CONTI

Fulvio Conti
Chief Financial Officer
June 30, 2003

Index to Exhibits

1.1	By-laws of the Company.

3.1	List of Subsidiaries.

99.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.