Form 20-F
period 2003-12-31
ENEL SOCIETA PER AZIONI
filed 2004-06-30
CIK 1096200

As filed with the Securities and Exchange Commission on June 30, 2004

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 20-F
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR

(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2003
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 1-14970

ENEL-Società per Azioni

(Exact name of registrant as specified in its charter)
ENEL S.p.A.
(Translation of registrant’s name into English)
Italy
(Jurisdiction of incorporation or organization)
Viale Regina Margherita 137, Rome, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of each class	Name of each exchange on which registered
American Depositary Shares	New York Stock Exchange
Ordinary shares with a par value of Euro 1 each	New York Stock Exchange (*)

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

Yes       ☒      No      ☐

     Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17  ☐     Item 18  ☒

(*) Not for trading, but only in connection with the registration of the American Depositary Shares.

i

ii

ITEM 16. [RESERVED]	180
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT	180
ITEM 16B. CODE OF ETHICS	180
ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES	180
PART III ITEM 17. FINANCIAL STATEMENTS	181
ITEM 18. FINANCIAL STATEMENTS	181
ITEM 19. EXHIBITS	182
EXHIBIT 1.1
EXHIBIT 3.1
EXHIBIT 4.1
EX-12.1
EX-12.2
EX-13.1

iii

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

     Unless we indicate otherwise, the financial information contained in this annual report is prepared in accordance with Italian GAAP, which are the accounting principles prescribed by Italian law, and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragioneri (National Board of Chartered Accountants) and, to the extent such requirements or principles are silent on particular issues and not at variance, by those standards laid down by the International Accounting Standards Board (I.A.S.B.). These principles are described in note 2 to our consolidated financial statements included in this annual report. These principles differ in certain respects from generally accepted accounting principles in the United States or U.S. GAAP. We describe these differences in note 23 to our consolidated financial statements. Unless indicated otherwise, any reference in this annual report to our consolidated financial statements is to the consolidated financial statements (including the notes to the consolidated financial statements) included in this annual report.

     We publish our consolidated financial statements in euro. In this annual report, unless we specify otherwise or the context otherwise requires:

•	References to “dollars”, “$” and “U.S. dollars” are to United States dollars;

•	References to “lire,” “lira” or “Lit.” are to Italian lire; and

•	References to “€”, “euro” or “Euro” are to the euro, the single currency established for participants in the third stage of the European Economic and Monetary Union, or EMU, commencing January 1, 1999. The Republic of Italy is a participant in EMU. From January 1, 1999 through December 31, 2001, the lira existed solely as a subdivision of the euro and the euro existed in electronic form only. During such period, non-cash transactions were conducted in either euro or lire. Euro notes and coins were circulated for the first time on January 1, 2002. As of March 1, 2002, only euro notes and coins are legal tender in Italy and the other participating member states and the lira has ceased to exist.

     To facilitate a comparison, all lire-denominated financial data for periods prior to January 1, 2001 included in this annual report have been restated from lire to euro at the fixed rate as of December 31, 1998 established by the European Central Bank of Lit. 1,936.27 = Euro 1.00.

     For convenience only and except where we specify otherwise, we have translated certain euro figures into dollars at the rate of Euro 1.00 = $1.2597, the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”) on December 31, 2003, the date of the most recent balance sheet included in this annual report. By including convenience currency translations in this annual report, we are not representing that the euro amounts actually represent the dollar amounts shown or could be converted into dollars at the rates indicated. On June 15, 2004, the noon buying rate for euro was $ 1.2139 = Euro 1.00. For information about the rate of exchange between the dollar and the euro since January 1, 1999, you should read “Item 3. Key Information—Exchange Rates”.

     In this annual report, “Enel” and the “Company” refer to ENEL S.p.A. and the terms “Enel Group”, “Group”, “we”, “us” and “our” refer to ENEL S.p.A., together with its consolidated subsidiaries. All references to “Italy” or the “State” are to the Republic of Italy. All references to the “Treasury Ministry” or the “Treasury” are to the Ministry of Economy and Finance and its predecessor, the Ministry of the Treasury, Budget and Economic Planning of the Republic of Italy. All references to the “Industry Ministry” are to the Ministry of Productive Activities and its predecessor, the Ministry of Industry, Commerce and Handcrafts of the Republic of Italy, all references to the “Environment Ministry” are to the Ministry of the Environment of the Republic of Italy, all references to the “Energy Authority” are to the Authority for Electric Energy and Gas of the Republic of Italy, all references to the “Communications Authority” are to the Authority for the Guarantee of Communications of the Republic of Italy, and all references to the “Antitrust Authority” are to the Antitrust Authority of the Republic of Italy. All references to the Gestore della Rete are to the Gestore della Rete di Trasmissione Nazionale S.p.A., a company owned by the Treasury Ministry that manages Italy’s national electricity transmission grid.

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

CO2	Carbon Dioxide.

Combined Cycle Gas Turbine	A type of generating plant that produces electricity through both gas turbines and steam turbines. Conventional boilers or other generators recover and use the heat exiting from gas turbines.

Co-generation	The simultaneous generation of steam and electricity, typically where the need arises for industrial purposes.

Generating unit	An electric generator together with the turbine or other device which drives it.

Gigawatt (GW)	1,000,000,000 watts (1,000 megawatts).

Gigawatt hour (GWh)	One gigawatt of power supplied or demanded for one hour.

Installed capacity	The maximum power which could be produced continuously throughout a prolonged period of operation. All equipment is assumed to be fully operational.

Kilovolt (kV)	1,000 volts.

Kilovolt ampere (kVA)	1,000 volts ampere.

Kilowatt (kW)	1,000 watts.

Kilowatt hour (kWh)	One kilowatt of power supplied or demanded for one hour.

Megawatt (MW)	1,000,000 watts (1,000 kilowatts).

Megawatt hour (MWh)	One megawatt of power supplied or demanded for one hour.

Megavolt ampere (MVA)	1,000,000 volts ampere.

NOx	Nitrogen oxides.

NH3	Ammonia.

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

PART I

Item. 1 IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

     Not applicable.

Item. 2 OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

Item 3. KEY INFORMATION

The Enel Group

     We are the principal electricity company in Italy, with the leading position in the generation, distribution, sale and transmission of electricity. Our net electricity production in 2003 was 137.8 TWh. Our net production increased by 5%, or by 6.4 TWh, in 2003 as compared to 2002. Based on data provided by the Gestore della Rete, we estimate that our production represented 49.4% of Italian net production during 2003. We believe that, in terms of the volume of electricity sold in the year 2003, we were one of the largest electric utilities in Europe. According to Bloomberg, as of March 31, 2004, based on market capitalization, we were the largest publicly traded electric utility in Europe. Based on revenues, we were one of the largest industrial companies in Italy, with operating revenues of Euro 31,317 million, or approximately $39,450 million, in 2003. We earned net income of Euro 2,509 million, or $3,161 million, in 2003.

     The Republic of Italy, through the Treasury Ministry, currently owns approximately 50.35% of Enel’s shares, having sold approximately 32% of the Company’s shares in our initial public offering in 1999 as part of the privatization and liberalization of the Italian electricity market, and subsequently selling stakes of approximately 7% in the context of a private placement transaction in November 2003 and approximately 10% to Cassa Depositi e Prestiti S.p.A., a state-controlled company, in December 2003. Our current senior management team has focused on preparing to face the challenges posed by market deregulation by capitalizing on our expertise in the electricity and gas sectors and by seeking new opportunities for growth in Italy and abroad. We intend to focus on our core energy business, achieve cost leadership in the generation, distribution and sale of electricity and gas, and make customer care a high priority. In addition, we will continue to evaluate strategically relevant international opportunities, both in new markets and in our existing markets, such as Spain and Bulgaria and, in the area of renewable energy, in North and Central America.

     We view our telecommunications activities solely as a financial investment.

Selected Consolidated Financial Data

     You should read the following selected consolidated financial data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

     Our consolidated financial statements and the notes thereto included herein have been prepared in accordance with Italian GAAP, which differs in certain important respects from U.S. GAAP. For an explanation and quantification of such differences, see notes 23 and 24 to our consolidated financial statements included herein.

	As of December 31,
	1999	2000	2001	2002		2003	2003(2)
	(euro in millions, except per share amounts) (1)						(dollars in millions, except per share amounts)
Consolidated Statement of Income Data
Amounts in accordance with Italian GAAP:
Operating revenues	€20,960	€25,109	€28,781	€29,977		€31,317	$39,450
Operating expenses:
Depreciation and amortization	3,203	3,459	4,459	4,477		4,516	5,689
Other	12,372	16,897	20,844	22,620		22,069	27,800

Total operating expenses	15,575	20,356	25,303	27,097		26,585	33,489

Operating income	5,385	4,753	3,478	2,880		4,732	5,961
Financial income (expense)	(584)	(648)	(1,110)	(1,178)		(1,130)	(1,423)
Equity losses(3)	(227)	(458)	(85)	(59)		(73)	(92)
Extraordinary income (expense)(4)	(547)	192	2,318	736		(136)	(171)
Income before taxes	4,027	3,839	4,601	2,379		3,393	4,275
Income taxes	1,683	1,649	649	608		966	1,217
Net income (after minority interest)	€2,345	€2,188	€4,226	€2,008		€2,509	$3,161

Earnings per share(5)	€0.19	€0.18	€0.70	€0.33		€0.41	$0.52
Number of shares outstanding (in millions)	12.126	12.126	6.063	6.063		6.063	—
Amounts in accordance with U.S. GAAP(6):
Operating revenues	€21,053	€26,432	€28,781	€30,604		€31,237	$39,349
Depreciation and amortization	3,064	3,485	4,478	4,069		4,506	5,676
Operating income (7)	5,102	4,065	5,337 (*)	2,617	(**)	4,966	6,255
Income before taxes (7)	4,228	3,125	3,965	1,373		3,798	4,784
Net income	2,295	1,841	3,688	1,399		2,376	2,993
Earnings per share(5)	€0.19	€0.15	€0.61	€0.23		€0.39	$0.49

  (*)   Includes gain on sale of Elettrogen, previously classified as other non-operating income (expense).
(**)   Includes gain on sale of Eurogen, previously classified as other non-operating income (expense).
See notes on next page.

	As of December 31,
	1999	2000	2001	2002	2003	2003(2)
	(euro in millions) (1)					(dollars in
						millions)
Consolidated Balance Sheet Data
Amounts in accordance with Italian GAAP:
Fixed assets, net	€37,914	€35,744	€35,004	€37,533	€37,155	$46,804
Current assets	6,193	9,456	11,902	14,464	14,520	18,291
Total assets	45,017	49,633	63,190	67,019	68,930	86,831
Current liabilities	10,796	15,621	19,164	21,916	22,908	28,857
Short-term debt(8)	3,481	6,406	7,107	8,371	8,643	10,888
Long-term debt(9)	8,760	7,984	16,072	17,172	18,005	22,681
Shareholders’ equity	17,577	18,312	20,966	20,772	21,124	26,610
Amounts in accordance with U.S. GAAP(6):
Fixed assets, net	€37,709	€37,403	€36,035	€38,304	€37,407	$47,122
Total assets	45,341	54,535	63,799	66,423	68,505	86,296
Short-term debt(8)	3,481	6,406	7,107	8,371	8,643	10,888
Long-term debt(9)	8,760	10,301	16,072	17,172	18,005	22,681
Shareholders’ equity	16,989	17,438	19,467	18,526	18,651	23,495
Consolidated Cash Flow Data
Amounts in accordance with Italian GAAP:
Net cash provided by operating activities	€6,978	€4,900	€6,164	€4,793	€7,173	$9,036
Net cash used in investing activities	(2,351)	(3,429)	(8,666)	(4,206)	(4,695)	(5,914)
Net cash (used in) provided by financing activities	(5,571)	(1,510)	2,598	(774)	(2,426)	(3,057)
Amounts in accordance with U.S. GAAP(6):
Net cash provided by operating activities	7,010	4,937	5,554	3,815	6,843	8,620
Net cash used in investing activities	(2,383)	(3,468)	(8,707)	(4,241)	(4,730)	(5,958)
Net cash (used in) provided by financing activities	(5,571)	(1,509)	3,249	239	(2,061)	(2,596)

	As of December 31,
	1999	2000	2001		2002		2003
Operating Data (unaudited)
Gross installed capacity (GW)	59.4	58.9	52.0	(10)	45.3	(14)	45.7
Domestic generation (TWh)(11)	178.8	182.5	169.1	(12)	145.1	(13)	137.8
Domestic sales to final customers (TWh) (11)	230.5	222.9	206.0		194.3		152.2
Customers (millions)	29.7	29.8	29.8		28.8		28.9
Employees	78,511	72,647	72,661		71,204		64,770

(1)	Lira amounts relating to the fiscal years 1999 to 2001 have been translated into euro amounts at the fixed rate of Lit. 1,936.27 = Euro1.00.

(2)	We have translated euro amounts into dollar amounts at the noon buying rate for euro on December 31, 2003 of Euro 1.00 = $ 1.2597.

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

(5)

We calculate earnings per share by dividing our consolidated net income by the number of ordinary shares outstanding during each period. Prior to our initial public offering in November 1999, all of our ordinary shares were owned by the Treasury Ministry. Following the offering, and at December 31, 2003, the Treasury Ministry owned approximately 51% and its subsidiary Cassa Depositi e Prestiti S.p.A. owned approximately 10% of our ordinary shares. You should consider that our share capital was Lit. 12,126,150,379,000 (corresponding to Euro 6,262,634,018) divided into 12,126,150,379 shares with a par value of each share of Lit. 1,000 (corresponding to Euro 0.52) until July 9, 2001, the date on which both the re-denomination of our share capital in euro and the one-for-two reverse stock split became effective. As a result of the re-denomination and the reverse stock split, our share capital amounted to Euro 6,063,075,189, divided into 6,063,075,189 shares, each with a par value of Euro 1. Currently, our share capital amounts to Euro 6,097,105,820 divided into 6,097,105,820 shares with a par value of Euro 1.

(6)

For information concerning differences between Italian GAAP and U.S. GAAP that are relevant to our consolidated financial statements, you should read notes 23, 24 and 25 to our consolidated financial statements.

(7)

Operating income under U.S. GAAP in 2000, 2001 and 2002 is affected by the different treatment under U.S. GAAP of extraordinary contributions to the national pension system (Euro 577 million, Euro 523 million and Euro 446 million, respectively). In 2002, it also includes the write-down of goodwill related to WIND for an amount of Euro 2,336 million. See note 23 to our consolidated financial statements.

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

	End of period	Average	High	Low
	U.S. dollars per euro (1)
Year:
1999	1.0070	1.0588
2000	0.9388	0.9207
2001	0.8901	0.8909
2002	1.0485	0.9495
2003	1.2597	1.1411
Month ended:
December 31, 2003			1.2597	1.1956
January 31, 2004			1.2853	1.2389
February 29, 2004			1.2848	1.2426
March 31, 2004			1.2431	1.2088
April 30, 2004			1.2358	1.1802
May 31, 2004			1.2274	1.1801

(1)	Based on the Noon Buying Rate for the euro for the periods indicated.

     Our ordinary shares are quoted in euro on Telematico, the Italian automated screen-based trading market managed by Borsa Italiana. Our American Depositary Shares, or ADSs, are quoted in U.S. dollars and traded on the New York Stock Exchange.

     The fixed conversion rate between the euro and the lira established on December 31, 1998 was Lit. 1,936.27 = Euro 1.00.

     On June 15, 2004 the noon buying rate for the euro was $1.2139 = Euro 1.00.

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

   Risks Relating to Our Energy Business

We must overcome regulatory challenges to implement our new strategy

     Regulatory changes implemented in Italy as part of the general liberalization of the electricity market in the past few years have led to increased competition and placed limits on the size of our power generation and other businesses. Even so, in 2002, our new management team made a strategic decision to move away from the diversification strategy we had been pursuing in recent years and to refocus on our core energy business.

     As regards our electricity business, by law, since January 1, 2003, no single company or group may generate and/or import more than 50% of the total of imported and domestically produced electricity in Italy. As a result of this limit, we were required to sell not less than 15,000 MW of our generating capacity by January 1, 2003, which we achieved through the sale of Elettrogen S.p.A., Eurogen S.p.A. and Interpower S.p.A., three generating companies we call the “Gencos” (see “Item 4. Information on the Company—Business—The Enel Group—Disposal of the Gencos”). Based on data from the Gestore della Rete, we estimate that our market share in the sale of electricity in Italy decreased from 92% in 1999 to 56% in 2003, and we expect our market share to continue to decline in the coming years as liberalization progresses. As a consequence of our disposal of the three Gencos, our operating profits have declined, and will continue to do so as a result of the increased competition and regulatory constraints on our market share, unless we are able to offset the decrease in sales volumes of our generation business through improved efficiency, increased sales in other areas of our business or international expansion.

     Our entry into the gas sector also exposes us to risks relating to market regulation. Italian regulations enacted in May 2000 have sought to introduce competition into the Italian natural gas market through the liberalization of the import, export, transport, dispatching, distribution and sale of gas. However, we cannot predict whether or when these regulations will result in a fully liberalized market, or how the natural gas market will develop under these conditions. On January 1, 2003, the gas market was supposed to be completely liberalized, with sellers able to freely determine prices for all customers. However, the Energy Authority, which retained the right to control prices for certain, mainly residential, customers after that date, imposed a price freeze through December 2003 and, then new tariff criteria with respect to those customers at the levels that were in place on December 31, 2002. The Energy Authority must decide by July 31, 2005, whether to allow distributors to freely set the prices charged to these customers. It is also still in the process of establishing regulations to govern certain activities on the free market (such as sales regulations, network codes and provider-switching procedures).

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

We face increasing competition in the electricity market

     For many years we had virtually no competition in the markets for the generation, transmission and distribution of electricity in Italy. The increase in competition under the electricity market structure called for by the Bersani Decree, a law enacted in 1999 with the intent of liberalizing the Italian electricity market, may materially adversely affect our results of operations and financial condition by further reducing our market share, revenues and/or profits. Under this structure, the number of customers able to purchase electricity on the free market will continue to increase each year as consumption thresholds determining eligibility drop, until all customers become eligible in 2007.

     Our competitors in the generation business include independent power producers and municipal utilities. In addition, our disposal of the Gencos has exposed us to increasing competition from other operators of electricity generating capacity, including Italian and international power companies. In sales of electricity on the free market, we also face competition from suppliers and wholesalers that are intensive users of electricity and may resell to other end users the electricity that they purchase. In addition, we face increased competition following the introduction, on March 31, 2004, of the Borsa dell’Energia Elettrica, or pool market for electricity, where prices are determined by competitive bidding. We expect that competition will increase further due to:

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

     For a more complete description of the regulation of the industry and the way we expect it to affect the electricity market, you should read “Item 4. Information on the Company—Regulatory Matters#Electricity Regulation”.

Future regulation could have a significant adverse effect on our energy businesses and their profitability

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

In the future we will be unable to control Terna’s strategy and our disposal of all or part of our interest in Terna may occur on unfavorable terms

     While the management and operation of the national electricity transmission grid are currently entrusted in the Gestore della Rete, which is wholly owned by our controlling shareholder, the Treasury Ministry, we own 94.136% of this grid through our subsidiary Terna S.p.A., in which we hold only a 50% interest; the remaining shares are publicly held, as on June 23, 2004, we completed an initial public offering in Italy and a private placement with certain institutional investors ( in accordance with Rule 144A and Regulation S under the United States Securities Act of 1933) of the other 50% of Terna’s shares receiving gross proceeds of Euro 1,700 million. A recently enacted decree provides for the transfer, by October 31, 2005, of the management and operation of the national transmission grid from the Gestore della Rete to Terna, which will retain the ownership of the grid assets. Upon this transfer, no electricity operator, including us, shall be entitled to voting rights in excess of 5% with respect to the appointment of Terna’s directors. You should read “Item 4. Information on the Company#Regulatory Matters—Electricity Regulation” for a detailed discussion of these restrictions. As a result of this transfer and these restrictions, we will no longer control Terna, even in the event that we still own 50% of its share capital, and we will therefore have to deconsolidate its operations. This may have a material adverse effect on our business prospects, financial condition and results of operations.

     In addition, the recently enacted decree requires that we reduce our holding in Terna to no more than 20% by July 1, 2007 and imposes certain restrictions on how we can effect such reduction. You should read “Item 4. Information on the Company#Regulatory Matters—Electricity Regulation” for a discussion of these restrictions. As a result of our obligation to reduce our holding in Terna and the restrictions on voting rights imposed by the decree, we may have to dispose of our holding in Terna at prices and terms less favorable than those we would obtain in the absence of these constraints or those that we obtained in the initial public offering of Terna shares.

Significant increases in fuel prices or disruptions in our fuel supplies could have a negative effect on our business

     Our thermal generating plants use fuel oil, natural gas and coal to generate electricity. Increases in energy prices, therefore, have a direct effect on our operating costs. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world that we can neither control nor accurately predict. While the government-set tariffs we charge on the regulated market include a component intended to compensate us for changes in the cost of fuel, the introduction of the pool market and the increase in the number of consumers who qualify to participate in the free market will increase risks relating to fuel price fluctuations.

     In addition, our use of natural gas has increased in recent years, and can be expected to continue to increase in the near future, particularly as we continue to convert plants to combined cycle technology. In 2003, approximately 35% of the electricity we produced was generated by plants using natural gas. A significant portion of the natural gas we currently use depends on direct supplies from Algeria and Nigeria. Security concerns associated with this imported supply add an element of uncertainty regarding our continued ability to procure sufficient quantities of natural gas.

     If there are substantial increases in the price of the fuels we use to generate electricity that we are unable to pass on to our customers, or if adequate supplies of fuel become unavailable in the future, our results of operations and financial condition may be materially adversely affected.

We may not be able to realize the benefits of acquisitions in our gas distribution business

     A significant part of our strategy going forward is to develop and increase our natural gas distribution activities. As part of this strategy, we have acquired a number of natural gas distributors with operations in various Italian regions during the past three years, including Enel Rete Gas (formerly Camuzzi Gazometri S.p.A.), one of the largest alternative gas distributors in Italy. We are in the process of integrating these several entities into one gas distribution company in order to improve the efficiency of our operations. There can be no assurance that we will be able to realize potential synergies, cost savings or other benefits expected from their integration.

Our expansion outside of Italy subjects us to risks associated with local market conditions

     We have in recent years expanded our operations overseas. We have operations in the electricity generation and distribution market in Spain and in the renewable energy sector both in Spain and in North and Central America. In 2003, we entered the Bulgarian market with our acquisition of a controlling stake in Entergy Power Holding Maritza BV, which owns a power generation plant in Bulgaria. We will continue to evaluate opportunities abroad and may expand our investments in these countries or in new markets. Our acquisition of businesses outside of Italy requires us to become familiar with new markets and competitors, and exposes us to local economic, regulatory and political risks. Operating internationally may also subject us to risks related to currency exchange rate fluctuations, foreign investment restrictions or restrictions on remittances by local subsidiaries. Depending on the circumstances, unfavorable developments in one or more of these areas in a foreign country in which we have operations could adversely affect our business prospects, financial condition and results of operations.

New regulations may limit our ability to recover fully our stranded costs

     Our stranded costs mainly consist of costs resulting from governmental requirements imposed in the past on the design and operation of our generation plants. In particular, because of governmental policies, we built most of our plants to ensure a high degree of flexibility in the type of fuel that they could use. The Industry Ministry and the Treasury Ministry determined which costs were to be considered as recoverable stranded costs and established a system to recover them. Under that system, we were to be permitted to recover a significant portion of our stranded costs between 2000 and 2006. However, a law enacted in April 2003 has narrowed the type of stranded costs that we will be able to recover after January 1, 2004 to those incurred in connection with our imports of liquefied natural gas from Nigeria. This law also provides that our recoverable stranded costs for the 2000-2003 period will be determined under parameters to be set by the Industry Ministry and the Treasury Ministry, after consultation with the Energy Authority. We cannot predict how the Industry Ministry and Treasury Ministry will calculate these costs, or whether the amounts we will be permitted to recover, if any, will be sufficient to reimburse us for costs actually incurred. You should read “Item 4. Information on the Company—Regulatory Matters—Electricity Regulation—The tariff structure—Stranded costs” for a more detailed description of the stranded costs recovery plan.

Recent acquisitions have resulted in an increase in our level of indebtedness, and may result in credit rating downgrades or otherwise affect our financial condition

     Recent acquisitions have had and will continue to have a significant effect on our results of operations and financial condition. Our acquisition of Infostrada, Italy’s second-largest provider of fixed-line telephone services in 2001, has had a negative impact on our results through the amortization of Euro 7,631 million in goodwill that arose from the transaction, and the indebtedness incurred to finance the acquisition has negatively affected our financial condition. In addition, in July 2003, we acquired the 26.6% stake in WIND then held by Wireless Services Belgium SA, a subsidiary of France Télécom. We paid France Télécom a purchase price of Euro 1,330 million and reimbursed it for a capital contribution of Euro 59 million it had made to WIND. Thus, we became WIND’s sole shareholder. After the announcement of this transaction, Standard & Poor’s Rating Services changed the outlook on our long-term debt from stable to negative, and Moody’s Investors Service changed the outlook for all of its ratings on our debt from stable to negative, although both agencies confirmed their rating of A+ and A1, respectively, for our long-term debt. However, on June 17, 2004, Standard & Poor’s Rating Services changed the outlook on our long-term debt from negative to stable. Credit rating downgrades would increase our borrowing costs. Our long-term financial debt at March 31, 2004, was Euro 22,683 million. If we incur additional indebtedness to finance future acquisitions, or if such transactions generate significant amounts of goodwill or result in the downgrade of our credit ratings, it could have a material adverse effect on our financial condition and results of operations. See “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources”.

We have had to increase investments and may incur additional costs to comply with regulations on the quality of electricity service

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

     In order to comply with these regulations and provide our electricity services in accordance with the quality-of-service standards, we invested approximately Euro 1,740 million from 2001 through 2003, and have in place a plan requiring expenditures of approximately Euro 2,030 million in the period 2004-2008 to enhance the quality of our service. We cannot be sure that our planned levels of capital expenditures will be adequate to ensure our compliance with existing quality-of-service targets, including those with respect to continuity of service, or whether our results of operations may be adversely affected by our failure to meet these targets, or by any penalties we might be required to pay as a result of any such failure.

Our core energy businesses and other activities are subject to numerous environmental regulations that could significantly affect our results of operations and financial condition

     Our core electricity and gas businesses and other activities, such as power-related engineering and construction and telecommunications, are subject to extensive environmental regulation under Italian law, including laws adopted to implement European Union regulations and directives and international agreements on the environment. Environmental regulations affecting our business primarily relate to air emissions, water pollution, waste disposal and electromagnetic fields. The principal air emissions deriving from fossil-fueled electricity generation are sulfur dioxide (SO2), nitrogen oxides (NOx), carbon dioxide (CO2) and particulate matter such as dust and ash. A primary focus of environmental regulation applicable to our business is to reduce these emissions.

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

     We spent a total of Euro 321 million (including environmental taxes) in 2003 on measures to minimize the impact of our operations on the environment, including measures to comply with applicable law. Major expenditures include capital expenditures to limit SO2 and NOx emissions in generation and to install underground cables in our distribution network. We also incurred approximately Euro 447 million in additional fuel costs in 2003 to comply with environmental regulations.

     In addition, we are parties to a significant number of legal proceedings relating to environmental matters. The aggregate amounts of damages that we may be required to pay and the aggregate costs of remediation or preventive measures we may be required to implement following final adjudications in these proceedings may be significant.

     You should read “Item 4. Information on the Company—Regulatory Matters—Environmental Matters” and “Item 8. Financial Information—Other Financial Information—Legal Proceedings” for a more complete discussion of environmental matters. See also “We may incur significant capital expenditures to comply with legislation on electromagnetic fields; we may not be fully reimbursed for these capital expenditures”, below.

Further power outages involving our electricity operations could adversely affect our results of operations and financial condition

     On September 28, 2003, Italy suffered a complete blackout of electrical service that affected the entire country other than the island of Sardinia. After the blackout, approximately 21 hours were necessary before electricity became available again to all customers. This blackout was one of a number of major power outages in countries in Europe and North America during 2003, including in Denmark, Sweden, the United Kingdom, the United States and Canada. While a variety of factors caused these blackouts, all except that in the United Kingdom involved a local or regional inadequate balance between power production and consumption, with single failures triggering a cascade-like shutdown of lines and power plants following overload or voltage problems. The liberalization of the EU electricity market has only increased these types of problems in recent years, partially because there has been a shift towards unrestricted cross-border physically-settled electricity trading. This shift to unrestricted electricity trading has imposed a substantially higher load on the international grid, leading to transmission bottlenecks at many locations in Europe, including at the Italian border, and lower safety reserves. Although the power failure in Italy has not yet had a material impact on our operations or financial results in 2003, we cannot give assurance that power failures involving our operations will not occur in the future, or that any such power failure would not have a material adverse effect on our business and results of operations.

     In addition, following the September 28 blackout, certain of our customers brought legal actions against us in the Italian courts seeking damages. As of June 15, 2004, approximately 2,500 of our customers have brought legal actions against Enel Distribuzione or Enel S.p.A. in Italian courts seeking aggregate damages for approximately Euro 2.9 million. So far, the courts issued two decisions, one favorable to us and one unfavorable to us. The unfavorable decision, which we have appealed, requires us to pay only Euro 25 to the plaintiff. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings”. Although the claims of each of the individual plaintiffs are for minor amounts, an increase in the number of decisions finding us liable for such damages could result in an increase in the number of such claims filed and the magnitude of the damages sought.

     Furthermore, on September 29, 2003, the Energy Authority of Italy initiated an inquiry into why and how the Italian blackout occurred and who may have been responsible. On June 9, 2004, the Energy Authority published a preliminary report that, while not making any definitive finding regarding responsibility, raised the possibility that the blackout may have been partially attributable to the conduct of Italian generation and distribution companies, including us. While we do not believe we were responsible for the blackout, we cannot exclude the possibility that we will be held liable for it by the Italian courts and/or by the Energy Authority. Any finding of liability on our part could result in the imposition of fines and in additional lawsuits by other parties against us, which could have a material adverse effect on our financial condition and results of operations.

We have been and are subject to investigations concerning certain disruptions experienced in the Italian electricity supply; adverse findings could have a material adverse effect on our business, financial condition and results of operations

     Certain disruptions in the Italian electricity supply were experienced on June 26, 2003. These disruptions, which we effected upon request of the Gestore della Rete, were defense procedures which are carried out when the electricity available cannot satisfy the demand for it and are intended to prevent the entire electricity system from collapsing. The disruptions lasted for approximately 90 minutes each and concerned an aggregate of approximately 7 million customers. The Energy Authority’s initial inquiry into these disruptions was completed in November 2003. In its December 2003 report, the Energy Authority primarily attributed the low amount of electricity available, which resulted in the adoption of these defense procedures, to certain structural causes including insufficient domestic generation capacity, the resulting dependence of the Italian electricity system on imported electricity, and the reduction of the available interconnection capacity attributable to a heat wave, as well as to certain specific conditions (including a 800 MW reduction of imports of electricity from France under the import agreement between Enel and Eléctricité de France). The Energy Authority censured the Gestore della Rete and generation companies, including us, arguing that the disruptions were due, among other things, to the unavailability of certain plants that we were required to maintain in operations. We have contested the conclusions reached by the Energy Authority. On April 2, 2004, the Authority decided to initiate a formal inquiry to determine the responsibilities of the parties involved in the events of June 26, 2003. Any finding of liability on our part could result in the imposition of fines and in potential lawsuits against us, which could have a material adverse effect on our financial condition and results of operations.

We have been and are subject to market abuse investigations; adverse findings could have a material adverse effect on our financial condition and results of operations

     We are currently one of a number of companies under investigation by the Energy Authority for possible abuse of dominant position in the electricity market in connection with a sharp increase in the price of electricity on the pool market over a three-day period in June 2004. On June 9, 2004, the Energy Authority began an investigation to ascertain whether this price increase was caused by an exercise of market power by the entities with a dominant position in the business of electricity supply in Italy, including us.

     This investigation is not the first of its nature to which we have been subject in recent years. We are currently appealing the imposition of a €2.5 million fine on us in November 2003 as a result of an adverse ruling by the Italian Antitrust Authority in connection with alleged abuse of dominant position by us and Enel Energia in 2002 in our sales of electricity to Eligible Customers. See “Item 8. Financial Information—Other Financial Information—Legal Proceedings”.

     We cannot exclude the possibility that we will be held liable in the current investigation by the Energy Authority, nor that there will be other such investigations by the Energy Authority or the Antitrust Authority in the future. Should we be held liable for market abuse in the current or any such future investigation, and should such liability result in the imposition of significant fines or of material restrictions on out activity, there could be a material adverse affect on our financial condition and results of operations.

  Risks Relating to Our Other Businesses

We may be unable to divest our telecommunications business on acceptable terms

     We view our telecommunications activities solely as a financial investment. We expect to dispose of all or part of our telecommunications operations at some point in the future. Although this planned divestment generally fits into our strategy of focusing on our core energy business, there can be no assurance that we will be able to sell these assets in accordance with our own timetable, if at all, or that any sales will be made on favorable terms. Our inability to dispose of this business on acceptable terms could have a material adverse effect on our business strategy and financial condition.

WIND’s ability to offer competitive services depends on the use of rapidly changing technologies, which are unproven and can require significant expenditures

     The telecommunications industry is subject to rapid technological change, which puts pressure on existing participants and new entrants to develop new or advanced fixed-line, mobile or Internet technologies that are unproven and may not provide the expected advantages over existing technologies. We cannot predict the effect of these technological changes on WIND or its ability to provide competitive services.

     For example, as of December 31, 2003, WIND made total payments of Euro 2,447 million in order to acquire and operate a UMTS license from the Italian government for the provision of third generation mobile telephony services. WIND will be required to make substantial investments during the next several years in order to build out its UMTS network and develop related services and products, as well as paying approximately an additional Euro 253 million in respect of its license over the next eight years. UMTS technology and UMTS-related services, however, are not yet fully tested. If UMTS technology is not developed on a timely basis, or if it does not deliver the anticipated advantages over current services or gain widespread acceptance, WIND’s results of operations could be materially and adversely affected.

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

WIND faces increasing competition

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

     In its mobile telephone business, WIND faces strong competition, particularly from Telecom Italia Mobile and Vodafone Omnitel, the two leading wireless operators in Italy, and from “3”, a mobile operator which launched its commercial services in 2003 and which, along with Telecom Italia Mobile, Vodafone Omnitel and WIND, successfully bid for UMTS licenses for third-generation mobile telephony services in 2000.

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

WIND relies on agreements with other fixed-line and mobile telephone carriers to provide telephone services

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

WIND may not be able to expand its fixed-line business as planned if it does not implement access to the local loop on a timely basis

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

WIND’s ability to build out its network is dependent on its receipt of licenses and government authorizations

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

     We have made significant capital investments in developing WIND’s telecommunications business. We incurred a substantial amount of debt and made significant expenditures in connection with WIND’s purchase of a third generation UMTS mobile license and our acquisition of Infostrada.

   Other Risks Relating to Our Businesses

We may incur significant capital expenditures to comply with legislation on electromagnetic fields; we may not be fully reimbursed for these capital expenditures

     In 2001, the Italian parliament passed a law intended to protect the general public and workers against alleged potential long-term health effects of exposure to electromagnetic fields generated by both low frequency infrastructure, including electricity transmission and distribution lines and substations, and high-frequency infrastructure, including the transmission stations that WIND uses to provide mobile telephone services. The law provides for the adoption and implementation of programs to bring existing electricity transmission and distribution lines, substations and high frequency infrastructure into compliance with electromagnetic exposure requirements to be set by the Italian government. If the Italian government were to set limits that are stricter than those currently in effect, we could be required to upgrade, move or make other changes to some of our mobile telephony infrastructure or our existing electricity lines and transmission and distribution facilities. This process would increase our costs. Although with respect to electricity transmission and distribution lines and substations, the law requires the Energy Authority to set criteria, terms and conditions for the recovery of the costs that the owners would bear in implementing any required restructuring, any actual reimbursements we would receive may be lower than our actual costs. Our results and financial condition may be adversely affected as a consequence. You should read “Item 4. Information on the Company—Regulatory Matters—Environmental Matters” for a more detailed description.

If the Italian government reduces early retirement pensions, it will be more expensive for us to continue our plan of voluntary workforce reduction

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

   Risks relating to Enel’s Ordinary Shares and ADSs

The Treasury Ministry is Enel’s majority shareholder and will continue to control important actions of the Company

     The Treasury Ministry holds approximately 50.35% of Enel’s outstanding share capital and therefore controls the Company. In addition, Cassa Depositi e Prestiti S.p.A., a company controlled by the Treasury Ministry, holds an additional 10.29% shareholding.

     As long as the Treasury Ministry holds a majority of Enel’s ordinary shares, it will have the right to:

•	Control a number of important actions that the Company takes, including the power to block capital increases and other amendments to Enel’s by-laws;

•	Elect the chairman of the board of directors and all but one-fifth of the other directors; and

•	Appoint two members (one of whom will be appointed chairman) and an alternate member to Enel’s board of statutory auditors.

The special powers of the Italian government may limit Enel’s shareholders’ ability to benefit from a premium in connection with a change of control transaction

     The Italian privatization law and Enel’s by-laws confer upon the Italian government, acting through the Treasury Ministry (which will act after consultations with and in agreement with the Industry Ministry), certain special powers with respect to the Company’s business and actions by its shareholders. These powers may permit the government to influence the Company’s business regardless of the level of its shareholding. The government may review the scope and duration of the Treasury Ministry’s special powers starting in September 2004.

     The Treasury Ministry may directly appoint one non-voting member of Enel’s board of directors, in addition to the directors elected by the Treasury Ministry in its capacity as a shareholder. In addition, the Treasury Ministry, under certain conditions, has veto power over:

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

The value of the ordinary shares or ADSs may be adversely affected by sales of substantial amounts of ordinary shares by the Treasury Ministry or the perception that such sales could occur

     The Treasury Ministry may sell additional portions of its shareholding in Enel at any time. There are no minimum ownership or similar requirements under Italian law that would limit sales of additional shares by the Treasury Ministry. Sales of substantial amounts of Enel’s ordinary shares by the Treasury Ministry, or the perception that such sales could occur, could adversely affect the market price of Enel’s ordinary shares and American Depositary Shares, or ADSs, and Enel’s ability to raise capital through equity offerings.

The dollar value of dividends Enel pays in respect of the Company’s ordinary shares and ADSs will be affected by the euro/dollar exchange rate

     Enel pays cash dividends in euro; as a result, exchange rate movements may affect the U.S. dollar amounts that investors receive from the depositary if they hold ADSs. The price of Enel’s ordinary shares is quoted in euro. Exchange rate movements may also affect the U.S. dollar price of the ADSs and the U.S. dollar equivalent of Enel’s ordinary share price.

If you hold ADSs rather than ordinary shares it may be difficult for you to exercise some of the rights of a shareholder

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

Forward-Looking Statements

     This annual report includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements regard, among other things:

•	Anticipated trends in our businesses, including trends in demand for electricity;

•	Our ability to implement successfully our cost reduction program;

•	Our intention to develop our gas business and expand our core businesses;

•	Changes in our regulatory environment and expectations on how the new regulations will be implemented;

•	The impact of changes in electricity tariffs;

•	The remuneration of our generation activities based on competitive electricity prices rather than tariffs following the introduction of the pool market;

•	The possibility that significant volumes of electricity generated at generation costs lower than current average generation costs in Italy will become available as a result of increased imports and/or the construction of new plants in Italy;

•	The development of our telecommunications business, including the fact that we currently view our interest in WIND as a financial investment, and changes in the market environment, technology and regulation that may affect this business;

•	Our intention to divest certain non-core businesses; and

•	Future capital expenditures and investments.

     The forward-looking statements included in this annual report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward-looking statements as a result of, among other things, the risk factors described under “Risk Factors”. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise occurring after the date of this annual report. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

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

     On April 1, 1999, the Bersani Decree took effect. This decree began the transformation of the Italian electricity market from a highly regulated market to a liberalized one, in which energy prices charged by generators will eventually be fully determined by competitive bidding. Beginning in October 1999, as required by the Bersani Decree, we formed separate subsidiary companies, to each of which we assigned the responsibility (and related assets, liabilities and personnel) for each of our significant businesses.

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

     Since 1999, we have expanded our operations in the gas sector through the acquisition of several independent gas distributors. Since 2000, we have also expanded our energy operations abroad through the acquisition of three power producers specializing in renewable resources with operations in North America, Central and South America and Spain, respectively, as well as through the purchase, in 2002, of Electra de Viesgo S.L. (Viesgo), a company with electricity generation and distribution operations in Spain, and, in March 2003, of a controlling interest in Maritza East III Power Company AD, or Maritza East III, a company with electricity generation operations in Bulgaria. In addition, in March 2004, we acquired two hydroelectric plants in North America: Twin Falls, located in the State of Washington, and Lower Saranac, located in the State of New York. As required by Italian legislation, we have at the same time disposed of approximately 15,000 MW of our generating capacity through the sale of Elettrogen S.p.A. in September 2001, Eurogen S.p.A. in May 2002, and Interpower S.p.A. in January 2003; we have also been forced to sell several municipal distribution networks as part of the liberalization of the market and we expect that others will be sold in the future. As explained in more detail below, we have also recently sold a 50% interest in our transmission division in a public offering in Italy.

     We have also invested in telecommunications, starting in 1997, when we along with our initial partners, France Télécom and Deutsche Telekom, formed our telecommunications subsidiary, WIND. Our initial stake in WIND was 51%, which increased to 73.4% following Deutsche Telekom’s exit from the joint venture in July 2000 and our purchase and contribution to WIND of Infostrada, which was merged into WIND as of January 1, 2002. In July 2003, we acquired the 26.6% stake in WIND then held by Wireless Services Belgium SA, a subsidiary of France Télécom, becoming WIND’s sole shareholder.

     In 2002, we reorganized our operations into six business divisions, and in 2003 we added a seventh, in order to increase the focus of our activities on the market and to better control costs and enhance synergies among our various subsidiaries. The divisions are: Generation and Energy Management; Sales, Infrastructure and Networks; International; Transmission; Telecommunications; Services and Other Activities; and Corporate.

     The Generation and Energy Management Division is responsible for our operations related to the production of electricity and the procurement of fuel for electricity generated. Our key subsidiaries in this division include Enel Produzione S.p.A., the division’s lead company, in energy generation; Enel Green Power S.p.A., for the generation of energy from renewable resources; and Enel Trade S.p.A., which purchases fuel for all of our generating operations, sells electricity to resellers and customers with annual consumption higher than 100 Gwh, sells gas to gas distribution companies and is active in the fuel trading sector. Before 2003, the division comprised also our power generation activities outside of Italy, which have been included in our new International Division since January 1, 2003.

     Our Sales, Infrastructure and Networks Division comprises two business units, which operate independently under the umbrella of Enel Distribuzione, S.p.A., the division’s lead company. The Infrastructure and Networks business unit operates mainly through Enel Distribuzione, which distributes electricity in Italy; and three gas distribution companies in Italy, which we plan to merge, together with Sicilmetano, our newly acquired subsidiary, into a single entity by the end of 2004. The Sales business unit sells electricity and gas and provides electricity-related services. Our key subsidiaries in this area include Enel Distribuzione, which sells electricity on the regulated market in Italy; Enel Energia S.p.A., which sells electricity on the free market to customers with annual consumption up to 100 Gwh; Deval S.p.A., which distributes and sells electricity in the Valle d’Aosta area in Italy; Enel Gas S.p.A., which resells natural gas to end users in Italy; Enel Sole S.r.l., which offers public lighting services; and Enel.si S.r.l., which offers electricity systems-related services and “beyond the meter” products and services, such as consulting and sales of electricity equipment. Before 2003, the division also comprised our sales and distribution activities outside of Italy, which have been included in our new International Division since January 1, 2003.

     Our International Division was introduced in 2003 and includes our electricity generation, distribution and sales activities outside of Italy. The International Division currently includes generating activities, comprising Viesgo Generaciòn S.L., an electricity company in Spain acquired in January 2002 and our largest operation abroad, with a gross installed capacity of 2,365 MW; Maritza East III, which we acquired in 2003 and is active in Bulgaria, Enel Uniòn Fenosa Renovables, Enel North America Inc. (formerly CHI Energy) and Enel Latin America LLC (formerly Energia Global International LLC), all of which specialize in renewable resources and are active in Spain, North America and Central and South America, respectively, as well as distribution and sale activities, comprising Electra de Viesgo Distribuciòn and Viesgo Energia, both active in Spain.

     Terna S.p.A., our 50% owned subsidiary, constitutes our Transmission Division and owns approximately 94% of Italy’s national electricity grid. In June 2004, we completed an initial public offering and listing in Italy and a private placement with certain institutional investors (in accordance with Rule 144A and Regulation S under the Securities Act) of 1,000,000,000 of Terna shares representing the other 50% of Terna’s issued share capital. The gross proceeds of such offering were Euro 1,700 million.

     Our Telecommunications Division’s operations are carried out by WIND, and the Services and Other Activities Division includes our other non-core business operations, such as, among others, Enel Facility Management S.p.A. (formerly Enel Real Estate S.p.A.) and Enelpower S.p.A., which provides power-related engineering and construction services mainly to Group companies and Enel.it S.r.l., our group-wide information technology unit. We are in the process of divesting certain real estate assets through the sale of Newreal S.p.A. On June 3, 2004, we signed an agreement providing for the transfer of the entire share capital of Newreal for approximately Euro 1,400 million. We expect to close this transaction by the first half of July 2004.

     Enel S.p.A. constitutes our Corporate Division and, as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of all of the divisions. In addition, Enel manages finance operations and insurance risk coverage for all Group companies and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues. See “—Business—Overview” for a listing and description of our principal subsidiaries.

     For a description of our capital expenditures in each of the last three fiscal years, please refer to “—Business—The Enel Group—Capital Investment Program”.

     Enel S.p.A. is a società per azioni, or a joint stock company whose capital is represented by shares, incorporated under the law of Italy. Enel’s statuto, or by-laws, provide that the duration of the Company is until December 31, 2100. Enel’s registered office is at Viale Regina Margherita 137, Rome, Italy. Enel’s main telephone number is +39 06 83051. Individual investors may reach our retail investors team at telephone number +39 06 8305 2081, while institutional investors may reach our investor relations team at telephone number +39 06 8305 7008. Enel is represented in the United States by our subsidiary Enel North America Inc., located at Andover Business Park, 200 Bulfinch Drive, MA 01810.

Business

  Overview

     We are the principal electricity company in Italy, with the leading position in the generation, distribution, sale and transmission of electricity. Our net electricity production in 2003 was 137.8 TWh. Our net production increased by 5%, or by 6.4 TWh, in 2003 as compared to 2002. Based on data provided by the Gestore della Rete, we estimate that our production represented 49.4% of Italian net production during 2003. We believe that, in terms of the volume of electricity sold in the year 2003, we were one of the largest electric utilities in Europe. According to Bloomberg, as of March 31, 2004, we were the largest publicly traded electric utility in Europe, based on market capitalization. Based on revenues, we were one of the largest industrial companies in Italy, with operating revenues of Euro 31,317 million, or approximately $39,450 million, in 2003. We earned net income of Euro 2,509 million, or $3,161 million, in 2003.

     Our Generation and Energy Management Division includes electricity operations in Italy. We are the largest producer of electricity in Italy through Enel Produzione S.p.A., our primary generating company, and Enel Green Power S.p.A., which specializes in producing electricity from renewable resources. As of December 31, 2003, we had 593 generating plants, consisting of thermal, hydroelectric, geothermal and other renewable resources facilities, which, based on data provided by the Gestore della Rete, we estimate represented approximately 53% of the total gross installed capacity in Italy as of December 31, 2003. In 2003, 77.4% of our net production was from thermal plants, 18.9% was from hydroelectric plants and the remaining 3.7% was from geothermal and other renewable resources plants. We no longer own or operate any nuclear plants. As explained in more detail below, Italian legislation designed to liberalize the electricity market required us to dispose of approximately of 15,000 MW of our generating capacity by the end of 2003. We met this requirement through the disposal of three companies formed for this purpose that we called the Gencos, Elettrogen S.p.A., Eurogen S.p.A. and Interpower S.p.A., which own generating plants having an aggregate net installed capacity of approximately 15,000 MW. We completed the sales of Elettrogen, Eurogen, and Interpower in September 2001, May 2002 and January 2003, respectively.

     In 2003, the Generation and Energy Management Division had revenues of Euro 12,111 million. This compares to revenues in 2002 of Euro 11,777 million (including Euro 923 million from international generation operations now part of our new International Division).

     Through Enel Distribuzione S.p.A. and Deval S.p.A. in our Sales, Infrastructure and Networks business unit, we are the largest electricity distributor in Italy. At December 31, 2003, our distribution network consisted of a total of 1,082,369 km of lines, mostly medium and low voltage, and 411,358 primary and secondary transformer substations, with a total transformer capacity of 153,677 MVA. As described in more detail below, Italian legislation has required us to dispose of our distribution networks in certain municipalities. Our Infrastructure and Networks area also includes our gas distribution operations, which we carry out through Enel Distribuzione Gas S.p.A., GE.AD S.r.l. and Enel Rete Gas S.p.A. (formerly Camuzzi Gazometri S.p.A.), which we acquired in May 2002. In 2003, these companies, which we intend to merge, together with Sicilmetano, our newly acquired subsidiary, into one unit by the end of 2004, provided us with access to an aggregate of approximately 1.8 million natural gas customers.

     We are also the largest supplier of electricity in Italy through Enel Distribuzione S.p.A. and Enel Energia S.p.A. of our Sales, Infrastructure and Networks business unit. In 2003, we sold electricity to approximately 23.1 million households, or approximately 90% of all households in Italy. We distributed and sold approximately 157.1 TWh of electricity on the regulated market in 2003, of which approximately 20% went to industrial customers, 32% went to customers in the commercial and other services sector, 35% went to residential customers, 10% went to other distributors, and 3% went to the agricultural sector. We also distributed a total of 108 TWh of electricity and sold approximately 6.1 TWh of electricity to consumers who meet consumption thresholds that permit them to participate in the free market, or “Eligible Customers”. Consumers not meeting these thresholds are called “Non-Eligible Customers”. See “—Regulatory Matters—Electricity Regulation” for additional information on the electricity market. Enel Gas S.p.A., also in this area, resells natural gas to end users.

     In 2002, the Sales, Infrastructure and Networks Division had revenues of Euro 20,047 million, compared to Euro 20,586 million in 2002.

     Our International Division includes our electricity generation, distribution and sale activities outside of Italy and is also in charge of seeking business development through partnerships and acquisitions abroad. The International Division currently includes Viesgo Generaciòn S.L., which is our largest operation abroad, an electricity generation company in Spain, with a gross installed capacity of 2,365 MW, Enel Uniòn Fenosa Renovables S.A., a company active in Spain in the field of renewable energy with 381 MW of installed capacity currently in operation, 83 MW that we expect to be in operation by the end of 2004 and other 15 MW that we expect to be in operation by the end of 2005; Maritza East III Power Company A.D., which we acquired in 2003, a generating company with 732 MW of installed capacity in Bulgaria; Enel North America Inc., with 325 MW of installed capacity, and Enel Latin America LLC, with 199 MW of installed capacity which are active in the power generation from renewable sources in North America and in Central and South America, respectively; and Electra de Viesgo Distribuciòn S.L. and Viesgo Energia S.L., companies active in the electricity distribution and sale business in Spain. In 2003, this division had revenues of Euro 921 million, as compared to revenues of Euro 923 million that were generated in 2002 from our international operations.

     Through our 50% subsidiary Terna S.p.A., our Transmission Division continues to own approximately 94% of the transmission assets of Italy’s national electricity grid, according to the latest evaluation of the Italian Energy Authority carried out on January 11, 2001, and all the Italian grid of high voltage 380 kV lines. However, as a part of the liberalization of the Italian electricity sector, we were required to transfer responsibility for the management and control of the national transmission grid and responsibility for electricity dispatching to the Gestore della Rete, a company now wholly owned by the Treasury Ministry. The transmission grid that Terna owns and that the Gestore della Rete operates carries almost all the electricity transmitted to distribution networks for sale in Italy. A law of October 2003 requires the integration of the ownership and management of the Italian transmission grid and provides for certain ownership restrictions on the entity that will own and manage the grid. A governmental decree enacted in May 2004 implemented the October 2003 law and provides for the transfer to Terna of the responsibility to manage the national transmission grid and the related assets by October 31, 2005. Upon this transfer, we will no longer control Terna, as no electricity operator, including us, shall be entitled to control more than 5% of the voting rights with respect to the appointment of Terna’s directors. In any event, we are required by the decree of May 2004 to reduce our holding in Terna to no more than 20% by July 1, 2007. In June 2004, we completed an initial public offering and listing in Italy and a private placement with certain institutional investors (in accordance with Rule 144A and Regulation S under the Securities Act) of 1,000,000,000 of Terna shares, representing 50% of Terna’s issued share capital. The gross proceeds of such offering were Euro 1,700 million. As of December 31, 2003, the transmission grid that Terna owns consisted of a total of approximately 38,577 km of lines and 295 primary transformer stations. Our revenues at this division in 2003 were Euro 877 million, compared to Euro 830 million in 2002.

     The following table shows selected operating data for our electricity operations in Italy for each of the past five years. Net production equals gross production of electricity less consumption by units generating electricity and mechanical and electrical losses in production.

	1999	2000	2001		2002		2003
Gross installed capacity at period end (GW)	59.4	58.9	52.0		45.3	(2)	43
Net production (TWh)	178.8	182.5	169.1	(1)	145.1	(3)	137.8
Electricity sold to final customers and to municipal distributors (TWh)	230.5	222.9	206.0		194.3		163.2
Electricity customers at year end (millions)	29.7	29.8	29.8		29.5		29.6

(1)	Including 12.2 TWh generated by Elettrogen and Valgen before they were divested.

(2)	Including 3.0 GW of capacity at Interpower.

(3)	Including 8.0 TWh generated by Eurogen before it was divested and 5.7 TWh generated by Interpower.

     The Telecommunications Division comprises WIND. As of March 31, 2004, WIND provides mobile telephony services to a customer base in Italy comprising approximately 10.2 million mobile customer lines and had approximately 2.8 million fixed line customers and 15.2 million registered users for its Internet access services. WIND’s revenues in 2003 were Euro 4,383 million, compared to Euro 3,921 million in 2002. We view our telecommunications activities solely as a financial investment.

     Our Services and Other Activities Division includes, among other businesses, our real estate, engineering and construction and information technology services, as well as our water activities. In 2003, this division had revenues of Euro 2,788 million, compared to Euro 2,874 million in 2002.

     For a detailed discussion of our operations and financial results in the period 2001-2003, see “Item 5. Operating and Financial Review and Prospects”.

     The following chart sets forth our principal business units and the main companies through which we conduct these businesses.

			Group
		Country of	Percentage
Name	Principal Business	Incorporation	Ownership
Enel S.p.A.	Holding company	Italy
Generation and Energy Management
Enel Produzione S.p.A.	Power generation	Italy	100%
Enel Trade S.p.A. (formerly ENEL F.T.L. S.p.A.)	Sales of electricity to Eligible Customers, sales of natural gas, fuel trading	Italy	100%
Enel Green Power S.p.A.	Power generation from renewable geothermal and alternative resources	Italy	100%
Enel Logistica Combustibili S.r.l.	Fuel logistics	Italy	100%
Conphoebus S.r.l.	Renewable energy related services	Italy	100%
Sales, Infrastructure and Networks
Enel Distribuzione S.p.A.	Electricity distribution, and electricity sales to Non-Eligible Customers in Italy	100%	100%
Enel Energia S.p.A. (formerly Enel Trade S.p.A.)	Sales of electricity to Eligible Customers	Italy	100%
Enel Sole S.r.l.	Public and art lighting	Italy	100%
Enel.si S.r.l.	Electricity systems-related services	Italy	100%
Deval S.p.A.	Electricity distribution and sales to Non-Eligible Customers	Italy	51%
Enel Distribuzione Gas S.p.A.	Natural gas distribution	Italy	100%
Enel Rete Gas S.p.A. (formerly Camuzzi Gazometri S.p.A.)	Natural gas distribution	Italy	99.72%
Enel Gas S.p.A.	Sales of natural gas	Italy	100%

			Group
		Country of	Percentage
Name	Principal Business	Incorporation	Ownership
GE.AD S.r.l.	Natural gas distribution	Italy	100%
International
Viesgo Generatiòn S.L.:	Power generation	Spain	100%
Maritza East III Power Company A.D.	Power generation	Bulgaria	60%
Enel North America Inc. (formerly CHI Energy Inc.)	Power generation from renewable sources	USA	100%
Enel Latin America LLC (formerly EGI LLC)	Power generation from renewable sources	USA	100%
Enel Uniòn Fenosa Renovables S.A.	Power generation from renewable sources	Spain	80%
Electra de Viesgo Distribuciòn S.L.	Electricity distribution and sales	Spain	100%
Transmission
Terna S.p.A.	Transmission of electric power	Italy	50%
Telecommunications
WIND Telecomunicazioni S.p.A.	Telecommunications and Internet services	Italy	100%
Services and Other activities
Enel.Hydro S.p.A.	Design, construction and management of water distribution networks	Italy	100%
Enel Facility Management S.p.A.	General services	Italy	100%
Newreal S.p.A.	Commercial real estate management	Italy	100%
Dalmazia Trieste S.r.l.	Residential real estate management	Italy	100%
Enelpower S.p.A.	Engineering and development of generation and transmission systems	Italy	100%
Enel.it S.r.l.	Information and communication technology	Italy	100%
Enel.factor S.p.A.	Factoring	Italy	80%
APE Gruppo Enel S.r.l.	Personnel administration and related services	Italy	100%
Sfera S.r.l.	Professional training services	Italy	100%

   Strategy

     We are preparing to face the challenges posed by market deregulation by capitalizing on our expertise in the electricity and gas sectors and by seeking new opportunities for growth in Italy and abroad. With this intent, we have identified four strategic objectives:

•	focusing on our core energy business;

•	achieving cost leadership in the generation, distribution and sale of electricity and gas;

•	making customer care a high priority; and

•	seeking growth opportunities in Italy and abroad.

     In the past 18 months we have moved from the diversification strategy we had been pursuing in recent years, in order to concentrate our resources in those businesses in which we possess the experience, technology and know-how to create value. As part of this refocusing, we signed an agreement for the transfer of the entire share capital of Newreal, a company which holds certain of our real estate assets, and we announced our intention to divest our activities in the water sector. We manage our operations through seven divisions. Each of our divisions has its own strategy to help us achieve our objectives.

     We view our telecommunications activities solely as a financial investment.

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

•	Continuing to keep natural gas procurement costs low through supply diversification by tapping the Liquefied Natural Gas (LNG) market.

   Sales

     Italy has made significant progress in its transition toward fully liberalized markets for the sale of electricity and gas. By the end of 2004, based on current and pending legislation, we expect that, should each customer eligible to purchase electricity on the free market elect to do so, approximately 70% of the electricity sold in Italy will be sold on the free market. See “—Regulatory Matters”.

     Based on data received from the Gestore della Rete, we estimate that, as a result of the liberalization, our share of the market for electricity sales has decreased from 92% in 1999 to 56% in 2003, and we expect this share to decline further in coming years as liberalization progresses. In this context, our goal is to retain the leading market share and to defend our margins by identifying and targeting the most profitable customers. This will require an effective combination of marketing and sales tools to compete in each segment. In particular, we are:

•	continuing to improve our customer services;

•	focusing our activities on the free market on sales on which we may achieve higher margins, rather than on volumes; and

•	providing customers on the free market the opportunity to purchase electricity and natural gas from the same provider, a service few of our competitors are able to provide.

     In the market for the sale of gas, we aim to expand our operations and to improve our margins. Our goal is both to increase our customer base, which was 1.8 million customers in 2003, and our volume sold, which was approximately 4.4 billion cubic meters in 2003. To increase our business, we plan to expand the customer base of the operations we have acquired in recent years by leveraging the Enel brand name and providing high quality customer service. In this context, in February 2004, we acquired the Sicilmetano Group, which supplies gas to 37,000 customers in Sicily. We also plan to participate in tenders for expiring concessions and make additional acquisitions, if appropriate. To improve margins, we will focus our efforts on retail consumers and on small business customers, which we believe represent the more profitable segments of the market.

   Infrastructure and Networks

     In our electricity distribution business, we plan to respond to the challenges of deregulation by pursuing operating efficiency while providing high quality customer service. To achieve this goal:

•	we have implemented a cost-cutting program supported by an intensive benchmarking analysis, which has identified a number of opportunities for cost reductions;

•

we are reducing investment and maintenance costs associated with network management, principally by centralizing procurement processes and improving these processes through extensive use of e-business platforms, and by optimizing our investment program;

•

we seek to continue meeting performance quality targets set by the Energy Authority. We have consistently outperformed these targets, and have been granted Euro 114 million in bonus payments for our 2002 performance in connection with the Energy Authority’s continuity-of-service performance targets. See “—Regulatory Matters—Electricity Regulation—Quality of service regulation”. We will seek to qualify for additional bonus payments in the future; and

•

we are implementing the roll-out of our Telemanagement system for remote metering. This project, which started in the second half of 2001, involves the system-wide replacement in Italy of approximately 30 million traditional mechanical electricity meters with digital meters, or Telemeters, incorporating sophisticated technology. We believe that this project will provide us with operating advantages, including greater flexibility in remotely assisting our final customers, greater precision in measuring customer electricity consumption, and lower costs through the reduced need for physical measurement of consumption by our personnel. In addition, we recently signed an agreement with IBM for the use of the know-how we developed in building our Telemanagement integrated system to provide services to other utilities abroad.

     In gas distribution, our focus is on integrating the several gas companies we have acquired in the past three years into a single entity that will operate more efficiently, thus reducing overhead, optimizing capital investment and strengthening their position in the market. We began this consolidation in 2002, and expect to complete the restructuring in 2004 through the merger into a single entity of Enel Distribuzione Gas S.p.A., Enel Rete Gas S.p.A, GE.AD S.r.l. and Sicilmetano, our newly acquired subsidiary. We hope to realize operational savings from synergies between our electricity and gas distribution businesses.

   International Division

     The International Division evaluates strategically relevant international opportunities, both in new markets and in our existing markets. We will seek opportunities for growth by evaluating acquisitions in power generation, gas and electricity distribution and supply. The strategic criteria we use in evaluating such opportunities are:

•

geography and macroeconomic climate: We look at countries or regions where we already operate, like the Iberian peninsula, as well as at countries where we see synergies with our current operations and, in the area of renewable energy, in North and Central America. We also look for countries with attractive and sustainable economic fundamentals in which we can capitalize our experience and technical know-how; and

•	profitability: We seek to make investments that we believe will begin to be accretive to our earnings in the short term.

     In line with this strategy, we acquired:

•	in March, 2003, a 60% stake in Entergy Power Holding Maritza BV, a Dutch company which in turn controls 73% of Maritza East III Power Company AD, a company with power operations in Bulgaria;

•

in December 2003, an 80% stake in Uniòn Fenosa Energìas Especiales SA, renamed Enel Uniòn Fenosa Energias Renovables SA, a company with operations in the field of renewable energy in Spain. We granted Uniòn Fenosa Generacion SA an option to re-purchase 30% of Uniòn Fenosa’s capital stock, which may be exercised through the end of 2007; and

•	on March 1, 2004, a 100% stake into two hydroelectric plants in North America, Twin Falls, with an aggregate gross installed capacity of 24 MW, and Lower Saranac, a 9.3 MW plant.

     We are also looking to acquire electricity distribution companies, focusing on East Europe.

   Transmission

     As a result of the initial public offering of Terna shares in Italy that we completed in June 2004, our holding in Terna decreased to 50%. A governmental decree enacted in May 2004 provides for the transfer to Terna of the responsibility to manage the national transmission grid and the related assets by October 31, 2005. Upon the effectiveness of such transfer, no electricity operator, including us, shall be entitled to voting rights in excess of 5% with respect to the appointment of Terna directors. Moreover, we are required by the decree of May 2004, which implemented the law of October 2003, to reduce our holding in Terna to no more than 20% by July 1, 2007. As a result of these regulatory requirements, we expect to deconsolidate Terna by October, 2005. You should read “—Regulatory Matters—Electricity Regulation” for a description of the regulations applicable to our Transmission division.

   Telecommunications

     We no longer view our telecommunications activities, held through WIND, as potentially synergistic with our energy activities, but rather as a financial investment. In 2003 and 2004, we supported WIND with aggregate equity contributions of approximately Euro 979 million, as well as certain credit support. We expect that WIND will achieve financial independence by the end of 2004 and, accordingly, we do not expect to be required to invest significant amounts in WIND or otherwise provide additional support to WIND after such date. For additional details on the support we have provided to WIND, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and note 9 to our consolidated financial statements.

   Services and Other Activities

     In line with our strategic objective of focusing on our core energy business, on June 3, 2004, we signed an agreement for the transfer of the entire share capital of Newreal, a company to which we contributed certain of our real estate assets, to a consortium formed by an investment fund belonging to the Deutsche Bank group and CDC-IXIS for approximately Euro 1,400 million. We expect to close this transaction by the first half of July 2004. We also intend to divest our activities in the water sector.

   The Enel Group

   Italian Electricity Demand

     Demand for electricity in Italy has grown at an average annual rate of approximately 2.8% during the past five years. The following table shows the annual rate of growth in Italy’s GDP in real terms and the annual rate of growth in electricity demand for the years indicated.

						Compound
						Annual
						Growth Rate
	1999	2000	2001	2002	2003	1999-2003
Growth in real GDP (1)	1.6%	3.1%	1.8%	0.4%	0.3%	1.4%
Growth in electricity demand (2)	2.3%	4.2%	2.3%	1.8%	2.9%	2.8%

Sources:

(1)	National Institute of Statistics (Istituto Nazionale di Statistica).

(2)	The Gestore della Rete.

     Electricity demand grew by 2.9% in 2003, after having grown by 1.8% in 2002 and by 2.3% in 2001 despite the relatively low rate of growth of the Italian economy. The International Monetary Fund, in its April 2004 World Economic Outlook, forecast Italian GDP growth of 1.2% in 2004 and 2% in 2005.

     Per capita electricity consumption is lower in Italy than in a number of other leading industrialized countries. On the basis of data provided by the Gestore della Rete, we calculate that in 2003, electricity consumption in Italy was approximately 5,160 kWh per capita, compared to 5,017 kWh in 2002. As differences in the industrial or commercial and service sectors among countries not related to individual electricity use can distort comparisons of overall per capita production, we prefer to use per capita residential electricity use as our basic comparative measure. The following table compares per capita residential electricity consumption in Italy with that of other countries in the European Union for 2002, the most recent year for which complete data is available.

			Per Capita
		Residential	Residential
	Inhabitants	Consumption	Consumption
	(in millions)	(TWh)	(kWh/inhabitants)
France	59.5	134.3	2,258
United Kingdom	58.9	116.1	1,972
European Union	379.9	674.7	1,776
Germany	82.2	139.6	1,693
Spain	41.7	51.0	1,221
Italy	58.2	62.7	1,077

Source: Enel, based on data established by Enerdata — World Energy database – January 2004.

     We believe that a reason per capita electricity consumption is lower in Italy than in the other countries of the European Union indicated in the table above is that in the past the tariff structure established by government regulation in Italy discouraged high-volume residential use. Please refer to “—Regulatory Matters—Electricity Regulation—The tariff structure” for a more detailed discussion of tariffs.

     The table below shows peak capacity demand, net available capacity at the winter peak load (net of plants in conservation or unavailable due to environmental retrofitting), import capacity under contract between us and foreign producers and our reserve margin in the period indicated. Reserve margin represents the total of net available capacity and import capacity less peak capacity demand.

	2001	2002	2003
	(Gigawatts, except percentages)
Peak capacity demand	52.0	52.6	53.4
Net available capacity	55.9	55.4	56.2
Import capacity	6.5	7.0	6.8
Reserve Margin	10.4	9.8	9.6
As % of peak capacity demand	19.9%	18.6%	18%

Source: Enel, based on data provided by the Gestore della Rete.

Generation and Energy Management

     We are the largest producer of electricity in Italy through our Generation and Energy Management Division, which includes Enel Produzione, our primary generating company, and Enel Green Power, which specializes in producing electricity from renewable resources. The Generation and Energy Management Division also includes our fuel procurement and trading activities, which are conducted primarily through Enel Trade. Enel Trade also sells electricity to customers with an annual consumption higher than 100 Gwh and to electricity resellers and sells gas to gas distribution companies. Unless otherwise specified, all operating data furnished in this section excludes data for the Gencos and from our generating companies located outside of Italy.

   Generating facilities

     At December 31, 2003, Enel Produzione and Enel Green Power together operated a total of 593 generating plants. Our Italian generating facilities include thermal plants (which burn fossil fuels), hydroelectric plants, geothermal plants and other facilities that generate electricity from renewable resources. At December 31, 2003, these plants had a total gross installed capacity of 43 GW, representing approximately 53% of the total gross installed capacity in Italy. Excluding electricity produced by Eurogen and Interpower, which we sold in May 2002 and January 2003, respectively, our net electricity production in 2003 increased by 4.9% from a total of 131.4 TWh in 2002 to 137.8 TWh in 2003. Including Eurogen and Interpower, our net electricity production decreased from 145 TWh in 2002 to 137.8 TWh in 2003, or by approximately 5%.

     We estimate that our net electricity production in 2003 represented 49.4% of Italian production during the year.

     The following table shows the gross installed capacity at December 31, 2003, and the net production in 2003 for the Italian electricity sector as a whole. Independent power producers include industrial companies that produce electricity for their own use and for sale to third parties. Imports include electricity purchased from foreign producers on the spot market or under annual or long-term contracts. Pumped storage consumption refers to the use of electricity by pumped storage hydroelectric plants to pump water to elevated areas for use at a later time to generate electricity.

	At
	December
	31, 2003
	Gross	2003
	Installed	Net	Percentage
	Capacity	Production	of Italian
	(GW)	(TWh)	Production
Enel	43	137.8	49.4
Independent power producers	35	133.6	47.9
Municipal utilities	3	7.6	2.7
Total gross installed capacity and net production in Italy	81	279	100
Total net imports into Italy		51.0
Total pumped storage consumption in Italy		10.4
Total demand in Italy		319.6

Source: ENEL’s estimates, based on data provided by Gestore della Rete.
You should read “—Competition in the electricity and gas markets” for a more detailed discussion of the electricity markets in Italy.

     The following table shows certain statistics about our domestic generating facilities, broken down by type of plant at December 31, 2003, and for the year 2003. The weighted average age of the plants does not take into account refurbishments or upgrades after initial construction, but does reflect the effects of the conversion of thermal plants into combined cycle plants we had completed at December 31, 2003. The forced outage factor represents the amount of electricity that was not produced during the period because of unplanned outages, expressed as a percentage of the maximum theoretical amount of electricity that could have been produced during the period.

	At December 31, 2003		2003
		Weighted
	Gross	average		Percentage
	installed	age of	Net	of our net	Forced
	capacity	plant	production	production	outage
	(GW)	(years)	(GWh)	(percent)	factor
Thermal	27.8	18.3	106,669	77.4%	4.1%
Hydroelectric	14.3	36	26,012	18.9%	0.6%
Geothermal and other renewable	0.8	8	5,110	3.7%	2.1%
Total	42.9			100.0%

     We have no plans to construct new plants or add significant amounts of generating capacity, other than from renewable resources, in the near term. Instead, we have focused our investment plans on our existing generating plants. You should read “#Capital Investment Program#Generation and Energy Management” for a more detailed discussion of these plans.

     Certain disruptions in the Italian electricity supply were experienced on June 26, 2003. These disruptions, which we effected upon request of the Gestore della Rete, were defense procedures which are carried out when the electricity available cannot satisfy the demand for it and are intended to prevent the entire electricity system from collapsing. The disruptions lasted for approximately 90 minutes each and concerned an aggregate of approximately 7 million customers. The Energy Authority’s initial inquiry into these disruptions was completed in November 2003. In its December 2003 report, the Energy Authority primarily attributed the low amount of electricity available, which resulted in the adoption of these defense procedures, to certain structural causes including insufficient domestic generation capacity, the resulting dependence of the Italian electricity system on imported electricity, and the reduction of the available interconnection capacity available attributable to a heat wave, as well as to certain specific conditions (including a 800 MW reduction of imports of electricity from France under the import agreement between Enel and Eléctricité de France). The Energy Authority censured the Gestore della Rete and generation companies, including us, arguing that the disruptions were due, among other things, to the unavailability of certain plants that we were required to maintain in operations. We have contested the conclusions reached by the Energy Authority. On April 2, 2004, the Authority decided to initiate a formal inquiry to determine the responsibilities of the parties involved in the events of June 26, 2003. Please also see “Item 3. Key Information—Risk Factors—Risks relating to Our Energy Business” for a description of the possible risks connected to the inquiry.

  Thermal production

     In Italy, at December 31, 2003, we owned 45 thermal plants with an aggregate gross installed capacity of 27.8 GW, or approximately 64.7% of our gross installed capacity at that date. In 2003, our thermal net production was 106,669 GWh, or approximately 77.4% of our net production for the year.

     All our thermal plants consist of two or more generating units and most have a standardized design, with the generating units being of one of three types: steam-condensing units, gas turbine units and internal combustion units. Steam-condensing units consist of closed-cycle plants in which water is transformed into steam and used in a turbine to generate electricity. Steam is turned back into water through a cooling process using sea or river water. Gas-turbine units burn natural gas and diesel fuel to drive a turbine and generate electricity. Internal combustion units use diesel engines to generate electricity. In addition to these conventional thermal plants, we own plants with combined cycle gas turbines. At December 31, 2003, approximately 70% of the gross installed capacity of our thermal plants consisted of steam-condensing units, approximately 6% of that capacity was represented by gas-turbine units in repowered steam plants, approximately 7% of that capacity was represented by gas-turbine units in open cycle, and approximately 17% was represented by combined cycle technology units. Internal combustion units represented a minimal part of our thermal gross installed capacity.

     Each of our conventional thermal generating units is designed to operate using one or more kinds of fuel. Single fuel units use either natural gas, petroleum products or coal, dual fuel units can use petroleum products and either natural gas or coal or orimulsion and coal, while triple fuel units can use petroleum products, coal and either natural gas, orimulsion. In 2003, single fuel units, the vast majority of which are petroleum powered, generated approximately 65% of our net production from thermal plants and represented approximately 73% of the gross installed capacity of these plants at year end. Dual fuel units accounted for approximately 35% of our net production from thermal plants and approximately 27% of our gross installed capacity of these plants at December 31, 2003. The average thermal efficiency, or the ratio of useful energy produced to the energy consumed to produce it, of our thermal plants improved by more than 2 percentage points in the period from 2000 through 2003, to approximately 39% at December 31, 2003.

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

     Our original plan for combined cycle conversions covered a total of 14,200 MW of gross installed capacity. However, through the sale of the Gencos, we disposed of approximately 9,460 MW of such capacity, leaving approximately 4,800 MW of gross installed capacity to be converted. We have already completed the conversion of approximately 4,000 MW to combined cycle technology and expect to convert the full 4,800 MW by the end of 2007. We currently estimate the average costs of conversion over the course of the project to be approximately Euro 320,000 per MW of gross installed capacity, or a total of approximately Euro 1,600 million through 2007. At December 31, 2003, we had spent approximately Euro 1,350 million of this total, not including investments in the plants owned by the Gencos, and had completed the conversion of plants for approximately 2.7 GW of our gross installed capacity to combined cycle technology.

     In addition to our combined cycle conversion program, we are planning to upgrade an additional 4,700 MW of gross installed capacity by:

•	converting a fuel oil plant to orimulsion technology;

•	converting a fuel oil plant to clean coal technology; and

•	upgrading the coal-burning technology of an existing coal plant.

     We have an ongoing program of refurbishment and maintenance of our plants, on which we invested Euro 19 million in 2003, an amount in line with our expenditures in 2002 and 2001, excluding expenditures on the Gencos. We plan to invest a similar amount in each of the next five years.

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

     Our environmental capital expenditures for conventional thermal generation, excluding amounts spent on the Gencos, amounted to approximately Euro 60 million in 2003. In previous years, these amounts had represented an increasing percentage of our total capital investments related to generation. However, in 2004, we expect these expenditures will decrease to approximately Euro 30 million as a result of the completion of our major environmental investment program. You should read “—Regulatory Matters—Environmental Matters” for a discussion of the environmental laws and regulations affecting our generation operations.

     We operate a number of thermal plants located in state-owned coastal or fluvial areas pursuant to concessions from the Italian government. These concessions, for which we pay an annual fee of approximately Euro 2.7 million, expire at various times through 2020, depending on their individual terms. Should any of these concessions expire without being renewed, we would be required to transfer to the government the real estate assets and permanent fixtures that are located in the areas under concession, which have an aggregate net book value of Euro 43.2 million at December 31, 2003.

   Hydroelectric production

     At December 31, 2003, we had 495 hydroelectric plants in Italy with an aggregate gross installed capacity of 14.3 GW, or approximately 34% of our gross installed capacity at that date. In 2003, our hydroelectric net production was 26,012 GWh, or approximately 18.9% of our net production for the year.

     We classify our hydroelectric plants with reservoirs by fill-in rate, which represents the time required for a plant’s reservoir to fill from empty based on normal water flow. Pondage plants have fill-in rates ranging from two to 400 hours and reservoir plants have fill-in rates exceeding 400 hours. We also have run-of-river and pumped storage hydroelectric plants.

     In 2003, pondage plants generated approximately 27% of our net hydroelectric production and represented approximately 19% of our gross installed hydroelectric generation capacity at year end, while run-of-river plants accounted for approximately 23% of our net production from hydroelectric plants and approximately 12% of our gross installed hydroelectric generating capacity. Pumped storage (including mixed pumped storage) plants generated approximately 35% of our net hydroelectric production in 2003, and represented approximately 52% of our gross installed hydroelectric generating capacity, with reservoir plants accounting for the remaining approximate 15% of our net hydroelectric production and 17% of our gross installed hydroelectric capacity in the same periods.

     We invested Euro 57 million in 2003 to refurbish our hydroelectric plants, in line with amounts spent in 2001 and 2002 (excluding expenditures on the Gencos), and we plan to invest similar amounts in each of the next five years. Our hydroelectric plants generate electricity from water streams in the public domain under licenses from the Italian government. These licenses expire in 2029 and are subject to renewal. Under the Bersani Decree, the Provincial Authorities of Trento and Bolzano, which enjoy special autonomous status under Italian law, were entitled to impose earlier license termination dates for hydroelectric plants in these areas, and, if any of these licenses expire without being renewed, we will have to transfer the affected hydroelectric plants to the governmental authority granting the license. The Provincial Authorities of Trento and Bolzano have set a termination date for the licenses they have granted of 2010. Our hydroelectric plants in these provinces have an aggregate gross installed capacity of 1,990 MW, or 4.6% of our current total gross installed capacity.

   Production from geothermal and other renewable resources

     Through our subsidiary Enel Green Power S.p.A., we are one of the world’s leading producers of energy from renewable resources, and one of the few companies that combines significant experience in multiple technologies, including geothermal, wind and solar energy, with its own engineering and project development capabilities. Enel Green Power also operates substantially all of our smaller hydroelectric plants.

     At December 31, 2003, we had 34 geothermal power plants with an aggregate installed capacity of 707 MW. In 2003, our geothermal net production was 5,036 GWh, or 3.6% of our net production for the year.

     We also generate electricity from other forms of renewable resources, including solar photovoltaic systems and wind energy. At December 31, 2003, we operated 14 wind farms with an aggregate gross installed capacity of about 128 MW and five photovoltaic solar grid connected power plants with an aggregate gross installed capacity of 3.6 MW. Together, these plants accounted for 77 GWh of our net production in 2003.

     Most of Enel Green Power’s revenues come from long-term sale agreements under the CIP 6 regime (see “—Purchased power” for a description of this regime) and from sales at regulated tariffs of energy produced by its small hydroelectric plants. Enel Green Power has also begun to sell electricity on the free market through Enel Trade. We expect that the demand for energy produced from renewable resources will increase as a result of current regulations requiring producers to supply a specified amount of electricity generated from qualifying new renewable resources, as well as the regime of tradable “green certificates” issued by the Gestore della Rete, introduced in 2002 and for which a number of Enel Green Power’s projects have qualified.

     To comply with the new regulatory requirements, we can either produce electricity ourselves, or we can purchase “green certificates” from other qualified producers or the Gestore della Rete. Based on our production for 2003, the Bersani Decree will require us to provide approximately 2.1 TWh of electricity from renewable resources in 2004, a slight increase from the 2.0 TWh we were required to provide in 2003, based on our 2002 production. In 2003, we generated 0.7 TWh of energy from qualifying renewable resources, and purchased “green certificates” for the remaining 1.3 TWh at a cost of approximately Euro 108 million. We expect to generate approximately 1.1 TWh of electricity from qualifying renewable resources in 2004, and to purchase the remaining 1 TWh. Due to the fact that we imported 15.5 TWh of electricity in 2003, the Bersani Decree will also require us to provide approximately an additional 0.2 TWh of electricity from renewable resources in 2004. We expect to purchase “green certificates” from other qualified producers or the Gestore della Rete for such amount of electricity from qualifying renewable resources. We have started a capital investment program in order to reach a level of qualifying production from renewable resources of approximately 1.8 TWh by 2005, which we believe will permit us to meet the regulatory requirements (given the expected decline in our share of total generation in Italy), and, upon further development, may enable us to sell green certificates to the market in 2006. This program entails an additional increase in our renewable capacity (hydro, wind and geothermal) of about 0.4 GW by 2008.

     We also expect to increase our installed capacity for production from renewable resources by 120 MW by the end of 2004 through the development of additional wind plants.

   Fuel

     We use fuel oil, natural gas, coal, orimulsion and other fuels in operating our thermal generation plants; we do not use significant amounts of fuel in operating our hydroelectric, geothermal or other renewable resource plants. Italy has small reserves of fossil fuels. As a consequence, we depend on imported oil, natural gas and coal for a large proportion of our energy needs.

     Our fuel costs are heavily influenced by prices in the world market for oil, natural gas, fuel oil and coal. In particular, in the first quarter of 2004, the oil market price per barrel increased from $30.105 as of December 31, 2003, to $32.095, or by 9.4%. The market price for oil could rise further in 2004 as a result of geopolitical factors, including, but not limited to, any worsening of the current situation in Iraq, increased instability in other parts of the Middle East and/or a further deterioration of the economic and political situation in Venezuela. However, we attempt to maintain secure and flexible fuel supplies by diversifying our geographic sources of fuel and the types of fuel we purchase and are also partially hedged against rising fuel prices. Please also see “Item 3. Key Information—Risk Factors—Risks Relating to Our Energy Business” for a description of the risks connected to significant increases in fuel prices.

     In 2003, our fuel costs for thermal production, including fuel transport, were Euro 3,970 million and constituted approximately 74% of our total operating expenses. In 2002, our fuel costs for thermal production, including fuel transport and excluding the Gencos, were Euro 3,651 million and constituted approximately 69% of our total operating expenses.

     Since July 1997, the tariff structure contains an energy reimbursement component that is calculated with reference to an index of weighted average fuel prices and a consumption index based on the efficiencies expected to be obtained from the fuels comprising the fuel price index. Accordingly, we seek to use a mix of fuels less expensive in the aggregate than the fuels comprising the weighted index and to generate energy more efficiently than the efficiency levels assumed in the calculation of the “heat rate” used in the Energy Authority’s consumption index. This tariff structure also included incentives to reduce production from thermal plants and to increase the use of renewable resources.

     Since the start of operation of the pool market on March 31, 2004, the price paid to electricity producers is determined by competitive bidding. The Energy Authority is monitoring the pool price to establish its relationship with the value of the fixed and variable cost-component set so far to take into account generation costs in the tariff. To this end, the Energy Authority will set a price that the Single Buyer and the pool market will use as a reference price. If the pool price differs significantly from the Energy Authority’s reference price, the Energy Authority may impose its reference price as the price to be used in calculating the generation cost to be reflected in the tariffs.

     On June 9, 2004, the Energy Authority started an investigation to identify the reasons for the increase of the price of electricity on the pool market for the days between June 7 and June 10, 2004. The Energy Authority intends to ascertain whether such increase was caused by an exercise of market power by any of the entities with a dominant position in the business of supply of electricity at national or local level.

     Eventually, the tariff and fuel cost reimbursement structure will be replaced by a market price for electricity generation, and we will have an incentive to reduce all costs, including fuel costs, to compete on the market. You should read “—Regulatory Matters—Electricity Regulation” for a discussion of the new and former tariff structures.

     The following table provides a breakdown of our net electricity production in Italy for the periods indicated by primary energy source utilized. “Other” thermal energy sources include lignite, light distillate and derived gases. Data for 2002 represents production by Enel Produzione and Enel Green Power, and excludes production by Eurogen and Interpower. Data for 2003 represents production by Enel Produzione and Enel Green Power.

	Year ended December 31,
	2001		2002		2003
	Net		Net		Net
	electricity		electricity		electricity
	produced	Percentage	produced	Percentage	produced	Percentage
	(GWh)	of total	(GWh)	of total	(GWh)	of total
Oil	49,261	29.1%	33,949	26%	27,838	20.2
Natural gas	46,481	27.5	36,082	22	48,802	35.4
Coal and orimulsion	32,381	19.1	29,234	28	30,030	21.8
Other	197	0.1	0	0	0	0
Total thermal	128,320	75.9	99,265	76	106,669	77.4
Hydroelectric	36,516	21.6	27,745	21	26,012	18.9
Geothermal	4,239	2.5	4,382	3	5,036	3.6
Wind and photovoltaic	31	0.02	53	0	77	0.06
Total	169,106	100.0%	131,445	100.0%	137,794	100.0%

Source: Enel.

     In 2003, the approximate percentages of our net electricity produced by the thermal generation represented by each of the following fuels was approximately:

•	46% natural gas;

•	26% fuel oil; and

•	28% coal, orimulsion and other fuels.

     We estimate that by 2008, once we have completed our plant conversion programs, these percentages will be approximately:

•	27% natural gas;

•	1% fuel oil; and

•	72% coal, orimulsion and other fuels.

     Our policy is to diversify our sources of fuel supplies and to increase our use of less expensive fuels, such as orimulsion and coal, as well as fuels that have less impact on the environment when consumed, such as natural gas. However, generation using coal and orimulsion generally results in higher emissions levels compared to natural gas. Our ability to increase use of these fuels is dependent on our ability to acquire and implement technologies that will permit us to comply with restrictions on emissions established by national and European Union authorities.

     In January 1999, the Italian government introduced a carbon tax based on fossil fuel consumption in accordance with applicable European Union directives. Under the current Italian implementing legislation, the amount of the tax was initially scheduled to increase on an annual basis from 1999 through 2005, but was frozen for each of the years through 2004 at the level for 1999. On the basis of current forecasts of future fuel prices, we believe that application of the carbon tax as currently formulated may have a significant impact on the economic viability of our oil-fired plants by the year 2005, should the tax rates then reach their maximum levels. As part of an initiative to address the impact of the carbon tax, we have proposed that the Italian government adopt a different method for calculating the tax which would apply an equal amount of tax per unit of CO2 output, without regard for the type of fuel used to produce the energy in question. We believe that such a policy would produce the targeted reductions in CO2 emissions without creating unequal burdens on certain types of generating facilities, particularly oil and coal fired plants.

     We manage our fuel supply by entering into term contracts for base quantities and supplementing these contracts with purchases of fuel on spot markets both in Italy and abroad. Our long-term fuel contracts, primarily for the purchase of natural gas, will require us to pay an average of approximately Euro 1,832 million per year over the next five years, based on current prices. Please also see “Item 5. Operating and Financial Review and Prospects —Contractual Obligations and Commitments.”

     Our subsidiary Enel Trade is responsible for the purchase and sale of fuel for all of our domestic generating operations, and our gas operations in the Italian market, as well as a portion of the requirements of our Spanish subsidiary Viesgo. In addition, Enel Trade provides such services, on a contractual basis, to third parties. In 2003, Enel Trade purchased an aggregate volume of 35 million tons of oil and oil equivalents, including crude oil and petroleum products, coal and natural gas, of which 8.2 million where for trading purposes only, compared to 38.1 million tons in 2002.

     Enel Trade also sells electricity to resellers and customers with annual consumption higher than 100 Gwh and gas to gas distribution companies. Enel Trade is also active in fuel trading activities. In 2003, Enel Trade sold approximately 24.5 TWh of electricity to 50 customers and 17,840 million cubic meters of gas of which 2,329 million cubic meters to third parties.

  Fuel oil

     We are among the world’s largest purchasers of fuel oil, even though we plan to continue to reduce our need for fuel oil for power generation as a consequence of the conversions of some of our fuel fire plants to coal and orimulsion. The following table shows the amount of fuel oil supplied to our generation companies that we purchased from domestic and foreign suppliers in each of the periods indicated. Domestic suppliers include suppliers whose headquarters are in Italy, including Agip, a division of the Italian state-controlled energy group Eni S.p.A., while foreign suppliers include suppliers and refiners outside of Italy and traders of primarily non-Italian sources of oil.

	Year ended December 31,
	2001	2002	2003
	(in millions of tons)
Domestic suppliers	4.0	2.4	1.2
Foreign suppliers	7.1	6.9	5.3
Total fuel oil purchased	11.1	9.3	6.5

     As of December 31, 2003, we purchased approximately 31% of our fuel oil on the spot market and approximately 69% under contracts ranging in term from one to twelve months. All purchases made on the basis of term contracts are indexed to market prices.

     The following table shows the amounts of fuel oil with low, mid and high sulfur content that we purchased in each of the periods indicated.

	Year ended December 31,
	2001	2002	2003
	(in millions of tons)
Fuel oil purchased
Low sulfur	2.7	3.8	4.0
Mid sulfur	8.1	5.2	2.5
High sulfur	0.3	0.3	0.0
Total	11.1	9.3	6.5

   Natural gas

     We purchase most of our natural gas under long-term, take-or-pay contracts. The price of natural gas under these contracts is generally tied to market prices for fuel oil. In 2003, we purchased 17.4 billion cubic meters of natural gas, of which 11.1 billion cubic meters was used for our thermal production operations. Eni S.p.A., the main Italian gas supplier and transporter, supplied approximately 42% of this natural gas.

     To meet our need for gas, in 2003 we continued to purchase large volumes under our supply contract with Sonatrach, the Algerian gas producer, obtaining approximately 27% of the natural gas we purchased in 2003 pursuant to our Algerian gas contract.

     In 1992, we entered into a 20-year take-or-pay contract with NLNG, a Nigerian joint venture, for the supply of 3.5 billion cubic meters of liquefied natural gas per year, commencing in October 1999. However, due to environmental concerns, a once-planned Italian regasification facility has never been constructed. As a result, we are unable to import liquefied natural gas, and instead, in 1997, entered into a swap agreement with Gaz de France and related transportation arrangements with Eni whereby Gaz de France takes the liquefied natural gas supplied by NLNG under the contract and provides us with equivalent volume of non-liquefied gas. We obtained approximately 23% of the natural gas we purchased in 2003 pursuant to our Nigerian gas contract. You should read “—Regulatory Matters—Electricity Regulation—The tariff structure—Stranded costs” for a discussion of current regulations, which are expected to continue to provide us with a reimbursement of part of the cost of the NLNG contract.

     Of the remaining 8% of the gas we purchased, Italian company Edison S.p.A. supplied approximately 3% and we purchased approximately 5% on a spot basis in the national and international markets.

   Coal and orimulsion

     In 2003, our net production of electricity from coal and orimulsion was approximately 30.0 TWh, compared to a total of 29.2 TWh in 2002.

     In 2003, we purchased 13.6 million tons of coal, virtually all of which was imported, principally from South Africa, South America, the Far East and Eastern Europe. Approximately 10.9 million tons of coal purchased in 2003 were used by our generating companies. The remaining 2.7 million tons were sold on the market by Enel Trade.

     In 2003, we purchased 1.9 million tons of orimulsion. Approximately 80% of the orimulsion purchased in 2003 was supplied to Enel Produzione, while the remaining 20% was supplied to Endesa Italia (formerly Elettrogen).

   Purchased power

     In 2003, we purchased approximately 73.6 TWh of power from domestic and foreign producers to fulfill our legal and regulatory obligations, to diversify our sources of electricity, and to reduce our costs. Of this purchased power, 21.1 TWh were purchased by the Generation and Energy Management Division. In 2004, since the start of operations of the Single Buyer, which is responsible for purchasing electricity on behalf of regulated consumers, we have transferred our contracts with foreign producers for the supply of electricity to regulated consumers to the Single Buyer. Other modifications of our contractual obligations may gradually take place as the pool market becomes fully operational. See “—Regulatory Matters—Electricity Regulation—The Single Buyer” for additional information on the Single Buyer.

     The Gestore della Rete purchases all of the production of domestic producers of electricity that use renewable resources, or CIP 6 Producers, and in turn makes this energy available for sale to Eligible Customers in the free market. The amount available on the free market in 2003 was 40.3 TWh, of which we purchased 5.4 TWh for our Eligible Customers.

     We purchase power from outside Italy through annual and long-term electricity supply contracts and on the spot market. Our long-term purchase contracts include contracts entered into to secure electricity supplies after we stopped generating electricity from nuclear power in 1988. Since the start of its operations in January 2004, we sell energy purchased outside Italy to the Single Buyer at a price which is equal to the wholesale price of electricity for the last quarter of 2003 subject to a price adjustment to reflect changes in the variable cost component of the tariff.

     The table below sets forth the amount of electricity we imported in Italy under long-term and annual contracts and by spot purchases during each of the years in the period indicated.

	2001	2002	2003
	(TWh)
Long-term contracts	20.9	21.7	15.5
Annual contracts	3.4	0.4	0.6
Spot purchases	0.8	0.4	0.0
Total imports	25.1	22.5	16

Source: Enel.

     The Italian electricity grid is interconnected to foreign networks through 15 international transmission lines. We believe these lines are currently operating at full capacity.

     In order to increase competition in the market for imported energy, the Energy Authority has ruled that no single importer may use more than 10% of the total available interconnection capacity of the Italian grid, excluding from the calculation capacity covered by long-term contracts in force at February 19, 1997. You should read “—Regulatory Matters—Electricity Regulation—The tariff structure” for a discussion of these rules and their effect on us.

     Under the new electricity market framework, after the Single Buyer becomes operational, we may continue to purchase power from third parties inside and outside Italy through Enel Trade, which acts as our supplier to Eligible Customers.

   Disposal of the Gencos

     In order to increase competition in the Italian electricity generation market, the Bersani Decree provided that after January 1, 2003, no single company or group would be allowed to generate or import in aggregate more than 50% of the total amount of electricity generated and imported in Italy. Accordingly, we were required to dispose of no less than 15,000 MW of our net generating capacity by that date in order to reduce our market share to an allowable level. In August 1999, the Italian government approved our plan to dispose of plants representing approximately 27% of our generating capacity at that date (15,057 MW of our net installed capacity, which was equivalent to 16,067 MW of our gross installed capacity).

     As part of this plan, in October 1999 we transferred to the Gencos the generating plants we selected for disposal, together with the management teams and employees needed to operate these plants. We subsequently divested each of the Gencos through a separate auction process in transactions with an aggregate value of approximately Euro 8,200 million, as follows:

•	On September 20, 2001, we sold 100% of the share capital of Elettrogen (now called Endesa Italia S.r.l.) to a consortium formed by Endesa S.A., ASM Brescia S.p.A. and Banco Santander Central Hispano S.A. for total final consideration of Euro 3,585 million, including Euro 2,687 million in cash and the assumption of Euro 898 million in debt;

•	On May 31, 2002, we sold 100% of the share capital of Eurogen (now part of Edipower S.p.A.) to Edipower S.p.A., a consortium formed by Edison S.p.A., AEM S.p.A., AEM Torino S.p.A., Aar e Ticino SA di Elettricità (Atel), Unicredito Italiano S.p.A., Interbanca S.p.A. and Albojo Limited for total final consideration of Euro 3,731 million, including Euro 2,980 million in cash and the assumption of Euro 751 million in debt; and

•	On January 29, 2003, we sold 100% of the share capital of Interpower (now called Tirreno Power S.p.A.) to a consortium of bidders including the Italian consortium Energia Italiana, Electrabel S.A. and ACEA S.p.A. for Euro 850 million, including Euro 532 million in cash and the assumption of Euro 318 million in debt. With the sale of Interpower, we completed the disposals mandated by the Bersani Decree.

     The following table provides certain selected operating and financial data for Interpower at January 1, 2003, the date of its deconsolidation. The financial data included in the table has been prepared on the basis of Italian GAAP.

Operating Data

Interpower
Jan. 1,
2003
Gross installed capacity of all plants (MW)	2,961
Gross installed capacity of thermal plants (MW)	2,898
Gross installed capacity of hydroelectric plants (MW)	63
Net production 2002 (TWh)	5.7
Number of employees	880
Total number of plants	20
Number of thermal plants	3
Number of hydroelectric plants	17

Financial Data

Interpower
Jan. 1,
2003
(in millions
of euro)
Operating revenues	332
Operating income	(6)
Net income	(51)
Total net assets	356

         The generation assets we transferred to the Gencos broadly reflect the technological features, mix of fuels consumed and geographical distribution of the generation assets that we have retained. We transferred plants representing 9,460 MW of the 14,200 MW of thermal production capacity covered by our approved plan to convert fuel burning plants to combined cycle technology.

         The Gencos operate relatively more base load plants, which tend to operate on a continuous basis, than mid-merit plants, which we use principally to cover increases in demand for electricity during higher demand periods. As a result, our share of the total amount of electricity generated in Italy has declined by more than the percentage decline in our total gross installed capacity resulting from the disposals. With the completion of our disposal of the Gencos, our gross installed capacity has decreased to approximately 53% of total Italian gross installed capacity, from approximately 66% in 2001 and 57% in 2002, and we expect to generate approximately 49% of the total amount of electricity generated and imported in Italy in 2004.

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

     Electricity companies

         We operate in the electricity market through the following companies:

•	Enel Distribuzione, which owns the electricity distribution network serving the free and regulated markets and sells electricity on the regulated market;

•	Deval, a subsidiary in which we own a 51% interest, which engages in similar activities in the Valle d’Aosta Region;

•	Enel Energia, which sells electricity on the free market to customers with annual consumption up to 100 GWh;

•	Enel Sole, which provides public and art lighting services; and

•	Enel.si, which provides electricity-related services.

         On January 1, 2003, Enel Energia transferred to Enel Trade its business unit conducting electricity sales to large electricity users, or Eligible Customers with an annual electricity consumption higher than 100 GWh, in order to focus Enel Energia’s sales activities on the Eligible Customers with lower levels of annual electricity consumption.

     Distribution and sales of electricity on the regulated market

         We own and operate the principal electricity distribution network in Italy. We use the term “distribution” to refer to the transport of electricity from the transmission grid to end users. Enel Distribuzione, our wholly owned subsidiary, holds almost all of our distribution assets and operations, excepts for the assets and operations held by Deval in Valle d’Aosta. Its main responsibilities consist of operating and maintaining the distribution network, distributing electricity to end users and selling electricity on the regulated market.

         The following table sets forth the volumes of electricity transported to the free market, and transported to (and sold on) the regulated market by Enel Distribuzione and Deval for the periods indicated.

	Year ended December 31,
	2001	2002	2003
Transported to free market	76,845	94,043	107,989
Transported to regulated market	179,048	163,950	157,066
Total	255,893	257,993	265,055

         Growth in distribution of electricity to end users is closely related to economic growth in Italy. In 2001, 2002 and 2003, the growth of Italian economy was limited due to the general slowing of the world economy. In 2003, the growth in distribution of electricity was positively influenced by the weather conditions and the high temperatures of the spring and summer season.

         We have focused on reducing operating costs in our distribution and sales operations. In particular, we have reduced the number of employees involved in these operations by approximately 14% over the past three years, and by 31% from December 31, 1999 to December 31, 2003. In the future, we expect this trend to continue but the volume of reductions to decrease. The following table shows the number of this division’s employees at the dates indicated:

	At December 31,
	2001	2002	2003
Employees	38,296	36,103	33,106

     Electricity distribution network

         The table below sets forth certain information about our primary and secondary distribution networks at December 31, 2003.

		Insulated	Bare
	Underground	aerial	aerial	Total		Transformer
	lines	lines	lines	lines	Number of	capacity
Type	(km)	(km)	(km)	(km)	substations	(MVA)
Primary:
High voltage lines (40-150 kV)	374		18,962	19,336

		Insulated	Bare
	Underground	aerial	aerial	Total		Transformer
	lines	lines	lines	lines	Number of	capacity
Type	(km)	(km)	(km)	(km)	substations	(MVA)
Primary substations					1,996	87,724
Secondary:
Medium voltage lines (1-30 kV)	120,787	7,201	206,559	334,547
Low voltage lines	221,651	379,024	127,811	728,486
Secondary substations					409,362	65,953

         Our replacement and construction of distribution lines and substations are subject to Italian regulatory limitations on environmental and aesthetic grounds, including legislation on electromagnetic fields that may make it more difficult to build new transmission and distribution lines and substations in the future and may require removing existing transmission and distribution lines and substations. You should read “Item 3. Key Information—Risk Factors—Other Risks Relating to Our Businesses—We may incur significant capital expenditures to comply with legislation on electromagnetic fields; we may not be fully reimbursed for these capital expenditures” and “—Regulatory Matters—Environmental Matters—Electromagnetic fields” for a more detailed description of the environmental laws and regulations affecting our distribution operations and the risks they pose for our business.

     Consolidation of electricity distribution networks

         In some cases, a single municipality has historically been served both by our distribution network and the distribution network of a municipal utility. The Bersani Decree provided that a single distribution license would be issued for each municipality in Italy, thereby creating an incentive for the consolidation of such multiple distribution networks. Specifically, the Bersani Decree provided that any distribution company owned or partly owned by a municipality and serving at least 20% of the customers in that municipality had until March 31, 2001 to request that we sell our distribution network in that municipality to it. As a consequence, we have been forced to sell a significant number of these networks in the past few years. In 2003, we sold eleven local distribution networks, serving a total of approximately 23,200 clients and having an annual sales volume of approximately 1.2 billion kWh, for an aggregate consideration of approximately Euro 68 million. We had previously sold our networks in Rome and Formello to ACEA, those in Turin to AEM Torino, those in Milan and Rozzano to AEM Milano and those in Verona and Grezzana to AGSM Verona. These networks, which served approximately 1.5 million clients and had an annual sales volume of approximately 10 TWh, were sold for aggregate consideration of approximately Euro 1,347 million in 2001 and 2002. From January 1, 2001 through June 30, 2004, we also sold the distribution networks of another 29 small municipalities, mainly in 2001 and 2002, which served an aggregate of 35,899 customers, for aggregate consideration of approximately Euro 91 million, while at the same time acquiring the distribution networks of 49 other small municipalities, serving an aggregate of approximately 14,886 clients, for aggregate consideration of Euro 13 million. Negotiations are currently pending regarding our sale of the distribution networks of 31 small municipalities and our acquisition of the distribution networks of certain another small municipalities. The Bersani Decree also provided that if we had not agreed by September 30, 2000, on a sale price with any municipality that had timely requested to purchase a distribution network from us, the price would be decided by an arbitration panel. Three such municipalities still have requests for price arbitration pending; nine such requests have already been dismissed. We do not believe these pending transactions will involve material amounts of consideration, or that they will have a material effect on our revenues or the number of customers we serve.

         The distribution networks that we have sold are more profitable than our average distribution network, mainly because distribution in metropolitan areas has lower costs because of the high customer concentration. In 2004, the Energy Authority put in place an equalization system that compensates for some of the comparative disadvantages of distributors serving non-urban areas. See “—Regulatory Matters—Electricity Regulation—Consolidation of the distribution industry”.

         The Bersani Decree also contemplates the consolidation of our distribution networks with those of distribution companies (owned or partly owned by a municipality) that serve at least 100,000 customers in municipalities adjoining those where our networks are located. Pursuant to these provisions, certain municipal distribution companies, including those in Milan, Rome, Trieste and Modena, have expressed an interest in purchasing our electricity distribution networks in adjoining municipalities. We believe that, under the Bersani Decree, any such sale may not occur without the agreement of all parties concerned.

         In May 2003, SET Distribuzione S.p.A., a company controlled by the Province of Trento, requested the forced transfer of all our plants and equipment for the distribution and sale of electricity located in that province, with a capacity of approximately 1.8 MWh and which served approximately 223,000 customers. Following such request, an expropriation order was issued on August 2, 2003. We appealed the resolution in front of the Trento Regional Administrative Court. We are currently exploring the possibility of out-of-court settlement of this matter.

         In addition to the divestitures carried out pursuant to the Bersani Decree, on December 31, 2003, we sold our network in Brescia and 45 neighboring municipalities, which served an aggregate of 100,205 clients and had an annual sales volume of 2.8 billion kWh, for total consideration of Euro 168 million.

     Other divestitures

         In June 2001, we sold to the Regional Authority of Valle d’Aosta a 49% interest in Deval S.p.A., a distribution company which owns and operates approximately 4,160 km of electricity distribution lines and serves 118,243 customers in that region.

         In addition, on September 1, 2003, pursuant to a ministerial decree, Enel Distribuzione transferred to Terna the ownership of approximately 900 km of high-voltage transmission lines.

     Sales to regulated electricity market

         The regulated market for electricity sales in Italy consists of:

•	All Non-Eligible Customers, or customers who do not meet the consumption threshold for participation in the free market; and

•	Those Eligible Customers, or customers who meet the consumption threshold for participation in the free market, that choose not to participate in it.

         The consumption threshold for qualification as an Eligible Customer, which is set by regulation, is decreasing over time, reducing the number of customers who must buy electricity on the regulated market. The consumption threshold decreased significantly on January 1, 2002, so that individual end users and consortia of companies with annual consumption of 9 GWh or more of electricity became eligible to participate in the free market. On May 1, 2003, the consumption threshold took another significant drop, to 0.1 GWh per year, which has resulted in approximately 60% of our electricity customers becoming eligible to participate in the free market. Italy was expected to implement EU Directive No. 54/2004, which contains a provision requiring that all customers (except households) be eligible to participate in the free market by July 1, 2004. Italy has not yet implemented such directive. See “—Regulatory Matters—Electricity Regulation—Regulatory framework—Eligible and Non-Eligible Customers” for further information.

         We supply electricity to four main classes of regulated market end users: industrial, commercial, household and agricultural users. As of December 31, 2003, we served approximately 23.1 million households, or approximately 90% of all households in Italy. The following table sets forth the amount of electricity that we sold in Italy by class of customer and the amount of electricity sold by other distributors in each of the periods indicated.

	2001	2002	2003
		(TWh)
Industrial	52.2	37.3	31.9
Commercial and other services	56.6	52.5	50.4
Household	54.8	56.4	55.2
Agricultural	4.6	4.7	4.0
Total	168.2	150.9	141.5
Other distributors	10.8	13.0	15.6
Total	179.0	163.9	157.1

         In 2002 and 2003, our sales to industrial users and to households decreased mainly due to the liberalization of the electricity market and our sale of certain municipal distribution networks as required by the Bersani Decree. As a result of the drop in the consumption threshold described above, the decrease in sales involved not only industrial users but also commercial customers. The migration of customers from the regulated to the free market has not had a significant negative effect on our margins on the transport and sale of electricity, as we distribute to both the regulated and the free markets, and the sales component of electricity tariffs has relatively less weight than the distribution component in the calculation of our overall margins.

         In 2003, we estimate that Enel sold approximately 56% of the electricity consumed in Italy in 2003, including electricity sold by Enel Energia and Enel Trade on the free market.

     Customer service to Non-Eligible Customers

         Providing high-quality customer service is an important part of our commercial strategy. In recent years, Enel Distribuzione has reorganized its sales network to change the manner in which customer relations are managed. We have expanded our customer services to provide customers with access to us through a number of different channels, and we have introduced specialized departments to manage relations with corporate and individual customers. Among other things, we have a customer call center, targeted primarily at individual consumers, and provide a self-service area through our Internet portal. The call center is supported by both a national documentation center located in southern Italy, which receives, processes and electronically files all contractual documentation, and by a national printing center, which prints and distributes all correspondence with customers. As of December 31, 2003, our customer service network also included approximately 148 retail locations managed directly by Enel Distribuzione, 200 key account managers dedicated to mid-size business customers and 1,061 “QuiEnel” retail locations, which include QuiEnel points in Enel.si and WIND stores and in approximately 20 post offices.

     Quality of network service

         The Energy Authority has issued guidelines setting targets for electricity service continuity (based on minutes of service interruptions per year) and quality (such as waiting time for appointments). The Energy Authority has also instituted a system in connection with quality targets for continuity of service, or lack of service interruptions, whereby it grants bonuses to companies that exceed these targets and imposes penalties on companies that fail to meet them. See “—Regulatory Matters—Electricity Regulation—Quality of service regulation”.

         Because we exceeded our continuity of service targets in 2000, the Authority granted Enel Distribuzione a Euro 4 million bonus, which was paid in 2002. In 2001 and 2002, we continued to make improvements in the continuity of service we provide and the Authority granted Enel Distribuzione a Euro 146 million bonus which was paid in 2003, including 32 million paid with respect to 2001 and 114 million with respect to 2002. In 2003, we continued to make improvements in the continuity of service we provide with our average duration of service interruptions decreasing by 15% to 88 minutes from 103 minutes in 2002. We believe our investments in customer service-related initiatives are sufficient to allow us to continue to comply with or exceed the quality thresholds set by the Authority.

     Sales of electricity to the free market

         According to our internal estimates, total Italian electricity consumption on the free market in 2003 was 112 TWh, or only 37% of total Italian electricity consumption for the year. The list of Eligible Customers is publicly available and included 147,821 Eligible Customers (including qualifying consortia) as of May 13, 2004.

         In 2003, Enel Energia focused its operation on sales to Eligible Customers with annual consumption up to 100 GWh. As a result of this new strategy, Enel Energia sold 6.1 TWh of electricity to 4,166 Eligible Customers during 2003, a decrease of approximately 79.5% from the 30.3 TWh sold in 2002. Consumers with annual consumption above 100 GWh are now served by our Generation and Energy Management Division, which sold 13.7 TWh of such electricity to these consumers in 2003.

         The progressive liberalization of the Italian electricity market requires that Enel Energia provide its customers with increasingly flexible and competitive services that go beyond providing a reliable supply of electricity.

         As part of our marketing efforts, we have implemented a series of customer initiatives including:

•	specially tailored contract terms for different types of customers; and

•	value-added services such as energy monitoring and management.

         The number of potential customers increased significantly on May 1, 2003, when the consumption threshold determining eligibility to participate in the free market dropped to 0.1 GWh per year from 9 GWh previously and will continue to increase following the opening of the free market to all customers (except households).

     Public and art lighting

         Enel Sole operates our public lighting services in Italy and abroad. Enel Sole targets the general market for public lighting, as well as the market for customized lighting systems for monuments, public squares, churches and other landmarks and public spaces. Enel Sole offers both indoor and outdoor lighting systems, and provides maintenance services for the systems and the related electricity plants.

         In 2003, Enel Sole built lighting systems for third parties with an aggregate value of approximately Euro 39 million. In addition, Enel Sole in 2003 signed contracts for approximately 100,000 public lighting points throughout Italy. As of December 31, 2003, Enel Sole managed approximately 1.8 million public lighting sites in 4,091 client municipalities. In the first half of 2004, Enel Sole entered into contracts with a total value of approximately Euro 23.3 million to build lighting systems for third parties.

     Electricity systems-related services

         Enel.si offers our clients construction and maintenance services for their electricity systems and operation and maintenance services for small co-generation power plants and photovoltaic plants through franchise stores established in local areas. Enel.si franchises draw on the technical capabilities of the Enel Group to assist clients in optimizing their use of electricity, as well as to offer them consulting and personnel training services.

         In 2003, 62 new Enel.si local sales and service franchises were opened, bringing the total number at December 31, 2003, to 672. We plan to increase our franchising network to approximately 1,000 stores over the next few years. Enel.si also developed the product range available in its stores in 2003, focusing on three main lines of products aimed at providing comfort, safety and energy savings.

         Gas Companies

         We operate in the Italian gas market through the following companies:

•	Enel Distribuzione Gas, GE.AD. and Enel Rete Gas, which own local distribution networks in certain parts of Italy and were awarded the related concessions for their use. We plan to merge these three, together with Sicilmetano, our newly acquired subsidiary, into one company by the end of 2004; and

•	Enel Gas, which sells natural gas to end users.

         The Italian natural gas market is also undergoing a process of liberalization. Under current legislation, the natural gas market was supposed to have been completely liberalized as of January 1, 2003, with sellers able to freely set prices to all customers. However, the Energy Authority retained the right to control prices for those customers that qualified as Gas Non-Eligible Customers as of January 1, 2003, and imposed a price freeze with respect to such customers at the levels that were in place on December 31, 2002. Please see “—Regulatory

Matters—Gas Regulation—Gas Eligible and Non-Eligible Customers” for a definition of Gas Non-Eligible Customers. In December 2003, the Energy Authority established new tariff criteria that were applicable as of January 1, 2004. The Energy Authority must decide by July 31, 2005 whether to allow suppliers to freely set the prices charged to Gas Non-Eligible Customers. Please refer to “—Regulatory Matters—Gas Regulation” for a more detailed discussion of gas regulation in Italy.

         Until the development of full market liberalization, we believe that the most effective way for us to build our gas business is through acquisitions of other distributors or client bases. We believe that expanding our gas distribution activities offers us opportunities for potential synergies, including, for example, the ability to schedule and perform gas and electric network maintenance and upgrades in the same area at the same time and the ability to use call centers for both gas and electricity customers, as well as certain competitive advantages, including potential cost savings from economies of scale.

         We have acquired several gas distribution companies with operations in various Italian regions over the past three years. These acquisitions include those of the Colombo Gas Group in 2000, So.ge.gas S.p.A. and Agas S.p.A. in 2001, Camuzzi Gazometri (now Enel ReteGas) in 2002 and Sicilmetano in 2004.

         In November 2001, we merged twenty previously acquired gas companies into Enel Distribuzione Gas S.p.A.

         In January 2002, the sales activities of Enel Distribuzione Gas S.p.A. were spun off into Enel Gas S.p.A.

         In May 2002, we acquired 98.58% of the outstanding shares of Camuzzi Gazometri from Mill Hill Investments for consideration of Euro 1,043 million, consolidating our position as the second-largest operator in the Italian gas distribution market, second only to Eni, the incumbent provider, according to a study of the Italian gas industry by Mediocredito Centrale in April 2004. In acquiring Camuzzi Gazometri, we acquired both significant gas distribution assets and Camuzzi Gazometri’s waste management operations. In February 2004, we sold Camuzzi’s waste management operations to Green Holding S.r.l. for approximately Euro 14 million.

         In December 2002, Plenia S.p.A., a former sales company of Camuzzi Gazometri, was merged into Enel Gas S.p.A. In January 2003, the sales activities of GE.AD and Enel Energia, (with the exception of customers that are served by Enel Trade) were contributed to Enel Gas S.p.A.

         As of December 31, 2003, we offered gas distribution services in 1,024 municipalities (as compared to 1,017 in 2002) and operated on approximately 26,000 km of network. In 2003, we distributed 89 million cubic meters of gas on behalf of companies that sell gas (as compared to 49 million in 2002) and 2,647 million cubic meters to end users (as compared to 2,349 million in 2002), with an increase of 12.7% with respect to 2002. In 2003, we served 1,785,215 end users (as compared to 1,716,136 in 2002), representing approximately 11% of the Italian market.

         In 2003, we sold approximately 4.4 billion cubic meters of gas (as compared to 3.9 billion in 2002) to approximately 1.8 million end users (as compared to 1.7 million in 2002), representing approximately 9% of the Italian market, not including the 2.3 million cubic meters of gas sold by Enel Trade, which is part of our Generation and Energy Management Division, to distributors.

     Competition in the electricity and gas markets

         Electricity generation. In 2003, we accounted for approximately 49.4% of domestic electricity production. We purchased approximately 31% of the electricity imported into Italy, and also purchased electricity produced by independent power producers and electricity produced from renewable resources under the CIP 6 regime. In accordance with the Bersani Decree, we transferred our long-term purchase contracts with independent power producers under the CIP 6 regime to the Gestore della Rete in January 2001.

         The following table shows our estimates of gross installed capacity in Italy by category of producer at the dates indicated.

	At December 31,
	1999	2000	2001	2002		2003
			(GW)
Enel	59.4	58.9	52.0	45.3	(1)	43
Independent and other power producers	13.9	16.5	24.0	31.4		35
Municipal utilities	2.9	2.9	2.9	2.9		3
Total	76.2	78.3	78.9	79.6		81

(1)	Including 3 GW of Interpower.

         As a result of the limitation on the production and import of electricity imposed by the Bersani Decree, we were required to sell plants with a total installed net capacity of at least 15.0 GW by January 1, 2003. In order to comply with the requirement, we created and sold the Gencos after transferring an aggregate of approximately 16.0 GW of gross installed capacity to them. With the completion of our disposal of the Gencos in January 2003, our gross installed capacity has decreased to approximately 53% of total Italian gross installed capacity from approximately 66% in 2001 and 57% in 2002, and we expect to generate approximately 49% of the total amount of electricity generated in Italy in 2004.

         The disposal of the Gencos has exposed us to increasing competition from other generating capacity operators on the open market. We expect that our competitors will also include domestic independent power producers, municipal utility companies and any foreign operators that export electricity to the Italian market or acquire Italian generation assets. In addition, up through 2003, other producers were authorized to build about 13 GW of new generating capacity in Italy.

         Our main competitors in Italy are Edison, Endesa Italia, Tirreno Power, Edipower and Eni. Edipower has a reported generation capacity of 7.4 GW, Edison has a reported capacity of 6.4 GW, Endesa Italia has a reported generation capacity of 5.7 GW, Tirreno Power has a reported capacity of 3 GW, and Eni has a reported capacity of 2.8 GW.

         The main municipal electricity companies are AEM S.p.A., ACEA S.p.A. and AEM Torino S.p.A. They are each publicly traded, but remain majority-owned by the relevant municipality. AEM S.p.A. has approximately 1.2 GW of generation capacity, ACEA S.p.A. through Acea-Electrabel Produzione S.p.A. (a joint venture in the electricity generation business with Electrabel SA) has approximately 1.7 GW (including their share in Interpower’s generating capacity as participants in the consortium that acquired that Genco) and AEM Torino S.p.A. has approximately 0.5 GW of capacity. In addition to their core electricity business, these companies offer gas and/or water services.

         We believe that in 2003 we imported pursuant to long-term contracts approximately 30.3% of the electricity imported into Italy. However, pursuant to the Bersani Decree we were required to sell approximately 15.5 TWh of such imported electricity to the Single Buyer. You should read “—Generation and Energy Management—Purchased power” for a discussion of these rules.

         Electricity sales to Eligible Customers. We expect significant competition to result from the continued opening of the market to Eligible Customers, who are free to choose the supplier of their electricity. Enel Energia’s competitors in sales to Eligible Customers are independent power producers, importers, wholesalers and brokers. We expect competition in the free market to increase further in 2004 as a result of the lowering of the threshold to qualify as Eligible Customer.

         Gas sales. In our gas business, we compete mainly with Eni, the incumbent operator that historically held a monopoly for gas distribution activities in Italy and continues to hold a significant majority of the overall market for such activities. According to a study of the Italian gas industry published by Mediocredito Centrale in April of 2004, we are the second-largest operator in the Italian gas distribution market, following our acquisition of Camuzzi Gazometri (now Enel Rete Gas).

         The Italian gas market is currently going through a process of liberalization. Under current legislation, the natural gas market was supposed to have been completely liberalized as of January 1, 2003, with sellers able to freely set prices to all customers. However, the Energy Authority retained the right to control prices for certain, mainly household, customers and imposed a price freeze with respect to such customers at the levels that were in place on December 31, 2002. Please see “—Regulatory Matters—Gas Regulation—Gas Eligible and Non-Eligible Customers” for a definition of Gas Non-Eligible Customers. In December 2003, the Energy Authority established new tariff criteria that are applicable as of January 1, 2004. The Energy Authority must decide by July 31, 2005 whether to allow suppliers to freely set the prices charged to Gas Non-Eligible Customers. We expect that once the remaining limitations to the liberalization process have been eliminated, which we believe will be in the second half of 2004 or in early 2005, the conditions will be in place for free competition to develop in the gas market. See “—Regulatory Matters—Gas Regulation” for a discussion of the regulation of the gas market.

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

     International

         Our International Division includes our electricity generation, distribution and sale activities outside of Italy and is also in charge of seeking business development through partnerships and acquisitions abroad. The International Division currently includes Viesgo Generaciòn, which is our largest operation abroad, an electricity generation company in Spain with a gross installed capacity of 2,365 MW; Enel Uniòn Fenosa Renovables, a company active in Spain in the field of renewable energy with 381 MW of installed capacity currently in operation, 83 MW that we expect to be in operation by the end of 2004 and another 15 MW that we expect to be in operation by the end of 2005; Maritza East III, which we acquired in 2003, a generating company with 732 MW of installed capacity in Bulgaria; Enel North America and Enel Latin America, active in the power generation from renewable sources in North America and in Central and South America, respectively; and Electra de Viesgo Distribuciòn and Viesgo Energia, companies active in the electricity distribution and sale business in Spain. In 2003, this division had revenues of Euro 921 million, as compared to the Euro 923 million attributable to it in 2002.

         On January 8, 2002, we acquired 100% of the outstanding shares of Electra de Viesgo S.A. (Viesgo), a Spanish electricity company with generation and distribution company subsidiaries, from Endesa S.A. for total consideration of Euro 2,070 million, including Euro 1,920 million in cash and the assumption of Euro 150 million in debt. Viesgo, through Viesgo Generaciòn, operates 6 thermal plants and 12 hydroelectric plants in Spain with an aggregate gross installed capacity of approximately 2,365 MW. Viesgo, through Electra de Viesgo Distribucion, also owns 25.000 kilometers of distribution network, and distributed 5,000 GWh of electricity to 600,000 customers in the Spanish regulated market in 2003; while through Viesgo Energia it sold 210 Gwh of electricity in the Spanish free market in 2003.

         In March 2003, we acquired from Entergy Power Bulgaria Ltd., through our subsidiary Enel Generation Holding BV, 60% of the share capital of Entergy Power Holding Maritza BV, which in turn holds 73% of Maritza East III, for Euro 75.7 million. Maritza East III is working on the refurbishment, environmental upgrade and management of a lignite-fired generation plant located in Bulgaria, on the border with Greece. The total financial outlay of Maritza East III for the project is estimated to be about Euro 300 million, which is expected to be financed through project financing. We also have a call option on the remaining 40% of Entergy Power Holding Maritza BV’s share capital currently hold by Entergy Power Bulgaria Ltd.

         In December 2003, we acquired 80% of the share capital of Uniòn Fenosa Energìas Especiales (Uniòn Fenosa), a Spanish company active in the field of renewable energy from Uniòn Fenosa Generacion SA, which still holds the remaining 20%. We granted Uniòn Fenosa Generacion SA an option to re-purchase 30% of Uniòn Fenosa’s capital stock, which may be exercised through the end of 2007. Uniòn Fenosa’s assets include plants and projects for the generation of electricity from renewable resources, primarily wind and hydroelectric facilities.

Uniòn Fenosa has 381 MW of installed capacity currently in operation, 98 MW under construction and plans to develop an additional 324 MW of capacity by 2007.

         We have generation operations in the United States through Enel North America, a North American independent power producer specializing in renewable resources. At December 31, 2003, Enel North America operated 87 power plants in the United States and 2 in Canada with an aggregate net installed capacity of 325 MW and a net production in 2003 of approximately 1300 GWh. On March 1, 2004, we acquired two hydroelectric plants in North America: Twin Falls, located in the State of Washington, and Lower Saranac, located in the State of New York, with an aggregate net installed capacity of 33 MW, from General Electric Structured Finance Ltd. for $44.4 million, equivalent to approximately Euro 35.2 million. We also have generation operations in Central and South America through Enel Latin America, another power producer specializing in renewable resources. At December 31, 2003, Enel Latin America operated two hydroelectric plants and a wind plant in Costa Rica, as well as two hydroelectric plants in Chile and a hydroelectric plant in Guatemala with an aggregate net installed capacity of 200 MW and net production in 2003 of approximately 782 GWh.

         We are currently negotiating the acquisition of two Romanian electricity distribution companies, Banat and Dobrogea, serving a total of about 1,400,000 customers, representing 20% of the country’s population.

         The following table shows the net efficient generation capacity of our foreign generating companies broken down by type of plant at December 31, 2002 and December 31, 2003.

					Enel Uniòn	Total at	Total at
	Enel North	Enel Latin			Fenosa	December 31,	December 31,
	America	America	Viesgo	Maritza	Renovables	2003	2002
	(MW)
Thermal	—	—	1,592	732	—	2,324	1,599
Hydroelectric	233	175	668	—	69	1,146	989
Wind	67	24	—	—	250	341	91
Biomass and Biogas	25	—		—	—	25	25
Cogeneration	—	—		—	62	62	—

Total	325	199	2,261	732	381	3,898	2,704

         The electricity generated by our International Division in 2003 amounted to 11,797 Gwh, as compared to 9,193 Gwh generated by our international operations in 2002, and include 1,076 Gwh generated by Uniòn Fenosa, 5,886 Gwh produced by Viesgo Generaciòn (as compared to 7,529 Gwh in 2002), 2,084 Gwh produced by our North and South American companies (as compared to 1,664 Gwh in 2002), and 2,751 Gwh produced by Maritza East III. The sales of electricity carried out by our companies operating in Spain totaled to 3,943 Gwh, an increase of 9.7% as compared to the 3,594 Gwh sold in 2002.

         The revenues of our International Division for 2003 amounted to Euro 921 million, of which Euro 713 million arose from our activities in Spain (compared to Euro 825 million for 2002), Euro 100 million from our activities in North and South America (compared to Euro 98 million for 2002), and Euro 108 million reported by Maritza in the nine months from its acquisition. The decrease of Euro 112 million in revenues generated in Spain was due primarily to regularly-scheduled maintenance work performed on the plants and other technical reasons.

     Transmission

         Terna, our Transmission Division, owns a large majority of the Italian national transmission grid. We use the term “transmission” to refer to the transportation of electricity on high and very high voltage interconnected networks from the plants where it is generated (or, in the case of imported energy, from the points of acquisition) to distribution systems. In June 2004, we completed an initial public offering and listing in Italy and a private placement with certain institutional investors (in accordance with Rule 144A and Regulation S of the Securities Act) of

1,000,000,000 of Terna’s shares, representing 50% of Terna’s issued share capital, receiving gross proceeds of Euro 1,700 million.

         Terna is responsible for the management, maintenance and development of the national transmission grid, based on guidelines provided by the Gestore della Rete.

         The transmission system in Italy is undergoing significant changes. We are required by law to reduce our stake in Terna to no more than 20% by July 2007. You should read “—Regulatory Matters—Electricity Regulation” for a more detailed discussion of these changes. As contemplated by the Bersani Decree:

•	in June 1999, the Industry Ministry issued a decree formally defining the Italian national transmission grid. The decree determined all of our 380 kV and 220 kV transmission lines and approximately 50% of our 150 kV and 132 kV transmission lines to be part of the national transmission grid.

•	in August 1999, we transferred dispatching national grid management and related assets and liabilities to a wholly owned subsidiary called the Gestore della Rete.

•	in April 2000, we transferred the shares of the Gestore della Rete to the Treasury free of charge.

•	in December 2002, the Industry Ministry issued a decree that enlarged the Italian national transmission grid by including 874 km of lines and 18 transformer stations owned by Enel Distribuzione S.p.A. and other companies belonging to our Generation and Energy Management Division.

         Under the Bersani Decree, owners of the various assets that comprise the national transmission grid, including Terna, operate and maintain those assets pursuant to guidelines issued by the Gestore della Rete. In accordance with this decree, in December 2002, Terna and the Gestore della Rete signed a service contract relating to the operation of the transmission grid. The general framework of the contract had been established by governmental decree in December 2000. For a discussion of this framework see “—Regulatory Matters—Electricity Regulation—Transmission”. This framework will change substantially in the near future. A governmental decree of May 2004 provides for the transfer to Terna of the management and control of the national transmission grid together with certain assets owned by the Gestore della Rete by October 31, 2005.

         Once this transfer becomes effective, Terna will amend its by-laws in order to ensure that the national transmission grid is managed in a neutral and impartial way, without discrimination in favor of electricity operators who hold its shares. In particular, no electricity operator, including us, shall be entitled to voting rights in excess of 5% with respect to the appointment of Terna directors, and a new board of directors shall be appointed in compliance with these restrictions shortly after the transfer becomes effective. Moreover, we will have to reduce our shareholding in Terna (currently 50%) to no more than 20% by July 1, 2007.

         As a result of these regulatory requirements, we expect to deconsolidate Terna by October, 2005. You should read “—Regulatory Matters—Electricity Regulation” for a description of the regulations applicable to our Transmission division. Under the current regulatory framework, the determination of the tariff mechanism pursuant to which the owners of the national transmission grid (including Terna) are remunerated is made by the Italian Energy Authority, which determines the national transmission tariff by taking into account recognized costs of the sector. In order to calculate the total of these recognized costs, the Italian Energy Authority takes into consideration the operating costs (mainly costs for outside services and work, payroll costs and costs associated with the purchase of materials), the depreciation of property, plant and equipment and the remuneration of net invested capital. See “—Regulatory Matters—The tariff structure” for a more detailed description of the tariff mechanism.

         As of December 31, 2003, Terna’s transmission grid consists of:

•	approximately 10,073 km of 380kV or 400kV interconnections, including those connecting Italy and Greece;

•	approximately 10,155 km of 200kV or 220kV interconnections, including those connecting Sardinia, Corsica and the Italian mainland;

•	approximately 18,349 km of interconnections of 150kV, 132kV or less;

•	295 substations; and

•	certain other fixed assets.

         The following table provides certain data about our transmission grid as of December 31, 2003.

		Length
Type of facility	Number	(km) (1)
Primary transformer stations	295	—
Transformers	565	—
Busbar connections	3,864	—
380kV lines	—	10,073
220kV lines	—	10,155
150kV and 132kV lines	—	18,349
Total lines	—	38,577

(1)	Length in kilometers refers to circuit line length.

         Our transmission lines make use of rights of way granted by local authorities in areas where the facilities are located. In addition, we have rights of eminent domain over private property. We are required to compensate landowners for any exercise of these rights.

         The Gestore della Rete decides on the construction and installation of new connections and new transformer or switching substations, upgrades of existing facilities or the decommissioning of existing facilities. If such decisions relate to the transmission grid owned by Terna, Terna is directed by the Gestore della Rete to implement them.

         If they relate to new portions of the Italian grid, contracts for such development projects are put out to tender by the Gestore della Rete. In the three-year period ended December 31, 2003, 11 out of 17 such contracts were awarded to Terna. For this type of development activity, Terna receives an annual fee upon commencement of operations of the facilities and typically continuing for 20 years, in the case of transformer or switching substations, and 35 years, in the case of high voltage and very-high voltage electricity transmission lines.

         The regulated distribution fees that Terna earns are also based on the “availability” of its transmission grid. The following table shows the “availability” of Terna’s grid reported for each of the periods indicated.

	Year ended December 31,
	2000	2001	2002	2003
Grid availability	98.7%	98.8%	99.0%	99.1%

Source: Enel. This calculation does not take into account times the network was unavailable due to required upgrading work and to external causes, including in particular the blackout on September 28, 2003.

         In 1998, we began to implement a program aimed at reducing the operating costs of, and capital expenditures on, our electricity transmission grid. This program was focused on rationalizing the operations and maintenance of our transmission lines and transformer stations, simplifying technical specifications, reducing our personnel costs and the purchasing costs of major components, and reviewing our project planning and capital expenditure programs.

         We have continued to implement this program through the development of a remotely managed and controlled system, the full deployment of a new organizational structure based on centralized management and a SAP management information system. In addition, we have recently implemented the “Monitor and Business Intelligence” project, an e-maintenance platform to monitor the operation and maintenance of Terna’s transmission grid, using particular tools that allow Terna to evaluate the condition of components of the system and to decide if and when to provide maintenance to any such components.

         To diversify the revenue base of our transmission segment, we have begun to sell maintenance, long-distance metering and monitoring and related engineering and operating services (as well as telecommunication services) to third parties which own or utilize high voltage power systems, including other electric companies, municipal utilities and large industrial plants. In 2003, we sold such services with an aggregate value of Euro 65 million. We received 73% of this amount from companies belonging to our Group.

         Through Terna we own Novatrans Energia S.A. and 99.74% of the share capital of Trasmissora Sudeste-Nordeste S.A., or TSN, which both operate in the electricity transmission sector in Brazil. Each of TSN and Novatrans Energia is responsible for the operation and maintenance of a portion of the Brazilian transmission grid, with respect to which each such company has been granted a 30-year concession by the Brazilian Energy Authority. Each of the concessions is due to expire on December 20, 2030.

         Italy, with the exception of Sardinia, suffered a complete blackout of electrical service on September 28, 2003. After the blackout occurred, approximately 21 hours were necessary before the electricity became available again to all customers. The joint report of the Energy Authority and the French Commission de Régulation de l’Energie, dated April 22, 2004, includes among the causes of the blackout the inappropriate defense measures taken by the Swiss transmission grids, the non-compliance by certain Swiss electricity companies with the rules provided by the Union for the Co-ordination of Transmission of Electricity (UCTE) and the inappropriate measures taken to cure certain malfunctions. Other inquiries by Swiss, French and Italian authorities are still underway. In October 2003, the Energy Authority issued a release in which it declared that customers should not have been entitled to request black out-related reimbursements of approximately Euro 25 each, based on the terms of the agreement for the supply of electricity. However, approximately 140,000, mostly household, customers requested such reimbursement. We believe that we were not responsible for the blackout and, accordingly, have not honored any of these requests. As of June 15, 2004, approximately 2,500 of our customers have brought legal actions against Enel Distribuzione or Enel S.p.A. in the Italian courts seeking aggregate damages for approximately 3.5 million dollars or Euro 2.9 million. So far, the courts issued two decisions, one favorable to us and one unfavorable to us which imposed on us an obligation to pay Euro 25 to the plaintiff and that we have appealed. Although the claims of each of the individual plaintiffs are for relatively minor amounts, an increase in the decisions holding us responsible for such damages could be expected to result in an increase in the number of such claims and the magnitude of damages sought. Italian law does not provide for the award of punitive damages in such cases, and plaintiffs will be limited to compensatory damages.

         On June 9, 2004, the Energy Authority published a report with the findings of its preliminary investigation on the blackout. Though the report focuses on a reconstruction of the events which caused the blackout and does not indicate specific responsibilities, it envisions the possibility that the blackout was also attributable to the conduct of Italian generation and distribution companies, including us, and anticipates that specific investigations will be carried out with respect to the role and responsibility of each of the parties involved. Please see “Items 3. Key Information—Risk Factors—Risks relating to Our Energy Business” for a description of the risks related with such investigations.

     Telecommunications

Overview

We conduct our telecommunications and Internet service activities through WIND S.p.A. Since launching its services in 1999, WIND S.p.A. has become one of the leading alternative providers of mobile and fixed-line telephony, Internet and data transmission services in Italy. WIND operates throughout Italy with its own network infrastructure and has rapidly developed its transmission backbone by using fiber optic cables.

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

Infostrada was merged into WIND effective on January 1, 2002. In July 2003, we acquired France Télécom’s remaining 26.6% stake in WIND.

         In 2003, Tellas Telecommunications SA, a joint venture between WIND and Public Power Corporation, a Greek electricity operator, launched a fixed telephony and Internet service in Greece. WIND holds approximately 50.1% of the joint venture. At December 31, 2003, the joint venture had approximately 501,000 fixed lines, corresponding to a market share of approximately 8%.

         We no longer view our telecommunications activities, held through WIND, as potentially synergistic with our energy activities, but rather as a financial investment. In 2003 and 2004, we supported WIND with aggregate equity contributions of approximately Euro 979 million, as well as certain credit support. We expect that WIND will achieve financial independence by the end of 2004 and, accordingly, we do not expect to be required to invest significant amounts in WIND or otherwise provide additional support to WIND after such date. For additional details on the support we have provided to WIND, see “Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources” and note 9 to our consolidated financial statements.

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

         On October 4, 2002, WIND acquired certain assets from Blu S.p.A., one of the four Italian mobile telephony operators active at the time. The acquisition took place in the context of the winding-up of Blu, with the purchase price totaling Euro 140 million. The assets purchased from Blu included Blu’s entire customer base (1.9 million mobile lines, approximately 700,000 of which were active at the time of the acquisition), the Blu trademark and logo, certain network and information technology assets, radio sites, sales points, a call center and a number of part time and full time employees (in the aggregate, equivalent to 540 full time employees). Effective April 1, 2003, WIND sold the network and information technology assets acquired from Blu in October 2002 to Telecom Italia Mobile S.p.A. The total consideration for this sale was Euro 20 million.

         In addition, in the context of the winding-up of Blu, each of WIND, Telecom Italia Mobile S.p.A. and Vodafone Omnitel S.p.A. were assigned, at no charge, 5 MHZ of the 15 MHZ of GSM/GPRS transmission frequencies originally assigned to Blu.

         The Italian communications market

         Italy is one of the largest telecommunications markets in Europe, with a population of approximately 58 million people, who, based on the information provided by the telecommunications operators, utilize an aggregate of approximately 57 million mobile telephone lines, and comprise more than 27 million fixed line customers, as of December 31, 2003. WIND uses the number of lines as the primary measure for its customer base and growth for mobile services. For these services, the number of lines represents the number of Subscriber Identity Module, or SIM, cards that are active. For Internet services, WIND uses the number of registered users as the primary measure of its customer base and growth. For fixed services, WIND recently changed its measure for customer base and growth from number of lines to number of customers, being those that use the “carrier pre-selection” service, have direct access to WIND’s network, or use the carrier selection service but have used WIND’s network at least once in the last three-month period. As of December 31, 2003, WIND had an aggregate of approximately 3.1 million fixed line customers, 9.9 million mobile telephone lines and approximately 15.2 million Internet registered users.

         Mobile services

         The Italian mobile telephone market, one of the largest in Europe, continued to expand in 2003 and reached, according to data provided by the telecommunications operators, a total of approximately 57 million lines at December 31, 2003, from approximately 54 million lines at the end of 2002.

         As of December 31, 2003, Telecom Italia Mobile S.p.A. had approximately 26.1 million lines, accounting for approximately 46% of the Italian total, while Vodafone Omnitel S.p.A. had more than 20.6 million lines, or approximately 36% of the total. As of the same date, WIND had approximately 9.9 million lines, or approximately 17% of the total market for Italian mobile telephony, compared to 8.7 million lines, or a market share of approximately 16%, at the end of 2002.

         Fixed telephony services

         As of December 31, 2003, Italy had approximately 27 million fixed line customers. At the same date, WIND had approximately 3.1 million customers, corresponding to a market share of approximately 11%. Other major carriers include Telecom Italia S.p.A., Tele2, Tiscali and Albacom, which focuses on the corporate market. Competition in the fixed-line telephony market is expected to evolve with the expanded availability of carrier pre-selection and the unbundling of the local loop. Please refer to “—Regulatory Matters—Telecommunications Regulation” for a detailed discussion of the unbundling of the local loop.

         Internet services

         As of December 31, 2003, WIND had approximately 15.2 million registered Internet users, of which approximately 3.4 million were active. Other Internet service providers include, among others, TIN.it and Tiscali, which, according to research carried out by Eurisko, had a market share of approximately 29% and 15%, respectively, at the end of 2003.

         Customer base

         As of March 31, 2004, WIND had approximately:

•	10.2 million mobile lines, represented by the number of Subscriber Identity Module, or SIM, cards sold, an increase of approximately 1.5 million lines since December 31, 2002;

•	2.8 million fixed line customers, a decrease of approximately 0.7 million customers since December 31, 2002, reflecting an increase in market share by the incumbent operator, Telecom Italia S.p.A.; and

•	15.2 million registered Internet users, an increase of approximately 2.8 million users since December 31, 2002.

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

         Mobile telephony. WIND offers a wide range of mobile telephony products and services, including several tariff plans for mobile telephone users and products that integrate mobile with fixed-line and Internet services. WIND recently entered into an agreement with NTT DoCoMo (the largest mobile operator in Japan) for the sale in

Italy of an enhanced mobile service, allowing WIND mobile customers to access to a wide range of information services and an e-mail account.

         WIND also signed in September 2003 an agreement with eight other European mobile operators to offer combined services to corporate clients, with the aim of implementing synergies, taking advantage of cost savings and exchanging know-how on the use of advanced technologies.

         In 2004, WIND changed the tariff plans available to its customers to increase its tariff transparency and reduce the cost of the calls directed to customers of other mobile operators.

         Fixed-line telephony. WIND offers fixed-line telephony services to business and residential customers using either carrier selection, where customers dial a predefined access code, to select WIND’s network for local, long distance and international calls on a per call basis, or “carrier pre-selection” where WIND arranges with Telecom Italia for automatic switching to its network without requiring an access code, or direct access to WIND’s network.

         Costs of fixed-line telephony services are generally calculated on the basis of the type and length of calls made, however, WIND also offers customers calling plans tailored to the type of consumer and its patterns of usage. In 2004, WIND announced a change in its available fixed tariff plans in order to increase its tariff transparency.

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

         Network access. WIND provides its integrated fixed-line telephony, data transmission and Internet services to residential and corporate customers using several access methods:

•	Indirect access: For its customers, WIND offers indirect access to its fixed voice and Internet services through either carrier selection or carrier pre-selection.

•	Direct access: WIND is also able to offer direct access to its network for its largest corporate customers through microwave links, direct fiber optic connections or dedicated lines leased from Telecom Italia. In 2001, following the initial steps in the unbundling of the local loop that allow alternative carriers to have access to Telecom Italia’s local network, WIND began to expand the availability of direct access to other customers in very limited areas and continued to do so in 2002 and 2003 as the unbundling process progressed. Where the unbundling of the local loop is fully operational, WIND’s customers are no longer required to pay fixed-line access fees to Telecom Italia and WIND is also able to collect interconnection fees for calls originating on another operator’s network and terminating on WIND’s network.

         WIND offers mobile services through its national dual band GSM-900 and GSM-1800 digital mobile network which applies GPRS and roaming agreements with other Italian mobile operators. In 2001, WIND began offering its customers GPRS, the mobile technology that provides greater bandwidth for data transmission and Internet access.

         Network infrastructure and licenses

         Since WIND began its operations, it has focused on developing its technical infrastructure, as well as entering into agreements with other telecommunications operators in order to expand its reach and enhance coverage. WIND uses a common system management software, referred to as its Intelligent Network, for its fixed-

line and mobile networks, allowing it to provide integrated telephony and other value-added services to its customers. WIND’s network infrastructure provides high-capacity transmission capabilities, covers most of the domestic territory and allows the delivery of new and innovative services.

         As of March 31, 2004, WIND’s network infrastructure included:

•	A GSM/GPRS mobile network covering approximately 98.4% of the Italian population and an UMTS mobile network covering the Rome and Milan areas;

•	A 18,300 km fiber optic transmission backbone using Synchronous Digital Hierarchy, or SDH, and Wavelength Division Multiplexing, or WDM technology, the European standard for high speed digital transmission;

•	Metropolitan Area Networks in the main Italian cities, including Rome, Milan, Turin, Naples, Palermo, Florence, Genoa and Bologna, comprising 2,240 km of underground cables;

•	A national voice switched network comprising 63 fixed switches and 50 mobile switches; and

•	A packet switched data network comprising 206 Internet Protocol and data transmission points of presence for data transmission.

         Until February 2004, WIND leased inactive, or dark, fiber optic lines on its national backbone from us under a renewable 15-year contract that became effective in 1999. Under that contract, WIND paid us a total initial consideration of Euro 108.4 million, and an additional Euro 45.1 million per year in annual fees since 2000. As part of our internal reorganization, the fiber optic backbone used by WIND was transferred to WIND effective as of March 1, 2004.

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

         WIND also offers direct access to its fixed-line customers following the unbundling of the local loop, a process whereby Telecom Italia is required to give alternative carriers access to Telecom Italia’s “last-mile” connections that include the wires leading to a customer’s home or office. As of March 31, 2004, the unbundling of the local loop was operational in a number of parts of Italy through 488 unbundling sites, covering approximately 28% of the Italian population. As of the same date, a total of 453,000 WIND customers had requested direct access to the WIND network through those sites, 367,000 of whom had already been connected to the WIND network as of that date. You should read “—Regulatory Matters—Telecommunications Regulation” for a detailed discussion of the unbundling of the local loop.

         WIND has obtained a number of important licenses and authorizations needed to build its business, including a license to provide mobile telephone services in Italy using digital GSM-1800 and GSM-900 technology and one of the five licenses to provide third-generation UMTS services in Italy auctioned by the Italian government. The purchase price for WIND’s UMTS license totals approximately Euro 2,447 million, of which approximately Euro 2,194 million has already been paid and the remainder is to be paid over the next eight years. The UMTS license became effective January 1, 2002 and expires on December 31, 2021. The process by which the Italian government sold UMTS licenses is the subject of ongoing investigations by the public prosecutor for Rome and the Antitrust Authority, as well as other pending legal challenges. Although no assurance can be given as to the outcome of these proceedings, WIND does not believe that any of these proceedings will have a material adverse impact on its ability to offer UMTS services.

         Customer care and marketing

         Since beginning operations in 1999, WIND has focused on creating customer care systems that are accessible and convenient to use, including an integrated billing system for fixed-line and mobile phone telephone customers and a system that allows WIND’s corporate clients to pay bills, order supplies or obtain information electronically.

         WIND seeks to keep its pricing and billing policies for its fixed-line and mobile services as transparent and user-friendly as possible and markets its services and products through a multi-channel commercial distribution network with over 4,300 points of sale, including dealers, independent agents, business partners and distributors.

         Environmental and other regulatory matters

         Because of its relatively recent start-up of operations, WIND has been able to take advantage of recently developed technologies in the implementation of its quality and safety standards. Depending on the installation context, WIND deploys different network infrastructure elements in order to achieve radiation emission ranges lower than the minimum levels required by applicable Italian regulations, which are themselves more than 50% lower than the minimum radiation emission levels set by a number of other European countries. In addition, all plans for WIND’s base transceiver stations include a report on electromagnetic emissions that is submitted to the relevant public authorities. However, if the Italian government were to set limits on electromagnetic emissions that are stricter than those currently in effect, we could be required to upgrade, move or make other changes to our mobile telephony infrastructure. You should read “Item 3. Key Information—Risk Factors—Other Risks Relating to Our Businesses—We may incur significant capital expenditures to comply with legislation on electromagnetic fields; we may not be fully reimbursed for these capital expenditures”.

         WIND, like other telecommunications providers in Italy, is subject to regulation by both the Italian government and the European Union. You should read “—Regulatory Matters—Telecommunications Regulation” for a discussion of the regulatory framework in which WIND operates.

     Services and Other Activities

         Real estate and other services

         On December 31, 2003, Enel Facility Management (previously Enel Real Estate), the company through which we had conducted our commercial real estate management activities, transferred real estate assets with a net book value of approximately Euro 1,522 million to Newreal, a company that we constituted with the purpose of divesting the real estate assets contributed to it. On June 3, 2004, we signed an agreement for the transfer of the entire share capital of Newreal to a consortium formed by an investment fund belonging to the Deutsche Bank group and CDC-IXIS for approximately Euro 1,400 million. The agreement provides for a price adjustment mechanism and requires that, before the closing of this transaction, Newreal will transfer real estate assets with a net book value of approximately Euro 380 million to our subsidiary Dalmazia Trieste. We expect to close this transaction by the first half of July 2004.

         We also currently own, mostly through Dalmazia Trieste S.r.l., real estate assets with a net book value of approximately Euro 355 million, that we intend to divest, together with the additional assets which we will transfer to Dalmazia Trieste before the end of July 2004, by 2007.

         Enel Facility Management is still responsible for providing building cleaning, maintenance, security, canteen and other services to both Group companies (including Newreal) and third parties. In 2003, the revenues of Enel Facility Management amounted to Euro 293 million, of which 29 million arose from services provided to third parties. Enel Facility Management is also focusing on pursuing the reduction of costs we incur for rents of commercial offices.

         Engineering and contracting

         We conduct our engineering, procurement and construction, or EPC, operations through Enelpower S.p.A. Enelpower operates - directly or through its subsidiaries - as an engineering and contracting company and supplier of integrated power systems on a turnkey basis. During the last 34 years, our engineering and construction operations designed and built power plants with a total of 54,000 MW of gross generating capacity, and installed or constructed almost all of the electricity transmission and distribution facilities built in Italy. In addition to serving as the primary EPC contractor for our Generation and Energy Management Division, Enelpower provides EPC services to third parties.

         During 2002, as part of the re-organization of the Group’s activities, Enelpower has redefined its corporate mission. Pursuant to such re-organization, Enelpower will no longer target international markets except for the completion of the projects to which it is already committed and will focus its operations on the Italian market.

         In 2003, Enelpower earned approximately 74% of its revenues from projects for parties not belonging to the Enel Group. We expect this percentage to decline to approximately 52% in 2004.

         In February 2003, the public prosecutor of Milan initiated a criminal investigation of the former chief executive officer of Enelpower, a former senior executive of Enelpower, and 12 other persons for the alleged commission of certain crimes, including embezzlement, fraud, corruption, and false statements to shareholders, in connection with certain transactions carried out by Enelpower in the Middle East and Italy, including transactions with the Siemens and Alstom groups. On March 5, 2003, Enelpower was notified of the pending investigation and the possible administrative liability it may incur in relation to the alleged crimes. On June 6, 2003, the Court of Milan, upon request by the public prosecutor, ordered the arrest of the former chief executive officer and the former senior executive of Enelpower on suspicion of such charges. In response to this criminal proceeding, we and our subsidiary, Enelpower, initiated legal actions against all Enelpower employees involved in the alleged offenses, aimed at protecting the interests of the Enel Group and those of our shareholders. In addition, Enelpower notified its suppliers involved in the investigation that, in the event, the alleged illegal conduct should be proven, Enelpower would seek compensation for damages suffered as a result.

         On July 11, 2003, the former Chairman of Enel Produzione resigned after voluntarily disclosing to the public prosecutor of Milan the extent of his involvement in the conduct that is the subject of the prosecutor’s investigation. We submitted to the Court of Milan a copy of a settlement agreement between us and Siemens S.p.A. under which we will receive Euro 20 million from Siemens S.p.A. for damages to our reputation, as well as the right to renegotiate existing agreements between Siemens S.p.A. and Enel Produzione. In April 2004, the Court of Milan, as a cautionary measure, banned Siemens AG from receiving contracts from public entities in Italy related to the supply of gas turbines because of its alleged illicit relationship with members of management of Enelpower and the former Chairman of Enel Produzione. On February 19, 2004, we entered into a settlement with Alstom Holdings SA, Alstom Power Inc. and Alstom Power Italia S.p.A. providing for their payment of damages to us for injury to our reputation of Euro 4.5 million in the form of credits applicable to purchases by any Enel Group company from any Alstom Group company, of which Euro 2 million must relate to future purchases. See “Item 8. Financial Information —Other Financial Information—Legal Proceedings”.

         Information technology

         Enel.it S.p.A., now Enel.it S.r.l., which we formed in October 1999, designs new tools and services to support development of our new products and to enhance the efficiency and effectiveness of our information technology systems.

         In the period from 2001 through 2003, Enel.it implemented an integrated SAP information management system in almost all of the Group’s companies. In addition, in 2003, Enel.it supported Enel Distribuzione in implementing the roll-out of the Telemanagement system for remote metering. This project, which started in the second half of 2001, involves the system-wide replacement of approximately 30 million traditional mechanical electricity meters with digital meters, or Telemeters, incorporating sophisticated technology. Also in 2003, Enel.it, in cooperation with Enel Distribuzione, started a project aimed at implementing a software and hardware platform to support the invoicing activities of our electricity and gas customers.

         In 2003, Enel.it and our domestic generation companies have cooperated in creating and developing an integrated platform to support the sale of the energy on the pool market.

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

         According to the new core-business oriented strategy of the Group, Enel.it is now focusing its activities on providing services to other Group companies.

         Water

         We operate our water business mainly through our wholly owned subsidiary Enel.Hydro S.p.A. Enel.Hydro participates in four main consortia that hold interests in entities that have been awarded contracts for the supply of water in certain geographical areas with a total of approximately 6.1 million residents. We no longer view our water activities as strategic and we intend to divest almost all of these activities by the end of 2004.

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

         During the past three years, we have conducted research and development activities mainly to improve the efficiency of our generation plants and our transmission and distribution networks, to minimize the environmental impact of electricity generation, and to develop innovative technologies so as to deliver new services through our network infrastructure. We also receive research and development activities mainly through Enel Produzione and Enel Green Power. We also receive research and development activity services from CESI S.p.A., which was one of our consolidated subsidiaries until 2002, and in which we currently hold a 40.92% participation. CESI S.p.A. is dedicated mainly to the testing of electrical and electronic equipment and to research on new electrical systems, plants, components and applications thereof. We historically have conducted and funded research for the national electricity system. We expect to reduce our shareholding in CESI over time.

         Research and development programs involved about 200 of our qualified employees in 2003. Our expenditures on research and development were approximately Euro 16 million for 2003, Euro 100 million for 2002 and Euro 100 million for 2001. The sharp decrease in our expenditures is mainly due to the deconsolidation of CESI, that we effected in 2003.

         Personnel administration

         In January 2001, we formed APE Gruppo Enel S.p.A., now APE Gruppo Enel S.r.l., a wholly owned company that manages personnel payrolls, pension funds and social security funds, and provides related administration services for the Enel Group, as well as offering similar services to third parties. As of December 31, 2003, the company had 836 employees of its own, and provided services to a total of approximately 69,430 employees, of which 5,807 belonged to companies outside the Enel Group.

         Professional training services

         Our subsidiary Sfera S.r.l. is responsible for providing professional training services to our employees. In 2001, Sfera launched an integrated remote training system for employees of our Group (Enel Distance Learning System), reaching 34,181 registered users at the end of 2003. In 2003, Sfera developed a total of 60,861 “full-time equivalent” classroom days of instruction.

         Factoring

         Enel.factor S.p.A., a captive factoring company 80% owned by us and 20% owned by Meliorbanca, an Italian bank, engages in the factoring of receivables owned by third parties against companies of our group. In 2003, Enel.factor registered a turnover of Euro 2,253 million. The number of customers at the end of the year amounted to 380.

     Capital Investment Program

         Outlook and capital investments

         We have summarized in the table below our capital expenditures on tangible assets by division during each of 2001, 2002 and 2003. During such period, we have not incurred capital expenditures with respect to activities of our Corporate division. The table includes expenditures made on the Gencos during these years.

	2001	2002	2003
	(in millions of euro)
Generation and Energy Management	755	939	652
Sales, Infrastructure and Networks	1,366	1,855	1,620
International	73	93	223
Transmission	173	178	183
Telecommunications	1,185	1,550	685
Others	531	494	260
Total	4,083	5,109	3,623

         We incurred total capital expenditures in our core electricity and gas distribution businesses of approximately Euro 2,495 million in 2003, and we expect to incur capital expenditures of approximately Euro 3,340 million in 2004 and approximately Euro 3,500 million in 2005. We expect to reduce the amount of investment on tangible assets in our Telecommunications Division to approximately Euro 680 million in 2004 and Euro 740 million in 2005.

         Generation and Energy Management

         In 2003, the Generation and Energy Management division’s capital expenditures were Euro 652 million, a decrease of Euro 287 million, or 30.6%, from 939 million of 2002, primarily reflecting the ongoing implementation of our conversion program of certain thermal generation plants to combined cycle technology, involving total gross installed capacity of approximately 4.8 GW. We have spent approximately Euro 1,350 million since the conversion program started in 1998 through the end of 2003, and we plan to spend a further Euro 250 million by 2007 in order to complete this program.

         In addition to the combined cycle technology conversions, we have begun an investment program to convert two oil fired thermal plants to burn lower-cost fuels such as coal and orimulsion, and to upgrade the technology at an existing coal plant to improve its efficiency. The total gross installed capacity involved in these projects is approximately 4.7 GW, and we expect to make approximately Euro 2,200 million in capital expenditures during the period from 2004 to 2008 to complete these projects.

         We also continued implementing a strategic plan begun in 2001 to increase investment in renewable generation resources (wind, hydroelectric, geothermal) to allow us to comply with the regulations requiring us to provide a specified amount of “green” energy each year. We expect this program, on which we spent approximately Euro 201 million in 2003 and on which we plan to invest Euro 1,000 million in the 2004-2008 period, to permit us to be self-sufficient in meeting the requirements regarding the production of qualified renewable energy by 2005 (given the expected decline in our share of total generation in Italy), at which time we believe we will no longer have to purchase “green certificates” to make up for a shortfall in our own production. In 2003, we generated 0.7 TWh of energy from new qualifying renewable resources, out of the 2.0 TWh we were required to produce, and we expect to produce 1.1 TWh of the 2.3 TWh we are required to produce for 2004. If we achieve the goals set under this investment program, we expect that beginning in 2006 we will be producing more qualifying renewable energy than required, and that we will be able to sell the rest to other power producers in the form of “green certificates”.

         Sales, Infrastructure and Networks

         Capital expenditures in tangible assets for the Sales, Infrastructure and Network division decreased 13% to Euro 1,620 million in 2003 from Euro 1,855 million in 2002. Capital expenditures on our electricity distribution networks decreased 14% to Euro 1,444 million in 2003 from Euro 1,680 million in 2002. This decrease was primarily due to a reduced need for investments aimed at improving the quality of our service following significant spending in that area in recent years. In 1999, Enel Distribuzione began a project for the development of a digital meter to replace the 30 million analog meters currently installed in Italy. In June 2000, we signed an agreement with Echelon Corporation of the U.S. that will allow us to use Echelon’s LonWorks network control technology in our digital meter project. The installation of the new meters is expected to be completed in 2005. The project, which we expect will entail total investments of approximately Euro 2,000 million, is intended to create an integrated system able remotely to manage metering, communications and electricity supply contracts, allowing for a significant reduction in operating costs and more effective monitoring of fraud. We intend to explore the possibility of using the Telemanagement system to develop a more advanced metering system that would allow us to tailor prices to patterns of customer electricity consumption. In 2003, we installed approximately 7.7 million new meters, for a cost of approximately Euro 451 million. At December 31, 2003, the total number of new meters installed was 13.4 million. Of this total, 9.9 million were already connected to the remote terminals, 5.2 million of which were operational.

          We also continued to invest in our distribution network in 2003 to enable our secondary transformer substations to better respond to requests of customers, and improve the quality of our service in line with guidelines provided by the Energy Authority. For a discussion of these guidelines, please see “—Regulatory Matters—Electricity Regulation—Quality of service regulation”.

          We plan to invest approximately Euro 7,200 million, financed mainly through our cash flow, between 2004 and 2008 in our distribution business. Of this total, future planned investments in the Telemanagement integrated system represent approximately Euro 1,200 million. Other network investments will target improving service quality, with the goal of exceeding targets established by the Energy Authority, as well as ensuring connection of the new customers, improving load factor and plant safety.

         We also plan to invest in developing our gas distribution networks. These investments are mainly for new pipelines built either as a consequence of customers’ requests or as part of our business development policies. We also intend to invest in improving our service levels and plant safety. We also plan significant capital expenditures in information technology in the 2004-2008 period, in particular on a new more customer-friendly billing system. In addition, we plan to implement an internal resource planning software to improve the efficiency of both our distribution activity and our accounting system. We also expect to make investments in order to better support customer relationships and sales activity.

         International

         Capital expenditures for our International division more than doubled to Euro 231 million in 2003 from Euro 93 million in 2002, primarily due to expenditure of Euro 131 million for the revamping of a plant owned by Maritza East III, a company which we acquired control of in 2003, and of Euro 46 million for work performed on our distribution networks in Spain.

         In 2003, Viesgo Generaciòn made capital expenditures of approximately Euro 18 million to improve the capacity, efficiency and production of its 18 power plants, which at the end of 2003 had gross installed capacity of 2,365 MW. In 2003, Viesgo Generaciòn began to implement a program to convert certain of its coal plants to combined cycle technology and orimulsion, as well as to acquire additional plants. Viesgo Generaciòn will begin incurring related capital expenditures in 2004, which we estimate will total approximately Euro 166 million over a multiyear period. Electra de Viesgo Distribuciòn made capital expenditures of Euro 46.4 million in 2003, primarily to upgrade its distribution network in compliance with regulatory requirements. It is also planning to make additional capital expenditures to increase service performance and network safety requirements. We plan to spend Euro 1,480 million by 2008 in order to implement this program.

         In 2003, Enel North America made capital expenditures for approximately Euro 3.6 million. In 2003, Enel Latin America made capital expenditures of approximately Euro 34.3 million, mainly due to the construction of a new hydroelectric plant. In 2004, Enel North America expects to make capital expenditures of approximately Euro 0.6 million, primarily on maintenance of its existing plants, while Enel Latin America expects to make capital expenditures of Euro 0.4 million.

         Transmission

         Capital expenditures in our transmission segment rose to Euro 183 million in 2003 from Euro 178 million in 2002. Such expenditures mainly relate to the development of station lines. We expect to incur expenditures of approximately Euro 990 million from 2004 to the end of 2007.

         Telecommunications

         We have made significant investments in developing our telecommunications business. In March 2001, we acquired 100% of the capital stock of Infostrada, one of Italy’s leading alternative providers of fixed-line telecommunications services and the owner and operator of one of Italy’s leading Internet portals, for Euro 7,250 million. Please see “—Business—The Enel Group—Telecommunications—The acquisitions of Infostrada and certain assets of Blu” for further details on the transaction. In 2003, we incurred total capital expenditures in tangible assets in our telecommunications business of Euro 685 million, and we expect to incur expenditures of approximately Euro 707 million (Euro 876 million including intangible assets) in 2004, Euro 742 million (Euro 865 million including intangible assets) in 2005 and Euro 558 million (Euro 659 million including intangible assets) in 2006.

         Services and Other Activities

         With respect to our other non-core businesses, we incurred total capital expenditures of approximately Euro 312 million in 2003, as compared to 582 million in 2002, and expect to incur total capital expenditures in all those businesses of approximately Euro 186 million in 2004 and Euro 180 million in 2005.

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

         The regulatory framework for the Italian electricity sector has changed significantly as a result of an EU directive issued in December 1996, commonly referred to as the Electricity Directive, that required EU member states to liberalize their electricity sectors. In particular, the Electricity Directive sought to liberalize the market for electricity by providing for the separation of generation, transmission and distribution activities and introducing competition in generation activities. In addition, the Electricity Directive required each EU member state to ensure that a specified percentage of its electricity market (as established yearly by the EU Commission) was open to competition.

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

         The Energy Authority has also replaced the “cost-plus” system for setting electricity tariffs with a “price-cap” tariff methodology. Under the price-cap methodology, tariffs are reduced by a fixed percentage each year. This system creates incentives for operators to improve efficiency and gradually passes on savings to final customers.

         In 2003, the EU adopted a new Directive and a Regulation to further liberalize the electricity market. The new Electricity Directive retains the main principles of the old Directive, which it replaces. It enables all consumers to freely choose their supplier by 2007, irrespective of consumption levels, with all non-household consumers enjoying this right of choice from 2004. Further, the new Electricity Directive introduces new definitions of public service obligations and security of supply, establishes a regulator in all EU member states with well defined functions, and, finally, requires legal unbundling of network activities from generation and supply. EU member states have until July 1, 2004, to pass implementing legislation. Italy has not yet implemented such Directive. The Regulation establishes common rules for the cross-border trade in electricity; it lays down principles on charges to be paid as a result of transit flows and access to networks as well as on congestion management; more detailed rules can be issued by the EU Commission, acting together with a special committee.

Regulatory framework

         The Bersani Decree established a general regulatory framework for the Italian electricity industry that has gradually introduced free competition in power generation and sales to consumers meeting certain consumption thresholds while maintaining a regulated monopoly structure for power transmission, distribution and sales to other consumers. In particular, the Bersani Decree and the subsequent implementing regulations:

•	liberalized, as of April 1, 1999, the generation, import and export of electricity;

•	liberalized the sale of electricity to consumers meeting certain consumption thresholds, or “Eligible Customers”, who may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electricity, and provided that other consumers, or “Non-Eligible Customers”, would have to purchase electricity from the distributor serving the area in which they are located and pay tariffs determined by the Energy Authority;

•	provided that after January 1, 2003, no electricity company is allowed to produce or import more than 50% of the total of imported and domestically produced electricity in Italy in order to increase competition in power generation; as a result of this limit, we were required to sell not less than 15,000 MW of our generating capacity by January 1, 2003;

•	provided for the establishment of the Single Buyer, a central purchaser of electricity from producers on behalf of all Non-Eligible Customers;

•	provided for the creation of the Borsa dell’Energia Elettrica, or pool market for electricity, in which producers, importers, wholesalers, distributors, the Gestore della Rete, other Eligible Customers and the Single Buyer participate, with prices being determined through a competitive bidding process;

•	provided for the creation of the Gestore del Mercato, or Market Operator, charged with managing the pool market;

•	provided that the transmission and distribution of electricity are reserved to the Italian government and performed by licensed operators, and in this respect:

•	provided that management and operation of the national transmission grid is licensed to an independent system operator, the Gestore della Rete, with owners of the transmission grid such as ourselves retaining ownership of the grid assets; and

•	established a new licensing regime for electricity distribution and provided incentives for the consolidation of electricity distribution networks within each municipality.

         The Bersani Decree has been amended following the enactment of a law in October 2003 that provides, among other things, that management and operation of the national transmission grid be entrusted to a single entity, which will also own the grid assets and that will be privatized. A governmental decree enacted in May 2004 provides for the transfer to Terna of the responsibility to manage the national transmission grid and the related assets by October 31, 2005. Upon this transfer, we will no longer control Terna as no electricity operator, including us, shall be entitled to voting rights in excess of 5% with respect to the appointment of Terna’s directors. In any event, we are required to reduce our holding in Terna to no more than 20% by July 1, 2007.

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

         In 2003, a law was approved which, among other things, streamlined the authorization procedures relating to the construction of new power generation plants and the renovation and expansion of existing plants.

     Promotion of renewable resources

         In order to promote the generation of electricity from renewable resources, the Bersani Decree provided that, starting in 2001, all companies introducing more than 100 GWh of electricity generated from conventional sources into the national transmission grid in any year must, in the following year, introduce into the national transmission grid an amount of electricity produced from newly qualified renewable resources equal to at least 2% of the amount of such excess over 100 GWh, net of co-generation, self-consumption and exports. This electricity from renewable resources may be produced directly, purchased from other producers or purchased from the Gestore della Rete. Renewable resources include geothermal and hydroelectric energy sources. The electricity generated from those resources must be from generating capacity installed after April 1, 1999, the date the Bersani Decree became effective. Electricity generated from qualifying renewable resources is certified by means of tradable “green certificates” issued by the Gestore della Rete.

         In addition, the Bersani Decree directs the Gestore della Rete to dispatch electricity into the national transmission grid in the following order of priority: first, energy produced from qualified renewable resources, then that from co-generation and finally electricity produced from domestic fuel sources that the government seeks to favor.

         An EU Directive issued in September 2001 set targets for production from renewable energy resources. In particular, the Directive envisages that by 2010, a share equal to 22% of total electricity consumed in the EU must be from renewable energy resources and sets recommended national targets. Member states should have adopted legislation to implement this Directive by October 2003. Italy implemented this Directive in December 2003 and set a target equal to 22.5%, lower than the recommended EU target 25%.

     Hydroelectric power

     Under the Bersani Decree, all of our licenses for the generation of electricity from large bodies of water, which had originally been granted to us for an indeterminate period of time, will now expire in April 2029. In addition, the Bersani Decree automatically extended to December 31, 2010 the term of all hydroelectric licenses for the generation of electricity from large bodies of water that were granted to other electricity producers and were scheduled to expire before such date. All hydroelectric licenses expiring after December 31, 2010 retain their original expiration date. After the expiration of any licenses we hold, we may bid for new licenses, which will have a duration of 30 years. We, like any current license holder, would enjoy preferential treatment in a bidding contest in a case of equal bids.

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

         In 2004, the EU Commission challenged the provisions of the Bersani Decree that extended the duration of our hydroelectric concessions as well as those which accord to us and all other current license holders preferential treatment in the bidding contest, on the grounds that these provisions do not comply with EU law. While these proceedings are pending, the Decree’s provisions remain valid and enforceable, although we cannot provide any assurances as to the ultimate outcome of the Commission’s challenge.

     Imports

         The volume of electricity that can be imported into Italy is limited by the capacity of transmission lines that connect the Italian grid with those of other countries and by concerns relating to the security of the system. Currently, a maximum import capacity of approximately 6,050 MW is available to import energy safely. A law passed in 2003 provides incentives to the development of new transmission infrastructures.

         In 2003, we controlled approximately 2,055 MW of the total import capacity pursuant to long-term contracts between us and foreign producers and wholesalers. In order to address the allocation of the remaining capacity, the Bersani Decree authorizes the Industry Ministry to set terms and conditions on import capacity, taking into account a fair allocation between Eligible and Non-Eligible Customers if import demand exceeds total interconnection capacity. In 2003, the Industry Ministry established the main criteria for the allocation of import quotas for the year 2004, entrusting the Energy Authority and the Gestore della Rete with the tasks of issuing more detailed rules and entering into agreements with neighboring operators.

         The allocation mechanism considers the total interconnection capacity available at the borders with France and Switzerland (the north-west pool) and Austria and Slovenia (the north-east pool) separately. Interconnection capacity is allocated on a pro-rata basis; in addition, in no case may a single importer hold more than 10% of the interconnection capacity available in any given pool. The Energy Authority and the French energy authority have agreed that they will jointly decide how to allocate the interconnection capacity in the north-west pool.

     Eligible and Non-Eligible Customers

         One of the most important features of the new regulatory framework established by the Bersani Decree is the distinction between Eligible Customers and Non-Eligible Customers. All customers that do not qualify as Eligible Customers are considered Non-Eligible Customers.

         As of January 1, 2004, Eligible Customers consisted of:

•	Individual customers or consortia of business customers whose annual consumption of electricity in the prior year exceeded 0.1 GWh at a single delivery point;

•	Entities outside Italy that have the right to choose freely their supplier of electricity with respect to electricity consumed outside of Italy;

•	The local distribution company that serves the provinces of Trento and Bolzano;

•	Local distribution companies only with respect to electricity distributed by them to other Eligible Customers; and

•	Electricity resellers, but only with respect to electricity sold by them to other Eligible Customers.

         Eligible Customers may negotiate supply agreements directly with any domestic or foreign producer, reseller or distributor of electric power. Resellers, including our subsidiary Enel Energia, may buy electricity from any producer or on the pool market for resale to Eligible Customers.

         Non-Eligible Customers may purchase electricity only from the distribution company serving the geographic area in which they are located. The tariffs applicable to residential Non-Eligible Customers and tariff limits applicable to other Non-Eligible Customers are established by the Energy Authority and are intended to be the same throughout Italy for each category of customers. In addition to the price of electricity, both Eligible and Non-Eligible Customers also pay transmission fees and system charges as set by the Energy Authority. You should read “—The tariff structure” for a discussion of tariffs and tariff limits.

         Eligible Customers may choose to remain subject to the regime and tariff structure applicable to Non-Eligible Customers for a period of two years from the date they first qualify as Eligible Customers. This period may be extended by an Eligible Customer for two additional years.

         In 2003, the EU adopted a new Directive and a Regulation to further liberalize the electricity market. The new Electricity Directive enables all consumers to freely choose their supplier by 2007, irrespective of consumption levels, with all non-household consumers enjoying this right of choice starting from 2004. See “—Electricity Regulation”.

         In 2003, if Eligible Customers had made all of their purchases on the free market, the percentage of electricity purchases made on the free market by Eligible Customers would have been equal to 64%. Actual sales in 2003 were equal to 37%.

         The list of Eligible Customers is publicly available and included 147,821 Eligible Customers (including qualifying consortia) as of May 13, 2004.

         On January 1, 2001, all energy produced from renewable sources under the CIP 6 regime was transferred to the Gestore della Rete. The Gestore della Rete in turn is making this energy available for sale to Eligible Customers in the free market by means of an auction system. We formerly had been required to purchase substantially all of the electricity produced under the CIP 6 regime at fixed prices. Please refer to “—Business—The Enel Group—Purchased power” for a more detailed discussion of these contracts.

     The Single Buyer

         The Single Buyer is a joint stock company formed in November 1999 and wholly owned by the Gestore della Rete. It is responsible for ensuring the efficient, adequate and non-discriminatory supply of electricity to Non-Eligible Customers until they are allowed to freely choose their supplier. The Single Buyer became operational on January 1, 2004, and is expected to cease operations in 2007, when all customers will be able to choose their supplier. Electricity distribution companies, including us, may take stakes of up to 10% in the Single Buyer, although the Gestore della Rete must remain the majority shareholder.

         In order to supply electricity to Non-Eligible Customers, the Single Buyer may purchase electricity on the pool market, directly from domestic and foreign producers or from the Gestore della Rete under the CIP 6 regime, on the basis of its own periodic estimates of future electricity demand and Industry Ministry guidelines.

         The total payments by the Single Buyer to electricity producers (plus its own operating costs) will need to match the total revenues it earns from Non-Eligible Customers under the regulated tariff structure. As a consequence, the tariffs may need to be readjusted from time to time to reflect the prices actually paid by the Single Buyer, as well as other factors.

         Pool Market

         The Bersani Decree provides for the creation of the Borsa dell’Energia Elettrica, or pool market for spot trading electricity, to be administered by an independent entity that serves as the Market Operator. The pool market started operations on March 31, 2004.

         Transactions currently take place between producers and Eligible Customers, although it is expected that active bidding by Eligible Customers will not be available before 2005. Pending this period, the Gestore della Rete will determine the aggregate electricity demand based on its estimates. The pool market is organized in three different markets in order to ensure a steady supply of electricity. In particular, sellers and buyers – when the temporary period ending in 2005 expires – will submit bids and offers for electricity to be supplied on the day following the transaction in the “day-ahead market” under the supervision of the Market Operator. The Market Operator will be responsible for matching electricity demand and supply and consequently, for the definition of power injection (supply) and withdrawal (demand) schedules to be communicated to the Gestore della Rete, who is responsible for physical delivery of energy. Variations in the schedules agreed upon in the “day-ahead” market will be negotiated through an “adjustment market”. In the “day-ahead” market and in the “adjustment market” prices are set once bids and offers have been aggregated, starting, respectively, from the highest bid and the lowest offer. This results into a single price/quantity at which all transactions must take place.

         The physical delivery of energy requires that agreed upon schedules are compatible with network constraints. To this end, a market splitting mechanism has been adopted that enables the Market Operator, should network constraints occur, to aggregate bids and offers according to their location, thus giving rise to different price zones. Physical delivery also requires real time balancing of demand and supply. The energy needed to ensure such balancing is procured through a third market, the “ancillary service market” where producers submit to the Gestore della Rete bids and offers to increase (or decrease) the volume of energy to be supplied (or withdrawn). Reserve production capacity will be guaranteed by power plants previously identified by Gestore della Rete as power plants that will ensure the availability of reserve power. The “ancillary service market” also manages network congestions resulting from transactions negotiated on the day ahead market and the adjustment market that are not solved through market splitting. In the “ancillary service market” prices are determined on the basis of individual negotiations between producers and Gestore della Rete.

         The pool market seeks to improve competitive behavior of operators and to enhance the efficiency of Italian electricity system.

         On June 9, 2004, the Energy Authority started an investigation to identify the reasons of the increase of the price of electricity on the pool market for the days between June 7 and June 10, 2004. Please refer to “Item 3. Key Information — Risk Factors — Risks Relating to Our Energy Business ” for a description of the risks related to such investigations.

         Transmission

         As noted, we use the term “transmission” to refer to the transportation of electricity on high and very high voltage interconnected networks from the plants where it is generated or, in the case of imported energy, from the points of acquisition, to distribution systems. As part of the implementation of the Bersani Decree, the Industry Ministry has determined that the national electricity transmission grid includes all of our very high voltage lines (380/220 kV) and approximately 50% of our high voltage lines (150/132 kV).

         The Bersani Decree provided that the ownership and the management of the transmission grid be entrusted to different entities, our subsidiary Terna (and other operators) and a state-owned company, the Gestore della Rete, respectively. Grid owners act under the criteria set by the Gestore della Rete. Relationships between the Gestore della Rete and grid owners, such as Terna, are represented in the following table:

	Gestore della Rete		Terna
•	Manages the flow of electricity over the grid	•	Owns and operates the grid in accordance with the guidelines and directives issued by the Gestore della Rete

•	Decides maintenance activities	•	Makes proposals to, and implements the directives of, the Gestore della Rete regarding maintenance

•	Decides on development projects	•	Implements Gestore della Rete’s directives for development projects

         This structure will substantially change in the near future. A law passed in 2003 requires the reunification of ownership and management of the grid. A governmental decree enacted in May 2004 provides for the transfer to Terna of the responsibility to manage the national transmission grid and the related assets by October 31, 2005. Upon this transfer, we will no longer control Terna as no electricity operator, including us, shall be entitled to voting rights in excess of 5% with respect to the appointment of Terna’s directors. In any event, we are required to reduce our holding in Terna to no more than 20% by July 1, 2007.

         Distribution of Electricity

         As noted, we use the term “distribution” to refer to transportation of electricity from the transmission grid to end users of electricity.

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

         If a joint proposal for the consolidation of networks in the same municipality was not submitted, or was not approved by the Industry Ministry, any local distribution companies owned or partly owned by a municipality that served at least 20% of the electricity customers of that municipality could request, by March 31, 2001, that we sell to it our distribution assets in that municipality at a price to be determined by agreement between us and the relevant local distribution company. To date, we have sold our local distribution network in 39 municipalities and we expect to sell another 31 distribution networks.

         Substantially all of the other qualifying distribution companies in municipalities with co-existing networks have made requests to purchase our networks in these cities; for more details on these agreements and the consolidation process, please refer to “—Business—The Enel Group—Sales, Infrastructure and Networks—Consolidation of the electricity distribution network”.

         The Bersani Decree provided that if we had not agreed on a sale price with any of the parties who had made a timely request to purchase a distribution network by September 30, 2000, the price would be determined by an arbitration panel using accepted valuation methodologies that take into account market prices. The panels consist of one person nominated by each of the parties and a third person nominated by the President of the court having jurisdiction over the geographic area in which the local distribution company is located. To date, three qualifying companies have issued formal requests for price arbitration that are still pending, and another nine requests for price arbitration have been dismissed.

         On average, the distribution networks that we have been required to sell were more profitable than our other distribution networks, mainly because distribution in metropolitan areas has lower costs. However, starting from 2004, the Energy Authority has put in place an equalization system for period 2004-2007 that compensates us for the higher costs associated with serving non-urban areas. These costs are to be based on infrastructural elements such as length of cables and installation type (aerial or underground), but have not yet been fixed. We are waiting for the quantification of this amount.

     Under the Bersani Decree, local distribution companies owned or partly owned by a municipality that serves at least 100,000 customers may also request an authorization from the Industry Ministry to submit a joint proposal with us for the consolidation of their electricity distribution networks with our networks in adjoining municipalities. Certain distribution companies, including those in Rome, Milan, Trieste and Modena, have expressed their interest in purchasing our electricity distribution networks in adjoining municipalities. We believe that, under the Bersani Decree, any such sale may not occur without the agreement of all the parties concerned.

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

     Distributors that outperform the targets are paid their bonuses through a component of the tariff structure. Since we exceeded our continuity of service targets in 2000, the Authority granted Enel Distribuzione a Euro 4 million bonus, which was paid in 2002. In 2001 and 2002, we continued to make improvements in the continuity of service we provide and the Authority granted Enel Distribuzione a Euro 146 million bonus which was paid in 2003, including Euro 32 million paid with respect to 2001 and Euro 114 million with respect to 2002.

     We believe that the level of revenues expected under the current tariff structure will allow us and other distributors to cover the costs we need to incur to meet the continuity and quality of service targets set by the Energy Authority. See “—Business—The Enel Group—Sales, Infrastructure and Networks—Quality of network service”.

     The tariff structure

     The current electricity tariff regime set by the Energy Authority first came into effect on January 1, 2000, with its main revisions being introduced at the beginning of 2002 and 2004.

     The regime regulates, for both Eligible and Non-Eligible Customers, transmission and distribution components and system charges. In addition, it sets the generation component of the tariff for Non-Eligible Customers, while Eligible Customers pay market prices.

     The Energy Authority sets transmission and distribution charges pursuant to a price cap methodology that has been in place since January 1, 2000. Prior to January 1, 2002, the Energy Authority set different prices to cover transmission and distribution costs for Eligible and Non-Eligible Customers. Effective as of January 1, 2002, the Energy Authority established one set of transport charges for both Eligible and Non-Eligible Customers that are meant to cover transmission and distribution costs.

     In setting tariffs from 2000, the Energy Authority included:

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

     In 2004, the Energy Authority set new tariffs which have been in force since February 1, 2004.

     With respect to transmission and distribution charges, changes have occurred in the way depreciation and invested capital are calculated by the Energy Authority (new criteria consistent with international regulatory practices have been used).

     With respect to the price paid by Non-Eligible Customers, other than the price to cover transport and system charges, changes have occurred in the way the Energy Authority sets the tariff due to the start of operations of the pool market since March 31, 2004.

 Tariffs for Non-Eligible Customers

     The Energy Authority sets tariffs for residential customers.

     Prior to 2002, tariffs for all other classes of Non-Eligible Customers were set by distributors within certain limits established by the Energy Authority that was still retaining a right of approval.

     The limits set by the Energy Authority on tariffs for non-residential customers were of two types. One limit set an aggregate maximum amount of tariff revenues that each distributor was allowed to receive from all customers belonging to the same category in a single year. A second limit set the maximum amount of tariff revenues that any distributor was allowed to receive from a single customer of a given category. If the aggregate limit was exceeded, the distributor had to compensate customers for the amount of the excess. If the limit was exceeded by less than a set threshold, the distributor could elect to apply a proportional reduction of tariffs in the following year; if the limit was exceeded by more than that threshold, each customer had to be reimbursed in the following year for an amount equal to its proportionate share of the excess revenues. The threshold was raised to 10% by the Energy Authority decision adopted in October 2001 and effective as of January 1, 2002.

     Compliance with the individual limit was ensured at the time tariffs were set by the distributors and approved by the Energy Authority. Within these limits, each distributor was free to offer tariff options to its customers in accordance with a trade policy code aimed at ensuring transparency.

     This mechanism was applied only to the distribution and transmission components of the tariff starting from 2002, while starting from 2004, it will be applied only to the distribution component, as described in more detail below.

     Generation costs

     Before the start of operations of the pool market, the Energy Authority determined generation costs based on fixed-cost and variable-cost components of production costs. The fixed-cost component, which was intended to reflect non-fuel operating costs, was based on an estimate of the average recognized fixed cost associated with generation plants in Italy and was set on annual basis.

     The variable-cost component of the tariffs, which used to be referred to as “Component B,” was principally intended to reflect fuel costs associated with thermal power generation. An Energy Authority decision issued in November 2002 and in effect since January 1, 2003, aimed at limiting the impact of oil price volatility, provided that the fuel cost component in a three-month period was to reflect changes in the average price of fuel in the previous six months only if in excess of 3%. The variable cost component of the tariffs aimed at covering fuel costs decreased on average by 16.4% in 2002 when compared to the level of such component calculated on average for the year 2001, mainly due to a decline in fuel prices. In 2003 the variable average cost increased by 13%, reflecting higher market prices for oil and gas. This price set for producers applies to electricity produced by all types of generating plants. This resulted in an increase in the relative profitability of:

•	Hydroelectric or geothermal generation, since these tariffs included a component calculated with reference to fuel costs, which hydroelectric or geothermal plants did not incur; and

•
The resale of electricity imported under long-term contracts already effective as of the date of the entry into force of the old Electricity Directive of February 19, 1997, which may be cheaper than electricity generated in Italy.

     The Energy Authority decided to reduce this potential windfall profit for hydroelectric or geothermal producers by establishing a new surcharge to be paid by these producers to the Gestore della Rete with respect to the electricity sold by them. This surcharge applied until December 2001. Pursuant to the rules on stranded costs enacted in 2002, the surcharge on hydroelectric and geothermal generation has been abolished as of January 1, 2002. You should read “—Stranded costs” for a more detailed discussion of this surcharge.

     Following the start of operation of the pool market, the generation component of the tariff is set by the Energy Authority on the basis of the average costs incurred by the Single Buyer for the procurement of electricity, either on the pool market or directly from producers.

     Transmission and distribution costs

     Prior to 2004, both Eligible and Non-Eligible Customers other than residential customers used to pay transmission and distribution fees to distributors on the basis of tariff options proposed by each distributor and approved by the Energy Authority. Transmission and distribution fees for residential customers were set directly by the Energy Authority as part of the tariff paid by such customers to distributors.

     Pursuant to a decision by the Energy Authority, in 2002 and 2003, transmission and distribution fees collected by distributors from Eligible and Non-Eligible Customers under any given tariff option reflected:

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

     Starting from 2004, the Energy Authority directly sets the transmission component of the tariff for both Eligible and Non-Eligible customers. This component is based on the costs incurred by the Gestore della Rete and by transmission companies for transportation of electricity on high and very high voltage networks plus a specified return on invested capital. Depreciation and invested capital are calculated by the Authority with new criteria consistent with international regulatory practices.

     The Authority now sets the distribution component only for residential customers. For all other classes of Customers, both Eligible and Non-Eligible, the distribution component is set by distributors within certain limits established by the Energy Authority, which still retains a right of approval. These limits are of two types. One limit sets an aggregate maximum amount of tariff revenues that each distributor will be allowed to receive from all customers belonging to the same category in a single year. A second limit sets the maximum amount of tariff revenues that any distributor will be allowed to receive from a single customer of a given category. If the aggregate limit is exceeded, the distributor must compensate customers for the amount of the excess. Compliance with the individual limit is ensured at the time tariffs are set by the distributors and approved by the Energy Authority.

Within these limits, each distributor is free to offer tariff options to its customers in accordance with a trade policy code aimed at ensuring transparency.

     The distribution component set by the Authority (directly or through the above mentioned limits) is based on the average costs incurred by the main distributors for transportation of electricity through the local distribution networks and for the sales-related services they provide to final consumers plus a specified return on invested capital. Depreciation and invested capital are calculated by the Authority with new criteria consistent with international regulatory practices. These new criteria are based on the updating of historical book values, with the aim of reflecting inflation’s effects.

     All consumers in the same category pay the same price for the delivery of electricity regardless of where in Italy they are located. You should read “—Tariff categories” for a description of these categories. In 2004, the Energy Authority put in place an equalization system to compensate distributors that serve areas where costs are significantly different from the national average due to uncontrollable factors such as population density and geography.

     Adjustment of transmission and distribution cost components

     In order to reduce electricity prices over time based on efficiency targets set by the Energy Authority, the components of electricity tariffs relating to the costs of transmission and distribution have been adjusted in each of 2001, 2002 and 2003 through a price cap mechanism. During this 2001-2003 period, tariffs have reflected an annual decrease in real terms of 4% in each of the transmission and distribution components of the tariff. Any improvement in productivity in excess of the target level set by the Energy Authority increases the profits during the 2001-2003 period.

     In 2004, the Energy Authority has determined the new base tariff level for the period 2004-2007 on the basis of, among other things, a mechanism that allocates in equal portions between electricity companies and consumers the benefits resulting from improvements in productivity in excess of the target set for the previous period. The Energy Authority has also indicated the annual percentage decrease in the transmission and distribution components of electricity tariffs for the period 2005-2007, set equal to 2.5% and 3.5% for transmission and distribution, respectively.

     Implementation of tariff options

     In September 2000, we proposed a new set of tariff options for the year 2001 which was approved by the Energy Authority, in line with its parameters and the price cap mechanism. The new tariff structure allows customers to choose among more flexible options, with prices decreasing for high levels of consumption. In particular, for residential customers, we offered specific new tariff options designed for customers with levels of demand equal to 4.5 kW as well as 6.6 kW and over. For customers other than residential users, we offer several tariff options in addition to those established by the Energy Authority, taking into account variations in seasonal and time-of-day demand.

     The Energy Authority has also approved the tariff options we proposed for 2002 and 2003, which share the same basic structure.

     The tariff options of the year 2003 have been in force also for the first half of 2004. We presented new tariff options, which were approved by the Authority in June 2004, to offer to customers in the second half of 2004. One of the new tariff options is the so-called “night and day tariff”, which sets electricity prices according to the time of day in which energy is used, therefore allowing customers to more effectively control their electricity expenses.

     System charges and other charges

     The tariff structure also addresses the need to cover various costs resulting from public policy-related requirements imposed on the Italian electricity industry by providing for the following charges:

•	Charges concerning the electricity system, established by the Industry Ministry, that consist of:

•	A nuclear surcharge, covering part of the costs incurred by So.g.i.n., the company to which we transferred our discontinued nuclear operations, in connection with the dismantling of nuclear plants and decommissioning of nuclear fuels; this surcharge is designed to cover substantially all of such costs when added to the funds that we transferred to So.g.i.n.;

•	A surcharge that benefits producers from renewable resources;

•
Special surcharges covering the cost of supplying electricity at mandated discounts to certain customers (primarily the Italian state-owned railway company and Acciai Speciali Terni S.p.A., both of which transferred electricity assets to us as part of the nationalization of the Italian electricity industry in 1962);

•	Research and development surcharges, covering related costs; and

•	Certain stranded costs that have not yet been recovered. You should read “—Stranded costs” for a discussion of these costs and the new rules applicable to them.

•
Other general interest charges established by the Energy Authority to adjust or refine the operation of the tariff mechanism, which include adjustments to the equalization mechanism, covering possible differences between costs recognized as recoverable by distributors under the current tariff structure and actual tariff revenues.

•	Charges recovered through upward adjustments to the price caps, as established by the Energy Authority, which cover:

•	Incentives for the enhancement of the quality of service;

•	Costs deriving from unforeseeable events, changes in the regulatory framework or new obligations for universal service;

•	Costs deriving from demand-side management initiatives intended to promote a more efficient use of resources by electricity customers, including information campaigns; and

•	Additional recognized costs incurred in connection with the offer of value-added services in addition to basic options.

The new tariff system in force from 2004 substantially confirmed the above mentioned structure of charges. As far as the incentives for the enhancement of the quality of service are concerned, a specific tariff component was established by the Energy Authority.

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

     The Industry Ministry and the Treasury Ministry determine which costs are to be considered as recoverable stranded costs and have established a system to recover them. Commitments for investments we undertook prior to February 19, 1997 relating to generating plants currently in service are regarded as stranded costs, except for investments in plants that benefit from the CIP 6 regime and hydroelectric and geothermal plants. You should read “—Business—The Enel Group—Generation and Energy Management—Purchased power” for a description of the CIP 6 regime. Under a recovery program adopted by the Industry Ministry in January 2000 and amended in April 2001, we were to be allowed to recover a significant portion of our stranded costs during the period from 2000 through 2006. However, a law enacted in April 2003 has narrowed the type of stranded costs that we will be able to recover after January 1, 2004 to those incurred in connection with our imports of liquefied natural gas from Nigeria until 2009. This law also provides that our recoverable stranded costs for the 2000-2003 period, if any, will be determined under parameters to be set by the Industry Ministry and the Treasury Ministry, after consultation with the Energy Authority.

     In addition, a surcharge on production of hydroelectric and geothermal power put in place by the January 2000 program was abolished effective as of January 1, 2002. See “—Generation costs”.

     Charges payable to the Equalization Fund

     Revenues from certain tariff components are remitted to and managed by the Cassa Conguaglio per il Settore Elettrico, or the Equalization Fund, a public entity charged with redistributing such revenues to the electricity companies entitled to receive them. These revenues include those deriving from specific system charges.

     Tariff categories

     The Energy Authority currently defines the following six tariff categories of electricity consumer:

•	low-voltage domestic consumers (residential customers);

•	low-voltage public lighting;

•	other low-voltage end users;

•	medium-voltage public lighting;

•	other medium-voltage end users; and

•	high-voltage end users.

     The Energy Authority established a new tariff system for residential customers that was expected to enter into force in January 2003, but which for administrative reasons has not yet been implemented. This system will require that all residential customers pay the same tariff, regardless of their location. Tariffs for customers in the other five categories will be set by distributors and may vary within limits set by the Energy Authority. These limits may differ for each category, but will not reflect differences in customers’ location. The changes in the tariff structure first introduced in 2000 have benefited to low voltage non-residential customers, such as those in the commercial and other services sectors. The Energy Authority set these tariffs to reflect the cost of delivery, reducing or eliminating cross-subsidies between electricity users.

 Changes in tariff levels and prices of electricity

     In 2004, the Energy Authority determined a new level for the distribution and transmission components of the base tariff for the period 2004-2007 on the basis of, among other things, a mechanism that allocates in equal portions between electricity companies and consumers the benefits resulting from improvements in productivity in excess of the target set for the previous period. These new levels are effective from February 2004 and are 6% lower than those applied in 2003 and in January 2004. The total base tariff, including the fixed generation costs component, decreased by 2.9% in 2004 as compared to 2003.

     Average tariff levels, including the fixed generation costs component, increased by approximately 6% (+2.9% in real terms) in January 2003 as compared to January 2002, in particular as result of increased fuel costs (+11.4%). The average tariff level decreased by 3.2% (-5.4% in real terms) in February 2004 (the first month of its application) as compared to January 2003, as a result of reductions in all tariff elements.

     The actual impact of tariff levels on our revenues depends on a number of factors, including the volume of electricity we sell in the regulated market and the mix of types of electricity we sell and customers we serve.

     We sell electricity to Eligible Customers at prices that are negotiated with each customer and that may vary based on several elements, such as quantity purchased, type of electricity sold, duration of the contract, etc. According to our internal estimates, total Italian electricity consumption on the free market in 2003 was 112 TWh, or only 37% of total Italian electricity consumption for the year. Our market share was about 10% and our total revenues from the free market sales in 2003 were equal to Euro 510 million.

     The table below shows the average of electricity prices paid by direct customers, including both Eligible and Non-Eligible Customers.

	Average Paid by Direct Customers						New tariff impact
							% change	% change	% change	% change	% change
	Jan-1999	Jan-2000	Jan-2001	Jan-2002	Jan-2003	Feb(*)-2004	99-01	01-02	02-03	03-04	99-04
Base tariff	6.15	5.50	4.80	4.92	4.88	4.74	-22.0	2.5	-0.8	-2.9	-22.9
Fuel	2.16	3.16	5.49	4.02	4.48	4.40	154.2	-26.8	11.4	-1.8	103.7
System charges	0.99	1.07	0.56	1.21	1.42	1.27	-43.4	116.1	17.4	-10.6	28.3
Taxes	1.60	1.62	1.25	1.23	1.25	1.24	-21.9	-1.6	1.6	-0.8	-22.5
Total	10.89	11.35	12.10	11.38	12.02	11.64	11.0	-6.0	5.6	-3.2	6.8
Total % change in real terms							5.5	-8.0	2.9	-5.4	-5.6

(*) New tariff started from February.

     Taxes

     Since January 1, 2001, consumers of electricity services are subject to three indirect taxes, the first two of which are not applicable to residential customers who qualify for the social protection pricing scheme:

•	A state tax for residential uses (of Euro 0.0047/kWh) and for other uses (of Euro 0.0031/kWh excluding users with consumption over 1.2 GWh per month);

•	Additional local taxes that vary from Euro 0.0093/kWh up to a maximum of Euro 0.0204/kWh; and

•	Value-added tax of 20% for all users with the exception of residential and industrial customers (who are taxed at a rate of 10%).

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

     Gas Eligible and Non-Eligible Customers

     Current regulations permit customers meeting certain requirements, or Gas Eligible Customers, to have direct access to the natural gas system and to freely choose their supplier of natural gas.

     Until December 31, 2002, Gas Eligible Customers were: (i) customers consuming more than 200,000 cubic meters per year; (ii) wholesalers and distributors of natural gas; (iii) electricity producers, including producers of electricity and thermal energy; and (iv) consortia of customers consuming in the aggregate more than 200,000 cubic meters per year, provided that each member of the consortium consumes at least 50,000 cubic meters per year. Producers of gas are considered Gas Eligible Customers with respect to the quantities they produce. During the same period, customers who did not qualify as Gas Eligible Customers, or Gas Non-Eligible Customers, were obliged to purchase gas from distributors operating in their local area. From January 1, 2003, all customers have become Gas Eligible Customers, and therefore most limitations on contractual freedom ceased. You should read “—Sale and distribution tariffs for Gas Non-Eligible Customers” for a discussion of the limitations still in force.

     Transport and Storage

     Companies engaged in the transport and dispatching of gas must allow access to their gas transport networks to third parties, provided that they have enough capacity and that giving such access is economically and technically feasible. Transport fees are established by the Energy Authority based on proposals from the operators.

     Operators of natural gas storage facilities must obtain a concession from the Industry Ministry and are required to provide storage services to third parties, upon request, provided that they have enough capacity and that giving such storage services is economically and technically feasible. In addition, importers are required to maintain storage reserves equal to 10% of the gas they import from countries outside the EU.

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

     Restrictions on sale and imports of gas

     Sale of gas to end users is made under an authorization granted by the Industry Ministry, which Enel Trade has obtained. For each year from January 1, 2003, to December 31, 2010, no single operator is allowed to hold a market share higher than 50% of domestic sales to final customers. In addition, no single operator is allowed to introduce imported or national gas in the domestic transmission grid for quantities exceeding a specified percentage of the total, set at 75% in 2002 and decreasing by two percentage points each year thereafter, to 61% in 2010. The applicable percentage will be calculated net of quantities of gas consumed by the relevant operator or by its controlled or affiliated companies.

     Rules governing distribution of gas

     Under Italian regulations, distributors operate under concessions awarded by local authorities pursuant to tender procedures for periods not longer than 12 years. Through service agreements, local authorities may regulate the terms and conditions for the provision of the service and the quality objectives to be achieved. The tenders are awarded based on financial terms, quality and safety standards, investment plans and technological and management skills offered. Distributors are required to connect to the distribution network any customer who so requests. Existing concessions including ours will expire at the earliest of their original expiration date and December 31, 2005 though under certain conditions the expiration date of December 31, 2005 may be extended by up to another five years.

     Sale and distribution tariffs for Gas Non-Eligible Customers

     In December 2000, pursuant to Italian regulations, the Energy Authority identified tariff criteria that we and other gas distributors and suppliers must apply in setting tariffs for the distribution and the supply of gas to Gas Non-Eligible Customers. The tariff criteria for both distribution and supply include a fixed and a variable component reflecting the balance between fixed and variable costs incurred by distributors and suppliers, respectively, and operate to impose a cap on the rates gas distributors and suppliers may charge. The portion of the variable component relating to the cost of natural gas is revised on a quarterly basis.

     For distributors, the tariff criteria generally take into account average capital costs, as determined by the Energy Authority based on a sample of selected operators. However, since June 2002, the Energy Authority has permitted distributors to set their rates based on actually incurred capital costs if such costs can be adequately proven.

     For suppliers, prices charged to Gas Non-Eligible Customers were supposed to be freely set from January 1, 2003. However, in December 2002, the Energy Authority imposed a transitory regime under which suppliers were obliged to continue to supply former Gas Non-Eligible Customers using the tariff criteria established by the Energy Authority and in effect at December 31, 2002. In December 2003, the Energy Authority established new tariff criteria applicable as of January 1, 2004. The Energy Authority is considering the possibility of allowing suppliers to freely set the prices charged to Gas Non-Eligible Customers by July 31, 2005.

  Telecommunications Regulation

     The Communications Authority and the Minister of Communications regulate all aspects of the fixed-line telephony and mobile telephony services and Internet markets. Their regulatory powers include licensing, interconnection, frequency allocation, numbering, universal service obligation, tariff regulation and rebalancing and arbitration of disputes between carriers. Current Italian regulations require telecommunications operators to obtain a license from the Minister of Communications to provide fixed-line voice or mobile telephony, or an authorization to provide data transmission, Internet services and all other services; an authorization is considered to have been obtained by the operator upon such operator’s notice to the Minister of Communications of its intention to start offering telecommunications services subject to authorization unless the Minister of Communications objects to such intention.

     Following the implementation of European directives that create a new regulatory framework for telecommunications in 2003, fixed-line voice telephony services and mobile telephony services will no longer be subject to a license requirement, although existing license holders, including mobile telephony operators, will continue to operate under existing licenses until they expire. Under the new framework, all operators will simply need an authorization from the Communications Authority.

     Furthermore, under the new regulatory framework, all the existing obligations imposed on operators considered as having significant market power need to be extensively reviewed. Such obligations can be confirmed, amended or withdrawn. In addition, new obligations can also be imposed, but only subject to stringent requirements. The revision is entrusted to the Communications Authority and is currently on-going.

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

  Interconnection

     Telecom Italia, the former monopoly telephone services provider, owns and operates the largest fixed-line voice telephony network in Italy. As a result, other operators’ ability to interconnect with Telecom Italia’s network significantly affects their ability to provide fixed-line voice telephony and other telecommunications services. Currently, Telecom Italia is required to set interconnection rates subject to Communications Authority approval to ensure that interconnection rates are consistent with targets set by the Communications Authority under a price cap regime for interconnection rates introduced in 2003.

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

  Universal Service

     Current regulations allow the Communications Authority to require other voice telephony operators to compensate Telecom Italia for the costs the former incumbent provider incurs in connection with its obligation to provide universal service, defined as a minimum set of services of a given quality, available to end users regardless of their geographical location and at an affordable price. In 2001 and 2002, the Communications Authority determined that Telecom Italia, Infostrada, Telecom Italia Mobile and Vodafone Omnitel would have to make contributions to the universal service fund established for the years 2000 and 2001, with total contributions equal to approximately Euro 58 million and Euro 40 million for each year respectively, taking into account for the year 2001 both WIND’s and Infostrada’s activities. WIND and Infostrada were required to pay approximately Euro 1.5 million and Euro 0.8 million, respectively, in respect of this obligation for the year 2001. No decision has yet been taken on amounts due for the year 2002.

  Fixed-line voice telephony

     The Communications Authority and the Minister of Communications have implemented measures to promote competition in the fixed-line voice telephony services market, such as:

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

     In addition, Telecom Italia is subject to a price cap for fixed-line telephony services to final customers. As a result, according to the 2003 Communications Authority annual report, Telecom Italia’s market share in voice telephony has decreased to 70% in 2002. Also, Telecom Italia is required to offer access to its network so as to enable its competitors to offer high-speed Internet access or x-DSL services under economic conditions set forth by the Communications Authority.

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

     In 2001, the Communications Authority extended number portability to mobile telephony. As a result, competition in the mobile market has increased.

  Internet and electronic commerce

     Currently, Internet operators must obtain an authorization to provide Internet services from the Communications Authority. However, Internet service providers are not subject to universal service obligations, the tariff regime or the other strict regulatory requirements applicable to fixed-line voice telephony and mobile telephony services operators.

  Environmental Matters

     Our electricity and other operations are subject to extensive environmental regulation, including laws adopted by the Italian parliament or government to implement regulations and directives adopted by the European Union and international agreements on the environment.

     The principal objective of our environmental policy is to comply with all relevant legislation and to seek to reduce adverse effects that our activities may have on the environment. Since 1996, we have issued a public environmental report on a yearly basis. In 2002, we started publishing also a sustainability report, which contains an environmental section. We believe that environmental performance will represent an increasingly important competitive factor in a liberalized market.

     Environmental regulations affecting our business primarily relate to air emissions, water pollution, waste disposal, noise and the clean up of contaminated sites. The principal air emissions of fossil-fueled electricity generation are sulfur dioxide (SO2), nitrogen oxides NOx, and particulate matter such as dust and ash. A primary focus of the environmental regulations applicable to our business is an effort to reduce these emissions. Furthermore, particular attention has been given to electromagnetic fields and carbon dioxide (CO2).

     You should read “—Business—The Enel Group—Generation and Energy Management—Thermal production” for a discussion of our investments to comply with these regulations.

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

     In February 2001, the Italian parliament passed a framework law on electromagnetic field exposure. The law is intended to protect the general public and workers against alleged potential long-term health effects of exposure to electromagnetic fields generated by both low frequency infrastructures, such as electricity transmission and distribution lines and substations, and high-frequency infrastructures, such as the transmission stations that WIND uses to provide mobile telephone services. The law made it more difficult to install new transmission and distribution lines and substations in the future and may limit WIND’s ability to expand the radio coverage for its operations.

     Furthermore, the 2001 law provides for the adoption and implementation of programs to restructure electricity transmission and distribution lines, substations and high frequency infrastructures, in accordance with maximum exposure levels. In 2003, a governmental decree was enacted providing for measures to implement the 2001 law and setting the maximum exposure levels, precaution levels and quality targets. However, these measures have not yet come into effect, as they require action from the Italian Authority for Environmental Protection that has not been taken.

     We believe that the costs of complying with these measures, including costs for the related restructuring of electricity power lines, will not have a material impact on our results of operations.

     In addition, the Bersani Decree requires that the Gestore della Rete pay to the owners of transmission lines consideration for the use of the lines which adequately reflects the costs which these owners have incurred to comply with regulatory requirements. You should read “—Business—The Enel Group—Transmission” and “—Electricity Regulation—Regulatory framework—Transmission” for a more detailed discussion of the Gestore della Rete and “Item 3. Key Information—Risk Factors—Other Risks Relating to Our Businesses” for a more detailed discussion of the risks electromagnetic field-related regulation poses for our business. You should also read “Item 8. Financial Information—Other Financial Information—Legal Proceedings” for a discussion of certain legal proceedings against us relating to electromagnetic fields.

     Principal EU legislation and international treaties regarding SO2 and NOx

     The principal EU directive on air emissions affecting the electricity industry is the large combustion plants directive, or LCPD. The LCPD requires each EU member states to establish and implement a program of progressive reduction of total SO2 emissions and total NOx emissions from generation plants licensed before July 1, 1988 and to establish emission limits for SO2, NOx and particulate matter from individual generation plants licensed after July 1, 1987. In 2001, new emission limits were set by a Directive amending the LCPD. Member states had to implement the provisions of these Directives by November 2002. In addition, in 2001 the EU issued a directive on air pollution, whereby it mandated that member states achieve specified reduction targets on SO2, NOx, CO2 and NH3 emissions by 2010. To this end, member states are required to establish and implement a program of emission reduction in order to achieve the targets set in the directive.

     The 2001 amendment to the LCPD affected the electricity sector in so far as it set more stringent emission limits. However, the impact of the amendment on our operations was limited due to the fact that Italian legislation implementing the LCPD had already set more stringent standards that those required under the original provisions.

     Italy is a member of the Helsinki Protocol and the Oslo Protocol, which require signatory countries to reduce SO2 emissions, and the Sofia Protocol, which requires signatories to reduce NOx emissions. The requirements under these protocols have been reflected in Italian law.

     Principal Italian legislation regarding SO2 and NOx

     Italy implemented the LCPD by a ministerial decree in 1989, which established strict limits on emissions from new plants and required the gradual reduction of aggregate emissions from plants licensed prior to July 1, 1988 by setting 5-year targets. In some cases the Italian applicable limits are stricter than those imposed by the protocols and the LCPD.

     The following tables show our actual level of SO2 and NOx emission reductions with references to the 1989 Italian ministerial decree for, in each case, 1993, 1998, 2000 and 2003. The decree set aggregate emission reduction targets for SO2 for the years 1993, 1998 and 2003. No reduction targets were set for SO2 emissions in 2000 or for NOx emissions in 2000 and 2003.

Reductions of SO2 emissions against 1980 levels
		Enel’s
Year	Target	result
1993	30%	57%
1998	39%	62%
2000	—	73%
2003	63%	83%

Reductions of NOx emissions against 1980 levels
		Enel’s
Year	Target	Result
1993	2%	19%
1998	30%	51%
2000	—	64%
2003	—	79%

     In addition, in 1990 Italy established a regulation limiting emissions of polluting substances from thermal plants licensed before July 1, 1988 that is more strict than the LCPD and covers a much broader range of pollutants. This regulation required that individual existing thermal plants in Italy reduce emissions to levels similar to those established under the LCPD for individual plants licensed after July 1, 1988. This regulation also provided a time schedule for the implementation of environmental compliance measures at existing plants.

     In response to this regulation, we implemented in 1990 a significant program of environmental measures that affect our entire thermal generation operation. We submitted this program to the relevant ministries of the Italian government, including those for industry, environment and health. The program was approved and provided for modifications to both physical plant and operating practices. The following table shows the targets the Italian regulation provided for the implementation of these environmental compliance measures for generating facilities and our levels of implementation for the relevant periods. Both the targets and our results are expressed as percentages of the total installed thermal capacity of generating facilities for the periods indicated.

At December 31,	Target	Enel’s adopted or planned measures
1997	35%	41.5%
1999	60%	62.3%
2002	100%	92.6%

     We have not yet reached the target set for 2002 because we have not completed the conversion of one plant located in Porto Tolle. We expect to complete such conversion and meet the 100% reduction target as soon as we receive the approval of the Minister of the Environment needed to complete such conversion.

     In 1997, the Italian parliament imposed a tax on total SO2 and NOx emissions from thermal plants that have a nominal capacity of greater than 50 MWh. These plants are the same plants as those regulated under the LCPD. In 2001, 2002 and 2003, our costs in connection with this tax were approximately Euro 21.7 million, Euro 14.4 million and Euro 9 million, respectively.

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

     In implementing the Kyoto protocol, on November 19, 1998, the Italian interministerial committee for economic planning issued the guidelines for Italian policies and measures for the reduction of GHG emissions in order to implement the Kyoto Protocol. These guidelines set targets for CO2 and other GHG emissions to be achieved through measures concerning various sectors of the Italian economy, including reduction of carbon produced in thermal electricity generation, increased use of electricity generation from renewable resources and demand side management to increase the efficiency of energy use. Furthermore, the guidelines promote certain projects aimed at the development of so called clean energy. The proposals contained in the guidelines have facilitated the participation of Italy in the Emission Trading mechanism. As of 2001, we produced approximately 14% of total GHG emissions in Italy.

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

     In January 1999, the Italian government introduced a carbon tax in accordance with applicable European Union directives. Under the current Italian implementing legislation, the amount of the tax, which is based on fossil fuel consumption, was initially scheduled to increase on an annual basis from 1999 through 2005, but has been frozen for the years 2000 through 2004 at the level for 1999. The legislation also establishes the possibility of review or cancellation of the tax if other EU member states have not adopted similar measures by 2001. On the basis of current forecasts of future fuel prices, we believe that application of the carbon tax as currently formulated could have a significant impact on the economic viability of our oil-fired plants by the year 2005, should the tax rates then reach their maximum levels.

     As part of an initiative to address the impact of the carbon tax, we have proposed that the Italian government adopt a different method for calculating the tax which would apply an equal amount of tax per unit of CO2 output, without regard for the type of fuel used to produce the energy in question. We believe that such a policy would produce the targeted reductions in CO2 emissions without creating unequal burdens on certain types of generating facilities, particularly oil fired and base load plants. In 2001, our carbon tax liability amounted to approximately Euro 42.5 million and it did not change significantly in 2002. In 2003, our carbon tax liability amounted to approximately Euro 39.8 million.

     In 2003, the EU adopted a directive that establishes a scheme for greenhouse gas emission allowance trading. Italian legislation implementing this directive will come into force by the end of 2004. In April 2004, the EU has also passed another directive (the so-called “linking directive”), which amended the emission trading directive allowing the use of other flexible mechanisms for limiting greenhouse emissions.

     PCBs and asbestos

     In May 1999, the Italian government adopted a legislative decree concerning the recovery and disposal of electric transformers and other equipment containing polychlorinated biphenyls, or PCBs. Pursuant to this decree, we are delivering all of our equipment containing PCBs to companies authorized to recover and dispose of such equipment. In December 2003, we adopted a disposal plan aimed at the phasing out of all equipment with a concentration of PCBs over 500 parts per million.

     We also deliver waste products containing asbestos to specialized companies authorized to treat and dispose of asbestos. Such waste products derive from the clean up of our plants we conduct in accordance with our general maintenance and environmental clean-up programs.

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

     Site clearance

     Italian legislation provides for ground and underground inspections to evaluate the possible contamination of sites, particularly in areas declared to be of national interest, using specific chemical, physical and historical analyses. If sites we own are found to be contaminated, the current regulation requires that we undertake a program of site clearance and restoration. In that case, under new legislation the Italian government may provide financial support for the restoration of contaminated sites located in areas of national interest. Based on our environmental compliance practices and the current regulatory regime, we do not expect to have significant liability associated with contamination of sites being inspected.

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

     We limit our use of underground high-voltage cables to urban areas because they are significantly more expensive than aerial cables and the process of installing them may involve significant logistic and environmental problems. Between 1994 and 2002:

•	In 2002, aerial insulated cables and underground cables were 123,253 km, which represented 37.1% of our medium voltage lines, compared to 29.8% in 1994; and

•	In 2002, our aerial insulated cables and underground cables were 580,908 km, which represented 81.7% of our low voltage lines, compared to 72.8% in 1994.

     In 2003, due to further work on our network, the percentage of aerial insulated cables and underground cables rose to 38.3% and 82.5% for medium and low voltage lines, respectively.

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

     As of December 2003, 58 of our plants, representing approximately 51% of our installed generating capacity, had obtained environmental certifications. All of these have obtained ISO 14001 certification and ten have also obtained EMAS registration.

     In August 1999, the Italian government enacted a legislative decree implementing the 1996 EU directive on the prevention and reduction of pollution. This legislative decree requires all industrial plants to operate under a new integrated environmental license by 2007 and make use of the best techniques available for the prevention and reduction of pollution. The new license set pollution limits and are reviewed every five years or at any time plants undergo significant renovation. Licenses for EMAS-registered plants are reviewed every eight years.

     In 2001, legislative measures were passed with a view to improve energy efficiency in the use of electrical and gas appliances by final customers. Improved efficiency targets were set for 2002 and for a period of five years thereafter. However, these measures have not yet been implemented, and are currently subject to review.

     Cost of compliance

     The costs of ensuring compliance with applicable environmental regulation generally consist of costs associated with equipping newly constructed facilities with required technology or modifying existing facilities to comply with applicable regulation. In 2001 and 2002, respectively, these environmental capital expenditures totaled Euro 225 million and Euro 140 million, respectively, representing 5.5% and 2.5%, respectively, of our total capital expenditures. In 2003, environmental capital expenditures were equal to Euro 131 million (3.5% of the total).

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

     Pursuant to the Bersani Decree, we transferred our discontinued nuclear operations to So.g.i.n., then one of our wholly owned subsidiaries. The principal activity of So.g.i.n. will be the decommissioning of the nuclear plants and of our share of the nuclear fuel in the NERSA plant in France, including disposal of nuclear fuel and nuclear waste.

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

     Under the Paris Convention and Italian law, direct liability arising from nuclear liability claims is limited to five million International Monetary Fund Special Drawing Rights, or SDRs, per accident. Under Italian law, to the extent any claim exceeds five million SDRs, someone claiming damages may sue us for only five million SDRs and must sue the Italian government for the excess liability up to 175 million SDRs. If the claim is in excess of 175 million SDRs, that person must sue the signatories to the conventions, but then only for the excess liability up to 300 million SDRs. However, the Italian government can claim reimbursement from us for any sums it may have to pay because of a nuclear accident arising from negligence on our part. On May 13, 2004, five million SDRs equaled approximately Euro 4 million.

     A provision of the Italian law implementing the conventions states that when damage has been caused concurrently by a nuclear accident and the emission of ionizing radiation, the liability of the person that caused this radiation is not subject to the limitations described above for damages caused by that emission. This provision does not fully conform to the conventions because it does not specify that the ionizing radiation must not independently qualify as a nuclear accident in order to give rise to unlimited liability. We believe, however, that the correct interpretation of Italian law implementing the conventions is that only radiation not classified as a nuclear accident gives rise to liability outside the limitations described above. We believe all emissions of radiation originating from within nuclear plants would qualify as nuclear accidents. As a consequence, because we held nuclear material inside our plants, we believe that we could only be liable for amounts beyond the limitations described above under remote circumstances.

Properties, Plants and Equipment

     At December 31, 2003, we had 593 generating plants, consisting of thermal, hydroelectric, geothermal and other renewable resources facilities, most of which were located in Italy. For further information with respect to our plants, see “—Business—The Enel Group—Generation and Energy Management”. Our 50% subsidiary Terna owns Italy’s transmission grid of high voltage 380 kV lines, which consisted, at December 31, 2003, of a total of 38,577 km of lines and 295 primary transformer stations. For a description of such properties and related construction, expansion and improvement plans see “—Business—The Enel Group—Transmission”. We own the principal electricity distribution network in Italy, which consisted, at December 31, 2003 of a total of 1,082,368 km of lines, mostly medium and low voltage, and 411,358 primary and secondary transformer substations. For a description of such properties and related construction, expansion and improvement plans, see “—Business—The Enel Group—Sales, Infrastructure and Networks”. At December 31, 2003, through WIND, we owned approximately 18,000 km of fiber optic cable for the provision of telecommunications services. For a description of such properties and related construction, expansion and improvement plans see “—Business—The Enel Group—Telecommunications”. At December 31, 2003, we owned real estate, mainly in Italy, with an approximate net book value of Euro 1,961 million, consisting mainly of office buildings and other commercial properties and to a lesser extent residential real estate. On June 3, 2004, we signed an agreement for the transfer of the entire share capital of Newreal, a subsidiary holding real estate assets with a net book value of Euro 1,142 million, to a consortium formed by an investment fund belonging to the Deutsche Bank group and CDC-IXIS for approximately Euro 1,400 million. For a description of our real estate properties and activities see “—Business—The Enel Group—Services and Other Activities—Real estate and other services”.

     Management believes that our significant properties are in good condition and that they are adequate to meet our needs.

Item 5. Operating and Financial Review and Prospects

Summary of Results

     In 2003, our consolidated operating revenues increased by 4.5%, from Euro 29,977 million in 2002 to Euro 31,317 million. Our operating income increased by 64.3%, from Euro 2,880 million in 2002 to Euro 4,732 million. Our net financial expenses amounted to Euro 1,130 million, as compared to Euro 1,178 million in 2002. Total extraordinary income and expenses amounted to net expenses of Euro 136 million, as compared with net income of Euro 736 million recorded in 2002. Our net income increased by 25.0% from Euro 2,008 million in 2002 to Euro 2,509 million in 2003. These results of operations are based on the application of Italian GAAP. Our principal measure of liquidity is net financial indebtedness, which was Euro 24,174 million at December 31, 2003, as compared to Euro 24,467 million at December 31, 2002. Net financial indebtedness is a non-GAAP measure and Cash at banks and marketable securities, the most directly comparable Italian GAAP measure, was Euro 452 million at December 31, 2003, as compared to Euro 400 million at December 31, 2002. Please see “—Liquidity and Capital Resources—Capital resources” for a reconciliation of net financial indebtedness to cash at banks and marketable securities.

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

   • Maximum market share levels for producers. In order to ensure competition among electricity producers, the Bersani Decree provides that no single company or group may have more than a 50% market share of the electricity generation and import market after January 1, 2003. The decree required us to sell at least 15,000 MW of our generating capacity by that date in order to comply with this requirement. We have met this requirement through the disposal of three companies formed for this purpose that we called the Gencos, Elettrogen S.p.A., Eurogen S.p.A. and Interpower S.p.A. We completed the sales of Elettrogen, Eurogen and Interpower in September 2001, May 2002 and January 2003, respectively.

   • Distinction between classes of customers. Electricity customers are classified as follows:

      • “Eligible Customers” are principally medium-high volume users such as manufacturing and industrial companies or consortia that meet specified thresholds of annual electricity consumption the level of which decreases over time. Starting from July 1, 2004, all non-household consumers will be able to freely choose their suppliers. Under the Bersani Decree, Eligible Customers are free to purchase electricity either from power producers or from wholesale suppliers. Sales to Eligible Customers are made on the basis of contracts between the customer and the producer or wholesale supplier and are intended to be competitive.

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

   • Introduction of a pool market with competitive bidding. On March 31, 2004, a pool market for the spot trading of electricity at prices to be determined by competitive bidding among generating companies, importers, wholesalers, distributors, other Eligible Customers and the Single Buyer described below started operations.

   • Creation of a “Single Buyer”. In 2004, a state-owned entity referred to as the Single Buyer began operations, being responsible for purchasing all of the electricity to be supplied to the regulated market.

   • New tariff regime. A new tariff regime administered by the Energy Authority took effect on January 1, 2000, significantly lowering the fixed tariff components for generation, transmission and distribution. In 2001, 2002 and 2003, reductions in fees also resulted from the application of the price-cap mechanism to transmission and distribution charges established by the Energy Authority. Following the start of operations by the pool market on March 31, 2004, the tariff component for generation is periodically adjusted to reflect prices on this market, while the tariff components for transmission and distribution continues to be subject to a system of price-caps.

  • Creation of a system operator for the national transmission network. In 1999, we transferred our electricity dispatching and national transmission network grid management operations to the Gestore della Rete, a separate state-owned entity responsible for those functions. A governmental decree of May 2004 provides for the transfer of these management operations back to Terna, a company that we control and that owns 94% of the national transmission grid, by October 31, 2005. We shall not be entitled to voting rights in excess of 5% with respect to the appointment of Terna directors following such transfer. Also, we are required to reduce our holding in Terna to no more than 20% by July 1, 2007.

  • Consolidation of distribution networks. Only one license for the distribution of electricity is to be granted in each municipality; distribution companies that now serve the same municipality are required to consolidate their local networks. As of June 15, 2004, we have sold, among others, our distribution networks in Milan, Rome, Turin, Trieste, Verona, Cremona and Parma.

     You should read “Item 4. Information on the Company—Regulatory Matters—Electricity Regulation” for a more detailed discussion of the new regulatory and tariff regimes changing the Italian electricity sector and to “Item 3. Key Information—Risk Factors—Risks Relating to Our Energy Business” for a discussion of the principal regulatory risks we face.

     The restructuring of the Italian electricity market is still in progress. The following chart illustrates the expected structure of the electricity market following the introduction of the Single Buyer and the pool market in 2004. In the chart, contracts for differences represent swap or similar arrangements relating to electricity supply among power producers and the Single Buyer, retail suppliers or Eligible Customers.

Overview

  Changes in tariffs and regulation

     Most of our operating revenues come from the sale of electricity. The price of electricity has historically been determined by a system of tariffs. These tariffs are currently set by the Energy Authority, the independent regulator for the electricity industry, which acts under the supervision of the Industry Ministry. Our operating revenues are directly related to the level of tariffs, except for revenues from sales to Eligible Customers, which currently represent a relatively minor portion of our revenues from the sale of electricity. For the years covered by the financial statements included in this annual report, our revenues from the sale of electricity consisted of:

•
  electricity sales, which include both revenues derived from sales at the regulated tariffs, with the actual amount of revenues being determined by the contracted capacity required by a consumer and on the amount of electricity the customer actually consumed, and revenues from direct sales to Eligible Customers based on negotiated contracts; and

•
  Equalization Fund contributions that related to amounts paid to the Cassa Conguaglio per il Settore Elettrico, the Equalization Fund for the Electricity Industry, or the Equalization Fund, as system charges and redistributed to us (as well to other electricity companies).

     From July 1996 through 1999, tariffs remained largely unchanged. However, a new tariff framework came into effect on January 1, 2000 that resulted in:

•	significant reductions in generation, transmission and distribution tariffs in 2000;

•	the inclusion of a “fuel cost component” in the tariff; and

•	the application of global price-cap reductions to transmission and distribution tariffs in 2001, 2002 and 2003.

     Average tariff levels declined by 6.0% in 2002, as compared to 2001, mainly as a result of a 16.4% decline in the tariff component aimed at covering fuel costs. Average tariff levels increased by 5.5% in 2003 as a result of the impact on the tariff of higher fuel costs. We expect that average tariff levels will increase in 2004 as a result of higher fuel (mainly oil) costs. The actual impact of these tariff changes on our revenues depends on a number of factors, including the volume of electricity we sell in the regulated market and the mix of types of electricity we sell and customers we serve.

  Macroeconomic factors

     Historically, the level of demand for electricity in Italy has been closely related to the general level of economic activity in the country. In recent years, economic growth in Italy has been lower than in the European Union on average. For example, from 2001 to 2003, Italy’s real gross domestic product or GDP grew at an average annual rate of 0.35%, while the average annual rate for the European Union was 0.86%. On the other hand, growth in electricity demand in Italy has historically exceeded growth in gross domestic product, principally because electricity consumption has grown faster than total energy consumption. We estimate that electricity demand in Italy grew at an annual average of approximately 2.35% from 2001 to 2003.

     Interest rates in Italy and the rest of Europe rose through the first half of 2001, after which they started declining following the general slowdown of the economy. Interest rates continued to decline in 2002 and in 2003. The weighted average interest rate on our long-term debt declined from 4.9% as of December 31, 2001 to 4.6% as of December 31, 2002 and 4.1% as of December 31, 2003. Our financing costs increase or decrease in line with changes in interest rates.

     Although we are insulated to a significant extent from the economic effect of fluctuations in fuel prices through the application of the fuel cost component of the tariff described above, time lags between our actual purchase of fuel and the calculation and payment to us of such fuel cost component can affect our revenues and income. As a result of the introduction of the pool market, which began operations on March 31, 2004, and increases in the number of consumers qualifying as Eligible Customers, we now face increased risks relating to fuel price fluctuations, which we intend to attempt to manage through implementation of our hedging policy. Please refer to “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Price Risk Management and Market Risk Information” for a more detailed description of our hedging policy.

  Critical accounting policies

     The results of operations, as presented below, are based on the application of Italian GAAP. The application of these principles often requires management to make certain judgments, assumptions and estimates that may result in different financial presentations. We believe that certain accounting principles are critical in terms of understanding our financial statements. We believe that our most critical accounting policies relate to the following.

     Use of estimates. The preparation of financial statements in conformity with Italian GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain accounting principles require subjective and complex judgments used in the preparation of financial statements. Accordingly, a different financial presentation could result depending on the judgment, estimates or assumptions that are used. Such estimates and assumptions, include, but are not specifically limited to: depreciation, amortization, interest rates, discount rates, future commodity prices, investment returns, impact of new accounting standards, international economic policy, future costs associated with long-term contractual obligations and future compliance costs associated with environmental regulations. Actual results could materially differ from those estimates or assumptions. Effective January 1, 2003 the economic depreciation rates of high voltage and very high voltage plant of our Transmission segment were revised in order to better reflect the estimated economic useful life of these facilities.

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

     Realization of deferred tax assets. As of December 31, 2003, we had assets recorded for tax loss carry-forwards related primarily to our telecommunications segment. We have recorded our deferred tax assets in an amount that we believe is more likely than not to be recovered. The recoverability of the deferred tax assets associated with the tax loss carry-forwards of such entities are subject to the achievement of future profitability by the merged entities. While we have considered future taxable income and used ongoing prudent tax planning strategies in assessing the need for valuation allowances, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, the resulting adjustment to the deferred tax assets would be charged to income in the period such determination was made.

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

     Stranded costs. Our so called “stranded costs” mainly consist of costs resulting from requirements that were imposed in the past on the design and operation of our generation plants. In particular, because of governmental policies, we built most of our plants to ensure a high degree of flexibility in the types of fuel that they can use. A law enacted in April 2003 has narrowed the type of stranded costs that we are able to recover after January 1, 2004 to those incurred in connection with our imports of liquefied natural gas from Nigeria. Also, under this law, the Industry Ministry and the Treasury Ministry, after consultation with the Energy Authority, will set the parameters for the calculation of the stranded costs for the period 2000-2003 that we will be able to recover. The relevant accounts will reflect revenues associated with the new stranded cost mechanism once these parameters have been defined and implemented.

  Comparability of information

     The inter-period comparability of the information presented in this section is significantly affected by changes in the scope of consolidation of the Group and several other factors that should be considered when reviewing the performance of the individual segments and of the Group as a whole. The most significant transactions that resulted in a change in the scope of consolidation during the periods presented include:

•	the deconsolidation of Interpower S.p.A., the third and last Genco we sold, effective as of, January 1, 2003;

•
  the deconsolidation of CESI S.p.A. effective as of January 1, 2003, reflecting the decline of our holding to 40.9%, following the disposal of Interpower, through which we held part of our interest in CESI. CESI provided research and development services;

•
  the consolidation on a line-by-line basis, effective April 1, 2003, of Entergy Power Holding Maritza BV, which in turn controls the Bulgarian Company Maritza East III Power Company A.D., which operates in the generation of electricity;

•
  the consolidation on a line-by-line basis, effective January 1, 2002, of the companies resulting from the restructuring of Electra de Viesgo SL and its subsidiaries, or Viesgo, following our acquisition of this company. Viesgo operates in Spain in the generation and distribution of electricity;

•
  the consolidation on a line-by-line basis of Camuzzi Gazometri (now called Enel Rete Gas), effective July 1, 2002, following our acquisition of this company. Enel Rete Gas operates in natural gas distribution and sales activities in Italy;

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

     Other factors that significantly affect the comparability of information for the period presented include:

•
  the major changes which the Italian electricity sector is currently undergoing and which significantly affect our electricity activities, as described in more detail in “—The Electricity Market under the New Regulatory Framework”. These changes include, but are not limited to, changing tariff rates and the abolition, enacted in 2003 and effective as of January 1, 2002, of a surcharge on production of hydroelectric and geothermal power; and

•
  the fact that currently, most of the revenues and costs recorded by our Generation and Energy Management, Sales, Infrastructure and Networks and Corporate segments arise from inter-segment transactions at market prices, reflecting our integrated structure and leading position in each of the core segments of the Italian electricity market. However, since the Single Buyer and the pool market started operations on March 31, 2004, we expect that the majority of operating revenues and costs for each segment will involve third parties in the future. This change will further reduce the comparability of our segment information for 2002 and 2003 with that in future periods.

  Business segments

     In 2002, our new management team made a strategic decision to move away from the diversification strategy we had been pursuing in recent years to refocus on our core energy business. To support this strategy, in July 2002, we reorganized our operations into six business divisions in order to increase the focus of our activities on the market and to better control costs and enhance synergies among our various subsidiaries. These divisions were: Generation and Energy Management; Sales, Infrastructure and Networks; Transmission; Telecommunications; Services and Other Activities and Corporate. In 2003, we added a seventh division: International. Each division has its own management structure, headed by a senior manager who reports directly to the Chief Executive Officer of Enel S.p.A. Our Corporate division includes Enel S.p.A., which as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of the other divisions. The parent company also manages finance operations and insurance risk coverage for all Group companies and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

     In line with this new approach to managing our business, we have identified reportable segments corresponding to these divisions. In order to present segment information for the three years ended December 31, 2003, 2002 and 2001, on a comparable basis, we have reclassified certain segment information for 2002 and 2001 to conform to the 2003 presentation. Our reportable segments are the following:

     Generation and Energy Management. This segment corresponds to the division that is responsible for our electricity generation and fuel procurement operations, as well as fuel trading and risk management activities, in the domestic market. This division generates operating revenues mainly from the sale of electricity to our Sales, Infrastructure and Networks Division, to the Gestore della Rete and to other operators in the domestic electricity market, as well as through fuel trading. The division, which procures fuel for all of the companies of the Group, also sells natural gas to our Sales, Infrastructure and Networks Division. By law, we were required to sell 15,000 MW of our generating capacity, which we did through the sales of Elettrogen, Eurogen and Interpower, in September 2001, May 2002 and January 2003, respectively. Starting from January 1, 2003, this division carries out electricity sales to large electricity users, or Eligible Customers with an annual electricity consumption higher than 100 GWh, that were previously carried out by our Sales, Infrastructure and Network division. These sales activities accounted for approximately 7% of operating revenues and 8% of operating expenses and did not have a significant impact on the operating income of the Generation and Energy Management segment in 2003. The main companies in this division include the following: in Italy, Enel Produzione (thermal and hydroelectric generation), Enel Green Power (geothermal, hydroelectric and wind power generation), and Enel Trade (fuel procurement and trading, risk management, sales to large electricity users).

     Sales, Infrastructure and Networks. This segment corresponds to the division that includes our electricity and gas network operations and carries out sales of electricity and gas sales to Non-Eligible Customers and to Eligible Customers with an annual electricity consumption of 100 GWh or lower in Italy. It also provides public and art lighting services and electricity systems-related services. Operating revenues at this division derive primarily from fees for transport of electricity and gas on our distribution networks, the sale of electricity to Eligible and Non-Eligible Customers and the sale of natural gas to end users. Starting from January 1, 2003, electricity sales to large electricity users, that were previously carried out by this division, are carried out by our Generation and Energy Management division. These sales activities accounted for approximately 9% of operating revenues, 10% of operating expenses and did not have a significant impact on the operating income of the Sales, Infrastructure and Network segment in 2002. The division’s electricity-related activities are carried out primarily through Enel Distribuzione (sale of electricity on the regulated market and transport of electricity on our distribution network), Enel Energia (sale of electricity to Eligible Customers), Enel Sole (public and art lighting) and Enel.si (electricity systems-related services). The division’s natural gas operations are carried out primarily through Enel Distribuzione Gas, Enel Rete Gas and GE.AD (ownership and management of the networks) and Enel Gas (sales). We expect to merge Enel Distribuzione Gas, Enel Rete Gas, GE.AD, and other minor gas companies into a single entity by the end of 2004.

     International. Our International segment includes our operations in electricity generation and distribution outside of Italy. The main companies in this division include the following: Viesgo Generaciòn, Electra de Viesgo Distribuciòn, Viesgo Energia and Enel Union Fenosa Renovables in Spain, Enel North America in the U.S., Enel Latin America, in Central and South America, and Maritza East III in Bulgaria.

     Transmission. Our transmission segment includes the operations of Terna. Terna owns approximately 94% of Italy’s national electricity transmission grid. Terna derives its operating revenues from the transportation of electricity on the portion of the national transmission grid that is owned by Terna, but operated by the Gestore della Rete.

     Telecommunications. Our Telecommunications segment includes the operations of WIND. For the period from April 1, 2001, our Telecommunications segment also includes the operations of Infostrada, which we acquired in March 2001 and merged into WIND effective January 1, 2002, and certain assets of Blu S.p.A. that we acquired in October 2002. Our telecommunications activities include the offer of mobile telecommunications services, fixed-line telephony services, Internet and other telecommunications related services. We formed WIND as a joint venture in 1997. Our stake in WIND initially was 51%, with France Télécom and Deutsche Telekom holding 24.5% each. As a result of Deutsche Telekom’s exit at the end of July 2000, our stake increased to 56.6% and France Télécom’s share grew to 43.4%. Effective July 30, 2001, we contributed all the shares of Infostrada to WIND, which resulted in an increase in our stake in WIND to 73.4%, while France Télécom’s stake decreased to 26.6%. In July, 2003 we acquired France Télécom’s stake and became WIND’s sole shareholder.

     Corporate. We consider Enel S.p.A., the parent company of the Enel Group, as a separate reportable segment because it engages in electricity purchasing activities and has engaged, in 2001 and 2002, in limited fuel procurement activities. We are reducing these activities as a result of regulations governing the electricity sector and the reorganization of our corporate structure in 2002. Corporate purchases of electricity consist of electricity imports. Enel S.p.A. sells electricity purchased from third parties to the Sales, Infrastructure and Networks Division at prices established by the Energy Authority. Fuel purchase contracts that had been held by Enel S.p.A. were gradually transferred to Enel Trade, of our Generation and Energy Management Division, which transfer was completed in the second half of 2002. Until 2001, Enel S.p.A. also sold purchased fuel at cost to the Generation and Energy Management Division. Enel S.p.A., as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of these divisions. In addition, Enel S.p.A. manages finance operations and insurance risk coverage for all Group companies and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

     Services and Other Activities. This division includes non-core business operations, including Enelpower, which provides power-related engineering and contracting services; Enel Facility Management, which provides commercial real estate management services; and Enel.it, our group-wide information technology unit and other minor businesses.

Outlook

     We expect that the ongoing liberalization of the Italian electricity sector will materially affect our financial condition and results of operations over the next several years. Factors likely to have the most significant impact include:

•	The introduction of the pool market effective as of March 31, 2004, which causes a portion of our generation activities to be remunerated based on competitive electricity prices rather than set tariffs. According to information provided by the Gestore del Mercato, or Market Operator, in these first months of operations of the pool market, prices of electricity sold in this market have tended to rise on average reflecting increases in prices of fuel. We expect that prices in the pool market will continue to rise or decline in close relation to rises or declines in prices of fuels until significant volumes of electricity generated at generation costs lower than current average generation costs in Italy shall be available as a result of increased imports and/or the construction of new plants in Italy; and

•	Our exposure to increased competition resulting from the construction of new generation facilities by our competitors and the development of new interconnection lines that would increase the volume of electricity that might be imported in Italy.

     We also expect that the profitability of our telecommunications business will materially affect our financial condition and results of operations over the next several years.

     You should read “Item 4. Information on the Company—Business—The Enel Group”, “Item 4. Information on the Company—Regulatory Matters” and “Item 3. Key Information—Risk Factors” for a more detailed discussion of these changes to our business.

     We believe that in 2004 we will produce less electricity than in 2003, due to the increase in production by independent power producers, and increased sales by importers. We also expect that in 2004 our sales of electricity to Non-Eligible Customers will decrease due to the ongoing liberalization of the market. However, we expect that the impact of any such decrease will be offset to some extent by increased sales to Eligible Customers through Enel Energia, as well as increased fees paid by third parties for transport of power on our network.

     Effective January 1, 2004, we increased the useful lives of certain assets related to the distribution networks of our Sales, Infrastructure and Networks segment, following the results of technical tests supporting this decision. As a result, this segment’s depreciation expenses are expected to decrease in 2004 and subsequent years.

     We will seek to reduce our costs significantly over the next several years in order to offset the impact of tariff reductions as well as to improve our operating margins. We expect that declining personnel costs resulting from headcount reductions, primarily due to attrition and early retirements, will be a major source of these cost reductions. Our goal is to reduce our total headcount by at least 5,800 between December 31, 2003 and the end of 2008, equivalent to approximately 9% of our workforce of 64,770 persons at December 31, 2003. This estimate includes reductions resulting from the divestiture of certain non-core subsidiaries, retirements of personnel and early retirements spurred by incentives. In this regard, we have already reduced our total number of employees by 27% between the end of 1997 and the end of 2003, notwithstanding the increase of the number of employees in our Telecommunications segment due to the consolidation of WIND, the acquisition of Infostrada in 2001 and the acquisition of certain assets of Blu in 2002, which together accounted for 8,428 employees at December 31, 2001, 8,602 employees at December 31, 2002, and 8,769 employees at December 31, 2003. We also expect to reduce our costs by reducing our fuel costs for thermal generation through the conversion of generating capacity to combined cycle gas turbine technology and the improvement of the fuel mix we use, and by adopting maintenance tailored to reduce maintenance costs. Finally, we expect to achieve cost reductions in our domestic electricity distribution business by implementing a cost-cutting program aimed at reducing procurement costs and by reducing investment and maintenance costs associated with network management, principally by centralizing procurement processes and improving these processes through extensive use of e-business platforms.

     In addition, following the introduction of the Single Buyer in March 2004, we sell the electricity we produce to the Single Buyer, and purchase electricity back from the Single Buyer in order to distribute it to our customers. As a result, on a consolidated basis, our operating revenues and costs will both increase because we will record revenues from sales to the Single Buyer and from sales to end users of electricity and record costs relating to both the generation of electricity and the purchase of electricity from the Single Buyer. We expect that these increases in costs and revenues will largely offset each other, and that these changes will therefore not have a significant effect on our operating income.

     As part of our required restructuring under the Bersani Decree: We sold all of the outstanding shares of Elettrogen (now called Endesa Italia S.r.l.) for total final consideration of Euro 3,585 million, including Euro 2,687 million in cash and the assumption of Euro 898 million in debt on September 20, 2001. We sold all of the outstanding shares of Eurogen (now part of Edipower S.p.A.) for total final consideration of Euro 3,731 million, including Euro 2,980 million in cash and the assumption of Euro 751 million in debt, on May 31, 2002. We sold all of the outstanding shares of Interpower (now called Tirreno Power S.p.A.) for total consideration of Euro 850 million, including Euro 532 million in cash and the assumption of Euro 318 million in debt, on January 29, 2003.

     You should read “Item 4. Information on the Company—Business—The Enel Group—Generation and Energy Management—Disposal of the Gencos” for detail on the Gencos and their disposal. Intercompany purchases and sales of energy between the Gencos and the other members of the Enel Group have been based on market prices. As separate legal entities, since their formation in 1999, Elettrogen, Eurogen and Interpower have maintained individual management, financial reporting and legal personnel and related resources that simply were not needed when they were completely integrated with the Enel Group. Most purchasing and procurement decisions for inputs other than fuel, which had previously been made on a Group-wide or regional basis, have been made by the Gencos individually. In addition, since their formation, Elettrogen, Eurogen and Interpower have made their own production decisions on the basis of instructions from the Gestore della Rete, with a concomitant effect on their revenues. Moreover, we expect that the ongoing liberalization of the Italian electricity market will only accentuate these differences in future years. We continued to fully include the results of the Gencos in our consolidated results until the date of their disposal.

  Acquisition of Infostrada and sole ownership of WIND

     In 2001 we acquired Infostrada, a provider of fixed line telecommunication services, that we subsequently merged into WIND. In 2003, we acquired the stake in WIND held by France Télécom, and become WIND’s sole shareholder. These transactions gave rise to goodwill that represented approximately 92% of the total goodwill related to our telecommunication segment at December 31, 2003, which was equal to Euro 6,760 million. Under Italian GAAP, we will have to amortize each portion of this goodwill over a period of 15 years starting from the date on which each such portion arose. As a result, the amortization of this goodwill will continue to have a significant effect on our results of operations and financial condition in the following years.

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

     Our acquisition of Infostrada will continue to have a significant effect on our results of operations and financial condition, primarily as a result of the amortization of goodwill arising from the transaction and the debt incurred in order to finance the acquisition. The purchase price of Euro 7,250 million, and the Euro 132 million paid to Mannesman Investment BV at the time of the acquisition, are approximately Euro 7,256 million greater than the consolidated net book value of Infostrada as of March 31, 2001, thus giving rise to an equivalent amount of goodwill as of such date. In addition, in connection with the acquisition, we incurred certain ancillary costs amounting to Euro 375 million, which increased the goodwill associated with our purchase of Infostrada to Euro 7,631 million. Under Italian GAAP, we will have to amortize this goodwill over a period of 15 years. At December 31, 2003, we had amortized an aggregate of Euro 1,285 million of this goodwill. In 2002, we wrote-down Euro 1,511 million in the value of this goodwill, reflecting downward revision of expectations of growth of the telecommunications sector and applying a discounted cash flows approach.

     In July 2003, we acquired France Télécom’s 26.6% stake in WIND for the purchase price of Euro 1,330 million. We also reimbursed France Télécom of a capital contribution of Euro 59 million it had made to WIND. The acquisition of France Télécom’s stake gave rise to an amount of goodwill equivalent, as of its date, to Euro 1,411 million, corresponding to the difference between the total of the purchase price and other costs incurred and a negative net book value of Euro 22 million. Under the agreement with France Télécom, in the event we sell any WIND shares before December 31, 2004 and receive a cash price per share higher than that we paid to France Télécom, we will have to transfer this difference to France Télécom in proportion to the stake we purchased from it. For further detail on the treatment of the goodwill associated with our purchase of Infostrada and France Télécom’s stake in WIND, please see note 7 to our consolidated financial statements for a discussion of treatment under Italian GAAP and note 23 to our consolidated financial statements for a discussion of the difference in the treatment of this goodwill under Italian GAAP and U.S. GAAP.

Results of Operations

     The following table shows certain financial data for the years ended December 31, 2001, 2002 and 2003, expressed in each case as a percentage of our operating revenues:

	Year ended December 31,
	2001	2002	2003
Operating revenues	100.0%	100.0%	100.0%
Operating expenses
Personnel	(12.9)	(12.0)	(11.0)
Fuel for thermal generation	(18.2)	(14.2)	(13.1)
Purchased power	(12.7)	(16.0)	(14.8)
Depreciation and amortization	(15.5)	(14.9)	(14.4)
Other operating expenses	(28.6)	(33.3)	(31.6)
Total	(87.9)	(90.4)	(84.9)
Operating income	12.1	9.6	15.1
Financial expense	(3.9)	(3.9)	(3.6)
Equity losses	(0.3)	(0.2)	(0.2)
Extraordinary income (expense)	8.1	2.4	(0.5)
Income before taxes	16.0	7.9	10.8
Income taxes	(2.3)	(2.0)	(3.1)
Income (before minority interests)	13.7%	5.9%	7.7%

  2003 compared with 2002

 Operating revenues

     The following table shows the different sources of our operating revenues for the years ended December 31, 2003 and 2002.

	Year ended December 31,
	2002	2003
	(in millions of euro)
Electricity sales:
Tariff revenues from sales to Non-Eligible Customers and transport of electricity on our distribution network	16,244	16,740
Sales to Eligible Customers, sales to the Gestore della Rete and sales on foreign markets	3,964	3,094
Equalization Fund contributions	187	179
Total	20,395	20,013
Telecommunications services	3,642	3,959
Gas sales to end users	780	1,254
Fees for customer connections, inspections and repositioning services	645	684
Other revenues[1]	4,515	5,407
Total operating revenues	29,977	31,317

(1)	“Other revenues” mainly includes revenues from our engineering and contracting, fuel trading, public lighting and franchising operations, reimbursements and sales of materials.

     Our consolidated operating revenues for 2003 increased by Euro 1,340 million, or 4.5%, compared to 2002. As explained in more detail below, the overall increase was primarily due to an increase of Euro 892 million, or 19.8%, in other revenues, an increase of Euro 474 million, or 60.8%, in revenues from gas sold to end users and an increase of Euro 317 million, or 8.7%, in revenues from telecommunications services. The impact of these factors on the overall results was partially offset by a decrease of Euro 382 million, or 1.9%, in revenues from electricity sales and Equalization Fund contributions.

     In 2003, our revenues from electricity sales and Equalization Fund contributions decreased by Euro 382 million, or 1.9%, as compared to 2002. The decline was primarily due to a decrease of Euro 870 million, or 21.9%, in revenues from sales to Eligible Customers, to the Gestore della Rete and on foreign markets, mainly attributable to a decrease of Euro 665 million, or 34.8%, in revenues from sales to Eligible Customers reflecting our new strategy to focus our efforts in this market on sales producing higher margins, rather than on volumes, a decrease of Euro 102 million, or 10.5%, in sales to wholesalers made directly by our generation companies, and a decrease of Euro 45 million, or 4.4%, in sales made by our companies outside of Italy, with the latter being mainly attributable to the unavailability of certain plants in Spain for part of the year. The decline in revenues from sales to Eligible Customers, to the Gestore della Rete and on foreign markets was only partially offset by an increase in tariff revenues from sales to Non-Eligible Customers and transport of electricity on our distribution network. In 2003, these revenues increased by Euro 496 million, or 3.1%, mainly due to higher volumes transported for the free market (which increased by 11.3%) and to an increase in the tariff component aimed at covering the cost of fuel (which increased by 11.1%), the effects of which were partially offset by a reduction in the volumes of electricity we sold on the regulated market (which decreased by 6.3%) reflecting increased competition and our disposal of certain local distribution networks.

     In 2003, our revenues from telecommunications services increased by Euro 317 million, or 8.7%, primarily due to an increase of Euro 409 million in revenues from the sale of mobile services.

     In 2003, our revenues from gas sales to end users increased by Euro 474 million, or 60.8%. The increase was mainly attributable to the inclusion of a full year’s results of Camuzzi, which had only been consolidated for the last six months of 2002.

     In 2003, our revenues from fees for customer connections, inspections and repositioning services increased by Euro 39 million, or 6.0%. Revenues from businesses other than electricity and gas sales and telecommunications services increased by Euro 892 million, or 19.8%. This increase reflected primarily revenues of Euro 410 million connected with the reversal of the hydroelectric surcharge that we had accounted in 2002, following the retroactive abolition of such surcharge in 2003. The increase in other revenues also reflected an increase of Euro 246 million, or 24.7%, in revenues from engineering and contracting activities to third parties, an increase of Euro 143 million (from Euro 4 million in 2002 to Euro 147 million in 2003) in bonuses that the Energy Authority granted to us for having achieved the quality targets set for 2002 and 2001, a Euro 52 million increase in revenues from tariffs paid for the use of the Italian national transmission grid, and a Euro 52 million increase in revenues from the transmission grid operators we own in Brazil. The overall increase also reflected an increase of Euro 31 million in revenues from recycling and waste management services provided by our gas companies, a Euro 30 million increase attributable to revenues connected with the reassessment of interconnection charges that had been accounted by WIND in 2002 after the rates to interconnect with the Telecom Italia’s network that were applicable for 2002 were set in 2003 (see “Item 4. Information on the Company—Regulatory Matters—Telecommunications Regulation—Interconnection”), a Euro 25 million increase in revenues from the disposal of real estate assets, a Euro 16 million increase in revenues from franchising activities, and a Euro 4 million increase in revenues from public lighting. The overall increase was offset to a limited extent by a decrease of Euro 128 million in revenues from fuel trading activities.

     The following table shows operating revenues for each of our business segments for the periods presented. In 2003, we added a new reportable segment corresponding to our newly-created International division (see “—Overview—Business segments”). Accordingly, in order to present segment information for the three years ended December 31, 2003, 2002 and 2001, on a comparable basis, we have reclassified certain segment information for 2002 and 2001 to conform to the 2003 presentation.

	Year ended December 31,
	2002	2003
	(in millions of euro)
Generation and Energy Management	10,881	12,111
Sales, Infrastructure and Networks	20,586	20,047
International	923	921
Transmission	828	874
Telecommunications	3,921	4,383
Corporate	1,973	1,139
Services and Other Activities	2,874	2,778
Eliminations	(12,009)	(10,936)
Total	29,977	31,317

     Generation and Energy Management. In 2003, operating revenues of our Generation and Energy Management segment, prior to eliminations, increased by Euro 1,230 million, or 11.3%, as compared to 2002. The increase primarily reflected our transfer to this segment of sale activities for electricity customers with an annual consumption higher than 100 GWh (approximately Euro 560 million of the increase) and gas wholesalers (approximately Euro 330 million of the increase), that were carried out by our Sales, Infrastructure and Networks segment in 2002. We estimate that approximately Euro 640 million of the overall increase was due to an increase of 11.1% in the tariff component aimed at covering the cost of fuel. The increase also reflected revenues of Euro 410 million connected with the reversal of the hydroelectric surcharge that we had accounted for in 2002, and a Euro 102 million reimbursement through the Equalization Fund of certain charges we incurred in 2002 for the purchase of green certificates. The positive impact of these factors was only partially offset by the deconsolidation of Eurogen and Interpower, which we estimate had a negative effect on the segment’s sales of approximately Euro 820 million.

     Sales, Infrastructure and Networks. In 2003, operating revenues of our Sales, Infrastructure and Networks segment, prior to eliminations, decreased by Euro 539 million, or 2.6%, as compared to 2002. Euro 1,485 million of the increase was attributable to the transfer to the Generation & Energy Management segment of the operations described above, and to the strategic change in focus of our free market sales. The negative impact of these factors was only partially offset by increases of Euro 305 million in revenues from the distribution and sales of natural gas, Euro 250 million in revenues from sales on the domestic regulated market and the transport of electricity sold on the free market, Euro 202 million in revenues from electricity supplied to resellers (primarily due to increased purchases from municipal distributors as a result of our disposal of certain distribution networks), Euro 143 million in bonuses that the Energy Authority granted to us for having achieved the quality targets set for 2002 and 2001, and Euro 61 million in revenues from our franchising activities.

     International. In 2003, our International segment reported operating revenues, prior to eliminations, of Euro 921 million, essentially unchanged from the Euro 923 million attributed to the segment in 2002 as a result of the reclassification described above. The slight decrease reflected a decrease of Euro 112 million in revenues from our Spanish operations that was attributable to the temporary unavailability of certain plants of Viesgo during to planned maintenance and a Euro 2 million decrease in revenues from our operations in Central and South America that were almost completely offset by Euro 108 million in revenues attributable to the first-time consolidation of Maritza following its acquisition in March 2003 and a Euro 6 million increase in revenues from our operations in North America. Of the segment’s total of Euro 921 million in operating revenues, prior to eliminations, Euro 713 million was attributable to our operations in Spain, Euro 108 million to our operations in Bulgaria, Euro 65 million to our operations in North America, and Euro 35 million to our operations in Central and South America.

     Transmission. In 2003, the operating revenues of our Transmission segment, prior to eliminations, increased by Euro 46 million, or 5.6%, as compared to 2002, primarily due to a Euro 52 million increase in transmission revenues attributable to higher tariffs, which was only partially offset by a Euro 6 million decrease in revenues for the construction and maintenance of high-voltage lines.

     Telecommunications. In 2003, the operating revenues of our Telecommunications segment, prior to eliminations, increased by Euro 462 million, or 11.8%, as compared to 2002. The increase was primarily attributable to an increase of Euro 409 million in revenues from mobile services due to increased traffic on WIND’s network. The overall increase also reflected revenues of Euro 54 million arising from the reassessment of costs for services provided by other telecommunications operators that had been estimated and recorded in 2002, the contribution of Euro 44 million from our activities in Greece launched in 2003 and Euro 30 million relating to the reassessment of interconnection charges accounted for in 2002. The positive impact of these factors was only partially offset by a decrease of Euro 104 million in revenues from fixed-line services in Italy due to a decrease in traffic volumes.

     Corporate. In 2003, the operating revenues of our Corporate segment, prior to eliminations, decreased by Euro 834 million, or 42.3%, as compared to 2002. This decrease was primarily attributable to the fact that the 2002 results had included nine months of revenues (approximately Euro 577 million) for the purchase of fuel by our Generation and Energy Management segment, reflecting the transfer of contracts for the purchase of fuel to Enel Trade of the Generation and Energy Management segment which was completed at the end of 2002. Approximately Euro 260 million of the decrease was attributable to the fact that the segment purchased and resold a lower volume of imported electricity to Enel Distribuzione.

     Services and Other Activities. In 2003, the operating revenues in our Services and Other Activities segment, prior to eliminations, decreased by Euro 96 million, or 3.3%, as compared to 2002. This decrease was primarily due to the deconsolidation of CESI as of January 1, 2003, which we estimate accounted for a decline in revenues of approximately Euro 115 million, and to the January 1 transfer to the Sales, Infrastructure and Networks segment of certain materiel and logistic activities from our real estate sector, which had been accounted for approximately Euro 94 million in revenues from our real estate activities in 2002. The decrease also reflected a decline of Euro 61 million in revenues from our information technology activities due to their transfer to WIND of our fiber optic backbone network and a reduction in prices at Enel.it. The negative impact of these factors on the segment’s revenues was partially offset by a Euro 126 million increase in revenues from engineering and contracting due to increased activities to third parties (including a Euro 55 million settlement of a dispute over a contract for the construction of a plant in Libya), and by a Euro 48 million increase in revenues from other activities such as personnel administration, professional training services, and factoring. Of the segment’s total of Euro 2,778 million in operating revenues, prior to eliminations, Euro 1,747 million was attributable to engineering and contracting, Euro 462 million to information technology services, Euro 397 million to real estate and related services, and Euro 172 million to other activities. Approximately 45% of these revenues were generated by transactions with other Group companies.

     Eliminations. Eliminations in operating revenues primarily relate to intersegment sales (primarily of electricity and fuel) and services (primarily engineering and contracting). In 2003, eliminations decreased by Euro 1,073 million, or 8.9%, as compared to 2002, mainly reflecting the transfer of the agreements for the purchase of fuel from our Corporate segment to our Generation and Energy Management segment and the transfer to our Generation and Energy Management segment of the activities related to sales to large electricity users and gas wholesalers that in 2002 were carried out by our Sales, Infrastructure and Network segment, which purchased gas and part of the electricity sold to these customers from our Generation and Energy Management segment.

Operating expenses

     The following table shows a breakdown of our operating expenses for each of the periods presented:

	Year ended
	December 31,
	2002	2003
	(in millions of euro)
Operating expenses
Personnel	3,589	3,440
Fuel for thermal generation	4,255	4,101
Purchased power	4,802	4,620
Other operating expenses:
Services and rentals	5,710	5,224
Materials and supplies	4,212	4,111
Provision	504	593
Other	721	924
Capitalized expense	(1,173)	(944)
Total	22,620	22,069

     As described in more detail below, our consolidated operating expenses for 2003 decreased by Euro 551 million, or 2.4%, as compared to 2002. Expressed as a percentage of, operating revenues, operating expenses decreased from 75.5% in 2002 to 70.5% in 2003, reflecting the fact that operating revenues grew while operating expenses decreased. The decrease in the absolute figure was primarily due to a the abolition of the hydroelectric surcharge which had amounted to Euro 424 million (of which Euro 14 million related to Eurogen and Interpower) in 2002, largely as a result, overall expenses for services and rentals fell by Euro 486 million. The decrease in consolidated operating expenses also reflected declines of Euro 182 million in costs for purchased power, Euro 154 million in costs for fuel for thermal generation, Euro 149 million in personnel costs, and Euro 101 million decrease in costs for materials and supplies. The positive effect of these factors was only partially offset by a Euro 229 million decrease in capitalized expenses, and increases of Euro 203 million and Euro 89 million in other costs and provisions, respectively.

     Personnel costs decreased by Euro 149 million, or 4.2%, as compared to 2002, primarily due to a 6.6% decline in the average number of employees. The decline in headcount reflected early retirements spurred by incentives, as well as the deconsolidation of Eurogen and Interpower. Average costs per employee, however, increased by 2.6%, reflecting compensation increases required under the collective labor agreement for the electricity industry.

     Costs for fuel for thermal generation decreased by Euro 154 million, or 3.6%, as compared to 2002, primarily due to a decrease of 3.9% in the volume of electricity produced from thermal sources that was itself largely due to the deconsolidation of Eurogen and Interpower. The decrease was partially offset by the effect of an increase of approximately 21.1% and approximately 7.0% in market prices for low-sulfur fuel oil and coal, respectively, and a Euro 33 million increase attributable to the first time consolidation of Maritza.

     Purchased power costs decreased by Euro 182 million, or 3.8%, as compared to 2002, with the rate of decrease being significantly less than the 10.6% decline in the volume of power we purchased that was linked to a reduction in the volume of power we sold on the free market. The increase in average purchase costs reflected an increase in the percentage of power purchased from Italian sources (where prices are usually higher than those for imports).

     Services and rentals costs decreased by Euro 486 million, or 8.5%, as compared to 2002, primarily due to the abolition of the hydroelectric surcharge, which had accounted for Euro 424 million (of which Euro 14 million relating to Eurogen and Interpower) in costs in 2002. The decline was also attributable to a Euro 45 million decrease in costs for interconnection and roaming in our telecommunications activities, reflecting our reduced need for such services due to the development of our telecommunications network, and to a Euro 17 million decrease in costs for advisory services provided by third parties.

     Materials and supplies costs decreased by Euro 101 million, or 2.4%, as compared to 2002. Costs for materials fell by Euro 242 million, reflecting lower levels of construction in our Sales, Infrastructure and Networks segment, while those for fuel for trading activities fell by Euro 146 million due to reduced sales volumes. The impact of these decreases on the overall figure was partially offset by an increase of Euro 287 million in costs for gas purchased for resale to end users reflecting the inclusion of a full year’s results of Camuzzi, which had only been consolidated for the last six months of the year in 2002.

     Provisions increased by Euro 89 million, or 17.7%, as compared to 2002. The increase reflected an increase of Euro 124 million in accruals for risks and charges and write-downs in our Generation and Energy Management segment, which was primarily due to accruals for Euro 57 million for the risk that we are subject to additional hydroelectric surcharges related to electricity produced in 2001 and Euro 38 million for risks on fuel trading and other contracts. The overall increase also reflected an increase of Euro 30 million in accruals for risks and charges in our Transmission segment (primarily related to the risk of payments resulting from the recalculation of the portion of the fees for the use of the national transmission grid). These were partially offset by a Euro 53 million decrease in accruals for risks and charges in our Services and Other Activities segment attributable to our engineering and contracting sector, and a Euro 17 million decrease in accruals for risks and charges in our Sales, Infrastructure and Networks segment.

     Other costs increased by Euro 203 million, or 28.2%, as compared to 2002, primarily as a result of a Euro 193 million increase in costs incurred by our Sales, Infrastructure and Networks segment in connection with charges introduced by new regulations on energy efficiency, the use of clean energy resources and improvements in the continuity of service.

     Capitalized expenses decreased by Euro 229 million, or 19.5%, as compared to 2002, primarily reflecting lower levels of construction activity in our Sales, Infrastructure and Networks segment.

     The following table shows a breakdown of our operating expenses by business segment for each of the periods presented.

	Year ended December 31,
	2002	2003
	(in millions of euro)
Generation and Energy Management	8,341	8,642
Sales, Infrastructure and Networks	17,269	16,548
International	680	665
Transmission	310	321
Telecommunications	3,444	3,506
Corporate	1,805	912
Services and Other Activities	2,726	2,331
Eliminations	(11,955)	(10,856)
Total	22,620	22,069

     Generation and Energy Management. Operating expenses for our Generation and Energy Management segment (which primarily consist of fuel costs, fees paid to the Gestore della Rete, and personnel and maintenance costs for our power plants), prior to eliminations, increased by Euro 301 million, or 3.6%, as compared to 2002. Intersegment transfers of operations had a significant impact on the result. Sales to electricity customers with an annual consumption higher than 100 GWh accounted for approximately Euro 560 million in operating expenses during the year (since we purchased from third parties most of the electricity sold to these customers), while sales to gas wholesalers accounted for approximately Euro 306 million in costs. Responsibility for each of these activities had been transferred from the Sales, Infrastructure and Networks segment as of January 1. The increase in expenses was also attributable approximately to a Euro 330 million increase in costs for purchases of fuel for power generation, and to a Euro 124 million increase in provisions. The impact of these factors on overall expenses was partially offset by a decrease in costs of approximately Euro 674 million attributable to the deconsolidation of Eurogen and Interpower and the impact of the abolition of the hydroelectric surcharge that had been responsible for Euro 410 million in costs in the prior year.

     Sales, Infrastructure and Networks. Operating expenses for our Sales, Infrastructure and Networks segment (which primarily consist of purchases of power and natural gas and costs associated with running our distribution network), prior to eliminations, decreased by Euro 721 million, or 4.2%, as compared to 2002. The decrease reflected an aggregate decline of Euro 1,450 million in costs related to the transfer to the Generation and Energy Management segment of the operations described above and the decrease in costs for the purchase of imported electricity and electricity from CIP 6 producers. The decrease also reflected a decrease of Euro 58 million in personnel costs, Euro 45 million in costs for materials, and Euro 40 million in costs for services. These declines were only partially offset by a Euro 655 million increase in costs for purchase of electricity resold on the regulated market and transport of electricity sold on the free market, a Euro 166 million increase attributable to the inclusion of a full year’s results of Camuzzi Gazometri (now Enel Rete Gas), which had only been consolidated for the last six months of the year in 2002, and a Euro 59 million increase in costs in franchising.

     International. Operating expenses for our International segment, prior to eliminations, decreased by Euro 15 million, or 2.2%, as compared to 2002, reflecting a decrease of Euro 89 million in costs at our Spanish plants due to the shutdown of plants for part of the year, which was only partially offset by the Euro 65 million in costs attributable to the first time consolidation of Maritza, and a Euro 9 million increase in provisions and write-downs in our operations in North America.

     Transmission. Operating expenses for our Transmission segment, prior to eliminations, increased by Euro 11 million, or 3.5%, as compared to 2002, primarily due to a Euro 30 million increase in accruals for the risk of payments resulting from the recalculation of the portion of the fees for the use of the national transmission grid pertaining to us. The impact of this factor was partially offset by an aggregate decrease of Euro 19 million in costs for services and personnel.

     Telecommunications. Operating expenses for our Telecommunications segment, prior to eliminations, increased by Euro 62 million, or 1.8%, as compared to 2002. This increase reflected a Euro 78 million increase in costs for services (mainly advertising and outsourcing) and a Euro 32 million increase in personnel costs that were partially offset by a Euro 45 million decrease in interconnection and roaming costs, reflecting our reduced need for such services due to the development of our telecommunications network.

     Corporate. Operating expenses for our Corporate segment, prior to eliminations, decreased by Euro 893 million, or 49.5%, as compared to 2002, primarily due to the transfer of the agreements for the purchase of fuel to our Generation and Energy Management segment, which we estimate accounted for Euro 578 million of the decrease, and a Euro 300 million decrease in costs for purchased power reflecting reduced imports.

     Services and Other Activities. Operating expenses in our Services and Other Activities segment, prior to eliminations, decreased by Euro 395 million, or 14.5%, as compared to 2002, primarily reflecting a Euro 272 million decrease in costs for our engineering and contracting operations attributable to the fact that in 2002 we had recorded accounting accruals and to losses incurred in certain international operations, a Euro 100 million decrease attributable to the deconsolidation of CESI, and a Euro 54 million decrease in costs in our real estate business reflecting a reduced level of activities. The impact of these factors on the total was only partially offset by a Euro 31 million increase in costs for other activities such as personnel administration, professional training services, factoring and reinsurance.

     Eliminations. Eliminations for operating expenses principally consist of the elimination of intersegment electricity and fuel purchases and costs for the provision of intersegment services. In 2003, the decrease of Euro 1,099 million, or 9.2%, was generally in line with the corresponding amount relating to operating revenues.

  Depreciation and amortization

     The following table shows depreciation and amortization for each of our business segments for each of the periods presented:

	Year ended December 31,
	2002	2003
	(in millions of euro)
Generation and Energy Management	1,167	1,081
Sales, Infrastructure and Networks	1,217	1,200
International	148	156
Transmission	247	145
Telecommunications	1,496	1,717
Corporate	4	4
Services and Other Activities	198	213
Total	4,477	4,516

     Depreciation and amortization for 2003 increased by Euro 39 million, or 0.9%, as compared to 2002, mainly as a result of a Euro 221 million increase in our Telecommunications segment that was partially offset by a Euro 102 million decrease in our Transmission segment and a Euro 86 million decrease in our Generation and Energy Management segment.

     Depreciation and amortization for our Generation and Energy Management segment decreased by Euro 86 million, or 7.4%, primarily as a result of the deconsolidation of Eurogen and Interpower, which we estimate reduced these expenses by approximately Euro 97 million. Depreciation and amortization for our Sales, Infrastructure and Networks segment decreased by Euro 17 million, or 1.4%, primarily due to a Euro 63 million decrease attributable to lower depreciation charges relating to the electricity distribution network following the sale of certain local distribution networks, as well as reduced investments, the effect of which was partially offset by an increase of Euro 44 million in depreciation and amortization for our gas activities attributable to the inclusion of a full year’s results of Camuzzi, which had only been consolidated for the last six months of the year in 2002. Depreciation and amortization for our International segment increased by Euro 8 million, or 5.4%, as a result of the first time consolidation of Maritza. Depreciation and amortization for our Transmission segment decreased by Euro 102 million, or 41.3%, following our decision to increase the useful life of our transmission grid from 35 to 40 years following the results of technical tests supporting a longer useful life for such assets. Depreciation and amortization for our Telecommunications segment increased by Euro 221 million, or 14.8%, as compared to 2002, primarily due a Euro 145 million increase attributable to higher depreciation of our telecommunications network attributable to the depreciation of the assets we acquired in connection with the development of our network costing Euro 1,559 million in 2002 and Euro 685 million in 2003, as well as an increase of Euro 129 million attributable to the amortization of our UMTS license for the first time in 2003 (when we became able to utilize it). The impact of these factors on the overall result for the segment was partially offset by a decrease of Euro 53 million in amortization of goodwill reflecting the net effect of a decrease of Euro 108 million in the value of the segment’s goodwill (mainly resulting from the acquisition of Infostrada) due to the write-downs recorded in 2002 and an increase of Euro 55 million due to the amortization of the goodwill resulting from our acquisition of France

Télécom’s stake in WIND. You should read “—Outlook—Acquisition of Infostrada and sole ownership of WIND” for further details on such acquisition.

  Operating income

     The following table shows operating income for each of our business segments for the periods presented:

	Year ended December 31,
	2002	2003
	(in millions of euro)
Generation and Energy Management	1,373	2,388
Sales, Infrastructure and Networks	2,100	2,299
International	95	100
Transmission	271	408
Telecommunications	(1,019)	(840)
Corporate	164	223
Services and Other Activities	(50)	234
Eliminations	(54)	(80)
Total	2,880	4,732

     Operating income increased by Euro 1,852 million, or 64.3%, as compared to 2002, primarily due to a Euro 1,015 million increase in income in our Generation and Energy Management segment. The overall increase also reflected a Euro 137 million increase in income in our Transmission segment, a Euro 284 million increase in income in our Services and Other Activities segment, a Euro 199 million increase in income in our Sales, Infrastructure and Networks segment, and a Euro 179 million increase in income in our Telecommunications segment.

     Generation and Energy Management. Operating income of our Generation and Energy Management segment, prior to eliminations, increased by Euro 1,015 million, or 73.9%, as compared to 2002. This increase was primarily attributable to the impact on operating margins of the abolition of the hydroelectric surcharge, which had a doubly positive effect on margins in 2003. The reversal of the hydroelectric surcharge that we had accounted for in 2002, following the retroactive abolition of such surcharge in 2003, contributed to our operating revenues for Euro 410 million, while the fact that we did not have to account for such charges in 2003 reduced our operating expenses by an equivalent amount. The increase also reflected Euro 310 million in additional revenues attributable to the increase in the tariff component aimed at covering fuel costs, and a Euro 102 million increase due to the reimbursement of certain charges incurred in 2002 for the purchase of green certificates. These positive factors were partially offset by a Euro 124 million increase in provisions and a Euro 49 million decrease in operating income attributable to the deconsolidation of Eurogen and Interpower.

     Sales, Infrastructure and Networks. Operating income of our Sales, Infrastructure and Networks segment, prior to eliminations, increased by Euro 199 million, or 9.5%, as compared to 2002. This increase was primarily attributable to a Euro 143 million increase in bonuses that the Energy Authority granted to us for having achieved the quality targets set for 2002 and 2001, and to a decrease in costs for personnel, materials and services totaling an aggregate of Euro 143 million. The increase also reflected the inclusion of a full year’s results of Camuzzi, which we estimate accounted for an additional Euro 80 million in operating income, and Euro 63 million in lower depreciation charges on the electricity distribution network, as described above. The impact of these positive factors was partially offset by a Euro 203 million decrease in operating income from the sale of electricity that was attributable to the combination of lower tariff levels and a decrease in sales volumes.

     International. Operating income of our International segment, prior to eliminations, increased by Euro 5 million, or 5.3%, as compared to 2002, reflecting a Euro 39 million increase attributable to the first time consolidation of Maritza, which was partially offset by a Euro 27 million decrease in operating income of Viesgo and a Euro 7 million decrease in operating income from our operations in North and Central and South America.

     Transmission. Operating income of our Transmission segment, prior to eliminations, increased by Euro 137 million, or 50.6%, as compared to 2002, primarily due to a decline of Euro 102 million in depreciation charges on our electricity transmission grid as a result of the change in useful lives described above and a Euro 46 million increase in revenues. These factors were partially offset by a Euro 11 million increase in operating expenses.

     Telecommunications. Operating loss of our Telecommunications segment, prior to eliminations, decreased by Euro 179 million, or 17.6%, as compared to 2002, reflecting a higher volume of activity. The increase in revenues reduced the operating loss of the segment by Euro 462 million, though the effect of this on the total was partially offset by the Euro 221 million increase in depreciation and amortization costs and a Euro 62 million increase in operating expenses discussed above.

     Corporate. Operating income of our Corporate segment, prior to eliminations, increased by Euro 59 million, or 36.0%, as compared to 2002, mainly due to a decline in the operating expenses of this segment described above.

     Services and Other Activities. Operating income of our Services and Other Activities segment, prior to eliminations, was Euro 234 million, as compared to an operating loss of Euro 50 million in 2002. The improvement in the segment’s operating result was primarily due to a Euro 389 million increase in operating income from our engineering and contracting business, which had recorded losses attributable to its international operations in 2002. The impact of this turnaround was partially offset by a Euro 62 million decrease in operating income from our information technology services and a Euro 48 million decrease in operating income from our real estate and related services due to their reduced level of activities.

     Eliminations. Eliminations for operating income mainly relate to income from our engineering and contracting activities arising from transactions with companies in our Generation and Energy Management segment. In 2003, the increase of Euro 26 million, or 48.1%, reflected an increase in these intersegment activities.

  Financial expense

     Net financial expense decreased by Euro 48 million, or 4.1%, from Euro 1,178 million in 2002 to Euro 1,130 million in 2003, primarily due to the reduction in the average interest rate applied to our financial debt from 4.7% in 2002 to 4.4% in 2003, the effect of which was partially offset by an increase from Euro 23,386 million in 2002 to Euro 24,119 million in 2003 in our average net financial debt. The total increase in our average net financial debt was primarily attributable to our financing of the acquisition of France Télécom’s 26.6% stake in WIND.

  Equity losses

     The Euro 73 million charge recorded in 2003 (an increase of Euro 14 million or 23.7% from 2002) consisted primarily of write-downs in the value of investments in other companies, of which Euro 72 million related our holdings in Leasys, a joint venture we created with Fiat Auto S.p.A. which provides services of long-term rentals for corporate fleets, due to losses incurred by the venture.

  Extraordinary income (expense)

     In 2003, we recorded net extraordinary expenses of Euro 136 million, as compared to net extraordinary income of Euro 736 million recorded in 2002.

     Extraordinary expenses for 2003 principally consisted of:

•	Charges connected with early retirement incentives totaling Euro 256 million;

•	A write-down of Euro 133 million and accruals for Euro 58 million made in connection with the conversion to coal of a plant in Torrevaldaliga Nord;

•

Charges for restructuring and reorganization totaling Euro 92 million, of which Euro 69 million related to our Telecommunications segment and included losses from the early disposal of certain computer hardware and software, costs for training of personnel, and penalties for early termination of certain supply agreements, with the remaining Euro 23 million pertaining to our real estate operations;

•	Several charges connected with the tax amnesty totaling Euro 83 million;

•	Adjustments relating to previous years’ capital grants amounting to Euro 60 million;

•	Adjustments and other items relating to our Telecommunications segment, totaling Euro 44 million;

•	Adjustments amounting to Euro 30 million due to the settlement of transactions due to extraordinary events;

•	Write-downs of assets totaling Euro 23 million (of which Euro 19 million related to our Generation and Energy Management segment);

•	Adjustments amounting to Euro 20 million on the value of stocks of fuel;

•	Write-downs of assets connected with our combined cycle conversion plan totaling Euro 8 million;

•	Payment of taxes relating to previous years totaling Euro 6 million;

•	Extraordinary reimbursements made to customers totaling Euro 4 million.

     These extraordinary expenses were partially offset by extraordinary income that principally consisted of:

•	A capital gain on the disposal of Interpower of Euro 356 million;

•

Capital gains on the disposal of electricity distribution networks in several municipalities of aggregate Euro 165 million, of which Euro 120 million related to the disposal of the distribution network in Brescia;

•

Adjustments in income taxes with respect to previous years for a total of Euro 58 million, resulting from the definition of the tax treatment of certain items following clarifications on the application of certain rules provided in 2003;

•	Indemnities amounting to Euro 44 million;

•	Write-offs of extraordinary provisions and other items relating primarily to our Generation and Energy Management segment totaling Euro 37 million;

•	Adjustments and other items relating to our Telecommunications segment, totaling Euro 31 million.

     You should read note 23 to our consolidated financial statements for a discussion of the different criteria used under Italian GAAP and U.S. GAAP for determining what constitutes an extraordinary item.

  Income taxes

     The following table shows a breakdown of our income taxes for the periods indicated.

	Year ended
	December 31,
	2002	2003
	(in millions of euro)
Income taxes:
Current and deferred taxes	919	1,388
Release of deferred tax provision following freeing-up of accelerated depreciation reserves	(60)	—
Tax incentives on capital expenditure (Tremonti-bis Law)	(213)	—
Reversal of deferred tax provision as a result of revaluation of assets carried out in statutory accounts by Group companies	—	(375)
Resizing of deferred taxes and deferred tax assets to change in tax rates	(38)	(47)
Total	608	966

     The total tax charge for 2003 was Euro 966 million, which was Euro 358 million, or 58.9%, higher than the charge for 2002. The increase reflected primarily a Euro 507 million increase in current and deferred taxes primarily due to the increase in income.

     This total tax charge reflected our effective tax rate of 28.5%, net of the effects of non-recurring items, as opposed to an overall tax rate which would have amounted approximately to 45% in the absence of such non-recurring items.

     The decline in the tax rate is primarily attributable to the partial release of the deferred tax reserve for an amount of Euro 375 million resulting from the value of certain classes of assets having been restated by some of our companies in their statutory accounts. Under Italian tax rules, companies may accelerate the amortization of certain assets for tax purposes insofar as they create two special reserves. The first reserve accounts for the accelerated amortization. The other reserve accounts for the deferred taxes (calculated by applying the standard corporate tax rate) that will be due on the portion of amortization reflected in the financial statements, but already deducted for tax purposes because of the accelerated amortization. In 2003, pursuant to a special tax regime, certain of our companies stepped up the value of certain classes of assets amortized on a tax acceleration basis by paying a 19% substitute tax rate, thereby aligning the value that such assets carried in the statutory accounts with the value that they carry in the consolidated financial statements. This resulted in a decrease of our effective corporate tax rate for an amount equal to the difference between the standard corporate tax rate (at which the deferred tax reserve had been accounted for by our companies) and the 19% substitute tax due on the increase in value of the assets amortized on a tax acceleration basis.

     Deferred taxes and deferred tax assets were adjusted to take into account the cut in the corporate tax rate to 33%, resulting in a decrease of the value of such accounting items equal to Euro 47 million.

     You should read “—2002 compared with 2001—Income taxes” for a discussion of “Release of deferred tax provision following freeing-up of accelerated depreciation reserves” and “Tax incentives on capital expenditure (Tremonti-bis Law)”, which had an impact in 2002 and related to tax regimes no longer available in 2003.

  Net income

     Net income increased by Euro 501 million, or 25.0%, from Euro 2,008 million in 2002 to Euro 2,509 million in 2003. This increase was primarily due to the Euro 1,852 million increase in operating income and Euro 48 million decrease in net financial expenses described above. The positive effects of these factors on net income was partially offset by extraordinary expense of Euro 136 million (as compared to an extraordinary income of Euro 736 million in 2002), a Euro 358 million increase in income taxes, a Euro 155 million decrease in losses attributed to minority shareholders reflecting our acquisition of France Telecom’s former minority interest in WIND, and a Euro 14 million increase in equity losses, each of which is described in more detail above.

2002 compared with 2001

Operating revenues

     The following table shows the different sources of our operating revenues for the years ended December 31, 2001 and 2002.

	Year ended December
	31,
	2001	2002
	(in millions of euro)
Electricity sales:
Tariff revenues from sales to Non-Eligible Customers and transport of electricity on our distribution network	18,807	16,244
Sales to Eligible Customers, sales to the Gestore della Rete and sales on foreign markets	2,516	3,964
Equalization Fund contributions	783	187
Total	22,106	20,395
Telecommunications services	2,817	3,642
Gas sales to end users	423	780
Fees for customer connections, inspections and repositioning services	591	645
Other revenues[1]	2,844	4,515
Total operating revenues	28,781	29,977

(1)	“Other revenues” mainly includes revenues from our engineering and contracting, fuel trading, public lighting and franchising operations, reimbursements and sales of materials.

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

     The decline in tariff revenues from sales to Non-Eligible Customers and transport of electricity on our distribution network and in Equalization Fund contributions was only partially offset by an increase in revenues from sales to Eligible Customers, to the Gestore della Rete and on foreign markets. In 2002, such revenues increased by Euro 1,448 million, or 57.6%, of which Euro 804 million were attributable to the first time consolidation of Viesgo, Euro 400 million were attributable to increased sales to other operators (in Italy) and the Gestore della Rete, Euro 121 million were attributable to revenues from electricity trading, and Euro 64 million were attributable to revenues resulting from our activities to hedge risks related to the changes in the tariff component aimed at covering fuel costs.

     In 2002, revenues from telecommunications services rose by Euro 825 million, or 29.3%, reflecting increased traffic on our network and the inclusion of a full year’s results of the former Infostrada operations, which had been consolidated only for nine months in 2001.

     In 2002, revenues from gas sold to end users increased of Euro 357 million, or 84.4%, reflecting the first time consolidation of Enel Rete Gas.

     In 2002, revenues from reimbursements of our costs for customer connections, inspections and repositioning services rose by Euro 54 million, or 9.1%. The increase in revenues from businesses other than electricity and gas sales and telecommunications services (Euro 1,671 million, or 58.8%) was attributable to fuel trading activities, which rose by Euro 1,008 million, engineering and contracting, which rose by Euro 466 million, minor activities (information technology, real estate, public lighting, etc.) which increased by approximately Euro 90 million, and electricity transmission activities, which rose by Euro 21 million.

     The following table shows our operating revenues for each of our business segments for the periods presented. In 2003, we added a new reportable segment corresponding to our newly-created International division (see “—Overview—Business segments”). Accordingly, in order to present segment information for the three years ended December 31, 2003, 2002 and 2001, on a comparable basis, we have reclassified certain segment information for 2002 and 2001 to conform to the 2003 presentation.

	Year ended December
	31,
	2001	2002
	(in millions of euro)
Generation and Energy Management	12,563	10,881
Sales, Infrastructure and Networks	22,206	20,586
International	68	923
Transmission	793	828
Telecommunications	3,176	3,921
Corporate	3,980	1,973
Services and Other Activities	2,321	2,874
Eliminations	(16,326)	(12,009)
Total	28,781	29,977

     Generation and Energy Management. In 2002, operating revenues of our Generation and Energy Management segment, prior to eliminations, decreased by Euro 1,682 million, or 13.4%, as compared to 2001. The decrease was primarily attributable to changes in the scope of consolidation (mainly related to the deconsolidation of Elettrogen, Valgen and Eurogen), which we estimate had a negative impact on the total of approximately Euro 1,600 million. The decrease also reflected a 16.4% decline in the tariff component aimed at covering fuel costs and the abolition of the Euro 0.0031 per kWh tariff component for generation of electricity to be sold on the regulated market. We estimate that the negative effect of these two factors on the revenues of this segment for 2002 resulted in a decrease of approximately Euro 1,300 million. The negative impact of these factors on the revenues of our Generation and Energy Management segment was partially offset by an increase of approximately Euro 700 million in revenues from sales of fuel, primarily due to the sale of fuel to Elettrogen and Eurogen, and an increase of approximately Euro 500 million in revenues from sales of natural gas to the Sales, Infrastructure and Networks segment.

     Sales, Infrastructure and Networks. In 2002, operating revenues of our Sales, Infrastructure and Networks segment, prior to eliminations, decreased by Euro 1,620 million, or 7.3%, as compared to 2001. The decrease was primarily due to a Euro 2,251 million or 10.3%, decrease in revenues from the electricity operations of this segment, which decrease was only partially offset by an increase of Euro 631 million, or 144.1%, in revenues from the distribution and sales of natural gas that reflected the acquisition and first time consolidation of Camuzzi Gazometri (now called Enel Rete Gas). The decrease in revenues from electricity operations was attributable primarily to lower revenues from sales on the domestic regulated market and transport of electricity on our distribution network, which revenues decreased by Euro 2,563 million, or 13.6%. The decrease reflected an 8.4% decline in the volume of electricity sold (reflecting lower sales to Non-Eligible Customers and the disposal of certain municipal distribution networks), and a 16.4% decline in the tariff component aimed at covering thermal fuel costs. The decrease in revenues from sales on the domestic regulated market and transport of electricity on our distribution network was only partially offset by a Euro 121 million increase in revenues from trading of electricity on international markets and a Euro 67 million increase in revenues from connection fees, franchising, and public lighting activities. Our 2002 revenues from electricity operations also included Euro 85 million attributable to transport fees for electricity transported in the previous year that the Gestore della Rete attributed to us in 2002.

     International. In 2002, operating revenues of our International segment, prior to eliminations, increased to Euro 923 million from Euro 68 million in 2001. The increase (by Euro 855 million) reflected primarily the first time consolidation of Viesgo, which had Euro 825 million in revenues in 2002. A Euro 30 million increase was due to sales made in the U.S. market.

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

     Eliminations. Eliminations in operating revenues primarily relate to intersegment sales (primarily of fuel and electricity) and services (primarily engineering and contracting). In 2002, these eliminations decreased by Euro 4,317 million, or 26.4%, as compared to 2001, mainly reflecting the transfer of the agreements for the purchase of fuel from our Corporate segment to our Generation and Energy Management segment and the decline in the tariff component aimed at covering thermal fuel costs, which decline resulted in lower revenues from sales from our Generation and Energy Management segment to our Sales, Infrastructure and Networks segment.

  Operating expenses

     The following table shows a breakdown of our operating expenses for each of the periods presented:

	Year ended December 31,
	2001	2002
	(in millions of euro)
Operating expenses
Personnel	3,722	3,589
Fuel for thermal generation	5,249	4,255
Purchased power	3,649	4,802
Other operating expenses:
Services and rentals	5,633	5,710
Materials and supplies	2,349	4,212
Provision	599	504
Other	577	721
Capitalized expense	(934)	(1,173)
Total	20,844	22,620

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

     Personnel costs decreased by Euro 133 million, or 3.6%, as compared to 2001, primarily due to a 6.8% decline in the average number of employees. The decline in headcount was mainly due to early retirements spurred by incentives and, to a lesser extent, reflected the deconsolidation of Elettrogen and Eurogen. These factors were partially offset by a 3.7% increase in the average cost per employee mainly attributable to increased compensation introduced by the new collective labor agreement for the electricity industry.

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

     Services and rentals costs in 2002 increased by Euro 77 million, or 1.4% as compared to 2001, primarily due to a Euro 252 million increase in costs for services with respect to our increased engineering and contracting activities, and a Euro 243 million increase reflecting the inclusion of a full year’s results of the former Infostrada operations following their merger into WIND. The increase in services and rentals costs also reflected an aggregate Euro 62 million increase attributable to the first time consolidation of Viesgo and Enel Rete Gas, a Euro 35 million increase in charges paid to the Gestore della Rete with respect to increased fees to access the network, a Euro 16 million increase in fees paid for the use of water to local authorities, and an aggregate increase of Euro 16 million attributable to increased costs for several other services. These factors were partially offset by a Euro 253 million decrease in the surcharge paid to the Gestore della Rete with respect to the generation of hydroelectric or geothermal electricity as a result of a 21.8% decline in hydroelectric production and a 16.4% decline in the tariff component aimed at covering thermal fuel costs on the basis of which the surcharge is calculated, by a Euro 164 million decrease attributable to the deconsolidation of Elettrogen, Eurogen and Valgen, and by an approximately Euro 130 million decrease reflecting lower costs for interconnection and roaming in our telecommunications activities.

     Materials and supplies costs in 2002 increased by Euro 1,863 million, or 79.3%, as compared to 2001, primarily due to a Euro 804 million increase in costs for supplies of fuel for trading activities mainly attributable to fuel purchased for resale to Elettrogen and Eurogen after their disposal, a Euro 631 million increase in costs for materials for our engineering and contracting activities, and a Euro 428 million increase in costs for supplies of natural gas mainly attributable to the first time consolidation of Enel Rete Gas.

     Provisions in 2002 decreased by Euro 95 million, or 15.9%, as compared to 2001. The overall reduction reflected decreases of Euro 59 million in write-downs of fixed-assets and receivables recorded by our Telecommunications segment, and Euro 36 million in other provisions for risks and charges.

     Other costs in 2002 increased by Euro 144 million, or 25.0%, as compared to 2001, primarily due to a Euro 195 million increase in costs for the purchase of green certificates. Please refer to “Item 4. Information on the Company—Regulatory Matters—Electricity Regulation—Regulatory framework—Promotion of renewable resources”. Such increase was only partially offset by a Euro 44 million decrease in contributions paid by WIND with respect to telecommunications concessions.

     Capitalized expenses in 2002 increased by Euro 239 million, or 25.6%, as compared to 2001, primarily reflecting capital improvements of our plants, equipment and electricity distribution networks.

     The following table shows a breakdown of our operating expenses by business segment for each of the periods presented.

	Year ended December 31,
	2001	2002
	(in millions of euro)
Generation and Energy Management	8,661	8,341
Sales, Infrastructure and Networks	19,100	17,269
International	37	680
Transmission	324	310
Telecommunications	3,345	3,444
Corporate	3,642	1,805
Services and Other Activities	1,976	2,726
Eliminations	(16,241)	(11,955)
Total	20,844	22,620

     Generation and Energy Management. In 2002, operating expenses for our Generation and Energy Management segment (which primarily consist of fuel costs, fees paid to the Gestore della Rete, and personnel and maintenance costs for our power plants), prior to eliminations, decreased by Euro 320 million, or 3.7%, as compared to 2001. This decrease was primarily due to the deconsolidation of Elettrogen, Valgen and Eurogen, which we estimate resulted in a reduction in costs of approximately Euro 1,170 million, a Euro 293 million decrease in costs for fuel for thermal generation, a Euro 253 million decrease in costs for hydroelectric surcharge and a Euro 65 million decrease in costs for personnel. These factors were partially offset by an aggregate increase of Euro 1,200 million in costs for purchases of fuel for our trading activities (including the resale of fuel to Elettrogen and Eurogen) and of natural gas for resale to our Sales, Infrastructure and Networks segment, a Euro 164 million increase in costs for this segment’s purchase of green certificates, a Euro 35 million increase in charges paid to the Gestore della Rete and a Euro 16 million increase in fees for the use of water.

     Sales, Infrastructure and Networks. In 2002, operating expenses for our Sales, Infrastructure and Networks segment (which primarily consist of purchases of power and natural gas and costs associated with running our distribution network), prior to eliminations, decreased by Euro 1,831 million, or 9.6%, as compared to 2001. This decrease was primarily due to a Euro 2,317 million decrease in costs for purchased power, reflecting a 8.4% decline in volumes of electricity sold on the domestic regulated market and the reduction in the fuel cost component of the tariff paid to purchase electricity. The decrease was also due to a Euro 134 million decrease in costs for personnel employed in the domestic electricity activities. These factors were partially offset by the first time consolidation of Enel Rete Gas , which we estimate accounted for an increase in costs of approximately Euro 554 million (of which Euro 428 million related to costs for purchases of gas), an increase of Euro 50 million in expenses in our franchising and public lighting activities and an increase of Euro 27 million in accruals for provisions for risks and charges.

     International. In 2002, operating expenses for our International segment, prior to eliminations, increased to Euro 680 million from Euro 37 million in 2001. The increase of Euro 643 million reflected primarily the first time consolidation of Viesgo which accounted for Euro 640 million.

     Transmission. In 2002, operating expenses for our Transmission segment, prior to eliminations, decreased by Euro 14 million, or 4.3%, as compared to 2001, primarily due to lower costs for services.

     Telecommunications. In 2002, operating expenses for our Telecommunications segment, prior to eliminations, increased by Euro 99 million, or 3.0%, as compared to 2001. We estimate that an increase of approximately Euro 291 million (of which Euro 243 million relates to costs for services) was attributable to the inclusion of a full year’s results of the former Infostrada operations following their merger into WIND. The overall increase was also due to a Euro 45 million increase in interconnection costs due to increased traffic volumes. These factors were partially offset by a Euro 175 million decrease in roaming costs due to the development of our mobile telecommunication network, which reduced our need to access to other operators’ networks, and a Euro 59 million decrease reflecting lower write-downs of tangible assets and trade receivables in 2002.

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

     Services and Other Activities. In 2002, operating expenses in our Services and Other Activities segment, prior to eliminations, increased by Euro 750 million, or 38.0%, as compared to 2001, primarily due to a Euro 763 million increase in costs in our engineering and contracting operations, reflecting an increased level of activity and increased accruals (for Euro 68 million) with respect primarily to losses incurred in certain international operations, and a Euro 85 million increase in expenses in our information technology service business in connection with the implementation of a SAP information management system. These factors were only partially offset by an approximately Euro 100 million decrease in costs for our real estate business reflecting a reduced level of activity

     Eliminations. Eliminations for operating expenses principally consist of the elimination of intersegment electricity and fuel purchases and costs for the provision of intersegment services. In 2002, the decrease of Euro 4,286 million, or 26.4%, was in line with the corresponding amount relating to operating revenues.

   Depreciation and amortization

     The following table shows depreciation and amortization for each of our business segments for each of the periods presented:

	Year ended December 31,
	2001	2002
	(in millions of euro)
Generation and Energy Management	1,342	1,167
Sales, Infrastructure and Networks	1,580	1,217
International	21	148

	Year ended December 31,
	2001	2002
	(in millions of euro)
Transmission	240	247
Telecommunications	1,068	1,496
Corporate	2	4
Services and Other Activities	206	198
Total	4,459	4,477

     Depreciation and amortization for 2002 increased by Euro 18 million, or 0.4%, as compared to 2001, mainly as a result of a Euro 428 million increase in our Telecommunications segment and a Euro 127 million increase in our International segment, that were partially offset by a Euro 363 million decrease in our Sales, Infrastructure and Networks segment and a Euro 175 million decrease in our Generation and Energy Management segment.

     Depreciation and amortization for our Generation and Energy Management segment decreased by Euro 127 million, or 13%, primarily as a result of the deconsolidation of Elettrogen, Valgen and Eurogen, which we estimate resulted in a decrease of Euro 179 million. Depreciation and amortization for our Sales, Infrastructure and Networks segment decreased by Euro 363 million, or 23.0%, primarily due to a Euro 407 million decrease mainly attributable to the fact that, until December 31, 2001, connection fees paid by Non-Eligible Customers were recorded as revenues as well as being partially reflected in an increase of the depreciation of capital investments on the distribution network. As a result of the state of completion attained by our distribution network, starting from 2002, connection fees are no longer deemed to be associated with the development of such network and are no longer reflected in the depreciation of capital investments, but rather are included in revenues as connections are made. This factor was partially offset by a Euro 44 million increase in depreciation and amortization for the gas activities as a result of the first time consolidation of Enel Rete Gas. Depreciation and amortization for our International segment increased by Euro 127 million (to Euro 148 million from Euro 21 million) mainly attributable to the first time consolidation of Viesgo (Euro 122 million). Depreciation and amortization for our Telecommunications segment increased by Euro 428 million, or 40.1%, as compared to 2001, reflecting a Euro 244 million decrease in depreciation related to capital expenditures for the development of our telecommunications network. Also, we estimate that the inclusion of a full year’s results of the former Infostrada operations following their merger into WIND, was responsible for an increase in depreciation and amortization of approximately Euro 184 million, of which Euro 127 million represented the amortization of the goodwill associated with the acquisition of Infostrada.

  Operating income

     The following table shows operating income for each of our business segments for the periods presented:

	Year ended December 31,
	2001	2002
	(in millions of euro)
Generation and Energy Management	2,560	1,373
Sales, Infrastructure and Networks	1,526	2,100
International	10	95
Transmission	229	271
Telecommunications	(1,237)	(1,019)
Corporate	336	164
Services and Other Activities	128	(50)
Eliminations	(74)	(54)
Total	3,478	2,880

     Operating income decreased by Euro 598 million, or 17.2%, as compared to 2001, primarily due to a Euro 1,197 million decrease in income in our Generation and Energy Management segment. The overall decrease also reflected a Euro 178 million decrease in income in the Services and Other Activities segment and a Euro 172 million decrease in income in the Corporate segment. These factors were only partially offset by a Euro 574 million increase in income in Sales, Infrastructure and Networks, a Euro 218 million increase in income in our Telecommunications segment, a Euro 85 million increase in income in our International segment and a Euro 42 million increase in income in our Transmission segment.

     Generation and Energy Management. In 2002, operating income of our Generation and Energy Management segment, prior to eliminations, decreased by Euro 1,187 million, or 46.4%, as compared to 2001. This decrease was due to a Euro 931 million decrease in operating income earned from the sale of electricity that reflected lower tariffs, a 21.8% decline in hydroelectric production, and increased costs for the purchase of green certificates. This decrease also reflected the deconsolidation of Elettrogen, Eurogen and Valgen, which we estimate resulted in a decrease of approximately Euro 256 million.

     Sales, Infrastructure and Networks. In 2002, operating income of our Sales, Infrastructure and Networks segment, prior to eliminations, increased by Euro 574 million, or 37.6%, as compared to 2001. This increase was mainly due to lower depreciation and amortization of Euro 363 million, a Euro 178 million increase in operating income earned from sales and distribution of electricity, and a Euro 33 million increase due to the first time consolidation of Enel Rete Gas.

     International. In 2002, operating income of our International segment, prior to eliminations, increased to Euro 95 million from Euro 10 million in 2001. The increase of Euro 85 million was primarily due to the first-time consolidation of Viesgo.

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

  Financial expense

     Net financial expense increased by Euro 68 million, or 6.1%, from Euro 1,110 million in 2001 to Euro 1,178 million in 2002, primarily due to an increase in our average net financial debt from Euro 20,743 million in 2001 to Euro 23,386 million in 2002. The total increase in our average net financial debt reflected primarily our capital expenditures in 2002 and the financing of our acquisition of Viesgo and Camuzzi Gazometri (now called Enel Rete Gas), which increased our financial debt, and the use of some of the proceeds from our divestiture of Eurogen for repayments, which reduced our financial debt.

  Equity losses

     The Euro 59 million charge recorded in 2002 consisted primarily of write-downs in the value of investments in other companies, of which Euro 24 million related to our holdings in Echelon Corporation and Euro 31 million to venture capital investments. The decrease of Euro 26 million in the total charge as compared to 2001 reflected mainly a reduction in the amount of such write-downs, as compared to 2001.

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

•

Adjustments in income taxes with respect to previous years for a total of Euro 64 million, resulting primarily from the recalculation of the rates applicable to capital gains related to the sale of certain assets of our real estate business;

•	Adjustments in interconnection fees and other items relating to our Telecommunications segment, totaling Euro 46 million;

•	Adjustments and extraordinary gains attributable to the reimbursement of certain regulatory charges paid in prior years, which were recorded by Viesgo and totaled Euro 34 million.

     This extraordinary income was partially offset by extraordinary expenses that principally consisted of:

•	A write-down of Euro 1,511 million in the value of goodwill relating to our Telecommunications segment, reflecting a reassessment of the value of our telecommunications business;

•	Charges connected with early retirement incentives totaling Euro 291 million;

•	A write-down of Euro 94 million in the value of a discontinued geothermal plant;

•	Adjustments, write-downs and other items relating to our Telecommunications segment, totaling Euro 92 million;

•	A write-down of Euro 58 million in the value of generation plants with respect to the decommissioning of such plants in view of their conversion to combined-cycle gas turbine technology;

•

A write-down of Euro 49 million in the value of parts of plants in connection with engineering and contracting projects in South America that are no longer expected to be realized due to the adverse economic conditions in the region;

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

  Income taxes

     The following table shows a breakdown of our income taxes for the periods indicated.

	Year ended December 31,
	2001	2002
	(in millions of euro)
Income taxes:
Current and deferred taxes	1,338	919
Release of deferred tax provision following freeing-up of accelerated depreciation reserves	(603)	(60)
Tax incentives on capital expenditure (Tremonti-bis Law)	(86)	(213)
Total	649	608

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

Inflation

     The tariffs for sales of electricity in effect over the periods covered by the financial statements included in this annual report were not adjusted for inflation. Inflation in Italy was 2.7% in 2001, 2.5% in 2002, and 2.7% in 2003. As a result, the real value of tariffs decreased over time.

U.S. GAAP Reconciliation

     We have prepared our consolidated financial statements in accordance with accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri, or Italian GAAP, which differ in certain respects from U.S. GAAP. The principal differences between Italian GAAP and U.S. GAAP, as applied to our consolidated financial statements, relate to the following:

•	Fixed assets and related depreciation;

•	Capitalized interest and related depreciation;

•	Customers’ connection fees;

•	Unbilled revenues;

•	Pension and employee termination accounting;

•	Other post-retirement benefits accounting;

•	Derivatives;

•	Advertising and start-up costs;

•	Software;

•	Goodwill, write-down and related amortization;

•	Restructuring reserve and conversion costs;

•	Italian pension system obligations;

•	Asset retirement obligations;

•	Accounting for income taxes;

•	Investment in equity securities; and

•	Extraordinary income and expenses.

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

     Our consolidated net income under U.S. GAAP was approximately Euro 3,688 million in 2001, Euro 1,399 million in 2002, and Euro 2,376 million in 2003, as compared to consolidated net income under Italian GAAP of Euro 4,226 million in 2001, Euro 2,008 million in 2002 and Euro 2,509 million in 2003. Our shareholders’ equity under U.S. GAAP was Euro 19,467 million at December 31, 2001, Euro 18,526 million at December 31, 2002 and Euro 18,651 million at December 31, 2003, as compared with shareholders’ equity under Italian GAAP of Euro 20,966 million at December 31, 2001, Euro 20,772 million at December 31, 2002 and Euro 21,124 million at December 31, 2003.

     The differences between U.S. GAAP and Italian GAAP also have an impact on operating income at the segment level. The differences result primarily from recognition of revenues related to customers’ connection fees, goodwill impairment and amortization, property-related adjustments and different classifications of extraordinary expenses. In addition, beginning in 2000, the extraordinary contribution to the national pension system represents a negative pre-tax reconciliation difference of Euro 523 million in 2001 and Euro 446 million in 2002 and a positive pre-tax reconciliation difference of Euro 124 million in 2003. You should read “Item 6. Directors, Senior Management and Employees—Employees—Employee benefits” for a discussion of these contributions.

  Critical accounting policies under U.S. GAAP

     In addition to the critical accounting policies discussed above under “—Overview—Critical accounting policies”, management considers that the following critical accounting policies in the reconciliation of net income and shareholders’ equity between Italian GAAP and U.S. GAAP require reliance upon significant judgments, estimates and assumptions.

     Recoverability of goodwill. For U.S. GAAP, we adopted the provisions of Statement of Financial Accounting Standard SFAS No. 142 (FASB 142), “Goodwill and Other Intangible Assets”, as of January 1, 2002, which did not result in any impairment as of that date. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized and that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step approach at the reporting unit level. Reporting units may be tested at different times during the year. The first step involves comparing the fair value of the reporting unit to its book value, including goodwill and intangible assets. The determination of fair value of each reporting unit is based on the present value of future cash flows and requires significant judgment. If the fair value of the reporting unit is less than its book value, a second step is required to be performed which compares the implied fair values to the book values of the reporting units’ goodwill. The implied fair value of the goodwill is the difference between the fair value of the reporting unit and the net fair values of the recognized and unrecognized intangible identifiable assets and liabilities of the reporting unit. The fair value of intangible assets with indefinite lives is determined based on expected discounted future cash flows. If the fair value of goodwill and other intangible assets with indefinite lives are less than their book values, the differences are recorded as impairment charges. With regard to our telecommunications reporting unit, the annual impairment test which was performed at June 30, 2002 resulted in us recording impairment charges of Euro 2,336 million relating to goodwill during the year ended December 31, 2002. No such impairment resulted from the similar testing performed in 2003.

     Pension and other post-retirement benefits. Certain of our employees are covered under pension plans, which allow for retirement benefits based upon compensation and years of service, and certain employees are also covered under other post-retirement benefit plans. Several statistical and judgmental factors which attempt to anticipate future events are used in calculating the expense and liability related to the plans. These factors include assumptions about the discount rate, the rate of future compensation increases and health care cost trends. In addition, our actuarial consultants also use subjective factors such as withdrawal and mortality rates in making relevant estimates. The actuarial assumptions used may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in the actual costs of health care. These differences may have a significant impact on the amount of pension and other post-retirement benefit expenses recorded.

     Accounting for derivatives. In 1998, the Financial Accounting Standards Board (FASB), issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. SFAS 133 was later amended by SFAS 137 and 138 (collectively referred to as SFAS 133). For U.S. GAAP purposes only, we use the criteria in SFAS 133, as amended and interpreted, to determine if certain contracts must be accounted for as derivative instruments. The rules for determining whether a contract meets the criteria for derivative accounting are numerous and complex. As a result, significant judgment is required to determine whether a contract requires derivative accounting, and similar contracts can sometimes be accounted for differently. The types of contracts we currently account for as derivative instruments are interest rate swaps and locks, foreign currency exchange contracts, call options and swaps. We do not account for electric capacity, gas supply contracts, or purchase orders for numerous supply items as derivatives. If a contract must be accounted for as a derivative instrument, the contract is recorded as either an asset or a liability in the financial statements at the fair value of the contract. Any difference between the recorded book value and the fair value is reported either in earnings or in other comprehensive income depending on certain qualifying criteria. The recorded fair value of the contract is then adjusted quarterly to reflect any change in the market value of the contract. In order to value the contracts that are accounted for as derivative instruments, we use a combination of market quoted prices and mathematical models. Option models require various inputs, including forward prices, volatilities, interest rates and exercise periods. Changes in forward prices or volatilities could significantly change the calculated fair value of the call option contracts. The models we used have been tested against market quotes to ensure consistency between model outputs and market quotes. For derivative instruments to qualify for hedge accounting under SFAS 133, the hedging relationship must be formally documented at inception and be highly effective in achieving offsetting cash flows or offsetting changes in fair value attributable to the risk being hedged. If hedging a forecasted transaction, the forecasted transaction must be probable. If a derivative instrument used as a cash flow hedge is terminated early because it is probable that a forecasted transaction will not occur, any gain or loss as of such date is immediately recognized in earnings. If a derivative instrument used as a cash flow hedge is terminated early for other economic reasons, any gain or loss as of the termination date is deferred and recorded when then forecasted transaction affects earnings.

     Recoverability of intangible assets and other long-term assets. Under U.S. GAAP, in order to test the recoverability of intangible assets and other long term assets”, we apply SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. We estimate the useful lives of intangible and other long-term assets based on the nature of the asset, historical experience and the terms of any related supply contracts. We test for impairment by comparing the sum of the future undiscounted cash flows expected to be received or derived from an asset or a group of assets to their carrying value. If the carrying value exceeds the future undiscounted cash flows, the impairment is measured using an estimation of the assets’ fair value, primarily using a discounted cash flow method. The identification of indicators of impairment, the estimation of future cash flow and the determination of fair values for assets or groups of assets require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and appropriate discount rates. A significant change to these assumptions could impact the estimated useful lives or valuation of intangible and other long-term assets resulting in a change to amortization expense and impairment charges.

  New U.S. GAAP accounting standards

     In addition to the critical accounting policies discussed above under “—Overview—Critical Accounting Policies” and “— Critical Accounting Policies under U.S. GAAP”, our future U.S. GAAP results will be affected by a number of new accounting standards that have been recently issued.

     Business combinations, goodwill and other intangible assets. In July 2001, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) 141, “Business Combinations”, and SFAS 142, “Goodwill and Other Intangible Assets”. SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the types of acquired intangible assets that must be recognized and reported separately from goodwill and those acquired intangible assets that must be included in goodwill. SFAS 142 requires that goodwill no longer be amortized, but instead tested for impairment at least annually. SFAS 142 also requires recognized intangible assets with a definite useful life to be amortized over their respective estimated useful lives and reviewed for impairment in accordance with SFAS 144 (see below). Any recognized intangible asset determined to have an indefinite useful life will not be amortized, but instead tested for impairment in accordance with SFAS 142 until its life is determined to no longer be indefinite. We fully adopted the provisions of SFAS 141 and SFAS 142 as of July 1, 2001, and January 1, 2002, respectively. These statements require that goodwill acquired in a business combination completed after June 30, 2001, and any intangible asset determined to have an indefinite useful life acquired after June 30, 2001, should not be amortized. We amortized goodwill acquired in business combinations completed before July 1, 2001, and intangible assets with indefinite useful lives acquired before July 1, 2001, until December 31, 2001. SFAS 142 required us to evaluate our existing intangible assets and goodwill and to make any necessary reclassifications in order to conform to the new separation requirements at the date of adoption. We reassessed the estimated useful lives and residual values of our intangible assets and determined that no adjustments regarding amortization periods were necessary. In connection with the transitional impairment evaluation, SFAS 142 required us to perform an assessment of whether there is an indication that goodwill is impaired as of January 1, 2002. To accomplish this, we (1) identified our reporting units, (2) determined the carrying value of each reporting unit by assigning to those reporting units the relevant assets and liabilities, including the existing goodwill and intangible assets, and (3) determined the fair value of each reporting unit. We determined there was no indication that goodwill had been impaired as of January 1, 2002. Accordingly, no transitional goodwill impairment charge was necessary. As a result of the annual impairment test performed as of June 30, 2002 on the telecommunications reporting unit, an impairment charge was recorded against goodwill of about Euro 2,336 million. Similar tests performed during 2003 on all reporting units did not result in any further impairment charges.

     Accounting for asset retirement obligations. In June 2001, the FASB issued SFAS 143, “Accounting for Asset Retirement Obligations”. The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The liability is changed at the end of each period to reflect the passage of time (i.e., accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. We adopted SFAS 143, effective January 1, 2003. You should read note 25 to our consolidated financial statements for additional information relating to our adoption of SFAS 143.

     Accounting for the impairment or disposal of long-lived assets. FASB 144, “Accounting for Impairment or Disposal of Long-lived Assets”, was issued by the FASB in October 2001, and supersedes SFAS No. 121. The accounting model for long-lived assets to be disposed of by sale applies to all long-lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30 for the disposal of segments of a business. SFAS No. 144 requires that those long-lived assets be measured at the lower of carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value nor include amounts for operating losses that have not yet occurred. SFAS No. 144 also broadens the reporting of discontinued operations to include all components of an entity with operations that can be distinguished from the rest of the entity, and which components will be eliminated from the ongoing operations of the entity in a disposal transaction. The adoption of SFAS No. 144, effective January 1, 2002, did not have a material impact on our consolidated financial statements.

     Extinguishment of debt. On April 22, 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements Nos. 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections”. The principal change is that gains or losses from extinguishments of debt will no longer be classified as extraordinary items as they were under SFAS No. 4. The provisions of SFAS No. 145 are effective for fiscal years beginning after May 15, 2002, except for the provisions relating to the amendments of SFAS 13, which had been adopted for transactions occurring subsequent to May 15, 2002. The full adoption of SFAS No. 145, effective January 1, 2003, did not have a material impact on our financial position, results of operations or cash flows.

     Accounting for exit or disposal activities. In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities”. The statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred. Under previous ACCOUNTING guidance, a liability could be recognized when management has committed to an exit plan. The provisions of SFAS 146 were effective prospectively for exit or disposal activities initiated after December 31, 2002. Our reconciliations from Italian GAAP to U.S. GAAP as of and for the year ended December 31, 2003, include an adjustment for certain costs which were recognized in 2003 for Italian GAAP purposes which do not qualify as a liability under SFAS 146. You should read note 23 to our consolidated financial statements for additional information relating to our adoption of SFAS 146.

     Certain aspects of revenue arrangements. In November 2002, the Emerging Issues Task Force (EITF) reached consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. The provisions of EITF 00-21 became effective for revenue arrangements entered into beginning January 1, 2004. We do not expect the adoption of EITF 00-21 to have a material impact on our financial position, results of operations or cash flows.

     Guarantor’s accounting and disclosure. In November 2002, the FASB issued FASB Interpretation (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34”. This Interpretation elaborates on the disclosure to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation due to the issuance of the guarantee. Disclosure requirements are effective for financial statements of periods ending after December 15, 2002. The adoption of the provisions of FIN 45, effective on a prospective basis for guarantees issued or modified after December 31, 2002, did not have a material impact on our financial position, results of operations, or cash flows.

     Stock-based compensation. In December 2002, the FASB issued SFAS 148, “Accounting for Stock-Based Compensation — Transition and Disclosure — an amendment of FASB Statement No. 123”. SFAS 148 amends SFAS 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 requires more prominent disclosures in annual financial statements about the method of accounting used for stock-based employee compensation and the effect of the method used on reported results. The disclosure provisions of FASB 148 are effective for fiscal years ending after December 15, 2002 and have been incorporated into our consolidated financial statements and accompanying footnotes. We have elected to continue to follow APB 25, which uses an intrinsic value based approach to measure compensation expense.

     Variable interest entities. In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51”, which clarifies the application of the consolidation rules to certain variable interest entities. In December 2003, the FASB issued a revised version of FIN 46 (FIN 46R) to address certain technical corrections and implementation issues. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. The requirements of FIN 46 are effective January 1, 2004, and the requirements of FIN 46R apply to entities other than special purpose entities for the period ended December 31, 2004 and to special purpose entities no later than January 1, 2004. FIN 46 and FIN 46R also provide disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. Certain of these disclosure requirements apply to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. In connection with our adoption of FIN 46R, we determined that an entity created in connection with the securitization by WIND of its trade receivables qualifies as a variable interest entity and therefore consolidated this entity for U.S. GAAP purposes effective January 1, 2004. You should read notes 4 and 23 of our consolidated financial statements for additional details on this transaction and the related accounting treatment. We have not identified any other entities which could be qualified as variable interest entities.

     Gains and losses on energy trading contracts. On October 25, 2002, the EITF reached a consensus on Issue 02-3, Recognition and Reporting of Gains and Losses on Energy Trading Contracts Under EITF Issues No. 98-10 and No. 00-17, which changed the accounting for certain energy contracts:

•

EITF 02-3 prohibits the use of mark-to-market accounting for any energy-related contracts unless they are derivatives. Any contracts subject to EITF 02-3 must be accounted for on the accrual basis if they are not derivatives. This change applies immediately to new contracts executed after October 25, 2002 and was applied to all then existing non-derivative energy-related contracts beginning January 1, 2003.

•	We were required to report the impact of initially applying EITF 02-3 as the cumulative effect of a change in accounting principle effective January 1, 2003.

•

The EITF minutes on Issue 02-3 indicate that an entity should not record unrealized gains or losses at the inception of derivative contracts unless the fair value of the contracts is evidenced by observable market data.

EITF 02-3 required us to record a non-cash, cumulative effect adjustment to convert non-derivative mark-to-market contracts to accrual accounting no later than January 1, 2003. We did not mark-to-market any non-derivative contracts, and therefore did not need to record any such adjustments.

     Amendment to derivative instruments and hedging activities. On April 30, 2003, the FASB issued FASB Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS 149 had multiple effective date provisions depending on the nature of the amendment to SFAS 133. The adoption of SFAS 149 did not have a significant impact on our consolidated financial statements.

     Financial instruments with characteristics of both liabilities and equity. On May 15, 2003, the FASB issued FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). Many of those instruments were previously classified as equity. This statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 did not have a significant impact on our consolidated financial statements, nor do we expect a significant impact on our consolidated financial statements from provisions yet to be effective.

     Determining whether an arrangement contains a lease. In May 2003, the EITF reached a consensus on EITF 01-8, “Determining Whether an Arrangement contains a Lease”. EITF 01-8 clarifies certain provisions of SFAS 13, “Accounting for Leases”, with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under EITF 01-8 should be accounted for under current lease accounting literature by lessors and lessees. We will be required to apply the provisions of EITF 01-8 prospectively to arrangements newly agreed to, modified, or acquired in a business combination beginning January 1, 2004. We do not expect the adoption of EITF 01-8 to have a significant impact on our consolidated financial statements.

     Other than temporary impairment of investments. In November 2003, the EITF reached a partial consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments”, EITF 03-1 addresses the meaning of other than temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities”, and investments accounted for under the cost method or the equity method. Although no consensus was reached on how to evaluate when an impairment of securities or investments is other than temporary, the EITF agreed on certain quantitative and qualitative disclosures about unrealized losses pertaining to debt and equity securities classified as available-for-sale or held-to-maturity. The disclosures required by EITF 03-1 are effective for fiscal years ending after December 15, 2003 (see note 23 to our consolidated financial statements).

     Loans or debt securities acquired in a transfer. In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer”. SOP 03-3 is applicable to loans and debt securities with characteristics of loans acquired in a transfer (including business combinations) and limits recognition and display of the accretable yield to the excess of cash flows expected to be collected over the initial investment. The SOP prohibits carrying over or creation of valuation allowances at initial recognition. Any subsequent increases in cash flows expected to be collected will be recognized prospectively. Any subsequent decreases will be recognized as impairment. The provisions are effective for loans acquired in fiscal years beginning after December 15, 2004. Impairment provisions apply prospectively for loans existing at December 14, 2004, for fiscal subsequent years.

     Pension disclosure. In December 2003, the FASB issued SFAS 132 (revised 2003, SFAS 132R), “Employers’ Disclosure about Pensions and Other Post-retirement Benefits (revised 2003) and amendment of FASB 87, 88, and 106”, which requires additional disclosures about our defined benefit plans and other post-retirement plan assets, obligations, net costs, and cash flows. We have adopted the new disclosure requirements as of December 31, 2003 (see note 25 to our consolidated financial statements).

Liquidity and Capital Resources

  Cash Flow Analysis

     Our primary source of liquidity is cash generated from operations. Net cash provided by operating activities was Euro 7,173 million in 2003, as compared to Euro 4,793 million in 2002. The increase of Euro 2,380 million, or 49.7%, was primarily attributable to the Euro 1,852 million increase in operating income and a decrease of Euro 1,374 million in income taxes paid (net of payments related to certain non-recurring income tax items which had an impact on our cash used in financing activities, as explained below), reflecting the fact that tax advances are determined on the basis of taxes due in the previous year. The positive impact of these factors was partially offset by a Euro 813 million decrease in the cash effect of changes in net current assets, which had a negative cash effect of Euro 370 million in 2003, as compared to a positive cash effect of Euro 443 million in 2002, primarily due to payments to suppliers made in 2003 for services provided in 2002.

     Cash used in investing activities was Euro 5,579 million in 2003, as compared to Euro 7,984 million in 2002. The decrease of Euro 2,405 million, or 30.1%, was primarily due to a Euro 1,748 million decrease in capital expenditures related to our digital meter project, the development of our telecommunications network and the conversion of some of our power plants to combined-cycle technology. The decrease also reflected a Euro 740 million decline in aggregate acquisition expenditures which totaled Euro 1,638 million in 2003 and principally comprised our payment of Euro 1,389 million for the acquisition of France Télécom’s stake in WIND and Euro 168 million for the acquisition of a controlling stake in Uniòn Fenosa Energias Especiales (now Enel Union Fenosa Renovables), whereas in 2002 we spent a total of Euro 2,378 million, primarily for the acquisition of Viesgo and Camuzzi Gazometri. Cash generated from disposals of businesses and fixed assets of Euro 884 million consisted primarily of the Euro 477 million that we received in 2003 for the disposal of Interpower (in addition to the Euro 55 million advance we had received in 2002), and the Euro 240 million (Euro 550 million in 2002) we received for the sale of certain municipal distribution networks.

     Cash used in financing activities was Euro 2,426 million in 2003, as compared to Euro 774 million in 2002. The increase of Euro 1,652 million in cash used in financing activities reflected primarily a Euro 2,056 million negative cash effect from changes in short term debt (as compared to a positive cash effect of Euro 924 million in 2002) as a result of the reallocation of our debt portfolio from short-term to long-term debt in order to lengthen the average residual life of our net indebtedness. The overall increase also reflected a Euro 321 million increase in repayments of long-term debt. The negative impact of these factors was partially offset by the fact that the increase in our long-term debt was Euro 3,419 million in 2003 (Euro 1,008 million higher than the Euro 2,411 million increase in 2002), the fact that in 2003 no extraordinary contributions to the electricity industry pension fund were due following the suppression of this fund (payments of these contributions were of Euro 611 million in 2002), and a Euro 37 million decrease in payments related to a 19% substitute tax on the release of reserves for deferred taxes (see “—Results of Operations—2002 compared with 2001— Income taxes” for a discussion of this substitute tax) and to the tax amnesty. Payment of dividends of Euro 2,183 million were in line with 2002 (when they were also Euro 2,183 million). You should read note 23 to our financial statements for a discussion of the cash-flow treatment of these non-recurring income tax payments under U.S. GAAP.

     We met our cash requirements for our investing activities and financing activities primarily through cash generated from operations.

  Capital resources

     We manage our financing requirements through our centralized treasury department. Most of the financing transactions of our divisions are centralized and netted at the Group level in order to reduce our overall debt and interest expense. As a general rule, external financing is incurred at the parent company level (either directly by Enel S.p.A. or a treasury vehicle) in the form of bonds and other debt securities, bank loans and lines of credit. Enel S.p.A. then makes cash available to Group companies on an as needed basis through intercompany loans or current-account arrangements. In limited circumstances, financings are undertaken directly by our subsidiaries, including financing provided to WIND before we became its sole shareholder, and subsidized loans granted by the European Investment Bank to our operating subsidiaries to finance a specific project. We also issue bonds and commercial paper through Enel Investment Holding BV, a treasury vehicle. The principal goals of our treasury operations are to maximize financing efficiency and minimize structural subordination issues that would arise if significant external debt was held at the operating subsidiary level, as well as optimizing cash flows for all the companies of the Group on a daily basis.

     At December 31, 2003, our outstanding long-term debt, including current maturities, was Euro 22,016 million, as compared to Euro 18,292 million at December 31, 2002. The increase of Euro 3,724 million, or 20.4%, reflected the reallocation of our debt portfolio from short-term to long-term debt, in order to lengthen the average residual life of our net indebtedness and was primarily attributable to new loans for a total principal amount of Euro 2,482 million (including a total of Euro 1,430 million of new 36 month revolving credit lines, a Euro 500 million loan extended by the European Investment Bank to Enel Distribuzione, and a total of Euro 396 million draw down by WIND from two syndicated credit facilities), the issue of two fixed rate bonds for a total principal amount of Euro 1,500 million, and the issue of ten series of debt securities through private placements by Enel Investment Holding BV for a total principal amount of Euro 838 million. Also contributing to the increase was Euro 165 million of long-term debt that Uniòn Fenosa had when we acquired our stake in this company. Repayments during the year totaling Euro 1,350 million, primarily comprised of payments at scheduled maturities, reduced the amount of the overall increase in outstanding long-term debt. You should read note 10 to our consolidated financial statements for a further discussion of our long-term and short-term debt.

     At December 31, 2003, our outstanding short-term debt was Euro 4,632 million, as compared to Euro 7,251 million at December 31, 2002. The decrease of Euro 2,619 million, or 36.1%, reflected a decrease of Euro 2,216 million in funds drawn on our revolving credit lines and repayments of eighteen-month financing for a total amount of Euro 700 million, partially offset by a Euro 280 million increase in the amount of other short-term financings. The outstanding amount of commercial paper slightly increased by Euro 13 million.

     At December 31, 2003, our net financial indebtedness, which we calculate on the basis of our long-term debt (including current maturities) and short-term debt, less cash at banks and marketable securities, factoring receivables and finance receivables, was Euro 24,174 million, comprising a net long-term debt of Euro 20,488 million (including current maturities) and a net short-term debt of Euro 3,686 million. The decrease in net financial indebtedness of Euro 293 million, or 1.2%, as compared to Euro 24,467 million at December 31, 2002, reflected a Euro 2,489 million decrease in our net outstanding short-term debt, and a Euro 2,196 million increase in our net outstanding long-term debt.

     Although net financial indebtedness is a non-GAAP measure, it is widely used by Italian financial institutions and securities analysts to assess a company’s liquidity and the adequacy of its financial structure. We therefore believe it is useful to provide this information to investors together with, and not in lieu of, the analysis of our outstanding debt under Italian GAAP provided above. The following table details our net financial indebtedness as at December 31, 2002 and 2003, and provides a reconciliation of this non-GAAP measure to “cash at banks and marketable securities” the most directly comparable GAAP measure appearing in our consolidated statements of cash flows. The parenthetical references to notes following particular line items in the table are to the specific notes to our consolidated financial statements included in Item 18 where these line items are presented in greater detail.

	2002	2003
	(in millions of euro)
	At December 31,
Cash at banks and marketable securities (note 2)	(400)	(452)
Factoring receivables (note 4)	(676)	(487)
Other finance receivables	—	(7)
	(1,076)	(946)
Short-term debt (note 10):
Bank loans
—18-month loans	700	—
—Use of revolving credit lines	3,388	1,172
—Other short-term bank debt	1,719	1,999
Total bank loans	5,807	3,171
Commercial paper	1,444	1,457
Other short-term financial loans	—	4
Total short-term debt	7,251	4,632
Net short-term debt	6,175	3,686
Long-term debt (including current maturities) (note 10):
Bank loans	10,401	11,951
Bonds	7,543	9,899
Other loans	348	166
Total Long-Term Debt (including current maturities)	18,292	22,016
Medium- and long-term guarantee deposits	—	(1,528)
Net Long-Term Debt (including current maturities)	18,292	20,488
Net Financial Indebtedness	24,467	24,174

     We maintain committed lines of credit for Euro 4,980 million (Euro 2,378 million of which were unused as of December 31, 2003) and uncommitted lines of credit and other short-term borrowing agreements with banks in Italy with maximum borrowing limits aggregating approximately Euro 3,064 million as of December 31, 2003 (Euro 1,065 million of which were unused as of that date). In 2003, a Euro 5,000 million revolving credit line that had been extended in November 2001 expired and, in December, 2003, we entered into a new revolving credit line for Euro 3,000 million, of which Euro 1,000 million were used in 2003 and expire in one year and Euro 2,000 million were unused and expire in five years. Under this Euro 3,000 million revolving credit facility the availability of funds is conditioned upon the maintenance of certain ratios of net financial indebtedness to capitalization. The weighted average interest rate on our short-term borrowings was approximately 2.24% as of December 31, 2003. We believe that our bank facilities, together with our portfolio of cash and cash equivalents, are sufficient to meet our present working capital needs.

     At December 31, 2003, only 3.0% of our long-term debt (including current maturities) was denominated in currencies other than the euro, including the equivalent of Euro 408 million of long-term debt which relates to our operating subsidiaries in North America and Central and South America, that is primarily denominated in Brazilian reals and U.S. dollars. At the same date, 7.1% of our long-term debt was guaranteed as to principal and interest by the Italian government. At December 31, 2003, 64.0% of our long-term debt bore interest at floating rates and 36.0% bore interest at fixed rates. To improve our mix of floating and fixed-rate obligations, we have entered into certain interest rate hedging transactions, particularly interest rate swaps, swaptions and collars. Taking these hedging positions into account, we have estimated that we are exposed to interest rate fluctuations with respect to approximately 33.7% of our outstanding long-term debt. You should read “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Price Risk Management and Market Risk Information” for a more detailed discussion of our hedging policies. Without giving effect to these arrangements, we estimate that the weighted average interest rate on our outstanding long-term debt as of December 31, 2003 was approximately 4.1%, as compared to approximately 4.6% as of December 31, 2002.

     In 2001, WIND entered into two syndicated credit facilities for a total amount of Euro 7,000 million. Under these facilities, the availability of funds and changes in applicable interest rates are conditioned upon the maintenance by WIND of its total net debt below certain levels and of certain ratios of total net debt to EBITDA, and EBITDA to debt service. As of December 31, 2003, Euro 6,261 million were outstanding under these facilities. In 2003, we renegotiated one of these facilities, with an amount of Euro 1,500 million, that had originally been extended to Infostrada before it was merged into WIND, through the assignment of the facility from the original lenders to a primary Italian bank that agreed to provide financing at a lower interest rate against a guarantee deposit of the outstanding amount of the facility provided by Enel S.p.A. Enel receives interest on such deposit at the same rate applicable to the facility net of a fee paid to the bank.

     In 2003, we increased the maximum aggregate authorized amount of our Euro medium-term note program that may be outstanding at one time to Euro 10,000 million from Euro 7,500 million. The terms of this program, allow both Enel S.p.A. and our finance subsidiary Enel Investment Holding BV (with the guarantee of Enel S.p.A.) to issue bonds to retail investors outside of the United States and to institutional investors (including qualified institutional buyers in the United States). In 2000, Enel S.p.A. issued Euro 750 million of 5.875% fixed rate five year bonds. In 2001 Enel Investment Holding BV issued Euro 2,000 million of 5% fixed rate three-year bonds, and, in 2002, Enel S.p.A. issued 11 series of Euro-denominated bonds with an aggregate principal amount of Euro 617 million and three Japanese yen-denominated series of bonds with an aggregate principal amount equivalent to Euro 118 million at the date of issue. In 2003, Enel Investment Holding BV issued nine series of Euro-denominated bonds with an aggregate principal amount of Euro 780 million, and one series of British pound-denominated bonds with a principal amount of British pounds 40 million (equivalent to Euro 58 million at the date of issue) Finally, in June 2003, Enel S.p.A. issued Euro 750 million of 4.75% fixed rate fifteen-year bonds and Euro 750 million of 4.25% fixed rate ten-year bonds. As of December 31, 2003, an aggregate of Euro 5,823 million in notes was outstanding under our Euro medium-term note program. The currency risk relating to the placement of the Japanese yen-denominated bonds and the British pound-denominated bonds has been hedged through currency swaps entered into at the date of the issue. You should read “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Price Risk Management and Market Risk Information” for a more detailed discussion of our hedging policies. You should see note 10 to our financial statements for additional information about our debt securities including maturities.

     In May 2004, Enel S.p.A. issued an additional Euro 750 million of 4.125% fixed rate seven-year bonds and Euro 750 million of 5.25 % fixed rate twenty-year bonds under the program.

     In 2003, Enel Distribuzione entered into a 15-year floating-rate Euro 500 million loan with the European Investment Bank. The loan is secured by bank guarantees and its proceeds are being used to finance capital expenditures related to our digital meter project and to technological improvements in services provided to customers. As of December 31, 2003, an aggregate of Euro 500 million was outstanding under this loan.

     At December 31, 2003, a total of Euro 1,457 million was outstanding on commercial paper issued by our subsidiary Enel Investment Holding BV with the guarantee of Enel S.p.A., as part of a multi-currency program with an aggregate authorized amount that, in 2004, was increased from Euro 1,500 million to Euro 2,500 million. Of this outstanding amount, Euro 973 million was denominated in Euro, Euro 309 million was denominated in U.S. dollars, Euro 69 million in Japanese yen, Euro 62 million in Swiss francs, and Euro 44 million in British pounds. We entered into currency swaps to hedge foreign exchange risk in connection with the portion of this debt denominated in currency other than the Euro.

     Our borrowing requirements are not seasonal.

     We use short-term borrowing facilities in order to finance our working capital needs, aiming at ensuring flexible and cost-effective financing for all companies of the Group.

     The following table shows the ratings of our short-term debt and long-term debt according to Standard & Poor’s and Moody’s Investors Service at June 22, 2004.

Rating Agency	Long-term debt	Short-term debt	Outlook
Standard & Poor’s	A +	A-1	Stable

Moody’s Investors Service	A1	P-1	Negative

  Future Liquidity and Capital Resources

     The Group has adopted formal policies and decision making processes aimed at optimizing the Group’s overall financial situation and its allocation of financial resources, cash management processes and financial risk management, as well as ensuring sustainable levels of indebtedness.

     We expect that cash flow from operations and cash received from divestitures will continue to be the primary source of fund for our capital expenditures and working capital requirements in 2004. We believe that our cash flow and available liquid funds and credit lines will be sufficient to meet our anticipated cash needs.

     We expect that the following transactions have had or are likely to have a significant effect on our liquidity and capital resources in 2004:

•

our receipt of proceeds from the initial public offering of shares representing 50% of the share-capital of Terna through a public offering in Italy and a private placement abroad that generated net proceeds of Euro 1,700 million;

•	an additional dividend of between Euro 0.30 and Euro 0.36 per share that we intend to pay to our shareholders based on the results of the public offering of Terna shares; and

•	the disposal of Newreal for a total consideration of approximately Euro 1,400 million.

Off-Balance Sheet Arrangements

     We do not engage in the use of special purpose entities for off-balance sheet financing or any other purpose which results or may result in material assets or liabilities not being reflected in our consolidated financial statements. We do use certain off-balance sheet arrangements with unconsolidated third parties in the ordinary course of business, including indemnification agreements, financial guarantees, the sale of receivables and other arrangements under which we have or may have continuing obligations. Our arrangements in each of these categories are described in more detail below.

     Indemnities. A number of the agreements governing our divestiture of former subsidiaries and operations include indemnification clauses and other guarantees, with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These indemnities primarily relate to potential liabilities, generally for a limited period of time, arising from contingent liabilities in existence at the time of the sale, as well as covering potential breaches of the representations and warranties provided in the contracts and, in certain instances, environmental or tax matters. As of December 31, 2003, our maximum potential obligations with respect to these indemnities were approximately Euro 1 billion, essentially unchanged from those at year-end 2002. However, we have not been informed of a claim under any of these indemnities and believe that the possibility that any such claim would be made and prove successful is remote.

     Other Guarantees. Our obligations under other guarantees primarily include those arising from purchase agreements under which we are obligated to pay additional consideration upon the occurrence of certain contingencies. These warranty obligations primarily relate to our obligation to transfer to France Télécom a portion of the difference between the cash price we paid to purchase its 26.6% stake in WIND and the higher price, if any, we would receive in the event we were to sell shares of WIND before December 2004. It is not possible to reliably estimate the maximum amount of this obligation as it would depend upon the price at which we could sell WIND shares.

     Variable Interest Entities. In 2004, in connection with our implementation for U.S. GAAP purposes of FIN 46 (see “—U.S. GAAP Reconciliation—New U.S. GAAP accounting standards”), we determined that an entity created in connection with the securitization by WIND of its trade receivables qualifies as a variable interest entity and therefore consolidated this entity for U.S. GAAP purposes effective January 1, 2004. Our maximum exposure, as of December 31, 2003, amounts to the carrying value of the notes issued by the securitiziation vehicle, equal to Euro 149 million. You should read note 4 and note 23 to our consolidated financial statements for additional details on this transaction and the related accounting treatment under Italian and U.S. GAAP.

     Financial guarantees. Our off-balance sheet financial guarantees require us to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees include arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against us, as well as indirect obligations, under which we have agreed to provide the funds necessary for another party to satisfy an obligation. At December 31, 2003, we had granted guarantees totaling Euro 17 million (Euro 14 million at December 31, 2002) comprising guarantees in favor of CESI S.p.A. and Elcogas S.A., two unconsolidated companies in which we have an equity interest. You should read note 23 to our consolidated financial statements for additional details on these guarantees and the related accounting treatment under U.S. GAAP.

     Derivative instruments. We do not hold or issue derivative financial instruments for trading purposes. We enter into derivative contracts to hedge our exposure to foreign exchange risk, interest rate risk and commodity price risk. Please refer to “Item 11. Quantitative and Qualitative Disclosure About Market Risk—Price Risk Management and Market Risk Information” for information on these derivative contracts.

     Nuclear liability. We remain liable for any damage caused by a nuclear accident related to certain nuclear assets we owned occurred before the transfer of these assets in November 2000. Please see “Item 4. Information on the Company—Regulatory Matters—Environmental Matters—Discontinued nuclear operations—Nuclear liability” for a discussion of this potential liability and its maximum amount.

Contractual Obligations and Commitments

  Contractual obligations

     The following table sets forth, as of December 31, 2003, the contractual obligations of the Group with definitive payment terms which will require significant cash outlays in the future:

	Payments due by period
		Less than			More than
Contractual obligations	Total	1 year	1-3 years	3-5 years	5 years
	(in millions of euro)
Long-term debt (including current maturities)	22,036	4,016	3,884	3,398	10,738
Capital (Finance) Lease Obligations*
Operating leases	1,550	269	631	650
Purchase obligations	33,342	4,292	4,782	4,487	19,781
Other long-term obligations	317	203	114

Total	57,245	8,780	9,411	8,535	30,519

     *We do not have capital (finance) lease obligations. In accordance with Italian GAAP, if we had any capital (finance) lease obligations, we would not account separately for them, but rather would report such obligations as part of our operating leases.

     Long-term debt (including current maturities). The amounts reported above under “Long-term debt (including current maturities)” relate to our repayment obligations under outstanding long-term debt including the portion of our long-term debt with maturities lower than twelve months. For a more detailed discussion of our long-term debt, please see “—Liquidity and Capital Resources—Capital resources”. We expect that our expenditures related to these commitments will approximate an aggregate of Euro 11,298 million for the period from January 1, 2004 through December 31, 2008.

     Operating leases. The amounts reported above under “Operating leases” include the minimal rental and payment commitments due under such leases. We expect that our expenditures related to these commitments will approximate an aggregate of Euro 1,550 million for the period from January 1, 2004 through December 31, 2008.

     Purchase obligations. The amounts reported above under “Purchase obligations” include amounts related to the following purchase obligations:

•

Commitments to suppliers of fuel. We have entered into various fuel supply contracts primarily for the purchase of fuel oil and natural gas for a total amount of Euro 29,185 million. Our aggregate expenditures related to these commitments are expected to total Euro 10,467 million for the period from January 1, 2004 through December 31, 2008. Please see “Item 4. Information on the Company—The Enel Group—Generation and Energy Management—Fuel” for information about our purchases of fuel.

•

Commitments to suppliers of electricity. We also have unconditional purchase obligations for electric power for a total amount of Euro 3,644 million. Our aggregate expenditures related to these commitments are expected to total Euro 2,747 million for the period from January 1, 2004 through December 31, 2008. Please see “Item 4. Information on the Company—The Enel Group—Generation and Energy Management—Purchased power” for information about our purchases of electricity.

•

Payable to Ferrovie dello Stato for the lease of Telecommunications Network rights of way. WIND is required to make payments to Ferrovie dello Stato (the Italian state railway company) of Euro 260 million under an agreement that was entered into by Infostrada in 1998 (before it was merged in WIND), for the use of the fiber optic network owned by Ferrovie dello Stato. Our aggregate expenditures related to these commitments are expected to total Euro 167 million for the period from January 1, 2004 through December 31, 2008.

•

Payable to Treasury Ministry for UMTS license. WIND is required to pay to the Treasury Ministry Euro an additional 253 million over the next eight years in connection with the purchase of its UMTS license (for which Euro 2,174 million has already been paid). Euro 180 million of this additional purchase obligation relates to expenditures for the period from January 1, 2004 through December 31, 2008. The UMTS license became effective January 1, 2002 and expires on December 31, 2022. For additional information on our UMTS license, please refer to “Item 4. Information on the Company—Business—The Enel Group—Telecommunications—Network infrastructure and licenses”.

     Other long-term obligations. The amounts reported above under “Other long-term obligations” include the following amounts:

•

Substitute tax due on restated value of assets. We are required to pay 19% substitute tax due on the increase in value of certain assets amortized on a tax acceleration basis. Please refer to “Results of Operations—2003 compared with 2002—Income taxes” for a discussion of this tax regime. Our aggregate expenditures related to these commitments are expected to total Euro 228 million in the period covered by the table above (Euro 114 million in 2005 and Euro 114 million in 2006).

•

Substitute tax due upon the release of accelerated depreciation reserves. We are also required to pay a 19% substitute tax levied on the released portion of our accelerated depreciation reserves. Please refer to “Results of Operations—2002 compared with 2001—Income taxes” for a discussion of this tax regime. Our aggregate expenditures related to these commitments are expected to total Euro 89 million in the period covered by the table above (of which 100% relates to 2004).

  Commitments

     Although the actual amount of our capital expenditures in future periods will depend on various factors that cannot presently be foreseen, we expect to make capital expenditures and financial investments of approximately Euro 18,940 million in the period from 2004 to 2008.

     Our planned capital expenditures include:

•	Approximately Euro 4,451 million in our generation businesses, including those scheduled to be made by Enel Green Power;

•	Approximately Euro 1,134 million in our transmission business;

•	Approximately Euro 3,503 million in our telecommunications business;

•	Approximately Euro 6,775 million in our electricity distribution business, including approximately Euro 1,200 million for our remote metering project;

•	Approximately Euro 410 million in our gas distribution business;

•	Approximately Euro 1,989 million in our international operation businesses, including those scheduled to be made by Viesgo; and

•	Approximately Euro 678 million in our information technology, real estate and research and development activities.

     We have made significant capital investments in developing our telecommunications business. We have supported WIND with aggregate equity contributions of approximately Euro 979 million, as well with providing credit support for the refinancing of Euro 1,500 million in debt noted above. WIND will be required to make substantial investments during the next several years in order to build out its UMTS network and develop related services and products, in addition to paying Euro 253 million in respect of its license by the end of 2010. However, we expect that WIND will achieve its financial independence by the end of 2004 and, accordingly, we do not expect to be required to invest significant amounts in WIND or otherwise provide additional support to WIND after such date. We incurred a substantial amount of debt and made significant expenditures in connection with WIND’s purchase of a third generation UMTS mobile license and our acquisition of Infostrada. You should read “Item 4. Information on the Company—Business—Telecommunications—Infrastructure and licenses”.

Trend Information

     Please refer to “—Overview” and “—Outlook” for information relating to recent trends in our production, sales, costs and selling prices, as well as events that are reasonably likely to have a material effect on our net sales, operating income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please refer to “—Contractual Obligations and Commitments” for a discussion of our future capital expenditures.

Process of Transition to International Financial Reporting Standards

     Following the coming into force of European Regulation No. 1606 dated July 2002, we and other EU companies whose securities are traded on regulated markets in the EU are required to adopt international financial reporting standards (“IFRS”) (known as international accounting standards, or IAS, until May 2002) in the preparation of our 2005 consolidated financial statements. Standards introduced prior to the renaming of IAS as IFRS are still referred to as IAS; we refer to the combined body of IAS and IFRS standards as IFRS.

     In 2003, we established an IFRS implementation program with working groups aimed at evaluating the main differences between IFRS and Italian GAAP and the main impact of the adoption of IFRS on our processes and information systems. Based on the results of the work performed, which in accordance with guidance from the Commission of European Securities Regulators, focused on effects of the change in accounting principles on consolidated stockholders’ equity, we have determined that the following are the principal differences that will have an effect on that measure as restated in accordance with IFRS as at January 1, 2004, and on our future financial results.

     General principles. The adoption of the new body of accounting standards will involve a reassessment not only of the accounting valuation criteria we use, but also of the format of our financial statements and the contents of the related notes. As regards the principles of recognition and measurement of financial statement components, the most significant changes relate to the following:

•

replacement of the principle of the transfer of risks and benefits in respect of the recording and reversal of certain transactions at the time of transfer of ownership, IFRS giving prevalence to the substance of the transaction over its legal form; and

•

the use under IFRS of alternative valuation criteria to historical cost (where expressly required), such as fair value (particularly for financial instruments) and present value (for medium-long term reserves).

     Intangible fixed assets. In contrast to practice under Italian GAAP, IAS 38 requires that the majority of start-up and expansion costs and advertising costs are recorded in the statement of operations when they are incurred. Changes to IAS 38 have introduced the concept of intangible fixed assets with an indefinite useful life which, accordingly, will no longer be subject to amortization. This principle also extends to goodwill deriving from business combinations. These intangible fixed assets are to be subjected to annual impairment tests on the smallest group of assets that generates cash inflows that are largely independent of other cash inflows (a “cash generating unit”), comparing the carrying amount to the related market value or “value in use”.

     Financial instruments. IAS 32 and 39 require companies to classify financial instruments, as a function of their destination, in different categories than those used under Italian GAAP. The basis of recognition, measurement and valuation of financial instruments will derive from these classifications and, accordingly, in certain cases could differ substantially from that under the current regime. In addition, under these standards, derivative financial instruments are also treated as financial assets and liabilities that must be recorded in the balance sheet, whereas Italian accounting principles provide that they be recorded in the memorandum accounts, with only certain specified circumstances in which they are to be recorded in the balance sheet. The overall effect of the adoption of these standards could vary depending on the way in which they are introduced into European law and the likelihood the International Accounting Standards Board, or IASB, will make additional changes to the standards. However, at present we expect that different accounting treatment of receivables and bills discounting transactions could have potentially significant effects on our calculation of total financial liabilities.

     Employee benefits. IAS 19 sets out the method of accounting for employee benefits. In particular, with regard to post-employment defined benefit programs, IAS 19 requires that the obligation accrued to the balance sheet date be projected into the future, in order to estimate the amount to be paid upon termination of employment, and subsequent determination of the present value in accordance with a specific actuarial method (called the “Project Unit Credit Method”).

     Provisions for risks and charges. In accordance with IAS 37, provisions for risks and charges are recorded only when there is a present obligation, as a result of a past event, which may be legal, contractual or derive from a company’s declarations or actions that result in valid expectations by the parties involved (constructive obligations). Certain provisions that we currently record in accordance with the Italian GAAP, may not be recognized under the conditions set forth under IAS. Furthermore, in accordance with IAS 37, accruals are recorded at the value represented by the best estimate of the amount that a company would pay to settle the obligation and, where the effect of the time value of money is material, the estimated cost is to be discounted to present value, a technique not contemplated by current Italian GAAP.

     Consolidated financial statements. In our first financial statements prepared in accordance with IFRS, at the transition date, the principles of consolidation set forth in IAS 27 will be applied. These principles differ from those currently mandated by Italian law, particularly in respect of the consolidation of subsidiaries that carry out dissimilar activities.

Item 6. Directors, Senior Management and Employees

Directors

     Enel’s board of directors is responsible for the management of the Company’s business and has the power to take all actions consistent with the corporate purpose described in the Company’s by-laws. Enel’s board is elected for a term of up to three years. Members are eligible for re-election. The board must consist of not less than three and not more than nine members, to which it may be added a non-voting director, appointed by the Treasury Ministry according to the special powers of the Italian government provided for by Italian privatization law and Enel’s by-laws. The board was appointed on May 24, 2002 and currently consists of seven members whose three-fiscal year term is scheduled to expire in 2005. No director has been appointed by the Treasury Ministry according to its aforesaid special powers.

     The chairman and chief executive officer are Enel’s legal representatives. The chief executive officer generally has the power to represent Enel within the scope of the functions delegated to him. For specific actions or categories of actions, the power to represent the Company can be delegated by the holder of such power to one of Enel’s employees or to third parties. In December 2002, Enel’s chairman was entrusted with the duties of overseeing the Company’s audit system and participating in the preparation of the Company’s strategy, in both cases in accordance with the chief executive officer.

     The quorum for board meetings is a majority of the members in place. Resolutions are adopted by a majority of votes of those present. A board meeting may be called by the chairman on his or her own initiative, must be called upon a request of the board of statutory auditors (or at least two of its members) or upon a request for a meeting for specific purposes of two directors (or one director when the board is composed of three members).

     The board has the power to delegate certain of its powers to one of its members, and determines the powers and the functions delegated to such person. Under applicable law and the Company’s by-laws, the board may not delegate certain of its responsibilities, such as the approval of the financial statements or proposals of increases or reductions of the Company’s capital.

     In June 2002, Enel’s board of directors appointed the members of the Company’s compensation committee and internal control committee. Both committees, which were originally established in January 2000, are composed of three non-executive members. The current members of the compensation committee are Francesco Taranto, Mauro Miccio and Fernando Napolitano. The current members of the internal control committee are Piero Gnudi, Franco Morganti and Gianfranco Tosi. The compensation committee submits to the board of directors proposals for resolutions concerning the compensation of the chief executive officer and the other directors holding specific offices, as well as the resolutions concerning the determination of the compensation criteria for senior executives, on the basis of the recommendations of the chief executive officer. The internal control committee has the authority to evaluate the activity and periodic reports of both internal and external auditors, and is primarily concerned with verifying the adequacy of Enel’s internal controls system and in turn reporting to the full board of directors. We in the past have translated the name of this committee, which we established in accordance with the corporate governance code issued by Borsa Italiana S.p.A., into English as “internal audit committee,” but no longer do so to avoid confusion, as the internal control committee does not fulfill the roles of the “audit committee” for purposes of U.S. securities laws and NYSE listing standards in all respects.

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

     Paolo Scaroni. Paolo Scaroni gained executive experience in Italy and abroad with the Saint Gobain Group, a major manufacturer of glass, ceramics and other products. From 1985 to 1996, he was vice-chairman of the board of directors and chief executive officer of Techint S.p.A., an engineering and construction company. In 1996, he joined the Pilkington group, one of the world’s largest manufacturers of glass and glazing products, holding the position of chief executive officer of the parent company until May 2002. He is also currently a member of the board of directors of Marzotto S.p.A. and Alliance Unichem Plc., member of the supervisory board of ABN AMRO Bank N.V., member of the executive committee of Confindustria (the association of Italian industrialists), president of Unindustria Venezia and member of the board of the business school of Columbia University in New York. Mr. Scaroni has been the chief executive officer and direttore generale of the Company since May 2002.

     Mauro Miccio. Mauro Miccio was a member of the board of directors of Ente Cinema S.p.A. (now Cinecittà Holding S.p.A.), an Italian film production and distribution company, from 1993 to 1996. Mr. Miccio was also a member of the board of directors of RAI S.p.A. from 1994 to 1996, chairman of FERPI (the Italian public relations federation) from 1994 to 2000, chairman of the board of directors of Cinecittà Multiplex S.p.A. from 1997 to 2000, director of A.S. Roma from 1997 to 2000, president of Rugby Roma from 1999 to 2000 (becoming in 2001 president of the National Rugby League), chief executive officer of Agenzia della Moda from 1998 to 2001 and a member of the board of directors of ACEA S.p.A. (the municipal utility company of Rome) from 2000 to 2002. He is currently chief executive officer of Eur S.p.A., a member of the steering and executive committees of the Association of Industrialists in Rome and vice-president of the Italian Small Industry Association. He is also president of ICI (Corporate Communication Association). He has been a member of the Company’s board of directors since May 2002.

     Franco Morganti. Franco Morganti began his career at Olivetti S.p.A. and SGS S.p.A. (now ST Microelectronics S.p.A.), and subsequently started his own business. Since 1974, he has offered strategic consulting services in the field of telecommunications, for both the public and private sectors. He was a member of the board of directors of STET S.p.A. (now Telecom Italia S.p.A.) from 1981 to 1984, and in 1981-82 headed a task force on the reorganization of the Italian telecommunications industry established by the Italian government. From 1991 to 1997, he served as a member of the advisory committee on technology and market strategies of STET S.p.A. Mr. Morganti has also been vice-chairman of the Databank Group since 1989. From 1998 to 2000, he served as an advisor to the Italian Communications Authority. He is currently the vice president of the International Institute of Communications in London, as well as president of the ANFOV, an association of multimedia companies. He has been a member of Enel’s board of directors since December 1999, and he is also a member of WIND’s board of directors.

     Fernando Napolitano. Fernando Napolitano began his career working in the marketing department at Laben S.p.A. (an aerospace production company in the Finmeccanica Group), and subsequently worked at Procter & Gamble Italia S.p.A. In 1990, he joined the Italian office of Booz Allen Hamilton, a consulting company in the management and technology sector, where he was appointed partner and vice-president in 1998. He is currently responsible for Booz Allen Hamilton’s Italian operations and actively involved in international projects. Mr. Napolitano has been a member of the committee for surface digital television at the Ministry of Communications since 2001 and director of the European Center for Aerospace Research since July 2002. He has been a member of the Company’s board of directors since May 2002.

     Francesco Taranto. Francesco Taranto began his career with a brokerage firm in Milan, and subsequently worked (from 1965 to 1982) at Banco di Napoli S.p.A. He then held numerous managerial positions in companies operating in the mutual fund sector, becoming head of security management at Eurogest S.p.A. (from 1982 to 1984), and subsequently becoming general manager of Interbancaria Gestioni S.p.A. (from 1984 to 1987). Having moved to the Prime Group (where he worked from 1987 to 2000), he was for a long time the managing director of the group’s holding company. He is currently a member of the board of directors of Pioneer Global Asset Management S.p.A. (a company of the Unicredito Group) and Kedrios S.p.A., a company providing services to financial companies. He has also been a member of both the steering committee of Assogestioni and the corporate governance committee for listed companies created by Borsa Italiana S.p.A., the Italian stock exchange. He has been a member of the Company’s board of directors since October 2000, and he is also a member of WIND’s board of directors.

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

Senior Management

     The table below sets forth our executive officers, who are not also directors, their positions, the year they were appointed to such positions and their ages as of June 30, 2004:

				Year appointed
			Year joined	to current
Name	Age	Management position	the Group	position
Andrea Brentan	55	International Affairs	2002	2004
Alessandro Bufacchi	57	Information and Communication Technology	2000	2000
Vincenzo Cannatelli	51	Head of Sales, Infrastructure and Networks Division	1999	2002
Antonio Cardani	54	Audit	2000	2000
Salvatore Cardillo	54	Legal Affairs	2000	2000
Gianluca Comin	41	Communication	2002	2002
Fulvio Conti	56	Chief Financial Officer	1999	1999
Sandro Fontecedro	59	Head of Generation and Energy Management Division	1970	2003
Sergio Mobili	63	Head of Transmission Division	1967	2002
Tommaso Pompei	62	Head of Telecommunications Division	1996	2002
Massimo Romano	45	Regulatory and Institutional Affairs	1997	1999
Paolo Ruzzini	52	Human Resources	2003	2003
Salvatore Sardo	51	Purchasing	2003	2003
Claudio Sartorelli	59	Corporate Affairs	1970	1996
Luciana Tarozzi	60	Accounting	1965	1997

     We have briefly summarized below the principal business activities and experience of our executive officers listed above.

     Andrea Brentan. Andrea Brentan was a research assistant at New York University from 1975 to 1977 and then held various positions at GIE, an Italian power plant contractor operating worldwide, until beginning of 1991. From 1991 to 1999 he successively held the positions of chief financial officer, general manager and chief executive officer at Sae Sadelmi, a Milan-based company belonging to Sweden’s ABB Group which engages in power plant engineering procurement and construction and electrical generation equipment manufacturing and service. From 2000 to 2002, he was the head of the worldwide steam power plant business at Alstom, based in Paris. He joined Enel in November 2002 as head of International Operations and Business Development of our Generation and Energy Management division. He is currently head of the International Department at Enel S.p.A.

     Alessandro Bufacchi. Alessandro Bufacchi held several positions in a number of Italian computer companies, including Ing. Olivetti & C., where he served as Vice-President Marketing of Enterprise Computer Division from 1993 to 1996, Wang Global Italia, where he served as head of the New Business Development department from 1998 to 1999 and Getronics S.p.A., where he served as head of the Enterprise Systems Division in 1999. He joined the Enel Group in 2000. He has been head of Enel’s e-business development department since May 2000, head of operations of Enel.it since April 2003 as well as of the Business & Telecommunications development department since April 2004. He has also since May 2004 been head of the Company’s Information and Communication Technology department.

     Vincenzo Cannatelli. Vincenzo Cannatelli in the 1980s worked at STET, an Italian telecommunications holding company, in Planning and Control. In 1987, he became General Manager of Elsag S.p.A, of the Finmeccanica Group. He subsequently served as Managing Director of Elsag Bailey Process Automation. He joined the Enel Group in 1999 as Managing Director of the Gencos. In 2001, he became the Chief Executive Officer of Enel Distribuzione, and in July 2002, he was appointed Chief Operating Officer of each of the two business units in the Sales, Infrastructure and Network Division. He currently is the Chairman of Enel Distribuzione, Enel Gas, Enel Distribuzione Gas, Enel Rete Gas, Enel Sole, Enel.si and Enel Energia.

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

     Gianluca Comin. Gianluca Comin served as head of the public relations department and communications department at Montedison S.p.A. from 1999 to 2001. He also served as head of the communications department at Telecom Italia S.p.A. from September 2001 to June 2002. He worked as a journalist at “Il Gazzettino”, an Italian newspaper, from 1987 to 1999. He is also a member of the board of directors of Syremont S.p.A., a company in the Montedison Group. In July 2002, he joined Enel as head of the Communication department, which is the position he still holds.

     Fulvio Conti. Fulvio Conti held numerous positions in a number of Italian companies during the 1990s. He served from 1993 to 1996 as head of the Montedison-Compart Group’s Finance department. He served from 1996 to 1998 as Chief Financial Officer and General Manager of Ferrovie dello Stato S.p.A. He held the position of General Manager and Chief Financial Officer of Telecom Italia S.p.A., where he also held a number of position in the Group companies in 1998 and 1999. He joined Enel in 1999 and he is currently Enel’s Chief Financial Officer, Chairman of Terna and director of a number of our group companies, including Enel Distribuzione, Enel Trade, Enelpower, Enel Produzione and WIND.

     Sandro Fontecedro. Sandro Fontecedro joined Enel in 1970 in the engineering department. In 1979, he became head of maintenance services for thermal generation until 1985, when he became manager of the Torrevaldaliga Nord thermal power plant. In 1991, he became manager of a group of power plants, until 1997, when he assumed responsibility for a regional unit comprising several plants. He served as head of thermal and renewables generation from 2000 to 2003, when he was appointed Chief Operating Officer for the Generation and Energy Management division.

     Sergio Mobili. Sergio Mobili began his career at Enel in 1967. He has held a number of positions within our Distribution Division, including heading the regional distribution departments in two Italian regions (Lombardy and the Veneto). He was appointed director of Enel’s Transmission division in 1999, becoming Managing Director of Terna since its incorporation in 1999.

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

     Massimo Romano. Massimo Romano served as head of the Public Affairs department of the Ilva Group from 1990 to 1994 and as head of the External Relations department of the Lucchini Group from 1994 to 1997. He joined Enel in 1997, as head of the public affairs department. In 1999 he became head of Enel’s Regulatory and Institutional affairs department, which is the position he still holds. He is also member of the board of directors of Terna and Enel.Hydro and of the board of the Energy and Environmental Political and Economical Institute, at the Luigi Bocconi University. He is also the senior advisor to the task force set by the Foreign Affairs Ministry for the internationalization of the Italian production system.

     Paolo Ruzzini. From 1992 to 1995, he was head of human resources for the Olivetti Group. In 1996, he became director of the Solutions division first at Olivetti Sistemi e Servizi and then at Olivetti Solutions (Olsy). In 1998, with the acquisition of Olsy by Wang Laboratories, he became director of the Solutions Integration Olivetti Wang Global business line. Before joining Enel in July 2003 as Director of Human Resources for the Group, he was managing director of Getronics Italia S.p.A. He is also currently a member of the board of directors of Terna.

     Salvatore Sardo. Salvatore Sardo served from 1992 to 1997 as head of Planning and Control department of Stet S.p.A. After the merger of Stet into Telecom Italia in 1997, he became head of the Accounting and Control of Telecom Italia. He served as chairman of Seat Pagine Gialle S.p.A. from 1998 to 2001. He served as head of Real Estate and General Services department and held numerous positions in several companies of Telecom Italia Group from 1999 to January 2003. He joined Enel in February 2003 and he currently serves as head of Enel’s Purchasing department, as a member of the board of directors of Terna and as chief executive officer of the real estate companies of the Enel Group.

     Claudio Sartorelli. Claudio Sartorelli joined Enel in 1970. Since then he has held a number of positions. He was General Counsel from 1996 to 2000. He has been head of Enel’s Corporate Affairs department since 1996 and he currently serves as secretary of Enel’s board of directors.

     Luciana Tarozzi. Luciana Tarozzi joined Enel in 1965. Since then she has held a number of positions. She was head of Enel’s Control and Reporting department from 1996 to 1997, and became head of Enel’s Accounting department in 1997, which is the position she still holds. She is currently also a director of Enelpower, Enel Distribuzione and Enel Produzione.

Board of Statutory Auditors

     Pursuant to the Italian civil code, in addition to electing the board of directors, Enel’s shareholders also elect a board of statutory auditors.

     Statutory auditors remain in office for a three-fiscal year term and may be re-elected for consecutive terms or substituted automatically by an alternate auditor if they resign or are unable to complete their term. Statutory auditors may be removed only for cause and with the approval of an Italian court.

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

     Enel’s former board of statutory auditors was appointed in May 2001. The term of its members expired in May 2004. At that time, new members (whose term will expire in 2007) were appointed by the shareholders. The names of the former and current members, their positions and the year during which each was initially appointed are set forth in the following table.

		Year initially
Name	Position	appointed
Former members of the board of statutory auditors
Bruno De Leo	Chairman	1992
Gustavo Minervini	Auditor	1992
Franco Fontana	Auditor	2001
Roberto Ulissi	Alternate Auditor	2001
Francesco Bilotti	Alternate Auditor	1995
Current members of the board of statutory auditors
Angelo Provasoli	Chairman	2004
Carlo Conte	Auditor	2004
Franco Fontana	Auditor	2001
Giancarlo Giordano	Alternate Auditor	2004
Paolo Sbordoni	Alternate Auditor	2004

     In addition, under Italian securities regulations, the Company’s accounts must be audited by external auditors appointed by the shareholders. The appointment is communicated to the Commissione Nazionale per le Società e la Borsa, or CONSOB. As of the fiscal year 2003, the Company’s external auditors for both consolidated and non-consolidated accounts are KPMG S.p.A. Under Italian securities laws, listed companies may not appoint the same auditors for more than three consecutive three-fiscal year terms. The external auditors issue an opinion that the Company’s financial statements are presented fairly in all material respects. Their opinion is made available to the Company’s shareholders prior to the annual shareholders meeting.

Executive Compensation

     Applicable Italian regulations (Article 78 of CONSOB Regulation No. 11971, issued on May 14, 1999) require Enel to disclose in the Company’s financial statements the following information regarding the compensation for 2003 of each of the directors and statutory auditors who served in such year. The following amounts include compensation paid to such persons by Enel’s subsidiaries.

			Bonuses and other		Non- Monetary
Name	Positions(s) held	Base compensation	incentives		Benefits			Other compensation
	Fees (in euro)
Current Directors
Piero Gnudi	Chairman	648,005		(1)		12,184	(2)
Paolo Scaroni	Managing Director and direttore generale	705,165	512,000	(3)	66,537	(2)		620,519	(4)
Mauro Miccio	Director	102,071
Franco Morganti	Director	100,005						73,761	(5)
Fernando Napolitano	Director	102,071
Francesco Taranto	Director	107,071						14,123	(6)
Gianfranco Tosi	Director	99,489
Total compensation of Directors		1,863,877	512,000		78,721			708,403
Former Statutory Auditors
Bruno De Leo	Chairman	73,853
Franco Fontana	Statutory Auditor	60,426
Gustavo Minervini	Statutory Auditor	60,426
Total compensation of Statutory Auditors		194,705
Total compensation paid		2,058,582	512,000		78,721			708,403

For all positions held in group companies other than in Enel S.p.A., the compensations of Piero Gnudi and Paolo Scaroni have either been renounced by them or paid to Enel S.p.A. and included in their base compensation.

(1)	On March 29, 2004, the board of directors granted to Mr. Gnudi, as Enel’s chairman, a bonus of Euro 186,000 with respect to the achievement of certain of the Group’s results in 2003.

(2)	Insurance policies.

(3)
Compensation paid as bonus entry. In addition, on March 29, 2004 the board of directors granted Mr. Scaroni, as Enel’s chief executive officer, a bonus of Euro 490,000, with respect to the achievement of certain Group’s results in 2003.

(4)
Compensation paid as direttore generale. In addition, on March 29, 2004 the board of directors granted Mr. Scaroni, as Enel’s direttore generale, a bonus of Euro 308,000, with respect to the achievement of certain Group’s results in 2003.

(5)
Compensation paid for the positions held in WIND, as director (for the amount of Euro 20,274) and for a non-managerial task granted by the board of directors in his capacity as director (for the amount of Euro 53,487).

(6)	Compensation paid as a director of WIND.

     There are no service contracts entered into by Enel’s directors with the Company or any of the Company’s subsidiaries providing for benefits upon termination of employment.

     We do not disclose to the Company’s shareholders or otherwise make available public information as to the compensation of the Company’s executive officers.

     The aggregate compensation Enel and its subsidiaries paid to all of the Company’s directors, senior managers and statutory auditors identified in this annual report, excluding pension, retirement or similar benefits, for the year ended December 31, 2003 was approximately Euro 11.6 million. The aggregate amount paid or accrued for pension, retirement or similar benefits for the same directors, statutory auditors and executive officers for the year ended December 31, 2003 was approximately Euro 2.5 million.

     Paolo Scaroni, in his capacity as direttore generale, was granted:

•
In September 2002, 2,503,500 options to purchase the same number of Enel’s ordinary shares. All these options vested and, consequently, 30% of the options were exercisable starting in 2003, an additional 30% starting in 2004 and the remaining 40% starting in 2005. These options expire on December 31, 2007. The exercise price for these options is Euro 6.480. During the period between May 24, 2004 and June 11, 2004, Mr. Scaroni exercised 1,502,100 of these options and sold the resulting shares on the market;

•
In April 2003, a further 4,200,000 options to purchase the same number of Enel’s ordinary shares. All these options vested and, consequently, 30% of the options are exercisable starting from 2004, an additional 30% starting from 2005 and the remaining 40% starting from 2006. These options expire on December 31, 2008. The exercise price for these options is Euro 5.240. During the period between May 24, 2004 and June 11, 2004, Mr. Scaroni exercised 1,260,000 of these options and sold the resulting shares on the market; and

•
In March 2004, a further 2,500,000 options to purchase the same number of Enel’s ordinary shares. Subject to the satisfaction of the conditions precedent provided for in the 2004 stock option plan (see “Item 10. Additional Information#Stock Option Plan”), 15% of the options may be exercised starting from 2005, another 15% starting from 2006, an additional 30% starting from 2007 and the remaining 40% starting from 2008. These options expire on December 31, 2009. The exercise price for these options is Euro 6.242.

     Please refer to “Item 10. Additional Information—Stock Option Plan” for a complete description of the Company’s stock option plan.

Share Ownership

     The following table sets forth the number of Enel’s ordinary shares held by each of the Company’s directors and statutory auditors as of June 10, 2004:

	Number of ordinary
	shares held as of June
Name of director or statutory auditor	10, 2004
Piero Gnudi	58,524	(1)
Paolo Scaroni	21,437
Franco Morganti	787	(2)
Francesco Taranto	10,000
Angelo Provasoli	10,000	(3)
All other directors and statutory auditors	0
Total	100,748

(1)	40,000 are held by a company controlled by Mr. Gnudi and 18,262 by Mr. Gnudi’s wife.

(2)	262 are held by Mr. Morganti’s wife.

(3)	All shares are held by Mr. Provasoli’s wife.

Employees

     As of December 31, 2003, we had 64,770 employees, of whom 785 held managerial positions. The following table shows the breakdown of employees in each of our principal segments at December 31, 2003.

			Percentage of total
Division	Number of employees		number of employees
Generation and Energy Management	10,318		15.9
Sales, Infrastructure and Networks	36,424	(*)	56.2
International Operations	1,710		2.6
Transmission	2,821		4.4
Telecommunications	8,769		13.5
Other areas	4,206		6.5
Holding Company	522		0.8
Total Enel Group	64,770		100

(*)	Including employees of Enel Gas.

     In recent years, we have pursued a policy of workforce rationalization, primarily through attrition, which has resulted in a steady reduction in employment levels: the number of our employees declined by 27%, from 88,957 at December 31, 1997 to 64,770 employees at December 31, 2003.

     Based on the current retirement system available to our employees, the Company’s management estimates that the following number of employees will retire during each of the periods shown:

Estimated number of
potential retirees
2004	Not less than 1,400
2005	Not less than 2,000
2006	Not less than 1,400
2007	Not less than 1,800
2008	Not less than 1,600

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

	1998	1999	2000	2001	2002	2003
Employees (other than managers)	84,096	77,768	71,958	71,802	70,313	63,985
Managers	842	743	689	859	891	785
Total l	84,938	78,511	72,647	72,661	71,204	64,770

     Most of our non-management employees in the electricity sector are members of labor unions. The principal labor unions are the National Federation of Energy Workers, to which approximately 33% of our employees belong, the Italian Electrical Companies Federation, to which approximately 30% of our employees belong, and the Italian Union of Chemical, Electrical and Manufacturing Workers, to which approximately 9% of our employees belong. Other employees are members of smaller labor unions, none of which includes more than 2.0% of our employees.

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

     Employee compensation in the past has been almost exclusively based on the seniority and the position held by each employee. In 1999, we introduced compensation based on performance for the our senior and junior management, largely using a “management by objective” system with certain correction mechanisms to ensure that compensation does not significantly depart from market levels. This compensation method applied to approximately 80% of our management in 2003. For top managers, the variable component of compensation accounts for approximately 33% of total compensation. Salary incentives based on sales have also been introduced for account managers of certain companies of our group.

   Employee benefits

     We sponsor retirement plans that pay pension benefits as required by Italian law and our collective bargaining agreements. The costs related to these plans are expensed as the benefits vest. In addition, our employees are eligible, upon termination, for severance pay under Italian law. We accrue a reserve for these employee termination liabilities, net of applicable advances, over the employees’ service periods.

     Until the end of 1999, most of our employees were enrolled in the Electricity Fund managed by INPS, the state funded social security system, which covers pensions, disability pay and accidental death benefits. In 1999, the Italian parliament enacted a law that required the government to terminate industry specific retirement funds, such as the Electricity Fund, and to merge them into the general retirement fund for Italian workers. The Electricity Fund was terminated on January 1, 2000 and covered workers have been enrolled in the general pension fund for Italian employees. We were required to make extraordinary contributions to the general pension fund in each of 2000, 2001 and 2002 to eliminate the deficit in the Electricity Fund. We were not required to make such contributions in 2003 and 2004. The net impact of this change on our cash flow over the three-year period from 2000 to 2002 was Euro 1,940 million. This impact reflected the effect of lower payments we made to the national pension system in respect of the family benefits program, following the January 2000 reduction of 3.72 percentage points in the rate on which our payments are based. For Italian GAAP purposes, we are expensing the amounts paid in the years 2000-2002 proportionately over the twenty-year period between 2000 and 2019. However, for U.S. GAAP purposes, we expensed these amounts in 2000-2002, during the year that the contributions were due. The difference between the treatment of these payments under Italian GAAP and U.S. GAAP therefore had a significant negative effect on our U.S. GAAP results in each of those three years. See “Item 5. Operating and Financial Review and Prospects—U.S. GAAP Reconciliation”.

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

     On November 4, 2003, the Treasury Ministry announced that it had completed the settlement of the sale (announced on October 30, 2003) of 400,000,000 of Enel’s ordinary shares (or approximately 6.6% of the Company’s share capital) to Morgan Stanley & Co. International Limited for Euro 2,172.8 million. According to the announcement, the purchaser was selected by the Treasury Ministry following a competitive bidding process in which primary financial institutions had been invited to participate. The announcement also stated that the Treasury Ministry had been informed by Morgan Stanley & Co. International Limited that it had completed, on November 4, 2003, the placement of the entire amount of shares purchased with Italian and international investors.

     On December 12, 2003, the Treasury Ministry sold 627,528,282 of Enel’s ordinary shares (or approximately 10.35% of the Company’s share capital) to Cassa Depositi e Prestiti S.p.A. (a wholly-owned subsidiary of the Ministry at the time of the sale) for total consideration of approximately Euro 3,156 million. On December 30, 2003, the Treasury Ministry announced the placement of shares representing 30% of the share capital of Cassa Depositi e Prestiti to sixty-five Italian bank-foundations.

     As of May 21, 2004, the Treasury Ministry owned 3,069,635,842 of Enel’s ordinary shares, or 50.63% of the total number of outstanding ordinary shares and Cassa Depositi e Prestiti owned 627,528,282 of Enel's ordinary shares, or approximately 10.35% of the outstanding ordinary shares. As of the same date, no other entity or individual held 2% or more of the Company’s outstanding ordinary shares.

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

     The Treasury Ministry has indicated that it intends to continue to participate in the nomination and election of Enel’s Board to protect its investment as a shareholder. Under the 1994 privatization law, as recently amended by article 4, paragraph 227, of Law 350 of December 24, 2003 (the 2004 Budget Law), the Treasury Ministry has special powers, regardless of the level of its shareholding in Enel, related to:

     •     The acquisition of Enel’s shares by third parties;

     •     Shareholders’ agreements;

     •     Major corporate changes; and

     •     Appointment of one non-voting director.

     In addition, the privatization law provides that Enel’s by-laws may include:

     •      Special rules concerning appointments of directors and statutory auditors in order to ensure that minority shareholders are represented; and

     •      Limitations on the maximum number of shares that a shareholder, or group of shareholders, other than the Treasury Ministry (or other entities controlled by the State), may hold.

     Certain provisions of Enel’s by-laws, as well as the special powers the Treasury Ministry retains, are described in more detail in “Item 10. Additional Information—By-Laws”.

     As of June 14, 2004, 6,097,105,820 ordinary shares were outstanding. As of the same date, there were 5,659,931 ADSs (equivalent to 28,299,655 ordinary shares) held by 5 record holders (including the Depository Trust Company).

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

     Under the current regulatory framework, we enter into certain transactions with the Gestore della Rete (which is wholly owned by the Treasury Ministry, the Company’s majority shareholder). Prices and fees paid to or received from the Gestore della Rete in connection with these transactions are determined by the Energy Authority. The revenues produced from the sales of electricity to the Gestore della Rete represented approximately 3% of our revenues in 2003 and 2002. The generation companies pay to the Gestore della Rete the additional access fee to the National Transmission System. The amount of these transactions represents approximately 2% of total operating expenses in 2003 and 1% in 2002. Moreover, in 2002 the generation companies paid to the Gestore della Rete the hydroelectric surcharge, due on the hydroelectric and geothermal production from plants not falling under the CIP 6 regime. The amount of this fee represented approximately 1% of our operating expenses for the year ended December 31, 2002. The Transmission segment earns revenue from a fee per kWh transported that distributors and suppliers pay to us through the Gestore della Rete. The revenues relating to these fees represented approximately 2% of our revenues in both 2003 and 2002. The Sales, Infrastructure and Networks division purchases electricity from the Gestore della Rete and pays to the same fees for the use of the national transmission grid. The expenses relating to these prices and fees represented approximately 7% of total operating expenses in 2003 (as compared to 10% in 2002).

     We purchase fuel for our generation plants and gas for our sales and distribution activities from Eni S.p.A., an Italian oil and gas company in which the Treasury Ministry has a 20% direct interest and a 10% interest held through Cassa Depositi e Prestiti. Total purchases from Eni were approximately 8% of total operating expenses in 2003, 7% in 2002, and 10% in 2001.

     Total purchases from state-owned companies accounted for approximately 8%, 10% and 12% of our total operating expenses for each of the three years ended December 31, 2001, 2002, 2003.

     No member of the board of directors or board of statutory auditors and no executive officer (including close members of any such person’s families) nor any enterprise over which any such person is able to exercise a significant influence has had any interest in any transactions that are or were unusual in their nature or conditions or are or were material to the Company, and that were either effected since December 31, 2000 or that were effected during an earlier period and remain in any respect outstanding or unperformed. We have not provided any loans or guarantees to or for the benefit of any such person since December 31, 2000 that remain outstanding or unperformed.

     We generally provide loans to our employees, excluding executive officers, up to the amount of Euro 52,000 per employee.

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

     Our pending legal proceedings include various civil and environmental claims and disputes relating to the construction and operation of several power stations, transmission and distribution lines, and other matters that arise in the normal course of our business. We have established a reserve for litigation and other contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential loss involved. This reserve, which also includes provisions for other contingencies and uncertainties related to our operations, is included in other non-current liabilities in the consolidated balance sheets in our consolidated financial statements, and amounted to Euro 1,483 million at December 31, 2003, of which Euro 378 million related to legal proceedings.

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

     In the cases described above, the transmission and distribution lines in question are in compliance with all applicable laws. Moreover, we believe that certain of such proceedings have become moot as a result of a law enacted in March 2001, which replaced previous legislation on electromagnetic fields and introduced measures for the restructuring of the Italian electricity grid. In any event, if the outcome of the above civil cases is unfavorable to us, our potential liability would be limited mainly to damages, to the extent plaintiffs satisfied their burden of proof by demonstrating a causal connection between electromagnetic fields and the alleged damage. You should read “Item 3. Key Information—Risk Factors—Risks Relating to Our Energy Business—Our core energy business and other activities are subject to numerous environmental regulations that could significantly affect our results of operations and financial condition” and “Item 4. Information on the Company—Regulatory Matters—Environmental Matters—Electromagnetic fields” for a more detailed discussion of electromagnetic fields.

     Since 1997, several suppliers of equipment to our distribution division have brought civil actions against us claiming that we abused our market power in the Italian electricity distribution sector by imposing contractual terms and conditions on them. The plaintiffs have sought increases in the compensation paid to them under supply contracts with us. We are contesting the suppliers’ claims. The first three decisions rendered in these cases upheld our contention that civil courts lack jurisdiction to hear these cases. In 1995, the Antitrust Authority, prompted by similar claims filed by the same suppliers, issued an opinion in which it held that our conduct did not constitute an abuse of market power. Following the withdrawal of the petitions filed by several suppliers, the aggregate value of the claims currently pending against us is Euro 163 million. In January 2004, an expert appointed by the Court of Bari, where one of the proceedings was pending, confirmed the opinion issued by the Energy Authority.

     In February 2003, the public prosecutor of Milan initiated a criminal investigation of the former chief executive officer of Enelpower, a former senior executive of Enelpower, and 12 other persons for the alleged commission of certain crimes, including embezzlement, fraud, corruption, and false statements to shareholders, in connection with certain transactions carried out by Enelpower in the Middle East and Italy, including transaction with the Siemens and Alstom groups. On March 5, 2003, Enelpower was notified of the pending investigation and the possible administrative liability it may incur in relation to the alleged crimes. On June 6, 2003, the Tribunal of Milan, upon request by the public prosecutor, ordered the arrest of the former chief executive officer and the former senior executive of Enelpower on suspicion of such charges. In response to this criminal proceeding, we and our subsidiary, Enelpower, initiated legal actions against all Enelpower employees involved in the alleged offenses, aimed at protecting the interests of the Enel Group and those of our shareholders. In addition, Enelpower notified its suppliers involved in the investigation that, in the event the alleged illegal conduct should be proven, Enelpower would seek compensation for damages suffered as a result. On July 11, 2003, the former Chairman of Enel Produzione resigned after voluntarily disclosing to the public prosecutor of Milan the extent of his involvement in the alleged illegal conduct that is the subject of the prosecutor’s investigation. We and Enel Produzione intend to seek any damages caused to us by the alleged illegal conduct, should such conduct be proved as a result of the pending investigation. None of the individuals charged to date are currently employed by us. We submitted to the Court of Milan a copy of a settlement agreement between us and Siemens S.p.A. under which we will receive Euro 20 million from Siemens S.p.A. for damages to our reputation, as well as the right to renegotiate existing agreements between Siemens S.p.A. and Enel Produzione. In April 2004, the Court of Milan, as a cautionary measure, banned Siemens AG from receiving contracts from public entities in Italy related to the supply of gas turbines because of its alleged illicit relationship with members of management of Enelpower and the former Chairman of Enel Produzione. On February 19, 2004, we entered into a settlement with Alstom Holdings SA, Alstom Power Inc. and Alstom Power Italia S.p.A. providing for damages to us for injury to our reputation of Euro 4.5 million, in the form of credits applicable to purchases by any Enel Group company from any Alstom Group company, of which Euro 2 million relating to future purchases.

     In March 2003, the European Commission requested information from the Italian government in order to assess whether the capital contributions we made to WIND from 1998 through October 2002, the loans we granted to WIND or the terms and conditions of our lease agreement for fiber optic cables with WIND violated restrictions on state aid to companies. At this stage, we cannot predict if the European Commission will open a formal investigation of any of these matters, nor can we predict the eventual outcome of any such investigation.

     On March 7, 2002, the Italian Antitrust Authority began an investigation to assess whether we and one of our subsidiaries, Enel Energia, abused our dominant position by, among other things, including in our standard contract for the sale of electricity to Eligible Customers in 2002 certain exclusivity and priority clauses aimed at discouraging them from changing their electricity supplier. On November 27, 2003, the Authority determined that this conduct constituted a serious violation of the European Community Treaty and imposed a fine of Euro 2.5 million. We have appealed the Authority’s ruling to the Lazio Regional Administrative Court, arguing that we did not hold a dominant position in the market during the period at issue and therefore we could not have abused a dominant position, as well as that the conduct of Enel Energia cannot be attributed to us. While awaiting a ruling on the appeal, we paid the Euro 2.5 million fine within the provided 90-day period.

     In 2003, we amicably settled a contract dispute with Echelon, which provides the network control technology for the Telemanagement system and in which we hold a 7.5% interest, by effecting a payment of approximately $3 million. However, we are currently involved in another dispute with Echelon concerning what we consider to be Echelon’s violation of its obligation to supply us worldwide with the same type of Telemanagement system products that it currently supplies to us in Italy and its obligation to support us in the marketing of these products. On April 27, 2004, we filed a request for arbitration of these disputes with the International Chamber of Commerce.

     In addition, following the blackout of electrical service that occurred on September 28, 2003, approximately 140,000, mainly household, customers requested a reimbursement for approximately Euro 25 for each customer, on the grounds of the general agreement for the supply of electricity to such customers, regardless of the fact that in October 2003 the Energy Authority had issued a release in which it declared that customers should have not been entitled to such reimbursement. We believe that we were not responsible for the blackout and, accordingly, have not honored any of these requests. As of June 15, 2004, approximately 2,500 of our customers have brought legal actions against Enel Distribuzione or Enel S.p.A. in the Italian courts seeking aggregate damages for approximately 3.5 million dollars or Euro 2.9 million. So far, the courts issued two decisions, one favorable to us and one unfavorable to us. The unfavorable decision, which we appealed, requires us to pay only Euro 25 to the plaintiff. Although the claims of each of the individual plaintiffs are for relatively minor amounts, an increase in the decisions holding us responsible for such damages could be expected to result in an increase in the number of such claims and the magnitude of damages sought. Italian law does not provide for the award of punitive damages in such cases, and plaintiffs will be limited to compensatory damages. Please also see “Item 4. Information on the Company—Business—The Enel Group—Generation and Energy Management” for a description of certain legal proceedings relating to disruptions of the Italian electricity supply that occurred on June 26, 2003.

     Dividend Policy

     Enel’s shareholders are entitled to receive interim or annual dividends that the Company’s board recommends and, in the case of annual dividends, that the Company’s shareholders approve.

     Dividends were declared and paid in Italian lire until July 8, 2001. On July 9, 2001, the re-denomination of the Company’s share capital into euro and a one-for-two reverse stock split became effective, and since then dividends have been declared and paid in euro. The following table shows the amount in euro of the Company’s dividends per share payable in respect of each of the fiscal years indicated, based on the 12,126,150,379 ordinary shares outstanding in 1999 and 2000, on the 6,063,075,189 ordinary shares outstanding in 2001 and 2002 and, on the 6,097,105,820 ordinary shares outstanding in June 2004.

     Prior to the Company’s initial public offering in November 1999, the Treasury Ministry was Enel’s sole shareholder.

		Year ended December 31,
	1999	2000	2001	2002	2003
Dividends per ordinary share (in euro)	0.12	0.13	0.36	0.36	0.36

Dividends per ordinary share (in U.S. dollars) (1)	0.11	0.12	0.32	0.38	0.45

(1)	We have translated the historical dividend amounts into U.S. dollars using the noon buying rate for euro in effect on the respective payment dates. The noon buying rate for euro may differ from the rate that may be used by the Depositary for the ADSs in order to convert euro into U.S. dollars for purposes of making payments to holders of ADSs.

     At the Company’s shareholders’ meeting on September 3, 1999, the Treasury Ministry, at that time the Company’s sole shareholder, approved the distribution of an extraordinary dividend of Lit. 4,422,000 million (Euro 2,284 million) that was paid to it in October 1999.

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

     At Enel’s annual shareholders’ meeting on May 21, 2004, the shareholders approved the board of directors’ proposal to pay an aggregate dividend of approximately Euro 2,195 million, or Euro 0.36 per ordinary share, in respect of the fiscal year ended December 31, 2003. This is in line with our new policy of distributing 60-70% of our ordinary profits and 100% of the capital gains on disposals and nonrecurring extraordinary regulatory items. The amount of the aggregate dividend was equal to approximately 87% of our consolidated net income for the year and was paid on June 24, 2004 to holders of record as of June 21, 2004. In addition to this ordinary dividend paid with respect to fiscal year ended on December 31, 2003, following the completion of the offering of Terna shares and before the end of 2004, we expect to distribute an additional dividend to all shareholders, which is expected to be between Euro 0.30 and 0.36 per share.

     Italian law allows Enel to pay dividends only out of the Company’s statutory retained earnings, plus the distributable reserves and statutory net income for the current year, net of the amount to be allocated to the legal reserve in the subsequent year. Italian law requires companies to contribute 5% of their net income each year to the legal reserve until the aggregate amount of this reserve is equal to 20% of the aggregate par value of their issued and outstanding share capital. As the aggregate amount of Enel’s legal reserve was exceeding to such aggregate par value, the Company did not allocate any of its 2003 net income to such a reserve. Enel’s board will recommend the payment of any future dividends in light of conditions then existing, including:

•	Our financial performance;

•	Cash and capital requirements;

•	Any restrictions in financing agreements; and

•	Prevailing business conditions.

     Enel pays dividends on ordinary shares represented by ADSs to the Depositary. The Depositary converts the dividends into U.S. dollars at the prevailing rate of exchange, net of conversion expenses of the Depositary and any applicable Italian withholding tax. The amount of dividends received by holders of ADSs in U.S. dollars may be affected by fluctuations in exchange rates. You should read “Item 3. Key Information—Exchange Rates” and “Item 3. Key Information—Risk Factors—Risks Relating to Enel’s Ordinary Shares and ADSs—The dollar value of dividends Enel pays in respect of the Company’s ordinary shares and ADSs will be affected by the euro/dollar exchange rate” for a more detailed discussion of the risks of euro/dollar exchange rate fluctuations for holders of ADSs.

Significant Changes

     On June 3, 2004, we signed an agreement for the transfer of the entire share capital of Newreal to a consortium formed by an investment fund belonging to the Deutsche Bank group and CDC-IXIS for approximately Euro 1,400 million. The agreement provides for a price adjustment mechanism and requires that, before the closing of this transaction, Newreal will transfer real estate assets with a net book value of approximately Euro 380 million to our subsidiary Dalmazia Trieste. We expect to close this transaction by the first half of July 2004.

     In June 2004, we completed an initial public offering and listing in Italy and a private placement with certain institutional investors (in accordance with to Rule 144A and Regulation S under the Securities Act) of 1,000,000,000 Terna’s shares, representing 50% of Terna’s issued share capital, receiving gross proceeds of Euro 1,700 million.

Item 9. The Offer and Listing

Markets and Price Range of ADSs and Ordinary Shares

     The principal trading market for Enel’s ordinary shares is the Mercato Telematico Azionario, or Telematico, the Italian automated screen-based trading system managed by the Borsa Italiana S.p.A. Enel’s shares are traded on the Telematico under the symbol “ENEL”. Enel’s American Depositary Shares, or ADSs (each representing 5 ordinary shares), are listed on the New York Stock Exchange, where they are traded under the symbol “EN”. Citibank, N.A. is Enel’s depositary for purposes of issuing the American Depositary Receipts evidencing the ADSs. Trading in Enel’s ordinary shares on the Telematico and in Enel’s ADSs on the New York Stock Exchange commenced on November 2, 1999.

     The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs on the New York Stock Exchange, adjusted to reflect the effect of a one-for-two reverse stock split effective as of July 9, 2001, on the ADSs.

	ADSs
	High	Low
	(in dollars)
1999	45.23	41.13
2000	46.00	35.05
2001	38.85	25.00
2002
First Quarter	29.09	27.41
Second Quarter	30.31	27.03
Third Quarter	28.60	22.60
Fourth Quarter	25.85	23.70
2003
First Quarter	29.64	26.58
Second Quarter	35.85	28.58
Third Quarter	33.05	29.99
Fourth Quarter	34.15	30.50
December 2003-May 2004
December 2003	34.15	31.95
January 2004	36.94	34.35
February 2004	39.30	36.60
March 2004	40.89	36.90
April 2004	41.35	39.19
May 2004	41.40	38.47

     The following table sets forth, for the periods indicated, the reported high and low “official” sales prices for the ordinary shares on Telematico, adjusted to reflect the one-for-two reverse stock split effective as of July 9, 2001.

	Ordinary shares
	High	Low
	(in euro)
1999 (November–December)	8.593	7.839
2000	9.357	7.348
2001	8.051	5.650
2002
First Quarter	6.663	6.137
Second Quarter	6.765	5.607
Third Quarter	5.835	4.490
Fourth Quarter	5.167	4.784
2003
First Quarter	5.471	5.015
Second Quarter	6.022	5.227
Third Quarter	5.740	5.340
Fourth Quarter	5.479	5.218
December 2003–May 2004
December 2003	5.460	5.247
January 2004	5.829	5.464
February 2004	6.220	5.840
March 2004	6.581	6.071
April 2004	6.875	6.550
May 2004	6.788	6.454

     Enel’s ordinary shares are among the constituents of the MIB 30 Index, the primary Italian stock market index.

     As of June 14, 2004, the Company had 6,097,105,820 ordinary shares outstanding. On June 15, 2004, the closing price of our ordinary shares on Telematico was €6.88 and the closing price of the ADSs on the New York Stock Exchange was $41.98.

Item 10. Additional Information

Stock Option Plan

     2000 Stock Option Plan

     In March 2000, Enel’s board of directors approved an executive stock option incentive plan, which we refer to as the Plan, for the grant of options to certain of the Group’s executives (as identified by the board of directors at the time of the grant).

     The Plan distinguishes between options that, once vested, may be exercised after the first anniversary of the grant date, or One-Year Options, and those that, once vested, may be exercised only after the third anniversary of the grant date, or Three-Year Options. Of the options granted to each individual participant in any single year, 20% are One-Year Options and the remaining 80% are Three-Year Options.

     Options vest if the average reference price of Enel’s shares on Telematico over the last three months of the year of the grant is higher than a target price determined by the board of directors at the time of the grant. The board sets the target price with reference to securities analysts’ estimates of the future price of Enel’s shares. If the target price is not met in a given year, all of the One-Year Options and 30% of the Three-Year Options granted in that year do not vest and expire. However, the remaining 70% of the Three-Year Options granted in the year (56% of the options) may still vest if (i) the price of Enel’s shares on Telematico during the year of the grant outperforms a specified reference index over the same period and (ii) the actual growth in value of our business, or AGV, during the year of the grant (as determined using a proprietary formula) exceeds the expected growth for that year, as determined by the board of directors at the time of the grant. If these conditions are not met, the remaining 70% of Three-Year Options may also vest if the average reference price of Enel’s shares on Telematico over the last three months of the second year following the grant is higher than the target price for the year of the grant, as adjusted for the expected variation of the price of Enel’s shares in the following two years, as determined by the board of directors each year.

     One-Year Options, if vested, may be exercised from the first to the fourth year following the grant. Three-Year Options, if vested, may be exercised in the third and fourth year following the grant. In all cases, the options may be exercised only within the fifteen trading days following the shareholders’ approval of the financial statements for the preceding fiscal year. The strike price of the options is set by the board of directors on the date of the grant and cannot be lower than the average reference price of Enel’s shares on Telematico during the month preceding the grant. Options are transferable only in certain limited cases.

     Under the Plan, in March 2000, Enel’s board of directors granted to 144 of our executives, including the Company’s former Chief Executive Officer in his capacity as direttore generale, an aggregate of 19,690,000 options with respect to an equal number of ordinary shares. The number of options and the corresponding number of ordinary shares decreased to 9,845,000 as a result of the one-for-two reverse stock split effective July 9, 2001. The number of options granted to participating managers has been determined pursuant to a formula based on the participant’s gross salary for the year in question and the value of the Three-Year Options, calculated according to market value indications supplied by primary financial institutions. The target price of Enel’s stock in respect of the options granted in 2000 was set at Euro 4.70. Since such target price was not met in 2000, all One-Year Options and 30% of the Three-Year Options did not vest and thus expired. However, in the same year, (i) the price of Enel’s shares on Telematico outperformed the specified reference index and (ii) the AGV exceeded the expected rate of growth, as determined by the board of directors at the time of the grant. As a result, 70% of the Three-Year Options (equal to 11,026,400 options with respect to the same number of ordinary shares, and corresponding to 5,513,200 ordinary shares after the one-for-two reverse stock split) vested and have become exercisable in the periods provided for by the Plan; however, as none of such Three-Year Options has been exercised during the fifteen trading days following the shareholders’ approval of the financial statements for fiscal years 2002 and 2003, 70% of the Three-Year Options that had vested have now expired. The strike price of the options granted in 2000, originally set at Euro 4.30, is now Euro 8.60 per share as a result of the one-for-two reverse stock split.

     2001 Stock Option Plan

     Under the Plan, in April 2001, Enel’s board of directors granted to 381 of our executives, including the Company’s former Chief Executive Officer in his capacity as direttore generale, an aggregate of 68,548,100 options with respect of an equal number of ordinary shares. The number of options and the corresponding number of ordinary shares decreased to 34,274,050 as a result of the one-for-two reverse stock split. The number of options granted to participating managers has been determined pursuant to a formula based on the participant’s gross salary for the year in question and the value of the Three-Year Options, calculated according to market value indications supplied by primary financial institutions. The target price of Enel’s stock with respect to the options granted in 2001, originally fixed at Euro 4.40, was set at Euro 8.80 as a result of the one-for-two reverse stock split. The strike price of options granted in 2001 originally fixed at Euro 3.636 per share, was set at Euro 7.272 as a result of the one-for-two reverse stock split. Since the specified target price was not met in 2001, all One-Year Options and 30% of the Three-Year Options did not vest and thus expired. However, in the same year, (i) the price of Enel’s shares on Telematico outperformed the specified reference index and (ii) the AGV exceeded the expected rate of growth as determined by the board of directors at the time of the grant. As a result, 70% of the Three-Year Options (equal to 38,386,936 options with respect to the same number of ordinary shares, and corresponding to 19,193,468 ordinary shares after the one-for-two reverse stock split) vested and have become exercisable in the periods provided for by the Plan; but none of such Three-Year Options has been exercised during the fifteen trading days following the shareholders’ approval of the financial statements for fiscal year 2003.

     As authorized by Enel’s shareholders in December 1999, having already taken into account the one-for-two reverse stock split effective July 9, 2001, on April 9, 2001, Enel’s board of directors resolved: (i) to increase Enel’s share capital by an amount not to exceed Euro 5,513,200 through the issuance of a maximum of 5,513,200 new ordinary shares, at a price per share of Euro 8.60, reserved for issuance upon the exercise of options granted under the terms of the Plan in March 2000 and (ii) to increase Enel’s share capital by an amount not to exceed Euro

34,274,050 through the issuance of a maximum of 34,274,050 new ordinary shares, at a price per share of Euro 7.272, reserved for issuance upon the exercise of options granted under the terms of the Plan in April 2001.

     In May 2001, Enel’s shareholders authorized the board of directors to increase Enel’s outstanding share capital by an amount not to exceed Euro 60,630,750 in order to permit the issuance (in one or more tranches over a five-year period ending in May 2006) of a maximum of 60,630,750 new ordinary shares to be reserved for issuance upon exercise of options granted to the Group’s executives by Enel’s board of directors under the terms of new executive stock option incentive plans to be approved by the board itself. At the same time, Enel’s shareholders revoked the authorization granted to Enel’s board of directors in December 1999 with regard to capital increases not yet resolved under such authorization.

     2002 Stock Option Plan

     In March 2002, Enel’s board of directors approved an executive stock option incentive plan for the year 2002, which we call the 2002 Plan, for the grant of options to certain of the Group’s executives (as identified by the board of directors at the time of the grant).

     If vested, 30% of the options may be exercised starting in 2003, another 30% starting in 2004, and the remaining 40% starting in 2005. These options expire on December 31, 2007. In each year, options may be exercised only within the fifteen trading days following each of (i) the board of directors’ approval of preliminary financial data for the preceding fiscal year on a consolidated basis, (ii) the shareholders’ approval of the financial statements for the preceding fiscal year, and (iii) the board of directors’ approval of the report relating to the quarter ending September 30. Options vest if both the Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, of the Group for the fiscal year 2002 exceeds the estimated EBITDA as indicated in the budget approved by the board of directors for the year and the price of Enel’s shares on Telematico outperforms a specified reference index over the same period. If any of these conditions is not met, all the options expire. The strike price of the options is set by the board of directors on the date of the grant and cannot be lower than the average reference price of Enel’s shares on Telematico during the month preceding the grant. The number of options granted to participating managers was determined pursuant to a formula based on the participant’s gross salary for the year in question and the value of an option exercisable in 2005, calculated according to market value indications supplied by primary financial institutions. In March 2003, Enel’s Board of Directors determined that the conditions for all of these options to vest had been satisfied.

     Under the 2002 Plan, on March 28, 2002 and September 12, 2002, Enel’s board of directors granted to a total of 383 of our executives, including Enel’s former and current chief executive officers in their capacity as direttori generali, an aggregate of 41,748,500 options with respect to an equal number of ordinary shares. The strike price of the options was set at Euro 6.426. However, the strike price for the options granted to Enel’s current Chief Executive Officer, Mr. Paolo Scaroni, was determined with regard to the reference price of Enel’s shares on Telematico on the date of his appointment as direttore generale, and was therefore set at Euro 6.480.

     Consequently, as authorized by Enel’s shareholders in May 2001, on April 10, 2003 Enel’s Board of Directors resolved to increase the Company’s share capital in order to permit issuance of a maximum of 41,748,500 shares in connection with the 2002 Plan. During the period between May 24, 2004 and June 11, 2004 (i.e., during the fifteen trading days following the shareholders’ approval of the financial statements for the year 2003), 18,946,680 of Enel’s ordinary shares were issued in connection with the exercise of an equivalent number of options granted under the 2002 Plan.

     2003 Stock Option Plan

     In April 2003, Enel’s board of directors approved an executive stock option incentive plan for the year 2003, which we call the 2003 Plan, with terms similar to those of the 2002 Plan. Under the 2003 Plan, options vest if both the EBITDA of the Group for the fiscal year 2003 exceeds the estimated EBITDA as indicated in the budget approved by the board of directors for the year and the price of Enel’s shares on Telematico outperforms a specified reference index over the same period. The Board subsequently extended the reference period for the share performance target to March 26, 2004, as a result of the placement of a block of Enel shares with institutional investors carried out by the Treasury Ministry in November 2003, an event outside management’s control that nonetheless had an adverse effect on the Company’s share price and normal trading activity in the Company’s shares. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders” for additional information on this sale. If either of these conditions is not met, all of the options expire. The strike price of the options is set by the board of directors on the date of the grant and cannot be lower than the average reference price of Enel’s shares on Telematico during the month preceding the grant. The number of options granted to participating managers was determined pursuant to a formula based on the participant’s gross salary for the year in question and the value of an option exercisable in 2006 calculated according to market value indications supplied by primary financial institutions. If vested, 30% of the options may be exercised starting in 2004, an additional 30% starting in 2005, and the remaining 40% starting in 2006. The options expire on December 31, 2008.

     In each year, options may be exercised only within the fifteen trading days following each of (i) the board of directors’ approval of preliminary financial data for the preceding fiscal year on a consolidated basis, (ii) the shareholders’ approval of the financial statements for the preceding fiscal year, and (iii) the board of directors’ approval of the report relating to the quarter ending September 30.

     Under the 2003 Plan, on April 10, 2003, Enel’s board of directors granted to a total of 549 of our executives, including the Company’s current Chief Executive Officer in his capacity as direttore generale, an aggregate of 47,624,005 options with respect to an equal number of ordinary shares. The exercise price of the options was set at Euro 5.240.

     In May 2003, Enel’s shareholders authorized the board of directors to increase the Company’s share capital by an amount not exceeding Euro 47,624,005 in order to permit the issuance (in one or more tranches over a five-year period ending in May 2008) of a maximum of 47,624,005 new ordinary shares to be reserved for issuance under the 2003 Plan. At the same time, Enel’s shareholders revoked the authorization they had granted to Enel’s board of directors in May 2001 with regard to capital increases not yet resolved under such authorization.

     In March 2004, Enel’s board of directors determined that the conditions for all of the options granted under the 2003 Plan to vest were satisfied during the extended reference period.

     Consequently, as authorized by Enel’s shareholders in May 2003, on April 7, 2004, Enel’s board of directors resolved to increase the Company’s share capital in order to permit issuance of a maximum of 47,624,005 ordinary shares in connection with the 2003 Plan. During the period between May 24, 2004 and June 11, 2004 (i.e., during the fifteen trading days following the shareholders’ approval of the financial statements for the year 2003), 15,083,951 of Enel’s ordinary shares were issued in connection with the exercise of an equivalent number of options granted under the 2003 Plan.

     2004 Stock Option Plan

     In March 2004, Enel’s board of directors approved an executive stock option incentive plan for the year 2004, which we call the 2004 Plan, on terms similar to those of the 2002 and 2003 plans.

     Under the 2004 Plan, options vest if both the Group’s EBITDA for fiscal year 2004 exceeds the estimated EBITDA as indicated in the budget for the same year approved by the board of directors, and the price of Enel’s shares on Telematico exceeds the performance of a specified reference index over the same period. If any of these conditions is not met, all the options expire. The strike price of the options is set by the board of directors on the date of the grant and cannot be lower than the average reference price of Enel’s shares on Telematico during the month preceding the grant. If vested, 15% of the options will be exercisable starting in 2005, another 15% starting in 2006, an additional 30% starting in 2007, and the remaining 40% starting in 2008. The options will expire on December 31, 2009. The options are exercisable at any time other than during the period (i) beginning on the date that is one month prior to the day scheduled for the approval of Enel S.p.A.’s draft annual financial statements by its board of directors and ending on the date of such approval and (ii) beginning on the date that is one month prior to the day scheduled for the approval of Enel S.p.A.’s six-month report by its board of directors and ending on the date of such approval. The options also may not be exercised following the declaration of a dividend during the three trading days on the Italian Stock Exchange prior to the ex-dividend date.

     Under the 2004 Plan, on March 29, 2004, Enel’s board of directors granted to approximately 640 of our executives, including the Company’s current Chief Executive Officer in his capacity as direttore generale, an aggregate of 38,527,550 options with respect to an equal number of ordinary shares. The strike price of the options was set at Euro 6.242.

     In May 2004, Enel’s shareholders authorized the board of directors to increase the Company’s share capital by an amount not exceeding Euro 38,527,550 in order to permit the issuance, in one or more tranches over a five-year period ending in May 2009, of a maximum of 38,527,550 new ordinary shares to be reserved for issuance in connection with the 2004 Plan.

By-Laws

     The following is a summary of certain information concerning Enel’s shares and by-laws (Statuto) and of Italian law applicable to Italian companies whose shares are listed in a regulated market in the European Union, as in effect at the date of this annual report. The summary contains all the information that we consider to be material regarding Enel’s shares but does not purport to be complete, and is qualified in its entirety by reference to the by-laws or Italian law, as the case may be.

     Italian companies whose shares are listed on a regulated market of the European Union are principally governed by two sets of rules — the Italian civil code (applicable to all Italian companies), and the Unified Financial Act (Testo Unico dell’Intermediazione Finanziaria, or TUF) of February 24, 1998 and the related implementing regulations applicable to listed companies. In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Italian civil code, which took effect on January 1, 2004. In February 2004 the Italian government amended the TUF to coordinate it with the new corporate law provisions of the Italian civil code. The amendments to the Italian civil code and to the TUF constitute the so-called 2004 corporate law reform. On May 21, 2004 our shareholders approved a number of amendments to our by-laws dictated or made possible by the 2004 corporate law reform. The following summary takes into account the 2004 corporate law reform and the consequent amendments to our by-laws.

     General

     In May 2001, the Company’s shareholders approved the re-denomination of the Company’s share capital into euro from lire and a one-for-two reverse stock split, effective July 9, 2001. As a result, at that date, the issued and outstanding share capital of the Company consisted of 6,063,075,189 ordinary shares, each with a par value of Euro 1. Before that date, the Company’s share capital consisted of 12,126,150,379 ordinary shares, each with a par value of Lit. 1,000. In accordance with Italian law, in connection with the re-denomination, Enel’s share capital was rounded down by approximately Lit. 386 million (Euro 199,352), which the Company allocated to a special statutory reserve.

     Currently, all of the Company’s 6,097,105,820 issued and outstanding ordinary shares are fully paid, non-assessable and in registered form.

     Enel’s registered office is in Rome, Italy, at Viale Regina Margherita No. 137, and the Company is registered with the Italian Companies’ Register held by the Chamber of Commerce of Rome at No. 00811720580. As set forth in Article 4 of Enel’s by-laws, its corporate purpose is to acquire and manage equity holdings in Italian and foreign companies, and to provide such companies with strategic guidelines regarding their industrial organization and business activities. Through affiliates or subsidiaries, the Company operates principally in (i) the electricity industry, including the activities of production, importation and exportation, distribution and sale, as well as transmission within the limits of existing legislation; (ii) the energy industry in general, including the fuel sector, the field of environmental protection and the water sector; (iii) the communications, telematics and information- technology industries and those of multimedia and interactive services; and (iv) the network-based utility services sector (electricity, water, gas, district heating, telecommunications) and local metropolitan utility services. Enel is generally authorized to take any actions necessary or useful to achieve the Company’s corporate purpose.

     Authorization of Shares

     Enel’s board of directors is authorized, for a period of five years, by a shareholders’ resolution of May 21, 2004, to increase Enel’s share capital by a maximum total amount of Euro 38,527,550 in order to permit the issuance (in one or more tranches over a five-year period ending in May 2009) of a maximum of 38,527,550 new ordinary shares under the terms of the 2004 Plan.

     Under the authorization granted to Enel’s board of directors in May 2003, on April 7, 2004, Enel’s board of directors resolved to increase the Company’s share capital by a maximum total amount of Euro 47,624,005 in order to permit the issuance of a maximum of 47,624,005 new ordinary shares in connection with the 2003 Plan. See also “—Stock Option Plan”.

     Form and Transfer of Shares

     Pursuant to the TUF, Legislative Decree No. 213 of June 24, 1998 (“Decree No. 213”) and CONSOB Regulation No. 11768 of December 23, 1998 (“Regulation No. 11768”), as amended, since January 1, 1999, shareholders can no longer obtain the physical delivery of share certificates representing shares of Italian listed companies. Shares of Italian listed companies are no longer represented by paper certificates and the transfer and exchange of shares takes place exclusively through an electronic book-entry system. All shares must, accordingly, be deposited by their owners with an intermediary (each an “Intermediary”), which is defined by Regulation No. 11768 as:

•	an Italian or EU bank;

•	a non-EU bank authorized by the Bank of Italy to operate in the Italian market;

•	Società di Intermediazione Mobiliare, or SIM;

•	an EU investment company;

•	a non-EU investment company authorized by CONSOB to provide investment services in Italy;

•	an Italian asset management company;

•	a stock broker;

•	the company which has issued the shares;

•	the controlling shareholder of the company which has issued the shares;

•	the Bank of Italy;

•	an EU or non-EU entity operating a centralized clearing system;

•	a financial intermediary operating a clearing system governed by art. 69 (2) and 70 of the TUF;

•	a financial intermediary registered on the list kept by the Bank of Italy under art. 107 of Legislative Decree No. 385 of September 1, 1993;

•	Poste Italiane S.p.A. (the Italian Post Office company);

•	Cassa Depositi e Prestiti S.p.A. (a state-owned company mainly responsible for extending loans to public administration bodies);

•	the Treasury Ministry; and

•	the managers of foreign clearing, settlement and guarantee systems for financial instruments, provided that they are subject to supervision equivalent to that provided by Italian law.

     The Intermediary in turn deposits the shares with Monte Titoli or with another company authorized by CONSOB to operate a centralized clearing system.

     To transfer shares under the system introduced by Decree No. 213, owners of shares are required to give instructions to their Intermediaries. If the transferee is a client of the transferor’s Intermediary, the Intermediary simply transfers the shares from the transferor’s account to the account of the transferee. If, however, the transferee is a client of another Intermediary, the transferor’s Intermediary instructs the company operating a centralized clearing system to transfer the shares to the account of the transferee’s Intermediary, which will then record the shares in the transferee’s account.

     Each Intermediary maintains a custody account for each of its clients setting out the financial instruments of such client and keeps a record of all transfers, payment of dividends, exercise of rights attributable to such instruments, charges or other encumbrances on the instruments. The account holder or any other eligible party (for example, in the case of a pledge over the financial instrument, the pledge holder) may submit a request to the Intermediary for the issue of a certified statement of account. The request must indicate the quantity of the financial instruments in respect of which the statement is requested, the rights which the applicant intends to exercise and the duration in respect of which the certificate’s validity is required. Within three business days from the receipt of such request, the Intermediary shall issue a certified statement of account that constitutes evidence of the account holder’s ownership of the financial instruments indicated. Once a certificate has been issued, the Intermediary may not effect any transfer of the corresponding securities until the certificate expires or is returned.

     As a result of the foregoing, shareholders can no longer obtain physical delivery of share certificates representing Enel’s ordinary shares. Instead, transfers of shares are possible only using the procedures described above.

     The shares have been accepted for clearance through Euroclear and Clearstream. Purchasers of shares may elect to hold such shares through Euroclear or Clearstream. Persons owning a beneficial interest in shares held through Monte Titoli, Euroclear and Clearstream must rely on the procedures of Monte Titoli, Euroclear and Clearstream, respectively, and of the Intermediaries that have accounts with Monte Titoli, Euroclear and Clearstream, to exercise their rights as holders of shares.

     Limitations on shareholdings

     According to Italian privatization law, Enel’s by-laws provide that no shareholder other than the Italian government, public statutory bodies and the relevant subsidiaries may own ordinary shares representing more than 3% of the Company’s voting share capital. This limit does not apply in the event that it is exceeded as a result of certain types of tender offers as provided under Italian law.

     The limitation on shareholding is calculated taking into account, among other things, shares owned by:

•	Controlling entities and directly or indirectly controlled entities of the holder as well as entities controlled by the same controlling entity; and

•	Affiliated personal entities of the holder including spouses and other closely related personal relatives.

     Italian privatization law and Enel’s by-laws restrict the ability of any entity to exercise any voting rights attributable to ordinary shares held or controlled by that entity representing more than 3% of Enel’s voting share capital. This restriction does not apply to any shareholdings held by the Italian state, other state-owned entities, or other entities controlled by the state or other state-owned entities. The voting rights of each entity to whom this limit on shareholding applies are reduced correspondingly. In the event that ordinary shares held or controlled in excess of the 3% threshold are voted, any shareholders’ resolution adopted pursuant to this vote may be challenged if the majority required to approve this resolution would not have been reached without the vote of ordinary shares held exceeding this threshold. Ordinary shares not entitled to be voted are nevertheless counted for purposes of determining the quorum at a shareholders’ meeting. Further limitations on shareholding result from the special powers of the Treasury Ministry.

     Special powers of the Treasury Ministry

     The Italian privatization law and the Company’s by-laws confer upon the Italian government, acting through the Treasury Ministry, certain special powers with respect to our business and actions by Enel’s shareholders. These powers may apply regardless of the Treasury Ministry’s shareholding in Enel. The government may review the scope and duration of the Treasury Ministry’s special powers starting from September 2004. In this review, the government will take into account, among other factors, the liberalization level achieved by that time in the European energy sector. The Treasury Ministry exercises these special powers after consultation with, and with the agreement of, the Industry Ministry. The Italian budget law for 2004 (Law No. 350 of December 24, 2003) amended the regulations concerning the “special powers” held by the government. Enel’s by-laws now reflect the following special powers of the Treasury Ministry:

     Opposition to material acquisitions of shares

     The Treasury Ministry has the authority to oppose the acquisition by persons or entities of an interest in the Company equal to or in excess of 3% of the share capital (including ordinary shares held in the form of American Depositary Shares) with voting rights at ordinary shareholders’ meetings in the event the Minister considers the transaction to be detrimental to vital national interests. The Ministry must express any opposition to an acquisition by such a person or entity within ten days of receiving notice from the board of directors that a request to register such an interest in the shareholders’ register has been made. During this ten-day period, all non-economic rights, including the right to vote, pertaining to the shares to be acquired are suspended. Should the Ministry oppose a purchase for due cause in an order setting out the concrete detriment the transaction would cause to vital national interests, the purchaser may not exercise the right to vote nor any other non-economic right pertaining to the shares held, and must dispose of such shares within one year. In case of failure to comply, upon request by the Treasury Ministry, a court will order the sale of the subject shares. The purchaser has 60 days to challenge an order opposing its purchase before the Regional Administrative Court of Lazio.

     Opposition to material shareholders’ agreements

     The Treasury Ministry has the authority to oppose certain types of shareholders— agreements (see “—Notification of the Acquisition of Shares and Voting Rights”) entered into by holders of at least one-twentieth of the voting capital stock at ordinary shareholders# meetings, or such lower percentage as may be established by a decree of the Treasury Ministry, if it believes such an agreement would be detrimental to vital national interests. Parties to these types of agreement are required to notify CONSOB upon entry into the agreement, and CONSOB in turn notifies the Ministry. The Ministry must oppose the agreement within 10 days of receiving this notice from CONSOB. During this ten-day period, all non-economic rights pertaining to the shares held by the parties to the agreement, including the right to vote, are suspended. Should the Ministry oppose an agreement, for due cause in an order setting out the concrete detriment the agreement would cause to vital national interests, the agreement is not effective, and if it appears from their conduct at a shareholders’ meeting that the parties to the agreement are continuing to observe the arrangement contemplated by the agreement, any resolution adopted with the decisive vote of these shareholders may be challenged in court. Any party to an agreement that the Ministry opposes has 60 days to challenge the Ministry’s order before the Regional Administrative Court of Lazio.

     Members of Enel’s Board of Directors

     The Treasury Ministry has the power to appoint one non-voting member of Enel’s board of directors in addition to the voting members elected by the shareholders.

     Veto power over material changes

     The Treasury Ministry, for due cause when it believes concrete detriment to vital national interests would result, may veto any resolution to dissolve, merge or demerge Enel, to transfer a significant part of its business or its registered headquarters outside of Italy, to change its corporate purpose or to eliminate or modify any of the Ministry’s special powers. Any such veto may be challenged within sixty days by any dissenting shareholder before the Regional Administrative Court of Lazio.

     The special powers of the Treasury Ministry reflected in Enel’s by-laws are also reflected in the by-laws of Enel Produzione, Terna and Enel Distribuzione.

     Dividend Rights

     The payment by us of any annual dividend is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of our unconsolidated net income in any year, an amount equal to 5% of such net income must be allocated to our legal reserve until such reserve is at least equal to one-fifth of the par value of our issued share capital. As of December 31, 2003, the amount of Enel’s legal reserve exceeded one-fifth of the par value of our issued share capital. If our capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The board of directors may authorize the distribution of interim dividends, subject to certain statutory limitations.

     Dividends are payable to those persons who hold shares through an Intermediary on the day preceding the ex-dividend payment date declared by the shareholders’ meeting. Dividends not collected within five years from the dividend payment date are forfeited to the benefit of the Company. Payments in respect of dividends are distributed through Monte Titoli on behalf of each shareholder by the Intermediary with which the shareholder has deposited its shares. Holders of ADSs will be entitled to receive payments in respect of dividends on the underlying shares through Citibank N.A., as ADR depositary, in accordance with the deposit agreement relating to the ADRs. See “Item 8. Financial Information—Other Financial Information—Dividend Policy”.

     Voting Rights

     Shareholders are entitled to one vote per share, although a slate voting system applies in case of appointment of members of the board of directors and of the board of statutory auditors. See “—Minority Shareholders’ Rights”.

     Proxy solicitation is possible. Solicitation can be engaged in by certain professional investment and financial intermediaries, as well as certain companies whose sole purpose is to carry out proxy solicitation, on behalf of a qualified soliciting shareholder (generally, one or more shareholders who own and have owned at least 0.5% of our shares for more than six months and who have been registered with us as having been shareholders of at least 0.5%, for the same period of time).

     Proxies may be collected by a shareholders’ association provided that such association has been formed by notarized private agreement, does not carry out business activities and is made up of at least 50 individuals, each of whom owns not more than 0.1% of our voting capital. Members of the shareholders’ association may, but are not obliged to, grant proxies to the legal representative of the association, and proxies may also be granted in respect of only certain of the matters to be discussed at the relevant shareholders’ meeting. The association may vote in different manners in compliance with the instructions expressed by each member who has granted a proxy to the association.

     As a registered shareholder and ADR depositary, Citibank N.A. or its nominee is entitled to vote the shares underlying the ADSs. The Deposit Agreement requires Citibank (or its nominee) to accept voting instructions from owners of ADSs and to execute such instructions to the extent permitted by law.

     Board of Directors

     Pursuant to Enel’s by-laws, Enel’s board of directors must consist of no fewer than three and no more than nine members. In addition, a non-voting director may be appointed by the Treasury Ministry according to its special powers. The board of directors is elected at a shareholders’ meeting for a term of up to three fiscal years. Directors are eligible for re-election. For additional information on the election of directors, see “—Minority Shareholders’ Rights”.

     In accordance with Enel’s by-laws, management of the Company is the exclusive responsibility of the directors, who carry out all actions necessary to achieve the corporate purpose.

     In addition to exercising the powers entrusted to it by law, our by-laws provide the board of directors with the power to adopt resolutions concerning:

•	mergers and demergers as permitted by law;

•	the establishment or elimination of secondary headquarters;

•	which directors shall have power to represent the Company;

•	the reduction of share capital in the event of the withdrawal of one or more shareholder;

•	the harmonization of the by-laws with provisions of the law; and

•	the transfer of the Company’s registered office within Italy.

     The chairman and chief executive officer are Enel’s legal representatives. The chief executive officer generally has the power to represent the Company within the scope of the functions delegated to him. For specific actions or categories of actions, the power to represent Enel can be delegated by the holder of such power to one of Enel’s employees or to third parties.

     The quorum for board meetings is a majority of the members in place. Resolutions are adopted by a majority of votes of those present. A board meeting may be called by the chairman on his or her own initiative and must be called upon request of the board of statutory auditors (or at least two of its members) or upon a request for a meeting for specific purposes of two directors (or one director when the board is composed of three members).

     The board has the power to delegate certain of its powers to one of its members, and determines the powers and the functions delegated to such person. In accordance with Italian law and our by-laws, the board of directors may not delegate certain of its responsibilities, including those relating to the approval of the draft financial statements, the approval of merger and de-merger plans to be presented to shareholders’ meetings, increases in the amount of our share capital or the issuance of convertible debentures (if any such power has been delegated to the board of directors by vote of the extraordinary shareholders’ meeting) and the calling of an ordinary or an extraordinary shareholders’ meeting to resolve upon the actions to be taken by us in case of decrease of our shareholders’ equity to less than two-thirds of our paid-in capital as a result of accumulated losses. See also “—Meetings of Shareholders”.

     Directors having any interest in a proposed transaction must disclose their interest to the board, even if such interest is not in conflict with the interest of the company in the same transaction. The interested director is not required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the company of, the approved transaction. In the event that these provisions are not complied with, or that the transaction would not have been approved without the vote of the interested director, the resolution may be challenged by a director or by the board of statutory auditors if the approved transaction may be prejudicial to the company. A managing director having any such interest in a proposed transaction within the scope of his powers must solicit prior board approval of such transaction. The interested director may be held liable for damages to his company resulting from a resolution adopted in breach of the above rules. Finally, directors may be held liable for damages to their company if they illicitly profit from insider information or corporate opportunities.

     Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting, although if directors are removed in circumstances where there was no just cause, such directors may have a claim for indemnification against the company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next shareholders’ meeting, except for the non-voting director appointed by the Treasury Ministry, whose vacancy must be filled in by a substitute non-voting director also appointed by the Treasury Ministry (see “—Special powers of the Treasury Ministry—Members of Enel’s Board of Directors”). If at any time more than half of the members of the board of directors appointed at a shareholders’ meeting resigns or otherwise ceases to be directors, the entire board of directors will be considered to have lapsed and the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint a new board of directors.

     The compensation of directors is determined by shareholders at ordinary shareholders’ meetings. The board of directors determines, upon the proposal of the board compensation committee and after having consulted the board of statutory auditors, the compensation of the chief executive officer and the other directors holding specific offices. Directors are entitled to reimbursement for expenses reasonably incurred in connection with their functions.

     Statutory Auditors

     In addition to electing the board of directors, the company’s shareholders elect a board of statutory auditors (Collegio Sindacale) at ordinary shareholders’ meetings. The statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court.

     Pursuant to certain provisions of the TUF, the by-laws of listed companies must:

•	specify the number of statutory auditors (not fewer than three) and alternate members (not fewer than two);

•	regulate the appointment of the chairman of the board of statutory auditors;

•	limit the number of mandates that the statutory auditors may have in other companies; and

•	include clauses ensuring that minority shareholders may elect one statutory auditor (or at least two if the board is composed of more than three members).

     Enel’s by-laws currently provide that the board of statutory auditors shall consist of three statutory auditors and two alternate members (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve). Enel’s by-laws also provide that the statutory auditors may not hold the position of statutory auditor in five or more other listed companies (not counting our subsidiaries). As to the election of statutory auditors please refer to “—Minority Shareholders— Rights”.

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

     The company’s board of statutory auditors is required to meet at least once every 90 days. In addition, the statutory auditors of the company must be present at meetings of the company’s board of directors and shareholders’ meetings and at meetings of the company’s executive committee, if any. The statutory auditors may decide to call a meeting of the shareholders, the board of directors or the executive committee, ask the directors for information on the management of the company, carry out inspections and verifications at the company and exchange information with the company’s external auditors. The board of directors must report to the statutory auditors at least quarterly on its activities and on the main transactions carried out by the company and its subsidiaries.

     The company’s board of statutory auditors may convene the company’s shareholders’ meeting if it detects serious irregularities during its review activities and there is an urgent need to take action. Any shareholder may submit a complaint to the board of statutory auditors regarding facts that such shareholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the shareholders’ meeting. If shareholders collectively representing 2% of the company’s share capital submit such a complaint, the board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which it shall convene if the complaint concerns serious irregularities and there is an urgent need to take action). The board of statutory auditors may report to the competent court serious breaches of the duties of the directors which may be prejudicial to the company or to its subsidiaries. The company’s board of statutory auditors is also required to notify CONSOB without delay of any irregularities found during its review activities. CONSOB may report to the competent court serious breaches of the duties of the statutory auditors of a listed company.

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

     The external auditors are appointed by a resolution taken at the annual shareholders’ meeting for a three-fiscal year term (which may not be renewed more than twice). Such appointment must be notified to CONSOB.

     In May 2002, KPMG S.p.A., with registered offices at Via Vittor Pisani 25, Milan, was appointed as Enel’s external auditor for a three-fiscal year period.

     Meetings of Shareholders

     Shareholders are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Votes may be cast personally or by proxy. Shareholders’ meetings may be called by our board of directors (or the board of statutory auditors) and must be called if requested by holders of at least 10% of the issued shares. Shareholders are not entitled to request that a meeting of shareholders be convened to resolve upon matters which as a matter of law shall be resolved upon on the basis of a proposal, plan or report by our board of directors. If the shareholders’ meeting is not called despite the request by shareholders and such refusal is unjustified, the competent court may call the meeting.

     Shareholders are informed of all shareholders’ meetings to be held by publication of a notice in the Official Journal of the Italian Republic (Gazzetta Ufficiale) at least 30 days before the date fixed for the meeting (20 days if the meeting is called at the request of holders of at least 10% of the issued shares). The above formalities and terms regarding the call notice may be reduced in other very limited circumstances. As a matter of practice, we publish the notice in at least two national daily newspapers, as recommended by CONSOB.

     Shareholders’ meetings must be convened at least once a year. Our annual stand-alone financial statements are prepared by our board of directors and submitted for approval to the ordinary shareholders’ meeting which must be convened within 120 days after the end of the fiscal year to which such financial statements relate. This term may be extended to up to 180 days after the end of the fiscal year, as we are bound by law to draw up consolidated financial statements or if particular circumstances concerning our structure or our purposes so require. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the board of directors and statutory auditors, determine their remuneration and vote on any business matter the resolution or authorization of which is entrusted to them by law.

     Extraordinary shareholders’ meetings may be called to pass upon dissolutions, appointment of receivers and similar extraordinary actions. Extraordinary shareholders’ meetings may also be called to resolve upon proposed amendments to the by-laws, issuance of convertible debentures, mergers and de-mergers, capital increases and reductions, where such resolutions may not be taken by our board of directors. In particular, the board of directors may resolve upon the issuance of shares or convertible debentures if such powers have been previously delegated to the board of directors by vote of the extraordinary shareholders’ meeting. See also “—Board of Directors”.

     The notice of a shareholders’ meeting may specify up to two meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls”. The ordinary and extraordinary meetings may be convened on third call through a new notice if the quorum required for shareholder action on second call is not reached.

     The quorum required for shareholder action at an ordinary shareholders’ meeting on first call is at least 50% of the total number of issued shares, while on second or third call there is no quorum requirement. In all cases, resolutions may be approved by holders of the majority of the shares present or represented at the meeting. The quorum required at an extraordinary shareholders’ meeting on first, second and third call is at least 50%, more than one-third and at least one-fifth, respectively, of our issued shares. Resolutions of any extraordinary shareholders’ meeting require the approval of at least two-thirds of the holders of shares present or represented at such meeting.

     Shareholders’ meetings may be attended only by shareholders with voting rights, whose financial intermediary shall have delivered to us, at least two days prior to the date set for the relevant meeting, a notice entitling the shareholder to attend the meeting. Once the above notice is communicated to us by the relevant intermediary, if the shareholder disposes of the shares, he loses the right to attend the meeting.

     Shareholders may attend the shareholders’ meeting by proxy. A proxy may be given only for a single shareholders’ meeting (including, however, the first, second and third calls of such meeting), except as part of a general power of attorney or a power of attorney granted by a corporation, association, foundation or any other legal entity to one of its employees. A proxy may be exercised only by the person expressly named in the applicable form. The person exercising the proxy cannot be our subsidiary, a director, statutory auditor or employee of ours or of any of our subsidiaries. Proxies may be solicited by an Intermediary (banks or investment companies, asset management companies and companies having proxy solicitation as their sole purpose) on behalf of a qualified soliciting shareholder (a shareholder who owns and has owned at least 0.5% — or such lesser percentage determined by CONSOB — of our voting capital for at least six months and who has been registered with us as holder of such shares for the same period of time). Proxies may also be collected by a shareholders’ association from among its members provided that such association has been formed by notarized private agreement, does not carry out business activities other than those relevant to the purpose of the association and is made up of at least 50 individuals each of whom owns not more than 0.1% of our voting capital. Members of the shareholders’ association may, but are not obliged to, grant proxies to the legal representative of the association and proxies may also be granted in respect of only certain of the matters to be discussed at the relevant shareholders’ meeting. The association may vote in different manners in compliance with the instructions given by each member who has granted a proxy to the association. CONSOB has established provisions which govern the transparency and proper performance of the solicitation and collection of proxies.

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

     Reports to Shareholders

     The Company is required to publish audited annual stand-alone financial statements and audited annual consolidated financial statements, all prepared in conformity with Italian GAAP and in the Italian language. The Company also produces an annual report to shareholders in the Italian language which contains a directors’ report together with audited financial statements (consolidated and stand-alone) of the Company.

     The Company is required to produce semi-annual and quarterly reports to shareholders in the Italian language which contain a directors’ report as well as unaudited semi-annual and quarterly condensed financial statements of the Company (consolidated and, in the case of semi-annual statements only, stand-alone). The Company is also required to prepare annual reports on Form 20-F to be filed with the U.S. Securities and Exchange Commission containing, among other matters, audited consolidated financial statements of the Company.

     Liquidation Rights

     Pursuant to Italian law and subject to the satisfaction of the claims of all creditors, shareholders are entitled to a distribution in liquidation that is equal to the value of their shares (to the extent available out of the net assets of the company). Holders of savings shares and preferred shares, if Enel should issue any such shares in the future, would have priority rights in any such distribution from liquidation. Thereafter, all shareholders would rank equally in their claims to the distribution of surplus assets, if any.

     Purchase by the Company of its Own Shares

     The Company is permitted to purchase its own shares, subject to certain conditions and limitations provided by Italian law. Shares may be purchased only out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder-approved stand-alone financial statements. In addition, Enel may only repurchase fully paid-in shares. Such purchases must be authorized by an ordinary shareholders’ meeting. The number of shares to be acquired, together with any shares previously acquired by Enel or any of its subsidiaries may not (except in limited circumstances) exceed in the aggregate 10% of the total number of Enel’s shares then issued and the aggregate purchase price of such shares may not exceed the amount specifically approved by Enel’s shareholders. Shares held in excess of such 10% limit must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of Enel’s shares carried out by Group subsidiaries.

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

     In addition, any person whose aggregate interest in the voting shares of a listed company exceeds or falls below 2%, 5%, 7.5%, 10% and successive percentages being multiples of five, respectively, of the listed company’s voting share capital, is obliged to notify CONSOB and the issuer. For the purpose of calculating these ownership thresholds, shares owned by any person, irrespective of whether the voting rights attributable thereto are exercisable by such person or by a third party, are taken into consideration and, except in certain circumstances, account must also be taken of shares held through, or shares the voting rights of which are exercisable by, subsidiaries, fiduciaries or intermediaries. For the purpose of calculating the ownership thresholds of 5%, 10%, 25%, 50% and 75%, shares which: (i) a person has an option to, directly or indirectly, acquire or sell; and (ii) a person may acquire further to the exercise of a warrant or conversion right which is exercisable within 60 days, must also be taken into account. The notification must be repeated when such person, upon the exercise of the right referred to in (i) or (ii) above, acquires or sells shares which cause his aggregate ownership in the listed company to exceed or fall below the relevant thresholds. Notification must be made (except in certain circumstances) within five trading days of the event which gives rise to the notification obligation.

     Cross-ownership of listed companies may not exceed 2% of their respective voting shares and cross-ownership between a listed company and an unlisted company may not exceed 2% of the voting shares of the listed company and 10% of the voting shares of the unlisted company. If the relative threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of 12 months. If the company does not sell the excess shares, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the latter company to exceed the threshold, the limitation on voting rights and the obligation to sell the excess shares applies to both of the companies concerned, subject to an agreement to the contrary between the two companies. The 2% limit for cross-ownership in listed companies is increased to 5% on the condition that such limit is only exceeded by the two companies concerned following an agreement authorized in advance by an ordinary shareholders’ meeting of each of the two companies. Furthermore, if a party holds an interest in excess of 2% of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above 2% in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain which is the latter party to exceed the limit, the limitation on voting rights applies to both, subject to any different agreement between the two parties. Any shareholders’ resolution approved in violation of the limitation on voting rights may be annulled if the resolution would not have been adopted in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60% of a company’s ordinary shares or when a controlled company purchases shares of a controlling company within the limits set forth in Article 2359 bis of the Italian civil code and following the procedures described under “—Purchase by the Company of its Own Shares”; however, certain restrictions on the manner of purchase apply.

     Pursuant to the TUF, agreements among shareholders of a listed company or of its parent company regarding the exercise of voting rights must be notified to CONSOB (within five days), published in summary form in the press (within 10 days) and filed with the Chamber of Commerce (within 15 days). Failure to comply with the above rules renders the agreements null and void and the shares cannot be voted. These rules apply also to shareholders’ agreements which:

      (i) concern (including prior consultation for) the exercise of voting rights in a listed company or its controlling company;

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

     In accordance with Italian antitrust laws, the Antitrust Authority is required to prohibit any acquisition of control in a company which would create or strengthen a dominant position in the domestic market or a significant part thereof and result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain higher turnover thresholds, the antitrust review of the acquisition falls within the exclusive jurisdiction of the European Commission.

     Minority Shareholders’ Rights

     Shareholders’ resolutions which are not adopted in conformity with applicable law or our by-laws may be challenged (with certain limitations and exceptions) within 90 days by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 0.1% of our share capital (as well as by our board of directors or our board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at our meetings may only claim damages deriving from the resolution, unless otherwise provided by our by-laws. Enel’s by-laws currently do not contain any such provision.

     Dissenting or absent shareholders may require us to buy back their shares for the average closing price of the previous six months as a result of shareholders’ resolutions approving, among other things, material modifications of the company’s corporate purpose or of the voting rights of our shares, the transformation of the Company from a stock corporation into a different legal entity, the transfer of our registered seat outside Italy or the de-listing of our shares from the Telematico.

     Any shareholder may bring to the attention of the board of statutory auditors facts or acts which are deemed wrongful. If such shareholders represent more than 2% of Enel’s share capital, the board of statutory auditors must investigate without delay and report its findings and recommendations to the shareholders’ meeting.

     Shareholders representing more than 5% of our share capital have the right to report to the competent court serious breaches of the duties of the directors which may be prejudicial to us or to our subsidiaries. In addition, shareholders representing at least 5% of our share capital may commence derivative suits before the competent court against our directors, statutory auditors and direttori generali (general managers). We may waive or settle the suit unless shareholders holding at least 5% of the shares vote against such waiver or settlement. We will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and the court does not award such costs against the relevant directors, statutory auditors or direttori generali.

     Under Italian law, the by-laws of privatized companies that impose a maximum limit on the number of shares that may be held by any shareholder must provide for the election of directors and statutory auditors through the voting list system provided under the privatization law to ensure that minority shareholders of a company are represented on its board of directors and board of statutory auditors. Accordingly, Enel’s by-laws require that members of the board of directors and board of statutory auditors, except for the non-voting director, if any, appointed by the Italian government pursuant to its special powers (see “—Special Powers of the Treasury Ministry”), be elected on the basis of candidate lists presented either by the board of directors or by one or more shareholders, including the Treasury Ministry, representing in the aggregate at least 1% of Enel’s share capital having the right to vote at ordinary shareholders’ meetings. Such candidate lists must be deposited at Enel’s registered office and published in at least three Italian newspapers having general circulation in Italy, two of which must be daily business newspapers. Publication of the candidate list presented by the board of directors must occur at least 20 days before the first call of the shareholders’ meeting or 10 days in the case of candidate lists proposed by shareholders. Each shareholder may present or join in the presentation of only one candidate list and each candidate may appear on only one list.

     Under Enel’s by-laws, the election of the members of the board of directors, other than the non-voting director, if any, appointed by the Italian government through the exercise of its special powers, will proceed as follows:

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

     The election of members of the board of statutory auditors is governed by the same rules, except that the board of directors may not present a candidate list for the board of statutory auditors, and that, under Italian law, if Enel’s by-laws provide that Enel’s board of statutory auditors consists of four or more members, at least two of them must be appointed by minority shareholders. Enel’s current by-laws provide that the board of statutory auditors consists of three auditors, of which minority shareholders have the right to appoint one, and two alternate auditors, of which minority shareholders have the right to appoint one. The first candidate of the list who receives the most votes becomes chairman of our board of statutory auditors.

     Tender Offer Rules

     Pursuant to the TUF, a public tender offer must be made by any person that, by reason of its purchases of shares, holds more than 30% of the shares of an Italian company listed on an Italian regulated market entitling their holders to vote on the appointment or revocation of the directors or the commencement of derivative suits against them (for purposes of this section, and as applicable to our shares, the “Ordinary Shares”). The tender offer must cover all the Ordinary Shares of the listed company. Similarly, a tender offer for all the Ordinary Shares of a listed company must be made by any person who, having more than 30% of the Ordinary Shares without exercising majority voting rights at ordinary shareholders’ meetings, acquires — by way of acquisition or exercise of subscription or conversion rights — during a 12-month period more than an additional 3% of the Ordinary Shares. Moreover, according to a release issued by CONSOB if, as a result of a share buy-back effected by a listed company, the controlling shareholder of that company holds more than 30% of the outstanding Ordinary Shares (i.e., exclusive of treasury stock), the obligation to launch a tender offer is triggered. Likewise, the obligation to launch a tender offer is triggered when a share buy-back results in an increase of more than 3% of the outstanding Ordinary Shares owned by the controlling shareholder originally holding more than 30% but less than 50% of the company’s outstanding Ordinary Shares. The offer must be launched within thirty days from the date on which the relevant threshold was exceeded, at a price not lower than the average of the weighted average of the market price for the shares in the previous twelve months, and the highest price paid for the Ordinary Shares by the offeror in the same period.

     Under Regulation No. 11971, a purchaser is exempted from the tender offer obligation when: (i) the purchaser’s equity interest, as a result of an acquisition, does not exceed the 30% threshold by more than 3% (provided that the purchaser commits (a) not to exercise the voting rights pertaining to any Ordinary Shares exceeding the 30% threshold and (b) to sell any shares exceeding the 30% threshold within 12 months from the date of purchase), (ii) another person (or several persons acting jointly) already owns more than 50% of the outstanding

Ordinary Shares, (iii) the 30% threshold is exceeded as a result of a capital increase in connection with a debt restructuring plan approved by CONSOB, (iv) the 30% threshold is exceeded as a result of transfers of Ordinary Shares among related persons, (v) the 30% threshold is exceeded as a result of the exercise of pre-emptive rights, (vi) the 30% threshold is exceeded through mergers or demergers having an industrial purpose, approved by the shareholders of the company whose shares would otherwise be the target of the tender offer. The TUF provides further that the acquisition of an interest above 30% of the Ordinary Shares of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on 60% or more of the Ordinary Shares of the company. This provision, however, is available only (i) if the tender offer has been approved by shareholders of the company holding a majority of the Ordinary Shares (excluding the offeror and the current majority shareholder), and (ii) if the offeror (its subsidiaries, controlling person, related companies and other person connected to it by virtue, inter alia, of shareholders’ agreements) has not acquired more than 1% of the Ordinary Shares of the company in the preceding 12 months; CONSOB shall ensure compliance with these conditions before allowing the offer to be launched. After such an offer has been completed, the offeror nevertheless becomes subject to the duty to launch an offer for 100% of the Ordinary Shares if, in the course of the subsequent 12 months, (i) it (or its affiliates) purchases more than an additional 1% of the Ordinary Shares of the company, or (ii) if the company approves a merger or split-up. Finally, the TUF provides that anyone holding 90% or more of the voting shares of a company must launch an offer for the remaining voting shares unless an adequate distribution is restored so as to ensure proper trading within a period of 120 days. Any shareholder holding more than 98% of the voting shares of a listed company following a tender offer for all such shares issued by the company, has the right to obtain title to the remaining shares within four months after the end of the tender offer if it has stated in the offer document its intention to make such an acquisition at a price set by a court-appointed expert.

     Liability for Mismanagement of Subsidiaries

     Companies and other entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their direction and coordination powers are liable to such company’s shareholders and creditors for ensuing damages. Said liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such direction and coordination powers. Direction and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries.

     Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the New York Stock Exchange Listed Company Manual (the “NYSE Manual”)

     Overview

     Corporate governance rules for Italian stock corporations (società per azioni) like us whose shares are listed on the Italian stock exchange are set forth in the Italian civil code, the Unified Financial Act (Testo Unico dell’Intermediazione Finanziaria, the “TUF”) of February 24, 1998 and in the corporate governance rules set forth by the voluntary code of corporate governance issued by Borsa Italiana (the “Corporate Governance Code”). As described in more detail below, the Italian corporate governance rules set forth in the Italian civil code, the TUF and the Corporate Governance Code differ in a number of ways from those applicable to U.S. domestic companies under NYSE listing standards, as set forth in the NYSE Manual.

     As a general rule, our main corporate bodies are governed by the Italian civil code and the TUF and are assigned specific powers and duties that are legally binding and cannot be derogated from. The Corporate Governance Code builds on the general framework provided for by the Italian civil code and the TUF and sets forth recommendations for responsible corporate governance intended to reflect generally accepted best practice. While these recommendations are not legally binding, the regulations issued by Borsa Italiana require that listed companies issue an annual compliance report disclosing which recommendations, if any, are not being followed and why such recommendations are not being followed. The annual compliance report must also contain a general description of our corporate governance system. As stated in our annual compliance report, which we issued in March 2004, we are substantially in compliance with the recommendations set forth in the Corporate Governance Code.

     Effective January 2004, pursuant to the 2004 corporate law reform, we may choose to adopt one of the following three corporate governance systems: (i) the traditional Italian corporate governance system with a board of directors (consiglio di amministrazione) and a separate board of statutory auditors (collegio sindacale), with supervisory functions; (ii) a two-tier governance system with a management board and a supervisory board; or (iii) a one-tier governance system with a single board, which includes an audit committee.

     As of the date of this annual report, we have decided to maintain the traditional system, which was the only system provided for by Italian law prior to the 2004 corporate law reform. See “—Board of Directors” and “—Statutory Auditors”, above, for a description of the powers and duties of our board of directors and of our board of statutory auditors, respectively. The two boards are separate and no individual may be a member of both boards. Both the members of the board of directors and the members of the board of statutory auditors owe duties of loyalty and care to us.

     As required by Italian law, a firm of outside auditors is in charge of auditing our financial statements. The members of our board of directors and board of statutory auditors, as well as the firm of outside auditors, are directly and separately appointed by votes of our shareholders at a general meeting.

     As recommended by the Corporate Governance Code, moreover, our board of directors also established an internal control committee which is mainly responsible for assessing the adequacy of our internal control system and accounting standards and for relations with outside auditors and essentially advises, assists and makes proposals to our board of directors with respect to all such matters. The three members of our internal control committee are non-executive directors and qualify as independent under the rules of the Corporate Governance Code described below. However, as explained in more detail below, this committee does not serve as our “audit committee” for purposes of Rule 10A-3 under the Exchange Act or NYSE listing standards.

     The traditional Italian corporate governance system, based on two main corporate bodies, contrasts with the unitary system based on a single main corporate body, the board of directors, as envisaged for U.S. companies by the NYSE listing standards.

     We have set out in the following summary the significant differences between Italian corporate governance rules and practices, as we have implemented them, and those applicable to U.S. issuers under NYSE listing standards, as set forth in the NYSE Manual.

     Independent Directors

     NYSE domestic company standards. The NYSE listing standards applicable to U.S. companies provide that “independent” directors must comprise a majority of the board. In order for a director to be considered “independent”, the board of directors must affirmatively determine that the director has no “material” direct or indirect relationship with the company. These relationships “can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationship (among others)”. More specifically, a director is not independent if such director or his/her immediate family members, has certain specified relationships with the company, its parent, its consolidated subsidiaries, their internal or external auditors, or companies that have significant business relationships with the company, its parent or its consolidated subsidiaries. Ownership of a significant amount of stock is not a per se bar to independence. In addition, a three-year “cooling off” period following the termination of any relationship that compromised a director’s independence must lapse before that director can again be considered independent.

     Our practice. In Italy, directors’ independence is the subject of a recommendation of the Corporate Governance Code, rather than mandated by law, and is periodically assessed by the board of directors. The Corporate Governance Code recommends that the board of directors include a number of non-executive directors (i.e., not members of our senior management) such that their views carry significant weight in the adoption of the board’s resolutions. It also recommends that an adequate number of non-executive directors be “independent”.

     Directors’ independence is assessed on the basis of a few general principles, rather than detailed rules. Under the Corporate Governance Code, a director is not considered independent if he or she (i) entertains significant relationships of an economic nature, directly, indirectly or on behalf of third parties, with the issuer or its affiliates (that is, its subsidiaries, executive directors or controlling shareholder(s)) which may unduly influence the directors’ autonomous judgment; (ii) holds, directly, indirectly or on behalf of third parties, an equity interest affording control or a significant influence over the issuer; (iii) is a party to a shareholders’ agreement for the control of the issuer; or (iv) has close family relations with an executive director or other persons who do not themselves qualify as independent. The Corporate Governance Code recommends a three-year cooling off period for individuals who were employees and/or directors of a relevant company and a one-year cooling off period with respect to other relationships of an economic nature. As of March 10, 2004, our board consisted of seven directors, six of whom were non-executive directors and qualified as independent directors under the standards of the Corporate Governance Code.

     In addition, the members of our board of statutory auditors must meet the independence requirements mandated by Italian law. As with directors, statutory auditors’ independence is assessed on the basis of a few general principles, rather than detailed rules. In particular, a person who (i) is a director, or the spouse or a close relative of a director, of our company or any of our affiliates; (ii) has an employment or consulting or similar relationship with our company or any of our affiliates; or (iii) has an economic relationship with us or any of our affiliates which might compromise his/her independence, cannot be appointed to our board of statutory auditors. Although there is no formal cooling off requirement, if a statutory auditor who is a registered chartered accountant (i) during his term entertains, or entertained in the two years prior to the appointment, a regular or material consulting relationship with the company that appointed him as statutory auditor or with any of its subsidiaries, or (ii) during his term is employed by, or serves as a director of – or was employed or served as a director in the three years prior to the appointment – the company that appointed him as statutory auditor or any of its controlling entities, such auditor’s licence may be suspended or withdrawn. Finally, our by-laws are required to provide a system whereby our shareholders can propose alternative lists of candidates for the board of statutory auditors, with two regular and one alternate statutory auditors being elected from the list that receives the highest number of votes at a general shareholders’ meeting and the third regular and the second alternate being chosen from the list that receives the second-highest number of votes. The first candidate of the list who receives the most votes becomes the chairman of the board of statutory auditors. (See “Item 6. Directors, Senior Management and Employees#Board of Statutory Auditors” and also “—Minority Shareholders’ Rights”).

     Executive Sessions

     NYSE domestic company standards. Non-executive directors of U.S. companies listed on the NYSE must meet regularly in executive sessions, and independent directors should meet alone in an executive session at least once a year.

     Our practice. In Italy, neither non-executive directors nor independent directors are required to meet in executive sessions. The members of our board of statutory auditors are required to meet at least once every 90 days.

     Audit Committee and Internal Audit Function

     NYSE domestic company standards. U.S. companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the NYSE. In particular, all members of this committee must be independent and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistle blower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors; and (v) the adoption of an annual performance evaluation. A company must also have an internal audit function, which may be out-sourced, except to the independent auditor.

     Our practice. Rule 10A-3 under the Exchange Act provides that foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by the rule, to the extent permitted by local law), are exempt from the audit committee requirements established by the rule. As a foreign private issuer, we must comply with these requirements or qualify for a valid exemption by July 31, 2005. We are in the process of evaluating the impact of these rules on our corporate governance system and have not yet determined whether we will (i) seek to take advantage, to the extent possible, of the exemption afforded to foreign private issuers having a board of statutory auditors that meets the requirements described above, including, if necessary, by expanding the scope of duties of our board of statutory auditors, to the extent permitted by law; or, alternatively, (ii) comply with the audit committee requirements by expanding, to the extent possible under Italian law, the current mandate of our internal control committee or otherwise. We have an internal audit function, which we have not out-sourced.

     Compensation Committee

     NYSE domestic company standards. Under NYSE standards, the compensation of the CEO of U.S. domestic companies must be approved by a compensation committee (or equivalent) comprised solely of independent directors. The compensation committee must also make recommendations to the board of directors with regard to the compensation of other officers, incentive compensation plans and equity-based plans. Disclosure of individual management compensation information for these companies is mandated by the Exchange Act’s proxy rules, from which foreign private issuers are generally exempt.

     Our practice. Compensation of the chairman of our board of directors, our CEO and other members of our board of directors vested with particular offices is proposed by our compensation committee and approved by our board of directors, after consultation with the board of statutory auditors. Senior management compensation policies are proposed by our CEO, evaluated by our compensation committee and approved by our board of directors. Our equity-based compensation plans are adopted by our board of directors upon proposal of our compensation committee. Please see “—Stock Option Plan”. The Corporate Governance Code recommends that a majority of the members of the compensation committee be non-executive directors. The three members of our compensation committee are non-executive directors and qualify as independent under the criteria described above. We disclose the compensation of each of the members of our board of directors (including our CEO) and our board of statutory auditors in our annual financial statements prepared in accordance with Italian GAAP, and in Item 6 of this annual report on Form 20-F.

     Nominating Committee

     NYSE domestic company standards. Under NYSE standards, a U.S. domestic company must have a nominating committee (or equivalent) comprised solely of independent directors, which is responsible for nominating directors.

     Our practice. We do not have a nominating committee and our compensation committee is not responsible for nominating our directors. Directors may be nominated by any of our shareholders or our board of directors.

     Corporate Governance/Code of Ethics

     NYSE domestic company standards. Under NYSE standards, a company must adopt governance guidelines and a code of business conduct and ethics for directors, officers and employees. A company must also publish these items on its website and provide printed copies on request. Section 406 of the Sarbanes-Oxley Act requires a company to disclose whether it has adopted a code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and if not, the reasons why it has not done so. The NYSE listing standards applicable to U.S. companies provide that codes of conduct and ethics should address, at a minimum, conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and use of company assets; legal compliance; and reporting of illegal and unethical behavior. Corporate governance guidelines must address, at a minimum, directors’ qualifications, responsibilities and compensation; access to management and independent advisers; management succession; director orientation and continuing education; and annual performance evaluation of the board.

     Our practice. We have adopted certain corporate governance guidelines (including with respect to our internal control system, significant transactions, management and handling of confidential information and internal dealing), a compliance program to prevent certain criminal offenses and a code of conduct for our directors, employees and others acting on our behalf. As noted in Item 16B of this annual report, we have also adopted a code of ethics meeting the requirements of Section 406 of the Sarbanes-Oxley Act.

     We believe that our codes of conduct and ethics address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above. Our corporate governance guidelines, on the other hand, do not address all of the issues contemplated by the NYSE domestic company standards.

     As noted above, we must issue an annual report describing our corporate governance system and disclosing the level of our compliance with the recommendations of the Corporate Governance Code. This report and all our guidelines, programs and codes are available, both in English and in Italian, on our website at www.enel.it in the “Investor relations#Corporate Governance” section. Information appearing on the website is not incorporated by reference into this annual report.

     Certifications as to Violations of NYSE Standards

     NYSE domestic company standards. Under NYSE listing standards, the CEO of a U.S. company must certify annually that he or she is unaware of any violation by the company of the NYSE corporate governance standards. This certification must be included in the company’s annual report to shareholders (or, if no annual report is prepared, its Form 10-K). The CEO must also notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with the NYSE corporate governance standards.

     Our practice. The NYSE does not apply the first of the two domestic certification standards to foreign private issuers. Accordingly, our CEO must only notify the NYSE in writing if any executive officer becomes aware of any material non-compliance with NYSE corporate governance standards.

     Shareholder Approval of Adoption and Modification of Equity Compensation Plans

     NYSE domestic company standards. Shareholders of a U.S. company listed on the NYSE must approve the adoption of and any material revision to the company’s equity compensation plans, with certain exceptions.

     Our practice. Although our shareholders must authorize (i) the issuance of shares in connection with capital increases, and (ii) the buy-back and resale of our own shares, the adoption of equity compensation plans does not per se require prior shareholders’ approval.

Material Contracts

     Neither we nor any member of our group entered into any material contract, other than contracts entered into in the ordinary course of our businesses, during the two years immediately preceding the publication of this document.

Exchange Controls

     No exchange control consent is required in Italy for the transfer to persons outside of Italy of dividends or other distribution with respect to, or of the proceeds form the sale of, shares of an Italian company.

     However, Italian resident and non-resident investors who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments or other securities in excess of Euro 12,500 must report all such transfers to the Italian Exchange Office (“Ufficio Italiano Cambi” or “UIC”). In the case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years for inspection by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The UIC is required to maintain reports for a period of ten years and may use such reports, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.

     Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period foreign investments or financial assets are no longer owned. No such tax disclosure is required if (i) the foreign investments or financial assets are exempt from income tax; or (ii) the total value of the foreign investments or financial assets at the end of the taxable period or the total amount of the transfers effected during the fiscal year does not exceed Euro 12,500. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.

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

     For purposes of the summary, beneficial owners of ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Income Tax Convention”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. holders”. Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. holders that are also residents of Italy. A new tax treaty to replace the current Income Tax Convention was signed on August 25, 1999, but has not yet been ratified by Italy. The new treaty would not change significantly the provisions of the current Income Tax Convention that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis. Unless otherwise stated, this summary assumes that a U.S. holder is eligible for the benefits of the Income Tax Convention.

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

     Under current Italian law, all shares of Italian listed companies (including the ordinary shares) must be held in a centralized clearing system authorized by CONSOB. Under applicable tax provisions, if the ordinary shares are held through the centralized clearing system managed by Monte Titoli S.p.A. (“Monte Titoli”) (the only such system currently authorized in Italy), no withholding tax on dividends is applied by the Company. Instead of the withholding tax a substitute tax (imposta sostitutiva) is applied on dividend distributions to non-resident holders of ordinary shares (or ADSs relating to such ordinary shares) at a rate equal to the withholding tax that would otherwise be due. The substitute tax is applied by the resident or non-resident intermediary with which the ordinary shares are deposited and which participates in the Monte Titoli system (directly or through a foreign centralized clearing system participating in the Monte Titoli system). The procedures to be followed by a non-resident holder in order for the intermediary with which the ordinary shares are deposited to apply a reduced rate of tax pursuant to an applicable income tax convention are as follows. The intermediary must receive (i) a declaration of the non-resident holder that contains certain data identifying the non-resident holder and indicating the existence of all the conditions necessary for the application of the relevant income tax convention and the determination of the applicable treaty rate of withholding and (ii) a certification by the tax authorities of the non-resident holder’s country of residence that the holder is a resident of that country for purposes of the income tax convention and, as far as it is known to such authorities, the holder has no permanent establishment in Italy (which certificate will be effective until March 31 of the year following submission). If the ordinary shares are deposited with a non-resident intermediary, such intermediary must appoint as its fiscal representative in Italy a bank or an investment services company that is resident in Italy, the permanent establishment in Italy of a non-resident bank or investment services company, or a company licensed to manage a centralized depository and clearing system, to carry out all duties and obligations relating to the application and administration of the substitute tax.

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

     The gross amount of dividends (that is, the amount before reduction for Italian withholding tax) paid to U.S. holders will be subject to U.S. federal income taxation as dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in lire or euro will be includible in the income of U.S. holders in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to our ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends”. Dividends paid on our ADSs will be treated as qualified dividends if we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”), foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC, FPHC or FIC for our 2004 taxable year.

     If the Depositary converts the euro into dollars on the day it receives them, U.S. holders generally must not realize foreign currency gain or loss in respect of dividend income. A U.S. holder who receives a treaty refund may be required to recognize foreign currency gain or loss, which will be treated as ordinary gain or loss, to the extent the amount of the treaty refund (in dollars) received by the holder differs from the dollar equivalent of the foreign currency amount of the treaty refund on the date the dividends were received by the Depositary. The Italian withholding tax (less any refund to which such holder is entitled under the Income Tax Convention) will be treated as a foreign income tax which such holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their United States federal income tax liability.

     Distributions of additional shares to U.S. holders with respect to their ADSs that are made as part of a pro rata distribution to all of Enel’s shareholders generally will not be subject to U.S. federal income tax.

     Tax on capital gains

     As of January 1, 2004, capital gains realized by non-resident shareholders on the disposal of a “qualified” shareholding held as a capital asset and not in connection with a permanent establishment or fixed base through which such shareholders carry on or perform business services in Italy are no longer subject to Italian capital gain tax (“CGT”) but to personal or corporate income tax, for an amount equal to 40% of the overall gain. Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward up to four years. A “qualified” shareholding is constituted by ordinary shares or ADSs and/or rights representing more than 5% of a listed company’s total share capital or more than 2% of its share capital voting in the ordinary shareholders meeting. A disposal of a “qualified” shareholding occurs if in any 12-month period immediately following the date when a shareholding meets one of the thresholds illustrated above, the shareholder engages in disposals of shares or ADSs that, individually or in aggregate, constitute a “qualified” shareholding. The taxable gain realized by a non-resident shareholder who is an individual would be subject to progressive personal income tax rates (currently, the marginal tax rate is equal to 45%, plus a surcharge of up to 1.4%, depending on the municipality in which the shareholder resides). The taxable gain realized by a non-resident corporate shareholder would be subject to corporate income tax, currently levied at a rate of 33%.

     Generally, CGT, levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings, whether held within or outside Italy. A “non-qualified” shareholding is constituted by an interest in Enel which does not reach the thresholds described above. However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company the shares of which are listed on a regulated market, such as the Enel shares, even when such shareholdings are held in Italy.

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

     However, should a gift of shares or ADSs for a value exceeding Euro 180,759.91 (the “Threshold”) occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of Euro 129.11 would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to Euro 516,456.91 in cases where the beneficiary is either underage (i.e., younger than 18) or a person with a handicap recognized pursuant to applicable law.

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

Item 11. Quantitative and Qualitative Disclosure About Market Risk

Price Risk Management and Market Risk Information

     We purchase electricity from countries that use currencies other than the euro and also purchase fuel in the international oil and natural gas markets, where prices are generally denominated in U.S. dollars. As a consequence, we are subject to market risks from changes in foreign exchange rates and commodity prices. We are also directly subject to interest rate risks related to our financial indebtedness.

     The system for the reimbursement of fuel costs through tariffs that was in place through March 31, 2004 reduced our commodity price and exchange rate risks from fuel purchases and imports of electricity. This structure included a reimbursement component for fuel costs and imports that was based on, among other things, an index to the price of a basket of fuels on international markets (which are generally priced in U.S. dollars). This index was adjusted so that changes in fuel costs and exchange rate fluctuations were reflected in the levels of reimbursements and, as a consequence, in tariffs. As a result, our commodity price and exchange rate exposures for fuel purchases related mainly to the time lag between our incurrence of fuel costs and the calculation period used to determine the level of reimbursements. In 2003, we systematically hedged our foreign exchange and commodity exposure for fuel purchases arising from this time lag through Enel Trade using the instruments described below.

     On March 31, 2004, the pool market became operational. As a result, we are now facing the market risk arising from the fact that prices on the market are determined by competitive bidding among participants. However, under the current regulatory framework, generation companies may also sell electricity through over-the-counter bilateral contracts with buyers, and enter into contracts for differences, which are swap or similar arrangements relating to the supply of electricity, with the Single Buyer (as well as with other producers, retail suppliers or Eligible Customers). Our use of both over-the-counter bilateral contracts and contracts for differences with the Single Buyer is contributing to reduce our pool market price risk exposure. In addition, we believe that the potential impact of this market risk vis-à-vis our competitors is mitigated by the homogeneity of the cost structure of Italian generation companies and by the limited import capacity of the transmission lines that connect the Italian network with those of other countries. Finally, for the amount of energy we sell in the pool market and for which we do not enter in contracts for differences with the Single Buyer, we are putting in place a hedging strategy based on our assessment of our exposure to changes in pool market prices as compared to our generation costs in Italy, using swaps and other hedging instruments.

     Our exchange rate exposure for electricity imports is principally limited to imports denominated in Swiss francs. In 2003, approximately 48% of our electricity imports by value were denominated in Swiss francs. The balance of our electricity imports are denominated in euro, and we do not have an exchange rate risk on these imports as a result. We actively manage the exchange rate exposure on our accounts payable in Swiss francs.

     Almost all of our long-term debt is denominated in euro and as a result is not subject to exchange rate risk. At December 31, 2003, we were fully exposed to exchange rate risk on only Euro 668 million (including approximately Euro 408 million of long-term debt which relates to our operating subsidiaries in North America and Central South America and which is denominated in the currency of the territories in which such subsidiaries operate) out of a total Euro 22,016 million in outstanding long-term debt.

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

     With respect to commodity risk management, Enel Trade (previously Enel F.T.L.) is the company of our Group in charge of the commercial relations with operators in the energy and fuel procurement markets, including purchases of financial derivatives based on energy indexes for hedging purposes. Under a strict Group risk management policy, each company of the Group is assigned a maximum amount of risk that it is allowed to maintain, and enters into derivatives with Enel Trade in order to reduce its risk below the assigned maximum allowed amount. Enel Trade aggregates the risk positions on commodities from our companies through these intercompany derivatives and nets opposing positions related to these intercompany derivatives and purchases of commodities made by it. To reduce the residual risk following these netting operations below the maximum limit set annually by the Group’s policy, Enel Trade uses cash-settled derivatives of the types described below under “Commodity Price Risk”. Enel Trade’s use of such derivative instruments is limited to hedging the Group’s risks arising from changes in the prices of physical commodities used in our operations, since we do not buy and sell derivative instruments for trading or speculative purposes.

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

     Foreign exchange risk

     As explained above, our principal foreign exchange risk relates to fuel costs and electricity imports. At December 31, 2003, we also had foreign exchange risk exposure on Euro 668 million in debt denominated in non-euro currencies, which represented 3.0% of our total long-term debt. Our exposure to foreign currency exchange rates is primarily in respect of U.S. dollars for fuel purchases and in respect of Swiss francs for electricity imports.

     We use forward exchange contracts and currency options in managing our foreign exchange risk. As of December 31, 2003, we had outstanding forward exchange contracts and options used to hedge our several exchange risks with an aggregate notional amount of Euro 2,384 million (Euro 4,095 million as of December 31, 2002). In particular we had:

•
contracts with a notional amount of Euro 1,681 million used to hedge the foreign exchange risk related to fuel purchases, electricity imports and expected cash flows in currencies other than the euro (Euro 2,445 as of December 31, 2002); and

•
contracts with a notional amount of Euro 440 million used to hedge the foreign exchange risk related to the repayment of the commercial paper we issued in foreign currency (Euro 725 as of December 31, 2002).

     We generally enter into these contracts with respect to the same amount and date of a repayment obligation or the cash flow that we expect to generate, thus any change in fair value of these contracts deriving from a possible appreciation or depreciation of the euro against other currencies would be fully offset by a corresponding change in the fair value of the underlying position.

     At the end of 2003, we also had in place Euro 153 million of foreign exchange forward contracts (Euro 671 million at December 31, 2002) and Euro 110 million of options (Euro 254 million at December 31, 2002) used to hedge any residual foreign exchange risk on an aggregate basis.

     The fair value of these derivatives was negative by Euro 51 million at December 31, 2003 (negative by Euro 54 million in 2002). Assuming a 10% depreciation of the euro against all the other currencies to which we have exchange rate exposure, the fair market value of these financial instruments, including long-term debt exposed to foreign exchange risk, would have increased by Euro 17 million in 2003 (as compared to an increase of Euro 68 million in 2002).

     Interest rate risk

     Our outstanding total medium-term and long-term debt at December 31, 2003 amounted to Euro 22,016 million, of which Euro 14,095 million, or 64% of the total, bore interest at floating rates, principally based on Euribor, and Euro 7,921 million, or 36%, bore interest at fixed rates.

     To improve the mix of our fixed and floating rate exposures, we have entered into interest rate hedging contracts, particularly interest rate swaps, collars and swaptions. In interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to the notional principal amount and the fixed or floating interest rates that we have agreed with the other parties. An interest rate collar is a combination of options that enables us to lock our debt cost into a predetermined interest rate range. We primarily use zero-cost collars that do not require payment of an option premium. Through a swaption, we acquire or sell the option to enter into an interest rate swap at a certain date in the future.

     At December 31, 2003, we had arranged interest rate derivatives with a notional amount of Euro 9,479 million (Euro 8,704 million at December 31, 2002), of which Euro 8,580 million were interest rate swaps (Euro 7,697 million at December 31, 2002), Euro 873 million were interest rate collars (Euro 857 million at December 31, 2002), and Euro 26 million were swaptions (Euro 50 million at December 31, 2002). The fair value of these derivatives was negative by Euro 365 million at such date (negative by Euro 358 million in 2002). You should read note 21 to our financial statements for a further discussion of the fair value of these derivatives. See also “Item 5. Operating and Financial Review and Prospects—U.S. GAAP Reconciliation—Critical Accounting Policies under U.S. GAAP”.

     With these contracts in place, we estimate that the portion of our long-term debt still exposed to interest rate fluctuations, appropriately weighting the notional value of interest rate collars, is approximately 34%.

     Based on the results of our sensitivity analysis, at December 31, 2003, a 10% decrease in interest rates would have increased the net negative fair value of our portfolio of financial instruments, including long term debt and interest rate derivatives, by Euro 307 million (Euro 147 million in 2002). However, we do not consider such an increase in the net negative fair value to be a significant risk, because it would affect earnings and cash flow only if we were to reacquire all or a portion of these instruments on the open market prior to their maturity.

     We believe that our effective interest rate risk depends on the likelihood that interest rates will increase. Because our revenues are not directly linked to interest rates, our principal interest rate risk is that a general rise in interest rates will result in a higher interest expense on the unhedged portion of our floating-rate debt. If interest rates were to increase by 10% over December 31, 2003 levels, our consolidated interest expense, including with respect to long term debt and interest rate derivatives, would increase by a total of approximately Euro 23 million per year (Euro 18 million in 2002). Such amount is the net result of the impact of the increase in interest charges on the floating rate portion of our outstanding long term debt, partially offset by positive flows deriving from our hedging contracts.

     Commodity price risk

     Since 2000, we have adopted a systematic approach to cover commodity pricing and currency risk linked to the reimbursement mechanism. Enel Trade entered into derivatives contracts on commodities in order to fix part of the difference between our costs and the related contribution we received through tariffs, as well as to manage other risks related to the purchase of commodities for our trading and gas sale activities. Because of the uncertainty at the end of 2003 as to the actual starting date of the operations of the pool market, as of December 31, 2003 we had no positions open for the purpose of hedging of electricity prices and prices of fuel used in generation activities. As a result, our overall volume of contracts to hedge commodity price risks at December 31, 2003 decreased significantly as compared to volumes at December 31, 2002, as our only such contracts open at that date were those related to purchases of fuel.

     At December 31, 2002, the notional value of our open contracts was as follows:

•	Futures: Euro 354 million or 12,752 contracts;

•	Swaps on petroleum indexes: Euro 268 million or 2,062,518 tones; and

•	Swaps on gas transmission fee: 1 billion cubic meters per year. At December 31, 2003, the notional value of our open contracts was as follows:

     At December 31, 2003, the notional value of our open contracts was as follows:

•	Futures: Euro 36.6 million or 1,437 contracts;

•	Swaps on petroleum indexes: Euro 36.7 million or 335,852 tones; and

•	Swaps on gas transmission fee: 1 billion cubic meters per year.

     The following table shows the fair value of these contracts at December 31, 2002 and at December 31, 2003.

	As of December, 31
	2003	2002
	Fair Value (in millions of euro)
Futures	0.5	23.2
- assets	0.6	25.0
- liabilities	(0.1)	(1.8)

Swaps on Petroleum indexes	1.6	7.1
- assets	2.3	13.1
- liabilities	(0.7)	(6.0)

Gas Transmission fee	(9.6)	(9.4)
- assets	0.0	0.0
- liabilities	(9.6)	(9.4)

Total	(7.5)	20.9
- assets	2.9	38.1
- liabilities	(10.4)	(17.2)

     Positive or negative changes in the fair value of our derivative commodities contracts result from an increase or decrease in the price of the underlying commodities. Changes in the fair value of our derivative commodities contracts related to commodities we purchase and resell are generally offset by opposite negative or positive changes in the fair value of our revenues-cost margin.

     Based on the results of our sensitivity analysis, at December 31, 2003, a 10% increase in commodity price levels would have caused an increase in the value of our derivative contracts of Euro 5.4 million (Euro 50 million in 2002), while a 10% decrease would have caused a concomitant decrease of Euro 5.4 million (Euro 50 million in 2002).

     In 2004, we are also entering into derivatives contracts on commodities in order to hedge our exposure to electricity prices and the price of fuel we use in generation activities, with respect to the amount of energy we sell in the pool market and for which we do not enter in contracts for differences with the Single Buyer. We believe that changes in the fair value of these derivative commodities contracts are generally offset by opposite negative or positive changes in the fair value of our revenues-cost margin. This will occur primarily to the extent prices in the pool market rise or decline in close relation to rises or declines in prices of fuels, which we expect will continue until significant volumes of electricity generated at generation costs lower than current average generation costs in Italy shall be available as a result of increased imports and/or the construction of new plants in Italy.

     In accordance with our accounting policies, we do not account for commodity contracts at fair value for Italian GAAP purposes. For additional detail on the volume of such contracts, see “Item 5. Operating and Financial Review and Prospects—Contractual Obligations and Commitments”.

     We believe that we are not exposed to significant counterparty risk, or the risk of potential losses that may arise from the non-fulfillment of contractual obligations by individual counterparties of our hedging instruments, given the high credit ratings of our counterparties.

Item 12. Description of Securities Other Than Equity Securities

     Not applicable.

PART II

Item 13. Defaults, Dividends Averages and Delinquencies

     None.

Item 14. Material Modifications to the Rights of Security Holders and Proceeds

     Not applicable.

Item 15. Controls and Procedures

     We carried out an evaluation under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures, as of December 31, 2003. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our chief executive officer and chief financial officer concluded that the disclosure controls and procedures as of December 31, 2003, were effective to provide reasonable assurance that information required to be disclosed in the reports we file and submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported as and when required. There was no change in our internal control over financial reporting during 2003 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [Reserved]

Item 16A. Audit Committee Financial Expert

     Our board of directors has determined that Piero Gnudi, the Chairman of our board of directors, qualifies as an “audit committee financial expert” within the meaning of this Item 16A.

Item 16B. Code of Ethics

     The Company has adopted a broad code of ethical conduct applicable to all of its directors, employees and others acting on its behalf. In addition to this code of ethical conduct, the Company adopted a specific code of ethics, as defined in Item 16B of Form 20-F under the Securities Exchange Act of 1934, as amended, that is applicable to the Company’s chief executive officer, chief financial officer, chief accounting officer, controller and persons performing similar functions to any of the foregoing. This code of ethics is attached hereto as Exhibit 4.1. If the Company amends the provisions of this code of ethics that apply to its chief executive officer, chief financial officer, chief accounting officer, controller and persons performing similar functions, or if the Company grants any waiver of such provisions, it will timely disclose such amendment or waiver through a special Form 6-K.

Item 16C. Principal Accountant Fees and Services

     Audit and Non-Audit Fees

     The following table sets forth the fees billed to the Company by its independent auditors, KPMG S.p.A., with respect to the fiscal years ended December 31, 2002 and 2003, which do not include VAT and expenses:

	Year ended December 31,
	2003	2002
	(in millions of euro)
Audit fees	1.9	1.6
Audit-related fees	0.2	0.4
Tax fees	0.0	0.0
Other fees	0.0	0.0

Total fees	2.1	2.0

     Audit fees in the above table are the aggregate fees billed by KPMG S.p.A. in connection with the audit of the Company’s annual and interim financial statements and the Company’s annual sustainability financial statements.

     Audit-related fees in the above table are the aggregate fees billed by KPMG S.p.A. for procedures performed in connection with the issuance of debt securities and due diligence relating to acquisitions, dispositions and other contemplated transactions.

     Audit Committee Pre-Approval Policies and Procedures

     Our shareholders are responsible for the appointment of the independent auditor for the performance of the annual statutory audit, as required by Italian law, on the proposal of the board of directors. In accordance with Italian law, our board of statutory auditors is required to make a recommendation to the shareholders with respect to the board of directors’ proposal prior to the shareholder vote.

     In June 2003, our board of directors approved a corporate compliance code requiring among other things that management not engage the independent auditor to perform any audit-related service without first obtaining the express approval of the internal control committee. Proposals to engage the independent auditor to perform non-audit services, if any, must be approved by our board of directors on a case-by-case basis. In 2003, the board of directors did not approve any such engagement.

PART III

Item 17. FINANCIAL STATEMENTS

     Not applicable.

Item 18. FINANCIAL STATEMENTS

     Notice on the audit report for 2001. The audit firm Arthur Andersen S.p.A. has been the auditor of Enel S.p.A. and, consequently, principal auditor to the Group for the fiscal year 2001. In May 2002, KPMG S.p.A. was appointed as our auditor for the three-year period 2002-2004. During 2002, Arthur Andersen S.p.A. terminated its affiliation with the Andersen Worldwide network and entered into an agreement to associate with the Deloitte Touche Tohmatsu international practice, through an agreement with that network’s Italian member firm, Deloitte & Touche S.p.A., and changed its business name to “Deloitte & Touche Italia S.p.A”. Deloitte & Touche LLP has confirmed to the Securities and Exchange Commission that Deloitte & Touche Italia S.p.A. is qualified to practice before the Commission, having provided written representation that policies and practices consistent with the objectives set forth in Appendix K, SECPS §1000.45 have been established. Deloitte & Touche Italia S.p.A. (as the successor entity to Arthur Andersen S.p.A.) did not participate in the preparation of this report, did not reissue the Arthur Andersen S.p.A. audit report with respect to the financial statements for the years ended December 31, 2001 included in this report and did not consent to the inclusion in this report of that audit report. We include in this Annual Report the report of independent auditors issued by Arthur Andersen S.p.A. with respect to the financial statements for the year 2001.

INDEX TO EXHIBITS FILED WITH THIS REPORT

Item 19. EXHIBITS

     1.1 By-laws of the Company.

     2.1 Deposit Agreement, as amended, among Enel S.p.A. and Citibank N.A., as Depositary, and the owners of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 333-6868) on Form F-6 effective as of October 29, 1999 and the Post-effective Amendment No. 1 to Form F-6 effective as of July 9, 2001).

     3.1 List of Subsidiaries.

     4.1 Code of Ethics.

     12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

     13.1 Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

REPORT OF INDEPENDENT PUBLIC ACCOUNTING FIRM

To the Shareholders of

ENEL S.p.A.

We have audited the accompanying consolidated balance sheets of ENEL S.p.A. (an Italian corporation) and subsidiaries (the “Company”) as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of the subsidiary Wind Telecomunicazioni S.p.A. and its consolidated subsidiaries (“Wind”), which statements reflect total consolidated assets constituting 14% and 15% of the related consolidated totals at December 31, 2003 and 2002 respectively, and total consolidated revenues constituting 14% and 12% of the related consolidated totals for those respective years. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Wind, before conversion to generally accepted accounting principles in the United States of America, is based solely on the report of the other auditors. The consolidated financial statements of the Company for the year ended December 31, 2001 were audited by other auditors who were a member firm of a worldwide organisation that has ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements, before the restatements described in Notes 24 and 25 (h) to the accompanying consolidated financial statements, in their report dated April 19, 2002.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits, which include procedures relating to the adjustments to convert information with respect to Wind as reported under generally accepted accounting principles in Italy to amounts reported under generally accepted accounting principles in the United States of America, and the report of the other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ENEL S.p.A. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended, in conformity with generally accepted accounting principles in Italy.

Accounting principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 23, 24 and 25 to the consolidated financial statements.

As discussed above, the 2001 consolidated financial statements of the Company were audited by other auditors who have ceased operations. As described in Note 24, the Company changed in 2003 and 2002 the classification of the gain on disposal of the generation business in the consolidated statements of income, and the amounts disclosed in the 2001 consolidated statement of income relating to the gain on disposal of the generation business have been restated to conform to the 2003 presentation of the consolidated statement of income. As described in Notes 25 (h), the Company changed the composition of its reportable segments in 2003 and 2002, and the amounts disclosed in the 2001 consolidated financial statements relating to reportable segments have been restated to conform to the 2003 composition of reportable segments. We audited the adjustments described in Notes 24 and 25 (h) that were applied to restate the classification of the gain on disposal of the generation business and to restate the disclosures for reportable segments reflected in the 2001 consolidated financial statements. In our opinion, such adjustments are appropriate and have been properly applied. However we were not engaged to audit, review, or apply any procedures to the 2001 consolidated financial statements of the Company other than with respect to such adjustments and, accordingly, we do not express an opinion or any other form of assurance on the 2001 consolidated financial statements taken as a whole.

/S/ KPMG S.p.A.

_____________________________

KPMG S.p.A.

Rome, Italy

May 3, 2004, except with reference to notes 26 (a), 26 (c), 26 (f), 26 (g) and 26 (h) to the consolidated financial statements, for which this report is dated June 30, 2004.

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

     /s/ ARTHUR ANDERSEN S.p.A.

     Rome, Italy,

April 19, 2002

ENEL S.P.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2003

	2002	2003	2003
			(millions of U.S.
	(millions of euro)		dollars)
ASSETS
Current assets:
Cash and cash equivalents (Note 2)	400	452	569
Receivables: (Note 4)
Customers	6,924	6,884	8,672
Other	3,497	2,559	3,224
Inventories (Notes 2 and 5)	3,266	4,211	5,305
Accrued income and prepayments	377	414	521

	14,464	14,520	18,291

Utility plant (Notes 2 and 6)	81,832	83,591	105,300
Accumulated depreciation (Notes 2 and 6)	(46,741)	(48,576)	(61,192)

	35,091	35,015	44,108

Construction work in progress and advance payments	2,442	2,140	2,696

	37,533	37,155	46,804

Other non-current assets:
Intangible assets (Notes 2 and 7)	13,029	13,576	17,102
Investments (Notes 2 and 8)	385	335	422
Other (Note 9)	1,608	3,344	4,212

	15,022	17,255	21,736

Total Assets	67,019	68,930	86,831

     The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2003

	2002	2003	2003
			(millions of U.S.
	(millions of euro)		dollars)
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt (Note 10)	1,120	4,011	5,053
Short term debt (Note 10)	7,251	4,632	5,835
Trade accounts payable	6,664	5,602	7,057
Taxes payable	889	1,511	1,903
Advances from customers	1,988	3,075	3,873
Accrued expenses and other current liabilities	4,004	4,077	5,136

	21,916	22,908	28,857

Long-term debt (Note 10)	17,172	18,005	22,681

Other non-current liabilities:
Reserves for pensions and similar obligations (Note 11)	472	462	582
Reserves for employee termination indemnities	1,415	1,298	1,635
Deferred income taxes (Note 20)	3,104	2,515	3,168
Other (Notes 12 and 21)	2,168	2,618	3,298

	7,159	6,893	8,683

Shareholders’ equity (Note 13):
Share capital, euro 1 par value per share (6,063,075,189 shares authorized, issued and outstanding)	6,063	6,063	7,638
Legal reserve	1,453	1,453	1,830
Law 292/93 reserve	2,215	2,215	2,790
Retained earnings	9,033	8,884	11,191
Net income	2,008	2,509	3,161

	20,772	21,124	26,610

Total Liabilities and Shareholders’ Equity	67,019	68,930	86,831

     The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003	2003
				(millions of U.S.
	(millions of euro)			dollars)
Operating revenues (Notes 2 and 14):
Sales and services:
Energy sales and transport	21,323	20,208	19,834	24,985
Electricity equalization fund contribution	783	187	179	225
Telecommunications services	2,817	3,642	3,959	4,987
Gas sales to end users	423	780	1,254	1,580
Other revenues	3,435	5,160	6,091	7,673

	28,781	29,977	31,317	39,450
Operating expenses:
Personnel (Note 15)	3,722	3,589	3,440	4,333
Fuel for thermal generation (Note 16)	5,249	4,255	4,101	5,166
Purchased power (Note 16)	3,649	4,802	4,620	5,820
Depreciation and amortization (Notes 2 and 6)	4,459	4,477	4,516	5,689
Services and rentals (Note 17)	5,633	5,710	5,224	6,581
Materials and supplies (Note 16)	2,349	4,212	4,111	5,179
Provision	599	504	593	747
Other	577	721	924	1,163
Capitalized expense (Note 2)	(934)	(1,173)	(944)	(1,189)

	25,303	27,097	26,585	33,489

Operating income	3,478	2,880	4,732	5,961

Financial income (expense) (Note 18):
Financial income	207	286	425	536
Financial expense	(1,317)	(1,464)	(1,555)	(1,959)

	(1,110)	(1,178)	(1,130)	(1,423)

Equity losses (Note 8)	(85)	(59)	(73)	(92)
Extraordinary income (expense) (Notes 2 and 19)	2,318	736	(136)	(171)

Income before income taxes	4,601	2,379	3,393	4,275

Income taxes (Notes 2 and 20)	649	608	966	1,217

Income before minority interests	3,952	1,771	2,427	3,058
Minority interests	274	237	82	103

Net income	4,226	2,008	2,509	3,161

The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	Share Capital	Legal Reserve	Law 292/93 Reserve	Retained Earnings	Net Income	Total
			(millions of euro)
Balance at January 1, 2001	6,263	1,253	3,117	5,491	2,188	18,312

Allocation of 2000 net income to reserves	—	—	—	1,963	(1,963)	—
Dividends paid	—	—	(902)	(451)	(225)	(1,578)
Translation of foreign companies’ financial statements and other changes	—	—	—	6	—	6
Restatement of the capital stock in euro and reverse stock split	(200)	200	—	—	—	—
Net income for 2001	—	—	—	—	4,226	4,226

Balance at December 31, 2001	6,063	1,453	2,215	7,009	4,226	20,966

Allocation of 2001 net income to reserves	—	—	—	2,043	(2,043)	—
Dividends paid	—	—	—	—	(2,183)	(2,183)
Translation of foreign companies’ financial statements and other changes	—	—	—	(19)	—	(19)
Net income for 2002	—	—	—	—	2,008	2,008

Balance at December 31, 2002	6,063	1,453	2,215	9,033	2,008	20,772

Dividends paid	—	—	—	(175)	(2,008)	(2,183)
Asset revaluation	—	—	—	33	—	33
Translation of foreign companies’ financial statements and other changes	—	—	—	(7)	—	(7)
Net income for 2003	—	—	—	—	2,509	2,509

Balance at December 31, 2003	6,063	1,453	2,215	8,884	2,509	21,124

(millions of U.S. dollars)
Balance at December 31, 2003	7,638	1,830	2,790	11,191	3,161	26,610

The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES CONSOLIDATED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003

	2001	2002	2003	2003
				(millions of U.S.
	(millions of euro)			dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before minority interests	3,952	1,771	2,427	3,058
Depreciation and amortization	4,459	4,477	4,516	5,689
Writedowns (revaluations), net	774	1,832	308	388
Net changes in reserves for employee termination indemnities	(76)	117	(69)	(87)
Net changes in other reserves	(92)	19	236	297
Gain on disposal of assets, net	(3,017)	(2,772)	(528)	(665)
Interest income	(207)	(286)	(425)	(536)
Interest expense	1,317	1,465	1,555	1,959
Income taxes	649	608	966	1,217
(Increase) Decrease:
Inventories	(295)	(1,320)	(1,028)	(1,295)
Accounts receivable	(1,684)	134	378	476
Accrued income, prepayments and other	(13)	(53)	(34)	(43)
Equalization fund receivables	1,679	44	24	30
Trade accounts payable	356	1,434	275	346
Accrued expenses and other current liabilities	80	204	15	19
Interest received	207	286	425	536
Interest paid	(1,269)	(1,436)	(1,511)	(1,903)
Income taxes paid	(656)	(1,731)	(357)	(450)

Net cash provided by operating activities	6,164	4,793	7,173	9,036
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment:
Capital expenditure (tangibles and intangibles)	(4,718)	(5,717)	(3,969)	(5,000)
Unconsolidated subsidiaries	(547)	(39)	(37)	(47)
Investments in consolidated subsidiaries, net of cash acquired	(8,301)	(2,339)	(1,601)	(2,017)
Other changes in fixed assets	7	111	28	36

	(13,559)	(7,984)	(5,579)	(7,028)
Disposals:
Disposal of businesses	4,670	3,665	654	824
Fixed assets	223	113	230	290

	4,893	3,778	884	1,114

Net cash used in investing activities	(8,666)	(4,206)	(4,695)	(5,914)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in long-term debt	8,384	2,411	3,419	4,307
Repayment of long-term debt	(4,318)	(1,029)	(1,350)	(1,701)
Change in short-term debt	570	924	(2,056)	(2,590)

	4,636	2,306	13	16
Dividends paid	(1,578)	(2,183)	(2,183)	(2,750)

	2001	2002	2003	2003
				(millions of U.S.
	(millions of euro)			dollars)
Electricity industry pension fund contribution and other pension obligations	(651)	(611)	—	—
Payment of substitute tax on freeing-up of reserves and tax amnesty charges	—	(402)	(365)	(460)
Minority capital contribution and other minor items	191	116	109	137

Net cash (used in) provided by financing activities	2,598	(774)	(2,426)	(3,057)
NET CASH FLOW FOR THE YEAR	96	(187)	52	65
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	491	587	400	504

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	587	400	452	569

     The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) GENERAL

ENEL S.p.A. (the “Parent”) and its subsidiaries (the “Subsidiaries” or the “Subsidiary Companies”), (collectively the “Company” or “ENEL”) are involved in the generation, transmission, distribution and sale of electricity, providing the majority of the electric service in Italy. ENEL, through Wind Telecomunicazioni S.p.A. (“WIND”), also provides mobile and fixed telecommunications services. Gas distribution and sale, fuel trading, engineering and contracting represent the other principal activities of ENEL. International operations are mainly represented by the generation and distribution of electricity in Spain, through Viesgo.

The Parent is the successor entity to Ente Nazionale per l’Energia Elettrica, which was established as a public statutory body by the Italian Parliament in 1962 when the Treasury Ministry nationalized approximately 1,250 private electric companies. In July 1992, the public statutory body was converted into a joint stock company in accordance with Law No. 359 of August 8, 1992, which provided for the privatization of ENEL.

ENEL’s privatization was launched in 1999 when a total of 3,848,802,000 ENEL’s ordinary shares (1,924,401,000 taking into account the reverse stock split made in 2001) representing 31.74% of its capital stock, were placed on the market, with the net proceeds going to the Ministry of Treasury (the “Treasury Ministry”) of the Republic of Italy. At December 31, 2002, 67.576% of the share capital of the Parent Company was owned by the Treasury Ministry. At December 31, 2003, 50.63% of the share capital of the Parent Company is owned by the Treasury Ministry and 10.35% is owned by Cassa Depositi e Prestiti SpA, a company controlled by the Treasury Ministry.

In July 2000, the Company, which owned a 51% interest in WIND, acquired an additional interest, thus raising ENEL’s interest to 56.63%.

On March 29, 2001, ENEL, through its wholly owned subsidiary Enel Investment Holding BV, purchased 100% of the share capital of Infostrada S.p.A. (fixed line telecommunications operator in Italy). The acquisition was treated as a purchase, with resulting goodwill, considering also the ancillary costs, of euro 7,632 million, which is being amortized over 15 years (see Note 7).

On July 31, 2001, Enel Investment Holding BV contributed its 100% interest in Infostrada S.p.A. to WIND against receipt of shares of WIND corresponding to 38.7% of the share capital of WIND, after the stock issuance, increasing ENEL’s share to 73.42%. For consolidation purposes, this transaction was treated as a reorganization under common control, and accordingly the assets and liabilities transferred were accounted for at their historical carrying values.

On March 20, 2003, ENEL reached an agreement for the acquisition of the 26.6% share in WIND’s capital stock held by the France Telecom Group, thus achieving full ownership of WIND. The price for the acquisition amounts to euro 1,330 million. In addition to the purchase price, the seller was reimbursed euro 59 million of capital contributions made to WIND. The agreement provides for payments of additional consideration to France Telecom in case ENEL should sell WIND shares before December 31, 2004, receiving a cash price per share higher than that ENEL paid to France Telecom. The transfer of the shares and the payment of the price agreed, in addition to the assumption by ENEL of the euro 175 million subordinated loan, took place on July 1, 2003. The acquisition was accounted for as a purchase, with resulting goodwill, of euro 1,411 million which is being amortized over 15 years which is the residual duration of the concession.

In May 2001, ENEL, through its wholly owned subsidiaries Valgen and Valdis, sold 100% and 49% of the shares of Geval and Deval, respectively, to Finaosta (a finance company owned by the Valle d’Aosta Regional Authority) for euro 802 million in cash. Geval owned the business unit relating to the generation of electricity in the Valle d’Aosta and Deval owned the activities related to the sales and distribution of electricity in the same Italian region. The gain from the sales of euro 444 million was recorded as extraordinary income in the consolidated financial statements in the year ended December 31, 2001.

On September 20, 2001, the Company sold 100% of the share capital of Elettrogen to a consortium led by the Spanish Group Endesa. ENEL received euro 2,687 million in cash. The gain from the disposal of euro 1,900 million was recorded as extraordinary income in the consolidated financial statements in the year ended December 31, 2001. Effective September 20, 2001, Elettrogen has been deconsolidated.

In January 2002, the Company purchased 100% of the share capital of Electra de Viesgo SL, the holding company of the Viesgo Group, the fourth largest electricity operator in Spain, for euro 1,920 million. Following the restructuring of Electra de Viesgo SL and its subsidiaries, at the end of 2002, activities in power generation and distribution of electricity were contributed to Viesgo Generacion SL and Electra de Viesgo Distribucion SL, respectively. The former is controlled by Enel Produzione SpA while the latter is controlled by Enel Distribuzione SpA. The acquisition was accounted for as a purchase, with resulting goodwill of euro 757 million, which is being amortized over 20 years .

On May 31, 2002, the Company sold 100% of the share capital of Eurogen to Edipower, a consortium led by Edison SpA, for euro 2,980 million. The gain from the disposal of euro 2,313 million was recorded as extraordinary income in the consolidated financial statements for the year ended December 31, 2002. Effective May 31, 2002, Eurogen has been deconsolidated.

On January 29, 2003, the Company sold 100% of the share capital of Interpower to the Energia Italiana-ACEA-Electrabel consortium for euro 532 million. The gain from the disposal was euro 356 million and was recorded as extraordinary income in the consolidated financial statements for the year ended December 31, 2003. Effective January 1, 2003 Interpower has been deconsolidated.

On March 5, 2003, Enel Produzione acquired for euro 75.7 million a 60% share in the capital stock of Dutch company Entergy Power Holding Maritza BV (Maritza), which in turn controls 73% of the Bulgarian company Maritza East III Power Company AD. The latter will carry out the refurbishment and environmental upgrade of a lignite-fired generation plant (with a nominal generation capacity of 840 MW) located in Bulgaria on the border with Greece (in the Stara Zagora Region), and will subsequently manage the plant. ENEL holds a call option on 40% of the capital stock of Maritza. Effective April 1, 2003 these companies have been consolidated.

On June 16, 2003, ENEL and Uniòn Fenosa signed an agreement for the acquisition by ENEL of 80% of Uniòn Fenosa Energìas Especiales (UFEE), a company that groups the activities of the Spanish operator in the field of renewable resources. The price agreed for the purchase of UFEE is euro 178 million, while Uniòn Fenosa holds a call option, expiring at the end of 2007, on 30% of the shares. The transaction was concluded in December 2003 and was effective December 31, 2003. UFEE has been consolidated as of December 31, 2003 (balance-sheet only).

The Bersani Decree requires that a local distribution company owned or jointly owned by a municipality that serves at least 20% of the electricity customers of a municipality may request the Company to sell to them its distribution assets in that municipality at a price to be determined by agreement between the ENEL and that relevant local distribution company. Under this requirement, in March 2001 and in December 2001, the Company, through its wholly owned subsidiary Enel Distribuzione, signed agreements for the sale of its local distribution network in the relevant municipalities to A.C.E.A., the utility company serving Rome and Formello for euro 568 million and A.E.M. Torino S.p.A., the utility company serving Turin, for euro 248 million. In October 2002 and November 2002, distribution networks based in the municipalities of Milan and Verona were sold for euro 424 million and euro 108 million, respectively. In November 2003, the distribution network based in the municipality of Brescia was sold for euro 168 million. The aggregate gains from the sales of local distribution networks related to the compliance with the Bersani Decree of euro 120 million for the year ended December 31, 2003, euro 459 million for the year ended December 31, 2002 and euro 391 million for the year ended December 31, 2001 were recorded as extraordinary income in the respective consolidated statements of income.

During 2001, the Company began to consolidate several companies active in the distribution and sale of gas to the regulated market. The companies acquired until June 2001 were merged into Enel Distribuzione Gas. In May 2002, the Company purchased 98.81% of the share capital of Camuzzi Gazometri SpA, the second largest distributor of natural gas in Italy, for euro 1,045 million. The acquisition was accounted for as a purchase, with resulting goodwill of euro 597 million, which is being amortized over 15 years (see Note 7). Camuzzi Gazometri SpA (now renamed Enel Rete Gas S.p.A.) and its subsidiaries have been consolidated effective July 1, 2002. In 2002, the Company purchased a number of minor gas distributors, which at the end of the year were merged into GE.AD SpA, a fully owned subsidiary of Enel Distribuzione Gas. Finally, in order to comply with current regulation, the sales activity was spun off from the ownership and management of the networks and attributed to a separate legal entity, Enel Gas SpA.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Basis of Presentation

The Company’s consolidated financial statements are prepared from the accounts of the Parent and those of the Company’s subsidiaries (whether directly or indirectly controlled), in accordance with accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri (“Italian GAAP”). The financial statements have been reformatted from the original Italian consolidated financial statement presentation and include certain financial statement reclassifications and additional disclosures in order to conform more closely with the form and content of financial statements required by the United States Securities and Exchange Commission.

Differences between the Company’s accounting principles and accounting principles generally accepted in the United States (“U.S. GAAP”) and their effects on consolidated shareholders’ equity as of December 31, 2003 and 2002 and on consolidated net income for each of the three years in the three year period ended December 31, 2003, are described in Notes 23, 24 and 25.

The Company’s consolidated financial statements are presented in euro. The translations of the euro amounts into U.S. Dollars (“USD”) at the rate of USD 1.2597 to 1 euro are included solely for the convenience of the reader, using the noon buying rate in New York City for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into USD at this or any other rate of exchange.

Certain amounts reported in previous years have been reclassified to conform to the 2003 presentation. Amounts previously classified as other reserves are included as retained earnings and amounts reported as gas sales to end users were previously reported as other operating revenues.

Consolidation Principles

The Company’s consolidated financial statements include the Parent’s statutory accounts and the accounts of companies controlled by ENEL S.p.A., directly or indirectly, either by holding the majority of the voting rights or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings. Control is defined as the ability to govern the financial and operating policies of the enterprise so as to obtain benefits from the activities. The statutory financial statements reflect certain tax-basis amounts. Adjustments are made on consolidation to eliminate the effect of the tax-basis reporting and to eliminate all significant intercompany balances and transactions, including any unrealized gains and losses on such transactions, net of applicable tax effect, if any.

Investments in entities that are not consolidated, when the Company has a 20% to 50% investment, if material, are accounted for under the equity method. Joint ventures in which the Group has a stake are consolidated using the proportional method. Other investments are recorded at cost and adjusted if a permanent impairment in value is present.

As further explained in Note 1, in 2003, the entities included in the consolidated financial statements changed as compared to the prior year, mainly due to the disposal of Interpower in January 2003 and the acquisition of Maritza and UFEE in March 2003 and December 2003, respectively. Other significant transactions, which affect the comparability of the consolidated financial statements, as compared with the previous year, include the acquisition of the remaining 26.6% share of WIND’s capital stock and the disposal of the electricity distribution network in the municipality of Brescia in March 2003 and November 2003, respectively. Additionally, as of and for the year ended December 31, 2003, CESI was accounted for under the equity method as, due to the disposal of Interpower in January 2003, the share held by ENEL in CESI declined to 40.92%.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid temporary investments with original maturities within three months.

Inventories

Inventories are stated at the lower of cost or market; cost is determined on the basis of the weighted average cost, and primarily includes fuel stock and other materials.

Obsolete or slow moving inventories are written down to their estimated realizable value.

Contract work in progress is stated on the basis of the contracted amounts due, if those amounts can be calculated with reasonable certainty, on a percentage-of-completion method.

Utility Plant

Utility plant is stated at cost, as adjusted by revaluations in accordance with various Italian laws.

Revaluations prior to 1993 increased the consolidated and statutory net book value of utility plant. Increases in utility plant of the Parent were credited to retained earnings in the statutory and consolidated financial statements. Revaluations that increased the net assets of Subsidiary Companies were reflected as an increase in Retained Earnings in the accompanying consolidated balance sheets.

The application of Law No. 292 of August 9, 1993 resulted in a restatement of the net book value of the Parent’s utility plant in its statutory books to a valuation based upon a projected economic return. Such revaluation increased the gross book value of utility plant and created a distributable reserve in the statutory accounts that is reflected in the Law 292/93 Reserve in the accompanying consolidated financial statements. The application of Law No. 292 did not result in a restatement of the net assets of Subsidiary Companies.

The Italian 2004 Budget Law (Law no. 350 dated December 24, 2003) has enabled the revaluation of assets carried out in the statutory accounts of the main ENEL companies resulting in a euro 41 million increase in the gross book value of assets recorded in the consolidated financial statements as of December 31, 2003, of which euro 14 million relates to land and buildings and euro 27 million to plant and equipment. The corresponding increase in ENEL’s Shareholders’ equity amounts to euro 33 million, equal to the mentioned revaluation, net of substitute tax payables, of euro 8 million.

Costs directly associated with improvements are capitalized while routine maintenance and repairs are expensed. Interest prior to 1989 was capitalized. No interest amounts have been capitalized since.

If management has evidence that there has been a permanent impairment in the net value of any specific asset, a write-down is recorded accordingly. The Company assesses potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In making this assessment, the Company groups its assets at the lowest level of identifiable cash flows that are largely independent of the cash flows of other utility plant assets. If it is determined that the fair value of the assets is lower than the corresponding book value, an impairment change is recorded for the difference. Such fair value is determined based on the estimated future cash flows, on a discounted basis, to be generated from the use of the asset. The original value of the asset, net of depreciation, may be reinstated if the reasons for such a write-down subsequently cease to exist.

Replaced or retired property is removed from the utility plant accounts, together with the related accumulated depreciation.

Grants received to finance specific construction projects are recognized once the legal right to such grants has been acquired and their amount is reasonably determinable. These amounts are amortized over the estimated economic useful life of the related asset.

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

As a result of a governmental law passed in 1986, which was aimed at providing funds for ENEL to offset the cost of building the Italian electricity infrastructure and other costs of connecting new buildings to the electricity distribution network, customers requiring a new connection are obliged to pay a connection fee to the Company.

Prior to January 1, 2002, connection fees were initially recognized in revenues as assessed, with an offsetting charge to depreciation expense. Since that date, depreciation expense has been credited such that the connection fees were effectively recognized in income on a straight-line basis over the twenty year estimated useful life of the related infrastructure assets. Deferred connection fees are included in the consolidated balance sheets in accumulated depreciation. As a result of the state of capital completion attained by the electricity distribution network and of the different nature of the Company’s capital expenditures which are increasingly oriented towards improvements in the quality of service and the safeguard of the environment, starting from January 1, 2002, connection fees paid by Non-Eligible Customers are no longer attributed by the Company to the development of such network and are no longer reflected in the depreciation of capital investments for Italian GAAP purposes. The effect of this change to the attributable life of the fees is an increase in consolidated net income of euro 302 million and euro 287 million for the years ending December 31, 2003 and 2002, respectively, and an increase in earnings per share of euro 0.05 for the years ended December 31, 2003 and 2002.

Depreciation expense is based on the following estimated economic useful lives:

Average years
of estimated
economic
Plant categories	useful life
Buildings and associated land	40
Generating plant:
Hydroelectric	40
Thermal	20
Geothermal	12
Other renewable sources	20
Transmission lines	40 (1)
Transformer stations	32-42 (2)
Medium and low voltage distribution lines	18-20
Telecommunications:
Mobile equipments	5-6
Fixed lines appliances	8
Cables	20

(1) Average years estimated from January 1, 2003; previously equal to 35 (Note 6).

(2) Average years estimated from January 1, 2003; previously equal to 20 (Note 6).

Intangible Assets

Intangible assets are recorded following the same criteria adopted for tangible assets. They include the non-amortized balance of investments which have an economic life of several years. For acquired intangible assets, including goodwill, amortization is calculated on a straight-line basis over five years or a different period if deemed to be more representative of the expected economic useful life of the assets. The extraordinary contribution due upon the suppression of the electricity industry pension fund, pursuant to Law 488, December 23, 1999 (the 2000 Budget Law), has also been recorded under intangible assets. This balance is amortized over a period of 20 years, as also permitted under Italian Law (see Note 7).

Reserve for Employee Termination Indemnities and Other Employee Benefits

The Company’s Italian employees are eligible for severance pay pursuant to Italian law. The Company accrues a reserve for such employee termination liabilities, net of applicable advances, over the employees’ service periods.

The Company also contributes to a management retirement plan that pays pension benefits, in accordance with Italian law and by agreements with the trade unions, to managers who retired prior to April 1, 1998. With the establishment of the FONDENEL Fund, the liabilities related to managers employed as of April 1, 1998 were transferred to the FONDENEL Fund. The FONDENEL Fund is managed externally and is subject to the regulations governed by Decree No. 14 on April 21, 1993. In the last quarter of 2000, the Company reached an agreement with the majority of the participants in the management retirement plan for an early payment of the provision.

Accordingly, the pension benefits liability as of December 31, 2003 relates solely to those individuals who had retired prior to April 1, 1998 and did not agree to the early payment in the last quarter of 2000. The reserve also includes amounts to be paid to existing employees who have worked 35 years with the Company, in accordance with the collective labor contract and current union agreements.

In addition, ENEL makes contributions to certain employee associations that provide medical and various other employee benefits to both current and retired employees. These plans are not administered by ENEL and contributions are determined in accordance with the provisions of negotiated contracts with the trade unions. ENEL expenses its contributions to these plans as incurred. Such amounts totaled euro 90 million, euro 79 million and euro 82 million for the years ended December 31, 2003, 2002 and 2001, respectively.

The Company grants, under existing contractual obligations, to its employees hired prior to July 1, 1996 (working, retired or to their surviving spouses), an 80% reduction on electricity tariffs (excluding taxes and duties) within certain consumption limits per year. These discounts are presented as a reduction in operating revenues in the accompanying consolidated financial statements.

Employees of Viesgo are also entitled to certain benefits, including a reduction of electricity tariffs and medical care.

In March 1999, the Company and the managers’ union signed an agreement which replaced the managers’ benefit of discounted electricity tariff rates with a monthly bonus paid during their working life and a one-time bonus paid at their retirement date.

In November 1999, the investors in ENEL’s initial public offering included 70,303 ENEL employees (approximately 87% of those eligible), who purchased an aggregate of 1.5% of ENEL’s capital stock. No discount was reserved for employees, with the exception of bonus shares in the ratio of 11 shares for every 200 shares held for a period of at least one year (for the general public, the allocation was 10 shares for every 200 shares held for at least one year). ENEL employees were permitted to obtain advances from the provision for termination indemnities for the purchase of these shares. The total amount of the advances at the time of the initial public offering was euro 745 million.

Operating Revenues

Revenues from the sale and transport of electricity and gas to end users relate to volume supplied in the period. These revenues are recorded when the customer is billed or the meter is read and are integrated with appropriate consumption estimates of revenues from the supply of electricity provided after the last meter reading prior to year end. Calculations are based, where applicable, on law provisions and tariffs established by the Italian Authority for Electricity and Gas or other similar foreign institutions, applicable for the year.

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

The payment in 2001 and 2002 of the extraordinary contribution for the elimination of the electricity industry pension fund are included in the consolidated statements of cash flows as financing activities.

Vacation Pay

Vacation pay for Italian employees is provided in accordance with Italian law. The related liabilities were euro 89 million and euro 85 million as of December 31, 2003 and 2002, respectively, and are included in “Accrued expenses and other current liabilities” in the accompanying consolidated balance sheets.

Income Taxes

The following two income taxes are payable by Italian companies:

   • IRPEG (corporate income tax), payable at 34%, 36% and 36% for the years ended December 31, 2003, 2002 and 2001, respectively. From January 1, 2004, IRES replaces IRPEG, and the statutory rate for the year ending December 31, 2004 is 33%.

   • IRAP (regional income tax), payable at a tax rate of 4.25% for the years ended December 31, 2003, 2002 and 2001 as well as for 2004. From January 1, 2003, each Italian region may determine its own tax rate leading to an aggregate rate which must fall between 3.259% and 5.259%.

The tax base for IRAP differs significantly from that for IRPEG. In particular, employee related costs and net interest expense are not deductible for IRAP purposes.

Deferred tax assets and liabilities are recognized for differences between the financial reporting and tax bases of assets and liabilities at each reporting period end. Certain reserves within shareholders’ equity, totaling euro 2,657 million as of December 31, 2003, are subject to taxation upon utilization. Deferred tax liabilities on such reserves are provided to the extent that such taxation will result from expected future distributions or other taxable events. Deferred tax assets, including tax loss carry-forwards, are recognized when management believes there is reasonable certainty of their realization.

Research and Development

Research and Development costs are charged to operating expenses as incurred. In 2001 and 2002, research and development activities primarily related to various studies involving technological innovation, improvements to plant efficiency, reliability and safety, environmental protection, service quality, and use of energy resources. In 2003, research and development costs include only expenses related to improvements to plant efficiency, reliability and safety, environmental protection, service quality, and use of energy resources. Studies involving technological innovation are carried out by the associate company CESI, which is no longer consolidated as of January, 1 2003, but accounted for by the equity method.

Amounts charged to operating expenses were euro 16 million, euro 100 million and euro 100 million for the years ended December 31, 2003, 2002 and 2001, respectively.

Foreign Currency

Transactions denominated in currencies other than the functional currency are translated to the functional currency at the exchange rate in effect on the date of the transaction. At the balance sheet date, assets and liabilities denominated in currencies different from the functional currency are translated into the functional currency at the exchange rate at that date. Foreign currency exchange gains and losses, both realized and unrealized, are included in income in the period they arise.

The balance sheet of companies operating in countries not participating in the euro are translated into euro at the exchange rate applicable at the balance sheet date. Statement of income items are translated into euro at average exchange rates for the year. Differences arising from the translation into euro of these statements are netted against retained earnings without any effect on net income.

With regards to the Brazilian subsidiary TSN, until December 31, 2002, it was deemed appropriate to translate the financial statements of such subsidiary using the standards and procedures applicable if the transactions of the foreign operations had been those of the Parent itself. Property, plant and equipment of this subsidiary, and shareholders’ equity were translated at historical exchange rate, monetary items were translated at the year-end exchange rate, while the annual average exchange rate is applied to the income statement items. Starting from 2003, due to the entity changing from a branch to an autonomous entity, it has been deemed appropriate to convert such amounts at the current exchange rate. Such change did not have a significant impact on the consolidated financial statements.

Financial Derivatives

With respect to interest rate, foreign exchange and price risks, the Company enters into derivative transactions to hedge specific transactions as well as general risks (see Note 21).

The interest differentials to be received or paid on interest rate swaps, as well as interest differentials on interest rate collars, are accrued over the life of the contract. The interest differentials on forward rate agreements are recognized at the date of settlement of the contract and are accrued over the period hedged. Such interest rate differentials are recorded in accrued income and prepayments or accrued expenses and other current liabilities as applicable in the consolidated balance sheets. When recognized in the consolidated statements of income, the amounts are classified as financial income (expense).

Foreign exchange forward contracts are valued at the spot rate at year-end and the related gains and losses are recorded as financial income (expense). Costs for options are recognized at the expiration date of the option. Premiums or discounts are accrued over the life of the contract, and are also classified as financial income (expense) in the consolidated statements of income. With reference to options, the premiums paid are recorded in accrued income and prepayments until the maturity of the contract.

The economic effects of currency and commodity risk hedging contracts aimed at hedging risks deriving from the current tariff system are recorded in the consolidated statements of income in line with those of transactions for which risks are being hedged. If the economic effect of the hedged transaction has not yet occurred, the corresponding economic effect relating to the hedging instruments is deferred. Derivative contracts originally entered into as hedging contracts for which the underlying asset or liability is extinguished prior to expiration or is not specifically identifiable, are valued at the lower of cost or market value as of the balance sheet date (interest rate derivatives) or are marked to market (foreign exchange derivatives). The corresponding effect of the valuation is recorded as financial income (expense) in the consolidated statements of income.

Extraordinary Income and Expenses

The Company records items as extraordinary income and expenses if they relate to gains or losses on activities which impact the corporate structure of the Company (such as business re-organization costs, mergers and acquisitions, write-downs due to reconversions and replacement of plant and equipment due to new technologies); extraordinary write-downs of fixed assets and related restatement to original value when the reasons for asset write-downs subsequently cease to exist; contingent assets or liabilities from events or transactions that would not reasonably be expected to recur in the foreseeable future, such as theft or shortage, natural events or litigation related to non-operating areas (e.g., mergers and acquisitions) and items regarding previous fiscal years.

Environmental Costs

Environmental costs refer to the avoidance, reduction and monitoring of the environmental impact of production activities. Recurring environmental costs are recorded in the consolidated statements of income in the year in which they occur, while costs relating to the extension of the useful life, increase in capacity and improvement in the safety of tangible assets are capitalized as part of the cost of the assets and depreciated over the residual useful lives of the related assets. Provisions for risks and charges are accrued when it is probable or certain that the cost will be incurred and its amount can be reasonably estimated.

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

The Bersani Decree establishes a general regulatory framework for the Italian electricity industry that gradually introduces free competition in power generation and sales to Eligible Customers while maintaining a regulated monopoly structure for power transmission, distribution and sales to Non-Eligible Customers. In particular, the Bersani Decree and subsequent implementing regulations:

•	Liberalized, as of April 1, 1999, the generation, import and export of electricity, as well as the sale of electricity to Eligible Customers;

•	Provided that, after January 1, 2003, no electricity company will be allowed to produce or import more than 50% of the total of imported and domestically-produced electricity in Italy and, in connection with this limit, mandated that the Company sell not less than 15,000 MW of its generating capacity by January 1, 2003;

•	Distinguished between Eligible Customers, which may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electricity, and Non-Eligible Customers, which must purchase electricity from the distributor that serves the area in which they are located and pay tariffs determined by the Energy Authority;

•	Provided for the establishment of the Single Buyer, a central purchaser of electricity from producers on behalf of all Non-eligible Customers;

•	Provided for the creation of the Borsa dell’Energia Elettrica, (“Pool Market”) for electricity, in which producers, importers, wholesalers, distributors, the Gestore della Rete, other Eligible Customers and the Single Buyer will participate, with prices being determined through a competitive bidding process;

•	Provided for the creation of the Gestore del Mercato, (“Market Operator”), charged with managing the pool market;

•	Provided that the transmission and distribution of electricity are reserved to the Italian government and performed by licensed operators, and in this respect:

•	Provided that management and operation of the national transmission network is licensed to an independent system operator, the Gestore della Rete, (“System Operator”) while owners of the transmission network (including the ENEL) retain ownership of the network assets; and

•	Established a new licensing regime for electricity distribution and provided incentives for the consolidation of electricity distribution networks within each municipality.

The Bersani Decree has been amended, following the enactment of a law in October 2003, that provides, among other things, that management and operation of the national transmission grid be entrusted to a single entity, which will also own the grid assets and that will be privatized. A governmental decree enacted in May 2004 requires ENEL to merge Terna S.p.A. (Terna), its subsidiary that owns the majority of the national transmission grid assets, with the Gestore della Rete in a new entity and to transfer the responsibility for the management of the national transmission grid and related assets by October 31, 2005 to this new entity. Upon this transfer, the Company will no longer control Terna as no electricity operator, including ENEL, shall be entitled to voting rights in excess of 5% with respect to the appointment of Terna’s directors. In any event, ENEL is required to reduce its holding in Terna to no more than 20% by July 1, 2007.

(4) RECEIVABLES

Receivables are stated at their net realizable value and primarily relate to amounts due for the supply of electricity, gas and services, and also include amounts to be billed for services rendered prior to year-end. The following table shows a breakdown of receivables as of December 31, 2002 and 2003.

	2002	2003
	(millions of euro)
Electricity, gas and services	6,076	5,995
Telecommunication services	1,174	1,335
Allowance for doubtful accounts	(326)	(446)

	6,924	6,884
Tax receivables	1,385	948
Deferred tax assets	729	506
Other	1,383	1,105

	3,497	2,559

	10,421	9,443

The decrease in receivables for electricity, gas and services is mainly due to the collection of receivables from the Gestore della Rete for electricity withdrawn by free market operators in 2002, in addition to lower electricity sales on the domestic free market.

The increase in trade receivables for the telecommunications sector is due to increased activity.

In 2003, WIND continued the program for the securitization of its trade receivables which started in 2002 with a primary third-party bank involving an entity created to manage such receivables. The face value of receivables securitized in 2003 amounts to euro 1,213 million, of which euro 105 million not yet fell due as of December 31, 2003. The amount received against the securitization of receivables is equal to their face value net of a discount and is paid partly in cash and partly in financial notes issued by the entity created to manage such receivables. The risk of default borne by the seller, connected with the credit standing of debtors, is limited to the value of the said financial notes and amounts, at the end of 2003, to euro 149 million, recorded among “other receivables”. The above amount is net of the related provision for doubtful accounts which equals euro 45 million as of December 31, 2003.

The decrease in tax receivables is mainly due to lower estimated payments made by the Company, lower taxes payable and lower VAT receivables. The decrease in deferred tax assets is mainly related to write-downs on assets calculated by Enel Distribuzione and Enel Produzione in previous years and to the change in the scope of operations, due almost entirely to the deconsolidation of Interpower and CESI.

Other receivables mainly include advances to suppliers, factoring receivables, receivables from social security institutions and net Equalization Fund receivables.

(5) INVENTORIES

Inventories as of December 31, 2002 and 2003 were as follows:

	2002	2003
	(millions of euro)
Fuel	682	534
Materials, supplies and other inventories	444	527
Residential buildings available for sale	340	263
Contract work in progress	1,731	2,880
Advances	69	7

	3,266	4,211

The decline in fuel inventories is primarily due to the change in the scope of consolidation due to the disposal of Interpower and to lower stocks of natural gas.

The increase in materials, supplies and other inventories is mainly due to material of the Networks and Infrastructure Division used in investing activities.

Residential buildings available for sale decreased due to disposals in the year.

The increase in contract work in progress is primarily due to the development of activities in the engineering and contracting sector for contract work acquired internationally. The increase is consistent with advances from customers, recorded under current liabilities.

(6) UTILITY PLANT

Net utility plant as of December 31, 2002 and 2003 consisted of the following:

	2002	2003
	(millions of euro)
Utility plant, gross:
Generating Plant:
Hydroelectric	8,201	8,178
Thermal	17,587	17,432
Geothermal and renewable sources	1,914	2,068
Transmission Line	6,590	7,160
Distribution Electricity Network	34,727	34,961
Distribution Gas Network	2,564	2,573
Telecommunication networks	4,484	5,124
Land and Buildings	3,380	3,767
Other	2,385	2,328
Construction in progress	2,442	2,140

Total	84,274	85,731
Accumulated Depreciation:
Generating Plant:
Hydroelectric	3,392	3,599
Thermal	9,848	10,025
Geothermal and renewable sources	1,014	1,036
Transmission Line	3,264	3,389
Distribution Electricity Network	24,694	24,886
Distribution Gas Network	877	944
Telecommunication networks	1,236	1,868
Land and Buildings	935	1,319
Other	1,481	1,510

Total	46,741	48,576
Utility plant, net:
Generating Plant:
Hydroelectric	4,809	4,579
Thermal	7,739	7,407
Geothermal and renewable sources	900	1,032
Transmission Line	3,326	3,771
Distribution Electricity Network	10,033	10,075
Distribution Gas Network	1,687	1,629
Telecommunication networks	3,248	3,256
Land and Buildings	2,445	2,448
Other	904	818
Construction in progress	2,442	2,140

Total	37,533	37,155

As of December 31, 2003, utility plant includes assets to be relinquished, primarily hydroelectric, with a net book value of approximately euro 2,800 million. Italian law (Decree 79/99 applying European Commission Directive 92/62 regarding the electricity market) established the expiration date for concessions relating to large reservoirs managed and operated by the Company. The concessions will expire thirty years after the decree became effective, thus in 2029. Moreover, Law no. 340 dated November 24, 2000, extended to 2020 concessions regarding State property used for thermal generation activities. At such dates, all water catchment plant, control equipment, high pressure pipes and drainage pipes must be transferred to the State in good working order if the concession is not renewed. This is achieved through annual maintenance activities. Therefore, the depreciation of the assets to be relinquished has been calculated on the basis of the lesser of the duration of the concession or the residual useful life of the assets.

The same decree also provides the possibility for the autonomous provinces of Trento and Bolzano to choose a different expiration date for hydroelectric concessions, currently in 2010.

The expiration of concessions for hydroelectric plants of the Viesgo Group varies between 2032 and 2065.

The following reflects changes in utility plant (millions of euro):

	December				December				December
	31, 2001				31, 2002				31, 2003
				Reclass.				Reclass.
				retirem.	Net book			retirem.	Net book
	Net book value	Addition	Depreciation	and other mov.	value	Addition	Depreciation	and other mov.	value
Generating Plant:
Hydroelectric	4,958	45	(258)	64	4,809	35	(249)	(16)	4,579
Thermal	8,718	425	(816)	(588)	7,739	293	(741)	116	7,407
Geothermal and other renewables	787	103	(107)	117	900	35	(116)	213	1,032
Transmission line	3,258	161	(229)	136	3,326	54	(139)	530	3,771
Distribution electricity network	8,876	1,500	(1,043)	700	10,033	1,053	(948)	(63)	10,075
Distribution gas network	518	48	(46)	1,167	1,687	66	(70)	(54)	1,629
Telecommunication networks	2,335	1,239	(552)	226	3,248	515	(690)	183	3,256
Land and buildings	2,220	124	(64)	165	2,445	9	(95)	89	2,448
Other	1,078	208	(218)	(164)	904	116	(209)	7	818
Construction in progress	2,256	1,256	—	(1,070)	2,442	1,447	—	(1,749)	2,140

Total	35,004	5,109	(3,333)	753	37,533	3,623	(3,257)	(744)	37,155

The economic depreciation rates used until 2002 for Terna’s high voltage and very high voltage plants were determined in 1994 by a special ENEL working group. Recent diagnostic methods, used in conjunction with sophisticated calculation tools, made possible a more accurate determination of the plants’ technical condition. Therefore, effective January 1, 2003, the economic depreciation rates were revised in order to better reflect the estimated economic useful life of the facilities. The analysis performed, based on specific factors such as preventive maintenance and improved reliability of the components, resulted in the extension of the assets’ economic useful lives, specifically with regards to the plants forming the Terna Grid (lines and stations) and the linked facilities (remote management and control). The application of lower depreciation rates for such assets resulted in a euro 104 million reduction in the ordinary depreciation as compared to 2002 which was calculated on higher depreciation rates.

Reclassifications, retirements and other movements include the effect on utility plant net book value of the change in ENEL’s structure in 2003 due to the following reasons:

•	the disposal of Interpower, which resulted in the deconsolidation of fixed assets amounting to euro 450 million;

•	the deconsolidation of CESI resulting in a decrease in net book value of euro 55 million;

•	the acquisition of the UFEE resulting in an increase in net book value of euro 169 million;

•	the acquisition of Maritza resulting in an increase in net book value of euro 55 million.

The amount of reclassifications, retirements and other movements in the above table also includes current divestments of euro 252 million, write-downs totaling euro 211 million and adjustments relating capital grants recorded in previous years of euro 60 million.

The Company is in the process of converting the Torre Valdaliga Nord generation plant from fuel oil to coal. The financial effects reflected in the consolidated financial statements as of and for the year ended December 31, 2003 are as follows:

•	write-downs in the net book value of assets of euro 133 million;

•	accruals for expected dismantling and restoration costs of euro 58 million;

•	capitalized costs of euro 28 million.

Additionally, as discussed in Note (2), revaluations made pursuant to the 2004 Budget Law (Law no. 350 dated December 24, 2003) resulted in a euro 41 million increase in the gross book value of assets during the year ended December 31, 2003.

(7) INTANGIBLE ASSETS

Intangible assets as of December 31, 2002 and 2003 were as follows:

	2002	2003
	(millions of euro)
Goodwill	7,391	8,313
Concessions, licenses, trademarks and similar rights	2,839	2,707
Extraordinary contribution for Electricity Industry Pension Fund	1,546	1,422
Patents and intellectual property rights.	465	489
Other	788	645

	13,029	13,576

The amortization of intangible assets for the years ended December 31, 2003, 2002 and 2001 amounts to euro 1,253 million, euro 1,142 million and euro 815 million, respectively.

Goodwill is detailed as follows:

		December 31, 2002			December 31, 2003
		Accumulated			Accumulated
	Historical	amortization	Net book	Historical	amortization	Net book	Amortization
(millions of euro)	cost	and write-downs	value	cost	and write-downs	value	period
Telecommunications	8,360	2,511	5,849	9,771	3,011	6,760	15 years
Viesgo	757	38	719	757	76	681	20 years
Gas sector	695	35	660	701	111	590	15 years
ENA and ELA	163	14	149	168	24	144	20 years
Maritza	—	—	—	16	1	15	20 years
Enel Union Fenosa Ren	—	—	—	123	—	123	20 years
Other	15	1	14	15	15	—

	9,990	2,599	7,391	11,551	3,238	8,313

At December 31, 2003, goodwill for the telecommunications segment includes primarily the residual amount of the goodwill paid in March 2001 for the acquisition of Infostrada (euro 4,836 million), the residual amount of goodwill paid in July 2000 for the acquisition of a 5.63% share in WIND (euro 441 million) and the residual amount of goodwill paid in July 2003 for the acquisition of a 26.6% share in WIND (euro 1,355 million). Additionally, in 2002, following the break-up of the Italian mobile communications operator named “BLU”, WIND acquired certain of BLU’s assets, paying euro 130 million in goodwill which is being amortized over 15 years.

In view of the outlook of the telecommunications sector and the downwards revision of growth expectations inevitably affecting WIND, the carrying value of the goodwill related to such segment as of December 31, 2002 was tested for impairment. A valuation of ENEL’s telecommunications business was performed on the basis of estimated future cash flows, which involved the comparison of the estimated future discounted cash flows, to the book value of the telecommunications segment. This resulted in the determination of an impairment in value of euro 1,511 million that was deemed to be other than temporary and was recognized as an extraordinary charge in the 2002 consolidated statement of income.

Goodwill for the gas sector mainly relates to the acquisitions in 2002 of gas distributors (Camuzzi and other minor companies) of euro 597 million. Such goodwill, mainly related to the customer base acquired, is amortized over 15 years, deemed appropriate in view of current and expected performances of the business and in view of the fact that sales activities are not directly connected to the expiration terms of licenses for the distribution of gas.

Goodwill relating to electricity generation activities (Viesgo, Enel North America, Enel Latin America, Maritza and UFEE) is amortized over 20 years, deemed in line with the activity and business plan.

Concessions, licenses, trademarks and similar rights include costs incurred by WIND to participate in the auction for the awarding of a license for the installation and operation of third generation mobile telecommunications systems (UMTS — IMT 2000) as well as license registration costs. The original cost amounts to euro 2,447 million, amortized over the residual life of the license. The initial 15-year license issued by the Authority for Telecommunications on January 10, 2001 was extended in 2002 to a 20-year period, effective January 1, 2002. Amortization started on January 1, 2003 following the testing of the service in some areas. The amortization expense for the year ended December 31, 2003 amounted to euro 129 million. Concessions, licenses, trademarks and similar rights also include approximately euro 318 million relating to costs incurred by Infostrada (now part of WIND) to acquire concessions for the use of international circuits and for the usage and passage rights provided for in the contract signed in 1998 with Ferrovie dello Stato (State Railways), regulating the use of the related fiber optic network. The right of access to the network is amortized on the basis of the duration of the same (29 years). The right to use the existing optical fiber network is amortized over 20 years.

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

Patents and intellectual property rights primarily relate to costs incurred by WIND, Enel Distribuzione, and Enel.it for the acquisition of proprietary and licensed software.

Other intangible assets mainly relate to leasehold improvements made by telecommunications companies on technical sites; costs incurred in projects of various nature, such as the development of a cartography system for the electricity distribution networks, the implementation of new operating systems and leasehold improvements on technical sites in the Telecommunications sector, in addition to costs incurred in the acquisition of rights deriving from two contracts for the construction of waste-to-energy plants; costs of advertising campaigns carried out to support new telecommunications services and trademarks and software development costs.

Accumulated amortization and write-downs of goodwill, concessions, licenses, trademarks and similar rights and the extraordinary contribution related to the suppression of the electricity industry pension fund, amount to euro 3,238 million, euro 215 million and euro 422 million, respectively, as of December 31, 2003, and euro 2,599 million, euro 71 million and euro 340 million, respectively, as of December 31, 2002. The amortization of goodwill, concessions, licenses, trademarks and similar rights and the extraordinary contribution related to the suppression of the electricity industry pension fund, amounts to euro 593 million, euro 149 million and euro 89 million, respectively, for the year ended December 31, 2003, and euro 629 million, euro 25 million and euro 92 million, respectively, for the year ended December 31, 2002. In 2002, extraordinary charges included the mentioned write-down of the goodwill related to WIND for euro 1,511 million.

(8) INVESTMENTS

Investments as of December 31, 2002 and 2003 are as follows:

	2002	2003
	(millions of euro)
Investments in unconsolidated subsidiaries	7	—
Investments in affiliates	293	244
Investments in other companies	85	91

	385	335

Investments in affiliates as of December 31, 2003 primarily include a 49% ownership in Immobiliare Foro Bonaparte (euro 103 million) following a contribution by ENEL in 2001 of real estate property and a 49% ownership in Leasys (euro 37 million) following a contribution by ENEL in 2001 of vehicles leasing and company fleet management activities. The decrease with respect to December 31, 2002 is primarily due to the combination of the following factors: ENEL’s share of losses of Leasys (euro 72 million); adjustment of the equity investment in Immobiliare Foro Bonaparte due to dividends received and the distribution of part of the share premium reserve (euro 11 million); the acquisition for euro 15 million of a 25.5% share in Hydroitalia, subsequently renamed En.Hydro; a change in accounting for the investment in CESI (euro 10 million as of December 31, 2003) which was consolidated in the previous year and now is accounted for using the equity method as a result of a reduction in the interest held.

Investments in other companies as of December 31, 2003 mainly include a 7.42% share (euro 32 million and euro 36 million as of December 31, 2003 and 2002, respectively) of Echelon Company, acquired in the context of the digital meter project and listed in the United States, a 12.5% share of LaGeo SA (euro 26 million as of December 31, 2003 and 2002), an electricity generation company from renewable resources in El Salvador, and a 1% share of Red Eléctrica Española (euro 15 million as of December 31, 2003).

(9) OTHER NON-CURRENT ASSETS

At December 31, 2003, other non-current assets include euro 1,500 million relating to the amount receivable by the Parent from a primary Italian bank in the context of the renegotiation of a euro 1,500 million facility extended in 2001 to Infostrada (now part of WIND). The facility has been assigned from the original lenders to a primary Italian bank that agreed to provide financing at a lower interest rate against a guarantee deposit of the same outstanding amount of the facility provided by Enel S.p.A. On such deposit, ENEL receives interest at the same rate applicable to the facility net of a fee paid to the bank.

In addition, the item includes the long-term portion of deferred tax assets of euro 1,532 million, tax receivables due beyond twelve months of euro 19 million, loans to employees of euro 111 million, and other long-term receivables of euro 154 million.

Deferred tax assets include amounts recorded in WIND for tax loss carry-forwards of euro 859 million as of December 31, 2003 (652 million as of December 31, 2002). In this context, euro 174 million relates to losses that may be carried forward indefinitely, while the remainder expires in years 2005 to 2008. In 2003, WIND recorded euro 207 million of deferred tax assets (265 million in 2002) arising from the tax loss reported for the year ended December 31, 2003.

At December 31, 2002, other non-current assets mainly include the long-term portion of deferred tax assets of euro 939 million, tax receivables due beyond twelve months of euro 294 million, and other long-term receivables of euro 375 million.

The increase of euro 208 million as December 31, 2003 is primarily due to the deferred tax assets arising from tax loss carry-forwards.

(10) DEBT

Long-Term Debt

The Company’s consolidated long-term debt balances, including current maturities, as of December 31, 2002 and 2003, and the related maturity schedules are as follows:

					Long-term Maturity
				Current
Summary by Type	Maturity	Balance at	Balance at	Maturity
of Debt Instrument	Range	12/31/2002	12/31/2003	2004	2005	2006	2007	2008	After	Total
	(millions of euro)
Fixed - rate listed bonds	2004 - 2033	5,075	7,178	2,995	745	225	0	1,000	2,213	4,183
Floating - rate listed bonds	2006 - 2010	452	602	200	0	166	0	50	186	402
Fixed - rate bonds not listed	2005 - 2008	176	181	0	63	45	0	73	0	181
Floating - rate bonds not listed	2004 - 2032	1,614	1,774	20	21	21	22	21	1,669	1,754
Fixed - rate bond EU	2004 - 2010	210	153	37	38	36	31	10	1	116
Floating - rate bonds EU	2006 - 2009	16	11	3	3	2	1	1	1	8
Fixed - rate bank loans.	2004 - 2012	75	103	13	17	10	7	6	50	90
Floating - rate bank loans	2004 - 2018	7,241	8,319	622	280	1,742	560	863	4,252	7,697
Fixed - rate EU Loans	2004 - 2009	247	166	45	36	30	30	12	13	121
Floating - rate EU Loans	2004 - 2018	2,838	3,363	56	106	267	295	394	2,245	3,307
Other financings	2004 - 2026	348	166	20	13	13	12	10	98	146

Total		18,292	22,016	4,011	1,322	2,557	958	2,440	10,728	18,005

Medium and long-term debt as of December 31, 2003 includes bond issues guaranteed by the Italian State of euro 1,375 million (euro 1,358 million as of December 31, 2002) and bank loans guaranteed by the Italian State of euro 185 million (euro 271 million as of December 31, 2002).

The increase in long-term debt of euro 3,724 million is a result of new borrowings of euro 4,947 million and the euro 165 million of long-term debt that Uniòn Fenosa had at the time of its acquisition by the Company, which are offset by principal repayments of euro 1,350 million and effects from foreign currency translation of euro 38 million.

Funding operations during 2003 include the renewal of the Euro Medium Term Notes program originally stipulated in November 2000 and already renewed in 2001 and 2002, bringing the maximum aggregate authorized amount of bond issues from euro 7.5 billion to euro 10 billion.

In the context of the Medium Term Notes program, on June 4, 2003, two series of bonds of euro 750 million each and having 10 and 15-year maturities were issued in private placements. The terms of the issues are summarized in the table below.

	10-year bonds	15-year bonds

Amount	euro 750 million	euro 750 million
Repayment	In full on June 12, 2013	In full on June 12, 2018
Coupon	4.25%	4.75%
Issuance price	99.90	99.369
Early repayment	Not permitted	Not permitted
Listed in	Luxembourg	Luxembourg

As part of the same program, in 2003, Enel Investment Holding BV issued through private placements, ten bond issues, of which nine are denominated in euro (totaling euro 780 million) and one in British pounds (£40 million, equivalent at the time of the issue to euro 58 million). The currency risk related to the debt denominated in British pounds was fully hedged through a currency swap entered into at the time of the issuance.

A total of euro 1,430 million of new 36-month revolving credit lines was renewed to refinance a portion of expiring short-term credit lines and loans.

The remaining new debt consists primarily of euro 396 million of funds drawn by WIND on two Facility Agreements underwritten with a pool of banks on September 28, 2001 and December 4, 2001 to finance capital expenditure on its telecommunications network. These credit facilities were utilized for euro 6,261 million as of December 31, 2003 and for euro 5,865 million as of December 31, 2002. Such credit lines expire at the end of 2010 and are subject, for the full duration of their term, to equity, debt and financial ratio covenants according to which the availability of funds and the applicable spread on Euribor are determined. The Company satisfied all such covenants as of December 31, 2003 and 2002.

In 2003, the European Investment Bank (EIB) extended a euro 500 million floating rate loan to Enel Distribuzione secured by a guarantee provided by primary banks. The loan from EIB has a term of 15 years and will be used to finance a long-term capital expenditure plan aimed at technological improvements provided to customers and in particular the installation of digital meters to replace analog ones.

Long-term debt, including current maturities, by currency, is as follows:

		Average Interest	At December 31, 2002	Average Interest	At December 31, 2003
Currency	Maturity	rate	(millions of euro)	rate	(millions of euro)
Euro	2004-2033	4.58%	17,702	4.03%	21,348

U.S. Dollar	2004-2014	7.48%	187	7.59%	188
British Pound	2004-2033	9.73%	12	6.16%	67
Swiss Franc	2004-2009	6.92%	55	6.87%	40
Japanese Yen	2004-2010	2.24%	163	1.80%	149
Brasilian Real	2016	13.91%	111	14.50%	163
Other currencies	2012	8.29%	62	8.12%	61

Non - EMU Currency			590		668

Total Long - Term Debt			18,292		22,016

As of December 31, 2003, approximately 64% of the Company’s long-term debt was linked to floating-rates (68% as of December 31, 2002). To reduce exposure to interest rate mix, the Company entered into interest rate derivatives transactions for a total nominal value of euro 9,479 million (euro 8,704 million as of December 31, 2002), of which euro 8,580 million is in the form of interest rate swaps (euro 7,697 million as of December 31, 2002), euro 873 million is in the form of interest rate collars (euro 857 million as of December 31, 2002) and euro 26 million is in the form of swaptions (euro 150 million related to forward rate agreements and swaptions as of December 31, 2002). Considering the above-mentioned hedging contracts, appropriately weighting the notional amount of the interest rate collars, the residual amount of debt still exposed to the risk of floating-rates was approximately 34% of total long-term debt as of December 31, 2003 (41% as of December 31, 2002).

Short-Term Debt

The Company maintains committed revolving lines of credit with maximum borrowing limits aggregating euro 4,980 million and uncommitted lines of credit and other short-term borrowing agreements with banks with maximum borrowing limits aggregating approximately euro 3,064 million as of December 31, 2003. These agreements provide for interest charges based on prevailing market conditions. As of December 31, 2003 and 2002, the average interest rate on short-term borrowings was 2.24% and 3.2%, respectively.

As of December 31, 2003 and 2002, euro 3,171 million and euro 5,807 million, respectively, in borrowings from banks were outstanding. Short-term bank debt includes the use of revolving credit lines of euro 1,172 million as of December 31, 2003.

In 2003, a revolving credit line of euro 5 billion extended in November 2001 expired. A new euro 3 billion credit line was extended on December, 2003, of which euro 1 billion expires in one year and euro 2 billion expires in five years. As of December 31, 2003, the five-year portion had not yet been utilized. In the context of a financial policy aimed at diversifying sources of financing and at reducing the cost of funding, in 2001, Enel Investment Holding BV established a Commercial Paper Program, guaranteed by the Parent, for euro 1,500 million. As of December 31, 2003, euro 1,457 million of commercial paper was outstanding under such program (euro 1,444 million as of December 31, 2002). In May 2004, the Commercial Paper Program was increased to euro 2,500 million.

(11) RESERVE FOR PENSIONS AND SIMILAR OBLIGATIONS

As of December 31, 2003 and 2002, euro 399 million and euro 406 million, respectively, are accrued related to the present value of future liabilities connected with trade union agreements regarding a supplemental pension fund for managers participating in this supplemental pension fund program. From April 1, 1998, the reserve relates only to retired managers. The managers currently employed are covered by the FONDENEL Fund.

The agreement between ENEL and FNDAI (National Federation of Industrial Managers), signed on January 23, 1998, led to the establishment of a Company sponsored pension fund known as FONDENEL, which is managed externally. It differs from the previous pension plan, which was based on defined benefits, in that it is now a defined contribution plan.

Viesgo employees are entitled to retirement and post-retirement benefits similar to Italian employees, of which euro 44 million and euro 45 million are accrued as of December 31, 2003 and 2002, respectively.

The reserve also includes euro 19 million and euro 21 million, respectively, as of December 31, 2003 and 2002, which covers payments in lieu of notice at the date of retirement, to existing employees who have, among other conditions, worked at least 35 years, in accordance with collective labor contracts and current union agreements.

(12) OTHER NON - CURRENT LIABILITIES

Amounts included in the caption “Other non-current liabilities” in the accompanying consolidated balance sheets were as follows as of December 31, 2002 and 2003:

	2002	2003
	(millions of euro)
Litigation and contingent liabilities reserves	1,181	1,443
Reserve for early retirement	110	40
Substitute tax due upon the release of accelerated depreciation reserves to income	119	—
Substitute tax on revaluations (Law 350/2003)	—	228
Payable to Treasury for UMTS license	253	217
Payable to Ferrovie dello Stato for telecommunication network	260	233
Other	245	457

	2,168	2,618

Litigation and contingent liabilities reserves include euro 378 million to cover uncertainties, contingencies and potential liabilities from current legal proceedings (primarily relating to supply contracts, labor disputes and plant operations) of a determinate nature that, according to ENEL’s internal and external legal advisors, are reasonably estimable and for which the Company believes an unfavorable outcome to be probable. An additional amount of euro 44 million has been accrued in the year ended December 31, 2003. The reserve does not take into account the effects of proceedings in which a favorable outcome is expected or those in which an adverse outcome cannot be reasonably estimated. Further information regarding litigation and contingent liabilities is provided in Note 21.

The reserve also covers additional estimated liabilities and charges of various nature, connected mainly to the operation and conversion of plants, penalties and other charges on engineering contracts, litigation with local administrations for taxes and fees of various nature, the estimated future cost arising from the restructuring plans launched in 2003 in the telecommunications and real estate sectors (euro 89 million as of December 31, 2003), in addition to contributions due on revenues from telecommunications services — for which the related resolution imposing them was appealed. With regards to the latter category, the provision at the end of 2003 amounted to euro 194 million, of which euro 51 million was accrued during the year ending December 31, 2003. In 2003, in the context of the appeals submitted by Albacom and Infostrada (now part of WIND), the European Court of Justice issued an opinion on the interpretation of the EU Directive no. 97/13 (relating to common rules regarding general authorizations and individual licenses in the telecommunication sectors), stating that the provision of the same “prohibit member states from imposing on holders of telecommunication licenses charges similar to those under examination”. A final pronouncement by the competent Italian Authority is still pending. In the absence of a final resolution of the Supreme Administrative Court holding said contribution to be illegal, it has been deemed appropriate to maintain such provision, as deemed necessary by current Italian legislation, as of December 31, 2003.

Other accruals for the year relate mainly to penalties and risks on engineering contracts of euro 8 million, charges relating to the operation of generation plants of euro 179 million, and an estimate of damages in excess of insurance coverage of euro 26 million.

The Italian 2002 and 2003 Budget Laws enabled the release from corporate income tax (IRPEG) of the reserves accumulated in the statutory accounts arising from accelerated depreciation charged for tax purposes, through the payment of a 19% substitute tax. This amount is due after December 31, 2004.

The amount included in Substitute tax on revaluations (Law 350/2003) relates to the revaluation of assets carried out in the statutory accounts of the main Italian ENEL companies. The amount accrued represents two installments to be paid in 2005 and 2006.

In 2001, WIND bought a 20-year license for the installation and operation of third generation mobile telecommunications system (UMTS — IMT 2000) for a total consideration of euro 2,447 million, of which euro 217 million is due in the years from 2005 to 2010 (euro 36 million is due in 2004).

The payable to Ferrovie dello Stato relates to the usage and transmission rights of the fiber optic network.

Other includes minority interests, long-term trade and other payables. Minority interests were euro 191 million and euro 70 million for the years ended December 31, 2003 and 2002,

respectively. Long-term trade and other payables were euro 266 million and euro 175 million for the years ended December 31, 2003 and 2002, respectively.

(13) SHAREHOLDERS’ EQUITY

Share Capital

In accordance with the resolution of the Shareholders’ Meeting held on May 25, 2001, the capital stock of the Parent was restated in euro (bringing the nominal value of each share from lire 1,000 to euro 0,50). At the same date, the shares were subject to a reverse split in a ratio of one share with nominal value euro 1 for every two shares of nominal value euro 0.50, effective July 9, 2001. Following such operations, the capital stock is now composed of 6,063,075,189 ordinary shares with a nominal value of euro 1 each. As a result of rounding, the capital stock was decreased from euro 6,263 million to euro 6,063 million, with the balance of euro 200 million transferred to the Legal reserve.

At December 31, 2003 and 2002, on the basis of the Shareholders’ Register and information available, there are no shareholders with an ownership interest in the Company greater than 2% of the capital stock of the Company other than the Treasury Ministry. At December 31, 2003, the Treasury Ministry holds 50.63% of the capital stock and Cassa Depositi e Prestiti SpA (a company controlled by the Treasury Ministry) holds 10.35% of the capital stock. At December 31, 2002, the Treasury Ministry held 67.576% of the capital stock.

Shareholders’ Equity Reserves

The Legal reserve represents the residual amount of undistributable earnings restricted from the payment of dividends pursuant to the Italian Civil Code (the Civil Code). Under the Civil Code, with respect to income of any year, an amount equal to 5% of the Company’s and Italian subsidiaries’ statutory income must be allocated to a legal reserve until such reserve is equal to one-fifth of the par value of the Company’s issued and outstanding share capital. The legal reserve of the Parent represents 24% of its share capital, consequently a current allocation is not required.

The “Law 292/93 reserve” reflects the residual amount of write-up of assets of the Parent pursuant to Law No. 292. As discussed in Note 2, revaluation reserves of the Parent prior to 1993 have been credited to retained earnings in the accompanying consolidated financial statements.

Retained Earnings

As provided by Italian law, dividends may only be paid out of the statutory retained earnings, plus its distributable reserves and statutory net income for the current year, net of the amount to be allocated to the legal reserve in the subsequent year. The legal reserve may not be distributed. Approximately euro 4,481 million was available for dividends as of December 31, 2003.

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

The reconciliation of shareholders’ equity and net income as reported in the statutory financial statements to those reported in the consolidated financial statements is as follows:

	Net Income			Shareholders’ Equity
	2001	2002	2003	2001	2002	2003
	(millions of euro)
Per Parents’ statutory financial statements	3,578	2,405	607	13,350	13,573	11,997
Effects of consolidating the financial statements of the Subsidiary Companies	709	(370)	2,192	7,737	7,358	9,576
Elimination of intra-group gains and other	(61)	(27)	(290)	(121)	(159)	(449)

Per consolidated financial statements	4,226	2,008	2,509	20,966	20,772	21,124

In 2003, 2002, and 2001 the elimination of intra-group gains relates mainly to the elimination of margins earned on captive generation plant construction activities.

(14) OPERATING REVENUES

Operating revenues for the years ended December 31, 2001, 2002 and 2003 were as follows:

	2001	2002	2003
	(millions of euro)
Energy sales and transport	21,323	20,208	19,834
Electricity Equalization Fund contributions	783	187	179
Telecommunications services	2,817	3,642	3,959
Gas sales to end users	423	780	1,254
Other:
Connections, inspections and repositioning services	591	645	684
Other operating revenues	2,844	4,515	5,407

Total other	3,435	5,160	6,091

	28,781	29,977	31,317

Revenues from the sale and transport of electricity declined from 2002 to 2003 by euro 374 million mainly due to the reduction of revenues from sales on the free market due to the change in ENEL’s strategy on the free market. Starting from 2003, ENEL selectively reduced its electricity sales to large business clients (yearly consumption between 1 million and 100 million of kWh) in favor of the selective penetration of the medium business segment (yearly consumption between 0.1 million and 1 million of kWh). This decrease was partially offset by higher revenues from sales on the domestic regulated market primarily due to higher volumes transported for the free market and the rise in the tariff component aimed at covering the cost of fuel.

The electricity equalization fund contributions are in line with 2002 despite the different components. Electricity Equalization Fund contributions for the year ended December 31, 2003 include euro 102 million relating to costs incurred for green certificates in 2002 which were reimbursed to ENEL in 2003. Electricity Equalization Fund contributions for the year ended December 31, 2002 include contributions recognized on previous years’ generation of plants falling under the incentives of CIP Resolution no. 6/92. For the year ended December 31, 2001, Equalization Fund contributions include only euro 452 million relating to the contribution of euro 0.003 for each kWh produced for Non-Eligible Customers and euro 331 million mainly related to contributions on electricity generated by plants under the provisions of CIP Regulation 6/92 in previous years, but recognized in 2001. In compliance with the tariff regulations, effective January 1, 2002, Equalization Fund contributions for power generated for Non-Eligible Customers were eliminated.

Revenues from telecommunication services increased by euro 317 million from 2002 to 2003 due to higher traffic reported by WIND in the mobile telephone segment, partly offset by a slight decline in revenues from fixed line telephone service.

Revenues from the sale of natural gas to end users increased by euro 474 million from 2002 to 2003 primarily due to the change in the scope of activity. The year ended December 31, 2002 only included six months of the Camuzzi Group, whose results are consolidated from July 1, 2002.

Other operating revenues increased by euro 931 million primarily due to reasons including: the reimbursement in 2003 of euro 410 million of charges recorded in 2002 related to the hydroelectric surcharge as a result of the issue by the Ministry of Productive Activities of a Decree dated September 10, 2003 establishing the terms for the reimbursement of the hydroelectric surcharge; the awarding in 2003 by the Authority of euro 147 million in prizes for the improvement in service quality achieved by Enel Distribuzione in 2001 and 2002 (in 2002, euro 4 million was recorded for similar prizes for previous years); euro 55 million resulting from the termination of a contract for the construction of a power plant in Libya; higher fees from the use of the national transmission network of euro 52 million due to a tariff increase and a higher volume of electricity transported; revenues generated by the initiation of service in 2003 of very-high voltage transmission lines in Brazil of euro 52 million and stronger Engineering and Contracting activities of Enelpower for third parties of euro 164 million.

In 2003, sales in countries other than Italy amounted to euro 2,036 million (euro 1,596 million and euro 433 million in 2002 and 2001, respectively), of which euro 1,482 million were in Europe (euro 1,085 million and euro 12 million in 2002 and 2001, respectively), euro 246 million in the Middle East (euro 363 million and euro 328 million in 2002 and 2001, respectively) and euro 233 million in the Americas (euro 91 million and euro 75 million in 2002 and 2001, respectively).

(15) PERSONNEL EXPENSES

Personnel expenses for the years ended December 31, 2001, 2002 and 2003 were as follows:

	2001	2002	2003
	(millions of euro)
Wages and salaries	2,645	2,554	2,440
Social security contributions	726	700	675
Employee termination indemnities	218	208	197
Employee pension and similar obligations	26	22	26
Other costs	107	105	102

	3,722	3,589	3,440

Personnel expenses decreased by euro 149 million from 2002 to 2003 due to the effect of changes in the scope of consolidation and the reduction in headcount in the Sales, Infrastructure and Networks (in the electricity area) and Generation Divisions, partly offset by the impact of acquisitions in the Gas area.

(16)	PURCHASED POWER, FUEL FOR THERMAL GENERATION AND MATERIALS AND SUPPLIES

Purchased power, fuel for thermal generation and materials and supplies for the years ended December 31, 2001, 2002 and 2003 were as follows:

	2001	2002	2003
	(millions of euro)
Purchased power	3,649	4,802	4,620
Fuel for thermal generation	5,249	4,255	4,101

Total fuel and power	8,898	9,057	8,721
Materials consumption	1,344	1,975	1,733
Gas for distribution and fuel for trading.	1,005	2,237	2,378

Total materials and supplies	2,349	4,212	4,111

	11,247	13,269	12,832

The decrease in the cost of fuel for thermal generation reflects mainly the change in the scope of activity following the disposal of Eurogen in 2002 and Interpower in 2003.

The decrease in cost of materials is due to a decrease in the amount of construction of electricity distribution networks in 2003.

The increase in the purchases of gas for distribution due to the growth in the scope of activity is partially offset by a decline of fuel purchased for trading.

(17) SERVICES AND RENTALS EXPENSES

Services and rentals expenses for the years ended December 31, 2001, 2002 and 2003 were as follows:

	2001	2002	2003
	(millions of euro)
Electricity transmission fees	1,751	1,399	912
Interconnections and roaming	1,424	1,426	1,381
Other services	1,843	2,164	2,197

Total services	5,018	4,989	4,490

Rentals and leases	615	721	734

	5,633	5,710	5,224

The decrease in the cost of services from 2002 to 2003 is substantially due to the suppression of the hydroelectric surcharge, which in 2002 was euro 424 million (including Eurogen and Interpower charges of euro 14 million). On September 10, 2003, a legislative decree defining the parameters for the reimbursement of the hydroelectric surcharge was issued. According to its provisions, Enel Produzione and Enel Green Power recorded an overall benefit in 2003 of euro 410 million, equal to the charge recorded for the hydroelectric surcharge in the 2002 statement of income.

Interconnections and roaming costs in 2003 declined by euro 45 million as a result of the development of proprietary networks, allowing the reduction of traffic which was diverted to other operators. Roaming costs declined by euro 32 million, while interconnection costs decreased by euro 13 million.

The Company has entered into various operating leases, primarily related to offices, vehicles and office equipment, used in the normal course of business. The original lease terms generally do not exceed six years in accordance with Italian law, but may be renewed upon expiration. Rental expense for significant leases totaled approximately euro 194 million, euro 216 million and euro 211 million for the years ended December 31, 2003, 2002 and 2001, respectively. Future rental payments for the years 2004 through 2008 are estimated to be euro 250 million, euro 307 million, euro 313 million, euro 319 million and euro 326, respectively.

(18) FINANCIAL INCOME AND EXPENSES

Financial income for the years ended December 31, 2001, 2002 and 2003 was as follows:

	2001	2002	2003
	(millions of euro)
Interest income	104	100	98
Foreign exchange differences	68	152	270
Other	35	34	57

	207	286	425

Financial expense for the years ended December 31, 2001, 2002 and 2003 was as follows:

	2001	2002	2003
	(millions of euro)
Interest and other charges on bonds	390	418	464
Interest and other charges on loans from banks and other financial institutions	413	510	547
Interest on short-term debt from banks and other financial institutions	376	200	148
Foreign exchange differences	57	159	268
Other	81	177	128

	1,317	1,464	1,555

Net financial expense decreased by euro 48 million over the previous year mainly due to a reduction in the average cost of debt.

(19) EXTRAORDINARY INCOME AND EXPENSES

     Extraordinary income in 2003 included:

•	euro 356 million capital gain on the disposal of Interpower (Note 1);

•	euro 165 million capital gain on the disposal of local electricity distribution networks, of which euro 120 million related to the disposal of the Brescia distribution network (Note 1);

•	adjustments of euro 58 million on income taxes for the previous year, resulting from the definition of the tax treatment of a number of items for which there existed uncertainty when the 2002 consolidated financial statements were prepared;

•	indemnities recognized by third parties of euro 44 million;

•	write-backs of euro 37 million as a result of adjustments made in previous years;

•	adjustments and other items relating to WIND of euro 31 million;

•	capital gains and non-recurring income of various nature of euro 69 million.

     These extraordinary income items were offset in part by:

•	early retirement incentives of euro 256 million;

•	write-downs of euro 133 million and other expenses of euro 58 million related to the conversion of the Torrevaldaliga Nord power plant;

•	restructuring and reorganization charges of euro 92 million, of which euro 69 million relates to WIND;

•	charges relating to the tax amnesty of euro 83 million;

•	adjustments relating to capital grants recorded in previous years’ of euro 60 million;

•	write-downs, settlements of transactions due to extraordinary events, extraordinary reimbursements made to customers and taxes relating to previous years of euro 48 million;

•	adjustments and other items of various nature relating to WIND of euro 44 million;

•	write-downs relating primarily to foreign coal trading activities of euro 23 million;

•	adjustments of euro 20 million on previous year fuel stocks;

•	expenses of various types of euro 79 million.

The net extraordinary income net of tax effect amounts to euro 8 million, reflecting different tax rates applicable to the single components of net extraordinary income.

     Extraordinary income in 2002 included:

•	gains on the disposal of Eurogen of euro 2,313 million (see Note 1);

•	gains on the disposal of the distribution networks in the municipalities of Milan and Verona of euro 459 million (see Note 1);

•	euro 64 million adjustment on previous years’ income taxes resulting primarily from the definition of the appropriate tax rules applicable to certain capital gains;

•	interconnection fee adjustments and other items relating to WIND of euro 46 million;

•	adjustments and extraordinary gains of euro 34 million recorded by the Viesgo Group; and

•	other extraordinary gains of euro 88 million.

     These extraordinary income items were offset in part by:

•	a write-down of euro 1,511 million to reflect the impairment in the value of the goodwill relating to WIND, based on the outlook for the telecommunications sector and the downwards revision of growth expectations (see Note 7);

•	early retirement incentives to personnel of euro 291 million;

•	a write-down of euro 94 million in the value of a discontinued geothermal plant;

•	adjustments, write-downs and items of various nature relating to WIND of euro 92 million;

•	a write-down of euro 58 million in the value of generation plants to be decommissioned in view of their conversion to combined-cycle technology;

•	a write-down of euro 49 million in the value of parts of plants destined to international projects in the engineering and contracting sector which, in view of the adverse economic situation in the area in which such projects were based (South America), are no longer expected to be carried on;

•	adjustments and accruals recorded by Viesgo of euro 39 million;

•	an adjustment of euro 41 million in the unamortized cost paid upon the suppression of the electricity industry pension fund following a reduction in personnel; and

•	other extraordinary losses of euro 93 million.

The net extraordinary income net of tax effect of euro 1,067 million, reflects different tax rates applicable to the single components of net extraordinary income.

     Extraordinary income in 2001 included:

•	gains on the sale of Elettrogen of euro 1,900 million;

•	gains on the sales of generation plants located in the Valle d’Aosta (Geval) and 49% of distribution activities in the Region (Deval) of euro 444 million;

•	gains on the disposal of assets primarily represented by the distribution networks in the municipalities of Rome and Turin of euro 391 million;

•	other gains on the disposal of assets of euro 87 million;

•	the recording of euro 501 million relating to electricity supplied at the end of 2000; such recognition was not possible according to the accounting and billing method previously used;

•	settlement of contributions from the Electricity Equalization Fund relating to previous years of euro 40 million; and

•	other extraordinary gains of euro 81 million.

     These extraordinary income items were offset in part by:

•	a write-down of euro 443 million to reflect the early disposal of analog meters currently in use due to their replacement with electronic meters in the context of the “digital meter” project;

•	a write-down of euro 224 million in the value of plant and accrual of expected costs for the disposal of fixed assets as a result of the conversion of part of generating plants to combined cycle gas turbine technology;

•	early retirement incentives to personnel of euro 190 million;

•	charges connected with the business integration between WIND and Infostrada of euro 125 million;

•	capital losses on disposal of assets and other extraordinary write-downs of euro 76 million; and

•	other extraordinary losses of euro 68 million.

     Net extraordinary income net of the tax effect amounts to euro 2,078 million.

(20) INCOME TAXES

The provisions for income taxes for the years ended December 31, 2001, 2002 and 2003, were as follows:

	2001	2002	2003
	(millions of euro)
Current	1,655	562	1,396
Deferred	(317)	357	(8)
Resizing of deferred taxes and deferred tax assets to changes in tax rates	—	(38)	(47)
Tax incentives on capital expenditure	(86)	(213)	—
Release of deferred tax provision following release of accelerated depreciation reserves and reversal of deferred provision as a result of revaluation of assets carried out in the statutory accounts by ENEL companies	(603)	(60)	(375)

	649	608	966

The difference between the normal tax rate on income before taxes and the effective tax rate for the years ended December 31, 2001, 2002 and 2003 is due to the following factors:

	2001	2002	2003
Normal tax rate on income before taxes (a)	47.0%	47.0%	45.0%
Resizing of deferred taxes and deferred tax assets to changes in tax rates	—	(1.6)	(1.4)
Release of deferred tax provision following release of accelerated depreciation reserves and reversal of deferred provision as a result of revaluation of assets carried out in the statutory accounts by ENEL companies	(13.1)	(2.5)	(11.1)
Capital gains subject to 19% substitute tax and release of excess deferred taxes of companies sold	(19.8)	(37.1)	(4.8)
Adjustments of deferred tax assets and other impacts relating to WIND	—	23.2	—
Tax incentives on capital expenditure	(1.8)	(9.0)	—
Impact due to corporate operations in the gas sector	—	5.0	—
Permanent differences and other	1.8	0.6	0.8

Effective tax rate	14.1%	25.6%	28.5%

(a)	Normal tax rate is estimated considering Italian Corporate income tax rate (IRPEG, which will be replaced by IRES starting from 2004) of 34%, 36% and 36% for the years ended December 31,2003, 2002 and 2001, respectively, and regional income tax rate (IRAP) of 4.25% for all years presented. In order to estimate the impact of IRAP (for which employee related costs, interest expense and certain other costs are not deductible) an estimate of the different tax base has been made based on historical trends. The impact of different tax rates used in foreign countries is reflected among other differences.

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets have also been calculated on loss carry-forwards for tax purposes to the extent that their recovery is reasonably certain.

Income taxes for 2003 benefited from the reversal of euro 375 million (contributing for 11.1 percentage points of the difference between the normal tax rate and the effective tax rate), resulting from the revaluation of assets carried out by main ENEL companies on certain classes of assets, limited to the spread between fiscal and ordinary accumulated depreciation. The carrying value of these assets in the statutory accounts as of December 31, 2003 is therefore now in line with that reported in the Consolidated Financial Statements. The amount of the revaluation is subject to a 19% substitute tax rate, while deferred taxes accrued on the difference between the carrying value in the statutory accounts (equivalent to the tax base) and that reported for consolidation purposes were calculated at the ordinary corporate tax rate. As a consequence, the portion of the deferred tax provision exceeding the amount of the substitute tax was reversed and accounted for as an offset item under 2003 income taxes.

A further benefit equal to euro 164 million (contributing for 4.8 percentage points of the difference between the normal tax rate and the effective tax rate) arises from the taxation of the capital gain on the disposal of Interpower and local electricity distribution networks at the 19% substitute tax rate instead of the ordinary corporate tax rate.

Finally, the adjustments made to deferred taxes to take into consideration the amended tax rate resulted in a euro 47 million net positive component.

Income taxes for 2002 and 2001 (contributing for 1.4 percentage points of the difference between the normal tax rate and the effective tax rate) benefited from the taxation of large capital gains (euro 2,772 million) at a 19% substitute tax rate instead of the ordinary corporate tax rate, in addition to the further benefit from the reversal of the surplus in deferred tax provisions accrued at the ordinary corporate tax rate on the temporary differences related to the assets and businesses sold during the year. Benefits deriving from tax incentives on capital expenditure (Tremonti-bis Law) for 2002 amounted to euro 213 million. This tax incentive was no longer applicable in 2003.

Deferred tax assets recognized by WIND in 2003, 2002 and 2001, on the tax loss carry-forward for each of these years were euro 207 million, euro 265 million and euro 350 million, respectively. In 2002, following the definition of a new business plan, deferred tax assets of euro 269 million were deemed no longer recoverable and were consequently written down.

Significant components of deferred taxation at December 31, 2002 and 2003 are as follows:

	2002	2003
	(millions of euro)
Deferred income tax liabilities:
Accelerated depreciation	(2,077)	(1,663)
Other	(1,027)	(852)
Deferred income tax assets:
Loss carry-forward	696	941
Accruals and reserves	973	1,097

Net deferred income tax liabilities	(1,435)	(477)

At December 31, 2003, income taxes for all fiscal years prior to 1999 have been settled by the Company with the Italian tax authorities.

(21) COMMITMENTS AND CONTINGENCIES

Financial Derivatives

The Company purchases electricity from countries that use currencies other than the euro and also purchases fuel in the international oil and natural gas markets, where prices are generally denominated in U.S. dollars. As a consequence, the Company is subject to market risks from changes in foreign exchange rates and commodity prices. The Company is also directly subject to interest rate risks related to its financial indebtedness.

Derivative instruments are utilized by the Company to reduce these risks.

Notional Amounts and Credit Exposures of Derivatives

The notional value of a derivative is the contractual amount on the basis of which the differentials are exchanged; this amount can be expressed either on a value basis or on a physical quantities basis (such as tons, converted into euro by multiplying the notional quantity by the fixed price). Amounts expressed in currencies different from euro are converted into euro by applying the exchange rate at the balance sheet date.

The notional amounts of derivatives summarized below do not represent amounts exchanged by the parties and, thus, are not a measure of the credit exposure of the Company.

Although the Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, given the high credit standing of the counterparties, the Company does not expect there to be any defaults by these parties in meeting their obligations.

Interest Rate Risk Management

The Company enters into various types of interest rate contracts in managing its interest rate risk. The financial instruments utilized as of December 31, 2002 and 2003 were as follows:

	Notional amount
	2002	2003
	(millions of euro)

Interest rate swaps	7,697	8,580

Interest rate collars	857	873

Swaptions	50	26

Forward Rate Agreements	100	—

Total	8,704	9,479

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

Foreign Exchange Rate Risk Management

The Company enters into various types of foreign exchange contracts in managing its foreign exchange risk. The foreign exchange contracts utilized as of December 31, 2002 and 2003, were as follows:

	Notional amount
	2002	2003
	(millions of euro)

Forward exchange contracts relating to Commodity hedging	1,618	294

Forward exchange contracts relating to hedges of commercial paper	725	440

Forward exchange contracts relating to hedges of future cash flows	827	1,387

Other forward exchange contracts	671	153

Options	254	110

Total	4,095	2,384

At December 31, 2003, the Company had outstanding euro/dollar forward exchange contracts and options with an aggregate notional amount of euro 2,384 million (euro 4,095 million as of December 31, 2002). In particular the Company had:

•	contracts with a notional amount of euro 1,681 million used to hedge the foreign exchange risk related to fuel purchases, electricity imports and expected cash flows in currencies other than the euro (euro 2,445 million as of December 31, 2002); and

•	contracts with a notional amount of euro 440 million used to hedge the foreign exchange risk related to the repayment of the commercial paper the Company issued in foreign currency (euro 725 million as of December 31, 2002).

The Company generally enters into these contracts with respect to the same amount and date of the repayment obligation or the cash flow that the Company expects to generate, thus any change in fair value of these contracts deriving from a possible appreciation or depreciation of the euro against the other currencies is fully offset by a corresponding change in the fair value of the underlying position.

At the end of 2003, the Company also had in place euro 153 million of foreign exchange forward contracts (euro 671 million as of December 31, 2002) and euro 110 million of options (euro 254 million as of December 31, 2002) used to hedge any residual foreign exchange risk on an aggregated basis.

The Company uses forward exchange contracts and currency options primarily to hedge expenses denominated in foreign currencies. The accounts payable in currencies other than euro are denominated mainly in U.S. dollars and Swiss francs. Both “buy” and “sell” amounts of such contracts are indicated at the notional value. Currency options, traded in the over-the-counter market, provide the Company with the right or the obligation to buy or sell agreed amounts of currency at a specified exchange rate at the end of a specified period, generally not exceeding one year. Generally, the maturity of the Company’s forward exchange contracts also does not exceed one year.

Commodity Risk Management

At the end of 1999, the Company established a new company, Enel Trade (formerly Enel F.T.L.—Fuel Trading and Logistics) with the purpose of providing fuel to the individual generation companies and gas to the sale and distribution companies within ENEL, to manage the Company’s risk in the oil market and to develop fuel trading activities on the international markets. Enel Trade started operations on June 1, 2000.

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

Under the commodity swap contracts, the Company establishes with a counterparty the exchange, on a specific pricing period basis, of the difference between the average of an index and the predetermined fixed quantity value.

For futures contracts, the Company purchases (sells) standardized contracts on the IPE–International Petroleum Exchange and the NYMEX–New York Mercantile Exchange. These contracts are subject to the daily payment of the margins and, therefore, no credit default risk exists.

Because of the uncertainties at the end of 2003, as to the effective starting date of the Italian Power Exchange (IPEX), as of December 31, 2003, no positions for the purpose of hedging of the electricity price were in place.

Consequently, the sole positions in place were for the purpose of the hedging activity of physical contracts related to the fuel purchasing activity (natural gas, fuel oil, etc.).

At December 31, 2003, the notional value of the Company’s open contracts was as follows:

•	Futures: euro 36.6 million or 1,437 contracts;

•	Swaps on petroleum indexes: euro 36.7 million or 335,852 tons; and

•	Swaps on gas transmission fee: 1 billion cubic meters per year.

At December 31, 2002, the notional value of the Company’s open contracts was as follows:

•	Futures: euro 354 million or 12,752 contracts;

•	Swaps on petroleum indexes: euro 268 million or 2,062,518 tones; and

•	Swaps on gas transmission fee: 1 billion cubic meters per year.

     The fair value of these contracts as of December 31, 2002 and 2003 was as follows:

	As of December, 31
	2002	2003
	Fair Value (millions of euro)

Futures	0.5	23.2

assets	0.6	25.0

liabilities	(0.1)	(1.8)

Swaps on Petroleum indexes	1.6	7.1

assets	2.3	13.1

liabilities	(0.7)	(6.0)

Gas Transmission fee	(9.6)	(9.4)

assets	0.0	0.0

liabilities	(9.6)	(9.4)

Total	(7.5)	20.9

assets	2.9	38.1

liabilities	(10.4)	(17.2)

Fair value of financial instruments are disclosed in Note 25.

Purchase Commitments

The Company has entered into various fuel supply contracts primarily for the purchase of fuel oil and natural gas. The Company expects that expenditures related to these commitments will approximate an aggregate of euro 10,467 million for the period from January 1, 2004 through December 31, 2008. The Company also has unconditional purchase obligations for electric power. The Company expects that its expenditures related to these commitments will approximate euro 2,747 million for the period from January 1, 2004 through December 31, 2008.

Insurance

The Company maintains third-party insurance to cover property liabilities, and other risks in the normal course of business in amounts that the Company’s management believes are adequate to cover the risks involved, considering minor additional accruals included in other non current liabilities. In addition, the Company maintains casualty and liability insurance against risks of its business to the extent management considers appropriate. The level of this insurance is generally in line with that maintained by other companies in the same industry.

Litigation

The Company is a defendant in a number of legal proceedings incidental to the generation, transmission and distribution of electricity. Because of the nature of these proceedings, the Company is not in the position to predict the ultimate outcome of certain of these matters, some of which may be unfavorable to the Company. However, the Company does not expect the outcome of such proceedings, either individually or in the aggregate, to have a material adverse effect upon its financial position or results of operations, therefore, no provisions are included in the “Litigation and contingent liabilities reserve”. The most significant litigations are listed below.

The European Commission requested information from the Italian Government in order to assess whether the capital contributions made by ENEL to WIND from 1998 through October 2002, loans ENEL granted to WIND or the terms and conditions of its lease agreement for fiber optic cables with WIND violated restrictions on State aid to companies. At this stage, the Company cannot predict if the European Commission will open a formal investigation of any of these matters, nor can ENEL predict the eventual outcome of any such investigation.

The Italian Antitrust Authority began an investigation in 2002 to assess whether ENEL and one of its subsidiaries, Enel Energia (formerly Enel Trade), abused their dominant position by, among other things, including in their standard contract for the sale of electricity to Eligible Customers in 2002 certain exclusivity and priority clauses aimed at discouraging them from changing their electricity supplier. On November 27, 2003, the Authority determined that this conduct constituted a serious violation of the European Community Treaty and imposed a fine of euro 2.5 million, that was accrued as of December 31, 2003.

The Company has appealed the Authority’s ruling to the Lazio Regional Administrative Court, arguing that it did not hold a dominant position in the market during the period at issue and therefore it could not have abused a dominant position, as well as that the conduct of Enel Energia cannot be attributed to ENEL. While awaiting a ruling on the appeal, the Company paid the euro 2.5 million fine within the provided 90-day period.

Following the blackout of electrical service that occurred on September 28, 2003, approximately 140,000 customers, mainly household, requested a reimbursement for approximately euro 25 for each customer, on the grounds of the general agreement for the supply of electricity to such customers, regardless of the fact that in October 2003, the Energy Authority had issued a release in which it declared that customers should have not been entitled to such reimbursement. The Company believes that it was not responsible for the blackout and, accordingly, has not honored any of these requests. As of June 15, 2004, approximately 2,500 of the Company’s customers have brought legal actions against Enel Distribuzione or Enel S.p.A. in the Italian courts seeking aggregate damages for approximately 3.5 million dollars or euro 2.9 million. So far, the courts issued two decisions, one favorable and one unfavorable to the Company which imposed an obligation to pay euro 25 to the plaintiff which has been appealed. Although the claims of each of the individual plaintiffs are for relatively minor amounts, an increase in the decisions holding the Company responsible for such damages could be expected to result in an increase in the number of such claims and the magnitude of damages sought.

A number of urban planning and environmental cases for the construction and operation of some generation plants and of a number of transmission and distribution lines are pending. Based on indications given by legal advisors, the Company believes the possibility of negative outcomes to be remote. For a limited number of cases, an unfavorable outcome may not however be ruled out completely. In case of negative pronouncements, consequences could consist of the possible payment of damages and costs related to work required on electrical equipment and the temporary unavailability of the same. At present, such charges may not be quantified and are therefore not included in the “Litigation and contingent liabilities reserve”.

The public prosecutor of Milan initiated in February 2003, a criminal investigation of the former chief executive officer of Enelpower, a former senior executive of Enelpower, and 12 other persons for the alleged commission of certain crimes, including embezzlement, fraud, corruption, and false statements to shareholders, in connection with certain transactions carried out by Enelpower in the Middle East and in Italy. On March 5, 2003, Enelpower was notified of the pending investigation and the possible administrative liability it may incur in relation to the alleged crimes. On June 6, 2003, the Tribunal in Milan, upon request by the public prosecutor, ordered the arrest of the former chief executive officer and the former senior executive of Enelpower on suspicion of such charges. In response to this criminal proceeding, ENEL and its subsidiary, Enelpower, initiated legal actions against all Enelpower employees involved in the alleged offenses, aimed at protecting the interests of ENEL and those of its shareholders. In addition, Enelpower notified its suppliers involved in the investigation that, in the event the alleged illegal conduct should be demonstrated, it would seek compensation for damages suffered as a result. On July 11, 2003, the former Chairman of Enel Produzione resigned after voluntarily disclosing to the public prosecutor of Milan the extent of his involvement in the illegal conduct that is the subject of the prosecutor’s investigation. The Company intends to seek any damages caused by the alleged illegal conduct, should such conduct be proved as a result of the pending investigation. None of the individuals charged to date are currently employed by ENEL.

On December 3, 2003, the public prosecutor of Milan requested to bar Siemens AG from receiving contracts from public entities in Italy because of its alleged illicit relationship with members of management of Enelpower and the former Chairman of Enel Produzione. At the same hearing, the Company submitted to the Court a copy of a settlement agreement with Siemens S.p.A. under which ENEL will receive euro 20 million from Siemens S.p.A. for damages to its reputation, as well as the right to renegotiate existing agreements between Siemens S.p.A. and Enel Produzione. On February 19, 2004, the Company entered into a settlement with Alstom Holdings SA, Alstom Power Inc. and Alstom Power Italia S.p.A. providing for damages for injury to its reputation of euro 4.5 million, in the form of a credit applicable to future purchases by ENEL from any Alstom Group company.

Environmental litigation and contingencies

The Company has exposure for environmental contingencies as a result of the installation and operation of electrical equipment. The Company does not expect the outcome of these matters, either individually or in aggregate, to have a material adverse effect upon its position or results of operations, therefore, no provisions are included in the “Litigation and contingent liability reserve”. The most important environmental issues are those relating to the effect of exposure to electric and magnetic fields generated by the equipment installed. The more significant environmental litigation are as follows.

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

ENEL management believes that certain litigation concerning the effect of electric and magnetic fields could evolve in favor of ENEL following the coming into effect of a law on electromagnetic emissions (Law 36/2001) on March 22, 2001, and the related implementation regulations (Decree of the President of the Council of Ministers (DPCM) dated July 8, 2003). The new Law regulates the field and establishes the fundamental principles to be followed by

Regional regulating bodies, setting rules that apply to the whole national territory, defining “exposure limits”, “attention thresholds” and “quality objectives” introduced by DPCM.

New regulations apply to low frequency equipment such as transmission lines, distribution lines and distribution cabins, in addition to high frequency equipment used for the telephone service, including mobile telephone services. The new regulations will introduce a ten-year program for the environmental upgrade of the whole national network to new exposure limits, in addition to the possibility to recover, either in part or in full, costs incurred by the owners of power lines and distribution cabins through electricity tariffs, according to criteria to be set by the Authority for Electricity and Gas, pursuant to Law 481/95, as they represent costs incurred in the general interest.

Following new regulations contained in Section V of the Italian Constitution, introduced through Constitutional Law no. 3/2001 that redefines normative, State and Regional responsibilities, a ruling of the Constitutional Court regarding relationships between the State and Regions in this context was issued. The issue arose following the introduction of a law by the Campania Region (Law no.3 dated November 24, 2001) setting stricter limits on emissions than those set by the former related DPCM of 1992 and by the recent DPCM dated July 8, 2003, also with regards to environmental work on power lines (requiring extensive work on a considerable part of the network, without providing specifically for the reimbursement of costs incurred) which was upheld by the Italian Government before the Constitutional Court on the grounds that it exceeds the jurisdiction of the regions and is in contrast with current legislation. On October 7, 2003, the Constitutional Court ruled as constitutionally illegitimate the said law promulgated by the Campania Region, establishing the principle that limits established by the laws of the State may not be derogated, also in the case of regional legislation, as the protection of health must be insured uniformly on the whole national territory.

A number of urban planning and environmental cases for the construction and operation of some generation plants and of a number of transmission and distribution lines are pending. Based on indications given by legal advisors, the Company believes the possibility of negative outcomes to be remote. For a limited number of cases, an unfavorable outcome may not however be ruled out completely. In case of negative pronouncements, consequences could consist of the possible payment of damages and costs related to work required on electrical equipment and the temporary unavailability of the same. At present, such charges may not be quantified and are therefore not included in the “Litigation and contingent liabilities reserve”.

(22) RELATED PARTY TRANSACTIONS

As the entity primarily responsible for electricity generation, transmission and distribution in Italy, the Company provides services to many other state-owned entities. The rates earned are comparable to the tariff rates charged to similar commercial organizations.

Under the current regulatory framework, the Company enters into certain transactions with the Gestore della Rete (which is wholly owned by the Treasury Ministry, the Company’s majority shareholder). Prices and fees paid to or received from the Gestore della Rete in connection with these transactions are determined by the Energy Authority. The revenues produced from the sales of electricity to the Gestore della Rete represented approximately 3% of total ENEL revenues for the years ended December 31, 2003 and 2002 and 2% for the year ended December 31, 2001. The generation companies pay to the Gestore della Rete the additional access fee to the National Transmission System. The amount of these transactions represents approximately 2% of total operating expenses for the year ended December 31, 2003 and 1% for the year ended December 31, 2002. No amounts related to these transactions were present for the year ended December 31, 2001. Moreover, in 2002 and 2001 the generation companies paid to the Gestore della Rete the hydroelectric surcharge, due on the hydroelectric and geothermal production from plants not falling under the CIP 6 regime, that was discontinued in 2003. The amount of this fee represented approximately 1% of total operating expenses for the years ended December 31, 2002 and 2001. The Transmission segment earns revenue from a fee per kWh transported that distributors and suppliers pay to the Company through the Gestore della Rete. The revenues relating to these fees represented approximately 2% of total ENEL revenues for the years ended December 31, 2003 and 2002 and 3% for the year ended December 31, 2001. The Sales, Infrastructure and Networks segment purchases electricity from the Gestore della Rete and pays to the same fees for the use of the national transmission network. The expenses relating to these prices and fees represented approximately 7% of total operating expenses for the year ended December 31 2003, 10% for the year ended December 31 2002 and 19% for the year ended December 31 2001.

The Company purchases fuel for generation and gas for distribution from Eni, an Italian oil and gas company in which the Treasury Ministry has an ownership interest. Total purchases from Eni were approximately 8% of total operating expenses in 2003, 7% in 2002, and 10% in 2001.

Total purchases from state-owned companies were approximately 8%, 20% and 12%% of total operating expenses for each of the three years ended December 31, 2003, 2002, and 2001, respectively.

Until December 31, 2001, certain tariff components were remitted to and managed by the Cassa Conguaglio peril Settore Elettrico, or Equalization Fund, a public entity charged with redistributing such revenues to the electricity companies entitled to receive them. Effective January 1, 2002, these components, mainly related to the recovery of the fuel cost and to incentives on generation from renewable sources, are included in the sale price of electricity applicable for the generation companies. Equalization Fund contributions recognized in 2003 and 2002 primarily represent the recovery of incentives arising from past years’ production from renewable sources. As the activity of the Equalization Fund is limited to the redistribution of certain tariff components among the operators of the electricity market, the Company does not believe such transactions fall under the definition of transactions with “Related Parties”.

In 2003, the Equalization Fund paid to the generation companies the retrieval relating to green certificate charges incurred in 2002.

(23) DIFFERENCES BETWEEN ITALIAN GAAP AND U.S. GAAP

The consolidated financial statements are prepared in accordance with Italian GAAP, as described in Note 2, which differs in certain respects from U.S. GAAP. The significant differences are described and discussed below and in Notes 24 and 25.

Fixed Assets and Related Depreciation

In accordance with various Italian laws, certain utility plant balances have been restated. Under U.S. GAAP, such restatements are not permitted. In 2000, the Company initiated a plan to replace the existing meters with others based on digital technology. As a consequence, a one time write down was made in 2001 for Italian GAAP but not for U.S. GAAP purposes, and the estimate regarding their remaining useful lives was revised. Additionally, due to the above, differences in gains or losses on disposal of fixed assets arise between Italian and U.S. GAAP.

The reconciliations below include adjustments to eliminate the restatements, and related accumulated depreciation, to reflect the effect of the recomputation of depreciation expense on a historical U.S. GAAP cost basis, to adjust for the one time write-down made under Italian GAAP and to recognize gains or losses on asset disposals in accordance with U.S. GAAP. The effect on net income of the change in estimates of the useful life of certain assets amounts to euro 48 million, euro 51 million and euro 74 million for the years ended December 31, 2003, 2002 and 2001, respectively.

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

Customers’ Connection Fees

As described in Note 2, the Company changed, as of January 1, 2002, the period of recognition of fees charged to Non-Eligible Customers for connection to the electricity network, from deferring and amortizing the effect of the fees over 20 years, to recording the effect of the fees in income in the year of assessment. For U.S. GAAP purposes, these fees continue to be deferred over a 20 year period.

Unbilled Revenues

Until December 31, 2000, the Company recorded revenues for electric services rendered when the electric meter was read or when a customer was billed based on estimated consumption. Revenues for the supply of electricity provided after the last meter reading prior to year-end, as well as differences between estimated and actual consumption, were recognized in the subsequent period when billed. Under U.S. GAAP, revenues are recorded for all services provided through the end of the accounting period. Following the new tariff rules, effective January 1, 2001, revenues under Italian GAAP reflect the estimated amounts of electricity supplied after the last meter reading prior to year end. At December 31, 2001, the difference between Italian GAAP and U.S. GAAP no longer existed. Previous years’ adjustments were reversed in 2001 in the reconciliation presented below.

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

SFAS No. 87, “Employers’ Accounting for Pensions”, requires the provision for pension and other benefits to be recognized over the employees’ employment period based on actuarially determined calculations. In determining the employee termination liability for U.S. GAAP purposes, the Company has applied Approach 2 of Emerging Issues Task Force (“EITF”) No. 88-1. Under this approach, the actuarial present value of the vested benefit obligation the employee is entitled to at separation is based on the employee’s expected date of separation or retirement. The reconciliations below include adjustments to recognize the pension and other benefits in accordance with SFAS No. 87 and EITF No. 88-1.

Additionally, SFAS 87 requires the recognition of an additional minimum liability if the unfunded accumulated benefit obligation exceeds the accrued pension liability. If an additional minimum pension liability is recognized, an equal amount is recognized as an intangible asset to the extent of unrecognized prior service cost. Any remaining excess is reported as other comprehensive income, under Shareholders’ equity.

Other Post-retirement Benefits Accounting

As discussed in Note 2, the Company grants certain post-retirement benefits to its employees, mainly relating to a reduction in electricity tariffs and contributions to certain employee programs that provide medical benefits. The related costs are expensed as incurred under Italian GAAP.

SFAS No. 106, “Accounting for Post-retirement Benefits Other then Pensions”, requires the provision for various employee benefit arrangements to be recognized over the employees’ employment period based on actuarially determined calculations. The reconciliation presented below includes adjustments to recognize the other post-retirement benefits in accordance with SFAS No. 106.

Derivatives

The Company enters into derivatives for general and specific hedging purposes. The general hedges are not designated against specific transactions. Under U.S. GAAP, derivatives that are not designated to hedge specific transactions are accounted for at fair value with gains and losses being recognized currently in the consolidated statements of income. Specific hedges are accounted for as hedges if they meet the qualifying criteria for hedge accounting. The ineffective portion of effective hedge relationships is recorded in earnings when required by U.S. GAAP. The total ineffectiveness recorded in earnings during the years ended December 31, 2003 and 2002 amounts to euro 0.1 million and 0.7 million, respectively.

In connection with the preliminary agreement signed by the Company in October 2000 to acquire Infostrada, the Company also entered into derivative instruments to manage its exposure to the variable price adjustment mechanism in the preliminary agreement. For Italian GAAP purposes, the settlement of the derivative instruments was considered a component of the purchase price of Infostrada, while U.S. GAAP does not allow hedge accounting for instruments intended to hedge the purchase price of a business combination. Therefore, the loss of euro 250 million from these instruments was recorded in 2001 as a loss in the statement of income under U.S. GAAP rather than as a part of the purchase price.

The reconciliation below includes adjustments to reflect the derivatives described above at their estimated fair value in the consolidated statements of income, or in other comprehensive income, as appropriate.

Advertising Costs

Under Italian GAAP, certain advertising costs may be capitalized if certain conditions are met, and are then amortized over five years. Under U.S. GAAP advertising costs are expensed as incurred.

Start-up Costs

Under Italian GAAP, the Company capitalizes and amortizes start-up costs over five years. Under U.S. GAAP, start-up costs are expensed as incurred.

Internal Use Software

For Italian GAAP, software development costs may be capitalized if certain conditions are met. For U.S. GAAP purposes, software development costs are divided into three categories: costs incurred in a preliminary phase (strategic decisions, systems and performance requirements, vendors selection, general conceptual framework, preliminary studies and planning), development and implementation costs, and training and on-going maintenance costs. Under U.S.

GAAP, costs related to the preliminary phase and costs related to training and on-going maintenance are expensed as incurred. Additionally, under Italian GAAP, the Company accrues for costs expected to be incurred regarding the adaptation of software applications. Under U.S. GAAP these costs are expensed as incurred.

Reorganizations of Companies Under Common Control

Under U.S. GAAP, acquisitions within a group of commonly controlled companies are accounted for as a reorganization of entities under common control. Accordingly, assets and liabilities acquired are recorded at historical cost with no goodwill or other adjustments to the historical carrying value of the assets acquired or liabilities assumed arising. U.S. GAAP requires the elimination of goodwill and other purchase price allocation adjustments arising on consolidation of companies acquired under common control together with the related amortization.

FS (Italian State Railways) Right of Way

In the consolidated financial statements of the Company, under Italian GAAP, the total consideration payable to the Italian State Railways for the rights of way over the FS rail network is recorded as an intangible asset and residual payments (13 installments over the period 1999 to 2011) are recorded at face value as liabilities. The intangible asset is amortized over its estimated useful life. For U.S. GAAP purposes, the intangible asset is adjusted to the present value of amounts to be paid for liabilities incurred. Amortization is charged on the adjusted cost of the intangible asset and the discount to present value of the gross amounts to be paid is charged to interest expense using the effective interest rate method over the repayment period.

Sundry Differences Regarding Telecommunications Activities

In 2002 and 2001, the item included several differences regarding telecommunications activities between Italian GAAP and U.S. GAAP, mainly related to customer acquisition costs and activation fees of which the effect of the adjustments reversed in 2003.

Goodwill and Intangible Assets

Under Italian GAAP, intangible assets, including goodwill, are amortized over a period deemed to be representative of the expected useful life of the assets.

Under U.S. GAAP, the Company has adopted Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141) which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001.

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 prohibits the amortization of all goodwill and intangible assets with indefinite useful lives, and also requires that goodwill included in the carrying value of equity method investments no longer be amortized. Intangible assets, excluding goodwill, that have finite useful lives continue to be amortized over their useful lives.

SFAS 142 requires that goodwill and intangible assets with indefinite useful lives be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is tested for impairment using the prescribed two-step process. The first step screens for potential impairment by comparing the fair value of the reporting units to their carrying values. If the fair value of a reporting unit is less than its carrying value, the second step measures the amount of impairment by comparing the fair value of the reporting unit to the fair value of the recognized and unrecognized assets and liabilities of the reporting unit. In accordance with the requirements of SFAS 142, the Company performed the initial impairment test of goodwill as of January 1, 2002. Based on that test, no impairment was recorded at January 1, 2002 with respect to any of the Company’s reporting units, and accordingly there was no cumulative effect of this change in accounting principle.

Under SFAS 142, the Company estimates fair value for its reporting units using a present value technique, incorporating estimated discounted future cash flow assumptions that marketplace participants would use in their estimates of fair value. The annual impairment test of the telecommunications reporting unit was performed as of June 30, 2003 and 2002. The telecommunications reporting unit was evaluated on a stand alone basis, without considering the weighted average cost of capital benefits resulting from being part of the ENEL. As a result of its annual impairment test performed on the telecommunications reporting unit as of June 30, 2002, the Company recognized a goodwill impairment charge of euro 2,336 million. Based on the impairment tests performed during 2002 on the other reporting units, no additional goodwill impairment charges were recognized during 2002. Based on similar tests performed in 2003, no goodwill impairment charges were recognized during 2003.

There are also differences between Italian GAAP and U.S. GAAP in the application of the purchase method of accounting which results in different allocations of the purchase price, in particular the allocation of fair values to intangible assets and the resulting goodwill.

The differences in accounting for goodwill between U.S. and Italian GAAP described above results in differences between net income and shareholders’ equity presented under U.S. GAAP and Italian GAAP. In 2002, under Italian GAAP, and as described in Note 7, the Company recorded a goodwill impairment charge of euro 1,511 million relating to the telecommunications business in addition to goodwill amortization of euro 629 million. Under U.S. GAAP, there was a further impairment charge relating to the telecommunications reporting unit goodwill of euro 825 million, and goodwill is no longer amortized under U.S. GAAP.

The carrying values of goodwill under U.S. GAAP for the segments are as follows:

		Generation
	Telecommu-	and energy	International
	nications	management	operations	Total
	(millions of euro)

Balance as of January 1, 2003, as previously reported	5,358	920	—	6,278

Reclassifications due to change in reorganized segments	—	(920)	920	—

Goodwill acquired during year	855	—	144	999

Balance as of December 31, 2003	6,213	—	1,064	7,277

No goodwill has been allocated to any other segment.

On March 29, 2001, the Company acquired from Vodafone Airtouch Plc 100% of the voting stock of Infostrada, a fixed-line telecommunications and Italian internet operator, for euro 7.6 billion, including certain ancillary costs. Infostrada was merged into WIND effective January 1, 2002. Under both Italian and U.S. GAAP, the acquisition was accounted for as a purchase; however, there are certain differences in the purchase price allocation and in the determination of the amount of resulting goodwill between Italian and U.S. GAAP.

The Company allocated the purchase price to the assets acquired and liabilities assumed based on their fair values and calculated the goodwill under U.S. GAAP. The table below shows a reconciliation of goodwill at the acquisition date between Italian GAAP and U.S. GAAP.

(millions of euro)

Goodwill under Italian GAAP	7,631

Hedge cost (see footnote on derivatives)	(250)

Infostrada U.S. GAAP adjustments	165

(millions of euro)

Goodwill under U.S. GAAP	7,546

Until December 31, 2001, the goodwill was amortized over its expected useful life of 15 years under both U.S. GAAP and Italian GAAP. Upon the adoption of SFAS 142, goodwill is no longer amortized under U.S. GAAP.

The difference in goodwill resulting from the purchase price allocation has been considered in the SFAS 142 goodwill impairment test, and is reflected in the reconciliation lines related to goodwill amortization and impairment.

The following table presents net income and earnings per share under U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 adjusted to exclude the amortization of goodwill in accordance with SFAS 142:

	Year ended	Year ended	Year ended
	December 31, 2001	December 31, 2002	December 31, 2003
	(millions of euro, except per share data)

Reported net income, as adjusted for U.S. GAAP	3,688	1,399	2,376

Add back goodwill amortization, net of tax	284	—	—

Pro-forma net income, as adjusted for U.S. GAAP, after amortization add-back	3,972	1,399	2,376

Basic earnings per share:

Reported net income, adjusted for U.S. GAAP	0.61	0.23	0.39

Goodwill (net of minority interest)	0.05	—	—

Pro-forma basic earnings per share as adjusted for U.S. GAAP, after amortization add-back	0.66	0.23	0.39

Camuzzi Purchase Price Allocation

In connection with the Camuzzi acquisition in 2002, under Italian GAAP goodwill of euro 597 million was recorded. Of this goodwill, an amount of euro 566 million is being amortized over 15 years and euro 31 million is being amortized over 9 years. Under U.S. GAAP, the Company recorded a customer relationship intangible of euro 566 million which is being amortized over 15 years and a license valued at euro 66 million which is being amortized over 9 years. The different allocation under Italian and U.S. GAAP results in additional amortization under U.S. GAAP of euro 4 million for the years ended December 31, 2002 and 2003.

Restructuring Reserve and Conversion Costs

The Italian GAAP consolidated financial statements reflect accruals for future anticipated restructuring charges. U.S. GAAP requires that certain conditions must be met before a restructuring accrual can be recorded. Since these conditions have not been met, the reconciliations below reflect adjustments for the difference in the timing of the recording of costs related to personell and other costs not yet meeting the definition of a liability under U.S. GAAP.

The Italian GAAP consolidated financial statements reflect accruals for certain conversion costs. U.S. GAAP requires these costs to be expensed as incurred. The reconciliations below reflect an adjustment for the difference in timing of the recording of these conversion costs.

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

Investments in Equity Securities

The Company has investments in the equity securities of Echelon Corporation and Red Electrica Espanola. For Italian GAAP purposes, the investments are accounted for under the cost method, with adjustments to earnings in order to reflect declines in value judged to be other than temporary. For U.S. GAAP purposes, the securities are accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, classified as available-for-sale and are carried at their fair market value, with the unrealized holding gains and losses reflected under “Other comprehensive income” in shareholders’ equity. Realized gains and losses, dividends and declines in value judged to be other than temporary are included in income. The reconciliations below include an adjustment to recognize the investments in accordance with SFAS No. 115. As of December 31, 2002 and 2001 the investment in Echelon has the same carrying amount for both Italian and U.S. GAAP. The investment in Red Electrica Espanola was purchased during 2003.

Current and Deferred Taxes

The Company records deferred taxes in accordance with Italian Accounting Standard No. 25, which is substantially consistent with U.S. GAAP, as set forth in SFAS No. 109, “Accounting for Income Taxes.” For Italian GAAP purposes, the Company is not required to recognize deferred taxes on capital reserves if they are not expected to be distributed and the Company has not provided deferred taxes for the Legal Reserves, Law 292/93 Reserves or retained earning. For Italian GAAP purposes, the tax effect will be recognized when these amounts are distributed to the shareholders. For U.S. GAAP purposes, these taxes are required to be recognized since certain criteria have been met. The reconciliation below includes the adjustments to recognize income taxes in accordance with SFAS No. 109.

Additional adjustments to income taxes are also set forth in the reconciliation below to reflect the impact on deferred taxes related to the other Italian GAAP–U.S. GAAP differences described above.

The benefit of investment tax credits, including the Tremonti-bis law incentive, is recognized as a reduction of income tax expense in the year in which the credit is claimed for tax purposes.

Accounting for Asset Retirement Obligations

Under Italian GAAP, legal obligations associated with the retirement of long lived assets are recognized, as other provisions for risks and charges, when the obligation is probable and the amount is objectively quantified on the basis of the information available at the balance sheet date.

Under U.S. GAAP, effective January 1, 2003, ENEL adopted SFAS No. 143 Accounting for asset retirement obligations (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that results from the acquisition, construction, development or normal use of assets. Under this standard, a liability is recognized for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset.

The reconciliation below includes an adjustment to the consolidated net income and consolidated shareholders equity for the year ended December 31, 2003 to record asset retirement obligations arising in 2003 at their present value, which were recorded at nominal value under Italian GAAP.

Classification Differences

In addition to recognition and measurement differences there are a number of classification differences between Italian GAAP and U.S. GAAP. The main classification differences are:

Extraordinary Income and Expenses

As discussed in Note 2, items are recorded as extraordinary under Italian GAAP if they meet certain criteria. U.S. GAAP requires more stringent conditions for the classification of extraordinary items by also requiring the underlying event or transaction to clearly possess a high degree of abnormality and be of a type that would not reasonably be expected to recur in the foreseeable future, taking into account the environment in which the event occurs. Items recorded by the Company as extraordinary in the years presented herein for Italian GAAP would not qualify as extraordinary items under U.S. GAAP. Such items would be included within operating income under U.S. GAAP.

Cash Flow Statements

Under Italian GAAP, the Company determines net cash flow from operating activities by the indirect method, starting from income before minority interests. Under U.S. GAAP, net cash flow from operating activities is presented starting from net income.

Additionally, under Italian GAAP, extraordinary contributions to pension funds and the payment of substitute tax on the release of reserves are treated as cash flows from financing activities, while under U.S. GAAP they are classified as cash flows from operating activities.

Summarized cash flows determined in accordance with U.S. GAAP are presented below:

	2001	2002	2003	2003
				(millions of
	(millions of euro)			U.S. dollars)

Net cash provided by operating activities	5,554	3,815	6,843	8,620

Net cash used in investing activities	(8,707)	(4,241)	(4,730)	(5,958)

Net cash (used in) provided by financing activities	3,249	239	(2,061)	(2,596)

Recently Issued Accounting Standards

In June 2001, the Financial Accounting Standards Board (“FASB”) issued SFAS 143, “Accounting for Asset Retirement Obligations.” The statement applies to legal obligations associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or the normal operation of a long-lived asset, except for certain obligations of lessees. SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and subsequently allocated to expense over the asset’s useful life. The liability is changed at the end of each period to reflect the passage of time (i.e. accretion expense) and changes in the estimated future cash flows underlying the initial fair value measurement. The Company was required to adopt SFAS 143 on January 1, 2003 (see note 25).

On April 22, 2002, the FASB issued SFAS No. 145 “Rescission of FASB Statements No’s 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections”. The principal change is that gains or losses from extinguishments of debt will no longer be classified as extraordinary items as they were under SFAS No. 4. The Company was required to adopt SFAS No 145 on January 1, 2003, except for the provisions relating to the amendments of SFAS 13, which had been adopted for transactions occurring subsequent to May 15, 2002. The full adoption of SFAS No. 145 did not have a material impact on the Company’s financial position, results of operations or cash flows.

In July 2002, the FASB issued SFAS 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The statement requires that a liability for costs associated with exit or disposal activities be recognized in the period in which the costs are incurred. Under previous accounting guidance, a liability could be recognized when management has committed to an exit plan. The provisions of SFAS 146 were effective for exit or disposal activities initiated after December 31, 2002. The reconciliations below include an adjustment for certain costs which were recognized for Italian GAAP purposes in 2003 which do not qualify as a liability under SFAS 146.

In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. The provisions of this Issue were effective for the Company for revenue arrangements entered into beginning January 1, 2004. The Company does not expect the adoption of EITF 00-21 to have a significant impact on the Company’s financial position, results of operations or cash flows.

In November 2002, the FASB issued FASB Interpretation (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34.” This Interpretation elaborates on the disclosure to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee or, if higher, a probable loss under SFAS 5, “Accounting for Contingencies”. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002. As of December 31, 2003, ENEL has guarantees of indebtedness in favour of two unconsolidated investments. The term of the guarantee generally covers the related indebtedness of such unconsolidated investments. The guarantee given by ENEL to Elcogas S.A. of euro 14 million was not issued or modified after December 31, 2002, and therefore not subject to the initial recognition and measurement provisions of FIN 45. The non-contingent portion of the guarantee given by ENEL to CESI for euro 3 million has been determined by management to have a fair value of a negligible amount. Considering the fair value of the CESI guarantee is a negligible amount, ENEL has no financial impact of adopting FIN 45. Additionally, the related indebtedness of the CESI guarantee was paid in full by CESI in May 2004. The maximum potential amount of undiscounted future payments resulting from such guaranties is euro 17 million as of December 31, 2003.

In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51,” which clarifies the application of the consolidation rules to certain variable interest entities. In December 2003, the FASB issued a revised version of FIN 46 (FIN 46R) to address certain technical corrections and implementation issues. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. Regarding a foreign private issuer such as ENEL, the requirements of FIN 46 are effective January 1, 2004, and the requirements of FIN 46R apply to entities other than special purpose entities for the period ended December 31, 2004 and to special purpose entities no later than January 1, 2004. FIN 46 and FIN 46R also provide disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. Certain of these disclosure requirements apply to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. In connection with the matter discussed in note 4, concerning the securitization of receivables carried out by WIND, the Company has determined that the entity described in that note will qualify as a variable interest entity upon adoption of FIN 46R and therefore will be consolidated as of January 1, 2004. The maximum exposure as of December 31, 2003 amounts to the carrying value of the financial notes for euro 149 million. The Company has not identified any other entities which could qualify as variable interest entities.

On October 25, 2002, the EITF reached a consensus on Issue 02-3, “Recognition and Reporting of Gains and Losses on Energy Trading Contracts Under EITF Issues No. 98-10 and No. 00-17”, that changed the accounting for certain energy contracts. EITF 02-3 prohibits the use of mark-to-market accounting for any energy-related contracts unless they are derivatives. Any contracts subject to EITF 02-3 must be accounted for on the accrual basis if they are not derivatives. This change applied immediately to new contracts executed after October 25, 2002 and applied to all existing non-derivative energy-related contracts beginning January 1, 2003. The EITF minutes on Issue 02-3 also indicate that an entity should not record unrealized gains or losses at the inception of derivative contracts unless the fair value of the contracts is evidenced by observable market data. EITF 02-3 required the recording of a non-cash, cumulative effect adjustment to convert non-derivative contracts to accrual accounting no later than January 1, 2003. The Company did not have any non-derivative contracts that required mark-to-market accounting as of January 1, 2003.

On April 30, 2003, the FASB issued FASB Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities”, which amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities”, to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS 149 had multiple effective date provisions depending on the nature of the amendment to SFAS 133. The adoption of SFAS 149 did not have a significant impact on the Company’s consolidated financial statements.

On May 15, 2003, the FASB issued FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. SFAS 150 is implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 did not have any impact on the Company’s consolidated financial statements nor does the Company expect a significant impact on the Company’s consolidated financial statements from provisions yet to be effective.

In May 2003, the EITF reached a consensus on EITF 01-8, “Determining Whether an Arrangement contains a Lease.” EITF 01-8 clarifies certain provisions of SFAS 13, “Accounting for Leases,” with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under EITF 01-8 should be accounted for under current lease accounting literature by lessors and lessees. The Company will be required to apply the provisions of EITF 01-8 prospectively to arrangements newly agreed to, modified, or acquired in a business combination beginning January 1, 2004. The Company does not expect the adoption of EITF 01-8 to have a significant impact on the Company’s consolidated financial statements.

In November 2003, the EITF reached a partial consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” EITF 03-1 addresses the meaning of other than temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method. Although no consensus was reached on how to evaluate when an impairment of securities or investments is other than temporary, the EITF agreed on certain quantitative and qualitative disclosures about unrealized losses pertaining to debt and equity securities classified as available-for-sale or held-to-maturity. The Company has two investments in equity securities which have been classified as available for sale and considered a long term. Other Comprehensive Income reflects an unrealized gain in Red Electrica Espanola of euro 2 million and an unrealized loss in Echelon Corporation of euro 5 million. Management believes that the unrealized loss in Echelon Corporation based on the difference between the carrying amount and fair value as of December 31, 2003 is temporary due to the volatility of the stock price and the positive prospective performance foreseen by the Company in the medium term. The Company has not recorded any realized gains or losses on investments in equity securities during the year ended December 31, 2003.

In December 2003, the Accounting Standards Executive Committee of the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” SOP 03-3 is applicable to loans and debt securities with characteristics of loans acquired in a transfer (including business combinations) and limits recognition and display of the accretable yield to the excess of cash flows expected to be collected over the initial investment. The SOP prohibits carrying over or creation of valuation allowances at initial recognition. Any subsequent increases in cash flows expected to be collected will be recognized prospectively. Any subsequent decreases will be recognized as impairment. The provisions are effective for loans acquired in fiscal years beginning after December 15, 2004. Impairment provisions apply prospectively for loans existing at December 14, 2004, for fiscal subsequent years.

In December 2003, the FASB issued SFAS 132 (revised 2003) (SFAS 132R), “Employers’ Disclosure about Pensions and Other Post-retirement Benefits (revised 2003) and amendment of FASB 87, 88, and 106,” which requires additional disclosures about the Company’s defined benefit plan and other post-retirement plan assets, obligations, net costs, and cash flows. The Company has adopted the new disclosure requirements as of December 31, 2003 (see note 25).

(24)	RECONCILIATION BETWEEN NET INCOME AND SHAREHOLDERS’ EQUITY DETERMINED UNDER ITALIAN GAAP AND U.S. GAAP

The following table summarizes the significant adjustments to consolidated net income for the years ended December 31, 2001, 2002 and 2003 that would be required if U.S. GAAP had been applied instead of Italian GAAP:

	2001	2002	2003	2003
	(millions of euro)(a)			(millions of U.S. dollars) (a)

Net income as reported in the consolidated statements of income	4,226	2,008	2,509	3,161

Items increasing (decreasing) reported net income:

Fixed assets and related depreciation	570	391	110	138

Capitalized interest and related depreciation (b)	(90)	(37)	(67)	(85)

Customers’ connection fees	—	(491)	(497)	(626)

Unbilled revenues	(501)	—	—	—

Pension and employee termination accounting	117	(71)	(7)	(9)

Other post-retirement benefits accounting	(23)	(22)	(24)	(30)

Derivatives	(179)	(42)	(3)	(4)

Advertising costs	23	25	30	38

Start-up costs	12	(13)	10	13

Internal use of software	(5)	1	(4)	(5)

Reorganization of companies under common control	2	2	2	3

FS (Italian State Railways) Right of Way	(4)	(4)	(4)	(5)

Sundry differences regarding telecommunications activity	9	3	(2)	(3)

Goodwill amortization and other intangibles	5	594	535	674

Goodwill impairment	—	(825)	—	—

Camuzzi purchase price allocation	—	(4)	(4)	(5)

Restructuring reserve and conversion costs	(11)	(2)	121	152

Italian pension system obligation	(523)	(446)	124	156

Investment in equity securities	(35)	—	—	—

Deferred taxes on equity reserves, including revaluations	(49)	(3)	(371)	(467)

Asset retirement obligations	—	—	2	3

Tax effects of reconciling items	151	340	(77)	(97)

Impact of reconciling items on minority interest	(4)	(5)	(7)	(9)

Net income in accordance with U.S. GAAP before the cumulative effect of implementation of SFAS 133, net of taxes	3,691	1,399	2,376	2,993

Cumulative effect of implementation of SFAS 133, net of taxes	(3)	—	—	—

Net income in accordance with U.S. GAAP	3,688	1,399	2,376	2,993

Basic earnings per share in accordance with U.S. GAAP(c)	0.61	0.23	0.39	0.49

Diluted earnings per share in accordance with U.S. GAAP(d)	0.61	0.23	0.39	0.49

(a)	Except per-share data which is in Euro and U.S. dollars.

(b)	Includes related depreciation of euro 72 million, euro 72 million, euro 70 million and U.S. $ 88 million, respectively.

(c)	The per share amount has been calculated in accordance with SFAS No. 128, “Earnings Per Share”. See Note 27 for additional information on earnings per share. For purposes of these calculations the weighted average number of shares, taking into account the reverse stock split, was 6,063,075,189 shares as of December 31, 2001, 2002 and 2003, respectively.

(d)	Diluted per share amounts have been calculated in accordance with SFAS No. 128, “Earnings Per Share” and take into account the options outstanding with a potentially dilutive effect as of December 31, 2003.

The following table summarizes the significant adjustments to consolidated shareholders’ equity as of December 31, 2002 and 2003 that would be required if U.S. GAAP had been applied instead of Italian GAAP:

	2002	2003	2003
			(millions of
	(millions of euro)		U.S. dollars)

Shareholders’ equity as reported in the consolidated Balance Sheet	20,772	21,124	26,610

Items increasing (decreasing) reported shareholders’ equity:

Fixed assets and related depreciation (a)	(381)	(313)	(394)

Capitalized interest and related depreciation (b)	1,348	1,281	1,614

Customers’ connection fees	(491)	(988)	(1,245)

Pension and employee termination accounting	(94)	(46)	(58)

Other post-retirement benefits accounting	(1,100)	(1,124)	(1,416)

Derivatives	(338)	(358)	(451)

Advertising costs	(55)	(25)	(31)

Start-up costs	(38)	(56)	(70)

Internal use of software	(33)	(37)	(47)

Reorganization under common control	(10)	(8)	(10)

FS (Italian State Railways) Right of Way	(18)	(22)	(28)

Sundry differences regarding telecommunications activity	2	—	—

Camuzzi purchase price allocation	31	27	34

Goodwill impairment, related amortization and other intangibles	(310)	225	283

Restructuring reserve and conversion costs	—	121	152

Italian pension system obligation	(1,546)	(1,422)	(1,791)

Investments in equity securities	—	(3)	(4)

Deferred taxes on equity reserves, including revaluations	(191)	(627)	(790)

Asset retirement obligations	—	2	3

Tax effects of reconciling items	972	885	1,115

Impact of reconciling items on minority interest	6	15	19

Shareholders’ equity in accordance with U.S. GAAP	18,526	18,651	23,495

(a)	Includes related accumulated depreciation of euro 10,428 million, euro 10,374. million, and U.S. $ 13,068 million, respectively.

(b)	Includes related accumulated depreciation of euro 544 million, euro 604. million and U.S. $ 761 million, respectively.

The condensed consolidated balance sheets as of December 31, 2002 and 2003 presented below have been restated to reflect the differences between Italian GAAP and U.S. GAAP.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2002	2003	2003
			(millions of U.S.
	(millions of euro)		dollars)

Assets

Current Assets	14,220	14,299	18,012

Fixed Assets, net	38,304	37,407	47,122

Other non-current assets	13,899	16,799	21,162

	66,423	68,505	86,296

Liabilities and Shareholders’ Equity

	As of December 31,
	2002	2003	2003
			(millions of U.S.
	(millions of euro)		dollars)

Current liabilities	22,255	23,268	29,312

Long-term debt	17,172	18,005	22,681

Other non-current liabilities	8,406	8,405	10,587

Total liabilities	47,833	49,678	62,580

Minority interest	64	176	221

Shareholders’ equity	18,526	18,651	23,495

	66,423	68,505	86,296

The condensed consolidated statements of income for the years ended December 31, 2001, 2002 and 2003 presented below have been restated to reflect the differences between Italian GAAP and U.S. GAAP.

CONSOLIDATED STATEMENTS OF INCOME

	2001	2002	2003	2003
				(millions of U.S.
	(millions of euro)			dollars)

Total operating revenues	28,781	30,604	31,237	39,349

Total operating expenses	25,140	30,600	26,620	33,533

Gains on disposals of generation businesses	1,696	2,613	349	439

Operating income	5,337 (1)	2,617 (2)	4,966	6,255

Financial income	(1,252)	(1,185)	(1,098)	(1,383)

Losses on equity method investments	(120)	(59)	(70)	(88)

Income before income taxes	3,965	1,373	3,798	4,784

Income tax expense	547	207	1,497	1,886

Income before minority interest	3,418	1,166	2,301	2,898

Minority interest (loss)	(270)	(233)	(75)	(95)

Net Income	3,688	1,399	2,376	2,993

(1)	Includes gain on sale of Elettrogen, previously classified as other non-operating income (expense) and now recorded gains on disposals of generation businesses.
(2)	Includes gain on sale of Eurogen, previously classified as other non-operating income (expense) and now recorded gains on disposals of generation businesses.

The condensed consolidated statements of changes in shareholders’ equity for the years ended December 31, 2003, 2002 and 2001 presented below have been restated to reflect the differences between Italian GAAP and U.S. GAAP as discussed above.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

		Retained	Other
	Share capital	earnings	comprehensive income	Total
		(millions of euro)

Balance as of December 31, 2000	6,263	11,507	(332)	17,438

Restatement of the share capital in euro and reverse stock split	(200)	200	—	—

Cumulative effect from implementation of SFAS 133, net of taxes	—	—	(159)	(159)

Net income	—	3,688	—	3,688

Unrealized loss on equity securities	—	—	65	65

Derivatives	—	—	114	114

Minimum pension liabilities	—	—	(107)	(107)

Other changes	—	—	6	6

Dividends	—	(1,578)	—	(1,578)

Balance as of December 31, 2001	6,063	13,817	(413)	19,467

Net income	—	1,399	—	1,399

Derivatives	—	—	(135)	(135)

Minimum pension liabilities	—	—	(3)	(3)

Other changes	—	—	(19)	(19)

Dividends	—	(2,183)	—	(2,183)

Balance as of December 31, 2002	6,063	13,033	(570)	18,526

Net income	—	2,376	—	2,376

Derivatives	—	—	(12)	(12)

Minimum pension liabilities	—	—	38	38

Investments in equity securities	—	—	(2)	(2)

Other changes	—	(85)	(7)	(92)

Dividends	—	(2,183)	—	(2,183)

		Retained	Other
	Share capital	earnings	comprehensive income	Total
		(millions of euro)

Balance as of December 31, 2003	6,063	13,141	(553)	18,651

	(millions of U.S. dollars)

Balance as of December 31, 2003	7,638	16,554	(697)	23,495

     Tax effects on other comprehensive income are disclosed in Note 25(g).

DISCLOSURE OF COMPREHENSIVE INCOME, NET OF TAX

	2001	2002	2003	2003
				(millions of U.S.
	(millions of euro)			dollars)

Net income in accordance with U.S. GAAP	3,688	1,399	2,376	2,993

Minimum pension liabilities	(107)	(3)	38	48

Investments in equity securities	65	—	(2)	(2)

Derivatives	(45)	(135)	(12)	(15)

Other changes	6	(19)	(7)	(9)

Total comprehensive income	3,607	1,242	2,393	3,015

(25) ADDITIONAL U.S. GAAP DISCLOSURES

(a) Concentrations of Risk and Certain Significant Estimates

     The Company’s business is largely determined by laws, regulations and policies established by the European Union and the Italian government. As described in Note 3, the regulatory framework for the Italian electricity market has changed significantly in recent years with the implementation of the Bersani Decree, designed to liberalize and create more competition in the Italian electricity market. The changes caused by the Bersani Decree include the adoption of a new tariff structure, the restructuring of the Company’s transmission business in order to transfer the management of the transmission network to the System Operator, the reorganization of the Company’s generation, transmission and distribution operations into separate business units and the requirement that the Company sell no less than 15,000 MW of its generating capacity. The Bersani Decree has been amended following the enactment of a law in October 2003 that provides, among other things, that management and operation of the national transmission grid be entrusted to a single entity, which will also own the grid assets and that will be privatized. A governmental decree enacted in May 2004 requires ENEL to merge Terna, the subsidiary that owns the majority of the national transmission grid assets, with the Gestore della Rete in a new entity and to transfer the responsibility for the management of the national transmission grid and related assets by October 31, 2005 to this new entity. Upon this transfer, the Company will no longer control Terna as no electricity operator, including ENEL, shall be entitled to voting rights in excess of 5% with respect to the appointment of Terna’s directors. In any event, ENEL is required to reduce its holding in Terna to no more than 20% by July 1, 2007.

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

     The new tariff regime administered by the Energy Authority that took effect on January 1, 2000, significantly lowered the fixed tariff components for generation, transmission and distribution. In 2003, 2002 and 2001, reductions in fees also resulted from the application of the price cap mechanism to transmission and distribution charges established by the Energy Authority. Once the pool market becomes operational, the tariff component for generation will be periodically adjusted to reflect prices on that market, while the tariff components for transmission and distribution will continue to be subject to a system of price caps.

     In 2003, the European Union adopted a new Directive and a Regulation to further liberalize the electricity market. The new Electricity Directive retains the main principles of the old Directive, which it replaces. It enables all consumers to freely choose their supplier by 2007, irrespective of consumption levels, with all non-household consumers enjoying this right to choose from 2004. Further, the new Electricity Directive introduces new definitions of public service obligations and security of supply, establishes a regulator in all European Union member states with well defined functions, and, finally, requires legal unbundling of network activities from generation and supply. European Union Member States have until July 1, 2004, to pass implementing legislation. Italy has not yet implemented such directive. The Regulation establishes common rules for the cross-border trade in electricity; it lays down principles on charges to be paid as a result of transit flows and access to networks as well as on congestion management; more detailed rules can be issued by the European Union Commission, acting together with a special committee.

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

     The Company expects that competition will increase further due to:

•	An increase in bilateral contracts between its competitors and final customers;

•	The introduction of the pool market, on which prices will be determined by competitive bidding;

•	Regulations limiting each operator’s access to international electricity sources to a maximum percentage of available interconnection capacity; and

•	The construction of new generation facilities by its competitors and the development of new interconnection lines that would increase the volume of electricity that may be imported in Italy.

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

(b) UFEE Acquisition

     On June 16, 2003, ENEL and Uniòn Fenosa signed an agreement for the acquisition by ENEL of 80% of Uniòn Fenosa Energìas Especiales (UFEE), a company that groups the activities of the Spanish operator in the field of energy produced from renewable resources for euro 178 million, while Uniòn Fenosa holds a call option on 30% of the shares expiring at the end of 2007. Since the transaction was concluded in December 2003, the purchase price allocation, based on the fair value of the assets acquired and liabilities assumed on the date of acquisition, is preliminary. In particular, the Company is still in process of obtaining information regarding the fair value of intangible assets acquired. In this preliminary stage, goodwill of euro 123 million has been assigned to the International Division.

     The following table summarizes a preliminary estimate of the fair value of the assets acquired and liabilities assumed, on a U.S. GAAP basis, which approximated book value at the date of acquisition:

(millions of
euro)

Current assets	46

Fixed assets, net	168

Goodwill	123

Other non-current assets	39

Total assets acquired	376

Current liabilities	(47)

Long-term debt	(135)

Minority interest	(14)

Other non-current liabilities	(2)

Total liabilities assumed	(198)

Net assets acquired	178

     The acquisition was treated as a purchase. For U.S. GAAP purposes the goodwill is not amortized.

(c) WIND Acquisition

     On March 20, 2003, ENEL reached an agreement for the acquisition of the 26.6% share in WIND’s capital stock held by the France Telecom Group (France Telecom), thus achieving the full ownership of WIND. The price paid was euro 1,389 million and the purchase agreement included the cancellation of the call option held by France Telecom giving France Telecom the right to increase its share in WIND to 44%. The agreement provides for payments of additional consideration to France Telecom in case ENEL should sell WIND shares before December 31, 2004 receiving a cash price per share higher than that paid by ENEL to France Telecom. The transfer of the shares and the payment of the price, in addition to the transfer of the euro 175 million subordinated loan, took place on July 1, 2003.

     The following table summarizes the fair value of the assets acquired and liabilities assumed, on a U.S. GAAP basis, at the date of acquisition:

(millions of
euro)

Current assets	395

Fixed assets, net	922

Goodwill	855

Intangible assets	595

Other non-current assets	1,284

Total assets acquired	4,051

Current liabilities	(622)

Long-term debt	(1,855)

Minority interest	(7)

Other non-current liabilities	(178)

Total liabilities assumed	(2,662)

Net assets acquired	1,389

     The acquisition was accounted for as a purchase. Of the euro 595 million acquired intangible assets, euro 408 million was assigned to brands which are determined to have an indefinite useful life and therefore are not amortized, euro 103 million was assigned to customer relationships and is being amortized over 5 years, deemed to be appropriate based on estimated customer turnover, and euro 84 million was assigned to the GSM license and is being amortized over the residual duration of the license (which will expire in 2018). The resulting goodwill of euro 855 million was assigned to the Telecommunications Division. The minority interest represents third parties interests in a subsidiary of WIND.

d) Maritza Acquisition

     On March 5, 2003, as part of the program aimed at expansion of its international operations, the Company acquired 60% of the share capital of the Dutch company Entergy Power Holding Maritza BV, which in turn controls 73% of the Bulgarian company Maritza East III Power Company AD. The latter will carry out the refurbishment and environmental upgrade of a lignite-fired generation plant located in Bulgaria.

     The following table summarizes the fair value of the assets acquired and liabilities assumed, on a U.S. GAAP basis, which approximated book value at the date of acquisition:

(millions of
euro)

Current assets	95

Fixed assets, net	57

Goodwill	28

Other non-current assets	9

Total assets acquired	189

Current liabilities	(53)

Long-term debt	—

Minority interest	(61)

Other non-current liabilities	—

Total liabilities assumed	(114)

Net assets acquired	75

     The acquisition was accounted for as a purchase. The resulting goodwill of euro 28 million was assigned to the International Division.

(e) Viesgo Acquisition

     On January 8, 2002, as part of the program aimed at expansion of its international operations, the Company acquired 100% of the share capital of Electra de Viesgo SL, the holding company of the Viesgo Group, the fourth largest electricity operator in Spain, for euro 1,920 million in cash.

     The following table summarizes the fair value of the assets acquired and liabilities assumed, on a U.S. GAAP basis, at the date of acquisition:

(millions of
euro)

Current assets	252

Fixed assets, net	1,421

Goodwill	757

Other non-current assets	123

Total assets acquired	2,553

Current liabilities	(457)

Long-term debt	(12)

Minority interest	(19)

Other non-current liabilities	(145)

Total liabilities assumed	(633)

Net assets acquired	1,920

     The acquisition was accounted for as a purchase. The resulting goodwill of euro 757 million was assigned to the Generation and Energy Management segment. Minority interest relates to certain Viesgo subsidiaries.

(f) Camuzzi Acquisition

     On May 23, 2002, consistent with its strategy to expand its operations in the natural gas distribution and sales activities, the Company purchased 98.81% of the share capital of Camuzzi Gazometri SpA, the second largest distributor of natural gas in Italy, for euro 1,045 million in cash.

     The following table summarizes the fair value of the assets acquired and liabilities assumed, on a U.S. GAAP basis, at the date of acquisition:

(millions of
euro)

Current assets	479

Fixed assets, net	866

Intangible assets	632

Other non-current assets	98

Total assets acquired	2,075

Current liabilities	(658)

Long-term debt	(228)

Minority interest	(2)

Other non-current liabilities	(142)

Total liabilities assumed	(1,030)

Net assets acquired	1,045

     The acquisition was accounted for as a purchase. Of the euro 632 million of acquired intangible assets, euro 566 million was assigned to customer relationships and is being amortized over a period of 15 years, deemed to be appropriate of view of estimated customer turnover, and euro 66 million was assigned to the licenses for the distribution of gas and is being amortized over the duration of the license of 9 years. If the license is not renewed, the customer relationship continues to exist even though the license is held by another party.

(g) Accounting for Income Taxes

     Income taxes are accounted for under the assets

and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

     A detail of the provision for income taxes under U.S. GAAP for the years ended December 31, 2001, 2002 and 2003 is as follows:

	2001	2002	2003	2003
				(millions of U.S.
	(millions of euro)			dollars)

Current	1,569	285	1,479	1,863

Deferred	(1,022)	(78)	18	23

Total	547	207	1,497	1,886

     The difference between the statutory and effective tax rate for the years ended December 31, 2001, 2002 and 2003, is due to the following factors:

	2001	2002	2003

Normal tax rate (a)	47.0%	47.0%	45%

Change in tax rates	—	(1.7)	(0.5)

Reversal of deferred tax provision following the release of accelerated depreciation reserves	(15.0)	(2.7)	(0.0)

Capital gains subject to a 19% substitute tax	(20.0)	(65.4)	(4.3)

Increase in valuation allowance	—	40.1	—

Other differences	1.8	(2.2)	(0.8)

Effective tax rate	13.8%	15.1%	39.4%

(a)	See note 20 for the definition of normal tax rate.

     The components of the deferred tax assets (liabilities) under U.S. GAAP as of December 31, 2002 and 2003 are as follows:

	2002	2003	2003
			(millions of U.S.
	(millions of euro)		dollars)

Deferred tax assets:

Other post retirement benefits accounting	374	371	467

Revaluation of utility plant	146	117	147

Provision for litigation and contingent liabilities	896	646	814

Allowance for doubtful accounts	77	83	105

Tax loss carryforwards	965	1,513	1,906

Customers’ connection fees	192	368	464

Goodwill impairment and amortization	105	—	—

Other	145	481	606

Valuation allowances	(269)	(572)	(721)

Subtotal	2,631	3,007	3,788

Deferred tax liabilities:

Accelerated depreciation of utility plant	(2,077)	(1,663)	(2,095)

Capitalization of interest on utility plant	(516)	(477)	(601)

Equity reserves	(133)	(572)	(721)

Goodwill impairment and amortization	—	(76)	(96)

Other	(501)	(383)	(482)

Subtotal	(3,227)	(3,171)	(3,995)

	2002	2003	2003
			(millions of U.S.
	(millions of euro)		dollars)

Net deferred tax liabilities	(596)	(164)	(207)

     Deferred tax assets on tax loss carryforwards as of December 31, 2003 of euro 941 million primarily relate to WIND for euro 859 million, Enel Distribuzione Gas for euro 29 million and to Enelpower for euro 17 million and are stated net of a valuation allowance of euro 572 million, of which euro 544 million related to WIND. The balance as of December 31, 2002 related to WIND for euro 651 million and Enelpower for euro 45 million net of a valuation allowance of 269 million totally related to WIND. No valuation allowance was recorded prior to January 1, 2002.

     The tax loss carryforwards as of December 31, 2003 expire as follows:

•	2005: euro 107 million;

•	2006: euro 509 million;

•	2007: euro 896 million;

•	2008: euro 679 million;

•	no limits: euro 545 million.

     There are no deferred tax liabilities not recognized with respect to investments in foreign subsidiaries.

     As of December 31, 2003 and 2002, respectively, income tax has been allocated to each item in Other Comprehensive Income as follows:

	2002	2003
	(millions of euro)

Pension	193	176

Derivatives	94	99

Investments in securities	—	1

     There is no difference between Italian GAAP and U.S. GAAP in the classification of deferred tax assets and liabilities.

     In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and tax carryforwards, net of the existing valuation allowances at December 31, 2003. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(h) Segment Information

     In 2002, the new management team made a strategic decision to move away from the diversification strategy the Company had been pursuing in recent years to refocus on the core energy business. To support this strategy, in July 2002, the Company reorganized its operations into six business divisions in order to increase the focus of the activities on the market and to better control costs and enhance synergies among the Company’s various subsidiaries. These divisions were: Generation and Energy Management; Sales, Infrastructure and Networks; Transmission; Telecommunications; Services and Other Activities and Corporate. In 2003, the Company added a seventh division: International. Each division has its own management structure, headed by a senior manager who reports directly to the Chief Executive Officer of ENEL. The Corporate division includes the Parent which defines the strategic objectives for ENEL and coordinates the activities of the other divisions. The Parent also manages finance operations and insurance risk coverage for all ENEL companies (in the case of finance operations, other than WIND) and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

     The Generation and Energy Management Division is responsible for operations related to the production of electricity and the procurement of fuel for electricity generated. The key subsidiaries in this division include Enel Produzione S.p.A., for energy generation; Enel Green Power S.p.A., for generation of energy from renewable sources; and Enel Trade S.p.A., which purchases fuel for all of ENELs’ generating operations and is active in the fuel trading and logistics sector.

     The Sales, Infrastructure and Networks Division comprises two business units, which operate as independent units under the umbrella of Enel Distribuzione S.p.A., the division’s lead company. The Infrastructure and Networks business unit operates mainly through Enel Distribuzione S.p.A., which distributes electricity in Italy. The Sales business unit sells electricity and gas and provides electricity-related services. The key subsidiaries in this business unit include Enel Distribuzione S.p.A., which sells electricity on the regulated market in Italy; Enel Energia S.p.A., which sells electricity on the free market in Italy; Enel Gas S.p.A., which resells natural gas to end users in Italy; Enel So.l.e. S.p.A., which offers public and art lighting services; and Enel.si S.p.A. which offers electricity systems-related services and “beyond the meter” products and services, such as consulting and sale of electrical equipment.

     The International Division includes the operations in electricity generation and distribution outside of Italy. The main companies in this division include the following: Viesgo Generaciòn S.L., Viesgo Distribuciòn S.L., Viesgo Energia S.L. and Uniòn Fenosa Energias Especiales in Spain, Enel North America Inc. in U.S., Enel Latin America LLC, in Central and South America, and Maritza East III Power Company AD in Bulgaria.

     Terna S.p.A., a company controlled by the Company, constituting the Transmission Division, owns approximately 94% of Italy’s national transmission grid.

     The Telecommunications Division’s operations are carried out by WIND. The Services and Other Activities Division includes other non-core business operations, such as, among others, Enel Real Estate S.p.A (now Newreal S.p.A.), which provides commercial real estate management services (in June 2004, the Company agreed to sell this company for euro 1,400 million); Enelpower S.p.A., which provides power-related engineering and construction services; and Enel.it S.p.A., the group-wide information technology unit. Individually, none of these other activities met the quantitative thresholds for determining reportable segments in the periods covered by these consolidated financial statements and therefore have been grouped for purposes of segment reporting.

     ENEL constitutes the Corporate Division and, as the Parent, defines the strategic objectives for ENEL and coordinates the activities of all of these divisions. In addition, ENEL manages finance operations and insurance risk coverage for all ENEL companies and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.

     The accounting policies of the segments are the same as those described as significant accounting policies (Note 2). No geographic information has been presented since foreign operations represent approximately 6%, 5% and 1% of total revenues for the years ended December 31, 2003, 2002 and 2001, respectively, and approximately 5% and 6% of total assets as of December 31, 2003 and 2002, respectively.

     Considering the aforementioned segment redefinition which occurred in 2002 and 2003, the segment information for prior years has been restated for comparative purposes.

     Information about the Company’s segments, prepared in accordance with Italian GAAP, for the years ended December 31, 2001, 2002 and 2003 is as follows:

	Genera
	tion and	Sales,
	energy	infrastruc					Services
	manage	tures and	Tran	Internation			and other	Elimina	Consoli
	ment	networks	smission	al	Telecom.	Corporate	activities	tions	dated
				(millions of euro)

2001

Revenues	12,563	22,206	793	68	3,176	3,980	2,321	(16,326)	28,781

Operating Income	2,560	1,526	229	10	(1,237)	336	128	(74)	3,478

Depreciation and Amortization	1,342	1,580	240	21	1,068	2	206	—	4,459

Capital Expenditures (1)	755	1,366	173	73	1,185	—	531	—	4,083

Identifiable Assets	21,322	19,254	4,537	364	16,899	6,093	7,636	(12,915)	63,190

2002

Revenues	10,881	20,586	828	923	3,921	1,973	2,874	(12,009)	29,977

Operating Income	1,373	2,100	271	95	(1,019)	164	(50)	(54)	2,880

Depreciation and Amortization	1,167	1,217	247	148	1,496	4	198	—	4,477

Capital Expenditures (1)	939	1,855	178	93	1,550	—	494	—	5,109

Identifiable Assets	19,697	21,306	4,635	3,403	15,678	7,505	8,839	(14,044)	67,019

2003

Revenues	12,111	20,047	874	921	4,383	1,139	2,778	(10,936)	31,317

Operating Income	2,388	2,299	408	100	(840)	223	234	(80)	4,732

Depreciation and Amortization	1,081	1,200	145	156	1,717	4	213	—	4,516

Capital Expenditures (1)	652	1,620	183	223	685	—	260	—	3,623

Identifiable Assets	16,937	22,111	5,681	3,977	16,366	7,113	9,253	(12,508)	68,930

				(millions of U.S. Dollars)

2003

Revenues	15,256	25,253	1,101	1,160	5,521	1,435	3,499	(13,775)	39,450

Operating Income	3,008	2,896	514	126	(1,058)	281	295	(101)	5,961

Depreciation and Amortization	1,362	1,512	183	197	2,163	5	267	—	5,689

Capital Expenditures (1)	821	2,041	231	281	863	—	327	—	4,564

Identifiable Assets	21,336	27,853	7,156	5,010	20,616	8,960	11,656	(15,756)	86,831

(1)	Tangible assets.

     The Company’s segment information, prepared in accordance with U.S. GAAP, for the years ended December 31, 2001, 2002 and 2003 presented below has been restated to reflect the differences between the Company’s accounting policies under Italian GAAP and U.S. GAAP.

	Genera
	tion and	Sales,
	energy	infrastruc					Services
	manage	tures and	Tran	Internation			and other	Elimina	Consoli
	ment	networks	smission	al	Telecom.	Corporate	activities	tions	dated
				(millions of euro)

2001

Revenues	12,563	22,206	793	68	3,176	3,980	2,321	(16,326)	28,781

Operating Income (1)	2,659	1,233	212	10	(1,293)	2,230	360	(74)	5,337

Depreciation and Amortization	1,291	1,746	220	21	1,034	2	164	—	4,478

Capital Expenditures (2)	796	1,366	173	73	1,185	—	531	—	4,124

	Genera
	tion and	Sales,
	energy	infrastruc					Services
	manage	tures and	Tran	Internation			and other	Elimina	Consoli
	ment	networks	smission	al	Telecom.	Corporate	activities	tions	dated
				(millions of euro)

Identifiable Assets	22,039	20,225	4,490	364	16,658	6,117	6,821	(12,915)	63,799

2002

Revenues	11,888	21,045	828	923	3,967	1,973	2,962	(12,982)	30,604

Operating Income (3)	1,203	1,452	234	150	(2,839)	2,471	—	(54)	2,617

Depreciation and Amortization	1,152	1,516	230	102	930	1	138	—	4,069

Capital Expenditures(2)	974	1,855	178	93	1,550	—	494	—	5,144

Identifiable Assets	20,457	21,102	4,567	3,426	15,286	7,616	8,013	(14,044)	66,423

2003

Revenues	11,678	20,202	874	950	4,401	1,186	2,882	(10,936)	31,237

Operating Income	2,214	1,771	404	152	(376)	601	280	(80)	4,966

Depreciation and Amortization	1,231	1,592	138	107	1,200	7	231	—	4,506

Capital Expenditures(2)	686	1,620	183	224	685	—	260	—	3,658

Identifiable Assets	20,680	22,142	4,779	3,789	10,035	29,612	16,873	(39,405)	68,505

	(millions of U.S. Dollars)

2003

Revenues	14,711	25,448	1,101	1,197	5,544	1,494	3,630	(13,776)	39,349

Operating Income	2,789	2,231	509	191	(474)	757	353	(101)	6,255

Depreciation and Amortization	1,551	2,005	174	135	1,512	9	290	—	5,676

Capital Expenditures (2)	864	2,041	231	282	863	—	327	—	4,608

Identifiable Assets	26,072	27,892	6,020	4,773	12,641	37,302	21,265	(49,638)	86,296

(1)	Includes gain on sale of Elettrogen, previously classified as other non-operating income (expense) and now recorded gains on disposals of generation businesses.
(2)	Tangible assets.
(3)	Includes gain on sale of Eurogen, previously classified as other non-operating income (expense) and now recorded gains on disposals of generation businesses.

(i) Earnings per Share

In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The number of shares included in the computation of diluted earnings per share is increased to include the effect, if dilutive, of any potentially issuable common shares. Potentially issuable shares include options, warrants, and convertible securities. For the years ended December 31, 2001 and 2002, the Company had no dilutive potential common shares, therefore basic and diluted earnings per share were equal. For the year ended December 31, 2003, the Company had dilutive common shares resulting from outstanding stock options with a potentially dilutive effect.

The computation of basic and diluted earnings per share for the years ended December 31, 2001, 2002 and 2003, in accordance with U.S. GAAP, are as follows:

	2001	2002	2003	2003
				(millions of U.S.
Basic and Diluted EPS	(millions of euro) (*)			dollars) (*)

Net income available to common shareholders	3,688	1,399	2,376	2,993

Weighted average shares outstanding (in millions)	6,063	6,063	6,063	6,063

Basic earnings per share	0.61	0.23	0.39	0.49

Diluted earnings per share	0.61	0.23	0.39	0.49

(*) Except per-share data which is in euro and U.S. dollars

(j) Fair Value of Financial Instruments

As required by SFAS No. 107, “ Disclosures about Fair Value of Financial Instruments”, the Company has estimated the fair values of its financial instruments held.

In the normal course of its business, the Company utilizes various types of financial instruments. These instruments include recorded assets and liabilities, as well as items that principally involve off-balance sheet risks. Information about the fair value of the Company’s financial instruments is presented below.

•	Cash and cash equivalents: the carrying values of cash and cash equivalents approximate their fair values because of their short maturities.

•	Investments in equity securities classified as available for sale: the carrying value of such investments reflects their fair value as of the balance sheet date,

•	Short-term debt: the carrying value of short-term debt approximates fair value because of the short period of time between the origination and maturity of the borrowings.

•	Other noncurrent assets: the carrying value of such assets reflects their fair value as of the balance sheet date.

•	Bonds payable-listed: the fair value of bonds payable-listed is based upon period-end market prices.

•	Other bonds and long-term debt (including current maturities): the fair values of other bonds and long-term debt (including current maturities) are based on discounted cash flow analyses.

	As of December 31,
	2002		2003
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
		(millions of euro)

Bonds payable-listed	5,527	5,691	7,780	7,873

Other bonds and long-term debt, including current maturities	12,765	12,606	14,236	14,085

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

	As of December, 31
	2002	2003
	Fair Value	(millions of euro)

Interest rate swaps	(342)	(354)

assets	3	10

liabilities	(345)	(364)

Interest rate collars	(14)	(12)

assets	—	—

liabilities	(14)	(12)

Forward Rate Agreements	—	—

assets	—	—

liabilities	—	—

Swaptions	(2)	1

assets	—	1

liabilities	(2)	—

Total interest rate derivatives	(358)	(365)

assets	3	11

liabilities	(361)	(376)

Forward exchange contracts relating to commodity hedging	(32)	(18)

assets	5	—

liabilities	(37)	(18)

Forward exchange contracts relating to hedge of commercial papers	(26)	(24)

	As of December, 31
	2002	2003
	Fair Value	(millions of euro)

assets	1	0

liabilities	(27)	(24)

Forward exchange contracts relating to hedge of future cash flows	6	(9)

assets	31	32

liabilities	(25)	(41)

Other Forward exchange contracts	0	0

assets	18	2

liabilities	(18)	(2)

Options	0	0

assets	1	2

liabilities	(1)	(2)

Total	(410)	(416)

assets	59	47

liabilities	(469)	(463)

     Fair value of derivatives contracts is disclosed in Note 21.

     As of December 31, 2003, the Company had outstanding forward exchange contracts and options used to hedge its several risks with an aggregate notional amount of euro 2,384 million (euro 4,095 million as of December 31, 2002). In particular, the Company had:

•	contracts with a notional amount of euro 1,681 million used to hedge the foreign exchange risk related to fuel purchases, electricity imports and expected cash flows in currencies other than the euro (euro 2,445 million as of December 31, 2002); and

•	contracts with a notional amount of euro 440 million used to hedge the foreign exchange risk related to the repayment of the commercial paper issued in foreign currency (euro 725 as of December 31, 2002).

     The Company generally enters into these contracts with respect to the same amount and date of the repayment obligation or the cash flow that the Company expects to generate, thus any change in fair value of these contracts deriving from a possible appreciation or depreciation of the euro against other currencies would be fully offset by a corresponding change in the fair value of the underlying position.

     At the end of 2003, the Company also had in place euro 153 million of foreign exchange forward contracts (euro 671 million as of December 31, 2002) and euro 110 million of options (euro 254 million as of December 31, 2002) used to hedge any residual foreign exchange risk on an aggregate basis.

     Interest rate derivatives used by the Company mainly consist of interest rate swaps, forward rate agreements, interest rate collars and swaptions, in order to lock in a fixed interest rate to balance the fix/floating ratio of its long-term debt.

     The Company’s derivative financial instruments were recorded in the Italian GAAP financial statements at carrying amounts of euro 38 million and euro 36 million as of December 31, 2003 and 2002, respectively.

(k) Effects of Regulation

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

(l) Utility Plant

     The Company’s net utility plant, under U.S. GAAP consists of the following:

	2002	2003	2003
			(millions of
	(millions of euro)		U.S. dollars) (*)

Utility plant, gross:

Generating Plant:

Hydroelectric	6,453	6,447	8,121

Thermal	16,740	16,966	21,372

Geothermal and other renewable resources	1,778	1,944	2,449

Transmission line	5,668	6,245	7,867

Distribution Network	31,205	31,189	39,289

Distribution Gas Network	2,564	2,559	3,224

Telecommunication	4,484	5,124	6,455

Land and Buildings	1,968	2,339	2,946

Other	2,349	2,272	2,862

Construction in progress	2,442	2,140	2,696

Total	75,651	77,225	97,281

Accumulated depreciation:

Generating Plant:

Hydroelectric	2,208	2,309	2,909

Thermal	7,763	8,209	10,341

Geothermal and other renewable resources	763	893	1,125

Transmission Line	2,340	2,409	3,035

Distribution Network	20,175	20,875	26,296

Distribution Gas Network	890	973	1,226

Telecommunication	1,236	1,868	2,353

Land and Buildings	523	799	1,007

Other	1,449	1,483	1,868

Construction in progress	—	—	—

Total	37,347	39,818	50,160

Utility plant, net:

Generating Plant:

Hydroelectric	4,245	4,138	5,212

Thermal	8,977	8,757	11,031

Geothermal and other renewable resources	1,015	1,051	1,324

Transmission Line	3,328	3,836	4,832

	2002	2003	2003
			(millions of
	(millions of euro)		U.S. dollars) (*)

Distribution Network	11,030	10,314	12,993

Distribution Gas Network	1,674	1,586	1,998

Telecommunication	3,248	3,256	4,102

Land and Buildings	1,445	1,540	1,939

Other	900	789	994

Construction in progress	2,442	2,140	2,696

Total	38,304	37,407	47,121

(m) Stock-Based Compensation

     The Company accounts for all stock-based compensation issued under the provision and related interpretation of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”. In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company intends to continue to apply APB No. 25 for purposes of determining net income and to present the pro forma disclosures required by SFAS No. 123 as amended by SFAS No. 148 “Accounting for Stock-Based Compensation – Transition and Disclosure an amendment of FASB Statement No. 123”.

     In 2000, following the authorization obtained in an ENEL Shareholders’ meeting, the Company launched the “Stock Option Plan” (tranche 2000) of which 5,513,200 was still outstanding as of January 1, 2001. In 2001, the Company granted a second tranche of options under the plan (Tranche 2001) for additional 34,274,050 options. This tranche’s options vest if certain target prices, or other criteria, are met. Since certain targets were not achieved, a portion of the options were forfeited. The status of the stock options granted under the Stock Option Plan, as of December 31, 2001, was as follows:

	Number of	Average
	Options	Grant Price
		(euro)
Outstanding at January 1, 2001	5,513,200	8.60
Granted	34,274,050	7.27
Exercised	—	—
Forfeited	(15,080,582)	7.27

Outstanding at December 31, 2001	24,706,668	7.57

     The average fair value of options granted during 2001 was approximately euro 0.48 per share. The fair value of each option grant is estimated using a standard Black-Scholes option-pricing model with the following weighted-average assumption used for estimating fair value:

Tranche 2001
Future dividends per share	euro 0.36
Risk-free interest rate	4.05%
Expected life	2.5 years
Expected volatility	27%

     In 2002, following the authorization obtained in a ENEL Shareholders’ meeting, the Parent launched a new “Stock Option Plan”, granting to certain of its executive 41,748,500 options. Among the beneficiaries of the 2002 stock-option plan, in their capacity as General Manager, were also those who held, at different times, the position of ENEL’s Chief Executive Officer during that year.

     Options under this plan vested if earnings before interest, taxes, depreciation and amortization (EBITDA), of ENEL for the fiscal year 2002 exceeded the estimated EBITDA as indicated in the budget approved by the Board of Directors, and if the price of ENEL shares on

Telematico outperformed a specified reference index over the same period. If either of these conditions were not met, all the options expire. In March 2003, the Company’s Board of Directors determined that the conditions for all the options to vest had been satisfied. In previous plans, exercise conditions did not include performance targets such as EBITDA and were mainly related to target prices of ENEL shares.

     The status of the stock options granted under the Stock Option Plan, as of December 31, 2002, was as follows:

	Number of	Average
	Options	Grant Price
		(euro)
Outstanding at January 1, 2002	24,706,668	7.57
Granted*	41,748,500	6.43
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2002	66,455,168	6.85

     The average fair value of options granted during 2002 was approximately euro 0.17 per share. The fair value of each option grant is estimated using a standard Black-Scholes option-pricing model with the following weighted-average assumption used for estimating fair value:

Future dividends per share	Euro 0.28
Risk-free interest rate	2.82%
Expected life	2.0 years
Expected volatility	28%

     In 2003, following the authorization obtained in a ENEL Shareholders’ meeting, the Parent launched a new “Stock Option Plan”, granting to certain of its executive 47,624,005 options. Among the beneficiaries of the 2003 stock-option plan, in their capacity as General Manager, were also those who held, at different times, the position of ENEL’s Chief Executive Officer during that year.

     This plan is based on conditions similar to the 2002 plan. In March 2004, the Company’s Board of Directors determined that the condition for all the options to vest had been satisfied.

     The status of the stock options granted under the Stock Option Plan, as of December 31, 2003, was as follows:

	Number of	Average
	Options	Grant Price
		(euro)
Outstanding at January 1, 2003	66,455,168	6.85
Granted**	47,624,005	5.24
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2003	114,079,173	6.18

*	2,503,500 granted to Enel#s Chief Executive Officer at euro 6.480.

**	4,200,000 granted to Enel#s Chief Executive Officer at euro 5.240.

     The average fair value of options granted during 2003 was approximately euro 0.67 per share. The fair value of each option grant is estimated using a standard Black-Scholes option-pricing model with the following weighted-average assumption used for estimating fair value:

Future dividends per share	Euro 0,28
Risk-free interest rate	2.82%
Expected life	2.0 years
Expected volatility	28%

     The following table summarizes certain information for the options granted by the Parent, outstanding at December 31, 2003:

Options Outstanding				Options exercisable
		Weighted	Weighted	Weighted	Weighted
		Average	Average	Average	Average
	Range of	Remaining	Grant	Grant	Grant		Fair
Tranche	Grant Prices	Options	Life	Price	Options	Price	Value
	(euro)		(years)	(euro)		(euro)	(euro)
2000	8.60	5,513,200	0.5	8.60	5,513,200	8.60	0.47
2001	7.27	19,193,468	1.5	7.27	19,193,468	7.27	0.48
2002	6.43	41,748,500	2.5	6.43	41,748,500	6.43	0.17
2003	5.24	47,624,005	3.5	5.24	47,624,005	5.24	0.67

     In 2001, WIND launched a Stock Option Plan on WIND shares. Options under this plan were scheduled to vest and would have been available for exercise starting in 2002 if certain targets were met, or other criteria were met during 2002 and WIND’s proposed IPO was executed before September 2003. Since these conditions were not met, the options expired in 2003.

	Number of	Average
WIND Plan	Options	Grant Price
		(euro)
Outstanding at January 1, 2001	—	—
Granted	4,947,150	22.46
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2001	4,947,150	22.46

Granted	—	—
Exercised	—	—
Cancelled	(718,570)	22.46

Outstanding at December 31, 2002	4,228,580	22.46

Granted	—	—
Exercised	—	—
Cancelled due to expiration	(4,228,580)	22.46

Outstanding at December 31, 2003	—	—

     The average fair value of options granted by WIND during 2001 was approximately euro 4.70 per share. The fair value of each option grant is estimated using a standard Black-Scholes option pricing model with the following weighted-average assumption used for estimating fair value:

Future dividend per share	—
Risk-free interest rate	4.70%
Expected life	5 years
Expected volatility	—

     The Company’s pro forma earnings for the years ended December 31, 2001, 2002 and 2003, had compensation costs, relating to the plan launched by the Parent and its subsidiary WIND, been recorded in accordance with SFAS No. 123, as amended by SFAS No. 148, are presented below (millions of euro):

	2001	2002	2003
Net income in accordance with U.S. GAAP, as reported	3,688	1,399	2,376
Stock-based employee compensation expense, as reported	—	—	—
Stock-based employee compensation expense under fair value	(6)	(6)	(12)
Pro forma net income	3,682	1,393	2,364

     The Company’s pro forma earnings per share for the years ended December 31, 2001, 2002 and 2003, had compensation costs, relating to the plan launched by the Parent and its subsidiary WIND, been recorded in accordance with SFAS No. 123, as amended by SFAS No. 148, are presented below:

	2001		2002		2003
	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma
Basic and diluted earnings per share	0.61	0.61	0.23	0.23	0.39	0.39

     The effects of applying SFAS No. 123 in this pro forma disclosure should not be interpreted as being indicative of future effects.

(n)    Pension and Other Post-Retirement Benefit Costs

     Certain employees of ENEL are covered under pension plans, which allow for retirement benefits based upon compensation and years of service (see Notes 2 and 11). In accordance with SFAS No. 87, the Company accrues the amount due to each employee at year-end based upon these dates and certain assumptions.

     Certain employees of ENEL are also covered under certain other post-retirement benefit plans (see Note 2). In accordance with SFAS No. 106, the Company accrues the amount due to each employee at year-end based upon these dates and certain assumptions.

			Other post-retirement
	Pensions benefits		benefits
	2002	2003	2002	2003
	(millions of euro)		(millions of euro)
Change in Benefit Obligation:
Benefit obligation at January 1	2,051	2,087	1,067	1,149

Service cost	88	84	13	10

Interest cost	102	101	53	56

Actuarial (gain) loss	(24)	(52)	60	(20)

Curtailment cost/Initial accrual	75	—	—	—

PBO of business acquired (disposed)	—	47	—	—

Benefits paid	(205)	(291)	(43)	(43)

Adjustment	—	9	—	—

Benefit obligation at December 31	2,087	1,985	1,150	1,152

Change in plan assets: (a)

Fair value of plan assets at beginning of year	—	111	—	15

Actuarial return on plan assets	—	6	—	1

Employer contributions	198	284	—	2

Plan participants’ contribution	—	—	—	—

Benefits paid	(198)	(290)	—	—

Intercompanies reallocation of plan assets	—	4	—	—

Adjustments	—	4	—	—

Gains (losses)	—	10	—	—

Fair value of plan assets at end of year	—	129	—	18

Reconciliation of Funded Status of the Plans:

Funded (un-funded) status	(2,087)	(1,985)	(1,150)	(1,152)

Unrecognized net (gain) loss	550	435	7	(15)

Unrecognized net transition obligation	(40)	(17)	—	—

Accrued benefit cost	(1,577)	(1,567)	(1,143)	(1,167)

Adjustment for minimum liability	(406)	(344)	—	—

Amount recognized in the Consolidated Balance Sheet	(1,983)	(1,911)	(1,143)	(1,167)

Information for pension plans with an accumulated benefit obligation in excess of plan assets: (a)

Projected benefit obligation	(1,974)	(1,983)	—	(45)

Accumulated benefit obligation	(1,832)	(1,851)	—	(45)

Fair value of plan assets	—	129	—	18

(a) 2002 figures do not include amounts related to Viesgo, the subsidiary located in Spain, which are not available, as well as detailed information on the plan assets which relate only to Viesgo.

	Pensions benefits			Other post-retirement benefits
	2001	2002	2003	2001	2002	2003
	(millions of euro)
Components of Net Periodic Benefit Cost:
Service cost	87	89	84	12	13	10

Interest cost	109	102	101	55	52	56

Expected return on plan assets	—	(5)	6	—	—	1

Net amortization and deferral	16	20	16	—	—	—

Net periodic benefit cost	212	206	207	67	65	67

Curtailment gain/initial accrual	(69)	75	—	—	—	—

Settlement cost	—	—	13	—	—	—

Total cost accrual	143	281	220	67	65	67

Assumptions

	Pensions Benefits			Other Post-retirement Benefits
Weighted Average Assumptions as of December 31:	2001	2002	2003	2001	2002	2003
Discount rate	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Expected long term rate of return on plan assets	N/A	5.0%	5.0%	N/A	2.5%	5.0%
Rate of compensation increase	3.5%	3.5%	3.5%	N/A	N/A	3.5%

Assumed health care cost trend rates at December 31	2002	2003
Health care cost trend rate assumed for next year	3.5%	3.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	3.5%	3.5%
Year that the rate reaches the ultimate trend rate	2003	2004

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1- Percentage-Point Increase	1- Percentage-Point Decrease
	(millions of euro)

Effect on total cost	0.4	(0.3)
Effect on post-retirement benefit obligation	24.6	(20.0)

     ENEL expects to contribute euro 116 million to its pension plan and euro 45 million to its other post-retirement benefit plan in 2004.

Contributions

Estimated Future Benefit Payments

     The following benefit payments, including benefits attributable to estimated future employee service, are expected to be paid:

	Pension Benefits	Other Benefits
	(millions of euro)
2004	116	45
2005	122	47
2006	128	49
2007	134	51
2008	141	54
Years 2009-2013	813	312

(o) Derivative Financial Instruments

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

     As of January 1, 2001, the Company classified for U.S. GAAP purposes all of its derivative instruments into two categories, for which the accounting are as follows:

•	For “cash flow hedges”, the effective portion of the gain or loss from the derivative hedging instrument is accumulated in other comprehensive income (''OCI’’) and recognized in earnings during the period that the hedged forecasted transaction impacts earnings. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately.

•	For all other derivative contracts which do not qualify for the special hedge accounting treatment under SFAS 133, gains and losses are recorded in earnings each reporting period.

Under U.S. GAAP, a derivative instrument is defined as a contract with all three of the following characteristics:

a.	It has (1) one or more underlying and (2) one or more notional amounts or payment provisions or both.

b.	No initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.

     Since the adoption of SFAS 133, the Company implemented a control to identify and, if necessary, recognize any potential derivatives or embedded derivatives. The Company subjected all significant contracts to such control and found that its contracts do not require valuation under SFAS No. 133 and related interpretations. Furthermore, through December 31, 2003, no embedded derivatives were required to be separated from the underlying obligation and carried at fair value.

     Cash Flow Hedges

     ENEL’s cash flow hedges primarily include hedges of certain floating rate medium and long-term debt.

     The Company has swapped these variable interest rate liabilities into fixed interest rate liabilities. Interest rate swaps are the most common type of derivative contract used to modify exposure to interest rate risk by converting floating rate liabilities to fixed rate liabilities. ENEL also enters into Swaptions, Forward rate agreements and Interest rate collars.

     ENEL’s cash flow hedges also include hedges of fixed rate medium and long-term foreign currency debt. In order to hedge the variability of the foreign functional currency equivalent cash flows on the liabilities ENEL has entered into combinations of interest rate swaps to effectively switch the foreign fixed interest rate debt into euro fixed interest debt. These transactions must be viewed in combination and are designated jointly as a hedging instrument.

          In addition, the Company also enters into combinations of interest rate swaps to switch the structured rate paid on certain medium and long-term debt into fixed interest rate outflows.

          The breakdown of the hedging instruments, and the amounts recognized in other comprehensive income (loss) are as follows:

	OCI at	Gains/losses	Reclassified to	OCI at	Gains/losses	Reclassified to	OCI at	Gains/losses	Reclassified to	OCI at
	December 31,	recorded in	earnings in	December 31,	recorded in	earnings in	December 31,	recorded in	earnings in	December 31,
Type of operation	2000	2001	2001	2001	2002	2002	2002	2003	2003	2003

Interest rate swaps	(20)	(52)	—	(72)	(201)	3	(270)	(29)	14	(285)

Interest rate collars	—	—	—	—	(4)	—	(4)	(3)	—	(7)

Swaptions	—	—	—	—	(2)	—	(2)	2	—	—

Total	(20)	(52)	—	(72)	(207)	3	(276)	(30)	14	(292)

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

          The total ineffectiveness recorded in earnings during the years ended December 31, 2003 and 2002 amounts to euro 0.1 million and euro 0.7 million, respectively.

          For all cash flow hedges, ENEL recognizes all other changes in fair value of the hedging instrument in other comprehensive income and subsequently reclassifies them into earnings as the hedged forecasted transaction impacts earnings.

          The Company estimates that euro 176 million of net derivative losses included in other comprehensive income as of December 31, 2003 will be reclassified into earnings within the next twelve months.

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

	Gain/losses
	included in
	earnings

Type of Operation	2001	2002	2003
Interest rate swaps	(46)	(6)	(2)

Interest rate collars	(6)	(1)	3

Swaptions	—	5	(1)

Forward exchange agreements	18	(52)	34

Options	—	—	—

Commodity swaps	11	(13)	(5)

Commodity futures	8	25	(33)

Total	(15)	(42)	(4)

          Derivative instruments are reported on a net-by-counterparty basis on the consolidated balance sheet when a legal right of setoff exists under an enforceable netting agreement.

(p)	Amortization of Intangible Assets

	Customer Relationship	Licences	Customer portfolio
Gross carrying amount, January 1, 2002	—	—	—

Additions in 2002	566	66	118

2002 amortization expense	(22)	(5)	(4)

Balance as of December 31, 2002, net	544	61	114

Additions in 2003	103	84	—

2003 amortization expense	(48)	(10)	(14)

Balance as of December 31, 2003, net	599	135	100

Accumulated amortization as of December 31, 2003 was euro 70 million for customer relationship, euro 15 million for licences, and euro 18 million for the customer portfolio. Accumulated amortization as of December 31, 2002 was euro 22 million for customer relationship, euro 5 million for licences and euro 4 million for the customer portfolio. In addition, trademarks of euro 408 million, which are not subject to amortization, are recorded as of December 31, 2003.

          The estimated amortization of intangible assets for each year in the period from 2004 to 2008 amounts to approximately euro 596 million, euro 555 million, euro 342 million, euro 237 million and euro 237 million, respectively.

(q)	Asset Retirement Obligations

ENEL has asset retirement obligations associated with a geothermal power plant as well as a certain property owned by the State. ENEL’s obligations relate to the return on expiration of the license or authorization of such assets to the State in same condition as originally conveyed.

Below is a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations for the year ended December 31, 2003.

Year ended December 31, 2003

Balance January 1, 2003 prior to adoption of SFAS 143	20

Initial adoption	—

Liability incurred during 2003	6

Liability settled in 2003	—

Accretion expense	—

Balance as of December 31, 2003	26

Regarding ENEL’s other geothermal plants, generally, the license or authorization is renewed, and no historical experience exists of discontinuing a license or authorization. The Company does not have sufficient information available to estimate a range of potential settlement dates in which asset retirement obligations relating to these plants will be incurred. The liability will be initially recognized in the period in which sufficient information exists to estimate a range of potential settlement dates that is needed to employ a present value techique to estimate fair value.

(26)	SUBSEQUENT EVENTS

(a)	Public Offer for Terna

On June 23, 2004, the Company completed the Initial Public Offering (IPO) of 50% of the share capital of Terna, its subsidiary constituting the Transmission Division. Under the terms of the IPO, 1,000,000 shares have been sold to financial institutions and to the public at euro 1.70 per share. The proceeds resulting from the sale are approximately euro 1.7 billion.

(b)	ENEL and ESN-Energo Won a Contract for the Management of a Thermal Plant in St. Petersburg

In 2003, Enel Generation Holding BV, a wholly owned subsidiary, formed a 50/50 partnership with a Russian company named ESN Energo. The partnership, named Enel ESN Management BV, holds the entire capital stock of the Russian company Enel ESN Energo. In February 2004, Enel ESN-Energo was awarded a contract to manage the North Thermal power plant near St. Petersburg, Russia for three years, with the possibility of a one year extension. The plant, which consists of one 450 MW combined-cycle unit and generates about 3.4 billion kWh per year, supplies electricity to the Russian and Finnish markets.

(c)	Offer for the Acquisition of Two Electricity Distribution Companies in Romania

On March 2, 2004, the Board of Directors of the Parent bid for the acquisition of a majority stake in two Romanian electricity distribution companies, Banat and Dobrogea, which together serve about 1,400,000 customers, representing 17% of the country’s total customer base.

On June 17, 2004, ENEL and OPSPI, the Romanian Privatization Office of the Ministry of Economy and Commerce, have signed a protocol finalizing negotiations for the acquisition by ENEL of a 51% stake in two electricity distribution companies, Electrica Banat and Electrica Dobrogea, for euro 112 million . The payment will cover the transfer of shares and capital increases of both companies. Closing is expected by year end.

(d)	Exit from Water Sector

As part of ENEL’s strategy to focus on its core electricity and gas business, on March 2, 2004, the Board of Directors of the Parent resolved ENEL’s gradual exit from the water sector. This will be achieved through the disposal of Enel.Hydro by direct negotiation, after the spin-off of engineering activities and of sewage treatment into a new subsidiary. These activities will be individually enhanced and sold.

(e)	Start of Operation of the Pool Market

At the end of March 2004, the Authority issued a number of regulations defining the most significant rules for the start of the “Pool Market”. Through the Pool Market, producers make competing offers and the dispatching of electricity follows a “merit order” mechanism. Under this mechanism, efficiency and lower environmental impact will be promoted.

(f)	EuroBond Issue

On May 6, 2004, ENEL launched a euro 1.5 billion fixed-rate bond issue. The issue is divided into two equal parts expiring respectively in 7 and 20 years. The seven-year bonds have an annual coupon of 4.125%, corresponding to a 25 basis point spread over the 7-year swap rate, while the 20-year bonds have an annual coupon of 5.25%, corresponding to a 48 basis point spread over the 20-year swap rate.

(g)	Disposal of Newreal

On June 3, 2004, ENEL and the consortium formed by DB Real Estate Global Opportunities 1B, L.P., an investment fund affiliated with Deutsche Bank, and CDC IXIS, through its vehicle Excelsia Otto, signed a contract for the transfer of the share capital of New Real S.p.A., an ENEL company to which the real estate branch of Enel Real Estate was transferred in December 2003. The total value of the transaction, as approved by the Board of Directors of ENEL on March 18, 2004, is euro 1.4 billion and refers to 887 properties which are for the most part used by ENEL and will continue to be used by ENEL after the sale. The transfer of shares, which will complete the operation, is expected at the beginning of July 2004. In preparation for the sale, a further 333 properties will be transferred from New Real S.p.A. to an ENEL company, Dalmazia Trieste, for the purpose of value enhancement.

(h)	Contributions on Revenues from Telecommunications Services

On June 8, 2004, the European Court of Justice readdresses the inquiry made by the Tribunale Amministrativo del Lazio (the competent Italian Authority) related to the claim made by Italian telecommunications operators regarding contributions due on revenues from telecommunications services. Regarding this claim, the European Court of Justice formally ruled on June 8, 2004 that the Italian law requiring the payment of such fees is not compliant with European regulations regarding such matters.

Considering the formal ruling above, the Italian court is obligated to issue a ruling consistent with the European Court of Justice.

Consequently, the related provision of euro 194 million accounted for as of December 31, 2003 (see Note 12) will be reversed in 2004.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Wind Telecomunicazioni SpA

We have audited the consolidated balance sheets of Wind Telecomunicazioni SpA (an Italian corporation) and its subsidiaries (the ''Company’’) as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the two years in the period ended December 31, 2003 (all expressed in Euro). These financial statements are the responsibility of the Company’s directors. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wind Telecomunicazioni SpA and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in Italy.

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

Rome, 16 March 2004

/s/ PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers SpA

SIGNATURES

          The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENEL S. P. A.
(Registrant)

/s/ Fulvio Conti
FULVIO CONTI
Chief Financial Officer

          Date: June 30, 2004

INDEX TO EXHIBITS

1.1	By-laws of the Company

2.1 Deposit Agreement, as amended, among Enel S.p.A. and Citibank N.A., as Depositary, and the owners of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 333-6868) on Form F-6 effective as of October 29, 1999 and the Post-effective Amendment No. 1 to Form F-6 effective as of July 9, 2001).

3.1	List of Subsidiaries

4.1	Code of Ethics

12.1	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

12.2	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

13.1	Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002