Form 20-F
period 2004-12-31
ENEL SOCIETA PER AZIONI
filed 2005-06-13
CIK 1096200

As filed with the Securities and Exchange Commission on June 13, 2005

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2004
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number: 1-14970
ENEL-Società per Azioni
(Exact name of registrant as specified in its charter)
ENEL S.p.A.
(Translation of registrant’s name into English)
Italy
(Jurisdiction of incorporation or organization)
Viale Regina Margherita 137, Rome, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares Ordinary shares with a par value of €1 each	New York Stock Exchange New York Stock Exchange(*)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

     Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
6,103,521,864 Ordinary Shares
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

TABLE OF CONTENTS — (Continued)

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
      Unless we indicate otherwise, the financial information contained in this annual report is prepared in accordance with Italian GAAP, which are the accounting principles prescribed by Italian law, and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragioneri (National Board of Chartered Accountants) and, to the extent such requirements or principles are silent on particular issues and not at variance, by those standards laid down by the International Accounting Standards Board (I.A.S.B.). These principles are described in note 2 to our consolidated financial statements included in this annual report. These principles differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). We describe these differences in notes 24-26 to our consolidated financial statements. Unless indicated otherwise, any reference in this annual report to our consolidated financial statements is to the consolidated financial statements (including the notes to the consolidated financial statements) included in Item 18.
      In June 2002, the Council of Ministers of the European Union (the “EU”) approved a regulation requiring all EU-listed companies, including the Company, to apply International Financial Reporting Standards (“IFRS”) in preparing their financial statements for fiscal years beginning on or after January 1, 2005. Beginning with our quarterly report for the quarter ended March 31, 2005, we publish our financial statements in accordance with IFRS. Please see “Item 5. Operating and Financial Review and Prospects — Transition to International Financial Reporting Standards.”
      We publish our consolidated financial statements in euros. In this annual report, unless we specify otherwise or the context otherwise requires:

•	References to “dollars,” “$” and “U.S. dollars” are to United States dollars;

•	References to “lire,” “lira” or “Lit.” are to Italian lire; and

•	References to “€” or “euro” are to the euro, the single currency established for participants in the third stage of the European Economic and Monetary Union, or EMU, commencing January 1, 1999.
      To facilitate a comparison, all lire-denominated financial data for periods prior to January 1, 2001, included in this annual report have been restated from lire to euro at the fixed rate as of December 31, 1998 established by the European Central Bank of Lit. 1,936.27 = €1.00.
      For convenience only and except where we specify otherwise, we have translated certain euro figures into dollars at the rate of €1.00 = $1.3538, the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”) on December 31, 2004, the date of the most recent balance sheet included in this annual report. By including convenience currency translations in this annual report, we are not representing that the euro amounts actually represent the dollar amounts shown or could be converted into dollars at the rates indicated. On May 31, 2005, the noon buying rate for the euro was €1.00 = $1.2349. For information about the rate of exchange between the dollar and the euro since January 1, 2000, you should read “Item 3. Key Information — Exchange Rates.”

Market share information and statistics
      Unless otherwise specified or the context requires otherwise, references in this annual report to statistical, market and forecast data have been obtained or derived from industry sources and other publicly available information, such as industry reports published by the Gestore della Rete and the Energy Authority. Certain data may be revised from that presented in our annual reports on Form 20-F for prior years to reflect subsequent updates to, or changes in, such data. Unless otherwise indicated, statistical data and other information presented herein regarding market trends and our market position relative to competitors represent our best estimates as of the date hereof based on data derived from publicly available sources or other information obtained from independent third parties. Although we believe that such sources are reliable, we have not independently verified such information.

Adjustments
      Certain figures included in this annual report have been subject to rounding adjustments. Accordingly, figures shown for the same category presented in different tables may vary slightly and figures shown as totals in certain tables may not be an arithmetic aggregation of the figures which precede them.

GLOSSARY
      In this annual report, “Enel” and the “Company” refer to ENEL S.p.A. and the terms “Enel Group,” “Group,” “we,” “us” and “our” refer to ENEL S.p.A. together with its consolidated subsidiaries. In this document, when we use the word “currently,” we mean as of the date of this annual report.
      The following are definitions of certain terms and abbreviations that we use in this report. The explanations of electricity-related terms are not technical definitions, but are intended to assist you in understanding their meaning.

Antitrust Authority	The Italian Antitrust Authority.

Average thermal efficiency	A measure of the efficiency of a thermal generating plant in converting sources of energy such as fuel oil into electricity. Average thermal efficiency is expressed as the amount of electricity actually produced in kWh as a percentage of the kWh equivalent of the energy source consumed.

Bersani Decree	Legislative Decree No. 79 of March 16, 1999, aimed at liberalizing the Italian electricity market.

CIP 6	Regulation 6/32 issued by Comitato Interministeriale Prezzi, an Italian governmental committee, which established incentives for new generation plants using renewable resources and for the sale of electricity produced from renewable resources.

CO2	Carbon dioxide.

Combined Cycle Gas Turbine (or “CCGT”)	A type of generating plant that produces electricity through both gas turbines and steam turbines. Conventional boilers or other generators recover and use the exhaust heat exiting from gas turbines.

Co-generation	The simultaneous generation of steam and electricity, typically where the need arises for industrial purposes.

Communications Authority	The Italian Authority for the Guarantee of Communications.

Decommissioning	The phase of declassification, decontamination and dismantling of nuclear power installations and clean up of the plant site with the aim of achieving: (i) the complete demolition of the nuclear power plant; (ii) the removal of any limitation due to the presence of radioactive material; and (iii) the restoration of the site for other activities.

Eligible Customer	Electricity customers in Italy who meet consumption thresholds that permit them to participate in the free market for electricity.

Emission trading rights	Tradable emission permits that give the right to produce the equivalent of one metric ton of carbon dioxide. These permits can either be assigned through a national allowance plan, purchased on the market, or earned through investments in projects in developing countries (Certified Emission Reductions) or in transition economies countries (Emission Reduction Units).

Energy Authority	The Italian Authority for Electric Energy and Gas.

Environment Ministry	The Italian Ministry of the Environment.

Gencos	The three generating companies we disposed of in order to comply with the Bersani Decree, Elettrogen S.p.A. (now Endesa Italia

v

S.p.A.), Eurogen S.p.A. (now Edipower S.p.A.) and Interpower S.p.A. (now Tirreno Power S.p.A.).

Generating unit	An electric generator together with the turbine or other device which drives it.

Gestore della Rete	The Gestore della Rete di Trasmissione Nazionale S.p.A., a company owned by the MEF that currently manages Italy’s national electricity transmission grid, and also owns the Single Buyer and the Market Operator (both as defined below).

Gigawatt (GW)	1,000,000,000 watts (1,000 megawatts).

Gigawatt hour (GWh)	One gigawatt of power supplied or demanded for one hour.

GHG	“Greenhouse gases,” which are gases that contribute to the greenhouse effect, such as carbon dioxide, methane, nitrous oxide, chlorofluorocarbons and ozone.

Gross installed capacity	The maximum power that can be produced continuously throughout a prolonged period of operation with all equipment assumed to be fully operational.

Independent power producers	Industrial companies that produce electricity for their own use and for sale to third parties.

Italian power exchange (Borsa dell’Energia Elettrica)	A virtual marketplace in which producers, importers, wholesalers, the Gestore della Rete, other Eligible Customers and the Single Buyer buy and sell electricity at prices determined through a competitive bidding process.

Kilovolt (kV)	1,000 volts.

Kilovolt ampere (kVA)	1,000 volts ampere.

Kilowatt (kW)	1,000 watts.

Kilowatt hour (kWh)	One kilowatt of power supplied or demanded for one hour.

Market Operator	The entity, wholly owned by the Gestore della Rete, that manages the Italian power exchange.

Marzano Law	Law No. 239 of August 23, 2004, aimed at reorganizing existing energy market regulation and further liberalizing the energy market.

MEF	The Italian Ministry of the Economy and Finance and its predecessor, the Ministry of the Treasury, Budget and Economic Planning.

Megawatt (MW)	1,000,000 watts (1,000 kilowatts).

Megawatt hour (MWh)	One megawatt of power supplied or demanded for one hour.

Megavolt ampere (MVA)	1,000,000 volts ampere.

Ministry of Productive Activities	The Italian Ministry of Productive Activities and its predecessor, the Ministry of Industry, Commerce and Handcrafts.

Net Installed Capacity	The maximum power that can be produced continuously throughout a prolonged period of operation with all equipment assumed to be fully operational, as measured at the point of entry to the transmission network (or minus the power absorbed by plant use and the power lost in the transformers required to raise the voltage to the network level).

Non-Eligible Customers	Electricity customers in Italy who do not meet consumption thresholds entitling them to participate in the free market.

NH3	Ammonia.

NOx	Nitrogen oxides.

Orimulsion	Abbreviation of “Orinoco emulsion,” which is a fossil fuel from the Orinoco river basin in Venezuela consisting of very fine bitumen dispersed in water. Orimulsion emits the same amount of CO2 as fuel oil of equivalent energy value.

Resellers	Other distribution companies to whom we transport electricity because their networks are attached to our network rather than directly to the national transmission grid.

Single Buyer (Acquirente Unico)	A company wholly owned by the Gestore della Rete, responsible for ensuring the supply of electricity to regulated customers who do not yet have access to the liberalized electricity market.

SO2	Sulfur dioxide.

Substation	Equipment which switches and/or changes or regulates the voltage of electricity in a transmission and/or distribution network.

Terawatt (TW)	1,000,000,000,000 watts (1,000 gigawatts).

Terawatthour (TWh)	One terawatt of power supplied or demanded for one hour.

Thermal unit	A generating unit which uses combustible fuel as the source of energy to drive an electric generator.

Volt	The basic unit of electric force.

Voltampere	The basic unit of apparent electrical power.

Watt	The basic unit of active electrical power.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION
The Enel Group
      We are the principal electricity operator in Italy, with the leading position in the generation, distribution and sale of electricity. At December 31, 2004, we had net installed capacity in Italy of approximately 42.0 GW, which we estimate to have been approximately 52% of total Italian net installed capacity at that date. Our net electricity production in Italy in 2004 was 125.9 TWh, and, based on data provided by the Gestore della Rete, we estimate that our production represented approximately 44% of Italian net production during 2004. In 2004, in Italy, we distributed 261.2 TWh of electricity and sold 157.8 TWh of electricity to end users. Of the total sold, 137.0 TWh were sold to approximately 29.8 million customers on the regulated market, of which approximately 23.2 million were residential customers, which we estimate were approximately 87% of all residential customers in Italy, and 20.8 TWh were sold on the free market. At December 31, 2004, we also had electricity generation plants outside Italy (in Spain, Bulgaria and North, Central and South America) with aggregate net installed capacity of approximately 3.9 GW, as well as sales and distribution operations in Spain with more than 600,000 customers. In addition, in early 2005, we agreed to acquire generation operations in Slovakia with a net installed capacity of approximately 6,900 MW, and in April 2005 we acquired distribution and sales operations in Romania with approximately 1.4 million customers. Based on revenues, we were one of the largest industrial companies in Italy in 2004, with operating revenues of €36,489 million, or $49,399 million. We earned net income of €2,706 million, or $3,663 million, in 2004.
      We are also active in the import, distribution and sale of natural gas. In 2004, we sold approximately 6.9 billion cubic meters of gas to third parties, of which approximately 5.2 billion cubic meters were sold to nearly 2 million end users.
      Enel is in the process of divesting most of its current 36.14% interest in Terna S.p.A. (“Terna”), the principal Italian electricity transmission company, having entered into an agreement with Cassa Depositi e Prestiti (“Cassa Depositi e Prestiti”) to sell a 29.99% stake in Terna in May 2005. We also in May 2005 entered into an agreement for the sale, in a series of transactions, of our wholly owned subsidiary Wind Telecomunicazioni S.p.A. (“Wind”). Wind with its subsidiaries constitutes our Telecommunications Division, offering fixed-line telephony, mobile telephony and Internet services.
      We are also active in other sectors, including engineering and construction, information technology and facility management.
      We currently operate our businesses through six separate divisions: Generation and Energy Management; Sales, Infrastructure and Networks; Transmission; Telecommunications; Services and Other Activities; and Corporate. Please see “Item 4. Information on the Company — Business” for more information about our businesses.
      The Ministry of Economy and Finance of the Republic of Italy, or the MEF, currently owns approximately 31.3% of Enel’s shares, and Cassa Depositi e Prestiti S.p.A., a company 70%-owned by the MEF and 30%-owned by a consortium of Italian banking foundations, owns approximately 10.2% of Enel’s shares. The MEF has announced plans to sell an interest of approximately 10% in the Company in a public offering in Italy and a private placement to international institutional investors that will not be registered under the Securities Act of 1933, as amended (the “Securities Act”), by September 2005, market conditions permitting.
      We have worked to face the challenges posed by market deregulation by capitalizing on our expertise in the electricity and gas sectors and by seeking new opportunities for growth in Italy and abroad. We have refocused our operations on our core energy businesses, and we aim to achieve cost leadership in the generation, distribution and sale of electricity and gas, and make customer care a high priority. In addition, we will continue to evaluate strategically relevant international opportunities, both in new markets and in our existing markets, such as Spain, Bulgaria and Romania and, in the area of renewable energy, in North, Central and South America.
Selected Consolidated Financial Data
      You should read the following selected consolidated financial data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.
      Our consolidated financial statements and the notes thereto included herein have been prepared in accordance with Italian GAAP, which differs in certain important respects from U.S. GAAP. For an explanation and quantification of such differences, see notes 24 through 26 to our consolidated financial statements included herein.

	As of December 31,

	2000	2001	2002	2003	2004	2004(2)

						(Dollars in
	(Euro in millions, except per share amounts)(1)					millions, except
						per share amounts)

CONSOLIDATED STATEMENT OF INCOME DATA
Amounts in accordance with Italian GAAP:
Operating revenues	€25,109	€28,781	€29,977	€31,317	€36,489	$49,399
Operating expenses:
Depreciation and amortization	3,459	4,459	4,477	4,516	4,173	5,649
Other	16,897	20,844	22,620	22,069	25,991	35,187
Total operating expenses	20,356	25,303	27,097	26,585	30,164	40,836
Operating income	4,753	3,478	2,880	4,732	6,325	8,563
Financial income (expense)	(648)	(1,110)	(1,178)	(1,130)	(1,103)	(1,493)
Equity losses(3)	(458)	(85)	(59)	(73)	(39)	(53)
Extraordinary income (expense)(4)	192	2,318	736	(136)	(818)	(1,107)
Income before taxes	3,839	4,601	2,379	3,393	4,365	5,910
Income taxes	1,649	649	608	966	1,533	2,075
Net income (after minority interest)	€2,188	€4,226	€2,008	€2,509	€2,706	$3,663

Earnings per share(5)	0.18	0.70	0.33	0.41	0.44	0.60
Number of shares outstanding (in millions)	12.126	6.063	6.063	6.063	6.125	—
Amounts in accordance with U.S. GAAP(6):
Operating revenues	€26,432	€28,781	€30,604	€31,237	€35,092	$47,508
Depreciation and amortization	3,485	4,478	4,069	4,506	3,857	5,222
Operating income(7)	4,065	5,337 (8)	2,617 (9)	4,966	3,706	5,017
Income before taxes(7)	3,125	3,965	1,373	3,798	2,614	3,538
Net income	1,841	3,688	1,399	2,376	1,031	1,395
Earnings per share(5)	0.15	0.61	0.23	0.39	0.17	0.23

	As of December 31,

	2000	2001	2002	2003	2004	2004(2)

						(Dollars in
	(Euro in millions)(1)					millions)
CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with Italian GAAP:
Fixed assets, net	€35,744	€35,004	€37,533	€37,155	€36,459	$49,358
Current assets	9,456	11,902	14,464	14,520	16,902	22,882
Total assets	49,633	63,190	67,019	68,930	68,330	92,505
Current liabilities	15,621	19,164	21,916	22,908	20,587	27,871
Short-term debt(10)	6,406	7,107	8,371	8,643	6,419	8,690
Long-term debt(11)	7,984	16,072	17,172	18,005	20,241	27,402
Shareholders’ equity	18,312	20,966	20,772	21,124	19,847	26,870
Amounts in accordance with U.S. GAAP(6):
Fixed assets, net	€37,403	€36,035	€38,304	€37,407	€37,589	$50,889
Total assets	54,535	63,799	66,423	68,505	67,152	90,910
Short-term debt(10)	6,406	7,107	8,371	8,643	6,419	8,690
Long-term debt(11)	10,301	16,072	17,172	18,005	20,242	27,404
Shareholders’ equity	17,438	19,467	18,526	18,651	15,697	21,250

See notes on next page.

	As of December 31,

	2000	2001	2002	2003	2004	2004(2)

						(Dollars in
	(Euro in millions)(1)					millions)
CONSOLIDATED CASH FLOW DATA
Amounts in accordance with Italian GAAP:
Net cash provided by operating activities	€4,900	€6,164	€4,793	€7,173	€5,392	$7,300
Net cash used in investing activities	(3,429)	(8,666)	(4,206)	(4,695)	(1,898)	(2,570)
Net cash (used in) provided by financing activities	(1,510)	2,598	(774)	(2,426)	(3,582)	4,849
Amounts in accordance with U.S. GAAP(6):
Net cash provided by operating activities	€4,937	€5,554	€3,815	€6,843	€4,855	$6,573
Net cash used in investing activities	(3,468)	(8,707)	(4,241)	(4,730)	(1,940)	(2,627)
Net cash (used in) provided by financing activities	(1,509)	3,249	239	(2,061)	(3,003)	(4,065)

	2000	2001		2002		2003	2004

Operating Data (unaudited)
Net installed capacity (GW) in Italy	56.3	50.0		43.8	(12)	41.8	42.0
Net electricity production in Italy (TWh)	182.5	169.1	(13)	145.1	(14)	137.8	125.9
Electricity sales to end users in Italy (TWh)(15)	213.3	194.9		181.3		152.2	157.8
Total electricity distributed in Italy (TWh)(16)	244.5	256.3		258.0		265.0	261.2
Natural gas sold to end users (billions of cubic meters)	0.3	1.1		4.0		4.4	5.2
Natural gas sales customers at year end (millions)	0.1	0.6		1.7		1.8	2.0
Employees	72,647	72,661		71,204		64,770	61,898

(1)	Lira amounts relating to the fiscal years 2000 and 2001 have been translated into euro amounts at the fixed rate of Lit. 1,936.27 = €1.00.

(2)	We have translated euro amounts into dollar amounts at the noon buying rate for euro on December 31, 2004, of €1.00 = $1.3538.

(3)	Under Italian GAAP, for the year ended December 31, 2000, we accounted for our investment in Wind, the lead company of our Telecommunications Division, under the equity method of accounting. We have consolidated Wind on a line-by-line basis since January 1, 2001. You should read note 2 to our consolidated financial statements for a discussion of our consolidation principles. For purposes of U.S. GAAP, we have consolidated Wind since January 1, 2000.

(4)	You should read notes 24-26 to our consolidated financial statements for a discussion of the different criteria used under Italian GAAP and U.S. GAAP for determining what constitutes an extraordinary item.

(5)	We calculate earnings per share by dividing our consolidated net income by the number of ordinary shares outstanding during each period. Prior to our initial public offering in November 1999, all of our ordinary shares were owned by the MEF. Following the offering, and at December 31, 2004, the MEF owned 31.45% and its subsidiary Cassa Depositi e Prestiti owned 10.28% of our ordinary shares. You should consider that our share capital was Lit. 12,126,150,379,000 (corresponding to €6,262,634,023) divided into 12,126,150,379 shares with a par value of each share of Lit. 1,000 (corresponding to €0.52) until July 9, 2001, the date on which both the re-denomination of our share capital in euros and a one-for-two reverse stock split became effective. As a result of the re-denomination and the reverse stock split, our share capital amounted to €6,063,075,189, divided into 6,063,075,189 shares, each with a par value of €1. Currently, our share capital amounts to €6,124,838,588 divided into 6,124,838,588 shares with a par value of €1.

(6)	For information concerning differences between Italian GAAP and U.S. GAAP that are relevant to our consolidated financial statements, you should read notes 24 through 26 to our consolidated financial statements.

(7)	You should read notes 24-26 to our consolidated financial statements for a discussion of the different criteria used under Italian GAAP and U.S. GAAP in calculating operating income.

(8)	Includes gain on sale of Elettrogen, previously classified as other non-operating income (expense).

(9)	Includes gain on sale of Eurogen, previously classified as other non-operating income (expense).

(10)	Includes current portion of long-term debt.

(11)	Excludes current portion of long-term debt.

(12)	Including 2.6 GW of capacity of Interpower, which was divested in January 2003.

(13)	Including 12.2 TWh generated by Elettrogen and Valgen before they were divested during 2001, and 20.9 TWh generated by Eurogen, which was divested in May 2002.

(14)	Including 8.0 TWh generated by Eurogen before it was divested, and 5.7 TWh generated by Interpower.

(15)	Excluding sales to resellers.

(16)	Including electricity distributed to resellers.

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

	End of
	Period	Average	High	Low

	U.S. dollars per euro(1)
Year:
2000	0.9388	0.9207	1.0335	0.8270
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.2478	1.3538	1.3625	1.1801
Month ended:
December 31, 2004	1.3538	1.3406	1.3625	1.3224
January 31, 2005	1.3049	1.3122	1.3476	1.2954
February 28, 2005	1.3274	1.3013	1.3274	1.2773
March 31, 2005	1.2969	1.3185	1.3465	1.2877
April 30, 2005	1.2919	1.2943	1.3093	1.2819
May 31, 2005	1.2349	1.2696	1.2936	1.2517

(1)	Based on the noon buying rate for the euro for the periods indicated.
      Our ordinary shares are quoted in euros on Mercato Telematico Azionario (“Telematico”), the Italian automated screen-based trading market managed by Borsa Italiana S.p.A. (“Borsa Italiana”). Our American Depositary Shares (“ADSs”) are quoted in U.S. dollars and traded on the New York Stock Exchange (“NYSE”).
Risk Factors
      You should carefully consider the risks described below and all of the other information in this document. If any of the risks described below actually occurs, our business, economic and financial results and the trading price of Enel’s ordinary shares or ADSs could be materially adversely affected.
Risks Relating to Our Energy Business

Future regulation could have a significant adverse effect on our energy businesses and their profitability
      Future laws and regulations issued by the European Union or the Italian national and local authorities, in particular the decisions and policies of the Energy Authority, may require significant changes in our business or otherwise affect our business in ways that we cannot predict. Any new regulations that cause us to restructure or otherwise change our business or significantly change the conditions under which we operate may have a material adverse effect on our business prospects, financial condition and results of operations. You should read “Item 4. Information on the Company — Regulatory Matters” for a discussion of these regulatory matters.
Regulatory changes promoting market liberalization have significantly increased competition in our energy businesses
      The Italian energy markets have been the object of numerous regulatory initiatives designed to foster liberalization. The most significant effects of these initiatives on the Italian electricity market have been (i) a reduction in our generating capacity (through the mandatory disposal of three generating companies, the

Gencos); (ii) the introduction of limits on the amount of energy we may produce and import; (iii) the introduction on April 1, 2004, of the Italian power exchange, where prices are determined by competitive bidding; (iv) the required disposal of certain of our municipal networks to local utilities; and (v) mandated increases in the number of consumers who are eligible to buy electricity on the free market (with all non-residential customers having become eligible as of July 1, 2004, and all customers scheduled to become eligible as of July 1, 2007).
      In the generation business, our competitors include independent power producers, municipal utilities and other operators of electricity generating capacity, including Italian and international power companies. In addition to the introduction on April 1, 2004, of the Italian power exchange, we expect that competition will increase further due to:

•	an increase in bilateral contracts between our competitors and final customers;

•	regulations limiting each operator’s access to international electricity sources to a maximum percentage of available interconnection capacity; and

•	the construction of new generation facilities by our competitors and the development of new interconnection lines that will increase the volume of electricity that may be imported in Italy.
      In addition, in March 2005, the Energy Authority issued a decision announcing its intention to adopt measures to promote competition in the wholesale electricity market and limit the impact of market power held by dominant producers. On May 7, 2005, the Energy Authority issued several proposals for public comment by June 10, 2005, including (i) the required disposal by us of additional generating capacity, (ii) the required lease by us to third parties of generating capacity, and (iii) the partial entrusting to the Gestore della Rete of the management of certain power plants deemed essential to cover electricity demand. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Italian Power Exchange” for additional information on these proposals.
      In the sale of electricity, based on data from the Gestore della Rete, we estimate that our market share in Italy has decreased from 92% in 1999 to approximately 50% in 2004; our market share could decline further in coming years as liberalization progresses. In sales of electricity on the free market, we face competition both from other electricity producers as well as from wholesalers that resell the electricity they purchase.
      Our ability to expand our business and increase operating profits may be limited unless we are able to offset the decrease in generation and sales volumes of our electricity business through improved efficiency, increased sales in other areas of our business or international expansion.
      Our entry into the gas sector also exposes us to risks relating to market regulation. Italian regulations enacted in May 2000 have sought to introduce competition gradually into the Italian natural gas market. In particular, these regulations have eased entry into some activities, including the import, export and sale of gas. Furthermore, from January 1, 2003, gas sales were supposed to be completely liberalized, with all customers eligible to choose their supplier and sellers able to freely determine prices. However, the Energy Authority has retained the right to control prices for certain customers, mainly residential, and must decide by July 31, 2005, whether to allow distributors to freely set the prices charged to these customers. It is also still in the process of establishing regulations to govern certain activities on the free market (such as sales regulations, network codes and provider-switching procedures). We cannot predict whether or when these regulations will result in a fully liberalized market, or how the natural gas market will develop under these conditions.
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
      For a more complete description of the regulation of the Italian energy industry and the way we expect regulatory matters to affect the electricity and gas markets, you should read “Item 4. Information on the Company — Regulatory Matters.”

Our facilities are subject to operating risks outside of our control; certain of our activities depend on third-party patents and licenses
      Our generation plants, as well as our distribution networks, are constantly exposed to risks related to their malfunction and other interruptions in service resulting from events outside of our control. These events may result in increased costs and other losses. Although we have acquired insurance coverage for events of this nature in line with general market practice, our coverage may prove insufficient to fully compensate us for any increased costs or losses that may occur as a result of service interruptions or malfunctions, with a consequent adverse effect on our business prospects, financial condition and results of operations. You should also read “— Further power outages involving our electricity operations could adversely affect our financial condition and results of operations,” below.
      In addition, our “Telemanagement” digital electricity meter project is dependent on certain communications components and technology that are based on patents and licenses held by third parties and may require certain additional related services by third parties, such as maintenance. Please see “Item 4. Information on the Company — Business — The Enel Group — Sales, Infrastructure and Networks — Telemanagement System” for a description of this project. Interruptions in the availability of these components and technology or of the necessary related services provided by such third parties may be outside our control, and could have a material adverse effect on our financial condition and results of operations.
We may not be able to complete our power plant conversion and other capital investment programs on schedule or realize the expected benefits of these programs
      In line with our strategy to reduce generation operating costs, we are implementing a program to convert several of our thermal generation plants to adopt more efficient technology or use cheaper fuels, such as coal. We cannot predict whether we will be able to complete our conversion program in accordance with the schedule we have set or in the manner currently contemplated, nor whether we will be able to realize the anticipated benefits of this program. Any such failure could have a material adverse effect on our business prospects, financial condition and results of operations.
      In addition, there is public opposition to our construction plans and conversion of power plants in certain municipalities, and we cannot exclude the possibility that in the future, such opposition may have a material adverse effect on our development plans, and, as a result, on our business.
Significant increases in fuel prices or disruptions in our fuel supplies could have a negative effect on our business
      Our thermal generation plants use fuel oil, natural gas and coal to generate electricity. Increases in energy prices therefore have a direct effect on our operating costs. Both the cost and availability of fuel are subject to many economic and political factors and events occurring throughout the world, particularly those that affect fuel-producing regions. Although we attempt to manage our risk through the use of financial instruments hedging our exposure to fluctuations in the price of fuel, we can neither control nor accurately predict these factors and events.
      Our use of natural gas has increased in recent years, and, given our conversion of significant generation capacity to combined-cycle technology, we expect it to constitute a significant portion of our fuel consumption in the future. In 2004, approximately 44% of the electricity we produced was generated by plants using natural gas. We currently obtain a significant portion of the natural gas we use directly from Algeria and Nigeria. Any major disruptions of this imported supply could adversely affect our continued ability to procure sufficient quantities of natural gas.
      If in the future there are significant or unexpected changes in the price of the fuels we use to generate electricity or if adequate supplies of fuel become unavailable, our financial condition and results of operations could be materially adversely affected.

Our expansion outside of Italy subjects us to risks associated with local market conditions, as well as to risks associated with operating the businesses we acquire
      In recent years, we have expanded our operations outside Italy. Our operations abroad now include, among others, generation plants in Spain, Bulgaria and North, Central and South America, distribution networks in Spain and distribution and sales operations in Romania. In 2004, we also established a joint venture to manage a generation plant in Russia, and in 2005 we agreed to purchase 66% of the largest generation company in Slovakia and we entered into a non-binding memorandum of understanding with French state-owned electricity company Electricité de France S.A. (“EDF”) regarding an industrial partnership that, among other things, provides for our acquisition of a 12.5% stake in EDF’s EPR nuclear power plant project. Please see “Item 4. Information on the Company — Business — The Enel Group — Generation and Energy Management — International Generation.” We will continue to evaluate opportunities outside Italy in the generation, distribution and sale of electricity businesses in both the countries where we currently operate and new markets.
      This international expansion requires us to become familiar with new markets and competitors in order to manage and operate these businesses effectively, and exposes us to local economic, regulatory and political risks. The process of integrating acquired operations, personnel and information systems can also be difficult and could absorb management time and resources and distract management from other opportunities or problems in our business and industry. In addition, some of the companies we have acquired may require significant capital investments.
      Operating internationally may also subject us to risks related to currency exchange rate fluctuations, foreign investment restrictions or restrictions on remittances by local subsidiaries. Depending on the circumstances, unfavorable developments in or affecting our operations outside Italy could adversely affect our business prospects, financial condition and results of operations.
      In addition, the company we have agreed to acquire in Slovakia, Slovenskè Elektrárne a.s. (“SE”), currently has six nuclear power generating units with an aggregate net installed capacity of 2,640 MW and two nuclear units under construction. Under the terms of the acquisition agreement, SE will transfer its oldest nuclear power units to a company owned by the Slovakian government prior to closing of the transaction. Enel is also currently preparing a 2006-2010 investment plan for SE, to be approved by the Slovakian government, that includes new investments in nuclear capacity. Although we believe that all of SE’s existing nuclear plants use internationally accepted technologies and are managed in accordance with Western European standards, our acquisition of the majority participation in SE’s share capital will expose us to the risks of ownership and operation of nuclear generating facilities, including the handling, disposal and storage of radioactive materials and spent fuel, as well as of the potential harmful effects on the environment and human health. In addition, while the Republic of Slovakia and SE have ratified the Vienna Convention, potential limits may arise on the amount and types of insurance commercially available to cover the risks associated with these operations. Potential risks may also arise in connection with the decommissioning of these nuclear plants, particularly as the regulatory regime for nuclear power and nuclear decommissioning in Slovakia is currently in the process of being defined. We have not owned any nuclear power plants since November 2000, and we have not produced electricity from nuclear power plants since 1988.
Further power outages involving our electricity operations could adversely affect our financial condition and results of operations
      On September 28, 2003, Italy suffered a complete blackout of electrical service that affected the entire country with the exception of the island of Sardinia. After the blackout, approximately 21 hours were necessary before electricity again became available to all customers.
      The Energy Authority in September 2004 initiated a formal proceeding to determine whether companies including our subsidiaries Enel Produzione S.p.A. (“Enel Produzione”), Enel Distribuzione S.p.A. (“Enel Distribuzione”), Terna and Deval S.p.A. (“Deval”) may have been partially responsible for the blackout. At the close of its inquiry (currently expected by July 31, 2005, for the portion relating to generating companies, and by November 30, 2005, for that relating to transmission and distribution companies), the Energy Authority could impose sanctions on, or request undertakings from, operators it holds at fault in the incident.

Furthermore, certain of our customers brought legal actions against us in the Italian courts seeking damages as a result of this blackout. Although the claims made by these plaintiffs are for minor amounts, an increase in the number of decisions finding us liable for such damages could result in an increase in the number of such claims filed and the magnitude of the damages sought. For more information on the civil and administrative proceedings related to the blackout, please read “Item 8. Financial Information — Other Financial Information — Legal Proceedings — Blackout litigation.”
      While we do not believe we were responsible for the blackout, we cannot exclude the possibility that we will be held liable for it by the Italian courts and/or by the Energy Authority. Any finding of liability on our part could result in the imposition of fines and other administrative sanctions and in additional lawsuits by other parties against us, which could have a material adverse effect on our financial condition and results of operations.
      Although the blackout has not had a material impact on our operations or financial results, we cannot provide any assurance that further power outages or disruptions involving our operations will not occur in the future, or that any such outages or disruptions would not have a material adverse effect on our financial condition and results of operations. The Energy Authority recently issued proposals for public comment for the institution of a system of automatic compensation payable by electricity distributors to affected customers in the event of a blackout of other widespread and prolonged service interruption. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — Quality of service regulation.”
We have been and are subject to abuse of dominant position, market abuse and other regulatory investigations
      We have been and are likely to continue to be subject to regulatory and antitrust investigations in the Italian electricity market. We are currently a subject of an Antitrust Authority investigation with respect to certain sharp increases in the price of electricity on the Italian power exchange in June 2004 and in January 2005. The Antitrust Authority opened this investigation, due to be completed by March 31, 2006, after the Energy Authority on April 12, 2005, officially concluded that these increases may have been associated with violations of antitrust law by us. For more information, please see “Item 8. Financial Information — Other Financial Information — Legal Proceedings.” If the Antitrust Authority were to hold us liable for the abusive practices alleged, it could impose a fine on us of up to 10% of our total revenues in the preceding fiscal year.
      In addition, in February 2005, the European Commission announced plans to launch an investigation into the functioning of the European electricity market. We cannot predict when this investigation will take place, or what the results of any subsequent related actions taken by the European Commission may be.
      While we do not believe we have committed any violation of antitrust laws, we cannot exclude the possibility that we will be held liable in the current investigations by the Antitrust Authority, nor that there will be other such investigations by the Energy Authority, the Antitrust Authority or other regulatory bodies in Italy or abroad in the future. Should we be held liable in the current or any future investigations, and should such liability result in the imposition of significant fines or of material restrictions on our activity, there could be a material adverse effect on our financial condition and results of operations.
The effect of the anticipated market for CO2 emissions trading on our business is uncertain
      In accordance with EU directives to implement the Kyoto Protocol that established a market mechanism for the trading of CO2 emission trading rights starting from January 1, 2005, the Environment Ministry and the Ministry of Productive Activities submitted a national allocation plan on the allowable levels of CO2 emissions for Italy for the 2005 to 2007 period to the European Commission for approval in 2004. In an amendment to the national allocation plan published in February 2005, the Enel Group had been assigned emissions quotas of 54 million, 45 million and 45 million metric tons of CO2 for the years 2005, 2006 and 2007, respectively. Please see “Item 4. Information on the Company — Regulatory Matters — Environmental Matters — CO2 Emissions.” On May 25, 2005, the European Commission approved Italy’s national allocation plan including, however, modifications that reduce the allowable emissions assigned to Italy by 9% (from a total of 255 million metric tons to 232 million per year) and therefore require a revision to the February 2005 emissions quota allocations. The Environment Ministry and the Ministry of Productive Activities are currently working to allocate the overall allowable emissions levels among the various operators in the industries that are subject to the regulations, including us. In 2006, these ministries will establish the allowable levels for the 2008 to 2012 period.
      We are not currently able to predict what emissions levels will be allocated to the Enel Group for the 2005-2007 period or for any subsequent period, nor whether such allocation will be sufficient to meet our production needs. We therefore cannot be certain that our current plans for our generation plants will be adequate to permit us to comply with the required levels once they are defined.
      Should the final allocation be insufficient, we could be required to purchase emission trading rights on the market, which could result in an increase in our electricity generation costs. At May 31, 2005, the weighted average price over the prior six months for one emission trading right for the years 2005, 2006 and 2007 was approximately €13. Any significant increase in the cost of our generation operations as a result of these new emissions limits could have a material adverse effect on our results of operations and our financial condition.
A European Commission challenge to Italian regulations on hydroelectric concessions could adversely affect our business, financial condition and result of operations
      We operate our hydroelectric plants pursuant to concessions granted and regulated by national and local authorities.
      In January 2004, the European Commission determined that certain Italian regulations regarding hydroelectric concessions were contrary to EU law. In particular, the European Commission objected to renewal preferences granted to existing holders of concessions (and in the region of Trentino-Alto Adige, to the operator controlled by the local authorities) upon the expiry of those concessions, as well as to the fact that the regulations provided for the expiration of all concessions in 2029 (and for the region of Trentino-Alto Adige, in 2010), even though these concessions had previously been of perpetual duration.
      Our hydroelectric plants accounted for approximately 34% of our net installed capacity in 2004 (with 4.7% of our net installed capacity attributable to those in the region of Trentino-Alto Adige and 29.3% to those in the rest of Italy). If the European Commission brings a formal action before the Court of Justice to enforce its request and the Court of Justice affirms the European Commission’s opinion, our hydroelectric concessions may be terminated prematurely and we may not be able to renew these concessions at all or on favorable terms. This could have a material adverse effect on our business prospects, financial condition and results of operations.
We are dependent on government concessions for our electricity and gas distribution businesses
      The Marzano Law changed the expiration date for certain gas distribution concessions. Prior to enactment of the Marzano Law, gas distribution concessions awarded prior to May 2000 by means other than competitive tender expired by law at the earlier of their original expiration date or December 31, 2005, with the expiration date extendible for up to five years under certain conditions. The Marzano Law, as interpreted by the Ministry of Productive Activities in November 2004, provided instead that these concessions are to expire at the earlier of their original expiration date or December 31, 2007, with the expiration date still extendible for up to five years under certain conditions. Under the same law, local authorities have the power to extend the expiration date from December 31, 2007 to December 31, 2008. However, two municipalities in Lombardy have not accepted this revision of the expiration date, and have passed measures that would terminate gas distribution concessions in their jurisdictions on December 31, 2005. While we have challenged these measures before the Administrative Tribunal of Lombardy, that court in February 2005 upheld them, ruling that new local legislation must be enacted for the relevant provisions of the Marzano Law to take effect. We have appealed this ruling to the Council of State, the highest competent appeals court, and a hearing on the matter has been set for June 24, 2005. While we do not believe the Administrative Tribunal of Lombardy’s ruling is consistent with the provisions of the Marzano Law, should its position be upheld on appeal and should other municipalities pass similar measures, it could have a material adverse effect on our business prospects, financial condition and results of operations. Please see “Item 8. Financial Information — Other Financial Information — Legal Proceedings — Gas concessions” for more details on this proceedings.

      Separately, in November 2004, the Italian region of Tuscany challenged before the Constitutional Court certain provisions of the Marzano Law regarding the allocation of powers between the Italian state and regions in connection with the regulation of electricity and gas distribution, including concessions. The region’s position is that, following amendments made to the Italian constitution in 2001, regulation of “local distribution” is the jurisdiction of regional governments, although the region has not to date specified what the scope of such jurisdiction would be, nor what “local distribution” precisely means. A hearing on the matter was held on May 24, 2005, and we expect the Constitutional Court to issue its ruling in the second half of 2005. We cannot predict what effect a ruling by the Constitutional Court in the region’s favor would have on the regulation of electricity and gas distribution activities and concessions in Italy, including the possibility that we might in the future be required to comply with new and varying rules in some or all of Italy’s different regions.
      Any adverse change in the regulatory framework governing our distribution activities and concessions could have a material adverse effect on our business prospects, financial condition and results of operations.
Our businesses are subject to numerous environmental regulations that could significantly affect our financial condition and results of operations
      Our businesses are subject to extensive environmental regulation under Italian law, including laws adopted to implement European Union regulations and directives and international agreements on the environment. Environmental regulations affecting our business primarily relate to air emissions, water pollution, waste disposal and electromagnetic fields. The principal air emissions deriving from thermal electricity generation are sulfur dioxide (SO2), nitrogen oxides (NOx), carbon dioxide (CO2) and particulate matter such as dust and ash.
      We incur significant costs to comply with environmental regulations requiring us to implement preventive or remedial measures, although in some cases we may recover some or all of these costs through the tariff structure or other reimbursement mechanisms provided by law. Environmental regulations may also influence our business decisions and strategy, such as by discouraging the use of certain fuels. In addition, expressions of public concern about environmental problems associated with electricity generating plants, transmission and telecommunications infrastructure and other facilities may result in even more stringent regulation in the future, which could further increase costs.
      In 2004, we spent a total of €607 million (including environmental taxes) on measures intended to reduce the impact of our operations on the environment, including measures to comply with applicable law. Of this aggregate of €607 million in environmental expenditures, €495 million was accounted for as current expenditures and €112 million as capital expenditures. Major capital expenditures included projects to reduce SO2 and NOx emissions by our power plants and to install underground cables in our distribution network. In 2004, we also incurred approximately €285 million in additional fuel costs attributable to compliance with environmental regulations.
      In addition, we are parties to a significant number of legal proceedings relating to environmental matters. The aggregate amount of damages that we may be required to pay and the aggregate costs of remediation or preventive measures we may be required to implement in connection with these proceedings may be significant.
      The adoption of any additional or more rigorous environmental rules applicable to our businesses would be likely to increase our costs and could have a negative effect on our financial condition and results of operations. Please see “Item 4. Information on the Company — Regulatory Matters — Environmental Matters” and “Item 8. Financial Information — Other Financial Information — Legal Proceedings” for a more detailed discussion of environmental matters. Please see also “— We may incur significant capital expenditures to comply with legislation on electromagnetic fields; we may not be fully reimbursed for these capital expenditures,” below.

Other Risks Relating to Our Businesses
We may be unable to exit the telecommunications business on acceptable terms or in accordance with the currently envisaged timetable
      On May 26, 2005, we entered into an agreement for the sale to Weather Investments II S.a.r.l. (“Weather Investments”) of a 62.75% interest in Wind. We expect to complete the sale of this majority interest during the summer of 2005; the agreement also contemplates our disposal of our remaining interest in Wind to Weather Investments S.r.l. (“Weather”) in the first half of 2006. The agreement is subject to the approval of both the Antitrust Authority and the Communications Authority. Upon completion of these transactions, we will no longer have any direct interest in Wind, but will hold an interest of 26.1% in Weather, which will then indirectly own all of Wind, as well as a controlling stake in Orascom Telecom Holding SAE (“Orascom”), an Egypt-based mobile phone company with principal operations in the Middle East, Africa and Pakistan. For additional details regarding the agreement, see “Item 4. Information on the Company — Business — Overview — Telecommunications.”
      We have entered into this agreement as part of our announced strategy to focus on our core energy business and ultimately to exit the telecommunications business. In this context, the shareholders’ agreement we expect to enter into with Weather Investments in connection with this transaction contemplates an initial public offering of Weather as soon as possible, market conditions permitting. However, we and Weather Investments will each agree, subject to certain exceptions, not to sell our interests in Weather until this initial public offering. We can give no assurance that we will be able to complete any such offering or otherwise dispose of all or any part of our interest in Weather on favorable terms or in accordance with our envisaged timetable, if at all.
We may be unable to dispose of the majority of our remaining interest in Terna on the anticipated timetable or terms
      Management of the national electricity transmission grid is currently entrusted to the Gestore della Rete, which is wholly owned by the MEF. Under a decree issued in May 2004, the Gestore della Rete is required to transfer, by October 31, 2005, the management activities of the national transmission grid to Terna, our consolidated subsidiary. Upon this transfer, no electricity operator, including Enel, will be entitled to exercise voting rights in excess of 5% with respect to the appointment of Terna’s directors. In addition, the May 2004 decree requires Enel to reduce its holding in Terna to no more than 20% by July 1, 2007. Terna and the Gestore della Rete in February 2005 agreed upon terms for the transfer to Terna of the management activities of the transmission grid, subject to the approval of the Antitrust Authority. Enel currently owns 36.14% of Terna’s shares and, in May 2005, Enel agreed to sell to Cassa Depositi e Prestiti a 29.99% stake in Terna for consideration that, depending on the price of Terna’s shares on the Telematico during the 30 trading days prior to closing of the sale, will be between a minimum of €1,228 million and a maximum of €1,412 million. Closing of the transaction is subject to certain conditions, including, among other things, Antitrust Authority approval of both this sale and the transfer of management activities of the transmission grid from the Gestore della Rete to Terna. Please see “Item 4. Information on the Company — Business — Overview — Transmission.” Should this transfer fail to take place or should Enel otherwise be unable to consummate the sale to Cassa Depositi e Prestiti, there can be no assurance that Enel will be able to sell the majority of its remaining interest in Terna in accordance with its envisaged timetable or on its expected terms, if at all. Enel’s inability to dispose of this business on acceptable terms could have a material adverse effect on our business.
Our historical consolidated financial and operating results may not be indicative of future performance
      We are in the process of divesting most of Enel’s current 36.14% stake in Terna, which, together with its subsidiaries, constitutes our Transmission Division, having agreed in May 2005 to sell a 29.99% stake in Terna to Cassa Depositi e Prestiti. We also in May 2005 entered into an agreement for the sale in a series of transactions of Wind, which, together with its subsidiaries, constitutes our Telecommunications Division. As a result of these transactions, we expect to deconsolidate both Terna and Wind during 2005. Our Transmission Division provided €1,023 million (or 2.8%) of our operating revenues and €509 million (or 8.0%) of our operating income in 2004, while our Telecommunications Division provided €4,714 million (or 12.9%) of our operating revenues and registered an operating loss of €456 million in 2004. We also entered into agreements to make significant acquisitions over the past year, most notably for SE. Please see “Item 4. Information on the Company — Business” for additional information on these transactions. See also “Item 5. Operating and Financial Review and Prospects — Analysis of Operating Results” for a discussion of Terna’s and Wind’s financial results. We may continue to divest assets as a part of our ongoing efforts to refocus our activities on our core electricity and gas businesses, and to acquire new businesses as part of our international expansion. As a result, our historical consolidated financial and operational performance during or as of the end of periods ending on or prior to the consummation of these transactions may not be indicative of our future operating and financial performance.
We may incur significant capital expenditures to comply with legislation on electromagnetic fields; we may not be fully reimbursed for these capital expenditures
      In 2001, the Italian Parliament passed a law intended to protect the general public and workers against alleged potential long-term health effects of exposure to electromagnetic fields generated by both low frequency infrastructure, including electricity transmission and distribution lines and substations, and high-frequency infrastructure, including the transmission stations that Wind uses to provide mobile telephone services. The law provides for the adoption and implementation of programs to bring existing electricity transmission and distribution lines, substations and high frequency infrastructure into compliance with electromagnetic exposure requirements to be set by the Italian government. On July 8, 2003, the Italian government issued a decree establishing certain limits on the allowable amounts of electromagnetic exposure. We are still in the process of determining the estimated costs of complying with these limits by upgrading, moving or otherwise modifying our mobile telephony infrastructure, electricity lines and transmission and distribution facilities. Although, with respect to electricity transmission and distribution lines and substations, this law requires the Energy Authority to set criteria, terms and conditions for the recovery of the costs that the owners would bear in complying with these requirements, any actual reimbursements received may be lower than our actual costs. Our financial condition and results of operations may be adversely affected as a consequence. Moreover, we cannot assure you that the Italian government will not set even stricter limits in the future. Please see “Item 4. Information on the Company — Regulatory Matters — Environmental Matters — Electromagnetic Fields” for a more detailed description of these matters.
The Italian social security fund is seeking to impose significant liabilities on us
      On May 6, 2005, INPS, the Italian social security fund, issued a circular purporting to extend to formerly state-owned companies and national public entities carrying out industrial activities an obligation for employers to make certain social security contributions. As state-owned entities, these companies had been exempted from this obligation. In the circular, INPS indicated that this obligation would be applied with retroactive effect as of the date of privatization of the relevant entity. Although the INPS circular specifically mentions Enel Group companies as being among the entities that would be required to make such additional contributions, we do not believe that this circular should be applicable to us, nor that it may be applied retroactively under Italian law, and we intend to challenge the circular before the competent court. However, we are not able to predict the ultimate outcome of the challenge, and in the case of an unfavorable outcome, we cannot exclude the possibility that we may be required to pay such contributions. While we are still evaluating the potential impact on us of this circular, on a preliminary basis we estimate that the amounts we could be required to pay if the circular is applied to us in the form that it was issued by INPS could total approximately €500 million for any retroactive obligations and approximately €80 million per year going forward.
Recently enacted legislation could increase our local property tax burden
      On May 31, 2005, the Italian Parliament passed a new law to aid local governments that included, among other things, provisions regarding the determination of the deemed value of electricity generation facilities for purposes of assessing, among others, local property taxes. Under the new law, owners of electric utilities are required to include in the computation of the taxable value of their facilities not only land and buildings, but also the value of removable parts of the facilities, such as generation equipment. During the approval process, which was expedited to permit the conversion of a government decree into law before the Parliament’s mandate to do so expired, the Senate committed the government, and the government agreed, to take legislative action to rescind these particular provisions or at least to specify that they may not be applied retroactively, and otherwise limit their scope in order to reduce the potential tax burden for companies operating in the electricity sector.
      We are already involved in proceedings disputing property taxes levied on some of our generating facilities by certain local authorities, in connection with which we believe we have established adequate provisions in our consolidated balance sheet. At December 31, 2004, these provisions amounted to approximately €40 million.
      In any event, we intend to continue to challenge before the competent authorities any attempt by local authorities to impose additional local property taxes on us.
      Were the new rules, which took effect on June 1, to be applied without modification, we expect that our local property taxes (the imposta comunale sugli immobili, or ICI) would increase by approximately €80 million per year (excluding any amounts that would be due in respect of past years should the government or the Italian Parliament fail to take the necessary legislative actions, and/or should we not prevail in any legal challenge we bring).
We are defendants in a number of legal proceedings
      We are defendants in a number of legal proceedings incidental to the generation, transmission and distribution of electricity and our other business activities. Our pending legal proceedings include various civil and administrative claims and disputes relating to the construction and operation of several power stations, transmission and distribution lines, and other matters that arise in the normal course of our business. We have established a reserve for litigation and other contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential loss involved. This reserve, which also includes provisions for other contingencies and uncertainties related to our operations, is included in other non-current liabilities in our consolidated balance sheet, and amounted to €1,283 million at December 31, 2004, of which €382 million related to legal proceedings. Please see “Item 8. Financial Information — Other Financial Information — Legal Proceedings.”
      However, we are not able to predict the ultimate outcome of any of the claims against us, and any material damages or other costs imposed on us in the event of an unfavorable outcome may be in excess of our existing reserves. We cannot exclude that unfavorable decisions in proceedings against us could have a material adverse effect on our financial position or results of operations.
Risks Relating to Enel’s Ordinary Shares and ADSs
The MEF, Enel’s controlling shareholder, has significant influence over Enel’s actions
      The MEF currently directly owns approximately 31.3% of Enel’s outstanding share capital and therefore controls Enel. Cassa Depositi e Prestiti, which is controlled by the MEF, holds an additional approximately 10.2% of Enel’s share capital. As long as the MEF retains control of Enel for purposes of applicable Italian law on controlled companies (which is determined based on having a majority of the vote at ordinary shareholders’ meetings or otherwise exercising a dominant influence over another company), the MEF will be able to exercise significant control over all matters to be voted on by Enel’s shareholders, including, without limitation, the election and removal of directors and possible capital increases or amendments to Enel’s by-laws. While the MEF has announced that it plans to sell a further interest of approximately 10% of Enel’s share capital by September 2005, market conditions permitting, the amount of shares the MEF will subsequently directly and indirectly own following such a transaction would still permit it to control Enel for purposes of Italian law. As a result, other shareholders’ ability to influence decisions on matters submitted to a vote of Enel’s shareholders may be limited.
The special powers of the Italian government may permit it to influence Enel’s business, regardless of the level of its shareholding
      The Italian privatization law (as amended by the 2004 Budget Law) and Enel’s by-laws confer upon the Italian government, acting through the MEF (which acts after consultations with and in agreement with the Ministry of Productive Activities), certain special powers with respect to Enel’s business and actions by its shareholders. These powers, which the MEF confirmed with a decree issued on September 17, 2004, may permit the government to influence Enel’s business, regardless of the level of its shareholding.
      The MEF also has the following specific powers:

•	the power to oppose the acquisition by persons or entities of an interest in the Company equal to or in excess of 3% of the shares with voting rights at the ordinary shareholders’ meetings;

•	the power to oppose certain types of shareholders’ agreements entered into by holders of at least one-twentieth of the voting capital stock at ordinary shareholders’ meetings;

•	the power to veto any resolution to dissolve, merge or demerge Enel, transfer a significant part of Enel’s business or Enel’s registered headquarters outside of Italy, change Enel’s corporate purpose or eliminate or modify any of the MEF’s special powers; and

•	the MEF may directly appoint one non-voting member of Enel’s board of directors, in addition to the voting members elected by Enel’s shareholders.
      The MEF may exercise these powers only for due cause when it believes that a concrete detriment to vital national interests would otherwise result.
      The special powers retained by the MEF are described in further detail under “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 10. Additional Information — By-Laws.” As a result of these powers, Enel may not enter into change of control transactions without the approval of the MEF, in agreement with the Ministry of Productive Activities. This may limit the ability of Enel’s shareholders to benefit from a premium in connection with a change of control transaction.
The value of ordinary shares or ADSs may be adversely affected by sales of substantial amounts of shares by the MEF or other shareholders or the perception that such sales could occur
      The MEF and/or Cassa Depositi e Prestiti may sell Enel’s ordinary shares at any time. In October 2004, the MEF sold an additional interest of approximately 19% in a public offering in Italy and a private placement to international institutional investors that was not registered under the Securities Act, and has announced plans to sell a further interest of approximately 10% in the Company in a similar offering by September 2005, market conditions permitting. There are no minimum ownership or similar requirements under Italian law that would limit sales of additional shares by the MEF or Cassa Depositi e Prestiti.
      Sales of substantial amounts of ordinary shares by the MEF or other shareholders, or the perception that such sales could occur, could adversely affect the market price of Enel’s ordinary shares and American Depositary Shares, or ADSs, and could limit Enel’s ability to raise capital through equity offerings.
The value, expressed in dollars, of the ordinary shares and ADSs and of any dividends Enel pays in respect of its ordinary shares and ADSs will be affected by the euro/dollar exchange rate
      Enel pays cash dividends in euros; as a result, exchange rate movements may affect the amounts, expressed in U.S. dollars, that investors receive from Citibank, N.A., the depositary for Enel’s ADS program (“Citibank” or the “Depositary”), in respect of such dividends if they hold ADSs. Moreover, the price of Enel’s ordinary shares is quoted in euros. Therefore, exchange rate movements may also affect the U.S. dollar price of the ADSs corresponding to Enel’s ordinary share price.
It is possible that the price of ordinary shares and ADSs will experience significant volatility
      The market price of Enel’s ordinary shares and ADSs may be significantly affected by factors such as variations in our results of operations, market conditions specific to our industry and changes in regulations applicable to us. In addition, stock markets can experience significant fluctuations that may be unrelated to the performance or circumstances of the specific companies whose shares are affected. Market fluctuations, as well as economic conditions, may adversely affect the market price of the ordinary shares and ADSs.

If you hold ADSs rather than ordinary shares it may be difficult for you to exercise some of your rights as a shareholder
      It may be more difficult for you to exercise your rights as a shareholder if you hold ADSs than it would be if you directly held ordinary shares. For example, if Enel offers new shares and you have the right to subscribe for a portion of them, the Depositary is allowed, in its own discretion, to sell for your benefit that right to subscribe for new shares instead of making it available to you. Also, in some cases, you may not be able to vote by giving instructions to the Depositary on how to vote for you.
Forward-Looking Statements
      This annual report includes forward-looking statements. When used in this annual report, the words “seek(s),” “intend(s),” “aim(s),” “expect(s),” “will,” “may,” “believe(s),” “should,” “anticipate(s)” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements regard, among other things:

•	Anticipated trends in our businesses, including trends in demand for electricity;

•	Changes in the regulatory environment and expectations on how and when new regulations will be implemented;

•	The remuneration of our generation activities based on competitive electricity prices rather than tariffs following the introduction of trading on the Italian power exchange;

•	The impact of changes in electricity and gas tariffs;

•	Our ability to implement successfully our cost reduction program;

•	The possibility that significant volumes of lower-cost electricity will become available as a result of increased imports and the construction of new plants in Italy;

•	Enel’s intention to reduce its stake in Terna from 36.14% to approximately 5%, following its agreement in May 2005 to sell to Cassa Depositi e Prestiti a 29.99% stake in Terna;

•	Our intention to divest Wind, having entered into an agreement in May 2005 for the sale of Wind in a series of transactions that we expect ultimately to lead our exit from the telecommunications business, as well as our intention to divest certain other non-core businesses;

•	Our intentions with respect to future dividend payments;

•	Our intention to expand our core businesses, including by increasing our presence in renewable energy and developing our gas distribution and sales business;

•	Our intention to expand our operations outside Italy; and

•	Future capital expenditures and investments.
      The forward-looking statements included in this annual report are subject to risks, uncertainties and assumptions about the Group. Our actual results of operations may differ materially from the forward-looking statements as a result of, among other things, the risk factors described under “Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise occurring after the date of this annual report. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

ITEM 4.	INFORMATION ON THE COMPANY
History and Development of the Company
      We were established in December 1962 as a state-owned entity (Ente Nazionale per l’Energia Elettrica) through the nationalization of approximately 1,250 private power companies in Italy. In 1992, we ceased to operate as a public entity and were transformed into a company limited by shares, Enel S.p.A.

      Until April 1, 1999, Italy’s electricity market was highly regulated. On that date, a new law, the Bersani Decree, came into force, beginning the transformation of the Italian electricity market into a liberalized market, in which energy prices charged by generators are freely determined. Beginning in October 1999, as required by the Bersani Decree, we formed separate subsidiary companies, to each of which we assigned the responsibility (and related assets, liabilities and personnel) for each of our significant businesses. As a part of this liberalization, we were also required to transfer responsibility for the management and control of the Italian national electricity transmission grid and responsibility for electricity dispatching to the Gestore della Rete, a company wholly owned by the MEF.
      In November 1999, the MEF sold approximately 32% of Enel’s share capital in Enel’s initial public offering, in connection with which Enel’s ADSs were listed on the New York Stock Exchange and Enel’s shares were listed on the Telematico, the Italian screen-based trading market managed by Borsa Italiana. Following this sale, as part of the privatization and liberalization of the Italian electricity market, the MEF subsequently sold stakes in Enel of 6.6% in the context of a private placement transaction in November 2003 and approximately 10% to Cassa Depositi e Prestiti, a company now owned 70% by the MEF, in December 2003. In October 2004, the MEF sold an additional interest in Enel of approximately 19% in a public offering in Italy and a private placement to international institutional investors not registered under the Securities Act, and has announced plans to sell a further interest of approximately 10% in the Company in a similar offering by September 2005, market conditions permitting.
      Since 1999, we have expanded our operations in the gas sector through the acquisition of several independent gas distributors. Since 2000, we have also expanded our energy operations abroad, including through the purchase in 2002 of Electra de Viesgo S.L. (“Viesgo”), a company with electricity generation and distribution operations in Spain, and, in March 2003, of a controlling interest in Maritza East III Power Company AD (“Maritza East III”), a company with electricity generation operations in Bulgaria. We have also acquired power producers specializing in renewable resources, including an 80% interest in Uniòn Fenosa Energìas Especiales S.A. (now Enel Uniòn Fenosa Renovables S.A., or “EUFR”) in Spain, as well as operations in North, Central and South America. We acquired two electric distribution and sales companies in Romania in April 2005, and we entered into an agreement in February 2005 to purchase SE, the largest electricity generator in Slovakia. We expect this transaction to close by the end of 2005. As required by Italian legislation adopted as part of the liberalization of the electricity market, we have at the same time disposed of approximately 15,000 MW of our generating capacity through the sale of Elettrogen in September 2001, Eurogen in May 2002, and Interpower in January 2003, and have also been forced to sell several municipal distribution networks.
      Until June 2004, we owned 100% of Terna, the principal Italian electricity transmission company, which currently owns more than 90% of the transmission assets of Italy’s national electricity grid. Following the completion of an initial public offering in Italy and a private placement with certain institutional investors that was not registered under the Securities Act of 50% of Terna’s share capital in June 2004 (the “Terna IPO”), and the sale of an additional 13.9% of Terna’s share capital in April 2005, we currently own approximately 36.14% of Terna’s share capital. In light of Italian laws and regulations providing for the reunification of the ownership and management of the Italian transmission grid and imposing certain ownership restrictions on the entity that will own and manage it, Enel in May 2005 took steps to further reduce its stake in Terna, entering into an agreement to sell 29.99% of Terna’s share capital to Cassa Depositi e Prestiti. We expect to close that sale, which is subject, among other things, to antitrust approval, by the end of the third quarter of 2005, reducing our stake in Terna to approximately 5%. Please see “— Business — Overview — Transmission.”
      We have also invested in telecommunications, starting in 1997, when we, France Télécom and Deutsche Telekom together formed our telecommunications subsidiary, Wind. Our initial stake in Wind was 51%, which increased to 73.4% following Deutsche Telekom’s exit from the joint venture in July 2000 and our contribution to Wind on July 30, 2001, of 100% of the capital stock of Infostrada, an Italian fixed-line telephone provider we purchased in 2001 from Vodafone Group plc. Infostrada was merged into Wind as of January 1, 2002. In July 2003, we acquired the 26.6% stake in Wind then held by Wireless Services Belgium SA, a subsidiary of France Télécom, becoming Wind’s sole shareholder.

      In early 2005, we held discussions with two separate consortia regarding a potential sale of all or part of Wind. After considering binding offers proposed by each, in April 2005 we entered into exclusive negotiations with Weather Investments, a private consortium headed by Naguib Sawiris, who controls Orascom, an Egypt-based mobile phone operator that provides telecommunications services in the Middle East, Africa, and Pakistan and is listed on the London Stock Exchange and the Cairo and Alexandria Stock Exchange. In May 2005, we entered into an agreement for the sale of Wind to Weather Investments in a series of transactions that we expect to result in our owning 26.1% of Weather (which will then indirectly control both Wind and Orascom) by mid-2006. In line with our strategy of focusing on our core energy operations and ultimately exiting the telecommunications business, the shareholders’ agreement we expect to enter into with Weather Investments in connection with this transaction contemplates an initial public offering of Weather as soon as possible, market conditions permitting, although both we and Weather Investments will each agree, subject to certain exceptions not to sell our interests in Weather until the initial public offering.
      In 2004, our operations were organized into six business divisions: Generation and Energy Management; Sales, Infrastructure and Networks; Transmission; Telecommunications; Services and Other Activities; and Corporate. In 2003, we also had a seventh division, the International Division, which included our international generation, sales and distribution operations. In 2004, our management decided to re-allocate to the relevant business divisions the operations that had been grouped in the International Division in 2003. These operations are now included, as appropriate, in the Generation and Energy Management and Sales, Infrastructure and Networks divisions.
      Each division has its own management structure, headed by a senior manager who reports directly to the Chief Executive Officer of Enel. Our Corporate Division includes Enel, which as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of the other divisions. The parent company also manages finance operations and insurance risk coverage for all Group companies, identifies opportunities for international business development, and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.
      For additional information on each of our operating divisions and their activities, please see “— Business — The Enel Group,” below. For a detailed discussion of our operational and financial results in the period 2002-2004, please see “Item 5. Operating and Financial Review and Prospects.”
      For a description of our capital expenditures in each of the last three fiscal years, please see “— Business — The Enel Group — Capital Investment Program.”
      Enel S.p.A. is a società per azioni, or a company whose capital is represented by shares, incorporated under the law of Italy. Enel’s statuto, or by-laws, provide that the duration of the Company is until December 31, 2100. Enel’s registered office is at Viale Regina Margherita 137, Rome, Italy. Enel’s main telephone number is +39 06 83051. Individual investors may reach our retail investor team at telephone number +39 06 8305 2081, while institutional investors may reach our investor relations team at telephone number +39 06 8305 7008. Enel is represented in the United States by our subsidiary Enel North America Inc. (“Enel North America”), located at Andover Business Park, 200 Bulfinch Drive, Andover, MA 01810.
Business
Overview
      We are the principal electricity operator in Italy, with the leading position in the generation, distribution and sale of electricity. Based on revenues, we were one of the largest industrial companies in Italy in 2004, with operating revenues of €36,489 million, or $49,399 million. We earned net income in 2004 of €2,706 million, or $3,663 million. We believe that, in terms of the volume of electricity sold in the year 2004, we were one of the largest electric utilities in Europe, and according to Bloomberg, as of May 31, 2005, we were also one of the largest publicly traded electric utilities in the world based on market capitalization.

      The following table shows selected operating data for our electricity and gas operations in Italy for each of the past three years. Net production equals gross production of electricity less consumption by units generating electricity and mechanical and electrical losses in production.

	2002		2003	2004

Net installed capacity (GW) in Italy at year end	43.8	(1)	41.8	42.0
Net electricity production in Italy (TWh)	145.1	(2)	137.8	125.9
Electricity sales to end users in Italy (TWh)(3)	181.3		152.2	157.8
Electricity sales on the regulated market in Italy (TWh)	150.9		141.5	137.0
Electricity sales on the free market in Italy (TWh)	30.4		10.7	20.8
Total electricity distributed in Italy (TWh)(4)	258.0		265.0	261.2
Natural gas sales to end users in Italy (billions of cubic meters)	4.0		4.4	5.2
Natural gas sales customers in Italy at year end (millions)	1.7		1.8	2.0

(1)	Including 2.6 GW of capacity of Interpower, which was divested in January 2003.

(2)	Including 8.0 TWh generated by Eurogen before it was divested in May 2002, and 5.7 TWh generated by Interpower.

(3)	Excluding sales to resellers.

(4)	Including electricity distributed to resellers.
      Generation and Energy Management. Our Generation and Energy Management Division is responsible for our operations related to the production of electricity and the procurement and trading of fuel for electricity generation, and includes power generation activities in Italy and abroad.
      We are the largest producer of electricity in Italy. At December 31, 2004, we had net installed capacity in Italy of approximately 42.0 GW, which we estimate to have been approximately 52% of total Italian net installed capacity at that date. Our net electricity production in Italy in 2004 was 125.9 TWh, and, based on data provided by the Gestore della Rete, we estimate that our production represented approximately 44% of Italian net production during 2004. Our net production declined by 8.7%, or by 11.9 TWh, in 2004 as compared to 2003. As of December 31, 2004, we had 595 generating plants in Italy, consisting of thermal, hydroelectric, geothermal and other renewable resources facilities, which, based on data provided by the Gestore della Rete, we estimate represented approximately 52% of the total net installed capacity in Italy as of December 31, 2004. In 2004, 73.0% of our net production was from thermal plants, 22.7% was from hydroelectric plants and the remaining 4.3% was from geothermal and other renewable resources plants. We do not own or operate any nuclear plants in Italy.
      At December 31, 2004, we also had electricity generation plants outside Italy with aggregate net installed capacity of approximately 3.9 GW, including facilities in Spain, Bulgaria and North, Central and South America. In addition, we manage a generation plant in Russia and in February 2005, we agreed to acquire generation operations in Slovakia. We expect this transaction to close by the end of 2005.
      In 2004, the Generation and Energy Management Division had revenues after intrasegment eliminations of €12,982 million, reflecting revenues prior to intrasegment eliminations of €12,397 million in Italy and €623 million abroad. This compares to revenues after intrasegment eliminations of €12,607 million in 2003, reflecting revenues prior to intrasegment eliminations of €12,111 million in Italy and €518 million abroad (which in 2003 were attributed to our former International Division).
      Sales, Infrastructure and Networks. Our Sales, Infrastructure and Networks Division operates in both the electricity and gas markets through two independent sub-divisions — a sales sub-division and an infrastructure and networks sub-division — responsible respectively for sales of products and services and for management of our distribution network.
      We are the largest electricity distributor in Italy, distributing a total of 261.2 TWh of electricity in 2004. At December 31, 2004, our Italian distribution network consisted of a total of 1,089,845 km of lines, mostly medium and low voltage, and 412,670 primary and secondary transformer substations, with a total transformer capacity of 153,677 MVA.

      We are also the largest seller of electricity in Italy. The market for electricity sales in Italy is divided into a regulated market and a free market. Customers in the regulated market must purchase electricity from their local distributor; customers in the free market may choose from whom to purchase their electricity. In 2004, we sold electricity to approximately 23.2 million residential customers, which we estimate were approximately 87% of all residential customers in Italy. In 2004, we distributed and sold approximately 137.0 TWh of electricity on the regulated market, and distributed approximately 114 TWh of electricity and sold approximately 20.8 TWh of electricity on the free market (including sales to final customers by Enel Trade S.p.A. (“Enel Trade”), of our Generation and Energy Management Division).
      We are also active in the import, distribution and sale of natural gas. In 2004, we sold approximately 6.9 billion cubic meters of gas to third parties, of which approximately 5.2 billion cubic meters were sold to nearly 2 million end users.
      At December 31, 2004, we also had electricity sales and distribution activities in Spain, and on April 28, 2005, we acquired a 51% interest in two electricity distribution and sales companies in Romania.
      In 2004, the Sales, Infrastructure and Networks Division had revenues after intrasegment eliminations of €19,466 million, reflecting revenues prior to intrasegment eliminations of €17,619 million from our Italian electricity sales and distribution operations, €433 million from international electricity sales and distribution operations, and €1,421 million from gas sales and distribution in Italy. In 2003, the division had revenues of €20,433 million, reflecting revenues of €18,673 million from our Italian electricity sales and distribution operations, €386 million from international electricity sales and distribution operations (which were attributed to our former International Division in 2003), and €1,374 million from gas sales and distribution in Italy. There were no intrasegment eliminations in 2003.
      Transmission. In 2004, our Transmission Division comprised Terna, which owns more than 90% of the transmission assets of Italy’s national electricity grid, according to the latest evaluation of the Italian Energy Authority carried out in December 2004, and all the Italian grid of high voltage 380 kV lines, as well as its subsidiaries Transmissora Sudeste Nordeste S.A. and Novatrans Energia S.A., two Brazilian electricity transmission companies. The transmission grid that Terna owns carries almost all the electricity transmitted to distribution networks for sale in Italy.
      In June 2004, we completed the Terna IPO, which resulted in gross proceeds of €1,700 million. On April 5, 2005, we sold an additional 13.9% of Terna’s share capital for gross proceeds of €568 million in a private placement to institutional investors not registered under the Securities Act. We currently own 36.14% of Terna.
      These transactions were part of Enel’s announced strategy to reduce its stake in Terna to approximately 5%, following a May 2004 decree implementating a law requiring the transfer to Terna of the management and control of the national transmission grid, together with certain assets, by the Gestore della Rete by October 31, 2005. Upon this transfer, no electricity operator, including Enel, shall be entitled to control more than 5% of the voting rights with respect to the appointment of Terna’s directors. The same law requires Enel to reduce its holding in Terna to no more than 20% by July 1, 2007.
      In accordance with the May 2004 decree, Terna has amended its by-laws in order to reflect the required 5% limit on voting rights for electricity companies; this provision of its by-laws will become effective upon closing of the transfer by the Gestore della Rete to Terna of management of the transmission network.
      Terna and the Gestore della Rete in February 2005 agreed upon terms for the transfer to Terna of the management of the transmission grid for aggregate consideration of approximately €180 million, including payment of €68.3 million in cash and assumption of approximately €112 million in trade payables due to Terna from the Gestore della Rete. Closing of the transaction remains subject to approval of the Antitrust Authority.
      In May 2005, Enel agreed to sell a 29.99% stake in Terna to Cassa Depositi e Prestiti for consideration that, depending on the price of Terna’s shares on the Italian Stock Exchange in a specified period prior to closing of the sale, will be between a minimum of €1,228 million and a maximum of €1,412 million. Closing of the sale to Cassa Depositi e Prestiti is expected to take place within 15 days of satisfaction of all the conditions to closing, including authorization by the Antitrust Authority of both this transaction and the transfer of management of the transmission grid from the Gestore della Rete to Terna, as well as Terna’s calling of a shareholders’ meeting to elect a new board of directors. As a result of this transaction, we expect to deconsolidate Terna during 2005.
      Our agreement with Cassa Depositi e Prestiti provides that if at the time of closing, Cassa Depositi e Prestiti already owns shares of Terna (which it currently does not), the percentage of Terna’s share capital we will sell to Cassa Depositi e Prestiti will be reduced by the amount necessary to ensure that the amount of shares Cassa Depositi e Prestiti will own after the closing does not exceed the 30% threshold that under Italian law would trigger the obligation for it to launch a tender offer for all of Terna’s publicly held shares. The consideration Enel is to receive will be adjusted to reflect the actual number of shares being sold.
      Following completion of the sale to Cassa Depositi e Prestiti, and the distribution in early 2006 by the Company of “bonus” shares promised to certain Italian retail investors as part of the Terna IPO, we expect to own approximately 5% of Terna’s share capital.
      As of December 31, 2004, the transmission grid that Terna owns, which constituted more than 90% of the national electricity transmission grid, consisted of a total of approximately 38,696 km of lines and 300 primary transformer stations. The revenues of this division in 2004 were €1,023 million, of which €119 million were attributable to its transmission operations in Brazil, compared to €927 million in 2003, of which €53 million were attributable to its transmission operations in Brazil.
      Telecommunications. The Telecommunications Division comprises Wind and its subsidiaries. In May 2005, we entered into an agreement for the sale of Wind to Weather in a series of transactions that we expect ultimately to lead to our exit from the telecommunications business. Please see “— The Enel Group — Telecommunications — Overview” for additional information on Wind’s divestiture. As of December 31, 2004, Wind provided mobile telephony services to a customer base in Italy comprising approximately 12.1 million mobile customer lines and had approximately 2.4 million fixed line customers and 17.1 million registered users for its Internet access services. This division’s revenues in 2004 were €4,714 million, compared to €4,383 million in 2003.
      Services and Other Activities. Our Services and Other Activities Division includes, among other businesses, our engineering and construction, information technology and real estate services. We divested certain real estate assets through the sale in July 2004 of NewReal S.p.A. (“NewReal”), a company to which we contributed real estate assets having a market value of approximately €1,400 million, and in May 2005 divested most of our water activities. In 2004, this division had revenues of €1,799 million, compared to €2,742 million in 2003.
      Corporate. Enel constitutes our Corporate Division and, as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of all of our divisions. In addition, Enel manages finance operations and insurance risk coverage for all Group companies, identifies opportunities for international business development, and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues. In 2004, this division had revenues of €1,617 million, compared to €1,139 million in 2003.
      The following chart sets forth our principal business units and the main companies through which we conduct these businesses as of May 31, 2005, as well as the country in which each such company is incorporated. All subsidiaries in the chart are directly or indirectly wholly owned by Enel, unless otherwise indicated. As discussed, Enel is in the process of divesting almost all of its stake in Terna, and we are also in the process of divesting Wind. See the paragraphs “— Transmission” and “— Telecommunications” above.

Strategy
      Since May 2002, we have streamlined our operations to focus on our core electricity and gas businesses, including through the divestment of a number of a non-core activities. Our mission is to be the most efficient electricity generator in Italy and the most efficient electricity and gas distributor in Europe by 2009, with the goal of creating value for our shareholders, satisfying our customers and developing our employees. We have the following short- to medium-term strategic objectives:

•	Reducing our Italian power generation costs to levels lower than those of our competitors, in particular through the conversion of certain generation plants to run on less expensive fuels, and the alignment of our other operating costs with international best practice through an integrated approach to quality and standards;

•	Increasing our presence in the market for electricity generated from renewable resources;

•	Growing our natural gas distribution and sales businesses in Italy, where we are the second-largest distributor;

•	Extracting value from the integrated management of our electricity and gas services in Italy;

•	Meeting our operating efficiency targets in the distribution and sale of electricity and gas;

•	Expanding our operations outside Italy, particularly in countries where we are already present or where market liberalization and privatization efforts are in progress, in which we can capitalize on the experience and technical know-how we have acquired in the Italian market;

•	Reducing Enel’s current 36.14% stake in Terna to approximately 5%, in order to match legally permitted voting rights in the appointing of directors, through its sale of a 29.99% stake in Terna to Cassa Depositi e Prestiti; and

•	Divesting Wind and, subject to our disposal of the minority interest we expect to acquire in Weather, exiting the telecommunications business.

      In addition to the interim dividend of €0.33 per share paid to its shareholders in November 2004, following Terna IPO, Enel will pay its shareholders a further €0.36 per share with respect to its 2004 results on June 23, 2005; the ex-dividend date is June 20, 2005. Moreover, in the second half of 2005, Enel expects to pay an additional dividend arising from net gains on its subsequent disposal of additional shares of Terna. In 2006, Enel expects to pay its shareholders dividends per share with respect to its performance in 2005 in line with those distributed in the last three years. Please see “Item 8. Financial Information — Other Financial Information — Dividend Policy.”
      In order to pursue the Group’s objectives, each of our divisions has its own set of specific strategies. In particular:

Generation and Energy Management
      As a result of the progressive liberalization of the Italian electricity market and the required sale of a portion of our generation capacity, we estimate that our share of the power generation market in Italy has declined from approximately 63% in 1999 to approximately 44% in 2004.
      In order to maintain profitability and provide services on competitive terms in Italy, our Generation and Energy Management Division seeks to be the lowest-cost generator of electricity, in particular by diversifying appropriately its use of fuels. In this respect, we have reduced the percentage of our total production that we generate through plants fueled by oil and natural gas (excluding natural gas-fueled plants using CCGT technology) from approximately 45% in 2002 to approximately 29% in 2004. At the same time, we have increased the percentage of electricity we generate through thermal plants fired by coal and orimulsion from approximately 22% in 2002 to approximately 25% in 2004 and our production using renewable resources from approximately 24% in 2002 to approximately 27% in 2004. Our aim is for approximately 30% of our overall electricity output to be generated using renewable resources. In addition, we recently confirmed our goal of achieving an aggregate reduction of 30% in the cost of generating one megawatt-hour of electricity compared with the level recorded in 2002.
      In order to implement its strategy, our Generation and Energy Management Division intends to:

•	Continue its program to convert approximately 10,000 MW of thermal generation plants to combined gas turbine technology, much of which has already been completed, as well as our program to upgrade additional plants to run on lower-cost fuels, such as coal, while still respecting environmental norms;

•	Consolidate its position in the field of renewable energy, including through an investment program expected to total approximately €1.1 billion from 2005 through 2009, which includes plans for the construction of wind, hydroelectric and geothermal generation plants in Italy with a net installed capacity of approximately 250 MW;

•	Continually seek to achieve operating excellence while increasing the efficiency and availability of its plants and respecting the environment and the health and safety of its employees;

•	Continue its efforts to reduce its operating and maintenance expenses until it attains best international practice levels; and

•	Optimize its fuel procurement activities, through a diversification of suppliers and supply channels.

Sales, Infrastructure and Networks
      Distribution. We currently transport on our distribution network more than 80% of the electricity transported in Italy. In our electricity distribution operations, we are seeking to face the challenges of market liberalization and changes in applicable tariff regimes by taking action to reduce costs, and in particular our cash cost per customer of distributing electricity, as well as by continuing to focus on the quality of service we provide. We intend to:

•	Continue our program to reduce operating costs and optimize our investment expenditures, by seeking constantly to improve our administrative processes, increasing our use of technology to support our activities and evaluating our investments more strictly from a financial perspective;

•	Continue to improve our performance with respect to Energy Authority targets for quality and continuity of service in those geographic areas where these targets have not yet been achieved, and maintaining the quality and continuity of service where they have been achieved or exceeded; overall, in 2004 we received bonuses for continuity of services of €205 million with respect to our performance in 2003; and

•	Complete the roll-out of our “Telemanagement” digital metering program in Italy by the end of 2005, in order to (i) reduce costs associated with physical measurement of consumption and on-site maintenance of meters by our personnel, as these tasks would be accomplished remotely; (ii) measure more accurately the electricity consumption of our customers; (iii) improve our response times in providing technical assistance to our customers and provide higher quality service; and (iv) offer our customers tailored tariff plans that promote the use of electricity in off-peak periods and provide customers with opportunities to save money. We entered into an agreement with IBM in March 2004 to commercialize our digital metering know-how for use by other utilities in Italy and abroad in an effort to further benefit from this program. At March 31, 2005, we had installed 22.4 million digital meters, of which approximately 19.9 million were remotely connected to our system.
      In our natural gas distribution business, our primary objective is to operate as efficiently as possible and consolidate our market position, through both bidding on new gas distribution concessions and, where appropriate, acquiring additional natural gas distribution companies, particularly where there are opportunities for significant synergies with our existing operations. By controlling costs and increasing our customer base, we expect to further reduce our distribution cash cost per customer.
      Sales. In our electricity sales business, as a result of the liberalization process, based on data from the Gestore della Rete, we have seen our market share in direct sales to end users in Italy decline from approximately 92% in 1999 to approximately 50% in 2004.
      In this context, we intend to continue our efforts to improve our quality of service and our cost-containment policies, further focus on our core businesses and develop service offerings targeted to various market segments.
      In our natural gas sales business, we intend to increase our market share and margins by selectively expanding our customer base and increasing the volume of gas sold. We seek to increase our customer base through targeted marketing initiatives and promotional campaigns, as well as, where appropriate, through acquisitions of other gas companies. In order to increase profitability, we intend to target in particular residential and small business customers. Our goal is to increase our total volumes from the approximately 5.2 billion cubic meters of gas sold to end users in 2004 to approximately 7.1 billion cubic meters per year by 2009, and to increase the number of end users from approximately 2.0 million in 2004 to 2.5 million by 2006 and 3.9 million by 2009.
      In the future, we intend to offer integrated electricity and natural gas services to household consumers in order to improve the quality of service provided and achieve cost savings. In March 2005, we launched our first

“dual fuel” offer, providing electricity and gas service through one sales network, with one customer service department and one bill.
          Transmission
      In light of Italian laws and regulations providing for the unification of the ownership and management of the Italian transmission grid and imposing certain ownership restrictions on the entity that will own and manage it, Enel expects to reduce its stake in Terna from 36.14% to approximately 5%, having in May 2005 agreed to sell a 29.99% stake in Terna to Cassa Depositi e Prestiti. Following closing of that transaction, which we expect to take place by the end of the third quarter of 2005, we will hold approximately 5% of Terna. Please see “— Business — Overview — Transmission” and “Item 3. Key Information — Risk Factors — Risks Relating to Our Energy Business — We may be unable to complete the disposal of the majority of our remaining interest in Terna on the anticipated timetable or terms” for additional information on Enel’s divestiture of Terna.
          Telecommunications
      In line with our strategic objective of focusing on our core energy businesses, we view our telecommunications activities, held through Wind, solely as a financial investment. In May 2005, we entered into an agreement for the sale of Wind to Weather Investments in a series of transactions. The agreement is subject to regulatory approvals. We expect the first of these transactions, involving our sale of a 62.75% stake in Wind, to be completed during the summer of 2005, and to dispose of our remaining interest in the first half of 2006. As a result of this agreement, we expect to deconsolidate Wind and its approximately €7 billion in debt. Upon completion of these transactions, we will no longer have any direct interest in Wind, but will hold an interest of approximately 26% in Weather.
      We have entered into this agreement as part of our announced strategy to focus on our core energy business and we expect that it will ultimately lead to our exit from the telecommunications business. Please see “— The Enel Group — Telecommunications — Overview” and “Item 3. Key Information — Risk Factors — Risks Related to Our Other Businesses — We may be unable to exit the telecommunications business on acceptable terms or in accordance with the currently envisaged timetable” for additional information on our divestiture of Wind.
          Services and Other Activities
      Consistent with our objective of focusing on our core energy businesses, in July 2004 we sold NewReal, a company to which we contributed real estate assets having a market value of approximately €1,400 million, and in 2005 expect to sell certain residual real estate assets now held by Enel Ape S.r.l. (“Enel Ape”), formerly APE Gruppo Enel, including Immobiliare Foro Bonaparte, Immobiliare Porta Volta and Immobiliare Progetto Ostiense. We are also considering selling our 49% stake in Leasys S.p.A., a long-term auto leasing and fleet management company, to our joint venture partner, Fidis Renting Italia, a subsidiary of Fiat S.p.A., during the course of 2005. On May 10, 2005, we sold Enel.Hydro, which held most of our activities in the water sector, for consideration of approximately €37 million.
      In addition, as of January 1, 2005, we merged Enel Facility Management, one of our real estate companies, and Enel.it S.r.l. (“Enel.it”), our information technology services company, into Enel Ape, our personnel administration company as part of our efforts to streamline and refocus this division’s activities on providing support to the Group’s other divisions.

The Enel Group

Italian Electricity Demand
      Demand for electricity in Italy has grown at an average annual rate of approximately 2.4% during the past five years. The following table shows the annual rate of growth in Italy’s GDP in real terms and the annual rate of growth in electricity demand for the years indicated.

						Average Annual
						Growth Rate
	2000	2001	2002	2003	2004	2000-2004

Growth in real GDP(1)	3.0%	1.8%	0.4%	0.3%	1.2%	1.3%
Growth in electricity demand(2)	4.4%	2.1%	1.9%	3.2%	0.4%	2.4%

Sources:

(1)	National Institute of Statistics (Istituto Nazionale di Statistica).

(2)	Gestore della Rete. Data for 2004 are provisional.
      Electricity demand grew by 0.4% in 2004, after having grown by 2.9% in 2003 and by 1.8% in 2002. Growth in demand for electricity is determined by a variety of factors, including the rate of economic growth, the level of business activity and weather conditions. In 2004, growth in demand for electricity slowed compared to that in 2003, when demand was affected by unusually high temperatures in the spring and summer seasons. The slower growth in 2004 also reflected lower demand from small and medium-sized businesses. Please see “— Sales, Infrastructure and Networks — Sales to regulated electricity market.” According to data published in June 2005 by the Italian National Institute of Statistics, Italian GDP contracted by 0.5% in the first quarter of 2005 as compared to the fourth quarter of 2004, and contracted by 0.2% with respect to the first quarter of 2004.
      Per capita electricity consumption is lower in Italy than in a number of other leading industrialized countries. On the basis of the data from the Gestore della Rete for 2003, the most recent available, we calculate that in 2003, electricity consumption in Italy was approximately 5,208 kWh per capita, compared to 5,160 kWh in 2002 and 5,017 kWh in 2001. As differences in the industrial or commercial and service sectors among countries not related to individual electricity use can distort comparisons of overall per capita production, we prefer to use per capita residential electricity use as our basic comparative measure. The following table compares per capita residential electricity consumption in Italy with that of other countries in the European Union for 2003, the most recent year for which complete data is available.

			Per Capita
		Residential	Residential
	Inhabitants	Consumption	Consumption

	(In millions)	(TWh)	(Kwh/inhabitant)
France	59.8	141.0	2,358
United Kingdom	59.4	117.2	1,973
European Union	380.2	685.3	1,803
Germany	82.6	135.7	1,643
Spain	41.1	53.70	1,307
Italy	57.7	63.7	1,104

Source: Enel, based on data established by Enerdata — World Energy database — February 2005.
      We believe that a reason per capita residential electricity consumption is lower in Italy than in the other countries of the European Union indicated in the table above is that in the past the tariff structure established by government regulation in Italy discouraged high-volume residential use. Please see “— Regulatory Matters — Electricity Regulation — The tariff structure” for a discussion of the current tariff structure.

Generation and Energy Management
      We are the largest producer of electricity in Italy through our Generation and Energy Management Division. Our key subsidiaries in this division include Enel Produzione, the division’s lead company and our primary generating company; and Enel Trade (previously Enel.FTL), which purchases fuel for all of our generating operations, sells electricity to resellers, wholesalers and customers with annual consumption higher than 100 GWh, sells gas to gas distribution companies and is active in the fuel trading sector. Enel Trade also carries out risk management activities on behalf of all Group companies. Please see “Item 11. Quantitative and Qualitative Information on Market Risk” for additional information on our hedging activities. We also intend to carry out emissions trading through Enel Trade, which has obtained the authorizations required to engage in this activity.
      Until May 31, 2005, our Generation and Energy Management Division also included Enel Green Power, which specialized in producing electricity from renewable resources, Enel Logistica Combustibili S.r.l., active in the fuel logistics sector, and Conphoebus S.r.l., which provided renewable energy-related services. We merged these companies into Enel Produzione as of June 1, 2005, uniting these electricity generation-related companies into a single entity as part of our efforts to streamline and simplify the division’s operations.
      This division also carries out research and development activities, mainly through Enel Produzione. Please see “— Services and Other Activities — Research and development” for additional information on our research and development activities.
      Unless otherwise specified, all operating data furnished in this section excludes data for the Gencos and from our generating companies located outside of Italy.

Domestic Generation

Generating Facilities
      At December 31, 2004, Enel Produzione and Enel Green Power together operated a total of 595 generating plants. Our Italian generating facilities include thermal plants (which burn fossil fuels), hydroelectric plants, geothermal plants and other facilities that generate electricity from renewable resources. At December 31, 2004, these plants had total net installed capacity of 42.0 GW, representing approximately 52% of the total net installed capacity in Italy. Our net electricity production in 2004 decreased by 8.7% to 125.9 TWh from 137.8 TWh in 2003 excluding from the 2003 total electricity produced by Interpower, which we sold in January 2003.
      We estimate that our net electricity production in 2004 represented approximately 44% of Italian production during the year, compared to 49.4% in 2003.
      The following table shows the gross production in 2002, 2003 and 2004 for the Italian electricity sector as a whole in kilowatt hours, broken down by type of generating plant. Net production is the difference between gross production less consumption by units generating electricity and mechanical and electrical losses in production, referred to as “power used by auxiliary installations.” Imports include electricity purchased from foreign producers on the spot market or under annual or long-term contracts. Pumped storage consumption refers to the use of electricity by pumped storage hydroelectric plants to pump water to elevated areas for use at a later time to generate electricity.

	2002	2003	2004*

	(GWh)
Gross production:
Thermal	231,068	242,784	244,375
Hydroelectric	47,262	44,277	48,730
Geothermal and other renewable	6,071	6,804	7,265

Total gross production in Italy	284,401	293,865	300,370
Power used by auxiliary installations	(13,619)	(13,682)	(13,723)

Total net production in Italy	270,783	280,183	286,647
Net electricity imports	50,597	50,968	45,635
Total pumped storage consumption	(10,654)	(10,492)	(10,308)

Total electricity demand in Italy	310,726	320,659	321,974

Source: Gestore della Rete

*	Data for 2004 are provisional.

      Please see “— Competition in the electricity and gas markets” for a more detailed discussion of the electricity markets in Italy.
      The following table shows certain statistics about our domestic generating facilities, broken down by type of plant, at December 31, 2004, and for the year 2004. The weighted average age of the plants does not take into account refurbishments or upgrades after initial construction, but does reflect the effects of the conversion of thermal plants into combined cycle plants we had completed at December 31, 2004. The forced outage factor represents the amount of electricity that was not produced during the period because of unplanned outages, expressed as a percentage of the maximum theoretical amount of electricity that could have been produced during the period.

	At December 31, 2004		2004

	Net	Weighted		Percentage	Forced
	Installed	Average Age	Net	of Our Net	Outage
	Capacity	of Plant	Production	Production	Factor

	(GW)	(Years)	(GWh)	(Percent)
Thermal	26.8	19	91,854	73.0%	2.0%
Hydroelectric	14.3	42	28,659	22.7%	1.5%
Geothermal and other renewable	0.9	8	5,355	4.3%	2.0%

Total	42.0		125,868	100.0%

      We have no plans to construct new plants or add significant amounts of generating capacity, other than from renewable resources, in the near term. Instead, we have focused our investment plans on our existing generating plants. Please see “— Capital Investment Program — Generation and Energy Management” for a more detailed discussion of these plans.

Thermal Production
      In Italy, at December 31, 2004, we owned 46 thermal plants with an aggregate net installed capacity of 26.8 GW, or 63.8% of our net installed capacity at that date. In 2004, our thermal net production was 91,854 GWh, or 73.0% of our net production for the year, compared to thermal net production of 106,669 GWh, or approximately 77.4% of our net production in 2003.
      All our thermal plants consist of two or more generating units and most have a standardized design, with the generating units being of one of three types: steam-condensing units, gas turbine units and internal combustion units. Steam-condensing units consist of closed-cycle plants in which water is transformed into steam and used in a turbine to generate electricity. Steam is turned back into water through a cooling process using sea or river water. Gas-turbine units burn natural gas and diesel fuel to drive a turbine and generate electricity. Internal combustion units use diesel engines to generate electricity. In addition to these conventional thermal plants, we own plants with combined cycle gas turbines. At December 31, 2004, approximately 68% of the net installed capacity of our thermal plants consisted of steam-condensing units, approximately 6% of that capacity was represented by gas-turbine units in repowered steam plants, approximately 8% of that capacity was represented by gas-turbine units in open cycle, and approximately 18% was represented by combined cycle technology units. Internal combustion units represented a minimal part of our thermal gross installed capacity.
      Each of our conventional thermal generating units is designed to operate using one or more kinds of fuel. Single fuel units use either natural gas, petroleum products or coal, dual fuel units can use petroleum products and either natural gas or coal, while triple fuel units can use petroleum products, coal and natural gas. In 2004, single fuel units generated approximately 55% of our net production from thermal plants (compared to approximately 65% in 2003) and represented approximately 70% of the net installed capacity of these plants at year end. Dual fuel units accounted for approximately 45% of our net production from thermal plants (compared to approximately 35% in 2003) and approximately 30% of our net installed capacity of these plants at December 31, 2004. The average thermal efficiency, or the ratio of useful energy produced to the energy consumed to produce it, of our thermal plants was 39.1% at December 31, 2004, in line with the level at year-end 2003.

      In 1997, we began converting a number of our conventional thermal plants into combined cycle plants, generally by installing one or more gas turbines and replacing conventional boilers with heat recovery steam boilers used to drive existing steam turbines. Converting plants to combined cycle generation increases efficiency and reduces emissions. We plan for our new combined cycle plants to have an expected average thermal efficiency of approximately 56%, in line with that at our existing combined cycle plants.
      Since 1997, we have completed the conversion of approximately 4,300 MW of generating capacity to combined cycle technology, and we expect to convert additional capacity of approximately 750 MW by the end of 2007. We currently estimate the average costs of conversion over the course of the project to be approximately €340,000 per MW of net installed capacity, or a total of approximately €1,700 million through 2007. At December 31, 2004, we had spent approximately €1,500 million of this total.
      In addition to our combined cycle conversion program, we are planning to upgrade additional net installed capacity of approximately 4,700 MW by:

•	upgrading the coal-burning technology of a unit at an existing coal plant, Sulcis, which we expect to be operational by the end of 2005 (approximately 300 MW);

•	converting three units at our fuel-oil plant at Torrevaldaliga Nord to clean coal technology, on which construction has already started and which we expect to be operational by 2008 (approximately 1,900 MW); and

•	subject to receipt of required permits, for which we are in the process of applying, converting another four units to clean coal technology (accounting for approximately 2,500 MW). Depending on whether and when we obtain the required permits, we estimate that the converted facilities would be operational by 2010 or 2011.
      We have made significant investments since 1990 to improve the environmental standards of our thermal plants and to comply with the emission thresholds established by applicable environmental laws and regulations. These measures have included installing desulphurization and denitrogenation units and upgrading burners and units for the treatment of waste water and ash resulting from the electricity generation process. Installation of desulphurization and denitrogenation units increases our flexibility to use different types of fuel, including lower-cost fuels such as high sulfur fuel oil, while maintaining compliance with emission restrictions.
      Our environmental capital expenditures for conventional thermal generation amounted to approximately €31 million in 2004. In previous years, these amounts had represented an increasing percentage of our total capital investments related to generation. However, as anticipated, in 2004, these expenditures decreased by almost €30 million, or approximately 50%, with respect to those in 2003, as a result of the completion of a major environmental investment program. Please see “— Regulatory Matters — Environmental Matters” for a discussion of the environmental laws and regulations affecting our generation operations.

Hydroelectric Production
      At December 31, 2004, we had 495 hydroelectric plants in Italy with an aggregate net installed capacity of 14.3 GW, or approximately 34% of our net installed capacity at that date. In 2004, our hydroelectric net production was 28,659 GWh, or approximately 22.7% of our net production for the year.
      We classify our hydroelectric plants with reservoirs by fill-in rate, which represents the time required for a plant’s reservoir to fill from empty based on normal water flow. Pondage plants have fill-in rates ranging from two to 400 hours and reservoir plants have fill-in rates exceeding 400 hours. We also have run-of-river and pumped storage hydroelectric plants.
      In 2004, pondage plants generated approximately 28.1% of our net hydroelectric production and represented approximately 19.7% of our net installed hydroelectric generation capacity at year end, while run-of-river plants accounted for approximately 24.4% of our net production from hydroelectric plants and approximately 11.5% of our net installed hydroelectric generating capacity. Pumped storage (including mixed pumped storage) plants generated approximately 32.8% of our net hydroelectric production in 2004, and represented approximately 52.3% of our net installed hydroelectric generating capacity, with reservoir plants accounting for the remaining approximate 14.8% of our net hydroelectric production and 16.5% of our net installed hydroelectric capacity in the same period.
      We invested €174 million in 2004 on our hydroelectric plants, including on work carried out to comply with safety and environmental regulations, as well as on refurbishment and revamping. Our hydroelectric plants generate electricity from water streams in the public domain under licenses from the Italian government. These licenses expire in 2029 and are subject to renewal. Under the Bersani Decree, the Provincial Authorities of Trento and Bolzano, which enjoy special autonomous status under Italian law, were entitled to impose earlier license termination dates for hydroelectric plants in these areas, and, if any of these licenses expire without being renewed, we will have to transfer the affected hydroelectric plants to the governmental authority granting the license. The Provincial Authorities of Trento and Bolzano have set a termination date of 2010 for the licenses they have granted. Our hydroelectric plants in these provinces have an aggregate net installed capacity of 1,970 MW, or 4.7% of our current total net installed capacity.
      In January 2004, the European Commission determined that certain Italian regulations regarding hydroelectric concessions were contrary to EU law. In particular, the European Commission objected to renewal preferences granted to existing holders of concessions (and in the region of Trentino-Alto Adige, to the operator controlled by the local authorities) upon the expiry of those concessions, as well as to the fact that the regulations provided for the expiration of all concessions in 2029 (and for the region of Trentino-Alto Adige, in 2010), even though these concessions had previously been of perpetual duration. Please see “Item 3. Key Information — Risk Factors — Risks Related to Our Energy Businesses — A European Commission challenge to Italian regulations on hydroelectric concessions could adversely affect our business, financial condition and results of operations.”

Production from Geothermal and Other Renewable Resources
      We produce energy from renewable resources, and have both significant experience in multiple technologies, including geothermal, wind and solar energy, as well as our own engineering and project development capabilities. In 2004, we conducted these activities through Enel Green Power, which, as noted above, we merged into Enel Produzione as of June 1, 2005.
      At December 31, 2004, we had 31 geothermal power plants with an aggregate net installed capacity of 642 MW. In 2004, our geothermal net production was 5.1 GWh, or 4.1% of our net production for the year.
      We also generate electricity from other forms of renewable resources, including solar photovoltaic systems and wind energy. At December 31, 2004, we operated 18 wind farms with an aggregate net installed capacity of about 247 MW and five photovoltaic solar grid connected power plants with an aggregate net installed capacity of 4 MW. Together, these plants accounted for 235 GWh of our net production in 2004.
      Most of our revenues from renewable energy come from long-term sale agreements entered into under the CIP 6 regime, which provided incentives for the production of renewable energy, and from sales of energy produced by its small hydroelectric plants, including sales on the free market through Enel Trade. We expect that the demand for energy produced from renewable resources will increase as a result of current regulations requiring producers to supply a specified amount of electricity generated from qualifying new renewable resources. Please see “— Regulatory Matters — The Electricity Regulation — Promotion of Renewable Resources” for additional information.
      To comply with these regulatory requirements, we can either produce electricity from renewable resources ourselves, or we can purchase “green certificates” from other qualified producers or the Gestore della Rete. Based on our production for 2003, we were required to provide approximately 2.1 TWh of electricity from renewable resources in 2004, a slight increase from the 2.0 TWh we were required to provide in 2003. Based on our production for 2004, we are required to produce 2.1 TWh of electricity from renewable resources in 2005. In 2004, we generated 1.3 TWh of energy from qualifying renewable resources, and purchased “green certificates” for the remaining 0.8 TWh, at a cost of approximately €80 million. We expect to generate approximately 1.7 TWh of electricity from qualifying renewable resources in 2005, and to purchase “green certificates” from other qualified producers or the Gestore della Rete for the remaining 0.4 TWh. In addition, we are required to provide a further amount of approximately 0.07 TWh of electricity from renewable resources in 2005 in connection with a portion of the electricity we imported in 2004. We expect to purchase “green certificates” to cover this amount.
      We have started a capital investment program in order to reach a level of qualifying production from renewable resources of approximately 2.4 TWh by 2006, which we believe will permit us to meet the regulatory requirements (given the expected further decline in our share of total generation in Italy), and may enable us to sell green certificates to the market starting in 2006. This program is expected to result in an additional increase in our renewable capacity (hydro, wind and geothermal) of about 250 MW by 2009.

International Generation
      Our international generation operations in 2004 included Viesgo Generaciòn, an electricity generation company in Spain, currently our largest operation abroad; EUFR, a company active in Spain in the field of renewable energy; Maritza East III, which we acquired in 2003, a generating company in Bulgaria; Enel North America and Enel Latin America, active in power generation from renewable sources in North America and in Central and South America, respectively.
      We acquired the Spanish company Viesgo, which owned Viesgo Generaciòn as well as distribution companies, from Endesa S.A. in January 2002 for total consideration of €2,070 million, including €1,920 million in cash and the assumption of €150 million in debt. Viesgo Generaciòn (currently wholly owned by Enel Produzione) operates 6 thermal plants and 12 hydroelectric plants in Spain, which taken together have a total net installed capacity of approximately 2,264 MW.
      In March 2003, we acquired from Entergy Power Bulgaria Ltd. (“Entergy”), through our subsidiary Enel Generation Holding BV, 60% of the share capital of Maritza East III Power Holding BV, which in turn holds 73% of Bulgarian generation company Maritza East III, for €75.7 million. Maritza East III, which has 732 MW of net installed capacity, is working on the refurbishment, environmental upgrade and management of its lignite-fired generation plant, located on the border with Greece. The total financial outlay of Maritza East III for the project, which is expected to result in an increase in Maritza East III’s net installed capacity to 799 MW, is estimated to be about €309 million, to be funded through project financing. The remaining 40% of Maritza East III Power Holding BV’s share capital still held by Entergy is subject to put and call options exercisable by Entergy and by us, respectively, which expire in early September 2008.
      In December 2003, we acquired 80% of the share capital of Uniòn Fenosa Energìas Especiales (now EUFR), a Spanish company active in the field of renewable energy, from Uniòn Fenosa Generaciòn SA, which still holds the remaining 20%, for total consideration of €178 million. We granted Uniòn Fenosa Generaciòn SA an option to repurchase 30% of EUFR’s capital stock, which may be exercised through the end of 2007. EUFR’s assets include plants and projects for the generation of electricity from renewable resources, primarily wind and hydroelectric facilities. EUFR has 311 MW of net installed capacity currently in operation, and more than 70 MW in development that we expect to be in operation by the end of 2005.
      We have generation operations in the United States through Enel North America, a North American independent power producer specializing in renewable resources. At December 31, 2004, Enel North America operated 67 power plants in the United States and 2 in Canada with an aggregate net installed capacity of 374 MW and a net production in 2004 of approximately 1,265 GWh. On March 1, 2004, we acquired two hydroelectric plants in North America: Twin Falls, located in the State of Washington, and Lower Saranac, located in the State of New York, with an aggregate net installed capacity of 33 MW, from General Electric Structured Finance Ltd. for $44.4 million, equivalent to approximately €35.2 million. In July 2004, we acquired another five hydroelectric plants in North America with a net installed capacity of 27 MW for $7.1 million, equivalent to approximately €5.2 million. In April 2005, Enel North America also acquired full control of the 25 MW Sheldon Springs hydroelectric project located on the Missisquoi River in Sheldon, Vermont (in which it had previously owned a 1% stake). We also have generation operations in Central and South America through Enel Latin America, another power producer specializing in renewable resources. At December 31, 2004, Enel Latin America operated two hydroelectric plants and a wind plant in Costa Rica, as well as two hydroelectric plants in Chile and two hydroelectric plants in Guatemala, which together had aggregate net installed capacity of 195 MW and net production in 2004 of approximately 928 GWh.

      Enel ESN Energo, a wholly owned Russian subsidiary of Enel ESN Management BV, on June 28, 2004, entered into a three-year agreement (renewable for an additional year) to manage a combined cycle generation plant near St. Petersburg with installed capacity of approximately 450 MW with OAO North-West CHPP, which is controlled by RAO UES, the company that operates Russia’s unified power system. Enel ESN Management BV is a joint venture currently held 75% by us and 25% by ZAO ESN, a privately held Russian company.
      As part of our international expansion objectives and our efforts to consolidate our presence in Eastern and Central Europe, in February 2005 we agreed to purchase a 66% interest in SE, the principal electric power generation company in Slovakia, with an estimated market share of more than 80%, for €840 million. SE has total installed generation capacity of 6,900 MW, of which 38% is nuclear-powered, 35% is hydroelectric-powered and 27% is powered by conventional thermal sources. This acquisition will mark our reentry into the field of nuclear power generation; we have not owned any nuclear power plants since November 2000, and we have not produced electricity from nuclear power plants since 1988. SE owns six nuclear power units, with net installed capacity of 440 MW each, which we believe are equipped with internationally accepted technology. Please see “— Regulatory Matters — Environmental Matters — Discontinued Nuclear Operations.” Closing of the transaction, expected by the end of 2005, is subject to certain conditions, including the transfer to a state-owned company of the assets and liabilities of two nuclear power plants that are in the process of being decommissioned, including spent nuclear fuel and the radioactive waste produced by their operations, and the disposal of a water plant, as well as the approval by the Slovakian government of legislative provisions on a new fund for the decommissioning of nuclear installations in Slovakia and new rules governing the Slovakian electricity market. The four nuclear power units that SE will retain have been recognized by the International Atomic Energy Association as being in line with Western European security standards. Closing of the transaction is also subject to the approval by the Slovak government of the strategic investment plan we are preparing for SE for the 2006-2010 period.
      In addition, on May 30, 2005, we entered into a non-binding memorandum of understanding with EDF for an industrial partnership permitting us to invest in the French electricity market, including in EDF’s latest generation European Pressurized Water Reactor, or “EPR,” nuclear reactor project.
      Under the terms of this memorandum of understanding, among other things, Enel will have a 12.5% stake in EDF’s EPR nuclear power plant project, expected to be fully operational by 2012. Under the memorandum of understanding, Enel will bear its proportional share of the costs associated with the project, including investment, operating and fuel costs, as well as its share of budgeted reactor decommissioning costs and the corresponding share of the back-end fuel and waste disposal costs. EDF will be the operator of the power plant, and will bear any related nuclear civil liability. Enel will also receive a share of the generation capacity and output proportional to its initial stake in the project, which may be increased, provided that EDF retains a majority interest. Under the memorandum of understanding, the parties have agreed to execute a definitive agreement by September 30, 2005, subject to antitrust authority approval. The agreement also gives Enel the right, starting from January 1, 2006, to access a portion of production, increasing over time to a maximum of 1,200 MW, from EDF’s existing nuclear generation capacity during the development of the EPR project.
      The following table shows the net installed generation capacity of our foreign generating companies broken down by type of plant at December 31, 2004, as well as a comparison of the totals for 2004 compared to those for 2003. Net installed capacity excludes capacity held by unconsolidated associated companies.

							Total at	Total at
	Enel North	Enel Latin		Maritza			December 31,	December 31,
	America	America	Viesgo	East III		EUFR	2004	2003

	(MW)
Thermal	—	—	1,592	732		—	2,324	2,324
Hydroelectric	286	171	672	—		—	1,129	1,077
Wind	67	24	—	—		259	350	341
Biomass and Biogas	21	—	—	—		—	21	25
Cogeneration	—	—	—	—		52	52	62

Total	374	195	2,264	732	*	311	3,876	3,829

*	At December 31, 2004, 183 MW of this capacity was undergoing refurbishing and environmental upgrades, and 549 MW was operational.
      Our international operations generated 12,320 GWh of electricity in 2004, as compared to 10,721 GWh in 2003, and included 6,062 GWh produced by Viesgo Generaciòn (5,880 GWh in 2003), 3,213 GWh produced by Maritza East III (2,756 GWh in 2003), 2,193 GWh produced by our North and Latin American companies (2,085 GWh in 2003) and 853 GWh generated by EUFR, which we acquired in December 2003.

Fuel
      We use fuel oil, natural gas, coal and other fuels in operating our thermal generation plants, and we also engage in fuel trading activities. We do not use significant amounts of fuel in operating our hydroelectric, geothermal or other renewable resource plants. Italy has small reserves of fossil fuels. As a consequence, we depend on imported fuel oil, natural gas and coal for a large proportion of our energy needs.
      Our fuel costs are influenced by prices in the world market for oil, fuel oil, natural gas and coal. In 2004, the oil market price per barrel increased from $30.11 at December 31, 2003, to $40.47 at December 31, 2004, or by 34.4%. This substantial increase was the result mainly of geopolitical factors, such as the current situation in Iraq, instability in other parts of the Middle East and the economic and political situation in Venezuela, as well as structural factors, such as high production and refinery capacity utilization levels and increased demand in India, China and the United States. However, we attempt to maintain secure and flexible supplies by diversifying our sources of fuel, and are also partially hedged against rising fuel prices. Please see “Item 3. Key Information — Risk Factors — Risks Relating to Our Energy Business” for a description of the risks connected to significant increases in fuel prices. See also “Item 11. Quantitative and Qualitative Disclosure about Market Risk” for a discussion of our hedging activities. In addition, we seek to increase our use of less expensive fuels, such as coal, as well as fuels that have less impact on the environment when consumed, such as natural gas. However, generation using coal generally results in higher emissions levels compared to natural gas. Our ability to increase our use of coal is dependent on our ability to acquire and implement technologies that will permit us to comply with restrictions on emissions established by national and European Union authorities. Please see “— Regulatory Matters — Environmental Matters” for a discussion of these restrictions.
      We manage our fuel supply by entering into term contracts for base quantities and supplementing these contracts with purchases of fuel on spot markets both in Italy and abroad. Our long-term fuel contracts, primarily for the purchase of natural gas, will require us to pay an average of approximately €2,173 million per year over the next five years, based on current prices. Please also see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.”
      In 2004, our fuel costs for thermal production, including fuel transport, were €3,426 million, compared to €3,970 million in 2003. The decline of more than 13% was primarily due to the lower volume of electricity production during 2004.
      From July 1997 until the start of trading on the Italian power exchange on April 1, 2004, the tariff structure contained an energy reimbursement component calculated with reference to an index of weighted average fuel prices and a consumption index based on the efficiencies expected to be obtained from the fuels comprising the fuel price index. Accordingly, we sought to use a mix of fuels less expensive in the aggregate than the fuels comprising the weighted index and to generate energy more efficiently than the efficiency levels assumed in the calculation of the “heat rate” used in the Energy Authority’s consumption index. This tariff structure also included incentives to reduce production from thermal plants and to increase the use of renewable resources.
      Since April 1, 2004, the price paid to electricity producers is determined by competitive bidding on the Italian power exchange or through freely negotiated bilateral contracts. Please see “— Regulatory Matters — Electricity Regulation — The Italian Power Exchange” for additional information.

      The following table provides a breakdown of our net electricity production in Italy for the periods indicated by primary energy source utilized. The data represent production by Enel Produzione and Enel Green Power (which in 2005 was merged into Enel Produzione), and for 2002 excludes production by Eurogen and Interpower.

	Year Ended December 31,

	2002		2003		2004

	Net		Net		Net
	Electricity	Percentage	Electricity	Percentage	Electricity	Percentage
	Produced	of Total	Produced	of Total	Produced	of Total

	(GWh)		(GWh)		(GWh)
Natural gas	36,082	27.5%	48,802	35.4%	40,602	32.3%
Coal and orimulsion	29,234	22.2	30,030	21.8	30,700	24.4
Oil	33,949	25.8	27,838	20.2	20,552	16.3
Total thermal	99,265	75.5	106,669	77.4	91,854	73.0
Hydroelectric	27,745	21.1	26,012	18.9	28,677	22.8
Geothermal	4,382	3.3	5,036	3.6	5,120	4.1
Wind and photovoltaic	53	0	77	0.06	235	0.2

Total	131,445	100.0%	137,794	100.0%	125,886	100.0%

Source: Enel.
      In 2004, the approximate percentages of our net electricity produced by thermal generation represented by each of the following fuels was approximately:

•	44% natural gas;

•	33% coal; and

•	23% fuel oil.
      We estimate that by 2009-2010, once we have completed our plant conversion programs, these percentages will be approximately:

•	70% coal and other fuels;

•	30% natural gas; and

•	less than 1% fuel oil.
      Our subsidiary Enel Trade is responsible for the purchase and sale of fuel for all of our domestic generating operations and our natural gas sales and distribution operations in the Italian market, as well as a portion of the fuel requirements of our Spanish subsidiary Viesgo. In addition, Enel Trade buys and sells other energy products and has land and sea fuel shipping operations. In 2004, Enel Trade purchased an aggregate volume of 29.1 million tons of oil and oil equivalents, including crude oil and petroleum products, coal, orimulsion and natural gas, of which 3.6 million were sold to third parties, compared to purchases of 35.0 million tons of oil and oil equivalents in 2003, of which 8.2 million were sold to third parties.
      Enel Trade also sells electricity to resellers, wholesalers and customers with annual consumption higher than 100 GWh. It also sells gas to gas distribution companies and other third parties, and engages in fuel trading activities, as part of its management of, and efforts to optimize, its supply of fuel to the rest of the Enel Group, as well as in electricity trading. Enel Trade also trades “green certificates” in Italy, engages in similar activities at a European level, and may engage in CO2 emission rights trading, having obtained the necessary approvals. In 2004, Enel Trade sold approximately 13.4 TWh of electricity to Eligible Customers and 5.6 TWh to resellers in Italy, as well as 16.3 billion cubic meters of gas, of which 9.4 billion cubic meters were sold to our thermal generation operations, 5.2 billion cubic meters to our gas distribution and sales operations and 1.7 billion cubic meters to third parties.
      In 2004, Enel Trade also acquired 5% of the share capital of Powernext S.A., the power exchange in France, for consideration of approximately €1.5 million.

Fuel Oil
      We purchase very significant quantities of fuel oil, although we continue to reduce our need for fuel oil for power generation as a consequence of the conversions of some of our fuel-fired plants to coal and natural gas. The following table shows the amount of fuel oil supplied to our generation companies purchased from domestic and foreign suppliers in each of the periods indicated. Domestic suppliers include suppliers whose headquarters are in Italy, including the Italian energy group Eni S.p.A. (“Eni”), while foreign suppliers include suppliers and refiners outside of Italy and traders of primarily non-Italian sources of oil.

	Year Ended
	December 31,

	2002	2003	2004

	(In millions of tons)
Domestic suppliers	2.4	1.2	1.0
Foreign suppliers	6.9	5.3	3.8

Total fuel oil purchased	9.3	6.5	4.8

      In the year ended December 31, 2004, we purchased approximately 38% of our fuel oil on the spot market and approximately 62% under contracts ranging in term from one to twelve months. All purchases made on the basis of term contracts are indexed to market prices.
      The following table shows the amounts of fuel oil with low, mid and high sulfur content that we purchased in each of the periods indicated.

	Year Ended
	December 31,

	2002	2003	2004

	(In millions of tons)
Fuel oil purchased
Low sulfur	3.8	4.0	3.0
Mid sulfur	5.2	2.5	1.6
High sulfur	0.3	0.0	0.2

Total	9.3	6.5	4.8

Natural Gas
      We purchase most of our natural gas under long-term, take-or-pay contracts. The price of natural gas under these contracts is generally tied to market prices for fuel oil. In 2004, we purchased 16.3 billion cubic meters of natural gas, of which 9.4 billion cubic meters were used for our thermal generation operations. Eni, the main Italian gas supplier and transporter, supplied approximately 38% of this natural gas.
      We also continued to purchase large volumes under a supply contract with Sonatrach, the Algerian gas producer, which accounted for approximately 29% of the natural gas we purchased in 2004.
      In 1992, we entered into a 20-year take-or-pay contract with NLNG, a Nigerian joint venture, for the supply of 3.5 billion cubic meters of liquefied natural gas per year, commencing in October 1999. However, due to environmental concerns, a once-planned Italian regasification facility has never been constructed. As a result, we are unable to import liquefied natural gas, and instead, in 1997, entered into a swap agreement with Gaz de France and related transportation arrangements with Eni whereby Gaz de France takes the liquefied natural gas supplied by NLNG under the contract and provides us with an equivalent volume of non-liquefied gas. We obtained approximately 25% of the natural gas we purchased in 2004 pursuant to our Nigerian gas contract. Under current regulations, we expect to continue to receive reimbursement for part of our stranded costs incurred in connection with the NLNG contract. Please see “— Regulatory Matters — Electricity Regulation — The Tariff Structure — Stranded Costs” for additional information on reimbursement of our stranded costs.
      We purchased 4% of our natural gas in 2004 from Edison S.p.A. (“Edison”), an Italian gas and electricity company, and the remaining 4% on a spot basis in the national and international markets.

      In 2003, we formed a 50/50 partnership with British Gas to build and manage a liquefied natural gas regasification terminal in Brindisi in southern Italy. However, on June 9, 2005, we agreed to sell to British Gas our interest in the venture, which is still in the planning stage. Under the terms of the sale, which we expect to close on June 21, 2005, we are to be reimbursed for costs we have incurred for the project, which totaled €44 million. Of these costs, we are to be reimbursed for €17 million at closing, and, subject to certain conditions, for the remaining amount within a year of the closing date.

Coal and Orimulsion
      In 2004, we purchased 13.5 million tons of coal, virtually all of which was imported, principally from South Africa, South America, the Far East and Eastern Europe. Of this coal, approximately 13.4 million tons were used by our generating companies, with the remaining 0.1 million tons being sold on the market by Enel Trade.
      In 2004, we purchased 0.2 million tons of orimulsion, all of which was supplied to Enel Produzione, as compared to 1.9 million tons in 2003. We do not currently have any source of supply for orimulsion. As a result, we are in the process of applying for the required permits to convert to coal technology our fuel-oil plant at Porto Tolle, which we had previously planned to convert to burn orimulsion. We are currently in arbitration with Bitumenes Orinoco S.A., a subsidiary of Venezuelan state-owned oil company Petróleos de Venezuela S.A., regarding what we believe to be its wrongful termination of our orimulsion supply contract. Please see “Item 8. Financial Information — Other Financial Information — Legal Proceedings.”

Purchased power
      Our Generation and Energy Management Division purchases power to comply with certain regulatory rules. We also, through Enel Trade, purchase power to diversify our sources of electricity and to reduce our costs, as well as for supply to third parties. In 2004, our Generation and Energy Management Division purchased approximately 13.8 TWh of power from domestic and foreign producers.
      Our Generation and Energy Management Division also purchases power from outside Italy, through both annual contracts and on the spot market. In addition, Enel is party to three long-term contracts for the purchase of imported electricity. These contracts are for 1,400 MW, 600 MW and 55 MW per year, expire in 2007, 2011 and 2033, respectively, and were entered into under regulations in effect prior to the issuance of the directive implementing the Bersani Decree. Since April 1, 2004, Enel has been required to sell the imported electricity purchased pursuant to these long-term supply contracts to the Single Buyer.
      The table below sets forth the amount of electricity imported into Italy that we purchased under long-term and annual contracts and spot purchases during each of the years indicated.

	2002	2003	2004

	(TWh)
Long-term contracts	21.7	15.5	14.4
Annual contracts	0.4	0.6	1.1
Spot purchases	0.4	0.0	0.1

Total imports	22.5	16.0	15.7

Source: Enel.
      The Italian electricity grid is interconnected to foreign networks through 15 international transmission lines. We believe these lines are currently operating at full capacity. Please see “— Regulatory Matters — Electricity Regulation — Imports” for additional information on the Italian electricity import market.
      In 2004, we also purchased power to comply with a new rule that took effect with the start of trading on the Italian power exchange requiring electricity generators to purchase the electricity used to power pumping at hydroelectric plants from third parties. We previously used our own electricity production for these purposes.

Sales, Infrastructure and Networks
      Through our Sales, Infrastructure and Networks Division, we are the largest distributor and seller of electricity in Italy. The division operates through two independent sub-divisions — a sales sub-division and an infrastructure and networks sub-division — responsible respectively for sales of products and services and for management of our distribution network
      Our infrastructure and networks sub-division operates mainly through Enel Distribuzione, which distributes electricity on the free and regulated markets and sells electricity on the regulated market in Italy; Deval, which distributes and sells electricity in the Valle d’Aosta region in Italy; and Enel Rete Gas, which distributes natural gas in Italy, all as described in more detail below.
      The sales sub-division operates through Enel Energia and Enel Gas, which sell electricity and gas, respectively, as described in more detail below. Other subsidiaries in this area include Enel Sole and Enel.si. It is also responsible for our international electricity distribution and sales operations.

Domestic operations

Electricity Companies
      We operate in the market for the distribution and sale of electricity in Italy through the following companies:

•	Enel Distribuzione, which owns the electricity distribution network serving the free and regulated markets and sells electricity on the regulated market;

•	Deval, a subsidiary in which we own a 51% interest, which engages in similar activities in the Valle d’Aosta Region;

•	Enel Energia, which sells electricity on the free market to customers with annual consumption of up to 100 GWh (while sales to customers with higher consumption levels are made through Enel Trade of our Generation and Energy Management Division);

•	Enel Sole, which provides public and art lighting services; and

•	Enel.si, which provides electricity systems-related services.
      The Italian electricity market comprises a free market, in which Eligible Customers may participate, and the regulated market, in which Non-Eligible Customers are required to participate and Eligible Customers may continue to participate if they so choose. Please see “— Regulatory Matters — Electricity Regulation” for additional information.

Distribution of Electricity
      We own and operate the principal electricity distribution network in Italy. We use the term “distribution” to refer to the transport of electricity from the transmission grid to end users. Enel Distribuzione, our wholly owned subsidiary, holds almost all of our distribution assets and operations, excepts for the assets and operations held by Deval in Valle d’Aosta. Its main responsibilities consist of operating and maintaining the distribution network, distributing electricity to the free market and distributing and selling electricity on the regulated market.
      The following table sets forth the volumes of electricity distributed to the free market and distributed to (and sold) on the regulated market by Enel Distribuzione and Deval for the periods indicated, excluding electricity distributed to resellers.

	Year Ended December 31,

	2002	2003	2004

	(In GWh)
Distributed to free market	92,516	102,973	113,691
Distributed (and sold) to regulated market	150,919	141,453	136,961

Total	243,435	244,426	250,652

      The total volume of electricity we distributed in 2004 increased by approximately 2.5% compared to the volume distributed in 2003. The volume of electricity we distributed to the free market increased by 10.4% compared to 2003, reflecting an increase in the number of Eligible Customers and their migration to the free market. The volume of electricity we distributed (and sold) to the regulated market decreased by 3.2% in 2004 compared to 2003, primarily reflecting the fact that since April 1, 2004, other electricity distributors acquire their electricity directly from the Single Buyer, while prior to that date, we were obliged to buy electricity on their behalf. The decrease also reflected our sale of local distribution networks in Brescia and other smaller municipalities in late 2003. Please see “— Regulatory Matters — Electricity Regulation — Eligible and Non-Eligible Customers” for additional information on consumers eligible to participate in the free market. Including electricity transported to resellers, we distributed a total of 257,993 GWh, 265,055 GWh and 261,239 GWh of electricity in 2002, 2003 and 2004, respectively.
      We have focused on reducing operating costs in our electricity distribution operations, as well as our electricity sales operations, in recent years. In particular, we have reduced the aggregate number of employees involved in these operations by 9.7% over the past three years, and by approximately 32% from December 31, 1999 to December 31, 2004. In the future, we expect this trend to continue but the volume of reductions to decrease. The following table shows the aggregate number of employees of Enel Distribuzione and Deval at the dates indicated:

	At December 31,

	2002	2003	2004

Employees	36,103	33,106	32,595
      We have also been investing in our Telemanagement digital meter system since 1999 in connection with our focus on reducing costs. Please see “— Telemanagement system” below for additional information.

Electricity Distribution Network
      The table below sets forth certain information about our primary and secondary distribution networks at December 31, 2004.

	Under-	Insulated	Bare		Number of	Transformer
Type	ground Lines	Aerial Lines	Aerial Lines	Total Lines	Substations	Capacity

	(km)	(km)	(km)	(km)	(MVA)
Primary:
High voltage lines (40-150 kV)	392	—	18,699	19,114
Primary substations					2,013	89,848
Secondary:
Medium voltage lines (1-30 kV)	123,386	7,538	204,919	335,841
Low voltage lines	225,141	383,010	126,739	734,890
Secondary substations					410,657	67,459
      In September 2003, pursuant to a ministerial decree, Enel Distribuzione transferred to Terna the ownership of approximately 900 km of high-voltage transmission lines. Enel Distribuzione transferred an additional 100 km of high-voltage transmission lines to Terna in 2004.
      Our replacement and construction of distribution lines and substations are subject to Italian regulatory limitations on environmental and aesthetic grounds, including legislation on electromagnetic fields that may make it more difficult to build new distribution lines and substations in the future and may require removing existing distribution lines and substations. Please see “Item 3. Key Information — Risk Factors — Other Risks Relating to Our Businesses — We may incur significant capital expenditures to comply with legislation on electromagnetic fields; we may not be fully reimbursed for these capital expenditures” and “— Regulatory Matters — Environmental Matters — Electromagnetic fields” for a more detailed description of the environmental laws and regulations affecting our distribution operations and the risks they pose for our business.

Consolidation of Electricity Distribution Networks
      The Bersani Decree included provisions for the consolidation of distribution networks in municipalities served by more than one electric utility, giving certain municipal networks the right to request that we sell our distribution network in their municipalities to them. As a consequence, we have been forced to sell a significant number of these networks in the past few years. In 2004, we sold local distribution networks to five municipalities, serving a total of approximately 6,200 clients and having an annual sales volume of approximately 154 million kWh, for an aggregate consideration of approximately €13 million. From January 1, 2001, through April 30, 2005, we sold local distribution networks, including those in the Rome, Milan and Turin metropolitan areas, serving an aggregate of approximately 1.57 million customers, for aggregate consideration of approximately €1,572 million. At the same time, we acquired the distribution networks of 60 other small municipalities, serving an aggregate of approximately 16,865 clients, for aggregate consideration of €14.6 million. Negotiations are currently pending regarding our sale of the distribution networks of 28 small municipalities and our acquisition of the distribution networks of certain other small municipalities.
      Local distribution companies owned or partly owned by a municipality that serves at least 100,000 customers were also given the opportunity to request an authorization from the Ministry of Productive Activities to submit a joint proposal with us for the consolidation of their electricity distribution networks with our networks in adjoining municipalities. Certain distribution companies, including those in Rome, Milan, Trieste, Modena, Trento and Bolzano have expressed their interest in purchasing our electricity distribution networks in adjoining municipalities. We expect to conclude these sales by the end of 2005.
      The distribution networks that we sold were more profitable than our average distribution network, mainly because distribution in metropolitan areas has lower costs because of the high customer concentration. In 2004, the Energy Authority put in place a mechanism to compensate affected distributors for some of the comparative disadvantages of serving non-urban areas. Please see “— Regulatory Matters — Electricity Regulation — The Tariff Structure.”
      In addition to the divestitures carried out pursuant to the Bersani Decree, on December 31, 2003, we sold our network in Brescia and 45 neighboring municipalities, which served an aggregate of 100,205 clients and had an annual sales volume of 2.8 billion kWh, for total consideration of €168 million. In February 2005, Enel Distribuzione and Meta S.p.A., an Italian energy and waste-management company, entered into an agreement providing for the transfer to Meta of our electricity distribution and sales activities in 18 municipalities of the province of Modena, for a total value of €127 million. Closing of the transaction, which is subject to certain regulatory approvals, is expected by the end of 2005.
      On December 21, 2004, we entered into a settlement agreement with SET Distribuzione S.p.A. (“SET”), a company controlled by the Province of Trento, providing for our sale to SET of our local distribution network in the province. In 2003, local authorities had issued an expropriation order that was intended to force us to transfer to SET this electricity distribution network, which comprises approximately 6,700 km of distribution lines and 3,000 substations, serves approximately 222,000 customers and employs approximately 250 people. We had appealed this order to the Administrative Tribunal of Trentino. Under the settlement agreement, we will sell this network and various real estate holdings related to its operation to SET for total consideration of €198 million. We expect this transaction to close by July 1, 2005.

Other Divestitures
      In June 2001, we sold to the Regional Authority of Valle d’Aosta a 49% interest in Deval, which owns and operates approximately 4,160 km of electricity distribution lines and serves 118,243 customers in that region.

Sales to Regulated Electricity Market
      The regulated market for electricity sales in Italy consists of:

•	All Non-Eligible Customers, or customers who do not meet the consumption threshold for participation in the free market; and

•	Those Eligible Customers, or customers who meet the consumption threshold for participation in the free market, that choose not to participate in it.
      The consumption threshold for qualification as an Eligible Customer, which is set by regulation, has decreased over time, reducing the number of customers who must buy electricity on the regulated market.

Please see “— Regulatory Matters — Electricity Regulation — Eligible and Non-Eligible Customers” for further information. The Marzano Law provides for the complete liberalization of sales in the electricity market from July 1, 2007, when all customers will be eligible to purchase electricity on the free market. The law provides that the Single Buyer will nonetheless continue to supply electricity to consumers who choose not to leave the regulated market.
      The following table sets forth the amount of electricity we distributed to the free market and the amount of electricity we distributed and sold to the regulated market in 2003 and 2004, excluding sales to resellers, broken down by type of distribution line, as well as the revenues generated by these activities and the weighted average price in euro cents of each kilowatt hour of the electricity we distributed to the free market and distributed and sold to the regulated market for each type of distribution line. Revenues for electricity distributed to the free market represent transport charges, while revenues from sales to the regulated market represent both transport charges and the cost of electricity sold. The breakdown by type of distribution line reflects the breakdown made by the Energy Authority in establishing tariff categories. Please see “— Regulatory Matters — Electricity Regulation — The Tariff Structure” for additional information on electricity tariffs.

	2003					2004

		Distributed					Distributed
		and Sold			Euro		and Sold			Euro
	Distributed	on the			Cents	Distributed	on the			Cents
	to the Free	Regulated			per	to the Free	Regulated			per
	Market	Market	Total	Revenues	Kwh	Market	Market	Total	Revenues	Kwh

				(Millions					(Millions
		(In GWh)		of euro)		(In GWh)			of euro)
High voltage(1)	45,100	4,865	49,965	€549	1.10	45,083	4,827	49,910	€529	1.06
Medium voltage	55,532	31,263	86,795	3,312	3.82	63,372	23,966	87,338	2,782	3.19
Low voltage	2,341	105,325	107,666	11,980	11.13	5,236	108,168	113,404	11,791	10.40

Total	102,973	141,453	244,426	€15,841	6.48	113,691	136,961	250,652	€15,102	6.03

(1)	High-voltage sales on the regulated market are sales to the Ferrovie dello Stato, the Italian railway system. All high-voltage customers are Eligible Customers.
      In 2004, the volume of electricity distributed to customers connected to high voltage lines, generally large industrial customers, was only slightly lower than in 2003, reflecting sluggish industrial activity in Italy during the year.
      For medium-voltage lines, which generally serve medium-sized businesses, electricity distributed and sold to the regulated market decreased by 23.1%, primarily reflecting the significant increase in the number of customers eligible to participate on the free market in 2004, many of whom migrated to that market. As a result of this migration, distribution of electricity to the free market over medium-voltage lines increased by 14.1%.
      The amount of electricity we distributed to the free market over low-voltage distribution lines, which generally serve small business and residential customers, more than doubled in comparison with 2003, reflecting the extension of Eligible Customer status to all non-residential customers as of July 1, 2004. Electricity distributed and sold to low-voltage customers on the regulated market increased by 2.7% despite the migration of customers to the free market, reflecting the changed consumption habits of residential customers, and in particular an increased residential use of air conditioning. In fact, although the average temperature recorded during the summer of 2004 was lower than that in 2003, when Italy suffered an intense heat wave, the peak power use reached in July 2004 was higher than that reached at any time during the year 2003, largely due to the more widespread use of air conditioners.
      On April 1, 2004, a new pool market for the trading of electricity, the Italian power exchange, became operational as part of the continuing liberalization of the Italian electricity market. Under the new system, generation companies may sell their electricity on the Italian power exchange or through bilateral contracts with other market participants. In addition, as part of the new system, the Single Buyer, a company wholly owned by the Gestore della Rete, is now responsible for ensuring the supply of electricity to customers who purchase their electricity on the regulated market. As a result, our generation companies are now required to sell electricity destined for regulated customers to the Single Buyer, and our distribution companies are now required to purchase electricity to be distributed and sold on the regulated market from the Single Buyer. Please see “— Regulatory Matters — Electricity Regulation — The Italian Power Exchange” and “— Regulatory Matters — Electricity Regulation — The Single Buyer” for additional information.

Telemanagement System
      Starting in 1999, we have been rolling out our “Telemanagement” digital metering system in Italy, in order to create an integrated system able remotely to manage and read electricity meters. This system is intended to help us (i) reduce costs associated with physical measurement of consumption and on-site maintenance of meters by our personnel, as these tasks would be accomplished remotely; (ii) measure more accurately the electricity consumption of our customers; (iii) improve our response times in providing technical assistance to our customers; and (iv) offer our customers diversified tariff plans that promote the use of electricity in off-peak periods.
      As of March 31, 2005, we had 22.4 million digital meters installed, of which 19.9 million were already remotely connected to our system. Please see “— Capital Investment Program” for additional information on the roll-out of this system and the related capital expenditures we have incurred.
      The Telemanagement system has permitted Enel Distribuzione, starting in 2004, to launch new tariff options for residential customers tailored to customers’ consumption habits. The Telemanagement system permits us to monitor precisely when a customer is consuming electricity and apply and bill the relevant peak/off-peak prices. In particular, we offer a so-called “Night and Day” tariff, which sets electricity prices according to the time of day in which customers use electricity, allowing them to control more effectively their electricity expenses. In 2005, we launched two additional tariff options, the so-called “One” tariff, tailored for customers with low consumption who prefer to pay a flat fee, and the so-called “August” tariff, tailored for customers with a holiday house, to permit them to pay for electricity service only for the period in which they use their property.

Customer Service
      Providing high-quality customer service is an important part of our commercial strategy. In recent years, Enel Distribuzione has reorganized its sales network to change the manner in which customer relations are managed. We have expanded our customer services to provide customers with access to us through a number of different channels, and we have introduced specialized departments to manage relations with corporate and individual customers. Among other things, we have a customer call center, targeted primarily at individual consumers, and provide a self-service area through our Internet portal. The call center is supported by both a national documentation center located in southern Italy, which receives, processes and electronically files all contractual documentation, and by a national printing center, which prints and distributes all correspondence with customers. As of December 31, 2004, our customer service network also included approximately 140 retail locations managed directly by Enel Distribuzione, 200 key account managers dedicated to mid-size business customers and 1,100 “QuiEnel” retail locations, which include QuiEnel points in Enel.si and Wind stores and in approximately 100 post offices.

Continuity and Quality of Network Service
      The Energy Authority has issued guidelines setting targets for electricity service continuity (based on minutes of service interruptions per year) and quality (such as waiting time for appointments). The Energy Authority has also instituted a system in connection with the targets for continuity of service, or lack of service interruptions, whereby it grants bonuses to companies that exceed these targets and imposes penalties on companies that fail to meet them. Please see “— Regulatory Matters — Electricity Regulation — Quality of service regulation.”
      Distributors that outperform the targets are paid their bonuses through a component of the tariff structure. We have on average consistently exceeded our continuity of service targets, and received resulting bonus payments, for each year since 2000. In 2004, we received a €205 million bonus for having outperformed the continuity of service targets in 2003. We estimate that, in 2004, our average duration of service interruptions per customer decreased to 60 minutes, or by approximately 17%, from 72 minutes in 2003, largely as a result of improvements in the accuracy of the method we use to calculate this measure. We expect to receive at least €45 million in bonus payments with respect to continuity of service for 2004.
      In May 2005, the Energy Authority issued proposals for public comment for the institution of a system of automatic compensation payable by electricity distributors to affected customers in the event of a blackout or other widespread and prolonged service interruption. Please see “— Regulatory Matters — Electricity Regulation — Quality of service regulation.”

Sales of Electricity to the Free Market
      Since July 1, 2004, all Italian non-residential customers, or approximately 7 million consumers, have qualified as Eligible Customers, and may choose to purchase electricity on the free market.
      According to our internal estimates, total Italian electricity consumption on the free market in 2004 was 128 TWh, representing approximately 43% of total Italian electricity consumption for the year. We believe our share of the free market in 2004 was approximately 16%. In 2004, approximately 78% of the electricity distributed in Italy was distributed to Eligible Customers. We estimate that in 2003, total Italian electricity consumption on the free market was 112 TWh, or approximately 37% of total Italian electricity consumption for the year. We estimate that our share of the free market in 2003 was approximately 10%.
      In 2004, Enel Energia continued to focus its operation on sales to Eligible Customers with annual consumption up to 100 GWh. Enel Energia sold 7.5 TWh of electricity to 2,700 Eligible Customers during 2004, generating revenues of €648 million. The amount of electricity sold by Enel Energia on the free market in 2004 was approximately 23% higher than the 6.1 TWh sold in 2003, which generated revenues of €510 million. Consumers with annual consumption above 100 GWh are now served by Enel Trade in our Generation and Energy Management Division. In 2004, Enel Trade sold approximately 13.4 TWh of electricity to Eligible Customers, as well as 5.5 TWh to resellers in Italy. In 2003, Enel Trade sold 4.6 TWh of electricity to Eligible Customers, and 15.4 TWh of electricity to resellers, who since April 1, 2004, have purchased their electricity directly from the Single Buyer.
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

International Operations
      The international activities of our Sales, Infrastructure and Network Division include our electricity distribution and sales activities outside of Italy.
      Our international distribution and sales activities currently include two wholly owned subsidiaries in Spain: Electra de Viesgo Distribuciòn SL, which owns 29,442 kilometers of distribution network and distributed 5,000 GWh of electricity to 611,000 customers in the Spanish regulated market in 2004, and Viesgo Energia SL, which sold 749 GWh of electricity in the Spanish free market in 2004.
      In accordance with EU law, electricity sales in Spain are also divided between a free and a regulated market. Please see “Regulatory Matters — Electricity Regulation” for a discussion of relevant EU law. The following table shows our electricity sales on the regulated and free markets in Spain, as well as the electricity transported on our distribution network in Spain in each of the years indicated.

	2002	2003	2004

Electricity sales on the regulated market (TWh)	3.594	3.734	3.709
Electricity sales on the free market (TWh)	N/A	0.209	0.749
Electricity transported on our distribution network (TWh)	4.939	5.102	5.308

      On April 28, 2005, Enel Distribuzione acquired a 51% interest in each of Electrica Banat S.A and Electrica Dobrogea S.A., two electricity distribution and sales companies, purchasing approximately 25% of each of the companies’ share capital from Electrica S.A., a Romanian state-owned company, and subscribing to capital increases by each to acquire the additional 26% stakes, for aggregate consideration of €112 million. Electrica Banat S.A., which operates in western Romania, and Electrica Dobrogea S.A., which operates in eastern Romania, together serve approximately 1.4 million customers on networks with an aggregate of more than 68,000 km of lines, and together have a share of approximately 20% of the electricity distribution and sales market in Romania. We expect these two companies to undertake major investment programs to modernize their distribution networks in order to increase efficiency and the quality of service.

Public and Art Lighting
      Enel Sole operates our public lighting services in Italy. Enel Sole targets the general market for public lighting, as well as the market for customized lighting systems for monuments, public squares, churches and other landmarks and public spaces. Enel Sole offers both indoor and outdoor lighting systems, and provides maintenance services for the systems and the related electricity plants.
      In 2004, Enel Sole built lighting systems for third parties with an aggregate value of approximately €41 million. In addition, Enel Sole in 2004 signed new contracts for approximately 79,000 public lighting points throughout Italy. As of December 31, 2004, Enel Sole managed approximately 1.8 million public lighting sites in more than 4,000 client municipalities. In the first quarter of 2005, Enel Sole signed new contracts to build lighting systems for third parties with a total value of approximately €7.5 million.

Electricity Systems-related Services
      Enel.si offers our clients electricity systems-related services through a franchising network made up of selected companies which operate in the electrical maintenance and installation business. Enel.si franchises draw on the technical capabilities of the Enel Group to assist clients in optimizing their use of electricity, as well as to offer them consulting and personnel training services.
      At the end of 2004, Enel.si had a total of 555 franchise stores focusing on the retail market (residential and small office/home office customers), offering services and products aimed at providing safety (such as safer electrical installations and security systems), energy efficiency (such as air conditioning, heating, and home automation systems) and environmentally friendly energy systems (such as solar, thermal and small photovoltaic plants).
      Enel.si also has a business services unit that provides business customers full assistance with their energy facilities, including construction and maintenance services for small co-generation power plants and medium-large photovoltaic plants.

Gas Distribution and Sales
      We distribute and sell natural gas to end users in Italy through the following companies:

•	Enel Rete Gas, into which our subsidiaries Enel Distribuzione Gas, GE.AD and Sicilmetano S.p.A. (“Sicilmetano”) were merged as of December 31, 2004, as well as through Ottogas Rete S.r.l. (“Ottogas Rete”) and Italgestioni S.r.l. (“Italgestioni”), both of which were acquired in the second half of 2004, and other minor companies; these companies all own local distribution networks in specific parts of Italy and hold the related concessions for their use; and

•	Enel Gas, into which Sicilmetano Energy S.r.l. (“Sicilmetano Energy,” and together with Sicilmetano, the “Sicilmetano Group”) was merged as of December 31, 2004, as well as Ottogas Vendita S.r.l. (“Ottogas Vendita”) and Italgestioni Gas S.r.l. (“Italgestioni Gas”), both of which were acquired in the second half of 2004; these companies all sell natural gas to end users.
      The Italian natural gas market is undergoing a process of liberalization. Under current legislation, the natural gas market was supposed to have been completely liberalized as of January 1, 2003, with all consumers able to freely choose their supplier and all sellers able to freely set prices to all customers. However, while all consumers are now able to freely choose their supplier, the Energy Authority retained the right to control prices for certain, mainly household consumers that qualified as Gas Non-Eligible Customers as of January 1,

2003. Please see “— Regulatory Matters — Gas Regulation — Gas Eligible and Non-Eligible Customers.” The Energy Authority must decide by July 31, 2005, whether to allow suppliers to freely set the prices charged to Gas Non-Eligible Customers. Please see “— Regulatory Matters — Gas Regulation” for a more detailed discussion of gas regulation in Italy.
      While full market liberalization is still developing, we believe that the most effective way for us to build our gas business is through acquisitions of other distributors or client bases. We believe that expanding our gas distribution activities offers us opportunities for potential synergies, including, for example, the ability to schedule and perform gas and electric network maintenance and upgrades in the same area at the same time and the ability to use call centers for both gas and electricity customers, as well as certain competitive advantages, including potential cost savings from economies of scale. Since March 2005, we have offered Eligible Customers in certain Italian cities, including Rome and Milan, “dual fuel” contracts, providing electricity and gas service through one sales network, with one customer service department and one bill.
      We have acquired several natural gas distribution companies with operations in various Italian regions over the past several years. These acquisitions include those of the Colombo Gas Group in 2000, So.ge.gas S.p.A. and Agas S.p.A. in 2001, Camuzzi Gazometri (subsequently renamed Enel Rete Gas) in 2002 and Sicilmetano, Ottogas Rete and Italgestioni in 2004. Through these acquisitions, as of 2003, we had become the second-largest operator in the Italian gas distribution market, second only to Eni’s subsidiary, Italgas S.p.A., the incumbent provider, according to a study of the Italian gas industry by Mediocredito Centrale in April 2004. In acquiring Camuzzi Gazometri, we acquired both significant gas distribution assets and Camuzzi Gazometri’s waste management operations. In February 2004, we sold Camuzzi’s waste management operations, the Aimeri Group, to Green Holding S.r.l. for approximately €14 million.
      In January 2004, we acquired Sicilmetano and Sicilmetano Energy, subsequently merged into Enel Rete Gas and Enel Gas, respectively, which distributed and sold gas to 37,000 customers in Sicily, for €40 million. On September 15, 2004, we acquired from Metanambiente S.p.A. 100% of two natural gas companies — a distribution company, Ottogas Rete, and a sales company, Ottogas Vendita — for an aggregate purchase price of €31.5 million. These companies together have approximately 36,000 customers in the provinces of Naples and Salerno. In December 2004, we acquired 100% of Italgestioni, a distribution company, and Italgestioni Gas, a sales company, which together serve approximately 34,000 customers in 83 municipalities in the provinces of Calabria and Naples, for €32 million. We also intend to merge Ottogas Rete and Italgestioni into Enel Rete Gas, and Ottogas Vendita and Italgestioni Gas into Enel Gas, by June 30, 2005.
      As of December 31, 2004, we offered natural gas distribution services in 1,188 municipalities (as compared to 1,024 in 2003) and operated on approximately 29,500 km of network. In 2004, we distributed 139 million cubic meters of gas on behalf of gas companies that are not part of the Enel Group (as compared to 89 million in 2003) and 3.7 billion cubic meters to end users, an increase of 36% from 2.7 billion in 2003. As of December 31, 2004, we distributed natural gas to 1,966,264 end users (as compared to 1,785,215 in 2003), or approximately 11.6% of natural gas customers in Italy, based on figures provided by Anigas, the Italian association of natural gas distribution companies.
      In 2004, we sold approximately 5.2 billion cubic meters of natural gas to nearly 2.0 million end users (as compared to 4.4 billion cubic meters of natural gas to approximately 1.8 million end users in 2003), also approximately 11.6% of natural gas customers in Italy. The following table shows the total amount of natural gas we sold to end users in 2003 and 2004 in millions of cubic meters, and the number of customers to whom these sales were made, broken down by type of customer.

	2003	2004

Retail (millions of m3)	2,665	2,783
Business	1,780	2,403

Natural gas sold	4,445	5,186
Retail	1,794,019	1,963,577
Business	1,634	2,038

Number of customers	1,795,653	1,965,615

      These figures do not include the 1.7 billion cubic meters and 2.3 billion cubic meters of gas sold to third parties in 2004 and 2003, respectively, by Enel Trade, which is part of our Generation and Energy Management Division. The 26.1% decline in sales by Enel Trade was primarily the result of the expiry of certain supply contracts with former Gencos Edipower and Tirreno Power.

Competition in the Electricity and Gas Markets
      We face competition in the markets for electricity generation, and sales of electricity and gas. We do not face competition in the market for electricity or gas distribution, which are natural local monopolies.
      Electricity generation. In 2004, we accounted for approximately 44% of domestic electricity production. We purchased approximately 34% of the electricity imported into Italy, and also purchased electricity produced by independent power producers and electricity produced from renewable resources under the CIP 6 regime, which the Gestore della Rete buys from producers and resells at auction on the free market.
      As a result of limitations on the production and import of electricity imposed by the Bersani Decree, we were required to sell plants with a total installed net capacity of at least 15.0 GW by January 1, 2003. In order to comply with the requirement, we created and sold the Gencos, after transferring an aggregate of approximately 16.0 GW of gross installed capacity to them. At December 31, 2004, we estimate that we had approximately 52% of total Italian net installed capacity, as compared to approximately 75% at the start of 2001.
      The disposal of the Gencos has exposed us to increasing competition from other generating companies. Our competitors also include domestic independent power producers, municipal utility companies and foreign operators that have acquired Italian generation assets or export electricity to the Italian market. In addition to the introduction on April 1, 2004, of trading on the Italian power exchange, we expect that competition will increase further due to:

•	An increase in bilateral contracts between our competitors and final customers;

•	Regulations limiting each operator’s access to international electricity sources to a maximum percentage of available interconnection capacity; and

•	The construction of new generation facilities by our competitors and the development of new interconnection lines that will increase the volume of electricity that may be imported in Italy. Through 2004, other producers were authorized to build approximately 19 GW of new generating capacity in Italy, of which approximately 2.5 GW is already operational, and another 8.7 GW is expected to be operational by 2009. For imports, we expect an additional 2.1 GW of capacity to become available between 2005 and 2009, of which 1.3 GW of import capacity has already become available.
      In addition, on May 7, 2005, the Energy Authority issued for public comment proposals for possible measures to promote competition in the wholesale electricity market and limit the impact of market power held by dominant producers. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Italian Power Exchange” for additional information on these proposals.
      Our main competitors in Italy are Edison, the three former Gencos — Edipower, Endesa Italia and Tirreno Power — and Eni. According to their respective annual reports, in 2004, Edipower had a reported installed capacity of 7.4 GW, Edison had a reported capacity of 6.3 GW, Endesa Italia had a reported capacity of 6.3 GW, Eni had a reported capacity of 3.3 GW and Tirreno Power had a reported capacity of 3 GW.
      The following table sets forth the main energy producers in Italy and the amount of energy they produced in 2004 in GWh. It also shows this production as a percentage of the total amount of energy produced in Italy during the year, as well as the percentage of the electricity demand in Italy during the year that was met by such production. Italian electricity demand has historically exceeded the amount of electricity produced in the country each year, with the difference being made up through electricity imports.

		Percentage of Total	Percentage of
Producer	2004 Production	Italian Output	Demand

	(GWh)
Enel	125,868	44%	36%
Former Gencos	52,186	18%	16%
Edison*	35,552	12%	11%
Eni	13,900	5%	4%
Main municipal electricity companies*	9,450	3%	3%
Other independent power producers	49,691	17%	15%

Total production in Italy	286,647	100%	—
Pumped storage consumption	(10,308)	—	—
Net imports	45,635	—	14%

Total demand in Italy	321,974	—	100%

Source:	Enel elaboration based on provisional data for Italy from the Gestore della Rete, and publicly available information of other producers.

*	Excluding stakes in former Gencos.
      The following table shows the main energy producers in Italy and our estimates of the net installed capacity of each producer in MW, as well as the total net installed capacity in Italy, for each of the years indicated.

Net Installed Capacity (MW) by Producer	2000	2001	2002	2003	2004

Enel	56,348	49,971	43,752	41,846	42,047
Former Gencos	—	6,218	13,226	15,837	15,837
Enipower	985	1,025	1,025	1,930	3,330
Edison	7,000	7,000	7,000	7,000	7,000
Main municipal electricity companies*	2,500	2,500	2,610	2,690	2,795
Other independent power producers	8,671	9,496	8,963	8,947	8,991

Total net installed capacity in Italy	75,504	76,210	76,576	78,250	80,000

Source: Enel estimates.

*	Excluding stakes in former Gencos.
      The main municipal electricity companies are AEM S.p.A., ACEA S.p.A. and AEM Torino S.p.A. They are each publicly traded, but remain majority-owned by the relevant municipality. ACEA S.p.A., through Acea-Electrabel Produzione S.p.A. (a joint venture in the electricity generation business with Electrabel SA of Belgium), has approximately 1.7 GW of net installed capacity (including their share in Tirreno Power’s generating capacity as participants in the consortium that acquired this former Genco). AEM S.p.A. has approximately 1.3 GW of generation capacity, and AEM Torino S.p.A. has approximately 0.5 GW of capacity (excluding their respective shares in Edipower’s generating capacity as participants in the consortium that acquired this former Genco). The data for AEM S.p.A. also do not reflect its plans to acquire joint control of Edison together with EDF, as announced in May 2005. In addition to their electricity businesses, these companies offer gas and/or water services.
      Electricity sales on the free market. For sales on the free market, we compete with independent and other power producers, importers, wholesalers and brokers. We expect competition in the free market to increase further following the Energy Authority’s decision to permit all non-residential customers to qualify as Eligible Customers as of July 1, 2004.

      Gas sales. In our gas business, we compete mainly with Eni, the incumbent operator that historically held a monopoly for gas distribution and sales activities in Italy and continues to hold a significant majority of the overall market for such activities. In 2004, our share of the market for natural gas sales to end users, based on number of customers served, was approximately 11.6%.
      The Italian gas market is currently going through a process of liberalization. Please see “— Regulatory Matters — Gas Regulation” for a discussion of the regulation of the gas market.

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

Transmission
      Terna, which together with its subsidiaries constitutes our Transmission Division, owns a large majority of the Italian national transmission grid. We use the term “transmission” to refer to the transport of electricity on high and very high voltage interconnected networks from the plants where it is generated (or, in the case of imported energy, from the points of acquisition) to distribution systems. Terna is responsible for the management, maintenance and development of the national transmission grid, based on guidelines provided by the Gestore della Rete. Enel currently owns 36.14% of Terna, and it intends to reduce its stake in Terna to approximately 5%. Please see “— Business — Overview — Transmission” for a detailed description of recent transactions involving Terna.
      As of December 31, 2004, Terna’s transmission grid consisted of:

•	approximately 10,172 km of 380kV or 400kV interconnections, including those connecting Italy and Greece;

•	approximately 9,982 km of 200kV or 220kV interconnections, including those connecting Sardinia, Corsica and the Italian mainland;

•	approximately 18,542 km of interconnections of 150kV, 132kV or less;

•	300 substations; and

•	certain other fixed assets.
      The following table provides certain data about Terna’s transmission grid as of December 31, 2004.

Type of Facility	Number	Length

		(km)(1)
Primary transformer stations	300	—
Transformers	569	—
Busbar connections	3,902	—
380kV lines	—	10,172
220kV lines	—	9,982
150kV and 132kV lines	—	18,542
Total lines	—	38,696

(1)	Length in kilometers refers to circuit line length.

      The following table shows the “availability” of Terna’s grid reported for each of the periods indicated. “Availability” refers to the percentage of time transmission lines are capable of providing service, whether they actually are in service or not.

	Year Ended December 31,

	2000	2001	2002	2003	2004

Grid availability	98.7%	98.8%	99.0%	99.1%	99.2%

Source:	Enel.
      This calculation does not take into account times the network was unavailable due to required upgrading work and to external causes, including in particular the blackout on September 28, 2003.
      Terna’s transmission lines make use of rights of way granted by local authorities in areas where its facilities are located. In addition, Terna has rights of eminent domain over private property. Terna is required to compensate landowners for any exercise of these rights.
      The Gestore della Rete decides on the construction and installation of new connections and new transformer or switching substations, upgrades of existing facilities or the decommissioning of existing facilities. If such decisions relate to the transmission grid owned by Terna, Terna is requested by the Gestore della Rete to implement them.
      If they relate to new portions of the Italian grid, contracts for such development projects are put out to tender by the Gestore della Rete. In the three-year period ended December 31, 2004, 16 out of 24 such contracts were awarded to Terna. For this type of development activity, Terna receives an annual fee upon commencement of operations of the facilities and typically continuing for 20 years, in the case of transformer or switching substations, and 35 years, in the case of high voltage and very-high voltage electricity transmission lines.
      In 2004, Terna continued to implement a program to reduce the operating costs of, and capital expenditures on, its electricity transmission grid through the development of a remotely managed and controlled system, the full deployment of a new organizational structure based on centralized management and a management information system. Terna has also implemented a “Monitor and Business Intelligence” project, an e-maintenance platform to monitor the operation and maintenance of its transmission grid, using particular tools that allow it to evaluate the condition of components of the system and to decide if and when to provide maintenance to any such components.
      To diversify its revenue base, Terna has begun to sell maintenance, long-distance metering and monitoring and related engineering and operating services (as well as telecommunication services) to third parties which own or utilize high voltage power systems, including other electric companies, municipal utilities and large industrial plants. In 2004, Terna sold services with an aggregate value of €61.4 million (after intrasegment eliminations). Terna received approximately 75% of this amount from companies belonging to the Enel Group.
      Since December 31, 2003, Terna has owned Novatrans Energia S.A. and Trasmissora Sudeste-Nordeste S.A., or TSN, which both operate in the electricity transmission sector in Brazil, with an aggregate of 2,355 km of transmission lines. These companies had previously been held by our Services and Other Activities Division. Please see “Item 5. Operating and Financial Review and Prospects — The Electricity Market Regulatory Framework — Comparability of Information — Business Segment.” Each of TSN and Novatrans Energia is responsible for the operation and maintenance of a portion of the Brazilian transmission grid, with respect to which each of them has been granted a 30-year concession by the Brazilian Energy Authority, expiring on December 20, 2030.

Telecommunications

Overview
      We currently own 100% of Wind, a telecommunications company providing mobile and fixed-line telephony, Internet and data transmission services in Italy that we view solely as a financial investment, consistent with our strategy of focusing on our core energy businesses.

      On May 26, 2005, we agreed to sell a 62.75% interest in Wind to Weather Investments, a company controlled by Naguib Sawiris, who also controls Egypt-based mobile phone operator Orascom. Under the agreement, which is subject to Antitrust Authority and Communications Authority approval, Enel will pay approximately €300 million in cash in exchange for a 5.2% stake in Weather. At the same time, Weather Investments will contribute €500 million in cash, as well as 50% plus one share of Orascom’s share capital, to Weather. We will then sell to Weather Investments an initial 62.75% stake in Wind for cash consideration of approximately €3 billion. Enel will also subscribe to a €400 million increase in Wind’s share capital through the conversion of a shareholder loan and other intercompany debts owed by Wind to Enel. We expect these transactions to be completed during the summer of 2005, subject to receipt of the necessary regulatory approvals. We also expect to deconsolidate Wind and its approximately €7 billion in debt during 2005.
      In addition, our agreement with Weather Investments contemplates a put and call arrangement under which, in exchange for approximately €330 million in cash, Weather Investments can require us to sell to it an additional stake of 6.23% during a period from January 15 through March 15, 2006, and we can require Weather Investments to buy this additional stake in Wind in the period from March 15 through June 30, 2006. The agreement also contemplates that, during the period starting on January 15, 2006, and ending on June 30, 2006, Enel will subscribe for an increase in Weather’s share capital through the contribution of its remaining stake in Wind, net of any possible transfer of shares pursuant to the put and call arrangement, as a result of which Enel would receive an additional interest of approximately 21% in Weather.
      Following the eventual completion of all of these transactions, in exchange for our entire stake in Wind, we will (i) have received consideration of approximately €3 billion and (ii) hold a 26.1% stake in Weather (which will indirectly own 100% of Wind’s share capital and 50% plus one share of Orascom’s share capital).
      Consistent with our goal of exiting the telecommunications business, the shareholders’ agreement we expect to enter into with Weather Investments in connection with this transaction contemplates an initial public offering of Weather as soon as possible, market conditions permitting, although we and Weather Investments will agree, subject to certain exceptions, not to sell our interests in Weather until this expected initial public offering, and no assurance can be given that we will be able to dispose of our interest in Weather on favorable terms, or at all. Please see “Item 3. Key Information — Risk Factors — Risks Related to Our Other Businesses — We may be unable to exit the telecommunications business on acceptable terms or in accordance with the currently envisaged timetable.”
      Wind operates throughout Italy with its own network infrastructure and has rapidly developed its transmission backbone by using fiber optic cables, and is currently in the process of deploying its UMTS network, in addition to the existing GSM network.
      Wind also indirectly owns 50% plus one share of Tellas Telecommunications SA, a joint venture with Greek electricity operator Public Power Corporation, which in 2003 launched fixed telephony and Internet services in Greece. At December 31, 2004, the joint venture had approximately 696,000 fixed lines.

The Italian Communications Market
      Italy is one of the largest telecommunications markets in Europe, with a population of approximately 58 million people, who, based on the information provided by the telecommunications operators, utilized an aggregate of approximately 63 million mobile telephone lines, as of December 31, 2004. The Italian market also had approximately 28 million fixed line customers at that date. Wind uses the number of lines as the primary measure for its customer base and growth for mobile services. For these services, the number of lines represents the number of Subscriber Identity Module, or SIM, cards that are active. For Internet services, Wind uses the number of registered users as the primary measure of its customer base and growth. For fixed services, Wind in 2003 changed its measure for customer base and growth from number of lines to number of customers, being those that have direct access to Wind’s network, use the “carrier pre-selection” service, or use the carrier selection service and have used Wind’s network at least once in the last three-month period. As of December 31, 2004, Wind had an aggregate of approximately 2.4 million fixed line customers, 12.1 million mobile telephone lines and approximately 17.1 million registered Internet users.

Mobile Services
      The Italian mobile telephone market, one of the largest in Europe, continued to expand in 2004 and, according to data provided by the telecommunications operators, reached a total of more than 63 million lines at December 31, 2004, compared to approximately 57 million lines at the end of 2003. Of these 63 million lines, as of December 31, 2004, Wind had approximately 12.1 million lines, or approximately 19% of the total market for Italian mobile telephony, compared to 9.9 million lines, or a market share of approximately 17%, at the end of 2003. As of the same date, Telecom Italia Mobile S.p.A. had approximately 26.3 million lines, accounting for approximately 42% of the Italian total, while Vodafone Omnitel S.p.A. had approximately 22.2 million lines, or approximately 35% of the total. In 2004, “3,” the fourth mobile operator, increased its customer base to more than 2.6 million lines accounting for approximately 4% of the total.

Fixed Telephony Services
      As of December 31, 2004, Italy had approximately 28 million fixed line customers. At the same date, Wind had approximately 2.4 million customers, corresponding to a market share of approximately 9%, compared to approximately 3.1 million customers, for a market share of approximately 11%, in 2003. Other major carriers include Telecom Italia S.p.A., Fastweb, Tele2, and Albacom, which focuses on the corporate market. Competition in the fixed-line telephony market is expected to evolve with the expanded availability of carrier pre-selection and the unbundling of the local loop. Please see “— Regulatory Matters — Telecommunications Regulation” for a detailed discussion of the unbundling of the local loop.

Internet Services
      As of December 31, 2004, Wind had approximately 17.1 million registered Internet users, of which approximately 2.8 million were active, compared to 15.2 million registered users, of which approximately 3.4 million were active, in 2003. Other Internet service providers include Telecom Italia S.p.A., Fastweb and Tiscali.

Products and Services
      Wind offers a number of mobile and fixed-line telephony products, Internet and other value-added services to corporate and residential customers. Wind also currently provides the Enel Group with most of its key telephony and other telecommunications services under an outsourcing contract, which was renewed with effect from January 1, 2005, for a four-year term expiring December 31, 2008, automatically renewable for an additional year, during which a further extension may be negotiated.
      Mobile telephony. Wind offers a wide range of mobile telephony products and services, targeted to the business and consumer segments that integrate mobile with fixed-line and Internet services. Wind, through an agreement with Japanese mobile operator NTT DoCoMo Inc., also offers an enhanced mobile service called i-modetm, allowing Wind’s mobile customers to access a wide range of content and information services and an e-mail account through their mobile phones.
      In September 2003, Wind also signed an agreement with ten other European mobile operators to offer combined services to corporate clients, with the aim of implementing synergies, increasing cost savings through economies of scale and exchanging know-how on the use of advanced technologies in the mobile telephony business.
      Fixed-line telephony. Wind offers fixed-line telephony services to business and residential customers either via direct access to Wind’s network, via “carrier pre-selection,” where Wind arranges with Telecom Italia for automatic switching to its network without requiring an access code, or via carrier selection, where customers dial a predefined access code to select Wind’s network for local, long distance and international calls on a per-call basis.
      Costs of fixed-line telephony services are generally calculated on the basis of the type and length of calls made. However, Wind also offers customers calling plans tailored to the type of consumer and their patterns of usage. In 2004, Wind changed its available fixed price plans in order to increase its tariff transparency.

      Wind also offers business customers national toll-free and shared-toll services, sells prepaid and magnetic strip telephone cards and offers carrier and termination services in Italy to other national and international carriers.
      Internet. Wind offers a full array of Internet and data transmission services to both business and residential customers. Among other things, Wind manages Libero, a leading Italian portal, and offers high speed Internet access using ADSL, or Asymmetric Digital Subscriber Line technology, or HDSL, or High Bit-rate Digital Subscriber Line advanced services, both of which allow high-speed data transmission and Internet navigation.
      Network access. Wind provides its integrated fixed-line telephony, data transmission and Internet services to residential and corporate customers using several access methods:

•	Direct access: Wind offers direct access to its network for its largest corporate customers through microwave links, direct fiber optic connections or dedicated lines leased from Telecom Italia. Wind also offers direct access to its fixed-line customers following the unbundling of the local loop, a process whereby Telecom Italia is required to give alternative carriers access to Telecom Italia’s “last-mile” connections that include the wires leading to a customer’s home or office. As of December 31, 2004, the unbundling of the local loop was operational through 488 unbundling sites, covering approximately 28% of the Italian population. As of the same date, a total of 426,000 customers had been connected directly to the Wind network. Where the unbundling of the local loop is fully operational, Wind’s customers are no longer required to pay fixed-line access fees to Telecom Italia and Wind is also able to collect interconnection fees for calls originating on another operator’s network and terminating on Wind’s network. Please see “— Regulatory Matters — Telecommunications Regulation” for additional information on the unbundling of the local loop.

•	Indirect access: Wind also offers indirect access to its fixed voice and Internet services through either carrier selection or carrier pre-selection.
      Wind offers mobile services through its national dual band GSM-900 and GSM-1800 digital mobile network, which applies GPRS and roaming agreements with other Italian mobile operators. Wind also offers its customers GPRS, the mobile technology that provides greater bandwidth for data transmission and Internet access. In October 2004, Wind commercially launched its UMTS service, to provide customers with even greater bandwidth and speed for data transmission and mobile Internet services.

Network Infrastructure and Licenses
      Since Wind began operations in 1999, it has focused on developing its technical infrastructure, as well as entering into agreements with other telecommunications operators in order to expand its reach and enhance coverage. Wind uses a common system management software, referred to as its Intelligent Network, for its fixed-line and mobile networks, allowing it to provide integrated telephony and other value-added services to its customers. Wind’s network infrastructure provides high-capacity transmission capabilities, covers most of the domestic territory and allows the delivery of new and innovative services.
      As of December 31, 2004, Wind’s network infrastructure included:

•	a GSM/ GPRS mobile network covering approximately 98.9% of the Italian population and a UMTS mobile network covering the capital cities of each of Italy’s 21 regions;

•	an 18,300 km fiber optic transmission backbone using Synchronous Digital Hierarchy, or SDH, and Wavelength Division Multiplexing, or WDM technology, the European standard for high-speed digital transmission;

•	metropolitan area networks in the main Italian cities, including Rome, Milan, Turin, Naples, Palermo, Florence, Genoa and Bologna, comprising 2,374 km of underground cables;

•	a national voice switched network comprising 67 fixed switches and 51 mobile switches; and

•	a packet switched data network comprising 167 Internet Protocol and data transmission points of presence for data transmission.

      As of March 1, 2004, Enel transferred to Wind 100% of the share capital of Enel.net, the owner of a national fiber optic backbone that is leased by Wind. Prior to this transfer, in January 2004, Dalmazia Trieste had sold to Enel.net certain radio base stations and related assets. Enel.net leases the fiber optic backbone to Wind under a renewable contract that took effect January 1, 1999, and is currently set to expire at the end of 2019. Under this contract, Wind paid us initial consideration of €56.8 million, as well as an additional fee of €41.3 million for services that had been performed in 1998 and 1999. Since 2000, Wind has paid an annual fee of €45.1 million under this contract. Please see “Item 5. Operating and Financial Review and Prospects — Analysis of Operating Results — Operating Revenues — Services and Other Activities” for additional information on this transaction.
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
      Wind has obtained a number of licenses and authorizations needed to build its business, including a license to provide mobile telephone services in Italy using digital GSM-1800 and GSM-900 technology and one of the five licenses to provide third-generation UMTS services in Italy auctioned by the Italian government. The purchase price for Wind’s UMTS license was approximately €2,447 million, of which approximately €2,230 million has already been paid, with the remainder to be paid through 2010. The UMTS license became effective January 1, 2002, and expires on December 31, 2021. The process by which the Italian government sold UMTS licenses is the subject of ongoing investigations by the public prosecutor for Rome, as well as other pending legal challenges. Although no assurance can be given as to the outcome of these proceedings, Wind does not believe that any of these proceedings will have a material adverse impact on its ability to offer UMTS services.

Customer Care and Marketing
      Since beginning operations in 1999, Wind has focused on creating customer care systems that are accessible and convenient to use, including an integrated billing system for fixed-line and mobile phone customers and a system that allows Wind’s corporate clients to pay bills, order supplies or obtain information electronically.
      Wind seeks to keep its pricing and billing policies for its fixed-line and mobile services as transparent and user-friendly as possible and markets its services and products through a multi-channel commercial distribution network with over 4,300 points of sale.

Environmental and Other Regulatory Matters
      Because of its relatively recent start-up of operations, Wind has been able to take advantage of recently developed technologies in the implementation of its quality and safety standards. Depending on the installation context, Wind deploys different network infrastructure elements in order to achieve radiation emission ranges lower than the minimum levels required by applicable Italian regulations, which are themselves more than 50% lower than the minimum radiation emission levels set by a number of other European countries. In addition, all plans for Wind’s base transceiver stations include a report on electromagnetic emissions that is submitted to the relevant public authorities. However, if the Italian government were to set limits on electromagnetic emissions that are stricter than those currently in effect, Wind could be required to upgrade, move or make other changes to its mobile telephony infrastructure. Please see “Item 3. Key Information — Risk Factors — Other Risks Relating to Our Businesses — We may incur significant capital expenditures to comply with legislation on electromagnetic fields; we may not be fully reimbursed for these capital expenditures.”

      Wind, like other telecommunications providers in Italy, is subject to regulation by both the Italian government and the European Union. “— Regulatory Matters — Telecommunications Regulation” for a discussion of the regulatory framework in which Wind operates.

Services and Other Activities
      In accordance with our new core-business-oriented strategy, in 2004, we undertook a specific project aimed at centralizing responsibility for all of our services and staff activities, as well as improving quality and efficiency, including through the creation of shared services. As part of this process, in the second half of 2004, we decided to merge our wholly owned services companies Enel Facility Management (real estate and other services) and Enel.it (information technology) into APE Gruppo Enel (personnel administration), now called Enel Ape, effective as of January 1, 2005, as well as to transfer relevant staff from our core business divisions to Enel Ape, during the first half of 2005. We also divested certain of our non-core operations, including real estate and water activities, and continued to refocus the activities of other operations, such as those of Enelpower S.p.A. (“Enelpower”), on serving Enel Group companies rather than third parties.
      Following is a description of our services and other activities in 2004.

Engineering and Contracting
      We conduct our engineering, procurement and construction, or EPC, operations through Enelpower. Directly or through its subsidiaries, Enelpower operates as an engineering and contracting company and supplier of integrated power systems on a turnkey basis. Over the last 35 years, our engineering and construction operations have designed and built power plants with a total of 59,300 MW of gross generating capacity, and installed or constructed almost all of the electricity transmission and distribution facilities built in Italy.
      During 2002, as part of a re-organization of the Group’s activities, Enelpower redefined its corporate mission and no longer targets third-party customers in domestic or international markets, where its main activities are now the completion of the projects to which it had already committed. Enelpower now serves mainly as the primary EPC contractor for our Generation and Energy Management Division. Notwithstanding this new focus, in December 2004, Enelpower entered into a contract with Ansaldo Caldaie S.p.A., Babcock — Hitachi K.K. and Demont S.r.l. for the supply of three steam generators by April 11, 2009, for total consideration of approximately €450 million.
      In 2004, Enelpower recorded revenues (including advances on contract work in progress) prior to intrasegment eliminations of €953 million, of which approximately 65% were earned from projects for third parties, as compared to revenues of €1,694 million prior to intrasegment eliminations in 2003, of which approximately 74% were from third parties.

Information Technology
      Enel.it designs new tools and services to support development of our new products and to enhance the efficiency and effectiveness of our information technology systems; Enel.it also advises other companies of the Group on possible uses and enhancements of their websites, including the implementation of e-commerce portals.
      In 2004, Enel.it focused on several strategic projects, including:

•	supporting Enel Distribuzione in completing the roll-out of the Telemanagement system for remote metering; and

•	the “GIOVE” project, aimed at implementing a software and hardware platform to support the gas and electricity invoicing activities of our Sales, Infrastructure and Networks Division, which we expect to roll out over the course of 2005.
      In 2004, Enel.it recorded revenues prior to intrasegment eliminations of €409 million, of which €21 million arose from services provided to third parties, and had 1,256 employees at year end. As noted above, Enel.it was merged into Enel Ape, effective as of January 1, 2005.

Real Estate and Other Services
      On December 31, 2003, Enel Facility Management (previously Enel Real Estate), the company through which we had conducted our commercial real estate management activities, transferred real estate assets with a market value of approximately €1,400 million to NewReal, a company that we constituted with the purpose of divesting the real estate assets contributed to it. On July 14, 2004, we sold the entire share capital of NewReal to a consortium formed by an investment fund belonging to the Deutsche Bank group and CDC-IXIS. We recorded a capital gain of approximately €123 million on the sale. Before the closing of this transaction, NewReal transferred real estate assets with a net book value of approximately €384 million to another of our real estate subsidiaries, Dalmazia Trieste. Please see note 24 to our consolidated financial statements for additional details on this transaction and the related accounting treatment under U.S. GAAP. We continue to lease certain of the real estate assets owned by NewReal.
      Enel Facility Management is still responsible for providing building cleaning, maintenance, security, canteen and other services to Group companies. In 2004, the revenues of Enel Facility Management amounted to €167 million prior to eliminations, of which €9 million arose from services provided to third parties. Enel Facility Management is also focusing on pursuing the reduction of costs we incur for rents of commercial offices. As noted above, this company, which had 474 employees at December 31, 2004, was merged, together with Enel.it, into Enel APE effective as of January 1, 2005.
      At December 31, 2004, Dalmazia Trieste owned most of Enel’s real estate assets, with a net book value of approximately €480 million. We intend to divest these assets by 2009.

Personnel Administration
      APE Gruppo Enel S.r.l. (now Enel Ape) was responsible for managing personnel payrolls, pension funds and social security funds and providing related administration services for the Enel Group; the company also offers similar services to third parties. As of December 31, 2004, the company had 772 employees of its own, and provided services to a total of approximately 65,510 people, of whom 4,691 were employed by companies outside the Enel Group. As noted above, this company was merged with certain other service companies as of January 1, 2005.

Professional Training Services
      Our subsidiary Sfera S.r.l. is responsible for providing professional training services to our employees. In 2001, Sfera launched an integrated remote training system for our employees (Enel Distance Learning System), reaching 36,884 registered users at the end of 2004. In 2004, Sfera developed a total of 70,446 “full-time equivalent” classroom days of instruction.

Factoring
      Enel.factor S.p.A., a captive factoring company, engages in the factoring of receivables owned by third parties against companies of the Group. In 2005, Enel acquired the 20% of Enel.factor S.p.A.’s share capital owned by Meliorbanca, an Italian bank, for a consideration of approximately €7 million, becoming Enel.factor S.p.A.’s sole shareholder.

Water
      In 2004, we moved to complete the divestiture of our water activities, agreeing to sell our wholly owned subsidiary Enel.Hydro S.p.A., which included our water initiatives in Calabria and the province of Latina, and 20% of Idrosicilia S.p.A., which operates large scale water transportation activities in Sicily, to Compagnie Générale des Eaux SCA (a subsidiary of Veolia Environnement) for consideration of approximately €37 million. These transactions closed on May 10, 2005. Enel and Compagnie Générale des Eaux SCA also entered into a put and call option for the sale to the latter of Enel’s remaining 40% stake in Idrosicilia S.p.A. We continue to own Enel.NewHydro, a company we formed in June 2004, which holds a 51% interest in Wisco, a joint venture company we set up with Trenitalia S.p.A. which is active in industrial waste water purification. Effective November 1, 2004, Enel sold to CESI S.p.A. ISMES, a business unit with structural, engineering and environmental activities, which had been owned by Enel.NewHydro.

Research and Development
      We maintain our own research and development program to provide technological innovations to our businesses. The objective of our research and development activity is to improve the efficiency and capacity of our core energy operations, and expand and make more innovative their service offerings as well as to reduce the environmental impact of our operations. We develop new products and processes internally and also acquire technology in the market, which we then customize for our own purposes.
      During the past three years, we have conducted research and development activities mainly to improve the efficiency of our generation plants and our transmission and distribution networks, to minimize the environmental impact of electricity generation, to develop alternative fuels and innovative technologies so as to deliver new services through our network infrastructure, including projects to develop hydrogen and high temperature solar technologies. We carry out our research and development activities mainly through Enel Produzione. We also receive research and development services from CESI S.p.A., a consolidated Group subsidiary until 2002, in which Enel and Terna now hold interests of 25.9% and 15.0%, respectively. CESI S.p.A. is dedicated mainly to the testing of electrical and electronic equipment and to research on new electrical systems, plants, components and applications thereof. We expect to reduce our shareholding in CESI over time.
      Our expenditures on research and development were approximately €20 million for 2004, roughly in line with those in 2003.

Capital Investment Program
      We have summarized in the table below our aggregate capital expenditures on tangible and intangible assets by division during each of 2002, 2003 and 2004. During these years, we have not incurred capital expenditures with respect to activities of our Corporate Division. The table includes expenditures made in 2002 on the Gencos we still owned in 2002, prior to their respective divestitures.

	2002	2003	2004

	(In millions of euro)
Generation and Energy Management	€1,042	€853	€857
Sales, Infrastructure and Networks	2,014	1,764	1,711
Transmission	423	371	277
Telecommunications	1,899	854	867
Others	339	127	122

Total	€5,717	€3,969	€3,834

      In 2004, we incurred total capital expenditures on tangible and intangible assets in our core electricity and gas generation, sales and distribution businesses of approximately €2,568 million (of which €2,474 million was spent on tangible assets), and in our telecommunications business of €867 million (of which €680 million was spent on tangible assets).
      For the period 2005-2009, we expect to incur capital expenditures on tangible and intangible assets for the Enel Group of approximately €15.3 billion. Of this total, which excludes any capital expenditures at Terna and Wind, we expect to incur capital expenditures of approximately €3,330 million in 2005 and approximately €3,610 million in 2006. We expect to cover our capital expenditures in the 2005-2009 period with our cash flow from operations.
      The following discussion analyzes in greater detail the capital expenditures in 2004 of each of our divisions, focusing on tangible assets, which are the most significant part of our capital investments in our core electricity and gas operations.

      We have summarized in the table below our aggregate capital expenditures on tangible assets by division during each of 2002, 2003 and 2004. The table includes expenditures made in 2002 on the Gencos we still owned, prior to their respective divestitures.

	2002	2003	2004

	(In millions of euro)
Generation and Energy Management	€986	€829	€842
Sales, Infrastructure and Networks	1,900	1,665	1,632
Transmission	423	371	277
Telecommunications	1,550	685	680
Others	250	73	87

Total	€5,109	€3,623	€3,518

Generation and Energy Management
      In 2004, the Generation and Energy Management Division’s capital expenditures on tangible assets were €842 million, an increase of €13 million, or 1.6%, from €829 million in 2003. Of the expenditures in 2004, €820 million were on the maintenance, upgrading and repowering of generation plants, including €644 million in Italy and €176 million abroad. These expenditures included:

•	In Italy, the start of conversion of our approximately 1,900 MW oil-fired plant at Torrevaldaliga Nord to clean coal technology, on which we spent approximately €106 million during the year, and of construction of fluidized bed combustion facilities at a section of our power plant at Sulcis with approximately 300 MW of net installed capacity (€55 million), as well as the implementation of our conversion program for certain thermal generation facilities to combined cycle technology at a further section of our plant at Termini Imerese, with approximately 360 MW of net installed capacity (€61 million) that has now been converted, and the start of this program at our Santa Barbara plant, which will have a net installed capacity of 380 MW (€41 million). We also continued implementing our strategic plan to increase investment in renewable generation facilities (wind, hydroelectric, geothermal) to allow us to comply with the regulations requiring us to provide a specified amount of “green certificates” each year, on which we spent approximately €333 million in 2004.

•	In our international operations, expenditures on Maritza East III’s ongoing plant refurbishment project (approximately €96 million), as well as on developing EUFR’s generation facilities (approximately €52 million), as well as other regular maintenance and other minor expenditures to improve the capacity, efficiency and productivity of plants in Spain, North America and Latin America.
      Overall, our Generation and Energy Management Division expects to invest approximately €7,750 million on tangible assets (€7,850 million including intangible assets) in the 2005-2009 period, of which approximately €5,770 million on tangible assets (€5,860 million including intangible assets) is expected to be spent in Italy and approximately €1,980 million abroad. We expect to make approximately €3,400 million of our expenditures on tangible assets in Italy on the ongoing implementation of our program to convert oil-fired thermal generation plants to combined cycle technology or to burn coal. In particular,

•	For CCGT conversions, we have completed the conversion of approximately 4,300 MW and we plan to continue the CCGT conversion program, with the most significant projects at our Santa Barbara and Termini Imerese power plants (for approximately 750 MW);

•	For coal conversions, continuing the conversions of our thermal generation plants at Torrevaldaliga Nord and Sulcis, and beginning similar conversions of certain other power generation units, expected to affect in the aggregate approximately 4,700 MW of net installed capacity. The conversion plans for approximately 2,500 MW of this amount are still subject to regulatory approval.
      We also plan to invest approximately €1,100 million in the 2005-2009 period on developing generation from renewable resources in Italy.
      Of the €1,980 million we expect to spend on our international operations in the 2005-2009 period, Viesgo Generaciòn expects to invest approximately €1,285 million, primarily to implement a program to convert certain of its coal plants to combined cycle technology. In addition, we expect to spend €550 million on further development of generation capacity from renewable resources at EUFR, and €130 million at Maritza East III in Bulgaria, primarily to complete its ongoing plant refurbishment program.

Sales, Infrastructure and Networks
      Capital expenditures on tangible assets in our Sales, Infrastructure and Network Division decreased 2.0% to €1,632 million in 2004 from €1,665 million in 2003. Capital expenditures on our electricity distribution networks decreased 3.7% to €1,391 million in 2004, from €1,444 million in 2003, reflecting more selective investing in quality improvements in light of the service continuity levels already achieved. Amounts spent on our distribution network in 2004 included approximately €550 million relating to our “Telemanagement” digital meter project. Please see “— The Enel Group — Sales, Networks and Infrastructure — Telemanagement System.” In 2004, we installed 7.4 million additional meters, bringing the total number of meters installed at December 31, 2004, to 20.8 million (of an expected total of approximately 30.8 million), of which 18.5 million were already remotely connected to our system. We expect that the Telemanagement project, for which we expect installation of the new meters to be largely completed by the end of 2005, to entail total investments of approximately €2,000 million.
      We also continued to invest in our distribution network in 2004; in particular, we incurred capital expenditures of €495 million to enable our secondary transformer substations to better respond to customer needs, and €330 million to improve the quality and continuity of our service in line with guidelines provided by the Energy Authority. For a discussion of these guidelines, please see “— Regulatory Matters — Electricity Regulation — Quality of service regulation.”
      We plan to invest approximately €6,140 million in tangible assets (€7,120 million including intangible assets) at our electricity and gas sales and distribution businesses in Italy and abroad in the 2005-2009 period. Of this total, we expect to invest approximately €2,100 million in ensuring new customer connections in our electricity business. We also expect to make investments in our electricity network of approximately €1,400 million targeting improving service quality, with the goal of continuing to exceed targets established by the Energy Authority where we are exceeding them, and, in areas where these targets have not been achieved, improving our performance. We expect to invest approximately €760 million in improving load factor and plant safety, and to make planned investments in the Telemanagement integrated system to account for approximately €600 million of the total. We also plan to invest approximately €350 million in developing our natural gas distribution networks, primarily in new pipelines built either in response to customer requests or as part of our business development policies, as well as in improving the quality of our gas service levels and plant safety.
      Our Sales, Infrastructure and Networks Division also plans to make capital expenditures in information technology in the 2005-2009 period, in particular on a new, more customer-friendly billing system, as well as to implement internal resource planning software to improve the efficiency of both our distribution activities and our accounting system. We also expect to make investments in information technology in order to better support customer relationships and sales activity. Please see “— The Enel Group — Services and Other Activities — Information Technology” for additional information on some of these initiatives.
      In 2004, Electra de Viesgo Distribuciòn SL made capital expenditures on tangible assets of €48 million, primarily to upgrade its distribution network in compliance with regulatory requirements. It is planning to make additional capital expenditures between 2005 and 2009 of approximately €280 million to improve service performance and network safety requirements and to implement its own digital meter project.

Transmission
      Terna’s capital expenditures on tangible assets declined by 25.3% to €277 million in 2004 from €371 million in 2003. These expenditures mainly related to development of transportation, transformation and/or interconnection capability of the division’s transmission grid.

Telecommunications
      Our Telecommunications Division incurred capital expenditures for tangible assets of €680 million in 2004 (€867 million including intangible assets) as compared to €685 million (€854 million including intangible assets) in 2003. The division’s capital expenditures were primarily for the development of Wind’s UMTS network, in accordance with the contractual obligations under its UMTS license, as well on extending and improving the coverage of its GSM/ GPRS network.

Services and Other Activities
      With respect to our other non-core businesses, we incurred total capital expenditures on tangible and non-tangible assets of approximately €122 million in 2004, as compared to €127 million in 2003, and expect to incur total capital expenditures on tangible and non-tangible assets in all those businesses of approximately €115 million in 2005 and €35 million in 2006.
Regulatory Matters
Overview of Regulation in the Energy Sector in Italy
      The Ministry of Productive Activities and the Energy Authority share responsibility for overall supervision and regulation of the Italian energy sector, comprising both electricity and gas.
      The Ministry of Productive Activities is responsible for establishing the strategic guidelines for the energy sector and for ensuring the safety and economic soundness of the electricity and gas sectors.
      The Energy Authority is responsible for:

•	setting and adjusting tariffs on the basis of general criteria established by law;

•	advising the Ministry of Productive Activities on the structuring and administration of licensing and authorization regimes for the energy sector;

•	ensuring the quality of services provided to customers;

•	overseeing the separation of utility companies into distinct units for accounting and management purposes;

•	promoting competition; and

•	otherwise protecting the interests of consumers, including the authority to mediate disputes between utilities and consumers, and to impose sanctions for violations of regulations.
      The EU also takes an active role in energy regulation by means of its legislative powers, as well as investigations and other action by the European Commission.
Electricity Regulation
      The regulatory framework for the Italian electricity sector has changed significantly in recent years pursuant to the implementation through the Bersani Decree of the December 1996 EU Electricity Directive.
      The Bersani Decree, which entered into force on April 1, 1999, began the liberalization of the electricity sector through the separation of generation, transmission and distribution activities and the gradual introduction of free competition in power generation and sales to consumers meeting certain consumption thresholds, while maintaining a regulated monopoly structure for power transmission, distribution and sales to other, Non-Eligible Customers. In particular, the Bersani Decree, among other things,

•	liberalized, as of April 1, 1999, the generation, import and export of electricity;

•	provided that consumers, or Eligible Customers, meeting certain consumption thresholds, which have been progressively reduced, may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electricity, while other, “Non-Eligible Customers” must continue to purchase electricity from the distributor serving the area in which they are located and pay regulated prices determined by the Energy Authority;

•	provided that after January 1, 2003, no electricity company may produce or import more than 50% of the total of imported and domestically produced electricity in Italy, which limit resulted in our sale of the Gencos;

•	provided for the establishment of the Single Buyer, a central purchaser of electricity from producers on behalf of all Non-Eligible Customers;

•	provided for the creation of the Italian power exchange, a virtual marketplace in which producers, importers, wholesalers, the Gestore della Rete, other Eligible Customers and the Single Buyer buy and sell electricity at prices determined through a competitive bidding process;

•	provided for the creation of a Market Operator to manage the Italian power exchange;

•	provided for the separation of management and operation of the national electricity transmission grid, which was to be licensed to an independent transmission system operator, the Gestore della Rete, from ownership of the grid assets, which were retained by existing owners, primarily Terna; and

•	established a new licensing regime for electricity distribution and provided incentives for the consolidation of electricity distribution networks within each municipality.
      The Bersani Decree was amended following the enactment of a law in October 2003 that provided, among other things, for the reunification of management and operation of the national transmission grid with its ownership under a single private entity. An implementing decree enacted in May 2004 provides for the transfer from the Gestore della Rete to Terna of the responsibility to manage the national transmission grid and the related assets by October 31, 2005, although the Gestore della Rete will still retain its other responsibilities. Following this transfer, we will no longer control Terna, as no electricity operator, including us, shall be entitled to voting rights in excess of 5% with respect to the appointment of Terna’s directors. In addition, we are legally required to reduce our holding in Terna to no more than 20% by July 1, 2007. In February 2005, Terna and the Gestore della Rete entered into an agreement for the transfer to Terna of these management activities. The transaction remains subject to the approval of the Antitrust Authority. Please see “— Business — Overview — Transmission” for additional details on this transaction and our plans to reduce our shareholding in Terna to approximately 5%.
      In 2003, the EU adopted a new directive and a related regulation to further liberalize the electricity market. The new Electricity Directive, which replaced the 1996 Electricity Directive, enables all consumers to freely choose their supplier by 2007, irrespective of consumption levels, with all non-household consumers enjoying this right of choice from 2004. Further, the new Electricity Directive introduces new definitions of public service obligations and security of supply, establishes a regulator in all EU member states with well-defined functions, and, finally, requires legal unbundling of network activities from generation and supply. The related EU regulation establishes common rules for the cross-border trade in electricity in the EU, laying down principles on charges to be paid as a result of transit flows and access to networks as well as on congestion management. EU member states were required to implement the new directive by July 1, 2004, and Italy did so partly through the Marzano Law, which is discussed below. In 2005, the EU Commission announced its intention to open an enquiry into the functioning of the EU’s energy markets.
      On September 28, 2004, the Marzano Law (so named after the then-Minister of Productive Activities, Antonio Marzano), a new law aimed at reorganizing existing energy market regulation and further liberalizing the natural gas and electricity markets, took effect. Among other things, the Marzano Law aims to clarify the respective roles of the Italian central government, regional and local authorities, and the Energy Authority. The Marzano Law also seeks to facilitate investments in the energy sector. To further liberalize the market, and consistent with the new Electricity Directive, the Marzano Law provides that all customers will be eligible to purchase electricity on the free market from July 1, 2007, although the law provides that the Single Buyer will nonetheless continue to supply electricity to consumers who choose not to leave the regulated market.
      The Marzano Law also authorizes the Italian government to limit the ability of companies based in other EU member states to invest in the Italian energy sector if their home country does not adequately guarantee a reciprocal ability for Italian companies to invest in its energy market. The Italian government had already approved such a measure in 2001, which served to limit the ability of EDF to exercise its voting rights with respect to the stake it currently holds in Italenergia Bis S.p.A., the controlling shareholder of Edison.

However, the European Commission has initiated a proceeding before the European Court of Justice seeking a declaration that the 2001 limitation is contrary to EU law. On May 6, 2005, the Italian government passed a decree suspending this limitation.
      In November 2004, the Italian region of Tuscany challenged before the Constitutional Court certain provisions of the Marzano Law regarding the allocation of powers between the Italian state and regions in connection with the regulation of electricity and gas distribution, including concessions. Please see “Item 3. Key Information — Risk Factors — Risks Relating to Our Energy Business — We are dependent on government concessions for certain of our electricity and gas distribution businesses.”

Eligible and Non-Eligible Customers
      One of the most important features of the regulatory framework is the distinction between Eligible Customers and Non-Eligible Customers. All customers that do not qualify as Eligible Customers are considered Non-Eligible Customers.
      Eligible Customers may enter into bilateral contracts for the supply of energy at freely negotiated prices directly with any domestic or foreign producer or reseller, or, since January 1, 2005, buy electricity directly on the power exchange. Resellers, including our subsidiaries Enel Energia and Enel Trade, may buy electricity for resale to Eligible Customers from any producer or on the power exchange.
      Non-Eligible Customers may purchase electricity only from the distribution company serving the geographic area in which they are located, at tariffs set by the Energy Authority. Distributors who transport electricity to the regulated market must in turn purchase the electricity so distributed from the Single Buyer, also at purchase prices fixed by the Energy Authority. Please see “— The Tariff Structure” for additional information on the electricity tariff system in Italy.
      The consumption threshold for qualification as an Eligible Customer, which is set by regulation, is decreasing over time, reducing the number of customers who must buy electricity on the regulated market. The consumption threshold in January 2002 was 9 GWh or more of electricity per year, declining on May 1, 2003, to 0.1 GWh per year, which resulted in approximately 60% of our electricity customers becoming eligible to participate in the free market.
      In accordance with the 2003 new Electricity Directive, the Energy Authority on June 30, 2004, recognized all non-residential customers, or approximately 7 million consumers, as Eligible Customers as of July 1, 2004, permitting them to take part in the free market from that date if they so choose. From July 1, 2007, all customers, including residential customers, will be eligible to purchase electricity on the free market.
      Eligible Customers who choose not to participate on the free market will continue to purchase electricity from their local distributor on the regulated market under conditions set by the Energy Authority. The law also provides that even after all customers have become Eligible Customers, the Single Buyer will continue to supply electricity to distributors for resale to their customers who choose not to leave the regulated market.

The Single Buyer
      The Single Buyer, a corporation formed in 1999 and wholly owned by the Gestore della Rete, is responsible for ensuring the efficient, adequate and non-discriminatory supply of electricity to Non-Eligible Customers until they are allowed to freely choose their supplier. The Single Buyer became operational on January 1, 2004. Electricity distribution companies, including us, may take stakes of up to 10% in the Single Buyer, although the Gestore della Rete must remain the majority shareholder. The Single Buyer will remain under the control of the Gestore della Rete following the transfer to Terna of management of the national transmission grid.
      Based on its own periodic estimates of future electricity demand and Ministry of Productive Activities guidelines, starting from April 1, 2004, the Single Buyer purchases all electricity for the regulated market from us and other domestic as well as foreign producers. All distribution companies, including ours, are required to purchase electricity to be distributed on the regulated market from the Single Buyer.

      The Single Buyer may purchase electricity on the power exchange, through bilateral contracts (including “contracts for differences,” as described below) with domestic and foreign producers, or from the Gestore della Rete, which resells the electricity it is required to purchase under the CIP 6 regime.
      The Single Buyer held an auction in March 2004 for contracts for the physical delivery of a total of 4,800 MW of electricity to be supplied to customers on the regulated market for the period from April 1, 2004, through December 31, 2004. Producers bid for these contracts on the basis of percentage discounts from a base price. Under these contracts, winning bidders were awarded their discounted bid price, plus a fixed component aimed at covering the cost of fuel. In these auctions, we were awarded physical delivery contracts for approximately 3,620 MW of electricity purchased by the Single Buyer (or approximately 75% of the total amount awarded).
      In 2004 and 2005, the Single Buyer also held a series of auctions for “contracts for differences,” which are financial derivative contracts used to hedge the price risk of operations on the power exchange. These contracts establish a reference price, or “strike” price for a specified quantity of electricity, which the Single Buyer then purchases on the power exchange at the market price. In 2004, these contracts were “two-way” contracts for differences: When the market price paid by Single Buyer was higher than the strike price, the counterparty would pay the Single Buyer an amount equal to the difference, while when the market price was lower than the strike price, the Single Buyer would pay the counterparty the difference. In 2005, Single Buyer has offered only “one-way” contracts, under which the counterparty still pays the Single Buyer any excess of the market price for its electricity purchases over the strike price, while the Single Buyer instead pays the counterparty a contractually set premium.
      For the year 2004, we were awarded contracts for differences with the Single Buyer covering approximately 28 TWh (equal to approximately 70% of the total amount awarded). For the year 2005, the Single Buyer held auctions for contracts for differences in December 2004 and January 2005 with respect to a total of approximately 19,500 MW of electricity; we won approximately 12,500 MW of the final amount awarded.
      The total payments by the Single Buyer to electricity producers for its purchases of electricity, either through bilateral contracts or on the power exchange, plus its own operating costs, must equal the total revenues it earns from sales to the regulated market under the regulated tariff structure. As a consequence, the Energy Authority may adjust tariffs from time to time to reflect the prices actually paid by the Single Buyer, as well as other factors.

The Italian Power Exchange
      The Italian power exchange, a virtual marketplace for the spot trading of electricity by producers and consumers under the management of the Market Operator, started operations on April 1, 2004.
      In the initial phase of the power exchange, from April 1, 2004, through December 31, 2004, the Gestore della Rete, based on its own estimates of aggregate electricity demand, placed bids on the power exchange on behalf of all consumers who had not fully satisfied their demand through bilateral contracts. Since January 1, 2005, Eligible Customers have been able to participate directly in bidding for electricity on the power exchange.
      The power exchange is organized into three different markets in order to ensure a steady supply of electricity — the “day-ahead” market, the “adjustment market” and the “ancillary service” market.
      In the day-ahead market, sellers and buyers submit bids and offers for electricity to be supplied on the day following the transaction under the supervision of the Market Operator. The Market Operator is responsible for matching electricity demand and supply and, consequently, for the definition of power injection (supply) and withdrawal (demand) schedules and for communicating these schedules to the transmission system operator, currently the Gestore della Rete, which is responsible for physical delivery of energy. Variations in the schedules agreed upon in the “day-ahead” market are negotiated through an “adjustment market.” In the “day-ahead” market and in the “adjustment market,” a market-clearing price (the “system marginal price”) at which all transactions must take place is set by the Market Operator on the basis of an aggregation of all bids and offers, starting, respectively, from the highest bid and the lowest offer. In addition, the Market Operator must also take into account physical network limitations which place constraints on the transport power from particular generation facilities to consumers and may result in market congestion.
      If there is no market congestion, the Market Operator is able to set one system marginal price throughout Italy. However, if market congestion occurs, the Market Operator may divide the market into various zones, in which different system marginal prices may be set. In such event, the Market Operator will still determine one national price for purchasers on the power exchange, called the “unified national price,” based on a weighted average of the different system marginal prices set in the various zones. Suppliers, however, will receive the system marginal price that is applicable in their zone. In order to ensure that all producers in a congested zone bear the costs associated with the congestion, the Gestore della Rete will impose on suppliers who have produced electricity under bilateral contracts within a zone a congestion fee equal to the price differential between the applicable system marginal price in that producer’s zone and the unified national price.
      In the ancillary service market, producers submit to the Gestore della Rete bids and offers to increase (or decrease) the volume of energy to be supplied (or withdrawn) in order to permit the real-time balancing of supply and demand required for the physical delivery of electricity. The Gestore della Rete also procures reserve production capacity through the ancillary service market by accepting bids from producers willing to guarantee availability of reserve power. Transactions on the ancillary service market also serve to help manage network congestion that results when physical delivery schedules agreed upon in the day-ahead and adjustment markets are incompatible with network constraints. In the ancillary service market, prices are determined on the basis of individual negotiations between producers and Gestore della Rete, or on a “pay-as-bid” basis.
      The Energy Authority and the Antitrust Authority constantly monitor the power exchange to ensure that it delivers the expected results: improved competition between electricity producers and enhancement of the efficiency of the Italian electricity system. According to the Market Operator, the performance of the power exchange has been satisfactory so far, although price volatility remains high.
      However, in February 2005, the Energy Authority and Antitrust Authority issued a joint report on the state of the liberalization process of the Italian electricity sector in which, among other things, we were found to be in a position to set wholesale electricity prices throughout Italy, except in Sardinia (where Endesa holds a similar power). As a consequence, on May 5, 2005, the Energy Authority proposed certain possible measures to further promote competition in the wholesale electricity market over the next few years. The proposals include measures to reduce the structural power of operators in the market and disincentives to electricity producers to seek to exercise market power, in particular with respect to prices. Among the structural measures proposed are the required sale by us of additional power plants (on top of the 15,000 MW of productive capacity we have already sold through the disposal of the Gencos), or the required lease by us to third parties of generating capacity, as well as the partial entrusting to the Gestore della Rete of the management of certain power plants deemed essential to cover demand for electricity, and hence whose production is a significant determinant of the wholesale price of electricity. The proposed disincentives to the exercise of market power include certain price cap mechanisms and the imposition of a requirement that producers enter into two-way contracts for differences or “Virtual Power Plant” contracts (“VPP”), in either case at predetermined quantities and at regulated prices. VPPs are contracts similar to contracts for differences that give the buyer the right, when the market price is higher than the contract price, to request from the seller an amount equal to the difference between the market and contract prices. The proposals are subject to public comment through June 10, 2005.
      In addition, the Energy Authority in April 2005 officially concluded that two cases of price spikes on the power exchange, one in June 2004 and one in January 2005, may not have been the result of underlying market conditions, and instead may have been caused by violations of antitrust law by us. As a result, the Antitrust Authority opened an investigation into these alleged violations and the surrounding events, which is due to be completed by March 31, 2006. For more information, please see “Item 3. Key Information — Risk Factors — Risks Relating to Our Energy Business — We have been and are subject to abuse of dominant position, market abuse and other regulatory investigations and “Item 8. Financial Information — Other Financial Information — Legal Proceedings.”

Imports
      The volume of electricity that can be imported into Italy is limited by the capacity of transmission lines that connect the Italian grid with those of other countries and by concerns relating to the security of the system. Currently, a maximum import capacity of approximately 7,250 MW is available to import energy safely. A law passed in 2003 provides incentives to the development of new transmission infrastructures.
      In 2004, we controlled approximately 2,055 MW of the total import capacity pursuant to long-term supply contracts. Since April 1, 2004, the date on which the power exchange started operations, we have been required to sell the electricity imported pursuant to these contracts to the Single Buyer by the terms of a Ministerial Decree issued in December 2003.
      The Bersani Decree authorized the Ministry of Productive Activities to set terms and conditions to allocate the interconnection capacity available after deducting the capacity used by existing long-term contracts, taking into account a fair allocation of the generally less expensive imported electricity between the free and regulated markets if import demand exceeds total interconnection capacity.
      The allocation mechanism for 2004 set out by the Ministry of Productive Activities in accordance with EU law and applied by the Energy Authority and the Gestore della Rete considered the total interconnection capacity available at the borders with France and Switzerland (the north-west pool) and Austria and Slovenia (the north-east pool) separately. Interconnection capacity was allocated on a pro-rata basis; in addition, in no case may a single importer hold more than 10% of the interconnection capacity available in any given pool. The Ministry of Productive Activities put a new allocation mechanism into effect for 2005. Under the new mechanism, capacity is allocated pursuant to an implicit auction mechanism, with the price to be paid for access to this capacity determined based on the price in the power exchange’s “day-ahead market” (please see “— The Italian Power Exchange,” above). Because of the link to prices on the power exchange, this mechanism may result in higher price volatility for, and an increase in the cost of, imported electricity. As a result, the Energy Authority has also established a mechanism to provide purchasers of imported electricity with a hedge, intended to cover a portion of this price risk, at no additional cost. The hedge, the amount of which is subject to a fixed cap, is awarded by the Gestore della Rete on a pro-rata basis in the event applications exceed the total available quantity.

Incentives to Provide Generation Capacity
      In order to address a current deficit in Italian generation capacity relative to rising electricity demand, the regulatory framework provides incentives to power generators both to build new capacity as well as to maintain their existing plants in good working order and available to cover sudden variations in electricity demand.
      In 2004, the Energy Authority established a provisional system of payments to remunerate producers that make generation capacity available to the electricity system at times of peak demand, known as “capacity payments.” Capacity payments to a given producer comprise both an amount due for capacity available on “critical” days (set by the Gestore della Rete) and a further amount payable when pool market prices fall below specified thresholds, as an extra incentive. The provisional system is expected to remain in place until the end of 2005. The Energy Authority is currently developing the definitive mechanism, which by law must be market-based and also provide incentives for new generation capacity.

New Generation Plants
      In order to promote investment in new generation facilities, the October 2003 law amending the Bersani Decree included provisions to streamline the authorization procedures relating to the construction of new power generation plants and the renovation and expansion of existing plants.
      The Marzano Law requires all entities receiving authorization to construct new plants or to increase generating capacity of existing power plants after September 28, 2004, to pay the authorities of the region in which the plant is located compensation (based on generating capacity) for the lost alternative use of the plant site and the impact thereof on surrounding communities, unless the parties agree otherwise.

Transmission
      As noted, we use the term “transmission” to refer to the transport of electricity on high and very high voltage interconnected networks from the plants where it is generated or, in the case of imported energy, from the points of acquisition, to distribution systems. The national electricity transmission grid includes all of Terna’s very high voltage (380/220 kV) and high voltage (150/132 kV) lines.
      A law passed in 2003 requires the reunification of ownership and management of the grid, currently held by Terna and the Gestore della Rete, respectively. Terna and the Gestore della Rete entered into an agreement in February 2005 for the transfer to Terna of the Gestore della Rete’s grid management activities. Closing of the transaction is subject to the approval of the Antitrust Authority. Please see “— Business — Overview — Transmission” for additional information.

Distribution of Electricity
      As noted, we use the term “distribution” to refer to the transport of electricity from the transmission grid to end users of electricity.
      Distribution companies in Italy are required to be licensed by the state and to provide service to all customers who request it, subject to payment of applicable tariffs and to compliance with technical and safety requirements. In addition, distributors serving more than 300,000 customers must distribute electricity to the regulated market through separate companies having distribution as their sole activity.
      Our concessions for the distribution of electricity are scheduled to expire in 2032.
      The Bersani Decree sought to promote the consolidation of the Italian electricity distribution industry by providing for the issuance of only one distribution license within each municipality and establishing procedures to consolidate distribution activities under a single operator in municipalities where both we and a local distribution company were engaged in electricity distribution by giving municipal networks the right to request that we sell our distribution network in their municipalities to them.
      Substantially all of the qualifying distribution companies in municipalities with co-existing networks made requests to purchase our networks in those cities. For more details on the consolidation process, please see “— Business — The Enel Group — Sales, Infrastructure and Networks — Consolidation of the electricity distribution network.”
      On average, the distribution networks that we have been required to sell were more profitable than our other distribution networks, mainly because distribution in metropolitan areas has lower costs. In 2004, the Energy Authority put in place an equalization system to compensate distributors for the higher costs associated with serving non-urban areas. Please see “— The Tariff Structure.”

The Tariff Structure
      Prices paid by all Italian customers for electricity include a transmission component, a distribution component, a generation component covering the price of the electricity itself and system charges.
      Under the current electricity tariff regime, all customers pay regulated prices, set either directly by the Energy Authority or in accordance with Energy Authority guidelines and subject to its approval, for the transmission and distribution components and system charges. The transmission and distribution components, together referred to as “transport charges,” are subject to a price cap mechanism aimed at progressively reducing these charges on the basis of annual efficiency targets. For customers purchasing electricity on the regulated market, the Energy Authority also regulates the generation component, which is set on a quarterly basis, while customers purchasing electricity on the free market pay prices agreed through bilateral contracts or on the power exchange.
      The Energy Authority sets base tariff levels every four years. In setting the base tariff levels, the Energy Authority takes into account:

•	Operating costs of generation (for electricity prices on the regulated market), transmission and distribution activities, including procurement costs, and amortization and depreciation. In order for operators to be able to recover particular costs, the costs must be both actually incurred by them and recognized by the Energy Authority;

•	An appropriate return on invested capital, including both equity and debt financing; and

•	The costs associated with system charges.

      In 2004, the Energy Authority set new base tariffs for the 2004-2007 period, which have been in force since February 1, 2004. The Energy Authority has estimated that the new tariff regime in place for 2004-2007 will result in a reduction of the overall tariff paid by regulated market customers of approximately 13% in real terms (assuming no change in fuel costs and system charges) during the period.
      The actual impact of tariff levels on our revenues depends on a number of factors, including the volume of electricity we sell in the regulated market, the fuel costs incurred and the mix of customers we serve.
      The tariff structure currently in place also includes certain mechanisms to take into account structural factors affecting distributors’ costs.
      The Energy Authority in 2004 established a price equalizing mechanism intended to minimize the effects of a timing discrepancy in the setting of prices distributors pay to the Single Buyer for electricity to be distributed on the regulated market and the prices that distributors may charge to end users on the regulated market. The prices distributors pay to the Single Buyer for electricity to be distributed on the regulated market are set monthly by the Energy Authority based on the average unit costs incurred by the Single Buyer in connection with its purchases of electricity. However, the generation component included in the overall tariff that distributors may charge to end users on the regulated market is fixed by the Energy Authority on a quarterly basis, as explained in more detail below. In order to minimize the effects of this discrepancy, the Energy Authority has established a price equalizing mechanism applicable for the first time in 2004. The equalizing mechanism will be funded through a system charge in an amount set by the Energy Authority, applicable starting in 2005.
      In 2004, the Energy Authority also put in place a system to compensate distributors that serve areas where costs are significantly higher than the national average due to uncontrollable factors such as population density and geography. The costs to be taken into account in setting this compensation are to be based on infrastructural elements such as length of cables and installation type (aerial or underground), but have not yet been fixed. The Energy Authority is currently in the process of determining which distributors are to be compensated under this system, and the amount of each such distributor’s compensation.
      The Energy Authority currently defines the following six tariff categories of electricity consumer:

•	low-voltage domestic consumers (residential customers);

•	low-voltage public lighting;

•	other low-voltage end users;

•	medium-voltage public lighting;

•	other medium-voltage end users; and

•	high-voltage end users.
      The Energy Authority has been seeking to introduce a new tariff system designed to protect disadvantaged residential customers. However, this system has not yet been formally proposed or approved.

Generation Component of Electricity Tariffs
      The generation component refers to the price paid by customers for electricity sold on the regulated market. Prior to the start of the power exchange on April 1, 2004, the Energy Authority determined generation costs based on fixed and variable components of production costs. The fixed-cost component, which was intended to reflect non-fuel operating costs, was based on an estimate of the average recognized fixed costs associated with generation plants in Italy and was set on annual basis.

      The variable-cost component of the tariffs was principally intended to reflect fuel costs associated with thermal power generation. This system resulted in an increase in the relative profitability of:

•	Hydroelectric or geothermal generation, since these plants do not incur fuel costs; and

•	The resale of electricity imported under long-term contracts in effect as of the date of the entry into force of the first Electricity Directive on February 19, 1997, which was frequently cheaper than electricity generated in Italy.
      The Energy Authority decided to reduce this potential windfall profit for hydroelectric or geothermal producers by establishing a new surcharge to be paid by these producers to the Gestore della Rete with respect to electricity sold by them. This surcharge applied until December 2001. Pursuant to rules on stranded costs enacted in 2002 (which are described in more detail below), the surcharge on hydroelectric and geothermal generation was abolished as of January 1, 2002.
      In February 2004, the Energy Authority modified the price electricity producers were permitted to charge to distributors for the electricity to be supplied to regulated customers in order to reduce the component of electricity tariffs related to generation for the period from March through May 2004. We and other electricity operators challenged this reduction before the Administrative Tribunal of Lombardy, which annulled the Energy Authority decision. The Energy Authority in December 2004 appealed this ruling; a hearing date has yet to be set.
      Since April 1, 2004, the Energy Authority sets the generation cost component of the electricity tariff paid by customers on the regulated market every three months on the basis of the average costs incurred by the Single Buyer for the procurement of electricity, both on the power exchange and directly from producers.
      We sell electricity on the free market through bilateral contracts at prices that are negotiated with each customer and that may vary based on several elements, such as quantity purchased, type of electricity sold and duration of the contract; electricity sold on the power exchange is sold at the price determined through the relevant market mechanism. Please see “— The Italian Power Exchange” above for additional details on these mechanisms.

Transmission and Distribution Components
      As noted above, the regulated tariff for transmission and distribution services, or transport charges, for all customers takes into account both the operating costs of transmission and distribution activities, including procurement costs, and amortization and depreciation, as well as an appropriate return on invested capital. In order for operators to be able to recover particular costs, the costs must be both actually incurred by them and recognized by the Energy Authority. The transmission component of the transport charges is currently set by the Energy Authority. As explained in more detail below, distributors may propose various price options for both residential and non-residential customers, within guidelines set by, and subject to the approval of, the Energy Authority.
      The costs of transmission and distribution companies used in determining transport charges are subject to a price-cap mechanism. During the 2000-2003 period, the Energy Authority set the annual rate of reduction with respect to total costs (capital costs, depreciation and operating costs) in real terms at 4% for each of the transmission and distribution components. For the period 2004-2007, the Energy Authority has set the annual percentage decrease only for operating costs and depreciation, but excluding capital costs, for transmission and distribution services at 2.5% and 3.5%, respectively.
      For distributors, the determination of operating costs is required to reflect the average costs incurred by the main distributors for the transport of electricity through the local distribution networks and for the sales-related services they provide to final customers, plus a specified return on invested capital. The return on capital recognized by the Energy Authority for the 2004-2007 period was set at 6.8% for distribution networks and at 6.7% for transmission networks, or a higher percentage for capital invested in transmission network development.
      Depreciation and invested capital are calculated by the Energy Authority under criteria consistent with international regulatory practices. In setting tariff levels for the 2004-2007 period, the Energy Authority revised the way depreciation costs are calculated for transmission and distribution companies; whereas in the

2000-2003 period, the depreciation costs recognized were based on the value of a company’s network assets and the related depreciation expenses as recorded in companies’ statutory accounts, these costs are now calculated based on the historical cost of infrastructure, as revalued annually. The useful lives of assets considered by the Energy Authority to determine depreciation expenses to be recognized through the transport charges have also been increased to bring them into line with the expected useful life of plant and equipment.
      Prior to 2004, both the transmission and distribution component of the transport charges paid by non-residential customers to distributors were set on the basis of proposals made by each distributor and approved by the Energy Authority. During that period, the transport charges for residential customers were set directly by the Energy Authority as part of the tariff paid by them to distributors.
      Starting in 2004, the Energy Authority has directly set the transmission component of the transport charge for all customers, while distributors retain the ability to propose to non-residential customers one or more options for the distribution component of the transport charge, based on the distributors’ costs as described above and within limits set by the Energy Authority.
      These limits are of two types. One limit sets an aggregate maximum amount of tariff revenues that each distributor will be allowed to receive from all customers belonging to the same category in a single year. A second limit sets the maximum amount of tariff revenues that any distributor will be allowed to receive from a single customer in a given category. If the aggregate limit is exceeded, the distributor must compensate customers for the amount of the excess. The Energy Authority monitors compliance with the individual limit at the time the distributor submits its price options for approval. In addition, distributors must comply with a trade policy code aimed at ensuring transparency.
      Residential customers do not have any options for the distribution component per se, since the tariff they pay includes the generation component and transport charges without distinguishing between the two. However, distributors may now also offer regulated market customers different tariff options, subject to approval by the Energy Authority. Please see “Item 4. Information on the Company — Business — The Enel Group — Sales, Infrastructure and Networks — Telemanagement System” for information regarding our tariff options.

System Charges and Other Charges
      The tariff structure also addresses the need to cover various costs resulting from public policy-related requirements imposed on the Italian electricity industry by providing for the following charges, payable by all electricity consumers:

•	Charges concerning the electricity system, established by the Ministry of Productive Activities, that consist of:

•	a nuclear surcharge, covering part of the costs incurred by So.g.i.n., the company to which we transferred our discontinued nuclear operations, in connection with the dismantling of nuclear plants and decommissioning of nuclear fuels; this surcharge is designed to cover substantially all of such costs when added to the funds that we transferred to So.g.i.n.;

•	a surcharge that benefits producers from renewable resources;

•	special surcharges covering the cost of supplying electricity at mandated discounts to certain customers (primarily the Italian state-owned railway company and Acciai Speciali Terni S.p.A., both of which transferred electricity assets to us as part of the nationalization of the Italian electricity industry in 1962);

•	research and development surcharges, covering related costs; and

•	certain stranded costs that have not yet been recovered. Please see “— Stranded Costs” for a discussion of these costs.

•	Other general interest charges established by the Energy Authority to adjust or refine the operation of the tariff mechanism, which include adjustments to cover potential differences between distributors’ costs as recognized under the current tariff structure and actual tariff revenues.

•	Incentives for the enhancement of the quality of service.

•	Charges recovered through upward adjustments to the price caps, as established by the Energy Authority, which cover:

•	costs deriving from unforeseeable events, changes in the regulatory framework or new obligations for universal service;

•	costs deriving from demand-side management initiatives intended to promote a more efficient use of resources by electricity customers, including information campaigns; and

•	additional recognized costs incurred in connection with the offer of value-added services on top of basic options.
      Revenues deriving from system charges are remitted to and managed by the Cassa Conguaglio per il Settore Elettrico, or the Equalization Fund, a public entity charged with redistributing these revenues to the electricity companies entitled to receive them.

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
      A law enacted in April 2003 limited the amount of stranded costs we are entitled to recover for periods through 2003 to (i) certain costs relating to our generation plants incurred to comply with requirements that were imposed in the past concerning their design and operation (for example, because of governmental policies, we built most of our plants to ensure a high degree of flexibility in the types of fuel that they can use), and (ii) costs arising from our inability to fulfill our Nigerian LNG contract because of the Italian government’s failure to allow construction of a required regasification terminal. The April 2003 law provides that for periods after January 1, 2004, we will be limited to recovering only those stranded costs associated with the Nigerian LNG contract.
      In August 2004, the MEF and the Ministry of Productive Activities issued a joint decree that determined the overall amount of stranded costs we are entitled to recover. On December 1, 2004, following the European Commission’s approval of the decree pursuant to the state aid rules of the European Union, we became entitled to recover approximately €513 million on account of stranded costs related to our generation plants for the period 2000-2003. The amount of stranded costs related to the Nigerian LNG contract we are entitled to recover was determined to be approximately €555 million in respect of the 2000-2003 period and approximately €910 million in respect of the 2004-2009 period. Although we have not actually received these funds, in 2004 we recorded related revenues of €1,219 million, the amount we became entitled to receive in respect of 2004 and prior years under the August 2004 decree. The timing and manner in which these amounts are to be paid to us will be established in a future decree, which is currently under consideration by the Italian government. This future decree will also be submitted to the European Commission.

Continuity and Quality of Service Regulation
      Since July 1, 2000, the Energy Authority has issued guidelines setting targets for electricity service continuity and quality. Continuity of service is measured by the frequency and total duration in minutes of service interruptions and is assessed with reference to annual targets set by the Energy Authority. Quality of service is measured in terms of waiting time for the performance of the most frequent commercial activities (such as connection cost estimates, connections, disconnections and reconnections).
      The Energy Authority has instituted an incentive system whereby it grants bonuses to companies that exceed its targets for continuity of service and imposes penalties on companies that fail to meet them. We have consistently exceeded our continuity of service targets since 2000. Distributors that outperform the targets are paid their bonuses through a component of the tariff structure. In 2004, we received a €205 million bonus for having outperformed the continuity of service targets in 2003. We expect to receive at least €45 million in bonus payments with respect to our continuity of service performance in 2004.
      With respect to quality of service, if a distribution company fails to meet standards set by the Energy Authority in providing a particular service to a customer, the company is required to reimburse that customer an amount that is fixed by the Energy Authority. We have achieved most of the quality of service targets set by the Energy Authority, and have not been required to make material reimbursements.
      In May 2005, the Energy Authority issued a consultation document, subject to public comment through June 30, 2005, proposing to institute a system of automatic compensation payable by electricity distributors to affected customers in the event of a blackout of other prolonged service interruption. Under these proposals, compensation would be payable by a distributor that fails to restore service within eight hours of the start of such an interruption not caused by damage to the distributor’s facilities, or within 24 hours when damage to the distributor’s facilities is involved. The Energy Authority’s proposals also provide for incentive mechanisms for distributors to restore service as soon as possible in the event of a widespread and prolonged service interruption.
      We believe that the level of revenues expected under the current tariff structure will allow us and other distributors to cover the costs we need to incur to meet the continuity and quality of service targets set by the Energy Authority. See also “— Business — The Enel Group — Sales, Infrastructure and Networks — Quality of network service.”

Promotion of Renewable Resources
      In 1992, the Comitato Interministeriale Prezzi, an Italian governmental committee, issued Regulation 6/92 (“CIP 6”), which established incentives for new generation plants using renewable resources and for the sale of electricity produced from renewable resources. Initially under the CIP 6 regime, we had been required to purchase substantially all of the qualifying domestic production of electricity from renewable resources at fixed prices. In November 2000, the Ministry of Productive Activities issued a decree that transferred all energy produced from renewable resources under the CIP 6 regime to the Gestore della Rete as of January 1, 2001. Under current regulations, the Gestore della Rete is required to purchase all CIP 6 electricity, which it resells to Eligible Customers and, starting from 2004, also to the Single Buyer. The Single Buyer has a right to a predefined quota of CIP 6 electricity. Until 2003, Eligible Customers obtained CIP 6 electricity pursuant to an auction mechanism; starting from 2004, they are awarded CIP 6 electricity on a pro-rata basis. The Gestore della Rete sells green certificates representing electricity from renewable resources purchased from CIP 6 producers. In July 2004, the Energy Authority estimated that total annual CIP 6 electricity production in 2004 would be equal to approximately 50 TWh, in line with the amount produced in 2003.
      The Bersani Decree provided that, starting in 2001, all companies introducing more than 100 GWh of electricity generated from conventional sources into the national transmission grid in any year must, in the following year, introduce into the national transmission grid an amount of electricity produced from newly qualified renewable resources equal to at least 2% of the amount of such excess over 100 GWh, net of co-generation, self-consumption and exports. Electricity from renewable resources may be produced directly or purchased from other producers who have obtained tradable “green certificates” representing a fixed amount of electricity certified as generated from renewable resources.
      In addition, the Bersani Decree directs the transmission system operator, currently the Gestore della Rete, to dispatch electricity into the national transmission grid so that energy produced from qualified renewable resources takes priority over other types of electricity.

      An EU directive issued in September 2001 set targets for energy production from renewable resources, requiring that by 2010 a share equal to 22% of total electricity consumed in the EU be generated from renewable resources and providing recommended national targets to achieve this goal. Italy adopted legislation to implement this directive in December 2003, setting a 22.5% target for total production of electricity from renewable resources by 2010, lower than the 25% target for Italy recommended in the EU directive. December 2003 legislation amending the Bersani Decree provided for a progressive increase in the 2% share of electricity produced from newly qualified renewable resources electricity generators are required to introduce into the national transmission grid. For 2004, the percentage was increased to 2.35%, and this level will increase by a further 0.35 percentage points in each of 2005 and 2006. Further increases may be implemented for the three-year periods starting in 2007 and 2010.

Hydroelectric Power
      Under the Bersani Decree, all of our licenses for the generation of electricity from large bodies of water, which had originally been granted to us for an indeterminate period of time, were instead to expire in April 2029. In addition, the Bersani Decree automatically extended to December 31, 2010, the term of all hydroelectric licenses for the generation of electricity from large bodies of water that were granted to other electricity producers and were scheduled to expire before such date. All hydroelectric licenses expiring after December 31, 2010, were to retain their original expiration date. The decree also provided that in any bidding contest, an existing license holder would enjoy preferential treatment over competitors in the case of equal bids.
      In January 2004, the European Commission determined that certain of the Italian regulations regarding hydroelectric concessions were contrary to EU law. In particular, the European Commission objected to the renewal preferences granted to existing holders of concessions (and in the region of Trentino-Alto Adige, to the operator controlled by the local authorities) upon the expiry of those concessions, as well as to the fact that the regulations provided for the expiration of all concessions in 2029 (and for the region of Trentino-Alto Adige, in 2010), even though these concessions had previously been of perpetual duration.
      In 2005, the Italian parliament passed a law directing the Italian government to amend by May 2006 the provisions of the Bersani Decree that extended the duration of our hydroelectric concessions, as well as those which accord to us and all other current license holders preferential treatment in any bidding contest. Please see “Item 3. Key Information — Risk Factors — Risks Related to Our Energy Business — A European Commission challenge to Italian regulations on hydroelectric concessions could adversely affect our business, financial condition and results of operations.”

Taxes
      Since January 1, 2001, consumers of electricity services have been subject to three indirect taxes, the first two of which are not applicable to residential customers whose consumption is below certain specified thresholds, qualifying them for a social protection scheme:

•	A state tax for residential uses (of €0.0047/kWh) and for other uses (of €0.0031/kWh excluding users with consumption over 1.2 GWh per month);

•	Additional local taxes that vary from €0.0093/kWh up to a maximum of €0.0204/kWh; and

•	Value-added tax of 20% for all users with the exception of residential and industrial customers (who are taxed at a rate of 10%).
Gas Regulation
      Italian regulations enacted in May 2000 pursuant to EU Directive 98/30 (which mandated the general liberalization of natural gas markets in the member states) seek to introduce competition into the Italian natural gas market through the liberalization of the import, export, transport, dispatching, distribution and sale of gas.

Gas Eligible and Non-Eligible Customers
      Until December 31, 2002, only certain large consumers, known as Gas Eligible Customers, were able to freely choose their supplier of natural gas. During the same period, customers, mainly residential, who did not qualify as Gas Eligible Customers, or Gas Non-Eligible Customers, were obliged to purchase gas from distributors operating in their local area at a tariff set by the Energy Authority. Since January 1, 2003, all customers have had direct access to the natural gas system and the right to freely choose their natural gas supplier. However, natural gas suppliers and distributors are still subject to regulation with respect to the tariffs they may charge customers who were considered Gas Non-Eligible Customers at that date. Please see “— Distribution tariffs and sale tariffs for Gas Non-Eligible Customers” below.

Transport and storage
      Companies engaged in the transport and dispatching of gas must allow access to their gas transport networks to third parties, provided that they have enough capacity and that giving such access is economically and technically feasible. Transport fees are established by the Energy Authority based on proposals from the individual operators.
      Operators of natural gas storage facilities must obtain a concession from the Ministry of Productive Activities and are required to provide storage services to third parties upon request, provided that they have enough capacity and that giving such storage services is economically and technically feasible. In addition, importers are required to maintain storage reserves equal to 10% of the gas they import from countries outside the EU.

Distribution and Sale of Gas
      The term distribution refers to the transport of gas through local networks for delivery to customer premises. Since January 1, 2002, gas distribution activities may be carried out only by companies that are not otherwise engaged in the natural gas industry, and gas sales to end users may be made only by companies that are not otherwise engaged in the natural gas industry except as importers, producers or wholesalers.
      The Marzano Law also provides incentives for investment in new natural gas pipelines and LNG regasification terminals by exempting the investing entity from the obligation to provide third-party access to not less than 80% of the capacity of the new facilities for a period of not less than 20 years. We expect these investment incentives eventually to lead to increased competition in the gas distribution sector.

Restrictions on Sale and Imports of Gas
      The sale of gas to end users is made under an authorization granted by the Ministry of Productive Activities, which both Enel Gas and Enel Trade have obtained. Enel Trade is also authorized to import gas to be sold to power plants and wholesalers. For each year from January 1, 2003, to December 31, 2010, no single operator is allowed to hold a market share higher than 50% of domestic sales to final customers. In 2004, based on data provided by Anigas, the Italian association of natural gas distribution companies, Enel Gas had a market share in sales of natural gas to final customers of approximately 11.6%. In addition, no single operator is allowed to introduce imported or national gas into the domestic transmission grid in a quantity exceeding a specified percentage of the total, set at 75% in 2002 and decreasing by two percentage points each year thereafter, to 61% in 2010. The applicable percentage is calculated net of quantities of gas consumed by the relevant operator or by its controlled or affiliated companies.

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

      Prior to enactment of the Marzano Law, gas distribution concessions awarded prior to May 2000 by means other than competitive tender expired by law at the earlier of their original expiration date or December 31, 2005, with the expiration date extendible for up to five years under certain conditions. The Marzano Law, as interpreted by the Ministry of Productive Activities in November 2004, provided instead that these concessions are to expire at the earlier of their original expiration date or December 31, 2007, with the expiration date still extendible for up to five years under certain conditions. Under the same law, local authorities have the power to extend the expiration date from December 31, 2007 to December 31, 2008. However, certain local authorities do not accept this revision of the expiration date, and have passed measures that would terminate gas distribution concessions in their jurisdictions on December 31, 2005. Please see “Item 3. Key Information — Risk Factors — Risks Relating to Our Energy Business — We are dependent on government concessions for our electricity and gas distribution businesses” and “Item 8. Financial Information — Other Financial Information — Legal Proceedings — Gas concessions.”

Distribution Tariffs and Sales Tariffs for Gas Non-Eligible Customers
      In December 2000, pursuant to Italian regulations, the Energy Authority identified tariff criteria that we and other gas distributors and suppliers must apply in setting tariffs for the distribution and the supply of gas to Gas Non-Eligible Customers. The tariff criteria for both distribution and supply include a fixed and a variable component reflecting the balance between fixed and variable costs incurred by distributors and suppliers, respectively, and operate to impose a cap on the rates gas distributors and suppliers may charge. The portion of the variable component in the sale tariff relating to the cost of natural gas is revised on a quarterly basis.
      For distributors, the tariff criteria generally take into account average capital costs, as determined by the Energy Authority based on a sample of selected operators. However, since June 2002, the Energy Authority has permitted distributors to set their rates based on actually incurred capital costs if such costs can be adequately proven.
      New distribution tariffs for the period October 2004-September 2008 have been issued by the Energy Authority. However, in February 2005, the Administrative Tribunal of Lombardy annulled the Energy Authority’s new tariffs. As a consequence, pending action from the Energy Authority to revise the tariff mechanism, the old tariffs remain applicable. In any event, we do not expect any such revisions to have a material impact on our gas business going forward and, should the new tariffs require adjustments, we will be entitled to modify customers’ bills accordingly.
      From 2004, distributors are also bound by regulations concerning quality of services. So far, the Energy Authority has introduced penalties for distributors that do not comply with applicable quality of service targets, and is also expected to introduce a system of bonus payments for distributors who outperform these targets.
      For suppliers, prices charged to Gas Non-Eligible Customers were supposed to be freely set from January 1, 2003. However, in December 2002, the Energy Authority imposed a transitory regime under which suppliers were obliged to continue to supply former Gas Non-Eligible Customers using the tariff criteria established by the Energy Authority and in effect at December 31, 2002, if the Gas Non-Eligible Customers so requested. In December 2003, the Energy Authority established new tariff criteria applicable as of January 1, 2004. By July 31, 2005, the Energy Authority is expected to decide whether to allow suppliers to freely set the prices charged to Gas Non-Eligible Customers.
Environmental Matters
      Our electricity and other operations are subject to extensive environmental regulation, including laws adopted by the Italian parliament or government to implement regulations and directives adopted by the European Union and international agreements on the environment.
      The principal objective of our environmental policy is to comply with all relevant legislation and to seek to reduce adverse effects that our activities may have on the environment. Since 1996, we have taken the initiative of publishing an annual environmental report. In 2002, we also started publishing a sustainability report, which contains an environmental section. We believe that environmental performance will represent an increasingly important competitive factor in a liberalized market.

      Environmental regulations affecting our business primarily relate to air emissions, water pollution, waste disposal, noise and the clean up of contaminated sites. The principal air emissions of fossil-fueled electricity generation that pollute the atmosphere are sulfur dioxide (SO2), nitrogen oxides (NOx), and particulate matter. A primary focus of the environmental regulations applicable to our business is an effort to reduce these emissions. We have also given particular attention to seeking to minimize the impact of electromagnetic fields and carbon dioxide (CO2) and other greenhouse gas (“GHG”) emissions.

Electromagnetic Fields
      The Italian government adopted regulations in 1992 and 1995 relating to exposure to electromagnetic fields applicable to low frequency infrastructure, such as that used for the transmission, distribution and consumption of electricity. These regulations set two types of limits: maximum levels of exposure to electromagnetic fields from new and existing transmission and distribution lines and distribution substations, and minimum distances between transmission or high-voltage distribution lines or substations and residential buildings, office buildings and similarly habited areas for lines built after the adoption of the 1992 regulation. In 1998, the Italian government adopted further regulations setting limits on exposure to electromagnetic fields generated by high frequency infrastructure, such as the transmission stations used to provide mobile telephone services.
      In February 2001, the Italian parliament passed a framework law on electromagnetic field exposure amending these earlier regulations. The 2001 law is intended to protect the general public and workers against alleged potential long-term health effects of exposure to electromagnetic fields generated by both low frequency and high-frequency infrastructures. The law has made it more difficult to install new transmission and distribution lines and substations.
      Furthermore, the 2001 law provides for the adoption and implementation of programs to restructure electricity transmission and distribution lines, substations and high frequency infrastructures, in accordance with maximum exposure levels. In 2003, two governmental decrees were enacted providing for measures to implement the 2001 law and setting maximum exposure levels, precaution levels and quality targets. However, these measures have not yet taken effect, as they require action from the Italian Authority for Environmental Protection that has not yet been taken.
      We believe that the costs of complying with these measures, including costs for the related restructuring described above, will not have a material impact on our results of operations.
      In addition, the Bersani Decree required the Gestore della Rete to pay Terna and other owners of transmission lines consideration for the use of the lines which adequately reflects the costs the owners incurred to comply with regulatory requirements. Please see “Item 3. Key Information — Risk Factors — Other Risks Relating to Our Businesses — We may incur significant capital expenditures to comply with legislation on electromagnetic fields; we may not be fully reimbursed for these capital expenditures” for a more detailed discussion of the risks electromagnetic field-related regulation poses for our business. Please see “Item 8. Financial Information — Other Financial Information — Legal Proceedings” for a discussion of certain legal proceedings against us relating to electromagnetic fields.

CO2 Emissions
      Both the European Union and Italy are signatories to the Kyoto Protocol, which was signed under the United Nations Framework Convention on Climate Change. In accordance with a burden-sharing agreement among EU member states, Italy has set a target to reduce emissions of CO2 and the other GHGs listed in the Kyoto Protocol over the 2008-2012 period by 6.5% from their 1990 levels. As of 2002, we produced approximately 16% of total GHG emissions in Italy.
      In implementing the Kyoto protocol, on November 19, 1998, the Italian inter-ministerial committee for economic planning issued the guidelines for Italian policies and measures for the reduction of GHG emissions in order to implement the Kyoto Protocol. These guidelines set targets for CO2 and other GHG emissions to be achieved through measures concerning various sectors of the Italian economy, including a reduction of carbon produced in thermal electricity generation, an increased use of electricity generation from renewable resources and demand-side management to increase the efficiency of energy use. Furthermore, the guidelines promote certain projects aimed at the development of so called clean energy.
      In July 2000, we signed a voluntary undertaking with the Environment Ministry and the Ministry of Productive Activities to reduce the annual level of CO2 emissions produced by our plants during the period between 2002 and 2006 from our level of emissions in 1990. The undertaking anticipates a number of measures to reduce GHGs emissions, including employing high-efficiency technologies, such as combined cycle conversions, promoting the use of renewable resources and developing innovative generation technologies.
      In January 1999, the Italian government introduced a carbon tax in accordance with European Union directives. Under the current Italian legislation, the amount of the tax, which is based on fossil fuel consumption, although initially scheduled to increase on an annual basis from 1999 through 2005, has been frozen at the level for 1999. The relevant EU directives provide for a periodic review of this tax, including its possible abolition. We and other European electricity companies believe that with the introduction of the emission trading rules from January 2005, the carbon tax should be abolished in order to avoid market distortion and double taxation.
      In 2002 and 2003, our carbon tax liability amounted to approximately €42.5 million and €39.8 million, respectively. In 2004, our carbon tax liability amounted to approximately €40 million.
      With a view to ensuring compliance with the Kyoto Protocol, in 2003, the EU adopted an Emission Trading Directive establishing a scheme for GHG emission allowance trading. Italian legislation implementing this directive came into force at the end of 2004. In October 2004, the EU also passed another directive (the so-called “linking directive”), which amended the Emission Trading directive to allow the use of other flexible mechanisms for limiting GHG emissions. In 2005, Italy passed a framework law that will permit it to implement this linking directive.
      The Emission Trading Directive required that each member state submit to the European Commission a proposal on how it plans to comply with the directive’s emission limits. This proposal is to consist of an allocation plan by which each member state sets CO2 emissions thresholds for the 2005-2007 period for various industries, including the energy sector, and must provide for fines to be imposed on entities whose emissions exceed these thresholds. In 2006, the allowable levels for the 2008 to 2012 period will be established.
      In July 2004, the Environment Ministry and the Ministry of Productive Activities submitted to the European Commission a national allocation plan for Italy. Under the national allocation plan, the thresholds for thermal power plants would vary depending on the type of fuel burned, so as not to disadvantage plants that burn fuels such as coal, which generate higher levels of emissions. In December 2004, the Italian government put in place the procedures necessary to authorize plants to emit GHGs and for it to gather the necessary information to grant emission rights. We received the relevant authorizations for our power plants in December 2004. In an amendment to the national allocation plan published in February 2005, the Enel Group was assigned emissions quotas of 54 million, 45 million and 45 million metric tons of CO2 for the years 2005, 2006 and 2007, respectively.
      On May 25, 2005, the European Commission approved Italy’s national allocation plan, including, however, modifications that reduce the allowable emissions assigned to Italy by 9% (from 255 million metric tons to 232 million per year) and therefore require a revision to the February 2005 emissions quota allocations. The Environment Ministry and the Ministry of Productive Activities are currently working to allocate the overall allowable emissions levels among the various operators in the industries that are subject to the regulations. In 2006, the ministries will establish the allowable levels for the 2008 to 2012 period.
      Should the final allocation be insufficient, we could be required to purchase emissions trading rights on the market, which could result in an increase in our electricity generation costs. At May 31, 2005, the weighted average price over the prior six months for one emission trading right for the years 2005, 2006 and 2007 was approximately €13.

      We plan to comply with the Emission Trading Directive limits and Italian implementing legislation through:

•	Conversion of existing oil-fired thermal power plants into gas-fired or high-efficiency coal-fired plants;

•	Increased renewable energy capacity; and

•	Purchases of emission rights from third parties.
      We are not able to predict what emissions levels will be allocated to the Enel Group for the 2005-2007 period, nor for any subsequent period, nor whether such allocation will be sufficient to meet our production needs, and we cannot be certain that our current plans for our generation plants will be adequate to permit us to comply with the required levels once they are defined. Please see “Item 3. Key Information — Risk Factors — Risks Related to Our Energy Businesses — The effect of the anticipated market for CO2 emissions trading on our business is uncertain.”

SO2, NOx and Other Emissions
      The principal EU directive on air emissions affecting the electricity industry is the large combustion plants directive (“LCPD”). The LCPD requires each EU member state to establish and implement a program of progressive reduction of total SO2 emissions and total NOx emissions from generation plants licensed before July 1, 1987, and to establish emission limits for SO2, NOx and particulate matter from individual generation plants licensed after July 1, 1987. In 2001, new, more stringent emission limits were set in an amendment to the LCPD.
      Limitations on plant emissions set by Italian legislation are stricter than those envisaged in the LCPD as well as in the 2001 amendment (which Italy has not yet implemented), also requiring 5-year gradual reduction targets of aggregate emissions from plants licensed prior to July 1, 1988 through the end of 2003. We achieved the required reductions in each of the years in which they were applicable, including 2003.
      In addition, Italy is bound by an EU directive issued in 2001 mandating that member states achieve specified reduction targets on SO2, NOx volatile organic compounds and NH3 emissions by 2010. To this end, member states were required to establish and implement a program of emissions reduction in order to achieve the targets set in the directive. Italy is also a member of the Helsinki Protocol and the Oslo Protocol, which require signatory countries to reduce SO2 emissions, and the Sofia Protocol, which requires signatories to reduce NOx emissions. The requirements under these protocols have been reflected in Italian law.
      The following tables show our actual level of SO2 and NOx emissions for 2001, 2002, 2003 and 2004, and the reductions in the level of these emissions compared to 2000.
Reductions of SO2 emissions against 2000 levels

		Percentage
Year	Metric Tons	Change

	(In thousands)
2001	213	(11)
2002	187	(21)
2003	101	(58)
2004	94	(61)
Reductions of NOx emissions against 2000 levels

		Percentage
Year	Metric Tons	Change

	(In thousands)
2001	71	(8)
2002	71	(9)
2003	62	(20)
2004	56	(28)
      In addition, in 1990, Italy established a regulation limiting emissions of polluting substances from thermal plants licensed before July 1, 1988, that is more strict than the LCPD and covers a much broader range of pollutants. This regulation required that individual existing thermal plants in Italy reduce emissions to levels similar to those established under the LCPD for individual plants licensed after July 1, 1988. This regulation also provided a time schedule for the implementation of environmental compliance measures at existing plants.
      In response to this regulation, in 1990, we implemented a significant program of environmental measures that affect our entire thermal generation operation. We submitted this program to the relevant ministries of the Italian government, including those for industry, environment and health. The program was approved and provided for modifications to both physical plant and operating practices. Enel has achieved the targets the Italian regulation provided for the implementation of these environmental compliance measures for generating facilities.
      We are currently in compliance with the limits set by existing legislation. We had received a derogation from the required limits with regard to our plant at Porto Tolle pending our receipt of required authorizations to effect a conversion of the plant to make it fully compliant. While this derogation expired on December 31, 2004, we expect to complete the conversion of this plant by 2010, and meanwhile are meeting the required limits at the plant through operational means.
      In 1997, the Italian parliament imposed a tax on total SO2 and NOx emissions from thermal plants that have a nominal capacity of greater than 50 MWh. These plants are the same plants as those regulated under the LCPD. In 2002, 2003 and 2004, our costs in connection with this tax were approximately €14.4 million, €9 million and €8.4 million, respectively.

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

Water Pollution Prevention
      We are subject to environmental laws and regulations limiting heat and other characteristics of water discharges from our thermal plants and waste water from our hydroelectric plants. In May 1999, the Italian parliament adopted a new law for the prevention of the pollution of fresh and salt water, which was amended in August 2000. In the same year, the EU adopted a directive to prevent water pollution.
      Although Italy has not yet implemented this directive, we believe that the new legislation will not affect the operation of our plants, because current Italian limits are already in line with the limits it sets. Similarly, we believe that the water treatment facilities already in operation at our generation plants are in line with the new requirements on waste water.

Solid Waste Management
      In February 1997, the Italian government issued a legislative decree implementing the EU directives on solid waste management. In accordance with this decree, we increased the level of recycling of our waste.

Site Clearance
      Italian legislation provides for ground and underground inspections to evaluate the possible contamination of sites, particularly in areas declared to be of national interest, using specific chemical, physical and historical analyses. If sites we own are found to be contaminated, the current regulation requires that we undertake a program of site clearance and restoration. In that case, under new legislation, the Italian government may provide financial support for the restoration of contaminated sites located in areas of national interest. Based on our environmental compliance practices and the current regulatory regime, we do not expect to have significant liability associated with contamination of sites being inspected.

Landscape Safeguards
      We have taken the following actions to reduce the environmental impact of our distribution lines and Terna’s transmission lines:

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
      We limit our use of underground high-voltage cables to urban areas because they are significantly more expensive than aerial cables and the process of installing them may involve significant logistic and environmental problems. Between 2000 and 2003:

•	In 2003, our medium voltage aerial insulated cables and underground cables totaled 127,987 km, which represented 38.3% of our medium voltage lines, compared to 35.9% in 2000; and

•	In 2003, our low voltage aerial insulated cables and underground cables totaled 600,675 km, which represented 82.5% of our low voltage lines, compared to 80.6% in 2000.
      In 2004, due to further work on our network, the percentage of aerial insulated cables and underground cables rose to 39.0% and 82.8% for medium and low voltage lines, respectively.

Environmental Registrations, Certifications and Authorizations
      We have joined EMAS, a European Union initiative to implement a voluntary environmental management and registration system, which seeks to improve the level of environmental efficiency and disclosure of European industrial companies, and includes ISO 14001 certification for registered plants and assets. Rules concerning EMAS are contained in an EU Regulation issued in 1993. In 2001, the EU passed a new regulation which permitted the utilization of the EMAS system also for assets not used in production. Following an experimental study in order to adapt the environmental management and registration system to the high voltage transmission grid, in October 2004, Enel Distribuzione’s distribution network obtained ISO 14001 environmental certification.
      As of December 2004, plants representing approximately 70% of our net installed generating capacity had obtained ISO 14001 certification. Thirty-four plants representing approximately 28% of our net installed capacity have also obtained EMAS registration.
      In August 1999, the Italian government enacted a legislative decree implementing the 1996 EU directive on the prevention and reduction of pollution. This legislative decree requires all industrial plants to operate under a new integrated environmental license by 2007 and to make use of the best techniques available for the prevention and reduction of pollution. The new licenses set pollution limits and are reviewed every five years or at any time plants undergo significant renovation. Licenses for EMAS-registered plants are reviewed every eight years.

Cost of Compliance
      The costs of ensuring compliance with applicable environmental regulation generally consist of costs associated with equipping newly constructed facilities with required technology or modifying existing facilities to comply with applicable regulation. In 2004, environmental capital expenditures were equal to €112 million, representing 2.9% of our total capital expenditures. In 2002 and 2003, these environmental capital expendi-

tures totaled €140 million and €131 million, respectively, representing 2.5% and 3.5%, respectively, of our total capital expenditures.

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
      Under the Bersani Decree, we were required to transfer to the MEF all the shares of So.g.i.n. at no cost. The transfer was completed on November 3, 2000.
      In 2005, we have entered into agreements that we expect to lead to our entry into the nuclear power generation sector. Please see “— Business — The Enel Group — Generation and Energy Management — International Generation,” and “— Nuclear Liability” below.

Nuclear Liability
      Italy is a party to the 1960 Paris Convention on Third Party Liability in the Field of Nuclear Energy and the 1963 Brussels Supplementary Convention. Italian law implementing the conventions imposes strict liability for claims relating to nuclear plants and the transportation and storage of nuclear matter. Strict liability under Italian law means that someone does not need to be negligent in order to be found liable. The law imposes strict liability for nuclear accidents only on the entity that is the operator of the plant at the time of the accident. Consequently, we are not liable for any accident that may occur after the transfer to the MEF of So.g.i.n.’s shares on November 3, 2000, even if the cause of the accident predates the transfer. Although we are not aware of any accident that predates the transfer, we will remain liable for any accident that occurred before the transfer, even if the damage, or the accident itself, is discovered in the future. The operator of the plant may claim reimbursement from a third party which has contributed to the cause of the accident for any sums it may have to pay but only if that party has accepted liability contractually or is a physical person who has intentionally caused the damage. Italian law implementing the conventions imposes a maximum period of ten years from the date of the accident in which someone claiming damages must bring claims. At the time of our transfer of So.g.i.n.’s shares, we represented to the Treasury that we had performed, on a regular basis, every required test on our nuclear plants and that we were not aware, with respect to all nuclear assets owned by So.g.i.n., of any event which might be the source of civil liability for nuclear operations.
      Under Italian law and in accordance with the Paris Convention, direct liability arising from nuclear liability claims is limited to five million International Monetary Fund Special Drawing Rights (“SDRs”) per accident. Under Italian law, to the extent any claim exceeds five million SDRs, someone claiming damages may sue us for only five million SDRs and must sue the Italian government for the excess liability up to 175 million SDRs. If the claim is in excess of 175 million SDRs, that person must sue the signatories to the conventions, but then only for the excess liability up to 300 million SDRs. However, the Italian government can claim reimbursement from us for any sums it may have to pay because of a nuclear accident arising from negligence on our part. On May 13, 2005, five million SDRs equaled approximately €5.9 million.

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
      As noted above, in February 2005, we agreed to acquire power generation operations in Slovakia that include nuclear power plant facilities. We expect the this transaction to close by the end of 2005. Slovakia is a party to the Vienna Convention on Civil Liability for Nuclear Damages, under which operators of nuclear installations have strict liability, and, as under the Paris Convention, liability is limited in amount and in time; it also addresses the insurance coverage nuclear operators (including SE) are required to have.
      On May 30, 2005, we entered into a memorandum of understanding with EDF regarding an industrial partnership that would permit us to invest in the French electricity market, including in EDF’s latest generation European Pressurized Water Reactor, or “EPR,” nuclear power plant project. Under the memorandum of understanding, EDF will be the operator of the power plant, and will bear any related nuclear civil liability. Please see “— The Enel Group — Generation and Energy Management — International Generation.”
Telecommunications Regulation
      The Communications Authority and the Minister of Communications regulate all aspects of the fixed-line telephony and mobile telephony services and Internet markets. Their regulatory powers include licensing, interconnection, frequency allocation, numbering, universal service obligation, tariff regulation and rebalancing and arbitration of disputes between carriers. Previous Italian regulations required telecommunications operators to obtain a license from the Minister of Communications to provide fixed-line voice or mobile telephony, or an authorization to provide data transmission, Internet services and all other services; an authorization is considered to have been obtained by the operator upon such operator’s notice to the Minister of Communications of its intention to start offering telecommunications services subject to authorization unless the Minister of Communications objects to such intention.
      Following the implementation of European directives that created a new regulatory framework for telecommunications in 2003, fixed-line voice telephony services and mobile telephony services will no longer be subject to a license requirement, although existing license holders, including mobile telephony operators, will continue to operate under existing licenses until they expire. Under the new framework, all operators will simply need an authorization from the Minister of Communications.
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
      The Communications Authority has the following main objectives:

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

Universal Service
      Current regulations allow the Communications Authority to require other voice telephony operators to compensate Telecom Italia for the costs the former incumbent provider incurs in connection with its obligation to provide universal service, defined as a minimum set of services of a given quality, available to end users regardless of their geographical location and at an affordable price. In 2002, the Communications Authority required Wind and Infostrada to pay approximately €1.5 million and €0.8 million, respectively, in respect of this obligation for the year 2001. With a decision issued in 2004, the Communications Authority has required Wind to pay €3.9 million for the year 2002. No decision has yet been issued for the years 2003 or 2004.

Fixed-line Voice Telephony
      The Communications Authority and the Minister of Communications have implemented measures to promote competition in the fixed-line voice telephony services market, such as:

•	carrier selection, which allows customers to select carriers on a call-by-call basis for both long-distance and local calls by dialing a set prefix before making a call;

•	carrier pre-selection, which allows customers to use alternative carriers’ networks for all of their local, long-distance, fixed- to-mobile and international calls without dialing a carrier selection code;

•	number portability, which allows customers to keep the same telephone number when they change carrier; and

•	unbundling of the local loop of Telecom Italia, which allows competing carriers access to the so-called “last mile,” or the wires leading directly into customers’ homes or offices.
      In addition, Telecom Italia is subject to a price cap for fixed-line telephony services to final customers. Also, Telecom Italia is required to offer access to its network so as to enable its competitors to offer high-speed Internet access or x-DSL services under economic conditions set forth by the Communications Authority.

Mobile Telephony
      Telecom Italia Mobile, Vodafone Omnitel, Wind and “3” are the current operators in the Italian mobile telephony services market. Pursuant to a Communications Authority determination adopted originally in 1999 and subsequently confirmed in 2002 and 2003, Telecom Italia Mobile and Vodafone Omnitel are operators with significant market power and, as such, must offer fixed-line operators non-discriminatory and cost-based interconnection rates for terminating calls.
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
Property, Plants and Equipment
      At December 31, 2004, we had 758 generating plants, consisting of thermal, hydroelectric, geothermal and other renewable resources facilities, 595 of which were located in Italy. For further information with respect to our plants, please see “— Business — The Enel Group — Generation and Energy Management.” As of December 31, 2004, the transmission grid that Terna owns, which constituted more than 90% of the national electricity transmission grid, consisted of a total of approximately 38,696 km of lines and 300 primary transformer stations. For a description of such properties and related construction, expansion and improvement plans, please see “— Business — The Enel Group — Transmission.” We own the principal electricity distribution network in Italy, which consisted, at December 31, 2004, of a total of 1,089,845 km of lines, mostly medium and low voltage, and 412,670 primary and secondary transformer substations. For a description of such properties and related construction, expansion and improvement plans, please see “— Business — The Enel Group — Capital Investment Program — Sales, Infrastructure and Networks.” At December 31, 2004, through Wind, we owned approximately 18,300 km of fiber optic cable for the provision of telecommunications services. For a description of such properties and related construction, expansion and improvement plans, please see “— Business — The Enel Group — Telecommunications.” At December 31, 2004, we owned real estate, mainly in Italy, with an approximate net book value of €818 million, consisting mainly of office buildings and other commercial properties and to a lesser extent residential real estate. For a description of our real estate properties and activities, please see “— Business — The Enel Group — Services and Other Activities — Real estate and other services.”
      Management believes that our significant properties are in good condition and that they are adequate to meet our needs.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Summary of Results
      In 2004, our consolidated operating revenues increased by 16.5%, from €31,317 million in 2003 to €36,489 million. Our operating expenses, including depreciation and amortization expenses, increased by 13.5% from €26,585 million in 2003 to €30,164 million. Our operating income increased by 33.7%, from €4,732 million in 2003 to €6,325 million. Our net financial expenses amounted to €1,103 million, a decrease of 2.4% as compared to €1,130 million in 2003. Total extraordinary income and expenses amounted to net expenses of €818 million, as compared with net expenses of €136 million recorded in 2003. Our net income increased by 7.9% from €2,509 million in 2003 to €2,706 million in 2004. These results of operations are calculated in accordance with Italian GAAP.
      Our principal measure of liquidity is net financial indebtedness, which was €24,296 million at December 31, 2004, as compared to €24,174 million at December 31, 2003. Net financial indebtedness is a non-Italian GAAP measure; cash at banks and marketable securities, the most directly comparable Italian GAAP measure, was €364 million at December 31, 2004, as compared to €452 million at December 31, 2003. Please see “— Liquidity and Capital Resources — Capital Resources” for a reconciliation of net financial indebtedness to cash at banks and marketable securities. As of December 31, 2004, we had 61,898 employees, as compared to 64,770 as of December 31, 2003.
      We are required to adopt international financial reporting standards (“IFRS”) in the preparation of our consolidated financial statements for 2005 (please see “— Process of Transition to International Financial Reporting Standards”). On May 12, 2005, we published our IFRS interim report for the quarter ended on March 31, 2005, which has not been audited; in that report, we restated our results for the first quarter of 2004 in accordance with IFRS for comparative purposes. In accordance with IFRS 1, we also included in our quarterly report a reconciliation to IFRS of our Italian GAAP consolidated stockholders’ equity as of January 1, 2004 and December 31, 2004 and our net income (before minority interest) for the year ended December 31, 2004. The financial information below as of January 1, 2004, as of and for the year ended December 31, 2004 and that included in the first quarter report as indicated above, have been prepared in accordance with those IFRS standards and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”) issued and effective, or issued and early adopted, at May 12, 2005, as if such standards were in effect as of December 31, 2005. The IFRS standards and IFRIC interpretations that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time we prepared this financial information. Accordingly, such information is preliminary and is subject to change related to new IFRS standards that become effective between May 13, 2005 and December 31, 2005 and new promulgated interpretations with regard to existing standards. In this regard, practice with respect to the interpretations and application of standards continues to evolve.
As compared to our results of operations for the first quarter of 2004 as restated in accordance with IFRS, our operating revenues increased by 21.4%, from €7,981 million in the first quarter of 2004 to €9,685 million; our operating expenses, including depreciation and amortization expenses, increased by 28.6% from €6,258 million in the first quarter of 2004 to €8,047 million; our operating income decreased by 4.9%, from €1,723 million in the first quarter of 2004 to €1,638 million; our net financial expenses amounted to €231 million, as compared to €408 million in the first quarter of 2004; and our net income increased by 5.3%, from €729 million in the first quarter of 2004 to €768 million.
The Electricity Market Regulatory Framework

Overview
      Our financial results have been and will be affected to a large extent by the developments in the regulatory framework for the Italian electricity market, which was first opened to competition by the Bersani Decree in 1999 and has been subsequently further liberalized by EU and national legislation. The Bersani Decree also provided for the first time that certain customers, also known as Eligible Customers, could freely choose their supplier and buy electricity on the free market at negotiated prices. This freedom has been progressively extended, starting with customers with high consumption thresholds to all non-residential customers as of July 1, 2004. In 2007, all customers will become Eligible Customers. Currently, Non-Eligible Customers must purchase electricity from their local distribution company. The price of electricity for Non-Eligible Customers is set by the Energy Authority.
      On April 1, 2004, the Italian power exchange, a virtual marketplace for the trading of electricity, started operations. The Single Buyer, a state-owned entity entrusted with the responsibility of purchasing all of the electricity to be supplied to the regulated market, also started operations on that date. Please see “— Comparability of Information — Regulatory and Other Developments” for a description of the impact of the start of operation of the Italian power exchange and the Single Buyer on our results in 2004.
      Since the start of the liberalization of the market, the Italian Energy Authority, the Italian Antitrust Authority and the European Commission have adopted several measures to further competition and constantly monitor the market in order to reduce the risk of abuses of market power. Furthermore, under the Bersani Decree, no single company or group may have more than a 50% market share of the electricity generation and import market after January 1, 2003, which limit resulted in our sale of the Gencos.
      In 2004, a governmental decree provided for the transfer by the Gestore della Rete to Terna of management and operation of the national transmission grid by October 31, 2005. Following such transfer, no electricity operator, including us, will be entitled to control more than 5% of the voting rights with respect to the appointment of Terna’s directors. Also, Enel is required to reduce its shareholding in Terna to no more than 20% by July 1, 2007. In February 2005, Terna and the Gestore della Rete entered into an agreement for the transfer to Terna of the grid management activities. The transaction remains subject to Antitrust Authority approvals.
      Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation” for a more detailed discussion of the regulatory framework of the electricity market and “Item 3. Key Informa-

tion — Risk Factors — Risks Relating to Our Energy Business” for a discussion of the principal regulatory and other risks we face.

Tariffs and Prices
      Most of our operating revenues come from the sale of electricity. The price of electricity has historically been determined by a system of tariffs. Since the liberalization of the electricity market, the Energy Authority sets tariffs for electricity sold on the regulated market and updates them periodically. The Energy Authority also sets transport charges payable by all customers for the transmission and distribution of electricity. Electricity on the free market can be bought through bilateral contracts or on the Italian power exchange.
      Our operating revenues from electricity operations are directly related to the level of transport charges and the price of electricity for the regulated market. In addition, our revenues also include system charges. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — Tariff Structure” for a more detailed discussion of these charges.
      The tariff regime that applied in the period from 2002 through February 2004 included:

•	a “generation cost component,” reflecting fuel costs; and

•	the application of global price-cap reductions to transmission and distribution transport charges.
      In 2004, the Energy Authority set new base tariffs for the 2004-2007 period, which have been in force since February 1, 2004. The Energy Authority has estimated that the new tariff regime in place for 2004-2007 will result in a reduction of the overall tariff paid by regulated market customers of approximately 13% in real terms (assuming no change in fuel costs and system charges) during the period. The actual impact of tariff levels on our revenues depends on a number of factors, including the volume of electricity we sell in the regulated market, the fuel costs incurred and the mix of customers we serve.
      Prices for electricity sold on the Italian power exchange are determined on the basis of competitive bidding (please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Italian Power Exchange”). Prices on the Italian power exchange also influence the generation cost component of the tariff, which is now calculated by the Energy Authority every three months on the basis of an estimate of the average costs that the Single Buyer incurs for the procurement of electricity, both on the Italian power exchange and through bilateral contracts.
      Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Tariff Structure” for a more detailed discussion of electricity charges.

Macroeconomic Factors
      Electricity demand in Italy grew by 0.4% in 2004, after having grown by 3.2% in 2003 and by 1.9% in 2002. Growth in demand for electricity is determined by a variety of factors, including the rate of economic growth, the level of business activity and weather conditions. Please see “Item 4. Information on the Company — Business — The Enel Group — Italian Electricity Demand” for more information about Italian electricity demand in the period.
      Interest rates in Italy and the rest of Europe have declined in recent years, reflecting the general slowdown of the economy. The weighted average interest rate on our long-term debt declined from 4.6% as of December 31, 2002 to 4.1% as of December 31, 2003, and 3.8% as of December 31, 2004. Our financing costs increase or decrease in line with changes in interest rates.
      Although historically we were insulated to a significant extent from the economic effect of fluctuations in fuel prices through the application of the fuel cost component of the tariff described above, time lags between our actual purchase of fuel and the calculation and payment to us of such fuel cost component affected our revenues and income. As a result of the introduction of the Italian power exchange, which began operations on April 1, 2004, and increases in the number of consumers qualifying as Eligible Customers, we now face increased risks relating to fuel price fluctuations, which we attempt to manage through implementation of our hedging policy. Please see “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Price Risk Management and Market Risk Information” for a more detailed description of our hedging policy.

Critical Accounting Policies
      Our results of operations, as presented below, are based on the application of Italian GAAP. The application of these principles often requires management to make certain judgments, assumptions and estimates that may result in different financial presentations. We believe that certain accounting principles are critical in terms of understanding our financial statements. We believe that our most critical accounting policies relate to the following.
      Use of estimates. The preparation of financial statements in conformity with Italian GAAP requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain accounting principles require subjective and complex judgments used in the preparation of financial statements. Accordingly, a different financial presentation could result depending on the judgment, estimates or assumptions that are used. Such estimates and assumptions, include, but are not specifically limited to: depreciation, amortization, interest rates, discount rates, future commodity prices, investment returns, impact of new accounting standards, international economic policy, future costs associated with long-term contractual obligations and future compliance costs associated with environmental regulations. Actual results could materially differ from those estimates or assumptions. Effective January 1, 2004, the economic depreciation rates of certain assets related to the distribution network of our Sales, Infrastructure and Networks segment were revised in order to better reflect the estimated economic useful life of these facilities. Please see “Increased estimates of the useful lives of certain distribution assets” in “— Comparability of Information — Regulatory and Other Developments.”
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
      Realization of deferred tax assets. As of December 31, 2004, we had assets recorded for tax loss carry-forwards related primarily to our telecommunications segment. We have recorded our deferred tax assets in an amount that we believe is more likely than not to be recovered. The recoverability of the deferred tax assets associated with the tax loss carry-forwards of such entities are subject to the achievement of future profitability by the merged entities. While we have considered future taxable income and used ongoing prudent tax planning strategies in assessing the need for valuation allowances, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, the resulting adjustment to the deferred tax assets would be charged to income in the period such determination was made.
      Litigation. We are defendants in a number of legal proceedings incidental to the generation, transmission and distribution of electricity. Because of the nature of these proceedings, it is not possible to predict the ultimate outcomes of certain of these matters, some of which may be unfavorable to us. However, provisions are made for all significant liabilities where it has been determined by legal advisors that an unfavorable outcome is probable and the amount of loss is estimable. A number of disputes are pending in relation to urban planning, landscape and environmental matters (mainly related to exposure to electromagnetic fields) linked to the construction and operation of several of our generating plants and power lines. The examination of such disputes, including on the basis of legal advice, leads us to believe that unfavorable outcomes would be a remote possibility. While the possibility is remote, the risk that a limited number of cases might have unfavorable outcomes, which could entail the payment of damages, cannot be ruled out. At the present time, the possible imposition and magnitude of any such damages are not predictable and, we have, therefore, not accrued any liabilities for these disputes.
      Allowance for doubtful accounts. The allowance for doubtful accounts reflects our estimate of losses inherent in our credit portfolio. We have established provisions for expected credit losses, based on past experience with similar receivables, including current and historical past due amounts, write-offs and collections, the careful monitoring of portfolio credit quality and the current and projected economic and market conditions. We believe that our reserves are adequate; however, different assumptions or changes in economic circumstances could result in changes to the allowance for doubtful accounts and therefore could affect earnings.

Comparability of Information
      Several factors significantly affected the inter-period comparability of the information presented in this section, including changes in market regulation and other developments, changes in our scope of consolidation and changes in our business segment presentation. These factors, which should be considered when reviewing the performance of our individual segments and of the Group as a whole, are discussed below.

Regulatory and Other Developments
      The most important regulatory developments affecting our financial results for 2004 are discussed below.

•	Start of operation of the Italian power exchange and the Single Buyer. On April 1, 2004, the Italian power exchange for the spot trading of electricity started operations and the Single Buyer became responsible for purchasing all of the electricity to be supplied to the regulated market. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation” for a detailed discussion of the Italian power exchange, the Single Buyer and related developments in the Italian electricity market. As a result of this development, since April 1, 2004, our Generation and Energy Management segment sells the electricity we produce that is destined for the regulated market to the Single Buyer, and our Sales, Infrastructure and Networks segment purchases the electricity that it distributes on the regulated market from the Single Buyer. We now record these sales and purchases as operating revenues and operating expenses, respectively. Before April 1, 2004, our Generation and Energy Management segment sold electricity for distribution on the regulated market directly to our Sales, Infrastructure and Networks segment, and the revenues and costs arising from these sales were eliminated from, and therefore not recorded in, our consolidated financial statements. As a result, both our operating revenues and operating expenses have increased substantially on a consolidated basis since April 1, 2004. However, while this change has affected the comparability of our revenues and expenses for the periods presented, it did not have a material impact on our consolidated operating income in 2004. Sales to the Single Buyer are now included in the line item “Sales to regulatory entities, sales on the free market and sales on foreign markets” in the results presented below (please see “— 2004 Compared with 2003 — Operating Revenues” for a description of this line item). For prior periods, this line item was referred to as “Sales to Eligible Customers, sales to the Gestore della Rete and sales on foreign markets,” as the Single Buyer was not fully operational. Purchases from the Single Buyer are recorded in the operating expense line item “Purchased Power.”

•	Equalization mechanism to compensate time lag in tariff setting. The prices distributors pay to the Single Buyer for electricity to be distributed on the regulated market are set monthly by the Energy Authority based on the average unit costs incurred by the Single Buyer in connection with its purchases of electricity. However, the prices that distributors may charge to end users on the regulated market are fixed by the Energy Authority on a quarterly basis. In order to minimize the effects of this discrepancy, these rules have established a price equalizing mechanism applicable for the first time in 2004. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation” for more information on the tariff system and this equalizing mechanism. We recorded €231 million in revenues in 2004 in connection with this equalizing mechanism. As this mechanism was not operational in 2003, its introduction has affected the comparability of our revenues for the periods presented, particularly with respect to our Sales, Infrastructure and Network segment.

•	Capacity payments. In order to address a current deficit in Italian generation capacity relative to rising electricity demand, the regulatory framework provides incentives to power generators both to build new capacity as well as to maintain their existing plants in good working order and available to cover sudden variations in electricity demand. In 2004, the Energy Authority established a provisional system of payments to remunerate producers that make generation capacity available to the electricity system at times of peak demand, known as “capacity payments.” Capacity payments to a given producer comprise both an amount due for capacity available on “critical” days (set by the Gestore della Rete) and a further amount payable when pool market prices fall below specified thresholds, as an extra incentive. The provisional system is expected to remain in place until the end of 2005. The Energy Authority is currently developing the definitive mechanism, which by law must be market-based and also provide incentives for new generation capacity.

•	August 2004 decree on stranded costs. Stranded costs are current costs deriving from contractual commitments or investment decisions that electricity companies undertook for reasons of public policy, at a time when the electricity markets were not yet open to competition, and could have been recovered in a monopoly regime but cannot be recovered under a regime of competitive electricity pricing. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation” for more information on stranded costs. In August 2004, the MEF and the Ministry of Productive Activities issued a joint decree that determined the overall amount of stranded costs we are entitled to recover. On December 1, 2004, following the European Commission’s approval of the decree, we became entitled to recover approximately €513 million on account of stranded costs related to our generation plants for the period 2000-2003, as well as our stranded costs related to the Nigerian LNG contract, which were determined to be €555 million in respect of the 2000-2003 period and approximately €910 million in respect of the 2004-2009 period (€151 million of which related to 2004). As a result, in 2004 we recorded as “other revenues” a total of €1,219 million arising in connection with stranded costs, the amount we became entitled to receive in respect of 2004 and prior years under the August 2004 decree. Of this total, the €513 million related to our generation plants and the €151 million related to the Nigerian LNG contract for 2004 were recorded by our Generation and Energy Management segment, and the €555 million related to the Nigerian LNG contract in respect of the 2000-2003 period were recorded by our Corporate segment. We have not actually received these funds, as the manner and timing in which these amounts are to be paid will be established in a future decree, which is currently under consideration by the Italian government.

•	Increased estimates of the useful lives of certain distribution assets. Effective January 1, 2004, on the basis of technical tests conducted by external advisors, we increased our estimates of the useful lives of certain assets related to the distribution network of our Sales, Infrastructure and Networks segment. As a consequence, the amount of depreciation expense we recorded in 2004 with respect to these assets was lower than the amount recorded for the same assets in 2003 by €518 million.

Changes in Scope of Consolidation
      The principal transactions that have resulted in changes in our scope of consolidation during the periods under review were the following:

•	the consolidation for balance sheet purposes, effective December 31, 2004, of Italgestioni and Italgestioni Gas (together, the “Italgestioni Group”), which are companies active in the distribution and sale of natural gas to end users in the provinces of Calabria and Naples, following our acquisition of these companies in December 2004;

•	the consolidation, effective October 1, 2004, of Ottogas Rete and Ottogas Vendita (together, the “Ottogas Group”), which are companies active in the distribution and sale of natural gas to end users in the area of Naples and Salerno, following our acquisition of these companies in September, 2004;

•	the deconsolidation of NewReal, a company to which we contributed certain of our real estate assets, effective as of July 1, 2004, following its disposal on July 14, 2004;

•	the consolidation, effective January 1, 2004, of Sicilmetano and Sicilmetano Energy, which are companies active in the distribution and sale of natural gas to end users in Sicily, following our acquisition of these companies in January 2004;

•	the deconsolidation, effective January 1, 2004, of our recycling and waste management companies, the Aimeri Group, which we sold in February 2004;

•	the consolidation for balance sheet purposes, as of December 31, 2003, of the assets and liabilities of Unión Fenosa, a Spanish company that generates electricity from renewable resources, which we acquired in December 2003, and, effective January 1, 2004, its consolidation on a line-by-line basis for income statement purposes;

•	the elimination of the minority interest relating to Wind following our acquisition in July 2003 from France Télécom of the 26.6% of Wind’s share capital that we did not already own;

•	the consolidation on a line-by-line basis, effective April 1, 2003, of Maritza East III Power Holding B.V. (“Maritza”), which in turn controls Maritza East III., a Bulgarian electricity generation company that we acquired in March 2003;

•	the deconsolidation of Interpower S.p.A., the third and last Genco we sold, effective as of January 1, 2003;

•	the deconsolidation of CESI S.p.A. (“CESI”) effective as of January 1, 2003, reflecting the decline of our holding to 40.9%, following the disposal of Interpower, through which we held part of our interest in CESI. CESI provided research and development services;

•	the consolidation on a line-by-line basis of Camuzzi Gazometri (“Camuzzi”, now called Enel Rete Gas), effective July 1, 2002, following our acquisition of this company. Enel Rete Gas operates natural gas distribution activities in Italy; and

•	the deconsolidation of Eurogen S.p.A., the second Genco we sold, effective as of the date of its disposal, May 31, 2002.

Business Segments
      Our reportable segments correspond to our divisions and are Generation and Energy Management, Sales, Infrastructure and Networks, Transmission, Telecommunications, Corporate and Services and Other Activities. Please see “Item 4. Information on the Company — Business — Overview” for a description of our divisions. In 2004, our management decided to re-allocate to other segments the operations that had been grouped in the International segment in 2003. These operations are now included, as appropriate, in the Generation and Energy Management and Sales, Infrastructure and Networks segments. In addition, on December 31, 2003, our Transmission segment acquired our Brazilian transmission grid businesses from our Services and Other Activities segment, the results of which have been included in the Transmission segment since January 1, 2004. In order to present segment information for the three years ended December 31, 2004, on a comparable basis, we have reclassified certain segment information for 2003 and 2002 to conform to the 2004 presentation. Our reportable segments are the following:

Generation and Energy Management. This segment corresponds to the division that is responsible for our operations related to the production of electricity and the procurement and trading of fuel for electricity generation, and includes power generation activities in Italy and abroad. This division generates operating revenues mainly from the sale of electricity to the Single Buyer (or, prior to April 1, 2004, to our Sales, Infrastructure and Networks Division), to the Gestore della Rete and other resellers in the domestic electricity market, as well as through fuel trading. The division, which procures fuel for all of the companies of the Group, also sells natural gas to our Sales, Infrastructure and Networks Division and to third parties. Since January 1, 2003, this division has also sold electricity to large electricity users, or Eligible Customers with annual electricity consumption higher than 100 GWh, which were previously served by our Sales, Infrastructure and Network division. The main companies in this division include the following: in Italy, Enel Produzione (thermal and hydroelectric generation), Enel Green Power (geothermal, hydroelectric and wind power generation), and Enel Trade (fuel procurement and trading, risk management, sales to large electricity users). We merged Enel Green Power into Enel Produzione as of June 1, 2005. Outside of Italy, this division in 2004 included Viesgo Generaciòn and EUFR in Spain, Maritza East III in Bulgaria; Enel North America in the U.S.; and Enel Latin America in Central and South America.

Sales, Infrastructure and Networks. This segment corresponds to the division that includes our electricity and gas network operations and carries out distribution and sales of electricity on the regulated market and to free market customers with an annual electricity consumption of 100 GWh or lower in Italy. It also distributes and sells natural gas to end users and provides public and art lighting services and electricity systems-related services. This division also include our electricity distribution and sales activities outside of Italy. Operating revenues at this division derive primarily from fees for transport of electricity and gas on our distribution networks, the sale of electricity on the regulated and free markets and of natural gas to end users. Starting from January 1, 2003, electricity sales to large electricity users, which were previously carried out by this division, are carried out by our Generation and Energy Management Division. The division’s electricity-related activities are carried out in Italy primarily through Enel Distribuzione (sale of electricity on the regulated market and transport of electricity on our distribution network), Deval (distribution and sales of electricity in the Valle d’Aosta area), Enel Energia (sale of electricity on the free market), Enel Sole (public lighting services) and Enel.si (electricity systems-related services). Outside of Italy this division primarily includes Electra de Viesgo Distribuciòn SL and Viesgo Energia SL in Spain. The division’s natural gas operations are carried out primarily through Enel Rete Gas, Ottogas Rete and Italgestioni, which distribute natural gas in Italy, and Enel Gas, Ottogas Vendita and Italgestioni Gas, which sell natural gas to end users in Italy. We merged Enel Distribuzione Gas, GE.AD and Sicilmetano into Enel Rete Gas, and Sicilmetano Energy in Enel Gas as of December 31, 2004 (except that for accounting purposes we considered these mergers retroactively effective as of January 1, 2004). We expect to merge Ottogas Rete and Italgestioni into Enel Rete Gas and Ottogas Vendita and Italgestioni Gas into Enel Gas by June 30, 2005.

Transmission. Our transmission segment consists of Terna, which owns more than 90% of the transmission assets of Italy’s national electricity grid, and its consolidated subsidiaries, Transmissora Sudeste Nordeste and Novatrans Energia, two Brazilian electricity transmission companies. Terna derives its operating revenues from the transportation of electricity on the portion of the national transmission grid that is owned by Terna, but operated by the Gestore della Rete. We owned 50% of Terna as of December 31, 2004, and currently have a 36.14% stake, although in May 2005, we agreed to sell an additional 29.99% stake in Terna in light of regulations that will prevent any electricity operator, including us, from controlling more than 5% of the voting rights with respect to the appointment of Terna’s directors. We expect to close this transaction and reduce our stake in Terna to approximately 5% by the end of the third period of 2005, and to deconsolidate Terna upon closing of this transaction. Please see “Item 4. Information on the Company — Business — Overview — Transmission” for a detailed description of recent transactions involving Terna.

Telecommunications. Our Telecommunications segment includes the operations of Wind and its consolidated subsidiaries. Our telecommunications activities include the offer of mobile telecommunications services, fixed-line telephony services, Internet and other telecommunication-related services. We formed Wind in 1997 as a joint venture with France Télécom and Deutsche Telekom. After Deutsche Telekom’s exit from the venture in 2000, in July 2003 we became Wind’s sole shareholder after having acquired France Télécom’s 26.6% stake. In May 2005, we entered into an agreement for the sale of Wind to Weather in a series of transactions that will result in our owning 26.1% of Weather (which will then control both Wind and Orascom) by mid-2006 and which we currently expect ultimately to lead to our exit from the telecommunications business. See “Item 4. Information on the Company — Business — The Enel Group — Telecommunications.”

Corporate. Enel, as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of these divisions. In addition, Enel manages finance operations and insurance risk coverage for all Group companies and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues. We consider Enel as a separate reportable segment because it holds long-term contracts to purchase imported electricity and because it engaged, until 2002, in limited fuel procurement activities. In the second half of 2002, Enel completed the transfer of its fuel purchase contracts to Enel Trade, of our Generation and Energy Management Division. Until March 31, 2004, Enel sold the imported electricity it purchases to Enel Distribuzione at prices established by the Energy Authority. Since that date, Enel has been required to sell this electricity to the Single Buyer.

Services and Other Activities. This segment in 2004 included non-core business operations, including Enelpower, which provides power-related engineering and contracting services; Enel.it, which operated our group-wide information technology unit and other minor businesses, Enel Facility Management, which provided commercial real estate management services, APE Gruppo Enel, now Enel Ape, which provides personnel administration services, and, until its disposal in July 2004, NewReal, a company with real estate activities. Effective as of January 1, 2005, we merged Enel.it and Enel Facility Management into Enel Ape.
Outlook
      We expect that the ongoing liberalization of the Italian electricity sector will continue to materially affect our financial condition and results of operations over the next several years.
      In our generation business, the further evolution of the electricity market following the start of operations of the Italian power exchange in 2004 will have a significant impact on our business in Italy. In particular, in May 2005, the Energy Authority proposed certain possible measures to further promote competition in the wholesale electricity market over the next few years, including the possible sale or lease by us of additional generating capacity to third parties. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — the Italian Power Exchange” and “Item 3. Key Information — Risks Factors — Risks Relating to Our Energy Business — Regulatory changes promoting market liberalization have significantly increased competition in our energy businesses.” We cannot say when or whether these measures will be enacted, but they could have a significant effect on our generation business. We are also exposed to increased competition resulting from the construction of new generation facilities by our competitors and the development of new interconnection lines that would increase the volume of electricity that might be imported in Italy. In this context, we intend to reduce our costs by reducing our fuel costs for thermal generation through the continued conversion of generating capacity to combined cycle gas turbine technology, as well as to plants that run on lower-cost fuels, such as coal. We also plan to continue to expand our presence in the renewable energy sector.
      In our electricity distribution and sales business, we expect that our results in Italy will continue to be affected by the new tariff regime in place for the 2004-2007 period, which includes a price-cap mechanism imposing an annual decrease of 3.5% in the value of operating costs and depreciation, excluding capital costs, for distribution services that can be recovered through tariffs. We also expect that our sales of electricity in the regulated market will decrease due to the ongoing liberalization of the market, including the fact that all customers will become eligible to purchase electricity on the free market as of July 1, 2007. However, we expect that the impact on our revenues of any such decrease will be offset to some extent by increased fees paid by third parties for transport of power on our network, as well as increased sales in the free market. We intend to face these changes in the market by continuing our program to reduce operating costs, optimizing our investment expenditures, completing our Telemanagement project, and strengthening our presence in the electricity market (including through the offer of new tariff plans and the roll-out of a new billing system).
      In our gas business, we intend to continue to pursue our growth strategy by selectively acquiring additional natural gas distribution and sales companies and through targeted marketing, with the aim of achieving a market share in the distribution and sale of natural gas in Italy of up to 20% by 2009.
      We also intend to pursue our strategy of expanding our operations outside Italy, particularly in countries where we are already present or where market liberalization and privatization efforts are in progress. In this context, in February 2005 we agreed to purchase a 66% interest in SE, the principal electric power generation company in Slovakia, with total installed generation capacity of 6,900 MW. Closing of the transaction, which is subject to certain conditions, is expected by the end of 2005. In addition, we have entered into a non-binding memorandum of understanding with EDF for an industrial partnership permitting us to invest in the French electricity market, including in the field of nuclear power generation. Please see “Item 4. Information on the Company — Business — The Enel Group — Generation and Energy Management — International Generation.”
      We intend to focus on our core electricity and gas activities. In May 2005, we entered into an agreement for the sale of Wind to Weather in a series of transactions that we expect ultimately to lead to our exit from the telecommunications business (please see “Item 4. Information on the Company — Business — The Enel Group — Telecommunications”). In addition, in May 2005, we agreed to sell a 29.99% stake in Terna to Cassa Depositi e Prestiti, and, as a result, we expect to reduce our stake in Terna to approximately 5%, and, accordingly, to deconsolidate Terna during 2005 (please see “Item 4. Information on the Company — Business — Overview — Transmission”).
      You should read the sections “Strategy” and “The Enel Group” in “Item 4. Information on the Company — Business,” “Item 4. Information on the Company — Regulatory Matters” and “Item 3. Key Information — Risk Factors” for a more detailed discussion of our strategy and other matters affecting our business.
      Management expects that, net of the positive impact of revenues recorded in 2004 in respect of stranded costs we are to recover for the period from 2000 to 2003, our consolidated operating income and net income for 2005 will be higher than the results recorded in 2004.

Acquisition of Infostrada and Sole Ownership of Wind
      In 2001 we acquired Infostrada, a provider of fixed line telecommunication services, that we subsequently merged into Wind. In 2003, we acquired the stake in Wind held by France Télécom, and became Wind’s sole shareholder. These transactions gave rise to goodwill that represented approximately 92% of the total goodwill related to our Telecommunications segment at December 31, 2004, which was equal to €5,089 million.
      On March 29, 2001, Enel Investment Holding BV, a Dutch company wholly owned by us, acquired from Mannesman Investment BV (an indirect, wholly owned subsidiary of Vodafone Group plc) 100% of the capital stock of Infostrada, one of Italy’s leading alternative providers of fixed line telecommunications services and the owner and operator of one of Italy’s leading Internet portals. The purchase price for the shares, amounting to €7,250 million, was paid in full on the same date. As provided for in the share purchase agreement, Mannesman Investment BV was also repaid by us €132 million representing a receivable against Infostrada that Mannesman Investment BV had previously renounced in favor of Infostrada. Moreover, on the same date, Enel Investment Holding BV paid Vodafone €821.2 million due to Vodafone by Infostrada and became a creditor of Infostrada for the same amount. We also incurred certain ancillary costs in connection with the acquisition amounting to €372 million.
      We originally financed our acquisition of Infostrada with funds that we obtained under a €10,000 million revolving credit facility that we entered into with a pool of banks in November 2000 and transferred to Enel Investment Holding BV through an intercompany loan. In June 2001, Enel Investment Holding BV refinanced a portion of this debt through the issuance of €2,000 million in medium term notes with a maturity of three years (please see “— Liquidity and Capital Resources — Capital resources”). We merged Infostrada into Wind effective January 2002 and integrated the operations of Infostrada and Wind.
      Our acquisition of Infostrada has had a significant effect on our financial condition and results of operations, primarily as a result of the amortization of goodwill arising from the transaction and the debt incurred in order to finance the acquisition. The purchase price of €7,250 million, and the €132 million paid to Mannesman Investment BV at the time of the acquisition, are approximately €7,256 million greater than the consolidated net book value of Infostrada as of March 31, 2001, thus giving rise to an equivalent amount of goodwill as of such date. In addition, in connection with the acquisition, we incurred certain ancillary costs amounting to €372 million, which increased the goodwill associated with our purchase of Infostrada to €7,631 million.
      In July 2003, we acquired France Télécom’s 26.6% stake in Wind for a purchase price of €1,330 million. We also reimbursed France Télécom for a capital contribution of €59 million it had made to Wind. The acquisition of France Télécom’s stake gave rise to an amount of goodwill equivalent, as of its date, to €1,411 million, corresponding to the difference between the total of the purchase price and other costs incurred and a negative net book value of €22 million. You should read note 7 to our consolidated financial statements for a description of the other relatively minor elements contributing to the total goodwill related to our Telecommunications segment.

      Under Italian GAAP, which we applied in the preparation of our financial statements through December 31, 2004, we had to amortize each portion of this goodwill over a period of 15 years starting from the date on which the first portion arose. At December 31, 2004, we had amortized an aggregate of €2,060 million of this goodwill. In 2002, we wrote-down €1,511 million in the carrying value of this goodwill, reflecting a downward revision of our expectations of growth of the telecommunications sector and applying a discounted cash flow approach. In 2004, we wrote down an additional €1,116 million in the carrying value of this goodwill, reflecting the value attributed to our holding in Wind that was implied by the binding offer we received from Weather Investments in April 2005. In May 2005, we entered into an agreement to sell Wind to Weather in a multi-step transaction (please see “Item 4. Information on the Company — Business — Overview — Telecommunications”). For further detail on the treatment of the goodwill associated with our purchase of Infostrada and France Télécom’s stake in Wind, please see note 7 to our consolidated financial statements for a discussion of treatment under Italian GAAP and note 24 to our consolidated financial statements for a discussion of the difference in the treatment of this goodwill under Italian GAAP and U.S. GAAP.
      Under IFRS, the international financial reporting standards we have adopted in the preparation of our consolidated financial statements from January 1, 2005, this goodwill may no longer be amortized but is to be subjected to annual impairment tests, comparing the carrying amount to the related market value. As a result, for as long as we hold an interest in Wind, changes in the market value of this goodwill will have an effect on our financial condition and results of operations. Please see “— Process of Transition to International Financial Reporting Standards” for more details on our adoption of IFRS and the related impact in the treatment of the goodwill related to our Telecommunication segment.
Analysis of Operating Results
      The following table shows certain financial data for the years ended December 31, 2002, 2003 and 2004, expressed in each case as a percentage of our operating revenues:

	Year Ended
	December 31,

	2002	2003	2004

Operating revenues	100.0%	100.0%	100.0%
Operating expenses
Personnel	(12.0)	(11.0)	(9.1)
Fuel for thermal generation	(14.2)	(13.1)	(9.8)
Purchased power	(16.0)	(14.8)	(28.7)
Depreciation and amortization	(14.9)	(14.4)	(11.5)
Other operating expenses	(33.3)	(31.6)	(23.6)

Total operating expenses	(90.4)	(84.9)	(82.7)

Operating income	9.6	15.1	17.3
Financial expense	(3.9)	(3.6)	(3.0)
Equity losses	(0.2)	(0.2)	(0.1)
Extraordinary income (expense)	2.4	(0.5)	(2.2)

Income before taxes	7.9	10.8	12.0
Income taxes	(2.0)	(3.1)	(4.2)

Income (before minority interests)	5.9	7.7	7.8
Net Income	6.7%	8.0%	7.4%

2004 Compared with 2003

Operating Revenues
      The following table provides a breakdown of our operating revenues for the years ended December 31, 2004 and 2003.

	Year Ended
	December 31,

	2003	2004

	(In millions of euro)
Electricity sales:
Tariff revenues from sales on the regulated market and transport of electricity on our distribution network	16,740	15,444
Sales to regulatory entities, sales on the free market and sales on foreign markets(1)	3,094	9,720
Equalization Fund contributions	179	17

Total revenues from electricity sales	20,013	25,181
Telecommunications services	3,959	4,168
Gas sales to end users	1,254	1,374
Fees for customer connections, inspections and repositioning services	684	675
Other revenues(2)	5,407	5,091

Total operating revenues	31,317	36,489

(1)	“Sales to regulatory entities” includes sales to the Gestore della Rete, the Single Buyer (since April 1, 2004) and the Gestore del Mercato (or Market Operator). While sales to third-party resellers of electricity on the free market are included in “Sales on the free market”, this line item does not include revenues from sales to resellers purchasing electricity for distribution on the regulated market. Since April 1, 2004, these resellers have been required to purchase electricity directly from the Single Buyer. Revenues received prior to that date from resellers purchasing electricity for distribution on the regulated market were recorded in the line item “Tariff revenues from sales on the regulated market and transport of electricity on our distribution network.”

(2)	“Other revenues” mainly includes our revenues from sales of fuel (including natural gas) to third parties, revenues of our Transmission division, engineering and contracting activities, and non-recurring items such as reversals of provisions, bonus payments and reimbursements.
      Our consolidated operating revenues for 2004 increased by €5,172 million, or 16.5%, compared to 2003. As explained in more detail below, this improvement was almost entirely due to the €5,168 million, or 25.8%, increase in our consolidated revenues from sales of electricity. In addition, revenues from telecommunications services increased by €209 million, or 5.3%, and revenues from gas sold to end users increased by €120 million, or 9.6%. The impact of these factors on our overall operating revenues was partially offset by a decrease of €316 million, or 5.8%, in revenues from other activities and a slight decrease of €9 million, or 1.3%, in revenues from fees for customer connections, inspections and repositioning services.

Electricity sales
      In 2004, total revenues from electricity sales increased by €5,168 million, or 25.8%, as compared to 2003.
      The increase was primarily due to higher sales to regulatory entities, sales on the free market and sales on foreign markets, which more than tripled, increasing by €6,626 million, reflecting primarily the start of operation of the Italian power exchange and of the Single Buyer. The increase compared to 2003 also reflected €627 million of revenues from sales on the ancillary service market (which started operation in April 2004), an increase of €508 million, or 40.8%, in revenues from sales on the free market in Italy (which mainly reflected increases in volumes sold to end users with annual consumption in excess of 100 GWh per year), and an increase of €283 million, or 29.1%, in revenues from international sales of electricity (comprising a €172 million increase in revenues from international trading of electricity, which more than tripled, a €53 million increase in revenues attributable to the first-time consolidation of EUFR as of January 2004, a €45 million, or 12.8%, increase in sales in the Spanish market by our Sales, Infrastructure and Networks segment, and a €10 million increase in revenues attributable to the first-time contribution of a full year of revenues from Maritza, which was consolidated in April 2003).
      The impact of this significant increase in sales to regulatory entities, sales on the free market and sales on foreign markets was offset in part by a €1,296 million, or 7.7%, decrease in revenues from sales on the regulated market and transport of electricity on our distribution network, which was attributable to the combination of lower sales volumes (due to the fact that the on-going liberalization of the electricity market resulted in more customers being eligible to access the free market and the fact that since April 1, 2004, third-party resellers that distribute electricity on the regulated market purchase electricity directly from the Single Buyer rather than from us), and the negative impact of the new tariff mechanism for the 2004-2007 period, which took effect on February 1, 2004. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — Tariff Structure”. The impact of these negative factors on our revenues from sales on the regulated market and transport of electricity on our distribution network was partially offset by €231 million in revenues recorded in connection with the new price equalizing mechanism put in place by the Energy Authority in connection with the start of operations of the Single Buyer (see above “— Comparability of information — Regulatory and Other Developments”); and the positive revenue effect of refinements of the method we use to estimate, and recognize revenues from, the amount of electricity we have delivered but not yet billed for a given period.
      Reimbursements received from the Equalization Fund decreased by €162 million, primarily as a result of the fact that in 2003 we had received €102 million related to the reimbursement of certain charges incurred in 2002 for the purchase of green certificates and incentive payments for CIP 6 electricity production related to previous years of €68 million. Please see “Item 4. Information on the Company — Regulatory Matters — System Charges and Other Charges” and “Item 4. Information on the Company — Regulatory Matters — Promotion of Renewable Resources” for a description of the Equalization Fund and the CIP 6 system, respectively.

Telecommunications services
      Revenues from telecommunications services increased by €209 million, or 5.3%, primarily due to an increase of €242 million, or 11.1%, in revenues from the sale of mobile services and a €66 million increase in revenues from our Greek operations (which more than doubled), offset in part by a decrease in revenues from fixed telephone and Internet services of €75 million, or 4.8%.

Gas sales to end users
      Our revenues from sales of natural gas to end users (which exclude sales of gas to distributors and to other third parties by Enel Trade, which are recorded in “Other revenues”) increased by €120 million, or 9.6%, largely due to the 16.7% increase in the quantity of natural gas sold by our Sales, Infrastructure and Networks segment, which rose from 4,445 million cubic meters in 2003 to 5,186 million cubic meters in 2004, as well as the first-time consolidation of the Sicilmetano Group (from January 2004) and the Ottogas Group (from October 2004), which generated revenues of €20 million and €4 million, respectively, during the year.

Fees for customer connections, inspections and repositioning services
      Revenues from fees for customer connections, inspections and repositioning services decreased slightly, by €9 million, or 1.3%, from 2003.

Other revenues
      Other revenues decreased by €316 million, or 5.8%, primarily due to a decline of €705 million, or 44.0%, in revenues from sales of fuel to third parties, largely as a result of the expiration of supply contracts between Enel Trade and our former Gencos Eurogen (now Edipower) and Interpower (now Tirreno Power). The decrease in other revenues also reflected the combined effect of a decrease of €641 million, or 51.6%, in revenues from sales of engineering and contracting services to third parties as a result of the completion of certain foreign projects and the shift in focus of our engineering and contracting activities to projects for the Group, the fact that in 2003 other revenues had included €410 million related to the reversal of the hydroelectric surcharge that we had accounted for in 2002, and a €59 million decrease in revenues attributable to our divestiture of the waste management operations of the Aimeri Group in February 2004. The negative impact of these factors on the overall result was offset in part by €1,219 million in revenues we recorded on the basis of the European Commission’s approval of the decree issued in August 2004 by the MEF and the Ministry of Productive Activities setting the overall amount of stranded costs we are entitled to recover (please see “— Comparability of Information — Regulatory and Other Developments” and “Item 4 — Regulatory Matters — Electricity Regulation — The Tariff Structure — Stranded costs”), the reversal of a €194 million provision related to the turnover contribution imposed by the Italian government that the European Court of Justice declared incompatible with EU regulations in June 2004, and an increase of €103 million in revenues recorded in connection with the bonus payments scheme for continuity and quality of service related to our performance in 2003 and 2004.
      The following table shows operating revenues for each of our business segments for the periods presented. In 2004, we eliminated the reportable segment corresponding to our international division (please see “— Overview — Business Segments”). Accordingly, in order to present segment information for the periods presented on a comparable basis, we have reclassified certain segment information for 2003 to conform to the 2004 presentation.

	Year Ended
	December 31,

	2003	2004

	(In millions of euro)
Generation and Energy Management	€12,607	€12,982
Sales, Infrastructure and Networks	20,433	19,466
Transmission	927	1,023
Telecommunications	4,383	4,714
Corporate	1,139	1,617
Services and Other Activities	2,742	1,799
Eliminations	(10,914)	(5,112)

Total	€31,317	€36,489

Generation and Energy Management
      In 2004, the operating revenues of our Generation and Energy Management segment, prior to intersegment eliminations, increased by €375 million, or 3.0%, as compared to 2003. The total revenues of the segment of €12,982 million comprised revenues from its Italian operations of €12,397 million, revenues from its international operations of €623 million and eliminations for intrasegment sales of €38 million, which mainly related to sales of fuel by Enel Trade to our international generation companies. The overall increase in the segment’s revenues was primarily attributable to a €286 million, or 2.4%, increase, in revenues from the segment’s operations in Italy prior to intrasegment eliminations, and a €105 million, or 20.3%, increase, prior to intrasegment eliminations, in revenues from international operations.
      The increase in revenues from Italian activities primarily reflected €664 million in revenues that we recorded following the European Commission’s approval of the August 2004 decree on stranded costs. Of this total, €513 million related to costs we incurred for our generation plants during the period 2000-2003, and €151 million related to reimbursements of costs we incurred in 2004 related to our Nigerian LNG contract. The increase in revenues from domestic operations also reflected a €541 million increase in revenues from electricity sales by Enel Trade (primarily to third parties); an increase of €275 million attributable to the net effects of the start of the ancillary service market (on which we receive capacity payments) and a decline in revenues earned by our generation companies from electricity sales (reflecting lower sales volumes) and a €87 million increase in sales by Enel Trade of natural gas to our Sales, Infrastructure and Networks segment. The positive effects of these factors on the segment’s Italian revenues were only partially offset by a decline of €705 million in revenues from sales of fuel to third parties (largely as a result of the expiration of supply contracts with our former Gencos noted above). In addition, Italian revenues in 2003 had included a number of non-recurring items noted above, including €410 million related to the reversal of the hydroelectric surcharge that we had accounted for as a cost in 2002, €102 million related to the reimbursement of certain charges incurred in 2002 for the purchase of green certificates, and €68 million in incentive payments from the Equalization Fund for CIP 6 electricity production related to previous years.
      The €105 million increase in revenues from international operations prior to intrasegment eliminations reflected the first time consolidation of EUFR (which accounted for €56 million of the increase), increased revenues at the generation activities of Viesgo (which accounted for €31 million of the increase) and the first-time full year consolidation of Maritza (which accounted for €10 million of the increase).

Sales, Infrastructure and Networks
      The operating revenues of our Sales, Infrastructure and Networks segment, prior to intersegment eliminations, decreased by €967 million, or 4.7%, as compared to 2003. The total revenues of the segment of €19,466 million comprised revenues from Italian electricity distribution and sales of €17,619 million, revenues from gas distribution and sales of €1,421 million, revenues from the segment’s international electricity operations of €433 million and eliminations for intrasegment sales of €7 million. The overall decrease in the segment’s revenues was primarily attributable to a decline of €1,054 million, or 5.6%, in revenues, prior to intrasegment eliminations, from electricity distribution and sales in Italy, offset only partially by a €47 million, or 12.2%, increase in revenues, prior to intrasegment eliminations, from sales of electricity by the segment’s international operations and a €47 million, or 3.4%, increase in revenues, prior to intrasegment eliminations, from gas distribution and sales.
      The decline in Italian electricity revenues reflected a €1,438 million decrease in revenues from sales to the regulated market and from transport of electricity on our network, comprised of a €739 million decline in sales to end users (reflecting the increased number of customers eligible to participate on the free market) and a €699 million decline in sales to resellers purchasing electricity for distribution on the regulated market (reflecting the factors described above). The decline also reflected a €13 million decrease in revenues from franchising and a €6 million decrease in revenues from public lighting activities. These negative factors were partially offset by €231 million in revenues recorded in connection with the new price equalizing mechanism put in place in January 2004 to compensate distributors for eventual differences between the price for electricity paid to the Single Buyer and the tariff the distributor charges end users on the regulated market (please see (“ — Comparability of Information — Regulatory and Other Developments”); and a €120 million increase in revenues generated from sales on the free market as a result of both a higher volume of electricity sold on the free market and higher average prices. The segment’s results from Italian operations also reflected the fact that in 2004 we recorded revenues in connection with the bonus scheme for continuity and quality of service performance of €205 million, with respect to service provided in 2003 and €45 million of additional revenues relating to the bonus payment that we estimate we will receive with respect to service provided in 2004 following the introduction of a new mechanism to calculate bonuses for continuity and quality of service (the total bonus payment recorded in 2003, with respect to services provided in 2001 and 2002, was €147 million) (please see “— Regulatory Matters — Electricity Regulation — The Tariff Structure” for a more detailed discussion of this mechanism.).
      The €47 million increase in revenues from sales of electricity by our international operations was primarily attributable to increased sales volumes, as well as the consolidation effects noted above.
      The €47 million increase in revenues from gas activities was mainly attributable to a €120 million increase in revenues from gas sales, reflecting both increased sales volumes at our existing operations and the first time consolidation of Sicilmetano (€20 million) and Ottogas (€4 million). These positive factors were offset in part by a €73 million decrease in other revenues from gas activities primarily reflecting a €59 million decrease resulting from the divestiture of the Aimeri Group in February 2004.

Transmission
      The operating revenues of our Transmission segment, prior to intersegment eliminations, increased by €96 million, or 10.4%, as compared to 2003, primarily due to an increase of €66 million in revenues generated by this segment’s activity in Brazil. The increase was also due to a €29 million increase in revenues at the segment’s Italian operations reflecting the net impact of a €50 million increase attributable to the new tariffs in place for the 2004-2007 period, which enable Terna to recover a higher return on capital invested in network improvements and a €21 million decrease due to the reduction in percentage of the national grid attributable to us, following the re-calculation of such percentage made by the Gestore della Rete at the end of 2004, which reduction had a parallel effect on our tariff revenues.

Telecommunications
      The operating revenues of our Telecommunications segment, prior to intersegment eliminations, increased by €331 million, or 7.6%, as compared to 2003. The increase was primarily attributable to an increase of €242 million, or 11.1%, in revenues from the sale of mobile services (excluding revenues from sales to other Group companies), the reversal of a €194 million provision related to the turnover contribution imposed by the Italian government that the European Court of Justice declared incompatible with EU regulations in June 2004 and a €66 million increase in revenues from our Greek operations (which more than doubled). The positive impact of these factors was offset only partially by a decrease of €75 million, or 4.8%, in revenues from fixed-line and internet services in Italy (excluding revenues from sales to other Group companies) due to a combination of a decrease in traffic volumes, the fact that revenues in 2003 were boosted by a one-time gain of €30 million relating to the reassessment of interconnection charges accounted for in 2002, and the fact that the segment’s revenues resulting from the reassessment of costs for services from other operators that had been estimated and recorded in previous years were €54 million in 2003 and only €16 million in 2004.

Corporate
      The operating revenues of our Corporate segment, prior to intersegment eliminations, increased by €478 million, or 42.0%, as compared to 2003. The increase primarily reflected our recording of €555 million in revenues corresponding to the amount of reimbursement we are entitled to receive in relation to costs we incurred in the period 2000-2003 related to the Nigerian LNG contract following the approval of decree about stranded costs mentioned above. This positive factor was only partially offset by a decline of €98 million, or 11.3%, in revenues from sales of electricity (mainly relating to a decrease in revenues from sales of imported electricity, reflecting the decline in the amount of electricity imported and sold), as well as lower average sales prices (which declined by 5.2%).

Services and Other Activities
      The operating revenues of our Services and Other Activities segment, prior to intersegment eliminations, decreased by €943 million, or 34.4%, as compared to 2003. Of the segment’s total of €1,799 million in operating revenues, prior to intersegment eliminations, €953 million were attributable to engineering and contracting, €409 million to information technology services, €290 million to real estate and related services, and €208 million to other activities. Approximately 58% of these revenues were generated by transactions with other Group companies in 2004, as compared to 45% in 2003. Eliminations for intrasegment operations in 2004 were €61 million.
      The decrease in revenues from this segment’s operations was primarily due to a €741 million decrease in revenues, prior to intrasegment eliminations, from our engineering and contracting activities reflecting the completion of certain foreign projects and the shift in focus to work on projects for other Group companies. These factors were reflected in the unit’s order backlog, which at December 31, 2004, comprised €1,983 million in orders from other Group companies and €317 million in orders from third parties, as compared to €437 million and €892 million, respectively, at January 1, 2004. Other negative factors included a decline of €107 million in revenues, prior to intrasegment eliminations, from real estate and related activities, reflecting mainly the renegotiation of certain lease contracts with other Group companies as of January 1, 2004, as well as the sale of NewReal; and a decline of €53 million in revenues, prior to intrasegment eliminations, from our information technology services unit, primarily reflecting the transfer, as of July 1, 2003, of its fiber optic backbone (which had contributed €31 million in revenue in 2003) to Enel.net (then one of the division’s other activities, and subsequently transferred to Wind, as of March, 2004) and lower revenues from sales to third parties (which accounted for €14 million of the decrease). The overall decline also reflected a €51 million decline in revenues, prior to intrasegment eliminations, from our other activities, including mainly personnel administration, professional training services, factoring and water operations.

Eliminations
      Eliminations in operating revenues primarily relate to intersegment sales (primarily of electricity and fuel) and services (primarily engineering and contracting). In 2004, eliminations decreased by €5,802 million, or 53.2%, as compared to 2003, mainly reflecting the fact that sales of electricity on the regulated market were made by our Generation and Energy Management segment directly to our Sales, Infrastructure and Network segment during 2003, whereas such sales were made to Single Buyer starting from April 1, 2004.

Operating Expenses
      The following table shows a breakdown of our operating expenses for each of the periods presented:

	Year Ended
	December 31,

	2003	2004

	(In millions of
	euro)
Operating expenses:
Personnel	€3,440	€3,315
Fuel for thermal generation	4,101	3,598
Purchased power	4,620	10,465
Other operating expenses:
Services and rentals	5,224	5,336
Materials and supplies	4,111	3,072
Provisions	593	512
Other	924	716
Capitalized expense	(944)	(1,023)

Total	€22,069	€25,991
      As described in more detail below, our consolidated operating expenses for 2004 increased by €3,922 million, or 17.8%, as compared to 2003. Expressed as a percentage of operating revenues, operating expenses were 71.2% in 2004, as compared with 70.5% in 2003. The increase in the absolute figure was primarily due to an increase in our expenses for purchased power, which more than doubled to €10,465 million, reflecting the introduction of the Italian power exchange from April 1, 2004. The overall increase also reflected a €112 million increase in costs for services and rentals. These increases were offset in part by declines of €1,039 million in costs for materials and supplies, €503 million in costs for fuel for thermal generation, €208 million in other costs, €125 million in personnel costs, €81 million in provisions, and by an increase of €79 million in capitalized expenses.

Personnel
      Personnel costs decreased by €125 million, or 3.6%, as compared to 2003, primarily due to a 7.4% (or 4,985 person) decline in the average number of employees during the period. Average costs per employee, however, increased by 4.1%, primarily as a result of increases in the variable component of executive compensation, including bonuses and other incentives.

Fuel for thermal generation
      Costs for fuel for thermal generation decreased by €503 million, or 12.3%, as compared to 2003, primarily reflecting a 13.9% decrease in the volume of electricity we produced from thermal sources in Italy, which effect was partially offset by an increase in the average price of fuel. In addition, we recorded a total of €24 million in increased fuel expenses as a result of the first time full year consolidation of Maritza, and the first time consolidation of EUFR (which uses fuel in its cogeneration plants).

Purchased power
      Purchased power costs more than doubled, increasing by €5,845 million, as the quantity of power purchased increased by 107.1%. The sharp increase was primarily attributable to the introduction of the Italian power exchange on April 1, 2004, following which our distribution companies purchase power for sales on the regulated market exclusively from the Single Buyer, rather than directly from our generation companies, and our generation companies purchase from third parties the electricity they use to power pumping at our hydroelectric plants.

Services and rentals
      Services and rentals costs increased by €112 million, or 2.1%, primarily due to an increase of €157 million in fees paid by us to transport electricity and gas on third-party networks, a €66 million increase in advertising costs that were incurred primarily by Wind and in connection with the Italian retail offerings of Enel’s shares in October 2004 and of Terna’s shares in June 2004, and an increase of €43 million in rental costs, mainly reflecting the disposal of NewReal from which we continue to lease certain real estate assets. The impact of these factors on the overall total was offset in part by a €95 million decrease in costs related to our engineering and contracting activities (reflecting reduced activities) and a €35 million decrease in interconnection fees payable to other telecommunications providers, mainly as a result of the development of Wind’s network and lower prices for roaming and interconnection services.

Materials and supplies
      Materials and supplies costs decreased by €1,039 million, or 25.3%, as compared to 2003. Costs for fuel for supply to third parties fell by €660 million due to the lower level of such sales (largely as a result of the expiration of supply contracts with two of our former Gencos), while materials costs fell by €478 million, primarily due to the lower level of activity for third parties of our engineering and contracting unit. The impact of these decreases on the overall figure was partially offset by an increase of €99 million in costs for gas purchased for resale to end users, reflecting the increase in the volume of such sales.

Provisions
      Provisions decreased by €81 million, or 13.7%, as compared to 2003. Provisions at our Generation and Energy Management segment decreased by €133 million, reflecting a €13 million decline in provisions for charges related to our generation plants, and the fact the total for 2003 had included €57 million for risks of additional hydroelectric surcharges related to electricity produced in 2001 and €38 million for risks on fuel trading and other contracts. The overall decline also reflected a €27 million decrease in accruals for risks and charges in our Transmission segment, primarily reflecting the fact that, in 2003, Terna had added €33 million in provisions related to the reduction in the portion of tariffs it was entitled to after the re-calculation of its percentage of the national grid. These factors were partially offset by an increase of €66 million in the Telecommunications segment (comprising €97 million in additional write-downs of receivables following a review of the risk profile of its receivables portfolio and a €21 million increase in accruals for risks relating to pending litigation, partially offset by a €45 million decrease in accruals as a result of the finding by the European Court of Justice that the turnover contribution was incompatible with European law); and an aggregate increase of €13 million in provisions recorded by our other business segments.

Other costs
      Other costs decreased by €208 million, or 22.5%, as compared to 2003, in part as a result of a €97 million decrease in system charges payable by Enel Distribuzione, the lead company of our Sales, Network and Infrastructure segment, as a result of the fact that certain of these charges, starting in 2004, are paid directly to the Equalization Fund rather than through distributors. Previously, we received payment of these charges through a component of the tariff mechanism, recorded then as revenues and then paid the amounts so received from customers to the Equalization Fund, which payment was then recorded as an operating cost for the same amount. We also recorded a €30 million decrease in costs for the purchase of “green certificates,” and a €30 million decline attributable to the fact that the figure for 2003 included certain costs related to the settlement of a dispute over a contract for the construction of a plant in Libya. The overall decline in other costs also reflected the elimination of the requirement that we refund to the Equalization Fund a portion of our margin on sales of imported electricity when the margin exceeded certain levels (which requirement had resulted in costs of €20 million in 2003).

Capitalized expenses
      Capitalized expenses increased by €79 million, or 8.4%, as compared to 2003, primarily reflecting higher levels of construction activity in our Sales, Infrastructure and Networks segment.
      The following table shows a breakdown of our operating expenses by business segment for each of the periods presented.

	Year Ended
	December 31,

	2003	2004

	(In millions of euro)
Generation and Energy Management	€8,948	€9,054
Sales, Infrastructure and Networks	16,870	15,744
Transmission	343	350
Telecommunications	3,507	3,360
Corporate	912	959
Services and Other Activities	2,323	1,542
Eliminations	(10,834)	(5,018)

Total	€22,069	€25,991

Generation and Energy Management
      In 2004, the operating expenses of our Generation and Energy Management segment (which primarily consist of costs for purchased power, fuel costs, fees paid to the Gestore della Rete, and personnel and maintenance costs for our power plants), increased by €106 million, or 1.2%, prior to intersegment eliminations, as compared to 2003. The segment’s total operating expenses of €9,054 million comprised expenses for Italian generation of €8,700 million, expenses for international generation of €392 million and eliminations for intrasegment operations of €38 million. The overall increase was attributable to a €64 million, or 19.5%, increase, prior to intrasegment eliminations, in expenses for international operations and a €58 million, or 0.7%, increase, prior to intrasegment eliminations, in expenses for the segment’s Italian operations (notwithstanding significant changes in the components of these costs).
      The increase at the segment’s Italian operations was attributable mainly to the €1,276 million increase in costs for purchased power, which more than doubled, as noted above. This factor was largely offset by a €543 million, or 22.0%, decrease in costs for materials and supplies (mainly reflecting lower purchases of fuel for trading), a €529 million, or 13.4%, decrease in costs for fuel for thermal generation (reflecting lower volumes of electricity generated), a €119 million, or 65.0%, decrease in provisions (primarily reflecting the factors described above), and a €20 million, or 3.3%, decrease in the segment’s costs for personnel.
      The increase in expenses for the segment’s international generation operations was primarily attributable to a €37 million, or 18.0%, increase in expenses at Viesgo Generaciòn, the first time consolidation of EUFR (€24 million), and the first-time full year consolidation of Maritza (€8 million).

Sales, Infrastructure and Networks
      In 2004, the operating expenses of our Sales, Infrastructure and Networks segment (which primarily consist of purchases of power and natural gas and costs associated with running our distribution network), prior to intersegment eliminations, decreased by €1,126 million, or 6.7%, as compared to 2003. The segment’s total operating expenses of €15,744 million comprised expenses of Italian electricity activities of €14,213 million, expenses of gas distribution and sales of €1,168 million, expenses of the segment’s international electricity operations of €370 million and eliminations for intrasegment operations of €7 million. The overall decrease in the segment’s expenses was primarily attributable to a decline of €1,208 million, or 7.8%, in expenses, prior to intrasegment eliminations, for electricity activities in Italy, offset only in part by a €48 million, or 14.9%, increase in expenses, prior to intrasegment eliminations, for the segment’s international operations and a €41 million, or 3.6%, increase in expenses, prior to intrasegment eliminations, for gas activities.

      The decrease in expenses for electricity activities in Italy primarily reflected a decline of €1,058 million, or 9.6%, in costs for purchased power (largely due to lower volumes purchased for the regulated market); a €97 million decrease in system charges payable by Enel Distribuzione, as explained above; and decreases in Enel Distribuzione’s costs for personnel (€57 million), services and rentals (€26 million) and other costs (€16 million). These factors were partially offset by a €27 million increase in costs for materials and supplies that reflected an increased level of construction on our Italian electricity distribution network.
      The increase in expenses at the segment’s international operations was primarily attributable to a €31 million increase in costs for purchased power (reflecting increased volumes).
      The increase in expenses for gas activities was primarily attributable to a €94 million increase in costs for gas purchased for resale to end users, reflecting the increase in the volume of sales, offset in part by a €29 million decrease in personnel costs (primarily reflecting the sale of waste management activities that had been acquired with certain gas companies) and a €12 million decline in provisions.

Transmission
      In 2004, the operating expenses for our Transmission segment, prior to intersegment eliminations, increased by €7 million, or 2.0%, as compared to 2003. This increase was primarily attributable to an increase in other costs of €23 million, €15 million of which related to the lower fees we were entitled to in 2002 and 2003, as a result of the lower percentage of the national grid we own, and for which we had not accounted for accruals in 2003. The increase also reflected an €11 million increase in costs for services and rentals largely reflecting costs incurred with respect to the Terna IPO. These factors were offset in part by the €27 million decrease in provisions at this segment noted above.

Telecommunications
      In 2004, the operating expenses for our Telecommunications segment, prior to intersegment eliminations, decreased by €147 million, or 4.2%, as compared to 2003. This decrease was primarily attributable to the transfer to Wind, as of March 1, 2004, of the share capital of Enel.net, which owns the fiber optic backbone rented by Wind (we estimate that this factor accounted for €118 million of the decrease). The decline in this segment’s costs also reflected the €35 million decrease in fees payable to other telecommunications providers noted above, and a €28 million decrease in costs for materials. These positive factors were partially offset by the €66 million increase in this segment’s provisions described above.

Corporate
      In 2004, the operating expenses for our Corporate segment, prior to intersegment eliminations, increased by €47 million, or 5.2%, as compared to 2003, primarily due to a €42 million increase in this segment’s provisions (mainly reflecting €31 million related to our appeal against the Energy Authority’s decision to apply congestion fees in connection with our long-term electricity import contracts (please see “Item 8. Financial Information — Other Financial Information — Legal Proceedings”), and a €38 million increase attributable to costs incurred in connection with the Italian retail offerings of Enel’s shares in October 2004 and of Terna’s shares in June 2004. These factors were offset in part by a €31 million decrease in expenses for imported electricity reflecting a decline in the volume of imported electricity, the impact of which was offset in part by a 1.5% increase in the average unit price.

Services and Other Activities
      In 2004, the operating expenses of our Services and Other Activities segment, prior to intersegment eliminations, decreased by €781 million, or 33.6%, as compared to 2003, primarily reflecting a €713 million decrease in costs at our engineering and contracting operations, reflecting their reduced activities. The overall decline in this segment’s expenses also reflected a €29 million decrease at our real estate and related activities, reflecting the sale of NewReal and reduced activity at the other real estate companies, and a €17 million decrease at our information technology activities. Operating expenses for other activities (such as personnel administration, professional training services, factoring and water activities) decreased by €31 million. Eliminations for intrasegment operations in 2004 were €61 million.

Eliminations
      Eliminations for operating expenses principally consist of the elimination of intersegment electricity and fuel purchases and costs for the provision of intersegment services. In 2004, the decrease in eliminations of €5,816 million, or 53.7%, as compared to 2003, mainly reflected the fact that since the introduction of the Single Buyer in April 2004, our Sales, Infrastructure and Network segment purchases most of the electricity it sells directly from the Single Buyer rather than from our Generation and Energy Management segment.

Depreciation and Amortization
      The following table shows depreciation and amortization expenses for each of our business segments for each of the periods presented:

	Year Ended
	December 31,

	2003	2004

	(In millions of euro)
Generation and Energy Management	€1,202	1,230
Sales, Infrastructure and Networks	1,234	837
Transmission	154	164
Telecommunications	1,716	1,810
Corporate	4	5
Services and Other Activities	206	127
Total	€4,516	4,173
      Depreciation and amortization expenses in 2004 decreased by €343 million, or 7.6%, as compared to 2003, mainly as a result of a €397 million decrease in such expenses at our Sales, Infrastructure and Network segment that was primarily due to a €389 million decrease related to the Italian electricity operations of the segment, reflecting a €518 million decrease arising from the upward revision of our estimates of the useful lives of certain assets, as described in “Overview — Comparability of Information — Regulatory and Other Developments” above (see also “— Critical Accounting Policies”), which was in part offset by an increase of €129 million in depreciation and amortization expenses primarily related to investments in the distribution network. Overall depreciation and amortization expenses also reflected an increase of €94 million in expenses at our Telecommunications segment, of which €55 million was attributable to the amortization of the portion of the goodwill arising out of our acquisition of France Télécom’s stake in Wind, and €39 million related to the depreciation of new assets acquired in connection with the development of Wind’s network. As shown in the table above, depreciation and amortization expenses at our other segments decreased in the aggregate by €40 million.

Operating Income
      The following table shows operating income for each of our business segments for the periods presented:

	Year Ended
	December 31,

	2003	2004

	(In millions of euro)
Generation and Energy Management	€2,457	€2,698
Sales, Infrastructure and Networks	2,329	2,885
Transmission	430	509
Telecommunications	(840)	(456)
Corporate	223	653
Services and Other Activities	213	130
Eliminations	(80)	(94)
Total	€4,732	€6,325
      Operating income increased by €1,593 million, or 33.7%, as compared to 2003, reflecting increases in the operating income earned by our Sales, Infrastructure and Networks, Corporate, Generation and Energy

Management and Transmission segments, and a narrowing of the operating loss at our Telecommunications segment, which were offset in part by a decrease in the operating income earned by our Services and Other Activities segment.

Generation and Energy Management
      The operating income of our Generation and Energy Management segment, prior to intersegment eliminations, increased by €241 million, or 9.8%, as compared to 2003. The segment’s operating income was comprised of operating income from Italian generation operations of €2,639 million and operating income from international operations of €59 million. The overall increase in the segment’s operating income reflected a €251 million, or 10.5%, increase in operating income from its Italian generation operations that was offset in part by a €10 million, or 14.5%, decrease in operating income from its international generation operations.
      The increase in operating income from Italian generation activities primarily reflected the €664 million that the segment is entitled to recover for stranded costs, as explained above. The increase in operating income also reflected the effect of lower provisions, which declined by €119 million due to the factors explained above. The impact of these factors was offset in part by the fact that, in 2003, this segment’s operating revenues were boosted by the non-recurring items described above relating to the reversal of the hydroelectric surcharge (€410 million), the reimbursement of certain charges incurred for the purchase of green certificates in 2002 (€102 million), and incentive payments for CIP 6 electricity production related to previous years (€68 million). The decrease in operating income generated by the international generation operations of the segment was primarily attributable to a €33 million decrease at Viesgo (reflecting primarily a €26 million increase in depreciation and amortization expenses), which was offset in part by a €11 million increase reflecting the first time consolidation of EUFR, and a €11 million increase in operating income from the segment’s operations in North America and Central and South America.

Sales, Infrastructure and Networks
      The operating income of our Sales, Infrastructure and Networks segment, prior to intersegment eliminations, increased by €556 million, or 23.9%, as compared to 2003. Total operating income of the segment comprised €2,724 million of operating income from Italian electricity distribution and sales, €31 million of operating income from international operations, and €130 million of operating income from gas distribution and sales.
      The overall increase in the segment’s operating income was primarily attributable to a €543 million, or 24.9%, increase in operating income from Italian electricity distribution and sales operations, which was itself mainly due to lower depreciation and amortization costs (€389 million), increased revenues recorded in connection with bonus payment schemes for continuity and quality of service (€103 million) and cost reductions at Enel Distribuzione (€99 million). These factors were offset in part by a €72 million decrease in operating income generated by the sale of electricity on the regulated market. The overall increase in the segment’s operating income also reflected a €12 million, or 10.2%, increase in operating income from distribution and sales of natural gas (primarily due to lower provisions for €12 million and lower depreciation and amortization expenses for €6 million), and a €1 million, or 3.3%, increase in operating income from the segment’s international operations.

Transmission
      The operating income of our Transmission segment, prior to intersegment eliminations, increased by €79 million, or 18.4%, as compared to 2003, due to a €27 million decline in provisions as described above and the fact that the segment’s operating revenues increased more than its operating expenses. These factors were partially offset by a €10 million increase in depreciation expenses reflecting the development of the portion of the grid assets owned by Terna’s Brazilian subsidiaries.

Telecommunications
      The operating loss of our Telecommunications segment, prior to intersegment eliminations, narrowed by €384 million, or 45.7%, as compared to 2003, as the segment’s operating revenues increased (mainly as a result of higher revenues from our mobile and Greek operations and the reversal of the provision related to the turnover contribution) while operating expenses decreased (mainly as a result of the transfer to Wind of our fiber optic backbone and a decline in interconnection costs, as explained above). The impact of these factors on the overall result of this segment was partially offset by an increase of €94 million in depreciation and amortization costs, as noted above.

Corporate
      The operating income of our Corporate segment, prior to intersegment eliminations, almost tripled, increasing by €430 million, as compared to 2003, mainly due to increased revenues related to the reimbursement of stranded costs, as described in more detail above.

Services and Other Activities
      The operating income of our Services and Other Activities segment, prior to intersegment eliminations, declined by €83 million, or 39.0%, as compared to 2003. The overall decrease in operating income reflected a decline in operating results at each of the segment’s principal businesses, including a €42 million decrease in operating income from our real estate and related services business, a €26 million decrease in operating income from our engineering and contracting business, a €3 million decrease in operating income at our information technology services business, and a €12 million decrease in operating income from other businesses of the segment.

Eliminations
      Intersegment eliminations for operating income mainly related to income from our engineering and contracting activities arising from transactions with companies in our Generation and Energy Management segment.

Financial Expense
      Net financial expenses decreased by €27 million, or 2.4%, from €1,130 million in 2003 to €1,103 million, primarily due to a decrease in the average amount of our net financial debt over the period. Please see “Liquidity and Capital Resources — Capital Resources” for information about our debt in 2004.

Equity Losses
      The €39 million charge recorded in 2004 (which represented a €34 million decrease compared to 2003) was primarily attributable to write-downs in the value of investments in other companies, of which €24 million related to losses incurred by Leasys, a joint venture we created with Fiat Auto S.p.A. which provides services of long-term rentals for corporate automobile fleets, and €16 million related to our holdings in Echelon Corporation, the U.S. company from which we acquired the technology used in our Telemanagement digital metering program.

Extraordinary Income (expense)
      In 2004, we recorded net extraordinary expenses of €818 million, as compared to net extraordinary expenses of €136 million recorded in 2003, as the impact of a €1,116 million write-down of the goodwill attributable to Wind more than offset the €973 million in capital gains on the Terna IPO (gross of the net income attributable to minority interests for the first semester of 2004) and the disposal of NewReal.
      Extraordinary expenses in 2004 were €1,969 million and consisted principally of:

•	A write-down of €1,116 million to the carrying value of the goodwill attributable to our Telecommunications segment reflecting the value attributed to our 100% holding in Wind implied by the binding offer for Wind we received from Weather in April 2005. In May 2005, we entered into an agreement for the sale of Wind to Weather in a series of transactions (please see “Item 4. Information on the Company — Business — The Enel Group — Telecommunications”);

•	Charges relating to early retirement incentives totaling €435 million;

•	Write-downs of fixed assets connected with the maintenance and updating of our telecommunications network for €57 million;

•	Expenses totaling €52 million arising from Terna IPO (including the distribution of “bonus” shares promised to Italian retail investors who hold their shares for a specified period);

•	Adjustments to the value of certain items on a consolidated basis totaling €41 million as a result of the application of new corporate and tax regulations that took effect in 2004;

•	Charges connected with various tax amnesties totaling €31 million;

•	Adjustments, accruals and other items related to our Telecommunications segment totaling €26 million;

•	Charges connected to the combined cycle conversion of our plant in Santa Barbara totaling €21 million;

•	Adjustments totaling €20 million connected to electricity activities in Spain in prior years;

•	Charges connected to the settlement of certain contractual issues with the purchaser of Elettrogen totaling €20 million;

•	Charges related to certain financing obligations undertaken in connection with the disposal of NewReal totaling €20 million;

•	Adjustments totaling €19 million connected to certain penalties connected to our Nigerian LNG contract;

•	Capital losses recorded in connection with the disposal of certain of our water activities totaling €12 million; and

•	Payment of taxes relating to previous years totaling €9 million.
      These extraordinary expenses were partially offset by extraordinary income in 2004 of €1,151 million, which consisted principally of:

•	€860 million from the sale of 50% of the share capital of Terna in its June 2004 IPO, consisting of the capital gain on the shares sold (gross of the net income attributable to minority interest for the first semester 2004);

•	Capital gains on the disposal of NewReal of €113 million;

•	Adjustments and other items relating to our Telecommunications segment totaling €29 million;

•	Adjustments in income taxes with respect to previous years amounting to €26 million, which resulted from the definition of the tax treatment of certain items following clarifications on the application of certain tax rules that were not available at the time our 2003 financial statements were prepared;

•	The release of €22 million in excess provisions accounted for in 2003 and related to our real estate operations; and

•	Capital gains on sales of other assets (mainly distribution networks in minor urban areas) totaling €11 million.
      You should read note 24 to our consolidated financial statements for a discussion of the different criteria used under Italian GAAP and U.S. GAAP for determining what constitutes an extraordinary item.

Income Taxes
      The following table shows a breakdown of our income taxes for the periods indicated.

	Year Ended
	December 31,

	2003	2004

	(In millions of euro)
Income taxes:
Current and deferred taxes	1,388	2,007
Reversal of deferred tax provision	(375)	(474)
Resizing of deferred taxes and deferred tax assets to change in tax rates	(47)	—
Total	966	1,533

      Income tax charges in 2004 amounted to €1,533 million, which was €567 million, or 58.7%, higher than those in 2003. The increase was attributable to our higher pre-tax income and the fact that our effective tax rate increased from 28.5% in 2003 to 35.1% in 2004.
      The increase in our effective tax rate was primarily attributable to the fact that our 2004 write-down of the carrying value of goodwill attributable to our Telecommunications segment was not tax-deductible following the introduction of new rules applicable to write-downs in the context of a comprehensive Italian corporate tax reform, effective as of January 1, 2004. We estimate that the impact of such disallowance increased our 2004 income taxes by €368 million. Conversely, our 2004 effective tax rate benefited from the fact that the capital gains we realized in the Terna IPO and our sale of NewReal were fully exempt from tax as a result of the reform noted above, while such gains would have been subject to a 19% substitute tax under the regime in place in 2003. We estimate that such exemption effectively decreased our 2004 income taxes by €173 million.
      Our effective tax rate for 2004 also reflected our net reversal of €474 million in deferred tax reserves. In particular, we released deferred tax reserves for €666 million, primarily due to the release of reserves that we had accrued for the payment of taxes that we had estimated would have been due on any taxable gain we realized upon our disposal of Wind, now that such gain would be exempt from tax under the new regime noted above. On the other hand, we accrued €192 million in deferred tax reserves to reflect the write-down of a deferred tax asset established in prior years in light of net loss carryforwards related to our telecommunications business that we now deem we will not be able to recover.
      You should read notes 12 and 24 to our consolidated financial statements for more details on our income taxes and effective tax rate.
          Net Income
      Net income increased by €197 million, or 7.9%, from €2,509 million in 2003 to €2,706 million in 2004. This increase was primarily due to the €1,593 million increase in operating income described above. The positive effects of this factor on net income were largely offset by an increase of €682 million in net extraordinary expenses, and an increase of €567 million in income taxes, each as described above, as well as the deduction of €126 million in income attributed to minority interests, which compared to a loss of €82 million attributed to minority interests in 2003. The change in the result attributable to minority interests reflected our sale of 50% of Terna in its June 2004 IPO, as well as the fact that the loss attributable to minority interests in 2003 reflected France Télécom’s ownership of a 26.6% stake in Wind, which stake we acquired in July 2003.

2003 Compared with 2002

Operating Revenues
      The following table shows the different sources of our operating revenues for the years ended December 31, 2003 and 2002.

	Year Ended
	December 31,

	2002	2003

	(In millions of euro)
Electricity sales:
Tariff revenues from sales on the regulated market and transport of electricity on our distribution network	16,244	16,740
Sales to regulatory entities, sales on the free market and sales on foreign markets	3,964	3,094
Equalization Fund contributions	187	179
Total revenues from electricity sales	20,395	20,013
Telecommunications services	3,642	3,959
Gas sales to end users	780	1,254
Fees for customer connections, inspections and repositioning services	645	684
Other revenues(1)	4,515	5,407
Total operating revenues	29,977	31,317

(1)	“Other revenues” mainly includes our revenues from sales of fuel (including natural gas) to third parties, revenues of our Transmission division, engineering and contracting activities, and non-recurring items such as reversals of provisions, bonus payments and reimbursements.
      Our consolidated operating revenues for 2003 increased by €1,340 million, or 4.5%, compared to 2002. As explained in more detail below, the overall increase was primarily due to an increase of €892 million, or 19.8%, in other revenues, an increase of €474 million, or 60.8%, in revenues from gas sold to end users and an increase of €317 million, or 8.7%, in revenues from telecommunications services. The impact of these factors on the overall results was partially offset by a decrease of €382 million, or 1.9%, in revenues from electricity sales and Equalization Fund contributions.

Electricity sales
      In 2003, total revenues from electricity sales decreased by €382 million, or 1.9%, as compared to 2002.
      The decline was primarily due to a decrease of €870 million, or 21.9%, in revenues from sales to regulatory entities, sales on the free market and sales on foreign markets, mainly attributable to a decrease of €665 million, or 34.8%, in revenues from sales on the free market reflecting our new strategy to focus our efforts in this market on sales producing higher margins, rather than on volumes, a decrease of €102 million, or 10.5%, in sales to wholesalers made directly by our generation companies, and a decrease of €45 million, or 4.4%, in sales made by our companies outside of Italy, with the latter being mainly attributable to the unavailability of certain plants in Spain for part of the year.
      The decline in revenues from sales to regulatory entities, sales on the free market and sales on foreign markets was only partially offset by an increase in tariff revenues from sales on the regulated market and transport of electricity on our distribution network. In 2003, these revenues increased by €496 million, or 3.1%, mainly due to higher volumes transported for the free market (which increased by 11.3%) and to an increase in the tariff component aimed at covering the cost of fuel (which increased by 11.1%), the effects of which were partially offset by a reduction in the volumes of electricity we sold on the regulated market (which decreased by 6.3%) reflecting increased competition and our disposal of certain local distribution networks.

Telecommunications services
      In 2003, our revenues from telecommunications services increased by €317 million, or 8.7%, primarily due to an increase of €409 million in revenues from the sale of mobile services.

Gas sales to end users
      In 2003, our revenues from gas sales to end users increased by €474 million, or 60.8%. The increase was mainly attributable to the inclusion of a full year’s results of Camuzzi, which had only been consolidated for the last six months of 2002.

Fees for customer connections, inspections and repositioning services
      In 2003, our revenues from fees for customer connections, inspections and repositioning services increased by €39 million, or 6.0%.

Other revenues
      Revenues from businesses other than electricity and gas sales and telecommunications services increased by €892 million, or 19.8%. This increase reflected primarily revenues of €410 million connected with the reversal of the hydroelectric surcharge that we had accounted in 2002, following the retroactive abolition of such surcharge in 2003. The increase in other revenues also reflected an increase of €246 million, or 24.7%, in revenues from engineering and contracting activities to third parties, an increase of €143 million (from €4 million in 2002 to €147 million in 2003) in bonuses that the Energy Authority granted to us for having achieved the quality targets set for 2002 and 2001, a €52 million increase in revenues from tariffs paid for the use of the Italian national transmission grid, and a €52 million increase in revenues from the transmission grid operators we own in Brazil. The overall increase also reflected an increase of €31 million in revenues from recycling and waste management services provided by our gas companies, a €30 million increase attributable to revenues connected with the reassessment of interconnection charges that had been accounted by Wind in 2002 after the rates to interconnect with Telecom Italia’s network that were applicable for 2002 were set in 2003 (see “Item 4. Information on the Company — Regulatory Matters — Telecommunications Regulation — Interconnection”), a €25 million increase in revenues from the disposal of real estate assets, a €16 million increase in revenues from franchising activities, and a €4 million increase in revenues from public lighting. The overall increase was offset to a limited extent by a decrease of €128 million in revenues from fuel trading activities.
      The following table shows operating revenues for each of our business segments for the periods presented. In 2004, we eliminated the reportable segment corresponding to our international division (see “— Overview — Business Segments”). Accordingly, in order to present segment information for the periods presented on a comparable basis, we have reclassified certain segment information for 2003 and 2002 to conform to the 2004 presentation.

	Year Ended
	December 31,

	2002	2003

	(In millions of euro)
Generation and Energy Management	€11,388	€12,607
Sales, Infrastructure and Networks	20,966	20,433
Transmission	828	927
Telecommunications	3,921	4,383
Corporate	1,973	1,139
Services and Other Activities	2,883	2,742
Eliminations	(11,982)	(10,914)
Total	€29,977	€31,317

Generation and Energy Management
      In 2003, operating revenues of our Generation and Energy Management segment, prior to intersegment eliminations, increased by €1,219 million, or 10.7%, as compared to 2002. The total revenues of the segment of €12,607 million comprised revenues from its Italian operations of €12,111 million, revenues from its international operations of €518 million and eliminations for intrasegment sales of €22 million, which mainly related to sales of fuel from Enel Trade to our international generation companies. The overall increase in the segment’s revenues was attributable to a €1,230 million, or 11.3%, increase in revenues from the segment’s operations in Italy prior to intrasegment eliminations, and reflected the negative impact of a €16 million, or 3.0%, decrease, prior to intrasegment eliminations, in revenues from international operations.
      The increase in revenues from Italian activities primarily reflected our transfer to this segment of sale activities for electricity customers with an annual consumption higher than 100 GWh (approximately €560 million of the increase) and gas wholesalers (approximately €330 million of the increase), that were carried out by our Sales, Infrastructure and Networks segment in 2002. We estimate that approximately €640 million of the increase in revenues from the segment’s Italian operations was due to an increase of 11.1% in the tariff component aimed at covering the cost of fuel. The increase from Italian operations also reflected revenues of €410 million connected with the reversal of the hydroelectric surcharge that we had accounted for in 2002, and a €102 million reimbursement through the Equalization Fund of certain charges we incurred in 2002 for the purchase of green certificates. The positive impact of these factors was only partially offset by the deconsolidation of Eurogen and Interpower, which we estimate had a negative effect on the segment’s sales of approximately €820 million.
      The €16 million decrease in revenues from international operations prior to intrasegment eliminations reflected a decrease of €126 million in revenues from our Spanish operations that was attributable to the unavailability of certain plants of Viesgo during planned maintenance, the impact of which was largely offset by €108 million in revenues attributable to the first-time consolidation of Maritza following its acquisition in March 2003 and a €6 million increase in revenues from our operations in North America.

Sales, Infrastructure and Networks
      In 2003, operating revenues of our Sales, Infrastructure and Networks segment, prior to intersegment eliminations, decreased by €533 million, or 2.5%, as compared to 2002. The total revenues of the segment of €20,433 million comprised revenues from Italian electricity sales of €18,673 million, revenues from gas sales of €1,374 million and revenues from the segment’s international electricity operations of €386 million (in 2003 there were no eliminations for intrasegment sales related to this segment). The overall decrease in the segment’s revenues was primarily attributable to a decline of €844 million, or 4.3%, in revenues from electricity sales in Italy, offset only partially by a €305 million, or 28.5%, increase in revenues from sales of gas to end users, and a €6 million, or 1.6%, increase in sales of electricity by the segment’s international operations (which consist of electricity distribution and sale activities in Spain).
      Approximately €1,485 million of the decline in Italian electricity revenues was attributable to the transfer to the Generation and Energy Management segment of the operations described above, and to the strategic change in focus of our free market sales. The negative impact of these factors was only partially offset by increases of €250 million in revenues from sales on the domestic regulated market and the transport of electricity sold on the free market, €202 million in revenues from electricity supplied to resellers (primarily due to increased purchases from municipal distributors as a result of our disposal of certain distribution networks), €143 million in bonuses that the Energy Authority granted to us for having achieved the quality targets set for 2002 and 2001, and €61 million in revenues from our franchising activities.
      The increase of €305 million in revenues from sales of gas to end users was primarily attributable to the inclusion of a full year’s results of Camuzzi, which had only been consolidated for the last six months of the year in 2002.

Transmission
      In 2003, the operating revenues of our Transmission segment, prior to intersegment eliminations, increased by €99 million, or 12.0%, as compared to 2002, primarily due to a €52 million increase in transmission revenues attributable to higher tariffs, which was only partially offset by a €6 million decrease in revenues for the construction and maintenance of high-voltage lines. The increase also reflected revenues of €53 million from the international operations of this segment, which had generated no revenue in 2002.

Telecommunications
      In 2003, the operating revenues of our Telecommunications segment, prior to intersegment eliminations, increased by €462 million, or 11.8%, as compared to 2002. The increase was primarily attributable to an increase of €409 million in revenues from mobile services due to increased traffic on Wind’s network. The overall increase also reflected revenues of €54 million arising from the reassessment of costs for services provided by other telecommunications operators that had been estimated and recorded in 2002, the contribution of €44 million from our activities in Greece launched in 2003 and €30 million relating to the reassessment of interconnection charges accounted for in 2002. The positive impact of these factors was only partially offset by a decrease of €104 million in revenues from fixed-line services in Italy due to a decrease in traffic volumes.

Corporate
      In 2003, the operating revenues of our Corporate segment, prior to intersegment eliminations, decreased by €834 million, or 42.3%, as compared to 2002. This decrease was primarily attributable to the fact that the 2002 results had included nine months of revenues (approximately €577 million) for the purchase of fuel by our Generation and Energy Management segment, reflecting the transfer of contracts for the purchase of fuel to Enel Trade of the Generation and Energy Management segment which was completed at the end of 2002. Approximately €260 million of the decrease was attributable to the fact that the segment purchased and resold a lower volume of imported electricity to Enel Distribuzione.

Services and Other Activities
      In 2003, the operating revenues in our Services and Other Activities segment, prior to intersegment eliminations, decreased by €141 million, or 4.9%, as compared to 2002. Of the segment’s total of €2,742 million in operating revenues, prior to intersegment eliminations, €1,694 million was attributable to engineering and contracting, €462 million to information technology services, €397 million to real estate and related services, and €259 million to other activities. Approximately 45% of these revenues were generated by transactions with other Group companies. Eliminations for intrasegment operations in 2003 were €70 million.
      The decrease in revenues from this segment’s operations was primarily due to the deconsolidation of CESI as of January 1, 2003, which we estimate accounted for a decline in revenues of approximately €115 million, and to the January 1, 2003 transfer to the Sales, Infrastructure and Networks segment of certain materiel and logistics activities from our real estate activities, which had accounted for approximately €94 million in revenues in 2002. The decrease also reflected a decline of €61 million in revenues from our information technology activities due to their transfer to Wind of our fiber optic backbone network and a reduction in prices at Enel.it. The negative impact of these factors on the segment’s revenues was partially offset by a €73 million increase in revenues from engineering and contracting due to increased activities for third parties (including a €55 million settlement of a dispute over a contract for the construction of a plant in Libya), and by a €48 million increase in revenues from other activities such as personnel administration, professional training services, and factoring.

Eliminations
      Eliminations in operating revenues primarily relate to intersegment sales (primarily of electricity and fuel) and services (primarily engineering and contracting). In 2003, eliminations decreased by €1,068 million, or 8.9%, as compared to 2002, mainly reflecting the transfer of the agreements for the purchase of fuel from our Corporate segment to our Generation and Energy Management segment and the transfer to our Generation and Energy Management segment of the activities related to sales to large electricity users and gas wholesalers that in 2002 were carried out by our Sales, Infrastructure and Network segment, which purchased gas and part of the electricity sold to these customers from our Generation and Energy Management segment.

Operating Expenses
      The following table shows a breakdown of our operating expenses for each of the periods presented:

	Year Ended
	December 31,

	2002	2003

	(In millions of
	euro)
Operating expenses:
Personnel	€3,589	€3,440
Fuel for thermal generation	4,255	4,101
Purchased power	4,802	4,620
Other operating expenses:
Services and rentals	5,710	5,224
Materials and supplies	4,212	4,111
Provisions	504	593
Other	721	924
Capitalized expense	(1,173)	(944)
Total	€22,620	€22,069
      As described in more detail below, our consolidated operating expenses for 2003 decreased by €551 million, or 2.4%, as compared to 2002. Expressed as a percentage of operating revenues, operating expenses decreased from 75.5% in 2002 to 70.5% in 2003, reflecting the fact that operating revenues grew while operating expenses decreased. The decrease in the absolute figure was primarily due to the abolition of the hydroelectric surcharge which had amounted to €424 million (of which €14 million related to Eurogen and Interpower) in 2002; largely as a result, overall expenses for services and rentals fell by €486 million. The decrease in consolidated operating expenses also reflected declines of €182 million in costs for purchased power, €154 million in costs for fuel for thermal generation, €149 million in personnel costs, and a €101 million decrease in costs for materials and supplies. The positive effect of these factors was only partially offset by a €229 million decrease in capitalized expenses, and increases of €203 million and €89 million in other costs and provisions, respectively.

Personnel
      Personnel costs decreased by €149 million, or 4.2%, as compared to 2002, primarily due to a 6.6% decline in the average number of employees. The decline in headcount reflected early retirements spurred by incentives, as well as the deconsolidation of Eurogen and Interpower. Average costs per employee, however, increased by 2.6%, reflecting compensation increases required under the collective labor agreement for the electricity industry.

Fuel for thermal generation
      Costs for fuel for thermal generation decreased by €154 million, or 3.6%, as compared to 2002, primarily due to a decrease of 3.9% in the volume of electricity produced from thermal sources that was itself largely due to the deconsolidation of Eurogen and Interpower. The decrease was partially offset by the effect of an increase of approximately 21.1% and approximately 7.0% in market prices for low-sulfur fuel oil and coal, respectively, and a €33 million increase attributable to the first time consolidation of Maritza.

Purchased power
      Purchased power costs decreased by €182 million, or 3.8%, as compared to 2002, with the rate of decrease being significantly less than the 10.6% decline in the volume of power we purchased that was linked to a reduction in the volume of power we sold on the free market. The increase in average purchase costs reflected an increase in the percentage of power purchased from Italian sources (where prices are usually higher than those for imports).

Services and rentals
      Services and rentals costs decreased by €486 million, or 8.5%, as compared to 2002, primarily due to the abolition of the hydroelectric surcharge, which had accounted for €424 million (of which €14 million relating to Eurogen and Interpower) in costs in 2002. The decline was also attributable to a €45 million decrease in costs for interconnection and roaming in our telecommunications activities, reflecting our reduced need for such services due to the development of our telecommunications network, and to a €17 million decrease in costs for advisory services provided by third parties.

Materials and supplies
      Materials and supplies costs decreased by €101 million, or 2.4%, as compared to 2002. Costs for materials fell by €242 million, reflecting lower levels of construction in our Sales, Infrastructure and Networks segment, while those for fuel for trading activities fell by €146 million due to reduced sales volumes. The impact of these decreases on the overall figure was partially offset by an increase of €287 million in costs for gas purchased for resale to end users reflecting the inclusion of a full year’s results of Camuzzi, which had only been consolidated for the last six months of the year in 2002.

Provisions
      Provisions increased by €89 million, or 17.7%, as compared to 2002. The increase reflected an increase of €135 million in accruals for risks and charges and write-downs in our Generation and Energy Management segment, which was primarily due to accruals for €57 million for the risk that we are subject to additional hydroelectric surcharges related to electricity produced in 2001 and €38 million for risks on fuel trading and other contracts. The overall increase also reflected an increase of €30 million in accruals for risks and charges in our Transmission segment (primarily related to the risk of payments resulting from the recalculation of the portion of the fees for the use of the national transmission grid). These were partially offset by a €63 million decrease in accruals for risks and charges in our Services and Other Activities segment attributable to our engineering and contracting sector, and a €17 million decrease in accruals for risks and charges in our Sales, Infrastructure and Networks segment.

Other costs
      Other costs increased by €203 million, or 28.2%, as compared to 2002, primarily as a result of a €193 million increase in costs incurred by our Sales, Infrastructure and Networks segment in connection with charges introduced by new regulations on energy efficiency, the use of clean energy resources and improvements in the continuity and quality of service.

Capitalized expenses
      Capitalized expenses decreased by €229 million, or 19.5%, as compared to 2002, primarily reflecting lower levels of construction activity in our Sales, Infrastructure and Networks segment.
      The following table shows a breakdown of our operating expenses by business segment for each of the periods presented.

	Year Ended
	December 31,

	2002	2003

	(In millions of euro)
Generation and Energy Management	€8,665	€8,948
Sales, Infrastructure and Networks	17,589	16,870
Transmission	314	343
Telecommunications	3,444	3,507
Corporate	1,805	912
Services and Other Activities	2,731	2,323
Eliminations	(11,928)	(10,834)
Total	€22,620	€22,069

Generation and Energy Management
      Operating expenses for our Generation and Energy Management segment (which primarily consist of fuel costs, fees paid to the Gestore della Rete, and personnel and maintenance costs for our power plants), prior to intersegment eliminations, increased by €283 million, or 3.3%, as compared to 2002. The total expenses of the segment of €8,948 million reflected expenses for Italian generation of €8,642 million, expenses for international generation of €328 million and eliminations for intrasegment operations of €22 million. The overall increase was primarily attributable to a €302 million, or 3.6%, increase, prior to intrasegment eliminations, in expenses for the segment’s Italian operations which was offset in part by a €24 million, or 6.8%, decrease, prior to intrasegment eliminations, in expenses for international operations.
      Intersegment transfers of operations had a significant impact on the increase in expenses at the segment’s Italian operations. Sales to electricity customers with an annual consumption higher than 100 GWh accounted for approximately €560 million in operating expenses during the year (since we purchased from third parties most of the electricity sold to these customers), while sales to gas wholesalers accounted for approximately €306 million in costs. Responsibility for each of these activities had been transferred from the Sales, Infrastructure and Networks segment as of January 1, 2003. The increase in expenses for Italian operations was also attributable to a €330 million increase in costs for purchases of fuel for power generation, and a €124 million increase in provisions. The impact of these factors was partially offset by a decrease in costs of approximately €674 million attributable to the deconsolidation of Eurogen and Interpower and the impact of the abolition of the hydroelectric surcharge that had been responsible for €410 million in costs in the prior year.
      The decrease in expenses for the segment’s international generation operations primarily reflected a decline of €98 million in costs at our Spanish plants due to the shutdown of plants for part of the year, which was only partially offset by the €65 million in costs attributable to the first time consolidation of Maritza, and a €9 million increase in provisions and write-downs in our operations in North America.

Sales, Infrastructure and Networks
      Operating expenses for our Sales, Infrastructure and Networks segment (which primarily consist of purchases of power and natural gas and costs associated with running our distribution network), prior to intersegment eliminations, decreased by €719 million, or 4.1%, as compared to 2002. The total expenses of the segment of €16,870 million reflected expenses for Italian electricity activities of €15,421 million, expenses from gas sales of €1,127 million, and expenses from the segment’s international electricity operations of €322 million (in 2003 there were no eliminations for intrasegment expenses related to this segment). The overall decrease in the segment’s expenses was primarily attributable to a decline of €903 million, or 5.5%, in expenses for electricity activities in Italy, offset only in part by a €182 million, or 19.3% increase in expenses for gas activities and a €2 million, or 0.6%, increase in expenses for the segment’s international operations.
      The decrease in expenses for electricity activities in Italy primarily reflected an aggregate decline of €1,450 million in costs related to the transfer to the Generation and Energy Management segment of the operations described above and the decrease in costs for the purchase of imported electricity and electricity from CIP 6 producers. The decrease also reflected a decrease of €58 million in personnel costs, €45 million in costs for materials, and €40 million in costs for services. These declines were only partially offset by a €655 million increase in costs for purchase of electricity resold on the regulated market and transport of electricity sold on the free market, and a €59 million increase in franchising costs.
      The €182 million increase in expenses at the segment’s gas activities was primarily attributable to the inclusion of a full year’s results of Camuzzi (now Enel Rete Gas), which had only been consolidated for the last six months of the year in 2002.

Transmission
      Operating expenses for our Transmission segment, prior to intersegment eliminations, increased by €29 million, or 9.2%, as compared to 2002, due to a €30 million increase in accruals for the risk of payments resulting from the recalculation of the portion of the fees for the use of the national transmission grid pertaining to us, and a €18 million increase in expenses at Terna’s Brazilian subsidiaries. The impact of these factors was partially offset by an aggregate decrease of €19 million in costs for services and personnel.

Telecommunications
      Operating expenses for our Telecommunications segment, prior to intersegment eliminations, increased by €63 million, or 1.8%, as compared to 2002. This increase reflected a €78 million increase in costs for services (mainly advertising and outsourcing) and a €32 million increase in personnel costs that were partially offset by a €45 million decrease in interconnection and roaming costs, reflecting our reduced need for such services due to the development of our telecommunications network.

Corporate
      Operating expenses for our Corporate segment, prior to intersegment eliminations, decreased by €893 million, or 49.5%, as compared to 2002, primarily due to the transfer of the agreements for the purchase of fuel to our Generation and Energy Management segment, which we estimate accounted for €578 million of the decrease, and a €300 million decrease in costs for purchased power reflecting reduced imports.

Services and Other Activities
      Operating expenses in our Services and Other Activities segment, prior to intersegment eliminations, decreased by €408 million, or 14.9%, as compared to 2002, primarily reflecting a €290 million decrease in costs for our engineering and contracting operations attributable to the fact that in 2002 we had recorded accounting accruals and to losses incurred in certain international operations, a €100 million decrease attributable to the deconsolidation of CESI, and a €54 million decrease in costs in our real estate business reflecting a reduced level of activities. The impact of these factors on the total was only partially offset by a €31 million increase in costs for other activities such as personnel administration, professional training services, factoring and reinsurance.

Eliminations
      Eliminations for operating expenses principally consist of the elimination of intersegment electricity and fuel purchases and costs for the provision of intersegment services. In 2003, the decrease of €1,094 million, or 9.2%, was generally in line with the corresponding amount relating to operating revenues.

Depreciation and Amortization
      The following table shows depreciation and amortization for each of our business segments for each of the periods presented:

	Year Ended
	December 31,

	2002	2003

	(In millions of euro)
Generation and Energy Management	€1,283	€1,202
Sales, Infrastructure and Networks	1,249	1,234
Transmission	247	154
Telecommunications	1,496	1,716
Corporate	4	4
Services and Other Activities	198	206
Total	€4,477	€4,516
      Depreciation and amortization for 2003 increased by €39 million, or 0.9%, as compared to 2002, mainly as a result of a €220 million increase in our Telecommunications segment that was partially offset by a €93 million decrease in our Transmission segment and a €81 million decrease in our Generation and Energy Management segment.
      Depreciation and amortization for our Generation and Energy Management segment decreased by €81 million, or 6.3%, primarily as a result of the deconsolidation of Eurogen and Interpower, which we estimate reduced these expenses by approximately €97 million. Depreciation and amortization for our Sales,

Infrastructure and Networks segment decreased by €15 million, or 1.2%, primarily due to a €63 million decrease attributable to lower depreciation charges relating to our Italian electricity distribution network following the sale of certain local distribution networks, as well as reduced investments, the effect of which was partially offset by an increase of €43 million in depreciation and amortization for our gas activities attributable to the inclusion of a full year’s results of Camuzzi, which had only been consolidated for the last six months of the year in 2002. Depreciation and amortization for our Transmission segment decreased by €93 million, or 37.7%, primarily reflecting our decision to increase the useful life of our transmission grid from 35 to 40 years following the results of technical tests supporting a longer useful life for such assets. This factor accounted for €104 million of the decrease in depreciation and amortization at this segment and was partially offset by a €9 million increase in depreciation and amortization expenses at Terna’s Brazilian subsidiaries. Depreciation and amortization for our Telecommunications segment increased by €220 million, or 14.7%, as compared to 2002, primarily due to a €144 million increase attributable to higher depreciation of our telecommunications network attributable to the depreciation of the assets we acquired in connection with the development of our network costing €1,559 million in 2002 and €685 million in 2003, as well as an increase of €129 million attributable to the amortization of our UMTS license for the first time in 2003 (when we became able to utilize it). The impact of these factors on the overall result for the segment was partially offset by a decrease of €53 million in amortization of goodwill reflecting the net effect of a decrease of €108 million in the value of the segment’s goodwill (mainly resulting from the acquisition of Infostrada) due to the write-downs recorded in 2002 and an increase of €55 million due to the amortization of the goodwill resulting from our acquisition of France Télécom’s stake in Wind. You should read “— Outlook — Acquisition of Infostrada and Sole Ownership of Wind” for further details on such acquisition.

Operating Income
      The following table shows operating income for each of our business segments for the periods presented:

	Year Ended
	December 31,

	2002	2003

	(In millions of
	euro)
Generation and Energy Management	€1,440	€2,457
Sales, Infrastructure and Networks	2,128	2,329
Transmission	267	430
Telecommunications	(1,019)	(840)
Corporate	164	223
Services and Other Activities	(46)	213
Eliminations	(54)	(80)
Total	€2,880	€4,732
      Operating income increased by €1,852 million, or 64.3%, as compared to 2002, primarily due to a €1,017 million increase in income in our Generation and Energy Management segment. The overall increase also reflected a €163 million increase in income in our Transmission segment, a €259 million increase in income in our Services and Other Activities segment, a €201 million increase in income in our Sales, Infrastructure and Networks segment, and a €179 million increase in income in our Telecommunications segment.

Generation and Energy Management
      Operating income of our Generation and Energy Management segment, prior to intersegment eliminations, increased by €1,017 million, or 70.6%, as compared to 2002. The segment’s operating income was comprised of operating income from Italian generation operations of €2,388 million, and operating income from international operations of €69 million. The overall increase in the segment’s operating income reflected a €1,015 million, or 73.9%, increase in operating income from its Italian generation operations and a €2 million, or 3.0%, increase in operating income from its international generation operations.
      The increase in operating income from Italian generation activities was primarily attributable to the impact on operating margins of the abolition of the hydroelectric surcharge, which had a doubly positive effect on margins in 2003. The reversal of the hydroelectric surcharge that we had accounted for in 2002, following the retroactive abolition of such surcharge in 2003, contributed €410 million to our operating revenues, while the fact that we did not have to account for such charges in 2003 reduced our operating expenses by an equivalent amount. The increase in operating income from Italian activities also reflected €310 million in additional revenues attributable to the increase in the tariff component aimed at covering fuel costs, and a €102 million increase due to the reimbursement of certain charges incurred in 2002 for the purchase of green certificates. These positive factors were partially offset by a €124 million increase in provisions and a €49 million decrease in operating income attributable to the deconsolidation of Eurogen and Interpower. The €2 million increase in operating income generated by the international generation operations of the segment reflected a €39 million increase attributable to the first time consolidation of Maritza, which was partially offset by a €30 million decrease in operating income at Viesgo and a €7 million decrease in operating income from our operations in North and Central and South America.

Sales, Infrastructure and Networks
      Operating income of our Sales, Infrastructure and Networks segment, prior to intersegment eliminations, increased by €201 million, or 9.4%, as compared to 2002. Total operating income of the segment comprised €2,181 million of operating income from Italian electricity sales, €118 million of operating income from gas distribution and sales and €30 million of operating income from international electricity operations. The overall increase in the segment’s operating income was attributable to an increase of €119 million, or 5.8%, in operating income from electricity sales in Italy, an €80 million increase in operating income from sales of gas distribution and sales (which more than doubled from €38 million in 2002), and an increase of €2 million, or 7.1%, in operating income from the segment’s international operations.
      The increase in operating income from Italian electricity sales was primarily attributable to a €143 million increase in bonuses that the Energy Authority granted to us for having achieved the quality targets set for 2002 and 2001, and to a decrease in costs for personnel, materials and services totaling an aggregate of €143 million. The increase in operating income from Italian electricity sales also reflected €63 million in lower depreciation charges on the electricity distribution network, as described above. The impact of these positive factors was partially offset by a €203 million decrease in operating income from the sale of electricity that was attributable to the combination of lower tariff levels and a decrease in sales volumes. The €80 million increase in operating income from the segment’s gas activities primarily reflected the first time inclusion of a full year’s results of Camuzzi.

Transmission
      Operating income of our Transmission segment, prior to intersegment eliminations, increased by €163 million, or 61.0%, as compared to 2002, primarily due to a decline of €104 million in depreciation charges on Terna’s transmission grid as a result of the change in useful lives described above, a €46 million increase in revenues at Terna (partially offset by a €11 million increase in operating expenses), and the improvement in the result of the international operations of the segment, which recorded operating income of €22 million in 2003, as compared to an operating loss of €4 million in 2002.

Telecommunications
      Operating loss of our Telecommunications segment, prior to intersegment eliminations, decreased by €179 million, or 17.6%, as compared to 2002, reflecting a higher volume of activity. The increase in revenues reduced the operating loss of the segment by €462 million, though the effect of this on the total was partially offset by the €220 million increase in depreciation and amortization costs and a €63 million increase in operating expenses discussed above.

Corporate
      Operating income of our Corporate segment, prior to intersegment eliminations, increased by €59 million, or 36.0%, as compared to 2002, mainly due to a decline in the operating expenses of this segment described above.

Services and Other Activities
      Operating income of our Services and Other Activities segment, prior to intersegment eliminations, was €213 million, as compared to an operating loss of €46 million in 2002. The improvement in the segment’s operating result was primarily due to a €363 million increase in operating income from our engineering and contracting business, which had recorded losses attributable to its international operations in 2002. The impact of this turnaround was partially offset by a €62 million decrease in operating income from our information technology services and a €48 million decrease in operating income from our real estate and related services due to their reduced level of activities.

Eliminations
      Eliminations for operating income mainly relate to income from our engineering and contracting activities arising from transactions with companies in our Generation and Energy Management segment. In 2003, the increase of €26 million, or 48.1%, reflected an increase in these intersegment activities.

Financial Expense
      Net financial expense decreased by €48 million, or 4.1%, from €1,178 million in 2002 to €1,130 million in 2003, primarily due to the reduction in the average interest rate applied to our financial debt from 4.7% in 2002 to 4.4% in 2003, the effect of which was partially offset by an increase from €23,386 million in 2002 to €24,119 million in 2003 in our average net financial debt. The total increase in our average net financial debt was primarily attributable to our financing of the acquisition of France Télécom’s 26.6% stake in Wind.

Equity Losses
      The €73 million charge recorded in 2003 (an increase of €14 million or 23.7% from 2002) consisted primarily of write-downs in the value of investments in other companies, of which €72 million related our holdings in Leasys, a joint venture we created with Fiat Auto S.p.A. which provides services of long-term rentals for corporate automobile fleets, due to losses incurred by the venture.

Extraordinary Income (expense)
      In 2003, we recorded net extraordinary expenses of €136 million, as compared to net extraordinary income of €736 million recorded in 2002.
      Extraordinary expenses for 2003 principally consisted of:

•	Charges connected with early retirement incentives totaling €256 million;

•	A write-down of €133 million and accruals for €58 million made in connection with the conversion to coal of a plant in Torrevaldaliga Nord;

•	Charges for restructuring and reorganization totaling €92 million, of which €69 million related to our Telecommunications segment and included losses from the early disposal of certain computer hardware and software, costs for training of personnel, and penalties for early termination of certain supply agreements, with the remaining €23 million pertaining to our real estate operations;

•	Several charges connected with the tax amnesty totaling €83 million;

•	Adjustments relating to previous years’ capital grants amounting to €60 million;

•	Adjustments and other items relating to our Telecommunications segment, totaling €44 million;

•	Adjustments amounting to €30 million due to the settlement of transactions due to extraordinary events;

•	Write-downs of assets totaling €23 million (of which €19 million related to our Generation and Energy Management segment);

•	Adjustments amounting to €20 million on the value of stocks of fuel;

•	Write-downs of assets connected with our combined cycle conversion plan totaling €8 million;

•	Payment of taxes relating to previous years totaling €6 million;

•	Extraordinary reimbursements made to customers totaling €4 million.
      These extraordinary expenses were partially offset by extraordinary income that principally consisted of:

•	A capital gain on the disposal of Interpower of €356 million;

•	Capital gains on the disposal of electricity distribution networks in several municipalities of aggregate €165 million, of which €120 million related to the disposal of the distribution network in Brescia;

•	Adjustments in income taxes with respect to previous years for a total of €58 million, resulting from the definition of the tax treatment of certain items following clarifications on the application of certain rules provided in 2003;

•	Indemnities amounting to €44 million;

•	Write-offs of extraordinary provisions and other items relating primarily to our Generation and Energy Management segment totaling €37 million;

•	Adjustments and other items relating to our Telecommunications segment, totaling €31 million.
      You should read note 24 to our consolidated financial statements for a discussion of the different criteria used under Italian GAAP and U.S. GAAP for determining what constitutes an extraordinary item.

Income Taxes
      The following table shows a breakdown of our income taxes for the periods indicated.

	Year Ended
	December 31,

	2002	2003

	(In millions of
	euro)
Income taxes:
Current and deferred taxes	€919	€1,388
Release of deferred tax provision following freeing-up of accelerated depreciation reserves	(60)	—
Tax incentives on capital expenditure (Tremonti-bis Law)	(213)	—
Reversal of deferred tax provision as a result of revaluation of assets carried out in statutory accounts by Group companies	—	(375)
Resizing of deferred taxes and deferred tax assets to change in tax rates	(38)	(47)
Total	€608	€966
      The total tax charge for 2003 was €966 million, which was €358 million, or 58.9%, higher than the charge for 2002. The increase reflected primarily a €507 million increase in current and deferred taxes primarily due to the increase in income.
      This total tax charge reflected our effective tax rate of 28.5%, net of the effects of non-recurring items, as opposed to an overall tax rate which would have amounted approximately to 45% in the absence of such non-recurring items.
      The decline in the tax rate is primarily attributable to the partial release of the deferred tax reserve for an amount of €375 million resulting from the value of certain classes of assets having been restated by some of our companies in their statutory accounts. Under Italian tax rules, companies may accelerate the amortization of certain assets for tax purposes insofar as they create two special reserves. The first reserve accounts for the accelerated amortization. The other reserve accounts for the deferred taxes (calculated by applying the standard corporate tax rate) that will be due on the portion of amortization reflected in the financial statements, but already deducted for tax purposes because of the accelerated amortization. In 2003, pursuant to a special tax regime, certain of our companies stepped up the value of certain classes of assets amortized on a tax acceleration basis by paying a 19% substitute tax rate, thereby aligning the value that such assets carried in the statutory accounts with the value that they carry in the consolidated financial statements. This resulted in a decrease of our effective corporate tax rate equal to the difference between the standard corporate tax rate (at which the deferred tax reserve had been accounted for by our companies) and the 19% substitute tax due on the increase in value of the assets amortized on a tax acceleration basis.

      Deferred taxes and deferred tax assets were adjusted to take into account the cut in the corporate tax rate to 33%, resulting in a decrease of the value of such accounting items equal to €47 million.
      In addition, certain of the special tax regimes from which we had benefited in 2002 were no longer available in 2003, as indicated in the table above.

Net Income
      Net income increased by €501 million, or 25.0%, from €2,008 million in 2002 to €2,509 million in 2003. This increase was primarily due to the €1,852 million increase in operating income and €48 million decrease in net financial expenses described above. The positive effects of these factors on net income was partially offset by extraordinary expense of €136 million (as compared to extraordinary income of €736 million in 2002), a €358 million increase in income taxes, a €155 million decrease in losses attributed to minority shareholders reflecting our acquisition of France Télécom’s former minority interest in Wind, and a €14 million increase in equity losses, each of which is described in more detail above.
Inflation
      The tariffs for sales of electricity in effect over the periods covered by the financial statements included in this annual report were not adjusted for inflation. Inflation in Italy was 2.5% in 2002, 2.7% in 2003, and 2.2% in 2004. As a result, the real value of tariffs decreased over time.
U.S. GAAP Reconciliation
      We have prepared our consolidated financial statements in accordance with accounting principles prescribed by Italian law and supplemented by the accounting principles issued by the Consiglio Nazionale dei Dottori Commercialisti e dei Ragionieri, or Italian GAAP, which differ in certain respects from U.S. GAAP. The principal differences between Italian GAAP and U.S. GAAP, as applied to our consolidated financial statements, relate to the following:

•	Fixed assets and related depreciation;

•	Capitalized interest and related depreciation;

•	Customers’ connection fees;

•	Pension and employee termination accounting;

•	Other post-retirement benefits accounting;

•	Derivatives;

•	Advertising and start-up costs;

•	Software;

•	Goodwill, write-down and related amortization;

•	Restructuring reserve and conversion costs;

•	Italian pension system obligations;

•	Asset retirement obligations;

•	Early retirement program;

•	Gain on sale of real estate businesses;

•	Stock option compensation expense;

•	Additional share qualification for Terna shareholders;

•	Consolidation;

•	Accounting for income taxes;

•	Investment in equity securities;

•	Extraordinary income and expenses; and.

•	Electricity Industry Pension Fund.
      You should read note 24 to our consolidated financial statements for a more detailed discussion of the principal differences between Italian GAAP and U.S. GAAP that affect our consolidated financial statements; note 25 to our consolidated financial statements for a reconciliation of net income and shareholders’ equity between Italian GAAP and U.S. GAAP; and note 26 to our consolidated financial statements for additional U.S. GAAP disclosures.
      Our consolidated net income under U.S. GAAP was approximately €1,399 million in 2002, €2,376 million in 2003 and €1,031 million in 2004, as compared to consolidated net income under Italian GAAP of €2,008 million in 2002, €2,509 million in 2003 and €2,706 million in 2004. Our shareholders’ equity under U.S. GAAP was €18,526 million at December 31, 2002, €18,651 million at December 31, 2003, and €15,697 million at December 31, 2004 as compared with shareholders’ equity under Italian GAAP of €20,772 million at December 31, 2002, €21,124 million at December 31, 2003 and €19,847 million at December 31, 2004.
      The differences between U.S. GAAP and Italian GAAP also have an impact on operating income at the segment level. The differences result primarily from recognition of revenues related to customers’ connection fees, goodwill impairment and amortization, property-related adjustments, reversal of costs accrued for the early retirement program and different classifications of extraordinary expenses. In addition, the extraordinary contribution to the national electricity industry pension system represents a negative pre-tax reconciliation difference of €446 million in 2002, a positive pre-tax reconciliation difference of €124 million in 2003, and a positive pre-tax reconciliation difference of €89 million in 2004. Please see “Item 6. Directors, Senior Management and Employees — Employees — Employee benefits” for a discussion of these contributions.

Critical Accounting Policies under U.S. GAAP
      In addition to the critical accounting policies discussed above under “— Overview — Critical accounting policies,” management considers that the following critical accounting policies in the reconciliation of net income and shareholders’ equity between Italian GAAP and U.S. GAAP require reliance upon significant judgments, estimates and assumptions.
      Recoverability of goodwill. For U.S. GAAP, we adopted the provisions of Statement of Financial Accounting Standard SFAS No. 142 (FASB 142), “Goodwill and Other Intangible Assets,” as of January 1, 2002, which did not result in any impairment as of that date. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized and that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step approach at the reporting unit level. Reporting units may be tested at different times during the year. The first step involves comparing the fair value of the reporting unit to its book value, including goodwill and intangible assets. The determination of fair value of each reporting unit is based on the present value of future cash flows and requires significant judgment. If the fair value of the reporting unit is less than its book value, a second step is required to be performed which compares the implied fair values to the book values of the reporting units’ goodwill. The implied fair value of the goodwill is the difference between the fair value of the reporting unit and the net fair values of the recognized and unrecognized intangible identifiable assets and liabilities of the reporting unit. The fair value of intangible assets with indefinite lives is determined based on expected discounted future cash flows. If the fair value of goodwill and other intangible assets with indefinite lives are less than their book values, the differences are recorded as impairment charges. With regard to our telecommunications reporting unit, the annual impairment test which was performed at June 30, 2002 resulted in us recording impairment charges of €2,336 million under U.S. GAAP relating to goodwill during the year ended December 31, 2002. No such impairment resulted from the similar testing performed in 2003. The annual impairment test performed at June 30, 2004 did not result in an impairment, however, due to a change in circumstances that we believed would more likely than not reduce the fair value of the reporting unit below its carrying amount, we performed a new impairment test at December 31, 2004, which resulted in the recording of impairment charges under U.S. GAAP of €3,393 million.
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
      Accounting for derivatives. In 1998, the Financial Accounting Standards Board (FASB), issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 was later amended by SFAS 137 and 138 (collectively referred to as SFAS 133). For U.S. GAAP purposes only, we use the criteria in SFAS 133, as amended and interpreted, to determine if certain contracts must be accounted for as derivative instruments. The rules for determining whether a contract meets the criteria for derivative accounting are numerous and complex. As a result, significant judgment is required to determine whether a contract requires derivative accounting, and similar contracts can sometimes be accounted for differently. The types of contracts we currently account for as derivative instruments are interest rate swaps and locks, foreign currency exchange contracts, call options and swaps. We do not account for electric capacity, gas supply contracts, or purchase orders for numerous supply items as derivatives. If a contract must be accounted for as a derivative instrument, the contract is recorded as either an asset or a liability in the financial statements at the fair value of the contract. Any difference between the recorded book value and the fair value is reported either in earnings or in other comprehensive income depending on certain qualifying criteria. The recorded fair value of the contract is then adjusted quarterly to reflect any change in the market value of the contract. In order to value the contracts that are accounted for as derivative instruments, we use a combination of market quoted prices and mathematical models. Option models require various inputs, including forward prices, volatilities, interest rates and exercise periods. Changes in forward prices or volatilities could significantly change the calculated fair value of the call option contracts. The models we used have been tested against market quotes to ensure consistency between model outputs and market quotes. For derivative instruments to qualify for hedge accounting under SFAS 133, the hedging relationship must be formally documented at inception and be highly effective in achieving offsetting cash flows or offsetting changes in fair value attributable to the risk being hedged. If hedging a forecasted transaction, the forecasted transaction must be probable. If a derivative instrument used as a cash flow hedge is terminated early because it is probable that a forecasted transaction will not occur, any gain or loss as of such date is immediately recognized in earnings. If a derivative instrument used as a cash flow hedge is terminated early for other economic reasons, any gain or loss as of the termination date is deferred and recorded when the forecasted transaction affects earnings.
      Recoverability of intangible assets and other long-term assets. Under U.S. GAAP, in order to test the recoverability of intangible assets and other long term assets,” we apply SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We estimate the useful lives of intangible and other long-term assets based on the nature of the asset, historical experience and the terms of any related supply contracts. We test for impairment by comparing the sum of the future undiscounted cash flows expected to be received or derived from an asset or a group of assets to their carrying value. If the carrying value exceeds the future undiscounted cash flows, the impairment is measured using an estimation of the assets’ fair value, primarily using a discounted cash flow method. The identification of indicators of impairment, the estimation of future cash flow and the determination of fair values for assets or groups of assets require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and appropriate discount rates. A significant change to these assumptions could impact the estimated useful lives or valuation of intangible and other long-term assets resulting in a change to amortization expense and impairment charges.

New U.S. GAAP Accounting Standards
      In addition to the critical accounting policies discussed above under “— Overview — Critical Accounting Policies” and “— Critical Accounting Policies under U.S. GAAP,” our future U.S. GAAP results will be affected by a number of new accounting standards that have been recently issued.

      Certain aspects of revenue arrangements. In November 2002, the Emerging Issues Task Force (EITF) reached consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. The provisions of EITF 00-21 became effective for revenue arrangements entered into beginning January 1, 2004. The adoption of EITF 00-21 did not have a material impact on our financial position, results of operations or cash flows.
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
      Variable interest entities. In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51,” which clarifies the application of the consolidation rules to certain variable interest entities. In December 2003, the FASB issued a revised version of FIN 46 (FIN 46R) to address certain technical corrections and implementation issues. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. The requirements of FIN 46 are effective January 1, 2004, and the requirements of FIN 46R apply to entities other than special purpose entities for the period ended December 31, 2004 and to special purpose entities as of January 1, 2004. FIN 46 and FIN 46R also provide disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. Certain of these disclosure requirements apply to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. In connection with our adoption of FIN 46R, we determined that an entity created in connection with the securitization by Wind of its trade receivables qualifies as a variable interest entity and therefore consolidated this entity for U.S. GAAP purposes effective January 1, 2004. You should read notes 4 and 26 of our consolidated financial statements for additional details on this transaction and the related accounting treatment. We have not identified any other entities which could be qualified as variable interest entities.
      Amendment to derivative instruments and hedging activities. On April 30, 2003, the FASB issued FASB Statement No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to address (1) decisions reached by the Derivatives Implementation Group, (2) developments in other Board projects that address financial instruments, and (3) implementation issues related to the definition of a derivative. SFAS 149 had multiple effective date provisions depending on the nature of the amendment to SFAS 133. The adoption of SFAS 149 did not have a significant impact on our consolidated financial statements.

      Financial instruments with characteristics of both liabilities and equity. On May 15, 2003, the FASB issued FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or as an asset in some circumstances). Many of those instruments were previously classified as equity. This statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. SFAS 150 is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 did not have a significant impact on our consolidated financial statements.
      Determining whether an arrangement contains a lease. In May 2003, the EITF reached a consensus on EITF 01-8, “Determining Whether an Arrangement contains a Lease.” EITF 01-8 clarifies certain provisions of SFAS 13, “Accounting for Leases,” with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under EITF 01-8 should be accounted for under current lease accounting literature by lessors and lessees. We will be required to apply the provisions of EITF 01-8 prospectively to arrangements newly agreed to, modified, or acquired in a business combination beginning January 1, 2004. The adoption of EITF 01-8 did not have a significant impact on our consolidated financial statements.
      Pension disclosure. In December 2003, the FASB issued SFAS 132 (revised 2003, SFAS 132R), “Employers’ Disclosure about Pensions and Other Post-retirement Benefits (revised 2003) and amendment of FASB 87, 88, and 106”, which requires additional disclosures about our defined benefit plans and other post-retirement plan assets, obligations, net costs, and cash flows. We have adopted the new disclosure requirements as of December 31, 2003 (see note 26 to our consolidated financial statements).
      Other than temporary impairment of investments. In March 2004, the EITF reached a consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” EITF 03-1 addresses the meaning of other than temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method. Although a consensus was reached on how to evaluate when an impairment of securities or investments is other than temporary, as well as on certain quantitative and qualitative disclosures about unrealized losses pertaining to debt and equity securities classified as available-for-sale or held-to-maturity, in September 2004, the FASB decided to delay the effective date for application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired until additional guidance is issued. The disclosures required by EITF03-1 are effective for fiscal years ending after December 15, 2003 (see note 24 to our consolidated financial statements).
      Applying the Equity Method of Accounting to Investments Other than Common Stock. In June 2004, the EITF reached a consensus on EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock.” EITF 02-14 addresses the application of the equity method of accounting to investments in other than common stock. An investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting only when it has an investment in common stock and/or an investment that is in-substance common stock. In-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. We will be required to apply the provisions of EITF 02-14 beginning January 1, 2005. We do not expect the adoption of EITF 02-14 will have a significant impact on our financial position, results of operations or cash flows.
      Preexisting relationships between the Parties to a Business Combination. In October 2004, the EITF reached a consensus on EITF 04-1, “Accounting for Preexisting relationships between the Parties to a Business Combination.” EITF 04-1 addresses various elements connected to a business combination between two parties that have a pre-existing relationship and the settlement of the pre-existing relationship in conjunction with the business combination. We will be required to apply the provisions of EITF 04-1 to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after October 13, 2004.
      Inventory Costs. In November 2004, the FASB issued SFAS No. 151, “Inventory Costs” (SFAS 151), which is an amendment of Accounting Research Bulletin No. 43, “Inventory Pricing.” SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of SFAS 151 are effective for inventory costs incurred during the fiscal year beginning after June 15, 2005 and are applied on a prospective basis. We do not expect the adoption of SFAS 151 to have a significant impact on our consolidated financial statements.
      Guidance in Determining Whether to Report Discontinued Operations. In November 2004, the EITF reached a consensus on EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB No. 144 in Determining Whether to Report Discontinued Operations.” EITF 03-13 addresses how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity, and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. If continuing cash flows are determined to be direct, then the cash flows have not been eliminated and the operations of the component should not be presented as discontinued operations. If continuing cash flows are determined to be indirect, then the cash flows are considered to be eliminated and the operations of the component should be presented as discontinued operations. In order to determine the significance of the continuing involvement, consideration must be given to the ability to influence the operating and or financial policies of the disposed component, as well as the retention of risk or the ability to obtain benefits. We will be required to apply the provisions of EITF 03-13 to a component of an enterprise that is either disposed of or classified a held for sale beginning January 1, 2005.
      Share-Based Payments. In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123R supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123R is similar to the approach described in SFAS No. 123. However, SFAS No. 123R requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an option. Also, SFAS No. 123R provides significant additional guidance regarding the valuation of employee stock options. While SFAS No. 123R does not require the use of a specific option-pricing model, it does indicate that lattice models usually will provide a better estimate of fair value of an employee stock option. We currently prepare the pro forma disclosures required under SFAS No. 123 using the Black-Scholes option-pricing model.
      SFAS No. 123R must be adopted no later than January 1, 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. SFAS No. 123R permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective“method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123R for all share-based payments granted after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123R that remain unvested on the effective date.

•	A “modified retrospective” method that includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures of either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
      As permitted by SFAS No. 123, we currently account for share-based payments to employees using the APB Opinion No. 25 intrinsic-value method. Accordingly, the adoption of the SFAS No. 123R fair value method will affect our results of operations. We have not yet determined the impact of adoption of SFAS No. 123R on 2006 net income and earnings per share. However, we do not believe the impact of this standard on our financial position, results or operations or cash flows will be materially different than described in our disclosure of pro forma net income and earnings per share in the Stock-Based Compensation disclosure in footnote 25.
      Conditional Asset Retirement Obligations. In March 2005, the FASB issued FASB Interpretation No. 47 (FIN 47) Accounting for Conditional Asset Retirement Obligations, which clarifies that a liability (at fair value) must be recognized for asset retirement obligations when it has been incurred if the amount can be reasonably estimated, even if settlement of the liability is conditional on a future event. FIN 47 is effective as of December 31, 2005. We are reviewing our asset retirement obligations to determine the need to record a liability to cover any conditional obligation. We do not expect the adoption of FIN 47 to have a significant impact on our consolidated financial statements.
      Accounting Changes and Error Corrections. In May 2005, the FASB issued SFAS 154, “— a Replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 required retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a significant impact on the consolidated financial statements.
Liquidity and Capital Resources

Cash Flow Analysis
      Our primary source of liquidity is cash generated from operations. Net cash provided by operating activities in 2004 was €5,392 million, as compared to €7,173 million in 2003. The decrease of €1,781 million, or 24.8%, reflected a €1,338 million increase in income taxes paid (excluding payments related to certain non-recurring income tax items which had an impact on our cash used in financing activities, as explained below), reflecting the fact that the tax advances we pay in any given year are determined on the basis of taxes due in the previous year and that taxes due in 2003 were higher than those due in 2002 (largely as a result of our higher pre-tax income). The decrease in cash provided by operating activities also reflected a €1,469 million decrease in the cash effect of accounts receivable that was primarily attributable to the start of operations of the Single Buyer in April, to which our generating companies sell electricity that they had previously sold to our distribution companies. The introduction of the Single Buyer had a largely parallel, but opposite impact on accounts payable, mainly because our distribution companies now purchase power for sales on the regulated market from the Single Buyer, rather than directly from our generation companies. Nevertheless, the cash effect of our trade accounts payable increased by only €266 million in 2004, as the Single Buyer effect was largely offset by the fact that advance payments that we had received in respect of our future performance under certain contracts (primarily at our engineering and construction activities) had increased by €1,084 million in 2003, whereas they decreased by €131 million in 2004 (reflecting the decline in our activity at our engineering and construction operations). The decrease in cash provided by operating activities also reflected the €1,265 million negative cash effect of Equalization fund receivables (which increased by €1,241 million in 2004 as compared to a decrease of €24 million in 2003) that was primarily attributable to the €1,219 million in revenues related to stranded costs that we recorded following the European Commission’s approval of the August 2004 decree (see “— Comparability of Information — Regulatory and Other Developments”). The overall decrease also reflected a €125 million increase in the negative cash effect of net changes in reserves for employee termination indemnities, primarily reflecting advances to employees we made to allow them to purchase Enel and Terna shares in the Italian retail offerings of such shares made in 2004. These negative factors were partially offset by the positive impact on cash provided by operating activities of a €989 million decline in the negative cash effect of inventories, primarily attributable to reduced activities at our engineering and construction business, a €972 million increase in income before taxes, and the €266 million increase in the cash effect of trade accounts payable explained above.
      Net cash used in investing activities was €1,898 million in 2004, as compared to €4,695 million in 2003. The decrease of €2,797 million, or 59.6%, was primarily attributable to the combination of a significant decline in our acquisition expenditures and a smaller, but still significant, increase in cash generated from disposals.

Our investments in consolidated subsidiaries (net of cash acquired) decreased by €1,466 million. In 2004, these investments totaled €135 million and were principally comprised of payments related to our acquisition of the Sicilmetano Group, the Ottogas Group and the Italgestioni Group, whereas in 2003, they had totaled €1,601 million, of which the largest single elements were the total of €1,389 million paid for the acquisition of France Télécom’s stake in Wind and the €168 million paid for the acquisition of our stake in EUFR. Total cash generated from disposals of businesses and fixed assets increased by €1,174 million, totaling €2,058 million in 2004, largely as a result of the Terna IPO, which generated gross proceeds of €1,700 million, and the disposal of NewReal, which generated gross cash proceeds of €216 million, whereas in 2003 the €884 million of cash flows from disposals of businesses and fixed assets were primarily attributable to the €477 million generated by the sale of Interpower and the €240 million generated by the disposal of certain municipal distribution networks. The overall decrease in net cash used in investing activities also reflected a €135 million decrease in capital expenditures, primarily due to lower expenditures on our Brazilian transmission assets.
      Net cash used in financing activities was €3,582 million in 2004, as compared to €2,426 million in 2003. The increase of €1,156 million, or 47.7%, in net cash used in financing activities was primarily attributable to an increase of €2,073 million in the amount of dividends paid, reflecting primarily the interim dividend of €0.33 per share (amounting to €2,014 million), that we paid in November 2004 in connection with the Terna IPO, (please see “Item 8. Financial Information — Other Financial Information — Dividend Policy” for more information on this interim dividend). The increase in cash used in financing activities also reflected an increase of €214 million in payments of taxes on freeing-up of reserves and tax amnesty charges, primarily reflecting the fact that in 2004 we made payments of €462 million in tax charges on write-ups of asset values effected in 2003. The impact of this factor on these tax payments and charges was offset in part by decreases, as compared with 2003, of €196 million for reserves freed up in 2002 and of €52 million for a tax amnesty relating to previous fiscal years. You should read note 24 to our financial statements for a discussion of the cash-flow treatment of these non-recurring income tax payments under U.S. GAAP. A decrease of €99 million in minority capital contributions also contributed to the increase in cash used in financing activities. The impact of these factors on the overall result was partially offset by an increase of €989 million in the cash effect of changes in our net financial debt, as we experienced a €1,002 million positive cash effect from changes in debt in 2004, as compared to a positive cash effect of €13 million in 2003. The changes in 2004 reflected an increase in net short-term debt, offset in part by a decrease in net long-term debt (please see “— Capital Resources” for information about our short-term debt and long-term debt). The overall increase in cash used in financing activities was also reduced by €241 million in cash generated by a capital increase subscribed to by certain of our executives in connection with their exercise of stock options.
      We met our cash requirements for our investing activities and financing activities primarily through cash generated from operations.

Capital Resources
      We manage our financing requirements through our centralized treasury department. Most of the financing transactions of our divisions are centralized and netted at the Group level in order to reduce our overall debt and interest expense. As a general rule, external financing is incurred at the parent company level (either directly by Enel or through a treasury vehicle with a guarantee from Enel) in the form of bonds and other debt securities, bank loans and lines of credit. Our treasury department then makes cash available to Group companies on an as needed basis through intercompany loans or current-account arrangements. In limited circumstances, financings are undertaken directly by our subsidiaries, including financing incurred directly by Wind and Terna in view of the planned reduction of our stake in such companies (see the sections “Telecommunications” and “Transmission” in “Item 4. Information on the Company — Business” for additional information with respect to Wind and Terna, respectively), and subsidized loans granted by the European Investment Bank to our operating subsidiaries to finance a specific project. We also issue bonds and commercial paper through Enel Investment Holding BV, a treasury vehicle. The principal goals of our treasury operations are to maximize financing efficiency and minimize structural subordination issues that would arise if significant external debt was held at the operating subsidiary level, as well as optimizing cash flows for all the companies of the Group on a daily basis.

      At December 31, 2004, our outstanding long-term debt, including current maturities, was €21,606 million, as compared to €22,016 million at December 31, 2003. The decrease of €410 million, or 1.9%, was primarily attributable to the fact that repayments exceeded new borrowings. Repayments of long-term debt in 2004 totaled €4,431 million, and were primarily comprised of payments at scheduled maturities, including those of a fixed rate bond issued by Enel Investment Holding BV with a total principal amount of €2,000 million and a fixed rate bond issued by Enel with a total principal amount of €1,000 million. The overall decrease also reflected new loans with a total principal amount of €3,986 million (including a total of €450 million drawn down by Wind from two syndicated credit facilities), the issue of two fixed rate bonds by Enel with a total principal amount of €1,500 million, the issue of two fixed rate bonds by Terna with a total principal amount of €1,400 million and the issue of a series of debt securities by Enel Investment Holding BV with a total principal amount of €150 million. Also contributing to the increase was an aggregate of €13 million of long-term debt that Sicilmetano and Italgestioni had when we acquired our stakes in these companies.
      At December 31, 2004, our outstanding short-term debt was €5,054 million, as compared to €4,632 million at December 31, 2003. The increase of €422 million, or 9.0%, reflected a €1,030 million increase in the outstanding amount of commercial paper and a €163 million increase in the amount of other short-term financings which were partially offset by a decrease of €772 million in funds drawn on our revolving credit lines. You should read note 10 to our consolidated financial statements for a further discussion of our long-term and short-term debt, including information on maturity profiles, relevant covenants, and other restrictions on their use.
      At December 31, 2004, our net financial indebtedness, which we calculate on the basis of our short and long-term debt (including current maturities), less long-term guarantee deposits, cash at banks and marketable securities, factoring receivables and finance receivables from associated companies, was €24,296 million, comprised of net long-term debt of €20,008 million (including current maturities) and net short-term debt of €4,288 million. The increase in net financial indebtedness of €122 million, or 0.5%, as compared to €24,174 million at December 31, 2003, reflected the combination of a €602 million increase in our net short-term debt and a €480 million decrease in our net long-term debt.
      Although net financial indebtedness is a non-GAAP measure, it is widely used by Italian financial institutions and securities analysts to assess a company’s liquidity and the adequacy of its financial structure. We therefore believe it is useful to provide this information to investors together with, and not in lieu of, the analysis of our outstanding debt under Italian GAAP provided above. The following table details our net financial indebtedness at December 31, 2003 and 2004, and provides a reconciliation of this non-GAAP measure to “cash at banks and marketable securities” the most directly comparable GAAP measure appearing in our consolidated statements of cash flows. The parenthetical references to notes following particular line items in the table are to the specific notes to our consolidated financial statements included in Item 18 where these line items are presented in greater detail.

	At December 31,

	2003	2004

	(In millions of euro)
Cash at banks and marketable securities (note 2)	(452)	(364)
Factoring receivables (note 4)	(487)	(391)
Other finance receivables	(7)	(11)
Total	(946)	(766)
Short-term debt (note 10):
Bank loans
— Use of revolving credit lines	1,172	400
— Other short-term bank debt	1,999	2,162
Total bank loans	3,171	2,562
Commercial paper	1,457	2,487
Other short-term financial loans	4	5
Total short-term debt	4,632	5,054
Net short-term debt	3,686	4,288
Long-term debt (including current maturities) (note 10):
Bank loans	11,951	11,672
Bonds	9,899	9,776
Other loans	166	158
Total Long-Term Debt (including current maturities)	22,016	21,606
Long-term guarantee deposits	(1,528)	(1,598)
Net Long-Term Debt (including current maturities)	20,488	20,008
Net Financial Indebtedness	24,174	24,296
      We maintain committed lines of credit for €4,000 million (€2,170 million of which were unused as of December 31, 2004) and uncommitted lines of credit and other short-term borrowing agreements with banks in Italy with maximum borrowing limits aggregating €2,999 million as of December 31, 2004 (€837 million of which were unused as of that date). In December 2003, we entered into a new revolving committed line of credit for €3,000 million, of which €1,000 million was available for only one year (and was drawn down and repaid in 2004). As of December 31, 2004, the remaining €2,000 million, which is available on a revolving basis until December 2008, had not been utilized. The availability of funds under this facility is conditioned upon our continued maintenance of certain ratios of net financial indebtedness to capitalization. The weighted average interest rate on our short-term borrowings was approximately 2.21% as of December 31, 2004, as compared to approximately 2.24% as of December 31, 2003. We believe that our bank facilities, together with our portfolio of cash and cash equivalents, are sufficient to meet our present working capital needs.
      At December 31, 2004, only 3.9% of our long-term debt (including current maturities) was denominated in currencies other than the euro, including the equivalent of €600 million of long-term debt which relates to our operating subsidiaries in North America and Central and South America that is primarily denominated in Brazilian reals and U.S. dollars. At the same date, 7.2% of our long-term debt was guaranteed as to principal and interest by the Italian government. At December 31, 2004, 63.7% of our long-term debt bore interest at floating rates and 36.3% bore interest at fixed rates. To improve our mix of floating and fixed-rate obligations, we have entered into certain interest rate hedging transactions, particularly interest rate swaps, swaptions and collars. Taking these hedging positions into account, we have estimated that we are exposed to interest rate fluctuations with respect to approximately 40.9% of our outstanding long-term debt. Please see “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Price Risk Management and Market Risk Information” for a more detailed discussion of our hedging policies. Without giving effect to these arrangements, we estimate that the weighted average interest rate on our outstanding long-term debt as of December 31, 2004 was approximately 3.8%, as compared to approximately 4.1% as of December 31, 2003.

      In 2001, Wind entered into two syndicated credit facilities for a total amount of €7,000 million. Under these facilities, the availability of funds and changes in applicable interest rates are conditioned upon the maintenance by Wind of its total net debt below certain levels and of certain ratios of total net debt to EBITDA, and EBITDA to debt service. As of December 31, 2004, €6,311 million was outstanding under these facilities. In 2003, we renegotiated one of these facilities, with an amount of €1,500 million, through the assignment of the facility from the original lenders to a primary Italian bank that agreed to provide financing at a lower interest rate against a guarantee deposit provided by Enel equal to the outstanding amount of the facility (€1,500 million as of December 31, 2004). Enel receives interest on such deposit at the same rate applicable to the facility net of a fee paid to the bank. In May 2005, we entered into an agreement for the sale of Wind to Weather in a series of transactions, the first of which we expect to take place during the summer of 2005. Accordingly, we expect to deconsolidate Wind and the €7,000 million in debt outstanding under these credit facilities during 2005. Our arrangements with Weather provide that Weather will repay the €1,500 million facility subject to Enel’s guarantee deposit in connection with the closing of the first step of the sale transaction (which we expect to occur in July 2005). Following this repayment, we expect the guarantee deposit to be released. For additional details regarding the agreement, please see “Item 4. Information on the Company — Business — The Enel Group — Telecommunications.”
      In 2003, we increased the maximum aggregate authorized amount of our euro medium-term note program that may be outstanding at one time to €10,000 million from €7,500 million. The terms of this program, allow both Enel and our finance subsidiary Enel Investment Holding BV (with the guarantee of Enel) to issue bonds to retail investors outside of the United States and to institutional investors (including qualified institutional buyers in the United States). In 2000, Enel issued €750 million of 5.875% fixed rate five year bonds. In 2002, Enel issued 11 series of euro-denominated bonds with an aggregate principal amount of €617 million and three Japanese yen-denominated series of bonds with an aggregate principal amount equivalent to €118 million at the date of issue. In 2003, Enel Investment Holding BV issued nine series of euro-denominated bonds with an aggregate principal amount of €780 million, one series of British pound-denominated bonds with a principal amount of British pounds 40 million (equivalent to €58 million at the date of issue), and Enel issued €750 million of 4.75% fixed rate fifteen-year bonds and €750 million of 4.25% fixed rate ten-year bonds. Finally, in 2004 Enel issued €750 million of 4.125% fixed rate seven year bonds and €750 million of 5.25% fixed rate twenty year bonds, and Enel Investment Holding BV issued one series of 5.6% fixed rate twenty five year euro-denominated bonds with a principal amount of €150 million. As of December 31, 2004, an aggregate of €5,473 million in principal amount of notes was outstanding under our euro medium-term note program. The currency risk relating to the placement of the Japanese yen-denominated bonds and the British pound-denominated bonds has been hedged through currency swaps entered into at the date of the issue. Please see “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Price Risk Management and Market Risk Information” for a more detailed discussion of our hedging policies. You should see note 10 to our financial statements for additional information about our debt securities, including maturities.
      In October 2004, Terna S.p.A. issued €600 million of 4.25% fixed rate ten year bonds and €800 million of 4.90% fixed rate twenty year bonds.
      In March 2005, Enel issued €400 million of seven year bonds with a floating interest rate equal to Euribor plus 0.10% and €600 million of 3.625 % fixed rate seven year bonds under our euro medium-term note program.
      At December 31, 2004, a total of €2,487 million in commercial paper issued by our subsidiary Enel Investment Holding BV with the guarantee of Enel was outstanding under a multi-currency program with an aggregate authorized amount that, in 2004, was increased from €1,500 million to €2,500 million. Of this outstanding amount, €1,817 million was denominated in euro, €361 million was denominated in U.S. dollars, €66 million in Japanese yen, €26 million in Swiss francs, €31 million in Canadian dollars and €186 million in British pounds. We have entered into currency swaps to hedge foreign exchange risk in connection with the portion of this debt denominated in currency other than the euro.
      Our borrowing requirements are not seasonal.

      We use short-term borrowing facilities in order to finance our working capital needs, aiming at ensuring flexible and cost-effective financing for all companies of the Group.
      The following table shows the ratings of our short-term debt and long-term debt according to Standard & Poor’s and Moody’s Investors Service at May 20, 2005.

	Long-Term	Short-Term
Rating Agency	Debt	Debt	Outlook

Standard & Poor’s	A+	A-1	Stable
Moody’s Investors Service	A1	P-1	Stable

Future Liquidity and Capital Resources
      The Group has adopted formal policies and decision-making processes aimed at optimizing the Group’s overall financial situation and its allocation of financial resources, cash management processes and financial risk management, as well as ensuring sustainable levels of indebtedness.
      We expect that cash flow from operations and cash received from divestitures will continue to be the primary source of funds for our capital expenditures and working capital requirements in 2005. We believe that our cash flow and available liquid funds and credit lines will be sufficient to meet our anticipated cash needs.
      We expect that the following transactions have had or are likely to have a significant effect on our liquidity and capital resources in 2005:

•	divesting Wind and, subject to the disposition of the minority interest we expect to acquire in Weather, ultimately exiting the telecommunications business, having entered into an agreement for the sale of Wind in May 2005 (please see “Item 4. Information on the Company — Business — The Enel Group — Telecommunication”);

•	the sale of a 29.99% stake in Terna to Cassa Depositi e Prestiti, pursuant to a contract Enel entered into in May 2005 (please see “Item 4. Information on the Company — Business — Overview — Transmission”);

•	the sale, on April 5, 2005, of 13.9% of Terna’s share capital for gross proceeds of €568 million in a private placement to institutional investors not registered under the Securities Act;

•	the acquisition of a 66% interest in SE for €840 million (of which we have already paid €168 million as a deposit). Closing of this transaction is expected by the end of 2005;

•	the distribution, expected by June 23, 2005, of an ordinary dividend equal to €0.36 per share, amounting in the aggregate to approximately €2,195 million; and

•	an additional dividend at approximately €0.17 to €0.20 per share, that we expect to pay in the second half of 2005 as a result of the expected disposal of the 29.99% stake in Terna noted above.
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
      Indemnities. A number of the agreements governing our divestiture of former subsidiaries and operations include indemnification clauses and other guarantees, with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These indemnities primarily relate to potential liabilities, generally for a limited period of time, arising from contingent liabilities in existence at the time of the sale, as well as covering potential breaches of the representations and warranties provided in the contracts and, in certain instances, environmental or tax matters. As of December 31, 2004, our maximum potential obligations with respect to these indemnities were approximately €1.3 billion (as compared to approximately €1 billion at year-end 2003). However, we have not been informed of a claim under any of these indemnities and believe that the possibility that any such claim would be made and prove successful is remote.
      Variable Interest Entities. In 2004, in connection with our implementation for U.S. GAAP purposes of FIN 46 (please see “— U.S. GAAP Reconciliation — New U.S. GAAP accounting standards”), we determined that an entity created in connection with the securitization by Wind of its trade receivables qualifies as a variable interest entity and therefore consolidated this entity for U.S. GAAP purposes effective January 1, 2004. Such consolidation had no impact on our net income under U.S. GAAP in 2004, nor had it any impact on our shareholders’ equity under U.S. GAAP as of December 31, 2004, since as a result we recorded additional assets of €600 million and additional liabilities of €600 million. You should read note 4 and note 24 to our consolidated financial statements for additional details on this transaction and the related accounting treatment under Italian and U.S. GAAP.
      Financial guarantees. Our off-balance sheet financial guarantees require us to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees relate to arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against us. At December 31, 2004, we had granted guarantees totaling €14 million (€17 million at December 31, 2003) comprising guarantees in favor of Elcogas S.A., an unconsolidated company in which we have an equity interest.
      Derivative instruments. We do not hold or issue derivative financial instruments for trading purposes. We enter into derivative contracts to hedge our exposure to foreign exchange risk, interest rate risk and commodity price risk. Please see “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Price Risk Management and Market Risk Information” for information on these derivative contracts.
      Nuclear liability. We remain liable for any damage caused by a nuclear accident, related to certain nuclear assets we owned, occurred before the transfer of these assets in November 2000. Please see “Item 4. Information on the Company — Regulatory Matters — Environmental Matters — Discontinued Nuclear Operations and — Nuclear liability” for a discussion of this potential liability and its maximum amount.
Contractual Obligations and Commitments

Contractual Obligations
      The following table sets forth, as of December 31, 2004, the contractual obligations of the Group with definitive payment terms which will require significant cash outlays in the future:

	Payments Due by Period

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

		(In millions of euro)
Long-term debt (including current maturities)	21,606	1,365	3,772	4,677	11,792
Capital (Finance) Lease Obligations(*)	—	—	—	—	—
Operating leases	2,198	331	652	683	532
Purchase obligations	32,634	4,742	5,250	4,421	18,221
Other long-term obligations	7	7
Total	56,445	6,445	9,674	9,781	30,545

(*)	We do not have capital (finance) lease obligations. In accordance with Italian GAAP, if we had any capital (finance) lease obligations, we would not account separately for them, but rather would report such obligations as part of our operating leases.
      Long-term debt (including current maturities). The amounts reported above under “Long-term debt (including current maturities)” relate to our repayment obligations under outstanding long-term debt including the portion of our long-term debt with maturities lower than twelve months. For a more detailed discussion of our long-term debt, please see “— Liquidity and Capital Resources — Capital Resources.” We

expect that our expenditures related to these commitments will approximate an aggregate of €9,814 million for the period from January 1, 2005 through December 31, 2009 of which €3,592 million relate to Wind (which we expect to deconsolidate during 2005).
      Operating leases. The amounts reported above under “Operating leases” include the minimal rental and payment commitments due under such leases. We expect that our expenditures related to these commitments will approximate an aggregate of €1,666 million for the period from January 1, 2005 through December 31, 2009.
      Purchase obligations. The amounts reported above under “Purchase obligations” include amounts related to the following purchase obligations:

•	Commitments to suppliers of fuel. We have entered into various fuel supply contracts, primarily for the purchase of fuel oil and natural gas, in respect of which we will be required to pay a total €28,542 million. Our aggregate expenditures related to these commitments are expected to total €11,045 million for the period from January 1, 2005 through December 31, 2009. Please see “Item 4. Information on the Company — The Enel Group — Generation and Energy Management — Fuel” for information about our purchases of fuel.

•	Commitments to suppliers of electricity. We also have unconditional purchase obligations for electric power in respect of which we will be required to pay a total of €3,642 million. Our aggregate expenditures related to these commitments are expected to total €3,002 million for the period from January 1, 2005 through December 31, 2009. Please see “Item 4. Information on the Company — The Enel Group — Generation and Energy Management — Purchased power” for information about our purchases of electricity.
The amounts reported above under “Purchase obligations” also include the following purchase obligations of Wind (which we agreed to sell in May 2005 and expect to deconsolidate during 2005):

•	Payable to Ferrovie dello Stato for the lease of Telecommunications Network rights of way. Wind is required to make payments to Ferrovie dello Stato (the Italian state railway company) of €233 million under an agreement that was entered into by Infostrada in 1998 (before it was merged in Wind), for the use of the fiber optic network owned by Ferrovie dello Stato. Wind’s aggregate expenditures related to these commitments in 2005 are expected to total €31 million (€154 million for the period from January 1, 2006 through December 31, 2009).

•	Payable to MEF for UMTS license. Wind is required to pay to the MEF an additional €217 million over the next seven years in connection with the purchase of its UMTS license (for which €2,230 million has already been paid). Wind’s aggregate expenditures related to these commitments in 2005 are expected to total €36 million (€145 million for the period from January 1, 2006 through December 31, 2009). For additional information on Wind’s UMTS license, please see “Item 4. Information on the Company — Business — The Enel Group — Telecommunications — Network infrastructure and licenses.”
      Other long-term obligations. The amounts reported above under “Other long-term obligations” include €7 million related to the payment of a 19% substitute tax under a special tax regime available in 2002.

Commitments
      Although the actual amount of our capital expenditures in future periods will depend on various factors that cannot presently be foreseen, we expect to make capital expenditures and financial investments of approximately €15.3 billion in the period from 2005 to 2009. As we are in the process of divesting control of Terna (which with its subsidiaries constitutes our transmission division) and Wind (which with its subsidiaries constitutes our telecommunications division), these expenditures do not include amounts attributable to Terna and Wind.
      Our planned capital expenditures in the period from 2005 to 2009 include:

•	Approximately €7,750 million (€7,850 million including intangible assets) relating to our generation businesses, of which €5,770 million (€5,860 million including intangible assets) in Italy and €1,980 million abroad;

•	Approximately €5,790 million relating to our electricity distribution and sale business, including approximately €600 million for our Telemanagement project;

•	Approximately €350 million relating to our gas distribution business; and

•	Approximately €182 million in our other businesses.
      Please see “Item 4. Information on the Company — Business — The Enel Group — Capital Investment Program” for a discussion of our capital investment program.
Trend Information
      Please see “— Overview” and “— Outlook” for information relating to recent trends in our production, sales, costs and selling prices, as well as events that are reasonably likely to have a material effect on our net sales, operating income, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition. Please see “— Contractual Obligations and Commitments” for a discussion of our future capital expenditures.
Process of Transition to International Financial Reporting Standards
      Following the coming into force of European Regulation No. 1606 dated July 2002, we and other EU companies whose securities are traded on regulated markets in the EU are required to adopt IFRS (known as international accounting standards, or IAS, until May 2002) in the preparation of our 2005 consolidated financial statements. Standards introduced prior to the renaming of IAS as IFRS are still referred to as IAS; we refer to the combined body of IAS and IFRS standards as IFRS.
      We will adopt IFRS for the first time in our annual comparative consolidated financial statements for the years ended December 31, 2004 and 2005. Accordingly, the transition provisions of IFRS 1- First-time Adoption of IFRS (“IFRS 1”) will result in IFRS that are effective on December 31, 2005 being applied to determine our beginning IFRS balance sheet as of January 1, 2004 and our IFRS financial statements for the two years ended December 31, 2004 and December 31, 2005. On May 12, 2005, we published our IFRS interim report for the quarter ended on March 31, 2005, which has not been audited; in that report, we restated our results for the first quarter of 2004 in accordance with IFRS for comparative purposes. In accordance with IFRS 1, we also included in our quarterly report a reconciliation to IFRS of our Italian GAAP consolidated stockholders’ equity as of January 1, 2004 and December 31, 2004 and our net income (before minority interest) for the year ended December 31, 2004.
      The financial information below as of January 1, 2004, as of and for the year ended December 31, 2004 and that included in the first quarter report as indicated above, have been prepared in accordance with those IFRS standards and IFRIC interpretations issued and effective, or issued and early adopted, at May 12, 2005, as if such standards were in effect as of December 31, 2005. The IFRS standards and IFRIC interpretations that will be applicable at December 31, 2005, including those that will be applicable on an optional basis, are not known with certainty at the time we prepared this financial information. Accordingly, such information is preliminary and is subject to change related to new IFRS standards that become effective between May 13, 2005 and December 31, 2005 and new promulgated interpretations with regard to existing standards. In this regard, practice with respect to the interpretations and application of standards continues to evolve.
      As permitted under IFRS 1, in adopting IFRS:

•	we did not apply retrospectively “IFRS 3 Business Combinations” to business combinations that occurred prior to the opening balance sheet date of January 1, 2004;

•	we restated the value of property, plant and equipment as of a date prior to the date of our transition to IFRS, based on an Italian GAAP revaluation, as an alternative to using historical cost; and

•	we fully applied IAS 32 — Financial Instruments: Disclosure and Presentation (“IAS 32”) and IAS 39 — Financial Instruments: Recognition and Measurement (“IAS 39”) starting from our opening IFRS balance sheet at January 1, 2004.

      The adoption of the new body of accounting standards involved a reassessment not only of the accounting valuation criteria we used in accordance with Italian GAAP, but also of the format of our financial statements and the contents of the related notes.
      In 2004, we initiated a review and evaluation of the qualitative and quantitative impact of the adoption of IFRS, which required the update of information systems and the development of adequate IT support. Based on the results of the work performed, we have determined that the following are the main differences that are expected to have an impact on our consolidated stockholders’ equity as of January 1, and December 31, 2004, as restated in accordance with IFRS. As indicated in the table below, each of these items is also expected to have a related impact on net income (before minority interest) for the year ended December 31, 2004.
      Tangible assets and related depreciation. Adjustments to tangible assets and related depreciation as recorded under Italian GAAP are expected to have a positive impact on our stockholders’ equity at December 31, 2004, of approximately €79 million, primarily reflecting the following:

•	The reversal of depreciation recorded under Italian GAAP in connection with land ancillary to buildings, which is not permitted under IFRS, which is expected to increase stockholders’ equity at December 31, 2004, as calculated in accordance with IFRS, by approximately €72 million.

•	The recalculation, made in accordance with IFRS, of the depreciation of certain assets or parts of plants which are being shut down, to reflect the change in their useful lives, and the related elimination of write-downs recorded under Italian GAAP, which is expected to increase stockholders’ equity at December 31, 2004, as calculated in accordance with IFRS, by approximately €56 million.

•	The application of IFRS criteria requiring that each component of any property, plant and equipment the cost of which is material with respect to the cost of the relevant asset as a whole be separately accounted for and amortized, which is expected to reduce stockholders’ equity at December 31, 2004, as calculated in accordance with IFRS, by approximately €32 million, reflecting the resulting increase in amortization.

•	The application of IFRS criteria requiring the capitalization and depreciation of certain expenses related to estimated costs for the future dismantling and clean-up of productive sites and the recording of related accruals in a manner not contemplated by Italian GAAP; related adjustments are expected to reduce stockholders’ equity at December 31, 2004, as calculated in accordance with IFRS, by approximately €19 million.
      Start-up, development and advertising and other intangible assets. In contrast to practice under Italian GAAP, IFRS requires that the majority of start-up costs and advertising costs be recorded in the statement of operations when they are incurred. Related adjustments are expected to reduce stockholders’ equity at December 31, 2004, as calculated in accordance with IFRS, by approximately €1,372 million (of which approximately €1,334 million relates to the extraordinary contributions paid to the Electricity Industry Pension Fund in the 2000-2002 period that we had capitalized under Italian GAAP).
      Goodwill and consolidation differences. Under IFRS, goodwill and consolidation differences may no longer be subject to amortization, and are instead to be subjected to an annual impairment test. This adjustment is expected to increase stockholders’ equity at December 31, 2004, as calculated in accordance with IFRS, by approximately €94 million.
      Derivative financial instruments. IFRS requires the use of the fair value approach in the valuation of derivative instruments. Related adjustments are expected to reduced stockholders’ equity at December 31, 2004, as calculated in accordance with IFRS, by approximately €480 million.
      Employee benefits. Under IFRS, obligations accrued to the balance sheet date are projected into the future in order to estimate the amount to be paid upon termination of employment, and the present value is subsequently determined in accordance with a specific actuarial method. The use of actuarial calculations in the valuation of employee termination indemnities and other post-retirement personnel compensation is expected to reduce stockholders’ equity at December 31, 2004, as calculated in accordance with IFRS, by approximately €1,336 million (of which approximately €1,014 million relates to the reductions on electricity tariffs we grant to current and retired employees who were hired before July 1996. You should read note 2 to our consolidated financial statements for a discussion of the treatment of such tariff reductions under Italian GAAP).
      Provisions for risks and charges. Under IFRS, accruals are recorded at the value represented by the best estimate of the amount that a company would pay to settle the obligation and, where the effect of the time value of money is material, the estimated cost is to be discounted to present value. Related adjustments are expected to increase stockholders’ equity at December 31, 2004, as calculated in accordance with IFRS, by approximately €168 million.
      The following table sets forth our preliminary reconciliation to IFRS of consolidated stockholders’ equity as of January 1, 2004 and December 31, 2004, and our net income (before minority interest) for the year ended December 31, 2004, as recorded under Italian GAAP. As noted above, this reconciliation is unaudited and, during the course of this transition year, is subject to change related to new IFRS standards that become effective between May 13, 2005 and December 31, 2005 and new promulgated interpretations with regard to existing standards.

			Income Before
	Consolidated	Consolidated	Minority Interest
	Stockholders’ Equity	Stockholders’ Equity	for the year ended
	as of January 1, 2004	as of December 31, 2004	December 31, 2004
	(Unaudited)	(Unaudited)	(Unaudited)

ITALIAN GAAP	21,315	20,978	2,832
Adjustments
— Tangible fixed assets and related depreciation	330	79	(246)
— Start-up, development and, advertising costs and other intangible assets	(1,501)	(1,372)	138
— Goodwill and consolidation differences	—	94	103
— Derivative financial instruments	(391)	(480)	(29)
— Employee benefits	(1,257)	(1,336)	(87)
— Provisions for risks and charges	241	168	(73)
— Other adjustments	(54)	(71)	95
Tax impact of the adjustments	938	1,006	14
Total adjustments net of tax effect	(1,694)	(1,912)	(85)

IFRS	19,621	19,066	2,747

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors
      Enel’s board of directors is responsible for the management of the Company’s business and has the power to take all actions consistent with the corporate purpose described in the Company’s by-laws. Enel’s board is elected for a term of up to three years. Members are eligible for re-election. The board must consist of no fewer than three and no more than nine members, to which may be added a non-voting director appointed by the MEF, although no such director has been appointed.
      Enel’s board of directors, elected at its annual shareholders’ meeting held on May 26, 2005, for a term of three years, consists of nine members. At the May 2005 annual meeting, the shareholders confirmed Mr. Gnudi as Enel’s Chairman. The new board of directors appointed Mr. Conti, who has been Enel’s chief financial officer since 1999 (and continues to perform that function), to replace Mr. Scaroni as Enel’s chief executive officer. Mr. Scaroni has been appointed as chief executive officer of Eni.
      The chairman and chief executive officer are Enel’s legal representatives. The chief executive officer generally has the power to represent Enel within the scope of the functions delegated to him. For specific actions or categories of actions, the power to represent the Company can be delegated by the holder of such power to one of Enel’s employees or to third parties. Please see “Item 10. Additional Information — By-Laws — Board of Directors” for additional information on the workings of Enel’s board of directors.
      The board of directors elected on May 26, 2005, will appoint new members of the Company’s compensation committee and internal control committee. Both committees, which were originally established in January 2000, and subsequently renewed in June 2002, have previously been composed of three non-executive members, and we expect them to have a similar composition when the new members are appointed in the near future. The compensation committee submits to the board of directors proposals for resolutions concerning the compensation of the chief executive officer and the other directors holding specific offices, as well as the resolutions concerning the determination of the compensation criteria for senior executives, on the basis of the recommendations of the chief executive officer. The internal control committee has the authority to evaluate the activity and periodic reports of both internal and external auditors, and is primarily concerned with verifying the adequacy of Enel’s internal controls system and in turn reporting to the full board of directors. This committee, which Enel established in accordance with the corporate governance code issued by Borsa Italiana, does not fulfill the role of the “audit committee” for purposes of U.S. securities laws and NYSE listing standards. Please see “Item 10. Additional Information — Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the NYSE Listed Company Manual — Audit Committee and Internal Audit Function.”
      The MEF has confirmed that as long as it remains the Company’s controlling shareholder, it intends to continue to participate in the nomination and election of the board of directors in order to protect its investment as a shareholder. Under current law, as long as the MEF remains the Company’s controlling shareholder, the Court of Accounts, which supervises the financial management of government-owned entities, will exercise certain powers to protect the financial interests of the Italian state. For example, the Court of Accounts has the right to inspect the Company’s financial statements and regularly reports its findings to the President of the Senate and the President of the Chamber of Deputies. In addition, during this period, a non-voting representative of the Court of Accounts may attend meetings of the Company’s board of directors and board of statutory auditors.
      In this respect, at the annual meeting held on May 26, 2005, Enel’s shareholders resolved to decrease the percentage of directors elected from the candidate list receiving the majority of votes at the shareholders’ meeting to seven-tenths from four-fifths. Please see “Item 10. Additional Information — By-laws — Minority Shareholders’ Rights.”
      The names of the nine members of Enel’s current board of directors, whose appointment became effective on May 30, 2005, as well as their current positions and the year each was initially appointed as a director are set forth in the following table.

		Year Initially
Name	Position	Appointed

Piero Gnudi	Chairman	2002
Fulvio Conti	Director, general manager (direttore generale), chief executive officer*	2005
Fernando Napolitano	Director	2002
Gianfranco Tosi	Director	2002
Alessandro Luciano	Director	2005
Francesco Valsecchi	Director	2005
Francesco Taranto	Director	2000
Augusto Fantozzi	Director	2005
Giulio Ballio	Director	2005

*	Mr. Conti has been Enel’s chief financial officer since 1999 (and continues to perform that function)
      We have summarized below the principal business activities, experience and other principal directorships, if any, of each of the Company’s current directors.

      Piero Gnudi. Piero Gnudi gained professional experience holding numerous positions on the board of directors and the board of statutory auditors of several major Italian companies, including STET S.p.A. (now Telecom Italia S.p.A.), Eni (the holding company of the Italian state-controlled energy group), Enichem S.p.A. (a subsidiary of Eni), and Credito Italiano S.p.A., a major Italian bank. He also served as economic advisor to the Ministry of Productive Activities. In 1994, Mr. Gnudi was appointed to the board of directors of IRI S.p.A., where he held a number of positions including that of supervisor of privatizations in 1997, those of chairman of the board of directors and chief executive officer in 1999, and that of chairman of the IRI Liquidation Committee from 2000 to 2002. He is currently chairman of the board of directors of Emittenti Titoli S.p.A., vice-chairman of Unicredit Banca d’Impresa S.p.A., director of Unicredito Italiano, and receiver of the Fochi Group, which is under extraordinary management. He is also a member of the steering committee of Confindustria (the organization representing manufacturing and service industries in Italy) and Assonime (an association of Italian listed companies) as well as of the executive committee of the Aspen Institute and the Committee for Corporate Governance sponsored by Borsa Italiana. He has been the chairman of the Company’s board of directors since May 2002 and he also sits on the board of directors of several of our group companies (including Wind).
      Fulvio Conti. Fulvio Conti held numerous positions in Mobil Oil Co. in Italy and abroad from 1970 to 1991, and in a number of Italian companies during the 1990s. He joined Montedison in 1991, where he served from 1993 to 1996 as head of the Montedison-Compart Group’s Finance department. He served from 1996 to 1998 as general manager and chief financial officer of Ferrovie dello Stato S.p.A. He held the position of chief financial officer and general manager of Telecom Italia S.p.A., where he also held a number of positions in Telecom Italia group companies in 1998 and 1999. He joined Enel in 1999, where, since then, he has been Enel’s chief financial officer, he is also the chairman of Terna and director of a number of our group companies, including Enel Distribuzione, Enel Produzione and Wind. He is Enel’s chief executive officer and general manager (direttore generale) since May 2005.
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
      Gianfranco Tosi. Gianfranco Tosi has been a professor at the Polytechnic Institute of Milan since 1982 and also taught at the University of Lecco in 1992. He has published extensively on metallurgy, the technology of metals and other related subjects. He has served as member of the board of directors of several Italian companies. He has also held several positions in associations belonging to Confindustria. He was mayor of the city of Busto Arsizio from 1993 to 2002. He has been a member of Enel’s board of directors since May 2002.
      Alessandro Luciano. Alessandro Luciano began his career in 1974, practicing currency law and representing leading Italian and foreign banks. Starting in 1984, he extended his legal practice to the telecommunications industry, where he became a consultant of STET S.p.A., Techint S.p.A., Snam Progetti S.p.A., and DSC Communications. From October 1998 to March 2005, he was a commissioner of the Italian Communications Authority, where he was a member of the board and the Infrastructure and Networks Committee. He is currently the Chairman of Centostazioni S.p.A., a company of the Ferrovie dello Stato group, and, since May 2005, a member of Enel’s board of directors.
      Francesco Valsecchi. Francesco Valsecchi is a lawyer and the author of several publications. Since November 2001, he has been a member of the committee on the reform of Italian civil procedure instituted by the Minister of Justice, and since March 2002, he has taught at the Civil Service School. Since December 1994, he has been an extraordinary member of the Technical Council of the Communications Ministry, and since April 2003, has been on the committee of experts of the High Commission for the coordination of public finance and the tax system. From July 2002 through April 2003, he was chairman of Postecom, and holds senior positions in the Poste Italiane group, in particular, he is currently the chairman of BancoPosta Fondi SGR. He is a member of Enel’s board of directors since May 2005.
      Francesco Taranto. Francesco Taranto began his career with a brokerage firm in Milan, and subsequently worked (from 1965 to 1982) at Banco di Napoli S.p.A. He then held numerous managerial positions in companies operating in the mutual fund sector, becoming head of security management at Eurogest S.p.A. (from 1982 to 1984), and subsequently becoming general manager of Interbancaria Gestioni S.p.A. (from 1984 to 1987). Having moved to the Prime Group (where he worked from 1987 to 2000), he was for a long time the chief executive officer of the group’s holding company. He is currently a member of the board of directors of Banca Carige S.p.A., Pioneer Global Asset Management S.p.A. (a company of the Unicredito Group) and Kedrios S.p.A., a company providing services to financial companies. He has also been a member of both the steering committee of Assogestioni and the corporate governance committee for listed companies created by Borsa Italiana, the Italian stock exchange. He has been a member of Enel’s board of directors since October 2000, and he is also a member of Wind’s board of directors.
      Augusto Fantozzi. Augusto Fantozzi is a lawyer and the founding partner of a law firm with offices in Rome, Milan, Bologna, and Lugano, as well as a professor of tax law at “La Sapienza” and the LUISS “Guido Carli.” He served as Minister of Finance from January 1995 to May 1996 in Prime Minister Lamberto Dini’s Cabinet — where for several months he also held the offices of Minister of the Budget and Economic Planning and Minister for the Coordination of E.U. Policies — he was subsequently the Minister of Foreign Trade in Prime Minister Romano Prodi’s Cabinet (from May 1996 to October 1998). A member of the Chamber of Deputies in the thirteenth legislature (from May 1996 to May 2001), he was chairman of the Budget, Treasury, and Economic Planning Committee (from September 1999). He has been vice-president of the Finance Council, president of the Ascotributi, and a member of the Consulta of Vatican City. A former chairman of the technical committee of the International Fiscal Association. He has also been on the board of directors of numerous companies, including the Benetton Group, Lloyd Adriatico S.p.A., and Citinvest S.p.A. He is a member of Enel’s board of directors since May 2005.
      Giulio Ballio. Giulio Ballio is a professor at the Milan Polytechnic Institute since 1975, where he held the chair of steel constructions at the school of engineering since 1983. He has been the president of the Institute since 2002. The author of many publications, he has carried on an extensive scientific activity. In 1970, he founded an engineering services company (B.C.V. Progetti), where he has been involved in numerous projects as designer, site engineer, and consultant, both in Italy and abroad. From 1970 to 2000, he has been a member of the National Research Council’s committee on regulations for steel constructions, and a member of the board of steel experts from 1975 to 1985, where he served as chairman in 1981 and 1982. He was also a member of the chairman’s council of the Italian Calibration Service from 1997 to 2002. He is a member of Enel’s board of directors since May 2005.

Senior Management
      The table below sets forth our executive officers who are not also directors, their positions, the year they were appointed to such positions and their ages as of May 31, 2005:

				Year Appointed
			Year Joined	to Current
Name	Age	Management Position	the Group	Position

Andrea Brentan	56	International Affairs	2002	2004
Alessandro Bufacchi	58	Information and Communication Technology	2000	2000
Vincenzo Cannatelli	52	Head of Sales, Infrastructure and Networks Division	1999	2002
Antonio Cardani	55	Audit	2000	2000
Salvatore Cardillo	55	Legal Affairs	2000	2000
Gianluca Comin	42	Communication	2002	2002
Sandro Fontecedro	60	Head of Generation and Energy Management Division	1970	2003
Sergio Mobili	64	Head of Transmission Division	1967	2002
Tommaso Pompei	62	Head of Telecommunications Division	1996	2002
Massimo Romano	45	Regulatory and Institutional Affairs	1997	1999
Paolo Ruzzini	53	Human Resources	2003	2003
Salvatore Sardo	52	Purchasing	2003	2003
Claudio Sartorelli	59	Corporate Affairs	1970	1996
Luciana Tarozzi	60	Accounting	1965	1997
      We have briefly summarized below the principal business activities and experience of our executive officers listed above.
      Andrea Brentan. Andrea Brentan was a research assistant at New York University from 1975 to 1977 and then held various positions at GIE, an Italian power plant contractor operating worldwide, until beginning of 1991. From 1991 to 1999 he successively held the positions of chief financial officer, general manager and chief executive officer at Sae Sadelmi, a Milan-based company belonging to the ABB Group which engages in power plant engineering, procurement and construction and electrical generation equipment manufacturing and service. From 2000 to 2002, he was the head of the worldwide steam power plant business at Alstom, based in Paris. He joined Enel in November 2002 as head of International Operations and Business Development of our Generation and Energy Management Division. He is currently head of the International department at Enel S.p.A.
      Alessandro Bufacchi. Alessandro Bufacchi held several positions in a number of Italian computer companies, including Ing. Olivetti & C., where he served as Vice-President Marketing of Enterprise Computer Division from 1993 to 1996, Wang Global Italia, where he served as head of the New Business Development department from 1998 to 1999 and Getronics S.p.A., where he served as head of the Enterprise Systems Division in 1999. He joined the Enel Group in 2000. He has been head of Enel’s e-business development department since May 2000, head of operations of Enel.it since April 2003 as well as of the Business & Telecommunications development department since April 2004. He has also since 2004 been head of the Company’s Information and Communication Technology department.
      Vincenzo Cannatelli. Vincenzo Cannatelli in the 1980s worked at STET, an Italian telecommunications holding company, in Planning and Control. In 1987, he became general manager of Elsag S.p.A., of the Finmeccanica Group. He subsequently served as chief executive officer of Elsag Bailey Process Automation. He joined the Enel Group in 1999 as chief executive officer of the Gencos. In 2001, he became the chief executive officer of Enel Distribuzione, and in July 2002, he was appointed chief operating officer of each of the two business sub-divisions in the Sales, Infrastructure and Network Division. He currently is the chairman of Enel Distribuzione, Enel Gas, Enel Rete Gas, Enel Sole, and Enel Energia.

      Antonio Cardani. Antonio Cardani served as head of the administration department of Olivetti S.p.A. from 1984 to 1995. He served as head of the administration and finance department of Telemedia S.p.A. from 1995 to 1997. He joined Telecom Italia S.p.A. in 1997, where he was responsible for strategic planning from 1997 to 1998 and for planning and organizational development from 1998 to 2000. He has been head of Enel’s Audit department since 2000.
      Salvatore Cardillo. Salvatore Cardillo has served as the general counsel of a number of major Italian companies, including Aeritalia-Finmeccanica (from 1983 to 1991), Alitalia S.p.A. (from 1991 to 1997), Edison, a subsidiary of Compart Group-Montedison (from 1997 to 1999) and De Agostini S.p.A., a major Italian publishing company, from 1999 to 2000. He joined Enel in 2000 as general counsel, which is the position he still holds.
      Gianluca Comin. Gianluca Comin served as head of the public relations department and communications department at Montedison S.p.A. from 1999 to 2001. He also served as head of the press relations department at Telecom Italia S.p.A. from September 2001 to June 2002. He worked as a journalist at “Il Gazzettino,” an Italian newspaper, from 1987 to 1999. He is also a member of the board of directors of Syremont S.p.A., a company in the Montedison Group. In July 2002, he joined Enel as head of the Communication department, which is the position he still holds.
      Sandro Fontecedro. Sandro Fontecedro joined Enel in 1970 in the engineering department. In 1979, he became head of maintenance services for thermal generation until 1985, when he became manager of the Torrevaldaliga Nord thermal power plant. In 1991, he became manager of a group of power plants, until 1997, when he assumed responsibility for a regional unit comprising several plants. He served as head of thermal and renewable generation from 2000 to 2003, when he was appointed chief operating officer for the Generation and Energy Management Division.
      Sergio Mobili. Sergio Mobili began his career at Enel in 1967. He has held a number of positions within our Sales, Infrastructure and Networks Division, including heading the regional distribution departments in two Italian regions (Lombardy and the Veneto). He was appointed director of Enel’s Transmission Division in 1999, becoming chief executive officer of Terna since its incorporation in 1999.
      Tommaso Pompei. Tommaso Pompei has held positions at several Italian companies. Until 1981, he was head of Alitalia’s Information Technology Department. From 1982 to 1991, he was chief executive officer of Sigma, a company specializing in the development of value-added services for tourism and transport. In 1991 and 1992, he served as a consultant to companies including Olivetti, IBM, CAP Gemini, Finsiel, Pacific Telesis International and STET. In 1992, he became chief executive officer of the Pronto Italia consortium, and in 1994 he became chief operating officer of Italy’s second mobile telephone operator (Omnitel Pronto Italia), during its start-up phase, and its central director of Corporate Affairs in 1995. He subsequently moved to the Olivetti Group, where he was director of Telecommunications Policy and Strategy and chairman of Olivetti Telemedia Holding. He joined the Enel Group in November 1996. He currently is the chief executive officer of our subsidiary Wind and head of the Telecommunications Division.
      Massimo Romano. Massimo Romano served as head of the Public Affairs department of the Ilva Group from 1990 to 1994 and as head of the External Relations department of the Lucchini Group from 1994 to 1997. He joined Enel in 1997, as head of the public affairs department. In 1999, he became head of Enel’s Regulatory and Institutional affairs department, which is the position he still holds. He is also member of the board of directors of Terna and of the board of the Energy and Environmental Political and Economical Institute at the Luigi Bocconi University. He is also the senior advisor to the task force set by the Foreign Affairs Ministry for the internationalization of the Italian production system.
      Paolo Ruzzini. From 1992 to 1995, he was head of human resources for the Olivetti Group. In 1996, he became director of the Solutions Division first at Olivetti Sistemi e Servizi and then at Olivetti Solutions (Olsy). In 1998, with the acquisition of Olsy by Wang Laboratories, he became director of the Solutions Integration Olivetti Wang Global business line. Before joining Enel in July 2003 as Director of Human Resources for the Group, he was chief executive officer of Getronics Italia S.p.A. He is also currently a member of the board of directors of Terna.

      Salvatore Sardo. Salvatore Sardo served from 1992 to 1997 as head of Planning and Control department of Stet S.p.A. After the merger of Stet into Telecom Italia in 1997, he became head of the Accounting and Control of Telecom Italia. He served as chairman of Seat Pagine Gialle S.p.A. from 1998 to 2001. He served as head of Real Estate and General Services department and held numerous positions in several companies of the Telecom Italia Group from 1999 to January 2003. He joined Enel in February 2003 and he currently serves as head of Enel’s Purchasing and Services department, as a member of the board of directors of Terna and as chief executive officer of the real estate company Dalmazia Trieste.
      Claudio Sartorelli. Claudio Sartorelli joined Enel in 1970. Since then he has held a number of positions. He was general counsel from 1996 to 2000. He has been head of Enel’s Corporate Affairs department since 1996 and he currently serves as secretary of Enel’s board of directors.
      Luciana Tarozzi. Luciana Tarozzi joined Enel in 1965. Since then she has held a number of positions. She was head of Enel’s Control and Reporting department from 1996 to 1997, and became head of Enel’s Accounting department in 1997, which is the position she still holds. She is currently also a director of Enelpower, Enel Distribuzione, Enel Produzione and Enel.NewHydro.
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
      The board of statutory auditors is responsible for reviewing Enel’s management and financial reporting and financial condition. In conducting this review, the board of statutory auditors has a duty to the shareholders, to whom it reports, and to Enel. The role of the board of statutory auditors includes reviewing the Company’s management, and, in particular, ensuring compliance with applicable law and the Company’s by-laws. Furthermore, the statutory auditors must ensure that Enel maintains adequate organizational structure, internal controls and administrative and accounting systems.
      Enel’s current board of statutory auditors was appointed in May 2004. The term of its members will expire on the date of the annual shareholders’ meeting approving the financial statements as of December 31, 2007. The chairman of the board of statutory auditors, Angelo Provasoli, resigned in March 2005 due to professional engagements that arose subsequent to his appointment, effective as of the date of the annual shareholders’ meeting held on May 26, 2005. At the annual meeting, Enel’s shareholders appointed Eugenio Pinto as new chairman of the board of statutory auditors. The names of the current members, their positions and the year during which each was initially appointed are set forth in the following table.

		Year Initially
Name	Position	Appointed

Eugenio Pinto	Chairman	2005
Carlo Conte	Auditor	2004
Franco Fontana	Auditor	2001
Giancarlo Giordano	Alternate Auditor	2004
Paolo Sbordoni	Alternate Auditor	2004
      In addition, under Italian securities regulations, the Company’s accounts must be audited by external auditors appointed by the shareholders. The appointment is communicated to the CONSOB. As of the fiscal year 2004, the Company’s external auditors for both consolidated and non-consolidated accounts are KPMG S.p.A. Under Italian securities laws, listed companies may not appoint the same auditors for more than three consecutive three-year terms. At the annual meeting held on May 26, 2005, Enel’s shareholders reappointed KPMG S.p.A. as Enel’s external auditors for a three-year term expiring on the date of the annual shareholders’ meeting approving the financial statements as of December 31, 2007. Please see “Item 10. Additional Information — By-laws — External Auditors.” The external auditors issue an opinion that the

Company’s financial statements are presented fairly in all material respects. Their opinion is made available to the Company’s shareholders prior to the annual shareholders meeting.
Executive Compensation
      Applicable Italian regulations (Article 78 of CONSOB Regulation No. 11971, issued on May 14, 1999, as amended (“Regulation No. 11971”)) require Enel to disclose in the Company’s financial statements the following information regarding the compensation for 2004 of each of the directors and statutory auditors who served in such year. The following amounts include compensation paid to such persons by Enel’s subsidiaries. The current members of Enel’s board of directors, as well as the chairman of the board of statutory auditors, were appointed on May 26, 2005, at the annual meeting of Enel’s shareholders. Enel’s shareholders also set the directors’ individual base compensation in an amount equal to €85,000 per year; the compensation of the chairman of the board of directors and the chief executive officer will be set by the board of directors, after having consulted the board of statutory auditors in accordance with the Company’s by-laws. The compensation of the new chairman of the board of statutory auditors, who replaced Mr. Provasoli after his resignation, was set by Enel’s shareholders at the annual meeting of May 21, 2004, and has not been modified.

		Base		Bonuses and		Non-Monetary		Other
Name	Positions(s) Held	Compensation		Other Incentives		Benefits		Compensation

		(In euros)
Current and former directors
Piero Gnudi	Chairman	659,513.36		386,000.00	(1)	10,378.38	(2)
Paolo Scaroni	Chief executive officer, general manager, director(5)	705,164.60		1,702,000.00	(3)	64,869.62	(2)	909,032.87	(4)
Mauro Miccio	Director(5)	109,829.12
Franco Morganti	Director(5)	107,763.28						73,500.00	(6)
Fernando Napolitano	Director	109,829.12
Francesco Taranto	Director	118,837.35						28,500.00	(7)
Gianfranco Tosi	Director	107,763.28
Total compensation of Directors		1,918,700.11		2,088,000.00		75,248.00		1,011,032.87
Current and former statutory auditors
Bruno De Leo	Chairman(8)	30,470.99
Angelo Provasoli	Chairman(9)	51,041.67	(10)
Gustavo Minervini	Statutory Auditor(8)	24,617.80
Franco Fontana	Statutory Auditor	69,834.36
Carlo Conte	Statutory Auditor(11)	44,958.33	(12)

Total compensation of Statutory Auditors		220,923.15

Total compensation paid		2,139,623.26		2,088,000.00		75,248.00		1,011,032.87

       For all positions held at Group companies other than Enel, the compensation of Piero Gnudi and former chief executive officer, Paolo Scaroni, has either been renounced by them or paid to Enel and included in their base compensation.

(1)	This amount is composed of: (i) €186,000.00 as a variable part of the base compensation relating to fiscal year 2003, resolved upon and paid in 2004, and (ii) €200,000.00 as a bonus granted for the achievement of targets in the MEF’s sale of Enel’s shares in October 2004. On March 30, 2005, Enel’s board of directors granted the chairman €186,000.00 as variable part of the base compensation for fiscal year 2004 for the achievement of Enel’s Group objectives in 2004.

(2)	Insurance policies.

(3)	This amount is composed of: (i) €490,000.00 as a variable part of the base compensation relating to fiscal year 2003, resolved upon and paid in 2004, (ii) €512,000.00 as a bonus entry compensation, (iii) €50,000.00 as extraordinary compensation for services rendered in 2003 as chief operating officer ad interim in the Generation and Energy Management Division, resolved upon and paid in 2004, and (iv) €650,000.00 as bonus granted for the achievement of targets in the MEF’s sale of Enel’s shares in October 2004. On March 30, 2005, Enel’s board of directors granted Mr. Scaroni €700,000 as variable part of the base compensation for fiscal year 2004 for the achievement of Enel’s Group objectives in 2004.

(4)	This amount is composed of: (i) €601,032.87 as base compensation for services rendered as general manager in 2004, and (ii) €308,000.00 as a variable part of the base compensation relating to fiscal year 2003, paid in 2004.

On March 30, 2005, Enel’s board of directors granted Mr. Scaroni, in his capacity as general manager at that time, €600,000.00 as a variable part of the base compensation for fiscal year 2004 for the achievement of Enel’s Group objectives in 2004.

(5)	Former member of Enel’s board of directors.

(6)	Compensation paid for services rendered to Wind, as director (for the amount of €28,500.00) and for certain non-managerial tasks delegated to him by the board of directors in his capacity as director (for the amount of €45,000.00). Mr. Morganti ceased to perform these tasks, effective as of March 24, 2005.

(7)	Compensation paid as a director of Wind.

(8)	Former member of Enel’s board of statutory auditors.

(9)	Former member of Enel’s board of statutory auditors

(10)	This compensation was paid for the services rendered by Mr. Provasoli from May 2004 through December 2004.

(11)	For services rendered starting from May 2004.

(12)	Compensation paid to the MEF (for the amount of €33,458.33) pursuant to the directive of Council of Ministers — Public Office department (Dipartimento della Funzione Pubblica) of March 1, 2000.
      There are no service contracts entered into by Enel’s directors with Enel or any of its subsidiaries providing for benefits upon termination of employment.
      We do not disclose to the Company’s shareholders or otherwise make available public information as to the compensation of the Company’s executive officers.
      The aggregate compensation Enel and its subsidiaries paid to all of Enel’s directors, senior managers and statutory auditors identified in this annual report, excluding pension, retirement or similar benefits, for the year ended December 31, 2004, was approximately €14.6 million. The aggregate amount paid or accrued for pension, retirement or similar benefits for the same directors, statutory auditors and executive officers for the year ended December 31, 2004, was approximately €2.8 million.
      In addition, Enel’s current chief executive officer Mr. Conti, in his capacity as chief financial officer, was granted:

•	in April 2001, 621,280 options to purchase the same number of Enel’s ordinary shares, under the 2001 stock option plan. Of these options, 56% vested and, consequently, 347,917 options were exercisable starting in 2004. These options expire on December 31, 2005. The exercise price for these options is €7.272. As of May 13, 2005, Mr. Conti has not exercised any of these options;

•	in March 2002, a further 902,500 options to purchase the same number of Enel’s ordinary shares, under the 2002 stock option plan. All these options vested and, consequently, 30% of the options were exercisable starting in 2003, an additional 30% starting in 2004 and the remaining 40% starting in 2005. These options expire on December 31, 2007. The exercise price for these options is €6.426. During the period between May 24, 2004, and June 11, 2004, Mr. Conti exercised 250,000 of these options and sold the resulting shares on the market. Subsequently, during the period between November 12, 2004, and December 2, 2004, Mr. Conti exercised a further 175,000 of these options, and between February 3, 2005, and February 23, 2005, a further 141,500 of these options and sold all of the resulting shares on the market. As of May 13, 2005, Mr. Conti has not exercised any of the remaining 336,000 options;

•	in April 2003, a further 992,800 options to purchase the same number of Enel’s ordinary shares, under the 2003 stock option plan. All these options vested and, consequently, 30% of the options are exercisable starting from 2004, an additional 30% starting from 2005 and the remaining 40% starting from 2006. These options expire on December 31, 2008. The exercise price for these options is €5.240. During the period between May 24, 2004, and June 11, 2004, Mr. Conti exercised 297,840 of these options and sold the resulting shares on the market. Subsequently, during the period between February 3, 2005, and February 23, 2005, Mr. Conti exercised a further 200,000 of these options and sold the resulting shares on the market. As of May 13, 2005, Mr. Conti has not exercised any of the remaining 494,960 options;

•	in March 2004, a further 600,000 options to purchase the same number of Enel’s ordinary shares, under the 2004 stock option plan. All these options vested and, consequently, 15% of the options may be exercised starting from 2005, another 15% starting from 2006, an additional 30% starting from 2007 and the remaining 40% starting from 2008. These options expire on December 31, 2009. The exercise price for these options is €6.242. As of May 13, 2005, Mr. Conti has not exercised any of these options;

•	in March 2005, a further 600,000 options to purchase the same number of Enel’s ordinary shares, under the 2005 stock option plan. Subject to the satisfaction of the conditions precedent provided for in the 2005 stock option plan, 15% of the options may be exercised starting from 2006, another 15% starting from 2007, an additional 30% starting from 2008, and the remaining 40% starting from 2009. These options expire on December 31, 2010. The exercise price for these options is €7.273.

      In addition, Enel’s former chief executive officer, Mr. Scaroni, in his capacity as general manager (direttore generale), had been granted a number of stock options, which he retains following his departure from the Enel Group, as follows:

•	in September 2002, 2,503,500 options to purchase the same number of Enel’s ordinary shares, under the 2002 stock option plan. All these options vested and, consequently, 30% of the options were exercisable starting in 2003, an additional 30% starting in 2004 and the remaining 40% starting in 2005. These options expire on December 31, 2007. The exercise price for these options is €6.480. During the period between May 24, 2004, and June 11, 2004, Mr. Scaroni exercised 1,502,100 of these options and sold the resulting shares on the market. Subsequently, during the period between February 3, 2005, and February 23, 2005, Mr. Scaroni exercised the remaining 1,001,400 of these options and sold the resulting shares on the market;

•	in April 2003, a further 4,200,000 options to purchase the same number of Enel’s ordinary shares, under the 2003 stock option plan. All these options vested and, consequently, 30% of the options are exercisable starting from 2004, an additional 30% starting from 2005 and the remaining 40% starting from 2006. These options expire on December 31, 2008. The exercise price for these options is €5.240. During the period between May 24, 2004, and June 11, 2004, Mr. Scaroni exercised 1,260,000 of these options and sold the resulting shares on the market. Subsequently, during the period between February 3, 2005, and February 23, 2005, Mr. Scaroni exercised a further 1,260,000 of these options and sold the resulting shares on the market. As of May 13, 2005, Mr. Scaroni has not exercised any of the remaining 1,680,000 options;

•	in March 2004, a further 2,500,000 options to purchase the same number of Enel’s ordinary shares, under the 2004 stock option plan. All these options vested and, consequently, 15% of the options may be exercised starting from 2005, another 15% starting from 2006, an additional 30% starting from 2007 and the remaining 40% starting from 2008. These options expire on December 31, 2009. The exercise price for these options is €6.242. During the period between April 20, 2005, and May 13, 2005, Mr. Scaroni exercised 375,000 of these options and sold the resulting shares on the market.

•	in March 2005, a further 2,500,000 options to purchase the same number of Enel’s ordinary shares, under the 2005 stock option plan. Subject to the satisfaction of the conditions precedent provided for in the 2005 stock option plan, 15% of the options may be exercised starting from 2006, another 15%

starting from 2007, an additional 30% starting from 2008, and the remaining 40% starting from 2009. These options expire on December 31, 2010. The exercise price for these options is €7.273.

      Please see “Item 10. Additional Information — Stock Option Plans” for a complete description of the Company’s stock option plans.
Share Ownership
      The following table sets forth the number of Enel’s ordinary shares held by each of the Company’s directors and statutory auditors as of May 31, 2005:

	Number of
	Ordinary Shares
	Held as of
Name of Director or Statutory Auditor	May 31, 2005

Piero Gnudi	70,524	(1)
Fulvio Conti	23,844	(2)
Francesco Taranto	10,000
Giulio Ballio	1,200	(3)
All other directors and statutory auditors	0
Total	105,568

(1)	46,000 of which are held by a company controlled by Mr. Gnudi and 24,262 by Mr. Gnudi’s wife.

(2)	262 of which are held by Mr. Conti’s wife.

(3)	All of these shares are held by Mr. Ballio’s wife.
Employees
      As of December 31, 2004, we had 61,898 employees, of whom 705 held managerial positions. The following table shows the breakdown of employees in each of our principal segments at December 31, 2004.

	Number of
	Employees	Division

Generation and Energy Management	10,828	18%
Sales, Infrastructure and Networks	35,537	57%
Transmission	2,929	5%
Telecommunications	8,188	13%
Services and Other Activities	3,826	6%
Holding Company	590	1%
Total Enel Group	61,898	100%
      In recent years, we have pursued a policy of workforce rationalization, primarily through attrition, which has resulted in a steady reduction in employment levels: the number of our employees has declined by 30.4%, from 88,957 at December 31, 1997, to 61,898 employees at December 31, 2004.
      Based on the current retirement system available to our employees, the Company’s management estimates that the following number of employees will retire during each of the periods shown:

Estimated Number of
Potential Retirees

2005	2,200
2006	1,800
2007	1,300
2008	1,000
2009	1,100
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
      The table below shows our employment levels for each of the years indicated. The table does not take into account the employees of our telecommunications segment during the year 2000, prior to our consolidation of Wind.

	As of December 31,

	2000	2001	2002	2003	2004

Employees (other than managers)	71,958	71,802	70,313	63,985	61,193
Managers	689	859	891	785	705

Total	72,647	72,661	71,204	64,770	61,898

      Most of our non-management employees in the electricity sector in Italy are members of labor unions. The principal labor unions are the National Federation of Energy Workers, to which approximately 33% of our employees belong, the Italian Electrical Companies Federation, to which approximately 30% of our employees belong, and the Italian Union of Chemical, Electrical and Manufacturing Workers, to which approximately 9% of our employees belong. Other employees are members of smaller labor unions, none of which includes more than 2% of our employees. Typically, we and representatives of the three unions covering the largest number of our employees negotiate and enter into a single collective bargaining agreement every four years. Representatives of the smaller unions typically sign the same agreement at a later date. Under the collective bargaining agreement, wages and other compensation arrangements are negotiated every two years.
      In July 2001, we signed a collective bargaining agreement for employees in the electricity industry with the unions, Gestore della Rete and So.g.i.n. This collective bargaining agreement for all electric employees also applies to independent power producers and to municipally owned electric utilities. This contract expires as to both the economic and other terms at the end of June 2005.
      Under the terms of the collective bargaining agreements currently in effect, we may terminate covered employees only when they reach retirement age or for cause. We believe that we can achieve our workforce rationalization objectives principally through attrition.
      We believe that our relations with the unions are generally satisfactory. Our employees have the right under Italian law to strike, although the unions have guaranteed that in such event a minimum level of service will be provided in each of the generation, transmission and distribution segments. We are party to a national agreement with the principal labor unions that regulates the exercise of our employees’ right to strike. As a consequence, strikes or other work stoppages have not significantly affected our operations in recent years. In 2004, as part of a national initiative to bring the agreement in line with legislative and regulatory developments that have occurred since the contract was first signed in 1991, employers and the trade unions proposed modifications to the terms of this contract, including a proposal by the unions to reduce the level of certain service guarantees. Negotiations on a new regulatory framework in this area are continuing in 2005.
      Employee compensation is based in part on seniority and the position held by each employee. In addition, our employees are covered by a collective agreement with the main Italian unions on bonuses, which was renewed in 2004. This agreement provides for employee bonuses based on our general profitability, and is paid out to middle management and employees, as well as for bonuses tied to productivity and quality targets set for individual divisions or companies within the Group.
      Following Enel’s official entry in 2004 into Confindustria, the Italian association of industrial companies, we became party to a national labor contract with unions representing the managers of manufacturing and service companies. We do not expect this contract to have a material effect on our relationship with our managers.
      For our senior and junior management, compensation is based on performance, largely through a “management by objective” system with certain correction mechanisms to ensure that compensation does not significantly depart from market levels. This compensation method applied to approximately 80% of our management in 2004. For top managers, the variable component of compensation accounts for approximately

33% of total compensation. Salary incentives based on sales have also been introduced for account managers of certain companies of the Enel Group.
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
      In 1999, the Italian parliament enacted a law that required the government to terminate industry specific retirement funds such as the Electricity Fund, which was terminated on January 1, 2000. As a result, most of our employees, who were enrolled in the Electricity Fund, have been enrolled in the general pension fund for Italian employees. In 2002, we were required to make the last extraordinary contributions to the general pension fund to eliminate the deficit in the Electricity Fund. The net impact of this change on our cash flow over the three-year period from 2000 to 2002 was €1,940 million. This impact reflected the effect of lower payments we made to the national pension system in respect of the family benefits program, following the January 2000 reduction of 3.72 percentage points in the rate on which our payments are based. For Italian GAAP purposes, we are expensing the amounts paid in the years 2000-2002 proportionately over the twenty-year period between 2000 and 2019. However, for U.S. GAAP purposes, we expensed these amounts in 2000-2002, during the year that the contributions were due. The difference between the treatment of these payments under Italian GAAP and U.S. GAAP therefore had a significant negative effect on our U.S. GAAP results in each of those three years. Please see “Item 5. Operating and Financial Review and Prospects — U.S. GAAP Reconciliation.”

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
      Prior to Enel’s initial public offering in November 1999, the MEF had been Enel’s sole shareholder since Enel was incorporated in July 1992. Before that date, Enel had been a public statutory body owned by the Italian government. Enel’s initial public offering consisted of a total of 3,848,802,000 ordinary shares (corresponding to 1,924,401,000 ordinary shares after the one-for-two reverse stock split effective July 9, 2001) in the form of ordinary shares and ADSs (each representing ten ordinary shares at the time of the offering, and five ordinary shares after the one-for-two reverse stock split). The offering of the Company’s shares was the second-largest in history at the time and generated gross proceeds of approximately €16,550 million.
      On November 4, 2003, the MEF announced its sale of 400,000,000 of Enel’s ordinary shares (then approximately 6.6% of the Company’s share capital) to Morgan Stanley & Co. International Limited for €2,172.8 million. The MEF also announced that Morgan Stanley & Co. International Limited had informed the MEF that it had placed the entire amount of shares purchased with Italian and international investors.
      On December 12, 2003, the MEF sold 627,528,282 of Enel’s ordinary shares (then approximately 10.35% of the Company’s share capital) to Cassa Depositi e Prestiti, then a wholly owned subsidiary of the MEF, for total consideration of approximately €3,156 million. On December 30, 2003, the MEF announced the placement of shares representing 30% of the share capital of Cassa Depositi e Prestiti to 65 Italian bank foundations. As a result, the MEF now owns 70% of Cassa Depositi e Prestiti.
      On October 23, 2004, the MEF announced that it had sold 1,150,000,000 shares, or 18.86% of the Company’s share capital, in a public offering in Italy and a private placement to institutional investors not registered under Securities Act, and announced in March 2005 that it intends to sell a further interest of approximately 10% in the Company in a similar offering by September 2005, market conditions permitting.
      As of May 13, 2005, the MEF owned 1,919,635,842 of Enel’s ordinary shares, or 31.34% of the total number of outstanding ordinary shares, and Cassa Depositi e Prestiti owned 627,528,282 of Enel’s ordinary shares, or 10.25% of the outstanding ordinary shares. As of the same date, no other entity or individual held 2% or more of the Company’s outstanding ordinary shares.

      The MEF or Cassa Depositi e Prestiti may sell part of Enel’s shares at any time. There are no minimum ownership or similar requirements under Italian law that would limit sales of Enel’s shares by the MEF or Cassa Depositi e Prestiti.
      Within the context of the privatization procedures and regulations under Italian law, the MEF may, as a significant shareholder, ask Enel’s board of directors to examine the possibility of dispositions, in whole or in part, of some entities we control. Enel’s board would implement any such transaction solely to enhance value for all shareholders.
      The MEF has indicated that it intends to continue to participate in the nomination and election of Enel’s board of directors to protect its investment as a shareholder. Under the 1994 privatization law, as recently amended by article 4, paragraph 227, of Law 350 of December 24, 2003 (the 2004 Budget Law), the MEF has special powers, regardless of the level of its shareholding in Enel, related to:

•	The material acquisition of Enel’s shares by third parties;

•	Material shareholders’ agreements;

•	Major corporate changes; and

•	The appointment of one non-voting director.
      In addition, the privatization law provides that Enel’s by-laws may include:

•	Special rules concerning appointments of directors and statutory auditors in order to ensure that minority shareholders are represented; and

•	Limitations on the maximum number of shares that a shareholder, or group of shareholders, other than the MEF (or other entities controlled by the Italian state), may hold.
      Certain provisions of Enel’s by-laws, as well as the special powers the MEF retains, are described in more detail in “Item 10. Additional Information — By-Laws.”
      Since certain of the shares and ADSs were held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.
      As of May 13, 2005, 6,124,838,588 ordinary shares were outstanding. As of the same date, there were 13,639,655 ADSs (equivalent to 68,198,275 ordinary shares) held by 9 record holders (including The Depository Trust Company).
Related Party Transactions
      As the entity primarily responsible for electricity generation, transmission and distribution in Italy, we provide services to many other state-owned entities. The rates charged to these entities are comparable to those charged to other commercial organizations.
      Under the current regulatory framework, we enter into certain transactions with the Gestore della Rete, the Single Buyer and the Market Operator (each of which is wholly owned, directly or indirectly, by the MEF, the Company’s controlling shareholder). Prices and fees paid to the Gestore della Rete in connection with these transactions are determined by the Energy Authority, as are certain of the prices and fees that we pay to the Market Operator. Transactions entered into with the Market Operator on the Italian power exchange and sales to the Single Buyer are effected at market prices. Revenues generated from the sales of electricity to the Gestore della Rete in 2004 represented approximately 5% of our total operating revenues for the year. Revenues generated from sales to the Market Operator and Single Buyer during the year represented approximately 8% and 5% of our total operating revenues, respectively.
      We also make various payments to the Gestore della Rete, the Single Buyer and the Market operator in connection with our electricity operations. In 2004, our Sales, Infrastructure and Networks Division purchased electricity from the Single Buyer and the Gestore della Rete, and also paid fees to the Gestore della Rete for the use of the national electricity transmission grid. The expenses arising from this division’s purchases from the Single Buyer represented approximately 24% of our total operating expenses in 2004, while the fees paid to the Gestore della Rete by this division represented approximately 3% of our total operating expenses for the year. Our Generation and Energy Management Division in 2004 also paid fees to the Gestore della Rete for access to the national electricity transmission grid and purchased electricity from the Market Operator in amounts that in the aggregate represented approximately 3% and 2% of our total operating expenses for the year, respectively.
      The Transmission Division earns revenue from a fee per kWh of electricity transported that distributors and suppliers pay to Terna through the Gestore della Rete. The revenues relating to these fees represented approximately 2% of our total operating revenues in 2004.
      We purchase fuel for our generation plants and gas for our sales and distribution activities from Eni, an Italian oil and gas company in which the MEF has a controlling stake. Total purchases from Eni represented approximately 5% of total operating expenses in 2004.
      In all, purchases from (and fees paid to) other companies wholly or partly owned by the Italian state accounted for approximately 37% of our total operating expenses in 2004.
      You should read note 23 to our consolidated financial statements for additional information.
      We make loans available to our employees, excluding executive officers, up to an amount of €52,000 per employee.
      We have adopted corporate governance guidelines aimed at ensuring that potential transactions with related parties are carried out in a procedurally and substantively fair manner.

ITEM 8.	FINANCIAL INFORMATION
Consolidated Financial Statements
      Please see “Item 18. Financial Statements” of this annual report.
Other Financial Information
Legal Proceedings
      We are defendants in a number of legal proceedings incidental to the generation, transmission and distribution of electricity. While we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations, because of the nature of these proceedings, we are not able to predict their ultimate outcomes, some of which may be unfavorable to us. Please see “Item 3. Key Information — Risk Factors — Other Risks Related to Our Businesses — We are defendants in a number of legal proceedings.”
      Our pending legal proceedings include various civil and environmental claims and disputes relating to the construction and operation of several power stations, transmission and distribution lines, tax assessments, and other matters that arise in the normal course of our business. We have established a reserve for litigation and other contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential loss involved. This reserve, which also includes provisions for other contingencies and uncertainties related to our operations, is included in other non-current liabilities in the consolidated balance sheets in our consolidated financial statements, and amounted to €1,283 million at December 31, 2004, of which €382 million related to legal proceedings.
      We have briefly summarized below the most significant of these proceedings.
      Electromagnetic field proceedings. We are currently defendants in numerous pending proceedings relating to the electromagnetic fields created by our transmission and distribution lines and in some pending proceedings relating to electromagnetic energy emanating from substations. In most of the proceedings, the plaintiffs seek the relocation or removal of lines or substations that are near to inhabited or occupied residential or office buildings. In a limited number of proceedings, the plaintiffs also seek damages based on our alleged non-compliance with regulations setting maximum exposure levels or minimum distance requirements for lines and substations or on the alleged health effects of exposure to electromagnetic fields.
      Alleged damage as a result of exposure to electromagnetic fields created by transmission and distribution lines has also been the subject of certain criminal proceedings in which we are involved. In June 1999, the criminal court of Rimini fined us symbolic damages of approximately €1,000 in one proceeding and transferred the case to the civil court for the quantification of the physical damage to the individual plaintiff. The Court of Appeals overturned this decision on grounds that the claim was time barred. We are nonetheless currently seeking a declaration of full innocence from the Supreme Court.
      In the cases described above, the transmission and distribution lines in question are in compliance with all applicable laws. Moreover, we believe that certain of such proceedings have become moot as a result of a law enacted in March 2001, which replaced previous legislation on electromagnetic fields and introduced measures for the restructuring of the national electricity transmission grid. In any event, if the outcome of the above civil cases is unfavorable to us, our potential liability would be limited mainly to damages, to the extent plaintiffs have satisfied their burden of proof by demonstrating a causal connection between electromagnetic fields and the alleged damage. Please see “Item 3. Key Information — Risk Factors — Risks Relating to Our Energy Business — Our core energy business and other activities are subject to numerous environmental regulations that could significantly affect our financial condition and results of operations” and “Item 4. Information on the Company — Regulatory Matters — Environmental Matters — Electromagnetic fields” for a more detailed discussion of electromagnetic fields.
      Blackout litigation. Italy, with the exception of Sardinia, suffered a complete blackout of electrical service on September 28, 2003. Approximately 21 hours were necessary before electricity became available again to all customers. A joint report on the blackout by the Energy Authority and the French Commission de Régulation de l’Energie, dated April 22, 2004, includes among the causes of the blackout inappropriate defense measures taken by the Swiss transmission grids, the non-compliance by certain Swiss electricity companies with the rules provided by the Union for the Co-ordination of Transmission of Electricity (UCTE) and inappropriate measures taken to cure certain malfunctions. Other inquiries by Swiss, French and Italian authorities are still underway.
      As of May 2005, approximately 1,700,000, mainly household, customers have requested reimbursement of approximately €25 each, in accordance with pre-existing Energy Authority rules, despite the fact that in October 2003, the Energy Authority had issued a release in which it declared that customers are not entitled to such reimbursement in connection with the blackout. We believe that we were not responsible for the blackout and, accordingly, have not honored any of these requests. In addition, as of May 2005, approximately 30,000 of our customers have brought legal actions against Enel Distribuzione or Enel in the Italian courts seeking aggregate damages of approximately €30 million. So far, the courts have issued approximately 2,300 decisions, approximately two-thirds of which have been unfavorable to us. We have appealed and intend to appeal all unfavorable decisions. Although the claims of each of the individual plaintiffs are for relatively minor amounts, an increase in the decisions holding us responsible for such damages could result in an increase in the number of such claims and the magnitude of damages sought. Italian law does not provide for the award of punitive damages in such cases, and plaintiffs will be limited to compensatory damages.
      On June 9, 2004, the Energy Authority published a preliminary report that, while not making any definitive finding regarding responsibility, raised the possibility that the blackout may have been partially attributable to the conduct of a number of Italian generation, distribution and transmission companies, including members of the Enel Group. On September 9, 2004, the Energy Authority initiated a formal proceeding to determine whether any of the companies identified in the report (including Enel Produzione, Enel Distribuzione, Terna and Deval) were actually responsible. At the close of its inquiry (currently expected by July 31, 2005, for the portion relating to generating companies, and by November 30, 2005, for that relating to transmission and distribution companies), the Energy Authority could impose sanctions on, or request undertakings from, operators it holds at fault in the incident.
      We believe that the blackout, given its intensity and nature, should be considered an unforeseen and unforeseeable event. As a result, we do not believe we should be held liable for this event. Furthermore, we believe that the occurrence of the blackout is outside the scope of the indemnity obligations provided for under our electricity supply contracts and the Energy Authority’s regulations.
      Brown-out litigation. The Italian electricity supply experienced certain disruptions on June 26, 2003. These disruptions, which we effected upon request of the Gestore della Rete, were defense procedures carried out when the electricity available cannot satisfy demand, and are intended to prevent the entire electricity system from collapsing. The disruptions lasted for approximately 90 minutes each and concerned an aggregate of approximately 7 million customers. The Energy Authority’s initial inquiry into these disruptions was completed in November 2003. In its December 2003 report, the Energy Authority primarily attributed the low amount of electricity available, which resulted in the adoption of these defense procedures, to certain structural causes, including insufficient domestic generation capacity, the resulting dependence of the Italian electricity system on imported electricity, and the reduction of the available interconnection capacity available attributable to a heat wave, as well as to certain specific conditions (including an 800 MW reduction of imports of electricity from France under an import agreement between Enel and EDF). The Energy Authority censured the Gestore della Rete and generation companies, including us, arguing that the disruptions were due, among other things, to the unavailability of certain plants that we were required to maintain in operations. We have contested the conclusions reached by the Energy Authority. In April 2004, the Energy Authority initiated a formal inquiry to determine the responsibilities of the parties involved in these events. In light of the results of the preliminary investigations and in order to gain certainty and limit the possible negative effects on us, in September 2004, we decided to pay a fine of €52,000 to settle the potential claims against us, as permitted by Italian law. In January 2005, the Energy Authority ended these proceedings, and directed the Gestore della Rete not pay us approximately €75 million in sums due to us for the provision of reserve capacity in the first half of 2003. We have challenged the Energy Authority’s direction before the Administrative Tribunal of Lombardy; a hearing date has not yet been set. While we believe we will prevail in this challenge, there can be no assurance that the tribunal will decide in our favor.
      In addition, as of May 2005, three of our customers had commenced legal proceedings against Enel Distribuzione or Enel Produzione in Italian courts to seek refunds and damages for relatively minor amounts for the disruption in service related to the brown-out. To date, the courts have not issued any decisions in these proceedings. Italian law does not provide for the award of punitive damages in such cases, and plaintiffs will be limited to compensatory damages, if any.
      Alleged abuse of market power proceedings. Since 1997, several suppliers of equipment to our distribution division have brought civil actions against us claiming that we abused our market power in the Italian electricity distribution sector by imposing contractual terms and conditions on them. The plaintiffs have sought increases in the compensation paid to them under supply contracts with us. We are contesting the suppliers’ claims. The first three decisions rendered in these cases upheld our contention that civil courts lack jurisdiction to hear these cases. In 1995, the Antitrust Authority, prompted by similar claims filed by the same suppliers, issued an opinion in which it held that our conduct did not constitute an abuse of market power. Following the withdrawal of the petitions filed by several suppliers, the aggregate value of the claims currently pending against us is €163 million. In January 2004, an expert appointed by the Court of Bari, where one of the proceedings was pending, confirmed the opinion issued by the Antitrust Authority.
      Alleged abuse of dominant position by Enel Energia. On March 7, 2002, the Antitrust Authority began an investigation to assess whether Enel, through one of its subsidiaries, Enel Energia, abused its dominant position by, among other things, including in its standard contract for the sale of electricity to Eligible Customers in 2002 certain exclusivity and priority clauses aimed at discouraging them from changing their electricity supplier. On November 27, 2003, the Antitrust Authority determined that this conduct constituted a serious violation of the European Community Treaty and imposed a fine of €2.5 million. Enel has appealed the Antitrust Authority’s ruling to the Administrative Tribunal of Lazio, arguing that it did not hold a dominant position in the market during the period at issue and therefore it could not have abused a dominant position, as well as that the conduct of Enel Energia cannot be attributed to Enel. While awaiting a ruling on the appeal, Enel paid the €2.5 million fine within the required 90-day period.
      Alleged abuse of dominant position by Enel and Enel Produzione. On April 6, 2005, as a result of Energy Authority investigations in June 2004 and January 2005 into sharp increases in the price of electricity on the Italian power exchange, the Antitrust Authority opened proceedings for alleged abuse of dominant position against Enel and Enel Produzione. In particular, the Antitrust Authority alleges that Enel used its market power to fix prices, in order to either advantage or disadvantage competitors, by taking advantage of differences in prices among different zones of the market. These antitrust proceedings are expected to be concluded by March 31, 2006.

      Alleged abuse of dominant position by Viesgo Generaciòn. On November 8, 2004, the Spanish Antitrust Authority initiated proceedings against our subsidiary Viesgo Generaciòn for abuse of dominant position for alleged price fixing. We expect these proceedings to take approximately one year. If the Spanish Authority were to hold Viesgo Generaciòn liable for this alleged violation of antitrust law, it could impose on Viesgo Generaciòn a fine of up to 10% of its total revenues in the preceding year.
      Alleged abuse of dominant position and/or cartel by Wind. On March 1, 2005, the Antitrust Authority initiated proceedings against our subsidiary Wind, as well as its competitors Telecom Italia Mobile and Vodafone Omnitel, for an alleged abuse of a dominant position and/or existence of a cartel to restrict competition in the mobile telephony market, following allegations of anticompetitive behavior by certain suppliers of other telecommunication services. These suppliers allege that Wind and the other two companies engaged in anticompetitive behavior by: (i) preventing access to their existing mobile networks by other operators; (ii) discriminating the alternative operators in favor of their own commercial divisions in so far as call termination services are concerned; and (iii) adopting parallel commercial behavior with respect to the supply of mobile communications services for business customers. Wind is currently waiting for hearing date to be set. The proceedings are expected to be completed by the end of April 2006.
      Orimulsion arbitration. Until December 31, 2003, we had a contract to purchase specified quantities of orimulsion from Bitumenes Orinoco S.A. (“Bitor”), a Venezuelan company owned by Petroleos de Venezuela S.A.. At the end of 2003, we negotiated a renewal contract with Bitor that was initialed by Bitor but never formally executed. In January 2004, Bitor provided us with approximately 80,000 tons of orimulsion. However, in February 2004, Bitor informed us that it would no longer supply orimulsion to us as the Venezuelan Energy Ministry had not approved the contract. Nonetheless, in March 2004, Bitor sold us a similar amount of orimulsion in a spot transaction. After seeking an amicable settlement of the dispute, on March 17, 2005, we filed a request for arbitration with the International Chamber of Commerce in Paris, seeking damages provisionally quantified at $200 million, as well as further damages, to be quantified subsequently, related to the loss of investments we had made in connection with plans to convert our Porto Tolle power plant to burn orimulsion. We are currently waiting for the arbitral panel to be appointed.
      Echelon arbitration. Enel Distribuzione is currently involved in a dispute with Echelon Corp. concerning what we consider to be Echelon’s violation of its obligation to supply us worldwide with the same type of Telemanagement system products that it currently supplies to us in Italy and its obligation to support us in the marketing of these products. On April 27, 2004, we filed a request for arbitration of this dispute with the International Chamber of Commerce, seeking damages amounting to approximately €40 million or, as an alternative remedy, an appropriate extension of the duration of Echelon’s obligations. We are currently waiting for the arbitral tribunal to issue its decision, which we expect by the end of 2005.
      Congestion fees litigation with the Energy Authority. In November 2004, the Energy Authority issued a decision requiring us to pay the Gestore della Rete congestion fees in an amount of approximately €31 million in connection with our long-term electricity import contracts. We have challenged this decision in the Administrative Court of Lombardy. A hearing date has yet to be set.
      Gas concessions. Two municipalities in the Lombardy region have enacted measures setting the expiration of our gas distribution concessions at December 31, 2005. We have challenged these measures before the Administrative Tribunal of Lombardy. In February 2005, the court ruled in favor of the municipalities; we have appealed this ruling before the Council of State, the highest competent appeals court. A hearing on the matter has been scheduled for June 24, 2005. Please see “Item 3. Key Information — Risk Factors — Risks Relating to Our Energy Business — We are dependent on government concessions for our electricity and gas distribution businesses.”
      Criminal proceedings involving certain former Enelpower executives. In February 2003, the public prosecutor of Milan initiated a criminal investigation of the former chief executive officer of Enelpower, a former senior executive of Enelpower, and 12 other persons for the alleged commission of certain crimes, including embezzlement, fraud, corruption, and false statements to shareholders, in connection with certain transactions carried out by Enelpower in the Middle East and Italy, including transaction with the Siemens and Alstom groups. On March 5, 2003, Enelpower was notified of the pending investigation and the possible administrative liability it may incur in relation to the alleged crimes. On June 6, 2003, the Court of Milan, upon request by the public prosecutor, ordered the arrest of the former chief executive officer and the former senior executive of Enelpower on suspicion of such charges.
      In response to this criminal proceeding, we and our subsidiary Enelpower initiated legal actions against all Enelpower employees involved in the alleged offenses, aimed at protecting the interests of the Enel Group and those of Enel’s shareholders. In addition, Enelpower notified its suppliers involved in the investigation that, in the event the alleged illegal conduct should be proven, Enelpower would seek compensation for damages suffered as a result. On July 11, 2003, the former chairman of Enel Produzione resigned after voluntarily disclosing to the public prosecutor of Milan the extent of his involvement in the alleged illegal conduct that is the subject of the prosecutor’s investigation. We and Enel Produzione intend to seek any damages caused to us by the alleged illegal conduct, should such conduct be proved as a result of the pending investigation. None of the individuals charged to date are currently employed by us.
      We submitted to the Court of Milan a copy of a settlement agreement between us and Siemens S.p.A. under which we received €20 million from Siemens S.p.A. for damages to our reputation, as well as the right to renegotiate existing agreements between Siemens S.p.A. and Enel Produzione. In April 2004, the Court of Milan, as a cautionary measure, banned Siemens AG from receiving contracts from public entities in Italy related to the supply of gas turbines because of its alleged illicit relationship with members of management of Enelpower and the former chairman of Enel Produzione. On February 19, 2004, we entered into a settlement with Alstom Holdings S.A., Alstom Power Inc. and Alstom Power Italia S.p.A. providing for damages to us for injury to our reputation of €2.5 million, in cash, and of €2 million, in the form of credits applicable to future purchases by any Enel Group company from any Alstom Group company. As a result of these criminal proceedings, in December 2004, the Court of Accounts issued a decree freezing the assets and the credits of the former chief executive officer and a former manager of Enelpower and the former chairman of Enel Produzione and summoned them to appear in court to ascertain their alleged responsibility with regards to economic loss for the government. On February 18, 2005, this decree was confirmed by a court order. We do not expect these proceedings to have an adverse effect on our financial condition and results of operations.
Dividend Policy
      Enel’s shareholders are entitled to receive interim or annual dividends that the Company’s board recommends and, in the case of annual dividends, that the Company’s shareholders approve.
      Dividends were declared and paid in Italian lire until July 8, 2001. On July 9, 2001, the re-denomination of the Company’s share capital into euros and a one-for-two reverse stock split became effective, and since then dividends have been declared and paid in euros. The following table shows the amount in euros of the Company’s dividends per share payable in respect of each of the fiscal years indicated, based on the 12,126,150,379 ordinary shares outstanding in 2000, on the 6,063,075,189 ordinary shares outstanding in 2001, 2002 and 2003 and the 6,103,521,864 ordinary shares outstanding in 2004.

	Year Ended December 31,

	2000(1)	2001	2002	2003	2004

Dividends per ordinary share (in euros)(2)	€0.13	€0.36	€0.36	€0.36	€0.69
Dividends per ordinary share (in U.S. dollars)(3)	$0.12	$0.32	$0.38	$0.45	$0.86

(1)	Following the one-for-two reverse stock split effective as of July 9, 2001, this dividend, paid in 2001, amounted to €0.26 and $0.24.

(2)	The amount of the aggregate dividend for each of 2000, 2001, 2002, 2003 and 2004 was equal to approximately 72%, 52%, 109%, 87% and 156% of our consolidated net income for the relevant year, respectively.

(3)	We have translated the historical dividend amounts into U.S. dollars using the noon buying rate for euro in effect on the respective payment dates, except for the dividend amount for 2004, part of which has not yet been paid. For the 2004 dividend, we have used the noon buying rate on May 26, 2005, of €1.00 = 1.2517. The noon buying rate for euro may differ from the rate that may be used by the Depositary for the ADSs in order to convert euro into U.S. dollars for purposes of making payments to holders of ADSs.

      On November 25, 2004, Enel paid an interim dividend of €0.33 per share, amounting in the aggregate to approximately €2,014 million, with this amount taking into account the capital gain realized by Enel in connection with the Terna IPO, as well as the effect of the return of capital from Terna in connection with a capital reduction effected by Terna in April 2004 ahead of its IPO. Please see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Cash Flow Analysis.”
      At the annual meeting held on May 26, 2005, Enel’s shareholders resolved to pay an aggregate dividend of approximately €4.2 billion, or €0.69 per ordinary share, in respect of the fiscal year ended December 31, 2004, including the interim dividend paid in November 2004. As a result, the balance of the dividend (equal to €0.36 per share) will be paid on June 23, 2005, to holders of record as of the close of business on June 17, 2005. The amount of this aggregate dividend would be equal to approximately 156% of our consolidated net income for the year.
      Enel expects to pay an additional dividend of approximately €0.17 to €0.20 per share in the second half of 2005 as a result of the expected disposal of a further stake in Terna. Please see “Item 4. Information on the Company — Business — Overview — Transmission” for a discussion of this expected disposal.
      Dividends payable on Enel’s ordinary shares to individuals or entities not resident in Italy may be subject to deduction of Italian withholding tax. Please see “Item 10. Additional Information — Taxation — Withholding Tax on Dividends.”
      Italian law allows Enel to pay dividends only out of the Company’s statutory retained earnings, plus the distributable reserves and statutory net income for the current year, net of the amount to be allocated to the legal reserve in the subsequent year. Please see “Item 10. Additional Information — By-Laws — Dividend Rights.” Enel’s board will recommend the payment of any future dividends in light of conditions then existing, including:

•	our financial performance;

•	cash and capital requirements;

•	any restrictions in financing agreements; and

•	prevailing business conditions.
      Enel pays dividends on ordinary shares represented by ADSs to the Depositary. The Depositary converts the dividends into U.S. dollars at the prevailing rate of exchange, net of conversion expenses of the Depositary and any applicable Italian withholding tax. The amount of dividends received by holders of ADSs in U.S. dollars may be affected by fluctuations in exchange rates. Please see “Item 3. Key Information — Exchange Rates” and “Item 3. Key Information — Risk Factors — Risks Relating to Enel’s Ordinary Shares and ADSs — The value, expressed in dollars, of the ordinary shares and ADSs and of any dividends Enel pays in respect of the Company’s ordinary shares and ADSs will be affected by the euro/dollar exchange rate” for a more detailed discussion of the risks of euro/dollar exchange rate fluctuations for holders of ADSs.
Significant Changes
      On May 26, 2005, we entered into an agreement for the sale to Weather of a 62.75% interest in Wind, which we expect to take place during the summer of 2005; the agreement also contemplates our disposal of our remaining interest in Wind by mid-2006. The agreement is subject to the approval of both the Antitrust Authority and the Communications Authority. Upon completion of these transactions, we will no longer have any direct interest in Wind, but will hold an interest of approximately 26% in Weather, which will then own all of Wind, as well as a controlling stake in Orascom, an Egypt-based mobile phone company with its main operations in the Middle East, Africa, and Pakistan. For additional details regarding the agreement, see “Item 4. Information on the Company — Business — The Enel Group — Telecommunications.”
      On April 5, 2005, we sold 13.9% of Terna’s share capital for gross proceeds of €568 million in a private placement not registered under the Securities Act to institutional investors. We currently own 36.14% of Terna. In May 2005, Enel agreed to sell a 29.99% stake in Terna to Cassa Depositi e Prestiti for consideration that, depending on the price of Terna’s shares on the Italian Stock Exchange in a specified period prior to closing of the sale, will be between a minimum of €1,228 million and a maximum of €1,412 million. We expect closing of the transaction, which is subject to certain conditions, to take place by the end of the third quarter of 2005. Please see “Item 4. Information on the Company — Business — Overview — Transmission.”
      In February 2005, we agreed to purchase a 66% interest in SE, the principal electric power generation company in Slovakia, with a market share of more than 80%, for €840 million. We expect this transaction to close by the end of 2005. SE has total installed generation capacity of approximately 6,900 MW, of which 38% is nuclear-powered, 35% is hydroelectric-powered, and 27% is powered by conventional thermal sources. Please see “Item 4. Information on the Company — Business — The Enel Group — Generation and Energy Management — International Generation.” With this acquisition, we will be re-entering the nuclear power generation business; we have not owned any nuclear power plants since November 2000, and we have not produced electricity from nuclear power plants since 1988. Please see “Item 4. Information on the Company — Regulatory Matters — Environmental Matters — Discontinued Nuclear Operations.”

ITEM 9.	THE OFFER AND LISTING
Markets and Price Range of ADSs and Ordinary Shares
      The principal trading market for Enel’s ordinary shares is the Telematico, the Italian automated screen-based trading system managed by the Borsa Italiana. Enel’s shares are traded on the Telematico under the symbol “ENEL.” Enel’s American Depositary Shares, or ADSs (each representing 5 ordinary shares), are listed on the New York Stock Exchange, where they are traded under the symbol “EN.” Citibank is Enel’s depositary for purposes of issuing the American Depositary Receipts evidencing the ADSs. Trading in Enel’s ordinary shares on the Telematico and in Enel’s ADSs on the New York Stock Exchange commenced on November 2, 1999.
      The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs on the New York Stock Exchange, adjusted to reflect the effect of a one-for-two reverse stock split effective as of July 9, 2001.

	ADSs

	High	Low

	(In dollars)
2000	46.00	35.05
2001	38.85	25.00
2002	30.31	22.60

2003
First Quarter	29.64	26.58
Second Quarter	35.85	28.58
Third Quarter	33.05	29.99
Fourth Quarter	34.15	30.50

2004
First Quarter	40.89	34.35
Second Quarter	41.98	38.47
Third Quarter	41.19	37.48
Fourth Quarter	49.44	40.00

December 2004-May 2005
December 2004	49.44	45.23
January 2005	48.88	46.23
February 2005	49.95	47.25
March 2005	49.20	46.80
April 2005	48.80	46.73
May 2005	48.29	45.20

      The following table sets forth, for the periods indicated, the reported high and low “official” sales prices for the ordinary shares on Telematico, adjusted to reflect the one-for-two reverse stock split effective as of July 9, 2001.

	Ordinary Shares

	High	Low

	(In euros)
2000	9.357	7.348
2001	8.051	5.650
2002	6.765	4.490

2003
First Quarter	5.471	5.015
Second Quarter	6.022	5.227
Third Quarter	5.740	5.340
Fourth Quarter	5.479	5.218

2004
First Quarter	6.581	5.464
Second Quarter	6.920	6.454
Third Quarter	6.651	6.143
Fourth Quarter	7.245	6.570

December 2004-May 2005
December 2004	7.245	6.731
January 2005	7.240	7.085
February 2005	7.698	7.142
March 2005	7.450	7.112
April 2005	7.522	7.285
May 2005	7.430	7.141
      Enel’s ordinary shares are among the constituents of the MIB 30 Index, the primary Italian stock market index.
      As of May 13, 2005, 6,124,838,588 ordinary shares were outstanding. On May 31, 2005, the closing price of Enel’s ordinary shares on Telematico was €7.401 and the closing price of the ADSs on the New York Stock Exchange was $47.65.
      In September 2004, Enel’s stock was added to the DJSI (Dow Jones Sustainability Index) World, a global index tracking the financial performance of selected “sustainability-driven” companies worldwide.

ITEM 10.	ADDITIONAL INFORMATION
Stock Option Plans
      Enel’s board of directors has approved stock option incentive plans that have been made available to an aggregate of approximately 800 Group executives, as identified from time to time by the board of directors at the time of the grant.
      Currently, the stock option plans approved by Enel’s board of directors in 2001, 2002, 2003, 2004 and 2005 are still in force, while the stock option plan approved in 2000 has expired. The terms of the various stock option plans generally include the following:

•	if vested, the options are normally exercisable starting one year after they are granted and for a period of five years thereafter, except under the 2001 plan where the options are exercisable for a period of four years; however, during the first three or four years (depending on the plan) during which exercise is permitted, exercise is limited to annual tranches (varying from 15% to 40%), although under the

2001 plan, 20% of the options granted in any given year are exercisable after one year and the remaining 80% after three years;

•	under the 2001 plan, the options may be exercised only within the fifteen trading days following the shareholders’ approval of the financial statements for the preceding fiscal year; under the 2002 plan, and 2003 plan, each year, options may be exercised only within the fifteen trading days following each of (i) the board of directors’ approval of preliminary financial data for the preceding fiscal year on a consolidated basis, (ii) the shareholders’ approval of the financial statements for the preceding fiscal year, and (iii) the board of directors’ approval of the report relating to the quarter ending September 30; under the 2004 and 2005 plans the options are exercisable at any time other than during the period (i) beginning on the date that is one month prior to the day scheduled for the approval of Enel’s annual financial statements by its board of directors and ending on the date of such approval and (ii) beginning on the date that is one month prior to the day scheduled for the approval of Enel’s six-month report by its board of directors and ending on the date of such approval;

•	under the 2001 plan, options vest if the average reference price of Enel’s shares on Telematico over the last three months of the year of the grant is higher than a target price determined by the board of directors at the time of the grant. The board sets the target price with reference to securities analysts’ estimates of the future price of Enel’s shares. If the target price is not met in a given year, all of the one-year options and 30% of the three-year options granted in that year do not vest and expire. However, the remaining 70% of the three-year options granted in the year (56% of the options allotted as a whole) may still vest if (i) the price of Enel’s shares on Telematico during the year of the grant outperforms a specified reference index over the same period and (ii) the actual growth in value of our business during the year of the grant (as determined using a proprietary formula) exceeds the expected growth for that year, as determined by the board of directors at the time of the grant. If these conditions are not met, the remaining 70% of three-year options may also vest if the average reference price of Enel’s shares on Telematico over the last three months of the second year following the grant is higher than the target price for the year of the grant, as adjusted for the expected variation of the price of Enel’s shares in the following two years, as determined by the board of directors each year. Under the other plans currently in place, options vest if both the Earnings Before Interest, Taxes, Depreciation and Amortization, or EBITDA, of the Group for the relevant fiscal year exceeds the estimated EBITDA as indicated in the budget approved by the board of directors for the relevant year, and the price of Enel’s shares on Telematico outperforms a specified reference index over the same period. If any of these conditions is not met, all the options expire;

•	The strike price of the options is set by the board of directors on the date of the grant and cannot be lower than the average reference price of Enel’s shares on Telematico during the month preceding the grant;

•	The number of options granted under the 2001, 2002 and 2003 plans to participating managers was determined pursuant to a formula based on the participant’s gross salary for the year in question and the value of an option exercisable in the third year following its grant, calculated according to market value indications supplied by primary financial institutions. Under the 2004 and 2005 plans, options are granted using a new method based on proportional criteria; and

•	Options are not transferable inter vivos.

      From 2001 through 2005, Enel’s board of directors determined that the conditions to vesting for (i) 70% of the options granted under the 2001 plan and exercisable starting three years after their grant, and (ii) all of the options granted under the 2002, 2003, and 2004 plans, were satisfied during the reference period. Such outstanding options could therefore be exercised in the periods set forth in the relevant stock option plan.

      The following table lists each of our stock option plans by date, number of grantees, total options granted, options exercised as of May 13, 2005, strike price and scheduled expiration date:

	No. of		Total Options				Strike Price
Year of Grant	Grantees		Granted		Options Exercised		€		Expiration

2001	381	(1)	34,274,050	(2)	—	(3)	€7.272	(4)	December 31, 2005
2002	383	(5)	41,748,500		33,756,350		6.426	(6)	December 31, 2007
2003	549	(7)	47,624,005		27,152,567		5.240		December 31, 2008
2004	640	(7)	38,527,550		854,482		6.242		December 31, 2009
2005	448	(7)	28,757,000	(8)	—		7.273		December 31, 2010

(1)	Including Enel’s former chief executive officer, Mr. Tatò, in his capacity as general manager (direttore generale), as well as Enel’s current chief executive officer, Mr. Conti, in his capacity as chief financial officer.

(2)	The number of options and the corresponding number of ordinary shares, which originally amounted to an aggregate of 68,548,100, decreased to 34,274,050 as a result of the one-for-two reverse stock split effective as of July 9, 2001.

(3)	After June 16, 2005, the options granted under the 2001 plan will no longer be exercisable.

(4)	The strike price of options granted in 2001, originally fixed at €3.636 per share, was set at €7.272 as a result of the one-for-two reverse stock split.

(5)	Including Enel’s former chief executive officers, Mr. Tatò and Mr. Scaroni, each in his capacity as general managers (direttori generali), as well as Enel’s current chief executive officer, Mr. Conti, in his capacity as chief financial officer.

(6)	The strike price for the options granted to Enel’s former chief executive officer, Mr. Scaroni, was determined with regard to the reference price of Enel’s shares on Telematico on the date of his appointment as general manager (direttore generale), and was therefore set at €6.480.

(7)	Including Enel’s former chief executive officer, Mr. Scaroni, in his capacity as general manager (direttore generale) as well as Enel’s current chief executive officer, Mr. Conti, in his capacity as chief financial officer.

(8)	The conditions for the vesting of options under the 2005 plan have not yet been formally satisfied.
      In connection with the stock option plans approved by Enel’s board of directors, Enel’s shareholders have resolved to authorize the board of directors to increase Enel’s share capital by a certain maximum amount, as a result:

(i) under the December 1999 authorization (having already taken into account the one-for-two reverse stock split effective July 9, 2001), on April 9, 2001, Enel’s board of directors resolved to increase the Company’s share capital by an amount not to exceed €34,274,050 through the issuance (in one or more tranches over a five-year period) of a maximum of 34,274,050 new ordinary shares reserved for issuance upon the exercise of options granted under the 2001 plan, to be subscribed by December 31, 2005; as of May 13, 2005, no ordinary shares had been issued in connection with the exercise of 2001 options;

(ii) under the May 2001 authorization, on April 10, 2003, Enel’s board of directors resolved to increase the Company’s share capital by an amount not to exceed €41,748,500 through the issuance (in one or more tranches over a five-year period) of a maximum of 41,748,500 new ordinary shares reserved for issuance upon the exercise of options granted under the 2002 plan to be subscribed by December 31, 2007; as of May 13, 2005, 33,756,350 ordinary shares had been issued in connection with the exercise of an equivalent number of options;

(iii) under the May 2003 authorization, on April 7, 2004 Enel’s board of directors resolved to increase the Company’s share capital by an amount not to exceed €47,624,005 through the issuance (in one or more tranches over a five-year period) of a maximum of 47,624,005 new ordinary shares, reserved for issuance upon the exercise of options granted under the 2003 plan to be subscribed by December 31,

2008; as of May 13, 2005, 27,152,567 ordinary shares had been issued in connection with the exercise of an equivalent number of options;

(iv) under the May 2004 authorization, on March 30, 2005 Enel’s board of directors resolved to increase the Company’s share capital by an amount not to exceed €38,527,550 through the issuance (in one or more tranches over a five-year period) of a maximum of 38,527,550 new ordinary shares, reserved for issuance upon the exercise of options granted under the 2004 plan to be subscribed by December 31, 2009; as of May 13, 2005, 854,482 ordinary shares had been issued in connection with the exercise of an equivalent number of options.

      At the annual meeting held on May 26, 2005, Enel’s shareholders authorized the board of directors, for a period of five years, to increase Enel’s share capital by a maximum total amount of €28,757,000 in order to permit the issuance (in one or more tranches) of a maximum of 28,757,000 new ordinary shares under the terms of the 2005 stock option plan. This authorization, together with those granted in previous years and not yet utilized or expired, would entail a maximum potential dilution of Enel’s share capital amounting to approximately 2.79%.
      In March 2004, the board of directors resolved to grant, beginning in 2004, a special bonus to those beneficiaries of our various stock-option plans who exercise their options, in an amount to be determined by the board of directors each time it adopts resolutions concerning the allocation of earnings. The amount of the bonuses is based on the portion of the “divestiture dividends” (as defined below) distributed after the date the options were granted.
      The premise on which this initiative is based is that the portion of dividends attributable to capital gains deriving from the divestiture of property and/or financial assets (so-called “divestiture dividends”) be considered as a return to shareholders of a portion of the Company’s value, which, as such, has the potential to affect the price of the Company’s shares. This bonus is intended to benefit the beneficiaries of the stock-option plans who — because of choices they have made or restrictions imposed under the terms of our stock option plans — exercise their options after the ex-dividend date for any “divestiture dividends.” These bonus are paid only with respect to the portion of any dividend that constitutes a “divestiture dividend,” and not with respect to any portion of a dividend relating to ordinary business activities or reimbursements arising from regulatory measures.
      Starting in 2004, when beneficiaries of our stock-option plans exercise their options, they are entitled to receive a bonus amount related to any “divestiture dividends” distributed by Enel after the date the options were granted, but prior to their exercise. The bonus in question will be paid by the company of the Enel Group that employs the beneficiary, and is subject to ordinary taxation as employee income.
      To date, Enel’s board of directors has approved: (i) a bonus amounting to €0.08 per option exercised after the ex-dividend date of June 21, 2004, with respect to the €0.36 per share dividend related to our results in 2003; (ii) a bonus amounting to €0.33 per option exercised after the ex-dividend date of November 22, 2004, with respect to the 2004 interim dividend of the same amount per share; and (iii) a bonus amounting to €0.02 per option exercised after the ex-dividend date of June 20, 2005, with respect to the balance of the 2004 dividend of €0.36 per share.
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
      Italian companies whose shares are listed on a regulated market of the European Union are principally governed by two sets of rules — the Italian civil code (applicable to all Italian companies), and the Unified Financial Act of February 24, 1998, as amended, (Testo Unico dell’Intermediazione Finanziaria, or TUF) and the related implementing regulations applicable to listed companies. In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Italian civil code, which took effect on

January 1, 2004. In February 2004, the Italian government amended the TUF to coordinate it with the new corporate law provisions of the Italian civil code. The amendments to the Italian civil code and to the TUF constitute the so-called 2004 corporate law reform. On May 21, 2004 Enel’s shareholders approved a number of amendments to Enel’s by-laws dictated or made possible by the 2004 corporate law reform. The following summary takes into account the 2004 corporate law reform and the consequent amendments to Enel’s by-laws.

General
      In May 2001, the Company’s shareholders approved the re-denomination of the Company’s share capital into euro from lire and a one-for-two reverse stock split, effective July 9, 2001. As a result, at that date, the issued and outstanding share capital of the Company consisted of 6,063,075,189 ordinary shares, each with a par value of €1. Before that date, the Company’s share capital consisted of 12,126,150,379 ordinary shares, each with a par value of Lit. 1,000. In accordance with Italian law, in connection with the re-denomination, Enel’s share capital was rounded down by approximately Lit. 386 million (€199,352), which the Company allocated to a special statutory reserve.
      As of May 13, 2005, all of the Company’s 6,124,838,588 issued and outstanding ordinary shares are fully paid, non-assessable and in registered form.
      Enel’s registered office is in Rome, Italy, at Viale Regina Margherita No. 137, and the Company is registered with the Italian Companies’ Register held by the Chamber of Commerce of Rome at No. 00811720580. As set forth in Article 4 of Enel’s by-laws, its corporate purpose is to acquire and manage equity holdings in Italian and foreign companies, and to provide such companies with strategic guidelines regarding their industrial organization and business activities. Enel’s by-laws identify the following as Enel’s principal activities, which it may carry out through its affiliates or subsidiaries: (i) the electricity industry, including the activities of production, importation and exportation, distribution and sale, as well as transmission within the limits of existing legislation; (ii) the energy industry in general, including the fuel sector, the field of environmental protection and the water sector; (iii) the communications, telematics and information-technology industries and those of multimedia and interactive services; and (iv) the network-based utility services sector (electricity, water, gas, district heating, telecommunications) and local metropolitan utility services. Enel is generally authorized to take any actions necessary or useful to achieve the Company’s corporate purpose.

Authorization of Shares
      At the annual meeting held on May 26, 2005, Enel’s shareholders authorized the board of directors, for a period of five years, to increase Enel’s share capital by a maximum total amount of €28,757,000 in order to permit the issuance (in one or more tranches) of a maximum of 28,757,000 new ordinary shares under the terms of the 2005 stock option plan. This authorization, together with those granted in previous years and not yet utilized or expired, would entail a maximum potential dilution of Enel’s share capital amounting to approximately 2.79%.
      Under the authorization granted to Enel’s board of directors on May 21, 2004, Enel’s board of directors on March 30, 2005, resolved to increase the Company’s share capital by a maximum total amount of €38,527,550 in order to permit the issuance of a maximum of 38,527,550 new ordinary shares in connection with the 2004 stock option plan. Of these shares, as of May 13, 2005, 854,482 have already been issued as result of the exercises of options under the plan. See also “— Stock Option Plans.”

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

•	an Italian or EU bank;

•	a non-EU bank authorized by the Bank of Italy to operate in the Italian market;

•	Società di Intermediazione Mobiliare, or SIM;

•	an EU investment company;

•	a non-EU investment company authorized by CONSOB to provide investment services in Italy;

•	an Italian asset management company;

•	a stock broker;

•	the company which has issued the shares;

•	the controlling shareholder of the company which has issued the shares;

•	the Bank of Italy;

•	an EU or non-EU entity operating a centralized clearing system;

•	a financial intermediary operating a clearing system governed by art. 69 (2) and 70 of the TUF;

•	a financial intermediary registered on the list kept by the Bank of Italy under art. 107 of Legislative Decree No. 385 of September 1, 1993;

•	Poste Italiane S.p.A. (the Italian Post Office company);

•	Cassa Depositi e Prestiti;

•	the MEF; and

•	the managers of foreign clearing, settlement and guarantee systems for financial instruments, provided that they are subject to supervision equivalent to that provided by Italian law.
      The Intermediary in turn deposits the shares with Monte Titoli S.p.A. (“Monte Titoli”) or with another company authorized by CONSOB to operate a centralized clearing system.
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
      The limitation on shareholding is calculated taking into account, among other things, shares owned by:

•	Controlling entities and directly or indirectly controlled entities of the holder, as well as entities controlled by the same controlling entity; and

•	Affiliated personal entities of the holder, including spouses and other closely related personal relatives.
      Italian privatization law and Enel’s by-laws restrict the ability of any entity to exercise any voting rights attributable to ordinary shares held or controlled by that entity representing more than 3% of Enel’s voting share capital. This restriction does not apply to any shareholdings held by the Italian state, other state-owned entities or other entities controlled by the state or other state-owned entities. The voting rights of each entity to whom this limit on shareholding applies are reduced correspondingly. In the event that ordinary shares held or controlled in excess of the 3% threshold are voted, any shareholders’ resolution adopted pursuant to this vote may be challenged if the majority required to approve this resolution would not have been reached without the vote of ordinary shares held exceeding this threshold. Ordinary shares not entitled to be voted are nevertheless counted for purposes of determining the quorum at a shareholders’ meeting. Further limitations on shareholdings result from the special powers of the MEF.

Special powers of the MEF
      The Italian privatization law and the Company’s by-laws confer upon the Italian government, acting through the MEF, certain special powers with respect to our business and actions by Enel’s shareholders. These powers may apply regardless of the MEF’s shareholding in Enel. In September 2004, the government substantially confirmed the scope and duration of the MEF’s special powers, taking into account, among other factors, the liberalization level achieved by that time in the European energy sector. The MEF exercises these special powers after consultation with, and with the agreement of, the Ministry of Productive Activities. The Italian budget law for 2004 (Law No. 350 of December 24, 2003) amended the regulations concerning the “special powers” held by the government. Enel’s by-laws now reflect the following special powers of the MEF:

Opposition to material acquisitions of shares
      The MEF has the authority to oppose the acquisition by persons or entities of an interest in the Company equal to or in excess of 3% of the share capital (including ordinary shares held in the form of American Depositary Shares) with voting rights at ordinary shareholders’ meetings in the event the Minister considers the transaction to be detrimental to vital national interests. The MEF must express any opposition to an acquisition by such a person or entity within ten days of receiving notice from the board of directors that a request to register such an interest in the shareholders’ register has been made. During this ten-day period, all non-economic rights, including the right to vote, pertaining to the shares to be acquired are suspended. Should the MEF oppose a purchase for due cause in an order setting out the concrete detriment the transaction would cause to vital national interests, the purchaser may not exercise the right to vote nor any other non-economic right pertaining to the excess shares held, and must dispose of such shares within one year. In case of failure to comply, upon request by the MEF, a court will order the sale of the subject shares. The purchaser has 60 days to challenge an order opposing its purchase before the Administrative Tribunal of Lazio.

Opposition to material shareholders’ agreements
      The MEF has the authority to oppose certain types of shareholders agreements (please see “— Notification of the Acquisition of Shares and Voting Rights”) entered into by holders of at least one-twentieth of the voting capital stock at ordinary shareholders meetings, if it believes such an agreement would be detrimental to vital national interests. Parties to these types of agreement are required to notify CONSOB upon entry into such an agreement, and CONSOB in turn notifies the MEF. The MEF must oppose the agreement within 10 days of receiving this notice from CONSOB. During this ten-day period, all non-economic rights pertaining to the shares held by the parties to the agreement, including the right to vote, are suspended. Should the MEF oppose an agreement, for due cause in an order setting out the concrete detriment the agreement would cause to vital national interests, the agreement is not effective, and if it appears from their conduct at a shareholders’ meeting that the parties to the agreement are continuing to observe the arrangement contemplated by the agreement, any resolution adopted with the decisive vote of these shareholders may be challenged in court. Any party to an agreement that the MEF opposes has 60 days to challenge the MEF’s order before the Administrative Tribunal of Lazio.

Members of Enel’s Board of Directors
      The MEF has the power to appoint one non-voting member of Enel’s board of directors in addition to the voting members elected by the shareholders.

Veto power over material changes
      The MEF, for due cause when it believes concrete detriment to vital national interests would result, may veto any resolution to dissolve, merge or demerge Enel, to transfer a significant part of its business or its registered headquarters outside of Italy, to change its corporate purpose or to eliminate or modify any of the MEF’s special powers. Any such veto may be challenged within 60 days by any dissenting shareholder before the Administrative Tribunal of Lazio.
      The special powers of the MEF reflected in Enel’s by-laws are also reflected in the by-laws of Enel Produzione, Terna and Enel Distribuzione.

Dividend Rights
      The payment by Enel of any annual dividend is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of Enel’s net income in any year, an amount equal to 5% of such net income must be allocated to Enel’s legal reserve until such reserve is at least equal to one-fifth of the par value of Enel’s issued share capital. As of December 31, 2004, the amount of Enel’s legal reserve exceeded one-fifth of the par value of its issued share capital. If Enel’s capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The board of directors may authorize the distribution of interim dividends, subject to certain statutory limitations.
      Dividends are payable to those persons who hold shares through an Intermediary on the day preceding the ex-dividend payment date declared by the shareholders’ meeting. Dividends not collected within five years from the dividend payment date are forfeited to the benefit of the Company. Payments in respect of dividends are distributed through Monte Titoli on behalf of each shareholder by the Intermediary with which the shareholder has deposited its shares. Holders of ADSs are entitled to receive payments in respect of dividends on the underlying shares through the Depositary, in accordance with Enel’s deposit agreement with Citibank relating to the ADRs (the “Deposit Agreement”). Please see “Item 8. Financial Information — Other Financial Information — Dividend Policy.”

Voting Rights
      Shareholders are entitled to one vote per share, although a slate voting system applies in case of appointment of members of the board of directors and of the board of statutory auditors. Please see “— Minority Shareholders’ Rights.”
      Proxy solicitation may be carried out by certain professional investment and financial intermediaries, as well as certain companies whose sole purpose is to carry out proxy solicitation, on behalf of a qualified soliciting shareholder (generally, one or more shareholders who have owned at least 0.5% of Enel’s shares for more than six months and who have been so registered with Enel for the same period of time).
      Proxies may be collected by a shareholders’ association provided that such association has been formed by notarized private agreement, does not carry out business activities and is made up of at least 50 individuals, each of whom owns not more than 0.1% of Enel’s voting capital. Members of the shareholders’ association may, but are not obliged to, grant proxies to the legal representative of the association, and proxies may also be granted in respect of only certain of the matters to be discussed at the relevant shareholders’ meeting. The association may vote in different manners in compliance with the instructions expressed by each member who has granted a proxy to the association.
      As a registered shareholder and ADR depositary, Citibank or its nominee is entitled to vote the shares underlying the ADSs. The Deposit Agreement requires Citibank (or its nominee) to accept voting instructions from owners of ADSs and to execute such instructions to the extent permitted by law.

Board of Directors
      Pursuant to Enel’s by-laws, Enel’s board of directors must consist of no fewer than three and no more than nine members. In addition, a non-voting director may be appointed by the MEF according to its special powers. The board of directors is elected at a shareholders’ meeting for a term of up to three years. Directors are eligible for re-election. For additional information on the election of directors, please see “— Minority Shareholders’ Rights.”
      In accordance with Enel’s by-laws, management of the Company is the exclusive responsibility of the directors, who carry out all actions necessary to achieve the corporate purpose.
      In addition to exercising the powers entrusted to it by law, Enel’s by-laws provide the board of directors with the power to adopt resolutions concerning:

•	mergers and demergers as permitted by law;

•	the establishment or elimination of secondary headquarters;

•	which directors shall have power to represent the Company;

•	the reduction of share capital in the event of the withdrawal of one or more shareholder;

•	the harmonization of the by-laws with provisions of the law; and

•	the transfer of the Company’s registered office within Italy.
      The chairman and chief executive officer are Enel’s legal representatives. If a non voting director is appointed by the MEF, he or she may not serve as chairman or as chief executive officer. The chief executive officer generally has the power to represent the Company within the scope of the functions delegated to him. For specific actions or categories of actions, the power to represent Enel can be delegated by the holder of such power to one of Enel’s employees or to third parties.
      The quorum for board meetings is a majority of the members in office having the right to vote. Resolutions are adopted by a majority of votes of those present. A board meeting may be called by the chairman on his or her own initiative and must be called upon a request by the board of statutory auditors (or at least two of its members) or upon a request for a meeting for specific purposes by at least two directors (or one director when the board is composed of three members).
      The board has the power to delegate certain of its powers to one of its voting members, and determines the powers and the functions delegated to such person. In accordance with Italian law and Enel’s by-laws, the board of directors may not delegate certain of its responsibilities, including those relating to the approval of the draft financial statements, the approval of merger and de-merger plans to be presented to shareholders’ meetings, increases in the amount of Enel’s share capital or the issuance of convertible debentures (if any such power has been delegated to the board of directors by vote of the extraordinary shareholders’ meeting) and the calling of an ordinary or an extraordinary shareholders’ meeting to resolve upon the actions to be taken by Enel in case of decrease of Enel’s shareholders’ equity to less than two-thirds of Enel’s paid-in capital as a result of accumulated losses. See also “— Meetings of Shareholders.”
      Under Italian law, directors having any interest in a proposed transaction must disclose their interest to the board, even if such interest is not in conflict with the interest of the company in the same transaction. The interested director is not required to abstain from voting on the resolution approving the transaction, but the resolution must state explicitly the reasons for, and the benefit to the company of, the approved transaction. In the event that these provisions are not complied with, or that the transaction would not have been approved without the vote of the interested director, the resolution may be challenged by a director or by the board of statutory auditors if the approved transaction may be prejudicial to the company. A chief executive officer having any such interest in a proposed transaction within the scope of his or her powers must solicit prior board approval of such transaction. An interested director may be held liable for damages to his company resulting from a resolution adopted in breach of the above rules. Finally, directors may be held liable for damages to their company if they illicitly profit from insider information or corporate opportunities.
      Under Italian law, directors may be removed from office at any time by the vote of shareholders at an ordinary shareholders’ meeting, although if directors are removed in circumstances where there was no just cause, such directors may have a claim for indemnification against the company. Directors may resign at any time by written notice to the board of directors and to the chairman of the board of statutory auditors. The board of directors must appoint substitute directors to fill vacancies arising from removals or resignations, subject to the approval of the board of statutory auditors, to serve until the next shareholders’ meeting, except for any non-voting director appointed by the MEF, whose vacancy must be filled in by a substitute non-voting director also appointed by the MEF (please see “— Special powers of the MEF — Members of Enel’s Board of Directors”). The MEF has not to date appointed a non-voting member to Enel’s board. If at any time more than half of the members of the board of directors appointed at a shareholders’ meeting resigns or otherwise ceases to be directors, the entire board of directors will be considered to have lapsed and the remaining members of the board of directors (or the board of statutory auditors if all the members of the board of directors have resigned or ceased to be directors) must promptly call an ordinary shareholders’ meeting to appoint a new board of directors.
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
      Enel’s by-laws currently provide that the board of statutory auditors shall consist of three statutory auditors and two alternate members (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve). Enel’s by-laws also provide that the statutory auditors may not hold the position of statutory auditor in five or more other listed companies (not counting our subsidiaries). As to the election of statutory auditors, please see “— Minority Shareholders Rights.”
      The TUF provides further that the board of statutory auditors will be required to verify that the company (i) complies with applicable law and its by-laws, (ii) respects the principles of correct administration, (iii) maintains adequate organizational structure, internal controls and administrative and accounting systems, and (iv) adequately instructs its subsidiaries to transmit to it information relevant to the its disclosure obligations.
      Each member of the board of statutory auditors must provide certain evidence that he or she is in good standing and meets certain professional standards.

      Enel’s board of statutory auditors is required to meet at least once every 90 days. In addition, the statutory auditors of the Company must be present at meetings of the company’s board of directors and shareholders’ meetings and at meetings of the Company’s executive committee, if any. The statutory auditors may decide to call a meeting of the shareholders, the board of directors or the executive committee, ask the directors for information on the management of the Company, carry out inspections and verifications at the Company and exchange information with the Company’s external auditors. The board of directors must report to the statutory auditors at least quarterly on its activities and on the main transactions carried out by the Company and its subsidiaries.
      Enel’s board of statutory auditors may convene a shareholders’ meeting if it detects serious irregularities during its review activities and there is an urgent need to take action. Any shareholder may submit a complaint to the board of statutory auditors regarding facts that such shareholder believes should be subject to scrutiny by the board of statutory auditors, which must take any complaint into account in its report to the shareholders’ meeting. If shareholders collectively representing 2% of the Company’s share capital submit such a complaint, the board of statutory auditors must promptly undertake an investigation and present its findings and any recommendations to a shareholders’ meeting (which it shall convene if the complaint concerns serious irregularities and there is an urgent need to take action). The board of statutory auditors may report to the competent court serious breaches of the duties of the directors which may be prejudicial to the Company or to its subsidiaries. The Company’s board of statutory auditors is also required to notify CONSOB without delay of any irregularities found during its review activities. CONSOB may report to the competent court serious breaches of the duties of the statutory auditors of a listed company.

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
      The external auditors are appointed by a resolution taken at the annual shareholders’ meeting for a three year term (which may not be renewed more than twice). Such appointment must be notified to CONSOB.
      In May 2002, KPMG S.p.A., with registered offices at Via Vittor Pisani 25, Milan, was appointed as Enel’s external auditor for a three-year period. At the annual meeting held on May 26, 2005, Enel’s shareholders reappointed KPMG S.p.A. as Enel’s external auditor for a further three-year period.

Meetings of Shareholders
      Shareholders are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Votes may be cast personally or by proxy. Shareholders’ meetings may be called by Enel’s board of directors (or the board of statutory auditors) and must be called if requested by holders of at least 10% of the issued shares. Shareholders are not entitled to request that a meeting of shareholders be convened to resolve upon matters which by law are to be resolved upon on the basis of a proposal, plan or report by Enel’s board of directors. If a shareholders’ meeting is not called when requested by shareholders and such refusal is unjustified, the competent court may call the meeting.
      Shareholders are informed of all shareholders’ meetings to be held by publication of a notice in the Official Journal of the Italian Republic (Gazzetta Ufficiale) at least 30 days before the date fixed for the meeting (20 days if the meeting is called at the request of holders of at least 10% of the issued shares). The above formalities and terms regarding the call notice may be reduced in other very limited circumstances. As a matter of practice, the Company publishes this notice in at least two national daily newspapers, as recommended by CONSOB.
      Shareholders’ meetings must be convened at least once a year. Enel’s annual unconsolidated financial statements are prepared by its board of directors and submitted for approval to the ordinary shareholders’ meeting, which must be convened within 120 days after the end of the fiscal year to which such financial statements relate. This term may be extended to up to 180 days after the end of the fiscal year, bound by law to draw up consolidated financial statements or if particular circumstances concerning Enel’s structure or purposes so require. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the board of directors and statutory auditors, determine their remuneration and vote on any business matter the resolution or authorization of which is entrusted to them by law.
      Extraordinary shareholders’ meetings may be called to pass upon dissolutions, appointment of receivers and similar extraordinary actions. Extraordinary shareholders’ meetings may also be called to resolve upon proposed amendments to the by-laws, issuance of convertible debentures or mergers and de-mergers, capital increases and reductions, where such resolutions may not be taken by Enel’s board of directors. In particular, the board of directors may resolve upon the issuance of shares or convertible debentures only if such powers have been previously delegated to it by the extraordinary shareholders’ meeting. Please see also “— Board of Directors.”
      The notice of a shareholders’ meeting may specify up to two meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls.” Ordinary and extraordinary meetings may be convened on third call through a new notice if the quorum required for shareholder action on second call is not reached.
      The quorum required for shareholder action at an ordinary shareholders’ meeting on first call is at least 50% of the total number of issued shares, while on second or third call there is no quorum requirement. In all cases, resolutions may be approved by holders of the majority of the shares present or represented at the meeting. The quorum required at an extraordinary shareholders’ meeting on first, second and third call is at least 50%, more than one-third and at least one-fifth, respectively, of Enel’s issued shares. Resolutions of any extraordinary shareholders’ meeting require the approval of at least two-thirds of the holders of shares present or represented at such meeting.
      Shareholders’ meetings may be attended only by shareholders with voting rights, whose financial intermediary shall have delivered to Enel, at least two days prior to the date set for the relevant meeting, a notice entitling the shareholder to attend the meeting. Once the above notice is communicated to Enel by the relevant intermediary, if the shareholder disposes of the shares, he loses the right to attend the meeting.
      Shareholders may attend the shareholders’ meeting by proxy. A proxy may be given only for a single shareholders’ meeting (including, however, the first, second and third calls of such meeting), except as part of a general power of attorney or a power of attorney granted by a corporation, association, foundation or any other legal entity to one of its employees. A proxy may be exercised only by the person expressly named in the applicable form. The person exercising the proxy cannot be a subsidiary, director, statutory auditor or employee of Enel or of any of its subsidiaries. Proxies may be solicited by an Intermediary (banks or investment companies, asset management companies and companies having proxy solicitation as their sole purpose) on behalf of a qualified soliciting shareholder (a shareholder who owns and has owned at least 0.5%, or such lesser percentage determined by CONSOB, of Enel’s voting capital for at least six months and who has been registered with Enel as holder of such shares for the same period of time). Proxies may also be collected by a shareholders’ association from among its members, subject to certain conditions. Please see “— Voting Rights.” CONSOB has established provisions which govern the transparency and proper performance of the solicitation and collection of proxies.

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

Reports to Shareholders
      The Company is required by Italian regulation to publish audited annual consolidated and unconsolidated financial statements in the Italian language. The Company also produces an annual report to shareholders in Italian and English which contains a directors’ report together with the Company’s annual audited consolidated and unconsolidated financial statements. The Company is also required by CONSOB regulations to produce semi-annual and quarterly reports to shareholders in the Italian language containing a directors’ report and unaudited consolidated semi-annual and quarterly condensed financial statements, respectively (and, in the case of its semi-annual statements only, unconsolidated financial statements as well). The Company must also prepare annual reports on Form 20-F to be filed with the U.S. Securities and Exchange Commission containing, among other things, the Company’s audited annual consolidated financial statements.
      For fiscal years through and including the year ended December 31, 2004, the Company prepared all of its financial statements in accordance with Italian GAAP. Since January 1, 2005, the Company publishes audited annual consolidated financial statements and unaudited semi-annual and quarterly reports in conformity with IFRS. The Company will publish its unconsolidated financial statements for the year 2005 in accordance with Italian GAAP. Please see “Item 5. Operating and Financial Review and Prospects — Process of Transition to International Financial Reporting Standards” for a discussion of our adoption of IFRS and significant differences between IFRS and Italian GAAP.

Liquidation Rights
      Pursuant to Italian law and subject to the satisfaction of the claims of all creditors, holders of ordinary shares are entitled to a distribution in liquidation that is equal to the value of their shares (to the extent available out of the net assets of the company).

Purchase by the Company of its Own Shares
      The Company is permitted to purchase its own shares, subject to its having received necessary authorization from the ordinary shareholders’ meeting and to certain other conditions and limitations provided by Italian law. Shares may be purchased only out of profits available for dividends or out of distributable reserves, in each case as appearing on the latest shareholder-approved financial statements. In addition, Enel may only repurchase fully paid-in shares. The number of shares to be acquired, together with any shares previously acquired by Enel or any of its subsidiaries may not (except in limited circumstances) exceed in the aggregate 10% of the total number of Enel’s shares then issued and the aggregate purchase price of such shares may not exceed the amount specifically approved by Enel’s shareholders. Shares held in excess of such 10% limit must be sold within one year of the date of purchase. Similar limitations apply with respect to purchases of Enel’s shares carried out by Group subsidiaries.
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
      The TUF requires that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiaries be carried out pursuant to the Italian Civil Code so as to ensure equal treatment of the shareholders, in accordance with procedures to be established by CONSOB. Subject to certain limitations, the foregoing does not apply to shares being purchased by a company from its employees or from the employees of its controlling company or subsidiaries.
      At the date hereof, Enel does not own, directly or indirectly, any of its shares and is not currently authorized by its shareholders to make such repurchases.

Notification of the Acquisition of Shares and Voting Rights
      Pursuant to Italian securities laws, including the TUF and implementing CONSOB regulations, any acquisition of any interest in excess of 2% in the voting shares of a company listed on an Italian regulated market must be notified to CONSOB and the company whose shares are acquired. The voting rights attributable to the shares in respect of which such notification has not been made may not be exercised. Any resolution taken in violation of the foregoing may be annulled if the resolution would not have been adopted in the absence of such votes.
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
      Cross-ownership of listed companies may not exceed 2% of their respective voting shares, and cross-ownership between a listed company and an unlisted company may not exceed 2% of the voting shares of the listed company and 10% of the voting shares of the unlisted company. If the relative threshold is exceeded, the company which is the latter to exceed such threshold may not exercise the voting rights attributable to the shares in excess of the threshold and must sell the excess shares within a period of 12 months. If the company does not sell the excess shares, it may not exercise the voting rights in respect of its entire shareholding. If it is not possible to ascertain which is the latter company to exceed the threshold, the limitation on voting rights and the obligation to sell the excess shares applies to both of the companies concerned, subject to an agreement to the contrary between the two companies. The 2% limit for cross-ownership in listed companies is increased to 5% on the condition that such limit is exceeded by the two companies concerned only following an agreement authorized in advance by an ordinary shareholders’ meeting of each of them. Furthermore, if a party holds an interest in excess of 2% of a listed company’s share capital, such listed company or the party which controls the listed company may not purchase an interest above 2% in a listed company controlled by the first party. In case of non-compliance, voting rights attributable to the shares held in excess may not be exercised. If it is not possible to ascertain which is the latter party to exceed the limit, the limitation on voting rights applies to both, subject to any different agreement between the two parties. Any shareholders’ resolution approved in violation of the limitation on voting rights may be annulled if the resolution would not have been adopted in the absence of such votes. The foregoing provisions in relation to cross ownership do not apply when the thresholds are exceeded following a public tender offer aimed at acquiring at least 60% of a company’s ordinary shares or when a controlled company purchases shares of a controlling company within the limits set forth in Article 2359 bis of the Italian civil code and following the procedures described under “— Purchase by the Company of its Own Shares”; however, certain restrictions on the manner of purchase apply.
      Pursuant to the TUF, agreements among shareholders of a listed company or of its parent company regarding the exercise of voting rights must be notified to CONSOB within five days, published in summary form in the press within 10 days and filed with the Chamber of Commerce within 15 days. Failure to comply with the above rules renders the agreements null and void and the shares cannot be voted. These rules apply also to shareholders’ agreements which:

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
      In accordance with Italian antitrust laws, the Antitrust Authority may prohibit any acquisition of control in a company which would create or strengthen a dominant position in the domestic market or a significant part thereof and result in the elimination or substantial reduction, on a lasting basis, of competition, provided that certain turnover thresholds are exceeded. However, if the turnover of the acquiring party and the company to be acquired exceed certain higher turnover thresholds, the antitrust review of the acquisition falls within the exclusive jurisdiction of the European Commission.

Minority Shareholders’ Rights
      Shareholders’ resolutions which are not adopted in conformity with applicable law or Enel’s by-laws may be challenged (with certain limitations and exceptions) within 90 days by absent, dissenting or abstaining shareholders representing individually or in the aggregate at least 0.1% of Enel’s share capital (as well as by the Company’s board of directors or board of statutory auditors). Shareholders not reaching this threshold or shareholders not entitled to vote at Enel’s meetings may only claim damages deriving from the resolution, unless otherwise provided by Enel’s by-laws. Enel’s by-laws currently do not contain any such provision.
      Dissenting or absent shareholders may require Enel to buy back their shares for the average closing price of the previous six months as a result of shareholders’ resolutions approving, among other things, material modifications of the company’s corporate purpose or of the voting rights of the Company’s shares, the transformation of the Company from a stock corporation into a different legal entity, the transfer of Enel’s registered seat outside Italy or the de-listing of Enel’s shares from Telematico.
      Any shareholder may bring to the attention of the board of statutory auditors facts or acts which are deemed wrongful. If such shareholders represent more than 2% of Enel’s share capital, the board of statutory auditors must investigate without delay and report its findings and recommendations to the shareholders’ meeting.
      Shareholders representing more than 5% of Enel’s share capital have the right to report to the competent court serious breaches of the duties of the directors which may be prejudicial to the Company or to its subsidiaries. In addition, shareholders representing at least 5% of Enel’s share capital may commence derivative suits before the competent court against the Company’s directors, statutory auditors and general managers. Enel may waive or settle the suit unless shareholders holding at least 5% of the shares vote against such waiver or settlement. Enel will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.
      Under Italian law, the by-laws of privatized companies that impose a maximum limit on the number of shares that may be held by any shareholder must provide for the election of directors and statutory auditors through the voting list system provided under the privatization law to ensure that minority shareholders of a company are represented on its board of directors and board of statutory auditors. Accordingly, Enel’s by-laws require that members of the board of directors and board of statutory auditors, except for the non-voting director, if any, appointed by the MEF (please see “— Special Powers of the MEF”), be elected on the basis of candidate lists presented either by the board of directors or by one or more shareholders, including the MEF, representing in the aggregate at least 1% of Enel’s share capital having the right to vote at ordinary shareholders’ meetings; the outgoing board of directors may present a candidate list for the election of the new board of directors.
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
      Under Enel’s by-laws, the election of the members of the board of directors, other than the non-voting director, if any, appointed by the MEF through the exercise of its special powers, will proceed as follows:

•	seven-tenths of the members to be elected will be drawn from the candidate list that receives the majority of votes expressed by the shareholders in the numerical order in which they appear on the list, rounded off in the event of a fractional number to the next lower number; and

•	The remaining board members will be drawn from the other candidate lists; for this purpose, the votes obtained by each such list will be divided by one, two, three and so forth up to the number of directors to be elected. The numbers obtained through this process are attributed to the candidates of each list in the order in which such candidates rank in the list. The candidates of the various lists are ranked in a single ranking and in decreasing order on the basis of the numbers attributed to each of them. The candidates with the highest numbers are elected.
      The election of members of the board of statutory auditors is governed by the same rules applicable to the election of the board of directors, except that the latter may not present a candidate list for the board of statutory auditors, and that, under Italian law, if Enel’s by-laws provide that Enel’s board of statutory auditors consists of four or more members, at least two of them must be appointed by minority shareholders. Enel’s current by-laws provide that the board of statutory auditors consists of three auditors, of which minority shareholders have the right to appoint one, and two alternate auditors, of which minority shareholders have the right to appoint one. The first candidate of the list who receives the most votes becomes chairman of Enel’s board of statutory auditors.

Tender Offer Rules
      Pursuant to the TUF, a public tender offer must be made by any person that, by reason of its purchases of shares, holds more than 30% of the shares of an Italian company listed on an Italian regulated market entitling their holders to vote on the appointment or revocation of the directors or the commencement of derivative suits against them (for purposes of this section, and as applicable to Enel’s shares, the “Ordinary Shares”). The tender offer must cover all the Ordinary Shares of the listed company. Similarly, a tender offer for all the Ordinary Shares of a listed company must be made by any person who, having more than 30% of the Ordinary Shares without exercising majority voting rights at ordinary shareholders’ meetings, acquires — by way of acquisition or exercise of subscription or conversion rights — during a 12-month period more than an additional 3% of the Ordinary Shares. Moreover, according to a release issued by CONSOB if, as a result of a share buy-back effected by a listed company, the controlling shareholder of that company holds more than 30% of the outstanding Ordinary Shares (i.e., exclusive of treasury stock), the obligation to launch a tender offer is triggered. Likewise, the obligation to launch a tender offer is triggered when a share buy-back results in an increase of more than 3% of the outstanding Ordinary Shares owned by the controlling shareholder originally holding more than 30% but less than 50% of the company’s outstanding Ordinary Shares. The offer must be launched within thirty days from the date on which the relevant threshold was exceeded, at a price not lower than the average of the weighted average of the market price for the shares in the previous twelve months, and the highest price paid for the Ordinary Shares by the offeror in the same period.
      Under Regulation No. 11971, a purchaser is exempted from the tender offer obligation when: (i) the purchaser’s equity interest, as a result of an acquisition, does not exceed the 30% threshold by more than 3% (provided that the purchaser commits (a) not to exercise the voting rights pertaining to any Ordinary Shares exceeding the 30% threshold and (b) to sell any shares exceeding the 30% threshold within 12 months from the date of purchase), (ii) another person (or several persons acting jointly) already owns more than 50% of the outstanding Ordinary Shares, (iii) the 30% threshold is exceeded as a result of a capital increase in connection with a debt restructuring plan approved by CONSOB, (iv) the 30% threshold is exceeded as a result of transfers of Ordinary Shares among related persons, (v) the 30% threshold is exceeded as a result of the exercise of pre-emptive rights, (vi) the 30% threshold is exceeded through mergers or demergers having an industrial purpose, approved by the shareholders of the company whose shares would otherwise be the target of the tender offer. The TUF provides further that the acquisition of an interest above 30% of the Ordinary Shares of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on all of the Ordinary Shares of the company. If a person exceeds the above 30% threshold as a result of a public tender offer launched on 60% or more, but on less than all, of the Ordinary Shares of the company, the person concerned is exempted from the obligation to launch a 100% tender offer if (i) the tender offer has been approved by shareholders of the company holding a majority of the Ordinary Shares (excluding the offeror and the current majority shareholder), and (ii) the offeror (its subsidiaries, controlling person, related companies and other person connected to it by virtue, inter alia, of shareholders’ agreements) has not acquired more than 1% of the Ordinary Shares of the company in the preceding 12 months; CONSOB shall ensure compliance with these conditions before allowing the offer to be launched. After such an offer has been completed, the offeror nevertheless becomes subject to the duty to launch an offer for 100% of the Ordinary Shares if, in the course of the subsequent 12 months, (i) it (or its affiliates) purchases more than an additional 1% of the Ordinary Shares of the company, or (ii) if the company approves a merger or split-up.
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

Liability for Mismanagement of Subsidiaries
      Under Italian law, companies and other entities that, acting in their own interest or the interest of third parties, mismanage a company subject to their direction and coordination powers are liable to such company’s shareholders and creditors for ensuing damages. This liability is excluded if (i) the ensuing damage is fully eliminated, including through subsequent transactions, or (ii) the damage is effectively offset by the global benefits deriving in general to the company from the continuing exercise of such direction and coordination powers. Direction and coordination powers are presumed to exist, among other things, with respect to consolidated subsidiaries.
Significant Differences in Corporate Governance Practices for Purposes of
Section 303A.11 of the NYSE Listed Company Manual

Overview
      Corporate governance rules for Italian stock corporations (società per azioni) like Enel whose shares are listed on the Italian stock exchange are set forth in the Italian civil code, in the TUF and in the corporate governance rules set forth by the voluntary code of corporate governance issued by Borsa Italiana (the “Corporate Governance Code”). As described in more detail below, Italian corporate governance rules differ in a number of ways from those applicable to U.S. domestic companies under NYSE listing standards, as set forth in the NYSE Listed Company Manual.
      As a general rule, Enel’s main corporate bodies are governed by the Italian civil code and the TUF and are assigned specific powers and duties that are legally binding and from which there can be no derogation. The Corporate Governance Code builds on the general framework provided for by the Italian civil code and the TUF and sets forth recommendations for responsible corporate governance intended to reflect generally accepted best practice. While these recommendations are not legally binding, the regulations issued by Borsa

Italiana require that listed companies issue an annual compliance report disclosing which recommendations, if any, are not being followed and why. The annual compliance report must also contain a general description of Enel’s corporate governance system. As stated in the Company’s annual compliance report issued in March 2005, Enel is substantially in compliance with the recommendations set forth in the Corporate Governance Code.
      Enel follows the traditional system of Italian corporate governance, which provides for two main corporate governing bodies — the board of directors and the board of statutory auditors. This system contrasts with the unitary system envisaged for U.S. domestic companies by the NYSE listing standards, which contemplate the board of directors’ serving as the sole governing body. Please see “— By-laws — Board of Directors” and “— By-laws — Statutory Auditors” above for a description of the powers and duties of the Company’s board of directors and board of statutory auditors, respectively. The two boards are separate and no individual may be a member of both boards. Both the members of the board of directors and the members of the board of statutory auditors owe duties of loyalty and care to us.
      As required by Italian law, a firm of outside auditors is in charge of auditing Enel’s financial statements. The members of Enel’s board of directors and board of statutory auditors, as well as Enel’s external auditors, are directly and separately appointed by the shareholders at a general meeting.
      As recommended by the Corporate Governance Code, moreover, Enel’s board of directors also established an internal control committee which is mainly responsible for assessing the adequacy of our internal control system and accounting standards and for relations with outside auditors and essentially advises, assists and makes proposals to the Company’s board of directors with respect to all such matters. Enel’s internal control committee has previously been composed of three non-executive directors, who qualified as independent under the rules of the Corporate Governance Code described below. Enel expects its new board of directors, elected on May 26, 2005, to appoint a new internal control committee having a similar composition to the previous one in the near future. Please see “Item 6. Directors, Senior Management and Employees — Directors.” However, as explained in more detail below, this committee does not serve as Enel’s “audit committee” for purposes of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or NYSE listing standards.
      The Company has set out in the following summary the significant differences between Italian corporate governance rules and practices as Enel has implemented them and those applicable to U.S. issuers under NYSE listing standards, as set forth in the NYSE Listed Company Manual.

Independent Directors
      NYSE domestic company standards. The NYSE listing standards applicable to U.S. companies provide that “independent” directors must comprise a majority of the board. In order for a director to be considered “independent,” the board of directors must affirmatively determine that the director has no “material” direct or indirect relationship with the company. These relationships “can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.” More specifically, a director is not independent if such director or a member of his/her immediate family has certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Ownership of a significant amount of stock, by itself, is not a per se bar to independence. In addition, a three-year period following the termination of any relationship that compromised a director’s independence must lapse before that director can again be considered independent.
      Enel’s practice. In Italy, directors’ independence is the subject of a recommendation of the Corporate Governance Code, rather than mandated by law, and is periodically assessed by the board of directors. The Corporate Governance Code recommends that the board of directors include a number of non-executive directors (i.e., who are not members of our senior management) such that their views carry significant weight in the adoption of the board’s resolutions. It also recommends that an adequate number of non-executive directors be “independent.”
      Directors’ independence is assessed on the basis of a few general principles, rather than detailed rules. Under the Corporate Governance Code, a director is not considered independent if he or she (i) has significant relationships of an economic nature, directly, indirectly or on behalf of third parties, with the issuer or its affiliates (that is, its subsidiaries, executive directors or controlling shareholder(s)) which may unduly influence the directors’ autonomous judgment; (ii) holds, directly, indirectly or on behalf of third parties, an equity interest affording control or a significant influence over the issuer; (iii) is a party to a shareholders’ agreement for the control of the issuer; or (iv) has close family relations with an executive director or other persons who do not themselves qualify as independent. The Corporate Governance Code recommends a three-year cooling off period for individuals who were employees and/or directors of a relevant company and a one-year cooling off period with respect to other relationships of an economic nature. As of the date hereof, Enel’s board of directors consists of nine members, eight of whom are non-executive directors.
      In addition, the members of Enel’s board of statutory auditors must meet independence requirements mandated by Italian law. As with directors, statutory auditors’ independence is assessed on the basis of a few general principles, rather than detailed rules. In particular, a person who (i) is a director, or the spouse or a close relative of a director, of the Company or any of its affiliates; (ii) has an employment or consulting or similar relationship with the Company or any of its affiliates; or (iii) has an economic relationship with Enel or any of its affiliates which might compromise his/her independence, cannot be appointed to the Company’s board of statutory auditors. Although there is no formal cooling-off requirement, statutory auditors who are registered chartered accountants and have had a regular or material consulting relationship with Enel or its affiliates within two years prior to the appointment, or have been employed by, or served as directors of, Enel or its affiliates, within three years prior to the appointment, may be suspended or cancelled from the register of chartered public accountants. Finally, Enel is required to provide in its bylaws a mechanism to permit stockholders to propose alternative lists of candidates for the board of statutory auditors. Please see “Item 6. Directors, Senior Management and Employees — Board of Statutory Auditors” and “— By-Laws — Minority Shareholders’ Rights.”

Executive Sessions
      NYSE domestic company standards. In order to empower non-management directors of U.S. companies listed on the NYSE to serve as a more effective check on management, non-management directors must meet regularly in executive sessions, and, if the board includes directors who are not independent, the independent directors should meet alone in an executive session at least once a year.
      Enel’s practice. In Italy, neither non-executive directors nor independent directors are required to meet in executive sessions. The members of Enel’s board of statutory auditors are required to meet at least once every 90 days.

Audit Committee and Internal Audit Function
      NYSE domestic company standards. U.S. companies listed on the NYSE are required to establish an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act and certain additional requirements set by the NYSE. In particular, all members of this committee must be independent and the committee must adopt a written charter. The committee’s prescribed responsibilities include (i) the appointment, compensation, retention and oversight of the external auditors; (ii) establishing procedures for the handling of “whistleblower” complaints; (iii) discussion of financial reporting and internal control issues and critical accounting policies (including through executive sessions with the external auditors); (iv) the approval of audit and non-audit services performed by the external auditors; and (v) the adoption of an annual performance evaluation. Each company must also have an internal audit function, which may be out-sourced, except to its independent auditor.
      Enel’s practice. Rule 10A-3 under the Exchange Act provides an exemption from certain of the audit committee requirements under the rule for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by the rule, to the extent permitted by local law) (the “Statutory Auditor Requirements”). Enel is in the process of determining what specific functions its board of statutory auditors will assume in order to fulfill the Statutory Auditor Requirements, as the Company intends to qualify for this exemption by the time it is required to comply with Rule 10A-3 on July 31, 2005. Enel also has an internal audit function, which it has not outsourced, and an internal control committee to be reappointed in the near future, as noted above, in accordance with the Corporate Governance Code. Please see “Item 6. Directors, Senior Management and Employees — Directors.”

Compensation Committee
      NYSE domestic company standards. Under NYSE standards, the compensation of the CEO of U.S. companies listed on the NYSE must be approved by a compensation committee (or equivalent) composed entirely of independent directors. The compensation committee must also make recommendations to the board of directors with regard to the compensation of other executive officers, incentive compensation plans and equity-based plans that are subject to board of directors’ approval. Disclosure of individual management compensation information for these companies is mandated by the Exchange Act’s proxy rules, from which foreign private issuers are generally exempt.
      Enel’s practice. Compensation of the chairman of Enel’s board of directors, its CEO and other members of the board of directors vested with particular offices is proposed by Enel’s compensation committee and approved by the board of directors, after consultation with the board of statutory auditors. Senior management compensation policies are proposed by Enel’s CEO, evaluated by the compensation committee and approved by the board of directors. Our equity-based compensation plans are adopted by Enel’s board of directors upon proposal of the compensation committee. Please see “— Stock Option Plans.” The Corporate Governance Code recommends that a majority of the members of the compensation committee be non-executive directors. Enel’s compensation committee has previously been composed of three non-executive directors, who qualified as independent under Italian rules. Enel expects its new board of directors, elected on May 26, 2005, to appoint a new compensation committee having a similar composition to the previous one in the near future. Please see “Item 6. Directors, Senior Management and Employees — Directors.” The Company discloses the compensation of each of the members of its board of directors (including our CEO) and its board of statutory auditors in the annual financial statements prepared in accordance with Italian GAAP, and in Item 6 of this annual report on Form 20-F.

Nominating Committee
      NYSE domestic company standards. Under NYSE standards, a U.S. company listed on the NYSE must have a nominating/corporate governance committee (or equivalent) composed entirely of independent directors that, among other things, is responsible for nominating directors and board committee members.
      Enel’s practice. We do not have a nominating committee. Directors may be nominated by any of Enel’s shareholders or Enel’s board of directors.

Corporate Governance Guidelines/ Code of Business Conduct and Ethics
      NYSE domestic company standards. A U.S. company listed on the NYSE must adopt corporate governance guidelines and a code of business conduct and ethics for directors, officers and employees. A company must also publish these items on its website and provide printed copies on request. Section 406 of the Sarbanes-Oxley Act of 2002 requires a company to disclose whether it has adopted a code of ethics for its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and if not, the reasons why it has not done so. The NYSE listing standards applicable to U.S. companies provide that codes of conduct and ethics should address, at a minimum, conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and proper use of company assets; legal compliance; and encouraging the reporting of illegal and unethical behavior. Corporate governance guidelines must address, at a minimum, directors’ qualification standards, responsibilities and compensation; directors’ access to management and independent advisers; management succession; director orientation and continuing education; and an annual performance evaluation of the board.
      Enel’s practice. Enel has adopted certain corporate governance guidelines (including with respect to its internal control system, significant transactions, management and handling of confidential information and internal dealing), a compliance program to prevent certain criminal offenses and a code of conduct for our directors, employees and others acting on our behalf. As noted in Item 16B of this annual report, Enel has also adopted a code of ethics as defined in Section 406 of the Sarbanes-Oxley Act.

      Enel believes that its codes of conduct and ethics address the relevant issues contemplated by the NYSE standards applicable to U.S. companies noted above. The Company’s corporate governance guidelines, on the other hand, do not address all of the issues contemplated by the NYSE domestic company standards.
      As noted above, Enel must issue an annual report describing its corporate governance system and disclosing the level of its compliance with the recommendations of the Corporate Governance Code. This report and all the Company’s guidelines, programs and codes are available, both in English and in Italian, on Enel’s website at www.enel.it in the “Investor relations — Corporate Governance” section. Information appearing on the website is not incorporated by reference into this annual report.

Certifications as to Violations of NYSE Standards
      NYSE domestic company standards. Under NYSE listing standards, the chief executive officer of a U.S. company listed on the NYSE must certify annually to the NYSE that he or she is unaware of any violation by the company of the NYSE corporate governance listing standards, and to disclose that such certification has been made in the company’s annual report to shareholders (or, if no annual report to shareholders is prepared, its annual report on Form 10-K). The chief executive officer must also promptly notify the NYSE in writing if any executive officer of the company becomes aware of any material non-compliance with the NYSE corporate governance listing standards. A U.S. company listed on the NYSE must also submit an annual written affirmation to the NYSE, within 30 days of its annual shareholders’ meeting and in a form specified by the NYSE, regarding its compliance with applicable NYSE corporate governance standards. A U.S. company listed on the NYSE is further required to submit an interim written affirmation to the NYSE upon the occurrence of specified events, including changes to the board of directors or its audit, nominating/corporate governance or compensation committees and changes in the status of independent directors.
      Enel’s practice. Under the NYSE rules, as of July 31, 2005, Enel is required to submit an annual written affirmation to the NYSE, in a form specified by the NYSE, regarding the Company’s compliance with applicable NYSE corporate governance standards. In 2005, we will be required to submit this written affirmation by August 30. In subsequent years, Enel will be required to submit an annual affirmation within 30 days of the filing of its annual report on Form 20-F with the SEC. Following submission of the Company’s initial annual written affirmation, Enel will also be required to submit to the NYSE an interim written affirmation, in a form specified by the NYSE, any time Enel is no longer eligible to rely on, or chooses to no longer rely on, a previously applicable exemption provided by Exchange Act Rule 10A-3, or, to the extent Enel has an audit committee as defined in Rule 10A-3, if a member of such audit committee ceases to be deemed independent or an audit committee member had been added. In addition, under NYSE rules, the Company’s chief executive officer must notify the NYSE in writing if any executive officer becomes aware of any material non-compliance by Enel with NYSE corporate governance standards.

Shareholder Approval of Adoption and Modification of Equity Compensation Plans
      NYSE domestic company standards. Shareholders of a U.S. company listed on the NYSE must approve the adoption of, and any material revision to, the company’s equity compensation plans, with certain exceptions.
      Enel’s practice. Although Enel’s shareholders must authorize (i) the issuance of shares in connection with capital increases, and (ii) the buy-back and resale of the Company’s own shares; the adoption of equity compensation plans does not per se require prior shareholders’ approval.
Material Contracts
      On May 26, 2005, we entered into an agreement for the sale of Wind to Weather in a series of transactions. For additional details regarding the agreement, see “Item 4. Information on the Company — Business — The Enel Group — Telecommunications.”

Exchange Controls
      No exchange control consent is required in Italy for the transfer to persons outside of Italy of dividends or other distributions with respect to, or of the proceeds from the sale of, shares of an Italian company.
      However, Italian resident and non-resident investors who transfer, directly or indirectly (through banks or other intermediaries) into or out of Italy, cash, investments or other securities in excess of €12,500 must report all such transfers to the Italian Exchange Office (“Ufficio Italiano Cambi” or “UIC”). In the case of indirect transfers, banks or other intermediaries are required to maintain records of all such transfers for five years for inspection by Italian tax and judicial authorities. Non-compliance with these reporting and record-keeping requirements may result in administrative fines or, in the case of false reporting or in certain cases of incomplete reporting, criminal penalties. The UIC is required to maintain reports for a period of ten years and may use such reports, directly or through other government offices, to police money laundering, tax evasion and any other crime or violation.
      Individuals, non-profit entities and partnerships that are residents of Italy must disclose on their annual tax returns all investments and financial assets held outside Italy, as well as the total amount of transfers to, from, within and between countries other than Italy relating to such foreign investments or financial assets, even if at the end of the taxable period foreign investments or financial assets are no longer owned. No such tax disclosure is required if (i) the foreign investments or financial assets are exempt from income tax; or (ii) the total value of the foreign investments or financial assets at the end of the taxable period or the total amount of the transfers effected during the fiscal year does not exceed €12,500. Corporate residents of Italy are exempt from these tax disclosure requirements with respect to their annual tax returns because this information is required to be discussed in their financial statements.
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
Taxation
      The following is a summary of certain United States federal and Italian tax matters. The summary contains a description of the principal United States federal and Italian tax consequences of the purchase, ownership and disposition of ordinary shares or ADSs by a holder who is a citizen or resident of the United States or a U.S. corporation or who otherwise will be subject to United States federal income tax on a net income basis in respect of the ordinary shares or ADSs (a “U.S. holder”). This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase ordinary shares or ADSs. In particular, the summary deals only with beneficial owners who will hold ordinary shares or ADSs as capital assets and does not address the tax treatment of a beneficial owner who owns 10% or more of Enel’s voting shares or who may be subject to special tax rules, such as banks, tax-exempt entities, insurance companies or dealers in securities or currencies, or persons that will hold ordinary shares or ADSs as a position in a “straddle” for tax purposes or as part of a “constructive sale” or a “conversion” transaction or other integrated investment comprised of ordinary shares or ADSs and one or more other investments. Nor does this summary discuss the treatment of ordinary shares or ADSs that are held in connection with a permanent establishment through which a non-resident beneficial owner carries on or performs personal services in Italy.
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
      For purposes of the summary, beneficial owners of ordinary shares or ADSs who are considered residents of the United States for purposes of the current income tax convention between the United States and Italy (the “Income Tax Convention”), and are not subject to an anti-treaty shopping provision that applies in limited circumstances, are referred to as “U.S. holders.” Beneficial owners who are citizens or residents of the United States, corporations organized under U.S. law, and U.S. partnerships, estates or trusts (to the extent their income is subject to U.S. tax either directly or in the hands of partners or beneficiaries) generally will be considered to be residents of the United States under the Income Tax Convention. Special rules apply to U.S. holders that are also residents of Italy. A new tax treaty to replace the current Income Tax Convention was signed on August 25, 1999, but has not yet been ratified by Italy. The new treaty would not change significantly the provisions of the current Income Tax Convention that are discussed below (except that it would clarify the availability of benefits to certain tax-exempt organizations). These laws are subject to change, possibly on a retroactive basis. Unless otherwise stated, this summary assumes that a U.S. holder is eligible for the benefits of the Income Tax Convention.
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
      Under current Italian law, all shares of Italian listed companies (including the ordinary shares) must be held in a centralized clearing system authorized by CONSOB. Under applicable tax provisions, if the ordinary shares are held through the centralized clearing system managed by Monte Titoli (the only such system currently authorized in Italy), no withholding tax on dividends is applied by the Company. Instead of the withholding tax a substitute tax (imposta sostitutiva) is applied on dividend distributions to non-resident holders of ordinary shares (or ADSs relating to such ordinary shares) at a rate equal to the withholding tax that would otherwise be due. The substitute tax is applied by the resident or non-resident intermediary with which the ordinary shares are deposited and which participates in the Monte Titoli system (directly or through a foreign centralized clearing system participating in the Monte Titoli system). The procedures to be followed by a non-resident holder in order for the intermediary with which the ordinary shares are deposited to apply a reduced rate of tax pursuant to an applicable income tax convention are as follows. The intermediary must receive (i) a declaration of the non-resident holder that contains certain data identifying the non-resident holder and indicating the existence of all the conditions necessary for the application of the relevant income tax convention and the determination of the applicable treaty rate of withholding and (ii) a certification by the tax authorities of the non-resident holder’s country of residence that the holder is a resident of that country for purposes of the income tax convention and, as far as it is known to such authorities, the holder has no permanent establishment in Italy (which certificate will be effective until March 31 of the year following submission). If the ordinary shares are deposited with a non-resident intermediary, such intermediary must appoint as its fiscal representative in Italy a bank or an investment services company that is resident in Italy, the permanent establishment in Italy of a non-resident bank or investment services company, or a company licensed to manage a centralized depository and clearing system, to carry out all duties and obligations relating to the application and administration of the substitute tax.
      Since the ordinary shares underlying the ADSs will be held by the custodian in the centralized clearing system managed by Monte Titoli, the substitute tax regime described above will apply to the ADSs. In order to enable eligible U.S. holders to obtain a reduction at source or a refund of withholding tax under the Income

Tax Convention, the Company and the Depositary have agreed to certain procedures. According to such procedures, the Depositary will send holders of the ADSs certain instructions before the dividend payment date specifying the documentation required and the deadlines for submission. The documentation generally will include the holder’s declaration and the tax certification specified under points (i) and (ii) in the preceding paragraph. In order to comply with the documentation described under point (ii) above, eligible U.S. holders must obtain a certificate of residence from the U.S. Internal Revenue Service (“IRS”) (Form 6166) with respect to each dividend payment, unless a previously filed certification will be effective on the dividend payment date, and produce it together with a statement whereby such holder represents to be a U.S. resident individual or corporation and not to maintain a permanent establishment in Italy. IRS Form 6166 may be obtained by filing a request for certification on IRS Form 8802. (Additional information, including IRS Form 8802, can be obtained from the IRS website at www.irs.gov. Information appearing on the IRS website is not incorporated by reference into this document.) The time for processing requests for certification by the IRS normally is six to eight weeks. Accordingly, holders requiring this certification must submit their requests to the IRS as soon as possible after receiving instructions from the Depositary. In the case of ADSs held through a broker or other financial intermediary, the required documentation must be delivered to such financial intermediary for transmission to the Depositary. In all other cases, eligible U.S. holders must deliver the required documentation directly to the Depositary at least five business days prior to the date set for the payment of dividends.
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
      The gross amount of dividends (that is, the amount before reduction for Italian withholding tax) paid to U.S. holders will be subject to U.S. federal income taxation as dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in euros will be includible in the income of U.S. holders in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2009 with respect to our ordinary shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on our shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, (a) a passive foreign investment company (“PFIC”) or (b) for dividends paid prior to the 2005 tax year, a foreign personal holding company (“FPHC”) or foreign investment company (“FIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC, FPHC or FIC for U.S. federal income tax purposes with respect to our 2003 or 2004 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2005 taxable year.
      The U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs or ordinary shares and intermediaries though whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the Company will be able to comply with them. Holders of ADSs and ordinary shares should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.
      If the Depositary converts the euro into dollars on the day it receives them, U.S. holders generally must not realize foreign currency gain or loss in respect of dividend income. A U.S. holder who receives a treaty refund may be required to recognize foreign currency gain or loss, which will be treated as ordinary gain or loss, to the extent the amount of the treaty refund (in dollars) received by the holder differs from the dollar equivalent of the foreign currency amount of the treaty refund on the date the dividends were received by the Depositary. The Italian withholding tax (less any refund to which such holder is entitled under the Income Tax Convention) will be treated as a foreign income tax which such holders may elect to deduct in computing their taxable income or, subject to the limitations on foreign tax credits generally, credit against their United States federal income tax liability. Dividends will generally constitute foreign-source “passive income” or “financial services income” for U.S. tax purposes.
      Foreign tax credits may not be allowed for withholding taxes imposed in respect of certain short-term or hedged positions in securities or in respect of arrangements in which a U.S. owner’s expected economic profit is insubstantial. U.S. owners should consult their own advisers concerning the implications of these rules in light of their particular circumstances.
      Distributions of additional shares to U.S. holders with respect to their ordinary shares or ADSs that are made as part of a pro rata distribution to all of Enel’s shareholders generally will not be subject to U.S. federal income tax.

Tax on capital gains
      Capital gains realized by non-resident shareholders on the disposal of a “qualified” shareholding held as a capital asset and not in connection with a permanent establishment through which such shareholders carry on or perform business services in Italy are subject to Italian personal or corporate income tax, for an amount equal to 40% of the overall gain. Losses can be offset against taxable gains for a corresponding amount and, if in excess, can be carried forward up to four years. A “qualified” shareholding is constituted by ordinary shares or ADSs and/or rights representing more than 5% of Enel’s total share capital or more than 2% of its share capital voting in the ordinary shareholders meeting. A disposal of a “qualified” shareholding occurs if in any 12-month period immediately following the date when a shareholding meets one of the thresholds illustrated above, the shareholder engages in disposals of shares or ADSs that, individually or in aggregate, constitute a “qualified” shareholding. The taxable gain realized by a non-resident shareholder who is an individual would be subject to progressive personal income tax rates (currently, the marginal tax rate is equal to 43%, plus a surcharge generally of up to 1.9%, depending on the municipality in which such non-resident shareholder earns the highest Italian-source income). The taxable gain realized by a non-resident corporate shareholder would be subject to corporate income tax, currently levied at a rate of 33%.
      Generally, a capital gains tax (“CGT”), levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings, whether held within or outside Italy. A “non-qualified” shareholding is constituted by an interest in Enel which does not reach the thresholds described above. However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company the shares of which are listed on a regulated market, such as Enel’s shares, even when such shareholdings are held in Italy.
      Furthermore, pursuant to the Income Tax Convention, a U.S. holder will not be subject to Italian tax on any realized capital gains unless such U.S. holder has a permanent establishment in Italy to which the ordinary shares or ADSs are effectively connected. To this end, U.S. residents selling ordinary shares or ADSs and claiming benefits under the Income Tax Convention may be required to produce appropriate documentation establishing that the above mentioned conditions have been met. Other countries have executed income tax conventions with Italy providing for a similar treatment of Italian tax on capital gains. No tax on capital gains will be imposed on the deposit or withdrawal of shares in return for ADSs.
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
      A non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale of ordinary shares or ADSs unless (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States or (ii) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Taxation of Distributions from Capital Reserves
      Special Italian tax rules apply to the distribution of capital reserves. Under certain circumstances, such a distribution may be considered as taxable income in the hands of the recipient depending on the reserves of the distributing company outstanding at the time of distribution and the actual nature of the reserves distributed. The application of such rules may also have an impact on the tax basis in the ordinary shares or ADSs held and/or the characterization of any taxable income received and the tax regime applicable to it. Non-resident shareholders may be subject to withholding tax and CGT as a result of such rules. You should consult your tax advisor in connection with any distribution of capital reserves.

Transfer tax
      An Italian transfer tax is normally payable on the transfer of shares in an Italian company. The transfer tax will not be payable with respect to any transfers of ordinary shares or ADSs involving non-Italian residents concluded either on a regulated market or with a bank or an investment services company.

Estate and gift tax
      As of October 25, 2001, the Italian estate and gift tax has been abolished and consequently any transfer of ordinary shares or ADSs occurring by reason of death or gift as of that date is no longer subject to any Italian estate and gift tax.
      However, should a gift of shares or ADSs for a value exceeding €180,759.91 (the “Threshold”) occur and the relationship between the donor and the beneficiary not qualify for the exemption regime applicable to gifts made in favor of certain family members (e.g., spouse, parents, children, grandchildren), a registration tax of €168 would be due insofar as the gift agreement is either executed or registered in Italy. The materiality threshold is increased to €516,456.91 in cases where the beneficiary is a person with a handicap recognized pursuant to applicable law.

Information reporting and backup withholding
      Dividends paid on, and proceeds from the sale or other disposition of, ordinary shares or ADSs paid to a U.S. holder generally may be subject to information reporting requirements and may be subject to backup withholding unless the holder (i) establishes that it is a corporation or other exempt holder or (ii) provides an accurate taxpayer identification number on a properly completed Internal Revenue Service Form W-9 and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle such holder to a refund, provided that certain required information is furnished to the Internal Revenue Service.
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
      In April 2004, the Italian power exchange became operational. As a result, we are now facing the market risk arising from the fact that prices on the market are determined by competitive bidding among participants. However, under the current regulatory framework, generation companies may also sell electricity on the free market through freely negotiated over-the-counter bilateral contracts with purchasers, and enter into such contracts, as well as contracts for differences, with the Single Buyer. Our use of bilateral contracts with purchasers and contracts for differences with the Single Buyer is contributing to reduce our power exchange risk exposure. In addition, we believe that the potential impact of this market risk vis-à-vis that faced by our competitors is mitigated by the homogeneity of the cost structure of Italian generation companies and by the limited import capacity of the transmission lines that connect the Italian network with those of other countries. Finally, for the amount of energy we sell in the Italian power exchange and for which we do not enter in contracts for differences with the Single Buyer, or bilateral contracts indexed to fuel prices our hedging strategy is based on our assessment of our exposure to changes in power exchange prices as compared to our generation costs in Italy, using swaps and other hedging instruments.
      Our exchange rate exposure for electricity imports is principally limited to imports denominated in Swiss francs. In 2004, approximately 49% of our electricity imports by value were denominated in Swiss francs. The balance of our electricity imports are denominated in euros, and we do not have an exchange rate risk on these imports as a result. We actively manage the exchange rate exposure on our accounts payable in Swiss francs through the use of the instruments described below.
      Almost all of our long-term debt is denominated in euros and as a result is not subject to exchange rate risk. At December 31, 2004, we were fully exposed to exchange rate risk on only €837 million out of a total €21,606 million in outstanding long-term debt (including approximately €600 million of long-term debt which relates to our operating subsidiaries in North America and Central South America and which is denominated in the currency of the jurisdictions in which such subsidiaries operate).
      Our financial risk manager is responsible for analyzing, monitoring and controlling our interest rate and foreign exchange risk management activities, measuring actual risk levels on our portfolio of financial instruments and monitoring compliance with our policies. Our treasurer is responsible for executing related financial operations. Senior management provides these two members of our finance department with guidance as to the strategic aspects of the management of our debt portfolio.
      Our calculation and measurement techniques are generally consistent with international banking standards established by the Basle Committee. Moreover, we believe that our policies regarding risk levels are generally significantly more conservative than those established by the Basle Committee.

      With respect to commodity risk management, Enel Trade is the company of our Group in charge of the commercial relations with operators in the energy and fuel procurement markets, including purchases of financial derivatives based on energy indexes for hedging purposes. Under a strict Group risk management policy, each company of the Group is assigned a maximum amount of risk that it is allowed to maintain, and enters into derivatives with Enel Trade in order to reduce its risk below the assigned maximum allowed amount. Enel Trade aggregates the risk positions on commodities from our companies through these intercompany derivatives and purchases of commodities made by it. To reduce the residual risk following these netting operations below the maximum limit set annually by the Group’s policy, Enel Trade uses cash-settled derivatives of the types described below under “Commodity Price Risk.” Enel Trade’s use of such derivative instruments is limited to hedging the Group’s risks arising from changes in the prices of physical commodities used in our operations, since we do not buy and sell derivative instruments for trading or speculative purposes.
      We have used sensitivity analysis to estimate the market risk exposure associated with our debt and with our foreign exchange, interest rate and commodity derivatives. Market risk exposure represents the change in the fair value of financial instruments, including financial and commodity derivatives, resulting from an assumed 10% adverse change in market prices or rates. We determined fair value using pricing models that measure the effect of changes in market prices according to market practice for each category of financial instrument. We have summarized the results of this sensitivity analysis in the following paragraphs. Actual changes in market prices or rates may differ from hypothetical changes.
      The notional value of a derivative is the contractual amount on the basis of which the differentials are exchanged. This amount can be expressed either on a value basis or on a physical quantities basis such as tons. Amounts expressed in a foreign currency are converted into euro by applying the exchange rate at end of the relevant period.

Foreign exchange risk
      As explained above, our principal foreign exchange risk relates to fuel costs and electricity imports. At December 31, 2004, we also had foreign exchange risk exposure on €837 million in outstanding long-term debt denominated in currencies other than the euro, which represented 3.9% of our total long-term debt. Our exposure to foreign currency exchange rates is primarily in respect of U.S. dollars for fuel purchases and in respect of Swiss francs for electricity imports, though we are also exposed to currency risk with regard to the small proportion of our operations that use a functional currency other than the euro.
      We use forward exchange contracts and currency options in managing our foreign exchange risk. As of December 31, 2004, we had outstanding forward exchange contracts and options used to hedge our several exchange risks with an aggregate notional amount of €1,870 million (€2,384 million as of December 31, 2003). In particular, we had:

•	contracts with a notional amount of €855 million used to hedge the foreign exchange risk related to fuel purchases, electricity imports and expected cash flows in currencies other than the euro (€1,681 million as of December 31, 2003); and

•	contracts with a notional amount of €715 million used to hedge the foreign exchange risk related to the repayment of the commercial paper we issued in foreign currency (€440 million as of December 31, 2003).
      We generally enter into these contracts with respect to the same amount and date of a repayment obligation or the cash flow that we expect to generate, thus any change in fair value of these contracts deriving from a possible appreciation or depreciation of the euro against other currencies would be fully offset by a corresponding change in the fair value of the underlying position.
      At the end of 2004, we also had in place €215 million of foreign exchange forward contracts (€153 million at December 31, 2003) and €85 million of options (€110 million at December 31, 2003) used to hedge any residual foreign exchange risk on an aggregate basis.
      The fair value of these derivatives was negative by €59 million at December 31, 2004, (negative by €51 million in 2003). Assuming a 10% depreciation of the euro against all the other currencies to which we have exchange rate exposure, the fair value of these financial instruments, including long-term debt exposed to foreign exchange risk, would have increased by €57 million in 2004 (as compared to an increase of €17 million in 2003).

Interest rate risk
      Our outstanding total medium-term and long-term debt at December 31, 2004, amounted to €21,606 million, of which €13,753 million, or approximately 64% of the total, bore interest at floating rates, principally based on Euribor, and €7,853 million, or 36%, bore interest at fixed rates.
      To improve the mix of our fixed and floating rate exposures, we have entered into interest rate hedging contracts, particularly interest rate swaps, collars and swaptions. In interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to the notional principal amount and the fixed or floating interest rates that we have agreed with the other parties. An interest rate collar is a combination of options that enables us to lock our debt cost into a predetermined interest rate range. We primarily use zero-cost collars that do not require payment of an option premium. Through a swaption, we acquire the option to enter into an interest rate swap at a certain date in the future.
      At December 31, 2004, we had entered into outstanding interest rate derivatives with a notional amount of €10,379 million (€9,479 million at December 31, 2003), of which €9,632 million were interest rate swaps (€8,580 million at December 31, 2003), €687 million were interest rate collars (€873 million at December 31, 2003), and €60 million were swaptions (€26 million at December 31, 2003). The fair value of these derivatives was negative by €420 million at such date (negative by €365 million in 2003). You should read note 22 to our consolidated financial statements for a further discussion of the fair value of these derivatives. See also “Item 5. Operating and Financial Review and Prospects — U.S. GAAP Reconciliation — Critical Accounting Policies under U.S. GAAP.”
      With these contracts in place, we estimate that the portion of our long-term debt at such date still exposed to interest rate fluctuations, appropriately weighting the notional value of interest rate collars, was approximately 41%.
      Based on the results of our sensitivity analysis, at December 31, 2004, a 10% decrease in interest rates would have increased the net negative fair value of our portfolio of financial instruments, including long term debt and interest rate derivatives, by €46 million (€307 million in 2003). However, we do not consider such an increase in the net negative fair value to be a significant risk, because it would affect earnings and cash flow only if we were to reacquire all or a portion of these instruments on the open market prior to their maturity.
      We believe that our effective interest rate risk depends on the likelihood that interest rates will increase. Because our revenues are not directly linked to interest rates, our principal interest rate risk is that a general rise in interest rates will result in a higher interest expense on the unhedged portion of our floating-rate debt. If interest rates were to increase by 10% over December 31, 2004 levels, our consolidated interest expense, including with respect to long term debt and interest rate derivatives, would increase by a total of approximately €20 million per year (€23 million in 2003). Such amount is the net result of the impact of the increase in interest charges on the floating rate portion of our outstanding long term debt, partially offset by positive flows deriving from our hedging contracts.

Commodity price risk
      Beginning in 2000, we adopted a systematic approach to cover commodity pricing and currency risk linked to the reimbursement mechanism which was in place until the start of operations of the Italian power exchange. Enel Trade entered into derivatives contracts on commodities in order to fix part of the difference between our costs and the related contribution we received through tariffs, as well as to manage other risks related to the purchase of commodities for our trading and gas sale activities. Since the start of operations of the Italian power exchange, we have been exposed to electricity price risk resulting from the fact that prices are determined through competitive bidding by market participants. In 2004, to reduce such risks we entered into fixed price bilateral contracts with counterparties outside of the Italian power exchange and into contracts for differences with the Single Buyer, as explained in more detail below. We also hedge price risk with respect to electricity not covered by these contracts and to fuel that we purchase for generation activities and gas that we purchase and sell for trading activities, through the use of hedging instruments. Finally, in 2004, Enel entered into contracts with the Gestore della Rete in order to hedge risks of the application of congestion fees in the event of market congestion. As a result, our overall volume of contracts to hedge commodity price risks at December 31, 2004, (particularly swaps on petroleum indexes) increased very significantly as compared to December 31, 2003, when the uncertainty as to the actual starting date of the operation of the Italian power exchange was reflected in reduced hedging activity at that date.
      At December 31, 2003, the notional value of our open contracts was as follows:

•	futures: €36.6 million or 1,437 contracts;

•	swaps on petroleum indexes: €36.7 million or 335,852 metric tons; and

•	swaps on gas transmission fee: €16.9 million or 1 billion cubic meters per year.
      At December 31, 2004, the notional value of our open contracts was as follows:

•	futures: €0 million or 0 contracts;

•	swaps on petroleum indexes: €537.56 million or 4,133,000 metric tons; and

•	swaps on gas transmission fee: €17.9 million or 1 billion cubic meters per year.
      The following table shows the fair value of these contracts at December 31, 2003, and at December 31, 2004.

	As of December, 31

	2003	2004

	Fair Value
	(In millions of euro)
Futures	0.5	0
assets	0.6	0
liabilities	(0.1)	0
Swaps on Petroleum indexes	1.6	12.2
assets	2.3	22.3
liabilities	(0.7)	(10.1)
Gas Transmission fee	(9.6)	(11.7)
assets	0.0	0.0
liabilities	(9.6)	(11.7)
Total	(7.5)	0.5
assets	2.9	22.3
liabilities	(10.4)	21.8
      Positive or negative changes in the fair value of our derivative commodities contracts result from an increase or decrease in the price of the underlying commodities, and are offset by opposite negative or positive changes in the fair value of our revenues-cost margin.
      Based on the results of our sensitivity analysis, at December 31, 2004, a 10% increase in commodity price levels would have caused an increase in the fair value of our derivative contracts of €3.8 million (€5.4 million in 2003), while a 10% decrease would have caused a concomitant decrease of €3.8 million (€5.4 million in 2003).
      In 2004, we entered into derivatives contracts on commodities in order to hedge our exposure to electricity prices and the price of fuel we use in generation activities with respect to the amount of energy we sell on the Italian power exchange and for which we do not enter into either contracts for differences with the Single Buyer, or bilateral contracts in which the price is indexed to changes in fuel prices. We believe that changes in the fair value of these derivative commodities contracts are generally offset by opposite negative or positive changes in the fair value of our revenues-cost margin. This will occur primarily to the extent prices on the Italian power exchange rise or decline in close relation to rises or declines in prices of fuels, which we expect will continue until significant volumes of electricity generated at generation costs lower than current average generation costs in Italy shall be available as a result of increased imports and/or the construction of new plants in Italy.
      In 2004, we entered into contracts for differences with the Single Buyer. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Single Buyer” for a description of these contracts. The notional value of such contracts as of December 31, 2004, was €3,152 million, if calculated on the basis of the hours of activation under each contract per year estimated by the Single Buyer and the average monthly tariff per hour in 2004, or €5,133 million, if calculated on the basis of the maximum possible number of hours of activation under each contract in one year (8,760) and the average monthly tariff per hour in 2004.
      Finally, in 2004, Enel entered into contracts with the Gestore della Rete with a notional value of €118 million in order to hedge risks of the application of congestion fees in the event of market congestion. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Italian Power Exchange” for additional information on market congestion and congestion fees.
      In accordance with our accounting policies, we do not account for commodity contracts at fair value for Italian GAAP purposes. For additional detail on the volume of such contracts, please see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.”
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
      Enel carried out an evaluation under the supervision and with the participation of its management, including its then-chief executive officer and its chief financial officer, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2004. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Enel’s evaluation, the Company’s chief executive officer at the time and the chief financial officer concluded that the disclosure controls and procedures as of December 31, 2004, were effective to provide reasonable assurance that information required to be disclosed in the reports Enel files and submits under the Exchange Act, is recorded, processed, summarized and reported as and when required. There was no change in the Company’s internal control over financial reporting during 2004 that has materially affected, or is reasonably likely to materially affect, Enel’s internal control over financial reporting.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
      Enel intends to qualify for the exemption under Rule 10A-3 under the Exchange Act from certain of the audit committee requirements under the rule for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements when these requirements take effect on July 31, 2005. See “Item 10. Other Information — By-Laws — Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the NYSE Listed Company Manual — Audit Committee and Internal Audit Function.” Each of the members of Enel’s board of statutory auditors is currently a registered chartered accountant with at least three years’ prior experience as a statutory auditor; we therefore believe that each is an “audit committee financial expert” as defined in Item 16A of Form 20-F. For the names of the members of the board of statutory auditors, please see “Item 6. Directors, Senior Management and Employees — Board of Statutory Auditors.”

ITEM 16B.	CODE OF ETHICS
      The Company has adopted a broad code of ethical conduct applicable to all of its directors, employees and others acting on its behalf. In addition to this code of ethical conduct, the Company adopted a specific code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, as amended, that is applicable to the Company’s chief executive officer, chief financial officer, chief accounting officer, controller and persons performing similar functions to any of the foregoing. This code of ethics is incorporated by reference as Exhibit 4.1 hereto. If the Company amends the provisions of this code of ethics that applies to its chief executive officer, chief financial officer, chief accounting officer, controller and persons performing similar functions, or if the Company grants any waiver of such provisions, it will timely disclose such amendment or waiver through a special Form 6-K.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees
      The following table sets forth the fees billed to the Company by its independent auditors, KPMG S.p.A., with respect to the fiscal years ended December 31, 2003 and 2004, which do not include VAT and expenses:

	Year Ended
	December 31,

	2003	2004

	(In millions
	of euro)
Audit fees	1.9	2.0
Audit-related fees	0.2	1.3
Tax fees	0.0	0.0
Other fees	0.0	0.0

Total fees	2.1	3.3
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

Audit Committee Pre-Approval Policies and Procedures
      Enel’s shareholders are responsible for the appointment of the independent auditors for the performance of the annual statutory audit, as required by Italian law, on the proposal of the board of directors. In accordance with Italian law, Enel’s board of statutory auditors is required to make a recommendation to the shareholders with respect to the board of directors’ proposal prior to the shareholder vote.
      In June 2003, Enel’s board of directors approved a corporate compliance code requiring among other things that management not engage the independent auditors to perform any audit-related service without first obtaining the express approval of the internal control committee. Proposals to engage the independent auditors to perform non-audit services, if any, must be approved by Enel’s board of directors on a case-by-case basis. In 2004, the board of directors did not approve any such engagement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
      Neither Enel nor any affiliated purchaser purchased Enel’s ordinary shares during 2004.
PART III

ITEM 17.	FINANCIAL STATEMENTS
      Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO EXHIBITS FILED WITH THIS REPORT

ITEM 19.	EXHIBITS
      Pursuant to the rules and regulations of the Securities and Exchange Commission, Enel has filed certain agreements as exhibits to this Annual Report on Form 20-F. These agreements have been included to provide investors with information regarding their terms and are not intended to provide any other factual information about Enel or its subsidiaries. These agreements may contain representations and warranties by the parties that have been made solely for the benefit of the other party or parties to such agreements, and such representations and warranties (i) may be intended not as statements of fact, but rather as a way of allocating the risk to one of the parties to such agreements if those statements turn out to be inaccurate, (ii) may have been qualified by disclosures that were made to such other party or parties and that either have been reflected in the company’s filings or are not required to be disclosed in those filings, (iii) may apply materiality standards different from what may be viewed as material to investors and (iv) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments. Accordingly, these representations and warranties may not describe the actual state of affairs of Enel or its subsidiaries at the date hereof.
      1.1 By-laws of the Company.
      2.1 Deposit Agreement, as amended, among Enel S.p.A. and Citibank N.A., as Depositary, and the owners of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 333-6868) on Form F-6 effective as of October 29, 1999 and the Post-effective Amendment No. 1 to Form F-6 effective as of July 9, 2001).
      4.1 Share Sale and Purchase Agreement between Weather Investments II S.a.r.l., as Purchaser, and Enel Investment Holding BV, as Seller, and Enel S.P.A., in relation to certain undertakings, and Mr. Naguib Sawiris and Os Holding and April Holding and Weather Investments S.r.l. in respect of No. 91,681,074 shares of Wind Telecomunicazioni S.p.A., entered into on May 26, 2005.
      8.1 List of Subsidiaries.
      11.1 Code of Ethics.*
      12.1 Certification of Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
      13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      * Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission by Enel S.p.A. on June 30, 2004, file no. 1-14970.

Report of Independent Registered Public Accounting Firm
To the Shareholders of
ENEL S.p.A.
We have audited the accompanying consolidated balance sheets of ENEL S.p.A. (an Italian corporation) and subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2004. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of the subsidiary Wind Telecomunicazioni S.p.A. and its consolidated subsidiaries (“Wind”), which statements reflect total consolidated assets constituting 13% and 14% of the related consolidated totals as of December 31, 2004 and 2003 respectively, and total consolidated revenues constituting 13%, 14% and 12% of the related consolidated totals for each of the years in the three-year period ended December 31, 2004. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Wind, is based solely on the report of the other auditors.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits, and the report of the other auditors, provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ENEL S.p.A. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with generally accepted accounting principles in Italy.
Accounting principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 24, 25 and 26 to the consolidated financial statements.
/s/ KPMG S.p.A.
KPMG S.p.A.
Rome, Italy
June 8, 2005

ENEL S.P.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2003

	2004	2003	2004

			(millions of
	(millions of euro)		U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents (Note 2)	364	452	493
Receivables, net: (Note 4)
Customers	7,697	6,884	10,420
Other	3,119	2,053	4,222
Inventories (Notes 2 and 5)	4,214	4,211	5,705
Deferred tax assets (Note 12)	1,082	506	1,465
Accrued income and prepayments	426	414	577

	16,902	14,520	22,882

Utility plant, including construction in progress (Notes 2 and 6)	86,616	85,731	117,261
Accumulated depreciation (Notes 2 and 6)	(50,157)	(48,576)	(67,903)

	36,459	37,155	49,358

Other non-current assets:
Intangible assets (Notes 2 and 7)	11,534	13,576	15,615
Investments (Notes 2 and 8)	302	335	409
Deferred tax assets (Note 12)	1,257	1,532	1,702
Other (Note 9)	1,876	1,812	2,539

	14,969	17,255	20,265

Total Assets	68,330	68,930	92,505

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current maturities of long-term debt (Note 10)	1,365	4,011	1,848
Short term debt (Note 10)	5,054	4,632	6,842
Trade accounts payable	6,554	5,602	8,873
Taxes payable	339	1,511	459
Advances from customers	2,955	3,075	4,000
Accrued expenses and other current liabilities	4,320	4,077	5,849

	20,587	22,908	27,871

Long-term debt (Note 10)	20,241	18,005	27,402

Other non-current liabilities:
Reserves for pensions and similar obligations (Note 11)	471	462	637
Reserves for employee termination indemnities	1,095	1,298	1,482
Deferred income taxes (Note 12)	2,883	2,515	3,903
Other (Notes 13 and 22)	3,206	2,618	4,340

	7,655	6,893	10,362

Shareholders’ equity (Note 14):
Share capital, euro 1 par value per share (6,103,521,864 and 6,063,075,189 shares authorized, issued and outstanding as of December 31, 2004 and 2003, respectively)	6,104	6,063	8,264
Additional paid in capital	200	—	271
Legal reserve	1,453	1,453	1,967
Law 292/93 reserve	2,215	2,215	2,999
Retained earnings	9,183	8,884	12,432
Net income, net of interim dividends paid in 2004 of euro 2,014 million	692	2,509	937

	19,847	21,124	26,870

Total Liabilities and Shareholders’ Equity	68,330	68,930	92,505

The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

	2004	2003	2002	2004

				(millions of
	(millions of euro)			U.S. dollars)
Operating revenues (Notes 2 and 15):
Sales and services:
Energy sales and transport	25,164	19,834	20,208	34,067
Electricity equalization fund contribution	17	179	187	23
Telecommunications services	4,168	3,959	3,642	5,643
Gas sales to end users	1,374	1,254	780	1,860
Other revenues	5,766	6,091	5,160	7,806

	36,489	31,317	29,977	49,399
Operating expenses:
Personnel (Note 16)	3,315	3,440	3,589	4,488
Purchased power (Note 17)	10,465	4,620	4,802	14,168
Fuel for thermal generation (Note 17)	3,598	4,101	4,255	4,871
Depreciation and amortization (Notes 2 and 6)	4,173	4,516	4,477	5,649
Services and rentals (Note 18)	5,336	5,224	5,710	7,224
Materials and supplies (Note 17)	3,072	4,111	4,212	4,159
Provision	512	593	504	693
Other	716	924	721	969
Capitalized expenses (Note 2)	(1,023)	(944)	(1,173)	(1,385)

	30,164	26,585	27,097	40,836

Operating income	6,325	4,732	2,880	8,563

Financial income (expense) (Note 19):
Financial income	370	425	286	501
Financial expense	(1,473)	(1,555)	(1,464)	(1,994)

	(1,103)	(1,130)	(1,178)	(1,493)

Losses on equity investments (Note 8)	(39)	(73)	(59)	(53)
Extraordinary income (expenses) (Notes 2 and 20)	(818)	(136)	736	(1,107)

Income before income taxes	4,365	3,393	2,379	5,910

Income taxes (Notes 2 and 21)	1,533	966	608	2,075

Income before minority interests	2,832	2,427	1,771	3,835
Minority interests	(126)	82	237	(172)

Net income	2,706	2,509	2,008	3,663

The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2003 AND 2004

		Additional		Law
	Share	paid in	Legal	292/93	Retained	Net
	Capital	capital	Reserve	Reserve	Earnings	Income	Total

	(millions of euro)
Balance at January 1, 2002	6,063	—	1,453	2,215	7,009	4,226	20,966

Allocation of 2001 net income to reserves	—	—	—	—	2,043	(2,043)	—
Dividends paid	—	—	—	—	—	(2,183)	(2,183)
Translation of foreign companies’ financial statements and other changes	—	—	—	—	(19)	—	(19)
Net income for 2002	—	—	—	—	—	2,008	2,008

Balance at December 31, 2002	6,063	—	1,453	2,215	9,033	2,008	20,772

Dividends paid	—	—	—	—	(175)	(2,008)	(2,183)
Asset revaluation	—	—	—	—	33	—	33
Translation of foreign companies’ financial statements and other changes	—	—	—	—	(7)	—	(7)
Net income for 2003	—	—	—	—	—	2,509	2,509

Balance at December 31, 2003	6,063	—	1,453	2,215	8,884	2,509	21,124

Allocation of 2003 net income to reserves	—	—	—	—	314	(314)	—
Dividends paid	—	—	—	—	—	(2,195)	(2,195)
Exercise of stock options	41	200	—	—	—	—	241
Translation of foreign companies’ financial statements and other changes	—	—	—	—	(15)	—	(15)
Net income for 2004	—	—	—	—	—	2,706	2,706
Interim dividends paid	—	—	—	—	—	(2,014)	(2,014)

Balance at December 31, 2004	6,104	200	1,453	2,215	9,183	692	19,847

(millions of U.S. dollars)
Balance at December 31, 2004	8,264	271	1,967	2,999	12,432	937	26,869

The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES CONSOLIDATED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2004

	2004	2003	2002	2004

				(millions of
	(millions of euro)			U.S. dollars)
CASH FLOWS FROM OPERATING ACTIVITIES:
Income before minority interests	2,832	2,427	1,771	3,834
Depreciation and amortization	4,173	4,516	4,477	5,649
Writedowns (revaluations), net	1,242	308	1,832	1,681
Net changes in reserves for employee termination indemnities	(194)	(69)	117	(262)
Net changes in other reserves	91	236	19	123
Gain on disposal of assets, net	(873)	(528)	(2,772)	(1,182)
Interest income	(370)	(425)	(286)	(501)
Interest expense	1,473	1,555	1,465	1,994
Income taxes	1,533	966	608	2,075
(Increase) Decrease:
Inventories	(39)	(1,028)	(1,320)	(52)
Accounts receivable	(1,091)	378	134	(1,477)
Accrued income, prepayments and other	(20)	(34)	(53)	(27)
Equalization fund receivables	(1,241)	24	44	(1,680)
Trade accounts payable	541	275	1,434	733
Accrued expenses and other current liabilities	116	15	204	157
Interest received	359	425	286	486
Interest paid	(1,445)	(1,511)	(1,436)	(1,956)
Income taxes paid	(1,695)	(357)	(1,731)	(2,295)

Net cash provided by operating activities	5,392	7,173	4,793	7,300
CASH FLOWS FROM INVESTING ACTIVITIES:
Investment:
Capital expenditure (tangibles and intangibles	(3,834)	(3,969)	(5,717)	(5,191)
Unconsolidated subsidiaries	(57)	(37)	(39)	(77)
Investments in consolidated subsidiaries, net of cash acquired	(135)	(1,601)	(2,339)	(183)
Other changes in fixed assets	70	28	111	95

	(3,956)	(5,579)	(7,984)	(5,356)
Disposals:
Businesses	1,950	654	3,665	2,640
Fixed assets	108	230	113	146

	2,058	884	3,778	2,786

Net cash used in investing activities	(1,898)	(4,695)	(4,206)	(2,570)

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase in net long-term debt	3,910	3,419	2,411	5,293
Repayment of net long-term debt	(4,431)	(1,350)	(1,029)	(5,999)
Change in net short-term debt	1,523	(2,056)	924	2,062

	1,002	13	2,306	1,356
Dividends paid	(4,256)	(2,183)	(2,183)	(5,761)
Electricity Industry Pension Fund contribution and other pension obligations	—	—	(611)	—
Exercise of stock options	241	—	—	326
Payment of substitute tax on freeing-up of reserves, assets revaluation and tax amnesty charges	(579)	(365)	(402)	(784)
Minority capital contribution and other minor items	10	109	116	14

Net cash used in financing activities	(3,582)	(2,426)	(774)	(4,849)
NET CASH FLOW FOR THE YEAR	(88)	52	(187)	(119)
CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR	452	400	587	612

CASH AND CASH EQUIVALENTS AT END OF THE YEAR	364	452	400	493

The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	GENERAL
      ENEL S.p.A. (the “Parent”) and its subsidiaries (the “Subsidiaries” or the “Subsidiary Companies”), (collectively the “Company” or “ENEL”) are involved in the generation, transmission, distribution and sale of electricity, providing the majority of the electric service in Italy. Gas distribution and sale, fuel trading, engineering and contracting represent the other principal activities of ENEL. International operations are mainly represented by the generation and distribution of electricity in Spain. ENEL, through Wind Telecomunicazioni S.p.A. (“WIND”), also provides mobile and fixed telecommunications and internet services.
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
      ENEL’s privatization was launched in 1999 when a total of 3,848,802,000 ENEL’s ordinary shares (1,924,401,000 taking into account the reverse stock split made in 2001) representing 31.74% of its capital stock, were placed on the market, with the net proceeds going to the Italian Ministry of Economy and Finance (the “MEF”) and its predecessor the Ministry of Treasury of the Republic of Italy. At December 31, 2003, 50.63% of the share capital of the Parent Company is owned by the MEF and 10.35% is owned by Cassa Depositi e Prestiti SpA, a company controlled by the MEF. In 2004, the MEF sold approximately 19% of its capital stock of the Parent Company through a public offering, therefore reducing its interest to 31.45% of the share capital of the Parent Company at December 31, 2004. An additional 10.28% is owned by Cassa Depositi e Prestiti SpA, a company controlled by the MEF.
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
      On July 30, 2001, Enel Investment Holding BV contributed its 100% interest in Infostrada S.p.A. to WIND against receipt of shares of WIND corresponding to 38.7% of the share capital of WIND, after the stock issuance, increasing ENEL’s share to 73.42%. For consolidation purposes, this transaction was treated as a reorganization under common control, and accordingly the assets and liabilities transferred were accounted for at their carrying values.
      On March 20, 2003, ENEL reached an agreement for the acquisition of the 26.6% share in WIND’s capital stock held by the France Telecom Group, thus achieving full ownership of WIND. The purchase price for the acquisition amounts to euro 1,330 million. In addition to the purchase price the seller was reimbursed euro 59 million of capital contribution made to WIND. The transfer of the shares and the payment of the price agreed, in addition to the assumption by ENEL of the euro 175 million subordinated loan, took place on July 1, 2003. The acquisition was treated as a purchase, with resulting goodwill, of euro 1,411 million which is being amortized over 15 years which is the residual duration of the concession.
      In January 2002, the Company purchased 100% of the share capital of Electra de Viesgo SL (Viesgo), the holding company of the Viesgo Group, the fourth largest electricity operator in Spain, for euro 1,920 million. Following the restructuring of Electra de Viesgo SL and its subsidiaries, at the end of 2002, activities in power generation and distribution of electricity were contributed to Viesgo Generacion SL and Electra de Viesgo Distribucion SL, respectively. The former is controlled by Enel Produzione SpA while the latter is controlled by Enel Distribuzione SpA. The acquisition was accounted for as a purchase, with resulting goodwill of euro 757 million, which is being amortized over 20 years.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On May 31, 2002, the Company sold 100% of the share capital of Eurogen S.p.A. to Edipower S.p.A., a consortium led by Edison SpA, for euro 2,980 million. The gain from the disposal of euro 2,313 million was recorded as extraordinary income in the Consolidated Financial Statements for the year ended December 31, 2002. Effective May 31, 2002, Eurogen has been deconsolidated.
      On January 29, 2003, the Company sold 100% of the share capital of Interpower S.p.A. to the Energia Italiana-ACEA-Electrabel consortium for euro 532 million. The gain from the disposal was euro 356 million and was recorded as extraordinary income in the Consolidated Financial Statements for the year ended December 31, 2003. Effective January 1, 2003 Interpower has been deconsolidated.
      On March 5, 2003, Enel Produzione acquired for euro 75.7 million a 60% share in the capital stock of Dutch company Entergy Power Holding Maritza BV (Maritza), which in turn controls 73% of the Bulgarian company Maritza East III Power Company AD. The latter will carry out the refurbishment and environmental upgrade of a lignite-fired generation plant located in Bulgaria on the border with Greece (in the Stara Zagora Region), and will subsequently manage the plant. ENEL holds a call option on 40% of the capital stock of Maritza. The acquisition was accounted for as a purchase, with resulting goodwill of euro 16 million, which is being amortized over 20 years (see Note 7). Effective April 1, 2003 these companies have been consolidated.
      On June 16, 2003, ENEL and Uniòn Fenosa signed an agreement for the acquisition by ENEL of 80% of Uniòn Fenosa Energìas Especiales, a company that groups the activities of the Spanish operator in the field of renewable resources. The price agreed for the purchase of Uniòn Fenosa Energìas Especiales is euro 178 million, while Uniòn Fenosa holds a call option, expiring at the end of 2007, on 30% of the shares. The transaction was concluded in December 2003 and was effective December 31, 2003. Uniòn Fenosa Energìas Especiales has been consolidated as of December 31, 2003 (balance-sheet only). In 2004, Uniòn Fenosa Energìas Especiales changed its name to Enel Union Fenosa Renovables (EUFR).
      The Bersani Decree requires that a local distribution company owned or jointly owned by a municipality that serves at least 20% of the electricity customers of a municipality may request the Company to sell to them its distribution assets in that municipality at a price to be determined by agreement between ENEL and that relevant local distribution company. Under this requirement, in October 2002 and November 2002, distribution networks based in the municipalities of Milan and Verona were sold for euro 424 million and euro 108 million, respectively. In November 2003, the distribution network based in the municipality of Brescia was sold for euro 168 million. In 2004, certain minor distribution networks were sold for euro 13 million. In addition, on December 21, 2004, the Company signed a preliminary agreement with Società Elettrica Provincia Autonoma di Trento (SET) for the sale of the distribution network based in the municipality of Trento for euro 198 million. The aggregate gains from the sales of local distribution networks related to the compliance with the Bersani Decree of euro 11 million for the year ended December 31, 2004, euro 120 million for the year ended December 31, 2003, euro 459 million for the year ended December 31, 2002 were recorded as extraordinary income in the respective consolidated statements of income.
      In 2001, the Company began to consolidate several companies active in the distribution and sale of gas to the regulated market. In May 2002, the Company purchased 98.81% of the share capital of Camuzzi Gazometri SpA, the second largest distributor of natural gas in Italy, for euro 1,045 million. The acquisition was accounted for as a purchase, with resulting goodwill of euro 597 million, which is being amortized over 15 years (see Note 7). Camuzzi Gazometri SpA (now renamed Enel Rete Gas S.p.A.) and its subsidiaries have been consolidated effective July 1, 2002. In 2002, the Company purchased a number of minor gas distributors, which at the end of the year were merged into GE.AD SpA.
      In 2004, the Company purchased Ottogas Group, Sicilmetano Group and Italgestioni Group, all active in the distribution and sale of gas for a total of euro 104 million. These acquisitions were accounted for as purchases, with resulting goodwill of euro 29 million, which is being amortized over 15 years (see Note 7).

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On June 23, 2004, the Company completed the Initial Public Offering (IPO) of 50% of the share capital of Terna, its subsidiary constituting the Transmission Division, however, maintaining control of Terna. Under the terms of the IPO, 1,000,000 shares have been sold to financial institutions and to the public at euro 1.70 per share. The gross proceeds resulting from the sale are approximately euro 1.7 billion and resulted in a net gain of euro 808 million. As of and for the year ended December 31, 2004, Terna is consolidated and minority interest is reflected in the Consolidated Financial Statements.
      Certain amounts reported in previous year have been reclassified to conform to the 2004 presentation. Amounts previously classified as construction work in progress and advance payments are included as utility plant and amounts related to deferred tax assets, previously classified as other receivables and other non-current assets are included as deferred tax assets, divided into current and non-current assets.

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
      Differences between the Company’s accounting principles and accounting principles generally accepted in the United States (“U.S. GAAP”) and their effects on consolidated shareholders’ equity as of December 31, 2004 and 2003 and on consolidated net income for each of the years in the three year period ended December 31, 2004, are described in Notes 24, 25 and 26.
      The Company’s Consolidated Financial Statements are presented in euro. The translations of the euro amounts into U.S. Dollars (“USD”) at the rate of USD 1.3538 to 1 euro are included solely for the convenience of the reader, using the noon buying rate in New York City for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into USD at this or any other rate of exchange.
      On April 1, 2004, the Italian power exchange came into operation pursuant to the article 5, comma 2 of the Bersani Decree. In conjunction with the establishment of the Italian power exchange, the Ministry of Productive Activities issued a Decree that assigns to the Single Buyer, a state-owned entity, the responsibility and the authority over the supply of electricity to non-eligible customers. From the same date, the Single Buyer acts as an intermediary of the electricity market by acquiring from generation companies and selling to distribution companies all the electricity destined to non-eligible customers. As a consequence, ENEL’s electricity sales to and purchases from third parties are presented gross, as compared to previous years where intercompany transactions related to the sales and purchases of electricity for the regulated market were eliminated in consolidation. Sales to the Single Buyer and to the Market Operator were euro 1,824 million and euro 3,079 million, respectively. Purchases from the Single Buyer and from the Market Operator were euro 7,183 million and euro 480 million, respectively (see Note 14).
Consolidation Principles
      The Company’s Consolidated Financial Statements include the Parent’s statutory accounts and the accounts of companies controlled by ENEL S.p.A., directly or indirectly, either by holding the majority of the voting rights or sufficient votes to enable it to exercise control at ordinary shareholders’ meetings. Control is defined as the ability to govern the financial and operating policies of the enterprise so as to obtain benefits

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
from the activities. Controlled companies are consolidated or deconsolidated as of the effective date control is acquired or lost, as determined by the respective purchase or sale contract.
      Starting from 2004, no adjustment was made to eliminate the effect of tax-related entries since consolidated companies, where applicable, recorded in their respective financial statements at December 31, 2004 the elimination of tax-basis amounts pursuant to D. Legs January 17, 2003 n. 6 — Riforma organica della disciplina delle società di capitali e società cooperative (c.d. “Vietti Reform”). Adjustments are made on consolidation to eliminate all significant intercompany balances and transactions, including any unrealized gains and losses on such transactions, net of applicable tax effects, if any.
      Investments in un-consolidated entities, if material, are accounted for under the equity method when the Company has a 20% to 50% investment. Joint ventures in which the Group has a stake are consolidated using the proportional method. Other investments are recorded at cost and adjusted if a permanent impairment in value is present.
      In 2004, the entities included in the Consolidated Financial Statements changed as compared to the prior year, mainly due to the disposal of NewReal in July 2004 and the acquisition of Sicilmetano Group in January 2004, Ottogas Group in September 2004 and Italgestioni Group in December 2004. Additional changes in the scope of activity affecting the comparability of the Consolidated Income Statement for 2004 over that of 2003, are represented by the Maritza East III Power Company, a generation company in Bulgaria, whose results for 2003 were consolidated from April 1, 2003, and by Enel Uniòn Fenosa Renovables (generation of electricity from renewable resources in Spain) consolidated only in the Consolidated Balance Sheet as of December 31, 2003 and fully consolidated in 2004.
Cash and Cash Equivalents
      Cash equivalents consist of highly liquid temporary investments with original maturities within three months. Cash and cash equivalents are available on demand, with the exception of euro 39 million at December 31, 2004 pledged as collateral for transactions entered into by Enel North America and Enel Latin America.
Receivables
      Receivables are recorded at their expected realizable value.
Inventories
      Inventories are stated at the lower of cost or market; cost is determined on the basis of the weighted average purchase cost, and primarily includes fuel stock and other materials.
      Obsolete or slow moving inventories are written down to their estimated realizable value.
      Real estate properties available for sale are valued at the lower of cost and current market value.
      Contract work in progress is stated on the basis of the contracted amounts due, if those amounts can be calculated with reasonable certainty, on a percentage-of-completion method.
Accrued income and expenses
      Accrued income and expenses are recorded based on the accrual method. Issue discounts and other costs relating to financing are recorded in the Consolidated Statements of Income over the term of the loan or issue to which they relate.
Utility Plant
      Utility plant is stated at cost, as adjusted by revaluations in accordance with various Italian laws. Prior to 1989 interest incurred directly related to investment was capitalized. Starting from 1989, interest incurred directly related to investment is expensed.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      If management has evidence that there has been a permanent impairment in the net book value of any specific asset, a write-down is recorded accordingly. The Company assesses potential impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In making this assessment, the Company groups its assets at the lowest level of identifiable cash flows that are largely independent of the cash flows of other utility plant assets. If it is determined that the fair value of the assets is lower than the corresponding book value, an impairment change is recorded for the difference. Such fair value is determined based on the estimated future cash flows, on a discounted basis, to be generated from the use of the asset. The original value of the asset, net of depreciation, may be reinstated if the reasons for such a write-down subsequently cease to exist.
      Replaced or retired property is removed from the utility plant accounts, together with the related accumulated depreciation.
      Grants received to finance specific construction projects are recognized once the legal right to such grants has been acquired and their amount is reasonably determinable. These amounts are amortized over the estimated economic useful life of the related asset.
Depreciation
      The Consolidated Financial Statements reflect the depreciation of utility plant on a straight-line basis, using rates reflecting the estimated economic useful life (“economic depreciation”) of the related assets. Prior to 2004, in the statutory financial statements of the Parent and Subsidiary Companies, as permitted by Italian law, utility plant was depreciated over prescribed tax lives (“fiscal depreciation”) which was shorter than the economic useful lives. The excess amount of depreciation in the statutory accounts was eliminated in the Consolidated Financial Statements.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Depreciation expense is based on the following estimated economic useful lives:

	Average years
	of estimated
	economic
Plant categories	useful life

Buildings and associated land	40
Generating plant:
Hydroelectric	40
Thermal	20
Geothermal	12
Other renewable sources	20
Transmission lines	40	(1)
Transformer stations	32-42	(2)
Medium and low voltage distribution lines	30-40	(3)
Telecommunications:
Mobile equipments	5-6
Fixed lines appliances	8
Cables	20

(1)	Average years estimated from January 1, 2003; previously equal to 35 (Note 6).

(2)	Average years estimated from January 1, 2003; previously equal to 20 (Note 6).

(3)	Average years estimated from January 1, 2004; previously equal to 18-20 (Note 6).
      The above rates are reduced by half for assets acquired during the year, since the depreciation charge which results is immaterially different from that determined by using the date when the asset is ready for use.
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
      In case of permanent impairment in value, the cost is written down accordingly and restored, net of amortization, if the reasons for such write-down subsequently cease to exist. In particular, the carrying value of goodwill is annually subject to impairment test.
      The extraordinary contribution due upon the suppression of the electricity industry pension fund, pursuant to Law 488, December 23, 1999 (the 2000 Budget Law), has also been recorded under intangible assets. This balance is amortized over a period of 20 years, as also permitted under Italian Law (see Note 7).
Investments
      Investments in unconsolidated subsidiaries, excluded from consolidation as not significant, are carried at acquisition or underwriting cost, adjusted where necessary for permanent impairment in value. In case of a recovery, the original value of the investments is restored, and the adjustment is recorded in the Consolidated Statements of Income as a revaluation.
      Investments in affiliates are accounted for under the equity method, except for investments in certain consortium and other companies, whose total value is not significant, that are carried at acquisition or underwriting cost.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Investments in other companies included among investments, if public, are stated at the lower of acquisition cost and market value. If not public, the investments are recorded at the lower of cost or expected realizable value.
Payables
      Payables are stated at face value.
Reserve for Employee Termination Indemnities and Other Employee Benefits
      The Company’s Italian based employees are eligible for severance pay pursuant to Italian law. The Company accrues a reserve for such employee termination liabilities, net of applicable advances, over the employees’ service periods.
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
      Accordingly, the pension benefits liability as of December 31, 2004 and 2003 relates solely to those individuals who had retired prior to April 1, 1998 and did not agree to the early payment in the last quarter of 2000. The reserve also includes amounts to be paid to existing employees who have worked 35 years with the Company, in accordance with the collective labor contract and current union agreements.
      In addition, ENEL makes contributions to certain employee associations that provide medical and various other employee benefits to both current and retired employees. These plans are not administered by ENEL and contributions are determined in accordance with the provisions of negotiated contracts with the trade unions. ENEL expenses its contributions to these plans as incurred. Such amounts totalled euro 75 million, euro 90 million and euro 79 million for the years ended December 31, 2004, 2003 and 2002, respectively.
      The Company grants, under existing contractual obligations, to its employees hired prior to July 1, 1996 (working, retired or to their surviving spouses), an 80% reduction on electricity tariffs (excluding taxes and duties) within certain consumption limits per year. These discounts are presented as a reduction in operating revenues in the accompanying Consolidated Statements of Income.
      Employees of Viesgo are also entitled to certain benefits, including a reduction of electricity tariffs and medical care.
      In March 1999, the Company and the managers’ union signed an agreement which replaced the managers’ benefit of discounted electricity tariff rates with a monthly bonus paid during their working life and a one-time bonus paid at their retirement date.
Other provisions for risks and charges
      Other provisions for risks and charges are accrued against known or probable losses and charges, the amount and timing of which are undetermined at the balance sheet date. Accruals are calculated on the basis of the best estimate made according to information available.
Operating Revenues
      Revenues from the sale of electricity to the Italian power exchange are recorded on the basis of the electricity provided at prices established by the bidding mechanism.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Revenues from the sale and transport of electricity and gas to end users relate to volume supplied in the period. These revenues are recorded when the customer is billed or the meter is read and are integrated with appropriate consumption estimates of revenues from the supply of electricity provided after the last meter reading prior to year end. Calculations are based, where applicable, on law provisions and tariffs established by the Italian Authority for Electricity and Gas (the “Authority”) or other similar foreign institutions, applicable for the year.
      As a result of a governmental law passed in 1986, which was aimed at providing funds for ENEL to offset the cost of building the Italian electricity infrastructure and other costs of connecting new buildings to the electricity distribution network, customers requiring a new connection are obliged to pay a connection fee to the Company. Starting from 2002, fixed connections fees are no longer correlated to the mentioned capital expenditure due to the new technological environment and due to the different nature of such investments, increasingly oriented towards improvements in the quality of service and the safeguard of the environment. Consequently, connection fees are recognized in the Consolidated Statements of Income when billed to the customer.
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
Grants
      Grants related to assets are recorded when legal title to the grant is recognized and when its amount may be determined with reasonable certainty and is free from constraints. Grants for the purchase of specific plant and equipment are recorded as a reduction in the cost of the asset or, in the absence of such correlation, are deferred and recorded in the Consolidated Statements of Income over the depreciable life of the assets to which they relate.
      Other grants, including the amounts received from the Equalization Fund, are recorded in the Consolidated Statement of Income when legal title to the grant is recognized and when its amount may be determined with reasonable certainty and is free from constraints.
Statements of Cash Flows
      The consolidated statements of cash flows are prepared using the indirect method and are in accordance with International Accounting Standard No. 7, issued by the International Accounting Standards Board, as well as Italian GAAP.
      The payment in 2002 of the extraordinary contribution for the elimination of the electricity industry pension fund is included in the Consolidated Statements of Cash Flows as financing activities.
Vacation Pay
      Vacation pay for Italian based employees is provided in accordance with Italian law. The related liabilities were euro 81 million and euro 89 million as of December 31, 2004 and 2003, respectively, and are included in “Accrued expenses and other current liabilities” in the accompanying Consolidated Balance Sheets.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Income Taxes
      Income taxes are recorded in tax payables, net of advances based on the expected taxable income as provided by law, taking into consideration applicable exemptions and tax credits, and the effect of the new Testo Unico income tax regulation, based on “tax consolidation” procedure, which ENEL elected pursuant the formalization of Group Regulations.
      The following two income taxes are payable by Italian companies:

•	IRES (corporate income tax, formerly IRPEG), payable at 33%, 34% and 36% for the years ended December 31, 2004, 2003 and 2002, respectively.

•	IRAP (regional income tax), payable at a tax rate of 4.25% for the years ended December 31, 2004, 2003 and 2002. From January 1, 2003, each Italian region may determine its own tax rate leading to an aggregate rate which must fall between 3.259% and 5.259%.
      The tax base for IRAP differs significantly from that for IRES. In particular, employee related costs and net interest expense are not deductible for IRAP purposes.
      Deferred tax assets and liabilities are recognized for differences between the financial reporting and tax bases of assets and liabilities at each reporting period end. Certain reserves within shareholders’ equity, totalling euro 2,657 million as of December 31, 2004 and 2003, respectively, are subject to taxation upon utilization. Deferred tax liabilities on such reserves are provided to the extent that such taxation will result from expected future distributions or other taxable events. Deferred tax assets, including tax loss carry-forwards, are recognized when management believes there is reasonable certainty of their realization. Deferred tax liabilities are accrued when and to the extent they are expected to be paid.
Research and Development
      Research and Development costs are charged to operating expenses as incurred. In 2002, research and development activities primarily related to various studies involving technological innovation, improvements to plant efficiency, reliability and safety, environmental protection, service quality, and use of energy resources. In 2003 and 2004, research and development costs include only expenses related to improvements to plant efficiency, reliability and safety, environmental protection, service quality, and use of energy resources. Studies involving technological innovation are carried out by the associate company CESI, which was no longer consolidated as of January, 1 2003, but accounted for by the equity method.
      Amounts charged to operating expenses were euro 20 million, euro 16 million and euro 100 million for the years ended December 31, 2004, 2003 and 2002, respectively.
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
      The balance sheet of companies operating with a functional currency other than euro are translated into euro at the exchange rate applicable at the balance sheet date. Statement of income items are translated into euro at average exchange rates for the year. Differences arising from the translation into euro of these statements are netted against retained earnings without any effect on net income.
Financial Derivatives
      With respect to interest rate, foreign exchange and price risks, the Company enters into derivative transactions to hedge specific transactions as well as general risks (see Note 22).

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The interest differentials to be received or paid on interest rate swaps, as well as interest differentials on interest rate collars, are accrued over the life of the contract. The interest differentials on forward rate agreements are charged to expenses over the period hedged and are classified as financial income (expense). Such interest rate differentials are recorded in accrued income and prepayments or accrued expenses and other current liabilities as applicable in the Consolidated Balance Sheets.
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
      The economic effects of currency and commodity risk hedging contracts intended to hedge risks deriving from the current tariff system are recorded in the consolidated statements of income in line with those of transactions for which risks are being hedged. If the economic effect of the hedged transaction has not yet occurred, the corresponding economic effect relating to the hedging instruments is deferred. Derivative contracts originally entered into as hedging contracts for which the underlying asset or liability is extinguished prior to expiration or is not specifically identifiable, are valued at the lower of cost or market value as of the balance sheet date (interest rate derivatives) or are marked-to-market (foreign exchange derivatives). The corresponding effect of the valuation is recorded as financial income (expense) in the consolidated statements of income.
      Contracts for differences with the Single Buyer, entered into through the auctions held in December 2004, are carried at cost since a reference market for such contracts does not exist and the cost is deemed to be representative of their fair value as of December 31, 2004. The notional amount of such contracts is recognized in the Off-balance sheet items.
Extraordinary Income and Expenses
      The Company records items as extraordinary income and expenses if they relate to gains or losses on activities which impact the corporate structure of the Company (such as business re-organization costs, merger and acquisition related costs and gains or losses, write-downs due to reconversions and replacement of plant and equipment due to new technologies); extraordinary write-downs of fixed assets and related restatement to original value when the reasons for asset write-downs subsequently cease to exist; contingent assets or liabilities from events or transactions that would not reasonably be expected to recur in the foreseeable future, such as theft or shortage, natural events or litigation related to non-operating areas (e.g., mergers, acquisitions and disposals) and items regarding previous fiscal years.
Environmental Costs
      Environmental costs refer to the avoidance, reduction and monitoring of the environmental impact of production activities. Recurring environmental costs are recorded in the consolidated statements of income in the year in which they are incurred , while costs relating to the extension of the useful life, increase in capacity and improvement in the safety of tangible assets are capitalized as part of the cost of the assets and depreciated over the residual useful lives of the related assets.

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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      The Bersani Decree establishes a general regulatory framework for the Italian electricity industry that gradually introduces free competition in power generation and sales to Eligible Customers while maintaining a regulated monopoly structure for power transmission, distribution and sales to Regulated market. In particular, the Bersani Decree and subsequent implementing regulations:

•	Liberalized, as of April 1, 1999, the generation, import and export of electricity, as well as the sale of electricity to Eligible Customers;

•	Provided that, after January 1, 2003, no electricity company will be allowed to produce or import more than 50% of the total of imported and domestically-produced electricity in Italy, and, in connection with this limit, mandated the Company’s sale of not less than 15,000 MW of its generating capacity by January 1, 2003;

•	Provided that consumers, or Eligible Customers, meeting certain consumption thresholds, which have been progressively reduced, may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electricity, while other, “Non-Eligible Customers” must continue to purchase electricity from the distributor serving the area in which they are located and pay regulated prices determined by the Energy Authority;

•	Provided for the establishment of the Single Buyer, a central purchaser of electricity from producers on behalf of all Non-eligible Customers;

•	Provided for the creation of the Borsa dell’Energia Elettrica, (“Italian power exchange”) for electricity, in which producers, importers, wholesalers, distributors, the Gestore della Rete, other Eligible Customers and the Single Buyer buy and sell electricity, with prices being determined through a competitive bidding process;

•	Provided for the creation of the Gestore del Mercato, (“Market Operator”), charged with managing the Italian power exchange;

•	Provided for the separation of the management and operation of the national electricity transmission grid, which was to be licensed to an independent transmission system operator, the Gestore della Rete, from the ownership of the grid assets, which were retained by existing owners, primarily Terna; and

•	Established a new licensing regime for electricity distribution and provided incentives for the consolidation of electricity distribution networks within each municipality.
      The Bersani Decree was amended following the enactment of a law in October 2003 that provided, among other things, for the reunification of management and operation of the national transmission grid with its ownership under a single private entity. A decree enacted in May 2004 provides for the transfer from the Gestore della Rete to Terna of the responsibility to manage the national transmission grid and the related assets by October 31, 2005, although the Gestore della Rete will still retain its other responsibilities. Following this transfer, the Company will no longer control Terna, as no electricity operator, including ENEL, shall be entitled to voting rights in excess of 5% with respect to the appointment of Terna’s directors. In addition, the Company is legally required to reduce its holding in Terna to no more than 20% by July 1, 2007. In February 2005, Terna and the Gestore della Rete entered into an agreement for the transfer to Terna of these management and operating activities. The transaction remains subject to the approval of the Antitrust Authority.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      On September 28, 2004, the Marzano Law (so named after the then-Minister of Productive Activities, Antonio Marzano), a new law aimed at reorganizing existing energy market regulation and further liberalizing the natural gas and electricity markets, took effect. Among other things, the Marzano Law aims to clarify the respective roles of the Italian central government, regional and local authorities, and the Energy Authority. The Marzano Law also seeks to facilitate investments in the energy sector. To further liberalize the market, and consistent with the new Electricity Directive, the Marzano Law provides that all customers will be eligible to purchase electricity on the free market from July 1, 2007, although the law provides that the Single Buyer will nonetheless continue to supply electricity to consumers who choose not to leave the regulated market.

(4)	RECEIVABLES
      Receivables primarily relate to amounts due for the supply of electricity, gas and services, and also include amounts to be billed for services rendered prior to year-end. The following table shows a breakdown of receivables as of December 31, 2004 and 2003.

	2004	2003

	(millions of euro)
Electricity, gas and services	7,005	5,995
Telecommunication services	1,054	1,335
Allowance for doubtful accounts	(362)	(446)

	7,697	6,884

Tax receivables	851	948
Equalization Fund receivables (payables)	1,170	(71)
Other	1,098	1,176

	3,119	2,053

	10,816	8,937

      The increase in receivables for electricity, gas and services is connected with the commencement of the operation of the Italian power exchange, effective April 1, 2004, and of operations of the Single Buyer, acting as intermediary between the Group’s generation and distribution companies. As a result, ENEL’s electricity sales to and purchases of electricity from third parties increased considerably, also having an impact on payables and a growth in revenues and costs.
      Receivables are recorded net of the provision for doubtful accounts amounting, at December 31, 2004, to euro 362 million, against a beginning balance of euro 446 million. The accrual for the year ended December 31, 2004 recorded in the Consolidated Statement of Income amounts to euro 241 million, while the remainder of the change is due to uses and the impact of changes in the scope of consolidation. The accrual for the year ended December 31, 2003 recorded in the Consolidated Income Statement amounts to euro 173 million, while the remainder of the change is due to uses and the impact of changes in the scope of consolidation. The accrual for the year ended December 31, 2002 recorded in the Consolidated Statement of Income amounts to euro 146 million, while the remainder of the change is due to uses and the impact of changes in the scope of consolidation.
      The decline in receivables from the telecommunication business results from an increase in the securitization program. In 2004, WIND has continued the securitization program of its trade receivables from regularly billed subscribers launched in 2002. With the aim to improve the efficiency of the program, in March 2004, in the original framework of the securitization of WIND’s trade receivables from regularly billed subscribers, the program has been expanded to include certain trade receivables from corporate clients. The face value of receivables securitized at December 31, 2004, amounts to euro 1,398 million (euro 1,213 million as of December 31, 2003), of which euro 141 million were not yet due as of December 31, 2004. Furthermore, in the context of the securitization, Wind underwrote the “units” (Class C and Class S Units) issued by

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
French Investment Fund (FCC Eolo). The price paid for the units is equal to the face value of the receivables securitized net of a discount and is paid partly in cash and partly through the underwriting of units by the seller, not traded in regulated market. The value of the “units” is determined monthly on the basis of the collection trend of the receivables securitized. The risk of default borne by the seller, connected with the credit standing of debtors, is limited to the value of the said “units” and amounts, at the end of 2004, to euro 105 million, recorded among “other receivables”. The amount is net of the related provision for doubtful accounts which equals euro 119 million as of December 31, 2004 (euro 45 million as of December 31, 2003).
      The decrease in tax receivables is mainly due to less prepaid taxes (decrease of euro 301 million), partially offset by an increase in VAT receivables (increase of euro 188 million).
      Net receivables from the Electricity Equalization Fund at December 31, 2004 include euro 1,682 million of gross receivables offset by gross payables of euro 512 million. Gross receivables substantially relate to the reimbursement of euro 1,219 million of stranded costs relating to the unrecoverable costs for generation and natural gas imported from Nigeria incurred from 2000 through 2004, euro 248 million relating to the effect of the equalization of costs for generating, transmitting and distribution of electricity and euro 248 in prizes awarded in 2004 by the Authority for the improvement in service quality achieved by ENEL Distribuzione with respect to the years 2003 and 2004. The recognition of stranded costs resulted from the issue of a Decree by the Ministry of Productive Activities on August 6, 2004, which defined amounts, terms and criteria for the reimbursement. Gross payables of euro 512 million at December 31 2004 (euro 377 million at December 31, 2003) mainly refer to euro 489 million collected by ENEL Group companies from energy customers through certain tariff components which are owed to the Electricity Equalization Fund.
      Other receivables mainly include, in addition to the euro 105 million related to the securitization of WIND receivables, advances to suppliers, factoring receivables and receivables from social security institutions.

(5)	INVENTORIES
      Inventories as of December 31, 2004 and 2003 were as follows:

	2004	2003

	(millions of euro)
Fuel	590	534
Materials, supplies and other inventories	554	527
Residential buildings available for sale	196	263
Contract work in progress	2,870	2,880
Advances	4	7

	4,214	4,211

      The increase in fuel inventories is primarily due to the change in the scope of consolidation due to the acquisitions of Ottogas Group, Sicilmetano Group and Italgestioni Group.
      The increase in materials, supplies and other inventories is mainly due to an increase in expenditure related to the Networks and Infrastructure Division. The increase has been offset by sales of equipment originally intended for use in the construction of thermal plants abroad, carried out by the Engineering and Contracting sector.
      Residential buildings available for sale decreased due to disposals in the year.
      The decrease in contract work in progress is primarily due to a reduction in the development of activities in the engineering and contracting sector for contract work acquired internationally. The decrease is consistent with advances from customers, recorded under current liabilities.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	UTILITY PLANT
      Net utility plant as of December 31, 2004 and 2003 consisted of the following:

	2004	2003

	(millions of euro)
Utility plant, gross:
Generating Plant:
Hydroelectric	8,220	8,178
Thermal	17,646	17,432
Geothermal and renewable sources	2,245	2,068
Transmission Line	7,472	7,160
Distribution Electricity Network	36,256	34,961
Distribution Gas Network	2,767	2,573
Telecommunication networks	5,608	5,124
Land and Buildings	2,129	3,767
Other	2,204	2,328
Construction in progress	2,069	2,140

Total	86,616	85,731

Accumulated Depreciation:
Generating Plant:
Hydroelectric	3,820	3,599
Thermal	10,767	10,025
Geothermal and renewable sources	1,159	1,036
Transmission Line	3,524	3,389
Distribution Electricity Network	24,905	24,886
Distribution Gas Network	1,036	944
Telecommunication networks	2,551	1,868
Land and Buildings	902	1,319
Other	1,493	1,510

Total	50,157	48,576

Utility plant, net:
Generating Plant:
Hydroelectric	4,400	4,579
Thermal	6,879	7,407
Geothermal and renewable sources	1,086	1,032
Transmission Line	3,948	3,771
Distribution Electricity Network	11,351	10,075
Distribution Gas Network	1,731	1,629
Telecommunication networks	3,057	3,256
Land and Buildings	1,227	2,448
Other	711	818
Construction in progress	2,069	2,140

Total	36,459	37,155

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2004 and 2003, utility plant includes assets to be relinquished, primarily hydroelectric, with a net book value of approximately euro 2,754 million and euro 2,800 million, respectively. Italian law (Decree 79/99 applying European Commission Directive 92/62 regarding the electricity market) established the expiration date for concessions relating to large reservoirs managed and operated by the Company. The concessions will expire thirty years after the decree became effective, thus in 2029. Moreover, Law no. 340 dated November 24, 2000, extended to 2020 concessions regarding State property used for thermal generation activities. At such dates, all water catchment plant, control equipment, high pressure pipes and drainage pipes must be transferred to the State in good working order if the concession is not renewed. This is achieved through annual maintenance activities. Therefore, the depreciation of the assets to be relinquished has been calculated on the basis of the lesser of the duration of the concession or the residual useful lives of the assets.
      The same decree also provides the possibility for the autonomous provinces of Trento and Bolzano to choose a different expiration date for hydroelectric concessions, currently in 2010.
      The expiration of concessions for hydroelectric plants of the Viesgo Group varies between 2032 and 2065.
      The following reflects changes in utility plant (millions of euro):

		December 31, 2003				December 31, 2004

				Reclass.				Reclass.
				retirem.	Net			retirem.	Net
	January 1, 2003		Depre-	and other	book		Depre-	and other	book
	Net book value	Addition	ciation	mov.	value	Addition	ciation	mov.	value

Generating Plant:
Hydroelectric	4,809	35	(249)	(16)	4,579	56	(249)	(14)	4,400
Thermal	7,739	293	(741)	116	7,407	196	(756)	32	6,879
Geothermal and other renewable sources	900	35	(116)	213	1,032	23	(119)	150	1,086
Transmission line	3,326	54	(139)	530	3,771	78	(152)	251	3,948
Distribution electricity network	11,720	1,119	(1,018)	(117)	11,704	1,242	(609)	745	13,082
Telecommunication networks	3,248	515	(690)	183	3,256	492	(742)	51	3,057
Land and buildings	2,445	9	(95)	89	2,448	32	(63)	(1,190)	1,227
Other	904	116	(209)	7	818	114	(198)	(23)	711
Construction in progress	2,442	1,447	—	(1,749)	2,140	1,285	—	(1,356)	2,069

Total	37,533	3,623	(3,257)	(744)	37,155	3,518	(2,888)	(1,326)	36,459

      In 2004, the economic useful life of medium and low-voltage distribution lines owned by Enel Distribuzione was reviewed. The review extended the Italian distribution networks’ useful life to approximately 30 to 40 years in line with historical experience and international practice. The application from January 1, 2004 of lower depreciation rates for such assets resulted in an euro 518 million reduction in ordinary depreciation as compared with 2003, which was calculated on higher depreciation rates. Comparability with the previous year is influenced by this change in estimate.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
assets’ economic useful lives, specifically with regards to the plants forming the Terna Grid (lines and stations) and the linked facilities (remote management and control). The application of lower depreciation rates for such assets resulted in a euro 104 million reduction in the ordinary depreciation as compared to 2002 which was calculated on higher depreciation rates.
      Reclassifications, retirements and other movements include the effect on utility plant net book value of the change in ENEL’s structure in 2004 due to the following reasons:

•	the acquisition of the companies operating in the gas market (Sicilmetano, Ottogas and Italgestioni) and disposal of Aimeri (waste management), contributing to an increase in tangible assets of euro 78 million;

•	consolidation of Wisco, resulting in an increase in tangible assets of euro 12 million;

•	the acquisition by EUFR of some generation companies, resulting in an increase in tangible assets of euro 31 million;

•	the acquisition of certain North American generation companies, determining an increase in Enel North America’s tangible assets of euro 27 million.
      The amount of reclassifications, retirements and other movements in 2004 in the above table also includes current divestments of euro 134 million, write-downs totalling euro 78 million and negative net changes in scope of consolidation of euro 1,114 million, of which euro 1,262 million due to the sale of NewReal. Write-downs mainly relate to telecommunication equipment disposed during 2004 following the implementation of re-settlement and development plans of generation activity associated with electricity network (euro 57 million), to plant parts no longer usable following the starting of conversion activities at the Santa Barbara thermoelectric plant (euro 8 million) and to old meters owned by Spanish distribution companies (euro 9 million). Other changes consist primarily of current disposals amounting to euro 124 million and adjustments amounting to euro 17 million resulting from the translation of amounts expressed in currencies other than euro (mainly Brazilian Reais and US dollars).
      Reclassifications, retirements and other movements in 2003 include the effect on utility plant net book value of the change in ENEL’s structure in 2003 due to the following reasons:

•	the disposal of Interpower, which resulted in the deconsolidation of fixed assets amounting to euro 450 million;

•	the deconsolidation of CESI resulting in a decrease in net book value of euro 55 million;

•	the acquisition of the EUFR resulting in an increase in net book value of euro 169 million;

•	the acquisition of Maritza resulting in an increase in net book value of euro 55 million.
      The amount of reclassifications, retirements and other movements in 2003 in the above table also includes current divestments of euro 252 million, write-downs totaling euro 211 million and adjustments relating to capital grants recorded in previous years of euro 60 million.
      Additionally, as discussed in Note (2), revaluations made pursuant to the 2004 Budget Law (Law no. 350 dated December 24, 2003) resulted in a euro 41 million increase in the gross book value of assets during the year ended December 31, 2003.
      The Company is in the process of converting the Torre Valdaliga Nord generation plant from fuel oil to coal. The financial effects reflected in the Consolidated Financial Statements as of and for the years ended December 31, 2004 and 2003 are as follows:

•	write-downs in the net book value of assets of euro 133 million in 2003;

•	accruals for expected dismantling and restoration costs of euro 4 million and 58 million accrued during the years ended December 31, 2004 and 2003, respectively (euro 6.6 million of the December 31, 2003 accrual was used in 2004);

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	capitalized costs of euro 28 million as of December 31, 2004 and 2003.
      The Company is in the process of converting the Santa Barbara generation plant from fuel oil to gas. The Company obtained the authorization for the conversion from the Ministry of Productive Activities in 2004, and will begin the conversion process in 2005. The financial effects reflected in the Consolidated Financial Statements as of and for the year ended December 31, 2004 are as follows:

•	write-downs in the net book value of assets of euro 8 million;

•	accruals for expected dismantling and restoration costs of euro 9 million;

(7)	INTANGIBLE ASSETS
      Intangible assets as of December 31, 2004 and 2003 were as follows:

	2004	2003

	(millions of euro)
Goodwill	6,586	8,313
Concessions, licenses, trademarks and similar rights	2,563	2,707
Extraordinary contribution for Electricity Industry Pension Fund	1,333	1,422
Patents and intellectual property rights	423	489
Other	629	645

	11,534	13,576

      The amortization of intangible assets for the years ended December 31, 2004, 2003 and 2002 amounts to euro 1,289 million, euro 1,253 million and euro 1,142 million, respectively.
      Goodwill is detailed as follows:

	December 31, 2004			December 31, 2003

		Accumulated			Accumulated
		amortization	Net		amortization	Net	Amorti-
	Historical	and write-	book	Historical	and write-	book	zation
	cost	downs	value	cost	downs	value	period

	(millions of euro)
Telecommunications	9,771	4,682	5,089	9,771	3,011	6,760	15 years
Viesgo	757	114	643	757	76	681	20 years
Gas sector	735	160	575	701	111	590	15 years
ENA and ELA	168	33	135	168	24	144	20 years
Maritza	16	2	14	16	1	15	20 years
Enel Union Fenosa Ren	130	6	124	123	—	123	20 years
Wisco	7	1	6	—	—	—	5 years

	11,584	4,998	6,586	11,536	3,223	8,313

      At December 31, 2004 and 2003, goodwill for the telecommunications segment includes primarily the net amount of the goodwill paid in March 2001 for the acquisition of Infostrada (net of impairment charges) for euro 3,326 million (euro 4,836 million as of December 31, 2003), the net amount of goodwill paid in July 2000 for the acquisition of a 5.63% share in WIND for euro 403 million (euro 441 million as of December 31, 2003); the net amount of goodwill paid in July 2003 for the acquisition of a 26.6% share in WIND for euro 1,244 million (euro 1,355 million as of December 31, 2003) and the net amount of goodwill paid in 2002, for the acquisition of certain of BLU’s assets for euro 101 million (euro 109 million as of December 31, 2003).
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
discounted cash flows, to the book value of the telecommunications segment. This resulted in the determination of an impairment in value of euro 1,511 million that was deemed to be other than temporary and was recognized as an extraordinary charge in the 2002 Consolidated Statement of Income.
      The carrying value of the telecommunications sector at December 31, 2004 reflects the alignment to its market value for an amount of euro 1,116 million and was recognized as an extraordinary charge in the 2004 Consolidated Statement of Income.
      Goodwill for the gas sector mainly relates to the acquisitions in 2002 of gas distributors (Camuzzi and other minor companies) of euro 597 million. Such goodwill, mainly related to the customer base acquired, is amortized over 15 years, deemed appropriate in view of current and expected performances of the business and in view of the fact that sales activities are not directly connected to the expiration terms of licenses for the distribution of gas. Additional goodwill recorded in 2004 related to the gas sector results from the acquisitions of the Sicilmetano Group, Ottogas Group and Italgestioni Group which generated goodwill of euro 29 million. Goodwill related to the 2004 acquisitions is also amortized over 15 years, a term deemed in line with current and expected results of such activities.
      Goodwill relating to electricity generation activities (Viesgo, Enel North America, Enel Latin America, Maritza and EUFR) is amortized over 20 years, deemed in line with the activity and business plan.
      The acquisition in 2004 of a 51% stake in Wisco, a company operating in the water sector born from the spin-off of former associate En.Hydro, generated goodwill of euro 7 million, and is being amortized over 5 years.
      Concessions, licenses, trademarks and similar rights include costs incurred by WIND to participate in the auction for the awarding of a license for the installation and operation of third generation mobile telecommunications systems (UMTS — IMT 2000) as well as license registration costs. The original cost amounts to euro 2,447 million, amortized over the residual life of the license. The initial 15-year license issued by the Authority for Telecommunications on January 10, 2001 was extended in 2002 to a 20-year period, effective January 1, 2002. Amortization started on January 1, 2003 following the testing of the service in some areas. The amortization expense for the years ended December 31, 2004 and 2003 amounted to euro 129 million. Concessions, licenses, trademarks and similar rights also include approximately euro 304 million relating to costs incurred by Infostrada (now part of WIND) to acquire concessions for the use of international circuits and for the usage and passage rights provided for in the contract signed in 1998 with Ferrovie dello Stato (State Railways), regulating the use of the related fiber optic network. The right of access to the network is amortized on the basis of the duration of the same (29 years). The right to use the existing optical fiber network is amortized over 20 years. The balance as of December 31, 2004, also includes various other concessions, licenses, trademarks and similar rights for approximately euro 70 million (euro 71 million as of December 31, 2003).
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
      Patents and intellectual property rights primarily relate to costs incurred by WIND, Enel Distribuzione, and Enel.it for the acquisition of proprietary and licensed software. The main expenditure in 2004 was concentrated on software for running the network, billing process and customer services, the development of Internet portals and administrative systems. Amortization is calculated on a straight line basis over the expected residual useful life of the assets (normally between 3 and 5 years).
      Other intangible assets mainly relate to leasehold improvements made by telecommunications companies on technical sites; costs incurred on projects of various nature, such as start-up costs incurred by Maritza in

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
2003 (euro 34 million, amortized over 18 years, equal to the term of the concession under which the plant is operated), the development of a cartography system for the electricity distribution networks, the creation of a remote meter management system and of NT-Unix applications, the implementation of new operating systems and leasehold improvements on technical sites in the Telecommunications sector, in addition to costs incurred in the acquisition of rights deriving from two contracts for the construction of waste-to-energy plants; costs of advertising campaigns carried out to support new telecommunications services and trademarks and software development costs. Other intangible assets are amortized over a period which correlates to the estimated useful life of the related asset, unless otherwise determined by contract.
      Accumulated amortization and write-down of goodwill, concessions, licenses, trademarks and similar rights and the extraordinary contribution related to the suppression of the electricity industry pension fund, amount to euro 4,998 million, euro 364 million and euro 511 million, respectively, as of December 31, 2004, and euro 3,238 million, euro 215 million and euro 422 million, respectively, as of December 31, 2003. The amortization of goodwill, concessions, licenses, trademarks and similar rights and the extraordinary contribution related to the suppression of the electricity industry pension fund, amounts to euro 655 million, euro 149 million and euro 89 million, respectively, for the year ended December 31, 2004, and euro 593 million, euro 149 million and euro 89 million, respectively, for the year ended December 31, 2003. In 2002 and 2004, respectively, extraordinary charges included the mentioned write-downs of goodwill related to WIND for euro 1,511 million and euro 1,116 million.

(8)	INVESTMENTS
      Investments as of December 31, 2004 and 2003 are as follows:

	2004	2003

	(millions of
	euro)
Investments in unconsolidated subsidiaries	54	—
Investments in affiliates	179	244
Investments in other companies	69	91

	302	335

      Investments in unconsolidated subsidiaries as of December 31, 2004, relate to Idrosicilia (euro 14 million), for which an agreement for the disposal of the controlling interest has been signed; Acque di Calabria (euro 18 million), acquired on November 30, 2004 and to be disposed of and Delta (euro 22 million), acquired on December 29, 2004, operating in the telecommunication services market.
      Investments in affiliates as of December 31, 2004 primarily include a 49% ownership in Immobiliare Foro Bonaparte (euro 95 million) following a contribution by ENEL in 2001 of real estate property and a 49% ownership in Leasys (euro 13 million) following a contribution by ENEL in 2001 of vehicles leasing and company fleet management activities. The decrease with respect to December 31, 2003 is primarily due to the combination of the following factors: ENEL’s share of losses of Leasys (euro 24 million) and Compagnia Porto Civitavecchia (euro 7 million); adjustment of the equity investment in Immobiliare Foro Bonaparte due to the distribution of part of the share premium reserve (euro 8 million); a change in accounting for the investment in Wisco (formerly En.Hydro) (euro 15 million as of December 31, 2003) which is consolidated starting from 2004 (previously accounted for under the equity method).
      Investments in affiliates as of December 31, 2003 primarily include a 49% ownership in Immobiliare Foro Bonaparte (euro 103 million) and a 49% ownership in Leasys (euro 37 million). The decrease with respect to December 31, 2002 is primarily due to the combination of the following factors: ENEL’s share of losses of Leasys (euro 72 million); adjustment of the equity investment in Immobiliare Foro Bonaparte due to dividends received and the distribution of part of the share premium reserve (euro 11 million); the acquisition for euro 15 million of a 25.5% share in Hydroitalia, subsequently renamed En.Hydro; a change in accounting

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
for the investment in CESI (euro 10 million as of December 31, 2003) which was consolidated in 2002 and now is accounted for using the equity method as a result of a reduction in the interest held.
      Investments in other companies mainly include a 7.28% share (euro 16 million and euro 32 million as of December 31, 2004 and 2003, respectively) of Echelon Company, acquired in the context of the digital meter project and listed in the United States, a 12.5% share of LaGeo SA (euro 25 million and euro 26 million as of December 31, 2004 and 2003, respectively), an electricity generation company from renewable resources in El Salvador, and a 1% share of Red Eléctrica Española (euro 15 million as of December 31, 2004 and 2003).

(9)	OTHER NON-CURRENT ASSETS
      At December 31, 2004 and 2003, other non-current assets include euro 1,500 million relating to the amount receivable by the Parent from a primary Italian bank in the context of the renegotiation of a euro 1,500 million facility extended in 2001 to Infostrada (now part of WIND). The facility has been assigned from the original lenders to a primary Italian bank that agreed to provide financing at a lower interest rate against a guarantee deposit of the same outstanding amount of the facility provided by Enel S.p.A. On such deposit, ENEL receives interest at the same rate applicable to the facility net of a fee paid to the bank.
      In addition, other non-current assets also include loans to employees of euro 101 million (euro 111 million as of December 31, 2003), loans of euro 75 million (due in 2010) due from Excelsia Otto, emerging from the sale in 2004 of NewReal to Deutsche Bank and other long-term receivables of euro 200 million (euro 154 million as of December 31, 2003).

(10)	DEBT
Long-Term Debt
      The Company’s consolidated long-term debt balances, including current maturities, as of December 31, 2003 and 2004, and the related maturity schedules are as follows:

		Balance at	Balance at	Current	Long-term maturity
	Maturity	Dec. 31,	Dec. 31,	maturity
Summary by type of debt instrument	range	2003	2004	2005	2006	2007	2008	2009	After	Total

					(millions of euro)
Fixed — rate listed bonds	2005-2033	7,178	7,208	745	225	—	1,000	—	5,238	6,463
Floating — rate listed bonds	2006-2010	602	402	—	166	—	50	86	100	402
Fixed — rate bonds not listed	2005-2008	181	188	70	45	—	73	—	—	118
Floating — rate bonds not listed	2005-2032	1,774	1,853	21	21	22	21	330	1,438	1,832
Fixed — rate bond EU	2005-2010	153	116	38	36	31	9	1	1	78
Floating — rate bonds EU	2005-2009	11	9	3	3	1	1	1	—	6
Fixed — rate bank loans	2005-2014	103	89	18	10	8	6	5	42	71
Floating — rate bank loans	2005-2024	8,319	8,155	314	1,869	688	997	1,248	3,039	7,841
Fixed — rate EU Loans	2005-2009	166	121	36	30	30	12	13	—	85
Floating — rate EU Loans	2005-2018	3,363	3,307	106	267	295	394	408	1,837	3,201
Other financings	2005-2026	166	158	14	13	12	10	12	97	144

Total		22,016	21,606	1,365	2,685	1,087	2,573	2,104	11,792	20,241

      Long-term debt as of December 31, 2004 includes bond issues guaranteed by the Italian State of euro 1,412 million (euro 1,375 million as of December 31, 2003) and bank loans guaranteed by the Italian State of euro 133 million (euro 185 million as of December 31, 2003).
      The decrease in long-term debt of euro 410 million is mainly due to principal repayments of euro 4,431 million, partially offset by new borrowings of euro 3,986 million, and euro 13 million of long term debt assumed with the acquisition of Sicilmetano and Italgestioni.
      Principal repayments made during 2004 primarily included euro 2,000 million of financing obtained by Enel Investment Holding BV in 2001 and due in June 2004, euro 1,000 million obtained by Enel SpA in 1999

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and due in October 2004, euro 200 million obtained by Camuzzi Finance in 1999 and due in July 2004, and repayments of other debts that fell due during the year.
      In the context of the Medium Term Notes program, on May 6, 2004, two series of bonds of euro 750 million each and having 7 and 20-year maturities were issued. The terms of the issues are summarized in the table below.

	7-year bonds	20-year bonds

Amount	euro 750 million	euro 750 million
Repayment	In full on May 20, 2011	In full on May 20, 2024
Coupon	4.125%	5.25%
Issuance price	99.553	98.586
Early repayment	Not permitted	Not permitted
Listed in	Luxembourg	Luxembourg
      As part of the same program, in 2004, Enel Investment Holding BV issued through private placement a bond issue denominated in euro for a principal amount of euro 150 million.
      Additionally, on October 12, 2004, Terna issued two series of bonds, one of euro 600 million with a 10 year maturity and one of euro 800 million with a 20 year maturity. The terms of the issues are summarized in the table below.

	10-year bonds	20-year bonds

Amount	euro 600 million	euro 800 million
Repayment	In full on October 28, 2014	In full on October 28, 2024
Coupon	4.25%	4.90%
Issuance price	99.968	99.624
Early repayment	Not permitted	Not permitted
Listed in	Luxembourg	Luxembourg
      The remaining new borrowings in 2004 consists primarily of euro 450 million of funds drawn by WIND on two Facility Agreements underwritten with a pool of banks on September 28, 2001 and December 4, 2001 to finance capital expenditure on its telecommunications network. These credit facilities were utilized for euro 6,311 million as of December 31, 2004 and for euro 6,261 million as of December 31, 2003. Such credit lines expire at the end of 2010 and are subject, for the full duration of their term, to equity, debt and financial ratio covenants according to which the availability of funds and the applicable spread on Euribor are determined. The Company satisfied all such covenants as of December 31, 2004 and 2003.
      With regards to secured loans extended by banks, first and second degree liens were recorded on the entire capital stock of companies IT-net Srl, Italia On Line Srl and Mondo WIND Srl, Enel.Net, controlled by WIND Telecomunicazioni SpA, as well as the entities TSN and Novatrans, controlled by Terna.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Long-term debt, including current maturities, by currency, is as follows:

		At December 31, 2004		At December 31, 2003

		Average	(millions of	Average	(millions of
Currency	Maturity	Interest Rate	euro)	Interest Rate	euro)

Euro	2005-2033	3.62%	20,769	4.03%	21,348
U.S. Dollar	2005-2026	7.60%	213	7.59%	188
British Pound	2007-2033	5.98%	64	6.16%	67
Swiss Franc	2007-2009	6.78%	30	6.87%	40
Japanese Yen	2005-2010	1.60%	141	1.80%	149
Brasilian Real	2016	12.51%	332	14.50%	163
Other currencies	2012-2024	9.35%	57	8.12%	61
Non-Euro Currency			837		668

Total Long-Term Debt			21,606		22,016

      As of December 31, 2004 and 2003 approximately 64% of the Company’s long-term debt was linked to floating-rates. To reduce exposure to interest rate mix, the Company entered into interest rate derivatives transactions for a total nominal value of euro 10,379 million (euro 9,479 million as of December 31, 2003), of which euro 9,632 million is in the form of interest rate swaps (euro 8,580 million as of December 31, 2003), euro 687 million is in the form of interest rate collars (euro 873 million as of December 31, 2003) and euro 60 million is in the form of swaptions (euro 26 million as of December 31, 2003). Considering the above-mentioned hedging contracts, appropriately weighting the notional amount of the interest rate collars, the residual amount of debt still exposed to the risk of floating-rates was approximately 41% of total long-term debt as of December 31, 2004 (34% as of December 31, 2003).
Short-Term Debt
      The Company maintains committed revolving lines of credit with maximum borrowing limits aggregating euro 4,000 million and uncommitted lines of credit and other short-term borrowing agreements with banks with maximum borrowing limits aggregating approximately euro 2,999 million as of December 31, 2004. These agreements provide for interest charges based on prevailing market conditions. As of December 31, 2004 and 2003, the average interest rate on short-term borrowings was 2.21% and 2.24%, respectively.
      As of December 31, 2004 and 2003, euro 2,562 million and euro 3,171 million, respectively, in borrowings from banks were outstanding. Short-term bank debt includes the use of revolving credit lines of euro 400 million as of December 31, 2004.
      In December 2003, a new euro 3 billion revolving credit line was extended, of which euro 1 billion expired in 2004. As of December 31, 2004, the remaining euro 2 billion, expiring in December 2008, had not been utilized. In the context of a financial policy aimed at diversifying sources of financing and at reducing the cost of funding, in 2001, Enel Investment Holding BV established a Commercial Paper Program, guaranteed by the Parent, for euro 1,500 million. In May 2004, the Program was increased to a maximum of euro 2,500 million. As of December 31, 2004, euro 2,487 million of commercial paper was outstanding under such program (euro 1,457 million as of December 31, 2003) and consists of euro 1,817 million (denominated in Euro), euro 361 million (denominated in US Dollars), euro 186 million (denominated in British Pounds), euro 66 million (denominated in Yen), euro 31 million (denominated in Canadian Dollars) and euro 26 million (denominated in Swiss Francs). The currency risk related to debt denominated in other than euro was fully hedged through a currency swap entered into at the time of issuance.

(11)	RESERVE FOR PENSIONS AND SIMILAR OBLIGATIONS
      As of December 31, 2004 and 2003, euro 397 million and euro 399 million, respectively, are accrued related to the present value of future liabilities connected with trade union agreements regarding a

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
supplemental pension fund for managers participating in this supplemental pension fund program. From April 1, 1998, the reserve relates only to retired managers. The managers currently employed are covered by the FONDENEL Fund.
      The agreement between ENEL and FNDAI (National Federation of Industrial Managers), signed on January 23, 1998, led to the establishment of a Company sponsored pension fund known as FONDENEL, which is managed externally. It differs from the previous pension plan, which was based on defined benefits, in that it is now a defined contribution plan.
      Viesgo employees are entitled to retirement and post-retirement benefits similar to Italian employees, of which euro 51 million and euro 44 million are accrued as of December 31, 2004 and 2003, respectively.
      The reserve also includes euro 23 million and euro 19 million, respectively, as of December 31, 2004 and 2003, which covers payments in lieu of notice at the date of retirement, to existing employees who have, among other conditions, worked at least 35 years, in accordance with collective labor contracts and current union agreements.

(12)	DEFERRED TAX ASSETS AND LIABILITIES
      Changes in deferred tax assets, detailed for temporary differences and determined by using the applicable tax rate (IRES 33% and IRAP 4.25%), both current non-current portions, are as follows.

		Consolidated
	At December 31,	Statement	Other	At December 31,
In millions of euro	2003	of Income	movements	2004

Write downs of intangible and tangible assets	76	6	(1)	81
Provisions for risks and charges and write-downs with deferred tax deductibility	678	169	(148)	699
Tax losses carry forwarded	941	(55)	19	905
Investments write-downs	113	164	19	296
Consolidation adjustments and other movements	230	33	95	358

	2,038	317	(16)	2,339

Less non current portion	(1,532)			(1,257)

Deferred tax assets, current portion	506			1,082

      The current portion of deferred tax assets represents the amount calculated on temporary differences which are expected to expire within 12 months from the balance sheet date.
      The total deferred tax assets increase of euro 301 million relates mainly to the increase of euro 183 million relating to investment write-downs; a deferred tax asset on intercompany transactions adjusted on consolidation with an effect of euro 128 million, and net decrease of euro 36 million of deferred tax assets on tax losses carry forward mainly related to WIND. In particular, in 2004, euro 192 million of deferred tax assets on tax losses carry forward have been deemed not realizable, while euro 106 million have been recognized on the tax losses carry forward for 2004 (euro 207 million in 2003).
      Total deferred tax assets relating to tax losses carry forward amount to euro 905 million (euro 859 million as of December 31, 2003), of which euro 763 million relates to WIND. Of this, euro 174 million pertains to losses that may be carried forward indefinitely, while the remaining portion expires between 2005 and 2009.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Changes in deferred tax liabilities, detailed for temporary differences and determined on the applicable tax rate (IRES 33% and IRAP 4.25%), are as follows.

		Consolidated
		Statement
	At December 31,	of Income	Other	At December 31,
In millions of euro	2003	2004	movements	2004

Additional depreciation	1,060	213	19	1,292
Extraordinary contribution to FPE recognized over 20 year basis	467	(29)	—	438
Accelerated depreciation recognized by subsidiaries in the tax filing only	603	191	1	795
Gains on disposal	131	(25)	(8)	98
Tax effect on allocation of consolidation differences to the net assets	50	(1)	12	61
Other movements	204	16	(21)	199

Total	2,515	365	3	2,883

      The provision includes deferred taxes relating primarily to accelerated depreciation recorded exclusively for tax purposes, capital gains for which taxation is deferred and income tax expense for the current year. Starting with 2004, the provision also includes the tax effect connected with the elimination of tax-related interferences carried out by consolidated companies in accordance with new company and tax regulations.
      The provision includes also deferred taxes calculated on adjustments made to the accounts of consolidated companies to bring them into line with the accounting principles adopted by the Parent Company and consolidation adjustments. Changes in the period include accruals amounting to euro 365 million, representing mainly the accelerated depreciation recorded exclusively for tax purposes.

(13)	OTHER NON-CURRENT LIABILITIES
      Other non-current liabilities were as follows as of December 31, 2004 and 2003:

	2004	2003

	(millions of euro)
Litigation and contingent liabilities reserves	1,283	1,443
Minority Interest	1,131	191
Reserve for early retirement	295	40
Payable to Ferrovie dello Stato for telecommunication network	202	233
Payable to Treasury for UMTS license	181	217
Substitute tax on revaluations (Law 350/2003)	—	228
Other	114	266

	3,206	2,618

      Litigation and contingent liabilities reserves include euro 382 million to cover uncertainties, contingencies and potential liabilities from current legal proceedings (primarily relating to supply contracts, labor disputes and plant operations) of a determinate nature that, according to ENEL’s internal and external legal advisors, are reasonably estimable and for which the Company believes an unfavorable outcome to be probable. An additional amount of euro 77 million has been accrued in the year ended December 31, 2004. The reserve does not take into account the effects of proceedings in which a favorable outcome is expected or those in which an adverse outcome cannot be reasonably estimated. Further information regarding litigation and contingent liabilities is provided in Note 22.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The reserve also covers additional estimated liabilities and charges of various nature, connected mainly to the operation and conversion of plants, penalties and other charges on engineering contracts, litigation with local administrations for taxes and fees of various nature. Specific items included as of December 31, 2004 are euro 50 million related to costs associated with the eventual issuance of stock under the stock option plan, euro 31 million related to the probable unfavourable outcome regarding litigation with the Authority over the use of network by the Parent Company to import energy (congestion fee), euro 27 million for penalties and risks on engineering contracts, euro 51 million for charges relating to the operation of generation plants, euro 32 million as an estimate of damages in excess of insurance coverage and euro 13 million of costs related to plant conversions.
      As of December 31, 2003, the balance included euro 194 million related to contributions due on revenues from telecommunications services. On June 8, 2004, the European Court of Justice readdressed the inquiry made by the Tribunale Amministrativo del Lazio (the competent Italian authority) related to the claim made by Italian telecommunications operators regarding contributions due on revenues from telecommunications services. Regarding this claim, the European Court of Justice formally ruled on June 8, 2004 that the Italian law requiring the payment of such fees is not compliant with European regulations regarding such matters. Based on this information, the accrual was reversed in 2004 and recorded as other income. Other accruals accounted for during 2003, relate mainly to penalties and risks on engineering contracts of euro 8 million, charges relating to the operation of generation plants of euro 179 million, and an estimate of damages in excess of insurance coverage of euro 26 million.
      Minority interests as of December 31, 2004 primarily relate to Terna for euro 918 million (wholly owned in 2003), to Maritza for euro 101 million (euro 93 million as of December 31, 2003) and other minorities for euro 112 million (euro 98 million as of December 31, 2003).
      The reserves for early retirement relate to programs to reduce headcount and represent certain amounts which have been agreed with employees and certain amounts which the Company believes will be agreed with employees.
      In 2001, WIND bought a 20-year license for the installation and operation of third generation mobile telecommunications system (UMTS — IMT 2000) for euro 2,447 million, of which euro 181 million is due in the years from 2006 to 2010 (euro 36 million is due in 2005 and is classified in other current liabilities).
      The payable to Ferrovie dello Stato relates to the usage and transmission rights of the fiber optic network (euro 30 million is due in 2005 and is classified in other current liabilities).
      The amount included in Substitute tax on revaluations (Law 350/2003) relates to the revaluation of assets carried out in the statutory accounts of the main Italian ENEL companies. As of December 31, 2004, amounts due are paid in full.
      Other includes long-term trade and other payables.

(14)	SHAREHOLDERS’ EQUITY
Share Capital
      In accordance with the resolution of the Shareholders’ Meeting held on May 25, 2001, the capital stock of the Parent was restated in euro (bringing the nominal value of each share from lire 1,000 to euro 0.50). At the same date, the shares were subject to a reverse split in a ratio of one share with nominal value euro 1 for every two shares of nominal value euro 0.50, effective July 9, 2001. Following such operations, the capital stock was composed of 6,063,075,189 ordinary shares with a nominal value of euro 1 each. As a result of rounding, the capital stock was decreased from euro 6,263 million to euro 6,063 million, with the balance of euro 200 million transferred to the Legal reserve. In 2004, 40,446,675 of stock options were exercised in conjunction with the 2002 and 2003 Stock Option Plans. The exercise of the stock options increased

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
shareholders’ equity by a total of euro 241 million, consisting of euro 41 million increase in share capital and euro 200 million increase in additional paid in capital.
      At December 31, 2004 and 2003, on the basis of the Shareholders’ Register and information available, there are no shareholders with an ownership interest in the Company greater than 2% of the capital stock of the Company other than the MEF. At December 31, 2004, the MEF holds 31.45% of the capital stock and Cassa Depositi e Prestiti SpA (a company controlled by the MEF) holds 10.28% of the capital stock. At December 31, 2003, the MEF held 61.0% of the capital stock directly or through its controlled entity Cassa Depositi e Prestiti.
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
Retained Earnings
      As provided by Italian law, dividends may only be paid out of the statutory retained earnings, plus its distributable reserves and statutory net income for the current year, net of the amount to be allocated to the legal reserve in the subsequent year. The legal reserve may not be distributed. Approximately euro 2,719 million was available for dividends as of December 31, 2004.
      On November 25, 2004, Company paid an interim dividend of euro 0.33 per share to holders of record as of November 22, 2004, for a total amount of euro 2,014 million. On June 24, 2004, the Company paid a dividend of euro 0.36 per share to holders of record as of June 21, 2004, for a total amount of euro 2,195 million. On June 26, 2003 Company paid a dividend of euro 0.36 per share to holders of record as of June 23, 2003, for a total amount of euro 2,183 million.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The reconciliation of shareholders’ equity and net income as reported in the statutory financial statements to those reported in the consolidated financial statements is as follows:

	Net Income			Shareholders’ Equity

	2004	2003	2002	2004	2003	2002

	(millions of euro)
Per Parents’ statutory financial statements	7,272	607	2,045	15,301	11,997	13,573
Effects of consolidating the financial statements of the Subsidiary Companies	(151)	2,192	(370)	9,111	9,576	7,358
Elimination of intra-group gains and other	(4,415)	(290)	(27)	(4,565)	(449)	(159)

Per consolidated financial statements	2,706	2,509	2,008	19,847	21,124	20,772

      In 2004, 2003, and 2002 the elimination of intra-group gains relates mainly to the gains on disposal of entities sold to other controlled companies as well as the elimination of margins earned on captive generation plant construction activities.

(15)	OPERATING REVENUES
      Operating revenues for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002

	(millions of euro)
Energy sales and transport	25,164	19,834	20,208
Electricity Equalization Fund contributions	17	179	187
Telecommunications services	4,168	3,959	3,642
Gas sales to end users	1,374	1,254	780
Other:
— Connections, inspections and repositioning services	675	684	645
— Other operating revenues	5,091	5,407	4,515

Total other	5,766	6,091	5,160

	36,489	31,317	29,977

      Revenues from energy sales and transport increased from 2003 to 2004 by euro 5,330 million mainly due to the start of operation of the Single Buyer in April 2004 (see Note 2). Other changes include an increase in sales on the free market of euro 508 million, revenues for dispatching services and capacity payment of euro 627 million (included in the tariff framework starting in 2004), and an increase in sales outside of Italy of euro 283 million. The increase was partially offset by a decrease in energy sales on the regulated market in Italy of euro 1,296 million related to the opening of the free market.
      The decrease in electricity equalization fund contributions relates to the fact that contributions for the year ended December 31, 2003 include euro 102 million relating to costs incurred for green certificates in 2002 which were reimbursed to ENEL in 2003 and euro 68 million related to contributions recognized on previous years’ electricity generated by plants falling under the incentives of CIP Resolution no. 6/92.
      Revenues from telecommunication services increased by euro 209 million from 2003 to 2004 due to market growth reported by WIND in the pre-paid mobile telephone segment, an increase in revenues from operations in Greece of euro 66 million, partly offset by a slight decline in revenues from fixed line telephone and internet services.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Revenues from the sale of natural gas to end users increased by euro 120 million from 2003 to 2004 mainly due to increased sales volume (increase of 16.7%). The acquisitions of the Sicilmetano Group and Ottogas in 2004 have increased revenues by euro 24 million.
      Other operating revenues for the year ended December 31, 2004 have decreased as compared to 2003 due to lower amounts of fuel trading of which euro 166 million decrease relates to gas and euro 539 relates to other fuel. The decrease in trading activity relates to the termination near the end of 2003 of the contract with Tirreno Power SpA and Edipower SpA. Other decreases relate to a decrease of euro 641 million in activity related to engineering and construction sectors, the termination of activity in the environmental sector (decrease of approximately euro 59 million), offset by proceeds from recognition of the right to the reimbursement of stranded costs related to costs of generation and natural gas imported from Nigeria sustained in 2000-2004 as determined by the Ministry of Productive Activities in the Decree dated August 6, 2004 (proceeds of euro 1,219 million), euro 194 million related to contributions due on revenues from telecommunications services previously accrued as of December 31, 2003 and reversed in 2004 due to the European Court of Justice’s formal rule on June 8, 2004 that the Italian law requiring the payment of such fees was not compliant with European regulations regarding such matters, an increase in volume generated by the very-high voltage transmission lines in Brazil (increase of euro 66 million), additional revenue generated by construction contracts in Oman and an increase in revenue generated by facility management activities (increase of euro 50 million).
      Other operating revenues for the year ended December 31, 2003 include: an awarding by the Authority of euro 147 million in prizes for the improvement in service quality achieved by Enel Distribuzione; the reimbursement of euro 410 million of charges previously recorded in 2002 related to the hydroelectric surcharge as a result of the issue by the Ministry of Productive Activities of a Decree dated September 10, 2003 establishing the terms for the reimbursement of the hydroelectric surcharge; euro 55 million resulting from the termination of a contract for the construction of a power plant in Libya; higher fees from the use of the national transmission network of euro 52 million due to a tariff increase and a higher volume of electricity transported; revenues generated by the initiation of service in 2003 of very-high voltage transmission lines in Brazil of euro 52 million and stronger Engineering and Contracting activities of Enelpower for third parties of euro 164 million.
      In 2004, sales in countries other than Italy amounted to euro 2,225 million (euro 2,036 million and euro 1,596 million in 2003 and 2002, respectively), of which euro 1,837 million were in Europe (euro 1,482 million and euro 1,085 million in 2003 and 2002, respectively), euro 71 million in the Middle East (euro 246 million and euro 363 million in 2003 and 2002, respectively) and euro 302 million in the Americas (euro 233 million and euro 91 million in 2003 and 2002, respectively).

(16)	PERSONNEL EXPENSES
      Personnel expenses for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	202

	(millions of euro)
Wages and salaries	2,372	2,440	2,554
Social security contributions	653	675	700
Employee termination indemnities	181	197	208
Employee pension and similar obligations	15	26	22
Other costs	94	102	105

	3,315	3,440	3,589

      Personnel expenses decreased by euro 125 million from 2003 to 2004 due to the effect of changes in the scope of consolidation and the reduction in headcount in the Sales, Infrastructure and Networks Division (in the electricity area).

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(17)	PURCHASED POWER, FUEL FOR THERMAL GENERATION AND MATERIALS AND SUPPLIES
      Purchased power, fuel for thermal generation and materials and supplies for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002

	(millions of euro)
Purchased power	10,465	4,620	4,802
Fuel for thermal generation	3,598	4,101	4,255

Total fuel and power	14,063	8,721	9,057

Materials consumption	1,255	1,733	1,975
Gas for distribution and fuel for trading	1,817	2,378	2,237

Total materials and supplies	3,072	4,111	4,212

	17,135	12,832	13,269

      The increase in the cost of purchased power reflects the start of operation of the Single Buyer in April 2004 (see Note 2).
      The decrease in the cost of fuel for thermal generation reflects mainly the change in the scope of activity following the disposal of Eurogen in 2002 and Interpower in 2003.
      The decrease in cost of materials is due to a decrease in the amount of activity of the engineering and construction sectors, as compared to 2003.
      The decrease in the purchases of gas for distribution and fuel for trading is related to a decline of fuel purchased for trading.

(18)	SERVICES AND RENTALS EXPENSES
      Services and rentals expenses for the years ended December 31, 2004, 2003 and 2002 were as follows:

	2004	2003	2002

	(millions of euro)
Electricity transmission fees	1,069	912	1,399
Interconnections and roaming	1,346	1,381	1,426
Other services	2,155	2,197	2,164

Total services	4,570	4,490	4,989
Rentals and leases	766	734	721

	5,336	5,224	5,710

      The increase in the electricity transmission fees from 2003 to 2004 is substantially due to an increase in energy volume transported. On September 10, 2003, a legislative decree defining the parameters for the reimbursement of the hydroelectric surcharge was issued. According to its provisions, Enel Produzione and Enel Green Power recorded an overall benefit in 2003 of euro 410 million, equal to the charge recorded for the hydroelectric surcharge in the 2002 statement of income.
      Interconnections and roaming costs declined from 2003 to 2004 by euro 35 million as a result of the development of proprietary networks, allowing the reduction of traffic which was diverted to other operators. Roaming costs increased by euro 6 million, while interconnection costs decreased by euro 41 million.
      Interconnections and roaming costs declined from 2002 to 2003 by euro 45 million as a result of the development of proprietary networks, allowing the reduction of traffic which was diverted to other operators. Roaming costs declined by euro 32 million, while interconnection costs decreased by euro 13 million.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company has entered into various operating leases, primarily related to offices, vehicles and office equipment, used in the normal course of business. The original lease terms generally do not exceed six years in accordance with Italian law, but may be renewed upon expiration. Rental expense for significant leases totalled approximately euro 234 million, euro 194 million and euro 216 million for the years ended December 31, 2004, 2003 and 2002, respectively. Future rental payments are estimated to be euro 331 million in 2005, euro 322 million in 2006, euro 330 million in 2007, euro 337 million in 2008 and euro 346 million in 2009, respectively.

(19)	FINANCIAL INCOME AND EXPENSES
      Financial income for the years ended December 31, 2004, 2003 and 2002 was as follows:

	2004	2003	2002

	(millions of euro)
Interest income	107	98	100
Foreign exchange differences	203	270	152
Other	60	57	34

	370	425	286

      Financial expense for the years ended December 31, 2004, 2003 and 2002 was as follows:

	2004	2003	2002

	(millions of euro)
Interest and other charges on bonds	505	464	418
Interest and other charges on loans from banks and other financial institutions	453	547	510
Interest on short-term debt from banks and other financial institutions	99	148	200
Foreign exchange differences	198	268	159
Other	218	128	177

	1,473	1,555	1,464

      Net financial expense decreased by euro 27 million over the previous year mainly due to a reduction in the average cost of debt.

(20)	EXTRAORDINARY INCOME AND EXPENSES
      Extraordinary income for the year ended December 31, 2004 amounts to euro 1,151 million and consists of the following:

•	gain on the sale of a 50% share in Terna, placed on the market in June 2004, amounting to euro 860 million (inclusive of the share in net income for the 1st Half of 2004);

•	gain of euro 113 million related to the sale of NewReal;

•	adjustments of various nature relating to WIND, equal to euro 29 million;

•	reversal of euro 22 million from the Provision for restructuring costs, accrued in the previous year in the Real estate sector;

•	euro 26 million of adjustments on income taxes for the previous year resulting from the definition of the tax treatment of some items, following clarifications not issued at the time at which the 2003 financial statements were prepared;

•	capital gains of euro 11 million realized on the disposal of minor distribution networks;

•	other items amounting to euro 90 million.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Extraordinary expenses for the year ended December 31, 2004 amount of euro 1,969 million and consists of the following:

•	write-down of euro 1,116 million for consolidation differences related to the Telecommunication sector to align its carrying value with the market value implied in the bid considered by Enel’s Board of Directors in the meeting held on April 9;

•	charges on early retirement incentives of euro 435 million;

•	write-downs of euro 57 million for fixed assets no longer in use related to WIND;

•	costs incurred by Enel SpA related to the stock market placement of a 50% share in the capital of Terna, amounting to euro 52 million. The amount includes the provision of euro 16 million to recognize one additional share to be given for every 20 shares (one additional share for every 10 shares for Enel Group’s employees) purchased in the Italian public offer and owned for 18 months from such purchase and deposited with one of the Italian managers or any other member of Monte Titoli (“bonus share”);

•	adjustments to balance sheet items, amounting to euro 41 million, due to differences emerging upon the application of new corporate law and tax regulations;

•	adjustments of euro 39 million related to energy and gas transactions completed in the previous years;

•	charges on participation in the tax pardon law, amounting to euro 31 million;

•	adjustments, write-downs and other items of various nature relating to WIND, amounting to euro 26 million;

•	write-downs and related accruals of euro 21 million mainly related to the conversion of the plant in Santa Barbara;

•	charges of approximately euro 20 million relating to contractual obligations regarding the transfer of ENEL’s interest in Elettrogen to Endesa;

•	charges for guarantees given in connection with the sale of NewReal of approximately euro 20 million;

•	losses related to the sale of a branch of an entity in the water sector of approximately euro 12 million;

•	previous years’ taxes amounting to euro 9 million;

•	extraordinary charges of various nature, amounting to euro 90 million.
      The net extraordinary loss in 2004, net of tax effect, amounts to euro 639 million, reflecting different tax rates applicable to the single components of net extraordinary income.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      The net extraordinary income in 2003 net of tax effect amounts to euro 8 million, reflecting different tax rates applicable to the single components of net extraordinary income.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The net extraordinary income in 2002, net of tax effect of euro 1,067 million, reflects different tax rates applicable to the single components of net extraordinary income.

(21)	INCOME TAXES
      The provisions for income taxes for the years ended December 31, 2004, 2003 and 2002, were as follows:

	2004	2003	2002

	(millions of euro)
Italian Current income taxes	1,463	1,396	562
Foreign Income taxes	22	—	—
Deferred	48	(8)	357
Resizing of deferred taxes and deferred tax assets to changes in tax rates	—	(47)	(38)
Tax incentives on capital expenditure	—	—	(213)
Release of deferred tax provision following release of accelerated depreciation reserves and reversal of deferred provision as a result of revaluation of assets carried out in the statutory accounts by ENEL companies	—	(375)	(60)

	1,533	966	608

      The difference between the normal tax rate on income before taxes and the effective tax rate for the years ended December 31, 2004, 2003 and 2002 is due to the following factors:

	2004	2003	2002

Normal tax rate on income before taxes(a)	44.0%	45.0%	47.0%
Resizing of deferred taxes and deferred tax assets to changes in tax rates	—	(1.4)	(1.6)
Release of deferred tax provision following release of accelerated depreciation reserves and reversal of deferred provision as a result of revaluation of assets carried out in the statutory accounts by ENEL companies	—	(11.1)	(2.5)
Capital gains subject to 19% substitute tax and release of excess deferred taxes of companies sold	—	(4.8)	(37.1)
Adjustments of deferred tax assets and other impacts relating to WIND	(10.9)	—	23.2
Tax incentives on capital expenditure	—	—	(9.0)
Impact due to corporate operations in the gas sector	—	—	5.0
Foreign income taxes and other taxes	(1.8)	—	—
Permanent differences:
— on capital gains	(9.2)	—	—
— other	13.0	0.8	0.6

Effective tax rate	35.1%	28.5%	25.6%

(a)	The normal tax rate is estimated considering Italian Corporate income tax rate (IRES, which was replaced by IRPEG starting from 2004) of 33%, 34% and 36% for the years ended December 31, 2004, 2003 and 2002, respectively, and regional income tax rate (IRAP) of 4.25% for all years presented. In order to estimate the impact of IRAP (for which employee related costs, interest expense and certain other costs are not deductible) an estimate of the different tax base has been made based on historical trends. The impact of different tax rates used in foreign countries is reflected among other differences.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting and income tax purposes. Deferred tax assets have also been calculated on loss carry-forwards for tax purposes to the extent that their recovery is reasonably certain.
      Income taxes for the year ended December 31, 2004 benefited from the reversal of euro 474 million of net deferred tax liabilities mainly resulting from the reversal of deferred tax liabilities on subsidiaries’ impairment no longer owed due to the 2004 tax exemption on investments gain or losses, net of a reversal of deferred tax assets of euro 192 million following the new assessment of the recoverability of Telecommunication sector’s tax losses carry forward.
      Income taxes for the year ended December 31, 2003 benefited from the reversal of euro 375 million (contributing for 11.1 percentage points of the difference between the normal tax rate and the effective tax rate), resulting from the revaluation of assets carried out by main ENEL companies on certain classes of assets, limited to the spread between fiscal and ordinary accumulated depreciation. The carrying value of these assets in the statutory accounts as of December 31, 2003 is therefore now in line with that reported in the Consolidated Financial Statements. The amount of the revaluation is subject to a 19% substitute tax rate, while deferred taxes accrued on the difference between the carrying value in the statutory accounts (equivalent to the tax base) and that reported for consolidation purposes were calculated at the ordinary corporate tax rate. As a consequence, the portion of the deferred tax provision exceeding the amount of the substitute tax was reversed and accounted for as an offset item under 2003 income taxes. A further benefit equal to euro 164 million (contributing for 4.8 percentage points of the difference between the normal tax rate and the effective tax rate) arises from the taxation of the capital gain on the disposal of Interpower and local electricity distribution networks at the 19% substitute tax rate instead of the ordinary corporate tax rate. Finally, the adjustments made to deferred taxes to take into consideration the amended tax rate resulted in a euro 47 million net positive component.
      Income taxes for the year ended December 31, 2002 (contributing for 1.4 percentage points of the difference between the normal tax rate and the effective tax rate) benefited from the taxation of large capital gains (euro 2,772 million) at a 19% substitute tax rate instead of the ordinary corporate tax rate, in addition to the further benefit from the reversal of the surplus in deferred tax provisions accrued at the ordinary corporate tax rate on the temporary differences related to the assets and businesses sold during the year. Benefits deriving from tax incentives on capital expenditure (Tremonti-bis Law) for 2002 amounted to euro 213 million. This tax incentive was no longer applicable in 2003.
      Deferred tax assets recognized by WIND in 2004, 2003 and 2002, on the tax loss carry-forward for each of these years were euro 106 million, euro 207 million and euro 265 million, respectively. In 2004 and 2002, following the definition of a new business plan, deferred tax assets of euro 192 million and euro 269 million, respectively, were deemed no longer recoverable and were consequently written down.
      At December 31, 2004, income taxes for all fiscal years prior to 2000 have been settled by the Company with the Italian tax authorities.

(22)	COMMITMENTS AND CONTINGENCIES
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

Interest Rate Risk Management
      The Company enters into various types of interest rate contracts in managing its interest rate risk. The financial instruments utilized as of December 31, 2004 and 2003 were as follows:

	Notional amount

	2004	2003

	(millions of euro)
Interest rate swaps	9,632	8,580
Interest rate collars	687	873
Swaptions	60	26

Total	10,379	9,479

      The Company enters into interest rate derivatives, particularly interest rate swaps, with the purpose of decreasing the amount of debt subject to interest rate fluctuations and to smooth the cost of debt variability. Under interest rate swaps, the Company agrees with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to an agreed notional principal amount and agreed fixed or floating interest rates.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Foreign Exchange Rate Risk Management
      The Company enters into various types of foreign exchange contracts in managing its foreign exchange risk. The foreign exchange contracts utilized as of December 31, 2004 and 2003, were as follows:

	Notional amount

	2004	2003

	(millions of
	euro)
Forward exchange contracts relating to Commodity hedging	536	294
Forward exchange contracts relating to hedges of commercial paper	715	440
Forward exchange contracts relating to hedges of future cash flows	319	1,387
Other forward exchange contracts	215	153
Options	85	110

Total	1,870	2,384

      At December 31, 2004, the Company had outstanding euro/dollar forward exchange contracts and options with an aggregate notional amount of euro 1,870 million (euro 2,384 million as of December 31, 2003). In particular the Company had:

•	contracts with a notional amount of euro 855 million used to hedge the foreign exchange risk related to fuel purchases, electricity imports and expected cash flows in currencies other than the euro (euro 1,681 million as of December 31, 2003); and

•	contracts with a notional amount of euro 715 million used to hedge the foreign exchange risk related to the repayment of the commercial paper the Company issued in foreign currency (euro 440 million as of December 31, 2003).
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
      At the end of 2004, the Company also had in place euro 215 million of foreign exchange forward contracts (euro 153 million as of December 31, 2003) and euro 85 million of options (euro 110 million as of December 31, 2003) used to hedge any residual foreign exchange risk on an aggregated basis.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Since 2000, Enel Trade has entered into derivative contracts on commodities to fix part of the margin between the costs and contribution received from the Authority under the Equalization Fund mechanism in place until March 2004.
      In April 2004, the Italian power exchange became operational and the Company became exposed to price risk arising from the pricing mechanism based on competitive bidding among generation companies. However, under the current regulatory framework, generation companies may also sell electricity through over-the-counter bilateral contracts with buyers, and enter into contracts for differences with the Single Buyer. ENEL’s use of both over-the-counter bilateral contracts and contracts for differences with the Single Buyer has contributed to reduced power exchange price risk exposure.
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
      For futures contracts, the Company purchases (sells) standardized contracts on the IPE — International Petroleum Exchange and the NYMEX — New York Mercantile Exchange. These contracts are subject to the daily payment of the margins and, therefore, no credit default risk exists.
      Exposure due to fuel purchased for generation activity, gas purchased and sold for trading activity, and to energy sold through the Italian power exchange for which ENEL does not enter in contracts for differences with the Single Buyer, has been managed by means of hedging instruments. As a result, ENEL’s overall volume of contracts to hedge commodity price risks at December 31, 2004 increased as compared to volumes at December 31, 2003, due to the uncertainty at the end of 2003 as to the actual starting date of the operations of the Italian power exchange and the consequent reduced hedging activity at that date.
      At December 31, 2004, the notional value of the Company’s open contracts was as follows:

•	Futures: no contracts existing at the balance sheet date;

•	Swaps on petroleum indexes: euro 537.56 million or 4,133,000 tons;

•	Swaps on gas transmission fee: euro 17,9 million, 6 years and 1 billion cubic meters per year;

•	Contracts for differences: euro 5,133 million or 11,4 TW; and

•	National and International congestion contracts: euro 118 million.
      At December 31, 2003, the notional value of the Company’s open contracts was as follows:

•	Futures: euro 36.6 million or 1,437 contracts;

•	Swaps on petroleum indexes: euro 36.7 million or 335,852 tons; and

•	Swaps on gas transmission fee: euro 16,9 million, 7 years and 1 billion cubic meters per year.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The fair value of these contracts as of December 31, 2004 and 2003 was as follows:

	As of
	December 31,

	2004	2003

	Fair Value
	(millions of euro)
Futures	—	0.5
— assets	—	0.6
— liabilities	—	(0.1)
Swaps on Petroleum indexes	12.2	1.6
— assets	22.3	2.3
— liabilities	(10.1)	(0.7)
Gas Transmission fee	(11.7)	(9.6)
— assets	0.0	0.0
— liabilities	(11.7)	(9.6)
Contracts for differences	—	—
— assets	—	—
— liabilities	—	—
National and international concession contracts differences	—	—
— assets	—	—
— liabilities	—	—

Total	0.5	(7.5)
— assets	22.3	2.9
— liabilities	(21.8)	(10.4)

      Fair value of financial instruments are disclosed in Note 26.
Purchase Commitments
      The Company has entered into various fuel supply contracts primarily for the purchase of fuel oil and natural gas. The Company expects that expenditures related to these commitments will approximate an aggregate of euro 11,045 million for the period from January 1, 2005 through December 31, 2009. The Company also has unconditional purchase obligations for electric power. The Company expects that its expenditures related to these commitments will approximate euro 3,002 million for the period from January 1, 2005 through December 31, 2009.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the aggregate, to have a material adverse effect upon its financial position or results of operations, therefore, no provisions are included in the “Litigation and contingent liabilities reserve”. The most significant litigations are listed below.
      The Italian Antitrust Authority began an investigation in 2002 to assess whether ENEL through one of its subsidiaries, Enel Energia (formerly Enel Trade), abused its dominant position by, among other things, including in its standard contract for the sale of electricity to Eligible Customers in 2002 certain exclusivity and priority clauses aimed at discouraging them from changing their electricity supplier. On November 27, 2003, the Authority determined that this conduct constituted a serious violation of the European Community Treaty and imposed a fine of euro 2.5 million. The Company has appealed the Authority’s ruling to the Lazio Regional Administrative Court, arguing that it did not hold a dominant position in the market during the period at issue and therefore it could not have abused a dominant position, as well as that the conduct of Enel Energia cannot be attributed to ENEL. While awaiting a ruling on the appeal, the Company paid the euro 2.5 million fine within the provided 90-day period.
      Since 1997, several suppliers of equipment to ENEL’s distribution division have brought civil actions against ENEL, claiming that they abused their market power in the Italian electricity distribution sector by imposing contractual terms and conditions on them. The plaintiffs have sought increases in the compensation paid to them under supply contracts with ENEL. ENEL is contesting the suppliers’ claims. The first three decisions rendered in these cases upheld ENEL’s contention that civil courts lack jurisdiction to hear these cases. In 1995, the Antitrust Authority, prompted by similar claims filed by the same suppliers, issued an opinion in which it held that ENEL’s conduct did not constitute an abuse of market power. Following the withdrawal of the petitions filed by several suppliers, the aggregate value of the claims currently pending against ENEL is euro 163 million. In January 2004, an expert appointed by the Court of Bari, where one of the proceedings was pending, confirmed the opinion issued by the Antitrust Authority.
      Following the blackout of electrical service that occurred on September 28, 2003, as of April 2005, approximately 1,300,000 customers, mainly household, requested a reimbursement for approximately euro 26 for each customer, on the grounds of the general agreement for the supply of electricity to such customers, regardless of the fact that in October 2003, the Energy Authority had issued a release in which it declared that customers should have not been entitled to such reimbursement. Additionally, a joint report on the blackout by the Energy Authority and the French Commission de Régulation de l’Energie, dated April 22, 2004, includes among the causes of the blackout, inappropriate defense measures taken by the Swiss transmission grids, the non-compliance by certain Swiss electricity companies with the rules provided by the Union for the Co-ordination of Transmission of Electricity (UCTE) and inappropriate measures taken to cure certain malfunctions. Other inquiries by Swiss, French and Italian authorities are still underway. On June 9, 2004, the Energy Authority published a preliminary report that, while not making any definitive finding regarding responsibility, raised the possibility that the blackout may have been partially attributable to the conduct of a number of Italian generation, distribution and transmission companies, including members of the Enel Group. On September 9, 2004, the Energy Authority initiated a formal proceeding to determine whether any of the companies identified in the report (including Enel Produzione, Enel Distribuzione, Terna and Deval) were actually responsible. At the close of the inquiry, which is currently expected by July 31, 2005, for the portion relating to generating companies, and by November 30, 2005, for that relating to transmission and distribution companies, the Energy Authority could impose sanctions on, or request undertakings from, operators it holds at fault in the incident.
      The Company believes that it was not responsible for the blackout and, accordingly, has not honored any of these requests. As of May, 2005, approximately 30,000 of the Company’s customers have brought legal actions against Enel Distribuzione or Enel S.p.A. in the Italian courts seeking aggregate damages for approximately euro 30 million. So far, the courts issued approximately 2,300 decisions, approximately two-third of which were unfavorable to the Company. The Company has appealed and intends to appeal all unfavorable decisions. Although the claims of each of the individual plaintiffs are for relatively minor

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
amounts, an increase in the decisions holding the Company responsible for such damages could be expected to result in an increase in the number of such claims and the magnitude of damages sought. Italian law does not provide for the award of punitive damages in such cases, and plaintiffs will be limited to compensatory damages.
      The Italian electricity supply experienced certain disruptions on June 26, 2003. These disruptions, which ENEL effected upon request of the Gestore della Rete, were defense procedures carried out when the electricity available cannot satisfy demand, and are intended to prevent the entire electricity system from collapsing. The disruptions lasted for approximately 90 minutes each and concerned an aggregate of approximately 7 million customers. The Energy Authority’s initial inquiry into these disruptions was completed in November 2003. In its December 2003 report, the Energy Authority primarily attributed the low amount of electricity available, which resulted in the adoption of these defense procedures, to certain structural causes, including insufficient domestic generation capacity, the resulting dependence of the Italian electricity system on imported electricity, and the reduction of the available interconnection capacity available attributable to a heat wave, as well as to certain specific conditions (including an 800 MW reduction of imports of electricity from France under an import agreement between ENEL and EDF). The Energy Authority censured the Gestore della Rete and generation companies, including ENEL, arguing that the disruptions were due, among other things, to the unavailability of certain plants that we were required to maintain in operations. ENEL has contested the conclusions reached by the Energy Authority. In April 2004, the Energy Authority initiated a formal inquiry to determine the responsibilities of the parties involved in these events. In light of the results of the preliminary investigations and in order to gain certainty and limit the possible negative effects on ENEL, in September 2004, ENEL decided to pay a fine of euro 52,000 to settle the potential claims against the Company, as permitted by Italian law. In January 2005, the Energy Authority ended these proceedings, and directed the Gestore della Rete not pay ENEL approximately euro 75 million in sums due to ENEL for the provision of reserve capacity in the first half of 2003. ENEL has challenged the Energy Authority’s competence to issue such a direction before the Administrative Tribunal of Lombardy; a hearing date has not yet been set. While the Company believes they will prevail in this challenge, there can be no assurance that the tribunal will decide in their favor.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
damages caused by the alleged illegal conduct, should such conduct be proved as a result of the pending investigation. None of the individuals charged to date are currently employed by ENEL.
      On December 3, 2003, the public prosecutor of Milan requested to bar Siemens AG from receiving contracts from public entities in Italy because of its alleged illicit relationship with members of management of Enelpower and the former Chairman of Enel Produzione. At the same hearing, the Company submitted to the Court a copy of a settlement agreement with Siemens S.p.A. under which ENEL will receive euro 20 million from Siemens S.p.A. for damages to its reputation, as well as the right to renegotiate existing agreements between Siemens S.p.A. and Enel Produzione. On February 19, 2004, the Company entered into a settlement with Alstom Holdings SA, Alstom Power Inc. and Alstom Power Italia S.p.A. providing for damages for injury to its reputation of euro 4.5 million, partly in cash and partly in the form of a credit applicable to future purchases by ENEL from any Alstom Group company. As a result of these criminal proceedings, in December 2004, the Court of Accounts issued a decree freezing the assets and the credits of the former chief executive officer and of a former manager of Enelpower, and the former chairman of Enel Produzione and summoned them to appear in court to ascertain their alleged responsibility with regards to economic loss for the government. On February 18, 2005, such decree was confirmed by a court order. ENEL does not expect these proceedings to have an adverse effect on their results of operations and financial condition.
      In November 2004, the Energy Authority issued a decision requiring ENEL to pay the Gestore della Rete congestion fees of euro 31 million in connection with their long-term electricity input contracts. ENEL has challenged this decision in the Administrative Court of Lombardy. A hearing date has yet to be set.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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

(23)	RELATED PARTY TRANSACTIONS
      As the entity primarily responsible for electricity generation, transmission and distribution in Italy, the Company provides services to many other state-owned entities. The rates earned are comparable to the tariff rates charged to similar commercial organizations.
      Under the current regulatory framework, the Company enters into certain transactions with the Gestore della Rete, the Market Operator and the Single Buyer (which are wholly owned by the MEF, the Company’s majority shareholder). Prices and fees paid to or received from the Gestore della Rete in connection with these transactions are determined by the Energy Authority. The revenues generated from the sales of electricity to the Gestore della Rete represented approximately 5%, 3% and 2% of total ENEL revenues for the years ended December 31, 2004, 2003 and 2002, respectively, and the revenues generated from the sales to the Market Operator and to the Single Buyer represented approximately 8% and 5% of the total ENEL revenues in 2004, respectively. The generation companies pay to the Gestore della Rete the additional access fee to the National Transmission System. The amount of these transactions represents approximately 3%, 2% and 1% of total operating expenses for the years ended December 31, 2004, 2003 and 2002, respectively. In 2004, the generation companies purchased electricity from the Market Operator. The amount of these transactions represent approximately 2% of the total operating costs in 2004. Moreover, in 2002, the generation companies paid to the Gestore della Rete the hydroelectric surcharge, due on the hydroelectric and geothermal production from plants not falling under the CIP 6 regime, that was discontinued in 2003. The amount of this fee represented approximately 1% of total operating expenses for the year ended December 31, 2002. The Transmission segment earns revenue from a fee per kWh transported that distributors and suppliers pay to the Company through the Gestore della Rete. The revenues relating to these fees represented approximately 2% of total ENEL revenues for all the years in the three-year period ended December 31, 2004. The Sales, Infrastructure and Networks segment purchases electricity from the Single Buyer and the Gestore della Rete and pays to the latter fees for the use of the national transmission network. The expenses relating to purchases from the Single Buyer represented approximately 24% of total operating expenses for the year ended

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31 2004, while the fees paid to the Gestore della Rete represented approximately 3%, 7% and 10% of total operating expenses for the years ended December 31 2004, 2003 and 2002, respectively.
      The Company purchases fuel for generation and gas for distribution from Eni, an Italian oil and gas company in which the MEF has an ownership interest. Total purchases from Eni were approximately 5% of total operating expenses in 2004, 8% in 2003, and 7% in 2002.
      Total purchases from state-owned companies were approximately 37%, 8% and 20% of total operating expenses for each of the three years ended December 31, 2004, 2003, and 2002, respectively.
      As the activity of the Equalization Fund is limited to the redistribution of certain tariff components among the operators of the electricity market, the Company does not believe such transactions fall under the definition of transactions with “Related Parties”. Equalization Fund contributions recognized in 2003 and 2002 primarily represent the recovery of incentives arising from past years’ production from renewable sources. Additionally, in 2003, the Equalization Fund paid to the generation companies the retrieval relating to green certificate charges incurred in 2002.

(24)	DIFFERENCES BETWEEN ITALIAN GAAP AND U.S. GAAP
      The Consolidated Financial Statements are prepared in accordance with Italian GAAP, as described in Note 2, which differs in certain respects from U.S. GAAP. The significant differences are described and discussed below and in Notes 25 and 26.
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
      The reconciliations below include adjustments to eliminate the restatements, and related accumulated depreciation, to reflect the effect of the recomputation of depreciation expense on a historical U.S. GAAP cost basis, to adjust for the one time write-down made under Italian GAAP and to recognize gains or losses on asset disposals in accordance with U.S. GAAP. The effect on net income of the change in estimates of the useful life of the meters amounts to euro 29 million, euro 48 million and euro 51 million for the years ended December 31, 2004, 2003 and 2002, respectively.
Capitalized Interest and Related Depreciation
      Under U.S. GAAP, since 1980, interest is capitalized as part of the cost of constructing an asset in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”. Under Italian GAAP, interest capitalization is permitted, but not required. For Italian purposes, the Company has not capitalized any interest since December 31, 1988. The reconciliation below includes adjustments to reflect the capitalization of interest on assets, to the extent those assets qualify for interest capitalization in accordance with SFAS No. 34, and the related effect on depreciation.
Customers’ Connection Fees
      As described in Note 2, as of January 1, 2002, the Company changed the period of recognition of fees charged to Non-Eligible Customers for connection to the electricity network, from deferring and amortizing the effect of the fees over 20 years, to recording the effect of the fees in income in the year of assessment. For U.S. GAAP purposes, these fees continue to be deferred over a 20 year period.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
Derivatives
      The Company enters into derivatives for general and specific hedging purposes, which are accounted for under Italian GAAP based on the nature of the underlying transactions (see Note 2). The general hedges are not designated against specific transactions. Under U.S. GAAP, derivatives that are not designated to hedge specific transactions are accounted for at fair value with gains and losses being recognized currently in the consolidated statements of income. Specific hedges are accounted for as hedges if they meet the qualifying criteria for hedge accounting. The ineffective portion of effective hedge relationships is recorded in earnings when required by U.S. GAAP. The total ineffectiveness recorded in earnings during the years ended December 31, 2004 and 2003 amounts to euro 0,7 million and 0.1 million, respectively.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Start-up Costs
      Under Italian GAAP, the Company capitalizes and amortizes start-up costs over five years. Under U.S. GAAP, start-up costs are expensed as incurred.
Internal Use Software
      For Italian GAAP, software development costs may be capitalized if certain conditions are met. For U.S. GAAP purposes, software development costs are divided into three categories: costs incurred in a preliminary phase (strategic decisions, systems and performance requirements, vendors selection, general conceptual framework, preliminary studies and planning), development and implementation costs, and training and on-going maintenance costs. Under U.S. GAAP, costs related to the preliminary phase and costs related to training, on-going maintenance, implementation and development are expensed as incurred. Additionally, under Italian GAAP, the Company accrues for costs expected to be incurred regarding the adaptation of software applications. Under U.S. GAAP these costs are expensed as incurred.
Reorganizations of Companies Under Common Control
      Under U.S. GAAP, acquisitions within a group of commonly controlled companies are accounted for as a reorganization of entities under common control. Accordingly, assets and liabilities acquired are recorded at historical cost with no goodwill or other adjustments to the historical carrying value of the assets acquired or liabilities assumed. U.S. GAAP requires the carryover of historical cost and therefore the elimination of goodwill and other purchase price allocation adjustments arising on consolidation of companies acquired under common control together with the related amortization.
FS (Italian State Railways) Right of Way
      In the Consolidated Financial Statements of the Company, under Italian GAAP, the total consideration payable to the Italian State Railways for the rights of way over the FS rail network is recorded as an intangible asset and residual payments (13 instalments over the period 1999 to 2011) are recorded at face value as liabilities. The intangible asset is amortized over its estimated useful life. For U.S. GAAP purposes, the intangible asset is adjusted to the present value of amounts to be paid for liabilities incurred. Amortization is charged on the adjusted cost of the intangible asset and the discount to present value of the gross amounts to be paid is charged to interest expense using the effective interest rate method over the repayment period.
Sundry Differences Regarding Telecommunications Activities
      In 2002, the item included several differences regarding telecommunications activities between Italian GAAP and U.S. GAAP, mainly related to customer acquisition costs and activation fees of which the effect of the adjustments reversed in 2003.
Goodwill and Intangible Assets
      Under Italian GAAP, intangible assets, including goodwill, are amortized over a period deemed to be representative of the expected useful life of the assets. Intangible assets and goodwill are tested annually for impairment. If the fair value of the intangible assets or of the goodwill is in excess of their respective carrying amounts, an impairment charge is recognized for the excess.
      Under U.S. GAAP, the Company has adopted Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), which requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination completed after June 30, 2001.
      Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 prohibits the amortization of all goodwill and

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
intangible assets with indefinite useful lives, and also requires that goodwill included in the carrying value of equity method investments no longer be amortized. Intangible assets, excluding goodwill, that have finite useful lives continue to be amortized over their useful lives.
      SFAS 142 requires that goodwill and intangible assets with indefinite useful lives be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Goodwill is tested for impairment using a prescribed two-step process. The first step screens for potential impairment by comparing the fair value of the reporting units to their carrying values. If the fair value of a reporting unit is less than its carrying value, the second step measures the amount of impairment by comparing the fair value of the reporting unit to the fair value of the recognized and unrecognized assets and liabilities of the reporting unit.
      Under SFAS 142, the Company estimates fair value for its reporting units using a present value technique, incorporating estimated discounted future cash flow assumptions that marketplace participants would use in their estimates of fair value. The annual impairment test of the telecommunications reporting unit was performed as of June 30, 2004, 2003 and 2002. The telecommunications reporting unit was evaluated on a stand alone basis, without considering the weighted average cost of capital benefits resulting from being part of ENEL. As a result of its annual impairment test performed on the telecommunications reporting unit as of June 30, 2002, the Company recognized a goodwill impairment charge of euro 2,336 million. Based on the impairment tests performed during 2002 on the other reporting units, no additional goodwill impairment charges were recognized during 2002. Based on similar tests performed in 2003, no goodwill impairment charges were recognized during 2003. The June 30, 2004 impairment test of the telecommunications reporting unit, evaluated using the same basis as previous years, did not result in an impairment charge. However, due to a change in circumstances that the Company believed would more likely than not reduce the fair value of the reporting unit below its carrying amount, the Company reperformed the impairment test as of December 31, 2004, which resulted in a goodwill impairment charge of euro 3,393 million.
      Based on impairment tests performed in 2004, no goodwill impairment charges were recognized related to other reporting units.
      There are also differences between Italian GAAP and U.S. GAAP in the application of the purchase method of accounting which results in different allocations of the purchase price, in particular the allocation of fair values to intangible assets and the resulting goodwill.
      The differences in accounting for goodwill between U.S. and Italian GAAP described above results in differences between net income and shareholders’ equity presented under U.S. GAAP and Italian GAAP. In 2002, under Italian GAAP, and as described in Note 7, the Company recorded a goodwill impairment charge of euro 1,511 million relating to the telecommunications business in addition to goodwill amortization of euro 629 million. Under U.S. GAAP, there was a further impairment charge relating to the telecommunications reporting unit goodwill of euro 825 million, and goodwill is not amortized under U.S. GAAP. In 2004, under Italian GAAP, and as described in Note 7, the Company recorded a goodwill impairment charge of euro 1,116 million relating to the telecommunications business in addition to goodwill amortization of euro 555 million. Under U.S. GAAP, there was a further impairment charge relating to the telecommunications reporting unit goodwill of euro 2,277 million, however goodwill is not amortized under U.S. GAAP.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The carrying values of goodwill under U.S. GAAP for the segments are as follows:

				Sales,
		Generation		infrastruc-
	Telecommu-	and energy	International	tures and
	nications	management	operations	networks	Other	Total

	(millions of euro)
Balance as of January 1, 2004, as previously reported	6,213	—	1,064	—	—	7,277
Reclassifications due to change in reorganized segments	—	1,064	(1,064)	—	—	—
Goodwill acquired during year	—	7	—	8	7	22
Impairment	(3,393)	—	—	—	—	(3,393)

Balance as of December 31, 2004	2,820	1,071	—	8	7	3,906

      No goodwill has been allocated to any other segment.
Camuzzi Purchase Price Allocation
      In connection with the Camuzzi acquisition in 2002, under Italian GAAP, goodwill of euro 597 million was recorded. Of this goodwill, an amount of euro 566 million is being amortized over 15 years and euro 31 million is being amortized over 9 years. Under U.S. GAAP, the Company recorded a customer relationship intangible of euro 566 million which is being amortized over 15 years and a license valued at euro 66 million which is being amortized over 9 years. The different allocation under Italian and U.S. GAAP results in additional amortization under U.S. GAAP of euro 4 million for the years ended December 31, 2004, 2003 and 2002.
2004 Purchase Price Allocation
      In connection with the acquisitions in 2004, mainly referred to gas companies, under Italian GAAP, goodwill of euro 43 million was recorded and is being amortized over 15 years. Under US GAAP, the Company recorded a customer relationship intangible asset of euro 21 million, which is also being amortized over 15 years, and euro 22 million of goodwill. Under US GAAP, the goodwill is not amortized, but is tested annually for impairment. The reconciliation below includes an adjustment to account for the goodwill under US GAAP.
Restructuring reserve, conversion costs and other reserves
      The Italian GAAP Consolidated Financial Statements reflect accruals for future anticipated restructuring charges. U.S. GAAP requires that certain conditions must be met before a restructuring accrual can be recorded. Since these conditions have not been met, the reconciliations below reflect adjustments for the difference in the timing of the recording of costs related to personnel and other costs not yet meeting the definition of a liability under U.S. GAAP.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
reconciliations presented below include an adjustment to recognize the expense in accordance with U.S. GAAP.
Investments in Equity Securities
      The Company has investments in the equity securities of Echelon Corporation and Red Electrica Espanola. For Italian GAAP purposes, the investments are accounted for under the cost method, with adjustments to earnings in order to reflect declines in value judged to be other than temporary. For U.S. GAAP purposes, the securities are accounted for in accordance with SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities”, and are classified as available-for-sale and are carried at their fair market value, with the unrealized holding gains and losses reflected under “Other comprehensive income” in shareholders’ equity. Realized gains and losses, dividends and declines in value judged to be other than temporary are included in income. The reconciliations presented below include an adjustment to recognize the investments in accordance with SFAS No. 115.
Current and Deferred Taxes
      The Company records deferred taxes in accordance with Italian Accounting Standard No. 25, which is substantially consistent with U.S. GAAP, as set forth in SFAS No. 109, “Accounting for Income Taxes.” For Italian GAAP purposes, the Company is not required to recognize deferred taxes on capital reserves if they are not expected to be distributed, and the Company has not provided deferred taxes for the Legal Reserves, Law 292/93 Reserves or retained earnings. For Italian GAAP purposes, the tax effect will be recognized when these amounts are distributed to the shareholders.
      For U.S. GAAP purposes, these taxes are required to be recognized since certain criteria have been met. Furthermore, under U.S. GAAP, valuation allowances are provided against the gross deferred tax assets for amounts which are not considered “more likely than not to be realized”. The reconciliation below includes the adjustments to recognize income taxes in accordance with SFAS No. 109.
      Additional adjustments to income taxes are also set forth in the reconciliation below to reflect the impact on deferred taxes related to the other Italian GAAP-U.S. GAAP differences described above.
Accounting for Asset Retirement Obligations
      Under Italian GAAP, legal obligations associated with the retirement of long lived assets are recognized in the statement of income and as other provisions for risks and charges, when the obligation is probable and the amount is objectively quantified on the basis of the information available at the balance sheet date.
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
      The reconciliation below includes an adjustment to record accretion expense and depreciation expense in the current period.
Gain on sale of real estate business
      On July 1, 2004, ENEL sold 887 office buildings for euro 1.4 billion, consisting of euro 1.325 billion in cash and euro 75 million in subordinated debt. Concurrent with the sale, ENEL leased back certain properties for periods ranging from six to twenty years at an annual rental of euro 84 million. In accordance with Italian GAAP, ENEL recognized in full, on the date of sale, the net gain representing the difference between the sale proceeds and the net book value of the office buildings including those that were simultaneously leased back.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Under US GAAP, considering the subordinated debt and certain agreements requiring ENEL to incur extraordinary maintenance costs for a portion of the properties, the sale leaseback transaction has been accounted for as a financing transaction, with the gain deferred accordingly. The condensed consolidated Balance Sheet as of December 31, 2004 presented in accordance with US GAAP reflects the related assets and liabilities with respect to these sale leaseback properties.
      The future minimum lease payments under the terms of the related lease agreements is euro 84 million for each of the years from 2005 through 2009, and euro 532 million thereafter.
      The reconciliation below includes an adjustment to record the gain related to the real estate business in accordance with US GAAP.
Stock option compensation cost
      In accordance with Italian GAAP, ENEL does not record any compensation charges related to stock options. Additionally, under Italian GAAP, amounts related to cash awards granted to employees upon exercise of stock options are accrued at the time they are granted. Under U.S. GAAP, ENEL accounts for stock-based compensation plans under the recognition and measurement provisions of APB 25, Accounting for Stock Issued to Employees. Accordingly, stock-based employee compensation cost is based on the intrinsic value (the excess of the market price of the underlying common stock at the measurement date over the exercise price of the option), and is recognized over the vesting period. Under US GAAP, a modification to include a fixed cash bonus that is contingent upon exercise of a fixed option award is accounted for as a combined variable award with the cash bonus reducing the stated exercise price of the option.
      The reconciliation below includes an adjustment to record compensation cost related to stock option plans in accordance with US GAAP.
Consolidation
      Under Italian GAAP, consolidation is based on the definition of control according to the Italian Civil Code. Control is defined as the ability to govern the financial and operating policies of the enterprise so as to obtain benefits from the activities. The ability to govern is defined as the holding of the majority of the voting rights or sufficient votes to enable to exercise control at ordinary shareholders’ meetings. Exceptions to the scope of consolidation exist when the enterprise is deemed to be immaterial or if ownership is limited and temporary.
      U.S. GAAP requires a determination of whether there is a controlling financial interest in an entity by evaluating whether the entity is a voting interest entity, a variable interest entity, or a qualifying special purpose entity. Generally, voting interest entities are consolidated by the holder of a majority of voting interest. A variable interest entity is consolidated by the primary beneficiary.
      ENEL has a controlling financial interest in certain entities which are not consolidated under Italian GAAP as of and for the year ended December 31, 2004. There is no effect in the reconciliation below, as ENEL acquired these entities at the end of 2004 for cash and therefore there is no effect on net income or shareholders’ equity in 2004. However, the US GAAP condensed consolidated balance sheets reflect the balance sheets’ of these companies.
Additional share qualification for Terna shareholders
      In conjunction with the public offering of Terna, purchasers of shares at the time of the public offering are entitled to receive from ENEL one additional share for each 20 shares (one additional share for each 10 shares for ENEL Group employees) provided that the share has been continuously owned for 18 months from such purchase and on deposit with one of the Italian Managers or any other member of Monte Titoli.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Under Italian GAAP, potential liabilities for the additional shares are recorded based on the book value of such shares and considers estimates for future forfeited additional shares. The cost for the potential liability is considered as extraordinary.
      Under US GAAP, the value of the potential liability for additional shares is recorded as a reduction of the gain on sale and is deferred until the liability for the additional shares is known, which in this case, is 18 months from the date of the public offering. The number of additional shares represents the maximum potential shares to be issued as of the reporting date, with no future estimates of forfeitures. Additionally, the cost of the incremental shares offered to ENEL Group employees, is recognized as a liability and recorded as compensation cost. Under US GAAP, the liability for additional shares is recorded at fair value and subsequently marked to fair value through earnings.
      The reconciliation below includes an adjustment to record the value of the potential liabilities for additional shares in accordance with US GAAP, to reduce the gain on sale for such potential obligations and to recognize compensation cost.
Classification Differences
      In addition to recognition and measurement differences there are a number of classification differences between Italian GAAP and U.S. GAAP. The main classification differences are:

Extraordinary Income and Expenses
      As discussed in Note 2, items are recorded as extraordinary under Italian GAAP if they meet certain criteria. U.S. GAAP requires more stringent conditions for the classification of extraordinary items by also requiring the underlying event or transaction to clearly possess a high degree of abnormality and be of a type that would not reasonably be expected to recur in the foreseeable future, taking into account the environment in which the event occurs. Items recorded by the Company as extraordinary in the years presented herein for Italian GAAP would not qualify as extraordinary items under U.S. GAAP. Such items would be included within operating or financing income under U.S. GAAP.

Cash Flow Statements
      Under Italian GAAP, extraordinary contributions to pension funds and the payment of substitute tax on the release of reserves are treated as cash flows from financing activities, while under U.S. GAAP they are classified as cash flows from operating activities.
      Summarized cash flows determined in accordance with U.S. GAAP are presented below:

	2004	2003	2002	2004

				(millions of
	(millions of euro)			U.S. dollars)
Net cash provided by operating activities	4,855	6,843	3,815	6,573
Net cash used in investing activities	(1,940)	(4,730)	(4,241)	(2,627)
Net cash (used in) provided by financing activities	(3,003)	(2,061)	239	(4,065)

Recently Issued Accounting Standards
      In November 2002, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”. This Issue addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables (that is, there are separate units of accounting). In other arrangements, some or all of the deliverables are not independently functional, or there is not sufficient evidence of their fair values to account for them separately. This Issue addresses when and, if so, how an arrangement involving multiple deliverables

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
should be divided into separate units of accounting. This Issue does not change otherwise applicable revenue recognition criteria. The provisions of this Issue were effective for the Company for revenue arrangements entered into beginning January 1, 2004. The adoption of EITF 00-21 did not have a significant impact on the Company’s financial position, results of operations or cash flows.
      In November 2002, the FASB issued FASB Interpretation (FIN) 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others — an interpretation of FASB statements 5, 57, and 107 and rescission of FASB Interpretation 34.” This Interpretation elaborates on the disclosure to be made by a guarantor in its financial statements regarding obligations under certain guarantees that it has issued. FIN 45 also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the non-contingent portion of the obligation due to the issuance of the guarantee or, if higher, a probable loss under SFAS 5, “Accounting for Contingencies”. The initial recognition and measurement provisions of FIN 45 were applicable to guarantees issued or modified after December 31, 2002. As of December 31, 2004, ENEL has a guarantee of indebtedness in favour of one unconsolidated investment. The term of the guarantee covers the related indebtedness of such unconsolidated investment. The guarantee given by ENEL to Elcogas S.A. of euro 14 million was not issued or modified after December 31, 2002, and therefore not subject to the initial recognition and measurement provisions of FIN 45. As of December 31, 2003, ENEL had guarantees of indebtedness in favour of two unconsolidated investments, including the guarantee to Elcogas S.A. of euro 14 million. The other guarantee, the non-contingent portion of the guarantee given by ENEL to CESI for euro 3 million as of December 31, 2003 was determined by management to have a negligible fair value. Considering the fair value of the CESI guarantee is a negligible amount, ENEL had no financial impact of adopting FIN 45. Additionally, the related indebtedness of the CESI guarantee was paid in full by CESI in May 2004. The maximum potential amount of undiscounted future payments resulting from such guaranties is euro 14 million and euro 17 million as of December 31, 2004 and 2003, respectively.
      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities — an interpretation of ARB No. 51,” which clarifies the application of the consolidation rules to certain variable interest entities. In December 2003, the FASB issued a revised version of FIN 46 (FIN 46R) to address certain technical corrections and implementation issues. FIN 46 established a new multi-step model for the consolidation of variable interest entities when a company has a controlling financial interest based either on voting interests or variable interests. Consolidation based on variable interests is required by the primary beneficiary if the equity investors lack essential characteristics of a controlling financial interest or if the equity investment at risk is not sufficient for the entity to finance its activities without additional subordinated financial support from other parties. The primary beneficiary of a variable interest entity is the party that absorbs a majority of the entity’s expected losses, receives a majority of its expected residual returns, or both, as a result of holding variable interests. Regarding a foreign private issuer such as ENEL, the requirements of FIN 46 were effective January 1, 2004, and the requirements of FIN 46R applied to entities other than special purpose entities for the period ended December 31, 2004 and as of January 1, 2004 to special purpose entities. FIN 46 and FIN 46R also provide disclosure requirements related to investments in variable interest entities, whether or not those entities are consolidated. Certain of these disclosure requirements applied to all financial statements issued after December 31, 2003, regardless of when the variable interest entity was established. As a result of adopting FIN 46R as of January 1, 2004, the Company was required to consolidate certain previously unconsolidated entities with which they are involved through variable interests and are the primary beneficiary (see note 26).
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
provisions depending on the nature of the amendment to SFAS 133. The adoption of SFAS 149 did not have a significant impact on the Company’s consolidated financial statements.
      On May 15, 2003, the FASB issued FASB Statement No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. This statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003, except for mandatory redeemable financial instruments of nonpublic entities. SFAS 150 is implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of SFAS 150 and still existing at the beginning of the interim period of adoption. Restatement is not permitted. The adoption of SFAS 150 did not have any impact on the Company’s consolidated financial statements.
      In May 2003, the EITF reached a consensus on EITF 01-8, “Determining Whether an Arrangement contains a Lease.” EITF 01-8 clarifies certain provisions of SFAS 13, “Accounting for Leases,” with respect to the identification of lease elements in arrangements that do not explicitly include lease provisions. Any lease element identified under EITF 01-8 should be accounted for under current lease accounting literature by lessors and lessees. The Company was required to apply the provisions of EITF 01-8 prospectively to arrangements newly agreed to, modified, or acquired in a business combination beginning January 1, 2004. The adoption of EITF 01-8 did not have a significant impact on the Company’s consolidated financial statements.
      In December 2003, the FASB issued SFAS 132 (revised 2003) (SFAS 132R), “Employers’ Disclosure about Pensions and Other Post-retirement Benefits (revised 2003) and amendment of FASB 87, 88, and 106,” which requires additional disclosures about the Company’s defined benefit plan and other post-retirement plan assets, obligations, net costs, and cash flows. The Company adopted the new disclosure requirements as of December 31, 2003 (see note 27).
      In March 2004, the EITF reached a consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” EITF 03-1 addresses the meaning of other than temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method. A consensus was reached on how to evaluate when an impairment of securities or investments is other than temporary. A previous consensus in November 2003 addressed certain quantitative and qualitative disclosures about unrealized losses pertaining to debt and equity securities classified as available-for-sale or held-to-maturity. In September 2004, the FASB decided to delay the effective date for application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired until additional guidance is issued. The disclosure requirements of EITF 03-1 remain in effect. The Company has two investments in equity securities which have been classified as available for sale and considered a long term as of December 31, 2004 and 2003. Other Comprehensive Income for the year ended December 31, 2004, reflects an unrealized gain in Red Electrica Espanola of euro 7 million. For the year ended December 31, 2004, the Company recorded realized losses on Echelon of euro 11 million, of which euro 5 million was reclassified out of accumulated other comprehensive income. Other Comprehensive Income for the year ended December 31, 2003, reflects an unrealized gain in Red Electrica Espanola of euro 2 million and an unrealized loss in Echelon Corporation of euro 5 million. Management believed that the unrealized loss in Echelon Corporation based on the difference between the carrying amount and fair value as of December 31, 2003 was temporary due to the volatility of the stock price and the positive prospective performance foreseen by the Company in the medium term. The Company recorded realized losses on investments in equity securities of euro 4 million during the year ended December 31, 2003.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In June 2004, the EITF reached a consensus on EITF 02-14, “Whether an Investor Should Apply the Equity Method of Accounting to Investments Other than Common Stock.” EITF 02-14 addresses the application of the equity method of accounting to investments in other than common stock. An investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting only when it has an investment in common stock and/ or an investment that is in-substance common stock. In-substance common stock is an investment in an entity that has risk and reward characteristics that are substantially similar to that entity’s common stock. The Company will be required to apply the provisions of EITF 02-14 beginning January 1, 2005. The Company does not expect the adoption of EITF 02-14 to have a significant impact on the Company’s financial position, results of operations or cash flows.
      In October 2004, the EITF reached a consensus on EITF 04-1, “Accounting for Preexisting relationships between the Parties to a Business Combination.” EITF 04-1 addresses various elements connected to a business combination between two parties that have a pre-existing relationship and the settlement of the pre-existing relationship in conjunction with the business combination. The Company will be required to apply the provisions of EITF 04-1 to business combinations consummated and goodwill impairment tests performed beginning January 1, 2005.
      In November 2004, the FASB issued SFAS No. 151, “Inventory Costs”, which is an amendment of Accounting Research Bulletin No. 43, “Inventory Pricing.” SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges. The provisions of SFAS 151 are effective for inventory costs incurred beginning January 1, 2006, and are applied on a prospective basis. The Company does not expect the adoption of SFAS 151 to have a significant impact on the Company’s consolidated financial statements.
      In November 2004, the EITF reached a consensus on EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB No. 144 in Determining Whether to Report Discontinued Operations.” EITF 03-13 addresses how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity, and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. If continuing cash flows are determined to be direct, then the cash flows have not been eliminated and the operations of the component should not be presented as discontinued operations. If continuing cash flows are determined to be indirect, then the cash flows are considered to be eliminated and the operations of the component should be presented as discontinued operations. In order to determine the significance of the continuing involvement, consideration must be given to the ability to influence the operating and or financial policies of the disposed component, as well as the retention of risk or the ability to obtain benefits. The Company will be required to apply the provisions of EITF 03-13 to a component of an enterprise that is either disposed of or classified a held for sale beginning January 1, 2005.
      In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Also, SFAS No. 123(R) provides significant additional guidance regarding the valuation of employee stock options. While SFAS No. 123(R) does not require the use of a specific option-pricing model, it does indicate that lattice models usually will provide a better estimate of fair value of an employee stock option. The company currently prepares the pro forma disclosures required under SFAS No. 123 using the Black-Scholes option-pricing model.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      SFAS No. 123(R) must be adopted no later than January 1, 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. SFAS No. 123(R) permits public companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS No. 123(R) for all share-based payments granted or modified after the effective date and (b) based on the requirements of SFAS No. 123 for all awards granted to employees prior to the effective date of SFAS No. 123(R) that remain unvested on the effective date.

•	A “modified retrospective” method that includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS No. 123 for purposes of pro forma disclosures of either (a) all prior periods presented or (b) prior interim periods of the year of adoption.
      As permitted by SFAS No. 123, the company currently accounts for share-based payments to employees using the APB Opinion No. 25 intrinsic-value method. Accordingly, the adoption of the SFAS No. 123(R) fair value method will affect the Company’s results of operations. The impact of adoption of SFAS No. 123(R) on 2006 net income and earnings per share has not yet been determined by the Company. However, the Company does not believe the impact of this standard on the Company’s financial position, results or operations or cash flows will be materially different than described in the disclosure of pro forma net income and earnings per share in the Stock-Based Compensation disclosure in footnote 25.
      In December 2004, the FASB issued SFAS Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006.
      In March 2005, the FASB issued FASB Interpretation (FIN) No. 47 Accounting for Conditional Asset Retirement Obligations, which clarifies that a liability (at fair value) must be recognized for asset retirement obligations when it has been incurred if the amount can be reasonably estimated, even if settlement of the liability is conditional on a future event. FIN 47 is effective as of December 31, 2005. The Company is reviewing its asset retirement obligations to determine the need to record a liability to cover any conditional obligation. The Company is still evaluating the impact of the adoption of FIN 47.
      In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections — a Replacement of APB Opinion No. 20 and FASB Statement No. 3”. SFAS 154 requires retrospective application to prior period financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. SFAS 154 also redefines “restatement” as the revising of previously issued financial statements to reflect the correction of an error. This statement is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe that the adoption of SFAS 154 will have a significant impact on the consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(25)	RECONCILIATION BETWEEN NET INCOME AND SHAREHOLDERS’ EQUITY DETERMINED UNDER ITALIAN GAAP AND U.S. GAAP
      The following table summarizes the significant adjustments to consolidated net income for the years ended December 31, 2004, 2003 and 2002 that would be required if U.S. GAAP had been applied instead of Italian GAAP:

	2004	2003	2002	2004

				(millions of
	(millions of euro)(a)			U.S. dollars)(a)
Net income as reported in the Consolidated Statements of Income	2,706	2,509	2,008	3,663
Items increasing (decreasing) reported net income:
Fixed assets and related depreciation	907	110	391	1,228
Capitalized interest and related depreciation(b)	(33)	(67)	(37)	(44)
Customers’ connection fees	(490)	(497)	(491)	(663)
Pension and employee termination accounting	(108)	(7)	(71)	(146)
Other post-retirement benefits accounting	(14)	(24)	(22)	(19)
Derivatives	1	(3)	(42)	1
Stock compensation costs	(89)	—	—	(120)
Early retirement program	197	—	—	267
Additional share qualification for Terna’s shareholders	(35)	—	—	(47)
Gain on sale of real estate business	(590)	—	—	(799)
Advertising costs	18	30	25	24
Start-up costs	10	10	(13)	13
Internal use of software	16	(4)	1	22
Reorganization of companies under common control	2	2	2	3
FS (Italian State Railways) Right of Way	(4)	(4)	(4)	(6)
Sundry differences regarding telecommunications activity	—	(2)	3	—
Goodwill amortization and other intangibles	583	535	594	789
Goodwill impairment	(2,277)	—	(825)	(3,083)
Camuzzi purchase price allocation	(4)	(4)	(4)	(5)
Restructuring reserve, conversion costs and other reserves	48	121	(2)	65
Italian pension system obligation	89	124	(446)	120
Investment in equity securities	4	—	—	5
Deferred taxes on equity reserves, including revaluations	(3)	(371)	(3)	(4)
Asset retirement obligations	(23)	2	—	(31)
Tax effects of reconciling items	92	(77)	340	124
Impact of reconciling items on minority interest	28	(7)	(5)	38

Net income in accordance with U.S. GAAP	1,031	2,376	1,399	1,395

Basic earnings per share in accordance with U.S. GAAP(c)	0.17	0.39	0.23	0.26

Diluted earnings per share in accordance with U.S. GAAP(d)	0.17	0.39	0.23	0.26

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Except per-share data which is in Euro and U.S. dollars.

(b)	Includes related depreciation of euro 75 million, euro 70 million, euro 72 million and U.S. $102 million, respectively.

(c)	The per share amount has been calculated in accordance with SFAS No. 128, “Earnings Per Share”. See Note 26 for additional information on earnings per share. For purposes of these calculations the weighted average number of shares, taking into account the reverse stock split, was 6,063,075,189 shares as of December 31, 2002 and 2003, and was 6,086,831,617 shares as of December 31, 2004.

(d)	Diluted per share amounts have been calculated in accordance with SFAS No. 128, “Earnings Per Share” and take into account the options outstanding with a potentially dilutive effect as of December 31, 2004.
      The following table summarizes the significant adjustments to consolidated shareholders’ equity as of December 31, 2004 and 2003 that would be required if U.S. GAAP had been applied instead of Italian GAAP:

	2004	2003	2004

			(millions of
	(millions of euro)		U.S. dollars)
Shareholders’ equity as reported in the Consolidated Balance Sheet	19,847	21,124	26,869
Items increasing (decreasing) reported shareholders’ equity:
Fixed assets and related depreciation(a)	595	(313)	805
Capitalized interest and related depreciation(b)	1,248	1,281	1,690
Customers’ connection fees	(1,478)	(988)	(2,001)
Pension and employee termination accounting	(90)	(46)	(122)
Other post-retirement benefits accounting	(1,138)	(1,124)	(1,540)
Derivatives	(431)	(358)	(584)
Stock compensation costs	(89)	—	(120)
Early retirement program	197	—	267
Additional share qualification for Terna’s shareholders	(35)	—	(47)
Gain on sale of real estate business	(590)	—	(799)
Advertising costs	(7)	(25)	(10)
Start-up costs	(47)	(56)	(62)
Internal use of software	(21)	(37)	(27)
Reorganization under common control	(6)	(8)	(9)
FS (Italian State Railways) Right of Way	(27)	(22)	(36)
Sundry differences regarding telecommunications activity	—	—	—
Camuzzi purchase price allocation	23	27	31
Goodwill impairment, related amortization and other intangibles	(1,469)	225	(1,989)
Restructuring reserve, conversion costs and other reserves	169	121	228
Italian pension system obligation	(1,333)	(1,422)	(1,805)
Investments in equity securities	9	(3)	12
Deferred taxes on equity reserves, including revaluations	(630)	(627)	(853)
Asset retirement obligations	(21)	2	(29)
Tax effects of reconciling items	977	885	1,323
Impact of reconciling items on minority interest	43	15	58

Shareholders’ equity in accordance with U.S. GAAP	15,697	18,651	21,250

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(a)	Includes related accumulated depreciation of euro 10,824 million, euro 10,374. million, and U.S. $14,653 million, respectively.

(b)	Includes related accumulated depreciation of euro 667-million, euro 604. million and U.S.$903 million, respectively.
      The condensed Consolidated Balance Sheets as of December 31, 2004 and 2003 presented below have been restated to reflect the differences between Italian GAAP and U.S. GAAP.
CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2004	2003	2004

	(millions of euro)		(millions of
			U.S. dollars)
Assets
Current Assets	16,761	14,299	22,690
Fixed Assets, net	37,589	37,407	50,889
Other non-current assets	12,802	16,799	17,331

	67,152	68,505	90,910

Liabilities and Shareholders’ Equity
Current liabilities	21,107	23,268	28,575
Long-term debt	20,242	18,005	27,404
Other non-current liabilities	9,008	8,405	12,195

Total liabilities	50,357	49,678	68,174
Minority interest	1,098	176	1,486
Shareholders’ equity	15,697	18,651	21,250

	67,152	68,505	90,910

      The condensed consolidated statements of income for the years ended December 31, 2004, 2003 and 2002 presented below have been restated to reflect the differences between Italian GAAP and U.S. GAAP.
CONSOLIDATED STATEMENTS OF INCOME

	2004	2003	2002	2004

	(millions of euro)			(millions of
				U.S. dollars)
Total operating revenues	35,092	31,237	30,604	47,508
Total operating expenses	32,316	26,620	30,600	43,749
Gains on sales of businesses	930	349	2,613	1,258

Operating income	3,706	4,966	2,617	5,017
Financial income	(1,056)	(1,098)	(1,185)	(1,430)
Losses on equity method investments	(36)	(70)	(59)	(49)

Income before income taxes and minority interest	2,614	3,798	1,373	3,538
Income tax expense	1,485	1,497	207	2,010

Income before minority interest	1,129	2,301	1,166	1,528
Minority interest (losses)	98	(75)	(233)	133

Net Income	1,031	2,376	1,399	1,395

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The condensed consolidated statements of changes in shareholders’ equity for the years ended December 31, 2004, 2003 and 2002 presented below have been restated to reflect the differences between Italian GAAP and U.S. GAAP as discussed above.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

			Other
		Retained	comprehensive
	Share capital	earnings	income	Total

	(millions of euro)
Balance as of December 31, 2001	6,063	13,817	(413)	19,467
Net income	—	1,399	—	1,399
Derivatives	—	—	(135)	(135)
Minimum pension liabilities	—	—	(3)	(3)
Other changes	—	—	(19)	(19)
Dividends	—	(2,183)	—	(2,183)

Balance as of December 31, 2002	6,063	13,033	(570)	18,526

Net income	—	2,376	—	2,376
Derivatives	—	—	(12)	(12)
Minimum pension liabilities	—	—	38	38
Investments in equity securities	—	—	(2)	(2)
Other changes	—	(85)	(7)	(92)
Dividends	—	(2,183)	—	(2,183)

Balance as of December 31, 2003	6,063	13,141	(553)	18,651

Net income	—	1,031	—	1,031
Derivatives	—	—	(50)	(50)
Minimum pension liabilities	—	—	43	43
Investments in equity securities	—	—	5	5
Other changes	—	—	(16)	(15)
Exercise of stock options	41	200	—	241
Dividends, including interim dividends	—	(4,209)	—	(4,209)

Balance as of December 31, 2004	6,104	10,163	(571)	15,697

	(millions of U.S. dollars)
Balance as of December 31, 2004	8,264	13,759	(773)	21,250

      Tax effects on other comprehensive income are disclosed in Note 26(h).
DISCLOSURE OF COMPREHENSIVE INCOME, NET OF TAX

	2004	2003	2002	2004

	(millions of euro)			(millions of
				U.S. dollars)
Net income in accordance with U.S. GAAP	1,031	2,376	1,399	1,395
Minimum pension liabilities	43	38	(3)	58
Investments in equity securities	5	(2)	—	7
Derivatives	(50)	(12)	(135)	(66)
Other changes	(15)	(7)	(19)	(20)

Total comprehensive income	1,014	2,393	1,242	1,374

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(26)	ADDITIONAL U.S. GAAP DISCLOSURES

(a)	Concentrations of Risk and Certain Significant Estimates
      The Company’s business is largely determined by laws, regulations and policies established by the European Union and the Italian government. As described in Note 3, the regulatory framework for the Italian electricity market has changed significantly in recent years with the implementation of the Bersani Decree, designed to liberalize and create more competition in the Italian electricity market. The changes caused by the Bersani Decree include the adoption of a new tariff structure, the restructuring of the Company’s transmission business in order to transfer the management of the transmission network to the System Operator, the reorganization of the Company’s generation, transmission and distribution operations into separate business units and the requirement that the Company sell no less than 15,000 MW of its generating capacity. The Bersani Decree was amended following the enactment of a law in October 2003 that provided, among other things, for the reunification of management and operation of the national transmission grid with its ownership under a single private entity. An implementing decree enacted in May 2004 provides for the transfer from the Gestore della Rete to Terna of the responsibility to manage the national transmission grid and the related assets by October 31, 2005, although the Gestore della Rete will still retain its other responsibilities. Following this transfer, the Company will no longer control Terna, as no electricity operator, including ENEL, shall be entitled to voting rights in excess of 5% with respect to the appointment of Terna’s directors. In addition, the Company was legally required to reduce its holding in Terna to no more than 20% by July 1, 2007. In February 2005, Terna and the Gestore della Rete entered into an agreement for the transfer to Terna of these management activities. The transaction remains subject to the approval of the Antitrust Authority.

Tariff Structure
      Prices paid by all Italian customers for electricity include a transmission component, a distribution component, a generation component covering the price of the electricity itself and system charges. Under the current electricity tariff regime, all customers pay regulated prices, set either directly by the Energy Authority or in accordance with Energy Authority guidelines and subject to its approval, for the transmission and distribution components and system charges. The transmission and distribution components, together referred to as “transport charges,” are subject to a price cap mechanism aimed at progressively reducing these charges on the basis of annual efficiency targets. For customers purchasing electricity on the regulated market, the Energy Authority also regulates the generation component, which is set on a quarterly basis, while customers purchasing electricity on the free market pay prices agreed through bilateral contracts or on the power exchange. The Energy Authority sets base tariff levels every four years.
      In 2004, the Energy Authority set new base tariffs for the 2004-2007 period, which have been in force since February 1, 2004. The tariff structure currently in place also includes certain mechanisms to take into account structural factors affecting distributors’ costs. In 2004, the Energy Authority established a price equalizing mechanism intended to minimize the effects of a timing discrepancy in the setting of prices distributors pay to the Single Buyer for electricity to be distributed on the regulated market and the prices that distributors may charge to end users on the regulated market. The prices distributors pay to the Single Buyer for electricity to be distributed on the regulated market are set monthly by the Energy Authority based on the average unit costs incurred by the Single Buyer in connection with its purchases of electricity. However, the generation component included in the overall tariff that distributors may charge to end users on the regulated market is fixed by the Energy Authority on a quarterly basis. In order to minimize the effects of this discrepancy, the Energy Authority has established a price equalizing mechanism applicable for the first time in 2004. The equalizing mechanism will be funded through a system charge in an amount set by the Energy Authority, applicable in 2005.
      In 2004, the Energy Authority also put in place a system to compensate distributors that serve areas where costs are significantly higher than the national average due to uncontrollable factors such as population density and geography. The costs to be considered in setting this compensation are to be based on

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
infrastructural elements such as the length of cables and installation type (aerial or underground), but have not yet been fixed. The Energy Authority is currently in the process of determining which distributors are to be compensated under this system, and the amount of each distributor’s compensation.

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
      In addition to the introduction on April 1, 2004, of trading on the Italian power exchange, the Company expects that competition will increase further due to:

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

(b)	EUFR Acquisition
      On June 16, 2003, ENEL and Uniòn Fenosa signed an agreement for the acquisition by ENEL of 80% of Uniòn Fenosa Energìas Especiales (EUFR), a company that groups the activities of the Spanish operator in the field of energy produced from renewable resources for euro 178 million, while Uniòn Fenosa holds a call option on 30% of the shares expiring at the end of 2007.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the fair value of the assets acquired and liabilities assumed, on a U.S. GAAP basis, at the date of acquisition:

Millions of euro

Current assets	46
Fixed assets, net	168
Goodwill	123
Other non-current assets	39

Total assets acquired	376

Current liabilities	(47)
Long-term debt	(135)
Minority interest	(14)
Other non-current liabilities	(2)

Total liabilities assumed	(198)

Net assets acquired	178

      The acquisition was treated as a purchase. For U.S. GAAP purposes the goodwill is assigned to the Generation and Energy Management sector and it is not amortized.

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

Millions of euro

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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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

(d)	Maritza Acquisition
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

Millions of euro

Current assets	95
Fixed assets, net	57
Goodwill	28
Other non-current assets	9

Total assets acquired	189

Current liabilities	(53)
Long-term debt	—
Minority interest	(61)
Other non-current liabilities	—

Total liabilities assumed	(114)

Net assets acquired	75

      The acquisition was accounted for as a purchase. The resulting goodwill of euro 28 million is assigned to the Generation and Energy Management sector and it is not amortized.

(e)	Viesgo Acquisition
      On January 8, 2002, as part of the program aimed at expansion of its international operations, the Company acquired 100% of the share capital of Electra de Viesgo SL, the holding company of the Viesgo Group, the fourth largest electricity operator in Spain, for euro 1,920 million in cash.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table summarizes the fair value of the assets acquired and liabilities assumed, on a U.S. GAAP basis, at the date of acquisition:

Millions of euro

Current assets	252
Fixed assets, net	1,421
Goodwill	757
Other non-current assets	123

Total assets acquired	2,553

Current liabilities	(457)
Long-term debt	(12)
Minority interest	(19)
Other non-current liabilities	(145)

Total liabilities assumed	(633)

Net assets acquired	1,920

      The acquisition was accounted for as a purchase. The resulting goodwill of euro 757 million was assigned to the Generation and Energy Management sector. Minority interest relates to certain Viesgo subsidiaries.

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

Millions of euro

Current assets	479
Fixed assets, net	866
Intangible assets	632
Other non-current assets	98

Total assets acquired	2,075

Current liabilities	(658)
Long-term debt	(228)
Minority interest	(2)
Other non-current liabilities	(142)

Total liabilities assumed	(1,030)

Net assets acquired	1,045

      The acquisition was accounted for as a purchase. Of the euro 632 million of acquired intangible assets, euro 566 million was assigned to customer relationships and is being amortized over a period of 15 years, deemed to be appropriate in view of estimated customer turnover, and euro 66 million was assigned to the licenses for the distribution of gas and is being amortized over the duration of the license of 9 years. If the license is not renewed, the customer relationship continues to exist even though the license is held by another party.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(g)	2004 acquisitions
      In 2004, ENEL acquired the following entities, by sector, for a total cost of €150 million:

-Gas sector

•	Sicilmetano and Sicilmetano Energy, based in Catania, Italy, operating in the distribution and sale of natural gas to end customers, merged into Enel Rete Gas S.p.A. and Enel Gas S.p.A., respectively, effective January 1, 2004 (100% share interest acquired);

•	Ottogas Rete S.r.l. and Ottogas Vendita S.r.l., based in Milan, Italy, operating in the distribution and sale of natural gas to end customers (100% share interest acquired);

•	Italgestioni Gas S.r.l. and Italgestioni S.r.l., based in Bologna, Italy, operating in the distribution and sale of natural gas to end customers (100% share interest acquired);

-Generation and Energy Management sector

•	Sistemas Energeticos Manon Ortigueira SA, based in Ortigueira, Spain, operating in the renewable resource electricity generation sector (86% share acquired);

•	certain generation companies, based in North America, operating in the renewable resource electricity generation sector;

-Other activities

•	Water & Industrial Services Company S.p.A., based in Monza, Italy, a provider of refluent water softening services (51% share interest acquired);
      All of the acquisitions were accounted for as purchases. Of the total price paid, euro 21 million was assigned to customer relationships, relates to Sales, Infrastructures and networks, and is being amortized over 15 years, deemed appropriate based on the estimated customer turnover. No other intangible assets were acquired.
      Goodwill resulting from the acquisitions amounted to euro 22 million, is fully deductible for tax purposes, and was assigned euro 7 million to Generation and Energy Management, euro 8 million to Sales, Infrastructures and networks and euro 7 million to Other activities.

(h)	Accounting for Income Taxes
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
      All but an insignificant amount of income before tax and tax expense is from Italian sources.
      A detail of the provision for income taxes under U.S. GAAP for the years ended December 31, 2004, 2003 and 2002 is as follows:

	2004	2003	2002	2004

				(millions of
	(millions of euro)			U.S. dollars)
Current	1,525	1,479	285	2,065
Deferred	(40)	18	(78)	(55)

Total	1,485	1,497	207	2,010

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The difference between the statutory and effective tax rate for the years ended December 31, 2004, 2003 and 2002, is due to the following factors:

	2004	2003	2002

Normal tax rate(a)	44%	45%	47.0%
Change in tax rates	—	(0.5)	(1.7)
Reversal of net deferred tax provision	(28.4)	—	(2.7)
Capital gains (not taxable in 2004 or subject to a 19% substitute tax in 2003 and 2004)	(15.3)	(4.3)	(65.4)
Increase in valuation allowance	—	—	40.1
Non-deductible goodwill impairment	60.1	—	—
Other differences	(3.6)	(0.8)	(2.2)

Effective tax rate	56.8%	39.4%	15.1%

(a)	See note 22 for the definition of normal tax rate.
      The components of the deferred tax assets (liabilities) under U.S. GAAP as of December 31, 2004 and 2003 are as follows:

	2004	2003	2004

			(millions of
	(millions of euro)		U.S. dollars)
Deferred tax assets:
Other post retirement benefits accounting	376	371	508
Assets write-downs	377	189	510
Provision for litigation and contingent liabilities	658	646	891
Tax loss carryforwards	1,500	1,513	2,031
Customers’ connection fees	550	368	745
Revaluation of utility plant	—	117	—
Deferred Income	220	—	298
Other	479	375	648

Total deferred tax assets	4,160	3,579	5,631
Valuation allowances	(595)	(572)	(805)

Total deferred tax assets, net	3,565	3,007	4,826
Deferred tax liabilities:
Revaluation of utility plant	(222)	—	(300)
Accelerated depreciation of utility plant	(2,087)	(1,663)	(2,825)
Capitalization of interest on utility plant	(465)	(477)	(629)
Equity reserves	(581)	(572)	(787)
Goodwill impairment and amortization	—	(76)	—
Other	(356)	(383)	(483)

Total deferred tax liabilities	(3,711)	(3,171)	(5,024)

Net deferred tax liabilities	(146)	(164)	(198)

      Net deferred tax assets on tax loss carryforwards as of December 31, 2004 of euro 905 million primarily relate to WIND for euro 779 million, Enel Rete Gas for euro 46 million and to Viesgo Generation for euro 40 million and are stated net of a valuation allowance of euro 595 million, of which euro 596 million related to WIND.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      There was no valuation allowance recognized as of January 1, 2002. During the years ending December 31, 2002, 2003 and 2004, the valuation allowance increased by euro 269 million, euro 303 million and euro 23 million, respectively.
      The tax loss carryforwards as of December 31, 2004 expire as follows:

•	2006: euro 377 million;

•	2007: euro 143 million;

•	2008: euro 637 million;

•	2009: euro 379 million;

•	no limits: euro 545 million.
      There are no deferred tax liabilities not recognized with respect to investments in foreign subsidiaries.
      As of December 31, 2004 and 2003, respectively, income tax has been allocated to each item in Other Comprehensive Income as follows:

	2004	2003

	(millions of
	euro)
Minimum Pension Liabilities	(21)	(17)
Derivatives	25	5
Investments in equity securities	(3)	1

      There is no difference between Italian GAAP and U.S. GAAP in the classification of deferred tax assets and liabilities.
      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and tax carryforwards, net of the existing valuation allowances at December 31, 2004. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(i)	Segment Information
      To support the strategy to refocus on the core energy business, in July 2002, the Company reorganized its operations into six business divisions in order to increase the focus of the activities on the market and to better control costs and enhance synergies among the Company’s various subsidiaries. These divisions were: Generation and Energy Management; Sales, Infrastructure and Networks; Transmission; Telecommunications; Services and Other Activities and Corporate. In 2003, the Company added a seventh division called International. In 2004, management decided to re-allocate to other segments the operations that had previously been grouped in the International division. The Company’s reportable segments are now Generation and Energy Management, Sales, Infrastructure and Networks, Transmission, Telecommunications, Corporate and Services and Other Activities. In addition, on December 31, 2003, the Transmission segment acquired from the Services and Other Activities segment, the Brazilian transmission grid operators, the results of which since January 1, 2004, have therefore been included in the Transmission segment. In order to present segment information for each of the years ended December 31, 2004, 2003 and 2002 on a comparable basis,

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
certain segment information for the years ended December 31, 2003 and 2002 has been reclassified to conform to the 2004 presentation. Each division has its own management structure, headed by a senior manager who reports directly to the Chief Executive Officer of ENEL.
      The Generation and Energy Management Division is responsible for operations related to the production of electricity and the procurement of fuel for electricity generated. The key subsidiaries in this division include in Italy Enel Produzione S.p.A., for energy generation; Enel Green Power S.p.A., for energy generation from renewable sources; and Enel Trade S.p.A., which purchases fuel for all of ENELs’ generating operations and is active in the fuel trading and logistics sector. The Division also includes Viesgo Generaciòn S.L., and Uniòn Fenosa Energias Especiales in Spain, Enel North America Inc. in the U.S., Enel Latin America LLC, in Central and South America, and Maritza East III Power Company AD in Bulgaria.
      The Sales, Infrastructure and Networks Division comprises two business units, which operate as independent units under the umbrella of Enel Distribuzione S.p.A., the division’s lead company. The Infrastructure and Networks business unit operates mainly through Enel Distribuzione S.p.A., which distributes electricity in Italy. The Sales business unit sells electricity and gas and provides electricity-related services. The key subsidiaries in this business unit include in Italy Enel Distribuzione S.p.A., which sells electricity on the regulated market in Italy; Enel Energia S.p.A., which sells electricity on the free market in Italy; Enel Rete Gas S.p.A. which owns the gas distribution networks and the related license for their use; Enel Gas S.p.A., which resells natural gas to end users in Italy; Enel So.l.e. S.p.A., which offers public and art lighting services; and Enel.si S.p.A. which offers electricity systems-related services and “beyond the meter” products and services, such as consulting and sale of electrical equipment. The Division also includes Viesgo Distribuciòn S.L. and Viesgo Energia S.L. in Spain.
      Terna S.p.A., constituting the Transmission Division, owns approximately 94% of Italy’s national transmission grid. Furthermore, the Division includes Novatrans Energia SA and Transmissora Sudeste Nordeste SA, owners and operators of two high voltage distribution lines in Brazil.
      The Telecommunications Division’s operations are carried out by WIND.
      ENEL constitutes the Corporate Division and, as the Parent, defines the strategic objectives for ENEL and coordinates the activities of all the divisions. In addition, ENEL manages finance operations and insurance risk coverage for all ENEL companies and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues.
      The Services and Other Activities Division includes other non-core business operations, such as, among others, Enel Facility Management S.p.A. (formerly Enel Real Estate S.p.A) and NewReal S.p.A. (in June 2004, the Company agreed to sell this company for euro 1,400 million) which operated in real estate management services; Enelpower S.p.A., which provides power-related engineering and construction services; and Enel.it S.p.A., the group-wide information technology unit. Individually, none of these other activities met the quantitative thresholds for determining reportable segments in the periods covered by these Consolidated Financial Statements and therefore have been grouped for purposes of segment reporting.
      The accounting policies of the segments are the same as those described as significant accounting policies (Note 2). No geographic information has been presented since foreign operations represent approximately 6%, 6% and 5% of total revenues for the years ended December 31, 2004, 2003 and 2002, respectively, and approximately 5% of total assets as of December 31, 2004 and 2003.
      Considering the aforementioned segment redefinition which occurred in 2003 and 2004, the segment information for prior years has been restated for comparative purposes.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Information about the Company’s segments, prepared in accordance with Italian GAAP, for the years ended December 31, 2002, 2003 and 2004 is as follows:

						Services
	Generation	Sales,				and
	and energy	infrastructures				other
	management	and networks	Transmission	Telecom.	Corporate	activities	Eliminations	Consolidated

	(millions of euro)
2002
Revenues	11,388	20,966	828	3,921	1,973	2,883	(11,982)	29,977
Operating Income	1,440	2,128	267	(1,019)	164	(46)	(54)	2,880
Depreciation and Amortization	1,283	1,249	247	1,496	4	198	—	4,477
Capital Expenditures(1)	986	1,900	423	1,550	—	250	—	5,109

Identifiable Assets	22,391	22,190	4,635	15,678	7,505	8,870	(14,250)	67,019

2003
Revenues	12,607	20,433	927	4,383	1,139	2,742	(10,914)	31,317
Operating Income	2,457	2,329	430	(840)	223	213	(80)	4,732
Depreciation and Amortization	1,202	1,234	154	1,716	4	206	—	4,516
Capital Expenditures(1)	829	1,665	371	685	—	73	—	3,623

Identifiable Assets	19,985	23,094	5,681	16,366	7,113	9,271	(12,580)	68,930

2004
Revenues	12,982	19,466	1,023	4,714	1,617	1,799	(5,112)	36,489
Operating Income	2,698	2,885	509	(456)	653	130	(94)	6,325
Depreciation and Amortization	1,230	837	164	1,810	5	127	—	4,173
Capital Expenditures(1)	842	1,632	277	680	—	87	—	3,518

Identifiable Assets	20,485	22,916	4,956	14,009	12,538	7,521	(14,095)	68,330

2004			(millions of U.S. Dollars)
Revenues	17,575	26,353	1,385	6,382	2,189	2,435	(6,921)	49,399
Operating Income	3,653	3,906	689	(617)	884	176	(127)	8,563
Depreciation and Amortization	1,665	1,133	222	245	7	172	—	5,649
Capital Expenditures(1)	1,140	2,209	375	921	—	118	—	4,763

Identifiable Assets	27,733	31,024	6,709	18,965	16,974	10,182	(19,082)	92,505

(1)	Tangible assets.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s segment information, prepared in accordance with U.S. GAAP, for the years ended December 31, 2004, 2003 and 2002 presented below has been restated to reflect the differences between the Company’s accounting policies under Italian GAAP and U.S. GAAP.

						Services
	Generation	Sales,				and
	and energy	infrastructures				other
	management	and networks	Transmission	Telecom.	Corporate	activities	Eliminations	Consolidated

	(millions of euro)
2002
Revenues	12,395	828	21,425	3,967	1,973	2,971	(12,955)	30,604
Operating Income	1,176	1,440	230	(2,839)	158	(107)	(54)	4
Depreciation and Amortization	1,222	1,548	230	930	1	138	—	4,069
Capital Expenditures(1)	1,021	1,900	423	1,550	—	250	—	5,144

Identifiable Assets	23,167	21,993	4,567	15,286	7,616	8,044	(14,250)	66,423

2003
Revenues	12,194	927	20,596	4,401	1,186	2,847	(10,914)	31,237
Operating Income	2,333	1,805	426	(377)	245	260	(80)	4,612
Depreciation and Amortization	1,303	1,626	147	1,199	7	224	—	4,506
Capital Expenditures(1)	864	1,665	371	685	—	73	—	3,658

Identifiable Assets	22,958	23,060	4,779	10,035	29,612	16,899	(38,814)	68,530

2004
Revenues	12,318	19,466	1,023	4,494	1,062	1,841	(5,112)	35,092
Operating Income	2,485	2,531	475	(3,404)	1,351	361	(94)	3,706
Depreciation and Amortization	1,286	1,043	168	1,242	4	114	—	3,857
Capital Expenditures(1)	871	1,632	277	680	—	87	—	3,547

Identifiable Assets	21,332	22,257	4,893	12,340	12,699	7,726	(14,095)	67,152

(millions of U.S. Dollars)
2004
Revenues	16,676	26,353	1,385	6,084	1,438	2,492	(6,921)	47,508
Operating Income	3,365	3,426	643	(4,608)	1,829	489	(127)	5,017
Depreciation and Amortization	1,741	1,413	227	1,681	5	154	—	5,222
Capital Expenditures(1)	1,179	2,209	375	921	—	118	—	4,802

Identifiable Assets	28,880	30,132	6,624	16,705	17,192	10,460	(19,082)	90,910

(1)	Tangible assets.

(j)	Earnings per Share
      In accordance with SFAS No. 128, “Earnings per Share”, basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding. The number of shares included in the computation of diluted earnings per share is increased to include the effect, if dilutive, of any potentially issuable common shares. Potentially issuable shares include options, warrants, and convertible securities. For the year ended December 31, 2002, the Company had no dilutive potential common shares, therefore basic and diluted earnings per share were equal. For the year ended December 31, 2004 and 2003, the Company had dilutive common shares resulting from outstanding stock options with a potentially dilutive effect.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The computation of basic and diluted earnings per share for the years ended December 31, 2004, 2003 and 2002, in accordance with U.S. GAAP, are as follows:

Basic and Diluted EPS	2004	2003	2002	2004

				(millions of
	(millions of Euro)(*)			U.S. dollars)(*)
Income available to common shareholders	1,031	2,376	1,399	1,395
Weighted average shares — basic (in millions)	6,087	6,063	6,063	6,087
Weighted average shares — diluted (in millions)	6,215	6,063	6,063	6,215

Earnings per share-basic:	0.17	0.39	0.23	0.23

Earnings per share-diluted:	0.17	0.39	0.23	0.23

(*)	Except per-share data which is in euro and U.S. dollars.
(k) Fair Value of Financial Instruments
      As required by SFAS No. 107, “Disclosures about Fair Value of Financial Instruments”, the Company has estimated the fair values of its financial instruments held.
      In the normal course of its business, the Company utilizes various types of financial instruments. These instruments include recorded assets and liabilities, as well as items that principally involve off-balance sheet risks. Information about the fair value of the Company’s financial instruments is presented below.

•	Cash and cash equivalents: the carrying values of cash and cash equivalents approximate their fair values because of their short maturities.

•	Investments in equity securities classified as available for sale: the carrying value of such investments reflects their fair value as of the balance sheet date.

•	Short-term debt: the carrying value of short-term debt approximates fair value because of the short period of time between the origination and maturity of the borrowings.

•	Other noncurrent assets: the carrying value of such assets reflects their fair value as of the balance sheet date.

•	Bonds payable-listed: the fair value of bonds payable-listed is based upon period-end market prices.

•	Other bonds and long-term debt (including current maturities): the fair values of other bonds and long-term debt (including current maturities) are based on discounted cash flow analyses.

	As of December 31,

	2004	2004	2003	2003
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(millions of euro)
Bonds payable-listed	7,610	7,989	7,780	7,873
Other bonds and long-term debt, including current maturities	13,996	13,987	14,236	14,085

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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December, 31

	2004	2003

	Fair Value
	(millions of euro)
Interest rate swaps	(407)	(354)
— assets	46	10
— liabilities	(453)	(364)
Interest rate collars	(13)	(12)
— assets	0	—
— liabilities	(13)	(12)
Swaptions	—	1
— assets	—	1
— liabilities	—	—
Total interest rate derivatives	(420)	(365)
— assets	46	11
— liabilities	(466)	(376)
Forward exchange contracts relating to commodity hedging	(34)	(18)
— assets	—	—
— liabilities	(34)	(18)
Forward exchange contracts relating to hedge of commercial papers	(28)	(24)
— assets	—	—
— liabilities	(28)	(24)
Forward exchange contracts relating to hedge of future cash flows	3	(9)
— assets	7	32
— liabilities	(4)	(41)
Other Forward exchange contracts	—	—
— assets	3	2
— liabilities	(3)	(2)
Options	—	—
— assets	—	2
— liabilities	—	(2)
Contracts for differences	—	—
— assets	—	—
— liabilities	—	—
National and international congestion contracts differences	—	—
— assets	—	—
— liabilities	—	—

Total	(479)	(416)
— assets	56	47
— liabilities	(535)	(463)

      Fair value of derivatives contracts is disclosed in Note 22.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As of December 31, 2004, the Company had outstanding forward exchange contracts and options used to hedge its several risks with an aggregate notional amount of euro 1,870 million (euro 2,384 million as of December 31, 2003). In particular, the Company had

•	contracts with a notional amount of euro 855 million used to hedge the foreign exchange risk related to fuel purchases, electricity imports and expected cash flows in currencies other than the euro (euro 1,681 million as of December 31, 2003); and

•	contracts with a notional amount of euro 715 million used to hedge the foreign exchange risk related to the repayment of the commercial paper issued in foreign currency (euro 440 as of December 31, 2003).
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
      At the end of 2004, the Company also had in place euro 215 million of foreign exchange forward contracts (euro 153 million at December 31, 2003) and euro 85 million of options (euro 110 million at December 31, 2003) used to hedge any residual foreign exchange risk on an aggregate basis.
      Interest rate derivatives used by the Company mainly consist of interest rate swaps, forward rate agreements, interest rate collars and swaptions, in order to lock in a fixed interest rate to balance the fix/floating ratio of its long-term debt.
      The Company’s derivative financial instruments were recorded in the Italian GAAP financial statements at carrying amounts of euro 18 million and euro 38 million as of December 31, 2004 and 2003, respectively.

(l)	Effects of Regulation
      As discussed in Note 3, the Company is subject to the regulatory control of the Energy Authority with additional oversight provided by numerous laws, decrees and codes. The current regulatory tariff structure provides the Company with recovery of certain levels of cost through a price cap framework, and not necessarily its specific cost of providing service. Accordingly, SFAS No. 71, “Accounting for the Effects of Certain Types of Regulation”, which relates to an entity whose rates are regulated on an actual cost basis, is not currently applicable to these Consolidated Financial Statements.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(m)	Utility Plant
      The Company’s net utility plant, under U.S. GAAP consists of the following:

	2004	2003	2004

			(millions of
	(millions of euro)		U.S. dollars)
Utility plant, gross:
Generating Plant:
Hydroelectric	6,506	6,447	8,808
Thermal	17,205	16,966	23,292
Geothermal and other renewable resources	2,127	1,944	2,880
Transmission line	6,565	6,245	8,888
Distribution Network	32,551	31,189	44,068
Distribution Gas Network	2,767	2,559	3,746
Telecommunication	5,604	5,124	7,587
Land and Buildings	2,449	2,339	3,315
Other	2,179	2,272	2,950
Construction in progress	2,069	2,140	2,801

Total	80,022	77,225	109,421

Accumulated depreciation:
Generating Plant:
Hydroelectric	2,484	2,309	3,363
Thermal	9,176	8,209	12,422
Geothermal and other renewable resources	1,019	893	1,380
Transmission Line	2,600	2,409	3,520
Distribution Network	21,102	20,875	28,568
Distribution Gas Network	1,080	973	1,462
Telecommunication	2,548	1,868	3,449
Land and Buildings	947	799	1,282
Other	1,477	1,483	2,000
Construction in progress	—	—	—

Total	42,433	39,818	57,446

Utility plant, net:
Generating Plant:
Hydroelectric	4,022	4,138	5,445
Thermal	8,029	8,757	10,870
Geothermal and other renewable resources	1,108	1,051	1,500
Transmission Line	3,965	3,836	5,368
Distribution Network	11,449	10,314	15,500
Distribution Gas Network	1,687	1,586	2,284
Telecommunication	3,056	3,256	4,137
Land and Buildings	1,502	1,540	2,033
Other	702	789	950
Construction in progress	2,069	2,140	2,801

Total	37,589	37,407	50,889

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(n)	Stock-Based Compensation
      The Company accounts for all stock-based compensation issued under the provision and related interpretation of Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees”. In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company intends to continue to apply APB No. 25 for purposes of determining net income and to present the pro forma disclosures required by SFAS No. 123 as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of FASB Statement No. 123”.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The status of the stock options granted under the Stock Option Plan, as of December 31, 2002, was as follows:

	Number of	Average
	Options	Grant Price

		(euro)
Outstanding at January 1, 2002	24,706,668	7.57
Granted(*)	41,748,500	6.43
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2002	66,455,168	6.85

(*)	2,503,500 granted to Enel’s Chief Executive Officer at euro 6.480.
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
      The status of the stock options granted under the Stock Option Plan, as of December 31, 2003, was as follows:

	Number of	Average
	Options	Grant Price

		(euro)
Outstanding at January 1, 2003	66,455,168	6.85
Granted(*)	47,624,005	5.24
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2003	114,079,173	6.18

(*)	4,200,000 granted to Enel’s Chief Executive Officer at euro 5.240.
      The average fair value of options granted during 2003 was approximately euro 0.67 per share. The fair value of each option granted is estimated using a Black-Scholes option-pricing model with the following weighted-average assumption used for estimating fair value:

Future dividends per share	Euro 0.28
Weighted average risk-free interest rate	2.82%
Expected life	2.0 years
Expected volatility	28%

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      In 2004, following the authorization obtained in a ENEL Shareholders’ meeting, the Parent launched a new “Stock Option Plan”, granting to certain of its executive 38,527,550 options. Among the beneficiaries of the 2004 stock-option plan, in their capacity as General Manager, was also those who held the position of ENEL’s Chief Executive Officer during that year.
      This plan is based on conditions similar to the 2003 plan. In March 2005, the Company’s Board of Directors determined that the condition for all the options to vest had been satisfied.
      The average fair value of options granted during 2004 was approximately euro 0.18 per share. The fair value of each option granted is estimated using a Black-Scholes option-pricing model with the following weighted-average assumption used for estimating fair value:

Future dividends per share	Euro 0.36
Weighted average risk-free interest rate	2.72%
Expected life	3.5 years
Expected volatility	17%

      In 2004, ENEL’s Board of Directors awarded to all option holders, a cash bonus of euro 0.41 due upon exercise of stock options.
      The status of the stock options granted under the Stock Option Plan, as of December 31, 2004, was as follows:

	Number of	Average
	Options	Grant Price

		(euro)
Outstanding at January 1, 2004	114,079,173	6.18
Granted(*)	38,527,550	6.24
Exercised	(40,446,675)	5.95
Forfeited	(17,309,226)	6.80

Outstanding at December 31, 2004(**)	94,850,822	6.15

(*)	2,500,000 granted to Enel’s Chief Executive Officer at euro 6.242.

(**)	Price has been reduced by euro 0.41, as discussed above.
      The following table summarizes certain information for the options granted by the Parent, outstanding at December 31, 2004:

Options Outstanding
				Options exercisable
		Weighted
		average	Weighted	Weighted	Weighted
	Range of	remaining	average	average	average		Fair
Tranche	Grant Prices	options	grant life	grant price	grant options	Price	value

	(euro)		(years)	(euro)		(euro)	(euro)
2001	6.86	16,690,142	0.5	6.86	16,690,142	7.27	0.48
2002	6.02	12,819,944	1.5	6.02	2,707,944	6.43	0.17
2003	4.83	28,044,186	2.5	4.83	1,384,539	5.24	0.67
2004	5.83	37,296,550	3.5	—	—	—	0.183

      In 2001, WIND launched a Stock Option Plan on WIND shares. Options under this plan were scheduled to vest and would have been available for exercise starting in 2002 if certain targets were met, or other criteria were met during 2002 and WIND’s proposed IPO was executed before September 2003. Since these conditions were not met, the options expired in 2003.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s pro forma earnings for the years ended December 31, 2004, 2003 and 2002, had compensation costs, relating to the plan launched by the Parent and its subsidiary WIND, recorded in accordance with SFAS No. 123, as amended by SFAS No. 148, are presented below (millions of euro):

	2004	2003	2002

Net income in accordance with U.S. GAAP, as reported	1,031	2,376	1,399
Stock-based employee compensation expense, as reported	139	—	—
Stock-based employee compensation expense under fair value	(122)	(12)	(6)

Pro forma net income	1,048	2,364	1,393

      The Company’s pro forma earnings per share for the years ended December 31, 2004, 2003 and 2002, had compensation costs, relating to the plan launched by the Parent and its subsidiary WIND, recorded in accordance with SFAS No. 123, as amended by SFAS No. 148, are presented below:

	2004		2003		2002

	As Reported	Pro Forma	As Reported	Pro Forma	As Reported	Pro Forma

Basic and diluted earnings per share	0.17	0.17	0.39	0.39	0.23	0.23

      The effects of applying SFAS No. 123 in this pro forma disclosure should not be interpreted as being indicative of future effects.

(o)	Pension and Other Post-Retirement Benefit Costs
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Special withdrawal in 2004 relate to the use by certain Italian employees of their termination indemnities to purchase ENEL’s shares.

			Other Post-
	Pension benefits		retirement benefits

	2004	2003	2004	2003

	(millions of euro)		(millions of euro)
Change in Benefit Obligation:
Benefit obligation at January 1	1,985	2,087	1,152	1,149
Service cost	102	84	12	10
Interest cost	98	101	56	56
Actuarial (gain) loss	5	(52)	69	(20)
Plan amendment	1	—	—	—
PBO of business acquired (disposed)	—	47	—	—
Benefits paid	(172)	(291)	(54)	(43)
Special withdrawal	(209)	—	—	—
Adjustment	47	9	—	—

Benefit obligation at December 31	1,857	1,985	1,241	1,152

Change in plan assets:(a)
Fair value of plan assets at beginning of year	129	111	18	15
Actuarial return on plan assets	6	6	1	1
Employer contributions	388	284	3	2
Plan participants’ contribution	—	—	—	—
Benefits paid	(169)	(290)	(1)	—
Special withdrawal	(209)	—	—	—
Intercompanies reallocation of plan assets	—	4	—	—
Adjustments	24	4	2	—
Gains (losses)	(2)	10	(1)	—

Fair value of plan assets at end of year	167	129	22	18

Reconciliation of Funded Status of the Plans:
Funded (un-funded) status	(1,690)	(1,856)	(1,219)	(1,134)
Unrecognized net (gain) loss	367	435	51	(15)
Unrecognized net transition obligation	(16)	(17)	—	—
Accrued benefit cost	(1,339)	(1,438)	(1,168)	(1,149)
Adjustment for minimum liability	(277)	(344)	—	—
Amount recognized in the Consolidated Balance Sheet	(1,616)	(1,782)	(1,168)	(1,149)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	(1,701)	(1,851)	(1,189)	(1,108)
Accumulated benefit obligation	(1,588)	(1,729)	(1,189)	(1,108)

Fair value of plan assets	21	3	—	—

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Amounts recognized in the consolidated balance sheet consist of:

			Other Post-
	Pension benefits		retirement benefits

	2004	2003	2004	2003

	(millions of euro)		(millions of euro)
Prepaid benefit cost	—	—	—	—
Accrued benefit cost	(1,616)	(1,782)	(1,168)	(1,149)
Intangible assets	—	—	—	—
Accumulated other comprehensive income	277	344	—	—

Net amount recognized	(1,339)	(1,438)	(1,168)	(1,149)

      The accumulated benefit obligation for pension plans and other postretirement plans at December 31, 2004, was euro 1,735 million and euro 1,189 million, respectively. The accumulated benefit obligation for pension plans and other postretirement plans at December 31, 2003, was euro 1,850 million and euro 1,108 million, respectively.

				Other Post-
	Pensions benefits			retirement benefits

	2004	2003	2002	2004	2003	2002

	(millions of euro)
Components of Net Periodic Benefit Cost:
Service cost	102	84	89	12	10	13
Interest cost	98	101	102	56	56	52
Expected return on plan assets	(7)	(6)	(5)	(1)	(1)	—
Net amortization and deferral	17	16	20	—	—	—

Net periodic benefit cost	210	195	206	67	65	65
Curtailment gain/initial accrual	—	—	75	—	—	—
Special withdrawal	68	—	—	—	—	—
Adjustment	15	13	—	2	—	—

Total cost accrual	293	208	281	69	65	65

Additional Information

			Other Post-
	Pension benefits		retirement benefits

	2004	2003	2004	2003

	(millions of euro)		(millions of euro)
Increase in minimum liability included in other comprehensive income	67	61	—	—

Assumptions

			Other Post-
	Pensions benefits		retirement benefits

	2004	2003	2004	2003

Weighted Average Assumptions used to determine benefit obligations as of December 31:
Discount rate	4.25%	5.0%	4.25%	5.0%
Rate of compensation increase	3.0%	3.5%	N/A	N/A

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

				Other Post-
	Pensions benefits			retirement benefits

	2004	2003	2002	2004	2003	2002

Weighted Average Assumptions used to determine net periodic benefit cost for years ended December 31:
Discount rate	5.0%	5.0%	5.0%	5.0%	5.0%	5.0%
Expected long term rate of return on plan assets	5.0%	5.0%	5.0%	5.0%	5.0%	2.5%
Rate of compensation increase	3.5%	3.5%	3.5%	N/A	N/A	N/A

	2004	2003

Assumed health care cost trend rates at December 31
Health care cost trend rate assumed for next year	3.0%	3.5%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	3.0%	3.5%
Year that the rate reaches the ultimate trend rate	2005	2004

      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1- Percentage-	1- Percentage-
	Point Increase	Point Decrease

	(millions of euro)
Effect on total cost	1	(1)
Effect on accumulated post-retirement benefit obligation	30	(24)

      ENEL pension plan and post-retirement plan assets, which solely relate to certain Spanish subsidiaries, are entirely covered by insurance contracts. Under the terms of the contract, the annual yield is guaranteed by the insurance company and investment decisions are the responsibility of the insurance company.
      ENEL expects to contribute euro 104 million to its pension plans and euro 55 million to its other post-retirement benefit plans in 2005.
Estimated Future Benefit Payments
      The following benefit payments, including benefits attributable to estimated future employee service, are expected to be paid:

	Pension	Other Post-
	benefits	retirement benefits

	(millions of euro)
2005	104	55
2006	118	57
2007	123	58
2008	150	60
2009	203	62
Years 2010-2014	1,335	323

(p)	Derivative Financial Instruments
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
designated in hedging relationships or not, be recorded on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.
      As of January 1, 2001, the Company classified for U.S. GAAP purposes all of its derivative instruments into different categories, for which the accounting are as follows:

•	For “cash flow hedges”, the effective portion of the gain or loss from the derivative hedging instrument is accumulated in other comprehensive income (“OCI”) and recognized in earnings during the period that the hedged forecasted transaction impacts earnings. The ineffective portion of the gain or loss from the derivative hedging instrument is recognized in earnings immediately.

•	For “fair value hedges”, the gain or loss on the derivative instrument designated and qualifying as a fair value hedging instrument as well as the offsetting loss or gain on the hedged item attributable to the hedged risk is recognized currently in earnings in the same accounting period.

•	For all other derivative contracts which do not qualify for the special hedge accounting treatment under SFAS 133, gains and losses are recorded in earnings each reporting period.
      Under U.S. GAAP, a derivative instrument is defined as a contract with all three of the following characteristics:

a.	It has (1) one or more underlying and (2) one or more notional amounts or payment provisions or both.

b.	No initial net investment or an initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors.

c.	Its terms require or permit net settlement, it can readily be settled net by a means outside the contract, or it provides for delivery of an asset that puts the recipient in a position not substantially different from net settlement.
      Since the adoption of SFAS 133, the Company implemented a control to identify and, if necessary, recognize any potential derivatives or embedded derivatives. The Company subjected all significant contracts to such control and found that its contracts do not require valuation under SFAS 133 and related interpretations. Furthermore, through December 31, 2004, no embedded derivatives were required to be separated from the underlying obligation and carried at fair value.

Cash Flow Hedges
      ENEL’s cash flow hedges primarily include hedges of certain floating rate medium and long-term debt.
      The Company has swapped these variable interest rate liabilities into fixed interest rate liabilities. Interest rate swaps are the most common type of derivative contract used to modify exposure to interest rate risk by converting floating rate liabilities to fixed rate liabilities. ENEL also enters into Swaptions and Interest rate collars.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The breakdown of the hedging instruments, and the amounts recognized in other comprehensive income (loss) are as follows:

		Gains/			Gains/			Gains/
	OCI at	losses	Reclassified	OCI at	losses	Reclassified	OCI at	losses	Reclassified	OCI at
	December 31,	recorded	to earnings	December 31,	recorded	to earnings	December 31,	recorded	to earnings	December 31,
Type of operation	2001	in 2002	in 2002	2002	in 2003	in 2003	2003	in 2004	in 2004	2004

Interest rate swaps	(72)	(201)	3	(270)	(29)	14	(285)	24	(106)	(367)
Interest rate collars	—	(4)	—	(4)	(3)	—	(7)	11	(5)	(1)
Swaptions	—	(2)	—	(2)	2	—	—	—	—	—

Total	(72)	(207)	3	(276)	(30)	14	(292)	35	(111)	(368)

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
      The total ineffectiveness recorded in earnings during the years ended December 31, 2004 and 2003 amounts to euro 0.7 million and euro 0.1 million respectively.
      For all cash flow hedges, ENEL recognizes all other changes in fair value of the hedging instrument in other comprehensive income and subsequently reclassifies them into earnings as the hedged forecasted transaction impacts earnings.
      The Company estimates that euro 106 million of net derivative losses included in other comprehensive income as of December 31, 2004 will be reclassified into earnings within the next twelve months.

Fair Value Hedges
      The Group’s fair value hedges consist of interest rate swaps that are used to protect against changes in the fair value of fixed-rate long-term debt due to changes in market interest rates.
      For the year ended December 31, 2004, the Group recognized a net gain of euro 0.2 million, which represents the ineffective portion of fair value hedges.
      As at December 31, 2004, the fair value of outstanding derivatives designated as fair value hedges was a euro 39 million net positive replacement value.

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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Gain/losses
	included in earnings

Type of Operation	2004	2003	2002

Interest rate swaps	(2)	(2)	(6)
Interest rate collars	(8)	3	(1)
Swaptions	—	1	5
Forward exchange agreements	1	34	(52)
Options	—	—	—
Commodity swaps	7	(5)	(13)
Commodity futures	2	(33)	25
Contract for differences	—	—	—
National and International congestion contracts	—	—	—

Total	—	(2)	(42)

      Derivative instruments are reported on a net-by-counterparty basis on the Consolidated Balance Sheet when a legal right of setoff exists under an enforceable netting agreement.

(q)	Amortization of Intangible Assets

	Customer		Customer
	relationship	Licences	portfolio

Balance as of January 1, 2003, net	544	61	114
Additions in 2003	103	84	—
2003 amortization expense	(48)	(10)	(14)

Balance as of December 31, 2003, net	599	135	100

Additions in 2004	21	—	—
2004 amortization expense	(59)	(13)	(14)

Balance as of December 31, 2004, net	561	122	86

      Accumulated amortization as of December 31, 2004 was euro 129 million for customer relationship, euro 28 million for licences, and euro 32 million for the customer portfolio. Accumulated amortization as of December 31, 2003 was euro 70 million for customer relationship, euro 15 million for licences, and euro 18 million for the customer portfolio. In addition, trademarks of euro 408 million, which are not subject to amortization, are recorded as of December 31, 2004 and 2003.
      The estimated amortization of intangible assets, including assets recorded under Italian GAAP, for each year in the period from 2005 to 2009 amounts to approximately euro 356 million, euro 185 million, euro 197 million, euro 180 million and euro 179 million, respectively.

(r)	Asset Retirement Obligations
      ENEL has asset retirement obligations associated with a geothermal power plant as well as a certain property owned by the State. ENEL’s obligations relate to the return on expiration of the license or authorization of such assets to the State in same condition as originally conveyed. Additional asset retirement obligations relate to WIND’s obligation to dismantle antenna sites and return them to their original condition.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Below is a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations for the year ended December 31, 2004.

Euro
million

Balance as of January 1, 2004	26
Liability incurred during 2004	9
Liability settled in 2004	—
Accretion expense	5
Revisions in estimated cash flows	48

Balance as of December 31, 2004	88

      Regarding ENEL’s other geothermal plants, generally, the license or authorization is renewed, and no historical experience exists of discontinuing a license or authorization. The Company does not have sufficient information available to estimate a range of potential settlement dates in which asset retirement obligations relating to these plants will be incurred. The liability will be initially recognized in the period in which sufficient information exists to estimate a range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

(s)	Cost method investments
      The aggregate amount of all cost method investments at December 31, 2004 and 2003, all evaluated for impairment, was euro 38 million and euro 41 million, respectively.

(t)	Variable interest entities
      In January 2003, the FASB issued FIN 46, “Consolidation of Variable Interest Entities (VIE) — an interpretation of ARB No. 51,” which clarifies the application of the consolidation rules to certain variable interest entities. In December 2003, the FASB issued a revised version of FIN 46 (FIN 46R) to address certain technical corrections and implementation issues. FIN 46R provides that if an entity is the primary beneficiary of a VIE, the assets, liabilities, and results of operations of the VIE should be consolidated in the entity’s financial statements. Based on the guidance in FIN 46R, ENEL concluded that FCC Eolo, an entity involved in the securitization of WIND’s trade accounts receivable, is a VIE and that WIND is the primary beneficiary. Accordingly, ENEL began consolidating FCC Eolo’s financial results January 1, 2004. The consolidation of FCC Eolo does not impact consolidated net income or shareholders’ equity, however, the consolidation of FCC Eolo increased ENEL’s consolidated assets and liabilities by euro 600 million.
      In addition, based on the guidance in FIN 46R, ENEL concluded that Excelsia Nove S.r.l., an entity which holds real estate previously owned by ENEL through its subsidiary NewReal, is a VIE and that ENEL is not the primarily benificiary. NewReal was sold by ENEL on July 14, 2004, to Excelsia Otto S.r.l. who subsequently transferred the real estate to Excelsia Nove S.r.l.. In conjuction with the sale, certain real estate was leased back to ENEL. ENEL’s maximum exposure to loss as a results of its involvement in Excelsia Nove S.r.l. consists of subordinated debt of euro 75 million as of December 31, 2004.

(27)	SUBSEQUENT EVENTS

(a)	Acquisition of an Electricity Generation Company in Slovakia
      In conjunction with the strategy of international expansion, on February 17, 2005, ENEL signed a contract for the acquisition, for euro 840 million, of 66% of the share capital of Slovenske Elektrarne (SE), the largest electricity generator in Slovakia and the second largest in Central and Eastern Europe.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Sale of Distribution Network in Modena
      On February 18, 2005, in connection with legislative decree 79/99, ENEL signed an agreement with Meta SpA for the transfer to Meta SpA of the business division concerning the distribution and sale of electricity in 18 municipalities of the province of Modena, for a price of euro 127 million. The sale is expected to close before the end of 2005.

(c)	Transfer of certain activities from Gestore della Rete di Transmissione Nazionale SpA (GRTN) to Terna
      On February 28, 2005, Terna and GRTN, in accordance with the provisions outlined by the Presidential Decree dated May 11, 2004, signed an agreement for the transfer to Terna, GRTN’s dispatching, planning and development activities. The price agreed for the transfer of activities is euro 68.3 million, and the assumption of approximately Euro 112 million of trade payables due to Terna. The effective date of the reunification of ownership and management of the national transmission grid is subject to the approval of the Antitrust Authority.

(d)	Terna borrowing
      On March 1, 2005, Terna signed a euro 300 million loan agreement with the European Investment Bank (EIB) to cover part of Terna’s investment in its development program. The loan was disbursed to Terna for euro 100 million on March 15, 2005 with the remaining euro 200 million to be disbursed by the end of 2006. The loan has a term of 15 years and will be repaid in semiannual instalments commencing from the fifth year. The loan bears interest at a cost equal to the quarterly rate determined by the EIB increased by a margin of 12 basis points, with a cap equal to 27 basis points over the Euribor rate.

(e)	Issue of Euro 1 Billion in Bonds to Italian Investors
      On March 10, 2005, ENEL closed a public offering for euro 1 billion of bonds reserved for Italian investors. The issue is divided into euro 600 million of fixed rate and euro 400 million of floating rate bonds. All of the bonds have a 7 year maturity. The fixed rate bonds have an annual coupon of 3.625%, while the floating rate bonds have an annual coupon based on the 6-month Euribor plus 0.10%.

(f)	Sale of 29.99% of Terna
      In May 2005, ENEL signed an agreement for the sale of 29.99% of Terna to Cassa Depositi e Prestiti SpA. The price for the transaction is subject to certain references and adjustment mechanisms, such of the share price of Terna at the close and dividends to be paid. The effectiveness of the agreement is contingent on the approval of the Antitrust Authority the transfer of management of the transmission grid to Terna and the calling of a Terna shareholders’ meeting to elect new board members following the transfer of the GRTN operations to Terna, in conformity with the Prime Minister’s Decree of May 11, 2004.

(g)	Sale of 13.86% of Terna share capital
      On March 30, 2005, ENEL sold 13.86% of Terna’s share capital. The transaction, which was structured as a competitive bid procedure with the participation of Italian and international institutional investors, resulted in a sales price of euro 2.05 per share. The proceeds from the sale were euro 568 million, generating a gain under Italian GAAP of euro 314 million. The transaction was settled through the delivery of shares and payment of consideration on April 5, 2005.
      The transaction was part of ENEL’s strategy to progressively reduce its holding in Terna. Law 290/2003 (reaffirmed by the Prime Minister’s Order of May 11, 2004) requires ENEL to reduce its holding in Terna to no more than 20% by July 1, 2007. Terna’s bylaws, which were recently amended in compliance with the Prime Minister’s Order, limit the voting rights of electricity companies (including ENEL) in the appointment of Directors to 5%.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Following this sale, and the sale of 29.99% of Terna to CDP, as discussed above, ENEL’s investment in Terna will decrease to just over 6.1%. ENEL’s share holding will decrease even further (to approximately 5%) following the vesting, expected in December 2005, of bonus share rights acquired by subscribers of Terna’s public offering in June 2004 who meet certain criteria.

(h)	Litigation
      On April 6, 2005, as a result of Energy Authority investigations in June 2004 and January 2005 into sharp increases in the price of electricity on the Italian power exchange, the Antitrust Authority opened proceedings for alleged abuse of dominant position against ENEL and Enel Produzione. In particular, the Antitrust Authority alleges that Enel used its market power to fix prices, in order to either advantage or disadvantage competitors, by taking advantage of differences in prices among different zones of the market. These antitrust proceedings are expected to be concluded by March 31, 2006. The Company does not believe it has committed any violation of antitrust laws, but the possibility that the Company will be held liable in the current investigations by the relevant antitrust authority cannot be excluded. Should the Company be held liable in the current or any future investigations, and should such liability result in the imposition of significant fines or of material restrictions on the Company’s activity, management believes there could be a material adverse effect on the Company’s financial condition and results of operations.
      On March 1, 2005, the Antitrust Authority initiated proceedings against WIND, as well as its competitors Telecom Italia Mobile and Vodafone, for an alleged abuse of a dominant position and/or existence of a cartel to restrict competition in the mobile telephony market, following allegations of anticompetitive behavior by certain suppliers of other telecommunication services. These suppliers allege that Wind and the other two companies engaged in anticompetitive behavior by: (i) preventing access to their existing mobile networks by other operators; (ii) discriminating the alternative operators in favor of their own commercial divisions in so far as call termination services are concerned, and (iii) parallel commercial behavior with respect to the supply of mobile communications services for business customers. WIND is currently waiting for a hearing date to be set. The evidence phase of the proceedings is expected to be completed by the end of April 2006. While the Company does not believe WIND has committed any violation of antitrust laws, management cannot exclude the possibility that it will be held liable as a result of the current investigation by the Antitrust Authority. If the Antitrust Authority were to hold WIND liable for the abusive practices alleged, it could impose material restrictions on WIND’s activities or a fine on WIND of up to 10% of its total revenues in the preceding fiscal year, which could have a material adverse effect on the Company’s financial condition and results of operations.
      On May 6, 2005, INPS, the Italian social security fund, issued a circular purporting to extend to formerly state-owned companies and national public entities carrying out industrial activities an obligation for employers to make certain social security contributions. As state-owned entities, these companies had been exempted from this obligation. In the circular, INPS indicated that this obligation would be applied with retroactive effect as of the date of privatization of the relevant entity. Although the INPS circular specifically mentions ENEL Group companies as being among the entities that would be required to make such additional contributions, the Company does not believe that this circular should be applicable, nor that it may be applied retroactively under Italian law, and the Company intends to challenge the circular before the competent court. However, the Company is not able to predict the ultimate outcome of the challenge, and in the case of an unfavorable outcome, the Company cannot exclude the possibility that it may be required to pay such contributions.

(i)	Sale of Wind
      On May 6, 2005, ENEL Investment Holdings BV and ENEL signed an agreement with Weather Investments for the sale of WIND in a series of transactions, involving our sale of a 62.75% stake in Wind, for

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
euro 2,986 million, net of debt assumed. ENEL expects the sale to close during the summer of 2005. Upon closing of the sale, ENEL will use euro 305 million of the proceeds to acquire a 5.2% interest in Weather.
      Our agreement, with Weather Investments contemplates a put and call agreement according to which, Weather Investments can require us to sell (in the period from January 15 to March 15, 2006) and we can require Weather Investments to buy (in the period from March 15 to June 30, 2006) the remaining stake of WIND held by ENEL for consideration of euro 328 million and additional shares in Weather Investments which will bring ENEL’s total equity holding in Weather to 26.1%.

(j)	Acquisition of Distribution Companies in Romania
      On April 28, 2005, ENEL signed an agreement for the acquisition for euro 112 million of a 51% interest in two Romanian electricity distribution companies, Electrica Banat and Electrica Dobrogea. The price paid covers the transfer of shares and capital increases of both companies.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Wind Telecomunicazioni SpA
We have audited the consolidated balance sheets of Wind Telecomunicazioni SpA (an Italian corporation) and its subsidiaries (the “Company”) as of December 31, 2004 and 2003, and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2004 (all expressed in Euro). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wind Telecomunicazioni SpA and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with the accounting principles generally accepted in Italy.
We draw your attention to the matters regarding deferred tax assets and intangible assets as described in the notes to the consolidated financial statements.
Accounting principles generally accepted in Italy vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the footnotes to the consolidated financial statements under the caption US GAAP schedules and additional disclosures.
/s/ PricewaterhouseCoopers Spa

Rome, 8 June 2005
PricewaterhouseCoopers SpA

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENEL S.P.A.

(Registrant)

/s/ Fulvio Conti

Name: Fulvio Conti

Title:	Chief Executive Officer

Chief Financial Officer
Date: June 13, 2005