Form 20-F
period 2005-12-31
ENEL SOCIETA PER AZIONI
filed 2006-06-28
CIK 1096200

As filed with the Securities and Exchange Commission on June 28, 2006

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from to
Commission file number: 1-14970
ENEL-Società per Azioni
(Exact name of registrant as specified in its charter)
ENEL S.p.A.
(Translation of registrant’s name into English)
Italy
(Jurisdiction of incorporation or organization)
Viale Regina Margherita 137, Rome, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

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
6,157,071,646 Ordinary Shares
     Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes          ☑        No          ☐
     If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934.
Yes          ☐        No          ☑
     Note — checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15 (d) of the Securities Exchange Act of 1934 from their obligations under those sections.
     Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes          ☑        No          ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exhange Act. (Check one):
Large accelerated filer    ☑        Accelerated filer    ☐        Non-accelerated filer    ☐
     Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17          ☐        Item 18          ☑
     If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes          ☐        No          ☑

(*) Not for trading, but only in connection with the registration of the American Depositary Shares.

i

TABLE OF CONTENTS — (Continued)

PRESENTATION OF FINANCIAL AND OTHER INFORMATION
      Unless we indicate otherwise, the financial information contained in this annual report is prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union (“EU”), that we have applied for the first time in preparing our financial statements for periods beginning after December 31, 2004. There are no differences between IFRS, as adopted by the EU, and the IFRS, as published by the International Accounting Standards Board (“IASB”), relevant for our consolidated financial statements. For a description of these principles, see note 2 to our consolidated financial statements included in this annual report. Until December 31, 2004, our financial statements were prepared in accordance with Italian GAAP and, to the extent such requirements or principles were silent on particular issues and not at variance, by those standards laid down by the International Accounting Standards Board (I.A.S.B.).
      In relation to this transition to IFRS, in April 2005 the Securities and Exchange Commission (“SEC”) adopted amendments to Form 20-F to provide a one time accommodation relating to first financial statements prepared under IFRS for foreign private issuers registered with the SEC. This accommodation permits Enel for its first year of reporting under IFRS to report two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS, with appropriate related disclosure and respective reconciliation of financial statement items to generally accepted accounting principles in the United States of America (“U.S. GAAP”).
      IFRS differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). We describe these differences in notes 21-22 to our consolidated financial statements. Unless indicated otherwise, any reference in this annual report to our consolidated financial statements is to the consolidated financial statements (including the notes to the consolidated financial statements) included in Item 18.
      We publish our consolidated financial statements in euros. In this annual report, unless we specify otherwise or the context otherwise requires:

•	References to “dollars,” “$” and “U.S. dollars” are to United States dollars;

•	References to “€ ” or “euro” are to the euro, the single currency established for participants in the third stage of the European Economic and Monetary Union, or EMU, commencing January 1, 1999; and

•	References to “lire,” “lira” or “Lit.” are to Italian lire.
      To facilitate a comparison, all lire-denominated financial data for periods prior to January 1, 2001, included in this annual report have been restated from lire to euro at the fixed rate as of December 31, 1998 established by the European Central Bank of Lit. 1,936.27 = €1.00.
      For convenience only and except where we specify otherwise, we have translated certain euro figures into dollars at the rate of €1.00 = $1.1842, the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”) on December 31, 2005, the date of the most recent balance sheet included in this annual report. By including convenience currency translations in this annual report, we are not representing that the euro amounts actually represent the dollar amounts shown or could be converted into dollars at the rates indicated. On May 31, 2006, the noon buying rate for the euro was €1.00 = $1.2833. For information about the rate of exchange between the dollar and the euro since January 1, 2000, you should read “Item 3. Key Information — Exchange Rates.”

Market share information and statistics
      Unless otherwise specified or the context requires otherwise, references in this annual report to statistical, market and forecast data have been obtained or derived from industry sources and other publicly available information, such as industry reports published by the GRTN (as defined in the Glossary below), Terna and the Energy Authority (as defined in the Glossary below). Certain data may be revised from that presented in our annual reports on Form 20-F for prior years to reflect subsequent updates to, or changes in, such data. Unless otherwise indicated, statistical data and other information presented herein regarding market trends and our market position relative to competitors represent our best estimates as of the date hereof based on data derived from publicly available sources or other information obtained from independent third parties. Although we believe that such sources are reliable, we have not independently verified such information.

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

Antitrust Authority	The Italian Antitrust Authority.

Average thermal efficiency	A measure of the efficiency of a thermal generating plant in converting sources of energy such as fuel oil into electricity. Average thermal efficiency is expressed as the amount of electricity actually produced in kWh as a percentage of the kWh equivalent of the energy source consumed.

Bersani Decree	Legislative Decree No. 79 of March 16, 1999, aimed at liberalizing the Italian electricity market.

CIP 6	Regulation 6/92 issued by Comitato Interministeriale Prezzi, an Italian governmental committee, which established incentives for new generation plants using renewable resources and for the sale of electricity produced from renewable resources.

CO2	Carbon dioxide.

Combined Cycle Gas Turbine (or “CCGT”)	A type of generating plant that produces electricity through both gas turbines and steam turbines. Conventional boilers or other generators recover and use the exhaust heat exiting from gas turbines.

Co-generation	The simultaneous generation of steam and electricity, typically where the need arises for industrial purposes.

Communications Authority	The Italian Authority for the Guarantee of Communications.

Decommissioning	The phase of declassification, decontamination and dismantling of nuclear power installations and clean up of the plant site with the aim of achieving: (i) the complete demolition of the nuclear power plant; (ii) the removal of any limitation due to the presence of radioactive material; and (iii) the restoration of the site for other activities.

Eligible Customer	Electricity customers in Italy who meet consumption thresholds that permit them to participate in the free market for electricity.

Emission trading rights	Tradable emission permits that give the right to produce the equivalent of one ton of carbon dioxide. These permits can either be assigned through a national allowance plan or earned through investments in projects in developing countries (Certified Emission Reductions) or in transition economies countries (Emission Reduction Units).

Energy Authority	The Italian Authority for Electric Energy and Gas.

Environment Ministry	The Italian Ministry of the Environment.

Gencos	The three generating companies we disposed of in order to comply with the Bersani Decree, Elettrogen S.p.A. (now Endesa Italia

v

S.p.A.), Eurogen S.p.A. (now Edipower S.p.A.) and Interpower S.p.A. (now Tirreno Power S.p.A.).

Generating unit	An electric generator together with the turbine or other device which drives it.

Gigawatt (GW)	1,000,000,000 watts (1,000 megawatts).

Gigawatt hour (GWh)	One gigawatt of power supplied or demanded for one hour.

GHG	“Greenhouse gases,” which are gases that contribute to the greenhouse effect, such as carbon dioxide, methane, nitrous oxide, chlorofluorocarbons and ozone.

Gross installed capacity	The maximum power that can be produced continuously throughout a prolonged period of operation with all equipment assumed to be fully operational.

GRTN	Gestore del Sistema Elettrico — GRTN S.p.A. (formerly Gestore della Rete di Trasmissione Nazionale), a company owned by the MEF that until October 2005 mainly managed Italy’s national electricity transmission grid. These activities were transferred to Terna in November 2005. Since that time, the GRTN has focused on managing and promoting renewable resources (an activity it carried out also prior to November 2005). GRTN also owns the Single Buyer and the Market Operator (both as defined below).

Independent power producers	Industrial companies that produce electricity for their own use and for sale to third parties.

Italian power exchange (Borsa dell’Energia Elettrica)	A virtual marketplace in which producers, importers, wholesalers, the GRTN and Terna, other Eligible Customers and the Single Buyer buy and sell electricity at prices determined through a competitive bidding process.

Kilovolt (kV)	1,000 volts.

Kilovolt ampere (kVA)	1,000 volts ampere.

Kilowatt (kW)	1,000 watts.

Kilowatt hour (kWh)	One kilowatt of power supplied or demanded for one hour.

Market Operator	The entity, wholly owned by the GRTN, that manages the Italian power exchange.

Marzano Law	Law No. 239 of August 23, 2004, aimed at reorganizing existing energy market regulation and further liberalizing the energy market.

MEF	The Italian Ministry of the Economy and Finance and its predecessor, the Ministry of the Treasury, Budget and Economic Planning.

Megawatt (MW)	1,000,000 watts (1,000 kilowatts).

Megawatt hour (MWh)	One megawatt of power supplied or demanded for one hour.

Megavolt ampere (MVA)	1,000,000 volts ampere.

Ministry of Productive Activities	The Italian Ministry of Productive Activities and its predecessor, the Ministry of Industry, Commerce and Handcrafts.

Net Installed Capacity	The maximum power that can be produced continuously throughout a prolonged period of operation with all equipment assumed to be fully operational, as measured at the point of entry to the transmission network (or minus the power absorbed by plant use and the power lost in the transformers required to raise the voltage to the network level).

Non-Eligible Customers	Electricity customers in Italy who do not meet consumption thresholds entitling them to participate in the free market.

NH3	Ammonia.

NOx	Nitrogen oxides.

Orimulsion	Abbreviation of “Orinoco emulsion,” which is a fossil fuel from the Orinoco river basin in Venezuela consisting of very fine bitumen dispersed in water. Orimulsion emits the same amount of CO2 as fuel oil of equivalent energy value.

Resellers	Other distribution companies to whom we transport electricity because their networks are attached to our network rather than directly to the national transmission grid.

Single Buyer (Acquirente Unico)	A company wholly owned by the GRTN, responsible for ensuring the supply of electricity to regulated customers who do not yet have access to the liberalized electricity market.

SO2	Sulfur dioxide.

Substation	Equipment which switches and/or changes or regulates the voltage of electricity in a transmission and/or distribution network.

Terawatt (TW)	1,000,000,000,000 watts (1,000 gigawatts).

Terawatthour (TWh)	One terawatt of power supplied or demanded for one hour.

Thermal unit	A generating unit which uses combustible fuel as the source of energy to drive an electric generator.

Volt	The basic unit of electric force.

Voltampere	The basic unit of apparent electrical power.

Watt	The basic unit of active electrical power.

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS
      Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE
      Not applicable.

ITEM 3.	KEY INFORMATION
The Enel Group

Energy Generation, Distribution and Sales
      We are the principal electricity operator in Italy, with the leading position in the generation, distribution and sale of electricity. At December 31, 2005, we had net installed capacity in Italy of approximately 42.2 GW, which we estimate to have represented approximately 49% of total Italian net installed capacity at that date. Our net electricity production in Italy in 2005 was 112.1 TWh, and, based on data provided by Terna, we estimate that our production represented approximately 39% of Italian net production during 2005. In 2005, in Italy, we distributed 259.3 TWh of electricity and sold 148.2 TWh of electricity to end users. Of the total sold, 129.7 TWh were sold to approximately 30 million customers on the regulated market, of which approximately 23.5 million were residential customers (86.9% of all residential customers in Italy, based on our estimations) and 18.5 TWh were sold on the free market. At December 31, 2005, we also had electricity generation plants outside Italy (in Spain, Bulgaria and North, Central and South America) with aggregate net installed capacity of approximately 3.8 GW, as well as sales and distribution operations in Spain with more than 0.6 million customers. In addition, in April 2005 we acquired distribution and sales operations in Romania with approximately 1.4 million customers and in April 2006 we acquired generation operations in Slovakia with a gross installed capacity of approximately 7,000 MW. Based on revenues, we were one of the largest industrial companies in Italy in 2005, with operating revenues of €34,059 million, or approximately $40,333 million. We earned net income of €3,895 million, or approximately $4,612 million, in 2005.
      We are also active in the import, distribution and sale of natural gas. In 2005, we sold approximately 6.7 billion cubic meters of gas to third parties, of which approximately 5.1 billion cubic meters were sold to nearly 2.1 million end users.
      Until June 2004, we owned 100% of Terna, the principal Italian electricity transmission company, which currently owns more than 90% of the transmission assets of Italy’s national electricity grid. In light of Italian laws and regulations providing for the reunification of the ownership and management of the Italian transmission grid and imposing certain ownership restrictions on the entity that will own and manage it, in June 2004, we sold 50% of Terna’s share capital in an initial public offering in Italy and a private placement with certain institutional investors that was not registered under the Securities Act (“the “Terna IPO”). In April 2005, we sold an additional 13.86% of Terna’s share capital in another private placement that was not registered under the Securities Act. In September 2005, we sold an additional 29.99% of Terna’s share capital to Cassa Depositi e Prestiti and in January 2006 we distributed 1.02% of Terna’s share capital as “bonus” shares that we had promised to certain Italian retail investors as part of the Terna IPO, thus reducing our current stake in Terna to 5.12%. In November 2005, the management of the Italian transmission grid was transferred from the GRTN to Terna, which was renamed Terna — Rete Elettrica Nazionale.

Other Operations
      One of the objectives of our management is to focus on on our core energy operations. In line with this strategy of focusing on our core energy operations, in February 2006 we completed the sale of Wind, our telecommunication company, to Weather Investments, a company in which we have a 26.1% interest.

Nonetheless, we remain active in other sectors, including real estate services, engineering and construction, information technology, personnel training and administration, factoring and insurance services.

Internal organizations
      At the end of 2005, our management decided to re-organize the Group’s internal structure by dividing our Sales Infrastructure and Networks Division into two separate divisions (a Market Division and an Infrastructure and Networks Division) and by allocating our international generation and distribution operations, which had previously been included in other divisions, to a new International Division. This reorganization is effective as of January 1, 2006 and, therefore, our divisions are currently the following: Generation and Energy Management Division, Market Division, Infrastructure and Networks Division and the International Division. Each division is headed by a senior manager who reports directly to the Chief Executive Officer of Enel. Moreover, all non-core activities provided by companies of the Group to other Group companies have been grouped in our Services and Other Activities sector. Enel, as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of all Group companies. Each of Enel, our divisions and the Services and Other Activities sector constitutes a reportable segment for financial reporting purposes.

Ownership
      The Ministry of Economy and Finance of the Republic of Italy, or the MEF, currently owns 21.4% of Enel’s shares, and Cassa Depositi e Prestiti S.p.A., a company 70% owned by the MEF and 30% owned by a consortium of Italian banking foundations, owns 10.2% of Enel’s shares.

Strategy
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
      Our consolidated income statement data for each of the two years in the period ended December 31, 2005 and the consolidated balance sheet data at December 31, 2004 and 2005 set forth below have been prepared in accordance with IFRS as adopted by EU, which differs in certain significant aspects from U.S. GAAP. For an explanation and quantification of such differences, see note 21 to our consolidated financial statements.

	As of December 31,

	2004	2005	2005(2)

			(Dollars in
	(Euro in millions,		millions, except
	except per share		per share amounts)
	amounts)(1)
CONSOLIDATED STATEMENT OF INCOME DATA
Amounts in accordance with IFRS:
Operating revenues	€31,011	€34,059	$40,333
Operating expenses:
Depreciation, amortization and impairment	2,201	2,207	2,614
Other	22,940	26,314	31,162
Total operating expenses	25,141	28,521	33,776
Operating income	5,870	5,538	6,557
Financial income (expense) and income (expense) from investments	(827)	(714)	(846)
Income (expense) from investments accounted for using the equity method	(25)	(30)	(36)
Income before taxes	5,018	4,794	5,675
Income taxes	2,116	1,934	2,290
Income from continuing operations	2,902	2,860	3,385
Income from discontinued operations (net of tax)	(155)	1,272	1,506
Net income (before minority interest)	2,747	4,132	4,892
Earnings per share(2)	0.45	0.67	0.79
Number of shares outstanding (in millions)	6,104	6,157	6,157
Amounts in accordance with U.S. GAAP(3)
Operating revenues	36,022	39,635	46,936
Operating expenses	32,316	31,627	37,453
Operating income(4)	3,706	8,008	9,483
Income before taxes(4)	2,614	7,031	8,326
Net income (before minority interest)	1,129	4,945	5,856
Earnings per share(2)	0.18	0.80	0.95

	As of December 31,

	2001		2002		2003

	(Euro in millions, except per
	share amounts)
CONSOLIDATED STATEMENT OF INCOME DATA
Amounts in accordance with U.S. GAAP:
Operating revenues	€28,781		€30,604		€31,237
Depreciation and amortization	4,478		4,069		4,506
Operating income	5,337	(5)	2,617	(6)	4,966
Income before taxes	3,965		1,373		3,798
Net income	3,688		1,399		2,376
Earnings per share(2)	0.61		0.23		0.39

	As of December 31,

	2004	2005	2005(1)

			(Dollars in
	(Euro in millions)		millions)

CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with IFRS:
Fixed assets, net	€36,702	€30,188	$35,749
Current assets	13,532	12,746	15,094
Total assets	65,378	50,502	59,804
Current liabilities	18,607	13,446	15,923
Short-term debt(7)	6,589	2,296	2,719
Long-term debt(8)	20,291	10,967	12,987
Shareholders’ equity	17,953	19,057	22,567
Amounts in accordance with U.S. GAAP(3):
Fixed assets, net	37,589	30,320	35,905
Total assets	67,152	50,596	59,916
Short-term debt(7)	6,589	2,296	2,719
Long-term debt(8)	20,291	10,967	12,987
Shareholders’ equity	15,697	17,638	20,887

	As of December 31,

	2001	2002	2003

	(Euro in millions)
CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with U.S. GAAP:
Fixed assets, net	€36,035	€38,304	€37,407
Total assets	63,799	66,423	68,505
Short-term debt(7)	7,107	8,371	8,643
Long-term debt(8)	16,072	17,172	18,005
Shareholders’ equity	19,467	18,526	18,651

See notes on next page.

	As of December 31,

	2004	2005	2005(1)

			(Dollars in
	(Euro in		millions)
	millions)(1)
CONSOLIDATED CASH FLOW DATA
Amounts in accordance with IFRS:
Net cash provided by operating activities	€4,835	€5,693	$6,742
Net cash (used in) provided by investing activities	(1,953)	1,092	1,293
Net cash (used in) provided by financing activities	(2,966)	(6,654)	(7,880)
Amounts in accordance with U.S. GAAP(3):
Net cash provided by operating activities	5,730	4,864	5,760
Net cash used in investing activities	1,055	(1,982)	(2,347)
Net cash (used in) provided by financing activities	(6,654)	(2,966)	(3,512)

	As of December 31,

	2001	2002	2003

	(Euro in millions)
CONSOLIDATED CASH FLOW DATA
Amounts in accordance with U.S. GAAP:
Net cash provided by operating activities	€5,554	€3,815	€6,843
Net cash used in investing activities	(8,707)	(4,241)	(4,730)
Net cash (used in) provided by financing activities	3,249	239	(2,061)

	As of December 31,

	2001		2002		2003		2004	2005

Operating Data (Unaudited)
Net installed capacity (GW) in Italy	50.0		43.8	(9)	41.8		42.0	42.2
Net electricity production in Italy (TWh)	169.1	(10)	145.1	(11		) 137.8	125.9	112.1
Electricity sales to end users in Italy (TWh)(12)	194.9		181.3		152.2		157.8	148.2
Total electricity distributed in Italy (TWh)(13)	256.3		258.0		265.0		261.2	259.3
Natural gas sold to end users (billions of cubic meters)	1.1		4.0		4.4		5.2	5.2
Natural gas sales customers at year end (millions)	0.6		1.7		1.8		2.0	2.1
Employees	72,661		71,204		64,770		61,898	51,778

(1)	We have translated euro amounts into dollar amounts at the noon buying rate for euro on December 31, 2005, of €1.00 = $1.1842.

(2)	We calculate earnings per share by dividing our consolidated net income by the number of Enel’s ordinary shares outstanding during each period. Prior to Enel’s initial public offering in November 1999, all of Enel’s ordinary shares were owned by the MEF. At December 31, 2005, the MEF owned 21.4% and its subsidiary Cassa Depositi e Prestiti owned 10.2% of Enel’s ordinary shares. You should consider that Enel’s share capital was Lit. 12,126,150,379,000 (corresponding to €6,262,634,023) divided into 12,126,150,379 shares with a par value of each share of Lit. 1,000 (corresponding to €0.52) until July 9, 2001, the date on which both the re-denomination of Enel’s share capital in euros and a one-for-two reverse stock split became effective. As a result of the re-denomination and the reverse stock split, Enel’s share capital amounted to €6,063,075,189, divided into 6,063,075,189 shares, each with a par value of €1. As of December 31, 2005 Enel’s share capital amounts to €6,157,071,646 divided into 6,157,071,646 shares with a par value of €1.

(3)	For information concerning differences between IFRS and U.S. GAAP that are relevant to our consolidated financial statements, you should read note 21 to our consolidated financial statements.

(4)	You should read note 21 to our consolidated financial statements for a discussion of the impacts generated by the differences between IFRS and U.S. GAAP in calculating operating income.

(5)	Includes gain on sale of Elettrogen, previously classified as other non-operating income (expense).

(6)	Includes gain on sale of Eurogen, previously classified as other non-operating income (expense).

(7)	Includes current portion of long-term debt.

(8)	Excludes current portion of long-term debt.

(9)	Including 2.6 GW of capacity of Interpower, which was divested in January 2003.

(10)	Including 12.2 TWh generated by Elettrogen and Valgen before they were divested during 2001, and 20.9 TWh generated by Eurogen, which was divested in May 2002.

(11)	Including 8.0 TWh generated by Eurogen before it was divested, and 5.7 TWh generated by Interpower.

(12)	Excluding sales to resellers.

(13)	Including electricity distributed to resellers.
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

	End of
	Period	Average	High	Low

	U.S. dollars per euro(1)
Year:
2001	0.8901	0.8909	0.9535	0.8370
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.24001	1.3476	1.6667
Month ended:
December 31, 2005	1.1842	1.18609	1.2041	1.1699
January 31, 2006	1.2158	1.21255	1.2287	1.1980
February 28, 2006	1.1925	1.19397	1.2100	1.1860
March 31, 2006	1.2139	1.20284	1.2197	1.1886
April 30, 2006	1.2624	1.29192	1.2624	1.2091
May 31, 2006	1.2833	1.27674	1.2888	1.2606

(1)	Based on the Noon Buying Rate for the euro for the periods indicated.
      Enel’s ordinary shares are quoted in euros on Mercato Telematico Azionario (“Telematico”), the Italian automated screen-based trading market managed by Borsa Italiana S.p.A. (“Borsa Italiana”). Enel’s American Depositary Shares (“ADSs”) are quoted in U.S. dollars and traded on the New York Stock Exchange (“NYSE”).

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

Regulatory changes promoting market liberalization have significantly increased competition in our energy businesses
      The Italian energy markets have been the object of numerous regulatory initiatives designed to foster liberalization. The most significant effects of these initiatives on the Italian electricity market have been (i) a reduction in our generating capacity (through the mandatory disposal of three generating companies, the Gencos; (ii) the introduction of limits on the amount of energy we may produce and import; (iii) the introduction on April 1, 2004, of the Italian power exchange, where prices are determined by competitive bidding; (iv) the required disposal of certain of our municipal networks to local utilities; and (v) mandated increases in the number of consumers who are eligible to buy electricity on the free market (with all non-residential customers having become eligible as of July 1, 2004, and all customers scheduled to become eligible as of July 1, 2007).
      In the generation business, our competitors include independent power producers, municipal utilities and other operators of electricity generating capacity, including Italian and international power companies. In addition to the April 2004 introduction of the Italian power exchange, we expect that competition will increase further due to:

•	An increase in bilateral contracts between our competitors and final customers;

•	The construction of new generation facilities by our competitors and the development of new interconnection lines that will increase the volume of electricity that may be imported in Italy; and

•	Possible initiatives taken by the Energy Authority to further competition such as the imposition of virtual power plant contracts and of restrictions on the operation of pumping plants.
      Please see “Item 4. Information on the Company — Business — The Enel Group — Competition in the Electricity and Gas Markets.”
      In the sale of electricity, based on data from Terna and from GRTN (for the years before 2005), we estimate that our market share in Italy has decreased from 92% in 1999 to approximately 50% in 2005; our market share could decline further in coming years as liberalization progresses. In sales of electricity on the free market, we face competition both from other electricity producers as well as from wholesalers that resell the electricity they purchase.
      Our ability to expand our business and increase operating profits may be limited unless we are able to offset the decrease in generation and sales volumes of our electricity business through improved efficiency, increased sales in other areas of our business or international expansion.
      Our gas operations also expose us to risks relating to market regulation. Italian regulations enacted in May 2000 have sought to introduce competition gradually into the Italian natural gas market. In particular, these regulations have eased entry into some activities, including the import, export and sale of gas. From January 1,

2003, gas sales were supposed to be completely liberalized, with all customers eligible to choose their supplier and sellers able to freely determine prices. However, the Energy Authority has retained the right to control prices, mainly for residential customers. We cannot predict whether or when these regulations will result in a fully liberalized market, or how the natural gas market will develop under these conditions.
      Our strategy is to seek both to be the cost leader in the generation of electricity and in the distribution and sale of electricity and gas in Italy and to provide high quality customer service. If we are unable to implement this strategy, or are otherwise unable to adapt our core energy businesses to meet these regulatory challenges, it may have a material adverse effect on our business prospects, financial condition and results of operations.
      For a more complete description of the regulation of the Italian energy industry and the way we expect regulatory matters to affect the electricity and gas markets, you should read “Item 4. Information on the Company — Regulatory Matters.”

Our facilities are subject to operating risks outside of our control; certain of our activities depend on third-party patents and licenses
      Our generation plants, as well as our distribution networks, are constantly exposed to risks related to their malfunction and other interruptions in service resulting from events outside of our control. These events may result in increased costs and other losses. Although we have acquired insurance coverage for events of this nature in line with general market practice, our coverage may prove insufficient to fully compensate us for any increased costs or losses that may occur as a result of service interruptions or malfunctions, with a consequent adverse effect on our business prospects, financial condition and results of operations. You should also read “— We face legal proceedings and potential regulatory measures arising from the 2003 power outage that affected all of Italy that could have a material adverse effect on our financial condition and results of operations. Further power outages involving our electricity operations could also adversely affect our financial condition and results of operations,” below.
      In addition, our “Telemanagement” digital electricity meter project is dependent on certain communications components and technology that are based on patents and licenses held by third parties and may require certain additional related services by third parties, such as maintenance. Please see “Item 4. Information on the Company — Business — The Enel Group — Sales, Infrastructure and Networks — Domestic Distribution and Sales Operations — Telemanagement System” for a description of this project. Interruptions in the availability of these components and technology or of the necessary related services provided by such third parties may be outside of our control, and could have a material adverse effect on our financial condition and results of operations.

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
      Given our conversion of significant generation capacity to combined-cycle technology, we expect natural gas to constitute a significant portion of our fuel consumption in the future. In 2005, approximately 46% of the electricity we produced at our thermal plants was generated by plants using natural gas. We currently obtain a significant portion of the natural gas we use directly from Algeria and Nigeria through pipelines and by sea. Imports of natural gas from these countries may be subject to disruption due to a number of things, including maintenance works on the pipelines and bad weather conditions at sea. Any major disruption of this imported supply, as well as the emergency measures that the Ministry of Productive Activities or other Italian authorities may take in the event of such disruption, could adversely affect our ability to generate electricity using natural gas.
      If in the future there are significant or unexpected changes in the price of the fuels we use to generate electricity or if adequate supplies of fuel become unavailable, our financial condition and results of operations could be materially adversely affected.

Our expansion outside of Italy subjects us to risks associated with local market conditions, as well as to risks associated with operating the businesses we acquire
      In recent years, we have expanded our operations outside Italy. Our operations abroad now include, among others, generation plants in Spain, Bulgaria, Slovakia and North, Central and South America, distribution networks and sales operations in Spain and distribution networks and sales operations in Romania. In 2004, we also established a joint venture to manage a generation plant in Russia, in 2005 we entered into a non-binding memorandum of understanding with French state-owned electricity company Electricité de France S.A. (“EDF”) regarding an industrial partnership that, among other things, provides for our acquisition of a 12.5% stake in EDF’s EPR nuclear power plant project.
      We expect this international expansion to continue. In particular, we have made binding offers to acquire interests in additional electricity generation companies in Panama and Slovakia and in June 2006 we (i) won the auction for a 67.5% interest in Electrica Muntenia Sud, a Romanian electricity distribution company, (ii) entered into an agreement with Grupo Rede for the acquisiton of 11 companies, which own concessions to operate hydroelectric plants in Brazil with an aggregate installed capacity of 98 MW, and (iii) acquired from the ESN Group a 49.5% interest in Res Holding, a Dutch company holding 100% of the Russian power supplier company RusEnergoSbyt. Please see “Item 4. Information on the Company — Business — The Enel Group — Generation and Energy Management — International Generation.” and “Item 4. Information on the Company — Business — The Enel Group — Sales, Infrastructure and Networks-International Distribution and Sales Operations.” We will continue to evaluate opportunities outside Italy in the generation, distribution and sale of electricity businesses in both the countries where we currently operate and new markets.
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
      In addition, in April 2006 we purchased 66% of Slovenske Elektrarne (“SE”), which currently has four nuclear power generating units with an aggregate net installed capacity of 2,398 MW and two nuclear units under construction.

      Prior to the closing of our purchase of SE, certain conditions were fulfilled, including the approval by the Slovakian government of the strategic investment plan we prepared for SE for the 2006-2013 period and the transfer to state-owned companies of the assets and liabilities of a nuclear power plant that is in the process of being decommissioned, including spent nuclear fuel and the radioactive waste produced by their operations, and the disposal of a water plant, as well as the approval by the Slovakian government of legislative provisions for a new fund for the decommissioning of nuclear installations in Slovakia and new rules governing the Slovakian electricity market. Although we believe that all of SE’s existing nuclear plants use internationally accepted technologies and are managed in accordance with Western European standards, our acquisition of the majority participation in SE’s share capital exposes us to the risks of ownership and operation of nuclear generating facilities, including the disposal and storage of radioactive materials and spent fuel, as well as of the potential harmful effects on the environment and human health. In addition, while the Republic of Slovakia and SE have ratified the Vienna Convention, potential limits may arise on the amount and types of insurance commercially available to cover the risks associated with these operations. Potential risks may also arise in connection with the decommissioning of these nuclear plants, particularly as the regulatory regime for nuclear power and nuclear decommissioning in Slovakia is currently in the process of being defined. We have not owned any nuclear power plants since November 2000, and we have not produced electricity from nuclear power plants since 1988.
      Consistent with our strategy of international expansion, we may make acquisitions of targets of very significant size. Without making any commitments, certain banks have expressed an intention to provide us with the financing necessary for such acquisitions. Should we incur significant external debt to finance any of these acquisitions, we would likely be required to make certain undertakings to the relevant banks (as customary for financings of this size and type), which could require us to get the consent of these banks in order to be able to take specified types of action. In addition, should we make any such large acquisition, we will have to manage the significant challenges inherent in our integration of the target’s business and we cannot predict whether and to what extent any such acquisition would be successful.

We face legal proceedings and potential regulatory measures arising from the 2003 power outage that affected all of Italy that could have a material adverse effect on our financial condition and results of operations. Further power outages involving our electricity operations could also adversely affect our financial condition and results of operations
      On September 28, 2003, Italy suffered a complete blackout of electrical service that affected the entire country with the exception of the island of Sardinia. After the blackout, approximately 21 hours were necessary before electricity again became available to all customers.
      The Energy Authority in September 2004 initiated a formal proceeding to determine whether certain companies, including our subsidiaries Enel Produzione S.p.A. (“Enel Produzione”), Enel Distribuzione S.p.A. (“Enel Distribuzione”), Terna and Deval S.p.A. (“Deval”), may have been partially responsible for the blackout. In 2005, we settled the proceeding against Enel Produzione through the payment of €50,000. Although no further fines may be imposed on Enel Produzione in connection with this proceeding, the Energy Authority may still impose measures to improve reliability of our energy supply, which may have an adverse impact on our results of operations. The proceedings remain pending against our subsidiaries Enel Distribuzione and Deval, and a decision is expected by October 31, 2006. If the Energy Authority finds that these companies have been partially responsible for the blackout, it may impose sanctions or request undertakings from them.
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
      While we do not believe we were responsible for the blackout, we cannot exclude the possibility that we will be held liable for it by Italian courts and/or the Energy Authority. Any finding of liability on our part could result in the imposition of fines and other administrative sanctions and in additional lawsuits by other parties against us, which could have a material adverse effect on our financial condition and results of operations.
      Although the blackout has not yet had a material impact on our operations or financial results, we cannot provide any assurance that further power outages or disruptions involving our operations will not occur in the future, or that any such outages or disruptions would not have a material adverse effect on our financial condition and results of operations. In May 2005, the Energy Authority issued proposals for public comment (through June 30, 2005) for the institution of a system of automatic compensation payable by electricity distributors to affected customers in the event of a blackout or other prolonged service interruption. For a description of this proposal, please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — Continuity and Quality of Service Regulation.” The adoption of this system would augment the economic risks we face in the event of any such interruption in service.

We have been and are subject to regulatory investigations, including for possible abuse of dominant position and market abuse
      We have been and are likely to continue to be subject to regulatory and antitrust investigations in the Italian electricity market. We are currently subject to an Antitrust Authority investigation with respect to certain sharp increases in the price of electricity on the Italian power exchange in June 2004 and in January 2005. In April 2005, the Antitrust Authority opened proceedings against Enel and Enel Produzione after the Energy Authority officially concluded that these increases may have been associated with violations of antitrust law by us. For more information, please see “Item 8. Financial Information — Other Financial Information — Legal Proceedings.” If the Antitrust Authority were to hold us liable for the abusive practices alleged, it could impose a fine on us of up to 10% of our total revenues in the preceding fiscal year.
      Moreover, our subsidiary Enel Viesgo Generaciòn is currently subject to antitrust investigations in Spain for alleged abuse of dominant position. For more information please see “Item 8. Financial Information — Other Financial Information — Legal Proceedings.”
      While we do not believe we have committed any violation of antitrust laws, we cannot exclude the possibility that we will be held liable in the current investigations by the antitrust authorities in Italy or in Spain, nor that there will be other such investigations by the Energy Authority, the Antitrust Authority or other regulatory bodies in Italy or abroad in the future. Should we be held liable in the current or any future investigations, and should such liability result in the imposition of significant fines or of material restrictions on our activity, there could be a material adverse effect on our financial condition and results of operations.

The European Commission has launched an investigation into the functioning of the European energy market that could lead to measures which could have a material adverse effect on our operations
      In June 2005, the European Commission launched an investigation into the functioning of the European energy market. The overall objective of the inquiry is to investigate the barriers to the development of a fully functioning open and competitive EU-wide energy market. In its preliminary report issued in February 2006, the European Commission identified market concentration, vertical foreclosure, lack of market integration, lack of transparency and price formation as the five main barriers to a fully functioning EU-wide energy market. The European Commission is expected to publish its final report at the end of 2006. Although we cannot at this stage predict what actions the European Commission may take as a result, we cannot foreclose the possibility that the report will lead to the adoption of measures that could adversely affect our operations.

The European Commission may decide that priority access rights of long-term supply contracts are contrary to EU law
      In 2005, we controlled approximately 2,000 MW of the total capacity for electricity imports into Italy pursuant to two long-term supply contracts. Since April 1, 2004, the date on which the Italian power exchange started operations, we sell the electricity imported pursuant to these contracts to the Single Buyer at terms set by an Italian ministerial decree.

      Until December 31, 2005, these long-term supply contracts enjoyed priority access to interconnection capacity for 2000 MW. However, in 2006, the French regulatory authority has decided not to assign any reserved capacity for our import of electricity under the terms of the long-term contract we entered into with the French electricity company EDF. As a consequence, only part of the electricity bought under this contract has been imported into Italy, with the remaining part being sold in France. We have appealed the decision of the French regulatory authority. Moreover, in April 2006 the European Commission has started proceedings against several Member States, including Italy, for failure to enact EU legislation. The proceedings also challenge priority access for long-term supply contracts. If the European Commission concludes that such rights are contrary to EU law, our ability to import electricity under these contracts will be impaired and we will probably be forced to pay congestion charges or to sell the electricity under this contract abroad. We believe, however, that the impact of this measure or any other measure adopted further to a decision by the European Commission that priority access rights are contrary to EU law would be in any event limited, as the contract with EDF expires in 2007 and the revenues derived from the other contract (which expires in 2011) are not material.

A European Commission challenge to Italian regulations on hydroelectric concessions could adversely affect our business, financial condition and result of operations
      We operate our hydroelectric plants pursuant to concessions granted and regulated by national and local authorities. These hydroelectric plants accounted for approximately 34% of our net installed capacity in 2005 (with 4.7% of our net installed capacity attributable to those in the Region of Trentino-Alto Adige).
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
      In December 2005, Italy amended the relevant regulations, abrogating the renewal preferences and postponing the expiration of all concessions for an additional 10 years. However, if the European Commission continues to pursue its formal action before the Court of Justice to enforce its request and the Court of Justice affirms the European Commission’s opinion, our hydroelectric concessions may be terminated prematurely and we may not be able to renew these concessions at all or on favorable terms. This could have a material adverse effect on our business prospects, financial condition and results of operations. The European Commission decision on whether to continue its formal action is expected in the second half of 2006.

We are dependent on government concessions for our electricity and gas distribution businesses
      Recent laws have modified the expiration date for gas distribution concessions. In 2000, a decree of the Ministry of Productive Activities set the expiration date of gas distribution concessions awarded prior to May 2000 by means other than competitive tender at the earlier of their original expiration date or December 31, 2005, with the expiration date extendible for up to five years under certain conditions. The Marzano Law, as interpreted by the Ministry of Productive Activities in November 2004, provided instead that these concessions are to expire at the earlier of their original expiration date or December 31, 2007, with the expiration date still extendible for up to five years under certain conditions. The Italian administrative courts, however, disagreed with the Ministry’s interpretation. As a result, on February 23, 2006, a law confirmed that gas distribution concessions expire by law at the earlier of their original expiration date or December 31, 2007, and extended the expiration date to December 31, 2009 under certain conditions. Local authorities may extend this date by one additional year. Furthermore, certain gas distribution concessions for southern Italy, partially financed through public funds made available in the context of a public incentive plan for the use of natural gas in southern Italy, expire at the later of June 21, 2012 or twelve years from the entry into force of their approval by the Ministry of Economy and Finance. Finally, gas distribution concessions awarded prior to May 2000 by competitive tenders expire at the earlier of their original expiration date or December 31, 2012. Please see “Item 4. Information on the Company — Regulatory Matters — Gas Regulation” for more details on gas distribution concessions. The majority of our existing gas distribution concessions are currently due to expire on December 31, 2009. If the expiration date of our gas and electricity distribution concessions is accelerated, or if we are unable to renew these concessions upon their expiration, our financial condition and results of operations could be materially adversely affected.
      In November 2004, the Italian Region of Tuscany challenged the Marzano Law before the Italian Constitutional Court regarding the allocation of powers between the Italian State and the regional governments with respect to regulation of electricity and gas distribution. With a ruling as of October 11, 2005, however, the Italian Constitutional Court rejected Tuscany’s contention that regulation of electricity and gas distribution fell within the jurisdiction of regional governments. Furthermore, the Italian Regions of Tuscany and Emilia-Romagna introduced regional regulations of the energy sector, which were challenged by the Italian government before the Constitutional Court. Depending on the outcome of this case, we cannot rule out the possibility that in the future electricity and gas distribution activities might be required to comply with diverging national and regional regulations.
      While the effect of such diverging regulations on our operations is difficult at this point to predict, it is possible that it would have a material adverse effect on our financial condition and results of operations, as it would likely increase our regulatory compliance costs and create regulatory uncertainty.

Our businesses are subject to numerous environmental regulations, and we are parties to a significant number of legal proceedings relating to environmental matters, that could significantly affect our financial condition and results of operations
      Our businesses are subject to extensive environmental regulation under Italian law, including laws adopted to implement European Union regulations and directives and international agreements on the environment. Environmental regulations affecting our business primarily relate to air emissions, water pollution, waste disposal and electromagnetic fields. The principal air emissions deriving from thermal electricity generation are sulfur dioxide (SO2), nitrogen oxides (NOx), carbon dioxide (CO2) and particulate matter such as dust and ash.
      We incur significant costs to comply with environmental regulations requiring us to implement preventive or remedial measures. Environmental regulations may also influence our business decisions and strategy, such as by discouraging the use of certain fuels. In addition, expressions of public concern about environmental problems associated with electricity generating plants, power lines and other facilities may result in even more stringent regulation in the future, which could further increase costs.
      In 2005, we spent a total of €450 million on measures intended to reduce the impact of our operations on the environment, including measures to comply with applicable law. Of this aggregate amount, €350 million was accounted for as current expenditures and €100 million as capital expenditures. Major capital expenditures included projects to reduce SO2 and NOx emissions by our power plants and to install underground cables in our distribution network.
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

Other Risks Relating to Our Businesses

We may be unable to exit the telecommunications business on acceptable terms or in accordance with the currently envisaged timetable, which would have an adverse effect on our management’s current business plan
      In line with our strategy of focusing on our core energy operations and exiting the telecommunications business, we sold Wind to Weather Investments in a series of transactions, the last one of which was completed in February 2006. As a result of these transactions, we no longer have direct interest in Wind and we received aggregate cash consideration of €3,009 million and a 26.1% interest in Weather Investments. Weather Investments is a private consortium headed by Naguib Sawiris, who controls Orascom, an Egypt-based mobile phone operator that provides telecommunications services in the Middle East, Africa and Pakistan, is listed on the London Stock Exchange and the Cairo and Alexandria Stock Exchange and holds a minority stake in Hutchinson Telecommunications International.
      In addition, we entered into a shareholders’ agreement with Weather Investments II S.a.r.l., the majority shareholder of Weather Investments, which contemplates an initial public offering of Weather Investments, when market conditions are favorable, and provides for both our and Weather Investments II S.a.r.l.’s undertakings, subject to certain exceptions, not to sell our interests in Weather Investments before the initial public offering. We can give no assurance that we will be able to complete an offering of Weather Investments’ shares or otherwise dispose of all or any part of our interest in Weather Investments on favorable terms or in accordance with our envisaged timetable and business strategy, if at all.

Our historical consolidated financial and operating results may not be indicative of future performance
      In 2005, we discontinued the operations of our former Telecommunications Division and Transmission Division, following the deconsolidation of Wind and Terna, respectively, as a result of our disposal of a controlling interest in each of these companies. We intend to use the proceeds from these sales primarily to finance our international expansion outside of Italy through acquisitions. However, should we fail to identify assets that meet the criteria set forth in our investment strategy by the end of 2007, we may use part of the available financial resources to buy back Enel shares in the market.
      Moreover, during 2005 and 2006 we also made significant acquisitions, most notably of SE, as well as entering into agreements to make other significant acquisitions. Please see “Item 4. Information on the Company — History and Development of the Company” for additional information on these transactions.
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

The Italian social security fund is seeking to impose significant liabilities on us
      On May 6, 2005, INPS, the Italian social security fund, issued a circular purporting to extend an obligation for employers to make certain social security contributions to formerly state-owned companies and national public entities carrying out industrial activities. Although state-owned companies were exempted from this obligation, INPS indicated in its circular that this obligation would be applied to privatized companies with retroactive effect as of the date of privatization of the relevant entity. As we believe that this circular should not apply to us, we challenged it before the Tribunal of Rome. In March 2006, the Council of State, upon INPS’ request, expressed the opinion that INPS may not impose retroactive obligations. Though this opinion supports our position, it is not binding on the Tribunal of Rome and we cannot exclude that this court will state that the INPS circular apply to us, whether for the period after its issuance or also retroactively. In such cases, we estimate that the amounts we would be required to pay would total to approximately €80 million per year.

Legislation enacted in 2005 could increase our local property tax burden
      On May 31, 2005, the Italian parliament passed a law to aid local governments that included, among other things, provisions regarding the determination of the deemed value of electricity generation facilities for purposes of assessing, among others, local property taxes. Under this law, owners of electric utilities are required to include in the computation of the taxable value of their facilities not only land and buildings, but also the value of removable parts of the facilities, such as generation equipment.
      Should these provisions be applied to all of the electricity generation facilities that we own and the pending and prospective litigation regarding the assessment of their deemed value be unsuccessful, we expect that our local property tax (the imposta comunale sugli immobili, or ICI) burden would increase by approximately €80 million per year.
      In addition, a recent interpretation of these provisions by the Italian Supreme Court, in a case relating to one of our facilities, may lead local authorities to claim that they apply retroactively, starting from the fiscal year 2003. We believe that these claims would be illegitimate and we would challenge them before the competent court. However, should these claims be successful, we estimate that our ICI liability would increase by approximately up to €40 million for each litigated tax period starting from 2003.

We are defendants in a number of legal proceedings
      We are defendants in a number of legal proceedings incidental to the generation and distribution of electricity and our other business activities. Our pending legal proceedings include various civil and administrative claims and disputes relating to the construction and operation of several power stations, transport and distribution lines, and other matters that arise in the normal course of our business. We have established a reserve for litigation and other contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential loss involved. This reserve, which also includes provisions for other contingencies and uncertainties related to our operations, is included in other non-current liabilities in our consolidated balance sheet, and amounted to €1,146 million at December 31, 2005, of which €341 million related to legal proceedings. Please see “Item 8. Financial Information — Other Financial Information — Legal Proceedings.”
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
Risks Relating to Enel’s Ordinary Shares and ADSs

The MEF, Enel’s controlling shareholder, has significant influence over Enel’s actions
      The MEF currently directly owns 21.4% of Enel’s outstanding share capital and controls Cassa Depositi e Prestiti S.p.A. (“Cassa Depositi e Prestiti”), which owns 10.2% of Enel’s outstanding share capital. Therefore, the MEF has de facto control of Enel. As long as the MEF retains control of Enel for purposes of applicable Italian law on controlled companies (which is determined based on having a majority of the vote at ordinary shareholders’ meetings or otherwise exercising a dominant influence over another company), the MEF will be able to exercise significant control over all matters to be voted on by Enel’s shareholders, including, without limitation, the election and removal of directors and possible capital increases or amendments to Enel’s by-laws. As a result, other shareholders’ ability to influence decisions on matters submitted to a vote of Enel’s shareholders may be limited.

The special powers of the Italian government may permit it to influence Enel’s business, regardless of the level of its shareholding
      The Italian privatization law (as amended) and Enel’s by-laws confer upon the Italian government, acting through the MEF (which acts after consultations with and in agreement with the Ministry of Productive

Activities), certain special powers with respect to Enel’s business and actions by its shareholders. These powers, which the MEF confirmed with a decree issued on September 17, 2004, may permit the government to influence Enel’s business, regardless of the level of its shareholding.
      In particular, the MEF has the following special powers:

•	The power to oppose the acquisition by persons or entities of an interest in the Company equal to or in excess of 3% of the shares with voting rights at the ordinary shareholders’ meetings;

•	The power to oppose certain types of shareholders’ agreements entered into by holders of at least one-twentieth of the voting capital stock at ordinary shareholders’ meetings;

•	The power to veto any resolution to dissolve, merge or demerge Enel, transfer a significant part of Enel’s business or Enel’s registered headquarters outside of Italy, change Enel’s corporate purpose or eliminate or modify any of the MEF’s special powers; and

•	The power to directly appoint one non-voting member of Enel’s board of directors, in addition to the voting members elected by Enel’s shareholders.
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

The value of ordinary shares or ADSs may be adversely affected by sales of substantial amounts of shares by the MEF or other shareholders or the perception that such sales could occur
      The MEF and/or Cassa Depositi e Prestiti may sell Enel’s ordinary shares at any time. In October 2004, the MEF sold an additional interest of approximately 19% in an offering consisting of a public offering in Italy and a private placement to international institutional investors that was not registered under the Securities Act. In July 2005, the MEF sold a further interest of 9.3% in the Company in a similar offering. There are no minimum ownership or similar requirements under Italian law that would limit sales of additional shares by the MEF or Cassa Depositi e Prestiti.
      Sales of substantial amounts of ordinary shares by the MEF or other shareholders, or the perception that such sales could occur, could adversely affect the market price of Enel’s ordinary shares and American Depositary Shares, or ADSs, and could limit Enel’s ability to raise capital through equity offerings.

The value, expressed in dollars, of the ordinary shares and ADSs and of any dividends Enel pays in respect of its ordinary shares and ADSs will be affected by the euro/dollar exchange rate
      Enel pays cash dividends in euros; as a result, exchange rate movements may affect the amounts, expressed in U.S. dollars, that investors receive from JP Morgan Chase Bank, the depositary for Enel’s ADR program (“JP Morgan” or the “Depositary”), in respect of such dividends if they hold ADSs. Moreover, the price of Enel’s ordinary shares is quoted in euros. Therefore, exchange rate movements may also affect the U.S. dollar price of the ADSs corresponding to Enel’s ordinary share price.

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

If you hold ADSs rather than ordinary shares it may be difficult for you to exercise some of your rights as a shareholder
      It may be more difficult for you to exercise your rights as a shareholder if you hold ADSs than it would be if you directly held ordinary shares. For example, if Enel offers new shares and you have the right to subscribe for a portion of them, the Depositary is allowed, in its own discretion, to sell for your benefit that right to subscribe for new shares instead of making it available to you. Furthermore, in some cases, you may not be able to vote by giving instructions to the Depositary on how to vote for you.
Forward-Looking Statements
      This annual report includes forward-looking statements. When used in this annual report, the words “seek(s),” “intend(s),” “estimate(s)”, “plan(s)”, “project(s),” “aim(s),” “expect(s),” “will,” “may,” “believe(s),” “should,” “anticipate(s)” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements regard, among other things:

•	Anticipated trends in our businesses, including trends in demand for electricity;

•	Changes in the regulatory environment and expectations on how and when new regulations will be implemented;

•	The remuneration of our generation activities based on competitive electricity prices rather than tariffs following the introduction of trading on the Italian power exchange;

•	The impact of changes in electricity and gas tariffs;

•	Our ability to implement our cost reduction program successfully;

•	The possibility that significant volumes of lower-cost electricity will become available as a result of increased imports and the construction of new plants in Italy;

•	Our intention to divest our interest in Weather Investment;

•	Our intentions with respect to future dividend payments;

•	Our intention to expand our core businesses, including by increasing our presence in renewable energy and developing our gas distribution and sales business;

•	Our intention to expand our operations outside Italy; and

•	Future capital expenditures and investments.
      The forward-looking statements included in this annual report are subject to risks, uncertainties and assumptions about the Group. Our actual results of operations may differ materially from the forward-looking statements as a result of, among other things, the risk factors described under “— Risk Factors.” We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or events otherwise occurring after the date of this annual report. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this annual report might not occur.

ITEM 4.	INFORMATION ON THE COMPANY
History and Development of the Company
      Enel was established in December 1962 as a state-owned entity (Ente Nazionale per l’Energia Elettrica) through the nationalization of approximately 1,250 private power companies in Italy. In 1992, Enel ceased to operate as a public entity and was transformed into a company limited by shares, Enel S.p.A.
      Until April 1, 1999, Italy’s electricity market was highly regulated. On that date, a new law, the Bersani Decree, came into force, beginning the transformation of the Italian electricity market into a liberalized market, in which energy prices charged by generators are freely determined. Beginning in October 1999, as required by the Bersani Decree, Enel formed separate subsidiary companies, to each of which Enel assigned the responsibility (and related assets, liabilities and personnel) for each of its significant businesses. As a part of this liberalization, Enel was also required to transfer responsibility for the management and control of the Italian national electricity transmission grid and responsibility for electricity dispatching to the GRTN, a company wholly owned by the MEF. In addition, as required by Italian legislation adopted as part of the liberalization of the electricity market, we have disposed of approximately 15,000 MW of our generating capacity through the sale of three generation companies and sold several municipal distribution companies.
      In November 1999, the MEF sold approximately 32% of Enel’s share capital in Enel’s initial public offering, in connection with which Enel’s ADSs were listed on the New York Stock Exchange and Enel’s shares were listed on the Telematico, the Italian screen-based trading market managed by Borsa Italiana. Following this sale, as part of the privatization and liberalization of the Italian electricity market, the MEF sold stakes in Enel of 6.6% in the context of a private placement transaction in November 2003 and approximately 10% to Cassa Depositi e Prestiti, a company now owned 70% by the MEF, in December 2003. In October 2004, the MEF sold an additional interest in Enel of approximately 19% in an offering consisting of a public offering in Italy and a private placement to international institutional investors that was not registered under the Securities Act. Finally, in July 2005, the MEF sold a further interest of 9.3% in the Company in a similar offering.
      Since 2000, we have expanded our operations in the gas sector through the acquisition of several independent gas distributors. Since 2000, we have also expanded our energy operations abroad, including through the purchase in 2002 of Electra de Viesgo S.L. (“Viesgo”), a company with electricity generation and distribution operations in Spain, and, in March 2003, of a controlling interest in Maritza East III Power Company AD (“Maritza East III”), a company with electricity generation operations in Bulgaria. We have also acquired power producers specializing in renewable resources in the Americas and have a 50% joint venture with Uniòn Fenosa Generaciòn S.A. in Spain called Enel Uniòn Fenosa Renovables S.A., or “EUFR”. In April 2006, we acquired a 66% interest in Slovenske Elektrarne (“SE”) for total consideration of approximately €840 million. SE, the principal electric power generation company in Slovakia, has a total gross installed capacity of approximately 7,000 MW. In June 2006 we (i) won the auction for a 67.5% stake in the Romanian power distribution company Electrica Muntenia Sud, a power distributor to more than 1.1 million customers in Bucharest, Romania, for total consideration of €820 million, (ii) acquired from the ESN Group a 49.5% interest in Res Holding, a Dutch company holding 100% of the Russian power supplier company RusEnergoSbyt with 11TWh of annual sales, for $105 million (corresponding to approximately €88 million), and (iii) entered into an agreement with Grupo Rede for the acquisiton of 11 companies that own concessions to operate hydroelectric plants in Brazil, with an aggregate installed capacity of 98 MW (closing of the transaction is subject to certain conditions, including the approval by the Brazilian electricity authority, and is expected in the second half of 2006).
      Until June 2004, we owned 100% of Terna, the principal Italian electricity transmission company, which currently owns more than 90% of the transmission assets of Italy’s national electricity grid. In light of Italian laws and regulations providing for the reunification of the ownership and management of the Italian transmission grid and imposing certain ownership restrictions on the entity that will own and manage it, in 2005 and in January 2006 we reduced our stake in Terna, the company through which we carried out our transmission activities, to

5.12%. For more information please see “— Business — The Enel Group — Discontinued Operations-Transmission.”
      We have also invested in telecommunications, starting in 1997, when Enel, France Télécom and Deutsche Telekom together formed our former telecommunications subsidiary, Wind. Our initial stake in Wind was 51%, which increased to 73.4% following Deutsche Telekom’s exit from the joint venture in July 2000 and our contribution to Wind on July 30, 2001, of 100% of the capital stock of Infostrada, an Italian fixed-line telephone provider we purchased in 2001 from Vodafone Group plc. Infostrada was merged into Wind as of January 1, 2002. In July 2003, we acquired the 26.6% stake in Wind then held by Wireless Services Belgium SA, a subsidiary of France Télécom, becoming Wind’s sole shareholder.
      In line with our strategy of focusing on our core energy operations, in May 2005 we entered into an agreement for the sale of Wind to Weather Investments in a series of transactions. Weather Investments is a private consortium headed by Naguib Sawiris, who controls Orascom, an Egypt-based mobile phone operator that provides telecommunications services in the Middle East, Africa and Asia and is listed on the London Stock Exchange and the Cairo and Alexandria Stock Exchange. These transactions were completed in February 2006. As a result of these transactions, we received an aggregate cash consideration of €3,009 million and a 26.1% interest in Weather Investments.
      At the end of 2005, our management decided to re-organize the Group’s internal structure by substituting our Sales Infrastructure and Networks Division with two separate divisions (a Market Division and an Infrastructure and Networks Division) and by allocating our international generation and distribution operations, which had previously been included in other divisions, to a new International Division. This reorganization is effective as of January 1, and, therefore, our divisions are currently the following: Generation and Energy Management Division, Market Division, Infrastructure and Networks Division and the International Division. Each division is headed by a senior manager who reports directly to the Chief Executive Officer of Enel. Moreover, all non-core activities provided by companies of the Group to all Group companies have been grouped in our Services and Other Activities sector. Enel, as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of all Group companies. Each of Enel, our divisions and the Services and Other Activities sector constitutes a reportable segment.
      For additional information on our divisions and their activities, please see “— Business — The Enel Group” below. For a detailed discussion of our operational and financial results in the period 2004-2005, please see “Item 5. Operating and Financial Review and Prospects.” For a description of our capital expenditures in each of the last three fiscal years, please see “— Business — The Enel Group — Capital Investment Program.”
      Enel S.p.A. is a società per azioni, or a company whose capital is represented by shares, incorporated under the laws of Italy. Enel’s statuto, or by-laws, provide that the duration of the Company is until December 31, 2100. Enel’s registered office is at Viale Regina Margherita 137, Rome, Italy. Enel’s main telephone number is +39 06 83051. Individual investors may reach our retail investor team at telephone number +39 06 8305 2081, while institutional investors may reach our investor relations team at telephone number +39 06 8305 7008. Enel is represented in the United States by our subsidiary Enel North America Inc. (“Enel North America”), located at One Tech Drive, Suite 220, Andover, MA 01810.
Business
Overview
      We are the principal electricity operator in Italy, with the leading position in the generation, distribution and sale of electricity. Based on revenues, we were one of the largest industrial companies in Italy in 2005, with operating revenues of €34,059 million, or approximately $40,333 million. We earned net income in 2005 of €3,895 million, or approximately $4,612 million. We believe that, in terms of the volume of electricity sold in the year 2005, we were one of the largest electric utilities in Europe, and according to Bloomberg, as of May 31, 2006, we were also one of the largest publicly traded electric utilities in the world based on market capitalization.

      The following table shows selected operating data for our electricity and natural gas operations in Italy for each of the past three years. Net production equals gross production of electricity less consumption by units generating electricity and mechanical and electrical losses in production.

	2003	2004	2005

Net installed capacity (GW) in Italy at year end	41.8	42.0	42.2
Net electricity production in Italy (TWh)	137.8	125.9	112.1
Electricity sales to end users in Italy (TWh)(1)	152.2	157.8	148.2
Electricity sales on the regulated market in Italy (TWh)	141.5	137.0	129.7
Electricity sales on the free market in Italy (TWh)	10.7	20.8	18.5
Total electricity distributed in Italy (TWh)(2)	265.0	261.2	259.3
Natural gas sales to end users in Italy (billions of cubic meters)	4.4	5.2	5.1
Natural gas sales customers in Italy at year end (millions)	1.8	2.0	2.1

(1)	Excluding sales to resellers.

(2)	Including electricity distributed to resellers.
      In 2005, our operations were organized, reflecting our internal structure, into six business segments: Generation and Energy Management; Sales, Infrastructure and Networks; Transmission; Telecommunications; Services and Other Activities; and Corporate.
      At the end of 2005, our management decided to re-organize the Group’s internal structure by substituting our Sales, Infrastructure and Networks Division with two separate divisions (a Market Division and an Infrastructure and Networks Division) and by allocating our international generation and distribution operations, which had previously been included in other divisions, to a new International Division. Our divisions are currently the following: Generation and Energy Management Division, Market Division, Infrastructure and Networks Division and the International Division. Each division is headed by a senior manager who reports directly to the Chief Executive Officer of Enel. Moreover, all non-core activities provided by companies of the Group to all Group companies have been grouped in our Services and Other Activities sector. Enel, as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of all Group companies. Each of Enel, our divisions and the Services and Activities sector constitutes a reportable segment. However, our reorganization is effective as of January 1, 2006 and, therefore, the following description reflects the structure that we had in 2005 with our former Transmission and Telecommunications segments each being treated as discontinued operations following the deconsolidation of Terna and Wind.
      Generation and Energy Management. Our Generation and Energy Management Division is responsible for our operations related to the production of electricity and the procurement and trading of fuel for electricity generation, and until the end of 2005 also included our power generation activities in Italy and abroad. Effective as of January 1, 2006, its international operations were allocated to our new International Division.
      We are the largest producer of electricity in Italy. At December 31, 2005, we had net installed capacity in Italy of approximately 42.2 GW, which, based on data provided by Terna, we estimate to have been approximately 49% of total Italian net installed capacity at that date. Our net electricity production in Italy in 2005 was 112.1 TWh, and, based on data provided by Terna, we estimate that our production represented approximately 39% of Italian net production during 2005. Our net production declined by 10.9%, or 13.8 TWh, in 2005 as compared to 2004. As of December 31, 2005, we had 599 generating plants in Italy, consisting of thermal, hydroelectric, geothermal and other renewable resources facilities. In 2005, 73.0% of our net production was from thermal plants, 22.2% was from hydroelectric plants and the remaining 4.8% was from geothermal and other renewable resources plants. We do not own or operate any nuclear plants in Italy.

      At December 31, 2005, we also had electricity generation plants outside Italy with aggregate net installed capacity of approximately 3.786 GW, including facilities in Spain, Bulgaria and North, Central and South America. In addition we manage a generation plant in Russia, and in April 2006 we acquired generation operations in Slovakia with our purchase of SE. Effective as of January 1, 2006 our international generation operations are carried out by our new International Division.
      In 2005, the Generation and Energy Management Division had revenues after intrasegment eliminations of €14,215 million, reflecting revenues prior to intrasegment eliminations of €13,376 million in Italy and €914 million abroad. This compares to revenues after intrasegment eliminations of €13,028 million in 2004, reflecting revenues prior to intrasegment eliminations of €12,446 million in Italy and €622 million abroad.
      Sales, Infrastructure and Networks. Until the end of 2005 our Sales, Infrastructure and Networks Division operated in both the electricity and gas markets through two sub-divisions — a sales sub-division and an infrastructure and networks sub-division — responsible respectively for sales of products and services and for management of our distribution network. Effective as of January 1, 2006, these two sub-divisions became two independent divisions, the Market Division and Infrastructure and Networks Division, that replaced the Sales, Infrastructure and Networks Division. In addition, effective on the same date, international operations previously carried out by the Sales, Infrastructure and Networks Division were allocated to our new International Division.
      We are the largest electricity distributor in Italy, distributing a total of 259.3 TWh of electricity in 2005. At December 31, 2005, our Italian distribution network consisted of a total of 1,090,129 kilometer of lines, mostly medium and low voltage, and 413,429 primary and secondary transformer substations, with a total transformer capacity of 157,037 MVA.
      We are also the largest supplier of electricity in Italy. The market for electricity sales in Italy is divided into a regulated market and a free market. Customers in the regulated market must purchase electricity from their local distributor; customers in the free market may choose from whom to purchase their electricity. In 2005, we sold electricity to approximately 23.4 million residential customers, which we estimate were 86.7% of all residential customers in Italy. In 2005, we distributed and sold approximately 129.7 TWh of electricity on the regulated market, and distributed approximately 121.4 TWh of electricity and sold approximately 18.5 TWh of electricity on the free market (including sales to final customers by Enel Trade S.p.A. (“Enel Trade”), of our Generation and Energy Management Division).
      We are also active in the import, distribution and sale of natural gas. In 2005, we sold approximately 6.7 billion cubic meters of natural gas to third parties, of which approximately 5.1 billion cubic meters were sold to nearly 2.1 million end users.
      We also have electricity sales and distribution activities in Spain, and on April 28, 2005, we acquired a 51% interest in two electricity distribution and sales companies in Romania. In 2005 we distributed 9.7 TWh and sold 8.1 TWh. Since January 1, 2006, our international sales and distribution operations are carried out by our new International Division.
      In 2005, the Sales, Infrastructure and Networks Division had revenues after intrasegment eliminations of €20,422 million, reflecting revenues prior to intrasegment eliminations of €17,905 million from our Italian electricity sales and distribution operations, €913 million from international electricity sales and distribution operations, and €1,602 million from natural gas sales and distribution in Italy. In 2004, the Sales, Infrastructure and Networks Division had revenues of €19,254 million after intrasegment eliminations, reflecting revenues of €17,474 million from our Italian electricity sales and distribution operations, €391 million from international electricity sales and distribution operations and €1,396 million from natural gas sales and distribution in Italy.
      Corporate. Enel S.p.A., as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of all Group companies. In addition, Enel manages finance operations and insurance risk coverage for all Group companies and provides assistance and guidelines on organizational, human resources, industrial relations, accounting, administrative, tax, corporate and legal issues. Moreover, Enel S.p.A. is the party that enters into the Group’s long-term electricity contracts. In 2005, Enel S.p.A. had revenues of €1,103 million, compared to €1,649 million in 2004. Accordingly, we consider Enel as a separate reportable segment.
      Services and Other Activities. Our Services and Other Activities sector provides several services to all Group companies including real estate, engineering and construction, information technology, personnel training and administration, factoring and insurance services. After the re-organization of our internal structure at the end of 2005, we no longer consider this sector as a separate division in light of its focus on providing support to all Group companies following our divestitures of certain non-core operations in 2004 and 2005 that previously formed part of this division. These divestitures included the sale in July 2004 of real estate firm NewReal S.p.A. (“NewReal”), to which we had contributed real estate assets having a market value of approximately €1,400 million, and the sale in May 2005 of most of our interest in water operations through the sale of our wholly-owned subsidiary Enel.Hydro and of our 20% interest in Idrosicilia S.p.A., thus reducing our stake in this company to 40%. In 2005, our Services and Other Activities sector had revenues of €1,660 million, compared to €1,794 million in 2004. Effective January 1, 2006, our EPC activities related to companies of our Generation and Energy Management Division, which were previously included in this sector, were transferred to our Generation and Energy Management Division.
      Discontinued Operations. Consistent with our objective of focusing on our core energy businesses, we reduced our presence in the telecommunications business through the transfer in 2005 and 2006 of the entire share capital of Wind to Weather Investments, a company in which we currently have a 26.1% interest. For more information please see “— Business — The Enel Group — Discontinued Operations — Telecommunications.”
      Moreover, in light of Italian laws and regulations providing for the reunification of the ownership and management of the Italian transmission grid and imposing certain ownership restrictions on the entity that will own and manage it, in 2005 and in January 2006 we reduced our stake in Terna, the company through which we carried out our transmission activities, to 5.12%. For more information please see “— Business — The Enel Group — Discontinued Operations — Transmission.”
      As a result of these divestitures, we deconsolidated Wind as of August 11, 2005, and Terna as of September 15, 2005, and no longer have a Telecommunications division and a Transmission division.

      The following chart sets forth our principal business units and the main companies through which we conduct these businesses as of May 31, 2006, as well as the country in which each such company is incorporated. All subsidiaries in the chart are directly or indirectly wholly owned by Enel, unless otherwise indicated.

CORPORATE

Enel S.p.A.

Generation and Energy Management

- Enel Produzione S.p.A (Italy)
- Enel Trade S.p.A. (Italy)

Market

- Enel Distribuzione S.p.A (Italy)
- Enel Gas S.p.A. (Italy)
- Enel Energia S.p.A (Italy)
- Enel.si – Servizi Integrati S.r.l. (Italy)
- Deval S.p.A. (Italy) (51%)

Infrastructure and Networks

- Enel Distribuzione S.p.A (Italy)
- Enel Rete Gas S.p.A. (Italy) (99.8%)
- Enel Sole S.r.l. (Italy)
- Deval S.p.A. (Italy) (51%)

International

- Enel Viesgo Generatión SL (Spain)
- Maritza East III Power Company AD (Bulgaria) (73%)
- Enel North America Inc. (USA)
- Enel Latin America LLC (USA)
- Slovenske Elektrarne (Slovakia) (66%)
- Electra de Viesgo Distribución SL (Spain)
- Enel Viesgo Energia SL (Spain)
- Enel Electrica Banat S.A. (Romania) (51%)
- Enel Electrica Dobrogea S.A. (Romania) (51%)
- Enel Viesgo Servicios (Spain)
- Enel Servicii (Romania)

Services and Other Activities

- Enel Servizi S.r.l. (Italy)
- Enel.Re Ltd. (Ireland)
- Sfera – Società per la Formazione e le risorse aziendali S.r.l. (Italy)
- Enel Factor S.p.A. (Italy)
- Enel.New Hydro S.r.l. (Italy)
- Dalmazia Trieste S.r.l. (Italy)
- Enelpower S.p.A. (Italy)

Strategy
      In recent years, we have streamlined our operations to focus on our core electricity and natural gas businesses, including through the divestment of a number of non-core activities. We aim to become one of the largest European electricity and gas suppliers by 2010, with the goal of creating value for Enel’s shareholders, satisfying our customers and developing our employees. We have the following short and medium-term strategic objectives:

•	Reducing our Italian power generation costs to levels lower than those of our competitors, in particular through the conversion of certain generation plants to run on less expensive fuels, and the alignment of our other operating costs with international best practice through an integrated approach to quality and standards;

•	Increasing our presence in the market for electricity generated from renewable resources;

•	Increasing electricity sales volumes and the number of customers in the free market in order to maximize our production margin by matching production volumes and sales volumes;

•	Consolidating our position in the natural gas distribution business in Italy, where we are the second-largest operator;

•	Extracting value from the integrated management of our electricity and natural gas services in Italy;

•	Meeting our operating efficiency targets in the distribution and sale of electricity and natural gas; and

•	Expanding our operations outside Italy, particularly in countries where we are already present or where market liberalization and privatization efforts are in progress, in which we can capitalize on the experience and technical know-how we have acquired in the Italian market.
      Consistent with our objective of focusing on our core energy businesses, we view our 26.1% interest in Weather Investments (to which we sold Wind) solely as a financial investment. We intend to focus our non-core activities on providing competitive services to the Group.
      In addition to the interim dividend of €0.19 per share paid in November 2005, on June 22, 2006 Enel paid its shareholders a balance dividend of €0.44 per share with respect to its 2005 results. With respect to its 2006 results, Enel expects to pay its shareholders an aggregate dividend of at least €0.42 per share, part as an interim dividend in 2006 and part as balance dividend in 2007. Please see “Item 8. Financial Information — Other Financial Information — Dividend Policy.”
      In order to pursue the Group’s objectives, each of our divisions has its own set of specific strategies, as described below.

Generation and Energy Management
      As a result of the progressive liberalization of the Italian electricity market and the required sale of a portion of our generation capacity, we estimate that our share of the power generation market in Italy has declined from approximately 63% in 1999 to approximately 39% in 2005.
      In order to maintain profitability and provide services on competitive terms in Italy, our Generation and Energy Management Division seeks to be the lowest-cost generator of electricity, in particular by diversifying appropriately its use of fuels. In this respect, we have reduced the percentage of our total production that we generate through plants fueled by oil and natural gas (excluding natural gas-fueled plants using CCGT technology) from approximately 45% in 2002 to approximately 26% in 2005. At the same time, we have increased the percentage of electricity we generate through thermal plants fired by coal and orimulsion from approximately 22% in 2002 to approximately 27% in 2005 and our production using renewable resources from approximately 24% in 2002 to approximately 27% in 2005. We do not currently generate any electricity using orimulsion. Our aim is for approximately 30% of our overall electricity output to be generated using renewable resources.
      In order to implement its strategy, our Generation and Energy Management Division intends to:

•	Continue its program to convert certain of our thermal generation plants to CCGT plants capable of generating approximately 5,000 MW. Much of this program has already been completed;

•	Upgrade additional plants to run on lower-cost fuels, such as coal, while still respecting environmental norms;

•	Consolidate its position in the field of renewable energy, including through an investment program expected to total approximately €1.3 billion from 2006 through 2010. This program includes plans for the maintenance, refurbishment and construction of wind, hydroelectric and geothermal generation plants in Italy that we expect will result in 300 MW of additional net installed capacity;

•	Reduce CO2 emissions through our integrated investment strategy, which contemplates the conversion of old oil-fired plants into CCGT and high efficiency coal plants and the enhancement of our renewable generation capacity, as well as sourcing CO2 credits by participating in the Clean Development Mechanism and Joint Implementation Projects (emission reduction projects under the terms of the Kyoto Protocol);

•	Continually seek to achieve operating excellence while increasing the efficiency and availability of its plants and respecting the environment and the health and safety of its employees;

•	Continue its efforts to reduce its operating and maintenance expenses until it attains international best practice levels; and

•	Optimize its fuel procurement activities, through a diversification of suppliers and supply channels.

Infrastructure and Networks
      We currently transport more than 80% of the electricity transported in Italy on our distribution network. In our electricity distribution operations, we are seeking to face the challenges of market liberalization and changes in applicable tariff regimes by taking action to reduce costs, and in particular our cash cost per customer of distributing electricity, as well as by continuing to focus on the quality of service we provide. In particular, we intend to:

•	Continue our program to reduce operating costs and optimize our investment expenditures, by seeking constantly to improve our administrative processes, increasing our use of technology to support our activities and evaluating our investments more strictly from a financial perspective;

•	Continue to improve our performance with respect to the targets set by the Energy Authority for quality and continuity of service in those geographic areas where these targets have not yet been achieved, and maintaining the quality and continuity of service where they have been achieved or exceeded; and

•	Complete the roll-out of our “Telemanagement” digital metering program in Italy by the end of 2006, in order to (i) reduce costs associated with physical measurement of consumption and on-site maintenance of meters by our personnel, as these tasks would be accomplished remotely; (ii) measure the electricity consumption of our customers more accurately; (iii) improve our response times in providing technical assistance to our customers and provide higher quality service; and (iv) offer our customers tailored tariff plans that promote the use of electricity in off-peak periods and provide customers with opportunities to save money. We entered into an agreement with IBM in March 2004 to commercialize our digital metering know-how for use by other utilities in Italy and abroad in an effort to further benefit from this program. At March 31, 2006, we had installed approximately 27.6 million digital meters, of which approximately 25.5 million were connected to our remote network.
      In our natural gas distribution business, our primary objective is to operate as efficiently as possible and consolidate our market position, through both bidding on new gas distribution concessions and, where appropriate, acquiring additional gas distribution companies, particularly where there are opportunities for significant synergies with our existing operations. By controlling costs and increasing our customer base, we expect to further reduce our distribution cash cost per customer.

Market
      As a result of the liberalization process, based on data from Terna and from the GRTN (for the years before 2005), we have seen our market share in direct sales of electricity to end users in Italy decline from approximately 92% in 1999 to approximately 50% in 2005.
      Our strategy to counter the effects of this trend is to continue to improve our quality of service and our cost-containment policies, further focus on small business clients and leverage our brand to target customers who elect to participate in the free market.
      In our natural gas sales business, we intend to increase our market share and margins by selectively expanding our customer base and increasing the volume of natural gas we sell. We seek to increase our customer base and to retain customers who elect to participate in the free market through initiatives targeting residential and medium-size businesses, including “dual fuel” offers (providing electricity and gas service through one sales network, with one customer service department and one bill) and offers tailored to customers. In addition, our goal is to lower the costs we incur in serving our customers.

International Operations
      Consistent with our objective to become one of the largest electricity companies in Europe and expand our operations outside Italy, we are focusing our efforts in European markets in which we are already present (such as Spain, Slovakia, Romania and the Americas) as well as considering opportunities that may arise in other markets (such as France and other Central and Eastern Europe markets).
      Consistent with our strategy of international expansion, we may make acquisitions of targets of very significant size. Without making any commitments, certain banks have expressed an intention to provide us with the financing necessary for such acquisitions.
      In particular, our strategy in markets where we already have a presence is the following:

Spain. The Spanish electricity market is particularly important for us, since the demand for electricity in Spain is expected to grow at a higher rate than in other European markets, and we are already present in Spain through our Spanish subsidiaries Enel Viesgo Generaciòn (electricity generation), Electra de Viesgo Distribuciòn (electricity distribution) and our affiliate EUFR (electricity generation from renewable resources). We intend to develop our ability to generate electricity from renewable resources and convert certain coal and gas/oil-fired units into CCGT and more environmentally friendly plants. Moreover, by 2009 we intend to implement a Telemanagement digital meter system in Spain similar to the system we are completing in Italy. Please see “— Sales, Infrastructure and Networks — Domestic Distribution and Sales Operations — Telemanagement Systems” for a description of our Telemanagement digital meter system in Italy. We expect to invest approximately €2,044 million in our Spanish operations from 2006 through 2010.

Romania. We are interested in the Romanian electricity market, particularly in light of Romania’s scheduled accession to the EU in 2007. We are already present in Romania through Enel Electrica Banat (formerly Electrica Banat), and Enel Electrica Dobrogea (formerly Electrica Dobrogea), two distribution companies in which we acquired a 51% stake in 2005, and where we are introducing management know-how and standards that are in line with Western European best practices. Moreover, in June 2006 we won the auction for a 67.5% stake in the Romanian power distribution company Electrica Muntenia Sud. Upon the successful completion of this transaction, we expect to serve approximately 2.5 million customers in Romania, including customers from Enel Electrica Banat and Enel Electrica Dobrogea. We also intend to enter the Romanian generation business, once it is privatized.

Slovakia. We are interested in the Slovakian electricity market due to its strong interconnection with other Central European markets. We already have a strong presence in the Slovakian electricity market through SE, and we will monitor further opportunities that may arise. We also plan to upgrade SE’s existing nuclear plants and to invest in renewable resources. We are currently committed to develop two additional nuclear units for SE by 2013. Finally, in April 2006 we submitted a binding offer for the acquisition of a

90% interest in Paroplinovy Cyklus Bratislava, a Slovakian electricity generation company with an installed capacity of 220 MW. We do not expect the outcome of this offer to be known before August 2006.

Northern and Latin America. We are present in North America and Central and South America through Enel North America and Enel Latin America, respectively. We intend to grow our operations in these regions, particularly in the renewable resources market through the acquisitions and development of hydroelectric, wind and geothermal generation plants in North America and in Central and South America.

The Enel Group

Italian Electricity Demand
      Demand for electricity in Italy has grown at an average annual rate of approximately 2.0% during the past five years. The following table shows the annual rate of growth in Italy’s GDP in real terms and the annual rate of growth in electricity demand for the years indicated.

						Average Annual
						Growth Rate
	2001	2002	2003	2004	2005	2001-2005

Growth in real GDP(1)	1.8%	0.4%	0.3%	1.2%	0.0%	0.74%
Growth in electricity demand(2)	2.1%	1.9%	3.2%	1.5%	1.3%	2.0%

Sources:

(1)	National Institute of Statistics (Istituto Nazionale di Statistica).

(2)	Terna (data for the years before 2005 were provided by the GRTN). Data for 2005 are provisional.
      Electricity demand grew by 1.3% in 2005, after having grown by 1.5% in 2004 and by 3.2% in 2003. Growth in demand for electricity is determined by a variety of factors, including the rate of economic growth, the level of business activity and weather conditions. In 2005, growth in demand for electricity slowed compared to that in 2004, reflecting the lower demand from small and medium-sized businesses. Please see “Domestic Distribution and Sales Operations — Sales, Infrastructure and Networks — Sales to Regulated Electricity Market.” According to data published in June 2006 by the Italian National Institute of Statistics, Italian GDP contracted by 0.6% in the first quarter of 2006 as compared to the fourth quarter of 2005, and increased by 1.5% as compared to the first quarter of 2005.
      Per capita electricity consumption is lower in Italy than in a number of other leading industrialized countries. On the basis of the data from the GRTN for 2004, the most recent available, we calculate that in 2004, electricity consumption in Italy was approximately 5,236 kWh per capita, compared to 5,208 kWh in 2003. As differences in the industrial or commercial and service sectors among countries not related to individual electricity use can distort comparisons of overall per capita production, we prefer to use per capita residential electricity use as our basic comparative measure. The following table compares per capita residential electricity consumption in Italy with that of other countries in the European Union for 2003, the most recent year for which complete data is available.

			Per Capita
		Residential	Residential
	Inhabitants	Consumption	Consumption

	(In millions)	(TWh)	(KWh/inhabitant)
France	59.8	141.0	2,358
United Kingdom	59.4	117.2	1,973
Germany	82.6	135.7	1,643
Spain	41.1	53.7	1,307
Italy	57.7	63.7	1,104
European Union	380.2	685.3	1,803

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

Generation and Energy Management
      We are the largest producer of electricity in Italy through our Generation and Energy Management Division. Our key subsidiaries in this division include Enel Produzione, the division’s lead company and our primary generating company, and Enel Trade, which purchases fuel for all of our generating operations, sells electricity to resellers and wholesalers, sells natural gas to gas distribution companies and is active in the fuel trading sector. Moreover, in 2004 and 2005 this division was also responsible for sales of electricity to customers with annual consumption higher than 100 GWh (which sales are carried out by our Market Division since April 2006). Since January 1, 2006, the international generation operations previously carried out by this division have been allocated to our new International Division.
      Enel Trade also carries out commodity risk management activities on behalf of all Group companies. Please see “Item 11. Quantitative and Qualitative Information Disclosure about Market Risk” for additional information on our hedging activities. We also carry out emission trading through Enel Trade.
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
      This division also carries out research and development activities, in order to provide technological innovations to our businesses. The objective of our research and development activity is to improve the efficiency and capacity of our core energy operations, to expand and make more innovative the services they offer and to reduce the environmental impact of our operations. We develop new products and processes internally and also acquire technology in the market, which we then customize for our own purposes.
      In particular, our research and development activities seek to improve the efficiency of our generation plants and distribution networks, to minimize the environmental impact of electricity generation and to develop alternative fuels and innovative technologies, including projects to develop hydrogen and high temperature solar technologies.
      We carried out research and development activities mainly through Enel Produzione in 2005. Our expenditures on research and development were approximately €20 million in 2005, in line with those in 2004.
      Moreover, as of January 2006, this division has assumed charge of the EPC activities related to the companies of the Group, which were previously carried out by our Service and Other Activities Division.
      Unless otherwise specified, all operating data furnished in this section excludes data from our generating companies located outside of Italy.

Domestic Generation

Generating Facilities
      At December 31, 2005, Enel Produzione operated a total of 599 generating plants. Our Italian generating facilities include thermal plants (which burn fossil fuels), hydroelectric plants, geothermal plants and other facilities that generate electricity from renewable resources. At December 31, 2005, these plants had a total net installed capacity of 42.2 GW, representing approximately 49% of the total net installed capacity in Italy. Our net electricity production in 2005 decreased by 10.9% to 112.1 TWh from 125.9 TWh in 2004.
      We estimate that our net electricity production in 2005 represented approximately 39% of Italian production during the year, compared to 43% in 2004.
      The following table shows the gross production in 2003, 2004 and 2005 for the Italian electricity sector as a whole in gigawatt hours, broken down by type of generating plant. Net production is the difference between gross production less consumption by units generating electricity and mechanical and electrical losses in production, referred to as “power used by auxiliary installations.” Imports include electricity purchased from foreign producers on the spot market or under annual or long-term contracts. Pumped storage consumption refers to the use of electricity by pumped storage hydroelectric plants to pump water to elevated areas for use at a later time to generate electricity.

	2003	2004	2005*

	(In GWh)	(In GWh)	(In GWh)
Gross production:
Thermal	242,784	246,125	252,412
Hydroelectric	44,277	49,908	42,482
Geothermal and other renewable	6,804	7,288	7,465

Total gross production in Italy	293,865	303,321	302,359
Power used by auxiliary installations	(13,682)	(13,299)	(12,704)

Total net production in Italy	280,183	290,022	289,655
Net electricity imports	50,968	45,635	49,155
Total pumped storage consumption	(10,492)	(10,300)	(9,369)

Total electricity demand in Italy	320,659	325,357	329,441

Source: Terna (data for the years before 2005 were provided by the GRTN).

*	Data for 2005 are provisional.
      Please see “— Competition in the Electricity and Gas Markets” for a more detailed discussion of the electricity markets in Italy.
      The following table shows certain statistics about our domestic generating facilities, broken down by type of plant, at December 31, 2005, and for the year 2005. The weighted average age of the plants does not take into account refurbishments or upgrades after initial construction, but does reflect the effects of the refurbishing of geothermal plants, the conversion of thermal plants into CCGT plants and the conversion of one coal unit to clean coal technology that we completed in 2005. The forced outage factor represents the amount of electricity that was not produced during the period because of unplanned outages, expressed as a percentage of the maximum theoretical amount of electricity that could have been produced during the period.

	At December 31, 2005		2005

	Net	Weighted		Percentage	Forced
	Installed	Average Age	Net	of Our Net	Outage
	Capacity	of Plant	Production	Production	Factor

	(GW)	(Years)	(GWh)
				(Percent)
Thermal	26.9	20	81,823	73.0%	1.5%
Hydroelectric	14.4	43	24,883	22.2%	1.4%
Geothermal and other renewable	0.9	8	5,381	4.8%	1.5%

Total	42.2		112,087	100.0%

      We have no plans to construct new plants or add significant amounts of generating capacity in Italy, other than from renewable resources, in the near term. Instead, we have focused our investment plans on our existing generating plants. Please see “— Capital Investment Program — Generation and Energy Management” for a more detailed discussion of these plans.

Thermal Production
      In Italy, at December 31, 2005, we owned 46 thermal plants with an aggregate net installed capacity of 26.9 GW, or 63.7% of our net installed capacity at that date. Our thermal net production was 81,823 GWh in 2005, as compared to 91,854 GWh in 2004, representing in each year 73.0% of our net production for that year.

      All our thermal plants consist of two or more generating units and most have a standardized design, with the generating units being of one of three types: steam-condensing units, gas turbine units and internal combustion units. Steam-condensing units consist of closed-cycle plants in which water is transformed into steam and used in a turbine to generate electricity. Steam is turned back into water through a cooling process using sea or river water or air tower cooling. Gas-turbine units burn natural gas and diesel fuel to drive a turbine and generate electricity. Internal combustion units use diesel engines to generate electricity. In addition to these conventional thermal plants, we own plants with CCGT gas turbines. At December 31, 2005, we derived approximately 68% of the net installed capacity of our thermal plants from steam-condensing units, approximately 6% from gas-turbine units in repowered steam plants, approximately 8% from gas-turbine units in open cycle, and approximately 18% from CCGT units. Internal combustion units represented a minimal part of our thermal gross installed capacity.
      Each of our conventional thermal generating units is designed to operate using one or more kinds of fuel. Single fuel units use either natural gas, petroleum products or coal, while dual fuel units can use petroleum products and either natural gas or coal, while triple fuel units can use petroleum products, coal and natural gas. In 2005, single fuel units generated approximately 51% of our net production from thermal plants (compared to approximately 55% in 2004) and represented approximately 69% of the net installed capacity of these plants at year end. Dual fuel units accounted for approximately 49% of our net production from thermal plants (compared to approximately 45% in 2004) and approximately 31% of our net installed capacity of these plants at December 31, 2005. The average thermal efficiency, or the ratio of useful energy produced to the energy consumed to produce it, of our thermal plants was 38.8% at December 31, 2005, slightly decreasing from 39.1% in 2004.
      In 1997, we began converting a number of our conventional thermal plants into CCGT plants, generally by installing one or more gas turbines and replacing conventional boilers with heat recovery steam boilers used to drive existing steam turbines. Converting plants to CCGT increases efficiency and reduces emissions. We plan for our new CCGT plants to have an expected average thermal efficiency of approximately 56%, in line with that at our existing CCGT plants.
      Since 1997, we have completed the conversion of approximately 4,300 MW of generating capacity to CCGT, and we expect to convert additional capacity of approximately 750 MW by the end of 2007. We currently estimate the average costs of conversion over the course of the project to be approximately €350,000 per MW of net installed capacity, or a total of approximately €1,800 million through 2008. At December 31, 2005, we had spent approximately €1,600 million of this total.
      In addition to our CCGT conversion program, we are planning to upgrade additional net installed capacity of approximately 4,100 MW by:

•	completing the upgrading of the coal-burning technology of our existing coal plant, Sulcis, which we expect to become operational in the second half of 2006 (accouting for approximately 300 MW);

•	converting three units at our fuel-oil plant at Torrevaldaliga Nord to clean coal technology, a process which is in progress and which we expect complete between 2008 and 2009 (accounting for approximately 1,900 MW); and

•	subject to receipt of required permits, converting another three units to clean coal technology (accounting for approximately 1,900 MW). Depending on whether and when we obtain the required permits, we estimate that the converted facilities would be operational by 2010 or 2011.
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

      Our environmental capital expenditures for conventional thermal generation in 2005 were in line with those in 2004 and amounted to approximately €35 million. Please see “— Regulatory Matters — Environmental Matters” for a discussion of the environmental laws and regulations affecting our generation operations.

Hydroelectric Production
      At December 31, 2005, we had 500 hydroelectric plants in Italy with an aggregate net installed capacity of 14.4 GW, or approximately 34% of our net installed capacity at that date. In 2005, our hydroelectric net production was 24,883 GWh, or 22.2% of our net production for the year.
      We classify our hydroelectric plants with reservoirs by fill-in rate, which represents the time required for a plant’s reservoir to fill from empty based on normal water flow. Pondage plants have fill-in rates ranging from two to 400 hours and reservoir plants have fill-in rates exceeding 400 hours. We also have run-of-river and pumped storage hydroelectric plants.
      In 2005, pondage plants generated 24.5% of our net hydroelectric production and represented 19.7% of our net installed hydroelectric generation capacity at year end, while run-of-river plants accounted for 24.6% of our net production from hydroelectric plants and 11.5% of our net installed hydroelectric generating capacity. Pumped storage (including mixed pumped storage) plants generated 27.1% of our net hydroelectric production in 2005, and represented 52.1% of our net installed hydroelectric generating capacity, with reservoir plants accounting for the remaining approximate 23.8% of our net hydroelectric production and 16.7% of our net installed hydroelectric capacity in the same period.
      We invested €178 million in 2005 on our hydroelectric plants, including on work carried out to comply with safety and environmental regulations, as well as on refurbishment and revamping. Our hydroelectric plants generate electricity from water streams in the public domain under licenses from the Italian government. Under the Bersani Decree, the Provincial Authorities of Trento and Bolzano, which enjoy special autonomous status under Italian law, were entitled to impose earlier license termination dates for hydroelectric plants in these areas. If any of these licenses expire without being renewed, we will have to transfer the affected hydroelectric plants (with an aggregate net installed capacity of 1,975 MW, or 4.7% of our current total net installed capacity) to the governmental authority granting the license. The Provincial Authorities of Trento and Bolzano set a termination date of 2010 for the licenses they have granted. The licenses from the Italian goverment were originally due to expire in 2029 and were subject to renewal.
      In January 2004, however, the European Commission determined that certain Italian regulations regarding hydroelectric concessions were contrary to EU law. In particular, the European Commission objected to renewal preferences granted to existing holders of concessions (and in the region of Trentino-Alto Adige, to the operator controlled by the local authorities) upon the expiry of those concessions, as well as to the fact that the regulations provided for the expiration of all concessions in 2029 (and for the region of Trentino-Alto Adige, in 2010), even though these concessions had previously been of perpetual duration. In December 2005, Italy amended the relevant regulations, abrogating the renewal preferences and postponing the expiration of all concessions for an additional 10 years. However, if the European Commission continues to pursue its formal action before the Court of Justice to enforce its request and the Court of Justice affirms the European Commission’s opinion, our hydroelectric concessions may be terminated prematurely and we may not be able to renew these concessions on favorable terms or at all. The European Commission decision on whether to continue its formal action is expected in the second half of 2006. Please see “Item 3. Key Information — Risk Factors — Risks Related to Our Energy Businesses — A European Commission challenge to Italian regulations on hydroelectric concessions could adversely affect our business, financial condition and results of operations.”

Production from Geothermal and Other Renewable Resources
      We produce energy from renewable resources, and have both significant experience in multiple technologies, including geothermal, wind and solar energy, as well as our own engineering and project development capabilities. We formerly conducted these activities through Enel Green Power, which we merged into Enel Produzione as of June 1, 2005.

      At December 31, 2005, we had 32 geothermal power plants with an aggregate net installed capacity of 671 MW. In 2005, our geothermal net production was 5,012 GWh, or 4.5% of our net production for the year.
      We also generate electricity from other forms of renewable resources, including solar photovoltaic systems and wind energy. At December 31, 2005, we operated 17 wind farms with an aggregate net installed capacity of about 277 MW and four photovoltaic solar grid connected power plants with an aggregate net installed capacity of 3 MW. Together, these plants accounted for 369 GWh of our net production in 2005.
      Most of our revenues from renewable energy come from sale agreements entered into under the CIP 6 regime, which provides incentives for the production of renewable energy, and from sales of energy produced by small hydroelectric plants, including sales on the free market through Enel Trade. We expect that the demand for energy produced from renewable resources to increase as a result of current regulations requiring producers to supply a specified amount of electricity generated from qualifying renewable resources. Please see “— Regulatory Matters — Electricity Regulation — Promotion of Renewable Resources” for additional information.
      To comply with these regulatory requirements, we can either produce electricity from qualified renewable resources ourselves, which would entitle us to receive “green certificates”, or we can purchase “green certificates” from other qualified producers or the GRTN. Based on our production for 2004, we were required to provide approximately 2.1 TWh of electricity from qualified renewable resources in 2005, the same amount we were required to provide in 2004. In 2005, we generated 1.3 TWh of energy from qualified renewable resources and purchased “green certificates” for the remaining 0.8 TWh, at a cost of approximately €90 million. We estimate that in 2006 we will increase our generation from qualified renewable resources significantly, thus reducing the amount of green certificates we have to purchase from other qualified producers or from the GRTN in order to comply with the regulatory requirements.
      We have started a capital investment program in order to reach a level of qualifying production from renewable resources of approximately 2.5 TWh by year-end 2007, which we believe will permit us to meet the regulatory requirements and may enable us to sell green certificates to the market starting in 2007. This program is expected to result in an additional increase in our renewable capacity (hydroelectric, wind and geothermal) of about 300 MW by 2010.

Fuel
      We use fuel oil, natural gas, coal and other fuels in operating our thermal generation plants, and also engage in fuel trading activities. We do not use significant amounts of fuel in operating our hydroelectric, geothermal or other renewable resource plants. Italy has small reserves of fossil fuels. As a consequence, we depend on imported fuel oil, natural gas and coal for a large proportion of our energy needs.
      Our fuel costs are influenced by prices in the world market for oil, fuel oil, natural gas and coal. In 2005, the per barrel market price for oil increased from $38.2 at December 31, 2004, to $54.4 at December 31, 2005, or by 42.4%. This substantial increase was the result mainly of geopolitical factors, such as the current situation in a number of oil-producing regions, including Iraq, other parts of the Middle East, Nigeria and Venezuela, as well as structural factors, such as high production and refinery capacity utilization levels and increased demand in India, China and the United States. However, we attempt to maintain secure and flexible supplies by diversifying our sources of fuel, and are also partially hedged against rising fuel prices. Please see “Item 3. Key Information — Risk Factors — Risks Relating to our Energy Business — Significant increases in fuel prices or disruptions in our fuel supplies could have a negative effect on our business” for a description of the risks connected to significant increases in fuel prices. See also “Item 11. Quantitative and Qualitative Disclosure about Market Risk” for a discussion of our hedging activities. In addition, we seek to increase our use of less expensive fuels, such as coal, as well as fuels that have less impact on the environment when consumed, such as natural gas. However, generation using coal generally results in higher emissions levels compared to natural gas. Our ability to increase our use of coal is dependent on our ability to acquire and implement technologies that will permit us to comply with restrictions on emissions established by national and European Union authorities. Please see “— Regulatory Matters — Environmental Matters” for a discussion of these restrictions.

      We manage our fuel supply by entering into term contracts for base quantities and supplementing these contracts with purchases of fuel on spot markets both in Italy and abroad. Our long-term fuel contracts, primarily for the purchase of natural gas, will require us to pay an average of approximately €2,774 million per year over the next five years, based on current prices. Please also see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.”
      In 2005, our aggregate fuel costs for thermal production, including fuel transport, at our plants in Italy and abroad were €3,910 million, compared to €3,598 million in 2004. This 8.7% increase was primarily due to higher prices in the international fuel markets, the effect of which was only partially offset by the lower volume of electricity production during 2005.
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
      The following table provides a breakdown of our net electricity production in Italy for the periods indicated by primary energy source utilized. The data represent production by Enel Produzione and Enel Green Power (which in 2005 was merged into Enel Produzione).

	2003		2004		2005

	Net		Net		Net
	Electricity	Percentage	Electricity	Percentage	Electricity	Percentage
	Produced	of Total	Produced	of Total	Produced	of Total

	(GWh)		(GWh)		(GWh)
Thermal
— Natural gas	48,802	35.4	40,602	32.3	37,824	33.7
— Coal and orimulsion	30,030	21.8	30,700	24.4	30,001	26.8
— Oil	27,838	20.2	20,552	16.3	13,998	12.5
Total thermal	106,669	77.4	91,854	73.0	81,823	73.0
Hydroelectric	26,012	18.9	28,659	22.8	24,883	22.2
Geothermal	5,036	3.6	5,120	4.1	5,012	4.5
Wind and photovoltaic	77	0.06	235	0.2	369	0.3

Total	137,794	100.0%	125,868	100.0%	112,087	100.0%

      In 2005, the approximate percentages of our net electricity produced by thermal generation in Italy represented by each of the following fuels was approximately:

•	46% natural gas;

•	37% coal; and

•	17% fuel oil.
      We do not currently generate any electricity using orimulsion. The fuel oil plant at Porto Tolle, which previously we were planning to convert to burn orimulsion, will instead be converted to burn coal upon receipt of the necessary permits.
      Our subsidiary Enel Trade is responsible for the purchase and sale of fuel for all of our domestic generating operations and our natural gas sales and distribution operations in the Italian market, as well as a portion of the fuel requirements of our Spanish subsidiary Viesgo. In addition, Enel Trade buys and sells other energy products and has land and sea fuel shipping operations. In 2005, Enel Trade purchased an aggregate volume of 24.3 million tons of oil and oil equivalents, including petroleum products, coal and natural gas, of which 1.6 million were sold to third parties, compared to purchases of 29.1 million tons of oil and oil equivalents in 2004, of which 3.6 million were sold to third parties.
      Enel Trade also sells natural gas to gas distribution companies and other third parties, and engages in fuel trading activities, as part of its management of, and efforts to optimize, its supply of fuel to the rest of the Enel Group, as well as in electricity trading. Enel Trade also trades “green certificates” in Italy, engages in similar activities at a European level and engages in trading of CO2 emission rights, having obtained the necessary approvals. In 2004 and 2005, Enel Trade was also responsible for sales of electricity to customers with annual consumption higher than 100 GWh (which sales have been carried out by our Market Division since April 2006). In 2005, Enel Trade sold approximately 10.1 TWh of electricity to Eligible Customers and 3.8 TWh to resellers in Italy, as well as 15.5 billion cubic meters of natural gas, of which 8.8 billion cubic meters were sold to our thermal generation operations, 5.1 billion cubic meters to our gas distribution and sales operations and 1.6 billion cubic meters to third parties.

Fuel Oil
      We are reducing our need for fuel oil for power generation as a consequence of the conversions of some of our fuel-fired plants to coal and natural gas. The following table shows the amount of fuel oil supplied to our generation companies purchased from domestic and foreign suppliers in each of the periods indicated. Domestic suppliers include suppliers whose headquarters are in Italy, including the Italian energy group Eni S.p.A. (“Eni”), while foreign suppliers include suppliers and refiners outside of Italy and traders of primarily non-Italian sources of oil.

	Year Ended
	December 31,

	2003	2004	2005

	(In millions of tons)
Domestic suppliers	1.2	1.0	0.9
Foreign suppliers	5.3	3.8	2.7

Total fuel oil purchased	6.5	4.8	3.6

      In 2005, we purchased approximately 20% of our fuel oil on the spot market and approximately 80% under contracts ranging in term from one to twelve months. All purchases made on the basis of term contracts are indexed to market prices.
      The following table shows the amounts of fuel oil with low, mid and high sulfur content that we purchased in each of the periods indicated.

	Year Ended
	December 31,

	2003	2004	2005

	(In millions of tons)
Fuel oil purchased
Low sulfur	4.0	3.0	2.3
Mid sulfur	2.5	1.6	1.0
High sulfur	0.0	0.2	0.3

Total	6.5	4.8	3.6

Natural Gas
      We purchase most of our natural gas under long-term, take-or-pay contracts. The price of natural gas under these contracts is generally tied to market prices for fuel oil. In 2005, we purchased 15.5 billion cubic meters of natural gas, of which 8.8 billion cubic meters were used for our thermal generation operations. Eni, the main Italian gas supplier and transporter, supplied approximately 30% of this natural gas.
      We also continued to purchase large volumes under a supply contract with Sonatrach, the Algerian gas producer, which accounted for approximately 37% of the natural gas we purchased in 2005.
      In 1992, we entered into a 20-year take-or-pay contract with NLNG, a Nigerian joint venture, for the supply of 3.5 billion cubic meters of liquefied natural gas per year, commencing in October 1999. However, due to environmental concerns, a once-planned Italian regasification facility has never been constructed. As a result, we are unable to import liquefied natural gas, and instead, in 1997, entered into a swap agreement with Gaz de France and related transportation arrangements with Eni whereby Gaz de France takes the liquefied natural gas supplied by NLNG under the contract and provides us with an equivalent volume of non-liquefied natural gas. We obtained approximately 25% of the natural gas we purchased in 2005 pursuant to our Nigerian gas contract. Under current regulations, we expect to continue to receive until 2009 reimbursement for part of our stranded costs incurred in connection with the NLNG contract. Please see “— Regulatory Matters — Electricity Regulation — Stranded Costs” for additional information on reimbursement of our stranded costs.
      We purchased 5% of our natural gas in 2005 from Edison S.p.A. (“Edison”), an Italian gas and electricity company, and the remaining 3% on a spot basis in the national and international markets.
      On June 21, 2005, we sold to BG Group plc (formerly British Gas plc) (“BG”) our 50% interest in Brindisi LNG, which we had formed as a partnership with BG to build and manage a liquefied natural gas regasification terminal in Brindisi in southern Italy. Under the terms of the deal, we are entitled to receive approximately €44 million, which was intended to reimburse us for the costs we have incurred for the project. Of the total consideration, we received €17 million at closing, with the remaining balance of approximately €27 million being due within June 30, 2006 (subject to certain conditions relating to BG’s continuous involvement in the project).

Coal
      In 2005, we purchased 12.8 million tons of coal, all of which was used by our generating companies and imported, principally from South Africa, South America, the Far East and Eastern Europe.

CO2 emission rights
      The Kyoto Protocol established a market mechanism for the trading of CO2 emission rights. Pursuant to EU directives implementing this mechanism, the Italian Environment Ministry issued a decree in February 2006 allocating among Italian producers the emissions levels for the 2005-2007 period. Our Group was assigned emissions quotas for its existing installations of 48.2 million, 40.5 million and 39.9 million metric tons of CO2 for the years 2005, 2006, 2007, respectively. Our emissions for 2005 were eight million tons higher than the emission quotas we were assigned for the same year and we believe that the quotas we have been assigned for 2006 and 2007 will not be sufficient to meet our production needs in those years. Therefore, in May 2006 we challenged the decree of the Environment Ministry.
      The Environment Ministry decree, however, allocates some emission quotas to new plants when they become operational. Based on our current emissions projections, we expect to be entitled to part of these quotas for new plants and to reduce the difference between our actual emissions and the emission quotas allocated to us for 2006 and 2007. We will cover any such difference (which we currently expect will be limited to a few million tons) through the purchase of emission trading rights on the market.
      Moreover, our subsidiaries Enel Viesgo Generaciòn has been assigned emission quotas by the Spanish Environment Ministry for its existing installations of 3.9 million, 3.4 million and 2.65 million metric tons of CO2 for the years 2005, 2006 and 2007, respectively. The emissions of Enel Viesgo Generaciòn in 2005 were 6.06 million tons, higher than the emission quotas assigned.
      At May 25, 2006, the weighted average price for one emission trading right for the years 2005, 2006 and 2007 was approximately €22 per ton. Each emission trading right corresponds to 1 ton of CO2 and may also be sourced through CO2 credits issued according to the Clean Development Mechanism and Joint Implementation Project (emission reduction projects under the terms of the Kyoto Protocol).

Purchased Power
      Our Generation and Energy Management Division purchases power to comply with certain regulatory rules. We also, through Enel Trade, purchase power to diversify our sources of electricity and to reduce our costs, as well as for supply to third parties. In 2005, our Generation and Energy Management Division purchased approximately 9.4 TWh of power from domestic and foreign producers to supply electricity to Eligible Customers and resellers in Italy.
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
      The table below sets forth the amount of electricity imported into Italy that Enel purchased under long-term contracts and that Enel Trade purchased under annual contracts, and spot purchases during each of the years indicated.

	2003	2004	2005

	(TWh)
Long-term contracts	15.5	14.4	14.4
Annual contracts	0.6	1.1	2.5
Spot purchases	0.0	0.1	0.1

Total imports	16.0	15.7	17.0

      The Italian electricity grid is interconnected to foreign networks through 15 international transmission lines. We believe these lines are operating at full capacity only during daylight hours. Please see “— Regulatory Matters — Electricity Regulation — Imports” for additional information on the Italian electricity import market.
      Since April 1, 2004, we have also purchased power to comply with a new rule that took effect with the start of trading on the Italian power exchange requiring electricity generators to purchase the electricity used to power pumping at hydroelectric plants from third parties. We previously used our own electricity production for these purposes.

International Generation
      Our international generation operations in 2005 included Enel Viesgo Generaciòn, an electricity generation company in Spain; Enel Uniòn Fenosa Renovables S.A. (“EUFR”), a company active in Spain in the field of renewable energy; Maritza East III, a generating company in Bulgaria; and Enel North America and Enel Latin America which are active in power generation from renewable sources in North America and in Central and South America, respectively. Following the re-organization of our internal structure at the end of 2005, these international generation activities are no longer included in our Generation and Energy Management Division, but are carried out by our new International Division.
      We acquired the Spanish company Electra de Viesgo S.L. (“Viesgo”), which owned Viesgo Generaciòn (currently Enel Viesgo Generaciòn) as well as certain distribution companies, from Endesa S.A. in January 2002 for a total consideration of €2,070 million, including €1,920 million in cash and the assumption of €150 million in debt. Enel Viesgo Generaciòn (currently wholly owned by Enel Produzione) operates 6 thermal plants and 12 hydroelectric plants in Spain, which taken together have a total net installed capacity of approximately 2,264 MW, and, in 2005, had a net production of 7,423 GWh. Please see “— Fuel — CO2 emissions” for more information on emission quotas that have been assigned to Enel Viesgo Generaciòn.

      In March 2003, we acquired from Entergy Power Bulgaria Ltd. (“Entergy”), through our subsidiary Enel Generation Holding BV, 60% of the share capital of Maritza East III Power Holding BV, which in turn holds 73% of Bulgarian generation company Maritza East III Power Company A.D. (“Maritza East III”), for €73.5 million. Maritza East III, which has 549 MW of net installed capacity and had a net production of 3,005 GWh in 2005, is working on the refurbishment, environmental upgrade and management of its lignite-fired generation plant, located on the border with Greece. The total financial outlay of Maritza East III for the project, which is expected to result in an increase in Maritza East III’s net installed capacity to 794 MW, is estimated to be about €499 million, to be funded through project financing, cash flow from operations and equity.
      In June 2006, Enel purchased from Entergy the remaining 40% stake in Maritza East III Power Holding BV and 100% of Maritza O&M Holding Netherlands BV, a Dutch company holding 73% of Maritza East 3 Operating Company A.D. for a total consideration of €47.5 million.
      In December 2003, we acquired 80% of the share capital of Uniòn Fenosa Energìas Especiales (now EUFR), from Uniòn Fenosa Generaciòn SA, for €178 million. We granted Uniòn Fenosa Generaciòn SA an option to repurchase 30% of EUFR’s capital stock before the end of 2007. In May 2006, Uniòn Fenosa Generaciòn SA exercised this option and repurchased 30% of EUFR for approximately €82 million. As a result, Uniòn Fenosa Generaciòn SA and we each hold 50% of EUFR. EUFR’s assets include plants and projects for the generation of electricity from renewable resources, primarily wind and hydroelectric facilities. EUFR has 373 MW of net installed capacity currently in operation, and more than 190 MW in development that we expect to be in operation by the end of 2006. EUFR’s net production in 2005 was 1,030 GWh.
      We have generation operations in the United States through Enel North America, a North American independent power producer specializing in renewable resources. At December 31, 2005, Enel North America operated 65 power plants in the United States and two in Canada with an aggregate net installed capacity of 402 MW and a net production of approximately 1,283 GWh in 2005. In April 2005, Enel North America acquired full control of the 25 MW Sheldon Springs hydroelectric project located on the Missisquoi River in Sheldon, Vermont (in which it had previously owned a 1% stake). On February 9, 2006, Enel North America acquired an additional 36% interest in St. Felicien Cogeneration Limited Partnership (“St. Felicien”), a 21.4 MW biomass project in Quebec (Canada), thereby increasing its stake in this company to 96%. We also have generation operations in Central and South America through Enel Latin America, another power producer specializing in renewable resources. At December 31, 2005, Enel Latin America operated two hydroelectric plants and a wind plant in Costa Rica, as well as two hydroelectric plants in Chile and two hydroelectric plants in Guatemala, which together had aggregate net installed capacity of 198 MW and net production in of 884 GWh in 2005.
      Enel ESN Energo, a wholly owned Russian subsidiary of Enel ESN Management BV, entered into a three-year agreement (renewable for an additional year) in June 2004 with OAO North-West CHPP to manage North West Thermal Power Plant (“NWTPP”), a CCGT generation plant near St. Petersburg with installed capacity of approximately 450 MW. NWTPP is controlled by RAO UES, the company that operates Russia’s unified power system. At present, NWTPP is engaged in the construction of a second unit with installed capacity of 450 MW, which is expected to be operational at the end of 2006. Enel ESN Management BV is a joint venture currently held 75% by us and 25% by ZAO ESN, a privately held Russian company.
      As part of our international expansion objectives and our efforts to consolidate our presence in Central and Eastern Europe, on April 28, 2006 we purchased a 66% interest in SE, the principal electric power generation company in Slovakia, with an estimated market share of more than 80%, for approximately €840 million and entered into a shareholders’ agreement with the state-owned entity National Property Fund, the remaining shareholder of SE. SE has total net installed capacity of 6,356 MW, of which 38% is nuclear-powered, 37% is hydroelectric-powered and 25% is powered by conventional thermal sources. This acquisition marks our re-entry into the field of nuclear power generation; we have not owned any nuclear power plants since November 2000, and we have not produced electricity from nuclear power plants since 1988. Please see “— Regulatory Matters — Environmental Matters — Discontinued Nuclear Operations.” SE owned prior to our acquisition six nuclear power units with net installed capacity of 400 MW each, which we believe were equipped with internationally accepted technology. Prior to the closing certain conditions were fulfilled, including the approval by the Slovakian government of the strategic investment plan we prepared for SE for the 2006-2013 period and the transfer to state-owned companies of the assets and liabilities (including spent nuclear fuel and the radioactive waste) of a nuclear power plant built in 1970 and operational since 1978, that is in the process of being decommissioned, and the disposal of a water plant, as well as the approval by the Slovakian government of legislation on a new fund for the decommissioning of nuclear installations in Slovakia and new rules governing the Slovakian electricity market. The four nuclear power units that SE now retains have been recognized by the International Atomic Energy Association as being in line with Western European security standards. SE will continue to sell the energy produced by the spun-off assets to the Slovakian market and reimburse the state-owned company for the costs it incurs in the operation of the plants.
      On May 30, 2005, we entered into a non-binding memorandum of understanding with EDF for an industrial partnership permitting us to invest in the French electricity market, including in EDF’s latest generation European Pressurized Water Reactor, or “EPR,” nuclear reactor project, which is expected to be fully operational by 2012. Under the terms of this memorandum of understanding: Enel will have a 12.5% stake in EDF’s EPR project; Enel will bear its proportional share of the costs associated with the project, including investment, operating and fuel costs, as well as its share of budgeted reactor decommissioning costs and the corresponding share of the back-end fuel and waste disposal costs; EDF will be the operator of the power plant, and will bear any related nuclear civil liability; Enel will receive a share of the generation capacity and output proportional to its initial stake in the project, which may be increased, so long as EDF retains a majority interest. The parties had agreed to execute a definitive agreement by September 30, 2005, subject to the receipt of a favorable non-binding opinion of the European Commission, which it has not yet released. Although the parties have not executed a definitive agreement, pursuant to the memorandum of understanding we have been receiving a portion of the electricity generated by EDF from nuclear sources since January 1, 2006, which is expected to increase over time to a maximum of 1,200 MW, pending completion of the EPR project.
      On April 24, 2006, we submitted a binding offer for the acquisition of a 90% interest in Paroplinovy Cyklus Bratislava, a Slovakian electricity generation company with an installed capacity of 220 MW, in which our subsidiary SE holds the remaining 10% interest. We expect that the outcome of this offer will not be known before August 2006.
      On May 15, 2006, we submitted a binding offer for the acquisition from Hydro-Quebec International of a 24.55% interest in Fortuna, a company that owns a 300 MW hydro-plant in Panama.
      On June 9, 2006, we entered into an agreement with Grupo Rede for the acquisition of 11 companies, which own concessions to operate hydroelectric plants in Brazil with an aggregate installed capacity of 98 MW, for a total consideration of 450 million Brazilian real (approximately €155 million). Closing of the transaction is subject to certain conditions, including approval by the Brazilian electricity authority, and is expected in the second half of 2006.
      The following table shows the net installed capacity at December 31, 2005, of our foreign generating companies broken down by type of plant. Net installed capacity excludes capacity held by unconsolidated associated companies.

	Enel	Enel				Total at
	North	Latin		Maritza	Uniòn	December 31,
	America	America	Viesgo	East III	Fenosa	2005

				(MW)
Thermal	—	—	1,592	549	—	2,141
Hydroelectric	313	174	672	—	—	1,159
Wind	67	24	—	—	321	412
Biomass and Biogas	22	—	—	—	—	22
Cogeneration	—	—	—	—	52	52

Total	402	198	2,264	549	373	3,786

      Our international operations generated a total of 13,625 GWh of electricity in 2005, as compared to 12,321 GWh in 2004, including 7,423 GWh produced by Enel Viesgo Generaciòn (6,062 GWh in 2004), 3,005 GWh

produced by Maritza East III (3,213 GWh in 2004), 2,167 GWh produced by our North and Latin American companies (2,193 GWh in 2004) and 1,030 GWh generated by EUFR (853 GWh in 2004).

Sales, Infrastructure and Networks
      In 2005, our Sales, Infrastructure and Networks Division carried out our electricity and natural gas sales and distribution operations. At the end of 2005, this division was divided into a Market Division and an Infrastructure and Networks Division, each of which operates in both the electricity and gas markets and are responsible for sales of products and services and for management of our distribution network, respectively. In addition, at the end of 2005 our electricity sales and distribution operations outside of Italy were allocated to our new International Division.
      Our Infrastructure and Networks Division operates in Italy mainly through Enel Distribuzione, which distributes and sells electricity on Italy’s regulated market, Deval, which distributes and sells electricity in the region of Valle d’Aosta in Italy, and Enel Rete Gas, which distributes natural gas in Italy.
      Our Market Division sells electricity and natural gas and provides electricity-related services, mainly through Enel Energia, which sells electricity on the free market, and Enel Gas, which resells natural gas to end users. Until March 2006, Enel Energia sold electricity on the free market to customers with annual consumption up to 100 GWh, while electricity to consumers with annual consumption above this threshold was sold by our Generation and Energy Management Division.
      Other subsidiaries in this area include Enel Sole, which offers public lighting services, and Enel.si, which offers electricity systems-related services and “beyond-the-meter” products and services, such as consulting and sales of electricity equipment.

Domestic Distribution and Sales Operations

Electricity Companies
      We operate in the market for the distribution and sale of electricity in Italy through the following companies:

•	Enel Distribuzione, which owns the electricity distribution network serving the free and regulated markets and sells electricity on the regulated market;

•	Deval, a subsidiary in which we own a 51% interest, which engages in similar activities in the region of Valle d’Aosta ;

•	Enel Energia, which sells electricity on the free market to customers with annual consumption of up to 100 GWh (while sales to customers with higher consumption levels are made through Enel Trade of our Generation and Energy Management Division);

•	Enel Sole, which provides public and art lighting services; and

•	Enel.si, which provides electricity systems-related services.
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

      The following table sets forth the aggregate volumes of electricity distributed to the free market and distributed to (and sold) on the regulated market by Enel Distribuzione and Deval for the periods indicated, excluding electricity distributed to resellers.

	Year Ended December 31,

	2003	2004	2005

	(In GWh)
Distributed to free market	102,973	113,691	121,370
Distributed (and sold) on the regulated market	141,453	136,961	129,677

Total	244,426	250,652	251,047

      The total volume of electricity we distributed in 2005 increased by 0.2% compared to the volume distributed in 2004. The volume of electricity we distributed to the free market increased by 6.7% compared to 2004, reflecting an increase in the number of Eligible Customers and their migration to the free market. The volume of electricity we distributed (and sold) to the regulated market decreased by 5.3% in 2005 compared to 2004, primarily reflecting the fact that since April 1, 2004, other electricity distributors acquire their electricity directly from the Single Buyer, while prior to that date, we were obliged to buy electricity on their behalf. The decrease also reflected our sale of local distribution networks in Trento and other smaller municipalities. Please see “— Regulatory Matters — Electricity Regulation — Eligible and Non-Eligible Customers” for additional information on consumers eligible to participate in the free market. Including electricity transported to resellers, we distributed a total of 265,055 GWh, 261,239 GWh and 259,277 GWh of electricity in 2003, 2004 and 2005, respectively.
      We have focused on reducing operating costs in our electricity distribution operations, as well as our electricity sales operations, in recent years. In particular, we have reduced the aggregate number of employees involved in these operations by 11.5% over the past three years, and by approximately 23% from December 31, 2001 to December 31, 2005. In the future, we expect this trend to continue, but with a decrease in the volume of reductions. The following table shows the aggregate number of employees of Enel Distribuzione and Deval at the dates indicated:

	At December 31,

	2003	2004	2005

Employees	33,106	32,595	29,299
      We have also been investing in our Telemanagement digital meter system since 1999 in connection with our focus on reducing costs. Please see “— Telemanagement System” below for additional information.

Electricity Distribution Network
      The table below sets forth certain information about our primary and secondary distribution networks at December 31, 2005.

	Under-	Insulated	Bare		Number of	Transformer
Type	ground Lines	Aerial Lines	Aerial Lines	Total Lines	Substations	Capacity

	(km)	(km)	(km)	(km)	(MVA)
Primary:
High voltage lines (40-150 kV)	468	—	18,484	18,952
Primary substations					2,029	94,000
Secondary:
Medium voltage lines (1-30 kV)	125,017	7,932	202,202	335,151
Low voltage lines	226,238	385,915	123,873	736,026
Secondary substations					411,404	68,600

      In September 2003, pursuant to a ministerial decree, Enel Distribuzione transferred to Terna the ownership of approximately 900 kilometer of high-voltage transmission lines. Enel Distribuzione transferred an additional 100 kilometer of high-voltage transmission lines to Terna in 2004.
      Our replacement and construction of distribution lines and substations are subject to Italian environmental and aesthetic regulatory limitations, including legislation on electromagnetic fields that may make it more difficult to build new distribution lines and substations in the future and may require removing existing distribution lines and substations. Please see “— Regulatory Matters — Environmental Matters — Electromagnetic Fields” for a more detailed description of the environmental laws and regulations affecting our distribution operations and the risks they pose for our business.

Consolidation of Electricity Distribution Networks
      The Bersani Decree included provisions for the consolidation of distribution networks in municipalities served by more than one electric utility, giving certain municipal networks the right to request that we sell our distribution network in their municipalities. As a consequence, we have been forced to sell to a significant number of these networks in the past few years. In 2005, we sold local distribution networks to one municipality, serving a total of approximately 9,600 clients and having an annual sales volume of approximately 160 million kWh, for an aggregate consideration of approximately €14 million. From January 1, 2001, through December 31, 2005, we sold a number of local distribution networks, including those in the Rome, Milan and Turin metropolitan areas, serving an aggregate of approximately 1.90 million customers, for aggregate consideration of approximately €1,903 million. At the same time, we acquired the distribution networks of 62 other small municipalities, serving an aggregate of approximately 22,762 clients, for aggregate consideration of €18.6 million. Negotiations are currently pending regarding our sale of the distribution networks of 27 small municipalities and our acquisition of the distribution networks of certain other small municipalities.
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
      In addition to the divestitures carried out pursuant to the Bersani Decree, on December 31, 2003, we sold our network in Brescia and 45 neighboring municipalities, which served an aggregate of 100,205 clients and had an annual sales volume of 2.8 billion kWh, for total consideration of €168 million. On June 27, 2006, Enel Distribuzione and Hera S.p.A. (formerly Meta S.p.A.), an Italian energy and waste-management company, agreed on the sale of our electricity distribution and sales activities in 18 municipalities of the province of Modena, serving approximately 80,000 customers, for a total consideration of €107.5 million. The sale will be effective as of July 1, 2006.
      On December 21, 2004, pursuant to the Presidential Decree no. 235/77 and the Legislative Decree no. 463/99, we entered into a settlement agreement with SET Distribuzione S.p.A. (“SET”), a company controlled by the Province of Trento, providing for our sale to SET of our local distribution network in that province. In 2003, local authorities had issued an expropriation order that was intended to force us to transfer to SET this electricity distribution network, which comprises approximately 6,700 kilometer of distribution lines and 3,000 substations, serves approximately 223,000 customers and employs approximately 250 people. We had appealed this order to the Administrative Tribunal of Trentino Alto Adige. In accordance with the settlement agreement, we sold this network to SET for total consideration of €169 million on July 1, 2005.
      We are currently in negotiations with the Province of Bolzano for the sale of our local distribution network in that province.

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
      The following table sets forth the amount of electricity we distributed to the free market and the amount of electricity we distributed and sold on the regulated market in 2004 and 2005, excluding sales to resellers, broken down by type of distribution line, as well as the revenues generated by these activities. Revenues for electricity distributed to the free market represent transport charges, while revenues from sales to the regulated market represent both transport charges and the cost of electricity sold. The breakdown by type of distribution line reflects the breakdown made by the Energy Authority in establishing tariff categories. Please see “— Regulatory Matters — Electricity Regulation — The Tariff Structure” for additional information on electricity tariffs.

	2004				2005

		Distributed				Distributed
		and Sold				and Sold
	Distributed	on the			Distributed	on the
	to the Free	Regulated			to the Free	Regulated
	Market	Market	Total	Revenues	Market	Market	Total	Revenues

		(In GWh)		(Millions		(In GWh)		(Millions
				of euro)				of euro)
High voltage(1)	45,083	4,827	49,910	€529	46,212	5,319	51,131	€611
Medium voltage	63,372	23,966	87,338	2,782	67,060	20,247	87,307	2,641
Low voltage	5,236	108,168	113,404	11,791	8,098	104,111	112,209	12,260

Total	113,691	136,961	250,652	€15,102	121,370	129,677	251,047	€15,512

(1)	High-voltage sales on the regulated market are sales to the Ferrovie dello Stato, the Italian railway system. All high-voltage customers are Eligible Customers.
      In 2005, the volume of electricity we distributed to customers connected to high voltage lines, generally large industrial customers, increased by 2.4%, reflecting increasing industrial activity in Italy during the year.
      For medium-voltage lines, which generally serve medium-sized businesses, electricity distributed and sold on the regulated market decreased by 15.5%, primarily reflecting the significant increase in the number of customers eligible to participate on the free market in 2005, many of whom migrated to that market. As a result of this migration, distribution of electricity to the free market over medium-voltage lines increased by 5.8%.
      The amount of electricity we distributed to the free market over low-voltage distribution lines, which generally serve small business and residential customers, increased by more than 50% in 2005. Reflecting the extension of Eligible Customer status to all non-residential customers as of July 1, 2004. Electricity distributed and sold to low-voltage customers on the regulated market decreased by 3.7%, reflecting mainly the fact that in 2004 we had billed customers for the energy we had dispatched to them, but for which we had not billed them, during 2003 and 2004 following the introduction of a method that allowed us to determine how much electricity had been dispatched but not billed.

      On April 1, 2004, a new pool market for the trading of electricity, the Italian power exchange, became operational as part of the continuing liberalization of the Italian electricity market. Under the new system, generation companies may sell their electricity on the Italian power exchange or through bilateral contracts with other market participants. In addition, as part of the new system, the Single Buyer, a company wholly owned by the GRTN, is now responsible for ensuring the supply of electricity to customers who purchase their electricity on the regulated market. As a result, our generation companies are now required to sell electricity destined for regulated customers to the Single Buyer, and our distribution companies are now required to purchase electricity to be distributed and sold on the regulated market from the Single Buyer. Please see “— Regulatory Matters — Electricity Regulation — The Italian Power Exchange” and “— Regulatory Matters — Electricity Regulation — The Single Buyer” for additional information.

Telemanagement System
      Since 1999, we have been rolling out our “Telemanagement” digital metering system in Italy, in order to create an integrated system able remotely to manage and read electricity meters. This system is intended to help us (i) reduce costs associated with physical measurement of consumption and on-site maintenance of meters by our personnel, as these tasks would be accomplished remotely; (ii) measure more accurately the electricity consumption of our customers; (iii) improve our response times in providing technical assistance to our customers; and (iv) offer our customers diversified tariff plans that promote the use of electricity in off-peak periods.
      As of December 31, 2005, we had approximately 27 million digital meters installed, of which approximately 25 million were already remotely connected to our system. Please see “— Capital Investment Program — Sales, Infrastructure and Networks” for additional information on the roll-out of this system and the related capital expenditures we have incurred. As of March 31, 2006, we had installed 27.6 million digital meters, of which approximately 25.5 million were connected to the remote network. To complete the roll-out, we still must install an additional 3.5 million meters and remotely connect 4.5 million meters to the system.
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

Customer Service
      Providing high-quality customer service is an important part of our commercial strategy. In recent years, Enel Distribuzione has reorganized its sales network to change the manner in which customer relations are managed. We have expanded our customer services to provide customers with access to us through a number of different channels, and we have introduced specialized departments to manage relations with corporate and individual customers. Among other things, we have a customer call center, targeted primarily at individual consumers, and provide a self-service area through our Internet portal. The call center is supported by both a national documentation center located in southern Italy, which receives, processes and electronically files all contractual documentation, and by a national printing center, which prints and distributes all correspondence with customers. As of December 31, 2005, our customer service network also included approximately 130 retail locations managed directly by Enel Distribuzione, 190 key account managers dedicated to mid-size business customers and 1,000 “QuiEnel” retail locations, which include QuiEnel points in Enel.si and Wind stores and in approximately 200 post offices.

Continuity and Quality of Network Service
      The Energy Authority has issued guidelines setting targets for electricity service continuity (based on minutes of service interruptions per year) and quality (such as waiting time for appointments). The Energy Authority has also instituted a system that grants bonuses to companies that exceed targets for continuity of service or lack of service interruptions, and imposes penalties on companies that fail to meet them. Please see “— Regulatory Matters — Electricity Regulation — Continuity and Quality of Service Regulation.”
      Distributors that outperform the targets are paid their bonuses through a component of the tariff structure. We have on average consistently exceeded our continuity of service targets, and received resulting bonus payments, for each year since 2000. In 2005, we received a €63 million bonus for having outperformed the continuity of service targets in 2004. We estimate that in 2005, our average duration of service interruptions per customer decreased to 64 minutes, or by approximately 11%, from 72 minutes in 2003, largely as a result of improvements in the accuracy of the method we use to calculate this measure. We expect to receive, in the second half of 2006, at least €85 million in bonus payments with respect to continuity of service for 2005.
      In May 2005, the Energy Authority issued proposals for public comment for the institution of a system of automatic compensation payable by electricity distributors to affected customers in the event of a blackout or other widespread and prolonged service interruption. Please see “— Regulatory Matters — Electricity Regulation — Continuity and Quality of Service Regulation.”

Sales of Electricity to the Free Market
      Since July 1, 2004, all Italian non-residential customers (approximately 7 million consumers) have qualified as Eligible Customers, and may choose to purchase electricity on the free market.
      According to our internal estimates, total Italian electricity consumption on the free market increased by approximately 6% in 2005 to 136 TWh, representing approximately 47% of total Italian electricity consumption for the year. We believe our share of the free market in 2005 was approximately 14% (as compared to 16% in 2004). In 2005, approximately 79% of the electricity distributed in Italy was distributed to Eligible Customers. We currently expect that in 2006, total Italian electricity consumption on the free market will be approximately 151 TWh, or approximately 51% of total Italian electricity consumption for the year.
      In 2005, Enel Energia continued to focus its operation on sales to Eligible Customers with annual consumption up to 100 GWh. Enel Energia sold 8.4 TWh of electricity to Eligible Customers during 2005, generating revenues of €812 million. The amount of electricity sold by Enel Energia on the free market in 2005 was approximately 13% higher than the 7.5 TWh sold in 2004, which generated revenues of €648 million. Consumers with annual consumption above 100 GWh are served by Enel Trade in our Generation and Energy Management Division. In 2005, Enel Trade sold approximately 10.1 TWh of electricity to Eligible Customers, as well as 3.8 TWh to resellers in Italy. In 2004, Enel Trade sold approximately 13.4 TWh of electricity to Eligible Customers, and 5.5 TWh of electricity to resellers, who since April 1, 2004, have generally purchased their electricity directly from the Single Buyer.
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

International Distribution and Sales Operations
      In 2005, the international activities of our Sales, Infrastructure and Networks Division included our electricity distribution and sales activities outside of Italy. Following the re-organization of our internal structure effective as of January 1, 2006, these international operations are no longer included in our Sales, Infrastructure and Networks Division (now the Market Division and Infrastructure and Networks Division), but are carried out by our new International Division.
      We carry out our international distribution and sales activities in Spain through our wholly owned subsidiaries Electra de Viesgo Distribuciòn SL and Enel Viesgo Energia SL, and in Romania through Enel Electrica Banat S.A and Enel Electrica Dobrogea S.A. On April 28, 2005, Enel Distribuzione acquired a 51% interest in each of Electrica Banat S.A (now Enel Electrica Banat S.A.) and Electrica Dobrogea S.A. (now Enel Electrica Dobrogea S.A.), purchasing approximately 25% of each of these companies’ share capital from Electrica S.A., a Romanian state-owned company, and simultaneously subscribing to a capital increase of approximately 26% in each of these companies for an aggregate consideration of €131 million (including price adjustments).
      In accordance with EU law, electricity sales in Spain are also divided between a free and a regulated market. Please see “— Regulatory Matters — Electricity Regulation” for a discussion of relevant EU law. In 2005, our sales of electricity in Spain amounted to 4,861 GWh (compared to 3,709 GWh in 2004), of which 3,576 GWh were sold by Electra de Viesgo Distribuciòn SL to the regulated market and 1,285 GWh by Enel Viesgo Energia SL to the free market (compared to 749 GWh in 2004). In addition, Electra de Viesgo Distribuciòn SL owns 29,662 kilometers of distribution network and it distributed 5,196 GWh of electricity in 2005 (compared with 4,952 GWh in 2004) to 625,000 customers in the Spanish regulated market (611,000 customers in 2004).
      Enel Electrica Banat S.A., which operates in western Romania, and Enel Electrica Dobrogea S.A., which operates in eastern Romania, own an aggregate of 80,100 kilometers of distribution network and in 2005 distributed 4,455 GWh of electricity in the Romanian regulated market to 1,441,000 customers. In 2005, these companies sold 3,232 GWh of electricity, mostly in the regulated market. We expect these two companies to undertake major investment programs to improve their distribution networks in order to increase efficiency and the quality of service.
      In June 2006, we won the auction for a 67.5% stake in the Romanian power distribution company Electrica Muntenia Sud (“EMS”), an electricity distribution company with 1.1 million customers and a 45,350 kilometer distribution grid in the region of Bucharest, Romania, for total consideration of €820 million. Upon the successful completion of this transaction, we expect to serve approximately 2.5 million customers in Romania.
      In addition, in June 2006 we acquired from the ESN Group a 49.5% interest in Res Holding, a Dutch company holding 100% of the Russian power sale company RusEnergoSbyt for total consideration of $105 million (corresponding to approximately €88 million). The company had approximately 11TWh of annual sales in 2005.
      The following table shows our international electricity sales on the regulated and free markets in Spain and Romania, as well as the electricity dispatched on our foreign distribution networks in Spain and Romania, in each of the years indicated. Information about Romania is provided only from the date of our entry in this market on April 28, 2005.

	2003	2004	2005

Electricity sales (TWh)(1)	3.943	4.458	8.093
Electricity sales on the regulated market (TWh)(1)	3.734	3.709	6.766
Electricity sales on the free market (TWh)(1)	0.209	0.749	1.327
Electricity transported on our distribution networks (TWh)(2)	4.741	4.952	9.651

(1)	Excluding sales to resellers

(2)	Excluding electricity distributed to resellers

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
      In 2005, Enel Sole built lighting systems for third parties with an aggregate value of approximately €36 million. In addition, Enel Sole signed new contracts for approximately 89,000 public lighting points throughout Italy in 2005. As of December 31, 2005, Enel Sole managed approximately 1.8 million public lighting sites in more than 4,000 client municipalities.

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
      At the end of 2005, Enel.si had a total of 404 franchise stores focusing on the retail market (residential and small office/home office customers), offering services and products aimed at providing safety (such as safer electrical installations and security systems), energy efficiency (such as air conditioning, heating, and home automation systems) and environmentally friendly energy systems (such as solar, thermal and small photovoltaic plants).
      Enel.si also provides business customers full assistance with their energy facilities, including construction and maintenance services for small co-generation power plants and medium-large photovoltaic plants.

Gas Distribution and Sales
      We distribute and sell natural gas to end users in Italy through:

•	Enel Rete Gas and other minor companies, which own local distribution networks in specific parts of Italy and hold the related concessions for their use; and

•	Enel Gas and Easygas (which we acquired in October 2005), which sell natural gas to end users.
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
      While full market liberalization is still developing, we believe that the most effective way for us to build our natural gas business is through acquisitions of other distributors or client bases. We believe that expanding our natural gas distribution activities offers us opportunities for potential synergies, including, for example, the ability to schedule and perform gas and electric network maintenance and upgrades in the same area at the same time and the ability to use call centers for both gas and electricity customers, as well as certain competitive advantages, including potential cost savings from economies of scale. Since March 2005, we have offered Eligible Customers in several Italian cities, including Rome and Milan, “dual fuel” contracts, providing electricity and gas service through one sales network, with one customer service department and one bill.
      We have acquired several gas distribution companies with operations in various Italian regions over the past several years. These acquisitions include those of the Colombo Gas Group in 2000, So.ge.gas and Agas in 2001 and Camuzzi Gazometri (subsequently renamed Enel Rete Gas) in 2002. Through these acquisitions, as of 2003, we had become the second-largest operator in the Italian gas distribution market, second only to Eni’s subsidiary, Italgas, the incumbent provider, according to a study of the Italian gas industry by Anigas (the Italian association of gas distribution companies) published in 2005. In acquiring Camuzzi Gazometri, we acquired both significant gas distribution assets and Camuzzi Gazometri’s waste management operations. In February 2004, we sold Camuzzi’s waste management operations, the Aimeri Group, to Green Holding for approximately €14 million.

      In January 2004, we acquired Sicilmetano and Sicilmetano Energy, which distributed and sold natural gas to 37,000 customers in Sicily, for €40 million. On September 15, 2004, we acquired from Metanambiente 100% of two gas companies — a distribution company, Ottogas Rete, and a sales company Ottogas Vendita — for an aggregate purchase price of €31.5 million. These companies together have approximately 36,000 customers in the provinces of Naples and Salerno. In December 2004, we acquired 100% of Italgestioni, a distribution company, and Italgestioni Gas, a sales company, which together serve approximately 34,000 customers in 83 municipalities in the provinces of Calabria and Naples, for €32 million.
      On December 31, 2004, Enel Distribuzione Gas, GE.AD. and Sicilmetano were merged into Enel Rete Gas and Sicilmetano Energy was merged into Enel Gas. On June 30, 2005, Ottogas Rete, Italgestioni and other minor companies were merged into Enel Rete Gas, and Ottogas Vendita and Italgestioni Gas were merged into Enel Gas.
      In October 2005, we acquired two companies from Italtecna, Metanodotti Padani, a distribution company, and Easygas, a sales company, for an aggregate purchase price of about €23 million. These companies together have approximately 19,000 customers in the northern Italian provinces of Rovigo, Padova, Trento, Mantova, Ferrara and Modena. In January 2006, we acquired from Thüga (an Italian subsidiary of the E.On Group) the distribution company Simeo, which serves approximately 24,000 customers in Sicily, for approximately €37 million. We intend to merge Metanodotti Padani and Simeo into Enel Rete Gas, and Easygas into Enel Gas, by December 31, 2006.
      As of December 31, 2005, we offered natural gas distribution services in 1,205 municipalities (as compared to 1,188 in 2004) and operated on approximately 29,869 kilometer of network. In 2005, we distributed 333 million cubic meters of natural gas on behalf of gas companies that are not part of the Enel Group (as compared to 139 million in 2004) and 3.6 billion cubic meters to end users on behalf of gas companies of the Enel Group (as compared to 3.7 billion in 2004). As of December 31, 2005, we distributed natural gas to 1,983,741 end users (as compared to 1,966,264 in 2004), or approximately 8% of natural gas customers in Italy, based on figures provided by Anigas, the Italian association of gas distribution companies.
      In 2005, we sold approximately 5.1 billion cubic meters of natural gas to more than 2.1 million end users (as compared to the approximately 5.2 billion cubic meters of natural gas sold to nearly 2.0 million end users in 2004), representing 10.5% of natural gas customers in Italy. The following table shows the total amount of natural gas we sold to end users in 2004 and 2005 in millions of cubic meters, and the number of customers to whom these sales were made, broken down by type of customer.

	2004	2005

Retail (millions of m3)	2,783	3,021
Business	2,403	2,068

Natural gas sold	5,186	5,089
Retail	1,963,577	2,140,865
Business	2,038	2,129

Number of customers	1,965,615	2,142,994
      These figures do not include the 1.6 billion cubic meters and 1.7 billion cubic meters of natural gas sold to third parties in 2005 and 2004, respectively, by Enel Trade, which is part of our Generation and Energy Management Division.

Competition in the Electricity and Gas Markets
      We face competition in the markets for electricity generation, and sales of electricity and natural gas. Instead, there is no competition in the market for electricity or gas distribution, which are natural local monopolies.
      Electricity generation. In 2005, we accounted for approximately 39% of Italian electricity production. We purchased approximately 35% of the electricity imported into Italy, and also purchased electricity produced by independent power producers and electricity produced from renewable resources under the CIP 6 regime, which the GRTN buys from producers and resells at auction on the free market.
      As a result of limitations on the production and import of electricity imposed by the Bersani Decree, we were required to sell plants with a total installed net capacity of at least 15.0 GW by January 1, 2003. In order to comply with the requirement, we created and sold the Gencos, after transferring an aggregate of approximately 16.0 GW of gross installed capacity to them. At December 31, 2005, we estimate that we had approximately 49% of total Italian net installed capacity, as compared to approximately 75% at the start of 2001.
      The disposal of the Gencos has exposed us to increasing competition from other generating companies. Our competitors also include domestic independent power producers, municipal utility companies and foreign operators that have acquired Italian generation assets or export electricity to the Italian market. In addition to the introduction on April 1, 2004, of trading on the Italian power exchange, we expect that competition will increase further due to:

•	An increase in bilateral contracts between our competitors and final customers;

•	Regulations limiting each operator’s access to international electricity sources to a maximum percentage of available interconnection capacity; and

•	The development of new interconnection lines that will increase the volume of electricity that may be imported in Italy. Through 2005, other producers were authorized to build approximately 20 GW of new generating capacity in Italy, of which approximately 6 GW is already operational, and another 8 GW is expected to be operational by 2010. For imports, we expect an additional 2.1 GW of capacity to become available between 2006 and 2010, of which 1.3 GW of import capacity has already become available.
      In addition, on May 7, 2005, the Energy Authority issued for public comment proposals for possible measures to promote competition in the wholesale electricity market and limit the impact of market power held by dominant producers. Please see “— Regulatory Matters — Electricity Regulation — The Italian Power Exchange” for additional information on these proposals.
      Our main competitors in Italy are Edison, the three former Gencos — Edipower, Endesa Italia and Tirreno Power — and Eni. According to their respective annual reports, in 2005 Edipower had a reported installed capacity of 8.3 GW, Edison had a reported capacity of 6.9 GW, Endesa Italia had a reported capacity of 6.6 GW, Eni had a reported capacity of 4.7 GW and Tirreno Power had a reported capacity of 3.3 GW.
      The following table sets forth the main energy producers in Italy and the amount of energy they produced in 2005 in GWh. It also shows this production as a percentage of the total amount of energy produced in Italy during the year, as well as the percentage of the electricity demand in Italy during the year that was met by such production. Italian electricity demand has historically exceeded the amount of electricity produced in the country each year, with the difference being made up through electricity imports.

		Percentage of Total	Percentage of
Producer	2005 Production	Italian Output	Demand

	(GWh)
Enel	112,087	39%	31%
Former Gencos	52,162	18%	16%
Edison*	33,369	11%	10%
Eni	25,000	9%	8%
Main municipal electricity companies*	10,596	4%	3%
Other independent power producers	56,441	19%	17%

Total production in Italy	289,655	100%	—
Pumped storage consumption	(9,369)	—	—
Net imports	49,155	—	15%

Total demand in Italy	329,441	—	100%

Source:	Enel elaboration based on provisional data for Italy from Terna, and publicly available information of other producers.

*	Excluding stakes in former Gencos.
      The following table shows the main energy producers in Italy and our estimates of the net installed capacity of each producer in GW, as well as the total net installed capacity in Italy, for each of the years indicated.

Net Installed Capacity (GW) by Producer	2004	2005

Enel	42.0	42.2
Former Gencos	17.5	18.2
Eni	3.6	4.7
Edison*	5.7	6.9
Main municipal electricity companies*	2.8	4.0
Other independent power producers	9.8	10.7

Total net installed capacity in Italy	81.5	86.8

Source: Enel estimates.

*	Excluding stakes in former Gencos.
      The main municipal electricity companies are AEM S.p.A. of Milan, ACEA S.p.A. of Rome, AEM Torino S.p.A. and ASM Brescia S.p.A. They are each publicly traded, but remain majority-owned by the relevant municipality. In addition to their electricity businesses, these companies offer gas and/or water services.
      Electricity sales on the free market. For sales on the free market, we compete with independent and other power producers, importers, wholesalers and brokers. We expect competition in the free market to increase further following the Energy Authority’s decision to permit all non-residential customers to qualify as Eligible Customers as of July 1, 2004 and to allow residential customers access the market from July 1, 2007.
      Gas sales. In our natural gas business, we compete mainly with Eni, the incumbent operator that historically held a monopoly for natural gas distribution and sales activities in Italy and continues to hold a significant majority of the overall market for such activities. In 2005, our share of the market for natural gas sales to end users, based on number of customers served, was 10.5%.
      The Italian gas market is currently going through a process of liberalization. Please see “— Regulatory Matters — Gas Regulation” for a discussion of the regulation of the gas market.

Seasonality of Electricity and Gas Consumption
      Electricity and gas consumption in Italy is somewhat seasonal. Since use of artificial light is highest in winter, electricity and gas consumption peaks during winter months. Nevertheless, increased use of air conditioning has rendered less significant the difference in electricity demand during winter versus summer months, and increased use of natural gas for industrial production has rendered less significant the difference in gas demand during winter versus summer months. Electricity and gas consumption is particularly low in August, the traditional vacation period in Italy.

Discontinued Operations
      In 2005 we discontinued the operations of our former Telecommunications Division and Transmission Division, following the deconsolidation of Wind and Terna, respectively, as a result of our disposal of a controlling interest in these companies.

Telecommunications
      Our Telecommunications Division consisted of Wind and its subsidiaries. Wind is a telecommunications company providing mobile and fixed-line telephony, Internet and data transmission services in Italy.
      In line with our strategy of focusing on our core energy operations, in May 2005 we entered into an agreement for the sale of Wind to Weather Investments in a series of transactions. Weather Investments is a private consortium headed by Naguib Sawiris, who controls Orascom, an Egypt-based mobile phone operator that provides telecommunications services in the Middle East, Africa and Asia and is listed on the London Stock Exchange and the Cairo and Alexandria Stock Exchange. On August 11, 2005, we completed the first part of the transaction, which consisted of our sale of a 62.75% stake in Wind to one of Weather Investments’ subsidiaries for €2,986 million plus the acquisition by us of a 5.2% stake in Weather Investments through our subscription to a €305 million capital increase. On February 8, 2006, we completed the transaction by selling to one of Weather Investments’ subsidiaries an additional 6.28% stake in Wind for €328 million, and thereafter, transferring to Weather Investments the remaining 30.97% stake in Wind in exchange for shares representing 20.9% of Weather Investments’ share capital. As a result of these transactions, we no longer have any direct interest in Wind and we received an aggregate cash consideration of €3,009 million and a 26.1% interest in Weather Investments. We view this holding in Weather Investments solely as a financial investment. In addition, we entered into a shareholders’ agreement with Weather Investments II S.a.r.l., Weather Investments’ controlling shareholder, which provides for an initial public offering of Weather Investments when market conditions are favorable, and for both our and Weather Investments II S.a.r.l.’s undertakings, subject to certain exceptions, not to sell any share of Weather Investments before the initial public offering. Moreover, the shareholders’ agreement grants de facto consent rights to identified directors (including directors designated by us) over certain transactions taken by Weather Investments or its subsidiaries (for example, transactions effected to incur additional indebtedness or to sell certain material assets).

Transmission
      We use the term “transmission” to refer to the transport of electricity on high and very high voltage interconnected networks from the plants where it is generated (or, in the case of imported energy, from the points of acquisition) to distribution systems.
      Our Transmission Division consisted of Terna and its subsidiaries. Terna owns a large majority of the Italian national transmission grid. In light of Italian laws and regulations that require the reunification of the ownership and management of the Italian transmission grid and impose certain restrictions on its ownership and management, we have disposed of most of our interest in Terna retaining only 5.12% of its share capital. In particular, in June 2004, we sold 50% of Terna’s share capital in an initial public offering in Italy and a private placement with certain institutional investors that was not registered under the Securities Act (the “Terna IPO”). In April 2005 we sold an additional 13.86% of Terna’s share capital in the context of a private placement and in September 2005 an additional 29.99% to Cassa Depositi e Prestiti. Finally, in January 2006, we distributed 1.02% of Terna’s share capital as “bonus” shares that we had promised to certain Italian retail investors as part of the Terna IPO. Please see “Item 5. Operating and Financial Review and Prospects — Analysis of Operating Results — Operationg Expenses — Income/ Loss from Discontinued Operations —” and note 5 to consolidated financial statements for information on the results of our telecommunications and transmission discontinued operations.

Services and Other Activities
      In line with our strategy of focusing on our core energy operations, we divested certain of our non-core operations, including real estate and water activities, and are refocusing our remaining non-core operations on providing services to the companies of our Group rather than third parties.
      We set forth below a description of the other services and other activities of the Group in 2005.

Services
      In accordance with our new core-business-oriented strategy, in 2004 we undertook a specific project aimed at centralizing responsibility for all of our services and staff activities, as well as improving quality and efficiency, including through the creation of shared services. As part of this process, in January 2005 we merged our wholly owned services companies, Enel Facility Management (real estate and other services) and Enel.it (information technology) into Enel Servizi (formerly Enel Ape), and transferred to Enel Servizi the Information & Communication Technology (“ICT”) units of Enel Produzione and of Enel Distribuzione.
      In the first half of 2005, Enel Servizi became responsible for the internal service and administration functions (and related personnel) of the main Group companies. Moreover, Enel Servizi provides information technology services for Group companies and, in 2005, focused on certain strategic projects, including:

•	supporting Enel Distribuzione in completing the roll-out of the Telemanagement system for remote metering; and

•	developing a disaster recovery system to enhance the stability and performance of critical information technology applications.
      Enel Servizi is also responsible for managing personnel payrolls, pension funds and social security funds and providing related administration services for Group companies. Finally, Enel Servizi offers third parties services similar to that provided to Group companies. In 2005, Enel Servizi recorded revenues of approximately €820 million, of which approximately €69 million related to services provided to third parties.

Engineering and Construction
      In 2004 and 2005, we conducted our engineering, procurement and construction, or EPC, operations through Enelpower.
      Enelpower served as the primary EPC contractor for our Generation and Energy Management Division. Effective January 1, 2006, EPC activities related to our Generation and Energy Management Division were transferred to Enel Produzione. Other than completing third-party projects to which it had already committed, Enelpower does not provide services to third-parties, either domestically or internationally in line with our strategy of focusing on our core energy operations.
      In 2005, Enelpower recorded revenues (including advances on contract work in progress) of €804 million, approximately 37% of which was for third-party projects compared to revenues of €973 million in 2004, approximately 64% of which was for third-party projects.

Real Estate and Other Services
      On July 14, 2004, we sold the entire share capital of NewReal, a company to which we had transferred real estate assets, to a consortium formed by an investment fund belonging to the Deutsche Bank group and CDC-IXIS for a total consideration of €1,400 million. Before the closing of this transaction, NewReal transferred real estate assets with a net book value of approximately €384 million to another of our real estate subsidiaries, Dalmazia Trieste.
      At December 31, 2005, Dalmazia Trieste owned most of our real estate assets, with a net book value of approximately €695 million. Our goal is to exploit the opportunities available with respect to properties used by the Group and to divest all of the Group’s residential properties by 2010.

Factoring
      Our subsidiary Enel.factor is responsible for managing receivables owned by third parties against companies of the Group. In January 2005, we acquired 20% of Enel.factor’s share capital from Meliorbanca, an Italian bank, for approximately €7 million, becoming its sole shareholder.

Professional Training Services
      Our subsidiary Sfera is responsible for providing professional training services to our employees. In 2001, Sfera launched an integrated remote training system for our employees (Enel Distance Learning System), reaching 39,056 registered users at the end of 2005. In 2005, Sfera provided a total of 74,252 “full-time equivalent” classroom days of instruction.

Water
      In 2004, we continued with the divestiture of our water activities, agreeing to sell our wholly owned subsidiary Enel.Hydro S.p.A., which included our water initiatives in Calabria and the province of Latina, and 20% of Idrosicilia S.p.A., which operates large scale water transportation activities in Sicily, to Compagnie Générale des Eaux SCA (a subsidiary of Veolia Environnement) for approximately €37 million. These transactions closed on May 10, 2005. Enel and Compagnie Générale des Eaux SCA also entered into a put and call option agreement for the sale to the latter of our remaining 40% stake in Idrosicilia S.p.A. We continue to own Enel.NewHydro, a company we formed in June 2004, which holds a 51% interest in Wisco, a joint venture company we set up with Trenitalia S.p.A. which is active in industrial waste water purification.

Capital Investment Program
      We have summarized in the table below our aggregate capital expenditures on tangible and intangible assets by division during each of 2004 and 2005. During these years, we have not incurred significant capital expenditures with respect to activities of our Corporate sector.

	2004	2005

	(In millions of
	euro)
Generation and Energy Management	€857	€1,027
Sales, Infrastructure and Networks	1,711	1,692
Transmission	277	141
Telecommunications	867	287
Corporate and Others(1)	122	110

Total	€3,834	€3,257

(1)	In 2004 we did not incur capital expenditures with respect to activities of our Corporate sector.
      In 2005, we incurred total capital expenditures on tangible and intangible assets in our core electricity generation, sales and distribution businesses of €2,719 million (of which €2,577 million was spent on tangible assets). In 2005, during the period prior to the deconsolidation of Wind and Terna, we incurred total expenditures in our former telecommunications and transmission businesses of €287 million and €141 million, respectively.
      We have summarized in the table below our aggregate capital expenditures on tangible assets by division during each of 2004 and 2005.

	2004	2005

	(In millions of
	euro)
Generation and Energy Management	€842	€1,003
Sales, Infrastructure and Networks	1,632	1,574
Transmission	277	139
Telecommunications	680	251
Corporate and Others(1)	87	70

Total	€3,518	€3,037

(1)	In 2004 we have not incurred capital expenditures with respect to activities of our Corporate sector.

      For the period 2006-2010, we expect to incur capital expenditures on tangible and intangible assets for the Enel Group of approximately €18.6 billion. Of this total, we expect to incur capital expenditures of approximately €3,643 million in 2006 and approximately €4,168 million in 2007. We expect to cover our capital expenditures in the 2006-2010 period with our cash flow from operations.
      The following discussion analyzes in greater detail the capital expenditures in 2005 of each of our divisions, focusing on tangible assets, which are the most significant part of our capital investments in our core electricity and gas operations.

Generation and Energy Management
      In 2005, the Generation and Energy Management Division’s capital expenditures on tangible assets were €1,003 million, an increase of €161 million, or 19.1%, from €842 million in 2004. Of the expenditures in 2005, €990 million were on the maintenance, upgrading and repowering of generation plants, including €768 million in Italy and €222 million abroad. These expenditures included:

•	In Italy, the ongoing process of conversion of our approximately 1,900 MW oil-fired plant at Torrevaldaliga North to clean coal technology, on which we spent approximately €159 million during the year, and of construction of fluidized bed combustion facilities at a section of our power plant at Sulcis with approximately 300 MW of net installed capacity, on which we spent approximately €54 million. We also continued implementing our strategic plan to increase investment in renewable generation facilities (wind, hydroelectric, geothermal), spending approximately €280 million in 2005. Of this amount, we spent €133 million on capital improvements that we expect will allow us to comply with regulations requiring us to provide a specified amount of “green certificates” each year; and

•	In our international operations, the development of Uniòn Fenosa’s generation facilities (approximately €111 million), the improvement of Enel Viesgo Generatiòn’s plants (approximately €51 million, of which we invested €32 million in new projects), the Maritza East III’s ongoing plant refurbishment project (approximately €45 million), Enel Latin America’s new projects (approximately €12 million), as well as regular maintenance and other minor expenditures to improve the capacity, efficiency and productivity of plants in North America (approximately €5 million).
      Overall, our Generation and Energy Management Division, which effective as of January 1, 2006 no longer includes our international generation operations (which now form part of our new International Division) expects to invest approximately €6,800 million on tangible and intangible assets in the 2006-2010 period. We expect to make approximately €4,300 million of our expenditures on tangible assets on the ongoing implementation of our program to convert oil-fired thermal generation plants to CCGT or to burn coal. In particular:

•	For CCGT conversions, we have completed the conversion of approximately 4,300 MW and plan to continue the CCGT conversion program, with the most significant projects at our Santa Barbara and Termini Imerese power plants (for approximately 750 MW); and

•	For coal conversions, we plan to continue the conversions of our thermal generation plants at Torrevaldaliga North, finish our trial phase in Sulcis, and begin similar conversions of certain other power generation units, expected to affect in the aggregate approximately 4,100 MW of net installed capacity. The conversion plans for approximately 1,900 MW of this amount are still subject to regulatory approval.
      We also plan to invest approximately €1,300 million in the 2006-2010 period on developing generation from renewable resources.
      See “Capital Expenditures for the International Division in the 2006-2010 period” below for a description of the capital expenditures we have planned with regard to international distribution and sales for the 2006-2010 period.

Sales, Infrastructure and Networks
      Capital expenditures on tangible assets in our Sales, Infrastructure and Networks Division (which we have split into a Market Division and an Infrastructure and Networks Division) decreased 3.6% to €1,574 million in

2005, from €1,632 million in 2004. Capital expenditures on our Italian electricity distribution networks decreased 5.2% to €1,319 million in 2005, from €1,391 million in 2004, reflecting more selective investing in quality improvements in light of the service continuity levels already achieved. Amounts spent on our distribution network in 2005 included approximately €464 million relating to our “Telemanagement” digital meter project. Please see “— The Enel Group — Sales, Infrastructure and Networks — Domestic Distribution and Sales Operations — Telemanagement System.” In 2005, we installed 6.2 million additional meters, bringing the total number of meters installed at December 31, 2005, to approximately 27 million (of an expected total of approximately 30.8 million), of which approximately 25 million were already remotely connected to our system. We expect that the Telemanagement project, for which we expect installation of the new meters to be largely completed by the end of 2006, to entail total investments of approximately €2,200 million.
      We plan to invest approximately €5,857 million in tangible assets (€6,570 million including intangible assets) in our electricity and natural gas sales and distribution businesses in Italy and abroad in the 2006-2010 period. Of this amount, we expect to invest approximately €2,209 million in promoting new customer connections in our electricity business. We also expect to make investments in our electricity network of approximately €1,215 million to improve service quality, so that we may continue to exceed the targets established by the Energy Authority in those areas in which we are exceeding them, and improve our performance in those areas in which we are not. We expect to invest approximately €731 million in improving load factor and plant safety, of which we plan to invest €624 million in the Telemanagement integrated system. We also plan to invest approximately €338 million in developing our natural gas distribution networks, primarily in new pipelines built either in response to customer requests or as part of our business development policies, as well as in improving the quality of our gas service levels and plant safety.
      Our Market Division and Infrastructure and Networks Division plan to continue their capital expenditures in information technology, in particular on a new, more customer-friendly billing system and to implement internal resource planning software to improve the efficiency of both our distribution activities and our accounting system.
      In 2005, Electra de Viesgo Distribuciòn SL made capital expenditures on tangible assets of €56 million, primarily to upgrade its distribution network in compliance with regulatory requirements. During 2005, we made capital expenditures of €12 million on on tangible assets in Romania, primarily to improve our distribution network.
      See “Capital Expenditures for the International Division in the 2006-2010 period” below for our planned capital expenditures, in the 2006-2010 period, on international distribution and sales operations that are now included in our new International Division.

Services and Other Activities
      With respect to our non-core businesses, we incurred total capital expenditures on tangible and intangible assets of approximately €99 million in 2005, as compared to €112 million in 2004, and expect to incur similar total capital expenditures on tangible and non-tangible assets in 2006.

Transmission and Telecommunications
      All capital expenditures on tangible and intangible assets related to Wind and Terna (€287 million and €141 million in 2005, respectively, as compared to €867 million and €277 million in 2004), refer to the period prior to our deconsolidation of these companies following the disposal of our controlling interest in them. Please see “— Business — The Enel Group — Discontinued Operations” for additional information.

Capital Expenditures for the International Division in the 2006-2010 period
      In the 2006-2010 period, we plan to spend approximately €4,808 million on our international operations, of which we plan to spend €4,191 million on our international generation operations and €617 million on our international distribution and sales operations.
      International generation operations. In the 2006 through 2010 period, Enel Viesgo Generaciòn expects to invest approximately €1,334 million, primarily to implement a program to convert certain of its coal plants to

CCGT. In addition, during the same period, we expect to spend €709 million on further development of our generation capacity from renewable resources at EUFR, €228 million at Maritza East III in Bulgaria, primarily to complete its ongoing plant refurbishment program, and an aggregate of €106 in North America and South America for the development of two new hydroelectric plants in Guatemala, which we expect to become operational between 2006-2009, and on geothermal exploration activities in Chile. Finally, SE expects to invest approximately €1,812 million during the 2006-2010 period, €1,162 million of which it plans to spend on the construction of a new nuclear power plant.
      International distribution and sales operations. In the 2006 through 2010 period, Electra de Viesgo Distribuciòn SL is planning to make capital expenditures of approximately €276 million to improve service performance and network safety, and to implement its own digital meter project. In the same period, we expect to invest approximately €326 million, in line with the plan authorized by the Romanian Authority (ANRE) for the years 2005-2007, in order to improve the quality and the efficiency of our distribution network in Romania.
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
      The Bersani Decree, which entered into force on April 1, 1999, began the liberalization of the electricity sector through the separation of generation, transmission and distribution activities and the gradual introduction of free competition in power generation and sales to consumers meeting certain consumption thresholds, while maintaining a regulated monopoly structure for power transmission, distribution and sales to the other customers. In particular, the Bersani Decree, among other things,

•	liberalized, as of April 1, 1999, the generation, import and export of electricity;

•	provided that consumers, or Eligible Customers, meeting certain consumption thresholds, which have been progressively reduced, may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electricity, while other, “Non-Eligible Customers” must continue to purchase electricity from the distributor serving the area in which they are located and pay regulated prices determined by the Energy Authority;

•	provided that after January 1, 2003, no electricity company may produce or import more than 50% of the total of imported and domestically produced electricity in Italy, which limit resulted in our sale of the Gencos;

•	provided for the establishment of the Single Buyer, a central purchaser of electricity from producers on behalf of all Non-Eligible Customers;

•	provided for the creation of the Italian power exchange, a virtual marketplace in which producers, importers, wholesalers, the GRTN, other Eligible Customers and the Single Buyer buy and sell electricity at prices determined through a competitive bidding process;

•	provided for the creation of a Market Operator to manage the Italian power exchange;

•	provided for the separation of management and operation of the national electricity transmission grid, which was to be licensed to an independent transmission system operator, the GRTN, from ownership of the grid assets, which were retained by existing owners, primarily Terna; and

•	established a new licensing regime for electricity distribution and provided incentives for the consolidation of electricity distribution networks within each municipality.

      The Bersani Decree was amended following the enactment of a law in October 2003 that provided, among other things, for the reunification of management and operation of the national transmission grid with its ownership under a single private entity. Pursuant to an implementing decree enacted in May 2004, on November 1, 2005 responsibility to manage the national transmission grid and the related assets was transferred from the GRTN to Terna, although the GRTN retained its other responsibilities. Following this transfer, no electricity operator, including us, is entitled to voting rights in excess of 5% with respect to the appointment of Terna’s directors. In addition, the implementing decree required us to reduce our holding in Terna to no more than 20% by July 1, 2007. Accordingly, we have reduced our holding to 5.12%.
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
      On September 28, 2004, the Marzano Law (so named after the then-Minister of Productive Activities, Antonio Marzano), a law aimed at reorganizing existing energy market regulation and further liberalizing the natural gas and electricity markets, took effect. Among other things, the Marzano Law aims to clarify the respective roles of the Italian central government, regional and local authorities, and the Energy Authority. The Marzano Law also seeks to facilitate investments in the energy sector. To further liberalize the market, and consistent with the new Electricity Directive, the Marzano Law provides that all customers will be eligible to purchase electricity on the free market from July 1, 2007, although the law provides that the Single Buyer will nonetheless continue to supply electricity to consumers who choose not to leave the regulated market.
      The Marzano Law also authorized the Italian government to limit the ability of companies based in other EU member states to invest in the Italian energy sector if their home country did not adequately guarantee a reciprocal ability for Italian companies to invest in its energy market. The Italian government had already approved such a measure in 2001, which limited the ability of EDF to exercise its voting rights with respect to the stake it held in Italenergia Bis S.p.A., the controlling shareholder of Edison. In June 2005, the European Court of Justice ruled that this limitation was contrary to EU law. However, the Italian government lifted the limitation before the European Court of Justice issued its judgment. Accordingly, in July, 2005 EDF and AEM took control of Edison.
      Certain provisions of the Marzano Law concerning the allocation of powers between the Italian national and regional government have been challenged before the Italian Constitutional Court. In 2005, the Constitutional Court rejected an action brought by the Italian Region of Tuscany for interference by the national government with the regional government’s authority. The national government has also challenged a law passed by the Tuscany government for interference with the national government’s authority in the field of competition and regulation. A decision by the Constitutional Court on this matter is expected in the second half of 2006. Please see “Item 3. Key Information — Risk Factors — Risks Relating to our Energy Business — We are dependent on government concessions for our electricity and gas distribution businesses.”
      In June 2005, the European Commission launched an inquiry into the effects of the regulatory measures that have been adopted which show that progress in achieving a truly integrated energy market has been slow. According to the preliminary findings released in February 2006, market concentration, vertical foreclosure, lack of market integration, lack of transparency and price formation are the five main barriers to a fully functioning internal energy market. While the final report will be published at the end of 2006, the Commission has already indicated that it intends to carry out antitrust investigations in light of the inquiry’s conclusions. Moreover, in April 2006, the Commission started proceedings against certain Member States, including Italy, for failure to adequately enact EU legislation.

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
      In accordance with the new 2003 Electricity Directive, the Energy Authority on June 30, 2004, recognized all non-residential customers, or approximately 7 million consumers, as Eligible Customers as of July 1, 2004, permitting them to take part in the free market from that date if they so choose. From July 1, 2007, all customers, including residential customers, will be eligible to purchase electricity on the free market.
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

The Single Buyer
      The Single Buyer, a corporation formed in 1999 and wholly owned by the GRTN, is responsible for ensuring the efficient, adequate and non-discriminatory supply of electricity to Non-Eligible Customers until they are allowed to freely choose their supplier. The Single Buyer became operational on January 1, 2004. Electricity distribution companies, including us, may take stakes of up to 10% in the Single Buyer, although the GRTN must remain the majority shareholder.
      Based on its own periodic estimates of future electricity demand and Ministry of Productive Activities guidelines, the Single Buyer purchases all electricity for the regulated market from us and other domestic and foreign producers. All distribution companies, including ours, are required to purchase electricity to be distributed on the regulated market from the Single Buyer.
      The Single Buyer may purchase electricity on the power exchange, through bilateral contracts (including “contracts for differences,” as described below) with domestic and foreign producers, or from the GRTN, which resells the electricity it is required to purchase under the CIP 6 regime.
      The Single Buyer held an auction in March 2004 for contracts for the physical delivery of a total of 4,800 MW of electricity to be supplied to customers on the regulated market for the period from April 1, 2004 through December 31, 2004. Producers bid for these contracts on the basis of percentage discounts from a base price. Under these contracts, winning bidders were awarded their discounted bid price, plus a fixed component aimed at covering the cost of fuel. In these auctions, we were awarded physical delivery contracts for approximately 3,620 MW of electricity purchased by the Single Buyer (or approximately 75% of the total amount awarded).
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
      For the year 2004, we were awarded contracts for differences with the Single Buyer covering approximately 28 TWh (equal to approximately 70% of the total amount awarded). For the year 2005, the Single Buyer held auctions for contracts for differences in December 2004 and January 2005 with respect to a total of approximately 19,500 MW of electricity; we won approximately 12,500 MW of the final amount awarded. These contracts give us the right to extend their duration at our option, a right which we exercised in May 2005. As a consequence, we will supply to the Single Buyer 6,660 MW until December 31, 2006 and 5,550 MW until December 31, 2007. Under new auctions held by the Single Buyer in October and November 2005, we were awarded “two-ways” contracts for differences for the supply of 3,300 MW in 2006.
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

      In the initial phase of the power exchange, from April 1, 2004, through December 31, 2004, the GRTN, based on its own estimates of aggregate electricity demand, placed bids on the power exchange on behalf of all consumers who had not fully satisfied their demand through bilateral contracts. Since January 1, 2005, Eligible Customers have been able to participate directly in bidding for electricity on the power exchange.
      The power exchange is organized into three different markets in order to ensure a steady supply of electricity — the “day-ahead” market, the “adjustment market” and the “ancillary service” market.
      In the day-ahead market, sellers and buyers submit bids and offers for electricity to be supplied on the day following the transaction under the supervision of the Market Operator. The Market Operator is responsible for matching electricity demand and supply and, consequently, for the definition of power injection (supply) and withdrawal (demand) schedules and for communicating these schedules to the transmission system operator, currently Terna, which is responsible for physical delivery of energy. Variations in the schedules agreed upon in the “day-ahead” market are negotiated through an “adjustment market.” In the “day-ahead” market and in the “adjustment market,” a market-clearing price (the “system marginal price”) at which all transactions must take place is set by the Market Operator on the basis of an aggregation of all bids and offers, starting, respectively, from the highest bid and the lowest offer. In addition, the Market Operator must also take into account physical network limitations which place constraints on the transport power from particular generation facilities to consumers and may result in market congestion.
      If there is no market congestion, the Market Operator is able to set one system marginal price throughout Italy. However, if market congestion occurs, the Market Operator may divide the market into various zones, in which different system marginal prices may be set. In such event, the Market Operator will still determine one national price for purchasers on the power exchange, called the “unified national price,” based on a weighted average of the different system marginal prices set in the various zones. Suppliers, however, will receive the system marginal price that is applicable in their zone. In order to ensure that all producers in a congested zone bear the costs associated with the congestion, Terna will impose on suppliers who have produced electricity under bilateral contracts within a zone a congestion fee equal to the price differential between the applicable system marginal price in that producer’s zone and the unified national price.
      In the ancillary service market, producers submit bids and offers to Terna to increase (or decrease) the volume of energy to be supplied (or withdrawn) in order to permit the real-time balancing of supply and demand required for the physical delivery of electricity. Terna also procures reserve production capacity through the ancillary service market by accepting bids from producers willing to guarantee availability of reserve power. Transactions on the ancillary service market also serve to help manage network congestion that results when physical delivery schedules agreed upon in the day-ahead and adjustment markets are incompatible with network constraints. In the ancillary service market, prices are determined on the basis of individual negotiations between producers and Terna, or on a “pay-as-bid” basis.
      The Energy Authority and the Antitrust Authority constantly monitor the power exchange to ensure that it delivers the expected results: improved competition between electricity producers and enhancement of the efficiency of the Italian electricity system.
      In February 2005, the Energy Authority and Antitrust Authority issued a joint report on the state of the liberalization process of the Italian electricity sector in which, among other things, we were found to be in a position to set wholesale electricity prices throughout Italy, except in Sardinia (where Endesa holds a similar power). On May 5, 2005, the Energy Authority proposed certain possible measures to further promote competition in the wholesale electricity market over the next few years. The proposals include measures to reduce the structural power of operators in the market and disincentives to electricity producers to seek to exercise market power, in particular with respect to prices. Among the structural measures proposed are the required sale by us of additional power plants (on top of the 15,000 MW of productive capacity we have already sold through the disposal of the Gencos), or the required lease by us to third parties of generating capacity, as well as the partial entrusting to the Terna of the management of certain power plants deemed essential to cover demand for electricity, and hence whose production is a significant determinant of the wholesale price of electricity. The proposed disincentives to the exercise of market power include certain price cap mechanisms and the imposition of a requirement that producers enter into two-way contracts for differences or “Virtual Power Plant” contracts

(“VPP”), in either case at predetermined quantities and at regulated prices. VPPs are contracts similar to contracts for differences that give the buyer the right, when the market price is higher than the contract price, to request from the seller an amount equal to the difference between the market and contract prices. Following these proposals, in the last quarter of 2005, the Energy Authority required us to enter into VPP contracts for 2006. Furthermore, the Energy Autority decided that the functioning of plants that provide energy for pumping water into hydroelectric power production facilities should be regulated. These measures were reversed by an Italian administrative court on February 6, 2006.
      In April 2005, the Energy Authority officially concluded that two cases of price spikes on the power exchange, one in June 2004 and one in January 2005, may not have been the result of underlying market conditions, and instead may have been caused by violations of antitrust law by us. As a result, the Antitrust Authority opened an investigation into these alleged violations and the surrounding events, which is due to be completed by November 15, 2006.
      For more information on these matters, please see “Item 3. Key Information — Risk Factors — Risks Relating to our Energy Business — We have been and are subject to regulatory investigations, including for possible abuse of dominant position and market abuse” and “Item 8. Financial Information — Other Financial Information — Legal Proceedings.”

Imports
      The volume of electricity that can be imported into Italy is limited by the capacity of transmission lines that connect the Italian grid with those of other countries and by concerns relating to the security of the system. Currently, a maximum import capacity of approximately 7,690 MW is available to import energy safely. A law passed in 2003 provides incentives to the development of new transmission infrastructures.
      In 2005, we controlled approximately 2,000 MW of the total import capacity pursuant to two long-term supply contracts. Since April 1, 2004, the date on which the power exchange started operations, we sell the electricity imported pursuant to these contracts to the Single Buyer under terms set by Ministerial Decree.
      Until December, 31 2005 the energy we purchased under these long-term supply contracts enjoyed priority access to interconnection capacity for transmission of electricity into Italy from neighboring countries, for up to 2000 MW. However, in 2006, the French regulatory authority decided not to assign to us any transmission or any reserved capacity for our import of the electricity we purchased under a long-term contract with EDF. As a consequence, only part of the electricity bought under this contract was imported into Italy, with the remaining part being sold in France. We have appealed the decision of the French regulatory authority before the competent administrative court. Moreover, in April 2006, the European Commission started proceedings against certain Member States, including Italy, challenging priority access for long-term supply contracts. If the European Commission concludes that such rights are contrary to EU law, our ability to import electricity under these contracts will be impaired and we will be forced to sell the electricity under this contract outside of Italy or pay for congestion rights that will give us access to transmission facilities to import this energy. The impact of this measure or any other measure adopted further to a decision by the European Commission that priority access rights are contrary to EU law would be in any event limited, as the contract with EDF expires in 2007 and the revenues derived from the other contract (which expires in 2012) are not material.
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
      The allocation mechanism for 2004 set out by the Ministry of Productive Activities in accordance with EU law and applied by the Energy Authority and the GRTN considered the total interconnection capacity available at the borders with France and Switzerland (the north-west pool) and Austria and Slovenia (the north-east pool) separately. Interconnection capacity was allocated on a pro-rata basis; in addition, in no case may a single importer hold more than 10% of the interconnection capacity available in any given pool. The Ministry of Productive Activities put a new allocation mechanism into effect for 2005. Under the new mechanism, capacity is allocated pursuant to an implicit auction mechanism, with the price to be paid for access to this capacity determined based on the price in the power exchange’s “day-ahead market” (please see “— The Italian Power Exchange,” above). Because of the link to prices on the power exchange, this mechanism may result in higher price volatility for, and an increase in the cost of, imported electricity. As a result, the Energy Authority has also established a mechanism to provide purchasers of imported electricity with an exemption from congestion charges. In 2005, this exemption was awarded by the GRTN on a pro-rata basis in the event applications exceed the total available quantity. In 2006, the exemption was allocated through an auction.

Incentives to Provide Generation Capacity
      In order to address a current deficit in Italian generation capacity relative to rising electricity demand, the regulatory framework provides incentives to power generators both to build new capacity as well as to maintain their existing plants in good working order and available to cover sudden variations in electricity demand.
      In 2004, the Energy Authority established a provisional system of payments to remunerate producers that make generation capacity available to the electricity system at times of peak demand, known as “capacity payments.” Capacity payments to a given producer comprise both an amount due for capacity available on “critical” days, which was previously set by the GRTN and is now set by Terna, and a further amount payable when pool market prices fall below specified thresholds, as an extra incentive. This provisional mechanism remains in place. The Energy Authority is currently developing the definitive mechanism, which by law must be market-based and also provide incentives for new generation capacity.

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

Transmission
      As noted, we use the term “transmission” to refer to the transport of electricity on high and very high voltage interconnected networks from the plants where it is generated or, in the case of imported energy, from the points of acquisition, to distribution systems. The Italian national electricity transmission grid includes all of Terna’s very high voltage (380/220 kV) and high voltage (150/132 kV) lines.
      In accordance with a law passed in 2003 that required the reunification of ownership and management of the grid, we no longer control Terna following our disposal of a controlling stake in this company. Please see “— Business — The Enel Group — Discontinued Operations” for additional information.

Distribution of Electricity
      As noted, we use the term “distribution” to refer to the transport of electricity from the transmission grid to end users of electricity.
      Distribution companies in Italy are required to be licensed by the state and to provide service to all customers who request it, subject to payment of applicable tariffs and to compliance with technical and safety requirements. In addition, distributors serving more than 300,000 customers must distribute electricity to the regulated market through separate companies whose sale activity is the distribution and sale of electricity on the regulated market.
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
      Substantially all of the qualifying distribution companies in municipalities with co-existing networks made requests to purchase our networks in those cities. For more details on the consolidation process, please see “— Business — The Enel Group — Sales, Infrastructure and Networks — Domestic Distribution and Sales Operations — Consolidation of Electricity Distribution Networks.”
      On average, the distribution networks that we have been required to sell were more profitable than our other distribution networks, mainly because distribution in metropolitan areas has lower costs. In 2004, the Energy Authority put in place an equalization system to compensate distributors for the higher costs associated with serving non-urban areas. However, the compensation system does not apply to Enel Distribuzione. Please see “— The Tariff Structure” below.

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
      The actual impact of tariff levels on our revenues depends on a number of factors, including the volume of electricity we sell in the regulated market, fuel prices and the mix of customers we serve.
      The tariff structure currently in place also includes certain mechanisms to take into account structural factors affecting distributors’ costs.
      The Energy Authority in 2004 established a price equalizing mechanism intended to minimize the effects of a timing discrepancy in the setting of prices distributors pay to the Single Buyer for electricity to be distributed on the regulated market and the prices that distributors may charge to end users on the regulated market. The prices distributors pay to the Single Buyer for electricity to be distributed on the regulated market are set monthly by the Energy Authority based on the average unit costs incurred by the Single Buyer in connection with its purchases of electricity. However, the generation component included in the overall tariff that distributors may charge to end users on the regulated market is fixed by the Energy Authority on a quarterly basis, as explained in more detail below. In order to minimize the effects of this discrepancy, the Energy Authority has established a price equalizing mechanism applicable for the first time in 2004. The equalizing mechanism is funded through a system charge in an amount set by the Energy Authority, applicable starting in 2005.
      In 2004, the Energy Authority also put in place a system to compensate distributors that serve areas where costs are significantly higher than the national average due to uncontrollable factors such as population density and geography. The costs to be taken into account in setting this compensation are to be based on infrastructural elements such as length of cables and installation type (aerial or underground). The compensation system does not apply to Enel Distribuzione, but it applies to our subsidiary Deval, which has requested approximately €2.4 million as compensation. A preliminary decision by the Energy Authority on this matter has granted Deval €1.1 million as compensation. We expect the Energy Authority to issue a final decision on this matter in the second half of 2006.
      The Energy Authority currently defines the following six tariff categories of electricity consumers:

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
      The Energy Authority decided to reduce this potential windfall profit for hydroelectric or geothermal producers by establishing a new surcharge to be paid by these producers to the GRTN with respect to electricity sold by them. This surcharge applied until December 2001. Pursuant to rules on stranded costs enacted in 2002 (which are described in more detail below), the surcharge on hydroelectric and geothermal generation was abolished as of January 1, 2002.
      In February 2004, the Energy Authority modified the price electricity producers were permitted to charge to distributors for the electricity to be supplied to regulated customers in order to reduce the component of electricity tariffs related to generation during March 2004. We and other electricity operators challenged this reduction before the Administrative Tribunal of Lombardy, which annulled the Energy Authority decision. The Council of State, however, overruled this decision on January 16, 2006. Accordingly, we are required to reimburse consumers approximately €200 million, which is the difference between the price paid by regulated customers for the electricity supplied in March 2004 and the amount resulting from implementation of the reduction mandated by the Energy Authority.
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
      Residential customers do not have any options for the distribution component per se, since the tariff they pay includes the generation component and transport charges without distinguishing between the two. However, distributors may now also offer regulated market customers different tariff options, subject to approval by the Energy Authority. Please see “Item 4. Information on the Company — Business — The Enel Group — Sales, Infrastructure and Networks — Domestic Distribution and Sales Operations — Telemanagement System” for information regarding our tariff options.

System Charges and Other Charges
      The tariff structure also addresses the need to cover various costs resulting from public policy-related requirements imposed on the Italian electricity industry by providing for the following charges, payable by all electricity consumers:

•	Charges concerning the electricity system, established by the Ministry of Productive Activities, that consist of:

•	a nuclear surcharge, covering part of the costs incurred by So.g.i.n., the company to which we transferred our discontinued Italian nuclear operations, in connection with the dismantling of nuclear plants and decommissioning of nuclear fuels; this surcharge is designed to cover substantially all of such costs when added to the funds that we transferred to So.g.i.n.;

•	a surcharge that benefits producers from renewable resources;

•	special surcharges covering the cost of supplying electricity at mandated discounts to certain customers (primarily the Italian state-owned railway company and Acciai Speciali Terni S.p.A., both of which transferred electricity assets to us as part of the nationalization of the Italian electricity industry in 1962);

•	research and development surcharges, covering related costs; and

•	certain stranded costs that have not yet been recovered. Please see “— Stranded Costs” below for a discussion of these costs.

•	Other general interest charges established by the Energy Authority to adjust or refine the operation of the tariff mechanism, which include adjustments to cover potential differences between distributors’ costs as recognized under the current tariff structure and actual tariff revenues.

•	Incentives for the enhancement of the quality of service.

•	Charges recovered through upward adjustments to the price caps, as established by the Energy Authority, which cover:

•	costs deriving from unforeseeable events, changes in the regulatory framework or new obligations for universal service;

•	costs deriving from demand-side management initiatives intended to promote a more efficient use of resources by electricity customers, including information campaigns; and

•	additional recognized costs incurred in connection with the offer of value-added services on top of basic options.

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
      In August 2004, the MEF and the Ministry of Productive Activities issued a joint decree that determined the overall amount of stranded costs we are entitled to recover. On December 1, 2004, following the European Commission’s approval of the decree pursuant to the state aid rules of the European Union, we became entitled to recover approximately €513 million on account of stranded costs related to our generation plants for the period 2000-2003. The amount of stranded costs related to the Nigerian LNG contract we are entitled to recover was determined to be approximately €555 million in respect of the 2000-2003 period and approximately €910 million in respect of the 2004-2009 period. Although we did not actually received these funds in 2004, during that year we recorded related revenues of €1,219 million, the amount we became entitled to receive in respect of 2004 and prior years under the August 2004 decree.
      The timing and manner in which these amounts are to be paid to us were set out in a decree issued jointly by the Ministry of Productive Activities and the MEF on June 22, 2005. The decree provides that stranded costs related to the Nigerian LNG contract for the period ending in 2004 and stranded costs related to our generation plants will be reimbursed by December 2009 through quarterly payments. Stranded costs related to the Nigerian LNG contract for the period from 2004 through 2009 will be limited to the value of gas effectively used for electricity generation, calculated on a yearly basis. At the end of 2005, we had received €361 million as compensation for those stranded costs.

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

      The Energy Authority has instituted an incentive system whereby it grants bonuses to companies that exceed its targets for continuity of service and imposes penalties on companies that fail to meet them. We have consistently exceeded our continuity of service targets since 2000. Distributors that outperform the targets are paid their bonuses through a component of the tariff structure. We received bonuses of €63 million for having outperformed the continuity of service targets in 2004. We expect that the Energy Authority will assign bonuses with respect to 2005 in the second half of 2006.
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
      In May 2005, the Energy Authority issued a consultation document, subject to public comment through June 30, 2005, proposing to institute a system of automatic compensation payable by electricity distributors to affected customers in the event of a blackout of other prolonged service interruption. Under these proposals, compensation would be payable by a distributor that fails to restore service within eight hours from the start of the interruption, if the interruption has not been caused by damage to the distributor’s facilities, or within 24 hours from the start of the interruption, if the interruption has been caused by damage to the distributor’s facilities. The Energy Authority’s proposals also provide for incentive mechanisms for distributors to restore service as soon as possible in the event of a widespread and prolonged service interruption. The Energy Authority has not yet taken any action as a result of its consultation.
      We believe that the level of revenues expected under the current tariff structure will allow us and other distributors to cover the costs we need to incur to meet the continuity and quality of service targets set by the Energy Authority. See also “— Business — The Enel Group — Sales, Infrastructure and Networks — Domestic Distribution and Sales Operations — Continuity and Quality of Network Service.”

Promotion of Renewable Resources
      In 1992, the Comitato Interministeriale Prezzi, an Italian governmental committee, issued Regulation 6/92 (“CIP 6”), which established incentives for new generation plants using renewable resources and for the sale of electricity produced from renewable resources. Initially under the CIP 6 regime, we had been required to purchase substantially all of the qualifying domestic production of electricity from renewable resources at fixed prices. In November 2000, the Ministry of Productive Activities issued a decree that transferred all energy produced from renewable resources under the CIP 6 regime to the GRTN as of January 1, 2001. Under current regulations, the GRTN is required to purchase all CIP 6 electricity, which it resells to Eligible Customers and, starting from 2004, also to the Single Buyer. The Single Buyer has a right to a predefined quota of CIP 6 electricity. Until 2003, Eligible Customers obtained CIP 6 electricity pursuant to an auction mechanism; starting from 2004, they are awarded CIP 6 electricity on a pro-rata basis. The GRTN sells “green certificates” representing electricity from renewable resources purchased from CIP 6 producers. In June 2005, the GRTN estimated that total annual CIP 6 electricity production in 2005 would be equal to approximately 50 TWh, in line with the amount produced in 2004.
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
      In addition, the Bersani Decree directed the GRTN to dispatch electricity into the national transmission grid so that energy produced from qualified renewable resources takes priority over other types of electricity.
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

Hydroelectric Power
      Under the Bersani Decree, all of our licenses for the generation of electricity from large bodies of water, which had originally been granted to us for an indeterminate period of time, were instead to expire in April 2029. In addition, the Bersani Decree automatically extended to December 31, 2010 the term of all hydroelectric licenses for the generation of electricity from large bodies of water that were granted to other electricity producers and were scheduled to expire before such date. All hydroelectric licenses expiring after December 31, 2010 were to retain their original expiration date. The decree also provided that in any bidding contest, an existing license holder would enjoy preferential treatment over competitors in the case of equal bids.
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
      In December 2005, Italy amended the relevant regulations, abrogating the renewal preferences and postponing the expiration of all concessions for additional 10 years. However, if the European Commission continues to pursue its formal action before the Court of Justice to enforce its request and the Court of Justice affirms the European Commission’s opinion, our hydroelectric concessions may be terminated prematurely and we may not be able to renew these concessions at all or on favorable terms. This could have a material adverse effect on our business prospects, financial condition and results of operations. The European Commission’s decision on whether to continue its formal action is expected in the second half of 2006. Please see “Item 3. Key Information — Risk Factors — Risks Related to Our Energy Business — A European Commission challenge to Italian regulations on hydroelectric concessions could adversely affect our business, financial condition and results of operations.”
      Five regional governments in Italy and the local authorities of the region of Trentino Alto Adige have brought proceedings against these amended regulations in front of Italy’s Constitutional Court, seeking the reinstitution of the original expiry dates for operations they control. A ruling from the Constitutional Court is not expected before the end of 2006.

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

Gas Regulation
      Italian regulations enacted in May 2000 pursuant to EU Directive 98/30, which mandated the general liberalization of natural gas markets in the member states, seek to introduce competition into the Italian natural gas market through the liberalization of the import, export, transport, dispatching, distribution and sale of gas. In 2007, the Italian government may enact more regulations to foster competition in the Italian natural gas market pursuant to EU Directive 2003/55.

Gas Eligible and Non-Eligible Customers
      Until December 31, 2002, only certain large consumers known as Gas Eligible Customers, were able to freely choose their supplier of natural gas. During the same period, customers, mainly residential, who did not qualify as Gas Eligible Customers, which we refer to as Gas Non-Eligible Customers, were obliged to purchase gas from distributors operating in their local area at a tariff set by the Energy Authority. Since January 1, 2003, all customers have had direct access to the natural gas system and the right to freely choose their natural gas supplier. However, natural gas suppliers and distributors are still subject to regulation with respect to the tariffs they may charge customers who were considered Gas Non-Eligible Customers at that date. Our management believes that to date only a few Gas Non-Eligible Customers have switched their natural gas supplier. Please see “— Distribution Tariffs and Sale Tariffs for Gas Non-Eligible Customers” below.

Transport and Storage
      Companies engaged in the transport and dispatching of gas must allow access to their gas transport networks to third parties, provided that they have enough capacity and that granting such access is economically and technically feasible. The Energy Authority establishes transport fees based on proposals from the individual operators.
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
      The Marzano Law provides incentives for investment in new natural gas pipelines and LNG regasification terminals by exempting the investing entity from the obligation to provide third-party access up to 80% of the storage capacity of new storage facilities for a period of not less than 20 years. We expect these investment incentives eventually to lead to increased competition in the gas distribution storage sector.

Restrictions on Sale and Imports of Gas
      The sale of gas to end users is made under an authorization granted by the Ministry of Productive Activities, which both Enel Gas and Enel Trade have obtained. Enel Trade is also authorized to import gas to be sold to power plants and wholesalers. Each year from January 1, 2003 to December 31, 2010, no single operator has been allowed to hold a market share higher than 50% of domestic sales to final customers. In 2004, based on data provided by the Energy Authority, Enel Gas had a market share in sales of natural gas to final customers of approximately 14%. In addition, no single operator is allowed to introduce imported or national gas into the domestic transmission grid in a quantity exceeding a specified percentage of the total, set at 75% in 2002 and decreasing by two percentage points each year thereafter, to 61% in 2010. The applicable percentage is calculated net of quantities of gas consumed by the relevant operator or by its controlled or affiliated companies.

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
      Prior to enactment of the Marzano Law, gas distribution concessions awarded prior to May 2000 by means other than competitive tender expired by law at the earlier of their original expiration date or December 31, 2005, with the expiration date extendible for up to five years under certain conditions. The Marzano Law, as interpreted by the Ministry of Productive Activities in November 2004, provided instead that the expiration date of these gas distribution concessions are to expire at the earlier of their original expiration date or December 31, 2007, with the expiration date extendible for up to five years under certain conditions. However, certain local authorities have passed measures that would terminate gas distribution concessions in their jurisdictions on December 31, 2005. The Italian administrative courts before which these measures have been challenged disagreed with the Ministry of Productive Activities’s interpretation of the Marzano Law. To remedy the resulting uncertainty, on February 23, 2006, the Italian parliament approved a law confirming that gas distribution concessions expire by law at the earlier of their original expiration date or December 31, 2007, but extended the expiration date to December 31, 2009 under certain conditions. Local authorities may further extend the expiration date by one year. Furthermore, certain gas distribution concessions for southern Italy, partially financed through public funds under a public incentives plan of the use of natural gas in the south of Italy, expire at the later of June 21, 2012 or twelve years from the entry into force of their approval by the Ministry of Economy and Finance. Finally, gas distribution concessions awarded prior to May 2000 by competitive tender expire at the earlier of their original expiration date or December 31, 2012. The majority of our existing gas distribution concessions are currently due to expire on December 31, 2009.

Distribution Tariffs and Sales Tariffs for Gas Non-Eligible Customers
      In December 2000, pursuant to Italian regulations, the Energy Authority identified tariff criteria that we and other gas distributors and suppliers must apply in setting tariffs for the distribution and supply of gas to Gas Non-Eligible Customers. The tariff criteria for both distribution and supply include a fixed and a variable component reflecting the balance between fixed and variable costs incurred by distributors and suppliers, respectively, and operate to impose a cap on the rates gas distributors and suppliers may charge. The portion of the variable component in the sale tariff relating to the cost of natural gas is revised on a quarterly basis.
      For distributors, the tariff criteria generally take into account average capital costs, as determined by the Energy Authority based on a sample of selected operators. However, since June 2002, the Energy Authority has permitted distributors to set their rates based on actually incurred capital costs if such costs can be adequately proven.
      The Energy Authority has issued new distribution tariffs for the period October 2004 through September 2008. However, in February 2005, the Administrative Tribunal of Lombardy annulled these new tariffs. As a consequence, pending action from the Energy Authority to revise the tariff mechanism, the old tariffs remain applicable. In any event, we do not expect any such revisions to have a material impact on our gas business going forward and, should the new tariffs require adjustments, we will be entitled to modify customers’ bills accordingly.
      From 2004, distributors are also bound by regulations concerning quality of service. So far, the Energy Authority has introduced both penalties for distributors that do not comply with applicable quality of service targets and incentives to achieve higher safety standards.
      For suppliers, prices charged to Gas Non-Eligible Customers were supposed to be freely set from January 1, 2003. However, in December 2002, the Energy Authority imposed a transitory regime under which suppliers were obliged to continue to supply former Gas Non-Eligible Customers using the tariff criteria established by the

Energy Authority and in effect at December 31, 2002, if the Gas Non-Eligible Customers so requested. Pursuant to these criteria, the Energy Authority updates the tariffs on a quarterly basis. In March 2006, the Energy Authority established the tariffs applicable from April 1, 2006 to June 30, 2006.
      In December 2004, the Energy Authority revised the tariff criteria for former Gas Non-Eligible Customers in order to reduce the effect of fuel price increases on gas prices. In June 2005, the Administrative Tribunal of Lombardy annulled the Energy Authority’s decision in a series of judgments. However, in March 2006 the Council of State overruled one of these judgments and by June 2007 it should rule on the validity of the others. Should the Energy Authority decide to restore the revised tariff criteria, our tariff revenues would be considerably reduced.

Gas Emergency
      In early 2006, Italy suffered a gas shortage, due to an increase of gas demand and a reduction of gas imports, which significantly diminished available gas stocks. As a result, the Italian government issued a decree aimed at reducing gas consumption by power generators. The Energy Authority is currently responsible for establishing adequate compensation to cover any additional costs incurred by power generators as a result of this decree.
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
      We believe that the costs of complying with these measures, including costs for the related restructuring described above, will not have a material impact on our results of operations. Moreover, because of the 2005 and 2006 disposal of all but 5.12% of our stake in Terna, which owns over 90% of Italy’s power transmission lines, we are no longer materially affected by regulations relating to electricity transmission. Currently, we only own power lines for the distribution of electricity.

CO2 Emissions
      Both the European Union and Italy are signatories to the Kyoto Protocol, which was signed under the United Nations Framework Convention on Climate Change. In accordance with a burden-sharing agreement among EU member states, Italy has set a target to reduce emissions of CO2 and the other GHGs listed in the Kyoto Protocol over the 2008-2012 period by 6.5% from their 1990 levels. As of 2004, we produced approximately 11% of total GHG emissions in Italy.
      In implementing the Kyoto protocol, on November 19, 1998, the Italian inter-ministerial committee for economic planning issued the guidelines for Italian policies and measures for the reduction of GHG emissions in order to implement the Kyoto Protocol. These guidelines, which were updated in 2002, set targets for CO2 and other GHG emissions to be achieved through measures concerning various sectors of the Italian economy, including a reduction of carbon produced in thermal electricity generation, an increased use of electricity generation from renewable resources and demand-side management to increase the efficiency of energy use. Furthermore, the guidelines promote certain projects aimed at the development of so called clean energy.
      In July 2000, we signed a voluntary undertaking with the Environment Ministry and the Ministry of Productive Activities to reduce the annual level of CO2 emissions produced by our plants during the period between 2002 and 2006 from our level of emissions in 1990. The undertaking anticipates a number of measures to reduce GHGs emissions, including employing high-efficiency technologies, such as CCGT conversions, promoting the use of renewable resources and developing innovative generation technologies.
      In January 1999, the Italian government introduced a carbon tax in accordance with European Union directives. The carbon tax is designed to reduce Italy’s CO2 emissions so as to comply with the Kyoto Protocol. Under the current Italian legislation, the amount of the tax, which is based on fossil fuel consumption, although initially scheduled to increase on an annual basis from 1999 through 2005, has been frozen at the level for 1999. The relevant EU directives provide for a periodic review of this tax, including its possible abolition. We and other European electricity companies believe that, with the introduction of the emission trading rules in January 2005, the carbon tax should have been abolished in order to avoid market distortion and double taxation since both this tax and the emission trading rules have the objective of reducing CO2 emissions to comply with the Kyoto Protocol.
      In the period between 2003 and 2005, our carbon tax liability decreased from approximately €40 million in 2003 and 2004 to €37 million in 2005.
      With a view to ensuring compliance with the Kyoto Protocol, in 2003 the EU adopted an Emission Trading Directive establishing a scheme for GHG emission allowance trading. Italian legislation partly implementing this directive came into force at the end of 2004. In October 2004, the EU also passed another directive (the so-called “linking directive”), which amended the Emission Trading Directive to allow the use of other flexible mechanisms for limiting GHG emissions. The Legislative Decree fully implementing the EU legislation on emission trading in Italy entered into force on June 20, 2006.
      The Emission Trading Directive requires that each member state submit to the European Commission a proposal on how it plans to comply with the directive’s emission limits. This proposal is to consist of an allocation plan by which each member state sets CO2 emissions thresholds for the 2005-2007 period for various industries, including the energy sector, and must provide for fines to be imposed on entities whose emissions exceed these thresholds. In 2006, the allowable levels for the 2008 to 2012 period will be established.

      In July 2004, the Environment Ministry and the Ministry of Productive Activities submitted to the European Commission a national allocation plan for Italy. Under the national allocation plan, the thresholds for thermal power plants would vary depending on the type of fuel burned, so as not to disadvantage plants that burn fuels such as coal, which, although generating higher levels of emissions, contribute to the stability and reliability of supply. In December 2004, the Italian government put in place the procedures necessary to authorize plants to emit GHGs and to gather the necessary information to grant emission rights. We received the relevant authorizations for our power plants in December 2004. In an amendment to the national allocation plan published on February 2005, the Enel Group was assigned emissions quotas of 54 million, 45 million and 45 million metric tons of CO2for the years 2005, 2006 and 2007, respectively. Viesgo Group has been assigned emission quotas for its existing installations of 3.9 million, 3.4 million and 2.65 million metric tons of CO2 for the years 2005, 2006 and 2007, respectively.
      On May 25, 2005, the European Commission approved Italy’s national allocation plan, including, however, modifications that reduce the allowable emissions assigned to Italy by 9% (from 255 million metric tons to 232 million per year), which therefore required a revision to the February 2005 emissions quota allocations. On February 23, 2006, the Environment Ministry issued a decree establishing the emissions quotas for the Enel Group from 2005 through 2007, reducing the quotas we had been granted in February 2005 to 48.2 million, 40.5 million, 39.9 million tons of CO2 for the years 2005, 2006 and 2007 respectively.
      Enel’s actual emissions in 2005 were higher than the emission quotas to which its plants were entitled for that year by approximately 8 million tons in Italy and approximately 2 million tons in Spain. Our emission quotas for the years 2006 and 2007 are substantially in line with the level of emissions we are currently projecting for those years. Moreover, these quotas allocations do not include allowances reserved for new plants.
      The measures that we plan to implement in order to comply with the Emission Trading Directive limits and Italian implementing legislation include:

•	Switching fuel;

•	Converting existing oil-fired thermal power plants into gas-fired or high-efficiency coal-fired plants;

•	Increasing renewable energy capacity; and

•	Sourcing CO2 credits through the development of Clean Development Mechanism (CDM) and Joint Implemetation (JI) projects in the energy sector (in particular geothermal), investing in carbon funds and purchasing emission reductions through bilateral contracting.

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
      In addition, Italy is bound by an EU directive issued in 2001 mandating that member states achieve specified reduction targets on SO2, NOx, volatile organic compounds and NH3 emissions by 2010. To this end, member states were required to establish and implement a program of emissions reduction in order to achieve the targets set in the directive. Italy is also a member of the Helsinki Protocol and the Oslo Protocol, which require signatory countries to reduce SO2 emissions, and the Sofia Protocol, which requires signatories to reduce NOx emissions. The requirements under these protocols have been reflected in Italian law.

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
      In response to this regulation, in 1990 we implemented a significant program of environmental measures that affect our entire thermal generation operation. We submitted this program to the relevant ministries of the Italian government, including those for industry, environment and health. The program was approved and provided for modifications of both physical plant and operating practices. Enel has achieved the targets the Italian regulation provided for the implementation of these environmental compliance measures for generating facilities.
      We are currently in compliance with the limits set by existing legislation. We had received a derogation from the required limits with regard to our plant at Porto Tolle pending our receipt of required authorizations to effect a conversion of the plant to make it fully compliant. While this derogation expired on December 31, 2004, we expect to complete the conversion of this plant by 2011, and meanwhile are meeting the required limits at the plant through operational means.
      The following tables show the level of SO2 and NOx emissions from our power plants included within our present limits in the period from 2001 to 2005, and the percent reductions in the level of these emissions compared to 2000.
Reductions of SO2 emissions against 2000 levels

		Percentage
Year	Metric Tons	Change

	(In thousands)
2001	213	(11)
2002	187	(21)
2003	101	(58)
2004	94	(61)
2005	73	(69)
Reductions of NOx emissions against 2000 levels

		Percentage
Year	Metric Tons	Change

	(In thousands)
2001	71	(8)
2002	71	(9)
2003	62	(20)
2004	56	(28)
2005	49	(37)
      In 1997, the Italian parliament imposed a tax on total SO2 and NOx emissions from thermal plants that have a nominal capacity greater than 50 MW. These plants are the same plants as those regulated under the LCPD. In 2003, 2004 and 2005, our costs in connection with this tax were approximately €9 million, €8 million and €7 million, respectively.

PCBs and Asbestos
      In May 1999, the Italian government adopted a legislative decree concerning the recovery and disposal of electric transformers and other equipment containing polychlorinated biphenyls, or PCBs. The decree provides that:

•	electric transformers and other equipment which contains PCBs above 500 parts per million must be decommissioned or decontaminated by 2009;

•	equipment which contains PCBs below the limit set out above can be used until the end of its operational life; and

•	equipment which has been contaminated by PCBs spillage must be decommissioned by 2005.
      In December 2003, we adopted a disposal plan to comply with this legislation and we are delivering all of our equipment containing PCBs to companies authorized to recover and dispose of such equipment. We estimate the phasing out of the equipment containing more than 500 ppm to be completed by 2006 and the phasing out of the equipment containing less than 500 ppm by 2010.
      We also deliver waste products containing asbestos to specialized companies authorized to treat and dispose of asbestos. Such waste products derive from the clean up of our plants we conduct in accordance with our general maintenance and environmental clean-up programs.

Water Pollution Prevention
      We are subject to environmental laws and regulations limiting heat and other physical and chemical characteristics of cooling water and industrial water discharges from our thermal plants and hydroelectric plants. In May 1999, the Italian parliament adopted a new law for the prevention of the pollution of fresh and salt water, which was amended in August 2000. In the same year, the EU adopted a directive to prevent water pollution. We believe that the waste water treatment facilities already in operation at our generation plants are in line with the new requirements on waste water under EU law.
      In April 2006, Italy implemented the EU directive on water pollution through a legislative decree, which in addition took initial steps to reorganize Italy’s environmental regulations, in this field. We do not believe that this reorganization, which will be completed through additional decrees, will materially change the obbligations to which we are subject with respect to water pollution.

Solid Waste Management
      In February 1997, the Italian government issued a legislative decree implementing the EU directives on solid waste management. In accordance with this decree, we increased the level of recycling of our waste. In the last five years, our waste recovery rate has always exceeded 90%.

Site Clearance
      Italian legislation provides for ground and underground inspections to evaluate the possible contamination of sites, particularly in areas declared to be of national interest, using specific chemical, physical and historical analyses. If sites we own are found to be contaminated, the current regulation requires that we undertake a program of site clearance and remediation. In that case, under new legislation, the Italian government may provide financial support for remediation with respect to contaminated sites located in areas of national interest. Our costs of compliance with these measures were €16 million in 2005. For 2006, we currently expect to spend approximately €10 million.

Landscape Safeguards
      We have taken the following actions to reduce the environmental impact of our power distribution lines:

•	re-using routes of previous power lines wherever possible;

•	using towers for high voltage lines whose design is aimed at reducing the environmental and aesthetic impact in non-urban areas of particular landscape value;

•	acting to reduce the impact of lines in environmentally sensitive or protected areas;

•	increasing use of underground cables in urban areas where possible;

•	for medium-voltage lines, placing underground cables in urban areas and aerial cables with low environmental impact in other areas with specific environmental value; and

•	using aerial insulated cables or underground cables in low voltage networks (at present, we have built approximately two-thirds of our network in this way).
      We limit our use of underground high-voltage cables to urban areas because they are significantly more expensive than aerial cables and the process of installing and operating them may involve significant logistic and environmental problems. In 2003, our medium voltage aerial insulated cables and underground cables totaled 127,987 kilometer, which represented 38.3% of our medium voltage lines, compared to 35.9% in 2000, and our low voltage aerial insulated cables and underground cables totaled 600,675 kilometer, which represented 82.5% of our low voltage lines, compared to 80.6% in 2000.
      In 2005, due to further work on our network, the percentage of aerial insulated cables and underground cables rose to 40% and 83% for medium and low voltage lines, respectively.

Environmental Registrations, Certifications and Authorizations
      We have joined EMAS, a European Union initiative to implement a voluntary environmental management and registration system, which seeks to improve the level of environmental efficiency and disclosure of European industrial companies. Rules concerning EMAS are contained in an EU Regulation issued in 1993. Originally applicable only to individual sites, in 2001 the EU passed a new regulation which extended the scope of the EMAS system to groups of sites and non generation assets, such as distribution networks.
      In October 2004, Enel Distribuzione’s distribution network obtained ISO 14001 environmental certification. As of December 2005, generating plants that accounted for approximately 77% of our net installed generating capacity had obtained ISO 14001 certification. One hundred and thirty plants that accounted for approximately 43% of our net installed capacity have also obtained EMAS registration.
      EMAS registration has significant advantages in terms of the operation of our assets. In August 1999, the Italian government enacted a legislative decree implementing the 1996 EU directive on the prevention and reduction of pollution. This legislative decree requires all industrial plants to operate under a new integrated environmental license by 2007 and to make use of the best techniques available for the prevention and reduction of pollution. The new licenses set pollution limits and are reviewed every five years or at any time plants undergo significant renovation. This law, however, allows licenses for EMAS-registered plants to be reviewed every eight years (instead of five) in light of the stringent requirements that must be met to obtain EMAS registration.

Cost of Compliance
      The costs of ensuring compliance with applicable environmental regulation generally consist of costs associated with equipping newly constructed facilities with required technology or modifying existing facilities to comply with applicable regulation.
      In 2005, environmental capital expenditures were equal to approximately €100 million, representing 3.1% of our total capital expenditures. In 2003 and 2004, these environmental capital expenditures totaled €131 million and €112 million, respectively, representing 3.5% and 2.9%, respectively, of our total capital expenditures. In 2005 current expenses for compliance with environmental regulations were equal to approximately €350 million, of which we spent approximately €260 million on the purchase of ‘clean’ fuels (low-sulphur oil and natural gas) in lieu of standard fuels, when required. These amounts do not include taxes on fuels, polluting emissions and geothermal generation and possible loss of revenues due to compliance with environmental standards that limit the operation of our plants.

Discontinued Nuclear Operations
      Since November 2000, we have not owned any nuclear power plants. We have not produced electricity from nuclear power plants in Italy since 1988. For information on the nuclear power plants we now control in Slovakia and our nuclear related initiatives in France, please see “— Nuclear Liability” below.
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
      Under Italian law and in accordance with the Paris Convention, direct liability arising from nuclear liability claims is limited to five million International Monetary Fund Special Drawing Rights (“SDRs”) per accident. Under Italian law, to the extent any claim exceeds five million SDRs, someone claiming damages may sue us for only five million SDRs and must sue the Italian government for the excess liability up to 175 million SDRs. If the claim is in excess of 175 million SDRs, that person must sue the signatories to the conventions, but then only for the excess liability up to 300 million SDRs. However, the Italian government can claim reimbursement from us for any sums it may have to pay because of a nuclear accident arising from negligence on our part. On May 31, 2006, the value of five million SDRs equaled approximately €5.9 million.

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
      In April 2006, we finalized the acquisition of 66% of Slovenske Elektrarne, the major generating company in Slovakia, which owns nuclear power plants. Slovakia is a party to the Vienna Convention on Civil Liability for Nuclear Damages, under which operators of nuclear installations are subject to strict liability of at least $5 million which may be claimed for a period of ten years from the date of the nuclear incident, except when national legislation provides for different limits or longer periods. Slovakian law provides for a €75 million maximum liability for the operation of nuclear power plants (€50 million for the transportation of nuclear materials) and a 20-year limit from the date of the nuclear incident for the right to compensation. We have purchased insurance coverage for claims up to ten years through the insurance market and are seeking additional coverage for claims arising after ten years.
      On May 30, 2005, we entered into a memorandum of understanding with EDF regarding an industrial partnership that would permit us to invest in the French electricity market, including in EDF’s latest generation European Pressurized Water Reactor, or “EPR,” nuclear power plant project. Under the memorandum of understanding, EDF will be the operator of the power plant, and will bear any related nuclear civil liability. For additional information, please see “— Business — The Enel Group — Generation and Energy Management — International Generation.”
Property, Plants and Equipment
      At December 31, 2005, we had 761 generating plants, consisting of thermal, hydroelectric, geothermal and other renewable resources facilities, 599 of which were located in Italy. For further information with respect to our plants, please see “— Business — The Enel Group — Generation and Energy Management.” We own the principal electricity distribution network in Italy, which consisted, at December 31, 2005, of a total of 1,090,129 kilometer of lines, mostly medium and low voltage, and 413,429 primary and secondary transformer substations. For a description of such properties and related construction, expansion and improvement plans, please see “— Business — The Enel Group — Capital Investment Program — Sales, Infrastructure and Networks.” At December 31, 2005, we owned real estate, mainly in Italy, with an approximate net book value of €872 million, consisting mainly of office buildings and other commercial properties and to a lesser extent residential real estate. For a description of our real estate properties and activities, please see “— Business — The Enel Group — Services and Other Activities — Real Estate and Other Services.”
      Management believes that our significant properties are in good condition and that they are adequate to meet our needs.

ITEM 4A.	UNRESOLVED STAFF COMMENTS
      Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Summary of Results
      Following the coming into force of European Regulation No. 1606 dated July 2002, we and other EU companies whose securities are traded on regulated markets in the EU are required to adopt IFRS (known as international accounting standards, or IAS, until May 2002) in the preparation of our 2005 consolidated financial statements. Our financial statements for the period ending December 31, 2005, were prepared in accordance with International Financial Reporting Standards as adopted by the European Union. Standards introduced prior to the renaming of IAS as IFRS are still referred to as IAS; we refer to the combined body of IAS and IFRS standards as IFRS.
      You should read note 20 to our consolidated financial statements for additional information on our transition to International Financial Reporting Standards.
      In 2005, our consolidated operating revenues increased by €3,048 million, or 9.8%, from €31,011 million in 2004 to €34,059 million in 2005. Our operating expenses, excluding depreciation, amortization and impairment increased by €3,374 million, or 14.7%, from €22,940 million in 2004 to €26,314 million in 2005. Our operating income decreased by €332 million, or 5.7%, from €5,870 million in 2004 to €5,538 million in 2005. Our financial income (expense) and income (expense) from investments decreased by €113 million, or 13.7%, from €827 million in 2004 to €714 million in 2005. Our income (expense) from investments accounted for using the equity method increased by €5 million, or 20.0%, from €25 million in 2004 to €30 million in 2005. Our net income, including discontinued operations, increased by €1,385 million, or 50.4%, from €2,747 million in 2004 to €4,132 million in 2005 (while our income from continuing operations decreased by €42 million, or 1.4%, from €2,902 million in 2004 to €2,860 million in 2005).
      Our principal measure of liquidity is net financial indebtedness, which was €12,312 million at December 31, 2005, as compared to €24,514 million at December 31, 2004. Net financial indebtedness is a non-GAAP measure; cash at banks and marketable securities, the most directly comparable IFRS measure, was €508 million at December 31, 2005, as compared to €363 million at December 31, 2004. Please see “— Liquidity and Capital Resources — Capital Resources” for a reconciliation of net financial indebtedness to cash at banks and marketable securities. As of December 31, 2005, we had 51,778 employees, as compared to 61,898 as of December 31, 2004.
The Electricity Market Regulatory Framework

Overview
      Our financial results have been and will be affected to a large extent by the developments in the regulatory framework for the Italian electricity market, which was first opened to competition by the Bersani Decree in 1999 and has been subsequently further liberalized by EU and national legislation. The Bersani Decree also provided for the first time that certain customers, also known as Eligible Customers, could freely choose their supplier and buy electricity on the free market at negotiated prices. This freedom was progressively extended, from customers with high consumption thresholds, to all non-residential customers as of July 1, 2004. In 2007, all customers will become Eligible Customers. Currently, Non-Eligible Customers must purchase electricity from their local distribution company. The price of electricity for Non-Eligible Customers is set by the Energy Authority.
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
      Since the start of the liberalization of the market, the Energy Authority, the Antitrust Authority and the European Commission have adopted several measures to further competition and constantly monitor the market in order to reduce the risk of abuses of market power. Furthermore, under the Bersani Decree, no single company or group could have more than a 50% market share of the electricity generation and import market after January 1, 2003, a limit which resulted in our sale of the Gencos.
      In light of Italian laws and regulations providing for the reunification of the ownership and management of the Italian transmission grid and imposing certain ownership restrictions on the entity that owns and manages it, we disposed of most of our interest in Terna during 2005, and now hold only 5.12% of Terna’s share capital. You should read “Item 4. Information on the Company — Business — The Enel Group — Discontinued Operations — Transmission” for more details on our sale of Terna shares.
      Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation” for a more detailed discussion of the regulatory framework of the electricity market and “Item 3. Key Information — Risk Factors — Risks Relating to Our Energy Business” for a discussion of the principal regulatory and other risks we face.

Tariffs and Prices
      Most of our operating revenues come from the sale of electricity in Italy. The price of electricity in Italy has historically been determined by a system of tariffs. Since the liberalization of the electricity market, the Energy Authority has set tariffs for electricity sold on the regulated market, updating them periodically. The Energy Authority also sets transport charges payable by all customers for the transmission and distribution of electricity. Electricity on the free market can be bought through bilateral contracts or on the Italian power exchange.
      Our operating revenues from electricity operations are directly related to the level of transport charges and the price of electricity for the regulated market. In addition, our revenues also include some system charges. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Tariff Structure” for a more detailed discussion of these charges.
      The tariff regime that applied in the period from 2002 through February 2004 included:

•	a “generation cost component,” reflecting fuel costs; and

•	the application of global price-cap reductions to transmission and distribution transport charges.
      In 2004, the Energy Authority set new base tariffs for the 2004-2007 period, which have been in force since February 1, 2004. The Energy Authority has estimated that the new tariff regime in place for 2004-2007 will result in a reduction of the overall tariff paid by regulated market customers of approximately 13% in real terms (assuming no change in fuel costs and system charges) during the period. The actual impact of tariff levels on our revenues depends on a number of factors, including the volume of electricity we sell in the regulated market, fluctuations in fuel prices and the mix of customers we serve.
      Prices for electricity sold on the Italian power exchange are determined on the basis of competitive bidding (please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Italian Power Exchange”). Prices on the power exchange also influence the generation cost component of the tariff, which is now calculated by the Energy Authority every three months on the basis of an estimate of the average costs that the Single Buyer incurs for the procurement of electricity, both on the Italian power exchange and through bilateral contracts. The tariff structure currently in place also includes certain mechanisms to take into account structural factors affecting distributors’ costs.
      Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Tariff Structure” for a more detailed discussion of electricity charges.

Macroeconomic Factors
      Electricity demand in Italy grew by 1.3% in 2005, after having grown by 1.5% in 2004. Growth in demand for electricity is determined by a variety of factors, including the rate of economic growth, the level of business activity and weather conditions. Please see “Item 4. Information on the Company — Business — The Enel Group — Italian Electricity Demand” for more information.
      Interest rates in Italy and the rest of Europe have declined in recent years, though they have begun to increase in 2006. The weighted average interest rate on our long-term debt as of December 31, 2005 was 3.9% (in line with the rate of 3.8% as of December 31, 2004). Our financing costs increase or decrease in line with changes in interest rates.
      Although historically we were insulated to a significant extent from the economic effect of fluctuations in fuel prices through the application of the fuel cost component of the tariff described above, time lags between our actual purchase of fuel and the calculation and payment to us of such fuel cost component affected our revenues and income. As a result of the introduction of the Italian power exchange, which began operations on April 1, 2004, and increases in the number of consumers qualifying as Eligible Customers, we now face increased risks relating to fuel price fluctuations, which we attempt to manage through the implementation of our hedging policy. Please see “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Price Risk Management and Market Risk Information” for a more detailed description of our hedging policy.

Critical Accounting Policies
      Our results of operations, as presented below, are based on the application of IFRS. The application of these principles often requires management to make certain judgments, assumptions and estimates that may result in different financial presentations. We believe that certain accounting principles are critical in terms of understanding our financial statements. We believe that our most critical accounting policies relate to the following factors.
      Use of estimates. The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Certain accounting principles require subjective and complex judgments used in the preparation of financial statements. Accordingly, a different financial presentation could result depending on the judgment, estimates or assumptions that are used. Such estimates and assumptions, include, but are not specifically limited to: depreciation, amortization, interest rates, discount rates, future commodity prices, investment returns, impact of new accounting standards, international economic policy, future costs associated with long-term contractual obligations and future compliance costs associated with environmental regulations. Actual results could materially differ from those estimates or assumptions. Effective January 1, 2005, the economic depreciation rates of certain assets related to power generation plants were revised in order to better reflect the estimated economic useful life of these facilities. Please see “Increased estimates of the useful lives of certain distribution assets” in “— Comparability of Information — Regulatory and Other Developments.”
      Revenue Recognition. We usually record revenues for sales to retail and wholesale customers under the accrual method. Under both IFRS and U.S. GAAP, revenues from sales of electricity and gas to retail customers are recognized when the power and gas are provided to customers on the basis of periodic meter readings and include an estimate of the value of the power and gas consumed from the meter reading date to the end of the period. Revenues for the period after the date of the reading to the end of the period are estimated on the basis of estimates of the daily consumption of the customer based on his historical profile, adjusted to reflect weather and other factors affecting consumption.
      Pension and other post-retirement benefits. Many of our employees are covered by pension plans, which provide retirement benefits based upon their historical earnings and years of service. Certain employees are also covered by other post-retirement benefit plans. We base our calculation of the estimated expenses and liabilities related to these plans on estimations provided by our actuarial consultants who use a combination of factors, including statistical data from past years and predictions about future expenses. We consider quantifiable factors, such as withdrawal and mortality rates, along with assumptions about future changes in the discount rate and the rate of future compensation increases, and analyses of trends in health care costs. These estimates may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in the actual costs of health care. These differences may have a significant impact on the amount of pension and other post-retirement benefit expenses recorded.
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
      Realization of deferred tax assets. As of December 31, 2005, we had assets recorded for tax loss carry-forwards. We have recorded our deferred tax assets in an amount that we believe is more likely than not to be recovered. The recoverability of the deferred tax assets associated with the tax loss carry-forwards are subject to the achievement of future profitability by the entities that recorded such losses. While we have considered future taxable income and used ongoing prudent tax planning strategies in assessing the need for valuation allowances, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, the resulting adjustment to the deferred tax assets would be charged to income in the period such determination was made.
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
      Allowance for doubtful accounts. Our allowance for doubtful accounts reflects our estimate of losses inherent in our credit portfolio. We have established provisions for expected credit losses, based on past experience with similar receivables, including current and historical past due amounts, write-offs and collections, the careful monitoring of portfolio credit quality and the current and projected economic and market conditions. We believe that our reserves are adequate; however, different assumptions or changes in economic circumstances could result in changes to the allowance for doubtful accounts and therefore could affect earnings.

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

Regulatory and Other Developments
      The most important regulatory developments affecting our financial results for 2005 are discussed below.

•	Start of operation of the Italian power exchange and the Single Buyer. On April 1, 2004, the Italian power exchange for the spot trading of electricity started operations and the Single Buyer became responsible for purchasing all of the electricity to be supplied to the regulated market. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation” for a detailed discussion of the Italian power exchange, the Single Buyer and related developments in the Italian electricity market. As a result of this development, since April 1, 2004, our Generation and Energy Management segment sells the electricity it produces that is destined for the regulated market to the Single Buyer, and our Sales, Infrastructure and Networks segment purchases the electricity that it distributes on the regulated market from the Single Buyer. These sales and purchases are recorded as operating revenues and operating expenses, respectively. Before April 1, 2004, our Generation and Energy Management segment sold electricity for distribution on the regulated market directly to our Sales, Infrastructure and Networks segment, and the revenues and costs arising from these sales were eliminated from, and therefore not recorded in, our consolidated financial statements. As a result, both our operating revenues and operating expenses have increased substantially on a consolidated basis since April 1, 2004. Sales to the Single

Buyer are now included in the line item “Sales to regulatory entities, sales on the free market and sales on foreign markets” in the results presented below. For prior periods, this line item was referred to as “Sales to Eligible Customers, sales to the GRTN and sales on foreign markets,” as the Single Buyer was not fully operational. Purchases from the Single Buyer are recorded in the operating expense line item “Purchased Power.”

•	Capacity payments. In order to address a current deficit in Italian generation capacity relative to rising electricity demand, the regulatory framework provides incentives to power generators both to build new capacity as well as to maintain their existing plants in good working order and available to cover sudden variations in electricity demand. Effective March 1, 2004, the Energy Authority established a provisional system of payments to remunerate producers that make generation capacity available to the electricity system at times of peak demand, known as “capacity payments.” Capacity payments to a given producer comprise both an amount due for capacity available on “critical” days (set by the GRTN and now by Terna) and a further amount payable when pool market prices fall below specified thresholds, as an extra incentive. This provisional system has been in place from March 2004 and during all of 2005.

•	August 2004 decree on stranded costs. Stranded costs are current costs deriving from contractual commitments or investment decisions that electricity companies undertook for reasons of public policy, at a time when the electricity markets were not yet open to competition, and could have been recovered in a monopoly regime but cannot be recovered under a regime of competitive electricity pricing. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation” for more information on stranded costs. In August 2004, the MEF and the Ministry of Productive Activities issued a joint decree that determined the overall amount of stranded costs we are entitled to recover. On December 1, 2004, following the European Commission’s approval of the decree, we became entitled to recover approximately €513 million on account of stranded costs related to our generation plants for the period 2000-2003, as well as our stranded costs related to the Nigerian LNG contract, which were determined to be €555 million in respect of the 2000-2003 period and approximately €910 million in respect of the 2004-2009 period (€151 million of which related to 2004). As a result, in 2004 we recorded as “other revenues” a total of €1,219 million arising in connection with stranded costs, the amount we became entitled to receive in respect of 2004 and prior years under the August 2004 decree. Of this total, the €513 million related to our generation plants and the €151 million related to the Nigerian LNG contract for 2004 were recorded by our Generation and Energy Management segment, and the €555 million related to the Nigerian LNG contract in respect of the 2000-2003 period were recorded by our Corporate segment. In 2005, our Generation and Management segment recorded €158 million for stranded costs related to our Nigerian LNG contract. In 2005, we received payments amounting to €361 million for stranded costs accounted in 2004. We have yet to receive any other amount in this regard.

•	Increased estimates of the useful lives of certain generation assets. Effective January 1, 2005, following an independent appraisal, we increased our estimates of the useful lives of certain assets related to power generation plants. As a consequence, the amount of depreciation expense we recorded in 2005 with respect to these assets was lower than the amount recorded for the same assets in 2004 by €100 million.

Changes in Scope of Consolidation
      The principal transactions that have resulted in changes in our scope of consolidation during the periods under review were the following:

•	the disposal of a controlling stake in Terna as of September 15, 2005;

•	the disposal of a controlling stake in Wind as of August 11, 2005;

•	the acquisition of Enel Electrica Banat and Enel Electrica Dobrogea as of April 28, 2005;

•	the acquisition of Italgestioni and Italgestioni Gas (together, the “Italgestioni Group”), which are companies active in the distribution and sale of natural gas to end users in the provinces of Calabria and Naples, as of December 14, 2004;

•	the acquisition of Ottogas Rete and Ottogas Vendita (together, the “Ottogas Group”), which are companies active in the distribution and sale of natural gas to end users in the area of Naples and Salerno, as of September 15, 2004; and

•	the disposal of NewReal (a real estate company) as of July 14, 2004.

Business Segments
      In 2005, our operations were organized, reflecting our internal structure, into six business segments: Generation and Energy Management; Sales, Infrastructure and Networks; Transmission; Telecommunications; Services and Other Activities; and Corporate.
      At the end of 2005, our management decided to re-organize the Group’s internal structure by substituting our Sales, Infrastructure and Networks Division with two separate divisions (a Market Division and an Infrastructure and Networks Division) and by allocating our international generation and distribution operations, which had previously been included in other divisions, to a new International Division. Our divisions are currently the following: Generation and Energy Management Division, Market Division, Infrastructure and Networks Division and the International Division. Each division is headed by a senior manager who reports directly to the Chief Executive Officer of Enel. Moreover, all non-core activities provided by companies of the Group to all Group companies have been grouped in our Services and Other Activities sector. Enel, as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of all Group companies. Each of Enel, our divisions and the Services and Other Activities sector constitutes a reportable segment. However, such reorganization of our business segments will be effective from January 1, 2006 and, therefore, the reportable segments presented in our financial statements for 2005 (and the segment information presented below) still reflect the structure that we had in 2005 with our former Transmission and Telecommunications segments each being treated as discontinued operations following the deconsolidation of Terna and Wind.
      Generation and Energy Management. This segment corresponded to the division that was responsible for our operations related to the production of electricity and the procurement and trading of fuel for electricity generation, and included power generation activities in Italy and abroad. This division generated operating revenues mainly from the sale of electricity to the Single Buyer (or, prior to April 1, 2004, to our Sales, Infrastructure and Networks Division), to the GRTN and Terna and other resellers in the domestic electricity market, as well as through fuel trading. The division, which procured fuel for all of the companies of the Group, also sold natural gas to our Sales, Infrastructure and Networks Division and to third parties. This division also sold electricity to large electricity users, or Eligible Customers, with annual electricity consumption higher than 100 GWh. The main companies in this division included the following: in Italy, Enel Produzione (thermal and hydroelectric generation), Enel Green Power (geothermal, hydroelectric and wind power generation), and Enel Trade (fuel procurement and trading, risk management, sales to large electricity users). We merged Enel Green Power into Enel Produzione as of June 1, 2005. Outside of Italy, this division included the following operations for most of the period presented herein: Enel Viesgo Generaciòn and EUFR in Spain, Maritza East III in Bulgaria; Enel North America in the U.S.; and Enel Latin America in Central and South America. The results from our international generation operations through December 31, 2005 are included in those of our Generation and Energy Management segment.
      Sales, Infrastructure and Networks. This segment corresponded to the Sales, Infrastructure and Networks division that included our electricity and gas network operations and carried out distribution and sales of electricity on the regulated market and to free market customers with an annual electricity consumption of 100 GWh or lower in Italy. It also distributed and sold natural gas to end users and provided public and art lighting services and electricity systems-related services. This division also included our electricity distribution and sales activities outside of Italy. Operating revenues at this division derived primarily from fees for transport of electricity and gas on our distribution networks, the sale of electricity on the regulated and free markets and of natural gas to end users. Electricity-related activities included in this division were carried out in Italy primarily through Enel Distribuzione (sale of electricity on the regulated market and transport of electricity on our distribution network), Deval (distribution and sales of electricity in the Valle d’Aosta area), Enel Energia (sale of electricity on the free market), Enel Sole (public lighting services) and Enel.si (electricity systems-related services). Outside of Italy this division primarily included Electra de Enel Viesgo Distribuciòn SL and Enel Viesgo Energia SL in Spain, Enel Electrica Dobrogea and Enel Electrica Banat in Romania. Natural gas operations of this division were carried out primarily through Enel Rete Gas, which distributed natural gas in Italy, and Enel Gas, which sold natural gas to end users in Italy. We merged Enel Distribuzione Gas, GE.AD and Sicilmetano, Ottogas Rete and Italgestioni into Enel Rete Gas, and Sicilmetano Energy, Ottogas Vendita and Italgestioni Gas in Enel Gas. The operations carried out by this division have been allocated to the new Market Division, Infrastructure and Networks Division and International Division effective as of January 1, 2006.
      Corporate. Enel, as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of these divisions. In addition, Enel manages finance operations and insurance risk coverage for all Group companies and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues. We consider Enel as a separate reportable segment because it holds long-term contracts to purchase imported electricity. Until March 31, 2004, Enel sold the imported electricity it purchases to Enel Distribuzione at prices established by the Energy Authority. Since that date, Enel has been required to sell this electricity to the Single Buyer.
      Services and Other Activities. This segment included non-core business operations, including Enelpower, which provided power-related engineering and construction (or EPC) services, and Enel Servizi (previously Enel Ape), which provides information technology services and administration services mainly to Group companies. Effective January 1, 2006, our EPC activities for other Group companies that were previously carried out by Enelpower have been transferred to our Generation and Energy Management Division.
      Discontinued Operations. Following our deconsolidation of Terna and Wind, we have treated as discontinued operations the Transmission segment and the Telecommunications segment. For a description of the transactions that resulted in our exiting the transmission business and the telecommunications business, please see “Item 4. Information on the Company — Business — Overview — Discontinued Operations.” Accordingly, we treated our transmission operations and telecommunications operations as discontinued operations in our consolidated financial statements for 2005.
Outlook
      We expect that the ongoing liberalization of the Italian electricity sector will continue to materially affect our financial condition and results of operations over the next several years.
      In our generation business, the further evolution of the electricity market following the start of operations of the Italian power exchange in 2004 will have a significant impact on our business in Italy. For instance, in May 2005, the Energy Authority proposed certain possible measures to further promote competition in the wholesale electricity market over the next few years, including the possible sale or lease by us of additional generating capacity to third parties. However, the implementation of such measures has been blocked by an administrative tribunal. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Italian Power Exchange” and “Item 3. Key Information — Risks Factors — Risks Relating to our Energy Business — Regulatory changes promoting market liberalization have significantly increased competition in our energy businesses”. We cannot say whether other measures will be enacted to foster competition, but they could have a significant effect on our generation business. We are also exposed to increased competition resulting from the increase in the number of bilateral contracts concluded between our competitors and final customers, the construction of new generation facilities by our competitors and the development of new interconnection lines that would increase the volume of electricity that might be imported in Italy. In this context, we intend to reduce generation costs through the conversion of certain generation plants to run on less expensive fuels, and the alignment of our other operating costs with international best practice through an integrated approach to quality and standards. We also plan to continue to increase our presence in the market for electricity generated from renewable resources.
      In our electricity distribution and sales business, we expect that our results in Italy will continue to be affected by the tariff regime in place for the 2004-2007 period, which includes a price-cap mechanism imposing an annual decrease of 3.5% in the value of operating costs and depreciation, excluding capital costs, for distribution services that can be recovered through tariffs. We also expect that our sales of electricity in the regulated market will decrease due to the ongoing liberalization of the market, including the fact that all customers will become eligible to purchase electricity on the free market as of July 1, 2007. However, we expect that the impact of any such decrease on our revenues will be offset to some extent by increased fees paid by third parties for transport of electricity on our network, as well as increased sales in the free market. We intend to face these changes in the market by continuing our program to reduce operating costs, optimizing our investment expenditures, completing our Telemanagement project, and strengthening our market presence (including through the offer of new tariff plans and the roll-out of a new billing system).
      In our gas business, we intend to continue to pursue our growth strategy by selectively acquiring additional natural gas distribution and sales companies and through targeted marketing, with the aim of achieving a market share in the distribution and sale of natural gas in Italy up to 14% by 2010.
      We also intend to pursue our strategy of expanding our operations outside Italy, particularly in countries where we are already present or where market liberalization and privatization efforts are in progress. In this context, in April 2006, we purchased a 66% interest in SE, the principal electric power generation company in Slovakia, with total gross installed generation capacity of about 7,000 MW. In addition, we have entered into a non-binding memorandum of understanding with EDF for an industrial partnership permitting us to invest in the French electricity market, including in the field of nuclear power generation. In Spain, Enel Viesgo Generacion has launched an investment program totaling more than €1,300 million to convert certain coal plants to combined cycle technology. We are also considering opportunities in the Russian market. Please see “Item 4. Information on the Company — Business — The Enel Group — Generation and Energy Management — International Generation.”
      You should read the sections “Strategy” and “The Enel Group” in “Item 4. Information on the Company — Business,” “Item 4. Information on the Company — Regulatory Matters” and “Item 3. Key Information — Risk Factors” for a more detailed discussion of our strategy and other matters affecting our business.

Sale of Wind
      The treatment of the goodwill related to our telecommunications operations (which we discontinued as a result of our disposal of Wind) had an impact on our results from discontinued operations in 2004.
      In 2001 we acquired Infostrada, a provider of fixed line telecommunication services, that we subsequently merged into Wind. In 2003, we acquired the stake in Wind held by France Télécom, and became Wind’s sole shareholder. Under IFRS, the goodwill arising from these acquisitions is to be subject to annual impairment tests, comparing the carrying amount to the related market value. The IFRS results for the year 2004 presented in our consolidated financial statements included in this annual report reflected an impairment of €1,671 million in the carrying value of this goodwill, reflecting the value attributed to Wind that was implied by the binding offer we received from Weather Investments in April 2005. In May 2005, we entered into an agreement pursuant to which we have sold Wind to Weather Investments in a series of transactions. Please see “Item 4. Information on the Company — Business — Overview — Discontinued Operations” for more details on our disposal of Wind.

Analysis of Operating Results
      The following table shows certain of our IFRS financial data for the years ended December 31, 2004 and 2005, expressed in each case as a percentage of our operating revenues:

	Year Ended
	December 31,

	2004	2005

Operating revenues	100.0%	100.0%
Operating expenses
Personnel	(10.4)	(8.1)
Fuel for thermal generation	(11.6)	(11.5)
Purchased power	(33.5)	(42.0)
Depreciation and amortization	(7.1)	(6.5)
Other operating expenses	(18.5)	(15.6)

Total operating expenses	(81.1)	(83.7)

Operating income	18.9	16.3
Financial income (expense) and income (expense) from investments	(2.7)	(2.1)
Income (expense) from investments accounted for using the equity method	(0.1)	(0.1)
Income before taxes	16.1	14.1

Income taxes	(6.8)	(5.7)

Income from continuing operations	9.3	8.4
Income from discontinued operations	(0.5)	3.7
Income (before minority interests)	8.8	12.1
Net Income	8.5%	11.4%
      Following the disposal of our controlling stakes in Wind and Terna and their subsidiaries, which took place respectively on August 11, 2005 and September 15, 2005, these entities were deconsolidated as from these dates and the financial results achieved up to the disposal date are reported under discontinued operations.
      The following table shows certain financial data from discontinued operations for the years ended December 31, 2004 and 2005, expressed in each case as a percentage of our continuing operating revenues:

	Year Ended
	December 31,

	2004	2005

Operating revenues	17.5%	9.6%
Operating expenses	(21.1)	(7.9)
Operating income (loss)	(3.6)	1.7
Net financial expense	(1.5)	(0.7)
Income taxes	2.0	0.6
Net income (loss) before capital gains	(3.1)	0.4
Gains on disposal of assets	2.6	3.3
Income from discontinued operations	(0.5)%	3.7%
      The capital gains for 2005 essentially related to the disposal of a 43.85% interest in Terna, while the capital gains for 2004 related to the disposal of a 50% interest in Terna. All the gains realized upon disposal of interests in Terna in 2004 and in 2005 have therefore been reported under discontinued operations in order to allow a consistent comparison.

2005 Compared with 2004
      In accordance with IFRS, the financial information presented for the years ended December 31, 2005 and 2004 reflects only our continuing operations, except where specific reference is made to discontinued operations. You should read note 5 to our consolidated financial statements for additional information on discontinued operations.

Operating Revenues
      The following table provides a breakdown of the operating revenues from our continuing operations for the years ended December 31, 2005 and 2004.

	Year Ended
	December 31,

	2004	2005

	(In millions of
	euro)
Electricity sales:
Tariff revenues from sales on the regulated market and transport of electricity on our distribution network	15,305	15,347
Sales to regulatory entities, sales on the free market and sales on foreign markets(1)	9,776	13,548
Equalization Fund contributions	17	113

Total revenues from electricity sales	25,098	29,008

Gas sales to end users	1,374	1,556
Fees for customer connections, inspections and repositioning services	657	656
Other revenues(2)	3,882	2,839

Total operating revenues	31,011	34,059

(1)	“Sales to regulatory entities” includes sales to Terna, the Single Buyer (since April 1, 2004) and the Market Operator. While sales to third-party resellers of electricity on the free market are included in “Sales on the free market”, this line item does not include revenues from sales to resellers purchasing electricity for distribution on the regulated market. Since April 1, 2004, these resellers have been required to purchase electricity directly from the Single Buyer. Revenues received prior to that date from resellers purchasing electricity for distribution on the regulated market were recorded in the line item “Tariff revenues from sales on the regulated market and transport of electricity on our distribution network.”

(2)	“Other revenues” mainly includes our revenues from sales of fuel (including natural gas) to third parties, engineering and contracting activities, and non-recurring items such as reversals of provisions, bonus payments and reimbursements.
      Our consolidated operating revenues from continued operations for 2005 increased by €3,048 million, or 9.8%, compared to 2004. As explained in more detail below, this improvement was almost entirely due to the €3,910 million, or 15.6%, increase in our consolidated revenues from sales of electricity. In addition, revenues from gas sold to end users increased by €182 million, or 13.3%. The impact of these factors on our overall operating revenues was partially offset by a decrease of €1,043 million, or 26.9%, in revenues from other activities.

Electricity sales
      In 2005, total revenues from electricity sales increased by €3,910 million, or 15.6%, as compared to 2004. The increase was primarily due to higher sales to regulatory entities, sales on the free market and sales on foreign markets, which increased by €3,772 million, from €9,776 million to €13,548 million. The increase also reflected an increase of €96 million, from €17 million to €113 million, in equalization fund contributions and a slight increase of €42 million, from €15,305 million to €15,347 million, in tariffs from sales on the regulated market and transport of electricity on our distribution network.

      The increase in sales to regulatory entities primarily reflected the fact that, following the start of operations of the Italian power exchange and of the Single Buyer as of April 1, 2004, sales of electricity on the regulated market were made by our Generation and Energy Management segment to the Single Buyer, whereas, during the first quarter of 2004, such sales were made directly to our Sales, Infrastructure and Networks segment and were, therefore, eliminated from our consolidated results. The increase in sales to regulatory entities, sales on the free market and sales on foreign markets also reflected an increase of €1,427 million, or 114.5%, in revenues from international sales of electricity (reflecting a €669 million increase in revenues from international trading of electricity, a €310 million increase in sales on the foreign markets by our Generation and Energy Management segment, a €298 million increase in revenues attributable to the first time consolidation of Enel Electrica Banat and Enel Electrica Dobrogea and a €150 million increase in sales on the Spanish market by our Sales, Infrastructure and Networks segment). The increase in revenues from sales to regulatory entities, sales on the free market and sales on foreign markets also reflected an increase of €334 million, or 30.2%, in revenues from dispatching services and an increase of €59 million, or 3.4%, in revenues from sales on the free market in Italy (which mainly reflected increases in volumes sold to end users with annual consumption in excess of 100 GWh per year).
      Revenues from sales on the regulated market and transport of electricity on our distribution network were substantially in line with 2004, having increased by €42 million, or 0.3%.
      Reimbursements received from the Equalization Fund increased by €96 million, primarily as a result of the fact that in 2005 we received €100 million related to the reimbursement of certain charges incurred in 2002 and 2003 for the purchase of green certificates. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — System Charges and Other Charges” for a description of the Equalization Fund.

Gas sales to end users
      Our revenues from sales of natural gas to end users (which exclude sales of gas to distributors and to other third parties by Enel Trade, which are recorded in “Other revenues”) increased by €182 million, or 13.3%. This increase was largely due to increased tariffs reflecting increased market prices for natural gas.

Fees for customer connections, inspections and repositioning services
      Revenues from fees for customer connections, inspections and repositioning services decreased slightly, by €1 million, or 0.2%, from 2004.

Other revenues
      Other revenues decreased by €1,043 million, or 26.9%, primarily due to the fact that in 2004 we had recorded revenues of €1,068 million on the basis of the European Commission’s approval of the decree issued in August 2004 by the MEF and the Ministry of Productive Activities setting the overall amount of stranded costs we were entitled to recover (please see “— Comparability of Information — Regulatory and Other Developments” and “Item 4 Information on the Company — Regulatory Matters — Electricity Regulation — Stranded Costs”). The decrease in other revenues also reflected the combined effect of a decrease of €448 million, or 50.1%, in revenues from sales of fuel to third parties, and a €319 million, or 52.4%, decrease in revenues from sales of engineering and contracting services to third parties. These factors were only partially offset by €338 million that we recorded in 2005 related to services provided to the GRTN for the period 2002-2004, a €288 million increase in net gains from commodity risk management primarily resulting from contracts for differences with the Single Buyer and a €118 million increase in capital gains from disposal of assets.
      The following table shows operating revenues for each of our business segments for the periods presented. As a result of our disposal of Terna and Wind, we deconsolidated Terna and Wind as of September 15, 2005 and August 11, 2005, respectively (please see “— Outlook — Sale of Wind”, and “Item 4. Information on the Company — Business — Overview — Discontinued Operations”). Accordingly, we have eliminated the reporta-

ble segments corresponding to these two entities, and financial information therewith for the period prior to their respective deconsolidation is presented as information on discontinued operations.

	Year Ended
	December 31,

	2004	2005

	(In millions of
	euro)
Generation and Energy Management	€13,028	€14,215
Sales, Infrastructure and Networks	19,254	20,422
Corporate	1,649	1,103
Services and Other Activities	1,794	1,660
Eliminations	(4,714)	(3,341)

Total operating revenues from continuing operations	€31,011	€34,059

Generation and Energy Management
      In 2005, the operating revenues of our Generation and Energy Management segment, prior to intersegment eliminations, increased by €1,187 million, or 9.1%, as compared to 2004. The total revenues of the segment of €14,215 million comprised revenues from its Italian operations of €13,376 million, revenues from its international operations of €914 million and eliminations for intrasegment sales of €75 million, which mainly related to sales of fuel by Enel Trade to our international generation companies. The overall increase in the segment’s revenues was primarily attributable to a €930 million, or 7.5%, increase, in revenues from the segment’s operations in Italy prior to intrasegment eliminations, and a €292 million, or 46.9%, increase in revenues from international operations prior to intrasegment eliminations.
      The increase in revenues from Italian activities mainly reflected a €624 million, or 7.5%, increase in revenues earned by Enel Produzione from electricity sales (including revenues from dispatching services), a €587 million, or 41.8%, increase in revenues from electricity sales by Enel Trade, primarily in connection with trading activities in the international market, the recognition in 2005 of €338 million related to services provided to the GRTN and Terna for the period 2002-2004, a €311 million increase in net gains from commodity risk management, primarily resulting from contracts for differences with the Single Buyer, a €170 million, or 17.9%, increase in revenues from sales of natural gas to our Sales, Infrastructure and Networks Division and the fact that in 2005 we recorded €100 million relating to the reimbursement of certain charges incurred in 2002 and 2003 for the purchase of green certificates. These positive factors were offset in part by the fact that revenues from Italian activities of this segment in 2004 included revenues of €513 million related to stranded costs on our generation plants for the period 2000-2003, and by a decline of €448 million, or 50.1%, in revenues from sales of fuel to third parties, largely as a result of Enel Trade’s new focus on the supply of gas to Group companies and by the effects of Resolution No. 20/04 of the Energy Authority, pursuant to which we are required to reimburse €191 million as a reduction of the prices charged in the sale to distributors in March 2004.
      The €292 million increase in revenues from international operations prior to intrasegment eliminations reflected a €259 million increase in revenues earned by Enel Viesgo and a €40 million increase in revenues earned by EUFR (in each case, largely resulting from an increase in generation volumes and average sales prices).

Sales, Infrastructure and Networks
      The operating revenues of our Sales, Infrastructure and Networks segment, prior to intersegment eliminations, increased by €1,168 million, or 6.1%, as compared to 2004. The total revenues of the segment of €20,422 million comprised revenues from Italian electricity distribution and sales of €17,905 million, revenues from gas distribution and sales of €1,602 million, revenues from the segment’s international electricity operations of €913 million and eliminations for intrasegment sales of €2 million. The overall increase in the segment’s revenues was primarily attributable to a €431 million, or 2.5%, increase in revenues, prior to intrasegment eliminations, from electricity distribution and sales in Italy, a €522 million increase in revenues, prior to intrasegment eliminations from sales of electricity by the segment’s international operations, which more than doubled, and a €206 million, or 14.8%, increase in revenues, prior to intrasegment eliminations, from gas distribution and sales.
      The increase in Italian electricity revenues reflected a €553 million increase in revenues earned by Enel Distribuzione and Deval from electricity sales to end users, primarily due to the increase in the component of electricity tariffs linked to the market price for oil (please see “— Comparability of Information — Regulatory and Other Developments”). In addition, the increase in the Italian electricity revenues reflected a €168 million increase in revenues earned by Enel Energia as a result of both a higher volume of electricity sold and higher average prices, and a €89 million increase in capital gains on disposals, primarily due to the sale of our distribution network in the Province of Trento. These factors were partially offset by a €252 million decline in sales to resellers purchasing electricity for distribution on the regulated market as a result of the fact that, following the start of operations of the Single Buyer in April 2004, we no longer sell electricity to resellers for distribution on the regulated market (which sales accounted for €252 million in revenues in 2004). The overall increase was also reduced by a €135 million decrease in the revenues recorded in connection with the bonus scheme for continuity and quality of service performance, primarily attributable to the fact that in 2004 we had recorded revenues in connection with bonuses relating to services provided in both 2004 and 2003 (please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Tariff Structure” for a more detailed discussion of this mechanism) and a €41 million decrease in revenues from franchising activities.
      The €522 million increase in revenues from sales of electricity by our international operations was attributable to the first time consolidation of Enel Electrica Banat and Enel Electrica Dobrogea (which recorded €332 million in revenues), as well as to a €190 million increase in revenues earned by our Spanish subsidiaries.
      The €206 million increase in revenues from gas distribution and sales was primarily attributable to a €182 million, or 13.2%, increase in revenues from gas sales to end users reflecting increased sales prices.

Corporate
      The operating revenues of our Corporate segment, prior to intersegment eliminations, decreased by €546 million, or 33.1%, as compared to 2004. The decrease was largely attributable to the fact that in 2004 we had recorded €555 million in revenues corresponding to the amount of reimbursement we are entitled to receive in relation to costs we had incurred in the period 2000-2003 related to the Nigerian LNG contract following the approval of the decree about stranded costs mentioned above.

Services and Other Activities
      The operating revenues of our Services and Other Activities segment, prior to intersegment eliminations, decreased by €134 million, or 7.5%, as compared to 2004. Of the segment’s total of €1,660 million in operating revenues, prior to intersegment eliminations, €804 million were attributable to engineering and contracting, €86 million to real estate and related services and €820 million to other activities. Approximately 77.5% of these revenues were generated by transactions with other Group companies in 2005, as compared to 58.6% in 2004. Eliminations for intrasegment operations in 2005 were €50 million.
      The decrease in revenues from this segment’s operations was primarily due to a €169 million decrease in revenues, prior to intrasegment eliminations, from our engineering and contracting activities reflecting their shift in focus towards work on projects for other Group companies rather than third parties. Other negative factors included a decline of €36 million in revenues, prior to intrasegment eliminations, from real estate and related activities, reflecting the sale of NewReal on July 14, 2004. The overall decline was partially offset by a €60 million increase in revenues, prior to intrasegment eliminations, from our other activities, including, mainly, personnel administration, professional training services, factoring and water operations.

Eliminations
      Eliminations in operating revenues generally relate to intersegment sales (primarily of electricity and fuel) and services (primarily engineering and contracting). In 2005, eliminations decreased by €1,373 million, or

29.1%, as compared to 2004, mainly reflecting the fact that sales of electricity on the regulated market were made by our Generation and Energy Management segment to the Single Buyer during all of 2005, whereas, during the first quarter of 2004, such sales were made directly to our Sales, Infrastructure and Networks segment.

Operating Expenses
      The following table shows a breakdown of our operating expenses for each of the periods presented:

	Year Ended
	December 31,

	2004	2005

	(In millions of
	euro)
Operating expenses:
Personnel	€3,224	€2,762
Fuel for thermal generation	3,598	3,910
Fuel for trading and gas for resale to end users	1,795	1,604
Purchased power	10,380	14,321
Other operating expenses:
Services and rentals	3,106	3,057
Materials and supplies	1,027	798
Other	783	911
Capitalized expenses	(973)	(1,049)

Total	€22,940	€26,314
      As described in more detail below, our consolidated operating expenses for 2005 increased by €3,374 million, or 14.7%, as compared to 2004. Expressed as a percentage of operating revenues from our continuing operations, operating expenses were 77.3% in 2005, as compared to 74.0% in 2004. The increase in the absolute figure was primarily due to a €3,941 million, or 38.0%, increase in our expenses for purchased power, reflecting the fact that the 2005 results reflect a full year’s operation of the Italian power exchange, which was introduced on April 1, 2004. The overall increase also reflected a €312 million, or 8.7%, increase in costs for fuel for thermal generation, a €128 million, or 16.3%, increase in other costs and a €76 million, or 7.8%, increase in capitalized expenses. These increases were offset in part by declines of €462 million, or 14.3%, in costs for personnel, €229 million, or 22.3%, in costs for materials and supplies, €191 million, or 10.6%, in costs for fuel for trading and gas for resale to end users, and €49 million, or 1.6%, in costs for services and rentals.

Personnel
      Personnel costs decreased by €462 million, or 14.3%, as compared to 2004, primarily due to a €361 million decrease relating to early retirement incentives, as well as to a 3.8%, or 1,964 person, decline in the average number of employees during the period.

Fuel for thermal generation
      Costs for fuel for thermal generation increased by €312 million, or 8.7%, as compared to 2004, primarily reflecting a sharp increase in the average price of fuel, which was only partially offset by the decrease in the volume of electricity we produced from thermal sources in Italy and our use of a less expensive mix of fuels.

Fuel for trading and gas for resale to end users
      Costs for the purchase of fuel for trading and natural gas for sale to end users decreased by €191 million, or 10.6%. This decrease reflected the effect of a €416 million decline in costs for the purchase of fuel for trading, consistent with lower trading volumes, which was partially offset by a €225 million increase in costs for natural gas for resale to end users, reflecting the expansion of our gas operations.

Purchased power
      Purchased power costs increased by €3,941 million, or 38.0%, as the quantity of power purchased increased by 13.9%. The increase in purchased power costs primarily reflected the fact that the 2005 operating expenses reflect a full year’s operation of the Italian power exchange, which was introduced on April 1, 2004, following which our distribution companies purchase power for sales on the regulated market exclusively from the Single Buyer, rather than directly from our generation companies, and our generation companies purchase from third parties the electricity they use to power pumping at our hydroelectric plants.

Services and rentals
      Services and rentals costs decreased by €49 million, or 1.6%, primarily due to a €140 million decrease in costs relating to our engineering and construction activities. The impact of this decrease was partially offset by a €36 million increase in leasing and rental costs (mainly reflecting our July 2004 disposal of NewReal, from which we continue to lease certain real estate assets), a €23 million increase in services reflecting the first time consolidation of Enel Electrica Banat and Enel Electrica Dobrogea, a €14 million increase in fees for the use of water in power generation and a €11 million increase in costs for commercial services, primarily in our Sales, Infrastructure and Networks segment.

Materials and supplies
      Materials and supplies costs decreased by €229 million, or 22.3%, as compared to 2004, primarily due to a €149 million decline reflecting lower activities for third parties by our engineering and contracting unit.

Other costs
      Other costs increased by €128 million, or 16.3%, as compared to 2004, reflecting a cost of €228 million that we recorded in 2005 related to charges resulting from the fact that our CO2 emissions in 2005 exceeded the emissions quotas allocated to us pursuant to the Emission Trading Directive and Italian and Spanish implementing legislation. Please see “Item 4. Information on the Company — Regulatory Matters — Environmental Matters — CO2 Emissions” for a discussion of these limits on CO2 emissions.

Capitalized expenses
      Capitalized expenses increased by €76 million, or 7.8%, as compared to 2004, primarily reflecting higher levels of construction activity in our Generation and Energy Management segment.
      The following table shows a breakdown of our operating expenses by business segment for each of the periods presented.

	Year Ended
	December 31,

	2004	2005

	(In millions of
	euro)
Generation and Energy Management	€9,248	10,511
Sales, Infrastructure and Networks	15,724	16,685
Corporate	997	1,036
Services and Other Activities	1,580	1,411
Eliminations	(4,609)	(3,329)

Total	€22,940	€26,314

Generation and Energy Management
      In 2005, the operating expenses of our Generation and Energy Management segment (which primarily consist of costs for purchased power, fuel costs, fees paid to the GRTN and Terna, and personnel and maintenance costs for our power plants), increased by €1,263 million, or 13.7%, prior to intersegment eliminations, as compared to 2004. The segment’s total operating expenses of €10,511 million comprised expenses for Italian generation of €9,961 million, expenses for international generation of €624 million and eliminations for intrasegment operations of €74 million. The overall increase was primarily attributable to a €1,080 million, or 12.2%, increase, prior to intrasegment eliminations, in expenses for the segment’s Italian operations and a €217 million, or 53.3%, increase, prior to intrasegment eliminations, in expenses for its international operations.
      The increase at the segment’s Italian operations was mainly attributable to a €771 million, or 42.3%, increase in costs for purchased power, a €277 million, or 64.5%, increase in other costs (primarily reflecting charges for CO2 emissions in excess of the emissions quotas allocated to us in Italy) and a €124 million, or 2.4%, increase in expenses for fuel (primarily reflecting higher average prices). These factors were partially offset by a €154 million, or 22.0%, decrease in personnel costs.
      The increase in expenses for the segment’s international generation operations reflected the increased scope of their activities and primarily consisted of a €118 million increase in expenses for purchased power, which more than tripled, a €64 million, or 33.0%, increase in expenses for fuel for thermal generation and €46 million cost reflecting charges for CO2 emissions in excess of the emissions quotas allocated to us in Spain.

Sales, Infrastructure and Networks
      In 2005, the operating expenses of our Sales, Infrastructure and Networks segment (which primarily consist of purchases of power and natural gas and costs associated with running our distribution network), prior to intersegment eliminations, increased by €961 million, or 6.1%, as compared to 2004. The segment’s total operating expenses of €16,685 million comprised expenses of Italian electricity activities of €14,602 million, expenses of gas distribution and sales of €1,360 million, expenses of the segment’s international electricity operations of €721 million and eliminations for intrasegment operations of €2 million. The overall increase in the segment’s expenses was primarily attributable to a €407 million increase in expenses, prior to intrasegment eliminations, for the segment’s international operations, which more than doubled, a €356 million, or 2.5%, increase in expenses for electricity activities in Italy and a €189 million, or 16.1%, increase in expenses, prior to intrasegment eliminations, for gas activities.
      The increase in expenses for electricity activities in Italy primarily reflected a €826 million, or 8.3%, increase in costs for purchased power (largely due to higher average purchase prices and higher volumes purchased for the regulated market). This factor was partially offset by a €353 million decrease in costs for personnel, a €90 million decrease in costs for materials and supplies (reflecting a decreased level of construction on our Italian electricity distribution network) and a €34 million decrease in costs for services and rentals.
      The increase for expenses at the segment’s international operations was primarily attributable to a €325 million increase in costs for purchased power (reflecting the first time consolidation of Enel Electrica Banat and Enel Electrica Dobrogea — which recorded an aggregate of €194 million in such expenses — and increased purchase volumes at the segment’s Spanish operations) and a €23 million increase in services reflecting the first time consolidation of Enel Electrica Banat and Enel Electrica Dobrogea.
      The increase in expenses for gas activities was primarily attributable to a €169 million increase in costs for gas purchased for resale to end users (reflecting higher prices), and a €24 million increase in costs for services and rentals.

Corporate
      In 2005, the operating expenses for our Corporate segment, prior to intersegment eliminations, increased by €39 million, or 3.9%, as compared to 2004, primarily due to a €29 million increase in costs for services and rentals and a €27 million increase in costs for the purchase of electricity (reflecting higher prices). These factors were offset in part by a €18 million decrease in costs for personnel.

Services and Other Activities
      In 2005, the operating expenses of our Services and Other Activities segment, prior to intersegment eliminations, decreased by €169 million, or 10.7%, as compared to 2004, primarily reflecting a €171 million decrease in costs at our engineering and contracting operations, reflecting their refocused activities. The overall decline in this segment’s expenses also reflected a €16 million decrease in costs at our real estate activities, primarily reflecting the sale of NewReal. Operating expenses for other activities (such as personnel administration, professional training services, factoring and water activities) increased by €6 million. Eliminations for intrasegment operations in 2005 were €50 million (€61 million in 2004).

Eliminations
      Eliminations for operating expenses principally consist of the elimination of intersegment electricity and fuel purchases and costs for the provision of intersegment services. In 2005, the decrease in eliminations of €1,280 million, or 27.8%, as compared to 2004, mainly reflected the fact that since the introduction of the Single Buyer in April 2004, our Sales, Infrastructure and Networks segment purchases most of the electricity it sells directly from the Single Buyer, rather than from our Generation and Energy Management segment.

Depreciation, Amortization and Impairment
      The following table shows depreciation, amortization and impairment expenses for each of our business segments for each of the periods presented:

	Year Ended
	December 31,

	2004	2005

	(In millions of
	euro)
Generation and Energy Management	€1,249	1,139
Sales, Infrastructure and Networks	837	959
Corporate	5	14
Services and Other Activities	108	95
Eliminations	2	0

Total	€2,201	2,207
      Depreciation, amortization and impairment expenses in 2005 increased by €6 million, or 0.3%, as compared to 2004. The increase primarily reflected a €122 million increase in such expenses at our Sales, Infrastructure and Networks segment that was primarily due to a €93 million increase related to the Italian electricity operations of the segment, a €18 million increase related to the international operations of the segment (mainly reflecting the first time consolidation of Enel Electrica Banat and Enel Electrica Dobrogea) and a €11 million increase related to our gas distribution and sales activity. These factors were partially offset by a €110 million decrease in depreciation, amortization and impairment expenses at our Generation and Energy Management segment (primarily arising from the upward revision of our estimates of the useful lives of certain assets, as described in “The Electricity Market Regulatory Framework — Comparability of Information — Regulatory and Other Developments” above (see also “The Electricity Market Regulatory Framework — Critical Accounting Policies”)).

Operating Income
      The following table shows operating income for each of our business segments for the periods presented:

	Year Ended
	December 31,

	2004	2005

	(In millions of
	euro)
Generation and Energy Management	€2,531	€2,565
Sales, Infrastructure and Networks	2,693	2,778
Corporate	647	53
Services and Other Activities	106	154
Eliminations	(107)	(12)

Total	€5,870	€5,538
      Operating income decreased by €332 million, or 5.7%, as compared to 2004, reflecting a €594 million decrease in the operating income earned by our Corporate segment, which was only partially offset by increases in the operating income earned by our Sales, Infrastructure and Networks, Generation and Energy Management and Services and Other Activities segments.

Generation and Energy Management
      The operating income of our Generation and Energy Management segment, prior to intersegment eliminations, increased by €34 million, or 1.3%, as compared to 2004. The segment’s operating income comprised operating income from Italian generation operations of €2,403 million and operating income from international operations of €162 million. The overall increase in the segment’s operating income reflected a €66 million, or 68.8%, increase in operating income from its international generation operations that was partially offset by a €32 million, or 1.3%, decrease in operating income from its Italian generation operations.
      The decrease in operating income from Italian generation activities primarily reflected the fact that revenues from Italian activities of this segment in 2004 included €513 million related to stranded costs on our generation plants for the period 2000-2003, the effect of the €191 million we are required to reimburse pursuant to the Resolution No. 20/04 of the Energy Authority (as explained above) and a €182 million charge in 2005 for CO2 emissions in excess of the emissions quotas allocated to us. This decrease was partially offset by the effect of the €338 million revenues related to services provided in the period 2002-2004 (as explained above), a €311 million increase in net income from commodity risk management, a €115 million decrease in depreciation, amortization and impairment primarily due to the upward revision of our estimates of the useful lives of certain power plants and €100 million revenues relating to the reimbursement of certain charges incurred in 2002 and 2003.
      The increase in operating income generated by the international generation operations of the segment was primarily attributable to a €31 million increase in operating income at Enel Viesgo and a €25 million increase in operating income at EUFR.

Sales, Infrastructure and Networks
      The operating income of our Sales, Infrastructure and Networks segment, prior to intersegment eliminations, increased by €85 million, or 3.2%, as compared to 2004. Total operating income of the segment comprised €2,487 million of operating income from Italian electricity distribution and sales, €143 million of operating income from international operations, and €148 million of operating income from gas distribution and sales.
      The overall increase in the segment’s operating income was primarily attributable to a €97 million increase in operating income from international electricity distribution and sales operations (which more than doubled), mainly due to the first time consolidation of Enel Electrica Banat and Enel Electrica Dobrogea (which recorded aggregate operating income of €70 million). The overall increase also reflected a €6 million, or 4.2%, increase in the operating income from gas distribution and sales. These factors were offset in part by a €18 million decrease in operating income from Italian electricity distribution and sales.

Corporate
      The operating income of our Corporate segment, prior to intersegment eliminations, decreased by €594 million, or 91.8%, as compared to 2004, mainly due to the fact that in 2004 we had recorded €555 million in revenues corresponding to the amount of reimbursement we were entitled to receive in relation to costs we had incurred in the period 2000-2003 related to the Nigerian LNG contract following the approval of decree about stranded costs mentioned above.

Services and Other Activities
      The operating income of our Services and Other Activities segment, prior to intersegment eliminations, increased by €48 million, or 45.3%, as compared to 2004. The overall increase reflected a general increase in income from the segment’s businesses other than real estate which recorded a €12 million decline, mainly reflecting the deconsolidation of NewReal, as of July 14, 2004.

Eliminations
      Intersegment eliminations for operating income mainly related to income from our engineering and contracting activities arising from transactions with companies in our Generation and Energy Management segment.

Financial Income/ Expense and Income/ Expenses from Investments
      Net financial expenses and net expenses from investments (which relate to our investments not accounted for using the equity method) decreased by €113 million, or 13.7% (from €827 million in 2004 to €714 million in 2005). The decrease was primarily attributable to a €97 million decrease in our net financial expenses, reflecting a decrease in the average amount of our net financial debt over the period. Please see “— Liquidity and Capital Resources — Capital Resources” for additional information about our debt in 2005.

Income/ Expense from Investments Accounted For Using The Equity Method
      Expenses from investments increased by €5 million, or 20.0% (from €25 million in 2004 to €30 million in 2005). The increase primarily reflected the impact of the equity method evaluation of Wind and of the fair value valuation of our put option in connection with Wind’s shares, which accounted for a net expense of €37 million. You should read note 9 to our consolidated financial statements for additional information on income/expense from investments accounted for using the equity method.

Income Taxes
      The following table shows a breakdown of our income tax expenses for the periods indicated.

	Year Ended
	December 31,

	2004	2005

	(In millions of
	euro)
Current taxes	1,328	1,398
Difference on estimated income tax from prior years	(14)	14
Deferred tax assets	459	277
Deferred tax liabilities	343	245

Total	2,116	1,934
      Estimated income tax expenses from our continuing operations decreased by €182 million, or 8.6%, compared to 2004, from €2,116 million to €1,934 million. The decrease was mainly attributable to a €182 million decrease in deferred tax assets primarily relating to accruals to provisions for risk and charges and impairment losses with deferred deductibility, a €98 million decrease in deferred tax liabilities mainly due to the reduction of depreciation charged for tax purposes including accelerated depreciation and impairment of investments and a €70 million increase in current taxes due to higher income before taxes. The decrease in income tax from continuing operations was partially offset by a €21 million increase in foreign income taxes, which amounted to €43 million in 2005, as compared to €22 million in 2004.
      You should read note 10 to consolidated financial statements for more details on our income taxes and effective tax rate.

Income/loss from discontinued operations
      We recorded income from discontinued operations of €1,272 million in 2005, as compared to a loss of €155 million in 2004. The increase primarily reflected the fact that in 2004 we recorded a loss primarily due a €1,671 million impairment on our stake in Wind. Please see “Item 4 Information on the Company — Business — Overview — Discontinued Operations” and “— Business Segments — Outlook — Sale of Wind” for additional information on this impairment. The impact of this factor in 2004 was only partially offset by the capital gain of €812 million we recorded on disposal of a 50% stake in Terna. The 2005 increase also reflected a capital gain in 2005 of €1,153 million on disposals (mainly reflecting our disposal of a 43.85% stake in Terna).

Net income
      Net income represents our income from continuing operations after taxes plus income from discontinued operations after taxes minus minority stockholders’ interest. Net income increased by €1,264 million, or 48.0%, from €2,631 million in 2004 to €3,895 million in 2005. This increase was primarily due to a €1,427 million increase in income from discontinued operations, a €113 million decrease in net financial expenses and expenses from investments and a €182 million decrease in our income taxes. The positive effects of these factors on our net income were partially offset by a €332 million decrease in our operating income and a €5 million increase in the expenses in investments accounted for using the equity method. The change in the result attributable to minority interests (from €116 million in 2004 to €237 million in 2005) primarily reflected our sale of Terna.
Inflation
      The tariffs for sales of electricity in effect over the periods covered by the financial statements included in this annual report were not adjusted for inflation. Inflation in Italy was 2.2% in 2004, and 1.9% in 2005. As a result, the real value of the tariffs decreased over time.
U.S. GAAP Reconciliation
      We have prepared our consolidated financial statements in accordance with IFRS, which differ in certain respects from U.S. GAAP. The principal differences between IFRS and U.S. GAAP, as applied to our consolidated financial statements, relate to the following:

•	Fixed assets and related depreciation;

•	Capitalized interest and related depreciation;

•	Customers’ connection fees;

•	Pension and employee termination accounting;

•	Other post-retirement benefits accounting;

•	Early retirement program;

•	Goodwill, impairment and related amortization;

•	Intangible assets;

•	Asset retirement obligations;

•	Gain on sale of real estate businesses;

•	Stock option compensation expense;

•	Accounting for income taxes; and

•	Investment in equity securities.
      You should read note 21 to our consolidated financial statements for a more detailed discussion of the principal differences between IFRS and U.S. GAAP that affect our consolidated financial statements and for a reconciliation of net income and shareholders’ equity between IFRS and U.S. GAAP; and note 22 to our consolidated financial statements for additional U.S. GAAP disclosures.
      Our consolidated net income under U.S. GAAP was approximately €1,031 million in 2004 and €4,698 million in 2005, as compared to consolidated net income under IFRS of €2,631 million in 2004 and €3,895 million in 2005. Our shareholders’ equity under U.S. GAAP was €15,697 million at December 31, 2004 and €17,638 million in at December 31, 2005, as compared with shareholders’ equity under IFRS of €17,953 million at December 31, 2004 and €19,057 million at December 31, 2005.

Critical Accounting Policies under U.S. GAAP
      In addition to the critical accounting policies discussed above under “The Electricity Market Regulatory Framework — Critical Accounting Policies,” management considers that the following critical accounting policies in the reconciliation of net income and shareholders’ equity between IFRS and U.S. GAAP require reliance upon significant judgments, estimates and assumptions.
      Recoverability of goodwill. For U.S. GAAP, we adopted the provisions of Statement of Financial Accounting Standard SFAS No. 142 (FASB 142), “Goodwill and Other Intangible Assets,” as of January 1, 2002, which did not result in any impairment as of that date. SFAS 142 requires that goodwill and intangible assets with indefinite useful lives no longer be amortized and that goodwill be tested for impairment at least annually (and between annual tests when certain triggering events occur) using a two-step approach at the reporting unit level. Reporting units may be tested at different times during the year. The first step involves comparing the fair value of the reporting unit to its book value, including goodwill and intangible assets. The determination of fair value of each reporting unit is based on the present value of future cash flows and requires significant judgment. If the fair value of the reporting unit is less than its book value, a second step is required to be performed comparing the implied fair values to the book values of the reporting units’ goodwill. The implied fair value of the goodwill is the difference between the fair value of the reporting unit and the net fair values of the recognized and unrecognized intangible identifiable assets and liabilities of the reporting unit. The fair value of intangible assets with indefinite lives is determined based on expected discounted future cash flows. If the fair value of goodwill and other intangible assets with indefinite lives are less than their book values, the differences are recorded as impairment charges. With regard to our telecommunications reporting unit, the annual impairment test which was performed at June 30, 2002, resulted in us recording impairment charges of €2,336 million under U.S. GAAP related to goodwill during the year ended December 31, 2002. No such impairment resulted from the similar testing performed in 2003. The annual impairment test performed at June 30, 2004 did not result in an impairment. However, due to a change in circumstances that we believed would more likely than not reduce the fair value of the reporting unit below its carrying amount, we performed a new impairment test at December 31, 2004, which resulted in the recording of impairment charges under U.S. GAAP of €3,393 million.
      Accounting for derivatives. In 1998, the Financial Accounting Standards Board (FASB), issued SFAS 133, “Accounting for Derivative Instruments and Hedging Activities.” SFAS 133 was later amended by SFAS 137 and 138 (collectively referred to as SFAS 133). For U.S. GAAP purposes only, we use the criteria in SFAS 133, as amended and interpreted, to determine if certain contracts must be accounted for as derivative instruments. The rules for determining whether a contract meets the criteria for derivative accounting are numerous and complex. As a result, significant judgment is required to determine whether a contract requires derivative accounting, and similar contracts can sometimes be accounted for differently. The types of contracts we currently account for as derivative instruments are interest rate swaps and locks, foreign currency exchange contracts, call options and swaps. We do not account for electric capacity, gas supply contracts, or purchase orders for numerous supply items as derivatives. If a contract must be accounted for as a derivative instrument, the contract is recorded as either an asset or a liability in the financial statements at the fair value of the contract. Any difference between the recorded book value and the fair value is reported either in earnings or in other comprehensive income depending on certain qualifying criteria. The recorded fair value of the contract is then adjusted quarterly to reflect any change in the market value of the contract. In order to value the contracts that are accounted for as derivative instruments, we use a combination of market quoted prices and mathematical models. Option models require various inputs, including forward prices, volatilities, interest rates and exercise periods. Changes in forward prices or volatilities could significantly change the calculated fair value of the call option contracts. The models we use have been tested against market quotes to ensure consistency between model outputs and market quotes. For derivative instruments to qualify for hedge accounting under SFAS 133, the hedging relationship must be formally documented at inception and be highly effective in achieving offsetting cash flows or offsetting changes in fair value attributable to the risk being hedged. If hedging a forecasted transaction, the forecasted transaction must be probable. If a derivative instrument used as a cash flow hedge is terminated early because it is probable that a forecasted transaction will not occur, any gain or loss as of such date is immediately recognized in earnings. If a derivative instrument used as a cash flow hedge is terminated early for other economic reasons, any gain or loss as of the termination date is deferred and recorded when the forecasted transaction affects earnings.
      Recoverability of intangible assets and other long-term assets. Under U.S. GAAP, in order to test the recoverability of intangible assets and other long term assets, we apply SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” We estimate the useful lives of intangible and other long-term assets based on the nature of the asset, historical experience and the terms of any related supply contracts. We test for impairment by comparing the sum of the future undiscounted cash flows expected to be received or derived from an asset or a group of assets to their carrying value. If the carrying value exceeds the future undiscounted cash flows, the impairment is measured using an estimation of the assets’ fair value, primarily using a discounted cash flow method. The identification of indicators of impairment, the estimation of future cash flow and the determination of fair values for assets or groups of assets require management to make significant judgments concerning the identification and validation of impairment indicators, expected cash flows and appropriate discount rates. A significant change to these assumptions could impact the estimated useful lives or valuation of intangible and other long-term assets resulting in a change to amortization expense and impairment charges.

New U.S. GAAP Accounting Standards
      In addition to the critical accounting policies discussed above under “The Electricity Market Regulatory Framework — Critical Accounting Policies” and “— Critical Accounting Policies under U.S. GAAP,” our future U.S. GAAP results will be affected by a number of new accounting standards that have been recently issued.
      Variable interest entities. In March 2005 the FASB issued a Staff Position No. FIN 46 (R)-5 addressing whether reporting enterprise should consider if it holds also an implicit variable interest in a variable interest entity or potential variable interest entity. An implicit interest is an implied pecuniary interest in an entity that changes in the fair value of entity’s net assets exclusive of variable interest. The determination of whether and implicit variable interest exists is a matter of judgment that depends on the relevant facts and circumstances. For entities to which Interpretation 46 (R) has been applied, the guidance in this FSP shall be applied in the first reporting period beginning after March 3, 2005. For entities to which Interpretation 46 (R) has not been applied, the guidance in this FSP shall be applied in accordance with the effective date and transition provisions of Interpretation 46 (R).
      In June 2005, the emerging issues task force has reached a consensus on EITF 04-5, Determining whether a General Partner, or General Partners as a group, controls a Limited Partnership or similar entity when the limited partners have certain rights. General Partner is presumed to control limited partnership regardless of its ownership interest. Presumption of control by the general partner is overcome if (a) the limited partners have the substantive ability to liquidate partnership or (b) the limited partners have substantive participating rights. In July 2005, the FASB amended AICPA Statement of Position 78-9 with FSP No. SOP 78-9-1 to be consistent with the consensus in EITF 04-5. The consensus is effective for all new limited partnership subsequent to June 29, 2005 and for the first reporting period beginning after December 15, 2005 for all other limited partnerships. We do not believe that the adoption of EITF 04-5 will have a significant impact on our consolidated financial statements.
      Financial instruments with characteristics of both liabilities and equity. In June 2005, the FASB Staff issued the FASB Staff Position FAS 150-5 to address whether freestanding warrants or other similar instruments on shares that are redeemable would be subject to the requirement of FASB Statement No. 150, regardless of the timing of the redemption feature or the redemption price. The guidance on this FSP shall be applied to the first reporting period beginning after June 30, 2005. The adoption of this FSP is expected not to have a significant impact on our consolidated financial statements.
      Other than temporary impairment of investments. In March 2004, the EITF reached a consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” EITF 03-1 addresses the meaning of other than temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method. A consensus was reached on how to evaluate when an impairment of securities or investments is other than temporary. A previous consensus in November 2003 addressed certain quantitative and qualitative disclosures about unrealized losses pertaining to debt and equity securities classified as available-for-sale or held-to-maturity. In September 2004, the FASB delayed the effective date for application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired until additional guidance is issued. In November 2005, the FASB issued FSP FAS 115-1/124-1. This FASB Staff Position nullifies certain requirements of Issue 03-1 and carries forward some other requirements from the same Issue. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. Certain disclosure requirements from EITF 03-1 are still in effect.
      Guidance in Determining Whether to Report Discontinued Operations. In November 2004, the EITF reached a consensus on EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB No. 144 in Determining Whether to Report Discontinued Operations.” EITF 03-13 addresses how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity, and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. If continuing cash flows are determined to be direct, then the cash flows have not been eliminated and the operations of the component should not be presented as discontinued operations. If continuing cash flows are determined to be indirect, then the cash flows are considered to be eliminated and the operations of the component should be presented as discontinued operations. In order to determine the significance of the continuing involvement, consideration must be given to the ability to influence the operating and or financial policies of the disposed component, as well as the retention of risk or the ability to obtain benefits. We applied the provisions of EITF 03-13 to components of an enterprise that are either disposed of or classified a held for sale beginning January 1, 2005, and consequently we did not present the disposal of Wind and Terna as discontinued operations.
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
      SFAS No. 123(R) must be adopted by us no later than January 1, 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. We do not believe that the adoption of SFAS No. 123(R) will have a significant impact on our consolidated financial statements.

      Exchanges of Nonmonetary Assets. In December 2004, the FASB issued SFAS Statement No. 153, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for us for nonmonetary asset exchanges occurring on or after January 1, 2006. We are still evaluating the impact on our financial statements.
      Determining the Amortization period for leasehold improvements. In June 2005, the EITF reached a consensus on EITF 05-6, Determining the amortization period for leasehold improvements. The issue is how to determine the amortization period for leasehold improvements acquired subsequent to inception of lease, including leasehold improvement acquired in a business combination. For both cases the Task Force reached the consensus that the leasehold improvements acquired should be amortized over the shorter of the useful life of the assets and the hypothetical lease term. This consensus does not apply to preexisting improvements and it is effective for reporting periods beginning after June 29, 2005. We do not believe that the adoption of EITF 05-6 will have a significant impact on our consolidated financial statements.
      Accounting for Accumulated Other Comprehensive Income. In July 2005, the Board issued FASB Staff Position APB 18-1: Accounting by an investor for its proportionate share of Accumulated Other Comprehensive Income of an investee accounted for under the Equity Method in accordance with APB 18 upon a loss of significant influence. The Board believes that an investor’s proportionate share of an investee’s equity adjustments for OCI should be offset against the carrying value of the investment at the time significant influence is lost. The guidance on this FSP is effective as of the first reporting period beginning after July 12, 2005. We do not believe that the adoption of SFAS 154 will have a significant impact on our consolidated financial statements.
Liquidity and Capital Resources

Cash Flow Analysis
      The main factor that affected the comparability of our cash flows in 2005 and 2004 is the fact that our cash flow for 2005 reflected the cash flows of Wind and Terna until the date on which we deconsolidated these companies (August 11 and September 15, 2005, respectively), while our cash flow for 2004 reflected cash flows of these companies for the whole year. Please see “Item 4. Information on the Company — Business — Discontinued Operations” and note 5 to our consolidated financial statements for additional information about the transactions which resulted in the deconsolidation of these companies.
      Our primary source of liquidity is cash generated from operations. Net cash provided by operating activities was €5,693 million in 2005, as compared to €4,835 million in 2004. The increase of €858 million, or 17.7%, was primarily attributable to a €459 million decrease in taxes paid, primarily reflecting the fact that in 2004 we paid an aggregate of €579 million relating to taxes on freeing-up of reserves, revaluation of assets and tax amnesties, and a €408 million decrease in interest and other financial expense paid, primarily attributable to a decrease in average financial indebtedness due to the deconsolidation of Wind and Terna.
      Net cash provided by investing activities was €1,092 million in 2005, as compared to €1,953 million of cash used in investment activities in 2004. The change was primarily attributable to a €2,711 million increase in cash provided by disposals of entities (net of cash and cash equivalents), primarily reflecting our disposal of a 62.75% stake in Wind and of a 43.85% stake in Terna, which accounted for €2,938 million (net of €48 million in cash and cash equivalents sold) and €1,518 million (net of €365 million in cash and cash equivalents sold) respectively. Our sale of a 50% stake in Terna had a positive cash effect of €1,700 million in 2004. The change also reflected a €501 million decrease in investments in property, plant and equipment, primarily due to the deconsolidation of Wind and Terna, a €163 million increase in cash from the disposal of entities, attributable to the sale of electricity distribution networks, a €155 million increase in cash from minor investments in other activities, from €66 million in 2004 to €221 million in 2005, mainly due to ordinary divestments for €189 million and to the disposal of certain minor companies of the Service and Other Activities Segment for €39 million, and a €76 million decrease in investment in intangible assets, primarily due to the deconsolidation of Wind and Terna. These positive factors were partially offset by a €398 million increase in investment in entities, mainly due to the acquisitions (for an aggregate of €524 million, net of €110 million of cash and cash equivalents) of a 5.2% stake in Weather for €305 million, a 66% stake in Slovenské Elecktrarne for €168 million, a 51% stake in each of Enel Electrica Banat and Enel Electrica Dobrogea for €116 million and the purchase of some gas companies for an aggregate of €23 million. Cash and cash equivalents relating to the purchase of entities are primarily attributable to Enel Electrica Banat and Enel Electrica Dobrogea. Please see note 3 of our notes to consolidated financial statements for additional information on the effect of these acquisition on our cash flow.
      Net cash used in financing activities was €6,654 million in 2005, as compared to €2,966 million in 2004. The increase of €3,688 million was primarily attributable to a €2,227 million decrease in new financing and a €2,336 million decrease in repayments and other changes, that were primarily due to the deconsolidation of Wind and Terna. The increase was partially offset by a €784 million decrease in dividends paid (which also included interim dividends paid) and by a €98 million change in increase in share capital and reserves due to exercise of stock options.
      The overall result of these cash flows was a €145 million increase in cash and cash equivalents, as compared to a €89 million decrease in 2004.
      We met our cash requirements for our investing activities and financing activities primarily through cash generated from operations.

Capital Resources
      We manage our financing requirements through our centralized treasury department. Most of the financing transactions of our divisions are centralized and netted at the Group level in order to reduce our overall debt and interest expense. As a general rule, external financing is incurred at the parent company level (either directly by Enel or through a treasury vehicle with a guarantee from Enel) in the form of bonds and other debt securities, bank loans and lines of credit. Our treasury department then makes cash available to Group companies on an as needed basis through intercompany loans or current-account arrangements. In limited circumstances, financings are undertaken directly by our subsidiaries, including subsidized loans granted by the European Investment Bank to our operating subsidiaries to finance a specific project. We also issue bonds and commercial paper through a treasury vehicle (which was Enel Investment Holding BV until November 2005 and is now Enel Finance International SA). The principal goals of our treasury operations are to maximize financing efficiency and minimize structural subordination issues that would arise if significant external debt was held at the operating subsidiary level, as well as optimizing cash flows for all the companies of the Group on a daily basis.
      At December 31, 2005, our outstanding long-term debt, including current maturities, was €11,985 million, as compared to €21,822 million at December 31, 2004. The decrease of €9,837 million, or 45.1%, was primarily attributable to the deconsolidation of Wind and Terna. Repayments of long-term debt in 2005 totaled €3,658 million, and were primarily comprised of payments at scheduled maturities, including those of a fixed-rate bond issued by Enel S.p.A. with a total principal amount of €750 million and drawdowns under floating rate revolving bank facility of Enel with a total principal amount of €1,430 million. The decrease was partially offset by new loans with a total principal amount of €664 million, the issue of a 7-year fixed-rate bond by Enel with a total principal amount of €600 million, the issue of a 7-year floating rate bond by Enel with a total principal amount of €400 million and the drawdown under our revolving credit facility of €100 million.
      At December 31, 2005, our outstanding short-term debt was €1,362 million, as compared to €5,240 million at December 31, 2004. The decrease of €3,878 million, or 74.0%, reflected a €2,211 million decrease in the outstanding amount of commercial paper, a €400 million decrease in funds drawn on our revolving credit lines, a €1,192 million decrease in the amount of other short-term financings and a decrease of €75 million in other short-term financial loans. You should read notes 13 and 14 to our consolidated financial statements for a further discussion of our long-term and short-term debt, including information on maturity profiles, relevant covenants, and other restrictions on their use.
      At December 31, 2005, our net financial indebtedness, which we calculate on the basis of our short and long-term debt (including current maturities), less long-term guarantee deposits, cash at banks and marketable securities, factoring receivables and finance receivables from associated companies, was €12,396 million, comprised of net long-term debt of €11,919 million (including current maturities) and net short-term debt of

€477 million. The decrease in net financial indebtedness of €12,302 million, or 49.8%, as compared to €24,698 million at December 31, 2004, reflected the combination of a €8,305 million decrease in our net long-term debt and a €3,997 million decrease in our net short-term debt. The decrease in our net financial indebtedness is primarily due to the deconsolidation of Wind and Terna, following the disposal of a 62.75% stake in Wind and a 43.85% stake in Terna.
      Although net financial indebtedness is a non-GAAP measure, it is widely used by Italian financial institutions and securities analysts to assess a company’s liquidity and the adequacy of its financial structure. We therefore believe it is useful to provide this information to investors together with, and not in lieu of, the analysis of our outstanding debt under IFRS provided above. The following table details our net financial indebtedness at December 31, 2004 and 2005, and provides a reconciliation of this non-GAAP measure to “cash at banks and marketable securities” the most directly comparable GAAP measure appearing in our consolidated statements of cash flows. The parenthetical references to notes following particular line items in the table are to the specific notes to our consolidated financial statements included in Item 18 where these line items are presented in greater detail.

	At December 31,

	2004	2005

	(In millions of
	euro)
Cash at banks and marketable securities (note 2)	(364)	(508)
Factoring receivables (note 4)	(391)	(374)
Other finance receivables	(11)	(3)
Total	(766)	(885)
Short-term debt (note 10):
Bank loans
— Use of revolving credit lines	400	0
— Other short-term bank debt	2,162	970
Total bank loans	2,562	970
Commercial paper	2,487	276
Other short-term financial loans	191	116
Total short-term debt	5,240	1,362
Net short-term debt	4,474	477
Long-term debt (including current maturities) (note 10):
Bank loans	11,672	3,195
Bonds	9,776	8,599
Other loans	374	191
Total Long-Term Debt (including current maturities)	22,822	11,985
Long-term receivables	(1,598)	(66)
Net Long-Term Debt (including current maturities)	20,224	11,919
Net Financial Indebtedness	24,698	12,396
      We maintain committed lines of credit for €6,325 million (€6,225 million of which were unused as of December 31, 2005) and uncommitted lines of credit and other short-term borrowing agreements with banks in Italy and Spain with maximum borrowing limits aggregating €3,368 million as of December 31, 2005 (€2,398 million of which were unused as of that date). In November 2005, we entered into a new 5-year revolving committed line of credit for €5,000 million, replacing a previous €3,000 million line of credit entered into in December 2003 (of which €1,000 million was available for only one year and €2,000 million was available for five years). The new line, which is available on a revolving basis until December 2010 with an option to extend it year by year had not been utilized, as of December 31, 2005. The weighted average interest rate on our short-term borrowings was approximately 2.51% as of December 31, 2005, as compared to approximately 2.21% as of

December 31, 2004. We believe that our bank facilities, together with our portfolio of cash and cash equivalents, are sufficient to meet our present working capital needs.
      At December 31, 2005, only 4.0% of our long-term debt (including current maturities) was denominated in currencies other than the euro, including the equivalent of €263 million of long-term debt which relates to our operating subsidiaries in North America and Central and South America that is primarily denominated in U.S. dollars. At the same date, 12.2% of our long-term debt was guaranteed as to principal and interest by the Italian government. At December 31, 2005, 48.6% of our long-term debt bore interest at floating rates and 51.4% bore interest at fixed rates. To improve our mix of floating and fixed-rate obligations, we have entered into certain interest rate hedging transactions, particularly interest rate swaps, swaptions and collars. Taking these hedging positions into account, we have estimated that we are exposed to interest rate fluctuations with respect to approximately 16.2% of our outstanding long-term debt. Please see “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Price Risk Management and Market Risk Information” for a more detailed discussion of our hedging policies. Without giving effect to these arrangements, we estimate that the weighted average interest rate on our outstanding long-term debt as of December 31, 2005 was approximately 3.9%, as compared to approximately 3.8% as of December 31, 2004.
      On November 15, 2005, we renewed our Euro medium-term note program and substituted Enel Investment Holding BV with Enel Finance International SA as second issuer under this program (with the guarantee of Enel). The program has a maximum aggregate authorized amount that may be outstanding at one time of €10,000 million. The terms of this program allow both Enel and our finance subsidiary Enel Finance International SA, with the guarantee of Enel, to issue bonds to retail investors in Italy and certain countries outside of the United States and to institutional investors (including qualified institutional buyers in the United States). In 2002, Enel issued 11 series of euro-denominated bonds with an aggregate principal amount of €617 million and three Japanese yen-denominated series of bonds with an aggregate principal amount equivalent to €118 million at the date of issue. In 2003, Enel Investment Holding BV issued nine series of euro-denominated bonds with an aggregate principal amount of €780 million, one series of British pound-denominated bonds with a principal amount of British pounds 40 million (equivalent to €58 million at the date of issue), and Enel issued €750 million of 4.75% fixed-rate fifteen-year bonds and €750 million of 4.25% fixed-rate ten-year bonds. In 2004, Enel issued €750 million of 4.125% fixed-rate seven-year bonds and €750 million of 5.25% fixed-rate twenty-year bonds, and Enel Investment Holding BV issued one series of 5.6% fixed-rate twenty-five year euro-denominated bonds with a principal amount of €150 million. Finally, in 2005, Enel issued €400 million of floating rate Euribor plus 0.1% seven-year bonds and €600 million of 3.625% fixed-rate seven-year bonds. As of December 31, 2005, an aggregate of €4,723 million in principal amount of notes was outstanding under our euro medium-term note program. The currency risk relating to the placement of the Japanese yen-denominated bonds and the British pound-denominated bonds has been hedged through currency swaps entered into at the date of the issue. Please see “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Price Risk Management and Market Risk Information” for a more detailed discussion of our hedging policies. You should see notes 13 and 14 to our financial statements for additional information about our debt securities, including maturities.
      At December 31, 2005, a total of €276 million in commercial paper issued by our subsidiary Enel Investment Holding BV with the guarantee of Enel was outstanding under a multi-currency program with an aggregate authorized amount of €2,500 million. In November 2005, such program was modified, increasing the aggregate amount up to €4,000 million and replacing Enel Investment Holding BV with Enel Finance International SA as issuer of commercial paper, maintaining Enel as guarantor. Of this outstanding amount, €240 million was denominated in Euro and €36 million in British pounds. We have entered into currency swaps to hedge foreign exchange risk in connection with the portion of this debt denominated in currency other than the Euro.
      Our borrowing requirements are not seasonal.
      We use short-term borrowing facilities in order to finance our working capital needs, aiming at ensuring flexible and cost-effective financing for all companies of the Group.

      The following table shows the ratings of our short-term debt and long-term debt according to Standard & Poor’s and Moody’s Investors Service at June 26, 2006.

	Long-Term	Short-Term
Rating Agency	Debt	Debt	Outlook

Standard & Poor’s	A+	A-1	Negative
Moody’s Investors Service	Aa3	P-1	Stable

Future Liquidity and Capital Resources
      The Group has adopted formal policies and decision-making processes aimed at optimizing the Group’s overall financial situation and its allocation of financial resources, cash management processes and financial risk management, as well as ensuring sustainable levels of indebtedness.
      We expect that operating cash flow will continue to be the primary source of funds for our capital expenditures and working capital requirements in 2006 and that the cash received from divestitures will support our acquisitions.
      We believe that our cash flow and available liquid funds and credit lines will be sufficient to meet our anticipated cash needs.
      The following transactions have impacted or are likely to impact our liquidity and capital resources in 2006:

•	the sale on February 2006 of a 6.28% stake in Wind to Weather for €328 million in line with the provisions of the agreements signed by the parties on May 26, 2005;

•	the acquisition of a 66% interest in SE for €840 million (of which we already paid €168 million as a deposit in 2005);

•	the acquisition of a 67.5% interest in Electrica Muntenia Sud for €820 million. Closing of this transaction is expected by the end of the third quarter of 2006; and

•	the distribution, made on June 22, 2006, of an ordinary dividend equal to €0.44 per share, amounting in the aggregate to approximately €2,715 million; and an interim dividend on 2006 results that we expect to pay in November 2006.
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
      Indemnities. A number of the agreements governing our divestiture of former subsidiaries and operations include indemnification clauses and other guarantees, with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These indemnities primarily relate to potential liabilities, generally for a limited period of time, arising from contingent liabilities in existence at the time of the sale, as well as covering potential breaches of the representations and warranties provided in the contracts and, in certain instances, environmental or tax matters. As of December 31, 2005, our maximum potential obligations with respect to these indemnities were approximately €2.2 billion, increasing from approximately €1.3 billion as of December 31, 2004, reflecting indemnities related to the disposal of Wind (approximately €750 million) and Terna (approximately €200 million). However, we have not been informed of a claim under any of these indemnities and believe that the possibility that any such claim would be made and prove successful is remote.
      Financial guarantees. Our off-balance sheet financial guarantees require us to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees relate to arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against us. At December 31, 2005, we had granted guarantees totaling €14 million (€14 million at December 31, 2004) comprising guarantees in favor of Elcogas S.A., an unconsolidated company in which we have an equity interest.
      Derivative instruments. We do not hold or issue derivative financial instruments for trading purposes. We enter into derivative contracts to hedge our exposure to foreign exchange risk, interest rate risk and commodity price risk. Please see “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Price Risk Management and Market Risk Information” for information on those derivative contracts.
      Nuclear liability. We remain liable for damages caused by a nuclear accident related to certain nuclear assets we owned, occurred before the transfer of these assets in November 2000. Please see “Item 4. Information on the Company — Regulatory Matters — Environmental Matters — Discontinued Nuclear Operations” and “Item 4. Information on the Company — Regulatory Matters — Environmental Matters — Discontinued Nuclear Operations — Nuclear Liability” for a discussion of this potential liability and its maximum amount.
Contractual Obligations and Commitments

Contractual Obligations
      The following table sets forth, as of December 31, 2005, the contractual obligations of the Group with definitive payment terms which will require significant cash outlays in the future:

	Payments Due by Period

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

	(In millions of euro)
Long-term debt (including current maturities)	11,902	935	1,813	1,276	7,878
Capital (Finance) Lease Obligations(*)	—	—	—	—	—
Operating leases	1,728	240	474	468	546
Purchase obligations	55,660	6,898	8,215	7,639	32,908
Other long-term obligations	0	0
Total	69,290	8,073	10,502	9,383	41,332

(*) We do not have capital (finance) lease obligations.
      Long-term debt (including current maturities). The amounts reported above under “Long-term debt (including current maturities)” relate to our repayment obligations under outstanding long-term debt including the portion of our long-term debt with maturities lower than twelve months. For a more detailed discussion of our long-term debt, please see “— Liquidity and Capital Resources — Capital Resources.” We expect that our expenditures related to these commitments will approximate an aggregate of €4,024 million for the period from January 1, 2006 through December 31, 2010.
      Operating leases. The amounts reported above under “Operating leases” include the minimal rental and payment commitments due under such leases. We expect that our expenditures related to these commitments will approximate an aggregate of €1,182 million for the period from January 1, 2006 through December 31, 2010.
      Purchase obligations. The amounts reported above under “Purchase obligations” primarily include amounts related to the following purchase obligations:

•	Commitments to suppliers of fuel. We have entered into various fuel supply contracts, primarily for the purchase of fuel oil and natural gas, in respect of which we will be required to pay a total €51,647 million. Our aggregate expenditures related to these commitments are expected to total €19,066 million for the period from January 1, 2006 through December 31, 2010. Please see “Item 4. Information on the Company — Business — The Enel Group — Generation and Energy Management — Fuel” for information about our purchases of fuel.

•	Commitments to suppliers of electricity. We also have unconditional purchase obligations for electric power in respect of which we will be required to pay a total of €4,013 million. Our aggregate expenditures related to these commitments are expected to total €3,686 million for the period from January 1, 2006 through December 31, 2010.

Commitments
      Although the actual amount of our capital expenditures in future periods will depend on various factors that cannot presently be foreseen, we expect to make capital expenditures and financial investments of approximately €18.6 billion in the period from 2006 to 2010.
      Our planned capital expenditures in the period from 2006 to 2010 include:

•	Approximately €6,692 million (€6,813 million including intangible assets) relating to our Italian generation businesses;

•	Approximately €1,300 million relating to generation development from renewable resources;

•	Approximately €4,408 million relating to our international operations;

•	Approximately €5,859 million relating to our electricity distribution and sale businesses, including approximately €624 million for our Telemanagement project; and

•	Approximately €338 million relating to our gas distribution business.
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
Directors
      Enel’s board of directors is responsible for the management of the Company’s business and has the power to take all actions consistent with the corporate purpose described in the Company’s by-laws. Enel’s board is elected for a term of up to three years, and members are eligible for re-election. The board must consist of no fewer than three and no more than nine members, to which may be added a non-voting director appointed by the MEF, although no such director has been appointed.
      Enel’s board of directors, elected for a term of three years at its annual shareholders’ meeting held on May 26, 2005, consists of nine members. At the May 2005 annual meeting, the shareholders confirmed Mr. Piero Gnudi as Enel’s Chairman. The board of directors appointed Mr. Fulvio Conti, who was Enel’s chief financial officer from 1999 to June 2005, as Enel’s chief executive officer.
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
      On July 27, 2005, the board of directors appointed the members of the Company’s compensation committee and internal control committee. Both committees were originally established in January 2000, and subsequently renewed in June 2002. Until May 2005, they were composed of three non-executive members. However, since July 2005 both committees are composed of four non-executive members each. The members of the compensation committee are Francesco Taranto (as coordinator), Giulio Ballio, Fernando Napolitano and Gianfranco Tosi. The members of the internal control committee are Piero Gnudi (as coordinator), Augusto Fantozzi, Alessandro Luciano and Francesco Valsecchi. The compensation committee submits to the board of directors proposals for resolutions concerning the compensation of the chief executive officer and the other directors holding specific offices, as well as resolutions concerning the determination of the compensation criteria for senior executives, on the basis of the recommendations of the chief executive officer. The internal control committee has the authority to evaluate the activity and periodic reports of both internal and external auditors, and is primarily concerned with verifying the adequacy of Enel’s internal controls system and in turn reporting to the full board of directors. This committee, which Enel established in accordance with the corporate governance code issued by Borsa Italiana, does not fulfill the role of the “audit committee” for purposes of U.S. securities laws and NYSE listing standards. Please see “Item 10. Additional Information — Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the NYSE Listed Company Manual — Audit Committee and Internal Audit Function.”
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
      In this respect, at the annual meeting held on May 26, 2005, Enel’s shareholders resolved to decrease the percentage of directors elected from the candidate list receiving the majority of votes at the shareholders’ meeting from four-fifths to seven-tenths. Please see “Item 10. Additional Information — By-Laws — Minority Shareholders’ Rights.”
      The names of the nine members of Enel’s current board of directors, whose appointment became effective on May 30, 2005, as well as their current positions and the year each was initially appointed as a director are set forth in the following table.

		Year Initially
Name	Position	Appointed

Piero Gnudi	Chairman	2002
Fulvio Conti	Director, general manager (direttore generale), chief executive officer	2005
Giulio Ballio	Director	2005
Augusto Fantozzi	Director	2005
Alessandro Luciano	Director	2005
Fernando Napolitano	Director	2002
Francesco Taranto	Director	2000
Gianfranco Tosi	Director	2002
Francesco Valsecchi	Director	2005
      We have summarized below the principal business activities, experience and other principal directorships, if any, of each of the Company’s current directors.
      Piero Gnudi. Piero Gnudi gained professional experience holding numerous positions on the board of directors and the board of statutory auditors of several major Italian companies, including STET S.p.A. (now Telecom Italia S.p.A.), Eni (the holding company of the Italian state-controlled energy group), Enichem S.p.A. (a subsidiary of Eni), and Credito Italiano S.p.A., a major Italian bank. He also served as economic advisor to the Ministry of Productive Activities. In 1994, Mr. Gnudi was appointed to the board of directors of IRI S.p.A., where he held a number of positions including that of supervisor of privatizations in 1997, those of chairman of the board of directors and chief executive officer in 1999, and that of chairman of the IRI Liquidation Committee from 2000 to 2002. He is currently chairman of the board of directors of Emittenti Titoli S.p.A., director of Unicredito Italiano, and receiver of the Fochi Group, which is under extraordinary administration. He is also a member of the executive committee of Confindustria (the organization representing manufacturing and service industries in Italy), the steering committee of Assonime (an association of Italian listed companies) and the executive committee of the Aspen Institute and the Committee for Corporate Governance sponsored by Borsa Italiana, the Italian stock exchange. He is also the chairman of the Mediterranean Energy Observatory (OME). Mr. Gnudi has been the chairman of the Company’s board of directors since May 2002.
      Fulvio Conti. Fulvio Conti held numerous positions in Mobil Oil Co. in Italy and abroad from 1970 to 1991, and in a number of Italian companies during the 1990s. He joined Montedison in 1991, where he served from 1993 to 1996 as head of the Montedison-Compart group’s Finance department. He served from 1996 to 1998 as general manager and chief financial officer of Ferrovie dello Stato S.p.A. (the Italian national railway company). He held the position of chief financial officer and general manager of Telecom Italia S.p.A., where he also held a number of positions in Telecom Italia group companies in 1998 and 1999. He is a director of Barclays PLC and Barclays Bank PLC. Mr. Conti joined Enel in 1999, where, from July 1999 to June 2005, he was Enel’s chief financial officer. He has been Enel’s chief executive officer and general manager (direttore generale) since May 2005.
      Giulio Ballio. Giulio Ballio has been a professor at the Milan Polytechnic Institute since 1975, where he has held the chair of steel constructions at the school of engineering since 1983. He has been the president of the Institute since 2002. Mr. Ballio is the author of many publications and has conducted extensive scientific research. In 1970, he founded an engineering services company (B.C.V. Progetti), where he was involved in numerous projects as designer, site engineer, and consultant, both in Italy and abroad. From 1970 to 2000, he was a member of the National Research Council’s committee on regulations for steel constructions, and a member of the board of steel experts from 1975 to 1985, where he served as chairman in 1981 and 1982. He was also a member of the chairman’s council of the Italian Calibration Service from 1997 to 2002. He has been a member of Enel’s board of directors since May 2005.
      Augusto Fantozzi. Augusto Fantozzi is a lawyer and the founding partner of a law firm with offices in Rome, Milan, Bologna, and Lugano, as well as a professor of tax law at “La Sapienza” and the LUISS “Guido Carli.” He served as Minister of Finance from January 1995 to May 1996 in Prime Minister Lamberto Dini’s Cabinet, where for several months he also held the offices of Minister of the Budget and Economic Planning and Minister for the Coordination of E.U. Policies. Mr. Fantozzi was subsequently the Minister of Foreign Trade in Prime Minister Romano Prodi’s Cabinet from May 1996 to October 1998. As member of the Chamber of Deputies in the thirteenth legislature, from May 1996 to May 2001, he was chairman of the Budget, Treasury, and Economic Planning Committee beginning in September 1999. He has been vice-president of the Finance Council, president of the Ascotributi, and a member of the Consulta of Vatican City. He is a former chairman of the technical committee of the International Fiscal Association. He has also been on the board of directors of numerous companies, including companies of the Benetton Group, Lloyd Adriatico S.p.A., Citinvest S.p.A., and has served as a chairman of the board of directors of Banca Antonveneta S.p.A. since July 2005. He has been a member of Enel’s board of directors since May 2005.
      Alessandro Luciano. Alessandro Luciano began his career in 1974, practicing currency law and representing leading Italian and foreign banks. Starting in 1984, he extended his legal practice to the telecommunications industry where he became a consultant of STET S.p.A., Techint S.p.A., Snam Progetti S.p.A., DSC Communications Corporation, Aquater S.p.A. and Comerint S.p.A. From October 1998 to March 2005, he was a commissioner of the Italian Communications Authority, where he was a member of the board and the Infrastructure and Networks Committee. He is currently the Chairman of Centostazioni S.p.A., a company of the Ferrovie dello Stato group, and, since May 2005, a member of Enel’s board of directors.
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
      Francesco Taranto. Francesco Taranto began his career with a brokerage firm in Milan, and subsequently worked at Banco di Napoli S.p.A. from 1965 to 1982. He then held numerous managerial positions in companies operating in the mutual fund sector, including head of security management at Eurogest S.p.A. from 1982 to 1984, and general manager of Interbancaria Gestioni S.p.A. from 1984 to 1987. Having moved to the Prime group where he worked from 1987 to 2000, he was the chief executive officer of the group’s holding company for a long time. He is currently a member of the board of directors of Banca Carige S.p.A., Cassa di Risparmio di Firenze S.p.A., Pioneer Global Asset Management S.p.A. (a company of the Unicredito group), Kedrios S.p.A., a company providing services to financial companies, and Alto Partners SGR S.p.A. He has also been a member of both the steering committee of Assogestioni and the corporate governance committee for listed companies sponsored by Borsa Italiana. He has been a member of Enel’s board of directors since October 2000.
      Gianfranco Tosi. Gianfranco Tosi has been a professor at the Polytechnic Institute of Milan since 1982 and at the University of Lecco since 1992. He has published extensively on metallurgy, the technology of metals and other related subjects. He has served as member of the board of directors of several Italian companies. He has also held several positions in associations belonging to Confindustria. He was mayor of the city of Busto Arsizio from 1993 to 2002. He is the chairman of the Cultural Center for Lombardy, established by the region to protect and develop the local culture, and is also admitted to the journalists’ register. He has been a member of Enel’s board of directors since May 2002.
      Francesco Valsecchi. Francesco Valsecchi is a lawyer and the author of several publications. Since November 2001, he has been a member of the committee on the reform of Italian civil procedure instituted by the Minister of Justice, and since March 2002, he has taught at the Civil Service School. Since December 1994, he has been an extraordinary member of the Technical Council of the Communications Ministry, and since April 2003, has been on the committee of experts of the High Commission for the coordination of public finance and the tax system. From July 2002 through April 2003, he was chairman of Postecom, and he is currently the chairman of BancoPosta Fondi SGR (a company of the Poste Italiane group). He was also a member of the board of directors of Poste Italiane S.p.A. (the Italian Post Office company) from May 2002 until May 2005. He has been a member of Enel’s board of directors since May 2005.

Senior Management
      The table below sets forth our executive officers who are not also directors, their positions, the year they were appointed to such positions and their ages as of May 31, 2006:

				Year Appointed
			Year Joined	to Current
Name	Age	Management Position	the Group	Position

Andrea Brentan	57	Business Development Unit of International Division	2002	2005
Alessandro Bufacchi	59	Information and Communication Technology	2000	2000
Antonio Cardani	56	Audit	2000	2000
Salvatore Cardillo	56	Legal Affairs	2000	2000
Gianluca Comin	43	Communication	2002	2002
Luigi Ferraris	44	Chief Financial Officer in charge of Accounting, Planning and Control	1999	2005
Sandro Fontecedro	61	Head of Generation and Energy Management Division	1970	2003
Livio Gallo	55	Head of Infrastructure and Networks Division	1999	2005
Claudio Machetti	47	Chief Financial Officer in charge of Finance	2000	2005
Gianfilippo Mancini	40	Energy Management Unit of Generation and Energy Management Division	1997	2005
Massimo Romano	46	Institutional and Regulatory Affairs	1997	1999
Paolo Ruzzini	54	Human Resources	2003	2003
Claudio Sartorelli	60	Corporate Affairs	1970	1996
Francesco Starace	50	Head of Market Division	2000	2005
Carlo Tamburi	47	Procurement and Services	2003	2005
      We have briefly summarized below the principal business activities and experience of our executive officers listed above.
      Andrea Brentan. Andrea Brentan was a research assistant at New York University from 1975 to 1977 and then held various positions at GIE, an Italian power plant contractor operating worldwide, until the beginning of 1991. From 1991 to 1999, he successively held the positions of chief financial officer, general manager and chief executive officer at Sae Sadelmi, a Milan-based company belonging to the ABB Group which engages in power plant engineering, procurement and construction and electrical generation equipment manufacturing and service. From 2000 to 2002, he was the head of the worldwide steam power plant business at Alstom, based in Paris. He joined Enel in November 2002 as head of International Operations and Business Development of our Generation and Energy Management Division. He is currently head of the Business Development Unit of our International Division.
      Alessandro Bufacchi. Alessandro Bufacchi held several positions in a number of Italian computer companies, including Ing. Olivetti & C., where he served as Vice-President Marketing of Enterprise Computer Division from 1992 to 1996, Wang Global Italia, where he served as head of the New Business Development department from 1998 to 1999 and Getronics S.p.A., where he served as head of the Enterprise Systems Division in 1999. He joined the Enel Group in 2000. He has been head of Enel’s e-business development department since May 2000, head of operations of Enel.it since April 2003 as well as of the Business & Telecommunications development department since April 2004. He is currently head of Enel’s Information and Communication Technology department.
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
      Salvatore Cardillo. Salvatore Cardillo has served as the general counsel of a number of major Italian companies, including Aeritalia-Finmeccanica from 1983 to 1991, Alitalia S.p.A. from 1991 to 1997, Edison, a subsidiary of Compart Group Montedison from 1997 to 1999 and De Agostini S.p.A., a major Italian publishing company, from 1999 to 2000. He joined Enel in 2000 as general counsel, the position he currently holds.
      Gianluca Comin. Gianluca Comin served as head of the public relations department and communications department at Montedison S.p.A. from 1999 to 2001. He also served as head of the press relations department at Telecom Italia S.p.A. from September 2001 to June 2002. He worked as a journalist at “Il Gazzettino,” an Italian newspaper, from 1987 to 1999. He is also a member of the board of directors of Syremont S.p.A., a company in the Montedison Group. In July 2002, he joined Enel as head of the Communication department, the position he currently holds.
      Luigi Ferraris. Luigi Ferraris has held several positions in accounting and control with a number of Italian and foreign companies including Elsag Bailey Process Automation, a company of the Finmeccanica group, and a leader in process control, where he served as Area Controller for Europe until 1999. In 1999 he joined Enel as chief financial officer of Eurogen, Elettrogen, and Interpower (our former Gencos). In 2001, he was appointed chief financial officer of the Sales, Infrastructure and Networks Division. Since June 2005 he has held the position of executive vice president of the Accounting, Planning and Control Department and serves as Enel’s chief financial officer with respect to such functions. He is currently a member of the board of directors of Enel’s main subsidiaries and sole director of the Enel shared services company (Enel Servizi S.r.l.). He is also a member of the board of directors of Weather Investment and Wind.
      Sandro Fontecedro. Sandro Fontecedro joined Enel in 1970 in the engineering department. In 1979, he became head of maintenance services for thermal generation until 1985, when he became manager of the Torrevaldaliga Nord thermal power plant. In 1991, he became manager of a group of power plants until 1997, when he assumed responsibility for a regional unit comprising several plants. He served as head of thermal and renewable generation from 2000 to 2003, when he was appointed head of the Generation and Energy Management Division.
      Livio Gallo. Livio Gallo has held several positions in a number of companies in Europe. Before 1999, he served as area vice president for West Europe and Africa area of Elsag Bailey Process Automation, a company of the Finmeccanica group. He joined Enel in 1999, where he served as executive vice president of the sales area of Enel’s Gencos until 2001. From 2002 to 2004, he held the position of executive vice president of the Regulated Sales Area of Enel Distribuzione, and from 2004 to 2005 he served as executive vice president of the Business Area Electric Network of Enel Distribuzione. He currently holds the position of head of the Infrastructure and Network Division and of chief executive officer of Enel Distribuzione.
      Claudio Machetti. Claudio Machetti served as manager in the central finance department of Banca di Roma in 1990. In 1992 he served as manager in the capital markets unit at Ferrovie dello Stato, the national railway company, and, from 1997 to 2000, he held the position of head of finance and chief executive officer of Fercredit. He served also as member of the board of directors in several finance and insurance companies. He joined Enel in 2000, holding the position of head of the Finance department. Since June 2005 he has held the position of executive vice president for the Finance Department and serves as Enel’s chief financial officer with respect to such function. Moreover, he currently holds the position of chairman of Enelfactor and Enel.re, director of Enel Finance International, Enel Ireland Finance, Enel Green Power International, Enel Capital, Enel Trade, Wind and Weather Investments. He also serves as chairman of Fondenel and vice-chairman of Fopen.
      Gianfilippo Mancini. Gianfilippo Mancini served as audit manager and then as head of the asset management department of the Olivetti Group from 1992 to 1997. He joined Enel in 1997, where he served as chief financial officer of Enelpower and then as head of the Group Planning and Control Department. From 2003 to 2005, he was head of the Fuel Business Department, and is currently responsible for the energy management activities of the Generation and Energy Management Division.

      Massimo Romano. Massimo Romano served as head of the Public Affairs department of the Ilva Group from 1990 to 1994 and as head of the External Relations department of the Lucchini Group from 1994 to 1997. He joined Enel in 1997, as head of the public affairs department. In 1999, he became head of Enel’s Institutional and Regulatory Affairs department, which is the position he still holds. He is also member of the board of directors of Terna, of the Directive Council of Assoelettrica (an association of Italian companies operating in the electric sector) and of the Executive Board of Confindustria, as well as of the board of the Energy and Environmental Political and Economical Institute at the Luigi Bocconi University. He is also the senior advisor to the task force set by the Foreign Affairs Ministry for the internationalization of the Italian production system.
      Paolo Ruzzini. From 1992 to 1995, Paolo Ruzzini was head of human resources for the Olivetti Group. In 1996, he became director of the Solutions Division first at Olivetti Sistemi e Servizi and then at Olivetti Solutions (Olsy). In 1998, with the acquisition of Olsy by Wang Laboratories, he became director of the Solutions Integration Olivetti Wang Global business line. Before joining Enel in July 2003 as director of Human Resources for the Group, he was chief executive officer of Getronics Italia S.p.A.
      Claudio Sartorelli. Claudio Sartorelli joined Enel in 1970. Since then he has held a number of positions. He was general counsel from 1996 to 2000. He has been head of Enel’s Corporate Affairs department since 1996 and he currently serves as secretary of Enel’s board of directors.
      Francesco Starace. Francesco Starace held a number of management positions in Italy, the US, Saudi Arabia, Egypt, and the UAE in the contracting and engineering department of General Electric Company from 1982 to 1987, and subsequently of ABB Alstom Powers Corporation from 1987 to 2000. When he left ABB Alstom Powers Corporation, he was responsible for the global sales and turn key plants for the gas turbine division. He joined Enel in 2000 as head of Energy Management of Enel Produzione and has been the head of the Market Division since November 2005.
      Carlo Tamburi. Carlo Tamburi held a number of positions over 20 years in Citibank N.A., I.R.I. (Istituto per la Ricostruzione Industriale), and the Italian Ministry of Economy and Finance. He has also been the chairman of Tirrenia di Navigazione S.p.A., as well as a member of the board of directors of several Italian companies such as Finmeccanica and Alitalia. He joined Enel in 2003 and is currently the head of the Procurement and Services Department. He is also chief executive officer of Dalmazia Trieste, the real estate company of the Enel Group, and vice chairman of Weather Investments and Wind.
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
      The board of statutory auditors is responsible for reviewing Enel’s management, financial reporting and financial condition. In conducting this review, the board of statutory auditors has a duty to the shareholders, to whom it reports, and to Enel. The role of the board of statutory auditors includes reviewing the Company’s management, and, in particular, ensuring compliance with applicable law and the Company’s by-laws. Furthermore, the statutory auditors must ensure that Enel maintains adequate organizational structure, internal controls and administrative and accounting systems.

      Enel’s current board of statutory auditors was appointed in May 2004. The chairman of the board of statutory auditors, Eugenio Pinto, was appointed in May 2005, after the resignation of Angelo Provasoli. The term of its members will expire on the date of the annual shareholders’ meeting approving the financial statements as of December 31, 2006. The names of the current members, their positions and the year during which each was initially appointed are set forth in the following table.

		Year Initially
Name	Position	Appointed

Eugenio Pinto	Chairman	2005
Carlo Conte	Auditor	2004
Franco Fontana	Auditor	2001
Giancarlo Giordano	Alternate Auditor	2004
Paolo Sbordoni	Alternate Auditor	2004
      In addition, under Italian securities regulations, the Company’s accounts must be audited by external auditors appointed by the shareholders. The appointment is communicated to the CONSOB. As of the fiscal year 2005, the Company’s external auditors for both consolidated and non-consolidated accounts are KPMG S.p.A. At the annual meeting held on May 26, 2005, Enel’s shareholders reappointed KPMG S.p.A. as Enel’s external auditors for a three-year term (according to the provisions of law then in force) expiring on the date of the annual shareholders’ meeting approving the financial statements as of December 31, 2007. Under Italian securities laws, as recently amended, listed companies may not appoint the same auditors for more than two consecutive six-year terms. Please see “Item 10. Additional Information — By-Laws — External Auditors.”
      The external auditors issue an opinion that the Company’s financial statements are presented fairly in all material respects. Their opinion is made available to the Company’s shareholders prior to the annual shareholders meeting.
Executive Compensation
      Applicable Italian regulations (Article 78 of CONSOB Regulation No. 11971, issued on May 14, 1999, as amended (“Regulation No. 11971”)) require Enel to disclose in the Company’s financial statements the following information regarding the compensation for 2005 of each of the directors and statutory auditors who served in such year. The following amounts include compensation paid to such persons by Enel’s subsidiaries. The current members of Enel’s board of directors, as well as the chairman of the board of statutory auditors, were appointed on May 26, 2005 at the annual meeting of Enel’s shareholders. Enel’s shareholders also set the directors’ individual base compensation in an amount equal to €85,000 per year; while the board of directors set the additional compensation of the chairman of the board of directors and the chief executive officer, after having received the opinion of the board of statutory auditors in accordance with the Company’s by-laws.

		Base		Bonuses and		Non-Monetary		Other
Name	Positions(s) Held	Compensation		Other Incentives		Benefits		Compensation

		(In euros)
Current and former directors
Piero Gnudi	Chairman	700,755.14		585,998.30	(1)	11,050.68	(2)	2,640,000.00	(3)
Paolo Scaroni	Chief executive officer, general manager, director(6)	294,507.19		3,187,024.91	(4)			5,997,675.71	(5)
Fulvio Conti	Chief executive officer, general manager, director	350,000.00		350,000.00	(7)			982,959.61	(8)
Mauro Miccio	Director(6)	47,404.21
Franco Morganti	Director(6)	46,630.90						28,506.84	(9)
Giulio Ballio	Director	63,583.10
Augusto Fantozzi	Director	62,833.10
Alessandro Luciano	Director	62,833.10
Fernando Napolitano	Director	110,479.99
Francesco Taranto	Director	117,029.40						18,273.97	(10)
Gianfranco Tosi	Director	109,963.53
Francesco Valsecchi	Director	62,883.10

Total compensation of Directors		2,028,852.76		4,123,023.21		11,050.68		9,667,416.13
Current and former statutory auditors
Angelo Provasoli	Chairman(11)	35,860.80
Eugenio Pinto	Chairman	49,416.80
Franco Fontana	Statutory Auditor	74,500.00
Carlo Conte	Statutory Auditor	75,000.00	(12)

Total compensation of Statutory Auditors		234,777.60

Total compensation paid		2,263,630.36		4,123,023.21		11,050.68		9,667,416.13

       For all positions held at Group companies other than Enel, the compensation of Piero Gnudi, Paolo Scaroni and Fulvio Conti has either been renounced by them or paid to Enel and included in their base compensation.

(1)	This amount is composed of: (i) €186,000.00 as a variable part of the base compensation relating to fiscal year 2004, resolved upon and paid in 2005; (ii) €199,998.30 as a variable part of the base compensation relating to fiscal year 2005, resolved upon and paid in 2005; and (iii) €200,000.00 as bonus for the sale of Wind to Weather.

(2)	Insurance policies.

(3)	This compensation was determined on the basis of a “phantom stock option plan” granted by the board of directors to Piero Gnudi for his role of chairman of the board of directors from 2002 through 2005. Under this “phantom stock option plan” the beneficiary was awarded the right to receive a compensation, subject to ordinary taxation, equal to the difference between the market value of Enel’s shares at the time of the exercise of the “phantom stock options” assigned and the exercise price of the same options determined at the time of the grant, such amount being multiplied by the number of the “phantom stock options” assigned. In “phantom stock option plans”, unlike conventional stock option plans, neither actual stock options are granted nor shares are issued.

(4)	This amount is composed of: (i) €700,000.00 as a variable part of the compensation relating to fiscal year 2004, resolved upon and paid in 2005, (ii) €291,666.66 as a variable part of the compensation relating to fiscal year 2005, resolved upon and paid in 2005, (iii) €1,695,358.25 as a bonus entry compensation and (iv) €500,000.00 as bonus for the sale of Wind to Weather.

(5)	This amount is composed of: (i) €312,410.07 as base compensation for services rendered as general manager in 2005, and (ii) €600,000.00 as a variable part of the same compensation relating to fiscal year 2004, resolved upon and paid in 2005, (iii) €250,000.00 as a variable part of the same compensation relating to fiscal year 2005, resolved upon and paid in 2005, (iv) €322,291.64 for severance indemnity, (v) €1,872,000.00 as compensation determined on the basis of a “phantom stock option plan” and subject to ordinary taxation. For a description of Enel’s “phantom stock option plans” please see note (3) above; (vi) €2,640,974.00 for a bonus connected to the exercise of stock options granted in his capacity of general manager. This bonus is paid to all managers when they exercise the options granted; its amount is proportionate to the number of options exercised and is connected to dividends distributed by Enel for assets divestment.

(6)	Former member of Enel’s board of directors.

(7)	Variable part of the base compensation relating to fiscal year 2005, resolved upon and paid in 2005.

(8)	This amount is composed of: (i) €431,980.74 as base compensation for services rendered as general manager in 2005, (ii) €408,333.31 as a variable part of the same compensation relating to fiscal year 2005 and paid in 2005 (iii) €142,645.56 as bonus connected to the exercise of stock options following May 30, 2005 (date of his appointment as chief executive officer and general manager) granted to Mr. Conti for his position as head of Enel’s Finance, Administration and Control department vested until June 20, 2005. This bonus is paid to all managers when they exercise the options granted; its amount is proportionate to the number of options exercised and is connected to dividends distributed by Enel for assets divestment.

(9)	Compensation paid for services rendered to Wind, as director until August 11, 2005 (for the amount of €18,273.97) and for certain non-managerial tasks delegated to him by the board of directors in his capacity as director (for the amount of €10,232.87). Mr. Morganti ceased to perform these tasks, effective as of March 24, 2005.

(10)	Compensation paid as a director of Wind until August 11, 2005.

(11)	Mr. Provasoli resigned on May 26, 2005.

(12)	Compensation paid to the MEF (for the amount of €55,000.00) pursuant to the directive of Council of Ministers — Public Office department (Dipartimento della Funzione Pubblica) of March 1, 2000.
      There are no service contracts entered into by Enel’s directors with Enel or any of its subsidiaries providing for benefits upon termination of employment.
      We do not disclose to the Company’s shareholders or otherwise make available public information as to the individual compensation of the Company’s executive officers, who are not directors.
      The aggregate compensation Enel and its subsidiaries paid to all of Enel’s directors, senior managers and statutory auditors identified in this annual report, excluding pension, retirement or similar benefits, for the year ended December 31, 2005, was approximately €24.7 million. The aggregate amount paid or accrued for pension, retirement or similar benefits for the same directors, statutory auditors and executive officers for the year ended December 31, 2005, was approximately €2.7 million.
      In addition, Enel’s current chief executive officer Mr. Conti, in his capacity as chief financial officer, was granted:

•	In April 2001, 621,280 options to purchase the same number of Enel’s ordinary shares, under the 2001 stock option plan. Of these options, 56% vested and, consequently, 347,916 options were exercisable starting in 2004. These options expired on December 31, 2005. The exercise price for these options was €7.272. During the period between June 1, 2005, and June 16, 2005, Mr. Conti exercised all of the vested options and sold 332,916 of the resulting shares on the market;

•	In March 2002, a further 902,500 options to purchase the same number of Enel’s ordinary shares, under the 2002 stock option plan. All these options vested and, consequently, 30% of the options were exercisable starting in 2003, an additional 30% starting in 2004 and the remaining 40% starting in 2005. These options expire on December 31, 2007. The exercise price for these options is €6.426. During the period between May 24, 2004, and June 11, 2004, Mr. Conti exercised 250,000 of these options and sold the resulting shares on the market. Subsequently, during the period between November 12, 2004, and December 2, 2004, Mr. Conti exercised a further 175,000 of these options, and between February 3, 2005, and February 23, 2005, a further 141,500 of these options and sold all of the resulting shares on the market. As of May 31, 2006, Mr. Conti has not exercised any of the remaining 336,000 options;

•	In April 2003, a further 992,800 options to purchase the same number of Enel’s ordinary shares, under the 2003 stock option plan. All these options vested and, consequently, 30% of the options are exercisable starting from 2004, an additional 30% starting from 2005 and the remaining 40% starting from 2006. These options expire on December 31, 2008. The exercise price for these options is €5.240. During the period between May 24, 2004, and June 11, 2004, Mr. Conti exercised 297,840 of these options and sold the resulting shares on the market. Subsequently, during the period between February 3, 2005, and February 23, 2005, Mr. Conti exercised a further 200,000 of these options and sold the resulting shares on the market. As of May 31, 2006, Mr.Conti has not exercised any of the remaining 494,960 options;

•	In March 2004, a further 600,000 options to purchase the same number of Enel’s ordinary shares, under the 2004 stock option plan. All these options vested and, consequently, 15% of the options may be exercised starting from 2005, another 15% starting from 2006, an additional 30% starting from 2007 and the remaining 40% starting from 2008. These options expire on December 31, 2009. The exercise price for these options is €6.242. As of May 31, 2006, Mr. Conti has not exercised any of these options; and

•	In March 2005, a further 600,000 options to purchase the same number of Enel’s ordinary shares, under the 2005 stock option plan. Given that the conditions precedent provided for in the 2005 stock option plan were not satisfied, none of these options vested and all automatically lapsed.
      On April 12, 2006, the board of directors approved a proposal for a new stock option plan that provides for the assignment to the chief executive officer, in his capacity as general manager, of 1,500,000 options to subscribe to the same number of Enel’s newly issued ordinary shares. On May 26, 2006 the annual shareholders’ meeting approved this proposal and authorized the board of directors to implement this stock option plan. Please see “Item 10. Additional Information — Stock Option Plans” for a complete description of the Company’s stock option plans.
Share Ownership
      The following table sets forth the number of Enel’s ordinary shares held by each of the Company’s directors and statutory auditors as of May 31, 2006:

	Number of
	Ordinary Shares
	Held as of
Name of Director or Statutory Auditor	May 31, 2006

Piero Gnudi	70,524	(1)
Fulvio Conti	41,324	(2)
Francesco Taranto	10,000
Giulio Ballio	1,700	(3)
Giancarlo Giordano	524
All other directors and statutory auditors	0
Total	124,072

(1)	46,000 of which are held by a company controlled by Mr. Gnudi and 24,262 by Mr. Gnudi’s wife.

(2)	762 of which are held by Mr. Conti’s wife.

(3)	All of these shares are held by Mr. Ballio’s wife.
Employees
      As of December 31, 2005, we had 51,778 employees, of whom 562 held managerial positions. The following table shows the breakdown of employees in each of our principal segments at December 31, 2005.

	Number of
	Employees	Division

Generation and Energy Management	9,904	19%
Sales, Infrastructure and Networks	35,783	69%
Services and Other Activities	5,522	11%
Holding Company	569	1%
Discontinued Operations	0	0%
Total Enel Group	51,778	100%
      In recent years, we have pursued a policy of workforce rationalization, primarily through attrition, which has resulted in a steady reduction in employment levels: the number of our employees has declined by 41.7%, from 88,957 at December 31, 1997, to 51,778 employees at December 31, 2005.
      Based on the current retirement system available to our employees, the Company’s management estimates that the following number of employees will retire during each of the periods shown:

Estimated Number of
Potential Retirees

2006	1,700
2007	1,700
2008	1,000
2009	1,200
2010	800
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
      The table below shows our employment levels for each of the years indicated.

	As of December 31,

	2001	2002	2003	2004	2005

Employees (other than managers)	71,802	70,313	63,985	61,193	51,216
Managers	859	891	785	705	562

Total	72,661	71,204	64,770	61,898	51,778

      Most of our non-management employees in the electricity sector in Italy are members of labor unions. The principal labor unions are the National Federation of Energy Workers, to which approximately 32% of our employees belong, the Italian Electrical Companies Federation, to which approximately 31% of our employees belong, and the Italian Union of Chemical, Electrical and Manufacturing Workers, to which approximately 9% of our employees belong. Other employees are members of smaller labor unions, none of which represents more than 2% of our employees. Typically, we negotiate with representatives of the three unions covering the largest number of our employees, and enter into a single collective bargaining agreement every four years. Representatives of the smaller unions typically sign the same agreement at a later date. Under the collective bargaining agreement, wages and other compensation arrangements are negotiated every two years.

      In July 2001, we signed a collective bargaining agreement for employees in the electricity industry with the unions, the GRTN and So.g.i.n. This collective bargaining agreement for all electric employees also applies to independent power producers and to municipally owned electric utilities. This contract expired as to both the economic and other terms at the end of June 2005. In October 2005, labor unions for the electricity market formally requested the renewal of the collective bargaining agreement. Negotiations about such renewal and the text of the agreement are still being conducted.
      We also take part in negotiations for the renewal of the collective bargaining agreement for the gas and water sectors, which expired in 2005 as to both the economic and other terms; such agreement concerns approximately 1,800 of our employees.
      Under the terms of the collective bargaining agreements currently in effect, we may terminate covered employees only when they reach retirement age or for cause. We believe that we can achieve our workforce rationalization objectives principally through attrition.
      We believe that our relations with the unions are generally satisfactory. Our employees have the right under Italian law to strike, although the unions have guaranteed that in such event a minimum level of service will be provided in each of the generation, transmission and distribution segments. We are party to a national agreement with the principal labor unions that regulates the exercise of our employees’ right to strike. As a consequence, strikes or other work stoppages have not significantly affected our operations in recent years. In 2004, as part of a national initiative to bring the agreement in line with legislative and regulatory developments that have occurred since the contract was first signed in 1991, employers and the trade unions proposed modifications to the terms of this contract, including a proposal by the unions to reduce the level of certain service guarantees. Negotiations on a new regulatory framework continued in 2005 and are still in progress.
      Employee compensation is based in part on seniority and the position held by each employee. In addition, our employees are covered by a collective agreement with the main Italian unions on bonuses, which was renewed in 2005. This agreement provides for employee bonuses based on our general profitability, and is paid out to middle management and employees, as well as for bonuses tied to productivity and quality targets set for individual divisions within the Group.
      For our senior and middle management, a significant portion of the compensation is based on performance, largely through a “management by objective” system with certain correction mechanisms to ensure that compensation does not significantly depart from market levels. This compensation method applied to approximately 82% of our management in 2005. For top managers, the variable component of compensation accounts for approximately 35% of total compensation.
      Salary incentives based on sales have also been introduced for sale employees and key account managers.
      Following our entry in Confindustria, the Italian association of industrial companies, in 2004, we became party to a national labor contract with unions representing managers of manufacturing and service companies. We do not expect this contract to have any material effect on our relationship with our managers.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
Major Shareholders
      Prior to Enel’s initial public offering in November 1999, the MEF had been Enel’s sole shareholder since Enel’s incorporation in July 1992. Before that date, Enel had been a public statutory body owned by the Italian government. Enel’s initial public offering consisted of a total of 3,848,802,000 ordinary shares (then 31.74% of the Company’s share capital and corresponding to 1,924,401,000 ordinary shares after the one-for-two reverse stock split effective July 9, 2001) in the form of ordinary shares and ADSs (each representing ten ordinary shares at the time of the offering, and five ordinary shares after the one-for-two reverse stock split). The offering of the Company’s shares was the second largest in history at the time and generated gross proceeds of approximately €16,550 million.

      On November 4, 2003, the MEF announced its sale of 400,000,000 of Enel’s ordinary shares (then 6.6% of the Company’s share capital) to Morgan Stanley & Co. International Limited for €2,172.8 million. The MEF also announced that Morgan Stanley & Co. International Limited had informed the MEF that it had placed the entire amount of shares purchased with Italian and international investors.
      On December 12, 2003, the MEF sold 627,528,282 of Enel’s ordinary shares (then 10.35% of the Company’s share capital) to Cassa Depositi e Prestiti, then a wholly owned subsidiary of the MEF, for total consideration of approximately €3,156 million. On December 30, 2003, the MEF announced the placement of shares representing 30% of the share capital of Cassa Depositi e Prestiti to 65 Italian bank foundations. As a result, the MEF now owns 70% of Cassa Depositi e Prestiti.
      On October 25, 2004, the MEF announced that it had sold 1,150,000,000 of Enel’s ordinary shares (then 18.86% of the Company’s share capital), in a public offering in Italy and a private placement to institutional investors not registered under Securities Act, for a total consideration of approximately €7,636 million.
      On July 4, 2005, the MEF announced that it had sold another 575,000,000 of Enel’s ordinary shares (then 9.35% of the Company’s share capital), in a public offering in Italy and a private placement to institutional investors not registered under Securities Act, for a total consideration of approximately €4,101 million.
      As of May 26, 2006, the MEF owned 1,317,462,452 of Enel’s ordinary shares, or 21.36% of the outstanding ordinary shares, and Cassa Depositi e Prestiti owned 627,528,282 of Enel’s ordinary shares, or 10.18% of the outstanding ordinary shares. As of that date, no other entity or individual held 2% or more of the Company’s outstanding ordinary shares.
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
      The MEF has indicated that it intends to continue to participate in the nomination and election of Enel’s board of directors to protect its investment as a shareholder. Under the 1994 privatization law, as amended by article 4, paragraph 227, of Law 350 of December 24, 2003 (the 2004 Budget Law), the MEF has special powers, regardless of the level of its shareholding in Enel, related to:

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
      As of May 24, 2006, 6,167,056,262 ordinary shares were outstanding. As of the same date, there were 7,898,860 ADSs (equivalent to 39,494,300 ordinary shares) held by 31 registered holders (including The Depository Trust Company).

      Since certain of the ordinary shares and ADSs are held by brokers or other nominees, the number of direct record holders in the United States may not be fully indicative of the number of direct beneficial owners in the United States or of where the direct beneficial owners of such shares are resident.
Related Party Transactions
      As the entity primarily responsible for electricity generation, distribution and transport in Italy, we provide services to a number of other state-owned entities. The rates charged to these entities are comparable to those charged to other commercial organizations.
      Under the current regulatory framework, we enter into certain transactions with the GRTN, the Single Buyer and the Market Operator (each of which is wholly owned, directly or indirectly, by the MEF, the Company’s controlling shareholder) and with Terna (which is indirectly controlled by the MEF through its subsidiary Cassa Depositi e Prestiti). Certain of the prices and fees paid to the Market Operator are determined by the Energy Authority. Transactions entered into with the Market Operator on the Italian power exchange and with the Single Buyer are conducted at market prices.
      Our Sales, Infrastructure and Networks Division (which has been split into our Market Division and Infrastructure and Networks Division) purchased electricity from the Single Buyer and the GRTN. Our Generation and Energy Management Division purchased and sold electricity from and to the Market Operator on the Italian power exchange and sold electricity to the Single Buyer.
      Revenues generated from transactions with the GRTN in 2005 represented approximately 5% of our total operating revenues for the year. Revenues generated from sales to the Market Operator and the Single Buyer during the year represented approximately 19% and 3% of our total operating revenues, respectively. Expenses generated from transactions with the Single Buyer represented approximately 36% of our total operating expenses in 2005, while expenses generated from transactions with the GRTN and the Market Operator represented approximately 5% and 4% of our total operating expenses, respectively.
      Since the deconsolidation of Terna as of September 15, 2005, we no longer earn revenues from a fee per kWh of electricity transported that distributors and suppliers paid to Terna through the GRTN. For more details on the deconsolidation of Terna, please see “Item 4. Information on the Company — Business — The Enel Group — Discontinued Operations”. Instead, we pay fees to Terna for the transport of electricity, which are determined by the Energy Authority. Both our Sales, Infrastructure and Networks Division and our Generation and Energy Management Division paid fees to Terna for the use of the national electricity transmission grid. Revenues generated from transactions with Terna after its deconsolidation until December 31, 2005 represented approximately 1% of our total operating revenues for the year. Expenses generated from transactions with Terna after its deconsolidation until December 31, 2005 represented approximately 1% of our total operating expenses.
      We purchase fuel for our generation plants and our gas distribution and sales activities from Eni, an Italian oil and gas company controlled by the MEF. Total purchases from Eni represented approximately 7% of our total operating expenses in 2005.
      With reference to transactions with associated companies, we incurred expenses with respect to telecommunications services (Wind), rent and lease payments (Leasys and IFB) and research activities (Cesi). All transactions with associated parties are concluded on an arm length basis.
      You should read note 16 to our consolidated financial statements for additional information on these transactions.
      We make loans available to our employees, excluding executive officers, up to an amount of €25,822 per employee.
      We have adopted corporate governance guidelines aimed at ensuring that potential transactions with related parties are carried out in a procedurally and substantively fair manner.

ITEM 8.	FINANCIAL INFORMATION
Consolidated Financial Statements
      Please see “Item 18. Financial Statements” of this annual report.
Other Financial Information
Legal Proceedings
      We are defendants in a number of legal proceedings incidental to the generation and distribution of electricity. While we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations, because of the nature of these proceedings, we are not able to predict their ultimate outcomes, some of which may be unfavorable to us. Please see “Item 3. Key Information — Risk Factors — Other Risks Related to Our Businesses — We are defendants in a number of legal proceedings.”
      Our pending legal proceedings include various civil and environmental claims and disputes relating to the construction and operation of several power stations, transmission and distribution lines, tax assessments, and other matters that arise in the normal course of our business. We have established a reserve for litigation and other contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential loss involved. This reserve, which also includes provisions for other contingencies and uncertainties related to our operations, is included in other non-current liabilities in the consolidated balance sheets in our consolidated financial statements, and amounted to €1,146 million at December 31, 2005, of which €341 million related to legal proceedings.
      We have briefly summarized below the most significant of these proceedings.

Electromagnetic field proceedings
      We are currently defendants in numerous pending proceedings relating to the electromagnetic fields created by our transmission and distribution lines and in some pending proceedings relating to electromagnetic energy emanating from substations. In most of the proceedings, the plaintiffs seek the relocation or removal of lines or substations that are near to inhabited or occupied residential or office buildings. In a limited number of proceedings, the plaintiffs also seek damages based on our alleged non-compliance with regulations setting maximum exposure levels or minimum distance requirements for lines and substations or on the alleged health effects of exposure to electromagnetic fields.
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

Blackout litigation
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

      As of May 2006, approximately 1,900,000, mainly household, customers have requested reimbursement of approximately €25 each, in accordance with pre-existing Energy Authority rules, despite the fact that in October 2003, the Energy Authority had issued a release in which it declared that customers are not entitled to such reimbursement in connection with the blackout. We believe that we were not responsible for the blackout and, accordingly, have not honored any of these requests. In addition, as of May 2006, approximately 70,000 of our customers have brought legal actions against Enel Distribuzione and Enel in the Italian courts seeking aggregate damages of approximately €70 million. So far, the courts have issued more than 7,000 decisions, most of which have been unfavorable to us.
      Although the claims of each of the individual plaintiffs are for relatively minor amounts, an increase in the decisions holding us responsible for such damages could result in an increase in the number of such claims and the magnitude of damages sought. Italian law does not provide for the award of punitive damages in such cases, and plaintiffs will be limited to compensatory damages.
      Enel Distribuzione and Enel have appealed all unfavorable decisions before the competent courts, that in some cases overturned the appealed decisions on the grounds that the plaintiffs had not proven any damages and, in one case, excluded the defendants of any responsibility for the blackout. So far, no unfavorable decision has been confirmed.
      On June 9, 2004, the Energy Authority published a preliminary report that, while not making any definitive finding regarding responsibility, raised the possibility that the blackout may have been partially attributable to the conduct of a number of Italian generation, distribution and transmission companies, including members of the Enel Group. On September 9, 2004, the Energy Authority initiated a formal proceeding to determine whether any of the companies identified in the report (including Enel Produzione, Enel Distribuzione, Terna and Deval) were actually responsible. In June 2005, the Energy Authority notified Enel Produzione of the results of the preliminary investigations that could have led to a relevant fine. In light of such results and in order to gain certainty and limit possible negative effects, despite having denied any responsibility with respect to the blackout, on August 8, 2005, Enel Produzione decided to pay a fine of €52,000 to settle the potential claim against it, as permitted by Italian law. As a result, the Energy Authority, with a resolution as of December 12, 2005, decided not to fine Enel Produzione, although it reserved the possibility of imposing orders on it to prevent similar events. The close of the inquiry with respect to distribution companies, initially scheduled for April 2006, has been postponed until October 30, 2006. The Energy Authority can impose sanctions on, or request undertakings from, distribution companies it holds at fault in the blackout.
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

Brownout litigation
      The Italian electricity supply experienced certain disruptions on June 26, 2003. These disruptions, which we effected upon request of the GRTN, were defense procedures carried out when the electricity available could not satisfy demand, and were intended to prevent the entire electricity system from collapsing. The disruptions lasted for approximately 90 minutes each and concerned an aggregate of approximately 7 million customers. The Energy Authority’s initial inquiry into these disruptions was completed in November 2003. In its December 2003 report, the Energy Authority primarily attributed the low amount of electricity available, which resulted in the adoption of these defense procedures, to certain structural causes, including insufficient domestic generation capacity, the resulting dependence of the Italian electricity system on imported electricity, and the reduction of the available interconnection capacity available attributable to a heat wave, as well as to certain specific conditions (including an 800 MW reduction of imports of electricity from France under an import agreement between Enel and EDF). The Energy Authority censured GRTN and generation companies, including us, arguing that the disruptions were due, among other things, to the unavailability of certain plants that we were required to maintain in operations. We have contested the conclusions reached by the Energy Authority. In April 2004, the Energy Authority initiated a formal inquiry to determine the responsibilities of the parties involved in these events. In light of the results of the preliminary investigations and in order to gain certainty and limit the possible negative effects on us, in September 2004, we decided to pay a fine of €52,000 to settle the potential claims against us, as permitted by Italian law. In January 2005, the Energy Authority ended these proceedings, and directed the GRTN not to pay us approximately €75 million in sums due to us for the provision of reserve capacity in the first half of 2003. We have challenged the Energy Authority’s direction before the Administrative Tribunal of Lombardy, which on July 21, 2005, issued a decision favorable to Enel. The Energy Authority has appealed this decision before the Council of State. A hearing on this case has not yet been scheduled.
      In addition, as of May 2006, three of our customers had commenced legal proceedings against Enel Distribuzione or Enel Produzione in Italian courts to seek refunds and damages for relatively minor amounts for the disruption in service related to the brownout and, in some cases, also with respect to the blackout of September 2003. To date, Italian courts have not issued any decisions in these proceedings. Italian law does not provide for the award of punitive damages in such cases, and plaintiffs will be limited to compensatory damages, if any.

INPS circular
      On May 6, 2005, INPS, Istituto Nazionale Previdenza Sociale, the Italian social security fund, issued a circular purporting to extend to formerly state-owned companies and national public entities carrying out industrial activities an obligation for employers to make certain social security contributions. As state-owned entities, these companies were exempted from this obligation. In the circular, INPS indicated that this obligation would be applied with retroactive effect as of the date of privatization of the relevant entity. The term set forth in the circular for the settlement of the outstanding contributions by the entities identified in the circular, including Enel Group companies, was originally set for August 16, 2005 and was postponed several times by INPS in light of the complexity of the issue.
      Enel challenged the INPS circular before the Administrative Tribunal of Lazio and, subsequently, the Council of State, which both declined to exercise jurisdiction. Therefore, in December 2005 Enel brought an action before the Tribunal of Rome to determine whether the Enel Group companies are required to make such contributions. The first hearing on the matter was held on May 18, 2006 and a subsequent hearing has been scheduled for October 12, 2006.
      In March 2006, the Council of State, upon INPS’ request, expressed the opinion that INPS may not impose retroactive obligations. Though this opinion supports our position, it is not binding on the Tribunal of Rome and we cannot exclude that this court will state that the INPS circular applies to us, whether for the period after its issuance or also retroactively. In such cases, we estimate that the amounts we would be required to pay would total to approximately €80 million per year.
      In December 2005, the Ministry of Labor began a formal inquiry to assess whether the conditions to exempt Enel and its subsidiaries from the social security contributions related to involuntary unemployment still exist. At the close of this inquiry, if necessary, Enel will take the appropriate legal actions.

Alleged abuse of market power proceedings
      Since 1997, several suppliers of equipment to our distribution division have brought civil actions against us claiming that we abused our market power in the Italian electricity distribution sector by imposing contractual terms and conditions on them. The plaintiffs have sought increases in the compensation paid to them under supply contracts with us. We are contesting the suppliers’ claims. The first three decisions rendered in these cases upheld our contention that civil courts lack jurisdiction to hear these cases. In 1995, the Antitrust Authority, prompted by similar claims filed by the same suppliers, issued an opinion in which it held that our conduct did not constitute an abuse of market power. Following the withdrawal of the petitions filed by several suppliers, the aggregate value of the claims currently pending against us is €163 million. In January 2004, an expert appointed by the Court of Bari, where one of the proceedings was pending, confirmed the opinion issued by the Antitrust Authority and, as a result, on August 9, 2005, the Court of Bari rejected the plaintiff’s claim.

Alleged abuse of dominant position by Enel Energia.
      On March 7, 2002, the Antitrust Authority began an investigation to assess whether Enel, through one of its subsidiaries, Enel Energia, abused its dominant position by, among other things, including in its standard contract for the sale of electricity to Eligible Customers in 2002 certain exclusivity and priority clauses aimed at discouraging them from changing their electricity supplier. On November 27, 2003, the Antitrust Authority determined that this conduct constituted a serious violation of the European Community Treaty and imposed a fine of €2.5 million. Enel paid the fine, but appealed the Antitrust Authority’s ruling before the Administrative Tribunal of Lazio, arguing that it did not hold a dominant position in the market during the period at issue and therefore could not have abused a dominant position, and that the conduct of Enel Energia cannot be attributed to Enel. In May 2006 the Administrative Tribunal of Lazio rejected the appeal. Once the reasoning of this decision is published, Enel will decide whether to appeal this decision.

Alleged abuse of dominant position by Enel and Enel Produzione
      On April 6, 2005, as a result of Energy Authority investigations in June 2004 and January 2005 into sharp increases in the price of electricity on the Italian power exchange, the Antitrust Authority opened proceedings for alleged abuse of dominant position against Enel and Enel Produzione. In particular, the Antitrust Authority alleges that Enel used its market power to fix prices, in order to either advantage or disadvantage competitors, by taking advantage of differences in prices among different zones of the market. The close of these antitrust proceedings, which was expected by March 31, 2006, has been postponed to October 15, 2006. If the Antitrust Authority were to hold us liable for the abusive practices alleged, it could impose a fine on us of up to 10% of our total revenues in the preceding fiscal year.

Alleged abuse of dominant position by Enel Viesgo Generaciòn
      On November 8, 2004, the Spanish Antitrust Authority initiated proceedings against our subsidiary Enel Viesgo Generaciòn for abuse of dominant position with respect to alleged violations of the antitrust law in 2002 and 2003. In November 2005, the Spanish Antitrust Authority, following a preliminary investigation, submitted the proceedings to the Spanish Antitrust Court (the Tribunal de Defensa de la Competencia). We expect this proceeding to last for approximately one year. If the Spanish Antitrust Court holds Enel Viesgo Generaciòn liable for this alleged violation of antitrust law, it could impose on Enel Viesgo Generaciòn a fine of up to 10% of its total revenues in the preceding year.
      On May 8, 2006 the Spanish Antitrust Authority initiated a new proceeding against Enel Viesgo Generaciòn for abuse of dominant position with respect to alleged violations of the antitrust law in 2004. Although we believe we should not be held liable for any violation of antitrust law, we are not able to predict the ultimate outcome of this antitrust proceeding.

Orimulsion arbitration
      Until December 31, 2003, we had a contract to purchase specified quantities of orimulsion from Bitumenes Orinoco S.A. (“Bitor”), a Venezuelan company owned by Petroleos de Venezuela S.A. At the end of 2003, we negotiated a renewal contract with Bitor that was initialed by Bitor but never formally executed. In January 2004, Bitor provided us with approximately 80,000 tons of orimulsion. However, in February 2004, Bitor informed us that it would no longer supply orimulsion to us, as the Venezuelan Energy Ministry had not approved the contract. Nonetheless, in March 2004, Bitor sold us a similar amount of orimulsion in a spot transaction. After seeking an amicable settlement of the dispute, on March 17, 2005, we filed a request for arbitration with the International Chamber of Commerce in Paris, seeking damages provisionally quantified at $200 million, as well as further damages, to be quantified subsequently, related to the loss of investments we had made in connection with plans to convert our Porto Tolle power plant to burn orimulsion. Following the appointment of the arbitration panel, in October 2005 the parties signed the Terms of Reference and agreed on a timetable. The parties have already delivered their memorials and a first hearing has been scheduled for October 2006.

Echelon arbitration
      Enel Distribuzione was involved in a dispute with Echelon Corp. concerning what we consider to be Echelon’s violation of its obligation to supply us worldwide with the same type of Telemanagement system products that it currently supplies to us in Italy and its obligation to support us in the marketing of these products. On April 27, 2004, we filed a request for arbitration of this dispute with the International Chamber of Commerce, seeking damages amounting to approximately €40 million or, as an alternative remedy, an appropriate extension of the duration of Echelon’s obligations. On September 19, 2005, the Arbitral Tribunal issued its award, partially upholding our claim and ordering Echelon to pay Enel Distribuzione approximately €4 million (plus interest) for loss of business opportunities, as well as with partial compensation of our legal fees and expenses.

Congestion fees litigation with the Energy Authority
      In November 2004, the Energy Authority issued a decision requiring us to pay the GRTN congestion fees in an amount of approximately €31 million in connection with our long-term electricity import contracts. We challenged this decision in the Administrative Court of Lombardy, but in December 2005, the Administrative Court rejected our appeal. Before the Administrative Court’s decision, we had already paid a total amount of €32 million. We do not intend to appeal this decision.

Suspension of the conversion works at the Torrevaldaliga Nord power plant
      On February 10, 2006, the Region of Lazio issued an order to suspend all sea-based activities related to the conversion to coal of the Torrevaldaliga Nord power plant on the basis of environmental concerns. According to the Region of Lazio the authorization already obtained by us for the conversion to coal does not cover the sea-based activities and therefore the conversion to coal requires a new assessment of the environmental impact pursuant to the applicable European Directive 97/11.
      This suspension has resulted in the complete block of all the sea-based activities. We immediately challenged the suspension order before the Administrative Court of Lazio.
      Moreover, with two subsequent orders as of March 28, 2006 and March 31, 2006, the Region of Lazio refused to grant us the authorization to carry out sea dredging activities and confirmed the suspension order of February 10, 2006. We have also challenged these subsequent orders and during the first hearing as of April 20, 2006, the Administrative Court of Lazio temporarily authorized the dredging activities hereof. On May 29, 2006 the Administrative Tribunal of Lazio finally ruled in favor of Enel and authorized all sea-based activities.

Criminal proceedings involving certain former Enelpower executives
      In February 2003, the public prosecutor of Milan initiated a criminal investigation of the former chief executive officer of Enelpower, a former senior executive of Enelpower, and 12 other persons for the alleged commission of certain crimes, including embezzlement, fraud, corruption, and false statements to shareholders, in connection with certain transactions carried out by Enelpower in the Middle East and Italy, including transactions with the Siemens and Alstom groups. On March 5, 2003, Enelpower was notified of the pending investigation and the possible administrative liability it may incur in relation to the alleged crimes. On June 6, 2003, the Court of Milan, upon request by the public prosecutor, ordered the arrest of the former chief executive officer and the former senior executive of Enelpower on suspicion of such charges.
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
      As a result of these criminal proceedings, in December 2004, the Court of Accounts issued a decree freezing the assets and the credits of the former chief executive officer, a former senior executive and a former manager of Enelpower and the former chairman of Enel Produzione and summoned them to appear in court to ascertain their alleged responsibility with regards to economic loss for the government. On February 18, 2005, this decree was confirmed by a court order. On November 9, 2005, Enel, Enel Produzione and Enelpower intervened before the Court of Accounts to support the Court of Accounts’ decree. On November 18, 2005, the former chief executive officer of Enelpower brought an action before the Italian Supreme Court, challenging the jurisdiction of the Court of Accounts to decide on the matter. Although the Supreme Court has not yet decided on the matter, in February 2006, the Court of Accounts ordered the former chief executive officer, the former senior executive, a former manager of Enelpower and the former chairman of Enel Produzione, to pay approximately €14 million on a pro rata basis for the economic loss caused to the government.
      In November 2005, Enel Produzione summoned the former chairman of Enel Produzione and certain of his heirs before the Court of Milan requesting that certain transfers of property made by him be revoked. In May 2006, also Enelpower summoned the former chief executive officer and the former senior executive of Enelpower requesting the revocation of certain transfers of property.
      We do not expect these proceedings to have an adverse effect on our financial condition and results of operations.
Dividend Policy
      Enel’s shareholders are entitled to receive interim or annual dividends that the Company’s board of directors recommends and, in the case of annual dividends, that the Company’s shareholders approve.
      Dividends were declared and paid in Italian lire until July 8, 2001. On July 9, 2001, the re-denomination of the Company’s share capital into euros and a one-for-two reverse stock split became effective, and since then dividends have been declared and paid in euros. The following table shows the amount in euros of the Company’s dividends per share payable in respect of each of the fiscal years indicated, based on the 6,063,075,189 ordinary shares outstanding in 2001, 2002 and 2003, the 6,103,521,864 ordinary shares outstanding in 2004 and the 6,157,071,646 outstanding in 2005.

	2001	2002	2003	2004	2005

Dividends per ordinary share (in euros)(1)	€0.36	€0.36	€0.36	€0.69	€0.63
Dividends per ordinary share (in U.S. dollars)(2)	$0.32	$0.38	$0.45	$0.87	$0.78

(1)	The amount of the aggregate dividend for each of 2001, 2002, 2003, 2004 and 2005 was equal to approximately 52%, 109%, 87%, 162% and 100% of our consolidated net income for the relevant year, respectively (with the amounts used for 2004 and 2005 being under IFRS).

(2)	We have translated the historical dividend amounts into U.S. dollars using the noon buying rate for euro in effect on the respective payment dates. The noon buying rate for euro may differ from the rate that may be used by the Depositary for the ADSs in order to convert euro into U.S. dollars for purposes of making payments to holders of ADSs.
      On November 24, 2005, Enel paid an interim dividend of €0.19 per share, amounting in the aggregate to approximately €1,169 million, with this amount taking into account the capital gain realized by Enel in connection with the disposal of a stake in Terna. Please see “Item 5. Operating and Financial Review and Prospects — Liquidity and Capital Resources — Cash Flow Analysis.”
      At the annual meeting held on May 26, 2006, Enel’s shareholders resolved to pay an aggregate dividend of approximately €3.9 billion, or €0.63 per ordinary share, in respect of the fiscal year that ended December 31, 2005, including the interim dividend paid in November 2005. As a result, the balance of the dividend (equal to €0.44 per share) was paid on June 22, 2006, to holders of record as of the close of business on June 16, 2006. The amount of this aggregate dividend would be equal to approximately 100% of our consolidated net income for the year.
      Dividends payable on Enel’s ordinary shares to individuals or entities not resident in Italy may be subject to deduction of Italian withholding tax. Please see “Item 10. Additional Information — Taxation — Withholding Tax on Dividends.”
      Italian law allows Enel to pay dividends only out of the Company’s statutory retained earnings, plus the distributable reserves and statutory net income for the current year, net of the amount to be allocated to the legal reserve. Please see “Item 10. Additional Information — By-Laws — Dividend Rights.” Enel’s board will recommend the payment of any future dividends in light of conditions then existing, including:

•	our financial performance;

•	cash and capital requirements;

•	any restrictions in financing agreements; and

•	prevailing business conditions.
      Enel pays dividends on ordinary shares represented by ADSs to the Depositary. The Depositary converts the dividends into U.S. dollars at the prevailing rate of exchange, net of conversion expenses of the Depositary and any applicable Italian withholding tax. The amount of dividends received by holders of ADSs in U.S. dollars may be affected by fluctuations in exchange rates. Please see “Item 3. Key Information — Exchange Rates” and “Item 3. Key Information — Risk Factors — Risks Relating to Enel’s Ordinary Shares and ADSs — The value, expressed in dollars, of the ordinary shares and ADSs and of any dividends Enel pays in respect of its ordinary shares and ADSs will be affected by the euro/dollar exchange rate” for a more detailed discussion of the risks of euro/dollar exchange rate fluctuations for holders of ADSs.
Significant Changes
      On February 8, 2006, we completed the divestiture of our interest in Wind, by selling to one of Weather Investments’ subsidiaries an additional 6.28% stake in Wind for €328 million, and thereafter, transferring to Weather Investments the remaining 30.97% stake in Wind in exchange for shares representing 20.9% of Weather Investments’ share capital. As a result of these transactions, we no longer have any direct interest in Wind and we received an aggregate cash consideration of €3,009 million and a 26.1% interest in Weather Investments. In addition, we entered into a shareholders’ agreement with Weather Investments II S.a.r.l., Weather Investments’ controlling shareholder, which provides for an initial public offering of Weather Investments when market conditions are favorable, and for both our and Weather Investments II S.a.r.l.’s undertakings, subject to certain exceptions, not to sell any share of Weather Investments before the initial public offering. Moreover, the shareholders’ agreement grants de facto consent rights to identified directors (including directors designated by us) over certain transactions taken by Weather Investments or its subsidiaries (for example, transactions effected to incur additional indebtedness or to sell certain material assets). For more information on the divestiture of our interest in Wind, please see “Item 4. Information on the Company — Business — The Enel Group — Discontinued Operations — Telecommunications.”
      In January 2006 we distributed 1.02% of Terna’s share capital as “bonus” shares that we had promised to certain Italian retail investors as part of the Terna IPO we launched in June 2004, thus reducing our current stake in Terna to 5.12%. For more information on this transaction please see “Item 4. Information on the Company — Business — The Enel Group — Discontinued Operations — Transmission.”

      On April 28, 2006 we acquired a 66% interest in Slovenske Elektrarne (“SE”) for a total consideration of approximately €840 million. SE has a total gross installed capacity of 7,000 MW, of which 38% is nuclear-powered, 37% is hydroelectric-powered and 25% is powered by conventional thermal sources. This acquisition marks our re-entry into the field of nuclear power generation; we have not owned any nuclear power plants since November 2000, and we have not produced electricity from nuclear power plants since 1988. Please see “Item 4. Information on the Company — Regulatory Matters — Environmental Matters — Discontinued Nuclear Operations.”
      In May 2006, Uniòn Fenosa Generaciòn SA exercised its option and repurchase 30% of EUFR for approximately €82 million. As a result, Uniòn Fenosa Generaciòn SA and we each hold 50% of EUFR.

ITEM 9.	THE OFFER AND LISTING
Markets and Price Range of ADSs and Ordinary Shares
      The principal trading market for Enel’s ordinary shares is the Telematico, the Italian automated screen-based trading system managed by the Borsa Italiana. Enel’s shares are traded on the Telematico under the symbol “ENEL.” Enel’s American Depositary Shares, or ADSs (each representing 5 ordinary shares), are listed on the New York Stock Exchange, where they are traded under the symbol “EN.” Effective March 31, 2006, Enel removed Citibank, N.A. as depositary for purposes of issuing the American Depositary Receipts evidencing the ADSs and appointed as successor depositary JPMorgan Chase Bank, N.A. Trading in Enel’s ordinary shares on the Telematico and in Enel’s ADSs on the New York Stock Exchange commenced on November 2, 1999.
      The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs on the New York Stock Exchange, adjusted to reflect the effect of a one-for-two reverse stock split effective as of July 9, 2001.

	ADSs

	High	Low

	(In dollars)
2001	38.85	25.00
2002	30.31	22.60
2003	35.85	26.58
2004
First Quarter	40.89	34.35
Second Quarter	41.98	38.47
Third Quarter	41.19	37.48
Fourth Quarter	49.44	40.00
2005
First Quarter	49.95	46.23
Second Quarter	48.76	42.24
Third Quarter	45.58	41.57
Fourth Quarter	42.81	38.42
December 2005-May 2006
December 2005	40.81	39.27
January 2006	42.65	40.35
February 2006	42.98	41.02
March 2006	42.83	41.01
April 2006	43.26	40.79
May 2006	44.85	43.11

      The following table sets forth, for the periods indicated, the reported high and low “official” sales prices for the ordinary shares on Telematico, adjusted to reflect the one-for-two reverse stock split effective as of July 9, 2001.

	Ordinary Shares

	High	Low

	(In euros)
2001	8.051	5.650
2002	6.765	4.490
2003	6.022	5.015
2004
First Quarter	6.581	5.464
Second Quarter	6.920	6.454
Third Quarter	6.651	6.143
Fourth Quarter	7.245	6.570
2005
First Quarter	7.485	6.889
Second Quarter	7.53	6.977
Third Quarter	7.30	6.845
Fourth Quarter	7.147	6.499
December 2005-May 2006
December 2005	6.815	6.632
January 2006	7.005	6.675
February 2006	7.189	6.861
March 2006	7.073	6.853
April 2006	6.995	6.695
May 2006	6.978	6.715
      Enel’s ordinary shares are among the constituents of the S&P/ MIB Index, the primary Italian stock market index.
      As of May 24, 2006, 6,167,056,262 ordinary shares were outstanding. On May 31, 2006, the closing price of Enel’s ordinary shares on Telematico was €6.955 and the closing price of the ADSs on the New York Stock Exchange was $44.76.
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
      Currently, the stock option plans approved by Enel’s board of directors in 2002, 2003, and 2004 are still in force, while the stock option plans approved in 2000 and 2001 have expired, and the stock option plan approved in 2005 has lapsed since the conditions precedent set forth therein have not been satisfied. The terms of the stock option plans currently in force generally include the following: in the event that the conditions precedent have been satisfied, the options are exercisable starting one year after they are granted and until the fifth year after their grant; however, during the first three or four years (depending on the plan) during which exercise is permitted, vesting of the options is limited to annual cumulative tranches (varying from 15% to 40%). Under the 2002 and 2003 plans, options may be exercised each year only within the fifteen trading days following each of (i) the board of directors’ approval of preliminary financial data for the preceding fiscal year on a consolidated basis, (ii) the shareholders’ approval of the financial statements for the preceding fiscal year, and (iii) the board of directors’ approval of the report relating to the quarter ending September 30. Under the 2004 plan, the options are exercisable each year at any time other than during the period (i) beginning on the date that is one month prior to the day scheduled for the approval of Enel’s annual financial statements by its board of directors and ending on the date of such approval and (ii) beginning on the date that is one month prior to the day scheduled for the approval of Enel’s half-year report by its board of directors and ending on the date of such approval. Options become exercisable if both the Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of the Group for the fiscal year in which the options are granted exceeds the estimated EBITDA as indicated in the budget approved by the board of directors for the relevant year, and the price of Enel’s shares on Telematico outperforms a specified reference index over the same period. If any of these conditions is not met, all the options expire. The strike price of the options is set by the board of directors on the date of the grant and cannot be lower than the average reference price of Enel’s shares on Telematico during the month preceding the grant. The number of options granted under the 2002 and 2003 plans to participating managers was determined pursuant to a formula based on the participant’s gross salary for the year in question and the value of an option exercisable in the third year following its grant, calculated according to market value indications. Under the 2004 plan, options were granted using a new method based on proportional criteria. In any case options are not transferable inter vivos.
      At the annual meeting held on May 26, 2006, Enel’s shareholders vested the board of directors with the powers necessary to implement a new stock option incentive plan, as approved by the same shareholders’ meeting, for the amount of 31,790,000 options (for a corresponding number of newly issued Enel’s ordinary shares), to be made available to approximately 470 Group executives, including the chief executive officer in his capacity as general manager (who would be entitled to 1,500,000 options). Under this plan, options become exercisable if both the Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) of the Group for the relevant fiscal years specified in the stock option plan exceeds the estimated EBITDA as indicated in the budget approved by Enel’s board of directors for the same fiscal years, and the price of Enel’s shares on Telematico outperforms a specified reference index over the same period. If any of these conditions is not met, all the options expire. In particular, the plan provides that 25% of the options granted will become exercisable on the condition that in the two-year period 2006-2007 the aforesaid objectives are jointly attained, while the exercise of the remaining 75% of the options granted is subject to the attainment of both of the same objectives during the three-year period 2006-2008. In the event that only one or neither of the objectives is attained during the two-year period 2006-2007, however, provision is made for the possibility of recovering the first 25% of the options granted if the same objectives are both attained in the longer time period 2006-2008. In the event that the conditions precedent have been satisfied, vesting of the options occurs in three annual cumulative tranches of respectively 25% in 2008, 35% in 2009 and the remaining 40% in 2010. The final deadline for the exercise of all the options is December 31, 2012. When implementing the stock option plan in the second half of 2006, Enel’s board of directors will determine other details of the stock option plan, such as the strike price, on the basis of applicative criteria established by the shareholders’ meeting of May 26, 2006.
      From 2003 through 2006, Enel’s board of directors determined that the conditions precedent for all of the options granted under the 2002, 2003, and 2004 plans were satisfied during the reference period and therefore such options could be exercised according to the terms of the relevant stock option plan, while the conditions precedent for the 2005 plan were not satisfied during the reference period and such options therefore lapsed automatically.

      The following table lists each of our stock option plans by date, number of grantees, total options granted, options exercised as of May 24, 2006, strike price and scheduled expiration date:

	No. of		Total Options			Strike Price
Year of Grant	Grantees		Granted		Options Exercised	€		Expiration

2002	383	(1)	41,748,500		35,007,900	6.426	(2)	December 31, 2007
2003	549	(3)	47,624,005		38,337,287	5.240		December 31, 2008
2004	640	(3)	38,527,550		14,334,553	6.242		December 31, 2009
2005	448	(3)	28,757,000	(4)	—	7.273		December 31, 2010

(1)	Including Enel’s former chief executive officers, Mr. Tatò and Mr. Scaroni, each in his capacity as general managers (direttori generali), as well as Enel’s current chief executive officer, Mr. Conti, in his capacity as chief financial officer.

(2)	The strike price for the options granted to Enel’s former chief executive officer, Mr. Scaroni, was determined with regard to the reference price of Enel’s shares on Telematico on the date of his appointment as general manager (direttore generale), and was therefore set at €6.480.

(3)	Including Enel’s former chief executive officer, Mr. Scaroni, in his capacity as general manager (direttore generale) as well as Enel’s current chief executive officer, Mr. Conti, in his capacity as chief financial officer.

(4)	The conditions for the exercise of options under the 2005 plan were not satisfied, therefore none of the options granted thereunder became exercisable.
      In connection with the stock option plans approved by Enel’s board of directors, Enel’s shareholders have resolved to authorize the board of directors to increase Enel’s share capital by a certain maximum amount. As a result:

(i) under the May 2001 authorization, on April 10, 2003, Enel’s board of directors resolved to increase the Company’s share capital by an amount not to exceed €41,748,500 through the issuance (in one or more tranches) of a maximum of 41,748,500 new ordinary shares to satisfy the exercise of options granted under the 2002 plan and to be subscribed for by December 31, 2007; as of May 24, 2006, 35,007,900 ordinary shares had been issued in connection with the exercise of an equivalent number of options under the 2002 plan;

(ii) under the May 2003 authorization, on April 7, 2004, Enel’s board of directors resolved to increase the Company’s share capital by an amount not to exceed €47,624,005 through the issuance (in one or more tranches) of a maximum of 47,624,005 new ordinary shares to satisfy the exercise of options granted under the 2003 plan and to be subscribed for by December 31, 2008; as of May 24, 2006, 38,337,287 ordinary shares had been issued in connection with the exercise of an equivalent number of options under the 2003 plan;

(iii) under the May 2004 authorization, on March 30, 2005, Enel’s board of directors resolved to increase the Company’s share capital by an amount not to exceed €38,527,550 through the issuance (in one or more tranches) of a maximum of 38,527,550 new ordinary shares to satisfy the exercise of options granted under the 2004 plan and to be subscribed for by December 31, 2009; as of May 24, 2006, 14,334,553 ordinary shares had been issued in connection with the exercise of an equivalent number of options under the 2004 plan;

(iv) at the annual meeting held on May 26, 2005, Enel’s shareholders authorized the board of directors, for a period of five years, to increase Enel’s share capital by a maximum total amount of €28,757,000 in order to permit the issuance (in one or more tranches) of a maximum of 28,757,000 new ordinary shares under the terms of the 2005 stock option plan. Given that one of the two conditions precedent for the exercise of the options was not satisfied, the options granted under the 2005 plan are not exercisable and such authorization to increase Enel’s share capital lapsed automatically;

(iv) at the annual meeting held on May 26, 2006, Enel’s shareholders authorized the board of directors, for a period of five years, to increase Enel’s share capital by a maximum total amount of €31,790,000 in order to permit the issuance (in one or more tranches) of a maximum of 31,790,000 new ordinary shares under the terms of the 2006 stock option plan, as approved by the same annual meeting. This authorization, together with those granted in previous years and not yet utilized or expired, would entail a maximum potential dilution of Enel’s share capital amounting to 1.15%.

      In March 2004, the board of directors resolved to grant, beginning in 2004, a special bonus to those beneficiaries of our various stock option plans who exercise their options, in an amount to be determined by the board of directors each time it adopts resolutions concerning the allocation of earnings. The amount of the bonuses is based on the portion of the “divestiture dividends” (as defined below) distributed after the date the options were granted.
      The premise on which this initiative is based is that the portion of dividends attributable to extraordinary transactions regarding the divestiture of property and/or financial assets (so-called “divestiture dividends”) be considered as a return to shareholders of a portion of the Company’s value, which, as such, has the potential to affect the price of the Company’s shares. This bonus is intended to benefit the beneficiaries of the stock option plans who — because of choices they have made or restrictions imposed under the terms of our stock option plans — exercise their options after the ex-dividend date for any “divestiture dividends.” These bonuses are paid only with respect to the portion of any dividend that constitutes a “divestiture dividend,” and not with respect to any portion of a dividend relating to ordinary business activities or reimbursements arising from regulatory measures.
      Starting in 2004, when beneficiaries of our stock option plans exercise their options, they are entitled to receive a bonus amount related to any “divestiture dividends” distributed by Enel after the date the options were granted, but prior to their exercise. The bonus in question will be paid by the company of the Enel Group that employs the beneficiary, and is subject to ordinary taxation as employee income.
      To date, Enel’s board of directors has approved: (i) a bonus amounting to €0.08 per option exercised after the ex-dividend date of June 18, 2004, with respect to the €0.36 per share dividend related to the Company’s results in 2003; (ii) a bonus amounting to €0.33 per option exercised after the ex-dividend date of November 19, 2004, with respect to the 2004 interim dividend of the same amount per share; (iii) a bonus amounting to €0.02 per option exercised after the ex-dividend date of June 17, 2005, with respect to the balance of the 2004 dividend of €0.36 per share; and (iv) a bonus amounting to €0.19 per option exercised after the ex-dividend date of November 18, 2005, with respect to the 2005 interim dividend of the same amount per share.
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
      Italian companies whose shares are listed on a regulated market of the European Union are principally governed by two sets of rules: the Italian civil code (applicable to all Italian companies), and the Unified Financial Act (Testo Unico dell’Intermediazione Finanziaria, or TUF, of February 24, 1998, as amended) and the related implementing regulations applicable to listed companies. In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Italian civil code, which took effect on January 1, 2004. In February 2004, the Italian government amended the TUF to coordinate it with the new corporate law provisions of the Italian civil code. The amendments to the Italian civil code and to the TUF constitute the so-called 2004 corporate law reform. On May 21, 2004 Enel’s shareholders approved a number of amendments to Enel’s by-laws dictated or made possible by the 2004 corporate law reform. In December 2005, the Italian parliament adopted the Investor Protection Act of December 28, 2005, which sets forth rules on corporate governance for listed companies aimed at preventing financial scandals. A resolution to amend the corporate by-laws in compliance with the new Act, providing for the appointment of an officer responsible for the preparation of corporate accounting documents, has been approved by Enel’s shareholders meeting held on

May 26, 2006. Further amendments to Enel’s by-laws to comply with the new statutory requirements will have to be adopted by January 12, 2007; such amendments will be adopted by the board of directors exercising the power vested in it by the corporate by-laws to resolve on the harmonization of such by-laws with the provisions of the law. The following summary takes into account the 2004 corporate law reform, the Investor Protection Act and the consequent amendments to Enel’s by-laws.

General
      In May 2001, the Company’s shareholders approved the re-denomination of the Company’s share capital into euro from lire and a one-for-two reverse stock split, effective July 9, 2001. As a result, at that date, the issued and outstanding share capital of the Company consisted of 6,063,075,189 ordinary shares, each with a par value of €1. Before that date, the Company’s share capital consisted of 12,126,150,379 ordinary shares, each with a par value of Lit. 1,000. In accordance with Italian law, in connection with the re-denomination, Enel’s share capital was rounded down by approximately Lit. 386.4 billion (€199.5 million), which the Company allocated to the legal reserve.
      As of May 24, 2006, all of the Company’s 6,167,056,262 issued and outstanding ordinary shares are fully paid, non-assessable and in registered form.
      Enel’s registered office is in Rome, Italy, at Viale Regina Margherita No. 137, and the Company is registered with the Italian Companies’ Register held by the Chamber of Commerce of Rome at No. 00811720580. As set forth in Article 4 of Enel’s by-laws, its corporate purpose is to acquire and manage equity holdings in Italian and foreign companies, and to provide such companies with strategic guidelines and coordination regarding their industrial organization and business activities. Enel’s by-laws identify the following as Enel’s principal activities, which it may carry out through its affiliates or subsidiaries: (i) the electricity industry, including the activities of production, importation and exportation, distribution and sale, as well as transmission within the limits of existing legislation; (ii) the energy industry in general, including the fuel sector, the field of environmental protection and the water sector; (iii) the communications, telematics and information-technology industries and those of multimedia and interactive services; and (iv) the network-based utility services sector (electricity, water, gas, district heating, telecommunications) and local metropolitan utility services. The board of directors is generally authorized to take any actions necessary or useful to achieve the Company’s corporate purpose.

Authorization of Shares
      At the annual meeting held on May 26, 2006, Enel’s shareholders authorized the board of directors, for a period of five years, to increase Enel’s share capital by a maximum total amount of €31,790,000 in order to permit the issuance (in one or more tranches) of a maximum of 31,790,000 new ordinary shares under the terms of the 2006 stock option plan. This authorization, together with those granted in previous years and not yet utilized or expired, would entail a maximum potential dilution of Enel’s share capital amounting to 1.15%.
      One of the two conditions precedent for the exercise of the options granted under the 2005 stock option plan was not satisfied. As a result, none of the options granted under such plan became exercisable and the authorization to increase the share capital granted at the annual meeting held on May 26, 2005, by Enel’s shareholders to the board of directors, was not utilized and lapsed.
      Under the authorization granted by Enel’s shareholders on May 21, 2004, the board of directors on March 30, 2005 resolved to increase the Company’s share capital by a maximum total amount of €38,527,550 in order to permit the issuance of a maximum of 38,527,550 new ordinary shares in connection with the 2004 stock option plan. Of these shares, as of May 24, 2006, 14,334,553 have already been issued as result of the exercises of options under the plan. See also “— Stock Option Plans.”

Form and Transfer of Shares
      Pursuant to the TUF, Legislative Decree No. 213 of June 24, 1998 (“Decree No. 213”) and CONSOB Regulation No. 11768 of December 23, 1998 (“Regulation No. 11768”), as amended, since January 1, 1999, shareholders can no longer obtain the physical delivery of share certificates representing shares of Italian listed companies. Shares of Italian listed companies are no longer represented by paper certificates and the transfer and exchange of shares takes place exclusively through an electronic book-entry system. All shares must, accordingly, be deposited by their owners with an intermediary (each an “Intermediary”), as identified by Regulation No. 11768 more specifically:

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
      Each Intermediary maintains a custody account for each of its clients setting out the financial instruments of such client and keeps a record of all transfers, payment of dividends, exercise of rights attributable to such instruments, charges or other encumbrances on the instruments. The account holder or any other eligible party (for example, in the case of a pledge over the financial instrument, the pledge holder) may submit a request to the Intermediary (i) for the issue of a certified statement of account or, (ii) to participate in a shareholders’ meeting, for a communication to the issuer of the holder’s ownership or title. The request must indicate the quantity of the financial instruments in respect of which the statement is requested, the rights which the applicant intends to exercise and the duration in respect of which the certificate’s validity is required. Within two business days from the receipt of such request or, in the case of a communication, also within the longer period of time, if any, indicated in the by-laws of the issuer, the Intermediary shall issue a certified statement of account or make a communication to the issuer that constitutes evidence of the account holder’s ownership or title of the financial instruments indicated. Once a certificate has been issued, the Intermediary may not effect any transfer of the corresponding securities until the certificate expires or is returned. If the by-laws of the issuer do not prohibit the withdrawal of shares, or the related certification, before shareholders’ meetings are held, the Intermediary that sent the communication to the issuer shall inform the issuer without delay of any transfers, in whole or in part, of the corresponding financial instruments before the shareholders’ meeting is held.
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

Limitations on shareholdings
      According to Italian privatization law (Law No. 474 of July 30, 1994), Enel’s by-laws provide that no shareholder other than the Italian government, public statutory bodies and their respective subsidiaries may own ordinary shares representing more than 3% of the Company’s share capital. This limit does not apply in the event that it is exceeded as a result of certain types of tender offers as provided under Italian law.
      The limitation on shareholdings is calculated taking into account, among other things, shares owned by:

•	Controlling entities and directly or indirectly controlled entities of the holder, as well as entities controlled by the same controlling entity; and

•	Affiliated personal entities of the holder, including spouses and other closely related personal relatives.
      Italian privatization law and Enel’s by-laws restrict the ability of any entity to exercise any voting rights attributable to ordinary shares held or controlled by that entity representing more than 3% of Enel’s share capital. This restriction does not apply to any shareholdings held by the Italian government, public statutory bodies and their respective subsidiaries. The voting rights of each entity to whom this limit on shareholdings applies are reduced correspondingly. In the event that ordinary shares held or controlled in excess of the 3% threshold are voted, any shareholders’ resolution adopted pursuant to this vote may be challenged if the majority required to approve this resolution would not have been reached without the vote of ordinary shares held exceeding this threshold. Ordinary shares not entitled to be voted, for the above-mentioned reason, are nevertheless counted for purposes of determining the quorum at a shareholders’ meeting. Further limitations on shareholdings result from the special powers of the MEF.

Special powers of the MEF
      The Italian privatization law and the Company’s by-laws confer upon the Italian government, acting through the MEF, certain special powers with respect to Enel’s business and actions by Enel’s shareholders. These powers may apply regardless of the MEF’s shareholding in Enel. In September 2004, the government substantially confirmed the scope and duration of the MEF’s special powers, taking into account, among other factors, the liberalization level achieved by that time in the European energy sector. The MEF exercises these special powers after consultation with, and with the agreement of, the Ministry of Productive Activities. The Italian budget law for 2004 (Law No. 350 of December 24, 2003) amended the regulations concerning the “special powers” held by the government. Enel’s by-laws now reflect the following special powers of the MEF:

Opposition to material acquisitions of shares
      The MEF has the authority to oppose the acquisition by persons or entities subject to the limitation on shareholdings (as provided by Enel’s by-laws) of an interest in the Company equal to or in excess of 3% of the share capital (including ordinary shares held in the form of American Depositary Shares) with voting rights at ordinary shareholders’ meetings, in the event the Minister considers the transaction to be detrimental to vital national interests. The MEF must express any opposition to an acquisition by such a person or entity within ten days of receiving notice from the board of directors that a request to register such an interest in the shareholders’ register has been made. During this ten-day period, all non-economic rights, including the right to vote, pertaining to the shares that represent the significant holding are suspended. Should the MEF oppose a purchase for due cause in an order setting out the concrete detriment the transaction would cause to vital national interests, the purchaser may not exercise the right to vote nor any other non-economic right pertaining to the shares that represent the significant holding, and must dispose of such shares within one year. In case of failure to comply, upon request by the MEF, a court will order the sale of the subject shares. The purchaser has 60 days to challenge an order opposing its purchase before the Administrative Tribunal of Lazio.

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
      The special powers of the MEF reflected in Enel’s by-laws are also reflected in the by-laws of Enel Produzione and Enel Distribuzione.

Dividend Rights
      The payment by Enel of any annual dividend is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of Enel’s net income in any year, an amount equal to 5% of such net income must be allocated to Enel’s legal reserve until such reserve is at least equal to one-fifth of the par value of Enel’s issued share capital. As of December 31, 2005, the amount of Enel’s legal reserve exceeded one-fifth of the par value of its issued share capital. If Enel’s capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The board of directors may authorize the distribution of interim dividends, subject to certain statutory limitations.
      Dividends are payable to those persons who hold shares through an Intermediary on the day preceding the ex-dividend payment date declared by the shareholders’ meeting. Dividends not collected within five years from the dividend payment date are forfeited to the benefit of the Company. Payments in respect of dividends are distributed through Monte Titoli on behalf of each shareholder by the Intermediary with which the shareholder has deposited its shares. Holders of ADSs are entitled to receive payments in respect of dividends on the underlying shares through the Depositary, in accordance with Enel’s deposit agreement with JPMorgan Chase

Bank relating to the ADRs (the “Deposit Agreement”). Please see “Item 8. Financial Information — Other Financial Information — Dividend Policy.”

Voting Rights
      Shareholders are entitled to one vote per share, although a slate voting system applies in case of appointment of members of the board of directors and of the board of statutory auditors. Please see “— Minority Shareholders’ Rights.”
      Proxy solicitation may be carried out by certain professional investment and financial intermediaries, as well as certain companies whose sole purpose is to carry out proxy solicitation, on behalf of a qualified soliciting shareholder (generally, one or more shareholders who own and have owned at least 0.5% of Enel’s shares for more than six months and who have been so registered with Enel for the same period of time).
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
      As a registered shareholder and ADR depositary, JPMorgan Chase Bank or its nominee is entitled to vote the shares underlying the ADSs. The Deposit Agreement requires JPMorgan Chase Bank (or its nominee) to accept voting instructions from owners of ADSs and to execute such instructions to the extent permitted by law.

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
      In addition to exercising the powers entrusted to it by law, Enel’s by-laws provide the board of directors with the power to adopt resolutions concerning: mergers and demergers as permitted by law; the establishment or elimination of secondary headquarters; which directors shall have power to represent the Company; the reduction of share capital in the event of the withdrawal of one or more shareholder; the harmonization of the by-laws with provisions of the law; and the transfer of the Company’s registered office within Italy.
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
      The quorum for board meetings is a majority of the members in office having the right to vote. Resolutions are adopted by a majority of votes of those present. A board meeting may be called by the chairman on his or her own initiative and must be called upon a request by the board of statutory auditors (or at least one of its members) or upon a request for a meeting for specific purposes by at least two directors (or one director when the board is composed of three members).
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
      The compensation of directors is determined by shareholders at ordinary shareholders’ meetings. The board of directors determines, upon the proposal of the board compensation committee and after having received the opinion of the board of statutory auditors, the compensation of the chief executive officer and the other directors holding specific offices. Directors are entitled to reimbursement for expenses reasonably incurred in connection with their functions.

Statutory Auditors
      In addition to electing the board of directors, the company’s shareholders elect a board of statutory auditors (Collegio Sindacale) at ordinary shareholders’ meetings. The statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court.
      Pursuant to certain provisions of the TUF (some of which still have to be implemented through the adoption of specific regulations by CONSOB), the by-laws of listed companies shall specify the number of statutory auditors (not fewer than three) and alternate members (not fewer than two). At least one member of the board of statutory auditors must be elected (through a procedure that shall be set forth by CONSOB) by the minority shareholders. Moreover, the chairman of the board of statutory auditors shall be appointed by the shareholders’ meeting among the auditors elected by the minority shareholders.
      Statutory auditors are subject to certain limits (that must be set forth by CONSOB) concerning the cumulation of management and control positions that they may have in other companies. The Investor Protection

Act also imposes on the statutory auditors an obligation to disclose, when appointed and before their acceptance, any position held on the board of directors or board of statutory auditors of other companies.
      Enel’s by-laws currently provide that the board of statutory auditors shall consist of three statutory auditors and two alternate members (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve). Enel’s by-laws also provide, as allowed both under the former and the current regime (at least until the enactment of new regulations by CONSOB), that the statutory auditors may not hold the position of statutory auditor in five or more other listed companies (not counting our subsidiaries). As to the election of statutory auditors, please see “— Minority Shareholders Rights.”
      The TUF provides further that the board of statutory auditors will be required to verify that the company (i) complies with applicable law and its by-laws, (ii) respects the principles of correct administration, (iii) maintains adequate organizational structure, internal controls and administrative and accounting systems, (iv) adequately instructs its subsidiaries to transmit to it information relevant to the its disclosure obligations, and (v) correctly implements the corporate governance rules set forth by codes of conduct drawn up by management companies of regulated markets or by trade associations that the company publicly discloses a commitment to comply with.
      Each member of the board of statutory auditors must provide certain evidence that he or she is in good standing and meets certain professional standards.
      Enel’s board of statutory auditors is required to meet at least once every 90 days. In addition, the statutory auditors of the Company must be present at meetings of the company’s board of directors and shareholders’ meetings and at meetings of the Company’s executive committee, if any. The statutory auditors may decide to call a meeting of the shareholders, the board of directors or the executive committee. In particular, the right to call the shareholders’ meeting may be exercised by at least two members of the board, whereas the right to call other meetings may be exercised individually by each statutory auditor. The statutory auditors may also (i) ask the directors for information on the management of the Company and its subsidiaries, or direct the same information requests to the subsidiaries’ management or control bodies, (ii) carry out inspections and verifications at the Company and (iii) exchange information with the Company’s external auditors. The board of directors must report to the statutory auditors at least quarterly on its activities and on the main transactions carried out by the Company and its subsidiaries.
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

      The external auditors are appointed by a resolution taken at the annual shareholders’ meeting. Before the enactment of the Investor Protection Act (which occurred on January 12, 2006), the external auditors were appointed for a three-year term (which could not be renewed more than twice). Under the new statutory provisions, the external auditors are appointed for a six-year term, which may be renewed once provided that the lead partner is replaced. Thereafter, the same audit firm may be re-appointed only after a three-year period has elapsed. Such appointment must be notified to CONSOB, which, within 20 days from the notification, may bar the audit firm from acting as external auditors in the case of existing conflicts of interest or when the external auditors are considered technically incompetent.
      In May 2002, KPMG S.p.A., with registered offices at Via Vittor Pisani 25, Milan, was appointed as Enel’s external auditor for a three-year period. At the annual meeting held on May 26, 2005, Enel’s shareholders reappointed KPMG S.p.A. as Enel’s external auditor for a further three-year period.

Meetings of Shareholders
      Shareholders are entitled to attend and vote at ordinary and extraordinary shareholders’ meetings. Votes may be cast personally or by proxy. Shareholders’ meetings may be called by Enel’s board of directors (or the board of statutory auditors) and must be called if requested by holders of at least 10% of the issued shares. Shareholders are not entitled to request that a meeting of shareholders be convened to resolve upon matters which by law are to be resolved on the basis of a proposal, plan or report by Enel’s board of directors. If a shareholders’ meeting is not called when requested by shareholders and such refusal is unjustified, the competent court may call the meeting. Shareholders who, separately or jointly, represent at least 2.5% of the share capital may request additions to the agenda, within five days of the publication of the notice convening the meeting.
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
      Shareholders’ meetings must be convened at least once a year. Enel’s annual unconsolidated financial statements are prepared by its board of directors and submitted for approval to the ordinary shareholders’ meeting, which must be convened within 120 days after the end of the fiscal year to which such financial statements relate. This term may be extended to up to 180 days after the end of the fiscal year, bound by law to draw up consolidated financial statements or if particular circumstances concerning Enel’s structure or purposes so require. At ordinary shareholders’ meetings, shareholders also appoint the external auditors, approve the distribution of dividends, appoint the board of directors and the board of statutory auditors, determine their remuneration and vote on any other matter the resolution of which is entrusted to them by law.
      Extraordinary shareholders’ meetings may be called to vote upon dissolutions, appointment of receivers and similar extraordinary actions. Extraordinary shareholders’ meetings may also be called to resolve upon proposed amendments to the by-laws, issuance of convertible debentures or mergers and de-mergers, capital increases and reductions, where such resolutions may not be taken by Enel’s board of directors. In particular, the board of directors may resolve upon the issuance of shares or convertible debentures only if such powers have been previously delegated to it by the extraordinary shareholders’ meeting. Please see also “— Board of Directors.”
      The notice of a shareholders’ meeting may specify up to three meeting dates for an ordinary or extraordinary shareholders’ meeting; such meeting dates are generally referred to as “calls”.
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
      Shareholders may attend the shareholders’ meeting by proxy. A proxy may be given only for a single shareholders’ meeting (including, however, the first, second and third calls of such meeting), except as part of a general power of attorney or a power of attorney granted by a corporation, association, foundation or any other legal entity to one of its employees. A proxy may be exercised only by the person expressly named in the applicable form. The person exercising the proxy cannot be a subsidiary, director, statutory auditor or employee of Enel or of any of its subsidiaries. Proxies may be solicited by an intermediary (banks or investment companies, asset management companies and companies having proxy solicitation as their sole purpose) on behalf of a qualified soliciting shareholder (a shareholder who owns and has owned at least 0.5% of Enel’s voting capital for at least six months and who has been registered with Enel as holder of such shares for the same period of time). Proxies may also be collected by a shareholders’ association from among its members, subject to certain conditions. Please see “— Voting Rights.” CONSOB has established provisions which govern the transparency and proper performance of the solicitation and collection of proxies.

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

Reports to Shareholders
      The Company is required by Italian regulation to publish audited annual consolidated and unconsolidated financial statements in the Italian language. The Company also publishes an annual report in English, which contains the Company’s annual audited consolidated financial statements. The Company is also required by CONSOB regulations to produce semi-annual and quarterly reports to shareholders in the Italian language containing a directors’ report and unaudited consolidated semi-annual and quarterly condensed financial statements, respectively (and, in the case of its semi-annual statements only, unconsolidated financial statements as well). The Company must also prepare annual reports on Form 20-F to be filed with the U.S. Securities and Exchange Commission containing, among other things, the Company’s audited annual consolidated financial statements.
      For fiscal years through and including the year ended December 31, 2004, the Company prepared all of its financial statements in accordance with Italian GAAP. Since January 1, 2005, the Company publishes annual audited consolidated financial statements and unaudited semi-annual and quarterly reports in conformity with IFRS. The Company published its unconsolidated financial statements for the year 2005 in accordance with Italian GAAP, whereas as of January 1, 2006, it will publish its unconsolidated financial statements in accordance with IFRS.

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
      A corresponding reserve equal to the purchase price of the own shares must be created in the balance sheet, and such reserve is not available for distribution unless such shares are sold or canceled. Shares purchased and held by Enel may be resold only pursuant to a resolution of Enel’s shareholders adopted at an ordinary shareholders’ meeting. The voting rights attaching to the shares held by Enel or its subsidiaries cannot be exercised, but the shares must be counted for quorum purposes at shareholders’ meetings. Dividends and other rights, including pre-emptive rights, attaching to such shares will accrue to the benefit of other shareholders.
      The TUF requires that the purchase by a listed company of its own shares and the purchase of shares of a listed company by its subsidiaries pursuant to the Italian Civil Code be carried out so as to ensure equal treatment of the shareholders, in accordance with procedures established by CONSOB. Subject to certain limitations, the foregoing does not apply to shares being purchased by a company from its employees or from the employees of its controlling company or subsidiaries.
      Under CONSOB regulations, a listed company can purchase its own shares through: (i) tender offers; (ii) purchases on regulated markets in accordance with procedures that do not allow for the predetermination of which sell order will match a buy order; (iii) the purchase and sale of derivative instruments traded on regulated markets that provide for the delivery of the underlying shares, provided that market rules lay down methods for the purchase and sale of such instruments that do not permit the direct matching of buy orders with predetermined sell orders and ensure the easy participation of investors in the trading of such derivative instruments used for buybacks; and (iv) the granting to existing shareholders of certain put options with respect to the shares they hold.
      At the date hereof, Enel does not own, directly or indirectly, any of its shares and is not currently authorized by its shareholders to make such purchases.

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
      Pursuant to the TUF, agreements among shareholders of a listed company or of its parent company regarding the exercise of voting rights must be notified to CONSOB within five days, published in summary form in the press within 10 days and filed with the Chamber of Commerce within 15 days. Failure to comply with the above rules renders the agreements null and void and the shares cannot be voted. These rules apply also to shareholders’ agreements which:

(i) concern prior consultation for the exercise of voting rights in a listed company or its controlling company;

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
      CONSOB regulations specify the method and content of the notification and publication of the agreements as well as of subsequent amendments thereto. The regulations also provide that any party to an agreement regarding the exercise of voting rights or referred to in (i) and (iv) above concerning more than 5% of the listed company’s share capital is obliged to notify CONSOB and the listed company in question of its overall shareholding in the listed company, unless such information has already been notified in compliance with other provisions of the TUF.
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
      Dissenting, abstaining or absent shareholders may require Enel to buy back their shares for the average closing price of the previous six months as a result of shareholders’ resolutions approving, among other things, material modifications of the company’s corporate purpose or of the voting rights of the Company’s shares, the transformation of the Company from a stock corporation into a different legal entity, the transfer of Enel’s registered seat outside Italy or the de-listing of Enel’s shares from Telematico.
      Any shareholder may bring to the attention of the board of statutory auditors facts or acts which are deemed wrongful. If such shareholders represent more than 2% of Enel’s share capital, the board of statutory auditors must investigate without delay and report its findings and recommendations to the shareholders’ meeting.
      Shareholders representing at least 5% of Enel’s share capital have the right to report to the competent court serious breaches of the duties of the directors which may be prejudicial to the Company or to its subsidiaries. In addition, shareholders representing at least 2.5% of Enel’s share capital may commence derivative suits before the competent court against the Company’s directors, statutory auditors and general managers. Enel may waive or settle the suit unless shareholders holding at least 5% of the shares vote against such waiver or settlement. Enel will reimburse the legal costs of such action in the event that the claim of such shareholders is successful and the court does not award such costs against the relevant directors, statutory auditors or general managers.
      Under Italian law, the by-laws of privatized companies that impose a maximum limit on the number of shares that may be held by any shareholder must provide for the election of directors and statutory auditors through the voting list system provided under the privatization law to ensure that minority shareholders of a company are represented on its board of directors and board of statutory auditors. Accordingly, Enel’s by-laws require that the board of directors, except for the non-voting director, if any, appointed by the MEF (please see “— Special Powers of the MEF”), and the board of statutory auditors be elected on the basis of candidate lists presented by one or more shareholders, including the MEF, representing in the aggregate at least 1% of Enel’s share capital having the right to vote at ordinary shareholders’ meetings; the outgoing board of directors may present a candidate list for the election of the new board of directors. As a general rule, the Investor Protection Act requires that candidate lists for listed companies be presented for the appointment of the board of directors, and that at least one director be appointed by minority shareholders. All directors must possess the requisites of good standing set forth for the statutory auditors by a decree issued by the Ministry of Justice; moreover, if the board of directors is composed by more than seven members, at least one of them must possess the requisites of independence set forth for statutory auditors by the TUF.
      The candidate lists must be deposited at Enel’s registered office and published in at least three Italian newspapers with nationwide circulation, two of which must be daily business newspapers. Publication of the candidate list presented by the outgoing board of directors must occur at least 20 days before the first call of the shareholders’ meeting, the term being reduced at 10 days in the case of candidate lists proposed by shareholders. Each shareholder may present or join in the presentation of only one candidate list and each candidate may appear on only one list.
      Under Enel’s by-laws, the election of the board of directors (other than the non-voting director, if any, appointed by the MEF through the exercise of its special powers) will proceed as follows: seven-tenths of the members to be elected, rounded off in the event of a fractional number to the next lower number, will be drawn from the candidate list that receives the majority of votes cast by the shareholders in the numerical order in which they appear on the list; the remaining board members will be drawn from the other candidate lists; for this purpose, the votes obtained by each such list will be divided by one, two, three and so forth up to the number of directors to be elected. The numbers obtained through this process are attributed to the candidates of each list in the order in which such candidates rank in the list. The candidates of the various lists are ranked in a single ranking and in decreasing order on the basis of the numbers attributed to each of them. The candidates with the highest numbers are elected. Following the reforms introduced by the Investor Protection Act, the appointment of the members of the board of directors shall be by secret vote.
      The election of the board of statutory auditors is governed by the same rules applicable to the election of the board of directors, except that the latter may not present a candidate list for the board of statutory auditors. Enel’s current by-laws provide that the board of statutory auditors consists of three auditors, of which minority shareholders have the right to appoint one, and two alternate auditors, of which minority shareholders have the right to appoint one. Pursuant to the Investor Protection Act, the chairman of the board of statutory auditors will be elected by the shareholders’ meeting between the members appointed by minority shareholders, such provision being applicable for the elections held after January 12, 2006. Application of the secret vote provided for by the Investor Protection Act to the election of the board of statutory auditors is currently a matter of debate.

Tender Offer Rules
      Pursuant to the TUF, a public tender offer must be made by any person that, by reason of its purchases of shares, holds more than 30% of the shares of an Italian company listed on an Italian regulated market entitling their holders to vote on the election or revocation of the directors or the commencement of derivative suits against them (for purposes of this section, and as applicable to Enel’s shares, the “Ordinary Shares”). The tender offer must cover all the Ordinary Shares of the listed company. Similarly, a tender offer for all the Ordinary Shares of a listed company must be made by any person who, having more than 30% of the Ordinary Shares without exercising majority voting rights at ordinary shareholders’ meetings, acquires — by way of acquisition or exercise of subscription or conversion rights — during a 12-month period more than an additional 3% of the Ordinary Shares. Moreover, according to releases issued by CONSOB if, as a result of a share buy-back effected by a listed company, the controlling shareholder of that company holds more than 30% of the outstanding Ordinary Shares (i.e., exclusive of treasury stock), the obligation to launch a tender offer is triggered. The offer must be launched within thirty days from the date on which the relevant threshold was exceeded, at a price not lower than the average of the weighted average of the market price for the Ordinary Shares in the previous twelve months, and the highest price paid for the same Ordinary Shares by the offeror in the same period.
      Under Regulation No. 11971, a purchaser is exempted from the tender offer obligation when: (i) the purchaser’s equity interest, as a result of an acquisition, does not exceed the 30% threshold by more than 3% (provided that the purchaser commits (a) not to exercise the voting rights pertaining to any Ordinary Shares exceeding the 30% threshold and (b) to sell the Ordinary Shares exceeding the 30% threshold within 12 months from the date of purchase), (ii) another person (or several persons acting jointly) already owns more than 50% of the outstanding Ordinary Shares, (iii) the 30% threshold is exceeded as a result of a capital increase in connection with a debt restructuring plan approved by CONSOB, (iv) the 30% threshold is exceeded as a result of transfers of Ordinary Shares among related persons, (v) the 30% threshold is exceeded as a result of the exercise of pre-emptive rights, (vi) the 30% threshold is exceeded through mergers or demergers having an industrial purpose, approved by the shareholders of the company whose shares would otherwise be the target of the tender offer. The TUF provides further that the acquisition of an interest above 30% of the Ordinary Shares of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on all of the Ordinary Shares of the company. If a person exceeds the above 30% threshold as a result of a public tender offer launched on 60% or more, but on less than all, of the Ordinary Shares of the company, the person concerned is exempted from the obligation to launch a 100% tender offer if (i) the tender offer has been approved by shareholders of the company holding a majority of the Ordinary Shares (excluding the offeror and the current majority shareholder), and (ii) the offeror (its subsidiaries, controlling person, related companies and other person connected to it by virtue, inter alia, of shareholders’ agreements) has not acquired more than 1% of the Ordinary Shares of the company in the preceding 12 months; CONSOB shall ensure compliance with these conditions before allowing the offer to be launched. After such an offer has been completed, the offeror nevertheless becomes subject to the duty to launch an offer for 100% of the Ordinary Shares if, in the course of the subsequent 12 months, (i) it (or its affiliates) purchases more than an additional 1% of the Ordinary Shares of the company, or (ii) if the company approves a merger or split-up.
      Finally, the TUF provides that anyone holding 90% or more of the voting shares of a listed company must launch an offer for the remaining voting shares unless an adequate distribution is restored so as to ensure proper trading within a period of 120 days. Any shareholder holding more than 98% of the voting shares of a listed company following a tender offer for all such shares issued by the company, has the right to obtain title to the remaining shares within four months after the end of the tender offer if it has stated in the offer document its intention to make such an acquisition at a price set by a court-appointed expert.

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

Overview
      Corporate governance rules for Italian stock corporations (società per azioni) like Enel whose shares are listed on the Italian stock exchange are set forth in the Italian civil code, in the TUF (as amended by the Investor Protection Act) and in the corporate governance rules set forth by the voluntary code of corporate governance issued by Borsa Italiana (the “Corporate Governance Code”), the provisions of which were updated in March 2006 (listed companies being asked to comply with such updated provisions by the end of fiscal year 2006). As described in more detail below, Italian corporate governance rules differ in a number of ways from those applicable to U.S. domestic companies under NYSE listing standards, as set forth in the NYSE Listed Company Manual.
      As a general rule, Enel’s main corporate bodies are governed by the Italian civil code and the TUF and are granted specific powers and duties that are legally binding and from which there can be no derogation. The Corporate Governance Code builds on the general framework provided for by the Italian civil code and the TUF and sets forth recommendations for responsible corporate governance intended to reflect generally accepted best practice. Listed companies are requested to issue an annual compliance report disclosing information on their adoption of the Corporate Governance Code and the compliance with its provisions, indicating which recommendations, if any, are not being followed and the reasons for any failure to comply with such recommendations. The annual compliance report must also contain a general description of Enel’s corporate governance system. As stated in the Company’s annual compliance report issued in March 2006, Enel is substantially in compliance with the recommendations set forth in the Corporate Governance Code.
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

      As required by Italian law, a firm of external auditors is in charge of auditing Enel’s financial statements. The members of Enel’s board of directors and board of statutory auditors, as well as Enel’s external auditors, are directly and separately appointed by the shareholders at a general meeting.
      As recommended by the Corporate Governance Code, moreover, Enel’s board of directors also established an internal control committee which is mainly responsible for assessing the adequacy of our internal control system and the proper application of accounting standards and for relations with external auditors; such committee essentially advises, assists and makes proposals to the Company’s board of directors with respect to all such matters. The four current members of Enel’s internal control committee are non-executive directors and qualify as independent under the rules of the Corporate Governance Code applicable for the year 2005. Please see “Item 6. Directors, Senior Management and Employees — Directors.” However, as explained in more detail below, this committee does not serve as Enel’s “audit committee” for purposes of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or NYSE listing standards.
      The Company has set out in the following summary the significant differences between Italian corporate governance rules and practices as Enel has implemented them and those applicable to U.S. issuers under NYSE listing standards, as set forth in the NYSE Listed Company Manual.

Independent Directors
      NYSE domestic company standards. The NYSE listing standards applicable to U.S. companies provide that “independent” directors must comprise a majority of the board. In order for a director to be considered “independent,” the board of directors must affirmatively determine that the director has no “material” direct or indirect relationship with the company. These relationships “can include commercial, industrial, banking, consulting, legal, accounting, charitable and familial relationships, among others.” More specifically, a director is not independent if such director or a member of his/her immediate family has certain specified relationships with the company, its parent, any consolidated subsidiary, its internal or external auditors, or any company that has significant business relationships with the company, its parent or any consolidated subsidiary. Ownership of a significant amount of stock, by itself, is not a bar to independence. In addition, a three-year period following the termination of any relationship that compromised a director’s independence must lapse before that director can again be considered independent.
      Enel’s practice. In Italy, the TUF (as amended by the Investor Protection Act) provides that when, as this is the case, the board of directors has more than seven members, at least one of them must satisfy the independence requirements established for the statutory auditors set forth below and, if provided for in the bylaws, the additional requirements established in the Corporate Governance Code.
      The Corporate Governance Code recommends that an adequate number of non-executive directors (i.e., directors who are not members of our senior management nor vested by the board with specific managerial tasks) shall be independent, in the sense that they do not maintain, nor have recently maintained, directly or indirectly, any business relationships with the issuer or persons linked to the issuer, of such significance as to influence their present autonomous judgement. Moreover, the board of directors shall periodically assess the directors’ independence and the results of the assessments of the board shall be communicated to the market.
      Directors’ independence is assessed on the basis of a few general principles, rather than detailed rules, having regard more to substance rather than form. Under the provisions of the Corporate Governance Code updated in March 2006, a director is usually considered not independent in the following cases, which are given only as indicative examples: (i) if he/she controls, directly or indirectly, the issuer also through subsidiaries, trustees or through a third party, or is able to exercise over the issuer dominant influence, or participates in a shareholders’ agreement through which one or more persons may exercise control or considerable influence over the issuer; (ii) if he/she is, or has been in the preceding three fiscal years, a significant representative of the issuer, of a subsidiary having strategic relevance or of a company under common control with the issuer, or of a company or entity controlling the issuer or able to exercise over the same a considerable influence, also jointly with others through a shareholders’ agreement; (iii) if he/she has, or had in the preceding fiscal year, directly or indirectly (e.g. through subsidiaries or companies of which he/she is a significant representative, or in the capacity as partner of a professional firm or of a consulting company) a significant commercial, financial or professional relationship (x) with the issuer, one of its subsidiaries, or any of its significant representatives, (y) with a subject who, also jointly with others through a shareholders’ agreement, controls the issuer, or — in case of a company or an entity — (z) with the relevant significant representatives; or is, or has been in the preceding three fiscal years, an employee of the above-mentioned subjects; (iv) if he/she receives, or has received (including through participation in incentive plans or stock option plans linked to the company’s performance) in the preceding three fiscal years, from the issuer or a subsidiary or a company controlling the issuer, a significant additional remuneration compared to the “fixed” remuneration of non-executive director of the issuer; (v) if he/she was a director of the issuer for more than nine years in the last twelve years; (vi) if he/she is an executive director in another company in which an executive director of the issuer holds the office of director; (vii) if he/she is shareholder or quotaholder or director of a legal entity belonging to the same network as the external auditor of the issuer; (viii) if he/she is a close relative of a person who is in any of the positions listed in the above paragraphs.
      The board of directors shall evaluate, at least once a year, on the basis of the information provided by each director or otherwise available to the issuer, those relations which could be or appear to be such as to jeopardize the autonomy of judgment of such director. The board of statutory auditors shall ascertain the correct application of the assessment criteria and procedures adopted by the board of directors for evaluating the independence of its members. The result of such controls is notified to the market in the report on corporate governance or in the report of the board of statutory auditors to the shareholders’ meeting. As of the date hereof, Enel’s board of directors consists of nine members, eight of whom are non-executive directors who qualify as independent (i) under the criteria of the Corporate Governance Code applicable for the year 2005 (which differ in certain aspects with respect to the provisions mentioned above), and (ii) under the independence requirements established for the statutory auditors set forth below, as stated by the board of directors in March 2006.
      In addition, the members of Enel’s board of statutory auditors must meet independence requirements mandated by Italian law. As with directors, statutory auditors’ independence is assessed on the basis of a few general principles, rather than detailed rules. In particular, a person who (i) is a director, or the spouse or a close relative of a director, of the Company or any of its affiliates; (ii) has an employment or consulting or similar relationship with the Company or any of its affiliates; or (iii) has an economic or professional relationship with Enel or any of its affiliates which might compromise his/her independence, cannot be appointed to the Company’s board of statutory auditors. Although there is no formal cooling-off requirement, statutory auditors who are registered chartered accountants and have had a regular or material consulting relationship with Enel or its affiliates within two years prior to the appointment, or have been employed by, or served as directors of, Enel or its affiliates, within three years prior to the appointment, may be suspended or cancelled from the register of chartered public accountants. Finally, Enel is required to provide in its bylaws a mechanism to permit stockholders to propose alternative lists of candidates for the board of statutory auditors. Please see “Item 6. Directors, Senior Management and Employees — Board of Statutory Auditors” and “— By-Laws — Minority Shareholders’ Rights.”

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
      Enel’s practice. In Italy, neither non-executive directors nor independent directors are required to meet in executive sessions. Under the provisions of the Corporate Governance Code updated in March 2006, it is recommended that independent directors meet separately from other directors at least once a year. The members of Enel’s board of statutory auditors are required to meet at least once every 90 days.

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
      Enel’s practice. Rule 10A-3 under the Exchange Act provides an exemption from certain of the audit committee requirements under the rule for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements with regard to independence and responsibilities (including the performance of most of the specific tasks assigned to audit committees by the rule, to the extent permitted by local law) (the “Statutory Auditor Requirements”). Enel granted specific functions to its board of statutory auditors in order to fulfill the Statutory Auditor Requirements and, as a result, the Company qualifies for this exemption.
      In particular, as of July 2005, the board of statutory auditors’ responsibilities also include (i) the power to express a binding opinion on the appointment, compensation and removal of Enel’s external auditors, (ii) the supervision of the external auditors’ performance and the approval of any additional assignments (that can only be of an accounting nature according to the Company’s policies), (iii) the supervision of Enel’s procedures for the submission to the internal audit function of complaints and reports on accounting practices and internal control system, including the supervision of the related corporate procedures governing whistle blowing, and (iv) the possibility of availing itself of external consultants. Enel also has an internal audit function, which it has not outsourced, and an internal control committee, as noted above, in accordance with the Corporate Governance Code. Please see “Item 6. Directors, Senior Management and Employees — Directors.”

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
      Enel’s practice. Compensation of the chairman of Enel’s board of directors, its CEO and other members, if any, of the board of directors vested with particular offices is proposed by Enel’s compensation committee and approved by the board of directors, after having received the opinion of the board of statutory auditors. Senior management compensation policies are proposed by Enel’s CEO, evaluated by the compensation committee and approved by the board of directors. Our equity-based compensation plans are adopted by Enel’s board of directors upon proposal of the compensation committee and, according to the provisions of the Investor Protection Act, submitted to the shareholders’ meeting for approval. Please see “— Stock Option Plans.” The Corporate Governance Code recommends that the members of the compensation committee shall be non-executive directors, the majority of which shall be independent. The four current members of Enel’s compensation committee are non-executive directors and qualify as independent under the rules of the Corporate Governance Code applicable for the year 2005. Please see “Item 6. Directors, Senior Management and Employees — Directors.” The Company discloses the compensation of each of the members of its board of directors (including Enel’s CEO) and its board of statutory auditors in the annual unconsolidated financial statements prepared in accordance with Italian GAAP, and in Item 6 of this annual report on Form 20-F.

Nominating Committee
      NYSE domestic company standards. Under NYSE standards, a U.S. company listed on the NYSE must have a nominating/corporate governance committee (or equivalent) composed entirely of independent directors that, among other things, is responsible for nominating directors and board committee members.
      Enel’s practice. We do not have a nominating committee since we believe that there are no impediments for shareholders to submit their candidate lists in compliance with the the provisions of the law, Enel’s by-laws and the Corporate Governance Code. Directors may be nominated by any of Enel’s shareholders or Enel’s board of directors.

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
      As noted above, Enel must issue an annual compliance report describing its corporate governance system and disclosing the level of its compliance with the recommendations of the Corporate Governance Code. This report and all the Company’s guidelines, programs and codes are available, both in English and in Italian, on Enel’s website at www.enel.it in the “Investor relations — Corporate Governance” section. Information appearing on the website is not incorporated by reference into this annual report.

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

      Enel’s practice. Under the NYSE rules, as of July 31, 2005, Enel is required to submit an annual written affirmation to the NYSE, in a form specified by the NYSE, regarding the Company’s compliance with applicable NYSE corporate governance standards. On August 1, 2005, Enel submitted such affirmation. In subsequent years, Enel will be required to submit an annual affirmation within 30 days of the filing of its annual report on Form 20-F with the SEC. Following submission of the Company’s initial annual written affirmation, Enel is also required to submit to the NYSE an interim written affirmation, in a form specified by the NYSE, any time Enel is no longer eligible to rely on, or chooses to no longer rely on, a previously applicable exemption provided by Exchange Act Rule 10A-3, or, to the extent Enel has an audit committee as defined in Rule 10A-3, if a member of such audit committee ceases to be deemed independent or an audit committee member had been added. In addition, under NYSE rules, the Company’s chief executive officer must notify the NYSE in writing if any executive officer becomes aware of any material non-compliance by Enel with applicable NYSE corporate governance standards.

Shareholder Approval of Adoption and Modification of Equity Compensation Plans
      NYSE domestic company standards. Shareholders of a U.S. company listed on the NYSE must approve the adoption of, and any material revision to, the company’s equity compensation plans, with certain exceptions.
      Enel’s practice. Enel’s shareholders must (i) authorize the issuance of shares in connection with capital increases, (ii) authorize the buy-back and resale of the Company’s own shares, and (iii) approve the adoption of equity compensation plans made available to the Company’s employees, directors and independent consultants.
Material Contracts
      On May 26, 2005, we entered into an agreement pursuant to which we sold Wind to Weather in a series of transactions. For additional details regarding the agreement, see “Item 4. Information on the Company — Business — The Enel Group — Discontinued Operations — Telecommunications.”
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
      Under current Italian law, all shares of Italian listed companies (including the ordinary shares) must be held in a centralized clearing system authorized by CONSOB. Under applicable tax provisions, if the ordinary shares are held through the centralized clearing system managed by Monte Titoli (the only such system currently authorized in Italy), no withholding tax on dividends is applied by the Company. Instead of the withholding tax, a substitute tax (imposta sostitutiva) is applied on dividend distributions to non-resident holders of ordinary shares (or ADSs relating to such ordinary shares) at a rate equal to the withholding tax that would otherwise be due. The substitute tax is applied by the resident or non-resident intermediary with which the ordinary shares are deposited and which participates in the Monte Titoli system (directly or through a foreign centralized clearing system participating in the Monte Titoli system). The procedures to be followed by a non-resident holder in order for the intermediary with which the ordinary shares are deposited to apply a reduced rate of tax pursuant to an applicable income tax convention are as follows. The intermediary must receive (i) a declaration of the non-resident holder that contains certain data identifying the non-resident holder and indicating the existence of all the conditions necessary for the application of the relevant income tax convention and the determination of the applicable treaty rate of withholding and (ii) a certification by the tax authorities of the non-resident holder’s country of residence that the holder is a resident of that country for purposes of the income tax convention and, as far as it is known to such authorities, the holder has no permanent establishment in Italy (which certificate will be effective until March 31 of the year following submission). If the ordinary shares are deposited with a non-resident intermediary, such intermediary must appoint as its fiscal representative in Italy a bank or an investment services company that is resident in Italy, the permanent establishment in Italy of a non-resident bank or investment services company, or a company licensed to manage a centralized depository and clearing system, to carry out all duties and obligations relating to the application and administration of the substitute tax.
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
      The gross amount of dividends (that is, the amount before reduction for Italian withholding tax) paid to U.S. holders will be subject to U.S. federal income taxation as dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in euros will be includible in the income of U.S. holders in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to our ordinary shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on our shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2004 or 2005 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2006 taxable year.
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
      Generally, a capital gains tax (“CGT”), levied at a rate of 12.5%, is imposed on gains realized upon the transfer or sale of “non-qualified” shareholdings, whether held within or outside Italy. A “non-qualified” shareholding is constituted by an interest in Enel which does not reach the thresholds described above. However, under domestic law, an exemption applies to gains realized on the disposal of “non-qualified” shareholdings in an Italian company the shares of which are listed on a regulated market, such as Enel’s shares, even when such shareholdings are held in Italy. A statement whereby the holder declares to be a non-Italian resident may be required in order to benefit from this exemption.
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
      U.S. holders of ADSs will be subject to U.S. federal income tax on any capital gains to the same extent as on other gains from the disposition of stock. The net amount of long-term capital gain recognized by an individual holder after May 5, 2003 and before January 1, 2011 generally is subject to taxation at a maximum rate of 15%. The net long-term capital gain recognized by an individual holder before May 6, 2003 generally is subject to taxation at a maximum rate of 20%.
      A non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale of ordinary shares or ADSs unless (i) such gain is effectively connected with the conduct by the non-U.S. holder of a trade or business in the United States, or (ii) in the case of gain realized by an individual non-U.S. holder, the non-U.S. holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

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
      In April 2004, the Italian power exchange became operational. As a result, we are now facing the market risk arising from the fact that prices on the market are determined by competitive bidding among participants. However, under the current regulatory framework, generation companies may also sell electricity on the free market through freely negotiated over-the-counter bilateral contracts with purchasers, and enter into such contracts, as well as contracts for differences, with the Single Buyer. Our use of bilateral contracts with purchasers and contracts for differences with the Single Buyer is contributing to reduce our power exchange risk exposure. In addition, we believe that the potential impact of this market risk vis-à-vis that faced by our competitors is mitigated by the homogeneity of the cost structure of Italian generation companies and by the limited import capacity of the transmission lines that connect the Italian network with those of other countries. Finally, for the amount of energy we sell in the Italian power exchange and for which we do not enter in contracts for differences with the Single Buyer or bilateral contracts indexed to fuel prices, our hedging strategy is based on our assessment of our exposure to changes in power exchange prices as compared to our generation costs in Italy, using swaps and other hedging instruments.

      Our exchange rate exposure for electricity imports is principally limited to imports denominated in Swiss francs. In 2005, approximately 48% of our electricity imports by value were denominated in Swiss francs. The balance of our electricity imports are denominated in euros, and we do not have an exchange rate risk on these imports as a result. We actively manage the exchange rate exposure on our accounts payable in Swiss francs through the use of the instruments described below.
      Almost all of our long-term debt is denominated in euros and as a result is not subject to exchange rate risk. At December 31, 2005, we were fully exposed to exchange rate risk on only €482 million out of a total €11,985 million in outstanding long-term debt (including approximately €263 million of long-term debt which relates to our operating subsidiaries in North America and Central South America and which is denominated in the currency of the jurisdictions in which such subsidiaries operate).
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

Foreign exchange risk
      As explained above, our principal foreign exchange risk relates to fuel costs and electricity imports. At December 31, 2005, we also had foreign exchange risk exposure on €482 million in outstanding long-term debt denominated in currencies other than the euro, which represented 4.0% of our total long-term debt. Our exposure to foreign currency exchange rates is primarily in respect of U.S. dollars for fuel purchases and in respect of Swiss francs for electricity imports, though we are also exposed to currency risk with regard to the small proportion of our operations that use a functional currency other than the euro.

      We use forward exchange contracts and currency options in managing our foreign exchange risk. As of December 31, 2005, we had outstanding forward exchange contracts and options used to hedge our several exchange risks with an aggregate notional amount of €1,871 million (€1,870 million as of December 31, 2004). In particular, we had:

•	contracts with a notional amount of €1,569 million used to hedge the foreign exchange risk related to fuel purchases, electricity imports and expected cash flows in currencies other than the euro (€855 million as of December 31, 2004); and

•	contracts with a notional amount of €35 million used to hedge the foreign exchange risk related to the repayment of the commercial paper we issued in foreign currency (€715 million as of December 31, 2004).
      We generally enter into these contracts with respect to the same amount and date of a repayment obligation or the cash flow that we expect to generate, thus any change in fair value of these contracts deriving from a possible appreciation or depreciation of the euro against other currencies would be fully offset by a corresponding change in the fair value of the underlying position.
      At the end of 2005, we also had in place €194 million of foreign exchange forward contracts (€215 million at December 31, 2004) and €73 million of options (€85 million at December 31, 2004) used to hedge any residual foreign exchange risk on an aggregate basis.
      The fair value of these derivatives was negative by €6 million at December 31, 2005 (negative by €59 million in 2004). Assuming a 10% depreciation of the euro against all the other currencies to which we have exchange rate exposure, the fair value of these financial instruments, including long-term debt exposed to foreign exchange risk, would have increased by €96 million in 2005 (as compared to an increase of €57 million in 2004).

Interest rate risk
      Our outstanding total medium-term and long-term debt at December 31, 2005 amounted to €11,985 million, of which €5,823 million, or approximately 49% of the total, bore interest at floating rates, principally based on Euribor, and €6,162 million, or 51%, bore interest at fixed rates.
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
      At December 31, 2005, we had entered into outstanding interest rate derivatives with a notional amount of €4,993 million (€10,379 million at December 31, 2004), of which €4,865 million were interest rate swaps (€9,632 million at December 31, 2004), €59 million were interest rate collars (€687 million at December 31, 2004), and €69 million were swaptions (€60 million at December 31, 2004). The fair value of these derivatives was negative by €315 million at such date (negative by €420 million in 2004). You should read note 22 to our consolidated financial statements for a further discussion of the fair value of these derivatives. See also “Item 5. Operating and Financial Review and Prospects — U.S. GAAP Reconciliation — Critical Accounting Policies under U.S. GAAP.”
      With these contracts in place, we estimate that the portion of our long-term debt at such date still exposed to interest rate fluctuations, appropriately weighting the notional value of interest rate collars, was approximately 16%.
      Based on the results of our sensitivity analysis, at December 31, 2005, a 10% decrease in interest rates would have increased the net negative fair value of our portfolio of financial instruments, including long term debt and interest rate derivatives, by €247 million (€46 million in 2004). However, we do not consider such an increase in the net negative fair value to be a significant risk, because it would affect earnings and cash flow only if we were to reacquire all or a portion of these instruments on the open market prior to their maturity.
      We believe that our effective interest rate risk depends on the likelihood that interest rates will increase. Because our revenues are not directly linked to interest rates, our principal interest rate risk is that a general rise in interest rates will result in a higher interest expense on the unhedged portion of our floating-rate debt. If interest rates were to increase by 10% over December 31, 2005 levels, our consolidated interest expense, including with respect to long term debt and interest rate derivatives, would increase by a total of approximately €8 million per year (€20 million in 2004). Such amount is the net result of the impact of the increase in interest charges on the floating rate portion of our outstanding long term debt, partially offset by positive flows deriving from our hedging contracts.

Commodity price risk
      Beginning in 2000, we adopted a systematic approach to cover commodity pricing and currency risk linked to the reimbursement mechanism which was in place until the start of operations of the power exchange. Enel Trade entered into derivatives contracts on commodities in order to fix part of the difference between our costs and the related contribution we received through tariffs, as well as to manage other risks related to the purchase of commodities for our trading and gas sale activities. Since the start of operations of the Italian power exchange, we have been exposed to electricity price risk resulting from the fact that prices are determined through competitive bidding by market participants. Since 2004, to reduce such risks we entered into fixed price bilateral contracts with counterparties outside of the Italian power exchange and into contracts for differences with the Single Buyer, as explained in more detail below. In 2004 we entered into contracts with the GRTN in order to hedge the risks of the application of congestion fees in the event of market congestion (congestion contracts). Contracts for 2006 have been signed in January 2006, as a result we did not have open positions at December 31, 2005. We also hedge price risk with respect to electricity not covered by these contracts and to fuel that we purchase for generation activities and gas that we purchase and sell for trading activities, through the use of hedging instruments.
      Our overall volume of contracts to hedge commodity price risks at December 31, 2005 increased slightly as compared to December 31, 2004.
      At December 31, 2005, the notional value of our open contracts was as follows:

•	Futures on commodities: €290.7 million or 5,971 contracts;

•	Options on commodities: €0.2 million or 24,165 metric tons, of which €9 million for options on copper and aluminium collars;

•	Swaps on petroleum and coal indexes: €613.2 million or 2,013,355 metric tons;

•	Swaps and forwards on power: €107.5 million;

•	Swaps on gas transmission fee: €17,6 million or 1 billion cubic meters per year;

•	Contracts for differences: €7,638 million; and

•	Congestion contracts: €0 million.
      At December 31, 2004, the notional value of our open contracts was as follows:

•	Futures on commodities: no contracts;

•	Options on commodities: no contracts;

•	Swaps on petroleum and coal indexes: €537.56 million or 4,133,000 metric tons;

•	Swaps on gas transmission fee: €17.9 million or 1 billion cubic meters per year;

•	Contracts for differences: €5,133 million; and

•	Congestion contracts: €118 million.

      The following table shows the fair value of these contracts at December 31, 2004 and at December 31, 2005.

	As of December 31

	2005	2004

	Fair Value
	(In millions of euro)
Futures on commodities	16.30	0.00
Assets	17.50	0.00
Liabilities	(1.20)	0.00
Options on commodities	1.86	0.00
Assets	1.86	0.00
Liabilities	0.00	0.00
Swaps on petroleum and coal indexes	(12.90)	12.20
Assets	10.60	22.30
Liabilities	(23.50)	(10.10)
Swaps and forwards on power	(1.05)	2.34
Assets	397.25	35.61
Liabilities	(398.31)	(33.27)
Swaps on gas transmission fee	(12.20)	(11.70)
Assets	0.00	0.00
Liabilities	(12.20)	(11.70)
Contracts for difference with the Single Buyer	100.00	0.00
Assets	100.00	0.00
Liabilities	0.0	0.00
Total	92.00	2.84
Assets	527.21	24.64
Liabilities	(435.21)	(21.80)
      Positive or negative changes in the fair value of our derivative commodities contracts result from an increase or decrease in the price of the underlying commodities, and are offset by opposite negative or positive changes in the fair value of our revenues-cost margin.
      Based on the results of our sensitivity analysis, at December 31, 2005, a 10% increase in commodity price levels would have caused a decrease in the fair value of our derivative contracts of €27 million (an increase of €3.8 million in 2004), while a 10% decrease would have caused a concomitant increase of €27 million (a decrease of €3.8 million in 2004).
      In 2005, we entered into derivatives contracts on commodities in order to hedge our exposure to electricity prices and the price of fuel we use in generation activities with respect to the amount of energy we sell on the Italian power exchange and for which we do not enter into either contracts for differences with the Single Buyer, or bilateral contracts in which the price is indexed to changes in fuel prices. We believe that changes in the fair value of these derivative commodities contracts are generally offset by opposite negative or positive changes in the fair value of our revenues-cost margin. This will occur primarily to the extent prices on the Italian power exchange rise or decline in close relation to rises or declines in prices of fuels, which we expect will continue until significant volumes of electricity generated at generation costs lower than current average generation costs in Italy shall be available as a result of increased imports and/or the construction of new plants in Italy.
      In 2005, we extended our existing “one-way” contracts for differences with the Single Buyer to the years 2006 and 2007 and entered new “two-way” contracts for differences for the year 2006. For a description of “one-way” contracts and “two-way” contracts for differences please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — the Single Buyer”.

      The notional value of “one-way” contracts as of December 31, 2005 was €6,262 million, if calculated on the basis of the maximum possible number of hours of activation under each contract in one year (8,760) and the average monthly tariff per hour in 2005. The fair value of these contracts was €43 million as of December 31, 2005. The notional value of “one-way” contracts as of December 31, 2005 was €7,179 million, calculated as above, while their fair value was €57 million as of December 31, 2005.
      In accordance with IFRS, we account for commodity contracts at fair value in our consolidated financial statements. For additional detail on the volume of such contracts, please see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.”
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
      Effective March 31, 2006, Enel removed Citibank, N.A. as depositary for purposes of issuing the American Depositary Receipts and appointed as successor depositary JPMorgan Chase Bank, N.A., with its principal office at 4 New York Plaza, New York, New York 10004.

ITEM 15.	CONTROLS AND PROCEDURES
      Enel carried out an evaluation under the supervision and with the participation of its management, including its chief executive officer and its chief financial officers, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2005. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon Enel’s evaluation, the Company’s chief executive officer and chief financial officers concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that Enel files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Enel’s management, including the Company’s chief executive officer and chief financial officers, as appropriate to allow timely decisions regarding required disclosure.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT
      Enel qualifies for the exemption under Rule 10A-3 under the Exchange Act from certain of the audit committee requirements under the rule for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements which took effect on July 31, 2005. See “Item 10. Other Information — Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the NYSE Listed Company Manual — Audit Committee and Internal Audit Function.” Each of the members of Enel’s board of statutory auditors is currently a registered chartered accountant with at least three years’ prior experience as a statutory auditor; we therefore believe that each is an “audit committee financial expert” as defined in Item 16A of Form 20-F. The members of the board of statutory auditors are Eugenio Pinto, chairman of the board of statutory auditors, Carlo Conte and Franco Fontana. We believe that both Eugenio Pinto and Franco Fontana are “independent”, within the meaning of Rule 10A-3(b). Carlo Conte is an executive (dirigente generale) of the MEF, which is the controlling shareholder of Enel, and thus not “independent” within the meaning of Rule 10A-3(b).

ITEM 16B.	CODE OF ETHICS
      The Company has adopted a broad code of ethical conduct applicable to all of its directors, employees and others acting on its behalf. In addition to this code of ethical conduct, the Company adopted a specific code of ethics, as defined in Item 16B of Form 20-F under the Exchange Act, as amended, that is applicable to the Company’s chief executive officer, chief financial officers, chief accounting officer, controller and persons performing similar functions to any of the foregoing. This code of ethics is incorporated by reference as Exhibit 11.1 hereto. If the Company amends the provisions of this code of ethics that applies to its chief executive officer, chief financial officers, chief accounting officer, controller and persons performing similar functions, or if the Company grants any waiver of such provisions, it will timely disclose such amendment or waiver through a special Form 6-K.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit and Non-Audit Fees
      The following table sets forth the fees billed and to be billed to the Company by its external auditors, KPMG S.p.A., with respect to the fiscal years ended December 31, 2004 and 2005, which do not include VAT and expenses:

	Year Ended
	December 31,

	2004	2005

	(In millions
	of euro)
Audit fees	2.0	4.1
Audit-related fees	1.3	2.0
Tax fees	0.0	0.0
Other fees	0.0	0.0

Total fees	3.3	6.1
      Audit fees in the above table are the aggregate fees billed and to be billed by KPMG S.p.A. in connection with the audit of the Company’s annual and interim financial statements and the Company’s annual sustainability financial statements.
      Audit-related fees in the above table are the aggregate fees billed and to be billed by KPMG S.p.A. for procedures performed in connection with the issuance of debt securities and due diligence relating to acquisitions, dispositions and other contemplated transactions.

Audit Committee Pre-Approval Policies and Procedures
      Enel’s shareholders are responsible for the appointment of the external auditors for the performance of the annual statutory audit, as required by Italian law, on the proposal of the board of directors. In accordance with Italian law, Enel’s board of statutory auditors is required to make a binding recommendation to the shareholders with respect to the board of directors’ proposal prior to the shareholder vote.
      In June 2003, Enel’s board of directors approved a corporate compliance program to prevent certain criminal offenses by its management and employees, requiring among other things that management not engage the external auditors to perform any audit-related service without first obtaining the express approval of the internal control committee and, since July 2005, also of the board of statutory auditors. Proposals to engage the external auditors to perform non-audit services, if any, must be approved by Enel’s board of directors and, since July 2005, also by the board of statutory auditors, on a case-by-case basis. In 2005, neither the board of directors nor the board of statutory auditors approved any such engagement.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
      Enel qualifies for the exemption under Rule 10A-3 under the Exchange Act from certain of the audit committee requirements under the rule for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements which took effect on July 31, 2005. See “Item 10. Other Information — Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the NYSE Listed Company Manual — Audit Committee and Internal Audit Function.”
      Given the composition, the professional skills and the tasks assigned to the Company’s board of statutory auditors, Enel believes that reliance on such exemption does not materially adversely affect the ability of the board of statutory auditors to act independently or to satisfy the other requirements of Rule 10A-3. For more information on the board of statutory auditors and on its ability to act independently, please see “Item 10. Additional Information — Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the NYSE Listed Company Manual — Audit Committee and Internal Audit Function.”

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
      Neither Enel nor any affiliated purchaser purchased any of Enel’s ordinary shares during 2004 and 2005.
PART III

ITEM 17.	FINANCIAL STATEMENTS
      Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

INDEX TO EXHIBITS FILED WITH THIS REPORT

ITEM 19.	EXHIBITS
      1.1 By-laws of the Company.
      2.1 Deposit Agreement, as amended, among Enel S.p.A. and Citibank N.A., as Depositary, and the owners of American Depositary Receipts (incorporated by reference to the Registrant’s Registration Statement (File No. 333-6868) on Form F-6 effective as of October 29, 1999 and the Post-effective Amendment No. 1 to Form F-6 effective as of July 9, 2001) and amendment to Deposit Agreement among Enel S.p.A., JPMorgan Chase Bank, N.A., as successor Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt (incorporated by reference to the Registrant’s Registration Statement (File No. 333-132014) on Form F-6 filed on February 23, 2006).
      4.1 Share Sale and Purchase Agreement between Weather Investments II S.a.r.l., as Purchaser, and Enel Investment Holding BV, as Seller, and Enel S.p.A., in relation to certain undertakings, and Mr. Naguib Sawiris and Os Holding and April Holding and Weather Investments S.r.l. in respect of No. 91,681,074 shares of Wind Telecomunicazioni S.p.A., entered into on May 26, 2005.*
      8.1 List of Subsidiaries.
      11.1 Code of Ethics.**
      12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
      12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
      12.3 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
      13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      * Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission by Enel S.p.A. on June 13, 2005, file no. 1-14970.
      ** Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission by Enel S.p.A. on June 30, 2004, file no. 1-14970.

Report of Independent Registered Public Accounting Firm
To the Shareholders of
ENEL S.p.A.
We have audited the accompanying consolidated balance sheets of ENEL S.p.A. and subsidiaries (the “Company”) as of December 31, 2005 and 2004 and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the two-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of the subsidiary Wind Telecomunicazioni S.p.A. and its consolidated subsidiaries (“Wind”) as of and for the year ended December 31, 2004, which statements reflect total consolidated assets constituting 14% as of December 31, 2004 and total consolidated revenues constituting 13% for the year ended December 31, 2004 of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Wind, is based solely on the report of the other auditors.
We conduct our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits, and the report of the other auditors, provide a reasonable basis for our opinion.
In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of ENEL S.p.A. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2005, in conformity with International Financial Reporting Standards adopted by the European Union.
As discussed in Note 20 to the consolidated financial statements, in 2005 the Company changed its basis of accounting from accounting principles generally accepted in Italy to International Financial Reporting Standards adopted by the European Union.
International Financial Reporting Standards adopted by the European Union, vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Notes 21, 22 and 23 to the consolidated financial statements.
KPMG S.p.A.
Rome, Italy
June 26, 2006

ENEL S.P.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

		2005	2004	2005

	Note			(millions
		(millions of euro)		of U.S.
				dollars)
Operating Revenues	2, 6
Revenues from sales and services	6.a	32,272	28,658	38,217
Other revenues	6.b	1,787	2,353	2,116

		34,059	31,011	40,333
Operating expenses:	7
Raw materials and consumables	7.a	20,633	16,800	24,434
Services and rentals	7.b	3,057	3,106	3,620
Personnel	7.c	2,762	3,224	3,271
Depreciation, amortization and impairment	2, 7.d	2,207	2,201	2,614
Other operating expenses	7.e	911	783	1,079
Capitalized expenses	7.f	(1,049)	(973)	(1,242)

		28,521	25,141	33,776
Operating income		5,538	5,870	6,557

Financial income (expense) and income (expense) from investments	8	(714)	(827)	(846)
Income (expense) from investments accounted for using the equity method	9	(30)	(25)	(36)

		(744)	(852)	(882)
Income before taxes		4,794	5,018	5,675
Income taxes	2, 10	1,934	2,116	2,290
Income from continuing operations		2,860	2,902	3,385
Income from discontinued operations, net of tax	2, 5	1,272	(155)	1,506
Income for the period (shareholders of Parent Company and minority interests)		4,132	2,747	4,891
Attributable to minority interests		237	116	280
Attributable to shareholders of Parent Company		3,895	2,631	4,611
Earnings per share (euro)		0.67	0.45	0.79
Diluted earnings per share (euro)		0.67 *	0.45 *	0.79
Earnings from continuing operations per share (euro)		0.46	0.48	0.54
Diluted earnings from continuing operations per share (euro)		0.46 *	0.48 *	0.54
Earnings from discontinued operations per share (euro)		0.21	(0.03)	0.25
Diluted earnings from discontinued operations per share (euro)		0.21 *	(0.03)*	0.25

(*)	Calculated by adjusting the average number of ordinary shares for the period (6,171,352,406) to take account of the diluting effect of stock options for the period (euro 29 million),
The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2005 AND 2004

		2005	2004	2005

	Note			(millions
		(millions of euro)		of U.S.
				dollars)
ASSETS
Current assets	11
Inventories	2, 11.a	884	1,345	1,047
Trade receivables	11.b	8,316	8,027	9,848
Tax receivables	11.c	789	854	934
Current financial assets	11.d	569	509	674
Cash and cash equivalents	2, 11.e	476	331	564
Other current assets	11.f	1,712	2,466	2,026

		12,746	13,532	15,093
Non-current assets	12
Property, plant and equipment	12.a	30,188	36,702	35,749
Intangible assets	12.b	2,182	10,071	2,584
Deferred tax assets	12.c	1,778	2,953	2,106
Investments accounted for using the equity method	2, 12.d	1,797	190	2,128
Non-current financial assets	12.e	836	1,776	990
Other non-current assets	12.f	975	154	1154

		37,756	51,846	44,711

TOTAL ASSETS		50,502	65,378	59,804

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	13
Short-term loans	13.a	1,361	5,192	1,612
Current portion of long-term loans	14.a	935	1,397	1,107
Trade payables	13.b	6,610	6,818	7,828
Income tax payable		28	99	33
Current financial liabilities	13.c	294	493	348
Other current liabilities	13.d	4,218	4,608	4,995

		13,446	18,607	15,923
Non-current liabilities	14
Long-term loans	14.a	10,967	20,291	12,987
Post-employment and other employee benefits	14.b	2,662	2,910	3,152
Provisions for risks and charges	14.c	1,267	1,404	1,500
Deferred tax liabilities	14.d	2,464	2,512	2,918
Non-current financial liabilities	14.e	262	370	310
Other non-current liabilities	14.f	18	218	22

		17,640	27,705	20,889

TOTAL LIABILITIES		31,086	46,312	36,812

		2005	2004	2005

	Note			(millions
		(millions of euro)		of U.S.
				dollars)
Equity attributable to the shareholders of the Parent Company	15
Share capital		6,157	6,104	7,291
Other reserves		4,219	3,878	4,996
Reserve from measurement of financial instruments		2	(229)	2
Retained earnings		5,953	7,583	7,050
Net income for the year*		2,726	617	3,228

		19,057	17,953	22,567

Equity attributable to minority interests		359	1,113	425

TOTAL SHAREHOLDERS’ EQUITY		19,416	19,066	22,992

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		50,502	65,378	59,804

(*) Net of interim dividend equal to euro 1,169 million (euro 2,014 million for 2004)
The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004 AND 2005

	Share Capital and Reserves Attributable to the Shareholders of the Parent
	Company

						Translation
						of Financial			Equity
						Statements	Reserve from	Net	Attributable to	Equity
		Share				in Currencies	Measurement	Income	Shareholders	Attributable
	Share	Premium	Legal	Statutory	Retained	Other Than	of Financial	for the	of Parent	to Minority
	Capital	Reserve	Reserve	Reserves	Earnings	Euro	Instruments	Year	Company	Interests	Total

	(millions of euro)
January 1, 2004	6,063	—	1,453	2,215	7,382	18	(200)	2,509	19,440	181	19,621
Exercise of stock options	41	208	—	—	(8)	—	—	—	241	—	241
Other changes	—	—	—	—	(105)	—	—	—	(105)	816	711
Allocation of income	—	—	—	—	314	—	—	(314)	—	—	—
Dividends	—	—	—	—	—	—	—	(2,195)	(2,195)	—	(2,195)
Interim dividends	—	—	—	—	—	—	—	(2,014)	(2,014)	—	(2,014)
Net income for the year recognized in equity	—	—	—	—	—	(16)	(29)	—	(45)	—	(45)
Net income for the year recognized in income statement	—	—	—	—	—	—	—	2,631	2,631	116	2,747
December 31, 2004	6,104	208	1,453	2,215	7,583	2	(229)	617	17,953	1,113	19,066
Exercise of stock options	53	303	—	—	(17)	—	—	—	339		339
Change in scope of consolidation	—	—	—	—	—	—	—	—	—	(892)	(892)
Other changes	—	—	—	—	(16)	—	—	—	(16)	(7)	(23)
Dividends	—	—	—	—	(1,597)	—	—	(617)	(2,214)	(89)	(2,303)
Interim dividends	—	—	—	—	—	—	—	(1,169)	(1,169)	—	(1,169)
Net income for the year recognized in equity	—	—	—	—	—	38	231	—	269	(3)	266
Net income for the year recognized in income statement	—	—	—	—	—	—	—	3,895	3,895	237	4,132
December 31, 2005	6,157	511	1,453	2,215	5,953	40	2	2,726	19,057	359	19,416
(millions of U.S. dollars)
December 31, 2005	7,291	605	1,721	2,623	7,050	47	2	3,228	22,567	425	22,992
The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES CONSOLIDATED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

	2005	2004	2005

			(millions
	(millions of euro)		of U.S.
			dollars)
Income for the period (shareholders of Parent Company and minority interests)	4,132	2,747	4,893
Adjustments for:
Amortization of intangible assets	308	491	365
Depreciation of property, plant and equipment	2,561	2,994	3,033
Exchange rate gains and losses	22	(1)	26
Provisions	781	1,042	925
Financial (income)/expense	808	1,001	957
Income taxes	2,147	1,498	2,542
(Gains)/losses and other non-monetary items	(1,295)	1,081	(1,534)

Cash flows from operating activities before changes in net working capital	9,464	10,853	11,207
Increase/(Decrease) in provisions including termination benefits	(814)	(1,078)	(964)
(Increase)/ Decrease in inventories	125	(39)	148
(Increase)/ Decrease in trade receivables	(1,919)	(768)	(2,272)
(Increase)/ Decrease in financial and non-financial assets/liabilities	250	(1,546)	296
Increase/(Decrease) in trade payables	1,265	819	1,498
Interest income and other financial income collected	202	341	239
Interest expense and other financial expense paid	(1,065)	(1,473)	(1,261)
Income taxes paid	(1,815)	(2,274)	(2,149)

Cash flows from operating activities(a)	5,693	4,835	6,742

Investments in property, plant and equipment	(3,037)	(3,538)	(3,596)
Investments in intangible assets	(220)	(296)	(261)
Investments in entities (or business units) less cash and cash equivalents acquired	(524)	(126)	(621)
Disposals of entities (or business units) less cash and cash equivalents sold	4,652	1,941	5,509
(Increase)/ Decrease in other investing activities	221	66	262

Cash flows from investing/disinvesting activities(b)	1,092	(1,953)	1,293

New financing	1,759	3,986	2,083
Repayments and other changes	(5,283)	(2,947)	(6,256)
Dividends paid	(3,472)	(4,256)	(4,112)
Increase in share capital and reserves due to the exercise of stock options	339	241	401
Capital contributed by minority shareholders	3	10	4

Cash flows from financing activities(c)	(6,654)	(2,966)	(7,880)

Impact of exchange rate fluctuations on cash and cash equivalents(d)	14	(5)	17
Increase/(Decrease) in cash and cash equivalents (a+b+c+d)	145	(89)	172
Cash and cash equivalents at beginning of the period	363	452	430
Cash and cash equivalents at end of the period(*)	508	363	602

(*)	Include Euro 28 million and Euro 32 million of other securities classified as current assets as of December 31, 2005 and 2004, respectively.
The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	GENERAL
      Enel S.p.A. (the “Parent”) and its subsidiaries (the “Subsidiaries” or the “Subsidiary Companies”), (collectively the “Company” or “Enel”) are involved in the generation, distribution and sale of electricity, providing the majority of the electric service in Italy. Gas distribution and sale, fuel trading, engineering and contracting represent the other principal activities of Enel. International operations are mainly represented by the generation and distribution of electricity in Spain and Romania.
      Enel’s privatization was launched in 1999 when 31.7% of its capital stock, were placed on the market, with the net proceeds going to the Italian Ministry of Economy and Finance (the “MEF”) of the Republic of Italy. In 2003, the MEF sold approximately 6.6% of its capital stock of the Parent Company to Morgan Stanley & Co. International Limited. In 2004, the MEF sold an additional 18.9% of its capital stock of the Parent Company through a public offering. In July 2005, the MEF sold a further 9.4% of the Parent Company’s share capital in through a public offering in Italy and a private placement to institutional investors. At December 31, 2005, 21.4% of the share capital of the Parent Company is owned by the MEF and 10.2% is owned by Cassa Depositi e Prestiti S.p.A. As of that date, no other entity or individual held 2% or more of the Company’s outstanding ordinary shares.
      On March 29, 2001, Enel, which owned a 56.63% interest in Wind through its wholly owned subsidiary Enel Investment Holding BV, purchased 100% of the share capital of Infostrada S.p.A. (fixed line telecommunications operator in Italy). The acquisition was treated as a purchase, with resulting goodwill, including direct acquisition costs, of euro 7,632 million (see Note 12.b).
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
      In January 2002, the Company purchased 100% of the share capital of Electra de Viesgo SL (Viesgo), the holding company of the Viesgo Group, the fourth largest electricity operator in Spain, for euro 1,920 million. The acquisition was accounted for as a purchase, with resulting goodwill of euro 757 million (see Note 12.b).
      In May 2002, the Company purchased 98.81% of the share capital of Camuzzi Gazometri SpA, the second largest distributor of natural gas in Italy, for euro 1,045 million. The acquisition was accounted for as a purchase, with resulting goodwill of euro 597 million.
      On May 31, 2002, the Company sold 100% of the share capital of Eurogen S.p.A. to Edipower S.p.A., a consortium led by Edison SpA, for euro 2,980 million resulting in a gain of euro 2,313 million.
      On January 29, 2003, the Company sold 100% of the share capital of Interpower S.p.A. to the Energia Italiana-ACEA-Electrabel consortium for euro 532 million with a resulting gain of euro 356 million.
      On March 5, 2003, Enel Produzione acquired for euro 75.7 million a 60% share in the capital stock of Dutch company Entergy Power Holding Maritza BV (Maritza), which in turn controls 73% of the Bulgarian company Maritza East III Power Company AD. The latter will carry out the refurbishment and environmental upgrade of a lignite-fired generation plant, and will subsequently manage the plant. Enel holds a call option on 40% of the

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
capital stock of Maritza. The acquisition was accounted for as a purchase, with resulting goodwill of euro 16 million.
      On December 31, 2003, the Company purchased 80% of Uniòn Fenosa Energìas Especiales, a Spanish operator in the generation from renewable resources, for euro 178 million, while Uniòn Fenosa purchased a call option, expiring at the end of 2007, on 30% of the shares. On May 30, 2006 Union Fenosa exercised the call option on 30% of Enel Union Fenosa Renovables (EUFER). The Company and Union Fenosa now control 50% of EUFER share capital and they have the joint management of EUFER. Union Fenosa paid Enel a total consideration of euro 72 million.
      In 2004, the Company purchased Ottogas Group, Sicilmetano Group and Italgestioni Group, all active in the distribution and sale of gas for a total of euro 104 million. These acquisitions were accounted for as purchases, with resulting goodwill of euro 8 million.
      On June 23, 2004, the Company completed the Initial Public Offering (IPO) of 50% of the share capital of Terna, its subsidiary constituting the Transmission Division. Under the terms of the IPO, 1,000,000 shares have been sold to financial institutions and to the public at euro 1.70 per share. In 2005 the Company completed a further two disposals amounting to 43.85% of Terna’s capital for a total consideration of euro 1,315 million, with a resulting gain of euro 1,149 million.
      On April 28, 2005 the Company acquired a 24.62% stake in Romanian electricity distribution companies Electrica Banat and Electrica Dobrogea for euro 51 million. The total value of the transaction, equal to euro 131 million, included the simultaneous subscription of a capital increase, bringing Enel’s share in the two companies to 51%.
      On August 11, 2005 Enel completed the first step of the sale of Wind Telecomunicazioni SpA to Weather Investment (Weather). Specifically, the Company sold a 62.75% stake in Wind to a subsidiary of Weather for euro 2,986 million, fully paid in cash, with a resulting gain of euro 4 million. On the same date, Enel also subscribed a capital increase in Weather, acquiring a 5.2% stake for euro 305 million and both companies entered into a mutual put and call option on 6.28% of the capital stock of Wind for euro 328 million to be paid in cash. On February 8, 2006, Weather exercised the call option on the 6.28% interest in Wind for a consideration of euro 328 million fully paid in cash. The Company also contributed to Weather its remaining 30.97% stake in Wind in exchange for a 20.9% ownership interest in Weather.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES
Basis of Presentation
      The consolidated financial statements of the Company for each of the years in the two year period ended December 31, 2005 have been prepared in accordance with international accounting standards (International Accounting Standards (IAS) or International Financial Reporting Standards (IFRS)), the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC) endorsed by the European Commission (hereinafter, “IFRS-EU”).
      The accounting policies applied in these consolidated financial statements are in conformity with those adopted in the preparation of the opening balance at January 1, 2004, the income statement for the year 2004 and the balance sheet at December 31, 2004 pursuant to IFRS-EU, as indicated in note 20 “Transition to International Financial Reporting Standards (IFRS-EU).
      Differences between the Company’s accounting principles and accounting principles generally accepted in the United States (“U.S. GAAP”) and their effects on consolidated shareholders’ equity as of December 31, 2005 and 2004 and on consolidated net income for each of the years in the two year period ended December 31, 2005, are described in Notes 21 and 22.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s Consolidated Financial Statements are presented in euro. The translations of the euro amounts into U.S. Dollars (“USD”) at the rate of USD 1.1842 to 1 euro are included solely for the convenience of the reader, using the noon buying rate in New York City for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into USD at this or any other rate of exchange.
Use of estimates
      Preparing the consolidated financial statements under IFRS-EU requires the use of estimates and assumptions that impact the carrying amount of assets and liabilities and the related information on the items involved as well as the disclosure required for contingent assets and liabilities at the balance sheet date. The estimates and the related assumptions are based on previous experience and other factors considered reasonable in the circumstances. They are formulated when the carrying amount of assets and liabilities is not easily determined from other sources. The actual results may differ from these estimates. The provisions for doubtful accounts, inventory obsolescence, amortization/depreciation, impairment losses, employee benefits, taxation and other provisions are based on these estimates. The estimates and assumptions are periodically reviewed and the impact of any change is recognized in profit or loss where such change regards only the period under consideration. If the review should involve both current and future periods, the change is recognized in the period in which the review is conducted and in the related future periods.
Subsidiaries
      Subsidiaries comprise those entities for which the Company has the direct or indirect power to determine their financial and operating policies for the purposes of obtaining the benefits of their activities. In assessing the existence of a situation of control, account is also taken of potential voting rights that are effectively exercisable or convertible. The financial statements of the subsidiaries are consolidated as from the date control is acquired until such control ceases.
Associated companies
      Associated companies comprise those entities in which the Company has a significant influence. They are initially recognized at cost and are subsequently measured using the equity method. The Company’s share of profit or loss is recognized in the consolidated financial statements from the date on which it acquires the significant influence over the entity until such influence ceases.
      Should the Company’s share of the loss for the period exceed the carrying amount of the investment, the latter is impaired and any excess recognized in a provision if the Company has a legal or constructive obligation to cover the associate’s loss.
Joint ventures
      Interests in joint ventures — enterprises in which the Company exercises joint control with other entities — are consolidated using the proportionate method. The Company recognizes its share of the assets, liabilities, revenues and expenses on a line-by-line basis in proportion to the Company’s share in the entity from the date on which joint control is acquired until such control ceases.
Special Purpose Entity
      The Company consolidates a Special Purpose Entity (SPE) if, due to certain circumstances, the Company in substance controls it. In substance control is obtained if the entity retains a significant beneficial interest in the SPE, even if it owns little or no equity in the SPE.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Consolidation procedures
      All financial statements used to prepare the consolidated financial statements are as of and for the year ended December 31, 2005 and are prepared in accordance with IFRS-EU.
      All intragroup balances and transactions, including any unrealized profits or losses on transactions within the Company, are eliminated, net of the theoretical tax effect, if material. Unrealized gains or losses with associates and joint ventures are eliminated for the part pertaining to the Company.
      In both cases, unrealized losses are eliminated except when relating to impairment.
Translation of foreign currency items
      Each consolidated subsidiary prepares its financial statements in the functional currency of the economy in which it operates.
      All transactions in currencies other than the functional currency are recognized in these financial statements at the exchange rate prevailing on the date of the transaction. Monetary assets and liabilities denominated in a foreign currency other than the functional currency are later adjusted using the balance sheet exchange rate. Any exchange rate differences are recognized in profit or loss.
      Non-monetary assets and liabilities in foreign currency stated at historic cost are translated using the exchange rate prevailing on the date of initial recognition of the transaction. Non-monetary assets and liabilities in foreign currency carried at fair value are translated using the exchange rate prevailing on the date the related carrying amount is determined.
Translation of financial statements denominated in a foreign currency
      For the purposes of the consolidated financial statements, all profits/losses, assets and liabilities are stated in euro, which is the functional currency of the Parent Company.
      In order to prepare the consolidated financial statements, financial statements in functional currencies other than the euro are translated into euro by applying the relevant period-end exchange rate to the assets and liabilities, including goodwill and consolidation adjustments, and the average exchange rate for the period, which approximates the exchange rates prevailing at the date of the respective transactions, to the income statement. Any resulting exchange rate gains or losses are recognized in a separate component of equity. The gains and losses are recognized to the income statement on the disposal of the subsidiary.
Business combinations
      All business combinations are recognized using the purchase method, where the purchase cost is equal to fair value at the date of the exchange of the assets acquired and the liabilities assumed, plus any costs directly attributable to the acquisition. This cost is allocated by recognizing the assets, liabilities and identifiable contingent liabilities of the acquiree at fair values. Any positive difference between the purchase costs and the fair value of the net assets acquired is recognized as goodwill. Any negative difference is recognized in profit or loss.
      On first-time adoption of the IFRS-EU, the Company elected to not apply IFRS 3 (Business combinations) retrospectively to acquisitions carried out before January 1, 2004. Accordingly, the goodwill associated with acquisitions carried out prior to the IFRS-EU transition date is still carried at the amount reported in the last consolidated financial statements prepared on the basis of previous accounting standards (December 31, 2003).
Property, plant and equipment
      Property, plant and equipment is recognized at historic cost, including directly attributable ancillary costs necessary for the asset to be ready for use. It is increased by the present value of the estimate of the costs of

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
dismantling and removing the asset where there is a legal or constructive obligation to do so. The corresponding liability is recognized under provisions for risks and charges. Borrowing costs in respect of loans granted for the purchase of assets are recognized in profit or loss as an expense in the period in which they are incurred.
      Subsequent expenditure relating to an item of property, plant and equipment is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred to replace a component of such item will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure is recognized as an expense in the period in which it is incurred.
      Where major components of property, plant and equipment have different useful lives, the components are recognized separately.
      Certain property, plant and equipment, that was revalued at January 2004 (the transition date) or in previous periods is recognized at their revalued amount, which is considered as its deemed cost at the revaluation date.
      Property, plant and equipment is reported net of accumulated depreciation and any impairment losses. Depreciation is calculated on a straight-line basis over the item’s estimated useful life, which is reviewed annually, and any changes are reflected on a prospective basis. Depreciation begins when the asset is ready for use.
      The estimated useful life of the main items of property, plant and equipment is as follows:

Useful Life

Civil buildings	40 years
Hydroelectric power plants(1)	40 years
Thermoelectric power plants(1)(2)	40 years
Geothermal power plants(3)	20 years
Alternative energy power plants(4)	20 years
Transport lines	40 years
Transformation plant	32-42 years
Medium- and low-voltage distribution networks	30-40 years
Gas distribution networks and meters	25-50 years
Telecommunications systems and networks	5.5-20 years
Industrial and commercial equipment	4 years

(1)	Excluding assets to be relinquished at end of concession, which are depreciated over the duration of the concession if shorter than useful life.

(2-4)	Useful life as from January 1, 2005; previously it was equal to (2) 20 years; (3) 12.5 years; (4) 21.3 years. For additional details, please see note 12.a.
      Land, both unbuilt and on which civil and industrial buildings stand, is not depreciated as it has an indefinite useful life.
      Enel is the concession holder for the distribution and sale of electricity to the regulated market. The concession, granted by the Ministry for Productive Activities, was issued free of charge and terminates on December 31, 2030. If the concession is not renewed upon expiry, the grantor is required to pay the Company an indemnity, at current values, for the assets owned by the Company that serve the concession. These assets, which comprise the electricity distribution networks, are recognized under “Property, plant and equipment” and are depreciated over their useful lives.
      The Company’s plants include assets to be relinquished at the end of the concession. These mainly regard major water diversion works and the public lands used for the operation of the thermal power plants. The

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Tconcessions terminate in 2029 and in 2020, respectively (2010 for plants located in the Autonomous Provinces of Trento and Bolzano). If the concessions are not renewed at those dates all intake and governing works, penstocks, outflow channels and other assets on public lands will be relinquished free of charge to the State in good operating condition. The Company believes that the ordinary maintenance activities guarantee a good operating condition of the assets at the termination date.
      The Company operates on the gas distribution system network under concessions awarded by local authorities pursuant to tender procedures for periods not longer than 12 years. Through service agreements, local authorities may regulate the terms and conditions for the provision of the service and the quality objectives to be achieved. The tenders are awarded based on financial terms, quality and safety standards, investment plans and technological and management skills offered. The majority of Enel’s existing gas distribution concessions are currently due to expire on December 31, 2009. At the term of the concession, the distribution system network is subject to a new tender in order to obtain a concession renewal. If the concession is not renewed, the new granter is required to pay the Company an indemnity at current value of the assets that serve the concession, or the assets to be relinquished, in good operating condition. The assets constituting the gas distribution network are recognized in property, plant and equipment and are depreciated over the shorter of their useful lives or the the concession term.
      Property, plant and equipment acquired under finance leases, whereby all risks and rewards incident to ownership is substantially transferred to the Company, is recognized as Company assets at the lower of fair value and the present value of the minimum lease payments due, including the payment required to exercise any purchase option. The corresponding liability due to the lessor is recognized under financial payables. The assets are depreciated on the basis of their useful lives. If there is no reasonable certainty that the Company will obtain the ownership by the end of the lease, property, plant and equipment is depreciated over the shorter of the lease term and its useful life.
      Leases where the lessor substantially retains all risks and rewards incident to ownership are classified as operating leases. Operating lease costs are taken to profit or loss on a systematic basis over the term of the lease.

Intangible assets
      Intangible assets, all with a definite useful life, are measured at cost, shown net of accumulated amortization and any impairment losses, determined as set out below. Amortization is calculated on a straight-line basis over the item’s estimated useful life, which is checked annually and any changes are reflected on a prospective basis. Amortization commences when the asset is ready for use. The estimated useful life of the main intangible assets is reported in the notes to the caption.
      Goodwill deriving from the acquisition of subsidiaries, associated companies or joint ventures is allocated to each of the cash-generating units identified. After initial recognition, goodwill is not amortized and is adjusted for any impairment losses. Goodwill relating to investments in associates is included in their carrying amount.

Impairment losses
      Property, plant and equipment and intangible assets with a definite life are reviewed at each balance sheet date to determine whether there is an indication of impairment. If such indication exists, the recoverable amount is estimated.
      The recoverable amount of goodwill and intangible assets with an indefinite useful life, if any, as well as that of intangible assets not yet available for use, is estimated annually.
      The recoverable amount is the higher of an asset’s fair value less cost to sale and its value in use.
      Value in use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. The

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
recoverable amount of assets that do not generate independent cash flows is determined based on the cash-generating unit to which the asset belongs.
      An impairment loss is recognized in the income statement if an asset’s carrying amount or that of the cash-generating unit to which it is allocated is higher than its recoverable amount.
      Impairment losses of cash generating units are first charged against the carrying amount of any goodwill attributed to it and then against the value of other assets, in proportion to its carrying amount.
      With the exception of those recognized for goodwill, impairment losses are reversed if the impairment is no longer present or there has been a change in the assumptions used to determine the recoverable amount.
Inventories
      Inventories are measured at the lower of cost and estimated realizable value. Average weighted cost is used, which includes related additional charges.
Financial instruments

Debt securities
      Debt securities that the Company intends and is able to hold until maturity are recognized at the trade date and, upon initial recognition, are measured at fair value including transaction costs; subsequently, they are measured at amortized cost using the effective interest rate method, net of any impairment losses determined as the lower between the carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate.
      Debt securities held for trading are initially recognized at fair value and subsequent variations are recognized in profit or loss.

Equity investments in other entities and other financial assets
      Equity investments in entities other than subsidiaries or associates and other financial assets (if classified as available for sale) are recognized at fair value with any gains or losses recognized in equity or (if classified as “fair value through profit or loss”) in profit or loss. The amount of the impairment loss is measured as the difference between its carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for similar assets. On the sale of available-for-sale assets, any accumulated gains and losses are released to the income statement.
      When the fair value cannot be determined reliably, equity investments in other entities are measured at cost adjusted by impairment losses with any gains or losses recognized in profit or loss. Such impairment losses are not reversed.

Trade receivables
      Trade receivables are recognized at amortized cost, net of any impairment losses. Impairment is determined on the basis of the present value of estimated future cash flows, discounted at the original effective interest rate.
      Trade receivables falling due in line with generally accepted trade terms are not discounted.

Cash and cash equivalents
      This category is used to record cash and cash equivalents that are available on demand or at very short term and do not incur collection costs.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Cash and cash equivalents are recognized net of bank overdrafts at period-end in the consolidated statement of cash flows.

Trade payables
      Trade payables are recognized at amortized cost.

Financial liabilities
      Financial liabilities other than derivatives are initially recognized at the settlement date at fair value, less directly attributable transaction costs. Financial liabilities are subsequently measured at amortized cost using the original effective interest rate method.

Derivative financial instruments
      Derivatives are recognized at the trade date at fair value and are classified as hedging instruments when the relationship between the derivative and the hedged item is formally documented and the effectiveness of the hedge (assessed periodically) is high.
      When the derivatives are used to hedge the risk of changes in the fair value of hedged items, they are recognized at fair value with any changes taken to profit or loss. The hedged items are adjusted similarly to reflect changes in fair value related to the hedged risk.
      When derivatives are used to hedge the risk of changes in the cash flows generated by the hedged instruments, changes in fair value are initially recognized in equity and subsequently released to profit or loss in line with the gains and losses on the hedging transaction.
      Changes in the fair value of derivatives that do not qualify for hedge accounting under IFRS-EU are recognized in profit or loss.
      The instruments are recognized at the trade date.
Employee benefits
      Liabilities related to employee benefits paid upon leaving or after ceasing employment in connection with defined benefit plans or other long-term benefits accrued during the employment period, which are recognized net of any plan assets, are determined separately for each plan, using actuarial assumptions to estimate the amount of the future benefits that employees have accrued at the balance-sheet date. The liability is recognized on an accruals basis over the vesting period of the related rights. These appraisals are performed by independent actuaries.
      All actuarial gains and losses at January 1, 2004, the date of transition to IFRS-EU, were recognized. Following January 1, 2004, net cumulative unrecognized actuarial gains and losses exceeding 10% of the greater of either the present value of the defined benefit obligation and the fair value of the plan assets are recognized in profit or loss over the expected average remaining working lives of the employees participating in the plan. Otherwise, they are not recognized.
Share-based payments
      The cost of services rendered by employees and remunerated through stock option plans is determined based on the fair value of the options granted to employees at the grant date.
      The calculation method to determine the fair value considers all characteristics of the option (option term, price and exercise conditions, etc.), as well as the Enel share price at the grant date, the volatility of the stock and

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
the interest yield curve at the grant date consistent with the expected life of the plan. The pricing model used is the Cox-Rubinstein.
      This cost is recognized in the income statement over the vesting period considering the best estimate possible of the number of options that will become exercisable.
Provisions for risks and charges
      Accruals to the provisions for risks and charges are recognized when there is a legal or constructive obligation as a result of a past event at period-end, the settlement of which is expected to result in an outflow of resources whose amount can be reliably estimated. If the impact is significant, the accruals are determined by discounting expected future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and, if applicable, the risks specific to the liability. If the amount is discounted, the increase in the provision over time is recognized as a financial expense. When the liability relates to property, plant and equipment (e.g. dismantling and restoration of sites), the provision offsets the related asset. The expense is recognized in profit or loss through the depreciation of the item of property, plant and equipment to which it relates.
      Changes in estimates are recognized in the income statement in the period in which the changes occur.
      Starting from 2005, in order to reduce the CO2 emission the Company must comply with a specific allocation plan of CO2 emission quota issued by the Italian Environment Ministry. If the Company’s actual emission is higher than the emission quota assigned the Company is required to cover such deficit in the first few months of the subsequent year. The obligation is recognized as an allowance under the heading “Provisions for risk and charges” in the consolidated balance sheet and the related cost is recorded as “Other operating expenses” in the consolidated income statement. The allowance is measured on the basis of the deficit quota’s market — price value at the balance sheet date.
Grants
      Grants from public entities and private third parties are recognized at fair value when it is reasonably certain that they will be received and that the conditions for receipt have been met.
      Grants received for specific expenditure are recognized as other liabilities and credited to other income on a systematic basis over the period in which the related costs accrue.
      Grants received for specific assets, the value of which is recognized as an item of property, plant and equipment or an intangible asset are recognized as other liabilities and taken to the income statement over the asset’s amortization/depreciation period.
      Operating grants are fully recognized in profit or loss when the conditions for their recognition are met.
Revenues
      Revenues are recognized using the following criteria depending on the type of transaction:

•	revenues from the sale of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer;

•	revenues from the sale and transport of electricity and gas are recognized when the supply or service is provided, even if these have not yet been invoiced, and are determined using estimates as well as the fixed meter reading figures. Where applicable, this revenue is based on the rates and related components established by the Electricity and Gas Authority or the corresponding foreign authorities during the applicable period. Specifically, the Energy Authority in 2004 established a price equalizing mechanism intended to minimize the effects of a timing discrepancy in the setting of prices distributors pay to the

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Single Buyer for electricity to be distributed on the regulated market and the prices that distributors may charge to end users on the regulate market. At the closing date, the Company reflects in revenue its best estimate of costs incurred by the Single Buyer not yet reflected in the electricity sale price to end users;

•	revenues from the rendering of services are recognized in line with the stage of completion of the services;

•	the connection fees related to the electricity distribution are considered as standalone transaction and all other services are paid for separately; based on this assumption such fees are recognized up-front as revenues, since no further obligation for the Company exists and all other service are paid for separately;

•	revenues for the telecommunications sector from traffic, interconnections and roaming are recorded according to the usage by customers and telephone operators calculated on an accrual basis. Such revenues include the amount relating to the access to and use of the Company’s network by customers and other domestic and international telephone operators. Revenues from the sale of rechargeable telephone cards are recorded solely for the amount corresponding to prepaid traffic effectively used by customers during the year. The prepaid traffic not yed used as of balance sheet date is recognized as “deferred income”. Revenues from the sale of mobile and fixed telephones and related accessories are recorded at the time of the transfer of ownership.
Financial income and expense
      Financial income and expense is recognized on an accruals basis in line with interest accrued on the net carrying amount of the related financial assets and liabilities using the effective interest rate method.
Dividends
      Revenue is recognized when the shareholder’s right to receive dividends is established.
      Dividends and interim dividends payable to third parties are recognized as changes in equity at the date they are approved by the Shareholders’ Meeting and the Board of Directors, respectively.
Income taxes
      Current income taxes, which are recognized under tax payables net of payments on account, are determined using an estimate of taxable income and in conformity with the relevant tax regulations.
      Deferred tax liabilities and assets are calculated on the temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their corresponding values recognized for tax purposes on the basis of tax rates in effect on the date the temporary difference will reverse, which is determined on the basis of current tax rates at the balance sheet date.
      Deferred tax assets are recognized when recovery is probable, i.e. when an entity expects to have sufficient future taxable income to recover the asset.
      The recoverability of deferred tax assets is reviewed at each period-end.
Discontinued operations and non-current assets held for sale
      The assets or groups of assets and liabilities whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are shown separately from the other balance-sheet assets and liabilities. Assets classified as held-for-sale are measured at the lower of the carrying amount and estimated realizable value, net of sales costs. Any losses are directly expensed in the income statement. The corresponding values for the previous period are not reclassified.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Revenues, expenses and gains or losses recognized on the disposal of the assets constituting a discontinued operation are presented separately on the income statement, net of the tax effects. Previous periods presented are reclassified correspondly, for comparative purposes.
Risk management
      As part of its operations, Enel is exposed to different market risks, notably the risk of changes in interest rates, exchange rates and commodity prices.
      To minimize this exposure, Enel enters into derivatives contracts to hedge individual transactions and overall exposures using instruments available on the market.
      Transactions that qualify for hedge accounting under IFRS-EU are designated as hedging transactions, while those entered into with the intention of hedging but that do not qualify for hedge accounting are classified as trading transactions. Enel does not use derivatives for speculative purposes.
      The financial assets and liabilities associated with derivative instruments are classified as:

•	cash flow hedges, related to hedging the risk of changes in the cash flows on certain long-term floating-rate loans;

•	fair value hedges, related to hedging the risk of changes in the fair value of fixed-rate liabilities;

•	trading derivatives, related to hedging interest and exchange rate risk and commodity risk but which do not qualify for recognition under IAS 39 as hedges of specific assets, liabilities, commitments or future transactions.
      The fair value is determined using the official prices for instruments traded on regulated markets for interest rate derivatives and loans covered by fair value hedges. The fair value of instruments not listed on regulated markets is determined by discounting expected future cash flows on the basis of the market interest rate yield curve at the balance sheet date and translating amounts in currencies other than the euro using period-end rates provided by the European Central Bank. Where possible, contracts relating to commodities are measured using market prices related to the same instruments on both regulated and other markets. Contracts for differences are measured using a model based on the forward prices at the valuation date for the energy commodities analyzed, estimating developments in the electricity market in the reference period.
      The measurement techniques used for the open derivatives positions at the end of the year are the same as those adopted the previous year. Accordingly, the impact on profit or loss and shareholders equity of such measurement is essentially attributable to normal market developments. The credit risk in respect of the derivatives portfolio is considered negligible since transactions are conducted solely with leading Italian and international banks, diversifying the exposure among different institutions.
Interest rate risk
      Various types of derivatives are used to reduce the amount of debt exposed to interest rate fluctuations and to reduce borrowing costs. These include interest rate swaps, interest rate collars and swaptions.
      These contracts are normally agreed with a notional amount and expiry date lower than or equal to that of the underlying financial liability, so that any change in the fair value and/or expected future cash flows of these contracts is offset by a corresponding change in the fair value and/or the expected future cash flows from the underlying position.
      The overall market value of interest rate derivatives in cash flow hedges at December 31, 2005 was a negative euro 261 million.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reports the expected net financial expense in respect of these derivatives in the coming years (in millions of euro):

2006	2007	2008	2009	2010	Beyond

62	45	41	25	21	91
Exchange rate risk
      Various types of derivatives are used to reduce the exchange rate risk on foreign currency assets, liabilities and expected future cash flows. These include forward contracts and options.
      These contracts are also normally agreed with a notional amount and expiry date equal to that of the underlying financial liability or the expected future cash flows, so that any change in the fair value and/or future cash flows of these contracts stemming from a potential appreciation or depreciation of the euro against other currencies is fully offset by a corresponding change in the fair value and/or the expected future cash flows of the underlying position.
Commodity risk
      Various types of derivatives are used to reduce the exposure to fluctuations in commodity prices. These include swaps and futures.
      For purchases of fuel for electricity generation and purchases of gas for resale, the exposure to the risk of changes in the commodity prices to which the related contracts are indexed is hedged. The overall risk is quantified by breaking down the contracts that generate exposure into their indexing components and reaggregating these components into uniform risk factors that can be managed in the market.
      The Single Buyer uses “one-way contracts for differences” to hedge changes in the price of energy purchased on the Power Exchange for the regulated market. Under these contracts, if the Single National Price (SNP) exceeds the strike price, the difference between the SNP and the strike price is paid to the Single Buyer. If the SNP is lower than or equal to the strike price, the differences are not settled by the Single Buyer. In both cases, the Single Buyer pays Enel a fixed premium equal to the amount set by the auction for the relevant product. For “two-way” contracts, the difference is paid to the Single Buyer if the SNP exceeds the strike price and to Enel in the opposite case. No premium is envisaged for these contracts.
      For energy sold on the Power Exchange, Enel manages the residual risk not stabilized through “two-way” contracts for differences by assessing the exposure to market price fluctuations in relation to generation cost developments in Italy. The measurement of this exposure is also based on the effectiveness of the hedging strategies implemented. The current regulatory framework also allows producers to sell electricity to eligible customers on the free market through bilateral negotiations. This type of contract can be linked to both fixed and variable prices. The exposure to possible price fluctuations is hedged with derivatives.
      Finally, as part of commercial activities related to purchasing fuels for thermal generation and the sale of electricity and gas to eligible customers, Enel grants trade credit to external counterparties. The counterparties selected are carefully monitored through the assessment of the related credit risk and the pledge of suitable guarantees and/or security deposits to ensure adequate protection from default risk.
      The notes to the consolidated financial statements show the notional amount and the fair value of each derivative type at December 31, 2005, grouped into current and non-current financial assets and liabilities.
Concentrations of Risk
      The Company’s business is largely determined by laws, regulations and policies established by the European Union and the Italian government. The regulatory framework for the Italian electricity market has changed

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
significantly in recent years with the implementation of the Bersani Decree, designed to liberalize and create more competition in the Italian electricity market. The changes caused by the Bersani Decree include the adoption of a new tariff structure, the reorganization of the Company’s generation, transmission and distribution operations into separate business units, the restructuring of the Company’s transmission business in order to transfer the management of the transmission network to the Gestore della Rete (or GRTN), and the requirement that the Company would sell no less than 15,000 MW of its generating capacity. The disposal of such generating capacity was completed in 2003. The Bersani Decree was amended following the enactment of a law in October 2003 that provided, among other things, for the reunification of management and operation of the national transmission grid with its ownership under a single private entity. An implementing decree enacted in May 2004 provided for the transfer from the Gestore della Rete to Terna of the responsibility to manage the national transmission grid and the related assets by October 31, 2005, although the Gestore della Rete will still retain its other responsibilities. Following this transfer, the Company no longer controls Terna, as no electricity operator, including Enel, shall be entitled to voting rights in excess of 5% with respect to the appointment of Terna’s directors. In addition, the Company was legally required to reduce its holding in Terna to no more than 20% by July 1, 2007. The Company has reduced such holding to 5.12% in 2005 through the sale of 29.99% of Terna share to Cassa Depositi e Prestiti.

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
      In 2004, the Energy Authority set new base tariffs for the 2004-2007 period, which have been in force since February 1, 2004. The tariff structure currently in place also includes certain mechanisms to take into account structural factors affecting distributors’ costs. In 2004, the Energy Authority established a price equalizing mechanism intended to minimize the effects of a timing discrepancy in the setting of prices distributors pay to the Single Buyer for electricity to be distributed on the regulated market and the prices that distributors may charge to end users on the regulated market. The prices distributors pay to the Single Buyer for electricity to be distributed on the regulated market are set monthly by the Energy Authority based on the average unit costs incurred by the Single Buyer in connection with its purchases of electricity. However, the generation component included in the overall tariff that distributors may charge to end users on the regulated market is fixed by the Energy Authority on a quarterly basis. In order to minimize the effects of this discrepancy, the Energy Authority has established a price equalizing mechanism applicable for the first time in 2004. The equalizing mechanism is funded through a system charge in an amount set by the Energy Authority, applicable in 2005.
      In 2004, the Energy Authority also put in place a system to compensate distributors that serve areas where costs are significantly higher than the national average due to uncontrollable factors such as population density and geography. The costs to be considered in setting this compensation are to be based on infrastructural elements such as the length of cables and installation type (aerial or underground). The compensation system does not apply to Enel Distribuzione.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Increased Competition
      For many years the Company has had virtually no competition in the generation, transmission and distribution of electricity market in Italy. The Company currently faces competition from independent power producers and municipal utilities in generation.
      In addition, the disposal of its generating capacity has exposed the Company to increasing competition from other operators of electricity generating capacity, including Italian and international power companies. The Company also faces competition from suppliers and wholesalers for sales to customers that are intensive users of electricity and may freely purchase electricity from different producers.
      In addition to the introduction on April 1, 2004, of trading on the Italian power exchange, the Company expects that competition will increase further due to:

•	An increase in bilateral contracts between its competitors and final customers;

•	Regulations limiting each operator’s access to international electricity sources to a maximum percentage of available interconnection capacity; and

•	The construction of new generation facilities by its competitors and the development of new interconnection lines that would increase the volume of electricity that may be imported in Italy.

(3)	CHANGES IN THE SCOPE OF CONSOLIDATION
      Compared with 2004, the scope of consolidation has changed primarily as a result of the following operations:

•	the sale of NewReal (real estate sector) on July 14, 2004;

•	the acquisition of controlling investments in Ottogas Rete and Ottogas Vendita (distribution and sale of natural gas to end-users) on September 15, 2004;

•	the acquisition of controlling investments in Italgestioni and Italgestioni Gas (distribution and sale of natural gas to end-users) on December 14, 2004;

•	the acquisition of controlling investments in Electrica Banat and Electrica Dobrogea (electricity distribution and sales in Romania) on April 28, 2005;

•	the disposal of 62.75% of Wind on August 11, 2005 and its deconsolidation, with the reclassification of the remaining stake of 37.25% under non-current financial assets;

•	the disposal of 43.85% of Terna and its deconsolidation as from September 15, 2005.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As regards the acquisition of 51% of Electrica Banat and Electrica Dobrogea, the overall value of the operation amounted to euro 131 million of which euro 51 million as price paid for an interest of 24.5% and euro 80 million was paid as a capital increase to bring the Company’s share to 51%. The following table reports the assets acquired and liabilities assumed at the acquisition date.

(Millions of euro)

Property, plant and equipment	305
Intangible assets	3
Trade receivables and inventories	57
Cash and cash equivalents and other current assets	133
Total assets	498
Trade payables	(61)
Other financial liabilities and other current liabilities	(91)
Other provisions and other payables	(191)
Total liabilities	(343)

Total net assets acquired	155
Negative goodwill	(24)

Total consideration paid and capital increase at the acquisition date	131
of which to current financial liabilities	(15)

CASH FLOW AT THE ACQUISITION DATE	116
      The negative goodwill of euro 24 million was recognized to the income statement for 2005.

(4)	SEGMENT INFORMATION
      In 2005 and 2004, the Company’s operations were organized into six business segments: Generation and Energy Management; Sales, Infrastructure and Networks; Transmission; Telecommunications; Services and Other Activities; and Corporate. Each of these segments constituted a reportable segment. Transmission and Telecommunications reportable segments are treated as discontinued operations following the deconsolidation of Terna and Wind.
      At the end of 2005 the Company re-organized its internal structure into the following business segments: Generation and Energy Management Division, Market Division, Infrastructure and Networks Division and the International Division, Corporate and Services and Other Activities. Such reorganization will be effective from January 1, 2006.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Segment information in 2005

	Continuing Operations						Discontinued Operations

	Generation	Sales,	Services		Eliminations				Eliminations
	and Energy	Infrastructure	and Other		and			Telecomm	and
	Management	and Networks	Activities	Corporate	Adjustments	Total	Transmission	Unications	Adjustments	Total	Total

	(millions of euro)
Revenues from third parties	12,518	20,081	374	872	214	34,059	711	2,604	(62)	3,253	37,312
Revenues from other divisions	1,697	341	1,286	231	(3,555)	—	29	144	(173)	—	—
Total revenues	14,215	20,422	1,660	1,103	(3,341)	34,059	740	2,748	(235)	3,253	37,312
Gross operating margin	3,704	3,737	249	67	(12)	7,745	524	903	(1)	1,426	9,171
Amortization, depreciation and impairment losses	1,139	959	95	14	—	2,207	118	736	—	854	3,061
Operating income	2,565	2,778	154	53	(12)	5,538	406	167	(1)	572	6,110
Net financial income (expense) and income (expense) from investments accounted for using the equity method	—	—	—	—	—	(744)	—	—	—	(240)	(984)
Income taxes	—	—	—	—	—	1,934	—	—	—	213	2,147
Net income before capital gains	—	—	—	—	—	2,860	—	—	—	119	2,979
Gains on disposal of assets	—	—	—	—	—	—	—	—	—	1,153	1,153
Net income (Group and minority interests)	—	—	—	—	—	2,860	—	—	—	1,272	4,132

Operating assets	19,622	23,154	2,927	—	(1,850)	43,853	—	—	—	—	43,853
Operating liabilities	4,247	9,298	2,377	—	(1,552)	14,370	—	—	—	—	14,370
Capital expenditure	1,027	1,692	99	11	—	2,829	142	286	—	428	3,257
      Segment information in 2004

	Continuing Operations						Discontinued Operations

	Generation	Sales,	Services		Eliminations				Eliminations
	and Energy	Infrastructure	and Other		and			Telecomm	and
	Management	and Networks	Activities	Corporate	Adjustments	Total	Transmission	Unications	Adjustments	Total	Total

	(millions of euro)
Revenues from third parties	10,070	19,105	742	1,200	(106)	31,011	967	4,474	(2)	5,439	36,450
Revenues from other divisions	2,958	149	1,052	449	(4,608)	—	50	253	(303)	—	—
Total revenues	13,028	19,254	1,794	1,649	(4,714)	31,011	1,017	4,727	(305)	5,439	36,450
Gross operating margin	3,780	3,530	214	652	(105)	8,071	649	1,421	14	2,084	10,155
Amortization, depreciation and impairment losses	1,249	837	108	5	2	2,201	159	3,037	6	3,202	5,403
Operating income	2,531	2,693	106	647	(107)	5,870	490	(1,616)	8	(1,118)	4,752
Net financial income (expense) and income (expense) from investments accounted for using the equity method	—	—	—	—	—	(852)	—	—	—	(467)	(1,319)
Income taxes	—	—	—	—	—	2,116	—	—	—	(618)	1,498
Net income before capital gains	—	—	—	—	—	2,902	—	—	—	(967)	1,935
Gains on disposal of assets	—	—	—	—	—	—	—	—	—	812	812
Net income (Group and minority interests)	—	—	—	—	—	2,902	—	—	—	(155)	2,747

Operating assets	18,882	20,806	3,510	—	(2,405)	40,793	4,585	12,940	—	17,525	58,318
Operating liabilities	3,491	8,285	3,981	—	(3,060)	12,697	571	2,181	—	2,752	15,449
Capital expenditure	857	1,711	112	10	—	2,690	277	868	—	1,144	3,834
      The segment revenues in the above tables include both revenues from third parties and revenues among segments.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table reconciles the segment assets and liabilities to the consolidated figures.

	2005	2004

	(millions of euro)
Total assets (consolidated financial statements)	50,502	65,378
Non-current financial assets	2,601	358
Current financial assets	156	57
Cash and cash equivalents	476	331
Tax receivables	3,416	6,314
Sector assets	43,853	58,318
— of which:
Generation and Energy Management	19,622	18,882
Sales, Infrastructure and Networks	23,154	20,806
Other Activities	2,927	3,510
Corporate, eliminations and adjustments	(1,850)	(2,405)
Telecommunications and Transmission	—	17,525

Total liabilities (consolidated financial statements)	31,086	46,312
Non-current financial liabilities	262	377
Current financial liabilities	294	463
Long and short-term loans	13,262	26,905
Tax liabilities	2,898	3,118
Sector liabilities	14,370	15,449
— of which:
Generation and Energy Management	4,247	3,491
Sales, Infrastructure and Networks	9,298	8,285
Other Activities	2,377	3,981
Corporate, eliminations and adjustments	(1,552)	(3,060)
Telecommunications and Transmission	—	2,752

(5)	DISCONTINUED OPERATIONS

	2005	2004	2005-2004

	(millions of euro)
Operating revenues	3,253	5,439	(2,186)
Operating expenses	(2,681)	(6,557)	3,876

Operating income (losses)	572	(1,118)	1,690
Net financial expense	(240)	(467)	227
Income taxes	(213)	618	(831)
Net income before capital gains	119	(967)	1,086
Gains on disposal of assets, net of taxes	1,153	812	341

NET INCOME FROM DISCONTINUED OPERATIONS	1,272	(155)	1,427
      Following the disposal of investments in Wind and Terna, which took place on August 11, 2005 and September 15, 2005 respectively, these entities were deconsolidated as from those dates and the financial performance achieved up to the disposal date is reported under discontinued operations.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The capital gains for 2005 were primarily produced by the disposal of 43.85% of Terna, while the gain in 2004 regards the sale of 50% of Terna.
      The following table reports the cash flow generated by the disposal of the Transmission and Telecommunications sectors, now considered discontinued operations, equal to euro 4,456 million.

2005

(millions
of euro)
Property, plant and equipment, igoodwill and other intangible assets	(13,922)
Other non-current assets (net)	543
Inventories and trade receivables	(1,739)
Cash and cash equivalents	(413)
Other current assets (net)	448
Trade payables, other provisions and other payables	2,540
Gross financial debt	8,839
Net assets sold	(3,704)
Gross cash flow	(4,869)
Cash and cash equivalents	413
Net cash flow	(4,456)

(6)	OPERATING REVENUES

(6.a) Revenues from sales and services — euro 32,272 million

	2005	2004	2005-2004

	(millions of euro)
Revenues from the sale and transport of electricity and contributions from Electricity Equalization Fund	29,008	25,098	3,910
Revenues from the sale and transport of natural gas to end-users	1,556	1,374	182
Revenues from fuel sales	446	894	(448)
Connection fees for the electricity and gas networks	656	657	(1)
Revenues for contract work in progress	290	609	(319)
Other sales and services	44	42	2
Net income (charges) from commodity risk management	272	(16)	288

Total	32,272	28,658	3,614
      The change between “Revenues from the sale and transport of electricity and contributions from Electricity Equalization Fund” in 2005 and those of the corresponding period of 2004 is partly due to the start-up, on April 1, 2004, of the Electricity Power Exchange and to the market operations of the Single Buyer, which generated an increase both in revenues and in electricity purchase costs. Until March 31, 2004, the electricity was sold directly from the generating companies to the distribution companies of the Group, and the associated costs and revenues were eliminated in the consolidated accounts. The results for 2005 also reflect an increase in revenues from international activities, both from international trading and from the generation and distribution activities. Electrica Banat and Electrica Dobrogea, two Romanian companies that the Company acquired at the end of April 2005, produced revenues amounting to €298 million. The revenues from the Electricity Equalization Fund also include a €100 million reimbursement of the charges incurred for green certificates in 2002 and 2003.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Our “revenues from sales of natural gas to end users” (which exclude sales of gas to distributors and to other third parties by Enel Trade, which are recorded in “Other revenues”) increased by euro 182 million. This increase was largely due to increased tariffs reflecting increased market prices for natural gas.
      “Revenues from fees for customer connections”, inspections and repositioning services decreased slightly, by euro 1 million from 2004.
      “Revenues from contract work in progress” declined by euro 319 million as a result of lower engineering and construction activities.
      “Net income (charges) from commodity risk management” relate mainly to the valuation at fair value of contracts for differences entered with the Single Buyer at the end of 2004 and in 2005.

	2005	2004	2005-2004

	(millions of euro)
Income
Realized on contracts for differences	289	—	289
Realized on other contracts	113	92	21
Total realized income	402	92	310
Unrealized on contracts for differences	43	—	43
Unrealized on other contracts	48	15	33
Total unrealized income	91	15	76
Total income	493	107	386
Charges
Realized on other contracts	(188)	(103)	(85)
Total realized charges	(188)	(103)	(85)
Unrealized on other contracts	(33)	(20)	(13)
Total unrealized charges	(33)	(20)	(13)
Total charges	(221)	(123)	(98)

NET INCOME (CHARGES) FROM COMMODITY RISK MANAGEMENT	272	(16)	288
      “Realized charges” include euro 110 million in respect of currency exchange rate hedges, the fair value of which was recognized in the previous financial year in a specific cash flow hedge reserve.

(6.b) Other revenues — euro 1,787 million

	2005	2004	2005-2004

	(millions of euro)
Prior-year’ regulatory items	338	—	338
Stranded costs	158	1,219	(1,061)
Gains on sale of equity investments	131	13	118
Bonus for service continuity	115	250	(135)
Other	1,045	871	174

Total	1,787	2,353	(566)
      “Other revenues” include income on prior-year regulatory items amounting to euro 338 million relating to reserve services provided to the Gestore della Rete (or GRTN). The item also includes euro 158 million in income from reimbursements paid to the Company for the extra expenses incurred in relation to Nigerian gas (euro

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
151 million in 2004). The net change in the year is primarily the reflection of the recognition in 2004 of euro 1,068 million related to the overall amount of the stranded costs that the Company has been entitled to recover as set by the Ministry for Productive Activities in a Decree issued on August 6, 2004.
      The following table reports the breakdown of revenues by geographic area:

	2005	2004	2005-2004

	(millions of euro)
Italy	32,252	29,233	3,019
Europe	1,656	1,549	107
Middle East	27	56	(29)
Americas	117	160	(43)
Others	7	13	(6)

Total	34,059	31,011	3,048

(7)	OPERATING EXPENSES

(7.a) Raw materials and consumables — euro 20,633 million

	2005	2004	2005-2004

	(millions of euro)
Electricity purchases	14,321	10,380	3,941
Fuel and gas purchases	5,514	5,393	121
Materials purchases	798	1,027	(229)

Total	20,633	16,800	3,833
of which capitalized	(665)	(673)	(8)
      The growth in “Electricity purchases” is partly due to the start of operation of the Power Exchange on April 1, 2004 and the Single Buyer’s activity, as well as an increase in the average unit price.
      “Materials purchases” decreased in line with lower engineering and contracting activities.

(7.b) Services and rentals — euro 3,057 million

	2005	2004	2005-2004

	(millions of euro)
Electricity transport	1,048	1,068	(20)
Maintenance and repairs	395	347	48
Telephone and postal	144	133	11
Services by deconsolidated companies	127	213	(86)
Services and tenders for contract work in progress	120	260	(140)
Advertising and publications	62	63	(1)
Leases and rentals	387	349	38
Other	774	673	101

Total	3,057	3,106	(49)
      Costs in respect of “Services and Rentals” declined by euro 49 million, essentially due to lower costs of engineering and construction services (-euro 140 million), partly offset by higher lease expenses due to the disposal of the Company’s real estate operations in July 2004. Excluding future disposals, the estimated payment under the Company’s rent commitments for the next five years is approximately euro 370 million.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Services by deconsolidated companies includes euro 111 million (euro 184 million in 2004) of telecommunication and internet services provided by Wind Telecomunicazioni to the other Group companies and euro 16 million (euro 29 million in 2004) of energy transportation fee recognized to Terna during the year. Such costs are not eliminated in consolidation since Wind Telecomunicazioni and Terna are presented as discountinued operations.

(7.c) Personnel — euro 2,762 million

	2005	2004	2005-2004

	(millions of euro)
Wages and salaries	1,957	1,989	(32)
Social security contributions	529	537	(8)
Termination benefits	111	97	14
Other costs	165	601	(436)

Total	2,762	3,224	(462)
Of which capitalized	(384)	(300)	84
      The decrease in personnel expenses compared with the previous year is mainly the result of a reduction in the expenses associated with the payment of early-retirement incentives and a decline in the average size of the workforce in the year. Other costs which include charges for the stock option plans for 2005 of euro 11 million (euro 10 million in 2004), decreased mainly as a result of a euro 361 million decrease in early retirement incentives granted in 2005.
      The following table shows the average number of employees by category, compared with the previous year and the actual number of employees at December 31, 2005.

	Average Number			Headcount

	2005	2004	2005-2004	At Dec. 31, 2005

Senior managers	618	581	37	562
Middle managers	4,144	4,024	120	4,103
Employees	29,231	29,515	(284)	28,480
Workers	19,369	17,278	2,091	18,633
Total continuing operations	53,362	51,398	1,964	51,778
Discontinued operations	6,722	10,820	(4,098)	—

TOTAL	60,084	62,218	(2,134)	51,778

(7.d) Depreciation, amortization and impairment losses — euro 2,207 million

	2005	2004	2005-2004

	(millions of euro)
Depreciation of property, plant and equipment	1,918	1,990	(72)
Amortization of intangible assets	138	121	17
Impairment losses	151	90	61

Total	2,207	2,201	6
      The item “Depreciation of property plant and equipment” shows a decline of euro 72 million, mainly due to a reassessment of the useful remaining life of power plants, as explained in notes 1 and 12.a.
      The increase of euro 61 million in “Impairment losses” reflects the changes made to recognized trade receivables in line with the present value of their estimated future cash flows.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(7.e) Other operating expenses — euro 911 million

	2005	2004	2005-2004

	(millions of euro)
Provisions for risks and charges	212	203	9
Purchase of green certificates	119	104	15
Charges for CO 2 emissions	228	—	228
Taxes and duties	144	158	(14)
Other	208	318	(110)

Total	911	783	128
      The increase of euro 128 million in “Other operating expenses” relates mostly to charges estimated at euro 228 million for emissions in excess of the assigned allowances, partially offset by higher other expenses recorded in the prior financial year.

(7.f) Capitalized expenses — euro (1,049) million

	2005	2004	2005-2004

	(millions of euro)
Personnel	(384)	(300)	84
Materials	(665)	(673)	(8)

Total	(1,049)	(973)	76
      The item shows an increase of euro 76 million as result of an expansion in the amount of internal construction of plants, primarily in the Infrastructure and Networks Division.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(8)	FINANCIAL INCOME (EXPENSE) AND INCOME (EXPENSE) FROM INVESTMENTS — EURO (714) MILLION

	2005	2004	2005-2004

	(millions of euro)
Financial income:
— interest and other income from non-current financial assets	29	49	(20)
— foreign exchange gains	23	165	(142)
— income realized from derivative instruments	13	16	(3)
— income unrealized from derivative instruments	55	13	42
— other income	99	118	(19)
Total income	219	361	(142)
Financial expense:
— interest and other charges on financial debt	(686)	(771)	85
— foreign exchange losses	(52)	(143)	91
— expense realized on derivative instruments	(75)	(122)	47
— expense unrealized on derivative instruments	(19)	(13)	(6)
— accretion of post-employment and other employee benefits	(112)	(134)	22
Total financial expense	(944)	(1,183)	239
Total financial income (expense)	(725)	(822)	97
Income (expense) from investments:
— income from investments	11	4	7
— expense on investments	—	(9)	9
Total income (expense) from investments	11	(5)	16

TOTAL	(714)	(827)	113
      Net financial charges declined by euro 97 million (from euro 822 million in 2004 to euro 725 million in 2005), due partially to the reduction in the average debt for the year.

(9)	INCOME (EXPENSE) FROM INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD — EURO (30) MILLION

	2005	2004	2005-2004

	(millions of euro)
Income from associates	7	8	(1)
Expense on associates	(37)	(33)	(4)

Total	(30)	(25)	(5)

(10)	INCOME TAXES — EURO 1,934 MILLION

	2005	2004	2005-2004

	(millions of euro)
Current taxes	1,398	1,328	70
Difference on estimated income taxes from prior years	14	(14)	28
Deferred tax assets	277	459	(182)
Deferred tax liabilities	245	343	(98)

Total	1,934	2,116	(182)

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Estimated taxes on income from continuing operations for 2005 amount to euro 1,934 million, which corresponds to 40.3% of income before tax. In 2004, income taxes totaled euro 2,116 million, or 42.2% of income before tax. Foreign taxes in 2005 totaled euro 43 million (euro 22 million in 2004). The table below reconciles the theoretical tax rate with the effective rate.

	2005		2004

	(millions of euro)
Income before taxes	4,794		5,018
Theoretical tax due calculated as 33% of pre-tax income	1,582	33.0%	1,656	33.0%
Permanent differences and minor items	(12)	(0.3)%	103	2.1%
Difference on estimated income taxes from prior years	14	0.3%	(14)	(0.3)%
IRAP	350	7.3%	371	7.4%

Income tax for the year	1,934	40.3%	2,116	42.2%
Assets
(11)  CURRENT ASSETS

(11.a) Inventories — euro 884 million

	At Dec. 31, 2005	At Dec. 31, 2004	2005-2004

	(millions of euro)
Raw materials, consumables and supplies:
— fuel	585	590	(5)
— materials, equipment and other inventories	115	499	(384)
Total	700	1,089	(389)
Buildings available for sale	166	208	(42)
Finished products and goods	—	44	(44)
Other	18	4	14

TOTAL	884	1,345	(461)
      Raw materials, consumables and supplies consist of fuel inventories to cover the company’s requirements for generation and trading activities, as well as materials and equipment for plant operation, maintenance and construction.
      The decrease in other inventories of raw materials, consumables and supplies is primarily attributable to the use of materials for the construction and maintenance of distribution networks (euro 282 million).
      Buildings available for sale relate to the Company’s residual property assets, most of them intended for civil use. The decrease reflects the sales made during the year.
      At December 31, 2004, finished products inventories included Wind’s telephone equipment held for resale.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(11.b) Trade receivables — euro 8,316 million

	At Dec. 31, 2005	At Dec. 31, 2004	2005-2004

	(millions of euro)
Customers:
— sale and transport of electricity	6,850	5,532	1,318
— distribution and sale of natural gas to end-users	611	516	95
— other activities	506	652	(146)
Total	7,967	6,700	1,267
Trade receivables for telecommunication and transmission services	—	1,212	(1,212)
Trade receivables due from associates	290	19	271
Receivables for contract work in progress	59	96	(37)

TOTAL	8,316	8,027	289
      The increase in trade receivables mainly reflects the rise in receivables for the sale and transport of electricity and gas and the consolidation of the Romanian distribution companies, net of the impact from the deconsolidation of Wind and Terna.
      Trade receivables due from customers are recognized net of the related provision for doubtful accounts, which amounted to euro 347 million at the end of 2005, compared with an opening balance of euro 486 million (which included euro 305 million relating to Transmission and Telecommunications sectors). The table below sets out the changes to the provision in 2005.

(Millions of euro)

Total at Jan 1, 2004	328
Accruals*	241
Utilization	(83)

Total at Dec. 31, 2004	486
Accruals**	188
Utilization	(22)
Net changes in scope of consolidation	(305)

Total at Dec. 31, 2005	347

(*)	include euro 151 million in respect of Telecommunication and Transmission sectors.

(**)	include euro 37 million in respect of Telecommunication and Transmission sectors until date of deconsolidation.

(11.c) Tax receivables — euro 789 million
      Tax receivables at December 31, 2005 totaled euro 789 million and relate primarily to receivables in respect of direct taxes of euro 568 million. The amount includes euro 488 million in IRES tax credits arising from the application of the national tax consolidation mechanism, which will be realized by offsetting tax payables in 2006.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(11.d) Current financial assets — euro 569 million

	At Dec. 31, 2005	At Dec. 31, 2004	2005-2004

	(millions of euro)
Receivables for factoring advances	374	391	(17)
Derivative contracts	115	27	88
Other securities	28	32	(4)
Investments	43	2	41
Other	9	57	(48)

Total	569	509	60
      The euro 17 million decrease in receivables for factoring advances is mainly due to a reduction in the amounts discounted by suppliers, associated in part by a decline in trade payables.
      The following tables show the notional values and the fair value of the derivative contracts, grouped by hedge type and designation:

	Notional Amount		Fair Value

	At Dec. 31, 2005	At Dec. 31, 2004	At Dec. 31, 2005	At Dec. 31, 2004	2005-2004

	(millions of euro)
Cash flow hedge derivatives:
— interest rates	60	4	—	—	—
— exchange rates	1	100	—	7	(7)
— commodities	1,372	—	57	—	57
Total	1,433	104	57	7	50
Trading derivatives:
— interest rates	60	60	1	2	(1)
— exchange rates	703	361	9	4	5
— commodities	7,179	5,690	48	14	34
Total	7,942	6,111	58	20	38

TOTAL	9,375	6,215	115	27	88
      Commodity derivatives include:

•	two-way contracts for differences, with a notional value of euro 1,372 million (euro 5,133 million in 2004) and a fair value of euro 57 million (nil at December 31, 2004);

•	one-way contracts for differences, with a notional value of euro 6,266 million and a fair value of euro 43 million (not entered into 2004);

•	derivatives on fuels, energy and metals with a notional value of euro 913 million (euro 557 million in 2004) and a fair value of euro 5 million (euro 14 million in 2004).
      Investments entirely consist of the company’s 1.02% interest in Terna in respect of the bonus shares granted to Terna shareholders.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(11.e) Cash and cash equivalents — euro 476 million
      Cash and cash equivalents, detailed in the table below, are not restricted by any encumbrances, apart from euro 24 million primarily in respect of deposits pledged to secure transactions carried out by Enel North America.

	At Dec. 31, 2005	At Dec. 31, 2004	2005-2004

	(millions of euro)
Bank deposits	432	322	110
Post Office deposits	40	7	33
Cash and cash equivalents on hand	4	2	2

Total	476	331	145

(11.f) Other current assets — euro 1,712 million

	At Dec. 31, 2005	At Dec. 31, 2004	2005-2004

	(millions of euro)
Electricity Equalization Fund	816	1,682	(866)
Receivables due from employees	9	10	(1)
Receivables due from others	887	774	113

Total	1,712	2,466	(754)
      Short-term receivables from the Electricity Equalization Fund at the end of the financial year amounted to euro 816 million, which includes euro 169 million in reimbursements for stranded costs which the Company expects to receive in 2006.
      Including the portion of receivables classified as long-term (euro 847 million), total receivables due from the Electricity Equalization Fund amount to euro 1,663 million.

(12)	NON-CURRENT ASSETS

(12.a) Property, plant and equipment — euro 30,188 million
      Developments in property, plant and equipment in 2004 and 2005 are shown below:

							Ordinary
			Assets		Change in	Exchange	Disposals
	At Jan. 1,		Entering		Scope of	Rate Gains	and Other	At Dec. 31,
	2004	Investments	Service	Depreciation	Consolidation	(Losses )	Changes	2004

	(millions of euro)
Land	865	1	4	—	(69)	—	(450)	351
Buildings	4,620	66	70	(168)	(1,345)	—	400	3,643
Plant and machinery	29,395	2,067	1,235	(2,639)	154	(17)	(72)	30,123
Industrial and commercial equipment	134	17	—	(26)	(1)	—	(23)	101
Other assets	386	82	11	(120)	—	—	(36)	323
Leasehold improvements	109	20	8	(41)	—	—	(8)	88
Total assets in use	35,509	2,253	1,328	(2,994)	(1,261)	(17)	(189)	34,629
Assets under construction and advances	2,141	1,285	(1,328)	—	(12)	—	(13)	2,073

TOTAL	37,650	3,538	—	(2,994)	(1,273)	(17)	(202)	36,702

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

							Ordinary
			Assets		Change in	Exchange	Disposals
	At Jan. 1,		Entering	Depreciation	Scope of	Rate Gains	and Other	At Dec. 31,
	2005	Investments	Service	(1)	Consolidation	(Losses )	Changes	2005

	(millions of euro)
Land	351	1	2	—	(16)	1	52	391
Buildings	3,643	64	48	(210)	(325)	—	133	3,353
Plant and machinery	30,123	1,743	766	(2,191)	(6,329)	245	(211)	24,146
Industrial and commercial equipment	101	16	1	(24)	(10)	—	(4)	80
Other assets	323	56	15	(101)	(119)	—	(23)	151
Leasehold improvements	88	13	10	(35)	(59)	—	10	27
Total assets in use	34,629	1,893	842	(2,561)	(6,858)	246	(43)	28,148
Assets under construction and advances	2,073	1,144	(842)	—	(600)	1	264	2,040

TOTAL	36,702	3,037	—	(2,561)	(7,458)	247	221	30,188

(1)	Include euro 643 million (euro 1,004 million in 2004) in respect of Telecommunication and Transmission sectors until date of deconsolidation.
      Property, plant and equipment includes assets to be relinquished with a net book value of euro 2,772 million, mainly hydroelectric power plants (euro 2,722 million).
      Changes in the scope of consolidation in 2005 relate to the following transactions:

•	deconsolidation of Transmission and Telecommunications sectors following the sale in 2005 of the Company’s majority stakes in Terna and Wind (euro 7,823 million);

•	acquisition of Electrica Banat and Electrica Dobrogea (euro 305 million);

•	acquisition of new companies in the United States (euro 35 million);

•	acquisition of Metanodotti Padani and Metanodotti Trentini (euro 25 million).
      With reference to depreciation, in 2005, the remaining useful life of power plants in Italy was re-assessed, taking into consideration their expected future use after planned changes in the production functions of the Company’s generation facilities have been put into effect. Following an independent appraisal, the expected useful life of certain plants was lengthened with respect to the previous year, while that of others was shortened. The net effect of the reassessments is a reduction in depreciation charges of about euro 100 million, gross of the related tax effect.
      The increase in the item “ordinary disposals and other changes” is primarily attributable to the reclassification of materials for the construction and maintenance of the distribution network that had previously been classified as inventory and the Immobiliare Foro Bonaparte’s spin-off which contributed land and buildings to Dalmazia Trieste.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table shows the gross values at December 31, 2004 and December 31, 2005 of property, plant and equipment, the related accumulated depreciation and the net values resulting therefrom, as well as a classification of the assets by category of use.

	Gross Value	Accumulated Depreciation	Net Value

	(millions of euro)
Power plants:(1)
— thermal	17,654	10,745	6,909
— hydro	8,220	3,820	4,400
— geothermal	1,772	1,051	721
— alternative energy resources	474	105	369
Total power plants	28,120	15,721	12,399
Transport lines and transformer stations	7,475	3,517	3,958
Electricity distribution networks	36,275	24,856	11,419
Telecommunications networks	5,616	2,530	3,086
Gas distribution networks	2,708	1,036	1,672
Primary and secondary substations	1,253	648	605
Offices, warehouses etc.(2)	1,025	254	771
Equipment and other assets	2,206	1,487	719
Total assets in use	84,678	50,049	34,629
Assets under construction and advances	2,073	—	2,073

TOTAL AT DEC. 31, 2004	86,751	50,049	36,702

	Gross Value	Accumulated Depreciation	Net Value

	(millions of euro)
Power plants:(1)
— thermal	17,951	11,430	6,521
— hydro	8,361	3,939	4,422
— geothermal	1,726	1,093	633
— alternative energy resources	706	140	566
Total power plants	28,744	16,602	12,142
Electricity distribution networks	37,330	25,048	12,282
Gas distribution networks	2,655	1,029	1,626
Primary and secondary substations	1,289	615	674
Offices, warehouses etc.(2)	988	116	872
Equipment and other assets	1,542	990	552
Total assets in use	72,548	44,400	28,148
Assets under construction and advances	2,040	—	2,040

TOTAL AT DEC. 31, 2005	74,588	44,400	30,188

(1)	The values also include industrial land and buildings.

(2)	The values include non-industrial buildings (offices, warehouses, parking facilities etc), buildings for civil use and non-appurtenant land.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The table below summarizes capital expenditures by category. The total of euro 3,037 million is lower than in 2004 (euro 501 million), primarily due to the removal of Wind and Terna from the scope of consolidation.

	2005	2004	2005-2004

	(millions of euro)
Power plants:
— thermal	570	455	115
— hydro	206	188	18
— geothermal	84	55	29
— alternative energy resources	130	122	8
Total power plants	990	820	170
Transport lines and transformer stations	133	267	(134)
Electricity distribution networks	1,381	1,435	(54)
Gas distribution networks	70	80	(10)
Telecommunication networks	251	680	(429)
Land, buildings and other assets and equipment	212	256	(44)

TOTAL CAPITAL EXPENDITURE	3,037	3,538	(501)
      Investments in power plants in Italy amounted to euro 768 million in 2005, an increase of euro 124 million compared with the previous year. The expenditure primarily refers to works for the transformation of thermal plants and plant upgrading and repowering to enhance safety and environmental performance (upgrading of hydraulic plant, environmental impact work, etc.).
      Investments in the electricity distribution network amounted to euro 1,381 million, a reduction of euro 54 million with respect to the previous year. The expenditure mainly relates to the on going remote metering project in which traditional meters are replaced with digital meters, with approximately 6.2 million new installations (about 7.4 million in 2004). Since the program began, a total of 27 million digital meters have been installed.
      Enel has asset retirement obligations associated with a geothermal power plant as well as a certain property owned by the State. Enel’s obligations relate to the return on expiration of the license or authorization of such assets to the State in same condition as originally conveyed.
      Below is a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations for the year ended December 31, 2005. The decrease in the liabilities is related to Wind’s asset retirement obligation to dismantle antenna sites and return them to their original condition. The liabilities were disposed in connection with sale and subsequent deconsolidation of Wind.

Euro
Million

Balance as of January 1, 2005	88
Disposal of investment	(53)
Accretion expense	2

Balance as of December 31, 2005	37

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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
information exists to estimate a range of potential settlement dates that is needed to employ a present value technique to estimate fair value.

(12.b) Intangible assets — euro 2,182 million

			Assets	Exchange	Changes in
	At Jan. 1,		Entering	Rate Gains	Scope of		Other	At Dec. 31,
	2004	Increases	Service	(Losses)	Consolidation	Amortization	Changes	2004

	(millions of euro)
Development costs	9	1	—	—	—	(4)	—	6
Industrial patents and intellectual property rights	469	157	7	—	—	(228)	6	411
Concessions, licenses, trademarks and similar rights	2,664	5	—	—	—	(142)	(1)	2,526
Assets under development and advances	189	117	(117)	—	(2)	—	(13)	174
Other:
— software development	95	—	110	—	—	(59)	(20)	126
— other	75	16	—	(4)	15	(16)	33	119
Total other	170	16	110	(4)	15	(75)	13	245
Goodwill	8,343	—	—	—	47	—	(1,681)	6,709

TOTAL	11,844	296	—	(4)	60	(449)	(1,676)	10,071

			Assets	Exchange	Changes in
	At Jan. 1,		Entering	Rate Gains	Scope of		Other	At Dec. 31,
	2005	Increases	Service	(Losses)	Consolidation	Amortization(1)	Changes	2005

	(millions of euro)
Development costs	6	—	—	—	—	—	(6)	—
Industrial patents and intellectual property rights	411	72	59	—	(245)	(149)	(15)	133
Concessions, licenses, trademarks and other similar rights	2,526	36	—	1	(2,410)	(96)	20	77
Assets under development and advances	174	97	(68)	—	(70)	—	(1)	132
Other:
— software development	126	11	9	—	—	(52)	11	105
— other	119	1	—	9	26	(11)	16	160
Total other	245	12	9	9	26	(63)	27	265
Goodwill	6,709	3	—	23	(5,120)	—	(40)	1,575

TOTAL	10,071	220	—	33	(7,819)	(308)	(15)	2,182

(1)	Includes euro 170 million (euro 328 million in 2004) in respect of Telecommunications and Transmission sectors until date of deconsolidation.
      “Industrial patents and intellectual property rights” relate mainly to costs incurred in purchasing software and open-ended software licenses. The most important applications relate to invoicing and customer management, the development of Internet portals and the management of company systems. Amortization is calculated on a straight-line basis over the residual useful life (on average between three and five years).
      “Concessions, licenses, trademarks and similar rights” include expenses incurred by the gas companies and the foreign electricity distribution companies to build up their customer base. The change in the scope of

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
consolidation refers to the removal of Wind. Amortization is calculated on a straight-line basis over the term of the average period of the relation with customers or of the concessions.
      Costs for “Software development” relate to applications in use developed for long-term internal deployment. They are amortized over three years.
      “Goodwill” amounted to euro 1,575 million (euro 6,709 million in 2004). The change in the scope of consolidation refers entirely to the disposal of the controlling stake in Wind. Exchange rate differences relate to the goodwill in Enel North America and Enel Latin America expressed in a functional currency other than the euro. Other changes include in 2004 the impairment on Wind goodwill (euro 1,671 million).
      The recoverable amount of the goodwill recognized in the financial statements is estimated using the discounted cash flow model and the dividend discount model. To determine the value in use of an asset, the future cash flows are estimated and a suitable discount rate applied. Specifically, cash flows are projected over an explicit period that is compatible with the average residual useful life of the asset or the residual term of concession. Where it has not been possible to estimate cash flows for the residual useful life of the cash generating unit, the residual value has been estimated by assuming a perpetuity with a nominal growth rate of zero or equal to the rate of inflation expected for the relevant country. As the recoverable amount of a cash generating unit, calculated as described above, is substantially higher than its book value, modifications in the assumptions used to determine the recoverable amount do not have any significant impact on the cash generating unit carrying value.
      The table below reports the balances according to the company that generated them, along with the rates applied and the time horizon over which the expected inflows are discounted.

	At Dec. 31,
	2005			Discount Rate

	Amount	Tax Rate	Growth Rate(1)	WACC(2)	Ke(3)

	(millions of euro)
Viesgo Generacion	657	35%	no terminal value	6.7%		15 years
Electra de Viesgo Distribucion	24	35%	1.5%	6%	—	10 years
Enel Rete Gas/ Enel Gas	583	38%	0%	7%	—	15 years
Enel North America	85	40.4%	0%	6.2%	—	10 years
Enel Latin America	73	25.5%	2%	10.9%		11 years
Enel Unión Fenosa Renovables	131	35%	no terminal value	—	9.3%	20 years
Maritza	15	15%	no terminal value	—	10.2%	17 years
WISCO	7	39%	no terminal value		7.5%	20 years

Total	1,575

(1)	Perpetual growth rate of cash flow after explicit period.

(2)	WACC represents the weighted average capital cost.

(3)	Ke represents the expected return on capital invested.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12.c) Deferred tax assets — euro 1,778 million
      Changes in deferred tax assets, grouped by type of temporary difference and determined using current tax rates, are shown below.

		Increase/
		(Decrease)
		Taken to		Change in
	At Dec. 31,	Income	Other	Scope of	At Dec. 31,
	2004	Statement(1)	Changes	Consolidation	2005

	(millions of euro)
Nature of the temporary differences:
Impairment of property, plant and equipment and intangible assets	83	5	(1)	(19)	68
Accruals to provisions for risks and charges and impairment losses with deferred deductibility	995	(251)	11	(188)	567
Tax losses carried forward	845	(86)	(2)	(632)	125
Measurement of financial assets	164	(11)	36	(37)	152
Other items	866	23	5	(28)	866

Total	2,953	(320)	49	(904)	1,778

(1)	Includes a reduction of euro 43 million relating to Telecommunications and Transmission sectors assets until date of deconsolidation.
      Changes in deferred tax assets derive mainly from:

•	the recognition of the deductible share for 2005 (euro 247 million) referring to previous years impairments of investments on which tax deductibility was deferred over more than one year;

•	a net decrease (euro 86 million) attributable mainly to Wind’s tax losses carried forward until the date of its removal from the scope of consolidation;

•	change in the scope of consolidation essentially attributable to the deconsolidation of Wind (euro 852 million).
      Other changes essentially consist of the tax effect recognized directly in equity and the measurement of hedging instruments and other financial assets at fair value (euro 36 million).
      No deferred tax assets were recorded in relation to the prior tax losses of two holding companies located in the Netherlands and Luxembourg (euro 660 million), because the tax laws in force in the countries in question do not treat the expected income (dividends) of the companies as taxable.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12.d) Investments accounted for using the equity method — euro 1,797 million
      Investments in associated companies accounted for using the equity method are as follows:

	At Dec. 31,		At Dec. 31,
	2005	% Holding	2004	% Holding	2005-2004

	(millions of euro)
Wind Telecomunicazioni SpA	1,728	37.25%	—	—	1,728
Gesam SpA	14	40.00%	13	40.00%	1
Idrosicilia SpA	9	40.00%	—	—	9
Cesi SpA	7	25.92%	10	40.92%	(3)
Immobiliare Foro Bonaparte SpA	—	—	95	49.00%	(95)
Leasys SpA	—	—	13	49.00%	(13)
Idrolatina Srl	—	—	8	46.88%	(8)
Brindisi LNG SpA	—	—	8	50.00%	(8)
Others	39	—	43	—	(4)

Total	1,797		190		1,607
      The net increase of euro 1,607 million is essentially the result of the following:

•	the inclusion of Idrosicilia and of the residual interest in Wind after the disposal in 2005 of 62.75% of that company;

•	the disposal of the investment in Immobiliare Foro Bonaparte;

•	the sale of the investments in Leasys, Idrolatina and Brindisi LNG;

•	the sale of 20% of Idrosicilia and the consequent reclassification of the remainder under investments accounted for using the equity method;

•	a reduction in the investment in Cesi following the sale of Terna which owns a 15% interest in that company.

(12.e) Non-current financial assets — euro 836 million

	At Dec. 31,	At Dec. 31,
	2005	2004	2005-2004

	(millions of euro)
Investments in other companies	594	69	525
Receivables due from associates and other investments	34	—	34
Advance paid on the acquisition of Slovenské Elektrárne	168	—	168
Financial receivables due from financing entities	27	1,595	(1,568)
Cash flow hedge and fair value hedge derivatives	11	44	(33)
Other items	2	68	(66)

Total	836	1,776	(940)

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Investment in other companies are measured at fair value, if it can be determined, or at acquisition cost if not. For listed companies, the fair value is determined by the market value of their shares at the end of the financial period. The fair value of unlisted companies is determined by a valuation of their significant assets.

	At Dec. 31,		At Dec. 31,
	2005	% Holding	2004	% Holding	2005-2004

	(millions of euro)
Weather Investments	286	5.20%	—	—	286
Terna	213	5.12%	—	—	213
Red Electrica Espanola	35	1.00%	15	1.00%	20
LaGeo	25	12.50%	25	12.50%	—
Echelon	20	7.54%	16	7.28%	4
Tri Alpha Energy	7	6.74%	—	—	7
Sheldon Springs Hydro Associates	—	—	8	1.00%	(8)
Other	8	—	5	—	3

Total	594		69		525
      The increase of euro 525 million derives from the investments of 5.1% of Terna and 5.2% of Weather Investments. An additional 1.02% investment in Terna is classified as current asset in order to satisfy the obligation of the bonus share granted to the participants in the public offering of Terna in June 2004.
      Non-current financial assets also include a deposit made for the acquisition of 66% of the share capital of Slovenské Elektrárne. The price for the acquisition, taking account of the fair value of the company’s assets, was set at euro 840 million, against which Enel made the initial deposit. The acquisition is expected to be completed by the end of the first half of 2006.
      “Financial receivables due from financing entities” show a fall of euro 1,568 million as a result of the reimbursement of a security deposit repayable to Enel SpA by a leading Italian financial institution. The deposit had been established in 2003 as part of the renegotiation of a credit line of euro 1,500 million disbursed to Wind in 2001.
      The following tables show the notional amounts and the fair value of derivative contracts, classified under non-current financial assets:

	Notional Value		Fair Value

	At Dec. 31,	At Dec. 31,	At Dec. 31,	At Dec. 31,
	2005	2004	2005	2004	2005-2004

	(millions of euro)
Cash flow hedge derivatives:
— interest rates	327	327	11	5	6
Fair value hedge derivatives:
— interest rates	—	1,200	—	39	(39)

Total	327	1,527	11	44	(33)
      The fair value interest rate hedges, whose notional value amounted to euro 1,200 million at December 31, 2004, related to a hedge of fixed-rate debt issued by Terna.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(12.f) Other non-current assets — euro 975 million

	At Dec. 31,	At Dec. 31,
	2005	2004	2005-2004

	(millions of euro)
Tax receivables falling due at more than 12 months	—	16	(16)
Receivables from Electricity Equalization Fund	847	—	847
Other long-term receivables:
— advances to suppliers	6	2	4
— tax paid on account on employee termination indemnities	19	33	(14)
— security deposits	—	5	(5)
— loans to employees	44	52	(8)
— other receivables	59	46	13
Total	128	138	(10)

TOTAL	975	154	821
      Receivables from the Electricity Equalization Fund consist of the stranded costs portion receivable after December 31, 2006, for which the Company has been entitled to receive a compensation for unrecoverable electricity generation costs and for the additional charges relating to natural gas imported from Nigeria.
Liabilities
(13)  CURRENT LIABILITIES

(13.a) Short-term loans — euro 1,361 million
      At December 31, 2005, short-term loans totaled euro 1,361 million, a decrease of euro 3,831 million with respect to December 31, 2004, as detailed below.

	At Dec. 31, 2005		At Dec. 31, 2004		2005-2004

	Book Value	Fair Value	Book Value	Fair Value	Book Value	Fair Value

	(millions of euro)
Short-term amounts due to banks	970	970	2,560	2,562	(1,590)	(1,592)
Commercial paper	275	275	2,441	2,441	(2,166)	(2,166)
Other short-term financial payables	116	116	191	191	(75)	(75)

Total	1,361	1,361	5,192	5,194	(3,831)	(3,833)
      The Company maintains committed revolving lines of credit with maximum borrowing limits aggregating euro 6,325 million and uncommitted lines of credit and other short-term borrowing agreements with banks with maximum borrowing limits aggregating approximately euro 3,368 million as of December 31, 2005. These agreements provide for interest charges based on prevailing market conditions. As of December 31, 2005 and 2004, the average interest rate on short-term borrowings was 2.51% and 2.21%, respectively.
      As of December 31, 2005 and 2004, euro 970 million and euro 2,560 million, respectively, in borrowings from banks were outstanding. Short-term bank debt includes the use of revolving credit lines of euro 0 million and euro 400 million as of December 31, 2005 and 2004, respectively.
      In November 2005, we entered into a new five year revolving line of credit for euro 5,000 million, substituting the previous line for euro 3,000 million (of which euro 2 billion was available for five years and euro 1 billion expired in 2004). As of December 31, 2005 the new line, which is available on a revolving basis

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
until December 2010 with two extension options of one year each at the end of year five and year six, taking the maximum possible tenor of the facility to 7 years, had not been utilized.
      Payables represented by commercial paper relate to issues at year-end in the context of the euro 1,500 million program launched in 2001 by Enel Investment Holding and guaranteed by Enel SpA, the maximum amount of which was raised to euro 2,500 million in May 2004. In November 2005, the ceiling amount was raised to euro 4,000 million and the issuer of the commercial paper was changed from Enel Investment Holding to Enel Finance International, with Enel SpA retaining its responsibility as guarantor. At December 31, 2005, issues under the program totaled euro 275 million. The notional value of the commercial paper is euro 276 million, and is denominated in euro (euro 240 million) and pounds sterling (the equivalent of euro 36 million). The exchange rate risk is hedged through currency swaps derivative contracts.

(13.b) Trade payables — euro 6,610 million
      Trade payables amount to euro 6,610 million, with a decrease of euro 208 million compared with December 31, 2004. They include payables for the supply of electricity, fuel, materials and equipment for tenders and sundry services. The decrease mainly reflects the removal of Wind and Terna from the scope of consolidation. This was partly offset by the increase in payables for electricity purchases by the Sales, Infrastructure and Networks Divisions.

(13.c) Current financial liabilities — euro 294 million

	At Dec. 31,	At Dec. 31,
	2005	2004	2005-2004

	(millions of euro)
Deferred financial income	176	240	(64)
Trading and cash flow hedge derivatives	103	188	(85)
Other items	15	65	(50)

Total	294	493	(199)
      The following table shows the notional value and fair value of the derivative contracts:

	Notional Value		Fair Value

	At Dec. 31,	At Dec. 31,	At Dec. 31,	At Dec. 31,
	2005	2004	2005	2004	2005-2004

	(millions of euro)
Cash flow hedge derivatives:
— interest rates	191	415	10	11	(1)
— exchange rates	20	40	—	2	(2)
Total	211	455	10	13	(3)
Trading derivatives:
— interest rates	610	2,109	55	86	(31)
— exchange rates	1,147	1,368	15	67	(52)
— commodities	125	18	13	12	1
— other	—	—	10	10	—
Total	1,882	3,495	93	175	(82)

TOTAL	2,093	3,950	103	188	(85)
      Trading derivatives in interest and exchange rates primarily include transactions entered into for hedging purposes, but which do not qualify for hedge accounting under IFRS-EU. Trading derivatives in commodities, not held for speculative purposes, primarily relate to fuel and energy trading activities and, at December 31, 2005,

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
showed a net notional value of euro 125 million (euro 18 million at December 31, 2004) and a fair value of euro 13 million (euro 12 million at December 31, 2004).

(13.d) Other current liabilities — euro 4,218 million

	At Dec. 31,	At Dec. 31,
	2005	2004	2005-2004

	(millions of euro)
Advances	121	151	(30)
Tax payables	199	239	(40)
Payables due to the Electricity Equalization Fund	406	512	(106)
Social security contributions payable	144	176	(32)
Payables due to employees	353	306	47
Payables due to customers for security deposits and reimbursements	1,755	1,728	27
Other	1,240	1,496	(256)

Total	4,218	4,608	(390)
      Payables to the Electricity Equalization Fund amounted to euro 406 million, a decline of euro 106 million compared with December 31, 2004.
      Payables to customers for security deposits refer to amounts received from customers under the terms of contracts for the delivery of electricity which, upon the finalization of contracts, are booked as current liabilities because the company does not have an unconditional right to defer the repayment of the liabilities beyond twelve months.

(14)	NON-CURRENT LIABILITIES

(14.a) Long-term loans (including the current portions) — euro 11,902 million
      The aggregate includes long-term payables in respect of bonds, bank loans and other loans in euro and other currencies, including the portion falling due within twelve months.
      The long-term debt at December 31, 2005 includes euro 1,370 million in bonds guaranteed by the Italian government (euro 1,412 million at end of 2004) and bank loans guaranteed by the Italian government amounting to euro 91 million (euro 133 million at end-2004).

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table shows long-term debt and repayment schedules at December 31, 2005, grouped by loan and interest rate type.

			Notional			Current
		Balance at	Value at	Balance at		Portion	Maturing in

					Long Term
	Maturity	Dec. 31, 2005		Dec. 31, 2004	Portion	2006	2007	2008	2009	2010	Beyond

	(millions of euro)
Bonds:
— listed, fixed rate	2006-2033	5,621	5,663	7,200	5,396	225	—	997	—	100	4,299
— listed, floating rate	2006-2012	799	802	402	633	166	—	50	86	100	397
— unlisted, fixed rate	2006-2008	94	118	163	58	36	—	58	—	—	—
— unlisted, floating rate	2006-2032	1,933	1,933	1,851	1,912	21	22	21	330	79	1,460
— EU institutions, fixed rate	2006-2009	77	77	116	41	36	31	9	1	—	—
— EU institutions, floating rate	2006-2009	6	6	9	3	3	1	1	1	—	—
Total		8,530	8,599	9,741	8,043	487	54	1,136	418	279	6,156
Bank loans:
— fixed rate	2006-2015	80	80	89	71	9	6	6	6	6	47
— floating rate	2006-2023	777	791	8,056	587	190	55	111	55	61	305
— EU institutions, fixed rate	2006-2009	86	86	121	56	30	30	12	14	—	—
— EU institutions, floating rate	2006-2018	2,238	2,238	3,307	2,068	170	164	209	209	209	1,277
Total		3,181	3,195	11,573	2,782	399	255	338	284	276	1,629
Non-bank loans
— fixed rate	2006-2026	138	138	131	96	42	12	14	8	7	55
— floating rate	2006-2020	53	53	243	46	7	2	2	2	2	38
Total		191	191	374	142	49	14	16	10	9	93

TOTAL		11,902	11,985	21,688	10,967	935	323	1,490	712	564	7,878
      The balance of bonds is net of euro 527 million in bonds held in portfolio. Specifically, the Parent Company holds unlisted floating-rate bonds (“Special series reserved for employees 1994-2019”) amounting to euro 492 million, while Enel.Re holds bonds issued by Enel SpA totalling euro 35 million.
      Long term financial debt by currency and interest rate

			Notional	Notional Interest	Effective
	Balance at		Value at	Rate	Interest Rate

	Dec. 31, 2005	Dec. 31, 2004	Dec. 31, 2005	Dec. 31, 2005	Dec. 31, 2005

Euro	11,444	20,878	11,503	3.83%	3.84%
U.S. dollar	185	212	185	6.49%	6.57%
Pound sterling	62	63	62	5.86%	5.86%
Swiss franc	22	30	22	6.70%	6.70%
Japanese yen	109	116	133	1.41%	1.51%
Brazilian real	—	332	—	—	—
Other currencies	80	57	80	8.79%	8.79%
Total non-euro currencies	458	810	482

TOTAL	11,902	21,688	11,985

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Change in the notional value of long-term debt

	Notional Value		Changes in		Exchange	Notional Value
			Scope of	New	Rate
	At Dec. 31, 2004	Repayments	Consolidation	Financing	Differences	Dec. 31, 2005

Bonds	9,782	(880)	(1,390)	1,087	—	8,599
Bank loans	11,672	(2,756)	(6,525)	664	140	3,195
Non-bank loans	374	(22)	(191)	8	22	191

Total	21,828	(3,658)	(8,106)	1,759	162	11,985
      Compared with December 31, 2004, the notional value of long-term debt decreased by euro 9,843 million, of which a decrease of euro 3,658 million from repayments, an increase of euro 1,759 million from new financing, a decrease of euro 8,106 million from changes in the scope of consolidation and a decrease of euro 162 million from negative exchange rate differences (of which euro 125 million in respect of the debt in Brazilian reals of TSN and Novatrans, two Brazilian subsidiaries of Terna that as of December 2005 are no longer consolidated).
      The reduction in long-term debt is mainly attributable to the receipts from the sale of 62.75% of Wind to Weather and the sale of 43.85% of Terna SpA, and the consequent deconsolidation of the two companies’ debt.
      Among the important financial transactions in the year was the issue, on March 10, 2005, of two seven-year bonds of euro 400 million and euro 600 million to Italian retail investors. The terms are set out in the table below:

	7-Year Bond — Floating Rate Bond	7-Year Bond — Fixed Rate Bond

Amount	euro 400 million	euro 600 million
Repayment	Single amount on March 14, 2012	Single amount on March 14, 2012
Interest rate	Six-month Euribor + 0.10%	3.625% annually
Issue price	100.00	99.836
Early repayment	Not allowed	Not allowed
Listed on stock exchange of	Milan	Milan
      On November 15, 2005 a new Medium Term Notes Program was established, leaving the debt ceiling unchanged at euro 10 billion. The new structure of the foreign-registered holding companies prompted the Company to replace Enel Investment Holding with Enel Finance International as the second issuer for the Medium Term Notes Program.
      The main repayments in the year relate to Enel SpA’s decreased use of its 36-month revolving credit lines and other maturing loans for euro 1,330 million.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table compares the book value and the fair value of long-term debt, including the portion falling due within twelve months, for each category.

	At Dec. 31, 2005		At Dec. 31, 2004

	Book	Fair	Book	Fair
	Value	Value	Value	Value

	(millions of euro)
Bonds:	8,530	9,061	9,741	10,168
— fixed-rate portion	5,792	6,235	7,484	7,909
— floating-rate portion	2,738	2,826	2,257	2,259
Bank loans:	3,181	3,185	11,573	11,659
— fixed-rate bank loans	166	173	210	223
— floating-rate bank loans	3,015	3,012	11,363	11,436
Non-bank loans:	191	191	374	375
— fixed-rate loans	138	138	131	131
— floating-rate loans	53	53	243	244

Total	11,902	12,437	21,688	22,202
      The following tables show changes in the long-term loans in the financial year, distinguishing current from non-current portions.
      Long-term loans (excluding the current portion)

	At Dec. 31, 2005	At Dec. 31, 2004	2005-2004

	(millions of euro)
Bonds:	8,043	8,866	(823)
— fixed-rate bond	5,495	6,626	(1,131)
— floating-rate bond	2,548	2,240	308
Bank loans:	2,782	11,101	(8,319)
— fixed-rate bank loans	127	156	(29)
— floating-rate bank loans	2,655	10,945	(8,290)
Non-bank loans:	142	324	(182)
— fixed-rate bond	96	119	(23)
— floating-rate bond	46	205	(159)

Total	10,967	20,291	(9,324)

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Current portion of long-term loans

	At Dec. 31, 2005	At Dec. 31, 2004	2005-2004

	(millions of euro)
Bonds:	487	875	(388)
— fixed-rate bond	297	858	(561)
— floating-rate bond	190	17	173
Bank loans:	399	472	(73)
— fixed-rate bank loans	39	54	(15)
— floating-rate bank loans	360	418	(58)
Non-bank loans:	49	50	(1)
— fixed-rate bond	42	12	30
— floating-rate bond	7	38	(31)

Total	935	1,397	(462)
      At December 31, 2005, 50% of the net financial debt paid floating interest rates. Taking account of cash flow hedges considered effective, the Company’s exposure to interest rate risk at December 31, 2005 was 23%. Considering the existing derivative contracts an interest rate increase of ten basis points would generate an estimated annual increase in financial expense of approximately euro 2 million.

(14.b) Post-employment and other employee benefits — euro 2,662 million
      The Company offers its employees a variety of benefits, including termination benefits, additional months’ pay, and similar benefits, loyalty bonuses, a supplementary pension plan, a healthcare plan and electricity discounts which consist of the following:

Termination benefits
      Under Italian law, upon the termination of an employment relationship, the former employee has the right to receive termination benefits for each year of service equal to the employee’s gross annual salary, divided by 13.5. The entitlement is increased each year by an amount corresponding to 75% of the rise in the cost-of-living index plus 1.5 points.

Additional months’ pay and similar benefits
      In accordance with the national collective bargaining agreement for workers in the electricity industry, workers hired up to July 2001 and managers hired or appointed until 1999 who leave the company after reaching the maximum working age or after accruing sufficient seniority to be eligible for a pension are entitled to several additional months pay in addition to their termination benefits. The benefit is a fixed amount.

Loyalty bonus
      The loyalty bonus is awarded to employees hired under the national collective bargaining agreement for workers in the electricity industry who have reached specified seniority levels in the company (25 and 35 years of service). The bonus is calculated on the basis of the gross monthly wage at the date and it is equal to one third of the monthly wage for employees with seniority of 25 years and an entire month’s pay for employees with seniority of 35 years.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company supplementary pension plan
      The company supplementary pension plan is provided to a number of senior managers who retired before March 31, 1998. Under this plan, the former managers receive a supplementary pension in addition to that to which they are entitled by law. This liability only changes as a result of payment of benefits and changes in the actuarial parameters used.

Healthcare plan
      Under the national collective bargaining agreement for industrial managers, managers are entitled to supplementary healthcare protection in addition to that provided by the National Health Service, both while in service and after retirement. Reimbursements for supplementary health services for Enel Group managers are paid by Asem, a healthcare fund specifically set up for managers of companies operating in the Italian electricity industry.

Electricity discounts
      The national collective bargaining agreement for electricity workers stipulates that employees in service hired before July 1, 1996 and retired workers shall receive a discount on the cost of electricity supplied for domestic use up to a specified annual level of consumption.
      Under IAS 19, these obligations are considered “defined-benefit plans” and are calculated using the “projected unit credit method”, under which the liability is calculated in proportion to the service already provided with respect to the total service expected in the future.
      Enel’s pension plan and post-retirement plan assets, which solely relate to certain Spanish subsidiaries, are entirely covered by insurance contracts. Under the terms of the contract, the annual yield is guaranteed by the insurance company and investment decisions are the responsibility of the insurance company.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table shows the values as of December 31, 2005 and 2004:

	2005	2004

	(millions of euro)
Benefits due on termination of employment and other long-term benefits
Benefit obligations at January 1	1,696	1,887
Service cost	83 (1)	90
Interest cost	68 (1)	90
Benefit paid	(229)	(371)
Changes in scope of consolidation	(113)	—
Unrecognized actuarial (gains)/losses in year	(3)	—
Benefit obligations at December 31	1,502	1,696

Liabilities at December 31	1,505	1,696
Other post employment benefits
Benefit obligations at January 1	1,214	1,137
Service cost	8 (1)	74
Interest cost	49 (1)	54
Benefit paid	(53)	(51)
Changes in scope of consolidation	(61)	—
Unrecognized actuarial (gains)/losses in year	19	—
Benefit obligations at December 31	1,176	1,214

Liabilities at December 31	1,157	1,214

(1)	Includes Telecommunications and Transmission sectors until date of deconsolidation.
      The above liabilities are reported net of plan assets, whose fair value at period-end amounted to euro 304 million, including unrecognized actuarial losses of euro 9 million. The expected return on the plan assets is equal to 4.2% (5.0% in 2004).
      The cost of employee benefits in 2005 came to euro 257 million (euro 361 million in 2004), of which euro 117 million in respect of interest cost (euro 144 million in 2004) and euro 140 million (euro 217 million in 2004) recognized under personnel costs (euro 49 million of which refer to benefits paid in 2005).
      The main actuarial assumptions used to calculate the liabilities in respect of employee benefits are as follows:

	2005	2004

Discount rate	4.00%	4.25%
Rate of increase in personnel costs	3.00%	3.00%
Rate of increase in healthcare costs	3.00%	3.00%

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14.c) Provisions for risks and charges — euro 1,267 million

		Provision	Changes in	Utilization and
		Made During	Scope of	Other
	At Dec. 31, 2004	the Year(1)	Consolidation	Changes	At Dec. 31, 2005

	(millions of euro )
Provision for litigation, risks and other charges:
— litigation	382	56	(38)	(59)	341
— CO 2 emissions charges	—	228	—	—	228
— other	727	171	(134)	(187)	577
Total	1,109	455	(172)	(246)	1,146
Provision for early-retirement incentives	295	69	(8)	(235)	121

TOTAL	1,404	524	(180)	(481)	1,267

(1)	Includes euro 15 million in respect of Telecommunications and Transmission segments until their deconsolidation.

Litigation
      This provision covers contingent liabilities that could arise in respect of pending litigation and other disputes. It includes an estimate of the potential liability relating to disputes that arose during the financial year as well as revised estimates of the potential costs associated with disputes initiated in prior periods. The estimates are based on the opinions of internal and external legal counsel.

Other
      Other accruals refer to various risks and charges, mainly in connection with plant operation and transformation, regulatory disputes, penalties and other expenses related to engineering and construction, as well as disputes with local authorities regarding sundry duties and fees.

Provision for early retirement incentives
      The “Provision for early retirement incentives” includes the estimated charges relating to legal or constructive obligations for the voluntary termination of employment contracts in response to restructuring needs that employees have already signed or are likely to sign.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14.d) Deferred tax liabilities — euro 2,464 million
      The table reports changes in “Deferred tax liabilities” by type of temporary difference, determined on the basis of the current tax rates.

		Increase
		(Decrease)
		Taken to		Changes in
	At Dec. 31,	Income	Other	Scope of	At Dec. 31,
	2004	Statement(1)	Changes	Consolidation	2005

	(millions of euro)
Nature of the temporary differences:
Differences on non-current and financial assets	2,100	282	20	(502)	1,900
Income subject to deferred taxation	98	(41)	—	—	57
Allocation of goodwill to assets	61	(3)	39	—	97
Measurement of financial instruments	12	(19)	105	(2)	96
Other items	241	64	—	9	314

Total	2,512	283	164	(495)	2,464

(1)	Includes a postive effect of euro 38 million in respect of Telecommunications and Transmission segments until date of deconsolidation.
      The heading includes the deferred tax liabilities recognized from consolidated companies on differences between depreciation charged for tax purposes, including accelerated depreciation, and depreciation based on the estimated useful lives of assets, as well as income subject to deferred taxation. The decrease related to the change in the scope of consolidation refers exclusively to the sale of Terna. “Other changes” relate to the deferred tax effect of the fair value measurement of financial instruments used for hedging.

(14.e) Non-current financial liabilities — euro 262 million
      These consist of the fair value measurement of cash flow hedge derivatives. The following table shows the related notional amount and fair value:

	Notional Amount		Fair Value

	At Dec. 31,	At Dec. 31,	At Dec. 31,	At Dec. 31,
	2005	2004	2005	2004	2005-2004

	(millions of euro)
Cash flow hedge derivatives:
— interest rates	3,749	6,268	262	370	(108)
      Derivatives at December 31, 2005 were mostly composed of interest rate hedges on a number of long-term floating-rate loans.
      The decrease in the year in both the notional amount and fair value of the derivatives was essentially the direct consequence of the deconsolidation of Wind and Terna debt.

(14.f) Other non-current liabilities — euro 18 million

	At Dec. 31, 2005	At Dec. 31, 2004	2005-2004

	(millions of euro)
Payables due to Ferrovie dello Stato	—	202	(202)
Other items	18	16	2

Total	18	218	(200)

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The decrease in payables to Ferrovie dello Stato (Italian State Railways) compared to the amount at December 31, 2004 is attributable to the deconsolidation of Wind.

(15)	EQUITY ATTRIBUTABLE TO THE SHAREHOLDERS OF THE PARENT COMPANY

Equity attributable to the shareholders of the Parent Company — euro 19,057 million
      In 2005, 53,549,782 options that had been distributed under the stock option plans for 2001, 2002, 2003 and 2004 were exercised. The exercise of these options generated an increase in equity of euro 339 million, mainly due to an increase in share capital of euro 53 million and in the share premium reserve of euro 286 million.

Share capital — euro 6,157 million
      Share capital is represented by 6,157,071,646 ordinary shares with a par value of euro 1.00 each. Based on the shareholders register and other available information, at December 31, 2005 no shareholders held more than 2% of the total share capital, apart from the Ministry for the Economy and Finance, which holds 21.4%, and its subsidiary Cassa Depositi e Prestiti SpA, which holds 10.2%.

Other reserves — euro 4,219 million

Share premium reserve — euro 511 million
      The change in the course of the year was attributable to the exercise of stock options. In addition, as regards the exercised options, the share premium reserve increased by a further euro 17 million as a result of the reclassification of the specific stock option reserve due to exercised options.

Legal reserve — euro 1,453 million
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

Reserve pursuant to Law — euro 2,215 million
      This regards the remaining portion of the value adjustments carried out when Enel was transformed from a public entity to limited liabilities company. Pursuant to Article 47 of the Uniform Tax Code (Testo Unico Imposte sul Reddito), this amount does not constitute taxable income when distributed.

Foreign currency translation reserve — euro 40 million
      The increase in this aggregate in 2005 was attributable to the appreciation of the Company’s functional currency against the functional currencies other than the euro used by subsidiaries.

Retained earnings carried forward — euro 5,953 million
      As provided by Italian law, dividends may only be paid out of the statutory retained earnings, plus its distributable reserves and statutory net income for the current year, net of the amount to be allocated to the legal reserve in the subsequent year.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Reserve for measurement of financial instruments — euro 2 million
      This item includes euro 132 million in unrealized gains arising in respect of the fair value measurement of financial assets, as well as euro 130 million losses not yet realized at the end of the year in respect of the measurement of cash flow hedges and recognized directly in equity.

(16)	RELATED PARTIES
      As the entity responsible for electricity generation, distribution and transport in Italy, we provide services to a number of other state-owned entities. The rates charged to these entities are comparable to those charged to other commercial organizations.
      Under the current regulatory framework, we enter into certain transactions with Terna, the Gestore della Rete, the Single Buyer and the Market Operator (each of which is wholly owned, directly or indirectly, by the MEF, the Company’s controlling shareholder). Fees paid to Terna and certain of the prices and fees paid to the Market Operator are determined by the Energy Authority. Transactions entered into with the Market Operator on the Italian power exchange and with the Single Buyer are conducted at market prices.
      Our Sales, Infrastructure and Networks Division (now Market Division and Infrastructure and Networks Division) purchased electricity from the Single Buyer and the Gestore della Rete. Our Generation and Energy Management Division purchased and sold electricity from and to the Market Operator on the Italian power exchange and sold electricity to the Single Buyer.
      Since the deconsolidation of Terna as of September 15, 2005, we no longer earn revenues from a fee per kWh of electricity transported that distributors and suppliers pay to Terna through the Gestore della Rete. Instead, we pay fees to Terna for the transport of electricity, which are determined by the Energy Authority. Both our Sales, Infrastructure and Networks Division and Generation and Energy Management Division paid fees to Terna for the use of the national electricity transmission grid.
      We purchase fuel for our generation plants and our gas distribution and sales activities from Eni, an Italian oil and gas company controlled by the MEF.
      The table summarizes the relationships with the State-owned companies:

	Balance Sheet at		Income Statement
	Dec. 31, 2005		2005

	Receivables	Payables	Costs	Revenues

	(millions of euro)
Continuing operations:
— Single Buyer	653	2,199	10,150	1,160
— ISO	200	231	1,294	1,745
— Market Operator	1,230	210	1,159	6,308
— Italian Post Office	1	20	98	14
— ENI	2	589	1,848	123
— Terna(1)	378	334	292	316
Discontinued operations:
— ISO	—	—	—	710
— Italian Post Office	—	—	1	1

Total	2,464	3,583	14,842	10,377

(1)	Costs and revenues refer to the period from the date of deconsolidation to December 31, 2005.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      With reference to associated companies, Enel incurs costs in respect of telecommunications services (Wind Telecomunicazioni), rent and lease payments (IFB, Leasys) and research activities (Cesi).
      All transactions with related parties are concluded on arm length basis.
      In compliance with the Company’s rules of corporate governance, transactions with related parties are carried out in accordance with procedural, substantial and fair criteria.
      In order to ensure fairness in transactions with related parties, and to account for the special nature, value or other characteristics of a given transaction the Board of Directors may ask independent experts to value the assets involved in the transaction and provide financial, legal or technical advice.
      The following table shows transactions in existence at December 31, 2005 with affiliated companies and carried out during the year.

	Balance Sheet at		Income Statement
	Dec. 31, 2005		2005

	Receivables	Payables	Costs	Revenues

	(millions of euro)
Continuing operations:
— Wind Telecomunicazioni SpA(1)	291	193	134	26
— Cesi SpA	4	24	23	4
— Immobiliare Foro Bonaparte SpA(2)	—	—	20	—
— Leasys SpA(2)	—	—	152	2
Discontinued operations:
— Wind Telecomunicazioni SpA(1)	—	—	4	—
— Cesi SpA	—	—	1	—
— Immobiliare Foro Bonaparte SpA(2)	—	—	1	—
— Leasys SpA(2)	—	—	10	—
— Idrolatina Srl(2)	—	—	2	—

Total	295	217	347	32

(1)	Costs and revenues refer to the period from the date of deconsolidation to December 31, 2005.

(2)	Costs and revenues refer to the period from January 1, 2005 until date of disposal.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(17)	CONTRACTUAL COMMITMENTS AND GUARANTEES
      The commitments entered into by Enel and the guarantees given to third parties are shown below:

	At Dec. 31, 2005	At Dec. 31, 2004	2005-2004

	(millions of euro)
Guarantees given
Guarantees	1,244	825	419
Total	1,244	825	419
Other commitments
Commitments for:
— electricity purchases	4,013	3,642	371
— fuel purchases	51,647	28,542	23,105
— various supplies	4,111	2,101	2,010
— tenders	204	2,032	(1,828)
— other	3	52	(49)
Total	59,978	36,369	23,609

TOTAL	61,222	37,194	24,028
      Guarantees granted to third parties at December 31, 2005 amounted to euro 1,244 million and include euro 744 million in commitments corresponding to the lease payments related to the office buildings leased back after the disposal of NewReal on July 1, 2004. In particular, the rental periods depends on the asset portfolio (six to twenty years) as well as the related flexibility mechanism which foresees the allowed releases in a prefixed quota per year.
      The estimated cash flows for Enel, after the deconsolidation of Terna and Wind and including the forecasted inflation effect, related to those obligations for the period 2006-2010 are as follows:

•	2006: euro 74 million;

•	2007: euro 74 million;

•	2008: euro 74 million;

•	2009: euro 73 million;

•	2010: euro 68 million.
      Commitments for electricity mainly regard imports from France, Switzerland and Germany, which at December 31, 2005 amounted to euro 4,013 million, of which euro 3,686 million refers to the period 2006-2010 and euro 327 million to the period 2011-2015.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Commitments for the purchase of fuels are determined with reference to the parameters and exchange rates applicable at the end of the financial year (given that fuel prices vary and are mainly set in foreign currencies). The total at year-end was euro 51,647 million, and consisted of the following:

	Natural Gas	Fuel Oil	Coal	Logistic Services	Total

	(millions of euro)
Period:
— 2006-2010	18,209	117	504	236	19,066
— 2011-2015	17,301	—	206	60	17,567
— 2016-2020	13,227	—	207	46	13,480
— 2021 and beyond	1,410	—	124	—	1,534

Total	50,147	117	1,041	342	51,647

(18)	CONTINGENT LIABILITIES AND ASSETS
Litigation on rates
      Enel is the target of a series of suits filed by a number of customers that consume large amounts of electricity and who have challenged, in full or in part, the legitimacy of the measures with which first the Interministerial Price Committee (CIP) and then the Authority for Electricity and Gas determined changes in electricity rates in the past. To date, the courts have generally rejected the complaints lodged and an examination of the rulings would indicate that the chance of unfavorable judgements is remote.
Environmental litigation
      Litigation regarding environmental issues primarily concerns the installation and operation of power lines and equipment of Enel Distribuzione, which succeeded Enel in the related relationships.
      Enel Distribuzione has been involved in a number of civil and administrative suits relating to requests for the transfer or modification of power lines on the basis of their alleged potential to cause harm, despite the fact that they have been installed in compliance with current regulations.
      In a number of proceedings claims for damages for harm caused by electromagnetic fields have been lodged. Recourse to legal action requesting the immediate suspension or modification of plant operations by residents who live near power lines is frequent. Nevertheless, the outcome of litigation on these issues continues to be favorable to Enel, with only sporadic precautionary rulings against the Company. All of these have been appealed, so that at the present date there are no final rulings against Group companies, and no damages for physical harm have ever been granted.
      There have also been a number of proceedings concerning electromagnetic fields generated by medium- and low-voltage transformer substations within buildings, in which the equipment has always been in compliance with induction limits set by current regulations.
      Litigation concerning the effect of electromagnetic fields moved in Enel’s favor following the entry into force of the framework law on electromagnetic emissions (Law 36 of February 22, 2001) and the related implementing regulations (Prime Minister’s Orders no. 11719 of July 8, 2003 and no. 11723 of July 8, 2003). The new law seeks to harmonize regulation of the field at the national level, setting rules that apply to the entire country and defining exposure limits, alert thresholds and quality objectives, which were specified in the implementing orders of 2003. The new regulations apply to low frequency infrastructure such as transmission and distribution lines and distribution substations, as well as high frequency infrastructure used for telephone services, including mobile telephone services. The new regulations also introduce a ten-year program as from the entry into force of Law 36/2001 for the environmental upgrading of the entire national network to comply with new

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
exposure limits. They also envisage the possibility of recovering, in part or in full, costs incurred by the owners of power lines and substations through electricity rates, in accordance with criteria to be set by the Authority for Electricity and Gas, pursuant to Law 481/95, as they represent costs incurred in the public interest. At present, the Prime Minister has not issued the Order setting the criteria for the upgrading of power lines (Article 4(4) of Law 36/2001), nor have the criteria for measuring of the parameters and calculating tolerance limits been established, as provided for in the Order of July 8, 2003 (relating to power lines).
      A number of urban planning and environmental disputes regarding the construction and operation of certain power plants and transmission and distribution lines are pending. Based on an analysis of individual cases, the Company believes the possibility of adverse rulings is remote. For a limited number of cases, an unfavorable outcome cannot be ruled out completely, however. The consequences of unfavorable judgements could, in addition to the possible payment of damages, also include the costs related to work required to modify electrical equipment and the temporary unavailability of the plant. At present such charges cannot be reliably quantified and are therefore not included in the “Provision for litigation, risk and other charges”.
Out-of-court disputes and litigation connected with the blackout of September 28, 2003
      With regard to the blackout that occurred on September 28, 2003, Enel Distribuzione received numerous letters (most drafted on the basis of standardized forms prepared by consumer associations) containing requests for automatic/lump-sum indemnities under the Electricity Service Charter and resolutions of the Authority for Electricity and Gas (euro 25.82), in addition to further damages to be quantified by customers with a view to possible legal action.
      Enel Distribuzione challenged these requests with the following arguments: first, neither the Authority resolutions nor the Electricity Service Charter (whose reference legislation has been repealed) provide for automatic/lump-sum indemnities in the case of an interruption of supply, as specified by the Authority in a press release issued on October 2, 2003. Second, the causes of the electricity supply interruption of September 28, 2003 are due to exceptional events beyond the control of the company, for which it cannot therefore be held liable in any way.
      With regard to litigation, at December 31, 2005, some 53,000 proceedings were pending against Enel, mainly for small amounts (almost all before justices of the peace in Campania and Calabria). All involved requests for automatic/lump-sum indemnities on the basis of the Authority resolutions and the Service Charter and, in some cases, damages for alleged injury or loss (pain and suffering, spoiled food, interruption of economic activity, etc.). In view of the manner and intensity with which the blackout took place, Enel believes that it represents an accidental and unpredictable event for which the Company is therefore not liable. For the reasons already explained, Enel further believes that the blackout does not fall among those events for which indemnity is due pursuant to the supply contract or resolutions of the Authority. At December 31, 2005, about 7,000 rulings had been issued, with a majority finding in favor of the plaintiffs. Charges in respect of such indemnities could be recovered at least in part under existing insurance policies. In any case, Enel Distribuzione promptly appealed all adverse rulings to the competent courts. On February 6, 2006 the Court of S.Maria di Capua Vetere, Marcianise section, reversed the ruling of the Justice of Peace of Marcianise following Enel’s appeal. The court issued a broad opinion, conclusively rejecting the claims of the customer for lack of any proof of loss, considering the other grounds for appeal merged and therefore declining to issue a specific opinion on those aspects of the case. The decision was especially important in view of the fact that more than 7,000 proceedings are pending before the Justice of Peace of Marcianise.
      The inquiry with respect to distribution companies was initially scheduled to close on April 2006, but has been postponed until October 30, 2006.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      INPS circular no. 63 of May 6, 2005 concerning contribution obligations in respect of the Cassa Integrazione Guadagni (CIG), Cassa Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (unemployment benefit schemes)
      On May 6, 2005, the Italian National Social Security Institute (INPS) issued a circular regarding obligatory contributions to the Cassa Integrazione Guadagni (CIG), Cassa Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (all unemployment benefit programs). In regulating the matter, the circular specified that contributions to be paid in respect of the above programs are also applicable to State-controlled companies and national public entites involved in industrial activities that are not wholly public-owned. These include Enel and companies incorporated by Enel pursuant to Legislative Decree 79 of March 16, 1999, both for the period following the issue of the circular and retroactively as from the date on which they ceased to be entirely owned by public entities (in the case of Enel, as from the the date of the IPO, in November 1999).
      More specifically, under the provisions of the circular Enel SpA would be required only to make contributions to CIG and CIGS, while companies incorporated by Enel under Legislative Decree 79 would also be required to contribute to the DS and Mobilità programs.
      Enel believes that it is not liable for these contributions as it does not meet the conditions for applicability. In particular, as regards past periods, the Company contests the payment of contributions for programs whose benefits it was not able to use.
      The circular has been challenged for precautionary reasons before the first and second level administrative courts, requesting its suspension. The Regional Administrative Court rejected the appeal, stating that the matter fell under the exclusive jurisdiction of the ordinary courts. Enel therefore filed an appeal with the Labor Court, asking it to find that no contribution obligation existed for CIG, CIGS and Mobilità. A hearing was scheduled for October 12, 2006.
      For the same contribution schemes, with a message dated August 5, 2005, INPS notified Enel that the initial deadline of August 16, 2005 set for the payment of accrued contributions was extended to September 30, 2005. The deadline was subsequently extended to October 31, November 30 and, finally, December 31, 2005. All of the extensions were prompted by the need for further study of the issues involved in view of their complexity. Enel maintained constant contact with the social security authorities in order to provide them with all the information necessary to enable them to revise their decision. Owing to the complexity of the matter, INPS felt it advisable to request an opinion from the Council of State, and with a message dated December 27, 2005, it extended the deadline for settlement of the obligation until the opinion was issued.
      With regard to the contribution for the Disoccupazione Involontaria program (involuntary unemployment), in December 2005 the Ministry of Labor, acting on behalf of INPS, initiated an inspection to ascertain whether the conditions exempting Enel SpA and the companies incorporated by it under Legislative Decree 79/1999 from the contributions continued to hold. Enel reserves the right to take all appropriate legal action following the outcome of the inquiry.
      In an opinion issued on February 8, 2006, the second section of the Council of State ruled that the circular may not have retroactive effect and that there are no grounds for levying penalties. The Council of State therefore ordered that the circular be amended appropriately.
Inquiries by the Milan Public Prosecutor’s Office and the State Audit Court
      In February 2003, the Milan Public Prosecutor’s Office initiated a criminal investigation (proceeding no. 2460/03) of former top managers of Enelpower and other individuals for alleged offences to the detriment of Enelpower and payments made by contractors to receive certain contracts. Implementing the resolutions of the

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
boards of Enel, Enelpower and Enel Produzione, legal action was taken against the suppliers involved, which led to settlements with Siemens and Alstom.
      On the basis of the information that emerged during the criminal proceedings, the State Audit Court ordered the seizure of real estate, movable property and receivables of the former Chief Executive Officer and a former executive of Enelpower, in addition to the former Chairman of Enel Produzione, citing them for possible administrative liability in relation to losses caused to the tax authorities.
      On November 9, 2005, Enel, Enelpower and Enel Produzione deposited an instrument in support of the request of the Regional Public Prosecutor. On November 18, 2005, with an instrument also notified to Enelpower, the defense counsel of the former Enelpower CEO appealed to the Joint Sections of the Court of Cassation (the supreme court of appeal) asserting that the State Audit Court had no jurisdiction in the case as Enel SpA and Enelpower SpA were not public law bodies or public entities and that their managers could not be considered public officials or as being charged with a public service.
      On November 30, 2005 Enelpower and Enel Produzione notified the claimants against the former Enel Produzione CEO of a request, pursuant to Article 2901 et seq. of the Italian Civil Code, made to the court to declare invalid in their regard a number of asset disposals carried out by the former CEO of Enel Produzione.
      In a ruling of February 22, 2006, the State Audit Court, finding that the former directors and managers cited in the suit were liable, awarded Enelpower damages of approximately euro 14 million. In May 2006 Enel Power also summoned the former chief executive officer and the former senior executive of Enelpower requesting the revocation of certain transfers of property.
Extension of the municipal property tax
      On May 31, 2005, the Italian parliament passed a law to aid local governments that included, among other things, provisions regarding the determination of the deemed value of electricity generation facilities for purposes of assessing, among others, local property taxes. Under the new law, owners of electric utilities are required to include in the computation of the taxable value of their facilities not only land and buildings, but also the value of removable parts of the facilities, such as generation equipment.
      Should the new rules be applied to all the electricity generation facilities we own, and should we lose all the trials regarding the assessment of the tax base of our facilities for purposes of the local property tax (the imposta comunale sugli immobili, or ICI), we expect that our tax burden will increase by approximately €80 million per year.
      In addition, a recent interpretation of such new rules by the Italian Supreme Court in connection with one of our facilities, may lead local authorities to claim that these rules apply retroactively starting from the fiscal year 2003. We believe that these claims would be illegitimate and we would challenge them before the competent court. Should these claims be successfully brought, we estimate that our ICI liability would increase of approximately up to €40 million for each of the years from 2003.
      Ordinance of the Region of Lazio of February 10, 2006: Suspension of work on maritime infrastructure for the transformation of the Torrevaldaliga Nord power plant to coal
      With the measure of February 10, 2006 the President of the Region of Lazio ordered the immediate suspension of work on the construction of maritime infrastructure for the reconversion of the Torrevaldaliga Nord plant to coal and requested that an environmental impact assessment (EIA) be conducted because of an alleged threat to the environment. The suspension of the works was ordered on the basis of the assertion that such works cannot be authorized under the procedures (already completed) envisaged by Law 55/ 02 (designed to unblock construction of power plants) but are instead subject to a separate EIA pursuant to Directive 97/ 11/ EC, held to be immediately applicable under Italian law.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The suspension order by the Region of Lazio will quickly lead to the stoppage of all works associated with the conversion of the power plant to coal, with a consequent loss of jobs. The economic loss that would be caused by a protracted suspension, bearing in mind the spending commitments already undertaken with the contractors, would amount to more than euro 1 billion, out of total expenditure for the project of euro 1.5 billion.
      Enel feels that the Region’s action is illegitimate on a number of grounds and immediately appealed to the Lazio Regional Administrative Court asking for a preliminary injunction suspending its validity. With separate measures of March 28 and March 31, 2006, the Region also denied authorization for the planned dredging of the sea floor and confirmed the suspension of the works ordered on February 10. Enel also appealed these additional measures, asking for an injunction blocking their enforcement. In an order issued at a hearing on April 20, 2006, the Lazio Regional Administrative Court found that the Region had no authority in this field and granted the suspension of the part of the measures preventing the continuation of dredging operations, within the limits established by the environmental impact assessment issued previously.
      On May 29, 2006 the Administrative Tribunal of Lazio finally ruled in favor of Enel and authorized all sea-based activities.

(19)	STOCK OPTION PLANS
      In 2001, the Company granted a second tranche of options under the plan (Tranche 2001) for 34,274,050 options. This tranche’s options vest if certain target prices, or other criteria, are met. Since certain targets were not achieved, a portion of the options were forfeited.
      In 2002, following the authorization obtained at an Enel Shareholders’ meeting, the Parent launched a new “Stock Option Plan”, granting to certain of its executive 41,748,500 options. Among the beneficiaries of the 2002 stock-option plan, in their capacity as General Manager, were also those who held, at different times, the position of Enel’s Chief Executive Officer during that year.
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
      In May 2005 an extraordinary meeting of Enel’s shareholders initiated a new stock-option plan by resolving to grant the Board of Directors a new authorization to increase the share capital by a maximum of

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
euro 28,757,000 (less than 0.5% of capital at the time), with characteristics similar to those of the previous authorizations granted in December 1999, May 2001, May 2003, and May 2004 and to be used to serve the 2005 stock option plan, as already approved by the Board of Directors in March 2005.
      The 2005 plan — whose beneficiaries include Enel’s Chief Executive Officer in his capacity as General Manager — is founded on the same rationale as the 2002, 2003, and 2004 plans, following the provisions of the implementing Regulations of the last of these with regard to features described earlier.
      The 2005 plan involved the granting of a total of 28,757,000 options to 448 Group executives at a strike price of euro 7.273. The review carried out by the Board of Directors to verify the satisfaction of the exercise conditions ascertained that, during the year in which the options were granted, the Group EBITDA target was exceeded, but the performance of Enel’s shares was inferior to that of the benchmark specified in the Regulations. This caused all the options granted under the 2005 Plan to automatically lapse. In 2005, Enel’s Board of Directors awarded to all option holders, a cash bonus of euro 0.62 due upon exercise of stock options.
      The following table summarizes developments in 2005 in the stock-option plans described earlier, detailing the main assumptions used in calculating their fair value.

	2001 Plan		2002 Plan		2003 Plan		2004 Plan		2005 Plan

		Weighted		Weighted		Weighted		Weighted			Weighted
		Average		Average		Average		Average			Average
	Number of	Share	Number of	Share	Number of	Share	Number of	Share	Number of		Share
	Options	Price	Options	Price	Options	Price	Options	Price	Options		Price	Total

Options granted	19,193,468 (1)	5.464	41,748,500 (3)	5.464	47,624,005	5.464	38,527,550 (4)	6.428	—		—	147,093,522
Options exercised at
December 31, 2004	—	—	24,104,556	6.826	16,342,119	6.690	—	—	—		—	40,446,675
Options canceled/forfeited at December 31, 2004	2,503,326	6.777	4,824,000	6.632	3,237,700	6.453	1,231,000	6.664	—		—	11,796,026
Options outstanding at January 1, 2005	16,690,142	7.240	12,819,944	7.240	28,044,186	7.240	37,296,550	7.240	—		—	94,850,822
New options granted in 2005	—	—	—		—		—		28,757,000	(5)	7.425	28,757,000
Options exercised in 2005	16,301,333	7.432	10,697,094	7.494	14,158,373	7.449	12,392,982	7.114	—		—	53,549,782
Options canceled/forfeited in 2005	388,809	7.322	48,500	7.229	50,726	7.229	394,500	7.084	—		—	882,535
Options outstanding at December 31, 2005	—	6.632	2,074,350	6.632	13,835,087	6.632	24,509,068	6.632	28,757,000	(2)	6.632	69,175,505
— of which exercisable at December 31, 2005	—	6.632	2,074,350	6.632	2,203,002	6.632	4,718,900	6.632	28,757,000	(2)	6.632	37,753,252
Fair value at grant date (euro)	0.48		0.17		0.37		0.18		0.27
Volatility	27%		28%		28%		17%		15%
Vesting period	2.5 years		2 years		2 years		3.5 years		3.5 years
Option expiry	June 05		Dec. 07		Dec. 08		Dec. 09		Dec. 10
Average expected annual dividends	0.36		0.28		0.28		0.36		0.42
Risk-free interest rate	4.05%		2.82%		2.82%		2.72%		3.30%
Vesting period (regards last tranche for each plan)	2001-2004		2002-2005		2003-2006		2004-2008		2005-2009

(1)	Portion actually exercisable (56%) of total options granted (34,274,050).

(2)	Declared lapsed by the Enel Board of Directors at the meeting on March 22, 2006.

(3)	2,503,500 granted to Enel’s Chief Executive Officer at euro 6.480.

(4)	2,500,000 granted to Enel’s Chief Executive Officer at euro 6.242.

(5)	600,000 granted to Enel’s Chief Executive Officer at euro 7.273.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      As established by the Board of Directors, executives were divided into different brackets, with the executives receiving a different number of options depending on the bracket to which they belong.
      The right to subscribe the shares is subordinated to the executives concerned remaining employed within the Company, with a number of exceptions (for example, termination of employment because of retirement or permanent invalidity, exit from the Group of the company at which the executive is employed, and succession) specifically governed by the Regulations.
      The options may be exercised subject to a number of specific suspensory conditions. These include exceeding Group EBITDA forecasts and the performance of Enel shares with respect to the benchmark index indicated in the Regulations.

(20)	TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS-EU)
      The Company has adopted International Financial Reporting Standards (IFRS-EU) endorsed by the European Commission starting from 2005, with the transition date to IFRS-EU at January 1, 2004. The Company’s last consolidated financial statements prepared under Italian GAAP were those for the year ended December 31, 2004.
      As required by IFRS 1, this note includes the reconciliation schedules of the figures presented previously under Italian GAAP and those that have been restated under IFRS-EU, together with the related notes on the adjustments.
      The reconciliating schedules have been prepared using the same accounting policies adopted in preparing the consolidated financial statements at December 31, 2005, which are discussed in note 2.
      Enel has approved and published on June 14, 2005 the document “Transition to International Financial Reporting Standards (IFRS-EU)”. Some of the information presented in such document has been reclassified and supplemented, with the information included in this note, without altering the effects of the transition on shareholders’ equity at December 31, 2004 and the income statement for 2004.
Adoption of IFRS 1
      In adopting International Financial Reporting Standards, the Company has applied IFRS 1 — First-time adoption and has availed itself of certain exemptions.
      The exemptions allowed by IFRS 1 and applicable to the Company, as used to prepare the opening balance sheet, are set out below:

•	business combinations: the Company has not applied IFRS 3 retrospectively to business combinations that took place before the transition date;

•	measurement of property, plant and equipment and of intangible assets at fair value or deemed cost: the Company has applied the revalued amount method to certain asset categories;

•	employee benefits: the Company has decided to recognize all cumulative actuarial gains and losses existing at January 1, 2004, while it has opted for the corridor approach for all subsequent actuarial gains and losses;

•	translation reserve for balance sheets of consolidated entities from countries outside the euro area: as permitted by IFRS 1, the Company has not availed itself of the exemption and has maintained the net cumulative exchange rate differences arising from prior translations of financial statements of foreign entities as determined prior to the transition date;

•	share-based payment: the Company has not applied the exemption allowed by IFRS 1 for share-based payments and has applied IFRS 2 to all the plans existing at January 1, 2004;

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	classification and measurement of financial instruments: the Company has not postponed the transition date for IAS 32 and IAS 39 to January 1, 2005, and has taken the related effects into account in the opening balance sheet at January 1, 2004;

•	designation of financial instruments at fair value through profit and loss or as available for sale: the Company has decided to adopt this method at the transition date (January 1, 2004) rather than at the initial recognition date for IAS 39.
      IFRS-EU consolidated balance sheet as at January 1, 2004 and December 31, 2004 and IFRS-EU consolidated income statement for the period ended December 31, 2004 are set out below. They show:

•	figures calculated under Italian GAAP reclassified for IFRS-EU purposes;

•	adjustments for alignment with IFRS-EU.
Balance sheet at January 1, 2004

	Italian GAAP
	Reclassified	IAS/IFRS-EU
	for IAS	Adjustments	IAS/IFRS-EU	Notes

	(millions of euro)
ASSETS
Non-current assets
Property, plant and equipment	37,265	385	37,650	20.1
Intangible assets	13,422	(1,578)	11,844	20.2-20.3
Deferred tax assets	2,038	479	2,517	20.4
Investments accounted for using the equity method	255	—	255
Non-current financial assets	1,630	(5)	1,625	20.5
Other non-current assets	172	—	172
Total non-current assets	54,782	(719)	54,063
Current assets
Inventories	1,321	12	1,333
Trade receivables	7,321	(52)	7,269	20.6-20.7
Current financial assets	627	—	627
Cash and cash equivalents	424	—	424
Other current assets	1,986	(55)	1,931	20.8
Total current assets	11,679	(95)	11,584

TOTAL ASSETS	66,461	(814)	65,647

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Balance sheet at January 1, 2004

	Italian GAAP
	Reclassified	IAS/IFRS-EU
	for IAS	Adjustments	IAS/IFRS-EU	Notes

	(millions of euro)
LIABILITIES
Shareholders’ equity
Share capital	6,063	—	6,063
Other reserves	3,669	(1,685)	1,984
Retained earnings	11,393	—	11,393
Group shareholders’ equity	21,125	(1,685)	19,440
Minority interests	190	(9)	181
TOTAL SHAREHOLDERS’ EQUITY	21,315	(1,694)	19,621
Non-current liabilities
Long-term loans	18,597	(35)	18,562	20.9
Termination indemnities and other employee benefits	1,767	1,257	3,024	20.10
Provisions for risks and charges	1,417	(190)	1,227	20.11
Deferred tax liabilities	2,515	(461)	2,054	20.12
Other non-current liabilities	329	—	329
Total non-current liabilities	24,625	571	25,196
Current liabilities
Short-term loans	4,145	—	4,145
Current portion of long-term loans	3,986	—	3,986
Trade payables	6,061	(37)	6,024	20.13
Income tax payable	714	—	714
Current financial liabilities	373	391	764	20.14
Other current liabilities	5,242	(45)	5,197	20.15
Total current liabilities	20,521	309	20,830
TOTAL LIABILITIES	45,146	880	46,026

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,461	(814)	65,647

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Balance sheet at December 31, 2004

	Italian GAAP
	Reclassified	IAS/IFRS-EU
	for IAS	Adjustments	IAS/IFRS-EU	Notes

	(millions of euro)
ASSETS
Non-current assets
Property, plant and equipment	36,546	156	36,702	20.1
Intangible assets	11,430	(1,359)	10,071	20.2-20.3
Deferred tax assets	2,339	614	2,953	20.4
Investments accounted for using the equity method	190	—	190
Non-current financial assets	1,731	45	1,776	20.5
Other non-current assets	154	—	154
Total non-current assets	52,390	(544)	51,846
Current assets
Inventories	1,345	—	1,345
Trade receivables	8,090	(63)	8,027	20.6-20.7
Current financial assets	553	(44)	509
Cash and cash equivalents	331	—	331
Other current assets	3,367	(47)	3,320	20.8
Total current assets	13,686	(154)	13,532

TOTAL ASSETS	66,076	(698)	65,378

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Balance sheet at December 31, 2004

	Italian GAAP
	Reclassified	IAS/IFRS-EU
	for IAS	Adjustments	IAS/IFRS-EU	Notes

	(millions of euro)
LIABILITIES
Shareholders’ equity
Share capital	6,104	—	6,104
Other reserves	3,868	(1,816)	2,052
Retained earnings	9,183	(3)	9,180
Net income for the period	692	(75)	617
Group shareholders’ equity	19,847	(1,894)	17,953
Minority interests	1,131	(18)	1,113
TOTAL SHAREHOLDERS’ EQUITY	20,978	(1,912)	19,066	20.24
Non-current liabilities
Long-term loans	20,334	(43)	20,291	20.9
Termination indemnities and other employee benefits	1,574	1,336	2,910	20.10
Provisions for risks and charges	1,494	(90)	1,404	20.11
Deferred tax liabilities	2,906	(394)	2,512	20.12
Non-current financial liabilities	4	366	370	20.14
Other non-current liabilities	218	—	218
Total non-current liabilities	26,530	1,175	27,705
Current liabilities
Short-term loans	5,192	—	5,192
Current portion of long-term loans	1,397	—	1,397
Trade payables	6,706	(37)	6,669	20.13
Payables for contract work in progress	149	—	149
Income tax payable	99	—	99
Current financial liabilities	379	114	493	20.14
Other current liabilities	4,646	(38)	4,608	20.15
Total current liabilities	18,568	39	18,607
TOTAL LIABILITIES	45,098	1,214	46,312

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	66,076	(698)	65,378

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
Income statement at December 31, 2004

	Italian GAAP
	Reclassified	IAS/IFRS-EU
	for IAS	Adjustments	IAS/IFRS-EU	Notes

	(millions of euro)
Ordinary revenues	36,489	—	36,489
Non-recurring revenues	999	(135)	864
TOTAL REVENUES	37,488	(135)	37,353	20.16
Personnel	3,790	3	3,793	20.17
Fuel for thermal generation	3,598	—	3,598
Purchased power	10,465	—	10,465
Interconnection and roaming	1,346	—	1,346
Services, leases and rentals	4,003	19	4,022	20.18
Fuel for trading and gas for resale to end-uers	1,795	—	1,795
Materials	1,255	—	1,255
Other	1,148	(4)	1,144
Capitalized costs	(1,032)	—	(1,032)
Amortization, depreciation and impairment losses	5,536	(133)	5,403	20.19
Provisions	20	(20)	—	20.20
OPERATING INCOME	5,564	—	5,564
Net financial income (expense)	(1,149)	(170)	(1,319)	20.21
INCOME BEFORE EXTRAORDINARY ITEMS AND INCOME TAX	4,415	(170)	4,245
Extraordinary items	(66)	66	—	20.22
INCOME BEFORE TAXES	4,349	(104)	4,245
Income taxes	1,517	(19)	1,498	20.23
INCOME BEFORE MINORITY INTERESTS	2,832	(85)	2,747
Minority interests	(126)	10	(116)

NET INCOME	2,706	(75)	2,631
      Notes on the main IFRS-EU adjustments made to certain items in the balance sheet at January 1, 2004 and December 31, 2004
      Brief comments are given below on the key adjustments made to specific balance sheet line items at the beginning and end of 2004.
Balance sheet — Assets
      (20.1) Property, plant and equipment (+euro 385 million at January 1, 2004 and +euro 156 million at December 31, 2004); these adjustments mainly relate to:

•	elimination of the accumulated depreciation of land included in the plant book value, which under IFRS-EU has to be separated from the plant and can no longer be depreciated (+euro 70 million at January 1, 2004 and +euro 72 million at December 31, 2004 — see note 20.24.a Reconciliation of shareholders’ equity);

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	reversal of impairment losses on property, plant and equipment due to reflect prospectively the review of remaining useful lives of the relevant assets (+euro 153 million at January 1, 2004 and +euro 56 million at December 31, 2004 — see note 20.24 (a) in Reconciliation of shareholders’ equity). An asset retirement plan is treated as a change to the asset’s useful life under IFRS-EU which results in a prospective change to the amounts depreciated. Under Italian GAAP when an asset’s useful life is reassessed and determined to be shorter than originally estimated, an impairment loss is recorded. Consequently, the impairment losses recognized under Italian GAAP were eliminated and the new useful life has been used to depreciate the assets. This had a positive effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of approximately euro 153 million and euro 56 million, respectively;

•	capitalization of dismantling and restoration charges (+euro 27 million at January 1, 2004 and +euro 24 million at December 31, 2004, see note 20.24.(a) in Reconciliation of shareholders’ equity) and simultaneous accrual to a provision for charges for the estimated present value of future costs on the liabilities side of the balance sheet (see note 20.11);

•	reversal of a provision for plant demolition that did not comply with the recognition criteria of IFRS-EU (+euro 15 million at January 1, 2004 and +euro 35 million at December 31, 2004);

•	reversal, separation and recalculation of the depreciation for significant plant components as a consequence of component analysis approach (-euro 21 million at January 1, 2004 and -euro 32 million at December 31, 2004; see note 20.24.(a) in Reconciliation of shareholders’ equity);

•	deferral of connection fees for the gas sector over the same period of depreciation of related investments (-euro 38 million at January 1, 2004 and -euro 59 million at December 31, 2004);

•	recognition of the fair value of the real estate assets under IFRS-EU (+euro 179 million at January 1, 2004 and +euro 61 million at December 31, 2004).
      (20.2) Intangible assets (-euro 1,578 million at January 1, 2004 and -euro 1,453 million at December 31, 2004); these adjustments are summarized in the following table:

	Jan. 1, 2004	Dec. 31, 2004

	(millions of euro)
Start-up costs	(26)	(21)
Research, development and advertising	(31)	(1)
Deferred charges	(22)	(14)
Effect of discounting of “other similar rights”	(76)	(83)
Extraordinary contribution for the suppression of the Electricity Industry Employee Pension Fund	(1,423)	(1,334)
Goodwill	—	94

TOTAL INTANGIBLE ASSETS	(1,578)	(1,359)
      These adjustments mainly relate to the elimination of certain start-up, advertising costs, deferred charges and internal software development costs (see note 20.24.(b) in Reconciliation of shareholders’ equity) that do not meet the recognition requirements under IFRS-EU.
      The effect of discounting of “other similar rights” reflects the adjustment made to record the long-term rights of way and use of third-party assets for fixed periods of time at a discounted amount under IFRS-EU which were recognized at nominal value under Italian GAAP. A corresponding adjustment has been reflected on the related payables (see note 20.15).
      The extraordinary contribution due as a result of the suppression of the Electricity Industry Employee Pension Fund for the employees of Enel and private electricity entities (FPE) established with Law 488 of

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 23, 1999 (the 2000 Finance Act) was eliminated as it is no longer allowed under IFRS-EU (see note 20.24.(b) in Reconciliation of shareholders’ equity).
      (20.3) Goodwill (euro 0 million at January 1, 2004 and +euro 94 million at December 31, 2004); the adjustments relate to the reversal of amortization no longer allowed under IFRS-EU. Goodwill as of January 1, 2004 was subjected to an impairment test without any impact.
      (20.4) Deferred tax assets (+euro 479 million at January 1, 2004 and +euro 614 million at December 31, 2004); these are the balance sheet entries offsetting the tax impact of the reconciled items in the Reconciliation of shareholders’ equity in note 20.24.
      (20.5) Non-current financial assets (-euro 5 million at January 1, 2004 and +euro 45 million at December 31, 2004); these adjustments (at January 1, 2004) relate to the fair value measurement of the investment in Echelon, listed in the United States. At December 31, 2004 they primarily relate to the fair value measurement of hedging derivatives.
      (20.6) Trade receivables (-euro 15 million at January 1, 2004 and -euro 26 million at December 31, 2004); this adjustment reflects the recognition of prepayments related to the deferral of revenues and the related cost-of-activation fees (e.g., access to, or changes to, tariff plans, promotions, etc.) and fixed fees (e.g., SIM card activation, prepaid recharges, etc.) related to the period of time during which telecommunications services will be provided.
      (20.7) Receivables for contract work in progress (-euro 37 million at January 1, 2004 and -euro 37 million at December 31, 2004); this adjustment relates to the reclassification of trade payables related to work in progress.
      (20.8) Other current assets (-euro 55 million at January 1, 2004 and -euro 47 million at December 31, 2004); these adjustments mainly reflect the elimination of the prepaid substitute tax on the goodwill generated by the merger of Enel Distribuzione Gas and GE.AD. into Enel Rete Gas.
Balance sheet — Liabilities
      (20.9) Long-term loans (-euro 35 million at January 1, 2004 and -euro 43 million at December 31, 2004); these adjustments relate to:

•	the adjustment of foreign currency medium- to long-term payables using the period-end exchange rate, equal to -euro 33 million at January 1, 2004 and -euro 28 million at December 31, 2004, from the method used under Italian GAAP, where these payables were recognized using the hedge exchange rate;

•	adoption of the amortized cost method to measure medium- to long-term bank loans and bond issues equal to -euro 2 million at January 1, 2004 and -euro 15 million at December 31, 2004.
      (20.10) Post-employment and other employee benefits (+euro 1,257 million at January 1, 2004 and +euro 1,336 million at December 31, 2004); these adjustments are summarized in the following table:

	Jan. 1, 2004	Dec. 31, 2004

	(millions of euro)
Termination benefit	(60)	(80)
Electricity discounts	952	1,014
Other benefits	365	402

Total	1,257	1,336
      These adjustments mainly relate to the application of actuarial methods to estimate the benefit obligations assumed by the Company.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      (20.11) Provisions for risks and charges (-euro 190 million at January 1, 2004 and -euro 90 million at December 31, 2004); these adjustments are summarized in the following table:

	Jan. 1, 2004	Dec. 31, 2004

	(millions of euro)
Provision for dismantling and restoration charges	40	43
Provision for demolition of plant	(103)	(103)
Provision for company restructuring	(76)	(30)
Other provisions	(51)	—

Total	(190)	(90)
      These adjustments relate to the reversal of certain provisions that do not meet the criteria for recognition under IFRS-EU. Please refer to note 1 above for the provision with respect to dismantling and restoration charges.
      (20.12) Deferred tax liabilities (-euro 461 million at January 1, 2004 and -euro 394 million at December 31, 2004); these are the balance sheet entries offsetting the tax effects of the reconciled items recorded in note 20.24 Reconciliation of shareholders’ equity.
      (20.13) Trade payables (-euro 37 million at January 1, 2004 and -euro 37 million at December 31, 2004 — see note 20.7).
      (20.14) Current and non-current financial liabilities (+euro 391 million at January 1, 2004 and +euro 480 million at December 31, 2004); these adjustments reflect the fair value measurement of derivative financial instruments (see note 20.24.(d) in Reconciliation of shareholders’ equity).
      (20.15) Other current liabilities (-euro 45 million at January 1, 2004 and -euro 38 million at December 31, 2004); the adjustment relates to the application of the amortized cost of certain other current liabilities.
Adjustments to 2004 consolidated income statement items
      (20.16) Revenues (-euro 135 million); the adjustments on revenues, which offset one another, relate mainly to the deferral of revenues arising from connection fees for the gas and telecommunications sector (-euro 32 million) which under Italian GAAP were recognized directly in earnings and the recognition of a portion of the provision for electricity discount for an amount of euro 37 million representing the electricity discount granted to retired employees during the period. This amount represents an integration of revenues for electricity sales not recognized under Italian GAAP.
      The adjustments related to non-recurring revenues mainly refer to:

•	elimination of a euro 114 million capital gain recognized under Italian GAAP on the sale of the real estate business;

•	reversal of the release of euro 23 million of restructuring charges which did not meet the criteria for recognition under IFRS-EU.
      (20.17) Personnel (+euro 3 million); the adjustments relate to the different measurement (actuarial) of employee benefits (termination benefits, additional months’ pay, supplementary pension fund, electricity discounts, etc.) for -euro 15 million, offset by the reversal of other charges (+euro 18 million), not allowed under IFRS-EU.
      (20.18) Services, leases and rentals (+euro 19 million); the adjustment mainly relates costs incurred during the year as a consequence of the elimination of certain provisions for risks and charges at the transition date (January 1, 2004).

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      (20.19) Amortization, depreciation and impairment losses (-euro 133 million); these adjustments are summarized in the following table:

Dec. 31, 2004

(millions of euro)
Amortization of goodwill	(657)
Amortization of intangible assets	(51)
FPE contribution	(88)
Component analysis	11
Impairment of plants	97
Impairment of goodwill	555

Total	(133)
      These adjustments reflect:

•	a euro 796 million decrease due to the elimination of amortization of goodwill, which is no longer allowed under IFRS-EU, amortization of certain intangible assets which did not meet the criteria for recognition under IFRS-EU and the elimination of extraordinary contribution (FPE) charge recognized under Italian GAAP;

•	a euro 663 million increase due to the separation and recalculation of significant plant components (“component analysis”), greater depreciation charges following the reversal of impairment of plant parts and review of remaining useful life and impairment of goodwill related to the telecommunication companies.
      (20.20) Provisions (-euro 20 million); the adjustment relates to the reversal of the accrual to the provision for plant demolition no longer allowed under IFRS-EU.
      (20.21) Financial expense, net (+euro 170 million); the adjustments mainly relate to:

•	interest cost of employee benefit obligations (+euro 144 million);

•	the recognition of the fair value of ineffective portion of derivative financial instruments (+euro 29 million) designated as hedges.
      (20.22) Extraordinary items (-euro 66 million); the adjustments mainly refer to the elimination of expenses recognized as a result of differences arising from the elimination of fiscally-driven entries in the separate financial statements of certain Enel’s companies that are recognized in a specific equity line item under IFRS-EU.
      (20.23) Income tax (-euro 19 million); this amount reflects the tax effect of the adjustments made to income statement line items.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      (20.24) Reconciliation of shareholders’ equity
      The following schedule sets forth a reconciliation of shareholders’ equity at January 1, 2004, and December 31, 2004, and of net income for 2004 is set out below with comments on the adjustments made to the balances prepared under Italian GAAP.
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

				Income Before
		Total	Total	Minority Interests
		Shareholders’	Shareholders’	for Year Ending
		Equity at	Equity at	December 31,
	Notes	January 1, 2004	December 31, 2004	2004

ITALIAN GAAP		21,315	20,978	2,832
Adjustments:
— Property, plant and equipment And related depreciation	a	330	79	(246)
— Start-up, development and advertising costs And other intangible assets	b	(1,501)	(1,372)	138
— Goodwill	c	—	94	103
— Derivative financial instruments	d	(391)	(480)	(29)
— Other employee costs (e.g. termination benefits, stock option plans, Asem healthcare scheme, etc.)	e	(1,257)	(1,336)	(87)
— Provisions for risks and charges (restructuring, demolition, breakdowns, etc.)	f	241	168	(73)
— Other adjustments	g	(54)	(71)	95
Tax impact of the adjustments		938	1,006	14
Total adjustments net of tax effects		(1,694)	(1,912)	(85)

IFRS-EU		19,621	19,066	2,747
a)  Property, plant and equipment and related depreciation
      IFRS-EU require that each component of an item of property, plant and equipment be recognized and depreciated separately when its cost is significant compared to the total cost of the item.
      The identified significant components, previously recognized and depreciated as part of a single item under Italian GAAP, were separated and their depreciation recalculated.
      The effect of this adjustment on shareholders’ equity at January 1, 2004, and December 31, 2004, is negative by about euro 21 million and euro 32 million, respectively, equal to the greater depreciation charge.
      IFRS-EU require that land be recognized separately and not depreciated.
      Appurtenant land, which was previously depreciated together with the asset built on it, has been separated, with the elimination of the related depreciation. This had a positive effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of about euro 70 million and euro 72 million, respectively.
      The residual useful life of property, plant and equipment is reviewed annually and reflected prospectively. An asset retirement plan is treated as review of the plant useful life under IFRS-EU while determing an impairment loss under Italian GAAP.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Consequently, the impairment losses recognized under Italian GAAP were eliminated and the new useful life has been used to depreciate the assets. This had a positive effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of about euro 153 million and euro 56 million, respectively.
      IFRS-EU require that dismantling and restoration costs of production sites to be incurred upon conclusion of production be estimated and recognized at their present value under property, plant and equipment and depreciated. These costs are also provided for in the provisions for risks and charges, with an annual adjustment of the present value for the accreation costs. Under Italian GAAP, such costs are recognized when the obligation is probable and the amount is objectively quantified.
      The effect of this adjustment on shareholders’ equity at January 1, 2004, and December 31, 2004, is about -euro 13 million and -euro 19 million, respectively.
b)  Start-up, development and advertising costs and other intangible assets
      IFRS-EU do not allow the recognition of certain intangible assets such as start-up, incorporation and advertising costs. Consequently, such assets were eliminated.
      This adjustment decreased shareholders’ equity at January 1, 2004, and December 31, 2004, by about euro 77 million and euro 38 million, respectively.
      Capitalization of the extraordinary contribution for the suppression of the Electricity Industry Employee Pension Fund, as provided for by a specific law and fully paid at the transition date, is not allowed under IFRS-EU which provide for the recognition of such contributions as incurred.
      This adjustment had a negative effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of about euro 1,424 million and euro 1,334 million, respectively.
c)  Goodwill
      As required by IFRS 1, the net carrying value of goodwill in the financial statements prepared under Italian GAAP at the transition date is periodically tested for impairment and is not amortized. Goodwill arising from the acquisition of investments in entities outside the euro area is adjusted at period-end exchange rates for IFRS-EU purposes.
      The total effect on shareholders’ equity at December 31, 2004, is a positive euro 94 million.
d)  Transactions Involving Derivative Financial Instruments
      IFRS-EU establish specific rules regarding accounting for derivatives that differ from those provided for by Italian GAAP.
      With respect to derivatives hedging future cash flows of assets, liabilities or future transactions (cash flow hedges), the adjustments relate to the:

•	recognition of the fair value of the derivative asset or liability in the balance sheet at its fair value;

•	recognition of a cash flow hedge reserve in equity for the effective part of the hedge;

•	recognition of the ineffective part of the hedge in the income statement.
      With respect to derivatives hedging fair value changes in hedged assets or liabilities recognized in the balance sheet (fair value hedges on interest rates), the key effects relate to:

•	recognition of the derivative asset or liability in the balance sheet at its fair value;

•	set-off of the change in fair value of the hedged risk against the hedged item.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      These adjustments produced a negative effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of euro 391 million and euro 480 million, respectively.
e)  Employee benefits
      IFRS-EU identify different types of post-employment benefits, which are benefits due to employees upon termination of their service. Under defined benefit plans, the actuarial risk (that benefits will be less than expected) and investment risk (that assets invested will be insufficient to meet expected benefits) fall on the entity and not the employee. Therefore, the actuarial present value of the expected liability and related costs and income are recognized, including the financial expense and actuarial gains and losses.
      The most significant difference related to the recognition of the liability for the electricity discount granted to current and retired employees, with an impact equal to about euro 952 million and euro 1,014 million on shareholders’ equity at January 1, 2004, and December 31, 2004, respectively.
      The other adjustments had a negative effect on shareholders’ equity at January 1, 2004, and December 31, 2004, of approximately euro 305 million and euro 322 million, respectively.
      Under IFRS-EU, stock options granted to employees are measured at their fair value at the grant date. The cost of the options granted is recognized in the income statement over the vesting period against a specific reserve under shareholders’ equity.
      Italian GAAP do not require the recognition of stock option plans in the financial statements.
f)  Provisions for risks and charges
      IFRS-EU require that provisions for risks and charges be recognized only when an entity has a present (legal or constructive) obligation as a result of a past event and has no realistic alternative to settling that obligation. The adjustment relates to the reversal of provisions for breakdowns, plant demolition and restructuring, which do not meet these requirements, with an impact equal to about euro 241 million and euro 202 million on shareholders’ equity at January 1, 2004, and December 31, 2004, respectively.
      Moreover, under IFRS-EU, for liabilities for which provisions have been made that will become payable in future periods, the effects of discounting must be reflected.
      The adjustment at December 31, 2004, also includes euro 34 million relating to the costs for the Terna bonus shares, equal to the market value of the shares.
      The total effect on shareholders’ equity is a positive euro 241 million and euro 168 million at January 1, 2004, and December 31, 2004, respectively.
g)  Other adjustments
      These have a negative effect on shareholders’ equity at January 1, 2004 and December 31, 2004 of euro 54 million and euro 71 million, respectively. They mainly relate to the discounting of long-term receivables and payables and the reversal of deferred taxes.
      A reconciliation of the consolidated cash flow statement is not presented as the effects of applying IFRS-EU are not significant.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.	RECONCILIATION OF NET INCOME AND SHAREHOLDERS’ EQUITY FROM IFRS-EU AND U.S. GAAP
Differences Between IFRS-EU and United States Generally Accepted Accounting Principles
      As discussed in Note 2, the accompanying financial statements for the period ending December 31, 2005, were prepared in accordance with International Financial Reporting Standards as adopted by the European Union. There are no differences between IFRS-EU as adopted by the EU and IFRS published by the International Accounting Standards Board (“IASB”) relevant for the Company’s financial statements.
      The 2005 year is the first year that Enel’s financial statements have been prepared on an IFRS-EU basis. A reconciliation of opening equity balance and net income for the first financial year beginning on January 1, 2004 from Italian GAAP to IFRS-EU is included in Note 20 — “Transition to International Financial Reporting Standard (IFRS)”.
      In relation to this transition to IFRS-EU, in April 2005 the Securities and Exchange Commission (“SEC”) adopted amendments to Form 20-F to provide a one time accommodation relating to first financial statements prepared under IFRS-EU for foreign private issuers registered with the SEC. This accommodation permits Enel for its first year of reporting under IFRS-EU to report two years rather than three years of statements of income, changes in shareholders’ equity and cash flows prepared in accordance with IFRS-EU, with appropriate related disclosure and respective reconciliation of financial statement items to generally accepted accounting principles in the United States of America (“U.S. GAAP”).
      IFRS-EU differ in certain significant aspects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). The following table (“Reconciliation Table”) presents a summary of the adjustments to consolidated net income and to consolidated shareholders’ equity that would have been required if U.S. GAAP had been applied instead of IFRS-EU.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Net Income			Shareholders’ Equity

		For the Years Ended			For the Years Ended
		December 31,			December 31,

	Note	2005	2004	2005	2005	2004	2005

				(millions of			(millions of
		(millions of euro)		U.S. dollars)	(millions of euro)		U.S. dollars)
Financial statements:
Of the parent company		3,895	2,631	4,612	19,057	17,953	22,567
Of the minority interest	21.1	237	116	281	359	1,113	425

Total		4,132	2,747	4,893	19,416	19,066	22,992
Increases/ (Decreases) due to:
Minority Interest	21.1	(237)	(116)	(281)	(359)	(1,113)	(425)
Customers’ connection fees	21.2	(419)	(464)	(496)	(1,827)	(1,408)	(2,164)
Fixed Asset and Related Depreciation	21.3	183	1,057	217	645	462	764
Capitalized interest and related depreciation	21.4	(12)	(33)	(14)	1,236	1,248	1,464
Assets retirement obligations	21.10	1	(6)	1	10	9	12
Negative goodwill	21.8	(24)	—	(28)	(24)	—	(28)
Pension and employee termination accounting	21.6	47	(11)	56	146	73	173
Other post-retirement benefits accounting	21.6	(41)	49	(49)	5	46	6
Stock compensation cost	21.12	(9)	(85)	(11)	(76)	(67)	(90)
Early retirement program	21.5	(121)	197	(143)	76	197	90
Gain on Real Estate disposal	21.11	220	(667)	261	(447)	(667)	(529)
Intangible assets		28	5	33	(32)	(60)	(38)
Goodwill amortization and other intangibles	21.7	947	(86)	1,121	(775)	166	(918)
Goodwill impairment	21.7	(69)	(1,722)	(82)	97	(1,722)	115
Deferred taxes on equity reserves	21.9	—	—	—	(571)	(571)	(676)
Investment in equity securities	21.13	(4)	4	(5)	19	9	22
Other differences	21.14	24	10	28	61	37	72
Tax effect of reconciling items		62	146	73	29	(27)	34
Minorities on reconciling items	21.1	(10)	6	(12)	9	19	11

Amounts under U.S. GAAP corresponding to Parent Company		4,698	1,031	5,562	17,638	15,697	20,887
      The condensed Consolidated Balance Sheets as of December 31, 2005 and 2004 presented below have been restated to reflect the differences between IFRS-EU and U.S.GAAP.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
CONSOLIDATED BALANCE SHEETS

	As of December 31,

	2005	2004	2005

			(millions of
	(millions of euro)		U.S. dollars)
Assets
Current Assets	12,654	16,761	14,985
Fixed Assets, net	30,320	37,589	35,905
Other non-current assets	7,622	12,802	9,026

	50,596	67,152	59,916

Liabilities and Shareholders’ Equity
Current liabilities	13,446	21,107	15,923
Long-term debt	10,967	20,291	12,987
Other non-current liabilities	8,195	8,959	9,705

Total liabilities	32,608	50,357	38,615
Minority interest	350	1,098	414
Shareholders’ equity	17,638	15,697	20,887

	50,596	67,152	59,916

      The condensed Consolidated Statements of Income for the years ended December 31, 2005 and 2004 presented below have been restated to reflect the differences between IFRS-EU and U.S. GAAP.
CONSOLIDATED STATEMENTS OF INCOME

	2005	2004	2005

			(millions of
	(millions of euro)		U.S. dollars)
Operating revenues	39,635	36,022	46,936
Operating expenses	31,627	32,316	37,453

Operating income	8,008	3,706	9,483
Financial loss	(944)	(1,056)	(1,118)
Loss on equity method investments	(33)	(36)	(39)

Income before income taxes and minority interest	7,031	2,614	8,326
Income tax expense	2,086	1,485	2,470

Income before minority interest	4,945	1,129	5,856
Minority interest	(247)	(98)	(292)

Net income	4,698	1,031	5,564

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The following table show the statements of changes in shareholders’ equity for the years ended December 31, 2005, and 2004 restated to reflect the differences between IFRS-EU and U.S. GAAP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	2005	2004	2005

			(millions of
	(millions of euro)		U.S. dollars)
U.S. GAAP shareholders’ equity at the beginning of the year	15,697	18,651	18,588
Movements during the year:
Net income for the year	4,698	1,031	5,562
Interim dividend	(1,169)	(2,014)	(1,384)
Residual dividend	(2,214)	(2,195)	(2,622)
Accumulated other comprehensive income (loss)
— Minimum pension liabilities	17	43	22
— Financial instruments	241	(45)	285
— Other	29	(15)	34
Exercise of stock options	339	241	401

U.S. GAAP shareholders’ equity at the end of the year	17,638	15,697	20,887

      Tax effects on other comprehensive income are disclosed in Note 22(a).
DISCLOSURE OF COMPREHENSIVE INCOME, NET OF TAX

	2005	2004	2005

			(millions of
	(millions of euro)		U.S. dollars)
Net income in accordance with U.S. GAAP	4,698	1,031	5,562
Minimum pension liabilities	17	43	22
Investments in equity securities	141	5	167
Derivatives	100	(50)	118
Other changes	29	(15)	34

Total comprehensive income	4,985	1,014	5,903

21.1.  Minority Interest
      Under U.S. GAAP, shareholder’s equity and net income comprise the equity portion attributed to equity holders of the Parent Company only. However, under IFRS-EU equity and net income include the equity and net income corresponding to the shareholders of both the controlling shareholder and the minority interests. Therefore, an adjustment to reconcile to U.S. GAAP is recorded in order to exclude the Minority Interests portion of shareholder’s equity and net income.
21.2.  Customers’ Connection Fees
      Under IFRS-EU the connection fees collected from new non eligible customers for connection to the electricity network which does not require an upgrade of the distribution network assets, are considered as a standalone transaction as there is no further obligation for the Company and all other service are paid for separately. Therefore such fees are immediately recognized as revenues.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Under U.S. GAAP, these fees are deferred over the estimated life of the customer relationship (20 years).
21.3.  Fixed Assets and Related Depreciation
      The Company elected to use certain revaluations made to fixed assets at, or before, the date of transition to IFRS-EU as deemed costs at the date of the revaluation. Under U.S. GAAP, such revaluations are not permitted.
      The Reconciliation Table includes adjustments to eliminate the revaluations and related accumulated depreciation, to reflect the effect of the recomputation of depreciation charge on a historical U.S. GAAP cost basis and to recognize gains or losses on asset disposal in accordance with U.S. GAAP book value.
21.4.  Capitalized Interest and Related Depreciation
      Under U.S. GAAP, interest is capitalized as part of the cost of constructing an asset in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”. Under IAS 23, interest capitalization is permitted, but not required. Under IFRS-EU, the Company has elected not to capitalize interest. The Reconciliation Table includes an adjustment to reflect the capitalization of interest on assets, to the extent those assets qualify for interest capitalization in accordance with SFAS No. 34, and the related effect on the depreciation.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
21.4.1  Utility plant Disclosures
      The Company’s net utility plant, under U.S. GAAP consists of the following:

	2005	2004	2005

			(millions of
	(millions of euro)		U.S. dollars)
Utility plant, gross:
Generating Plant:
Hydroelectric	6,661	6,506	7,888
Thermal	17,304	17,205	20,492
Geothermal and renewable sources	2,317	2,127	2,744
Transmission Line	—	6,565	—
Distribution Electricity Network	33,710	32,551	39,919
Distribution Gas Network	2,733	2,767	3,237
Telecommunication networks	—	5,604	—
Land and Buildings	1,792	2,449	2,122
Other	1,478	2,179	1,751
Construction in progress	2,038	2,069	2,413

Total	68,033	80,022	80,566

Accumulated Depreciation:
Generating Plant:
Hydroelectric	2,595	2,484	3,073
Thermal	9,641	9,176	11,417
Geothermal and renewable sources	1,108	1,019	1,312
Transmission Line	—	2,600	—
Distribution Electricity Network	21,867	21,102	25,895
Distribution Gas Network	1,029	1,080	1,219
Telecommunication networks	—	2,548	—
Land and Buildings	607	947	719
Other	866	1,477	1,026

Total	37,713	42,433	44,661

Utility plant, net:
Generating Plant:
Hydroelectric	4,066	4,022	4,815
Thermal	7,663	8,029	9,075
Geothermal and renewable sources	1,209	1,108	1,432
Transmission Line	—	3,965	—
Distribution Electricity Network	11,843	11,449	14,024
Distribution Gas Network	1,704	1,687	2,018
Telecommunication networks	—	3,056	—
Land and Buildings	1,185	1,502	1,403
Other	612	702	725
Construction in progress	2,038	2,069	2,413

Total	30,320	37,589	35,905

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
21.5.  Early Retirement Program
      Under IFRS-EU an entity shall recognize termination benefits as a liability and an expense when the entity has a detailed formal plan, without realistic possibility of withdrawal, to terminate the employment of an employee or group of employees before the normal retirement date.
      Under U.S. GAAP in accordance with SFAS 88, voluntary early retirement benefits are recognized when the employees formally accept the offer and the amount can be reasonably estimated.
      The reconciliations include adjustments to eliminate the provision that did not meet U.S. GAAP criteria.

21.6.	Employee Benefit Obligations
      Pursuant to an exemption provided by IFRS 1, the Company has elected to record unrecognized net actuarial gains and losses as of January 1, 2004 to retained earnings. Under U.S. GAAP this exemption is not applicable and generates a difference relating to the amortization of actuarial gains and losses recognized in income.
      Additionally, SFAS 87 requires the recognition of an additional minimum liability if the unfunded accumulated benefit obligation exceeds the accrued pension liability. If an additional minimum pension liability is recognized, an equal amount is recognized as an intangible asset to the extent of unrecognized prior service cost. Any remaining excess is reported as other comprehensive income, under Shareholders’ equity. IFRS-EU does not require the recognition of an additional minimum liablility.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
21.6.1.  Pension and Other Post-retirement Benefits disclosures
      The following data presents additional information regarding pension and other post-retirement benefits under U.S. GAAP.

			Other
			Post-retirement
	Pensions Benefits		Benefits

	2005	2004	2005	2004

	(millions of euro)		(millions of euro)
Change in Projected Benefit Obligation:
Benefit Obligation at Jan 1	1,990	1,985	1,241	1,158
Service cost	78	101	6	12
Interest cost	78	104	48	56
Actuarial (gain) loss	(12)	17	39	69
Settlement	(48)	(209)	—	—
PBO of business acquired (disposed)	(113)	—	(61)	—
Benefits paid	(181)	(172)	(53)	(54)
Adjustment(1)	—	163	—	—
Plan amendment	—	1	—	—

Benefit Obligation at Dec 31	1,792	1,990	1,220	1,241

Change in Plan Asset:
Fair value of plan assets at beginning of year	297	129	22	18
Actuarial return on plan assets	14	12	1	1
Company contribution	156	388	—	3
Benefit paid	(111)	(178)	(1)	(1)
Settlement	(48)	(209)	—	—
Adjustments(1)	—	158	—	2
Gains/(Losses)	4	(3)	4	(1)

Fair value of plan assets at end of year	312	297	26	22

Reconciliation of Funded Status of the Plan:
Funded (unfunded) status	(1,480)	(1,693)	(1,194)	(1,219)
Unrecognized net (gain) loss	400	377	42	51
Unrecognized net transition obligation	(14)	(16)	—	—

Accrued benefit cost	(1,094)	(1,332)	(1,152)	(1,168)
Adjustment for minimum liability	(265)	(291)	—	—

Amount recognized in the consolidated balance sheet	(1,359)	(1,623)	(1,152)	(1,168)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	(1,794)	(1,990)	(1,208)	(1,241)
Accumulated benefit obligation	(1,676)	(1,854)	(1,134)	(1,189)
Fair value of plan assets	312	297	26	22

(1)	The adjustments reflect the pension plans of certain Spanish companies that in the previous Annual Report were erroneously not disclosed.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

			Other
			Post-retirement
	Pensions Benefits		Benefits

	2005	2004	2005	2004

	(millions of euro)		(millions of euro)
Prepaid benefit cost	—	—	—	—
Accrued benefit cost	(1,359)	(1,623)	(1,152)	(1,168)
Intangible assets	—	—	—	—
Accumulated other comprehensive income	265	291	—	—

Net amount recognized	(1,094)	(1,332)	(1,152)	(1,168)

			Other Post-
	Pensions		retirement
	Benefits		Benefits

	2005	2004	2005	2004

	(millions of		(millions of
	euro)		euro)
Components of Net Periodic Benefit Cost:
Service cost	78	101	6	12
Interest cost	78	104	48	56
Expected return on plan assets	(13)	(13)	(1)	(1)
Amortization and of actuarial (gain) loss	13	17	—	—

Net periodic benefit cost	156	209	53	67

Settlement cost and other adjustments	39	71	—	2

Total cost accrual	195	280	53	69

Additional Information

	Pensions
	Benefits

	2005	2004

	(millions of
	euro)
Increase (decrease) in minimum liability included in other comprehensive income	26	53

	2005	2004

Assumed health care cost trend rates at December 31
Health care cost trend rate assumed for next year	3.00%	3.00%
Rate to which the cost trend rate is assumed to decline (the ultimate trend rate)	3.00%	3.00%
Year that the rate reaches the ultimate trend rate	2006	2005

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease

	(millions of euro)
Effect on total cost	1	(1)
Effect on accumulated post-retirement benefit obligation	28	(22)
      The Company’s pension plan and post retirement plan asset, which solely relate to certain Spanish subsidiaries, are entirely covered by insurance contracts. Under the terms of the contract, the annual yield is guaranteed by the insurance company and investment decisions are the responsibility of the insurance company.

Estimated Future Benefit Payments
      The following benefit payments, including benefits attributable to estimated future employee service, are expected to be paid:

	Pension	Other Post-
	Benefits	retirement Benefits

	(millions of euro)
2006	103	56
2007	111	58
2008	129	60
2009	156	61
2010	187	63
Years 2011-2015	1,129	326

21.7.	Business Combination, Goodwill and Intangible Assets
      Pursuant to an exemption provided by IFRS 1, the Company elected not to restate business combinations completed prior to January 1, 2004.
      Under U.S. GAAP, the Company has adopted Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), which requires the purchase method of accounting to be used for all business combinations initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination.
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
      SFAS 142 requires that goodwill is tested for impairment using a prescribed two-step process. The first step screens for potential impairment by comparing the fair value of the reporting units to their carrying values. If the fair value of a reporting unit is less than its carrying value, the second step must be completed. Step two requires a computation of the implied fair value of the reporting unit’s goodwill in comparison to the carrying amount of goodwill. Any excess of the carrying amount of goodwill over its implied fair value must be recorded as an impairment charge. The Company completed the annual goodwill impairment tests required by SFAS 142 in the fourth quarters of 2004 and 2005 except for the Telecommunications reporting unit for which the impairment test was completed in June 2004, and June 2005. As of December 31, 2004 and December 31, 2005, the fair values

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
calculated exceeded their carrying values for all reporting units except in the Telecommunications segment as discussed below.
      The Company estimates fair value for its reporting units using a present value technique, incorporating estimated discounted future cash flow assumptions that marketplace participants would use in their estimates of fair value. The telecommunications reporting unit was evaluated on a stand alone basis, without considering the weighted average cost of capital benefits resulting from being part of Enel. The June 30, 2004 impairment test of the telecommunications reporting unit, evaluated using the same basis as previous years, did not result in an impairment charge. However, due to a change in circumstances that the Company believed would more likely than not reduce the fair value of the reporting unit below its carrying amount, the Company reperformed the impairment test as of December 31, 2004, which resulted in an additional goodwill impairment charge of euro 1,722 million as compared to the charge recorded under IAS 36.
      The reconciliation table adjustment in 2005 includes the increase in net income equal to euro 947 million related to the disposal of the Company’s 62.75% of capital share of Wind which was recorded at lower carrying amount under U.S. GAAP.

21.7.1	Camuzzi Purchase Price Allocation
      On May 23, 2002, consistent with its strategy to expand its operations in the natural gas distribution and sales activities, the Company purchased 98.81% of the share capital of Camuzzi Gazometri SpA, the second largest distributor of natural gas in Italy, for euro 1,045 million in cash.
      Under U.S. GAAP, the Company accounted for such acquisition as a purchase and recorded a customer relationship intangible of euro 566 million, which is being amortized over 15 years, and a license valued at euro 66 million which is being amortized over 9 years.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.7.2	EUFER Acquisition
      On June 16, 2003, Enel and Uniòn Fenosa signed an agreement for the acquisition by Enel of 80% of Uniòn Fenosa Energìas Especiales (EUFER), a company that groups the activities of the Spanish operator in the field of energy produced from renewable resources for euro 178 million, while Uniòn Fenosa holds a call option on 30% of the shares expiring at the end of 2007.
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

21.7.3	Wind Acquisition
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

21.7.4	Maritza Acquisition
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The acquisition was accounted for as a purchase. The resulting goodwill of euro 28 million is assigned to the Generation and Energy Management sector and it is not amortized.

21.7.5	Viesgo Acquisition
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

21.7.6	Goodwill disclosures
      The carrying values of goodwill under U.S. GAAP for the segments are as follows:

			Sales,
		Generation	Infrastructure
	Telecommu-	and Energy	and	International
	nications	Management	Networks	Operations	Other	Total

Balance as of January 1, 2004	6,213	—	—	1,064	—	7,277
Reclassification due to change in reorganized segment	—	1,064	—	(1,064)	—	—
Goodwill acquired during the year	—	7	8	—	7	22
Impairment	(3,393)	—	—	—	—	(3,393)

Balance as of December 31, 2004	2,820	1,071	8		7	3,906
Exchange differences		23				23
Disposals(1)	(2,820)					(2,820)

Balance as of December 31, 2005	—	1,094	8		7	1,109

(1)	Following the disposal of the 62.75% of stake in Wind, the remaining goodwill, equal to euro 1,050 million, has been classified in the related investment.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      No goodwill has been allocated to any other segment.

21.7.7	Intangible Assets disclosures

	Customer		Customer
	Relationships	Licences	Portfolio

Balance as of January 1, 2004, net	599	135	100
Additions in 2004	21
2004 amortization expense	(59)	(13)	(14)

Balance as of December 31, 2004, net	561	122	86
Additions in 2005	—	—	—
2005 amortization expense	(51)	(11)	(8)
Disposals in 2005	(60)	(72)	(78)

Balance as of December 31, 2005, net	450	39	—

      Accumulated amortization as of December 31, 2005 was euro 138 million for customer relationships and euro 26 million for licenses. Accumulated amortization as of December 31, 2004 was euro 129 million for customer relationships, euro 28 million for licenses, and euro 32 million for the customer portfolio. In addition, trademarks of euro 408 million, which are not subject to amortization, are recorded as of December 31, 2005 and 2004.

21.8.	Negative Goodwill
      Under IFRS-EU any excess cost of the acquisition over the acquirer’s interest in the fair value of the net identifiable assets acquired represents goodwill and should be recognized as an asset. Negative goodwill is recognized in earnings. When there is an apparent excess of the acquirer’s interest in the fair value of the net assets acquired over the cost of the acquisition, the acquirer is required to undertake a reassessment of the cost of the business combination and fair value of the acquired assets and assumed liabilities and contingent liabilities. If excess continues to exist following the reassessment, it is recognized immediately in profit.
      Under U.S. GAAP, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. If a negative goodwill exists it should be allocated as a pro rata reduction of the non-current assets, with some exemptions. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to assets, that remaining excess is recognized as gain in the period in which the business combination is completed, unless the combination involves contingent consideration which would be recognized as an additional element of cost of the acquired entity. In this case, a potentially lesser amount is recognized as gain in the period.
      In connection with the acquisition in 2005 of Romanian companies Electrica Banat and Electrica Dobrogea under IFRS-EU the Company recorded in earnings a negative goodwill of euro 24 million. Under U.S. GAAP this amount was allocated as reduction of tangible assets acquired. The reconciliation table includes an adjustment to the negative goodwill elimination and the recomputation of tangible asset depreciation based on new U.S. GAAP historical cost. No additional U.S. GAAP/ IFRS-EU differences have been identified in the Electrical Banat and Electrica Dobrogea’s purchase accounting.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

21.9.	Current and Deferred Taxes
      Under IFRS-EU, the Company is not required to recognize deferred tax on capital reserves, including assets revaluations, if the Company is able to control when and whether the reserves created from the revalued assets are distributed. Therefore, considering that the company has determined that such reserves will not be distributed in the foreseeable future, no provision had to be made.
      For U.S. GAAP purposes, as set forth in SFAS No. 109, “Accounting for Income Taxes”, these taxes are required to be recognized since certain criteria have been met.
      The reconciliation reflects the impact on deferred taxes related to the IFRS-EU — U.S. GAAP differences described above.

21.10.	Accounting for Asset Retirement Obligations
      Under IAS 37, the entity must recognize a liability as soon as the decommissioning obligation is created, which is normally when the facility is constructed and the damage to be restored is done. The amount recognized is discounted to its present value and added to the corresponding asset’s cost.
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
      Although under U.S. GAAP Asset Retirement Obligations recognition criteria are very similar to IFRS-EU, differences exist to account for changes in cost estimate or to determine the net present value of the obligations.

21.11.	Gain on sale of real estate business
      On July 14, 2004, Enel sold 887 office buildings for euro 1.4 billion, consisting of euro 1.325 billion in cash and euro 75 million in subordinated debt. Concurrent with the sale, Enel leased back certain properties for periods ranging from six to twenty years at an annual rental of euro 84 million. In accordance with IFRS-EU, Enel recognized in full, on the date of sale, the net gain representing the difference between the sale proceeds and the net book value of the office buildings including those that were simultaneously leased back.
      Under U.S. GAAP, considering the subordinated debt, the sale leaseback transaction has been accounted for as a financing transaction, with the gain deferred accordingly. The condensed consolidated Balance Sheet as of December 31, 2004 presented in accordance with U.S. GAAP reflects the related assets and liabilities with respect to these sale leaseback properties.
      In the 2005 year, Enel extinguished the subordinated debt with the counterparty and consequently the sale-leaseback transaction qualified for sales recognition and the leaseback is classified as an operating lease. The gain is deferred and recognized over the lease term.
      The reconciliation includes the adjustment to the financial statements for the gain deferred over the life of the operating lease.

21.12.	Stock option compensation cost
      Under U.S. GAAP, Enel accounts for stock-based compensation plans under the recognition and measurement provisions of APB 25, Accounting for Stock Issued to Employees. Accordingly, stock-based employee compensation cost is based on the intrinsic value (the excess of the market price of the underlying common stock

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
at the balance sheet date over the exercise price of the option), and is recognized over the vesting period. Under U.S. GAAP, a modification to include a fixed cash bonus that is contingent upon exercise of a fixed option award is accounted for as a combined variable award with the cash bonus reducing the stated exercise price of the option.
      The reconciliation includes an adjustment to record compensation cost related to stock option plans in accordance with U.S. GAAP.

21.12.1	Stock option compensation disclosures
      In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation”, the Company intends to continue to apply APB No. 25 for purposes of determining net income and to present the pro forma disclosures required by SFAS No. 123 as amended by SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure an amendment of FASB Statement No. 123”.
      The following table presents additional information regarding stock option plans.

	Number of	Average Grant
	Options	Price (euro)

Outstanding at January 1, 2001	5,513,200	8.6
Granted	34,274,050	7.3
Exercised	—	—
Forfeited	(15,080,582)	7.3

Outstanding at December 31, 2001	24,706,668	7.6

Outstanding at January 1, 2002	24,706,668	7.6
Granted	41,748,500	6.4
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2002	66,455,168	6.9

Outstanding at January 1, 2003	66,455,168	6.9
Granted	47,624,005	5.2
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2003	114,079,173	6.2

Outstanding at January 1, 2004	114,079,173	6.2
Granted	38,527,550	6.2
Exercised	(40,446,675)	6.0
Forfeited	(17,309,226)	6.8

Outstanding at December 31, 2004	94,850,822	6.2

Outstanding at January 1, 2005	94,850,822	6.2
Granted	28,757,000	7.3
Exercised	(53,549,782)	4.1
Forfeited	(29,639,535)	7.2

Outstanding at December 31, 2005	40,418,505	5.9

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The Company’s pro forma earnings for the years ended December 31, 2005 and 2004, had compensation costs, relating to the plan launched by the Parent and its subsidiary Wind, recorded in accordance with SFAS No. 123, as amended by SFAS No. 148, are presented below (millions of euro):

	2005	2004

Net income in accordance with U.S. GAAP, as reported	4,698	1,031
Stock-based employee compensation expense, as reported	165	139
Stock-based employee compensation expense under fair value	(179)	(122)
Pro forma net income	4,684	1,048
      The Company’s pro forma earnings per share for the years ended December 31, 2005 and 2004, had compensation costs, relating to the plan launched by the Parent, recorded in accordance with SFAS No. 123, as amended by SFAS No. 148, are presented below:

	2005		2004

	As Reported	Pro Forma	As Reported	Pro Forma

Basic and diluted earnings per share	0.77	0.76	0.17	0.17
      The effects of applying SFAS No. 123 in this pro forma disclosure should not be interpreted as being indicative of future effects.

21.13.	Investments in Equity Securities
      IFRS-EU requires investments in unlisted equity investments for which a fair value can be reasonably estimated to be recorded at fair value with changes in fair value recorded in reserves within shareholders’ equity.
      U.S. GAAP requires unlisted equity securities to be recognized at cost with any impairment loss recognized in earnings.

21.14.	Other differences
      The heading includes residual differences with a minor impact on the reconciliation.

21.15.	Classification Differences
Discontinued operations
      Following the disposal of investments in Wind and Terna, which took place on August 11, 2005 and September 15, 2005 respectively, these entities were deconsolidated as from those dates and the financial performance achieved up to the disposal date is reported under IFRS-EU as discontinued operations.
      For U.S. GAAP purposes, the Company still maintains significant continuing cash flows and continuing significant involvement in the operations of Terna and Wind respectively.
      The performance of both entities included within discontinued operations under IFRS-EU, has been therefore reclassified by the Company as continuing operations in the year presented herein for U.S. GAAP purposes.

21.16.	Recently U.S. Accounting Pronouncements
      Variable interest entities. In March 2005 the FASB issued a Staff Position No. FIN 46(R)-5 addressing whether reporting enterprise should consider if it holds also an implicit variable rate in a variable interest entity or potential variable interest entity. An implicit interest is an implied pecuniary interest in an entity that changes in the fair value of entity’s net assets exclusive of variable interest. The determination of whether and implicit

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
variable interest exists is a matter of judgment that depends on the relevant facts and circumstances. For entities to which Interpretation 46(R) has been applied, the guidance in this FSP shall be applied in the first reporting period beginning after March 3, 2005. For entities to which Interpretation 46(R) has not been applied, the guidance in this FSP shall be applied in accordance with the effective date and transition provisions of Interpretation 46(R). The adoption of this FSP is expected not to have a significant impact on the Company’s consolidated financial statements.
      In June 2005, the emerging issues task force has reached a consensus on EITF 04-5, determining whether a General Partner, or General Partners as a group, controls a Limited Partnership or similar entity when the limited partners have certain rights. General Partner is presumed to control limited partnership regardless of its ownership interest. Presumption of control by the general partner is overcome if (a) the limited partners have the substantive ability to liquidate partnership or (b) the limited partners have substantive participating rights. In July 2005 the FASB amended AICPA Statement of Position 78-9 with FSP No. SOP 78-9-1 to be consistent with the consensus in EITF 04-5. The consensus is effective for all new limited partnership subsequent to June 29, 2005 and for the first reporting period beginning after December 15, 2005 for all other limited partnerships. The Company does not believe that the adoption of EITF 04-5 will have a significant impact on the consolidated financial statements.
      Financial instruments with characteristics of both liabilities and equity. In June 2005 the FASB Staff issued the FASB Staff Position FAS 150-5 to address whether freestanding warrants or other similar instruments on shares that are redeemable would be subject to the requirement of FASB Statement No. 150, regardless of the timing of the redemption feature or the redemption price. The guidance on this FSP shall be applied to the first reporting period beginning after June 30, 2005. The adoption of this FSP is expected not to have a significant impact on the Company’s consolidated financial statements.
      Other than temporary impairment of investments. In March 2004, the EITF reached a consensus on EITF 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments,” EITF 03-1 addresses the meaning of other than temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and investments accounted for under the cost method or the equity method. A consensus was reached on how to evaluate when an impairment of securities or investments is other than temporary. A previous consensus in November 2003 addressed certain quantitative and qualitative disclosures about unrealized losses pertaining to debt and equity securities classified as available-for-sale or held-to-maturity. In September 2004, the FASB delayed the effective date for application of the recognition and measurement provisions of EITF 03-1 to investments in securities that are impaired until additional guidance is issued. On November 2005 the FASB issued FSP FAS 115-1/124-1. This FASB Staff Position nullifies certain requirements of Issue 03-1 and carries forward some other requirements from the same Issue. The guidance in this FSP shall be applied to reporting periods beginning after December 15, 2005. Certain disclosure requirements from EITF 03-1 are still in effect.
      Guidance in Determining Whether to Report Discontinued Operations. In November 2004, the EITF reached a consensus on EITF 03-13, “Applying the Conditions in Paragraph 42 of FASB No. 144 in Determining Whether to Report Discontinued Operations.” EITF 03-13 addresses how an ongoing entity should evaluate whether the operations and cash flows of a disposed component have been or will be eliminated from the ongoing operations of the entity, and the types of continuing involvement that constitute significant continuing involvement in the operations of the disposed component. If continuing cash flows are determined to be direct, then the cash flows have not been eliminated and the operations of the component should not be presented as discontinued operations. If continuing cash flows are determined to be indirect, then the cash flows are considered to be eliminated and the operations of the component should be presented as discontinued operations. In order to determine the significance of the continuing involvement, consideration must be given to the ability to influence the operating and or financial policies of the disposed component, as well as the retention of risk or the

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
ability to obtain benefits. The Company applied the provisions of EITF 03-13 to components of an enterprise that are either disposed of or classified a held for sale beginning January 1, 2005.
      Share-Based Payments. In December 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment, which is a revision of SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS No. 123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. Also, SFAS No. 123(R) provides significant additional guidance regarding the valuation of employee stock options. While SFAS No. 123(R) does not require the use of a specific option-pricing model, it does indicate that lattice models usually will provide a better estimate of fair value of an employee stock option. SFAS No. 123(R) must be adopted by the Company no later than January 1, 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. The Company does not believe that the adoption of SFAS No. 123(R) will have a significant impact on the consolidated financial statements.
      In December 2004, the FASB issued SFAS Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. The Company does not believe that the adoption of SFAS No. 153 will have a significant impact on the consolidated financial statements.
      Determining the Amortization period for leasehold improvements. In June 2005 the EITF reached a consensus on EITF 05-6, Determining the amortization period for leasehold improvements. The issue is how to determine the amortization period for leasehold improvements acquired subsequent to inception of lease, including leasehold improvement acquired in a business combination. For both cases the Task Force reached the consensus that the leasehold improvements acquired should be amortized over the shorter of the useful life of the assets and the hypothetical lease term. This consensus does not apply to preexisting improvements and it is effective for reporting periods beginning after June 29, 2005. The Company does not believe that the adoption of EITF 05-6 will have a significant impact on the consolidated financial statements.
      Accounting for Accumulated Other Comprehensive Income. In July 2005 the Board issued FASB Staff Position APB 18-1: Accounting by an investor for its proportionate share of Accumulated Other Comprehensive Income of an investee accounted for under the Equity Method in accordance with APB 18 upon a loss of significant influence. The Board believes that an investor’s proportionate share of an investee’s equity adjustments for OCI should be offset against the carrying value of the investment at the time significant influence is lost. The guidance on this FSP is effective as of the first reporting period beginning after July 12, 2005. The Company does not believe that the adoption of SFAS 154 will have a significant impact on the consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(22)	ADDITIONAL U.S. GAAP DISCLOSURES

(a)	Accounting for Income Taxes
      A detail of the provision for income taxes under U.S. GAAP for the years ended December 31, 2005 and 2004 is as follows:

	2005	2004	2005

			(millions of
	(millions of euro)		U.S. dollars)
Current	1,398	1,525	1,656
Deferred	688	(40)	815

Total	2,086	1,485	2,471

      All but an insignificant amount of income before tax and tax expenses is from Italian sources.
      The difference between the theoretical and effective tax rate for the years ended December 31, 2005 and 2004 is due to the following factors:

	2005	2004

Theoretical tax rate *	33.0%	33.0%
Change in tax rates	0.0%	0.0%
Permanent differences	(9.7)%	13.8%
Minor items	0.7%	(1.0)%
Difference on estimated income taxes from prior years	0.2%	(0.5)%
Regional taxes (IRAP)	5.4%	11.5%

Income tax rate for the year	29.6%	56.8%

*	Italian Corporate income tax rate (IRES).

The permanent differences mainly relate to the un-taxable gain on disposal of investment and undeductible impairment of Telecommunication goodwill.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The components of the deferred tax assets (liabilities) under U.S. GAAP as of December 31, 2005 and 2004 are as follows:

	For the Years Ended
	December 31,

	2005	2004	2005

			(millions of
	(millions of euros)		U.S. dollars)
Deferred tax assets:
Deferred tax assets:
Other post retirement benefits accounting	—	376	—
Assets write-downs	—	377	—
Provision for litigation and contingent liabilities	515	658	610
Tax loss carryforwards	343	1,500	406
Customers’ connection fees	681	550	806
Measurement of financial assets	146	—	173
Deferred income	174	220	206
Other	821	479	972

Total deferred tax assets	2,680	4,160	3,173
Valuation allowances	(218)	(595)	(258)

Total deferred tax assets, net	2,462	3,565	2,915

Deferred tax liabilities:
Other post retirement benefits accounting	(2)	—	(2)
Assets write-downs	(172)	—	(204)
Revaluation of utility plant	(95)	(222)	(112)
Accelerated depreciation of utility plant	(1,640)	(2,087)	(1,942)
Capitalization of interest on utility plant	(460)	(465)	(545)
Equity reserves	(282)	(581)	(334)
Other	(20)	(356)	(24)

Total deferred tax liabilities	(2,671)	(3,711)	(3,163)

Net deferred tax liabilities	(209)	(146)	(248)

      During the years ending December 31, 2004, and 2005 the valuation allowance increased by euro 23 million, and then reduced by euro 377 million respectively.
      The tax loss carry forwards as of December 31, 2005 expire as follows:

•	2006: euro 16 million;

•	2007: euro 16 million;

•	2008: euro 14 million;

•	2009: euro 12 million;

•	2010: euro 24 million;

•	no limits: euro 864 million.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      It is not practicable to determine the amount of deferred tax liability, if any, relating to the undistributed earnings of Company’s foreign operations.
      As of December 31, 2005 and 2004, respectively, income tax has been allocated to each item in Other Comprehensive Income as follows:

	2005	2004

	(millions of euro)
Minimum Pension Liabilities	(17)	20
Investments in equity securities	2	(2)
      In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and tax carryforwards, net of the existing valuation allowances at December 31, 2005. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(b)	Earnings per Share
      The computation of basic and diluted earnings per share for the years ended December 31, 2005 and 2004, in accordance with U.S. GAAP, are as follows:

	2005	2004	2005

			(millions of
	(millions of euro)*		U.S. dollars)*
Income available to common shareholders	4,698	1,031	5,563
Weighted average shares — basic (in millions)	6,142	6,087	6,142
Weighted average shares — diluted (in millions)	6,171	6,215	6,171
Earnings per share-basic:	0.76	0.17	0.91
Earnings per share-diluted:	0.76	0.17	0.90

(*)	Except per-share data which is in euro and U.S. dollars.

(c)	Effects of Regulation
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

(d)	Derivatives
      Under U.S. GAAP, derivatives that are not designated to hedge specific transactions are accounted for at fair value with gains and losses being recognized currently in the consolidated statements of income. Specific hedges are accounted for as hedges if they meet the qualifying criteria for hedge accounting. The ineffective portion of effective hedge relationships is recorded in earnings when required by U.S. GAAP. The total ineffectiveness

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
recorded in earnings during the years ended December 31, 2005 and 2004 amounts to euro 1 million and 1 million, respectively.

(d.1) Derivative Financial Instruments disclosures
      Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standard No. 133 (“SFAS 133”), Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (embedded derivatives), and for hedging activities. SFAS 133 requires that all derivatives, whether designated in hedging relationships or not, must be recorded on the balance sheet at fair value. The accounting for changes in fair value of a derivative instrument depends on its intended use and the resulting designation.
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
      As of December 31, 2005, the Company had no fair value hedge derivative contract outstanding.
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
      Since the adoption of SFAS 133, the Company implemented a control to identify and, if necessary, recognize any potential derivatives or embedded derivatives. The Company subjected all significant contracts to such control and found that its contracts do not require valuation under SFAS 133 and related interpretations. Furthermore, through December 31, 2005, no embedded derivatives were required to be separated from the underlying obligation and carried at fair value.

(d.2) Cash Flow Hedges
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Enel’s cash flow hedges also include hedges of fixed rate medium and long-term foreign currency debt. In order to hedge the variability of the foreign functional currency equivalent cash flows on the liabilities Enel has entered into combinations of interest rate swaps to effectively switch the foreign fixed interest rate debt into euro fixed interest debt. These transactions must be viewed in combination and are designated jointly as a hedging instrument. Enel entered also into specific instruments in order to hedge the variability of the price of the energy purchased on the Power Exchange Market.
      In addition, the Company also enters into combinations of interest rate swaps to switch the structured rate paid on certain medium and long-term debt into fixed interest rate outflows.
      The breakdown of the hedging instruments, and the amounts recognized in other comprehensive income (loss) are as follows (gross of tax effect for +64 euro million and minority interest for euro +8 million as of December 31, 2005):

		Gains/	Reclassified		Gains/	Reclassified		Gains/	Reclassified
	OCI at	Losses	to	OCI at	Losses	to	OCI at	Losses	to	OCI at
	December	Recorded	Earnings	December	Recorded	Earnings	December	Recorded	Earnings	December
Type of Operation:	31, 2002	in 2003	in 2003	31, 2003	in 2004	in 2004	31, 2004	in 2005	in 2005	31, 2005

Interest rate swaps	(270)	(29)	14	(285)	24	(106)	(367)	188	(80)	(259)
Interest rate collars	(4)	(3)		(7)	11	(5)	(1)	1		0
Swaptions	(2)	2		0			0			0
CFD with Single Buyer							0	57		57
Total	(276)	(30)	14	(292)	35	(111)	(368)	246	(80)	(202)
      Most of the gains recorded in 2005 are mainly due to the sale to Weather of 62,75% of the share capital of Wind, due to the sale of 43.85% of the share capital of Terna and to the deconsolidation of the interest hedging instruments related to those two companies.
      For each transaction, Enel documents the hedging relationship, the risk management objective and strategy for undertaking the hedge, the nature of the risk being hedged, how Enel measures ineffectiveness, and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s cash flows attributable to the hedged risk will be assessed.
      For cash flow hedges, in prior years the Company elected under U.S. GAAP to apply the shortcut method for certain hedging relationships. Under U.S. GAAP, the Company continues to apply the shortcut method for these hedging relationships. However, since IFRS-EU do not contemplate the shortcut method, up to the first time application of IFRS-EU, the Company formally assesses for IFRS-EU purposes both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives are highly effective in offsetting changes in cash flows of hedged items. Under U.S. GAAP purposes, for new hedging relationships the Company therefore does not apply the shortcut method but performs prospective and retrospective effectiveness testing. All components of each derivative’s gain or loss are included in the assessment of hedge effectiveness. When it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting and recognizes changes in fair value of these contracts directly in earnings.
      The total ineffectiveness recorded in earnings during the years ended December 31, 2005 and 2004 amounts to euro 0.9 million and euro 0.7 million respectively.
      For all cash flow hedges, Enel recognizes all other changes in fair value of the hedging instrument in other comprehensive income and subsequently reclassifies them into earnings as the hedged forecasted transaction impacts earnings.
      The Company estimates that euro 62 million of net derivative losses included in other comprehensive income as of December 31, 2005 will be reclassified into earnings within the next twelve months.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d.2.1) Other Derivative Contracts
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

	Gain/Losses
	included in
	earnings

Type of Operation	2005	2004

	(millions of
	euro)
Interest rate swaps	—	(2)
Interest rate collars	12	(8)
Swaptions	—	—
Forward exchange agreements	(6)	1
Options	—	—
Commodity swaps	(25)	7
Commodity futures	13	2
Contract for differences	43	—
National and International congestion contracts	—	—
Options	2	—
Total	39	—
      Derivative instruments are reported on a net-by-counterparty basis on the Consolidated Balance Sheet when a legal right of setoff exists under an enforceable netting agreement.

(d.3) Notional Amounts and Credit Exposures of Derivatives
      The notional value of a derivative is the contractual amount on the basis of which the differentials are exchanged; this amount can be expressed either on a value basis or on a physical quantities basis (such as tons, converted into euro by multiplying the notional quantity by the fixed price). Amounts expressed in currencies different from euro are converted into euro by applying the exchange rate at the balance sheet date.
      The notional amounts of derivatives summarized below do not represent amounts exchanged by the parties and, thus, are not a measure of the credit exposure of the Company.
      Although the Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, given the high credit standing of the counterparties, the Company does not expect any default by these parties in meeting their obligations.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d.4) Interest Rate Risk Management
      The Company enters into various types of interest rate contracts in managing its interest rate risk. The financial instruments utilized as of December 31, 2005 and 2004 were as follows:

	Notional Amount

	2005	2004

	(millions of euro)
Interest rate swaps	4,866	9,633
Interest rate collars	62	690
Swaptions	69	60

Total	4,997	10,383

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

(d.5) Foreign Exchange Rate Risk Management
      The Company enters into various types of foreign exchange contracts in managing its foreign exchange risk. The foreign exchange contracts utilized as of December 31, 2005 and 2004, were as follows:

	Notional
	Amount

	2005	2004

	(millions of
	euro)
Forward exchange contracts relating to Commodity hedging	1,357	536
Forward exchange contracts relating to hedges of commercial paper	35	715
Forward exchange contracts relating to hedges of future cash flows	212	319
Other forward exchange contracts	194	215
Options	73	85

Total	1,871	1,870

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      At December 31, 2005, the Company had outstanding euro/dollar forward exchange contracts and options with an aggregate notional amount of euro 1,871 million (euro 1,870 million as of December 31, 2004). In particular the Company had:

•	contracts with a notional amount of euro 1,569 million used to hedge the foreign exchange risk related to fuel purchases, electricity imports and expected cash flows in currencies other than the euro (euro 855 million as of December 31, 2004); and

•	contracts with a notional amount of euro 35 million used to hedge the foreign exchange risk related to the repayment of the commercial paper the Company issued in foreign currency (euro 715 million as of December 31, 2004).
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
      At the end of 2005, the Company also had in place euro 194 million of foreign exchange forward contracts (euro 215 million as of December 31, 2004) and euro 73 million of options (euro 85 million as of December 31, 2004) used to hedge any residual foreign exchange risk on an aggregated basis.
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

(d.6) Commodity Risk Management
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
      In 2000, due to the significant volatility in the currency and commodity market, and taking into consideration the next phase of the Energy Market that could discontinue the Equalization Fund mechanism (under Decree 70/1997), the Company adopted a systematic approach to cover commodity pricing and currency risk linked to the time lag present in the reimbursement mechanism. Therefore, since 2000, Enel Trade has entered into derivative contracts on commodities to fix part of the margin between the costs and contribution received from the Authority under the Equalization Fund mechanism in place until March 2004. Then, in April 2004, the Italian power exchange became operational and the Company became exposed to price risk arising from the pricing mechanism based on competitive bidding among generation companies. However, under the current regulatory framework, generation companies may also sell electricity through over-the-counter bilateral contracts with buyers, and enter into contracts for differences with the Single Buyer. Enel’s use of both over-the-counter bilateral contracts and contracts for differences with the Single Buyer has contributed to reduced power exchange price risk exposure.
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

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
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
      Exposure due to fuel purchased for generation activity, gas purchased and sold for trading activity, and to energy sold through the Italian power exchange for which Enel does not enter in contracts for differences with the Single Buyer, has been managed by means of hedging instruments. As a result, our overall volume of contracts to hedge commodity price risks at December 31, 2005 slightly decreased as compared to December 31, 2004.
      At December 31, 2005, the notional value of the Company’s open contracts was as follows:

•	Futures on commodities: euro 290.7 million or 5,971 contracts;

•	Options on commodities: euro 0.2 million or 24,165 metric tons; euro 9 million for options on copper and aluminum;

•	Swaps on petroleum indexes: euro 613.2 million or 2,013,355 metric tons;

•	Swaps and forwards on power: euro 107.5 million;

•	Swaps on gas transmission fee: euro 17.6 million, 5 years and 1 billion cubic meters per year;

•	Contracts for differences: euro 7,638 million; and

•	National and International congestion contracts: no contracts for 2006.
      At December 31, 2004, the notional value of the Company’s open contracts was as follows:

•	Futures on commodities: no contracts existing at the balance sheet date;

•	Options on commodities: no contracts existing at the balance sheet date;

•	Swaps on petroleum indexes: euro 537.56 million or 4,133,000 tons;

•	Swaps on gas transmission fee: euro 17,9 million, 6 years and 1 billion cubic meters per year;

•	Contracts for differences: euro 5,133 million; and

•	National and International congestion contracts: euro 118 million.
(d.7)     Fair Value of Financial Instruments
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

•	Cash and cash equivalents: the carrying values of cash and cash equivalents approximate their fair values because of their short maturities.

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

•	Investments in equity securities classified as available for sale: the carrying value of such investments reflects their fair value as of the balance sheet date.

•	Short-term debt: the carrying value of short-term debt approximates fair value because of the short period of time between the origination and maturity of the borrowings.

•	Other noncurrent assets: the carrying value of such assets reflects their fair value as of the balance sheet date.

•	Bonds payable-listed: the fair value of bonds payable-listed is based upon period-end market prices.

•	Other bonds and long-term debt (including current maturities): the fair values of other bonds and long-term debt (including current maturities) are based on discounted cash flow analysis.

	As of December 31,

	2005	2005	2004	2004
	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value

	(millions of euro)
Bonds payable-listed	6,465	6,864	7,610	7,989
Other bonds and long-term debt, including current maturities	5,520	5,573	14,212	14,207

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

	As of
	December, 31

	2005	2004

	Fair Value
	(millions of
	euro)
Interest rate swaps	(315)	(408)
— assets	12	46
— liabilities	(327)	(454)
Interest rate collars	—	(13)
— assets	—	—
— liabilities	—	(13)
Swaptions	—	—
— assets	—	—
— liabilities	—	—
Total interest rate derivatives	(315)	(421)
— assets	12	46
— liabilities	(327)	(467)
Forward exchange contracts relating to commodity hedging	(5)	(34)
— assets	6	—
— liabilities	(11)	(34)
Forward exchange contracts relating to hedge of commercial papers	1	(28)
— assets	1	—
— liabilities	—	(28)

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of
	December, 31

	2005	2004

	Fair Value
	(millions of
	euro)
Forward exchange contracts relating to hedge of future cash flows	(2)	4
— assets	1	8
— liabilities	(3)	(4)
Other Forward exchange contracts	—	—
— assets	1	3
— liabilities	(1)	(3)
Futures	16	—
— assets	17	—
— liabilities	(1)	—
Options	(8)	(10)
— assets	2	—
— liabilities	(10)	(10)
Swaps on Petroleum and Coal indexes	(13)	12
— assets	11	22
— liabilities	(24)	(10)
Swaps and forward (Power)	(1)	2
— assets	397	2
— liabilities	(398)	—
Gas Transmission fee	(12)	(12)
— assets
— liabilities	(12)	(12)
Contracts for differences	100	—
— assets	100	—
— liabilities	—	—
National and international congestion contracts differences	—	—
— assets	—	—
— liabilities	—	—
Total	(239)	(487)
— assets	548	81
— liabilities	(787)	(568)

(23)	SUBSEQUENT EVENTS

(a)	Sale of stake in Wind
      On February 8, 2006, Enel and Weather Investments, a company controlled by Egyptian businessman Naguib Sawiris, completed the second and final phase of the sale of Wind. Specifically, Enel sold, following the exercise of the call option provided for in the agreements of May 2005, a holding of 6.28% of Wind to a subsidiary of Weather for euro 328 million in cash. Enel also transferred to Weather its remaining 30.97% stake in Wind — valued at approximately euro 1,655 million on the basis of an independent appraisal submitted by Enel as required by law — in exchange for shares representing 20.9% of Weather. Taking into account the 5.2% of Weather acquired in August in the first phase of the transaction, the transfer gave Enel a total holding of 26.1% in Weather.
      Following the two phases of the Wind disposal, Weather directly and indirectly holds the entire capital of Wind, as well as a stake of 50% plus one share in Orascom Telecom Holding SAE (one of the largest mobile telephony operators in Africa, the Middle East and Asia). The Company has received from Weather

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
euro 3,009 million net in cash and a holding of 26.1% of Weather with a value of approximately euro 1,960 million.

(b)	Sale of Carbones Colombianos del Cerrejon (CCC)
      On February 8, 2006, Enel finalized the sale of 100% of Carbones Colombianos del Cerrejon for a total net price of approximately euro 38 million. The company engages in exploration, feasibility assessment and extraction (the latter at a coal mine in the Guaijra region of Colombia) activities in mines and mineral deposits.

(c)	New acquisition in Russia
      Following the Memorandum of Understanding signed on March 6, 2006, Enel has on June 21, 2006 finalized the acquisition of a stake in the Russian power supplier RusEnergoSbyt (Res), a company associated with Grigory Berezkin, Chairman of Board of Directors of the ESN Group.
      In particular, Enel’s Dutch subsidiary Enel Investment Holding has acquired a 49.5% interest in Res Holdings, a Dutch company owning 100% of Res, for a consideration of $105 million, according to the terms of the MoU.
      Enel will gain access to the electricity market of the Russian Federation in collaboration with the largest supplier in the Russian power sector, which has been operating in the wholesale and retail markets since 2003. With this transaction Enel strengthens its position in the Russian market, where the Company has operated since 2004, managing the combined-cycle North West Thermal Power Plant in St. Petersburg under an agreement with RAO UES.

(d)	Disposal of power distribution and sale assets
      On March 13, 2006, Enel and Hera SpA signed a preliminary agreement for the disposal of the power grid of 18 towns in the province of Modena. The price was set at euro 107.5 million, of which an advance payment of euro 17.5 million has been received. The business unit includes more than 3,700 km of network, about 80,000 customers and 42 employees. The transaction marks the completion of the agreement reached in the protocol of understanding signed in February 2005 between Enel and Meta Modena SpA, which has been merged into Hera SpA since January 1, 2006.
      On April 11, 2006 the Minister for Productive activities signed the decree transferring the concession to Hera. The closing of the agreement, which is expected to take place by the end of this year, is subject to approval by the antitrust authorities.

(e)	Acquisition of Slovenské Elektrárne
      On April 28, 2006 Enel, in line with the terms of the contract signed on February 17, 2005, acquired 66% of Slovenské Elektrárne (SE), the largest generating company in Slovakia and the second-largest in Central and Eastern Europe. SE has a plant portfolio with an installed capacity of approximately 7,000 MW (with 83% of the domestic market) well balanced between thermal, hydro and nuclear, which guarantees electricity generation at highly competitive costs. The price for the operation was about euro 840 million, on which Enel had paid a deposit of euro 168 million in 2005.
      As envisaged in the agreement signed in February 2005, the assets related to a nuclear plant slated for decommissioning in the coming years (EBOV1) and the hydro plant of Gabcikovo, as well as a nuclear waste treatment plant (VYZ) were separated from the rest of the company before the closing. SE will sell the power generated by the two EBOV1 nuclear facilities until they are decommissioned in 2006 and 2008 and that produced by the Gabcikovo hydro plant for 30 years. Enel, the National Property Fund and the Ministry for the Economy also agreed on the terms of an investment plan aimed at increasing output and enhancing the efficiency

ENEL S.P.A. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
and environmental compatibility of Slovenské Elektràrne’s power plants, contributing to the economic and social development of Slovakia and boosting company profitability. The plan provides for investment of about euro 2 billion between 2006 and 2013.

(f)	Binding offers
      On April 24, 2006 Enel made a binding offer for the purchase of 90% of Paroplinovy Cyklus a.s. Bratislava (“PPC”), a company that owns a combined-cycle cogeneration plant of about 220 MW. The remaining 10% is owned by Slovenské Elektrárne.

(g)	Transfer to Union Fenosa of 30% stake of Enel Union Fenosa Renovables
      On May 30,2006 Enel and Union Fenosa completed the sale of 30% of Enel Union Fenosa Renovables, as Union Fenosa exercised a call option to acquire the shares from Enel. The Company and Union Fenosa now control 50% of EUFER share capital, in line with the agreement signed in 2003, and they have the joint management of EUFER, with each company having four representatives on the eight-member Board of Directors. Union Fenosa paid Enel euro 66 million plus interest of euro 5.8 million, bringing the total value of the transaction to euro 71.8 million.

(h)	New acquisition in Romania
      On June 5, 2006 Enel won the call for tenders organised by the Romanian government for the sale of a majority stake in the Electrica Muntenia Sud power distribution company (EMS), beating out offers from numerous major European energy groups.
      Enel offered euro 820 million to acquire 67.5% of EMS. The price includes both the sale of the shares and a simultaneous capital increase. EMS serves the capital Bucharest and the surrounding regions of Ilfov and Giurgiu. It has about 2,000 employees, and in 2005 it had revenues of about euro 398 million and net income of approximately euro 20 million.

(i)	New acquisition in Brazil
      On June 9, 2006 Enel Latin America and the Brazilian company Rede Empresas de Energia Eléctrica SA and its subsidiaries Rede Power do Brasil SA and Tocantins Energia SA (as vendors) have signed an agreement in São Paulo for the sale of the entire share capital of 11 companies in the Rede Group that hold concessions for 22 mini-hydroelectric plants with a total installed capacity of 97.68 MW. The consideration for the transaction totals 450 million reals, equal to about 155 million euro at the current exchange rate.
      The closing of the transaction is subject to a number of conditions precedent, including the approval of the ANEEL (the Brazilian electricity authority).

(j)	New acquisition in Bulgaria
      On June 16, 2006, the Company has purchased from Entergy Power Bulgaria Ltd (Entergy) 40% of Maritza East III Power Holding B.V., a Dutch company that owns 73% of Maritza East III Power Company AD.
      The Company has also purchased from Entergy the entire share capital of Maritza O&M Holding Netherlands B.V., a Dutch company that owns 73% of Maritza East 3 Operating Company AD, a Bulgarian company that operates and maintains the Maritza East III power plant. The remaining 27% of both Bulgarian companies is still owned by NEK, the Bulgarian national electricity company.
      Enel has paid Entergy a total of €47.5 million to buy the stakes in Maritza East III Power Holding B.V. (40%) and Maritza O&M Holding Netherlands B.V. (100%).

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Wind Telecomunicazioni SpA

1	We have audited the consolidated balance sheets of Wind Telecomunicazioni SpA (an Italian corporation) and its subsidiaries (the “Company”) as of December 31, 2004, and the related consolidated statements of income, of changes in shareholders’ equity and of cash flows for the year then ended (expressed in Euro). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	The consolidated financial statements as of December 31, 2004 do not include comparative information and notes for 2003 that would be required to present the financial position, the result of operations and the cash flows in conformity with International Financial Reporting Standards as adopted by EU. As described in the notes, in fact, these consolidated financial statements are intended to comprise the comparative financial statements to the year ended December 31, 2005, which will be the first IFRS compliant consolidated financial statements.

4	In our opinion, except for the matter reported in the previous paragraph regarding the omission of comparative financial information for 2003, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wind Telecomunicazioni SpA and its subsidiaries as of December 31, 2004 and the results of their operations and their cash flows for the year then ended, in conformity with the International Financial Reporting Standards issued by the International Accounting Standards Board as adopted by EU.

5	We draw your attention to the matters regarding deferred tax assets and intangible assets as described in the notes to the consolidated financial statements.

6	International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the notes to the consolidated financial statements under the caption US GAAP schedules and additional disclosures.
Rome, 22 June 2006

PricewaterhouseCoopers SpA

Sergio Duca
Partner

SIGNATURES
      The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 28, 2006

ENEL S.P.A.

(Registrant)

/s/ Luigi Ferraris

Name: Luigi Ferraris
Title: Chief Financial Officer

/s/ Claudio Machetti

Name: Claudio Machetti
Title: Chief Financial Officer