Form 20-F
period 2006-12-31
ENEL SOCIETA PER AZIONI
filed 2007-06-29
CIK 1096200

As filed with the Securities and Exchange Commission on June 28, 2007
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended: December 31, 2006
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
Viale Regina Margherita 137, Rome, Italy
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares	New York Stock Exchange
Ordinary shares with a par value of €1 each	New York Stock Exchange(*)

Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

6,176,196,279

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

Yes      ☑     No      ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

Unless we indicate otherwise, the financial information contained in this annual report is prepared in accordance with International Financial Reporting Standards (“IFRS”), as adopted by the European Union (“EU”), that we have applied for the first time in preparing our financial statements for periods beginning after December 31, 2004. There are no differences between IFRS as adopted by the EU (“IFRS-EU”), and the IFRS, as published by the International Accounting Standards Board (“IASB”), relevant for our consolidated financial statements. For a description of these principles, see note 2 to our consolidated financial statements included in this annual report. Until December 31, 2004, our financial statements were prepared in accordance with Italian GAAP and, to the extent such requirements or principles were silent on particular issues and not at variance, by those standards laid down by the International Accounting Standards Board (I.A.S.B.).

IFRS-EU differ in certain respects from generally accepted accounting principles in the United States (“U.S. GAAP”). We describe these differences in note 23 to our consolidated financial statements. Unless indicated otherwise, any reference in this annual report to our consolidated financial statements is to the consolidated financial statements (including the notes to the consolidated financial statements) included in Item 18.

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

For convenience only and except where we specify otherwise, we have translated certain euro figures into dollars at the rate of €1.00 = $1.3197, the noon buying rate in The City of New York for cable transfers in foreign currencies as announced by the Federal Reserve Bank of New York for customs purposes (the “noon buying rate”) on December 31, 2006, the date of the most recent balance sheet included in this annual report. By including convenience currency translations in this annual report, we are not representing that the euro amounts actually represent the dollar amounts shown or could be converted into dollars at the rates indicated. On May 31, 2007, the noon buying rate for the euro was €1.00 = $1.3453. For information about the rate of exchange between the dollar and the euro since 2002, you should read “Item 3. Key Information — Exchange Rates.”

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

Antitrust Authority	The Italian Antitrust Authority.

Average thermal efficiency	A measure of the efficiency of a thermal generating plant in converting sources of energy such as fuel oil into electricity. Average thermal efficiency is expressed as the amount of electricity actually produced in kWh as a percentage of the kWh equivalent of the energy source consumed.

Bersani Decree	Legislative Decree No. 79 of March 16, 1999, aimed at liberalizing the Italian electricity market.

CIP 6	Regulation 6/92 issued by Comitato Interministeriale Prezzi, an Italian governmental committee, which established incentives for new generation plants using renewable resources and for the sale of electricity produced from renewable resources.

CO2	Carbon dioxide.

Combined Cycle Gas Turbine (or “CCGT”)	A type of generating plant that produces electricity through both gas turbines and steam turbines. Conventional boilers or other generators recover and use the exhaust heat exiting from gas turbines.

Co-generation	The simultaneous generation of steam and electricity, typically where the need arises for industrial purposes.

Communications Authority	The Italian Authority for the Guarantee of Communications.

Decommissioning	The phase of declassification, decontamination and dismantling of nuclear power installations and clean up of the plant site with the aim of achieving: (i) the complete demolition of the nuclear power plant; (ii) the removal of any limitation due to the presence of radioactive material; and (iii) the restoration of the site for other activities.

Eligible Customer	Electricity customers in Italy who meet consumption thresholds that permit them to participate in the free market for electricity.

However, from July 1, 2007, all customers will be eligible to purchase electricity on the free market.

Emission trading rights	Tradable emission permits that give the right to produce the equivalent of one ton of carbon dioxide. These permits can either be assigned through a national allowance plan or earned through investments in projects in developing countries (Certified Emission Reductions) or in transition economies countries (Emission Reduction Units).

Energy Authority	The Italian Authority for Electric Energy and Gas.

Environment Ministry	The Italian Ministry of the Environment.

Gencos	The three generating companies we disposed of in order to comply with the Bersani Decree, Elettrogen S.p.A. (now Endesa Italia S.p.A.),

Eurogen S.p.A. (now Edipower S.p.A.) and Interpower S.p.A. (now Tirreno Power S.p.A.).

Generating unit	An electric generator together with the turbine or other device which drives it.

Gigawatt (GW)	1,000,000,000 watts (1,000 megawatts).

Gigawatt hour (GWh)	One gigawatt of power supplied or demanded for one hour.

GHG	“Greenhouse gases,” which are gases that contribute to the greenhouse effect, such as carbon dioxide, methane, nitrous oxide, chlorofluorocarbons and SF 6 (sulphur exafluoride).

Gross installed capacity	The maximum power that can be produced continuously throughout a prolonged period of operation with all equipment assumed to be fully operational.

GRTN	A company owned by the MEF that until October 2005 mainly managed Italy’s national electricity transmission grid. These activities were transferred to Terna in November 2005. Since that time, the GRTN has focused on managing and promoting renewable resources (an activity it carried out also prior to November 2005). GRTN also owns the Single Buyer and the Market Operator (both as defined below). On October 2, 2006, GRTN was renamed Gestore dei Servizi Elettrici (GSE).

Independent power producers	Industrial companies that produce electricity for their own use and for sale to third parties.

Italian power exchange (Borsa dell’Energia Elettrica)	A virtual marketplace in which producers, importers, wholesalers, the GRTN and Terna, other Eligible Customers and the Single Buyer buy and sell electricity at prices determined through a competitive bidding process.

Kilovolt (kV)	1,000 volts.

Kilovolt ampere (kVA)	1,000 volts ampere.

Kilowatt (kW)	1,000 watts.

Kilowatt hour (kWh)	One kilowatt of power supplied or demanded for one hour.

Market Operator	The entity, wholly owned by the GRTN, that manages the Italian power exchange.

Marzano Law	Law No. 239 of August 23, 2004, aimed at reorganizing existing energy market regulation and further liberalizing the energy market.

MEF	The Italian Ministry of the Economy and Finance and its predecessor, the Ministry of the Treasury, Budget and Economic Planning.

Megawatt (MW)	1,000,000 watts (1,000 kilowatts).

Megawatt hour (MWh)	One megawatt of power supplied or demanded for one hour.

Megavolt ampere (MVA)	1,000,000 volts ampere.

Ministry of Productive Activities	The Italian Ministry of Productive Activities and its predecessor, the Ministry of Industry, Commerce and Handcrafts.

Net Installed Capacity	The maximum power that can be produced continuously throughout a prolonged period of operation with all equipment assumed to be fully operational, as measured at the point of entry to the transmission network (or minus the power absorbed by plant use and the power lost in the transformers required to raise the voltage to the network level).

Non-Eligible Customers	Electricity customers in Italy who do not meet consumption thresholds entitling them to participate in the free market.

However, from July 1, 2007, all customers will be eligible to purchase electricity on the free market.

NH3	Ammonia.

NOx	Nitrogen oxides.

Orimulsion	Abbreviation of “Orinoco emulsion,” which is a fossil fuel from the Orinoco river basin in Venezuela consisting of very fine bitumen dispersed in water. Orimulsion emits the same amount of CO2 as fuel oil of equivalent energy value.

Resellers	Other distribution companies to whom we transport electricity because their networks are attached to our network rather than directly to the national transmission grid.

Single Buyer (Acquirente Unico)	A company wholly owned by the GRTN, responsible for ensuring the supply of electricity to regulated customers who do not yet have access to the liberalized electricity market.

SO2	Sulfur dioxide.

Substation	Equipment which switches and/or changes or regulates the voltage of electricity in a transmission and/or distribution network.

Terawatt (TW)	1,000,000,000,000 watts (1,000 gigawatts).

Terawatthour (TWh)	One terawatt of power supplied or demanded for one hour.

Thermal unit	A generating unit which uses combustible fuel as the source of energy to drive an electric generator.

Volt	The basic unit of electric force.

Voltampere	The basic unit of apparent electrical power.

Watt	The basic unit of active electrical power.

v

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

The Enel Group

Energy Generation, Distribution and Sales

We are the principal electricity operator in Italy, with the leading position in the generation, distribution and sale of electricity. At December 31, 2006, we had net installed capacity in Italy of approximately 40.5 GW, which we estimate to have represented approximately 45% of total Italian net installed capacity at that date. Our net electricity production in Italy in 2006 was 103.9 TWh, and, based on data provided by Terna, we estimate that our production represented approximately 34% of Italian net production during 2006. In 2006, in Italy, we distributed 263.4 TWh of electricity and sold 142.7 TWh of electricity to end users. Of the total sold, 120.4 TWh were sold to approximately 30 million customers on the regulated market, of which approximately 23.6 million were residential customers (86.7% of all residential customers in Italy, based on our estimations) and 22.3 TWh were sold on the free market. At December 31, 2006, we also had electricity generation plants outside Italy (in Spain, Bulgaria and North, Central and South America) with aggregate net installed capacity of approximately 10.3 GW, as well as sales and distribution operations in Spain with more than 0.6 million customers. In addition, in April 2005 we acquired distribution and sales operations in Romania with approximately 1.4 million customers and in April 2006 we acquired generation operations in Slovakia with a gross installed capacity of approximately 7,000 MW. Based on revenues, we were one of the largest industrial companies in Italy in 2006, with operating revenues of €38,513 million, or approximately $50,826 million. We earned net income of €3,036 million, or approximately $4,007 million, in 2006.

We are also active in the import, distribution and sale of natural gas. In 2006, we sold approximately 5.9 billion cubic meters of gas to third parties, of which approximately 4.5 billion cubic meters were sold to nearly 2.3 million end users.

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

Other Operations

One of the objectives of our management is to focus on our core energy operations. In line with this strategy of focusing on our core energy operations, in February 2006 we completed the sale of Wind, our telecommunication company, to Weather Investments. Nonetheless, we remain active in other sectors, including real estate services, engineering and construction, information technology, personnel training and administration, factoring and insurance services.

Internal organizations

At the end of 2005, our management decided to re-organize the Group’s internal structure by dividing our Sales, Infrastructure and Networks Division into two separate divisions and by allocating our international generation sales and distribution operations, which had previously been included in other divisions, to a new International Division. This reorganization is effective as of January 1, 2006 and, therefore, our divisions are currently the following: Domestic Generation and Energy Management Division, Domestic Sales Division, Domestic Infrastructure and Networks Division and the International Division. Each division is headed by a senior manager who reports directly to the Chief Executive Officer of Enel. Moreover, all non-core activities provided by companies of the Group to other Group companies have been grouped in our Services and Other Activities sector. Enel, as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of all Group companies. Each of Enel, our divisions and the Services and Other Activities sector constitutes a reportable segment for financial reporting purposes.

Ownership

The Ministry of Economy and Finance of the Republic of Italy, or the MEF, currently owns 21.11% of Enel’s shares, and Cassa Depositi e Prestiti S.p.A., a company 70% owned by the MEF and 30% owned by a consortium of Italian banking foundations, owns 10.15% of Enel’s shares.

Strategy

We have worked to face the challenges posed by market deregulation by capitalizing on our expertise in the electricity and gas sectors and by seeking new opportunities for growth in Italy and abroad. We have refocused our operations on our core energy businesses, and we aim to achieve cost leadership in the generation, distribution and sale of electricity and gas, and make customer care a high priority. In addition, we will continue our expansion in our existing markets and in new markets by enhancing efficiency through closer integration of existing assets and with new international acquisitions. In particular, with our acquisition of a 24.97% stake in the Spanish energy company Endesa S.A. (“Endesa”) and the agreements we have entered into with Acciona S.A. (“Acciona”) regarding a joint tender offer and (if such offer is successful) the joint management of Endesa, we have taken a significant step towards the creation of a major European energy group with substantial presence both in Spain and in the rest of the world. Please see “Item 4. Information on the Company — History and Development of the Company — Proposed Acquisition of Endesa” for more information.

Selected Consolidated Financial Data

You should read the following selected consolidated financial data together with “Item 5. Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Our consolidated income statement data for each of the years in the three-year period ended December 31, 2006 and the consolidated balance sheet data at December 31, 2004 and 2005 set forth below in euro millions have been derived from our audited financial statements prepared in accordance with IFRS-EU, which differs in certain significant aspects from U.S. GAAP. The related U.S. GAAP data as of and for the five-year period ended December 31, 2006 have also been derived from our audited financial statements. For an explanation and quantification of such differences, see note 23 to our consolidated financial statements. The audited financial statements as of December 31, 2006 and 2005 and for the three-year period ended December 31, 2006 are included in this annual report.

	As of December 31,
	2004	2005	2006	2006(2)
	(Euro in millions,			(Dollars in
	except per share			millions, except
	amounts)(1)			per share amounts)

CONSOLIDATED STATEMENT OF INCOME DATA
Amounts in accordance with IFRS-EU:
Operating revenues	31,027	33,787	38,513	50,826
Income from equity exchange transaction			263	347
Operating expenses:
Depreciation, amortization and impairment losses	2,201	2,207	2,463	3,250
Other	22,940	26,314	29,880	39,433
Total operating expenses	25,141	28,521	32,343	42,683
Net income/(charge) from commodity risk management	(16)	272	(614)	(810)
Operating income	5,870	5,538	5,819	7,679
Financial income	365	230	513	677
Financial expense	(1,192)	(944)	(1,160)	(1,530)
Loss from investments accounted for using the equity method	(25)	(30)	(4)	(5)
Income before taxes	5,018	4,794	5,168	6,820
Income taxes	2,116	1,934	2,067	2,728
Income from continuing operations	2,902	2,860	3,101	4,092
Income (loss) from discontinued operations (net of tax)	(155)	1,272	—	—
Net income (before minority interest)	2,747	4,132	3,101	4,092
Basic earnings per share(2)	0.45	0.67	0.50	0.66
Number of shares outstanding (in millions)	6,104	6,157	6,176

	As of December 31,
	2004	2005	2006	2006(2)
	(Euro in millions,			(Dollars in
	except per share			millions, except
	amounts)(1)			per share amounts)

Amounts in accordance with U.S. GAAP(3)
Operating revenues	31,535	35,875	39,023	51,498
Income from equity exchange transaction	—	—	263	347
Operating expenses	24,436	29,235	32,551	42,957
Net income/(charges) from commodity risk management	(16)	272	(614)	(810)
Operating income(4)	7,083	6,912	6,121	8,078
Income from continuing operations before income taxes and minority interest(4)	6,344	6,119	5,762	7,604
Income from continuing operations (before minority interest)	4,056	4,128	3,777	4,984
Basic earnings per share(2)	0.17	0.76	0.60	0.79

	As of December 31,
	2002		2003
	(Euro in millions, except per share amounts)

CONSOLIDATED STATEMENT OF INCOME DATA
Amounts in accordance with U.S. GAAP:
Operating revenues	€30,604		€31,237
Depreciation and amortization	4,069		4,506
Operating income	2,617	(5)	4,966
Income before taxes	1,373		3,798
Net income	1,399		2,376
Earnings per share(2)	0.23		0.39

	As of December 31,
	2004	2005	2006	2006(1)
	(Euro in millions)			(Dollars in
				millions)

CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with IFRS-EU:
Property, plant and equipment, net	€36,702	€30,188	€34,846	$45,986
Current assets	13,532	12,746	13,000	17,156
Total assets	65,378	50,502	54,500	71,924
Current liabilities(10)	18,607	10,322	11,424	15,076
Short-term debt(6)	6,589	2,296	1,409	1,859
Long-term debt(7)	20,291	10,967	12,194	16,092
Shareholders’ equity	17,953	19,057	18,460	24,362
Amounts in accordance with U.S. GAAP(3):
Property, plant and equipment, net	37,589	30,320	33,684	44,453
Total assets	67,152	50,596	56,104	74,040
Short-term debt(6)	6,589	2,296	1,409	1,859
Long-term debt(7)	20,291	10,967	12,056	15,910
Shareholders’ equity	15,697	17,638	17,220	22,725

	As of December 31,
	2002	2003
	(Euro in millions)

CONSOLIDATED BALANCE SHEET DATA
Amounts in accordance with U.S. GAAP:
Fixed assets, net	€38,304	€37,407
Total assets	66,423	68,505
Short-term debt(6)	8,371	8,643
Long-term debt(7)	17,172	18,005
Shareholders’ equity	18,526	18,651

See notes on next page.

	As of December 31,
	2004	2005	2006	2006(1)
	(Euro in millions)(1)			(Dollars in
				millions)

CONSOLIDATED CASH FLOW DATA
Amounts in accordance with IFRS-EU:
Net cash provided by operating activities	4,835	5,693	6,756	8,917
Net cash (used in) provided by investing activities	(1,953)	1,092	(2,374)	(3,133)
Net cash (used in) provided by financing activities	(2,966)	(6,654)	(4,322)	(5,704)

	As of December 31,
	2002		2003	2004	2005	2006

Operating Data
Net installed capacity (GW) in Italy	43.8	(8)	41.8	42.0	42.2	40.5
Net electricity production in Italy (TWh)	145.1	(9)	137.8	125.9	112.1	103.9
Electricity sales to end users in Italy (TWh)(10)	181.3		152.2	157.8	148.2	142.3
Total electricity distributed in Italy (TWh)(11)	258.0		265.0	261.2	259.3	263.4
Natural gas sold to end users (billions of cubic meters)	4.0		4.4	5.2	5.2	4.5
Natural gas sales customers at year end (millions)	1.7		1.8	2.0	2.1	2.3
Employees	71,204		64,770	61,898	51,778	58,548

(1)	We have translated euro amounts into dollar amounts at the noon buying rate for euro on December 31, 2006, of €1.00 = $1.3197.

(2)	We calculate earnings per share by dividing our consolidated net income by the number of Enel’s ordinary shares outstanding during each period. At December 31, 2006, the MEF owned 21.14% and its subsidiary Cassa Depositi e Prestiti owned 10.16% of Enel’s ordinary shares. As of December 31, 2006 Enel’s share capital amounts to €6,176,196,279 divided into 6,176,196,279 shares with a par value of €1.

(3)	For information concerning differences between IFRS-EU and U.S. GAAP that are relevant to our consolidated financial statements, you should read note 23 to our consolidated financial statements.

(4)	You should read note 23 to our consolidated financial statements for a discussion of the impacts generated by the differences between IFRS-EU and U.S. GAAP in calculating operating income.

(5)	Includes gain on sale of Eurogen, previously classified as other non-operating income (expense).

(6)	Includes current portion of long-term debt.

(7)	Excludes current portion of long-term debt.

(8)	Including 2.6 GW of capacity of Interpower, which was divested in January 2003.

(9)	Including 8.0 TWh generated by Eurogen before it was divested, and 5.7 TWh generated by Interpower.

(10)	Excludes short term debt.

(10)	Excluding sales to resellers.

(11)	Including electricity distributed to resellers.

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

	End of Period	Average	High	Low
	U.S. dollars per euro(1)

Year:
2002	1.0485	0.9495	1.0485	0.8594
2003	1.2597	1.1411	1.2597	1.0361
2004	1.3538	1.2478	1.3625	1.1801
2005	1.1842	1.2400	1.3476	1.6667
2006	1.3197	1.2661	1.3327	1.1860
Month ended:
December 31, 2006	1.3197	1.3204	1.3327	1.3073
January 31, 2007	1.2998	1.2993	1.3286	1.2904
February 28, 2007	1.3230	1.3080	1.3246	1.2933
March 31, 2007	1.3374	1.3245	1.3374	1.3094
April 30, 2007	1.3660	1.3512	1.3660	1.3363
May 31, 2007	1.3453	1.3517	1.3616	1.3419

(1)	Based on the Noon Buying Rate for the euro for the periods indicated.

The Noon Buying Rate on June 21, 2007 was $1.3399 per euro.

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

Risks Relating to our Energy Business

Regulatory changes promoting market liberalization have significantly increased competition in our energy businesses.

The Italian energy market is currently undergoing a process of liberalization which has had a significant effect on our business by eliminating the monopoly position we previously had. In particular, the most significant effects of this process have been:

•	a reduction in our generating capacity, through the mandatory disposal of three generating companies, which we refer to as the Gencos,

•	the introduction of limits on the amount of energy we may produce and import,

•	the introduction on April 1, 2004, of the Italian power exchange, where prices are determined by competitive bidding,

•	the required disposal of certain of our municipal networks to local utilities, and

•	mandated increases in the number of consumers who are eligible to buy electricity on the free market, with all non-residential customers having become eligible as of July 1, 2004, and all customers scheduled to become eligible as of July 1, 2007.

As a result of these regulatory changes, we now compete in the electricity generation business with a number of other operators, including independent power producers, municipal utilities and other Italian and international power companies. For a more detailed description of our competitors, see “Item 4 — Business — Competition in the Italian Electricity and Natural Gas Markets.”

We expect that competition will increase further due to:

•	an increase in bilateral contracts between our competitors and final customers,

•	the construction of new generation facilities by our competitors and the development of new interconnection lines that will increase the volume of electricity that may be imported in Italy,

•	possible initiatives taken by the Energy Authority to further competition, such as the imposition of virtual power plant contracts that would oblige us to sell electricity to resellers (who otherwise compete with us) at lower-than-market prices set by Energy Authority, thus increasing the supply available for resale to final customers, and restrictions on the operation of pumped-storage plants (hydroelectric plants that use some of the energy they produce to pump water to elevated areas for use at a later time to generate electricity).

In the sale of electricity, based on data from Terna and from GRTN (for the years before 2005), we estimate that our market share in Italy has decreased from 92% in 1999 to approximately 45% in 2006 (with an estimated market share of 86% in the regulated market and 15% in the free market). Our market share could decline further in coming years as liberalization progresses, particularly after July 1, 2007, when all customers, including currently regulated customers, will become free to choose their supplier. In sales of electricity on the free market, we face competition both from other electricity producers as well as from wholesalers that resell the electricity they purchase.

Our ability to expand our business and increase operating profits may be limited unless we are able to offset the decrease in generation and sales volumes of our electricity business through improved efficiency, increased sales in other areas of our business or international expansion.

Regulatory changes can have a material adverse effect on our businesses.

The sectors in which we operate, both in Italy and abroad, are heavily regulated. In light of our dominant market position in the Italian energy sector, and the recent regulatory trend towards liberalization, regulatory changes in the past have tended to have an adverse effect on our business and results of operations.

The Energy Authority has issued several proposals to promote competition in the wholesale electricity market and reduce the market power of the dominant producers. In particular, on August 4, 2005, the Energy Authority required us to entrust to Terna the management of certain power plants deemed essential to cover demand for electricity, and hence whose production is a significant determinant of the wholesale price of electricity. We successfully appealed the decision of the Energy Authority, which, in turn, appealed the judgment in our favor. A final decision is expected in the second half of 2007.

Although we are not the dominant player in the Italian natural gas market, and therefore can derive some benefits from regulations that have been adopted since 2000, which have sought to gradually introduce competition in the import, export and sale of natural gas, our gas operations nonetheless expose us to regulatory uncertainty that could have an adverse effect on our business. For instance, gas sales were supposed to have been completely liberalized by January 1, 2003, with all customers eligible to choose their supplier and sellers able to freely determine prices. However, while all customers are now able to freely choose their suppliers, the Energy Authority has retained the right to control prices for certain, mainly residential, customers. By limiting our ability to set prices, such regulations may have a material adverse effect on our business prospects, financial conditions and result of operations. We cannot predict whether or when the natural gas market in Italy will be fully liberalized, or how it will develop under these conditions.

In addition, in June 2007, the Italian government approved an emergency law decree to complete the implementation of EU directives on gas and electricity. For a description of the risks associated with this new law decree, see “— European and Italian regulations require the separation of distribution and sales operations in the electricity and gas sectors, which limits our ability to exercise control over our subsidiaries engaged in these activities.”

Future laws and regulations issued by the European Union or the Italian national and local authorities, in particular the decisions and policies of the Energy Authority, may require further significant changes in our business or otherwise affect our business in ways that we cannot predict. Any new regulations that cause us to restructure or otherwise change our business or significantly change the conditions under which we operate may have a material adverse effect on our business prospects, financial condition and results of operations. You should read “Item 4. Information on the Company — Business — Regulatory Matters” for a description of the regulatory environment in which we operate.

Our facilities and other critical operating systems could face service interruptions arising from malfunction or other events beyond our control, resulting in potential costs, losses and liabilities that could have a material adverse effect on our financial condition and results of operations.

Our generation plants and distribution networks are constantly exposed to risks related to their malfunction and other interruptions in service resulting from events outside of our control. These events may result in increased costs and other losses. Although we have acquired insurance coverage for events of this nature in line with general market practice, our coverage may prove insufficient to fully compensate us for any increased costs or losses that may occur as a result of service interruptions or malfunctions, with a consequent material adverse effect on our business prospects, financial condition and results of operations.

Malfunctions or interruptions of service at our facilities could also expose us to legal challenges and sanctions. For instance, we face legal proceedings and potential regulatory measures arising from the 2003 power outage that affected all of Italy, as described in “Item 8. Financial Information — Other Financial Information — Legal Proceedings — Blackout Litigation.” Any such legal proceedings or sanctions could, in turn, have a material adverse effect on our financial condition and results of operations.

Moreover, in January 2007, the Energy Authority issued proposals for public comment on the adoption of a system of automatic compensation payable by electricity distributors to affected customers in the event of a blackout or other prolonged service interruption. For a description of this proposal, see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — Continuity and Quality of Service Regulation.” The adoption of this system would increase the economic risks we face in the event of any such interruption in service.

We may not be able to complete our power plant conversion and other capital investment programs that are critical to our strategy on schedule or realize the expected benefits of these programs.

An important element of our strategy to address the competitive challenges arising from the liberalization of the Italian electricity market is to be the cost leader in the generation of electricity and in the distribution and sale of electricity in Italy. To reduce our generation operating costs, we are implementing a program to convert several of our thermal generation plants to more efficient technology or use cheaper fuels, such as coal. Several events beyond our control could prevent us from completing our conversion program in accordance with the schedule we have set or in the manner currently contemplated. For instance, there is public opposition to our construction plans and the conversion of power plants in certain municipalities, and we cannot exclude the possibility that in the future such opposition could interfere with our plans. Our inability to implement our strategy as currently contemplated could have a material adverse effect on our competitive position and thus a material adverse effect on our business prospects, financial condition and results of operations. Moreover, even if we were to fully implement our cost reduction strategy as currently contemplated, we can offer no assurance that we would be able to offset the increased competition resulting from the liberalization process.

We have expanded and expect to continue to expand our operations, particularly outside of Italy, through significant acquisitions. These acquisitions raise the difficult challenges of integrating the acquired companies or assets into our existing operations and of successfully developing the acquired businesses. They can also result in financial and operating burdens and restrictions on our business. Our expansion outside of Italy, moreover, exposes us to risks associated with local market conditions.

The expansion of our operations has entailed and we expect will continue to entail significant acquisitions of companies or other assets, particularly outside of Italy. For instance, we filed with Spain’s securities regulator, the Comisión Nacional del Mercado de Valores or “CNMV,” a prospectus and related documentation in connection with a joint tender offer we intend to launch with the Spanish company Acciona for 100% of the shares of Spanish utility Endesa. For more information on this proposed acquisition, see “Item 4. Information on the Company — History and Development of the Company — Proposed Acquisition of Endesa.”

As a result of our expansion outside of Italy we currently have operations in Spain, Slovakia, Romania, Bulgaria, Latin America, North America, Russia, France, Greece and Turkey. This international expansion requires us to become familiar with new markets and competitors in order to manage and operate these businesses effectively, and exposes us to local economic, regulatory and political risks. Operating internationally may also subject us to risks related to currency exchange rate fluctuations, foreign investment restrictions or restrictions on remittances by local subsidiaries. Unfavorable developments in or affecting our operations outside of Italy could adversely affect our business prospects, financial condition and results of operations. For a description of our international operations see “Item 4. Information on the Company — Business — The Enel Group — International Operations.”

The process of integrating acquired operations, personnel and information systems, whether inside or outside of Italy, can be difficult and could absorb management time and resources and distract management from other opportunities or problems in our business and industry. In addition, some of the companies we have acquired may require significant capital investments. Our inability to successfully integrate these businesses into our existing operations or failure in developing their business could have a material adverse effect on our results of operations.

Furthermore, we may also have to incur indebtedness in order to finance these acquisitions. Such financings not only increase the financial burdens we must carry, but sometimes entail restrictions on our business. For instance, in connection with the proposed acquisition of Endesa, we have entered into a syndicate credit facility which imposes on us some financial covenants, including a limit on our consolidated net borrowing as of June 30 and December 31 of any given year equal to 6 times our consolidated EBITDA for the 12-month period ending on that date, and a limit on the financial indebtedness of our subsidiaries equal to 20% of the gross total assets of our

Group. Covenants of this type limit our flexibility to incur future indebtedness or adopt other measures that could be necessary for the successful development of our business, and thus could have a material adverse effect on our financial condition and results of operations.

Our acquisition of a majority interest in Slovenské elektrárne (“SE”) exposes us to potential liabilities arising from the generation of nuclear power.

In April 2006, we purchased 66% of SE, which currently has four nuclear power generating units with an aggregate net installed capacity of 2,398 MW and two nuclear units under construction. Although we believe that all of SE’s existing nuclear plants use internationally accepted technologies and are managed in accordance with Western European standards, our acquisition of a majority participation in SE’s share capital exposes us to the risks of ownership and operation of nuclear generating facilities, including the disposal and storage of radioactive materials and spent fuel, as well as of the potential harmful effects on the environment and human health. In addition, while the Republic of Slovakia and SE have ratified the Vienna Convention, potential limits may arise on the amount and types of insurance commercially available to cover the risks associated with these operations. Potential risks may also arise in connection with the decommissioning of these nuclear plants, particularly as the regulatory regime for nuclear power and nuclear decommissioning in Slovakia is currently in the process of being defined. We have not owned any nuclear power plants since November 2000, and we have not produced electricity from nuclear power plants since 1988. For an additional information on our acquisition of SE see “Item 4. Information on the Company — Business — The Enel Group — International Operations — International Electricity Generation.”

Significant increases in fuel prices or disruptions in our fuel supplies could have a material adverse effect on our business.

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

Given our ongoing conversion of significant generation capacity to combined-cycle technology, we expect natural gas to account for a significant portion of our fuel consumption in the future. In 2006, approximately 44% of the electricity we produced at our thermal plants was generated by plants using natural gas. We currently obtain a significant portion of the natural gas we use directly from Algeria and Nigeria through pipelines and by sea. Imports of natural gas from these countries may be subject to disruption due to a number of factors, including maintenance works on the pipelines, bad weather conditions at sea or political instability in these countries. Any major disruption of this imported supply, as well as the emergency measures that the Ministry of Productive Activities or other Italian authorities may take in the event of such disruption, could adversely affect our ability to generate electricity using natural gas.

If in the future there are significant or unexpected changes in the price of the fuels we use to generate electricity or if adequate supplies of fuel become unavailable, our financial condition and results of operations could be materially adversely affected.

We face legal proceedings and potential regulatory measures arising from the 2003 power outage that affected all of Italy. Further power outages involving our electricity operations could also adversely affect our financial condition and results of operations.

On September 28, 2003, Italy suffered a complete blackout of electrical service that affected the entire country with the exception of the island of Sardinia. After the blackout, approximately 21 hours were necessary before electricity again became available to all customers. The Energy Authority in September 2004 initiated formal proceedings to determine whether certain companies, including our subsidiaries Enel Produzione S.p.A. (“Enel Produzione”), Enel Distribuzione S.p.A. (“Enel Distribuzione”), and Deval S.p.A. (“Deval”), may have been partially responsible for the blackout. One of these proceedings, against Deval, was dismissed. Enel Produzione and

Enel Distribuzione settled the other proceedings by means of a cash payment of €52,000 each, without admitting any responsibility with respect to the blackout. Although no further fines may be imposed on us, the Energy Authority may still impose measures to improve reliability of our energy supply, which may have an adverse impact on our results of operations.

Furthermore, certain of our customers brought legal actions against Enel Distribuzione and Enel in the Italian courts seeking a total of €100 million in damages as a result of this blackout. So far, the courts have issued more than 40,000 decisions, most of which have been unfavorable to us. Enel Distribuzione and Enel have appealed all unfavorable decisions before the competent courts, which in most cases have overturned such decisions on the grounds that the plaintiffs had not proven any damages. In some cases, the courts have also determined that the defendants had no responsibility for the blackout. Enel Distribuzione has further appealed the relatively few cases in which its initial appeal was unsuccessful before the Italian Supreme Court. Although the claims that have been brought forth by private plaintiffs as a result of the blackout tend to be for minor amounts, an increase in the number of decisions finding us liable for damages could result in an increase in the number of such claims filed and the magnitude of the aggregate damages sought. For more information on the civil and administrative proceedings related to the blackout, please read “Item 8. Financial Information — Other Financial Information — Legal Proceedings — Blackout litigation.”

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

Given the heavy regulatory environment in which we operate, and the dominant position we have in the electricity market in Italy and in some jurisdictions abroad, we are from time to time subject to numerous regulatory investigations and proceedings that could result in significant fines and other onerous sanctions.

Given the heavy regulatory environment in which we operate, and the position we have in the electricity market in Italy and in some jurisdictions abroad, we are from time to time subject to numerous antitrust and other regulatory investigations. Currently, these investigations and proceedings include the following:

•	On December 28, 2006, the Spanish Antitrust Court (Tribunal de Defensa de la Competencia) imposed a fine of €2.5 million and temporary injunctive measures on our subsidiary Enel Viesgo Generación for abuse of dominant position. Enel Viesgo Generación appealed the decision. Currently, Enel Viesgo Generación is also subject to another proceeding for abuse of dominant position.

•	On May 3, 2007, the Spanish Antitrust Authority initiated proceedings against all electricity distribution companies operating in Spain, including our subsidiary Enel Viesgo Distribution, for abuse of dominant position in the access to market information.

•	In 2006, the Energy Authority started an inquiry against Enel Trade for violations of the minimum gas storage requirements during the 2004-2005 and 2005-2006 winter seasons. At the end of the inquiry, the Authority imposed an aggregate fine of €24 million, equal to €12 million for each winter season. Enel Trade paid a cash settlement of €52,000 with respect to 2004-2005 winter season, and decided to appeal the decision imposing this fine before the Administrative Court of Lombardy with respect to the 2005-2006 winter season. On June 25, 2007 the Administrative Court of Lombardy issued a decree canceling the €12 million fine for the 2005-2006 winter season.

•	In November 2006, the Energy Authority started an inquiry against Enel Distribuzione for alleged violations in the period 2003-2005 of the obligation to carry out yearly meter readings for customers having contracted for power equal to 30 kW or less. The final decision is expected by July 2007. The Energy Authority could impose a fine on Enel Distribuzione ranging from approximately €25,800 to €154,937,070.

•	In December 2006, the Energy Authority started an inquiry against Enel Distribuzione for alleged violations through March 2006 of the duty to disclose to clients a means by which they could pay their energy bills without having to pay additional processing charges. On March 21, 2007, the Energy Authority imposed a €11.7 million fine on Enel Distribuzione. Although Enel Distribuzione appealed this decision before the

Administrative Tribunal of Lombardy, and these proceedings remain pending, we cannot exclude an increase in the civil suits brought by our clients to recover damages originating from such alleged violations.

For more information on our regulatory and antitrust investigations and proceedings see “Item 8. Financial Information — Other Financial Information — Legal Proceedings.”

Although we have contested each of these proceedings, we cannot exclude the possibility that we will be held liable in any of them, or if found liable, that we would be successful in our appeals. We also can offer no assurance that there will not be in the future other investigations or proceedings by the Energy Authority, the Antitrust Authority or other regulatory bodies in Italy or abroad. Should we be held liable in the current or any future investigations or proceedings, and should such liability result in the imposition of significant fines or of material restrictions on our activity, there could be a material adverse effect on our financial condition and results of operations.

The European Commission has launched an investigation into the functioning of the European energy market that could lead to measures which could have a material adverse effect on our operations.

In June 2005, the European Commission launched an investigation into the functioning of the European energy market. In January 2007, the European Commission published the results of this investigation, highlighting several issues, including high levels of market concentration, vertical integration of supply and possible collusion between incumbent operators to share markets. The Commission is expected to tackle these problems through individual cases under the competition rules (anti-trust, merger control, and state aids) and will act to improve the regulatory framework for energy liberalization. Although we cannot at this stage predict what actions the European Commission may take as a result, we cannot foreclose the possibility that the report will lead to the adoption of measures that could adversely affect our operations.

We exceed our CO2 emission quotas in both Italy and Spain and have to purchase CO2 emission rights in the market to cover the excess. We can not predict what effect such ongoing excess of CO2 emission will have on our business.

Our operations in Italy and other Member States of the European Union are subject to CO2 emission quotas that were adopted by regulatory authorities pursuant to the Kyoto Protocol. Our operations in both Italy and Spain exceeded their respective quotas in 2005 and 2006 by an aggregate for both years of 20.74 million tons and are likely to exceed their respective quotas again in 2007. The European Commission has recently approved the quotas for the period from 2008 through 2012. We do not expect to meet the 2008-2012 quotas applicable to our operations in Italy and Spain. Failing to meet these quotas will require us to dedicate additional resources towards the purchase of CO2 emission rights. While the price of such rights has decreased significantly in recent periods due to an oversupply in the European market, we can offer no assurance that our ongoing excess of CO2 emissions in Italy and Spain above the relevant quotas could not eventually result in significant costs that could have a material adverse effect on our results of operations. For additional information on our CO2 emissions in Italy and abroad see “Item 4. Information on the Company — Business — The Enel Group — Domestic Generation and Energy Management — Generating Facilities — Thermal Production” and “Item 4. Information on the Company — Business — The Enel Group — International Operations — International CO2 Emission Trading”, respectively.

European and Italian regulations require the separation of distribution and sales operations in the electricity and gas sectors, which limits our ability to exercise control over our subsidiaries engaged in these activities.

European legislation adopted in 2003 requires the separation or “unbundling” of distribution and sales operations in the electricity and natural gas sectors. In 2007, the Energy Authority adopted rules to ensure an adequate level of separation of these activities in Italy at a functional level. These rules require that the distribution activities of integrated groups such as ours be managed independently of the group’s other businesses. Accordingly, our subsidiaries engaged in the distribution of natural gas or electricity must be able to exercise independent decision making. Moreover, there are limitations on the ability of directors of our other businesses serving as directors in our distribution subsidiaries. Although we have appealed the decisions of the Energy Authority in this regard, so long as they remain in force we will be able exercise only limited control over the day-to-day operations and investment decisions of these subsidiaries.

In addition, in June 2007 the Italian government approved an emergency law decree to complete the implementation of EU directives on gas and electricity, and, in particular, EU directives on the unbundling of gas and electricity distribution operations. The new law decree takes the rules on unbundling already in place one step further by requiring electricity distribution companies with at least 100,000 costumers to establish separate companies to carry out their selling activities by December 2007. However, household customers and small enterprises that do not elect to participate in the free market will continue to be supplied by their current distribution company, or its selling affiliate, under conditions set by the Energy Authority. The Single Buyer will continue to be responsible for purchasing electricity for resale to these household customers and small enterprises. The new law also empowers the Energy Authority to adopt additional rules on the functional separation of gas and electricity distribution activities of integrated groups such as ours and calls for the Minister of Economic Development to issue rules that guarantee that all customers, other than household customers and small enterprises who had not elected to participate in the free market, have access to a supplier of last resort. Unlike legislative decrees, law decrees are emergency measures and as such must be ratified by the Italian parliament within sixty days from their approval, otherwise they are no longer effective.

For additional information on these regulatory requirements see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — Distribution of Electricity.”

Regulatory measures have terminated priority access to the trans-national transmission grids for electricity purchased under long-term supply contracts with suppliers in other EU members states, thus impairing our ability to import electricity into Italy.

We are currently parties to three long-term supply contracts with electricity generators outside of Italy — two in France and the other in Switzerland — from which we can obtain the equivalent of approximately 2,000 MW in generation capacity. Until December 31, 2005, the energy we purchased under all of these contracts enjoyed priority access to the electricity transmission grid connecting France and Switzerland to Italy, and thus we were able to import that electricity for sale in Italy. Measures adopted by French and Italian authorities, however, have terminated the priority access rights for our French contracts, which are due to expire at the end of 2007 and 2033, and thus impaired our ability to import the electricity we purchase under these contracts. The electricity we are unable to import into Italy must be sold abroad, usually at a lower price. For additional information on the measures adopted by the French and Italian authorities see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — Imports.” Our long-term supply contract with the Swiss supplier is unaffected by the regulatory actions described above, since Switzerland is not a member of the European Union.

We operate our Italian electricity and gas distribution networks and hydroelectric plants under government concessions. Non-renewal of these concessions upon their expiration, and, in certain cases, the possible acceleration of their expiration date, could adversely affect our business, result of operations and financial condition.

We operate our Italian electricity and gas distribution networks and our hydroelectric plants under government concessions. The concession of our gas distribution networks are due to expire as follows:

•	As a result of recent regulatory changes, gas distribution concessions awarded prior to May 2000 by means other than competitive tender expire by law at the earlier of their original expiration date or December 31, 2007, and may be extended up to December 31, 2009 if certain conditions are met; local authorities may at their option extend this date by one additional year.

1.	The compatibility of the Italian law establishing these expiration dates with EU law is currently under scrutiny in a case unrelated to us before the Administrative Court of Lombardy. This tribunal has submitted the question to the European Court of Justice. A finding by European Court of Justice that the law is incompatible with EU law would bring into question the expiration date of our natural gas concessions falling under this category.

•	Certain gas distribution concessions for southern Italy, partially financed through public funds made available in the context of a public incentive plan for the use of natural gas, expire at the later of June 21, 2012 or twelve years from the entry into force of their approval by the Ministry of Economy and Finance.

•	Gas distribution concessions awarded prior to May 2000 by competitive tenders expire at the earlier of their original expiration date or December 31, 2012.

The majority of our existing gas distribution concessions are currently due to expire on December 31, 2009, although as stated in the first bullet point above, the concessions awarded to us prior to May 2000 by means other than competitive tender remain subject to a certain degree of legal uncertainty. For additional information regarding our gas distribution concessions and related regulatory changes see “Item 4. Information on the Company — Regulatory Matters — Gas Regulation.”

The concessions for our hydroelectric plants are due to expire in 2029, except for those located in Trentino-Alto Adige, a region that enjoys special autonomous status under Italian law, which are due to expire in 2010. These hydroelectric plants accounted for approximately 36% of our net installed capacity in Italy as of December 31, 2006 (approximately 5% for those in the region of Trentino-Alto Adige).

We do not enjoy renewal preferences as the existing holder of any of our concessions. Accordingly, upon their expiration we will have to compete with other operators in order to renew them, and may not be able to do so at all or on favorable terms. This could have a material adverse effect on our business, result of operations and financial condition.

In addition, beginning in 2004, the European Commission has challenged certain Italian regulations concerning hydroelectric concessions, including their current expiration date in 2029 (and 2010 in Trentino-Alto Adige), on the ground that they violated EU law. Although the Italian government has made a number of regulatory changes in response to these proceedings, the expiration dates in 2029 (and 2010 in Trentino-Alto Adige) remain. We do not know whether the European Commission will decide to bring its proceeding to an end in light of the regulatory changes, but since the proceedings remain at least partially open, we can offer no assurance that the European Commission will not seek to accelerate the expiration date of hydroelectric concessions in Italy, including ours. For additional information on the proceedings brought by the European Commission and the regulatory changes adopted by the Italian government, see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — Hydroelectric Power.”

Our businesses are subject to numerous environmental regulations, and we are parties to a significant number of legal proceedings relating to environmental matters, that could significantly affect our financial condition and results of operations.

Our businesses are subject to extensive environmental regulations under Italian law and the laws of other countries in which we operate, including laws adopted to implement European Union regulations and directives and international agreements on the environment. Environmental regulations affecting our business primarily relate to air emissions, water pollution, waste disposal and electromagnetic fields. The principal air emissions deriving from thermal electricity generation are sulfur dioxide (SO2), nitrogen oxides (NOx), carbon dioxide (CO2) and particulate matter such as dust and ash.

We incur significant costs to comply with environmental regulations requiring us to implement preventive or remedial measures. Environmental regulations may also influence our business decisions and strategy, such as by discouraging the use of certain fuels. In addition, expressions of public concern about environmental problems associated with electricity generating plants, power lines and other facilities may result in even more stringent regulation in the future, which could further increase costs. We are also parties to a significant number of legal proceedings relating to environmental matters. The aggregate amount of damages that we may be required to pay and the aggregate costs of remediation or preventive measures we may be required to implement in connection with these proceedings may be significant.

The adoption of any additional or more rigorous environmental regulations applicable to our businesses would be likely to increase our costs and could have a negative effect on our financial condition and results of operations. Please see “Item 4. Information on the Company — Regulatory Matters — Environmental Matters” and “Item 8.

Financial Information — Other Financial Information — Legal Proceedings” for a more detailed discussion of environmental matters.

Other Risks Relating to Our Businesses

Our historical consolidated financial and operating results may not be indicative of future performance.

In 2005, we discontinued the operations of our former Telecommunications Division and Transmission Division, following the deconsolidation of Wind and Terna, respectively, as a result of our disposal of a controlling interest in each of these companies. During 2005 and 2006, we also made significant acquisitions, entered into agreements to make additional significant acquisitions, and made other significant strategic investments. Please see “Item 4. Information on the Company — History and Development of the Company” for additional information on these transactions.

We may continue to divest assets as a part of our ongoing efforts to refocus our activities on our core electricity and gas businesses, and to acquire new businesses and make other significant investments as part of our international expansion. As a result, our historical consolidated financial and operational performance during or as of the end of periods ending on or prior to the consummation of these transactions may not be indicative of our future operating and financial performance.

The Italian social security fund is seeking to impose significant liabilities on us.

As a former state-owned company we do not believe we are required to make certain contributions to the Italian social security system with respect to our employees. However, on May 6, 2005, the Italian social security fund or INPS, issued a circular extending these social security obligations to former state-owned companies and national public entities carrying out industrial activities. Moreover, INPS indicated in its circular that this obligation would be applied to privatized companies such as Enel with retroactive effect as of the date of the privatization. As we believe that this circular should not apply to us, we challenged it before the Tribunal of Rome.

In March 2006, the Italian Council of State, upon INPS’ request, expressed the opinion that INPS may not impose retroactive obligations. Although this opinion supports our position, it is not binding on the Tribunal of Rome and we can offer no assurance that this court will rule that the INPS circular does not apply to us, whether for the period after its issuance or retroactively. We estimate that the amounts we would be required to pay if the circular applied to us would total approximately €80 million per year going forward, of which €30 million are for social security contributions relating to involuntary unemployment, and a total of approximately €500 million in retroactive payments. However, on August 1, 2006, the Ministry of Labor concluded a formal inquiry determining that Enel and its subsidiaries are in fact exempted from social security contributions relating to involuntary unemployment.

Despite the favorable decisions of the Council of State and the Ministry of Labor, in 2006 and 2007 we received from INPS several invoices requesting payment for the social security contributions in dispute for previous years. Some of these invoices were subsequently withdrawn by INPS, others were suspended by Italian courts upon our requests. Despite these favorable outcomes, we can offer no assurance that we will ultimately prevail in our dispute with INPS regarding these social security contributions and our failure to do so could in turn have a material adverse effect on our results of operations and financial condition.

Legislation enacted in 2005 could increase our local property tax burden.

On May 31, 2005, the Italian parliament passed a law to aid local governments that included, among other things, provisions regarding the determination of the deemed value of electricity generation facilities for purposes of assessing local property taxes. Under this law, owners of electric utilities are required to include in the computation of the taxable value of their facilities not only land and buildings, but also the value of removable parts of the facilities, such as generation equipment. Should these provisions be applied to all our electricity generation facilities, and the pending and prospective litigation regarding the assessment of their deemed value be unsuccessful, we expect that our local property tax (the imposta comunale sugli immobili, or ICI) would increase by approximately €80 million per year.

In addition, local authorities may claim, on the basis of a recent decision by the Italian Supreme Court in a case relating to one of our facilities, that they can apply the provisions in question retroactively, starting from fiscal year 2003. We believe that the court’s decision does not in fact provide grounds for such a claim and thus, if such a claim were raised, we would challenge it before the competent court. However, should such a claim be successful, we estimate that our ICI liability would increase by up to €40 million for each fiscal year starting from 2003.

The constitutionality of the provisions in question is currently under review by the Italian Constitutional Court. However, their applicability has not been suspended pending the Court’s decision.

We are defendants in a number of legal proceedings.

We are defendants in a number of legal proceedings incidental to the generation and distribution of electricity and our other business activities. Our pending legal proceedings include various civil and administrative claims and disputes relating to the construction and operation of several power stations, transport and distribution lines, and other matters that arise in the normal course of our business. We have established a reserve for litigation and other contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential loss involved. This reserve, which also includes provisions for other contingencies and uncertainties related to our operations, is included in other non-current liabilities in our consolidated balance sheet, and amounted to €3,729 million at December 31, 2006, of which €348 million related to legal proceedings. Please see “Item 8. Financial Information — Other Financial Information — Legal Proceedings.”

However, we are not able to predict the ultimate outcome of any of the claims against us, and any material damages or other costs imposed on us in the event of an unfavorable outcome may be in excess of our existing reserves. We cannot exclude that unfavorable decisions in proceedings against us could have a material adverse effect on our financial position or results of operations.

Risks Relating to our Ordinary Shares and ADSs

The MEF, our major shareholder, has significant influence over our actions.

The MEF is our major shareholder as it currently directly owns 21.1% of our outstanding share capital and controls Cassa Depositi e Prestiti S.p.A., which owns 10.1% of our outstanding share capital. However, as explained in more detail in “Item 7 — Major Shareholders and Related Parties Transactions — Major Shareholders”, we do not believe that the MEF exercises powers of direction and control over us and our operations. Nonetheless, the MEF, as our major shareholder, could exercise significant control over all matters to be voted on by our shareholders, including, without limitation, the election and removal of directors, approval of the annual financial statements and possible capital increases or amendments to our by-laws. As a result, other shareholders’ ability to influence decisions on matters submitted to a vote by our shareholders may be limited.

The special powers of the Italian government may permit it to influence our business, regardless of the level of its shareholding.

The Italian privatization law (as amended) and our by-laws confer upon the Italian government, acting through the MEF (which acts after consultations with and in agreement with the Ministry of Productive Activities), certain special powers with respect to our business and actions by our shareholders. These powers, which the MEF confirmed with a decree issued on September 17, 2004, may permit the government to influence our business, regardless of the level of its shareholding.

In particular, the MEF has the following special powers:

•	The power to oppose the acquisition by persons or entities of an interest in the us equal to or in excess of 3% of our shares with voting rights at ordinary shareholders’ meetings,

•	The power to oppose certain types of shareholders’ agreements entered into by holders of at least one-twentieth of the voting capital stock at ordinary shareholders’ meetings,

•	The power to veto any resolution to dissolve, merge or demerge us, transfer a significant part of our business or our registered headquarters outside of Italy, change our corporate purpose or eliminate or modify any of the MEF’s special powers, and

•	The power to directly appoint one non-voting member of our board of directors, in addition to the voting members elected by our shareholders.

The MEF may exercise these powers only for due cause when it believes that a concrete detriment to vital national interests would otherwise result. The special powers retained by the MEF are described in further detail under “Item 7. Major Shareholders and Related Party Transactions — Major Shareholders” and “Item 10. Additional Information — By-Laws.” As a result of these powers, we may not enter into change of control transactions without the approval of the MEF, in agreement with the Ministry of Productive Activities. This may limit the ability of our shareholders to benefit from a premium in connection with a change of control transaction. The European Commission has challenged these special powers of the Italian government before the European Court of Justice, claiming that they are contrary to EU law. These proceedings are currently pending and we can offer no assurances as to their possible outcome.

The value of our ordinary shares or ADSs may be adversely affected by sales of substantial amounts of shares by the MEF or other shareholders or the perception that such sales could occur.

The MEF and/or Cassa Depositi e Prestiti may sell our ordinary shares at any time. Since 2004, the MEF has sold ordinary shares representing approximately 28.8% of our share capital by means of public offerings and private placements to institutional investors that were not registered under the Securities Act. These sales have brought the MEF’s direct and indirect ownership of our share capital to its current 30.2%. There are no minimum ownership or similar requirements under Italian law that would limit sales of additional shares by the MEF or Cassa Depositi e Prestiti. Sales of substantial amounts of ordinary shares by the MEF or other shareholders, or the perception that such sales could occur, could adversely affect the market price of our ordinary shares and American Depositary Shares, or ADSs, and could limit our ability to raise capital through equity offerings.

The value, expressed in dollars, of our ordinary shares and ADSs and of any dividends we pay in respect of our ordinary shares and ADSs will be affected by the euro/dollar exchange rate.

We pay cash dividends in euros. As a result, exchange rate movements may affect the amounts, expressed in U.S. dollars, that investors holding ADSs receive from JP Morgan Chase Bank, the depositary for our ADR program, in respect of such dividends. Moreover, the price of our ordinary shares is quoted in euros. Therefore, exchange rate movements may also affect the U.S. dollar price of the ADSs corresponding to our ordinary share price. Since January 2, 2004, the U.S. dollar has depreciated 6.41% against the euro, to $1.3399 per euro as of June 21, 2007.

It is possible that the price of ordinary shares and ADSs will experience significant volatility.

The market price of our ordinary shares and ADSs may be significantly affected by factors such as variations in our results of operations, market conditions specific to our industry and changes in regulations applicable to us. In addition, stock markets can experience significant fluctuations that may be unrelated to the performance or circumstances of the specific companies whose shares are affected. Market fluctuations, as well as economic conditions, may adversely affect the market price of our ordinary shares and ADSs.

If you hold ADSs rather than ordinary shares it may be difficult for you to exercise some of your rights as a shareholder.

It may be more difficult for you to exercise your rights as a shareholder if you hold ADSs than it would be if you directly held ordinary shares. For example, if we offer new shares and you have the right to subscribe for a portion of them, the depositary of our ADR program is allowed, in its own discretion, to sell for your benefit that right to subscribe for new shares instead of making it available to you. Furthermore, in some cases, you may not be able to vote by giving instructions to the Depositary on how to vote for you.

Forward-Looking Statements

This annual report includes forward-looking statements. When used in this annual report, the words “seek(s),” “intend(s),” “estimate(s),” “plan(s),” “project(s),” “aim(s),” “expect(s),” “will,” “may,” “believe(s),” “should,” “anticipate(s)” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements regard, among other things:

•	Anticipated trends in our businesses, including trends in demand for electricity,

•	Changes in the regulatory environment and expectations on how and when new regulations will be implemented,

•	The remuneration of our generation activities based on competitive electricity prices rather than tariffs following the introduction of trading on the Italian power exchange,

•	The impact of changes in electricity and gas tariffs,

•	Our ability to implement our cost reduction program successfully,

•	The possibility that significant volumes of lower-cost electricity will become available as a result of increased imports and the construction of new plants in Italy,

•	Our intentions with respect to future dividend payments,

•	Our intention to expand our core businesses, including by increasing our presence in renewable energy and developing our gas distribution and sales business,

•	Our intention to expand our operations outside Italy, and

•	Future capital expenditures and investments.

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

History and Development of the Company

Enel was established in December 1962 as a state-owned entity (Ente Nazionale per l’Energia Elettrica) through the nationalization of approximately 1,250 private power companies in Italy. In 1992, Enel S.p.A. was incorporated under the laws of Italy as a società per azioni, or a company whose capital is represented by shares, owned by the Italian government through the MEF.

Under its current statuto, or by-laws, Enel’s corporate duration expires on December 31, 2100. Enel’s principal place of business is Italy, but it also has operations in Spain, Slovakia, Romania, Bulgaria, Latin America, North America, Russia, France, Greece and Turkey. Its registered office is located at Viale Regina Margherita 137, Rome, Italy. Enel’s main telephone number is +39 06 83051. Enel is represented in the United States by our subsidiary Enel North America Inc. (“Enel North America”), located at One Tech Drive, Suite 220, Andover, MA 01810.

Important Events in the Development of the Company’s Business

Liberalization

Italy’s electricity market was highly regulated until the Bersani Decree came into force on April 1, 1999. The Bersani Decree began the liberalization of the Italian electricity market, allowing energy prices charged by generators to be freely determined by the market. The Bersani Decree and other liberalization reforms required significant changes in our business, including:

•	the separation of our significant businesses into separate subsidiaries (beginning in October 1999),

•	the transfer of management and control of the Italian national electricity transmission grid and electricity dispatching to the GRTN (now the Gestore dei Servizi Elettrici or GSE), a company wholly-owned by the MEF, and the subsequent sale of 94.88% of our former wholly-owned subsidiary Terna, which owns more than 90% the Italy’s transmission grid; as a result of this sale, Terna was deconsolidated on September 15, 2005, and

•	the sale of three generation companies (accounting for approximately 15,000 MW of our generating capacity) and several municipal distribution companies.

Privatization

As a result of the liberalization reforms, the MEF was also required to reduce its ownership of Enel, beginning with an initial public offering in November 1999 of 32% of our share capital, as part of which our ADSs were listed on the New York Stock Exchange and our shares listed on the Telematico, the Italian screen-based trading market managed by Borsa Italiana. The initial public offering was followed by a number of offerings of our shares to international institutional investors and/or to retail investors in Italy by the MEF in 2003, 2004 and 2005. These offerings reduced the MEF’s direct ownership to its current 21.1%. The MEF indirectly has an additional stake in our share capital through Cassa Depositi e Prestiti, a company now owned 70% by the MEF, to which it sold 10.15% of our share capital in 2003.

Expansion of Electricity Operations Abroad

In 2002 and 2003, we began to expand our electricity operations abroad through the acquisition of Electra de Viesgo S.L. (“Viesgo”), a company with electricity generation and distribution operations in Spain, and Maritza East III Power Company AD (“Maritza East III”), a company with electricity generation operations in Bulgaria. These initial steps were followed by the acquisition of power producers specializing in renewable resources in the Americas, and the launch of our Enel Unión Fenosa Renovables S.A. joint venture in Spain. More recently, we completed a number of additional acquisitions as part of our expansion outside of Italy, including the following:

•	in April 2006, we acquired a 66% interest in Slovenské elektrárne (“SE”) for total consideration of approximately €840 million. SE, the principal electric power generation company in Slovakia, has a total net installed capacity of approximately 6,442 MW,

•	in June 2006, we won the auction for a 67.5% stake in the Romanian power distribution company Electrica Muntenia Sud (“EMS”), an electricity distributor with approximately 1.1 million customers in Bucharest, Romania, for total consideration of approximately €820 million. We expect to complete this acquisition in the second half of 2007,

•	in June 2007, we won an auction to acquire for approximately $1.5 billion (approximately €1.1 billion) a 25.03% stake in JCS Fifth Generation Company of the Wholesale Electricity Market or OGK-5, one of the six thermal wholesale generation companies in Russia, which has four thermal power plants located in various regions of the country with an aggregate installed capacity of approximately 8,700 MW. Later that same month, we increased our stake in OGK-5 by 4.96%, bringing our total stake in that company to 29.99%.

For a complete list of our recent acquisitions outside of Italy see “ — Business — The Enel Group — International Operations.”

Former Telecommunications Operations

In 1997, together with France Télécom and Deutsche Telekom, we founded the telecommunications company Wind, in which we originally had a 51% stake. We subsequently increased our ownership through various transactions to 100%. In May 2005, in line with a refocusing of our strategy on our core energy operations, we entered into an agreement for the sale of Wind to Weather Investments in a series of transactions, which were completed in February 2006. As consideration for the sale, we received cash of €3,009 million and a 26.1% interest in Weather Investments, a private consortium headed by Naguib Sawiris that controls the Egypt-based mobile phone operator Orascom. In December 2006, we sold our 26.1% interest in Weather Investments to Naguib Sawiris for approximately €1,962 million. Wind was deconsolidated on August 11, 2005.

Corporate Reorganization

At the end of 2005, our management decided to re-organize the Group’s internal structure by dividing our Sales, Infrastructure and Networks Division into two separate divisions and by centralizing all of our international generation, sales and distribution operations, which previously had formed part of separate divisions, in a new International Division. This reorganization was effective as of January 1, 2006. Our divisions under the new structure are as follows:

•	Domestic Generation and Energy Management Division,

•	Domestic Sales Division,

•	Domestic Infrastructure and Networks Division, and

•	International Division.

Each division is headed by a senior manager who reports directly to the chief executive officer of Enel. Moreover, all non-core services provided by Group companies to other companies of the Group have been classified under Services and Other Activities. Enel, as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of all Group companies. Each of Enel (which for reporting purposes we have classified as the “Parent Company”), our divisions and Services and Other Activities, constitutes a separate segment for business and financial reporting purposes.

For additional information on our divisions and their activities, see “— Business — The Enel Group” below. For a detailed discussion of our operational and financial results in the period 2004-2006, see “Item 5. Operating and Financial Review and Prospects.”

Expansion Into Gas Exploration

In April 2007, Enineftegaz, a consortium in which Enel has a 40% interest and Eni (the largest Italian oil and gas company) a 60% interest, successfully acquired a group of natural gas related assets formerly owned by Yukos, including OAO Arcticgaz, ZAO Urengoil, OAO Neftegaztechnologia and a 20% stake in OAO Gazprom Neft, for total consideration of approximately $5.83 billion (equal to approximately €4.3 billion), $852 million of which is payable by Enel (equal to approximately €631 million).

Capital Investment Program

We have summarized in the table below our aggregate capital expenditures on tangible and intangible assets for our current and discontinued operations by division during each of 2004, 2005 and 2006. During these years, we have not incurred significant capital expenditures with respect to the activities of our Parent Company. Following the reorganization of the Group’s internal structure at the end of 2005, capital expenditures relating to international generation, sales and distribution operations in 2004 and 2005, which had previously been included in other divisions, have been allocated to our International Division. In the tables below, capital expenditures under “Transmission” relate to the activities of our former subsidiary Terna, which was deconsolidated on September 15, 2005, following our divestiture of 94.88% of our stake in this company, and under “Telecommunications” to the activities of our former subsidiary Wind, which was deconsolidated on August 11, 2005, following the sale of our entire stake in this company. For additional information on our divisions and their activities see “Business — Overview” and “Business — The Enel Group.”

	2004	2005	2006
	(In millions of euro)

Current Operations:
Parent Company	10	11	13
Domestic Generation and Energy Management Division	678	798	897
Domestic Sales Division	—	53	56
Domestic Infrastructure and Networks Division	1,663	1,570	1,459
International Division	227	299	467
Services and Other Activities	112	98	71

Total for Current Operation	2,690	2,829	2,963
Discontinued Operations:
Transmission	277	142	—
Telecommunications	867	286	—

Total for Discontinued Operations	1,144	428	—
Total for Current and Discontinued Operations	3,834	3,257	2,963

In 2006, we incurred total capital expenditures on tangible and intangible assets in our core electricity generation, sales and distribution businesses of €2,879 million (of which €2,718 million was spent on tangible assets).

We have summarized in the table below our aggregate capital expenditures on tangible assets by division during each of 2004, 2005 and 2006.

	2004	2005	2006
	(In millions of euro)

Current Operations:
Parent Company	—	2	3
Domestic Generation and Energy Management Division	667	778	880
Domestic Sales Division	—	2	13
Domestic Infrastructure and Networks Division	1,586	1,508	1,381
International Division	221	290	444
Services and Other Activities	87	68	38

Total for Current Operation	2,561	2,647	2,759
Discontinued Operations:
Transmission	277	139	—
Telecommunications	680	251	—

Total for Discontinued Operations	957	390
Total for Current and Discontinued Operations	3,518	3,037	2,759

For the period 2007-2011, we expect to incur capital expenditures on tangible and intangible assets for the Enel Group of approximately €20.3 billion. Of this total, we expect to incur capital expenditures of approximately €4,535 million in 2007 and approximately €4,811 million in 2008. We expect to cover our capital expenditures in the 2007-2011 period with our cash flow from operations.

We have summarized in the table below our expected aggregate capital expenditures for 2007-2011 by geographical region.

Geographical Region:	2007-2011
(In millions of euro)

Italy	14,523
Spain	1,913
Slovakia	1,724
Romania	766
North America	619
France	381
Bulgaria	247
South America	128
Russia	2

Total	20,303

The following discussion analyzes in greater detail the capital expenditures in 2006 of each of our divisions, focusing on tangible assets, which are the most significant part of our capital investments in our core electricity and gas operations.

Domestic Generation and Energy Management

In 2006, the Domestic Generation and Energy Management Division had capital expenditures on tangible assets of €880 million, an increase of €102 million or 13.1% from €778 million in 2005. These expenditures included the ongoing process of conversion of our approximately 1,900 MW oil-fired plant at Torrevaldaliga North to “clean coal” technology, on which we spent approximately €303 million during the year. We also continued implementing our strategic plan to increase investment in renewable (wind, hydroelectric, geothermal) generation facilities, spending approximately €238 million in 2006. Of this amount, we spent €112 million on capital improvements that we expect will allow us to better comply with regulations requiring us to provide a specified amount of “green certificates” each year.

Overall, our Domestic Generation and Energy Management Division expects to invest approximately €6,300 million on tangible and intangible assets in the 2007-2011 period. It expects to make approximately €2,900 million of those expenditures on tangible assets on the ongoing implementation of our program to convert oil-fired thermal generation plants to CCGT or to burn coal. The bulk of these expenditures are destined for our coal conversion program. In particular:

•	with respect to CCGT conversions, we have completed the conversion of approximately 4,600 MW of capacity and plan to continue the CCGT conversion program at the Termini Imerese power plant (for approximately 375 MW), and

•	with respect to coal conversions, we plan to continue the conversions of our thermal generation plants at Torrevaldaliga North and begin similar conversions of certain other power generation units, expected to affect in the aggregate approximately 3,800 MW of net installed capacity. The conversion plans for approximately 1,900 MW of this amount are still subject to regulatory approval.

Our Domestic Generation and Energy Management Division also plans to invest approximately €1,650 million in the 2007-2011 period on developing generation from renewable resources.

Domestic Sales Division

Capital expenditures on tangible assets in our Domestic Sales Division increased sharply to €13 million in 2006, from €2 million in 2005, due primarily to the renewal of the hardware platform of our call center.

Domestic Infrastructure and Networks

Capital expenditures on tangible assets in our Domestic Infrastructure and Networks Division decreased 7.3% to €1,381 million in 2006, from €1,508 million in 2005.

Capital expenditures on our Italian electricity distribution networks decreased 9.0% to €1,159 million in 2006, from €1,200 million in 2005, reflecting more selective investing in quality improvements in light of the service continuity levels already achieved. The expenditures in 2006 included approximately €285 million relating to our “Telemanagement” digital meter project (see “Business — The Enel Group — Distribution of Electricity — Telemanagement System” for additional information on this system). In 2006, we installed an additional 2.9 million meters, bringing the total number of meters installed at December 31, 2006 to approximately 29.8 million, of which approximately 28.9 million were already remotely connected to our system. We expect the Telemanagement project, for which we expect installation of the new meters to be completed by the end of 2007, to entail total investments of approximately €2.4 billion, of which approximately €2.2 billion have already been spent.

Capital expenditures on our gas distribution network increased 25.0% to €88 million in 2006, from €71 million in 2005, due to our project to expand our methane distribution network.

In the 2007-2011 period, our Domestic Infrastructure and Networks Division plans to invest approximately €6,923 million in tangible assets, plus an additional €459 million in intangible assets, on our electricity and natural gas distribution networks. This amount includes the following planned expenditures:

•	approximately €2,652 million to connect new customers to our electricity distribution network,

•	approximately €1,230 million to improve the service quality of our electricity network, so that we may continue to exceed the targets established by the Energy Authority in those areas in which we are exceeding them, and improve our performance in those areas in which we are not, and

•	approximately €452 million in developing our natural gas distribution networks, primarily by building new pipelines, either in response to customer requests or as part of our business development policies, as well as by improving the quality of our gas service levels and safety.

Our Domestic Infrastructure and Networks Division also plans to invest approximately €200 million on internal resource planning software to improve the efficiency of both our distribution activities and our accounting system.

International Division

International generation operations.  Aggregate capital expenditures on international generation operations in 2006 were (before eliminations relating to transactions with companies of our Domestic Generation and Energy Management) approximately €439 million, as compared to €231 million in 2005. The capital expenditures in 2006 included:

•	approximately €175 million for the conversion of certain of Enel Viesgo Generación’s plants to CCGT technology,

•	approximately €79 million for the Maritza East III’s ongoing plant refurbishment project,

•	approximately €71 million for recurrent maintenance at Slovenské elektrárne,

•	approximately €54 million for the development of renewable generation facilities by Enel Unión Fenosa Renovables,

•	approximately €45 million for development of wind-generation projects and recurrent maintenance in North America, and

•	approximately €15 million for maintenance activities to sustain our current levels of generation capacity in Latin America.

International distribution and sales operations.  Aggregate capital expenditures on international sales and distribution operations in 2006 were approximately €134 million, as compared to €68 million in 2005. The capital expenditures in 2006 included:

•	approximately €66 million invested by Electra de Viesgo Distribución SL on tangible assets, primarily to upgrade its distribution network in compliance with regulatory requirements and to roll out the digital meter project,

•	approximately €66 million to improve our distribution network in Romania, and

•	approximately €2 million to be invested by Viesgo Energia SL.

Planned Investments 2007-2011.  In the 2007-2011 period, we plan to spend approximately €5,781 million on our international operations, of which we plan to spend €4,651 million on our international generation operations and €1,124 million on our international distribution and sales operations.

The planned capital expenditures on our international generation operations include the following:

•	approximately €1,724 million at SE, of which €1,110 million would be directed towards the construction of two units at the nuclear power plants at Mochovce,

•	approximately €1,088 million at Enel Viesgo Generación, primarily to implement a program to convert certain of its coal plants to CCGT,

•	an aggregate of approximately €748 million in North America and South America, of which €128 million would be directed towards the development of a new hydroelectric plant in Guatemala (which we expect to become operational in 2011) and on geothermal exploration activities in Chile, and €620 million would be directed towards the development of new wind farms in North America,

•	approximately €421 million on further development of our generation capacity from renewable resources at Enel Unión Fenosa Renovables,

•	approximately €381 million that Enel Erelis plans to invest on various wind farms projects in France, and

•	approximately €233 million at Maritza East III in Bulgaria, primarily to complete its ongoing plant refurbishment program.

The planned capital expenditures on our international distribution and sales operations include the following:

•	In June 2006, we won the auction for a 67.5% stake in the Romanian power distribution company EMS. We expect to complete this acquisition in the second half of 2007. Upon successful completion of the acquisition, we expect to make capital expenditures of approximately €435 million at EMS.

•	Electra de Viesgo Distribución SL is planning to invest approximately €354 million to improve service performance and network safety, and to implement its own digital meter project.

•	We plan to invest approximately €332 million at Electrica Banat and Electrica Dobrogea to improve the quality and the efficiency of our distribution network in Romania, in line with the plan authorized by the Romanian Authority (ANRE) for the years 2005-2007.

Services and Other Activities

With respect to Service and Other Activities, we incurred total capital expenditures on tangible and intangible assets of approximately €71 million in 2006, as compared to €98 million in 2005, and expect to maintain our capital expenditures on tangible and non-tangible assets in 2007 at a level similar to that of 2006.

Transmission and Telecommunications

In 2005, we discontinued the operations of our former Telecommunications Division and Transmission Division, following the deconsolidation of Wind and Terna, respectively, as a result of our disposal of a controlling interest in each of these companies. Accordingly, all capital expenditures on tangible and intangible assets related to Wind and Terna (€286 million and €142 million in 2005, respectively, as compared to €867 million and €277 million in 2004), refer to the period prior to our deconsolidation of these companies. We intend to use the proceeds from these sales primarily to finance our international expansion outside of Italy through acquisitions. However, should we fail to identify assets that meet the criteria set forth in our investment strategy by the end of 2007, we may use part of the available financial resources to buy back Enel shares in the market.

Proposed Acquisition of Endesa

Consistent with our objective to become one of the largest electricity companies in Europe, on April 11, 2006, we filed with Spain’s securities regulator, the Comisión Nacional del Mercado de Valores or “CNMV”, a prospectus and related documentation in connection with a joint tender offer we intend to launch with the Spanish company Acciona for 100% of the shares of Spanish utility Endesa. Our proposed offer originally contemplated a price per each Endesa share of €41.3, but in accordance with the terms and conditions of the offer contained in the prospectus we filed with the CNMV, the proposed offer price per share has been reduced to €40.16 to reflect the effect of a dividend payment recently announced by Endesa. The price can be further reduced to reflect the gross effect of any additional Endesa dividends, distributions (including any premiums that Endesa has agreed to pay to its shareholders for attending shareholders’ meetings), splits or share dividends up to the date on which the results of the joint offer are published. The offer price would be payable in cash.

Endesa is a limited liability energy company organized under the laws of Spain, with shares traded on the Madrid, Barcelona, Bilbao and Valencia stock exchanges in Spain, on the Santiago Off-Shore Stock Exchange in Chile and on the New York Stock Exchange (where they trade in the form of American Depositary Shares).

Based on publicly available information that we have not verified independently, Acciona, our partner in this initiative, is a group active primarily in Spain whose main lines of business include the development and management of infrastructure and real estate projects, transportation services, urban and environmental services, generation of electricity from renewable sources and the development of renewable energy infrastructure.

The prospectus we filed with the CNMV provides that the joint tender offer would be subject to the following conditions:

•	that the shares of Endesa tendered, together with any shares of Endesa held directly or indirectly by us or Acciona, represent more than 50% of the share capital of Endesa, and

•	that Endesa adopt certain amendments to its bylaws, such as removal of limits on shareholders’ voting rights.

In connection with the joint tender offer, we have entered into an agreement with Acciona (together with its wholly controlled subsidiary Finanzas Dos) for the joint control of Endesa, should the joint bid be successful. In this agreement we undertake with Acciona to create a joint-venture holding company to which we would together transfer 50.02% of Endesa’s share capital. The new holding company would be owned 50.01% by Acciona and 49.99% by us. Acciona and we would be entitled to appoint the same number of directors to the boards of both the new holding company and Endesa; the chairmen of both boards would be appointed by Acciona, and the chief executive officers of Endesa would be appointed by us.

Our agreement with Acciona also contemplates the integration of Acciona’s and Endesa’s renewable energy assets under a new company (Acciona Energia) in which Acciona would hold at least 51% of the share capital and Endesa the remaining part of the share capital. This new company would have operations in 24 countries and an expected generating capacity from renewable assets of more than 12,000 MW by 2009.

In order to finance the joint tender offer described above, our board of directors approved the following transactions:

•	our entry into a €35 billion syndicated term loan facility divided into three tranches with different maturities, subsequently reduced to €30 billion, which contains various covenants and undertakings on our part, including a limit on our consolidated net borrowings as of June 30 and December 31 of any given year equal to 6 times our consolidated EBITDA for the 12-month period ending on that date, and a limit on the financial indebtedness of our subsidiaries equal to 20% of the gross total assets of our Group,

•	renewal of our medium-term notes program with an increase of the principal amount we may issue under it from €10 billion to €25 billion,

•	one or more bond issuances for an aggregate amount of €5 billion, in euros or other currencies, to be placed with institutional investors by December 31, 2007.

Endesa’s board of directors has not taken any formal position with regards to our proposed joint tender offer.

We expect to move forward with the proposed tender offer when and if it is authorized by the CNMV. However, various factors beyond our control can interfere in this process. We therefore can offer no assurances that the proposed joint tender offer will be successful or executed on the terms currently contemplated.

Through our wholly-owned subsidiary Enel Energy Europe S.r.l., we currently hold shares representing 24.97% of the Endesa’s share capital. On April 26, we received the Spanish regulatory authorizations necessary to complete these purchases.

Our Dispute with E.On in Connection with its Tender Offer for Endesa

On February 21, 2006, E.On AG of Germany announced its intent to make an offer for all the outstanding ordinary shares and ADSs of Endesa. The E.On tender offer was subject to a number of conditions, including receipt of valid tenders for at least 50.01% of Endesa’s share capital.

On March 26, 2007, E.On filed a complaint against Enel and Enel Energy Europe with the U.S. District Court for the Southern District of New York alleging violations of U.S. securities laws in connection with our purchase of Endesa shares during the first half of 2007.

On April 2, 2007, Acciona and we entered into an agreement with E.On settling all legal disputes with regard to Endesa, including the suit filed with the U.S. District Court for the Southern District of New York. Under this agreement, E.On undertakes not to purchase any of the Endesa shares tendered in response to its offer if shares representing less than 50% of Endesa’s share capital were tendered. Under the same agreement, Acciona and we agreed to transfer to E.On:

•	Enel Viesgo Generación S.L., Electra de Viesgo Distribución S.L., Viesgo Energia S.L. and Enel Viesgo Servicios,

•	all of the assets owned by Endesa in Italy, France, Poland and Turkey,

•	certain thermal power plants owned by Endesa in Spain with an aggregate installed capacity of 1,475 MW (equal to approximately 2% of the total installed capacity of Spain),

•	a combined-cycle gas-turbine power plant with 800 MW of installed capacity currently under development, and

•	over 450 MW of nuclear installed capacity to be provided pursuant to a 10-year supply agreement .

Our agreement, but not the settlement of the litigation initiated by E.On, is conditioned upon our successful acquisition of at least 50% plus one share of Endesa’s share capital and voting rights exercisable in the shareholders’ meeting, and the power to appoint the majority of the board members of Endesa.

On April 10, 2007, E.On announced that its public tender offer had failed and, in accordance with our agreement, waived its right to purchase the 6% of Endesa’s share capital that had been tendered.

Business

Overview

We are the principal electricity operator in Italy, with the leading position in the generation, distribution and sale of electricity. Based on revenues, we were one of the largest industrial companies in Italy in 2006, with operating revenues of €38,513 million (approximately $50,826 million). We earned net income in 2006 of €3,036 million (approximately $4,006 million). We believe that, in terms of the volume of electricity sold in the year 2006, we were one of the largest electric utilities in Europe, and according to Bloomberg, we are also one of the largest publicly traded electric utilities in the world based on market capitalization.

The following table shows selected operating data for our electricity and natural gas operations in Italy for each of the past three years. Net production equals gross production of electricity less consumption by units generating electricity and mechanical and electrical losses in production.

	2004	2005	2006

Net installed capacity (GW) in Italy at year end	42.0	42.2	40.5
Net electricity production in Italy (TWh)	125.9	112.1	103.9
Electricity sales to end users in Italy (TWh)(1)	157.8	148.2	142.7
Electricity sales on the regulated market in Italy (TWh)	137.0	129.7	120.4
Electricity sales on the free market in Italy (TWh)	20.8	18.5	22.3
Total electricity distributed in Italy (TWh)(2)	261.2	259.3	263.4
Natural gas sales to end users in Italy (billions of cubic meters)	5.2	5.1	4.5
Natural gas sales customers in Italy at year end (millions)	2.0	2.1	2.3

(1)	Excluding sales to resellers.

(2)	Including electricity distributed to resellers.

The following chart sets forth each of our business reporting segments and the main companies that comprise each segment, as well as the country in which each company is incorporated. All subsidiaries in the chart are directly or indirectly wholly-owned by Enel, except in those cases where the chart notes our interest of less than 100%.

CORPORATE

Enel S.p.A.

Domestic Generation and Energy Management

- Enel Produzione S.p.A. (Italy)
- Enel Trade S.p.A. (Italy)

Domestic Sales

- Enel Distribuzione S.p.A. (Italy)
- Enel Energia S.p.A. (formerly Enel Gas) (Italy)
- Enel.si – Servizi Integrati S.r.l. (Italy)
- Deval S.p.A. (Italy) (51%)

Domestic Infrastructure and Networks

- Enel Distribuzione S.p.A. (Italy)
- Enel Rete Gas S.p.A. (Italy) (99.8%)
- Enel Sole S.r.l.. (Italy)
- Deval S.p.A. (Italy) (51%)

International

- Viesgo Generación SL (Spain)
- Electra de Viesgo Distribución SL
- Enel Unión Fenosa Renovables SA (Spain) (50%)
- Enel Maritza East 3 AD (Bulgaria) (73%)
- Enel North America Inc. (USA)
- Enel LatinAmerica LLC (USA)
- Slovenské elektrárne (Slovakia) (66%)
- Enel Panama (Panama)
- Enel Erelis (Francia)
- Viesgo Energia SL (Spain)
- Enel Electrica Banat SA. (Romania) (51%)
- Enel Electrica Dobrogea SA. (Romania) (51%)
- Enel Viesgo Servicios (Spain)
- Enel Servicii (Romania)
- RusEnergoSbyt (Russia) (49,5%)

Services and Other Activities

- Enel Servizi S.r.l. (Italy)
- Enel.Re Ltd. (Ireland)
- Sfera – Società per la Formazione e le risorse aziendali S.r.l. (Italy)
- Enel.Factor S.p.A. (Italy)
- Enel.New Hydro S.r.l. (Italy)
- Dalmazia TriesteS.r.l. (Italy)
- Enelpower S.p.A. (Italy)
- Enel Energy Europe S.r.l.

Corporate

Enel S.p.A., as the Parent Company, defines the strategic objectives for the Enel Group and coordinates the activities of all Group companies. In addition, Enel manages finance operations and insurance risk coverage for all Group companies and provides assistance and guidelines on organizational, human resources, industrial relations, accounting, administrative, tax, corporate and legal matters.

In addition, Enel S.p.A. is the party that enters into the Group’s long-term contracts for the procurement of electricity outside of Italy. Currently we are party to three such contracts, two with one supplier in France that expire, one in 2007, the other one in 2033, and one with a supplier in Switzerland that expires in 2011. These contracts are for 1,400 MW per year, 600 MW per year and 55 MW per year, respectively. The electricity we purchase under these contracts is generally for import into Italy, which since April 2004 we have been required to sell to the Single Buyer. Recent regulatory changes, however, have made it more difficult for us to import electricity into Italy by terminating priority access rights for the use of transnational transmission lines for the import of electricity under long-term contracts from other EU countries. The electricity that we purchase under these contracts that we are unable to import into Italy we sell outside of Italy, generally at a lower price.

In 2006, Enel S.p.A. had revenues, after intra-segment eliminations, of €1,178 million, compared to €1,118 million in 2005.

Domestic Generation and Energy Management

Our Domestic Generation and Energy Management Division is responsible for our operations relating to the production of electricity and the procurement and trading of fuel for electricity generation, and until the end of 2005, encompassed not only our power generation activities in Italy, but also those abroad. Effective January 1, 2006, our international power-generation operations were allocated to our new International Division.

We are the largest producer of electricity in Italy. At December 31, 2006, we had net installed capacity in Italy of approximately 40.5 GW, which, based on data provided by Terna, we estimate to have been approximately 45% of Italy’s total net installed capacity at that date. Our net electricity production in Italy in 2006 was 103.9 TWh, and, based on data provided by Terna, we estimate that our production represented approximately 34% of Italian net production during 2006. Our net production declined by 7.3%, or 8.2 TWh, in 2006 as compared to 2005, due primarily to three factors:

•	government measures intended to limit the use of natural gas in response to the natural gas shortages experienced in the first quarter of 2006, thus reducing the production from our gas-turbine plants,

•	greater flexibility of our coal-fired power plants to respond to market demand, and

•	down-time in the latter part of 2006 at two of our units to enable environmental upgrading.

As of December 31, 2006, we had 597 generating plants in Italy, consisting of thermal, hydroelectric, geothermal and other renewable-resource facilities. In 2006, 71.0% of our net production was from thermal plants, 23.6% was from hydroelectric plants and the remaining 5.4% was from geothermal and other renewable-resource plants. We do not own or operate any nuclear plants in Italy.

In 2006, the Domestic Generation and Energy Management Division had revenues, after intra-segment eliminations, of €15,661 million. This compares to revenues, after intra-segment eliminations, of €12,995 million in 2005.

Domestic Infrastructure and Networks

We are the largest electricity distributor in Italy, distributing a total of 255 TWh of electricity in 2006. At December 31, 2006, our Italian distribution network consisted of a total of 1,096,300 kilometers of transmission lines, mostly medium and low voltage, and 415,934 primary and secondary transformer substations, with a total transformer capacity of 166,434 MVA.

At December 31, 2006, we offered natural gas distribution services in 1,243 municipalities and distributed natural gas to approximately two million end users. At December 31, 2006, our Italian distribution network extended for a total of 31,113 kilometers. In 2006, we distributed 0.412 billion cubic meters of natural gas on behalf of gas companies that are not part of the Enel Group and 3.252 billion cubic meters to end users on behalf of gas companies of the Enel Group.

In 2006, our Domestic Infrastructure and Networks Division had revenues, after intra-segment eliminations, of €5,707 million, reflecting revenues after intra-segment eliminations of €5,421 million from electricity distribution and €286 million from natural gas distribution in Italy. In 2005, the Domestic Infrastructure and Networks Division had revenues of €5,532 million, after intra-segment eliminations, reflecting revenues after intra-segment eliminations of €5,231 million from electricity distribution and €301 million from natural gas distribution in Italy.

Domestic Sales

We are also the largest seller of electricity in Italy. The market for electricity sales in Italy is divided into a regulated market and a free market. Customers in the regulated market must purchase electricity from their local distributor; customers in the free market may choose from whom to purchase their electricity. In 2006, we sold electricity to approximately 23.6 million residential customers, which we estimate represented approximately 86.7% of all residential customers in Italy. In 2006, we distributed and sold approximately 120.4 TWh of electricity on the regulated market, and sold approximately 22.3 TWh of electricity on the free market (including sales to final customers by Enel Trade S.p.A. (“Enel Trade”) of our Domestic Generation and Energy Management Division, which took place during the first quarter of 2006, prior to its transfer to the Domestic Sales Division).

We are also active in the sale of natural gas in Italy, which we import from other countries. In 2006, we sold approximately 5.9 billion cubic meters of natural gas to third parties, of which approximately 4.5 billion cubic meters were sold to nearly 2.3 million end users.

In 2006, the Domestic Sales Division had revenues, after intra-segment eliminations, of €21,108 million, reflecting revenues after intra-segment eliminations of €19,377 million from electricity sales and €1,731 million from natural gas sales in Italy. In 2005, the Domestic Sales Division had revenues, after intra-segment eliminations, of €19,487 million, reflecting revenues after intra-segment eliminations of €17,913 million from electricity sales and €1,574 million from natural gas sales in Italy.

International Division

Since January 1, 2006, our international generation, sales and distribution operations have been carried out by our International Division.

As of December 31, 2006, we had electricity generation facilities in Slovakia, Spain, Bulgaria, France, and North, South and Central America, with an aggregate net installed capacity of approximately 10.3 GW, and a total net production in 2006 of approximately 27,516 GWh. In 2007, we also acquired a group of wind farms in Greece with an aggregate installed capacity of 127 MW, 43 MW of which are still under construction. Since 2004, we have managed a 900 MW generation plant in Russia. In addition, we recently entered into a joint venture agreement for the construction of two power plants in Belgium with an aggregate installed capacity of 485 MW and won an auction to acquire a 25.03% interest in OGK-5, an 8,700 MW thermal generation company in Russia. In late June 2007, we increased our stake in OGK-5 by 4.96%, bringing our total stake in that company to 29.99%. We are also parties to a non-binding memorandum of understanding with French utility EDF regarding investments in the French electricity market, including a minority investment in EDF’s nuclear reactor project, and a joint venture agreement with Turkish construction company Enka to explore generation, distribution and sales projects in Turkey.

We have electricity sales and distribution operations in Spain and Romania and, on June 21, 2006, we indirectly acquired a 49.5% interest in RusEnergoSbyt, an electricity sales company in Russia. In 2006, our International Division distributed 12.6 TWh and sold 17.2 TWh of electricity.

In 2006, the International Division had revenues, after intra-segment eliminations, of €3,068 million, compared to €1,858 million in 2005.

Services and Other Activities

Following the corporate reorganization that took place at year-end 2005, all intra-Group services, including real estate, information technology, personnel training and administration, factoring and insurance services, are classified under Services and Other Activities for segment reporting purposes. However, management does not consider these services to be a separate division, since their focus is on supporting the activities of Group companies. In 2006, Services and Other Activities had revenues of €1,161 million, compared to €1,741 million in 2005.

On January 1, 2006, the engineering, procurement and construction activities relating to the operations of our Domestic Generation and Energy Management Division, which, for reporting purposes, had been classified during 2005 under Services and Other Activities, were transferred to our Domestic Generation and Energy Management Division.

Strategy

In 2006, we completed the process of refocusing our strategy on our core energy businesses. We believe that we are strongly positioned in the energy business and aim to become a leading integrated operator in the European electricity and natural gas market through improved efficiency and new acquisitions.

Our principal strategic objectives are to:

•	consolidate our leadership in the Italian electricity market despite the challenges posed by the market’s liberalization, which is expected to be completed by July 2007,

•	reduce our per-customer costs through investments that will enhance the efficiency of the services we provide, without sacrificing their quality,

•	expand our activities in Europe and increase our presence in the field of power generation from renewable sources in the rest of the world through investments and acquisitions, and

•	consolidate our lead in the use of advanced and environmentally-friendly technologies in the generation and distribution of electricity.

In order to pursue the Group’s overall objectives, each of our divisions has its own set of specific strategies, as described below.

Domestic Generation and Energy Management Division

As a result of the progressive liberalization of the Italian electricity market and the required sale of a portion of our generation capacity, we estimate, based on data provided by Terna, that our share of the power generation market in Italy has declined from approximately 63% in 1999 to approximately 34% in 2006.

In order to maintain profitability and provide services on competitive terms, our Domestic Generation and Energy Management Division seeks to be the lowest-cost generator of electricity in Italy, particularly by appropriately diversifying its use of fuels. In this respect, we have reduced the percentage of our total production that we generate through plants fueled by oil and natural gas (excluding natural gas-fueled plants that use CCGT technology) from approximately 45% in 2002 to approximately 25% in 2006. At the same time, we have increased the percentage of electricity we generate through thermal plants fired by coal and orimulsion from approximately 22% in 2002 to approximately 27% in 2006 (we do not currently generate any electricity using orimulsion, but we did in 2002). We have also increased the percentage of electricity we generate through renewable resources from approximately 24% in 2002 to approximately 29% in 2006 and the electricity we generate from CCGT technology from approximately 9% in 2002 to approximately 19% in 2006. Our aim is to generate approximately 30% of our overall electricity output using renewable resources.

In order to implement its strategy, our Domestic Generation and Energy Management Division intends to:

•	continue its program to convert certain of our thermal generation plants to CCGT plants capable of generating approximately 5,000 MW. To date, the Domestic Generation and Energy Management Division has completed the conversion of approximately 4,600 MW and plans to continue the CCGT conversion program at the Termini Imerese power plant,

•	upgrade additional plants to run on lower-cost fuels, such as coal, while still respecting environmental norms,

•	consolidate its position in the field of renewable energy, including through an investment program expected to total approximately €1.65 billion from 2007 through 2011. This program includes plans for the maintenance, refurbishment and construction of wind, hydroelectric and geothermal generation plants in Italy that we expect will result in 400 MW of additional net installed capacity,

•	reduce CO2 emissions through our integrated investment strategy, which contemplates the conversion of old oil-fired plants into CCGT and high-efficiency coal plants, and the enhancement of our renewable generation capacity, as well as procurement of CO2 credits by participating in emission reduction projects under the terms of the Kyoto Protocol (Clean Development Mechanism and Joint Implementation projects),

•	continually seek to achieve operating excellence by increasing the efficiency and availability of its plants and respecting the environment and the health and safety of its employees,

•	continue its efforts to reduce its operating and maintenance expenses until it attains international best-practice levels; and

•	optimize its fuel procurement activities, through a diversification of suppliers and supply channels.

Domestic Infrastructure and Networks Division

Electricity distribution.  We estimate that we currently distribute through our network more than 80% of the electricity distributed in Italy (which does not include electricity flowing through the transmission grid). The overall goal of electricity-distribution operations is to meet the challenges resulting form the market liberalization and the changes in tariff regimes by reducing the costs we incur in distributing electricity, in particular our cash cost per customer, as well as by continuing to focus on the quality of service we provide. In particular, we intend to:

•	continue our program to reduce operating costs by seeking to streamline our administrative processes and to increase our use of technology to support our activities,

•	optimize our investment expenditures by seeking to tighten the financial criteria by which we evaluate our investments,

•	continue to improve our performance with respect to the targets set by the Energy Authority for quality and continuity of service in those geographic areas where these targets have not yet been achieved, and to maintain the quality and continuity of service where they have been achieved or exceeded, and

•	complete the rollout of our “Telemanagement” digital metering program in Italy by the end of 2007, in order to:

•	reduce costs associated with physical measurement of consumption and on-site maintenance of meters by our personnel, as these tasks would be accomplished remotely,

•	measure the electricity consumption of our customers more accurately,

•	improve our response times in providing technical assistance to our customers and provide higher quality service, and

•	offer our customers tailored tariff plans that promote the use of electricity in off-peak periods and provide customers with opportunities to save money.

In March 2004, we entered into an agreement with IBM to commercialize our digital metering know-how for use by other utilities in Italy and abroad, in an effort to benefit further from the digital metering program. As of December 31, 2006, we had installed approximately 29.8 million digital meters, of which approximately 28.9 million were connected to our remote network.

Gas distribution.  In our natural gas distribution business, our primary objective is to operate as efficiently as possible and consolidate our market position, through both bidding on new gas distribution concessions and, where appropriate, acquiring additional gas distribution companies, particularly where there are opportunities for significant synergies with our existing operations. By controlling costs and increasing our customer base, we expect to reduce further our distribution cash cost per customer.

Domestic Sales Division

As a result of the liberalization process, based on data from Terna and from the GRTN (for the years before 2005), we have seen our market share in direct sales of electricity to end users in Italy decline from approximately 92% in 1999 to approximately 45% in 2006.

Our strategy to counter the effects of this trend is to continue to improve the quality of our service and our cost-containment policies, increase our focus on small business clients and leverage our brand to target customers who elect to participate in the free market.

In our natural gas sales business, we intend to increase our market share and margins by selectively expanding our customer base and by increasing the volume of natural gas we sell. We seek to increase our customer base and to retain customers who elect to participate in the free market through initiatives targeting residential and medium-size customers, including “dual fuel” offers in which we provide electricity and gas service through one sales network, with one customer service department and one bill, and offers tailored to customers. We also aim to lower the costs we incur in serving our customers.

International Operations

Consistent with our objective to become one of the largest electricity companies in Europe, our goal is to continue to expand and strengthen our operations outside of Italy by solidifying our presence in our existing markets (such as Spain, Slovakia, Romania, Bulgaria, France, Russia and the Americas), and by exploring new opportunities in other markets (such as in Central and Eastern Europe).

In particular, our strategy in markets where we already have a presence is the following:

Iberian Peninsula.  The Spanish electricity market is particularly important for us, since the demand for electricity in Spain is expected to grow at a higher rate than in other European markets, and we are already present in Spain through our Spanish subsidiaries Enel Viesgo Generación (electricity generation), Electra de Viesgo Distribución (electricity distribution) and our affiliate EUFR (electricity generation from renewable resources). We intend to develop our ability to generate electricity from renewable resources and convert certain coal and gas/oil-fired units into CCGT and more environmentally-friendly technologies. Moreover, by 2009, we intend to install a Telemanagement digital meter system in Spain similar to the system we are completing in Italy. Please see “— The Enel Group — Distribution of Electricity — Telemanagement Systems” for a description of our Telemanagement digital meter system in Italy.

Central and Western Europe:

•	Slovakia. We are interested in the Slovakian electricity market due to its strong interconnection with other Central European markets. We already have a strong presence in the Slovakian electricity market through SE, and we will monitor further opportunities that may arise. We also plan to upgrade SE’s existing nuclear plants and to invest in renewable resources. We intend to build two additional nuclear units for SE by 2013.

•	France. We took our first step into the French market in 2005, when we signed a non-binding memorandum of understanding with EDF regarding investments in the French electricity market and, in particular, the European pressurized nuclear reactor project. In July 2006, we also acquired Erelis S.a.s., a company promoting wind energy projects with a project portfolio amounting to 500 MW (now Enel Erelis).

South Eastern Europe.  The electricity market in South Eastern Europe is particularly attractive because of its expected growth, its strategic location with respect to Italy and its ongoing privatization and liberalization process.

•	Romania. We are already present in Romania through Enel Electrica Banat (formerly Electrica Banat) and Enel Electrica Dobrogea (formerly Electrica Dobrogea), two distribution companies in which we acquired a 51% stake in 2005, and in which we are introducing management know-how and standards that we believe are in line with Western European best practices. Moreover, upon completion of our acquisition of Muntenia Sud in the second half of 2007, through which we expect to serve approximately 2.5 million customers, we would become a leading operator in electricity distribution and supply in Romania.

•	Bulgaria. In Bulgaria, we have increased our stake in Maritza East III to 73% and have signed a memorandum of understanding with our partner Nek for a preliminary study on the feasibility of an upgrade of the Maritza plant to increase its aggregate net installed capacity by 640 MW.

•	Other regions. We are exploring potential opportunities in generation and power distribution.

Russia.  In partnership with Eni S.p.A, we recently acquired from Yukos a business unit for exploration and production of gas and petroleum in Russia. We also recently won an auction to acquire a 25.03% stake in JCS Fifth Generation Company of the Wholesale Electricity Market or OGK-5, a wholesale generation company in Russia with four thermal power plants with an aggregate installed capacity of approximately 8,700 MW. We subsequently increased our stake in OGK-5 by 4.96%, bringing our total stake in that company to 29.99%. Further opportunities may arise from the privatization process of thermal generation assets.

The Americas.  We are present in North America through Enel North America, and in Central and South America through Enel Latin America. We intend to grow our operations in these regions, particularly in the renewable-resource market through the acquisition and development of hydroelectric, wind and geothermal generation plants.

Italian Electricity Demand

Demand for electricity in Italy has grown at an average annual rate of approximately 2.1% during the past five years. The following table shows the annual rate of growth in Italy’s GDP in real terms and the annual rate of growth in electricity demand for the years indicated.

						Average Annual
						Growth Rate
	2002	2003	2004	2005	2006(1)	2001-2006

Growth in real GDP(1)	0.4%	0.3%	1.2%	0.0%	1.9%	0.76%
Growth in electricity demand(2)	1.9%	3.2%	1.5%	1.3%	2.2%	2.08%

Sources:

(1)	National Institute of Statistics (Istituto Nazionale di Statistica).

(2)	Terna (data for the years before 2006 were provided by the GRTN). Data for 2006 are provisional.

Growth in demand for electricity is determined by a variety of factors, including the rate of economic growth, the level of business activity and weather conditions. According to data published in June 2007 by the Italian National Institute of Statistics, Italian GDP increased by 0.3% in the first quarter of 2007 as compared to the fourth quarter of 2006, and by 2.3% as compared to the first quarter of 2006.

Per capita electricity consumption is lower in Italy than in a number of other leading industrialized countries. On the basis of data from the GRTN (now the Gestore dei Servizi Elettrici or GSE), we calculate that in 2005, the most recent year for which such data is available, electricity consumption in Italy was approximately 5,286 kWh per capita, compared to 5,236 kWh in 2004. As differences in the industrial/commercial and service sectors among countries not related to individual electricity use can distort comparisons of overall per capita consumption, we prefer to use per capita residential electricity use as our basic comparative measure. The following table compares per capita residential electricity consumption in Italy with that of other countries in the European Union for 2005, the most recent year for which complete data is available.

			Per Capita
		Residential	Residential
	Inhabitants	Consumption	Consumption
	(In millions)	(TWh)	(KWh per person)

France	60.8	150.2	2,472
United Kingdom	60.0	120.0	2,000
Germany	82.6	140.8	1,705
Spain	43.4	60.6	1,397
Italy	57.6	68.0	1,180
European Union(25)	459.5	783.3	1,705

Source: Enel, based on data established by Enerdata: World Energy database, April 2007.

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

The Italian Power Exchange

On April 1, 2004, a new pool market for the trading of electricity, the Italian power exchange, became operational as part of the continuing liberalization of the Italian electricity market. Under the new system, generation companies may sell their electricity on the Italian power exchange or through bilateral contracts with other market participants. In addition, as part of the new system, the Single Buyer, a company wholly-owned by the GRTN (now the Gestore dei Servizi Elettrici or GSE), is responsible for ensuring the supply of electricity to customers who purchase their electricity on the regulated market. As a result, our generation companies are now required to sell electricity destined for regulated customers to the Single Buyer, and our distribution companies are now required to purchase electricity to be distributed and sold on the regulated market from the Single Buyer. Please see ‘‘— Regulatory Matters — Electricity Regulation — The Italian Power Exchange” and “— Regulatory Matters — Electricity Regulation — The Single Buyer” for additional information.

The Enel Group

Domestic Generation and Energy Management

This division is responsible for:

•	electricity generation, primarily through our wholly-owned subsidiary Enel Produzione, the division’s lead company and our generating company in Italy (in 2005 Enel Green Power was merged into Enel Produzione),

•	the purchase of fuel for all of our generation operations, which is carried out by Enel Trade,

•	the sale of electricity to wholesalers, which is carried out by Enel Trade,

•	the sale of natural gas to gas distribution companies, which is carried out by Enel Trade,

•	fuel trading, which is carried out by Enel Trade,

•	commodity risk management for all Group companies in Italy and abroad, which is carried out by Enel Trade,

•	emission trading, which is carried out by Enel Trade,

•	engineering, procurement and construction activities for all Group companies, a task that this division assumed from Service and Other Activities on January 1, 2006, and

•	research and development, mainly through Enel Produzione.

Until April 2006, the Domestic Generation and Energy Management Division was also responsible for sales of electricity to customers with annual consumption higher than 100 GWh, an activity which is now carried out by our Domestic Sales Division, and, until December 2005, for our international generation operations, which now fall under the purview of our International Division.

Our research and development expenditures in 2006 were approximately €22 million, a slight increase with respect to the €20 million we spent in 2005. As part of R&D activities, we develop new products and processes internally and also acquire technology in the market, which we then customize for our own purposes. The objectives of our research and development are to:

•	improve the efficiency and capacity of our core energy operations, particularly by improving the efficiency of our generation plants and distribution networks,

•	reduce the environmental impact of our operations, particularly of electricity generation, by developing alternative fuels and innovative technologies, including hydrogen and high temperature solar technologies, and

•	expand and make more innovative the services we offer.

Generating Facilities

As of December 31, 2006, Enel Produzione operated a total of 597 generating plants. Our Italian generating facilities include:

•	thermal plants (which burn fossil fuels),

•	hydroelectric plants, and

•	geothermal plants, wind farms and other facilities that generate electricity from renewable resources.

As of December 31, 2006, these plants had a total net installed capacity of 40.5 GW, representing approximately 45% of Italy’s total net installed capacity. Our net electricity production in 2006 decreased by 7.3% to 103.9 TWh from 112.1 TWh in 2005. We estimate that our net electricity production in 2006 represented approximately 34% of total electricity production in Italy during that year, compared to 39% in 2005.

The following table shows data on electricity production and demand in Italy during 2004, 2005 and 2006.

	2004	2005	2006(4)
	(In GWh)	(In GWh)	(In GWh)

Thermal	246,125	253,072	263,252
Hydroelectric	49,908	42,929	43,022
Geothermal and other renewable	7,288	7,671	8,742

Total gross electricity production in Italy	303,321	303,672	315,016
Power used by auxiliary installations(1)	(13,299)	(13,064)	(13,290)

Total net electricity production in Italy	290,022	290,608	301,726

Net electricity imports(2)	45,635	49,155	44,718
Total pumped storage consumption(3)	(10,300)	(9,319)	(8,648)

Total electricity demand in Italy	325,357	330,444	337,796

(1)	Refers to the electricity consumed by auxiliary installations of generating plants.

(2)	Imports consist of electricity purchased from foreign producers on the spot market or under annual or long-term contracts.

(3)	Refers to the use of electricity by pumped-storage hydroelectric plants to pump water to elevated areas for use at a later time to generate electricity.

(4)	Data for 2006 are provisional.

Source:  Terna (data for the years before 2005 were provided by the GRTN).

The following table shows data on our domestic generating facilities.

	At December 31, 2006		For Year Ended, December 31, 2006
	Net	Weighted		Percentage	Forced
	Installed	Average Age	Net	of Our Net	Outage
	Capacity	of Plant(1)	Production	Production	Factor(2)
	(GW)	(Years)	(GWh)	(Percent)

Thermal	25.1	19	73,842	71.1	2.3
Hydroelectric	14.4	44	24,475	23.6	2.9
Geothermal and other renewable	1.0	8	5,593	5.4	1.5

Total	40.5		103,910	100.0

(1)	The weighted average age of the plants does not take into account refurbishments or upgrades after initial construction, but does reflect the effects of the refurbishing of geothermal plants, the conversion of thermal plants into CCGT plants and the conversion of one coal unit to clean coal technology that we completed in 2005.

(2)	The forced outage factor represents the amount of electricity that was not produced during the period because of unplanned outages, expressed as a percentage of the maximum theoretical amount of electricity that could have been produced during the period.

The following table provides a breakdown of our net electricity production in Italy for the periods indicated.

	2004		2005		2006
	Net		Net		Net
	Electricity	Percentage	Electricity	Percentage	Electricity	Percentage
	Produced	of Total	Produced	of Total	Produced	of Total
	(TWh)		(TWh)		(TWh)

Thermal:
Natural gas	40.6	32.3	37.8	33.7	32.4	31.2
Coal and orimulsion(1)	30.7	24.4	30.0	26.8	27.9	26.8
Oil	20.5	16.3	14.0	12.5	13.5	13.0

Total thermal	91.8	73.0	81.8	73.0	73.8	71.0
Hydroelectric	28.7	22.8	24.9	22.2	24.5	23.6
Geothermal	5.1	4.1	5.0	4.5	5.2	5.0
Wind and solar	0.24	0.2	0.37	0.3	0.4	0.4

Total	125.9	100.0	112.1	100.0	103.9	100.0

(1)	We do not currently generate any electricity using orimulsion.

In the near term, we have no plans to construct new plants or add significant amounts of generating capacity in Italy, other than from renewable resources. Instead, we have focused our investment plans on our existing generating plants. Please see “— History and Development of the Company — Capital Investment Program — Domestic Generation and Energy Management” for a more detailed discussion of these plans.

Thermal Production

At December 31, 2006, we owned 43 thermal plants in Italy, with an aggregate net installed capacity of approximately 25.1 GW, or 62.1% of our net installed capacity in Italy at that date. In 2006, our net production from thermal plants in Italy was approximately 73,842 GWh, as compared to 81,823 GWh in 2005, representing 71.0% of our net production in Italy for that year.

All our thermal plants consist of two or more generating units and most have a standardized design, with the generating units being of one of three types: steam-condensing units, gas turbine units and internal combustion units. Steam-condensing units consist of closed-cycle plants in which water is transformed into steam and used to drive a turbine to generate electricity. Steam is turned back into water through a cooling process using sea or river water or air tower cooling. Gas-turbine units burn natural gas and diesel fuel to drive a turbine that generates electricity. Internal combustion units use diesel engines to generate electricity. In addition to these conventional thermal plants, we own plants with CCGT gas turbines. At December 31, 2006, we derived approximately 71% of the net installed capacity of our thermal plants from steam-condensing units, approximately 26% from CCGT units, approximately 3% from gas-turbine units in repowered steam plants and less than 1% from gas-turbine units in open cycle. Internal combustion units represented a minimal part of our thermal gross installed capacity.

Each of our thermal generating units is designed to operate using one or more kinds of fuel:

•	Single fuel units use either natural gas, petroleum products or coal,

•	Dual fuel units use petroleum products and either natural gas or coal, and

•	Triple fuel units use petroleum products, coal and natural gas.

As of December 31, 2006, the average thermal efficiency, or the ratio of useful energy produced to the energy consumed to produce it, of our thermal plants (including our CCGT plants) was 38.7%, in line with the ratio in 2005.

In 1997, we initiated a program to convert our conventional thermal plants into CCGT plants in order to increase their efficiency and reduce their emissions. Since then we have converted plants with an aggregate generating capacity of approximately 4,600 MW, and we expect to convert an additional 375 MW of capacity by the end of 2007. The conversion is typically performed by installing one or more gas turbines and replacing conventional boilers with heat recovery steam boilers that use the recovered heat to boil water, which is then used to drive existing steam turbines. We estimate the average costs of conversion to be approximately €350,000 per MW of net installed capacity, which amounts to approximately €1,700 million as of December 31, 2006. Our CCGT plants have an average thermal efficiency of approximately 53%.

In addition to our CCGT conversion program, we have also initiated a program to upgrade certain of our plants into clean-burning coal technology. To date we have completed this upgrade at our Sulcis power plant and are planning to upgrade additional plants with an aggregate net installed capacity of approximately 3,800 MW by:

•	converting three units at our fuel-oil plant at Torrevaldaliga Nord (accounting for approximately 1,900 MW), a process that is in progress and that we expect to complete between 2008 and 2009, and

•	subject to receipt of required permits, converting an additional three units to clean coal technology (accounting for approximately an additional 1,900 MW).

Since 1990, we have also made significant investments to improve the environmental standards of our thermal plants and to comply with the emission thresholds established by applicable environmental laws and regulations. These measures have included installing desulphurization and denitrogenation units and upgrading burners and units for the treatment of waste water and ash resulting from the electricity generation process. Installation of desulphurization and denitrogenation units increases our flexibility to use different types of fuel, including lower-cost fuels such as high sulfur fuel oil, while maintaining compliance with emission restrictions. Our capital expenditures in connection with environmental improvements to our plants amounted to approximately €75 million in 2006, compared to approximately €35 million in 2005.

The Kyoto Protocol established a market mechanism for the trading of CO2 emission rights. Pursuant to EU directives implementing this mechanism, the Italian Environment Ministry issued a decree in February 2006 allocating emission rights among Italian producers for the 2005-2007 period. Enel Produzione was assigned emissions quotas of 48.2 million, 41.2 million and 42.4 million metric tons of CO2 for the years 2005, 2006, 2007, respectively. Our emissions for 2005 and 2006 were, respectively, 8.0 million tons and 9.9 million tons higher than the emission quotas we were assigned for the same years. To cover this excess we were required to purchase emission trading rights in the market for an aggregate amount of €253 million in 2005 and 2006.

As reported in a release by the European Commission published in May 2006, in 2005, emissions of CO2 by the European industries subject to the emission trading system were generally below the assigned emission quotas. This phenomenon was primarily due to an over-allocation of emission quotas rather than to an actual reduction of CO2 emissions. Since May 2006, the oversupply of CO2 emission rights in the system prompted a collapse in the price of CO2 credits.

Hydroelectric Production

As of December 31, 2006, we had 500 hydroelectric plants in Italy with an aggregate net installed capacity of approximately 14.4 GW, or 35.5% of our net installed capacity in Italy at that date. In 2006, our hydroelectric net production in Italy was approximately 24,475 GWh, or 23.6% of our net production in Italy for the year, as compared to 24,883 GWh, or 22.2% of our net production in Italy, during 2005.

Our hydroelectric plants fall into one of three categories:

•	Pondage or reservoir plants, in which the altitude difference through which water must fall to drive the generating turbines results from the creation of a reservoir. Pondage plants are those for which it takes up to 400 hours to fill the reservoir from empty based on normal water flow, while reservoir plants are those in which it takes longer than 400 hours.

•	At December 31, 2006, we had pondage plants in Italy with an aggregate net installed capacity equal to approximately 19.8% of our net installed hydroelectric generation capacity in Italy at that date, which generated approximately 24.3% of our net hydroelectric production in Italy during 2006.

•	At December 31, 2006, we had reservoir plants in Italy with an aggregate net installed capacity equal to approximately 16.7% of our net installed hydroelectric generation capacity in Italy at that date, which generated approximately 24.8% of our net hydroelectric production in Italy during 2006.

•	Pumped storage plants, in which water is pumped up to storage units to create the required altitude difference through which water must fall to drive the generating turbines.

•	At December 31, 2006, we had pumped storage plants in Italy with an aggregate net installed capacity equal to approximately 52.0% of our net installed hydroelectric generation capacity in Italy at that date, which generated approximately 25.5% of our net hydroelectric production in Italy during 2006.

•	Run-of-river plants, in which the natural flow of a river is used to drive the generating turbines.

•	At December 31, 2006, we had run-of-river plants in Italy with an aggregate net installed capacity equal to approximately 11.5% of our net installed hydroelectric generating capacity in Italy at that date, which generated approximately 25.4% of our net hydroelectric production in Italy during 2006.

In 2006, we invested €130 million on our hydroelectric plants, including amounts spent on work carried out to comply with safety and environmental regulations, as well as on refurbishment and revamping, compared to €178 million in 2005.

Our hydroelectric plants generate electricity from water streams in the public domain under licenses from the Italian government. Under the Bersani Decree, the Provincial Authorities of Trento and Bolzano, which enjoy special autonomous status under Italian law, were entitled to impose earlier license termination dates for hydroelectric plants in these areas. The authorities of both Trento and Bolzano set a termination date of 2010 for their respective licenses, while licenses granted by the Italian government are due to expire in 2029. If our licenses in Trento and Bolzano are not renewed upon their expiration, we will have to transfer the affected hydroelectric plants (with an aggregate net installed capacity of approximately 2 GW, or approximately 5% of our current total net installed capacity) to the respective provincial authorities. Please see “Item 3. Key Information —

Risk Factors — Risks Related to Our Energy Businesses — We operate our Italian electricity and gas distribution networks and hydroelectric plants under government concessions. Non-renewal of these concessions upon their expiration, and, in certain cases, the possible acceleration of their expiration date, could adversely affect our business, result of operations and financial condition.”

Production from Geothermal and Other Renewable Resources

At December 31, 2006, we had in Italy:

•	31 geothermal power plants, which generate energy from naturally occurring subterranean heat sources, with an aggregate net installed capacity of approximately 671 MW, and which generated approximately 5,195 GWh in 2006,

•	19 wind farms, which use the natural flow of the wind to drive the generating turbines, with an aggregate net installed capacity of approximately 305 MW, and which generated approximately 398 GWh in 2006, and

•	4 solar photovoltaic power plants, which use solar energy to generate steam that is then used to drive the turbines, with an aggregate net installed capacity of approximately 3 MW, and which generated approximately 0.5 GWh in 2006.

Part of our revenues from renewable energy come from sale agreements entered into under the CIP 6 regime, which provides temporary incentives for the production of energy from renewable sources (including energy produced by small hydroelectric plants). Please see “— Regulatory Matters — Electricity Regulation — Promotion of Renewable Resources” for a description of the CIP 6 regime. The portion of our revenues deriving from CIP 6 regime continues to decline as these incentives expire.

To comply with current regulations requiring producers to supply a specified amount of electricity generated from qualifying renewable resources, we can either produce electricity from qualified renewable resources ourselves, which would entitle us to receive “green certificates,” or we can purchase “green certificates” through Enel Trade from other qualified producers or GSE. Based on our production for 2005, we were required to provide approximately 2.2 TWh of electricity from qualified renewable resources in 2006. During that year, we generated 1.8 TWh of energy from qualified renewable resources and purchased “green certificates” for the remaining 0.4 TWh, at a cost of approximately €56 million. We estimate that, in 2007, we will increase our generation from qualified renewable resources significantly, thus reducing the amount of green certificates we will have to purchase from other qualified producers or from GSE in order to comply with the regulatory requirements.

Part of our capital investment program is aimed at reaching a level of qualifying production from renewable resources of approximately 2.7 TWh by year-end 2008, which we believe would permit us to meet regulatory requirements. This program is expected to result in an additional increase in our renewable capacity (hydroelectric, wind and geothermal) of about 400 MW by 2011.

Fuel

In 2006, approximately 44% of net electricity generated by our thermal plants in Italy was produced through the use of natural gas, 38% through the use of coal and 18% through the use of fuel oil. We do not currently generate any electricity using orimulsion. We do not use significant amounts of fuel in operating our hydroelectric, geothermal or other renewable resource plants. Italy has small reserves of fossil fuels. As a consequence, we depend on imported fuel oil, natural gas and coal for a large proportion of our energy needs.

Our fuel costs are influenced by prices in the world market for oil, fuel oil, natural gas and coal. In 2006, the average per barrel market price for Brent crude oil increased approximately 20%, from $54.4 in 2005 to $65.1 in 2006. The sharp fluctuations in the price of oil result from a variety of factors, including geopolitical conditions, stockpiles and weather conditions, which are beyond our control. We seek to mitigate the effects of such fluctuations on our business by diversifying our sources of fuel and by partially hedging against rising fuel prices. Please see “Item 3. Key Information — Risk Factors — Risks Relating to our Energy Business — Significant increases in fuel prices or disruptions in our fuel supplies could have a material adverse effect on our business” for a description of the risks connected to significant increases in fuel prices. See also “Item 11. Quantitative and Qualitative Disclosure about Market Risk” for a discussion of our hedging activities.

In addition, we seek to increase our use of less expensive fuels, such as coal, as well as fuels that have less impact on the environment when consumed, such as natural gas. However, electricity generation using coal generally results in higher emissions levels compared to natural gas. Our ability to increase our use of coal is thus dependent on our ability to acquire and implement technologies that will permit us to comply with restrictions on emissions established by national and European Union authorities. Please see ‘‘— Regulatory Matters — Environmental Matters” for a discussion of these restrictions.

We manage our fuel supply by entering into term contracts for base quantities and supplementing these contracts with purchases of fuel on spot markets both in Italy and abroad. Our long-term fuel contracts, primarily for the purchase of natural gas, will require us to pay an average of approximately €2,667 million per year over the next five years, based on current prices. Please also see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.”

In 2006, our aggregate fuel costs for thermal production, including fuel transport, at our plants in Italy and abroad were €4,086 million, compared to €3,910 million in 2005. This 4.5% increase was primarily due to higher prices in the international fuel markets, the effect of which was only partially offset by the lower volume of electricity production during 2006.

Our wholly-owned subsidiary Enel Trade is responsible for the purchase and sale of fuel for all of our domestic generating operations, as well as a portion of the fuel requirements of our Spanish subsidiary Viesgo, and has land and sea fuel shipping operations. As part of its management of, and efforts to optimize, its supply of fuel to the rest of the Group, Enel Trade also engages in fuel trading activities. In 2006, Enel Trade purchased an aggregate volume of 23.3 million tons of oil and oil equivalents, including petroleum products, coal and natural gas, of which 1.2 million tons were sold to third parties, compared to purchases of 24.3 million tons of oil and oil equivalents in 2005, of which 1.6 million tons were sold to third parties. For additional information on our trading activities, please see “Item 11. Quantitative and Qualitative Disclosure about Market Risk.”

Fuel Oil

As a result of the conversions of some of our fuel-fired plants to coal and natural gas, our reliance on fuel oil for power generation is decreasing. Nonetheless, due to government measures intended to limit the use of natural gas in response to the natural gas shortages experienced in the first quarter of 2006, the amount of fuel oil we consumed in 2006 was in line with 2005.

In 2006, we purchased approximately 68% of our fuel oil on the spot market and approximately 32% under contracts ranging in term from one to twelve months. All purchases made on the basis of term contracts were indexed to market prices.

The following table shows the amount of fuel oil supplied to our generation companies by domestic and foreign suppliers.

	Year Ended
	December 31,
	2004	2005	2006
	(In millions of tons)

Domestic suppliers(1)	1.0	0.9	0.7
Foreign suppliers(2)	3.8	2.7	3.0

Total fuel oil purchased	4.8	3.6	3.7

(1)	Domestic suppliers are suppliers whose headquarters are in Italy, including the Italian energy group Eni S.p.A.

(2)	Foreign suppliers are suppliers and refiners outside of Italy and traders of primarily non-Italian sources of oil.

The following table shows the amounts of fuel oil with low, mid and high sulfur content that we purchased in each of the periods indicated.

	Year Ended
	December 31,
	2004	2005	2006
	(In millions of tons)

Low sulfur oil	3.0	2.3	2.2
Mid sulfur oil	1.6	1.0	1.3
High sulfur oil	0.2	0.3	0.2

Total	4.8	3.6	3.7

Natural Gas

We purchase most of our natural gas under long-term, take-or-pay contracts. The price of natural gas under these contracts is generally tied to market prices for fuel oil. In 2006, we purchased 13.8 billion cubic meters of natural gas, of which 7.5 billion cubic meters were used for our thermal generation operations, 4.6 billion cubic meters were used by our gas distribution and sales operations and 1.4 billion cubic meters were sold to third parties.

During 2006, we procured our natural gas from the following sources:

•	approximately 41% from Sonatrach, the Algerian gas producer,

•	approximately 26% from Eni, the main Italian gas supplier and transporter,

•	approximately 27% of the natural gas we purchased in 2006 pursuant to our gas contract with NLNG, as described below:

•	In 1992, we entered into a 20-year take-or-pay contract with NLNG, a Nigerian joint venture, for the supply of 3.5 billion cubic meters of liquefied natural gas per year, commencing in October 1999. However, due to environmental concerns, a once-planned Italian regasification facility has never been constructed. As a result, we are unable to import liquefied natural gas, and instead, in 1997, entered into a swap agreement with Gaz de France and related transportation arrangements with Eni whereby Gaz de France takes the liquefied natural gas supplied by NLNG under the contract and provides us with an equivalent volume of non-liquefied natural gas. Under current regulations, we expect to continue to receive reimbursements for part of our stranded costs incurred in connection with the NLNG contract until 2009. Please see “— Regulatory Matters — Electricity Regulation — Stranded Costs” for additional information on reimbursements of our stranded costs.

•	approximately 4% from Edison S.p.A., an Italian gas and electricity company, and

•	approximately 2% on the Italian and international spot markets.

On June 21, 2005, we sold to BG Group plc (formerly British Gas plc) (“BG”) our 50% interest in Brindisi LNG, which we had formed as a partnership with BG to build and manage a liquefied natural gas regasification terminal in Brindisi in southern Italy. Under the terms of the deal, we were entitled to receive €44 million, which was intended to reimburse us for the costs we incurred for the project. Of the total consideration, we received €17 million at closing in 2005 and the balance of approximately €27 million in 2006.

Coal

In 2006, we purchased 11.8 million tons of coal, compared to 12.8 million tons in 2005, all of which was used by our generating companies and imported, principally from South Africa, South America, the Far East and Eastern Europe.

Energy Purchase, Sales and Trading

The Domestic Generation and Energy Management Division, through Enel Trade, purchases electricity to diversify our sources of electricity, reduce our costs and sell to third parties. In addition, since April 1, 2004, our Domestic Generation and Energy Management Division, through Enel Produzione, purchases electricity to comply with a new rule that took effect with the start of trading on the Italian power exchange requiring electricity generators to purchase from third parties the electricity used to power pumping at pumped-storage hydroelectric plants. We previously used our own electricity production for these purposes.

Until April 1, 2006, our Domestic Generation and Energy Management, through Enel Trade, sold electricity on the free market to customers with annual consumption above 100 GWh. Since April 1, 2006, those sales have been carried out by Enel Energia of our Domestic Sales Division. Enel Trade also sells electricity to our Domestic Sales Division and to wholesalers in Italy.

Our Domestic Generation and Energy Management Division, through Enel Trade, also engages in trading of electricity on the main European power exchanges and over-the-counter markets and in trading of fuel (including sales of natural gas to distribution companies).

Electricity

In 2006, Enel Trade sold 82.8 TWh of electricity, approximately 70% higher than the 48.7 TWh it sold in 2005, with the increase resulting primarily from an increase in electricity trading on foreign markets and in intra-group sales.

The table below provides a breakdown by volume of the electricity sold by Enel Trade:

	2004	2005	2006
	(TWh)

Electricity sold to intra-group companies	8.1	8.9	20.2
Electricity sold to third parties in Italy(1)	18.9	16.0	18.1
Electricity sold to third parties abroad(2)	7.6	23.8	44.6

Total electricity sold	34.6	48.7	82.8

(1)	Refers to sales in Italy to wholesalers and to customers with consumption higher than 100 GWh (until April 1, 2006) and sales on the Italian Power Exchange.

(2)	Refers to sales on other European power exchanges, in particular, Powernext in France and EEX in Germany, and sales in the over-the-counter markets.

The table below provides a breakdown of Enel Trade’s energy procurement portfolio:

	2004	2005	2006
	(TWh)

Electricity purchased from intra-group companies	21.1	18.1	29.7
Electricity purchased from third parties in Italy	5.2	4.7	6.8
Electricity purchased from third parties abroad	8.7	26.1	46.4

Total electricity purchased	35.0	48.9	82.9

Natural gas

In addition to acquiring natural gas for the other Group companies, Enel Trade sells natural gas to third parties and distributors. In 2006, we sold approximately 1.4 billion cubic meters of gas compared to 1.6 billion cubic meters of gas in 2005.

Domestic Infrastructure and Networks

Our Domestic Infrastructure and Networks Division operates in Italy in both the electricity and natural gas markets and is responsible for the management of our electricity and natural gas distribution networks. This division operates mainly through:

•	Enel Distribuzione, which distributes electricity in Italy,

•	Deval, a subsidiary in which we own a 51% interest, which distributes and sells electricity in the Italian region of Valle d’Aosta,

•	Enel Rete Gas, which distributes natural gas in Italy, and

•	Enel Sole, which offers public lighting services in Italy.

Distribution of Electricity

We own and operate the principal electricity distribution network in Italy. We use the term “distribution” to refer to the transport of electricity from the transmission grid to end users. Enel Distribuzione, our wholly-owned subsidiary, holds almost all of our distribution assets and operations, excepts for the assets and operations held by Deval in Valle d’Aosta. Its main responsibilities consist of operating and maintaining the distribution network, distributing electricity to the free market and distributing and selling electricity on the regulated market.

The following table sets forth the aggregate volumes of electricity distributed by Enel Distribuzione and Deval for the periods indicated:

	Year Ended December 31,
	2004	2005	2006
	(In GWh)

Distributed to free market:(1)
Through high voltage lines	45,083	46,212	46,016
Through medium voltage lines	63,372	67,060	73,518
Through low voltage lines	5,236	8,098	15,520

Total distributed to free market	113,691	121,370	134,654
Distributed to the regulated market:(1)
Through high voltage lines	4,827	5,319	4,819
Through medium voltage lines	23,966	20,247	15,646
Through low voltage lines	108,168	104,111	99,920

Total distributed to the regulated market	136,961	129,677	120,384

Total electricity distributed	250,652	215,047	255,038

(1)	Excluding sales to resellers, which do not account for a material portion of our sales.

The total volume of electricity we distributed in 2006 increased by 1.6% compared to the volume distributed in 2005. The volume of electricity we distributed to the free market increased by 10.9% in 2006 compared to 2005, reflecting an increase in the number of Eligible Customers and their migration to the free market. The volume of electricity we distributed to the regulated market decreased by 7.2% in 2006 compared to 2005, in part because of our sale of local distribution networks in Modena. Please see “— Regulatory Matters — Electricity Regulation — Eligible and Non-Eligible Customers” for additional information on consumers eligible to participate in the free market.

In 2006, we distributed a total of 50,835 GWh of electricity to customers connected to high-voltage lines, generally large industrial customers, a decrease of approximately 1.4% from the 51,531 GWh we distributed through high-voltage lines in 2005. For medium-voltage lines, which generally serve medium-sized businesses, electricity distributed to the regulated market decreased by 22.7%, primarily reflecting the significant increase in the number of customers eligible to participate on the free market in 2006, many of whom migrated to that market.

As a result of this migration, our distribution of electricity to the free market over medium-voltage lines increased by 9.6%. Overall, the amount of electricity we distributed through medium-voltage lines increased by 2.1% to 89,164 GWh, from 87,307 GWh in 2005, reflecting the overall increase in electricity demand. The amount of electricity we distributed to the free market over low-voltage distribution lines, which generally serve small business and residential customers, increased by 91.7% in 2006, reflecting in part the gradual migration of non-residential customers to the free market following the reclassification of all such customers as Eligible Customers on July 1, 2004. For the same reason, the volume of electricity distributed and sold to low-voltage customers on the regulated market decreased by 4.0%. Overall, the amount of electricity we distributed through low-voltage lines increased by 2.8% to 115,440 GWh, from 112,209 GWh in 2005, reflecting the overall increase in electricity demand.

We have focused on reducing operating costs in our electricity distribution operations in recent years. In particular, we have reduced the aggregate number of employees involved in these operations by approximately 15.7% over the past three years. We expect this reduction to continue in coming years, but at a lower rate.

The following table shows the aggregate number of employees of Enel Distribuzione and Deval at the dates indicated:

	At December 31,
	2004	2005	2006

Employees	32,595	29,299	27,474

We have also invested in our Telemanagement digital meter system since 1999 in connection with our focus on reducing costs. Please see “— Telemanagement System” below for additional information.

As a result of our corporate reorganization, since January 2006, our electricity sales operations have been carried out by our Domestic Sales Division. For a description of these activities see “— Domestic Sales Division — Sales of Electricity on the Free Market.”

Electricity Distribution Network

The table below sets forth certain information about our primary and secondary distribution networks at December 31, 2006.

	Underground	Insulated	Bare		Number of	Transformer
Type	Lines	Aerial Lines	Aerial Lines	Total Lines	Substations	Capacity
	(km)	(km)	(km)	(km)		(MVA)

Primary:
High voltage lines (40-150 kV)	491	—	18,313	18,804	n.a.	n.a.
Primary substations	n.a.	n.a.	n.a.	n.a.	2,407	95,959
Secondary:
Medium voltage lines (1-30 kV)	127,552	8,300	200,666	336,517	n.a.	n.a.
Low voltage lines	232,075	388,474	120,431	740,979	n.a.	n.a.
Secondary substations	n.a.	n.a.	n.a.	n.a.	413,887	70,475

In September 2003, pursuant to a ministerial decree, Enel Distribuzione transferred to Terna the ownership of approximately 900 kilometer of high-voltage transmission lines. Enel Distribuzione transferred an additional 100 kilometers of high-voltage transmission lines to Terna in 2004 and 140 kilometers more in 2006.

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

Consolidation of Electricity Distribution Networks

The Bersani Decree included provisions for the consolidation of distribution networks in municipalities served by more than one electric utility, giving certain municipal networks the right to request that we sell our distribution network in their municipalities. As a consequence, we have been forced to sell a significant number of our local distribution networks in the past few years. In June 2006, we sold 18 local distribution networks in the province of Modena with approximately 80,000 clients and an annual sales volume of approximately 160 million kWh to Hera S.p.A., an Italian energy company, for aggregate consideration of approximately €107.5 million. From January 1, 2001 through December 31, 2006, we sold a number of local distribution networks, including those in the Rome, Milan and Turin metropolitan areas, serving an aggregate of approximately two million customers, for aggregate consideration of approximately €1,974 million. At the same time, we acquired the distribution networks of 62 other small municipalities, serving an aggregate of approximately 22,700 clients, for aggregate consideration of €18.6 million. Negotiations are currently pending regarding our sale of the distribution networks of 27 small municipalities and our acquisition of the distribution networks of certain other small municipalities. We are also currently negotiating with the Province of Bolzano over the sale of our local distribution network in that province, which serves approximately 85,000 customers and has 5,000 kilometers of transmission lines.

The distribution networks that we sold were more profitable than our average distribution network, mainly because distribution in metropolitan areas has lower costs because of high customer concentration. In 2004, the Energy Authority put in place a mechanism to compensate affected distributors for some of the comparative disadvantages of serving non-urban areas. Please see “— Regulatory Matters — Electricity Regulation — The Tariff Structure” for additional information.

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

In 2006, Enel Sole built lighting systems for third parties with an aggregate value of approximately €37 million. In addition, Enel Sole signed new contracts for approximately 83,000 public lighting points throughout Italy in 2006. As of December 31, 2006, Enel Sole managed approximately 1.9 million public lighting sites in more than 4,000 client municipalities.

Telemanagement System

Since 1999, we have been rolling out our “Telemanagement” digital metering system in Italy, which enables us to manage and read electricity meters remotely. Through this system we expect to:

•	reduce costs associated with physical measurement of consumption and on-site maintenance of meters by our personnel, as these tasks will be accomplished remotely,

•	measure more accurately the electricity consumption of our customers,

•	improve our response times in providing technical assistance to our customers, and

•	offer our customers diversified tariff plans that promote the use of electricity in off-peak periods.

As of March 31, 2007, we had installed 30.0 million digital meters, of which approximately 29.3 million were connected to the remote network. To complete the rollout, we must still install an additional 1.7 million meters and remotely connect 2.4 million meters to the system. Please see “— History and Development of the Company — Capital Investment Program — Domestic Infrastructures and Networks” for additional information on the rollout of this system and the related capital expenditures we have incurred.

Natural Gas Distribution

Our Domestic Infrastructure and Networks Division is responsible for the management of our distribution networks through Enel Rete Gas and other minor companies, which own local distribution networks in specific parts of Italy and hold the related concessions for their use.

The following tables set forth information on our gas distribution activities:

	December 31,	December 31,
	2005	2006

Number of municipalities served	1,205	1,243
Length of distribution network (in kilometers)	29,869	31,113
Total Number of end users connected to network	1,983,741	2,023,193
As percentage of total natural gas customers in Italy(1)	8%	12%

(1)	Source: Anigas, the Italian association of gas distribution companies.

	2005	2006

Gas distributed on behalf of companies of the Enel Group (millions of cubic meters)	3.614	3.252
Gas distributed on behalf of companies that are not par of the Enel Group (millions of cubic meters)	0.333	0.412

Total natural gas distributed (millions of cubic meters)	3.947	3.664

While full liberalization of the Italian gas market continues to evolve, we believe that the most effective way for us to build our natural gas business is through acquisitions of other distributors or client bases. We believe that expanding our natural gas distribution activities offers us opportunities for potential synergies, including, for example, the ability to schedule and perform gas and electric network maintenance and upgrades in the same area at the same time, and the ability to use call centers for both gas and electricity customers. It also offers, in our view, certain competitive advantages, including potential cost savings from economies of scale. Since March 2005, we have offered Eligible Customers in several Italian cities, including Rome and Milan, “dual fuel” contracts, which provide electricity and gas service through one sales network, with one customer service department and one bill.

Over the past several years we have acquired the following gas distribution and gas sales companies with operations in various Italian regions:

•	in 2000, the Colombo Gas Group, which served approximately 76.000 customers,

•	in 2001, So.ge.gas and Agas, which together served a total amount of approximately 247.000 customers,

•	in 2002, Camuzzi Gazometri (subsequently renamed Enel Rete Gas), which served approximately 1.2 million customers. In acquiring Camuzzi Gazometri, we acquired both significant gas distribution assets and Camuzzi Gazometri’s waste management operations for total consideration of approximately €1 billion. In February 2004, we sold Camuzzi’s waste management operations, the Aimeri Group, to Green Holding for approximately €14 million,

•	in January 2004, the gas distribution company Sicilmetano and the gas sales company Sicilmetano Energy, which together served approximately 37,000 customers in Sicily, for approximately €40 million,

•	in September 2004, the gas distribution company Ottogas Rete and the gas sales company Ottogas Vendita, which together serve approximately 36,000 customers in the provinces of Naples and Salerno, for approximately €31.5 million,

•	in December 2004, the gas distribution company Italgestioni and the gas sales company Italgestioni Gas, which together serve approximately 34,000 customers in 83 municipalities in the provinces of Calabria and Naples, for approximately €32 million,

•	in October 2005, the gas distribution company Metanodotti Padani and the gas sales company Easygas, which together serve approximately 19,000 customers in the northern Italian provinces of Rovigo, Padova, Trento, Mantova, Ferrara and Modena, for approximately €23 million,

•	in January 2006, the gas distribution company Simeo, which serves approximately 24,000 customers in Sicily, for approximately €37 million, and

•	in July 2006, the gas distribution company Metansicula and the gas sales company Metansicula Vendita, which together serve approximately 12,000 customers in Sicily, for approximately €13 million.

Through these acquisitions, by 2003, we had become the second-largest operator in the Italian gas sales and distribution market, second only to Eni’s subsidiary, Italgas, the incumbent provider, according to a study of the Italian gas industry by Anigas (the Italian association of gas distribution companies) published in 2005.

The various gas distribution companies we acquired have been merged into Enel Rete Gas, in which we hold a 99.8% interest, while most of the gas sales companies were merged into our wholly-owned subsidiary Enel Energia (formerly Enel Gas).

As a result of our corporate reorganization, since January 2006, our gas sales operations have been carried out by our Domestic Sales Division. For a description of these activities see “— Domestic Sales Division — Natural Gas Sales”.

Domestic Sales Division

Our Domestic Sales Division sells electricity and natural gas and provides electricity-related services, mainly through:

•	Enel Distribuzione, which sells electricity on Italy’s regulated market,

•	Enel Energia, which sells electricity on the Italian free market and sells natural gas to end users,

•	Metansicula Vendita, which sells natural gas to end users in Sicily, and

•	Enel.si, which offers electricity systems-related services and “beyond-the-meter” products and services, such as consulting and sales of electricity equipment.

The following table sets forth the amount of electricity we sold in the free market, in the regulated market for the years indicated:

	Year Ended December 31,
	2004	2005	2006
	(In GWh)

Electricity sold in free market(1)	20,840	18,484	22,267
Electricity sold in the regulated market(1)	136,961	129,677	120,385

Total electricity sold	157,801	148,161	142,652

(1)	Excluding sales to resellers, which do not account for a material portion of our sales.

In 2006, electricity sold on the regulated market decreased by 7.2%, to 120.4 TWh from 129.7 TWh in 2005, and electricity sold on the free market increased by 20.5%, to 22.3 TWh from 18.5 TWh in 2005. The decrease in electricity sold on the regulated market and the increase in electricity sold on the free market are mainly due to the liberalization of the Italian electricity market, which has gradually allowed customers to purchase their electricity on the free market.

Sales of Electricity on the Regulated Market

The regulated market for electricity sales in Italy consists of:

•	in the period before July 1, 2007, all customers who do not meet the consumption threshold for participation in the free market, which we refer to as Non-Eligible Customers, and Eligible Customers that choose not to participate in the free market, and

•	after July 1, 2007, all customers who choose not to participate in the free market.

The consumption threshold for qualification as an Eligible Customer, which is set by regulation, has decreased over time, reducing the number of customers who must buy electricity on the regulated market. Please see “— Regulatory Matters — Electricity Regulation — Eligible and Non-Eligible Customers” for further information. The Marzano Law provides for the complete liberalization of sales in the electricity market beginning July 1, 2007, when all customers will be eligible to purchase electricity on the free market. The law provides that the Single Buyer will nonetheless continue to supply electricity to consumers who choose not to leave the regulated market.

Sales of Electricity on the Free Market

Since July 1, 2004, all Italian non-residential customers (approximately 7 million consumers) have qualified as Eligible Customers, and may choose to purchase electricity on the free market.

According to our internal estimates, total Italian electricity consumption on the free market increased by approximately 6% in 2006 to 144 TWh, representing approximately 49% of total Italian electricity consumption for the year. We believe our share of the free market in 2006 was approximately 15% (as compared to 14% in 2005). We currently expect that in 2007, total Italian electricity consumption on the free market will be approximately 161 TWh, or approximately 53% of total Italian electricity consumption for the year.

Until April 1, 2006, sales of electricity on the free market to customers with annual consumption above 100 GWh were carried out by our Domestic Generation and Energy Management Division. Since April 1, 2006, those sales have been carried out by Enel Energia. Please see “— Regulatory Matters — Electricity Regulation” for additional information on the regulatory framework of Italy’s electricity market.

The progressive liberalization of the Italian electricity market requires that Enel Energia provide its customers with increasingly flexible and competitive services that go beyond providing a reliable supply of electricity. As part of our marketing efforts, we have implemented a series of customer initiatives including specially tailored contract terms for different types of customers and value-added services such as energy monitoring and management.

Customer Service

Providing high-quality customer service is an important part of our commercial strategy. In recent years, our Domestic Sales Division has reorganized its sales network to change the manner in which customer relations are managed. We have expanded our customer services to provide customers with access to us through a number of different channels, and we have introduced specialized departments to manage relations with corporate and individual customers. Among other things, we have a customer call center, targeted primarily at individual consumers, and provide a self-service area through our Internet portal. The call center is supported by both a national documentation center located in southern Italy, which receives, processes and electronically files all contractual documentation, and by a national printing center, which prints and distributes all correspondence with customers.

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

Distributors that outperform the targets are paid their bonuses through a component of the tariff structure. We have on average exceeded our continuity of service targets, and received resulting bonus payments, for each year since 2000. In 2006, we received a €118 million bonus for having outperformed the continuity of service targets in 2005. We estimate that, in 2006, our average duration of service interruptions per customer decreased to 51 minutes, or by approximately 19%, from 63 minutes in 2005. We expect to receive, in the second half of 2007, approximately €164 million in bonus payments with respect to continuity of service for 2006.

In May 2005, the Energy Authority issued for public comment a proposal for a system of automatic compensation payable by electricity distributors to affected customers in the event of a blackout or other prolonged service interruption. The Energy Authority is expected to issue a final decision on this proposal in the second half of 2007. In April 2006, the Energy Authority issued for public comment a proposal for new standards for improving the continuity and quality of electricity service for the 2008-2011 period, including limitations on the duration of interruptions, quality contracts, and incentives to invest on distribution networks.

Please see “— Regulatory Matters — Electricity Regulation — Continuity and Quality of Service Regulation.”

Electricity Systems-related Services

Enel.si offers our clients electricity systems-related services through a franchising network made up of selected companies that operate in the electrical maintenance and installation business. Enel.si franchises draw on the technical capabilities of the Enel Group to assist clients in optimizing their use of electricity, as well as to offer them consulting and personnel training services.

At the end of 2006, Enel.si had a total of 260 franchise stores focusing on the retail market (residential and small office/home office customers), offering services and products aimed at providing safety (such as safer electrical installations and security systems), energy efficiency (such as air conditioning, heating, and home automation systems) and environmentally friendly energy systems (such as solar, thermal and small photovoltaic plants).

Enel.si also provides business customers full assistance with their energy facilities, including construction and maintenance services for small co-generation power plants and medium-large photovoltaic plants.

Natural Gas Sales

In 2006, we sold approximately 4.5 billion cubic meters of natural gas to more than 2.3 million end users (representing approximately 14% of natural gas customers in Italy), as compared to the approximately 5.1 billion cubic meters of natural gas sold to nearly 2.1 million end users in 2005. The following table shows the total amount of natural gas we sold to end users in the years indicated, and the number of customers to whom these sales were made, broken down by type of customer:

	2004	2005	2006

Natural gas sold to retail customers (in millions of cubic meters)	2,783	3,021	2,973
Natural gas sold to business customers (in millions of cubic meters)	2,403	2,068	1,572

Total natural gas sold (in millions of cubic meters)	5,186	5,089	4,545

Number of retail customers	1,963,577	2,140,865	2,329,184
Number of business customers	2,038	2,129	1,867

Total number of customers	1,965,615	2,142,994	2,331,051

These figures do not include the 1.7 billion cubic meters, 1.6 billion cubic meters and 1.4 billion cubic meters of natural gas sold to third parties in 2004, 2005 and 2006, respectively, by Enel Trade, which is part of our Domestic Generation and Energy Management Division.

The Italian natural gas market is undergoing a process of liberalization. Under current legislation, the natural gas market was supposed to have been completely liberalized as of January 1, 2003, with all consumers able to choose their supplier freely and all sellers able to freely set prices to all customers. However, while all consumers are now able to choose their supplier freely, the Energy Authority retained the right to control prices for certain customers, mainly household consumers that qualified as Gas Non-Eligible Customers as of January 1, 2003. Please see “— Regulatory Matters — Gas Regulation” for a more detailed discussion of gas regulation in Italy.

International Operations

Following the re-organization of the Group’s internal structure at the end of 2005, our international generation, distribution and sales operations, which had previously formed part of other divisions, are carried out by our International Division. Please see “— History and Development of the Company” for more details on the re-organization of the Group’s internal structure.

International Electricity Generation

We set forth below a list of the principal generation companies through which we operate internationally, as well as a description of the background and recent developments in relation to each such company:

•	Slovenské elektrárne (“SE”), the principal power generation company in Slovakia:

•	On April 28, 2006, we purchased a 66% interest in SE, which has an estimated market share of more than 80% in the Slovakian power generation market, for approximately €840 million and entered into a shareholders’ agreement with the state-owned entity National Property Fund, the remaining shareholder of SE.

•	SE has total net installed capacity of 6,442 MW, of which 38% is nuclear-powered, 36% is hydroelectric-powered and 26% is powered by conventional thermal sources. The net production of SE in 2006 amounted to 15,618 GWh.

•	This acquisition marks our re-entry into the field of nuclear power generation; we have not owned any nuclear power plants since November 2000, and we have not produced electricity from nuclear power plants since 1988.

•	SE owned, prior to our acquisition, six nuclear power units with net installed capacity of 400 MW each, which we believe were equipped with internationally accepted technology. Prior to the closing, certain conditions were fulfilled, including:

•	the approval by the Slovakian government of the strategic investment plan we prepared for SE for the 2006-2013 period,

•	the transfer to state-owned companies of the assets and liabilities (including spent nuclear fuel and the radioactive waste) of a nuclear power plant built in 1970 and operational since 1978 that is in the process of being decommissioned,

•	the disposal of a hydroelectric plant, and

•	the approval by the Slovakian government of legislation on a new fund for the decommissioning of nuclear installations in Slovakia and new rules governing the Slovakian electricity market.

The four nuclear power units that SE now retains have been recognized by the International Atomic Energy Association as being in line with Western European security standards. SE will continue to sell the energy produced by one of the spun-off nuclear units (the other one was closed at the end of 2006) and reimburse the state-owned company for the costs it incurred in the operation of this nuclear unit.

•	Enel Viesgo Generación, an electricity generation company in Spain:

•	In January 2002, we acquired from Endesa S.A. the Spanish company Electra de Viesgo S.L. (“Viesgo”), which owned Viesgo Generación (currently Enel Viesgo Generación) as well as certain distribution companies, for total consideration of €2,070 million, including €1,920 million in cash and the assumption of €150 million in debt.

•	Enel Viesgo Generación operates 6 thermal plants and 12 hydroelectric plants in Spain, which together have a total net installed capacity of approximately 2,199 MW, and, in 2006, had a net production of 5,363 GWh.

•	Enel Unión Fenosa Renovables S.A. (“EUFR”), a company active in the field of renewable energy in Spain, in which we currently own a 50% interest:

•	In December 2003, we acquired from Unión Fenosa Generación S.A. 80% of the share capital of Unión Fenosa Energías Especiales (now EUFR), for €178 million. We granted Unión Fenosa Generación S.A. an option to repurchase 30% of EUFR’s capital stock before the end of 2007. In May 2006, Unión Fenosa Generación S.A. exercised this option and repurchased 30% of EUFR for approximately €82 million. As a result, Unión Fenosa Generación SA and we each now hold 50% of EUFR.

•	EUFR’s assets include plants and projects for the generation of electricity from renewable resources, primarily wind and hydroelectric facilities. EUFR has 457 MW of net installed capacity currently in operation, and more than 229 MW in development that we expect to be in operation by the end of 2007. EUFR’s net production in 2006 was 1,508 GWh.

•	Maritza East III, a generating company in Bulgaria:

•	In March 2003, we acquired from Entergy Power Bulgaria Ltd. (“Entergy”), through our subsidiary Enel Generation Holding BV, 60% of the share capital of Maritza East III Power Holding BV, which in turn holds 73% of Bulgarian generation company Maritza East III Power Company A.D., now Enel Maritza East 3 A.D. (“Maritza East III”), for €73.5 million. In June 2006, we purchased from Entergy the remaining 40% stake in Maritza East III Power Holding BV and 100% of Maritza O&M Holding Netherlands BV, a Dutch company holding 73% of Maritza East 3 Operating Company A.D., now Enel Operations Bulgaria A.D. (a company responsible for the maintenance of Maritza East III), for total consideration of €47.5 million.

•	Maritza East III, which has 560 MW of net installed capacity and had a net production of 3,111 GWh in 2006, is working on the refurbishment, environmental upgrade and management of its lignite-fired generation plant located on the border with Greece. The total financial outlay of Maritza East III for the project, which is expected to result in an increase in Maritza East III’s net installed capacity to 794 MW, is estimated to be approximately €570 million, to be funded through project financing, cash flow from operations and equity.

•	In October 2006, we signed a memorandum of understanding with the Bulgarian state-owned company Nek for a preliminary study of the feasibility of an upgrade of Maritza East III to increase its aggregate net installed capacity by 640 MW.

•	Enel North America Inc., which is active in power generation from renewable sources in North America:

•	At December 31, 2006, Enel North America Inc. operated 65 power plants in the United States and two in Canada with an aggregate net installed capacity of 402 MW and a net production of approximately 1,372 GWh in 2006.

•	In April 2005, Enel North America Inc. acquired full control of the 25 MW Sheldon Springs hydroelectric project located on the Missisquoi River in Sheldon, Vermont (in which it had previously owned a 1% stake).

•	On February 9, 2006, Enel North America Inc. acquired an additional 36% interest in St. Felicien Cogeneration Limited Partnership (“St. Felicien”), a 21.4 MW biomass project in Quebec (Canada), thereby increasing its stake in this company to 96%.

•	In September 2006, Enel North America Inc. entered into an agreement with TradeWind Energy LLC, a U.S. wind power development company, for the development of wind projects in the Midwest and possibly other regions of the United States.

•	In October 2006, Enel North America Inc. entered into an agreement with Windkraft Nord USA, acquiring the rights for the development of the 63 MW Snyder Wind Project to be developed in Scurry County, Texas.

•	In June 2007, Enel North America Inc. acquired full control of AMP Resources, LLC from AMP Capital Partners and another minor shareholder. The acquisition consists of a currently-operating geothermal project and four other projects in the advanced stages of development for a capacity of approximately 150 MW that Enel North America Inc. will complete in the next four years.

•	Enel Latin America, which is active in power generation from renewable sources in Central and South America:

•	At December 31, 2006, Enel Latin America operated two hydroelectric plants and a wind plant in Costa Rica, two hydroelectric plants in Chile, three hydroelectric plants in Guatemala, 20 mini-hydroelectric plants in Brasil and 1 hydroelectric plant in Panama, which together had aggregate net installed capacity of 471 MW and net production of 1,297 GWh in 2006.

•	In June 2006, we entered into an agreement with the Rede group for the acquisition in two tranches of 11 companies that own concessions to operate hydroelectric plants in Brazil with a total installed capacity of 98 MW. In October 2006, Enel Brasil Partecipações, a Brazilian subsidiary of Enel Latin America, acquired 10 of these companies, which operate 20 mini-hydro plants, for total consideration of approximately 464 million Brazilian real (approximately €168 million). The acquisition of the remaining company, which operates two mini-hydro plants, is expected in the second half of 2007.

•	In August 2006, we acquired, through our Dutch subsidiary Enel Investment Holding, 100% of Hydro Quebec International Latin America Ltd. (now Enel Panama Ltd.) from Hydro Quebec International Inc. and Fonds de Solidarité des Travailleurs du Québec for $150 million (equal to approximately €118 million). As a result of this transaction, Enel acquired 24.55% of EGE Fortuna S.A., a Panama hydro-generation company with total installed capacity of 300 MW. We subsequently increased our stake in EGE Fortuna S.A. (now Enel Fortuna S.A.) to 49%, when we acquired from Globeleq in February 2007, again through our Dutch subsidiary Enel Investment Holding, 100% of Globeleq Holdings Fortuna S.A., a company incorporated in Panama, for consideration of $161.3 million (approximately €124.5 million).

•	Erelis S.a.s. (now Enel Erelis), a French company operating in the development of wind plants, which we acquired in July 2006 for €14 million.

In addition to the operations described above, Enel ESN Energo, a wholly-owned Russian subsidiary of Enel ESN Management BV, entered into a three-year agreement (renewable for an additional year) in June 2004 with OAO North-West CHPP to manage North West Thermal Power Plant (“NWTPP”). NWTPP is a CCGT generation plant near St. Petersburg, Russia, controlled by RAO UES, the company that operates Russia’s unified power system. With the completion of its second unit in November 2006, NWTPP increased its installed capacity to 900 MW. Enel ESN Management BV is a joint venture currently held 75% by us and 25% by ZAO ESN, a privately held Russian company.

On May 30, 2005, we also entered into a non-binding memorandum of understanding with EDF for an industrial partnership permitting us to invest in the French electricity market, including in EDF’s latest European Pressurized Water Reactor, or “EPR,” a nuclear reactor that is expected to be fully operational by 2012. Under the terms of this memorandum of understanding:

•	we will have a 12.5% stake in EDF’s EPR project,

•	we will bear our proportional share of the costs associated with the project, including investment, operating and fuel costs, as well as our share of budgeted reactor decommissioning costs and the corresponding share of the back-end fuel and waste disposal costs,

•	EDF will be the operator of the power plant and will bear any related nuclear civil liability, and

•	we will receive a share of the generation capacity and output proportional to our initial stake in the project, which may be increased, so long as EDF retains a majority interest.

The parties had agreed to execute a definitive agreement by September 30, 2005, subject to the receipt of a favorable non-binding opinion of the European Commission, which it has not yet released. Although the parties have not executed a definitive agreement, pursuant to the memorandum of understanding, we have been receiving a portion of the electricity generated by EDF from nuclear sources since January 1, 2006, which is expected to increase over time to a maximum of 1,200 MW, pending completion of the EPR project.

As part of our strategy to expand our international operations, we have recently also entered into the following transactions:

•	In December 2006, we entered into a joint venture agreement with the Turkish construction company Enka to explore electricity generation, distribution and sales projects in Turkey, including the participation in the bidding process for the acquisition of three state-owned electricity distribution companies.

•	In March 2007, we entered into a joint venture agreement with the Belgian steel company Duferco for the construction of two power plants in Belgium with net installed capacity of 420 MW and 65 MW, respectively.

•	In 2007, we acquired from the Copelouzos and the International Constructional group wind farms in Greece with aggregate installed capacity of 127 MW, of which 43 MW are still under construction.

•	In June 2007, we won an auction to acquire for approximately $1.5 billion (approximately €1.1 billion) a 25.03% stake in JCS Fifth Generation Company of the Wholesale Electricity Market or OGK-5, one of six thermal wholesale generation companies in Russia, which has four thermal power plants located in various regions of the country, with an aggregate installed capacity of approximately 8,700 MW. Later that same month, we increased our stake in OGK-5 by 4.96%, bringing our total stake in that company to 29.99%.

In addition, we have taken steps to launch, with the Spanish company Acciona, a joint tender offer for 100% of the shares of Spanish utility Endesa. For additional information on this proposed joint tender offer, see “— History and Development of the Company — Proposed Acquisition of Endesa.”

The following table shows the net installed capacity of our foreign generating companies at December 31, 2006, broken down by type of plant. Net installed capacity excludes capacity held by unconsolidated associated companies:

		Enel	Enel				Total at
	Slovenske	North	Latin		Maritza		December 31,
	Elektrame	America	America	Viesgo	East III	EUFR	2006
				(MW)

Thermal	1,653	—	—	1,527	560	—	3,740
Hydroelectric	2,329	313	447	672	—	11	3,772
Wind	—	67	24	—	—	192	283
Biomass and Biogas	—	22	—	—	—	—	22
Cogeneration	—	—	—	—	—	24	24
Nuclear	2,460	—	—	—	—	—	2,460

Total	6,442	402	471	2,199	560	228	10,301

Our international operations generated a total of 27,516 GWh of electricity in 2006, as compared to 13,625 GWh in 2005, including 15,618 GWh produced by SE (which we consolidated as of April 28, 2006), 5,363 GWh produced by Enel Viesgo Generación (7,423 GWh in 2005), 3,111 GWh produced by Maritza East III (3,005 GWh in 2005), 2,670 GWh produced by our North and Latin American companies (2,167GWh in 2005) and 754 GWh generated by EUFR (1,030 GWh in 2005).

International Electricity Distribution and Sales Operations

We list below information on the principal companies through which we carry out our international electricity distribution and sales activities:

•	In Spain, we carry out our international electricity distribution and sales activities through our wholly-owned subsidiaries Electra de Viesgo Distribución SL and Enel Viesgo Energia SL:

•	In accordance with EU law, electricity sales in Spain are also divided between a free and a regulated market. Please see “— Regulatory Matters — Electricity Regulation” for a discussion of relevant EU law.

•	In 2006, our sales of electricity in Spain amounted to 4,617 GWh (compared to 4,861 GWh in 2005), of which 3,968 GWh were sold by Electra de Viesgo Distribución SL to the regulated market (compared to 3,576 GWh in 2005) and 649 GWh by Enel Viesgo Energia SL to the free market (compared to 1,285 GWh in 2005). The decrease in sales at Enel Viesgo Energia SL was mainly due to an interruption in sales of electricity in the high voltage segment from January to September.

•	Electra de Viesgo Distribución SL owns 29,989 kilometers of distribution network, and it distributed 5,311 GWh of electricity in 2006 (compared with 5,196 GWh in 2005) to 638,000 customers in the Spanish regulated market (625,000 customers in 2005).

•	In Romania, we carry out our international electricity distribution and sales activities through Enel Electrica Banat S.A, which operates in western Romania, and Enel Electrica Dobrogea S.A., which operates in eastern Romania:

•	On April 28, 2005, Enel Distribuzione acquired a 51% interest in each of Electrica Banat S.A (now Enel Electrica Banat S.A.) and Electrica Dobrogea S.A. (now Enel Electrica Dobrogea S.A.), purchasing approximately 25% of each of these companies’ share capital from Electrica S.A., a Romanian state-owned company, and simultaneously subscribing to a capital increase of approximately 26% in each of these companies for aggregate consideration of €131 million (including price adjustments).

•	Enel Electrica Banat S.A. and Enel Electrica Dobrogea S.A. own an aggregate of 80,100 kilometers of distribution network and, in 2006, distributed 7,259 GWh of electricity in the Romanian regulated market to 1,438,200 customers.

•	In 2006, Enel Electrica Banat S.A. and Enel Electrica Dobrogea S.A sold an aggregate of 5,194 GWh of electricity, mostly in the regulated market.

In June 2006, we also won the auction for a 67.5% stake in the Romanian company Electrica Muntenia Sud (“EMS”), an electricity distribution company with approximately 1.1 million customers and a 45,350 kilometer distribution grid in the region of Bucharest, Romania, for total consideration of €820 million. We expect to complete this acquisition in the second half of 2007. Upon successful completion of this transaction, we expect to serve approximately 2.5 million customers in Romania.

In addition, in June 2006, we acquired from the ESN Group a 49.5% interest in Res Holding, a Dutch company holding 100% of the Russian electricity sales company RusEnergoSbyt, for total consideration of $105 million (corresponding to approximately €88 million). Between July and December 2006, RusEnergoSbyt sold approximately 7,644 GWh of electricity.

The following table shows our international electricity sales on the regulated and free markets in Spain, Romania and Russia, as well as the electricity dispatched on our foreign distribution networks in Spain and

Romania, in each of the years indicated. Data from our Russian operations is provided only from the date of our entry into this market in July 2006.

	2004	2005	2006
	(TWh)

Electricity sales on the regulated market(1)	3.709	6.766	8.411
Electricity sales on the free market(1)	0.749	1.327	9.044

Total electricity sales(1)	4.458	8.093	17.455

Electricity transported on our distribution networks(2)	4.952	9.651	15.570

(1)	Excluding sales to resellers, which do not account for a material portion of our sales.

(2)	Excluding electricity distributed to resellers, which do not account for a material portion of our distribution.

International CO2 Emissions Trading

Spain.  Our subsidiary Enel Viesgo Generación has been assigned emission quotas by the Spanish Environment Ministry of 3.9 million, 3.4 million and 2.65 million metric tons of CO2 for the years 2005, 2006 and 2007, respectively. The emissions of Enel Viesgo Generación were 6.0 million tons in 2005 and 4.1 million tons in 2006, therefore an aggregate of 2.9 million tons over the emission quotas assigned for these years. To cover this excess, Enel Viesgo Generación was required to purchase emission trading rights in the market for an aggregate amount of €45.9 million in 2005 and €10.3 million in 2006. We expect CO2 emissions by Enel Viesgo Generación for 2007 to be 2.1 million metric tons higher than the quotas Enel Viesgo Generación has been assigned for 2007. Enel Viesgo Generación has purchased emission trading rights on the market for an aggregate amount of €6.8 million to cover the expected difference.

Slovakia.  Our subsidiary SE has been assigned emission quotas by the Slovak Environment Ministry amounting to 5.3 million tons per year for the period 2005-2007. SE’s CO2 emissions in 2005 and 2006 were 1.1 million tons below the assigned emission quotas. The excess emission quotas for 2005 and 2006 were sold on the market. We expect SE’s CO2 emissions in 2007 to be below the assigned emission quotas again.

Services and Other Activities

In line with our strategy of focusing on our core energy operations, we divested certain of our non-core operations, including real estate and water activities, and are re-focusing our remaining non-core operations on providing services to the companies of our Group rather than third parties.

We set forth below a description of the services and other activities of the Group in 2006.

Services

Enel Servizi is responsible for shared services related to personnel and payroll management, accounting, general services and information technology for Group companies, as well as for the management of pension funds and social security funds and for related administration services. Pursuant to existing agreements, Enel Servizi continues to offer certain services to third parties that are similar to those that it provides to Group companies. In 2006, Enel Servizi recorded revenues of approximately €939 million, of which approximately €60 million related to services provided to third parties.

Real Estate and Other Services

At December 31, 2006, Dalmazia Trieste owned most of our real estate assets, with a net book value of approximately €495 million. Our goal is to exploit the opportunities available with respect to properties used by the Group and to divest all of our residential properties by 2010.

Factoring

Our subsidiary Enel.factor is responsible for managing receivables owned by third parties against companies of the Group. In January 2005, we acquired 20% of Enel.factor’s share capital from Meliorbanca, an Italian bank, for approximately €7 million, becoming its sole shareholder. Since March 2007, Enel.factor is also responsible for granting personal loans to our employees.

Professional Training Services

Our subsidiary Sfera is responsible for providing professional training services to our employees. In 2006, Sfera provided a total of 81,826 “full-time equivalent” classroom days of instruction through its integrated remote training system.

Water

In 2004 and 2005, we divested most of our water activities. We continue to own Enel.NewHydro, a company we formed in June 2004, which holds a 51% interest in Wisco, a joint venture company we set up with Trenitalia S.p.A. that is active in industrial waste water purification.

Competition in the Italian Electricity and Natural Gas Markets

In Italy, we face competition in the generation and sales of electricity, but not in electricity distribution, in which we have natural local monopolies.

Competition in Italian Electricity Generation

In 2006, we accounted for approximately 34% of Italian electricity production. Italian electricity demand has historically exceeded the amount of electricity produced in the country each year, with the difference being made up through electricity imports. We purchased approximately 38% of the electricity imported into Italy, and also purchased electricity produced by independent power producers and electricity produced from renewable resources under the CIP 6 regime, which the GRTN (now the Gestore dei Servizi Elettrici or GSE) buys from producers and resells at auction on the free market. For a description of the CIP 6 regime see “— Regulatory Matters — Electricity Regulation — Promotion of Renewable Resources.”

As a result of limitations on the production and import of electricity imposed by the Bersani Decree, we were required to sell generation plants with a total installed net capacity of at least 15.0 GW by January 1, 2003. In order to comply with the requirement, we created and sold the Gencos (Edipower, Endesa Italia and Tirreno Power) after transferring an aggregate of approximately 16.0 GW of gross installed capacity to them. As of December 31, 2006, we estimate that we had approximately 45% of total Italian net installed capacity, as compared to approximately 75% at the start of 2001.

The disposal of the Gencos has exposed us to increasing competition from other generating companies. Our competitors also include domestic independent power producers, municipal utility companies and foreign operators that have acquired Italian generation assets or export electricity to the Italian market. Between 2003 and 2006, other producers were authorized to build approximately 21 GW of new generating capacity in Italy, of which approximately 9 GW is already operational, and another 7 GW is expected to be operational by 2011. We expect that competition will increase further due to:

•	the introduction on April 1, 2004, of trading on the Italian power exchange,

•	an increase in bilateral contracts between our competitors and final customers,

•	regulations limiting each operator’s access to international electricity sources to a maximum percentage of available interconnection capacity, and

•	the development of new interconnection lines that will increase the volume of electricity that may be imported into Italy.

In addition, on May 7, 2005, the Energy Authority issued for public comment proposals for possible measures to promote competition in the wholesale electricity market and limit the impact of market power held by dominant producers. Please see “— Regulatory Matters — Electricity Regulation — The Italian Power Exchange” for additional information on these proposals.

Our main competitors in Italy are Edison, the three former Gencos and Eni, though EniPower. According to their respective annual reports, as of December 31, 2006, Edipower had a reported installed capacity of 8.4 GW, Edison had a reported capacity of 7.7 GW, Endesa Italia had a reported capacity of 6.6 GW, EniPower had a reported capacity of 4.5 GW and Tirreno Power had a reported capacity of 3.2 GW.

The following table sets forth the main energy producers in Italy and the amount of energy they produced, the total amount of energy imported into Italy and the total demand for energy in Italy during 2006:

	2006	Percentage of Total	Percentage of
	Production(1)	Italian Output	Demand
	(GWh)

Enel	103,910	34%	31%
Former Gencos	61,458	20%	18%
Edison(2)	39,498	13%	12%
EniPower	24,820	8%	7%
Main municipal electricity companies(2)	15,000	5%	4%
Other independent power producers	57,040	19%	17%

Total production in Italy	301,726	100%	—

Pumped storage consumption(3)	(8,648)	—	—
Net imports	44,718	—	13%

Total demand in Italy	337,796	—	100%

(1)	Electricity production, net of power used by generating and auxiliary installations.

(2)	Excluding stakes in former Gencos.

(3)	Refers to the use of electricity by pumped-storage hydroelectric plants to pump water to elevated areas for use at a later time to generate electricity.

Source: Enel elaboration based on provisional data for Italy from Terna, and publicly available information of other producers.

The following table shows the main energy producers in Italy and our estimates of their net installed capacity, as well as the total net installed capacity in Italy, for each of the years indicated:

	As of December 31,
	2005	2006
	(GW)

Enel	42.2	40.5
Former Gencos	17.9	18.2
Eni	4.3	4.5
Edison(1)	6.9	7.7
Main municipal electricity companies(1)	4.0	4.5
Other independent power producers	10.2	12.1

Total net installed capacity in Italy	85.5	89.8

(1)	Excluding stakes in former Gencos.

Source: Enel estimates

The main municipal electricity companies are AEM S.p.A. of Milan, ACEA S.p.A. of Rome, Iride and ASM Brescia S.p.A. They are each publicly traded, but remain majority-owned by the relevant municipality. In addition to their electricity businesses, these companies offer gas and/or water services.

Competition in Italian Electricity Sales

For sales on the free market, we compete with independent and other power producers, importers, wholesalers and brokers. We expect competition in the free market to increase further following the Energy Authority’s decision to permit all non-residential customers to qualify as Eligible Customers as of July 1, 2004 and to allow residential customers access to the market as of July 1, 2007.

Competition in Italian Gas Sales

In our natural gas business, we compete mainly with Eni, the incumbent operator that historically held a monopoly for natural gas distribution and sales activities in Italy and continues to hold a significant majority of the overall market for such activities. In 2006, our share of the market for natural gas sales to end users, based on number of customers served, was 14%.

The Italian natural gas market is currently going through a process of liberalization. Please see “— Regulatory Matters — Gas Regulation” for a discussion of the regulation of the natural gas market.

Seasonality of Electricity and Gas Consumption

Electricity and gas consumption in Italy is somewhat seasonal. Since use of artificial light is highest in winter, electricity and gas consumption peak during winter months. Nevertheless, increased use of air conditioning during the summer months has rendered less significant the difference in electricity demand during winter versus summer months, and increased use of natural gas for industrial production has rendered less significant the difference in gas demand during winter versus summer months. Electricity and gas consumption is particularly low in August, the traditional vacation period in Italy.

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

In line with our strategy of focusing on our core energy operations, in May 2005, we entered into an agreement for the sale of Wind to Weather Investments in a series of transactions. Weather Investments is a private consortium headed by Naguib Sawiris, who controls Orascom, an Egypt-based mobile phone operator that provides telecommunications services in the Middle East, Africa and Asia and is listed on the London Stock Exchange and the Cairo and Alexandria Stock Exchange. On August 11, 2005, we completed the first part of the transaction, which consisted of our sale of a 62.75% stake in Wind to one of Weather Investments’ subsidiaries for €2,986 million plus the acquisition by us of a 5.2% stake in Weather Investments through our subscription to a €305 million capital increase. On February 8, 2006, we completed the transaction by selling to one of Weather Investments’ subsidiaries an additional 6.28% stake in Wind for €328 million, and, thereafter, transferring to Weather Investments the remaining 30.97% stake in Wind in exchange for shares representing 20.9% of Weather Investments’ share capital. As a result of these transactions, we no longer have any direct interest in Wind, and we received aggregate cash consideration of €3,009 million and a 26.1% interest in Weather Investments. In December 2006, we sold our 26.1% interest in Weather Investments to Naguib Sawiris for approximately €1,962 million.

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

Our Transmission Division consisted of Terna and its subsidiaries. Terna owns a large majority of the Italian national transmission grid. In light of Italian laws and regulations that impose certain restrictions on the ownership and management of the Italian transmission grid, we have disposed of most of our interest in Terna and retain only 5.12% of its share capital. In particular, in June 2004, we sold 50% of Terna’s share capital in an initial public offering in Italy and in a private placement with certain institutional investors that was not registered under the Securities Act (the “Terna IPO”). In April 2005, we sold an additional 13.86% of Terna’s share capital in the context of a private placement, and in September 2005, we sold an additional 29.99% to Cassa Depositi e Prestiti. Finally, in January 2006, we distributed 1.02% of Terna’s share capital as “bonus” shares that we had promised to certain Italian retail investors as part of the Terna IPO.

Regulatory Matters

Overview of Regulation in the Energy Sector in Italy

The Ministry of Economic Development and the Energy Authority share responsibility for overall supervision and regulation of the Italian energy sector, comprising both electricity and gas.

The Ministry of Economic Development is responsible for establishing the strategic guidelines for the energy sector and for ensuring the safety and economic soundness of the electricity and gas sectors.

The Energy Authority is responsible for:

•	setting and adjusting tariffs on the basis of general criteria established by law,

•	advising the Ministry of Economic Development on the structuring and administration of licensing and authorization regimes for the energy sector,

•	ensuring the quality of services provided to customers,

•	overseeing the separation of utility companies into distinct units for accounting and management purposes,

•	promoting competition, and

•	otherwise protecting the interests of consumers, including the authority to mediate disputes between utilities and consumers, and to impose sanctions for violations of regulations.

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

•	liberalized, as of April 1, 1999, the generation, import and export of electricity,

•	provided that consumers, or Eligible Customers, meeting certain consumption thresholds, which have been progressively reduced, may negotiate supply agreements directly with any domestic or foreign producer, wholesaler or distributor of electricity, while other, “Non-Eligible Customers” must continue to purchase electricity from the distributor serving the area in which they are located and pay regulated prices determined by the Energy Authority,

•	provided that after January 1, 2003, no electricity company may produce or import more than 50% of the total of imported and domestically produced electricity in Italy, which limit resulted in our sale of the Gencos,

•	provided for the establishment of the Single Buyer, a central purchaser of electricity from producers on behalf of all Non-Eligible Customers,

•	provided for the creation of the Italian power exchange, a virtual marketplace in which producers, importers, wholesalers, the GRTN, other Eligible Customers and the Single Buyer buy and sell electricity at prices determined through a competitive bidding process,

•	provided for the creation of a Market Operator to manage the Italian power exchange,

•	provided for the separation of management and operation of the national electricity transmission grid, which was to be licensed to an independent transmission system operator, the GRTN, from ownership of the grid assets, which were retained by existing owners, primarily Terna, and

•	established a new licensing regime for electricity distribution and provided incentives for the consolidation of electricity distribution networks within each municipality.

The Bersani Decree was amended following the enactment of a law in October 2003 that provided, among other things, for the reunification of management and operation of the national transmission grid with its ownership under a single private entity. Pursuant to an implementing decree enacted in May 2004, on November 1, 2005 responsibility to manage the national transmission grid and the related assets was transferred from the GRTN to Terna, although the GRTN retained its other responsibilities. Starting from October 2, 2006, GRTN has been renamed Gestore dei Servizi Elettrici (GSE).

Following the transfer of assets to Terna, no electricity operator, including us, is entitled to voting rights in excess of 5% with respect to the appointment of Terna’s directors. In addition, the implementing decree required us to reduce our holding in Terna to no more than 20% by July 1, 2007. Accordingly, we have reduced our holding to 5.12%.

In 2003, the EU adopted a new directive and a related regulation to further liberalize the electricity market. The new Electricity Directive, which replaced the 1996 Electricity Directive, enables all consumers to freely choose their supplier by 2007, irrespective of consumption levels, with all non-household consumers enjoying this right of choice from 2004. Further, the new Electricity Directive introduces new definitions of public service obligations and security of supply, establishes a regulator in all EU member states with well-defined functions, and, finally, requires legal unbundling of network activities, including distribution, from generation and supply starting from July 1, 2007 at the latest. The related EU regulation establishes common rules for the cross-border trade in electricity in the EU, laying down principles on charges to be paid as a result of transit flows and access to networks as well as on congestion management. EU member states were required to implement the new directive by July 1, 2004, except for certain provisions relating to unbundling of network activities, for which implementation could be delayed until July 1, 2007. Italy partly implemented this directive through the Marzano Law and a Law Decree approved in June 2007, which are discussed below.

On September 28, 2004, the Marzano Law (so named after the then-Minister of Economic Development, Antonio Marzano), a law aimed at reorganizing existing energy market regulation and further liberalizing the natural gas and electricity markets, took effect. Among other things, the Marzano Law aims to clarify the respective roles of the Italian central government, regional and local authorities, and the Energy Authority. The Marzano Law also seeks to facilitate investments in the energy sector. To further liberalize the market, and consistent with the new Electricity Directive, the Marzano Law provides that all customers will be eligible to purchase electricity on the free market from July 1, 2007, although the law provides that the Single Buyer will nonetheless continue to supply electricity to consumers who choose not to leave the regulated market.

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

Certain provisions of the Marzano Law concerning the allocation of powers between the Italian national and regional government have been challenged before the Italian Constitutional Court. In 2005, the Constitutional Court rejected an action brought by the Italian Region of Tuscany for interference by the national government with the regional government’s authority. The national government has also challenged a law passed by the Tuscany government for interference with the national government’s authority in the field of competition and regulation. In June 2006, the Constitutional Court issued a judgment upholding the government’s position and therefore confirming that the national government has prevailing authority over the regions, whose provisions on gas and electricity were declared incompatible with the Italian Constitution.

Further changes to the regulatory framework may occur as a result of European Commission follow-up actions after its completion of an inquiry into the energy sector. In June 2005, the European Commission launched an inquiry into the effects of the regulatory measures that have been adopted which showed that progress in achieving a truly integrated energy market had been slow. The final report was issued on January 10, 2007 and confirmed the preliminary findings released in February 2006. According to the report, market concentration, vertical foreclosure, lack of market integration, lack of transparency and price formation, limited competition at the retail level, distortions in the balancing markets (i.e. markets for the supply of electricity that ensures real time balance between demand and supply) and obstacles to realize the full potential of LNG as a way to improve security of supply are the main barriers to a fully functioning internal energy market. In order to remedy these shortcomings, the European Commission has proposed further regulatory measures, including a proposal to separate ownership of transmission infrastructure from other activities in the electricity and gas sectors and strengthening of the power of regulators. Legislative measures to realize these proposals are being discussed at the European level. Finally, as it had already indicated when it released the preliminary findings of the report in February 2006, the Commission intends to make more use of its existing powers to enforce competition law. In particular, on May 16, 2006, it launched unannounced inspections at Hungarian utilities, specifically targeting possible foreclosure effects stemming from long-term supply contracts. Please see also see “Item 3. Key Information — Risk Factors — Risks Relating to our Energy Business — The European Commission has launched an investigation into the functioning of the European energy market that could lead to measures which could have a material adverse effect on our operations.”

The Commission is also empowered to bring infringement actions against Member States for failure to adequately implement EU legislation. In April 2006, the Commission had started such proceedings against certain Member States, including Italy, for failure to adequately enact EU legislation concerning energy. These proceedings are still pending.

In addition, in June 2007, the Italian government approved urgent measures to complete implementation of EU directives on gas and electricity. In particular, the law decree provides that starting from July 1, 2007, electricity distribution companies, with at least 100.000 customers, have to set up a separate selling company, by December 2007. The Law Decree empowers the Energy Authority to issue rules on functional separation of gas storage, distribution and transmission system operators from the vertically integrated undertaking. Furthermore, the Law Decree provides that all household customers and small enterprises (as defined in the Law Decree who elect not to participate in the free market will continue to be supplied by the distribution company or its sales company under conditions set by the Energy Authority. The Single Buyer will continue to be responsible for purchasing electricity for resale to household customers and small enterprises. A decree of the Minister of Economic Development will issue rules to guarantee that all customers other than household customers and small enterprises have access to a supplier of last resort. The Law Decree is an emergency measure issued by the government for reasons of celerity. The Parliament has the power to ratify the Law Decree and to make changes. If the Parliament does not ratify the Law Decree within sixty days from its approval, the provisions set forth therein will be no longer valid.

Eligible and Non-Eligible Customers

One of the most important features of the regulatory framework was the distinction between Eligible Customers and Non-Eligible Customers. Eligible Customers may enter into bilateral contracts for the supply of energy at freely negotiated prices directly with any domestic or foreign producer or retailer or, since January 1, 2005, buy electricity directly on the power exchange. Retailers, including our subsidiaries Enel Energia and Enel Trade, may buy electricity for resale to Eligible Customers from any producer or on the power exchange. All customers that do not qualify as Eligible Customers are considered Non-Eligible Customers.

In accordance with the new 2003 Electricity Directive implementing measures, the Energy Authority on June 30, 2004, recognized all non-residential customers, or approximately 7 million consumers, as Eligible Customers as of July 1, 2004, permitting them to take part in the free market from that date if they so choose. From July 1, 2007, all customers, including residential customers, will be eligible to purchase electricity on the free market. Pursuant to a Law Decree approved in June 2007, all household customers and small enterprises (as defined in the Law Decree) who elect not to participate on the free market will continue to be supplied by the distribution company or by its sales company under conditions set by the Energy Authority. The Law Decree also provides that the Single Buyer will continue to be responsible for purchasing electricity for resale to household customers and small enterprises that choose not to leave the regulated market. A decree of the Minister of Economic Development will issue rules to guarantee that all customers other than household customers and small enterprises have access to a supplier of last resort.

Taking into account that, as of July 1, 2007, all customers will become Eligible Customers and be able to purchase electricity freely on the market, the Energy Authority has started to take actions to help customers choose their suppliers and to guarantee that they continue to enjoy a high level of service. In July 2006, the Energy Authority approved guidelines concerning the transparency of billing documents for electricity customers.

Under these guidelines, the electricity bill must contain two sections for the presentation of data. The first section must present data on the main components of the final amount of the electricity bill; the second section must present information to allow customers to have more details on the way the final amount has been calculated, as well as additional information concerning the type of consumption. In addition, at least once a year customers are entitled to receive information on the mix of sources used to generate electricity in Italy. Non Eligible Customers will be able to receive this information starting from July 1, 2007.

In 2007, the Energy Authority issued further measures to ensure a smooth transition to the free market for residential customers. The Energy Authority is seeking to enable customers to make informed choices about their suppliers. In particular, the Energy Authority requires that customers are able to compare the prices offered by suppliers with the price they would pay on the basis of tariffs or reference prices published by the Energy Authority. For customers other than residential customers, the Energy Authority requires a higher degree of transparency and suppliers are requested to also provide information on the components of the service provided and the relative break down of costs to arrive at the final offer.

The Single Buyer

The Single Buyer, a corporation formed in 1999 and wholly owned by the GSE, is responsible for ensuring the efficient, adequate and non-discriminatory supply of electricity to Non-Eligible Customers until they are allowed to freely choose their supplier. The Single Buyer became operational on January 1, 2004. Electricity distribution companies, including us, may take stakes of up to 10% in the Single Buyer, although the GSE must remain the majority shareholder.

Based on its own periodic estimates of future electricity demand and Ministry of Economic Development guidelines, the Single Buyer purchases all electricity for the regulated market from us and other domestic and foreign producers. All distribution companies, including ours, are required to purchase electricity to be distributed on the regulated market from the Single Buyer.

The Single Buyer may purchase electricity on the power exchange, through bilateral contracts (including “contracts for differences,” as described below) with domestic and foreign producers, or from the GSE, which resells the electricity it is required to purchase under the CIP 6 regime.

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

Since 2004, the Single Buyer has held a series of annual auctions for “contracts for differences,” which are financial derivative contracts used to hedge the price risk of operations on the power exchange. These contracts establish a reference price, or “strike” price for a specified quantity of electricity, which the Single Buyer then purchases on the power exchange at the market price. In 2004, these contracts were “two-way” contracts for differences: when the market price paid by Single Buyer was higher than the strike price, the counterparty would pay the Single Buyer an amount equal to the difference, while when the market price was lower than the strike price, the Single Buyer would pay the counterparty the difference. In 2005, Single Buyer offered only “one-way” contracts, under which the counterparty still paid the Single Buyer any excess of the market price for its electricity purchases over the strike price, while the Single Buyer instead paid the counterparty a contractually set premium. The Single Buyer auctioned approximately 19,500 MW in one-way contracts for differences. We won approximately 12,500 MW of the final amount awarded. These contracts give us the right to extend their duration at our option, a right which we exercised in May 2005. As a consequence, we will supply to the Single Buyer 6,660 MW until December 31, 2006 and 5,550 MW until December 31, 2007. In November and December 2006 the Single Buyer held additional auctions for “two-way” contracts for differences for 2007, totaling 1,216 MW. Enel was awarded “two-way” contracts for 700 MW (on top of the 5,550 MW “one-way” contracts we elected to supply pursuant to our option under the 2005 contract).

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

The Single Buyer is currently responsible for the supply of electricity to Non Eligible Customers (i.e. domestic customers until July 1, 2007 only) and Eligible Customers who have not opted for the free market. Legislation currently in force provides that after July 1, 2007 the Single Buyer shall continue to purchase electricity for resale to household customers and small enterprises that choose not to leave the regulated market. As a result of the implementation of EU rules on unbundling of the distribution and supply of electricity, legislative changes are expected. The changes will affect the role of the Single Buyer and the role of distributors, to which the Single Buyer currently sells electricity for the supply to household customers and small enterprises who have chosen not to leave the regulated market. Please see “— Electricity Regulation.”

The Italian Power Exchange

The Italian power exchange, a virtual marketplace for the spot trading of electricity by producers and consumers under the management of the Market Operator, started operations on April 1, 2004.

In the initial phase of the power exchange, from April 1, 2004, through December 31, 2004, the GSE, based on its own estimates of aggregate electricity demand, placed bids on the power exchange on behalf of all consumers who had not fully satisfied their demand through bilateral contracts. Since January 1, 2005, Eligible Customers have been able to participate directly in bidding for electricity on the power exchange.

The power exchange is organized into three different markets in order to ensure a steady supply of electricity — the “day-ahead” market, the “adjustment market” and the “ancillary service” market.

In the day-ahead market, sellers and buyers submit bids and offers for electricity to be supplied on the day following the transaction under the supervision of the Market Operator. The Market Operator is responsible for matching electricity demand and supply, and, consequently, for the definition of power injection (supply) and withdrawal (demand) schedules and for communicating these schedules to the transmission system operator, currently Terna, which is responsible for physical delivery of energy. Variations in the schedules agreed upon in the “day-ahead” market are negotiated through an “adjustment market.” In the “day-ahead” market and in the “adjustment market,” a market-clearing price (the “system marginal price”) at which all transactions must take place is set by the Market Operator on the basis of an aggregation of all bids and offers, starting, respectively, from the highest bid and the lowest offer. In addition, the Market Operator must also take into account physical network limitations that place constraints on the transport power from particular generation facilities to consumers and may result in market congestion.

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

In February 2005, the Energy Authority and Antitrust Authority issued a joint report on the state of the liberalization process of the Italian electricity sector in which, among other things, we were found to be in a position to set wholesale electricity prices throughout Italy, except in Sardinia (where Endesa holds a similar power). On May 5, 2005, the Energy Authority proposed certain possible measures to further promote competition in the wholesale electricity market over the next few years. The proposals include measures to reduce the structural power of operators in the market and disincentives to electricity producers to seek to exercise market power, in particular with respect to prices. Among the structural measures proposed are the required sale by us of additional power plants (on top of the 15,000 MW of productive capacity we have already sold through the disposal of the Gencos), or the required lease by us to third parties of generating capacity, as well as the partial entrusting to the Terna of the management of certain power plants deemed essential to cover demand for electricity, and hence whose production is a significant determinant of the wholesale price of electricity. The proposed disincentives to the exercise of market power include certain price cap mechanisms and the imposition of a requirement that producers enter into two-way contracts for differences or “Virtual Power Plant” contracts (“VPP”), in either case at predetermined quantities and at regulated prices. VPPs are contracts similar to contracts for differences that give the buyer the right, when the market price is higher than the contract price, to request from the seller an amount equal to the difference between the market and contract prices. Following these proposals, in the last quarter of 2005, the Energy Authority required us to enter into VPP contracts for 2006. Furthermore, the Energy Authority decided that the functioning of plants that provide energy for pumping water into hydroelectric power production facilities should be regulated. These measures were reversed by an Italian administrative court on February 6, 2006.

In April 2005, the Energy Authority officially concluded that two cases of price spikes on the power exchange, one in June 2004 and one in January 2005, may not have been the result of underlying market conditions, and instead may have been caused by violations of antitrust law by us. As a result, the Antitrust Authority opened an investigation into these alleged violations and the surrounding events. The investigation was closed in December 2006 without any finding of violation on our part following our agreeing to certain to certain undertakings. According to Italian law, companies subject to antitrust investigations can offer undertakings to assuage competition concerns. If it accepts the undertakings, the Antitrust Authority is bound to close the investigation without issuing any finding of violation against the investigated party. Our commitments included supplying electricity pursuant to a VPP procedure based on contracts for differences. More specifically, we offered 1,000 MW of such energy for 2007 and 700 MW for 2008 to the market. We have assigned all available VPP contracts for 2007 in December 2006 to various operators. The execution of our commitments for 2008 is subject to the verification by the Antitrust Authority of structural conditions in the market. If structural conditions are such that Enel is not found in a position to exert an influence on price formation, the commitments for 2008 will not be necessary. We are required to provide information on the fulfilment of our commitments by October 2007. Contracts for 2008, if applicable, will have to be negotiated in the month of December 2007, subject to a verification of market conditions by December 1, 2007.

For more information on these matters, please see “Item 3. Key Information — Risk Factors” and “Item 8. Financial Information — Other Financial Information — Legal Proceedings.”

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

In 2005, we controlled approximately 2,000 MW of the total import capacity pursuant to two long-term supply contracts. Since April 1, 2004, the date on which the power exchange started operations, we sell the electricity imported pursuant to these contracts to the Single Buyer under terms set by Ministerial Decree. Until December, 31 2005 the energy we purchased under these long-term supply contracts enjoyed priority access to interconnection capacity for transmission of electricity into Italy from neighboring countries, for up to 2,000 MW. However, in 2006, the French regulatory authority decided not to assign to us any transmission or any reserved capacity for our import of the electricity we purchased under a long-term contract with EDF. As a consequence, only part of the electricity bought under this contract was imported into Italy, with the remaining part being sold in France. We appealed the decision of the French regulatory authority, but on March 30, 2007, the French Supreme Administrative Court rejected our appeal. According to that Court, the regulatory authority acted in accordance with EU law, as clarified by a 2005 judgment of the European Court of Justice on this matter. The decision of the French Supreme Administrative Court is final.

In April 2006, the European Commission started proceedings against certain Member States, including Italy, challenging, among other things, priority access for long-term supply contracts. These proceedings are still pending. However, priority access for our long-term contract on the French border has been cancelled for 2007 by both the Italian government and the French regulator. As a consequence we are currently selling electricity under this contract outside of Italy. This contract will expire at the end of 2007. We still enjoy priority access to interconnection capacity for our long-term contract on the Swiss border since Switzerland is not part of the European Union and therefore priority access to interconnection capacity with this country is not affected by the European Commission’s proceedings. This contract expires on December 31, 2011.

The Bersani Decree authorized the Ministry of Economic Development to set terms and conditions to allocate the interconnection capacity available after deducting the capacity used by existing long-term contracts, taking into account a fair allocation of the generally less expensive imported electricity between the free and regulated markets if import demand exceeds total interconnection capacity.

The allocation mechanism for 2004 set out by the Ministry of Economic Development in accordance with EU law and applied by the Energy Authority and the GRTN considered the total interconnection capacity available at the borders with France and Switzerland (the north-west pool) and Austria and Slovenia (the north-east pool) separately. Interconnection capacity was allocated on a pro-rata basis; in addition, in no case may a single importer hold more than 10% of the interconnection capacity available in any given pool. The Ministry of Economic Development put a new allocation mechanism into effect for 2005. Under the new mechanism, capacity is allocated pursuant to an implicit auction mechanism, with the price to be paid for access to this capacity determined based on the price in the power exchange’s “day-ahead market” (please see “— The Italian Power Exchange,” above). Because of the link to prices on the power exchange, this mechanism may result in higher price volatility for, and an increase in the cost of, imported electricity. As a result, the Energy Authority has also established a mechanism to provide purchasers of imported electricity with an exemption from congestion charges. In 2005, this exemption was awarded by the GRTN on a pro-rata basis in the event applications exceed the total available quantity. In 2006, the exemption was allocated through an auction. The allocation mechanism for 2007 has been changed pursuant to an agreement between Terna and other operators responsible for network operations in neighboring countries. The allocation mechanism for 2007 is based on explicit auctions, i.e. those who take part in the auction bid a price for interconnection capacity. The bidders obtain the right to import electricity on a yearly, monthly and daily basis. The revenues arising from the auctions are shared evenly between the operators responsible for network operations involved. Terna is obliged to use the proceeds of the auctions in favor of final customers. This requires paying a fixed share of the proceeds to the Single Buyer as compensation for the costs it currently incurs in purchasing electricity for final customers.

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

Our concessions for the distribution of electricity are scheduled to expire on December 31, 2030.

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

Substantially all of the qualifying distribution companies in municipalities with co-existing networks made requests to purchase our networks in those cities. For more details on the consolidation process, please see “— Business — The Enel Group — Distribution of Electricity — Consolidation of Electricity Distribution Networks.”

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

Pursuant to European legislation passed in 2003, we are required to manage distribution and sales as two separate businesses. In 2007, the Energy Authority issued a decision setting out certain requirements that we and all other integrated groups operating distribution and sales need to meet in order to ensure an adequate level of separation or “unbundling”. In particular, unbundling requires that the network activities of distribution companies are managed independently of the other businesses. This implies that our subsidiaries that are involved in distribution must be able to adopt decision concerning network planning and expansion independently. As a consequence, there are limitations on our ability to control their day-to-day operations and investment decisions, though their overall level of investment is nonetheless subject to our control. In addition, there are limitations on the ability of directors to hold seats in one of our distribution subsidiaries if they are also directors of companies involved in other businesses. Similarly, employees of the distribution companies cannot have a financial interest in our other businesses, including stock options. In order to ensure non-discriminatory treatment to all companies wishing to supply electricity to customers in the area of a given distribution company, the distribution company must hold a database with information about customers. The database must be separate from other databases and be accessible on an equal basis to our subsidiaries and other providers. All transactions between the distribution companies and other companies belonging to the Enel Group must be at market prices. There can be no obligation for our distribution companies to purchase goods or services from other companies belonging to the Enel Group. The Energy Authority also envisages that, starting from 2010, metering activities will need to be managed as a separate business from distribution. These rules do not prevent energy groups from having a single company active in distribution of both electricity and gas.

Further rules on unbundling, including an obligation to manage distribution networks with at least 100,000 customers through a dedicated company, have been provided by a Law Decree approved in June 2007. Under the Law Decree, the Energy Authority is empowered to issue rules on functional separation of gas storage, distribution and transmission system operators from the rest of the vertically integrated energy group.

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

The Energy Authority sets base tariff levels every four years. In setting the base tariff levels, the Energy Authority takes into account:

•	Operating costs of generation (for electricity prices on the regulated market), transmission and distribution activities, including procurement costs, and amortization and depreciation. In order for operators to be able to recover particular costs, the costs must be both actually incurred by them and recognized by the Energy Authority,

•	An appropriate return on invested capital, including both equity and debt financing, and

•	The costs associated with system charges.

In 2004, the Energy Authority set new base tariffs for the 2004-2007 period, which have been in force since February 1, 2004. The Energy Authority estimated that the new tariff regime in place for 2004-2007 would result in a reduction of the overall tariff paid by regulated market customers of approximately 13% in real terms (assuming no change in fuel costs and system charges) during the period. The actual results were in line with the Energy Authority’s estimates.

Consultation procedures to set tariffs for the 2008-2011 period are in progress. These tariffs will concern transmission, distribution, and metering services. The Energy Authority has announced that the new tariffs will seek to promote efficiency and provide incentives for the development of infrastructure and be based on a simplified mechanism. Final rules will be adopted in the second half of 2007.

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

In 2004, the Energy Authority also put in place a system to compensate distributors that serve areas where costs are significantly higher than the national average due to uncontrollable factors such as population density and geography. The costs to be taken into account in setting this compensation are to be based on infrastructural elements such as length of cables and installation type (aerial or underground). The compensation system does not apply to Enel Distribuzione, but it applies to our subsidiary Deval, which requested approximately €2.4 million as compensation. In September 2006, the Energy Authority granted Deval €1.6 million as compensation.

The Energy Authority currently defines the following six tariff categories of electricity consumers:

•	low-voltage domestic consumers (residential customers),

•	low-voltage public lighting,

•	other low-voltage end users,

•	medium-voltage public lighting,

•	other medium-voltage end users, and

•	high-voltage end users.

Consultations are ongoing to modify the current tariffs structure. The Energy Authority is seeking to maintain tariffs for domestic low voltage customers even after July 1, 2007 (i.e. when all customers will be able to freely choose their supplier). The Energy Authority is also seeking to introduce a discount system for disadvantaged customers. A new consultation document is expected by the end of June 2007.

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

The variable-cost component of the tariffs was principally intended to reflect fuel costs associated with thermal power generation. This system resulted in an increase in the relative profitability of:

•	Hydroelectric or geothermal generation, since these plants do not incur fuel costs, and

•	The resale of electricity imported under long-term contracts in effect as of the date of the entry into force of the first Electricity Directive on February 19, 1997, which was frequently cheaper than electricity generated in Italy.

The Energy Authority decided to reduce this potential windfall profit for hydroelectric or geothermal producers by establishing a new surcharge to be paid by these producers to the GSE with respect to electricity sold by them. This surcharge applied until December 2001. Pursuant to rules on stranded costs enacted in 2002 (which are described in more detail below), the surcharge on hydroelectric and geothermal generation was abolished as of January 1, 2002.

In February 2004, the Energy Authority modified the price electricity producers were permitted to charge to distributors for the electricity to be supplied to regulated customers in order to reduce the component of electricity tariffs related to generation during March 2004. We and other electricity operators challenged this reduction before the Administrative Tribunal of Lombardy, which annulled the Energy Authority decision. The Supreme Administrative Court, however, overruled this decision on January 16, 2006. Accordingly, we were required to reimburse consumers approximately €200 million, which is the difference between the price paid by regulated customers for the electricity supplied in March 2004 and the amount resulting from implementation of the reduction mandated by the Energy Authority.

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

Residential customers do not have any options for the distribution component per se, since the tariff they pay includes the generation component and transport charges without distinguishing between the two. However, distributors may now also offer regulated market customers different tariff options, subject to approval by the Energy Authority. Please see “— Business — The Enel Group — Distribution of Electricity — Telemanagement System” for information regarding our tariff options.

System Charges and Other Charges

The tariff structure also addresses the need to cover various costs resulting from public policy-related requirements imposed on the Italian electricity industry by providing for the following charges, payable by all electricity consumers:

•	Charges concerning the electricity system, established by the Ministry of Economic Development, that consist of:

•	a nuclear surcharge, covering part of the costs incurred by So.g.i.n., the company to which we transferred our discontinued Italian nuclear operations, in connection with the dismantling of nuclear plants and decommissioning of nuclear fuels; this surcharge is designed to cover substantially all of such costs when added to the funds that we transferred to So.g.i.n.,

•	a surcharge that benefits producers from renewable resources,

•	special surcharges covering the cost of supplying electricity at mandated discounts to certain customers (primarily the Italian state-owned railway company and Acciai Speciali Terni S.p.A., both of which transferred electricity assets to us as part of the nationalization of the Italian electricity industry in 1962),

•	research and development surcharges, covering related costs, and

•	certain stranded costs that have not yet been recovered. Please see “— Stranded Costs” below for a discussion of these costs.

•	Other general interest charges established by the Energy Authority to adjust or refine the operation of the tariff mechanism, which include adjustments to cover potential differences between distributors’ costs as recognized under the current tariff structure and actual tariff revenues.

•	Incentives for the enhancement of the quality of service.

•	Charges recovered through upward adjustments to the price caps, as established by the Energy Authority, which cover:

•	costs deriving from unforeseeable events, changes in the regulatory framework or new obligations for universal service,

•	costs deriving from demand-side management initiatives intended to promote a more efficient use of resources by electricity customers, including information campaigns, and

•	additional recognized costs incurred in connection with the offer of value-added services on top of basic options.

Revenues deriving from system charges are remitted to and managed by the Cassa Conguaglio per il Settore Elettrico, or the Equalization Fund, a public entity charged with redistributing these revenues to the electricity companies entitled to receive them.

Stranded Costs

Stranded costs are current costs deriving from contractual commitments or investment decisions that electricity companies:

•	undertook for reasons of public policy,

•	undertook at a time when the electricity markets were not yet open to competition, and

•	could have been recovered in a monopoly regime but cannot be recovered under a regime of competitive electricity pricing.

To facilitate the transition to open electricity markets, the European Commission has stated that electricity companies should be refunded their stranded costs provided that:

•	they minimize the impact of those costs (and, hence, the amount of the refund) on their future operations, and

•	they submit an industrial plan demonstrating the long-term profitability of the activity related to the stranded costs.

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

In August 2004, the MEF and the Ministry of Economic Development issued a joint decree that determined the overall amount of stranded costs we are entitled to recover. On December 1, 2004, following the European Commission’s approval of the decree pursuant to the state aid rules of the European Union, we became entitled to recover approximately €513 million on account of stranded costs related to our generation plants for the period 2000-2003. The amount of stranded costs related to the Nigerian LNG contract we are entitled to recover was determined to be approximately €555 million in respect of the 2000-2003 period and approximately €910 million in respect of the 2004-2009 period.

The timing and manner in which these amounts are to be paid to us were set out in a decree issued jointly by the Ministry of Economic Development and the MEF on June 22, 2005. The decree provides that stranded costs related to the Nigerian LNG contract for the period ending in 2004 and stranded costs related to our generation plants will be reimbursed by December 2009 through quarterly payments. Stranded costs related to the Nigerian LNG contract for the period from 2004 through 2009 will be limited to the value of gas effectively used for electricity generation, calculated on a yearly basis. The total amount of payments in consideration of stranded costs we received was €361 million as of December 31, 2005, €1,230 million as of December 31, 2006, and €1,296 million as of March 31, 2007. As of March 31, 2007, we accrued a residual credit of €285 million, and €410 million will become due in the period from 2007-2009.

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

The Energy Authority has instituted an incentive system whereby it grants bonuses to companies that exceed its targets for continuity of service and imposes penalties on companies that fail to meet them. We have consistently exceeded our continuity of service targets since 2000. Distributors that outperform the targets are paid their bonuses through a component of the tariff structure. We received bonuses of €63 and €118 million for having outperformed the continuity of service targets in 2004 and 2005. We expect that the Energy Authority will assign bonuses with respect to 2006 in the second half of 2007.

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

We believe that the level of revenues expected under the current tariff structure will allow us and other distributors to cover the costs we need to incur to meet the continuity and quality of service targets set by the Energy Authority. See also “— Business — The Enel Group — Domestic Sales Division — Continuity and Quality of Network Service.”

In May 2005, the Energy Authority issued a consultation document, subject to public comment through June 30, 2005, proposing to institute a system of automatic compensation payable by electricity distributors to affected customers in the event of a blackout of other prolonged service interruption. Under these proposals, compensation would be payable by a distributor that fails to restore service within eight hours from the start of the interruption, if the interruption has not been caused by damage to the distributor’s facilities, or within 24 hours from the start of the interruption, if the interruption has been caused by damage to the distributor’s facilities. The Energy Authority’s proposals also provide for incentive mechanisms for distributors to restore service as soon as possible in the event of a widespread and prolonged service interruption. The Energy Authority has issued further consultation documents in June 2006 and January 2007. The Energy Authority is proposing to distinguish between “exceptional” and “normal” circumstances. Customers will be entitled to claim a fixed sum as compensation in both cases. Compensation for interruptions that take place in “exceptional” circumstances will be paid by a fund managed by the Equalization Fund. The fund is financed by final customers, distributors and Terna. It is yet unclear how the Energy Authority intends to deal with sharing of responsibilities between Terna and distributors in complex cases where interruptions involve also the transmission network. The Energy Authority is expected to issue a final decision in the second half of 2007.

In April 2007, the Energy Authority started the first consultation to define new standards for the continuity and quality of electricity service for the 2008-2011 period. The Energy Authority’s proposal under consultation includes rules on the maximum number of interruptions allowed, new quality measurement systems, promotion of specific measures to improve distribution networks’ reliability and safe operations. To implement the measures to improve distribution networks, the Energy Authority is proposing to apply a higher measure of remuneration of cost of capital than the one foreseen for the remuneration of capital invested in distribution networks.

Promotion of Renewable Resources

In 1992, the Comitato Interministeriale Prezzi, an Italian governmental committee, issued Regulation 6/92 (“CIP 6”), which established incentives for new generation plants using renewable resources and for the sale of electricity produced from renewable resources. Initially under the CIP 6 regime, we had been required to purchase substantially all of the qualifying domestic production of electricity from renewable resources at fixed prices. In November 2000, the Ministry of Economic Development issued a decree that transferred all energy produced from renewable resources under the CIP 6 regime to the GSE as of January 1, 2001. Under current regulations, the GSE is required to purchase all CIP 6 electricity, which it resells to Eligible Customers and, starting from 2004, also to the Single Buyer. The Single Buyer has a right to a predefined quota of CIP 6 electricity. Until 2003, Eligible Customers obtained CIP 6 electricity pursuant to an auction mechanism; starting from 2004, they are awarded CIP 6 electricity on a pro-rata basis. The GSE sells “green certificates” representing electricity from renewable resources purchased from CIP 6 producers. The total annual CIP 6 electricity production in 2005 was equal to approximately 50 TWh, in line with the amount produced in 2004. In 2006, the actual production was equal to 49 TWh and GSE estimates that total annual CIP 6 electricity production will slightly decrease in 2007.

The Bersani Decree provided that, starting in 2001, all companies introducing more than 100 GWh of electricity generated from conventional sources into the national transmission grid in any year must, in the following year, introduce into the national transmission grid an amount of electricity produced from newly qualified renewable resources equal to at least 2% of the amount of such excess over 100 GWh, net of co-generation, self-consumption and exports. Electricity from renewable resources may be produced directly or purchased from other producers who have obtained tradable “green certificates” representing a fixed amount of electricity certified as generated from renewable resources. In addition, the Bersani Decree granted priority dispatching to energy produced from qualified renewable resources.

An EU directive issued in September 2001 set targets for energy production from renewable resources, requiring that by 2010 a share equal to 22% of total electricity consumed in the EU be generated from renewable resources and providing recommended national targets to achieve this goal. Italy adopted legislation to implement this directive in December 2003, setting a 22.5% target for total production of electricity from renewable resources by 2010, lower than the 25% target for Italy recommended in the EU directive. December 2003 legislation amending the Bersani Decree provided for a progressive increase in the 2% share of electricity produced from newly qualified renewable resources electricity generators are required to introduce into the national transmission grid. For 2004, the percentage was increased to 2.35%. A further 0.35 percentage points increase applied in each of 2005 and 2006. Further increases shall be implemented for the three-year periods starting in 2007 and in 2010, given that EU Member States have agreed in March 2007 to achieve at least a 20% reduction of greenhouse gas emissions by 2020 compared to 1990 and increase to 20% the portion of primary energy consumption to be generated from renewable energy sources. This will affect national regulation on the promotion of renewable sources including the provisions of targets for Italy.

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

In January 2004, the European Commission determined that certain of the Italian regulations regarding hydroelectric concessions were contrary to EU law. In particular, the European Commission objected to the renewal preferences granted to existing holders of concessions (and in the region of Trentino-Alto Adige, to the operator controlled by the local authorities) upon the expiry of those concessions, as well as to the fact that the regulations provided for the expiration of all concessions in 2029 (and for the region of Trentino-Alto Adige, in 2010), even though these concessions had previously been of perpetual duration. In December 2005, Italy amended the relevant regulations, abrogating the renewal preferences and postponing the expiration of all concessions for additional 10 years. As a consequence, on June 28, 2006, the European Commission partially closed the proceedings. The proceedings concerning regulations in force in Trentino-Alto Adige remain open. However, they were suspended pending an action brought by five regional governments and the local authorities of the region of Trentino-Alto Adige before the Italian Constitutional Court, whereby they sought to obtain the reinstitution of the original expiry dates for operations they control. The Constitutional Court may not issue a judgment on this matter, though, because in January 2007 a law cancelled the 10-year postponement granted in 2005. We expect a decision by the European Commission on this matter by the end of 2007.

Taxes

Since January 1, 2001, consumers of electricity services have been subject to three indirect taxes, the first two of which are not applicable to residential customers whose consumption is below certain specified thresholds, qualifying them for a social protection scheme:

•	A state tax for residential uses (of €0.0047/kWh) and for other uses (of €0.0031/kWh excluding users with consumption over 1.2 GWh per month),

•	Additional local taxes that vary from €0.0093/kWh up to a maximum of €0.0204/kWh, and

•	Value-added tax of 20% for all users with the exception of residential and industrial customers (who are taxed at a rate of 10%).

Gas Regulation

Italian regulations enacted in May 2000 pursuant to EU Directive 98/30, which mandated the general liberalization of natural gas markets in the member states, seek to introduce competition into the Italian natural gas market through the liberalization of the import, export, transport, dispatching, distribution and sale of gas. In 2007 or 2008, the Italian government may enact new regulations which, pursuant to EU Directive 2003/55, aim at fostering competition in the European natural gas market mainly by enhancing the separation, with respect to corporate governance and accounting, between businesses relating to the operation of a network (i.e. transport, distribution) from activities concerning the supply/production of gas.

Gas Eligible and Non-Eligible Customers

Until December 31, 2002, only certain large consumers known as Gas Eligible Customers were able to freely choose their supplier of natural gas. During the same period, customers, mainly residential, who did not qualify as

Gas Eligible Customers, which we refer to as Gas Non-Eligible Customers, were obliged to purchase gas from distributors operating in their local area at a tariff set by the Energy Authority. Since January 1, 2003, all customers have had direct access to the natural gas system and the right to freely choose their natural gas supplier. However, natural gas suppliers are still subject to regulation with respect to the tariffs they may charge to domestic customers who were considered Gas Non-Eligible Customers at that date. In 2005, the churn rate of Italian customers amounted to 1.1%, a large part of which chose Enel as their supplier. Please see “— Distribution Tariffs and Sale Tariffs for Gas Non-Eligible Customers” below.

Transport and Storage

Companies engaged in the transport and dispatching of gas must allow access to their gas transport networks to third parties, provided that they have enough capacity and that granting such access is economically and technically feasible (TPA — Third Party Access). The Energy Authority establishes transport fees based on proposals from the individual operators. Pursuant to a law enacted in 2006, the Italian government is expected to adopt a Decree pursuant to which, after two years from its entry into force, no single person or company will be allowed to own more than 20% of the shares of State-controlled companies operating national gas transport networks.

Operators of natural gas storage facilities must obtain a concession from the Ministry of Economic Development and are required to provide storage services to third parties upon request, provided that they have enough capacity and that giving such storage services is economically and technically feasible. In addition, importers are required to maintain storage reserves equal to 10% of the gas they import from countries outside the EU.

Pursuant to a bill currently being examined by the Italian Parliament (the “Bersani bill”), in order to increase gas supply and foster competition in the Italian market, the Italian government may enact new regulations to promote investment in new gas import facilities and the MEF may grant financial incentives to local authorities authorizing the construction of these facilities within their territory.

The Marzano Law provides incentives for investment in new natural gas transport and storage facilities, as well as LNG regasification terminals, by exempting the investing companies from granting TPA to the new facilities. The exemption is granted on a case by case basis for no less than 80% of the capacity of such facilities and for a minimum of 20 years.

Distribution and Sale of Gas

The term distribution refers to the transport of gas through local networks for delivery to customer premises. Since January 1, 2002, gas distribution activities may be carried out only by companies that are not otherwise engaged in the natural gas industry, and gas sales to end users may be made only by companies that are not otherwise engaged in the natural gas industry except as importers, producers or wholesalers. In January 2007, a resolution by the Energy Authority required all groups or companies engaged in gas transport, distribution, storage, metering, and regasification of LNG to ensure the independence of each of these activities from any other businesses in the gas and electricity industries, with very limited exceptions, through separate accounts and fully independent governing bodies. Please see “— Overview of Regulation in the Energy Sector in Italy.”

Restrictions on Sale and Imports of Gas

The sale of gas to end users is made under an authorization granted by the Ministry of Economic Development , which both Enel Energia and Enel Trade have obtained. Enel Trade is also authorized to import gas to be sold to power plants and wholesalers. Each year from January 1, 2003 to December 31, 2010, no single operator has been allowed to hold a market share higher than 50% of domestic sales to final customers. In 2005, based on data provided by the Energy Authority, Enel had a market share in sales of natural gas of approximately 16%. In addition, no single operator is allowed to introduce imported or national gas into the domestic transmission grid in a quantity exceeding a specified percentage of the total, set at 75% in 2002 and decreasing by two percentage points each year thereafter, to 61% in 2010. The applicable percentage is calculated net of quantities of gas consumed by the relevant operator or by its controlled or affiliated companies.

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

Prior to enactment of the Marzano Law, gas distribution concessions awarded prior to May 2000 by means other than competitive tender expired by law at the earlier of their original expiration date or December 31, 2005, with the expiration date extendible for up to five years under certain conditions. The Marzano Law, as interpreted by the Ministry of Economic Development in November 2004, provided instead that gas distribution concessions are to expire at the earlier of their original expiration date or December 31, 2007, with the expiration date extendible for up to five years under certain conditions. However, certain local authorities have passed measures that would terminate gas distribution concessions in their jurisdictions on December 31, 2005. The Italian administrative courts before which these measures have been challenged disagreed with the Ministry of Ministry of Economic Development ’s interpretation of the Marzano Law. To remedy the resulting uncertainty, on February 23, 2006, the Italian parliament approved a law confirming that gas distribution concessions expire by law at the earlier of their original expiration date or December 31, 2007, but extended the expiration date to December 31, 2009 under certain conditions. Local authorities may further extend the expiration date by one year. Furthermore, certain gas distribution concessions for southern Italy expire at the later of June 21, 2012 or twelve years from the entry into force of their approval by the Ministry of Economy and Finance. Finally, gas distribution concessions awarded prior to May 2000 by competitive tender expire at the earlier of their original expiration date or December 31, 2012. The majority of our existing gas distribution concessions are currently due to expire on December 31, 2009. In August 2006, the Administrative Court of Lombardy requested the European Court of Justice to assess the compatibility with the EC Treaty of the automatic extension of the expiration dates granted pursuant to the February 2006 law.

Pursuant to the Bersani bill, the Italian government may enact regulations to define new award criteria in competitive tenders for distribution concessions, as well as to provide incentives for gas distributors to broaden the territorial scope of their activities.

Distribution Tariffs and Sales Tariffs for Gas Non-Eligible Customers

In December 2000, pursuant to Italian regulations, the Energy Authority identified tariff criteria that we and other gas distributors and suppliers must apply in setting tariffs for the distribution and supply of gas to Gas Non- Eligible Customers. The tariff criteria for both distribution and supply include a fixed and a variable component reflecting the balance between fixed and variable costs incurred by distributors and suppliers, respectively, and operate to impose a cap on the rates gas distributors and suppliers may charge. The portion of the variable component in the sale tariff relating to the cost of natural gas is revised on a quarterly basis.

For distributors, the tariff criteria generally take into account average capital costs, as determined by the Energy Authority based on a sample of selected operators. However, since June 2002, the Energy Authority has permitted distributors to set their rates based on actually incurred capital costs if such costs can be adequately proven.

Following the annulment of the previous tariffs by the administrative courts, the Energy Authority has issued a regulation establishing new distribution tariffs for the period October 2004-September 2008. According to the new tariff mechanism, distributors have to apply progressively decreasing tariffs. However, distributors who made investments or merged with other distributors are allowed to apply a lower tariff reduction. We expect these new tariffs to have a positive impact on Enel’s 2007 and 2008 results.

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

In December 2004, the Energy Authority revised the 2002 sale tariff criteria for former Gas Non-Eligible Customers in order to reduce the effect of fuel price increases on gas prices. In June 2005, the Administrative Court of Lombardy annulled the Energy Authority’s decision in a series of rulings. Some of these rulings were appealed by the Energy Authority and subsequently quashed by the Supreme Administrative Court, while others were not timely appealed and, therefore, became definitive. Consequently, in March 2007, the Energy Authority issued new sale tariff criteria for the period January 2005-June 2008. Under the new criteria, gas sales companies are entitled to apply sale tariffs for these years that are more favorable than the 2004 criteria. With the same resolution, the Energy Authority established the criteria pursuant to which gas sales companies may apply the new tariffs to final customers with respect to previous years.

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

In July 2000, we signed a voluntary undertaking with the Environment Ministry and the Ministry of Economic Development to reduce the annual level of CO2 emissions produced by our plants during the period between 2002 and 2006 from our level of emissions in 1990. The undertaking anticipates a number of measures to reduce GHGs emissions, including employing high-efficiency technologies, such as CCGT conversions, promoting the use of renewable resources and developing innovative generation technologies. In 2006, our CO2 emissions per power generation unit was equal to 496 g/kWh, i.e. below the target limit set pursuant to this undertaking for that year (equal to 510 g/kWh).

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

In the period between 2003 and 2005, our carbon tax liability decreased from approximately €40 million in 2003 and 2004 to €37 million in 2005. In 2006, our carbon tax liability was equal to €34 million, thus marking a further decrease.

Emission Trading

With a view to ensuring compliance with the Kyoto Protocol, in 2003 the EU adopted an Emission Trading Directive establishing a scheme for GHG emission allowance trading. . In October 2004, the EU also passed another directive (the so-called “linking directive”), which amended the Emission Trading Directive to allow the use of other flexible mechanisms for limiting GHG emissions.

The Emission Trading Directive requires that each member state submit to the European Commission a proposal on how it plans to comply with the directive’s emission limits. This proposal is to consist of an allocation plan by which each member state sets CO2 emissions thresholds for the 2005-2007 period for various industries, including the energy sector, and must provide for fines to be imposed on entities whose emissions exceed these thresholds. The allowable levels for the next period, i.e. 2008-2012, had to be proposed by 2006.

With respect to Italy, in July 2004, the Environment Ministry and the Ministry of Economic Development submitted to the European Commission a national allocation plan for Italy concerning the 2005-2007 period. Under the national allocation plan, the thresholds for thermal power plants would vary depending on the type of fuel burned, so as not to disadvantage plants that burn fuels such as coal, which, although generating higher levels of emissions, contribute to the stability and reliability of supply. In December 2004, the Italian government put in place the procedures necessary to authorize plants to emit GHGs and to gather the necessary information to grant emission rights. We received the relevant authorizations for our power plants in December 2004. In an amendment to the national allocation plan published on February 2005, the Enel Group was assigned emission quotas of 54 million, 45 million and 45 million metric tons of CO2 for the years 2005, 2006 and 2007, respectively.

On May 25, 2005, the European Commission approved Italy’s national allocation plan, including, however, modifications that reduced the allowable emissions assigned to Italy by 9% (from 255 million metric tons to 232 million per year), which therefore required a revision to the February 2005 emission quota allocations. On February 23, 2006, the Environment Ministry issued a decree establishing the emission quotas for the Enel Group from 2005 through 2007, reducing the quotas we had been granted in February 2005 to 48.2 million, 40.5 million, 39.9 million tons of CO2 for the years 2005, 2006 and 2007 respectively. In December 2006, the Environment Ministry and the Ministry of Economic Development submitted to the European Commission a national allocation plan for Italy concerning the 2008-2012 period. In a decision issued in May 2007, the European Commission approved the plan, although it requested modifications that reduced allowable emissions by 6.3% (i.e., 195.8 million metric tons per year). A decision on emission quota allocations by Italian authorities is expected in the second half of 2007.

In Italy, Enel’s actual emissions in 2005 and 2006 were higher than the emission quotas to which its plants were entitled by approximately 8 million tons and 11 million tons, respectively. We expect that emissions in 2007 will also exceed allowed emissions by a similar amount. In compliance with the applicable provisions, we have purchase emission rights through the market in order to cover these differences. The quotas allocations do not include allowances reserved for new plants.

With respect to our operations in Spain, the national allocation plan approved by the European Commission in 2007 for the 2008-2012 period implied a reduction in allowable emissions (152.3 million metric tons per year, down from 152.7 million metric tons as per the original plan submitted by Spanish authorities). Action by the Spanish authorities to modify the national allocation plan to bring it in line with the European Commission’s decision is expected in the second half of 2007. Enel Viesgo Generacion’s emissions in 2006 were higher than the allowed limit by 0.7 million metric tons. In 2007, we expect an additional shortfall of over 1 million metric tons.

Slovakia’s national allocation plan for the period 2008-2012 was approved by the European Commission in December 2006 with a 25% reduction in the proposed allowable emissions. This decision was appealed by Slovakia and a judgment is expected in the second half of 2007. Slovenské elektrárne’s emissions in 2006 were lower than our allowed limit by 0.6 million metric tons. In 2007, we do not expect to exceed our allowances. Our allowable emissions for the period 2008-2012 will depend on the outcome of the appeal against the European Commission’s decision. Under the original plan, we were granted 9.2 million metric tons per year.

Bulgaria has yet to submit its national allocation plan to the European Commission. In 2007, we were granted 5.18 million metric tons. We do not expect material adverse consequences from the allocation plan for 2008-2012.

The measures that we have implemented in order to comply with the Emission Trading Directive limits and national implementing legislation include:

•	Switching fuel,

•	Converting existing oil-fired thermal power plants into gas-fired CCGT turbines or high-efficiency coal-fired plants,

•	Increasing renewable energy capacity, and

•	Sourcing CO2 credits through the development of Clean Development Mechanism (CDM) and Joint Implemetation (JI) projects in the energy sector (in particular geothermal), investing in carbon funds and purchasing emission reductions through bilateral contracting.

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

Limitations on plant emissions set by Italian legislation are stricter than those envisaged in the LCPD as well as in the 2001 amendment (which Italy implemented in 2006), also requiring 5-year gradual reduction targets of aggregate emissions from plants licensed prior to July 1, 1988 through the end of 2003. We achieved the required reductions in each of the years in which they were applicable, including 2003.

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

We are currently in compliance with the limits set by existing legislation. We had received a derogation from the required limits with regard to our plant at Porto Tolle pending our receipt of required authorizations to effect a conversion of the plant to make it fully compliant. While this derogation expired on December 31, 2004, we expect to complete the conversion of this plant by 2012, and meanwhile are meeting the required limits at the plant through operational means.

The following tables show the level of SO2 and NOx emissions from our power plants included within our present limits in the period from 2001 to 2006, and the percent reductions in the level of these emissions compared to 2000.

Reductions of SO2 emissions against 2000 levels

		Percentage
Year	Metric Tons	Change
	(In thousands)

2001	213	(11)
2002	187	(21)
2003	101	(58)
2004	94	(61)
2005	73	(69)
2006	69	(71)

Reductions of NOx emissions against 2000 levels

		Percentage
Year	Metric Tons	Change
	(In thousands)

2001	71	(8)
2002	71	(9)
2003	62	(20)
2004	56	(28)
2005	49	(37)
2006	43	(44)

In 1997, the Italian parliament imposed a tax on total SO2 and NOx emissions from thermal plants that have a nominal capacity greater than 50 MW. These plants are the same plants as those regulated under the LCPD. In 2004, 2005, and 2006 our costs in connection with this tax were approximately €8 million, €7 million, and € 6 million, respectively.

PCBs and Asbestos

In May 1999, the Italian government adopted a legislative decree concerning the recovery and disposal of electric transformers and other equipment containing polychlorinated biphenyls, or PCBs. The decree, as later amended, provides that:

•	electric transformers and other equipment which contains PCBs above 500 parts per million must be decommissioned or decontaminated by 2009, and

•	transformers which contain PCBs below the limit set out above can be used until the end of its operational life.

In December 2003, our Domestic Infrastructure and Network Division adopted a disposal plan to comply with this legislation. The phasing out of the equipment containing more than 500 ppm is expected by 2007 and the phasing out of the transformers containing less than 500 ppm by 2010. These targets are more stringent than those of the relevant legislation, which provides that equipment containing more than 500 ppm should be phased out by 2009 and that transformers containing less than 500 ppm could be used until the end of their operating life.

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

In April 2006, Italy implemented the EU directive on water pollution through a legislative decree, which in addition took initial steps to reorganize Italy’s environmental regulations, in this field. We do not believe that this reorganization, which will be completed through additional decrees, will materially change the obligations to which we are subject with respect to water pollution.

Solid Waste Management

In February 1997, the Italian government issued a legislative decree implementing the EU directives on solid waste management. In accordance with this decree, we increased the level of recycling of our waste. In the last five years, our waste recovery rate has always exceeded 88%, and has been approximately 91% as a weighted average.

Site Clearance

Italian legislation provides for ground and underground inspections to evaluate the possible contamination of sites, particularly in areas declared to be of national interest, using specific chemical, physical and historical analyses. If sites we own are found to be contaminated, the current regulation requires that we undertake a program of site clearance and remediation. In that case, under new legislation, the Italian government may provide financial support for remediation with respect to contaminated sites located in areas of national interest. Clearances need be preceded by site characterization plans.

Initiatives concerning areas designated as being of “national interest” pursuant to applicable legislation include a number of our thermal power plants and are currently ongoing.

Emergency measures were taken for groundwater safety and conservation near the power plants of Porto Marghera (Venice) and Fusina in an effort to settle a dispute with the government and judiciary authorities. These measures include construction of barriers to safeguard the canals of the lagoon from pollution.

Our costs of compliance with these measures were €16 million in 2005 and €33 million in 2006. For 2007, we currently expect to spend approximately 23 million.

Landscape Safeguards

We have taken the following actions to reduce the environmental impact of our power distribution lines:

•	re-using routes of previous power lines wherever possible,

•	using towers for high voltage lines whose design is aimed at reducing the environmental and aesthetic impact in non-urban areas of particular landscape value,

•	acting to reduce the impact of lines in environmentally sensitive or protected areas,

•	increasing use of underground cables in urban areas where possible,

•	for medium-voltage lines, placing underground cables in urban areas and aerial cables with low environmental impact in other areas with specific environmental value, and

•	using aerial insulated cables or underground cables in low voltage networks (at present, we have built approximately two-thirds of our network in this way).

We limit our use of underground high-voltage cables to urban areas because they are significantly more expensive than aerial cables and the process of installing and operating them may involve significant logistic and environmental problems. In 2003, our medium voltage aerial insulated cables and underground cables totaled 127,987 kilometer, which represented 38.3% of our medium voltage lines, compared to 35.9% in 2000, and our low voltage aerial insulated cables and underground cables totaled 600,675 kilometer, which represented 82.5% of our low voltage lines, compared to 80.6% in 2000. In 2005, due to further work on our network, the percentage of aerial insulated cables and underground cables rose to 40% and 83% for medium and low voltage lines, respectively. Further improvements occurred in 2006.

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

In October 2004, Enel Distribuzione’s distribution network obtained ISO 14001 environmental certification. In 2006, this certification has been confirmed. As of December 2006, generating plants that accounted for approximately 80% of our net installed generating capacity had obtained ISO 14001 certification. One hundred and forty one plants that accounted for approximately 45% of our net installed capacity have also obtained EMAS registration.

EMAS registration has significant advantages in terms of the operation of our assets. In August 1999, the Italian government enacted a legislative decree implementing the 1996 EU directive on the prevention and reduction of pollution. This legislative decree requires all industrial plants to operate under a new integrated environmental license by 2007 and to make use of the best techniques available for the prevention and reduction of pollution. The new licenses set pollution limits and are reviewed every five years or at any time plants undergo significant renovation. This law, however, allows licenses for EMAS-registered and ISO 14001-certified plants to be reviewed every eight years and six (instead of five) in light of the stringent requirements that must be met to obtain EMAS an ISO 14001 qualifications. We have filed all applications necessary to obtain the prescribed environmental licenses by 2007.

Cost of Compliance

The costs of ensuring compliance with applicable environmental regulation generally consist of costs associated with equipping newly constructed facilities with required technology or modifying existing facilities to comply with applicable regulation and current expenditures to operate equipment needed to meet the environmental legislation.

In 2006, our environmental capital expenditures in Italy were equal to approximately €119 million, representing 4% of our total capital expenditures. In 2004 and 2005, environmental capital expenditures in Italy were equal to approximately €112 and €100 million, representing 2.9% and 3.1% of our total capital expenditures, respectively. In 2006, current expenses were equal to approximately €560 million, of which we spent approximately €474 million on the purchase of ’clean’ fuels (low- and very low-sulphur oil and natural gas) in lieu of standard fuels, when required.

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

Under Italian law and in accordance with the Paris Convention, direct liability arising from nuclear liability claims is limited to five million International Monetary Fund Special Drawing Rights (“SDRs”) per accident. Under Italian law, to the extent any claim exceeds five million SDRs, someone claiming damages may sue us for only five million SDRs and must sue the Italian government for the excess liability up to 175 million SDRs. If the claim is in excess of 175 million SDRs, that person must sue the signatories to the conventions, but then only for the excess liability up to 300 million SDRs. However, the Italian government can claim reimbursement from us for any sums it may have to pay because of a nuclear accident arising from negligence on our part. On June 7, 2007, the value of five million SDRs equaled approximately € 6.7 million.

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

In April 2006, we finalized the acquisition of 66% of Slovenské elektrárne, the major generating company in Slovakia, which owns nuclear power plants. Slovakia is a party to the Vienna Convention on Civil Liability for Nuclear Damages, under which operators of nuclear installations are subject to strict liability of at least the first $5 million of claims arising from an incident, which may be claimed for a period of ten years from the date of the nuclear incident, except when national legislation provides for different limits or longer periods. Slovakian law provides for a €75 million maximum liability for the operation of nuclear power plants (€50 million for the transportation of nuclear materials) and a 20-year limit from the date of the nuclear incident for the right to compensation. The legal limits for nuclear liability coverage apply per each nuclear accident and per each nuclear facility or nuclear transport. According to the law, if one person is a holder of a nuclear license for several nuclear facilities located on the territory for which a single internal emergency plan has been approved, such nuclear facilities are considered a single nuclear facility for the purpose of legal nuclear liability. But, if several nuclear facilities are located in the same territory and operated by different holders of nuclear license, such nuclear facilities are not considered a single nuclear facility for the purpose of legal nuclear liability even if their operations are technically linked. The two nuclear power plants owned by Slovenské elektrárne are separate licensed facilities. We have purchased insurance coverage for claims up to ten years through the insurance market and are seeking coverage in the form of a financial guarantee for claims arising after ten years, since insurance products for a period exceeding 10 years are not available.

On May 30, 2005, we entered into a non-binding memorandum of understanding with EDF regarding an industrial partnership that would permit us to invest in the French electricity market, including in EDF’s latest generation European Pressurized Water Reactor, or “EPR,” nuclear power plant project. Under the memorandum of understanding, EDF will be the operator of the power plant, and will bear any related nuclear civil liability. For additional information, please see “— Business — The Enel Group — Domestic Generation and Energy Management — International Generation.”

Property, Plants and Equipment

At December 31, 2006, we had 782 generating plants, consisting of thermal, hydroelectric, geothermal and other renewable resources facilities, 597 of which were located in Italy. For further information with respect to our plants, please see “— Business — The Enel Group — Domestic Generation and Energy Management.” We own the principal electricity distribution network in Italy, which consisted, at December 31, 2006, of a total of 1,096,300 kilometer of lines, mostly medium and low voltage, and 415,934 primary and secondary transformer substations. For a description of such properties and related construction, expansion and improvement plans, please see “— Business — The Enel Group — Capital Investment Program — Distribution of Electricity.” At December 31, 2006, we owned real estate, mainly in Italy, with an approximate net book value of €651 million, consisting mainly of office buildings and other commercial properties and to a lesser extent residential real estate. For a description of our real estate properties and activities, please see “— Business — The Enel Group — Services and Other Activities — Real Estate and Other Services.”

Management believes that our significant properties are in good condition and that they are adequate to meet our needs.

ITEM 4A.  UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Summary of Results

As required by European Regulation No. 1606 dated July 2002, we prepare our consolidated financial statements in accordance with IFRS-EU. Standards introduced prior to the renaming of IAS as IFRS are still referred to as IAS; we refer to the combined body of IAS and IFRS standards as IFRS.

In 2006, our consolidated operating revenues increased by €4,726 million, or 14.0%, from €33,787 million in 2005 to €38,513 million in 2006. Our operating expenses, excluding depreciation, amortization and impairment, increased by €3,566 million, or 13.6%, from €26,314 million in 2005 to €29,880 million in 2006. Our net income changes from commodity risk management decreased by €886 million from income of €272 million in 2005 to a charge of €614 million in 2006. Our operating income increased by €281 million, or 5.1%, from €5,538 million in 2005 to €5,819 million in 2006. Our net financial expense decreased by €67 million, or 9.4%, from €714 million in 2005 to €647 million in 2006. Our expense from investments accounted for using the equity method decreased by €26 million, or 86.7%, from €30 million in 2005 to €4 million in 2006. As a result, our income from continuing operations increased by €241 million, or 8.4%, from €2,860 million in 2005 to €3,101 million in 2006, while our net income including discontinued operations, decreased by €1,031 million, or 25.0%, from €4,132 million in 2005 to €3,101 million in 2006. The decrease reflected the fact that in 2005 we recorded income from discontinued operations of €1,272 million and in 2006 we recorded no such income.

Our principal measure of liquidity is net financial indebtedness, which was €11,690 million at December 31, 2006, as compared to €12,312 million at December 31, 2005. Net financial indebtedness is a non-GAAP measure; cash at banks and marketable securities, the most directly comparable IFRS-EU measure, was €572 million at December 31, 2006, as compared to €508 million at December 31, 2005. Please see “— Liquidity and Capital Resources — Capital Resources” for a reconciliation of net financial indebtedness to cash at banks and marketable securities. As of December 31, 2006, we had 58,548 employees, as compared to 51,778 as of December 2005, with the 13.1% increase being primarily attributable to the changes in our scope of consolidation, as a result, primarily, of our acquisitions in Eastern Europe.

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

The tariff regime that applied in the period from 2002 through February 2004 included:

•	a “generation cost component,” reflecting fuel costs, and

•	the application of global price-cap reductions to transmission and distribution transport charges.

In 2004, the Energy Authority set new base tariffs for the 2004-2007 period, which have been in force since February 1, 2004. The Energy Authority estimated that the new tariff regime in place for 2004-2007 would result in a reduction of the overall tariff paid by regulated market customers of approximately 13% in real terms (assuming no change in fuel costs and system charges) during the period. The actual results were in line with the Energy Authority’s estimates. Consultation procedures are ongoing to set tariffs for the 2008-2011 period. These tariffs will concern transmission, distribution, and metering services. The Energy Authority has announced that the new tariffs will seek to promote efficiency and provide incentives for the development of infrastructure and be based on a simplified mechanism. Final rules will be adopted in the second half of 2007.

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

Macroeconomic Factors

Electricity demand in Italy grew by 2.2% in 2006, after having grown by 1.6% in 2005 and 1.5% in 2004. Growth in demand for electricity is determined by a variety of factors, including the rate of economic growth, the level of business activity and weather conditions. Please see “Item 4. Information on the Company — Business — Italian Electricity Demand” for more information.

Interest rates in Italy and the rest of Europe had been declining in recent years, until 2006, when they began to increase. The weighted average interest rate on our long-term debt as of December 31, 2006 was 4.5% (higher than the rate of 3.9% as of December 31, 2005). Our financing costs increase or decrease in line with changes in interest rates.

Although historically we were insulated to a significant extent from the economic effect of fluctuations in fuel prices through the application of the fuel cost component of the tariff described above, time lags between our actual purchase of fuel and the calculation and payment to us of such fuel cost component affected our revenues and income. Moreover, as a result of the introduction of the Italian power exchange and increases in the number of consumers qualifying as Eligible Customers, we face risks relating to fuel price fluctuations, which we attempt to manage through the implementation of our hedging policy. Please see “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Price Risk Management and Market Risk Information” for a more detailed description of our hedging policy.

Critical Accounting Policies

Our results of operations, as presented below, are based on the application of IFRS-EU. The application of these principles often requires management to make certain judgments, assumptions and estimates that may result in different financial presentations. We believe that certain accounting principles are critical in terms of understanding our financial statements. We believe that our most critical accounting policies relate to the following factors.

Use of estimates.  The preparation of financial statements in compliance with IFRS-EU requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses during the reporting period and the disclosure required with respect to contingent assets and liabilities at the date of the financial statements. The estimates and the related assumptions we use are based on our previous experience and other factors that we deem relevant under the circumstances. We use such estimates when the carrying amount of assets and liabilities may not be determined from other sources. Furthermore, certain accounting principles require subjective and complex judgments used in the preparation of financial statements. Accordingly, a different financial presentation could result depending on the judgment, estimates or assumptions that are used.

Such estimates and assumptions, include, but are not specifically limited to: depreciation, amortization, interest rates, discount rates, future commodity prices, investment returns, international economic policy, future costs associated with long-term contractual obligations and future compliance costs associated with environmental regulations. Therefore, actual results could materially differ from those estimates or assumptions.

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

Pensions and other post-employment benefits.  Many of our employees are covered by pension plans, which provide retirement benefits based upon their historical earnings and years of service. Certain employees are also covered by other post-retirement benefit plans. We base our calculation of the estimated expenses and liabilities related to these plans on estimations provided by our actuarial consultants who use a combination of factors, including statistical data from past years and predictions about future expenses. We consider quantifiable factors, such as withdrawal and mortality rates, along with assumptions about future changes in the discount rate and the rate of future compensation increases, and analyses of trends in health care costs. These estimates may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, longer or shorter life spans of participants and changes in the actual costs of health care. These differences may have a significant impact on the amount of pension and other post-retirement benefit expenses recorded.

Recoverability of non-current assets.  We periodically review the carrying value of our long-lived assets held and used and that of assets to be disposed of, including goodwill and other intangible assets, when events and circumstances warrant such a review. If the carrying value of a long-lived asset group is considered impaired, an impairment charge is recorded for the amount by which the carrying value of the long-lived asset group exceeds its estimated recovery value, in relation to its use or realization, as determined by reference to the most recent corporate plans. Management believes that the estimates of these recovery values are reasonable; however, changes in estimates of such recovery values could affect the relevant valuations. The analysis of each long-lived asset group is unique and requires management to use certain estimates and assumptions that are deemed prudent and reasonable for a particular set of circumstances.

Recoverability of deferred tax assets.  As of December 31, 2006, we had assets recorded for tax loss carry-forwards. We have recorded our deferred tax assets in an amount that we believe is more likely than not to be recovered. The recoverability of the deferred tax assets associated with the tax loss carry-forwards are subject to the achievement of future profitability by the entities that recorded such losses. While we have considered future taxable income and used ongoing prudent tax planning strategies in assessing the carrying amount of deferred tax assets, should we determine that we would not be able to realize all or part of our net deferred tax assets in the future, the resulting adjustment to the deferred tax assets would be charged to income in the period such determination was made.

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

Provision for doubtful accounts.  Our allowance for doubtful accounts reflects our estimate of losses inherent in our credit portfolio. We have established provisions for expected credit losses, based on past experience with similar receivables, including current and historical past due amounts, write-offs and collections, the careful monitoring of portfolio credit quality and the current and projected economic and market conditions. We believe that our reserves are adequate; however, different assumptions or changes in economic circumstances could result in changes to the allowance for doubtful accounts and therefore could affect earnings.

Decommissioning and site restoration.  We use estimates of the liabilities in respect of future costs we expect to incur for decommissioning and site restoration activities, especially those relating to nuclear power plants and the storage of waste fuel and other radioactive materials. We base these estimates on financial and engineering assumptions and calculate them by discounting the expected future cash flows that we expect to pay for such activities. We also determine the present value of the liability in light of the economic parameters of the country in which the plant is located, and we review our estimate each year in light of progress in technology and the evolution of the regulatory framework, as well as to reflect the passage of time.

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

Regulatory and Other Developments

The most important regulatory and other developments affecting our financial results in the period presented are discussed below.

•	August 2004 decree on stranded costs. Stranded costs are current costs deriving from contractual commitments or investment decisions that electricity companies undertook for reasons of public policy, at a time when the electricity markets were not yet open to competition, and could have been recovered in a monopoly regime but cannot be recovered under a regime of competitive electricity pricing. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation” for more information on stranded costs. In August 2004, the MEF and the Ministry of Productive Activities issued a joint decree that determined the overall amount of stranded costs we are entitled to recover. On December 1, 2004, following the European Commission’s approval of the decree, we became entitled to recover approximately €513 million on account of stranded costs related to our generation plants for the period 2000-2003, as well as our stranded costs related to the Nigerian LNG contract, which were determined to be €555 million in respect of the 2000-2003 period and approximately €910 million in respect of the 2004-2009 period (€151 million of which related to 2004). As a result, in 2004 we recorded as “other revenues” a total of €1,219 million arising in connection with stranded costs, the amount we became entitled to receive in respect of 2004 and prior years under the August 2004 decree. Of this total, the €513 million related to our generation plants and the €151 million related to the Nigerian LNG contract for 2004 were recorded by our Domestic Generation and Energy Management segment, and the €555 million related to the Nigerian LNG contract in respect of the 2000-2003 period were recorded by our Corporate segment. In 2005, our Domestic Generation and Energy Management segment recorded €158 million for stranded costs related to our Nigerian LNG contract. The aggregate amount of payments in consideration of stranded costs we received under the August 2004 decree was €361 million as of December 31, 2005, €1,230 million as of December 31, 2006, and €1,296 million as of March 31, 2007. As of March 31, 2007, we accrued a residual credit of €285 million, and €410 million will become due in the period from 2007-2009.

•	Start of operation of the Italian power exchange and the Single Buyer. On April 1, 2004, the Italian power exchange for the spot trading of electricity started operations and the Single Buyer became responsible for purchasing all of the electricity to be supplied to the regulated market. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation” for a detailed discussion of the Italian power exchange, the Single Buyer and related developments in the Italian electricity market. As a result of this development, since April 1, 2004, our Domestic Generation and Energy Management segment sells the electricity it produces that is destined for the regulated market to the Single Buyer, and our Domestic Sales

(previously Sales, Infrastructure and Networks) segment purchases the electricity that it distributes on the regulated market from the Single Buyer. These sales and purchases are recorded as operating revenues and operating expenses, respectively. Before April 1, 2004, our Domestic Generation and Energy Management segment sold electricity for distribution on the regulated market directly to our Sales, Infrastructure and Networks segment, and the revenues and costs arising from these sales were eliminated from, and therefore not recorded in, our consolidated financial statements. As a result, both our operating revenues and operating expenses have increased substantially on a consolidated basis since April 1, 2004. Sales to the Single Buyer are now included in the line item “Sales to regulatory entities, sales on the free market and sales on foreign markets” in the results presented below. For prior periods, this line item was referred to as “Sales to Eligible Customers, sales to the GRTN and sales on foreign markets,” as the Single Buyer was not fully operational. Purchases from the Single Buyer are recorded in the operating expense line item “Purchased Power.”

•	Capacity payments. In order to address a current deficit in Italian generation capacity relative to rising electricity demand, the regulatory framework provides incentives to power generators both to build new capacity as well as to maintain their existing plants in good working order and available to cover sudden variations in electricity demand. Effective March 1, 2004, the Energy Authority established a provisional system of payments to remunerate producers that make generation capacity available to the electricity system at times of peak demand, known as “capacity payments.” Capacity payments to a given producer comprise both an amount due for capacity available on “critical” days (set by the GRTN and now by Terna) and a further amount payable when pool market prices fall below specified thresholds, as an extra incentive. This provisional system has been in place since March 2004 and during all of 2005 and 2006.

•	Increased estimates of the useful lives of certain generation assets. Effective January 1, 2005, following an independent appraisal, we increased our estimates of the useful lives of certain assets related to power generation plants. As a consequence, the amount of depreciation expense we recorded in 2005 with respect to these assets was lower than the amount recorded for the same assets in 2004 by €100 million.

Changes in Scope of Consolidation

The principal transactions that have resulted in changes in our scope of consolidation during the periods under review were the following:

•	the acquisition, on October 6, 2006, through Enel Brasil Partecipações, a subsidiary of Enel Latin America, of a 100% stake in ten companies of the Rede Group that own twenty mini-hydro-electric plants,

•	the acquisition, on August 1, 2006, of a 100% stake in Hydro Quebec Latin America (now Enel Panama), which, together with Globeleq (a private equity fund), exercises de facto joint control over Fortuna, a Panamanian hydro-electric generation company. As a result, Fortuna is consolidated on a proportionate basis,

•	the acquisition, on July 13, 2006, of a 100% stake in Erelis, a company that develops wind farms in France,

•	the acquisition, on June 21, 2006, of a 49.5% interest in Res Holdings, which holds a 100% stake in the Russian firm RusEnergoSbyt (energy trading and sales). We now exercise joint control over the company together with the other shareholders; as a result, the company is consolidated on a proportionate basis,

•	the acquisition, on June 14, 2006, of a 100% interest in Maritza O&M Holding Netherlands, a holding company that owns 73% of Enel Operations Bulgaria (formerly Maritza East 3 Operating Company), which is responsible for the maintenance of the Maritza East III plant,

•	the acquisition from third parties of the remaining 40% interest in Maritza East III Power Holding on June 14, 2006. Following this transaction, we now hold a 73% stake in Enel Maritza East 3 (formerly Maritza East III Power Company), a Bulgarian generation company,

•	the sale of 30% of Enel Unión Fenosa Renovables on May 30, 2006. Following this sale, our interest in the company fell to 50%, with the Group exercising joint control over the company together with the other shareholder. As a result, the company is being consolidated on a proportionate basis as of that date,

•	the acquisition of a 66% interest in Slovenské elektrárne, on April 28, 2006,

•	the disposal of a controlling stake in Terna as of September 15, 2005,

•	the disposal of a controlling stake in Wind as of August 11, 2005,

•	the acquisition of Enel Electrica Banat and Enel Electrica Dobrogea as of April 28, 2005,

•	the acquisition of Italgestioni and Italgestioni Gas (together, the “Italgestioni Group”), which are companies active in the distribution and sale of natural gas to end users in the provinces of Calabria and Naples, as of December 14, 2004,

•	the acquisition of Ottogas Rete and Ottogas Vendita (together, the “Ottogas Group”), which are companies active in the distribution and sale of natural gas to end users in the area of Naples and Salerno, as of September 15, 2004, and

•	the disposal of NewReal (a real estate company) as of July 14, 2004.

Business segments

Our operational and financial reporting segments are currently the following: Domestic Sales, Domestic Generation and Energy Management, Domestic Infrastructure and Networks and International. Each segment is headed by a senior manager who reports directly to the chief executive officer of Enel. Moreover, all non-core activities provided by companies of the Group to all Group companies have been grouped in our Services and Other Activities sector. Enel, as the parent company, defines the strategic objectives for the Enel Group and coordinates the activities of all Group companies. Each of Enel, our segments and the Services and Other Activities sector constitutes a reportable segment.

Until the end of 2005, our operations were organized into six business segments, reflecting our internal structure: Generation and Energy Management; Sales, Infrastructure and Networks; Transmission; Telecommunications; Services and Other Activities; and Corporate. For the purposes of providing comparable figures, the data for 2005 and 2004 shown in the following tables have been reallocated to the segments on the basis of the new organizational arrangements with our former Transmission and Telecommunications segments each being treated as discontinued operations following the deconsolidation of Terna and Wind. Furthermore, following the transfer of the “large electricity users” unit (customers with annual consumption of more than 100 million kWh) from Enel Trade to Enel Energia, the 2005 figures for the unit were reallocated from the Domestic Generation and Energy Management segment to the Domestic Sales segment for the purpose of comparing these figures to the 2006 data.

Domestic Sales.  The Domestic Sales segment is responsible for commercial activities in Italy. Its objective is to create an integrated package of electricity and gas products and services for end-users, and its activities are carried out by: Enel Distribuzione and Deval (the operations of the latter are limited to the Valle d’Aosta region) for the sale of electricity on the regulated market; Enel Energia (formerly Enel Gas) for the sale of electricity on the free market and the sale of natural gas to end-users; and Enel.si, which is responsible for engineering and franchising.

Domestic Generation and Energy Management.  This segment corresponds to the segment that was responsible for our operations related to the production of electricity and the procurement and trading of fuel for electricity generation in Italy. The main companies included in this segment are the following: in Italy, Enel Produzione (thermal and hydroelectric generation), Enel Green Power (geothermal, hydroelectric and wind power generation), and Enel Trade (fuel procurement and trading, risk management). We merged Enel Green Power into Enel Produzione as of June 1, 2005.

Domestic Infrastructure and Networks.  The Domestic Infrastructure and Networks segment is responsible for operating our Italian electricity and gas distribution networks. Its activities are carried out by: Enel Distribuzione and Deval (the latter’s operations are limited to the Valle d’Aosta region) for the distribution of electricity to the free and regulated markets; Enel Rete Gas for the distribution of gas; and Enel Sole for public and artistic lighting.

International.  Our International segment includes our electricity and gas activities outside of Italy. The main companies included in this segment in the period presented were the following: Enel Viesgo Generación, Electra de Viesgo Distribución, Enel Viesgo Energía, Enel Viesgo Servicios and Enel Unión Fenosa Renovables in Spain;

Slovenské elektrárne in Slovakia; Erelis in France; Enel Maritza East 3 and Enel Operations Bulgaria in Bulgaria; Enel Electrica Banat, Enel Electrica Dobrogea and Enel Servicii in Romania; RusEnergoSbyt and ESN Energo in Russia; Enel North America, Enel Latin America and Enel Panama in North and Latin America.

Parent Company.  Enel, as the Parent Company, defines the strategic objectives for the Enel Group and coordinates the activities of these segments. In addition, the Parent Company manages finance operations and insurance risk coverage for all Group companies and provides assistance and guidelines on organizational, industrial relations, accounting, administrative, tax and legal issues. We consider the Parent Company as a separate reportable segment because it holds long-term contracts to purchase imported electricity. Until March 31, 2004, the Parent Company sold the imported electricity it purchased to Enel Distribuzione at prices established by the Energy Authority. Since that date, the Parent Company sells this electricity to the Single Buyer or in foreign markets.

Services and Other Activities.  This segment includes non-core business operations, including Enelpower, which provided power-related engineering and contracting (or EPC) services, and Enel Servizi (previously Enel Ape), which provides information technology services and administration services mainly to the Group’s companies. Effective January 1, 2005, the Information Technology units of Enel Distribuzione and Enel Produzione were transferred to Enel Servizi. Effective April 1, 2005, the administrative service units of the Parent Company, Enel Distribuzione and Enel Produzione were transferred to Enel Servizi. Effective January 1, 2006, our EPC activities for other Group companies that were previously carried out by Enelpower were transferred to our Domestic Generation and Energy Management segment.

Discontinued Operations.  Following our deconsolidation of Terna and Wind, we have treated as discontinued operations the Transmission segment and the Telecommunications segment. For a description of the transactions that resulted in our exiting the transmission business and the telecommunications business, please see “Item 4. Information on the Company — Business — Overview — The Enel Group — Discontinued Operations.” Accordingly, we treated our transmission operations and telecommunications operations as discontinued operations in our consolidated financial statements.

Outlook

We expect that the ongoing liberalization of the Italian electricity sector will continue to materially affect our financial condition and results of operations over the next several years.

In our generation business, the further evolution of the electricity market following the start of operations of the Italian power exchange in 2004 will have a significant impact on our business in Italy. For instance, in May 2005, the Energy Authority proposed certain possible measures to further promote competition in the wholesale electricity market over the next few years, including the possible sale or lease by us of additional generating capacity to third parties. However, the implementation of such measures has been blocked by an administrative tribunal. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Italian Power Exchange” and “Item 3. Key Information — Risk Factors — Risks Relating to our Energy Business — Regulatory changes promoting market liberalization have significantly increased competition in our energy businesses.” We cannot say whether other measures will be enacted to foster competition, but they could have a significant effect on our generation business. We are also exposed to increased competition resulting from the increase in the number of bilateral contracts concluded between our competitors and final customers, the construction of new generation facilities by our competitors and the development of new interconnection lines that would increase the volume of electricity that might be imported in Italy. In this context, we intend to reduce generation costs through the conversion of certain generation plants to run on less expensive fuels, and the alignment of our other operating costs with international best practice through an integrated approach to quality and standards. We also plan to continue to increase our presence in the market for electricity generated from renewable resources.

In our electricity distribution and sales business, we expect that our results in Italy will continue to be affected by the tariff regime, which includes a price-cap mechanism imposing an annual decrease (of 3.5% for the period 2004-2007, and in an amount still to be determined by the Energy Authority for the period 2008-2011) in the value of operating costs and depreciation, excluding capital costs, for distribution services that can be recovered through tariffs. We also expect that our sales of electricity in the regulated market will decrease due to the ongoing liberalization of the market, including the fact that all customers will become eligible to purchase electricity on the free market as of July 1, 2007. However, we expect that the impact of any such decrease on our revenues will be offset to some extent by increased fees paid by third parties for transport of electricity on our network, as well as increased sales in the free market. We intend to face these changes in the market by continuing our program to reduce operating costs, optimizing our investment expenditures, completing our Telemanagement project, and strengthening our market presence (including through the offer of new tariff plans and the roll-out of a new billing system).

In our gas business, we intend to continue to pursue our growth strategy by selectively acquiring additional natural gas distribution and sales companies and through targeted marketing, with the aim of achieving a market share in the distribution and sale of natural gas in Italy up to 14% by 2010.

We also intend to pursue our strategy of expanding our operations outside Italy. In this context, on April 11, 2006, we filed with Spain’s securities regulator, the Comisión Nacional del Mercado de Valores or “CNMV”, a prospectus and related documentation relating to a joint tender offer we intend to launch with the Spanish Company Acciona, for 100% of the shares of Endesa, at a price of €40.16 per share, payable in cash.

We, through our wholly-owned subsidiary Enel Energy Europe S.r.l., currently hold shares representing 24.97% of the Endesa’s share capital.

Please see “Item 4. Information on the Company — History and Development of the Company” for additional information.

You should read the sections “Strategy” and “The Enel Group” in “Item 4. Information on the Company — Business,” “Item 4. Information on the Company — Regulatory Matters” and “Item 3. Key Information — Risk Factors” for a more detailed discussion of our strategy and other matters affecting our business.

Analysis of Operating Results

The results presented in this report take into account the new organizational structure launched at the end of 2005 and operational since January 1, 2006, as described under “Business segments” above.

For the purposes of providing comparable figures, the data for 2005 and 2004 shown in the following tables have been reallocated to the segments on the basis of the new organizational arrangements.

Following the transfer of the “large electricity users” unit (customers with an annual consumption greater than 100 million kWh) from Enel Trade to Enel Energia, the 2005 and 2004 figures for that unit were reallocated from the Domestic Generation and Energy Management segment to the Domestic Sales segment for comparative purposes.

In accordance with IFRS-EU, the financial information presented for the years ended December 31, 2006, 2005 and 2004 reflects only our continuing operations, except where specific reference is made to discontinued operations. In particular, following the disposal of our controlling stakes in Wind and Terna and their subsidiaries, which took place respectively on August 11, 2005 and September 15, 2005, these entities were deconsolidated as from these dates and the financial results achieved up to the disposal date are reported under discontinued operations. You should read note 13 to our consolidated financial statements for additional information on discontinued operations.

The following table shows certain of our IFRS-EU financial data for the years ended December 31, 2004, 2005 and 2006, expressed in each case as a percentage of our operating revenues from continuing operations:

	Year Ended December 31,
	2004	2005	2006

Operating revenues	100.0%	100.0%	100.0%
Income from equity exchange transactions	—	—	0.7
Operating expenses
Personnel	(10.4)	(8.2)	(8.3)
Fuel for thermal generation	(11.6)	(11.6)	(10.6)
Purchased power	(33.5)	(42.4)	(44.4)
Depreciation, amortization and impairment losses	(7.1)	(6.5)	(6.4)
Other operating expenses	(18.4)	(15.7)	(14.3)

Total operating expenses	(81.0)	(84.4)	(84.0)
Net income/(charges) from commodity risk management	(0.1)	0.8	(1.6)
Operating income	18.9	16.4	15.1
Financial income/(expense) and income/(expense) from investments	(2.7)	(2.1)	(1.7)
Income/(expense) from investments accounted for using the equity method	(0.1)	(0.1)	—

Income before taxes	16.1	14.2	13.4
Income taxes	(6.8)	(5.7)	(5.4)

Income from continuing operations	9.3	8.5	8.0
Income from discontinued operations	(0.5)	3.8	—

Income (before minority interests)	8.8	12.3	8.0
Net Income	8.5%	11.5%	7.9%

The following table shows certain financial data from discontinued operations for the years ended December 31, 2004 and 2005, expressed in each case as a percentage of our continuing operating revenues:

	Year Ended December 31,
	2004	2005	2006

Operating revenues	17.5	9.6	—
Operating expenses	(21.1)	(7.9)	—

Operating income (loss)	(3.6)	1.7	—
Net financial expense	(1.5)	(0.7)	—
Income taxes	(2.0)	0.6	—

Net income (loss) before capital gains	(3.1)	0.4	—
Gains on disposal of assets	2.6	3.3	—

Income from discontinued operations	(0.5)	3.7	—

The gains on disposal of assets for 2005 primarily related to the disposal of a 43.85% interest in Terna, while the gains on disposal of assets for 2004 related to the disposal of a 50% interest in Terna. All the gains realized upon disposal of interests in Terna in 2004 and in 2005 have therefore been reported under discontinued operations in order to allow a consistent comparison of our continuing operations.

2006 Compared with 2005

Operating Revenues

The following table provides a breakdown of the operating revenues from our continuing operations for the years ended December 31, 2006 and 2005.

	Year Ended December 31,
	2005	2006
	(In millions of euro)

Electricity sales and transport:
Sales and transport to final customers on the free and regulated markets	16,821	18,745
Sales to regulatory entities and resellers(1)	9,403	10,446
Sales and transport in foreign markets	2,671	5,016
Equalization Fund contributions	113	24

Total revenues from electricity sales and transport	29,008	34,231
Gas sales to end users	1,556	1,695
Fees for customer connections, inspections and repositioning services	656	617
Other revenues(2)	2,567	1,970

Total operating revenues	33,787	38,513

(1)	“Sales to regulatory entities and resellers” includes primarily sales to Terna, the Single Buyer and the Market Operator.

(2)	“Other revenues” mainly includes our revenues from sales of fuel (including natural gas) to third parties, engineering and contracting activities, and non-recurring items such as bonus payments and reimbursements.

Our consolidated operating revenues from continued operations for 2006 increased by €4,726 million, or 14.0%, compared to 2005. As explained in more detail below, this improvement was almost entirely due to the €5,223 million, or 18.0%, increase in our consolidated revenues from sales and transport of electricity. In addition, revenues from gas sold to end users increased by €139 million, or 8.9%. The impact of these factors on our overall operating revenues was partially offset by a decrease of €597 million, or 23.3%, in revenues from other activities.

Electricity Sales and Transport

In 2006, total revenues from electricity sales and transport increased by €5,223 million, or 18.0%, as compared to 2005. The increase was primarily attributable to a rise of €1,924 million in revenues from the sale and transport of electricity to final customers on the free and regulated markets. This increase primarily reflected both higher unit prices and higher sales volumes on the free market. There was also an increase in revenues from sales on the regulated market, mainly related to an increase in the tariff component aimed at covering generation costs, the impact of which was partially offset by lower volumes sold. The overall increase in total revenues also reflected a €1,043 million increase in revenues from sales to regulatory entities and resellers, primarily attributable to a €719 million increase in revenues from sales to resellers due to an increase in volumes sold and a €396 million increase in amounts received as remuneration for ancillary services. The increase in total revenues was also due to a €2,345 million increase in revenues from sales and transport in foreign markets, mainly attributable to a €1,153 million increase reflecting the first time consolidation of Slovenské elektrárne, RusEnergoSbyt and Enel Panama and to a €1,022 million increase in revenues from energy trading reflecting higher volumes. Reimbursements received from the Equalization Fund decreased by €89 million, primarily as a result of the fact that in 2005 we received €100 million related to the reimbursement of certain charges incurred in 2002 and 2003 for the purchase of green certificates. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — System Charges and Other Charges” for a description of the Equalization Fund.

Gas Sales to End Users

Our revenues from sales of natural gas to end users (which exclude sales of gas to distributors and to other third parties by Enel Trade, which are recorded in “Other revenues”) increased by €139 million, or 8.9%, as compared to 2005. This change was primarily attributable to an increase in tariffs reflecting a rise in the cost of natural gas, and more than offset the negative effect of a 10.7% decline in volumes sold.

Fees for Customer Connections, Inspections and Repositioning Services

Revenues from fees for customer connections, inspections and repositioning services decreased by €39 million, or 5.9%, as compared to 2005, reflecting lower applicable tariffs.

Other Revenues

Other revenues decreased by €597 million, or 23.3%, as compared to 2005. This decrease was primarily due to the following factors:

•	the fact that in 2005 we recorded revenues of €338 million related to services provided to GRTN (now the Gestore dei Servizi Elettrici or GSE) for the period 2002-2004,

•	a €152 million decrease in revenues for contract work in progress due mainly to our decision not to enter into new engineering and contracting arrangements with third parties, either domestically or abroad, and

•	a decrease of €33 million in revenues from the sale of fuel for trading, due to a €81 million decrease in sales of fuels other than natural gas that was partially offset by a €48 million increase in gas sales.

The impact of these negative factors was offset in part by the fact that the bonus scheme for continuity and service performance payable to Enel Distribuzione and Deval for improvements in service (including a supplement to the amount recognized during the previous year for improvements in service achieved in 2005) increased by €79 million, or 68.7%, from €115 million in 2005 to €194 million in 2006.

The following table shows operating revenues for each of our business segments prior to eliminations for the periods presented, together with the consolidated total.

	Year Ended December 31,
	2005	2006
	(In millions of euro)

Domestic Sales	19,487	21,108
Domestic Generation and Energy Management	12,995	15,661
Domestic Infrastructure and Networks	5,532	5,707
International	1,858	3,068
Parent Company	1,118	1,178
Services and other activities	1,741	1,161
Eliminations	(8,944)	(9,370)

Total	33,787	38,513

Domestic Sales

Operating revenues of our Domestic Sales segment, prior to intersegment eliminations, increased by €1,621 million, or 8.3%, as compared to 2005. The total revenues of the segment were €21,108 million, comprising revenues from electricity sales of €19,377 million and revenues from gas sales of €1,731 million. The overall increase reflected a €1,464 million increase in revenues from electricity sales and a €157 million increase in revenues from gas sales.

The increase in revenues from electricity sales related primarily to a €823 million increase in revenues from sales and transport of electricity on the free and regulated markets and €71 million prior-year items associated with electricity purchases in previous years. Other factors included an increase in revenues from the sale of electricity on the free market in the amount of €325 million and an increase in revenues from transport and ancillary services in the amount of €270 million. The increases were partially offset by a reduction of €40 million in electricity connection and activation fees.

The increase in revenues from gas sales was mainly attributable to an increase in unit prices, which more than offset a decline in volumes sold.

Domestic Generation and Energy Management

Operating revenues of our Domestic Generation and Energy Management, prior to intersegment eliminations, increased by €2,666 million, or 20.5%, as compared to 2005. This increase was mainly due to a €1,022 million increase in revenues from trading activities on international markets, a €831 million increase related to higher volumes and prices of electricity sold on the domestic free market, a €454 million increase in revenues from electricity sales on the Power Exchange, primarily reflecting an increase in revenues from the provision of dispatching services, and a €422 million increase related to growth in the sales of electricity to other segments of the Group. Furthermore, the segment recognized a €114 million increase in revenues from the sale of fuel for trading (resulting from the net effect of a €209 million increase in revenues from gas sales and a €95 million decline in sales of other fuels), a €110 million increase in revenues for contract work in progress related to activities abroad (in Spain, El Salvador and Bulgaria) following the acquisition from Enelpower in January of the engineering and contracting unit; the fact that we recorded revenues for €51 million as a result of a settlement agreement we executed with Siemens in connection with the supply of certain spare parts and revenues for €41 million as a result of an adjustment with respect to energy we had sold to GRTN (now to Terna) in previous years.

In 2005, the segment’s revenues reflected the recognition of €338 million related to services provided to the GRTN (now the Gestore dei Servizi Elettrici or GSE) and Terna for the period 2002-2004 and the fact that we recorded €100 million relating to the reimbursement of certain charges incurred in 2002 and 2003 for the purchase of green certificates. These items were reduced by the effects of a resolution by the Energy Authority, pursuant to which we are required to reimburse €191 million as a reduction of the prices charged in the sale to distributors in March 2004.

Finally, the general increase in revenues was partially offset by a reduction of €67 million in revenues from transactions on the Power Exchange, mainly attributable to smaller capacity payments (€65 million in 2006 as compared to €133 million in 2005) primarily reflecting the fact that in 2005, we recorded €63 million relating to the variable portion of capacity payments for 2004.

Domestic Infrastructure and Networks

Operating revenues of our Domestic Infrastructure and Networks segment, prior to intersegment eliminations, increased by €175 million, or 3.2%, as compared to 2005. The total revenues of the segment were €5,707 million and comprised revenues from electricity activities of €5,421 million and revenues from gas activities of €286 million. The overall increase reflected a €190 million increase in revenues from the electricity network partially offset by a €15 million decrease in revenues from the gas distribution network.

The increase in revenues from the electricity network was primarily attributable to a €124 million increase in revenues from electricity transport, which reflected greater volumes of electricity transported, and to a €79 million increase in revenues that we recorded in connection with the bonus scheme for continuity and quality of service performance. The increases were partially offset by a decline of €17 million in connection fees.

The reduction in revenues from the gas distribution network mainly reflected a decrease of €9 million in volumes transported and the fact that in 2005 we recognized income for €10 million in connection with the settlement of a claim with a third party.

International

Operating revenues of our International segment, prior to intersegment eliminations, increased by €1,210 million, or 65.1%, as compared to 2005. The increase was primarily due to the effects of the first time consolidation of Slovenské elektrárne (€975 million), RusEnergoSbyt (€199 million) and Enel Panama (€18 million). The increase was also attributable to the fact that in 2006 we consolidated Enel Electrica Banat and Enel Electrica Dobrogea (€166 million) for the entire year, while in 2005, we had consolidated these companies only since the date of their acquisition in April. We also recorded an increase of €52 million in revenues from our activities in Bulgaria and an increase of €39 million in revenues in North and Latin America. These factors were partially offset by a €240 million decrease in revenues from the Spanish companies, due to lower volumes of energy sold and the effect of new regulations governing negotiations between power generators and distributors within a single group.

Parent Company

Operating revenues of our Parent Company segment, prior to intersegment eliminations, increased by €60 million, or 5.4%, as compared to 2005. This increase was primarily attributable to a €27 million increase in revenues from the sale of electricity, reflecting mainly higher sales prices, and to the partial release of the reserve from measurement of financial instruments as a result of the settlement of our obligations regarding Terna bonus shares, which resulted in a €23 million gain on our income statement.

Services and Other Activities

Operating revenues of our Services and Other Activities segment, prior to intersegment eliminations, decreased by €580 million, or 33.3%, as compared to 2005. This decrease was primarily attributable to the fact that, in January 2006, the engineering and contracting activities previously carried out by this segment (which had accounted for revenues of €694 million in 2005) were transferred to our Domestic Generation and Energy Management segment. This factor was partially offset by a €115 million increase in revenues from information technology and administration services following acquisition of these business units in 2005. Eliminations for intrasegment operations in 2006 were €46 million (unchanged from 2005).

Eliminations

Eliminations in operating revenues generally relate to intersegment sales (primarily of electricity and fuel) and services (primarily information technology and administration services). Eliminations increased by €426 million, or 4.8%, as compared to 2005, mainly reflecting an increase in the value of energy and fuel sold between the segments.

Income from equity exchange transactions

In 2006, we recorded income from equity exchange transactions of €263 million in connection with the exchange of our 30.97% stake in Wind for a 20.9% stake in Weather. We recorded no income from equity exchange transactions in 2005. Please see “Item 4. Information on the Company — Business — The Enel Group — Discontinued Operations” for more details on our disposal of Wind.

Operating Expenses

The following table shows a breakdown of our operating expenses for each of the periods presented:

	Year Ended December 31,
	2005	2006
	(In millions of euro)

Operating expenses:
Personnel	2,762	3,210
Fuel for thermal generation	3,910	4,086
Fuel for trading and gas for resale to end users	1,604	1,628
Purchased power	14,321	17,082
Other operating expenses:
Services and rentals	3,057	3,400
Materials and supplies	798	750
Other	911	713
Capitalized expenses	(1,049)	(989)

Total	26,314	29,880

As described in more detail below, our consolidated operating expenses for 2006 increased by €3,566 million, or 13.6%, as compared to 2005. Expressed as a percentage of operating revenues from our continuing operations, operating expenses were 77.6% in 2006, as compared to 77.9% in 2005. The increase in the absolute figure was primarily due to a €2,761 million, or 19.3%, increase in our expenses for purchased power. The overall increase also reflected a €448 million, or 16.2%, increase in costs for personnel; a €343 million, or 11.2%, increase in costs for services and rentals; a €176 million, or 4.5%, increase in costs for fuel for thermal generation; a €60 million, or 5.7%, decrease in capitalized expenses; and a €24 million, or 1.5%, increase in costs for fuel for trading and gas for resale to end users.

These factors were offset in part by a €198 million, or 21.7%, decrease in other costs and a €48 million, or 6.0%, decrease in costs for material and supplies.

Personnel

Costs for personnel increased by €448 million, or 16.2%, as compared to 2005. This increase was primarily due to a €423 million increase (from €64 million in 2005) in charges for early retirement incentives due primarily to the implementation of a program aimed at achieving higher efficiency in our operational structure. The overall increase also reflected the impact of the amendment and renewal of the collective bargaining agreement for the Italian electricity sector (approximately €63 million) and the effect of the changes in scope of consolidation, which resulted in an increase of the average number of employees by 6.1% as compared to 2005 (without taking into account these changes, our average number of employees declined by 4.8%).

Fuel for Thermal Generation

Costs for fuel for thermal generation increased by €176 million, or 4.5%, as compared to 2005. This increase primarily reflected the consolidation of Slovenské elektrárne (€121 million) and an increase in the average price of fuel, which more than offset the effects of a reduction in thermal electricity generation.

Fuel for Trading and Gas for Resale to End Users

Costs for the purchase of fuel for trading and natural gas for resale to end users increased by €24 million, or 1.5%, as compared to 2005. This increase was primarily due to the increase in the purchase price of natural gas for resale to end-users, which was partially offset by a decline in the amount of fuel purchased for trading (including natural gas).

Purchased Power

Costs for purchased power increased by €2,761 million, or 19.3%, as compared to 2005. This increase was primarily due to the effect of changes in our scope of consolidation and to an increase in the average cost of electricity, which was partially offset by a reduction in volumes purchased in Italy (reflecting lower volumes sold on the regulated market).

Services and Rentals

Costs for services and rentals increased by €343 million, or 11.2%, as compared to 2005. This increase was primarily due to a €280 million increase in transport costs (reflecting higher volumes sold on the free market) and to an increase of €80 million, representing the effect of changes in our scope of consolidation.

Materials and Supplies

Costs for materials and supplies decreased by €48 million, or 6.0%, as compared to 2005. This decrease primarily reflected a €102 million decrease in costs for materials and supplies in our Domestic Infrastructure and Networks segment, which reflected the near-completion level of the digital metering project. This factor was partially offset by a €67 million increase in costs for materials and supplies primarily due to changes in our scope of consolidation.

Other Costs

Other costs decreased by €198 million, or 21.7%, as compared to 2005. This decrease primarily reflected a €144 million, or 63.2%, decrease in charges relating to CO2 emissions pursuant to the Emission Trading Directive and Italian and Spanish implementing legislation which reflected a lower average price for emission trading rights that more than offset the fact that in 2006 our deficit of CO2 emissions against the quotas allocated to us was higher than the deficit recorded in 2005. Please see “Item 4. Information on the Company — Regulatory Matters — Environmental Matters — CO2 Emissions” for a discussion of these limits on CO2 emissions.

The overall decrease also reflected a €114 million decrease in provisions for risks and charges. These factors were partially offset by the effect (approximately €50 million) of the first time consolidation of Slovenské elektrárne.

Capitalized Expenses

Capitalized expenses decreased by €60 million, or 5.7%, as compared to 2005. This decrease primarily reflected the reduction in internal plant construction work by the Domestic Generation and Energy Management segment.

The following table shows a breakdown of our operating expenses by business segment for each of the periods presented:

	Year Ended December 31,
	2005	2006
	(In millions of euro)

Domestic Sales	19,309	20,937
Domestic Generation and Energy Management	9,914	11,807
Domestic Infrastructure and Networks	2,134	2,289
International	1,359	2,241
Parent Company	1,037	997
Services and other activities	1,426	982
Eliminations	(8,865)	(9,373)

Total	26,314	29,880

Domestic Sales

Operating expenses of our Domestic Sales segment (which primarily consist of purchases of power and natural gas and costs for services associated with these activities), prior to intersegment eliminations, increased by €1,628 million, or 8.4%, as compared to 2005. This segment’s total operating expenses of €20,937 million included expenses of €19,249 million for electricity activities and expenses of €1,688 million for gas distribution. The overall increase reflected a €1,423 million increase in expenses for electricity sales and a €205 million increase in expenses for gas sales.

The increase in expenses for electricity sales mainly reflected a €904 million, or 8.1%, increase in costs of purchased power; and a €601 million, or 9.7%, increase in services, lease and rentals (mainly transport of energy).

The increase in expenses for gas sales mainly reflected a €103 million, or 9.1%, increase in costs for purchase of natural gas and a €20 million, or 6.4%, increase in costs for gas transport.

Domestic Generation and Energy Management

Operating expenses of our Domestic Generation and Energy Management segment (which primarily consist of costs for purchased power, fuel costs, fees paid to the GSE and Terna, and personnel and maintenance costs for our power plants), prior to intersegment eliminations, increased by €1,893 million, or 19.1%, as compared to 2005.

The overall increase was primarily attributable to a €1,558 million, or 56.0%, increase in costs for purchased power; a €256 million increase in costs for materials; a €238 million, or 4.6%, increase in costs for fuel for thermal generation and a €135 million, or 24.0%, increase in costs for personnel.

These factors were partially offset by a €258 million, or 51.5%, decrease in other costs primarily due to the effect of the reduction of the charges for CO2 emissions.

Domestic Infrastructure and Networks

Operating expenses of our Domestic Infrastructure and Networks segment (which primarily consist of services, materials, personnel and other costs associated with running our distribution network), prior to intersegment eliminations, increased by €155 million, or 7.3%, as compared to 2005. The segment’s total operating expenses of €2,289 million included expenses for electricity activities of €2,124 million and expenses for gas activities of €165 million. The increase in this segment’s operating expenses was due to a €140 million increase in expenses for the electricity network and a €15 million increase in expenses for the gas distribution network.

The overall increase in the segment’s expenses was primarily attributable to a €185 million increase in expenses for personnel and the income statement effect of a €93 million reduction of capitalized expense. These factors were partially offset by a €119 million reduction in costs for materials.

International

Operating expenses of our International segment (which primarily consist of costs related to the generation, distribution and sales activities performed by our companies abroad), prior to intersegment eliminations, increased by €882 million, or 64.9%, as compared to 2005.

The overall increase in the segment’s expenses was primarily attributable to a €502 million increase in expenses for purchased power and a €119 million increase in costs for personnel that was primarily attributable to changes in our scope of consolidation.

Parent Company

Operating expenses of our Parent Company segment, prior to intersegment eliminations, decreased by €40 million, or 3.9%, as compared to 2005. This decrease primarily reflected a €94 million, or 73.4%, decrease in other costs (including a €45 million decrease in provisions for litigation), which was partially offset by a €46 million, or 22.2%, increase in costs for services, lease and rentals.

Services and Other Activities

Operating expenses of our Services and Other Activities segment, prior to intersegment eliminations, decreased by €444 million, or 31.1%, as compared to 2005. This decrease primarily reflected a €591 million decrease in costs from our engineering and contracting operations, reflecting their refocused activities. The overall decline in this segment’s expenses also reflected a €4 million decrease in costs from our real estate activities, primarily reflecting the sale of NewReal. Operating expenses for other activities (such as personnel administration, professional training services, factoring and water activities) increased by €151 million. Eliminations for intrasegment operations in 2006 were €46 million (unchanged from €46 million in 2005).

Eliminations

Eliminations for operating expenses primarily consist of the elimination of intersegment electricity and fuel purchases and costs for the provision of intersegment services. In 2006, eliminations increased by €508 million, or 5.7%, as compared to 2005, mainly reflecting the increase of activities between the segments.

Depreciation, Amortization and Impairment Losses

The following table shows depreciation, amortization and impairment expenses for each of our business segments for each of the periods presented, together with the consolidated total:

	Year Ended December 31,
	2005	2006
	(In millions of euro)

Domestic Sales	140	173
Domestic Generation and Energy Management	1,009	952
Domestic Infrastructure and Networks	770	829
International	178	399
Parent Company	14	17
Services and other activities	96	93

Total	2,207	2,463

Depreciation, amortization and impairment losses increased by €256 million, or 11.6%, as compared to 2005. This increase was primarily due to a €221 million increase from our International Segment primarily related to the first time consolidation of Slovenské elektrárne.

Net Income/(Charges) from Commodity Risk Management

In 2006, we recorded net charges from commodity risk management of €614 million as compared to net income of €272 million from such activities in 2005. The change in this line item primarily reflected a net charge of €485 million (as compared to net income of €233 million in 2005) relating to positions closed during the year and a net charge of €129 million (as compared to net income of €39 million in 2005) relating to the fair value of our open position at the end of the year. Each of these decreases primarily reflected an increase in the price of the electricity sold on the Power Exchange (as explained in more detail in “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Price Risk Management and Market Risk Information.”)

The following table shows a breakdown of our net income/(charges) from commodity risk management by business segment for each of the periods presented:

	Year Ended December 31,
	2005	2006
	(In millions of euro)

Domestic Sales	(26)	4
Domestic Generation and Energy Management	326	(705)
International	(14)	91
Parent Company	(14)	(4)

Total	272	(614)

Operating Income

The following table shows operating income for each of our business segments for the periods presented:

	Year Ended December 31,
	2005	2006
	(In millions of euro)

Domestic Sales	12	2
Domestic Generation and Energy Management	2,398	2,197
Domestic Infrastructure and Networks	2,628	2,589
International	307	519
Parent Company	53	423
Services and other activities	219	86
Eliminations	(79)	3

Total	5,538	5,819

Operating income increased by €281 million, or 5.1%, as compared to 2005. This increase reflected a €370 million increase in the operating income earned by our Parent Company segment and a €212 million increase in International segment, which were only partially offset by decreases in the operating income earned by our Domestic Generation and Energy Management (€201 million), Services and Other Activities (€133 million), Domestic Infrastructure and Networks (€39 million), Domestic Sales (€10 million) segments.

Domestic Sales

The operating income of our Domestic Sales segment, prior to intersegment eliminations, decreased by €10 million, or 83.3%, as compared to 2005. The segment’s total operating income included a €9 million loss from electricity sales and a €11 million gain from gas sales. The overall decrease reflected a €60 million decrease in income from gas sales, which was partially offset by a €50 million decline in losses from electricity sales.

The increase in the operating income of electricity sales mainly reflected the €71 million prior-year items associated with electricity purchases in previous years and the positive impact of higher sales on the free market. These positive factors were partially offset by the negative impact (€46 million) of higher costs for early retirement incentives, as well as higher depreciation, amortization and impairment losses (€21 million). The decrease in the operating income of gas sales primarily reflected the negative impact (€52 million) of the new criteria identified by the Energy Authority to determine the tariff component aimed at covering the cost for the purchase of gas and higher depreciation, amortization and impairment losses (€12 million).

Domestic Generation and Energy Management

The operating income of our Domestic Generation and Energy Management segment, prior to intersegment eliminations, decreased by €201 million, or 8.4%, as compared to 2005.

The decrease mainly reflected the fact that, in 2005, we had recorded a total of €247 million in revenues relating to the recognition of certain services provided to the GRTN (now the Gestore dei Servizi Elettrici or GSE) and Terna and the reimbursement of certain charges relating to previous years (as described in more detail above). The decrease also reflected the negative impact (€91 million) of higher costs for early retirement incentives. These changes were partially offset by the benefits arising from the settlements with Siemens and prior year items settled with the GRTN (now Terna) for a total of €92 million and the benefits resulting from a €57 million decrease in provisions for impairment losses.

Domestic Infrastructure and Networks

The operating income of our Domestic Infrastructure and Networks segment, prior to intersegment eliminations, decreased by €39 million, or 1.5%, as compared to 2005. Total operating income of the segment comprised €2,558 million of operating income from electricity distribution and €31 million from gas distribution. The overall decrease reflected a €45 million decrease in operating income of the gas distribution network and a €6 million increase in operating income of the electricity network.

The decrease in the operating income of our gas distribution activities mainly reflected the reduction in volumes transported, the fact that, in 2005, we recognized €10 million in revenues in connection with the settlement of a claim with a third party, and an increase in depreciation, amortization and impairment losses and costs for personnel in connection with the early termination of employment contracts.

The increase in the operating income of our electricity distribution activities mainly reflected higher volumes of electricity transported and higher net bonuses for service continuity. The increase was partly offset by higher charges of €252 million to cover early retirement incentives.

International

Operating income of our International segment increased by €212 million, or 69.1%, as compared to 2005. This increase was primarily attributable to changes in scope of consolidation (€198 million reflecting the first time consolidation of Slovenské elektrárne), as well as to a €23 million increase in operating income achieved in North and Latin America and a €23 million increase in operating income in Bulgaria. These increases were partially offset by a €33 million loss from our activities in Spain.

Parent Company

The operating income of our Parent Company segment, prior to intersegment eliminations, increased by €370 million as compared to 2005. This increase was mainly due to the recognition of a gain of €263 million in connection with the exchange of a 30.97% stake in Wind for a 20.9% stake in Weather, a decrease in operating costs (primarily related to a €45 million decrease in provisions for litigation) and the effect on our income statement of the partial release (€23 million) of the reserve from measurement of financial instruments as a result of the settlement of our obligations regarding Terna bonus shares.

Services and Other Activities

The operating income of our Services and Other Activities segment, prior to intersegment eliminations, decreased by €133 million, or 60.7%, as compared to 2005. The overall decrease mainly reflected a decrease of €103 million due to the effect of the transfer of engineering and contracting activities to the Domestic Generation and Energy Management segment and a €32 million increase in costs for early retirement incentives.

Eliminations

Intersegment eliminations for operating income mainly related to income from our Parent Company and Services and Other Activities segments arising from transactions with companies in other segments.

Financial Income/Expense and Income/Expenses from Investments

Net financial expenses and net expenses from investments decreased by €67 million, or 9.4%, as compared to 2005. This decrease was primarily attributable to a reduction of the portion of our debt subject to variable interest rates, a longer average maturity of our debt and the fact that we are entitled to the reimbursement of the registration tax paid in connection with certain bonds we issued in the period between 1976 and 1984. These positive factors were partially offset by an increase in net financial expenses resulting from the first time consolidation of Slovenské elektrárne. Please see “— Liquidity and Capital Resources — Capital Resources” for additional information about our debt in 2006.

Income/Expenses from Investments Accounted For Using The Equity Method

Net expenses from investments decreased by €26 million, or 86.7%, as compared to 2005. This decrease was primarily due to the fact that net charges for 2005 had included €37 million relating to our investment in Wind.

Income Taxes

The following table shows a breakdown of our income tax expenses for the periods indicated:

	Year Ended December 31,
	2005	2006
	(In millions of euro)

Current taxes	1,398	1,657
Income taxes from prior years	14	(5)
Deferred tax assets	277	47
Deferred tax liabilities	245	368

Total	1,934	2,067

Estimated income tax expenses from our continuing operations increased by €133 million, or 6.9%, as compared to 2005. The increase was mainly attributable to a €259 million increase in current taxes and a €123 million increase in deferred tax liabilities. The increase in income tax from continuing operations was partially offset by a €230 million decrease in deferred tax liabilities and a €19 million decrease in differences in income taxes from prior years. You should read note 12 to our consolidated financial statements for more details on our income taxes and effective tax rate.

Income/Loss from Discontinued Operations

We recorded income from discontinued operations of €1,272 million in 2005. You should read note 13 to our consolidated financial statements for more details on income from discontinued operations.

Net Income

Net income represents our income from continuing operations after taxes plus income from discontinued operations after taxes minus minority stockholders’ interest. Our net income decreased by €859 million, or 22.1%, as compared to 2005, primarily due to the fact that net income in 2005 included €1,272 million in income from discontinued operations and to a €133 million increase in income taxes. These factors were partially offset by a €281 million increase in operating income, a €172 million decrease in minority interests, a €67 million decrease in net financial expenses and a €26 million decrease in expenses in investments accounted for using the equity method.

2005 Compared with 20041

Operating Revenues

The following table provides a breakdown of the operating revenues from our continuing operations for the years ended December 31, 2005 and 2004:

	Year Ended December 31,
	2004	2005
	(In millions of euro)

Electricity sales and transport:
Sales and transport to final customers on the free and regulated markets	16,783	16,821
Sales to regulatory entities and resellers(1)	7,052	9,403
Sales and transport in foreign markets	1,246	2,671
Equalization Fund contributions	17	113

Total revenues from electricity sales and transport	25,098	29,008
Gas sales to end users	1,374	1,556
Fees for customer connections, inspections and repositioning services	657	656
Other revenues(2)	3,898	2,567

Total operating revenues	31,027	33,787

(1)	“Sales to regulatory entities and resellers” includes primarily sales to Terna, the Single Buyer and the Market Operator (since April 1, 2004).

(2)	“Other revenues” mainly includes our revenues from sales of fuel (including natural gas) to third parties, engineering and contracting activities, and non-recurring items such as bonus payments and reimbursements.

Our consolidated operating revenues from continued operations increased by €2,760 million, or 8.9%, from €31,027 million in 2004 to €33,787 million in 2005. As explained in more detail below, this improvement was almost entirely due to the €3,910 million, or 15.6%, increase in our consolidated revenues from sales and transport of electricity. In addition, revenues from gas sales to end users increased by €182 million, or 13.3%. The impact of these factors on our overall operating revenues was partially offset by a decrease of €1,331 million, or 34.1%, in revenues from other activities.

Electricity Sales and Transport

In 2005, total revenues from electricity sales and transport increased by €3,910 million, or 15.6%, as compared to 2004. This increase was primarily due to higher sales to regulatory entities and resellers, which increased by €2,351 million, from €7,052 million to €9,403 million. The increase also reflected an increase of €1,425 million, from €7,052 million to €9,403 million, in sales and transport on foreign markets, an increase of €96 million, from €17 million to €113 million, in equalization fund contributions and a slight increase of €38 million, from €16,783 million to €16,821 million, in sales and transport to final customers on the free and regulated markets.

The increase in sales to regulatory entities and resellers primarily reflected the fact that, following the start of operations of the Italian power exchange and of the Single Buyer as of April 1, 2004, sales of electricity on the regulated market were made by our Domestic Generation and Energy Management segment to the Single Buyer, whereas, during the first quarter of 2004, such sales were made directly to our Domestic Sales segment and were, therefore, eliminated from our consolidated results. The increase in revenues from sales to regulatory entities and resellers reflected in particular an increase of €334 million, or 30.2%, in revenues from dispatching services. The increase in total revenues from electricity sales and transport also reflected an increase of €1,425 million, or

1 As noted earlier, we have reclassified our business segments as of 2006. Thus, certain of the 2005 figures have been reallocated to different segments for the purpose of comparing to the 2006 data. Please see the earlier section entitled “Business segments” for further information.

114.4%, in revenues from sales and transport on foreign markets (reflecting a €669 million increase in revenues from international trading of electricity, a €450 million increase in sales on the Spanish market and a €298 million increase in revenues attributable to the first time consolidation of Enel Electrica Banat and Enel Electrica Dobrogea). Revenues from sales and transport to final customers on the free and regulated markets were substantially in line with 2004, having increased by €38 million, or 0.2%.

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

Gas Sales to End Users

The revenues from sales of natural gas to end users (which exclude sales of gas to distributors and to other third parties by Enel Trade, which are recorded in “Other revenues”) increased by €182 million, or 13.3%, as compared to 2004. This increase was largely due to increased tariffs reflecting increased market prices for natural gas.

Fees for Customer Connections, Inspections and Repositioning Services

The revenues from fees for customer connections, inspections and repositioning services decreased slightly, by €1 million, or 0.2%, as compared to 2004.

Other Revenues

Other revenues decreased by €1,331 million, or 34.1%, as compared to 2004. This decrease was primarily due to the fact that in 2004 we had recorded revenues of €1,068 million on the basis of the European Commission’s approval of the decree issued in August 2004 by the MEF and the Ministry of Productive Activities setting the overall amount of stranded costs we were entitled to recover (please see “— Comparability of Information — Regulatory and Other Developments” and “Item 4 Information on the Company — Regulatory Matters — Electricity Regulation — Stranded Costs”). The decrease in other revenues also reflected the combined effect of a decrease of €448 million, or 50.1%, in revenues from sales of fuel to third parties, and a €319 million, or 52.4%, decrease in revenues from sales of engineering and contracting services to third parties. These factors were only partially offset by €338 million that we recorded in 2005 related to services provided to the GRTN (now the Gestore dei Servizi Elettrici or GSE) for the period 2002-2004 and a €118 million increase in capital gains from disposal of assets.

The following table shows operating revenues for each of our business segments for the periods presented. As a result of our disposal of Terna and Wind, we deconsolidated Terna and Wind as of September 15, 2005 and August 11, 2005, respectively (please see “Item 4. Information on the Company — Business — The Enel Group — Discontinued Operations”). Accordingly, we have eliminated the reportable segments corresponding to these two entities, and financial information therewith for the period prior to their respective deconsolidation is presented as information on discontinued operations.

	Year Ended December 31,
	2004	2005
	(In millions of euro)

Domestic Sales	19,045	19,487
Domestic Generation and Energy Management	12,281	12,995
Domestic Infrastructure and Networks	5,611	5,532
International	1,030	1,858
Parent Company	1,708	1,118
Services and other activities	1,797	1,741
Eliminations	(10,445)	(8,944)

Total	31,027	33,787

Domestic Sales

The revenues of our Domestic Sales segment, prior to intersegment eliminations, increased by €442 million, or 2.3%, as compared to 2004. The total revenues of the segment of €19,487 million comprised revenues from electricity sales of €17,913 million and revenues from gas sales of €1,574 million. The overall increase in the segment’s revenues was primarily attributable to a €261 million increase in revenues from electricity sales and a €181 million increase in revenues from gas sales.

The increase in electricity revenues mainly reflected a €453 million increase in revenues earned by Enel Distribuzione and Deval from electricity sales to end users, primarily due to the increase in the tariff component aimed at covering generation costs, partially offset by the recognition in 2004 of prior year items. In addition, the increase reflected a €104 million increase in revenues earned by Enel Energia as a result of both a higher volume of electricity sold and higher average prices. These factors were partially offset by a €252 million decline in sales to resellers purchasing electricity for distribution on the regulated market as a result of the fact that, following the start of operations of the Single Buyer in April 2004, we no longer sell electricity to resellers for distribution on the regulated market (which sales accounted for €252 million in revenues in 2004). The overall increase was also reduced by a €41 million decrease in revenues from franchising activities.

The increase in revenues from gas sales was primarily attributable to an increase in revenues from gas sales to end users reflecting increased sales prices.

Domestic Generation and Energy Management

The revenues from our Domestic Generation and Energy Management segment, prior to intersegment eliminations, increased by €714 million, or 5.8%, as compared to 2004. The increase in revenues mainly reflected:

•	a €624 million, or 7.5%, increase in revenues earned by Enel Produzione from electricity sales (including revenues from dispatching services),

•	a €587 million, or 41.8%, increase in revenues from electricity sales by Enel Trade, primarily in connection with trading activities in the international market,

•	the recognition in 2005 of €338 million related to services provided to the GRTN (now the Gestore dei Servizi Elettrici or GSE) and Terna for the period 2002-2004,

•	a €170 million, or 17.9%, increase in revenues from sales of natural gas to our Domestic Sales (formerly Sales, Infrastructure and Networks) segment, and

•	the fact that in 2005 we recorded €100 million relating to the reimbursement of certain charges incurred in 2002 and 2003 for the purchase of green certificates.

These positive factors were offset in part by the fact that revenues in 2004 included revenues of €513 million related to stranded costs on our generation plants for the period 2000-2003, and by a decline of €448 million, or 50.1%, in revenues from sales of fuel to third parties, largely as a result of Enel Trade’s new focus on the supply of gas to Group companies and by the effects of Resolution No. 20/04 of the Energy Authority, pursuant to which we are required to reimburse €191 million as a reduction of the prices charged in the sale to distributors in March 2004.

Domestic Infrastructure and Networks

The revenues of our Domestic Infrastructure and Networks segment, prior to intersegment eliminations, decreased by €79 million, or 1.4%, as compared to 2004. The total revenues of the segment of €5,532 million comprised revenues from electricity distribution of €5,231 million and revenues from gas distribution of €301 million.

The overall decrease in the segment’s revenues was primarily attributable to a €75 million decrease in revenues from electricity distribution, mainly related to the fact that the 2004 revenues recorded in connection with the bonus scheme for continuity and quality of service performance included bonuses for both 2004 and 2003 (please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Tariff Structure” for

a more detailed discussion of this mechanism). This factor was partially offset by the capital gain of €89 million generated by the disposal of our distribution network in the Province of Trento in 2005.

International

The revenues of our International segment, prior to intersegment eliminations, increased by €828 million, or 80.4%, as compared to 2004. This increase mainly reflected the effect for €332 million of the first time consolidation of Enel Electrica Banat and Enel Electrica Dobrogea, a €259 million increase in revenues earned by Enel Viesgo Generación, a €190 million increase in revenues earned by Electra de Viesgo Distrbución e Viesgo Energía and a €40 million increase in revenues earned by Enel Unión Fenosa Renovables.

Parent Company

The revenues of our Parent Company segment, prior to intersegment eliminations, decreased by €590 million, or 34.5%, as compared to 2004. This decrease was largely attributable to the fact that in 2004 we recorded €555 million in revenues corresponding to the amount of reimbursement we are entitled to receive in relation to costs we had incurred in the period 2000-2003 related to the Nigerian LNG contract following the approval of the decree about stranded costs mentioned above.

Services and Other Activities

The revenues of our Services and Other Activities segment, prior to intersegment eliminations, decreased by €56 million, or 3.1%, as compared to 2004. Of the segment’s total of €1,741 million in revenues, prior to intersegment eliminations, €808 million were attributable to engineering and contracting activities, €81 million to real estate and related services and €898 million to other activities. Approximately 74.7% of these revenues were generated by transactions with other Group companies in 2005, as compared to 58.6% in 2004. Eliminations for intrasegment operations in 2005 were €46 million.

The decrease in revenues from this segment’s operations was primarily due to a €165 million decrease in revenues, prior to intrasegment eliminations, from our engineering and contracting activities reflecting their shift in focus towards work on projects for other Group companies rather than third parties. Other negative factors included a decline of €41 million in revenues, prior to intrasegment eliminations, from real estate and related activities, reflecting the sale of NewReal on July 14, 2004. The overall decline was partially offset by a €138 million increase in revenues, prior to intrasegment eliminations, from our other activities, including, mainly, personnel administration, professional training services, factoring and water operations.

Eliminations

Eliminations in operating revenues generally relate to intersegment sales (primarily of electricity and fuel) and services (primarily engineering and contracting activities). In 2005, eliminations decreased by €1,501 million, or 16.8%, as compared to 2004, mainly reflecting the fact that sales of electricity on the regulated market were made by our Domestic Generation and Energy Management segment to the Single Buyer during all of 2005, whereas, during the first quarter of 2004, such sales were made directly to our Sales, Infrastructure and Networks segment.

Operating Expenses

The following table shows a breakdown of our operating expenses for each of the periods presented:

	Year Ended December 31,
	2004	2005
	(In millions of euro)

Operating expenses:
Personnel	3,224	2,762
Fuel for thermal generation	3,598	3,910
Fuel for trading and gas for resale to end users	1,795	1,604
Purchased power	10,380	14,321
Other operating expenses:
Services and rentals	3,106	3,057
Materials and supplies	1,027	798
Other	783	911
Capitalized expense	(973)	(1,049)

Total	22,940	26,314

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

Personnel

Costs for personnel decreased by €462 million, or 14.3%, as compared to 2004, primarily due to a €361 million decrease relating to early retirement incentives, as well as to a 3.8%, or 1,964 person, decline in the average number of employees during the period.

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

Fuel for Trading and Gas for Resale to End Users

Costs for the purchase of fuel for trading and natural gas for sale to end users decreased by €191 million, or 10.6%, as compared to 2004. This decrease reflected the effect of a €416 million decline in costs for the purchase of fuel for trading, consistent with lower trading volumes, which was partially offset by a €225 million increase in costs for natural gas for resale to end users, reflecting the expansion of our gas operations.

Purchased Power

Costs for purchased power increased by €3,941 million, or 38.0%, as the quantity of power purchased increased by 13.9%. The increase in purchased power costs primarily reflected the fact that the 2005 operating expenses reflected a full year’s operation of the Italian power exchange, which was introduced on April 1, 2004, following which our distribution companies purchase power for sales on the regulated market exclusively from the Single Buyer, rather than directly from our generation companies, and our generation companies purchase from third parties the electricity they use to power pumping at our hydroelectric plants.

Services and Rentals

Costs for services and rentals decreased by €49 million, or 1.6%, as compared to 2004. This decrease was primarily due to a €140 million decrease in costs relating to our engineering and contracting activities. The impact of this decrease was partially offset by a €36 million increase in leasing and rental costs (mainly reflecting our July 2004 disposal of NewReal, from which we continue to lease certain real estate assets), a €23 million increase in services reflecting the first time consolidation of Enel Electrica Banat and Enel Electrica Dobrogea, a €14 million increase in fees for the use of water in power generation and a €11 million increase in costs for commercial services, primarily in our Domestic Sales (formerly Sales, Infrastructure and Networks) segment.

Materials and Supplies

Costs for materials and supplies decreased by €229 million, or 22.3%, as compared to 2004, primarily due to a €149 million decline reflecting lower activities for third parties by our engineering and contracting unit.

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

Capitalized Expenses

Capitalized expenses increased by €76 million, or 7.8%, as compared to 2004, primarily reflecting higher levels of construction activity in our Domestic Generation and Energy Management segment.

The following table shows a breakdown of our operating expenses by business segment for each of the periods presented:

	Year Ended December 31,
	2004	2005
	(In millions of euro)

Domestic Sales	18,658	19,309
Domestic Generation and Energy Management	8,658	9,914
Domestic Infrastructure and Networks	2,482	2,134
International	736	1,359
Parent Company	1,049	1,037
Services and other activities	1,583	1,426
Eliminations	(10,226)	(8,865)

Total	22,940	26,314

Domestic Sales

In 2005, the operating expenses of our Domestic Sales segment (which primarily consist of purchases of power and natural gas), prior to intersegment eliminations, increased by €651 million, or 3.5%, as compared to 2004. The segment’s total operating expenses of €19,309 million comprised expenses of electricity activities of €17,825 million and expenses of gas activities of €1,484 million. The overall increase in the segment’s expenses was primarily attributable to a €460 million increase in expenses for electricity activities and a €191 million increase in expenses for gas activities.

The increase in expenses for electricity activities primarily reflected an increase in costs for purchased power, largely due to higher average purchase prices and higher volumes purchased for the regulated market.

The increase in expenses for gas activities was primarily attributable to a €169 million increase in costs for gas purchased for resale to end users (reflecting higher prices), and a €24 million increase in costs for services and rentals.

Domestic Generation and Energy Management

Operating expenses of our Domestic Generation and Energy Management segment (which primarily consist of costs for purchased power, fuel costs, fees paid to the GSE and Terna, and personnel and maintenance costs for our power plants), increased by €1,256 million, or 14.5%, prior to intersegment eliminations, as compared to 2004.

This increase was mainly attributable to a €963 million, or 52.9%, increase in costs for purchased power, a €195 million, or 63.9%, increase in other costs (primarily reflecting charges for CO2 emission rights in excess of the emissions quotas allocated to us in Italy), a €130 million, or 2.6%, increase in expenses for fuel (primarily reflecting higher average prices) and a €72 million in costs for materials. These factors were partially offset by a €130 million, or 18.8%, decrease in personnel costs.

Domestic Infrastructure and Networks

In 2005, the operating expenses of our Domestic Infrastructure and Networks segment (which primarily consist of costs associated with running our distribution network), prior to intersegment eliminations, decreased by €348 million, or 14.0%, as compared to 2004. The segment’s total operating expenses of €2,134 million comprised expenses of electricity activities of €1,984 million and expenses of gas activities of €150 million. The overall decrease in the segment’s expenses was primarily attributable to a €332 million decrease in expenses for electricity activities and to the €16 million decrease in expenses for gas activities.

The decrease in expenses for electricity activities primarily reflected a decrease in costs for personnel and in costs for materials and supplies (reflecting a decreased level of construction on our electricity distribution network).

The decrease in expenses for gas activities primarily reflected a €10 million, or 14.9% decrease in costs for services (mainly due to lower maintenance costs) and a €7 million, or 9.3%, decrease in costs for personnel.

International

Operating expenses of our International segment, prior to intersegment eliminations, (which primarily consist of costs related to the generation, distribution and sales activities performed by our companies abroad) increased by €623 million, or 84.6%, as compared to 2004. The increase reflected a €443 million increase in costs for purchased power (reflecting the first time consolidation of Enel Electrica Banat and Enel Electrica Dobrogea — which recorded an aggregate of €194 million in such expenses — as well as increased purchase volumes at the segment’s Spanish operations), a €64 million, or 33.0%, increase in expenses for fuel for thermal generation and a €39 million cost for services, lease and rentals, mainly attributable to the change in scope of consolidation.

Parent Company

Operating expenses for our Parent Company segment, prior to intersegment eliminations, decreased by €12 million, or 1.1%, as compared to 2004. This decrease was primarily due to a €65 million decrease in other costs, that was largely offset by a €29 million increase in costs for services and rentals and a €27 million increase in costs for the purchase of electricity (reflecting higher prices).

Services and Other Activities

Operating expenses of our Services and Other Activities segment, prior to intersegment eliminations, decreased by €157 million, or 9.9%, as compared to 2004, primarily reflecting a €174 million decrease in costs at our engineering and contracting activities, reflecting their refocused activities. The overall decline in this segment’s expenses also reflected a €16 million decrease in costs at our real estate activities, primarily reflecting the sale of NewReal. Operating expenses for other activities (such as personnel administration, professional training services, factoring and water activities) increased by €21 million. Eliminations for intrasegment operations in 2005 were €46 million (as compared to €61 million in 2004).

Eliminations

Eliminations for operating expenses principally consist of the elimination of intersegment electricity and fuel purchases and costs for the provision of intersegment services. In 2005, eliminations decreased by €1,361 million, or 13.3%, as compared to 2004, mainly reflecting lower activities between the segments.

Depreciation, Amortization and Impairment

The following table shows depreciation, amortization and impairment expenses for each of our business segments for each of the periods presented:

	Year Ended December 31,
	2004	2005
	(In millions of euro)

Domestic Sales	88	140
Domestic Generation and Energy Management	1,128	1,009
Domestic Infrastructure and Networks	721	770
International	150	178
Parent Company	5	14
Services and other activities	109	96

Total	2,201	2,207

Depreciation, amortization and impairment expenses in 2005 increased by €6 million, or 0.3%, as compared to 2004. The increase primarily reflected a €52 million increase in such expenses at our Domestic Sales segment, primarily reflecting higher provisions for doubtful trade receivables, a €49 million increase in depreciation at our Domestic Infrastructure and Networks segment, and a €28 million increase in our International segment, mainly due to changes in our scope of consolidation. These factors were partially offset by a €119 million decrease in depreciation, amortization and impairment expenses at our Domestic Generation and Energy Management segment (primarily arising from the upward revision of our estimates of the useful lives of certain assets, as described in “The Electricity Market Regulatory Framework — Comparability of Information — Regulatory and Other Developments” above (see also “The Electricity Market Regulatory Framework — Critical Accounting Policies”).

Net Income/(charges) from Commodity Risk Management

Net income/(charges) from commodity risk management were a net change of €16 million in 2004 and a net income of €272 million in 2005. The difference mainly related to the fair value valuation of contracts for differences made with the Single Buyer at the end of 2004 and in 2005.

The following table shows a breakdown of our net income/(charges) from commodity risk management by business segment for each of the periods presented:

	Year Ended December 31,
	2004	2005
	(In millions of euro)

Domestic Sales	(1)	(26)
Domestic Generation and Energy Management	(8)	326
International	—	(14)
Parent Company	(7)	(14)

Total	(16)	272

Operating Income

The following table shows operating income for each of our business segments for the periods presented:

	Year Ended December 31,
	2004	2005
	(In millions of euro)

Domestic Sales	298	12
Domestic Generation and Energy Management	2,487	2,398
Domestic Infrastructure and Networks	2,408	2,628
International	144	307
Parent Company	647	53
Services and other activities	105	219
Eliminations	(219)	(79)

Total	5,870	5,538

Operating income decreased by €332 million, or 5.7%, as compared to 2004, reflecting a €594 million decrease in the operating income earned by our Parent Company segment, which was only partially offset by increases in the operating income earned by our International segment.

Domestic Sales

The operating income of our Domestic Sales segment, prior to intersegment eliminations, decreased by €286 million, or 96.0%, as compared to 2004. Total operating income of the segment comprised a €104 million of operating loss from electricity sales and €92 million of operating income from gas sales.

The overall decrease reflected a €264 million decrease in operating income from our electricity sales, mainly reflecting prior year items accounted as revenues in 2004, and a €22 million decrease in the operating income from gas sales.

Domestic Generation and Energy Management

The operating income of our Domestic Generation and Energy Management segment, prior to intersegment eliminations, decreased by €89 million, or 3.6%, as compared to 2004.

The decrease primarily reflected the fact that revenues in 2004 included €513 million related to stranded costs on our generation plants for the period 2000-2003, the effect of the €191 million we are required to reimburse pursuant to the Resolution No. 20/04 of the Energy Authority (as explained above) and a €182 million charge in 2005 for CO (2) emissions in excess of the emissions quotas allocated to us. This decrease was partially offset by the effect of the €338 million revenues related to services provided in the period 2002-2004 (as explained above), a €165 million increase in net income from commodity risk management, a €119 million decrease in depreciation, amortization and impairment losses primarily due to the upward revision of our estimates of the useful lives of certain power plants and €100 million revenues relating to the reimbursement of certain charges incurred in 2002 and 2003.

Domestic Infrastructure and Networks

The operating income of our Domestic Infrastructure and Networks segment, prior to intersegment eliminations, increased by €220 million, or 9.1%, as compared to 2004. Total operating income of the segment comprised €2,552 million of operating income from electricity distribution and €76 million of operating income from gas distribution.

The overall increase in the segment’s operating income was primarily attributable to a €201 million increase in operating income from electricity distribution, mainly reflecting the gain on the disposal of the distribution network in the Province of Trento and cost savings, and a €19 million increase in operating income from gas distribution and sales.

International

The operating income of our International segment, prior to intersegment eliminations, increased by €163 million, as compared to 2004. The increase in operating income generated by the international generation operations of the segment was primarily attributable to a €97 million increase in operating income from international electricity distribution and sales operations, mainly due to the first time consolidation of Enel Electrica Banat and Enel Electrica Dobrogea (which recorded aggregate operating income of €70 million) and to a €31 million increase in operating income at Enel Viesgo Generación and a €25 million increase in operating income at Enel Unión Fenosa Renovables.

Parent Company

The operating income of our Parent Company segment, prior to intersegment eliminations, decreased by €594 million, or 91.8%, as compared to 2004, mainly due to the fact that in 2004 we had recorded €555 million in revenues corresponding to the amount of reimbursement we were entitled to receive in relation to costs we had incurred in the period 2000-2003 related to the Nigerian LNG contract following the approval of decree about stranded costs mentioned above.

Services and Other Activities

The operating income of our Services and Other Activities segment, prior to intersegment eliminations, increased by €114 million as compared to 2004. The overall increase reflected a general increase in income from the segment’s businesses other than real estate which recorded a €12 million decline, mainly reflecting the deconsolidation of NewReal, as of July 14, 2004.

Eliminations

Intersegment eliminations for operating income mainly related to income from our engineering and contracting activities arising from transactions with companies in our Domestic Generation and Energy Management segment.

Financial Income/ Expense and Income/ Expenses from Investments

Financial expenses and expenses from investments (which relate to our investments not accounted for using the equity method) decreased by €113 million, or 13.7%, as compared to 2004. The decrease was primarily attributable to a €97 million decrease in our net financial expenses, reflecting a decrease in the average amount of our net financial debt over the period. Please see “— Liquidity and Capital Resources — Capital Resources” for additional information about our debt in 2005.

Income/ Expense from Investments Accounted For Using The Equity Method

Expenses from investments accounted for using the equity method increased by €5 million, or 20.0%, as compared to 2004. The increase primarily reflected the impact of the equity method evaluation of Wind and of the fair value valuation of our put option in connection with Wind’s shares, which accounted in 2005 for a net expense of €37 million. In 2004, the item primarily included the negative results of our equity investees Leasys and Compagnia Porto di Civitavecchia. You should read note 11 to our consolidated financial statements for additional information on income/expense from investments accounted for using the equity method.

Income Taxes

The following table shows a breakdown of our income tax expenses for the periods indicated:

	Year Ended December 31,
	2004	2005
	(In millions of euro)

Current taxes	1,328	1,398
Difference on estimated income taxes from prior years	(14)	14
Deferred tax assets	459	277
Deferred tax liabilities	343	245

Total	2,116	1,934

Estimated income tax expenses from our continuing operations decreased by €182 million, or 8.6%, as compared to 2004 (from €2,116 million in 2004 to €1,934 million in 2005). The decrease was mainly attributable to a €182 million decrease in deferred tax assets primarily relating to accruals to provisions for risk and charges and impairment losses with deferred deductibility, a €98 million decrease in deferred tax liabilities mainly due to the reduction of depreciation charged for tax purposes including accelerated depreciation and impairment of investments and a €70 million increase in current taxes due to higher income before taxes. The decrease in income tax from continuing operations was partially offset by a €21 million increase in foreign income taxes, which amounted to €43 million in 2005, as compared to €22 million in 2004.

You should read note 12 to our consolidated financial statements for more details on our income taxes and effective tax rate.

Income/Loss from Discontinued Operations

We recorded income from discontinued operations of €1,272 million in 2005, as compared to a loss of €155 million in 2004. The increase primarily reflected the fact that in 2004 we recorded a loss primarily due to a €1,671 million impairment on our stake in Wind. Please see “Item 4 Information on the Company — Business — Overview — Discontinued Operations” for additional information on this impairment. The impact of this factor in 2004 was only partially offset by the capital gain of €812 million we recorded on disposal of a 50% stake in Terna. The 2005 increase also reflected a capital gain in 2005 of €1,153 million on disposals (mainly reflecting our disposal of a 43.85% stake in Terna).

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

Inflation

The tariffs for sales of electricity in effect over the periods covered by the financial statements included in this annual report were not adjusted for inflation. Inflation in Italy was 2.2% in 2004, 1.9% in 2005 and 2.1% in 2006. As a result, the real value of the tariffs decreased over time.

U.S. GAAP Reconciliation

We have prepared our consolidated financial statements in compliance with IFRS-EU, which differ in certain respects from U.S. GAAP. The principal differences between IFRS-EU and U.S. GAAP, as applied to our consolidated financial statements, relate to the following:

•	Minority interest,

•	Customers’ connection fees,

•	Revaluation of fixed assets, related depreciation and adjustment for gain/loss on disposal,

•	Capitalized interest and related depreciation,

•	Early retirement program,

•	Employee benefit obligations,

•	Goodwill impairment and subsequent disposal of affiliates,

•	Business combinations, goodwill and other intangible assets,

•	Negative goodwill and related adjustments,

•	Deferred taxes on equity reserves,

•	Asset retirement obligations,

•	Gains on sale of real estate business,

•	Investment in equity securities — unlisted equity investments,

•	Transfer of financial assets,

•	Onerous contracts,

•	Other differences, and

•	Tax effect on reconciling items.

You should read note 23 to our consolidated financial statements for a more detailed discussion of the principal differences between IFRS-EU and U.S. GAAP that affect our consolidated financial statements and for a reconciliation of net income and shareholders’ equity between IFRS-EU and U.S. GAAP; and note 24 to our consolidated financial statements for additional U.S. GAAP disclosures.

Our consolidated net income under U.S. GAAP was approximately €1,031 million in 2004, €4,698 million in 2005 and €3,719 million in 2006, as compared to consolidated net income under IFRS-EU of €2,631 million in 2004, €3,895 million in 2005 and €3,036 million in 2006. Our shareholders’ equity under U.S. GAAP was €17,638 million at December 31, 2005 and €17,220 million at December 31, 2006, as compared with shareholders’ equity under IFRS-EU of €19,057 million at December 31, 2005 and €18,460 million at December 31, 2006.

Critical Accounting Policies under U.S. GAAP

In addition to the critical accounting policies discussed above under “The Electricity Market Regulatory Framework — Critical Accounting Policies,” management considers that the following critical accounting policies in the reconciliation of net income and shareholders’ equity between IFRS-EU and U.S. GAAP require reliance upon significant judgments, estimates and assumptions.

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

New U.S. GAAP Accounting Standards

In addition to the critical accounting policies discussed above under “The Electricity Market Regulatory Framework — Critical Accounting Policies” and “ — Critical Accounting Policies under U.S. GAAP,” our future U.S. GAAP results will be affected by a number of new accounting standards that have been recently issued.

Fair Value Measurements.  In September 2006, the FASB issued Statement No. 157 — Fair Value Measurements. This Statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. It provides additional guidance for measuring fair value of assets and liabilities (by introducing a fair value hierarchy based on inputs to valuation techniques) and expands disclosures about fair value measurements. This Statement does not expand the use of fair value measurements.

This Statement shall be effective for financial statements beginning after November 15, 2007. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for the year. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except as for some specified financial instruments, to which retrospective application applies. The Company is in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

Uncertainty in Income Taxes.  In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” — an interpretation of FASB Statement No. 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, “Accounting for Income Taxes”. The aforesaid Statement does not prescribe a recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. To address diversity in practice that exists in the accounting for income taxes, FIN. 48 clarifies the application of Statement 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements (the “more-likely-than-not” recognition threshold). Additionally, this Interpretation provides guidance on measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN. 48 also revises disclosure requirements and requires an annual tabular roll-forward of the unrecognized tax benefits. This Interpretation will be effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted provided the enterprise has not yet issued financial statements for that year. The Company is in the process of evaluating the impact of FIN. 48 on its consolidated financial statements.

Liquidity and Capital Resources

Cash Flow Analysis

The main factor that affected the comparability of our cash flows in 2006 and 2005 is the fact that our cash flow for 2005 reflected the cash flows of Wind and Terna until the dates on which we deconsolidated these companies (August 11 and September 15, 2005, respectively). Please see “Item 4. Information on the Company — Business — The Enel Group — Discontinued Operations” and note 13 to our consolidated financial statements for additional information about the transactions which resulted in the deconsolidation of these companies.

Our primary source of liquidity is cash generated from operations. Net cash provided by operating activities was €6,756 million in 2006, as compared to €5,693 million in 2005. The increase of €1,063 million, or 18.7%, was primarily attributable to a €2,368 million decrease in trade receivables due to the deconsolidation of Wind and Terna and a reduction in receivables for the sale of electricity on the Power Exchange, a €874 million decrease in taxes paid and a €510 million increase related to collection of reimbursements of stranded costs. The overall increase also reflected the positive impact of a €218 million decrease in interest and other financial expenses paid which was primarily attributable to a reduction in the amount of our average financial indebtedness due to the deconsolidation of Wind and Terna. These positive factors were partially offset by the negative impact on cash from operating activities of a €1,762 million decrease in trade payables, that was primarily attributable to the deconsolidation of

Wind and Terna and lower engineering and contracting activities, and a €1,111 million decrease in income before taxes, also primarily due to the deconsolidation of Wind and Terna.

Net cash used in investing activities was €2,374 million in 2006, as compared to €1,092 million of cash generated by investment activities in 2005. This significant change was primarily attributable to a €3,134 million decrease in cash provided by disposals of entities (net of cash and cash equivalents sold), primarily reflecting our disposal in 2005 of a controlling stake of Wind and Terna, which accounted for €2,938 million (net of €48 million in cash and cash equivalents sold) and €1,518 million (net of €365 million in cash and cash equivalents sold) respectively. In 2006, the €1,518 million generated from the disposal of entities (net of cash and cash equivalents sold) related primarily to the fact that we received €1,000 million (the first installment of the amount due for the sale of a 26.1% interest in Weather) and €328 million for the sale of a 6.28% stake in Wind. The change in cash flow from investing activities also reflected a €558 million increase in investment in entities (net of cash and cash equivalents acquired) mainly due to the acquisition in 2006 of a controlling stake in Slovenské elektrárne for €676 million, the acquisition of ten companies from the Rede Group for €169 million, the acquisition of Enel Panama for €119 million, and the acquisition of a 49.5% stake in Res Holdings for €84 million. Investments in entities in 2005 (net of cash and cash equivalents acquired) included primarily a 5.2% stake in Weather for €305 million and the deposit of €168 million for the acquisition of Slovenské elektrárne. Please see note 4 to our consolidated financial statements for additional information on the effect of our acquisitions in 2006 and 2005 on our cash flow. These negative factors were partially offset by a decrease of €278 million in investments in property, plant and equipment and a decrease of €16 million in investments in intangible assets primarily reflecting the effect of the deconsolidation of Wind and Terna.

Net cash used in financing activities was €4,322 million in 2006, as compared to €6,654 million in 2005. The decrease in cash used in financing activities of €2,332 million was primarily attributable to a €3,288 million decrease in repayments and other changes, mainly due to the deconsolidation of Wind and Terna. This effect was partially offset by a €487 million increase in dividends paid, by a €235 million decrease in new financing incurred in the year and by a €231 million decrease reflecting lower changes in share capital and reserves due to lower amounts of stock options exercised in the period.

The overall result of these cash flows was a €64 million increase in cash and cash equivalents as of December 31, 2006, (taking into account the impact of exchange rate fluctuations which accounted for €4 million), as compared to a €145 million increase in 2005 (taking into account the impact of exchange rate fluctuations which accounted for €14 million).

We met our cash requirements for our investing activities and financing activities primarily through cash generated from operations.

Capital Resources

We manage our financing requirements through our centralized treasury department. Most of the financing transactions of our segments are centralized and netted at the Group level in order to reduce our overall debt and interest expense. As a general rule, external financing is incurred at the Parent Company level (either directly by Enel or through a treasury vehicle with a guarantee from Enel) in the form of bonds and other debt securities, bank loans and lines of credit. Our treasury department then makes cash available to Group companies on an as needed basis through intercompany loans or current-account arrangements. In limited circumstances, financings are undertaken directly by our subsidiaries, including subsidized loans granted by the European Investment Bank to our operating subsidiaries to finance a specific project. We also issue bonds and commercial paper through a treasury vehicle (which was Enel Investment Holding BV until November 2005 and is now Enel Finance International SA). The principal goals of our treasury operations are to maximize financing efficiency and minimize structural subordination issues that would arise if significant external debt was held at the operating subsidiary level, as well as optimizing cash flows for all the companies of the Group on a daily basis.

At December 31, 2006, our outstanding long-term debt, including current maturities, was €12,517 million, as compared to €11,902 million at December 31, 2005.

The increase of €615 million, or 5.2%, primarily reflected the effect for €874 million of the first time consolidation of Slovenské elektrárne. The increase was also attributable to new financing, including the extension by the European Investment Bank to Enel Distribuzione of a new 20-year floating rate loan with a total principal amount of €600 million, and the utilization of new lines of credit by Slovenské elektrárne and Maritza East III Power Holding for a total amount of €785 million. These factors were partially offset by repayments of long-term debt in 2006 that totaled €1,705 million. These repayments primarily consisted of:

•	payments at scheduled maturities and pre-payments before scheduled maturities of certain long-term financings held by Slovenské elektrárne with a total principal amount of €630 million,

•	payments at scheduled maturities of certain bonds issued by Enel with a total principal amount of €487 million,

•	pre-payments before scheduled maturities of certain long-term financings held by Maritza East III with a total principal amount of €163 million, and

•	repayments of certain 36 month revolving credit lines held by Enel with a total principal amount of €100 million.

At December 31, 2006, our outstanding short-term debt was €1,086 million, as compared to €1,361 million at December 31, 2005. The decrease of €275 million, or 20.2%, reflected a €434 million decrease in the amount of other short-term financings and a decrease of €103 million in other short-term financial loans. These factors were only partially offset by a €256 million increase in the outstanding amount of commercial paper and a €6 million increase in the amount of drawdowns under our revolving credit facility. You should read notes 17 and 16 to our consolidated financial statements for a further discussion of our long-term and short-term debt, including information on maturity profiles, relevant covenants, and other restrictions on their use.

At December 31, 2006, our net financial indebtedness, which we calculate on the basis of our short and long-term debt (including current maturities), less long-term guarantee deposits, cash at banks and marketable securities, factoring receivables and finance receivables from associated companies, was €11,690 million, comprised of net long-term debt of €11,397 million (including current maturities) and net short-term debt of €293 million. The decrease in net financial indebtedness of €622 million, or 5.1%, as compared to €12,312 million at December 31, 2005, reflected the combination of a €439 million decrease in our net long-term debt and a €183 million decrease in our net short-term debt.

Although net financial indebtedness is a non-GAAP measure, it is widely used by Italian financial institutions and securities analysts to assess a company’s liquidity and the adequacy of its financial structure. We therefore believe it is useful to provide this information to investors together with, and not in lieu of, the analysis of our outstanding debt under IFRS-EU provided above. The following table details our net financial indebtedness at December 31, 2005 and 2006, and provides a reconciliation of this non-GAAP measure to “cash at banks and marketable securities” the most directly comparable GAAP measure appearing in our consolidated statements of cash flows. The parenthetical references to notes following particular line items in the table are to the specific notes to our consolidated financial statements included in Item 18 where these line items are presented in greater detail.

	At December 31,
	2005	2006
	(In millions of euro)

Cash at banks and marketable securities (note 14(e))	(508)	(572)
Factoring receivables (note 14(d))	(374)	(211)
Other finance receivables	(3)	(10)
Total	(885)	(793)
Short-term debt (note 16(a)):
Bank loans
Use of revolving credit lines	0	6
Other short-term bank debt	970	536
Total bank loans	970	542
Commercial paper	275	531
Other short-term financial loans	116	13
Total short-term debt	1,361	1,086
Net short-term debt	476	293
Long-term debt (including current maturities) (note 17(a)):
Bank loans	3,181	3,910
Bonds	8,530	8,434
Other loans	191	173
Total Long-Term Debt (including current maturities)	11,902	12,517
Long-term receivables	(66)	(1,120)
Net Long-Term Debt (including current maturities)	11,836	11,397
Net Financial Indebtedness	12,312	11,690

We maintain committed lines of credit for €5,650 million (€5,085 million of which were unused as of December 31, 2006) and uncommitted lines of credit and other short-term borrowing agreements with banks in Italy and Slovakia with maximum borrowing limits aggregating €3,867 million as of December 31, 2006 (€3,325 million of which were unused as of that date). Our committed lines of credit include a 5-year revolving committed line of credit for €5,000 million, which is available until December 2010 with an option to extend it year by year until 2012. Such line of credit had not been utilized as of December 31, 2006. Our committed lines of credit also include eight 5-year revolving committed lines of credit for an aggregate amount of €650 million, (€85 million of which were unused as of December 31, 2006) which are available until 2011. The weighted average interest rate on our short-term borrowings was approximately 3.56% as of December 31, 2006, as compared to approximately 2.51% as of December 31, 2005. We believe that our bank facilities, together with our portfolio of cash and cash equivalents, are sufficient to meet our present working capital needs.

At December 31, 2006, only 5.2% of our long-term debt (including current maturities) was denominated in currencies other than the euro, including the equivalent of €374 million of long-term debt which relates to our operating subsidiaries in North America and Latin America and Slovakia that is primarily denominated in U.S. dollar and Slovak koruna. At December 31, 2006, 51.8% of our long-term debt bore interest at floating rates and 48.2% bore interest at fixed rates. To improve our mix of floating and fixed-rate obligations, we have entered into certain interest rate hedging transactions, particularly interest rate swaps, swaptions and collars. Taking these hedging positions into account, we have estimated that we are exposed to interest rate fluctuations with respect to approximately 17.1% of our outstanding long-term debt. Please see “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Price Risk Management and Market Risk Information” for a more detailed discussion of our hedging policies. Without giving effect to these arrangements, we estimate that the weighted average interest rate on our outstanding long-term debt as of December 31, 2006 was approximately 4.5%, as compared to approximately 3.9% as of December 31, 2005.

On November 15, 2005, we renewed our Euro medium-term note program and substituted Enel Investment Holding BV with Enel Finance International SA as second issuer under this program (with the guarantee of Enel). The program has a maximum aggregate authorized amount that may be outstanding at one time of €10,000 million. The terms of this program allow both Enel and our finance subsidiary Enel Finance International SA, with the guarantee of Enel, to issue bonds to retail investors in Italy and certain countries outside of the United States and to institutional investors (including qualified institutional buyers in the United States). In 2002, Enel issued 11 series of euro-denominated bonds with an aggregate principal amount of €617 million and three Japanese yen-denominated series of bonds with an aggregate principal amount equivalent to €118 million at the date of issue. In 2003, Enel Investment Holding BV issued nine series of euro-denominated bonds with an aggregate principal amount of €780 million, one series of British pound-denominated bonds with a principal amount of British pounds 40 million (equivalent to €58 million at the date of issue), and Enel issued €750 million of 4.75% fixed-rate fifteen-year bonds and €750 million of 4.25% fixed-rate ten-year bonds. In 2004, Enel issued €750 million of 4.125% fixed-rate seven-year bonds and €750 million of 5.25% fixed-rate twenty-year bonds, and Enel Investment Holding BV issued one series of 5.6% fixed-rate twenty-five year euro-denominated bonds with a principal amount of €150 million. As of December 31, 2006, an aggregate of €4,267 million in principal amount of notes was outstanding under our euro medium-term note program. The currency risk relating to the placement of the Japanese yen-denominated bonds and the British pound-denominated bonds has been hedged through currency swaps entered into at the date of the issue. Please see “Item 11. Quantitative and Qualitative Disclosure About Market Risk — Price Risk Management and Market Risk Information” for a more detailed discussion of our hedging policies. You should see notes 16 and 17 to our financial statements for additional information about our debt securities, including maturities.

Moreover, in 2005, Enel issued €400 million of floating rate Euribor plus 0.1% seven-year bonds and €600 million of 3.625% fixed rate seven-year bonds. In November 2005, our multi-currency commercial paper program was modified, increasing the aggregate authorized amount up to €4,000 million and replacing Enel Investment Holding BV with Enel Finance International SA as the issuer, while maintaining Enel as guarantor. At December 31, 2006, a total of €531 million in commercial paper issued by our subsidiary Enel Finance International SA with the guarantee of Enel was outstanding. Of this, €202 million was denominated in Euro, €251 million was denominated in U.S. dollars, €34 million was denominated in Swiss francs and €48 million was denominated in British pounds. We have entered into currency swaps to hedge foreign exchange risk in connection with the portion of this debt denominated in currency other than the Euro.

Our borrowing requirements are not seasonal.

We use short-term borrowing facilities in order to finance our working capital needs, aiming at ensuring flexible and cost-effective financing for all companies of the Group.

The following table shows the ratings of our short-term debt and long-term debt according to Standard & Poor’s and Moody’s Investors Service at June 22, 2007.

	Long-Term	Short-Term
Rating Agency	Debt	Debt	Outlook

Standard & Poor’s	A	A-1	Negative Credit Watch
Moody’s Investors Service	A-1	P-1	Negative Credit Watch

Future Liquidity and Capital Resources

The Group has adopted formal policies and decision-making processes aimed at optimizing the Group’s overall financial situation and its allocation of financial resources, cash management processes and financial risk management, as well as ensuring sustainable levels of indebtedness.

We expect that operating cash flow will continue to be the primary source of funds for our capital expenditures and working capital requirements in 2007 and that the cash received from divestitures will support our acquisitions other than the potential transaction on Endesa.

We believe that our cash flow and available liquid funds and credit lines will be sufficient to meet our anticipated cash needs.

The following transactions have impacted or are likely to impact our liquidity and capital resources in 2007:

•	the acquisition through Enineftgaz (a consortium in which Enel has a 40% interest and Eni 60% interest) from Yukos of a set of gas assets, including OAO Arcticgaz, ZAO Urengoil, OAO Neftegaztechnologia and a 20% stake in OAO Gazprom Neft for a total cost to us of €852 million in April 2007, and

•	the distribution, made on June 21, 2007, of an ordinary dividend equal to €0.29 per share, amounting in the aggregate to approximately €1,795 million; and an interim dividend on 2006 results that we expect to pay in November 2007.

In connection with the potential tender offer we intend to launch with Acciona for the joint control of Endesa, our board of directors approved the following transactions:

•	a €35 billion syndicated term loan facility divided into three tranches with different maturities, subsequently reduced to €30 billion, which contains various covenants and undertakings on our part, including a limit on our consolidated net borrowings as of June 30 and December 31 of any given year equal to 6 times our consolidated EBITDA for the 12-month period ending on that date, and a limit on the financial indebtedness of our subsidiaries equal to 20% of the gross total assets of our Group,

•	the renewal of the medium term notes program with an increase in the principle amount from €10 billion to €25 billion, and

•	bond issuances (in euros or other currencies) in an aggregate amount of €5 billion, to be placed with institutional investors by December 31, 2007.

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

Indemnities.  A number of the agreements governing our divestiture of former subsidiaries and operations include indemnification clauses and other guarantees, with the maximum amount of potential liability under these contracts generally capped at a percentage of the purchase price. These indemnities primarily relate to potential liabilities, generally for a limited period of time, arising from contingent liabilities in existence at the time of the sale, as well as covering potential breaches of the representations and warranties provided in the contracts and, in certain instances, environmental or tax matters. As of December 31, 2006, our maximum potential obligations with respect to these indemnities were approximately €2.2 billion, unchanged from December 31, 2005. However, we have not been informed of a claim under any of these indemnities and believe that the possibility that any such claim would be made and prove successful is remote.

Financial guarantees.  Our off-balance sheet financial guarantees require us to make contingent payments upon the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability or the equity of the guaranteed party. These guarantees relate to arrangements that are direct obligations, giving the party receiving the guarantee a direct claim against us. At December 31, 2006, we had granted guarantees related to certain consolidated foreign subsidiaries connected to bond emissions totaling €246 million and guarantees totaling €14 million (€14 million at December 31, 2005) in favor of Elcogas S.A., an unconsolidated company in which we have an equity interest.

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

Nuclear liability.  We remain liable for damages caused by a nuclear accident related to certain nuclear assets we owned, occurred before the transfer of these assets in November 2000. Furthermore, in April 2006, we acquired a 66% stake in Slovenské elektrárne, the major generating company in Slovakia, which owns nuclear power plants. Please see “Item 4. Information on the Company — Regulatory Matters — Environmental Matters — Discontinued Nuclear Operations” and “Item 4. Information on the Company — Regulatory Matters — Environmental Matters — Nuclear Liability” for a discussion of this potential liability and its maximum amount.

Contractual Obligations and Commitments

Contractual Obligations

The following table sets forth, as of December 31, 2006, the contractual obligations of the Group with definitive payment terms which will require significant cash outlays in the future:

	Payments Due by Period
		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years
		(In millions of euro)

Long-term debt (including current maturities)	12,517	323	2,150	2,393	7,651
Interest payments	4,933	559	1,038	857	2,479
Derivatives settlement payments	96	18	40	10	28
Capital (Finance) Lease Obligations(1)	—	—	—	—	—
Operating leases	1,586	223	451	440	472
Purchase obligations	37,616	6,899	6,127	5,496	19,094
Other long-term obligations	0	0	0	0	0
Total	56,748	8,022	9,806	9,196	29,724

(1)	We do not have capital (finance) lease obligations.

Long-term debt (including current maturities).  The amounts reported above under “Long-term debt (including current maturities)” relate to our repayment obligations under outstanding long-term debt including the portion of our long-term debt with maturities lower than twelve months. For a more detailed discussion of our long-term debt, please see “— Liquidity and Capital Resources — Capital Resources.” We expect that our expenditures related to these commitments will approximate an aggregate of €4,866 million for the period from January 1, 2007 through December 31, 2011.

Interest payments.  The amounts reported above under “Interest payments” relate to the contractual interest payments related to our fixed and floating rate long term debt. We expect that our expenditures related to these commitments will be approximately €2,454 million for the period from January 1, 2007 through December 31, 2011.

Derivatives settlement payments.  The amounts reported above under “Derivatives settlement payments” relate to the expected payments on the cash flow hedge contracts which we entered to cover the interest rate risk on our outstanding long term debt. We expect that our expenditures related to these commitments will approximate an aggregate of €68 million for the period from January 1, 2007 through December 31, 2011.

Operating leases.  The amounts reported above under “Operating leases” include the minimal rental and payment commitments due under such leases. We expect that our expenditures related to these commitments will approximate an aggregate of €1,114 million for the period from January 1, 2007 through December 31, 2011.

Purchase obligations.  The amounts reported above under “Purchase obligations” primarily include amounts related to the following purchase obligations:

•	Commitments to suppliers of fuel. We have entered into various fuel supply contracts, primarily for the purchase of fuel oil and natural gas, in respect of which we will be required to pay a total €33,024 million. Our aggregate expenditures related to these commitments are expected to total €13,930 million for the period from January 1, 2007 through December 31, 2011. Please see “Item 4. Information on the Company — Business — The Enel Group — Domestic Generation and Energy Management — Fuel” for information about our purchases of fuel.

•	Commitments to suppliers of electricity. We also have unconditional purchase obligations for electric power in respect of which we will be required to pay a total of €4,592 million, totally expected for the period from January 1, 2007 through December 31, 2011.

Commitments

Although the actual amount of our capital expenditures in future periods will depend on various factors that cannot presently be foreseen, we expect to make capital expenditures and financial investments of approximately €20.3 billion in the period from 2007 to 2011.

Our planned capital expenditures in the period from 2007 to 2011 include:

•	Approximately €6,316 million relating to our Italian generation businesses, of which approximately €1,650 million relates to generation from renewable resources,

•	Approximately €5,781 million relating to our international business, of which €4,651 million is expected to be allocated to generation operations and €1,124 million to distribution and sales operations,

•	Approximately €6,923 million relating to our electricity and natural gas distribution businesses, primarily investments in tangible and intangible assets, including approximately €2,652 million in developing new customer connections in our electricity business, and

•	Approximately €452 million in developing our natural gas distribution networks.

Please see “Item 4. Information on the Company — Capital Investment Program” for a discussion of our capital investment program.

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

The board of directors appoints the compensation committee and the internal control committee. Both committees were originally established in January 2000, and subsequently renewed in June 2002 and July 2005. Until May 2005, they were composed of three non-executive members. From July 2005 to December 2006, the internal control committee was composed of four non-executive independent directors: Piero Gnudi, who acted as coordinator, Augusto Fantozzi, Alessandro Luciano and Francesco Valsecchi. However, pursuant to the corporate governance rules set forth by the voluntary code of corporate governance issued by Borsa Italiana, as amended in March 2006, Piero Gnudi is no longer considered a non-executive independent director effective as of December 2006. Therefore, since January 2007, the Company’s internal control committee has been composed of three non-executive independent directors: Augusto Fantozzi, who acts as coordinator, Alessandro Luciano and Francesco Valsecchi.

The compensation committee was appointed on July 27, 2005 and is composed of four non-executive independent directors: Francesco Taranto, who acts as coordinator, Giulio Ballio, Fernando Napolitano and Gianfranco Tosi. The compensation committee submits to the board of directors proposals for resolutions concerning the compensation of the chief executive officer and the other directors holding specific offices, as well as resolutions concerning the determination of the compensation criteria for senior executives, on the basis of the recommendations of the chief executive officer. The internal control committee has the authority to evaluate the activity and periodic reports of both internal and external auditors, and is primarily concerned with verifying the adequacy of Enel’s internal controls system and of its external audit process and in turn reporting to the full board of directors. Together with senior management, the internal control committee also assesses the appropriateness and the uniformity of the accounting standards adopted by the Group, especially with regard to the preparation of the consolidated financial statements. This committee, which Enel established in accordance with the corporate governance code issued by Borsa Italiana, does not fulfill the role of the “audit committee” for purposes of U.S. securities laws and NYSE listing standards. Please see “Item 10. Additional Information — Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the NYSE Listed Company Manual — Audit Committee and Internal Audit Function.”

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

Fulvio Conti.  Fulvio Conti held numerous positions in Mobil Oil Co. in Italy and abroad from 1970 to 1991, and in a number of Italian companies during the 1990s. He joined Montedison in 1991, where he served from 1993 to 1996 as head of the Montedison-Compart group’s Finance department. He served from 1996 to 1998 as general manager and chief financial officer of Ferrovie dello Stato S.p.A. (the Italian national railway company). He held the position of chief financial officer and general manager of Telecom Italia S.p.A., where he also held a number of positions in Telecom Italia group companies in 1998 and 1999. He is a director of Barclays PLC and of the Accademia Nazionale di Santa Cecilia. Mr. Conti joined Enel in 1999, where, from July 1999 to June 2005, he was Enel’s chief financial officer. He has been Enel’s chief executive officer and general manager (direttore generale) since May 2005.

Giulio Ballio.  Giulio Ballio has been a professor at the Milan Polytechnic Institute since 1975, where he has held the chair of steel constructions at the school of engineering since 1983. He has been the president of the Institute since 2002. Mr. Ballio is the author of many publications and has conducted extensive scientific research. In 1970, he founded an engineering services company (B.C.V. Progetti), where he was involved in numerous projects as designer, site engineer, and consultant, both in Italy and abroad. From 1970 to 2000, he was a member of the National Research Council’s committee on regulations for steel constructions, and a member of the board of steel experts from 1975 to 1985, where he served as chairman in 1981 and 1982. He was also a member of the chairman’s council of the Italian Calibration Service from 1997 to 2002. Since April 2007, he has been a member of the board of directors of RCS Quotidiani S.p.A. (a company of the RCS Media Group). He has been a member of Enel’s board of directors since May 2005.

Augusto Fantozzi.  Augusto Fantozzi is a lawyer and the founding partner of a law firm with offices in Rome, Milan, Bologna, and Lugano, as well as a professor of tax law at “La Sapienza” and the LUISS “Guido Carli.” He served as Minister of Finance from January 1995 to May 1996 in Prime Minister Lamberto Dini’s Cabinet, where for several months he also held the offices of Minister of the Budget and Economic Planning and Minister for the Coordination of E.U. Policies. Mr. Fantozzi was subsequently the Minister of Foreign Trade in Prime Minister Romano Prodi’s Cabinet from May 1996 to October 1998. As member of the Chamber of Deputies in the thirteenth legislature, from May 1996 to May 2001, he was chairman of the Budget, Treasury, and Economic Planning Committee beginning in September 1999. He has been vice-president of the Finance Council, president of the Ascotributi, and a member of the Consulta of Vatican City. He is a former chairman of the Technical Committee of the International Fiscal Association. He has also been on the board of directors of numerous companies, including companies of the Benetton Group, Lloyd Adriatico S.p.A., Citinvest S.p.A., and currently serves as vice chairman of the board of directors of Banca Antonveneta S.p.A. He has been a member of Enel’s board of directors since May 2005.

Alessandro Luciano.  Alessandro Luciano began his career in 1974, practicing currency law and representing leading Italian and foreign banks. Starting in 1984, he extended his legal practice to the telecommunications industry where he became a consultant of STET S.p.A., Techint S.p.A., Snam Progetti S.p.A., DSC Communications Corporation, Aquater S.p.A. and Comerint S.p.A. From October 1998 to March 2005, he was a commissioner of the Italian Communications Authority, where he was a member of the board and the Infrastructure and Networks Committee. In June 2005, he was appointed chairman of Centostazioni S.p.A., a company of the Ferrovie dello Stato group. Since May 2007, he has been member of the board of directors of Data Service S.p.A. He has been a member of Enel’s board of directors since May 2005.

Fernando Napolitano.  Fernando Napolitano began his career working in the marketing department at Laben S.p.A. (an aerospace production company in the Finmeccanica Group), and subsequently worked at Procter & Gamble Italia S.p.A. In 1990, he joined the Italian office of Booz Allen Hamilton, a consulting company in the management and technology sector, where he was appointed partner and vice-president in 1998. He is currently chief executive officer of Booz Allen Hamilton Italia and is actively involved in international projects. Mr. Napolitano was a member of the committee for surface digital television at the Ministry of Communications from November 2001 to April 2006 and was director of the European Center for Aerospace Research from July 2002 to September 2006. He has been a member of the Company’s board of directors since May 2002.

Francesco Taranto.  Francesco Taranto began his career with a brokerage firm in Milan, and subsequently worked at Banco di Napoli S.p.A. from 1965 to 1982. He then held numerous managerial positions in companies operating in the mutual fund sector, including head of security management at Eurogest S.p.A. from 1982 to 1984, and general manager of Interbancaria Gestioni S.p.A. from 1984 to 1987. Having moved to the Prime group, where he worked from 1987 to 2000, he was the chief executive officer of the group’s holding company for a long time. He is currently a member of the board of directors of Banca Carige S.p.A., Cassa di Risparmio di Firenze S.p.A., Unicredit Xelion Banca S.p.A., Pioneer Global Asset Management S.p.A. (a company of the Unicredito group), Kedrios S.p.A., a company providing services to financial companies, and Alto Partners SGR S.p.A. He has also been a member of both the steering committee of Assogestioni and the corporate governance committee for listed companies sponsored by Borsa Italiana. He has been a member of Enel’s board of directors since October 2000.

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

Senior Management

The table below sets forth our executive officers who are not also directors, their positions, the year they were appointed to such positions and their ages as of May 31, 2007:

					Year Appointed
			Year Joined		to Current
Name	Age	Management Position	the Group		Position

Andrea Brentan	58	Business Development and M&A Unit of International Division	2002		2005
Alessandro Bufacchi	60	Information and Communication Technology	2000		2000
Antonio Cardani	57	Audit	2000		2000
Salvatore Cardillo	57	Legal Affairs	2000		2000
Massimo Cioffi	46	Human Resources	1999	(2)	2006
Gianluca Comin	44	Communication	2002		2002
Luigi Ferraris	45	Chief Financial Officer in charge of Accounting, Planning and Control	1999		2005
Sandro Fontecedro	62	Head of Domestic Generation and Energy Management Division	1970		2003
Livio Gallo	56	Head of Domestic Infrastructure and Networks Division	1999		2005
Claudio Machetti	48	Chief Financial Officer in charge of Finance	2000		2005
Gianfilippo Mancini	41	Energy Management Unit of Domestic Generation and Energy Management Division	1997		2005
Simone Mori	42	Regulatory Affairs and Corporate Strategy	1990		2007
Claudio Sartorelli	61	Corporate Affairs	1970		1996
Francesco Starace	51	Head of Domestic Sales Division	2000		2005
Carlo Tamburi	48	Procurement and Services	2003		2005

(2)	Mr. Cioffi joined Enel Group in 1999. In December 2003, he was appointed head of personnel and organization of Terna. He continued to serve in Terna following our deconsolidation of this company in 2005. In July 2006, Mr. Cioffi re-joined Enel Group, where he now serves as executive vice president of human resources.

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

From 2000 to 2002, he was the head of the Worldwide Steam Power Plant Business at Alstom, based in Paris. He joined Enel in November 2002 as head of International Operations and Business Development of our Domestic Generation and Energy Management Division. He is currently head of the Business Development and M&A Unit of our International Division.

Alessandro Bufacchi.  Alessandro Bufacchi held several positions in a number of Italian and foreign companies in the government, finance and industry segments, including Ing. Olivetti & C., where he served as vice-president of Marketing of the Enterprise Computer Division from 1992 to 1996, and Wang Global, where he served as head of the new business development department from 1998 to 1999 and, additionally, as head of the Enterprise Systems Division in 1999. He joined the Enel Group in 2000. He has been head of Enel’s e-Business Development Department since May 2000, head of Operations of Enel.it since April 2003 as well as of the Business & Telecommunications Development Department since April 2004. He is currently head of Enel’s Information and Communication Technology Department.

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

Salvatore Cardillo.  Salvatore Cardillo served as the general counsel of a number of major Italian companies, including Aeritalia-Finmeccanica from 1983 to 1991, Alitalia S.p.A. from 1991 to 1997, Edison, a subsidiary of Compart Group Montedison from 1997 to 1999 and De Agostini S.p.A., a major Italian publishing company, from 1999 to 2000. He joined Enel in 2000 as general counsel, the position he currently holds.

Massimo Cioffi.  Massimo Cioffi served as manager of organization and human resources development of the Olivetti Group from 1995 to 1997. From 1997 to 1999, he served as manager of human resources and organization of the concrete division of the Italcementi Group. In 1999, he joined Enel, where he initially served as manager of planning, organization and human resources development. In December 2003, he was appointed head of personnel and organization of Terna, and he continued in this position following our deconsolidation of Terna in 2005. In July 2006, he re-joined the Enel Group, where he now serves as executive vice president of human resources. He currently holds the position of chairman of Sfera and is a member of the board of directors of seven companies of the Enel Group.

Gianluca Comin.  Gianluca Comin served as head of the public relations department and communications department at Montedison S.p.A. from 1999 to 2001. He also served as head of the press relations department at Telecom Italia S.p.A. from September 2001 to June 2002. He worked as a journalist at “Il Gazzettino,” an Italian newspaper, from 1987 to 1999. He is also a member of the board of directors of Syremont S.p.A., a company in the Montedison Group. In June 2007 he was appointed president of Ferpi, association of Italian public relations professionals. In July 2002, he joined Enel as head of the communication department, the position he currently holds.

Luigi Ferraris.  Luigi Ferraris has held several positions in accounting and control with a number of Italian and foreign companies including Elsag Bailey Process Automation, a company of the Finmeccanica Group, and a leader in process control, where he served as Area Controller for Europe until 1999. In 1999 he joined Enel as chief financial officer of Eurogen, Elettrogen, and Interpower (our former Gencos). In 2001, he was appointed chief financial officer of the Sales, Infrastructure and Networks Division. Since June 2005, he has held the position of executive vice president of the accounting, planning and control department and serves as Enel’s chief financial officer with respect to such functions. He is currently a member of the board of directors of Enel’s main subsidiaries and chairman of the Enel shared services company (Enel Servizi S.r.l.).

Sandro Fontecedro.  Sandro Fontecedro joined Enel in 1970 in the engineering department. In 1979, he became head of maintenance services for thermal generation. He remained in this position until 1985, when he became manager of the Torrevaldaliga Nord thermal power plant. In 1991, he became manager of a group of power plants, where he remained until 1997, when he assumed responsibility for a regional unit comprising several plants.

He served as head of thermal and renewable generation from 2000 to 2003, when he was appointed head of the Domestic Generation and Energy Management Division.

Livio Gallo.  Livio Gallo has held several positions in a number of companies in Europe. Before 1999, he served as area vice president for the West Europe and Africa area of Elsag Bailey Process Automation, a company of the Finmeccanica Group. He joined Enel in 1999, and he served as executive vice president of the sales area of Enel’s Gencos until 2001. From 2002 to 2004, he held the position of executive vice president of the Regulated Sales Area of Enel Distribuzione, and from 2004 to 2005 he served as executive vice president of the Business Area Electric Network of Enel Distribuzione. He currently holds the positions of head of the Domestic Infrastructure and Networks Division and of chief executive officer of Enel Distribuzione.

Claudio Machetti.  Claudio Machetti served as manager in the central finance department of Banca di Roma in 1990. In 1992, he served as manager in the capital markets unit at Ferrovie dello Stato, the national railway company, and, from 1997 to 2000, he held the position of head of finance and chief executive officer of Fercredit. He served also as a member of the board of directors in several finance and insurance companies. He joined Enel in 2000 and held the position of head of the Finance department. Since June 2005, he has held the position of executive vice president for the Finance Department and serves as Enel’s chief financial officer with respect to such function. He currently also holds the positions of chairman of Enelfactor and Enel.re, and director of Enel Finance International, Enel Investment Holding, Enel Ireland Finance, Enel Green Power International, Enel Produzione, Enel Distribuzione, Enel Capital, Enel Trade, Enel New Hydro and Enel Energy Europe. He also serves as chairman of Fondenel and Fopen.

Gianfilippo Mancini.  Gianfilippo Mancini served as audit manager and then as head of the Asset Management Department of the Olivetti Group from 1992 to 1997. In 1997, he joined Enel, where he initially served as chief financial officer of Enelpower and then as head of the Group Planning and Control Department. From 2003 to 2005, he was head of the Fuel Business Department. He is currently responsible for the energy management activities of the Domestic Generation and Energy Management Division.

Simone Mori.  Simone Mori joined Enel in 1990. Since then he has held a number of positions in the R&D engineering and human resources departments. From 2004 to May 2007, he was head of regulatory affairs. He currently holds the position of executive vice president of regulatory affairs and corporate strategy. He is a member of the board of directors of Enel Viesgo Servicios SL, Enel Viesgo Generacion SL and Electra de Viesgo Distribucion SL. He is also vice president of the energy group of Assolombarda, a member of the board of Assoelettrica and a member of the energy commission of Confindustria.

Claudio Sartorelli.  Claudio Sartorelli joined Enel in 1970. Since then he has held a number of positions. He was general counsel from 1996 to 2000. He has been head of Enel’s Corporate Affairs Department since 1996, and he currently serves as secretary of Enel’s board of directors.

Francesco Starace.  Francesco Starace held a number of management positions in Italy, the US, Saudi Arabia, Egypt, and the UAE in the contracting and engineering department of General Electric Company from 1982 to 1987, and subsequently of ABB Alstom Powers Corporation from 1987 to 2000. When he left ABB Alstom Powers Corporation, he was responsible for the global sales and turn key plants for the gas turbine division. He joined Enel in 2000 as head of Energy Management of Enel Produzione and has been the head of the Domestic Sales Division since November 2005.

Carlo Tamburi.  Carlo Tamburi held a number of positions over 20 years in Citibank N.A., I.R.I. (Istituto per la Ricostruzione Industriale), and the Italian Ministry of Economy and Finance. He has also been the chairman of Tirrenia di Navigazione S.p.A., as well as a member of the board of directors of several Italian companies such as Finmeccanica and Alitalia. He joined Enel in 2003 and is currently the head of the Procurement and Services Department. He is also chief executive officer of Dalmazia Trieste, the real estate company of the Enel Group.

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

Enel’s former board of statutory auditors was appointed in May 2004. The term of its members expired in May 2007. At that time, new members (whose term will expire in 2010) were appointed by the shareholders. The names of the former and current members, their positions and the year during which each was initially appointed are set forth in the following table.

		Year Initially
Name	Position	Appointed

Former members of the board of statutory auditors
Eugenio Pinto	Chairman	2005
Carlo Conte	Auditor	2004
Franco Fontana	Auditor	2001
Giancarlo Giordano	Alternate Auditor	2004
Paolo Sbordoni	Alternate Auditor	2004
Current members of the board of statutory auditors
Franco Fontana	Chairman	2001
Carlo Conte	Auditor	2004
Gennaro Mariconda	Auditor	2007
Giancarlo Giordano	Alternate Auditor	2004
Paolo Sbordoni	Alternate Auditor	2004

In addition, under Italian securities regulations, the Company’s accounts must be audited by external auditors appointed by the shareholders. The appointment is communicated to the CONSOB. As of the fiscal year 2006, the Company’s external auditors for both consolidated and non-consolidated accounts are KPMG S.p.A. At the annual meeting held on May 25, 2007, Enel’s shareholders extended KPMG S.p.A.’s mandate as Enel’s external auditors for an additional three-year term (according to the provisions of Italian securities law currently in force) expiring on the date of the annual shareholders’ meeting approving the financial statements as of December 31, 2010. Under Italian securities laws, as recently amended, listed companies may not appoint the same auditors for more than one nine-year term, and the appointment may not be renewed within the first three years after the end of the previous engagement. Please see “Item 10. Additional Information — By-Laws — External Auditors.”

The external auditors issue an opinion that the Company’s financial statements are presented fairly in all material respects. Their opinion is made available to the Company’s shareholders prior to the annual shareholders meeting.

Executive Compensation

Applicable Italian regulations (Article 78 of CONSOB Regulation No. 11971, issued on May 14, 1999, as amended (“Regulation No. 11971”)) require Enel to disclose in the Company’s financial statements the following information regarding the compensation for 2006 of each of the directors and statutory auditors who served in such year. The following amounts include compensation paid to such persons by Enel’s subsidiaries. The current members of Enel’s board of directors, as well as the chairman of the board of statutory auditors, were appointed on

May 26, 2005 at the annual meeting of Enel’s shareholders. Enel’s shareholders also set the directors’ individual base compensation in an amount equal to €85,000 per year; while the board of directors set the additional compensation of the chairman of the board of directors and the chief executive officer, after having received the opinion of the board of statutory auditors in accordance with the Company’s by-laws.

				Bonuses and
		Base		Other	Non-Monetary		Other
Name	Positions(s) Held	Compensation		Incentives	Benefits		Compensation
		(In euros)

Current directors
Piero Gnudi	Chairman	735,764.00		(2)	11,779.68	(1)
Fulvio Conti	Chief Executive Officer, General Manager, Director	600,000.00		(3)			701,678.52	(4)
Giulio Ballio	Director	117,000.00
Augusto Fantozzi	Director	116,427.00
Alessandro Luciano	Director	117,000.00
Fernando Napolitano	Director	117,250.00
Francesco Taranto	Director	122,500.00					18,273.97
Gianfranco Tosi	Director	117,500.00
Francesco Valsecchi	Director	117,000.00
Total compensation of Directors		2,160,441.00			11,779.68		719,952.49
Former statutory auditors
Eugenio Pinto	Chairman	85,000.000
Carlo Conte	Statutory Auditor	70,500.00	(5)
Franco Fontana	Statutory Auditor	70,500.00
Total compensation of Statutory Auditors		226,000.00
Executives with strategic positions(6)							7,428,332.98
Total compensation paid		2,386,441.00			11,779.68		8,148,285.47

For all positions held at Group companies other than Enel, the compensation of Piero Gnudi and Fulvio Conti has either been renounced by them or paid to Enel and included in their base compensation.

(1)	Insurance policies.

(2)	The variable part of the base compensation relating to fiscal year 2006 for a maximum amount of €210,000 will be resolved upon by the board of directors and paid in the second half of 2007.

(3)	The variable part of the base compensation relating to fiscal year 2006 for a maximum amount of €600,000 will be resolved upon by the board of directors and paid in the second half of 2007.

(4)	Base compensation for services rendered as general manager in 2006. The variable part of the base compensation relating to fiscal year 2006 will be resolved upon by the board of directors and paid in the second half of 2007.

(5)	Compensation paid to the MEF (in the amount of €55,000.00) pursuant to the directive of Council of Ministers — Public Office Department (Dipartimento della Funzione Pubblica) of March 1, 2000.

(6)	During the 2006 fiscal year, there were fifteen executives with strategic positions, namely the heads of each department of the Parent Company Enel S.p.A. and of the division of the Enel Group, the head of Business

Development in the International Division and the head of Business Energy Management in the Domestic Generation and Energy Management Division.

There are no service contracts entered into by Enel’s directors with Enel or any of its subsidiaries providing for benefits upon termination of employment, except that when the employment contract of Mr. Conti as general manager of Enel is terminated as a consequence of the expiry of the term of his office as chief executive officer or upon earlier termination of such office, Mr. Conti will be entitled to receive an indemnity in an amount equal to four years of the base salary he receives as general manager, plus 50% of four years of the variable salary he receives as general manager. The indemnity thus calculated would be equal to €4.2 million. By accepting this indemnity, Mr. Conti would be expressly renouncing the indemnity in lieu of notice and other actions he would be entitled to under the applicable collective bargaining agreement in the case of an early termination of his position. The provision of this indemnity is in line with the terms we provide in the contracts of our other senior managers in the event of the early termination of their employment.

We do not disclose to the Company’s shareholders or otherwise make available public information as to the individual compensation of the Company’s executive officers who are not directors.

The aggregate compensation Enel and its subsidiaries paid to all of Enel’s directors, senior managers and statutory auditors identified in this annual report, excluding pension, retirement or similar benefits, for the year ended December 31, 2006, was approximately €10.5 million. The aggregate amount paid or accrued for pension, retirement or similar benefits for the same directors, statutory auditors and executive officers for the year ended December 31, 2006, was approximately €2.5 million.

In addition, Mr. Conti, in his capacity as chief financial officer, was granted:

•	In April 2001, 621,280 options to purchase the same number of Enel’s ordinary shares, under the 2001 stock option plan. Of these options, 56% vested and, consequently, 347,916 options were exercisable starting in 2004. These options expired on December 31, 2005. The exercise price for these options was €7.272. During the period between June 1, 2005, and June 16, 2005, Mr. Conti exercised all of the vested options and sold 332,916 of the resulting shares on the market,

•	In March 2002, a further 902,500 options to purchase the same number of Enel’s ordinary shares, under the 2002 stock option plan. All of these options vested and, consequently, 30% of the options were exercisable starting in 2003, an additional 30% starting in 2004 and the remaining 40% starting in 2005. These options expire on December 31, 2007. The exercise price for these options is €6.426. During the period between May 24, 2004, and June 11, 2004, Mr. Conti exercised 250,000 of these options and sold the resulting shares on the market. Subsequently, during the period between November 12, 2004, and December 2, 2004, Mr. Conti exercised a further 175,000 of these options, and between February 3, 2005, and February 23, 2005, a further 141,500 of these options and sold all of the resulting shares on the market. As of May 25, 2007, Mr. Conti has not exercised any of the remaining 336,000 options,

•	In April 2003, a further 992,800 options to purchase the same number of Enel’s ordinary shares, under the 2003 stock option plan. All of these options vested and, consequently, 30% of the options are exercisable starting from 2004, an additional 30% starting from 2005 and the remaining 40% starting from 2006. These options expire on December 31, 2008. The exercise price for these options is €5.240. During the period between May 24, 2004, and June 11, 2004, Mr. Conti exercised 297,840 of these options and sold the resulting shares on the market. Subsequently, during the period between February 3, 2005, and February 23, 2005, Mr. Conti exercised a further 200,000 of these options and sold the resulting shares on the market. As of May 25, 2007, Mr.Conti has not exercised any of the remaining 494,960 options,

•	In March 2004, a further 600,000 options to purchase the same number of Enel’s ordinary shares, under the 2004 stock option plan. All of these options vested and, consequently, 15% of the options may be exercised starting from 2005, another 15% starting from 2006, an additional 30% starting from 2007 and the remaining 40% starting from 2008. These options expire on December 31, 2009. The exercise price for these options is €6.242. As of May 25, 2007, Mr. Conti has not exercised any of these options, and

•	In March 2005, a further 600,000 options to purchase the same number of Enel’s ordinary shares, under the 2005 stock option plan. Given that the conditions precedent provided for in the 2005 stock option plan were not satisfied, none of these options vested and all automatically lapsed.

In August 2006, Mr. Conti, in his capacity as general manager, was granted a further 1,500,000 options to purchase the same number of Enel’s ordinary shares under the 2006 stock option plan. Subject to the satisfation of the conditions precedent provided for in the 2006 stock option plan, 25% of the options may be exercised starting in 2008, another 35% starting in 2009 and the remaining 40% starting in 2010. These options expire on December 31, 2012. The exercise price for these options is €6.842.

On March 27, 2007, the board of directors approved a proposal for a new stock option plan that provides for the assignment to the chief executive officer, in his capacity as general manager, of 1,500,000 options to subscribe to the same number of Enel’s newly issued ordinary shares. On May 25, 2007 the annual shareholders’ meeting approved this proposal and authorized the board of directors to implement this stock option plan. Please see “Item 10. Additional Information — Stock Option Plans” for a complete description of the Company’s stock option plans.

Share Ownership

The following table sets forth the number of Enel’s ordinary shares held by each of the Company’s directors and statutory auditors as of May 25, 2007:

	Number of
	Ordinary Shares
	Held as of
Name of Director or Statutory Auditor	May 25, 2007

Piero Gnudi	70,524	(1)
Fulvio Conti	41,399	(2)
Francesco Taranto	10,000
Giulio Ballio	1,700	(3)
Gennaro Mariconda	12,600	(4)
Giancarlo Giordano	524
All other directors and statutory auditors	0
Total	136,747

(1)	46,000 of which are held by a company controlled by Mr. Gnudi and 24,262 by Mr. Gnudi’s wife.

(2)	762 of which are held by Mr. Conti’s wife.

(3)	All of these shares are held by Mr. Ballio’s wife.

(4)	6,300 of which are held by Mr. Mariconda’s wife.

Employees

As of December 31, 2006, we had 58,548 employees, of whom 691 held managerial positions. The following table shows the breakdown of employees in each of our principal segments at December 31, 2006.

	2005		2006
	Number of		Number of
	Employees	Division	Employees	Division

Domestic Generation and Energy Management	9,769	18.9%	9,522	16%
Domestic Infrastructure and Networks	25,769	49.58%	24,701	42%
Domestic Sales	5,994	11.6%	5,176	9%
Services and Other Activities	4,562	8.8%	4,539	8%
Holding Company	569	1.1%	652	1%
Total Italy	46,663	90%	44,590	76%
International Division	5,115	10%	13,958	24%
Total Enel Group	51,778		58,548

In recent years, in Italy, we have pursued a policy of workforce rationalization, primarily through attrition, which has resulted in a steady reduction in employment levels: the number of our employees has declined by 50.1%, from 88,957 at December 31, 1997, to 44,590 employees at December 31, 2006.

Based on the current retirement system available to our employees, the Company’s management estimates that the following number of employees will retire during each of the periods shown:

Estimated Number of
Potential Retirees

2007	1,700
2008	2,000
2009	1,000
2010	1,500
2011	1,000

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

The table below shows our employment levels for each of the years indicated.

	As of December 31,
	2001	2002	2003	2004	2005	2006

Employees (other than managers)	71,802	70,313	63,985	61,193	51,216	57,856
Managers	859	891	785	705	562	691

Total	72,661	71,204	64,770	61,898	51,778	58,548

Most of our non-management employees in the electricity sector in Italy are members of labor unions. The principal labor unions are the National Federation of Energy Workers, to which approximately 31.5% of our employees belong, the Italian Electrical Companies Federation, to which approximately 31.3% of our employees belong, and the Italian Union of Chemical, Electrical and Manufacturing Workers, to which approximately 9.4% of our employees belong. Other employees are members of smaller labor unions, none of which represents more than 2% of our employees. Typically, we negotiate with representatives of the three unions covering the largest number of our employees, and enter into a single collective bargaining agreement every four years. Representatives of the smaller unions typically sign the same agreement at a later date. Under the collective bargaining agreement, wages and other compensation arrangements are negotiated every two years.

In July 2006, we renewed the collective bargaining agreement for employees in the electricity industry with the unions, the GRTN (now Gestore dei Servizi Elettrici or GSE) and So.g.i.n, that had expired at the end of June 2005. This collective bargaining agreement for electric employees also applies to independent power producers and to municipally-owned electric utilities. It expires in June 2007 as to the economic terms and in June 2009 as to the other terms.

In March 2007, we also renewed the collective bargaining agreement for the gas and water sectors, which had expired in 2005 as to both the economic and other terms. The renewed collective bargaining agreement concerns approximately 1,800 of our employees and expires on December 31, 2007 as to the economic terms and on December 31, 2009 as to the other terms.

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

For our senior and middle management, a significant portion of the compensation is based on performance, largely through a “management by objective” system with certain correction mechanisms to ensure that compensation does not significantly depart from market levels. This compensation method applied to approximately 93% of our management in 2006. For top managers, the variable component of compensation accounts for approximately 33% of total compensation.

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

Major Shareholders

Prior to Enel’s initial public offering in November 1999, the MEF had been Enel’s sole shareholder since Enel’s incorporation in July 1992. Before that date, Enel was a public statutory body owned by the Italian government. Enel’s initial public offering consisted of a total of 3,848,802,000 ordinary shares (then 31.74% of the Company’s share capital and corresponding to 1,924,401,000 ordinary shares after the one-for-two reverse stock split effective July 9, 2001) in the form of ordinary shares and ADSs (each representing ten ordinary shares at the time of the offering, and five ordinary shares after the one-for-two reverse stock split). At the time, the offering of the Company’s shares was the second largest in history, and it generated gross proceeds of approximately €16,550 million.

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

On October 25, 2004, the MEF announced that it had sold 1,150,000,000 of Enel’s ordinary shares (then 18.86% of the Company’s share capital), in a public offering in Italy and a private placement to institutional investors not registered under the Securities Act, for a total consideration of approximately €7,636 million.

On July 4, 2005, the MEF announced that it had sold another 575,000,000 of Enel’s ordinary shares (then 9.35% of the Company’s share capital), in a public offering in Italy and a private placement to institutional investors not registered under the Securities Act, for a total consideration of approximately €4,101 million.

As of May 25, 2007, the MEF owned 1,305,396,832 of Enel’s ordinary shares, or 21.12% of the outstanding ordinary shares, and Cassa Depositi e Prestiti owned 627,528,282 of Enel’s ordinary shares, or 10.15% of the outstanding ordinary shares. As of that date, no other entity or individual held 2% or more of the Company’s outstanding ordinary shares.

The MEF or Cassa Depositi e Prestiti may sell part of Enel’s shares at any time. There are no minimum ownership or similar requirements under Italian law that would limit sales of Enel’s shares by the MEF or Cassa Depositi e Prestiti.

We do not believe that the MEF exercises powers of direction and control over us and our operations, as it has consistently limited its influence over our operations to participating in the nomination and election of our directors. Indeed, in its letter to us of March 5, 2004, the MEF indicated that the power to appoint the majority of our directors does not grant to it the powers to define direction and coordination over our business operations. Under the 1994 privatization law, as amended by article 4, paragraph 227, of Law 350 of December 24, 2003 (the 2004 Budget Law), the MEF has special powers, regardless of the level of its shareholding in Enel, related to:

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

As of May 25, 2007, 6,182,149,499 ordinary shares were outstanding. As of the same date, there were 20,278,864 ADSs (equivalent to 101,394,320 ordinary shares) held by 29 registered holders (including The Depository Trust Company).

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

Under the current regulatory framework, we enter into certain transactions with the GRTN (now the Gestore dei Servizi Elettrici or GSE), the Single Buyer and the Market Operator (each of which is wholly owned, directly or indirectly, by the MEF, the Company’s controlling shareholder) and with Terna (which is indirectly controlled by the MEF through its subsidiary Cassa Depositi e Prestiti). Certain of the prices and fees paid to the Market Operator are determined by the Energy Authority. Transactions entered into with the Market Operator on the Italian power exchange and with the Single Buyer are conducted at market prices.

Our Domestic Sales Division purchased electricity from the Single Buyer and settled contracts for differences related to the CIP6 energy with the GSE. Our Domestic Generation and Energy Management Division purchased and sold electricity from and to the Market Operator on the Italian power exchange and sold electricity to the Single Buyer.

Revenues generated from sales to the Market Operator and the Single Buyer during the year represented approximately 16% and 5% of our total operating revenues, respectively. Revenues generated from transactions with the GRTN in 2006 represented approximately 1% of our total operating revenues for the year. Expenses generated from transactions with the Single Buyer represented approximately 38% of our total operating expenses in 2006, while expenses generated from transactions with the Market Operator represented approximately 5% of our total operating expenses.

Since the deconsolidation of Terna as of September 15, 2005, we no longer earn revenues from a fee per kWh of electricity transported that distributors and suppliers paid to Terna through the GRTN. For more details on the deconsolidation of Terna, please see “Item 4. Information on the Company — Business — The Enel Group — Discontinued Operations”. Instead, we pay fees to Terna for the transport of electricity; these fees are determined by the Energy Authority. Both our Domestic Infrastructure and Networks Division and our Domestic Generation and Energy Management Division paid fees to Terna for the use of the national electricity transmission grid. Revenues generated from transactions with Terna in 2006 represented approximately 5% of our total operating revenues for the year. Expenses generated from transactions with Terna in 2006 represented approximately 6% of our total operating expenses.

We purchase fuel for our generation plants and our gas distribution and sales activities from Eni, an Italian oil and gas company controlled by the MEF. Total purchases from Eni represented approximately 5% of our total operating expenses in 2006.

With reference to transactions with associated companies, we incurred expenses primarily with respect to research activities (Cesi). All transactions with associated parties are conducted on an arm’s-length basis.

You should read note 19 to our consolidated financial statements for additional information on these transactions.

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

Other Financial Information

Legal Proceedings

We are defendants in a number of legal proceedings incidental to the generation and distribution of electricity. While we do not expect these proceedings, either individually or in the aggregate, to have a material adverse effect on our financial position or results of operations, because of the nature of these proceedings, we are not able to predict their ultimate outcomes, some of which may be unfavorable to us. Please see “Item 3. Key Information — Risk Factors.”

Our pending legal proceedings include various civil and environmental claims and disputes relating to the construction and operation of several power stations and distribution lines, tax assessments, and other matters that arise in the normal course of our business. We have established a reserve for litigation and other contingent liabilities where we consider it probable that a claim will be resolved unfavorably and where we can reasonably estimate the potential loss involved. This reserve, which also includes provisions for other contingencies and uncertainties related to our operations, is included in other non-current liabilities in the consolidated balance sheets in our consolidated financial statements, and amounted to €3,729 million at December 31, 2006, of which €348 million related to legal proceedings.

We have briefly summarized below the most significant of these proceedings.

Electromagnetic field proceedings

We are currently defendants in numerous pending proceedings relating to the electromagnetic fields created by our distribution lines and in some pending proceedings relating to electromagnetic energy emanating from substations. In most of the proceedings, the plaintiffs seek the relocation or removal of lines or substations that are near to inhabited or occupied residential or office buildings. In a limited number of proceedings, the plaintiffs also seek damages based on our alleged non-compliance with regulations setting maximum exposure levels or minimum distance requirements for lines and substations or on the alleged health effects of exposure to electromagnetic fields.

In the cases described above, the distribution lines in question are in compliance with all applicable laws. Moreover, we believe that certain of such proceedings have become moot as a result of a law enacted in March 2001, which replaced previous legislation on electromagnetic fields and introduced measures for the restructuring of the electricity distribution networks. In any event, if the outcome of the above civil cases is unfavorable to us, our potential liability would be limited mainly to damages, to the extent plaintiffs have satisfied their burden of proof by demonstrating a causal connection between electromagnetic fields and the alleged damage. Please see “Item 4. Information on the Company — Regulatory Matters — Environmental Matters — Electromagnetic Fields” for a more detailed discussion of electromagnetic fields.

Blackout litigation

Italy, with the exception of Sardinia, suffered a complete blackout of electrical service on September 28, 2003. It took approximately 21 hours before electricity again became available to all customers. A joint report on the blackout by the Energy Authority and the French Commission de Régulation de l’Energie, dated April 22, 2004, includes among the causes of the blackout inappropriate defense measures taken by the Swiss transmission grids, the non-compliance by certain Swiss electricity companies with the rules provided by the Union for the Co-ordination of Transmission of Electricity (UCTE) and inappropriate measures taken to cure certain malfunctions. Other inquiries by Swiss, French and Italian authorities are still underway.

As of May 2007, approximately 1,900,000, mainly household, customers have requested reimbursement of approximately €25 each, in accordance with pre-existing Energy Authority rules, despite the fact that in October 2003, the Energy Authority had issued a release in which it declared that customers are not entitled to such reimbursement in connection with the blackout. We believe that we were not responsible for the blackout and, accordingly, have not honored any of these requests. In addition, as of May 2007, approximately 100,000 of our customers have brought legal actions against Enel Distribuzione and Enel in the Italian courts seeking aggregate damages of approximately €100 million. So far, the courts have issued more than 40,000 decisions, most of which have been unfavorable to us.

Although the claims of each of the individual plaintiffs are for relatively minor amounts, an increase in the decisions holding us responsible for such damages could result in an increase in the number of such claims and the magnitude of damages sought. Italian law does not provide for the award of punitive damages in such cases, and plaintiffs will be limited to compensatory damages.

Enel Distribuzione and Enel have appealed all unfavorable decisions before the competent courts, which in most cases have overturned such decisions on the grounds that the plaintiffs had not proven any damages. In some cases, the courts have also determined that the defendants had no responsibility for the blackout. Enel Distribuzione has appealed the relatively few unfavorable appellate decisions that have been issued to date before the Italian Supreme Court.

On June 9, 2004, the Energy Authority published a preliminary report that, while not making any definitive finding regarding responsibility, raised the possibility that the blackout may have been partially attributable to the conduct of a number of Italian generation, distribution and transmission companies, including members of the Enel Group. On September 9, 2004, the Energy Authority initiated a formal proceeding to determine whether any of the companies identified in the report (including Enel Produzione, Enel Distribuzione and Deval) were actually responsible. In June 2005, the Energy Authority notified Enel Produzione of the results of the preliminary investigations that could have led to a relevant fine. In light of such results and in order to gain certainty and limit possible negative effects, on August 8, 2005, Enel Produzione decided to pay, without admitting any responsibility with respect to the blackout, a fine of €52,000 to settle the potential claim against it, as permitted by Italian law. As a result, the Energy Authority, with a resolution as of December 12, 2005, decided not to fine Enel Produzione, although it reserved the possibility of imposing orders on it to prevent similar events. Under a resolution dated December 5, 2006, the Energy Authority decided not to fine Deval. On May 28, 2007 Enel Distribuzione settled the proceeding against it by means of a cash settlement of €52,000, without admitting any responsibility with respect to the blackout. A formal dismissal of the case by the Energy Authority is expected by July 2007.

We believe that the blackout, given its intensity and nature, should be considered an unforeseen and unforeseeable event. As a result, we do not believe we should be held liable for this event. Furthermore, we believe that the occurrence of the blackout is outside the scope of the indemnity obligations provided for under our electricity supply contracts and the Energy Authority’s regulations.

Brownout litigation

The Italian electricity supply experienced certain disruptions on June 26, 2003. These disruptions, which we effected upon request of the GRTN (now Gestore dei Servizi Elettrici or GSE), were defense procedures carried out when the electricity available could not satisfy demand, and were intended to prevent the entire electricity system from collapsing. The disruptions lasted for approximately 90 minutes each and concerned an aggregate of approximately 7 million customers. The Energy Authority’s initial inquiry into these disruptions was completed in November 2003. In its December 2003 report, the Energy Authority primarily attributed the low amount of electricity available, which resulted in the adoption of these defense procedures, to certain structural causes, including insufficient domestic generation capacity, the resulting dependence of the Italian electricity system on imported electricity, and the reduction of the available interconnection capacity available attributable to a heat wave, as well as to certain specific conditions (including an 800 MW reduction of imports of electricity from France under an import agreement between Enel and EDF). The Energy Authority censured GRTN (now the Gestore dei Servizi Elettrici or GSE) and generation companies, including us, arguing that the disruptions were due, among other things, to the unavailability of certain plants that we were required to maintain in operations. We have contested the conclusions reached by the Energy Authority. In April 2004, the Energy Authority initiated a formal inquiry to determine the responsibilities of the parties involved in these events. In light of the results of the preliminary investigations and in order to gain certainty and limit the possible negative effects on us, in September 2004, we decided to pay a fine of €52,000 to settle the potential claims against us, as permitted by Italian law. In January 2005, the Energy Authority ended these proceedings, and directed the GRTN (now the Gestore dei Servizi Elettrici or GSE) not to pay us approximately €75 million in sums due to us for the provision of reserve capacity in the first half of 2003. We have challenged the Energy Authority’s direction before the Administrative Tribunal of Lombardy, which on July 21, 2005, issued a decision favorable to Enel. The Energy Authority has appealed this decision before the Council of State. A hearing on this case has not yet been scheduled.

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

Enel challenged the INPS circular before the Administrative Tribunal of Lazio and, subsequently, the Council of State, which both declined to exercise jurisdiction. Therefore, in December 2005, Enel brought an action before the Tribunal of Rome to determine whether the Enel Group companies are required to make such contributions. This proceeding is currently pending.

In March 2006, the Italian Council of State, upon INPS’ request, expressed the opinion that INPS may not impose retroactive obligations. Although this opinion supports our position, it is not binding on the Tribunal of Rome and we can offer no assurance that this court will rule that the INPS circular does not apply to us, whether for the period after its issuance or retroactively. We estimate that the amounts we would be required to pay if the circular applied to us would total approximately €80 million per year going forward, of which €30 million are for social security contributions relating to involuntary unemployment, and a total of approximately €500 million in retroactive payments. However, on August 1, 2006, the Ministry of Labor concluded a formal inquiry determining that Enel and its subsidiaries are in fact exempted from social security contributions relating to involuntary unemployment.

Despite the favorable decisions of the Council of State and the Ministry of Labor, in 2006 and 2007 we received from INPS several requests of payment for the social security contributions in dispute for previous years. Some of these invoices were subsequently withdrawn by INPS, others were suspended by Italian courts upon our requests. Despite these favorable outcomes, we can offer no assurance that we will ultimately prevail in our dispute with INPS regarding these social security contributions.

Alleged abuse of market power proceedings

Since 1997, several suppliers of equipment to our distribution division have brought civil actions against us claiming that we abused our market power in the Italian electricity distribution sector by imposing contractual terms and conditions on them. The plaintiffs have sought increases in the compensation paid to them under supply contracts with us. We are contesting the suppliers’ claims. The first three decisions rendered in these cases upheld our contention that civil courts lack jurisdiction to hear these cases. In 1995, the Antitrust Authority, prompted by similar claims filed by the same suppliers, had issued an opinion in which it held that our conduct did not constitute an abuse of market power. Following the withdrawal of the petitions filed by several suppliers, the aggregate value of the claims currently pending against us is €163 million. In January 2004, an expert appointed by the Court of Bari, where one of the proceedings was pending, confirmed the opinion issued by the Antitrust Authority and, as a result, on August 9, 2005, the Court of Bari rejected the plaintiffs’ claim. In August 2006, the plaintiff appealed this decision before the Italian Supreme Court.

Alleged abuse of dominant position by Enel and Enel Produzione

On April 6, 2005, as a result of Energy Authority investigations in June 2004 and January 2005 into sharp increases in the price of electricity on the Italian power exchange, the Antitrust Authority opened proceedings for alleged abuse of dominant position against Enel and Enel Produzione. In particular, the Antitrust Authority alleges that Enel used its market power to fix prices, in order to either advantage or disadvantage competitors, by taking advantage of differences in prices among different zones of the market. In December 2006, Enel and Enel Produzione entered into a settlement agreement with the Energy Authority. Pursuant to this settlement agreement, Enel and Enel Produzione undertook to sell 1,000 MW of energy on the market through VPP contracts in 2007. Enel and Enel Produzione undertook also to sell 700MW of energy on the market through VPP contracts in 2008, subject to certain conditions precedent to be verified by the Energy Authority in December 2007. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Italian Power Exchange” for more information on VPP contracts.

Alleged abuse of dominant position by Enel Viesgo Generación and Enel Distribución

On November 8, 2004, the Spanish Antitrust Authority initiated proceedings against our subsidiary Enel Viesgo Generación for abuse of dominant position with respect to alleged violations of the antitrust law in 2002 and 2003. In November 2005, the Spanish Antitrust Authority, following a preliminary investigation, submitted the proceedings to the Spanish Antitrust Court (the Tribunal de Defensa de la Competencia), which in December 2006 imposed a fine of €2.5 million on Enel Viesgo Generación. Enel Viesgo Generación appealed this decision.

Enel Viesgo Generación is currently subject to another proceeding for abuse of dominant position initiated on Febraury 20, 2007 involving alleged violation of the antitrust law in 2003. This proceeding is currently pending.

On May 3, 2007, the Spanish Antitrust Authority initiated a proceeding against all principal electricity distribution companies operating in Spain, including Enel Viesgo Distribución, for abuse of dominant position in access to market data information. Enel Viesgo Distribución believes it is not responsible for any abuse of dominant position in access to market data information and intends to oppose this proceeding.

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

As a result of these criminal proceedings, in December 2004, the Court of Accounts issued a decree freezing the assets and the credits of the former chief executive officer, a former senior executive and a former manager of Enelpower and the former chairman of Enel Produzione and summoned them to appear in court to ascertain their alleged responsibility with regards to economic loss for the government. On February 18, 2005, this decree was confirmed by a court order. On November 9, 2005, Enel, Enel Produzione and Enelpower intervened before the Court of Accounts to support the Court of Accounts’ decree. On November 18, 2005, the former chief executive officer of Enelpower brought an action before the Italian Supreme Court, challenging the jurisdiction of the Court of Accounts to decide on the matter. Although the Supreme Court has not yet decided the matter, on February 22, 2006, the Court of Accounts ordered the former chief executive officer, the former senior executive, a former manager of Enelpower and the former chairman of Enel Produzione, to pay approximately €14 million on a pro rata basis for the economic loss caused to the government. This proceeding is currently pending before the Appelate Body of the Court of Accounts.

Air pollution criminal proceedings

In a decision published on September 22, 2006, the criminal court of Adria convicted former directors and employees of Enel for air pollution in connection with the emissions from our plant of Porto Tolle. The court found that the defendants and Enel were liable, jointly and severally, for damages in favor of individuals amounting to €367,000 and for damages in favor of certain public entities (the regions of Veneto and Emilia-Romagna, the Province of Rovigo and various municipalities) in an amount to be determined in a separate civil case. In addition, the court issued a provisional award of approximately €2.5 million.

Enel and the defendants have appealed this decision by the criminal court of Adria before the Court of Appeal of Venice. The outcome of this proceeding is uncertain. Moreover, we cannot exclude further civil cases for damages brought up by other parties that may expose us to further liability that cannot be quantified at this stage.

Certain Energy Authority proceedings

In November 2006, the Energy Authority started an inquiry against Enel Distribuzione for alleged violations in the period 2003-2005 of the obligation to carry out yearly meter readings for customer with contracted power equal to 30 kW or less. The final decision is expected by July 2007. If the Energy Authority resolves that Enel Distribuzione has violated such obligation, it could impose a fine on Enel Distribuzione ranging from approximately €25,800 to €154,937,070.

In December 2006, the Energy Authority started an inquiry against Enel Distribuzione for alleged violations through March 2006 of the duty to disclose to clients a free-of-charge means of payment of energy bills. On March 21, 2007, the Energy Authority imposed a €11.7 million fine on Enel Distribuzione. Enel Distribuzione appealed this decision before the Administrative Tribunal of Lombardy. These proceedings remain pending. Moreover, in the event the Administrative Tribunal of Lombardy confirms this decision by the Energy Autority we cannot exclude an increase in the civil suits brought by our clients to recover damages originating from such alleged violations.

The Energy Authority initiated an inquiry against Enel Trade for violations of the minimum gas storage requirements during the 2004-2005 and 2005-2006 winter seasons, which resulted in the imposition of an aggregate fine of €24 million, equal to €12 million for each winter season. Enel Trade paid a cash settlement of €52,000 with respect to the 2004-2005 winter season, and decided to appeal the decision before the Administrative Court of Lombardy with respect to the 2005-2006 winter season. On June 25, 2007, the Administrative Court of Lombardy issued a decree canceling the €12 million fine for the 2005-2006 winter season.

Dividend Policy

Enel’s shareholders are entitled to receive interim or annual dividends that the Company’s board of directors recommends and, in the case of annual dividends, that the Company’s shareholders approve.

The following table shows the amount in euros of the Company’s dividends per share payable in respect of each of the fiscal years indicated, based on the 6,063,075,189 ordinary shares outstanding in 2002 and 2003, the 6,103,521,864 ordinary shares outstanding in 2004, the 6,157,071,646 outstanding in 2005 and the 6,176,196,279 outstanding in 2006.

	2002	2003	2004	2005	2006

Dividends per ordinary share (in euros)(1)	€0.36	€0.36	€0.69	€0.63	€0.49
Dividends per ordinary share (in U.S. dollars)(2)	$0.38	$0.45	$0.87	$0.78	$0.66

(1)	The amount of the aggregate dividend for each of 2002, 2003, 2004, 2005 and 2006 was equal to approximately 109%, 87%, 162%, 100% and 100% of our consolidated net income for the relevant year, respectively (with the amounts used for 2004, 2005 and 2006 being under IFRS-EU).

(2)	We have translated the historical dividend per share amounts into U.S. dollars using the noon buying rate for euro in effect on the respective payment dates. The noon buying rate for euro may differ from the rate that may be used by the Depositary for the ADSs in order to convert euro into U.S. dollars for purposes of making payments to holders of ADSs.

At the annual meeting held on May 25, 2007, Enel’s shareholders resolved to pay an aggregate dividend of approximately €3.0 billion, or €0.49 per ordinary share, in respect of the fiscal year that ended December 31, 2006, including the interim dividend paid on November 23, 2006 of approximately €1,235 million, or €0.20 per ordinary share. As a result, the balance of the dividend (equal to €0.29 per share) was paid on June 21, 2007, to holders of record as of the close of business on June 18, 2007. The amount of this aggregate dividend would be equal to approximately 100% of our consolidated net income for the year.

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

Italian law allows Enel to pay dividends only out of the Company’s statutory retained earnings, plus the distributable reserves and statutory net income for the current year, net of the amount to be allocated to the legal reserve. Please see “Item 10. Additional Information — By-Laws — Dividend Rights.” Enel’s board will recommend the payment of any future dividends in light of conditions then existing, including:

•	our financial performance,

•	cash and capital requirements,

•	any restrictions in financing agreements, and

•	prevailing business conditions.

Enel pays dividends on ordinary shares represented by ADSs to the Depositary. The Depositary converts the dividends into U.S. dollars at the prevailing rate of exchange, net of conversion expenses of the Depositary and any applicable Italian withholding tax. The amount of dividends received by holders of ADSs in U.S. dollars may be affected by fluctuations in exchange rates. Please see “Item 3. Key Information — Exchange Rates” and “Item 3. Key Information — Risk Factors — Risks Relating to Enel’s Ordinary Shares and ADSs — The value, expressed in dollars, of the ordinary shares and ADSs and of any dividends we pay in respect of our ordinary shares and ADSs will be affected by the euro/dollar exchange rate” for a more detailed discussion of the risks of euro/dollar exchange rate fluctuations for holders of ADSs.

Significant Changes

On April 11, 2006, we filed with Spain’s securities regulator, the Comisión Nacional del Mercado de Valores or “CNMV”, a prospectus and related documentation relating to a joint tender offer we intend to launch with the Spanish Company Acciona, for 100% of the shares of Endesa, at a price of €40.16 per share, payable in cash.

In connection with the potential joint tender offer, we have entered into an agreement with Acciona for the joint control of Endesa and for the integration of Acciona’s and Endesa’s renewable energy assets under a new company (Acciona Energia) in which Acciona would hold at least 51% of the share capital and Endesa the remaining part of the share capital. In order to finance the joint tender offer described above, our board of directors approved the following transactions:

•	a €35 billion syndicated term loan facility divided into three tranches with different maturities, subsequently reduced to €30 billion, which contains various covenants and undertakings on our part, including a limit on our consolidated net borrowing as of June 30 and December 31 of any given year equal to 6 times our consolidated EBITDA for the 12-month period ending on that date, and a limit on the financial indebtedness of our subsidiaries equal to 20% of the gross total assets of our Group,

•	renewal of the medium term notes programme with an increase from €10 billion to €25 billion, and

•	one or more bond issuances for an aggregate amount of €5 billion, in euros or other currencies, to be placed with institutional investors by December 31, 2007.

On April 2, 2007, we entered, together with Acciona, into an agreement with E.On settling all legal disputes in connection with Endesa. Under this agreement, E.On agreed not to purchase any of the Endesa’s shares tendered in response to its offer if less than 50% of Endesa’s were tendered. Under the same agreement, we, together with Acciona, agreed to transfer to E.On certain assets owned by us and by Endesa, subject to our successful acquisition of Endesa.

Please see “Item 4. Information on the Company — History and Development of the Company — Proposed Acquisition of Endesa” for more information.

In April 2007, Enineftegaz, a consortium in which Enel has a 40% interest and Eni (the largest Italian oil and gas company) a 60% interest, successfully acquired a group of natural gas related assets formerly owned by Yukos, including OAO Arcticgaz, ZAO Urengoil, OAO Neftegaztechnologia and a 20% stake in OAO Gazprom Neft, for total consideration of approximately $5.83 billion (equal to approximately €4.3 billion), $852 million of which is payable by Enel (equal to approximately €631 million).

In February 2007, we increased our stake in EGE Fortuna S.A. to 49%, with the acquisition from Globeleq, through our Dutch subsidiary Enel Investment Holding, of 100% of Globeleq Holdings Fortuna S.A., a Panama hydro-generation company with total installed capacity of 300 MW, for a consideration of $161.3 million (approximately €124.5 million). Please see “Item 4. Information on the Company — Business — The Enel Group — International Operations.”

In June 2007, we won an auction to acquire for approximately €1.1 billion (equal to approximately U.S. $1.5 billion) a 25.03% stake in JCS Fifth Generation Company of the Wholesale Electricity Market or OGK-5, one of six thermal wholesale generation companies in Russia with four thermal power plants, located in various regions of the country, with an aggregate installed capacity of approximately 8,700 MW. Later that same month, we increased our stake in OGK-5 by 4.96%, bringing our total stake in that company to 29.99%.

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

The following table sets forth, for the periods indicated, the reported high and low sales prices of the ADSs on the New York Stock Exchange.

	ADSs
	High	Low
	(In dollars)

2002	30.31	22.60
2003	35.85	26.58
2004	49.44	34.35
2005
First Quarter	49.95	46.23
Second Quarter	48.76	42.24
Third Quarter	45.58	41.57
Fourth Quarter	42.81	38.42
2006
First Quarter	42.98	40.35
Second Quarter	45.66	40.79
Third Quarter	45.74	42.02
Fourth Quarter	52.03	44.85
December 2006-May 2007
December 2006	52.03	50.87
January 2007	53.35	49.65
February 2007	55.10	51.00
March 2007	53.93	51.39
April 2007	57.66	54.58
May 2007	57.30	55.76

The following table sets forth, for the periods indicated, the reported high and low “official” sales prices for the ordinary shares on Telematico.

	Ordinary Shares
	High	Low
	(In euros)

2002	8.051	5.650
2003	6.765	4.490
2004	7.2456	5.464
2005
First Quarter	7.485	6.889
Second Quarter	7.53	6.977
Third Quarter	7.30	6.845
Fourth Quarter	7.147	6.499
2006
First Quarter	7.189	6.675
Second Quarter	7.120	6.540
Third Quarter	7.211	6.640
Fourth Quarter	7.889	7.147
December 2006-May 2007
December 2006	7.888	7.602
January 2007	8.122	7.658
February 2007	8.387	7.907
March 2007	8.147	7.802
April 2007	8.436	8.104
May 2007	8.54	8.304

Enel’s ordinary shares are among the constituents of the S&P/MIB Index, the primary Italian stock market index.

As of May 25, 2007, 6,182,149,499 ordinary shares were outstanding. On May 31, 2007, the closing price of Enel’s ordinary shares on Telematico was €8.45 and the closing price of the ADSs on the New York Stock Exchange was $56.94.

In September 2004, Enel’s stock was added to the DJSI (Dow Jones Sustainability Index) World, a global index tracking the financial performance of selected “sustainability-driven” companies worldwide.

ITEM 10.	ADDITIONAL INFORMATION

Stock Option Plans

Enel’s board of directors have approved stock option incentive plans that have been made available to an aggregate of approximately 800 Group executives, as identified from time to time by the board of directors at the time of the grant.

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

The stock option plan for the year 2006, approved by Enel’s shareholders’ meeting on May 26, 2006, provides for the granting of 31,790,000 options (for a corresponding number of newly issued Enel’s ordinary shares), to be made available to approximately 470 Group executives, including the chief executive officer in his capacity as general manager (who is entitled to 1,500,000 options). Under this plan, options become exercisable if the EBITDA of the Group for the relevant fiscal years specified in the stock option plan exceeds the estimated EBITDA as indicated in the budget approved by Enel’s board of directors for the same fiscal years, and the price of Enel’s shares on Telematico outperforms a specified reference index over the same period. If either of these conditions is not met, all of the options expire. In particular, the plan provides that 25% of the options granted will become exercisable on the condition that in the two-year period of 2006-2007 the two objectives mentioned above are jointly attained. The exercise of the remaining 75% of the options granted is subject to the attainment of both of the same objectives during the three-year period of 2006-2008. In the event that only one or neither of the objectives is attained during the two-year period of 2006-2007, however, the plan provides for the possibility of recovering the first 25% of the options granted if the same objectives are both attained in the longer time period of 2006-2008. In the event that the objectives are attained, vesting of the options occurs in three annual cumulative tranches of, respectively, 25% in 2008, 35% in 2009 and the remaining 40% in 2010. The final deadline for the exercise of all of the options is December 31, 2012. In August 2006, Enel’s board of directors implemented the stock option plan discussed above and granted the 31,790,000 options to the beneficiaries (including the 1,500,000 options mentioned above to the Chief Executive Officer). The board of directors also fixed other details of the stock option plan, such as the strike price (of €6.842), on the basis of applicable criteria established by the shareholders at their meeting on May 26, 2006.

At the annual meeting held on May 25, 2007, Enel’s shareholders vested the board of directors with the power necessary to implement a new stock option plan, as approved at the same shareholders’ meeting, in the amount of 27,920,000 options (for a corresponding number of newly issued ordinary shares of Enel’s stock), to be made available to approximately 407 Group executives, including the chief executive officer in his capacity as general manager (who would be entitled to 1,500,000 options). Under this plan, options become exercisable if the EBITDA of the Group for the relevant fiscal years specified in the stock option plan exceeds the estimated EBITDA as indicated in the budget approved by Enel’s board of directors for the same fiscal years, and the price of Enel’s shares on Telematico outperforms a specified reference index over the same period. If either of these conditions is not met, all of the options expire. In particular, the plan provides that 25% of the options granted will become exercisable on the condition that in the two-year period of 2007-2008 the two objectives mentioned above are jointly attained. The exercise of the remaining 75% of the options granted is subject to the achievement of both of the same objectives during the three-year period of 2007-2009. In the event that only one or neither of the objectives is attained during the two-year period of 2007-2008, however, the plan provides for the possibility of recovering the first 25% of the options granted if the same objectives are both attained in the longer time period of 2007-2009. In the event that the objectives are attained, vesting of the options occurs in three annual cumulative tranches of, respectively, 25% in

2009, 35% in 2010 and the remaining 40% in 2011. The final deadline for the exercise of all of the options is December 31, 2013. The strike price (of €7.859) was determined according to the referral price of Enel ordinary shares on the Telematico as of January 2, 2007. The board of directors will implement the stock option plan for 2007 granting the options to the beneficiaries, including the chief executive officer in his capacity as general manager, in the second half of 2007.

From 2003 through 2006, Enel’s board of directors determined that the conditions precedent for all of the options granted under the 2002, 2003, and 2004 plans were satisfied during the reference period, and, therefore, such options could be exercised according to the terms of the relevant stock option plan, while the conditions precedent for the 2005 plan were not satisfied during the referenced period, and such options therefore lapsed automatically.

The following table lists each of our stock option plans by date, number of grantees, total options granted, options exercised as of May 25, 2007, strike price and scheduled expiration date:

	No. of		Total Options
Year of Grant	Grantees		Granted		Options Exercised	Strike Price €		Expiration

2002	383	(1)	41,748,500		36,265,100	6.426	(2)	December 31, 2007
2003	549	(3)	47,624,005		42,519,374	5.240		December 31, 2008
2004	640	(3)	38,527,550		23,988,503	6.242		December 31, 2009
2005	448	(3)	28,757,000	(4)	—	7.273		December 31, 2010
2006	471	(5)	31,790,000	(6)	—	6.842		December 31, 2012

(1)	Including Enel’s former chief executive officers, Mr. Tató and Mr. Scaroni, each in his capacity as general manager (direttore generale), as well as Enel’s current chief executive officer, Mr. Conti, in his capacity as chief financial officer.

(2)	The strike price for the options granted to Enel’s former chief executive officer, Mr. Scaroni, was determined with regard to the reference price of Enel’s shares on Telematico on the date of his appointment as general manager (direttore generale), and was therefore set at €6.480.

(3)	Including Enel’s former chief executive officer, Mr. Scaroni, in his capacity as general manager (direttore generale) as well as Enel’s current chief executive officer, Mr. Conti, in his capacity as chief financial officer.

(4)	The conditions for the exercise of options under the 2005 plan were not satisfied; therefore, none of the options granted thereunder became exercisable.

(5)	Including Enel’s current chief executive officer, Mr. Conti, in his capacity as general manager (direttore generale).

(6)	The satisfaction of the conditions precedent for the exercise of options under the 2006 plan has not been verified yet by the board of directors, since the conditions concern two-year and three-year period objectives.

In connection with the stock option plans approved by Enel’s board of directors, Enel’s shareholders have resolved to authorize the board of directors to increase Enel’s share capital by a certain maximum amount. As a result:

(i) under the May 2001 authorization, on April 10, 2003, Enel’s board of directors resolved to increase the Company’s share capital by an amount not to exceed €41,748,500 through the issuance (in one or more tranches) of a maximum of 41,748,500 new ordinary shares to satisfy the exercise of options granted under the 2002 plan and to be subscribed for by December 31, 2007; as of May 25, 2007, 36,265,100 ordinary shares had been issued in connection with the exercise of an equivalent number of options under the 2002 plan,

(ii) under the May 2003 authorization, on April 7, 2004, Enel’s board of directors resolved to increase the Company’s share capital by an amount not to exceed €47,624,005 through the issuance (in one or more tranches) of a maximum of 47,624,005 new ordinary shares to satisfy the exercise of options granted under the 2003 plan and to be subscribed for by December 31, 2008; as of May 25, 2007, 42,519,374 ordinary shares had been issued in connection with the exercise of an equivalent number of options under the 2003 plan,

(iii) under the May 2004 authorization, on March 30, 2005, Enel’s board of directors resolved to increase the Company’s share capital by an amount not to exceed €38,527,550 through the issuance (in one or more tranches) of a maximum of 38,527,550 new ordinary shares to satisfy the exercise of options granted under the 2004 plan and to be subscribed for by December 31, 2009; as of May 25, 2007, 23,988,503 ordinary shares had been issued in connection with the exercise of an equivalent number of options under the 2004 plan,

(iv) at the annual meeting held on May 26, 2005, Enel’s shareholders authorized the board of directors, for a period of five years, to increase Enel’s share capital by a maximum total amount of €28,757,000 in order to permit the issuance (in one or more tranches) of a maximum of 28,757,000 new ordinary shares under the terms of the 2005 stock option plan. Given that one of the two conditions precedent for the exercise of the options was not satisfied, the options granted under the 2005 plan are not exercisable and such authorization to increase Enel’s share capital lapsed automatically,

(v) at the annual meeting held on May 26, 2006, Enel’s shareholders authorized the board of directors, for a period of five years, to increase Enel’s share capital by a maximum total amount of €31,790,000 in order to permit the issuance (in one or more tranches) of a maximum of 31,790,000 new ordinary shares under the terms of the 2006 stock option plan, as approved at the same annual meeting. The satisfaction of the conditions precedent for the exercise of these options has not been verified yet by the board of directors and, currently, no option granted under the 2006 plan has become exercisable, nor has any capital increase been resolved by Enel’s board of directors under the May 2006 authorization, and

(vi) at the annual meeting held on May 25, 2007, Enel’s shareholders authorized the board of directors, for a period of five years, to increase Enel’s share capital by a maximum total amount of €27,920,000 in order to permit the issuance (in one or more tranches) of a maximum of 27,920,000 new ordinary shares under the terms of the 2007 stock option plan, as approved at the same annual meeting. This authorization, together with those granted in previous years and not yet utilized or expired, would entail a maximum potential dilution of Enel’s share capital amounting to 3.24%.

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

Italian companies whose shares are listed on a regulated market of the European Union are principally governed by two sets of rules: the Italian civil code, as amended (applicable to all Italian companies), and the Unified Financial Act of February 24, 1998, as amended (Testo Unico dell’Intermediazione Finanziaria, or TUF) and the related implementing regulations applicable to listed companies. In January 2003, the Italian government approved a wide-ranging reform of the corporate law provisions of the Italian civil code, which took effect on January 1, 2004. In February 2004, the Italian government amended the TUF to coordinate it with the new corporate law provisions of the Italian civil code. The amendments to the Italian civil code and to the TUF constitute the so-called 2004 corporate law reform. On May 21, 2004 Enel’s shareholders approved a number of amendments to Enel’s by-laws dictated or made possible by the 2004 corporate law reform. In December 2005, the Italian parliament adopted the Law No. 262 of December 28, 2005 (the “Investor Protection Act,”), which sets forth rules on corporate governance for listed companies and is aimed at preventing financial scandals. The Investor Protection Act was recently amended and modified by Legislative Decree No. 303 of December 29, 2006 (the “Pinza Decree.”). Pursuant to the Investor Protection Act and the Pinza Decree, CONSOB issued a series of implementing regulations on May 2007. Resolutions to amend the corporate by-laws so as to comply with the Investor Protection Act, the Pinza Decree and CONSOB implementing regulations were approved by Enel’s shareholders at the meetings held on May 26, 2006 and on May 25, 2007. Further amendments to Enel’s by-laws to comply with the new statutory requirements were adopted on April 11, 2007 and on June 26, 2007 by the board of directors, which exercised the power vested in it by the corporate by-laws to resolve on the harmonization of such by-laws with the provisions of the law. The following summary takes into account the 2004 corporate law reform, the Investor Protection Act and the consequent amendments to Enel’s by-laws.

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

As of May 25, 2007, all of the Company’s 6,182,149,499 issued and outstanding ordinary shares are fully paid, non-assessable and in registered form.

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

Authorization of Shares

At the annual meeting held on May 25, 2007, Enel’s shareholders authorized the board of directors, for a period of five years, to increase Enel’s share capital by a maximum total amount of €27,920,000 in order to authorize the issuance (in one or more installments) of a maximum of 27,920,000 new ordinary shares under the terms of the 2007 stock option plan. This authorization, together with those granted in previous years and not yet utilized or expired, would entail a maximum potential dilution of Enel’s share capital amounting to 3.24%.

One of the two conditions precedent for the exercise of the options granted under the 2005 stock option plan was not satisfied. As a result, none of the options granted under such plan became exercisable and the authorization to increase the share capital granted at the annual meeting held on May 26, 2005, by Enel’s shareholders to the board of directors, was not utilized and lapsed.

Under the authorization granted by Enel’s shareholders on May 21, 2004, the board of directors on March 30, 2005 resolved to increase the Company’s share capital by a maximum total amount of €38,527,550 in order to permit the issuance of a maximum of 38,527,550 new ordinary shares in connection with the 2004 stock option plan. Of these shares, as of May 25, 2007, 23,988,503 have already been issued as result of the exercises of options under the plan. See also “— Stock Option Plans.”

Form and Transfer of Shares

Pursuant to the TUF, Legislative Decree No. 213 of June 24, 1998 (“Decree No. 213”) and CONSOB Regulation No. 11768 of December 23, 1998 (“Regulation No. 11768”), as amended, since January 1, 1999, shareholders can no longer obtain the physical delivery of share certificates representing shares of Italian listed companies. Shares of Italian listed companies are no longer represented by paper certificates and the transfer and exchange of shares takes place exclusively through an electronic book-entry system. All shares must, accordingly, be deposited by their owners with an intermediary (each an “Intermediary”), identified by Regulation No. 11768 more specifically as:

•	an Italian or EU bank,

•	a non-EU bank authorized by the Bank of Italy to operate in the Italian market,

•	Società di Intermediazione Mobiliare, or SIM,

•	an EU investment company,

•	a non-EU investment company authorized by CONSOB to provide investment services in Italy,

•	an Italian asset management company,

•	a stock broker,

•	the company which has issued the shares,

•	the controlling shareholder of the company which has issued the shares,

•	the Bank of Italy,

•	an EU or non-EU entity operating a centralized clearing system,

•	a financial intermediary operating a clearing system governed by art. 69 (2) and 70 of the TUF,

•	a financial intermediary registered on the list kept by the Bank of Italy under art. 107 of Legislative Decree No. 385 of September 1, 1993,

•	Poste Italiane S.p.A. (the Italian Post Office company),

•	Cassa Depositi e Prestiti,

•	the MEF, and

•	the managers of foreign clearing, settlement and guarantee systems for financial instruments, provided that they are subject to supervision equivalent to that provided by Italian law.

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

Limitations on shareholdings

According to Italian privatization law (Law No. 474 of July 30, 1994), Enel’s by-laws provide that no shareholder other than the Italian government, public statutory bodies and their respective subsidiaries may own ordinary shares representing more than 3% of the Company’s share capital. This limit does not apply in the event that it is exceeded as a result of a mandatory tender offer or a voluntary tender offer, as provided under Italian law. Please refer to “— Tender Offer Rules” below for more details.

The limitation on shareholdings is calculated taking into account, among other things, shares owned by:

•	Controlling entities and directly or indirectly controlled entities of the holder, as well as entities controlled by the same controlling entity, and

•	Affiliated personal entities of the holder, including spouses and other closely related personal relatives.

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

Opposition to material acquisitions of shares

The MEF has the authority to oppose any acquisition, including through tender offers, by persons or entities subject to the limitation on shareholdings (as provided by Enel’s by-laws) of an interest in the Company equal to or in excess of 3% of the share capital (including ordinary shares held in the form of American Depositary Shares) with voting rights at ordinary shareholders’ meetings, in the event the Minister considers the transaction to be detrimental to vital national interests. The MEF must express any opposition to an acquisition by such a person or entity within ten days of receiving notice from the board of directors that a request to register such an interest in the shareholders’ register has been made. During this ten-day period, all non-economic rights, including the right to vote, pertaining to the shares that represent the significant holding are suspended. Should the MEF oppose a purchase for due cause in an order setting out the concrete detriment the transaction would cause to vital national interests, the purchaser may not exercise the right to vote nor any other non-economic right pertaining to the shares that represent the significant holding, and must dispose of such shares within one year. In case of failure to comply, upon request by the MEF, a court will order the sale of the subject shares. The purchaser has 60 days to challenge an order opposing its purchase before the Administrative Tribunal of Lazio.

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

Dividend Rights

The payment by Enel of any annual dividend is proposed by the board of directors and is subject to the approval of the shareholders at the annual shareholders’ meeting. Before dividends may be paid out of Enel’s net income in any year, an amount equal to 5% of such net income must be allocated to Enel’s legal reserve until such reserve is at least equal to one-fifth of the par value of Enel’s issued share capital. As of December 31, 2006, the amount of Enel’s legal reserve exceeded one-fifth of the par value of its issued share capital. If Enel’s capital is reduced as a result of accumulated losses, dividends may not be paid until the capital is reconstituted or reduced by the amount of such losses. The board of directors may authorize the distribution of interim dividends, subject to certain statutory limitations.

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

Proxy solicitation may be carried out by certain professional investment and financial intermediaries, as well as certain companies whose sole purpose is to carry out proxy solicitation, on behalf of a qualified soliciting shareholder (generally, one or more shareholders who own at least 0.5% of Enel’s shares).

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

Executive in charge of financial reports

The TUF requires Italian companies with shares listed on regulated markets of Italy or of EU member states to appoint an executive in charge of financial reports, upon consultation with the board of statutory auditors. Such executive is responsible mainly for (i) providing a written declaration attesting that account information disclosed to the market are consistent with the company’s books and records; (ii) establishing administrative and accounting procedures for the preparation of the annual financial statements and consolidated financial statements and other financial disclosures; (iii) attesting through a specific report that the company’s annual and semi-annual financial statements and consolidated financial statements are consistent with the company’s books and records and provide a truthful and correct representation of the company’s economic and financial conditions and that the above procedures are adequate and have been complied with. In June 2006, Luigi Ferraris was appointed executive in charge of financial reports.

Pursuant to the TUF, Enel’s bylaws provide that such executive is elected by the board of directors, upon consultation with the board of statutory auditors, from individuals with at least three years of professional experience or university teaching in the areas of accounting or finance.

Statutory Auditors

In addition to electing the board of directors, the company’s shareholders elect a board of statutory auditors (Collegio Sindacale) at ordinary shareholders’ meetings. The statutory auditors are elected for a term of three fiscal years, may be re-elected for successive terms and may be removed only for cause and with the approval of a competent court.

Pursuant to certain provisions of the TUF, the by-laws of listed companies shall specify the number of statutory auditors (not fewer than three) and alternate members (not fewer than two). At least one member of the board of statutory auditors must be elected by the minority shareholders. Moreover, the chairman of the board of statutory auditors shall be appointed at the shareholders’ meeting and chosen from among the auditors elected by the minority shareholders.

Statutory auditors are subject to certain limits, set forth by CONSOB, concerning the cumulation of management and control positions that they may have in other companies. Under Italian law, statutory auditors have an obligation to disclose, when appointed and before their acceptance, any position held on the board of directors or board of statutory auditors of other companies.

Enel’s by-laws currently provide that the board of statutory auditors shall consist of three statutory auditors and two alternate members (who are automatically substituted for a statutory auditor who resigns or is otherwise unable to serve). Enel’s by-laws also provide that statutory auditors may not hold the position of statutory auditor in five or more other listed companies. Pursuant to the Pinza decree, on June 26, 2007, the board of directors amended Enel’s by-laws to align with the new regulations recently enacted by Consob that set forth stricter limitations on the cumulation of management and control positions in other companies by the statutory auditors. These amendments will be effective at the beginning of July 2007. As to the election of statutory auditors, please see “— Minority Shareholders’ Rights.”

The TUF provides further that the board of statutory auditors will be required to verify that the company (i) complies with applicable law and its by-laws, (ii) respects the principles of correct administration, (iii) maintains adequate organizational structure, internal controls and administrative and accounting systems, (iv) adequately instructs its subsidiaries to transmit to it information relevant to its disclosure obligations, and (v) correctly implements the corporate governance rules set forth by codes of conduct drawn up by management companies of regulated markets or by trade associations with which the company publicly discloses to comply with.

In order to guarantee the adoption of suitable measures to ensure an effective performance of the duties typical of the board of statutory auditors, and pursuant to the corporate governance rules set forth by the voluntary code of corporate governance issued by Borsa Italiana (the “Corporate Governance Code”), the board of directors entrusted the board of statutory auditors with certain powers. These included the power to: (i) monitor the independence of the external auditors, verifying both their compliance with the provisions of laws and regulations governing the subject matter of those laws, and the nature and extent of services other than audit services that they, along with entities belonging to their network, provided to the Company; (ii) request that the internal auditing department make assessments on specific operating areas or transactions of the company; and (iii) exchange material information with the Internal Control Committee for the timely performance of their respective duties.

Each member of the board of statutory auditors must provide certain evidence that he or she is in good standing and meets certain professional standards.

Enel’s board of statutory auditors is required to meet at least once every 90 days. In addition, the statutory auditors of the Company must be present at meetings of the company’s board of directors and shareholders’ meetings and at meetings of the Company’s executive committee, if any. The statutory auditors may decide to call a meeting of the shareholders, the board of directors or the executive committee. In particular, the right to call the shareholders’ meeting may be exercised by at least two members of the board, whereas the right to call other meetings may be exercised individually by each statutory auditor. The statutory auditors may also (i) ask the directors for information on the management of the Company and its subsidiaries, or direct the same information requests to the subsidiaries’ management or control bodies, (ii) carry out inspections and verifications at the Company, (iii) exchange information with the Company’s external auditors, and (iv) challenge the resolutions of the board of directors that are adopted in violation of the law or of Enel’s by-laws. The board of directors must report to the statutory auditors at least quarterly on its activities and on the main transactions carried out by the Company and its subsidiaries.

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

The external auditors are appointed by a resolution taken at the annual shareholders’ meeting pursuant to a proposal of the board of statutory auditors. Before the enactment of the Investor Protection Act (which occurred on January 12, 2006) and the Pinza Decree, the external auditors were appointed for a three-year term (which could not be renewed more than twice). Under the new statutory provisions, the external auditors are appointed for a nine-year term with certain limitations: (i) the lead partner must be replaced after a six-year term, and (ii) a previous lead partner may not be appointed to this position again, even on behalf of a different auditing firm, until three years have passed from the termination of that person’s previous appointment. Thereafter, the same auditing firm may be reappointed only after a three-year period has elapsed. Moreover, pursuant to the recently enacted provisions of the TUF, those individuals who have participated in the audit of a company’s annual financial statements (including partners, directors and members of internal audit bodies and employees of the auditing firm or of the companies controlled by this auditing firms or of its parent company or affiliated companies), may not perform administration or control functions in the company that conferred the audit engagement or in companies controlled by such company or in its parent company or affiliated companies, nor may they enter into self-employment or employee relationships with such companies until at least three years have elapsed from the termination or revocation of the engagement or from the time at which they ceased to be partners, directors and members of internal control bodies and employees of the auditing firm or of the companies controlled by this auditing firm or of its parent company or affiliated companies. The appointment of the external auditors must be relayed to CONSOB. In the event the shareholders fail to appoint an audit firm, CONSOB may appoint the audit firm on its own authority and may fix the consideration to be paid by the company. The revocation of the external auditors is effective twenty days after the date of the resolution of the shareholders’ meeting, unless CONSOB forbids the execution of such resolution.

In May 2002, KPMG S.p.A., with registered offices at Via Vittor Pisani 25, Milan, was appointed as Enel’s external auditor for the financial years 2002, 2003 and 2004. At the annual meeting held on May 26, 2005, Enel’s shareholders reappointed KPMG S.p.A. as Enel’s external auditor for the financial years 2005, 2006 and 2007. At the annual meeting held on May 25, 2007, Enel’s shareholders extended the appointment of KPMG for the financial years 2008, 2009 and 2010, thus adjusting the overall term of appointment to the nine-year term permitted by the Pinza Decree.

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

Shareholders may attend the shareholders’ meeting by proxy. A proxy may be given only for a single shareholders’ meeting (including, however, the first, second and third calls of such meeting), except as part of a general power of attorney or a power of attorney granted by a corporation, association, foundation or any other legal entity to one of its employees. A proxy may be exercised only by the person expressly named in the applicable form. The person exercising the proxy cannot be a subsidiary, director, statutory auditor or employee of Enel or of any of its subsidiaries. Proxies may be solicited by an intermediary (banks or investment companies, asset management companies and companies having proxy solicitation as their sole purpose) on behalf of a qualified soliciting shareholder (a shareholder who owns at least 0.5% of Enel’s voting capital). Proxies may also be collected by a shareholders’ association from among its members, subject to certain conditions. Please see “— Voting Rights.” CONSOB has established provisions which govern the transparency and proper performance of the solicitation and collection of proxies.

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

For fiscal years through and including the year ended December 31, 2004, the Company prepared all of its financial statements in accordance with Italian GAAP. Since January 1, 2005, the Company has published annual audited consolidated financial statements and unaudited semi-annual and quarterly reports in compliance with IFRS as adopted by EU. The Company published its unconsolidated financial statements for the year 2005 in accordance with Italian GAAP. Since January 1, 2006, it has published its unconsolidated financial statements in compliance with IFRS as adopted by EU.

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

Pursuant to the TUF, agreements among shareholders of a listed company or of its parent company regarding the exercise of voting rights must be notified to CONSOB within five days, published in summary form in the press within 10 days and filed with the Chamber of Commerce within 15 days. Failure to comply with the above rules renders the agreements null and void and the shares cannot be voted. These rules apply also to shareholders’ agreements which:

(i) concern prior consultation for the exercise of voting rights in a listed company or its controlling company,

(ii) contain limitations on the transfer of shares or securities which grant the right to purchase or subscribe shares of the companies mentioned in (i) above,

(iii) provide for the purchase of shares or securities mentioned in (ii) above, or

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

Under Italian law, the by-laws of privatized companies that impose a maximum limit on the number of shares that may be held by any shareholder must provide for the election of directors and statutory auditors through the voting list system provided under the privatization law to ensure that minority shareholders of a company are represented on its board of directors and board of statutory auditors. Accordingly, Enel’s by-laws require that the board of directors, except for the non-voting director, if any, appointed by the MEF (please see “— Special Powers of the MEF”), and the board of statutory auditors be elected on the basis of candidate lists presented by one or more shareholders, including the MEF, representing in the aggregate at least 1% of Enel’s share capital having the right to vote at ordinary shareholders’ meetings; the outgoing board of directors may present a candidate list for the election of the new board of directors. As a general rule, the Investor Protection Act requires that candidate lists for listed companies be presented for the appointment of the board of directors, and that at least one director be appointed by minority shareholders. All directors must possess the requisites of good standing set forth for the statutory auditors by a decree issued by the Ministry of Justice; moreover, at least one director (and two if the board of directors is composed of more than seven members) must possess the requisites of independence set forth for statutory auditors by the TUF.

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

Each shareholder may present or join in the presentation of only one candidate list and each candidate may appear on only one list. Under Enel’s by-laws each candidate list shall include at least two candidates with the requisites of independence set forth by the TUF, and one of these must be ranked first on the candidate list.

Under Enel’s by-laws, the election of the entire board of directors (other than the non-voting director, if any, appointed by the MEF through the exercise of its special powers) will proceed as follows: seven-tenths of the members to be elected, rounded off in the event of a fractional number to the next lower number, will be drawn from the candidate list that receives the majority of votes cast by the shareholders in the numerical order in which they appear on the list; the remaining board members will be drawn from the other candidate lists; for this purpose, the votes obtained by each such list will be divided by one, two, three and so forth up to the number of directors to be elected. The numbers obtained through this process are attributed to the candidates of each list in the order in which such candidates rank in the list. The candidates on the various lists are ranked in a single ranking and in decreasing order on the basis of the numbers attributed to each of them. The candidates with the highest numbers are elected. However, candidate lists receiving a number of votes lower than half of the percentage required to present a list will not be considered.

The election of the board of statutory auditors is governed by the same rules applicable to the election of the board of directors, except as otherwise provided by the applicable statutory provisions. Enel’s current by-laws provide that the board of statutory auditors consists of three auditors, of which minority shareholders have the right to appoint one, and two alternate auditors, of which minority shareholders have the right to appoint one. Pursuant to the Investor Protection Act, the chairman of the board of statutory auditors will be elected by the shareholders’ meeting between the members appointed by minority shareholders, such provision being applicable for the elections held after January 12, 2006.

Tender Offer Rules

Pursuant to the TUF, a public tender offer must be made by any person that, by reason of its purchases of shares, holds more than 30% of the shares (for purposes of this section, and as applicable to Enel’s shares, the “Ordinary Shares”) of an Italian company listed on an Italian regulated market entitling their holders to vote on the election or revocation of the directors or the commencement of derivative suits against them (the so called “mandatory tender offer”). The tender offer must cover all the Ordinary Shares of the listed company. Similarly, a tender offer for all the Ordinary Shares of a listed company must be made by any person who, having more than 30% of the Ordinary Shares without exercising majority voting rights at ordinary shareholders’ meetings, acquires — by way of acquisition or exercise of subscription or conversion rights — during a 12-month period more than an additional 3% of the Ordinary Shares. Moreover, according to releases issued by CONSOB if, as a result of a share buy-back effected by a listed company, the controlling shareholder of that company holds more than 30% of the outstanding Ordinary Shares (i.e., exclusive of treasury stock), the obligation to launch a tender offer is triggered. The offer must be launched within thirty days from the date on which the relevant threshold was exceeded, at a price not lower than the average of the weighted average of the market price for the Ordinary Shares in the previous twelve months, and the highest price paid for the same Ordinary Shares by the offeror in the same period.

Under Regulation No. 11971, a purchaser is exempted from the tender offer obligation when: (i) the purchaser’s equity interest, as a result of an acquisition, does not exceed the 30% threshold by more than 3% (provided that the purchaser commits (a) not to exercise the voting rights pertaining to any Ordinary Shares exceeding the 30% threshold and (b) to sell the Ordinary Shares exceeding the 30% threshold within 12 months from the date of purchase), (ii) another person (or several persons acting jointly) already owns more than 50% of the outstanding Ordinary Shares, (iii) the 30% threshold is exceeded as a result of a capital increase in connection with a debt restructuring plan approved by CONSOB, (iv) the 30% threshold is exceeded as a result of transfers of Ordinary Shares among related persons, (v) the 30% threshold is exceeded as a result of the exercise of pre-emptive rights, (vi) the 30% threshold is exceeded through mergers or demergers having an industrial purpose, approved by the shareholders of the company whose shares would otherwise be the target of the tender offer. The TUF provides further that the acquisition of an interest above 30% of the Ordinary Shares of a company does not trigger the obligation to launch a 100% tender offer if the person concerned has exceeded the threshold as a result of a public tender offer launched on all of the Ordinary Shares of the company. If a person exceeds the above 30% threshold as a result of a public tender offer launched on 60% or more, but on less than all, of the Ordinary Shares of the company, the person concerned is exempted from the obligation to launch a 100% tender offer if (i) the tender offer has been approved by shareholders of the company holding a majority of the Ordinary Shares (excluding the offeror and the current majority shareholder), and (ii) the offeror (its subsidiaries, controlling person, related companies and other person connected to it by virtue, inter alia, of shareholders’ agreements) has not acquired more than 1% of the Ordinary Shares of the company in the preceding 12 months (the so called “voluntary tender offer”); CONSOB shall ensure compliance with these conditions before allowing the offer to be launched. After such an offer has been completed, the offeror nevertheless becomes subject to the duty to launch an offer for 100% of the Ordinary Shares if, in the course of the subsequent 12 months, (i) it (or its affiliates) purchases more than an additional 1% of the Ordinary Shares of the company, or (ii) if the company approves a merger or split-up.

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

Overview

Corporate governance rules for Italian stock corporations (società per azioni) like Enel whose shares are listed on the Italian stock exchange are set forth in the Italian civil code, in the TUF and in Corporate Governance Code, the provisions of which were updated in March 2006 (listed companies being asked to comply with such updated provisions by the end of fiscal year 2006). As described in more detail below, Italian corporate governance rules differ in a number of ways from those applicable to U.S. domestic companies under NYSE listing standards, as set forth in the NYSE Listed Company Manual.

As a general rule, Enel’s main corporate bodies are governed by the Italian civil code and the TUF and are granted specific powers and duties that are legally binding and from which there can be no derogation. The Corporate Governance Code builds on the general framework provided for by the Italian civil code and the TUF and sets forth recommendations for responsible corporate governance intended to reflect generally accepted best practice. Listed companies are requested to issue an annual compliance report disclosing information on their adoption of the Corporate Governance Code and their compliance with its provisions, indicating which recommendations, if any, are not being followed and the reasons for any failure to comply with such recommendations. The annual compliance report must also contain a general description of Enel’s corporate governance system. As stated in the Company’s annual compliance report issued in March 2007, Enel is substantially in compliance with the recommendations set forth in the Corporate Governance Code.

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

As recommended by the Corporate Governance Code, moreover, Enel’s board of directors also established an internal control committee which is mainly responsible for assessing the adequacy of our internal control system and the proper application of accounting standards and for relations with external auditors; such committee essentially advises, assists and makes proposals to the Company’s board of directors with respect to all such matters. The three current members of Enel’s internal control committee are non-executive directors and qualify as independent under the rules of the Corporate Governance Code. Please see “Item 6. Directors, Senior Management and Employees — Directors.” However, as explained in more detail below, this committee does not serve as Enel’s “audit committee” for purposes of Rule 10A-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or NYSE listing standards.

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

Enel’s practice.  In Italy, the TUF (as amended by the Investor Protection Act) provides that when, as this is the case, the board of directors has more than seven members, at least two of them must satisfy the independence requirements established for the statutory auditors set forth below and, if provided for in the bylaws, the additional requirements established in the Corporate Governance Code.

The Corporate Governance Code recommends that an adequate number of non-executive directors (i.e., directors who are not members of our senior management nor are vested by the board with specific managerial tasks) shall be independent, in the sense that they do not maintain, nor have recently maintained, directly or indirectly, any business relationships with the issuer or persons linked to the issuer, of such significance as to influence their present autonomous judgement. Moreover, the board of directors shall periodically assess the directors’ independence and the results of the assessments of the board shall be communicated to the market.

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

The board of directors shall evaluate, at least once a year, on the basis of the information provided by each director or otherwise available to the issuer, those relations which could be or appear to be such as to jeopardize the autonomy of judgment of such director. The board of statutory auditors shall ascertain the correct application of the assessment criteria and procedures adopted by the board of directors for evaluating the independence of its members. The result of such controls is notified to the market in the report on corporate governance or in the report of the board of statutory auditors to the shareholders’ meeting. As of the date hereof, Enel’s board of directors consists of nine members, seven of whom are non-executive directors who qualify as independent (i) under the criteria of the Corporate Governance Code, and (ii) under the independence requirements established for the statutory auditors set forth below, as stated by the board of directors in December 2006. In March 2007, the board of statutory auditors verified that the board of directors, in assessing the independence of its non-executive directors, correctly implemented the criteria set forth by the Corporate Governance Code. The procedure followed to assess the independence of the non-executive directors was transparent; thus, the board of directors was aware of any potentially material relation that could have affected the assessment of independence.

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

Enel’s practice.  In Italy, neither non-executive directors nor independent directors are required to meet in executive sessions. The provisions of the Corporate Governance Code updated in March 2006 recommend that independent directors meet separately from other directors at least once a year. The independent directors held their first meeting without the other directors in February 2007. The members of Enel’s board of statutory auditors are required to meet at least once every 90 days.

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

In particular the board of statutory auditors’ responsibilities also include (i) the power to express a proposal on the appointment and removal of Enel’s external auditors, (ii) the supervision of the external auditors’ performance and the approval of any additional assignments (that can only be of an accounting nature according to the Company’s policies), (iii) the supervision of Enel’s procedures for the submission to the internal audit function of complaints and reports on accounting practices and internal control system, including the supervision of the related corporate procedures governing whistle blowing, and (iv) the possibility of availing itself of external consultants. Enel also has an internal audit function, which it has not outsourced, and an internal control committee, as noted above, in accordance with the Corporate Governance Code. Please see “Item 6. Directors, Senior Management and Employees — Directors.”

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

The board of directors has entrusted the compensation committee with the following consulting powers:

(i) formulation of proposals to the board for the compensation of the managing directors and other directors who cover particular offices, monitoring the application of the decisions adopted by the board. The interested directors may not attend the board of directors’ meetings where proposals for their compensations are formulated, and

(ii) periodical assessment of the criteria adopted for the compensation of executives with strategic responsibilities, control of their application on the basis of the information provided by the managing directors and submission to the board of directors general recommendations on this subject matter.

Our equity-based compensation plans are adopted by Enel’s board of directors upon proposal of the compensation committee and, according to the provisions of the Investor Protection Act, submitted to the shareholders’ meeting for approval. Please see “— Stock Option Plans.” The Corporate Governance Code recommends that the members of the compensation committee shall be non-executive directors, the majority of which shall be independent. The four current members of Enel’s compensation committee are non-executive directors and qualify as independent under the rules of the Corporate Governance Code applicable for the year 2006. Please see “Item 6. Directors, Senior Management and Employees — Directors.” The Company discloses the compensation of each of the members of its board of directors (including Enel’s CEO) and its board of statutory auditors in the annual unconsolidated financial statements prepared in compliance with IFRS-EU, and in Item 6 of this annual report on Form 20-F.

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

Corporate Governance Guidelines/Code of Business Conduct and Ethics

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

Enel’s practice.  Under the NYSE rules, as of July 31, 2005, Enel is required to submit an annual written affirmation to the NYSE, in a form specified by the NYSE, regarding the Company’s compliance with applicable NYSE corporate governance standards. On August 1, 2005, Enel submitted such affirmation. Enel is now required to submit an annual affirmation within 30 days of the filing of its annual report on Form 20-F with the Securities and Exchange Commission and is also required to submit to the NYSE an interim written affirmation, in a form specified by the NYSE, any time Enel is no longer eligible to rely on, or chooses to no longer rely on, a previously applicable exemption provided by Exchange Act Rule 10A-3, or, to the extent Enel has an audit committee as defined in Rule 10A-3, if a member of such audit committee ceases to be deemed independent or an audit committee member had been added. In addition, under NYSE rules, the Company’s chief executive officer must notify the NYSE in writing if any executive officer becomes aware of any material non-compliance by Enel with applicable NYSE corporate governance standards.

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

Material Contracts

On April 11, 2006, we filed with Spain’s securities regulator, the Comisión Nacional del Mercado de Valores or “CNMV”, a prospectus and related documentation relating to a joint tender offer we intend to launch with the Spanish company Acciona for 100% of the shares of Endesa. In connection with this potential joint tender offer, we have entered into an agreement with Acciona for the joint control of Endesa, should the joint bid be successful.

On April 2, 2007, Acciona and we entered into an agreement with E.On settling all legal disputes with regard to Endesa. Under this agreement, E.On undertakes not to purchase any of the Endesa shares tendered in response to its offer if shares representing less than 50% of Endesa’s share capital were tendered. Under the same agreement, Acciona and we agreed to transfer to E.On various assets.

In order to finance the joint tender offer described above, our board of directors approved the following transactions:

•	our entry into a €35 billion syndicated term loan facility divided into three tranches with different maturities, subsequently reduced to €30 billion, which contains various covenants and undertakings on our part, including a limit on our consolidated net borrowing as of June 30 and December 31 of any given year equal to 6 times our consolidated EBITDA for the 12-month period ending on that date, and a limit on the financial indebtedness of our subsidiaries equal to 20% of the gross total assets of our Group, and

•	renewal of our medium-term notes program with an increase of the principal amount we may issue under it from €10 billion to €25 billion.

Please see “Item 4. Information on the Company — History and Development — Proposed Acquisition of Endesa” for more information.

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

The Italian Government has recently released draft legislation which, if approved by Parliament as drafted, would empower it to enact, within six months from approval, a legislative decree reforming, inter alia, the tax treatment of income from capital investments, including, but not limited to, dividends and capital gains. Although the exact scope of such reform is yet unknown, the Government expects, among other things, to replace the current flat rates of 12.5% and 27% with a single rate of 20% and to confirm the exemptions contemplated under the current rules.

This summary is based upon tax laws and practice of the United States and Italy as in effect on the date of this annual report. Prospective purchasers and current holders of ordinary shares or ADSs are advised to consult their own tax advisors as to the U.S., Italian or other tax consequences of the purchase, beneficial ownership and disposition of ordinary shares or ADSs, including, in particular, the effect of any state, local or national tax laws.

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

The gross amount of dividends (that is, the amount before reduction for Italian withholding tax) paid to U.S. holders will be subject to U.S. federal income taxation as dividend income and will not be eligible for the dividends-received deduction allowed to domestic corporations. Dividends paid in euros will be includible in the income of U.S. holders in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day the dividends are received by the Depositary. Subject to certain exceptions for short-term and hedged positions, the U.S. dollar amount of dividends received by an individual prior to January 1, 2011 with respect to our ordinary shares or ADSs will be subject to taxation at a maximum rate of 15% if the dividends are “qualified dividends.” Dividends paid on our shares or ADSs will be treated as qualified dividends if (i) the issuer is eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a passive foreign investment company (“PFIC”). The Income Tax Convention has been approved for the purposes of the qualified dividend rules. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2005 or 2006 taxable year. In addition, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our 2007 taxable year.

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

A “qualified” shareholding is constituted by ordinary shares or ADSs and/or rights representing more than 5% of Enel’s total share capital or more than 2% of its share capital voting in the ordinary shareholders meeting. A disposal of a “qualified” shareholding occurs if in any 12-month period immediately following the date when a shareholding meets one of the thresholds illustrated above, the shareholder engages in disposals of shares or ADSs that, individually or in aggregate, constitute a “qualified” shareholding. The taxable gain realized by a non-resident shareholder who is an individual would be subject to progressive personal income tax rates (currently, the marginal tax rate is equal to 43%, plus a surcharge generally of up to 2.5%, depending on the municipality in which such non-resident shareholder earns the highest Italian-source income). The taxable gain realized by a non-resident corporate shareholder would be subject to corporate income tax, currently levied at a rate of 33%.

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

Inheritance and gift tax

Italian inheritance and gift tax was reinstated, as of October 3, 2006, after having been abolished on October 25, 2001. Currently, any transfer of ordinary shares by reason of death or gift is subject to inheritance and gift tax at different rates depending on the value of the inheritance or gift and the relationship between the donor or deceased and the donee, legatee or heir, as summarized below:

(a) Transfers to a spouse or direct descendants or ancestors for a maximum value of €1,000,000 to each beneficiary are exempt from inheritance and gift tax. Any value in excess of such threshold is taxed at a 4% rate,

(b) Transfers to siblings up to a maximum value of €100,000 are exempt. Any value in excess of €100,000 is taxed at a rate of 6%,

(c) Transfers to certain other relatives are taxed at a rate of 6%, and

(d) Transfers to persons other than those described under (a), (b), and (c), above are taxed at a rate of 8%.

If the beneficiary of any such transfer is a disabled individual, whose handicap is recognized pursuant to an ad hoc law, the tax is applied on the value of the assets received in excess of €1,500,000 (which is exempted) at the rates illustrated above, depending on the type of relationship existing between the deceased or donor and the beneficiary.

During 2006, transfers accurring upon death or by reason of gift have been subject to different tax regimes. As a result, investors should consult their tax advisors to ascertain whether any such transfers occurred in 2006 were subject to any Italian taxation and, in that case, the regime applicable thereto.

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

In April 2004, the Italian power exchange became operational. As a result, we are now facing the market risk arising from the fact that prices on the market are determined by competitive bidding among participants. However, under the current regulatory framework, generation companies may also sell electricity on the free market through freely negotiated over-the-counter bilateral contracts with purchasers, and enter into such contracts, as well as contracts for differences, with the Single Buyer. Our use of bilateral contracts with purchasers and contracts for differences with the Single Buyer and other third parties is contributing to reduce our power exchange risk exposure. In addition, we believe that the potential impact of this market risk vis-à-vis that faced by our competitors is mitigated by the homogeneity of the cost structure of Italian generation companies and by the limited import capacity of the transmission lines that connect the Italian network with those of other countries. Finally, for the amount of energy we sell in the Italian power exchange and for which we do not enter in contracts for differences with the Single Buyer or bilateral contracts indexed to fuel prices, our hedging strategy is based on our assessment of our exposure to changes in power exchange prices as compared to our generation costs in Italy, using swaps and other hedging instruments.

Our exchange rate exposure for electricity imports is limited to imports denominated in Swiss francs. In 2006, approximately 44% of our electricity imports by value were denominated in Swiss francs. The balance of our electricity imports are denominated in euros, and we do not have an exchange rate risk on these imports as a result. We actively manage the exchange rate exposure on our accounts payable in Swiss francs through the use of the instruments described below.

Almost all of our long-term debt is denominated in euros and as a result is not subject to exchange rate risk. At December 31, 2006, we were fully exposed to exchange rate risk on only €648 million out of a total €12,517 million in outstanding long-term debt (including approximately €263 million of long-term debt which relates to our operating subsidiaries in North America, Latin America and Slovakia denominated in U.S. dollars, Slovak koruna or in the currency of the jurisdictions in which such subsidiaries operate).

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

With respect to commodity risk management, Enel Trade is the company of our Group in charge of the commercial relations with operators in the energy and fuel procurement markets, including purchases of financial derivatives based on energy indexes for hedging purposes. Under a strict Group risk management policy, each company of the Group is assigned a maximum amount of risk that it is allowed to maintain, and enters into derivatives with Enel Trade in order to reduce its risk below the assigned maximum allowed amount. Enel Trade aggregates the risk positions on commodities from our companies through these intercompany derivatives and purchases of commodities made by it. To reduce the residual risk following these netting operations below the maximum limit set annually by the Group’s policy, Enel Trade uses cash-settled derivatives of the types described below under “Commodity price risk.” Enel Trade’s use of such derivative instruments is primarily aimed at hedging the Group’s risks arising from changes in the prices of physical commodities used in our operations. Transactions that qualify for hedge accounting under IFRS-EU are so designated, while those that do not qualify for hedge accounting are classified as trading transactions.

We have used sensitivity analysis to estimate the market risk exposure associated with our debt and with our foreign exchange, interest rate and commodity derivatives. Market risk exposure represents the change in net financial income/(expense) or in the fair value of financial instruments, including financial and commodity derivatives, resulting from a hypothetical 10% adverse change in market prices or rates (with the relevant measure depending on the nature of the derivative). Actual changes in market prices or rates may differ from these hypothetical changes. We determined fair value using pricing models that measure the effect of changes in market prices according to market practice for each category of financial instrument. In doing so, we use the official prices for instruments traded on regulated markets. The fair value of instruments not listed on regulated markets is determined using valuation methods appropriate for each type of financial instrument and market data as of the close of the financial year (such as interest rates, exchange rates, commodity prices, volatility), discounting expected future cash flows on the basis of the market yield curve at the balance sheet date and translating amounts in currencies other than the euro using year-end exchange rates provided by the European Central Bank. Where possible, contracts relating to commodities are measured using market prices related to the same instruments on both regulated and other markets. Contracts for differences are valued using a model based on the forward prices at the valuation date for the energy commodity analyzed, taking into account expected developments in the electricity market in the relevant period. We have summarized the results of our sensitivity analysis in the following paragraphs. The notional value of a derivative is the contractual amount on the basis of which the differentials are exchanged. This amount can be expressed either on a value basis or on a physical quantities basis such as tons. Amounts expressed in a foreign currency are converted into euro by applying the exchange rate at end of the relevant period.

Foreign exchange risk

As explained above, our principal foreign exchange risk relates to fuel costs and electricity imports. At December 31, 2006, we also had foreign exchange risk exposure on €648 million in outstanding long-term debt denominated in currencies other than the euro, which represented 5.2% of our total long-term debt. Our exposure to foreign currency exchange rates is primarily in respect of U.S. dollars for fuel purchases and in respect of Swiss francs for electricity imports, though we are also exposed to currency risk with regard to the small proportion of our operations that use a functional currency other than the euro.

We use forward exchange contracts and currency options in managing our foreign exchange risk. The buy and sell amounts used in such contracts are notional values. Currency options, which are negotiated on unregulated markets, give us the right or the obligation to acquire or sell specified amounts of foreign currency at a specified exchange rate at the end of a given period of time, normally one year. Through currency forwards we acquire or sell a specified amount of a foreign currency at a specified price (called the forward price) for settlement at a predetermined future date. The maturity of our forward contracts does not normally exceed twelve months.

As of December 31, 2006, we had outstanding forward exchange contracts and options used to hedge our several exchange risks with an aggregate notional amount of €1,574 million (€1,871 million as of December 31, 2005). In particular, we had:

•	forward exchange contracts with a notional amount of €875 million used to hedge the foreign exchange risk related to fuel purchases or electricity imports (€1,357 million as of December 31, 2005),

•	forward exchange contracts with a notional amount of €377 million used to hedge the foreign exchange risk related to the repayment of the commercial paper we issued in foreign currency (€35 million as of December 31, 2005),

•	forward exchange contracts with a notional amount of €192 million used to hedge expected cash flows in currencies other than the euro (€212 million as of December 31, 2005), and

•	options with a notional amount of €80 million (€73 million as of December 31, 2005) and forward exchange contracts with a notional amount of €50 million (€194 million as of December 31, 2005) used to hedge any residual foreign exchange risk on an aggregate basis.

Although we enter into these contracts for hedging purposes, under IFRS-EU, only €26 million of these contracts qualify for hedge accounting; the remainder is treated as trading derivatives. We generally enter into these contracts with respect to the same amount and date of a repayment obligation or the cash flow that we expect to generate; thus, any change in fair value of and/or cash flow related to these contracts deriving from a possible appreciation or depreciation of the euro against other currencies would be fully offset by a corresponding change in the fair value of and/or cash flow relating to the underlying position.

The following table reports the notional amount and fair value of our foreign exchange rate derivatives that we account for as hedging instruments or trading instruments, under IFRS-EU, as of December 31, 2006 and December 31, 2005:

	Notional		Fair Value		Fair Value Assets		Fair Value Liabilities
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2006	2005	2006	2005	2006	2005	2006	2005
	(In millions of euro)

Cash flow hedge derivatives:
Forwards	26	21	—	—	—	—	—	—
Trading derivatives:
Forwards	1,468	1,777	(22)	(6)	2	9	(24)	(15)
Options	80	73	—	—	—	—	—	—
Total forwards	1,494	1,798	(22)	(6)	2	9	(24)	(15)
Total options	80	73	—	—	—	—	—	—
Total Exchange Rate
Derivatives	1,574	1,871	(22)	(6)	2	9	(24)	(15)

The notional value of these derivatives was €1,574 million as of December 31, 2006 (as compared to €1,871 million in 2005). The fair value of these derivatives was negative by €22 million as of December 31, 2006 (and negative by €6 million in 2005).

Based on the results of our sensitivity analysis, the following table shows the net financial income/(expense) expected to be recorded in 2007 in the event the exchange rate of the euro against other significant currencies does not change from that at December 31, 2006, and that resulting from a hypothetical future 10% change in the exchange rate of the euro against other significant currencies:

2007(1)
(In millions of euro)

Current rates as of December 31, 2006	(23)
10% depreciation of the euro	110
10% appreciation of the euro	(130)

(1)	Our current exchange rate derivatives all mature by December 31, 2007.

Interest rate risk

Our outstanding total medium-term and long-term debt as of December 31, 2006 amounted to €12,517 million, of which €6,484 million, or approximately 52% of the total, bore interest at floating rates, principally based on Euribor, and €6,033 million, or 48%, bore interest at fixed rates.

To improve the mix of our fixed and floating rate exposures, we have entered into interest rate hedging contracts, particularly interest rate swaps, collars and swaptions. In interest rate swaps, we agree with other parties to exchange, at specified intervals, the difference between interest amounts calculated by reference to the notional principal amount and the fixed or floating interest rates on that we have agreed with the other parties. An interest rate collar is a combination of options that enables us to lock our debt cost into a predetermined interest rate range. We primarily use zero-cost collars that do not require payment of an option premium. Through a swaption, we acquire the option to enter into an interest rate swap at a certain date in the future.

All of these contracts include a notional amount and expiry date lower (or earlier) than or equal to that of the underlying financial liability or the expected future cash flows, so that any change in the fair value and/or expected future cash flows is offset by a corresponding opposite change in the fair value and/or expected future cash flows of the underlying position. Accordingly, the fair value of the financial derivatives generally reflects the estimated amount that we would have to pay or receive in order to terminate the contracts at the balance-sheet date. The following table reports the notional amount and fair value of interest rate derivatives that we account for as hedging instruments or trading instruments, under IFRS-EU, as of December 31, 2006 and December 31, 2005:

	Notional		Fair Value		Fair Value Assets		Fair Value Liabilities
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2006	2005	2006	2005	2006	2005	2006	2005
	(In millions of euro)

Cash flow hedge derivatives:
Interest rate swaps	4,823	4,196	(79)	(261)	37	11	(116)	(272)
Interest rate collars	3	62	—	—	—	—	—	—
Swaptions	—	69	—	—	—	—	—	—
Trading derivatives:
Interest rate swaps	309	670	(26)	(54)	—	1	(26)	(55)
Interest rate collars	42	—	—	—	—	—	—	—
Total interest rate swaps	5,132	4,866	(105)	(315)	37	12	(142)	(327)
Total interest rate collars	45	62	—	—	—	—	—	—
Total swaptions	—	69	—	—	—	—	—	—
Total Interest
Rate Derivatives	5,177	4,997	(105)	(315)	37	12	(142)	(327)

As of December 31, 2006, we had entered into outstanding interest rate derivatives with a notional amount of €5,177 million, of which €5,132 million were interest rate swaps and €45 million were interest rate collars. In comparison, as of December 31, 2005, we had outstanding interest rate derivatives with a notional amount of €4,993 million, of which €4,865 million were interest rate swaps, €59 million were interest rate collars, and

€69 million were swaptions. The fair value of our outstanding interest rate derivatives was negative by €105 million as of December 31, 2006 (and negative by €315 million in 2005). You should read note 3 to our consolidated financial statements for a further discussion of the fair value of these derivatives. See also “Item 5. Operating and Financial Review and Prospects — U.S. GAAP Reconciliation — Critical Accounting Policies under U.S. GAAP.”

With these contracts in place, we estimate that the portion of our long-term debt as of December 31, 2006 still exposed to interest rate fluctuations, appropriately weighting the notional value of interest rate collars, was approximately 20%.

Based on the results of our sensitivity analysis, the following table shows the expected future net financial income/(expense) from cash flow hedges in the event the market interest rates do not change from December 31, 2006, and that resulting from a hypothetical 10% change in market interest rates:

	2007	2008	2009	2010	2011	Beyond
	(In millions of euro)

Current rates at Dec. 31, 2006	(18)	(35)	(5)	(5)	(5)	(28)
Current rates decreased by 10%	(28)	(49)	(17)	(16)	(15)	(66)
Current rates increased by 10%	(8)	(20)	7	6	5	11

Based on the results of our sensitivity analysis, the following table shows the expected future net financial income/(expense) from interest rate derivatives in the event the market interest rates do not change from December 31, 2006, and that resulting from a hypothetical future 10% change in the market interest rates:

	2007	2008	2009	2010	2011	Beyond
	(In millions of euro)

Current rates at Dec. 31, 2006	(6)	(5)	(5)	(3)	(2)	(9)
Current rates decreased by 10%	(7)	(6)	(6)	(3)	(3)	(10)
Current rates increased by 10%	(5)	(4)	(4)	(2)	(2)	(7)

Commodity price risk

Beginning in 2000, we adopted a systematic approach to cover commodity pricing and currency risk linked to the reimbursement mechanism that was in place until the start of operations of the power exchange. Enel Trade entered into derivatives contracts on commodities in order to fix part of the difference between our costs and the related contribution we received through tariffs, as well as to manage other risks related to the purchase of commodities for our trading and gas sale activities. Since the start of operations of the Italian power exchange, we have been exposed to electricity price risk resulting from the fact that prices are determined through competitive bidding by market participants. Since 2004, to reduce such risks, we have entered into fixed price bilateral contracts with counterparties outside of the Italian power exchange and into contracts for differences with the Single Buyer and other third parties, as explained in more detail below. We also hedge price risk with respect to electricity not covered by these contracts and to fuel that we purchase for generation activities and gas that we purchase and sell for trading activities, through the use of hedging instruments.

In 2005, we extended our existing “one-way” contracts for differences with the Single Buyer to the years 2006 and 2007 and entered new “two-way” contracts for differences for the year 2006. In 2006, we entered into additional “two-way” contracts for differences with the Single Buyer and other third parties for the year 2007. For a description of “one-way” contracts and “two-way” contracts for differences, please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — The Single Buyer.”

In 2006, we entered into derivatives contracts on commodities in order to hedge our exposure to electricity prices and the price of fuel we use in generation activities with respect to the amount of energy we sell on the Italian power exchange and for which we do not enter into either contracts for differences with the Single Buyer, or bilateral contracts in which the price is indexed to changes in fuel prices. We believe that changes in the fair value of these derivative commodities contracts are generally offset by opposite negative or positive changes in the fair value of our revenues-cost margin. This will occur primarily to the extent prices on the Italian power exchange rise or decline in close relation to rises or declines in prices of fuels, which we expect will continue until significant volumes of electricity generated at generation costs lower than current average generation costs in Italy shall be available as a result of increased imports and/or the construction of new plants in Italy.

The notional value of the overall volume of the contracts (net of embedded derivatives) we use to hedge commodity price risks at of December 31, 2006 decreased by €3,517 million, or 40% as compared to December 31, 2005.

As of December 31, 2006, the notional value of our open contracts for derivatives that we account for as hedging instruments or trading instruments, under IFRS-EU, as compared to December 31, 2005, was as follows:

	Notional		Fair Value		Fair Value Asset		Fair Value Liability
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2006	2005	2006	2005	2006	2005	2006	2005
	(In millions of euro)

Cash flow hedge derivatives:
Two-way contracts for differences	1,034	1,372	48	57	48	57	—	—
Trading derivatives:
One-way contracts for differences	3,219	6,266	(123)	43	—	43	(123)	—
swaps on oil-based commodities	581	613	(7)	(13)	9	11	(16)	(24)
futures on oil-based commodities	252	291	(2)	16	2	17	(4)	(1)
swaps on gas transport fees	16	18	(8)	(12)	—	—	(8)	(12)
other derivatives on energy	57	107	(6)	(1)	1	397	(7)	(398)
embedded derivatives	1,012	—	(482)	—	58	—	(540)	—
options on other commodities	—	9	—	2	—	2	—	—
Total Commodity Derivatives	6,171	8,676	(580)	92	118	527	(698)	(435)

The notional value of our two-way contracts for differences classified as cash flow hedges as of December 31, 2006 was €1,034 million (calculated as quantity multiplied by strike-price), as compared to €1,372 million as of December 31, 2005. The fair value of our two-way contracts for differences classified as cash flow hedges as of December 31, 2006 was €48 million as compared to €57 million as of December 31, 2006. For additional detail on the volume of such contracts, please see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.”

Two-way contracts for differences refer to the physical positions in the underlying energy and, therefore, any negative (positive) change in the fair value of the derivative instrument corresponds to a positive (negative) change in the fair value of the underlying energy, so the impact on the income statement is equal to zero. Based on the results of our sensitivity analysis, the following table shows the fair value these two-way contracts for differences would have in the event the prices of the underlying energy commodities do not change from December 31, 2006, and that resulting from a 10% increase or decrease in such prices.

2007
(In millions of euro)

Current prices at Dec. 31, 2006	48
10% decrease	111
10% increase	(14)

The notional value of our trading derivatives as of December 31, 2006 was €5,137 million, as compared to €7,304 million as of December 31, 2005. The fair value of our trading derivatives as of December 31, 2006 was negative by €628 million, as compared to €35 million as of December 31, 2005. Our trading derivatives include, in particular: “one-way” contracts for differences, energy derivatives (swaps on oil-based commodities, futures on oil-based commodities, swaps on gas transport fees and other derivatives on energy), and embedded derivatives. The buy and sell amounts used in such contracts are notional values. Pursuant to “One-way” contracts for differences, we grant to the Single Buyer an option to purchase electricity against a premium. Please see “Item 4. Information on the Company — Regulatory Matters — Electricity Regulation — the Single Buyer” for further information on our “one-way” contracts for differences. Swaps on oil-based commodities are derivatives contracts, negotiated on non-regulated markets, in which we agree with the counter-party to pay, at a certain date, the difference between the market price of an oil-based commodity and the price fixed in the contract. Futures on oil-based commodities are like swaps, but are traded on regulated exchanges subject to standard terms and are guaranteed by clearing houses. Swaps on gas transport fees are interest rate swaps that we use to hedge the interest rate exposure we have with respect to gas transport contracts pursuant to which we pay fees indexed to interest rates. We also enter into other derivatives on energy to buy or sell energy on domestic and foreign markets (mainly Germany, France and Spain) through forward contracts and options. Embedded derivatives are derivative instruments that are combined with non-derivative host contracts to form single hybrid instruments. Certain contracts for the sale or purchase of electricity held by our subsidiary Slovenské elektrárne contain embedded derivatives. These contracts were entered into by Slovenské elektrárne prior to our acquisition of it. In particular, a contract for the sale of electricity contains a collar (i.e. a combination of put and call options) on aluminum price, adjusted to reflect US inflation rates, as well as a swap on exchange rates between the Slovak koruna and the U.S. dollar. In addition, a contract for the purchase of electricity contains an option on gas price. According to IFRS-EU, embedded derivatives are accounted for at fair value with changes in fair value being recognized as profits or losses.

You should read note 3 to our consolidated financial statements for a further discussion of the notional value and the fair value of our trading derivatives on commodities.

In particular, the notional value of our energy derivatives as of December 31, 2006 was €906 million, (as compared to €1,029 million as of December 31, 2005). The fair value of these contracts as of December 31, 2006 was negative €23 million (a positive €12 million and a negative €35 million). As of December 31, 2005, the total fair value was negative €10 million.

Based on the results of our sensitivity analysis, the following table shows the fair value of these derivatives in the event the prices of the underlying commodities do not change from December 31, 2006, and that resulting from a hypothetical 10% increase and a 10% decrease in the prices of the underlying commodities. Specifically, the column “Commodity” shows the change relating to derivatives whose fair value depends on the price of energy commodities, while the “10-year swap rate” column indicates the change relating to a gas derivative whose fair value is based on the 10-year interest rate swap (IRS):

	Commodity	10-Year Swap Rate	Total for 2007
	(In millions of euro)

Current prices at Dec. 31, 2006	(9)	(8)	(17)
10% decrease	(19)	(8)	(27)
10% increase	1	(8)	(7)

The notional value of “one-way” contracts as of December 31, 2006 was €3,219 million, (as compared to €6,266 million as of December 31, 2005), as calculated on the basis of the maximum possible number of hours of activation under each contract in one year (8,760) and the average monthly tariff per hour in 2007. The fair value of these contracts was negative €123 million as of December 31, 2006 (as compared to positive €43 million as of December 31, 2005). In accordance with IFRS-EU, we account for commodity contracts at fair value in our consolidated financial statements. For additional detail on the volume of such contracts, please see “Item 5. Operating and Financial Review and Prospects — Contractual Obligations and Commitments.”

Based on the results of our sensitivity analysis, the following table shows the fair value of our “one-way” contracts for difference in the event the prices of the underlying risk factors do not change from December 31, 2006, and that resulting from a hypothetical 10% increase and a 10% decrease in the prices of the underlying risk factors:

2007
(In millions of euro)

Current prices at Dec. 31, 2006	(123)
10% decrease	(80)
10% increase	(167)

Embedded derivatives relate to contracts for the purchase and sale of energy entered into by Slovenské elektrárne in Slovakia. The notional value of our embedded derivatives as of December 31, 2006 was €1,012 million, (as compared to €0 million as of December 31, 2005). The fair value of these contracts as of December 31, 2006 was negative €482 million (as compared to €0 as of December 31, 2005), which included:

a) a positive €58 million relating to an embedded derivative whose fair value is based upon inflation in the United States, the price of aluminium on the London Metal Exchange and the Slovak koruna (SKK)/U.S. dollar (USD) exchange rate,

b) a negative €304 million relating to an embedded derivative on the SKK/USD exchange rate, and

c) a negative €236 million relating to a derivative on the price of gas.

Based on the results of our sensitivity analysis, the following tables show the fair value of our embedded derivatives in the event the prices of the underlying risk factors do not change from December 31, 2006, and that resulting from a hypothetical 10% increase and a 10% decrease in the prices of the underlying risk factors:

Fair value of embedded derivatives a):

			SKK/USD
		Aluminum	Exchange
	US Inflation	Spot Price	Rate
	(In millions of euro)

Current prices at Dec. 31, 2006	58	58	58
10% decrease	52	32	53
10% increase	57	82	64

Fair value of embedded derivatives b):

SKK/USD Exchange Rate
(In millions of euro)

Current prices at Dec. 31, 2006	(304)
10% decrease	(333)
10% increase	(275)

Fair value of embedded derivatives c):

Gas Price
(In millions of Euro)

Current prices at Dec. 31, 2006	(236)
10% decrease	(233)
10% increase	(240)

We believe that we are not exposed to significant counterparty risk, or the risk of potential losses that may arise from the non-fulfillment of contractual obligations by individual counterparties of our hedging instruments, given the high credit ratings of our counterparties.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDENDS, AVERAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND PROCEEDS

Effective March 31, 2006, Enel removed Citibank, N.A. as depositary for purposes of issuing the American Depositary Receipts and appointed as successor depositary JPMorgan Chase Bank, N.A., with its principal office at 4 New York Plaza, New York, New York 10004.

ITEM 15.	CONTROLS AND PROCEDURES

Enel carried out an evaluation under the supervision and with the participation of its management, including its chief executive officer and its chief financial officers, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as of December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can provide only reasonable assurance of achieving their control objectives. Based upon Enel’s evaluation, the Company’s chief executive officer and chief financial officers concluded that the Company’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that Enel files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to Enel’s management, including the Company’s chief executive officer and chief financial officers, as appropriate to allow timely decisions regarding required disclosure. There were no changes in the Company’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, the Company’s internal control over financial reporting.

Management’s Annual Report on Internal Control over Financial Reporting

The Group’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Group’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the financial statements for external purposes in accordance with accounting principles generally accepted.

The Group’s management assessed the effectiveness of its internal control over financial reporting as of December 31, 2006. The assessment was based on criteria established in the framework “Internal Controls — Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

As described in Note 4 (paragraphs III.a to III.f) to the consolidated financial statements, the Group acquired certain businesses during 2006. Due to the limited time available since the closing of such acquisitions, the relevant businesses have been excluded from the scope of management’s assessment of internal control over financial reporting. The entities so excluded accounted for €5,335 million in total assets as of December 31, 2006 (9.8% of the Group’s total assets at such date), and €1,211 million in revenues in 2006 (3.1% of the Group’s total revenues in such year).

Based on such assessment, the Group’s management has concluded that as of December 31, 2006, the Group’s internal control over financial reporting was effective.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Even when determined to be effective, it can provide only reasonable assurance regarding the reliability of financial reporting and the preparation and presentation of financial statements. Also, the effectiveness of an internal control system may change over time, since projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

Management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006 has been audited by KPMG S.p.A., an independent registered public accounting firm, as stated in their report on management’s assessment of the Group’s internal control over financial reporting, which follows below.

There were no changes in the Group’s internal control over financial reporting that occurred during the period covered by this report that have materially affected, or that were reasonably likely to materially affect, the Group’s internal control over financial reporting.

[THIS PAGE IS INTENTIONALLY LEFT BLANK]

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
ENEL S.p.A.:

We have audited management’s assessment, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting, that ENEL S.p.A. and subsidiaries (“the Company”) maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management’s assessment and an opinion on the effectiveness of the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management’s assessment that the Company maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired certain entities during 2006 as described in Note 4 to the consolidated financial statements (paragraphs III.a to III.f) (“2006 acquired entities”) and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006, the 2006 acquired entities’ internal control over financial reporting associated with total assets of €5,335 million and total revenues of €1,211 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2006. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of the 2006 acquired entities.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2006, and our report dated June 28, 2007 expressed an unqualified opinion on those consolidated financial statements.

(signed) KPMG S.p.A

Rome, Italy
June 28, 2007

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Enel qualifies for the exemption under Rule 10A-3 under the Exchange Act from certain of the audit committee requirements under the rule for foreign private issuers with a board of statutory auditors established in accordance with local law or listing requirements and meeting specified requirements which took effect on July 31, 2005. See “Item 10. Additional Information — Significant Differences in Corporate Governance Practices for Purposes of Section 303A.11 of the NYSE Listed Company Manual — Audit Committee and Internal Audit Function.” Two of the current members of Enel’s board of statutory auditors (namely Franco Fontana, chairman of the board of statutory auditors, and Carlo Conti) are currently registered chartered accountants with at least three years’ prior experience as a statutory auditor; we therefore believe that each of them is an “audit committee financial expert” as defined in Item 16A of Form 20-F. We believe that Franco Fontana is “independent,” within the meaning of Rule 10A-3(b). Carlo Conte is an executive (dirigente generale) of the MEF, which is the controlling shareholder of Enel, and thus not “independent” within the meaning of Rule 10A-3(b).

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

Audit and Non-Audit Fees

The following table sets forth the fees billed and to be billed to the Company by its external auditors, KPMG S.p.A., with respect to the fiscal years ended December 31, 2005 and 2006, which do not include VAT and expenses:

	Year Ended
	December 31,
	2005	2006
	(In millions
	of euro)

Audit fees	4.1	8.4
Audit-related fees	2.0	0.5
Tax fees	0.0	0.0
Other fees	0.0	0.0

Total fees	6.1	8.9

Audit fees in the above table are the aggregate fees billed and to be billed by KPMG S.p.A. in connection with the audit of the Company’s annual and interim financial statements and the Company’s annual sustainability financial statements.

Audit-related fees in the above table are the aggregate fees billed and to be billed by KPMG S.p.A. for procedures performed in connection with other contemplated transactions.

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

In June 2003, Enel’s board of directors approved a corporate compliance program to prevent certain criminal offenses by its management and employees, requiring among other things that management not engage the external auditors to perform any audit-related service without first obtaining the express approval of the internal control committee and, since July 2005, also of the board of statutory auditors. Proposals to engage the external auditors to perform non-audit services, if any, must be approved by Enel’s board of directors and, since July 2005, also by the board of statutory auditors, on a case-by-case basis. In 2006, neither the board of directors nor the board of statutory auditors approved any such engagement.

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

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Neither Enel nor any affiliated purchaser purchased any of Enel’s ordinary shares during 2004, 2005 and 2006.

PART III

ITEM 17.	FINANCIAL STATEMENTS

Not applicable.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

1.1 By-laws of the Company.

2.1 Deposit Agreement, as amended, among Enel S.p.A. and Citibank N.A., as Depositary, and the owners of American Depositary Receipts,1( and amendment to Deposit Agreement among Enel S.p.A., JPMorgan Chase Bank, N.A., as successor Depositary and all holders and beneficial owners from time to time of ADRs issued thereunder, including the Form of American Depositary Receipt.2(

4.1 Agreement by and between Acciona, Finanzas Dos, Enel and Enel Energy Europe entered into on March 26, 2007.3(

4.2 Agreement by and among Enel, Acciona and E.On entered into on April 2, 2007.4(

4.3 €35 billion Credit Facility Agreement among Enel, Enel Finance International S.A., and the mandated lead arrangers, bookrunners, and other parties named therein dated April 10, 2007, and the related Clarification Notice from Enel and Enel Finance International S.A. to Mediobanca - Banca di Credito Finanziario S.p.A. dated June 18, 2007 and Notice of waiver requests and voluntary cancellation from Enel and Enel Finance International S.A. to Mediobanca - Banca di Credito Finanziario S.p.A. dated June 18, 2007.

4.4 Programme Agreement and Agency Agreement in respect of a €25,000,000,000 Global Medium Term Note Programme each dated May 4, 2007.

8.1 List of Subsidiaries.

11.1 Code of Ethics.5(

12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.3 Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(     1Incorporated by reference to the Registrant’s Registration Statement (File No. 333-6868) on Form F-6 effective as of October 29, 1999 and the Post-effective Amendment No. 1 to Form F-6 effective as of July 9, 2001.
(     2Incorporated by reference to the Registrant’s Registration Statement (File No. 333-132014) on Form F-6 filed on February 23, 2006.
(     3Incorporated by reference to the General Statement of Acquisition of Beneficial Ownership on Form SC 13D/A filed by Acciona, S.A. on March 28, 2007 (see File No. 005-80961).
(     4Incorporated by reference to the Tender Offer Statement by Third Party on Form SC TO-T/A filed by E.ON AG on April 2, 2007 (see File No. 005-80961).
(     5Incorporated by reference to the Annual Report on Form 20-F for the fiscal year ended December 31, 2003, filed with the Securities and Exchange Commission by Enel S.p.A. on June 30, 2004 (see File No. 001-14970).

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders

ENEL S.p.A.:

We have audited the accompanying consolidated balance sheets of ENEL S.p.A. and subsidiaries (“the Company”) as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the consolidated financial statements of the subsidiary Wind Telecomunicazioni S.p.A. and its consolidated subsidiaries (“Wind”) for the year ended December 31, 2004, which statements reflect total consolidated revenues constituting 13% for the year ended December 31, 2004 of the related consolidated total (including revenues from discontinued operations). Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Wind, is based solely on the report of the other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits, and the report of other auditors, provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2006, in conformity with International Financial Reporting Standards adopted by the European Union.

International Financial Reporting Standards adopted by the European Union vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Notes 23 and 24 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of ENEL S.p.A.’s internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 28, 2007 expressed an unqualified opinion on management’s assessment of, and the effective operation of, internal control over financial reporting.

(signed) KPMG S.p.A.

Rome, Italy
June 28, 2007

ENEL S.P.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

		2006	2005		2004	2006
	Note	(millions of euro)				(millions
						of U.S
						dollars)

Operating Revenues
Revenues from sales and services	6.a	37,497	32,370		29,147	49,485
Other revenues	6.b	1,016	1,417		1,880	1,341

		38,513	33,787		31,027	50,826
Income from equity exchange transaction	7	263	—		—	347
Operating expenses:
Raw materials and consumables	8.a	23,469	20,633		16,800	30,972
Services and rentals	8.b	3,477	3,057		3,106	4,589
Personnel	8.c	3,210	2,762		3,224	4,236
Depreciation, amortization and impairment losses	8.d	2,463	2,207		2,201	3,250
Other operating expenses	8.e	713	911		783	941
Capitalized expenses	8.f	(989)	(1,049)		(973)	(1,305)

		32,343	28,521		25,141	42,683
Net income/(charges) from commodity risk management	9	(614)	272		(16)	(810)

Operating income		5,819	5,538		5,870	7,679
Financial income	10	513	230		365	677
Financial expense	10	(1,160)	(944)		(1,192)	(1,530)
Loss from investments accounted for using the equity method	11	(4)	(30)		(25)	(5)
Income before taxes		5,168	4,794		5,018	6,821
Income taxes	12	2,067	1,934		2,116	2,728
Income from continuing operations		3,101	2,860		2,902	4,093
Income (loss) from discontinued operations, net of tax	13	—	1,272		(155)	—
Income for the year (shareholders of Parent Company and minority interests)		3,101	4,132		2,747	4,093
Attributable to minority interests		65	237		116	86
Attributable to shareholders of Parent Company		3,036	3,895		2,631	4,007
Earnings per share (euro)		0.50	0.67		0.45	0.66
Diluted earnings per share (euro)		0.50 *	0.67	*	0.45 *	0.66
Earnings from continuing operations per share (euro)		0.50	0.46		0.48	0.54
Diluted earnings from continuing operations per share (euro)		0.50 *	0.46	*	0.48 *	0.54
Earnings from discontinued operations per share (euro)		0.00	0.21		(0.03)
Diluted earnings from discontinued operations per share (euro)		0.00	0.21	*	(0.03)*

(*)	Calculated on the basis of the average number of ordinary shares in the year (6,169,511,965 in 2006, 6,142,108,113 in 2005, 6,083,948,691 in 2004) adjusted for the diluting effect of outstanding stock options (65 million in 2006, 29 million in 2005, 102 million in 2004). Earnings and diluted earnings per share, calculated on the basis of options exercised to date, do not change with respect to the figures calculated as above.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2006 AND 2005

		2006	2005	2006
	Note	(millions of euro)		(millions
				of U.S.
				dollars)

ASSETS
Current assets	14
Inventories	14.a	1,209	884	1,596
Trade receivables, net	14.b	7,958	8,316	10,502
Tax receivables	14.c	431	789	569
Current financial assets	14.d	402	569	531
Cash and cash equivalents	14.e	547	476	722
Other current assets	14.f	2,453	1,712	3,236

		13,000	12,746	17,156

Non-current assets	15
Property, plant and equipment, net	15.a	34,846	30,188	45,986
Intangible assets, net	15.b	2,982	2,182	3,935
Deferred tax assets	15.c	1,554	1,778	2,051
Investments accounted for using the equity method	15.d	56	1,797	74
Non-current financial assets	15.e	1,494	836	1,972
Other non-current assets	15.f	568	975	750

		41,500	37,756	54,768

TOTAL ASSETS		54,500	50,502	71,924

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	16
Short-term loans	16.a	1,086	1,361	1,433
Current portion of long-term loans	17.a	323	935	426
Trade payables	16.b	6,188	6,610	8,166
Income tax payable		189	28	249
Current financial liabilities	16.c	941	294	1,242
Other current liabilities	16.d	4,106	3,390	5,419

		12,833	12,618	16,935

Non-current liabilities
Long-term loans	17.a	12,194	10,967	16,092
Post-employment and other employee benefits	17.b	2,633	2,662	3,475
Provisions for risks and charges	17.c	4,151	1,267	5,478
Deferred tax liabilities	17.d	2,504	2,464	3,305
Non-current financial liabilities	17.e	116	262	153
Other non-current liabilities	17.f	1,044	846	1,378

		22,642	18,468	29,881

TOTAL LIABILITIES		35,475	31,086	46,816

		2006	2005	2006
	Note	(millions of euro)		(millions
				of U.S.
				dollars)

Equity attributable to the shareholders of the Parent Company	18
Share capital		6,176	6,157	8,150
Other reserves		4,386	4,249	5,788
Reserve from measurement of financial instruments		163	2	215
Retained earnings		5,934	5,923	7,831
Net income for the year*		1,801	2,726	2,378

		18,460	19,057	24,362
Equity attributable to minority interests		565	359	746

TOTAL SHAREHOLDERS’ EQUITY		19,025	19,416	25,108

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		54,500	50,502	71,924

(*)	Net of interim dividend equal to €1,235 million (€1,169 million for 2005)

The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

	Share Capital and Reserves Attributable to the Shareholders of the Parent Company
						Translation
						of Financial				Equity
						Statements	Reserve from	Net		Attributable to	Equity
		Share				in Currencies	Measurement	Income		the Shareholders	Attributable
	Share	Premium	Legal	Other	Retained	Other Than	of Financial	for the		of the Parent	to Minority	Shareholders’
	Capital	Reserve	Reserve	Reserves	Earnings	Euro	Instruments	Year		Company	Interests	Equity
	(millions of euro)

Millions of euro
January 1, 2004(1)	6,063	—	1,453	2,255	7,342	18	(200)	2,509		19,440	181	19,621
Exercise of stock options	41	208	—	—	(8)	—	—	—		241	—	241
Changes in scope of consolidation	—	—	—	—	(105)	—	—	—		(105)	816	711
Allocation of income	—	—	—	—	314	—	—	(314)		—	—	—
Dividends	—	—	—	—	—	—	—	(2,195)		(2,195)	—	(2,195)
Interim dividends	—	—	—	—	—	—	—	(2,014)		(2,014)	—	(2,014)
Net income for the year recognized in equity	—	—	—	—	—	(16)	(29)	—		(45)	—	(45)
Net income for the year recognized in income statement	—	—	—	—	—	—	—	2,631		2,631	116	2,747
December 31, 2004	6,104	208	1,453	2,255	7,543	2	(229)	617		17,953	1,113	19,066
Exercise of stock options	53	303	—	—	(17)	—	—	—		339	—	339
Other changes	—	—	—	(10)	(6)	—	—	—		(16)	(7)	(23)
Change in scope of consolidation	—	—	—	—	—	—	—	—		—	(892)	(892)
Dividends	—	—	—	—	(1,597)	—	—	(617)		(2,214)	(89)	(2,303)
2005 interim dividend	—	—	—	—	—	—	—	(1,169)		(1,169)	—	(1,169)
Net income for the year recognized in equity	—	—	—	—	—	38	231	—		269	(3)	266
Net income for the year recognized in income statement	—	—	—	—	—			3,895		3,895	237	4,132
December 31, 2005	6,157	511	1,453	2,245	5,923	40	2	2,726		19,057	359	19,416
Exercise of stock options	19	96	—	(7)	—	—	—	—		108	—	108
Stock option charges	—	—	—	7	—	—	—	—		7	—	7
Change in scope of consolidation	—	—	—	—	—	—	—	—		—	118	118
Transfer of net income from the previous year	—	—	—	—	2,726	—	—	(2,726)		—	—	—
Dividends	—	—	—	—	(2,715)	—	—	—		(2,715)	(9)	(2,724)
2006 interim dividend	—	—	—	—	—	—	—	(1,235	)(2)	(1,235)	—	(1,235)
Net income for the year recognized in equity	—	—	—	—	—	41	161	—		202	32	234
Net income for the year recognized in income statement	—	—	—	—	—	—	—	3,036		3,036	65	3,101
December 31, 2006	6,176	607	1,453	2,245	5,934	81	163	1,801		18,460	565	19,025

Millions of U.S. dollars
December 31, 2006	8,150	801	1,918	2,963	7,831	107	215	2,377		24,362	746	25,108

(1)	Reclassification from retained earnings to other reserves for an amount of €40 million

(2)	Authorized by the Board of Directors on September 6, 2006 with the ex dividend date set at November 20, 2006 and payment as from November 23, 2006.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES CONSOLIDATED

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

		2006	2005	2004	2006
	Note	(millions of euro)			(millions
					of U.S.
					dollars)

Income for the year (shareholders of the Parent Company and minority interests)		3,101	4,132	2,747	4,092
Adjustments for:
Amortization and impairment losses of intangible assets	15.b	193	308	491	255
Depreciation and impairment losses of property, plant and equipment	15.a	2,160	2,561	2,994	2,851
Exchange rate gains and losses (including cash and cash equivalents)		(87)	22	(1)	(115)
Provisions		820	781	1,042	1,082
Financial (income)/expense, net		515	808	1,001	680
Income taxes	12	2,067	2,147	1,498	2,728
(Gains)/losses and other non-monetary items		(407)	(1,295)	1,081	(537)

Cash flow from operating activities before changes in net current assets		8,362	9,464	10,853	11,036
Increase/(decrease) in provisions		(749)	(814)	(1,078)	(988)
(Increase)/decrease in inventories		(109)	125	(39)	(144)
(Increase)/decrease in trade receivables		449	(1,919)	(768)	593
(Increase)/decrease in other assets/liabilities		776	250	(1,546)	1,024
Increase/(decrease) in trade payables		(497)	1,265	819	(656)
Interest income and other financial income received		312	202	341	412
Interest expense and other financial expense paid		(847)	(1,065)	(1,473)	(1,118)
Income taxes paid		(941)	(1,815)	(2,274)	(1,242)

Cash flows from operating activities(a)		6,756	5,693	4,835	8,917

— of which: discontinued operations			730	731
Investments in property, plant and equipment	15.a	(2,759)	(3,037)	(3,538)	(3,641)
Investments in intangible assets	15.b	(204)	(220)	(296)	(269)
Investments in entities (or business units) less cash and cash equivalents acquired		(1,082)	(524)	(126)	(1,428)
Disposals of entities (or business units) less cash and cash equivalents sold		1,518	4,652	1,941	2,003
(Increase)/decrease in other investing activities		153	221	66	202

Cash flows from investing activities(b)		(2,374)	1,092	(1,953)	(3,133)

— of which: discontinued operations			(439)	(1,121)
Financial debt (new borrowing)	17.a	1,524	1,759	3,986	2,011
Financial debt (repayments and other changes)		(1,995)	(5,283)	(2,947)	(2,633)
Dividends paid	18	(3,959)	(3,472)	(4,256)	(5,225)
Increase in share capital and reserves due to the exercise of stock options	18	108	339	241	143
Capital contributed by minority shareholders		—	3	10

Cash flows from financing activities(c)		(4,322)	(6,654)	(2,966)	(5,704)

— of which: discontinued operations			(11)	443
Impact of exchange rate fluctuations on cash and cash equivalents(d)		4	14	(5)	5

Increase/(decrease) in cash and cash equivalents (a+b+c+d)		64	145	(2,167)	85
— of which: discontinued operations			280	53
Cash and cash equivalents at beginning of the year		508	363	452	670
— of which: discontinued operations			133	80

Cash and cash equivalents at the end of the year		572 (1)	508	363	755

— of which: discontinued operations			—	133

(1)	Of which short-term securities equal to €25 million at December 31, 2006.

The accompanying notes are an integral part of these consolidated financial statements.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1)	GENERAL

Enel S.p.A. (the “Parent”) and its subsidiaries (the “Subsidiaries” or the “Subsidiary Companies”), (collectively the “Company” or “Enel”) are involved in the generation, distribution and sale of electricity, providing the majority of the electric service in Italy. Gas distribution and sale, fuel trading, engineering and contracting represent the other principal activities of Enel. International operations are mainly represented by the generation and distribution of electricity in Europe, North and Latin America.

Enel’s privatization was launched in 1999 when 31.7% of its capital stock, were placed on the market by the Italian Government through the Italian Ministry of Economy and Finance (the “MEF”). In 2003, further approximate 6.6% of Enel’s capital stock was sold in a private placement. In 2004, an additional 18.9% of Enel’s capital stock was sold through a public offering. In July 2005, further 9.4% of Enel’s share capital was sold through a public offering in Italy and a private placement to institutional investors. At December 31, 2006, 21.14% of the share capital of the Parent Company is owned by the MEF and 10.16% is owned by Cassa Depositi e Prestiti S.p.A., a government held entity. As of that date, no other entity or individual held 2% or more of the Company’s outstanding ordinary shares.

Following are the significant acquisitions and disposals during the three years period ended December 31, 2006 as further described in note 4:

a. In 2004, the Company purchased Ottogas Group, Sicilmetano Group and Italgestioni Group, all active in the distribution and sale of gas for a total of €104 million. These acquisitions were accounted as for a purchases, with resulting goodwill of €8 million.

b. On June 23, 2004, the Company completed the Initial Public Offering (IPO) of 50% of the share capital of Terna, its subsidiary constituting the Transmission Division. Under the terms of the IPO, 1,000,000 shares were sold to financial institutions and to the public at €1.70 per share. In 2005 the Company completed a further two disposals amounting to 43.85% of Terna’s capital for a total consideration of €1,315 million, with a resulting gain of €1,149 million.

c. On April 28, 2005 the Company acquired a 24.62% stake in Romanian electricity distribution companies Electrica Banat and Electrica Dobrogea for €51 million. The total value of the transaction, equal to €131 million, included the simultaneous subscription in a capital increase, bringing Enel’s share in the two companies to 51%.

d. On August 11, 2005 Enel completed the first step of the sale of its Telecommunication business (Wind Telecomunicazioni SpA) to Weather Investment (Weather). Specifically, the Company sold a 62.75% stake in Wind to a subsidiary of Weather for €2,986 million, fully paid in cash, with a resulting gain of €4 million. On the same date, Enel also subscribed to a capital increase in Weather, acquiring a 5.2% stake for €305 million and both companies entered into a mutual put and call option on 6.28% of the capital stock of Wind for €328 million to be paid in cash. On February 8, 2006, Weather exercised the call option on the 6.28% interest in Wind for a consideration of €328 million fully paid in cash. The Company also contributed to Weather its remaining 30.97% stake in Wind in exchange for a 20.9% ownership interest in Weather. On December 21, 2006 Enel sold its 26.1% in Weather, which it had obtained in the Wind-Weather exchange of shares, for a total consideration of €1,962 million. The agreement envisaged the sale of 10% of Weather to a wholly-owned Weather subsidiary and the remaining 16.1% to its parent company Weather Investments II S.à.r.l. (Weather II).

e. On April 28, 2006 Enel acquired, for €840 million, a 66% interest in Slovenské elektrárne, a company that generates electricity in Slovakia. This acquisition was accounted for as purchase, with resulting goodwill of €561 million.

f. On May 30, 2006 Union Fenosa exercised the call option on 30% of Enel Union Fenosa Renovables (EUFER). The Company and Union Fenosa now control 50% of EUFER share capital and they have the joint management of EUFER. Union Fenosa paid Enel a total consideration of €72 million.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

g. On June 14, 2006 Enel exercised the call option on the minority interest of 40% in Maritza East III Power Holding. Following this transaction, the Company now holds a 73% stake in Enel Maritza East 3 (formerly Maritza East III Power Company), a Bulgarian generation company. Furthermore, the same day, Enel purchased for €4 million a 100% interest in Maritza O&M Holding Netherlands, a holding company that owns 73% of Enel Operations Bulgaria (formerly Maritza East 3 Operating Company), which is responsible for the maintenance of the Maritza East III power station; this acquisition was accounted as for a purchase, with a resulting goodwill of €2 million.

h. On June 21, 2006 Enel completed the acquisition of a 49.5% interest in Res Holdings, which holds a 100% stake in the Russian firm RusEnergoSbyt (energy trading and sales); the acquisition, for €84 million, was accounted for as purchase, with a resulting goodwill of €80 million. Enel now exercises joint control over the company together with the other shareholders; as a result, the company is consolidated on a proportionate basis.

i. On August 1, 2006, Enel purchased a 100% stake in Hydro Quebec Latin America (now Enel Panama), which exercises, together with the Company’s partner Globeleq (a private equity fund), de facto control over Fortuna, a Panamanian hydro generation company. This acquisition, with a total exchange value of €119 million, was accounted as for a purchase with a resulting goodwill of €62 million.

(2)	SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Accounting policies and measurement criteria

Enel SpA, which operates in the energy utility sector, has its registered office in Rome, Italy. The consolidated financial statements of the Company for the year ended December 31, 2006 comprise the financial statements of the Company and its subsidiaries (“the Group”) and the Group’s holdings in associated companies and joint ventures.

Compliance with IFRS/IAS

The consolidated financial statements for the year ended December 31, 2006 have been prepared in compliance with international accounting standards (International Accounting Standards (IAS) or International Financial Reporting Standards (IFRS), the interpretations of the International Financial Reporting Interpretations Committee (IFRIC) and the Standing Interpretations Committee (SIC) endorsed by the European Union (hereinafter, “IFRS-EU”).

Basis of presentation

The consolidated financial statements consist of the consolidated statements of income, the consolidated balance sheets, the consolidated statements of changes in shareholders’equity, the consolidated statements of cash flows and the related notes.

The assets and liabilities reported in the consolidated balance sheet are classified on a “current/non-current basis”, with separate reporting of assets and liabilities held for sale. Current assets, which include cash and cash equivalents, are assets that are intended to be realized, sold or consumed during the normal operating cycle of the company or in the twelve months following the balance-sheet date; current liabilities are liabilities that are expected to be settled during the normal operating cycle of the company or within the twelve months following the close of the financial year.

The consolidated income statement is classified on the basis of the nature of costs, while the indirect method is used for the cash flow statement.

The consolidated financial statements are presented in euro, the functional currency of the Parent Company Enel SpA. All figures are shown in millions of euro unless stated otherwise.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The financial statements are prepared using the cost method, with the exception of items that are measured at fair value under IFRS-EU, as specified in the measurement policies for the individual items.

In addition, it may also be noted that changes made to the classification of certain transactions recognized in the income statement in 2006, which are essentially related to the management of commodity risk, resulted in related reclassifications of the comparative figures for 2005 and 2004.

The Company’s Consolidated Financial Statements are presented in euro. The translations of the euro amounts into U.S. Dollars (“USD”) at the rate of USD 1.3197 to 1 euro are included solely for the convenience of the reader, using the noon buying rate in New York City for cable transfers in euro, as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2006. The convenience translations should not be construed as representations that the euro amounts have been, could have been, or could in the future be, converted into USD at this or any other rate of exchange.

Use of estimates

Preparing the consolidated financial statements under IFRS-EU requires the use of estimates and assumptions that impact the carrying amount of assets and liabilities and the related information on the items involved as well as the disclosure required for contingent assets and liabilities at the balance sheet date. The estimates and the related assumptions are based on previous experience and other factors considered reasonable in the circumstances. They are formulated when the carrying amount of assets and liabilities is not easily determined from other sources. The actual results may therefore differ from these estimates. The estimates and assumptions are periodically revised and the effects of any changes are reflected in the income statement if they only involve that period. If the revision involves both the current and future periods, the change is recognized in the period in which the revision is made and in the related future periods.

A number of accounting policies are considered especially important for understanding the financial statements. To this end, the following section examines the main items affected by the use of estimates, as well as the main assumptions used by management in measuring these items in compliance with the IFRS-EU. The critical element of such estimates is the use of assumptions and professional judgments concerning issues that are by their very nature uncertain.

Changes in the conditions underlying the assumptions and judgments could have a substantial impact on future results.

Revenue recognition

Revenues from sales to retail and wholesale customers are recognized on an accruals basis. Revenues from sales of electricity and gas to retail customers are recognized at the time the electricity or gas is supplied on the basis of periodic meter readings and also include an estimate of the value of electricity and gas consumption between the date of the last meter reading and the year end. Revenues between the date of the meter reading and the end of the year are based on estimates of the daily consumption of individual customers calculated on the basis of their consumption record, adjusted to take account of weather conditions and other factors that may affect consumption.

Pensions and other post-employment benefits

Part of the Group’s employees participate in pension plans offering benefits based on their wage history and years of service.

Certain employees are also eligible for other post-employment benefit schemes. The expenses and liabilities of such plans are calculated on the basis of estimates carried out by consulting actuaries, who use a combination of statistical and actuarial elements in their calculations, including statistical data on past years and forecasts of future costs.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other components of the estimation that are considered include mortality and withdrawal rates as well as assumptions concerning future developments in discount rates, the rate of wage increases and trends in the cost of medical care.

These estimates can differ significantly from actual developments owing to changes in economic and market conditions, increases or decreases in withdrawal rates and the lifespan of participants, as well as changes in the effective cost of medical care.

Such differences can have a substantial impact on the quantification of pension costs and other related expenses.

Recoverability of non-current assets

The carrying amount of non-current assets held and used (including goodwill and other intangibles) and assets held for sale is reviewed periodically and wherever circumstances or events suggest that more frequent review is necessary.

Where the value of a group of non-current assets is considered to be impaired, the carrying amount of the group of assets is written down to its recoverable value, as estimated on the basis of the use of the assets and their future disposal, in accordance with the company’s most recent plans.

The estimates of such recoverable values are considered reasonable. Nevertheless, possible changes in the estimation factors on which the calculation of such values is performed could generate different recoverable values. The analysis of each group of non-current assets is unique and requires management to use estimates and assumptions considered prudent and reasonable in the specific circumstances.

Recoverability of deferred tax assets

At December 31, 2006, the financial statements report deferred tax assets in respect of tax losses to be reversed in subsequent years in an amount whose recovery is considered by management to be highly probable.

The recoverability of such assets associated with losses carried forward is subject to the achievement of future profits sufficient to absorb such losses.

The assessment takes account of the estimate of future taxable income and is based on prudent tax planning strategies. However, where the Group should become aware that it would be unable to recover all or part of such tax assets in future years, the consequent adjustment of the assets would be taken to the income statement in the year in which this circumstance arises.

Litigation

The Enel Group is involved in various legal disputes regarding the generation, transport and distribution of electricity. In view of the nature of such litigation, it is not possible to predict the outcome of such disputes, which in some cases could be unfavorable.

Nevertheless, provisions have been recognized to cover all significant liabilities for cases in which management believes an adverse outcome is likely and a reasonable estimate of the amount of the loss can be made.

The Group is also involved in various disputes regarding urban planning and environmental issues (mainly regarding exposure to electromagnetic fields) associated with the construction and operation of a number of generation facilities and power lines.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Provision for doubtful receivables

The provision for doubtful receivables reflects estimates of losses on the Group’s receivables. Provisions have been made against expected losses calculated on the basis of historical experience with receivables with similar credit risk profiles, current and historical arrears, eliminations and collections, as well as the careful monitoring of the quality of the receivables portfolio and current and forecast conditions in the economy and the relevant markets.

Although the provision recognized is considered appropriate, the use of different assumptions or changes in economic conditions could lead to changes in the provision and therefore impact net income.

The estimates and assumptions are reviewed periodically and the effects of any change are taken to the income statement if they relate to only that year.. Where changes involve the current and future years, the variation is recognized in the year in which the review is conducted and in the related future years.

Decommissioning and site restoration

In calculating liabilities in respect of decommissioning and site restoration costs, especially for the decommissioning of nuclear power plants and the storage of waste fuel and other radioactive materials, the estimation of future costs is a critical process in view of the fact that such costs will be incurred over a very long period of time, estimated at up to 100 years.

The obligation, based on financial and engineering assumptions, is calculated by discounting the expected future cash flows that the Company considers it will have to pay for the decommissioning operation.

The discount rate used to determine the present value of the liability is the pre-tax risk-free rate and is based on the economic parameters of the country in which the nuclear plant is located.

That liability, which requires management to make professional judgments in calculating its amount, is quantified on the basis of the technology existing at the measurement date and is reviewed each year, taking account of developments in decommissioning and site restoration technology, as well as the ongoing evolution of the legislative framework and the sensitivity of governments and the general public to the protection of health and the environment.

Subsequently, the obligation is increased to reflect the passage of time and any changes in estimates.

In addition to the items listed above, estimates were also used with regard to financial instruments, share-based payment plans and the fair value measurement of assets and liabilities acquired in business combinations. For these items, the estimates and assumptions are discussed in the notes on the accounting policies adopted.

Related parties

Related parties are mainly parties that have the same parent company with Enel SpA, companies that directly or indirectly through one or more intermediaries control, are controlled or are subject to the joint control of Enel SpA and in which the latter has a holding that enables it to exercise a significant influence. Related parties also include the managers with strategic responsibilities, and their close relatives, of Enel SpA and the companies over which it exercises direct, indirect or joint control and over which it exercises a significant influence. Managers with strategic responsibilities are those persons who have the power and direct or indirect responsibility for the planning, management and control of the activities of the company. They include company directors.

Subsidiaries

Subsidiaries comprise those entities for which the Group has the direct or indirect power to determine their financial and operating policies for the purposes of obtaining the benefits of their activities. In assessing the existence of a situation of control, account is also taken of potential voting rights that are effectively exercisable or

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

convertible. The figures of the subsidiaries are consolidated on a full line-by-line basis as from the date control is acquired until such control ceases.

Special purpose entities

The Group consolidates a special purpose entity (SPE) when it exercises de facto control over such entity. Control is achieved if in substance the Group obtains the majority of the benefits produced by the SPE and supports the majority of the remaining risks or risks of ownership of the SPE, even if it does not own an equity interest in such entity.

Associated companies

Associated companies comprise those entities in which the Group has a significant influence. Potential voting rights that are effectively exercisable or convertible are also taken into consideration in determining the existence of significant influence. These companies are initially recognized at cost and are subsequently measured using the equity method, allocating the purchase costs of the assets, liabilities and identifiable contingent liabilities of the acquired company at their fair values in an analogous manner to the treatment of business combinations. The Group’s share of profit or loss is recognized in the consolidated financial statements from the date on which it acquires the significant influence over the entity until such influence ceases.

Should the Group’s share of the loss for the period exceed the carrying amount of the equity investment, the latter is impaired and any excess loss is recognized as a provision if the Group has a legal or constructive obligation to cover the associate’s loss.

Joint ventures

Interests in joint ventures — enterprises in which the Group exercises joint control with other entities — are consolidated using the proportionate method. The Group recognizes its share of the assets, liabilities, revenues and expenses on a line-by-line basis in proportion to the Group’s share in the entity from the date on which joint control is acquired until such control ceases. Potential voting rights that are effectively exercisable or convertible are taken into consideration in determining the existence of joint control.

The following table reports the contribution of joint ventures to the main aggregates in the consolidated financial statements:

		Enel Unión Fenosa
	Fortuna	Renovables(1)	RusEnergoSbyt
	at Dec. 31, 2006
	(millions of euro)

Percentage consolidation	49.9%	50.0%	49.5%
Current assets	26	52	17
Non-current assets	154	234	—
Current liabilities	14	44	10
Non-current liabilities	47	182	—
Revenues	18	53	202
Costs	15	31	196

(1)	Includes amounts for companies over which Enel Unión Fenosa Renovables exercises joint control.

Consolidation procedure

The financial statements of subsidiaries used to prepare the consolidated financial statements were prepared at December 31, 2006 in accordance with the accounting policies adopted by the Parent Company.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

All intragroup balances and transactions, including any unrealized profits or losses on transactions within the Group, are eliminated, net of the theoretical tax effect. Unrealized profits and losses with associates and joint ventures are eliminated for the part attributable to the Group.

In both cases, unrealized losses are eliminated except when relating to impairment.

Translation of foreign currency items

Each subsidiary prepares its financial statements in the functional currency of the economy in which it operates.

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

Translation of financial statements denominated in a foreign currency

For the purposes of the consolidated financial statements, all profits/losses, assets and liabilities are stated in euro, which is the functional currency of the Parent Company, Enel SpA.

In order to prepare the consolidated financial statements, the financial statements of consolidated companies in functional currencies other than the euro are translated into euro by applying the relevant period-end exchange rate to the assets and liabilities, including goodwill and consolidation adjustments, and the average exchange rate for the period.

Any resulting exchange rate gains or losses are recognized as a separate component of equity in a special reserve. The gains and losses are recognized in the income statement on the disposal of the subsidiary.

Business combinations

All business combinations are recognized using the purchase method, where the purchase cost is equal to the fair value at the date of the exchange of the assets acquired and the liabilities assumed, plus any costs directly attributable to the acquisition. This cost is allocated by recognizing the assets, liabilities and identifiable contingent liabilities of the acquired company at their fair values. Any positive difference between the purchase cost and the fair value of the share of the net assets acquired attributable to the Group is recognized as goodwill. Any negative difference is recognized in profit or loss. If the fair values of the assets, liabilities and contingent liabilities can only be calculated on a provisional basis, the business combination is recognized using such provisional values. Any adjustments resulting from the completion of the measurement process are recognized within twelve months of the date of acquisition.

On first-time adoption of the IFRS-EU, the Group elected to not apply IFRS 3 (Business combinations) retrospectively to acquisitions carried out before January 1, 2004. Accordingly, the goodwill associated with acquisitions carried out prior to the IFRS-EU transition date is still carried at the amount reported in the last consolidated financial statements prepared on the basis of previous accounting principles (December 31, 2003).

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Property, plant and equipment

Property, plant and equipment is recognized at historical cost, including directly attributable ancillary costs necessary for the asset to be ready for use. It is increased by the present value of the estimate of the costs of decommissioning and removing the asset where there is a legal or constructive obligation to do so. The corresponding liability is recognized under provisions for risks and charges. The accounting treatment of changes in the estimate of these costs, the passage of time and the discount rate is discussed under “Provisions for risks and charges”. Financial charges in respect of loans granted for the purchase of the assets are recognized in profit or loss as an expense in the period they accrue.

Certain items of property, plant and equipment that were revalued at January 1, 2004 (the transition date) or in previous periods are recognized at their revalued amount, which is considered as their deemed cost at the revaluation date.

Subsequent expenditure relating to an item of property, plant and equipment is recognized as an increase in the carrying amount of the asset when it is probable that future economic benefits deriving from the cost incurred to replace a component of such item will flow to the enterprise and the cost of the item can be reliably determined. All other expenditure is recognized as an expense in the period in which it is incurred. Where major components of property, plant and equipment have different useful lives, the components are recognized and depreciated separately.

The cost of replacing part or all of an asset is recognized as an increase in the value of the asset and is depreciated over its useful life; the net carrying amount of the replaced unit is eliminated through profit or loss, with the recognition of any capital gain/loss.

Property, plant and equipment is reported net of accumulated depreciation and any impairment losses determined as set out below. Depreciation is calculated on a straight-line basis over the item’s estimated useful life, which is reviewed annually, and any changes are reflected on a prospective basis. Depreciation begins when the asset is ready for use. The estimated useful life of the main items of property, plant and equipment is as follows:

Useful life

Civil buildings	40 years
Hydroelectric power plants(1)	40 years
Thermal power plants(1)	40 years
Nuclear power plants	40 years
Geothermal power plants	20 years
Alternative energy power plants	20 years
Transport lines	40 years
Transformation plant	32-42 years
Medium- and low-voltage distribution networks	30-40 years
Gas distribution networks and meters	25-50 years
Telecommunications systems and networks	5.5-20 years
Industrial and commercial equipment	4 years

(1)	Excluding assets to be relinquished at end of concession, which are depreciated over the duration of the concession if shorter than useful life.

Land, both unbuilt and on which civil and industrial buildings stand, is not depreciated as it has an indefinite useful life.

The Group is the concession holder for the distribution and sale of electricity to the regulated market (non-eligible customers). The concession, granted by the Ministry for Economic Development, was issued free of charge

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and terminates on December 31, 2030. If the concession is not renewed upon expiry, the grantor is required to pay Enel an indemnity, at current values, for the assets owned by the Group that serve the concession. These assets, which comprise the electricity distribution networks, are recognized under “Property, plant and equipment” and are depreciated over their useful lives.

The Group’s plants include assets to be relinquished free of charge at the end of the concession. These mainly relate to major water diversion works and the public lands used for the operation of the thermal power plants. The concessions terminate in 2029, and in 2020 respectively (2010 for plants located in the Autonomous Provinces of Trento and Bolzano). If the concessions are not renewed, at those dates all intake and governing works, penstocks, outflow channels and other assets on public lands will be relinquished free of charge to the State in good operating condition. The Group believes that the existing ordinary maintenance programs ensure that the assets will be in good operating condition at the termination date.

Accordingly, depreciation on assets to be relinquished is calculated over the shorter of the term of the concession and the remaining useful lives of the assets.

The Group also operates in the gas distribution sector under concessions granted by local authorities for terms not exceeding twelve years. Local authorities can use service agreements to regulate the terms and conditions of the distribution service, as well as quality targets to be achieved. The concessions are granted based upon the financial conditions, quality and safety standards, investment plans, and technical and managerial expertise offered. The majority of the gas distribution concessions held by Enel expire on December 31, 2009. For the majority of the concessions, upon expiry the local authorities will hold new tenders to renew the concession. If the concession is not renewed, the new concession holder is required to pay to the Group an indemnity equal to the fair value of the assets that serve the concession. For certain concessions, on the expiry date the distribution networks will be relinquished free of charge to the local authorities in good operating condition. Such assets are carried under “Property, plant and equipment” and are depreciated over their useful life, where the concession agreement provides for an indemnity at the end of the concession period, or on the basis of the shorter of the term of the concession and the remaining useful life of the assets, where the assets are to be relinquished free of charge at the end of the concession.

Property, plant and equipment acquired under finance leases, whereby all risks and rewards incident to ownership are substantially transferred to the Group, are initially recognized as Group assets at the lower of fair value and the present value of the minimum lease payments due, including the payment required to exercise any purchase option. The corresponding liability due to the lessor is recognized under financial payables. The assets are depreciated on the basis of their useful lives. If it is not reasonably certain that the Group will acquire the assets at the end of the lease, they are depreciated over the shorter of the lease term and the useful life of the assets.

Leases where the lessor retains substantially all risks and rewards incident to ownership are classified as operating leases. Operating lease costs are taken to profit or loss on a systematic basis over the term of the lease.

Intangible assets

Intangible assets, all with a definite useful life, are measured at purchase or internal development cost, when it is probable that the use of such assets will generate future economic benefits and the related cost can be reliably determined.

The cost includes any directly attributable incidental expenses necessary to make the assets ready for use. The assets are shown net of accumulated amortization and any impairment losses, determined as set out below.

Amortization is calculated on a straight-line basis over the item’s estimated useful life, which is evaluated annually; any changes in amortization policies are reflected on a prospective basis.

Amortization commences when the asset is ready for use.

The estimated useful life of the significant intangible assets is reported in Note 15.b.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Goodwill deriving from the acquisition of subsidiaries, associated companies or joint ventures is allocated to each of the cash-generating units identified. After initial recognition, goodwill is not amortized and is adjusted for any impairment losses, determined using the criteria described in the notes. Goodwill relating to equity investments in associates is included in their carrying amount.

Impairment losses

Property, plant and equipment and intangible assets with a definite life are reviewed at least once a year to determine whether there is evidence of impairment. If such evidence exists, the recoverable amount of any property, plant and equipment and intangible assets with a definite life is estimated.

The recoverable amount of goodwill and intangible assets with an indefinite useful life, if any, as well as that of intangible assets not yet available for use, is estimated annually.

The recoverable amount is the higher of an asset’s fair value less selling costs and its value in use.

Value in use is determined by discounting estimated future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and the specific risks of the asset. The recoverable amount of assets that do not generate independent cash flows is determined based on the cash-generating unit to which the asset belongs.

An impairment loss is recognized in the income statement if an asset’s carrying amount or that of the cash-generating unit to which it is allocated is higher than its recoverable amount.

Impairment losses of cash generating units are first charged against the carrying amount of any goodwill attributed to it and then against the value of other assets, in proportion to their carrying amount.

With the exception of those recognized for goodwill, impairment losses are reversed if the impairment has been reduced or is no longer present or there has been a change in the assumptions used to determine the recoverable amount.

Inventories

Inventories are measured at the lower of cost and net estimated realizable value. Average weighted cost is used, which includes related ancillary charges. Net estimated realizable value is the estimated normal selling price net of estimated selling costs.

The consumption of nuclear fuel is recognized on the basis of the energy generated by the nuclear power plants.

Financial instruments

Debt securities

Debt securities that the Company intends and is able to hold until maturity are recognized at the trade date and, upon initial recognition, are measured at fair value including transaction costs; subsequently, they are measured at amortized cost using the effective interest rate method, net of any impairment losses.

For securities measured at fair value through shareholders’ equity (available-for-sale securities), when a reduction in fair value has been recognized directly in equity and there is objective evidence that such securities have suffered an impairment loss, the cumulative loss recognized in equity is reversed to the income statement. For securities measured at amortized cost (loans and receivables or held-to-maturity investments), the amount of the loss is equal to the difference between the carrying amount and the present value of future cash flows discounted using the original effective interest rate.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt securities held for trading and designated at fair value through profit or loss are initially recognized at fair value and subsequent variations are recognized in profit or loss.

Equity investments in other entities and other financial assets

Equity investments in entities other than subsidiaries, associates and joint ventures as well as other financial assets are recognized at fair value with any gains or losses recognized in equity (if classified as “available for sale”) or in profit or loss (if classified as “fair value through profit or loss”). On the sale of available-for-sale assets, any accumulated gains and losses are released to the income statement.

When the fair value cannot be determined reliably, equity investments in other entities are measured at cost adjusted by impairment losses with any gains or losses recognized in profit or loss. Such impairment losses are measured as the difference between the carrying amount and the present value of future cash flows discounted using the market interest rate for similar financial assets. The losses are not reversed.

Other assets classified under “loans and receivables” are initially recognized at fair value adjusted for transaction costs and are subsequently measured at amortized cost using the effective interest rate method, net of any impairment losses.

Cumulative impairment losses for assets measured at fair value through shareholders’ equity are equal to the difference between the purchase cost (net of any principal repayments and amortization) and the current fair value, reduced for any loss already recognized through profit or loss, and are reversed from equity to the income statement to the extent attributable to the year in which such loss is incurred.

Trade receivables

Trade receivables are recognized at amortized cost, net of any impairment losses. Impairment is determined on the basis of the present value of estimated future cash flows, discounted at the original effective interest rate.

Trade receivables falling due in line with generally accepted trade terms are not discounted.

Cash and cash equivalents

This category is used to record cash and cash equivalents that are available on demand or at very short term, and do not incur collection costs.

Cash and cash equivalents are reported net of bank overdrafts at period-end in the consolidated statement of cash flows.

Trade payables

Trade payables are recognized at amortized cost. Trade payables falling due in line with generally accepted trade terms are not discounted.

Financial liabilities

Financial liabilities other than derivatives are initially recognized at the settlement date at fair value, less directly attributable transaction costs. Financial liabilities are subsequently measured at amortized cost using the effective interest rate method.

Derivative financial instruments

Derivatives are recognized at the trade date at fair value and are designated as hedging instruments, if at all, when the relationship between the derivative and the hedged item is formally documented and the effectiveness of the hedge (assessed periodically) is high.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The manner in which the result of measurement at fair value is recognized depends on the type of hedge accounting adopted, if any.

When the derivatives are used to hedge the risk of changes in the fair value of hedged assets or liabilities, any changes in the fair value of the hedging instrument are taken to income statement. The adjustments in the fair values of the hedged assets or liabilities are also taken to income statement to the extent of the risk being hedged.

When derivatives are used to hedge the risk of changes in the cash flows generated by the hedged items, changes in fair value are initially recognized in equity, in the amount qualifying as effective, and subsequently released to profit or loss in line with the gains and losses on the hedged item.

Hedge ineffectiveness and fair value changes on non-hedging derivatives are taken to income statement.

Changes in the fair value of derivatives that do not qualify for hedge accounting are recognized in the income statement.

Employee benefits

Liabilities related to employee benefits paid upon leaving or after ceasing employment in connection with defined benefit plans or other long-term benefits accrued during the employment period, which are recognized net of any plan assets, are determined separately for each plan, using actuarial assumptions to estimate the amount of the future benefits that employees have accrued at the balance sheet date. The liability is recognized on an accruals basis over the vesting period of the related rights. These appraisals are performed by independent actuaries.

The cumulative actuarial gains and losses exceeding 10% of the greater of the present value of the defined benefit obligation and the fair value of the plan assets are recognized in profit or loss over the expected average remaining working lives of the employees participating in the plan. Otherwise, they are not recognized.

Where there is a demonstrable commitment, with a formal plan without realistic possibility of withdrawal, to a termination before retirement eligibility has been reached, the benefits due to employees in respect of the termination are recognized as a cost and measured on the basis of the number of employees that are expected to accept the offer.

Share-based payments

The cost of services rendered by employees and remunerated through stock option plans is determined based on the fair value of the options granted to employees at the grant date.

The calculation method to determine the fair value considers all characteristics of the option (option term, price and exercise conditions, etc.), as well as the Enel share price at the grant date, the volatility of the stock and the yield curve at the grant date consistent with the expected life of the plan. The pricing model used is the Cox-Rubinstein.

This cost is recognized in the income statement over the vesting period considering the best estimate possible of the number of options that will become exercisable.

Provisions for risks and charges

Accruals to the provisions for risks and charges are recognized where there is a legal or constructive obligation as a result of a past event at period-end, the settlement of which is expected to result in an outflow of resources whose amount can be reliably estimated.

Where the impact is significant, the accruals are determined by discounting expected future cash flows using a pre-tax discount rate that reflects the current market assessment of the time value of money and, if applicable, the risks specific to the liability.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

If the amount is discounted, the increase in the provision over time is recognized as a financial expense.

Where the liability relates to decommissioning and/or site restoration in respect of property, plant and equipment, the provision offsets the related asset. The expense is recognized in profit or loss through the depreciation of the item of property, plant and equipment to which it relates.

Where the liability regards the treatment and storage of nuclear waste and other radioactive materials, the provision is recognized against the related operating costs.

Changes in estimates are recognized in the income statement in the period in which the changes occur, with the exception of those in the costs of dismantling, removal and remediation resulting from changes in the timetable and costs necessary to extinguish the obligation or a change in the discount rate, which increase or decrease the value of the related assets and are taken to the income statement through depreciation. Where they increase the value of the assets, it is also determined whether the new carrying amount of the assets may not be fully recoverable. If this is the case, the assets are tested for impairment, estimating the unrecoverable amount and recognizing any loss in respect of the impairment.

Where the changes in estimates decrease the value of the assets, the reduction is recognized up to the carrying amount of the assets. Any excess is recognized immediately in the income statement.

Grants

Grants are recognized at fair value when it is reasonably certain that they will be received or that the conditions for receipt have been met.

Grants received for specific expenditure or specific assets the value of which is recognized as an item of property, plant and equipment or an intangible asset are recognized as other liabilities and credited to the income statement over the period in which the related costs are recognized.

Revenues

Revenues are recognized using the following criteria depending on the type of transaction:

•	revenues from the sale of goods are recognized when the significant risks and rewards of ownership are transferred to the buyer and their amount can be reliably determined and collected;

•	revenues from the sale and transport of electricity and gas refer to the quantities provided during the period, even if these have not yet been invoiced, and are determined using estimates as well as the fixed meter reading figures. Where applicable, this revenue is based on the rates and related restrictions established by law, the Authority for Electricity and Gas and the corresponding foreign authorities during the applicable period;

•	revenues from the rendering of services are recognized in line with the stage of completion of the services. Where it is not possible to reliably determine the value of the revenues, they are recognized in the amount of the costs that it is considered will be recovered;

•	connection fees related to the distribution of electricity are treated independently of any other service connected with the provision of electricity and therefore are recorded in a single amount upon completion of the connection service.

With respect to revenues included in discontinued operations in 2004 and 2005:

•	revenues for the telecommunications sector from traffic, interconnections, and roaming are recorded according to the usage by customers and telephone operators calculated on an accrual basis. Such revenues include the amount relating to the access to and use of the Company’s network by customers and other domestic and international telephone operators. Revenues from the sale of rechargeable telephone cards are

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

recorded solely for the amount corresponding to prepaid traffic effectively used by customers during the year. The prepaid traffic not yet used as of balance sheet date is recognized as “deferred income”. Revenues from the sale of mobile and fixed telephones and related accessories are recorded at the time of the transfer of ownership.

Financial income and expense

Financial income and expense is recognized on an accruals basis in line with interest accrued on the net carrying amount of the related financial assets and liabilities using the effective interest rate method.

Dividends

Dividends are recognized when the shareholder’s right to receive them is established.

Dividends and interim dividends payable to third parties are recognized as changes in equity at the date they are approved by the Shareholders’ Meeting and the Board of Directors, respectively.

Income taxes

Current income taxes for the period are determined using an estimate of taxable income and in conformity with the relevant tax regulations.

Deferred tax liabilities and assets are calculated on the temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their corresponding values recognized for tax purposes on the basis of tax rates in effect on the date the temporary difference will reverse, which is determined on the basis of tax rates that are in force or substantively in force at the balance sheet date.

Deferred tax assets are recognized when recovery is probable, i.e. when an entity expects to have sufficient future taxable income to recover the asset.

The recoverability of deferred tax assets is reviewed at each period-end. Taxes in respect of components recognized directly in equity are taken directly to equity.

Discontinued operations and non-current assets held for sale

The assets or groups of assets and liabilities whose carrying amount will mainly be recovered through sale, rather than through ongoing use, are shown separately from the other balance sheet assets and liabilities. Assets classified as held-for-sale are measured at the lower of the carrying amount and estimated realizable value, net of selling costs. Any losses are expensed directly in the income statement. The corresponding values for the previous period are not reclassified.

Gains or losses on operating assets sold (relating to discontinued operations) are shown separately in the income statement, net of the tax effects. The corresponding values for the previous period are reclassified and reported separately in the income statement, net of tax effects, for comparative purposes.

Recently issued accounting standards

Standards not yet adopted

In 2006, the European Commission endorsed and published the following new accounting principles, amendments and interpretations to supplement the existing standards approved and published by the International Accounting Standards Board (IASB) and the International Financial Reporting Committee (IFRIC).

•	“IFRS 7 — Financial instruments: disclosure”: this standard supplements the standards for the recognition, measurement and presentation in the financial statements of financial assets and liabilities dealt with under

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

IAS 32 “Financial instruments: disclosure and presentation” and under IAS 39 “Financial instruments: recognition and measurement” and supersedes IAS 30 “Disclosures in the financial statements of banks and similar financial institutions”. IFRS 7 requires additional disclosure of the significance of financial instruments for a company’s financial performance and position, as well as a description of management’s objectives, policies and processes for managing risks associated with financial instruments. This standard has already been adopted by the European Commission and takes effect starting as of the financial statements for periods beginning on or after January 1, 2007. Enel is assessing any impact this new standard may have in terms of disclosure in its consolidated financial statements.

•	“IFRIC 8 — Scope of IFRS 2”: this interpretation clarifies whether IFRS 2 applies to arrangements where entities cannot specifically identify a portion or the entirety of the goods or services received. The issue addressed in this interpretation provides that, in the case in which the identifiable consideration received is less than the fair value of the equity instruments granted or liability incurred, the unidentifiable good/services received (or to be received) shall be valued, at the date of granting, at an amount equal to the difference between the fair value of the share-based payment and the fair value of the goods/services received (or to be received). The application of this interpretation, which has already been adopted by the European Commission, takes effect starting as of the financial statements for periods beginning on or after May 1, 2006. The Company is in the process of evaluating the impact of this standard on its consolidated financial statements.

•	“IFRIC 9 — Reassessment of embedded derivatives”: this interpretation establishes that the company shall assess whether embedded derivatives are to be recognized separately from the host contract at the time the company becomes party to the contract. Subsequent reassessment of the terms of the contract for separate recognition is prohibited, unless there is a change in the underlying contract that significantly modifies the related cash flows. Enel believes that the application of this interpretation, which has already been adopted by the European Commission and takes effect starting as of the financial statements for periods beginning on or after June 1, 2006, will not have a material impact on its consolidated financial statements.

First-time adoption of applicable standards

•	Amendment of IAS 19 “Employee benefits”: the primary changes concern the option for the alternative treatment of actuarial gains and losses. Enel, which currently applies the corridor approach, has elected to not adopt the option introduced by this amendment. The amendment is effective as of January 1, 2006.

•	“IFRIC 4 — Determining whether an arrangement contains a lease”: the interpretation establishes the guidelines for identifying whether, in substance, a contract constitutes a lease as defined by IAS 17. The amendment is effective as of January 1, 2006. Specifically, in determining whether a contract is, or contains, a lease, the company must look to the substance of the arrangement and verify whether the contract: (a) explicitly or implicitly provides for the use of a specific asset or assets without which one of the parties to the contract would not be able to fulfill its contractual obligations; (b) transfers the right to use such assets. The application of this standard had no significant impact on Enel’s consolidated financial statements.

•	“IFRIC 5 — Rights to interests arising from decommissioning, restoration and environmental funds”, effective as of January 1, 2006. This interpretation establishes the criteria for recognizing and measuring contributions to funds established to decommission assets that have the following characteristics: (a) the fund assets are owned and managed by a legal entity that is distinct from the company; (b) the company contributing to the fund has a limited right of access to fund assets. The contributor separately recognizes its obligation to pay the decommissioning costs and its interest in the fund. The interest shall be measured at the lower of: (a) the amount of the decommission obligation recognized; and (b) the contributor’s share of the fair value of the net assets of the fund attributable to contributors. Changes in the carrying amount of this right to receive a reimbursement other than contributions to, and payments from, the fund shall be recognized in the income statement of the period in which the changes occur. In the case in which the

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest in the fund is such as to allow the company to exercise control, considerable influence or joint control of the fund, the interest in the fund is recognized, respectively, as an interest in a subsidiary, associate or joint venture. The application of this standard had no effect on Enel’s consolidated financial statements.

(3)	RISK MANAGEMENT

Market risk

As part of its operations, Enel is exposed to different market risks, notably the risk of changes in interest rates, exchange rates and commodity prices.

To contain this exposure within the limits set at the start of the year as part of its risk management policies, Enel enters into derivative contracts using instruments available on the market.

Transactions that qualify for hedge accounting are designated as hedging transactions, while those that do not qualify for hedge accounting are classified as trading transactions.

The average term of length of the hedging transaction is approximately seven years.

The total ineffective amounts recognized in the income statement in 2006, 2005 and 2004 are equal to €1.1 million, €0.9 million and €1 million respectively.

The fair value is determined using the official prices for instruments traded on regulated markets, where available. The fair value of instruments not listed on regulated markets is determined using valuation methods appropriate for each type of financial instrument and market data as of the close of the financial year (such as interest rates, exchange rates, commodity prices, volatility), discounting expected future cash flows on the basis of the market yield curve at the balance sheet date and translating amounts in currencies other than the euro using year-end exchange rates provided by the European Central Bank. Where possible, contracts relating to commodities are measured using market prices related to the same instruments on both regulated and other markets. Contracts for differences are measured using a model based on the forward prices at the valuation date for the energy commodity analyzed, estimating developments in the electricity market in the reference period.

The financial assets and liabilities associated with derivative instruments are classified as:

•	cash flow hedges, mainly related to hedging the risk of changes in the cash flows associated with a number of long-term floating-rate loans and certain contracts entered into by Enel in order to stabilize revenues from the sale of electricity on the Italian Power Exchange (two-way contracts for differences);

•	trading derivatives, related to hedging interest and exchange rate risk and commodity risk but which do not qualify for recognition under IAS 39 as hedges of specific assets, liabilities, commitments or future transactions.

The measurement techniques used for the open derivatives positions at the end of the year are the same as those adopted the previous year. Accordingly, the impact on profit or loss and shareholders’ equity of such measurement is essentially attributable to normal market developments.

The notional value of a derivative is the contractual amount on the basis of which differences are exchanged. This amount can be expressed as a value or a quantity (for example tons, converted into euro by multiplying the notional amount by the agreed price). Amounts denominated in currencies other than the euro are translated into euro at the exchange rate prevailing at the balance-sheet date.

The notional amounts of derivatives reported here do not represent amounts exchanged between the parties and therefore are not a measure of the Company’s credit risk exposure.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Interest rate risk

Various types of derivatives are used to reduce the amount of debt exposed to interest rate fluctuations and to reduce borrowing costs. These include interest rate swaps, interest rate collars and swaptions, as detailed in the following table:

	Notional Value
	2006	2005
	(millions of euro)

Interest rate swaps	5,132	4,866
Interest rate collars	45	62
Swaptions	—	69

Total	5,177	4,997

Interest rate derivatives, specifically interest rate swaps, are used in order to reduce the amount of debt exposed to changes in interest rates and to reduce the volatility of borrowing costs. In an interest rate swap, Enel enters into an agreement with a counterparty to exchange at specified intervals floating-rate interest flows for fixed-rate interest flows (agreed between the parties), both of which are calculated on the basis of a notional principal amount.

Interest rate collars are used to reduce the impact of potential increases in interest rates on its floating-rate debt. Such contracts are normally used when the fixed interest rate that can be obtained in an interest rate swap is considered too high with respect to Enel’s expectations for future interest rate developments. In addition, interest rate collars are also considered appropriate in periods of uncertainty about future interest rate developments, in order to benefit from any decreases in interest rates. In such cases, Enel normally uses zero-cost collars, which do not require the payment of a premium.

A swaption gives the holder the right to enter into an interest rate swap with specified characteristics at an agreed future date. Enel normally acquires the right to pay a fixed rate or sells the right to receive a fixed rate in the case of the exercise of the option in order to obtain, where the option is exercised, a swap paying a fixed rate lower than the current market rate.

All these contracts are agreed with a notional amount and expiry date lower than or equal to that of the underlying financial liability or the expected future cash flows, so that any change in the fair value and/or expected future cash flows is offset by a corresponding change in the fair value and/or the expected future cash flows of the underlying position.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Accordingly, the fair value of the financial derivatives generally reflects the estimated amount that Enel would have to pay or receive in order to terminate the contracts at the balance-sheet date. The following table reports the notional amount and fair value of interest rate derivatives at December 31, 2006 and December 31, 2005.

	Notional		Fair Value		Fair Value Assets		Fair Value Liabilities
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2006	2005	2006	2005	2006	2005	2006	2005
	(millions of euro)

Cash flow hedge derivatives:
Interest rate swaps	4,823	4,196	(79)	(261)	37	11	(116)	(272)
Interest rate collars	3	62	—	—	—	—	—	—
Swaptions	—	69	—	—	—	—	—	—
Trading derivatives:
Interest rate swaps	309	670	(26)	(54)	—	1	(26)	(55)
Interest rate collars	42	—	—	—	—	—	—	—
Total interest rate swaps	5,132	4,866	(105)	(315)	37	12	(142)	(327)
Total interest rate collars	45	62	—	—	—	—	—	—
Total swaptions	—	69	—	—	—	—	—	—

TOTAL INTEREST RATE DERIVATIVES	5,177	4,997	(105)	(315)	37	12	(142)	(327)

The following table reports the expected net financial income/(expense) in respect of these derivatives in the coming years, as well as the related amount resulting from a 10% increase or decrease in market interest rates. Actual changes in market interest rates may differ from the hypothetical changes.

Expected net financial income/(expense) in respect of interest rate derivatives in cash flow hedges.

	2007	2008	2009	2010	2011	Beyond
	(millions of euro)

Current rates decreased by 10%	(28)	(49)	(17)	(16)	(15)	(66)
Current rates at Dec. 31, 2006	(18)	(35)	(5)	(5)	(5)	(28)
Current rates increased by 10%	(8)	(20)	7	6	5	11

The market value of interest rate derivatives classified in the trading book at December 31, 2006 was a negative €26 million (compared with a negative €54 million at December 31, 2005).

The following table reports the expected net financial expense in respect of these derivatives in the coming years, as well as the expected changes in such expense resulting from a 10% increase or decrease in market interest rates. Actual changes in market interest rates may differ from the hypothetical changes.

Expected net financial income/(expense) in respect of interest rate derivatives in the trading book

	2007	2008	2009	2010	2011	Beyond
	(millions of euro)

Current rates decreased by 10%	(7)	(6)	(6)	(3)	(3)	(10)
Current rates at Dec. 31, 2006	(6)	(5)	(5)	(3)	(2)	(9)
Current rates increased by 10%	(5)	(4)	(4)	(2)	(2)	(7)

Exchange rate risk

In order to reduce the exchange rate risk on foreign currency assets, liabilities and expected future cash flows, Enel uses foreign exchange forward and option contracts in order to hedge cash flows in currencies other than the euro, however, no hedge accounting is applied in this respect. Payments in foreign currency are mainly denominated

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

in dollars and Swiss francs. The buy and sell amounts in such contracts are notional values. Foreign exchange options, which are negotiated on unregulated markets, give Enel the right or the obligation to acquire or sell specified amounts of foreign currency at a specified exchange rate at the end of a given period of time, normally not exceeding one year. The maturity of forward contracts does not normally exceed twelve months.

At December 31, 2006 Enel had outstanding forward and option contracts totaling €1,574 million (€1,871 million at December 31, 2005).

	Notional Value
	2006	2005
	(millions of euro)

Forward contracts hedging commodities	875	1,357
Forward contracts hedging commercial paper	377	35
Forward contracts hedging future cash flows	192	212
Other forward contracts	50	194
Options	80	73

Total	1,574	1,871

More specifically, these include:

•	contracts with a notional value of €1,067 million used to hedge the exchange rate risk associated with purchases of fuel, imported electricity and expected cash flows in currencies other than the euro (€1,569 million at December 31, 2005); and

•	contracts with a notional value of €377 million used to hedge the exchange rate risk associated with redemptions of commercial paper issued in currencies other than the euro (€35 million at December 31, 2005).

These contracts are also normally agreed with a notional amount and expiry date equal to that of the underlying financial liability or the expected future cash flows, so that any change in the fair value and/or expected future cash flows of these contracts stemming from a potential appreciation or depreciation of the euro against other currencies is fully offset by a corresponding change in the fair value and/or the expected future cash flows of the underlying position.

At the end of 2006 Enel also had €50 million in outstanding forward contracts (€194 million at December 31, 2005) and €80 million in options (€73 million at December 31, 2005) that were not directly associated with individual exposures subject to exchange rate risk. The following table reports the notional amount and fair value of exchange rate derivatives at December 31, 2006 and December 31, 2005.

	Notional		Fair Value		Fair Value Assets		Fair Value Liabilities
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2006	2005	2006	2005	2006	2005	2006	2005
	(millions of euro)

Cash flow hedge derivatives:
- forwards	26	21	—	—	—	—	—	—
Trading derivatives:
- forwards	1,468	1,777	(22)	(6)	2	9	(24)	(15)
- options	80	73	—	—	—	—	—	—
Total forwards	1,494	1,798	(22)	(6)	2	9	(24)	(15)
Total options	80	73	—	—	—	—	—	—

TOTAL EXCHANGE RATE DERIVATIVES	1,574	1,871	(22)	(6)	2	9	(24)	(15)

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The market value of exchange rate derivatives classified in the trading book at December 31, 2006 was a negative €22 million (compared with a negative €6 million at December 31, 2005).

The following table reports the expected net financial income/(expense) in respect of these derivatives in the coming years, as well as the expected amount of such expense resulting from a 10% appreciation or depreciation of the euro against other significant currencies. Actual changes in market exchange rates may differ from the hypothetical changes.

Expected net financial income/(expense) in respect of exchange rate derivatives in the trading book

	2007	2008	2009	2010	2011	Beyond
	(millions of euro)

10% depreciation of the euro	110	—	—	—	—	—
Current exchange rates at December 31, 2006	(23)	—	—	—	—	—
10% appreciation of the euro	(130)	—	—	—	—	—

Commodity risk

Various types of derivatives are used to reduce the exposure to fluctuations in energy commodity prices, especially swaps and futures.

The exposure to the risk of changes in commodity prices is associated with the purchase of fuel for power plants and the purchase and sale of gas under indexed contracts as well as the purchase and sale of electricity at variable prices (indexed bilateral contracts and sales on Power Exchange).

The exposures on indexed contracts is quantified by breaking down the contracts that generate exposure into the underlying risk factors.

As regards electricity sold on the Italian Power Exchange, Enel uses two-way contracts for differences, under which differences are paid to the counterparty if the Single National Price (SNP) exceeds the strike price and to Enel in the opposite case. No fixed premium is envisaged for these contracts.

The residual exposure in respect of sales on the Power Exchange not hedged through two-way contracts for differences is quantified and managed on the basis of an estimation of generation costs in Italy. The residual positions thus determined are aggregated on the basis of uniform risk factors that can be hedged in the market.

Enel entered into one-way contracts for differences with the Single Buyer at the end of 2004. Under these contracts, if the Single National Price (SNP) exceeds the strike price, Enel pays the difference. The Single Buyer pays Enel a fixed premium equal to the amount set by the auction for the relevant product.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reports the notional values and fair values of derivative contracts relating to commodities at December 31, 2006 and December 31, 2005.

	Notional		Fair Value		Fair Value Asset		Fair Value Liability
	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
	2006	2005	2006	2005	2006	2005	2006	2005
	(millions of euro)

Cash flow hedge derivatives:
— Two-way contracts for differences	1,034	1,372	48	57	48	57	—	—
Trading derivatives:
— One-way contracts for differences	3,219	6,266	(123)	43	—	43	(123)	—
— swaps on oil-based commodities	581	613	(7)	(13)	9	11	(16)	(24)
— futures on oil-based commodities	252	291	(2)	16	2	17	(4)	(1)
— swaps on gas transmission fees	16	18	(8)	(12)	—	—	(8)	(12)
— other derivatives on energy	57	107	(6)	(1)	1	397	(7)	(398)
— embedded derivatives	1,012	—	(482)	—	58	—	(540)	—
— options on other commodities	—	9	—	2	—	2	—	—

TOTAL COMMODITY DERIVATIVES	6,171	8,676	(580)	92	118	527	(698)	(435)

“Two-way contracts for differences” classified as cash flow hedges had a positive fair value at December 31, 2006 of €48 million (positive €57 million at December 31, 2005).

The following table shows the fair value these two-way contracts for differences would have in the event of a 10% increase or decrease in the prices of the energy commodities underlying the model for measuring energy prices on the Italian market. Actual changes in the price of commodities may differ from the hypothetical changes. Two-way contracts for differences refer to the physical positions in the underlying energy and, therefore, any negative (positive) change in the fair value of the derivative instrument corresponds to a positive (negative) change in the fair value of the underlying energy, so the impact on the income statement is equal to zero.

Fair value of two-way contracts for differences in cash flow hedges

2007
(millions of euro)

10% decrease	111
Scenario at Dec. 31, 2006	48
10% increase	(14)

Derivatives on energy commodities classified as trading derivatives had a net negative fair value of €17 million (a positive €11 million and a negative €28 million). At December 31, 2005 the total fair value was a negative €9 million.

The table below shows the fair value that these derivatives would have in the event of a 10% increase and a 10% decrease in the prices of the underlying risk factors. Actual changes in the price of commodities may differ from the hypothetical changes. Specifically, the column “Commodity” shows the change relating to derivatives whose fair value depends on the price of energy commodities, while the “10-year swap rate” column indicates the change relating to a gas derivative whose fair value is based on the 10-year interest rate swap (IRS).

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Fair value of trading derivatives on energy commodities

	Commodity	10-year Swap Rate	Total for 2007
	(millions of euro)

10% decrease	(19)	(8)	(27)
Scenario at Dec. 31, 2006	(9)	(8)	(17)
10% increase	1	(8)	(7)

“One-way contracts for differences” had a net negative fair value at December 31, 2006 of €123 million (positive €43 million at December 31, 2005).

The following table shows the fair value of such one-way contracts for differences, as well as the value that they would have as a result of a 10% increase and a 10% decrease in the prices of the energy commodities underlying the model for measuring energy prices on the Italian market. Actual changes in the price of commodities may differ from the hypothetical changes.

Fair value of one-way contracts for differences in trading book

2007
(millions of euro)

10% decrease	(80)
Scenario at Dec. 31, 2006	(123)
10% increase	(167)

Energy derivatives classified as trading derivatives had a net negative fair value at December 31, 2006 of €6 million (negative €1 million at December 31, 2005).

The following table shows the fair value at December 31, 2006, as well as the changes in such value as a result of a 10% increase and a 10% decrease in the price scenario. Actual changes in the price of commodities may differ from the hypothetical changes.

Specifically, for Italian energy derivatives, the changes are calculated (as with the approach for the contracts for differences described above) with reference to the energy commodity prices underlying the model for measuring energy prices on the Power Exchange.

For energy derivatives on foreign markets, for which forward rates are available, the changes are calculated based on the price of energy itself.

Fair value of energy trading derivatives

	Italy	Foreign	Total for 2007
	(millions of euro)

10% decrease	(7)	(3)	(10)
Scenario at Dec. 31, 2006	(3)	(3)	(6)
10% increase	—	(4)	(4)

Embedded derivatives relate to contracts for the purchase and sale of energy entered into by Slovenské elektrárne in Slovakia and are embedded in onerous, i.e. loss making host contracts. While the onerous contracts have been accounted as for through a provision, the embedded derivatives have been separated from the host contracts. The net fair value of the embedded derivatives at December 31, 2006 came to a negative €482 million, of which:

a) a positive €58 million relating to an embedded derivative whose fair value is based upon inflation in the United States, the price of aluminum on the London Metal Exchange and the Slovak koruna (SKK)/US dollar (USD) exchange rate;

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

b) a negative €304 million relating to an embedded derivative on the SKK/USD exchange rate;

c) a negative €236 million relating to a derivative on the price of gas.

Credit risk

Enel manages credit risk by operating solely with counterparties considered solvent by the market, i.e. those with high credit standing, and does not have any concentration of credit risk.

The credit risk in respect of the derivatives portfolio is considered negligible since transactions are conducted solely with leading Italian and international banks, diversifying the exposure among different institutions.

As part of activities related to purchasing fuels for thermal generation and the sale and distribution of electricity, the distribution of gas and the sale of gas to eligible customers, Enel grants trade credit to external counterparties. The counterparties selected are carefully monitored through the assessment of the related credit risk and the pledge of suitable guarantees and/or security deposits to ensure adequate protection from default risk.

Enel considers the economic impact in future years of any default by counterparties in its derivatives positions open at the balance-sheet date to be immaterial given the high credit standing of such counterparties, the nature of the instruments (under which only differential flows are exchanged) and the risk diversification achieved by breaking down positions among the various counterparties.

Liquidity risk

Liquidity risk is managed by the Group Treasury unit at Enel SpA, which ensures coverage of cash needs (using lines of credit and issues of bonds and commercial paper) and management of any excess liquidity.

At December 31, 2006 Enel had committed lines of credit amounting to €5.6 billion, of which €0.6 billion had been drawn, and uncommitted lines of credit totaling €3.8 billion, of which €0.5 billion had been drawn.

In addition, Enel Finance International has an outstanding commercial paper program with a maximum amount of €4 billion, of which about €3.5 billion were available at December 31, 2006.

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

In 2004, the Energy Authority set new base tariffs for the 2004-2007 period, which have been in force since February 1, 2004. The tariff structure currently in place also includes certain mechanisms to take into account

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

structural factors affecting distributors’ costs. In 2004, the Energy Authority established a price equalizing mechanism intended to minimize the effects of a timing discrepancy in the setting of prices distributors pay to the Single Buyer for electricity to be distributed on the regulated market and the prices that distributors may charge to end users on the regulated market. The prices distributors pay to the Single Buyer for electricity to be distributed on the regulated market are set monthly by the Energy Authority based on the average unit costs incurred by the Single Buyer in connection with its purchases of electricity. However, the generation component included in the overall tariff that distributors may charge to end users on the regulated market is fixed by the Energy Authority on a quarterly basis. In order to minimize the effects of this discrepancy, the Energy Authority has established a price equalizing mechanism applicable since 2004. The equalizing mechanism is funded through a system charge in an amount set by the Energy Authority, applicable since 2005.

In 2004, the Energy Authority also put in place a system to compensate distributors that serve areas where costs are significantly higher than the national average due to uncontrollable factors such as population density and geography. The costs to be considered in setting this compensation are to be based on infrastructural elements such as the length of cables and installation type (aerial or underground). The compensation system does not apply to Enel Distribuzione S.p.A., a wholly owned subsidiary.

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

From July 1, 2007, all customers, including residential customers, will be eligible to purchase electricity on the free market. Customers who choose not to participate on the free market will continue to be supplied under conditions set by the Energy Authority. The law also provides that even after all customers have become Eligible Customers, i.e. after July 1, 2007, the Single Buyer will continue to purchase electricity for resale to customers who choose not to leave the regulated market. Unbundling provisions of Directive 2003/54/CE concerning separation between distribution and supply activities are also likely in this context.

(4)	CHANGES IN THE SCOPE OF CONSOLIDATION

The scope of consolidation for 2006 changed with respect to 2005 and 2004 as a result of the following main transactions:

I.	2004

Acquisition:

a. the acquisition of controlling investments in Ottogas Rete and Ottogas Vendita (distribution and sale of natural gas to end-users) on September 15, 2004;

b. the acquisition of controlling investments in Italgestioni and Italgestioni Gas (distribution and sale of natural gas to end-users) on December 14, 2004.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

II.	2005

Acquisition:

a. the acquisition of controlling investments in Electrica Banat and Electrica Dobrogea (now Enel Electrica Banat ed Enel Electrica Dobrogea), companies that operate in electricity distribution and sales in Romania, on April 28, 2005. Accordingly, the income statement figures for 2005 reflect the consolidation of these companies for eight months only.

Disposal:

b. sale of 100% of Wind, 62.75% of which was sold on August 11, 2005, and 6.28% on February 8, 2006, with the remaining 30.97% being transferred to Weather Investments, again on February 8, 2006, in exchange for 20.9% of the latter;

c. sale of 43.85% of Terna, which took place in two transactions (13.86% on April 5, 2005 and 29.99% on September 15, 2005), and its deconsolidation on September 15, 2005.

III. 2006

Acquisition:

a. acquisition of a 66% interest in Slovenské elektrárne, a company that generates and sells electricity in Slovakia, on April 28, 2006;

b. acquisition, on June 14, 2006, of a 100% interest in Maritza O&M Holding Netherlands, a holding company that owns 73% of Enel Operations Bulgaria (formerly Maritza East 3 Operating Company), which is responsible for the maintenance of the Maritza East III power station;

c. acquisition, on June 21, 2006, of a 49.5% interest in Res Holdings, which holds a 100% stake in the Russian firm RusEnergoSbyt (energy trading and sales). Enel now exercises joint control over the company together with the other shareholders; as a result, the company is consolidated on a proportionate basis;

d. acquisition, on July 13, 2006 of 100% of Erelis, which operates in the development of wind plants in France;

e. acquisition, on August 1, 2006, of 100% of Hydro Quebec Latin America (now Enel Panama), which exercises, together with the Company’s partner Globeleq (a private equity fund), de facto control over Fortuna, a Panamanian hydro generation company. As a result, Fortuna is consolidated on a proportionate basis;

f. acquisition, on October 6, 2006, through the Brazilian subsidiary of Enel Latin America, Enel Brasil Partecipações, of 100% of 10 companies in the Rede Group that own 20 mini-hydro plants;

g. acquisition of the minority interest of 40% in Maritza East III Power Holding on June 14, 2006. Following this transaction, the Group now holds a 73% stake in Enel Maritza East 3 (formerly Maritza East III Power Company), a Bulgarian generation company.

Disposal:

h. sale of 30% of Enel Unión Fenosa Renovables on May 30, 2006. Following this sale, the interest in the company fell to 50%, with the Group exercising joint control over the company together with the other shareholders. As a result, the company is being consolidated on a proportionate basis effective as of that date.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As regards the acquisition of Slovenské elektrárne on April 28, 2006, the allocation of the cost of the equity investment to the value of the assets and liabilities acquired was completed in 2006. The residual goodwill recognized can therefore be considered final. The following tables report the purchase price allocation of the company at the acquisition date.

Calculation of Slovenské elektrárne goodwill

(Millions of euro)

Net assets acquired before fair value adjustments	(1,196)
Fair value adjustments:
Property, plant and equipment	1,943
Net deferred tax liabilities	(373)
Financial liabilities	29
Sundry provisions	(22)
Other	48

Total adjustments	1,625

Net assets acquired after fair value adjustments	429
Enel% holding (66)%	283
Value of the transaction(1)	844
of which payment on account made in 2005	(168)
Goodwill	561

(1)	Including incidental expenses of €4 million.

Balance sheet of Slovenské elektrárne at the acquisition date

	Book Values Before		Fair Values at
	April 28,	Fair Value	April 28,
	2006	Adjustments	2006
	(millions of euro)

Property, plant and equipment	1,928	1,943	3,871
Intangible assets	15		15
Inventories, trade and other receivables	330	(5)	325
Cash and cash equivalents	23		23
Other current and non-current assets	911	(397)	514
Total assets	3,207	1,541	4,748

Shareholders’ equity	(789)	1,072	283
Minority interests	(407)	553	146
Total shareholders’ equity	(1,196)	1,625	429
Trade and other payables	258		258
Financial liabilities and Other current and non-current liabilities	1,600	(106)	1,494
Sundry provisions	2,545	22	2,567
Total shareholders’ equity and liabilities	3,207	1,541	4,748

The contribution of the Slovenské elektrárne to Group operating income for the year ended December 31, 2006 was €198 million.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Other acquisitions

With respect to the other 2006 acquisitions, the Company is in the process of evaluating the various components of net assets acquired and liabilities assumed and accordingly, the allocation of purchase price is preliminary and may be revised when such process is finalized. The final purchase price allocation is expected to be completed within one year from each acquisition date.

(Millions of euro)

Property, plant and equipment	279
Intangible assets	98
Trade receivables and inventories	28
Cash and cash equivalents	47
Other current and non-current assets	16
Total assets	468
Trade payables	(19)
Financial liabilities and Other current and non-current liabilities	(104)
Sundry and other provisions	(13)
Total liabilities	(136)

Net assets acquired	332
Goodwill	158
Negative goodwill	(30)
Value of the transaction(1)	460

(1)	Including incidental expenses of €3 million.

The negative goodwill of €30 million (which has been recognized in the consolidated income statement for the year ended December 31, 2006) is related to the acquisition of the minority interest of 40% of Maritza East III Power Holding for €26 million and to the acquisition of Simeo for €4 million.

(5)	SEGMENT INFORMATION

The results presented in these notes reflect the new organizational structure implemented at the end of 2005 and operational since January 1, 2006, which, in addition to the Domestic Sales Division, the Domestic Generation and Energy Management Division, the Domestic Infrastructure and Networks Division, saw the creation of an International Division that includes all the Group’s resources devoted to generation and distribution activities in the electricity and gas sectors abroad.

For the purposes of providing comparable figures, the data for 2004 and 2005 have been reallocated to the Divisions on the basis of the new organizational arrangements. The figures for Transmission Networks and Telecommunications following the deconsolidation of Wind and Terna in the 2nd Half of 2005 are reported in the reference year as discontinued operations.

Following the transfer of the “large electricity users” unit (customers with annual consumption of more than 100 million kWh) from Enel Trade to Enel Energia, the 2004 and 2005 figures for the unit were reallocated from the Domestic Generation and Energy Management Division to the Domestic Sales Division for comparative purposes.

In addition, it may also be noted that changes made to the classification of certain transactions recognized in the income statement in 2006, which are essentially related to the management of commodity risk, resulted in related reclassifications of the comparative figures for 2005 and 2004.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment information for 2006, 2005 and 2004

Results for 2006(1)

	Continuing Operations
		Domestic
		Generat. and	Domestic			Services	Eliminations
	Domestic	Energy	Infrastruc.		Parent	and Other	and
	Sales	Manag.	and Networks	Internat.	Company	Activities	Adjustments	Total	Total
				(millions of euro)

Revenues from third parties	20,981	12,694	906	3,056	891	267	(282)	38,513	38,513
Revenues from other segments	127	2,967	4,801	12	287	894	(9,088)	—	—
Total revenues	21,108	15,661	5,707	3,068	1,178	1,161	(9,370)	38,513	38,513
Net income/(charges) from commodity risk management	4	(705)	—	91	(4)	—	—	(614)	(614)
Gross operating margin	175	3,149	3,418	918	177	179	3	8,019	8,019
Income from equity exchange transaction	—	—	—	—	263	—	—	263	263
Depreciation and amortization	44	980	826	387	17	90	—	2,344	2,344
Impairment losses	129	(28)	3	12	—	3	—	119	119
Operating income	2	2,197	2,589	519	423	86	3	5,819	5,819
Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(651)	(651)
Income taxes	—	—	—	—	—	—	—	2,067	2,067
Net income (Group and minority interests)	—	—	—	—	—	—	—	3,101	3,101
Operating assets	6,948	16,752	16,875	10,008	1,013	1,771	(3,352)	50,015	50,015
Operating liabilities	6,272	4,019	4,042	4,037	1,275	1,128	(2,884)	17,889	17,889
Capital expenditure	56	897	1,459	467	13	71	—	2,963	2,963

(1)	Segment revenues include both revenues from third parties and revenue flows between the segments. A similar approach was taken for other income and costs for the year.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Results for 2005(1)

	Continuing Operations								Discontinued Operations
		Domestic
		Generat.	Domestic			Services	Eliminations				Eliminations
	Domestic	and Energy	Infrastruc.		Parent	and Other	and		Transm.		and
	Sales	Manag.	and Networks	Internat.	Company	Activities	Adjustments	Total	Networks	TLC.	Adjustments	Total	Total
	(millions of euro)

Revenues from third parties	19,155	10,648	837	1,856	886	440	(35)	33,787	711	2,604	(62)	3,253	37,040
Revenues from other segments	332	2,347	4,695	2	232	1,301	(8,909)	—	29	144	(173)	—	—
Total revenues	19,487	12,995	5,532	1,858	1,118	1,741	(8,944)	33,787	740	2,748	(235)	3,253	37,040
Net income/(charges) from commodity risk management	(26)	326	—	(14)	(14)	—	—	272	—	—	—	—	272
Gross operating margin	152	3,407	3,398	485	67	315	(79)	7,745	524	903	(1)	1,426	9,171
Depreciation and amortization	25	982	769	173	14	93	—	2,056	118	695	—	813	2,869
Impairment losses	115	27	1	5	—	3	—	151	—	41	—	41	192
Operating income	12	2,398	2,628	307	53	219	(79)	5,538	406	167	(1)	572	6,110
Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(744)	—	—	—	(240)	(984)
Income taxes	—	—	—	—	—	—	—	1,934	—	—	—	213	2,147
Gains on disposal of assets	—	—	—	—	—	—	—	—	—	—	—	1,153	1,153
Net income (Group and minority interests)	—	—	—	—	—	—	—	2,860	—	—	—	1,272	4,132
Operating assets	6,465	16,468	15,708	4,282	1,263	2,945	(3,280)	43,851	—	—	—	—	43,851
Operating liabilities	5,289	3,841	3,567	813	1,604	2,392	(3,137)	14,369	—	—	—	—	14,369
Capital expenditure	53	798	1,570	299	11	98	—	2,829	142	286	—	428	3,257

(1)	Segment revenues include both revenues from third parties and revenue flows between the segments. A similar approach was taken for other income and costs for the year.

Results for 2004(1)

	Continuing Operations								Discontinued Operations
		Domestic
		Generat.	Domestic			Services	Eliminations				Eliminations
	Domestic	and Energy	Infrastruc. and		Parent	and Other	and		Transm.		and
	Sales	Manag.	Networks	Internat.	Company	Activities	Adjustments	Total	Networks	TLC.	Adjustments	Total	Total
	(millions of euro)

Total revenues	19,045	12,281	5,611	1,030	1,708	1,797	(10,445)	31,027	1,017	4,727	(235)	5,439	36,466
Net income/(charges) from commodity risk management	(1)	(8)	—	—	(7)	—	—	(16)	—	—	—	—	(16)
Gross operating margin	386	3,615	3,129	294	652	214	(219)	8,071	649	1,421	14	2,084	10,155
Depreciation, amortization and impairment losses	88	1,128	721	150	5	109	—	2,201	159	3,037	6	3,202	5,403
Operating income	298	2,487	2,408	144	647	105	(219)	5,870	490	(1,616)	8	(1,118)	4,752
Net financial income/(expense) and income/(expense) from equity investments accounted for using the equity method	—	—	—	—	—	—	—	(852)	—	—	—	(467)	(1,319)
Income taxes	—	—	—	—	—	—	—	2,116	—	—	—	(618)	1,498
Gains on disposal of assets	—	—	—	—	—	—	—	—	—	—	—	812	812
Net income (Group and minority interests)	—	—	—	—	—	—	—	2,902	—	—	—	(155)	2,747
Operating assets	5,104	16,051	14,908	3,628	1,147	3,508	(3,553)	40,793	4,585	12,940	—	17,525	58,318
Operating liabilities	4,546	3,259	3,466	503	1,955	3,982	(5,014)	12,697	571	2,181	—	2,752	15,449
Capital expenditure	67	678	1,596	230	10	109	—	2,690	277	867	—	1,144	3,834

(1)	Segment revenues include both revenues from third parties and revenue flows between the segments. A similar approach was taken for other income and costs for the year.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reconciles segment assets and liabilities and the consolidated figures.

	At Dec. 31, 2006	At Dec. 31, 2005	At Dec. 31, 2004
	(millions of euro)

Total assets	54,500	50,502	65,378
Financial assets and cash and cash equivalents	2,107	3,203	746
Tax assets	2,378	3,448	6,314
Segment assets	50,015	43,851	58,318
— of which:
Domestic Sales	6,948	6,465	5,104
Domestic Generation and Energy Management	16,752	16,468	16,051
Domestic Infrastructure and Networks	16,875	15,708	14,908
International	10,008	4,282	3,628
Parent Company	1,013	1,263	1,147
Services and Other Activities	1,771	2,945	3,508
Eliminations and adjustments	(3,352)	(3,280)	(3,553)
Telecommunications and Transmission Networks	—	—	17,525

Total liabilities	35,475	31,086	46,312
Financial liabilities and loans	14,661	13,819	27,745
Tax liabilities	2,925	2,898	3,118
Segment liabilities	17,889	14,369	15,449
— of which:
Domestic Sales	6,272	5,289	4,546
Domestic Generation and Energy Management	4,019	3,841	3,259
Domestic Infrastructure and Networks	4,042	3,567	3,466
International	4,037	813	503
Parent Company	1,275	1,604	1,955
Services and Other Activities	1,128	2,392	3,982
Eliminations and adjustments	(2,884)	(3,137)	(5,014)
Telecommunications and Transmission Networks	—	—	2,752

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(6)	OPERATING REVENUES

6.a Revenues from sales and services — €37,497 million

	2006	2005	2004
	(millions of euro)

Revenues from the sale and transport of electricity and contributions from Electricity Equalization Fund	34,231	29,008	25,098
Revenues from the sale and transport of natural gas to end-users	1,695	1,556	1,374
Revenues from fuel sales	413	446	894
Connection fees for the electricity and gas networks	617	656	657
Revenues for contract work in progress	138	290	609
Other sales and services	403	414	515

Total	37,497	32,370	29,147

The table below gives a breakdown of revenues by geographical area:

	2006	2005	2004
	(millions of euro)

Italy	32,389	30,563	27,369
Europe	4,525	1,656	1,549
Americas	180	117	160
Middle East	22	27	56
Other	381	7	13

Total	37,497	32,370	29,147

6.b Other revenues — €1,016 million

	2006	2005	2004
	(millions of euro)

Prior-year regulatory items	—	338	—
Reimbursement of stranded costs	154	158	1,219
Gains on sale of equity investments	90	131	13
Gains on sale of property, plant and equipment	22	45	—
Bonus for service continuity	194	115	250
Other	556	630	398

Total	1,016	1,417	1,880

Prior-year regulatory items

For 2005 the amount include reimbursements for reserve services provided to the ISO (GRTN, now the Electricity Services Operator) for the period from 2002 through March 31, 2004.

Reimbursement of stranded costs

In August 2004, the Italian Ministry of Economy and Finance and the Ministry of Productive Activities issued a joint decree that determined the total amount of the stranded costs the Company is entitled to recover. On December 1, 2004, following the European Commission’s approval of the decree, the Company became entitled to recover approximately €513 million on account of stranded costs related to generation plants for the period 2000-2003, as well as stranded costs related to the Nigerian LNG contract, which were determined to be

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

€555 million in respect of the 2000-2003 period and approximately €910 million in respect of the 2004-2009 period (of which, €151 million related to 2004). As a result, in 2004 the Company recorded as “other revenues” a total of €1,219 million in connection with stranded costs, and recorded €154 million and €158 million for stranded costs related to our Nigerian LNG contract in 2006 and 2005 respectively. The amounts related to stranded costs are received by Enel as contributions from the Electricity Equalization Fund.

Bonus for service continuity

The amount relates to the bonus payable to Enel Distribuzione and Deval by the Energy and Gas Authority for improvements in service continuity.

(7)	INCOME FROM EQUITY EXCHANGE TRANSACTION — €263 MILLION

The item relates to the gain generated by the sale of Wind, in which 30.97% of the Company’s interest in Wind was exchanged for 20.9% of interest in Weather. The recognised amount represents difference between the fair value of the investment in Wind determined by an independent appraisal of €1,663 million and the carrying amount of such investment at transaction date of €1,400 million.

(8)	OPERATING EXPENSES

8.a Raw materials and consumables — €23,469 million

	2006	2005	2004
	(millions of euro)

Electricity purchases	17,082	14,321	10,380
Fuel and gas	5,637	5,514	5,393
Materials	750	798	1,027

Total	23,469	20,633	16,800
— of which capitalized	(586)	(665)	(673)

8.b Services and rentals — €3,477 million

	2006	2005	2004
	(millions of euro)

Electricity and gas wheeling	1,342	1,048	1,068
Maintenance and repairs	444	395	347
Telephone and postal	289	260	318
Communication services	62	62	91
Information technology services	123	121	63
Commissions	81	66	55
Leases and rentals	425	387	349
Other	711	718	815

Total	3,477	3,057	3,106

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.c Personnel — €3,210 million

	2006	2005	2004
	(millions of euro)

Wages and salaries	1,995	1,957	1,989
Social security contributions	568	529	537
Termination benefits	64	111	97
Other costs	583	165	601

Total	3,210	2,762	3,224
— of which capitalized	(403)	(384)	(300)

Other costs for 2006 include a charge for the year for early retirement incentives (€487 million) and the charge recognized for 2006 related to defined-contribution plans, equal to €42 million (€49 million in 2005). Other costs for 2004 amounts to €601 million and include €425 million of charge for the year for early retirement incentives.

The table below shows the average number of employees by category, compared with the previous years, and the actual number of employees at December 31, 2006.

	Average number		Headcount
	2006	2005	2004	at Dec. 31, 2006

Senior managers	692	618	581	691
Middle managers	4,678	4,144	4,024	4,900
Office staff	29,918	29,231	29,515	30,540
Workers	21,300	19,369	17,728	22,417
Total continuing operations	56,588	53,362	51,398	58,548
Discontinued operations	—	6,722	10,820	—

TOTAL	56,588	60,084	62,218	58,548

8.d Depreciation, amortization and impairment losses — €2,463 million

	2006	2005	2004
	(millions of euro)

Depreciation	2,154	1,918	1,990
Amortization	190	138	121
Impairment losses	119	151	90

Total	2,463	2,207	2,201

8.e Other operating expenses — €713 million

	2006	2005	2004
	(millions of euro)

Provisions for risks and charges	98	212	203
Purchase of green certificates	73	119	104
Charges for CO2 emissions	84	228	—
Taxes and duties	159	144	158
Other	299	208	318

Total	713	911	783

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.f Capitalized expenses — €(989) million

	2006	2005	2004
	(millions of euro)

Personnel	(403)	(384)	(300)
Materials	(586)	(665)	(673)

Total	(989)	(1,049)	(973)

(9)	NET INCOME / (CHARGES) FROM COMMODITY RISK MANAGEMENT — €(614) MILLION

	2006	2005	2004
	(millions of euro)

Income
Unrealized on contracts for differences	—	43	—
Unrealized on other contracts	16	9	15
Total unrealized income	16	52	15
Realized on contracts for differences	—	289	—
Realized on other contracts	76	98	89
Total realized income	76	387	89
Total income	92	439	104
Charges
Unrealized on contracts for differences	(103)	—	—
Unrealized on other contracts	(42)	(13)	(36)
Total unrealized charges	(145)	(13)	(36)
Realized on contracts for differences	(519)	—	—
Realized on other contracts	(42)	(154)	(84)
Total realized charges	(561)	(154)	(84)
Total charges	(706)	(167)	(120)

NET INCOME/(CHARGES) FROM COMMODITY RISK MANAGEMENT	(614)	272	(16)

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(10)	FINANCIAL INCOME (EXPENSE) — €(647) MILLION

	2006	2005	2004
	(millions of euro)

Financial income:
— interest and other income from non-current financial assets	8	29	49
— foreign exchange gains	165	23	165
— income from derivative instruments	85	68	29
— other income	233	99	118
— income from investments	22	11	4

Total	513	230	365
Financial expense:
— interest and other charges on financial debt	(635)	(686)	(771)
— foreign exchange losses	(82)	(52)	(143)
— expense on derivative instruments	(169)	(94)	(135)
— accretion of post-employment and other employee benefits	(108)	(112)	(134)
— accretion of other provisions	(159)	—	—
— loss on investments	(7)	—	(9)

Total	(1,160)	(944)	(1,192)

TOTAL	(647)	(714)	(827)

(11)	LOSS FROM INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD — €(4) MILLION

	2006	2005	2004
	(millions of euro)

Income from associates	4	7	8
Loss on associates	(8)	(37)	(33)

Total	(4)	(30)	(25)

(12)	INCOME TAXES — €2,067 MILLION

	2006	2005	2004
	(millions of euro)

Current taxes	1,657	1,398	1,328
Income tax adjustments relating to prior years	(5)	14	(14)
Deferred tax	415	522	802

Total	2,067	1,934	2,116

Foreign taxes in the year totaled €99 million (€27 million and €22 million in 2005 and 2004 respectively).

The table below reconciles the theoretical tax rate with the effective rate.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2006		2005		2004
	(millions of euro)

Income before taxes	5,168		4,794		5,018
Theoretical tax due calculated as 33% of pre-tax income	1,705	33.0%	1,582	33.0%	1,656	33.0%
Permanent differences and minor items	13	0.3%	(12)	(0.3)%	103	2.1%
Difference on estimated income taxes from prior years	(5)	(0.1)%	14	0.3%	(14)	(0.3)%
Regional tax at varying tax rates	354	6.8%	350	7.3%	371	7.4%

Total	2,067	40.0%	1,934	40.3%	2,116	42.2%

(13)	DISCONTINUED OPERATIONS — €0 MILLION

Following the disposal of equity investments in Wind and Terna, which took place on August 11 and September 15, 2005, respectively, these entities were deconsolidated as from those dates and the financial performance achieved up to the disposal date is reported under discontinued operations. Similarly, the capital gain achieved in 2005 from the sale of 13.86% of Terna was recognized under discontinued operations. The components contributing to the total income (loss) from discontinued operations are shown in the following table.

	2006	2005	2004
	(millions of euro)

Operating income (loss)	—	572	(1,118)
Net financial expense	—	(240)	(467)
Income taxes	—	(213)	618

Net income before capital gains	—	119	(967)
Gains on disposal of assets	—	1,153	812

NET INCOME ON DISCONTINUED OPERATIONS, NET OF TAX	—	1,272	(155)

Assets

(14)	CURRENT ASSETS

(14.a) Inventories — €1,209 million

	At Dec. 31, 2006	At Dec. 31, 2005
	(millions of euro)

Raw materials, consumables and supplies:
— fuel	853	585
— materials, equipment and other inventories	207	115
Total	1,060	700
Buildings available for sale	148	166
Advances	1	18

TOTAL	1,209	884

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14.b) Trade receivables — €7,958 million

	At Dec. 31, 2006	At Dec. 31, 2005
	(millions of euro)

Customers:
— sale and transport of electricity	6,809	6,850
— distribution and sale of natural gas	712	611
— other activities	387	506
Total	7,908	7,967
Trade receivables due from associates	7	290
Receivables for contract work in progress	43	59

TOTAL	7,958	8,316

Part of the trade receivables (€4,549 million and €4,543 million at December 31, 2006 and 2005 respectively) regard amounts determined as accrued at the end of the period and therefore have not yet been invoiced.

Trade receivables from customers are presented net of the related provision for doubtful receivables, which totaled €326 million and €347 million at December 31, 2006 and 2005 respectively.

The table below sets out the movements with respect to such provision for the three years period ended December 31, 2006.

(Millions of euro)

Balance at Jan 1, 2004	328
Accruals	241
Utilization	(83)
Balance at Dec 31, 2004	486
Accruals	188
Utilization	(29)
Changes in scope of consolidation	(305)
Other changes	7
Balance at Dec. 31, 2005	347
Accruals	110
Utilization	(129)
Other changes	(2)
Balance at Dec. 31, 2006	326

(14.c) Tax receivables — €431 million

Tax receivables at December 31, 2006 totaled €431 million and are essentially related to taxes and tax surcharges in the amount of €132 million and receivables for indirect taxation in the amount of €91 million.

They also include €121 million in respect of recognition of the right to obtain reimbursement of prior-year items recognized in 2006 from the tax authorities.

At December 31, 2005 tax receivable amounted to €789 million and related primarily to receivables in respect of direct taxes of €568 million.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14.d) Current financial assets — €402 million

	At Dec. 31, 2006	At Dec. 31, 2005
	(millions of euro)

Receivables for factoring advances	211	374
Derivative contracts	120	115
Other securities	25	28
Equity investments	—	43
Other	46	9

Total	402	569

The following table reports the notional values and the fair value of derivative contracts, grouped by hedge type and designation:

	Notional Value		Fair Value
	At Dec. 31, 2006	At Dec. 31, 2005	At Dec. 31, 2006	At Dec. 31, 2005
	(millions of euro)

Cash flow hedge derivatives:
— interest rates	—	60	—	—
— exchange rates	25	1	—	—
— commodities	1,034	1,372	48	57
Total	1,059	1,433	48	57
Trading derivatives:
— interest rates	42	60	—	1
— exchange rates	208	703	2	9
— commodities	407	7,179	70	48
Total	657	7,942	72	58

TOTAL	1,716	9,375	120	115

Commodity derivates at December 31, 2006 are related to:

•	two-way contracts for differences with a notional value of €1,034 million and a fair value of €48 million. These amounts refer both to the two-way contracts for differences with the Single Buyer for 2007 and the virtual power plant (VPP) contracts that Enel entered into with the counterparties selected through the auction of December 28, 2006. These contracts are also two-way contracts for differences;

•	commodity derivatives on fuels and on electricity, with a notional value of €407 million and a fair value of €12 million;

•	embedded derivatives related to an energy sale contract in Slovakia, with a fair value of €58 million.

At December 31, 2005 the commodity derivates are related to:

•	two-way contracts for differences, with a notional value of €1,372 million and a fair value of €57 million;

•	one-way contracts for differences, with a notional value of €6,266 million and a fair value of €43 million;

•	derivatives on fuels, energy and metals with a notional value of €913 million and a fair value of €5 million.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(14.e) Cash and cash equivalents — €547 million

Cash and cash equivalents, detailed in the table below, are not restricted by any encumbrances, apart from €28 million (€24 million in 2005) essentially attributable to deposits pledged to secure transactions carried out by Enel North America and Enel Panama.

	At Dec. 31, 2006	At Dec. 31, 2005
	(millions of euro)

Bank and post office deposits	541	472
Cash and cash equivalents	6	4

Total	547	476

(14.f) Other current assets — €2,453 million

	At Dec. 31, 2006	At Dec. 31, 2005
	(millions of euro)

Receivables due from Electricity Equalization Fund	1,355	816
Receivables due from employees	14	14
Receivables due from others	975	801
Accrued operating income and prepaid expenses	109	81

Total	2,453	1,712

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(15)	NON-CURRENT ASSETS

(15.a) Property, plant and equipment — €34,846 million

Changes in property, plant and equipment for 2005 and 2006 are shown below:

				Industrial				Assets Under
				and				Construction
			Plant and	Commercial	Other	Leased	Leasehold	and
	Land	Buildings	Machinery	Equipment	Assets	Assets	Improvements	Advances	Total
	(millions of euro)

Cost	351	6,684	75,753	494	1,117	—	279	2,073	86,751
Accumulated depreciation	—	(3,041)	(45,630)	(393)	(794)	—	(191)	—	(50,049)

Balance at Dec. 31, 2004	351	3,643	30,123	101	323	—	88	2,073	36,702

Investments	1	64	1,743	16	56	—	13	1,144	3,037
Assets entering service	2	48	766	1	15	—	10	(842)	—
Depreciation(1)	—	(210)	(2,191)	(24)	(101)	—	(35)	—	(2,561)
Change in scope of consolidation	(16)	(325)	(6,329)	(10)	(119)	—	(59)	(600)	(7,458)
Exchange rate gains/ (losses)	1	—	245	—	—	—	—	1	247
Ordinary disposals and other changes	52	133	(211)	(4)	(23)	—	10	264	221
Total changes	40	(290)	(5,977)	(21)	(172)	—	(61)	(33)	(6,514)
Cost	391	6,435	64,698	358	664	—	65	2,040	74,651
Accumulated depreciation	—	(3,082)	(40,552)	(278)	(513)	—	(38)	—	(44,463)

Balance at Dec. 31, 2005	391	3,353	24,146	80	151	—	27	2,040	30,188

Investments	1	56	1,415	17	71	—	11	1,188	2,759
Assets entering service	1	58	612	—	31	—	17	(719)	—
Depreciation	—	(247)	(1,790)	(16)	(67)	(21)	(13)	—	(2,154)
Impairment losses	—	—	(6)	—	—	—	—	—	(6)
Change in scope of consolidation	12	1,106	2,257	19	1	225	—	357	3,977
Exchange rate gains/ (losses)	—	94	147	3	—	18	—	33	295
Ordinary disposals and other changes	(16)	(14)	(163)	(3)	(7)	3	—	(13)	(213)
Total changes	(2)	1,053	2,472	20	29	225	15	846	4,658
Cost	389	8,021	69,355	404	673	292	119	2,886	82,139
Accumulated depreciation	—	(3,615)	(42,737)	(304)	(493)	(67)	(77)	—	(47,293)

Balance at Dec. 31, 2006	389	4,406	26,618	100	180	225	42	2,886	34,846

(1)	Includes €643 million in respect of Telecommunication and Transmission Networks Divisions until date of deconsolidation.

“Plant and equipment” includes assets that at the end of related concession period have to be relinquished. The related net book value at December 31, 2006 amounted to €2,214 million, which mainly related to hydroelectric power plants.

“Leased assets” mainly relate to lease agreement for the V1 nuclear power plant at Jaslovske Bohunice and the hydroelectric plant at Gabcikovo, the signing of which was a necessary condition for the start of the privatization of the Slovakian electricity system. In particular, the lease contract for the V1 plant covers the entire remaining useful life of the asset and the period between the end of generation and the start of the decommissioning process, while that for the Gabcikovo plant has a 30-year term as from April 2006.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reports the minimum lease payments and the related present value.

	Minimum Lease Payments	Present Value
	(millions of euro)

2007	14	11
2008-2012	31	14
After 2012	99	64

Total	144	89

Changes in the scope of consolidation in 2006 relate to the following transactions:

•	the acquisition of Slovenské elektrárne (up €3,871 million);

•	the acquisition of Enel Panama (up €159 million);

•	the acquisition of the Brazilian companies of the Rede Group (up €79 million);

•	the acquisition of companies in the Gas area (up €41 million);

•	the partial deconsolidation of Enel Unión Fenosa Renovables (down €156 million);

•	the sale of Carbones Colombianos del Cerrejón (down €17 million).

In 2005 change in scope of consolidation mainly relate to the deconsolidation of the Telecommunications and Transmission Networks Divisions.

Ordinary disposals and other changes in 2005 include the reclassification of materials to be used in the construction and maintenance of the distribution networks, which was classified until 2004 as inventory, as well as the transfer of land and buildings to Dalmazia Trieste following the spin-off of the Immobiliare Foro Bonaparte real estate firm.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following tables report the net values at December 31, 2006 and December 31, 2005 for property, plant and equipment based on the use of the assets.

	2006	2005
	(millions of euro)

Property, plant and equipment, gross:
Generating Plant(1):
Hydroelectric	9,209	8,361
Thermal	18,960	18,014
Nuclear	2,759	—
Geothermal and renewable sources	2,174	2,432
Distribution Electricity Network	37,811	37,330
Distribution Gas Network	2,662	2,655
Land and Buildings(2)	3,733	2,277
Other	1,945	1,542
Construction in progress	2,886	2,040

Total	82,139	74,651

Accumulated Depreciation:
Generating Plant(1):
Hydroelectric	4,608	3,939
Thermal	11,836	11,493
Nuclear	928	—
Geothermal and renewable sources	1,538	1,233
Distribution Electricity Network	24,984	25,048
Distribution Gas Network	1,077	1,029
Land and Buildings(2)	1,147	731
Other	1,175	990

Total	47,293	44,463

Property, plant and equipment, net:
Generating Plant(1):
Hydroelectric	4,601	4,422
Thermal	7,124	6,521
Nuclear	1,831	—
Geothermal and renewable sources	636	1,199
Distribution Electricity Network	12,827	12,282
Distribution Gas Network	1,585	1,626
Land and Buildings(2)	2,586	1,546
Other	770	552
Construction in progress	2,886	2,040

Total	34,846	30,188

(1)	The values also include industrial land and buildings.

(2)	The values include non-industrial buildings (offices, warehouses, parking facilities, etc.), buildings for civil use and non-appurtenant land.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below summarizes capital expenditure for the year ended December 31, 2006 and 2005 by category.

	2006	2005
	(millions of euro)

Power plants:
— thermal	766	570
— hydro	157	206
— geothermal	79	84
— nuclear	57	—
— alternative energy resources	115	130
Total power plants	1,174	990
Transport lines and transformer stations	—	133
Electricity distribution networks	1,324	1,381
Gas distribution networks	88	70
Telecommunication networks	—	251
Land, buildings and other assets and equipment	173	212

TOTAL	2,759	3,037

The expenditure on power plants primarily concerned works for the transformation of thermal plants and plant upgrading and repowering to enhance safety and environmental performance (upgrading of hydraulic plant, environmental impact work, etc.), as well as the effect of the consolidation of Slovenské elektrárne.

Investments in the electricity distribution network include expenditure on digital metering project.

In the absence of indications concerning events that might have reduced the value of the assets, no impairment test was conducted.

Enel has asset retirement obligations associated with a nuclear and geothermal power plant as well as a certain property owned by the State. Enel’s obligations relate to the return on expiration of the license or authorization of such assets to the State in same condition as originally conveyed.

Below is a reconciliation of the beginning and ending aggregate carrying amount of asset retirement obligations for the year ended December 31, 2006. The change in the scope of consolidation refers to the nuclear decommissioning provision and the provision for non-nuclear plant retirement and site restoration related to Slovenské elektrárne.

Millions of euro

Balance as of January 1, 2005	88
Disposal of investment	(53)
Accretion expense	2
Balance as of January 1, 2006	37
Change in the scope of consolidation	2,198
Accretion expense	175

Balance as of December 31, 2006	2,410

Regarding Enel’s other geothermal plants, generally, the license or authorization is renewed, and no historical experience exists of discontinuing a license or authorization. The Company does not have sufficient information available to estimate a range of potential settlement dates in which asset retirement obligations relating to these plants will be incurred. The liability will be initially recognized in the period in which sufficient information to

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

estimate a range of potential settlement dates that is needed to employ a present value technique to estimate fair value becomes available.

(15.b) Intangible assets — €2,982 million

Changes in intangible assets for 2005 and 2006 are shown below:

		Industrial	Concessions,
		Patents	Licenses,		Assets Under
	Development	and Intellectual	Trademarks and		Development
	Costs	Property Rights	Similar Rights	Other	and Advances	Goodwill	Total
	(millions of euro)

Balance at Dec. 31, 2004	6	411	2,526	245	174	6,709	10,071
Investments	—	72	36	12	97	3	220
Assets entering service	—	59	—	9	(68)	—	—
Exchange rate differences	—	—	1	9	—	23	33
Changes in scope of consolidation	—	(245)	(2,410)	26	(70)	(5,120)	(7,819)
Amortization(1)	—	(149)	(96)	(63)	—	—	(308)
Other changes	(6)	(15)	20	27	(1)	(40)	(15)
Total changes	(6)	(278)	(2,449)	20	(42)	(5,134)	(7,889)

Balance at Dec. 31, 2005	—	133	77	265	132	1,575	2,182

Investments	5	51	15	35	98	—	204
Assets entering service	—	69	—	10	(79)	—	—
Exchange rate differences	—	1	—	(11)	1	29	20
Changes in scope of consolidation	—	8	12	77	9	670	776
Amortization	(2)	(94)	(15)	(79)	—	—	(190)
Impairment losses	—	—	—	—	—	(3)	(3)
Other changes	32	(3)	(2)	(21)	(13)	—	(7)
Total changes	35	32	10	11	16	696	800
Cost	42	482	128	759	148	2,271	3,830
Accumulated amortization	7	317	41	483	—	—	848

Balance at Dec. 31, 2006	35	165	87	276	148	2,271	2,982

(1)	Includes €170 million in respect of Telecommunications and Transmission Networks Divisions until date of deconsolidation.

The individual items making up intangible assets are commented on below.

“Industrial patents and intellectual property rights” relate mainly to costs incurred in purchasing software and open-ended software licenses. The most important applications relate to invoicing and customer management, the development of Internet portals and the management of company systems. Amortization is calculated on a straight-line basis over the item’s residual useful life (on average between three and five years).

“Concessions, licenses, trademarks and similar rights” include customer base allocated in the acquisition of gas companies and foreign electricity distribution companies. Amortization is calculated on a straight-line basis over the term of the average period of the relationship with customers or of the concessions.

“Goodwill” amounted to €2,271 million, an increase of €696 million over the previous year.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Changes in
		Scope of	Exchange Rate	Impairment
	At Dec. 31, 2005	Consolidation	Differences	Losses	At Dec. 31, 2006
	(millions of euro)

Enel Viesgo Generación	657	—	—	—	657
Enel Rete Gas	4				4
Enel Energia (formerly Enel Gas)	579	—	—	—	579
Enel Unión Fenosa Renovables	131	(49)	—	—	82
Enel North America	85	—	(9)	(1)	75
Enel Latin America	73	—	(7)	—	66
Electra de Viesgo Distribución	24	—	—	—	24
Enel Maritza East 3 (formerly Maritza East III Power Company)	15	—	—	—	15
Wisco	7	—	—	(2)	5
Slovenské elektrárne	—	561	48	—	609
RusEnergoSbyt	—	80	(1)	—	79
Enel Panama	—	62	(2)	—	60
Erelis	—	14	—	—	14
Enel Operations Bulgaria (formerly Maritza East 3 Operating Company)	—	2	—	—	2

Total	1,575	670	29	(3)	2,271

The change in the scope of consolidation concerns the acquisition of 66% of Slovenské elektrárne (€561 million), and of 49.5% of Res Holdings that wholly ownes the Russian company RusEnergoSbyt (€80 million), 100% of Enel Panama (€62 million), 100% of Erelis (€14 million), and 73% of Enel Operations Bulgaria (formerly Maritza East 3 Operating Company, €2 million), net of the sale of a 30% stake in Enel Unión Fenosa Renovables (down €49 million).

The allocation of the cost of the investment in Slovenské elektrárne to the current value of the assets and liabilities acquired was completed at the end of 2006. Accordingly, the goodwill recognized can be considered final and subject to impairment tests, as described below. With respect to the other 2006 acquisitions, the Company is in the process of evaluating the various components of net assets acquired and liabilities assumed and accordingly, the allocation of purchase price is preliminary and may be prospectively revised when such process will be finalized. The final purchase price allocation is expected to be completed within one year from each acquisition date.

The recoverable value of the goodwill recognized was estimated using discounted cash flow and dividend discount models, which involve estimating future cash flows and applying an appropriate discount rate in order to determine an asset’s value in use. More specifically, the cash flows concern an explicit period selected in line with the average useful life of the assets or the duration of the concessions. In cases in which it was not possible to estimate cash flows reliably for the entire useful life of the assets, a residual amount was calculated as a perpetuity at a growth rate of zero or equal to inflation as deemed appropriate for the country involved. Except for Enel North America and Wisco, the value in use calculated as described above was found to be greater than the amount recognized on the balance sheet. The sensitivity analysis used in the analysis did not point to significant impacts on the results of the measurements themselves and consequently on the differences found.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below reports the balance of goodwill according to the company to which the cash generating unit belongs, along with the discount rates applied and the time horizon over which the expected cash flows have been discounted.

	At Dec. 31, 2006			Discount Rate		Explicit Period of
	Amount	Tax Rate	Growth Rate(1)	WACC(2)	Ke(3)	Cash Flows
	(millions of euro)

Enel Viesgo Generación	657	30%	no terminal value	6.9%		26 years
Electra de Viesgo Distribución	24	30%	1.0%	6.0%		11 years
Enel Rete Gas	4	42%	0%	6.0%		3 years
Enel Energia (formerly Enel Gas)	579	38%	0%	7.1%		5 years
Enel North America	75	40.4%	2.0%	6.5%		10 years
Enel Latin America	66	28.2%	2.0%	9.9%		10 years
Enel Unión Fenosa Renovables	82	30%	no terminal value		8.8%	20 years
Enel Maritza East 3 (formerly
Maritza East III Power Company)	15	10%	no terminal value		11.4%	18 years
Wisco	5	40%	0%	8.0%		11 years
Slovenské elektrárne	609	19%	no terminal value	8.5%		34 years

(1)	Perpetual growth rate of cash flows after explicit period.

(2)	WACC represents the weighted average cost of capital.

(3)	Ke is the opportunity cost for the shareholder for the investment in risk capital.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(15.c) Deferred tax assets — €1,554 million

Changes in “Deferred tax assets”, grouped by type of temporary difference and determined using current tax rates, are shown below.

		Increase /				Increase /
		(Decrease)				(Decrease)
		Taken to		Change in		Taken to		Changes in
	At Dec. 31,	Income	Other	Scope of	At Dec. 31,	Income	Other	Scope of	At Dec. 31,
	2004	Statement	Changes	Consolidation	2005	Statement	Changes	Consolidation	2006
	(millions of euro)

Nature of the temporary differences:
— impairment of property, plant and equipment and intangible assets	83	5	(1)	(19)	68	(9)	(2)	—	57
— accruals to provisions for risks and charges and impairment losses with deferred deductibility	995	(251)	11	(188)	567	(192)	—	191	566
— tax losses carried forward	845	(86)	(2)	(632)	125	(60)	—	—	65
— measurement of financial assets	164	(11)	33	(37)	149	(61)	(45)	—	43
— other items	866	23	8	(28)	869	(46)	—	—	823

Total	2,953	(320)	49	(904)	1,778	(368)	(47)	191	1,554

The change in the scope of consolidation is related primarily to Slovenské elektrárne. No deferred tax assets were recorded in relation to prior tax losses of €764 million, mainly regarding two holding companies located in the Netherlands and Luxembourg (€649 million), because the tax laws in force in the countries in question do not treat the expected income (dividends) of the companies as taxable.

(15.d) Investments accounted for using the equity method — €56 million

Equity investments in associated companies accounted for using the equity method are as follows:

	At Dec. 31,		Capital		Income	Other	At Dec. 31,
	2005	% Holding	Increases	Sales	Effect	Changes	2006	% Holding
	(millions of euro)

Wind Telecomunicazioni	1,728	37.2%	—	(328)	263	(1,663)	—	—
Weather Investments	—	—	—	(1,962)	(6)	1,968	—	—
Gesam	14	40.0%	—	(18)	4	—	—	—
Idrosicilia	9	40.0%	—	—	—	—	9	40.0%
Cesi	7	25.9%	—	—	—	—	7	25.9%
Compagnia Porto di Civitavecchia	9	25.0%	2	—	—	(4)	7	25.0%
Aes Distribuidores Salvadoreños	7	20.0%	—	—	—	(2)	5	20.0%
Other	23	—	—	(2)	4	3	28	—

Total	1,797		2	(2,310)	265	302	56

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The changes for the year in the equity investments in Wind and Weather Investments are the result of the completion of the sale of Wind. Specifically, Enel transferred 6.28% of Wind’s share capital to a subsidiary of Weather after Weather exercised a call option envisaged in the May 2005 agreement between the parties. Enel also transferred its remaining 30.97% of Wind shares to Weather in exchange for 20.9% of the share capital of Weather. The exchange generated a gain of €263 million. Including the 5.2% of Weather acquired in August 2005 during the first phase of the transaction and classified at December 31, 2005 under non-current financial assets, Enel’s total holding in the company amounted to 26.1%. On December 21, 2006, Enel sold the holding for a total of €1,962 million, of which €1,000 million were paid on that date, with the remainder deferred on an interest-bearing basis for 18 months and classified under other non-current financial assets. The major income statement and balance sheet data for the principal equity investments in associates are reported in the following table.

	At Dec. 31, 2006				At Dec. 31, 2005
				Net				Net
	Assets	Liabilities	Revenues	Income/(Loss)	Assets	Liabilities	Revenues	Income/(Loss)
	(millions of euro)

Idrosicilia	23	1	—	1	23	1	—	1
Cesi	128	101	80	1	159	129	125	1
Compagnia Porto di Civitavecchia	23	7	—	(2)	2	4	—	(3)
Aes Distribuidores Salvadoreños	85	57	5	—	104	67	9	5
Other companies	166	114	52	6	119	103	14	4

(15.e) Non-current financial assets — €1,494 million

	At Dec. 31,	At Dec. 31,
	2006	2005
	(millions of euro)

Equity investments in other companies	367	594
Advance paid on the acquisition of Slovenské elektrárne	—	168
Receivables due from associates and other equity investments	—	34
Other securities designated at fair value through profit or loss	114	—
Other receivables:
— financial receivables due from financing entities	14	27
— derivative contracts	37	11
— other items	962	2
Total other receivables	1,013	40

TOTAL	1,494	836

As regards “Equity investments in other companies”, the fair value of publicly listed companies was determined with reference to the market value of their shares at the end of the period, whereas the fair value of unlisted companies was determined on the basis of what is considered to be a reliable valuation of their

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

significant balance sheet items. Other items in 2006 represent the outstanding balance for the disposal of Weather, payable within 18 months. Details with respect to equity investments in Other companies are as follows:

	At Dec. 31,		At Dec. 31,
	2006	% Holding	2005	% Holding
	(millions of euro)

Weather Investments	—	—	286	5.20%
Terna	262	5.12%	213	5.12%
Red Electrica de España	44	1.00%	35	1.00%
LaGeo	25	12.50%	25	12.50%
Echelon	18	7.67%	20	7.54%
Tri Alpha Energy	7	6.18%	7	6.74%
Other	11		8

Total	367		594

“Other securities designated at fair value through profit or loss” are financial investments in asset management funds.

The table below reports the carrying amount and the fair value of long-term financial receivables (€1,090 million in 2006 and €66 million in 2005), including the portion due within twelve months (€30 million in 2006 and €3 million in 2005 included under other short-term financial receivables).

	At Dec. 31, 2006		At Dec. 31, 2005
	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value
	(millions of euro)

Long-term financial receivables	1,120	1,120	66	66

Total	1,120	1,120	66	66

The following table shows the notional amounts and the fair value of derivative contracts classified under non-current financial assets:

	Notional Value		Fair Value
	At Dec. 31,	At Dec. 31,	At Dec. 31,	At Dec. 31,
	2006	2005	2006	2005
	(millions of euro)

Cash flow hedge derivatives:
— interest rates	2,586	327	37	11

Total	2,586	327	37	11

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(15.f) Other non-current assets — €568 million

	At Dec. 31,	At Dec. 31,
	2006	2005
	(millions of euro)

Receivables from Electricity Equalization Fund	209	847
Receivables from State Decommissioning Fund	269	—
Other long-term receivables:
— tax paid on account on termination benefits	5	19
— loans to employees	45	44
— other receivables	40	65
Total other long-term receivables	90	128

TOTAL	568	975

The “Receivables from the State Decommissioning Fund” in the amount of €269 million are entirely related to the consolidation of Slovenské elektrárne. The receivables relate to the contribution that the company, as a nuclear generation operator, paid to the Slovakian national nuclear decommissioning fund in the manner and in accordance with the timetable established under Slovakian law.1 The resources will be used by the Slovakian government to reimburse to the generating companies that paid into the Fund part of the future costs of decommissioning nuclear plants and managing the related waste, including post-operational costs in the period between the termination of generation activities and the start of decommissioning. If such costs are greater than the amounts paid into the Fund up to the decommissioning date, the rules governing the Fund establish that the difference can be recovered from end users through rate increases.

Liabilities

(16)	CURRENT LIABILITIES

(16.a) Short-term loans — €1,086 million

At December 31, 2006 and 2005 short-term loans totaled €1,086 million and 1,361 million respectively as detailed below.

	At Dec. 31, 2006		At Dec. 31, 2005
	Book Value	Fair Value	Book Value	Fair Value

Short-term amounts due to banks	542	542	970	970
Commercial paper	531	531	275	275
Other short-term financial payables	13	13	116	116

Short-term financial debt	1,086	1,086	1,361	1,361

The payables represented by “Commercial paper” related to issues outstanding at year-end in the context of the €4,000 million program launched in November 2005 by Enel Finance International and guaranteed by Enel SpA.

At December 31, 2006, issues under the program totaled €531 million. The nominal value of the commercial paper is €535 million and is in the following currencies: euro (€202 million), pounds sterling (the equivalent of €48 million), US dollars (the equivalent of €251 million), and Swiss francs (the equivalent of €34 million). The exchange rate risk in respect of currencies other than the euro are fully hedged by currency swaps.

At December 31, 2005 payables represented by commercial paper related to issues at year-end in the context of the €1,500 million program launched in 2001 by Enel Investment Holding and guaranteed by Enel SpA, the

1 The fund and its assets are managed entirely by the Government.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

maximum amount of which was raised to €2,500 million in May 2004. In November 2005, the ceiling amount was raised to €4,000 million and the issuer of the commercial paper was changed from Enel Investment Holding to Enel Finance International, with Enel SpA retaining its responsibility as guarantor. At December 31, 2005, issues under the program totaled €275 million. The notional value of the commercial paper is €276 million, and is denominated in euro (€240 million) and pounds sterling (the equivalent of €36 million). The exchange rate risk in respect of currencies other than euro are fully hedged by currency swaps .

(16.b) Trade payables — €6,188 million

This item includes payables for the supply of electricity, fuel, materials and equipment for tenders and sundry services.

(16.c) Current financial liabilities — €941 million

	At Dec. 31,	At Dec. 31,
	2006	2005
	(millions of euro)

Deferred financial liabilities	177	176
Derivative contracts	753	103
Other items	11	15

Total	941	294

The following table shows the notional value and fair value of the derivative contracts:

	Notional Value		Fair Value
	At Dec. 31,	At Dec. 31,	At Dec. 31,	At Dec. 31,
	2006	2005	2006	2005
	(millions of euro)

Cash flow hedge derivatives:
— interest rates	2	191	—	10
— exchange rates	1	20	—	—
Total	3	211	—	10
Trading derivatives:
— interest rates	309	610	26	55
— exchange rates	1,340	1,147	24	15
— commodities	4,730	125	698	13
— other	—	—	5	10
Total	6,379	1,882	753	93

TOTAL	6,382	2,093	753	103

Trading derivatives on interest and exchange rates essentially include transactions entered into for hedging purposes, but which do not qualify for hedge accounting under the IFRS-EU.

Trading derivatives on commodities relate to:

•	fuel trading, with a notional value of €444 million and a fair value of €28 million;

•	one-way contracts for differences, with a notional value of €3,219 million and a fair value of €123 million;

•	trading derivatives on electricity, with a net notional value of about €55 million and a fair value of €7 million;

•	embedded derivatives related to energy sale and purchase contracts in Slovakia, with a notional value of €1,012 million and a fair value of €540 million.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(16.d) Other current liabilities — €4,106 million

	At Dec. 31,	At Dec. 31,
	2006	2005
	(millions of euro)

Payables due to customers	1,572	1,755
Payables due to the Electricity Equalization Fund	948	406
Payables due to employees	341	353
Taxes payable	221	199
Social security contributions payable	147	144
Other	877	533

Total	4,106	3,390

The item “Payables due to customers” include amounts for security deposits totaling €848 million, which refers to amounts received from customers under the terms of contracts for the delivery of electricity. Upon the finalization of contracts, the deposits (the use of which is not restricted) are recognized as current liabilities because the Company does not have an unconditional right to defer the repayment of the liabilities beyond twelve months.

(17)	NON-CURRENT LIABILITIES

(17.a) Long-term loans (including current portion) — €12,517 million

The aggregate includes long-term payables in respect of bonds, bank loans and other loans in euro and other currencies, including the portion falling due within twelve months.

The following table shows long-term debt and repayment schedules at December 31, 2006, grouped by loan and interest rate type.

					Portion
					Falling Due
					at More
			Nominal		Than	Current
		Balance	Value	Balance	12 months	Portion	Maturing in
	Maturing	31.12.2006	31.12.2006	31.12.2005		2007	2008	2009	2010	2011	Beyond
	(millions of euro)

Bonds:
— listed, fixed rate	2008-2033	5,680	5,721	5,621	5,674	6	1,004	7	107	946	3,610
— listed, floating rate	2009-2012	633	636	799	633	—	50	86	100	—	397
— unlisted, fixed rate	2007-2010	91	91	171	61	30	60	1	—	—	—
— unlisted, floating rate	2007-2032	2,030	2,030	1,939	2,007	23	22	331	79	56	1,519
Total		8,434	8,478	8,530	8,375	59	1,136	425	286	1,002	5,526
Bank loans:
— fixed rate	2007-2015	130	130	166	91	39	19	20	9	9	34
— floating rate	2007-2026	3,780	3,802	3,015	3,586	194	235	282	254	816	1,999
Total		3,910	3,932	3,181	3,677	233	254	302	263	825	2,033
Non-bank loans:
— fixed rate	2007-2026	132	135	138	104	28	21	7	6	7	63
— floating rate	2009-2020	41	41	53	38	3	3	2	2	2	29
Total		173	176	191	142	31	24	9	8	9	92

TOTAL		12,517	12,586	11,902	12,194	323	1,414	736	557	1,836	7,651

The balance for bonds is stated net of €474 million relating to the unlisted floating-rate “Special series of bonds reserved for employees 1994-2019”, which the Parent Company holds in portfolio.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The table below reports long-term financial debt by currency and interest rate.

				Current	Effective
	Balance	Nominal Value	Balance	Interest Rate	Interest Rate
	At Dec. 31, 2006		At Dec. 31, 2005	At Dec. 31, 2006
	(millions of euro)

Euro	11,869	11,935	11,444	4.36%	4.41%
US dollar	222	225	185	8.09%	8.11%
Pound sterling	62	62	62	5.73%	5.73%
Swiss franc	13	13	22	6.49%	6.49%
Japanese yen	59	59	109	1.65%	1.65%
Other currencies	292	292	80	5.92%	5.92%
Total non-euro currencies	648	651	458

TOTAL	12,517	12,586	11,902

Change in the nominal value of long-term debt

				Changes in		Exchange
	Nominal Value		Change in	Consolidated	New	Rate	Nominal Value
	At Dec. 31, 2005	Repayments	Own Bonds	Companies	Financing	Differences	At Dec. 31, 2006
	(millions of euro)

Bonds	8,599	(487)	53	246	97	(30)	8,478
Bank loans	3,195	(1,173)	—	493	1,425	(8)	3,932
Non-bank loans	191	(45)	—	45	2	(17)	176

Total financial debt	11,985	(1,705)	53	784	1,524	(55)	12,586

The main financing transactions for 2006 include the following:

•	the refinancing of Slovenské elektrárne debt with a new 5-year revolving line of credit for a total of €600 million without an Enel SpA guarantee, €565 million of which was drawn at the end of 2006;

•	the renegotiation of the project financing in respect of Enel Maritza East 3 (formerly Maritza East III Power Company) in the amount of €450 million payable in 2023 and fully guaranteed by SACE, an Italian credit insurance agency, €220 million of which was drawn at December 31, 2006;

•	the renegotiation of the Acuerdo Marco II project financing for Enel Unión Fenosa Renovables in the amount of €283 million with a maturity of 15 years, €80 million of which was drawn at December 31, 2006;

•	the issue by Enel SpA of two additional tranches of a privately-placed bond issue for leading Italian insurance companies in the amount of €97 million maturing in 2024;

•	the signing by Enel Viesgo Generación of an EIB loan in the amount of €150 million for investment in the Escatrón plant, which is yet to be disbursed;

•	the signing by Enel Distribuzione of an EIB loan in the amount of €600 million for investments in the “Network Efficiency” project, which was disbursed in its entirety at December 31, 2006.

In addition, in 2006 two bond issues were consolidated, one for €195 million issued by Slovenské elektrárne in 2004 maturing in 2011 and another with a residual value of €51 million issued by Fortuna maturing in 2013. Finally, Enel SpA’s 5-year (renewable for a further two years) revolving line of credit in the amount of €5 billion agreed in November 2005 was available in its entirety at December 31, 2006.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table compares the carrying amount and the fair value of long-term debt, including the portion falling due within twelve months, broken down by category.

	At Dec. 31, 2006		At Dec. 31, 2005
	Book Value	Fair Value	Book Value	Fair Value
	(millions of euro)

Bonds:
— fixed-rate	5,771	5,938	5,792	6,235
— floating-rate	2,663	2,699	2,738	2,826
Total	8,434	8,637	8,530	9,061
Bank loans:
— fixed-rate	130	133	166	173
— floating-rate	3,780	3,785	3,015	3,012
Total	3,910	3,918	3,181	3,185
Non-bank loans:
— fixed-rate	132	135	138	138
— floating-rate	41	41	53	53
Total	173	176	191	191

TOTAL	12,517	12,731	11,902	12,437

The following tables show changes in the long-term loans for the period, distinguishing current from non-current portions.

Long-term loans (excluding current portion)

	Book Value	Book Value
	At Dec. 31, 2006	At Dec. 31, 2005
	(millions of euro)

Bonds:
— fixed-rate	5,735	5,495
— floating-rate	2,640	2,548
Total	8,375	8,043
Bank loans:
— fixed-rate	91	127
— floating-rate	3,586	2,655
Total	3,677	2,782
Non-bank loans:
— fixed-rate	104	96
— floating-rate	38	46
Total	142	142

TOTAL	12,194	10,967

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Current portion of long-term loans

	Book Value	Book Value
	At Dec. 31, 2006	At Dec. 31, 2005
	(millions of euro)

Bonds:
— fixed-rate	36	297
— floating-rate	23	190
Total	59	487
Bank loans:
— fixed-rate	39	39
— floating-rate	194	360
Total	233	399
Non-bank loans:
— fixed-rate	28	42
— floating-rate	3	7
Total	31	49

TOTAL	323	935

The Group’s main long-term financial debts are governed by covenants containing undertakings by the borrowers (Enel SpA and the other Group companies) and in some cases Enel SpA as guarantor that are commonly adopted in international business practice. The main covenants governing Enel’s debt regard the bond issues carried out within the framework of the Global Medium Term Notes program and loans granted by the European Investment Bank. To date none of the covenants have been triggered.

The commitments in respect of the bond issues in the Global Medium Term Notes program can be summarized as follows:

•	negative pledge clauses under which the issuer may not establish or maintain (except under statutory requirement) mortgages, liens or other encumbrances on all or part of its assets to secure any listed bond or bond for which listing is planned unless the same guarantee is extended equally or pro rata to the bonds in question;

•	pari passu clauses, under which the securities constitute a direct, unconditional and unsecured obligation of the issuer and are issued without preferential rights among them and have the same seniority as other present and future bonds of the issuer;

•	specification of default events, whose occurrence (for example, insolvency, failure to pay principle or interest, initiation of liquidation proceedings, etc.) constitutes a default; under “cross default” clauses, the occurrence of a default event in respect of any financial liability (above a threshold level) issued by the issuer or significant subsidiaries (defined as consolidated companies whose gross revenues or total assets are at least 10% of gross consolidated revenues or total consolidated assets) constitutes a default in respect of the liability in question, which becomes immediately repayable;

•	early redemption clauses in the event of new tax requirements, which permit early redemption at par of all outstanding bonds.

The main covenants governing the loans granted by the European Investment Bank can be summarized as follows:

•	negative pledge clauses, under which the issuer undertakes not to establish or grant to third parties additional guarantees or privileges with respect to those already established in the individual contracts by the Company

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

or Enel Group companies, unless an equivalent guarantee is extended equally or pro rata to the loans in question;

•	clauses that require the guarantor (whether Enel SpA or banks acceptable to the EIB) to maintain its rating above a specified grade;

•	in the case of guarantees provided by Enel SpA, the Group’s equity may not fall below a specified level;

•	material changes clauses, under which the occurrence of a specified event (mergers, spin-offs, disposal or transfer of business units, changes in company control structure, etc.) gives rise to the consequent adjustment of the contract, without which the loan shall become repayable immediately without payment of any commission;

•	requirements to report periodically to the EIB;

•	requirement for insurance coverage and maintenance of property, possession and use of the works, plant and machinery financed by the loan over the entire term of the agreement;

•	contract termination clauses, under which the occurrence of a specified event (serious inaccuracies in documentation presented in support of the contract, failure to repay at maturity, suspension of payments, insolvency, special administration, disposal of assets to creditors, dissolution, liquidation, total or partial disposal of assets, declaration of bankruptcy or composition with creditors or receivership, substantial decrease in equity, etc.) triggers immediate repayment.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reports the net financial position at December 31, 2006 and 2005.

	At Dec. 31,	At Dec. 31,
	2006	2005
	(millions of euro)

Cash on hand	6	4
Bank and post office deposits	541	472
Securities(1)	25	32
Total cash and cash equivalents	572	508
Financial receivables due from associates	10	3
Factoring receivables	211	374
Short-term portion of long-term financial receivables	30	3
Totalshort-term financial receivables	251	380
Short-term bank debt	(542)	(970)
Commercial paper	(531)	(275)
Short-term portion of long-term bank debt	(233)	(399)
Bonds (short-term portion)	(59)	(487)
Other loans (short-term portion)	(31)	(49)
Other short-term financial payables	(13)	(116)
Total short-term financial debt	(1,409)	(2,296)
Net short-term financial position	(586)	(1,408)
Long-term financial receivables	1,090	63
Debt to banks and financing entities	(3,677)	(2,782)
Bonds	(8,375)	(8,043)
Other loans	(142)	(142)
Total long-term financial debt	(12,194)	(10,967)
Net long-term financial position	(11,104)	(10,904)

TOTAL NET FINANCIAL POSITION	(11,690)	(12,312)

(1)	On the consolidated Balance Sheet securities have been presented under Current Financial Assets.

(17.b) Post-employment and other employee benefits — €2,633 million

The Group provides its employees with a variety of benefits, including termination benefits, additional months’ pay for having reached age limits or eligibility for old-age pension, loyalty bonuses for achievement of seniority milestones, supplementary pension and healthcare plans, domestic electricity discounts and similar benefits.

The item “Post-employment and other employee benefits” relates to accruals made to cover benefits due at the time the employment relationship is terminated and other long-term benefits to which employees have a statutory or contractual right as well as other post-employment benefits.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table reports the change during the year in actuarial liabilities and the fair value of plan assets, as well as a reconciliation of net actuarial liabilities with liabilities recognized in the balance sheet at December 31, 2006 and December 31, 2005.

	Benefits Due on Termination of
	Employment and
	Other Long-Term		Post-Employment Benefits Under
	Benefits		Defined-Benefit Plans
	2006	2005	2006	2005
	(millions of euro)

Changes in actuarial liabilities:
Actuarial liabilities at the beginning of the year	1,783	1,977	1,199	1,237
Service cost	83	95 (1)	9	9 (1)
Interest cost	74	68 (1)	48	49 (1)
Benefits paid	(162)	(232)	(58)	(54)
Other changes	(64)	—	(6)	—
Changes in scope of consolidation	37	(113)	6	(61)
Actuarial (gains)/losses	(31)	(12)	3	19
Foreign exchange (gains)/losses	3	—	1	—
Actuarial liabilities at the end of the year	1,723	1,783	1,202	1,199
Changes in plan assets:
Fair value at the beginning of the year	281	172	23	23
Expected return on plan assets	14	12	—	1
Actuarial gains/(losses)	(2)	(9)	—	—
Contributions paid by company	26	15	1	—
Other changes	—	109	—	—
Benefits paid	(24)	(18)	(1)	(1)
Fair value at the end of the year	295	281	23	23
Reconciliation with carrying amount:
Net actuarial liabilities at the end of the year	1,428	1,502	1,179	1,176
Unrecognized (gains)/losses	(29)	(3)	3	(19)
Carrying amount of liabilities at the end of the year	1,457	1,505	1,176	1,157

(1)	Includes Telecommunications and Transmission Networks Divisions until date of deconsolidation.

The liabilities recognized are reported net of plan assets, whose fair value at period-end amounted to €318 million, including net unrecognized actuarial gains of €26 million. The expected return used in estimating the fair value of the plan assets is equal to 4.5% (4.2% in 2005).

The fair value of plan assets was determined to be the present value of the related obligations, as all plan assets are qualified insurance policies that exactly match the amount and timing of some of the benefits payable under the different plans.

The cost of employee benefits in 2006 came to €186 million (€257 million in 2005), of which €108 million in respect of accretion cost is recognized under interest cost (€117 million in 2005) and €78 million is recognized under personnel costs. The cost for termination benefits in 2006 amounted to €101 million, of which €37 million is in respect of accretion cost.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The main actuarial assumptions used to calculate the liabilities in respect of employee benefits are set out in the following table:

	2006	2005	2004

Discount rate	4.25%	4.00%	4.25%
Rate of increase in wages	3.00%	3.00%	3.00%
Rate of increase in healthcare costs	3.00%	3.00%	3.00%

(17.c) Provisions for risks and charges — €4,151 million

		Provision	Changes in	Utilization			Taken to	Changes in	Utilization
	At Dec. 31,	Made During	Scope of	and other	At Dec. 31,		Income	Scope of	and Other	At Dec. 31,
	2004	the Year	Consolidation	Changes	2005	Accruals	Statement	Consolidation	Changes	2006
	(millions of euro)

Provision for litigation, risks and other charges:
— nuclear decommissioning	382	56	(38)	(59)	—	123	—	1,893	173	2,189
— non-nuclear plant retirement and site restoration	80	—	(60)	7	27	16	—	169	11	223
— litigation	382	56	(38)	(59)	341	62	(22)	7	(40)	348
— CO2 emissions charges	—	228	—	—	228	9	(108)	—	(120)	9
— other	647	171	(74)	(194)	550	215	(61)	436	(180)	960
Total	1,109	455	(172)	(246)	1,146	425	(191)	2,505	(156)	3,729
Provision for early-retirement incentives	295	69	(8)	(235)	121	400	—	21	(120)	422
TOTAL	1,404	524	(180)	(481)	1,267	825	(191)	2,526	(276)	4,151

Nuclear decommissioning provision

The “nuclear decommissioning” provision regards the V1 and V2 plants at Jasklovske Bohunice and EMO 1 and 2 plants at Mochovce. It comprises:

•	provision for disposal and storage of radioactive waste: at December 31, 2006 this amounted to €288 million in respect of the cost for the transport, treatment and storage of nuclear waste. The liability was estimated on the basis of the Company’s obligations under the applicable Slovakian legislation;

•	provision for storage and long-term disposal of spent nuclear fuel: at December 31, 2006 this amounted to €1,222 million in respect of the estimated cost for the transport and storage of spent nuclear fuel. The liability was estimated on the basis of engineering and financial assessments of the costs of building the storage facilities;

•	provision for decommissioning of nuclear power plants: at December 31, 2006 this amounted to €679 million in respect of the estimated cost of retiring the plants. The liability was estimated on the basis of engineering and financial assessments of the cost of retirement (also using comparative analyses) and the operating plans for decommissioning established by the relevant Slovakian authorities.

The estimated timing of the outlays described above takes account of current knowledge of environmental regulations, the amount of time used to estimate the costs and the difficulties presented by the extremely long time span over which such costs could arise. The charges covered by the provisions are reported at their present value using discount rates of between 4.2% and 4.5%.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Provision for non-nuclear plant retirement and site restoration

The “provision for non-nuclear retirement and site restoration” represents the present value of the estimated cost for the retirement and removal of non-nuclear plant where there is a legal or constructive obligation to do so. The increase in 2006 of €196 million is related to Slovenské elektrárne in the amount of €190 million (of which €169 million at the acquisition date) regarding the thermal plants at Novany and Vojany.

Litigation provision

The “litigation” provision covers liabilities that could arise in respect of pending litigation and other disputes. It includes an estimate of the potential liability relating to disputes that arose during the period, as well as revised estimates of the potential costs associated with disputes initiated in prior periods. The estimates are based on the opinions of internal and external legal counsel.

Other provisions

“Other” provisions refer to various risks and charges, mainly in connection with regulatory disputes and disputes with local authorities regarding various duties and fees.

Provision for early-retirement incentives

The “Provision for early-retirement incentives” includes the estimated charges relating to binding agreements for the voluntary termination of employment contracts in response to restructuring needs.

(17.d) Deferred tax liabilities — €2,504 million

The table reports changes in “Deferred tax liabilities” by type of temporary difference, determined on the basis of the current tax rates.

		Increase				Increase
		(Decrease)				(Decrease)
		Taken to		Changes in		Taken to
	At Dec. 31,	Income	Other	Scope of	At Dec. 31,	Income	Other	At Dec. 31,
	2004	Statement	Changes	Consolidation	2005	Statement	Changes	2006
	(millions of euro)

Nature of the temporary differences:
— differences on non-current and financial assets	2,100	282	20	(502)	1,900	127	(14)	2,013
— income subject to deferred taxation	98	(41)	—	—	57	(43)	6	20
— allocation of goodwill to assets	61	(3)	39	—	97	(4)	7	100
— measurement of financial instruments	12	(19)	105	(2)	96	(41)	(5)	50
— other items	241	64	—	9	314	8	(1)	321

Total	2,512	283	164	(495)	2,464	47	(7)	2,504

The caption includes the deferred tax liabilities on differences between depreciation charged for tax purposes, including accelerated depreciation, and depreciation based on the estimated useful lives of assets.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(17.e) Non-current financial liabilities — €116 million

These consist of the fair value measurement of cash flow hedge derivatives. The following table shows the related notional amount and fair value.

	Notional value		Fair value
	At Dec. 31,	At Dec. 31,	At Dec. 31,	At Dec. 31,
	2006	2005	2006	2005
	(millions of euro)

Cash flow hedge derivatives:
— interest rates	2,238	3,749	116	262

Total	2,238	3,749	116	262

Derivatives outstanding at December 31, 2006 and 2005 were essentially composed of interest rate hedges on a number of long-term floating-rate loans. The negative fair value of such positions, primarily the result of a significant reduction in market interest rates in recent years, is largely offset by the reduction in financial expense relating to the hedged liabilities.

(17.f) Other non-current liabilities — €1,044 million

	At Dec. 31,	At Dec. 31,
	2006	2005
	(millions of euro)

Deferred operating liabilities	1,014	828
Other items	30	18

Total	1,044	846

Deferred operating liabilities represent deferred connection revenues and certain Electricity Equalization Fund contributions.

(18)	EQUITY ATTRIBUTABLE TO THE SHAREHOLDERS OF THE PARENT COMPANY

Equity attributable to the shareholders of the Parent Company — €18,460 million

During 2006, 19,124,633 options that had been distributed under the stock option plans for 2002, 2003 and 2004 were exercised. The exercise of these options generated an increase of €108 million in equity through an increase in share capital of €19 million and in the share premium reserve of €89 million. In addition, as regards the exercised options, the share premium reserve increased by a further €7 million as a result of the reclassification from the specific stock option reserve.

Share capital — €6,176 million

Share capital at December 31, 2006 consisted of 6,176,196,279 ordinary shares with a par value of €1.00 each (6,157,071,646 shares at December 31, 2005).

Other reserves — €4,386 million

Share premium reserve — €607 million

The change in the year reflects the exercise of stock options by beneficiaries.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Legal reserve — €1,453 million

Other reserves — €2,245 million

This includes €2,215 million in respect of the remaining portion of the value adjustments carried out when Enel was transformed from a public entity to a company limited by shares. This amount does not constitute taxable income when distributed.

Foreign currency translation reserve — €81 million

The increase in this aggregate for the period is attributable to the net appreciation of the functional currency against the foreign currencies used by subsidiaries.

Reserve from measurement of financial instruments — €163 million

This item includes €16 million in losses not yet realized at the end of the period in respect of the measurement of cash flow hedging derivatives and recognized directly in equity, as well as €177 million in unrealized gains arising in respect of the fair value measurement of financial assets.

The table below shows the changes in gains and losses recognized directly in equity including minority interests and net of the related tax effects.

		Gains/(Losses)
		Recognized in	Released to
	At Dec. 31,	Equity for the	Income	At Dec. 31,
	2005	Period	Statement	2006
	(millions of euro)

Reserve for fair value measurement of cash flow hedging, effective portion	(138)	71	52	(15)
Reserve for fair value measurement of financial investments held for sale	132	77	(32)	177
Reserve for foreign exchange differences	60	66		126

Total gains/(losses) recognized in equity	54	214	20	288

Net deferred tax liabilities calculated on the balance at December 31, 2006 were a negative €7 million (a positive €53 million at December 31, 2005). The net change of €60 million during the year included €39 million of net deferred tax liabilities in respect of gains and losses recognized directly in equity and €21 million of accrued taxes in respect of reserves released to the income statement.

The Company estimates that approximately €30 million of net derivatives gain recognized in equity as of December 31, 2006 will be reclassified into earnings within the next twelve months.

(19)	RELATED PARTIES

As the main operator in the field of generation, transport and distribution of electricity in Italy, Enel provides services to a number of State-controlled companies. In the current regulatory framework, Enel concludes transactions with Terna — Rete Elettrica Nazionale, the Single Buyer, the Electricity Services Operator and the Market Operator (each of which is entirely controlled either directly or indirectly by the Ministry for the Economy and Finance).

Fees for the transport of electricity payable to Terna and certain charges paid to the Market Operator are determined by the Authority for Electricity and Gas.

Transactions relating to purchases and sales of electricity concluded with the Market Operator on the Power Exchange and with the Single Buyer are settled at market prices.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Companies in the Domestic Sales Division acquire electricity from the Single Buyer and settle the contracts for difference related to CIP6 energy with the Electricity Services Operator, in addition to paying Terna fees for the use of the National Transmission Network (NTN). Companies that are part of the Domestic Generation and Energy Management Division, in addition to paying fees for the use of the NTN to Terna, acquire from and sell electricity to the Market Operator on the Power Exchange.

Enel also acquires fuel for generation and gas distribution and sale from ENI, a company controlled by the Ministry for the Economy and Finance.

All transactions with related parties are concluded on normal market terms and conditions.

The following table summarizes the relationships:

	Balance sheet
	At Dec. 31, 2006		At Dec. 31, 2005
	Receivables	Payables	Receivables	Payables
	(millions of euro)

Single Buyer	483	2,017	653	2,199
Market Operator	968	352	1,230	210
Terna	357	394	378	334
Electricity Services Operator	263	354	200	231
ENI	39	191	2	589
Italian Post Office	—	41	1	20

Total	2,110	3,349	2,464	3,583

	Income Statement
	2006		2005		2004
	Costs	Revenues	Costs	Revenues	Costs	Revenues
	(millions of euro)

Single Buyer	12,309	1,749	10,150	1,160	7,183	1,824
Market Operator	1,579	6,274	1,159	6,308	483	3,079
Terna	1,919	2,062	292	316	—	—
Electricity Services Operator	27	539	1,294	2,455	1,917	2,715
ENI	1,502	199	1,848	123	1,638	—
Italian Post Office	145	15	99	15	—	—

Total	17,481	10,838	14,842	10,377	11,221	7,618

The following table shows transactions with associated companies:

	Balance sheet
	At Dec. 31, 2006		At Dec. 31, 2005
	Receivables	Payables	Receivables	Payables
	(millions of euro)

Cesi	1	17	4	24
Wind Telecomunicazioni	—	—	291	193
Other companies	16	1	—	—

Total	17	18	295	217

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Income Statement
	2006		2005		2004
	Costs	Revenues	Costs	Revenues	Costs	Revenues
	(millions of euro)

Wind Telecomunicazioni	—	—	138	26	—	—
Cesi	15	1	24	4	22	4
Immobiliare Foro Bonaparte	—	—	21	—	33	—
Leasys	—	—	162	2	103	3
Idrolatina	—	—	2	—	—	—
Other companies	3	7	—	—	2	—

Total	18	8	347	32	160	7

(20)	CONTRACTUAL COMMITMENTS AND GUARANTEES

The commitments entered into by the Enel Group and the guarantees given to third parties are shown below:

At Dec. 31, 2006
(millions of euro)

Guarantees given:
— sureties and other guarantees granted to third parties	1,356
Commitments to suppliers for:
— electricity purchases	4,592
— fuel purchases	33,024
— various supplies	6,177
— tenders	1,827
— other	258
Total	45,878

TOTAL	47,234

Guarantees granted to third parties amounted to €1,356 million and include €737 million in commitments relating to the sale of real estate assets in connection with the regulations that, for a period of six years and six months from July 2004, govern the termination of leases and the related payments. The value of such guarantees is reduced annually by a specified amount.

The expected cash flow of the lease contracts, including forecast inflation, is as follows:

•	2007: €74 million;

•	2008: €73 million;

•	2009: €74 million;

•	2010: €68 million;

•	2011: €55 million.

Commitments for electricity mainly relate to imports from France, Switzerland and Germany, and are all related to the period 2007-2011.

Commitments for the purchase of fuels are determined with reference to the parameters and exchange rates applicable at the end of the period (given that fuel prices vary and are mainly set in foreign currencies). The total at

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

December 31, 2006, was €33,024 million, of which €13,930 million refers to the period 2007-2011, €11,982 to the period 2012-2016, €6,912 million to the period 2017-2021, and the remaining €200 million beyond 2021.

(21)	CONTINGENT LIABILITIES AND ASSETS

Litigation on rates

Enel is the target of a series of suits filed by a number of companies that consume large amounts of electricity and who have challenged, in full or in part, the legitimacy of the measures with which first the Interministerial Price Committee (CIP) and then the Authority for Electricity and Gas determined changes in electricity rates in the past. To date, the courts have generally rejected the complaints lodged and an examination of the rulings would indicate that the chance of unfavorable judgments is remote.

Environmental litigation

Litigation regarding environmental issues primarily concerns the installation and operation of power lines and equipment of Enel Distribuzione, which succeeded Enel SpA in the related relationships.

Enel Distribuzione has been involved in a number of civil and administrative suits relating to requests, often using urgent procedures, for the precautionary transfer or modification of operations on power lines by persons living near them on the basis of their alleged potential to cause harm, despite the fact that they have been installed in compliance with current regulations. In a number of proceedings claims for damages for harm caused by electromagnetic fields have been lodged. The outcome of litigation on these issues is normally favorable to Enel Distribuzione, with only sporadic adverse precautionary rulings. All of these have been appealed, so that at the present date there are no final adverse rulings, and no damages for physical harm have ever been granted.

There have also been a number of proceedings concerning electromagnetic fields generated by medium- and low-voltage transformer substations within buildings, in which the equipment has always been in compliance with induction limits set by current regulations.

The situation concerning litigation has evolved due to the clarification of the legislative framework following the entry into force of the framework law on electromagnetic emissions (Law 36 of February 22, 2001) and the related implementing regulations (Prime Minister’s Order of July 8, 2003). The new regulations seek to harmonize regulation of the field at the national level. The new rules also introduce a ten-year program as from the entry into force of Law 36/2001 for the environmental upgrading of the entire national network to comply with new exposure limits. They also envisage the possibility of recovering, in part or in full, costs incurred by the owners of power lines and substations through electricity rates, in accordance with criteria to be set by the Authority for Electricity and Gas, pursuant to Law 481/95, as they represent costs incurred in the public interest. At present, the Prime Minister has not issued the Order setting the criteria for the upgrading of power lines (Article 4(4) of Law 36/2001), nor have the criteria for measuring of the parameters and calculating tolerance limits been established, as provided for in the Order of July 8, 2003.

A number of urban planning and environmental disputes regarding the construction and operation of certain power plants and transmission and distribution lines are pending. Based on an analysis of individual cases, Enel believes the possibility of adverse rulings is remote. For a limited number of cases, an unfavorable outcome cannot be ruled out completely, however. The consequences of unfavorable judgments could, in addition to the possible payment of damages, also include the costs related to work required to modify electrical equipment and the temporary unavailability of the plant. At present such charges cannot be reliably quantified and are therefore not included in the “Provision for litigation, risks and other charges”.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Porto Tolle thermal plant

Air pollution — Criminal proceedings against Enel directors and employees

— Damages for environmental harm

Concluding criminal proceedings which begun in 2005, the Court of Adria, in a ruling issued March 31, 2006, convicted former directors and employees of Enel for a number of incidents of air pollution caused by emissions from the Porto Tolle thermoelectric plant. The decision, provisionally enforceable, held the defendants and Enel (as a civilly liable party) jointly liable for the payment of damages for harm to multiple parties, both natural persons and local authorities. Damages for a number of mainly private parties were set at the amount of €367,000. The calculation of the amount of damages owed to certain public entities (the Regions of Veneto and Emilia Romagna, the Province of Rovigo and various municipalities) has been postponed to a later civil trial, although a “provisional award” of about €2.5 million was granted and has been provided for.

An appeal has been lodged against the ruling of the Court of Adria by the Company and its employees and former directors. If the ruling in the criminal case is affirmed, any civil lawsuits brought by interested parties seeking total compensation for losses suffered could expose the Company to the risk of further expenditures that cannot currently be quantified.

Out-of-court disputes and litigation connected with the blackout of September 28, 2003

With regard to the blackout that occurred on September 28, 2003, Enel Distribuzione received numerous letters (most drafted on the basis of standardized forms prepared by consumer associations) containing requests for automatic/lump-sum indemnities under the Electricity Service Charter and resolutions of the Authority for Electricity and Gas (€25.82 each), in addition to further damages to be quantified by customers with a view to possible legal action.

With regard to litigation, at December 31, 2006 more than 90,000 proceedings were pending against Enel Distribuzione, individually for small amounts (almost all before justices of the peace in Southern Italy). All involved requests for automatic/lump-sum indemnities on the basis of the resolutions of the Authority for Electricity and Gas and the Electricity Service Charter or damages for loss due to the interruption of electricity supplies. Enel Distribuzione has challenged these requests with the following arguments: first, neither the Authority resolutions nor the Electricity Service Charter (whose reference legislation has been repealed) provide for automatic/lump-sum indemnities in the case of an interruption of supply, as specified by the Authority in a press release. Second, in relation to both the manner and extent of the black-out, the electricity supply interruption of September 28, 2003 was an unexpected and unforeseeable event and, as such, is ascribable to exceptional events beyond the control of the Group companies, for which they cannot therefore be held liable in any way. At December 31, 2006 more than 39,000 rulings had been issued by justices of the peace, with a majority finding in favor of the plaintiffs. Charges in respect of such indemnities could be recovered at least in part under existing insurance policies. The appellate courts have nearly all found in favor of Enel Distribuzione, based upon both the lack of proof of the loss claimed and the recognition that the company was not involved in causing the event. The few adverse rulings against Enel Distribuzione (all in Calabria) have been appealed to the Court of Cassation (the supreme court of appeal). Although it is not possible to predict the outcome of these proceedings, the Company believes that they will not have a material adverse affect on its financial condition or results.

Extension of municipal property tax (ICI)

Article 1 quinquies of Decree Law 44 of March 31, 2005 (ratified with Law 88/2005) stated that Article 4 of Law 652 of April 13, 1939 (governing the land registry) shall be interpreted with regard to power plants alone in the sense that the buildings and permanent constructions consist of the land and those parts that are structurally attached to it, even temporarily, which may be joined by any means of connection with movable parts for the purpose of creating a single complex asset.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As a result of this provision (the interpretation of which was affirmed by a recent decision of the Court of Cassation) the calculation of the imputed rental income of buildings that form part of a generation plant must also take removable parts into account. Consequently, the Enel Group could be required to pay higher local ICI in the future.

The Court’s decision, however, established nothing with regard to the criteria to be used in calculating the value to be attributed to these components of imputed rent but rather referred the question to the Regional Tax Commission with territorial jurisdiction. The Regional Tax Commission of Emilia Romagna, in Ordinance no. 16/13/06 (filed on July 13, 2006), sent the case to the Constitutional Court on the issue of the constitutionality of Article 1 quinquies of the Decree Law, finding it relevant and not clearly unfounded.

Therefore, with regard to pending litigation, the Enel Group shall continue to pursue its case to request a substantial reduction of the values originally assigned by the Land Registry Offices to the removable parts of the plant. Enel has, however, allocated €44 million to the “Provisions for risks and charges” to cover fully the potential charges that would result from an unfavorable outcome. At the same time, Enel does not feel that further provisions are necessary to take into account possible retroactive application of the rule on imputed rent proposals, which to date have not been the subject of comments by the Land Registry Offices and, in any event, primarily concern small plants.

INPS circular no. 63 of May 6, 2005

Concerning contribution obligations in respect of the Cassa Integrazione Guadagni (CIG), Cassa Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (unemployment benefit schemes)

On May 6, 2005, the Italian National Social Security Institute (INPS) issued a circular regarding obligatory contributions to the Cassa Integrazione Guadagni (CIG), Cassa Integrazione Guadagni Straordinaria (CIGS), Disoccupazione Involontaria (DS) and Mobilità (all unemployment benefit programs). In regulating the matter, the circular specified that contributions to be paid in respect of the above programs are also applicable to State-controlled companies and national public entities involved in industrial activities that are not wholly public-owned. These include Enel and companies incorporated by Enel pursuant to Legislative Decree 79 of March 16, 1999, both for the period following the issue of the circular and retroactively as from the date on which they ceased to be entirely owned by public entities (in the case of Enel, as from the date of the IPO, in November 1999).

More specifically, under the provisions of the circular Enel SpA would be required only to make contributions to CIG and CIGS, while companies incorporated by Enel under Legislative Decree 79/1999 would also be required to contribute to the DS and Mobilità programs.

The Enel Group believes that it is not liable for these contributions as it does not meet the conditions for applicability. In particular, as regards past periods, the Group contests the payment of contributions for programs whose benefits it would not have been eligible to use.

The circular has been challenged for precautionary reasons before the administrative courts, requesting its suspension. The Regional Administrative Court rejected the appeal for suspension, stating that the matter fell under the exclusive jurisdiction of the ordinary courts. Enel therefore filed an appeal with the Labor Court, indicating that no contribution obligation existed for CIG, CIGS and Mobilità. The matter is still pending. Although it is not possible to predict the outcome of these proceedings, the Company believes that they will not have a material adverse affect on its financial condition or results.

Owing to the complexity of the issues and the need for further study, INPS initially extended the deadline for the payment of accrued contributions. INPS subsequently felt it advisable to request an opinion from the Council of State and extended the deadline for settlement of the obligation until the opinion was issued.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

In an opinion issued at the hearing of February 8, 2006, the second section of the Council of State ruled, specifically, that the circular may not have retroactive effect and that there are no grounds for levying penalties, therefore ordering that the circular be amended appropriately.

As regards the contribution for the Disoccupazione Involontaria program (involuntary unemployment), and therefore the Mobilità program (which applies only where the DS contribution is also due), the Ministry of Labor, upon completion of the inspection begun in December 2005 to ascertain whether the conditions exempting Enel and the companies incorporated by it under Legislative Decree 79/1999 from the contributions continued to hold, issued a Decree on August 1, 2006 in which it confirmed that both Enel SpA and the companies incorporated under it that are still members of the Enel Group have been exempt from the DS (and therefore Mobilità) schemes since they began operations. The confirmation of the contribution exemption also affects the Mobilità contribution, whose basis of calculation is the overall payroll subject to the contribution for Disoccupazione Involontaria.

However, despite the generally favorable situation for Enel and in conflict with the opinion issued by the Council of State (whose arguments were cited by the Rome Labor Court in its ruling no. 2384 of February 8, 2007 in Acea vs. INPS) and the findings of the decree issued by the Ministry of Labor, during 2006 and early 2007 Enel has received a number of tax assessments demanding payment of contributions for previous years for the CIG, CIGS, Mobilità and DS programs. The assessments were suspended at the initiative of INPS or with an injunction of the Labor Court, to which Enel has appealed the assessments received. Accordingly, as the situation stands it is felt that the likelihood of incurring a liability in this regard is remote.

Inquiries by the Milan Public Prosecutor’s Office and the State Audit Court

In February 2003, the Milan Public Prosecutor’s Office initiated a criminal investigation (still ongoing) of former top managers of Enelpower and other individuals for alleged offences to the detriment of Enelpower and payments made by contractors to receive certain contracts. Implementing the resolutions of the boards of Enel, Enelpower and Enel Produzione, legal action was taken against the suppliers involved, which led to settlements with Siemens and Alstom.

On the basis of the information that emerged during the criminal proceedings, the State Audit Court sued the former Chief Executive Officer and a former executive of Enelpower, in addition to the former Chairman of Enel Produzione, citing them for possible administrative liability in relation to losses caused to the tax authorities. Enel, Enelpower and Enel Produzione deposited an instrument in support of the request of the Regional Public Prosecutor. In a ruling of February 22, 2006, the State Audit Court, finding that the former directors and managers cited in the suit were liable, awarded Enelpower damages of about €14 million. The ruling was appealed before the Central Jurisdictional Appeals Section of the Rome State Audit Court, where it is still pending.

In parallel with the above ruling, Enelpower and Enel Produzione initiated a revocatory action against the claimants in respect of the former Enel Produzione CEO and the former Enelpower CEO and manager, to obtain a court ruling challenging their authority to dispose certain assets of the Company.

(22)	STOCK OPTION PLANS AND REMUNERATION OF DIRECTORS AND SENIOR EXECUTIVES

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

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

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

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following table summarizes developments in 2006 in Enel’s stock option plans, detailing the main assumptions used in calculating their fair value.

Developments in stock option plans

Number of Options	2002 Plan	2003 Plan	2004 Plan	2006 Plan	Total

Options granted at December 31, 2004	41,748,500	47,624,005	38,527,550	—	127,900,055
Options exercised at December 31, 2004	24,104,556	16,342,119	—	—	40,446,675
Options lapsed at December 31, 2004	4,824,000	3,237,700	1,231,000	—	9,292,700
Options outstanding at December 31, 2004	12,819,944	28,044,186	37,296,550	—	78,160,680
Options exercised in 2005	10,697,094	14,158,373	12,392,982	—	37,248,449
Options lapsed in 2005	48,500	50,726	394,500	—	493,726
Options outstanding at December 31, 2005	2,074,350	13,835,087	24,509,068	—	40,418,505
New options granted in 2006	—	—	—	31,790,000	31,790,000
Options exercised in 2006	1,319,050	11,726,012	6,079,571	—	19,124,633
Options lapsed in 2006	—	60,290	334,300	286,000	680,590
Options outstanding at December 31, 2006	755,300	2,048,785	18,095,197	31,504,000	52,403,282
Fair value at grant date (euro)	0.17	0.37	0.18	0.27
Volatility	28%	28%	17%	14%
Vesting period	2 years	2 years	3.5 years	4 years
Option expiry	December 2007	December 2008	December 2009	December 2012
Average expected annual dividend	0.28	0.28	0.36	0.44
Risk-free interest rate	2.82%	2.82%	2.72%	4.00%

The risk-free rate for periods within the contractual life of the option is based on the Euro yield curve at the time of the grant.

On May 26, 2006, the Enel Ordinary Shareholders’ Meeting approved the 2006 stock option plan, granting the Board of Directors the powers required to carry out the plan, to be exercised in accordance with criteria established by the Shareholders’ Meeting. On August 4, 2006, the Board of Directors of Enel SpA, exercising the authority given to it by the Shareholders’ Meeting, granted 31,790,000 options to 461 Enel Group executives. Achievement of the targets set in the 2006 plan will be verified between 2008 and 2009.

As established by the Board of Directors, executives were divided into different brackets, with each bracket receiving a different number of options. The right to subscribe the shares is subordinated to the executives concerned remaining employed within the Group, with a number of exceptions (for example, termination of employment because of retirement or permanent invalidity, exit from the Group of the company at which the executive is employed, and succession) specifically governed by the Regulations.

The options may be exercised subject to a number of specific suspensory conditions. These include exceeding Group EBITDA forecasts and the performance of Enel shares with respect to the benchmark index indicated in the Regulations for each plan.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Remuneration of directors and senior executives

The current members of Enel’s board of directors were appointed on May 26, 2005 at the annual meeting of Enel’s shareholders. Enel’s shareholders also set the directors’ individual base compensation in an amount equal to €85,000 per year; while the board of directors set the additional compensation of the Chairman of the board of directors and the Chief Executive Officer, after having received the opinion of the board of statutory auditors in accordance with the Company’s by-laws. The following amounts include compensation matured to such persons.

Remuneration of directors

Last Name	Name	Position	2006	2005

Gnudi	Piero	Chairman	735,764.00	700,755.14
Conti	Fulvio	CEO and GM	600,000.00	350,000.00
Scaroni	Paolo	CEO and GM(1)	—	294,507.19
Ballio	Giulio	Director	117,000.00	63,583.10
Fantozzi	Augusto	Director	116,427.00	62,833.10
Luciano	Alessandro	Director	117,000.00	62,833.10
Miccio	Mauro	Director(1)	—	47,404.21
Morganti	Franco	Director(1)	—	46,630.90
Napolitano	Fernando	Director	117,250.00	110,479.99
Taranto	Francesco	Director	122,500.00	117,029.40
Tosi	Gianfranco	Director	117,500.00	109,963.53
Valsecchi	Francesco	Director	117,000.00	62,883.10

			2,160,441.00	2,028,902.76

(1)	Former member of Enel’s board of directors.

Other compensations of directors

			2006			2005
				Bonuses			Bonuses
			Non-Monetary	and Other	Other	Non-Monetary	and Other	Other
Last Name	Name	Position	Benefits	Incentives	Compensation	Benefits	Incentives	Compensation

Gnudi	Piero	Chairman	11,779.68	—	—	11,050.68	585,998.30	2,640,000.00
Conti	Fulvio	CEO and GM	—	—	701,678.52	—	350,000.00	982,959.61
Scaroni	Paolo	CEO and GM	—	—	—	—	3,187,024.91	5,997,675.71
Ballio	Giulio	Director	—	—	—	—	—	—
Fantozzi	Augusto	Director	—	—	—	—	—	—
Luciano	Alessandro	Director	—	—	—	—	—	—
Miccio	Mauro	Director	—	—	—	—	—	—
Morganti	Franco	Director	—	—	—	—	—	28,506.84
Napolitano	Fernando	Director	—	—	—	—	—	—
Taranto	Francesco	Director	—	—	—	—	—	18,273.97
Tosi	Gianfranco	Director	—	—	—	—	—	—
Valsecchi	Francesco	Director	—	—	—	—	—	—

			11,779.68	—	701,678.52	11,050.68	4,123,023.21	9,667,416.13

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Executive officers who are not also directors received compensation in 2006 of €7,428,332.98.

The aggregate compensation Enel and its subsidiaries paid to all of Enel’s directors, senior managers and statutory auditors identified in this annual report, excluding pension, retirement or similar benefits, for the year ended December 31, 2006, was approximately €10.5 million (€24.7 million in 2005). The aggregate amount paid or accrued for pension, retirement or similar benefits for the same directors, statutory auditors and executive officers for the year ended December 31, 2006, was approximately €2.5 million (€2.7 million in 2005).

In addition, Mr. Conti, in his capacity as Chief Financial Officer, was granted options as described in the table below:

Stock Option Plan	Options Exercisable	Strike Price		Option Exercised	Resulting Shares Sold
				of Which in 2006

2001	347,916	7.272	347,916	—	332,916
2002	902,500	6.426	566,500	—	566,500
2003	992,800	5.240	497,840	—	497,840
2004	600,000	6.242	—	—	—
2006	1,500,000	6.842	—	—	—

On March 27, 2007, the board of directors approved a proposal for a new stock option plan that provides for the assignment to the Chief Executive Officer, in his capacity as General Manager, of 1,500,000 options to subscribe to the same number of Enel’s newly issued ordinary shares. On May 25, 2007 the annual shareholders’ meeting approved this proposal and authorized the board of directors to implement this stock option plan.

23.	NET INCOME AND SHAREHOLDERS’ EQUITY IN ACCORDANCE WITH U.S. GAAP

Differences Between IFRS-EU and United States Generally Accepted Accounting Principles

As discussed in Note 2, the accompanying consolidated financial statements as of December 31, 2006 and 2005 and for three-year period ended December 31, 2006 were prepared in compliance with International Financial Reporting Standards as adopted by the European Union. There are no differences between IFRS-EU and IFRS published by the International Accounting Standards Board (“IASB”) as these standards relate to the Company’s financial statements.

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

		Net Income				Equity
		For the Years Ended December 31,				As of December 31,
	Note	2006	2005	2004	2006	2006	2005	2006
		(millions of euros)			(millions of	(millions of euros)		(millions of
					U.S. dollars)			U.S. dollars)

Financial statements:
Of the parent company		3,036	3,895	2,631	4,007	18,460	19,057	24,362
Of the minority interest	23.1	65	237	116	86	565	359	746

Total		3,101	4,132	2,747	4,093	19,025	19,416	25,108

Increases/(Decreases) due to:
Minority Interest	23.1	(61)	(237)	(116)	(81)	(968)	(359)	(1,277)
Customers’ connection fees	23.2	(355)	(419)	(464)	(469)	(2,182)	(1,827)	(2,880)
Revaluation of fixed assets, related depreciation and adjustment for gain/loss on disposal	23.3	(27)	183	1,057	(36)	618	645	816
Capitalized interests and related depreciation	23.4	33	(12)	(33)	44	1,269	1,236	1,675
Early retirement program	23.5	294	(121)	197	388	370	76	488
Employee benefit obligations	23.6	(36)	6	38	(48)	(8)	151	(11)
Goodwill impairment and subsequent disposal of an affiliate	23.7	775	947	(1,722)	1,023	—	(775)	—
Business combinations, goodwill and other intangible assets	23.8	(100)	(69)	(86)	(132)	(3)	97	(4)
Negative goodwill and related adjustments	23.9	(24)	(24)	—	(32)	(48)	(24)	(63)
Deferred taxes on equity reserves	23.10	—	—	—	—	(571)	(571)	(754)
Assets retirement obligations	23.11	62	1	(6)	82	72	10	95
Gain on sale of real estate business	23.12	24	220	(667)	31	(423)	(447)	(558)
Investment in equity securities — unlisted equity investments	23.13	—	(4)	4	—	(4)	19	(5)
Transfer of financial asset	23.14	(2)	—	—	(3)	(2)	—	(3)
Onerous contracts	23.15	32	—	—	42	32	—	42
Other differences	23.16	(66)	43	(70)	(86)	(112)	(47)	(148)
Tax effect of reconciling items		74	62	146	98	151	29	199
Minorities on reconciling items	23.1	(5)	(10)	6	(7)	4	9	5

Amounts under U.S. GAAP corresponding to Parent Company		3,719	4,698	1,031	4,907	17,220	17,638	22,725

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The condensed Consolidated Balance Sheets as of December 31, 2006 and 2005 presented below have been adjusted to reflect the differences between IFRS-EU and U.S. GAAP.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2006	2005	2006
	(millions of euro)		(millions of
			U.S. dollars)

Assets
Current Assets	12,704	12,654	16,764
Property, plant and equipment, net	33,684	30,320	44,454
Other non-current assets	9,716	7,622	12,822

	56,104	50,596	74,040

Liabilities and Shareholders’ Equity
Current liabilities	12,923	13,446	17,054
Long-term debt	12,056	10,967	15,911
Other non-current liabilities	13,561	8,195	17,896

Total liabilities	38,540	32,608	50,861
Minority interest	344	350	454
Shareholders’ equity	17,220	17,638	22,725

	56,104	50,596	74,040

The condensed Consolidated Statements of Income for the years ended December 31, 2006, 2005 and 2004 presented below have been adjusted to reflect the differences between IFRS-EU and U.S. GAAP.

CONSOLIDATED STATEMENTS OF INCOME

	2006	2005	2004	2006
	(millions of euro)			(millions of
				U.S. dollars)

Total operating revenues	39,023	35,875	31,535	51,498
Income from equity exchange transaction	263	—	—	347
Total operating expenses	32,551	29,235	24,436	42,957
Net income/(charges) from commodity risk management	(614)	272	(16)	(810)

Operating income	6,121	6,912	7,083	8,078
Financial income (loss)	(362)	(763)	(703)	(478)
Gain (Loss) on equity method investments	3	(30)	(36)	4

Income from continuing operations before income taxes and minority interest	5,762	6,119	6,344	7,604
Income tax expense	1,985	1,991	2,288	2,620

Income from continuing operations before minority interest	3,777	4,128	4,056	4,984
Minority interest (losses)	(58)	(247)	(98)	(77)

Income from continuing operations	3,719	3,881	3,958	4,907
Income from discontinued operations, net of tax	—	817	(2,927)	—

Net income	3,719	4,698	1,031	4,907

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The income from discontinued operation, net of tax, in 2005 and 2004 was as follow:

	2005	2004

Income from operations of discontinued operations	(200)	94
Gain from disposal of discontinued operations	951	(2,990)
Income taxes	66	(31)
Net income of discontinued operations, net of tax	817	(2,927)

The following table shows the statements of changes in shareholders’ equity for the years ended December 31, 2006, 2005, and 2004 adjusted to reflect the differences between IFRS-EU and U.S. GAAP.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Notes	2006	2005	2004	2006
		(millions of euros)			(millions of
					U.S. dollars)

U.S. GAAP shareholders’ equity at the beginning of the year		17,638	15,697	18,651	23,277
Movements during the year:
Net income for the year		3,719	4,698	1,031	4,908
Interim dividend		(1,235)	(1,169)	(2,014)	(1,630)
Dividend		(2,715)	(2,214)	(2,195)	(3,583)
Accumulated other comprehensive income (loss), net of tax
— Minimum pension liabilities		(33)	17	43	(44)
— Application of SFAS 158		(49)	—		(65)
— Financial instruments		145	241	(45)	191
— Other		49	29	(15)	65
Exercise of stock options		108	339	241	143
Minority interest of Slovenské elektrárne	23.1	(407)			(537)

U.S. GAAP shareholders’ equity at the end of the year		17,220	17,638	15,697	22,725

Tax effects on other comprehensive income are disclosed in Note 24(a).

DISCLOSURE OF COMPREHENSIVE INCOME, NET OF TAX

	2006	2005	2004	2006
	(millions of euro)			(millions of
				U.S. dollars)

Net income in accordance with U.S. GAAP	3,719	4,698	1,031	4,908
Minimum pension liabilities	(33)	17	43	(44)
Investments in equity securities	30	141	5	39
Derivatives	115	100	(50)	152
Other changes	49	29	(15)	65

Total comprehensive income, net of tax	3,880	4,985	1,014	5,120

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.1.  Minority Interest

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

Under U.S. GAAP, when the Company consolidates the assets and liabilities of an acquired subsidiary that is not wholly owned, the fair value adjustments are limited to the amount attributable to the Company’s ownership percentage; therefore, under U.S. GAAP minority interests represent the minority’s share of the carrying amount of the subsidiary’s net assets; while, under IFRS, the minority’s proportion is measured at fair value at the date of the business combination.

Accordingly, under U.S. GAAP, if an acquired company has a deficit in historical shareholders’ equity, the minority interests’ share of the acquired company is presented as a direct reduction of the consolidated equity and the Company wholly recognizes the acquired enterprise’s results to the extent of such reductions.

Following the acquisition of Slovenské elektrárne, the Company recorded €407 million of negative minority interest under U.S.GAAP as a reduction of shareholders’equity and wholly recognized in Group net income €4 million minority net income realized by the acquired company under IFRS-EU and €24 million minority impact on the adjustments between IFRS-EU and U.S.GAAP.

23.2.  Customers’ Connection Fees

Under IFRS-EU connection fees collected from new non eligible customers for connection to the electricity network which does not require an upgrade of the distribution network assets, are considered as a standalone transaction as there is no further obligations for the Company and all other service are paid for separately. Accordingly such fees are immediately recognized as revenues, meeting the revenue recognition criteria.

Under U.S. GAAP, such connection fees which is considered to be revenue earned from access and similar charges is recognized over the estimated life of the customer relationship, which is estimated at 20 years.

23.3.  Revaluation of fixed assets, related depreciation and adjustment for gain/loss on disposal

The Company elected to use certain revaluations made to fixed assets at, or before, the date of transition to IFRS-EU as deemed costs at the date of the revaluation. Under U.S. GAAP, such revaluations are not permitted.

The Reconciliation Table includes adjustments to eliminate the revaluations and related accumulated depreciation, to reflect the effect of the recomputation of depreciation charge on a historical U.S. GAAP cost basis and to recognize gains or losses on asset disposals in accordance with U.S. GAAP book value.

23.4.  Capitalized interest and related depreciation

Under U.S. GAAP, interest on qualifying assets is capitalized as part of the cost of constructing an asset in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 34, “Capitalization of Interest Cost”. Under IAS 23, interest capitalization is permitted, but not required. Under IFRS-EU, the Company has elected not to capitalize interest. The Reconciliation Table includes an adjustment to reflect the capitalization of interest on assets, to the extent those assets qualify for interest capitalization in accordance with SFAS No. 34, and the related effect on the depreciation.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.4.1  Property, plant and equipment Disclosures

The Company’s property, plant and equipment, net, under U.S. GAAP consists of the following:

	2006	2005
	(millions of euro)

Property, plant and equipment, gross:
Generating Plant:
Hydroelectric	7,218	6,661
Thermal	18,325	17,304
Nuclear	2,597
Geothermal and renewable sources	1,853	2,317
Distribution Electricity Network	34,267	33,710
Distribution Gas Network	2,743	2,733
Land and Buildings	3,215	1,792
Other	1,835	1,478
Construction in progress	2,761	2,038

Total	74,814	68,033

Accumulated Depreciation:
Generating Plant:
Hydroelectric	3,125	2,595
Thermal	10,093	9,641
Nuclear	928
Geothermal and renewable sources	1,364	1,108
Distribution Electricity Network	22,363	21,867
Distribution Gas Network	1,077	1,029
Land and Buildings	1,059	607
Other	1,121	866

Total	41,130	37,713

Property, plant and equipment, net:
Generating Plant:
Hydroelectric	4,093	4,066
Thermal	8,232	7,663
Nuclear	1,669
Geothermal and renewable sources	489	1,209
Distribution Electricity Network	11,904	11,843
Distribution Gas Network	1,666	1,704
Land and Buildings	2,156	1,185
Other	714	612
Construction in progress	2,761	2,038

Total	33,684	30,320

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.5.  Early Retirement Program

Under IFRS-EU an entity shall recognize termination benefits as a liability and an expense when a legal or constructive obligation exists, i.e. when the entity has a detailed formal plan, without realistic possibility of withdrawal, to terminate the employment of an employee or group of employees before the normal retirement date.

Under U.S. GAAP in accordance with SFAS 88, voluntary early retirement benefits are recognized when the employees formally accept the offer and the amount can be reasonably estimated.

The reconciliations include adjustments to eliminate the provision that did not meet U.S. GAAP criteria and recognition of such expense in the period in which such criteria were met.

23.6  Employee Benefit Obligations

Pursuant to an exemption provided by IFRS 1, the Company has elected to record unrecognized net actuarial gains and losses as of January 1, 2004 to retained earnings. Under U.S. GAAP this exemption is not applicable and generates a difference relating to the amortization of actuarial gains and losses recognized in income.

SFAS 158 “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” for an employer with publicly traded equity securities, introduced, effective December 31, 2006 the requirement to recognize the funded status of a benefit plan and the related disclosure requirements.

This Statement requires recognition of the overfunded or underfunded status (measured as the difference between plan assets at fair value-with limited exceptions where applicable- and the benefit obligation) of a defined benefit postretirement plan (other than a multiemployer plan) as an asset/liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through other comprehensive income. Upon initial application of this statement and subsequently, an employer should continue to apply the provisions in SFAS no. 87, 88, and 106 in measuring plan assets and benefit obligations as of the date of its statement of financial position and in determining the amount of net periodic benefit costs.

Under IAS 19 and Enel’s “corridor approach” related option the actuarial gain and loss are recognized over expected remaining working lives of participants for the net gain/loss in excess of 10% of the greater of the defined obligation or the fair value of plan assets at the beginning of the year. Positive/negative past service cost are recognized over remaining service period if they have not already ended. Therefore under IFRS-EU no funded status is recognized as an asset or liability with changes recognized through other comprehensive income (“OCI”).

In adopting SFAS 158, as illustrated in the following table, unrecognized actuarial gains or losses and prior unrecognized service costs were recognized for €260 million, net of tax, as a component of accumulated other comprehensive income. This SFAS 158 adoption resulted in an increase in deferred tax assets of €23 million.

	Dec. 31,
	2006 Before			Dec. 31,
	Adjustment of			2006
	Minimum Liability			After Adjustment of
	and Adoption of	Adjustment of	Adoption of	Minimum Liability and
	SFAS 158	Minimum Liability	SFAS 158	Adoption of SFAS 158
	(millions of euro)

Provisions for pensions	2,570	—	71	2,641
Accumulated other comprehensive income	(178)	(33)	(49)	(260)

The estimated amount of actuarial gains and losses recognized in accumulated other comprehensive income at December 31, 2006 which will be amortized through the income statement in 2007 is €18 million.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.6.1.  Pension and Other Post-retirement Benefits disclosures

The following table illustrates the changes in the projected benefit obligation and in the fair value determined as market-related value of plan assets under U.S. GAAP.

	Pensions Benefits		Other Post-retirement Benefits
	2006	2005	2006	2005
	(millions of euro)		(millions of euro)

Change in Projected Benefit Obligation:
Benefit Obligation at Jan 1	1,792	1,990	1,220	1,241
Service cost	83	78	9	6
Interest cost	75	78	49	48
Actuarial (gain) loss	(30)	(12)	3	39
Settlement	(49)	(48)	—	—
PBO of business acquired (disposed)	37	(113)	6	(61)
Benefits paid	(162)	(181)	(58)	(53)
Adjustment	(1)	—	2	—

Benefit Obligation at Dec 31	1,745	1,792	1,231	1,220

Change in Plan Asset:
Fair value of plan assets at Jan 1	312	297	26	22
Actuarial return on plan assets	(4)	14	(1)	1
Company contribution	21	156	—	—
Benefit paid	(20)	(111)	—	(1)
Settlement	—	(48)	—	—
Adjustments	(1)	—	2	—
Gains/(Losses)	—	4	—	4

Fair value of plan assets at Dec 31	308	312	27	26

Reconciliation of Funded Status of the Plan:
Funded/(unfunded) status	(1,437)	(1,480)	(1,204)	(1,194)
Unrecognized net (gain)/loss	—	400	—	42
Unrecognized net transition obligation	—	(14)	—	—

Accrued benefit cost	(1,437)	(1,094)	(1,204)	(1,152)
Adjustment for minimum liability	—	(265)	—	—

Amount recognized in the consolidated balance sheet	(1,437)	(1,359)	(1,204)	(1,152)

Information for pension plans with an accumulated benefit obligation in excess of plan assets:
Projected benefit obligation	(1,401)	(1,794)	(60)	(1,208)
Accumulated benefit obligation	(1,380)	(1,676)	(46)	(1,134)
Fair value of plan assets	32	312	—	26

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The amount of the provisions recognized in the consolidated balance sheet in accordance with U.S. GAAP are split between current and non current portions as following:

	2006	2005
	(millions of euro)

Provisions for pensions	2,641	2,246
Thereof current	132	200
Thereof non-current	2,509	2,046

	Pensions Benefits		Other Post-Retirement Benefits
	2006	2005	2006	2005
	(millions of euro)		(millions of euro)

Accrued benefit cost	(1,437)	(1,359)	(1,204)	(1,152)
Accumulated other comprehensive income	—	265	—	—

Net amount recognized	(1,437)	(1,094)	(1,204)	(1,152)

Since under SFAS 158 the funded status is reported on the balance sheet, the obligation to recognize the minimum pension liability no longer applies. Other comprehensive income for minimum pension liability increased in 2005 by €26 million, then decreased in 2006 by €50 million.

				Other Post-
	Pensions Benefits			Retirement Benefits
	2006	2005	2004	2006	2005	2004
	(millions of euro)			(millions of euro)

Components of Net Periodic Benefit Cost:
Service cost	83	78	101	9	6	12
Interest cost	75	78	104	49	48	56
Expected return on plan assets	(15)	(13)	(13)	(1)	(1)	(1)
Amortization and of actuarial (gain) loss	(16)	13	17	3	—	—

Net periodic benefit cost	127	156	209	60	53	67
Settlement cost and other adjustments	(50)	39	71	—	—	2

Total cost accrual	77	195	280	60	53	69

				Other Post-
	Pensions Benefits			Retirement Benefits
	2006	2005	2004	2006	2005	2004

Weighted-average assumptions used in determining net periodic cost for year:
Discount rate	4.0%	4.25%	5.0%	4.0%	4.25%	5.0%
Expected return on plan assets	4.5%	4.2%	5.0%	4.5%	4.2%	5.0%
Rate of compensation increase	3.0%	3.0%	3.5%	3.0%	3.0%	3.5%

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Additional Information

	2006	2005

Assumed health care cost trend rates at December 31
Health care cost trend rate assumed for next year	2.00%	3.00%
Rate to which the trend rate is assumed to decline (the ultimate trend rate)	2.00%	3.00%
Year that the rate reaches the ultimate trend rate	2007	2006

F-86.1

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-	1-Percentage-
	Point Increase	Point Decrease
(millions of euro)

Effect on total cost	—	—
Effect on accumulated post-retirement benefit obligation	2	(1)

The Company’s pension plan and post retirement plan assets, which solely relate to certain Spanish subsidiaries, are entirely covered by insurance contracts. Under the terms of the contracts, the annual yield is guaranteed by the insurance company and investment decisions are the responsibility of the insurance company.

Estimated Future Benefit Payments

The following undiscounted benefit payments, including benefits attributable to estimated future employee service, are expected to be paid:

	Pension	Other Post-
	Benefits	Retirement Benefits
	(millions of euro)

2007	142	12
2008	152	12
2009	172	13
2010	194	13
2011	222	13
Years 2012-2016	1,146	68

23.7  Goodwill impairment and subsequent disposal of an affiliate

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

The Company estimates fair value for its reporting units using a present value technique, incorporating estimated discounted future cash flow assumptions that marketplace participants would use in their estimates of fair value. The June 30, 2004 impairment test of the telecommunications reporting unit, evaluated using the same basis as previous years, did not result in an impairment charge. However, due to a change in circumstances that the Company believed would more likely than not reduce the fair value of the reporting unit below its carrying amount, the Company reperformed the impairment test as of December 31, 2004, which resulted in an additional goodwill impairment charge of €1,722 million as compared to the charge recorded under IAS 36, which related to the Company’s interest in Wind.

The reconciliation table adjustments in 2005 and 2006 includes the increase in net income equal to €947 million and €775 million related to the disposal of 62.75% and 37.25% ownership interest in Wind in 2006 and 2005 respectively , which was recorded at a lower carrying amount under U.S. GAAP as a result of the above impairment charge.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.8  Business combinations, goodwill and other intangible assets

Pursuant to an exemption provided by IFRS 1, the Company elected not to restate business combinations completed prior to January 1, 2004.

Under U.S. GAAP, the Company follows Statement of Financial Accounting Standards No. 141, Business Combinations (SFAS 141), which requires the purchase method of accounting to be used for all business combinations, initiated after June 30, 2001. SFAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination.

Differences under IFRS-EU and US GAAP resulted to the extent of pre-existing differences between Italian GAAP and US GAAP arising primarily from the allocation of excess cost to assets acquired and liabilities assumed and from the goodwill amortization until January 1, 2004 not permitted under US GAAP, following the adoption of SFAS No. 142, effective January 1, 2002.

When the Company consolidates the assets and liabilities of an acquired subsidiary that is not wholly owned, the fair value adjustments are limited to the amount attributable to the Company’s ownership percentage; therefore, under U.S. GAAP minority interests represent the minority’s share of the carrying amount of the subsidiary’s net assets; while, under IFRS, the minority’s proportion is measured at fair value of such net assets at the date of the business combination.

If an acquired company has a deficit in historical shareholders’ equity, the minority interests’ share of the acquired company could be presented as a direct reduction of the consolidated equity, or as goodwill to the extent that the minority shareholders’ have not a binding obligation to compensate the cumulative losses. The Company presented the deficit of the shareholders’ equity attributable to minority interests’ as a direct reduction of its consolidated equity and wholly recognizes the acquired enterprise’s results to the extent of such direct reduction from consolidated equity.

The Company follows Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 prohibits the amortization of all goodwill and intangible assets with indefinite useful lives, and also requires that goodwill included in the carrying value of equity method investments no longer be amortized. Intangible assets, excluding goodwill, that have finite useful lives continue to be amortized over their useful lives.

23.8.1  Camuzzi Purchase Price Allocation

On May 23, 2002, the Company purchased 98.81% of the share capital of Camuzzi Gazometri SpA,for €1,045 million in cash.

Under U.S. GAAP, the Company accounted for such acquisition as a purchase and recorded a customer relationship intangible of €566 million, which is being amortized over 15 years deemed to be appropriate in view of estimated customer turnover, and a license valued at €66 million which is being amortized over 9 years over the duration of the license. If the license is not renewed, the customer relationship continues to exist even though the license is held by another party.

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

23.8.2  EUFER Acquistion

On June 16, 2003, Enel and Uniòn Fenosa signed an agreement for the acquisition by Enel of 80% of Uniòn Fenosa Energìas Especiales (EUFER), a company that groups the activities of the Spanish operator in the field of energy produced from renewable resources for €178 million, while Uniòn Fenosa held a call option on 30% of the shares exercisable in 2006 and 2007.

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

For U.S. GAAP purposes the goodwill of €123 million recognized pursuant to the acquisition was assigned until to the exercise of the call option within the International sector and it was not amortized.

Following the exercise on May 30, 2006 of the call option, mentioned above, on 30% of the EUFER share by Uniòn Fenosa the Enel investment declines to 50% of EUFER share capital and the original amount of goodwill was derecognized for €46 million. Since this date EUFER is jointly controlled together with third-parties, proportionally consolidated under IFRS-EU and the remaining part of goodwill of €77 million is included in the carrying value of equity method investments under US GAAP.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.8.3  Wind Acquisition

On March 20, 2003, Enel reached an agreement for the acquisition of the 26.6% share in Wind’s capital stock held by the France Telecom Group (France Telecom), thus achieving the full ownership of Wind. The price paid was €1,389 million and the purchase agreement included the cancellation of the call option held by France Telecom giving France Telecom the right to increase its share in Wind to 44%. The agreement provided for payments of additional consideration to France Telecom in case Enel should sell Wind shares before December 31, 2004 receiving a cash price per share higher than that paid by Enel to France Telecom. The transfer of the shares and the payment of the price, in addition to the transfer of the €175 million subordinated loan, took place on July 1, 2003.

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

Of the €595 million acquired intangible assets, €408 million was assigned to brands which are determined to have an indefinite useful life and therefore are not amortized, €103 million was assigned to customer relationships and amortized over 5 years, deemed to be appropriate based on estimated customer turnover, and €84 million was assigned to the GSM license and amortized over the residual duration of the license (which will expire in 2018). The resulting goodwill of €855 million was assigned to the Telecommunications Division. The minority interest represented third parties interests in a subsidiary of Wind.

Having been sold in 2005 and 2006, the reconciliation includes in this line the reversal effects of the deconsolidation of Wind.

23.8.4  Maritza Acquisition

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

The resulting goodwill of €28 million is assigned within the International sector.

23.8.5  Viesgo Acquisition

On January 8, 2002, as part of the program aimed at expansion of its international operations, the Company acquired 100% of the share capital of Electra de Viesgo SL, the holding company of the Viesgo Group, the fourth largest electricity operator in Spain, for €1,920 million in cash.

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

The resulting goodwill of €757 million was assigned within the International sector. Minority interest relates to certain Viesgo subsidiaries.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.8.6  Slovenské elektrárne acquisition

On April 28, 2006 the Company acquired the 66% of the share capital of Slovenské elektrárne for a total consideration of €844 million.

The following table summarizes the fair value of the assets acquired and liabilities assumed, under U.S. GAAP basis, at the date of acquisition:

Millions of euro

Current assets	408
Fixed assets, net	3,210
Goodwill	561
Intangible assets	15
Other non -current assets	590
Total assets acquired	4,784
Current liabilities	(947)
Long-term debt	(835)
Other non -current liabilities	(2,565)
Total liabilities assumed	(4,347)
Equity deficit of acquired enterprise	407
Net assets acquired	844

For U.S. GAAP purposes the goodwill is assigned within the International sector. The minority interests represent the minority’s share of the carrying amount of the Slovenské elektrárne’s net assets. The minority interests’ deficit of the acquired company is presented as a direct reduction of the consolidated equity. Subsequent to the acquisition date, the Company wholly recognizes Slovenské elektrárne’s results until the historical shareholders’ equity attributable to the minority to the extent of such reduction from the consolidated equity.

The following represents the unaudited pro-forma condensed results of operations for the years ended December 31, 2005 and 2006, assuming that the acquisition of Slovenské Elektrárne occurred on January 1, 2005. The pro-forma information is not necessarily indicative of the results of operations, which actually would have occurred had the acquisition been consummated on that dates, nor does it purport to represent the results of operations for future periods.

	Year Ended December 31,
	2005	2006
	(millions of euro)

Operating Revenues	40,882	39,513
Net income	4,510	3,738
Earnings per share-basic (euro)	0.73	0.61
Earnings per share-diluted (euro)	0.73	0.61

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.8.7  Goodwill disclosures

The carrying values of goodwill under U.S. GAAP for the segments are as follows:

		Domestic
		Generation
	Telecommu-	and Energy
	nications	Management	Domestic Sales	International	Other	Total

Balance as of January 1, 2005	2,820	1,071	8	—	7	3,906
Exchange differences	—	23	—	—	—	23
Disposals(1)	(2,820)	—	—	—	—	(2,820)

Balance as of December 31, 2005	—	1,094	8	—	7	1,109
Reclassification due to change in reorganized segment	—	(1,094)	—	1,094	—	—
Acquisitions	—	—	—	577	—	577
Disposals(2)	—	—	—	(131)	—	(131)
Impairment	—	—	—	(1)	(2)	(3)
Exchange differences	—	—	—	33	—	33

Balance as of December 31, 2006	—	—	8	1,572	5	1,585

(1)	Following the disposal of the 62.75% of stake in Wind, the remaining goodwill, equal to €1,050 million, has been classified at December 31, 2005 in the related investment. In 2006, following the disposal of the remaining 37.25% stake in Wind, the aforesaid goodwill has been disposed.

(2)	Following the disposal of the 30% of stake in EUFER, the remaining goodwill equal to €82 million has been classified in the related investment accounted for using the equity method.

No goodwill has been allocated to any other segment.

23.8.8  Intangible Assets disclosures

The following table summarizes intangible assets from the above business combinations under U.S. GAAP.

	Customer		Customer
	Relationships	Licences	Portfolio

Balance as of January 1, 2004, net	561	122	86
2005 amortization expense	(51)	(11)	(8)
Disposals in 2005	(60)	(72)	(78)

Balance as of December 31, 2005, net	450	39	—
2006 amortization expense	(38)	(7)	—
Disposals in 2006	(19)	—	—

Balance as of December 31, 2006, net	393	32	—

Accumulated amortization as of December 31, 2006 was €174 million for customer relationships and €33 million for licenses. Accumulated amortization as of December 31, 2005 was €138 million for customer relationships, €26 million for licenses. Trademarks of €408 million, which were not subject to amortization, following the disposal of the 37.25% of stake in Wind have been derecognized.

The estimated amortization of intangible assets recorded under US GAAP in the period from 2007 to 2011 amounts to approximately €225 million.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The estimated amortization of intangible assets recorded under IFRS-EU in the period from 2007 to 2011 amounts to approximately €171 million, €132 million, €89 million, €14 million and €4 million, respectively.

The intangible assets acquired during 2006 relate primarily to industrial patents and intellectual property rights, amortized on average residual useful life between three and five years and concessions, licences, trademarks and similar rights amortized on a straight line basis over the term of the average period of the relationship with customers or the concessions.

23.9.  Negative goodwill and related adjustments

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

Under U.S. GAAP, the excess of the cost of an acquired entity over the net of the amounts assigned to assets acquired and liabilities assumed is recognized as goodwill. If a negative goodwill exists it should generally be allocated as a pro rata reduction of the non-current assets. If any excess remains after reducing to zero the amounts that otherwise would have been assigned to non-current assets, that remaining excess is recognized as gain in the period in which the business combination is completed, unless the combination involves contingent consideration which would be recognized as an additional element of cost of the acquired entity. In this case, a potentially lesser amount is recognized as gain in the period.

In connection with the acquisition in 2005 of Romanian companies Electrica Banat and Electrica Dobrogea no U.S. GAAP/ IFRS-EU differences have been identified in the companies purchase accounting except for the negative goodwill recognition. Under IFRS-EU the Company recorded in earnings a negative goodwill of €24 million. Under U.S. GAAP this amount was allocated as reduction of tangible assets acquired.

With reference to the acquisition in 2006 of the remaining 40% of stake in Maritza East III Power Holding (the 60% of the share capital was acquired in 2003 ), under IFRS-EU the Company recorded in earnings a negative goodwill of €26 million. Taking into account the differences between IFRS-EU and U.S. GAAP arising until the date of acquisition of a further stake in Maritza East III Power Holding, under U.S. GAAP the adjusted amount (€21 million) was allocated as reduction of non current assets acquired.

The reconciliation table includes an adjustment to the negative goodwill elimination and the recomputation of tangible asset depreciation based on new U.S. GAAP historical cost.

23.10.  Deferred Taxes on equity reserves

Under IFRS-EU, the Company is not required to recognize deferred tax on equity reserves, including assets revaluations, if the Company is able to control when and whether the reserves created from the revalued assets are distributed. Therefore, considering that the company has determined that such reserves will not be distributed in the foreseeable future, no provision had to be made.

For U.S. GAAP purposes, as set forth in SFAS No. 109, “Accounting for Income Taxes”, these taxes are required to be recognized since certain criteria have been met. The reconciliation reflects the impact on deferred taxes related to the IFRS-EU — U.S. GAAP differences described above.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

23.11.  Asset retirement obligations

Under IAS 37, the entity must recognize a liability as soon as the decommissioning obligation is created, which is normally when the facility is constructed and the damage to be restored is done. The amount recognized is discounted to its present value and added to the corresponding asset’s cost.

Under U.S. GAAP, Enel follows SFAS No. 143 Accounting for asset retirement obligations (SFAS 143), which addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The standard applies to legal obligations associated with the retirement of long-lived assets that results from the acquisition, construction, development or normal use of assets. Under this standard, a liability is recognized for such an obligation at its fair value when incurred and a corresponding asset retirement cost is added to the carrying amount of the related asset.

Although under U.S. GAAP Asset Retirement Obligations recognition criteria are very similar to IFRS-EU, differences exist with respect to when the recognition criteria are met and how to account for changes in cost estimate or to determine the net present value of the obligations. Under IFRS-EU the discount rate used for measurement of the liability is adjusted at each reporting date whereas under U.S. GAAP the discount rate applied upon initial recognition of the liability is used for changes in estimates that decrease the asset retirement obligation.

23.12.  Gain on sale of real estate business

On July 14, 2004, Enel sold 887 office buildings for €1.4 billion, consisting of €1,325 million in cash and €75 million in subordinated debt. Concurrent with the sale, Enel leased back certain properties for periods ranging from six to twenty years at an annual rental of approximately €84 million. In accordance with IFRS-EU, Enel recognized in full, on the date of sale, the net gain representing the difference between the sale proceeds and the net book value of the office buildings including those that were simultaneously leased back. Financing lease accounting was applied under IFRS-EU to those leases that met the criteria for financing lease accounting.

Under U.S. GAAP, considering the subordinated debt, the sale leaseback transaction was accounted for as a financing transaction, with the gain deferred accordingly.

In 2005, Enel extinguished the subordinated debt with the counterparty and consequently the sale-leaseback transaction qualified for sales recognition and the leaseback was classified as an operating lease and leases meeting capital lease criteria have been accounted for as capital leases. The gain in excess of the net present value of the minimum lease payments was recognized in 2005, and the remaining gain is deferred and recognized over the lease term.

The reconciliation includes the adjustment to the financial statements for the gain deferred over the life of the operating lease.

23.13.  Investments in Equity Securities — unlisted equity investments

IFRS-EU requires investments in unlisted equity investments for which a fair value can be reasonably estimated to be recorded at fair value with changes in fair value recorded in reserves within shareholders’ equity.

U.S. GAAP requires unlisted equity securities to be recognized at cost with any impairment loss recognized in earnings.

23.14.  Transfer of financial assets

Under IFRS-EU the recognition criteria for sale of investments in associates are accounted for under IAS 18, “Revenue recognition”. Under U.S. GAAP, such transactions are accounted for in accordance with SFAS No. 140 “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”. As such, the accounting criteria differ in that IFRS accounting treatment is based on the transfer of the risks and rewards whereas

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

U.S. GAAP specifies three conditions, all of which must be met, for the transferor to have surrendered control over transferred assets: the transferred assets have been isolated from the transferor; b) the transferee has the right to pledge or exchange the assets it acquired; and c) the transferor does not maintain effective control over the transferred asset.

If the condition mentioned above are met, the transfer is qualified as a sale to the extent that a consideration, other than beneficial interest in transferred assets, is received in exchange.

In December 2006 Enel sold its 26.1% in Weather: the agreement envisaged the sale of 10% of Weather to wholly-owned Weather subsidiary and the remaining 16.1% to its parent company Weather Investment II S.à.r.l.

The price agreed amounted to €1,962 billion; a part of this price, amounting to €1 billion was settled by a payment, while the remaining part, amounting to €962 million, will be settled within 18 months of the transfer; the portion to be settled is secured by a pledge of the 26.1% of Weather share capital in favor of Enel.

As the conditions mentioned above were not wholly met, the provision of SFAS No. 140 do not allow the derecognition of Weather investment for the purpose of U.S. GAAP.

Accordingly, the gain of €2 million recognized under IFRS-EU pursuant to the transfer has been reversed under US GAAP.

23.15.  Onerous Contracts

Under IFRS-EU, the Company recognized the expected losses rising from non-cancellable onerous contracts. In such circumstances, under U.S. GAAP, it is generally not permitted to recognize the aforesaid expected losses arising from onerous contracts. Therefore, the reconciliation includes adjustments to eliminate provisions that did not meet the recognition criteria under U.S. GAAP.

However, with regard to the accounting for non-cancellable onerous contract acquired in a business combination, both U.S. GAAP and IFRS-EU require an acquiring company to include in the purchase price allocation a provision for losses that it expects to incur on onerous contract held by the acquired company. The subsequent measurement is at current market rates under IFRS, whereas under U.S. GAAP measurement is made at interest rate used at the time of initial recognition. The reconciliation also includes the effect of the different method adopted to reverse the aforesaid provision in the statement of income.

23.16.  Other differences

The heading includes residual differences with a minor impact on the reconciliation.

23.17.  Classification Differences

Jointly controlled entities

IFRS-EU allow the Company to account for investments in jointly controlled entities using either the equity method or proportionate consolidation; Enel, in such circumstances, adopted the proportionate consolidation.

U.S. GAAP require jointly controlled entities to be accounted for using the equity method; proportionate consolidation is not permitted. Accordingly, the condensed Consolidated Balance Sheet and condensed Consolidated Statement of Income prepared in accordance with U.S. GAAP reflect the aforesaid U.S. GAAP criteria.

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

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As the Company still maintains significant continuing cash flows with Terna, the performance of this entity included within discontinued operations under IFRS-EU in 2005 and 2004, has been reclassified as continuing operations for U.S. GAAP purposes.

Following the disposal of the remaining 37.25% stake in Wind which took place in February 8, 2006, the Company does not maintain continuing significant involvement in the operations of Wind and therefore for U.S. GAAP purposes it considers the performance of Wind as discontinued operation in 2005 and 2004.

Nuclear fuel

Under IFRS-EU the Company classified the nuclear fuel in Inventory, while under U.S. GAAP the aforesaid fuel constitutes a depreciable asset. Therefore, for the purposes of the U.S. GAAP classification, €121 million have been reclassified from Inventory to Property, plant and equipment as of December 31, 2006.

Asset retirement obligation: accretion expense

With regard to the asset retirement obligation, under IAS 37 the change in liability due to the passage of time is recognized in the consolidated statements of income as a financial expense; while, under U.S. GAAP, according to SFAS No. 143, par. 14, the aforesaid expense is classified as an operating expense.

Pension plans: Interest costs

The interest cost component recognized in the period is determined as the increase in the projected benefit obligation due to the passage of time. Under IAS 19 such interest cost is recognized as a financial expense; while, under U.S. GAAP, according to SFAS No. 87 requirements, the aforesaid interest cost should be reclassified to operating expenses.

23.18.  Recently issued U.S. Accounting Pronouncements

Fair Value Measurements.  In September 2006 FASB issued Statement No. 157 — Fair Value Measurements. This Statement defines fair value as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”, provides additional guidance for measuring fair value of assets and liabilities (by introducing a fair value hierarchy based on inputs to valuation techniques) and expands disclosures about fair value measurements. This Statement does not expand the use of fair value measurements.

This Statement shall be effective for financial statements beginning after November 15, 2007. Earlier application is encouraged, provided that the reporting entity has not yet issued financial statements for the year. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except as for some specified financial instruments, to which retrospective application applies. The Company is in the process of evaluating the impact of the adoption of this standard on its consolidated financial statements.

Uncertainty in Income Taxes.  In June 2006, the FASB issued Interpretation No. 48 “Accounting for Uncertainty in Income Taxes” — an interpretation of FASB Statement No. 109”. This Interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The aforesaid Statement does not prescribe a recognition threshold or measurement attribute for the financial statement recognition and measurement of a tax position taken in a tax return. To address diversity in practice that exists in the accounting for income taxes, FIN 48 clarifies the application of Statement 109 by defining a criterion that an individual tax position must meet for any part of the benefit of that position to be recognized in an enterprise’s financial statements (the “more-likely-than-not” recognition threshold). Additionally, this Interpretation provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods and transition. FIN 48 also revises disclosure

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

requirements and introduces a prescriptive annual, tabular roll-forward of the unrecognized tax benefits. This Interpretation shall be effective for fiscal years beginning after December 15, 2006. Earlier adoption is permitted provided the enterprise has not yet issued financial statements for that year. The Company is in the process of evaluating the impact of FIN 48 on its consolidated financial statements.

(24)	ADDITIONAL U.S. GAAP DISCLOSURES

(a)	Accounting for Income Taxes

A detail of the provision for income taxes under U.S. GAAP for the years ended December 31, 2006, 2005 and 2004 is as follows:

	2006	2005	2004	2006
	(millions of euro)			(millions of
				U.S. dollars)

Current	1,657	1,398	1,525	2,187
Deferred	328	593	763	433

Total	1,985	1,991	2,288	2,620

All but an insignificant amount of income before tax and tax expenses is from Italian sources.

The difference between the theoretical and effective tax rate for the years ended December 31, 2006, 2005 and 2004 is due to the following factors:

	2006	2005	2004

Theoretical tax rate*	33.0%	33.0%	33.0%
Permanent differences and minor items	(4.0)%	(3.3)%	(0.6)%
Difference on estimated income taxes from prior years	(0.1)%	0.3%	(0.3)%
Regional taxes (IRAP)	5.6%	7.6%	7.4%

Income tax rate for the year	34.5%	37.6%	39.5%

*	Italian Corporate income tax rate of 33%.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The components of the deferred tax assets (liabilities) under U.S. GAAP as of December 31, 2006 and 2005 are as follows:

	For the Years Ended December 31,
	2006	2005	2006
	(millions of euros)		(millions of
			U.S. dollars)

Deferred tax assets:
Other post retirement benefits accounting	9	—	12
Assets write-downs	57	—	75
Provision for litigation and contingent liabilities	542	515	715
Tax loss carryforwards	317	343	418
Customers’ connection fees	813	681	1,073
Measurement of financial assets	44	146	58
Deferred Income	165	174	218
Other	700	821	924

Total deferred tax assets	2,647	2,680	3,493
Valuation allowances	(252)	(218)	(333)

Total deferred tax assets, net	2,395	2,462	3,160

Deferred tax liabilities:
Other post retirement benefits accounting	—	(2)	—
Assets write-downs	(228)	(172)	(301)
Revaluation of utility plant	(100)	(95)	(132)
Accelerated depreciation of utility plant	(1,740)	(1,640)	(2,296)
Capitalization of interest on utility plant	(463)	(460)	(611)
Equity reserves	(288)	(282)	(380)
Other	(376)	(20)	(496)

Total deferred tax liabilities	(3,195)	(2,671)	(4,216)

Net deferred tax liabilities	(800)	(209)	(1,056)

During the years ending December 31, 2005, and 2006 the valuation allowance decreased in 2005 by €377 million, and then increased in 2006 by €34 million.

The tax loss carry forwards as of December 31, 2006 expire as follows:

•	After 2011: €213 million;

•	No limits: €763 million.

It is not practicable to determine the amount of deferred tax liabilities, if any, relating to the undistributed earnings of Company’s foreign operations.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

As of December 31, 2006, 2005 and 2004, respectively, income tax has been allocated to each item in Other Comprehensive Income as follows:

	2006	2005	2004
	(millions of euro)

Minimum Pension Liabilities	17	(17)	20
Application of SFAS 158	23	—	—
Investments in equity securities	7	2	(2)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and tax loss carryforwards utilized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences and tax carryforwards, net of the existing valuation allowances at December 31, 2006. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carryforward period are reduced.

(b)	Earnings per Share

The computation of basic and diluted earnings per share for the years ended December 31, 2006, 2005 and 2004, in accordance with U.S. GAAP, are as follows:

	2006	2005	2004	2006
	(millions of euro)*			(millions of
				U.S. dollars) *

Income available to common shareholders	3,719	4,698	1,031	4,908
Weighted average shares — basic (in millions)	6,170	6,142	6,084	6,170
Weighted average shares — diluted (in millions)	6,235	6,171	6,186	6,235
Earnings per share-basic	0.60	0.76	0.17	0.79
Earnings from continuing operations per share (basic and diluted)	0.60	0.63	0.65	0.79
Earnings from discontinued operations per share (basic and diluted)	—	0.13	(0.48)	—

(*)	Except per-share data which is in euro and U.S. dollars respectively.

(c)	Effects of Regulation

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

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Stock option compensation cost

The following table presents additional information regarding stock option plans.

	Number of	Average Grant
	Options	Price (euro)

Outstanding at January 1, 2002	24,706,668	7.6
Granted	41,748,500	6.4
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2002	66,455,168	6.9
Outstanding at January 1, 2003	66,455,168	6.9
Granted	47,624,005	5.2
Exercised	—	—
Forfeited	—	—
Outstanding at December 31, 2003	114,079,173	6.2
Outstanding at January 1, 2004	114,079,173	6.2
Granted	38,527,550	6.2
Exercised	(40,446,675)	6.0
Forfeited	(17,309,226)	6.8
Outstanding at December 31, 2004	94,850,822	6.2
Outstanding at January 1, 2005	94,850,822	6.2
Granted	28,757,000	7.3
Exercised	(53,549,782)	4.1
Forfeited	(29,639,535)	7.2
Outstanding at December 31, 2005	40,418,505	5.9
Outstanding at January 1, 2006	40,418,505	5.9
Granted	31,790,000	6.8
Exercised	(19,124,633)	5.6
Forfeited	(680,590)	6.4
Outstanding at December 31, 2006	52,403,282	6.6

Under U.S. GAAP, Enel in previous years accounted for stock-based compensation plans in accordance with SFAS 123 “Accounted for Stock-Based Compensation” and applied the recognition and measurement provisions of APB 25, “Accounting for Stock Issued to Employees”. Accordingly, stock-based employee compensation cost was recognized based on the intrinsic value (the excess of the market price of the underlying common stock). In addition, the Company also presented the pro-forma disclosure required by SFAS No. 123 as amended by SFAS No. 148 “Accounting for Stock Base Compensation” — Transition and Disclosure.

Effective from January 1, 2006 ENEL adopted SFAS No. 123(R). The aforesaid statement requires compensation expense relating to share-based payments to be recognized in the net income using a fair value measurement method. Under the fair value method, the estimated fair value of awards is charged to income statement over the vesting period.

Enel applied the modified prospective transition method as prescribed in SFAS No. 123(R) and, therefore, prior period were not restated.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

On the basis of this method, this statement is to be applied to new awards granted after the time of adoption, as well as to the unvested portion of previously granted equity-based awards for which the requisite service had not been rendered as of January 1, 2006.

Share-based compensation expense in 2006 reduced the company’s result of operations as follows:

2006
(millions of euro)

Income before income taxes	(22)
Net income	(15)
Basic earnings per share	0.00
Diluted earning per share	0.00

The following pro-forma net income and earnings per share information has been determined as if Enel had accounted for its share-based compensation awards issued using the fair value method in 2005 and 2004, as required by the provision of SFAS No. 123 for additional disclosure purposes.

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

The Company’s pro forma earnings per share for the years ended December 31, 2005 and 2004, had compensation costs, relating to the plan launched by the Parent, recorded in accordance with SFAS No. 123, as amended by SFAS No. 148, are presented below:

	2005		2004
	As Reported	Pro Forma	As Reported	Pro Forma

Basic and diluted earnings per share	0.77	0.76	0.17	0.17

(25)	SUBSEQUENT EVENTS (unaudited)

Agreements for the construction of wind plants in the United States and Canada

On January 5, 2007 Enel, acting through its subsidiary Enel North America, signed a series of agreements for the construction of two wind plants in the United States and Canada and for the supply of the electricity generated by the plants, which will have a maximum capacity of 250 MW and 27 MW respectively.

The Smoky Hills project, in Kansas (USA), will be built in two stages, with the first stage of 100.8 MW scheduled to come on line by the end of 2007. Once fully implemented, the facility will have maximum capacity of 250 MW.

NeWind, a wholly-owned subsidiary of Enel North America operating in Canada, signed a contract for the supply of electricity to Newfoundland and Labrador Hydro through the construction and operation of the 27 MW St. Lawrence wind project, which will generate about 100,000 MWh a year. It is scheduled to begin operations by the end of 2008.

Increase in stake in Fortuna

On February 2, 2007 Enel, acting through its Dutch subsidiary, Enel Investment Holding, acquired the entire share capital of the Panamanian-registered company Globeleq Holdings Fortuna from Globeleq, which operates in the electricity sector in emerging markets. As a result of this transaction, Enel, which is responsible for the operational management of the “Fortuna” hydroelectric plant, has increased its indirect holding in the Panamanian

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

hydroelectric generation company from 24.5% to 49%. Enel Investment Holding paid $161.3 million for the stake, equal to about €124.5 million at current exchange rates.

Acquisition of Endesa shares

On February 27, 2007 Enel, acting through its subsidiary Enel Energy Europe (EEE), purchased 105,800,000 shares of Endesa SA (Endesa), Spain’s leading electricity generator, equal to 9.99% of that company’s share capital, at a price of €39 per share for a total of €4,126.2 million. The Endesa shares, acquired through an off-market transaction with institutional investors, were financed with cash flow and existing lines of credit.

On March 1, 2007, EEE entered into a share swap agreement with UBS Limited in which the underlying is represented by a maximum of 74,112,648 shares of Endesa (7% of the share capital).

The agreement envisages cash settlement, with an option for EEE to request physical settlement in Endesa shares subject, among other requirements, to obtaining the necessary administrative authorizations to carry out the acquisition. To perform the share swap, EEE has already obtained financing for the same total of 74,112,648 Endesa shares at an average price of €39 per share.

On the same date, Enel, in addition to requesting from the relevant bodies of the Spanish Ministry for Industry, Tourism and Trade authorization to exercise the rights in respect of the entire shareholding owned in Endesa, also asked the Comisión Nacional de la Energia (the Spanish National Energy Commission — CNE):

•	to authorize the acquisition of Endesa shares amounting to more than 10% of that company’s share capital up to the threshold (currently set at 24.99% of the share capital) beyond which it is obligatory to launch a public tender offer;

•	to remove any restrictions on Enel’s exercise of its rights as a shareholder of Endesa with regard to the qualification of the latter as a “principal operator”.

Subsequently, in three transactions carried out on March 1, 2 and 12, EEE entered into share swap agreements with Mediobanca in which the underlying is represented by a maximum of 84,488,949 shares of Endesa (7.99% of the share capital). Settlement procedures are the same as those for the other derivative contract with UBS.

On March 26, 2007 Enel signed an agreement with Acciona, one of the leading Spanish groups operating at the international level in the development and operation of infrastructure, services and energy from renewables, for the joint management of Endesa, which thanks to synergies and the exchange of experience will contribute to the future growth of the Spanish electricity company. The agreement is subject to the condition that E.On does not acquire more than 50% of Endesa.

On April 2, 2007 Enel and Acciona signed an agreement with E.On under which the latter agrees to withdraw its tender offer for Endesa, and Enel and Acciona agree to transfer to E.On a number of assets owned by Endesa and Enel, subject to acquiring effective control of Endesa through a tender offer, in line with the agreement of March 26, 2007.

The assets will be transferred to E.On once Acciona and Enel have control of Endesa, the transaction is approved by the corporate bodies of Endesa and it has received the necessary administrative authorizations.

On April 11, 2007, following the announcement of the failure of the E.On public tender for Endesa, Enel (acting through its subsidiary Enel Energy Europe) and Acciona presented Spain’s Comisión Nacional del Mercado de Valores (CNMV) a joint offer for 100% of Endesa shares.

The main terms of the offer are as follows:

•	the price offered to Endesa shareholders is €41.30 per share, entirely in cash, equal to the price of €41 per Endesa share announced by the offerors on March 26, 2007, increased by interest of 3-month Euribor for the period from March 26, 2007 to May 31, 2007 (rounded up). The offer price will be reduced by the amount of

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

any dividends (including any extraordinary dividends or similar payments) that should be distributed by Endesa between the date of the submission of the tender and the date of publication of the results of the tender (both dates are included for the purposes of any adjustment);

•	the effectiveness of the tender is subject to the complete satisfaction of the following conditions, which may however be waived:

•	the tender offer is accepted by shareholders representing a percentage of Endesa share capital that, together with the shares already held directly and indirectly by the offerors, exceeds 50%;

•	that before the end of the tender acceptance period: (a) the shareholders’ meeting of Endesa approves amendments to a number of articles of the bylaws that restrict shareholder voting rights and removes any other impediment to control of the company with regard to the membership of the board of directors; (b) all resolutions in this regard have been entered in the “Registro Mercantil” of Madrid;

•	the offerors notify the concentration resulting from the tender to the European Commission in accordance with the provisions of regulations governing the control of concentrations between undertakings (Regulation no. 139 of January 20, 2004) and to the antitrust authorities of any other country involved;

•	the tender is subject to receipt of a series of administrative authorizations. To this end, the offerors will make all necessary notifications to the Comisión Nacional de Energía and the Secretaría General de Energía of the Spanish Ministry for Industry, Tourism and Trade, as well as to the administrative and regulatory authorities of any other country involved;

•	in view of the fact that Endesa shares are listed on the New York Stock Exchange (in the form of American Depositary Shares) and are also listed on the offshore exchange (Registro de Valores Extranjeros) of Santiago in Chile, the offerors must perform all necessary formalities for the presentation or extension of the tender to these jurisdictions.

On April 25, following the exclusion of the Viesgo Group companies from the category of principal operators in the Spanish electricity market, the restrictions on Enel’s rights as a shareholder of Endesa were removed.

On April 26, the CNE therefore authorized Enel to increase its holding in Endesa up to 24.99%.

On April 27, the Spanish government authorized the exercise of the shareholder rights in respect of the equity investment in Endesa.

On May 3, Enel and Acciona asked the CNE to authorize the acquisition of Endesa shares, which will be contributed to the tender offer. Enel and Acciona also asked the CNE to authorize the application of the provisions of the agreement between the two companies concerning the joint control of Endesa.

On May 17, 2007 Enel, through its subsidiary Enel Energy Europe (EEE), obtained by the Spanish Cabinet of Ministers the authorization to exercise the voting rights associated with shares acquired or underwritten representing up to a maximum of 24.99% of the share capital of Endesa. The Spanish Cabinet of Ministers also established that, in the event the limitation to the voting rights in Endesa’s bylaws is terminated, and EEE is able to exercise voting rights in excess of 10% of the share capital of Endesa, or in the event EEE otherwise appoints members of the Endesa’s Board of Directors, the authorization is conditioned upon compliance by EEE with some information duties towards the General Secretary of Energy with regard to the corporate strategy, agreements, resolutions and actions it may undertake that affect material interests in Spanish public safety.

On June 1, EEE executed the Share Swap Transaction Agreements entered into with UBS Limited and Mediobanca on a total of 158,601,597 shares in Endesa, S.A. which represents 14.98% of the capital stock, by means of physical delivery of the Endesa shares. As a result of the execution of this transaction (on June 6) EEE acquired 158,601,597 shares of Endesa (74,112,648 from the equity swap with UBS and the remaining 84,488,949

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

from the equity swap with Mediobanca), thus raising its stake in Endesa to a total of 264,401,597 shares and moving from 9.993% to 24.972% of the share capital.

Restructuration of Group’s debt

In order to meet the financial commitments of the above transaction, on April 9 the Board of Directors of Enel SpA also voted to obtain a syndicated line of credit totaling €35 billion. The facility, whose amount is sufficient to fully meet the obligations in respect of the acquisition of Endesa shares, is structured in three tranches with the following characteristics: tranche A of €10 billion maturing at 1 year, with an option to extend the maturity for a further 18 months; tranche B of €15 billion at 3 years; tranche C of €10 billion at 5 years. The interest rate will vary in relation to Enel’s rating. The line of credit may be repaid early in full or in part without penalty.

For the purposes of financing the transaction as well as restructuring the Group’s debt, the Board of Directors also approved:

•	the renewal of the program for the issue of medium-term notes, raising the amount from €10 to €25 billion;

•	the issue by Enel, as part of the above program, of one or more bonds in euro or foreign currency to be placed with institutional investors by December 31, 2007, in the total amount of €5 billion.

On June 13, 2007 Enel has launched on the market a multi-tranche bond for €3.35 billion and 1.1 billion pounds (GBP), equal to approximately €5 billion, as part of its aforesaid Global Medium Term Notes programme.

The operation, which was led by a syndicate of banks made up by Goldman Sachs and Morgan Stanley as Global Coordinators and Banca IMI, BBVA, Banco Santander, Credit Suisse, Deutsche Bank, Dresdner Kleinwort, Royal Bank of Scotland, UBS and Unicredit as joint-bookrunners, has met requests for more than double the amount issued and is structured in the following 5 tranches:

•	1.0 billion euro seven-year floating-rate note, priced at 99.757 equal to 0.20% over 3 months Euribor plus 0.24% yield over the 3 months Euribor;

•	1.5 billion euro 5.25% ten-year fixed-rate note, priced at 99.582, equal to a spread of 0.34% on the swap rate with similar maturity, with a 5.305% yield;

•	850 million euro 5.625% twenty-year fixed-rate note, priced at 99.834, equal to a spread of 0.55% over the swap rate with similar maturity, with a yield of 5.639%;

•	550 million pound (GBP) 6.25% twelve-year fixed-rate note, priced at 99.671, equal to a spread of 0.83% over the Gilt with similar maturity, for a yield of 6.194%;

•	550 million pound (GBP) 5.75% thirty-year fixed-rate note, priced at 98.286, equal to a spread of 0.94% over the Gilt with similar maturity, for a yield of 5.789%.

Memorandum of Understanding with RosAtom

On March 14, 2007, Enel and the Federal Atomic Energy Agency of the Russian Federation (RosAtom) signed a Memorandum of Understanding for the development of the electricity system and nuclear generation in Russia and Central and Eastern Europe.

With the agreement, RosAtom and Enel have expressed their intention to develop a cooperative relationship involving joint investment projects and stakes in the assets related to:

•	the construction of new nuclear power plants;

•	the operation and upgrading of electricity transport networks;

•	the operation of existing nuclear power plants.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisition of AMP Resources

On March 20, 2007, Enel, acting through its subsidiary Enel North America, acquired AMP Resources LLC (AMP) from AMP Capital Partners and another minority investor. The acquisition includes one operational geothermal project and four projects at an advanced development stage for a total capacity of about 150 MW that Enel North America will complete over the next four years.

The projects, located in Nevada, California and Utah, should generate sufficient renewable power to meet the annual electricity demand of about 100,000 US households once they are fully operational.

Partnership with Duferco

On March 21, 2007 Enel signed a partnership agreement with Duferco, one of Europe’s leading steel groups and the top manufacturer of steel and semifinished steel products in Wallonia (Belgium).

The partnership will start with the development of a project to build a combined-cycle gas plant with a net capacity of about 420 MW and a power plant that reuses gases produced in the steel manufacturing process with a capacity of about 65 MW at the Martinelle-Marchienne industrial site. In addition to covering the Duferco Group’s energy needs in Belgium, the power plants will provide new generation capacity for the entire market. To this end, the two partners also plan to establish an electricity sales operation, as well as to develop additional opportunities in other projects in the region.

Archimede Project with ENEA

On March 26, 2007 Enel signed a protocol of understanding with Italy’s National Agency for New Technologies, Energy and the Environment (ENEA) on the operational implementation of the Archimede Project. The initiative involves the construction of a solar plant at Enel’s power station at Priolo Gargallo (Siracusa). It will be the world’s first integration of a gas combined-cycle power station with a thermodynamic solar plant, which will boost the station’s capacity by about 5 MW. The investment will total more than €40 million, with the facility expected to enter service by the end of 2009.

Acquisition of Yukos assets in joint venture with Eni

On April 4, 2007 Enel, acting through the Enineftgaz Consortium (in which Enel has a stake of 40% and Eni 60%), won the tender for the acquisition from Yukos of a set of gas assets, with an offer of about $5.83 billion. The amount that Enel has undertaken to pay at the end of the tender is equal to $852 million.

The main assets are:

•	100% of OAO Arcticgaz;

•	100% of ZAO Urengoil;

•	100% of OAO Neftegaztechnologia;

•	20% of OAO Gazprom Neft (which will be entirely transferred to Eni).

Arcticgaz, Urengoil and Neftegaztechnologia have hydrocarbon exploration and production licenses for the region of Yamal Nenets, the largest gas production area in the world. These companies have total reserves of gas and oil equal to about 5 billion barrels of oil equivalent.

The acquisition marks Enel’s entry into the important upstream segment of the natural gas market and lays the foundations for Enel to operate as a vertically integrated player in that sector.

ENEL S.P.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Acquisition of wind plants in Greece

On May 15, 2007 Enel has signed an agreement for the acquisition in Greece of wind plants either already in service or under development with a total capacity of 127 MW. In particular, the contract regards the acquisition of wind plants with a capacity of 84 MW already in service and 43 MW under construction. The plants are owned by the Greek group Copelouzos (50%), already an Enel partner in Enelco, which recently submitted the winning tender offer for the construction of a combined cycle gas plant of 430 MW at Livadia in central Greece, and by the International Constructional Group (50%).

The acquisition places Enel among the top three operators in the wind power production market, with plants distributed throughout Greece.

Acquisition of generation capacity in Russia

On June 6, 2007 Enel has acquired a 25.03% stake in JCS Fifth Generation Company of the Wholesale Electricity Market (“OGK-5”, four thermal power plants with a total capacity of about 8,700 MW) at an auction held in Moscow. On June 22, 2007 Enel has acquired a further 4.96% stake of the company. The total consideration for both acquisitions amounts to €1,330 million.

Established in 2004 as part of the industry reform, OGK-5 is one of six thermal wholesale generation companies in Russia, with assets strategically located in some of the most developed and fastest growing regions of the country, including 2,400 MW of gas fired capacity at Konakovskaya GRES in the Tver Region (Central Russia), 1,290 MW of gas fired capacity at Nevinnomysskaya GRES in the Stavropol Region (Southern Russia), 3,800 MW of coal fired capacity at Reftinskaya GRES in the Sverdlovsk Region (Urals) and 1,182 MW of gas fired capacity at Sredneuralskaya GRES in the Sverdlovsk Region (Urals).

Acquisition of distribution network in Romania

On June 11, 2007 Enel and Electrica SA, a company entirely owned by AVAS, signed the contract for the privatisation of the majority stake in the distribution company Electrica Muntenia Sud (EMS), which owns and operates the electricity distribution grid of Bucharest. Through this transaction, valued at 820 million euros, Enel will acquire directly from Electrica, against the amount of 395 million euros, 50% of the shares, after which it will acquire 67.5% (63.3% if the Property Fund will exercise its preemption rights over the shares related to the capital increase) of the company further to subscription of new titles via a capital increase in amount of 425 million euros, which will be used to finance the company’s investment plan (1 billion euros in the next 15 years).

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Wind Telecomunicazioni SpA

1	We have audited the consolidated statements of income, of changes in shareholders’ equity and of cash flows of Wind Telecomunicazioni SpA (an Italian corporation) and its subsidiaries (the “Company”) as of December 31, 2004 for the year then ended (expressed in Euro). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

2	We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

3	The consolidated financial statements as of December 31, 2004 do not include comparative information and notes for 2003 that would be required to present the financial position, the result of operations and the cash flows in conformity with International Financial Reporting Standards as adopted by EU. As described in the notes, in fact, these consolidated financial statements are intended to comprise the comparative financial statements to the year ended December 31, 2005, which will be the first IFRS compliant consolidated financial statements.

4	In our opinion, except for the matter reported in the previous paragraph regarding the omission of comparative financial information for 2003, the consolidated financial statements referred to above present fairly, in all material respects the results of the operations and the cash flows of Wind Telecomunicazioni SpA and its subsidiaries for the year ended December 31, 2004, in conformity with the International Financial Reporting Standards issued by the International Accounting Standards Board as adopted by EU.

5	We draw your attention to the matters regarding deferred tax assets and intangible assets as described in the notes to the consolidated financial statements.

6	International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the notes to the consolidated financial statements under the caption US GAAP schedules and additional disclosures.

Rome, 22 June 2006

PricewaterhouseCoopers SpA

Sergio Duca
Partner

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: June 28, 2007

ENEL S.P.A.
(Registrant)

/s/
Name: Fulvio Conti
Title: Chief Executive Officer