Form 20-F/A
period 2006-12-31
ENEL SOCIETA PER AZIONI
filed 2007-11-13
CIK 1096200

As filed with the Securities and Exchange Commission on November 13, 2007
UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 20-F/A
(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No.1 to our Annual Report on Form 20-F as filed on June 29, 2007 is being filed solely to remove the single word “(unaudited)” from the title of Note 25 of the Consolidated Financial Statements included therein, as appearing on page F-102 thereof.

1

ITEM 18.	FINANCIAL STATEMENTS

2

ITEM 19.	EXHIBITS

Index to Exhibits filed with this Amendment No. 1

12.1 Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2 Certification of Principal Financial Officers pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1 Certification of Chief Executive Officer and Chief Financial Officers pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

3

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

Rome, 22 June 2006

PricewaterhouseCoopers SpA

Sergio Duca
Partner

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this amendment to its annual report on its behalf.

Date: November 13, 2007

ENEL S.P.A.
(Registrant)

/s/  Fulvio Conti
Name: Fulvio Conti
Title: Chief Executive Officer